Form 10-K, Exhibit 13
period 1997-12-31
GENZYME CORP
filed 1998-03-31
CIK 732485

                          FINANCIAL STATEMENTS                    EXHIBIT 13.1

                                                                                                          PAGE NO.

I.   GENZYME GENERAL
      Selected Financial Data...........................................................................       2
      Management's Discussion and Analysis of Financial Condition and Results of Operations.............       5
      Combined Balance Sheets - December 31, 1997 and 1996..............................................      12
      Combined Statements of Operations - For the Years Ended December 31, 1997, 1996 and 1995..........      13
      Combined Statements of Cash Flows - For the Years Ended December 31, 1997, 1996 and 1995..........      15
      Notes to Combined Financial Statements............................................................      17
      Report of Independent Accountants.................................................................      30

II.  GENZYME CORPORATION AND SUBSIDIARIES
      Selected Financial Data...........................................................................      31
      Management's Discussion and Analysis of Financial Condition and Results of Operations.............      34
      Consolidated Balance Sheets - December 31, 1997 and 1996..........................................      45
      Consolidated Statements of Operations - For the Years Ended December 31, 1997, 1996 and 1995......      47
      Consolidated Statements of Cash Flows - For the Years Ended December 31, 1997, 1996 and 1995......      49
      Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1997, 1996
        and 1995........................................................................................      51
      Notes to Consolidated Financial Statements........................................................      53
      Report of Independent Accountants.................................................................      83

GENZYME GENERAL
SELECTED FINANCIAL DATA

COMBINED STATEMENTS OF OPERATIONS DATA
(AMOUNTS IN THOUSANDS)                                                      FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------
                                                             1997           1996           1995          1994             1993
                                                          ---------      ---------      ---------     ---------        ---------
Revenues:
  Net product sales .................................     $ 529,927      $ 424,483      $ 304,373     $ 238,645        $ 183,366
  Net service sales .................................        55,835         61,638         47,230        49,686           50,511
  Revenues from research and development contracts:
    Related parties .................................         8,041         23,011         26,758        20,883           29,478
    Other ...........................................         3,400          2,310            202         1,513            2,332
                                                          ---------      ---------      ---------     ---------        ---------
    Total revenues ..................................       597,203        511,442        378,563       310,727          265,687

Operating costs and expenses:
  Cost of products sold (1) .........................       206,028        155,930        113,964        92,226           64,704
  Cost of services sold .............................        35,451         42,889         31,137        32,116           34,558
  Selling, general and administrative (1) ...........       173,020        135,153         97,520        80,026           72,051
  Research and development (including research and
   development related to contracts).................        74,192         69,969         57,907        51,696           45,526
  Amortization of intangibles .......................        12,534          8,849          4,647         4,741            5,964
  Purchase of in-process research and
   development (2)...................................          --          130,639         14,216          --             24,000
  Other (3)..........................................          --            1,465           --            --             26,517
                                                          ---------      ---------      ---------     ---------        ---------
    Total operating costs and expenses ..............       501,225        544,894        319,391       260,805          273,320
                                                          ---------      ---------      ---------     ---------        ---------

Operating income (loss) .............................        95,978        (33,452)        59,172        49,922           (7,633)

Other income (expenses):
  Equity in loss of unconsolidated affiliates .......        (5,281)        (2,633)        (1,810)       (1,353)            --
  Other (1) .........................................        (2,000)         1,711          1,608        (9,752)           9,192
  Investment income .................................        10,038         13,909          7,428         9,072           12,209
  Interest expense ..................................        (8,108)        (6,842)        (1,069)       (1,354)          (2,500)
                                                          ---------      ---------      ---------     ---------        ---------
    Total other income (expenses) ...................        (5,351)         6,145          6,157        (3,387)          18,901
                                                          ---------      ---------      ---------     ---------        ---------
Income (loss) before income taxes....................        90,627        (27,307)        65,329        46,535           11,268
Provision for income taxes ..........................       (33,601)       (20,206)       (30,506)      (16,341)          (2,812)
                                                          ---------      ---------      ---------     ---------        ---------

Net income (loss) ...................................        57,026        (47,513)        34,823        30,194            8,456
Tax benefit allocated from Genzyme Tissue Repair ....        17,666         17,011          8,857         1,860            9,564
Tax benefit allocated from Genzyme Molecular
  Oncology ..........................................         2,755           --             --            --               --
                                                          ---------      ---------      ---------     ---------        ---------
Net income (loss) attributable to Genzyme General
    Division Common Stock ("GGD Stock") (4,6,11) ....     $  77,447      $ (30,502)     $  43,680     $  32,054        $  18,020
                                                          =========      =========      =========     =========        =========

GENZYME GENERAL
SELECTED FINANCIAL DATA (CONTINUED)

COMBINED STATEMENTS OF OPERATIONS DATA (CONTINUED)
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                  FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------
                                                             1997           1996            1995          1994          1993
                                                          -------       --------        --------      --------       -------
GENZYME GENERAL COMMON SHARE DATA:
Net income (loss) attributable to GGD Stock (4)           $77,447       $(30,502)       $ 43,680      $ 32,054       $18,020
                                                          =======       ========        ========      ========       =======

 Per Genzyme General common share-basic (4,5,6):
   Net income (loss) .............................        $  1.01       $  (0.45)       $   0.79      $   0.67       $  0.37
                                                          =======       ========        ========      ========       =======

    Weighted average shares outstanding (5)........        76,531         68,289          55,531        48,141        48,075
                                                          =======       ========        ========      ========       =======

Per Genzyme General common and common
  equivalent share-diluted (4,5,6):
    Net income (loss) .............................       $  0.98       $  (0.45)       $   0.68      $   0.58       $  0.36
                                                          =======       ========        ========      ========       =======

    Adjusted weighted average shares outstanding (5)       78,925         68,289          63,967        55,321        56,282
                                                          =======       ========        ========      ========       =======

COMBINED BALANCE SHEET DATA (2):                                                      DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------
                                                         1997             1996           1995           1994           1993
                                                   ----------       ----------       --------       --------       --------
Cash and investments (7) ...................       $  193,197       $  171,725       $278,663       $128,652       $168,953
Working capital ............................          307,988          381,373        308,036         83,314         99,503
Total assets ...............................        1,203,056        1,229,519        854,586        630,144        532,357
Long-term debt and capital lease obligations
 excluding current portion (8,9) ...........          117,978          223,998        124,473        126,555        144,674
Division equity (10) .......................          980,876          884,225        659,281        395,651        324,391

There were no cash dividends paid.

NOTES TO SELECTED FINANCIAL DATA:

(1) In the fourth quarter of 1997, Genzyme General recorded $29.2 million of charges mainly associated with its Pharmaceutical business and Surgical Products businesses and the sale of Genetic Design, Inc.("GDI"), which was sold in 1996. This resulted in (i) an $18.1 million charge to cost of products sold primarily related to the melatonin, bulk pharmaceuticals and fine chemical product lines which are being discontinued by Genzyme General; (ii) charges of $5.5 million to cost of products sold and $3.5 million to selling, general and administrative("SG&A") expense primarily related to the manufacturing and selling of the Sepracoat(TM) product line, which was also discontinued after an advisory panel of the U.S. Food and Drug Administration (the "FDA") recommended against granting market approval of this product in 1997; and (iii) a $2.0 million charge to other expense related to the uncertainty of collection on certain notes receivable.

(2) Genzyme General acquired: in 1996 the assets of Deknatel Snowden Pencer, Inc. ("DSP") and all of the Callable Common Stock of Neozyme II Corporation ("Neozyme II"); in 1995 the publicly-held, minority interest in IG Laboratories, Inc. ("IG"); and, in 1993, all of the rights to one of the two remaining development programs of Neozyme I Corporation ("Neozyme I"). In connection with these transactions, all of which were accounted for as purchases, Genzyme General charged to operations the following amounts which represented the purchase of in-process research and development:
     1996, $130.6 million; 1995, $14.2 million; and 1993, $24.0 million.

(3) In 1996, Genzyme General incurred restructuring charges of $1.5 million related to the consolidation of laboratory operations in its diagnostic services business and to the consolidation of foreign operations in its surgical products business in connection with certain acquisitions. In 1993, Genzyme General incurred restructuring charges of $2.8 million related to the consolidation of laboratory operations in its diagnostic services business and wrote off $23.7 million for the value of impaired goodwill associated primarily with IG's acquisition of GDI in 1992.

(4) Net income (loss) attributable to Genzyme General and net income (loss) per common and common equivalent share of GGD Stock for the year ended December 31, 1993 gives effect to the provisions of the Management and Accounting Policies adopted by the Genzyme Board of Directors (the "Genzyme Board") in connection with the creation of the Genzyme Tissue Repair Division ("Genzyme Tissue Repair" or "GTR") and, accordingly, are pro forma presentations.

(5) Reflects a July 25, 1996 2-for-1 stock split of GGD Stock effected by means of a 100% stock dividend paid to stockholders of record on July 11, 1996. All share and per share amounts have been restated to reflect this split.

(6) In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share" which established a different method of computing net income per share ("EPS") than is required under the provisions of Accounting Principles Board Opinion No. 15 ("APB 15"). The Company adopted SFAS 128 in the fiscal quarter ending December 31, 1997. All historical EPS data presented herein has been restated to conform to the provisions of SFAS
     128 (See Note A. "Summary of Significant Accounting Policies-Net Income
     (Loss) Per Share" to Genzyme General's Combined Financial Statements).

(7) Cash and investments includes cash, cash equivalents, and short- and long-term investments and excludes investment in equity securities.

(8) In March 1996, holders of the 6 3/4% Convertible Subordinated Notes due 2001 (the "Notes") issued by Genzyme in October 1991 for net proceeds of $97.3 million, converted such notes into 3,782,493 shares of GGD Stock and 2,553 shares of Genzyme Tissue Repair Division Common Stock ("GTR Stock").

(9) In June 1996, the Company's $15.0 million credit line with a commercial bank was increased to $215.0 million in connection with the acquisition of DSP in July 1996. In November 1996, this credit line was refinanced with a syndicated group of banks and the line of credit was increased to $225.0 million (the "Revolving Credit Facility"). As of December 1996, Genzyme had $218.0 million outstanding under the Revolving Credit Facility, of which $200.0 million was allocated to Genzyme General. As of December 31, 1997, Genzyme had $118.0 million outstanding under the Revolving Credit Facility, of which $95.0 million was allocated to Genzyme General. (See Note J. "Long-Term Debt and Leases" to Genzyme's Consolidated Financial Statements).

(10) In October 1995, Genzyme General completed the sale of 5,750,000 shares of GGD Stock for net proceeds of $141.3 million.

(11) Genzyme formed Genzyme Molecular Oncology Division ("Genzyme Molecular Oncology" or "GMO") in June 1997 by acquiring Pharmagenics, Inc. and combining it with several existing programs in the field of oncology. The costs related to these programs were included in Genzyme General from December 1, 1994 to June 18, 1997. Therefore, from June 18, 1997, the costs and expenses related to GMO are no longer included in Genzyme General's results of operations.

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF GENZYME GENERAL'S FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

This discussion contains forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent the expectations of the management of Genzyme General Division ("Genzyme General") and Genzyme Corporation ("Genzyme" or the "Company) as of the filing date of this Annual Report. The actual results for both Genzyme General and Genzyme could differ materially from those anticipated by the forward-looking statements due to the risks and uncertainties described under the caption "Factors Affecting Future Operating Results" for Genzyme General and Genzyme, respectively. Stockholders and potential investors should consider carefully each of these risks and uncertainties in evaluating the financial condition and results of operations of Genzyme General and Genzyme.

         Genzyme provides separate financial statements for the Company and its subsidiaries on a consolidated basis and for each of Genzyme General, Genzyme Tissue Repair Division ("Genzyme Tissue Repair" or "GTR") and Genzyme Molecular Oncology Division ("Genzyme Molecular Oncology" or "GMO"). The financial statements of each division include the financial position, results of operations and cash flows of programs and products allocated to the division under the Company's Restated Articles of Organization, as amended (the "Genzyme Charter"), and the management and accounting policies adopted by the Genzyme Board of Directors (the "Genzyme Board") to govern the relationship of the divisions. The financial information of Genzyme General, Genzyme Tissue Repair and Genzyme Molecular Oncology, taken together, include all accounts which comprise the consolidated financial information presented for Genzyme and its subsidiaries.

         For purposes of financial statement presentation, all of the Company's programs and products are allocated to Genzyme General, Genzyme Tissue Repair or Genzyme Molecular Oncology. Notwithstanding this allocation, Genzyme continues to hold title to all of the assets and is responsible for all of the liabilities allocated to each of the divisions. Holders of Genzyme General Division Common Stock ("GGD Stock"), Genzyme Tissue Repair Division Common Stock ("GTR Stock") and Genzyme Molecular Oncology Division Common Stock ("GMO Stock") have no specific claim against the assets attributed to the division whose performance is associated with the series of stock they hold. Liabilities or contingencies of one division that affect Genzyme's resources or financial condition could affect the financial condition or results of operations of the other divisions.

         Stockholders and potential investors should, therefore, read this discussion and analysis of Genzyme General's financial position and results of operations in conjunction with the financial statements and related notes of Genzyme General and the discussion and analysis of Genzyme's financial position and results of operations and financial statements and related notes of Genzyme, all of which are included with this Annual Report.


RESULTS OF OPERATIONS

         The following discussion summarizes the key factors management considers necessary in reviewing Genzyme General's combined results of operations. Detailed discussion and analysis of the consolidated results of operations of Genzyme Corporation and its subsidiaries, which include the combined results of Genzyme General, Genzyme Tissue Repair and Genzyme Molecular Oncology, are provided separately in this Annual Report under "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations. "

         In the fourth quarter of 1997, Genzyme General recorded $29.2 million of charges mainly associated with its Pharmaceutical and Surgical Products businesses and the sale of Genetic Design, Inc.("GDI"), which was sold in 1996. The Pharmaceutical business will now focus on products that are more consistent with Genzyme General's long-term business strategy of moving towards higher-value products and away from fine chemical and bulk pharmaceuticals. This change in strategy resulted in a $18.1 million charge to cost of products sold primarily related to the melatonin, bulk pharmaceuticals and fine chemical product lines which are being discontinued. In addition, Genzyme General recorded charges of $5.5 million to cost of products sold and $3.5 million to selling, general and administrative("SG&A") expense primarily related to the manufacturing and selling of the Sepracoat(TM) product line, which was also discontinued after an advisory panel of the U.S. Food and Drug Administration ("FDA") recommended against granting marketing approval of this product in 1997. Genzyme General also recorded a $2.0 million charge to other expense related to the uncertainty of collection on certain notes receivable.

         Because of the strategic changes in Genzyme General's business, the financial condition and results of operations will now be discussed differently than in previous years. Genzyme General is now focusing its efforts within three business ares -- therapeutics, surgical products and diagnostics.

1997 AS COMPARED TO 1996

         REVENUES. Total revenues for 1997 were $597.2 million compared to $511.4 million in 1996, an increase of 17%. Product and service revenues were $585.8 million, compared to $486.1 million in 1996, an increase of 21%. Revenues from research and development contracts for 1997 were $11.4 million compared to $25.3 million in 1996, a decrease of 55%.

         Product revenues in 1997 increased 25% to $529.9 million from $424.5 million in 1996, due primarily to increased sales of Cerezyme(R) enzyme and a full year of sales by DSP, which was acquired by the Company in July 1996.

         Sales of Therapeutic products in 1997 consisted primarily of sales of Cerezyme(R) enzyme and Ceredase(R) enzyme. Sales of Cerezyme(R) enzyme and Ceredase(R) increased 26% to $332.7 million from $264.6 million in 1996, due to continued growth in new patient accruals in existing markets. Genzyme General's results of operations are highly dependent on sales of Cerezyme(R) enzyme and Ceredase(R) enzyme, which together represented 63% of consolidated product sales in 1997 compared to 62% in 1996. In October 1996, Genzyme General received FDA approval to manufacture Cerezyme(R) enzyme in the Company's large-scale manufacturing plant located in Boston, Massachusetts. Having achieved the ability to produce uninterrupted supply of Cerezyme(R) enzyme at the plant, Genzyme General commenced the process of converting patients receiving Ceredase(R) enzyme to Cerezyme(R) enzyme. The conversion of patients from Ceredase(R) enzyme to Cerezyme(R) enzyme is substantially complete in the United States. Genzyme General may be required to record a charge to earnings for the equipment used exclusively for and any inventory of Ceredase(R) enzyme remaining upon completion of the patient conversion process and, if the conversions proceed more rapidly than anticipated, the remaining inventory of Ceredase(R) enzyme and the corresponding charge to earnings could be material. Pharmaceuticals 1997 product sales decreased 31% from 1996 due primarily to a significant decline in sales of Melatonin in 1997. Melatonin sales declined materially during the second half of 1996 due to declining market demand and Genzyme General discontinued this product line in the fourth quarter of 1997.

         The Surgical Products business unit was formed in July 1996 following the acquisition of DSP and combines the business of DSP with Genzyme General's hyaluronic acid-based products designed to limit post operative adhesions (the "Sepra Products"). Sepra Products primarily consist of sales of Seprafilm(R). Product sales by the Surgical Products business unit for 1997 were $100.8 million as compared to $50.7 million for period from July 1, 1996, the date of the acquisition of DSP, through December 31, 1996. Surgical Products sales consisted primarily of sales of cardiovascular fluid management products, surgical closures and surgical instruments. These product sales declined 12% in the second half of 1997 in comparison to the same period of 1996 due to a loss of volume and severe price competition in the fluid management business. DSP's product sales for the first half of 1996, which are not included in the results of Genzyme General, were $53.2 million.

         Seprafilm(R) is being marketed in the United States and Canada by Genzyme General on behalf of Genzyme Ventures II ("GVII"), the joint venture between Genzyme and Genzyme Development Partners, L.P. ("GDP"). In March 1997, Genzyme and GDP reached agreement concerning the operation of and allocations of profits and losses from GVII. Under the terms of this agreement, Genzyme purchases product from GVII for resale by Genzyme. Genzyme funds the activities of GVII and is reimbursed at cost for SG&A expenses. The first $200,000 of losses generated by GVII are allocated to GDP and thereafter losses are allocated 40% to GDP and 60% to Genzyme, provided, however, that to the extent a loss allocated to GDP would, pursuant to the partnership agreement, be allocated to the general partner of GDP rather than the limited partners, such loss is allocated 100% to Genzyme. GDP will receive the first $5.6 million in profits generated by GVII, Genzyme General will receive the next $8.4 million in profits and, thereafter, Genzyme General and GDP will receive 60% and 40% share, respectively, in the profits of GVII. In 1997, Genzyme General contributed an additional $1.5 million to GVII through GDP.

         The diagnostics business unit consists of product sales and genetic testing services. Product sales of diagnostic products in 1997 were level with 1996. Service revenues for genetic testing in 1997 decreased 9% primarily due to the loss of revenue from GDI, which was sold in November 1996. This decrease was offset in part by higher unit volumes that were primarily attributable to the acquisition of Genetrix, Inc. ("Genetrix"), which was included in Genzyme General's results of operations from May 1, 1996.

         International sales as a percentage of total sales in 1997 increased to 37% from 35% in 1996, due primarily to a 32% increase in combined international sales of Cerezyme(R) enzyme and Ceredase(R) enzyme, offset in part by additional domestic sales by DSP.

         Revenues from research and development contracts for 1997 decreased 55% to $11.4 million from $25.3 million in 1996, due primarily to the absence of revenue from Neozyme II, which was acquired by

Genzyme in the fourth quarter of 1996. This decrease was offset in part by increases in revenues from research and development contracts with third parties. Revenues from Neozyme II were $19.8 million in 1996.

MARGINS AND OPERATING EXPENSES. Gross margins for 1997 were 59%, level with 1996. Excluding the effects of special charges, gross margins were 63% in 1997 compared to 59% in 1996. Genzyme General provides a broad range of health care products and services, resulting in a range of gross margins depending on the particular market conditions of each product or service. Product margins for 1997 decreased to 61% from 63% in 1996. Excluding the effects of special charges, product margins in 1997 were 66%. The increase in product margins before special charges in 1997 is primarily due to increased sales volume of Cerezyme[R] enzyme offset in part by a full year of sales of lower margin DSP products. Service margins for 1997 increased to 37% from 30% in 1996 due to the consolidation of Genetrix, the sale of GDI in 1996 and the resulting elimination of redundant facilities and staffing.

         SG&A expenses and amortization of intangibles for 1997 were $185.6 million compared to $144.0 million in 1996, an increase of 29%. Excluding special charges, SG&A expenses increased by 25% over 1996. The increase was due primarily to the acquisition of DSP and increased staffing in support of the growth in several product lines, most notably in support of the North American introduction of Seprafilm(R). DSP added $16.7 million in SG&A expenses and amortization of intangibles in the first half of 1997 for which comparable amounts were not included in the results of Genzyme General in 1996. The acquisition of Genetrix did not materially affect SG&A expenses in 1996 and 1997 due to consolidation of operations.

         Research and development expenses for 1997 were $74.2 million compared to $70.0 million in 1996, an increase of 6%, due to Genzyme General's commitment to fund development costs of the transgenic recombinant human antithrombin III ("ATIII") program being conducted by Genzyme Transgenics Corporation ("GTC") and increased spending on internal programs, most notably Thyrogen[R].

         OTHER INCOME AND EXPENSES. Other income and expenses were a net expense of $5.4 million (which includes a $2.0 million special charge) compared to other income of $6.1 million in 1996. The change was due primarily to a decrease in investment income and an increase in interest expense as well as increased equity in net losses of unconsolidated affiliates. Investment income for 1997 was $10.0 million, compared with $13.9 million for 1996. The decrease resulted from lower average cash and investment balances. Investment income for 1997 did not include any material gain or loss from sales of securities. Interest expense for 1997 was $8.1 million, compared to $6.8 million in 1996. The increase resulted from interest on funds borrowed to finance portions of the acquisitions of DSP and Neozyme II. Equity in net loss of unconsolidated affiliates increased from $2.6 million in 1996 to $5.3 million in 1997. The change is primarily due to increased losses from Genzyme General's 43% owned affiliate, GTC, and increased losses resulting from the joint venture between Genzyme General and GelTex Pharmaceuticals, Inc. ("GelTex") for the development and commercialization of RenaGel[R] phosphate binder.

         The net tax provision for 1997 varies from the U.S. statutory tax rate because of the provision for state income taxes, the foreign sales corporation, nondeductible amortization of intangibles, tax credits and Genzyme General's share of the losses of unconsolidated affiliates. In 1997, the effective tax rate was 37%, compared to 41% in 1996 before acquisitions. The decrease in the rate was due to additional tax credits in 1997 as well as a change in Massachusetts state law. The allocated tax benefit generated by GTR and GMO of $17.7 million and $2.8 million, respectively, in 1997 and $17.0 million and zero, respectively, in 1996 reduced Genzyme General's tax rate to 15% and 12% in 1997 and 1996, respectively.

         1996 AS COMPARED TO 1995

         REVENUES. Total revenues for 1996 were $511.4 million compared to $378.6 million in 1995, an increase of 35%. Product and service revenues were $486.1 million in 1996 compared to $351.6 million in 1995, an increase of 38%. Revenues from research and development contracts for 1996 were $25.3 million compared to $27.0 million in 1995, a decrease of 6%.

         Product revenues in 1996 increased 39% to $424.5 million from $304.4 million in 1995, due primarily to the addition of sales by DSP and to increased sales of Ceredase(R) enzyme and Cerezyme(R) enzyme. Increases in sales by each of the Diagnostic Products and Pharmaceuticals business units accounted for the remainder of the increase in product revenues in 1996.

     Sales of Therapeutic products in 1996 consisted entirely of sales of Ceredase(R) enzyme and Cerezyme(R) enzyme. Through the third quarter of 1995, Therapeutic product sales included sales of Cosmetic Grade HA Powder, which were reclassified as Pharmaceuticals product sales beginning in the fourth quarter of 1995. Sales of Ceredase(R) enzyme and Cerezyme(R) enzyme in 1996 increased 23% to $264.6 million due to increased shipments resulting from the introduction of these products in Japan and continued growth in new patient accruals in existing markets. Genzyme General's results of operations are highly dependent on sales of Ceredase(R) enzyme and Cerezyme(R) enzyme, which together represented 62% of consolidated product sales in 1996 compared to 71% in 1995.

         Product sales by the Surgical Products business unit for the period beginning with the DSP acquisition on July 1, 1996 and ending December 31, 1996 were $50.7 million and were generated primarily from sales by DSP. DSP's product sales for the first half of 1996 and for the years ending December 31, 1995 and 1994, which are not included in the results of Genzyme General, were $53.2 million, $95.2 million and $90.5 million, respectively.

         Product sales by the Diagnostic products and Pharmaceuticals business units increased 15% and 45%, respectively, over 1995. The increase in Diagnostic Products sales resulted from growth in each of its product lines, most notably in sales of the Direct LDLTM test and diagnostic intermediates. The increase in Pharmaceuticals sales was generated primarily from sales of Melatonin during the first half of 1996 and from sales of cosmetic grade HA powder. Melatonin sales declined materially during the second half of 1996 due to declining market demand.

         Revenues for the diagnostic services business unit in 1996 increased 31% to $61.6 million, due to higher unit volumes that were primarily attributable to the acquisition of Genetrix, which was included in Genzyme General's results of operations from May 1, 1996 forward, and to changes in service pricing. On November 1, 1996, the assets of GDI were sold. GDI contributed $11.6 million in diagnostic service revenues through October 31, 1996.

         International sales as a percentage of total sales in 1996 decreased to 35% from 36% in 1995, as the addition of domestic sales by DSP offset a 35% increase in combined international sales of Ceredase(R) enzyme and Cerezyme(R) enzyme.

         Revenues from research and development contracts for 1996 decreased 6% to $25.3 million from $27.0 million in 1995, as a decrease in revenues from Neozyme II was partially offset by an increase in revenues from research and development contracts with third parties. Revenues from Neozyme II decreased 18% to $19.8 million in 1996 compared to $24.2 million in 1995, due to the acquisition of Neozyme II in the fourth quarter.

         MARGINS AND OPERATING EXPENSES. Gross margins for 1996 were 59%, level with 1995. Genzyme General provides a broad range of health care products and services, resulting in a range of gross margins depending on the particular market conditions of each product or service. Product margins for 1996 were 63%, level with 1995, as sales of higher margin products and cost reductions by both the Pharmaceuticals and Diagnostic products business units and higher margins on Ceredase(R) enzyme resulting from manufacturing process improvements were offset by lower margin products acquired with DSP. Service margins for 1996 decreased to 30% from 34% in 1995 due to the consolidation of Genetrix, which required the operation of redundant facilities while staffing was expanded and employees trained at the facilities that remained open following the consolidation.

         SG&A expenses and amortization of intangibles for 1996 were $144.0 million compared to $102.2 million in 1995, an increase of 41%. The increase was due primarily to the acquisition of DSP and increased staffing in support of the growth in several product lines, most notably in support of the North American introduction of the Sepra Products. DSP added $12.1 million in SG&A expenses in 1996. For the first half of 1996 and for 1995, DSP incurred
SG&A expenses of $15.7 million and $25.3 million, respectively, which are not included in the results of Genzyme General. Genetrix did not contribute materially to SG&A expenses in 1996 due to consolidation of its operations with Genzyme Genetics.

         Research and development expenses for 1996 were $70.0 million compared to $57.9 million in 1995, an increase of 21%, due to Genzyme General's funding of development costs of the ATIII program being conducted by GTC and increased spending on internal programs, most notably Thyrogen(R).

         Genzyme recorded charges related to the following acquisitions completed in 1996:

         Genetrix. On May 1, 1996, Genzyme acquired all of the outstanding shares of Genetrix capital stock in exchange for approximately 1,380,000 shares of GGD Stock valued at approximately $36.5 million. Genzyme General recorded a charge in 1996 of $1.5 million for amortization of goodwill and a restructuring charge of $1.0 million in connection with the Genetrix acquisition.

         DSP. On July 1, 1996, Genzyme acquired DSP for a total purchase price of $252.0 million. Genzyme General recorded charges of $24.2 million for the purchase of in-process research and development and $0.5 million for restructuring in connection with the acquisition of DSP.

         Neozyme II. On October 28, 1996, Genzyme, through a wholly-owned subsidiary ("Acquisition Corp.") completed a tender offer for outstanding Units of Neozyme II for $45.00 per Unit in cash. A total of 2,385,686 Units, or 98.8%, were tendered and accepted for payment. Each Neozyme II Unit consisted of one share of Callable Common Stock and one Callable Warrant to purchase two shares of GGD Stock and 0.135 share of GTR Stock. On December 6, 1996, Neozyme II was merged with and into Acquisition Corp. and the remaining outstanding shares of Callable Common Stock (other than shares held by Genzyme and its subsidiaries) were thereby cancelled and converted into the right to receive $29.00 per share in cash. The Callable Warrants included in the untendered Units separated from the shares of Callable Common Stock converted in the merger and became exercisable on December 6, 1996. Genzyme General recorded a charge of $106.5 million for the purchase of in-process research and development in connection with the acquisition of Neozyme II.

         OTHER INCOME AND EXPENSES. Other income and expenses decreased by less than 1% in 1996 to $6.1 million compared to $6.2 million in 1995, as increases in interest expenses offset an 87% increase in investment income. Investment income for 1996 was $13.9 million, compared with $7.4 million for 1995. The increase resulted from higher average cash and investment balances. Investment income for 1996 did not include any material gain or loss on sales of securities. Interest expense for 1996 was $6.8 million, compared to $1.1 million in 1995. The increase resulted from interest on funds borrowed to finance portions of the acquisitions of DSP and Neozyme II.

         The tax provision for 1996 varies from the U.S. statutory tax rate because of the provision for state income taxes, tax credits, taxes on foreign earnings, losses of unconsolidated affiliates and nondeductible charges in connection with tax-free acquisitions. In 1996, the effective tax rate before these acquisitions was 41%, compared to 38% in 1995. The increase in the rate was due to nondeductible goodwill charges in 1996 and to the absence in 1996 of certain operating loss carryforwards available in 1995. The tax provision in 1996 resulted from taxes on foreign earnings and taxes on earnings before acquisition-related charges comprising charges for goodwill and incomplete technologies accruing from the acquisitions of DSP of Genetrix. The allocated tax benefit generated by GTR of $17.0 million in 1996 and $8.9 million in 1995 reduced Genzyme General's tax rate to 12% and 33% in 1996 and 1995, respectively.

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 1997, Genzyme General had cash, cash equivalents and investments (excluding equity securities) of $193.2 million compared to $171.7 million at December 31, 1996 an increase of $21.5 million. In 1997, operating and financing activities provided $79.5 million and $2.8 million of cash, respectively, while investing activities used $91.0 million of cash and fluctuations in exchange rates caused a reduction in cash of $2.3 million.

         At December 31, 1997, inventories had increased 12% to $137.7 million from $123.4 million at December 31, 1996, due primarily to support of increased business operations, most notably in the Therapeutics inventories as a result of increased production of the Cerezyme(R) enzyme and in the Surgical Products business unit in support of the introduction of Seprafilm(R) in the North American marketplace. Genzyme General used $28.5 million for capital acquisitions. Genzyme General used $50.3 million for net purchases of investments. Genzyme General received $123.8 million of cash from issuances of common stock and used $101.1 million of cash for payments of debt and capital leases.

         Genzyme General believes that its available cash, investments and cash flow from operations will be sufficient to finance its planned operations and capital requirements for the foreseeable future. Although Genzyme General currently has substantial cash resources, it has committed to utilize a portion of its resources for certain purposes, such as completing the market introduction of the Sepra Products in the United States and Europe and making certain payments to third parties in connection with strategic collaborations. Genzyme General's cash resources will also be diminished upon repayment of amounts borrowed, plus accrued interest, under the Revolving Credit Facility and if its option to acquire the partnership interests in GDP is exercised using cash to pay some or all of the exercise price. In addition, the liabilities or contingencies of GTR and GMO affect Genzyme's resources or financial condition and could affect the financial condition or results of operations of Genzyme General. As a result, Genzyme may have to obtain additional financing. There can be no assurance that such financing will be available on terms reasonably acceptable to Genzyme. Genzyme General's capital requirements could differ materially from those currently anticipated by management due to the factors described under the "Factors Affecting Future Operating Results-Future Capital Needs" in "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations".

         For a discussion of the demands, commitments and events that may affect the liquidity and capital resources of Genzyme Corporation including Genzyme General, see "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations - Liquidity and Capital Resources" included in this Annual Report.

NEW ACCOUNTING PRONOUNCEMENTS, YEAR 2000 AND FINANCIAL REPORTING RELEASE 48 ("FRR 48")

         See Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations -- Liquidity and Financial Resources included in this Annual Report.

FACTORS AFFECTING FUTURE OPERATING RESULTS

         The future operating results of Genzyme General could differ materially from the results described above due to the risks and uncertainties described below and under the heading "Management's Discussions and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations - Factors Affecting Future Operating Results" included in this Annual Report.

         DEPENDENCE ON CEREZYME(R) ENZYME AND CEREDASE(R) ENZYME SALES. Genzyme General's results of operations are highly dependent upon the sales of Cerezyme(R) enzyme and Ceredase(R) enzyme. Sales of Cerezyme(R) enzyme and Ceredase(R) enzyme in 1997 were $332.7 million, representing 63% of Genzyme's consolidated product sales in 1997.

         To address supply constraints, Genzyme General developed Cerezyme(R) enzyme. Patients receiving Ceredase(R) enzyme are being converted to Cerezyme(R) enzyme; however, Genzyme General will continue to manufacture Ceredase(R) enzyme until the process of patient conversion is completed. Any disruption in the supply or manufacturing process of Cerezyme(R) enzyme may have a material adverse effect on revenue. In addition, Genzyme General may be required to record a charge to earnings for the equipment used for and the inventory of Ceredase(R) enzyme remaining upon completion of the patient conversion process, and, if the conversions proceed more rapidly than anticipated, the remaining inventory of Ceredase(R) enzyme and the corresponding charge to earnings could be material.

         NO ASSURANCE OF COMMERCIAL SUCCESS OF THE SEPRA PRODUCTS. In August 1996, Genzyme received marketing approval from the FDA for Seprafilm(R) and commenced commercial sales of Seprafilm(R) in the U.S. on behalf of GV II. The successful commercialization of Seprafilm(R) and other Sepra Products will depend on many factors, including: (i) the content and timing of decisions made by the FDA and other regulatory authorities, (ii) market acceptance of the Sepra Products by surgeons and hospital administrators, (iii) Genzyme General's ability to deploy its sales force to market the Sepra Products, (iv) Genzyme General's ability to supply sufficient product to meet market demand, (v) the number and relative efficacy of competitive products that may subsequently enter the market and (vi) the degree to which third party reimbursement is available for the Sepra Products. There can be no assurance that Genzyme General will be successful in its efforts to commercialize the Sepra Products.

         TECHNOLOGY TRANSFERRED TO GENZYME DEVELOPMENT PARTNERS, L.P. Genzyme organized GDP a special purpose research and development entity and transferred technology and commercial rights to certain products that Genzyme previously had under development. Genzyme has an option to purchase the limited partnership interests in GDP under certain circumstances. It is uncertain at this time whether Genzyme will exercise this option. If Genzyme does not exercise this option, it will have limited rights in revenues generated from the sale of GDP's products. If Genzyme does exercise this option, it will be required to make substantial cash payments or to issue shares of GGD Stock, or both. Cash payments will diminish Genzyme's capital resources. Payments in GGD Stock could result in dilution to holders of GGD Stock and could negatively affect the market price of such stock.


         POSSIBLE VOLATILITY OF SHARE PRICE AND ABSENCE OF DIVIDENDS The market prices for securities of biotechnology companies have been volatile. Factors such as announcements of technological innovations or new commercial products by Genzyme or its competitors, governmental regulation, patent or proprietary rights developments, public concern as to the safety or other implications of biotechnology products and market conditions in general may have a significant impact on the market price of GGD Stock. No cash dividends have been paid to date on GGD Stock, nor does Genzyme General anticipate paying cash dividends on such stock in the foreseeable future.

GENZYME GENERAL
COMBINED BALANCE SHEETS

(AMOUNTS IN THOUSANDS)                                                                          December 31,
-----------------------------------------------------------------------------------------------------------------
                                                                                              1997           1996
                                                                                        ----------     ----------
                                                        ASSETS
Current assets:
   Cash and cash equivalents ......................................................     $   66,276     $   77,220
   Short-term investments .........................................................         35,294         56,290
   Accounts receivable, net .......................................................        116,056        115,156
   Inventories ....................................................................        137,708        123,442
   Prepaid expenses and other current assets ......................................         15,941         99,953
   Due from Genzyme Molecular Oncology ............................................          5,434           --
   Due from Genzyme Tissue Repair .................................................          1,213          1,604
   Deferred tax assets - current ..................................................         27,601         17,493
                                                                                        ----------     ----------
     Total current assets .........................................................        405,523        491,158

Property, plant and equipment, net ................................................        365,337        371,610

Long-term investments .............................................................         91,627         38,215
Notes receivable - related parties ................................................          4,601           --
Intangibles, net ..................................................................        243,071        247,745
Deferred tax assets - noncurrent ..................................................         35,988         42,221
Investments in equity securities...................................................         30,047         10,813
Other noncurrent assets ...........................................................         26,862         27,757
                                                                                        ----------     ----------
     Total assets .................................................................     $1,203,056     $1,229,519
                                                                                        ==========     ==========

                                            LIABILITIES AND DIVISION EQUITY

Current liabilities:
   Accounts payable ...............................................................     $   18,409     $   20,522
   Accrued expenses ...............................................................         66,865         67,645
   Income taxes payable ...........................................................         11,157         17,926
   Deferred revenue - related parties and unaffiliated entities ...................            217          2,693
   Current portion of long-term debt and capital lease obligations ................            887            999
                                                                                        ----------     ----------
     Total current liabilities ....................................................         97,535        109,785

Noncurrent liabilities:
   Long-term debt and capital lease obligations ...................................        117,978        223,998
   Other noncurrent liabilities ...................................................          6,667         11,511
                                                                                        ----------     ----------
     Total liabilities ............................................................        222,180        345,294

Commitments and contingencies (See Notes) .........................................

Division equity (Note L) ..........................................................        980,876        884,225
                                                                                        ----------     ----------
     Total liabilities and division equity.........................................     $1,203,056     $1,229,519
                                                                                        ==========     ==========


                     The accompanying notes are an integral
                  part of these combined financial statements

GENZYME GENERAL
COMBINED STATEMENTS OF OPERATIONS


(AMOUNTS IN THOUSANDS)                                        FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------
                                                               1997           1996           1995
                                                          ---------      ---------      ---------
Revenues:
    Net product sales ...............................     $ 529,927      $ 424,483      $ 304,373
    Net service sales ...............................        55,835         61,638         47,230
    Revenues from research and development contracts:
     Related parties ................................         8,041         23,011         26,758
     Other ..........................................         3,400          2,310            202
                                                          ---------      ---------      ---------
      Total revenues.................................       597,203        511,442        378,563

Operating costs and expenses:
    Cost of products sold ...........................       206,028        155,930        113,964
    Cost of services sold ...........................        35,451         42,889         31,137
    Selling, general and administrative .............       173,020        135,153         97,520
    Research and development (including research and
     development related to contracts) ..............        74,192         69,969         57,907
    Amortization of intangibles .....................        12,534          8,849          4,647
    Purchase of in-process research and development .          --          130,639         14,216
    Other ...........................................          --            1,465           --
                                                          ---------      ---------      ---------
      Total operating costs and expenses ............       501,225        544,894        319,391
                                                          ---------      ---------      ---------

Operating income (loss) .............................        95,978        (33,452)        59,172

Other income (expenses):
    Equity in net loss of unconsolidated affiliates .        (5,281)        (2,633)        (1,810)
    Other ...........................................        (2,000)         1,711          1,608
    Investment income ...............................        10,038         13,909          7,428
    Interest expense ................................        (8,108)        (6,842)        (1,069)
                                                          ---------      ---------      ---------
      Total other income (expenses) .................        (5,351)         6,145          6,157
                                                          ---------      ---------      ---------

Income (loss) before income taxes ...................        90,627        (27,307)        65,329
Provision for income taxes ..........................       (33,601)       (20,206)       (30,506)
                                                          ---------      ---------      ---------
Net income (loss) ...................................        57,026        (47,513)        34,823

Tax benefit allocated from Genzyme Tissue Repair.....        17,666         17,011          8,857
Tax benefit allocated from Genzyme Molecular Oncology         2,755           --             --
                                                          ---------      ---------      ---------
Net income (loss) attributable to GGD Stock .........     $  77,447      $ (30,502)     $  43,680
                                                          =========      =========      =========


              The accompanying notes are an integral part of these
                         combined financial statements

GENZYME GENERAL
COMBINED STATEMENTS OF OPERATIONS (CONTINUED)


(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)                           FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------
                                                                           1997         1996        1995
                                                                        -------     --------     -------
Net income (loss) attributable to GGD Stock .......................     $77,447     $(30,502)    $43,680
                                                                        =======     ========     =======

Income (loss) per Genzyme General common share - basic:
     Net income (loss) ............................................     $  1.01     $  (0.45)    $  0.79
                                                                        =======     ========     =======

     Weighted average shares outstanding ..........................      76,531       68,289      55,531
                                                                        =======     ========     =======

Income (loss) per Genzyme General common and common equivalent share - diluted:
     Net income (loss) ............................................     $  0.98     $  (0.45)    $  0.68
                                                                        =======     ========     =======

     Adjusted weighted average shares outstanding .................      78,925       68,289      63,967
                                                                        =======     ========     =======

                 The accompanying notes are an integral part of
                           these financial statements

 GENZYME GENERAL
COMBINED STATEMENTS OF CASH FLOWS

(AMOUNTS IN THOUSANDS)                                                    FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:                                                    1997           1996           1995
                                                                      ---------      ---------      ---------
    Net income (loss) ...........................................     $  57,026      $ (47,513)     $  34,823
    Reconciliation of net income to net
     cash provided by operating activities:
       Depreciation and amortization ............................        43,653         29,257         22,010
       Loss on disposal of fixed assets .........................         1,234             42            743
       Non-cash compensation expense ............................         2,881            148            131
       Accrued interest/amortization on bonds ...................          (571)         1,110           (279)
       Provisions for bad debts and inventory ...................        14,100          9,521          8,105
       Purchase of in-process research and development ..........          --          130,639         14,216
       Deferred income taxes ....................................        (3,969)       (28,558)         4,428
       Minority interest in net loss of subsidiaries ............          --             --           (1,608)
       Equity in net loss of unconsolidated affiliates ..........         5,281          3,646          1,810
       Gain on investment in unconsolidated affiliate ...........          --           (1,013)          --
       Other ....................................................           528         (1,558)         1,568
       Increase (decrease) in cash from working capital changes:
          Accounts receivable ...................................       (10,052)       (18,318)       (14,486)
          Inventories ...........................................       (29,149)       (40,547)       (18,142)
          Prepaid expenses and other assets .....................        (8,774)          (379)        (1,778)
          Accounts payable, accrued expenses, income taxes
            payable and deferred revenue ........................         8,945         43,342         14,423
          Due from Genzyme Tissue Repair ........................           391            430         (1,863)
          Due from Genzyme Molecular Oncology ...................        (2,011)          --             --
                                                                      ---------      ---------      ---------
          Net cash provided by operating activities .............        79,513         80,249         64,101

INVESTING ACTIVITIES:
    Purchases of investments ....................................      (131,197)      (117,089)      (130,253)
    Sales and maturities of investments .........................        80,867        195,952         39,064
    Acquisition of property, plant and equipment ................       (28,456)       (42,540)       (48,694)
    Acquisitions, net of acquired cash and assumed liabilities ..          --         (299,078)          (322)
    Additional investment in unconsolidated affiliates ..........        (6,449)        (3,600)        (4,428)
    Loans to affiliates .........................................        (4,601)        (1,676)
    Other .......................................................        (1,173)        (7,621)        (1,172)
                                                                      ---------      ---------      ---------
          Net cash used by investing activities .................       (91,009)      (275,652)      (145,805)

FINANCING ACTIVITIES:
    Proceeds from issuance of common stock ......................       123,837         39,119        179,623
    Proceeds from issuance of common stock by a subsidiary ......          --             --            1,107
    Issuance of debt ............................................          --          480,000           --
    Payments of debt and capital lease obligations ..............      (101,118)      (340,333)       (41,163)
    Net cash allocated to Genzyme Tissue Repair .................       (14,892)       (11,714)          --
    Net cash allocated to Genzyme Molecular Oncology ............        (5,000)          --             --
                                                                      ---------      ---------      ---------
          Net cash provided by financing activities .............         2,827        167,072        139,567

Effect of exchange rate changes on cash .........................        (2,275)         1,920           (781)
                                                                      ---------      ---------      ---------
Increase (decrease) in cash and cash equivalents ................       (10,944)       (26,411)        57,082
Cash and cash equivalents at beginning of period ................        77,220        103,631         46,549
                                                                      ---------      ---------      ---------
Cash and cash equivalents at end of period ......................     $  66,276      $  77,220      $ 103,631
                                                                      =========      =========      =========

              The accompanying notes are an integral part of these
                         combined financial statements.

GENZYME GENERAL
COMBINED STATEMENTS OF CASH FLOWS - (CONTINUED)

(AMOUNTS IN THOUSANDS)                                                FOR THE YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------
                                                                        1997        1996        1995
                                                                       -------     -------     -------
Supplemental cash flow information:
Cash paid during the year for:
      Interest ...................................................     $ 8,684     $ 6,169     $ 9,944
      Income taxes ...............................................      18,887      14,133      19,581

Supplemental disclosures of non-cash transactions:
    Acquisition liability - Note D
    Allocation of tax benefit - Note B
    Strategic Financial Provisions - Note C
    Warrant exercise - Note L
    Debt conversion - Note L

              The accompanying notes are an integral part of these
                         combined financial statements.

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE A .  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Genzyme General, a division of Genzyme, is a global diversified human health care business with product development, manufacturing and marketing capabilities. Genzyme is focusing its efforts on three broad business areas -- therapeutic products, surgical products and diagnostics.

BASIS OF PRESENTATION

The combined financial statements of Genzyme General include the balance sheets, results of operations and cash flows of Genzyme's therapeutic products, surgical products, diagnostics and corporate operations during the periods presented. Genzyme General's financial statements are prepared using the amounts included in Genzyme's consolidated financial statements. Corporate allocations reflected in these financial statements are determined based upon methods which management believes to be reasonable.

PRINCIPLES OF COMBINATION

The combined financial statements of Genzyme General include the accounts of all of the majority and wholly-owned subsidiaries and joint ventures of Genzyme, except for the accounts of Genzyme Tissue Repair and, beginning on June 18, 1997, the accounts of Genzyme Molecular Oncology. The equity method is used to account for investments in companies and joint ventures in which Genzyme General has a substantial ownership interest (20% to 50%), or in which Genzyme General participates in policy decisions. Investments of less than 20% are reported at fair value. (See Note H., "Investments" to Genzyme's Consolidated Financial Statements (the "Consolidated Financial Statements" which are incorporated herein by reference.) All significant intercompany items and transactions have been eliminated in combination. Certain items in the combined financial statements for the years ended December 31, 1995 and 1996 have been reclassified to conform with the December 31, 1997 presentation.

FINANCIAL INFORMATION

Genzyme provides to holders of GGD Stock separate financial statements, management's discussion and analysis, descriptions of business and other relevant information for Genzyme General. Notwithstanding the attribution of assets and liabilities, including contingent liabilities, between Genzyme General, GTR and GMO for the purposes of preparing their respective financial statements, this attribution will not affect legal title to such assets or responsibility for such liabilities of Genzyme or any of its subsidiaries. Holders of GGD Stock are common stockholders of Genzyme and continue to be subject to all the risks associated with an investment in Genzyme. Liabilities or contingencies of Genzyme General, GTR or GMO could affect the financial condition or results of operations of the other divisions. Accordingly, the Genzyme General combined financial statements should be read in connection with Genzyme's consolidated financial statements included in this Annual Report.

Accounting policies and financial information specific to Genzyme General are presented in these Genzyme General combined financial statements. Accounting policies and financial information relevant to Genzyme, Genzyme General, GTR and GMO collectively are presented in the consolidated financial statements of Genzyme Corporation and subsidiaries. The Company prepares the financial statements of the division in accordance with generally accepted accounting principles, the management and accounting policies of Genzyme and the divisional accounting policies approved by the Genzyme Board. (See Note A. "Summary of Significant Accounting Policies" to the Consolidated Financial Statements, which is incorporated herein by reference). Except as otherwise provided in such policies, the management and accounting policies applicable to the presentation of the financial statements of Genzyme General may be modified or rescinded at the sole discretion of the Genzyme Board without approval of the stockholders, subject only to the Genzyme Board's fiduciary duty to Genzyme's stockholders.

DIVIDEND POLICY

Under the terms of the Genzyme Charter, dividends to be paid to the holders of GGD Stock will be limited to the lesser of funds of Genzyme legally available for the payment of dividends and the Available GGD Dividend Amount, as defined in the Genzyme Charter. Although there is no requirement to do so, the Genzyme Board would declare and pay cash dividends on GGD Stock, if any, based primarily on earnings, financial condition, cash flow and business requirements of Genzyme General. Genzyme General has never paid any cash dividends on shares of its capital stock. Genzyme General currently intends to retain its earnings to finance future growth and, therefore, does not anticipate paying any cash dividends on GGD Stock in the forseeable future.

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NET INCOME (LOSS) PER SHARE

Net income (loss) per share attributable to Genzyme General, GTR and GMO give effect to the management and accounting policies adopted by the Genzyme Board in connection with the re-designation of Genzyme common stock as GGD Stock and the creation of GTR Stock and GMO Stock and are reported in lieu of consolidated per share data. The Company computes net income (loss) per share for each division by dividing the earnings attributable to each series of stock by the weighted average number of shares of that stock outstanding during the period, for basic earnings per share, and by the weighted average shares of that stock, plus other potentially dilutive securities outstanding during the applicable period for diluted earnings per share. Earnings (loss) attributable to GGD Stock, GTR Stock and GMO Stock equals the respective division's net income or loss for the relevant period determined in accordance with generally accepted accounting principles in effect at such time, adjusted by the amount of tax benefits allocated to or from the other divisions pursuant to the management and accounting policies adopted by the Genzyme Board.

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings per Share" ("SFAS 128"). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted net income per share is similar to the previously reported fully diluted earnings per share except that the new treasury stock method used in determining the dilutive effect of options uses the average market price for the period rather than the higher of the average market price or the ending market price. All net income (loss) per common share amounts have been restated to conform to SFAS 128 requirements.

      The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):


                                                      1997          1996            1995
                                                      ----          ----            ----
Net income (loss) attributable to GGD
 Stock-basic and diluted (1) ...............       $ 77,447       $(30,502)       $ 43,680
                                                   ========       ========        ========
Shares used in net income per common
 share-basic ...............................         76,531         68,289          55,531
  Effect of dilutive securities:
   Employee and director stock options .....          2,387              -           2,757
   Warrants ................................              7              -           1,897
   6 3/4% convertible subordinated
    notes (1) ..............................              -              -           3,782
                                                   --------       --------        --------
  Dilutive potential common shares (2) .....          2,394              -           8,436
                                                   --------       --------        --------
Shares used in net income per common
  share-diluted (1,2) ......................         78,925         68,289          63,967
                                                   ========       ========        ========

Net income (loss) per common share
  - basic (1) ..............................       $   1.01       $  (0.45)       $   0.79
                                                   ========       ========        ========

Net income (loss) per common share -
  diluted (1,2) ............................       $   0.98       $  (0.45)       $   0.68
                                                   ========       ========        ========



------------

(1) In March 1996, $100.0 million of 6 3/4% convertible subordinated notes issued by Genzyme in October 1991 were converted into approximately 3,782,000 shares of GGD Stock and 2,553 shares of GTR Stock. For the diluted EPS calculation in 1995, no adjustment to Genzyme General's net income is required in assuming the conversion of the notes as of January 1, 1995 because substantially all of the interest costs incurred on the notes were capitalized.

(2) In computing diluted EPS for 1996, exercise of approximately 6,506,000 options and 35,000 warrants are not assumed as the result would be antidilutive due to Genzyme General's net loss.

      Options to purchase approximately 5,921,000 shares of GGD Stock in 1997, 3,824,000 shares in 1996, and 2,837,000 shares of stock in 1995 were outstanding during the years then ended but were not included in the year-to-date calculation of diluted income per share because the options' exercise price was greater than the average market price of the common shares during those periods. Warrants to purchase 40,000 shares of GGD stock exercisable as of July 31, 1997 were not included in the year-to-date calculation of diluted income per share because the exercise price of the warrants was greater than the average market price of the common shares during those periods.

ACCOUNTING FOR STOCK-BASED COMPENSATION

Genzyme General has elected the disclosure-only alternative permitted under SFAS 123, "Accounting for Stock-Based Compensation". Genzyme General has disclosed herein pro forma net income and pro forma earnings per share in the footnotes using the fair value based method for 1997, 1996 and 1995.

TRANSLATION OF FOREIGN CURRENCIES

Exchange gains and losses on intercompany balances of a long-term investment nature are charged to division equity. Transaction gains and losses are included in the results of operations. Net transaction losses were $0.1 million in 1997, $1.0 million in 1996 and $0.8 million in 1995. Division equity includes cumulative foreign currency translation adjustments of $(12.4) million and $(0.7) million at December 31, 1997 and 1996, respectively.

NOTE B.  RELATED PARTY TRANSACTION POLICIES

Genzyme allocates certain corporate costs for general and administrative, research and development and cash management services to the divisions. Genzyme files a consolidated tax return and allocates income taxes to the divisions in accordance with the policies described below. Effective upon the merger of GMO and PharmaGenics, Inc. ("PharmaGenics"), the Genzyme Board amended certain of the policies which govern the management of the divisions and added certain new policies governing interdivision transactions. The policies summarized below, with the exception of Interdivision Asset Transfers, may be further modified or rescinded by action of the Genzyme Board, or the Genzyme Board may adopt additional policies, without approval of the stockholders of Genzyme, subject only to the Genzyme Board's fiduciary duty to the Genzyme stockholders. In addition, generally accepted accounting principles require that any change in policy be preferable (in accordance with such principles) to the previous policy.

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS

FINANCIAL MATTERS

The Company manages the financial activities of Genzyme General, GTR and GMO. These financial activities include the investment of cash; the issuance, repayment and repurchase of short-term and long-term debt; and the issuance and repurchase of equity instruments.

Loans may be made from time to time between divisions. Any such loan of $1.0 million or less will mature within 18 months and interest will accrue at the lowest borrowing rate available to Genzyme for a loan with similar terms and duration. Amounts borrowed in excess of $1.0 million will require approval of the Genzyme Board, which approval shall include a determination by the Genzyme Board that the material terms of such loan, including the interest rate and maturity date, are fair and reasonable to each participating division and to holders of the common stock representing such division. As of December 31, 1997, a $2.5 million inter-divisional note receivable due from Genzyme Molecular Oncology (related to GMO's acquisition of PharmaGenics in June 1997) remained outstanding at an interest rate of 6.15% per annum.

SHARED SERVICES

Genzyme General operates as a division of Genzyme with its own personnel and financial resources, however, Genzyme General has access to Genzyme's corporate general and administrative functions, the costs of which are allocated to each division in a reasonable and consistent manner based on utilization by the division of the services to which such costs relate. Management believes that such allocation is a reasonable estimate of such expenses.

Genzyme's corporate general and administrative and research and development functions and certain selling and marketing efforts are performed primarily by Genzyme General. General and administrative and selling and marketing expenses have been allocated to GTR and GMO based upon utilization of such services as if each division operated independently. Genzyme's allocations to GTR for SG&A expenses were $7.7 million in 1997, $9.1 million in 1996 and $4.4 million in 1995. Genzyme allocated $2.1 million, $0.2 million and $0.1 million of SG&A expenses to Genzyme Molecular Oncology in 1997, 1996 and 1995, respectively. Genzyme's allocations to GTR and GMO for research and development expenses were
(i) in the case of GTR, $7.7 million in 1997, $6.9 million in 1996 and $4.7 million in 1995 and (ii) in the case of GMO, $5.3 million in 1997, $0.8 million in 1996 and $0.4 million in 1995. Amounts due from GTR for operating activities were $1.2 million and $1.6 million at December 31, 1997 and 1996 and in the case of GMO, $5.4 million at December 31, 1997.

INTERDIVISION INCOME TAX ALLOCATIONS

Genzyme General is included in the consolidated U.S. federal income tax return filed by Genzyme. Genzyme allocates current and deferred taxes to the divisions by determining the tax provision of each division, in accordance with generally accepted accounting principles, as if it were a separate taxpayer. Accordingly, the realizability of deferred tax assets is assessed at the division level. The sum of division tax provisions may not equal the consolidated tax provision under this approach.

Pursuant to the management and accounting policies adopted by the Genzyme Board, as of the end of any fiscal quarter of Genzyme, any projected tax benefit attributable to any division that cannot be utilized by such division to offset or reduce its current or deferred income tax expense may be allocated to any other division which can utilize the benefit without any compensating payment or allocation. The treatment of such allocation for purposes of earnings per share computation is discussed in Note A, "Net Income (Loss) Per Share" in Genzyme's Consolidated Financial Statements.

ACCESS TO TECHNOLOGY AND KNOW-HOW

Genzyme General has free access to all technology and know-how of Genzyme that may prove useful in Genzyme General's business, subject to any obligations or limitations applicable to Genzyme.

INTERDIVISION ASSET TRANSFERS

The policy described below regarding the transfer of assets between divisions may not be changed by the Genzyme Board without the approval of the holders of GTR Stock and GMO Stock, each voting as a separate class; provided, however, that if a policy change affects GTR or GMO alone, only holders of shares representing the affected division will be entitled to a class vote on such matter.

The Genzyme Board may at any time and from time to time reallocate any program, product or other asset from one division to any other division. All such reallocations will be done at fair market value, determined by the Genzyme Board, taking into account, in the case of a program under development, the commercial potential of the program, the phase of clinical development of the program, the expenses associated with realizing any income from the program, the likelihood and timing of any such realization and other matters that the Genzyme Board and its financial advisors, if any, deem relevant. The consideration for such

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS

reallocation may be paid by one division to another in cash or other consideration, in lieu of cash, with a value equal to the fair market value of the assets being reallocated or, in the case of a reallocation of assets from Genzyme General to GTR or GMO, the Genzyme Board may elect to account for such reallocation of assets as an increase in Designated Shares representing the division to which such assets are reallocated. Notwithstanding the foregoing, no Key GMO Program, as defined in the management and accounting policies, may be transferred out of GMO without a class vote of the holders of GMO Stock and no Key GTR Program, as defined in the management and accounting policies, may be transferred out of GTR without a class vote of the holders of GTR Stock.

OTHER INTERDIVISION TRANSACTIONS

From time to time, a division may engage in transactions with one or more other divisions or jointly with one or more other divisions and one or more third parties. Such transactions may include agreements by one division to provide products and services for use by another division, and joint ventures or other collaborative arrangements involving more than one division to develop new products and services jointly and with third parties. Research and development performed by one division for the benefit of another division will be charged to the division for which work is performed on a cost basis. The division performing the research will not recognize revenue as a result of performing such research. Other interdivisional transactions shall be on terms and conditions that would be obtainable in transactions negotiated with unaffiliated third parties. Any interdivisional transaction to be performed on terms and conditions other than those previously set forth and that is material to one or more of the participating divisions will require the approval of the Genzyme Board, which approval shall include a determination by the Genzyme Board that the transaction is fair and reasonable to each participating division and to holders of the common stock representing each division.

If a division (the "purchasing division") requires any product or service from which another division (the "selling division") derives revenue from sales to third parties (a "commercial product or service"), the purchasing division may solicit from the selling division a bid to provide such commercial product or service in addition to any bids solicited by the purchasing division from third parties. Subject to determination by the Genzyme Board that the bid of selling division is fair and reasonable to each division and to their respective stockholders and that the purchasing division is willing to accept the selling division's bid, the purchasing division may accept any bid deemed to offer the most favorable terms and conditions for providing the commercial product or service sought by the purchasing division.

NOTE C.  STRATEGIC FINANCIAL PROVISIONS

In the fourth quarter of 1997, Genzyme General recorded $29.2 million of charges mainly associated with its Pharmaceutical and Surgical Products businesses and the sale of GDI, which was sold in 1996. The Pharmaceutical business will now focus on products that are more consistent with Genzyme General's long-term business strategy of moving towards higher-value products and away from fine chemical and bulk pharmaceuticals. This change in strategy resulted in a $18.1 million charge to cost of products sold primarily related to the melatonin, bulk pharmaceuticals and fine chemical product lines which are being discontinued. In addition, Genzyme General recorded charges of $5.5 million to cost of products sold and $3.5 million to SG&A expense primarily related to the manufacturing and selling of the Sepracoat(TM) product line, which was also discontinued after an advisory panel of the FDA recommended against granting market approval of this product in 1997. Genzyme General also recorded a $2.0 million charge to other expense related to the uncertainty of collection on certain notes receivable.

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE D.  ACQUISITIONS

Incorporated by reference herein are the disclosures related to the acquisitions of IG, Genetrix, DSP and Neozyme II included in Note C., "Acquisitions" to the Consolidated Financial Statements which are incorporated herein by reference.

PRO FORMA FINANCIAL INFORMATION

The following pro forma information presents the results of operations of Genzyme General, for the year ended December 31, 1996, with pro forma adjustments as if the acquisitions of Genetrix, DSP and Neozyme II had been consummated as of January 1, 1996. This pro forma information does not purport to be indicative of what would have occurred had the acquisitions been made as of that date or of results which may occur in the future. The pro forma financial information does not include charges for in-process technology of $24.2 million and $106.5 million, related to the DSP and Neozyme II acquisitions, respectively, which were recognized as expense upon consummation of each acquisition in 1996.

                                                       YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                                1996
                                                                ----
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)            (UNAUDITED)
-------------------------------------------------------------------------------
Pro forma revenues ...................................        $ 556,274
Pro forma net income .................................           65,146
Pro forma net income per Genzyme General
  common share - basic ...............................        $    0.95
Pro forma net income per Genzyme General
  common and common equivalent share - diluted .......        $    0.88



NOTE E.  MAJORITY-OWNED SUBSIDIARY

IG LABORATORIES, INC.

IG was an approximately seventy-percent-owned subsidiary for the period from January 1, 1995 through October 1, 1995. (See Note C., "Acquisitions" to the Consolidated Financial Statements which are incorporated herein by reference).

NOTE F.  ACCOUNTS RECEIVABLE AND INTANGIBLE ASSETS

Genzyme General's trade receivables primarily represent amounts due from healthcare service providers and companies and institutions engaged in research, development, or production of pharmaceutical and biopharmaceutical products. Genzyme General performs ongoing credit evaluations of its customers and generally does not require collateral. Accounts receivable are stated at fair value after reflecting the allowance for doubtful accounts of $11.3 million and $16.1 million at December 31, 1997 and 1996, respectively.

As of December 31, 1997 and 1996, accumulated amortization of intangible assets was $38.6 million and $26.2 million, respectively.

NOTE G.  INVENTORIES

Inventories at December 31 consist of the following:

         (DOLLARS IN THOUSANDS)         1997         1996
         ------------------------------------------------
         Raw materials ........     $ 48,149     $ 30,243
         Work-in-process ......       30,264       36,516
         Finished products ....       59,295       56,683
                                    --------     --------
                                    $137,708     $123,442
                                    ========     ========

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE H.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31 includes the following:

         (DOLLARS IN THOUSANDS)                    1997           1996
         ---------------------------------------------------------------
         Plant and equipment ..............     $ 232,405      $ 163,413
         Land and buildings ...............       138,696        173,296
         Leasehold improvements ...........        63,244         55,828
         Furniture and fixtures ...........        13,522         12,996
         Construction in-progress .........        24,853         53,298
                                                ---------      ---------
                                                  472,720        458,831
           Less accumulated depreciation ..      (107,383)       (87,221)
                                                ---------      ---------
         Property, plant and equipment, net     $ 365,337      $ 371,610
                                                =========      =========


Depreciation expense was $31.1 million, $22.1 million, and $17.3 million in 1997, 1996 and 1995, respectively.

Genzyme General has a production facility at Allston Landing in Boston, Massachusetts to produce Cerezyme(R) enzyme and other products. The Company had capitalized approximately $154.1 million of gross expenditures related to this building and approximately $64.3 million of gross process validation and optimization costs related to this and other manufacturing facilities. In 1997, 1996 and 1995, the Company capitalized approximately $0.5 million, $2.2 million and $9.0 million of interest costs, respectively, relating to this and other facility construction. The Company began depreciating this facility in July 1996 upon receipt of FDA approval for the facility, using the units of production method of depreciation. Depreciation expense for 1997 and 1996 related to this facility was $6.1 million and $1.7 million, respectively.


NOTE I.  INVESTMENTS

INVESTMENTS
Investments in marketable securities at December 31 consisted of the following:

                                                            1997                 1996
                                                 --------------------------------------------
                                                               MARKET                 MARKET
     (DOLLARS IN THOUSANDS)                         COST       VALUE        COST       VALUE
     ----------------------------------------------------------------------------------------
     Short Term:
        Certificates of deposit ................  $    -      $    -      $ 1,564     $ 1,564
        Corporate notes ........................   35,298      35,294      54,732      54,726
                                                  -------     -------     -------     -------
                                                  $35,298     $35,294     $56,296     $56,290
                                                  =======     =======     =======     =======
     Long Term:
        Corporate notes ........................  $69,932     $69,872     $16,481     $16,485
        U.S. Treasury notes ....................   21,667      21,755      22,010      21,730
                                                  -------     -------     -------     -------
                                                  $91,599     $91,627     $38,491     $38,215
                                                  =======     =======     =======     =======

        Equity securities.......................  $29,609     $30,047     $10,905     $10,813
                                                  =======     =======     =======     =======

REALIZED AND UNREALIZED GAINS AND LOSSES ON MARKETABLE SECURITIES AND EQUITY INVESTMENTS

Investment income for 1997, 1996 and 1995 includes net realized losses of $0, $47,000 and $110,000, respectively. Net realized gains included in investment income for 1995 were $1.4 million. The realized gain on the sale of the investment in Nabi was reported as a separate line item in the Company's statement of operations for 1996.

Gross unrealized holding losses of $2.9 million and gross unrealized holding gains of $3.4 million were recorded at December 31, 1997 in division equity as compared to unrealized gross holding losses of $2.7 million and unrealized holding gains of $2.3 million recorded at December 31, 1996.

Information regarding the range of contractual maturities of investments in debt securities at December 31, 1997 and 1996 is as follows:

                                                         1997                    1996
                                                 --------------------    --------------------
                                                               MARKET                 MARKET
     (DOLLARS IN THOUSANDS)                         COST       VALUE        COST       VALUE
     ----------------------------------------------------------------------------------------
     Within 1 year ............................  $ 35,298    $ 35,294     $56,296     $56,290
     After 1 year through 2 years .............    62,856      62,806      11,399      11,415
     After 2 years through 10 years ...........    28,743      28,821      27,092      26,800
                                                 --------    --------     -------     -------
                                                 $126,897    $126,921     $94,787     $94,505
                                                 ========    ========     =======     =======

Investments in marketable securities are attributed to either Genzyme General, GTR or GMO. The Company holds certain strategic investments in unconsolidated entities which may be attributed to either Genzyme General, GTR or GMO.

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS


     The disclosures related to the Genzyme General's investments in GTC, ABIOMED, Inc., Aronex Pharmaceuticals, Inc., Celtrix Pharmaceuticals, Inc., Geltex Pharmaceuticals, Inc., and Nabi (formerly North American Biologicals, Inc.) are included in Note H., "Investments" to the Consolidated Financial Statements and are incorporated by reference herein.

NOTE J.  ACCRUED EXPENSES
Accrued expenses at December 31 include the following:

       (DOLLARS IN THOUSANDS)          1997          1996
       --------------------------------------------------
       Professional fees ....       $ 7,057       $ 3,757
       Compensation .........        19,865        21,252
       Royalties ............         8,151         8,210
       Rebates ..............         4,575         7,604
       Interest .............           381         1,677
       Other ................        26,836        25,145
                                    -------       -------
                                    $66,865       $67,645
                                    =======       =======

NOTE K.  LONG-TERM DEBT AND LEASES

LONG-TERM DEBT

         Long-term debt at December 31 is comprised of the following:

       (DOLLARS IN THOUSANDS)                                 1997             1996
       -----------------------------------------------------------------------------
       Revolving Credit Facility ..................       $  95,000        $ 200,000
       Mortgage note payable, matures June 13, 1999          19,833           20,375
       Other mortgage notes payable ...............           3,856            3,983
                                                          ---------        ---------
                                                            118,689          224,358
       Less current portion .......................            (711)            (999)
                                                          ---------        ---------
                                                          $ 117,978        $ 223,359
                                                          =========        =========

In January 1997, Genzyme General repaid $100.0 million of its debt outstanding plus accrued interest of $0.5 million.

Minimum annual principal repayment of long-term debt, excluding capital leases, in each of the next five years are as follows: 1998-$711,000, 1999-$114,394,000, 2000-$153,000, 2001-$160,000 and 2002-$170,000 and thereafter $3,101,000.

Although the Company retains responsibility for the repayment of all long-term debt obligations (See Note J., "Long-term Debt and Leases" to the Consolidated Financial Statements which are incorporated herein by reference), such debt is allocated to either Genzyme General, GTR or GMO for reporting purposes based on the intended use of the funds borrowed under each instrument.

CREDIT FACILITIES, INTEREST RATE HEDGE AGREEMENTS, MORTGAGE NOTES AND CONVERSION OF $100.0 million, 6-3/4% CONVERTIBLE SUBORDINATED NOTES

The disclosures related to Genzyme's Credit Facilities, and Interest Rate Hedge Agreements, Mortgage Notes and conversion of $100.0 million Convertible Subordinated Notes (the "Notes") (which were converted in March 1996 into shares of GGD Stock and GTR Stock) and the GTR and GMO Private Placements are included in Note J., "Long-Term Debt and Leases" to the Consolidated Financial Statements which are incorporated herein by reference.

OPERATING LEASES
Total rent expense under operating leases was $14.4 million, $10.7 million, and $8.6 million in 1997, 1996 and 1995, respectively. Genzyme General leases facilities and personal property under certain operating leases in excess of one year.

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS

FUTURE MINIMUM PAYMENTS DUE UNDER CAPITAL AND OPERATING LEASES:
Future minimum payments due under Genzyme General's capital and operating leases are as follows:

                                                                   CAPITAL     OPERATING
       (DOLLARS IN THOUSANDS)                                      LEASES       LEASES
       -----------------------------------------------------------------------------------
       1998 ...............................................         $182       $ 13,256
       1999 ...............................................           10         12,674
       2000 ...............................................           --         11,532
       2001 ...............................................           --          8,481
       2002 ...............................................           --          8,155
       Thereafter .........................................           --         77,824
                                                                    ----       --------
       Total minimum payments .............................          192        131,922
       Less: interest .....................................          (10)         --
                                                                    ----       --------
                                                                    $182       $131,922
                                                                    ====       ========

Although the Company retains responsibility for the repayment of all long-term debt obligations (See Note J., "Long-term Debt and Leases" to the Consolidated Financial Statements which are incorporated herein by reference), such debt is allocated to either Genzyme General, GTR or GMO for reporting purposes based on the intended use of the funds borrowed under each instrument.

NOTE L.  DIVISION EQUITY

The following presents the division equity of Genzyme General for the periods presented:


(DOLLARS IN THOUSANDS)                                                1997             1996            1995
-------------------------------------------------------------------------------------------------------------
Balance at beginning of period .............................       $ 884,225        $ 659,281        $395,649
Net income (loss) ..........................................          57,026          (47,513)         34,823
Allocation of tax benefits generated by GTR ................          17,666           17,011           8,857
Allocation of tax benefits generated by GMO ................           2,755             --              --
Issuance of common stock under stock plans .................          35,963           18,581          32,083
Exercise of warrants .......................................             855          106,164           6,264
Allocation to GTR for designated shares .....................        (14,892)         (11,714)           --
Shares issued in connection with acquisitions ..............            --             36,991          23,821
Allocation of acquired deferred tax asset in connection with
  the acquisition of PharmaGenics, Inc. ....................           2,900             --              --
Tax benefit of disqualified dispositions ...................           4,127            3,500           5,500
Issuance of common stock in connection with the conversion
 of $100.0M 6 3/4% Convertible Subordinated Notes ..........            --            101,400            --
Shares issued in public offering ...........................            --               --           141,276
Equity adjustments .........................................          (9,749)             524          11,008
                                                                   ---------        ---------        --------
                                                                   $ 980,876        $ 884,225        $659,281
                                                                   =========        =========        ========

At December 31, 1997 and 1996, Genzyme General had 200,000,000 shares of GGD Stock authorized and approximately 77,693,000 and 75,537,000 shares, respectively, issued.

Included in division equity are the cumulative foreign currency translation adjustments of $(12.4) million and $(0.7) million at December 31, 1997 and 1996, respectively.

In March 1996, holders of the Notes converted such Notes into GGD Stock and GTR Stock. Holders of such Notes received 37.826 shares of GGD Stock and 2.553 shares of GTR Stock in conversion of each $1,000 Note.

In June 1996, the Genzyme Board declared a 2-for-1 stock split of shares of GGD Stock to be effected by means of a 100% stock dividend payable on July 25, 1996 to stockholders of record on July 11, 1996. On July 25, 1996, a total of 34,669,435 shares of GGD Stock were distributed to stockholders in connection with the dividend. All share and per share amounts have been restated to reflect this split.

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS

PREFERRED STOCK, DIRECTOR'S DEFERRED COMPENSATION PLAN, STOCK RIGHTS, STOCK OPTIONS, EMPLOYEE STOCK PURCHASE PLAN, CREATION OF GGD STOCK AND GTR STOCK, WARRANTS, GTR DESIGNATED SHARES AND GMO DESIGNATED SHARES The disclosures relating to Genzyme's preferred stock, Directors' Deferred Compensation Plan, stock rights, stock options, Employee Stock Purchase Plan, creation of GGD Stock and GTR Stock, and warrants are included in Note K., "Stockholders' Equity" to the Consolidated Financial Statements which are incorporated herein by reference.

At December 31, 1997, approximately 18,135,000 shares of GGD Stock were reserved for issuance under the Company's 1990 Equity Incentive Plan, as amended, 1997 Equity Incentive Plan, 1988 Director Stock Option Plan, as amended, and 1990 Employee Stock Purchase Plan, as amended, and upon the exercise of outstanding warrants. At December 31, 1997, approximately 13,347,000 options to purchase shares of GGD Stock were outstanding.

Pursuant to the Genzyme Charter, GTR and GMO Designated Shares are authorized shares of GTR Stock and GMO Stock which are not issued and outstanding, but which the Genzyme Board may from time to time issue, sell or otherwise distribute without allocating the proceeds or other benefits of such issuance, sale or distribution to GTR or GMO. GTR and GMO Designated Shares are created in certain circumstances when cash or other assets are transferred from Genzyme General to GTR or GMO.

In October 1996, the Genzyme Board approved the allocation of up to $20 million in cash from Genzyme General to GTR to provide initial funding for GTR's joint venture with Diacrin, of which $7.0 million has been allocated to GTR in exchange for 721,455 GTR Designated Shares.

In 1997, the Genzyme Board approved the allocation of up to $25 million in cash from Genzyme General to GMO (the "GMO Equity Line"). The amount available was reduced to $5.0 million as a result of the issuance of the GMO debentures in August 1997. No draws have been made under the GMO Equity Line to date.

As of December 31, 1997, there were approximately 885,000 GTR Designated Shares reserved for issuance. During 1997, the Company distributed approximately 2,292,000 GTR Designated Shares as a dividend to Genzyme General shareholders.

As of December 31, 1997, there were 6,000,000 GMO Designated Shares reserved for issuance. There have been no issuances of GMO Designated Shares to date.

Further disclosures relating to Genzyme's stock options and GTR and GMO Designated Shares are included in Note K., "Stockholders' Equity" to the Consolidated Financial Statements which are incorporated herein by reference.

STOCK COMPENSATION PLANS
The Company applies APB Opinion 25 and related Interpretations in accounting for its four stock-based compensation plans, the 1990 Equity Incentive Plan (a stock option plan), the 1997 Equity Incentive Plan (a stock option plan), the 1988 Director Stock Option Plan (a stock option plan) and the 1990 Employee Stock Purchase Plan (a stock purchase plan) and, accordingly, no compensation expense has been recognized for options granted and shares purchased under the provisions of these plans for options granted to employees with an exercise price equal to fair market value. Had compensation expense for the stock-based compensation plans been determined based on the fair value at the grant dates for options granted and shares purchased under the plans consistent with the provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123") "Accounting for Stock-based Compensation", Genzyme General's net (loss) income and (loss) earnings per share would have been as follows:

                                                           DECEMBER 31,
                                                 -------------------------------
(Amounts in thousands, except per share data)      1997       1996        1995
--------------------------------------------------------------------------------
GENZYME GENERAL:
  Net income (loss):
    As reported ...............................  $77,447    $(30,502)    $43,680
    Pro forma .................................  $65,440    $(40,558)    $40,429

  Basic earnings per share:
    As reported ...............................  $  1.01    $  (0.45)    $  0.79
    Pro forma .................................  $  0.86    $  (0.59)    $  0.73

  Diluted earnings per share:
    As reported ...............................  $  0.98    $  (0.45)    $  0.68
    Pro forma .................................  $  0.83    $  (0.59)    $  0.63

For the assumptions used in the SFAS 123 calculations for Genzyme General for the three years ended December 31, 1997, 1996 and 1995 -- see Note K., "Stockholders Equity" to the Consolidated Financial Statements which are incorporated herein by reference.

The effects of applying SFAS 123 in this pro forma disclosure are not likely to be representative of the effects on reported net income for future years. SFAS 123 does not apply to awards granted prior to 1995 and additional awards are anticipated in future years.

NOTE M.  RESEARCH AND DEVELOPMENT AGREEMENTS

Revenues from research and development agreements with related parties include the following:

     (DOLLARS IN THOUSANDS)                       1997        1996       1995
------------------------------------------------------------------------------
Fees for research and development activities:
Neozyme II ..................................    $  --      $19,799    $24,198
Research contracts ..........................      8,041      3,212      2,560
                                                 -------    -------    -------
                                                 $ 8,041    $23,011    $26,758
                                                 =======    =======    =======

The disclosures related to Neozyme II and Genzyme General participation in research contracts are included in Note H., "Investments in GTC and RenaGel LLC," and Note L., "Research and Development Agreements Genzyme Development Partners, L.P." to the Consolidated Financial Statements which are incorporated herein by reference.

NOTE N.  COMMITMENTS AND CONTINGENCIES

From time to time Genzyme General has been subject to legal proceedings and claims arising in connection with its business. At December 31, 1997, there were no asserted claims against Genzyme General which, in the opinion of management, if adversely decided would have a material adverse effect on Genzyme General's financial position and results of operations.

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE O.  INCOME TAXES

Income (loss) before income taxes and the related income tax expense (benefit) are as follows for the year ended December 31:

     (DOLLARS IN THOUSANDS)          1997           1996           1995
     ------------------------------------------------------------------
     Domestic (1) .........       $81,805       $(37,615)       $62,633
     Foreign ..............         8,822         10,308          2,696
                                  -------       --------        -------
           Total ..........       $90,627       $(27,307)       $65,329
                                  =======       ========        =======

     Currently payable:
        Federal ...........      $ 31,102       $ 37,985       $ 18,780
        State .............         3,498          6,889          5,949
        Foreign ...........         2,971          3,616          1,349
                                 --------       --------       --------
           Total current ..        37,571         48,490         26,078

     Deferred:
        Federal ...........        (3,723)       (28,448)         4,507
        State .............          (247)           164            (79)
                                 --------       --------       --------
           Total deferred .        (3,970)       (28,284)         4,428
                                 --------       --------       --------

     Provision for income
       taxes  .............      $ 33,601       $ 20,206       $ 30,506
                                 ========       ========       ========


(1) Includes $130.6 million and $14.2 million in charges for purchased research and development and acquisition expenses in 1996 and 1995, respectively.


Provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

                                                                       1997         1996           1995
    ----------------------------------------------------------------------------------------------------
    Tax at U.S. statutory rate ...................................     35.0%        35.0%          35.0%
    Losses in foreign subsidiary and less than 80%-owned
     subsidiaries with no current tax benefit ....................      1.1          0.8            0.8
    State taxes, net .............................................      3.0          5.2            5.2
    Foreign sales corporation ....................................     (2.4)        (2.1)          (1.4)
    Nondeductible amortization ...................................      3.1          2.1            1.4
    Benefit of tax credits .......................................     (1.8)          --             --
    Other, net ...................................................     (0.9)         2.2            0.7
    Utilization of operating loss carryforwards ..................      --          (2.6)          (3.8)
                                                                      -------      -------        ------
      Effective tax rate before certain charges ..................     37.1         40.6           37.9

    Gross charge for purchased research and development net of
    related tax benefits .........................................      --          33.4            8.8
                                                                      -------     -------         ------
                                                                       37.1         74.0           46.7
    Allocated tax benefits generated by Genzyme Tissue Repair ....    (19.5)       (62.3)         (13.6)
    Allocated tax benefits generated by Genzyme Molecular Oncology     (3.1)          --             --
                                                                      -------     -------         ------
    Effective tax rate attributable to Genzyme General Stock .....     14.5%        11.7%          33.1%
========================================================================================================

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS



At December 31 the components of net deferred tax assets were as follows:

(DOLLARS IN THOUSANDS)                                               1997                   1996
-------------------------------------------------------------------------------------------------
Deferred tax assets:
Net operating loss carryforwards ..........................       $  4,909                $10,427
Tax credits ...............................................          5,091                   --
Deferred gain .............................................          2,237                   --
Intangible amortization ...................................         28,730                 29,901
Investments in unconsolidated subsidiaries ................          1,323                   --
Realized and unrealized capital losses ....................         16,987                 17,603
Reserves and other ........................................         23,716                 17,687
Allocation of tax benefit from Genzyme Tissue Repair ......         15,515                 13,266
Allocation of tax benefit from Genzyme Molecular Oncology..          3,252                   --
-------------------------------------------------------------------------------------------------
Gross deferred tax asset ..................................        101,760                 88,884
Valuation allowance .......................................        (14,914)               (15,299)
-------------------------------------------------------------------------------------------------
Net deferred tax asset ....................................         86,846                 73,585
Deferred tax liabilities:
Depreciable assets ........................................        (23,257)               (13,871)
-------------------------------------------------------------------------------------------------
Net deferred tax asset ....................................       $ 63,589                $59,714
=================================================================================================


Due to uncertainty surrounding the realization of certain favorable tax attributes primarily relating to capital losses related to the purchase of in-process research and development, the Company placed a valuation allowance of $14.9 million and $15.3 million for December 31, 1997 and December 31, 1996, respectively, against otherwise recognizable deferred tax assets.

Realization of the net deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of loss carryforwards. Although realization is not assured, management believes that it is more likely than not that all of the net deferred tax assets will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

At December 31, 1997 Genzyme General had U.S. net operating loss and tax credit carryforwards of $14.0 million and $5.1 million, respectively, for income tax purposes. These carryforwards expire from 2002 to 2012. Utilization of tax net operating loss carryforwards may be limited under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). Tax credits of $2.5 million expire in 2012. The remaining $2.6 million of tax credits carry forward indefinitely.

NOTE P.  BENEFIT PLANS

The disclosures relating to Genzyme's domestic employee savings plan under
Section 401(k) of the Internal Revenue Code (the "401(k) Plan") and defined-benefit pension plans are included in Note O., "Benefit Plans" to the Consolidated Financial Statements which are incorporated herein by reference. Genzyme General contributed $1.3 million, $1.1 million, and $0.7 million to the 401(k) Plan in 1997, 1996 and 1995, respectively.

The Company has defined-benefit pension plans covering substantially all the employees of DSP and its foreign subsidiaries. Pension expense for Genzyme General related to these plans for 1997, 1996 and 1995 was approximately $1,110,000, $601,000 and $498,000, respectively. Pension costs are funded as accrued. Actuarial and other disclosures regarding the plans are not presented because the plans are not material.

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE Q. FINANCIAL INFORMATION BY GEOGRAPHIC AREA AND SIGNIFICANT CUSTOMERS AND SUPPLIERS

Genzyme General operates in the healthcare industry and manufactures and markets its products in two major geographic areas, the United States and Europe. Genzyme General's principal manufacturing facilities are located in the United States, United Kingdom, Switzerland and Germany. Genzyme General purchases products from its British and Swiss subsidiaries for sale to customers in the United States. Transfer prices from the foreign subsidiaries are intended to allow Genzyme to produce profit margins commensurate with its sales and marketing effort. Genzyme's Netherlands subsidiary is the primary European distributor of Genzyme General's therapeutic products.

Certain information by geographic area follows (dollars in thousands):

                                                      UNITED
                                                      STATES      NETHERLANDS      UK       OTHER      ELIMINATION   COMBINATION
                                                     -----------  -----------    -------   -------     -----------   -----------
1997
 Net sales -
  unaffiliated customers .....................       $   423,912    $ 40,436    $32,852   $88,562      $    --       $   585,762
 Transfers between geographic areas ..........           119,391      63,100     28,205     2,634       (213,330)           --
                                                     -----------    --------    -------   -------      ---------     -----------
                                                         543,303     103,536     61,057    91,196       (213,330)        585,762
 Pre-tax income ..............................            78,942       1,539      3,304     2,699          4,143          90,627
 Net income ..................................            70,008         948      2,172     1,235          3,084          77,447
 Assets ......................................         1,144,583      30,638     69,125    39,304        (80,594)      1,203,056
 Liabilities .................................           180,117      28,329      2,058    22,114        (10,438)        222,180

1996
 Net sales -
  unaffiliated customers .....................       $   354,323    $ 56,865    $21,217   $53,716      $    --       $   486,121
 Transfers between geographic areas ..........           101,786      33,659     30,435     3,615       (169,495)           --
                                                     -----------    --------    -------   -------      ---------     -----------
                                                         456,109      90,524     51,652    57,331       (169,495)        486,121
 Pre-tax income ..............................           (30,124)        920      8,349     1,807         (8,259)        (27,307)
 Net income ..................................           (31,956)        520      8,349       844         (8,259)        (30,502)
 Assets ......................................         1,170,826      33,500     69,379    41,511        (85,697)      1,229,519
 Liabilities .................................           283,756      31,930      2,241    27,410            (43)        345,294


1995
 Net sales -
  unaffiliated customers .....................       $   247,138    $ 70,532    $13,669   $20,264      $    --       $   351,603
 Transfers between geographic areas ..........            74,697        --       19,543     4,115        (98,355)           --
                                                     -----------    --------    -------   -------      ---------     -----------
                                                         321,835      70,532     33,212    24,379        (98,355)        351,603
 Pre-tax income ..............................            65,941         836         93     1,759         (3,300)         65,329
 Net income ..................................            45,856         540         93       491         (3,300)         43,680
 Assets ......................................           873,252      27,703     54,595    25,692       (126,656)        854,586
 Liabilities .................................           156,650      26,652      1,962    10,041           --           195,305


Substantially all revenue from research and development contracts is earned in the United States. Entities comprising Other include Genzyme General's operations in Germany, France, Switzerland, Japan, Italy, Belgium, Sweden, Canada, Israel, Spain, Argentina and Brazil. Export sales from the United States were $36.2 million, $27.4 million and $20.5 million in 1997, 1996 and 1995, respectively. Export sales by Genzyme's Netherlands subsidiary amounted to $40.4 million, $56.9 million and $66.2 million in 1997, 1996 and 1995, respectively. Genzyme General's results of operations are highly dependent upon the sales of Cerezyme(R) enzyme and Ceredase(R) enzyme. In 1997, 1996 and 1995 Cerezyme(R) enzyme and Ceredase(R) enzyme represented 63%, 62% and 71% of total product sales, respectively. In 1997, 1996 and 1995, Genzyme General marketed its Cerezyme(R) enzyme and Ceredase(R) enzyme products directly to physicians, hospitals and treatment centers, and sold products representing approximately 18%, 12% and 14%, respectively, of net revenue to an unaffiliated distributor. Otherwise, the credit risk associated with trade receivables is mitigated due to the large number of customers and their broad dispersion over different industries and geographic areas.

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE R.  QUARTERLY RESULTS (UNAUDITED)

Summarized quarterly financial data (in thousands of dollars except per share amounts) for the years ended December 31, 1997 and 1996 are displayed in the following table.

                                                             1ST            2ND            3RD              4TH
                                                           QUARTER        QUARTER        QUARTER          QUARTER
                                                           -------        -------        --------         ---------
1997
Net sales ..........................................       $144,606       $147,614       $ 148,841        $ 156,142
Gross profit .......................................         87,084         91,454          94,387           71,358
Net income (1) .....................................         21,238         23,283          24,357            8,569
Income per share (2,3):
  Basic ............................................           0.28           0.31            0.32             0.11
  Diluted ..........................................           0.27           0.30            0.31             0.11


1996
Net sales ..........................................       $111,783       $113,988       $ 141,022        $ 144,649
Gross profit .......................................         64,171         67,260          73,867           82,004
Net income (loss) (4)  .............................         19,034         20,284          (5,908)         (63,912)
Income (loss) per share (2,3):
  Basic ............................................           0.30           0.30           (0.09)           (0.91)
  Diluted ..........................................           0.26           0.27           (0.09)           (0.91)

---------

(1) Includes pre-tax charges in the fourth quarter of 1997 of $29.2 million resulting from certain strategic financial provisions recorded in December 1997 (see Note C., "Strategic Financial Provisions" to the Combined Financial Statements which are incorporated herein by reference).

(2) Income (loss) per share data for the first, second and third quarters of 1997 and for all quarters of 1996 has been restated to reflect the adoption in December 1997 of SFAS 128, "Earnings Per Share" and is pro forma. See Note A., "Summary of Significant Accounting Policies" to the Combined Financial Statements which are incorporated herein by reference.

(3) Cumulative quarterly income per share data does not equal the annual amounts due to changes in the average common and common equivalent shares outstanding.

(4) Includes pre-tax charges in the third and fourth quarters of 1996 of $24.2 million and $106.5 million, respectively, for acquired incomplete technology (see Note C., "Acquisitions" to the Consolidated Financial Statements which are incorporated herein by reference).


NOTE S.  OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

The disclosures relating to off-sheet balance sheet financial instruments are included in Note D., "Off-Balance-Sheet Financial Instruments" to the Consolidated Financial Statements which are incorporated herein by reference.

GENZYME GENERAL

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Genzyme Corporation:

We have audited the accompanying combined balance sheets of Genzyme General (as described in Note A) as of December 31, 1997 and 1996, and the related combined statements of operations and cash flows, and the combined financial statement schedule for each of the three years in the period ended December 31, 1997. The combined financial statements and financial statement schedule are the responsibility of Genzyme Corporation's management. Our responsibility is to express an opinion on these combined financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements of Genzyme General present fairly, in all material respects, the financial position of Genzyme General as of December 31, 1997 and 1996 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. In addition, in our opinion, the combined financial statement schedule taken as a whole presents fairly, in all material respects, the information required to be included therein.

As more fully described in Note A to these financial statements, Genzyme General is a business group of Genzyme Corporation; accordingly, the combined financial statements of Genzyme General should be read in conjunction with the audited consolidated financial statements of Genzyme Corporation and Subsidiaries.




                                                /s/ Coopers & Lybrand L.L.P.
                                                ------------------------------
                                                COOPERS & LYBRAND L.L.P.

Boston, Massachusetts
February 27, 1998

                            GENZYME GENERAL DIVISION
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


==========================================================================================================
                                   COLUMN A       COLUMN B       COLUMN C       COLUMN D       COLUMN E
----------------------------------------------------------------------------------------------------------

                                                         ADDITIONS
                                                  -----------------------
                                   BALANCE AT     CHARGED TO     CHARGED                       BALANCE
                                   BEGINNING      COSTS AND      TO OTHER                      AT END
DESCRIPTION                        OF PERIOD      EXPENSES       ACCOUNTS       DEDUCTIONS     OF PERIOD
----------------------------------------------------------------------------------------------------------
Year ended December 31, 1997:
Allowance for doubtful accounts    $16,100,400    $ 2,355,000           -       $7,156,400     $11,299,000

Inventory Reserve                  $ 3,247,200    $15,585,000(1)        -       $3,840,000     $14,992,200

Year ended December 31, 1996:
Allowance for doubtful accounts    $ 7,833,800    $ 8,093,600    $2,534,000(3)  $2,361,000(2)  $16,100,400

Inventory Reserve                  $ 3,082,200    $ 1,426,600           -       $1,261,600     $ 3,247,200

Year ended December 31, 1995:
Allowance for doubtful accounts    $ 5,992,300    $ 5,180,000           -       $3,338,500(2)  $ 7,833,800

Inventory Reserve                  $ 1,131,000    $ 2,920,700           -       $  969,500     $ 3,082,200

-----------
(1) Includes $13.4 million of strategic financial provisions (See Note C, "Strategic Financial Provisions" to the Genzyme General's Combined Financial Statements).
(2) Uncollectible accounts written off, net of recoveries.
(3) Reserve acquired in acquisition.

GENZYME CORPORATION
SELECTED FINANCIAL DATA

CONSOLIDATED STATEMENTS OF OPERATIONS DATA
(DOLLARS IN THOUSANDS)

                                                                         FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------
                                                        1997             1996             1995             1994             1993
                                                     ---------        ---------        ---------        ---------        ---------
Revenues:
   Net product sales ...........................     $ 529,927        $ 424,483        $ 304,373        $ 238,645        $ 183,366
   Net service sales ...........................        67,158           68,950           52,450           50,010           50,511
   Revenues from research and development
    contracts:
     Related parties ...........................         8,356           23,011           26,758           20,883           34,162
     Other .....................................         3,400            2,310              202            1,513            2,332
                                                     ---------        ---------        ---------        ---------        ---------
       Total revenues...........................       608,841          518,754          383,783          311,051          270,371

Operating costs and expenses:
   Cost of products sold (1) ...................       206,028          155,930          113,964           92,226           64,704
   Cost of services sold .......................        47,289           54,082           35,868           32,403           34,558
   Selling, general and administrative (1) .....       200,476          162,264          110,447           80,990           72,752
   Research and development (including research
    and development related to contracts) ......        89,558           80,849           68,845           55,334           48,331
   Amortization of intangibles .................        17,245            8,849            4,647            4,741            5,964
   Purchase of in-process research and
    development (2)  ...........................         7,000          130,639           14,216           11,215           49,000
   Other (3) ...................................          --              1,465             --               --             26,517
                                                     ---------        ---------        ---------        ---------        ---------
       Total operating costs and expenses.......       567,596          594,078          347,987          276,909          301,826
                                                     ---------        ---------        ---------        ---------        ---------

Operating income (loss) ........................        41,245          (75,324)          35,796           34,142          (31,455)

Other income (expenses):
   Equity in net loss of unconsolidated
    subsidiaries                                       (12,258)          (4,360)          (1,810)          (1,353)            --
   Other (1) ...................................        (2,000)           1,711            1,608           (9,752)           9,192
   Investment income ...........................        11,409           15,341            8,814            9,101           12,209
   Interest expense ............................       (12,667)          (6,990)          (1,109)          (1,354)          (2,500)
                                                     ---------        ---------        ---------        ---------        ---------
      Total other income (expenses).............       (15,516)           5,702            7,503           (3,358)          18,901
                                                     ---------        ---------        ---------        ---------        ---------
Income (loss) before income taxes ..............        25,729          (69,622)          43,299           30,784          (12,554)

Benefit (provision) for income taxes ...........       (12,100)          (3,195)         (21,649)         (14,481)           6,459
                                                     ---------        ---------        ---------        ---------        ---------

Net income (loss)(4,6) .........................     $  13,629        $ (72,817)       $  21,650        $ 16,303         $  (6,095)
                                                     =========        =========        =========        =========        =========

GENZYME CORPORATION
SELECTED FINANCIAL DATA (CONTINUED)


CONSOLIDATED STATEMENTS OF OPERATIONS DATA (CONTINUED)

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                   FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------
COMMON SHARE DATA:                                           1997             1996            1995           1994        1993
                                                         -----------       ----------       ---------       --------   ---------
  ATTRIBUTABLE TO GENZYME GENERAL:
    Net income (loss) attributable to Genzyme
     General Division Common Stock ("GGD Stock")
     (1,2,3,4,6) .....................................   $    77,447       $  (30,502)      $  43,680       $ 32,054   $  18,020
                                                         ===========       ==========       =========       ========   =========

  Per Genzyme General common share-basic (1,2,4,5,6):
      Net income (loss) ..............................   $      1.01       $    (0.45)      $    0.79       $   0.67   $    0.37
                                                         ===========       ==========       =========       ========   =========

     Weighted average shares outstanding .............        76,531           68,289          55,531         48,141      48,075
                                                         ===========       ==========       =========       ========   =========

  Per Genzyme General common and common
    equivalent share-diluted (4,5,6):
     Net income (loss) ...............................   $      0.98       $    (0.45)      $    0.68       $   0.58   $    0.36
                                                         ===========       ==========       =========       ========   =========

     Adjusted weighted average shares outstanding ....        78,925           68,289          63,967         55,321      56,282
                                                         ===========       ==========       =========       ========   =========


  ATTRIBUTABLE TO GENZYME TISSUE REPAIR:
    Net loss attributable to Genzyme Tissue
     Repair Division Common Stock
      ("GTR Stock") (4,6) ............................   $   (45,984)      $  (42,315)      $ (22,030)      $(15,751)  $ (24,115)
                                                         ===========       ==========       =========       ========   =========

    Per GTR basic and diluted common share (6) .......   $     (3.07)      $    (3.38)      $   (2.28)      $  (4.40)  $   (7.43)
                                                         ===========       ==========       =========       ========   =========

    Weighted average basic and diluted shares
      outstanding ....................................        14,976           12,525           9,659          3,578       3,245
                                                         ===========       ==========       =========       ========   =========


  ATTRIBUTABLE TO GENZYME MOLECULAR ONCOLOGY:
    Net loss attributable to Genzyme Molecular
     Oncology Division Common Stock ("GMO Stock")(6)..   $   (19,578)      $   (1,003)      $    (464)      $    (37)       --
                                                         ===========       ==========       =========       ========

    Pro forma per GMO basic and diluted common
     share (6,7) .....................................  $     (5.01)      $    (0.26)      $   (0.12)      $  (0.01)       --
                                                         ===========       ==========       =========       ========

    Pro forma basic and diluted shares
     outstanding (7) .................................         3,910            3,910           3,910          3,910        --
                                                         ===========       ==========       =========       ========


CONSOLIDATED BALANCE SHEET DATA:                                                DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------------
                                                      1997             1996           1995           1994          1993
                                                   ----------       ----------       --------       --------       -------

Cash and investments (8) ...................       $  246,341       $  187,955       $326,236       $153,460      $168,953
Working capital ............................          350,822          395,605        352,410        103,871        99,605
Total assets ...............................        1,295,453        1,270,508        905,201        658,408       542,052
Long-term debt, convertible debentures and
 capital lease obligations excluding
 current portion (9,10) ....................          170,276          241,998        124,473        126,729       144,674
Stockholders' equity (9,11) ................        1,012,050          902,309        705,207        418,964       334,072

There were no cash dividends paid.

NOTES TO SELECTED FINANCIAL DATA:
(1) In the fourth quarter of 1997, Genzyme recorded $29.2 million of charges mainly associated with its Pharmaceutical and Surgical Products businesses and the sale of Genetic Design, Inc. ("GDI"), which was sold in 1996. This resulted in (i) an $18.1 million charge to cost of products sold primarily related to the melatonin, bulk pharmaceuticals and fine chemical product lines which are being discontinued by Genzyme General; (ii) charges of $5.5 million to cost of products sold and $3.5 million to selling, general and administrative ("SG&A") expense primarily related to the manufacturing and selling of the Sepracoat(TM) product line, which was also discontinued after an advisory panel of the U.S. Food and Drug Administration recommended against granting market approval of this product in 1997; and (iii) a $2.0 million charge to other expense related to the uncertainty of collection on certain notes receivable.

(2) Genzyme acquired: in 1997, the assets of PharmaGenics, Inc. ("PharmaGenics"); in 1996, Deknatel, Snowden Pencer, Inc. ("DSP") and all of the Callable Common Stock of Neozyme II Corporation ("Neozyme II"); in 1995, the publicly-held, minority interest in IG Laboratories, Inc. ("IG"); in 1994, all of the outstanding stock of BioSurface Technology, Inc. ("BioSurface"); and, in 1993, all of the rights to the two remaining development programs of Neozyme I Corporation ("Neozyme I"). In connection with these transactions, all of which were accounted for as purchases, Genzyme charged to operations the following amounts which represented the purchase of in-process research and development:
         1997, $7.0 million; 1996, $130.6 million; 1995, $14.2 million; 1994,
         $11.2 million; and 1993, $49.0 million.

(3) In 1996, Genzyme incurred restructuring charges of $1.5 million related to the consolidation of laboratory operations in its diagnostic services business and to the consolidation of foreign operations in its surgical products business in connection with certain acquisitions. In 1993, Genzyme incurred restructuring charges of $2.8 million related to the consolidation of laboratory operations in its diagnostic services business and wrote off $23.7 million for the value of impaired goodwill associated primarily with IG's acquisition of GDI in 1992.

(4) Net income (loss) attributable to Genzyme General Division ("Genzyme General") and Genzyme Tissue Repair Division ("GTR") and net income
         (loss) per common and common equivalent share of GGD Stock and GTR Stock for the year ended December 31, 1993 give effect to the provisions of the Management and Accounting Policies adopted by the Genzyme Board of Directors (the "Genzyme Board") in connection with the creation of GTR and accordingly, are pro forma presentations.

(5) Reflects the July 25, 1996 2-for-1 stock split of GGD Stock effected by means of a 100% stock dividend paid to stockholders of record on July 11, 1996. All share and per share amounts have been restated to reflect this split.

(6) In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share" which established a different method of computing net income per share ("EPS") than is required under the provisions of Accounting Principles Board Opinion No. 15 ("APB 15"). The Company adopted SFAS 128 in the fiscal quarter ending December 31, 1997. All historical EPS data presented herein has been restated to conform to the provisions of SFAS 128. (See Note A., "Summary of Significant Accounting Policies" to the Consolidated Financial Statements.)

(7) Genzyme Molecular Oncology Division ("Genzyme Molecular Oncology" or "GMO") is a division of Genzyme Corporation. GMO was part of Genzyme General from December 1, 1994 (Date of Inception) to June 18, 1997. Therefore, pro forma net loss per share data is presented for GMO Stock for all periods presented as there were no shares of GMO Stock outstanding prior to June 18, 1997. In each year, approximately 3,910,000 shares of GMO Stock, which represents the shares of GMO Stock issued to effect the merger of PharmaGenics, Inc. ("PharmaGenics") with and into Genzyme on June 18, 1997, have been used for the pro forma loss per basic and diluted share calculation.

(8) Cash and investments includes cash, cash equivalents, and short and long-term investments and excludes investments in equity securities.

(9) In October 1991, the Company issued $100.0 million of 6 3/4% convertible subordinated notes due October 2001 and received net proceeds of $97.3 million. The notes were converted into shares of GGD stock in March 1996. In March 1996, the convertible subordinated notes were converted into approximately 3,782,000 shares of GGD Stock and 2,553 shares of GTR Stock. See Note J., "Long-Term Debt and Leases" for disclosures relating to the GTR and GMO private placements.

(10) In June 1996, the Company's $15.0 million credit line with a commercial bank was increased to $215.0 million in connection with the acquisition of DSP in July 1996. In November 1996, this credit line was refinanced with a syndicated group of banks and the line of credit was increased to $225.0 million (the "Revolving Credit Facility"). As of December 1996, Genzyme had $218.0 million outstanding under the Revolving Credit Facility. As of December 31, 1997, Genzyme had $118.0 million outstanding under the Revolving Credit Facility. (See Note J., "Long-Term Debt and Leases" to the Consolidated Financial Statements.)

(11) In November 1997, GTR sold 4,000,000 shares of GTR Stock to the public for $7.75 per share. Net proceeds from the offering after underwriting discounts, commissions and offering costs were $29.0 million. In October 1995, Genzyme General completed the sale of 5,750,000 shares of GGD Stock for net proceeds of $141.3 million.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF GENZYME CORPORATION AND SUBSIDIARIES'
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DESCRIPTION OF BUSINESS

         This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent the expectations of the management of Genzyme Corporation ("Genzyme" or the "Company") as of the filing date of this Annual Report. The actual results for Genzyme could differ materially from those anticipated by the forward-looking statements due to the risks and uncertainties described under the caption "Factors Affecting Future Operating Results". Stockholders and potential investors should consider carefully each of these risks and uncertainties in evaluating the financial condition and results of operations of Genzyme.

         Genzyme is a biotechnology company that develops innovative products and services for major unmet medical needs. Genzyme has three divisions: Genzyme General Division ("Genzyme General"), which develops and markets therapeutic and surgical products and diagnostic services and products; Genzyme Tissue Repair Division ("Genzyme Tissue Repair" or "GTR"), which develops and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases; and Genzyme Molecular Oncology Division ("Genzyme Molecular Oncology" or "GMO"), which was formed in June 1997 in connection with the acquisition of PharmaGenics, Inc. ("PharmaGenics") and develops gene-based approaches to cancer therapy through genomics, gene therapy and a small molecule drug discovery program. Genzyme owns approximately 43% of the outstanding shares of the common stock of Genzyme Transgenics Corporation ("GTC"). GTC applies transgenic technology to enable the development and production of recombinant proteins and monocolonal antibodies for medical uses. Primedica Corporation, GTC's contract research organization, provides preclinical development and testing services to pharmaceutical, biotechnology, medical device and other companies. GTC is also developing idiotypic vaccines in collaboration with the National Cancer Institute.

         Genzyme Corporation provides separate financial statements for the Company and its subsidiaries on a consolidated basis and for each of Genzyme General, GTR and GMO. The financial statements of each division include the financial position, results of operations and cash flows of programs and products allocated to the division under the Company's Restated Articles of Organization, as amended (the "Genzyme Charter"), and the management and accounting policies adopted by the Genzyme Board of Directors (the "Genzyme Board") to govern the relationship of the divisions. The financial information of Genzyme General, GTR and GMO, taken together, include all accounts which comprise the consolidated financial information presented for Genzyme and its subsidiaries.

RESULTS OF OPERATIONS

         The following discussion summarizes the key factors management considers necessary in reviewing Genzyme's consolidated results of operations. Detailed discussion and analysis of each division's results of operations are provided in the respective Management's Discussion and Analysis of Results of Operations and Financial Condition for each division.

         In the fourth quarter of 1997, Genzyme General recorded $29.2 million of charges mainly associated with its Pharmaceutical and Surgical Products businesses and the sale of Genetic Design, Inc.("GDI") which was sold in 1996. The Pharmaceutical business will now focus on products that are more consistent with Genzyme General's long-term business strategy of moving towards higher-value products and away from fine chemical and bulk pharmaceuticals. This change in strategy resulted in a $18.1 million charge to cost of products sold primarily related to the melatonin, bulk pharmaceuticals and fine chemical product lines which are being discontinued. In addition, Genzyme General recorded charges of $5.5 million to cost of products sold and $3.5 million to selling, general and administrative("SG&A") expense primarily related to the manufacturing and selling of the Sepracoat(TM) product line, which was also discontinued after an advisory panel of the U.S. Food and Drug Administration ("FDA") recommended against granting marketing approval of this product in 1997. Genzyme General also recorded a $2.0 million charge to other expense related to the uncertainty of collection on certain notes receivable.

         Because of the strategic changes in Genzyme General's business the financial condition and results of operations will now be discussed differently than in previous years. Genzyme General is now focusing its efforts within three business areas - therapeutics, surgical products and diagnostics.

1997 AS COMPARED TO 1996

         REVENUES. Total revenues for 1997 were $608.8 million compared to $518.8 million in 1996, an increase of 17%. Product and service revenues were $597.1 million in 1997, compared to $493.4 million in 1996, an increase of 21%. Revenues from research and development contracts for 1997 were $11.8 million compared to $25.3 million in 1996, a decrease of 53%.

         Products revenues consist of sales by Genzyme General. Product revenues in 1997 increased 25% to $529.9 million from $424.5 million in 1996, due primarily to increased sales of Cerezyme(R) enzyme and a full year of sales by DSP, which was acquired by the Company in July 1996.

         Sales of Cerezyme(R) enzyme and Ceredase(R) enzyme by Genzyme General increased 26% to $332.7 million in 1997 from $264.6 million in 1996, due to continued growth in new patient accruals in existing markets. Genzyme's results of operations are highly dependent on sales of Cerezyme(R) enzyme and Ceredase(R) enzyme, which together represented 63% of consolidated product sales in 1997 compared to 62% in 1996. In October 1996, Genzyme General received FDA approval to manufacture Cerezyme(R) enzyme in its large-scale manufacturing plant located in Boston, Massachusetts. Having achieved the ability to produce uninterrupted supply of Cerezyme(R) enzyme at the plant, Genzyme General commenced the process of converting patients receiving Ceredase(R) enzyme to Cerezyme(R) enzyme. The conversion of patients from Ceredase(R) enzyme to Cerezyme(R) enzyme is substantially complete in the United States. Genzyme General may be required to record a charge to earnings for the equipment used exclusively for and any inventory of Ceredase(R) enzyme remaining upon completion of the patient conversion process and, if the conversions proceed more rapidly than anticipated, the remaining inventory of Ceredase(R) enzyme and the corresponding charge to earnings could be material.

         Genzyme General's Surgical Products business unit was formed in July 1996 by Genzyme General following the acquisition of DSP and combines the business of DSP with Genzyme General's hyaluronic acid-based products designed to limit postoperative adhesions (the "Sepra Products"). Sepra Products primarily consist of sales of Seprafilm(R). Product sales by the Surgical Products business unit for 1997 were $100.8 million as compared to $50.7 million for period from July 1, 1996, the date of the acquisition of DSP, through December 31, 1996. Surgical Products sales consisted primarily of sales of cardiovascular fluid management products, surgical closures and surgical instruments. These product sales declined 12% in the second half of 1997 in comparison to the same period of 1996 due to a loss of volume and severe price competition in the fluid management business. DSP's product sales for the first half of 1996, which are not included in the results of Genzyme General, were $53.2 million.

         Service revenues primarily consist of genetic testing services by Genzyme General and sales of GTR's autologous cultured chondrocytes ("Carticel(TM) AuCC") and Epicel [SM] services. Service revenues for genetic testing in 1997 decreased 9% primarily due to the loss of revenue from GDI, which was sold in November 1996, offset in part by higher unit volumes that were primarily attributable to the acquisition of Genetrix, Inc. ("Genetrix") which was included in Genzyme General's results of operations from May 1, 1996 forward.

         International sales as a percentage of total sales in 1997 increased to 36% from 35% in 1996, due primarily to a 32% increase in combined international sales of Cerezyme(R) enzyme and Ceredase(R) enzyme, offset in part by additional domestic sales by DSP.

         Revenues from research and development contracts are primarily attributable to Genzyme General. Revenues from research and development contracts for 1997 decreased 55% to $11.4 million from $25.3 million in 1996, due primarily to the absence of revenue from Neozyme II which was acquired by

Genzyme in the fourth quarter of 1996. This decrease was offset in part by increases in revenues from research and development contracts with third parties. Revenues from Neozyme II were $19.8 million in 1996.

         MARGINS AND OPERATING EXPENSES. Gross margins for 1997 were 58%, as compared to 57% in 1996. Excluding the effects of special charges, gross margins were 62% in 1997 compared to 57% in 1996. Genzyme provides a broad range of health care products and services, resulting in a range of gross margins depending on the particular market conditions of each product or service. Product margins for 1997 decreased to 61% from 63% in 1996. Excluding the effects of special charges, product margins in 1997 were 66%. The increase in product margins before special charges in 1997 is primarily due to increased sales volume of Cerezyme[R] enzyme offset in part by a full year of sales of lower margin DSP products. Service margins for 1997 were 30%, compared to 22% in 1996 due to the consolidation of Genetrix, the sale of GDI in 1996 and the resulting elimination of redundant facilities and staffing.

         SG&A expenses and amortization of intangibles for 1997 were $217.7 million compared to $171.1 million in 1996, an increase of 27%. Excluding special charges, SG&A expenses increased by 21% over 1996. The increase was due primarily to the acquisition of DSP and increased staffing in support of the growth in several product lines, most notably in support of the North American introduction of Seprafilm[R] and increased surgeon training costs related to Carticel(TM) AuCC. DSP added $16.7 million in SG&A expenses and amortization of intangibles in the first half of 1997 for which comparable amounts were not included in the results of Genzyme General in 1996. The acquisition of Genetrix did not materially affect SG&A expenses in 1996 and 1997 due to consolidation of operations. GMO incurred $5.1 million in amortization of intangibles in 1997 as a result of the acquisition of PharmaGenics, and there was no similar amount in 1996.

         In 1997, GMO recorded a $7.0 million charge for the purchase of in-process technology which has no alternative future use, as part of the acquisition of PharmaGenics.

         Research and development expenses for 1997 were $89.6 million compared to $80.8 million in 1996, an increase of 11%, due to Genzyme General's commitment to fund development costs of the transgenic recombinant human antithrombin III ("ATIII") program being conducted by GTC and increased spending on internal programs, most notably Thyrogen[R].


         OTHER INCOME AND EXPENSES. Other income and expenses were a net expense of $15.5 million (which includes a $2.0 million special charge) compared to other income of $5.7 million in 1996. The change was due primarily to a decrease in investment income and an increase in interest expense as well as increased equity in net losses of unconsolidated affiliates. Investment income for 1997 was $11.4 million, compared with $15.3 million for 1996. The decrease resulted from lower average cash and investment balances. Investment income for 1997 did not include any material gain or loss from sales of securities. Interest expense for 1997 was $12.7 million, compared to $7.0 million in 1996. The increase resulted from interest on funds borrowed to finance portions of the acquisitions of DSP and Neozyme II and interest related to convertible notes of GTR and GMO issued in 1997. Equity in net loss of unconsolidated affiliates increased from $4.3 million in 1996 to $12.3 million in 1997. The change is primarily due to increased losses from the joint venture established between Genzyme Tissue Repair and Diacrin Inc., ("Diacrin") to develop and commercialize products and processes using porcine fetal cells for the treatment of Parkinson's disease and Huntington's disease in humans, increased losses from GTC and losses resulting from the joint venture between Genzyme General and GelTex Pharmaceuticals Inc. ("GelTex") for the development and commercialization of RenaGel[R] phosphate binder.

         The tax provision for 1997 varies from the U.S. statutory tax rate because of the provision for state income taxes, nondeductible interest, the foreign sales corporation, nondeductible amortization of intangibles, tax credits and Genzyme's share of the losses of unconsolidated affiliates. In 1997, the effective tax rate was 37%, compared to 41% in 1996. The decrease in the rate was due to additional tax credits in 1997 as well as a change in Massachusetts state law.

         1996 COMPARED TO 1995

         REVENUES. Total revenues for 1996 were $518.8 million compared to $383.8 million in 1995, an increase of 35%. Product revenues consisted of product sales by Genzyme General which increased 39% to $424.5 million in 1996 from $304.4 million in 1995. The increase resulted primarily from the addition of sales from DSP and to increased sales of Ceredase(R) enzyme and Cerezyme(R) enzyme. Sales of Cerczyme(R) enzyme and Ceredase(R) enzyme by Genzyme General increased 23% to $264.6 million in 1996 from $215.4 million in 1995.

         Service revenues consisted of sales of genetic diagnostic testing services by Genzyme General's Diagnostic Services business unit and sales of Genzyme Tissue Repair's Carticel(TM) AuCC and Epicel(SM) Service. Service revenues in

1996 increased 31% to $69.0 million from $52.5 million in 1995, due primarily to higher unit volumes in the Diagnostic Services business unit due primarily to the acquisition of Genetrix.

         Revenues from research and development contracts for 1996 were attributable entirely to Genzyme General. Revenues from research and development contracts decreased 7% to $25.3 million in 1996 from $27.0 million in 1995. The decrease was due to the acquisition of Neozyme II in the fourth quarter of 1996.

         MARGINS AND OPERATING EXPENSES. Gross margins for 1996 were 57%, compared to 58% for 1995. Product margins for 1996 were 63%, level with 1995, as increased sales of higher margin products from the Company's existing portfolio were offset by lower margin products acquired with DSP. Service margins for 1996 decreased to 22% from 32% in 1995 due primarily to increased costs associated with sales of Carticel(TM) AuCC and increased costs during the consolidation period associated with Genzyme General's acquisition of Genetrix.

         SG&A expenses for 1996 were $162.3 million compared to $110.4 million in 1995, an increase of 47%. The increase resulted primarily from the acquisitions of DSP and Genetrix and increased staffing in support of the growth in several product lines and the growth in sales of Carticel(TM) AuCC.

         Research and development expenses for 1996 were $80.8 million compared to $68.8 million in 1995, an increase of 17%. The increase was primarily due to Genzyme General's commitment to fund development costs of the ATIII program being conducted by GTC and increased spending on internal programs.

         Genzyme recorded the following acquisition-related charges in 1996:
$24.2 million and $106.5 million for the purchase of in-process research and development in connection with the acquisitions of DSP and Neozyme II, respectively; $8.8 million for the amortization of intangible assets including goodwill recorded in connection with the acquisitions of Genetrix, DSP and, in 1995, the publicly-held, minority interest in IG; and $1.5 million for restructuring charges incurred in connection with the acquisitions of DSP and Genetrix.

         OTHER INCOME AND EXPENSES. Other income and expenses were $5.7 million in 1996, compared to $7.5 million in 1995, a 24% decrease. The decrease was primarily the result of increases in interest expenses and Genzyme's equity in the net loss of GTC which offset a 74% increase in investment income. Interest expense for 1996 was $7.0 million, compared to $1.1 million in 1995. The increase resulted from interest on funds borrowed to finance portions of the acquisitions of DSP and Neozyme II.

         The tax provision for 1996 varies from the U.S. statutory tax rate because of the provision for state income taxes, tax credits and taxes on foreign earnings, losses of unconsolidated affiliates and nondeductible charges in connection with tax-free acquisitions. In 1996, the effective tax rate before these acquisitions was 41%, compared to 37% in 1995. The increase in the rate was due to nondeductible goodwill charges in 1996 and to the absence in 1996 of certain operating loss carryforwards available in 1995. The tax provision in 1996 resulted from taxes on foreign earnings and taxes on earnings before acquisition-related charges comprising charges for goodwill and incomplete technologies accruing from the acquisitions of DSP of Genetrix.

LIQUIDITY AND CAPITAL RESOURCES

GENZYME CORPORATION AND SUBSIDIARIES

         As of December 31, 1997, Genzyme had cash, cash equivalents and investments (excluding equity securities) of $246.3 million, an increase of $58.3 million from December 31, 1996. In 1997 operating and financing activities provided $39.7 million and $87.3 million of cash, respectively, investing activities used $115.4 million and fluctuations in exchange rates caused a reduction in cash of $2.3 million. In 1997, financing activities provided $156.0 million of cash proceeds from the exercise of stock options and warrants and the issuance of stock under the employee stock purchase plan, and $32.1 million from the issuance of debt, and used $101.1 million for the repayment of debt and capital lease obligations. At December 31, 1997, $118.0 million was outstanding under the $225.0 million Revolving Credit Facility, of which $95.0 million was allocated to Genzyme General, $18.0 million was allocated to GTR and $5.0 million was allocated to GMO. In 1997, investing activities used $66.7 million of cash for net purchases of investments and $29.1 million was used to finance capital expenditures.

         Genzyme had inventories of $139.7 million, an increase of $14.4 million over December 31, 1996. The increase was due primarily to support of increased business operations, most notably in Genzyme General's Therapeutics business unit as a result of increased production of Cerezyme(R) enzyme and in the Surgical Products business unit in support of the introduction of Seprafilm(R) in the North American marketplace.

         On February 28, 1997, GTR raised $13.0 million through the private placement of a 5% convertible note (the "GTR Note") to an affiliate of Credit Suisse First Boston due February 27, 2000. The GTR Note is convertible beginning May 29, 1997 into shares of GTR Stock and, beginning August 1997, at a discount to the average of the closing bid prices of the GTR Stock on the Nasdaq National Market for the 25 trading days immediately preceding the conversion date (the "Average GTR Stock Price"). The discount will start at 2% beginning six months from the date the GTR Note was issued and will increase to 11% at 15 months after the date of issue. Thereafter, the conversion price will be the lesser of 89% of the Average GTR Stock Price preceding the conversion date or the date 15 months after the date of issue. In the first quarter of 1997, GTR recorded $11.5 million of proceeds attributed to the value of the debt and $1.5 million attributed to the value of the conversion feature (recorded as an increase to division equity). The debt will be accreted to its face value by a charge to interest expense of $1.5 million over the term of the initial 15 month conversion period. As of December 31, 1997, GTR had accreted $1.1 million of the value of the conversion feature.

         On June 30, 1997, the Genzyme Board declared a dividend of approximately 2,686,000 GTR Designated Shares which were distributed on July 22, 1997 to Genzyme General stockholders of record as of July 11, 1997, in a tax-free distribution of approximately .03 share of GTR Stock for each share of GGD Stock owned. A total of approximately 2,292,000 shares of GTR Stock were issued to Genzyme General stockholders in the distribution and approximately 394,000 shares of GTR Stock have been reserved for issuance upon the exercise of Genzyme General stock options and warrants outstanding on the record date.

         In June 1997, Genzyme General formed RenaGel LLC for the final development and commercialization of RenaGel(R) non-absorbed phosphate binder. Funding for the joint venture is provided equally by Genzyme and GelTex. The agreement calls for Genzyme General to pay GelTex $27.5 million, consisting of a $2.5 million equity investment in GelTex made in June 1997, a $15.0 million payment on receipt of FDA marketing approval for RenaGel(R) and a $10.0 million payment one year following receipt of FDA marketing approval for RenaGel(R).

         In September 1997, Genzyme and GTC entered into an Amended and Restated Convertible Debt Agreement (the "1997 Debt Agreement"), which superseded and replaced the provisions of the 1996 Agreement other than the provisions relating to the development and commercialization of ATIII. Under the 1997 Debt Agreement, the line of credit was reduced from $10.0 million to $8,327,000 and the expiration date of the revolving credit line was extended to March 31, 2000, with an option, at that date, for GTC to convert the outstanding balance to a three-year term loan. The interest rate remains at 7% through April 1, 1998. Thereafter, the interest rate increases annually, starting at a rate equal to the lower of 8% or the prime lending rate in the first year and ending at a rate equal to the lower of 10% or the prime lending rate plus 2% from April 2, 2002 through the final year of the term loan. Financial covenants require positive quarterly earnings before interest, taxes, depreciation, amortization and unfunded research and development expense starting April 1, 1998. Any amounts outstanding under the credit line may be converted into shares of GTC common stock at Genzyme's option at any time for up to the full amount outstanding or at GTC's option on a quarterly basis limited to an amount sufficient to maintain the minimum tangible net worth required for continental listing on the Nasdaq National Market.

         Under the terms of the BioSurface acquisition agreement, the Genzyme Board voted in June 1997 to allocate $10.0 million under the agreement in exchange for an increase in the GTR Designated Shares of 1,000,000 shares.

         In July 1997, StressGen/Genzyme LLC was established as a joint venture among Genzyme, StressGen Biotechnologies Corp. ("StressGen") and the Canadian Medical Discoveries Fund Inc. ("CMDF") to develop stress gene therapies for the treatment of cancer. CMDF provided $10.0 million (Canadian) in funding in connection with the joint venture through the combination of a capital contribution to StressGen/Genzyme LLC in the amount of $1.0 million (Canadian), the purchase of warrants from Genzyme in the amount of $1.0 million (Canadian), the purchase of warrants and preferred stock from StressGen in the amount of $1.4 million (Canadian) and a limited recourse loan bearing interest at 0.125% per annum to StressGen in the amount of $6.6 million (Canadian). Each of Genzyme and StressGen (through a U.S. subsidiary) also made a capital contribution to StressGen/Genzyme LLC in the amount of $1.0 million (Canadian) and a limited recourse loan was made by the U.S. subsidiary of StressGen to StressGen/Genzyme LLC in the amount of $7.0 million (Canadian). In addition, Genzyme and StressGen have agreed to provide in equal shares any additional capital required by the joint venture in excess of the initial $10.0 million (Canadian) funding.

         Genzyme and StressGen have an option (the "Purchase Option"), payable in equal shares, to purchase CMDF's membership interest in StressGen/Genzyme LLC at any time during the three-year period beginning July 31, 1999 and ending July 31, 2002. The exercise price of the Purchase Option initially will be $15.6 million (Canadian) in July 1999 and will increase monthly thereafter to a final exercise price of $30.5 million (Canadian) in July 2002. The limited recourse loan made by CMDF will be retired in connection with the exercise of the Purchase Option. If the Purchase Option is not exercised on or before July 31, 2002, CMDF may require Genzyme and StressGen to repay $2.0 million (Canadian) each of the limited recourse loan. In addition, at any time during the 30-day period commencing on the date when not less than 75% of the initial funding provided by CMDF has been spent by the joint venture, but in no event later that July 31, 1999, CMDF shall have the right (the "Mandatory Purchase Right") to require Genzyme and StressGen to purchase its membership interest at an aggregate purchase price of $10.0 million (Canadian) plus interest thereon at a rate per annum equal to the Canadian prime rate plus 1%. The Mandatory Purchase Right will terminate if not exercised by CMDF during such 30-day period. Genzyme's share of any amounts payable to CMDF upon exercise of the Purchase Option, the Mandatory Purchase Right or repayment of the limited recourse loan may be paid in cash, Genzyme common stock or any combination thereof at the discretion of Genzyme.

         In August 1997, GMO completed a private placement of Convertible Debentures (the "GMO Debentures") due August 29, 2002. The GMO Debentures bear interest at 6% per annum and are convertible into shares of GMO Stock beginning no earlier than the 91st day after the effective date of a registration statement covering the initial public offering of GMO stock (the "GMO IPO"). Beginning on February 26, 1998, the GMO Debentures are convertible at a discount to the average of the closing bid prices of GMO Stock as reported by the Nasdaq National Market for the 20 trading days immediately preceding the applicable conversion date (the "Market Price"), which discount begins at 7% and will increase by an additional one percent every 30 days thereafter until October 24, 1998. Beginning November 23, 1998, the conversion price will be the lower of (i) 85% of the Market Price calculated as of the actual conversion date and (ii) 85% of the Market Price calculated as of November 21, 1998. In no event, however, will the conversion price be less than $7.70 per share (subject to adjustment in the event of any stock split, stock dividend, reclassification, combination or similar event). In the third quarter of 1997, GMO recorded $16.5 million of proceeds attributed to the value of the debt and $3.5 million attributed to the value of the conversion feature (recorded as an increase to division equity). The debt will be accreted to its $20.0 million face value by a charge to interest expense of $3.5 million over the term of the initial 15 month conversion period. As of December 31, 1997, GMO had accreted $407,000 of the value of the conversion feature.

         If GMO has not completed the GMO IPO by August 29, 1998, at the holder's option, the GMO Debentures may be exchanged for 5% debentures convertible into shares of GGD Stock ("GGD Debentures") due August 29, 2003. If the GMO IPO is completed before August 29, 1998 but the aggregate proceeds from the offering are less than $15.0 million or GMO's market capitalization is below $90.0 million, at the holder's option, 50% of the GMO Debentures can be exchanged for GGD Debentures. The exchange option must be exercised within 30 business days after August 29, 1998 or the date on which the GMO IPO is consummated. The GGD Debentures, if issued, will be convertible at the option of the holder at any time prior to maturity into shares of GGD Stock at a 13% premium to the average closing bid price of GGD Stock as reported by the Nasdaq National Market for the five trading days immediately preceding the issue date.

         In addition, beginning on the 181st day after the completion of the GMO IPO, the holders of GMO Debentures have the option (the "Put Option") to require Genzyme to pay the entire principal amount of the GMO Debentures in cash, together with interest at the rate of 15% per annum (less any interest previously paid) if the conversion price (as calculated above) is less than $7.70 per share for 90 consecutive days (a "Put Option Review Period"). The Put Option is exercisable only with respect to the first Put Option Review Period that occurs while the GMO Debentures are outstanding and if the Put Option is not exercised within 15 days after any Put Option Review Period, a period of 90 days from the last day of the previous Put Option Review Period must elapse before another Put Option Review Period commences.

         The GMO Debentures are callable with cash or stock beginning 18 months after the GMO IPO if the stock has closed at 150% of the Fixed Conversion Price for 20 consecutive trading days.

         The Genzyme Board approved the allocation of up to $25.0 million in cash from Genzyme General to GMO (the "GMO Equity Line"), subject to a dollar-for-dollar reduction by the proceeds of outside financing received by GMO. As a result of the issuance of the GMO debentures in August 1997, the amount available under the GMO Equity Line was reduced to $5.0 million. No draws have been made under the Equity Line to date.

         In November 1997, GTR sold 4,000,000 shares of GTR Stock to the public for $7.75 per share. Net proceeds from the offering after underwriting discounts and commissions were $29.0 million.

         In order to provide initial funding for the joint venture with Diacrin, the Genzyme Board has approved the allocation of up to $20.0 million in cash from Genzyme General to GTR (the "GTR Equity Line") in exchange for an increase in the number of GTR Designated Shares at a rate determined by dividing the amount of cash so allocated by the average of the daily closing prices of one share of GTR Stock for the 20 consecutive trading days commencing on the 30th trading day prior to the date of allocation. The Company intends to make monthly allocations of cash under the GTR Equity Line in an amount corresponding to the funding commitment of GTR under the joint venture agreement for such month. As of December 31, 1997 the Company had allocated $5.1 million from Genzyme General to GTR under the GTR Equity Line.

         Genzyme holds an option to acquire all of the partnership interests in Genzyme Development Partners, L.P. ("GDP") for approximately $26.0 million plus a continuing royalty payment for a period of ten years on certain sales of Sepra Products. Genzyme's decision regarding the exercise of this option will be based, in part, on the progress in the development and Genzyme's evaluation of the potential commercial success of the Sepra Products. The exercise price for the purchase option is payable in cash, shares of GGD Stock or a combination of the two, as determined by Genzyme at the time the option is exercised.

         Genzyme believes that its available cash, investments and cash flow from operations will be sufficient to finance its planned operations and capital requirements for the foreseeable future. Although Genzyme had approximately $246.3 million in cash, cash equivalents and short and long-term investments at December 31, 1997, it has committed to utilize a portion of such funds for certain purposes, such as (i) completing the market introduction in the U.S. and Europe of Seprafilm(R) and clinical development of other Sepra Products, (ii) completing the market introduction of GTR's Carticel(TM) AuCC and developing, producing and marketing other products through GTR and GMO and (iii) making certain payments to third parties in connection with strategic collaborations. In addition to these commitments, Genzyme historically has pursued strategic acquisitions and collaborations with complementary businesses as opportunities became available and will seek additional acquisitions and collaborations in the future. Genzyme may require additional capital to finance any such activities. There can be no assurance, however, that such capital will be available on terms reasonably acceptable to Genzyme.

         In addition, as of December 31, 1997, approximately $118.0 million was outstanding under the Revolving Credit Facility, $95.0 million of which was allocated to Genzyme General, $18.0 million of which was allocated to GTR and $5.0 million of which was allocated to GMO. Amounts borrowed under this facility are payable on November 15, 1999. Genzyme's cash resources will be diminished upon repayment of amounts borrowed, plus accrued interest, under this credit facility. In addition, pursuant to the terms of both the GTR Note and the GMO Debentures, the holders will, in some circumstances, receive cash from Genzyme. To the extent Genzyme uses cash to pay the principal and accrued interest on the GTR Note or GMO Debentures, its cash reserves will also be diminished. As a result, Genzyme may have to obtain additional financing. There can be no assurance that such financing will be available on terms reasonably acceptable to Genzyme.

NEW ACCOUNTING PRONOUNCEMENTS, YEAR 2000 AND FINANCIAL REPORTING RELEASE 48 ("FRR 48")

         In June 1997, the FASB issued Statement of Financial Accounting Standards Nos. 130 and 131, "Reporting Comprehensive Income" ("SFAS 130"), and "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), respectively (collectively, the "Statements"). The Statements are effective for fiscal years beginning December 15, 1997. SFAS 130 establishes standards for reporting of comprehensive income and its components in annual financial statements. SFAS 131 establishes standards for reporting financial and descriptive information about an enterprises's operating segments in its annual financial statements and selected segment information in interim financial reports. Reclassification or restatement of comparative financial statements or financial information for earlier periods is required upon adoption of SFAS 130 and SFAS 131, respectively. Application of the Statement's disclosure requirements will have no impact on Genzyme's combined financial position, results of operations or earnings per share data as currently reported.

         In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards Number 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132"). SFAS 132 is effective for fiscal years beginning after December 15, 1997. Genzyme has not assessed the impact of SFAS 132 on its financial statement disclosures.

         Many computer systems experience problems handling dates beyond the year 1999. Therefore, some computer hardware and software will need to be modified prior to the year 2000 in order to remain functional. The Company is assessing the internal readiness of its computer systems for handling the year 2000. The Company expects to implement successfully the systems and programming changes necessary to address year 2000 issues, and does not believe that the cost of such actions will have a material effect on the Company's results of operations or financial condition. There can be no assurance, however, that there will not be a delay in, or increased costs associated with, the implementation of such changes, and the Company's inability to implement such changes could have an adverse effect on future results of operations.

         In January 1997, the Securities and Exchange Commission issued Financial Reporting Release 48 which expands disclosure requirements for certain derivative and other financial instruments. The Company adopted the sensitivity analysis approach effective in the fourth quarter of 1997. The sensitivity approach presents the hypothetical changes in fair value resulting from hypothetical changes in market rates.

         As a result of the Company's worldwide operations, the Company faces exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse effect on the Company's financial results in the future. Historically, the Company's primary exposures have been related to local currency operating expenses in Europe and Asia, where the Company sells primarily in U.S. dollars. The Company generally does not hedge anticipated foreign currency cash flows.

         The carrying amounts reflected in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short maturities of these instruments. The fair values represent estimates of possible value that may not be realized in the future.


FACTORS AFFECTING FUTURE OPERATING RESULTS

         The future operating results of Genzyme Corporation and its Subsidiaries could differ materially from the results described above due to the following risks and uncertainties.

         DEPENDENCE ON CEREZYME(R) ENZYME AND CEREDASE(R) ENZYME SALES Genzyme's results of operations are highly dependent upon the sales of Cerezyme(R) enzyme and Ceredase(R) enzyme. Sales of Cerezyme(R) enzyme and Ceredase(R) enzyme in 1997 were $332.7 million, representing 63% of Genzyme's consolidated product sales in 1997.

         To address supply constraints, Genzyme developed Cerezyme(R) enzyme. Patients receiving Ceredase(R) enzyme are being converted to Cerezyme(R) enzyme; however, Genzyme will continue to manufacture Ceredase(R) enzyme until the process of patient conversion is completed. Any disruption in the supply or manufacturing process of Cerezyme(R) enzyme may have a material adverse effect on revenue. In addition, Genzyme may be required to record a charge to earnings for the equipment used for and inventory of Ceredase(R) enzyme remaining upon completion of the patient conversion process, and, if the conversions proceed more rapidly than anticipated, the remaining inventory of Ceredase(R) enzyme and the corresponding charge to earnings could be material.

         RISKS INHERENT IN INTERNATIONAL OPERATIONS. Foreign operations of Genzyme accounted for 36% of consolidated net sales in 1997 as compared to 35% in each of 1996 and 1995. In addition, Genzyme has direct investments in a number of subsidiaries in foreign countries (primarily in Europe and Japan). Financial results of Genzyme could be adversely affected by fluctuations in foreign exchange rates. Fluctuations in the value of foreign currencies affect the dollar value of Genzyme's net investment in foreign subsidiaries, with these fluctuations being included in a separate component of stockholders' equity. Operating results of foreign subsidiaries are translated into U.S. dollars at average monthly exchange rates. For the year ended December 31, 1997, Genzyme charged $12.4 million to stockholders' equity as a result of foreign currency adjustments and there can be no assurance that the Company will not incur additional charges relating to such adjustments in future periods. In addition, the U.S. dollar value of transactions based in foreign currency (collections on foreign sales or payments for foreign purchases) also fluctuates with exchange rates. The largest foreign currency exposure results from activity in Dutch guilders, British pounds, French francs, German marks and Japanese yen.

         Genzyme has not hedged net foreign investments in the past, although it may engage in hedging transactions in the future to manage and reduce its foreign exchange risk, subject to certain restrictions imposed by the Genzyme Board. There can be no assurance that Genzyme's attempts to manage its foreign currency exchange risk will be successful.

         UNCERTAINTY REGARDING SUCCESS OF CLINICAL TRIALS. Several of Genzyme's products are currently in or will require clinical trials to test safety and efficacy in humans for various conditions. There can be no assurance that Genzyme will not encounter problems in clinical trials that will cause it to delay or suspend these clinical trials. In addition, there can be no assurance that such clinical testing, if completed, will ultimately show these products to be safe and efficacious.

         RAPID TECHNOLOGICAL CHANGE. The field of biotechnology is expected to continue to undergo significant and rapid technological change. Although Genzyme will seek to expand its technological capabilities in order to remain competitive, there can be no assurance that research and discoveries by others will not render Genzyme's products or services obsolete.

         THIRD PARTY REIMBURSEMENT AND HEALTH CARE COST CONTAINMENT INITIATIVES. A majority of Genzyme's revenues are attributable directly or indirectly to payments received from third party payers, including government health administration authorities and private health insurers. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and third party payers are increasingly challenging the prices charged for health care products and services. Third party payers are also increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products and by refusing in some cases to provide coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. There can be no assurance that third party insurance coverage will be available for any products or services under development by Genzyme. If adequate coverage and reimbursement are not provided by government and other third party payers for Genzyme's products and services, its results of operations may be materially adversely affected.

         In addition, Congress has from time to time discussed the possible implementation of broad-based health care cost containment measures. While these discussions have not led to the enactment of any specific health care cost containment legislation, it is possible that health care measures will again be proposed in Congress. The effects on Genzyme of any such measures that are ultimately adopted cannot be predicted at this time.

         UNCERTAINTY REGARDING PATENTS AND PROTECTION OF PROPRIETARY TECHNOLOGY. Genzyme's success depends, to a large extent, on its ability to maintain a competitive technological position in its product areas. Proprietary rights relating to Genzyme's products and services are protected from unauthorized use by third parties only to the extent that they are covered by patents or are maintained in confidence as trade secrets. Genzyme has filed for patents and has rights to numerous patents and patent applications worldwide. While certain of Genzyme's patents have been allowed or issued, there can be no assurance that these allowed and issued patents or additional patents allowed or issued to Genzyme will effectively protect the proprietary technology of Genzyme. In addition, patent litigation is widespread in the biotechnology industry and it is not possible to predict how any such litigation will affect Genzyme.

         No consistent policy has emerged from the U.S. Patent and Trademark Office regarding the breadth of claims allowed in biotechnology patents and, therefore, the degree of future protection for Genzyme's proprietary rights is uncertain. The allowance of broader claims may increase the incidence and cost of patent interference proceedings in the U.S. and the risk of infringement litigation in the U.S. and abroad. Conversely, the allowance or narrower claims, while reducing the risk of infringement, may limit the value of Genzyme's proprietary rights under its patents, licenses and pending patent applications.

         Genzyme attempts to monitor the patent filings of its competitors in an effort to guide the design and development of its products to avoid infringement. Notwithstanding these efforts, there can by no assurance that the patents issued or licensed to Genzyme will remain free of challenge by third parties. In addition, patent rights filed by third parties may, if issued, cover Genzyme's products and services as ultimately developed, which could have an adverse impact on Genzyme's results of operations in amounts that cannot presently be determined. Genzyme may, depending on the final formulation of such products and services, need to acquire license to, or contest the validity of, such patents. For example, Genzyme may need to acquire patent rights from third parties that cover particular diagnostic and/or therapeutic gene sequences or that cover aspects of adjuvant therapies such as compositions of matter or methods of use related to the administration of cytokines as immunostimulants in combination with a cancer therapy. In gene therapy, Genzyme may need to license a number of patents covering different elements of the technique, such as those relating to particular viral or non-viral vector or methods for its delivery. The extent to which Genzyme may need to license rights or contest the validity of patents depends on the scope and validity of such patents and ultimately on the final design or formulation of its products and services under development. The cost and ability to license any such rights and the likelihood of successfully contesting the validity of such patents are uncertain.

         Genzyme has also relied upon trade secrets, proprietary know-how and continuing technological innovation to develop and maintain its competitive position. There can be no assurance that others will not independently develop such know-how or otherwise obtain access to Genzyme's technology. While Genzyme's employees, consultants and corporate partners with access to proprietary information are generally required to enter into confidentiality agreements, there can be no assurance that these agreements will be honored. Certain of Genzyme's consultants have developed portions of Genzyme's proprietary technology at their respective universities or governmental laboratories. There can be no assurance that such universities or governmental authorities will not assert rights to intellectual property arising out of university or government based research conducted by such consultants.

GOVERNMENT REGULATIONS; NO ASSURANCE OF REGULATORY APPROVALS. The production and sale of health care products and provision of health care services are highly regulated. In particular, human therapeutic and diagnostic products are subject to pre-marketing approval by the FDA and comparable agencies in foreign countries. The process of obtaining these approvals varies according to the nature and use of the product and can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. Regulation of Genzyme's products and services could also limit Genzyme's reimbursement for its products and services and otherwise materially affect the results of operations of Genzyme. Additional regulatory regimes, in the U.S. and internationally, affect the Company's work in gene therapy and the provision of cancer diagnostic services. There can be no assurance that any of the required regulatory approvals will be granted on a timely basis, if at all.

         Certain of Genzyme's products, including Cerezyme(R) enzyme and Ceredase(R) enzyme, have been designated as orphan drugs under the Orphan Drug Act, which provides incentives to manufacturers to develop and market drugs for rare diseases. The Orphan Drug Act generally entitles the first developer to receive FDA marketing approval for an orphan drug to a seven-year exclusive marketing period in the United States for that product. Legislation has been periodically introduced in recent years, however, to amend the Orphan Drug Act. Such legislation has generally been directed to shortening the period of automatic market exclusivity and granting certain market rights to simultaneous developers of a drug. The effect on Genzyme of any amendments ultimately adopted cannot be assessed at this time.

         PRODUCT LIABILITY AND LIMITATIONS OF INSURANCE. Genzyme may be subject to product liability claims in connection with the use or misuse of its products during testing or after commercialization. While Genzyme has taken, and continues to take, what it believes are appropriate precautions, there can be no assurance that Genzyme will avoid significant liability exposure. Genzyme has only limited amounts of product liability insurance and there can be no assurance that such insurance will provide sufficient coverage against any or all potential product liability claims. If Genzyme attempts to obtain additional insurance in the future, there can be no assurance that it will be able to do so on acceptable terms, if at all, or that such insurance will provide adequate coverage against claims asserted.

RISKS RELATED TO GENZYME TRACKING STOCK

         Prior to June 18, 1997, Genzyme had two outstanding classes of common stock, GGD Stock and GTR Stock. Effective June 18, 1997, the GGD Stock and GTR Stock were redesignated as separate series of a single class of common stock and a new series of the same class of common stock, GMO Stock, was issued. As a result, Genzyme currently has three series of common stock outstanding: GGD Stock, GTR Stock and GMO Stock, which are intended to reflect the value and track the performance of Genzyme's three divisions: Genzyme General, GTR and GMO. Prospective investors in GGD Stock, GTR Stock or GMO Stock should carefully consider the following risks relating to an investment in Genzyme "tracking stock."

         STOCKHOLDERS OF ONE COMPANY; FINANCIAL IMPACTS ON ONE DIVISION COULD AFFECT THE OTHERS. Notwithstanding the allocation of Genzyme's products and programs between divisions for purposes of financial statement presentation and allocation of equity interests, Genzyme continues to hold title to all of the assets and is responsible for all of the liabilities allocated to each of its divisions. Holders of each series of Genzyme common stock have no specific claim against the assets attributed for financial statement presentation purposes to the division whose performance is associated with the series of stock they hold. Liabilities or contingencies of any division that affect Genzyme's resources or financial condition could affect the financial condition or results of operations of the other divisions.

         NO RIGHTS OR ADDITIONAL DUTIES WITH RESPECT TO THE DIVISIONS; POTENTIAL CONFLICTS. Holders of each series of Genzyme common stock have only the rights of stockholders of Genzyme, and, except in limited circumstances, do not have any rights specifically related to the division to which such series of common stock relates. The existence of separate series of common stock may give rise to occasions when the interests of holders of each series of Genzyme common stock may diverge or appear to diverge. Although Genzyme is aware of no precedent concerning the manner in which Massachusetts law would be applied to the duties of a board of directors in the context of three series of common stock with divergent interests, Genzyme believes, based on the advice of counsel, that a Massachusetts court would hold that a board of directors owes an equal duty to all stockholders regardless of class or series and does not have separate or additional duties to any group of stockholders. That duty is the fiduciary duty to act in good faith and in a manner it reasonably believes to be in the best interests of the corporation. Genzyme has been advised that, under Massachusetts law, a good faith determination by a disinterested and adequately informed board of directors that an action is in the best interests of the corporation, taking into account the interests of the holders of each series of common stock and the alternatives reasonably available, should represent an appropriate defense to any challenge by or on behalf of the holders of any series of common stock that such action could have a disparate effect on different series of common stock. However, a Massachusetts court hearing a case involving such a challenge may decide to apply principles of Massachusetts law other than those described above, or may develop new principles of Massachusetts law to decide such a case.

         Disproportionate ownership interests of members of the Genzyme Board in any series of common stock or disparities in the value of such stock could create or appear to create potential conflicts of interest when directors are faced with decisions that could have different implications for each series of common stock. Nevertheless, Genzyme believes that a director would be able to discharge his or her fiduciary responsibilities even if his or her interest in shares of such series were disproportionate or had disparate values. The Genzyme Board may also from time to time establish one or more committees to review matters presented to it that raise conflict issues, which committee(s) would report to the full Genzyme Board on such matters.

         NO ADDITIONAL SEPARATE VOTING RIGHTS. Holders of each series of Genzyme common stock vote together as a single class on all matters as to which common stockholders generally are entitled to vote (including the election of directors). Except in certain limited circumstances provided under Massachusetts law, in the Genzyme Charter and in the management and accounting policies adopted by the Genzyme Board, holders of each series of common stock have no rights to vote on matters separately. Accordingly, except in limited circumstances, holders of shares of one series of common stock could not bring a proposal to a vote of the holders of that series of common stock only, but would be required to bring any proposal to a vote of all common stockholders.

         On all matters as to which common stockholders generally are entitled to vote, each share of GGD Stock has one vote, each share of GTR Stock has, through December 31, 1998, .33 vote and each share of GMO stock will have, through December 31, 1998, .25 vote. On January 1, 1999 and on January 1 every two years thereafter, the number of votes to which each share of GTR Stock is entitled will be adjusted to equal the ratio of the Fair Market Value (as defined herein) of one share of GTR Stock to the Fair Market Value of one share of GGD Stock as of such date. The number of votes to which each share of GMO Stock is entitled will also be adjusted on such dates to equal the ratio of the Fair Market Value of one share of GMO Stock to the Fair Market Value of one share of GGD Stock. "Fair Market Value" as of any date means the average of the daily closing prices as reported by the Nasdaq National Market (or the appropriate exchange on which such shares are traded) for the 20 consecutive trading days commencing on the 30th trading day prior to such date. In the event such closing prices are unavailable, Fair Market Value will be determined by the Genzyme Board.

         Certain matters as to which the holders of common stock are entitled to vote may involve a divergence or the appearance of a divergence in the interests of holders of each series of Genzyme common stock. If, when a stockholder vote is taken on any matter as to which a separate vote by each series is not required and the holders of any series of common stock would have more than the number of votes required to approve any such matter, the holders of that series would control the outcome of the vote on such matter, Holders of GGD Stock, GTR Stock and GMO Stock currently have approximately 91.1%, 7.7% and 1.2%, respectively, of the total voting power of Genzyme. As a result, on matters which are submitted to a vote of the common stockholders, the preferences of the holders of GGD Stock are likely to dominate and determine the outcome of such vote unless and until the relative number of shares outstanding and/or the market value of each series of Genzyme common stock materially changes.

         EXCHANGE OF GTR STOCK AND GMO STOCK. The Genzyme Board can, in its sole discretion, determine to exchange shares of GTR Stock and GMO Stock for cash or shares of GGD Stock (or any combination thereof) at a 30% premium over Fair Market Value of the GTR Stock or GMO Stock at any time. In addition, following a disposition of all or substantially all of the assets of GTR or GMO, the shares of GTR Stock or GMO Stock, as the case may be, are subject to mandatory exchange by Genzyme for cash and/or shares of GGD Stock at a 30% premium over Fair Market Value of such series of common stock as determined by the trading prices during a specified period prior to public announcement of the disposition. Consequently, holders of GTR Stock and GMO Stock may receive a greater or lesser premium for their shares than any premium paid by a third party buyer of all or substantially all of the assets of GTR or GMO. In addition, the right of the Genzyme Board to exchange shares of GTR Stock or GMO Stock at a 30% premium over the Fair Market Value of such shares does not preclude the Genzyme Board from making an offer to exchange such shares on terms other than those provided in the Genzyme Charter. Although any alternative offer would be subject to acceptance by the holders of the shares to be exchanged, such offer could be made on terms less favorable than those provided in the Genzyme Charter. Any exchange of shares for GGD Stock could be made at a time when the GGD Stock may be considered to be undervalued and, if such exchange is perceived as dilutive, the market price of GGD Stock may be adversely affected. See "Management and Accounting Policies Governing the Relationship of Genzyme Divisions -- Open Market Purchases of Shares of Common Stock" set forth in
Exhibit 99.1 to Genzyme's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "1997 Form 10-K").

         NO ADJUSTMENT TO LIQUIDATING DISTRIBUTIONS. In the event of a voluntary or involuntary dissolution, liquidation or winding up of the affairs of Genzyme (other than pursuant to a merger, business combination or sale of substantially all assets), holders of outstanding shares of each series of Genzyme common stock would receive the assets, if any, remaining for distribution to common stockholders on a per share basis in proportion to the respective per share liquidation units of such series. Currently, each share of GGD Stock has 100 liquidation units, each share of GTR Stock has 58 liquidation units and each share of GMO Stock has 25 liquidation units. Because the liquidation units will not be adjusted to reflect changes in the relative market value or performance of each of the divisions of Genzyme, the per share liquidating distribution to a holder of GGD Stock, GTR Stock or GMO Stock is not likely to correspond to the value of the assets of Genzyme General, GTR or GMO, respectively, at the time of a dissolution, liquidation or winding up of Genzyme.

         MANAGEMENT AND ACCOUNTING POLICIES TO CHANGE. The Genzyme Board has adopted certain management and accounting policies applicable to the preparation of the financial statements of the divisions of Genzyme, the allocation of corporate expenses, assets and liabilities, the reallocation of assets between divisions and other matters. These policies may, except as stated therein, be modified or rescinded at the sole discretion of the Genzyme Board without the approval of Genzyme's stockholders, subject to the Genzyme Board's fiduciary duty to all holders of Genzyme's capital stock. See "Management and Accounting Policies Governing the Relationship of Genzyme Divisions" set forth in Exhibit
99.1 to the 1997 Form 10-K.

         NON-COMPETE POLICY. The Genzyme Board has adopted a policy providing that the Company will not develop products and services outside of GTR or GMO that compete with products and services being developed or sold by GTR or GMO, other than through joint ventures in which GTR or GMO participate (the "Non-Compete Policy"). The scope of the Non-Compete Policy does not extend to the entire fields of tissue repair and oncology. Accordingly, the Company is currently developing oncology products outside of GMO that do not compete with products and services being developed or sold by GMO and, in the future, may develop additional oncology and tissue repair products and services outside of GMO and GTR, provided that such products and services do not compete with then-existing GMO or GTR products and services. See "Management and Accounting Policies Governing the Relationship of Genzyme Divisions" set forth in Exhibit
99.1 to the 1997 Form 10-K.

         USE OF TAX BENEFITS BY OTHER GENZYME DIVISIONS. Genzyme's management and accounting policies provide that, to the extent any division of Genzyme is unable to utilize its operating losses or other projected tax benefits to reduce its current or deferred income tax expense, such losses or benefits may be reallocated to another division on a quarterly basis for financial reporting purposes. Accordingly, although the actual payment of taxes is a corporate liability of Genzyme as a whole, separate financial statements will be prepared for each division and any losses that cannot be utilized by a division will be allocated among the profitable divisions rather than carried forward to reduce the future tax liability of the division generating such losses. This could result in a division (such as GTR and GMO currently) being charged a greater portion of the total corporate tax liability and reporting lower earnings after taxes in the future than would have been the case if such division had retained its losses or other benefits in the form of a net operating loss carryforward.

GENZYME CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


(Dollars in thousands)                                                                   DECEMBER 31,
----------------------                                                                   ------------
                                                                                     1997           1996
                                                                                     ----           ----
ASSETS
Current assets:
   Cash and cash equivalents .............................................       $  102,406       $   93,132
   Short-term investments ................................................           51,259           56,608
   Accounts receivable, net ..............................................          118,277          116,833
   Inventories ...........................................................          139,681          125,265
   Prepaid expenses and other current assets .............................           17,361          100,287
   Deferred tax assets - current .........................................           27,601           17,493
                                                                                 ----------       ----------
     Total current assets ................................................          456,585          509,618

Property, plant and equipment, net .......................................          385,348          393,839

Long-term investments ....................................................           92,676           38,215
Note receivable - related party ..........................................            2,019             --
Intangibles, net .........................................................          271,275          247,745
Deferred tax assets - noncurrent .........................................           29,479           42,221
Investment in equity securities...........................................           30,047           10,813
Other noncurrent assets...................................................           28,024           28,057
                                                                                 ----------       ----------
     Total assets.........................................................       $1,295,453       $1,270,508
                                                                                 ==========       ==========



The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Dollars in thousands)                                                                            DECEMBER 31,
----------------------                                                                            ------------
                                                                                             1997              1996
                                                                                             ----              ----
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable ............................................................       $    19,787        $    22,271
   Accrued expenses ............................................................            72,103             70,124
   Income taxes payable ........................................................            11,168             17,926
   Deferred revenue ............................................................             1,800              2,693
   Current portion of long-term debt and capital lease obligations .............               905                999
                                                                                       -----------        -----------
       Total current liabilities ...............................................           105,763            114,013

Noncurrent liabilities:
   Long-term debt and capital lease obligations ................................           140,978            241,998
   Convertible debentures, net .................................................            29,298               --
   Other noncurrent liabilities ................................................             7,364             12,188
                                                                                       -----------        -----------
       Total liabilities .......................................................           283,403            368,199

Commitments and contingencies (See Notes) ......................................

Stockholders' equity:
   Preferred Stock, $.01 par value, authorized 10,000,000 shares; no shares issued and outstanding
     Preferred Stock, Series A Junior Participating, $.01 par value,
      2,000,000 shares authorized; no shares issued and outstanding
     Preferred Stock, Series B Junior Participating, $.01 par value,
      400,000 shares authorized; no shares issued and outstanding
     Preferred Stock, Series C Junior Participating, $.01 par value,
      400,000 shares authorized; no shares issued and outstanding
   Common Stocks:
     Genzyme General Division Common Stock, $0.01 par value, 200,000,000 shares authorized; 77,692,550 and 75,537,300 issued and outstanding
      at December 31, 1997 and 1996, respectively ..............................               777                755
     Genzyme Tissue Repair Division Common Stock, $0.01 par value, 40,000,000 shares authorized; 19,941,193 and 13,161,500 issued and outstanding
      at December 31, 1997 and 1996, respectively ..............................               199                132
     Genzyme Molecular Oncology Division Common Stock, $0.01 par value,
      40,000,000 shares authorized; 3,909,908 and 0 issued and outstanding
      at December 31, 1997 and 1996, respectively ..............................                39               --
   Treasury common stock, at cost:
     Genzyme General Common Stock,106,358 and 105,941 shares at
      December 31, 1997 and 1996, respectively .................................              (901)              (890)
   Additional paid-in capital - Genzyme General ................................           895,340            871,020
   Additional paid-in capital - Genzyme Tissue Repair ..........................           170,430            122,385
   Additional paid-in capital - Genzyme Molecular Oncology .....................            34,517
   Accumulated deficit .........................................................           (76,346)           (89,975)
   Foreign currency translation adjustments ....................................           (12,449)              (745)
   Unrealized gains (losses) on investments ....................................               444               (373)
                                                                                       -----------        -----------
         Total stockholders' equity.............................................         1,012,050            902,309
                                                                                       -----------        -----------
         Total liabilities and stockholders' equity.............................       $ 1,295,453        $ 1,270,508
                                                                                       ===========        ===========


The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS


(Dollars in thousands)                                          FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------
                                                              1997             1996              1995
                                                              ----             ----              ----
Revenues
    Net product sales .................................    $ 529,927        $ 424,483        $ 304,373
    Net service sales .................................       67,158           68,950           52,450
    Revenues from research and development contracts:
     Related parties ..................................        8,356           23,011           26,758
     Other ............................................        3,400            2,310              202
                                                           ---------        ---------        ---------
         Total revenues................................      608,841          518,754          383,783

Operating costs and expenses:
    Cost of products sold .............................      206,028          155,930          113,964
    Cost of services sold .............................       47,289           54,082           35,868
    Selling, general and administrative ...............      200,476          162,264          110,447
    Research and development (including research and
     development related to contracts) ................       89,558           80,849           68,845
    Amortization of intangibles .......................       17,245            8,849            4,647
    Purchase of in-process research and development            7,000          130,639           14,216
    Restructuring charges .............................         --              1,465             --
                                                           ---------        ---------        ---------
         Total operating costs and expenses............      567,596          594,078          347,987
                                                           ---------        ---------        ---------

Operating income (loss) ...............................       41,245          (75,324)          35,796

Other income (expenses):
   Equity in net loss of unconsolidated affiliates ....      (12,258)          (4,360)          (1,810)
   Other ..............................................       (2,000)           1,711            1,608
   Investment income ..................................       11,409           15,341            8,814
   Interest expense ...................................      (12,667)          (6,990)          (1,109)
                                                           ---------        ---------        ---------
         Total other income (expenses).................      (15,516)           5,702            7,503
                                                           ---------        ---------        ---------

Income (loss) before income taxes .....................       25,729          (69,622)          43,299
Provision for income taxes ............................      (12,100)          (3,195)         (21,649)
                                                           ---------        ---------        ---------
Net income (loss) .....................................    $  13,629        $ (72,817)       $  21,650
                                                           =========        =========        =========


The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)


(Amounts in thousands, except per share data)                                   FOR THE YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------
                                                                              1997            1996            1995
                                                                              ----            ----            ----
ATTRIBUTABLE TO GENZYME GENERAL:

   Net income (loss) ...............................................       $ 57,026        $(47,513)       $ 34,823
   Tax benefit allocated from Genzyme Tissue Repair ................         17,666          17,011           8,857
   Tax benefit allocated from Genzyme Molecular Oncology............          2,755            --              --
                                                                           --------        --------        --------
      Net income (loss) attributable to GGD Stock ..................       $ 77,447        $(30,502)       $ 43,680
                                                                           ========        ========        ========
   Per Genzyme General common share-basic:
      Net income (loss) ............................................       $   1.01        $  (0.45)       $   0.79
                                                                           ========        ========        ========
      Weighted average shares outstanding ..........................         76,531          68,289          55,531
                                                                           ========        ========        ========
   Per Genzyme General common and common equivalent share - diluted:
      Net income (loss) ............................................       $   0.98        $  (0.45)       $   0.68
                                                                           ========        ========        ========
      Adjusted weighted average shares outstanding .................         78,925          68,289          63,967
                                                                           ========        ========        ========
ATTRIBUTABLE TO GENZYME TISSUE REPAIR:

   Net loss attributable to GTR Stock ..............................       $(45,984)       $(42,315)       $(22,030)
                                                                           ========        ========        ========
   Per GTR basic and diluted common share:
      Net loss .....................................................       $  (3.07)       $  (3.38)       $  (2.28)
                                                                           ========        ========        ========
      Weighted average shares outstanding ..........................         14,976          12,525           9,659
                                                                           ========        ========        ========
ATTRIBUTABLE TO GENZYME MOLECULAR ONCOLOGY:

   Net loss attributable to GMO Stock ..............................       $(19,578)       $ (1,003)       $   (464)
                                                                           ========        ========        ========
   Pro forma per GMO basic and diluted
      common share:
      Pro forma  net loss ..........................................       $  (5.01)       $  (0.26)       $  (0.12)
                                                                           ========        ========        ========
      Pro forma shares outstanding .................................          3,910           3,910           3,910
                                                                           ========        ========        ========


The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS


(Amounts in thousands)                                                                 FOR THE YEARS ENDED DECEMBER 31,
----------------------                                                         --------------------------------------------
                                                                                   1997            1996             1995
                                                                                   ----            ----             ----
OPERATING ACTIVITIES:
   Net income (loss) ...................................................       $  13,629        $ (72,817)       $  21,650
   Reconciliation of net income (loss) to net cash provided by operating activities:
      Depreciation and amortization ....................................          50,964           30,192           22,638
      Loss on disposal of fixed assets .................................           1,258              101              903
      Non-cash compensation expense ....................................           3,160              460            1,013
      Accrued interest/amortization on bonds ...........................            (900)           1,195             (355)
      Provisions for bad debts and inventory ...........................          14,580            9,759            8,336
      Purchase of in-process research and development ..................           7,000          130,639           14,216
      Deferred income taxes ............................................          (5,061)         (28,558)           4,428
      Accretion of debt conversion feature..............................           2,028             --               --
      Minority interest in net loss of subsidiaries ....................            --               --             (1,608)
      Equity in net loss of unconsolidated subsidiaries ................          12,258            4,360            1,810
      Other ............................................................             528           (1,558)           1,568
      Increase (decrease) in cash from changes in working capital net of acquired assets:
        Accounts receivable ............................................         (11,076)         (18,395)         (15,069)
        Inventories ....................................................         (29,299)         (41,609)         (18,827)
        Prepaid expenses and other current assets ......................         (10,062)            (527)          (1,680)
        Accounts payable, accrued expenses and deferred revenue ........          (9,333)          26,775            5,679
                                                                               ---------        ---------        ---------
        Net cash provided by operating activities ......................          39,674           40,017           44,702

INVESTING ACTIVITIES:
   Purchases of investments ............................................        (147,897)        (122,093)        (146,940)
   Maturities of investments ...........................................          81,185          207,399           57,055
   Purchases of property, plant and equipment ..........................         (29,309)         (63,802)         (49,988)
   Sale of property, plant and equipment ...............................             852             --               --
   Acquisitions, net of cash acquired and liabilities assumed ..........               9         (299,078)            (322)
   Additional investment in unconsolidated affiliates ..................         (13,993)          (5,511)          (4,428)
   Loans to affiliates .................................................          (4,601)          (1,676)            --
   Other ...............................................................          (1,419)          (7,470)          (1,265)
                                                                               ---------        ---------        ---------
        Net cash used by investing activities ..........................        (115,173)        (292,231)        (145,888)
FINANCING ACTIVITIES:
   Proceeds from issuance of common stock ..............................         156,036           41,556          223,139
   Proceeds from issuance of common stock by subsidiary ................            --               --              1,107
   Proceeds from issuance of debt ......................................          32,127          536,000             --
   Payments of long-term debt and capital lease obligations ............        (101,115)        (378,502)         (41,449)
                                                                               ---------        ---------        ---------
        Net cash provided by financing activities ......................          87,048          199,054          182,797

Effect of exchange rate changes on cash ................................          (2,275)           1,920             (781)
                                                                               ---------        ---------        ---------
Increase (decrease) in cash and cash equivalents .......................           9,274          (51,240)          80,830
Cash and cash equivalents at beginning of period .......................          93,132          144,372           63,542
                                                                               ---------        ---------        ---------
Cash and cash equivalents at end of period .............................       $ 102,406         $ 93,132        $ 144,372
                                                                               =========         ========        =========



The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)


(Amounts in thousands)                                                        FOR THE YEARS ENDED DECEMBER 31,
----------------------                                                        --------------------------------
                                                                              1997           1996          1995
                                                                              ----           ----          ----

Supplemental disclosures of cash flows:
Cash paid during the year for:
    Interest .........................................................       $ 9,811       $ 6,285       $ 9,944
    Income taxes .....................................................        18,887        14,149        19,581


Supplemental Disclosures of Non-Cash Transactions:
Acquisition liability -- Note C
Investment in unconsolidated affiliate -- Note H
Exercise of warrants - Note K
Debt conversion - Note J
Strategic financial provision -- Note B
GTR designated share dividend -- Note K

The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                  SHARES IN THOUSANDS                      DOLLARS IN THOUSANDS
                                                                  -------------------                      --------------------
                                                          1997           1996           1995          1997        1996       1995
                                                          ----           ----           ----          ----        ----       ----
COMMON STOCKS:

  GENZYME GENERAL DIVISION COMMON STOCK:
   Balance at beginning of year .................        75,537         62,372         52,894        $ 755        $ 624      $ 529
   Exercise of stock options ....................         1,750          1,371          1,916           18           13         19
   Issuance from employee stock purchase plan ...           367            291            286            4            3          3
   Exercise of warrants .........................            39          6,341            686         --             63          7
   Shares issued in public offering .............          --             --            5,750         --           --           58
   Issuance of GGD Stock in connection with
     conversion of convertible notes ............          --            3,782           --           --             38       --
   Issuance of GGD Stock in connection with
     acquisitions ...............................          --            1,380            840         --             14          8
                                                         ------         ------         ------        -----        -----      -----
   Balance at end of year .......................        77,693         75,537         62,372        $ 777        $ 755      $ 624
                                                         ======         ======         ======        =====        =====      =====

  GENZYME TISSUE REPAIR DIVISION COMMON STOCK:
   Balance at beginning of year .................        13,162         12,113          8,675        $ 132        $ 121      $  87
   Exercise of stock options ....................           206            124            122            2            1          1
   Issuance from employee stock purchase plan ...           281            325            270            2            3          3
   Exercise of warrants .........................          --              345             46         --              4       --
   Issuance of GTR Stock in connection with
     declared dividend of GTR Designated Shares .         2,292           --             --             23         --         --
   Shares issued in public offering .............         4,000           --            3,000           40         --           30
   Issuance of GTR Stock in connection with
    conversion of convertible notes .............          --              255           --           --              3       --
                                                         ------         ------         ------        -----        -----      -----
   Balance at end of year .......................        19,941         13,162         12,113        $ 199        $ 132      $ 121
                                                         ======         ======         ======        =====        =====      =====


  GENZYME MOLECULAR ONCOLOGY DIVISION COMMON STOCK:
   Balance at beginning of year .................          --             --             --          $ --         $--        $--
    Issuance of GMO Stock in connection with
      the acquisition of PharmaGenics ...........         3,910           --             --             39         --         --
                                                         ------         ------         ------        -----        -----      -----
   Balance at end of year .......................         3,910           --             --          $  39        $--        $--
                                                         ======         ======         ======        =====        =====      =====

TREASURY COMMON STOCK (AT COST):
  GENZYME GENERAL DIVISION COMMON STOCK:
   Balance at beginning of year .................          (106)          (106)          (100)       $(890)       $(882)     $(755)
   Purchases ....................................          --             --               (6)         (11)          (8)      (127)
                                                         ------         ------         ------        -----        -----      -----
   Balance at end of year .......................          (106)          (106)          (106)       $(901)       $(890)     $(882)
                                                         ======         ======         ======        =====        =====      =====

GENZYME CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (CONTINUED)

                                                                                              DOLLARS IN THOUSANDS
                                                                                              --------------------
                                                                                    1997               1996           1995
                                                                                    ----               ----           ----
ADDITIONAL PAID IN CAPITAL - GENZYME GENERAL:
  Balance at beginning of year ...........................................       $ 871,020        $ 616,096        $ 406,991
  Exercise of stock options ..............................................          28,518           13,870           27,903
  Issuance from employee stock purchase plan .............................           7,370            4,695            4,158
  Exercise of warrants ...................................................             855          106,101            6,257
  GGD Stock issued in public offering ....................................            --               --            141,218
  Issuance of GGD Stock in connection with conversion of convertible
    notes ................................................................            --            101,362             --
  Issuance of GGD Stock in connection with acquisitions ..................            --             36,508           23,813
  Callable Warrants issued in connection with acquisition of Neozyme II ..            --                469             --
  Allocation to Genzyme Tissue Repair for Designated Shares...............         (14,892)         (11,714)            --
  Allocation to Genzyme Molecular Oncology for Designated Shares..........          (2,886)            --               --
  Tax benefit from disqualified dispositions .............................           4,127            3,500            5,500
  Stock compensation expense .............................................           1,218              123              131
  Purchase of Treasury Stock .............................................              10               10              125
                                                                                 ---------        ---------        ---------
  Balance at end of year .................................................       $ 895,340        $ 871,020        $ 616,096
                                                                                 =========        =========        =========

ADDITIONAL PAID IN CAPITAL- GENZYME TISSUE REPAIR:
  Balance at June 18, 1997 ...............................................       $ 122,385        $ 107,934        $  63,573
  Exercise of stock options ..............................................             705              539              240
  Issuance from employee stock purchase plan .............................           1,729            1,893              980
  Exercise of warrants ...................................................           --                  (4)              (3)
  Issuance of GTR Stock in public offering ...............................          28,997             --             42,262
  Issuance of GTR Stock in connection with conversion of Genzyme's 6 3/4%
  convertible subordinated notes .........................................           --                  (3)            --
  Issuance of GTR Stock in connection with declared dividend of GTR
     Designated Shares ...................................................             (23)            --               --
  Value of debt conversion feature .......................................           1,524             --               --
  Allocation from Genzyme General for Designated Shares...................          14,892           11,714             --
  Stock compensation expense .............................................             221              312              882
                                                                                 ---------        ---------        ---------
  Balance at end of year .................................................       $ 170,430        $ 122,385        $ 107,934
                                                                                 =========        =========        =========
ADDITIONAL PAID IN CAPITAL- GENZYME MOLECULAR ONCOLOGY:
  Balance at June 18, 1997 ...............................................       $    --
  Issuance of GMO Stock in connection with the acquisition of PharmaGenics          27,330
  Sale of warrants .......................................................             724
  Value of debt conversion feature .......................................           3,530
  Allocation from Genzyme General for Designated Shares...................           2,886
  Stock compensation expense .............................................              47
                                                                                 ---------
  Balance at end of year .................................................       $  34,517
                                                                                 =========

ACCUMULATED DEFICIT
  Balance at beginning of year ...........................................       $ (89,975)       $ (17,158)       $ (38,808)
  Net income (loss) ......................................................          13,629          (72,817)          21,650
                                                                                 ---------        ---------        ---------
  Balance at end of year .................................................       $ (76,346)       $ (89,975)       $ (17,158)
                                                                                 =========        =========        =========

FOREIGN CURRENCY TRANSLATION ADJUSTMENTS:
  Balance at beginning of year ...........................................       $    (745)       $  (3,590)       $  (4,915)
  Translation adjustments ................................................         (11,704)           2,845            1,325
                                                                                 ---------        ---------        ---------
  Balance at end of year .................................................       $ (12,449)       $    (745)       $  (3,590)
                                                                                 =========        =========        =========

UNREALIZED GAINS (LOSSES) ON INVESTMENTS:
  Balance at beginning of year ...........................................       $    (373)       $   2,062        $  (7,735)
  Adjustments ............................................................             817           (2,435)           9,797
                                                                                 ---------        ---------        ---------
  Balance at end of year .................................................       $     444        $    (373)       $   2,062
                                                                                 =========        =========        =========



The accompanying notes are an integral part of these consolidated financial statements.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Genzyme Corporation is a global diversified human healthcare business with product development, manufacturing and marketing capabilities in therapeutic products, surgical products, diagnostics, tissue repair and molecular oncology.

BASIS OF PRESENTATION
The consolidated financial statements of Genzyme include the balance sheets, results of operations and cash flows of Genzyme's therapeutic products, surgical products, diagnostics, tissue repair, molecular oncology and corporate operations during the periods presented.

The approval effective December 16, 1994 (the "Effective Date") by the stockholders of Genzyme of the Genzyme Stock Proposal as described in Genzyme's Prospectus/Proxy Statement dated November 10, 1994 resulted in the redesignation of Genzyme's common stock. The outstanding shares of Genzyme common stock were redesignated as GGD Stock and a second class of common stock, designated as GTR Stock was distributed on the basis of .135 of one share of GTR Stock for each share of Genzyme's common stock. The merger of PharmaGenics with and into Genzyme was consummated on June 18, 1997. In connection with the merger, Genzyme established Genzyme Molecular Oncology, a new division of Genzyme, which consists of all of PharmaGenics's business, several programs previously allocated to Genzyme General in the area of molecular oncology and Genzyme's rights under agreements with third parties relating to gene therapies for the treatment of cancer. (See Note C., "Acquisitions" below). Contemporaneous with the Merger, the Genzyme stockholders also approved the amendment and restatement of the Genzyme Charter redesignating the GGD Stock and GTR Stock as a separate series of a single class of common stock with substantially the same features as the existing GGD Stock and GTR Stock and authorizing the designation of the GMO Stock. GGD Stock, GTR Stock and GMO Stock provide stockholders with separate securities which are intended to reflect the performance of Genzyme General, GTR, and GMO, respectively.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its majority and wholly-owned subsidiaries. Investments in companies and joint ventures in which the Company has a substantial ownership interest (20% to 50%), or in which the Company participates in policy decisions are accounted for using the equity method. Accordingly, the Company's share of the earnings of these entities is included in consolidated net income. Investments of less than 20% are reported at fair value (see Note H., "Investments" below). All significant intercompany items and transactions have been eliminated in consolidation. Certain items in the consolidated financial statements for the years ended December 31, 1995 and 1996 have been reclassified to conform with the December 31, 1997 presentation.

FINANCIAL INFORMATION

The Company prepares separate financial statements for Genzyme General, GTR and GMO in addition to consolidated financial statements of the Company. Although the financial statements of Genzyme General, GTR and GMO separately report the assets, liabilities and stockholders' equity of Genzyme attributable to each such division, such attribution of assets and liabilities (including contingent liabilities) and stockholders' equity among Genzyme General, GTR and GMO does not affect legal title to such assets or responsibility for such liabilities. Holders of GGD Stock, GTR Stock and GMO Stock are holders of common stock of Genzyme and continue to be subject to all the risks associated with an investment in Genzyme and all of its businesses and liabilities. Liabilities or contingencies of Genzyme General, GTR or GMO could affect the results of operations and financial condition of the other divisions.

DIVIDEND POLICY

The Company has never paid any cash dividends on shares of its capital stock. Genzyme currently intends to retain its earnings to finance future growth and therefore does not anticipate paying any cash dividends on Genzyme Common Stock in the foreseeable future.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

FINANCIAL INSTRUMENTS
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, current and non-current investments and accounts receivable. The Company generally invests its cash investments in investment-grade securities to mitigate risk.

UNCERTAINTIES
The Company is subject to risks common to companies in the biotechnology industry, including the Company's ability to successfully complete preclinical and clinical development and obtain timely regulatory approval and patent and other proprietary rights protection of its products and services, (ii) decisions, and the timing of decisions, made by the U.S. Food and Drug Administration (the "FDA") and other agencies regarding the indications for which the Company's products may be approved, (iii) the accuracy of the Company's estimates of the size and characteristics of markets to be addressed by the Company's products and services, (iv) market acceptance of the Company's products and services, (v) the Company's ability to obtain reimbursement for its products from third-party payers, where appropriate, and (vi) the accuracy of the Company's information concerning the products and resources of competitors and potential competitors.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents, consisting principally of money market funds and municipal notes purchased with initial maturities of three months or less, are valued at cost plus accrued interest, which approximates market.

INVESTMENTS
Short-term investments include all investments with remaining maturities of twelve months or less. Long-term investments include all investments with remaining maturities greater than twelve months. The Company classifies its equity investments as available-for-sale and its investments in debt securities as either held-to-maturity or available-for-sale based on facts and circumstances present at the time the investments are purchased. As of December 31, 1997 and 1996, the Company classified all investments in debt and equity securities as available-for-sale.

Available-for-sale investments are reported at fair value as of the balance sheet date with unrealized holding gains and losses (the adjustment to fair value) included in Stockholders' equity. If the adjustment to fair value reflects a decline in the value of the investment, management considers all available evidence to evaluate the extent to which the decline is "other than temporary" and marks the investment to market through a charge to the income statement.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of investments is obtained from market quotations and is disclosed in Note H., "Investments" below. The fair value of foreign currency forward contracts is based on forward rates in effect at the balance sheet date and is disclosed below (see -- Hedging). There were no foreign currency forward contracts outstanding at December 31, 1997.

INVENTORIES
Inventories are valued at the lower of cost (first-in, first-out method) or market.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost. On disposal, the related cost and accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is included in the results of operations. Provision for depreciation is generally computed using the straight-line method over the estimated useful lives of the assets (three to ten years for plant and equipment, five to seven years for furniture and fixtures, and 20 to 40 years for buildings). Certain specialized manufacturing equipment and facilities allocated to Genzyme General (with a net book value of $169.9 million at December 31, 1997) is depreciated over its remaining useful life using the units-of-production method. The remaining life and recoverability of such equipment is evaluated periodically based on the appropriate facts and circumstances. Leasehold improvements are amortized over the lesser of the useful life or the term of the respective lease. For products expected to be commercialized, the Company capitalizes, to construction in-progress, the costs of manufacturing process validation and optimization incurred beginning when the product is deemed to have demonstrated technological feasibility and ending when the asset is substantially complete and ready for its intended use. Qualified costs include incremental labor and direct material, and incremental fixed overhead and interest. These costs are depreciated using the units of production method.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



INTANGIBLES
Intangible assets consist of goodwill, covenants not to compete, customer lists, patents, trademarks, trade-names and technology rights and are being amortized using the straight-line method over useful lives of three to forty years. Management's policy regarding intangible assets is to evaluate the recoverability of its intangible assets when the facts and circumstances suggest that these assets may be impaired. Evaluations consider factors including operating results, business plans, economic projections, strategic plans and market emphasis. Evaluations also compare expected cumulative, undiscounted operating incomes or cash flows with net book values of related intangible assets. Unrealizable intangible asset values are charged to operations if these evaluations indicate an impairment in value. Accumulated amortization of intangibles were $43.3 million and $26.2 million as of December 31, 1997 and 1996.

TRANSLATION OF FOREIGN CURRENCIES
The financial statements of the Company's foreign subsidiaries are translated from local currency into U.S. dollars using the current exchange rate at the balance sheet date for assets and liabilities and the average exchange rate prevailing during the period for revenues and expenses. The local currency for all Company foreign subsidiaries is considered to be the functional currency for each entity and accordingly, translation adjustments for these subsidiaries are included in Stockholders' equity. Exchange gains and losses on intercompany balances of a long-term investment nature are also recorded as a charge or credit to Stockholder's equity.

Transaction gains and losses are recorded in income and totaled net losses of $0.3, $0.9 million and $0.8 million for the years ended December 31, 1997, 1996 and 1995, respectively.

HEDGING
   FORWARD CONTRACTS
   From time to time, the Company enters into forward contracts to reduce foreign currency exchange risk. Such contracts are revalued using current exchange rates at the balance sheet date. All gains and losses on revaluation of forward contracts are included in net income. At December 31, 1997 the Company had no currency contracts outstanding and at December 31, 1996, had currency contracts valued at approximately $0.9 million. Related gains and losses were not material to the financial statements.

INTEREST RATE HEDGE AGREEMENTS
   Interest rate hedge agreements are used to reduce interest rate risks and costs inherent in the Company's debt portfolio. The Company enters into these agreements to change the fixed/variable interest rate mix of the portfolio to reduce the Company's aggregate risk to movements in interest rates. The Company does not hold or issue derivative financial instruments for trading purposes. The differentials to be received or paid under contracts designated as hedges are recognized in income over the life of the contracts as adjustments to interest expense. The fair values of interest rate contracts are estimated based on the estimated amount necessary to terminate the agreements.

REVENUE RECOGNITION
Revenues from product sales are recognized when goods are shipped and are net of third party contractual allowances and rebates, as applicable. Revenues from service sales are recognized when the service procedures have been completed or applicable milestones have been achieved. Revenues from research and development contracts are recognized over applicable contractual periods as specified by each contract and as costs related to the contracts are incurred.

RESEARCH AND DEVELOPMENT
Research and development costs are expensed in the period incurred. Costs of purchased technology which management believes has not demonstrated technological feasibility and for which there is no alternative future use are charged to expense in the period of purchase.

ISSUANCE OF STOCK BY A SUBSIDIARY
Gains on the issuance of stock by a subsidiary are included in net income unless the subsidiary is a research and development, start-up or development stage company or an entity whose viability as a going concern is under consideration. In those situations the Company accounts for the change in its proportionate share of subsidiary equity resulting from the additional equity raised by the subsidiary as an equity transaction.

                       GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INCOME TAXES
The Company uses the asset and liability method of accounting for deferred income taxes. The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The Company has not provided for possible U.S. taxes on the undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely. At December 31, 1997, such undistributed foreign earnings were approximately $4.0 million.
Based on the Company's policy of indefinite reinvestment in non-US operations, it is not currently practicable to determine the tax liability associated with the repatriation of those earnings.

NET INCOME (LOSS) PER SHARE
Net income (loss) per share attributable to Genzyme General, GTR and GMO give effect to the management and accounting policies adopted by the Genzyme Board in connection with the redesignation of Genzyme common stock as GGD Stock and the creation of GTR Stock and GMO Stock and are reported in lieu of consolidated per share data. The Company computes net income (loss) per share for each division by dividing the earnings attributable to each series of stock by the weighted average number of shares of that stock outstanding during the period for basic earnings per share and by the weighted average shares of that stock plus other potentially dilutive securities outstanding during the applicable period for diluted earnings per share. Earnings (loss) attributable to GGD Stock, GTR Stock and GMO Stock equal the respective division's net income or loss for the relevant period determined in accordance with generally accepted accounting principles in effect at such time, adjusted by the amount of tax benefits allocated to or from the division pursuant to the management and accounting policies adopted by the Genzyme Board.

In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings per Share" ("SFAS 128"). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted net income per share is very similar to the previously reported fully diluted earnings per share except that the new treasury stock method used in determining the dilutive effect of options uses the average market price for the period rather than the higher of the average market price or the ending market price. All net income
(loss) per common share amounts have been restated to conform to SFAS 128 requirements.

         The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):


                                                     1997           1996            1995
                                                     ----           ----            ----
GENZYME GENERAL
 Net income (loss) attributable to GGD Stock
    -basic and diluted (1) ..................      $ 77,447       $(30,502)       $ 43,680
                                                   ========       ========        ========
 Shares used in net income per common
   share-basic ..............................        76,531         68,289          55,531
 Effect of dilutive securities:
 Employee and director stock options ........         2,387              -           2,757
 Warrants ...................................             7              -           1,897
 6 3/4% convertible subordinated notes (1) ..             -              -           3,782
                                                   --------       --------        --------
 Dilutive potential common shares (2) .......         2,394              -           8,436
                                                   --------       --------        --------
 Shares used in net income per common
   share-diluted (1,2) ......................      $ 78,925       $ 68,289        $ 63,967
                                                   ========       ========        ========

 Net income (loss) per common share
   - basic (1) ..............................      $   1.01       $  (0.45)       $   0.79
                                                   ========       ========        ========

 Net income (loss) per common share
   - diluted (1,2) ..........................      $   0.98       $  (0.45)       $   0.68
                                                   ========       ========        ========

-------------------------
(1) In March 1996, $100.0 million of 6 3/4% convertible subordinated notes issued by Genzyme in October 1991 were converted into approximately 3,782,000 shares of GGD Stock and 2,553 shares of GTR Stock. For the diluted EPS calculation in 1995, no adjustment to Genzyme General's net income is required in assuming the conversion of the notes as of January 1, 1995 because substantially all of interest costs incurred on the notes were capitalized.

(2) In computing diluted EPS for 1996, exercise of approximately 6,506,000 options and 35,000 warrants are not assumed as the result would be antidilutive due to Genzyme General's net loss.

          Options to purchase approximately 5,921,000 shares of GGD Stock in 1997, 3,824,000 shares in 1996, and 2,837,000 shares of stock in 1995 were outstanding during the years then ended but were not included in the year-to-date calculation of diluted income per share because the options' exercise price was greater than the average market price of the common shares during those periods. Warrants to purchase 40,000 shares of GGD stock exercisable as of July 31, 1997 were not included in the year-to-date calculation of diluted income per share because the exercise price of the warrants was greater than the average market price of the common shares during the year.

GENZYME TISSUE REPAIR

          The following table sets forth the computation of basic and diluted earnings per share:


(Amounts in thousands, except per share amounts)                 December 31,
-----------------------------------------------------------------------------------------
                                                     1997          1996           1995
                                                  --------       --------       --------
Net loss for basic and diluted weighted
  average shares outstanding....................  $(45,984)      $(42,315)      $(22,030)

Basic and diluted weighted average shares
  outstanding...................................    14,976         12,525          9,659

Net loss per common share -
  basic and diluted ............................  $  (3.07)      $  (3.38)      $  (2.28)


          During the years ended December 31, 1997, 1996, and 1995, certain securities which were not included in the computation of diluted earnings per share because they would have an anti-dilutive effect due to the net loss for the years, were as follows: (i) options to purchase approximately 2,777,000, 2,574,000 and 1,985,000 shares of GTR Stock with a price range of $4.84-$12.88 per share; (ii) 885,000, 1,794,000 and 1,287,000 GTR Designated shares issuable for the benefit of Genzyme General; (iii) debentures convertible into 1,772,000 shares of GTR Stock computed as of December 31, 1997.


GENZYME MOLECULAR ONCOLOGY

          The following table sets forth the computation of basic and diluted earnings per share:


(Amounts in thousands, except per share amounts)                 December 31,
-----------------------------------------------------------------------------------------
                                                     1997          1996           1995
                                                  --------       --------       --------
Net loss for basic and diluted weighted
  average shares ...............................  $(19,578)      $ (1,003)      $   (464)

Basic and diluted weighted average shares
  outstanding...................................     3,910          3,910          3,910

Pro forma net loss per common share -
  basic and diluted.............................  $  (5.01)      $  (0.26)      $  (0.12)


          During the year ended December 31, 1997, certain securities which were not included in the computation of diluted earnings per share because they would have an anti-dilutive effect due to the net loss for the year were as follows: (i) options to purchase approximately 826,000 shares of GMO Stock at $7.00 per share; (ii) warrants to purchase 10,000 shares of GMO Stock at $8.04 per share; (iii) debentures convertible into 3,476,000 shares of GMO Stock; and
(iv) 6,000,000 GMO Designated Shares issuable for the benefit of Genzyme General. During the years ended December 31, 1996 and 1995, there were no securities outstanding to be considered in this calculation.

ACCOUNTING FOR STOCK-BASED COMPENSATION
The Company has elected the disclosure-only alternative permitted under SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company has disclosed herein pro forma net income and pro forma earnings per share in the footnotes using the fair value based method for fiscal 1997, 1996 and 1995.

NEW ACCOUNTING PRONOUNCEMENTS
In June 1997, the FASB issued SFAS Nos. 130 and 131, "Reporting Comprehensive Income" ("SFAS 130") and "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), respectively (collectively, the "Statements"). The Statements are effective for fiscal years beginning after December 15, 1997. SFAS 130 establishes standards for reporting of comprehensive income and its

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

components in annual financial statements. SFAS 131 establishes standards for reporting financial and descriptive information about an enterprise's operating segments in its annual financial statements and selected segment information in interim financial reports. Reclassification or restatement of comparative financial statements or financial information for earlier periods is required upon adoption of SFAS 130 and SFAS 131, respectively. Application of SFAS 130 will have no impact on Genzyme's consolidated financial position, results of operations or earnings per share data as currently reported or the combined financial position, results of operations or earnings per share data as currently reported for Genzyme General, GTR or GMO. The impact of adoption of SFAS 131 on the Company's disclosures is being evaluated.

In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits ("SFAS 132"). SFAS 132 effective for fiscal years beginning after December 15, 1997. Genzyme has not assessed the impact of the Statement on its financial statement disclosures.

NOTE B.  STRATEGIC FINANCIAL PROVISIONS

In the fourth quarter of 1997, Genzyme recorded $29.2 million of charges mainly associated with its Pharmaceutical and Surgical Products businesses and the sale of GDI, which was sold in 1996. The Pharmaceutical business will now focus on products that are more consistent with Genzyme's long-term business strategy of moving towards higher-value products and away from fine chemical and bulk pharmaceuticals. This change in strategy resulted in a $18.1 million charge to cost of products sold primarily related to the melatonin, bulk pharmaceuticals and fine chemical product lines which are being discontinued. In addition, Genzyme recorded charges of $5.5 million to cost of products sold and $3.5 million to SG&A expense primarily related to the manufacturing and selling of the Sepracoat product line, which an advisory panel of the U.S. Food and Drug Administration ("FDA") recommended against granting market approval of this product in 1997. Genzyme also recorded a $2.0 million charge to other expense related to the uncertainty of collection on certain notes receivable.


NOTE C.  ACQUISITIONS

ACQUISITIONS
The Company allocates all acquisitions to either Genzyme General, GTR or GMO depending on the nature of the acquired business.

      ALLOCATED TO GENZYME GENERAL:

      NEOZYME II CORPORATION On October 28, 1996, Genzyme completed its tender offer for the outstanding units (the "Units") of Neozyme II, each Unit consisting of (i) one share of Neozyme II Callable Common Stock ("Callable Common Stock"), and (ii) one callable warrant (the "Neozyme II Callable Warrants") to purchase two shares of GGD Stock and 0.135 share of GTR Stock, for $45.00 per Unit in cash. A total of 2,385,686 Units, or 98.8%, were tendered and accepted for payment resulting in payment of $107.4 million.

      On December 6, 1996, Neozyme II was merged with and into a wholly-owned subsidiary of Genzyme and, as a result of the merger, all outstanding shares of Callable Common Stock (other than shares held by Genzyme and its subsidiaries) were cancelled and converted into the right to receive $29.00 in cash per share, for an aggregate merger consideration of $0.9 million. The Neozyme II Callable Warrants included in the untendered Units separated from the shares of Callable Common Stock converted in the merger, and accordingly, 29,314 of such warrants became exercisable on December 6, 1996. The Neozyme II Callable Warrants have an exercise price of $44.202 per share and will expire on December 31, 1998. The aggregate purchase price of Neozyme II was $111.3 million and consisted of $108.2 million of cash, warrants valued at $0.5 million and acquisition costs of $2.6 million.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The acquisition was accounted for as a purchase. The excess purchase price was allocated to Neozyme II's only remaining assets which were technologies still in the development stage. These technologies consisted of specific programs for the treatment of cystic fibrosis and have no alternative future use. Accordingly, the statement of operations for the year ended December 31, 1996 reflects a $106.5 million charge for in-process technology and a related deferred tax benefit of $21.7 million which were recorded upon consummation of the acquisition.

     DEKNATEL SNOWDEN PENCER, INC.
     On July 1, 1996, Genzyme completed the acquisition of DSP, a privately held surgical products company. The purchase price of $252.2 million consisted of cash of approximately $192.0 million, acquisition costs of approximately $4.6 million and debt obligations of DSP of approximately $55.6 million. The acquisition was accounted for as a purchase. The excess of the purchase price over the fair market value of the net assets acquired, approximately $130.8 million, was allocated to goodwill to be amortized over 40 years. Funds for the acquisition, the repayment of the debt and the payment of the acquisition costs were provided by borrowings of $200.0 million under a revolving credit facility from Fleet National Bank.

     The purchase price was allocated to the assets and liabilities of DSP based on their estimated respective fair values on the date of acquisition. Completed technology that has reached technological feasibility was valued using a risk adjusted cash flow model under which future cash flows were discounted, taking into account risks related to existing and future markets and assessments of the life expectancy of the completed technology. In-process technology that has not reached technological feasibility and that has no alternative future use was valued using the same method. Expected future cash flows associated with in-process technology are discounted considering risks and uncertainties related to viability of and to the potential changes in future target markets and to the completion of the products expected to be ultimately marketed by Genzyme. The amount allocated to in-process technology of $24.2 million was charged to operations in July 1996 upon completion of the acquisition. The Company incurred restructuring charges of $0.5 million related to this acquisition.

     GENETRIX, INC.
     On May 1, 1996, the Company acquired Genetrix, a privately held genetic testing laboratory based in Phoenix, Arizona, in a tax-free exchange of GGD Stock. In the aggregate, approximately 1,380,000 shares of GGD Stock valued at approximately $36.5 million were issued for all the outstanding shares of Genetrix preferred stock and Genetrix common stock. The acquisition was accounted for as a purchase. The purchase price was allocated to the assets and liabilities of Genetrix based on their respective estimated fair values at the date of acquisition. The excess of the purchase price over the fair market value of the net assets acquired, approximately $39.0 million, was allocated to goodwill to be amortized over 15 years. The Company incurred restructuring charges of $1.0 million related to closings of laboratories made redundant by the acquisition.

     IG LABORATORIES, INC.
     IG was an approximately 70%-owned subsidiary for the period from January 1, 1995 through October 1, 1995. In October 1995, Genzyme acquired the publicly-held minority interest in IG by issuing approximately 770,510 shares of GGD Stock, valued at approximately $22.5 million. The acquisition was accounted for as a purchase. The excess of the purchase price over the fair market value of the net assets acquired, approximately $18.6 million, was allocated $14.2 million to in-process research and development and charged to operations, and $4.4 million to goodwill to be amortized over 11 years. Pro forma information is not presented since the impact of the acquisition on financial statement periods prior to the acquisition is not material.


   ALLOCATED TO GENZYME MOLECULAR ONCOLOGY:
     PHARMAGENICS, INC.
     The merger of PharmaGenics with and into Genzyme (the "Merger") was consummated on June 18, 1997.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     As compensation to Genzyme General for its contribution to GMO, 6,000,000 shares of GMO Stock have been reserved for issuance at the discretion of the Genzyme Board for the benefit of Genzyme General or its stockholders ("GMO Designated Shares"). (See Note K., "Stockholder's Equity - GMO Designated Shares" below).

     The aggregate purchase price of $27.4 million (net of $0.6 million which represents the fees payable by PharmaGenics in connection with the merger), plus acquisition costs of $2.6 million and assumed liabilities of $5.4 million has been allocated to the acquired tangible and intangible assets based on their respective fair values (amounts in thousands):


     Property, plant & equipment ..............................       $    208
     Other assets .............................................             50
     Completed technology rights (to be amortized over 3 years)         20,000
     Goodwill (to be amortized over 3 years) ..................         15,729
     Deferred tax liability (to be amortized over 3 years) ....         (7,600)
     In-process technology ....................................          7,000
                                                                      --------
                                                                      $ 35,387
                                                                      ========

     Accumulated amortization of the completed technology rights and goodwill was $5,127,000 as of December 31, 1997.

     The $7.0 million allocated to in-process technology represents the value assigned to PharmaGenics's programs which are still in the development stage and for which there is no alternative use. The value assigned to these programs (both complete and in-process) has been determined by selecting the maximum anticipated value of these programs, as provided by an independent valuation of the PharmaGenics business, based on comparable technologies. The amount allocated to in-process technology was charged to operations in June 1997, the period in which the merger was consummated.

     The deferred tax liability of $7.6 million results from the temporary difference between the book and tax basis of the completed technology computed at a 38.0% incremental tax rate.

     As of the date of the Merger, PharmaGenics had borrowed $2.5 million from Genzyme under a credit facility (the "PharmaGenics Note") which Genzyme had made available to PharmaGenics to fund PharmaGenics's documented operating costs. Upon consummation of the Merger, the PharmaGenics Note became a liability allocated to GMO and the $2.5 million of outstanding principal is considered an intracompany loan by Genzyme General to GMO bearing interest at 6% per annum and maturing on February 10, 2002 and convertible at any time prior thereto, at the Genzyme Board's option, into GMO Designated Shares. See Note K., "Stockholder's Equity - GMO Designated Shares" below. Pro forma information is not presented since the impact of the acquisition on financial statement periods prior to the acquisition is not material.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma information presents the results of operations of Genzyme for the years ended December 31, 1997 and 1996 as if the acquisitions of Genetrix, DSP, Neozyme II and PharmaGenics had been consummated as of the beginning of the periods presented. This pro forma information does not purport to be indicative of what would have occurred had the acquisitions been made as of those dates or of results that may occur in the future. The pro forma financial information does not include charges for in-process technology of (i) $24.2 million and $106.5 million related to the DSP and Neozyme II acquisitions, respectively in 1996 and (ii) $7.0 million related to the acquisition of PharmaGenics in 1997, all of which were recognized as expense upon consummation of each acquisition.


                                                                      YEARS ENDED DECEMBER 31,
                                                                    ----------------------------
   (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                     1997             1996
   ------------------------------------------------                 -----------       ----------
   Pro forma revenues ..........................................     $608,916          $565,004
   Pro forma net income ........................................        7,667             9,668

   Pro forma net income attributable to GGD Stock ..............      $77,447           $65,146

     Pro forma net income per Genzyme
       General common share - basic ............................        $1.01             $0.95
                                                                       ======            ======
     Weighted average shares outstanding .......................       76,531            68,289
                                                                       ======            ======

     Pro forma net income per Genzyme
       General common and common equivalent share - diluted ....        $0.98             $0.88
                                                                       ======            ======
     Adjusted weighted average shares outstanding ..............       78,925            73,704
                                                                       ======            ======

   Pro forma net loss attributable to GMO Stock ................     $(26,091)         $(15,113)
     Pro forma net loss per GMO common share -
       basic and diluted .......................................       $(6.67)           $(3.87)
                                                                       ======            ======
     Weighted average shares outstanding .......................        3,910             3,910
                                                                       ======            ======



NOTE D.  OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS
Off-balance-sheet financial instruments represent various degrees and types of risk to Genzyme, including credit, interest rate and liquidity risk.

In the normal course of business, Genzyme enters into interest rate swap contracts to hedge its interest rate risk related to its variable rate notes payable. The notional amount of interest rate contracts is the amount upon which interest and other payments under the contract are based.

Interest rate swaps generally involve the exchange of fixed and variable interest payments between two parties based on a common notional principal amount and maturity date. The primary risks associated with interest rate swaps are the exposure to movements in interest rates and the ability of counterparties to meet the terms of the contract.

At December 31, 1997, Genzyme had one swap agreement with a notional value of approximately $100.0 million. The agreement matures in 1998.


NOTE E.  ACCOUNTS RECEIVABLE AND INTANGIBLE ASSETS

Genzyme's trade receivables primarily represent amounts due from healthcare service providers and companies and institutions engaged in research, development or production of pharmaceutical and biopharmaceutical products. Genzyme performs ongoing credit evaluations of its customers and generally does not require collateral. Accounts receivable are stated at fair value after reflecting the allowance for doubtful accounts of $12.1 million and $16.5 million at December 31, 1997 and 1996, respectively.

As of December 31, 1997 and 1996 accumulated amortization of intangible assets was $43.3 million and $26.2 million, respectively.


NOTE F.  INVENTORIES
Inventories at December 31 consist of the following:

             (DOLLARS IN THOUSANDS)         1997           1996
             ----------------------         ----           ----
             Raw materials ............   $ 48,392       $ 30,379
             Work-in-process ..........     31,994         38,203
             Finished products ........     59,295         56,683
                                          --------       --------
                                          $139,681       $125,265
                                         =========      =========

NOTE G.  PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment at December 31 include the following

             (DOLLARS IN THOUSANDS)                     1997             1996
             ----------------------                     ----             ----
             Plant and equipment ....................$ 249,718        $ 217,594
             Land and buildings .....................  141,020          122,843
             Leasehold improvements .................   65,672           58,215
             Furniture and fixtures .................   15,364           14,714
             Construction in-progress ...............   24,953           69,286
                                                     ---------        ---------
                                                       496,727          482,652
             Less accumulated depreciation .......... (111,379)         (88,813)
                                                     ---------        ---------
             Property, plant and equipment, net..    $ 385,348        $ 393,839
                                                    ==========       ==========

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Depreciation and amortization expense was $33.5 million, $23.1 million and $18.0 million in 1997, 1996 and 1995, respectively.

The Company attributes its fixed assets to Genzyme General, GTR or GMO based on use.

The Company has completed construction of the Company's mammalian cell production facility at Allston Landing in Boston, Massachusetts to produce a recombinant form of Ceredase(R) enzyme and other products. The Company has capitalized approximately $154.1 million of expenditures related to this building and approximately $64.3 million of gross process validation and optimization costs related to this and other manufacturing facilities. In 1997, 1996 and 1995, the Company capitalized approximately $0.5 million, $2.2 million and $9.0 million of interest costs, respectively, relating to this and other facility construction. The Company began depreciating this facility in July 1996 using the units of production method of depreciation. Depreciation expense for 1997 and 1996 related to this facility was $6.1 million and $1.7 million, respectively.

NOTE H.  INVESTMENTS

Consolidated investments in marketable securities at December 31 consisted of the following:

                                          1997                        1996
                                  --------------------       ----------------------
                                                MARKET                       MARKET
(DOLLARS IN THOUSANDS)             COST         VALUE          COST          VALUE
----------------------             ----         -----          ----          -----
Short Term:
   Certificates of deposit       $  --         $  --         $ 1,882       $ 1,882
   Corporate notes .......        51,280        51,259        54,732        54,726
                                 -------       -------       -------       -------
                                 $51,280       $51,259       $56,614       $56,608
                                 =======       =======       =======       =======
Long Term:
   Corporate notes .......       $70,981       $70,921       $16,481       $16,485
   U.S. Treasury notes ...        21,667        21,755        22,010        21,730
                                 -------       -------       -------       -------
                                 $92,648       $92,676       $38,491       $38,215
                                 =======       =======       =======       =======
Equity securities ........       $29,609       $30,047       $10,905       $10,813
                                 =======       =======       =======       =======

REALIZED AND UNREALIZED GAINS AND LOSSES ON MARKETABLE SECURITIES AND EQUITY INVESTMENTS
Investment income for 1997, 1996 and 1995 includes gross realized losses of $2,000, $47,000 and $110,000 respectively. Gross realized gains included in investment income for 1995 were $1.4 million. The realized gain on the investment in Nabi was reported as a separate line item in the Company's statement of operations for 1996.

Gross unrealized holding losses of $3.0 million and unrealized holding gains of $3.4 million were recorded at December 31, 1997 in Stockholders' equity as compared to unrealized holding losses of $2.7 million and unrealized holding gains of $2.3 million at December 31, 1996.


Information regarding the range of contractual maturities of investments in debt securities at December 31, 1997 and 1996 is as follows:

                                               1997                         1996
                                     --------------------         ----------------------
                                                      MARKET                      MARKET
(DOLLARS IN THOUSANDS)                  COST          VALUE          COST         VALUE
----------------------                  ----          -----          ----         -----
Within 1 year ................       $ 51,280       $ 51,259       $56,614       $56,608
After 1 year through 2 years .         63,905         63,855        11,399        11,415
After 2 years through 10 years         28,743         28,821        27,092        26,800
                                     --------       --------       -------       -------
                                     $143,928       $143,935       $95,105       $94,823
                                     ========       ========       =======       =======


Investments in marketable securities are attributed to either Genzyme General, GTR or GMO.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company holds certain strategic investments in unconsolidated entities which may be attributed to either Genzyme General, GTR or GMO.

INVESTMENTS ALLOCATED TO GENZYME GENERAL:

   ABIOMED, INC. ("ABIOMED")
   In July 1997, Genzyme General purchased 1,153,846 shares of ABIOMED common stock for $13.00 per share for an aggregate investment of $14,999,998. As a result of the investment, Genzyme owns approximately 13% of ABIOMED. As of December 31, 1997, the fair market value of the Company's investment in ABIOMED was approximately $18.9 million. The Company's Chairman and Chief Executive Officer is a director of ABIOMED.

   CELTRIX Pharmaceuticals, INC. ("CELTRIX") and Aronex Pharmaceuticals, Inc. ("ARONEX") Genzyme owns 3,023,217 shares of common stock of CELTRIX and 423,306 shares of common stock of ARONEX. At December 31, 1997, the fair market value of the Company's investments in Celtrix and Aronex were approximately $5.5 million and $1.8 million, respectively.

   Nabi (formerly NORTH AMERICAN BIOLOGICALS, INC.)
   In April 1996, the Company disposed of its entire investment in Nabi and recorded a realized gain of approximately $1.7 million on the sale.

   GENZYME TRANSGENICS CORPORATION
   Genzyme currently holds approximately 43% of the outstanding common stock of GTC, and accounts for its investment in GTC under the equity method. Genzyme and GTC are parties to a services agreement under which GTC pays Genzyme for certain basic services provided by Genzyme, such as treasury, data processing and laboratory support services, a sublease agreement pursuant to which Genzyme subleases a portion of one of its facilities in Framingham, Massachusetts to GTC and a research and development agreement pursuant to which Genzyme and GTC each perform certain research services for each other. During 1997, Genzyme received approximately $7.4 million from GTC pursuant to the three agreements between the companies and GTC received approximately $5.9 million from Genzyme pursuant to the research and development agreement.

   In December 1995, GTC refinanced its line of credit and term loan agreement with a commercial bank, subject to Genzyme's continuing guaranty of a total of $9.8 million of credit facilities provided to GTC by the commercial bank. The largest amount outstanding under these facilities during the fiscal year ended December 31, 1997 was $6.0 million. In exchange for its guaranty, Genzyme received a warrant to purchase 145,000 shares of GTC common stock with an exercise price of $2.84375 per share.

   In March 1996, GTC entered into a Convertible Debt and Development Funding Agreement with Genzyme under which Genzyme agreed to provide a revolving line of credit in the amount of $10.0 million and agreed to fund development costs of the transgenic antithrombin ("AT-III") program through March 31, 1997 (the "1996 Agreement"). Under the agreement, GTC granted to the Company co-marketing rights to AT-III in all territories other than Asia subject to negotiation and execution of a development and supply agreement between the parties prior to March 31, 1997. Pursuant to the terms of this agreement, GTC borrowed $4.3 million in 1996 from Genzyme General, of which $1.7 million of this debt was converted into 219,565 shares of GTC Stock, $1.2 million was offset against amounts owed by Genzyme General to GTC for services provided in relation to the AT-III program and $1.4 million was repaid by GTC with accrued interest.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In September 1997, Genzyme and GTC entered into an Amended and Restated Convertible Debt Agreement (the "1997 Debt Agreement"), which superseded and replaced the provisions of the 1996 Agreement other than the provisions relating to the development and commercialization of ATIII. Under the 1997 Debt Agreement, the line of credit was reduced to $8,327,000 and the expiration date of the revolving credit line was extended to March 31, 2000, with an option, at that date, for GTC to convert the outstanding balance to a three-year term loan. The interest rate remains at 7% through April 1, 1998. Thereafter, the interest rate increases annually starting at a rate equal to the lower of 8% or the prime lending rate in the first year and ending at a rate equal to the lower of 10% or the prime lending rate plus 2% from April 2, 2002 through the final year of the term loan. Financial covenants require positive quarterly earnings before interest, taxes, depreciation, amortization and unfunded research and development expense starting April 1, 1998. Any amounts outstanding under the credit line may be converted into shares of GTC common stock at Genzyme's option at any time for up to the full amount outstanding or at GTC's option on a quarterly basis limited to an amount sufficient to maintain a minimum tangible net worth required for continued listing on the Nasdaq National Market. All such conversions are to be based on the average closing stock price over 20 trading days ending two trading days prior to the date of conversion. The largest amount outstanding under this line of credit during the fiscal year ended December 31, 1997 was $6.0 million. As of December 31, 1997, $2.0 million remained outstanding under this credit line.

In December 1997, Genzyme and GTC established ATIII LLC, a joint venture for the development and commercialization of ATIII effective as of January 1, 1998. Initially, Genzyme will fund 70% of the development costs up to a maximum of $33.0 million and GTC will fund the remaining 30% of the development costs. Both companies will fund equally any costs in excess of that level, and profits will be split equally. To the extent that either party fails to fund its share of costs and expenses, the profit sharing interests and the future funding obligations of the parties may be proportionately adjusted. The joint venture has the right to commercialize ATIII worldwide, excluding Asia. GTC has contributed ATIII and the product's underlying patents and technology to the joint venture. Pursuant to the terms of the joint venture agreements, Genzyme will pay GTC certain amounts upon the achievement of milestones events. GTC will manufacture ATIII in bulk form and Genzyme will perform the finished processing work. Genzyme, as the exclusive distributor for ATIII LLC, will market and sell products for the joint venture in the territory. The joint venture agreements supersede and replace the provisions of the 1996 Agreement that related to the ATIII program, pursuant to which Genzyme had previously funded the ATIII program.

The fair market value of the GTC shares, based on quoted market prices, was $71.5 million and $45.5 million at December 31, 1997 and 1996, respectively. The Company reported equity in GTC's net losses of $2.9 million, $2.4 million and $1.8 million for the years ended December 31, 1997, 1996 and 1995, respectively. Following are condensed statements of operations and balance sheet data of GTC which are recorded as other noncurrent assets in Genzyme's financial statements:

                                     YEAR ENDED DECEMBER 31,
                                     -----------------------
(DOLLARS IN THOUSANDS)         1997           1996           1995
----------------------         ----           ----           ----
Revenues .............      $ 62,938       $ 46,834        $32,421
Operating loss .......        (8,352)       (7,253)         (7,855)
Net loss .............        (9,343)       (7,746)         (4,133)

                                   DECEMBER 31,
                                   ------------
(DOLLARS IN THOUSANDS)         1997           1996
----------------------         ----           ----
Current assets .......      $ 24,400        $24,642
Noncurrent assets ....        46,580         42,062
Current liabilities ..        32,823         24,758
Noncurrent liabilities        10,779          6,742

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   GELTEX PHARMACEUTICALS, INC. AND RENAGEL LLC

   In June 1997, Genzyme and GelTex established RenaGel LLC, a joint venture for the final development and commercialization of RenaGel(R) non-absorbed phosphate binder. Each of Genzyme and GelTex currently hold a 50% ownership interest in RenaGel LLC. Genzyme and GelTex are each required to fund 50% of the joint venture's costs and expenses, and will share equally in the profits. To the extent that either party fails to fund its share of costs and expenses, the profit sharing interests and the future funding obligations of the parties may be proportionately adjusted. GelTex contributed RenaGel(R) and the product's underlying patents and technologies to the joint venture. Pursuant to the terms of the joint venture agreements, Genzyme will pay GelTex a total of $27.5 million, consisting of a $2.5 million equity investment for 100,000 shares of GelTex common stock at $25.00 per share, which represents less than 1% ownership in GelTex, which was made in June 1997, a $15.0 million payment on receipt of FDA marketing approval for RenaGel and a $10.0 million payment one year following FDA marketing approval for RenaGel(R). The joint venture has rights to commercialize RenaGel(R) worldwide, except in Japan and Pacific Rim countries. Genzyme, as exclusive distributor for RenaGel LLC, will market and sell products for the joint venture pursuant to the terms of the joint venture agreement in the territory. The Company's Chairman and Chief Executive Officer is a director of Geltex.

INVESTMENT ALLOCATED TO GENZYME TISSUE REPAIR:

   DIACRIN/GENZYME LLC
   On October 1, 1996, Diacrin/Genzyme LLC was established as a joint venture between GTR and Diacrin to develop and commercialize products and processes for use in the treatment of Parkinson's disease and Huntington's disease in humans using porcine fetal cells. Under the terms of the joint venture agreement, GTR is required to provide 100% of the initial $10.0 million of the funding requirements and 75% of the next $40.0 million of funding requirements. After that, all costs will be shared equally between GTR and Diacrin. Profits from the joint venture will be shared by the two parties. Genzyme General has agreed to provide funding to GTR in support of GTR's joint venture efforts in exchange for GTR Designated Shares. Pursuant to this agreement, Genzyme General allocated $5.1 million and $1.9 million of cash to GTR in 1997 and 1996, respectively, and 489,810 and 231,645 GTR Designated Shares, respectively, were reserved for issuance by the Genzyme Board's for the benefit of Genzyme General or its stockholders. As of December 31, 1997, GTR has provided a total of $8.7 million of funding to the joint venture and realized net losses from the joint venture of $6.7 million in 1997 and $1.7 million in 1996. Summary financial information is not presented as the impact of the Joint Venture's activities on the Company's statement of operations for the years ended December 31, 1997 is not considered to be material. The Company's Chairman and Chief Executive Officer is a director of Diacrin.

INVESTMENT ALLOCATED TO GENZYME MOLECULAR ONCOLOGY:

   STRESSGEN/GENZYME LLC

   In July 1997, StressGen/Genzyme LLC was established as a joint venture among Genzyme, StressGen and CMDF to develop stress gene therapies for the treatment of cancer. CMDF provided $10.0 million (Canadian) in funding in connection with the joint venture through the combination of a capital contribution to StressGen/Genzyme LLC in the amount of $1.0 million (Canadian), the purchase of warrants from Genzyme in the amount of $1.0 million (Canadian), the purchase of warrants and preferred stock from StressGen in the amount of $1.4 million (Canadian) and a limited recourse loan bearing interest at 0.125% per annum to StressGen in the amount of $6.6 million (Canadian). Each of Genzyme and StressGen (through a U.S. subsidiary) also made a capital contribution to StressGen/Genzyme LLC in the amount of $1.0 million (Canadian) and a limited recourse loan was made by the U.S. subsidiary of StressGen to StressGen/Genzyme LLC in the amount of $7.0 million (Canadian). In addition, Genzyme and StressGen have agreed to provide in equal shares any additional capital required by the joint venture in excess of the initial $10.0 million (Canadian) in funding.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   Genzyme and StressGen have an option, payable in equal shares, to purchase CMDF's membership interest in StressGen/Genzyme LLC at any time during the three-year period beginning July 31, 1999 and ending July 31, 2002. The exercise price of the Purchase Option initially will be $15.6 million (Canadian) in July 1999 and will increase monthly thereafter to a final exercise price of $30.5 million (Canadian) in July 2002. The limited recourse loan made by CMDF will be retired in connection with the exercise of the Purchase Option. If the Purchase Option is not exercised on or before July 31, 2002, CMDF may require Genzyme and StressGen to repay $2.0 million (Canadian) each of the limited recourse loan. In addition, at any time during the 30-day period commencing on the date when not less than 75% of the initial funding provided by CMDF has been spent by the joint venture, but in no event later than July 31, 1999, CMDF shall have the right to require Genzyme and StressGen to purchase its membership interest at an aggregate purchase price of $10.0 million (Canadian) plus interest thereon at a rate per annum equal to the Canadian prime rate plus 1%. The Mandatory Purchase Right will terminate if not exercised by CMDF during such 30-day period. Genzyme's share of any amounts payable to CMDF upon exercise of the Purchase Option, the Mandatory Purchase Right or repayment of the limited recourse loan may be paid in cash, Genzyme common stock or any combination thereof at the discretion of Genzyme.

   Prior to the repurchase of CMDF's membership interest in StressGen/Genzyme LLC, profits from the joint venture will be shared in proportion to the capital contributions of the three parties. Following the repurchase of CMDF's membership interest, profits will be shared equally by StressGen and Genzyme. However, GMO currently records 50% of the net operating losses of the joint venture due to the existence of the Mandatory Purchase Right. Accordingly, for the year ended December 31, 1997, GMO recorded $258,000 of equity in loss of joint venture.

   GMO recorded $315,000 and $287,000 of research and development revenue and cost of research and development revenue, respectively, related to services billed to StressGen/Genzyme LLC for the year ended December 31, 1997. GMO has a receivable of $427,000 from StressGen/Genzyme LLC at December 31, 1997, which is included in other current assets.




NOTE I.  ACCRUED EXPENSES

Accrued expenses at December 31 include the following:

        (DOLLARS IN THOUSANDS)          1997          1996
        ----------------------          ----          ----
        Professional fees ....       $ 7,949       $ 4,402
        Compensation .........        21,917        22,626
        Royalties ............         8,421         8,323
        Rebates ..............         4,575         7,604
        Interest .............           799         1,681
        Other ................        28,442        25,488
                                     -------       -------
                                     $72,103       $70,124
                                     =======       =======

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J.  LONG-TERM DEBT AND LEASES

LONG-TERM DEBT
Although the Company retains responsibility for the repayment of all long-term debt obligations, such debt and leases are allocated to Genzyme General, GTR or GMO for reporting purposes based on the intended use of the funds borrowed under each instrument or facility or equipment leased.

Long-term debt at December 31 is comprised of the following:

       (DOLLARS IN THOUSANDS)                                           1997             1996
       -----------------------------------------------------            ----             ----
       Revolving Credit Facility ...........................       $ 118,000        $ 218,000
       6% convertible subordinated debentures ..............          16,617             --
       5% convertible subordinated debentures ..............          12,681             --
       Mortgage note payable, matures June 13, 1999 ........          19,833           20,375
       Other mortgage notes payable ........................           3,856            3,983
                                                                   ---------        ---------
                                                                     170,987          242,358
       Less current portion ................................            (711)            (999)
                                                                   ---------        ---------
                                                                   $ 170,276        $ 241,359
                                                                   =========        =========

Minimum annual principal repayment of long-term debt, excluding capital leases, in each of the next five years are as follows: 1998 - $711,000, 1999 - $137,397,000, 2000 - $12,831,000, 2001 - $160,000, 2002 - $16,787,000 and
thereafter $3,101,000.

CREDIT FACILITIES
In November 1996, Genzyme refinanced its existing $215.0 million line of credit (the "Credit Line") with a Revolving Credit Facility made available through a syndicate of commercial banks administered by Fleet National Bank in the amount of $225.0 million. Amounts drawn under this facility may be allocated to Genzyme General, GTR or GMO. As of December 31, 1996, Genzyme had $218.0 million of debt outstanding under the Revolving Credit Facility, of which $200.0 million was allocated to Genzyme General and $18.0 million to GTR. In June 1997, $5.0 million of borrowings originally allocated to Genzyme General were reallocated to GMO. As of December 31, 1997, Genzyme had $118.0 million of debt outstanding under the Revolving Credit Facility, which had been allocated $95.0 million to Genzyme General, $18.0 million to GTR and $5.0 million to GMO.

REVOLVING CREDIT FACILITY
Genzyme may request loans up to a maximum aggregate principal amount outstanding at any time of $225.0 million under the terms of the Revolving Credit Facility. Loans bear interest at LIBOR plus an applicable margin pursuant to the terms and conditions defined in the credit agreement. The notes have certain covenants which require Genzyme to, among other things, maintain certain levels of earnings and liquidity ratios. If Genzyme defaults on the covenants the Revolving Credit Facility is payable on demand. The stock of Genzyme Securities Corporation, a Massachusetts Securities Corporation, is pledged as collateral for this facility. As of December 31, 1997, the interest rate on amounts outstanding under the Revolving Credit Facility was approximately 6.28%. Genzyme pays a commitment fee ranging from .15% to .375% on the unused portion of the Revolving Credit Facility.

INTEREST RATE HEDGE AGREEMENT
In December 1996, Genzyme entered into a $100.0 million interest rate swap contract (the "Interest Rate Swap Contract") to effectively convert the variable interest rate on borrowings under the Revolving Credit Facility to fixed interest rates. Net payments made or received under the Interest Rate Swap Contract are recorded as interest expense. At December 31, 1997, the Interest Rate Swap Contract had a termination value of approximately ($618,000).

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GTR PRIVATE PLACEMENT:
On February 28, 1997, GTR raised $13.0 million through the private placement of the GTR Note to an affiliate of Credit Suisse First Boston due February 27, 2000. The GTR Note is convertible beginning May 29, 1997 into shares of GTR Stock and, beginning August 1997, at a discount to the average of the closing bid prices of the GTR Stock on the Nasdaq National Market for the 25 trading days immediately preceding the conversion date (the "Average GTR Stock Price"). The discount will start at 2% beginning six months from the date the GTR Note was issued and will increase to 11% at 15 months after the date of issue. Thereafter, the conversion price will be the lesser of 89% of the Average GTR Stock Price preceding the conversion date or the date 15 months after the date of issue. In the first quarter of 1997, GTR recorded $11.5 million of proceeds attributed to the value of the debt and $1.5 million attributed to the value of the conversion feature (recorded as an increase to division equity). The debt will be accreted to its $13.0 million face value by a charge to interest expense of $1.5 million over the term of the initial 15 month conversion period.

GMO PRIVATE PLACEMENT
On August 29, 1997, GMO raised $20.0 million through the private placement of the GMO Debentures, due August 29, 2002. The GMO Debentures are convertible into shares of GMO Stock, at the option of the holders, beginning on the 91st day after the effective date of a registration statement covering the GMO IPO at the average of the closing bid prices of GMO Stock as reported by the Nasdaq National Market for the 20 trading days immediately preceding the applicable conversion date (the "GMO Market Price"). Beginning February 26, 1998, the GMO Debentures are convertible at a discount to the GMO Market Price. This discount will begin at 7% on February 26, 1998 and will increase by an additional one percent every 30 days thereafter to 15% on October 24, 1998. Beginning November 23, 1998, the conversion price will be the lower of (i) 85% of the GMO Market Price calculated as of the actual conversion date and (ii) 85% of the GMO Market Price calculated as of November 21, 1998. In no event, however, will the conversion price be less than $7.70 per share (subject to adjustment in the event of any stock split, stock dividend, reclassification, combination or singular event). In the third quarter of 1997, GMO recorded $16.5 million of proceeds attributed to the value of the debt and $3.5 million attributed to the value of the conversion feature (recorded as an increase to division equity). The debt will be accreted to its $20.0 million face value by a charge to interest expense of $3.5 million over the term of the initial 15 month conversion period.

The Genzyme Board approved the allocation of up to $25.0 million in cash from Genzyme General to GMO (the "GMO Equity Line"), subject to a dollar-for-dollar reduction by the proceeds of outside financing received by GMO. As a result of the issuance of the GMO debentures in August 1997, the amount available under the GMO Equity Line was reduced to $5.0 million. No draws have been made under the Equity Line to date. Upon successful completion of a GMO IPO the Equity Line will terminate.

If the effective date of the GMO IPO does not occur before August 29, 1998, at the holder's option, the GMO Debentures may be exchanged for a 5% convertible debenture issued by Genzyme General (the "GGD Debenture") due August 29, 2003. If the GMO IPO is completed before August 29, 1998 but the aggregate proceeds from the offering are less than $15.0 million or GMO's market capitalization is below $90.0 million, at the holder's option, 50% of the GMO Debentures can be exchanged for the Genzyme General Debentures. The exchange option must be exercised within 30 business days of the event triggering the right of exchange.

Beginning on the 181st day following the effective date of the GMO IPO, the holders of the GMO Debentures have the option (the "Put Option") to require Genzyme to pay the entire principal amount of the GMO Debentures in cash, together with interest at the rate of 15% per annum (less any interest previously paid) if the conversion price (as calculated above) is less than $7.70 per share for 90 consecutive days (a "Put Option Review Period"). The Put Option is exercisable only with respect to the first three Put Option Review Periods that occur while the GMO Debentures are outstanding and, if the Put Option is not exceeded within 15 days after any Put Option Review Period, a period of 90 days from the last day of the previous Put Option Review Period must elapse before another Put Option Review Period commences.

The GMO Debentures are callable with cash or stock beginning 18 months after the effective date of the GMO IPO if the stock has closed at 150% of the fixed conversion price for 20 consecutive trading days.

MORTGAGE NOTES
The Company's three mortgage notes have been attributed to Genzyme General.

The mortgage note due June 1999 is collateralized by land and buildings with a net book value of $27.6 million at December 31, 1997, bears interest at 7.73% annually, and is payable monthly based on a 20 year direct reduction amortization schedule, with the remaining principal due June 13, 1999.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The mortgage note maturing November 2014 is collateralized by land and buildings with a net book value of $6.1 million at December 31, 1997 and bears interest at 10.5%. The mortgage note maturing January 2008 provides the bank with a "call or review" feature at the end of the first 60 month period, allowing the bank to adjust the note under specific circumstances. This note bears interest at a variable rate of prime plus 1% and is collateralized by land and fixtures. Principal and interest are payable monthly on both of these notes.

CONVERSION OF $100.0 Million 6 3/4% CONVERTIBLE SUBORDINATED NOTES
In March 1996, holders of Genzyme's 6 3/4% Convertible Subordinated Notes due October 1, 2001 in the aggregate principal amount of $100.0 million (the "Notes"), converted such Notes into shares of GGD Stock and GTR Stock pursuant to the amended terms of the Notes and received 37.826 shares of GGD Stock and
2.553 shares of GTR Stock in conversion of each $1,000 Note. Prior to conversion, the Notes had been allocated to Genzyme General.

OPERATING LEASES
Total rent expense under operating leases was $16.3 million, $12.8 million and $10.0 million in 1997, 1996 and 1995, respectively. The Company leases facilities and personal property under certain operating leases in excess of one year.

FUTURE MINIMUM PAYMENTS DUE UNDER CAPITAL AND OPERATING LEASES:
Future minimum payments due under the Company's long-term obligations and capital and operating leases are as follows:

                                                      CAPITAL            OPERATING
         (DOLLARS IN THOUSANDS)                        LEASES              LEASES
         ----------------------                        ------              ------
         1998 ..................................          203           $ 14,903
         1999 ..................................           20             14,296
         2000 ..................................            0             13,153
         2001 ..................................            0             10,014
         2002 ..................................            0              9,611
         Thereafter ............................            0             80,009
                                                         ----           --------
            Total minimum payments .............          223            141,986

         Less: interest ........................          (12)
                                                         ----           --------
                                                         $211           $141,986
                                                         ====           ========


NOTE K.  STOCKHOLDERS' EQUITY

PREFERRED STOCK
Shares of preferred stock may be issued from time to time in one or more series. The Genzyme Board may determine, in whole or in part, the preferences, voting powers, qualifications, and special or relative rights or privileges of any such series before the issuance of any such shares of that series. The Genzyme Board shall determine the number of shares constituting each series of preferred stock and each series shall have a distinguishing designation.

CREATION OF GGD STOCK AND GTR STOCK
Immediately prior to the Effective Date, as defined in Note A., "Summary of Significant Accounting Policies" above, approximately 31,582,000 shares of Genzyme common stock were reserved for issuance under the Company's 1990 Equity Incentive Plan, 1988 Director Stock Option Plan, 1990 Employee Stock Purchase Plan, outstanding warrants (the "Warrants"), and the conversion of the Notes. Pursuant to antidilution provisions in the agreements covering the options, Genzyme has adjusted each option outstanding on the Effective Date to provide for separation of the option into an option exercisable for GGD Stock and an option exercisable for the number of shares of GTR Stock that the holder would have received if the holder had exercised the option immediately prior to the Effective Date. The Warrants provide that the holder of the Warrant is entitled to receive the number of shares of GGD Stock and GTR Stock upon exercise of the Warrant that the holder would have received had the holder exercised the Warrant immediately prior to the Effective Date. Pursuant to the indenture under which the Notes were issued, the conversion privilege of the Notes

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

was adjusted so that the holder of a Note converted after the Effective Date would receive, in addition to the shares of GGD Stock into which the Note is convertible, the same number of shares of GTR Stock as the holder would have received had the holder converted the Note immediately prior to the Effective Date.

CREATION OF GMO STOCK
In June 1997, Genzyme issued 3,909,908 shares of GMO Stock to effect the acquisition of PharmaGenics (See Note C., "Acquisitions" above).

STOCK OFFERINGS
In November 1997, Genzyme sold 4,000,000 shares of GTR Stock to the public at a price of $7.75 per share for net proceeds of $29.0 million after offering costs and underwriting discounts and commissions. In October 1995, Genzyme sold 5,750,000 shares of GGD Stock to the public at a price of $25.63 per share for net proceeds of $141.3 million after underwriting discounts and commissions. In September 1995, Genzyme sold 3,000,000 shares of GTR Stock to the public at a price of $15.00 per share for net proceeds of $42.3 million after underwriting discounts and commissions.

STOCK SPLIT
In June 1996, the Board of Directors declared a 2-for-1 stock split of shares of GGD Stock to be effected by means of a 100% stock dividend payable on July 25, 1996 to stockholders of record on July 11, 1996, subject to stockholder approval of an amendment to the Genzyme Charter to increase the number of authorized shares of GGD Stock from 100,000,000 to 200,000,000 shares (the "Amendment"). The Amendment was approved by holders of a majority in interest of the outstanding GGD Stock and GTR Stock, voting together as a single class, at a special meeting of the stockholders held on July 24, 1996. On July 25, 1996, a total of 34,669,435 shares of GGD Stock were distributed to stockholders in connection with the dividend. All share and per share amounts have been re-stated to reflect this split.

DEFERRED COMPENSATION PLAN
Genzyme's Directors' Deferred Compensation Plan (the "Deferred Compensation Plan") allows each member of the Genzyme Board who is not also an officer, employee or consultant of Genzyme to defer receipt of all or a portion of the cash compensation payable to him or her as a director of Genzyme. Compensation may be deferred until the termination of services as a director or, subject to certain restrictions, such other date as may be specified by the director. All of the current directors of Genzyme, other than those directors who are also officers, employees or consultants of Genzyme, are eligible to participate in the plan and as of December 31, 1997, one of the directors has elected to participate in the plan. Genzyme has reserved 50,000 shares of GGD Stock, 100,000 shares of GTR Stock and 50,000 shares of GMO Stock to cover distributions of shares credited to stock accounts under the Deferred Compensation Plan (subject in each case to adjustments for stock splits, stock dividends, and certain transactions affecting Genzyme's capital stock). As of December 31, 1997, no shares of GGD Stock, GTR Stock, or GMO Stock credited to stock accounts under the Deferred Compensation Plan have been distributed to participants in such plan.

SHARES RESERVED FOR ISSUANCE UNDER THE EQUITY PLANS, DIRECTORS STOCK OPTION PLAN AND EMPLOYEE STOCK PURCHASE PLAN
At December 31, 1997, approximately 18,135,000 shares of GGD Stock, 5,392,000 shares of GTR Stock and 4,070,000 shares of GMO Stock were reserved for issuance under the Company's 1990 Equity Incentive Plan, as amended, 1997 Equity Plan, 1988 Director Stock Option Plan, as amended, 1990 Employee Stock Purchase Plan, as amended, and upon the exercise of outstanding warrants.

STOCK OPTIONS
Pursuant to the 1990 Equity Incentive Plan, as amended, and the 1997 Equity Plan options may be granted to purchase an aggregate of 23,800,000 shares of GGD Stock 5,300,000 shares of GTR Stock and 3,500,000 shares of GMO Stock. The plans allow the granting of stock options at not less than fair market value at date of grant, and stock appreciation rights, performance shares, restricted stock and stock units to employees and consultants of the Company, each with a maximum term of ten

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

years. In addition, Genzyme has a 1988 Director Stock Option Plan, as amended, pursuant to which nonstatutory stock options up to a maximum of 233,600 shares or GGD Stock, 100,000 shares of GTR Stock and 70,000 shares of GMO Stock, respectively, are automatically granted at fair market value to members of the Genzyme Board upon their election or reelection as directors. For each year of a director's term of office, he or she receives an option to purchase 4,000 shares of GGD Stock and a number of GTR Stock and GMO Stock options with a market value equal to one-quarter of the market value of the stock subject to GGD Stock options. All options expire ten years after the initial grant date and generally vest over four years.

Stock option activity is summarized below:

                                                                      WEIGHTED
                                                         SHARES       AVERAGE
                                                      UNDER OPTION    EXERCISE PRICE    EXERCISABLE
                                                      ------------    --------------    -----------
       GGD STOCK:
         Outstanding at December 31, 1994 ....        10,481,700        $15.13          4,683,967
           Granted ...........................         4,141,502         23.25
           Exercised .........................        (2,007,654)        13.97
           Forfeited and cancelled ...........          (442,882)        14.96
                                                      ----------
         Outstanding at December 31, 1995 ....        12,172,666         17.79          5,138,502
           Granted ...........................         3,442,484         29.16
           Exercised .........................          (906,041)        15.70
           Forfeited and cancelled ...........          (643,626)        22.81
                                                      ----------
         Outstanding at December 31, 1996 ....        14,065,483         20.48          6,505,835
           Granted ...........................         2,083,936         29.86
           Exercised .........................        (1,760,934)        16.25
           Forfeited and cancelled ...........        (1,041,218)        23.77
                                                      ----------
         Outstanding at December 31, 1997 ....        13,347,267         22.22          6,982,224
                                                      ==========

        GTR STOCK:
         Outstanding at December 31, 1994 ....           940,976          4.84            207,583
           Granted ...........................         1,160,928         12.86
           Exercised .........................           (48,232)         5.15
           Forfeited and cancelled ...........           (68,435)         4.96
                                                      ----------
         Outstanding at December 31, 1995 ....         1,985,237          8.66            449,257
           Granted ...........................           819,142         12.88
           Exercised .........................           (81,117)         5.23
           Forfeited and cancelled ...........          (149,043)         9.50
                                                      ----------
         Outstanding at December 31, 1996 ....         2,574,219         10.73            739,421
           Granted ...........................           636,605          9.84
           Exercised .........................          (100,407)         5.21
           Forfeited and cancelled ...........          (333,655)        12.75
                                                      ----------
         Outstanding at December 31, 1997 ....         2,776,762         10.50          1,084,532
                                                      ==========


       GMO STOCK:
         Outstanding June 18, 1997                           --
         Granted .............................           826,334          7.00
                                                      ----------
         Outstanding at December 31, 1997 ....           826,334          7.00            180,063
                                                      ==========

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The total exercise proceeds for all options outstanding at December 31, 1997 is approximately $296,601,000, $29,152,000 and $5,784,338 for GGD Stock, GTR Stock and GMO Stock, respectively. Information regarding the range of option prices as of December 31, 1997 is as follows:

GGD STOCK:

                                                                                     EXERCISABLE
                                                                             ------------------------------
         RANGE OF                NUMBER         WEIGHTED        WEIGHTED                        WEIGHTED
      EXERCISE PRICES         OUTSTANDING       AVERAGE         AVERAGE          NUMBER         AVERAGE
                             AS OF 12/31/97    REMAINING     EXERCISE PRICE  AS OF 12/31/97  EXERCISE PRICE
                                              CONTRACTUAL
                                                  LIFE
---------------------------- --------------- --------------- --------------- --------------- ---------------
    $ 3.85 - $14.72            2,678,907        4.44          $11.32          1,953,504        $10.16
    $14.75 - $19.44            3,238,377        6.10          $17.61          2,131,983        $17.72
    $19.50 - $28.00            3,390,201        7.19          $25.32          1,569,813        $24.04
    $28.06 - $30.63            3,830,507        8.95          $30.36          1,233,521        $30.27
    $30.65 - $38.00              209,275        7.90          $33.63             93,403        $33.13

---------------------------- --------------- --------------- --------------- --------------- ---------------
    $ 3.85 - $38.00           13,347,267        6.89          $22.2168        6,982,224        $19.45

GTR STOCK:

                                                                                     EXERCISABLE
                                                                             ------------------------------
         RANGE OF                NUMBER         WEIGHTED        WEIGHTED                        WEIGHTED
      EXERCISE PRICES         OUTSTANDING       AVERAGE         AVERAGE          NUMBER         AVERAGE
                             AS OF 12/31/97    REMAINING     EXERCISE PRICE  AS OF 12/31/97  EXERCISE PRICE
                                              CONTRACTUAL
                                                  LIFE
---------------------------- --------------- --------------- --------------- --------------- ---------------
    $ 3.19 - $ 6.00             906,686         7.07          $ 5.09            655,865       $ 5.03
    $ 6.63 - $11.75             752,948         9.50          $ 9.90            133,227       $ 9.97
    $11.88 - $17.50           1,052,530         8.09          $14.93            274,797       $13.49
    $17.63 - $25.75              64,598         8.08          $21.24             20,643       $20.50
---------------------------- --------------- --------------- --------------- --------------- ---------------
    $ 3.19 - $25.75           2,776,762         8.14          $10.50          1,084,532       $ 8.07

GMO STOCK:

                                                                                     EXERCISABLE
                                                                             ------------------------------
                                 NUMBER         WEIGHTED        WEIGHTED                        WEIGHTED
      EXERCISE PRICE          OUTSTANDING       AVERAGE         AVERAGE          NUMBER         AVERAGE
                             AS OF 12/31/97    REMAINING     EXERCISE PRICE  AS OF 12/31/97  EXERCISE PRICE
                                              CONTRACTUAL
                                                  LIFE
---------------------------- --------------- --------------- --------------- --------------- ---------------
     $7.00                       826,334          9.77          $7.00             180,063       $ 7.00
---------------------------- --------------- --------------- --------------- --------------- ---------------

EMPLOYEE STOCK PURCHASE PLAN
Genzyme's 1990 Employee Stock Purchase Plan allows full-time employees, as defined in the plan, to purchase the Company's stock at 85% of fair market value. Under this plan, (i) 2,000,000 shares of GGD Stock are authorized, of which 366,922, 291,053 and 285,868 shares were issued in 1997, 1996 and 1995, respectively, (ii) 1,100,000 shares of GTR Stock are authorized, of which 280,819, 325,300 and 269,920 shares of GTR Stock were issued in 1997, 1996 and 1995, respectively, and (iii) 500,000 shares of GMO Stock are authorized, of which no shares were issued in or prior to 1997.


STOCK COMPENSATION PLANS
The Company applies APB Opinion 25 and related Interpretations in accounting for its four stock-based compensation plans, the 1990 Equity Incentive Plan and the 1997 Equity Incentive Plan (both of which are stock option plans), the 1990 Employee Stock Purchase Plan (a stock

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

purchase plan) and the 1988 Director Stock Option Plan and accordingly, no compensation expense has been recognized for options granted and shares purchased under the provisions of these plans for options granted to employees with an exercise price equal to fair market value. Had compensation expense for the stock-based compensation plans been determined based on the fair value at the grant dates for options granted and shares purchased under the plans consistent with the method of SFAS 123, net income (loss) and income (loss) per share would have been as follows (In the case of GMO, disclosure is presented exclusively for the year ended December 31, 1997, as there were no stock options issued under the above mentioned plans prior to 1997):

                                                                      DECEMBER 31,
                                                                      ------------
(Amounts in thousands, except per share data)           1997             1996              1995
--------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net income (loss):
     as reported ..................                $   13,629        $  (72,817)       $   21,650
     pro forma ....................                    (2,150)       $  (86,293)       $   17,261

GENZYME GENERAL:
  Net income (loss):
     As reported ..................                $   77,447        $  (30,502)       $   43,680
     Pro forma ....................                    65,440        $  (40,558)       $   40,429

  Basic income (loss) per share:
     As reported ..................                $     1.01        $    (0.45)       $     0.79
     Pro forma ....................                $     0.86        $    (0.59)       $     0.73

  Diluted income (loss) per share:
     As reported ..................                $     0.98        $    (0.45)       $     0.68
     Pro forma ....................                $     0.83        $    (0.59)       $     0.63

GENZYME TISSUE REPAIR:
  Net loss:
     As reported ..................                $  (45,984)       $  (42,315)       $  (22,030)
     Pro forma ....................                $  (49,547)       $  (45,735)       $  (23,168)

  Basic and diluted loss per share:
     As reported ..................                $    (3.07)       $    (3.38)       $    (2.28)
     Pro forma ....................                $    (3.31)       $    (3.65)       $    (2.40)

GENZYME MOLECULAR ONCOLOGY:
  Net loss:
     As reported ..................                $  (19,578)             --                --
     Pro forma ....................                $  (19,787)             --                --

  Basic and diluted loss per share:
     As reported ..................                $    (5.01)             --                --
     Pro forma ....................                $    (5.06)             --                --


The effects of applying SFAS 123 in this pro forma disclosure are not likely to be representative of the effects on reported net income for future years. SFAS 123 does not apply to awards granted prior to 1995, and additional awards are anticipated in future years.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. In computing these pro forma amounts, Genzyme General has assumed a risk-free interest rate equal to approximately 5.96%, 6.37% and 6.33%, expected volatility of 42% in 1997 and 45% in each of 1996 and 1995, zero dividend yields and expected lives of four years for 1997,

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1996 and 1995, respectively. The average fair value of the Genzyme General options granted during 1997, 1996 and 1995 is estimated as $12.21, $11.98 and $11.53, respectively, on the date of grant. In computing these pro forma amounts, GTR has assumed a risk-free interest rate equal to approximately 5.96%, 6.37% and 6.33%, expected volatility of 70% in 1997 and 80% in each of 1996 and 1995, zero dividend yields and expected lives of four years for 1997, 1996, and 1995, respectively. The average fair value of GTR Stock granted during 1997, 1996 and 1995 is estimated as $5.66, $9.23 and $10.06, respectively, on the date of grant. In computing these pro forma amounts, GMO has assumed a risk-free interest rate equal to approximately 5.96%, expected volatility of 45%, zero dividend yields and expected lives of four years for 1997. The average fair value of the options exercisable for shares of GMO Stock granted during 1997 is estimated as $2.97 on the date of grant.

STOCK RIGHTS
Pursuant to the Company's Restated Rights Agreement, each outstanding share of GGD Stock, GTR Stock and GMO Stock also represents one preferred stock purchase right (a "GGD Stock Right", a "GTR Stock Right" and a "GMO Stock Right", respectively). Each GGD Stock Right, GTR Stock Right and GMO Stock Right, when it becomes exercisable, will entitle the registered holder to purchase from Genzyme (i) in the case of a GGD Stock Right, one one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $26.00, subject to adjustment, (ii) in the case of a GTR Stock Right, one one-hundredth of a share of Series B Junior Participating Preferred Stock at a purchase price of $25.00, subject to adjustment, and (iii) in the case of a GMO Stock Right, one one-hundredth of a share of Series C Junior Participating Preferred Stock at a purchase price of $21.00, subject to adjustment.

WARRANTS
Genzyme sold three warrants (the "Front-End Warrant", the "NDA Warrant", and the "Callable Warrant", to purchase Genzyme common stock to CMDF for an aggregate purchase price of $1.0 million (Canadian). Each warrant is initially exercisable for up to 40,000 shares of GGD Stock and will be converted automatically upon the closing date of the GMO IPO into warrants to purchase shares of GMO Stock as follows:

The Front-End Warrant is exercisable immediately and will terminate upon the earlier of the exercise of the Mandatory Purchase Right by CMDF or July 31, 2002. The exercise price of the Front-End Warrant is $30.18 per share of GGD Stock (120% of $25.15) and, upon conversion following the GMO IPO, will be equal to 120% of a defined conversion price per share of GMO Stock.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The NDA Warrant will be exercisable during the one-year period following the filing of the first new drug application with the FDA for a product developed through the collaboration and will terminate upon the earliest of the exercise of the Mandatory Purchase Right by CMDF, the expiration of the Purchase Option or July 31, 2007. The exercise price of the NDA Warrants is $30.18 per share of GGD Stock and, upon conversion following the GMO IPO, will be equal to 120% of a defined conversion price per share of GMO Stock.

The Callable Warrant will terminate upon the earliest of the exercise of the Mandatory Purchase Right by CMDF, the exercise of the Purchase Option or July 31, 2005 and will be exercisable during the three-year period following the expiration of the Purchase Option. The exercise price of the Callable Warrant per share of GGD Stock will be equal to the average of the closing sale prices of GGD Stock on the Nasdaq National Market for the 20 trading days ending on the expiration date of the Purchase Option and, upon conversion following the GMO IPO, will be equal to the average of closing sale prices of GMO Stock on the Nasdaq National Market for the 20 trading days ending on the expiration date of the Purchase Option.

In 1992 and 1995, Genzyme issued certain warrants which, when exercised, grant the holders two shares of GGD Stock and .135 share of GTR Stock for each warrant exercised. These warrants were granted in exchange for the receipt of options to purchase the callable common stock of Neozyme II and in connection with Genzyme's purchase of the publicly-held shares of IG in exchange for IG warrants.

Warrant activity related to GGD Stock is summarized below:

                                             WARRANTS         WARRANT PRICE
                                             --------         -------------
Outstanding at December 31, 1994 ...        5,934,381        $16.01 - $38.25
    Granted ........................            6,005         42.67
    Exercised ......................         (343,145)        16.01 -  38.25
                                           ----------
Outstanding at December 31, 1995 ...        5,597,241         16.01 -  42.67
                                           ----------
    Exercised ......................       (3,170,551)        16.01 -  38.25
    Tendered .......................       (2,385,686)
    Expired ........................           (5,685)        16.01 -  38.25
                                           ----------
Outstanding at December 31, 1996 ...           35,319         42.67 -  44.20

    Granted ........................          120,000         30.18
    Exercised ......................          (19,340)        44.20
                                           ----------
    Outstanding at December 31, 1997          135,979         16.01 -  44.20
                                           ==========


GTR DESIGNATED SHARES
Pursuant to Genzyme's charter, as amended, GTR Designated Shares are authorized shares of GTR Stock which are not issued and outstanding, but which the Genzyme Board may from time to time issue, sell or otherwise distribute without allocating the proceeds or other benefits of such issuance, sale or distribution to GTR. GTR Designated Shares are created in certain circumstances when cash or other assets are transferred from Genzyme General to GTR. The number of GTR Designated Shares will be decreased by: the number of shares of GTR Stock issued by Genzyme, the proceeds of which are allocated to Genzyme General; the number of shares of GTR Stock issued as a dividend to holders of GGD Stock; and the number of shares of GTR Stock issued upon the conversion of convertible securities, including the 5% convertible note, the proceeds of which are attributed to Genzyme General. In addition, the number of GTR Designated Shares can be increased as a result of certain interdivision transactions.

At the Effective Date, 5,000,000 GTR Designated Shares were established. As a result of the distribution of approximately 3,300,000 shares of GTR Stock to holders of GGD Stock on the Effective Date, the number of GTR Designated Shares were reduced by a corresponding amount. The remaining 1,700,000 GTR Designated Shares were reserved for issuance upon the exercise of Genzyme stock options and warrants and the conversion of Genzyme's convertible notes which were outstanding on the Effective Date.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Genzyme also has the option to allocate to GTR, at $10.00 per GTR Designated Share, up to $30.0 million from Genzyme General (the "GTR Purchase Option") in exchange for a maximum of 3,000,000 GTR Designated Shares to be issued in connection with the exercise of the GTR Purchase Option. In each of June 1996 and 1997, pursuant to the terms of the GTR Purchase Option, the Genzyme Board elected to allocate $10.0 million in cash from Genzyme General to GTR in exchange for 1,000,000 GTR Designated Shares, respectively, which were reserved for issuance at the sole discretion of the Genzyme Board for the benefit of the Genzyme General stockholders.

In October 1996, the Genzyme Board approved the allocation of up to a maximum of $20.0 million of cash from Genzyme General to GTR (the "GTR Equity Line") to provide initial funding for GTR's joint venture with Diacrin. The GTR Equity Line was provided in exchange for an increase in the number of GTR Designated Shares at a rate determined by dividing the cash so allocated by the average of the daily closing prices of one share of GTR Stock for the 20 consecutive trading days commencing on the 30th trading day prior to the date of allocation. As of December 31, 1997, Genzyme had allocated a total of $7.0 million of cash from Genzyme General to GTR under the GTR Equity line and 721,455 GTR Designated Shares had been reserved for issuance at the discretion of the Genzyme Board for the benefit of the Genzyme General stockholders.

If, as of May 31 of each year starting May 31, 1997, the number of GTR Designated Shares on such date (not including those reserved for issuance with respect to Genzyme General convertible securities as a result of anti-dilution adjustments required by the terms of such instruments by the Genzyme Board) exceeds 10% of the number of shares of GTR Stock then issued and outstanding, then substantially all GTR Designated Shares will be distributed to holders of record of GGD Stock, subject to reservation of a number of such shares equal to the sum of (a) the number of GTR Designated Shares reserved for issuance upon the exercise or conversion of Genzyme General convertible securities and (b) the number of GTR Designated Shares reserved by the Genzyme Board as of such date for sale not later than six months after such date, the proceeds of which sale will be allocated to Genzyme General.

On June 30, 1997, the Genzyme Board declared a dividend of approximately 2,686,000 GTR Designated Shares for distribution to Genzyme General stockholders of record as of July 11, 1997, in a tax-free distribution of approximately .03 shares of GTR Stock for each share of GGD Stock owned. In total, 2,292,000 shares of GTR Stock were issued to GGD Stockholders on July 22, 1997 in the distribution with a fair market value of $22.9 million and 394,000 shares of GTR Stock have been reserved for issuance upon the exercise of GGD Stock options and warrants outstanding on the record date.

GTR Designated Share activity is summarized below:

                                      GTR DESIGNATED
                                          SHARES
                                      --------------
Balance at December 31, 1994             1,409,707

Stock options exercised ...........        (72,942)
Stock warrants exercised ..........        (46,244)
ESPP shares issued ................         (3,613)
                                        ----------
   Balance at December 31, 1995          1,286,908

Stock options exercised ...........        (42,728)
Stock warrants exercised ..........       (426,984)
Convertible notes conversion ......       (255,249)
Exercise of GTR Purchase Option ...      1,000,000
Increase from equity line .........        231,645
                                        ----------
   Balance at December 31, 1996          1,793,592

Stock options exercised ...........       (103,729)
Stock warrants exercised ..........         (2,617)
Exercise of GTR Purchase Option ...      1,000,000
Increase from equity line .........        489,810
Dividend distribution .............     (2,292,003)
                                        ----------
   Balance at December 31, 1997            885,053
                                        ==========

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GMO DESIGNATED SHARES:
Pursuant to Genzyme's charter, as amended, GMO Designated Shares are authorized shares of GMO Stock which are not issued and outstanding, but which the Genzyme Board may from time to time issue, sell or otherwise distribute without allocating the proceeds or other benefits of such issuance, sale or distribution to GMO. GMO Designated Shares are created in certain circumstances when cash or other assets are transferred from Genzyme General to GMO. The Genzyme Board may issue the GMO Designated Shares as a stock dividend to the holders of GGD Stock or it may sell such shares in a public or private sale and allocate all of the proceeds to Genzyme General. Genzyme's management and accounting policies require Genzyme to distribute GMO Designated Shares to holders of GGD Stock on the later of November 30, 1998 or 360 days following completion of an initial public offering of shares of GMO Stock, although the Genzyme Board may elect to distribute these shares at any time but not later than November 29, 1999.

As compensation to Genzyme General for its contribution to GMO, 6,000,000 GMO Designated Shares have been reserved for issuance at the discretion of the Genzyme Board for the benefit of Genzyme General or its stockholders.

Upon consummation of the PharmaGenics Merger, the $2.5 million of debt outstanding under a credit facility which Genzyme had made available to PharmaGenics to fund PharmaGenics's documented operating costs became a liability allocated to GMO (the "GMO Note"), and is considered as an intracompany loan by Genzyme General to GMO, due on February 10, 2002, and convertible at any time prior thereto, at the Genzyme Board's option, into GMO Designated Shares. The number of GMO Designated Shares resulting from any conversion of the GMO Note will be determined by dividing the principal and interest being converted by the conversion price (the "GMO Conversion Price") in effect on the date of conversion. The initial GMO Conversion Price will be determined upon the closing of a GMO initial public offering in which the aggregate gross proceeds to GMO equal or exceed $10.0 million (an "Offering"), and will be equal to (i) the per share price of the GMO Stock sold in the Offering or, if GMO Stock is not sold in the Offering, (ii) the initial conversion price of the security convertible into GMO Stock that is sold in the Offering, provided that if any portion of the PharmaGenics Note is converted prior to any Offering, the initial GMO Conversion Price is $7.00. The GMO Conversion Price is subject to adjustment upon declaration of any stock dividend or on completion of any subdivision or combination of the GMO Stock.

NOTE L.  RESEARCH AND DEVELOPMENT AGREEMENTS

Revenues from research and development agreements with related parties include the following:


(DOLLARS IN THOUSANDS)                           1997       1996      1995
----------------------                         -------    -------   -------
Fees for research and development activities:
     Neozyme II .............................   $ --       19,799    24,198
     Research contracts .....................    8,041      3,212     2,560
                                                ------    -------   -------
                                                $8,041    $23,011   $26,758
                                                ======    =======   =======

The Company allocates all research and development agreements with unconsolidated affiliates to Genzyme General, GTR or GMO based on the business to which the research relates.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GENZYME GENERAL:

   GENZYME DEVELOPMENT PARTNERS, L.P.
   Genzyme Development Corporation II, a wholly-owned subsidiary of Genzyme, is the General Partner of GDP, a Delaware limited partnership which was formed in September 1989 to develop, produce and derive income from the sale of products (the "Sepra Products") based on hyaluronic acid. Such Sepra Products are intended to be used to limit the incidence and severity of postoperative adhesions.

   The Company has an option (the "GDP Purchase Option") to purchase all of the outstanding partnership interests for a payment of approximately $26.0 million in cash, GGD Stock or a combination thereof determined at Genzyme's sole discretion, plus future royalty payments. The GDP Purchase Option does not become exercisable until at least twenty-four months after the first commercial sale of a product of GDP and certain returns have been earned by GDP. Genzyme elected without obligation to fund the research and development activities of GDP using Genzyme General cash and spent approximately $7.3 million, $6.0 million and $6.4 million on the GDP's programs in 1997, 1996 and 1995, respectively. The Company has agreed to fund the GDP's research and development programs and general and administrative expenses through 1998 but, as General Partner, believes that additional funds will be required to complete the development, clinical testing and commercialization of GDP's products. In 1997, Genzyme made an additional capital contribution of $1.5 million to the Partnership.

   The Company and GDP formed Genzyme Ventures II (the "Joint Venture"), in September 1989 for the purpose of manufacturing and marketing the Sepra Products in the United States and Canada for use in human clinical trials or human surgical procedures. In December 1994, the Company allocated its interests in the Joint Venture to Genzyme General. GDP has contributed its technology and $1.7 million to the Joint Venture and Genzyme General has contributed its agreement to manufacture and market the Sepra Products, to make non-interest bearing loans to the Joint Venture in the amount of any working capital deficiency, and to make capital contributions to the extent deemed necessary by the two venturers in connection with the business of the Joint Venture. The Joint Venture began to engage in active business after receipt of FDA marketing approval for Seprafilm[R] in August 1996. For the years ended December 31, 1997 and 1996, the Joint Venture incurred net losses of $2.3 million and $2.5 million, respectively, primarily attributable to costs associated with the introduction of the Sepra Products to the healthcare marketplace. Summary financial information is not presented as the impact of the Joint Venture's activities on the Company's statement of operations for the year ended December 31, 1997 is not considered to be material.

   NEOZYME II
   In 1992, the Company entered into a development agreement with Neozyme II Corporation ("Neozyme II") whereby the Company was engaged to perform all research, development and clinical testing activities related to products and

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   programs for which Neozyme II was licensed. Pursuant to the terms of the development agreement, Neozyme II was required to reimburse the Company for research and development expenses incurred by Genzyme in connection with the Neozyme II development programs and fulfilled this obligation through October 1996, at which time Genzyme acquired 98.8% outstanding Neozyme II Units through a tender offer (See Note C., "Acquisitions" above).

GTC:
The disclosures related to the research and development agreement between Genzyme and GTC are included in Note H., "Investments" above.

RENAGEL LLC AND ATIII LLC:
The disclosures related to Genzyme General's participation in RenaGel LLC and ATIII LLC, joint ventures with Geltex and GTC, respectively, are included in Note H., "Investments" above.

GENZYME TISSUE REPAIR:
The disclosures related to GTR's participation Diacrin/Genzyme LLC, a joint venture are included in Note H., "Investments" above.

GENZYME MOLECULAR ONCOLOGY:
The disclosures related to GMO's participation StressGen/Genzyme LLC, a joint venture are included in Note H., "Investments" above.


NOTE M.  COMMITMENTS AND CONTINGENCIES

From time to time the Company has been subject to legal proceedings and claims arising in connection with its business. At December 31, 1997, there were no asserted claims against the Company which, in the opinion of management, if adversely decided would have a material adverse effect on the Company's financial position and results of operations.


NOTE N.  INCOME TAXES

Income (loss) before income taxes and the related income tax expense (benefit) are as follows for the year ended December 31:

(DOLLARS IN THOUSANDS)                                                        1997       1996       1995
----------------------                                                        ----       ----       ----
Domestic (includes $7.0 million in charges for purchased research and development in 1997, $130.7 million in charges for purchased research and development and acquisition expenses in 1996, and
  $14.2 million in charges for purchased research and
  development in 1995)  .................................................   $16,907   $(79,930)   $40,551
Foreign .................................................................     8,822     10,308      2,748
                                                                            -------   --------    -------
      Total .............................................................   $25,729   $(69,622)   $43,299
                                                                            =======   ========    =======


(DOLLARS IN THOUSANDS)                    1997        1996         1995
----------------------                  --------    --------     --------

Currently payable:
   Federal .........................    $11,344     $ 23,174     $11,051
   State ...........................      1,754        4,689       4,803
   Foreign .........................      2,971        3,616       1,367
                                        -------     --------     -------
      Total current ................     16,069       31,479      17,221

Deferred:
   Federal .........................     (3,723)     (28,448)      4,507
   State ...........................       (246)         164         (79)
                                        -------     --------     -------
      Total deferred ...............     (3,969)     (28,284)      4,428
                                        -------     --------     -------
Provision (benefit) for income taxes    $12,100     $  3,195     $21,649
                                        =======     ========     =======

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Provisions for income taxes were at rates other than the U.S. Federal statutory tax rate for the following reasons:

                                                           1997     1996   1995
                                                           ----    -----   ----
Tax at U.S. statutory rate .............................   35.0%    35.0%  35.0%
Losses in foreign subsidiary and less than 80%-owned
 subsidiaries with no current tax benefit ..............    3.1      1.4    1.0
State taxes, net .......................................    3.0      5.2    5.2
Foreign sales corporation ..............................   (6.7)    (3.6)  (2.0)
Nondeductible amortization .............................   10.6      3.6    1.9
Benefit of tax credits .................................   (7.7)    --     --
Other, net .............................................   (2.6)     3.7    1.1
Nondeductible interest .................................    2.2     --     --
Utilization of operating loss carryforwards ............   --       (4.5)  (5.2)

Effective tax rate before certain charges - expense ....   36.9     40.8   37.0
                                                           ----     ----   ----
Gross charge for purchased research and development
 net of related tax benefits ...........................   10.1    (36.3)  13.0
                                                           ----    -----   ----
Effective tax rate - expense ...........................   47.0%     4.5%  50.0%
                                                           ====    =====   ====

At December 31 the components of net deferred tax assets were as follows:

(DOLLARS IN THOUSANDS)                             1997            1996
---------------------------------------------    --------        --------
Deferred tax assets:
Net operating loss carryforwards ............    $  7,702        $ 10,427
Tax credits .................................       6,514            --
Deferred gain ...............................       2,237            --
Intangible amortization .....................      46,391          41,183
Investments in unconsolidated subsidiary ....       1,323           1,323
Realized and unrealized capital losses ......      10,182          17,603
Reserves and other ..........................      27,328          19,670
                                                 --------        --------
Gross deferred tax asset ....................     101,677          90,206
Valuation allowance .........................     (14,914)        (16,622)
                                                 --------        --------
Net deferred tax asset ......................      86,763          73,584

Deferred tax liabilities:
Depreciable Assets ..........................     (23,174)        (13,870)
Intangible amortization .....................      (6,509)           --
                                                 --------        --------
Net deferred tax asset ......................    $ 57,080        $ 59,714
                                                 ========        ========

Due to uncertainty surrounding the realization of certain favorable tax attributes primarily relating to capital losses related to the purchase of in-process research and development, the Company placed a valuation allowance of $14.9 million and $16.6 million for December 31, 1997 and December 31, 1996, respectively, against otherwise recognizable deferred tax assets.

Realization of the net deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of loss carryforwards. Although realization is not assured, management believes that it is more likely than not that all of the net deferred tax assets will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 1997 the Company had U.S. net operating loss and tax credit carryforwards of $22.0 million and $6.5 million, respectively, for income tax purposes. These loss carryforwards expire from 2002 to 2012. Utilization of tax net operating loss carryforwards may be limited under Section 382 of the Internal Revenue Code of 1986. Tax credits of $3.9 million expire in 2012. The remaining $2.6 million of tax credits carry forward indefinitely.


NOTE O.  BENEFIT PLANS
Genzyme has a domestic employee savings plan under Section 401(k) of the Internal Revenue Code covering substantially all employees of the Company with the exception of employees of DSP who have a separate retirement savings plan. The plan allows employees to make contributions up to a specified percentage of their compensation, a portion of which are matched by the Company. The Company contributed $1.5 million, $1.1 million, and $0.7 million to the 401(k) Plan in 1997, 1996 and 1995, respectively.

The Company has defined-benefit pension plans covering substantially all the employees of DSP and its foreign subsidiaries. Pension expense for 1997, 1996 and 1995 was approximately $1,100,000, $601,000 and $498,000, respectively. Pension costs are funded as accrued. Actuarial and other disclosures regarding the plans are not presented because they are not material.


NOTE P. FINANCIAL INFORMATION BY GEOGRAPHIC AREA AND SIGNIFICANT CUSTOMERS AND SUPPLIERS

The Company operates in the human healthcare industry and manufactures and markets its products in two major geographic areas, the United States and Europe. The Company's principal manufacturing facilities are located in the United States, United Kingdom, Switzerland and Germany. The Company purchases products from its British, Swiss and German subsidiaries for sale to customers in the United States. Transfer prices from the foreign subsidiaries are intended to allow the United States parent to produce profit margins commensurate with its sales and marketing effort. Genzyme's Netherlands subsidiary is the primary European distributor of the Company's therapeutic products.

Certain information by geographic area follows (dollars in thousands):

                                         UNITED
                                         STATES    NETHERLANDS     UK       OTHER   ELIMINATION  CONSOLIDATION
                                       ----------  -----------  -------    -------  -----------  -------------
1997
----
Net sales -
 unaffiliated customers ..........     $  435,235   $ 40,436    $32,852    $88,562   $    --      $  597,085
Transfers between geographic areas        119,391     63,100     28,205      2,634    (213,330)         --
                                       ----------   --------    -------    -------   ---------    ----------
Total product and service sales...        554,626    103,536     61,057     91,196    (213,330)      597,085

Pre-tax income ...................         14,075      1,539      3,304      2,699       4,112        25,729
Net income .......................          6,233        948      2,172      1,235       3,041        13,629
Assets ...........................      1,236,980     30,638     69,125     39,304     (80,594)    1,295,453
Liabilities ......................        241,330     28,329      2,058     22,114     (10,428)      283,403

1996
----
Net sales -
 unaffiliated customers ..........     $  361,635   $ 56,865    $21,217    $53,716   $    --      $  493,433
Transfers between geographic areas        101,786     33,659     30,435      3,615    (169,495)         --
                                       ----------   --------    -------    -------   ---------    ----------
Total product and service sales...        463,421     90,524     51,652     57,331    (169,495)      493,433

Pre-tax income (loss) ............        (72,439)       920      8,349      1,807      (8,259)      (69,622)
Net income .......................        (74,271)       520      8,349        844      (8,259)      (72,817)
Assets ...........................      1,211,816     33,500     69,378     41,511     (85,697)    1,270,508
Liabilities ......................        306,662     31,930      2,240     27,410         (43)      368,199

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1995
----
Net sales -
 unaffiliated customers ..........     $252,358     $70,532     $13,669     $20,264     $    --        $356,823
Transfers between geographic areas       74,697        --        19,543       4,115       (98,355)         --
                                       --------     -------     -------     -------     ---------      --------
                                        327,055      70,532      33,212      24,379       (98,355)      356,823

Pre-tax income ...................       43,911         836          93       1,759        (3,300)       43,299
Net income .......................       23,826         540          93         491        (3,300)       21,650
Assets ...........................      923,867      27,703      54,594      25,692      (126,655)      905,201
Liabilities ......................      161,339      26,652       1,962      10,041          --         199,994

Substantially all revenue from research and development contracts is earned in the United States. Entities comprising "Other" include Genzyme's operations in Germany, France, Switzerland, Japan, Italy, Belgium, Sweden, Israel, Canada, Spain, Argentina and Brazil. Export sales from the United States were $36.2 million, $27.4 million and $20.5 million in 1997, 1996 and 1995, respectively. Export sales by the Netherlands subsidiary amounted to $40.4 million, $56.9 million and $66.2 million in 1997, 1996 and 1995, respectively. Genzyme's results of operations are highly dependent upon the sales of Cerezyme(R) enzyme and Ceredase(R) enzyme. For the years ended December 31, 1997, 1996 and 1995, sales of Cerezyme(R) enzyme and Ceredase(R) enzyme represented 63%, 62% and 71% of total product sales. In 1997, 1996 and 1995, Genzyme marketed its Cerezyme(R) enzyme and Ceredase(R) enzyme products directly to physicians, hospitals and treatment centers, and sold products representing approximately 18%, 12% and 14%, respectively, of net revenue to an unaffiliated distributor. The credit risk associated with trade receivables is mitigated due to the large number of customers and their broad dispersion over different industries and geographic areas.


NOTE Q.  QUARTERLY RESULTS (UNAUDITED)
Summarized quarterly financial data (in thousands of dollars except per share amounts) for the years ended December 31, 1997 and 1996 are displayed in the following table.

                                            1ST       2ND       3RD       4TH
                                          QUARTER   QUARTER   QUARTER   QUARTER
                                         --------  --------  --------  ---------

1997
----
Net revenue ............................ $146,593  $150,268  $152,094  $159,886
Gross profit ...........................   86,215    90,973    94,466    72,114
Net income (loss) (1,2) ................    9,367     4,269     9,557    (9,564)
Income (loss) per share (3,4):
  Attributable to GGD Stock:
     Basic .............................     0.28      0.27      0.32     (0.11)
     Diluted ...........................     0.27      0.26      0.31     (0.11)

  Attributable to GTR Stock:
     Basic and diluted .................    (0.90)    (0.83)    (0.78)    (1.02)

  Pro forma attributable to GMO
  Stock (5):
     Basic and diluted .................    (0.16)    (2.16)    (1.00)    (1.69)

1996
----
Net revenue ............................ $113,497  $115,635  $142,883  $146,739
Gross profit ...........................   63,459    65,451    73,212    81,299
Net income (loss) (2) ..................   10,292     9,784   (15,840)  (77,053)
Income (loss) per share (3,4):

  Attributable to GGD Stock:
     Basic .............................     0.30      0.30     (0.09)    (0.91)
     Diluted ...........................     0.26      0.27     (0.09)    (0.91)

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Attributable to GTR Stock:
  Basic and diluted ....................       (0.71)      (0.83)      (0.78)      (1.02)

  Pro forma attributable to GMO Stock (5):
  Basic and diluted ....................       (0.06)      (0.06)      (0.06)      (0.08)

--------------

(1) Includes pre-tax charges in the fourth quarter of 1997 of $29.2 million related to resulting from certain strategic financial provisions recorded in December 1997 (see Note B., "Strategic Financial Provisions" above).

(2) Includes pre-tax charges in the second quarter of 1997 and third and fourth quarters of 1996 of $7.0 million, $24.2 million and $106.5 million, respectively for acquired incomplete technology (see Note C., "Acquisitions" above).

(3) Income (loss) per share data for the first three quarters of 1997 and for all quarters of 1996 have been restated to reflect the adoption in December 1997 of SFAS 128, "Earnings Per Share". (See Note A. "Summary of Significant Accounting Policies" above.)

(4) Cumulative quarterly income per share data does not equal the annual amounts due to changes in the average common and common equivalent shares outstanding.

(5) Pro forma net loss per share data is presented for GMO Stock for the first and second quarters of 1997 and all four quarters of 1996 as there were no shares of GMO Stock outstanding prior to June 18, 1997. In each such quarter, approximately 3,910,000 shares of GMO Stock, which represents the shares of GMO Stock issued to effect the merger with PharmaGenics, were used for the pro forma loss per share calculation.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GENZYME CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of Genzyme Corporation:

We have audited the accompanying consolidated balance sheets of Genzyme Corporation and Subsidiaries as of December 31, 1997 and 1996, the related consolidated statements of operations, cash flows and stockholders' equity, and the consolidated financial statement schedule for each of the three years in the period ended December 31, 1997. The consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genzyme Corporation and Subsidiaries as of December 31, 1997 and 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. In addition, in our opinion, the consolidated financial statement schedule taken as a whole presents fairly, in all material respects, the information required to be included therein.


                                           /s/ Coopers & Lybrand L.L.P.
                                           -------------------------------
                                           COOPERS & LYBRAND L.L.P.

Boston, Massachusetts
February 27, 1998

                      GENZYME CORPORATION AND SUBSIDIARIES
                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

===============================================================================


COLUMN A                                COLUMN B                 COLUMN C                  COLUMN D        COLUMN E
-----------------------------------------------------------------------------------------------------------------------
                                                                 ADDITIONS
                                                         ------------------------
                                        BALANCE AT       CHARGED TO       CHARGED                          BALANCE
                                        BEGINNING        COSTS AND        TO OTHER                         AT END
DESCRIPTION                             OF PERIOD        EXPENSES         ACCOUNTS         DEDUCTIONS      OF PERIOD
-----------------------------------------------------------------------------------------------------------------------
Year ended December 31, 1997:
Allowance for doubtful accounts         $16,508,400      $ 2,835,000                       $7,205,400      $12,138,000

Inventory Reserve                       $ 7,674,200      $19,505,000(1)           --       $3,840,000      $23,339,200

Year ended December 31, 1996:
Allowance for doubtful accounts         $ 8,158,800      $ 8,331,600      $2,534,000(2)    $2,516,000(3)   $16,508,400

Inventory Reserve                       $ 3,082,200      $ 5,853,600                       $1,261,600      $ 7,674,200

Year ended December 31, 1995:
Allowance for doubtful accounts         $ 6,169,100      $ 5,390,000                       $3,400,100(3)   $ 8,159,000

Inventory Reserve                       $ 1,131,000      $ 2,920,700                       $  969,500      $ 3,082,200

(1) Includes $13.4 million of strategic financial provisions (See Note B., "Strategic Financial Provisions" to the Consolidated Financial Statements).

(2) Reserve acquired in acquisition.

(3) Uncollectible accounts written off, net of recoveries.