Form 10-K, Exhibit 13
period 1997-12-31
GENZYME CORP
filed 1998-03-31
CIK 732485

                                                                    EXHIBIT 13.2

                                FINANCIAL STATEMENTS

                                                                        PAGE NO.

I.  GENZYME TISSUE REPAIR

    Selected Financial Data............................................     2
    Management's Discussion And Analysis Of Financial Condition And
     Results Of Operations.............................................     4
    Combined Balance Sheets - December 31, 1997 and 1996...............    10
    Combined Statements of Operations - For the Years Ended
     December 31, 1997, 1996 and 1995..................................    11
    Combined Statements of Cash Flows - For the Years Ended
     December 31, 1997, 1996 and 1995..................................    12
    Notes to Combined Financial Statements.............................    13
    Report of Independent Accountants..................................    21

GENZYME TISSUE REPAIR
SELECTED FINANCIAL DATA

COMBINED STATEMENTS OF OPERATIONS DATA
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------
                                                    1997         1996        1995        1994        1993
                                                    ----         ----        ----        ----        ----
Revenues:
   Net service sales ..........................   $10,856     $ 7,312     $ 5,220     $   324     $     -
   Related party revenues:
    Technology license fee (1) ................         -           -           -           -       2,000
   Revenues from research and development
     contracts ................................         -           -           -           -       2,684
                                                  -------     -------     -------     -------     -------
      Total revenues ..........................    10,856       7,312       5,220         324       4,684

Operating costs and expenses:
   Cost of services sold ......................    11,788      11,193       4,731         287           -
   Selling, general and administrative ........    25,571      27,111      12,927         964         701
   Research and development (including research
    and development related to contracts) .....    10,845      10,880      10,938       3,638       2,805
   Purchase of in-process research and
    development (2) ...........................         -           -           -      11,215      25,000
                                                  -------     -------     -------     -------     -------
      Total operating costs and expenses ......    48,204      49,184      28,596      16,104      28,506
                                                  -------     -------     -------     -------     -------

Operating loss ................................   (37,348)    (41,872)    (23,376)    (15,780)    (23,822)

Other income (expenses):
   Interest income ............................       979       1,432       1,386          29           -
   Interest expense ...........................    (2,896)       (148)        (40)          -           -
   Equity in net loss of joint venture (3) ....    (6,719)     (1,727)          -           -           -
                                                  -------     -------     -------     -------     -------
      Total other income (expenses)  ..........    (8,636)       (443)      1,346          29           -
                                                  -------     -------     -------     -------     -------

Loss before income taxes ......................   (45,984)    (42,315)    (22,030)    (15,751)    (23,822)
                                                  -------     -------     -------     -------     -------
Provision for income taxes ....................         -           -           -           -         (38)
Tax benefit allocated to Genzyme General ......         -           -           -           -        (255)
Net loss attributable to Genzyme Tissue Repair
  stock (4) ...................................   (45,984)    (42,315)    (22,030)    (15,751)    (24,115)
                                                  =======     =======     =======     =======     =======
Per Genzyme Tissue Repair common share
  (basic and diluted):
  Net loss (4) ................................   $ (3.07)    $ (3.38)    $ (2.28)    $ (4.40)    $ (7.43)
                                                  =======     =======     =======     =======     =======
  Weighted average shares outstanding (4) .....    14,976      12,525       9,659       3,578       3,245
                                                  =======     =======     =======     =======     =======


GENZYME TISSUE REPAIR
SELECTED FINANCIAL DATA (CONTINUED)

COMBINED BALANCE SHEET DATA(7):                    DECEMBER 31,
--------------------------------------------------------------------------------
                                   1997      1996      1995      1994      1993
                                 -------   -------   -------   -------   -------
Cash and investments (5) ......  $31,915   $16,230   $47,573   $24,808   $     -
Working capital ...............   31,434    14,232    44,374    20,557         -
Total assets ..................   56,818    42,593    52,649    28,435         -
Long-term debt (6) ............   30,681    18,000         -         -         -
Division equity (6,7,8) .......   20,203    18,084    45,926    23,313         -

There were no cash dividends paid.

-----------------------

NOTES TO SELECTED FINANCIAL DATA:

(1) Genzyme Tissue Repair Division ("Genzyme Tissue Repair" or "GTR") received a $2.0 million technology license fee from the Neozyme Corporation ("Neozyme I") in July 1993 related to the expansion of the Vianain(R) debriding product.

(2) GTR acquired (a) the rights to the Neozyme I Vianain(R) development program in 1993, and (b) all of the outstanding stock of BioSurface Technology, Inc. ("BioSurface") in 1994. These acquisitions were accounted for as purchases. In-process research and development acquired in connection with the acquisitions was charged to operations.

(3) In 1996, in connection with the formation of a joint venture with Diacrin, Inc., the Genzyme Board of Directors (the "Genzyme Board") authorized the allocation of up to $20.0 million in cash from Genzyme General Division ("Genzyme General" or "GGD") to GTR. In 1997 and 1996, GTR received $5.1 million and $1.9 million, respectively, in cash from Genzyme General to fund the joint venture in exchange for the rights to 489,810 and 231,645 GTR Designated
Shares, respectively. (See Note F., "Investments and Other Noncurrent
Assets" below).

(4) Net loss attributable to GTR and net loss per share for the year ended December 31, 1993 gives effect to the management and accounting policies adopted by the Genzyme Board in connection with the creation of GTR and, accordingly, is a pro forma presentation.

(5) Cash and investments includes cash, cash equivalents, and short- and long-term investments.

(6) In December 1996, GTR borrowed $18.0 million under Genzyme Corporation's ("Genzyme" or the "Company") $225.0 million revolving credit facility to fund operations. At December 31, 1997 this $18.0 million is still outstanding.

On February 28, 1997, GTR raised $13.0 million through the private placement of a 5% convertible note due February 27, 2000 (the "GTR Note") to an affiliate of Credit Suisse First Boston Corporation. In the first quarter of 1997, GTR recorded $11.5 million of proceeds attributed to the value of the debt and $1.5 million attributed to the value of the conversion feature (recorded as an increase to division equity). (See Note H., "Long-term Obligations and Leases" below).


(7) In December 1994, the outstanding shares of Genzyme common stock were redesignated as Genzyme General Division Common Stock ("GGD Stock") on a share-for-share basis and a second class of common stock designated as Genzyme Tissue Repair Division Common Stock ("GTR Stock") was distributed on the basis of .135 of one share of GTR Stock for each share of Genzyme's previous common stock held by stockholders of record on December 16, 1994. In December 1994, Genzyme issued 5,000,000 shares of GTR Stock valued at $25.3 million in connection with the acquisition of BioSurface.

(8) In November 1997, GTR sold 4,000,000 shares of GTR Stock to the public for $7.75 per share. Net proceeds from the offering after underwriting discounts and commissions were $29.0 million. In September 1995, GTR completed the sale of 3,000,000 shares of GTR Stock for net proceeds of $42.3 million. In June 1996 and June 1997, GTR received $10.0 million from Genzyme General for 1,000,000 GTR Designated Shares issued pursuant to the terms of the purchase option agreement between Genzyme General and GTR.

 .

MANAGEMENT'S DISCUSSION AND ANALYSIS OF GENZYME TISSUE REPAIR'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

DESCRIPTION OF BUSINESS

This discussion contains forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent the expectations of the management of GTR and Genzyme as of the filing date of this Annual Report. The actual results for both GTR and Genzyme could differ materially from those anticipated by the forward-looking statements due to the risks and uncertainties described under the caption "Factors Affecting Future Operating Results" for GTR and Genzyme, respectively. Stockholders and potential investors should consider carefully each of these risks and uncertainties in evaluating the financial condition and results of operations of GTR and Genzyme.

Genzyme provides separate financial statements for the Company and its subsidiaries on a consolidated basis and for each of Genzyme General, GTR and Genzyme Molecular Oncology Division ("Genzyme Molecular Oncology" or "GMO"). The financial statements of each division include the financial position, results of operations and cash flows of programs and products allocated to the division under the Company's Restated Articles of Organization, as amended (the "Genzyme Charter"), and the management and accounting policies adopted by the Genzyme Board to govern the relationship of the divisions. The financial information of Genzyme General, GTR and GMO, taken together, include all accounts which comprise the consolidated financial information presented for Genzyme and its subsidiaries.

For purposes of financial statement presentation, all of Genzyme's programs and products are allocated to Genzyme General, GTR or GMO. Notwithstanding this allocation, Genzyme continues to hold title to all of the assets and is responsible for all of the liabilities allocated to each of the divisions. Holders of Genzyme General Stock, GTR Stock and Genzyme Molecular Oncology Division Common Stock ("GMO Stock") have no specific claim against the assets attributed to the division whose performance is associated with the series of stock they hold. Liabilities or contingencies of one division that affect Genzyme's resources or financial condition could affect the financial condition or results of operations of any other division.

Stockholders and potential investors should, therefore, read this discussion and analysis of GTR's financial position and results of operations in conjunction with the financial statements and related notes of GTR and the discussion and analysis of Genzyme's financial position and results of operations and financial statements and related notes of Genzyme, all of which are included with this Annual Report.

RESULTS OF OPERATIONS

1997 COMPARED TO 1996

REVENUES.
Revenues in 1997 increased 49% to $10.9 million from $7.3 million in 1996. Sales of the Carticel(TM) autologous cultured chondrocytes ("Carticel(TM) AuCC") were $6.6 million, compared to $3.1 million in 1996. The growth in sales of Carticel(TM) AuCC is primarily attributable to increased acceptance by orthopedic surgeons and insurance companies, most notably following issuance by the U.S. Food and Drug Administration ("FDA") of a biologics license to GTR in August 1997 for Carticel(TM) AuCC, and a continued increase in the number of orthopedic surgeons trained in the procedure utilizing the service. Sales of the Epicel[SM] Service were $4.3 million in 1997, compared to $4.2 million in 1996, due to a slight increase in the number of burn incidents requiring the service.

MARGINS AND OPERATING EXPENSES.
GTR's costs of services sold were $11.8 million in 1997 as compared to $11.2 million in 1996. Costs of services sold exceeded revenues by 9% in 1997 and 53% in 1996. The improvement in service margins is primarily attributable to the higher sales volume and efficiencies gained in the manufacturing process.

Selling, general and administrative ("SG&A") expenses in 1997 were $25.6 million, a decrease of 6% from SG&A expenses of $27.1 million in 1996. The decrease is due primarily to a decrease in expenses incurred in connection with the marketing of Carticel(TM) AuCC in 1996. GTR incurs direct SG&A expenses as well as a SG&A charge, based on actual amounts incurred, from Genzyme General for SG&A work performed by Genzyme General on behalf of GTR. In 1997, $7.7 million of SG&A services were provided by Genzyme General, compared to $9.1 million in 1996 due to a decrease in expenses incurred in connection with the marketing of Carticel (TM) AuCC in 1996.

Research and development expenses were $10.8 million in 1997 and $10.9 million in 1996. In 1997, $7.7 million of the total research and development expenses incurred by GTR resulted from charges for research and development services provided by Genzyme General to GTR, compared to $6.9 million in 1996.

OTHER INCOME AND EXPENSES.
Interest income was $1.0 million in 1997 as compared to $1.4 million in 1996, due primarily to lower average cash balances during the year.

Interest expense in 1997 was $2.9 million as compared to $0.1 million in 1996. Interest expense increased in 1997 as a result of $0.5 million of interest related to the addition of $11.5 million of debt from the GTR Note in February 1997 (see "Liquidity and Capital Resources"), $1.1 million of interest charges to accrete this debt to its face value and additional interest from increases in borrowing under a revolving credit facility in June 1996 and December 1996 of $8.0 million and $3.0 million, respectively.

On October 1, 1996, Diacrin/Genzyme LLC was established as a joint venture between GTR and Diacrin, Inc. to develop and commercialize products and processes using porcine fetal cells for the treatment of Parkinson's disease and Huntington's disease in humans. Under the terms of the joint venture agreement, GTR is required to provide 100% of the initial $10.0 million of the funding requirements and 75% of the next $40.0 million of funding requirements for products to be developed by the joint venture. Thereafter, all costs will be shared equally between GTR and Diacrin. Profits from the joint venture will be shared equally by the two parties. For the year ended December 31, 1997, GTR had provided $6.8 million of funding to the joint venture and realized a net loss of $6.7 million from the joint venture, compared to $1.9 million of funding to the joint venture and a net loss of $1.7 million from the joint venture as of December 31, 1996. GTR's funding commitment to the joint venture is expected to be approximately $10.0 million for 1998.

1996 COMPARED TO 1995

REVENUES.
Revenues in 1996 increased 40% to $7.3 million from $5.2 million in 1995. Sales of Carticel(TM) AuCC were $3.1 million, compared to $0.6 million in 1995, the year in which Carticel(TM) AuCC was launched. The increase in Carticel(TM) AuCC sales resulted primarily from the increase in the number of surgeons trained in the procedure utilizing Carticel(TM) AuCC. Sales of the Epicel[SM] Service in 1996 decreased 9% to $4.2 million, due to a decrease in the number of burn incidents requiring the service.

MARGINS AND OPERATING EXPENSES.
GTR's costs of services sold exceeded revenues by 53% in 1996, compared to a gross profit of 9% in 1995, due to increased spending for the expansion of manufacturing capacity.

SG&A expenses in 1996 were $27.1 million, an increase of 110% over 1995. The increase resulted from the expenses and staffing to support revenue growth and increased surgeon training costs related to Carticel(TM) AuCC. GTR incurs direct SG&A expenses as well as a SG&A charge, based on actual amounts incurred, from Genzyme General for SG&A work performed by Genzyme General on behalf of GTR. In 1996, $9.1 million of SG&A services were provided by Genzyme General, compared to $4.4 million in 1995, due to an increase in the level of operations related to Carticel(TM) AuCC.

Research and development expenses were $10.9 million in each of 1996 and 1995. Increases in expenses associated with the TGF[Beta](2) program were offset by decreases in the Vianain(R) program. In 1996, $6.9 million of the total research and development expense incurred by GTR resulted from charges for services provided by Genzyme General to GTR, compared to $4.7 million in 1995.

OTHER INCOME AND EXPENSES.
Interest income was $1.4 million in each of 1996 and 1995, due primarily to level average cash balances during the year. Interest expense in 1996 was $0.1 million, net of capitalized interest on construction in-progress of $0.2 million, compared to $0.05 million in 1995. Interest expense increased in 1996 due to interest on borrowings. See "Liquidity and Capital Resources " for a description of the borrowings.

LIQUIDITY AND CAPITAL RESOURCES
As of December 31, 1997, GTR had cash, cash equivalents and short-term investments of $31.9 million, an increase of $15.7 million from December 31, 1996. In 1997, GTR used $37.2 million of cash for operations and $16.8 million for investing activities. In the year ended December 31, 1997, investing activities provided $0.8 million from the sale of equipment and used $6.8 million of cash to fund GTR's investment in Diacrin/Genzyme LLC, and $0.5 million to purchase equipment. Financing activities provided $59.2 million of cash, of which $14.9 million was allocated to GTR from Genzyme General, $13.0 million consisted of proceeds from the issuance of debt, $29.0 million consisted of proceeds from the sale of GTR Stock to the public and $2.4 million consisted of proceeds from the exercise of stock options and stock issued under the employee stock purchase plan. Of the $13.0 million in proceeds from the GTR Note, GTR recorded $11.5 million of proceeds attributable to the value of the convertible debt and $1.5 million attributable to the value of the conversion feature (recorded as an increase to division equity). The $11.5 million will be accreted to the face value of the debt by a charge to interest expense of $1.5 million over the term of the initial 15 month conversion period. As of December 31, 1997, $18.0 million of funds allocated to GTR in December 1996 under the Revolving Credit Facility remained outstanding.

In November 1997, GTR sold 4,000,000 shares of GTR Stock to the public for $7.75 per share. Net proceeds from the offering after underwriting discounts and commissions were $29.0 million.

GTR believes its available cash and investments, including the proceeds from the November 1997 stock offering, will be sufficient to finance planned operations and capital requirements through the end of 1998. GTR must raise significant additional capital in order to continue operations at current levels beyond 1998. GTR's plans to raise additional capital include the consideration of the sale of additional equity securities, strategic alliances with third parties to fund further developments and marketing of Carticel(TM) AuCC and other business transactions that would generate capital resources to assure continuation of GTR's operations and research programs. If these initiatives are not successful, GTR may be required to delay, scale back or eliminate certain of its programs, or to license third parties to commercialize technologies or products that the division would otherwise undertake itself.

For a discussion of the demands, commitments and events that may affect the liquidity and capital reserves of Genzyme Corporation and GTR, see also Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations - Liquidity and Capital Resources included in this Annual Report.

NEW ACCOUNTING PRONOUNCEMENTS AND YEAR 2000
For a discussion of new accounting pronouncements and Year 2000 impact, see Management's Discussion and Analysis of Financial Condition and Results of Operations - New Accounting Pronouncements, Year 2000 and Financial Reporting Release No. 48 ("FRR 48") included in this Annual Report.

FACTORS AFFECTING FUTURE OPERATING RESULTS

The future operating results of GTR could differ materially from the results described above due to the risks and uncertainties described below and under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations -- Factors Affecting Future Operating Results" included in this Annual Report.

NO ASSURANCE OF COMMERCIAL SUCCESS OF CARTICEL(TM) AuCC. In August 1997, the FDA approved GTR's BLA for Carticel(TM) AuCC. As a condition to such approval, GTR has agreed to conduct two confirmatory post-marketing studies, one of which will compare the long-term clinical effects of treatment with Carticel(TM) AuCC to certain other available treatments and the other of which will compare treatment with Carticel(TM) AuCC against a placebo implant. Should these post-marketing studies demonstrate that treatment with Carticel(TM) AuCC is not superior to the alternatives studied, the FDA may suspend or terminate GTR's license to market the product. If GTR were prohibited from marketing Carticel(TM) AuCC in the U.S., its results of operations would be materially adversely affected.

The commercial success of Carticel(TM) AuCC will also depend materially on the ability of GTR to increase the approval rate for reimbursement of the product from third party payers. Although GTR has seen a substantial increase in the development of broad policy coverage for Carticel(TM) AuCC since the August 1997 FDA approval of the product, there can be no assurance that the recent increase in reimbursement approvals will continue.

Although FDA approval is a critical requirement for most plans to adopt favorable policy coverage for new treatments, a number of major insurance plans also base their decisions on technology assessments conducted by individual plans or by independent associations such as the Blue Cross Blue Shield Association ("BCBSA"). The BCBSA Technology Assessment Committee (the "BCBSA Committee") met in late September 1997 to review the Carticel(TM) AuCC treatment.

The BCBSA has indicated that it does not believe Carticel(TM) AuCC meets all of the published criteria used by BCBSA to evaluate new treatments. GTR is in discussions with BCBSA regarding this assessment. While a favorable review by the BCBSA Committee is not required for individual Blue Cross/Blue Shield plans to approve policy coverage for a new treatment, it is a factor in the decision process for many plans. Because of the BCBSA Committee report, implementation of policy coverage for Carticel(TM) AuCC by many Blue Cross/Blue Shield plans could be delayed. Since these plans represent approximately 60 million, or 25% of insured lives in the U.S., GTR's ability to access a substantial portion of the market for Carticel(TM) AuCC could also be delayed. Other indemnity plans have given GTR coverage for approximately 115 million insured lives in the U.S.

GTR is marketing Carticel(TM) AuCC to orthopedic surgeons. The commercial success of the product depends on the extent to which sufficient numbers of surgeons who are trained by GTR incorporate the product into their existing practices. There can be no assurance that GTR will be successful in marketing Carticel(TM) AuCC to such surgeons or that such surgeons will use Carticel(TM) AuCC to the extent anticipated by GTR.

GTR OPERATING LOSSES AND CASH REQUIREMENTS. GTR is expected to experience significant operating losses at least through 1998 as the market introduction of Carticel(TM) AuCC continues and its research and development and clinical programs progress. There can be no assurance that GTR will ever achieve a profitable level of operations or that profitability, if achieved, can be sustained on an ongoing basis. GTR anticipates that its existing cash, together with existing cash balances allocated to GTR or approved for reallocation from Genzyme General and cash generated from the sale of Carticel(TM) AuCC and the Epicel[SM] Service, will be sufficient to fund GTR's operations through the end of 1998. Significant additional funds may be required to continue operations at anticipated levels beyond 1998, however, and GTR may be required to delay, scale back or eliminate certain of its programs or to license third parties to commercialize technologies or products that it would otherwise undertake itself if it does not have sufficient capital or is not successful in raising additional capital.

GTR's cash requirements may vary from those now planned as a result of numerous factors, including revenue fluctuations, reimbursement denials for GTR's products, results of research and development and clinical testing by GTR and its collaborators, competing technological and market developments and the cost and timing of clinical trials and regulatory approvals. In addition, if GTR commits to fund additional joint ventures or strategic collaborations or uses cash to effect acquisitions, its cash requirements may increase significantly.

FLUCTUATIONS IN GTR'S QUARTERLY RESULTS. Revenues generated from the sale of Carticel(TM) AuCC are expected to fluctuate as GTR enrolls and trains additional orthopedic surgeons and the product gains market and third party payer acceptance. GTR's management is unable to predict the timing or magnitude of such fluctuations, although GTR expects that its revenues from the sale of Carticel(TM) AuCC may be lower in the summer months as fewer operative procedures are typically performed during those months. Sales of the Epicel[SM] Service for the treatment of severe burns also comprise a material percentage of GTR's revenues. Revenues realized from the Epicel[SM] Service fluctuate from quarter to quarter due to the dependency of such revenues on many unpredictable factors, including the number and survival rate of patients for which the Epicel[SM] Service is the indicated treatment. Since GTR is required to maintain extensive tissue culture facilities and a staff of trained personnel for both Carticel(TM) AuCC and the Epicel[SM] Service, a significant portion of GTR's costs are fixed and, therefore, fluctuations in demand can have a material adverse effect on GTR's results of operations.

COLLABORATION WITH DIACRIN, INC. - NO CURRENTLY APPROVED XENOTRANSPLANTATION-BASED PRODUCTS; RELIANCE ON CELL TRANSPLANTATION TECHNOLOGY. GTR has formed a joint venture with Diacrin to develop and commercialize products based on transplantable fetal porcine brain cells for the treatment of Parkinson's disease and Huntington's disease. Human therapeutic products based on the transplantation of cells obtained from animals ("xenotransplantation") represent a novel therapeutic approach that has not been subject to extensive clinical testing. Xenotransplantation also poses a risk that viruses or other animal pathogens will be unintentionally transmitted to a human patient. The joint venture has been required by the FDA to perform certain assays to determine whether porcine retrovirus is present in patients that have received porcine cells. These assays have been performed on samples taken from all patients who have received NeuroCell(TM)-PD and no porcine retrovirus was detected in those samples. The joint venture has also been required by the FDA to perform additional assays on its porcine cellular products to determine if active porcine retroviruses are present and no retrovirus was detected. The joint venture has been required by the FDA to develop an additional test for the detection of porcine retrovirus and has been instructed to routinely monitor patient blood samples for the presence of porcine retrovirus. If porcine retrovirus is detected in this test or samples, additional tests may be required to assess the risk to patients of porcine retrovirus infection. If such additional tests are required, trials of the joint venture's porcine cell products may be delayed. While porcine retrovirus has not been shown to cause any disease in pigs, it is not known what effect, if any, porcine retrovirus may have on human beings. The joint venture's porcine cell product development programs would be negatively impacted by the detection of infectious porcine retrovirus in porcine cells or clinical trial subjects. An inability to proceed with further trials or a substantial delay in the clinical trials would have a material adverse effect on the Company.

The FDA has issued draft regulatory guidelines to reduce the risk of contamination of xenotransplanted cellular products with infectious agents. Although GTR's management believes the processes used to produce the porcine cell products under development by the joint venture would comply with the guidelines as drafted, such guidelines may undergo substantial revision before definitive guidelines are issued by the FDA. There can be no assurance that definitive guidelines will be issued by the FDA or that processes used by the joint venture will comply with any guidelines that may be issued.

No xenotransplantation-based therapeutic product has been approved by the FDA and there can be no assurance that any products developed by the joint venture will be approved by the FDA or regulatory authorities in other countries. There can also be no assurance that xenotransplantation-based products, including the joint venture's product candidates, will be accepted by the medical community or third party payers or that the degree of such acceptance will not limit the size of the market for such products.

The success of the joint venture is also dependent upon the successful development of cell transplantation technology. This technology currently has limited clinical applications and there can be no assurance that it will result in the development of any therapeutic products. If the cell transplantation technology does not result in the development of such products, the joint venture may be required to change dramatically the scope and direction of its product development activities.

RELIANCE ON AGREEMENTS WITH KEY COLLABORATORS. Carticel(TM) AuCC has been developed based on the work of a group of Swedish physicians, the two leaders of which are performing consulting services for GTR relating to the commercialization and further development of the product. These two physicians are parties to research and development consulting agreements with GTR (the "Consulting Agreements") which prohibit them, without GTR's consent, from performing consulting services for others in the field of cartilage and bone repair. In addition, pursuant to the Consulting Agreements, each physician (i) is prohibited from engaging in any business activity that is in competition with the products or services being developed, manufactured or sold by GTR during the term of the Consulting Agreements (currently through 1998) and for a period of one year after termination thereof, (ii) is subject to non-disclosure obligations and (iii) has assigned to GTR all rights to inventions resulting from work performed by each physician as a consultant to GTR, subject to royalties payable to the inventing physician. There can be no assurance that the two physicians will honor their obligations under the Consulting Agreements or that such agreements will be renewed beyond 1998. In addition, there can be no assurance that individuals who are familiar with the know-how underlying Carticel(TM) AuCC through their association with these physicians will not disclose such information to GTR's competitors. The occurrence of either of these events could have a material adverse effect on GTR's results of operations.

GTR is conducting additional research relating to Carticel(TM) AuCC pursuant to a sponsored research agreement with the University of Gotenburg in Sweden and certain physicians, including the two referred to above. The sponsored research agreement requires that all members of the investigative team maintain the confidentiality of all information pertaining to GTR and its business that may become known to them in connection to their work under the agreement. The agreement also states that all inventions conceived or reduced to practice during the course of the research program will be the property of GTR, subject to royalties payable to the inventing physician. There can be no assurance that the sponsored research agreement will be honored by the individuals performing services thereunder.

COMPETITION. GTR is engaged in a segment of the human health care products industry that is extremely competitive. Competitors in the U.S. and elsewhere are numerous and include major pharmaceutical, chemical and biotechnology companies, many of which have substantially greater capital resources marketing experience, research and development staffs and facilities than GTR. These companies may succeed in developing products that are more effective than any that have been or may be developed by GTR and may also be more successful than GTR in producing and marketing these products. GTR is aware of at least one company that is culturing autologous chondrocytes for cartilage repair in Europe and numerous additional companies developing competing products for cartilage repair and the treatment of Parkinson's disease, Huntington's disease, burns, chronic wounds and multiple sclerosis.

The process used by GTR to grow autologous chondrocytes is not patentable, and GTR does not yet have significant patent protection covering the other methodologies used in providing Carticel(TM) AuCC. Consequently, GTR is unable to prevent a competitor from developing the ability to grow cartilage cells and from offering a product that is similar or superior to Carticel(TM) AuCC. GTR's results of operations could be materially adversely affected if a competitor were to develop such know-how and obtain FDA approval for an autologous chondrocyte product. GTR is aware of at least one other company that is culturing autologous chondrocytes for cartilage repair in Europe.

UNCERTAINTY REGARDING PATENTS AND PROPRIETARY TECHNOLOGY. GTR does not yet have significant patent protection covering the methodologies used in providing Carticel[TM] AuCC. Consequently, GTR is unable to prevent a competitor from developing the ability to grow cartilage cell cultures and from offering a service that is similar or superior to Carticel[TM] AuCC. GTR's results of operations could be materially and adversely affected if a competitor were to develop such know-how.


DILUTION.
Pursuant to an agreement made at the time of formation of GTR, the Genzyme Board may allocate up to $10.0 million from Genzyme General to GTR on or before June 14, 1998 in exchange for 1,000,000 GTR Designated Shares. In addition, the Genzyme Board has authorized the allocation of up to $20.0 million in cash from Genzyme General to GTR (the "GTR Equity Line"). Any amounts allocated to GTR under the GTR Equity line will result in an increase in such number of GTR Designated Shares determined by dividing (i) the amount of cash allocated by
(ii) the average of the daily closing prices of GTR Stock for the 20 consecutive trading days commencing on the 30th trading day prior to the date of such allocation. Of the $20.0 million authorized for allocation to GTR, approximately $7.0 million had been allocated as of December 31, 1997.

The GTR Designated Shares are not issued or outstanding, but may be issued from time to time by the Genzyme Board without allocating any proceeds to GTR or distributed as a stock dividend to the holders of GGD Stock. As of December 31, 1997, there were approximately 885,000 GTR Designated Shares reserved for issuance. Pursuant to the management and accounting policies adopted by the Genzyme Board, Genzyme is required to distribute or sell the GTR Designated Shares annually to the extent that the number of such shares (excluding those reserved for GGD option holders and the holders of instruments convertible into GGD Stock) exceeds 10% of the shares of GTR Stock outstanding. Genzyme is unable to predict the effect that the sales or distributions described in this paragraph may have on the then prevailing market price of GTR Stock.

In addition, Genzyme currently has reserved approximately 2,577,000 shares of GTR Stock for issuance upon conversion of amounts payable under the GTR Note. The actual number of shares issued upon conversion of the GTR Note may be more or less than the number currently reserved. The GTR Note is convertible into shares of GTR Stock at a discount to the average of the closing bid prices of GTR Stock as reported by the Nasdaq National Market for the 25 trading days immediately preceding the applicable conversion date (the "Conversion Price"). This discount began at 2% on August 27, 1997 and increases by an additional one percent per month thereafter until May 27, 1998. After May 27, 1998, the Conversion Price will be equal to the lesser of : (i) 89% of the Conversion Price calculated as of the actual conversion date and (ii) 89% of the Conversion Price calculated as of May 27, 1998.

POSSIBLE VOLATILITY OF SHARE PRICE AND ABSENCE OF DIVIDENDS.
The market prices for securities of biotechnology companies have been volatile. Factors such as announcements of technological innovations or new commercial products by Genzyme or its competitors, governmental regulation, patent or proprietary rights developments, public concern as to the safety or other implications of biotechnology products and market conditions in general may have a significant impact on the market price of GTR Stock. No cash dividends have been paid to date on Genzyme common stock, nor does Genzyme anticipate paying cash dividends on such stock in the foreseeable future.

GENZYME TISSUE REPAIR
COMBINED BALANCE SHEETS

(AMOUNTS IN THOUSANDS)                                             DECEMBER 31,
--------------------------------------------------------------------------------
                                                                 1997       1996
                                                                 ----       ----
                                     ASSETS
Current assets:
  Cash and cash equivalents ................................  $21,120    $15,912
  Short-term investments ...................................   10,795        318
  Accounts receivable, net..................................    2,221      1,677
  Inventories ..............................................    1,973      1,823
  Prepaid expenses and other current assets ................      732        334
                                                              -------    -------
   Total current assets ....................................   36,841     20,064

Property, plant and equipment, net .........................   19,524     22,229

Other noncurrent assets ....................................      453        300
                                                              -------    -------
   Total assets ............................................  $56,818    $42,593
                                                              =======    =======

                         LIABILITIES AND DIVISION EQUITY

Current liabilities:
  Accounts payable ...................................        $ 1,378    $ 1,749
  Accrued expenses ...................................          2,816      2,479
  Due to Genzyme General .............................          1,213      1,604
                                                              -------    -------
    Total current liabilities ........................          5,407      5,832

Long-term debt .......................................         18,000     18,000
Convertible debenture, net ...........................         12,681          -
Other noncurrent liabilities .........................            527        677
                                                              -------    -------
   Total liabilities .................................         36,615     24,509

Commitments and Contingencies (See Notes) ............

Division equity (Note J) .............................         20,203     18,084
                                                              -------    -------
   Total liabilities and division equity .............        $56,818    $42,593
                                                              =======    =======

 The accompanying notes are an integral part of these combined financial statements.

GENZYME TISSUE REPAIR
COMBINED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)       FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------
                                                 1997       1996         1995
                                                 ----       ----         ----
Revenues:
  Net service sales .....................     $ 10,856    $  7,312     $  5,220

Operating costs and expenses:
  Cost of services sold .................       11,788      11,193        4,731
  Selling, general and administrative ...       25,571      27,111       12,927
  Research and development ..............       10,845      10,880       10,938
                                              --------    --------     --------
  Total operating costs and expenses ....       48,204      49,184       28,596
                                              --------    --------     --------
Operating loss ..........................      (37,348)    (41,872)     (23,376)

Other income (expenses):
  Equity in loss of joint venture .......       (6,719)     (1,727)           -
  Interest income .......................          979       1,432        1,386
  Interest expense ......................       (2,896)       (148)         (40)
                                              --------    --------     --------
  Total other income (expenses) .........       (8,636)       (443)       1,346
                                              --------    --------     --------

Net loss ................................     $(45,984)   $(42,315)    $(22,030)
                                              ========    ========     ========

Per Genzyme Tissue Repair basic and diluted common share:

  Net loss ..............................     $  (3.07)   $  (3.38)    $  (2.28)
                                              ========    ========     ========
  Weighted average shares outstanding ...       14,976      12,525        9,659
                                              ========    ========     ========


 The accompanying notes are an integral part of these combined financial statements.

GENZYME TISSUE REPAIR
COMBINED STATEMENTS OF CASH FLOWS


(IN THOUSANDS)                                            FOR THE YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:                                       1997       1996         1995
                                                            ----       ----         ----
   Net loss ..........................................   $(45,984)    (42,315)    (22,030)
   Reconciliation of net loss to net cash used
    by operating activities:
     Depreciation and amortization ...................      2,482         935         628
     Loss on disposal of property, plant and equipment         24          59         160
     Non-cash compensation expense ...................        221         312         882
     Accrued interest/amortization on bonds ..........       (188)         85         (76)
     Provision for bad debts .........................        480         238         210
     Accretion of debt discount ......................      1,071           -           -
     Equity in net loss of joint venture .............      6,719       1,727           -
     Increase (decrease) in cash from working capital:
       Accounts receivable ...........................     (1,024)        (77)       (562)
       Inventories ...................................       (150)     (1,062)       (685)
       Prepaid expenses and other ....................       (398)       (148)         98
       Accounts payable, accrued expenses and
        deferred revenue .............................        (39)        444          33
       Due to Genzyme General ........................       (391)       (430)      1,863
                                                         --------    --------    --------
         Net cash used by operating activities .......    (37,177)    (40,232)    (19,479)

INVESTING ACTIVITIES:
   Purchases of investments ..........................    (10,614)     (5,004)    (16,687)
   Sales and maturities of investments ...............        318      11,447      17,991
   Investment in joint venture .......................     (6,820)     (1,911)          -
   Purchases of property, plant and equipment ........       (496)    (26,573)     (1,294)
   Sale of property, plant and equipment .............        852       5,311           -
   Other .............................................        (52)        151         (13)
                                                         --------    --------    --------
         Net cash used by investing activities .......    (16,812)    (16,579)         (3)

FINANCING ACTIVITIES:
   Proceeds from issuance of common stock, net .......     31,475       2,437      43,516
   Proceeds from issuance of convertible
    debentures, net ..................................     12,977      56,000           -
   Payments of debt and capital lease obligations ....          3     (38,169)       (286)
   Cash allocated from Genzyme General ...............     14,892      11,714           -
   Other .............................................       (150)          -           -
                                                         --------    --------    --------
       Net cash provided by financing activities .....     59,197      31,982      43,230

Increase (decrease) in cash and cash equivalents .....      5,208     (24,829)     23,748
Cash and cash equivalents at beginning of period .....     15,912      40,741      16,993
                                                         --------    --------    --------
Cash and cash equivalents at end of period ...........   $ 21,120    $ 15,912    $ 40,741
                                                         ========    ========    ========
Supplemental cash flow information:
   Cash paid during the year for:
    Interest .........................................   $  1,127    $    334    $     40

Supplemental Disclosures of Non-Cash Transactions:
   GTR Designated Shares - Note J.
   Transfer of Property, Plant and Equipment - Note E.


 The accompanying notes are an integral part of these combined financial statements.

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS
Genzyme Tissue Repair ("GTR"), a division of Genzyme Corporation (the "Company" or "Genzyme") is a leading developer of biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers, and neurodegenerative diseases. GTR uses cell, enzyme, growth factor and matrix technologies to develop products that will augment or positively modify naturally-occurring biological processes involved in tissue repair.

BASIS OF PRESENTATION
The combined financial statements of GTR include the balance sheets, results of operations and cash flows during the periods presented. GTR's financial statements are prepared using the amounts included in Genzyme's consolidated financial statements. Corporate allocations reflected in these financial statements are determined based upon methods which management believes to be reasonable. The approval effective December 16, 1994 (the "Effective Date") by the stockholders of Genzyme of the Genzyme Stock Proposal as described in Genzyme's Prospectus/Proxy Statement dated November 10, 1994 resulted in the redesignation of Genzyme's common stock. The outstanding shares of Genzyme common stock were redesignated as GGD Stock and a second class of common stock, designated as GTR Stock was distributed on the basis of .135 of one share of GTR Stock for each share of Genzyme's common stock.

PRINCIPLES OF COMBINATION
The accompanying combined financial statements reflect the combined accounts of all of GTR's businesses. All material intradivisional items and transactions have been eliminated in combination. The equity method is used to account for investments in companies and joint ventures in which GTR has a substantial ownership interest (20% to 50%), or in which GTR participates in policy decisions. Accordingly, GTR's share of the earnings or losses of such entities is included in computation of GTR's net loss.

FINANCIAL INFORMATION
Genzyme will provide to holders of GTR Stock separate financial statements, management's discussion and analysis, descriptions of business and other relevant information for GTR. Notwithstanding the attribution of assets and liabilities, including contingent liabilities, between GTR, Genzyme General and GMO for the purposes of preparing their respective financial statements, Genzyme continues to hold title to all of the assets and is responsible for all of the liabilities allocated to each of the divisions. Holders of GTR Stock, GGD Stock and GMO Stock have no specific claim against the assets attributed to the division whose performance is associated with the series of common stock they hold. Liabilities or contingencies of GTR, Genzyme General or GMO could affect the financial condition or results of operations of the other divisions. Accordingly, the GTR combined financial statements should be read in connection with Genzyme's consolidated financial statements included in this Annual Report.

Accounting policies and financial information specific to GTR are presented in GTR's combined financial statements. Accounting policies and financial information relevant to Genzyme, Genzyme General, GTR and GMO are presented in the consolidated financial statements of Genzyme Corporation and Subsidiaries. The Company prepares the financial statements of GTR in accordance with generally accepted accounting principles, the management accounting policies of Genzyme and the divisional accounting policies approved by the Company's Board of Directors (the "Genzyme Board"). (see Note A., "Summary of Significant Accounting Policies" to Genzyme's Consolidated Financial Statements (the "Consolidated Financial Statements") which are incorporated herein by reference). Except as otherwise provided in such policies, the management and accounting policies applicable to the presentation of the financial statements of GTR may be modified or rescinded at the sole discretion of the Genzyme Board without approval of the stockholders, subject only to the Genzyme Board's fiduciary duty to Genzyme's stockholders.

DIVIDEND POLICY
Under the terms of the Genzyme Charter, dividends may be paid to the holders of GTR Stock only out of the lesser of funds of Genzyme legally available for the payment of dividends and the Available GTR Dividend Amount, as defined in the Genzyme Charter. Although there is no requirement to do so, the Genzyme Board would declare and pay cash dividends on GTR Stock, if any, based primarily on earnings, financial condition, cash flow and business requirements of GTR. There is currently no intention of paying any cash dividends.

REVENUE RECOGNITION
GTR's two commercial tissue repair services are autologous epidermal skin grafts produced using the Epicel(SM) Service and the culturing of autologous cartilage cells using Carticel(TM) AuCC. GTR recognizes service revenue at the time skin grafts or cartilage cells are shipped. Cancellation charges may be assessed upon the cancellation of an Epicel(SM) order. These charges are dependent upon order size and stage of skin graft growth and are recognized upon order cancellation and when collection is determined to be probable.

NET INCOME(LOSS) PER SHARE
In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share" ("SFAS 128"). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted net income per share is very similar to the previously reported fully diluted earnings per share except that the new treasury stock method used in determining the dilutive effect of options uses the average market price for the period rather than the higher of the average market price or the ending market price. All net income
(loss) per common share amounts have been restated to conform to SFAS 128 requirements.

The following table sets forth the computation of basic and diluted earnings per share:

(Amounts in thousands, except per share amounts)         December 31,
-------------------------------------------------------------------------------
                                                  1997       1996        1995
                                                --------   --------    --------
Net loss ...................................... $(45,984)  $(42,315)   $(22,030)
Basic and diluted weighted average shares
  outstanding..................................   14,976     12,525       9,659

Net loss per common share - basic.............. $  (3.07)  $  (3.38)   $  (2.28)
Net loss per common share - diluted............ $  (3.07)  $  (3.38)   $  (2.28)

During the years ended December 31, 1997, 1996 and 1995, certain securities which were not included in the computation of diluted earnings per share because they would have an anti-dilutive effect due to the net loss for the years, were as follows: (i) options to purchase approximately 2,777,000, 2,574,000 and 1,985,000 shares of GTR Stock with a price range of $4.84-$12.88 per share, respectively, (ii) 885,000, 1,794,000 and 1,287,000 GTR Designated shares issuable for the benefit of Genzyme General; (iii) debentures convertible into 1,772,000 shares of GTR Stock computed as of December 31, 1997.

ACCOUNTING FOR STOCK-BASED COMPENSATION
The Genzyme stockholders have approved amendments to the existing Genzyme 1990 and 1997 Equity Incentive Plan (the "Equity Plans") and the 1988 Director Stock Option Plan (the "Director Stock Option Plan") that would allow for the issuance of shares of GTR Stock under such plans, in addition to the GGD Stock and GMO Stock already included in such plans. The Equity Plan will permit the granting of options to purchase GTR Stock to employees. GTR has adopted the disclosure only alternative for accounting for stock-based employee compensation as required by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and GTR has disclosed pro form net income (loss) and pro forma earnings per share information in the footnotes to the combined financial statements using the fair value based method when employee stock options are granted.

NOTE B. RELATED PARTY TRANSACTION POLICIES
Genzyme allocates certain corporate costs for general and administrative expenses, research and development expenses and cash management services in accordance with the policies summarized below. Genzyme files a consolidated tax return and allocates income taxes to the divisions in accordance with the policies described below. Effective upon the merger of GMO and Pharmagenics Inc., the Genzyme Board amended certain of the policies which govern the management of GTR and Genzyme General to include the management of GMO and to add certain new policies governing interdivision transactions. The policies summarized below, with the exception of Interdivision Asset Transfers, may be further modified or rescinded by action of the Genzyme Board, or the Genzyme Board may adopt additional policies, without approval of the stockholders of Genzyme, subject only to the Genzyme Board's fiduciary duty to the Genzyme stockholders. In addition, generally accepted accounting principles require that any change in policy be preferable (in accordance with such principles) to the previous policy.

FINANCIAL MATTERS
The Company manages the financial activities of Genzyme General, GTR and GMO on a centralized basis. These financial activities include the investment of surplus cash, the issuance, repayment and repurchase of short-term and long-term debt and the issuance of equity instruments.

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

SHARED SERVICES
GTR operates as a division of Genzyme with its own personnel and financial resources. However, GTR has access to Genzyme's extensive research and development capabilities, manufacturing facilities, worldwide clinical development and regulatory affairs staffs, marketing, infrastructure, and experience in raising capital and Genzyme's corporate and general administrative functions, the costs of which are allocated to each division in a reasonable and consistent manner based on utilization by the division of the services to which such costs relate. Genzyme's corporate general and administrative and research and development functions are performed primarily by Genzyme General. Administrative expenses and research and development expenses have been allocated to GTR as if GTR operated on a stand-alone basis. Management believes that such allocation is a reasonable estimate of such expenses. These allocations for research and development were $7.7 million in 1997 compared to $6.9 million in 1996. The charges for sales, general and administrative services were $7.7 million in 1997 compared with $9.1 million in 1996.

INTERDIVISION INCOME TAX ALLOCATIONS
GTR is included in the consolidated U.S. federal income tax return filed by Genzyme. Genzyme allocates current and deferred taxes to the divisions using the asset and liability method of accounting for income taxes as if the divisions were separate taxpayers. Accordingly, the realizability of deferred tax assets is assessed at the division level. The sum of the amounts calculated for individual divisions of Genzyme may not equal the consolidated amount under this approach.

Pursuant to the management and accounting policies adopted by the Genzyme Board, as of the end of any fiscal quarter of Genzyme, any projected tax benefit attributable to any division that cannot be utilized by such division to offset or reduce its current or deferred income tax expense may be allocated to any other division without any compensating payment or allocation. The treatment of such allocation for purposes of earnings per share computation is discussed in Note A., "Earnings (loss) per share" in the Consolidated Financial Statements which are incorporated herein by reference.

ACCESS TO TECHNOLOGY AND KNOW-HOW
GTR has free access to all technology and know-how of Genzyme that may prove useful in GTR's business, subject to any obligations or limitations applicable to Genzyme.

INTERDIVISION ASSET TRANSFERS
The following policy regarding the transfer of assets between divisions may not be changed by the Genzyme Board without the approval of the holders of GTR Stock and GMO Stock, each voting as a separate class; provided, however, that if a policy change affects GTR or GMO alone, only holders of shares representing the affected division will be entitled to a class vote on such matter.

The Genzyme Board may at any time and from time to time reallocate any program, product or other asset from one division to any other division. All such reallocations will be done at fair market value, determined by the Genzyme Board, taking into account, in the case of a program under development, the commercial potential of the program, the phase of clinical development of the program, the expenses associated with realizing any income from the program, the likelihood and timing of any such realization and other matters that the Genzyme Board and its financial advisors, if any, deem relevant. The consideration for such reallocation may be paid by one division to another in cash or other consideration, with a value equal to the fair market value of the assets being reallocated or, in the case of a reallocation of assets from Genzyme General to GTR or GMO, the Genzyme Board may elect to account for such reallocation of assets as an increase in Designated Shares representing the division to which such assets are reallocated. Notwithstanding the foregoing, no Key GTR Program, as defined in the management and accounting policies, may be transferred out of GTR without a class vote of the holders of GTR Stock and no Key GMO Program, as defined in the management and accounting policies, may be transferred out of GMO without a class vote of the holders of GMO Stock.

OTHER INTERDIVISION TRANSACTIONS
From time to time, a division may engage in transactions with one or more other divisions or jointly with one or more other divisions and one or more third parties. Such transactions may include agreements by one division to provide products and services for use by another division and joint ventures or other collaborative arrangements involving more than one division to develop new products and services jointly and with third parties. Research and development performed by one division for the benefit of another division will be charged to the division for which work is performed on a cost basis. The division performing the research will not recognize revenue as a result of performing such research. Other interdivisional transactions shall be on terms and conditions that would be obtainable in transactions negotiated with unaffiliated third parties. Any interdivisional transaction to be performed on terms and conditions other than those previously set forth and that is material to one or more of the participating divisions will require the approval of the Genzyme Board, which approval shall include a determination by the Genzyme Board that the transaction is fair and reasonable to each participating division and to holders of the common stock representing each such division.

If a division (the "purchasing division") requires any product or service from which another division (the "selling division") derives revenues from sales to third parties (a "commercial product or service"), the purchasing division may solicit from the selling division a bid to provide such commercial product or service in addition to any bids solicited by the purchasing division from third parties. Subject to determination by the Genzyme Board that the bid of the selling division is fair and reasonable to each division and to their respective stockholders and that the purchasing division is willing to accept the selling division's bid, the purchasing division may accept any bid deemed to offer the most favorable terms and conditions for providing the commercial product or service sought by the purchasing division.

NOTE C. ACCOUNTS RECEIVABLE

GTR performs ongoing credit evaluations of its customers and generally does not require collateral. Accounts receivable are stated at fair value after reflecting the allowance for doubtful accounts of $840,000 at December 31, 1997 and $408,000 at December 31, 1996.

NOTE D. INVENTORIES

Inventories at December 31 consist of the following:

         (DOLLARS IN THOUSANDS)                 1997        1996
         -------------------------------------------------------
         Raw materials....................  $   243      $   136
         Work-in-process..................    1,730        1,687
                                            -------      -------
                                             $1,973       $1,823
                                            =======      =======

NOTE E.  PROPERTY, PLANT AND EQUIPMENT

Property, plant, and equipment at December 31 includes the following

         (DOLLARS IN THOUSANDS)                   1997         1996
         -----------------------------------------------------------
         Plant and equipment..............      $ 16,847    $  1,404
         Land and buildings...............         2,324       2,324
         Leasehold improvements...........         2,428       2,387
         Furniture and fixtures...........         1,842       1,718
         Construction in progress.........             -      15,988
                                                --------    --------
                                                  23,441      23,821

           Less accumulated depreciation..        (3,917)     (1,592)
                                                --------    --------
         Property, plant and equipment,
          net.............................      $ 19,524    $ 22,229
                                                ========    ========

Depreciation expense was $2,326,000 in 1997, $935,000 in 1996, and $628,000 in
1995.

In August 1996, GTR effected an interdivisional transfer of certain land and a building in Framingham, Massachusetts, acquired in January 1996, to Genzyme General for $5.2 million, which represented the cost and approximate fair market value of the property at the date of the sale. There was no gain or loss recorded as a result of this transaction.

NOTE F. INVESTMENTS AND OTHER NONCURRENT ASSETS

Investments in marketable securities at December 31, consisted of the following:

                                      1997                       1996
                              -----------------------------------------------
                                           MARKET                      MARKET
(DOLLARS IN THOUSANDS)          COST       VALUE           COST         VALUE
-----------------------------------------------------------------------------
Short Term:
   Certificates of deposit .  $     -     $     -        $   318      $   318
   Corporate notes .........   10,804      10,795              -            -
                              -------     -------        -------      -------
                              $10,804     $10,795        $   318      $   318
                              =======     =======        =======      =======


Gross unrealized holding losses of $9,000 were recorded at December 31, 1997 in division equity as compared to no unrealized gross holding losses at December 31, 1996.

DIACRIN/GENZYME LLC
On October 1, 1996, Diacrin/Genzyme LLC was established as a joint venture between GTR and Diacrin, Inc. to develop and commercialize products and processes for use in the treatment of Parkinson's disease and Huntington's disease in humans using porcine fetal cells. Under the terms of the joint venture agreement, GTR will provide 100% of the initial $10.0 million of the funding requirements and 75% of the next $40.0 million of funding requirements for products to be developed by the joint venture. After that, all costs will be shared equally between GTR and Diacrin. Profits from the joint venture will be shared equally by the two parties. For the years ended December 31, 1997 and 1996, $5.1 million and $1.9 million, respectively, of Genzyme General cash had been allocated to GTR under the GTR Equity Line and 489,810 and 231,645, GTR Designated Shares respectively, have been reserved for issuance at the sole discretion of the Genzyme Board. As of December 31, 1997 and 1996, GTR realized a net loss of $6.7 million and $1.7 million, respectively, from the joint venture. For the year ended December 31, 1997, GTR had provided $6.8 million of funding to the joint venture. The Company's Chairman and Chief Executive Officer is a Director of Diacrin.

NOTE G. ACCRUED EXPENSES

Accrued expenses at December 31 include the following:

         (DOLLARS IN THOUSANDS)               1997        1996
         ------------------------------------------------------
         Professional fees................  $   797     $   743
         Compensation.....................    1,837       1,375
         Royalties........................       58         113
         Other............................      124         248
                                            -------     -------
                                            $ 2,816     $ 2,479
                                            =======     =======

NOTE H. LONG-TERM OBLIGATIONS AND LEASES

Long-term obligations at December 31 is comprised of the following:

         (DOLLARS IN THOUSANDS)               1997        1996
         ------------------------------------------------------
         Revolving Credit Facility........  $18,000     $18,000
         Convertible Debenture............   12,681           -
                                            -------     -------
                                            $30,681     $18,000
                                            =======     =======

Although the Company retains responsibility for the repayment of all long-term debt obligations (See Note J., "Long-term Debt and Leases" to the Consolidated Financial Statements which are incorporated herein by reference), such debt is allocated to either Genzyme General, GTR or GMO for reporting purposes based on the intended use of the funds borrowed under each instrument.

GTR PRIVATE PLACEMENT
On February 28, 1997, GTR raised $13 million through the private placement of a 5% convertible note (the "GTR Note"), to an affiliate of Credit Suisse First Boston due February 27, 2000. The GTR Note is convertible beginning May 29, 1997 into shares of GTR Stock and, beginning August 1997, at a discount to the average of the closing bid prices of the GTR Stock on the Nasdaq National Market for the 25 trading days immediately preceding the conversion date (the "Average GTR Stock Price"). The discount will start at 2% beginning six months from the date the GTR Note was issued and will increase to 11% at 15 months after the date of issue. Thereafter, the conversion price will be the lesser of 89% of the Average GTR Stock Price preceding the conversion date or the date 15 months after the date of issue. In the first quarter of 1997, GTR recorded $11.5 million of proceeds attributed to the value of the debt and $1.5 million attributed to the value of the conversion feature (recorded as an increase to division equity). The debt will be accreted to its $13.0 million face value by a charge to interest expense of $1.5 million over the term of the initial 15 month conversion period. As of December 31, 1997, GTR had accreted $1.1 million of the value of the conversion feature.

Future minimum payments due under GTR's long-term obligations are as follows:

                                                  LONG-TERM
      (DOLLARS IN THOUSANDS)                        DEBT
      -----------------------------------------------------
      [S]                                        [C]
      1998......................................   $     -
      1999......................................    20,160
      2000......................................    14,583
                                                   -------
           Total minimum payments...............    34,743
           Less interest........................    (4,062)
                                                   -------
                                                   $30,681
                                                   =======

OPERATING LEASES
GTR rents facilities and equipment under noncancellable operating leases expiring through 2001. For a GTR Facility there is an option to renew the lease expiring in 2001 for an additional five years. Rent expense under all operating leases was $1.8 million in 1997, $2.1 million in 1996 and $1.4 million in 1995.

Future minimum payments due under Genzyme Tissue Repair non-cancellable operating leases are as follows:

                                                   OPERATING
      (DOLLARS IN THOUSANDS)                         LEASES
      ------------------------------------------------------
      1998........................................   $1,680
      1999........................................    1,655
      2000........................................    1,653
      2001........................................    1,531
                                                     ------
           Total minimum payments.................   $6,519
                                                     ======

NOTE I. COMMITMENTS AND CONTINGENCIES

From time to time GTR has been subject to legal proceedings and claims arising in connection with its business. At December 31, 1997, there were no asserted claims against GTR which, in the opinion of management, if adversely decided, would have a material adverse effect on GTR's financial position and results of operations.

NOTE J. DIVISION EQUITY

The following presents the equity of GTR for the periods presented:

(AMOUNTS IN THOUSANDS)                                DECEMBER 31,
-------------------------------------------------------------------------------
                                                1997        1996          1995
                                                ----        ----         -----
Balance at beginning of period ...........  $ 18,084    $ 45,926      $ 23,313
Net loss .................................   (45,984)    (42,315)      (22,030)
Exercise of stock options ................       706         540           241
Shares issued in connection with
  the Employee Stock Purchase Plan .......     1,732       1,896           983
Shares issued in public offering .........    29,037           -        42,292
Allocation from Genzyme General for
  designated shares.......................    14,892      11,714             -
Stock compensation........................       221         312           882
Value of debt conversion feature..........     1,524           -             -
Equity adjustments .......................        (9)         11           245
                                            --------     -------      --------
Balance at end of period .................  $ 20,203    $ 18,084      $ 45,926
                                            ========    ========      ========

At December 31, 1997 and 1996, GTR had 40,000,000 of $.01 par value GTR stock authorized and approximately 19,941,000 and 13,161,000 issued and outstanding.

PREFERRED STOCK, DIRECTORS' DEFERRED COMPENSATION PLANS, STOCK RIGHTS, STOCK OPTIONS, EMPLOYEE STOCK PURCHASE PLAN, STOCK COMPENSATION PLANS AND GTR DESIGNATED SHARES
The disclosures relating to Genzyme's Preferred Stock, Directors' Deferred Compensation Plan, Stock Rights, Employee Stock Purchase Plan, Stock Compensation Plans, and GTR Designated Shares are included in Note K., "Stockholders' Equity" to the Consolidated Financial Statements which are incorporated herein by reference.

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

As of December 31, 1997, there were approximately 885,000 GTR Designated Shares reserved for issuance. During 1997, GTR distributed approximately 2,292,000 Designated Shares as a dividend to Genzyme General shareholders.

Further disclosures relating to Genzyme's stock options and GTR Designated Shares are included in Note K., "Stockholders' Equity" to the Consolidated Financial Statements which are incorporated herein by reference.

STOCK OFFERING
In November 1997, Genzyme sold 4,000,000 shares of GTR stock to the public at a price of $7.75 per share for net proceeds of $29.0 million after underwriting discounts and commissions.

STOCK COMPENSATION PLANS
The Company applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for its four stock-based compensation plans, the 1997 Equity Incentive Plan and the 1990 Equity Incentive Plan (both of which are stock option plans), the 1990 Employee Stock Purchase Plan (a stock purchase plan) and the 1988 Director Stock Option Plan and accordingly, no compensation expense has been recognized for options granted and shares purchased by employees under the provisions of these plans for options granted to employees with an exercise price equal to fair market value.

Had compensation expense for the stock-based compensation plans been determined based on the fair value at the grant dates for options granted and shares purchased under the plans consistent with the method of SFAS No. 123 "Accounting for Stock-based Compensation" ("SFAS 123"), GTR's net loss and loss per share would have been as follows:

                                                          DECEMBER 31,
                                              --------------------------------
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)     1997        1996        1995
------------------------------------------------------------------------------
 Net income (loss):
    As reported.....................          $(45,984)   $(42,315)   $(22,030)
    Pro forma.......................          $(49,547)   $(45,735)   $(23,168)

 Basic and diluted loss per share:
    As reported.....................            $(3.07)     $(3.38)     $(2.28)
    Pro forma.......................            $(3.31)     $(3.65)     $(2.40)

For assumptions used in the SFAS 123 calculations for GTR for the three years ended December 31, 1997, 1996 and 1995 -- see Note K., "Stockholders Equity" to the Consolidated Financial Statements which are incorporated herein by reference.

The effects of applying SFAS 123 in this pro forma disclosure are not likely to be representative of the effects on reported net income for future years. SFAS 123 does not apply to awards granted prior to 1995. Additional awards are anticipated in future years.

NOTE K. INCOME TAXES

The differences between the effective tax rates and the U.S. federal statutory tax rates were as follows:

                                                     YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                   1997       1996       1995
                                                  ------     ------     ------
U.S. Federal income tax statutory rate ........   (35.0)%    (35.0)%    (35.0)%
State taxes, net ..............................    (3.0)      (5.2)      (5.2)%
Tax credits ...................................    (1.4)         -          -
Other .........................................     1.0          -          -
Deductions subject to deferred tax
 valuation allowance ..........................    38.4       40.2       40.2
                                                  -----      -----      -----
Effective tax rate ............................       -%         -%         -%
                                                  =====      =====      =====

At December 31, 1997 and 1996, the components of deferred tax assets were as follows (in thousands):


                                                    1997         1996
                                                  --------     --------
Deferred tax assets:
 Net operating loss carryforwards..............   $ 40,554     $ 24,802
 Tax credits...................................        964            -
 Intangible amortization.......................     10,856       11,282
 Reserves and other............................      3,695        1,983
                                                  --------     --------
 Gross deferred tax assets.....................     56,069       38,067
 Valuation allowance...........................    (56,069)     (38,067)
                                                  --------     --------
 Net deferred tax assets.......................   $      -     $      -
                                                  ========     ========

Due to uncertainty surrounding the realization of favorable tax attributes GTR placed a valuation allowance of $56.1 million and $38.1 million for December 31, 1997 and December 31, 1996, respectively, against otherwise recognizable deferred tax assets. At the time GTR recognizes these tax assets in accordance with generally accepted accounting principles, the resulting deferred tax benefits will be reflected in the tax provision for GGD. However, the benefit of these deferred tax assets has been previously allocated to Genzyme General in accordance with the management and accounting policies, and will be reflected as a reduction of GTR net income to determine net income attributable to GTR Stock.

NOTE L. BENEFIT PLANS

The disclosures relating to Genzyme's domestic employee savings plan under
Section 401(k) of the Internal Revenue Code (the "401(k) Plan") included in Note O., "Benefit Plans" to the Consolidated Financial Statements which are incorporated herein by reference. Substantially all employees of GTR are covered under the 401(k) Plan.

The plan allows employees to make contributions up to a specified percentage of their compensation, a portion of which are matched by GTR. GTR made $183,000, $165,000, and $36,000 in contributions to the plan in 1997, 1996 and 1995, respectively.

GENZYME TISSUE REPAIR

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Genzyme Corporation:

We have audited the accompanying combined balance sheets of Genzyme Tissue Repair (as described in Note A) as of December 31, 1997, and 1996, the related combined statements of operations and cash flows, and the combined financial statement schedule for each of the three years in the period ended December 31, 1997. The combined financial statements and financial statement schedule are the responsibility of Genzyme Corporation's management. Our responsibility is to express an opinion on these combined financial statements and the financial statement schedule based on our audits.

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

In our opinion, the combined financial statements of Genzyme Tissue Repair present fairly, in all material respects, the financial position of Genzyme Tissue Repair as of December 31, 1997 and 1996 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. In addition, in our opinion, the combined financial statement schedule taken as a whole presents fairly, in all material respects, the information required to be included therein.

As more fully described in Note A to these financial statements, Genzyme Tissue Repair is a business group of Genzyme Corporation; accordingly, the combined financial statements of Genzyme Tissue Repair should be read in conjunction with the audited consolidated financial statements of Genzyme Corporation and Subsidiaries.

                                               /s/ Coopers & Lybrand L.L.P.
                                               -------------------------------
                                               COOPERS & LYBRAND L.L.P.


Boston, Massachusetts
February 27, 1998