Form 10-K, Exhibit 13
period 1997-12-31
GENZYME CORP
filed 1998-03-31
CIK 732485

                         GENZYME TISSUE REPAIR DIVISION

                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

================================================================================================
                                 Column A      Column B      Column C   Column D       Column E
------------------------------------------------------------------------------------------------
                                                     Additions
                                               ---------------------
                                 Balance at    Charged to    Charged                   Balance
                                 beginning     Costs and     to Other                  at end
Description                      of period     Expenses      Accounts    Deductions    of Period
------------------------------------------------------------------------------------------------
Year ended December 31, 1997:
Allowance for doubtful accounts  $  408,000    $  480,000     --         $ 49,000(1)   $  839,000
Inventory                        $4,427,000    $3,920,000     --               --      $8,347,000

Year ended December 31, 1996:
Allowance for doubtful accounts  $  325,000    $  238,000     --         $155,000(1)   $  408,000
Inventory                                --    $4,427,000     --               --      $4,427,000

Year ended December 31, 1995:
Allowance for doubtful accounts  $  176,800    $  210,000     --         $ 61,600(1)   $  325,200

--------------
(1) Uncollectible accounts written off, net of recoveries.
(2) Reserve acquired in acquisition.


                                                                    EXHIBIT 13.3


                              FINANCIAL STATEMENTS

                                                                                                      PAGE NO.
I.   GENZYME MOLECULAR ONCOLOGY
      Selected Financial Data......................................................................       2
      Management's Discussion And Analysis Of Financial Condition And Results Of Operations........       4
      Combined Balance Sheets - December 31, 1997 and 1996.........................................       8
      Combined Statements of Operations - For the Years Ended December 31, 1997, 1996 and 1995.....       9
      Combined Statements of Cash Flows - For the Years Ended December 31, 1997, 1996 and 1995.....      10
      Notes to Combined Financial Statements.......................................................      11
      Report of Independent Accountants............................................................      22


GENZYME MOLECULAR ONCOLOGY
SELECTED FINANCIAL DATA

                                                                                                FOR THE
                                                                                              PERIOD FROM
                                                                                            DECEMBER 1,1994
COMBINED STATEMENTS OF OPERATIONS DATA (1)                                                (DATE OF INCEPTION)
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)        FOR THE YEARS ENDED DECEMBER 31, TO DECEMBER 31, 1994
---------------------------------------------------------------------------------------- --------------------
                                                            1997        1996      1995
                                                            ----       -----     -----
Revenues:
    Service revenue..................................   $    467     $     -    $    -         $    -
    Research and development revenue-related party...        315           -         -              -
                                                        --------     -------    ------         ------
                                                             782           -         -              -
Operating costs and expenses:
    Cost of revenues.................................        337           -         -              -
    Selling, general and administrative..............      2,118         185        87              8
    Research and development (1).....................      5,341         818       377             29
    Amortization of intangibles......................      5,127           -         -              -
    Charge for in-process technology (1).............      7,000           -         -              -
                                                        --------     -------    ------         ------
       Total operating costs and expenses............     19,923       1,003       464             37
                                                        --------     -------    ------         ------


Operating loss.......................................    (19,141)     (1,003)     (464)           (37)

Other income (expenses):
    Equity in net loss of joint venture (2)..........       (258)          -         -             --
    Interest income..................................        392           -         -              -
    Interest expense.................................     (1,663)          -         -              -
                                                        --------     -------    ------         ------
       Total other income (expenses).................     (1,529)          -         -              -
                                                        --------     -------    ------         ------


Loss before income taxes.............................   $(20,670)    $(1,003)   $ (464)        $  (37)
Tax benefit..........................................      1,092           -         -              -
                                                        --------     -------    ------         ------

Net loss.............................................   $(19,578)    $(1,003)   $ (464)        $  (37)
                                                        ========     =======    ======         ======

Pro forma per Genzyme Molecular Oncology common share
  (basic and diluted)(1):
    Pro forma net loss...............................      (5.01)       (.26)     (.12)          (.01)
    Pro forma shares outstanding.....................      3,910       3,910     3,910          3,910


GENZYME MOLECULAR ONCOLOGY
SELECTED FINANCIAL DATA (CONTINUED)

COMBINED BALANCE SHEET DATA (1):                     DECEMBER 31,
-----------------------------------------------------------------------------
                                           1997       1996     1995     1994
                                           ----       ----     ----     ----

Cash and investments(3).............    $21,229     $    -    $   -    $   -
Working capital.....................     11,411          -        -        -
Total assets........................     53,801          -        -        -
Long-term debt and convertible
debenture(4,5)......................     24,199          -        -        -
Parent company investment(1)........      2,875      1,504      501       37
Division equity(5)..................     13,466          -        -        -

There were no cash dividends paid.

NOTES TO SELECTED FINANCIAL DATA:

(1) Genzyme Molecular Oncology Division ("Genzyme Molecular Oncology" or "GMO") is a division of Genzyme Corporation ("Genzyme" or the "Company"). GMO was part of Genzyme General Division ("Genzyme General" or "GGD") from
     December 1, 1994 (Date of Inception) to June 18, 1997. Genzyme acquired PharmaGenics, Inc. ("PharmaGenics") on June 18, 1997 (Date of Acquisition), and the combined financial statements of GMO beginning June 18, 1997 include the results of PharmaGenics. As a result of the PharmaGenics acquisition, GMO recorded a $7.0 million charge to operations for in-process technology that has no alternative future use. GMO's financial statements are prepared using amounts included in Genzyme's consolidated financial statements. Pro forma net loss per share data is presented for GMO stock for all periods presented as there were no shares of GMO stock outstanding prior to June 18, 1997. Historical loss per share information is omitted from the statement of operations as Genzyme Molecular Oncology Division Common Stock ("GMO Stock") was not part of the capital structure of Genzyme for periods presented prior to June 18, 1997.

(2) In July 1997, StressGen/Genzyme LLC was established as a joint venture among Genzyme, StressGen Biotechnologies Corp. ("StressGen") and the Canadian Medical Discoveries Fund Inc. ("CMDF") to develop stress gene therapies for the treatment of cancer. For the year ended December 31, 1997, GMO recorded $258,000 of equity in net loss in joint venture.

(3) Cash and investments includes cash equivalents, and short- and long-term investments.

(4) In June 1997, $5.0 million of borrowings under Genzyme's $225.0 million revolving credit facility were allocated to GMO to fund operations. At December 31, 1997 this $5.0 million is still outstanding.

(5) In August 1997, GMO raised $20.0 million (before offering discounts and expenses, through the private placement of 6% convertible debentures (the "GMO Debentures"), due August 29, 2002. The GMO Debentures are convertible into shares of GMO Stock, at the option of the holders, beginning on the 91st day after the effective date of a registration statement covering the initial public offering of GMO Stock (the "GMO IPO") at the average of the closing bid prices of GMO Stock as reported by the Nasdaq National Market for the 20 trading days immediately preceding the applicable conversion date (the "GMO Market Price"). Beginning February 26, 1998, the GMO Debentures are convertible at a discount to the GMO Market Price. This discount will begin at 7% on February 26, 1998 and will increase by an additional one percent every 30 days thereafter to 15% on October 24, 1998. Beginning November 23, 1998, the conversion price will be the lower of (i) 85% of the GMO Market Price calculated as of the actual conversion date and
     (ii) 85% of the GMO Market Price calculated as of November 21, 1998. In no event, however, will the conversion price be less than $7.70 per share (subject to adjustment in the event of any stock split, stock dividend, reclassification, combination or singular event).

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

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF GENZYME MOLECULAR ONCOLOGY'S
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS



DESCRIPTION OF BUSINESS

This discussion contains forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent the expectations of the management of GMO and Genzyme as of the filing date of this Annual Report. The actual results for both GMO and Genzyme could differ materially from those anticipated by the forward-looking statements due to the risks and uncertainties described under the caption "Factors Affecting Future Operating Results" for GMO and Genzyme, respectively. Stockholders and potential investors should consider carefully each of these risks and uncertainties in evaluating the financial condition and results of operations of GMO and Genzyme.

Genzyme provides separate financial statements for the Company and its subsidiaries on a consolidated basis and for each of Genzyme General, Genzyme Tissue Repair Division ("Genzyme Tissue Repair" or "GTR") and GMO. The financial statements of each division include the financial position, results of operations and cash flows of programs and products allocated to the division under the Company's Restated Articles of Organization, as amended (the "Genzyme Charter"), and the management and accounting policies adopted by the Genzyme Board of Directors (the "Genzyme Board") to govern the relationship of the divisions. The financial information of Genzyme General, GTR and GMO, taken together, include all accounts which comprise the consolidated financial information presented for Genzyme and its subsidiaries.

For purposes of financial statement presentation, all of the Company's programs and products are allocated to Genzyme General, GTR or GMO. Notwithstanding this allocation, Genzyme continues to hold title to all of the assets and is responsible for all of the liabilities allocated to each of the divisions. Holders of Genzyme General Division Common Stock ("GGD Stock"), Genzyme Tissue Repair Division Common Stock ("GTR Stock") and GMO Stock have no specific claim against the assets attributed to the division whose performance is associated with the series of stock they hold. Liabilities or contingencies of one division that affect Genzyme's resources or financial condition could affect the financial condition or results of operations of any other division.

Stockholders and potential investors should, therefore, read this discussion and analysis of financial position and results of operations in conjunction with the financial statements and related notes of GMO and the discussion and analysis of Genzyme's financial position and results of operations and financial statements and related notes of Genzyme, all of which are included with this Annual Report.

Genzyme formed GMO on June 18, 1997 by acquiring PharmaGenics and combining it with several of its existing programs in the field of oncology. The aggregate purchase price of the PharmaGenics acquisition was $27.4 million plus acquisition costs of $2.6 million, assumed liabilities of $5.4 million and the recording of a deferred tax liability of $7.6 million resulting from the temporary difference between the book and tax basis of the completed technology. The portion of the purchase price allocated to the completed technology was $20.0 million which will be amortized over three years. GMO recorded $15.8 million of goodwill, which represents the remaining portion of the purchase price, which will be amortized over the same period as the completed technology. GMO allocated $7.0 million to in-process technology which represents the value assigned to PharmaGenics' programs which are still in the development stage and for which there is no alternative use. The value assigned to these programs has been determined by selecting the maximum anticipated value of these programs, as provided by an independent valuation of the PharmaGenics business, based on comparable technologies. GMO charged the amount allocated to in-process technology to operations in June 1997, the period in which the acquisition was completed.

RESULTS OF OPERATIONS

     From the Date of Inception, research and development functions with respect to development programs which have been attributed to GMO have been provided solely by Genzyme General. In accordance with Genzyme's management and accounting policies, expenses for research and development performed by Genzyme General for GMO are charged to GMO on a cost basis. Genzyme's corporate and general and administrative expenses or other indirect costs are allocated to GMO in a reasonable and consistent manner based on utilization by GMO of the services to which such costs relate. Management believes that such allocation is a reasonable estimate of such expenses.

1997 COMPARED TO 1996

REVENUES.
GMO recorded $0.8 million total revenue in 1997 as compared to no revenue in 1996. GMO recorded service revenue of $0.5 million which consists of the sale of SAGE(TM) differential gene expression technology ("SAGE(TM)") services. GMO also recorded research and development revenue of $0.3 million, which consists of work performed for the joint venture with StressGen Biotechnologies Corporation ("StressGen/Genzyme LLC").

MARGINS AND OPERATING EXPENSES.
GMO's cost of revenues in 1997 was $0.3 million, and consisted of work performed on behalf of StressGen/Genzyme LLC.

In 1997, GMO incurred $2.1 million of selling, general and administrative ("SG&A") expenses, compared to $0.2 million in 1996. The increase is due to increased administrative support corresponding to the growth of GMO's business following the acquisition of PharmaGenics.

Research and development costs in 1997 increased to $5.3 million from $0.8 million in 1996. The increase in research and development costs relate to increases in research personnel and related expenses pertaining to GMO's SAGE(TM) and gene therapy programs.

Amortization expenses of $5.1 million in 1997 were attributable to the PharmaGenics acquisition which was effective on June 18, 1997. There were no similar amounts in 1996.

GMO recorded a $7.0 million charge as part of the acquisition of PharmaGenics for the purchase of in-process technology that has no alternative future use.

OTHER INCOME AND EXPENSES.
Interest income and interest expense were $0.4 million and $1.7 million, respectively in 1997. There were no similar amounts in 1996. The increase in interest income results from higher average cash balances due to the issuance of convertible debentures in August 1997 (the "GMO Debentures"). The interest expense is interest and related amortization of discount on the GMO Debentures.

On July 31, 1997, StressGen/Genzyme LLC was established as a joint venture among Genzyme, StressGen Biotechnologies Corp. ("StressGen") and the Canadian Medical Discoveries Fund ("CMDF") to develop stress gene therapies for the treatment of cancer. GMO recorded an equity in net loss of the joint venture of $0.3 million in 1997.

GMO recorded a tax benefit of $1.1 million during 1997. There was no similar amount in 1996. The tax benefit results from amortization of the deferred tax liability established upon the acquisition of PharmaGenics as described in the introduction to this section.

1996 AS COMPARED TO 1995

     No revenues were earned by GMO from the date of inception through December 31, 1996. Research and development expenses for 1996 increased to $0.8 million from $0.4 million or 117% in comparison to 1995 due primarily to increased cancer research efforts. These efforts related to GMO's drug discovery programs, GMO's internal gene therapy programs and activities related to GMO's collaboration with the Imperial Cancer Research Technology Limited to develop cancer gene therapies, which commenced in January 1996, and GMO's Collaborative Research and Development Agreement with the National Cancer Institute to develop treatments for metastatic melanoma.

SG&A expenses increased $98,000 to $185,000 or 113% primarily due to increased administrative support corresponding to the growth in GMO's programs.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 1997, GMO had cash, cash equivalents and short-term investments of $21.2 million. In 1997, GMO used $4.0 million for operations and $7.2 million for investing activities. In the year ended December 31, 1997, investing activities used $6.1 million for the purchases of short-term marketable securities and long-term investments. Financing activities for the year ended December 31, 1997 provided $26.2 million of cash, of which $19.2 million was the net proceeds from the issuance of the GMO Debentures, $5.0 million was allocated to GMO from Genzyme General under the revolving credit facility, and $1.4 million was Genzyme General's investment in GMO. Of the $19.2 million in proceeds from the GMO Debentures, GMO recorded $16.5 million of proceeds attributed to the value of the debt, $3.5 million attributed to the value of the conversion feature (recorded as an increase to division equity), net of $0.8 million of underwriter's fees associated with the issuance of the debt. The debt will be accreted to its $20.0 million face value by a charge to interest expense of $3.5 million over the term of the initial 15 month conversion period.

GMO has recorded $2.3 million of accrued expenses as of December 31, 1997, which consist primarily of costs related to the PharmaGenics merger. Deferred revenue of $1.6 million represents contract execution payments received from collaborators which are to be recognized as revenues in future periods.

Management of GMO currently believes that the existing cash balances and revenues generated from SAGE[TM] agreements and committed research funding from collaborators will enable GMO to maintain its current and planned operations through the end of 1999. Substantial additional funds will be required to complete development and commercialization of GMO's products and services (other than SAGE[TM] services). In addition, GMO's cash requirements may vary materially from those now planned as a result of numerous factors, including progress of GMO's research and development programs, achievement of milestones under strategic alliance arrangements, the ability of GMO to establish and maintain additional strategic alliances and licensing arrangements, the progress of development efforts of GMO's strategic partners, competing technological and market developments, the costs involved in enforcing patent claims and other intellectual property rights and the cost of timing and regulatory approvals. Insufficient funds may require GMO to delay, scale back or eliminate certain of its programs or to license third parties to commercialize technologies or products that GMO would otherwise undertake itself. Such actions may adversely affect the potential market value of GMO Stock.

GMO is expected to experience significant operating losses at least through fiscal year 2001 as its research and development and clinical trial programs expand. There can be no assurance that GMO will ever achieve a profitable level of operations or that profitability, if achieved, can be sustained on an ongoing basis. In addition, Genzyme's management and accounting policies provide that to the extent GMO is unable to utilize its operating losses or other projected tax benefits to reduce its current or deferred income tax expense, such losses or benefits may be reallocated to another division on a quarterly basis. Accordingly, although the actual payment of taxes is a corporate liability of Genzyme as a whole, separate financial statements will be prepared for each division and any losses that cannot be utilized by GMO will not be carried forward to reduce the taxes allocable to GMO's earnings in the future. This could result in GMO being charged a greater portion of the total corporate tax liability and reporting lower earnings available to GMO stockholders in the future than would have been the case if GMO had retained its losses or other benefits in the form of a net operating loss carryforward.

For a discussion of the demands, commitments and events that may affect the liquidity and capital resources of Genzyme Corporation including GMO, see Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations - Liquidity and Capital Resources, included in this Annual Report.

For a discussion of the new accounting pronouncements and Year 2000 impact, see Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries's Financial Condition and Results of Operations - New Accounting Pronouncements, Year 2000 and Financial Reporting Release No. 48 ("FRR 48") included in this Annual Report.

FACTORS AFFECTING FUTURE OPERATING RESULTS

The future operating results of GMO could differ materially from the results described above due to the risks and uncertainties described below and under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations - Factors Affecting Future Operating Results" included in this Annual Report.

EARLY STAGE OF PRODUCT DEVELOPMENT. GMO's products and services, other than SAGE(TM) services, are at an early stage of development and will require, at substantial expense, additional research, development, preclinical and clinical testing and regulatory approval prior to commercialization. Revenues to date from SAGE(TM) services have been nominal. GMO does not expect to generate significant revenue from any additional commercial products or services for several years.

GMO's gene therapy products for melanoma are its only therapeutic products that are currently in clinical trials. Although preliminary results from these trials are encouraging, such results are not necessarily indicative of results that will be obtained in subsequent or more extensive clinical testing. There can be no assurance that GMO will not encounter problems in clinical trials that will cause it to delay or suspend clinical trials or that such clinical testing, if completed, will ultimately show any of GMO's products to be safe and efficacious. In addition, gene therapy is a theoretically promising therapeutic approach that has many technical obstacles to be overcome. No gene therapy products have been approved to date for sale in the U.S. or internationally.

GMO OPERATING LOSSES; LACK OF REVENUES. GMO's revenues from SAGE[TM] services have been nominal to date and all of its other revenues have resulted from payments by strategic partners. GMO does not expect that its revenues will be sufficient to support its operations and ongoing product and service development programs. In addition, because all of GMO's potential therapeutic products will require significant additional research, development, and preclinical and clinical testing prior to commercialization, it may be several years, if ever, before GMO recognizes revenue from sales or royalties on these products or services. Accordingly, GMO is expected to experience significant operating losses for at least the next several years and there can be no assurance that GMO will ever achieve a profitable level of operations or that profitability, if achieved, can be sustained on an ongoing basis.

COMPETITION. Competition in the field of cancer therapeutics and diagnostics is intense. Competitors in the U.S. and elsewhere are numerous and include major pharmaceutical, chemical and biotechnology companies, many of which have substantially greater capital resources, marketing experience, research and development staffs and facilities than GMO. These companies may succeed in developing products and services that are more effective than any that have been or may be developed by GMO and may also be more successful than GMO in producing and marketing these products and services. In addition, other companies provide genomics services that are competitive with SAGE[TM].

RELIANCE ON COLLABORATORS. GMO's strategy to develop and commercialize certain of its products and services entails entering into various arrangements with both academic collaborators and corporate partners and licensees. GMO will be dependent on the subsequent success of these parties in performing research, preclinical and clinical testing and marketing. These arrangements may require GMO to transfer certain material rights to such corporate partners and licensees. While GMO believes its collaborators and licensees will have an economic motivation to succeed in performing their contractual responsibilities, in some cases the amount and timing of resources to be devoted to their collaboration with GMO, and the ability to terminate the collaboration, will be controlled by the collaborators. Consequently, there can be no assurance that any revenues or profits will be derived from such arrangements, that any of GMO's current strategic alliances will be continued or not terminated early or that GMO will be able to enter into future collaborations.

UNCERTAINTY REGARDING PATENTS AND PROTECTION OF PROPRIETARY TECHNOLOGY. Several patents have recently issued that may affect GMO's business. The first is a U.S. patent issued to an academic institution that purports to cover the use of any recombinant viral vector in gene therapy, including adenoviral vectors. Based on public statements by the academic institution, GMO understands that the institution intends to make non-exclusive licenses under this patent widely available. In addition, the U.S. and European patent offices have recently issued patents to a third party relating to the use of cationic liposomes to deliver a gene to a target organ. The method claimed under these patents involves the selection of a site of administration proximal to the target organ. Since GMO seeks to optimize the systemic delivery advantages of cationic lipid delivery of genes at sites distant from the site of administration, it is not clear whether this technology will be necessary in GMO's gene therapy products. In addition, a third party has invited Genzyme to enter negotiations to license an issued European patent and claims in a U.S. patent application that relate to the collection and analysis of gene expression data from chemically exposed mammalian, plant and yeast cells. GMO is in the process of evaluating the scope and validity of each of these patents to determine whether obtaining licenses to these patents is necessary.

Among the genes licensed by GMO from The Johns Hopkins University School of Medicine ("JHU") is p53, which is the subject of a pending patent application. GMO is aware of third party patent applications and issued patents directed to p53 gene therapy, as well as to general methods for delivering genes therapeutically, including for the treatment of cancer (the "Additional Gene Therapy Patents"). In the U.S., GMO believes that the U.S. Patent and Trademark Office (the "PTO") will declare a patent interference between certain of the Additional Gene Therapy Patents and the p53 patent application licensed to it from JHU and sublicensed to Genetic Therapy, Inc. ("GTI"). There can be no assurance, however, that the PTO will institute the interference or that JHU would prevail in such a proceeding. Claims to p53 gene therapy have been granted to a third party in Europe as well. GMO is participating in an opposition to these claims. Notwithstanding the issuance of the third party patent, the European patent office has indicated to JHU that its claims to p53 gene therapy are patentable. Revisions to the claims are being made to place the European patent application in form for grant. There can be no assurance that JHU will ultimately obtain the patent rights to p53 gene therapy in either the U.S. or Europe.

GMO as a right of first negotiation to exclusively license the rights to inventions made by the National Cancer Institute ("NCI") regarding the tumor antigens MART-1 and gp100 under its collaborative research and development agreement. In addition, GMO may negotiate for pre-existing rights to MART-1 and gp100 held by the NCI. GMO also has a right of first negotiation to exclusively license the rights held by the Dana Farber Cancer Institute regarding certain dendritic cell fusion technology. With respect to the MART-1 gene, GMO is aware of a U.S. patent issued to a third party, which appears to cover the MART-1 gene. GMO is continuing to evaluate this patent and is in discussions with the patent holder regarding a license to the MART-1 gene. With respect to the gp100 gene, GMO is aware of two published PCT applications by two different third party applicants that appear to cover the gp100 gene. There can be no assurance, therefore, that the NCI will ultimately obtain the patent rights to gp100. GMO may need to obtain licenses from both the NCI and others in order to commercialize immunotherapy products based on MART-1 and gp100.

Genzyme has also licensed the adenomatous polyposis coli ("APC") gene, for which a patent was issued in 1994, from JHU. A patent has been issued to a third party that purports to cover a probe residing in a specified chromosomal area linked to the APC gene. A license to such patent may be required if GMO decides to pursue APC diagnostic testing.

If GMO determines that obtaining licenses to any patents, including those discussed above, is necessary, there can be no assurance that such licenses would be available on commercially reasonable terms, if at all.

GMO and Hoffman La-Roche, Inc. ("Roche") have also licensed a number of patents and pending patent applications from JHU covering various cancer-related genes. While the licenses from JHU are exclusive as to all rights that JHU possesses, some of the genes licensed from JHU are covered by patent applications that are co-owned with entities from which GMO has not obtained a license. Because many foreign jurisdictions do not accept license grants as valid unless all owners of the licensed technology consent to the grant, such jurisdictions may not recognize the validity of JHU's license to GMO. No assurance can be given that such consents will be obtained. Unless and until such consents are obtained, GMO's rights to practice the pertinent inventions in foreign countries remain unclear and could adversely affect GMO's activities in those countries.

Genzyme has been assigned the patent rights to the SPHERE screening technology from the inventor. A third party has notified Genzyme, however, that it believes that the inventor did not have the authority to assign the SPHERE technology to Genzyme. Genzyme is currently investigating this matter.

NO PUBLIC MARKET FOR GMO STOCK. Currently there is no public market for GMO Stock, and there can be no assurance that a regular trading market for GMO Stock will develop.

GENZYME MOLECULAR ONCOLOGY
COMBINED BALANCE SHEETS


(DOLLARS IN THOUSANDS)                                           DECEMBER 31,
-------------------------------------------------------------------------------
                                                              1997       1996
                                                             -------    -------
                                     ASSETS
Current assets:
 Cash and cash equivalents...............................    $15,010    $     -
 Short-term investments..................................      5,170          -
 Other...................................................        688          -
                                                             -------    -------
      Total current assets...............................     20,868          -

Equipment, net...........................................        487          -
Long-term investments....................................      1,049          -
Intangibles, net.........................................     30,688          -
Investment in joint venture..............................        574          -
Other....................................................        135          -
                                                             -------    -------
      Total assets.......................................    $53,801    $     -
                                                             =======    =======

                        LIABILITIES AND DIVISION EQUITY

Current liabilities:
 Accrued expenses........................................    $ 2,422    $     -
 Due to Genzyme General..................................      5,434          -
 Deferred revenue........................................      1,583          -
 Other current liabilities...............................         18          -
                                                             -------    -------
     Total current liabilities...........................      9,457          -

Noncurrent liabilities:
 Long-term debt..........................................      5,000          -
 Convertible debenture, net..............................     16,617          -
 Note payable to Genzyme General.........................      2,582          -
 Deferred tax liability..................................      6,509
 Other noncurrent liabilities............................        170          -
                                                             -------    -------
      Total liabilities..................................     40,335          -

Commitments and contingencies (See Notes)................

Division equity:
 Division equity (Note H)................................     13,466          -
 Parent company investment-Genzyme General...............          -      1,504
 Accumulated deficit.....................................          -     (1,504)
                                                             -------    -------
      Total division equity..............................     13,466          -
                                                             -------    -------
      Total liabilities and division equity..............    $53,801    $     -
                                                             =======    =======


 The accompanying notes are an integral part of these combined financial statements.

GENZYME MOLECULAR ONCOLOGY
STATEMENTS OF OPERATIONS






(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)            FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------
                                                               1997          1996          1995
                                                               ----          ----          ----

Revenues:
    Service revenue..................................    $      467             -             -
    Research and development revenue - related party.           315             -             -
                                                         ----------      --------       -------
                                                                782             -             -
Operating costs and expenses:
    Cost of service revenue..........................            50             -             -
    Cost of research and development revenue.........           287             -             -
    Selling, general and administrative..............         2,118      $    185       $    87
    Research and development.........................         5,341           818           377
    Amortization of intangibles......................         5,127             -             -
    Purchase of in-process technology................         7,000             -             -
                                                         ----------      --------       -------
       Total operating costs and expenses............        19,923         1,003           464
                                                         ----------      --------       -------

Operating loss.......................................      (19,141)       (1,003)         (464)

Other income (expenses):
    Equity in net loss of joint venture..............         (258)             -             -
    Interest income..................................          392              -             -
    Interest expense.................................       (1,663)             -             -
                                                         ----------      --------       -------
       Total other income (expenses).................       (1,529)             -             -
                                                         ----------      --------       -------
-
Loss before income taxes.............................      (20,670)       (1,003)         (464)
Tax benefit..........................................         1,092             -             -
                                                         ----------      --------       -------

Net loss.............................................      (19,578)       (1,003)         (464)
                                                         ==========      ========       =======

Pro forma per Genzyme Molecular Oncology common share:
    Pro forma basic and diluted net loss.............    $   (5.01)      $ (0.26)       $(0.12)
                                                         ==========      ========        ======

    Pro forma shares outstanding.....................         3,910         3,910         3,910
                                                         ==========      ========       =======








 The accompanying notes are an integral part of these combined financial statements.
                                       9

GENZYME MOLECULAR ONCOLOGY
COMBINED STATEMENTS OF CASH FLOWS


(AMOUNTS IN THOUSANDS)                                  FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------
                                                              1997        1996     1995
                                                            --------    -------    -----
OPERATING ACTIVITIES:
    Net loss.............................................   $(19,578)   $(1,003)   $(464)
    Reconciliation of net loss to net cash used
     by operating activities:
       Depreciation and amortization.....................      5,245          -        -
       Amortization of deferred taxes....................     (1,092)         -        -
       Purchase of in-process technology.................      7,000          -        -
       Accretion of debt conversion feature..............        957          -        -
       Equity in net loss of joint venture...............        258          -        -
       Accrued interest/amortization of
          marketable securities..........................       (141)         -        -
       Non-cash compensation expense.....................         58          -        -
       Increase (decrease) in cash from working capital,
          net of effects of acquired business:
          Other current assets and liabilities...........       (890)         -        -
          Accrued expenses...............................        556          -        -
          Deferred revenue...............................      1,583          -        -
          Due to Genzyme General.........................      2,011          -        -
                                                            --------    -------    -----
          Net cash used by operating activities..........     (4,033)    (1,003)    (464)

INVESTING ACTIVITIES:
    Acquisition of PharmaGenics, Inc., net of acquired cash        9          -        -
    Investment in joint venture..........................       (724)         -        -
    Purchases of investments.............................     (6,086)         -        -
    Purchases of equipment...............................       (357)         -        -
                                                            --------    -------    -----
          Net cash used by investing activities..........     (7,158)         -        -

FINANCING ACTIVITIES:
    Proceeds from issuance of warrants...................        724          -        -
    Proceeds from issuance of convertible debentures, net     19,150          -        -
    Allocation of debt from Genzyme General..............      5,000          -        -
    Parent company investment, Genzyme General...........      1,371      1,003      464
    Other................................................        (44)         -        -
                                                            --------    -------    -----
          Net cash provided by financing activities......     26,201      1,003      464

Increase in cash and cash equivalents....................     15,010          -        -
Cash and cash equivalents at beginning of period.........          -          -        -
                                                            --------    -------    -----
Cash and cash equivalents at end of period...............   $ 15,010    $     -    $   -
                                                            ========    =======    =====

Supplemental disclosure of non-cash transaction:
    Acquisition of PharmaGenics, Inc. - See Note B.


 The accompanying notes are an integral part of these combined financial statements.

                           GENZYME MOLECULAR ONCOLOGY

                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS
Genzyme Molecular Oncology Division ("Genzyme Molecular Oncology" or "GMO"), a division of Genzyme Corporation (the "Company" or "Genzyme"), is engaged in the development and commercialization of novel cancer therapeutics and diagnostics based on molecular tools and genomics information. GMO's products and services include a genomics service business based on its SAGE(TM) differential gene expression technology ("SAGE(TM)"), two gene immunotherapy programs currently in Phase I clinical trials for melanoma, additional gene therapy programs based on immunotherapy and tumor targeting, a drug discovery program to identify small molecules that interact with cancer-related targets and diagnostic assay capabilities. Genzyme formed GMO in June 1997 by acquiring PharmaGenics, Inc. ("PharmaGenics") and combining it with several of its existing programs in the field of oncology. Operations under the existing Genzyme programs combined to form GMO commenced December 1, 1994 (the "Date of Inception").

BASIS OF PRESENTATION
The combined financial statements of GMO include the balance sheets, results of operations and cash flows of Genzyme's molecular oncology operations, which were part of Genzyme General through June 18, 1997. GMO's financial statements are prepared using amounts included in Genzyme's consolidated financial statements. Corporate allocations reflected in these financial statements are determined based upon methods which management believes to be reasonable (see Note D., "Related Party Transactions" below). GMO generated revenue from operations during the third quarter of 1997 and therefore is no longer considered to be a development stage enterprise for reporting purposes.

On June 18, 1997, pursuant to an agreement between Genzyme and PharmaGenics, PharmaGenics merged with and into Genzyme (the "Merger"). Therefore, from June 18, 1997, the results of PharmaGenics are included in GMO's financial statements. As consideration for the Merger, the stockholders of PharmaGenics received approximately 3,910,000 shares of GMO Stock. The GMO Stock is intended to reflect the value and track the performance of GMO. As compensation to Genzyme General for its contribution to GMO, 6,000,000 shares of GMO Stock have been reserved for issuance for the benefit of Genzyme General or its stockholders (these 6,000,000 shares are referred to as the "GMO Designated Shares") (See Note H., "Division Equity" below). The Genzyme Board of Directors (the "Genzyme Board") may issue the GMO Designated Shares as a stock dividend to the holders of GGD Stock or it may sell such shares in a public or private sale and allocate all of the proceeds to Genzyme General. Genzyme's management and accounting policies require Genzyme to distribute GMO Designated Shares to holders of GGD Stock on the later of November 30, 1998 or 360 days following completion of an initial public offering of GMO Stock (the "GMO IPO"), although the Genzyme Board may elect to distribute these shares at any time but not later than November 29, 1999.

PRINCIPLES OF COMBINATION
The accompanying combined financial statements reflect the combined accounts of all of GMO's businesses. All material intradivisional items and transactions have been eliminated in combination. Investments in joint ventures in which GMO has a substantial ownership interest of approximately twenty-percent to fifty-percent, or in which GMO participates in policy decisions are accounted for using the equity method. Accordingly, GMO's share of the earnings or losses of these entities is included in combined net income (loss).

                           GENZYME MOLECULAR ONCOLOGY

                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FINANCIAL INFORMATION
Genzyme will provide to holders of Genzyme Molecular Oncology Division Common Stock ("GMO Stock") separate financial statements, management's discussion and analysis, descriptions of business and other relevant information for GMO. Notwithstanding the attribution of assets and liabilities, including contingent liabilities, between Genzyme General, GTR and GMO for the purposes of preparing their respective financial statements. This attribution will not affect legal title to such assets or responsibility for such liabilities of Genzyme or any of its subsidiaries. Holders of GMO Stock, Genzyme General Division Common Stock ("GGD Stock"), and Genzyme Tissue Repair Division Common Stock ("GTR Stock") are common stockholders of Genzyme and continue to be subject to all risks associated with an investment in Genzyme. Liabilities or contingencies of Genzyme General, GTR or GMO could affect the financial condition or results of operations of the other divisions. Accordingly, the GMO combined financial statements should be read in connection with Genzyme's consolidated financial statements included in this Annual Report.

Accounting policies and financial information specific to GMO are presented in these GMO combined financial statements. Accounting policies and financial information relevant to Genzyme, Genzyme General, and GTR and GMO collectively are presented in the consolidated financial statements of Genzyme Corporation and subsidiaries. The Company prepares the financial statements of the division in accordance with generally accepted accounting principles, the accounting policies of Genzyme (see Note A., "Summary of Significant Accounting Policies" to Genzyme's Consolidated Financial Statements (the "Consolidated Financial Statements") which are incorporated herein by reference), and the divisional accounting policies approved by the Genzyme Board. Except as otherwise provided in such policies, the management and accounting policies applicable to the presentation of the financial statements of GMO may be modified or rescinded at the sole discretion of the Genzyme Board without approval of the stockholders, subject only to the Genzyme Board's fiduciary duty to Genzyme's stockholders.

DIVIDEND POLICY
Under the terms of the Genzyme Charter, dividends may be paid to the holders of GMO Stock only out of the lesser of funds of Genzyme legally available for the payment of dividends and the Available GMO Dividend Amount, as defined in the Genzyme Charter. Although there is no requirement to do so, the Genzyme Board would declare and pay cash dividends on GMO Stock, if any, based primarily on earnings, financial condition, cash flow and business requirements of GMO. There is currently no intention of paying cash dividends.

NET LOSS PER SHARE
Historical loss per share information is omitted as there were no shares of GMO Stock outstanding prior to June 18, 1997 and pro forma net loss per share is disclosed for all periods presented. The pro forma shares outstanding represent the shares of GMO Stock issued to effect the Merger. Following issuance of the GMO Stock, the method of calculating earnings per share for GMO would reflect the terms of the Genzyme Charter, which provide that dividends may be declared and paid out of the lesser of funds of Genzyme legally available for the payment of dividends and the Available GMO Dividend Amount, as defined.

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

The following table sets forth the computation of basic and diluted earnings per share:

                                                             December 31,
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)      1997      1996    1995
--------------------------------------------------  -------   -------   -----
Net Loss.......................................... ($19,578)  ($1,003)  ($464)

Basic and diluted weighted average shares
   outstanding....................................    3,910     3,910   3,910

Pro forma net loss per common share -
   basic and diluted...............................   ($5.01)  ($0.26) ($0.12)

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

                           GENZYME MOLECULAR ONCOLOGY

                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


ACCOUNTING FOR STOCK-BASED COMPENSATION
The Genzyme stockholders have approved amendments to the existing Genzyme 1990 and 1997 Equity Incentive Plans (the "Equity Plans") and the 1988 Director Stock Option Plan (the "Director Stock Option Plan") that would allow for the issuance of shares of GMO Stock under such plans, in addition to the GGD Stock and GTR Stock already included in such plans. The Equity Plans will permit the granting of options to purchase GMO Stock to employees. GMO has adopted the disclosure-only alternative for accounting for stock-based employee compensation as required by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and GMO has disclosed pro forma net income (loss) and pro forma earnings per share information in the footnotes to the combined financial statements using the fair value based method when employee stock options are granted.

                           GENZYME MOLECULAR ONCOLOGY

                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE B.  PHARMAGENICS MERGER

In June 1997, pursuant to an agreement between Genzyme and PharmaGenics, PharmaGenics merged with and into Genzyme. This transaction was accounted for as a purchase. The aggregate purchase price of $27.4 million (net of $0.6 million which represents the fees payable by PharmaGenics in connection with the Merger, which are included in accrued expenses), plus acquisition costs of $2.6 million and assumed liabilities of $5.4 million has been allocated to the acquired tangible and intangible assets based on their estimated respective fair values (amounts in thousands):

   Equipment.....................................................   $   208
   Other assets..................................................        50
   Completed technology rights (to be amortized over 3 years)....    20,000
   Goodwill (to be amortized over 3 years).......................    15,729
   Deferred tax liability (to be amortized over 3 years).........    (7,600)
   In-process technology.........................................     7,000
                                                                    -------
                                                                    $35,387
                                                                    =======

Accumulated amortization of the completed technology rights and goodwill was $5,127,000 as of December 31, 1997.

The amount allocated to in-process technology of $7.0 million represents the value assigned to PharmaGenics's programs which are still in the development stage and for which there is no alternative use. The value assigned to these programs (both complete and in-process) has been determined by selecting the maximum anticipated value of these programs, as provided by an independent valuation of the PharmaGenics business, based on comparable technologies. The amount allocated to in-process technology was charged to operations in June 1997, the period in which the Merger was consummated.

The deferred tax liability of $7.6 million results from the temporary difference between the book and tax basis of the completed technology computed at a 38.0% incremental tax rate.

As of the date of the Merger, PharmaGenics had borrowed $2.5 million from Genzyme under a credit facility which Genzyme had made available to PharmaGenics to fund PharmaGenics' documented operating costs. Upon consummation of the Merger, the PharmaGenics Note (See Note C., "Credit Facility" below) became a liability allocated to GMO, and the $2.5 million of outstanding principal is considered as an intracompany loan by Genzyme General to GMO, bearing interest at 6.0% per annum and maturing on February 10, 2002 and convertible at any time prior thereto, at the Genzyme Board's option, into GMO Designated Shares. The number of GMO Designated Shares resulting from any conversion of the PharmaGenics Note will be determined by dividing the principal and interest being converted by the conversion price (the "GMO Conversion Price") in effect on the date of conversion. The initial GMO Conversion Price will be determined upon the closing of a GMO IPO in which the aggregate gross proceeds to GMO equal or exceed $10.0 million (an "Offering"), and will be equal to (i) the per share price of the GMO Stock sold in the Offering or, if GMO Stock is not sold in the Offering, (ii) the initial conversion price of the security convertible into GMO Stock that is sold in the Offering, provided that if any portion of the PharmaGenics Note is converted prior to an Offering, the initial GMO Conversion Price is $7.00. The GMO Conversion Price is subject to adjustment upon declaration of any stock dividend or upon completion of any subdivision or combination of the GMO Stock.

                           GENZYME MOLECULAR ONCOLOGY

                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE B.  PHARMAGENICS MERGER (CONTINUED)

If the acquisition had taken place at the beginning of 1996, after giving effect for adjustments for increased amortization, increased interest expense, the tax benefit from the amortization of the deferred tax liability and the one time charge for in-process technology, the pro forma revenues, net loss and net loss per share for GMO would have been as follows. This pro forma information does not purport to be indicative of what would have occurred had the acquisition been made as of those dates or of results which may occur in the future.

(Amounts in thousands, except per share amounts)        Years Ended December 31,
--------------------------------------------------------------------------------
                                                             1996         1997
                                                             ----         ----
   Pro forma revenues.................................    $ 1,418        $ 857
   Pro forma net loss.................................    (15,113)     (26,091)
   Pro forma basic and diluted net loss per share.....      (3.87)       (6.67)
   Pro forma weighted average shares outstanding......      3,910        3,910

In connection with the PharmaGenics merger, a warrant to purchase certain shares of PharmaGenics Series A Stock was converted to a warrant to purchase approximately 10,000 shares of GMO Stock (the "Comdisco Warrant") at $8.04 per share.

NOTE C. CREDIT FACILITY

Genzyme had made a credit facility (the "Credit Facility") available to PharmaGenics to fund PharmaGenics documented operating costs through June 18, 1997 (date of acquisition). Monthly draws against the Credit Facility could be made, up to a maximum amount during December 1996, January 1997, February 1997, March 1997, April 1997 and May 1997 of $250,000, $750,000, $650,000, $450,000,
$550,000 and $550,000, respectively. Amounts not drawn by PharmaGenics in a designated month were available to cover documented expenses in any later month (subject to limitations described below). The maximum amount of monthly draws was subject to downward adjustment based on the amount of the gross revenues received by PharmaGenics in the prior month. An additional draw of $250,000 could be made under the Credit Facility if the SAGE[TM] patent licensed by PharmaGenics to JHU was issued while the Credit Facility was in effect, provided, however, that such draw was used by PharmaGenics to fulfill its obligation to JHU. As of June 18, 1997, PharmaGenics had drawn $2,450,000. The amount outstanding under this credit facility, including accrued interest, at December 31, 1997 is $2,582,000.

Amounts advanced under the Credit Facility are evidenced by a Subordinate Convertible Promissory Note which bears interest subsequent to June 18, 1997 at the rate for 6.0% per annum and matures on February 10, 2002 (the "Maturity Date"). The Note is a liability allocated to GMO, the outstanding principal amount has been treated as an intracompany loan by Genzyme General to GMO, due on the Maturity Date and convertible at any time prior thereto, at the Genzyme Board's option, into GMO Designated Shares pursuant to an established formula.

NOTE D.  RELATED PARTY TRANSACTIONS

Genzyme allocates certain corporate general and administrative, research and development, and cash management services to the divisions. Genzyme files a consolidated tax return and allocates income taxes to the divisions in accordance with the policies described below. Effective upon completion of the Merger, the Genzyme Board amended certain of the policies which govern the management of Genzyme General and GTR to include the management of GMO and added certain new policies governing interdivision transactions. The policies summarized below, with the exception of Interdivision Asset Transfers, may be further modified or rescinded by action of the Genzyme Board, or the Genzyme Board may adopt additional policies, without approval of the stockholders of Genzyme, subject only to the Genzyme Board's fiduciary duty to the Genzyme stockholders. In addition, generally accepted accounting principles require that any change in policy be preferable (in accordance with such principles) to the previous policy.

                           GENZYME MOLECULAR ONCOLOGY

                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE D.  RELATED PARTY TRANSACTIONS (CONTINUED)

FINANCIAL MATTERS
The Company manages the financial activities of Genzyme General, GTR and GMO. These financial activities include the investment of surplus cash, the issuance, repayment and repurchase of short-term and long-term debt, and the issuance and repurchase of common stock.

Loans may be made from time to time between divisions. Any such loan of $1.0 million or less will mature within 18 months and interest will accrue at the lowest borrowing rate available to Genzyme for a loan with similar terms and duration. Amounts borrowed in excess of $1.0 million will require approval of the Genzyme Board, which approval shall include a determination by the Genzyme Board that the material terms of such loan, including the interest rate and maturity date, are fair and reasonable to each participating division and to holders of the common stock representing such division. To date, GMO has borrowed $2,582,000 from Genzyme General (See Note C., "Credit Facility" above).

SHARED SERVICES
GMO operates as a division of Genzyme with its own personnel and financial resources, however, GMO has access to Genzyme's extensive research and development capabilities, manufacturing facilities, and worldwide clinical development and regulatory affairs staff, marketing, infrastructure and experience in raising capital and Genzyme's corporate general and administrative, selling and marketing, and research and development expenses have been allocated to GMO as if GMO operated on a stand-alone basis. Management believes that such allocation is a reasonable estimate of such expenses. Genzyme General allocations to GMO for general and administrative and selling and marketing expenses were $2.1 million in 1997, $0.2 million in 1996, and $0.1 million in 1995. Genzyme General allocations to GMO for research and development expenses were $5.3 million in 1997, $0.8 million in 1996, and $0.4 million in 1995.

INTERDIVISIONAL INCOME TAX ALLOCATIONS
GMO is included in the consolidated U.S. federal income tax return filed by Genzyme. Genzyme allocates current and deferred taxes to the divisions using the asset and liability method of accounting for income taxes and as if the divisions were separate taxpayers. Accordingly, the realizability of deferred tax assets is assessed at the division level. The sum of the amounts calculated for individual divisions of Genzyme may not equal the consolidated amount under this approach.

The accounting policies provide that, as of the end of any fiscal quarter of Genzyme, any projected annual tax benefit attributable to any division that cannot be utilized by such division to offset or reduce its current or deferred income tax expense may be attributed to any other division without any compensating payment or allocation. The treatment of such allocation for purposes of earnings per share computation is discussed in Note A., "Summary of Significant Accounting Policies -- Net Income (Loss) Per Share" in the Consolidated Financial Statements which are incorporated herein by reference.

ACCESS TO TECHNOLOGY AND KNOW-HOW
GMO has free access to all technology and know-how of Genzyme that may prove useful in GMO's business, subject to any obligations or limitations applicable to Genzyme.

                           GENZYME MOLECULAR ONCOLOGY

                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE D.  RELATED PARTY TRANSACTIONS (CONTINUED)

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

The Genzyme Board may at any time and from time to time reallocate any program, product or other asset from one division to any other division. All such reallocations will be done at fair market value, determined by the Genzyme Board, taking into account, in the case of a program under development, the commercial potential of the program, the phase of clinical development of the program, the expenses associated with realizing any income from the program, the likelihood and timing of any such realization and other matters that the Genzyme Board and its financial advisors, if any, deem relevant. The consideration for such reallocation may be paid by one division to another in cash or other consideration with a value equal to the fair market value of the assets being reallocated or, in the case of a reallocation of assets from GGD to GMO, the Genzyme Board may elect to account for such reallocation of assets as an increase in GMO Designated Shares. Notwithstanding the foregoing, no Key GMO Program, as defined in the management and accounting policies, may be transferred out of GMO without a class vote of the holders of GMO Stock.

OTHER INTERDIVISION TRANSACTIONS
From time to time, a division may engage in transactions with one or more other divisions or jointly with one or more other divisions and with one or more third parties. Such transactions may include agreements by one division to provide products and services for use by another division and joint ventures or other collaborative arrangements involving more than one division to develop new products and services jointly and with third parties. Research and development performed by one division for the benefit of another division will be charged to the division for which work is performed on a cost basis. The division performing the research will not recognize revenue as a result of performing such research. Corporate and general and administrative services will be provided by each division to any other division requesting such services on a cost basis. Other interdivisional transactions shall be on terms and conditions that would be obtainable in transactions negotiated at arm's length with unaffiliated third parties. Any interdivisional transaction to be performed on terms and conditions other than those previously set forth and that is material to one or more of the participating divisions will require the approval of the Genzyme Board, which approval shall include a determination by the Genzyme Board that the transaction is fair and reasonable to each participating division and to holders of the common stock representing each such division.

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

                           GENZYME MOLECULAR ONCOLOGY

                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE E.  REVOLVING CREDIT FACILITY

Genzyme has a revolving credit facility (the "Revolving Credit Facility") with a syndicate of commercial banks administered by Fleet National Bank in the amount of $225.0 million. Amounts drawn under the facility may be allocated among Genzyme General, GTR or GMO and are due in November 1999. As of December 31, 1997, GMO had $5.0 million of debt outstanding under the Revolving Credit Facility. GMO incurred $160,000 of interest expense related to this credit facility. (See Note J., "Long-term Debt And Leases" in the Consolidated Financial Statements which are incorporated herein by reference).

NOTE F.  GMO PRIVATE PLACEMENT

In August 1997, GMO raised $20.0 million through the private placement of 6% convertible debentures (the "GMO Debentures"), due August 29, 2002. The GMO Debentures are convertible into shares of GMO Stock, at the option of the holders, beginning on the 91st day after the effective date of a registration statement covering the initial public offering of GMO Stock (the "GMO IPO") at the average of the closing bid prices of GMO Stock as reported by the Nasdaq National Market for the 20 trading days immediately preceding the applicable conversion date (the "GMO Market Price"). Beginning February 26, 1998, the GMO Debentures are convertible at a discount to the GMO Market Price. This discount will begin at 7% on February 26, 1998 and will increase by an additional one percent every 30 days thereafter to 15% on October 24, 1998. Beginning November 23, 1998, the conversion price will be the lower of (i) 85% of the GMO Market Price calculated as of the actual conversion date and (ii) 85% of the GMO Market Price calculated as of November 21, 1998. In no event, however, will the conversion price be less than $7.70 per share (subject to adjustment in the event of any stock split, stock dividend, reclassification, combination or singular event.) In the third quarter of 1997, GMO recorded $16.5 million of proceeds attributed to the value of the debt and $3.5 million attributed to the value of the conversion feature (recorded as an increase to division equity). The debt will be accreted to its $20.0 million face value by a charge to interest expense of $3.5 million over the term of the initial 15 month conversion period. During the year ended December 31, 1997, GMO incurred $407,000 of interest expense related to the GMO Debentures.

EXCHANGE OPTION
If the effective date of the GMO IPO does not occur before August 29, 1998, at the holder's option, the GMO Debentures may be exchanged for a 5% convertible debenture issued by Genzyme General (the "GGD Debenture") due August 29, 2003. If the GMO IPO is completed before August 29, 1998 but the aggregate proceeds from the offering are less than $15.0 million or GMO's market capitalization is below $90.0 million, at the holder's option, 50% of the GMO Debentures can be exchanged for the GGD Debentures. The exchange option must be exercised within 30 business days of the event triggering the right of exchange.

PUT OPTION
Beginning on the 181st day following the effective date of the GMO IPO, the holders of the GMO Debentures have the option (the "Put Option") to require Genzyme to pay the entire principal amount of the GMO Debentures in cash, together with interest at the rate of 15% per annum (less any interest previously paid) if the conversion price (as calculated above) is less than $7.70 per share for 90 consecutive days (a "Put Option Review Period"). The Put Option is exercisable only with respect to the first three Put Option Review Periods that occur while the GMO Debentures are outstanding and, if the Put Option is not exceeded within 15 days after any Put Option Review Period, a period of 90 days from the last day of the previous Put Option Review Period must elapse before another Put Option Review Period commences.

GMO CALL OPTION
The GMO Debentures are callable with cash or stock beginning 18 months after the effective date of the GMO IPO if the stock has closed at 150% of the fixed conversion price for 20 consecutive trading days.

                           GENZYME MOLECULAR ONCOLOGY

                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE G.  STRESSGEN/GENZYME LLC

The disclosures relating to Stressgen/Genzyme LLC are included in Note H., "Investments" to the Consolidated Financial Statements which are incorporated herein by reference.

GMO recorded $315,000 and $287,000 of research and development revenue and cost of research and development revenue, respectively, related to services billed to StressGen/Genzyme LLC for the year ended December 31, 1997. GMO has a receivable of $427,000 from StressGen/Genzyme LLC at December 31, 1997, which is included in other current assets. For the year ended December 31, 1997, GMO recorded $258,000 of equity in loss of joint venture. Summary financial information for StressGen/Genzyme LLC is not presented as the impact of StressGen/Genzyme
LLC's activities on the Company's statement of operations for the year ended December 31, 1997 is not considered to be material.


NOTE H.  DIVISION EQUITY

The following presents the equity of GMO for the periods presented. The presentation of Division Equity reflects the amounts expended by Genzyme on programs being attributed to GMO and, accordingly, such amounts are reflected as a parent company investment.


(AMOUNTS IN THOUSANDS)                                      DECEMBER 31,
-------------------------------------------------------------------------------
                                                    1997        1996      1995
                                                  --------    -------    ------
Balance at beginning of period.................   $      -    $     -    $    -
Net loss.......................................    (19,578)    (1,003)     (464)
Allocation from Genzyme General................      1,371      1,003       464
Shares issued in connection with acquisition
 of PharmaGenics...............................     27,369          -         -
Issuance of warrants and options...............        899          -         -
Unearned compensation..........................       (117)         -         -
Value of debt conversion feature...............      3,529          -         -
Unrealized gain (loss) on investments..........         (7)         -         -
                                                  --------    -------    ------
  Balance at end of period.....................   $ 13,466    $     -    $    -
                                                  ========    =======    ======

There are 40,000,000 shares of GMO Stock authorized. Of the authorized shares, 3,909,908 million were issued to effect the Merger (see Note B., "PharmaGenics Merger" above). In addition, 6,000,000 GMO Designated Shares were created as a result of the Merger.

PREFERRED STOCK, DIRECTORS DEFERRED COMPENSATION PLAN, STOCK RIGHTS, STOCK OPTIONS, EMPLOYEE STOCK PURCHASE PLAN, STOCK COMPENSATION PLAN AND GMO DESIGNATED SHARES. The disclosures relating to Genzyme's Preferred Stock, Deferred Compensation Plan, Stock Rights, Employee Stock Purchase Plan, and Stock Compensation Plan, are included in Note K., "Stockholder's Equity" to the Consolidated Financial Statements which are incorporated herein by reference.

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

As of December 31, 1997 GMO had 6,000,000 Designated Shares reserved for issuance. There have been no issuances of GMO Designated Shares to date.

Further disclosures relating to Genzyme Stock Options and GMO Designated Shares are included in Note K., "Stockholders' Equity" to the Consolidated Financial Statements which are incorporated herein by reference.

                           GENZYME MOLECULAR ONCOLOGY

                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE H.  DIVISION EQUITY (CONTINUED)

STOCK COMPENSATION PLAN

The Company applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its four stock-based compensation plans, the 1997 Equity Incentive Plan and the 1990 Equity Incentive Plan (both of which are stock option plans), the 1990 Employee Stock Purchase Plan (a stock purchase plan), and the 1988 Director Stock Option Plan and accordingly, no compensation expense has been recognized for options granted and shares purchased under the provisions of these plans for options granted with an exercise price equal to fair market value. Had compensation expense for the stock-based compensation plans been determined based on the fair value at the grant dates for options granted and shares purchased under the plans consistent with the method of SFAS 123, GMO's net loss and loss per share would have been as follows (disclosure is presented exclusively for the year ended December 31, 1997, as there were no GMO Stock options issued under the above mentioned plans prior to 1997):

(AMOUNTS IN THOUSANDS, EXCEPT FOR (LOSS) PER SHARE INFORMATION)         1997
-----------------------------------------------------------------------------
       Net loss:
          As reported...........................................    $(19,578)
          Pro forma.............................................     (19,787)
       Basic loss per share:
          As reported...........................................       (5.01)
          Pro forma.............................................       (5.06)
       Diluted loss per share:
          As reported...........................................       (5.01)
          Pro forma.............................................       (5.06)

For assumptions used in the SFAS 123 calculations for GMO for the three years ended December 31, 1997, 1996 and 1995 -- see Note K. "Stockholders Equity" to the Consolidated Financial Statements which are incorporated herein by reference.

The effects of applying SFAS 123 in this pro forma disclosure are not likely to be representative of the effects of reported net income for future years. SFAS 123 does not apply to awards granted prior to 1995 and additional awards are anticipated in future years.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. In computing these pro forma amounts, GMO has assumed a risk-free interest rate equal to approximately 5.96%, expected volatility of 45%, zero dividend yields and expected lives of four years. The average fair value of the options granted during 1997 is estimated at $7.00 on the date of the grant.

                           GENZYME MOLECULAR ONCOLOGY

                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE I.  INCOME TAXES

There was no provision for income taxes due to GMO's operating losses. As part of the Merger, GMO recorded a deferred tax liability of $7.6 million resulting from the difference between the book and tax basis of the completed technology computed at a 38% incremental tax rate. This amount will be amortized over three years consistent with the life of the completed technology. GMO recorded $1,092,000 of deferred tax benefit for the year ended December 31, 1997.


The following summarizes GMO's provision for (benefit from) income taxes for the year ended December 31, 1997:


(DOLLARS IN THOUSANDS)
-------------------------------------
Federal income taxes:
  Current............................    $     -
  Deferred...........................     (1,006)
State income taxes:
  Current............................          -
  Deferred...........................        (86)
                                         -------
Total income tax benefit.............    $(1,092)
                                         =======

The differences between the effective tax rates and the U.S. federal statutory tax rates for the year ended December 31, 1997 were as follows:

    U.S. Federal income tax statutory rate.................     (35.0)%
    State income taxes, net of federal benefit.............      (3.0)
    Tax credits............................................      (2.4)
    Nondeductible amortization.............................       6.4
    Nondeductible interest ................................       2.7
    Deductions subject to deferred tax valuation allowance.      22.4
                                                                -----
    Effective tax rate.....................................      (8.9)%
                                                                =====

At December 31, 1997 and 1996, the components of deferred tax assets and liabilities were as follows (in thousands):

                                                    1997      1996
                                                  -------    -----
   Deferred tax assets:
     Net operating loss carryforwards.........    $ 5,250    $ 572
     Tax credits..............................        459        -
                                                  -------    -----
     Gross deferred tax asset.................      5,709      572
     Valuation allowance......................     (5,709)    (572)
                                                  -------    -----
     Net deferred tax asset...................    $     -    $   -

   Deferred tax liabilities:
     Intangible amortization..................     (6,509)       -
                                                  -------    -----
     Net deferred tax assets..................    $(6,509)   $   -
                                                  =======    =====

Due to uncertainty surrounding the realization of certain favorable tax attributes, GMO placed a valuation allowance of $5.7 million for December 31, 1997 against otherwise recognizable deferred tax assets. At the time GMO recognizes these tax assets in accordance with generally accepted accounting principles, the resulting deferred tax benefits will be reflected in the tax provision for GMO. However, the benefit of these deferred tax assets has been previously allocated to Genzyme General in accordance with the management and accounting policies, and will be reflected as a reduction of GMO net income to determine net income attributable to GMO Stock.

NOTE J.   BENEFIT PLANS

For discussion on the Company's benefit plans, see Note O., "Benefit Plans" in the Consolidated Financial Statements which are incorporated herein by reference.

GENZYME MOLECULAR ONCOLOGY

REPORT OF INDEPENDENT  ACCOUNTANTS

To the Board of Directors and Stockholders of Genzyme Corporation:

We have audited the accompanying combined balance sheets of Genzyme Molecular Oncology (as described in Note A) as of December 31, 1997 and 1996, the related combined statements of operations and cash flows for each of the three years in the period ended December 31, 1997. The combined financial statements are the responsibility of Genzyme Corporation's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

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

In our opinion, the combined financial statements of Genzyme Molecular Oncology present fairly, in all material respects, the financial position of Genzyme Molecular Oncology as of December 31, 1997 and 1996 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

As more fully described in Note A to these financial statements, Genzyme Molecular Oncology is a business group of Genzyme Corporation; accordingly, the combined financial statements of Genzyme Molecular Oncology should be read in conjunction with the audited consolidated financial statements of Genzyme Corporation and Subsidiaries.



                                               /s/ Coopers & Lybrand L.L.P.
                                               -------------------------------
                                               COOPERS & LYBRAND L.L.P.



Boston, Massachusetts
February 27, 1998