Form 10-K/A, Exhibit 13
period 1997-12-31
GENZYME CORP
filed 1998-04-27
CIK 732485

                          FINANCIAL STATEMENTS                    EXHIBIT 13.1

                                                                                                          PAGE NO.

I.   GENZYME GENERAL
      Combined Selected Financial Data..................................................................       2
      Management's Discussion and Analysis of Financial Condition and Results of Operations.............       5
      Combined Balance Sheets - December 31, 1997 and 1996..............................................      12
      Combined Statements of Operations - For the Years Ended December 31, 1997, 1996 and 1995..........      13
      Combined Statements of Cash Flows - For the Years Ended December 31, 1997, 1996 and 1995..........      15
      Notes to Combined Financial Statements............................................................      17
      Report of Independent Accountants.................................................................      30

II.  GENZYME CORPORATION AND SUBSIDIARIES
      Consolidated Selected Financial Data..............................................................      31
      Management's Discussion and Analysis of Financial Condition and Results of Operations.............      34
      Consolidated Balance Sheets - December 31, 1997 and 1996..........................................      45
      Consolidated Statements of Operations - For the Years Ended December 31, 1997, 1996 and 1995......      47
      Consolidated Statements of Cash Flows - For the Years Ended December 31, 1997, 1996 and 1995......      49
      Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1997, 1996
        and 1995........................................................................................      51
      Notes to Consolidated Financial Statements........................................................      53
      Report of Independent Accountants.................................................................      83

GENZYME GENERAL
COMBINED SELECTED FINANCIAL DATA

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

GENZYME GENERAL
COMBINED SELECTED FINANCIAL DATA (CONTINUED)

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


(6) In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128") which established a different method of computing net income per share ("EPS") than is required under the provisions of Accounting Principles Board Opinion No. 15 ("APB 15"). The Company adopted SFAS 128 in the fiscal quarter ending December 31, 1997. All historical EPS data presented herein has been restated to conform to the provisions of SFAS 128 (See Note A., "Summary of Significant Accounting Policies-Net Income (Loss) Per Share" to Genzyme General's Combined Financial Statements).


(7) Cash and investments includes cash, cash equivalents, and short- and long-term investments and excludes investment in equity securities.

(8) In March 1996, holders of the 6 3/4% Convertible Subordinated Notes due 2001 (the "Notes") issued by Genzyme in October 1991 for net proceeds of $97.3 million, converted such notes into 3,782,496 shares of GGD Stock and 255,000 shares of Genzyme Tissue Repair Division Common Stock ("GTR Stock").


(9) In June 1996, the Company's $15.0 million credit line with a commercial bank was increased to $215.0 million in connection with the acquisition of DSP in July 1996. In November 1996, this credit line was refinanced with a syndicated group of banks and the line of credit was increased to $225.0 million (the "Revolving Credit Facility"). As of December 1996, Genzyme had $218.0 million outstanding under the Revolving Credit Facility, of which $200.0 million was allocated to Genzyme General. As of December 31, 1997, Genzyme had $118.0 million outstanding under the Revolving Credit Facility, of which $95.0 million was allocated to Genzyme General. (See Note J., "Long-Term Debt and Leases" to Genzyme's Consolidated Financial Statements which is incorporated herein by reference).


(10) In October 1995, Genzyme General completed the sale of 5,750,000 shares of GGD Stock for net proceeds of $141.3 million.

(11) Genzyme formed Genzyme Molecular Oncology Division ("Genzyme Molecular Oncology" or "GMO") in June 1997 by acquiring Pharmagenics, Inc. ("PharmaGenics") and combining it with several existing programs in the field of oncology. The costs related to these programs were included in Genzyme General from December 1, 1994 to June 18, 1997. Therefore, from June 18, 1997, the costs and expenses related to GMO are no longer included in Genzyme General's results of operations.

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF GENZYME GENERAL'S FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION


This discussion contains forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent the expectations of the management of Genzyme General Division ("Genzyme General") and Genzyme Corporation ("Genzyme" or the "Company") as of the filing date of this Annual Report. The actual results for both Genzyme General and Genzyme could differ materially from those anticipated by the forward-looking statements due to the risks and uncertainties described under the caption "Factors Affecting Future Operating Results" for Genzyme General and Genzyme, respectively. Stockholders and potential investors should consider carefully each of these risks and uncertainties in evaluating the financial condition and results of operations of Genzyme General and Genzyme.


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


         Because of the strategic changes in Genzyme General's business, the financial condition and results of operations will now be discussed differently than in previous years. Genzyme General is now focusing its efforts within three business areas -- therapeutics, surgical products and diagnostics.

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


         The Surgical Products business unit was formed in July 1996 following the acquisition of DSP and combines the business of DSP with Genzyme General's hyaluronic acid-based products designed to limit post operative adhesions (the "Sepra Products"). Sepra Products primarily consist of sales of Seprafilm(R). Product sales by the Surgical Products business unit for 1997 were $100.8 million as compared to $50.7 million for the period from July 1, 1996, the date of the acquisition of DSP, through December 31, 1996. Surgical Products sales consisted primarily of sales of cardiovascular fluid management products, surgical closures and surgical instruments. These product sales (excluding sales of Sepra Products) declined 12% in the second half of 1997 in comparison to the same period of 1996 due to a loss of volume and severe price competition in the fluid management business. DSP's product sales for the first half of 1996, which are not included in the results of Genzyme General, were $53.2 million.


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



         Product sales by the Diagnostic Products and Pharmaceuticals business units increased 15% and 45%, respectively, over 1995. The increase in Diagnostic Products sales resulted from growth in each of its product lines, most notably in sales of the Direct LDL[TM] test and diagnostic intermediates. The increase in Pharmaceuticals sales was generated primarily from sales of Melatonin during the first half of 1996 and from sales of Cosmetic Grade HA Powder. Melatonin sales declined materially during the second half of 1996 due to declining market demand.


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


         Neozyme II. On October 28, 1996, Genzyme, through a wholly-owned subsidiary ("Acquisition Corp.") completed a tender offer for outstanding Units of Neozyme II for $45.00 per Unit in cash. A total of 2,385,686 Units, or 98.8%, were tendered and accepted for payment. Each Neozyme II Unit consisted of one share of Callable Common Stock and one Callable Warrant to purchase two shares of GGD Stock and .0675 share of GTR Stock (after 1996 GGD Stock split). On December 6, 1996, Neozyme II was merged with and into Acquisition Corp. and the remaining outstanding shares of Callable Common Stock (other than shares held by Genzyme and its subsidiaries) were thereby cancelled and converted into the right to receive $29.00 per share in cash. The Callable Warrants included in the untendered Units separated from the shares of Callable Common Stock converted in the merger and became exercisable on December 6, 1996. Genzyme General recorded a charge of $106.5 million for the purchase of in-process research and development in connection with the acquisition of Neozyme II.


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


         NO ASSURANCE OF COMMERCIAL SUCCESS OF THE SEPRA PRODUCTS. In August 1996, Genzyme received marketing approval from the FDA for Seprafilm(R) and commenced commercial sales of Seprafilm(R) in the U.S. on behalf of GVII. The successful commercialization of Seprafilm(R) and other Sepra Products will depend on many factors, including: (i) the content and timing of decisions made by the FDA and other regulatory authorities, (ii) market acceptance of the Sepra Products by surgeons and hospital administrators, (iii) Genzyme General's ability to deploy its sales force to market the Sepra Products, (iv) Genzyme General's ability to supply sufficient product to meet market demand, (v) the number and relative efficacy of competitive products that may subsequently enter the market and (vi) the degree to which third party reimbursement is available for the Sepra Products. There can be no assurance that Genzyme General will be successful in its efforts to commercialize the Sepra Products.



         TECHNOLOGY TRANSFERRED TO GENZYME DEVELOPMENT PARTNERS, L.P. Genzyme organized GDP, a special purpose research and development entity, and transferred technology and commercial rights to certain products that Genzyme previously had under development. Genzyme has an option to purchase the limited partnership interests in GDP under certain circumstances. It is uncertain at this time whether Genzyme will exercise this option. If Genzyme does not exercise this option, it will have limited rights in revenues generated from the sale of GDP's products. If Genzyme does exercise this option, it will be required to make substantial cash payments or to issue shares of GGD Stock, or both. Cash payments will diminish Genzyme's capital resources. Payments in GGD Stock could result in dilution to holders of GGD Stock and could negatively affect the market price of such stock.



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

PRINCIPLES OF COMBINATION


The combined financial statements of Genzyme General include the accounts of all of the majority and wholly-owned subsidiaries and joint ventures of Genzyme, except for the accounts of Genzyme Tissue Repair and, beginning on June 18, 1997, the accounts of Genzyme Molecular Oncology. The equity method is used to account for investments in companies and joint ventures in which Genzyme General has a substantial ownership interest (20% to 50%), or in which Genzyme General participates in policy decisions. Investments of less than 20% are reported at fair value. (See Note H., "Investments" to Genzyme's Consolidated Financial Statements (the "Consolidated Financial Statements") which is incorporated herein by reference.) All significant intercompany items and transactions have been eliminated in combination. Certain items in the combined financial statements for the years ended December 31, 1995 and 1996 have been reclassified to conform with the December 31, 1997 presentation.


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

Accounting policies and financial information specific to Genzyme General are presented in these Genzyme General combined financial statements. Accounting policies and financial information relevant to Genzyme, Genzyme General, GTR and GMO collectively are presented in the consolidated financial statements of Genzyme Corporation and subsidiaries. The Company prepares the financial statements of the division in accordance with generally accepted accounting principles, the management and accounting policies of Genzyme and the divisional accounting policies approved by the Genzyme Board. (See Note A., "Summary of Significant Accounting Policies" to the Consolidated Financial Statements, which is incorporated herein by reference). Except as otherwise provided in such policies, the management and accounting policies applicable to the presentation of the financial statements of Genzyme General may be modified or rescinded at the sole discretion of the Genzyme Board without approval of the stockholders, subject only to the Genzyme Board's fiduciary duty to Genzyme's stockholders.

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
                                                   ========       ========        ========



------------

(1) In March 1996, $100.0 million of 6 3/4% convertible subordinated notes issued by Genzyme in October 1991 were converted into approximately 3,782,000 shares of GGD Stock and 255,000 shares of GTR Stock. For the diluted EPS calculation in 1995, no adjustment to Genzyme General's net income is required in assuming the conversion of the notes as of January 1, 1995 because substantially all of the interest costs incurred on the notes were capitalized.

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

NOTE B.  RELATED PARTY TRANSACTION POLICIES


Genzyme allocates certain corporate costs for general and administrative, research and development and cash management services to the divisions. Genzyme files a consolidated tax return and allocates income taxes to the divisions in accordance with the policies described below. Effective upon the merger of GMO and PharmaGenics, the Genzyme Board amended certain of the policies which govern the management of the divisions and added certain new policies governing interdivision transactions. The policies summarized below, with the exception of Interdivision Asset Transfers, may be further modified or rescinded by action of the Genzyme Board, or the Genzyme Board may adopt additional policies, without approval of the stockholders of Genzyme, subject only to the Genzyme Board's fiduciary duty to the Genzyme stockholders. In addition, generally accepted accounting principles require that any change in policy be preferable (in accordance with such principles) to the previous policy.

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


Pursuant to the management and accounting policies adopted by the Genzyme Board, as of the end of any fiscal quarter of Genzyme, any projected tax benefit attributable to any division that cannot be utilized by such division to offset or reduce its current or deferred income tax expense may be allocated to any other division which can utilize the benefit without any compensating payment or allocation. The treatment of such allocation for purposes of earnings per share computation is discussed in Note A., "Net Income (Loss) Per Share" to the Consolidated Financial Statements which is incorporated herein by reference.


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

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE D.  ACQUISITIONS

Incorporated by reference herein are the disclosures related to the acquisitions of IG, Genetrix, DSP and Neozyme II included in Note C., "Acquisitions" to the Consolidated Financial Statements.

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

                                                       YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                                1996
                                                                ----
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)            (UNAUDITED)
-------------------------------------------------------------------------------
Pro forma revenues ...................................        $ 556,274
Pro forma net income .................................        $  65,146
Pro forma net income per Genzyme General
  common share - basic ...............................        $    0.95
Pro forma net income per Genzyme General
  common and common equivalent share - diluted .......        $    0.88



NOTE E.  MAJORITY-OWNED SUBSIDIARY


IG LABORATORIES, INC.


IG was an approximately seventy-percent-owned subsidiary for the period from January 1, 1995 through October 1, 1995. (See Note C., "Acquisitions" to the Consolidated Financial Statements which is incorporated herein by reference).

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
                                                  =======     =======     =======     =======

REALIZED AND UNREALIZED GAINS AND LOSSES ON MARKETABLE SECURITIES AND
INVESTMENTS:

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

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS



     The disclosures related to Genzyme General's investments in GTC, ABIOMED, Inc., Aronex Pharmaceuticals, Inc., Celtrix Pharmaceuticals, Inc., Geltex Pharmaceuticals, Inc., and Nabi (formerly North American Biologicals, Inc.) are included in Note H., "Investments" to the Consolidated Financial Statements which is incorporated herein by reference.


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

Although the Company retains responsibility for the repayment of all long-term debt obligations (See Note J., "Long-term Debt and Leases" to the Consolidated Financial Statements which is incorporated herein by reference), such debt is allocated to either Genzyme General, GTR or GMO for reporting purposes based on the intended use of the funds borrowed under each instrument.

CREDIT FACILITIES, INTEREST RATE HEDGE AGREEMENTS, MORTGAGE NOTES AND CONVERSION OF $100.0 million, 6-3/4% CONVERTIBLE SUBORDINATED NOTES:

The disclosures related to Genzyme's Credit Facilities, and Interest Rate Hedge Agreements, Mortgage Notes and conversion of $100.0 million Convertible Subordinated Notes (the "Notes") (which were converted in March 1996 into shares of GGD Stock and GTR Stock) and the GTR and GMO Private Placements are included in Note J., "Long-Term Debt and Leases" to the Consolidated Financial Statements which is incorporated herein by reference.

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

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS

FUTURE MINIMUM PAYMENTS DUE UNDER CAPITAL AND OPERATING LEASES:

                                                                   CAPITAL     OPERATING
       (DOLLARS IN THOUSANDS)                                      LEASES       LEASES
       -----------------------------------------------------------------------------------
       1998 ...............................................         $182       $ 13,256
       1999 ...............................................           10         12,674
       2000 ...............................................           --         11,532
       2001 ...............................................           --          8,481
       2002 ...............................................           --          8,155
       Thereafter .........................................           --         77,824
                                                                    ----       --------
       Total minimum payments .............................          192       $131,922
                                                                               ========
       Less: interest .....................................          (10)
                                                                    ----
                                                                    $182
                                                                    ====




NOTE L.  DIVISION EQUITY

The following presents the division equity of Genzyme General for the periods presented:


(DOLLARS IN THOUSANDS)                                                1997             1996            1995
-------------------------------------------------------------------------------------------------------------
Balance at beginning of period .............................       $ 884,225        $ 659,281        $395,649
Net income (loss) ..........................................          57,026          (47,513)         34,823
Allocation of tax benefits generated by GTR ................          17,666           17,011           8,857
Allocation of tax benefits generated by GMO ................           2,755             --              --
Issuance of common stock under stock plans .................          35,963           18,581          32,083
Exercise of warrants .......................................             855          106,164           6,264
Allocation to GTR for designated shares .....................        (14,892)         (11,714)           --
Shares issued in connection with acquisitions ..............            --             36,991          23,821
Allocation of acquired deferred tax asset in connection with
  the acquisition of PharmaGenics, Inc. ....................           2,900             --              --
Tax benefit of disqualified dispositions ...................           4,127            3,500           5,500
Issuance of common stock in connection with the conversion
 of $100.0M 6 3/4% Convertible Subordinated Notes ..........            --            101,400            --
Shares issued in public offering ...........................            --               --           141,276
Equity adjustments .........................................          (9,749)             524          11,008
                                                                   ---------        ---------        --------
                                                                   $ 980,876        $ 884,225        $659,281
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

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS


PREFERRED STOCK, DIRECTORS' DEFERRED COMPENSATION PLAN, STOCK RIGHTS, STOCK OPTIONS, EMPLOYEE STOCK PURCHASE PLAN, CREATION OF GGD STOCK AND GTR STOCK, WARRANTS, GTR DESIGNATED SHARES AND GMO DESIGNATED SHARES The disclosures relating to Genzyme's preferred stock, Directors' Deferred Compensation Plan, stock rights, stock options, Employee Stock Purchase Plan, creation of GGD Stock and GTR Stock, and warrants are included in Note K., "Stockholders' Equity" to the Consolidated Financial Statements which is incorporated herein by reference.


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

In October 1996, the Genzyme Board approved the allocation of up to $20.0 million in cash from Genzyme General to GTR to provide initial funding for GTR's joint venture with Diacrin, of which $7.0 million has been allocated to GTR in exchange for 721,455 GTR Designated Shares.


In 1997, the Genzyme Board approved the allocation of up to $25.0 million in cash from Genzyme General to GMO (the "GMO Equity Line"). The amount available was reduced to $5.0 million as a result of the issuance of the GMO Debentures in August 1997. No draws have been made under the GMO Equity Line to date.


As of December 31, 1997, there were approximately 885,000 GTR Designated Shares reserved for issuance. During 1997, the Company distributed approximately 2,292,000 GTR Designated Shares as a dividend to Genzyme General shareholders.

As of December 31, 1997, there were 6,000,000 GMO Designated Shares reserved for issuance. There have been no issuances of GMO Designated Shares to date.

Further disclosures relating to Genzyme's stock options and GTR and GMO Designated Shares are included in Note K., "Stockholders' Equity" to the Consolidated Financial Statements which is incorporated herein by reference.

STOCK COMPENSATION PLANS


The Company applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for its four stock-based compensation plans, the 1990 Equity Incentive Plan, and the 1997 Equity Incentive Plan (both of which are stock option plans), the 1988 Director Stock Option Plan (a stock option plan) and the 1990 Employee Stock Purchase Plan (a stock purchase plan) and, accordingly, no compensation expense has been recognized for shares purchased or for options granted to employees with an exercise price equal to fair market value. Had compensation expense for the stock-based compensation plans been determined based on the fair value at the grant dates for options granted and shares purchased under the plans consistent with the provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-based Compensation" ("SFAS 123"), Genzyme General's net (loss) income and (loss) earnings per share would have been as follows:


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

For the assumptions used in the SFAS 123 calculations for Genzyme General for the three years ended December 31, 1997, 1996 and 1995 -- see Note K., "Stockholders Equity" to the Consolidated Financial Statements which is incorporated herein by reference.

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
                                                 =======    =======    =======


The disclosures related to Neozyme II and Genzyme General participation in research contracts are included in Note H., "Investments in GTC and RenaGel LLC," and Note L., "Research and Development Agreements -- Genzyme Development Partners, L.P." to the Consolidated Financial Statements which are incorporated herein by reference.


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

NOTE P.  BENEFIT PLANS

The disclosures relating to Genzyme's domestic employee savings plan under
Section 401(k) of the Internal Revenue Code (the "401(k) Plan") and defined-benefit pension plans are included in Note O., "Benefit Plans" to the Consolidated Financial Statements which is incorporated herein by reference. Genzyme General contributed $1.3 million, $1.1 million, and $0.7 million to the 401(k) Plan in 1997, 1996 and 1995, respectively.

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

Certain information by geographic area follows (dollars in thousands):


                                                      UNITED
                                                      STATES      NETHERLANDS      UK       OTHER      ELIMINATION   COMBINATION
                                                     -----------  -----------    -------   -------     -----------   -----------
1997
 Net sales -
  unaffiliated customers .....................       $   423,912    $ 40,436    $32,852   $88,562      $    --       $   585,762
 Transfers between geographic areas ..........           119,391      63,100     28,205     2,634       (213,330)           --
                                                     -----------    --------    -------   -------      ---------     -----------
Total product and service sales ..............           543,303     103,536     61,057    91,196       (213,330)        585,762

 Pre-tax income ..............................            78,942       1,539      3,304     2,699          4,143          90,627
 Net income ..................................            70,008         948      2,172     1,235          3,084          77,447
 Assets ......................................         1,144,583      30,638     69,125    39,304        (80,594)      1,203,056
 Liabilities .................................           180,117      28,329      2,058    22,114        (10,438)        222,180

1996
 Net sales -
  unaffiliated customers .....................       $   354,323    $ 56,865    $21,217   $53,716      $    --       $   486,121
 Transfers between geographic areas ..........           101,786      33,659     30,435     3,615       (169,495)           --
                                                     -----------    --------    -------   -------      ---------     -----------
Total product and service sales ..............           456,109      90,524     51,652    57,331       (169,495)        486,121

 Pre-tax income ..............................           (30,124)        920      8,349     1,807         (8,259)        (27,307)
 Net income ..................................           (31,956)        520      8,349       844         (8,259)        (30,502)
 Assets ......................................         1,170,826      33,500     69,379    41,511        (85,697)      1,229,519
 Liabilities .................................           283,756      31,930      2,241    27,410            (43)        345,294


1995
 Net sales -
  unaffiliated customers .....................       $   247,138    $ 70,532    $13,669   $20,264      $    --       $   351,603
 Transfers between geographic areas ..........            74,697        --       19,543     4,115        (98,355)           --
                                                     -----------    --------    -------   -------      ---------     -----------
Total product and service sales ..............           321,835      70,532     33,212    24,379        (98,355)        351,603

 Pre-tax income ..............................            65,941         836         93     1,759         (3,300)         65,329
 Net income ..................................            45,856         540         93       491         (3,300)         43,680
 Assets ......................................           873,252      27,703     54,595    25,692       (126,656)        854,586
 Liabilities .................................           156,650      26,652      1,962    10,041           --           195,305



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

---------

(1) Includes pre-tax charges in the fourth quarter of 1997 of $29.2 million resulting from certain strategic financial provisions recorded in December 1997 (see Note C., "Strategic Financial Provisions" to the Combined Financial Statements above).


(2) Income (loss) per share data for the first, second and third quarters of 1997 and for all quarters of 1996 has been restated to reflect the adoption in December 1997 of SFAS 128, "Earnings Per Share" and is pro forma. (See Note A., "Summary of Significant Accounting Policies" to the Combined Financial Statements above.)


(3) Cumulative quarterly income per share data does not equal the annual amounts due to changes in the average common and common equivalent shares outstanding.

(4) Includes pre-tax charges in the third and fourth quarters of 1996 of $24.2 million and $106.5 million, respectively, for acquired incomplete technology (See Note C., "Acquisitions" to the Consolidated Financial Statements which is incorporated herein by reference).


NOTE S.  OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS


The disclosures relating to off-balance sheet financial instruments are included in Note D., "Off-Balance-Sheet Financial Instruments" to the Consolidated Financial Statements which is incorporated herein by reference.

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


-----------

(1) Includes $13.4 million of strategic financial provisions (See Note C, "Strategic Financial Provisions" to Genzyme General's Combined Financial Statements).

(2) Uncollectible accounts written off, net of recoveries.
(3) Reserve acquired in acquisition.

GENZYME CORPORATION
CONSOLIDATED SELECTED FINANCIAL DATA

CONSOLIDATED STATEMENTS OF OPERATIONS DATA
(DOLLARS IN THOUSANDS)

                                                                         FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------
                                                        1997             1996             1995             1994             1993
                                                     ---------        ---------        ---------        ---------        ---------
Revenues:
   Net product sales ...........................     $ 529,927        $ 424,483        $ 304,373        $ 238,645        $ 183,366
   Net service sales ...........................        67,158           68,950           52,450           50,010           50,511
   Revenues from research and development
    contracts:
     Related parties ...........................         8,356           23,011           26,758           20,883           34,162
     Other .....................................         3,400            2,310              202            1,513            2,332
                                                     ---------        ---------        ---------        ---------        ---------
       Total revenues...........................       608,841          518,754          383,783          311,051          270,371

Operating costs and expenses:
   Cost of products sold (1) ...................       206,028          155,930          113,964           92,226           64,704
   Cost of services sold .......................        47,289           54,082           35,868           32,403           34,558
   Selling, general and administrative (1) .....       200,476          162,264          110,447           80,990           72,752
   Research and development (including research
    and development related to contracts) ......        89,558           80,849           68,845           55,334           48,331
   Amortization of intangibles .................        17,245            8,849            4,647            4,741            5,964
   Purchase of in-process research and
    development (2)  ...........................         7,000          130,639           14,216           11,215           49,000
   Other (3) ...................................          --              1,465             --               --             26,517
                                                     ---------        ---------        ---------        ---------        ---------
       Total operating costs and expenses.......       567,596          594,078          347,987          276,909          301,826
                                                     ---------        ---------        ---------        ---------        ---------

Operating income (loss) ........................        41,245          (75,324)          35,796           34,142          (31,455)

Other income (expenses):
   Equity in net loss of unconsolidated
    subsidiaries ...............................       (12,258)          (4,360)          (1,810)          (1,353)            --
   Other (1) ...................................        (2,000)           1,711            1,608           (9,752)           9,192
   Investment income ...........................        11,409           15,341            8,814            9,101           12,209
   Interest expense ............................       (12,667)          (6,990)          (1,109)          (1,354)          (2,500)
                                                     ---------        ---------        ---------        ---------        ---------
      Total other income (expenses).............       (15,516)           5,702            7,503           (3,358)          18,901
                                                     ---------        ---------        ---------        ---------        ---------
Income (loss) before income taxes ..............        25,729          (69,622)          43,299           30,784          (12,554)

Benefit (provision) for income taxes ...........       (12,100)          (3,195)         (21,649)         (14,481)           6,459
                                                     ---------        ---------        ---------        ---------        ---------

Net income (loss)(4,6) .........................     $  13,629        $ (72,817)       $  21,650        $ 16,303         $  (6,095)
                                                     =========        =========        =========        =========        =========

GENZYME CORPORATION
CONSOLIDATED SELECTED FINANCIAL DATA (CONTINUED)


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
                                                         ===========       ==========       =========       ========   =========


  ATTRIBUTABLE TO GENZYME TISSUE REPAIR:
    Net loss attributable to Genzyme Tissue
     Repair Division Common Stock
      ("GTR Stock") (4,6) ............................   $   (45,984)      $  (42,315)      $ (22,030)      $(15,751)  $ (24,115)
                                                         ===========       ==========       =========       ========   =========

    Per GTR basic and diluted common share (6) .......   $     (3.07)      $    (3.38)      $   (2.28)      $  (4.40)  $   (7.43)
                                                         ===========       ==========       =========       ========   =========

    Weighted average basic and diluted shares
      outstanding ....................................        14,976           12,525           9,659          3,578       3,245
                                                         ===========       ==========       =========       ========   =========


  ATTRIBUTABLE TO GENZYME MOLECULAR ONCOLOGY:
    Net loss attributable to Genzyme Molecular
     Oncology Division Common Stock ("GMO Stock")(6)..   $   (19,578)      $   (1,003)      $    (464)      $    (37)       --
                                                         ===========       ==========       =========       ========

    Pro forma per GMO basic and diluted common
     share (6,7) .....................................  $     (4.98)      $    (0.26)      $   (0.12)      $  (0.01)       --
                                                         ===========       ==========       =========       ========

    Pro forma basic and diluted shares
     outstanding (7) .................................         3,929            3,929           3,929          3,929        --
                                                         ===========       ==========       =========       ========


CONSOLIDATED BALANCE SHEET DATA:                                                DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------------
                                                      1997             1996           1995           1994          1993
                                                   ----------       ----------       --------       --------       -------

Cash and investments (8) ...................       $  246,341       $  187,955       $326,236       $153,460      $168,953
Working capital ............................          350,822          395,605        352,410        103,871        99,605
Total assets ...............................        1,295,453        1,270,508        905,201        658,408       542,052
Long-term debt, convertible debentures and
 capital lease obligations excluding
 current portion (9,10) ....................          170,276          241,998        124,473        126,729       144,674
Stockholders' equity (9,11) ................        1,012,050          902,309        705,207        418,964       334,072

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

(2) Genzyme acquired: in 1997, the assets of PharmaGenics, Inc. ("PharmaGenics"); in 1996, Deknatel Snowden Pencer, Inc. ("DSP") and all of the Callable Common Stock of Neozyme II Corporation ("Neozyme II"); in 1995, the publicly-held, minority interest in IG Laboratories, Inc. ("IG"); in 1994, all of the outstanding stock of BioSurface Technology, Inc. ("BioSurface"); and, in 1993, all of the rights to the two remaining development programs of Neozyme I Corporation ("Neozyme I"). In connection with these transactions, all of which were accounted for as purchases, Genzyme charged to operations the following amounts which represented the purchase of in-process research and development:
         1997, $7.0 million; 1996, $130.6 million; 1995, $14.2 million; 1994,
         $11.2 million; and 1993, $49.0 million.

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


(4) Net income (loss) attributable to Genzyme General Division ("Genzyme General") and Genzyme Tissue Repair Division ("Genzyme Tissue Repair" or "GTR") and net income (loss) per common and common equivalent share of GGD Stock and GTR Stock for the year ended December 31, 1993 give effect to the provisions of the Management and Accounting Policies adopted by the Genzyme Board of Directors (the "Genzyme Board") in connection with the creation of GTR and accordingly, are pro forma presentations.


(5) Reflects the July 25, 1996 2-for-1 stock split of GGD Stock effected by means of a 100% stock dividend paid to stockholders of record on July 11, 1996. All share and per share amounts have been restated to reflect this split.


(6) In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings
          Per Share" ("SFAS 128") which established a different method of computing net income per share ("EPS") than is required under the provisions of Accounting Principles Board Opinion No. 15 ("APB 15"). The Company adopted SFAS 128 in the fiscal quarter ending December 31, 1997. All historical EPS data presented herein has been restated to conform to the provisions of SFAS 128. (See Note A., "Summary of Significant Accounting Policies" to the Consolidated Financial Statements).



(7) Genzyme Molecular Oncology Division ("Genzyme Molecular Oncology" or "GMO") is a division of Genzyme Corporation. GMO was part of Genzyme General from December 1, 1994 (Date of Inception) to June 18, 1997. Therefore, pro forma net loss per share data is presented for GMO Stock for all periods presented as there were no shares of GMO Stock outstanding prior to June 18, 1997. In each year, approximately 3,929,000 shares of GMO Stock, which represents the shares of GMO Stock issued to effect the merger of PharmaGenics with and into Genzyme on June 18, 1997, have been used for the pro forma loss per basic and diluted share calculation.


(8) Cash and investments includes cash, cash equivalents, and short and long-term investments and excludes investments in equity securities.

(9) In October 1991, the Company issued $100.0 million of 6 3/4% convertible subordinated notes due October 2001 and received net proceeds of $97.3 million. The notes were converted into shares of GGD Stock in March 1996. In March 1996, the convertible subordinated notes were converted into approximately 3,782,000 shares of GGD Stock and 255,000 shares of GTR Stock. See Note J., "Long-Term Debt and Leases" to the Consolidated Financial Statements for disclosures relating to the GTR and GMO private placements.

(10) In June 1996, the Company's $15.0 million credit line with a commercial bank was increased to $215.0 million in connection with the acquisition of DSP in July 1996. In November 1996, this credit line was refinanced with a syndicated group of banks and the line of credit was increased to $225.0 million (the "Revolving Credit Facility"). As of December 1996, Genzyme had $218.0 million outstanding under the Revolving Credit Facility. As of December 31, 1997, Genzyme had $118.0 million outstanding under the Revolving Credit Facility. (See Note J., "Long-Term Debt and Leases" to the Consolidated Financial Statements).


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


         Genzyme is a biotechnology company that develops innovative products and services for major unmet medical needs. Genzyme has three divisions: Genzyme General, which develops and markets therapeutic and surgical products and diagnostic services and products; Genzyme Tissue Repair, which develops and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases; and Genzyme Molecular Oncology, which was formed in June 1997 in connection with the acquisition of PharmaGenics and develops gene-based approaches to cancer therapy through genomics, gene therapy and a small molecule drug discovery program. Genzyme owns approximately 43% of the outstanding shares of the common stock of Genzyme Transgenics Corporation ("GTC"). GTC applies transgenic technology to enable the development and production of recombinant proteins and monocolonal antibodies for medical uses. Primedica Corporation, GTC's contract research organization, provides preclinical development and testing services to pharmaceutical, biotechnology, medical device and other companies. GTC is also developing idiotypic vaccines in collaboration with the National Cancer Institute.



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


         In the fourth quarter of 1997, Genzyme General recorded $29.2 million of charges mainly associated with its Pharmaceutical and Surgical Products businesses and the sale of GDI which was sold in 1996. The Pharmaceutical business will now focus on products that are more consistent with Genzyme General's long-term business strategy of moving towards higher-value products and away from fine chemical and bulk pharmaceuticals. This change in strategy resulted in a $18.1 million charge to cost of products sold primarily related to the melatonin, bulk pharmaceuticals and fine chemical product lines which are being discontinued. In addition, Genzyme General recorded charges of $5.5 million to cost of products sold and $3.5 million to SG&A expense primarily related to the manufacturing and selling of the Sepracoat(TM) product line, which was also discontinued after an advisory panel of the U.S. Food and Drug Administration ("FDA") recommended against granting marketing approval of this product in 1997. Genzyme General also recorded a $2.0 million charge to other expense related to the uncertainty of collection on certain notes receivable.


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


         Product revenues consist of sales by Genzyme General. Product revenues in 1997 increased 25% to $529.9 million from $424.5 million in 1996, due primarily to increased sales of Cerezyme(R) enzyme and a full year of sales by DSP, which was acquired by the Company in July 1996.


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


         Genzyme General's Surgical Products business unit was formed in July 1996 by Genzyme General following the acquisition of DSP and combines the business of DSP with Genzyme General's hyaluronic acid-based products designed to limit postoperative adhesions (the "Sepra Products"). Sepra Products primarily consist of sales of Seprafilm(R). Product sales by the Surgical Products business unit for 1997 were $100.8 million as compared to $50.7 million for the period from July 1, 1996, the date of the acquisition of DSP, through December 31, 1996. Surgical Products sales consisted primarily of sales of cardiovascular fluid management products, surgical closures and surgical instruments. These product sales (excluding sales of Sepra Products) declined 12% in the second half of 1997 in comparison to the same period of 1996 due to a loss of volume and severe price competition in the fluid management business. DSP's product sales for the first half of 1996, which are not included in the results of Genzyme General, were $53.2 million.


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


         Revenues from research and development contracts are primarily attributable to Genzyme General. Revenues from research and development contracts for 1997 decreased 53% to $11.8 million from $25.3 million in 1996, due primarily to the absence of revenue from Neozyme II which was acquired by

Genzyme in the fourth quarter of 1996. This decrease was offset in part by increases in revenues from research and development contracts with third parties. Revenues from Neozyme II were $19.8 million in 1996.

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



         OTHER INCOME AND EXPENSES. Other income and expenses were a net expense of $15.5 million (which includes a $2.0 million special charge) compared to other income of $5.7 million in 1996. The change was due primarily to a decrease in investment income and an increase in interest expense as well as increased equity in net losses of unconsolidated affiliates. Investment income for 1997 was $11.4 million, compared with $15.3 million for 1996. The decrease resulted from lower average cash and investment balances. Investment income for 1997 did not include any material gain or loss from sales of securities. Interest expense for 1997 was $12.7 million, compared to $7.0 million in 1996. The increase resulted from interest on funds borrowed to finance portions of the acquisitions of DSP and Neozyme II and interest related to convertible notes of GTR and GMO issued in 1997. Equity in net loss of unconsolidated affiliates increased from $4.3 million in 1996 to $12.3 million in 1997. The change is primarily due to increased losses from the joint venture established between Genzyme Tissue Repair and Diacrin Inc., ("Diacrin") to develop and commercialize products and processes using porcine fetal cells for the treatment of Parkinson's disease and Huntington's disease in humans, increased losses from GTC and losses resulting from the joint venture between Genzyme General and GelTex Pharmaceuticals, Inc. ("GelTex") for the development and commercialization of RenaGel[R] phosphate binder.


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

         1996 COMPARED TO 1995


         REVENUES. Total revenues for 1996 were $518.8 million compared to $383.8 million in 1995, an increase of 35%. Product revenues consisted of product sales by Genzyme General which increased 39% to $424.5 million in 1996 from $304.4 million in 1995. The increase resulted primarily from the addition of sales from DSP and to increased sales of Ceredase(R) enzyme and Cerezyme(R) enzyme. Sales of Cerezyme(R) enzyme and Ceredase(R) enzyme by Genzyme General increased 23% to $264.6 million in 1996 from $215.4 million in 1995.


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


         Revenues from research and development contracts for 1996 were attributable entirely to Genzyme General. Revenues from research and development contracts decreased 6% to $25.3 million in 1996 from $27.0 million in 1995. The decrease was due to the acquisition of Neozyme II in the fourth quarter of 1996.


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


         The tax provision for 1996 varies from the U.S. statutory tax rate because of the provision for state income taxes, tax credits and taxes on foreign earnings, losses of unconsolidated affiliates and nondeductible charges in connection with tax-free acquisitions. In 1996, the effective tax rate before these acquisitions was 41%, compared to 37% in 1995. The increase in the rate was due to nondeductible goodwill charges in 1996 and to the absence in 1996 of certain operating loss carryforwards available in 1995. The tax provision in 1996 resulted from taxes on foreign earnings and taxes on earnings before acquisition-related charges comprising charges for goodwill and incomplete technologies accruing from the acquisitions of DSP and Genetrix.


LIQUIDITY AND CAPITAL RESOURCES

GENZYME CORPORATION AND SUBSIDIARIES


         As of December 31, 1997, Genzyme had cash, cash equivalents and investments (excluding equity securities) of $246.3 million, an increase of $58.3 million from December 31, 1996. In 1997 operating and financing activities provided $39.7 million and $87.0 million of cash, respectively, investing activities used $115.2 million and fluctuations in exchange rates caused a reduction in cash of $2.3 million. In 1997, financing activities provided $156.0 million of cash proceeds from the exercise of stock options and warrants and the issuance of stock under the employee stock purchase plan, and $32.1 million from the issuance of debt, and used $101.1 million for the repayment of debt and capital lease obligations. At December 31, 1997, $118.0 million was outstanding under the $225.0 million Revolving Credit Facility, of which $95.0 million was allocated to Genzyme General, $18.0 million was allocated to GTR and $5.0 million was allocated to GMO. In 1997, investing activities used $66.7 million of cash for net purchases of investments and $29.3 million was used to finance capital expenditures.


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


         On February 28, 1997, GTR raised $13.0 million through the private placement of a 5% convertible note (the "GTR Note") to an affiliate of Credit Suisse First Boston due February 27, 2000. The GTR Note is convertible beginning May 29, 1997 into shares of GTR Stock and, beginning August 1997, at a discount to the average of the closing bid prices of the GTR Stock on the Nasdaq National Market for the 25 trading days immediately preceding the conversion date (the "Average GTR Stock Price"). The discount will start at 2% beginning six months from the date the GTR Note was issued and will increase to 11% at 15 months after the date of issue. Thereafter, the conversion price will be the lesser of 89% of the Average GTR Stock Price preceding the conversion date or the date 15 months after the date of issue. In the first quarter of 1997, GTR recorded $11.5 million of proceeds attributed to the value of the debt and $1.5 million attributed to the value of the conversion feature (recorded as an increase to division equity). The debt will be accreted to its face value by a charge to interest expense of $1.5 million over the term of the initial 15 month conversion period. As of December 31, 1997, GTR had accreted $1.0 million of the value of the conversion feature.


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


         In September 1997, Genzyme and GTC entered into an Amended and Restated Convertible Debt Agreement (the "1997 Debt Agreement"), which superseded and replaced the provisions of the 1996 Agreement other than the provisions relating to the development and commercialization of ATIII. Under the 1997 Debt Agreement, the line of credit was reduced from $10.0 million to $8,327,000 and the expiration date of the revolving credit line was extended to March 31, 2000, with an option, at that date, for GTC to convert the outstanding balance to a three-year term loan. The interest rate remains at 7% through April 1, 1998. Thereafter, the interest rate increases annually, starting at a rate equal to the lower of 8% or the prime lending rate in the first year and ending at a rate equal to the lower of 10% or the prime lending rate plus 2% from April 2, 2002 through the final year of the term loan. Financial covenants require positive quarterly earnings before interest, taxes, depreciation, amortization and unfunded research and development expense starting April 1, 1998. Any amounts outstanding under the credit line may be converted into shares of GTC common stock at Genzyme's option at any time for up to the full amount outstanding or at GTC's option on a quarterly basis limited to an amount sufficient to maintain the minimum tangible net worth required for continued listing on the Nasdaq National Market.


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


         In order to provide initial funding for the joint venture with Diacrin, the Genzyme Board has approved the allocation of up to $20.0 million in cash from Genzyme General to GTR (the "GTR Equity Line") in exchange for an increase in the number of GTR Designated Shares at a rate determined by dividing the amount of cash so allocated by the average of the daily closing prices of one share of GTR Stock for the 20 consecutive trading days commencing on the 30th trading day prior to the date of allocation. The Company intends to make monthly allocations of cash under the GTR Equity Line in an amount corresponding to the funding commitment of GTR under the joint venture agreement for such month. As of December 31, 1997 the Company had allocated $7.0 million from Genzyme General to GTR under the GTR Equity Line.

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

         RISKS INHERENT IN INTERNATIONAL OPERATIONS. Foreign operations of Genzyme accounted for 36% of consolidated net sales in 1997 as compared to 35% in each of 1996 and 1995. In addition, Genzyme has direct investments in a number of subsidiaries in foreign countries (primarily in Europe and Japan). Financial results of Genzyme could be adversely affected by fluctuations in foreign exchange rates. Fluctuations in the value of foreign currencies affect the dollar value of Genzyme's net investment in foreign subsidiaries, with these fluctuations being included in a separate component of stockholders' equity. Operating results of foreign subsidiaries are translated into U.S. dollars at average monthly exchange rates. As of December 31, 1997, Genzyme had a cumulative charge of $12.4 million to stockholders' equity as a result of foreign currency adjustments and there can be no assurance that the Company will not incur additional charges relating to such adjustments in future periods. In addition, the U.S. dollar value of transactions based in foreign currency (collections on foreign sales or payments for foreign purchases) also fluctuates with exchange rates. The largest foreign currency exposure results from activity in Dutch guilders, British pounds, French francs, German marks and Japanese yen.


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

Commitments and contingencies (See Notes) ......................................

Stockholders' equity:
   Preferred Stock, $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding
     Preferred Stock, Series A Junior Participating, $0.01 par value,
      2,000,000 shares authorized; no shares issued and outstanding
     Preferred Stock, Series B Junior Participating, $0.01 par value,
      400,000 shares authorized; no shares issued and outstanding
     Preferred Stock, Series C Junior Participating, $0.01 par value,
      400,000 shares authorized; no shares issued and outstanding
   Common Stocks $0.01 par value, 390,000,000 shares authorized;
    179,254,865 issued and outstanding:
     Genzyme General Division Common Stock, $0.01 par value, 200,000,000 shares authorized; 77,692,550 and 75,537,300 issued and outstanding
      at December 31, 1997 and 1996, respectively ..............................               777                755
     Genzyme Tissue Repair Division Common Stock, $0.01 par value, 40,000,000 shares authorized; 19,941,193 and 13,161,500 issued and outstanding
      at December 31, 1997 and 1996, respectively ..............................               199                132
     Genzyme Molecular Oncology Division Common Stock, $0.01 par value,
      40,000,000 shares authorized; 3,928,572 and 0 issued and outstanding
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

GENZYME CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)


(Amounts in thousands, except per share data)                                   FOR THE YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------
                                                                              1997            1996            1995
                                                                              ----            ----            ----
ATTRIBUTABLE TO GENZYME GENERAL:

   Net income (loss) ...............................................       $ 57,026        $(47,513)       $ 34,823
   Tax benefit allocated from Genzyme Tissue Repair ................         17,666          17,011           8,857
   Tax benefit allocated from Genzyme Molecular Oncology............          2,755            --              --
                                                                           --------        --------        --------
      Net income (loss) attributable to GGD Stock ..................       $ 77,447        $(30,502)       $ 43,680
                                                                           ========        ========        ========
   Per Genzyme General common share-basic:
      Net income (loss) ............................................       $   1.01        $  (0.45)       $   0.79
                                                                           ========        ========        ========
      Weighted average shares outstanding ..........................         76,531          68,289          55,531
                                                                           ========        ========        ========
   Per Genzyme General common and common equivalent share - diluted:
      Net income (loss) ............................................       $   0.98        $  (0.45)       $   0.68
                                                                           ========        ========        ========
      Adjusted weighted average shares outstanding .................         78,925          68,289          63,967
                                                                           ========        ========        ========
ATTRIBUTABLE TO GENZYME TISSUE REPAIR:

   Net loss attributable to GTR Stock ..............................       $(45,984)       $(42,315)       $(22,030)
                                                                           ========        ========        ========
   Per GTR basic and diluted common share:
      Net loss .....................................................       $  (3.07)       $  (3.38)       $  (2.28)
                                                                           ========        ========        ========
      Weighted average shares outstanding ..........................         14,976          12,525           9,659
                                                                           ========        ========        ========
ATTRIBUTABLE TO GENZYME MOLECULAR ONCOLOGY:

   Net loss attributable to GMO Stock ..............................       $(19,578)       $ (1,003)       $   (464)
                                                                           ========        ========        ========
   Pro forma per GMO basic and diluted
      common share:
      Pro forma  net loss ..........................................       $  (4.98)       $  (0.26)       $  (0.12)
                                                                           ========        ========        ========
      Pro forma shares outstanding .................................          3,929           3,929           3,929
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

GENZYME CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                  SHARES IN THOUSANDS                      DOLLARS IN THOUSANDS
                                                                  -------------------                      --------------------
                                                          1997           1996           1995          1997        1996       1995
                                                          ----           ----           ----          ----        ----       ----
COMMON STOCKS:

  GENZYME GENERAL DIVISION COMMON STOCK:
   Balance at beginning of year .................        75,537         62,372         52,894        $ 755        $ 624      $ 529
   Exercise of stock options ....................         1,750          1,371          1,916           18           13         19
   Issuance from employee stock purchase plan ...           367            291            286            4            3          3
   Exercise of warrants .........................            39          6,341            686         --             63          7
   Shares issued in public offering .............          --             --            5,750         --           --           58
   Issuance of GGD Stock in connection with
     conversion of convertible notes ............          --            3,782           --           --             38       --
   Issuance of GGD Stock in connection with
     acquisitions ...............................          --            1,380            840         --             14          8
                                                         ------         ------         ------        -----        -----      -----
   Balance at end of year .......................        77,693         75,537         62,372        $ 777        $ 755      $ 624
                                                         ======         ======         ======        =====        =====      =====

  GENZYME TISSUE REPAIR DIVISION COMMON STOCK:
   Balance at beginning of year .................        13,162         12,113          8,675        $ 132        $ 121      $  87
   Exercise of stock options ....................           206            124            122            2            1          1
   Issuance from employee stock purchase plan ...           281            325            270            2            3          3
   Exercise of warrants .........................          --              345             46         --              4       --
   Issuance of GTR Stock in connection with
     declared dividend of GTR Designated Shares .         2,292           --             --             23         --         --
   Shares issued in public offering .............         4,000           --            3,000           40         --           30
   Issuance of GTR Stock in connection with
    conversion of convertible notes .............          --              255           --           --              3       --
                                                         ------         ------         ------        -----        -----      -----
   Balance at end of year .......................        19,941         13,162         12,113        $ 199        $ 132      $ 121
                                                         ======         ======         ======        =====        =====      =====


  GENZYME MOLECULAR ONCOLOGY DIVISION COMMON STOCK:
   Balance at June 18, 1997 .....................          --             --             --          $ --         $--        $--
    Issuance of GMO Stock in connection with
      the acquisition of PharmaGenics ...........         3,929           --             --             39         --         --
                                                         ------         ------         ------        -----        -----      -----
   Balance at end of year .......................         3,929           --             --          $  39        $--        $--
                                                         ======         ======         ======        =====        =====      =====

TREASURY COMMON STOCK (AT COST):
  GENZYME GENERAL DIVISION COMMON STOCK:
   Balance at beginning of year .................          (106)          (106)          (100)       $(890)       $(882)     $(755)
   Purchases ....................................          --             --               (6)         (11)          (8)      (127)
                                                         ------         ------         ------        -----        -----      -----
   Balance at end of year .......................          (106)          (106)          (106)       $(901)       $(890)     $(882)
                                                         ======         ======         ======        =====        =====      =====


                    The accompanying notes are an intergral
                part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (CONTINUED)

                                                                                              DOLLARS IN THOUSANDS
                                                                                              --------------------
                                                                                    1997               1996           1995
                                                                                    ----               ----           ----
ADDITIONAL PAID IN CAPITAL - GENZYME GENERAL:
  Balance at beginning of year ...........................................       $ 871,020        $ 616,096        $ 406,991
  Exercise of stock options ..............................................          28,518           13,870           27,903
  Issuance from employee stock purchase plan .............................           7,370            4,695            4,158
  Exercise of warrants ...................................................             855          106,101            6,257
  GGD Stock issued in public offering ....................................            --               --            141,218
  Issuance of GGD Stock in connection with conversion of convertible
    notes ................................................................            --            101,362             --
  Issuance of GGD Stock in connection with acquisitions ..................            --             36,508           23,813
  Callable Warrants issued in connection with acquisition of Neozyme II ..            --                469             --
  Allocation to Genzyme Tissue Repair for Designated Shares...............         (14,892)         (11,714)            --
  Allocation to Genzyme Molecular Oncology for Designated Shares..........          (2,886)            --               --
  Tax benefit from disqualified dispositions .............................           4,127            3,500            5,500
  Stock compensation expense .............................................           1,218              123              131
  Purchase of Treasury Stock .............................................              10               10              125
                                                                                 ---------        ---------        ---------
  Balance at end of year .................................................       $ 895,340        $ 871,020        $ 616,096
                                                                                 =========        =========        =========

ADDITIONAL PAID IN CAPITAL- GENZYME TISSUE REPAIR:
  Balance at beginning of year ...........................................       $ 122,385        $ 107,934        $  63,573
  Exercise of stock options ..............................................             705              539              240
  Issuance from employee stock purchase plan .............................           1,729            1,893              980
  Exercise of warrants ...................................................           --                  (4)              (3)
  Issuance of GTR Stock in public offering ...............................          28,997             --             42,262
  Issuance of GTR Stock in connection with conversion of Genzyme's 6 3/4%
  convertible subordinated notes .........................................           --                  (3)            --
  Issuance of GTR Stock in connection with declared dividend of GTR
     Designated Shares ...................................................             (23)            --               --
  Value of debt conversion feature .......................................           1,524             --               --
  Allocation from Genzyme General for Designated Shares...................          14,892           11,714             --
  Stock compensation expense .............................................             221              312              882
                                                                                 ---------        ---------        ---------
  Balance at end of year .................................................       $ 170,430        $ 122,385        $ 107,934
                                                                                 =========        =========        =========
ADDITIONAL PAID IN CAPITAL- GENZYME MOLECULAR ONCOLOGY:
  Balance at June 18, 1997 ...............................................       $    --
  Issuance of GMO Stock in connection with the acquisition of PharmaGenics          27,330
  Sale of warrants .......................................................             724
  Value of debt conversion feature .......................................           3,530
  Allocation from Genzyme General for Designated Shares...................           2,886
  Stock compensation expense .............................................              47
                                                                                 ---------
  Balance at end of year .................................................       $  34,517
                                                                                 =========

ACCUMULATED DEFICIT
  Balance at beginning of year ...........................................       $ (89,975)       $ (17,158)       $ (38,808)
  Net income (loss) ......................................................          13,629          (72,817)          21,650
                                                                                 ---------        ---------        ---------
  Balance at end of year .................................................       $ (76,346)       $ (89,975)       $ (17,158)
                                                                                 =========        =========        =========

FOREIGN CURRENCY TRANSLATION ADJUSTMENTS:
  Balance at beginning of year ...........................................       $    (745)       $  (3,590)       $  (4,915)
  Translation adjustments ................................................         (11,704)           2,845            1,325
                                                                                 ---------        ---------        ---------
  Balance at end of year .................................................       $ (12,449)       $    (745)       $  (3,590)
                                                                                 =========        =========        =========

UNREALIZED GAINS (LOSSES) ON INVESTMENTS:
  Balance at beginning of year ...........................................       $    (373)       $   2,062        $  (7,735)
  Adjustments ............................................................             817           (2,435)           9,797
                                                                                 ---------        ---------        ---------
  Balance at end of year .................................................       $     444        $    (373)       $   2,062
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

The approval effective December 16, 1994 (the "Effective Date") by the stockholders of Genzyme of the Genzyme Stock Proposal as described in Genzyme's Prospectus/Proxy Statement dated November 10, 1994 resulted in the redesignation of Genzyme's common stock. The outstanding shares of Genzyme common stock were redesignated as GGD Stock and a second class of common stock, designated as GTR Stock was distributed on the basis of .0675 of one share of GTR Stock (after 1996 GGD Stock split) for each share of Genzyme's common stock. The merger of PharmaGenics with and into Genzyme was consummated on June 18, 1997. In connection with the merger, Genzyme established Genzyme Molecular Oncology, a new division of Genzyme, which consists of all of PharmaGenics's business, several programs previously allocated to Genzyme General in the area of molecular oncology and Genzyme's rights under agreements with third parties relating to gene therapies for the treatment of cancer. (See Note C., "Acquisitions" below). Contemporaneous with the Merger, the Genzyme stockholders also approved the amendment and restatement of the Genzyme Charter redesignating the GGD Stock and GTR Stock as a separate series of a single class of common stock with substantially the same features as the existing GGD Stock and GTR Stock and authorizing the designation of the GMO Stock. GGD Stock, GTR Stock and GMO Stock provide stockholders with separate securities which are intended to reflect the performance of Genzyme General, GTR, and GMO, respectively.

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


UNCERTAINTIES
The Company is subject to risks common to companies in the biotechnology industry, including the Company's ability to successfully complete preclinical and clinical development and obtain timely regulatory approval and patent and other proprietary rights protection of its products and services, (ii) decisions, and the timing of decisions, made by the FDA and other agencies regarding the indications for which the Company's products may be approved,
(iii) the accuracy of the Company's estimates of the size and characteristics of markets to be addressed by the Company's products and services, (iv) market acceptance of the Company's products and services, (v) the Company's ability to obtain reimbursement for its products from third-party payers, where appropriate, and (vi) the accuracy of the Company's information concerning the products and resources of competitors and potential competitors.


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


         The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):


                                                     1997           1996            1995
                                                     ----           ----            ----
GENZYME GENERAL
 Net income (loss) attributable to GGD Stock
    -basic and diluted (1) ....................    $ 77,447       $(30,502)       $ 43,680
                                                   ========       ========        ========
 Shares used in net income per common
   share-basic ................................      76,531         68,289          55,531
 Effect of dilutive securities:
   Employee and director stock options ........       2,387              -           2,757
   Warrants ...................................           7              -           1,897
   6 3/4% convertible subordinated notes (1) ..           -              -           3,782
                                                   --------       --------        --------
 Dilutive potential common shares (2) .........       2,394              -           8,436
                                                   --------       --------        --------
 Shares used in net income per common
   share-diluted (1,2) ........................    $ 78,925       $ 68,289        $ 63,967
                                                   ========       ========        ========

 Net income (loss) per common share
   - basic (1) ................................    $   1.01       $  (0.45)       $   0.79
                                                   ========       ========        ========

 Net income (loss) per common share
   - diluted (1,2) ............................    $   0.98       $  (0.45)       $   0.68
                                                   ========       ========        ========

-------------------------
(1) In March 1996, $100.0 million of 6 3/4% convertible subordinated notes issued by Genzyme in October 1991 were converted into approximately 3,782,000 shares of GGD Stock and 255,000 shares of GTR Stock. For the diluted EPS calculation in 1995, no adjustment to Genzyme General's net income is required in assuming the conversion of the notes as of January 1, 1995 because substantially all of interest costs incurred on the notes were capitalized.

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


GENZYME MOLECULAR ONCOLOGY

          The following table sets forth the computation of basic and diluted earnings per share:


(Amounts in thousands, except per share amounts)                 December 31,
-----------------------------------------------------------------------------------------
                                                     1997          1996           1995
                                                  --------       --------       --------
Net loss for basic and diluted weighted
  average shares ...............................  $(19,578)      $ (1,003)      $   (464)

Basic and diluted weighted average shares
  outstanding...................................     3,929          3,929          3,929

Pro forma net loss per common share -
  basic and diluted.............................  $  (4.98)      $  (0.26)      $  (0.12)


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

NOTE B.  STRATEGIC FINANCIAL PROVISIONS


In the fourth quarter of 1997, Genzyme recorded $29.2 million of charges mainly associated with its Pharmaceutical and Surgical Products businesses and the sale of GDI, which was sold in 1996. The Pharmaceutical business will now focus on products that are more consistent with Genzyme's long-term business strategy of moving towards higher-value products and away from fine chemical and bulk pharmaceuticals. This change in strategy resulted in a $18.1 million charge to cost of products sold primarily related to the melatonin, bulk pharmaceuticals and fine chemical product lines which are being discontinued. In addition, Genzyme recorded charges of $5.5 million to cost of products sold and $3.5 million to SG&A expense primarily related to the manufacturing and selling of the Sepracoat product line, which an advisory panel of the FDA recommended against granting market approval of this product in 1997. Genzyme also recorded a $2.0 million charge to other expense related to the uncertainty of collection on certain notes receivable.



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

     The aggregate purchase price of $27.5 million (net of $0.5 million which represents the fees payable by PharmaGenics in connection with the merger), plus acquisition costs of $2.5 million and assumed liabilities of $5.4 million has been allocated to the acquired tangible and intangible assets based on their respective fair values (amounts in thousands):


     Property, plant & equipment ..............................       $    208
     Other assets .............................................             50
     Completed technology rights (to be amortized over 3 years)         20,000
     Goodwill (to be amortized over 3 years) ..................         15,729
     Deferred tax liability (to be amortized over 3 years) ....         (7,600)
     In-process technology ....................................          7,000
                                                                      --------
         Total.................................................       $ 35,387
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

     As of the date of the Merger, PharmaGenics had borrowed $2.5 million from Genzyme under a credit facility (the "PharmaGenics Note") which Genzyme had made available to PharmaGenics to fund PharmaGenics's documented operating costs. Upon consummation of the Merger, the PharmaGenics Note became a liability allocated to GMO and the $2.5 million of outstanding principal is considered an intracompany loan by Genzyme General to GMO bearing interest at 6.15% per annum and maturing on February 10, 2002 and convertible at any time prior thereto, at the Genzyme Board's option, into GMO Designated Shares. See Note K., "Stockholder's Equity - GMO Designated Shares" below.

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


                                                                      YEARS ENDED DECEMBER 31,
                                                                    ----------------------------
   (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                     1997             1996
   ------------------------------------------------                 -----------       ----------
   Pro forma revenues ..........................................     $608,916          $565,004
   Pro forma net income ........................................        7,667             9,668

   Pro forma net income attributable to GGD Stock ..............      $77,447           $65,146

     Pro forma net income per Genzyme
       General common share - basic ............................        $1.01             $0.95
                                                                       ======            ======
     Weighted average shares outstanding .......................       76,531            68,289
                                                                       ======            ======

     Pro forma net income per Genzyme
       General common and common equivalent share - diluted ....        $0.98             $0.88
                                                                       ======            ======
     Adjusted weighted average shares outstanding ..............       78,925            73,704
                                                                       ======            ======

   Pro forma net loss attributable to GMO Stock ................     $(26,091)         $(15,113)
     Pro forma net loss per GMO common share -
       basic and diluted .......................................       $(6.64)           $(3.85)
                                                                       ======            ======
     Weighted average shares outstanding .......................        3,929             3,929
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


   GENZYME TRANSGENICS CORPORATION ("GTC")
   Genzyme currently holds approximately 43% of the outstanding common stock of GTC, and accounts for its investment in GTC under the equity method. Genzyme and GTC are parties to a services agreement under which GTC pays Genzyme for certain basic services provided by Genzyme, such as treasury, data processing and laboratory support services, a sublease agreement pursuant to which Genzyme subleases a portion of one of its facilities in Framingham, Massachusetts to GTC and a research and development agreement pursuant to which Genzyme and GTC each perform certain research services for each other. During 1997, Genzyme received approximately $7.4 million from GTC pursuant to the three agreements between the companies and GTC received approximately $5.9 million from Genzyme pursuant to the research and development agreement.


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

   In March 1996, GTC entered into a Convertible Debt and Development Funding Agreement with Genzyme under which Genzyme agreed to provide a revolving line of credit in the amount of $10.0 million and agreed to fund development costs of the transgenic antithrombin ("ATIII") program through March 31, 1997 (the "1996 Agreement"). Under the agreement, GTC granted to the Company co-marketing rights to ATIII in all territories other than Asia subject to negotiation and execution of a development and supply agreement between the parties prior to March 31, 1997. Pursuant to the terms of this agreement, GTC borrowed $4.3 million in 1996 from Genzyme General, of which $1.7 million of this debt was converted into 219,565 shares of GTC Stock, $1.2 million was offset against amounts owed by Genzyme General to GTC for services provided in relation to the ATIII program and $1.4 million was repaid by GTC with accrued interest.

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

Beginning on the 181st day following the effective date of the GMO IPO, the holders of the GMO Debentures have the option (the "Put Option") to require Genzyme to pay the entire principal amount of the GMO Debentures in cash, together with interest at the rate of 15% per annum (less any interest previously paid) if the conversion price (as calculated above) is less than $7.70 per share for 90 consecutive days (a "Put Option Review Period"). The Put Option is exercisable only with respect to the first three Put Option Review Periods that occur while the GMO Debentures are outstanding and, if the Put Option is not exercised within 15 days after any Put Option Review Period, a period of 90 days from the last day of the previous Put Option Review Period must elapse before another Put Option Review Period commences.

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

FUTURE MINIMUM PAYMENTS DUE UNDER CAPITAL AND OPERATING LEASES:
Future minimum payments due under the Company's long-term obligations and capital and operating leases are as follows:

                                                      CAPITAL            OPERATING
         (DOLLARS IN THOUSANDS)                        LEASES              LEASES
         ----------------------                        ------              ------
         1998 ..................................         $203           $ 14,903
         1999 ..................................           20             14,296
         2000 ..................................            0             13,153
         2001 ..................................            0             10,014
         2002 ..................................            0              9,611
         Thereafter ............................            0             80,009
                                                         ----           --------
            Total minimum payments .............          223           $141,986
                                                                        ========
         Less: interest ........................          (12)
                                                         ----
                                                         $211
                                                         ====


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

CREATION OF GMO STOCK
In June 1997, Genzyme issued 3,928,572 shares of GMO Stock to effect the acquisition of PharmaGenics (See Note C., "Acquisitions" above).

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


DIRECTOR'S DEFERRED COMPENSATION PLAN
Genzyme's Directors' Deferred Compensation Plan (the "Deferred Compensation Plan") allows each member of the Genzyme Board who is not also an officer, employee or consultant of Genzyme to defer receipt of all or a portion of the cash compensation payable to him or her as a director of Genzyme. Compensation may be deferred until the termination of services as a director or, subject to certain restrictions, such other date as may be specified by the director. All of the current directors of Genzyme, other than those directors who are also officers, employees or consultants of Genzyme, are eligible to participate in the plan and as of December 31, 1997, one of the directors has elected to participate in the plan. Genzyme has reserved 50,000 shares of GGD Stock, 100,000 shares of GTR Stock and 50,000 shares of GMO Stock to cover distributions of shares credited to stock accounts under the Deferred Compensation Plan (subject in each case to adjustments for stock splits, stock dividends, and certain transactions affecting Genzyme's capital stock). As of December 31, 1997, no shares of GGD Stock, GTR Stock, or GMO Stock credited to stock accounts under the Deferred Compensation Plan have been distributed to participants in such plan.


SHARES RESERVED FOR ISSUANCE UNDER THE EQUITY PLANS, DIRECTORS' STOCK OPTION PLAN AND EMPLOYEE STOCK PURCHASE PLAN
At December 31, 1997, approximately 18,135,000 shares of GGD Stock, 5,392,000 shares of GTR Stock and 4,070,000 shares of GMO Stock were reserved for issuance under the Company's 1990 Equity Incentive Plan, as amended, 1997 Equity Plan, 1988 Director Stock Option Plan, as amended, 1990 Employee Stock Purchase Plan, as amended, and upon the exercise of outstanding warrants.

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

GGD STOCK:

                                                                                     EXERCISABLE
                                                                             ------------------------------
         RANGE OF                NUMBER         WEIGHTED        WEIGHTED                        WEIGHTED
      EXERCISE PRICES         OUTSTANDING       AVERAGE         AVERAGE          NUMBER         AVERAGE
                             AS OF 12/31/97    REMAINING     EXERCISE PRICE  AS OF 12/31/97  EXERCISE PRICE
                                              CONTRACTUAL
                                                  LIFE
---------------------------- --------------- --------------- --------------- --------------- ---------------
    $ 3.85 - $14.72            2,678,907        4.44          $11.32          1,953,504        $10.16
    $14.75 - $19.44            3,238,377        6.10          $17.61          2,131,983        $17.72
    $19.50 - $28.00            3,390,201        7.19          $25.32          1,569,813        $24.04
    $28.06 - $30.63            3,830,507        8.95          $30.36          1,233,521        $30.27
    $30.65 - $38.00              209,275        7.90          $33.63             93,403        $33.13

---------------------------- --------------- --------------- --------------- --------------- ---------------
    $ 3.85 - $38.00           13,347,267        6.89          $22.22          6,982,224        $19.45

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

                                                                      DECEMBER 31,
                                                                      ------------
(Amounts in thousands, except per share data)           1997             1996              1995
--------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net income (loss):
     as reported ..................                $   13,629        $  (72,817)       $   21,650
     pro forma ....................                $   (2,150)       $  (86,293)       $   17,261

GENZYME GENERAL:
  Net income (loss):
     As reported ..................                $   77,447        $  (30,502)       $   43,680
     Pro forma ....................                $   65,440        $  (40,558)       $   40,429

  Basic income (loss) per share:
     As reported ..................                $     1.01        $    (0.45)       $     0.79
     Pro forma ....................                $     0.86        $    (0.59)       $     0.73

  Diluted income (loss) per share:
     As reported ..................                $     0.98        $    (0.45)       $     0.68
     Pro forma ....................                $     0.83        $    (0.59)       $     0.63

GENZYME TISSUE REPAIR:
  Net loss:
     As reported ..................                $  (45,984)       $  (42,315)       $  (22,030)
     Pro forma ....................                $  (49,547)       $  (45,735)       $  (23,168)

  Basic and diluted loss per share:
     As reported ..................                $    (3.07)       $    (3.38)       $    (2.28)
     Pro forma ....................                $    (3.31)       $    (3.65)       $    (2.40)

GENZYME MOLECULAR ONCOLOGY:
  Net loss:
     As reported ..................                $  (19,578)             --                --
     Pro forma ....................                $  (19,787)             --                --

  Basic and diluted loss per share:
     As reported ..................                $    (4.98)             --                --
     Pro forma ....................                $    (5.04)             --                --


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

In 1992 and 1995, Genzyme issued certain warrants which, when exercised, grant the holders two shares of GGD Stock and .0675 share of GTR Stock (after 1996 GGD Stock split) for each warrant exercised. These warrants were granted in exchange for the receipt of options to purchase the callable common stock of Neozyme II and in connection with Genzyme's purchase of the publicly-held shares of IG in exchange for IG warrants.

Warrant activity related to GGD Stock is summarized below:

                                             WARRANTS         WARRANT PRICE
                                             --------         -------------
Outstanding at December 31, 1994 ...        5,934,381        $16.01 - $38.25
    Granted ........................            6,005         42.67
    Exercised ......................         (343,145)        16.01 -  38.25
                                           ----------
Outstanding at December 31, 1995 ...        5,597,241         16.01 -  42.67
                                           ----------
    Exercised ......................       (3,170,551)        16.01 -  38.25
    Tendered .......................       (2,385,686)
    Expired ........................           (5,685)        16.01 -  38.25
                                           ----------
Outstanding at December 31, 1996 ...           35,319         16.01 -  44.20

    Granted ........................          120,000         30.18
    Exercised ......................          (19,340)        44.20
                                           ----------
    Outstanding at December 31, 1997          135,979         16.01 -  44.20
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

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GENZYME GENERAL:


   GENZYME DEVELOPMENT PARTNERS, L.P. ("GDP")
   Genzyme Development Corporation II, a wholly-owned subsidiary of Genzyme, is the General Partner of GDP, a Delaware limited partnership which was formed in September 1989 to develop, produce and derive income from the sale of products (the "Sepra Products") based on hyaluronic acid. Such Sepra Products are intended to be used to limit the incidence and severity of postoperative adhesions.


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


NOTE N.  INCOME TAXES

Income (loss) before income taxes and the related income tax expense (benefit) are as follows for the year ended December 31:


(DOLLARS IN THOUSANDS)                                                        1997       1996       1995
----------------------                                                        ----       ----       ----
Domestic(1) .............................................................   $16,907   $(79,930)   $40,551
Foreign .................................................................     8,822     10,308      2,748
                                                                            -------   --------    -------
      Total .............................................................   $25,729   $(69,622)   $43,299
                                                                            =======   ========    =======


(DOLLARS IN THOUSANDS)                    1997        1996         1995
----------------------                  --------    --------     --------

Currently payable:
   Federal .........................    $11,344     $ 23,174     $11,051
   State ...........................      1,754        4,689       4,803
   Foreign .........................      2,971        3,616       1,367
                                        -------     --------     -------
      Total current ................     16,069       31,479      17,221

Deferred:
   Federal .........................     (3,723)     (28,448)      4,507
   State ...........................       (246)         164         (79)
                                        -------     --------     -------
      Total deferred ...............     (3,969)     (28,284)      4,428
                                        -------     --------     -------
Provision (benefit) for income taxes    $12,100     $  3,195     $21,649
                                        =======     ========     =======

-------------------
(1) Includes $7.0 million in charges for purchased research and development in 1997, $130.7 million in charges for purchased research and development and acquisition expenses in 1996, and $14.2 million in charges for purchased research and development in 1995.

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

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1995
----
Net sales -
 unaffiliated customers ..........     $252,358     $70,532     $13,669     $20,264     $    --        $356,823
Transfers between geographic areas       74,697        --        19,543       4,115       (98,355)         --
                                       --------     -------     -------     -------     ---------      --------
Total product and service sales...      327,055      70,532      33,212      24,379       (98,355)      356,823

Pre-tax income ...................       43,911         836          93       1,759        (3,300)       43,299
Net income .......................       23,826         540          93         491        (3,300)       21,650
Assets ...........................      923,867      27,703      54,594      25,692      (126,655)      905,201
Liabilities ......................      161,339      26,652       1,962      10,041          --         199,994

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

                                            1ST       2ND       3RD       4TH
                                          QUARTER   QUARTER   QUARTER   QUARTER
                                         --------  --------  --------  ---------

1997
----
Net revenue ............................ $146,593  $150,268  $152,094  $159,886
Gross profit ...........................   86,215    90,973    94,466    72,114
Net income (loss) (1,2) ................    9,367     4,269     9,557    (9,564)
Income (loss) per share (3,4):
  Attributable to GGD Stock:
     Basic .............................     0.28      0.27      0.32     (0.11)
     Diluted ...........................     0.27      0.26      0.31     (0.11)

  Attributable to GTR Stock:
     Basic and diluted .................    (0.90)    (0.83)    (0.78)    (1.02)

  Pro forma attributable to GMO
  Stock (5):
     Basic and diluted .................    (0.16)    (2.14)    (1.00)    (1.69)

1996
----
Net revenue ............................ $113,497  $115,635  $142,883  $146,739
Gross profit ...........................   63,459    65,451    73,212    81,299
Net income (loss) (2) ..................   10,292     9,784   (15,840)  (77,053)
Income (loss) per share (3,4):

  Attributable to GGD Stock:
     Basic .............................     0.30      0.30     (0.09)    (0.91)
     Diluted ...........................     0.26      0.27     (0.09)    (0.91)

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Attributable to GTR Stock:
  Basic and diluted ....................       (0.71)      (0.83)      (0.78)      (1.02)

  Pro forma attributable to GMO Stock (5):
  Basic and diluted ....................       (0.06)      (0.06)      (0.06)      (0.08)

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

(5) Pro forma net loss per share data is presented for GMO Stock for the first and second quarters of 1997 and all four quarters of 1996 as there were no shares of GMO Stock outstanding prior to June 18, 1997. In each such quarter, approximately 3,929,000 shares of GMO Stock, which represents the shares of GMO Stock issued to effect the merger with PharmaGenics, were used for the pro forma loss per share calculation.

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