Form 10-K/A, Exhibit 13
period 1997-12-31
GENZYME CORP
filed 1998-04-27
CIK 732485

                                                                    EXHIBIT 13.2

                                FINANCIAL STATEMENTS

                                                                        PAGE NO.

I.  GENZYME TISSUE REPAIR


    Combined Selected Financial Data...................................     2

    Management's Discussion And Analysis Of Financial Condition And
     Results Of Operations.............................................     4
    Combined Balance Sheets - December 31, 1997 and 1996...............    10
    Combined Statements of Operations - For the Years Ended
     December 31, 1997, 1996 and 1995..................................    11
    Combined Statements of Cash Flows - For the Years Ended
     December 31, 1997, 1996 and 1995..................................    12
    Notes to Combined Financial Statements.............................    13
    Report of Independent Accountants..................................    21

GENZYME TISSUE REPAIR
COMBINED SELECTED FINANCIAL DATA

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
                                                  =======     =======     =======     =======     =======


GENZYME TISSUE REPAIR
COMBINED SELECTED FINANCIAL DATA (CONTINUED)

COMBINED BALANCE SHEET DATA(7):                    DECEMBER 31,
--------------------------------------------------------------------------------
                                   1997      1996      1995      1994      1993
                                 -------   -------   -------   -------   -------
Cash and investments (5) ......  $31,915   $16,230   $47,573   $24,808   $     -
Working capital ...............   31,434    14,232    44,374    20,557         -
Total assets ..................   56,818    42,593    52,649    28,435         -
Long-term debt (6) ............   30,681    18,000         -       174         -
Division equity (6,7,8) .......   20,203    18,084    45,926    23,313         -

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



(7) In December 1994, the outstanding shares of Genzyme common stock were redesignated as Genzyme General Division Common Stock ("GGD Stock") on a share-for-share basis and a second class of common stock designated as Genzyme Tissue Repair Division Common Stock ("GTR Stock") was distributed on the basis of .0675 of one share of GTR Stock (after 1996 GGD Stock split) for each share of Genzyme's previous common stock held by stockholders of record on December 16, 1994. In December 1994, Genzyme issued 5,000,000 shares of GTR Stock valued at $25.3 million in connection with the acquisition of BioSurface.


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

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 1997, GTR had cash, cash equivalents and short-term investments of $31.9 million, an increase of $15.7 million from December 31, 1996. In 1997, GTR used $37.2 million of cash for operations and $16.8 million for investing activities. In the year ended December 31, 1997, investing activities provided $0.9 million from the sale of equipment and used $6.8 million of cash to fund GTR's investment in Diacrin/Genzyme LLC, and $0.5 million to purchase equipment. Financing activities provided $59.2 million of cash, of which $14.9 million was allocated to GTR from Genzyme General, $13.0 million consisted of proceeds from the issuance of debt, $29.0 million consisted of proceeds from the sale of GTR Stock to the public and $2.4 million consisted of proceeds from the exercise of stock options and stock issued under the employee stock purchase plan. Of the $13.0 million in proceeds from the GTR Note, GTR recorded $11.5 million of proceeds attributable to the value of the convertible debt and $1.5 million attributable to the value of the conversion feature (recorded as an increase to division equity). The $11.5 million will be accreted to the face value of the debt by a charge to interest expense of $1.5 million over the term of the initial 15 month conversion period. As of December 31, 1997, $18.0 million of funds allocated to GTR in December 1996 under the Revolving Credit Facility remained outstanding.


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


NEW ACCOUNTING PRONOUNCEMENTS AND YEAR 2000
For a discussion of new accounting pronouncements and Year 2000 impact, see Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations - New Accounting Pronouncements, Year 2000 and Financial Reporting Release No. 48 ("FRR 48") included in this Annual Report.


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

                             GENZYME TISSUE REPAIR

                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS
Genzyme Tissue Repair ("GTR"), a division of Genzyme Corporation (the "Company" or "Genzyme") is a leading developer of biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases. GTR uses cell, enzyme, growth factor and matrix technologies to develop products that will augment or positively modify naturally-occurring biological processes involved in tissue repair.


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


Accounting policies and financial information specific to GTR are presented in GTR's combined financial statements. Accounting policies and financial information relevant to Genzyme, Genzyme General, GTR and GMO are presented in the consolidated financial statements of Genzyme Corporation and Subsidiaries. The Company prepares the financial statements of GTR in accordance with generally accepted accounting principles, the management accounting policies of Genzyme and the divisional accounting policies approved by the Company's Board of Directors (the "Genzyme Board"). (see Note A., "Summary of Significant Accounting Policies" to Genzyme's Consolidated Financial Statements (the "Consolidated Financial Statements") which is incorporated herein by reference). Except as otherwise provided in such policies, the management and accounting policies applicable to the presentation of the financial statements of GTR may be modified or rescinded at the sole discretion of the Genzyme Board without approval of the stockholders, subject only to the Genzyme Board's fiduciary duty to Genzyme's stockholders.


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

                             GENZYME TISSUE REPAIR
                     NOTES TO COMBINED FINANCIAL STATEMENTS

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


ACCOUNTING FOR STOCK-BASED COMPENSATION
GTR has elected the disclosure-only alternative permitted under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). GTR has disclosed pro forma net income (loss) and pro forma earnings per share information in the footnotes to the combined financial statements using the fair value based method for 1997, 1996 and 1995.


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

                             GENZYME TISSUE REPAIR
                     NOTES TO COMBINED FINANCIAL STATEMENTS

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


Pursuant to the management and accounting policies adopted by the Genzyme Board, as of the end of any fiscal quarter of Genzyme, any projected tax benefit attributable to any division that cannot be utilized by such division to offset or reduce its current or deferred income tax expense may be allocated to any other division without any compensating payment or allocation. The treatment of such allocation for purposes of earnings per share computation is discussed in Note A., "Summary of Significant Accounting Policies -- Net Income (Loss) Per Share" in the Consolidated Financial Statements which is incorporated herein by reference.


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

                             GENZYME TISSUE REPAIR
                     NOTES TO COMBINED FINANCIAL STATEMENTS

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

Property, plant and equipment at December 31 includes the following

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

                             GENZYME TISSUE REPAIR
                     NOTES TO COMBINED FINANCIAL STATEMENTS


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

GTR PRIVATE PLACEMENT
On February 28, 1997, GTR raised $13.0 million through the private placement of a 5% convertible note (the "GTR Note"), to an affiliate of Credit Suisse First Boston due February 27, 2000. The GTR Note is convertible beginning May 29, 1997 into shares of GTR Stock and, beginning August 1997, at a discount to the average of the closing bid prices of the GTR Stock on the Nasdaq National Market for the 25 trading days immediately preceding the conversion date (the "Average GTR Stock Price"). The discount will start at 2% beginning six months from the date the GTR Note was issued and will increase to 11% at 15 months after the date of issue. Thereafter, the conversion price will be the lesser of 89% of the Average GTR Stock Price preceding the conversion date or the date 15 months after the date of issue. In the first quarter of 1997, GTR recorded $11.5 million of proceeds attributed to the value of the debt and $1.5 million attributed to the value of the conversion feature (recorded as an increase to division equity). The debt will be accreted to its $13.0 million face value by a charge to interest expense of $1.5 million over the term of the initial 15 month conversion period. As of December 31, 1997, GTR had accreted $1.1 million of the value of the conversion feature.

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
                                                   -------
                                                   $30,681
                                                   =======

                             GENZYME TISSUE REPAIR
                     NOTES TO COMBINED FINANCIAL STATEMENTS

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

The disclosures relating to Genzyme's Preferred Stock, Directors' Deferred Compensation Plan, Stock Rights, Employee Stock Purchase Plan, Stock Compensation Plans and GTR Designated Shares are included in Note K., "Stockholders' Equity" to the Consolidated Financial Statements which is incorporated herein by reference.


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

                             GENZYME TISSUE REPAIR
                     NOTES TO COMBINED FINANCIAL STATEMENTS


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
                                                  ========     ========

Due to uncertainty surrounding the realization of favorable tax attributes GTR placed a valuation allowance of $56.1 million and $38.1 million for December 31, 1997 and December 31, 1996, respectively, against otherwise recognizable deferred tax assets. At the time GTR recognizes these tax assets in accordance with generally accepted accounting principles, the resulting deferred tax benefits will be reflected in the tax provision for Genzyme General. However, the benefit of these deferred tax assets has been previously allocated to Genzyme General in accordance with the management and accounting policies, and will be reflected as a reduction of GTR net income to determine net income attributable to GTR Stock.

                             GENZYME TISSUE REPAIR
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE L. BENEFIT PLANS


The disclosures relating to Genzyme's domestic employee savings plan under
Section 401(k) of the Internal Revenue Code (the "401(k) Plan") are included in Note O., "Benefit Plans" to the Consolidated Financial Statements which is incorporated herein by reference. Substantially all employees of GTR are covered under the 401(k) Plan.


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
Description                      of period     Expenses      Accounts    Deductions    of Period
------------------------------------------------------------------------------------------------
Year ended December 31, 1997:
Allowance for doubtful accounts  $  408,000    $  480,000     --         $ 49,000(1)   $  839,000
Inventory Reserve                $4,427,000    $3,920,000     --               --      $8,347,000

Year ended December 31, 1996:
Allowance for doubtful accounts  $  325,000    $  238,000     --         $155,000(1)   $  408,000
Inventory Reserve                        --    $4,427,000     --               --      $4,427,000

Year ended December 31, 1995:
Allowance for doubtful accounts  $  176,800    $  210,000     --         $ 61,600(1)   $  325,200

--------------
(1) Uncollectible accounts written off, net of recoveries.
(2) Reserve acquired in acquisition.
