Form 10-K/A, Exhibit 13
period 1997-12-31
GENZYME CORP
filed 1998-04-27
CIK 732485

                                                                    EXHIBIT 13.3



                              FINANCIAL STATEMENTS

                                                                                                      PAGE NO.
I.   GENZYME MOLECULAR ONCOLOGY
      Combined Selected Financial Data.............................................................       2
      Management's Discussion And Analysis Of Financial Condition And Results Of Operations........       4
      Combined Balance Sheets - December 31, 1997 and 1996.........................................       8
      Combined Statements of Operations - For the Years Ended December 31, 1997, 1996 and 1995.....       9
      Combined Statements of Cash Flows - For the Years Ended December 31, 1997, 1996 and 1995.....      10
      Notes to Combined Financial Statements.......................................................      11
      Report of Independent Accountants............................................................      22

GENZYME MOLECULAR ONCOLOGY
COMBINED SELECTED FINANCIAL DATA

                                                                                                FOR THE
                                                                                              PERIOD FROM
                                                                                            DECEMBER 1,1994
COMBINED STATEMENTS OF OPERATIONS DATA (1)                                                (DATE OF INCEPTION)
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)        FOR THE YEARS ENDED DECEMBER 31, TO DECEMBER 31, 1994
---------------------------------------------------------------------------------------- --------------------
                                                            1997        1996      1995
                                                            ----       -----     -----
Revenues:
    Service revenue..................................   $    467     $     -    $    -         $    -
    Research and development revenue-related party...        315           -         -              -
                                                        --------     -------    ------         ------
                                                             782           -         -              -
Operating costs and expenses:
    Cost of revenues.................................        337           -         -              -
    Selling, general and administrative..............      2,118         185        87              8
    Research and development (1).....................      5,341         818       377             29
    Amortization of intangibles......................      5,127           -         -              -
    Charge for in-process technology (1).............      7,000           -         -              -
                                                        --------     -------    ------         ------
       Total operating costs and expenses............     19,923       1,003       464             37
                                                        --------     -------    ------         ------


Operating loss.......................................    (19,141)     (1,003)     (464)           (37)

Other income (expenses):
    Equity in net loss of joint venture (2)..........       (258)          -         -             --
    Interest income..................................        392           -         -              -
    Interest expense.................................     (1,663)          -         -              -
                                                        --------     -------    ------         ------
       Total other income (expenses).................     (1,529)          -         -              -
                                                        --------     -------    ------         ------


Loss before income taxes.............................   $(20,670)    $(1,003)   $ (464)        $  (37)
Tax benefit..........................................      1,092           -         -              -
                                                        --------     -------    ------         ------

Net loss.............................................   $(19,578)    $(1,003)   $ (464)        $  (37)
                                                        ========     =======    ======         ======

Pro forma per Genzyme Molecular Oncology common share
  (basic and diluted)(1):
    Pro forma net loss...............................     $(4.98)     $ (.26)   $ (.12)         $(.01)
    Pro forma shares outstanding.....................      3,929      $3,929    $3,929         $3,929


GENZYME MOLECULAR ONCOLOGY
COMBINED SELECTED FINANCIAL DATA (CONTINUED)

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

There were no cash dividends paid.

NOTES TO SELECTED FINANCIAL DATA:


(1) Genzyme Molecular Oncology Division ("Genzyme Molecular Oncology" or "GMO") is a division of Genzyme Corporation ("Genzyme" or the "Company"). GMO was part of Genzyme General Division ("Genzyme General" or "GGD") from December 1, 1994 (Date of Inception) to June 18, 1997. Genzyme acquired PharmaGenics, Inc. ("PharmaGenics") on June 18, 1997 (date of acquisition), and the combined financial statements of GMO beginning June 18, 1997 include the results of PharmaGenics. As a result of the PharmaGenics acquisition, GMO recorded a $7.0 million charge to operations for in-process technology that has no alternative future use. GMO's financial statements are prepared using amounts included in Genzyme's consolidated financial statements. Pro forma net loss per share data is presented for Genzyme Molecular Oncology Division Common Stock ("GMO Stock") for all periods presented as there were no shares of GMO Stock outstanding prior to June 18, 1997. Historical loss per share information is omitted from the statement of operations as GMO Stock was not part of the capital structure of Genzyme for periods presented prior to June 18, 1997.


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

(5) In August 1997, GMO raised $20.0 million (before offering discounts and expenses), through the private placement of 6% convertible debentures (the "GMO Debentures"), due August 29, 2002. The GMO Debentures are convertible into shares of GMO Stock, at the option of the holders, beginning on the 91st day after the effective date of a registration statement covering the initial public offering of GMO Stock (the "GMO IPO") at the average of the closing bid prices of GMO Stock as reported by the Nasdaq National Market for the 20 trading days immediately preceding the applicable conversion date (the "GMO Market Price"). Beginning February 26, 1998, the GMO Debentures are convertible at a discount to the GMO Market Price. This discount will begin at 7% on February 26, 1998 and will increase by an additional one percent every 30 days thereafter to 15% on October 24, 1998. Beginning November 23, 1998, the conversion price will be the lower of (i) 85% of the GMO Market Price calculated as of the actual conversion date and
     (ii) 85% of the GMO Market Price calculated as of November 21, 1998. In no event, however, will the conversion price be less than $7.70 per share (subject to adjustment in the event of any stock split, stock dividend, reclassification, combination or singular event).


     If the effective date of the GMO IPO does not occur before August 29, 1998, at the holder's option, the GMO Debentures may be exchanged for a 5% convertible debenture issued by Genzyme General (the "GGD Debentures") due August 29, 2003. If the GMO IPO is completed before August 29, 1998 but the market capitalization is below $90.0 million, at the holder's option, 50% of the GMO Debentures can be exchanged for the GGD Debentures. The exchange option must be exercised within 30 business days of the event triggering the right of exchange.

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


Genzyme formed GMO on June 18, 1997 by acquiring PharmaGenics and combining it with several of its existing programs in the field of oncology. The aggregate purchase price of the PharmaGenics acquisition was $27.5 million plus acquisition costs of $2.5 million, assumed liabilities of $5.4 million and the recording of a deferred tax liability of $7.6 million resulting from the temporary difference between the book and tax basis of the completed technology. The portion of the purchase price allocated to the completed technology was $20.0 million which will be amortized over three years. GMO recorded $15.7 million of goodwill, which represents the remaining portion of the purchase price, which will be amortized over the same period as the completed technology. GMO allocated $7.0 million to in-process technology which represents the value assigned to PharmaGenics' programs which are still in the development stage and for which there is no alternative use. The value assigned to these programs has been determined by selecting the maximum anticipated value of these programs, as provided by an independent valuation of the PharmaGenics business, based on comparable technologies. GMO charged the amount allocated to in-process technology to operations in June 1997, the period in which the acquisition was completed.

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

OTHER INCOME AND EXPENSES.

Interest income and interest expense were $0.4 million and $1.7 million, respectively in 1997. There were no similar amounts in 1996. The interest income results from higher average cash balances due to the issuance of convertible debentures in August 1997 (the "GMO Debentures"). The interest expense is interest and related amortization of discount on the GMO Debentures.


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

LIQUIDITY AND CAPITAL RESOURCES


As of December 31, 1997, GMO had cash, cash equivalents and short-term investments of $20.2 million. In 1997, GMO used $4.0 million for operations and $7.2 million for investing activities. In the year ended December 31, 1997, investing activities used $6.1 million for the purchases of short-term marketable securities and long-term investments. Financing activities for the year ended December 31, 1997 provided $26.2 million of cash, of which $19.2 million was the net proceeds from the issuance of the GMO Debentures, $5.0 million was allocated to GMO from Genzyme General under the revolving credit facility, and $1.4 million was Genzyme General's investment in GMO. Of the $19.2 million in proceeds from the GMO Debentures, GMO recorded $16.5 million of proceeds attributed to the value of the debt, $3.5 million attributed to the value of the conversion feature (recorded as an increase to division equity), net of $0.9 million of underwriter's fees associated with the issuance of the debt. The debt will be accreted to its $20.0 million face value by a charge to interest expense of $3.5 million over the term of the initial 15 month conversion period.



GMO has recorded $2.4 million of accrued expenses as of December 31, 1997, which consist primarily of costs related to the PharmaGenics merger. Deferred revenue of $1.6 million represents contract execution payments received from collaborators which are to be recognized as revenues in future periods.


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


For a discussion of the demands, commitments and events that may affect the liquidity and capital resources of Genzyme Corporation, including GMO, see Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations - Liquidity and Capital Resources, included in this Annual Report.



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


GMO has a right of first negotiation to exclusively license the rights to inventions made by the National Cancer Institute ("NCI") regarding the tumor antigens MART-1 and gp100 under its collaborative research and development agreement. In addition, GMO may negotiate for pre-existing rights to MART-1 and gp100 held by the NCI. GMO also has a right of first negotiation to exclusively license the rights held by the Dana Farber Cancer Institute regarding certain dendritic cell fusion technology. With respect to the MART-1 gene, GMO is aware of a U.S. patent issued to a third party, which appears to cover the MART-1 gene. GMO is continuing to evaluate this patent and is in discussions with the patent holder regarding a license to the MART-1 gene. With respect to the gp100 gene, GMO is aware of two published PCT applications by two different third party applicants that appear to cover the gp100 gene. There can be no assurance, therefore, that the NCI will ultimately obtain the patent rights to gp100. GMO may need to obtain licenses from both the NCI and others in order to commercialize immunotherapy products based on MART-1 and gp100.


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

GENZYME MOLECULAR ONCOLOGY
COMBINED BALANCE SHEETS


(DOLLARS IN THOUSANDS)                                           DECEMBER 31,
-------------------------------------------------------------------------------
                                                              1997       1996
                                                             -------    -------
                                     ASSETS
Current assets:
 Cash and cash equivalents...............................    $15,010    $     -
 Short-term investments..................................      5,170          -
 Other...................................................        688          -
                                                             -------    -------
      Total current assets...............................     20,868          -

Equipment, net...........................................        487          -
Long-term investments....................................      1,049          -
Intangibles, net.........................................     30,688          -
Investment in joint venture..............................        574          -
Other....................................................        135          -
                                                             -------    -------
      Total assets.......................................    $53,801    $     -
                                                             =======    =======

                        LIABILITIES AND DIVISION EQUITY

Current liabilities:
 Accrued expenses........................................    $ 2,422    $     -
 Due to Genzyme General..................................      5,434          -
 Deferred revenue........................................      1,583          -
 Other current liabilities...............................         18          -
                                                             -------    -------
     Total current liabilities...........................      9,457          -

Noncurrent liabilities:
 Long-term debt..........................................      5,000          -
 Convertible debentures, net.............................     16,617          -
 Note payable to Genzyme General.........................      2,582          -
 Deferred tax liability..................................      6,509
 Other noncurrent liabilities............................        170          -
                                                             -------    -------
      Total liabilities..................................     40,335          -

Commitments and contingencies (See Notes)................

Division equity:
 Division equity (Note H)................................     13,466          -
 Parent company investment-Genzyme General...............          -      1,504
 Accumulated deficit.....................................          -     (1,504)
                                                             -------    -------
      Total division equity..............................     13,466          -
                                                             -------    -------
      Total liabilities and division equity..............    $53,801    $     -
                                                             =======    =======


 The accompanying notes are an integral part of these combined financial statements.

GENZYME MOLECULAR ONCOLOGY
COMBINED STATEMENTS OF OPERATIONS






(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)            FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------
                                                               1997          1996          1995
                                                               ----          ----          ----

Revenues:
    Service revenue..................................    $      467             -             -
    Research and development revenue - related party.           315             -             -
                                                         ----------      --------       -------
                                                                782             -             -
Operating costs and expenses:
    Cost of service revenue..........................            50             -             -
    Cost of research and development revenue.........           287             -             -
    Selling, general and administrative..............         2,118      $    185       $    87
    Research and development.........................         5,341           818           377
    Amortization of intangibles......................         5,127             -             -
    Purchase of in-process technology................         7,000             -             -
                                                         ----------      --------       -------
       Total operating costs and expenses............        19,923         1,003           464
                                                         ----------      --------       -------

Operating loss.......................................      (19,141)       (1,003)         (464)

Other income (expenses):
    Equity in net loss of joint venture..............         (258)             -             -
    Interest income..................................          392              -             -
    Interest expense.................................       (1,663)             -             -
                                                         ----------      --------       -------
       Total other income (expenses).................       (1,529)             -             -
                                                         ----------      --------       -------
-
Loss before income taxes.............................      (20,670)       (1,003)         (464)
Tax benefit..........................................         1,092             -             -
                                                         ----------      --------       -------

Net loss.............................................      (19,578)       (1,003)         (464)
                                                         ==========      ========       =======

Pro forma per Genzyme Molecular Oncology common share:
    Pro forma basic and diluted net loss.............    $   (4.98)      $ (0.26)       $(0.12)
                                                         ==========      ========        ======

    Pro forma shares outstanding.....................         3,929         3,929         3,929
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

                           GENZYME MOLECULAR ONCOLOGY

                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Genzyme Molecular Oncology Division ("Genzyme Molecular Oncology" or "GMO"), a division of Genzyme Corporation (the "Company" or "Genzyme"), is engaged in the development and commercialization of novel cancer therapeutics and diagnostics based on molecular tools and genomics information. GMO's products and services include a genomics service business based on its SAGE(TM) differential gene expression technology ("SAGE"), two gene immunotherapy programs currently in Phase I clinical trials for melanoma, additional gene therapy programs based on immunotherapy and tumor targeting, a drug discovery program to identify small molecules that interact with cancer-related targets and diagnostic assay capabilities. Genzyme formed GMO in June 1997 by acquiring PharmaGenics, Inc. ("PharmaGenics") and combining it with several of its existing programs in the field of oncology. Operations under the existing Genzyme programs combined to form GMO commenced December 1, 1994 (the "Date of Inception").


BASIS OF PRESENTATION

The combined financial statements of GMO include the balance sheets, results of operations and cash flows of Genzyme's molecular oncology operations, which were part of Genzyme's General Division ("Genzyme General") through June 18, 1997. GMO's financial statements are prepared using amounts included in Genzyme's consolidated financial statements. Corporate allocations reflected in these financial statements are determined based upon methods which management believes to be reasonable (see Note D., "Related Party Transactions" below). GMO generated revenue from operations during the third quarter of 1997 and therefore is no longer considered to be a development stage enterprise for reporting purposes.


On June 18, 1997, pursuant to an agreement between Genzyme and PharmaGenics, PharmaGenics merged with and into Genzyme (the "Merger"). Therefore, from June 18, 1997, the results of PharmaGenics are included in GMO's financial statements. As consideration for the Merger, the stockholders of PharmaGenics received approximately 3,929,000 shares of Genzyme Molecular Oncology Common Stock ("GMO Stock"). The GMO Stock is intended to reflect the value and track the performance of GMO. As compensation to Genzyme General for its contribution to GMO, 6,000,000 shares of GMO Stock have been reserved for issuance for the benefit of Genzyme General or its stockholders (these 6,000,000 shares are referred to as the "GMO Designated Shares") (See Note H., "Division Equity" below). The Genzyme Board of Directors (the "Genzyme Board") may issue the GMO Designated Shares as a stock dividend to the holders of Genzyme General Division Common Stock ("GGD Stock") or it may sell such shares in a public or private sale and allocate all of the proceeds to Genzyme General. Genzyme's management and accounting policies require Genzyme to distribute GMO Designated Shares to holders of GGD Stock on the later of November 30, 1998 or 360 days following completion of an initial public offering of GMO Stock (the "GMO IPO"), although the Genzyme Board may elect to distribute these shares at any time but not later than November 29, 1999.


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

                           GENZYME MOLECULAR ONCOLOGY

                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FINANCIAL INFORMATION

Genzyme will provide to holders of GMO Stock separate financial statements, management's discussion and analysis, descriptions of business and other relevant information for GMO. Notwithstanding the attribution of assets and liabilities, including contingent liabilities, between Genzyme General, Genzyme Tissue Repair Division ("GTR") and GMO for the purposes of preparing their respective financial statements, this attribution will not affect legal title to such assets or responsibility for such liabilities of Genzyme or any of its subsidiaries. Holders of GMO Stock, GGD Stock, and Genzyme Tissue Repair Division Common Stock ("GTR Stock") are common stockholders of Genzyme and continue to be subject to all risks associated with an investment in Genzyme. Liabilities or contingencies of Genzyme General, GTR or GMO could affect the financial condition or results of operations of the other divisions. Accordingly, the GMO combined financial statements should be read in connection with Genzyme's consolidated financial statements included in this Annual Report.



Accounting policies and financial information specific to GMO are presented in these GMO combined financial statements. Accounting policies and financial information relevant to Genzyme, Genzyme General, GTR and GMO collectively are presented in the consolidated financial statements of Genzyme Corporation and subsidiaries. The Company prepares the financial statements of the division in accordance with generally accepted accounting principles, the accounting policies of Genzyme (see Note A., "Summary of Significant Accounting Policies" to Genzyme's Consolidated Financial Statements (the "Consolidated Financial Statements") which is incorporated herein by reference), and the divisional accounting policies approved by the Genzyme Board. Except as otherwise provided in such policies, the management and accounting policies applicable to the presentation of the financial statements of GMO may be modified or rescinded at the sole discretion of the Genzyme Board without approval of the stockholders, subject only to the Genzyme Board's fiduciary duty to Genzyme's stockholders.


DIVIDEND POLICY

Under the terms of the Genzyme Articles of Organization, as amended, (the "Genzyme Charter"), dividends may be paid to the holders of GMO Stock only out of the lesser of funds of Genzyme legally available for the payment of dividends and the Available GMO Dividend Amount, as defined in the Genzyme Charter. Although there is no requirement to do so, the Genzyme Board would declare and pay cash dividends on GMO Stock, if any, based primarily on earnings, financial condition, cash flow and business requirements of GMO. There is currently no intention of paying cash dividends.


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


The following table sets forth the computation of basic and diluted earnings per share:

                                                             December 31,
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)      1997      1996    1995
--------------------------------------------------  -------   -------   -----
Net Loss.......................................... $(19,578)  $(1,003)  $(464)

Basic and diluted weighted average shares
   outstanding....................................    3,929     3,929   3,929

Pro forma net loss per common share -
   basic and diluted...............................   $(4.98)  $(0.26) $(0.12)

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

                           GENZYME MOLECULAR ONCOLOGY

                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


ACCOUNTING FOR STOCK-BASED COMPENSATION


The Genzyme stockholders have approved amendments to the existing Genzyme 1990 and 1997 Equity Incentive Plans (the "Equity Plans") and the 1988 Director Stock Option Plan (the "Director Stock Option Plan") that would allow for the issuance of shares of GMO Stock under such plans, in addition to the GGD Stock and GTR Stock already included in such plans. The Equity Plans will permit the granting of options to purchase GMO Stock to employees. GMO has elected the disclosure-only alternative for accounting for stock-based employee compensation as required by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). GMO has disclosed pro forma net income (loss) and pro forma earnings per share information in the footnotes to the combined financial statements using the fair value based method for 1997, as there were no GMO Stock Options issued under the above mentioned plan prior to 1997.

                           GENZYME MOLECULAR ONCOLOGY

                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE B.  PHARMAGENICS MERGER

In June 1997, pursuant to an agreement between Genzyme and PharmaGenics, PharmaGenics merged with and into Genzyme. This transaction was accounted for as a purchase. The aggregate purchase price of $27.5 million (net of $0.5 million which represents the fees payable by PharmaGenics in connection with the Merger, which are included in accrued expenses), plus acquisition costs of $2.5 million and assumed liabilities of $5.4 million has been allocated to the acquired tangible and intangible assets based on their estimated respective fair values (amounts in thousands):

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

As of the date of the Merger, PharmaGenics had borrowed $2.5 million from Genzyme under a credit facility which Genzyme had made available to PharmaGenics to fund PharmaGenics' documented operating costs. Upon consummation of the Merger, the PharmaGenics Note (See Note C., "Credit Facility" below) became a liability allocated to GMO, and the $2.5 million of outstanding principal is considered as an intracompany loan by Genzyme General to GMO, bearing interest at 6.15% per annum and maturing on February 10, 2002 and convertible at any time prior thereto, at the Genzyme Board's option, into GMO Designated Shares. The number of GMO Designated Shares resulting from any conversion of the PharmaGenics Note will be determined by dividing the principal and interest being converted by the conversion price (the "GMO Conversion Price") in effect on the date of conversion. The initial GMO Conversion Price will be determined upon the closing of a GMO IPO in which the aggregate gross proceeds to GMO equal or exceed $10.0 million (an "Offering"), and will be equal to (i) the per share price of the GMO Stock sold in the Offering or, if GMO Stock is not sold in the Offering, (ii) the initial conversion price of the security convertible into GMO Stock that is sold in the Offering, provided that if any portion of the PharmaGenics Note is converted prior to an Offering, the initial GMO Conversion Price is $7.00. The GMO Conversion Price is subject to adjustment upon declaration of any stock dividend or upon completion of any subdivision or combination of the GMO Stock.

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


(Amounts in thousands, except per share amounts)        Year Ended December 31,
--------------------------------------------------------------------------------
                                                            1997         1996
                                                            ----         ----
   Pro forma revenues.................................   $    857       $  1,418
   Pro forma net loss.................................   $(26,091)      $(15,113)
   Pro forma basic and diluted net loss per share.....   $  (6.64)      $  (3.85)
   Pro forma weighted average shares outstanding......      3,929          3,929


In connection with the PharmaGenics merger, a warrant to purchase certain shares of PharmaGenics Series A Stock was converted to a warrant to purchase approximately 10,000 shares of GMO Stock (the "Comdisco Warrant") at $8.04 per share.

NOTE C. CREDIT FACILITY


Genzyme had made a credit facility (the "Credit Facility") available to PharmaGenics to fund PharmaGenics documented operating costs through June 18, 1997 (date of acquisition). Monthly draws against the Credit Facility could be made, up to a maximum amount during December 1996, January 1997, February 1997, March 1997, April 1997 and May 1997 of $250,000, $750,000, $650,000, $450,000,
$550,000 and $550,000, respectively. Amounts not drawn by PharmaGenics in a designated month were available to cover documented expenses in any later month (subject to limitations described below). The maximum amount of monthly draws was subject to downward adjustment based on the amount of the gross revenues received by PharmaGenics in the prior month. An additional draw of $250,000 could be made under the Credit Facility if the SAGE patent licensed by PharmaGenics to Johns Hopkins University ("JHU") was issued while the Credit Facility was in effect, provided, however, that such draw was used by PharmaGenics to fulfill its obligation to JHU. As of June 18, 1997, PharmaGenics had drawn $2,450,000. The amount outstanding under this credit facility, including accrued interest, at December 31, 1997 is $2,582,000.



Amounts advanced under the Credit Facility are evidenced by a Subordinate Convertible Promissory Note which bears interest subsequent to June 18, 1997 at the best borrowing rate available to Genzyme, 6.15% per annum as of December 31, 1997, and matures on February 10, 2002 (the "Maturity Date"). The Note is a liability allocated to GMO, the outstanding principal amount has been treated as an intracompany loan by Genzyme General to GMO, due on the Maturity Date and convertible at any time prior thereto, at the Genzyme Board's option, into GMO Designated Shares pursuant to an established formula.


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

SHARED SERVICES

GMO operates as a division of Genzyme with its own personnel and financial resources, however, GMO has access to Genzyme's extensive research and development capabilities, manufacturing facilities, and worldwide clinical development and regulatory affairs staff, marketing, infrastructure and experience in raising capital. Genzyme's corporate general and administrative, selling and marketing, and research and development expenses have been allocated to GMO as if GMO operated on a stand-alone basis. Management believes that such allocation is a reasonable estimate of such expenses. Genzyme General allocations to GMO for general and administrative and selling and marketing expenses were $2.1 million in 1997, $0.2 million in 1996, and $0.1 million in 1995. Genzyme General allocations to GMO for research and development expenses were $5.3 million in 1997, $0.8 million in 1996, and $0.4 million in 1995.


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


The accounting policies provide that, as of the end of any fiscal quarter of Genzyme, any projected annual tax benefit attributable to any division that cannot be utilized by such division to offset or reduce its current or deferred income tax expense may be attributed to any other division without any compensating payment or allocation. The treatment of such allocation for purposes of earnings per share computation is discussed in Note A., "Summary of Significant Accounting Policies -- Net Income (Loss) Per Share" to the Consolidated Financial Statements which is incorporated herein by reference.


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

                           GENZYME MOLECULAR ONCOLOGY

                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE E.  REVOLVING CREDIT FACILITY

Genzyme has a revolving credit facility (the "Revolving Credit Facility") with a syndicate of commercial banks administered by Fleet National Bank in the amount of $225.0 million. Amounts drawn under the facility may be allocated among Genzyme General, GTR or GMO and are due in November 1999. As of December 31, 1997, GMO had $5.0 million of debt outstanding under the Revolving Credit Facility. GMO incurred $160,000 of interest expense related to this credit facility. (See Note J., "Long-term Debt And Leases" to the Consolidated Financial Statements which is incorporated herein by reference).

NOTE F.  GMO PRIVATE PLACEMENT


In August 1997, GMO raised $20.0 million through the private placement of 6% convertible debentures (the "GMO Debentures"), due August 29, 2002. The GMO Debentures are convertible into shares of GMO Stock, at the option of the holders, beginning on the 91st day after the effective date of a registration statement covering a GMO IPO at the average of the closing bid prices of GMO Stock as reported by the Nasdaq National Market for the 20 trading days immediately preceding the applicable conversion date (the "GMO Market Price"). Beginning February 26, 1998, the GMO Debentures are convertible at a discount to the GMO Market Price. This discount will begin at 7% on February 26, 1998 and will increase by an additional one percent every 30 days thereafter to 15% on October 24, 1998. Beginning November 23, 1998, the conversion price will be the lower of (i) 85% of the GMO Market Price calculated as of the actual conversion date and (ii) 85% of the GMO Market Price calculated as of November 21, 1998. In no event, however, will the conversion price be less than $7.70 per share (subject to adjustment in the event of any stock split, stock dividend, reclassification, combination or singular event.) In the third quarter of 1997, GMO recorded $16.5 million of proceeds attributed to the value of the debt and $3.5 million attributed to the value of the conversion feature (recorded as an increase to division equity). The debt will be accreted to its $20.0 million face value by a charge to interest expense of $3.5 million over the term of the initial 15 month conversion period. During the year ended December 31, 1997, GMO incurred $407,000 of interest expense related to the GMO Debentures.


EXCHANGE OPTION

If the effective date of the GMO IPO does not occur before August 29, 1998, at the holder's option, the GMO Debentures may be exchanged for a 5% convertible debenture issued by Genzyme General (the "GGD Debentures") due August 29, 2003. If the GMO IPO is completed before August 29, 1998 but the aggregate proceeds from the offering are less than $15.0 million or GMO's market capitalization is below $90.0 million, at the holder's option, 50% of the GMO Debentures can be exchanged for the GGD Debentures. The exchange option must be exercised within 30 business days of the event triggering the right of exchange.


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

GMO recorded $315,000 and $287,000 of research and development revenue and cost of research and development revenue, respectively, related to services billed to StressGen/Genzyme LLC for the year ended December 31, 1997. GMO has a receivable of $427,000 from StressGen/Genzyme LLC at December 31, 1997, which is included in other current assets. For the year ended December 31, 1997, GMO recorded $258,000 of equity in net loss of joint venture. Summary financial information for StressGen/Genzyme LLC is not presented as the impact of StressGen/Genzyme LLC's activities on the Company's statement of operations for the year ended December 31, 1997 is not considered to be material.


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
                                                  ========    =======    ======

There are 40,000,000 shares of GMO Stock authorized. Of the authorized shares, 3,928,572 million were issued to effect the Merger (see Note B., "PharmaGenics Merger" above). In addition, 6,000,000 GMO Designated Shares were created as a result of the Merger.

PREFERRED STOCK, DIRECTORS' DEFERRED COMPENSATION PLAN, STOCK RIGHTS, STOCK OPTIONS, EMPLOYEE STOCK PURCHASE PLAN, STOCK COMPENSATION PLAN AND GMO DESIGNATED SHARES. The disclosures relating to Genzyme's Preferred Stock, Directors' Deferred Compensation Plan, Stock Rights, Employee Stock Purchase Plan, and Stock Compensation Plan, are included in Note K., "Stockholder's Equity" to the Consolidated Financial Statements which is incorporated herein by reference.

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


(AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE INFORMATION)
-----------------------------------------------------------------------------
                                                                      1997
                                                                  -------------
       Net loss:
          As reported...........................................    $(19,578)
          Pro forma.............................................     (19,787)
       Basic loss per share:
          As reported...........................................       (4.98)
          Pro forma.............................................       (5.04)
       Diluted loss per share:
          As reported...........................................       (4.98)
          Pro forma.............................................       (5.04)


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


The following summarizes GMO's provision for (benefit from) income taxes for the year ended December 31, 1997:


(DOLLARS IN THOUSANDS)
-------------------------------------
Federal income taxes:
  Current............................    $     -
  Deferred...........................     (1,006)
State income taxes:
  Current............................          -
  Deferred...........................        (86)
                                         -------
Total income tax benefit.............    $(1,092)
                                         =======

The differences between the effective tax rates and the U.S. federal statutory tax rates for the year ended December 31, 1997 were as follows:

    U.S. Federal income tax statutory rate.................     (35.0)%
    State income taxes, net of federal benefit.............      (3.0)
    Tax credits............................................      (2.4)
    Nondeductible amortization.............................       6.4
    Nondeductible interest ................................       2.7
    Deductions subject to deferred tax valuation allowance.      22.4
                                                                -----
    Effective tax rate.....................................      (8.9)%
                                                                =====

At December 31, 1997 and 1996, the components of deferred tax assets and liabilities were as follows (in thousands):

                                                    1997      1996
                                                  -------    -----
   Deferred tax assets:
     Net operating loss carryforwards.........    $ 5,250    $ 572
     Tax credits..............................        459        -
                                                  -------    -----
     Gross deferred tax asset.................      5,709      572
     Valuation allowance......................     (5,709)    (572)
                                                  -------    -----
     Net deferred tax asset...................    $     -    $   -

   Deferred tax liabilities:
     Intangible amortization..................     (6,509)       -
                                                  -------    -----

     Net deferred tax liabilities.............    $(6,509)   $   -
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

NOTE J.   BENEFIT PLANS

For discussion on the Company's benefit plans, see Note O., "Benefit Plans" to the Consolidated Financial Statements which is incorporated herein by reference.

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