Form 10-K405, Exhibit 13
period 1998-12-31
GENZYME CORP
filed 1999-03-31
CIK 732485

                                                                    EXHIBIT 13.1


                              FINANCIAL STATEMENTS


                                                                                                                     PAGE NO.
I. GENZYME GENERAL

   Combined Selected Financial Data.............................................................................      2

   Management's Discussion and Analysis of Genzyme General's Financial Condition and Results of Operations......      4

   Combined Statements of Operations--For the Years Ended December 31, 1998, 1997 and 1996......................     11

   Combined Balance Sheets--December 31, 1998 and 1997..........................................................     13

   Combined Statements of Cash Flows--For the Years Ended December 31, 1998, 1997 and 1996......................     14

   Notes to Combined Financial Statements.......................................................................     16

   Report of Independent Accountants............................................................................     31


II. GENZYME CORPORATION AND SUBSIDIARIES

   Consolidated Selected Financial Data.........................................................................     33

   Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and
     Results of Operations......................................................................................     34

   Consolidated Statements of Operations--For the Years Ended December 31, 1998, 1997 and 1996..................     47

   Consolidated Balance Sheets--December 31, 1998 and 1997......................................................     50

   Consolidated Statements of Cash Flows--For the Years Ended December 31, 1998, 1997 and 1996..................     52

   Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1998, 1997 and 1996 ........     54

   Notes to Consolidated Financial Statements...................................................................     57

   Report of Independent Accountants............................................................................     91

GENZYME GENERAL
COMBINED SELECTED FINANCIAL DATA

The following Selected Financial Data reflects the results of operations and financial position of Genzyme General Division ("Genzyme General") and should be read in conjunction with the financial statements of Genzyme General and accompanying footnotes.


COMBINED STATEMENTS OF OPERATIONS DATA
(AMOUNTS IN THOUSANDS)                                                     FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------
                                                             1998         1997         1996        1995          1994
-----------------------------------------------------------------------------------------------------------------------

Revenues:
   Net product sales ..................................   $ 613,685    $ 529,927    $ 424,483    $ 304,373    $ 238,645
   Net service sales ..................................      55,445       55,835       61,638       47,230       49,686
   Revenues from research and development contracts:
    Related parties ...................................       3,568        8,041       23,011       26,758       20,883
    Other .............................................         579        3,400        2,310          202        1,513
                                                            -------    ---------    ---------    ---------    ---------
     Total revenues ...................................     673,277      597,203      511,442      378,563      310,727

Operating costs and expenses:
   Cost of products sold ..............................     211,076      206,028      155,930      113,964       92,226
   Cost of services sold ..............................      34,240       35,451       42,889       31,137       32,116
   Selling, general and administrative  ...............     183,469      173,020      135,153       97,520       80,026
   Research and development (including research and
    development related to contracts) .................      91,757       74,192       69,969       57,907       51,696
   Amortization of intangibles ........................      13,358       12,534        8,849        4,647        4,741
   Purchase of in-process research and development ....          --           --      130,639       14,216           --
   Other ..............................................          --           --        1,465           --           --
                                                          ---------    ---------    ---------    ---------    ---------
     Total operating costs and expenses ...............     533,900      501,225      544,894      319,391      260,805
                                                          ---------    ---------    ---------    ---------    ---------
Operating income (loss) ...............................     139,377       95,978      (33,452)      59,172       49,922

Other income (expenses):
   Equity in net loss of unconsolidated affiliates ....     (19,685)      (5,281)      (3,646)      (1,810)      (1,353)
   Gain on affiliate sale of stock ....................       2,369           --        1,013           --           --
   Minority interest ..................................       4,285           --           --        1,608        1,659
   Gain on sale of product line .......................      31,202           --           --           --           --
   Gain on sale of investments ........................       3,391           --        1,711           --           --
   Charge for impaired investments ....................      (3,397)          --           --           --       (9,431)
   Other ..............................................          --       (2,000)          --           --       (1,980)
   Investment income ..................................      23,097       10,038       13,909        7,428        9,072
   Interest expense ...................................     (17,069)      (8,108)      (6,842)      (1,069)      (1,354)
                                                          ---------    ---------    ---------    ---------    ---------
     Total other income (expenses) ....................      24,193       (5,351)       6,145        6,157       (3,387)
                                                          ---------    ---------    ---------    ---------    ---------
Income (loss) before income taxes .....................     163,570       90,627      (27,307)      65,329       46,535
Provision for income taxes ............................     (62,438)     (33,601)     (20,206)     (30,506)     (16,341)
                                                          ---------    ---------    ---------    ---------    ---------
Net income (loss) .....................................     101,132       57,026      (47,513)      34,823       30,194
Tax benefit allocated from Genzyme Tissue Repair ......      16,394       17,666       17,011        8,857        1,860
Tax benefit allocated from Genzyme Molecular
  Oncology ............................................       3,527        2,755           --           --           --
                                                          ---------    ---------    ---------    ---------    ---------

Net income (loss) attributable to Genzyme General
Division Common Stock ("GGD Stock") ...................   $ 121,053    $  77,447    $ (30,502)   $  43,680    $  32,054
                                                          =========    =========    =========    =========    =========


COMBINED STATEMENTS OF OPERATIONS DATA CONTINUED
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                         FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------
                                                             1998        1997         1996         1995         1994
----------------------------------------------------------------------------------------------------------------------

GENZYME GENERAL COMMON SHARE DATA:
Net income (loss) attributable to GGD Stock ...........   $ 121,053    $  77,447    $ (30,502)   $  43,680   $  32,054
                                                          =========    =========    =========    =========   =========

Per Genzyme General common share:

  Net income (loss) per Genzyme General common
   share - basic ......................................   $    1.53    $    1.01    $   (0.45)   $    0.79   $    0.67
                                                          =========    =========    =========    =========   =========

Weighted average shares outstanding ...................      79,063       76,531       68,289       55,531      48,141
                                                          =========    =========    =========    =========   =========

  Net income per Genzyme General common and
   common equivalent share-diluted ....................   $    1.48    $    0.98    $   (0.45)   $    0.68   $    0.58
                                                          =========    =========    =========    =========   =========

Adjusted weighted average shares outstanding ..........      81,734       78,925       68,289       63,967      55,321
                                                          =========    =========    =========    =========   =========



COMBINED BALANCE SHEET DATA:                                                       DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------
                                                               1998          1997          1996          1995          1994
---------------------------------------------------------------------------------------------------------------------------

Cash and investments ..................................  $  556,097  $    193,197   $   171,725      $278,663      $128,652
Working capital........................................     412,711       307,988       381,373       308,036        83,314
Total assets...........................................   1,646,307     1,203,056     1,229,519       854,586       630,144
Long-term debt and convertible debt ...................     274,651       117,978       223,998       124,473       126,555
Division equity .......................................   1,167,067       980,876       884,225       659,281       395,651

     There were no cash dividends paid.

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF GENZYME GENERAL'S FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     This discussion contains forward-looking statements. These forward-looking statements represent the expectations of the management of Genzyme General and Genzyme Corporation ("Genzyme" or the "Company") as of the filing date of this Annual Report. The actual results for both Genzyme General and Genzyme could differ materially from those anticipated by the forward-looking statements due to the risks and uncertainties described under the caption "Factors Affecting Future Operating Results" for Genzyme General and Genzyme included elsewhere in this Annual Report. Stockholders and potential investors should consider carefully each of these risks and uncertainties in evaluating the financial condition and results of operations of Genzyme General and Genzyme.

     Genzyme provides separate financial statements for the Company and its subsidiaries on a consolidated basis and for each of Genzyme General, Genzyme Tissue Repair Division ("Genzyme Tissue Repair" or "GTR") and Genzyme Molecular Oncology Division ("Genzyme Molecular Oncology" or "GMO"). The financial statements of each division include the financial position, results of operations and cash flows of programs and products allocated to the division under the Company's Restated Articles of Organization, as amended (the "Charter"), and the management and accounting policies adopted by the Genzyme Board of Directors (the "Genzyme Board") to govern the relationship of the divisions. The financial information of Genzyme General, GTR and GMO, taken together, include all accounts which comprise the consolidated financial information presented for Genzyme and its subsidiaries.

     For purposes of financial statement presentation, all of the Company's programs and products are allocated to either Genzyme General, GTR or GMO. Notwithstanding this allocation, Genzyme continues to hold title to all of the assets and is responsible for all of the liabilities allocated to each of the divisions. Holders of Genzyme General Division Common Stock ("GGD Stock"), Genzyme Tissue Repair Division Common Stock ("GTR Stock") and Genzyme Molecular Oncology Division Common Stock ("GMO Stock") have no specific claim against the assets attributed to the division whose performance is associated with the series of stock they hold. Liabilities or contingencies of one division that affect Genzyme's resources or financial condition could affect the financial condition or results of operations of the other divisions.

     Stockholders and potential investors should, therefore, read this discussion and analysis of Genzyme General's financial position and results of operations in conjunction with the financial statements and related notes of Genzyme General, the discussion and analysis of Genzyme's financial position and results of operations, and the consolidated financial statements and related notes of Genzyme, all of which are included with this Annual Report.

RESULTS OF OPERATIONS

     The following discussion summarizes the key factors management considers necessary in reviewing Genzyme General's combined results of operations. Detailed discussion and analysis of the consolidated results of operations of Genzyme and its subsidiaries, which include the combined results of Genzyme General, Genzyme Tissue Repair and Genzyme Molecular Oncology, are provided separately in this Annual Report under "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations."


1998 AS COMPARED TO 1997

     REVENUES. Total revenues for 1998 were $673.3 million compared to $597.2 million in 1997, an increase of 13%. Product and service revenues were $669.1 million, compared to $585.8 million in 1997, an increase of 14%. Revenues from research and development contracts for 1998 were $4.1 million compared to $11.4 million in 1997, a decrease of 64%.

     Product revenues in 1998 increased 16% to $613.7 million from $529.9 million in 1997, due primarily to increased sales of Cerezyme(R) enzyme.

     In 1998, sales of products by Genzyme General's Therapeutics business unit consisted primarily of sales of Cerezyme(R) enzyme and Ceredase(R) enzyme. Sales of Cerezyme(R) enzyme and Ceredase(R) enzyme increased 24% to $411.1 million from $332.7 million in 1997, due to continued growth in new patient accruals in existing markets and strong international sales. Genzyme General's results of operations are highly dependent on sales of Cerezyme(R) enzyme and Ceredase(R) enzyme, which together represented 67% of Genzyme General's product sales in 1998 compared to 63% in 1997.

     The Surgical Products business unit was formed in July 1996 following the acquisition of Deknatel Snowden Pencer, Inc. ("DSP"), which combined the business of DSP with Genzyme General's hyaluronic acid-based products designed to limit the incidence and occurrence of post-operative adhesions (the "Sepra Products"). Revenues from Sepra Products primarily consist of sales of Seprafilm(R) Bioresorbable Membrane. Product sales by the Surgical Products business unit for 1998 were $104.0 million as compared to $100.8 million for 1997. Surgical Products sales consisted primarily of sales of cardiovascular fluid management products, surgical closures and surgical instruments. These product sales (excluding sales of Sepra Products) were up slightly in 1998 as compared to 1997. Sales of Sepra Products increased 88% in 1998 as compared to 1997.

     Seprafilm(R) Bioresorbable Membrane is being marketed in the United States and Canada by Genzyme General on behalf of Genzyme Ventures II ("GVII"), a joint venture between Genzyme and Genzyme Development Partners, L.P. ("GDP"). In March 1997, Genzyme and GDP reached agreement concerning the operation of and allocations of profits and losses from GVII. Under the terms of this agreement, Genzyme purchases product from GVII for resale by Genzyme. Genzyme funds the activities of GVII and is reimbursed at cost for selling, general and administrative ("SG&A") expenses. The first $200,000 of losses generated by GVII were allocated to GDP and thereafter losses are allocated 40% to GDP and 60% to Genzyme, except that if losses would be allocated to the general partner of GDP rather than the limited partners, all of such losses are allocated to Genzyme. GDP will receive the first $5.6 million in profits generated by GVII, Genzyme General will receive the next $8.4 million in profits and, thereafter, Genzyme General and GDP will receive 60% and 40%, respectively, of the profits of GVII. In 1997, Genzyme General contributed an additional $1.5 million to GVII through GDP. There were no capital contributions in 1998.

     Revenues from the Diagnostics business unit consist of product sales and genetic testing service revenues. On July 1, 1998, Genzyme completed the sale of substantially all of the assets of its research products business to TECHNE Corp. and its wholly owned subsidiary, Research and Diagnostic Systems, Inc. (the "TECHNE Sale"). The research products business contributed $9.1 million and $15.8 million of revenue in 1998 and 1997, respectively. Despite the sale of these assets, product sales of diagnostic products in 1998 were level with 1997. Service revenues in 1998 were level with 1997.

     International sales as a percentage of total sales in 1998 increased to 41% from 37% in 1997, due primarily to a 32% increase in combined international sales of Cerezyme(R) enzyme and Ceredase(R) enzyme.

     Revenues from research and development contracts for 1998 decreased 64% to $4.1 million from $11.4 million in 1997, due primarily to a decrease in services performed for Genzyme Transgenics Corporation ("GTC").

     MARGINS AND OPERATING EXPENSES. Total gross margins for 1998 were 63% compared to 59% in 1997. Excluding other charges, gross margins for 1998 were 67% compared to 63% in 1997. Genzyme General provides a broad range of health care products and services, resulting in a range of gross margins depending on the particular market conditions of each product or service. Product margins for 1998 were 66%, including certain other charges, compared to 61% in 1997, including certain other charges. The increase in product margins in 1998 is primarily due to increased sales of Cerezyme(R) enzyme.

     In the third quarter of 1998, Genzyme General recorded charges of $25.2 million associated with the write-down of inventories in the Therapeutics and Surgical Products business units. The conversion of patients with Gaucher disease from Ceredase(R) enzyme to Cerezyme(R) enzyme is substantially complete. Based on its successful progress in converting patients from Ceredase(R) enzyme to Cerezyme(R) enzyme, Genzyme General determined that its existing supply of finished goods of Ceredase(R) enzyme was sufficient to meet patient needs. As a result, in the third quarter of 1998, Genzyme General recorded a $14.8 million charge to cost of products sold primarily for the excess inventory used to make Ceredase(R) enzyme. In addition, during the third quarter of 1998, Genzyme General reviewed its requirements to support the Sepra Products. As a result, in the third quarter of 1998, Genzyme General recorded a $10.4 million charge to cost of products sold to write-down Sepra Products inventory amounts to net realizable value.

     Without these other charges, product margins in 1998 would have been 70% compared to 66% in 1997. Product margins, without other charges increased in 1998 due to increased sales of Cerezyme(R) enzyme. Service margins for 1998 were 38% compared to 37% in 1997.

     SG&A expenses and amortization of intangibles for 1998 were $196.8 million compared to $185.6 million in 1997, an increase of 6%. Excluding other charges in 1997, SG&A expenses increased by 8% over 1997. The increase was due primarily to increased sales and marketing expenses related to the product launch of Thyrogen[R] hormone and increased expenditures in support of Cerezyme[R] enzyme.

     Research and development expenses for 1998 were $91.8 million compared to $74.2 million in 1997, an increase of 24%. The increase was primarily due to $12.0 million of additional research and development expenses resulting from the consolidation of the results of ATIII LLC, for which there were no comparable amounts in 1997. ATIII LLC is the joint venture between Genzyme and GTC for the development and commercialization of transgenic recombinant human antithrombin III ("ATIII"). In addition, during the third quarter of 1998, Genzyme General wrote-off $1.7 million of certain costs related to equipment used to manufacture Sepra Products.

     OTHER INCOME AND EXPENSES. Other income and expenses was a net other income of $24.2 million in 1998 compared to net other expense of $5.4 million in 1997. The 1997 amount includes $2.0 million of other charges.

     Other income and expenses includes $19.7 million in equity in net loss of unconsolidated affiliates in 1998 compared to $5.3 million in equity in net loss of unconsolidated affiliates in 1997. The increase in equity in net loss of unconsolidated affiliates was primarily due to (i) increased losses from GTC;
(ii) increased losses resulting from RenaGel LLC, Genzyme's joint venture with GelTex Pharmaceuticals, Inc. ("GelTex") for the development and commercialization of Renagel(R) Capsules (sevelamer hydrochloride), which was established on June 17, 1997; (iii) Genzyme's portion of the losses resulting from Pharming/Genzyme LLC, Genzyme's joint venture with Pharming Group NV ("Pharming") for the development and commercialization of human alpha glucosidase ("hAG") as a treatment for Pompe's disease, which became effective on October 9, 1998; and (iv) Genzyme's portion of the losses resulting from BioMarin/Genzyme LLC, Genzyme's joint venture with BioMarin Pharmaceutical Inc. ("BioMarin") for the development and commercialization of alpha-L-iduronidase for the treatment of mucopolysaccharidosis ("MPS I"), which was established on September 14, 1998.

     Other income and expense includes a gain of $2.4 million on Genzyme's investment in GTC due to the issuance by GTC of shares of its common stock, which was recorded in June 1998.

     For the year ended December 31, 1998, Genzyme General recorded minority interest in the results of ATIII LLC of $4.3 million, representing GTC's portion of the losses of the joint venture for 1998. There was no comparable amount in the corresponding period of 1997.

     In July 1998, Genzyme General recorded a gain of $31.2 million in connection with the TECHNE Sale. In addition, a gain on sale of investment of $3.4 million was recorded in December 1998 upon the sale of a portion of the shares of TECHNE common stock acquired in that transaction. There were no comparable amounts in the corresponding period of last year.

     Genzyme General recorded a charge for an impaired investment of $3.4 million related to a strategic investment in a company whose common stock price decline was considered "other than temporary."

     Investment income for 1998 was $23.1 million, compared with $10.0 million for 1997. The increase was due to higher average cash balances resulting primarily from the proceeds from the issuance in May 1998 of $250.0 million in principal amount of 5 1/4% Convertible Subordinated Notes due June 1, 2005 (the "GGD Notes"). Interest expense for 1998 was $17.1 million, compared to $8.1 million in 1997. The increase was due to additional interest expense related to the issuance of the GGD Notes and interest related to the $21.2 million in principal amount of 5% convertible debentures due 2003 (the "GGD Debentures").

     The net tax provision for 1998 varies from the U.S. statutory tax rate because of the provision for state income taxes, the foreign sales corporation, nondeductible amortization of intangibles, tax credits and Genzyme General's share of the losses of unconsolidated affiliates. In 1998, the effective tax rate was 38%, compared to 37% in 1997. The allocated tax benefit generated by GTR and GMO of $16.4 million and $3.5 million, respectively, in 1998 and $17.7 million and $2.8 million, respectively, in 1997 reduced Genzyme General's tax rate to 26% and 15% in 1998 and 1997, respectively. The increase in Genzyme General's net tax rate in 1998 was due to the fact that the tax benefits allocated from GTR and GMO decreased the tax rate only 12% in 1998. The same benefits decreased the tax rate 22.6% in 1997. The difference is attributable to the fact that the same dollar benefits gave a lower percentage of benefit over an increased profit before tax.

1997 AS COMPARED TO 1996

     In the fourth quarter of 1997, Genzyme General recorded $29.2 million of charges mainly associated with its Pharmaceutical and Surgical Products businesses and the sale of Genetic Design, Inc.("GDI"), which was sold in 1996. The Pharmaceuticals business now focuses on products that are more consistent with Genzyme General's long-term business strategy of moving towards higher-value products and away from fine chemical and bulk pharmaceuticals. This change in strategy resulted in an $18.1 million charge to cost of products sold, primarily related to the melatonin, bulk pharmaceuticals and fine chemical product lines that were discontinued. In addition, Genzyme General recorded charges of $5.5 million to cost of products sold and $3.5 million to SG&A expense primarily related to the manufacturing and selling of Sepracoat(TM) Coating Solution, which was discontinued for the U.S. market after an advisory panel of the U.S. Food and Drug Administration ("FDA") recommended against granting marketing approval of this product in 1997. The product is sold outside of the United States. Genzyme General also recorded a $2.0 million charge to other expense related to the uncertainty of collection on certain notes receivable.

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

     Sales of Therapeutic products in 1997 consisted primarily of sales of Cerezyme(R) enzyme and Ceredase(R) enzyme. Sales of Cerezyme(R) enzyme and Ceredase(R) increased 26% to $332.7 million from $264.6 million in 1996, due to continued growth in new patient accruals in existing markets. Sales of Cerezyme(R) enzyme and Ceredase(R) enzyme together represented 63% of consolidated product sales in 1997 compared to 62% in 1996.

     Pharmaceuticals 1997 product sales decreased 31% from 1996 due primarily to a significant decline in sales of melatonin. Melatonin sales began to decline materially during the second half of 1996 due to reduced demand and Genzyme General discontinued this product line in the fourth quarter of 1997.

     Revenues from Sepra Products primarily consist of sales of Seprafilm(R) Bioresorbable Membrane. Product sales by the Surgical Products business unit for 1997 were $100.8 million as compared to $50.7 million for the period from July 1, 1996, the date of the acquisition of DSP, through December 31, 1996. Surgical Products sales consisted primarily of sales of cardiovascular fluid management products, surgical closures and surgical instruments. These product sales (excluding sales of Sepra Products) declined 12% in the second half of 1997 in comparison to the same period of 1996 due to a loss of volume and price competition in the fluid management business. DSP's product sales for the first half of 1996, which are not included in the results of Genzyme General, were $53.2 million.

     Product sales of diagnostic products in 1997 were level with 1996. Service revenues for genetic testing in 1997 decreased 9% primarily due to the loss of revenue from GDI, which was sold in November 1996. This decrease was offset in part by higher unit volumes that were primarily attributable to the acquisition of Genetrix, Inc., which was included in Genzyme General's results of operations from May 1, 1996.

     International sales as a percentage of total sales in 1997 increased to 37% from 35% in 1996, due primarily to a 32% increase in combined international sales of Cerezyme(R) enzyme and Ceredase(R) enzyme, offset in part by additional domestic sales by DSP.

     Revenues from research and development contracts for 1997 decreased 55% to $11.4 million from $25.3 million in 1996, due primarily to the absence of revenue from Neozyme II Corporation, which was acquired by Genzyme in the fourth quarter of 1996. This decrease was offset in part by increases in revenues from research and development contracts with third parties. Revenues from Neozyme II were $19.8 million in 1996.

     MARGINS AND OPERATING EXPENSES. Total gross margins for 1997 were 59%, level with 1996. Excluding the effects of special charges, gross margins were 63% in 1997 compared to 59% in 1996. Genzyme General provides a broad range of health care products and services, resulting in a range of gross margins depending on the particular market conditions of each product or service. Product margins for 1997 decreased to 61% from 63% in 1996. Excluding the effects of special charges, product margins in 1997 were 66%. The increase in product margins before special charges in 1997 is primarily due to increased sales volume of Cerezyme(R) enzyme offset in part by a full year of sales of lower-margin DSP products. Service margins for 1997 increased to 37% from 30% in 1996 due to the consolidation of Genetrix, the sale of GDI in 1996 and the resulting elimination of redundant facilities and staffing.

     SG&A expenses and amortization of intangibles for 1997 were $185.6 million compared to $144.0 million in 1996, an increase of 29%. Excluding special charges, SG&A expenses increased in 1997 by 25% over 1996. The increase was due primarily to the acquisition of DSP and increases in 1997 staffing in support of the growth in several product lines, most notably in support of the North American introduction of Seprafilm(R) Bioresorbable Membrane. DSP added $16.7 million in SG&A expenses and amortization of intangibles in the first half of 1997 for which comparable amounts were not included in the results of Genzyme General in 1996. The acquisition of Genetrix did not materially affect SG&A expenses in 1996 and 1997 due to the consolidation of operations.

     Research and development expenses for 1997 were $74.2 million compared to $70.0 million in 1996, an increase of 6%, due to Genzyme General's commitment to fund development costs of the ATIII development program being conducted by GTC and increased spending on internal programs, most notably the Thyrogen(R) hormone program.

     OTHER INCOME AND EXPENSES. Other income and expenses was a net other expense of $5.4 million (which includes a $2.0 million special charge) compared to net other income of $6.1 million in 1996. The change was due primarily to a decrease in investment income and an increase in interest expense as well as increased equity in net losses of unconsolidated affiliates. Investment income for 1997 was $10.0 million, compared with $13.9 million for 1996. The decrease resulted from lower average cash and investment balances. Investment income for 1997 did not include any material gain or loss from sales of securities. Interest expense for 1997 was $8.1 million, compared to $6.8 million in 1996. The increase resulted from interest on funds borrowed to finance portions of the acquisitions of DSP and Neozyme II Corporation. Equity in net loss of unconsolidated affiliates increased from $2.6 million in 1996 to $5.3 million in 1997. The change is primarily due to increased losses from GTC and RenaGel LLC.

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

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1998, Genzyme General had cash, cash equivalents and investments (excluding equity securities) of $556.1 million compared to $193.2 million at December 31, 1997, an increase of $362.9 million. In 1998, operating and financing activities provided $153.7 million and $288.2 million of cash, respectively, while investing activities used $408.5 million of cash and fluctuations in exchange rates caused an increase in cash of $0.3 million.

     At December 31, 1998, accounts receivable increased 32% to $153.3 million from $116.1 million primarily due to increased revenue in 1998. At December 31, 1998, inventories decreased 22% to $107.2 million from $137.7 million at December 31, 1997, due primarily to the $25.2 million charge to write-down inventory in the Therapeutics and Surgical Products business units. Genzyme General used $55.3 million for capital acquisitions. Genzyme General used $320.6 million for net purchases of investments. Genzyme General received $74.6 million of cash from issuances of common stock, $250.0 million in cash from the issuance of debt and used $33.4 million of cash for payments of debt and capital leases.

     Genzyme General believes that its available cash, investments and cash flow from operations will be sufficient to finance its planned operations and capital requirements for the foreseeable future. Although Genzyme General currently has substantial cash resources, it has committed to utilize a portion of its resources for certain purposes, such as: (i) paying strategic collaborators and funding joint venture obligations, including a $10 million milestone payment to GelTex in October 1999; (ii) product development and marketing; (iii) expanding facilities; and (iv) marketing the Sepra Products. Genzyme General's cash resources will be further reduced to pay principal and interest on the following debt: (i) $82.0 million allocated to Genzyme General under Genzyme's revolving credit facility with a syndicate of commercial banks, which is payable in November 1999; (ii) $21.2 million in principal amount under the GGD Debentures, which mature on August 29, 2003; and (iii) $250.0 million in principal amount under the GGD Notes, which are convertible into GGD Stock and mature on June 1, 2005. To the extent cash is used to repay or redeem these debt instruments, including the interest payable thereon, Genzyme General's cash reserves will also be diminished. Genzyme General's capital requirements could differ materially from those currently anticipated by management due to the factors described under the section entitled "Factors Affecting Future Operating Results -- Future Capital Needs" in "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations" included in this Annual Report.

     For a discussion of the demands, commitments and events that may affect the liquidity and capital resources of Genzyme Corporation, including Genzyme General, see also "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations -- Liquidity and Capital Resources" included in this Annual Report.

NEW ACCOUNTING PRONOUNCEMENTS, EURO, YEAR 2000 AND MARKET RISK

     See "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations -- Liquidity and Capital Resources" included in this Annual Report.

FACTORS AFFECTING FUTURE OPERATING RESULTS


     The future operating results of Genzyme General could differ materially from the results described above due to the risks and uncertainties described below and under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations--Factors Affecting Future Operating Results" included in this Annual Report.

     DEPENDENCE ON CEREZYME(R) ENZYME AND CEREDASE(R) ENZYME SALES. Genzyme General's results of operations are highly dependent upon the sales of Cerezyme(R) enzyme and Ceredase(R) enzyme, both of which treat Gaucher disease. Sales of Cerezyme(R) enzyme and Ceredase(R) enzyme in 1998 were $411.1 million, representing 67% of Genzyme General's product sales in 1998. In 1994, Genzyme General developed Cerezyme(R) enzyme, a recombinant form of the enzyme, to replace Ceredase(R) enzyme, production of which is subject to supply constraints. Genzyme ceased producing Ceredase(R) enzyme in 1998, after substantially all of the patients previously using Ceredase(R) enzyme had converted to Cerezyme(R) enzyme.

     Certain companies have initiated, and other companies in the future may initiate, efforts to develop competitive products to treat Gaucher disease. Although management believes its regulatory position, manufacturing capability and patient and physician relationships provide Cerezyme(R) enzyme with a strong competitive position, there can be no assurance that any competitive products which are developed will not gain market acceptance. A reduction in revenue from sales of Cerezyme(R) enzyme would adversely affect Genzyme General's results of operations.

TECHNOLOGY TRANSFERRED TO GENZYME DEVELOPMENT PARTNERS, L.P.

     Genzyme organized GDP, a special purpose research and development entity, and transferred technology and commercial rights to the Sepra Products. Genzyme has an option to purchase the limited partnership interests in GDP under certain circumstances. It is uncertain at this time whether Genzyme will exercise this option. If Genzyme does not exercise this option, it will have limited rights in revenues generated from the sale of the Sepra Products. If Genzyme does exercise this option, it will be required to make substantial cash payments or to issue shares of Genzyme common stock, or both. Cash payments will diminish Genzyme's capital resources. Payments in GDP stock could result in dilution to holders of Genzyme common stock and could negatively affect the market price of such stock.

DEPENDENCE ON STRATEGIC ALLIANCES.

     Several of Genzyme General's strategic initiatives involve alliances with other biotechnology companies, including: (i) a joint venture with GelTex for the commercialization of Renagel(R) Capsules; (ii) an agreement with Knoll Pharmaceutical Company for the marketing of Thyrogen(R) hormone in the U.S.;
(iii) an agreement with Biogen, Inc. for the marketing of AVONEX(R) (interferon-beta-1a) for the treatment of relapsing forms of multiple sclerosis in Japan following regulatory approval; (iv) a joint venture with BioMarin for the development of alpha-L-iduronidase for the treatment of MPS-I; (v) a joint venture with GTC for the development and commercialization of ATIII; and (vi) a joint venture with Pharming for the development and commercialization of hAG for the treatment of Pompe disease. Genzyme General plans to enter into additional alliances in the future. The success of these alliances is largely dependent on the efforts and skill of Genzyme's partners. There can be no assurance that any of these alliances will result in the successful development and/or commercialization of a product.

SUBSEQUENT EVENTS

     In March 1999, Genzyme announced that it intends to create a separate division, with its own series of common stock, for the existing surgical products business that is currently part of Genzyme General, subject to approval of the Genzyme Board.

     In March 1999, Genzyme announced that it plans to reallocate Genzyme's interest in Diacrin/Genzyme LLC from Genzyme Tissue Repair to Genzyme General. Diacrin/Genzyme LLC is Genzyme's joint venture with Diacrin for the development and commercialization of products based on fetal porcine cells for the treatment of Parkinson's and Huntington's diseases. The transfer of interest in Diacrin/Genzyme LLC is subject to the approval of GTR's shareholders.

GENZYME GENERAL
COMBINED STATEMENTS OF OPERATIONS

(AMOUNTS IN THOUSANDS)                                                       FOR THE YEARS ENDED DECEMBER 31,
                                                                              1998        1997         1996
---------------------------------------------------------------------------------------------------------------

Revenues:
   Net product sales...................................................    $ 613,685    $ 529,927    $ 424,483
   Net service sales ...................................................      55,445       55,835       61,638
   Revenues from research and development contracts:
     Related parties ...................................................       3,568        8,041       23,011
     Other .............................................................         579        3,400        2,310
                                                                           ---------    ---------    ---------
     Total revenues ....................................................     673,277      597,203      511,442

Operating costs and expenses:
   Cost of products sold ...............................................     211,076      206,028      155,930
   Cost of services sold ...............................................      34,240       35,451       42,889
   Selling, general and administrative .................................     183,469      173,020      135,153
   Research and development (including research and development
    related to contracts) ..............................................      91,757       74,192       69,969
   Amortization of intangibles .........................................      13,358       12,534        8,849
   Purchase of in-process research and development .....................          --           --      130,639
   Other ...............................................................          --           --        1,465
                                                                           ---------    ---------    ---------
     Total operating costs and expenses ................................     533,900      501,225      544,894
                                                                           ---------    ---------    ---------

Operating income (loss) ................................................     139,377       95,978      (33,452)

Other income (expenses):
   Equity in net loss of unconsolidated affiliates .....................     (19,685)      (5,281)      (3,646)
   Gain of affiliate sale of stock .....................................       2,369           --        1,013
   Minority interest ...................................................       4,285           --           --
   Gain on sale of product line ........................................      31,202           --           --
   Gain on sale of investments .........................................       3,391           --        1,711
   Charge for impaired investments .....................................      (3,397)          --           --
   Other ...............................................................          --       (2,000)          --
   Investment income ...................................................      23,097       10,038       13,909
   Interest expense ....................................................     (17,069)      (8,108)      (6,842)
                                                                           ---------    ---------    ---------
     Total other income (expenses) .....................................      24,193       (5,351)       6,145
                                                                           ---------    ---------    ---------

Income (loss) before income taxes ......................................     163,570       90,627      (27,307)
Provision for income taxes .............................................     (62,438)     (33,601)     (20,206)
                                                                           ---------    ---------    ---------
Net income (loss) ......................................................     101,132       57,026      (47,513)
Tax benefit allocated from Genzyme Tissue Repair .......................      16,394       17,666       17,011
Tax benefit allocated from Genzyme Molecular Oncology ..................       3,527        2,755           --
                                                                           ---------    ---------    ---------
Net income (loss) attributable to GGD Stock ............................   $ 121,053    $  77,447    $ (30,502)
                                                                           =========    =========    =========









    The accompanying notes are an integral part of these combined financial statements.

GENZYME GENERAL
COMBINED STATEMENTS OF OPERATIONS (CONTINUED)

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)                      FOR THE YEARS ENDED DECEMBER 31,
                                                                   1998         1997        1996
----------------------------------------------------------------------------------------------------

Net income (loss) attributable to GGD Stock ..................   $ 121,053    $  77,447    $ (30,502)
                                                                 =========    =========    =========

Per Genzyme General common share:

   Net income (loss) per Genzyme General common share-- basic:   $    1.53    $    1.01    $   (0.45)
                                                                 =========    =========    =========

Weighted average shares outstanding ..........................      79,063       76,531       68,289
                                                                 =========    =========    =========

   Net income (loss) per Genzyme General common and common
    equivalent share-- diluted: ..............................   $    1.48    $    0.98    $   (0.45)
                                                                 =========    =========    =========

Adjusted weighted average shares outstanding .................      81,734       78,925       68,289
                                                                 =========    =========    =========


Net income (loss).............................................   $101,132     $  57,026    $ (47,513)
Other comprehensive income (loss), net of tax:
   Foreign currency translation adjustments...................      7,681       (11,704)       2,845
   Unrealized gains (losses) on securities:
      Unrealized gains (losses) arising during the period.....     (6,059)          833       (2,446)
      Reclassification adjustment for gains (losses)
         included in net income (loss)........................      2,100             -       (1,077)
                                                                 --------     ---------    ---------
         Unrealized gains (losses) on securities, net.........     (3,959)          833       (3,523)
                                                                 --------     ---------    ---------
      Other comprehensive income (loss).......................      3,722       (10,871)        (678)
                                                                 --------     ---------    ---------
   Comprehensive income (loss)................................   $104,854     $  46,155    $ (48,191)
                                                                 =========    =========    =========



          The accompanying notes are an integral part of these combined financial statements.

GENZYME GENERAL
COMBINED BALANCE SHEETS

(AMOUNTS IN THOUSANDS)                                                      DECEMBER 31,
--------------------------------------------------------------------------------------------
                                                                         1998         1997
                                                                     -----------------------
                                   ASSETS

Current assets:
   Cash and cash equivalents .....................................   $  100,012   $   66,276
   Short-term investments ........................................      174,421       35,294
   Accounts receivable, net ......................................      153,278      116,056
   Inventories ...................................................      107,188      137,708
   Prepaid expenses and other current assets .....................       29,659       15,941
   Due from Genzyme Tissue Repair ................................          548        1,213
   Due from Genzyme Molecular Oncology ...........................        4,773        5,434
   Deferred tax assets-- current .................................       39,725       27,601
                                                                     ----------   ----------
     Total current assets ........................................      609,604      405,523

Property, plant and equipment, net ...............................      378,992      365,337

Long-term investments ............................................      281,664       91,627
Notes receivable-- related parties ...............................           --        4,601
Intangibles, net .................................................      263,748      243,071
Deferred tax assets-- noncurrent .................................       28,138       35,988
Investments in equity securities .................................       51,977       30,047
Other noncurrent assets ..........................................       32,184       26,862
                                                                     ----------   ----------
     Total assets ................................................   $1,646,307   $1,203,056
                                                                     ==========   ==========


                           LIABILITIES AND DIVISION EQUITY

Current liabilities:
   Accounts payable ..............................................   $   26,249   $   18,409
   Accrued expenses ..............................................       70,313       66,865
   Income taxes payable ..........................................       16,532       11,157
   Deferred revenue............................................ ..        1,231          217
   Current portion of long-term debt and capital lease obligations       82,568          887
                                                                     ----------   ----------
     Total current liabilities ...................................      196,893       97,535

Noncurrent liabilities:
Long-term debt ...................................................        3,087      117,978
Convertible subordinated notes and debentures ....................      271,559           --
Other noncurrent liabilities .....................................        7,701        6,667
                                                                     ----------   ----------
     Total liabilities ...........................................      479,240      222,180

Commitments and contingencies (See Notes)
Division equity (Note M) .........................................    1,167,067      980,876
                                                                     ----------   ----------
     Total liabilities and division equity .......................   $1,646,307   $1,203,056
                                                                     ==========   ==========





          The accompanying notes are an integral part of these combined financial statements.

GENZYME GENERAL
COMBINED STATEMENTS OF CASH FLOWS

(AMOUNTS IN THOUSANDS)                                                          FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------
                                                                                1998         1997         1996
----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income (loss) ........................................................   $ 101,132    $  57,026    $ (47,513)
Reconciliation of net income to net cash provided by operating activities:
     Depreciation and amortization .......................................      45,765       43,653       29,257
     Loss on disposal of fixed assets .......................  ...........         108        1,234           42
     Non-cash compensation expense ........................  .............       8,519        2,881          148
     Accrued interest/amortization on bonds .............  ...............      (7,242)        (571)       1,110
     Provisions for bad debts and inventory ...........  .................       9,005       14,100        9,521
     Accretion of debt conversion feature ................................         705           --           --
     Equity in net loss of unconsolidated affiliates .....................      19,685        5,281        3,646
     Gain on affiliate sale of stock .....................................      (2,369)          --       (1,013)
     Minority interest in net loss of subsidiaries .......................      (4,285)          --           --
     Gain on sale of product line ........................................     (31,202)          --           --
     Purchase of in-process research and development .....................          --           --      130,639
     Gain on sale of investments .........................................      (3,391)          --       (1,711)
     Charge for impaired investment ......................................       3,397           --
     Deferred income tax benefit..........................................      (3,022)      (3,969)     (28,558)
     Other ...............................................................          26          528          153
       Increase (decrease) in cash from working capital changes:
          Accounts receivable ............................................     (38,531)     (10,052)     (18,318)
          Inventories ....................................................      31,307      (29,149)     (40,547)
          Prepaid expenses and other assets ..............................     (12,254)      (8,774)        (379)
          Accounts payable, accrued expenses, income taxes
            payable and deferred revenue .................................      36,225        8,945       43,342
          Due from Genzyme Tissue Repair .................................         665          391          430
          Due from Genzyme Molecular Oncology ............................        (553)      (2,011)          --
                                                                             ---------    ---------    ---------
          Net cash provided by operating activities ......................     153,690       79,513       80,249

INVESTING ACTIVITIES:
  Purchases of investments ...............................................    (439,431)    (131,197)    (117,089)
  Sales and maturities of investments ....................................     118,871       80,867      195,952
  Proceeds from sale of equity investment ................................       9,564           --           --
  Acquisition of property, plant and equipment ...........................     (55,271)     (28,456)     (42,540)
  Sales of property, plant and equipment .................................       1,795           --           --
  Proceeds from sale of product line .....................................      24,760           --           --
  Acquisitions, net of acquired cash and assumed liabilities .............      (9,949)          --     (299,078)
  Purchase of technology rights ..........................................     (15,100)
  Investment in unconsolidated affiliates ................................     (25,783)      (6,449)      (3,600)
  Investment in joint ventures ...........................................     (14,811)          --           --
  Loans to affiliates ....................................................      (1,000)      (4,601)      (1,676)
  Repayment of loans by affiliates .......................................       3,019           --           --
  Other ..................................................................      (5,119)      (1,173)      (7,621)
                                                                             ---------    ---------    ---------
          Net cash used in investing activities ..........................    (408,455)     (91,009)    (275,652)

FINANCING ACTIVITIES:
  Proceeds from issuance of common stock .................................      74,649      123,837       39,119
  Proceeds from issuance of debt .........................................     250,000           --      480,000
  Payments of debt .......................................................     (33,388)    (101,118)    (340,333)
  Net cash allocated to Genzyme Tissue Repair ............................        (155)     (14,892)     (11,714)
  Net cash allocated to Genzyme Molecular Oncology .......................      (5,000)      (5,000)          --
  Other ..................................................................       2,061           --           --
                                                                              --------    ---------    ---------
          Net cash provided by financing activities ......................     288,167        2,827      167,072

Effect of exchange rate changes on cash ..................................         334       (2,275)       1,920
                                                                             ---------    ---------    ---------
Increase (decrease) in cash and cash equivalents .........................      33,736      (10,944)     (26,411)
Cash and cash equivalents at beginning of period .........................      66,276       77,220      103,631
                                                                             ---------    ---------    ---------
Cash and cash equivalents at end of period ...............................   $ 100,012    $  66,276    $  77,220
                                                                             =========    =========    =========

          The accompanying notes are an integral part of these combined financial statements.


(AMOUNTS IN THOUSANDS)                                                 FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------
                                                                                1998         1997          1996
----------------------------------------------------------------------------------------------------------------

Supplemental cash flow information: Cash paid during the year for:
     Interest ....................................................           $  15,047    $   8,684    $   6,169
     Income taxes ................................................              24,463       18,887       14,133

Supplemental disclosure of non-cash transactions:
 Allocation of tax benefit -- Note B
 Other charges -- Note C
 Sale of research products business assets -- Note D
 Acquisitions liability -- Note E
 Investment in unconsolidated affiliate -- Note J
 GGD Debentures -- Note L
 Warrant exercise -- Note M
 Debt conversion -- Note L
 GTR and GMO Designated Shares dividend -- Note M












          The accompanying notes are an integral part of these combined financial statements.

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS
Genzyme General develops and markets therapeutic and surgical products and diagnostic products and services. It is a division of Genzyme Corporation and has a separate series of common stock intended to reflect its value and track its economic performance.

BASIS OF PRESENTATION
The combined financial statements of Genzyme General include the balance sheets, results of operations and cash flows of Genzyme's therapeutic products, surgical products, diagnostics and corporate operations during the periods presented. Genzyme General's financial statements are prepared using the amounts included in the consolidated financial statements of Genzyme and its subsidiaries ("Genzyme's Consolidated Financial Statements") included in this Annual Report. Corporate allocations reflected in these financial statements are determined based upon methods which management believes to be reasonable.

PRINCIPLES OF COMBINATION
The accompanying combined financial statements of Genzyme General reflect the combined accounts of all of Genzyme General's businesses. The equity method is used to account for investments in companies and joint ventures in which Genzyme General has a substantial ownership interest (20% to 50%), or in which Genzyme General participates in policy decisions. Investments of less than 20% are reported at fair value. (See Note I., "Investments" to Genzyme's Consolidated Financial Statements, which is incorporated herein by reference.) All significant interdivisional items and transactions have been eliminated in combination. Certain items in Genzyme General's combined financial statements for the years ended December 31, 1997 and 1996 have been reclassified to conform with the December 31, 1998 presentation.

FINANCIAL INFORMATION
Genzyme provides to holders of GGD Stock separate financial statements, management's discussion and analysis, descriptions of business and other relevant information for Genzyme General. Notwithstanding the allocation of assets and liabilities, including contingent liabilities, between Genzyme General, GTR and GMO for the purposes of preparing their respective financial statements, Genzyme Corporation continues to hold title to all of the assets and is responsible for all of the liabilities allocated to each of the divisions. Holders of GGD Stock are common stockholders of Genzyme and have no specific claim against the assets attributed to Genzyme General. Liabilities or contingencies of Genzyme General, GTR or GMO could affect the financial condition or results of operations of the other divisions. Accordingly, the Genzyme General combined financial statements should be read in connection with Genzyme's Consolidated Financial Statements.

Accounting policies and financial information specific to Genzyme General are presented in these Genzyme General combined financial statements. Accounting policies and financial information relevant to Genzyme, Genzyme General, GTR and GMO, collectively, are presented in Genzyme's Consolidated Financial Statements. The Company prepares the financial statements of Genzyme General in accordance with generally accepted accounting principles, the management and accounting policies of Genzyme and the divisional accounting policies approved by the Genzyme Board. (See Note A., "Summary of Significant Accounting Policies," to Genzyme's Consolidated Financial Statements, which is incorporated herein by reference). Except as otherwise provided in such policies, the management and accounting policies applicable to the presentation of the financial statements of Genzyme General may be modified or rescinded at the sole discretion of the Genzyme Board without approval of the stockholders, subject only to the Genzyme Board's fiduciary duty to Genzyme's stockholders.

DIVIDEND POLICY
Under the terms of the Charter, dividends that may be paid to the holders of GGD Stock will be limited to the lesser of funds of Genzyme legally available for the payment of dividends and the Available GGD Dividend Amount, as defined in the Charter. Although there is no requirement to do so, the Genzyme Board would declare and pay cash dividends on GGD Stock, if any, based primarily on earnings, financial condition, cash flow and business requirements of Genzyme.

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DIVIDEND POLICY (CONTINUED)

Genzyme has never paid any cash dividends on shares of its capital stock. Genzyme currently intends to retain its earnings to finance future growth and, therefore, does not anticipate paying any cash dividends on GGD Stock in the foreseeable future.

NET INCOME (LOSS) PER SHARE
Net income (loss) per share attributable to Genzyme General, GTR and GMO gives effect to the management and accounting policies adopted by the Genzyme Board and is reported in lieu of consolidated per share data. Genzyme computes net income (loss) per share for each division by dividing the earnings attributable to each series of stock by the weighted average number of shares of that stock outstanding during the period, for basic earnings per share, and by the weighted average shares of that stock, plus other potentially dilutive securities outstanding during the applicable period for diluted earnings per share. Earnings (loss) attributable to GGD Stock, GTR Stock and GMO Stock equals the respective division's net income or loss for the relevant period determined in accordance with generally accepted accounting principles in effect at such time, adjusted by the amount of tax benefits allocated to or from the other divisions pursuant to the management and accounting policies adopted by the Genzyme Board.

The following table sets forth the computation of basic and diluted earnings per share for Genzyme General (in thousands, except per share amounts):

                                                                  1998       1997       1996
                                                                ------------------------------
     Net income (loss) attributable to GGD
      Stock-basic and diluted ...............................   $121,053   $ 77,447   $(30,502)
                                                                ========   ========   ========

     Shares used in net income per common share-basic .......     79,063     76,531     68,289
     Effect of dilutive securities:
      Employee and director stock options ...................      2,661      2,387         --
      Warrants ..............................................         10          7         --
                                                                --------   --------   --------
     Dilutive potential common shares (1,2,3) ...............      2,671      2,394         --
                                                                --------   --------   --------
     Shares used in net income per common
       share-diluted (1,2,3).................................     81,734     78,925     68,289
                                                                ========   ========   ========

     Net income (loss) per common share - basic .............   $   1.53   $   1.01   $  (0.45)
                                                                ========   ========   ========

     Net income (loss) per common share - diluted (1,2,3) ...   $   1.48   $   0.98   $  (0.45)
                                                                ========   ========   ========

----------

     (1) Certain securities were not included in the computation of Genzyme General's diluted earnings per share for the years ended December 31, 1998, 1997 and 1996 because each such security had an exercise price greater than the average market price of GGD Stock during each respective period. Such securities include:

                                                                                           December 31,
                                                                                      ----------------------
          (Amounts in thousands)                                                      1998     1997    1996
          --------------------------------------------------------------------------------------------------
          Shares of GGD Stock issuable for options(a) .............................   2,827    5,921   3,824
          Shares of GGD Stock issuable for warrants ...............................      40       40      --
                                                                                      -----    -----   -----

             Total shares with exercise prices greater than the average market
                     price of GGD Stock during the year ...........................   2,867    5,961   3,824
                                                                                      =====    =====   =====

          (a) Options not included in diluted earnings per share had exercise price ranges of $28.67-$47.88 in 1998, $23.59-$38.00 in 1997 and
               $3.79-$38.00 in 1996.

     (2) In computing diluted earnings per share for Genzyme General for 1998, the following securities were not included in the calculation because inclusion of such shares would have an anti-dilutive effect on Genzyme General's net income per share: (i) approximately 6,313,000 shares of GGD Stock reserved in May 1998 for issuance upon conversion of the GGD Notes and (ii) approximately 630,000 shares of GGD Stock reserved in August 1998 for issuance upon conversion of the GGD Debentures.

     (3) In computing diluted earnings per share for 1996, exercise of approximately 6,506,000 options and 35,000 warrants were not included because the result would be anti-dilutive due to Genzyme General's net loss in 1996.

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTING FOR STOCK-BASED COMPENSATION
Genzyme General has elected the disclosure-only alternative permitted under SFAS 123, "Accounting for Stock-Based Compensation". Genzyme General has disclosed herein pro forma net income and pro forma earnings per share in the footnotes using the fair value based method for 1998, 1997 and 1996.

TRANSLATION OF FOREIGN CURRENCIES
Exchange gains and losses on intercompany balances of a long-term investment nature are charged to division equity. Transaction gains and losses are included in the results of operations. Genzyme General incurred net transaction gains of $0.3 million in 1998 and net transaction losses of $0.1 million in 1997 and $1.0 million in 1996. Division equity includes cumulative foreign currency translation charges of $4.8 million and $12.4 million at December 31, 1998 and 1997, respectively.


NOTE B.  POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S DIVISIONS

Genzyme allocates certain corporate costs for general and administrative, research and development and cash management services to the divisions. Genzyme files a consolidated tax return and allocates income taxes to the divisions in accordance with the policies described below. With the exception of the policy regarding Interdivision Asset Transfers, policies may be further modified or rescinded by action of the Genzyme Board, or the Genzyme Board may adopt additional policies, without approval of the stockholders of Genzyme, subject only to the Genzyme Board's fiduciary duty to the Genzyme stockholders. In addition, generally accepted accounting principles require that any change in policy be preferable (in accordance with such principles) to the previous policy.

FINANCIAL MATTERS
The Company manages the financial activities of Genzyme General, GTR and GMO. These financial activities include: the investment of cash; the issuance, repayment and repurchase of short-term and long-term debt; and the issuance and repurchase of equity instruments.

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

SHARED SERVICES
Genzyme General operates as a division of Genzyme with its own personnel and financial resources. However, Genzyme General has access to Genzyme's corporate general and administrative functions, the costs of which are allocated to it in a reasonable and consistent manner based on utilization by the division of the services to which such costs relate. Management believes that such allocation is a reasonable estimate of such expenses.

Genzyme's corporate general and administrative and research and development functions and certain selling and marketing efforts are performed primarily by Genzyme General. General and administrative and selling and marketing expenses have been allocated to GTR and GMO based upon utilization of such services as if each division operated independently.

Genzyme General allocated $6.5 million, $7.7 million and $9.1 million of SG&A expenses to GTR in 1998, 1997 and 1996, respectively. Genzyme General allocated $5.7 million, $2.1 million and $0.2 million of SG&A expenses to GMO in 1998, 1997 and 1996, respectively. Genzyme General's allocations to GTR and GMO for research and development expenses were (i) in the case of GTR, $7.7 million, $7.7 million and $6.9 million in 1998, 1997 and 1996, respectively, and (ii) in the case of GMO, $12.1 million in 1998, $5.3 million in 1997, and $0.8 million in 1996. Amounts due from GTR for operating activities were $0.5 million and $1.2 million at December 31, 1998 and 1997, respectively, and in the case of GMO, $4.8 million and $5.4 million at December 31, 1998 and 1997, respectively.

In 1998, Genzyme General adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 supersedes SFAS 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of Genzyme General's reportable segments. SFAS 131 also requires disclosures about products and services, geographic areas, and major customers. The adoption of SFAS 131 did not affect results of operations or financial position but did affect the disclosure of segment information (see Note R., "Segment Reporting" below).

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S DIVISIONS (CONTINUED)

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

Income taxes are allocated to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to such division under generally accepted accounting principles as if each division were a separate taxpayer; provided, however, that as of the end of any fiscal quarter of Genzyme, any projected annual tax benefit attributable to any division that cannot be utilized by such division to offset or reduce its current or deferred income tax expense may be allocated to the other divisions in proportion to their taxable income without any compensating payment or allocation. The treatment of such allocation for purposes of earnings per share computation is discussed in Note A., "Summary of Significant Account Policies -- Net Income
(Loss) Per Share," to Genzyme's Consolidated Financial Statements, which is incorporated herein by reference.

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

OTHER INTERDIVISION TRANSACTIONS
From time to time, a division may engage in transactions with one or more other divisions or jointly with one or more other divisions and one or more third parties. Such transactions may include agreements by one division to provide products and services for use by another division, and joint ventures or other collaborative arrangements involving more than one division to develop new products and services jointly and with third parties. SG&A and research and development performed by one division for the benefit of another division will be charged to the division for which work is performed on a cost basis. The division performing the research will not recognize revenue as a result of performing such research. Other interdivisional transactions shall be on terms and conditions that would be obtainable in transactions negotiated with unaffiliated third parties. Any interdivisional transaction to be performed on terms and conditions other than those previously set forth and that is material to one or more of the participating divisions will require the approval of the Genzyme Board, which approval shall include a determination by the Genzyme Board that the transaction is fair and reasonable to each participating division and to holders of the common stock representing each division.

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S DIVISIONS (CONTINUED)

OTHER INTERDIVISION TRANSACTIONS (CONTINUED)
If a division (the "purchasing division") requires any product or service from which another division (the "selling division") derives revenue from sales to third parties (a "commercial product or service"), the purchasing division may solicit from the selling division a bid to provide such commercial product or service in addition to any bids solicited by the purchasing division from third parties. Subject to determination by the Genzyme Board that the bid of selling division is fair and reasonable to each division and to their respective stockholders and that the purchasing division is willing to accept the selling division's bid, the purchasing division may accept any bid deemed to offer the most favorable terms and conditions for providing the commercial product or service sought by the purchasing division.


NOTE C.  OTHER CHARGES
In the third quarter of 1998, Genzyme General recorded $26.9 million of charges associated with its Therapeutics and Surgical Products businesses.

The conversion of patients with Gaucher disease from Ceredase(R) enzyme to Cerezyme(R) enzyme is substantially complete. Based on its successful progress in converting patients from Ceredase(R) enzyme to Cerezyme(R) enzyme, Genzyme General determined that its existing supply of finished goods of Ceredase(R) enzyme was sufficient to meet patient needs. As a result, in the third quarter of 1998, Genzyme General recorded a $14.8 million charge to cost of products sold for the excess inventory used to make Ceredase(R) enzyme.

During the third quarter of 1998, Genzyme General reviewed its requirements to support the Sepra Products. As a result, in the third quarter of 1998, Genzyme General recorded a $10.4 million charge to cost of products sold to write-down Sepra Products inventory amounts to net realizable value. In addition, during the third quarter of 1998, Genzyme General wrote-off certain costs related to equipment used to manufacture the Sepra Products totaling $1.7 million.

In the fourth quarter of 1997, Genzyme General recorded $29.2 million of charges mainly associated with its Pharmaceuticals and Surgical Products businesses and the sale of GDI, which was sold in 1996. The Pharmaceuticals business now focuses on products that are more consistent with Genzyme General's long-term business strategy of moving towards higher-value products and away from fine chemical and bulk pharmaceuticals. This change in strategy resulted in a $18.1 million charge to cost of products sold primarily related to the melatonin, bulk pharmaceuticals and fine chemical product lines that were discontinued. In addition, Genzyme General recorded charges of $5.5 million to cost of products sold and $3.5 million to SG&A expense primarily related to the manufacturing and selling of Sepracoat(TM) Coating Solution, which was discontinued for the U.S. market after an advisory panel of the FDA recommended against granting market approval of this product in 1997. The product is sold outside the United States. Genzyme General also recorded a $2.0 million charge to other expense related to the uncertainty of collection on certain notes receivable.


NOTE D.  SALE OF RESEARCH PRODUCTS BUSINESS ASSETS
On July 1, 1998, Genzyme General completed the sale of the primary assets of its research products business to TECHNE. The purchase price consisted of $24.8 million in cash, approximately 987,000 shares of TECHNE common stock, and royalties on TECHNE's biotechnology group sales for the next five years. Royalty income will be recorded as earned. In the third quarter of 1998, Genzyme General recorded a gain of $31.2 million related to the sale of the research products business assets.

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS



NOTE E. ACQUISITIONS
Disclosure related to the acquisitions of Neozyme II, DSP and Genetrix, Inc. are included in Note D., "Acquisitions," to Genzyme's Consolidated Financial Statements, and are incorporated herein by reference.


NOTE F. OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS
The disclosures relating to off-balance sheet financial instruments are included in Note E., "Off-Balance-Sheet Financial Instruments," to Genzyme's Consolidated Financial Statements, which is incorporated herein by reference.


NOTE G. ACCOUNTS RECEIVABLE AND INTANGIBLE ASSETS
Genzyme General's trade receivables primarily represent amounts due from healthcare service providers and companies and institutions engaged in research, development or production of pharmaceutical and biopharmaceutical products. Genzyme General performs ongoing credit evaluations of its customers and generally does not require collateral. Accounts receivable are stated at fair value after reflecting the allowance for doubtful accounts of $12.9 million and $11.3 million at December 31, 1998 and 1997, respectively.

Net intangible assets for Genzyme General as of December 31, 1998 and 1997 includes $170.9 million and $177.3 million, respectively, of goodwill primarily due to acquisitions.

As of December 31, 1998 and 1997, accumulated amortization of intangible assets was $53.5 million and $39.0 million, respectively.


NOTE H. INVENTORIES

Inventories at December 31 consist of the following:

          (DOLLARS IN THOUSANDS)                         1998           1997
          ---------------------------------------------------------------------
          Raw materials............................   $  41,064       $  48,149
          Work-in-process..........................      25,093          30,264
          Finished products........................      41,031          59,295
                                                      ---------       ---------
                       Total.......................   $ 107,188       $ 137,708
                                                      =========       =========

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE I. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31 includes the following:

         (DOLLARS IN THOUSANDS)                          1998            1997
         -----------------------------------------------------------------------
         Plant and equipment.......................    $ 252,750      $ 232,405
         Land and buildings........................      156,067        138,696
         Leasehold improvements....................       68,848         63,244
         Furniture and fixtures....................       17,460         13,522
         Construction-in-progress..................       30,805         24,853
                                                       ---------      ---------
                                                         525,930        472,720
         Less accumulated depreciation.............     (146,938)      (107,383)
                                                       --------       --------
         Property, plant and equipment, net........    $ 378,992      $ 365,337
                                                       =========      =========


Depreciation expense was $37.4 million, $31.1 million and $22.1 million in 1998, 1997 and 1996, respectively.

Genzyme General has capitalized approximately $34.6 million of gross process validation and optimization costs related to its manufacturing facilities. Genzyme General capitalized approximately $0.7 million, $0.5 million and $2.2 million of interest costs in 1998, 1997 and 1996, respectively, related to facility construction.


NOTE J. INVESTMENTS

Investments in marketable securities at December 31 consisted of the following:


           (DOLLARS IN THOUSANDS)           1998                  1997
       -----------------------------------------------------------------------
                                                 MARKET                MARKET
                                       COST       VALUE      COST       VALUE
       -----------------------------------------------------------------------
       Cash Equivalents:
         Corporate notes .........  $   8,131   $  8,129   $ 10,829   $ 10,829
         Money Market Fund .......     70,805     70,805     39,833     39,833
                                     --------   --------   --------   --------
                                     $ 78,936   $ 78,934   $ 50,662   $ 50,662
                                     ========   ========   ========   ========

       Short Term:
         Corporate notes .........   $173,970   $174,421   $ 35,298   $ 35,294
                                     ========   ========   ========   ========

       Long Term:
         Corporate notes .........   $226,002   $226,259     69,932   $ 69,872
         Federal agencies ........     33,412     33,581         --         --
         U.S. Treasury notes......     21,323     21,824     21,667     21,755
                                     --------   --------   --------   --------
                                     $280,737   $281,664   $ 91,599   $ 91,627
                                     ========   ========   ========   ========

       Investment in Equity
          securities .............   $ 62,244   $ 51,977   $ 29,609   $ 30,047
                                     ========   ========   ========   ========


REALIZED AND UNREALIZED GAINS AND LOSSES ON MARKETABLE SECURITIES AND
INVESTMENTS:
In 1998, Genzyme recorded a gain of $3.4 million upon the sale of a portion of its TECHNE common stock received from the sale of Genzyme's research products assets to TECHNE. Genzyme recorded a charge of $3.4 million related to a write-down of a strategic equity investment whose decline in value was considered "other than temporary". Investment income for 1996 includes net realized losses of $47,000.

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE J. INVESTMENTS (CONTINUED)
Gross unrealized holding losses of $12.5 million and gross unrealized holding gains of $3.6 million were recorded at December 31, 1998 in division equity as compared to unrealized gross holding losses of $2.9 million and unrealized holding gains of $3.4 million recorded at December 31, 1997.

Information regarding the range of contractual maturities of investments in debt securities at December 31 is as follows:


       (DOLLARS IN THOUSANDS)                1998                  1997
 ------------------------------------------------------------------------------
                                                  MARKET                MARKET
                                         COST      VALUE       COST      VALUE
 ------------------------------------------------------------------------------
 Within 1 year .....................  $252,907   $253,355   $ 85,960   $ 85,956
 After 1 year through 2 years ......   259,363    259,788     62,856     62,806
 After 2 years through 10 years.....    21,373     21,876     28,743     28,821
                                      --------   --------   --------   --------
                                      $533,643   $535,019   $177,559   $177,583
                                      ========   ========   ========   ========

Investments in marketable securities are attributed to either Genzyme General, GTR or GMO. The Company holds certain strategic investments in unconsolidated entities which may be attributed to either Genzyme General, GTR or GMO.

The disclosures related to Genzyme General's investments in the following entities are included in Note I., "Investments," to Genzyme's Consolidated Financial Statements, which is incorporated herein by reference:

     INVESTMENTS IN THE EQUITY SECURITIES OF:
       ABIOMED, Inc.
       Aronex Pharmaceuticals, Inc.
       BioMarin Pharmaceutical, Inc.
       Celtrix Pharmaceuticals, Inc.
       Dyax Corporation
       GelTex Pharmaceuticals, Inc.
       Pharming Group, N.V.
       TECHNE Corporation
       Other

     INVESTMENTS IN UNCONSOLIDATED AFFILIATES AND JOINT VENTURES:
       GTC
       ATIII LLC
       RenaGel LLC
       BioMarin/Genzyme LLC
       Pharming/Genzyme LLC


NOTE K. ACCRUED EXPENSES

Accrued expenses at December 31 include the following:

          (DOLLARS IN THOUSANDS)                      1998                  1997
          ----------------------------------------------------------------------
          Compensation.........................    $21,989               $19,865
          Technology access fee................     10,000                     -
          Professional fees....................      5,144                 7,057
          Royalties............................      6,369                 8,151
          Rebates..............................      5,663                 4,575
          Other................................     21,148                27,217
                                                   -------               -------
                                                   $70,313               $66,865
                                                   =======               =======

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE L. LONG-TERM DEBT AND LEASES

     LONG-TERM DEBT
     Long-term debt at December 31 is comprised of the following:

      (DOLLARS IN THOUSANDS)                                1998          1997
      -------------------------------------------------------------------------

      5.25% Convertible Subordinated Notes ...........   $ 250,000    $      --
      Revolving Credit Facility ......................      82,000       95,000
      5% GGD Notes ...................................      21,559           --
      Mortgage note payable, matures June 13, 1999....          --       19,833
      Other mortgage notes payable ...................       3,167        3,856
                                                         ---------    ---------
                                                           356,726      118,689
      Less current portion ...........................     (82,080)        (711)
                                                         ---------    ---------
                                                         $ 274,646    $ 117,978
                                                         =========    =========


In February 1998, Genzyme repaid the remaining $0.7 million principal balance due on a mortgage note due January 2008.

In November 1998, Genzyme repaid the remaining $19.4 million principal balance due on a mortgage note due June 1999 plus accrued interest of $0.2 million.

Minimum annual principal repayment of long-term debt, excluding capital leases, in each of the next five years are as follows: 1999-$82,080,000, 2000-$89,000, 2001-$98,000, 2002-$109,000 and 2003-$25,920,000 and thereafter $252,590,000.

Although the Company retains responsibility for the repayment of all long-term debt obligations (see Note K., "Long-term Debt and Leases," to Genzyme's Consolidated Financial Statements, which is incorporated herein by reference), such debt is allocated to either Genzyme General, GTR or GMO for reporting purposes based on the intended use of the funds borrowed under each instrument.

CREDIT FACILITIES, GGD NOTES, MORTGAGE NOTES AND GGD DEBENTURES: The disclosures related to Genzyme's revolving credit facility, the GGD Notes, mortgage notes and the GGD Debentures, are included in Note K, "Long-Term Debt and Leases," to Genzyme's Consolidated Financial Statements, which is incorporated herein by reference.

OPERATING LEASES
Total rent expense under operating leases was $16.5 million, $14.4 million, and $10.7 million in 1998, 1997 and 1996, respectively. Genzyme General leases facilities and personal property under certain operating leases in excess of one year.

FUTURE MINIMUM PAYMENTS DUE UNDER OPERATING LEASES:

          (DOLLARS IN THOUSANDS)                     OPERATING
                                                       LEASES
          ----------------------------------------------------
          1999...................................     $ 19,880
          2000...................................       18,790
          2001...................................       15,827
          2002...................................       13,867
          2003...................................       13,163
          Thereafter.............................      129,191
                                                      --------
          Total minimum payments.................     $210,718
                                                      ========



A sixty-five year lease commenced on June 1, 1992 between a wholly owned subsidiary of Genzyme and a third party lessor. Genzyme General recorded total rent expense under this lease of $1,517,000, $1,290,000 and $886,000 in 1998,
1997 and 1996, respectively. The lease provides for escalations every five years based on the Consumer Price Index Escalation with a minimum escalation of 3% per year. Therefore, rent expense on a straight-lined basis is $1,517,000 per year.

GTR leases from Genzyme General a portion of a research and development facility. GTR is obligated to pay Genzyme General $0.6 million per year for 3 years commencing on July 1, 1998. Total rental income for 1998 was $0.3 million.

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE M.  DIVISION EQUITY
The following presents the division equity of Genzyme General for the periods presented:

(DOLLARS IN THOUSANDS)                                              1998           1997           1996
------------------------------------------------------------------------------------------------------
Balance at beginning of period..............................  $  980,876    $   884,225    $   659,281
Net income (loss) ..........................................     101,132         57,026        (47,513)
Allocation of tax benefits generated by GTR ................      16,394         17,666         17,011
Allocation of tax benefits generated by GMO ................       3,527          2,755             --
Issuance of common stock under stock plans .................      74,360         35,963         18,581
Exercise of warrants .......................................         289            855        106,164
Allocation to GTR for GTR Designated Shares ................          --        (14,892)       (11,714)
Tax benefit from disqualified dispositions .................      18,561          4,127          3,500
Allocation of cash to GMO for GMO Designated Shares.........      (5,000)
Conversion of GMO Debentures to GGD Debentures for GMO
  Designated Shares.........................................     (19,802)            --             --
Conversion of note receivable due from GMO into
  GMO Designated Shares.....................................      (2,696)            --             --
Loss on purchase of facility from GTR ......................        (711)            --             --
Payment to GTR for research program ........................        (250)            --             --
Shares issued in connection with acquisitions ..............          --             --         36,991
Allocation of acquired deferred tax asset in connection
  with the acquisition of PharmaGenics .....................          --          2,900             --
Issuance of common stock in connection with the conversion
  of 6 3/4% Convertible Subordinated Notes .................          --             --        101,400
Equity adjustments .........................................         387         (9,749)           524
                                                             -----------    -----------    -----------
                                                             $ 1,167,067    $   980,876    $   884,225
                                                             ===========    ===========    ===========


At December 31, 1998 and 1997, 200,000,000 shares of GGD Stock were authorized for issuance and approximately 81,394,000 and 77,693,000 shares, respectively, were issued and outstanding.

Included in division equity are the cumulative foreign currency translation charges of $4.8 million and $12.4 million at December 31, 1998 and 1997, respectively.

All share and per share amounts herein have been restated to reflect the 2-for-1 split of shares of GGD Stock on July 25, 1996.

At December 31, 1998, approximately 14,888,000 shares of GGD Stock were reserved for issuance under the Company's 1990 Equity Incentive Plan, as amended, 1997 Equity Incentive Plan, 1998 Director Stock Option Plan, and 1990 Employee Stock Purchase Plan, as amended, and upon the exercise of outstanding warrants. At December 31, 1998, approximately 11,593,000 options to purchase shares of GGD Stock were outstanding.

Pursuant to the Charter, GTR and GMO Designated Shares are authorized shares of GTR Stock and GMO Stock, respectively, which are not issued and outstanding, but which the Genzyme Board may from time to time issue, sell or otherwise distribute without allocating the proceeds or other benefits of such issuance, sale or distribution to GTR or GMO, respectively. GTR and GMO Designated Shares are not eligible to receive dividends and cannot be voted by Genzyme. GTR and GMO Designated Shares are created in certain circumstances when cash or other assets are transferred from Genzyme General to GTR or GMO.

In October 1996, the Genzyme Board approved the allocation of up to a maximum of $20.0 million of cash from Genzyme General to GTR (the "GTR Equity Line") to provide initial funding for GTR's joint venture with Diacrin. As of December 31, 1997, Genzyme had allocated a total of $7.0 million of cash from Genzyme General to GTR under the GTR Equity Line and 721,455 GTR Designated Shares had been reserved for issuance.

In May 1998, the Genzyme Board increased the amount available under the GTR Equity Line from $13.0 million to $50.0 million. Under the GTR Equity Line, Genzyme Tissue Repair may draw down funds as needed each fiscal quarter in exchange for GTR Designated Shares. The rate of exchange will be determined by dividing the amount drawn under the line of credit by the average market value of one share of GTR Stock during the 20 trading days prior to the date the amount is drawn under the line of credit. As of December 31, 1998, GTR had not yet drawn any funds from the equity line.

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE M.  DIVISION EQUITY (CONTINUED)

In 1997, the Genzyme Board approved the allocation of up to $25.0 million in cash from Genzyme General to GMO. The amount available was reduced to $5.0 million as a result of the issuance in August 1998 of $20.0 million in debentures convertible into GMO Stock, which were subsequently surrendered in exchange for the GGD Debentures in 1998. GMO drew down the remaining $5.0 million available under this equity line in 1998 in exchange for approximately 714,000 GMO Designated Shares.

In August 1998, the Genzyme Board approved the allocation of up to an additional $30.0 million in cash to GMO in exchange for an increase in the number of GMO Designated Shares.

As of December 31, 1998, there were approximately 716,000 GTR Designated Shares reserved for issuance.

As of December 31, 1998, there were approximately 696,000 GMO Designated Shares reserved for issuance. During 1998, Genzyme distributed 8,717,000 GMO Designated Shares as a dividend to Genzyme General shareholders.

PREFERRED STOCK, DIRECTORS' DEFERRED COMPENSATION PLAN, STOCK RIGHTS, STOCK OPTIONS, EMPLOYEE STOCK PURCHASE PLAN, WARRANTS, GTR DESIGNATED SHARES AND GMO DESIGNATED SHARES

Further disclosures relating to Genzyme's preferred stock, Directors' Deferred Compensation Plan, stock rights, stock options, Employee Stock Purchase Plan, warrants, GTR Designated Shares and GMO Designated Shares are included in Note L., "Stockholders' Equity," to Genzyme's Consolidated Financial Statements, which is incorporated herein by reference.


STOCK COMPENSATION PLANS

The Company applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for its four stock-based compensation plans: the 1997 Equity Incentive Plan and the 1990 Equity Incentive Plan (both of which are stock option plans), the 1990 Employee Stock Purchase Plan (a stock purchase plan), and the 1998 Director Stock Option Plan (a stock option plan) and, accordingly, no compensation expense has been recognized for shares purchased or for options granted to employees with an exercise price equal to fair market value. Had compensation expense for the stock-based compensation plans been determined based on the fair value at the grant dates for options granted and shares purchased under the plans consistent with the provisions of SFAS 123, Genzyme General's net income (loss) and earnings (loss) per share would have been as follows:


                                                                                 DECEMBER 31,
              ----------------------------------------------------------------------------------------
              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)           1998          1997          1996
              ----------------------------------------------------------------------------------------
              GENZYME GENERAL:
              Net income (loss):
                As reported...................................    $121,053       $77,447      $(30,502)
                Pro forma.....................................    $107,478       $65,440      $(40,558)

              Basic earnings per share:
                As reported...................................       $1.53         $1.01        $(0.45)
                Pro forma.....................................       $1.36         $0.86        $(0.59)

              Diluted earnings per share:
                As reported...................................       $1.48         $0.98        $(0.45)
                Pro forma.....................................       $1.31         $0.83        $(0.59)

For the assumptions used in the SFAS 123 calculations for Genzyme General for the years ended December 31, 1998, 1997 and 1996 (see Note L., "Stockholders Equity," to Genzyme's Consolidated Financial Statements, which is incorporated herein by reference).

The effects of applying SFAS 123 in this pro forma disclosure are not likely to be representative of the effects on reported net income for future years. SFAS 123 does not apply to awards granted prior to 1995 and additional awards are anticipated in future years.

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE N. RESEARCH AND DEVELOPMENT AGREEMENTS

     Revenues from research and development agreements with related parties include the following:

(DOLLARS IN THOUSANDS)                                1998       1997       1996
--------------------------------------------------------------------------------
Fees for research and development activities:
     GTC ........................................  $ 3,568    $ 8,041    $ 3,212
     Neozyme II .................................       --         --     19,799
                                                   -------    -------    -------
                                                   $ 3,568    $ 8,041    $23,011
                                                   =======    =======    =======

The disclosures related to Neozyme II and Genzyme General's participation in research contracts are included in Note I., "Investments - GTC, RenaGel LLC, BioMarin/Genzyme LLC, and Pharming/Genzyme LLC," and Note M., "Research and Development Agreements -- Genzyme Development Partners, L.P.," to Genzyme's Consolidated Financial Statements, which are incorporated herein by reference.


NOTE O. COMMITMENTS AND CONTINGENCIES
From time to time Genzyme has been subject to legal proceedings and claims arising in connection with its business. At December 31, 1998, there were no asserted claims against Genzyme which, in the opinion of management, if adversely decided would have a material adverse effect on Genzyme General's financial position and results of operations.


NOTE P. INCOME TAXES

Income (loss) before income taxes and the related income tax expense (benefit) are as follows for the years ended December 31:

(DOLLARS IN THOUSANDS)                    1998           1997            1996
------------------------------------------------------------------------------
Domestic (1)........................  $ 154,056        $ 81,805       $(37,615)
Foreign.............................      9,514           8,822         10,308
                                      ---------        --------       --------
    Total...........................  $ 163,570        $ 90,627       $(27,307)
                                      =========        ========       ========

Currently payable:
 Federal............................  $  53,509        $ 31,102       $ 37,985
 State..............................      7,935           3,497          6,889
 Foreign............................      4,016           2,971          3,616
                                      ---------        --------       --------
    Total current...................     65,460          37,570         48,490

Deferred:
 Federal............................     (2,180)         (3,723)       (28,448)
 State..............................       (842)           (246)           164
                                      ---------        --------       --------
    Total deferred..................     (3,022)         (3,969)       (28,284)
                                      ---------        --------       --------

Provision for income taxes..........  $  62,438        $ 33,601       $ 20,206
                                      =========        ========       ========


(1) Includes $130.6 million in charges for purchased research and development and acquisition expenses in 1996.

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE P. INCOME TAXES (CONTINUED)

     Provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

                                                                            1998        1997        1996
                                                                            ----------------------------
          Tax at U.S. statutory rate...................................     35.0%       35.0%       35.0%
          Losses in less than 80%-owned subsidiaries with
              no current tax benefit...................................      1.1         1.1         0.8
          State taxes, net.............................................      3.2         3.0         5.2
          Foreign sales corporation....................................     (2.0)       (2.4)       (2.1)
          Nondeductible amortization...................................      1.8         3.1         2.1
          Benefit of tax credits.......................................     (1.3)       (1.8)         --
          Other, net...................................................      0.4        (0.9)        2.2
          Utilization of operating loss carryforwards..................       --          --        (2.6)
                                                                            ----        ----        ----
               Effective tax rate before certain charges...............     38.2        37.1        40.6

          Gross charge for purchased research and development
             net of related tax benefits...............................       --          --        33.4
                                                                            ----        ----        ----
                                                                            38.2        37.1        74.0
          Allocated tax benefits generated by Genzyme Tissue Repair....    (10.0)      (19.5)      (62.3)
          Allocated tax benefits generated by Genzyme Molecular
             Oncology..................................................     (2.2)       (3.1)         --
                                                                            ----        ----         ----

          Effective tax rate attributable to GGD Stock.................     26.0%       14.5%       11.7%
                                                                            ====        ====        ====


     At December 31 the components of net deferred tax assets were as follows:

          (DOLLARS IN THOUSANDS)                                                        1998              1997
          ----------------------------------------------------------------------------------------------------

          Deferred tax assets:
             Net operating loss carryforwards.............................         $   4,254         $   4,909
             Tax credits..................................................             3,714             5,091
             Deferred gain................................................             2,002             2,237
             Intangible amortization......................................            32,259            28,730
             Investments in unconsolidated subsidiaries...................             3,108             1,323
             Realized and unrealized capital losses.......................            10,139            16,987
             Reserves and other...........................................            39,553            23,716
             Allocation of tax benefit from Genzyme Tissue Repair.........            15,621            15,515
             Allocation of tax benefit from Genzyme Molecular Oncology....             2,648             3,252
                                                                                   ---------         ---------

          Gross deferred tax asset........................................           113,298           101,760
          Valuation allowance.............................................           (16,700)          (14,914)
                                                                                   ---------         ---------

          Net deferred tax asset..........................................            96,598            86,846

          Deferred tax liabilities:
             Depreciable assets...........................................           (28,735)          (23,257)
                                                                                   ---------         ---------

          Net deferred tax asset..........................................         $  67,863         $  63,589
                                                                                   =========         =========

Due to uncertainty surrounding the realization of certain favorable tax attributes primarily relating to capital losses related to the purchase of in-process research and development, the Company placed a valuation allowance of $16.7 million and $14.9 million for December 31, 1998 and December 31, 1997, respectively, against otherwise recognizable deferred tax assets.

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE P. INCOME TAXES (CONTINUED)
Realization of the net deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of loss carryforwards. Although realization is not assured, management believes that it is more likely than not that all of the net deferred tax assets will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

At December 31, 1998 Genzyme General had U.S. net operating loss and tax credit carryforwards of $12.1 million and $3.7 million, respectively, for income tax purposes. These carryforwards expire from 2003 to 2013. Utilization of tax net operating loss carryforwards may be limited under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). Tax credits of $3.7 million carry forward indefinitely.


NOTE Q. BENEFIT PLANS

The disclosures relating to Genzyme's domestic employee savings plan under
Section 401(k) of the Code (the "401(k) Plan") and defined-benefit pension plans are included in Note P., "Benefit Plans," to Genzyme's Consolidated Financial Statements, which is incorporated herein by reference. Genzyme General contributed $3.7 million, $2.1 million and $1.1 million to the 401(k) Plan in 1998, 1997 and 1996, respectively.

The Company has defined-benefit pension plans covering substantially all the employees of DSP and certain of Genzyme's foreign subsidiaries. Pension expense for Genzyme General related to these plans was approximately $1.1 million, $1.1 million and $0.6 million in 1998, 1997 and 1996, respectively. Pension costs are funded as accrued. Actuarial and other disclosures regarding the plans are not presented because the plans are not material.


NOTE R. SEGMENT REPORTING

Genzyme General's reportable segments are strategic business units that offer different products and services. Genzyme General has three reportable segments:

- The Therapeutics business unit, which develops, manufactures and distributes human therapeutic products for significant unmet medical needs. The business derives substantially all of its revenue from Cerezyme(R) enzyme and Ceredase(R) enzyme sales.

- The Surgical Products business unit, which commenced operations in July 1996 upon the acquisition of DSP, develops manufactures and markets surgical products for three principal business lines: (i) cardiovascular surgery; (ii) general surgery; and (iii) plastic surgery.

- The Diagnostic Products business unit, which provides diagnostic products to niche markets focusing on in vitro diagnostics.

Information concerning the operations in these reportable segments is as follows (dollars in thousands):

                                   1998            1997           1996
                               -----------------------------------------
REVENUES:
Therapeutics                   $  413,645        $332,712       $264,588
Surgical Products                 103,958         100,835         50,715
Diagnostic Products                65,683          66,288         65,789
Other                              85,846          86,927        107,162
Eliminations/Adjustments            4,145          10,441         23,188
                               -----------------------------------------
  Total                        $  673,277        $597,203       $511,442
                               =========================================

DEPRECIATION AND AMORTIZATION EXPENSE:
Therapeutics                   $   10,862        $ 10,054       $  1,700
Surgical Products                   8,449           8,220          4,520
Diagnostic Products                 4,715           4,540          7,487
Other                              11,470           7,410          7,161
Eliminations/Adjustments           10,269          13,429          8,389
                               -----------------------------------------
  Total                        $   45,765        $ 43,653       $ 29,257
                               =========================================

EQUITY IN NET LOSS OF UNCONSOLIDATED AFFILIATES:
Therapeutics                   $  (12,480)       $ (2,310)      $     --
Surgical Products                      --              --             --
Diagnostic Products                    --              --             --
Other                                (107)            (71)          (174)
Eliminations/Adjustments           (7,098)         (2,900)        (3,472)
                               -----------------------------------------
  Total                        $  (19,685)       $(5,281)      $ (3,646)
                               =========================================

                                   1998            1997           1996
                               -----------------------------------------
INCOME TAX (EXPENSE) BENEFIT:
Therapeutics                   $  (76,606)     $  (61,389)     $ (57,145)
Surgical Products                  19,653          10,210         18,514
Diagnostic Products               (13,755)         (1,409)        (2,430)
Other                               2,134           8,658            621
Eliminations/Adjustments            6,136          10,329         20,234
                               -----------------------------------------
  Total                        $  (62,438)     $  (33,601)     $ (20,206)
                               =========================================

NET INCOME:
Therapeutics                   $  120,832      $  104,527      $  82,232
Surgical Products                 (31,000)        (17,384)       (26,642)
Diagnostic Products(1)             21,694           2,400          3,499
Other                              (3,367)        (14,741)          (895)
Eliminations/Adjustments           (7,027)        (17,776)      (105,707)
                               -----------------------------------------
  Total                        $  101,132      $   57,026      $ (47,513)
                               =========================================

SEGMENT ASSETS:
Therapeutics                   $  326,305      $  315,775
Surgical Products                 277,578         282,379
Diagnostic Products                49,430          54,132
Other                              94,930          92,605
Eliminations/Adjustments          898,064         458,165
                               --------------------------
  Total                        $1,646,307      $1,203,056
                               ==========================


(1) Includes a gain on sale of product line in 1998 totaling $31.2 million.

The amounts in the category Other consist primarily of amounts derived in Genzyme General's genetic testing and Pharmaceuticals business units. There are no transactions between reportable segments. The difference between the reportable segment's Net Income and Segment Assets and the Combined Net Income and the Combined Total Assets for Genzyme General is included in the category Eliminations/Adjustments. The amounts in Eliminations/Adjustments for the category Net Income primarily consists of Genzyme General's interest income and interest expense and certain other income and expense amounts not allocated to the segments. Eliminations/Adjustments in the category Net Income for 1996 included a $106.5 million charge for in-process technology. Segment Assets for reportable segments include the following: Accounts Receivable, Inventory, certain Fixed Assets and certain Intangible Assets. Therefore, the amounts in Elimination/Adjustments for Segment Assets consist of the following:

                                                           1998          1997
                                                         --------      --------
Cash, cash equivalents, short and long term investments  $556,097      $193,197
Intangibles, net                                           41,556        26,488
Property, plant and equipment, net                        133,995       110,305
Investment in equity securities                            51,977        30,047
Other                                                     114,439        98,128
                                                         --------      --------
Total Eliminations/Adjustments                           $898,064      $458,165
                                                         ========      ========

Genzyme General operates in the healthcare industry and primarily manufactures and markets its products in two major geographic areas-the United States and Europe. Genzyme General's principal manufacturing facilities are located in the United States, United Kingdom, Switzerland and Germany. Genzyme General purchases products from its British and Swiss subsidiaries for sale to customers in the United States. Transfer prices from the foreign subsidiaries are intended to allow Genzyme to produce profit margins commensurate with its sales and marketing effort. Genzyme's Netherlands subsidiary is the primary European distributor of Genzyme General's therapeutic products.

Certain information by geographic area follows (dollars in thousands):

                                              Long-Lived
                         Revenues               Assets
                         --------             ----------
1998
United States            $445,659            $  951,318
Netherlands                31,931                   730
Other                     195,687                56,517
                         --------            ----------
Total                    $673,277            $1,008,565
                         ========            ==========

1997
United States            $435,353            $  707,196
Netherlands                40,436                   652
Other                     121,414                53,697
                         --------            ----------
Total                    $597,203            $  761,545
                         ========            ==========

1996
United States            $379,644
Netherlands                56,685
Other                      75,113
                         --------
Total                    $511,442
                         ========


Genzyme General's results of operations are highly dependent upon the sales of Cerezyme(R) enzyme and Ceredase(R) enzyme. For the years ended December 31, 1998, 1997 and 1996, sales of Cerezyme(R) enzyme and Ceredase(R) enzyme represented 67%, 63% and 62% of total product sales. In 1998, 1997 and 1996, Genzyme marketed Cerezyme(R) enzyme and Ceredase(R) enzyme directly to physicians, hospitals and treatment centers, and sold products representing approximately 12%, 18% and 12%, respectively, of net revenue to an unaffiliated distributor. The credit risk associated with trade receivables is mitigated due to the large number of customers and their broad dispersion over different industries and geographic areas.

                                 GENZYME GENERAL
                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE S. QUARTERLY RESULTS (UNAUDITED)

     Summarized quarterly financial data (in thousands of dollars except per share amounts) for the years ended December 31, 1998 and 1997 are displayed in the following table.

                                                           1ST               2ND               3RD              4TH
                                                         QUARTER           QUARTER           QUARTER          QUARTER
                                                        ---------         ---------         ---------        ---------
1998
----
Net sales.......................................        $ 154,123         $ 168,980         $ 167,129        $ 183,045
  Gross profit..................................           98,593           110,802            85,627          128,792
  Net income (1,2)..............................           24,938            31,200            32,233           32,682
  Income per share:
    Basic.......................................             0.32              0.40              0.41             0.40
    Diluted.....................................             0.31              0.39              0.40             0.39

1997
----
Net sales ......................................        $ 144,606         $ 147,614         $ 148,841        $ 156,142
  Gross profit..................................           87,084            91,454            94,387           71,358
  Net income (1,2)..............................           21,238            23,283            24,357            8,569
  Income per share:
    Basic.......................................             0.28              0.31              0.32             0.11
    Diluted.....................................             0.27              0.30              0.31             0.11

----------

(1) Includes pre-tax charges in the third quarter of 1998 of $26.9 million resulting from certain other charges (see Note C., "Other Charges" above) and a pre-tax gain on the sale of the research products business assets of $31.2 million, also recorded in the third quarter of 1998 (see Note D., "Sale of Research Products Business Assets" above).

(2) Includes pre-tax charges in the fourth quarter of 1997 of $29.2 million related to certain other charges recorded in December 1997 (see Note C., "Other Charges" above).


NOTE T. SUBSEQUENT EVENTS

In March 1999, Genzyme announced that it intends to create a separate division, with its own series of common stock, for the existing surgical products business that is currently part of Genzyme General, subject to approval of the Genzyme Board.

In March 1999, Genzyme announced that it plans to reallocate Genzyme's interest in Diacrin/Genzyme LLC from GTR to Genzyme General. The transfer of interest in Diacrin/Genzyme LLC is subject to the approval of GTR's shareholders.

GENZYME GENERAL

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Genzyme Corporation:

In our opinion, the accompanying combined balance sheets and the related combined statements of operations and of cash flows present fairly, in all material respects, the financial position of Genzyme General (as described in Note A) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As more fully described in Note A to these financial statements, Genzyme General is a division of Genzyme Corporation; accordingly, the combined financial statements of Genzyme General should be read in conjunction with the audited consolidated financial statements of Genzyme Corporation and Subsidiaries.



                                                  /s/ PricewaterhouseCoopers LLP
                                                  ------------------------------
                                                      PricewaterhouseCoopers LLP

Boston, Massachusetts
February 23, 1999

                            GENZYME GENERAL DIVISION
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS


              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

COLUMN A                                    COLUMN  B                 COLUMN C                    COLUMN  D          COLUMN E
--------------------------------------------------------------------------------------------------------------------------------
                                                                      ADDITIONS
                                                           -------------------------------
                                            BALANCE AT       CHARGED TO           CHARGED                             BALANCE
                                             BEGINNING        COSTS AND          TO OTHER                              AT END
DESCRIPTION                                  OF PERIOD        EXPENSES           ACCOUNTS          DEDUCTIONS        OF PERIOD
--------------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 1998:
Allowance for doubtful accounts........     $11,299,000     $ 5,225,000        $        --        $ 3,665,000        $12,859,000

Inventory Reserve .....................     $14,992,000     $ 3,780,000        $        --        $17,393,000        $ 1,379,000

Year ended December 31, 1997:

Allowance for doubtful accounts........     $16,100,400     $ 2,355,000                 --        $ 7,156,400        $11,299,000

Inventory Reserve .....................     $ 3,247,200     $15,585,000(1)              --        $ 3,840,000        $14,992,200

Year ended December 31, 1996:
Allowance for doubtful accounts........     $ 7,833,800     $ 8,093,600        $ 2,534,000(3)     $ 2,361,000(2)     $16,100,400

Inventory Reserve .....................     $ 3,082,200     $ 1,426,600                 --        $ 1,261,600        $ 3,247,200

----------

(1) Includes $13.4 million of strategic financial provisions (See Note C, "Other Changes" to Genzyme General's Combined Financial Statements).

(2)  Uncollectable accounts written off, net of recoveries.

(3)  Reserve acquired in acquisition.

GENZYME CORPORATION
CONSOLIDATED SELECTED FINANCIAL DATA

The following Selected Financial Data reflects the results of operations and financial position of Genzyme Corporation ("Genzyme" or the "Company") and should be read in conjunction with the financial statements of Genzyme Corporation and Subsidiaries and accompanying footnotes.


CONSOLIDATED STATEMENTS OF OPERATIONS DATA
(AMOUNTS IN THOUSANDS)                                                          FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------
                                                               1998           1997           1996           1995           1994
---------------------------------------------------------------------------------------------------------------------------------
Revenues:
   Net product sales ..................................     $ 613,685      $ 529,927      $ 424,483      $ 304,373      $ 238,645
   Net service sales ..................................        74,791         67,158         68,950         52,450         50,010
   Revenues from research and development contracts:
    Related parties ...................................         5,745          8,356         23,011         26,758         20,883
    Other .............................................        15,114          3,400          2,310            202          1,513
                                                            ---------      ---------      ---------      ---------      ---------
     Total revenues ...................................       709,335        608,841        518,754        383,783        311,051

Operating costs and expenses:
   Cost of products sold ..............................       211,076        206,028        155,930        113,964         92,226
   Cost of services sold ..............................        48,586         47,289         54,082         35,868         32,403
   Selling, general and administrative ................       215,203        200,476        162,264        110,447         80,990
   Research and development (including research
    and development related to contracts) .............       119,005         89,558         80,849         68,845         55,334
   Amortization of intangibles ........................        24,334         17,245          8,849          4,647          4,741
   Purchase of in-process research and development ....            --          7,000        130,639         14,216         11,215
   Other ..............................................            --             --          1,465             --             --
                                                            ---------      ---------      ---------      ---------      ---------
     Total operating costs and expenses ...............       618,204        567,596        594,078        347,987        276,909
                                                            ---------      ---------      ---------      ---------      ---------

Operating income (loss) ...............................        91,131         41,245        (75,324)        35,796         34,142

Other income (expenses):
   Equity in net loss of unconsolidated subsidiaries ..       (29,006)       (12,258)        (5,373)        (1,810)        (1,353)
   Gain on affiliate sale of stock ....................         2,369             --          1,013             --             --
   Minority interest ..................................         4,285             --             --          1,608          1,659
   Gain on sale of product line .......................        31,202             --             --             --             --
   Gain on sale of investment .........................         3,391             --          1,711             --             --
   Charge for impaired investments ....................        (3,397)            --             --             --         (9,431)
   Other ..............................................            --         (2,000)            --             --         (1,980)
   Investment income ..................................        25,055         11,409         15,341          8,814          9,101
   Interest expense ...................................       (22,593)       (12,667)        (6,990)        (1,109)        (1,354)
                                                            ---------      ---------      ---------      ---------      ---------
     Total other income (expenses) ....................        11,306        (15,516)         5,702          7,503         (3,358)
                                                            ---------      ---------      ---------      ---------      ---------

Income (loss) before income taxes .....................       102,437         25,729        (69,622)        43,299         30,784
Provision for income taxes ............................       (39,870)       (12,100)        (3,195)       (21,649)       (14,481)
                                                            ---------      ---------      ---------      ---------      ---------
Net income (loss) .....................................     $  62,567      $  13,629      $ (72,817)     $  21,650      $  16,303
                                                            =========      =========      =========      =========      =========

GENZYME CORPORATION
CONSOLIDATED SELECTED FINANCIAL DATA (CONTINUED)

CONSOLIDATED STATEMENTS OF OPERATIONS DATA (CONTINUED)
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                      FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------
                                                         1998         1997          1996          1995          1994
-----------------------------------------------------------------------------------------------------------------------
COMMON SHARE DATA:

ATTRIBUTABLE TO GENZYME GENERAL:
   Net income (loss) ............................     $  121,053     $ 77,447      $(30,502)     $ 43,680      $ 32,054
                                                      ==========     ========      ========      ========      ========
   Per Genzyme General common share -
    basic:
     Net income (loss) ..........................     $     1.53     $   1.01      $  (0.45)     $   0.79      $   0.67
                                                      ==========     ========      ========      ========      ========

   Weighted average shares outstanding ..........         79,063       76,531        68,289        55,531        48,141
                                                      ==========     ========      ========      ========      ========

   Per Genzyme General common and common
    equivalent share-diluted:
     Net income (loss) ..........................     $     1.48     $   0.98      $  (0.45)     $   0.68      $   0.58
                                                      ==========     ========      ========      ========      ========

   Adjusted weighted average shares outstanding .         81,734       78,925        68,289        63,967        55,321
                                                      ==========     ========      ========      ========      ========

ATTRIBUTABLE TO GENZYME TISSUE REPAIR:
Net loss ........................................     $  (40,386)    $(45,984)     $(42,315)     $(22,030)     $(15,751)
                                                      ==========     ========      ========      ========      ========

Per Genzyme Tissue Repair basic and
diluted common share:
  Net loss ......................................     $    (1.99)    $  (3.07)     $  (3.38)     $  (2.28)     $  (4.40)
                                                      ==========     ========      ========      ========      ========

Weighted average shares outstanding .............         20,227       14,976        12,525         9,659         3,578
                                                      ==========     ========      ========      ========      ========

ATTRIBUTABLE TO GENZYME MOLECULAR ONCOLOGY:

Net loss ........................................     $  (19,107)    $(19,578)     $ (1,003)     $   (464)     $    (37)
                                                      ==========     ========      ========      ========      ========

Per Genzyme Molecular Oncology basic and diluted
common share:
  Net loss ......................................     $    (3.81)
                                                      ==========

Weighted average shares outstanding .............          5,019
                                                      ==========

Pro forma per Genzyme Molecular Oncology basic
and diluted common share:
   Pro forma net loss ...........................                    $  (4.98)     $  (0.26)     $  (0.12)     $  (0.01)
                                                                     ========      ========      ========      ========

Pro forma weighted average shares outstanding ...                       3,929         3,929         3,929         3,929
                                                                     ========      ========      ========      ========


CONSOLIDATED BALANCE SHEET DATA:                                                   DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------
                                                      1998             1997             1996           1995           1994
-----------------------------------------------------------------------------------------------------------------------------
Cash, cash equivalents, short- and long-term
   investments .............................       $  575,729       $  246,341       $  187,955       $326,236       $153,460
Working capital ............................          415,428          350,822          395,605        352,410        103,871
Total assets ...............................        1,690,554        1,295,453        1,270,508        905,201        658,408
Long-term debt and convertible debt ........          287,225          170,276          241,998        124,473        126,729
Stockholders' equity .......................        1,172,547        1,012,050          902,309        705,207        418,964

    There were no cash dividends paid.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF GENZYME CORPORATION AND SUBSIDIARIES'
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

    This discussion contains forward-looking statements. These forward-looking statements represent the expectations of the management of Genzyme as of the filing date of this Annual Report. The actual results for Genzyme could differ materially from those anticipated by the forward-looking statements due to the risks and uncertainties described under the caption "Factors Affecting Future Operating Results" included elsewhere in this Annual Report. Stockholders and potential investors should consider carefully each of these risks and uncertainties in evaluating the financial condition and results of operations of Genzyme.

    Genzyme is a biotechnology company that develops innovative products and services to address significant unmet medical needs. Genzyme has three divisions: Genzyme General Division ("Genzyme General"), which develops and markets therapeutic and surgical products and diagnostic products and services; Genzyme Tissue Repair Division ("GTR"), which develops and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases; and Genzyme Molecular Oncology Division ("Genzyme Molecular Oncology" or "GMO"), which was formed in June 1997 in connection with the acquisition of PharmaGenics and develops gene-based approaches to cancer therapy through genomics, gene therapy and a small molecule drug discovery program. Genzyme owns approximately 40% of the outstanding shares of the common stock of Genzyme Transgenics Corporation ("GTC"). GTC applies transgenic technology to enable the development and production of recombinant proteins and monocolonal antibodies for medical uses. Primedica Corporation, GTC's contract research organization, provides preclinical development and testing services to pharmaceutical, biotechnology, medical device and other companies. GTC is also developing idiotypic vaccines in collaboration with the National Cancer Institute.

    Genzyme Corporation provides separate financial statements for the Company and its subsidiaries on a consolidated basis and for each of Genzyme General, GTR and GMO. The financial statements of each division include the financial position, results of operations and cash flows of programs and products allocated to the division under the Company's Restated Articles of Organization, as amended (the "Charter"), and the management and accounting policies adopted by Genzyme's Board of Directors (the "Genzyme Board") to govern the relationship of the divisions. The financial information of Genzyme General, GTR and GMO, taken together, include all accounts which comprise the consolidated financial information presented for Genzyme and its subsidiaries.

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

    Stockholders and potential investors should, therefore, read this discussion and analysis of Genzyme's financial position and results of operations in conjunction with the financial statements and related notes of Genzyme, all of which are included with this Annual Report.

RESULTS OF OPERATIONS

    The following discussion summarizes the key factors management considers necessary in reviewing Genzyme's consolidated results of operations. Detailed discussion and analysis of each division's results of operations are provided in the Management's Discussion and Analysis of Results of Operations and Financial Condition for each division.

1998 AS COMPARED TO 1997

    REVENUES. Total revenues for 1998 were $709.3 million compared to $608.8 million in 1997, an increase of 17%. Product and service revenues were $688.5 million in 1998, compared to $597.1 million in 1997, an increase of 15%. Revenues from research and development contracts for 1998 were $20.9 million compared to $11.8 million in 1997, an increase of 77%.

    Product revenues consist of sales by Genzyme General. Product revenues in 1998 increased 16% to $613.7 million from $529.9 million in 1997, due primarily to increased sales of Cerezyme(R) enzyme.

    In 1998, sales of products by Genzyme General's Therapeutics business unit consisted primarily of sales of Cerezyme(R) enzyme and Ceredase(R) enzyme. Sales of Cerezyme(R) enzyme and Ceredase(R) enzyme increased 24% to $411.1 million from $332.7 million in 1997, due to continued growth in new patient accruals in existing markets and strong international sales. Genzyme's results of operations are highly dependent on sales of Cerezyme(R) enzyme and Ceredase(R) enzyme, which together represented 67% of Genzyme General's product sales in 1998 compared to 63% in 1997.

    The Surgical Products business unit was formed in July 1996 following the acquisition of Deknatel Snowden Pencer, Inc. ("DSP") and combined the business of DSP with Genzyme General's hyaluronic acid-based products designed to limit the incidence and occurrence of post-operative adhesions (the "Sepra Products"). Revenues from Sepra Products primarily consist of sales of Seprafilm(R) Bioresorbable Membrane. Product sales by the Surgical Products business unit for 1998 were $104.0 million as compared to $100.8 million for 1997. Surgical Products sales consisted primarily of sales of cardiovascular fluid management products, surgical closures and surgical instruments. These product sales (excluding sales of Sepra Products) were up slightly in 1998 as compared to 1997. Sales of Sepra Products increased 88% in 1998 as compared to 1997.

     Seprafilm(R) Bioresorbable Membrane is being marketed in the United States and Canada by Genzyme General on behalf of Genzyme Ventures II ("GVII"), a joint venture between Genzyme and Genzyme Development Partners, L.P. ("GDP"). In March 1997, Genzyme and GDP reached agreement concerning the operation of and allocations of profits and losses from GVII. Under the terms of this agreement, Genzyme purchases product from GVII for resale by Genzyme. Genzyme funds the activities of GVII and is reimbursed at cost for selling, general and administrative ("SG&A") expenses. The first $200,000 of losses generated by GVII were allocated to GDP and thereafter losses are allocated 40% to GDP and 60% to Genzyme, except that if losses would be allocated to the general partner of GDP rather than the limited partners, all of such losses are allocated to Genzyme. GDP will receive the first $5.6 million in profits generated by GVII, Genzyme General will receive the next $8.4 million in profits and, thereafter, Genzyme General and GDP will receive 60% and 40%, respectively, in the profits of GVII. In 1997, Genzyme General contributed an additional $1.5 million to GVII through GDP. There were no capital contributions in 1998.

     Revenues from the Diagnostics business unit consist of product sales and genetic testing service revenues. On July 1, 1998, Genzyme completed the sale of substantially all of the assets of its research products business to TECHNE Corp. and its wholly-owned subsidiary, Research and Diagnostic Systems, Inc. (the "TECHNE Sale"). The research products business contributed $9.1 million and $15.8 million of revenue in 1998 and 1997, respectively. Despite the sale of these assets, product sales of diagnostic products in 1998 were level with 1997. Service revenues in 1998 were level with 1997.

     Service revenues primarily consist of genetic testing services by Genzyme General and sales of GTR's autologous cultured chondrocytes ("Carticel(R) AuCC") and Epicel(TM) skin grafts services. Service revenues for genetic testing in 1998 were level with 1997. Service revenues related to Carticel(R) AuCC and Epicel(TM) skin grafts increased to $17.1 million in 1998 from $10.9 million in 1997 or 57%. The growth in sales of Carticel(R) AuCC is primarily attributable to increased acceptance by orthopedic surgeons and insurance companies, most notably following the issuance by the FDA of a biologics license to GTR in August 1997 for Carticel(R) AuCC, and a continued increase in the number of orthopedic surgeons trained in the implantation procedure. The increase in sales of Epicel(TM) skin grafts was due to penetration of Epicel(TM) skin grafts into the catastrophic burn market. The increased market share resulted from increased surgeon awareness and from product improvements designed to ease the surgical procedure.

     International sales as a percentage of total sales in 1998 increased to 41% from 36% in 1997, due primarily to a 32% increase in combined international sales of Cerezyme(R) enzyme and Ceredase(R) enzyme.

     Revenues from research and development contracts are attributable to Genzyme General and GMO. Revenues from research and development contracts for 1998 increased 77% to $20.9 million from $11.8 million in 1997, due primarily to increased research and development revenue from GMO primarily due to $13.0 million in revenue recorded by GMO in connection with two research agreements with a large pharmaceutical company.

     MARGINS AND OPERATING EXPENSES. Total gross margins for 1998 were 62%, as compared to 58% in 1997. Excluding other charges, gross margins for 1998 were 66% in 1998 compared to 62% in 1997. Genzyme provides a broad range of health care products and services, resulting in a range of gross margins depending on the particular market conditions of each product or service. Product margins for 1998 were 66%, including certain other charges, compared to 61% in 1997, including certain other charges. The increase in product margins in 1998 is primarily due to increased sales of Cerezyme(R) enzyme.

     In the third quarter of 1998, Genzyme General recorded charges of $25.2 million associated with the write-down of inventories in the Therapeutics and Surgical Products business units. The conversion of U.S. patients with Gaucher disease from Ceredase(R) enzyme to Cerezyme(R) enzyme is substantially complete. Based on its successful progress in converting patients from Ceredase(R) enzyme to Cerezyme(R) enzyme, Genzyme determined that its existing supply of finished goods of Ceredase(R) enzyme was sufficient to meet patient needs. As a result, in the third quarter of 1998, Genzyme recorded a $14.8 million charge to cost of products sold primarily for the excess inventory used to make Ceredase(R) enzyme. In addition, during the third quarter of 1998, Genzyme reviewed its requirements to support the Sepra Products. As a result, in the third quarter of 1998, Genzyme recorded a $10.4 million charge to cost of products sold to write down Sepra Products inventory amounts to net realizable value.

     Without these other charges, product margins in 1998 would have been 70% compared to 66% in 1997. Product margins, without other charges, increased in 1998 due to increased sales of Cerezyme(R) enzyme. Service margins for 1998 were 35% compared to 30% in 1997. The improvement in service margins is primarily attributable to increased margins on the sales Carticel(R) AuCC by GTR.

     SG&A expenses and amortization of intangibles for 1998 were $239.5 million compared to $217.7 million in 1997, an increase of 10%. The increase was due primarily to increased sales and marketing expenses in Genzyme General related to the product launch of Thyrogen(R) hormone and increased expenditures in support of Cerezyme(R) enzyme.

     Research and development expenses for 1998 were $119.0 million compared to $89.6 million in 1997, an increase of 33%. The increase was primarily due to increased research and development expenditures in 1998 at GMO and $12.0 million additional research and development expenses resulting from the consolidation of the results of ATIII LLC, for which there were no comparable amounts in 1997. ATIII LLC is the joint venture between Genzyme and GTC for the development and commercialization of transgenic recombinant human antithrombin III ("ATIII").

     OTHER INCOME AND EXPENSES. Other income and expenses for 1998 was a net income of $11.3 million compared to a net other expense of $15.5 million in 1997. The 1997 amount includes $2.0 million of other charges.

     Other income and expenses includes $29.0 million in equity in net loss of unconsolidated affiliates in 1998 compared to $12.3 million in equity in net loss of unconsolidated affiliates in 1997. The increase in equity in net loss of unconsolidated affiliates was primarily due to (i) increased losses from GTC;
(ii) increased losses resulting from RenaGel LLC, Genzyme's joint venture with GelTex Pharmaceuticals, Inc. ("GelTex") for the development and commercialization of Renagel(R) Capsules (sevelamer hydrochloride), which was established on June 17, 1997; (iii) increased losses resulting from Diacrin/Genzyme LLC, Genzyme's joint venture with Diacrin, Inc. for the development and commercialization of products and processes using porcine fetal cells for the treatment of Parkinson's and Huntington's diseases in humans which was established on October 1, 1996; and (iv) Genzyme's portion of the losses resulting from Pharming/Genzyme LLC, Genzyme's joint venture with Pharming Group N.V. ("Pharming") for the development and commercialization of human alpha glucosidase ("hAG") as a treatment for Pompe's disease, which became effective on October 9, 1998; and (v) Genzyme's portion of the losses resulting from BioMarin/Genzyme LLC, Genzyme's joint venture with BioMarin Pharmaceuticals Inc. ("BioMarin") for the development and commercialization of alpha-L-iduronidase for the treatment of mucopolysaccharidosis ("MPS I"), which was established on September 14, 1998.

     Other income and expense includes a gain of $2.4 million on Genzyme's investment in GTC due to the issuance by GTC of shares of its common stock, which was recorded in June 1998.

     For the year ended December 31, 1998, Genzyme General recorded minority interest in the results of ATIII LLC of $4.3 million, representing GTC's portion of the losses of the joint venture for 1998. There was no comparable amount in the corresponding period of 1997.

     In July 1998, Genzyme General recorded a gain of $31.2 million on the TECHNE Sale. In addition, a gain on sale of investment of $3.4 million was recorded in December 1998 upon the sale of a portion of the shares of TECHNE common stock acquired in that transaction. There was no comparable amount in the corresponding period of last year.

     Genzyme General recorded a charge for an impaired investment of $3.4 million related to a strategic investment in a company whose common stock price decline was considered "other than temporary".

     Investment income for 1998 was $25.1 million, compared with $11.4 million for 1997. The increase was due to higher average cash balances resulting primarily from the proceeds from the issuance of $250.0 million in principal amount of 5 1/4% Convertible Subordinated Notes due June 1, 2005 (the "GGD Notes") in May 1998. Interest expense for 1998 was $22.6 million, compared to $12.7 million in 1997. The increase was due to additional interest expense related to the issuance of the GGD Notes and a full year of interest related to the $21.2 million in principal amount of 5% convertible debentures due 2003 (the "GGD Debentures").

    The tax provision for 1998 varies from the U.S. statutory tax rate because of the provision for state income taxes, nondeductible interest, the foreign sales corporation, nondeductible amortization of intangibles, tax credits and Genzyme's share of the losses of unconsolidated affiliates. In 1998, the effective tax rate was 39%, compared to 37% in 1997. The increase in the rate was due to an increase in non-deductible amortization of intangibles and an increase in 1998 foreign tax rates.

1997 AS COMPARED TO 1996

    In the fourth quarter of 1997, Genzyme General recorded $29.2 million of charges mainly associated with its Pharmaceuticals and Surgical Products businesses and the sale of Genetic Design, Inc ("GDI") which was sold in 1996. The Pharmaceuticals business now focuses on products that are more consistent with Genzyme General's long-term business strategy of moving towards higher-value products and away from fine chemical and bulk pharmaceuticals. This change in strategy resulted in a $18.1 million charge to cost of products sold, primarily related to the melatonin, bulk pharmaceuticals and fine chemical product lines that were discontinued. In addition, Genzyme General recorded charges of $5.5 million to cost of products sold and $3.5 million to SG&A expense primarily related to the manufacturing and selling of Sepracoat(TM) Coating Solution, which was discontinued for the U.S. market after an advisory panel of the U.S. Food and Drug Administration ("FDA") recommended against granting marketing approval of this product in 1997. The product is sold outside of the United States. Genzyme General also recorded a $2.0 million charge to other expense related to the uncertainty of collection on certain notes receivable.

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

    Sales of Cerezyme(R) enzyme and Ceredase(R) enzyme by Genzyme General increased 26% to $332.7 million in 1997 from $264.6 million in 1996, due to continued growth in new patient accruals in existing markets. Sales of Cerezyme(R) enzyme and Ceredase(R) enzyme together represented 63% of consolidated product sales in 1997 compared to 62% in 1996.

    Pharmaceuticals 1997 product sales decreased 31% from 1996 due primarily to a significant decline in sales of melatonin. Melatonin sales began to decline materially during the second half of 1996 due to reduced demand and Genzyme discontinued this product line in the fourth quarter of 1997.

    Revenues from Sepra Products primarily consist of sales of Seprafilm(R) Bioresorbable Membrane. Product sales by the Surgical Products business unit for 1997 were $100.8 million as compared to $50.7 million for the period from July 1, 1996, the date of the acquisition of DSP, through December 31, 1996. Surgical Products sales consisted primarily of sales of cardiovascular fluid management products, surgical closures and surgical instruments. These product sales (excluding sales of Sepra Products) declined 12% in the second half of 1997 in comparison to the same period of 1996 due to a loss of volume and price competition in the fluid management business. DSP's product sales for the first half of 1996, which are not included in the results of Genzyme General, were $53.2 million.

    Service revenues primarily consist of genetic testing services by Genzyme General and sales of GTR's Carticel(R) AuCC and Epicel (TM) skin grafts. Service revenues for genetic testing in 1997 decreased 9% primarily due to the loss of revenue from GDI, which was sold in November 1996, offset in part by higher unit volumes that were primarily attributable to the acquisition of Genetrix, Inc. which was included in Genzyme General's results of operations from May 1, 1996 forward.

    International sales as a percentage of total sales in 1997 increased to 36% from 35% in 1996, due primarily to a 32% increase in combined international sales of Cerezyme(R) enzyme and Ceredase(R) enzyme, offset in part by additional domestic sales by the Surgical Products business unit.

    Revenues from research and development contracts are primarily attributable to Genzyme General. Revenues from research and development contracts for 1997 decreased 53% to $11.8 million from $25.3 million in 1996, due primarily to the absence of revenue from Neozyme II Corporation, which was acquired by

Genzyme in the fourth quarter of 1996. This decrease was offset in part by increases in revenues from research and development contracts with third parties. Revenues from Neozyme II were $19.8 million in 1996.

    MARGINS AND OPERATING EXPENSES. Total gross margins for 1997 were 58%, as compared to 57% in 1996. Excluding the effects of special charges, gross margins were 62% in 1997 compared to 57% in 1996. Genzyme provides a broad range of health care products and services, resulting in a range of gross margins depending on the particular market conditions of each product or service. Product margins for 1997 decreased to 61% from 63% in 1996. Excluding the effects of special charges, product margins in 1997 were 66%. The increase in product margins before special charges in 1997 is primarily due to increased sales volume of Cerezyme(R) enzyme offset in part by a full year of sales of lower margin DSP products. Service margins for 1997 were 30%, compared to 22% in 1996 due to the consolidation of Genetrix, the sale of GDI in 1996 and the resulting elimination of redundant facilities and staffing.

    SG&A expenses and amortization of intangibles for 1997 were $217.7 million compared to $171.1 million in 1996, an increase of 27%. Excluding special charges, SG&A expenses increased in 1997 by 21% over 1996. The increase was due primarily to the acquisition of DSP and increased staffing in support of the growth in several product lines, most notably in support of the North American introduction of Seprafilm(R) Bioresorbable Membrane and increased surgeon training costs related to Carticel(R) AuCC. DSP added $16.7 million in SG&A expenses and amortization of intangibles in the first half of 1997 for which comparable amounts were not included in the results of Genzyme General in 1996. The acquisition of Genetrix did not materially affect SG&A expenses in 1996 and 1997 due to the consolidation of operations. GMO incurred $5.1 million in amortization of intangibles in 1997 as a result of the acquisition of PharmaGenics, and there was no similar amount in 1996.

    In 1997, GMO recorded a $7.0 million charge for the purchase of in-process technology, which represents the value assigned to the PharmaGenics's programs which are still in the development stage and for which there is no future use.

     Research and development expenses for 1997 were $89.6 million compared to $80.8 million in 1996, an increase of 11%, due to Genzyme General's commitment to fund development costs of the ATIII development program being conducted by GTC and increased spending on internal programs, most notably the Thyrogen(R) hormone program.

     OTHER INCOME AND EXPENSES. Other income and expenses was a net other expense of $15.5 million (which includes a $2.0 million special charge) compared to other income of $5.7 million in 1996. The change was due primarily to a decrease in investment income and an increase in interest expense as well as increased equity in net losses of unconsolidated affiliates. Investment income for 1997 was $11.4 million, compared with $15.3 million for 1996. The decrease resulted from lower average cash and investment balances. Investment income for 1997 did not include any material gain or loss from sales of securities. Interest expense for 1997 was $12.7 million, compared to $7.0 million in 1996. The increase resulted from interest on funds borrowed to finance portions of the acquisitions of DSP and Neozyme II and interest related to convertible notes of GTR and GMO issued in 1997. Equity in net loss of unconsolidated affiliates increased from $4.3 million in 1996 to $12.3 million in 1997. The change is primarily due to increased losses from Diacrin/Genzyme LLC and RenaGel LLC.

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

LIQUIDITY AND CAPITAL RESOURCES

GENZYME CORPORATION AND SUBSIDIARIES

    As of December 31, 1998, Genzyme had cash, cash equivalents and investments (excluding equity securities) of $575.7 million compared to $246.3 million as of December 31, 1997, an increase of 134%. In 1998 operating and financing activities provided $111.1 million and $289.9 million of cash, respectively, investing activities used $385.1 million and fluctuations in exchange rates caused an increase in cash of $0.3 million. In 1998, financing activities provided $76.9 million of cash proceeds from the exercise of stock options and warrants and the issuance of stock under the employee stock purchase plan, and $250.0 million from the issuance of debt, and used $38.8 million for the repayment of debt and capital lease obligations. In 1998, investing activities used $304.9 million of cash for net purchases of investments and $39.5 million was used to finance capital expenditures.

     At December 31, 1998, accounts receivable increased 38% to $163.0 million from $118.3 million primarily due to increased revenue in 1998. At December 31, 1998, inventories had decreased 21% to $109.8 million from $139.7 million at December 31, 1997, primarily due to $25.2 million charge to write-down inventory in Genzyme General's Therapeutics and Surgical Products business units.


     In May 1998, Genzyme raised approximately $243.0 million, net of the initial purchasers' discount and offering costs, from the issuance of the GGD Notes. The GGD Notes bear interest at 5.25% per annum and interest is payable semi-annually on June 1 and December 1 of each year, commencing on December 1, 1998. The GGD Notes are convertible, at any time at or before maturity (unless previously redeemed) into shares of GGD Stock at a conversion price of $39.60 per share, subject to adjustment in certain events. Holders of the GGD Notes will also be entitled to receive 0.10805 share of GMO Stock for each share of GGD Stock issued upon conversion. The GGD Notes may not be redeemed prior to June 10, 2001 and are redeemable, subject to certain subordination provisions, on such date and thereafter at the option of Genzyme, as a whole or from time to time in part, at the following prices (expressed as percentages of the principal amount) plus accrued interest to, but not including, the redemption date:
102.63% if redeemed on or before May 31, 2002; 101.75% if redeemed between June 1, 2002 and May 31, 2003; 100.88% if redeemed between June 1, 2003 and May 31, 2004; and 100% if redeemed on or after June 1, 2004.

     On November 16, 1998 Genzyme distributed approximately 8,717,000 shares of GMO Stock to holders of GGD Stock and released from escrow approximately 3,929,000 shares of GMO Stock held by former PharmaGenics shareholders (the "GMO Dividend").

     On November 2, 1998, Genzyme General and GelTex announced that the FDA granted marketing approval for Renagel(R) Capsules for the reduction of serum phosphorus in patients with end-stage renal disease. Genzyme made a $15.0 million payment to GelTex in connection with the receipt of FDA approval of Renagel(R) Capsules, and is required to make an additional $10.0 million milestone payment to GelTex in October 1999.

     In February 1997, Genzyme issued a $13.0 million note convertible into shares of GTR Stock (the "GTR Note"). The GTR Note bears interest at the rate of 5% per year. On November 2, 1998, the holder of the GTR Note converted $600,000 of the principal amount of the GTR Note in exchange for 223,405 shares of GTR Stock. GTR paid $1.1 million of accrued interest in cash to the holder in connection with this conversion.

     Genzyme holds an option to acquire all of the partnership interests in Genzyme Development Partners, L.P. ("GDP") for approximately $26.0 million plus a continuing royalty payment for a period of ten years on certain sales of Sepra Products. Genzyme's decision regarding the exercise of this option will be based, in part, on the progress in the development and Genzyme's evaluation of the potential commercial success of the Sepra Products. The exercise price for the purchase option is payable in cash, shares of Genzyme common stock or a combination of the two, as determined by Genzyme at the time the option is exercised.

     Genzyme believes that its available cash, investments and cash flow from operations will be sufficient to finance its planned operations and capital requirements for the foreseeable future. Although Genzyme currently has substantial cash resources, it has committed to utilize a portion of its resources for certain purposes, such as (i) paying strategic collaborators and funding joint venture obligations, including a $10.0 million milestone payment to GelTex in October 1999; (ii) product development and marketing; (iii) expanding facilities; and (iv) marketing Carticel(R) AuCC and the Sepra Products. Genzyme's cash resources will be further reduced to pay principal and interest on the following debt: (i) $100.0 million payable in November 1999 under Genzyme's revolving credit facility with a syndicate of commercial banks, $82.0 million of which is allocated to Genzyme General and $18.0 million of which is allocated to GTR; (ii) $21.2 million in principal amount under the GGD Debentures, which mature on August 29, 2003; (iii) $9.4 million in principal amount under the GTR Note, which matures on February 27, 2000; and (iv) $250.0 million in principal amount under the GGD Notes, which mature on June 1, 2005. To the extent cash is used to repay or redeem these debt instruments, including the interest payable thereon, Genzyme's cash reserves will also be diminished. Genzyme may require additional capital to finance any such activities. There can be no assurance, however, that such capital will be available on terms reasonably acceptable to Genzyme.

NEW ACCOUNTING PRONOUNCEMENTS, EURO, YEAR 2000 AND MARKET RISK

     In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 98-5. SOP 98-5 requires all costs of start-up activities (as defined by SOP 98-5) to be expensed as incurred. The impact of SOP 98-5 on Genzyme's consolidated financial statements was not material.

     In June 1998, the Financial Accounting Standards Board issued SFAS 133. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS 133 requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value, gains or losses, depends on the intended use of the derivative and its resulting designation. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Genzyme will adopt SFAS 133 by January 1, 2000. Genzyme is evaluating SFAS 133 to determine its impact on its consolidated financial statements.

EURO-THE NEW EUROPEAN CURRENCY

    On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing sovereign currencies and the Euro and adopted the Euro as their common legal currency. The Euro trades on currency exchanges and is available for non-cash transactions. These participating countries now issue sovereign debt exclusively in Euros, and have redenominated their outstanding sovereign debt. These countries no longer control their own monetary policies by directing independent interest rates for their legacy currencies. Instead, the authority to direct monetary policy, including money supply and official interest rates for the Euro, is exercised by the new European Central Bank.

    The legacy currencies of these 11 countries are scheduled to remain legal tender in those countries as denominations of the Euro until January 1, 2002. Until that date, public and private parties may pay for goods and services using either the Euro or the participating country's legacy currency on a "no compulsion, no prohibition" basis.

    Genzyme has formed committees to address the business implications of the Euro conversion, communicate information about the conversion throughout the organization, create global coordination among functional areas and address specific accounting, treasury and tax issues relating to the Euro.

    Management believes that the Euro conversion will not affect any of Genzyme's outstanding derivatives and forward contracts, or any other material commercial contracts. Similarly, management does not foresee any increased currency exchange rate risk as a result of the Euro conversion.

    Genzyme is assessing whether there are any long term competitive implications of the Euro conversion. While no material risks have been identified to date, individual European governments may pressure Genzyme to have consistent European pricing, and individual customers and distributors in Europe may choose to begin purchasing products in the country where the Euro price is lowest.

    Because the Internal Revenue Service has not yet issued final regulations regarding the Euro, no assessment can be made as to the tax consequences of the conversion at this time. If the temporary regulations currently in place are adopted in their entirety, management believes that there will be no material tax consequences of the conversion.

    Because Genzyme's existing accounting and finance software is currently able to use Euro-based accounts, management believes that the cost of upgrading software and other information systems for the conversion will be immaterial.

YEAR 2000

    Many computer systems and other equipment with embedded chips or processors experience problems handling dates beyond the year 1999. As a result, older programs may experience operating difficulties that cause date-sensitive transaction errors or failures unless they are modified or upgraded to adequately address the problem. The potential impact of the Year 2000 problem cannot be fully appreciated at this time.

    The Company has implemented a Year 2000 compliance program intended to identify and minimize exposure to Year 2000 problems. This program involves four phases: (a) conducting an inventory of the Company's Year 2000 issues; (b) prioritizing identified systems, programs and equipment based on materiality to the Company's operations; (c) assessing Year 2000 compliance; and (d) resolving Year 2000 issues through upgrades, replacements or repairs. The Company places each identified system or piece of equipment in one of seven categories; (i) mission critical, (ii) mission important, (iii) process critical, (iv) process important, (v) process convenient, (vi) reporting and (vii) other. The compliance program is a coordinated effort being conducted by each division, business unit and department within the Company.

    The Company is in the fourth phase of the compliance program for its own systems, programs and equipment. Its Year 2000 exposures are primarily in the areas of information systems, financial and administrative applications, manufacturing applications and equipment, and research and development support systems, programs and equipment. The Company is also currently assessing compliance of identified systems, programs and equipment. The first three phases were substantially completed in the first quarter of 1999 for all systems, programs and equipment deemed critical or important under the Company's operations categories (i)-(iii), and the Company plans to resolve the Year 2000 issues for such systems, programs and equipment by mid-1999. The Company is also developing contingency plans with respect to categories (i) and (ii). The Company plans to resolve Year 2000 issues for systems, programs and equipment in categories (iv) and (v) by the end of the fourth quarter of 1999, and for systems, programs and requirements in categories (vi) and (vii) as time permits.

    Concurrently with the conduct of the Company's internal compliance program, the Company is also in the process of surveying certain third parties with whom the Company conducts business about their Year 2000 readiness. These third parties include significant customers, suppliers, research or collaborative partners, service providers and distributors considered to be critical to the Company's business. To date, the Company has received responses from approximately half of the third parties surveyed and expects to complete the survey by the end of the third quarter of 1999. The Company will attempt to mitigate its risks with respect to such third parties' Year 2000 compliance. This may involve efforts such as identifying and securing alternative resources, stock-piling raw materials, and developing joint contingency plans with critical suppliers and distributors.

    The Company may incur significant costs in assessing, resolving and mitigating Year 2000 compliance issues. Each department, business unit and division of the Company incurs its own costs in connection with readiness efforts. The Company does not separately track the internal costs of its Year 2000 compliance efforts and, therefore, these costs are unknown. The Company estimates that to date it has spent approximately $0.5 million in replacing, upgrading or repairing systems, programs or equipment. Although the aggregate additional costs of the Company's Year 2000 program cannot be known at this time, it is currently expected to be less than $1.5 million. The actual costs will depend on numerous factors, including without limitation, the costs of replacing, upgrading or repairing systems, software and equipment, internal staff costs, and consulting fees and expenses. All costs are expected to be funded through operations.

    There can be no assurance that the Company's Year 2000 issues will be resolved by the end of 1999. Failure to identify and resolve all significant Year 2000 issues in a timely manner could result in interruptions in, or failures of, certain normal business activities or operations that may have a material adverse effect on the Company's business, results of operations and financial condition. The Company's compliance program is an ongoing process, and the estimated costs and timetables discussed above are subject to change. The failure of third parties that are significant to the Company's business to be Year 2000 compliant could also have a material adverse effect on the Company's business, results of operations and financial condition.

MARKET RISK

    Genzyme is exposed to potential loss from financial market risks which may occur due to changes in interest rates, equity prices and foreign exchange rates. At December 31, 1998, Genzyme held one derivative security, an interest rate swap. Genzyme also held investments in various financial instruments, principally marketable debt and equity securities, and had balances outstanding under several debt securities.

    The Company generally invests in investment-grade securities to mitigate risk. The Company's investments are described in greater detail in Note E, "Off-Balance Sheet Financial Instruments" and Note I, "Investments," below. Genzyme's financing strategy is to minimize its cost of capital while mitigating risk through the use of a variety of debt instruments including convertible debt securities.

INTEREST RATE RISK

    Genzyme's exposure to interest rate risk is primarily related to potential fluctuations in domestic interest rates as they pertain to the Company's outstanding debt and its investments in fixed income securities. The Company has an interest rate swap which it uses to fix the interest exposure on $100.0 million of variable rate debt issued under a credit facility. Genzyme has issued fixed rate convertible debt with repayment and conversion terms summarized in Note K, "Long-term Debt and Leases," below. The expected repayment of all debt securities varies between one and six years. Investments in marketable securities with interest rate risk include short term deposits and investments and long term investments. The average duration of all fixed income investments varies from time to time and is never greater than three years.

    The Company performed a sensitivity analysis to estimate the potential loss in fair value on investments and the credit facility borrowings due to changes in interest rates. A 100 basis point increase in interest rates across the yield curve at year-end was used to estimate the potential loss in fair value. On this basis, the potential net loss in fair value on both assets and liabilities from changes in interest rates is estimated at $5.0 million, essentially all of which is attributable to Genzyme General. The following assumptions were used in preparing the sensitivity analysis: (i) all of the convertible debt instruments are "in-the-money" at year-end and are therefore considered equity securities and excluded; (ii) the interest rate swap is a fully effective hedge of an underlying borrowing under a credit facility and the combination is treated as a fixed rate borrowing with an underlying maturity equal to that of the swap; and
(iii) financial instruments contain no call or leverage features material to the analysis. Based on a 100 basis point decline in interest rates, applied as above, the net potential net gain in fair value on both assets and liabilities is estimated at $5.0 million.

    Changes in fair value of the investment portfolio and the interest rate swap are monitored monthly. The estimated net potential loss in fair value was never exceeded during the fiscal year.


EQUITY PRICE RISK

    The Company holds investments in a limited number of domestic and European equity securities which are allocated to Genzyme General. The investments are described in Note I, "Investments," below. The potential loss in fair value due to a 10% decrease in equity prices of each security held at year-end is estimated at $5.0 million, all of which is attributable to Genzyme General. This estimate assumes no change in foreign exchange rates from year end spot rates.

    The changes in fair value of the equity portfolio measured on a monthly basis over the fiscal year exceeded this amount one time.

FOREIGN EXCHANGE RISK

    As a result of the company's worldwide operations, the Company faces exposure to adverse movements in foreign currency exchange rates, primarily to component currencies of the Euro, British pounds and Japanese yen. These exposures are reflected in market risk sensitive instruments including foreign currency receivables and payables and investments in marketable securities. Genzyme has no foreign currency derivatives outstanding at year end. The Company's risk management strategy related to foreign exchange exposure, periodically includes the use of forward contracts. These exposures may change over time as business practices evolve and could have a material adverse effect on the Company's financial results in the future.


FACTORS AFFECTING FUTURE OPERATING RESULTS

    The future operating results of Genzyme Corporation and its subsidiaries could differ materially from the results described above due to the following risks and uncertainties.

    DEPENDENCE ON CEREZYME(R) ENZYME AND CEREDASE(R) ENZYME SALES. Genzyme's results of operations are highly dependent upon the sales of Cerezyme(R) enzyme and Ceredase(R) enzyme, both of which treat Gaucher disease. Sales of Cerezyme(R) enzyme and Ceredase(R) enzyme in 1998 were $411.1 million, representing 67% of Genzyme's consolidated product sales in 1998. In 1994, Genzyme General developed Cerezyme(R) enzyme, a recombinant form of the enzyme, to replace Ceredase(R) enzyme, production of which is subject to supply constraints. Genzyme ceased producing Ceredase(R) enzyme in 1998, after substantially all of the patients previously using Ceredase(R) enzyme had converted to Cerezyme(R) enzyme.

    Certain companies have initiated, and other companies in the future may initiate, efforts to develop competitive products to treat Gaucher disease. Although management believes its regulatory position, manufacturing capability and patient and physician relationships provide Cerezyme(R) enzyme with a strong competitive position, there can be no assurance that any competitive products which are developed will not gain market acceptance. A reduction in revenue from sales of Cerezyme(R) enzyme would adversely affect Genzyme's results of operations.

    RISKS INHERENT IN INTERNATIONAL OPERATIONS. Genzyme has direct investments in a number of subsidiaries in foreign countries (primarily in Europe and Japan). Fluctuations in the value of foreign currencies affect the dollar value of Genzyme's net investment in these foreign subsidiaries. As of December 31, 1998, Genzyme has reduced Genzyme General's stockholders' equity by $4.8 million to reflect foreign currency translation adjustments. Reduction in the dollar value of Genzyme's foreign holdings reduces the dollar returns Genzyme can expect to realize upon any sales of foreign investments. Genzyme does not currently hedge net foreign investments. If the Genzyme Board approves hedging of net foreign investments in the future, there can be no assurance that such hedging will be successful.

    Genzyme's foreign operations accounted for 41% of consolidated sales in 1998. These operations accounted for 36% of consolidated sales in 1997. For financial statement purposes, Genzyme translates operating results of foreign subsidiaries into dollars at average monthly exchange rates. Reported revenues, therefore, may be depressed or inflated by exchange rate trends.

    Exchange rates also determine the dollar value of transactions denominated in foreign currencies and the number of dollars Genzyme receives upon repatriation of amounts earned in foreign currencies.

    Currently, Genzyme's largest foreign currency exposures are in Euros, British pounds and Japanese yen.


    UNCERTAINTY REGARDING SUCCESS OF CLINICAL TRIALS. Several of Genzyme's products, including those to address lysosomal storage disorders, are currently in or will require clinical trials to test their safety and efficacy in humans. There can be no assurance that Genzyme will not encounter problems in clinical trials that will cause it to delay or suspend these clinical trials. In addition, there can be no assurance that such clinical testing, if completed, will ultimately show these products to be safe and efficacious.

    RAPID TECHNOLOGICAL CHANGE. The field of biotechnology is expected to continue to undergo significant and rapid technological change. Although Genzyme will seek to expand its technological capabilities in order to remain competitive, there can be no assurance that research and discoveries by others will not render Genzyme's products or services obsolete.

    INTENSE COMPETITION. The human health care products and services industry is extremely competitive. Major pharmaceutical companies and other biotechnology companies compete with Genzyme. Some of these competitors have superior research and development, marketing and production capabilities. Some competitors also have greater financial resources than Genzyme. Genzyme incurs significant costs developing and marketing new products without any guarantee that they will be commercially successful. Genzyme's future success will depend on its ability to effectively develop and market its products against those of its competitors.

    FUTURE CAPITAL NEEDS. As of December 31, 1998, Genzyme had approximately $575.7 million in cash, cash equivalents, and short and long-term investments (excluding investments in equity securities). Although Genzyme has substantial cash resources, it has committed to utilize a portion of these funds for certain purposes, such as (i) paying strategic collaborators and funding joint venture obligations, including a $10.0 million milestone payment to GelTex in October 1999; (ii) product development and marketing; (iii) expanding facilities;
and (iv) marketing Carticel(R) AuCC and the Sepra Products.

     Genzyme's cash reserves will be further reduced to pay principal and interest on the following debt: (i) $100.0 million outstanding under a $225 million revolving credit facility with a syndicate of commercial banks, $82.0 million of which is allocated to Genzyme General and $18.0 million of which is allocated to Genzyme Tissue Repair, which must be repaid by November 15, 1999;
(ii) $9.4 million in principal amount under the GTR Note, which matures on February 27, 2000; (iii) $21.2 million in principal amount under the GGD Debentures, which mature on August 29, 2003; and (iv) $250.0 million in principal amount under the GGD Notes, which mature on June 1, 2005. To the extent cash is used to repay or redeem these debt instruments, including the interest payable thereon, Genzyme's cash reserves will also be diminished.

    As a result of these and other commitments, Genzyme may have to obtain additional financing. There can be no assurance that any such financing will be available on favorable terms, if at all.

    THIRD PARTY REIMBURSEMENT AND HEALTH CARE COST CONTAINMENT INITIATIVES. A majority of Genzyme's revenues is attributable directly or indirectly to payments received from third party payers, including government health administration authorities and private health insurers. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and third party payers are increasingly challenging the prices charged for health care products and services. Third party payers are also increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products and for approved products that are considered experimental or investigational by such payers, and by refusing in some cases to provide coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. There can be no assurance that third party insurance coverage will be available for any products or services under development by Genzyme. If adequate coverage and reimbursement are not provided by government and other third party payers for Genzyme's products and services, its results of operations may be materially adversely affected.

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

    Genzyme also relies upon trade secrets, proprietary know-how and continuing technological innovation to develop and maintain its competitive position. There can be no assurance that others will not independently develop such know-how or otherwise obtain access to Genzyme's technology. While Genzyme's employees, consultants and corporate partners with access to proprietary information are generally required to enter into confidentiality agreements, there can be no assurance that these agreements will be honored. Certain of Genzyme's consultants have developed portions of Genzyme's proprietary technology at their respective universities or governmental laboratories. There can be no assurance that such universities or governmental authorities will not assert rights to intellectual property arising out of university or government based research conducted by such consultants.

    GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVALS. The production and sale of health care products and provision of health care services are highly regulated. In particular, human therapeutic and diagnostic products are subject to pre-marketing approval by the FDA and comparable agencies in foreign countries. The process of obtaining these approvals varies according to the nature and use of the product and can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. Regulation of Genzyme's products and services could also limit Genzyme's reimbursement for its products and services and otherwise materially affect the results of operations of Genzyme. Additional regulatory regimes, in the U.S. and internationally, affect the Company's work in gene therapy and the provision of cancer diagnostic services. There can be no assurance that any of the required regulatory approvals will be granted on a timely basis, if at all.

     Certain of Genzyme's products, including Cerezyme(R) enzyme, have been designated as orphan drugs under the Orphan Drug Act, which provides incentives to manufacturers to develop and market drugs for rare diseases. The Orphan Drug Act generally entitles the first developer to receive FDA marketing approval for an orphan drug to a seven-year exclusive marketing period in the United States for that product. The exclusive marketing period for Cerezyme(R) enzyme expires in 2001. Legislation has been periodically introduced in recent years to amend the Orphan Drug Act by shortening the period of automatic market exclusivity and granting certain market rights to simultaneous developers of a drug. The effect on Genzyme of any amendments ultimately adopted cannot be assessed at this time.

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

    POSSIBLE ADVERSE EFFECT OF THE EURO CONVERSION. On January 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their existing currencies and a new common currency called the "euro." This represents an initial step in a process expected to culminate in the replacement of the existing currencies with the euro. The conversion to the euro will have operational and legal implications for certain of Genzyme's international business activities. Genzyme has begun evaluating these implications, but has yet to estimate the potential impact on Genzyme's financial condition or operating results. Management believes, however, that the nature of Genzyme's business and customers makes a material impact unlikely.

    UNCERTAINTY REGARDING YEAR 2000 COMPLIANCE. Many currently installed computer systems, software products and equipment with embedded chips or processors are programmed to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, Genzyme's software and computer systems may need to be upgraded or replaced in order to comply with "Year 2000" requirements. Genzyme has implemented a Year 2000 compliance program to identify and minimize exposure to Year 2000 problems, which includes an assessment of internal readiness as well as the readiness of third parties that are critical to our with whom Genzyme does business. Genzyme may incur significant costs in identifying, resolving and mitigating Year 2000 compliance issues. In addition, there can be no assurance that Genzyme's Year 2000 issues will be fully identified and resolved by the end of 1999. The failure to identify and resolve these issues could result in interruptions in, or failures of, certain normal business activities or operations that may have an adverse effect on Genzyme's business, results of operations and financial condition. The failure of third parties that are significant to Genzyme's business to be Year 2000 compliant could also have an adverse effect on Genzyme's business, results of operations and financial condition.

    POSSIBLE VOLATILITY OF SHARE PRICE AND ABSENCE OF DIVIDENDS. The market prices for securities of biotechnology companies have been volatile. Factors such as announcements of technological innovations or new commercial products by Genzyme or its competitors, governmental regulation, patent or proprietary rights developments, public concern as to the safety or other implications of biotechnology products and market conditions in general may have a significant impact on the market price of Genzyme common stock. No cash dividends have been paid to date on any series of Genzyme common stock, nor does Genzyme anticipate paying cash dividends on its common stock in the foreseeable future.

RISKS RELATED TO GENZYME TRACKING STOCK

    Genzyme currently has three series of common stock outstanding: GGD Stock, GTR Stock and GMO Stock, which are intended to reflect the value and track the performance of Genzyme's three divisions: Genzyme General, Genzyme Tissue Repair and Genzyme Molecular Oncology. Stockholders should carefully consider the following risks relating to their investment in Genzyme "tracking stock."

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

    On all matters as to which common stockholders generally are entitled to vote, each share of GGD Stock has one vote, each share of GTR Stock has, through December 31, 2000, .06 vote and each share of GMO Stock has, through December 31, 2000, .08 vote. On January 1, 2001 and on January 1 every two years thereafter, the number of votes to which each share of GTR Stock is entitled will be adjusted to equal the ratio of the Fair Market Value (as defined herein) of one share of GTR Stock to the Fair Market Value of one share of GGD Stock as of such date. The number of votes to which each share of GMO Stock is entitled will also be adjusted on such dates to equal the ratio of the Fair Market Value of one share of GMO Stock to the Fair Market Value of one share of GGD Stock. "Fair Market Value" as of any date means the average of the daily closing prices as reported by the Nasdaq National Market (or the appropriate exchange on which such shares are traded) for the 20 consecutive trading days commencing on the 30th trading day prior to such date. In the event such closing prices are unavailable, Fair Market Value will be determined by the Genzyme Board.

    Certain matters as to which the holders of common stock are entitled to vote may involve a divergence or the appearance of a divergence in the interests of holders of each series of Genzyme common stock. If, when a stockholder vote is taken on any matter as to which a separate vote by each series is not required and the holders of any series of common stock would have more than the number of votes required to approve any such matter, the holders of that series would control the outcome of the vote on such matter, As of January 1, 1999, holders of GGD Stock, GTR Stock and GMO Stock had approximately 97.3%, 1.5% and 1.2%, respectively, of the total voting power of Genzyme. As a result, on matters which are submitted to a vote of the common stockholders, the preferences of the holders of GGD Stock are likely to dominate and determine the outcome of such vote unless and until the relative number of shares outstanding and/or the market value of each series of Genzyme common stock materially changes.

    EXCHANGE OF GTR STOCK AND GMO STOCK. The Genzyme Board can, in its sole discretion, determine to exchange shares of GTR Stock and GMO Stock for cash or shares of GGD Stock (or any combination thereof) at a 30% premium over Fair Market Value of the GTR Stock or GMO Stock at any time. In addition, following a disposition of all or substantially all of the assets of Genzyme Tissue Repair or Genzyme Molecular Oncology, the shares of GTR Stock or GMO Stock, as the case may be, are subject to mandatory exchange by Genzyme for cash and/or shares of GGD Stock at a 30% premium over Fair Market Value of such series of common stock as determined by the trading prices during a specified period prior to public announcement of the disposition. Consequently, holders of GTR Stock and GMO Stock may receive a greater or lesser premium for their shares than any premium paid by a third party buyer of all or substantially all of the assets of Genzyme Tissue Repair or Genzyme Molecular Oncology. In addition, the right of the Genzyme Board to exchange shares of GTR Stock or GMO Stock at a 30% premium over the Fair Market Value of such shares does not preclude the Genzyme Board from making an offer to exchange such shares on terms other than those provided in the Genzyme Charter. Although any alternative offer would be subject to acceptance by the holders of the shares to be exchanged, such offer could be made on terms less favorable than those provided in the Genzyme Charter. Any exchange of shares for GGD Stock could be made at a time when the GGD Stock may be considered to be undervalued and, if such exchange is perceived as dilutive, the market price of GGD Stock may be adversely affected. See "Management and Accounting Policies Governing the Relationship of Genzyme Divisions -- Open Market Purchases of Shares of Common Stock" set forth in Exhibit 99.1 to Genzyme's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "1998 Form 10-K").

    NO ADJUSTMENT TO LIQUIDATING DISTRIBUTIONS. In the event of a voluntary or involuntary dissolution, liquidation or winding up of the affairs of Genzyme (other than pursuant to a merger, business combination or sale of substantially all assets), holders of outstanding shares of each series of Genzyme common stock would receive the assets, if any, remaining for distribution to common stockholders on a per share basis in proportion to the respective per share liquidation units of such series. Currently, each share of GGD Stock has 100 liquidation units, each share of GTR Stock has 58 liquidation units and each share of GMO Stock has 25 liquidation units. Because the liquidation units will not be adjusted to reflect changes in the relative market value or performance of each of the divisions of Genzyme, the per share liquidating distribution to a holder of GGD Stock, GTR Stock or GMO Stock is not likely to correspond to the value of the assets of Genzyme General, Genzyme Tissue Repair or Genzyme Molecular Oncology, respectively, at the time of a dissolution, liquidation or winding up of Genzyme.

RECENT CLINTON ADMINISTRATION PROPOSAL COULD RESULT IN TAXATION OF ISSUANCES OF GTR STOCK AND GMO STOCK

     A recent tax proposal by the Clinton administration would impose a corporate level tax on the issuance of certain tracking stocks, including GTR Stock and GMO Stock. If the administration's proposal is enacted as legislation or made effective through the issuance of Treasury Regulations, Genzyme would be taxed on an amount up to the gain realized in connection with future financings in which Genzyme sells shares of GTR Stock or GMO Stock. In addition, the distribution of GTR Designated Shares and GMO Designated Shares by Genzyme to its shareholders and the use of shares of GTR Stock and GMO Stock as consideration for acquisitions by Genzyme would be taxable events to Genzyme. The adoption of such legislation or regulations would have a significant negative impact on Genzyme's ability to raise capital in the future through GTR Stock and GMO Stock, to complete tax efficient acquisitions of other companies using GTR Stock and GMO Stock and thereby to maintain its current capital structure and corporate governance. Genzyme can not predict, however, whether the proposal will be enacted by Congress, or whether legislation or regulations, if enacted or issued, will be the same as, or substantially similar to, the proposal of the Clinton administration.

    If Genzyme issues any new tracking stock before the enactment of any legislation or regulations, Genzyme intends to include provisions in the terms of such tracking stock allowing Genzyme in the event of adverse tax developments to convert the new tracking stock into GGD Stock. Such conversion rights are not contained in the terms of the GTR Stock and GMO Stock. In the event of adverse tax developments, the Genzyme Board may consider and recommend to its shareholders appropriate amendments to Genzyme's charter and changes to its capital structure to avoid the potential material adverse consequences of any such legislation or regulations.

    MANAGEMENT AND ACCOUNTING POLICIES SUBJECT TO CHANGE. The Genzyme Board has adopted certain management and accounting policies applicable to the preparation of the financial statements of the divisions of Genzyme, the allocation of corporate expenses, assets and liabilities, the reallocation of assets between divisions and other matters. These policies may, except as stated therein, be modified or rescinded at the sole discretion of the Genzyme Board without the approval of Genzyme's stockholders, subject to the Genzyme Board's fiduciary duty to all holders of Genzyme's capital stock. See "Management and Accounting Policies Governing the Relationship of Genzyme Divisions" set forth in Exhibit
99.1 to the 1998 Form 10-K.

    NON-COMPETE POLICY. The Genzyme Board has adopted a policy providing that the Company will not develop products and services outside of Genzyme Tissue Repair or Genzyme Molecular Oncology that compete with products and services being developed or sold by Genzyme Tissue Repair or Genzyme Molecular Oncology, other than through joint ventures in which Genzyme Tissue Repair or Genzyme Molecular Oncology participate. The scope of this policy does not extend to the entire fields of tissue repair and oncology. Accordingly, the Company is currently developing oncology products outside of Genzyme Molecular Oncology that do not compete with products and services being developed or sold by Genzyme Molecular Oncology and, in the future, may develop additional oncology and tissue repair products and services outside of Genzyme Molecular Oncology and Genzyme Tissue Repair, provided that such products and services do not compete with then-existing Genzyme Molecular Oncology or Genzyme Tissue Repair products and services. See "Management and Accounting Policies Governing the Relationship of Genzyme Divisions" set forth in Exhibit 99.1 to the 1998 Form 10-K.

   USE OF TAX BENEFITS BY OTHER GENZYME DIVISIONS. Genzyme's management and accounting policies provide that, to the extent any division of Genzyme is unable to utilize its annual operating losses or other annual projected tax benefits to reduce its current or deferred income tax expense, such losses or benefits may be reallocated to another division on a quarterly basis for financial reporting purposes. Accordingly, although the actual payment of taxes is a corporate liability of Genzyme as a whole, separate financial statements will be prepared for each division and any losses that cannot be utilized by a division will be allocated among the profitable divisions rather than carried forward to reduce the future tax liability of the division generating such losses. This could result in a division (such as Genzyme Tissue Repair and Genzyme Molecular Oncology currently) being charged a greater portion of the total corporate tax liability and reporting lower earnings after taxes in the future than would have been the case if such division had retained its losses or other benefits in the form of a net operating loss carryforward.

SUBSEQUENT EVENTS

In January 1999, the holder of the GTR Note converted $3,000,000 principal amount of the GTR Note in exchange for 1,352,290 shares of GTR Stock. GTR paid $133,000 of accrued interest to the holder in connection with this conversion.

In February 1999, GTR made a $5.0 million draw under the GTR Equity Line in exchange for 1,633,399 GTR Designated Shares.

In March 1999, Genzyme announced that it intends to create a separate division, with its own series of common stock, for the existing surgical products business that is currently part of Genzyme General, subject to approval of the Genzyme Board.

In March 1999, Genzyme announced that it plans to reallocate Genzyme's interest in Diacrin/Genzyme LLC from GTR to Genzyme General. The transfer of interest in Diacrin/Genzyme LLC is subject to the approval of GTR's shareholders.

In March 1999, the Genzyme Board renewed Genzyme's shareholder rights plan, which expired on March 28, 1999. Under the renewed plan, the exercise price for the GGD Stock Rights, GTR Stock Rights and GMO Stock Rights are $300.00, $26.00 and $26.00, respectively.

GENZYME CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(AMOUNTS IN THOUSANDS)                                                       FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------
                                                                   1998                  1997                  1996
----------------------------------------------------------------------------------------------------------------------
Revenues:
   Net product sales ...............................            $ 613,685             $ 529,927             $ 424,483
   Net service sales ...............................               74,791                67,158                68,950
   Revenues from research and development contracts:
     Related parties ...............................                5,745                 8,356                23,011
     Other .........................................               15,114                 3,400                 2,310
                                                                ---------             ---------             ---------
     Total revenues ................................              709,335               608,841               518,754

Operating costs and expenses:
   Cost of products sold ...........................              211,076               206,028               155,930
   Cost of services sold ...........................               48,586                47,289                54,082
   Selling, general and administrative .............              215,203               200,476               162,264
   Research and development (including research and
    development related to contracts) ..............              119,005                89,558                80,849
   Amortization of intangibles .....................               24,334                17,245                 8,849
   Purchase of in-process research and development .                   --                 7,000               130,639
   Restructuring charges ...........................                   --                    --                 1,465
                                                                ---------             ---------             ---------
     Total operating costs and expenses ............              618,204               567,596               594,078
                                                                ---------             ---------             ---------
Operating income (loss) ............................               91,131                41,245               (75,324)

Other income (expenses):
   Equity in net loss of unconsolidated affiliates..              (29,006)              (12,258)               (5,373)
   Gain on affiliate sale of stock..................                2,369                    --                 1,013
   Minority interest ...............................                4,285                    --                    --
   Gain on sale of product line ....................               31,202                    --                    --
   Gain on sale of investment ......................                3,391                    --                 1,711
   Charge for impaired investments .................               (3,397)                   --                    --
   Other ...........................................                   --                (2,000)                   --
   Investment income ...............................               25,055                11,409                15,341
   Interest expense ................................              (22,593)              (12,667)               (6,990)
                                                                ---------             ---------             ---------
     Total other income (expenses) .................               11,306               (15,516)                5,702
                                                                ---------             ---------             ---------
Income (loss) before income taxes ..................              102,437                25,729               (69,622)
Provision for income taxes .........................              (39,870)              (12,100)               (3,195)
                                                                ---------             ---------             ---------
Net income (loss) ..................................            $  62,567             $  13,629             $ (72,817)
                                                                =========             =========             =========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)                     FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------
                                                                    1998         1997        1996
---------------------------------------------------------------------------   ----------   ---------
ATTRIBUTABLE TO GENZYME GENERAL:
   Net income (loss) ..........................................    101,132       57,026     (47,513)
   Tax benefit allocated from Genzyme Tissue Repair ...........     16,394       17,666      17,011
   Tax benefit allocated from Genzyme Molecular Oncology ......      3,527        2,755          --
                                                                  --------     --------    --------
   Net income (loss) attributable to GGD Stock ................   $121,053     $ 77,447    $(30,502)
                                                                  ========     ========    ========

Per Genzyme General common share:

   Net income (loss) per Genzyme General common share -- basic:   $   1.53     $   1.01    $  (0.45)
                                                                  ========     ========    ========

Weighted average shares outstanding ...........................     79,063       76,531      68,289
                                                                  ========     ========    ========

   Net income (loss) per Genzyme General common and common
    equivalent share -- diluted: ..............................   $   1.48     $   0.98    $  (0.45)
                                                                  ========     ========    ========

Adjusted weighted average shares outstanding ..................     81,734       78,925      68,289
                                                                  ========     ========    ========

ATTRIBUTABLE TO GENZYME TISSUE REPAIR:
   Net loss ...................................................   $(40,386)    $(45,984)   $(42,315)
                                                                  ========     ========    ========

   Per Genzyme Tissue Repair basic and diluted common share:
     Net loss .................................................   $  (1.99)    $  (3.07)   $  (3.38)
                                                                  ========     ========    ========

   Weighted average shares outstanding ........................     20,277       14,976      12,525
                                                                  ========     ========    ========

ATTRIBUTABLE TO GENZYME MOLECULAR ONCOLOGY:
   Net loss ...................................................   $(19,107)    $(19,578)   $ (1,003)
                                                                  ========     ========    ========

   Per Genzyme Molecular Oncology basic and
     diluted common share:
     Net loss .................................................   $  (3.81)
                                                                  ========

   Weighted average shares outstanding ........................      5,019
                                                                  ========

   Pro forma per GMO basic and diluted common share:
     Pro forma net loss .......................................                $  (4.98)   $  (0.26)
                                                                               ========    ========

   Pro forma weighted average shares outstanding ..............                   3,929       3,929
                                                                               ========    ========


COMPREHENSIVE INCOME:

   Net income (loss)...........................................   $ 62,567     $ 13,629    $(72,817)
   Other comprehensive income (loss), net of tax:
    Foreign currency translation adjustments...................      7,681      (11,704)      2,845
    Unrealized gains (losses) on securities:
      Unrealized gains (losses) arising during the period .....     (6,043)         817      (2,435)
      Reclassification adjustment for gains (losses)
       included in net income (loss)...........................      2,100            -      (1,077)
                                                                  --------     --------    --------
         Unrealized gains (losses) on securities, net..........     (3,943)         817      (3,512)
                                                                  --------     --------    --------
   Other comprehensive income (loss)...........................      3,738      (10,887)       (667)
                                                                  --------     --------    --------
   Comprehensive income (loss).................................   $ 66,305     $  2,742    $(73,484)
                                                                  ========     ========    ========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(AMOUNTS IN THOUSANDS)                                              DECEMBER 31,
-------------------------------------------------------------------------------------------
                                                               1998                  1997
-------------------------------------------------------------------------------------------
                                         ASSETS
Current assets:
   Cash and cash equivalents ..................            $  118,612            $  102,406
   Short-term investments .....................               175,453                51,259
   Accounts receivable, net ...................               163,042               118,277
   Inventories ................................               109,833               139,681
   Prepaid expenses and other current assets ..                31,467                17,361
   Deferred tax assets - current ..............                39,725                27,601
                                                           ----------            ----------
     Total current assets .....................               638,132               456,585

Property, plant and equipment, net ............               382,619               385,348

Long-term investments .........................               281,664                92,676
Note receivable - related party ...............                    --                 2,019
Intangibles, net ..............................               279,516               271,275
Deferred tax assets - noncurrent ..............                24,277                29,479
Investment in equity securities ...............                51,977                30,047
Other .........................................                32,369                28,024
                                                           ----------            ----------
     Total assets .............................            $1,690,554            $1,295,453
                                                           ==========            ==========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)

(AMOUNTS IN THOUSANDS)                                                                           DECEMBER 31,
                                                                                          1998                 1997
-----------------------------------------------------------------------------------------------------------------------
                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable ...........................................................        $    27,604         $    19,787
   Accrued expenses ...........................................................             74,077              72,103
   Income taxes payable .......................................................             16,543              11,168
   Deferred revenue ...........................................................              2,731               1,800
   Current portion of long-term debt and capital lease obligations ............            100,568                 905
   Payable to joint venture....................................................              1,181                  --
                                                                                       -----------         -----------
     Total current liabilities ................................................            222,704             105,763

Long-term debt ................................................................              3,087             140,978
Convertible debentures, net ...................................................            284,138              29,298
Other .........................................................................              8,078               7,364
                                                                                       -----------         -----------
     Total liabilities ........................................................            518,007             283,403

Commitments and contingencies (See Notes)

Stockholders' equity:
   Preferred Stock, $0.01 par value, 10,000,000 shares authorized; no shares issued and outstanding
     Preferred Stock, Series A Junior Participating, $0.01 par value, 2,000,000 shares authorized; no shares issued and outstanding
     Preferred Stock, Series B Junior Participating, $0.01 par value, 400,000 shares authorized; no shares issued and outstanding
     Preferred Stock, Series C Junior Participating, $0.01 par value, 400,000 shares authorized; no shares issued and outstanding
   Common Stock $0.01 par value, 390,000,000 shares authorized; 115,116,547 issued and outstanding:
       Genzyme General Division Common Stock, $0.01 par value, 200,000,000 shares authorized; 81,394,000 and 77,692,550 issued
       and outstanding at December 31, 1998 and 1997, respectively ............                814                 777
     Genzyme Tissue Repair Division Common Stock, $0.01 par value,
       40,000,000 shares authorized; 20,920,806 and 19,941,193 issued
       and outstanding at December 31, 1998 and 1997, respectively ............                209                 199
     Genzyme Molecular Oncology Division Common Stock, $0.01 par value,
      40,000,000 shares authorized; 12,648,295 and 3,928,572 issued and
        outstanding at December 31, 1998 and 1997, respectively ...............                126                  39
   Treasury common stock, at cost:
     Genzyme General Division Common Stock, 106,358 shares at
        December 31, 1998 and 1997, respectively ..............................               (901)               (901)
   Additional paid-in capital -- Genzyme General ..............................            958,820             895,340
   Additional paid-in capital -- Genzyme Tissue Repair ........................            174,198             170,430
   Additional paid-in capital -- Genzyme Molecular Oncology ...................             63,427              34,517
   Accumulated deficit ........................................................            (13,779)            (76,346)
   Accumulated other comprehensive income .....................................            (10,367)            (12,005)
                                                                                       -----------         -----------
     Total stockholders' equity ...............................................          1,172,547           1,012,050
                                                                                       -----------         -----------
     Total liabilities and stockholders' equity ...............................        $ 1,690,554         $ 1,295,453
                                                                                       ===========         ===========

        The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(AMOUNTS IN THOUSANDS)                                                             FOR THE YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------
                                                                               1998              1997             1996
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net income (loss) ................................................        $  62,567         $  13,629         $ (72,817)
  Reconciliation of net income (loss) to net cash provided by operating activities:
     Depreciation and amortization .................................           58,869            50,964            30,192
     Loss on disposal of fixed assets ..............................              108             1,258               101
     Non-cash compensation expense .................................            8,740             3,160               460
     Accrued interest/amortization on bonds ........................           (6,923)             (900)            1,195
     Provisions for bad debts and inventory ........................           11,990            14,580             9,759
     Accretion of debt conversion feature ..........................            3,025             2,028                --
     Deferred income tax benefit ...................................           (5,669)           (5,061)          (28,558)
     Equity in net loss of unconsolidated subsidiaries .............           29,006            12,258             4,360
     Gain on affiliate sale of stock ...............................           (2,369)               --                --
     Minority interest in net loss of subsidiaries .................           (4,285)               --                --
     Gain on sale of product line ..................................          (31,202)               --                --
     Gain on sale of investments ...................................           (3,391)               --            (1,711)
     Charge for impaired investment ................................            3,397                --
     Purchase of in-process research and development ...............               --             7,000           130,639
     Other .........................................................               26               528               153
     Increase (decrease) in cash from changes in working capital net of acquired assets:
       Accounts receivable .........................................          (46,215)          (11,076)          (18,395)
       Inventories .................................................           27,907           (29,299)          (41,609)
       Prepaid expenses and other current assets ...................          (11,987)          (10,062)             (527)
       Accounts payable, accrued expenses, income taxes payable
        and deferred revenue .......................................           17,509            (9,333)           26,775
                                                                            ---------         ---------         ---------
         Net cash provided by operating activities .................          111,103            39,674            40,017

INVESTING ACTIVITIES:
   Purchases of investments ........................................         (441,487)         (147,897)         (122,093)
   Sales and maturities of investments .............................          136,605            81,185           207,399
   Proceeds from sale of equity investment .........................            9,564                --                --
   Acquisitions of property, plant and equipment ...................          (39,467)          (29,309)          (63,802)
   Sale of property, plant and equipment ...........................            1,262               852                --
   Proceeds from sale of product line ..............................           24,760                --                --
   Acquisitions, net of cash acquired and assumed liabilities ......           (9,949)                9          (299,078)
   Purchase of technology rights ...................................          (15,100)               --                --
   Investment in unconsolidated affiliates .........................          (25,783)          (13,993)           (5,511)
   Investment in joint ventures ....................................          (21,974)               --                --
   Loans to affiliates .............................................           (1,000)           (4,601)           (1,676)
   Repayment of loans by affiliates ................................            3,019                --                --
   Other ...........................................................           (5,592)           (1,419)           (7,470)
                                                                            ---------         ---------         ---------
         Net cash used by investing activities .....................         (385,142)         (115,173)         (292,231)

FINANCING ACTIVITIES:
   Proceeds from issuance of common stock ..........................           76,860           156,036            41,556
   Proceeds from issuance of debt ..................................          250,000            32,127           536,000
   Payments of debt ....................................... ........          (38,833)         (101,115)         (378,502)
   Other ...........................................................            1,884                --                --
                                                                            ---------         ---------         ---------
         Net cash provided by financing activities .................          289,911            87,048           199,054

Effect of exchange rate changes on cash ............................              334            (2,275)            1,920
                                                                            ---------         ---------         ---------
Increase (decrease) in cash and cash equivalents ...................           16,206             9,274           (51,240)
Cash and cash equivalents at beginning of period ...................          102,406            93,132           144,372
                                                                            ---------         ---------         ---------
Cash and cash equivalents at end of period .........................        $ 118,612         $ 102,406         $  93,132
                                                                            =========         =========         =========

        The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(AMOUNTS IN THOUSANDS)                                                          FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------
                                                                               1998          1997           1996
-------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flows: Cash paid during the year for:
  Interest ...........................................................        $ 17,385       $ 9,811        $ 6,285
  Income taxes .......................................................          24,463        18,887         14,149

Supplemental Disclosures of Non-Cash Transactions:
Other charges -- Note B
Sale of research product business assets - Note C
Acquisitions liability -- Note D
Investment in unconsolidated affiliate -- Note I
Debt conversion -- Note K
GGD Debentures -- Note K
Warrant exercise -- Note L
GTR and GMO Designated Share dividend - Note L









        The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                SHARES IN THOUSANDS              DOLLARS IN THOUSANDS
-----------------------------------------------------------------------------------------------------------------------------
                                                            1998        1997        1996       1998        1997       1996
-----------------------------------------------------------------------------------------------------------------------------
COMMON STOCKS:

  GENZYME GENERAL DIVISION COMMON STOCK:
    Balance at beginning of year .....................     77,693      75,537      62,372    $    777    $    755    $    624
    Issuance of GGD Stock under stock plans ..........      3,695       2,117       1,662          37          22          16
    Exercise of warrants .............................          7          39       6,341          --          --          63
    Issuance of GGD Stock in connection
     with conversion of convertible notes ............         --          --       3,782          --          --          38
    Issuance of GGD Stock in connection
     with acquisitions ...............................         --          --       1,380          --          --          14
                                                         --------    --------    --------    --------    --------    --------
    Balance at end of year ...........................     81,395      77,693      75,537    $    814    $    777    $    755
                                                         ========    ========    ========    ========    ========    ========

  GENZYME TISSUE REPAIR DIVISION COMMON STOCK:
    Balance at beginning of year .....................     19,941      13,162      12,113    $    199    $    132    $    121
    Issuance of GTR Stock under stock plans ..........        756         487         449           8           4           4
    Exercise of warrants .............................         --          --         345          --          --           4
    Issuance of GTR Stock in connection with
     declared dividend of GTR Designated Shares ......         --       2,292          --          --          23          --
    Shares issued in public offering .................         --       4,000          --          --          40          --
    Issuance of GTR Stock in connection with partial
     conversion of convertible note .................         224          --         255           2          --           3
                                                         --------    --------    --------    --------    --------    --------
    Balance at end of year ...........................     20,921      19,941      13,162    $    209    $    199    $    132
                                                         ========    ========    ========    ========    ========    ========

  GENZYME MOLECULAR ONCOLOGY DIVISION COMMON STOCK:
    Balance at beginning of year .....................      3,929          --          --    $     39    $
    Balance at June 18, 1997 .........................         --          --          --          --          --
    Issuance of GMO Stock under stock plans ..........          1          --          --          --          --
    Exercise of warrants .............................          1          --          --          --          --
    Issuance of GMO Stock in connection with declared
     dividend of GMO Designated Shares ...............      8,717          --          --          87          --
    Issuance of GMO Stock in connection with the
     acquisition of PharmaGenics .....................         --       3,929          --          --          39
                                                         --------    --------    --------    --------    --------
    Balance at end of year ...........................     12,648       3,929          --    $    126    $     39
                                                         ========    ========    ========    ========    ========


TREASURY COMMON STOCK (AT COST):

   GENZYME GENERAL DIVISION COMMON STOCK:
    Balance at beginning of year .....................       (106)       (106)       (106)   $   (901)   $   (890)   $   (882)
    Purchases ........................................         --          --          --          --         (11)         (8)
                                                         --------    --------    --------    --------    --------    --------
    Balance at end of year ...........................       (106)       (106)       (106)   $   (901)   $   (901)   $   (890)
                                                         ========    ========    ========    ========    ========    ========










        The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (CONTINUED)

                                                                                           DOLLARS IN THOUSANDS
                                                                                   1998           1997            1996
                                                                                 ---------------------------------------
ADDITIONAL PAID IN CAPITAL:

   GENZYME GENERAL:
    Balance at beginning of year ...........................................     $ 895,340      $ 871,020      $ 616,096
    Issuance of GGD Stock under stock plans ................................        74,323         35,888         18,565
    Exercise of warrants ...................................................           289            855        106,101
    Allocation to Genzyme Tissue Repair for GTR Designated Shares ..........            --        (14,892)       (11,714)
    Tax benefit from disqualified dispositions .............................        18,561          4,127          3,500
    Allocation of cash to GMO for GMO Designated Shares.....................        (5,000)        (2,886)            --
    Conversion of cash of GMO Debentures to GGD Debentures for GMO
           Designated Shares ...............................................       (19,802)            --             --
    Conversion of note receivable due from GMO into GMO Designated Shares...        (2,696)            --             --
    Loss on purchase of facility from GTR ..................................          (711)            --             --
    Payment to GTR for research program.....................................          (250)            --             --
    Stock compensation expense .............................................            48          1,218            123
    Purchase of Treasury Stock .............................................            --             10             10
    Other ..................................................................        (1,282)            --             --
    Issuance of GGD Stock in connection with conversion of Genzyme's 6 3/4%
          convertible notes ................................................            --             --        101,362
    Issuance of GGD Stock in connection with acquisitions ..................            --             --         36,508
    Callable Warrants issued in connection with acquisition of Neozyme II ..            --             --            469
                                                                                 ---------      ---------      ---------
    Balance at end of year .................................................     $ 958,820      $ 895,340      $ 871,020
                                                                                 =========      =========      =========


   GENZYME TISSUE REPAIR:
    Balance at beginning of year ...........................................     $ 170,430      $ 122,385      $ 107,934
    Issuance of GTR Stock under stock plans ................................         2,101          2,434          2,432
    Exercise of warrants ...................................................            --             --             (4)
    Issuance of GTR Stock in connection with declared dividend of GTR
        Designated Shares ..................................................            --            (23)            --
    Issuance of GTR Stock in public offering ...............................                       28,997             --
    Issuance of GTR Stock in connection with conversion of Genzyme's 6 3/4%
          convertible subordinated notes ...................................            --             --             (3)
    Issuance of GTR Stock in connection with partial conversion of
         convertible notes..................................................           598
    Value of debt conversion feature .......................................            --          1,524             --
    Gain on transfer of facility ...........................................           711             --             --
    Payment from Genzyme General for research program ......................           250             --             --
    Allocation from Genzyme General for GTR Designated Shares ..............            --         14,892         11,714
    Stock compensation expense .............................................           108            221            312
                                                                                 ---------      ---------      ---------
    Balance at end of year .................................................     $ 174,198      $ 170,430      $ 122,385
                                                                                 =========      =========      =========

   GENZYME MOLECULAR ONCOLOGY:
    Balance at beginning of year ...........................................     $  34,517      $      --      $      --
    Balance at June 18, 1997 ...............................................            --             --             --
    Issuance of GMO Stock under stock plans.................................             7             --             --
    Issuance of GMO Stock in connection with declared dividend of GMO
        Designated Shares ..................................................           (87)            --             --
    Conversion of note payable to Genzyme General into GMO Designated
        Shares..............................................................         2,696             --             --
    Issuance of GMO Stock in connection with the requisition of PharmaGenics            --         27,330             --
    Sale of warrants .......................................................            --            724             --
    Value of debt conversion feature .......................................            --          3,529             --
    Conversion of GMO Debentures to GGD Debentures for GMO Designated Shares        19,802             --             --
    Allocation from Genzyme General for GMO Designated Shares ..............         5,000          2,886             --
    Stock compensation expense (unearned compensation), net.................           113           (116)            --
    Other...................................................................         1,379            164             --
                                                                                 ---------      ---------      ---------
    Balance at end of year .................................................     $  63,427      $  34,517      $      --
                                                                                 =========      =========      =========

ACCUMULATED DEFICIT:
    Balance at beginning of year ...........................................     $ (76,346)     $ (89,975)     $ (17,158)
    Net income (loss) ......................................................        62,567         13,629        (72,817)
                                                                                 ---------      ---------      ---------
    Balance at end of year .................................................     $ (13,779)     $ (76,346)     $ (89,975)
                                                                                 =========      =========      =========

        The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (CONTINUED)

                                                      DOLLARS IN THOUSANDS
                                                1998          1997          1996
                                              ------------------------------------
Accumulated other comprehensive income:
  Balance at beginning of year ..........     $(12,005)     $ (1,118)     $ (1,528)
  Foreign currency translation
    adjustments..........................        7,681       (11,704)        2,845
  Unrealized gains (losses)
    on investments.......................       (6,043)          817        (2,435)
                                              --------      --------      --------
  Accumulated other comprehensive
    income...............................     $(10,367)     $(12,005)      $(1,118)
                                              ========      ========      ========










        The accompanying notes are an integral part of these consolidated financial statements.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS
Genzyme Corporation is a global diversified human healthcare business with product development, manufacturing and marketing capabilities in therapeutic products, surgical products, diagnostic products and services, tissue repair and oncology.


BASIS OF PRESENTATION
The consolidated financial statements of Genzyme include the balance sheets, results of operations and cash flows of Genzyme's therapeutics, surgical products, diagnostics, tissue repair and oncology businesses and corporate operations during the periods presented.

Genzyme currently has three series of common stock outstanding. These three series are intended to reflect the value and track the economic performance of Genzyme's three primary operating divisions (Genzyme General, GTR and GMO).


PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements of Genzyme reflect the consolidated accounts of all of Genzyme's businesses. Investments in companies and joint ventures in which the Company has a substantial ownership interest (20% to 50%), or in which the Company participates in policy decisions, are accounted for using the equity method. Accordingly, the Company's share of the earnings of these entities is included in consolidated net income. Investments of less than 20% are reported at fair value (see Note I., "Investments" below). All significant intercompany items and transactions have been eliminated in consolidation. Certain items in the consolidated financial statements for the years ended December 31, 1997 and 1996 have been reclassified to conform with the December 31, 1998 presentation.


FINANCIAL INFORMATION
The Company prepares separate financial statements for Genzyme General, GTR and GMO in addition to consolidated financial statements for Genzyme. Notwithstanding the allocation of assets and liabilities, including contingent liabilities, between Genzyme General, GTR and GMO for the purposes of preparing their respective financial statements, Genzyme continues to hold title to all of the assets and is responsible for all of the liabilities allocated to each of the divisions. Holders of GGD Stock, GTR Stock and GMO Stock are common stockholders of Genzyme and have no specific claim against the assets to which each series of common stock relates. Liabilities or contingencies of Genzyme General, GTR or GMO could affect the results of operations and financial condition of the other divisions.


DIVIDEND POLICY
The Company has never paid any cash dividends on shares of its capital stock. Genzyme currently intends to retain its earnings to finance future growth and therefore does not anticipate paying any cash dividends on its common stock in the foreseeable future.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

UNCERTAINTIES
The Company is subject to risks common to companies in the biotechnology industry, including (i) the Company's ability to successfully complete preclinical and clinical development and obtain timely regulatory approval and adequate patent and other proprietary rights protection of its products and services, (ii) the content and timing of decisions made by the FDA and other agencies regarding the indications for which the Company's products may be approved, (iii) the ability of the Company to manufacture adequate supplies of its products for development and commercialization activities, (iv) the accuracy of the Company's estimates of the size and characteristics of markets to be addressed by the Company's products and services, (v) market acceptance of the Company's products and services, (vi) the Company's ability to obtain reimbursement for its products from third-party payers, where appropriate, and
(vii) the accuracy of the Company's information concerning the products and resources of competitors and potential competitors.


CASH AND CASH EQUIVALENTS
Cash and cash equivalents, consisting principally of money market funds and municipal notes purchased with initial maturities of three months or less, are valued at cost plus accrued interest, which approximates market.


INVESTMENTS
Short-term investments include all investments with remaining maturities of twelve months or less. Long-term investments include all investments with remaining maturities greater than twelve months. The Company classifies its equity investments as available-for-sale and its investments in debt securities as either held-to-maturity or available-for-sale based on facts and circumstances present at the time the investments are purchased. As of December 31, 1998 and 1997, the Company classified all of its investments in debt and equity securities as available-for-sale.

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

Investments in equity securities not listed or traded are valued on a security by security basis, considering the types of securities, their marketability, subsequent purchase of the same or similar securities by third parties and the financial condition, operating results and progress of development programs of the securities.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of investments is obtained from market quotations and is disclosed in Note I., "Investments" below. The fair value of foreign currency forward contracts is based on forward rates in effect at the balance sheet date and is disclosed below (see -- Foreign Currency Hedging).

INVENTORIES
Inventories are valued at the lower of cost (first-in, first-out method) or market.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are stated at cost. On disposal, the related cost and accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is included in the results of operations. Provision for depreciation is generally computed using the straight-line method over the estimated useful lives of the assets (three to ten years for plant and equipment, five to seven years for furniture and fixtures, and 20 to 40 years for buildings). Certain specialized manufacturing equipment and facilities allocated to Genzyme General are depreciated over their remaining useful lives using the units-of-production method. The remaining life and recoverability of such equipment is evaluated periodically based on the appropriate facts and circumstances. Leasehold improvements are amortized over the lesser of the useful life or the term of the respective lease. For products expected to be commercialized, the Company capitalizes, to construction-in-progress, the costs of manufacturing process validation and optimization incurred beginning when the product is deemed to have demonstrated technological feasibility and ending when the asset is substantially complete and ready for its intended use. Qualified costs include incremental labor and direct material, and incremental fixed overhead and interest. These costs are generally depreciated using the units of production method.


INTANGIBLES
Intangible assets consist of goodwill, covenants not to compete, customer lists, patents, trademarks, trade names and technology rights and are being amortized using the straight-line method over useful lives of three to 40 years. Management's policy regarding intangible assets is to evaluate the recoverability of its intangible assets when the facts and circumstances suggest that these assets may be impaired. Evaluations consider factors including operating results, business plans, economic projections, strategic plans and market emphasis. Evaluations also compare expected cumulative, undiscounted operating incomes or cash flows with net book values of related intangible assets. Unrealizable intangible asset values are charged to operations if these evaluations indicate an impairment in value.


TRANSLATION OF FOREIGN CURRENCIES
The financial statements of the Company's foreign subsidiaries are translated from local currency into U.S. dollars using the current exchange rate at the balance sheet date for assets and liabilities and the average exchange rate prevailing during the period for revenues and expenses. The local currency for all of the Company's foreign subsidiaries is considered to be the functional currency for each entity and, accordingly, translation adjustments for these subsidiaries are included in stockholders' equity. Exchange gains and losses on intercompany balances of a long-term investment nature are also recorded as a charge or credit to stockholder's equity.

Transaction gains and losses are recorded in income and totaled net gains of $0.3 million in 1998 and net losses of $0.3 million and $0.9 million for the years ended December 31, 1997 and 1996, respectively.


FOREIGN CURRENCY HEDGING
From time to time, the Company enters into forward contracts to reduce foreign currency exchange risk. Such contracts are revalued using current exchange rates at the balance sheet date. All gains and losses on revaluation of forward contracts are included in net income. Related gains and losses were not material to the financial statements. There were no foreign currency forward contracts outstanding at December 31, 1998 and 1997.

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


NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


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


ISSUANCE OF STOCK BY A SUBSIDIARY OR AN AFFILIATE
Gains on the issuance of stock by a subsidiary or an affiliate are included in net income unless the subsidiary or affiliate is a research and development, start-up or development stage company or an entity whose viability as a going concern is under consideration. In those situations the Company accounts for the change in its proportionate share of subsidiary or affiliate equity resulting from the additional equity raised by the subsidiary or affiliate as an equity transaction.


INCOME TAXES
The Company uses the asset and liability method of accounting for deferred income taxes. The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The Company has not provided for possible U.S. taxes on the undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely. At December 31, 1998, such undistributed foreign earnings were approximately $4.5 million. Based on the Company's policy of indefinite reinvestment in non-US operations, it is not currently practicable to determine the tax liability associated with the repatriation of those earnings.


NET INCOME (LOSS) PER SHARE
Net income (loss) per share attributable to Genzyme General, GTR and GMO gives effect to the management and accounting policies adopted by the Genzyme Board and is reported in lieu of consolidated per share data. The Company computes net income (loss) per share for each division by dividing the earnings attributable to each series of stock by the weighted average number of shares of that stock outstanding during the period for basic earnings per share and by the weighted average shares of that stock plus other potentially dilutive securities outstanding during the applicable period for diluted earnings per share. Earnings (loss) attributable to GGD Stock, GTR Stock and GMO Stock equal the respective division's net income or loss for the relevant period determined in accordance with generally accepted accounting principles in effect at such time, adjusted by the amount of tax benefits allocated to or from the division pursuant to the management and accounting policies adopted by the Genzyme Board.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NET INCOME (LOSS) PER SHARE (CONTINUED)
The following tables set forth the computation of basic and diluted earnings per share for Genzyme General, Genzyme Tissue Repair and Genzyme Molecular Oncology:

  GENZYME GENERAL:

     (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                            DECEMBER 31,
     --------------------------------------------------------------------------------------------------
                                                                       1998         1997         1996
                                                                     ----------------------------------
        Net income (loss) attributable to GGD
         Stock-basic and diluted  ..............................     $121,053     $ 77,447     $(30,502)
                                                                     ========     ========     ========

        Shares used in net income per common share-basic .......       79,063       76,531       68,289
        Effect of dilutive securities:
         Employee and director stock options ...................        2,661        2,387           --
         Warrants ..............................................           10            7           --
                                                                     --------     --------     --------
        Dilutive potential common shares (1,2,3) ...............        2,671        2,394           --
                                                                     --------     --------     --------
        Shares used in net income per common
          share-diluted (1,2,3).................................       81,734       78,925       68,289
                                                                     ========     ========     ========

        Net income (loss) per common share - basic .............     $   1.53     $   1.01     $  (0.45)
                                                                     ========     ========     ========

        Net income (loss) per common share - diluted (1,2,3) ...     $   1.48     $   0.98     $  (0.45)
                                                                     ========     ========     ========

----------

     (1) Certain securities were not included in the computation of Genzyme General's diluted earnings per share for the years ended December 31, 1998, 1997 and 1996 because each such security had an exercise price greater than the average market price of GGD Stock during each respective period. Such securities include:

                                                                                       December 31,
              (Amounts in thousands)                                             1998      1997      1996
        --------------------------------------------------------------------------------------------------
        Shares of GGD Stock issuable for options(a).........................     2,827     5,921     3,824
        Shares of GGD Stock issuable for warrants ..........................        40        40        --
                                                                                 -----     -----     -----
           Total shares with exercise prices greater than the average market
                   price of GGD Stock during the year ......................     2,867     5,961     3,824
                                                                                 =====     =====     =====

       (a) Options not included in diluted earnings per share had exercise price ranges of $28.67-$47.88 in 1998, $23.59-$38.00 in 1997, and $3.79-$38.00 in 1996.

     (2) In computing diluted earnings per share for Genzyme General for 1998, the following securities were not included in the calculation because inclusion of such shares would have an anti-dilutive effect on Genzyme General's net income per share: (i) approximately 6,313,000 shares of GGD Stock reserved in May 1998 for issuance upon conversion of the GGD Notes and (ii) approximately 630,000 shares of GGD Stock reserved in August 1998 for issuance upon conversion of the GGD Debentures.

     (3) In computing diluted earnings per share for 1996, exercise of approximately 6,506,000 options and 35,000 warrants were not included because the result would be anti-dilutive due to Genzyme General's net loss in 1996.




  GENZYME TISSUE REPAIR:

     (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                         DECEMBER 31,
     -------------------------------------------------------------------------------------------------------------------
                                                                                 1998             1997              1996
                                                                            --------------------------------------------
     Net loss .........................................................     $(40,386)         $(45,984)        $(42,315)

     Basic and diluted weighted average shares outstanding.............       20,277            14,976           12,525

     Net loss per common share -- basic and diluted....................       $(1.99)           $(3.07)          $(3.38)

     During the years ended December 31, 1998, 1997 and 1996, certain securities were not included in the computation of diluted earnings per share because they would have an anti-dilutive effect due to the net loss for those years. Such securities include:

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  NET INCOME (LOSS) PER SHARE (CONTINUED)

  GENZYME TISSUE REPAIR (CONTINUED):

                                                                                              December 31,
       (Amounts in thousands)                                                    1998             1997              1996
     -------------------------------------------------------------------------------------------------------------------
     Shares of GTR Stock issuable for options..........................         3,398             2,777            2,574
     GTR Designated Shares.............................................           716               885            1,794
     Shares of GTR Stock issuable upon conversion of the GTR Note......         7,810             1,772               --
                                                                               ------             -----            -----
       Total shares excluded from the GTR diluted earnings per
         share calculation.............................................        11,924             5,434            4,368
                                                                               ======             =====            =====


  GENZYME MOLECULAR ONCOLOGY:


     (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                       DECEMBER 31,
     -------------------------------------------------------------------------------------------------------------------
                                                                              1998              1997              1996
                                                                            --------------------------------------------
     Net loss for basic and diluted weighted average shares............     $(19,107)         $(19,578)         $(1,003)

     Basic and diluted weighted average shares outstanding.............        5,019

     Net loss per common share - basic and diluted.....................     $  (3.81)

     Pro forma basic and diluted weighted average shares outstanding...                          3,929            3,929

     Pro forma net loss per common share - basic and diluted...........                         $(4.98)          $(0.26)



     During the years ended December 31, 1998 and 1997, certain securities were not included in the computation of diluted earnings per share because they would have an anti-dilutive effect due to the net loss for the years. Such securities include:


                                                                                      December 31,
     (Amounts in thousands)                                                      1998             1997
     -------------------------------------------------------------------------------------------------
     Shares of GMO Stock issuable for options..........................         1,158               826
     Warrants to purchase GMO Stock....................................            10                10
     GMO Designated Shares.............................................         1,410             6,000
                                                                                -----             -----
     Total shares excluded from the GMO diluted earnings per
       share calculation...............................................         2,578             6,836
                                                                                =====             =====



    During the years ended December 31, 1996, there were no securities outstanding to be considered in this calculation.



COMPREHENSIVE INCOME
Effective January 1, 1998, Genzyme adopted SFAS 130, "Reporting Comprehensive Income", which establishes standards for reporting and displaying comprehensive income and its components in a set of financial statements. Components of comprehensive income are net income and all other non-owner changes in equity such as the change in the cumulative translation adjustment. Genzyme presents such information in its statement of operations.



SEGMENT INFORMATION
In 1998, Genzyme adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 supersedes SFAS 14, "Financial Reporting for Segments of a Business Enterprise," and replaces the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS 131 also requires disclosures about products and services, geographic areas, and major customers. The adoption of SFAS 131 did not affect results of operations or financial position, but did affect the disclosure of segment information (see Note Q., "Segment Information" below).

ACCOUNTING FOR STOCK-BASED COMPENSATION
The Company has elected the disclosure-only alternative permitted under SFAS 123, "Accounting for Stock-Based Compensation". The Company has disclosed herein pro forma net income and pro forma earnings per share in the footnotes using the fair value based method for fiscal 1998, 1997 and 1996.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


NEW ACCOUNTING PRONOUNCEMENTS
In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Accounting for the Costs of Start-Up Activities". SOP 98-5 requires all costs of start-up activities (as defined by SOP 98-5) to be expensed as incurred. The adoption of SOP 98-5 did not have a material impact on Genzyme's consolidated financial statements.

In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS 133 requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value, gains or losses, depends on the intended use of the derivative and its resulting designation. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Genzyme will adopt SFAS 133 by January 1, 2000. Genzyme is evaluating SFAS 133 to determine its impact on its consolidated financial statements.


NOTE B.  OTHER CHARGES
In the third quarter of 1998, Genzyme recorded $26.9 million of charges associated with its Therapeutics and Surgical Products businesses.

The conversion of patients with Gaucher disease from Ceredase(R) enzyme to Cerezyme(R) enzyme is substantially complete. Based on its successful progress in converting patients from Ceredase(R) enzyme to Cerezyme(R) enzyme, Genzyme determined that its existing supply of finished goods of Ceredase(R) enzyme was sufficient to meet patient needs. As a result, in the third quarter of 1998, Genzyme recorded a $14.8 million charge to cost of products sold for the excess inventory used to make Ceredase(R) enzyme.

During the third quarter of 1998, Genzyme reviewed its requirements to support the Sepra Products. As a result, in the third quarter of 1998, Genzyme recorded a $10.4 million charge to cost of products sold to write down Sepra Products inventory amounts to net realizable value. In addition, during the third quarter, the Company wrote-off certain costs related to equipment used to manufacture the Sepra Products totaling $1.7 million.

In the fourth quarter of 1997, Genzyme recorded $29.2 million of charges mainly associated with its Pharmaceuticals and Surgical Products businesses and the sale of GDI, which was sold in 1996. The Pharmaceuticals business unit now focuses on products that are more consistent with Genzyme's long-term business strategy of moving towards higher-value products and away from fine chemical and bulk pharmaceuticals. This change in strategy resulted in a $18.1 million charge to cost of products sold primarily related to the melatonin, bulk pharmaceuticals and fine chemical product lines that were discontinued. In addition, Genzyme recorded charges of $5.5 million to cost of products sold and $3.5 million to SG&A expense primarily related to the manufacturing and selling of Sepracoat(TM) Coating Solution, which was discontinued for the U.S. market after an advisory panel of the FDA recommended against granting marketing approval of this product in 1997. The product is sold outside of the United States. Genzyme also recorded a $2.0 million charge to other expense related to the uncertainty of collection on certain notes receivable.


NOTE C.  SALE OF RESEARCH PRODUCTS BUSINESS ASSETS
On July 1, 1998, Genzyme completed the sale of the primary assets of its research products business to TECHNE. The purchase price consisted of $24.8 million in cash, approximately 987,000 shares of TECHNE common stock, and royalties on TECHNE's biotechnology group sales for the next five years. Royalty income will be recorded as earned. In the third quarter of 1998, Genzyme recorded a gain of $31.2 million related to the sale of the research products business assets.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE D.  ACQUISITIONS
The Company allocates all acquisitions to either Genzyme General, GTR or GMO depending on the nature of the acquired business.

     ALLOCATED TO GENZYME GENERAL:


      NEOZYME II CORPORATION
      In the fourth quarter of 1996, Genzyme acquired Neozyme II Corporation. The aggregate purchase price of Neozyme II was $111.3 million and consisted of $108.2 million of cash, warrants valued at $0.5 million and acquisition costs of $2.6 million. The acquisition was accounted for as a purchase. The excess purchase price was allocated to Neozyme II's only remaining assets, which were technologies still in the development stage. These technologies consisted of specific programs for the treatment of cystic fibrosis and have no alternative future use. Accordingly, the statement of operations for the year ended December 31, 1996 reflects a $106.5 million charge for in-process technology and a related deferred tax benefit of $21.7 million which were recorded upon consummation of the acquisition.


      DEKNATEL SNOWDEN PENCER, INC.
      On July 1, 1996, Genzyme acquired DSP. The purchase price of $252.2 million consisted of cash of approximately $192.0 million, acquisition costs of approximately $4.6 million and debt obligations of DSP of approximately $55.6 million. The acquisition was accounted for as a purchase. The excess of the purchase price over the fair market value of the net assets acquired, approximately $130.8 million, was allocated to goodwill to be amortized over 40 years.

      The purchase price was allocated to the assets and liabilities of DSP based on their estimated respective fair values on the date of acquisition. Completed technology that had reached technological feasibility was valued using a risk adjusted cash flow model under which future cash flows were discounted, taking into account risks related to existing and future markets and assessments of the life expectancy of the completed technology. In-process technology that had not reached technological feasibility and that has no alternative future use was valued using the same method. Expected future cash flows associated with in-process technology were discounted considering risks and uncertainties related to viability of and to the potential changes in future target markets and to the completion of the products expected to be ultimately marketed by Genzyme. The amount allocated to in-process technology of $24.2 million was charged to operations in July 1996 upon completion of the acquisition.

      GENETRIX, INC.

      On May 1, 1996, the Company acquired Genetrix, Inc., a privately held genetic testing laboratory, for an aggregate purchase price of $36.5 million. Approximately $39.0 million was allocated to goodwill and is being amortized over 15 years. The Company incurred restructuring charges of $1.0 million related to closings of laboratories made redundant by the acquisition.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D.  ACQUISITIONS (CONTINUED)

    ALLOCATED TO GENZYME MOLECULAR ONCOLOGY:

      PHARMAGENICS, INC.
      Genzyme acquired PharmaGenics on June 18, 1997. The transaction was accounted for as a purchase. The aggregate purchase price of $27.5 million (net of $0.5 million, which represents fees payable by PharmaGenics in connection with the merger), plus acquisition costs of $2.5 million and assumed liabilities of $4.9 million, has been allocated to the acquired tangible and intangible assets based on their respective fair values (amounts in thousands):


      Equipment.................................................................          $   208
      Other assets..............................................................               50
      Completed technology rights (to be amortized over 3 years)................           20,000
      Goodwill (to be amortized over 3 years)...................................           15,193
      Deferred tax liability (to be amortized over 3 years).....................           (7,600)
      In-process technology.....................................................            7,000
                                                                                          -------
                Total...........................................................          $34,851
                                                                                          =======

      In 1998, there were certain adjustments to the assumed liabilities totaling $0.5 million.

      The $7.0 million allocated to in-process technology represents the value assigned to PharmaGenics's programs which were still in the development stage and for which there was no alternative use. The value assigned to these programs (both complete and in-process) was determined by selecting the maximum anticipated value of these programs based on comparable technologies. The amount allocated to in-process technology was charged to operations in June 1997, the period in which the merger was consummated.

      The deferred tax liability of $7.6 million results from the temporary difference between the book and tax basis of the completed technology computed at a 38.0% incremental tax rate.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      CONSOLIDATED UNAUDITED PRO FORMA FINANCIAL INFORMATION
      The following unaudited pro forma information presents the results of operations of Genzyme for the year ended December 31, 1997 as if the acquisition of PharmaGenics had been consummated on January 1, 1997. The pro forma information does not purport to be indicative of what would have occurred had the acquisition been made on that date or of results that may occur in the future. The pro forma financial information does not include $7.0 million in charges for in-process technology:

                                                                                   YEAR ENDED DECEMBER 31,
      (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                     1997
      ---------------------------------------------------------------------------------------------------
      Pro forma revenues........................................................         $608,916

      Pro forma net income......................................................           $7,832


      Pro forma net loss attributable to GMO Stock..............................         $(25,926)

      Pro forma net loss per GMO common share -basic and diluted................           $(6.60)
                                                                                           ======

      Pro forma weighted average shares outstanding.............................            3,929
                                                                                            =====



NOTE E.  OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS
Off-balance-sheet financial instruments create various degrees and types of risk to Genzyme, including credit, interest rate and liquidity risk.

In the normal course of business, Genzyme enters into interest rate swap contracts to hedge interest rate risk related to its variable rate notes payable. Interest rate swaps generally involve the exchange of fixed and variable interest payments between two parties based on a common notional principal amount and maturity date. The notional amount of interest rate contracts is the amount upon which interest and other payments under the contract are based. The primary risks associated with interest rate swaps are the exposure to movements in interest rates and the ability of counterparties to meet the terms of the contract.

In December 1996, Genzyme entered into a $100.0 million interest rate swap contract to effectively convert the variable interest rate on borrowings under its $225 million revolving credit facility to a fixed interest rate. Net payments made or received under the interest rate swap contract are recorded as interest expense. At December 31, 1998, the interest rate swap contract had a termination value of approximately $1.2 million with a notional value of approximately $100.0 million. The agreement matures in 1999.


NOTE F.  ACCOUNTS RECEIVABLE AND INTANGIBLE ASSETS
Genzyme's trade receivables primarily represent amounts due from healthcare service providers and companies and institutions engaged in research, development or production of pharmaceutical and biopharmaceutical products. Genzyme performs ongoing credit evaluations of its customers and generally does not require collateral. Accounts receivable are stated at fair value after reflecting the allowance for doubtful accounts of $13.9 million and $12.1 million at December 31, 1998 and 1997, respectively.

Net intangible assets for Genzyme as of December 31, 1998 and 1997 includes $178.0 million and $191.7 million, respectively, of goodwill primarily due to acquisitions.

As of December 31, 1998 and 1997 accumulated amortization of intangible assets was $70.7 million and $43.3 million, respectively.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE G.  INVENTORIES
Inventories at December 31 consist of the following:

              (DOLLARS IN THOUSANDS)                                      1998                      1997
              --------------------------------------------------------------------------------------------
              Raw materials...................................        $ 41,328                  $ 48,392
              Work-in-process.................................          27,474                    31,994
              Finished products...............................          41,031                    59,295
                                                                      --------                  --------
                                                                      $109,833                  $139,681
                                                                      ========                  ========




NOTE H.  PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment at December 31 include the following:

              (DOLLARS IN THOUSANDS)                                      1998                      1997
              ------------------------------------------------------------------------------------------
              Plant and equipment.............................       $ 257,706                 $ 249,718
              Land and buildings..............................         156,067                   141,020
              Leasehold improvements..........................          71,425                    65,672
              Furniture and fixtures..........................          17,619                    15,364
              Construction-in-progress........................          30,805                    24,953
                                                                     ---------                 ---------
                                                                       533,622                   496,727
              Less accumulated depreciation...................        (151,003)                 (111,379)
                                                                     ---------                 ---------
              Property, plant and equipment, net..............       $ 382,619                 $ 385,348
                                                                     =========                 =========

Depreciation and amortization expense was $39.2 million, $33.5 million and $23.1 million in 1998, 1997 and 1996, respectively.

The Company attributes its fixed assets to Genzyme General, GTR or GMO based on use.

The Company has capitalized approximately $34.6 million of gross process validation and optimization costs related to its manufacturing facilities. The Company capitalized approximately $0.7 million, $0.5 million and $2.2 million of interest costs in 1998, 1997 and 1996, respectively, related to facility construction.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE I.  INVESTMENTS

   MARKETABLE SECURITIES

   Consolidated investments in marketable securities at December 31 consisted of the following:

                                                   1998                      1997
               ---------------------------------------------------------------------------
                                                         MARKET                    MARKET
               (DOLLARS IN THOUSANDS)       COST         VALUE         COST        VALUE
               ---------------------------------------------------------------------------
                Cash Equivalents:
                  Corporate notes ....     $  8,131     $  8,129     $ 17,036     $ 17,034
                  Money market fund...       70,805       70,805       67,649       67,650
                                           --------     --------     --------     --------
                                           $ 78,936     $ 78,934     $ 84,685     $ 84,684
                                           ========     ========     ========     ========

                Short Term:
                  Corporate notes ....     $175,002     $175,453     $ 51,280     $ 51,259
                                           ========     ========     ========     ========

                Long Term:
                  Corporate notes ....     $226,002     $226,259     $ 70,981     $ 70,921
                   Federal ...........       33,412       33,581           --           --
                   U.S. Treasury notes       21,323       21,824       21,667       21,755
                                           --------     --------     --------     --------
                                           $280,737     $281,664     $ 92,648     $ 92,676
                                           ========     ========     ========     ========

                Equity securities ....     $ 62,244     $ 51,977     $ 29,609     $ 30,047
                                           ========     ========     ========     ========


   Investments in marketable securities are attributed to either Genzyme General, GTR or GMO.


   REALIZED AND UNREALIZED GAINS AND LOSSES ON MARKETABLE SECURITIES AND EQUITY INVESTMENTS

   In 1998, Genzyme recorded a gain of $3.4 million upon the sale of a portion of its TECHNE common stock received from the sale of Genzyme's research products assets to TECHNE. In 1998, Genzyme also recorded a charge of $3.4 million related to a write-down of a strategic equity investment whose decline in value was considered "other than temporary". Investment income for 1997 and 1996 includes gross realized losses of $2,000 and $47,000, respectively.


   Gross unrealized holding losses of $12.5 million and unrealized holding gains of $3.6 million were recorded at December 31, 1998 in stockholders' equity as compared to unrealized holding losses of $3.0 million and unrealized holding gains of $3.4 million at December 31, 1997.



   Information regarding the range of contractual maturities of investments in debt securities at December 31 is as follows:


                                                1998                       1997
   ------------------------------------------------------------------------------------
                                                     MARKET                     MARKET
   (DOLLARS IN THOUSANDS)                COST        VALUE         COST         VALUE
   ------------------------------------------------------------------------------------
    Within 1 year ................     $253,939     $254,387     $135,965     $135,943
    After 1 year through 2 years .      259,363      259,788       63,905       63,855
    After 2 years through 10 years       21,373       21,876       28,743       28,821
                                       --------     --------     --------     --------
                                       $534,675     $536,051     $228,613     $228,619
                                       ========     ========     ========     ========

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I.  INVESTMENTS (CONTINUED)

   MARKETABLE SECURITIES (CONTINUED)

   The Company holds certain strategic investments in equity securities of unconsolidated entities which may be attributed to either Genzyme General, GTR or GMO.

   INVESTMENTS ALLOCATED TO GENZYME GENERAL (amounts in thousands), except shares owned):



                                                           Adjusted    Market     Unrealized
Entity                                                       Cost       Value     Gain (Loss)
------                                                     --------    -------    -----------
ABIOMED, Inc. ...........................................   $15,804    $11,323      $ (4,481)
Aronex Pharmaceuticals, Inc. ............................     1,693        846          (847)
BioMarin Pharmaceutical, Inc.............................     8,000      8,000            --
Celtrix Pharmaceuticals, Inc.(3).........................     4,898      4,898            --
Dyax Corporation ........................................     3,000      3,000            --
GelTex Pharmaceuticals, Inc. ............................     2,500      2,263          (237)

Pharming Group, N.V(1) ..................................    13,983
    Revaluation of investment in Pharming ...............     1,122
                                                            -------
  Adjusted investment in Pharming .......................    15,105      8,497        (6,608)
                                                            -------

TECHNE Corporation(2) ...................................     9,126     11,196         2,070
Other....................................................     2,118      1,954          (164)
                                                            -------    -------      --------
Total investment in equity securities
  as of December 31, 1998 ...............................   $62,244    $51,977      $(10,267)
                                                            =======    =======      ========


     SUMMARY:

                                                                       DECEMBER 31,
                                                            ----------------------------------
     (AMOUNTS IN THOUSANDS)                                   1998                      1997
     ------------------------------------------               ----                      ----
     Adjusted historical cost of investments
         in equity securities..................             $ 62,244                   $29,609
     Net unrealized gains (losses).............              (10,267)                      438
                                                            --------                   -------
     Investment in equity securities at market value:       $ 51,977                   $30,047
                                                            ========                   =======

(1) The investment in Pharming is denominated in guilders and the revaluation entry represents the translation of the historical guilder amount of the investment into US dollars at the December 1998 month-end rate.

(2) In December 1998, Genzyme sold a portion of TECHNE common stock for net proceeds of $9.6 million and recorded a gain of approximately $3.4 million related to the sale.

(3) In December 1998, Genzyme determined that a portion of the impairment in its investment in Celtrix was "other than temporary." Accordingly, a loss of approximately $3.4 million was charged to operations in 1998.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I. INVESTMENTS (CONTINUED)

     EQUITY INVESTMENTS ALLOCATED TO GENZYME GENERAL

     DYAX CORPORATION
     In October 1998, Genzyme entered into a collaboration agreement with Dyax Corporation to develop and commercialize one of Dyax's proprietary compounds for the treatment of chronic inflammatory diseases. Dyax will fund the first $6.0 million in development costs, and the parties will split all subsequent development costs equally. In connection with that agreement, Genzyme made an investment of $3.0 million in the convertible preferred stock of Dyax and made a $3.0 million line of credit available to help Dyax fund its operations. As of December 31, 1998, Dyax had not borrowed any money under the line of credit. Genzyme is required to make milestone payments to Dyax upon FDA approval of products that arise out of the collaboration, and will share equally with Dyax all profits from the sale of these products. Genzyme's Chairman and Chief Executive Officer is a director of Dyax and Dyax's Chief Executive Officer is a director of Genzyme.


     GENZYME TRANSGENICS CORPORATION
     Genzyme currently holds approximately 40.4% of the outstanding common stock of GTC, and accounts for its investment in GTC under the equity method. Genzyme and GTC are parties to a services agreement (which is currently under renegotiation) under which GTC pays Genzyme for certain basic services provided by Genzyme, such as treasury, data processing and laboratory support services, a sublease agreement pursuant to which Genzyme subleases a portion of one of its facilities in Framingham, Massachusetts to GTC and a research and development agreement pursuant to which Genzyme and GTC each perform certain research services for each other. During 1998, Genzyme received approximately $4.8 million from GTC pursuant to the three agreements between the companies and GTC received approximately $3.6 million from Genzyme pursuant to the research and development agreement. At December 31, 1998, Genzyme had a receivable of $1.5 million from GTC.

     The fair market value of the GTC shares owned by Genzyme, based on quoted market prices, was $41.8 million and $71.5 million at December 31, 1998 and 1997, respectively. The Company reported equity in GTC's net losses of $7.4 million, $2.9 million and $3.4 million for the years ended December 31, 1998, 1997 and 1996, respectively.

     Following are condensed statements of operations and balance sheet data of
     GTC:


                                                                  YEAR ENDED DECEMBER 31,
     (DOLLARS IN THOUSANDS)                                1998              1997              1996
     ------------------------------------------------------------------------------------------------
     Revenues........................................    $ 62,412          $62,938           $46,834
     Operating loss..................................     (19,365)          (8,352)           (7,253)
     Net loss........................................     (19,950)          (9,343)           (7,746)


                                                                                DECEMBER 31,
     (DOLLARS IN THOUSANDS)                                                 1998             1997
     -----------------------------------------------------------------------------------------------------
     Current assets..................................                    $32,417          $24,400
     Noncurrent assets...............................                     50,920           46,580
     Current liabilities.............................                     37,297           32,823
     Noncurrent liabilities..........................                      9,836           10,779

       GTC CREDIT FACILITIES
       Genzyme has guaranteed GTC's obligations under a $17.5 million credit facility and a $7.1 million term loan with a commercial bank. In exchange for this guarantee, GTC issued Genzyme a warrant to purchase up to 288,000 shares of GTC common stock at an exercise price of $4.875 per share. Of these shares, 96,000 are currently exercisable. GTC also issued Genzyme a warrant to purchase 145,000 shares of GTC common stock at an exercise price of $2.84375 per share in connection with the guarantee by Genzyme of GTC's obligations under a prior credit facility. All of the shares subject to this warrant are exercisable.


       CONVERTIBLE DEBT AGREEMENT

       In December 1998, Genzyme and GTC further amended and restated their Convertible Debt Agreement (the "Convertible Debt Agreement"). Under the Convertible Debt Agreement, the available line of credit from Genzyme to GTC is $8,327,000 and the expiration date is March 31, 2000. GTC has an option to convert any outstanding balance to a three year term loan. The interest rate of the Convertible Debt Agreement was 7% through April 1, 1998 increasing annually through the end of the Convertible Debt Agreement; starting at the lower of 8% or prime in the first year increasing to the lower of 10% or prime lending rate plus 2% in the first year of the Convertible Debt Agreement. As a result of GTC's preferred stock offering in March 1998 the Convertible Debt Agreement was reduced to approximately $6.3 million. There are certain financial covenants under the Convertible Debt Agreement. Any amounts outstanding under the Convertible Debt Agreement may be converted into shares of GTC common stock at Genzyme's option at any time or at GTC's option on a quarterly basis. All such conversions are to be based on the average closing stock price over 20 trading days ending two trading days prior to the date of conversion. The largest amount outstanding under this line of credit during the fiscal year ended December 31, 1998 was $3.0 million. As of December 31, 1998, no balances remained outstanding under this credit line.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     NOTE I.  INVESTMENTS (CONTINUED)

       ATIII LLC
       Effective January 1998, Genzyme and GTC established ATIII LLC, a joint venture for the development and commercialization of ATIII. Genzyme and GTC will provide 70% and 30%, respectively, of the first $33.0 million in development costs under the program. Development costs in excess of $33.0 million will be shared equally by the partners and all profits from the sale of ATIII will be split equally. To the extent that either party fails to fund its share of costs and expenses, the profit sharing interests and the future funding obligations of the parties may be proportionately adjusted. The joint venture has the right to commercialize ATIII worldwide, excluding Asia. GTC contributed ATIII and certain of the product's underlying patents and technology to the joint venture. Genzyme also contributed patents and technology underlying the product to the joint venture. Pursuant to the terms of the joint venture agreements, Genzyme will pay GTC certain amounts upon the achievement of certain milestones. GTC will manufacture ATIII in bulk form and Genzyme will perform the finished processing work. Genzyme, as the exclusive distributor for ATIII LLC, will market and sell products for the joint venture in the territory. The joint venture agreements supersede and replace the provisions of an earlier agreement between the parties pursuant to which Genzyme had funded the ATIII program.

       The minority interest of $4.3 million for the year ended December 31, 1998 relates to the portion of the results of operations of ATIII LLC that is allocable to GTC. There were no corresponding amounts for the years ended December 31, 1997 or 1996. Genzyme's Chairman and Chief Executive Officer is a director of GTC.


     INVESTMENTS IN JOINT VENTURES ALLOCATED TO GENZYME GENERAL:

       RENAGEL LLC
       In June 1997, Genzyme and GelTex established RenaGel LLC, a joint venture for the final development and commercialization of Renagel(R) Capsules. The joint venture has rights to commercialize Renagel(R) Capsules worldwide, except in Japan and Pacific Rim countries. Genzyme will market and sell products for the joint venture in the territory. Each of Genzyme and GelTex currently hold a 50% ownership interest in RenaGel LLC. Genzyme and GelTex are each required to fund 50% of the joint venture's costs and expenses, and will share equally in the profits. To the extent that either party fails to fund its share of costs and expenses, the profit sharing interests and the future funding obligations of the parties may be proportionately adjusted. GelTex contributed Renagel(R) Capsules and the product's underlying patents and technologies to the joint venture.

       Pursuant to the terms of the agreement, Genzyme committed to pay GelTex a total of $27.5 million. When the joint venture agreements were signed, Genzyme made a $2.5 million equity investment of GelTex common stock at $25.00 per share, which represents less than 1% ownership in GelTex. Genzyme also paid GelTex $15.0 million in November 1998 when Renagel(R) Capsules received FDA marketing approval. Genzyme will make an additional $10.0 million milestone payment in October 1999. The $25.0 million in milestone payments has been capitalized.

       As of December 31, 1998, Genzyme General has provided a total of $14.4 million of funding to the joint venture and realized net losses from the joint venture of $7.5 million in 1998 and $2.3 million in 1997. Summary financial information is not presented as the impact of RenaGel LLC's activities on the Company's statement of operations for the years ended December 31, 1998 and 1997 is not considered to be material. At December 31, 1998, Genzyme had a receivable from RenaGel LLC of $1.1 million. The Company's Chairman and Chief Executive Officer is a director of GelTex and another director of the Company is Chairman of GelTex.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I. INVESTMENTS (CONTINUED)

INVESTMENTS IN JOINT VENTURES ALLOCATED TO GENZYME GENERAL (CONTINUED):

BIOMARIN/GENZYME LLC

In September 1998, Genzyme formed BioMarin/Genzyme LLC, a joint venture with BioMarin for the development and commercialization of alpha-L-iduronidase, a recombinant enzyme to treat MPS I. Funding for and profits of the joint venture will be shared equally by Genzyme and BioMarin. Pursuant to the terms of joint venture agreement, Genzyme will pay BioMarin a $12.1 million milestone payment upon receipt of FDA approval of a Biologics License Application for alpha-L-iduronidase to treat MPS I. As of December 31, 1998, Genzyme General has provided a total of $1.4 million of funding to the joint venture and realized net losses from the joint venture of $0.9 million in 1998. Summary financial information is not presented as the impact of BioMarin/Genzyme LLC's activities on the Company's statement of operations for the year ended December 31, 1998 is not considered to be material.

PHARMING/GENZYME LLC

On October 14, 1998 Genzyme General and Pharming formed Pharming/Genzyme LLC, joint venture to develop and commercialize worldwide the human enzyme alpha-glucosidase as a treatment for Pompe disease. Under the terms of the agreement, Genzyme General will fund the first $14.0 million of development costs. Thereafter, funding for and profits of the joint venture will be shared equally by Genzyme and Pharming. As of December 31, 1998, Genzyme General has provided a total of $3.2 million of funding to the joint venture and realized net losses from the joint venture of $4.0 million in 1998. Summary financial information is not presented as the impact of Pharming/Genzyme LLC's activities on the Company's statement of operations for the year ended December 31, 1998 is not considered to be material.

INVESTMENT IN JOINT VENTURE ALLOCATED TO GENZYME TISSUE REPAIR:

DIACRIN/GENZYME LLC

On October 1, 1996, Diacrin/Genzyme LLC was established as a joint venture between GTR and Diacrin to develop and commercialize products and processes using porcine fetal cells for the treatment of Parkinson's and Huntington's disease in humans. Under the terms of the joint venture agreement, GTR provided 100% of the initial $10.0 million of the funding requirements and will provide 75% of the next $40.0 million of funding requirements for products to be developed by the joint venture. Thereafter, all costs will be shared equally by the two parties. As of December 31, 1998, GTR has provided a total of $15.7 million of funding to the joint venture, $5.1 million of which was provided by Genzyme General in exchange for 489,810 GTR Designated Shares. GTR realized net losses from the joint venture of $7.7 million in 1998, $6.7 million in 1997 and $1.7 million in 1996. During February 1998, GTR's funding obligation of the expenses incurred by Diacrin/Genzyme LLC decreased from 100% to 75%, because the initial $10.0 million of the funding requirements had been provided by that date. Summary financial information is not presented as the impact of the joint venture's activities on the Company's statement of operations for the years ended December 31, 1998, 1997 and 1996 is not considered to be material. The Company's Chairman and Chief Executive Officer is a director of Diacrin.

Genzyme has announced its intent to reallocate this joint venture from GTR to Genzyme General. See Note S., "Subsequent Events," below.

In 1996, Genzyme agreed to make available an unsecured, subordinated line of credit of up to $10.0 million to Diacrin that may be used by Diacrin under certain circumstances only to fund capital contributions to Diacrin/Genzyme LLC. There have been no draws on the line of credit to date.

INVESTMENT IN JOINT VENTURE ALLOCATED TO GENZYME MOLECULAR ONCOLOGY:
STRESSGEN/GENZYME LLC

In July 1997, StressGen/Genzyme LLC was established as a joint venture among Genzyme, StressGen Biotechnologies Corporation ("StressGen") and the Canadian Medical Discoveries Fund ("CMDF") to develop stress gene therapies for the treatment of cancer. CMDF provided $10.0 million (Canadian) in funding in connection with the joint venture. Each of Genzyme and StressGen (through a U.S. subsidiary) also made a capital contribution to StressGen/Genzyme LLC in the amount of $1.0 million (Canadian) and a limited recourse loan was made by a U.S. subsidiary of StressGen to StressGen/Genzyme LLC in the amount of $7.0 million (Canadian). In addition, Genzyme and StressGen have agreed to provide in equal shares any additional capital required by the joint venture in excess of the initial $10.0 million (Canadian) in funding.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I. INVESTMENTS (CONTINUED)

Genzyme and StressGen have an option, payable in equal shares, to purchase CMDF's membership interest in StressGen/Genzyme LLC at any time during the three-year period beginning July 31, 1999 and ending July 31, 2002. In addition, at any time during the 30-day period commencing on the date when not less than 75% of the initial funding provided by CMDF has been spent by the joint venture, but in no event later than July 31, 1999, CMDF shall have the right to require Genzyme and StressGen to purchase its membership interest at an aggregate purchase price of $10.0 million (Canadian) plus interest thereon at a rate per annum equal to the Canadian prime rate plus 1%. This purchase right will terminate if not exercised by CMDF during such 30-day period.

Prior to any repurchase of CMDF's membership interest in StressGen/Genzyme LLC, profits from the joint venture will be shared in proportion to the capital contributions of the three parties. Following any repurchase of CMDF's membership interest, profits will be shared equally by StressGen and Genzyme. However, GMO currently records 50% of the net operating losses of the joint venture due to the existence of CMDF's put right. Accordingly, for the years ended December 31, 1998 and 1997, GMO recorded $1.6 million and $0.3 million, respectively, of equity in loss of joint venture.

For the years ended December 31, 1998 and 1997, GMO recorded $2.2 million and $0.3 million, respectively, of research and development revenue and $2.0 million and $0.3 million, respectively, for cost of research and development revenue related to services billed to StressGen/Genzyme LLC. GMO had a receivable of $0.1 million due from StressGen/Genzyme LLC at December 31, 1998, which is included in other current assets.

As of December 31, 1998, GMO's portion of the cumulative losses of StressGen/Genzyme LLC exceeded its initial capital contribution of $0.7 million and GMO has recorded $1.2 million of a noncurrent liability due to the existence of CMDF's put right.

Summary financial information for StressGen/Genzyme LLC is not presented as the impact of StressGen/Genzyme LLC activities on Genzyme's statement of operations for the years ended December 31, 1998 and 1997 is not considered to be material.

NOTE J. ACCRUED EXPENSES

Accrued expenses at December 31 include the following:

(DOLLARS IN THOUSANDS)                                 1998                1997
                                                      -------            -------
Compensation .............................            $23,310            $21,917
Technology access fee ....................             10,000               --
Professional fees ........................              6,146              7,949
Royalties ................................              6,895              8,421
Rebates ..................................              5,663              4,575
Other ....................................             22,063             29,241
                                                      -------            -------
                                                      $74,077            $72,103
                                                      =======            =======

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE K. LONG-TERM DEBT AND LEASES

LONG-TERM DEBT

Although the Company retains responsibility for the repayment of all long-term debt obligations, such debt and leases are allocated to Genzyme General, GTR or GMO for reporting purposes based on the intended use of the funds borrowed under each instrument or facility or equipment leased.

Long-term debt at December 31 is comprised of the following:

(DOLLARS IN THOUSANDS)                                        1998          1997
                                                            ---------     ---------
5.25% convertible subordinated notes due June 2005 .......  $ 250,000     $    --
Revolving credit facility due November 1999 ..............    100,000       118,000
5% GGD Notes due August 2003 .............................     21,559          --
6% convertible subordinated debentures ...................       --          16,617
5% convertible subordinated note due February 2000........     12,579        12,681
Mortgage note payable, matures June 1999 .................       --          19,833
Other mortgage notes payable .............................      3,167         3,856
                                                            ---------     ---------
                                                              387,305       170,987
Less current portion .....................................   (100,080)         (711)
                                                            ---------     ---------
                                                            $ 287,225     $ 170,276
                                                            =========     =========

In February 1998, Genzyme repaid the remaining $0.7 million principal balance due on a mortgage note due January 2008.

In November 1998, Genzyme repaid the remaining $19.4 million principal balance due on a mortgage note due June 1999, plus accrued interest of $0.2 million.

The minimum annual principal repayment of obligations for long-term debt, excluding capital leases, in each of the next five years are as follows: 1999 - $100,080,000, 2000 - $12,668,000, 2001 - $98,000, 2002 - $109,000, 2003 -
$21,680,000 and thereafter $252,670,000.

REVOLVING CREDIT FACILITY

Genzyme has a $225 million revolving credit facility with a syndicate of commercial banks. Amounts drawn under this facility may be allocated to Genzyme General, GTR or GMO. As of December 31, 1998, Genzyme had $100.0 million of debt outstanding under the revolving credit facility, $82.0 million of which was allocated to Genzyme General and $18.0 million of which was allocated to GTR.

Loans bear interest at LIBOR plus an applicable margin pursuant to the terms and conditions defined in the credit agreement. The notes have certain covenants which require Genzyme to, among other things, maintain certain levels of earnings and liquidity ratios. If Genzyme defaults on the covenants the revolving credit facility is payable on demand. The stock of Genzyme Securities Corporation, a Massachusetts securities corporation, is pledged as collateral for this facility. As of December 31, 1998, the interest rate on amounts outstanding under the revolving credit facility was approximately 5.75%. Genzyme pays a commitment fee ranging from .15% to .375% on the unused portion of the revolving credit facility.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K.  LONG-TERM DEBT AND LEASES (CONTINUED)


5.25% CONVERTIBLE SUBORDINATED NOTES


In May 1998, Genzyme raised approximately $243.0 million, net of the initial purchasers' discount and offering costs, from the issuance of the GGD Notes. The GGD Notes bear interest at 5.25% per annum and interest is payable semi-annually on June 1 and December 1 of each year, commencing on December 1, 1998. The GGD Notes are convertible, at any time at or before maturity (unless previously redeemed), into shares of GGD Stock at a conversion price of $39.60 per share, subject to adjustment for certain events. As a result of the GMO Dividend, holders of the GGD Notes will also be entitled to receive 0.10805 share of GMO Stock for each share of GGD Stock issued upon conversion. The GGD Notes may not be redeemed prior to June 10, 2001 and are redeemable, subject to certain subordination provisions, on such date and thereafter at the option of Genzyme, as a whole or from time to time in part, at the following prices (expressed as percentages of the principal amount) plus accrued interest to, but not including, the redemption date: 102.63% if redeemed on or before May 31, 2002, 101.75% if redeemed between June 1, 2002 and May 31, 2003; 100.88% if redeemed between June 1, 2003 and May 31, 2004; and 100% if redeemed on or after June 1, 2004. The fair value of the GGD Notes at December 31, 1998, based upon quoted market prices, totaled $322.0 million.



GTR'S 5% CONVERTIBLE NOTE


On February 28, 1997, GTR raised $13.0 million through the private placement of the GTR Note. The GTR Note became convertible beginning May 29, 1997 into shares of GTR Stock and, beginning August 1997, at a discount to the average of the closing bid prices of the GTR Stock on the Nasdaq National Market for the 25 trading days (the "Average GTR Stock Price") immediately preceding the conversion date. The discount started at 2% beginning in August 1997 and increased to 11% in November 1998. Thereafter, the conversion price is the lesser of 89% of the Average GTR Stock Price preceding the conversion date or May 28, 1998, 15 months after the date of issue. In the first quarter of 1997, GTR recorded $11.5 million of proceeds attributed to the value of the debt and $1.5 million attributed to the value of the conversion feature (recorded as an increase to division equity). The debt has been accreted to its face value by a charge to interest expense of $1.6 million over the term of the initial 15 month conversion period. GTR recorded interest expense related to the accretion of this debt of $0.5 million and $1.1 million in the years ended December 31, 1998 and 1997, respectively.


In November 1998, the holder of the GTR Note converted $600,000 of the principal amount of the GTR Note in exchange for 223,405 shares of GTR Stock. Due to the conversion, GTR paid $1.1 million of accrued interest in cash to the holder of the GTR Note, which represented all of the accrued interest on the GTR Note.


GGD DEBENTURES


In August 1997, GMO raised $20.0 million through the private placement of the GMO Debentures. In the third quarter of 1997, GMO recorded $16.5 million of proceeds attributable to the value of the debt and $3.5 million attributed to the value of the conversion feature (recorded as an increase to stockholders' equity). The debt was accreted to its $20.0 million face value by a charge to interest expense of $3.5 million over the term of the initial 15 month conversion period. The GMO Debentures provided that if the effective date of the initial public offering of GMO Stock did not occur before August 29, 1998, at the holder's option, the GMO Debentures could be exchanged for the GGD Debentures. Effective August 1998, all of the holders of the GMO Debentures exercised their option to exchange their GMO Debentures, plus accrued interest of $1.2 million, for the GGD Debentures. Approximately 3,029,000 GMO Designated Shares were reserved in connection with this exchange, subject to adjustment based on the fair market value of GMO Stock on October 16, 1999. GMO recorded $1.9 million and $1.0 million of interest expense related to the accretion of this debt in 1998 and 1997, respectively. Genzyme General recorded $0.7 million of interest expense related to the accretion of this debt in 1998.

MORTGAGE NOTES

The Company's remaining mortgage note matures December 2003 and is collateralized by land and buildings with a net book value of $3.5 million at December 31, 1998. This mortgage, which bears interest at 10.5%, is attributed to Genzyme General

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE K. LONG-TERM DEBT AND LEASES (CONTINUED)


OPERATING LEASES

Total rent expense under operating leases was $18.4 million, $16.3 million and $12.8 million in 1998, 1997 and 1996, respectively. The Company leases facilities and personal property under certain operating leases in excess of one year.



FUTURE MINIMUM PAYMENTS DUE UNDER OPERATING LEASES:

Future minimum payments due under the Company's operating leases are as follows:



(DOLLARS IN THOUSANDS)                                OPERATING
                                                       LEASES
                                                       -------
1999 .....................................            $ 21,535
2000 .....................................              20,443
2001 .....................................              17,309
2002 .....................................              13,867
2003 .....................................              13,163
Thereafter ...............................             129,191
                                                      --------
Total minimum payments ...................            $215,508
                                                      ========

A sixty-five year lease commenced on June 1, 1992 between a wholly owned subsidiary of Genzyme and a third party lessor. Genzyme recorded total rent expense under this lease of $1,517,000, $1,290,000 and $886,000 in 1998, 1997 and 1996, respectively. The lease provides for escalations every five years based on the Consumer Price Index Escalation with a minimum escalation of 3% per year. Therefore, rent expense on a straight-lined basis is $1,517,000 per year.

GTR leases from Genzyme General a portion of a research and development facility. GTR is obligated to pay Genzyme General $0.6 million per year for 3 years commencing on July 1, 1998. Total rent expense for 1998 was $0.3 million. Diacrin/Genzyme LLC has subleased a portion of this facility and is obligated to pay GTR rent of $0.4 million per year pursuant to the terms of the sublease agreement. Total rent expense under the sublease for 1998 was $0.2 million.



NOTE L. STOCKHOLDERS' EQUITY

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


STOCK OFFERINGS

In 1997, Genzyme sold 4,000,000 shares of GTR Stock for net proceeds of $29.0 million.

STOCK SPLIT

All share and per share amounts herein have been restated to reflect the 2-for-1 split of shares of GGD Stock on July 25, 1996.

DIRECTORS' DEFERRED COMPENSATION PLAN

Genzyme's Directors' Deferred Compensation Plan allows each member of the Genzyme Board who is not also an officer, employee or consultant of Genzyme to defer receipt of all or a portion of the cash compensation payable to him or her as a director of Genzyme and receive either cash or stock in the future. Compensation may be deferred until the termination of services as a director or, subject to certain restrictions, such other date as may be specified by the director. All of the current directors of Genzyme, other than those directors who are also officers, employees or consultants of Genzyme, are eligible to participate in the plan and as of December 31, 1998, one of the directors has elected to participate in the plan. Genzyme has reserved 50,000 shares of GGD Stock, 100,000 shares of GTR Stock and 50,000 shares of GMO Stock to cover distributions of shares credited to stock accounts under the Directors' Deferred Compensation Plan (subject in each case to adjustments for stock splits, stock dividends, and certain transactions affecting Genzyme's capital stock). As of December 31, 1998, no shares of GGD Stock, GTR Stock, or GMO Stock credited to stock accounts under the Directors' Deferred Compensation Plan have been distributed to participants.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE L. STOCKHOLDERS' EQUITY (CONTINUED)

SHARES RESERVED FOR ISSUANCE UNDER THE EQUITY PLANS, DIRECTORS' STOCK OPTION PLAN AND EMPLOYEE STOCK PURCHASE PLAN

At December 31, 1998, approximately 14,888,000 shares of GGD Stock, 5,253,000 shares of GTR Stock and 4,139,000 shares of GMO Stock were reserved for issuance under the Company's 1990 Equity Incentive Plan, as amended, 1997 Equity Plan, 1998 Director Stock Option Plan, 1990 Employee Stock Purchase Plan, as amended, and upon the exercise of outstanding warrants.


STOCK OPTIONS

Pursuant to the 1990 Equity Incentive Plan, as amended, and the 1997 Equity Plan, options may be granted to purchase an aggregate of 23,800,000 shares of GGD Stock, 5,300,000 shares of GTR Stock and 3,500,000 shares of GMO Stock. The plans allow the granting of stock options at not less than fair market value at date of grant, and stock appreciation rights, performance shares, restricted stock and stock units to employees and consultants of the Company, each with a maximum term of ten years. In addition, Genzyme has a 1998 Director Stock Option Plan pursuant to which nonstatutory stock options up to a maximum of 354,000 shares of GGD Stock, 200,000 shares of GTR Stock and 140,000 shares of GMO Stock are automatically granted at fair market value to members of the Genzyme Board upon their election or reelection as directors. For each year of a director's term of office, he or she receives an option to purchase 4,000 shares of GGD Stock and a number of GTR Stock and GMO Stock options with a market value equal to one-quarter of the market value of the stock subject to GGD Stock options. All options expire ten years after the initial grant date and generally vest over four years.


Stock option activity is summarized below:

                                                            WEIGHTED
                                             SHARES         AVERAGE
                                          UNDER OPTION   EXERCISE PRICE   EXERCISABLE
                                          ------------   --------------   -----------
GGD STOCK:
Outstanding at December 31, 1995 ....      12,172,666         17.79        5,138,502
  Granted ...........................       3,442,484         29.16
  Exercised .........................        (906,041)        15.70
  Forfeited and cancelled ...........        (643,626)        22.81
                                          -----------

Outstanding at December 31, 1996 ....      14,065,483         20.48        6,505,835
  Granted ...........................       2,083,936         29.86
  Exercised .........................      (1,760,934)        16.25
  Forfeited and cancelled ...........      (1,041,218)        23.77
                                          -----------
Outstanding at December 31, 1997 ....      13,347,267         22.22        6,982,224
  Granted ...........................       2,482,222         29.61
  Exercised .........................      (3,319,203)        20.11
  Forfeited and cancelled ...........        (917,556)        27.21
                                          -----------

Outstanding at December 31, 1998 ....      11,592,730         24.00        5,579,267
                                          ===========

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE L. STOCKHOLDERS' EQUITY (CONTINUED)

STOCK OPTIONS (CONTINUED)

GTR STOCK:
Outstanding at December 31, 1995 ......     1,985,237          8.66          449,257
  Granted .............................       819,142         12.88
  Exercised ...........................       (81,117)         5.23
  Forfeited and cancelled .............      (149,043)         9.50
                                           ----------

Outstanding at December 31, 1996 ......     2,574,219         10.73          739,421
  Granted .............................       636,605          9.84
  Exercised ...........................      (100,407)         5.21
  Forfeited and cancelled .............      (333,655)        12.75
                                           ----------

Outstanding at December 31, 1997 ......     2,776,762         10.50        1,084,532
  Granted .............................       996,019          5.44
  Exercised ...........................       (71,491)         4.83
  Forfeited and cancelled .............      (303,344)        10.47
                                           ----------

Outstanding at December 31, 1998 ......     3,397,946          9.13        1,464,732
                                           ==========

                                                           WEIGHTED
                                             SHARES         AVERAGE
                                          UNDER OPTION   EXERCISE PRICE   EXERCISABLE
                                          ------------   --------------   -----------
GMO STOCK:
Outstanding June 18, 1997 ..............           --

    Granted ............................      826,334          7.00
                                           ----------

Outstanding at December 31, 1997 .......      826,334          7.00          180,063
  Granted ..............................      386,867          6.83
  Exercised ............................         (886)         7.00
  Forfeited and cancelled ..............      (54,530)         7.00
                                           ----------

Outstanding at December 31, 1998 .......    1,157,785          6.96          391,044
                                           ==========

The total exercise proceeds for all options outstanding at December 31, 1998 is approximately $278,271,000, $31,065,000 and $8,061,000 for GGD Stock, GTR Stock and GMO Stock, respectively. Information regarding the range of option prices as of December 31, 1998 is as follows:


GGD STOCK:

                                         WEIGHTED
                                         AVERAGE                                   EXERCISABLE
                         NUMBER          REMAINING         WEIGHTED                           WEIGHTED
    RANGE OF           OUTSTANDING      CONTRACTUAL        AVERAGE           NUMBER            AVERAGE
EXERCISE PRICES      AS OF 12/31/98        LIFE         EXERCISE PRICE   AS OF 12/31/98     EXERCISE PRICE
---------------      --------------        ----         --------------   --------------     --------------
$  4.82 - $15.14        2,526,171          4.10             $12.79          1,630,092           $11.72
  15.19 -  24.88        2,452,083          5.12              20.48          1,978,770            20.24
  25.00 -  28.00        3,146,767          8.27              27.44            590,030            26.76
  28.06 -  30.63        2,875,941          8.04              30.37          1,300,498            30.35
  30.65 -  47.88          591,768          9.15              37.19             79,877            33.81
-----------------------------------------------------------------------------------------------------------
$  4.82 - $47.88       11,592,730          6.68             $24.00          5,579,267           $20.99

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE L. STOCKHOLDERS' EQUITY (CONTINUED)

STOCK OPTIONS (CONTINUED)


GTR STOCK:

                                          WEIGHTED
                                          AVERAGE                                      EXERCISABLE
                          NUMBER         REMAINING          WEIGHTED                                WEIGHTED
    RANGE OF            OUTSTANDING      CONTRACTUAL        AVERAGE           NUMBER                AVERAGE
EXERCISE PRICES       AS OF 12/31/98        LIFE         EXERCISE PRICE   AS OF 12/31/98         EXERCISE PRICE
---------------       --------------        ----         --------------   --------------         --------------
$  2.31 - $ 4.75           868,267          7.42              $4.05            525,446               $4.73
   4.81 -   6.50           722,966          8.29               6.31            283,109                6.13
   6.63 -  10.75           710,681          8.74               9.27            235,408                9.67
  10.88 -  17.50         1,042,951          7.14              14.62            391,748               13.28
  17.63 -  25.75            53,081          7.09              21.75             29,021               21.41
---------------------------------------------------------------------------------------------------------------
$  2.31 - $25.75         3,397,946          7.79              $9.13          1,464,732               $8.41


GMO STOCK:

                                      WEIGHTED
                                       AVERAGE                                      EXERCISABLE
                       NUMBER         REMAINING          WEIGHTED                                WEIGHTED
   RANGE OF          OUTSTANDING      CONTRACTUAL        AVERAGE           NUMBER                AVERAGE
EXERCISE PRICES    AS OF 12/31/98        LIFE         EXERCISE PRICE    AS OF 12/31/98        EXERCISE PRICE
---------------    --------------        ----         --------------    --------------        --------------
$2.31 - $3.75           11,467           9.94              $3.22                 67               $3.75
 7.00 -  7.00        1,146,318           8.98               7.00            390,977                7.00
-------------------------------------------------------------------------------------------------------
$2.31 - $7.00        1,157,785           8.99              $6.96            391,044               $7.00


EMPLOYEE STOCK PURCHASE PLAN

Genzyme's 1990 Employee Stock Purchase Plan, as amended, allows full-time employees, as defined in the plan, to purchase the Company's stock at 85% of fair market value. Under this plan, (i) 2,250,000 shares of GGD Stock are authorized for issuance, of which 388,048, 366,922 and 291,053 shares were issued in 1998, 1997 and 1996, respectively, (ii) 1,450,000 shares of GTR Stock are authorized for issuance, of which 515,936, 280,819 and 325,300 shares were issued in 1998, 1997 and 1996, respectively, and (iii) 500,000 shares of GMO Stock are authorized for issuance, none of which have been issued.

STOCK COMPENSATION PLANS

The Company applies APB Opinion 25 and related interpretations in accounting for its four stock-based compensation plans, the 1990 Equity Incentive Plan and the 1997 Equity Incentive Plan (both of which are stock option plans), the 1990 Employee Stock Purchase Plan, as amended, (a stock purchase plan), and the 1998 Director Stock Option Plan, and accordingly, no compensation expense has been recognized for options granted and shares purchased under the provisions of these plans for options granted to employees with an exercise price equal to fair market value. Had compensation expense for the stock-based compensation plans been determined based on the fair value at the grant dates for options granted and shares purchased under the plans consistent with the method of SFAS 123, net income (loss) and income (loss) per share would have been as follows (in the case of GMO, disclosure is presented for the years ended December 31, 1998 and 1997, as there were no stock options issued under the above mentioned plans prior to 1997):

                                                               DECEMBER 31,
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)       1998           1997            1996
                                                  --------       --------        --------
CONSOLIDATED:
  Net income (loss):
    As reported..............................     $ 62,567       $ 13,629        $(72,817)
    Pro forma ...............................     $ 43,986       $ (2,150)       $(86,293)

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE L. STOCKHOLDERS' EQUITY (CONTINUED)

STOCK COMPENSATION PLANS (CONTINUED)

GENZYME GENERAL:
  Net income (loss):
    As reported ...................    $   121,053     $    77,447    $   (30,502)
    Pro forma .....................    $   107,478     $    65,440    $   (40,558)

  Basic income (loss) per share:
    As reported ...................    $      1.53     $      1.01    $     (0.45)
    Pro forma .....................    $      1.36     $      0.86    $     (0.59)

  Diluted income (loss) per share:
    As reported ...................    $      1.48     $      0.98    $     (0.45)
    Pro forma .....................    $      1.31     $      0.83    $     (0.59)

GENZYME TISSUE REPAIR:
  Net loss:
    As reported ...................    $   (40,386)    $   (45,984)   $   (42,315)
    Pro forma .....................    $   (44,481)    $   (49,547)   $   (45,735)

  Basic and diluted loss per share:
    As reported ...................    $     (1.99)    $     (3.07)   $     (3.38)
    Pro forma .....................    $     (2.19)    $     (3.31)   $     (3.65)

GENZYME MOLECULAR ONCOLOGY:
  Net loss:
    As reported ...................    $   (19,107)    $   (19,578)            --
    Pro forma .....................    $   (20,018)    $   (19,787)            --

  Basic and diluted loss per share:
    As reported ...................    $     (3.81)    $     (4.98)            --
    Pro forma .....................    $     (3.99)    $     (5.04)            --

The effects of applying SFAS 123 in this pro forma disclosure are not likely to be representative of the effects on reported net income for future years. SFAS 123 does not apply to awards granted prior to 1995, and additional awards are anticipated in future years.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. In computing these pro forma amounts, Genzyme General has assumed a risk-free interest rate equal to approximately 5.59%, 5.96% and 6.37%, expected volatility of 44%, 42% and 45%, zero dividend yields and expected lives of four years for 1998, 1997 and 1996, respectively. The average fair value of the Genzyme General options granted during 1998, 1997 and 1996 is estimated as $12.87, $12.21 and $11.98, respectively, on the date of grant. In computing these pro forma amounts, GTR has assumed a risk-free interest rate equal to approximately 5.59%, 5.96% and 6.37%, expected volatility of 73%, 70% and 80% in 1996, zero dividend yields and expected lives of four years for 1998, 1997, and 1996, respectively. The average fair value of GTR stock options granted during 1998, 1997 and 1996 is estimated as $3.27, $5.66 and $9.23, respectively, on the date of grant. In computing these pro forma amounts, GMO has assumed a risk-free interest rate equal to approximately 5.59% and 5.96%, expected volatility of 70% and 45%, zero dividend yields and expected lives of four years for 1998 and 1997, respectively. The average fair value of the options exercisable for shares of GMO Stock granted during 1998 and 1997 is estimated as $3.92 and $2.97 on the date of grant.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE L. STOCKHOLDERS' EQUITY (CONTINUED)

STOCK RIGHTS

Pursuant to the Company's shareholder rights plan, each outstanding share of GGD Stock, GTR Stock and GMO Stock also represents one preferred stock purchase right (a "GGD Stock Right", a "GTR Stock Right" and a "GMO Stock Right", respectively). Each GGD Stock Right, GTR Stock Right and GMO Stock Right, when it becomes exercisable, will entitle the registered holder to purchase from Genzyme (i) in the case of a GGD Stock Right, one one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $26.00, subject to adjustment, (ii) in the case of a GTR Stock Right, one one-hundredth of a share of Series B Junior Participating Preferred Stock at a purchase price of $25.00, subject to adjustment, and (iii) in the case of a GMO Stock Right, one one-hundredth of a share of Series C Junior Participating Preferred Stock at a purchase price of $21.00, subject to adjustment. The shareholder rights plan was renewed by the Genzyme Board in March 1999. See Note S., "Subsequent Events," below.

WARRANTS

Genzyme sold three warrants (the "Front-End Warrant", the "NDA Warrant", and the "Callable Warrant"), to purchase Genzyme common stock to CMDF for an aggregate purchase price of $1.0 million (Canadian). Each warrant is initially exercisable for up to 40,000 shares of GGD Stock and will be converted automatically upon the closing date of the first underwritten public offering of GMO Stock (the "Qualified Public Offering") into warrants to purchase shares of GMO Stock as follows:

The Front-End Warrant is exercisable immediately and will terminate upon the earlier of the exercise of the Mandatory Purchase Right by CMDF or July 31, 2002. The exercise price of the Front-End Warrant is $30.18 per share of GGD Stock (120% of $25.15) and, upon conversion following the Qualified Public Offering, will be equal to 120% of a defined conversion price per share of GMO Stock.

The NDA Warrant will be exercisable during the one-year period following the filing of the first new drug application with the FDA for a product developed through the collaboration and will terminate upon the earliest of the exercise of the Mandatory Purchase Right by CMDF, the expiration of the Purchase Option or July 31, 2007. The exercise price of the NDA Warrants is $30.18 per share of GGD Stock and, upon conversion following the Qualified Public Offering, will be equal to 120% of a defined conversion price per share of GMO Stock.

The Callable Warrant will terminate upon the earliest of the exercise of the Mandatory Purchase Right by CMDF, the exercise of the Purchase Option or July 31, 2005 and will be exercisable during the three-year period following the expiration of the Purchase Option. The exercise price of the Callable Warrant per share of GGD Stock will be equal to the average of the closing sale prices of GGD Stock on the Nasdaq National Market for the 20 trading days ending on the expiration date of the Purchase Option and, upon conversion following the Qualified Public Offering, will be equal to the average of closing sale prices of GMO Stock on the Nasdaq National Market for the 20 trading days ending on the expiration date of the Purchase Option.

In 1992 and 1995, Genzyme issued certain warrants which, when exercised between December 16, 1994 and July 10, 1997, grant the holders two shares of GGD Stock and .0675 share of GTR Stock (after giving effect to the 2-for-1 split of shares of GGD Stock in July 1996) for each warrant exercised. When exercised after July 10, 1997, holders received two shares of GGD Stock and .0975 shares of GTR Stock. These warrants were granted in exchange for the receipt of options to purchase the callable common stock of Neozyme II and in connection with Genzyme's purchase of the publicly-held shares of IG in exchange for IG warrants.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE L. STOCKHOLDERS' EQUITY (CONTINUED)

WARRANTS (CONTINUED)

Warrant activity related to GGD Stock is summarized below:

                                                                   WARRANTS           WARRANT PRICE
                                                                --------------        -------------
Outstanding at December 31, 1995 ............................        5,597,241        16.01 -- 42.67
                                                                --------------
  Exercised .................................................       (3,170,551)       16.01 -- 38.25
  Tendered ..................................................       (2,385,686)
  Expired ...................................................           (5,685)       16.01 -- 38.25
                                                                --------------

Outstanding at December 31, 1996 ............................           35,319        16.01 -- 44.20
  Granted ...................................................          120,000                 30.18
  Exercised .................................................          (19,340)                44.20
                                                                --------------

Outstanding at December 31, 1997 ............................          135,979        16.01 -- 44.20
                                                                --------------
  Exercised .................................................          (13,019)       42.67 -- 44.20
  Expired ...................................................           (2,960)                44.20
                                                                --------------

Outstanding at December 31, 1998 ............................          120,000                 30.18
                                                                ==============


GTR DESIGNATED SHARES

Pursuant to the Charter, GTR Designated Shares are authorized shares of GTR Stock which are not issued and outstanding, but which the Genzyme Board may from time to time issue, sell or otherwise distribute without allocating the proceeds or other benefits of such issuance, sale or distribution to GTR. GTR Designated Shares are not eligible to receive dividends and cannot be voted by Genzyme. GTR Designated Shares are created in certain circumstances when cash or other assets are transferred from Genzyme General to GTR. The number of GTR Designated Shares will be decreased by: the number of shares of GTR Stock issued by Genzyme, the proceeds of which are allocated to Genzyme General; the number of shares of GTR Stock issued as a dividend to holders of GGD Stock; and the number of shares of GTR Stock issued upon the conversion of convertible securities, the proceeds of which are attributed to Genzyme General. In addition, the number of GTR Designated Shares can be increased as a result of certain interdivision transactions.


Genzyme had the option to allocate to GTR, at $10.00 per GTR Designated
Share, up to $30.0 million from Genzyme General (the "GTR Purchase Option") in exchange for a maximum of 3,000,000 GTR Designated Shares to be issued in connection with the exercise of the GTR Purchase Option. In each of June 1996 and 1997, pursuant to the terms of the GTR Purchase Option, the Genzyme Board elected to allocate $10.0 million in cash from Genzyme General to GTR in exchange for 1,000,000 GTR Designated Shares, which were reserved for issuance at the sole discretion of the Genzyme Board for the benefit of the Genzyme General stockholders. There was no such allocation in 1998. The GTR Purchase Option has expired.

GTR EQUITY LINE

In October 1996, the Genzyme Board approved the GTR Equity Line with an initial allocation of up to $20.0 million in cash from Genzyme General to GTR to provide initial funding for GTR's joint venture with Diacrin, of which $7.0 million of cash was allocated to GTR in 1997 in exchange for 721,455 GTR Designated Shares.

In May 1998, the Genzyme Board increased the amount available under the GTR Equity Line from $13.0 million to $50.0 million. Under the GTR Equity Line, Genzyme Tissue Repair may draw down funds as needed each fiscal quarter in exchange for GTR Designated Shares. The rate of exchange will be determined by dividing the amount drawn under the line of credit by the average market value of one share of GTR Stock during the 20 trading days prior to the date the amount is drawn under the line of credit. As of December 31, 1998, GTR had not yet drawn any funds from the GTR Equity Line.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE L. STOCKHOLDERS' EQUITY (CONTINUED)

GTR DESIGNATED SHARES (CONTINUED)

DISTRIBUTION OF GTR DESIGNATED SHARES

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

On June 30, 1997, the Genzyme Board declared a dividend of approximately 2,686,000 GTR Designated Shares. Of these shares, 2,292,000 shares of GTR Stock, with a fair market value of $22.9 million, were issued to holders of GGD Stock and 394,000 shares of GTR Stock were reserved for issuance upon the exercise of GGD Stock options and warrants outstanding on June 11, 1997.

There was no distribution of GTR Designated Shares in 1998.

GTR Designated Share activity is summarized below:

                                                                  GTR DESIGNATED
                                                                      SHARES
                                                                   ----------
Balance at December 31, 1995 ............................           1,286,908

Stock options exercised .................................             (42,728)
Stock warrants exercised ................................            (426,984)
Convertible notes conversion ............................            (255,249)
Exercise of GTR Purchase Option .........................           1,000,000
Increase from equity line ...............................             231,645
                                                                   ----------
  Balance at December 31, 1996 ..........................           1,793,592

Stock options exercised .................................            (103,729)
Stock warrants exercised ................................              (2,617)
Exercise of GTR Purchase Option .........................           1,000,000
Increase from equity line ...............................             489,810
Dividend distribution ...................................          (2,292,003)
                                                                   ----------
  Balance at December 31, 1997 ..........................             885,053

Stock options exercised .................................            (167,064)
Stock warrants exercised ................................              (1,721)
                                                                   ----------
  Balance at December 31, 1998 ..........................             716,268
                                                                   ==========

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE L. STOCKHOLDERS' EQUITY (CONTINUED)


GMO DESIGNATED SHARES

Pursuant to the Charter, GMO Designated Shares are authorized shares of GMO Stock which are not issued and outstanding, but which the Genzyme Board may from time to time issue, sell or otherwise distribute without allocating the proceeds or other benefits of such issuance, sale or distribution to GMO. GMO Designated Shares are not eligible to receive dividends and cannot be voted by Genzyme. GMO Designated Shares are created in certain circumstances when cash or other assets are transferred from Genzyme General to GMO. The Genzyme Board may issue the GMO Designated Shares as a stock dividend to the holders of GGD Stock or it may sell such shares in a public or private sale and allocate all of the proceeds to Genzyme General. The number of GMO Designated Shares will be decreased by: the number of shares of GMO Stock issued by Genzyme, the proceeds of which are allocated to Genzyme General; the number of shares of GMO Stock issued as a dividend to holders of GGD Stock; and the number of shares of GMO Stock issued upon the conversion of convertible securities, the proceeds of which are attributed to Genzyme General. In addition, the number of GMO Designated Shares can be increased as a result of certain interdivision transactions.

When Genzyme acquired PharmaGenics, the $2.5 million of debt outstanding under a credit facility which Genzyme had made available to PharmaGenics to fund PharmaGenics's documented operating costs became a liability allocated to GMO (the "PGI Credit Facility"). In September 1998, the Genzyme Board approved the exchange of the PGI Credit Facility to Genzyme General in the principal amount of $2,450,000, plus accrued interest of $246,080, for approximately 386,000 GMO Designated Shares. The number of GMO Designated Shares created as a result of the exchange was based on the fair value of the GMO Stock ($7.00) as determined by the Genzyme Board. The amount of the note and the accrued interest was reclassified to division equity upon the exchange.


GMO EQUITY LINE OF CREDIT

In 1997, the Genzyme Board approved the allocation of up to $25.0 million in cash from Genzyme General to GMO (the "GMO Equity Line"), subject to a dollar-for-dollar reduction by the proceeds of outside financing received by GMO. As a result of the issuance of the GMO Debentures in August 1997, the amount available under the GMO Equity Line was reduced to $5.0 million. In September 1998, GMO made a draw of the remaining $5.0 million available under the GMO Equity Line, thus reducing the amount available under the GMO Equity Line to zero. Approximately 714,000 GMO Designated Shares were reserved for issuance in connection with this draw.

In August 1998, the Genzyme Board approved the allocation of up to an additional $30.0 million in cash to GMO in exchange for an increase in the number of GMO Designated Shares. As of December 31, 1998, GMO had not yet drawn any funds under this arrangement.

If, as of November 30, of each year starting November 30, 1999 the number of GMO Designated Shares on such date (not including those reserved for issuance with respect to Genzyme General convertible securities as a result of anti-dilution adjustments required by the terms of such instruments by the Genzyme Board) exceeds 10% of the number of shares of GMO Stock then issued and outstanding, then substantially all GMO Designated Shares will be distributed to holders of record of GGD Stock, subject to reservation of a number of such shares equal to the sum of (a) the number of GMO Designated Shares reserved for issuance upon the exercise or conversion of Genzyme General convertible securities and (b) the number of GMO Designated Shares reserved by the Genzyme Board as of such date for sale not later than six months after such date, the proceeds of which sale will be allocated to Genzyme General.

In November 1998, Genzyme distributed approximately 8,717,000 shares of GMO Stock to holders of GGD Stock and released from escrow approximately 3,929,000 shares of GMO Stock held by the former PharmaGenics shareholders.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE L. STOCKHOLDERS' EQUITY (CONTINUED)

GMO DESIGNATED SHARES (CONTINUED)

GMO Designated Shares activity is summarized below:

                                                                  GMO DESIGNATED
                                                                      SHARES
                                                                    ----------
Established at merger with PharmaGenics ...................          6,000,000
                                                                    ----------
  Balance at December 31, 1997 ............................          6,000,000

GMO Debenture exchange ....................................          3,028,571
PharmaGenics credit facility exchange .....................            385,972
Increase from equity line .................................            714,286
Dividend distribution ............... .....................         (8,717,485)
Warrants exercised ........................................             (1,352)
                                                                    ----------
 Outstanding at December 31, 1998 .........................          1,409,992
                                                                    ==========


NOTE M. RESEARCH AND DEVELOPMENT AGREEMENTS

Revenues from research and development agreements with related parties include the following:

(DOLLARS IN THOUSANDS)                              1998       1997       1996
                                                   -------    -------    -------
Fees for research and development activities:
   GTC ........................................    $3,568    $8,041     $ 3,212
   StressGen/Genzyme LLC ......................     2,177       315          --
   Neozyme II .................................        --        --      19,799
                                                   ------    ------     -------
                                                   $5,745    $8,356     $23,011
                                                   ======    ======     =======

The Company allocates all research and development agreements with unconsolidated affiliates to Genzyme General, GTR or GMO based on the business to which the research relates.

GENZYME GENERAL:

GENZYME DEVELOPMENT PARTNERS, L.P.

Genzyme Development Corporation II, a wholly-owned subsidiary of Genzyme, is the General Partner of GDP, a Delaware limited partnership which was formed in September 1989 to develop, produce and derive income from the sale of the Sepra Products.

The Company has an option (the "GDP Purchase Option") to purchase all of the outstanding partnership interests in GDP for a payment of approximately $26.0 million in cash, Genzyme common stock or a combination thereof determined at Genzyme's sole discretion, plus future royalty payments. The GDP Purchase Option is exercisable during the 90-day period commencing on August 31, 2000, but such commencement date will be accelerated to the last day of the first month in which GDP has received distributions from GVII (described below) in an aggregate amount of at least $5.5 million. Genzyme elected without obligation to fund the research and development activities of GDP using Genzyme General cash and spent approximately $6.7 million, $7.3 million and $6.0 million on GDP's programs in 1998, 1997 and 1996, respectively. The Company has agreed to fund GDP's research and development programs and general and administrative expenses through 1999 but, as general partner, believes that additional funds will be required to complete the development, clinical testing and commercialization of GDP's products.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE M. RESEARCH AND DEVELOPMENT AGREEMENTS (CONTINUED)

GENZYME GENERAL (CONTINUED):

GDP (CONTINUED)

The Company and GDP formed GVII, in September 1989 for the purpose of manufacturing and marketing the Sepra Products in the United States and Canada for use in human clinical trials or human surgical procedures. In December 1994, the Company allocated its interests in GVII to Genzyme General. GDP has contributed its technology and $1.7 million to GVII and Genzyme General has contributed its agreement to manufacture and market the Sepra Products, to make non-interest bearing loans to the Joint Venture in the amount of any working capital deficiency, and to make capital contributions to the extent deemed necessary by the two venturers in connection with the business of GVII. GVII began to engage in active business after receipt of FDA marketing approval for Seprafilm(R) in August 1996. For the years ended December 31, 1998, 1997 and 1996, GVII incurred net losses of $4.8 million, $2.3 million and $2.5 million, respectively, primarily attributable to costs associated with the introduction of the Sepra Products to the healthcare marketplace. The results of operations and financial position of GVII are consolidated into Genzyme's financial statements.

GTC

The disclosures related to the research and development agreement between Genzyme and GTC are included in Note I., "Investments" above.

RENAGEL LLC, BIOMARIN/GENZYME LLC, PHARMING/GENZYME LLC AND ATIII LLC:

The disclosures related to Genzyme General's participation in RenaGel LLC, BioMarin/Genzyme LLC, Pharming/Genzyme LLC and ATIII LLC, joint ventures with GelTex, BioMarin, Pharming and GTC, respectively, are included in Note I., "Investments" above.

GENZYME TISSUE REPAIR:

The disclosures related to GTR's participation in Diacrin/Genzyme LLC, a joint venture, are included in Note I., "Investments" above.


GENZYME MOLECULAR ONCOLOGY:

The disclosures related to GMO's participation in StressGen/Genzyme LLC, a joint venture, are included in Note I., "Investments" above.


NOTE N. COMMITMENTS AND CONTINGENCIES

From time to time the Company has been subject to legal proceedings and claims arising in connection with its business. At December 31, 1998, there were no asserted claims against the Company which, in the opinion of management, if adversely decided would have a material adverse effect on the Company's financial position and results of operations.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE O. INCOME TAXES

Income (loss) before income taxes and the related income tax expense (benefit) are as follows for the year ended December 31:

(DOLLARS IN THOUSANDS)                 1998             1997             1996
                                     --------         --------         --------
Domestic (1) ...............         $ 92,923         $ 16,907         $(79,930)
Foreign ....................            9,514            8,822           10,308
                                     --------         --------         --------
          Total ............         $102,437         $ 25,729         $(69,622)
                                     ========         ========         ========

(DOLLARS IN THOUSANDS)                 1998             1997             1996
                                     --------         --------         --------
Currently payable:
  Federal ..................         $ 32,501         $ 11,344         $ 23,174
  State ....................            6,375            1,754            4,689
  Foreign ..................            4,016            2,971            3,616
                                     --------         --------         --------
          Total current ....           42,892           16,069           31,479

Deferred:
  Federal ..................           (2,180)          (3,723)         (28,448)
  State ....................             (842)            (246)             164
                                     --------         --------         --------
          Total deferred ...           (3,022)          (3,969)         (28,284)
                                     --------         --------         --------

Provision for income taxes .         $ 39,870         $ 12,100         $  3,195
                                     ========         ========         ========

----------
(1) Includes $7.0 million in charges for purchased research and development and acquisition expenses in 1997, and $130.6 million in charges for purchased research and development in 1996.


Provisions for income taxes were at rates other than the U.S. Federal statutory tax rate for the following reasons:

                                                        1998      1997      1996
                                                        ----      ----      ----
Tax at U.S. statutory rate .........................    35.0 %    35.0%     35.0%
Losses in less than 80%-owned
subsidiaries with no current tax benefit ...........     1.7       3.1       1.4
State taxes, net ...................................     3.5       3.0       5.2
Foreign sales corporation ..........................    (3.2)     (6.7)     (3.6)
Nondeductible amortization .........................     4.2      10.6       3.6
Benefit of tax credits .............................    (3.9)     (7.7)       --
Other, net .........................................     0.5      (2.6)      3.7
Nondeductible interest .............................     1.1       2.2        --
Utilization of operating loss carryforwards ........      --        --      (4.5)
                                                        ----      ----      ----
Effective tax rate before certain charges - expense     38.9      36.9      40.8
                                                        ----      ----      ----
Gross charge for purchased research and development
net of related tax benefits ........................     0.0      10.1      (36.3)
                                                        ----      ----      ----
Effective tax rate -- expense ......................    38.9%     47.0%      4.5%
                                                        ====      ====      ====

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE O. INCOME TAXES

At December 31 the components of net deferred tax assets were as follows:

(DOLLARS IN THOUSANDS)                                  1998            1997
                                                      ---------       ---------
Deferred tax assets:
  Net operating loss carryforwards .............      $   6,853       $   7,702
  Tax credits ..................................          3,714           6,514
  Deferred gain ................................          2,002           2,237
  Intangible amortization ......................         42,717          46,391
  Investments in unconsolidated subsidiary .....          3,108           1,323
  Realized and unrealized capital losses .......         10,139          10,182
  Reserves,accruals and other ..................         44,509          27,328
                                                      ---------       ---------
  Gross deferred tax asset .....................        113,042         101,677
  Valuation allowance ..........................        (16,700)        (14,914)
                                                      ---------       ---------
    Net deferred tax asset .....................         96,342          86,763

Deferred tax liabilities:
  Depreciable assets ...........................        (28,479)        (23,174)
  Intangible amortization ......................         (3,861)         (6,509)
                                                      ---------       ---------
    Net deferred tax asset .....................      $  64,002       $  57,080
                                                      =========       =========

Due to uncertainty surrounding the realization of certain favorable tax attributes primarily relating to capital losses related to the purchase of in-process research and development, the Company placed a valuation allowance of $16.7 million and $14.9 million for December 31, 1998 and 1997, respectively, against otherwise recognizable deferred tax assets.

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

At December 31, 1998 the Company had U.S. net operating loss and tax credit carryforwards of $19.6 million and $3.7 million, respectively, for income tax purposes. These loss carryforwards expire from 2003 to 2011. Utilization of net operating loss carryforwards may be limited under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). Tax credits of $3.7 million carryforward indefinitely.


NOTE P. BENEFIT PLANS

Genzyme has a domestic employee savings plan under Section 401(k) of the Code covering substantially all employees of the Company with the exception of employees of DSP who have a separate retirement savings plan. The plan allows employees to make contributions up to a specified percentage of their compensation, a portion of which are matched by the Company. The Company contributed $3.8 million, $2.3 million and $1.1 million to the 401(k) Plan in 1998, 1997 and 1996, respectively.

The Company has defined-benefit pension plans covering substantially all the employees of DSP and certain of Genzyme's foreign subsidiaries. Pension expense for 1998, 1997 and 1996 was approximately $1.1 million, $1.1 million and $0.6 million, respectively. Pension costs are funded as accrued. Actuarial and other disclosures regarding the plans are not presented because they are not material.

                      GENZYME CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE Q. SEGMENT INFORMATION

Genzyme reportable segments are strategic business units or divisions that offer different products and services. Genzyme has five reportable segments:

     - The Therapeutics business unit, which develops, manufactures and distributes human therapeutic products for significant unmet medical needs. The business derives substantially all of its revenue from Cerezyme(R) enzyme and Ceredase(R) enzyme sales.

     - The Surgical Products business unit, which commenced operations in July 1996 upon the acquisition of DSP, develops, manufactures and markets surgical products for three principal business lines: (i) cardiovascular surgery; (ii) general surgery; and (iii) plastic surgery.

     - The Diagnostic Products business unit, which provides diagnostic products to niche markets focusing on in vitro diagnostics.

     - GTR develops and markets biological products for orthopedic injuries, such as cartilege repair, and severe burns.

     - GMO is developing cancer products, with a focus on therapeutic vaccines and angiogenesis inhibitors.

Information concerning the operations in these reportable segments is as follows (dollars in thousands):

                                   1998            1997           1996
                               -----------------------------------------
REVENUES:
Therapeutics                   $  413,645      $  332,712     $  264,588
Surgical Products                 103,958         100,835         50,715
Diagnostic Products                65,683          66,288         65,789
GTR                                17,117          10,856          7,312
GMO                                19,407             782             --
Other                              85,846          86,927        107,162
Eliminations/Adjustments            3,679          10,441         23,188
                               -----------------------------------------
  Total                        $  709,335      $  608,841     $  518,754
                               =========================================

DEPRECIATION AND AMORTIZATION EXPENSE:
Therapeutics                   $   10,862      $   10,054     $    1,700
Surgical Products                   8,449           8,220          4,520
Diagnostic Products                 4,715           4,540          7,487
GTR                                 1,757           2,482            935
GMO                                12,354           5,245             --
Other                              11,470           7,410          7,161
Eliminations/Adjustments            9,262          13,013          8,389
                               -----------------------------------------
  Total                        $   58,869      $   50,964     $   30,192
                               =========================================

EQUITY IN NET LOSS OF UNCONSOLIDATED AFFILIATES:
Therapeutics                   $  (12,480)     $   (2,310)    $       --
Surgical Products                      --              --             --
Diagnostic Products                    --              --             --
GTR                                (7,674)         (6,719)        (1,727)
GMO                                (1,647)           (258)            --
Other                                (107)            (71)          (174)
Eliminations/Adjustments           (7,098)         (2,900)        (3,472)
                               -----------------------------------------
  Total                        $  (29,006)     $  (12,258)    $   (5,373)
                               =========================================

                                   1998            1997           1996
                               -----------------------------------------
INCOME TAX (EXPENSE) BENEFIT:
Therapeutics                   $  (76,606)     $  (61,389)    $  (57,145)
Surgical Products                  19,653          10,210         18,514
Diagnostic Products               (13,755)         (1,409)        (2,430)
GTR                                    --              --             --
GMO                                 2,647           1,092             --
Other                               2,134           8,658            621
Eliminations/Adjustments           26,057          30,738         37,245
                               -----------------------------------------
  Total                        $  (39,870)     $  (12,100)    $   (3,195)
                               =========================================

NET INCOME:
Therapeutics                   $  120,832      $  104,527     $   82,232
Surgical Products                 (31,000)        (17,384)       (26,642)
Diagnostic Products(1)             21,694           2,400          3,499
GTR                               (40,386)        (45,984)       (42,315)
GMO                               (19,107)        (19,578)            --
Other                              (3,367)        (14,741)          (895)
Eliminations/Adjustments           13,901           4,389        (88,696)
                               -----------------------------------------
  Total                        $   62,567      $   13,629     $  (72,817)
                               =========================================

SEGMENT ASSETS:
Therapeutics                   $  326,305      $  315,775
Surgical Products                 277,578         282,379
Diagnostic Products                49,430          54,132
GTR                                18,954          57,226
GMO                                35,952          53,801
Other                              94,930          92,605
Eliminations/Adjustments          887,405         439,535
                               --------------------------
  Total                        $1,690,554      $1,295,453
                               ==========================



(1) Includes a gain on sale of product line in 1998 totaling $31.2 million.

The amounts in the category Other consist of amounts derived from Genzyme's genetic testing and Pharmaceuticals business units. The difference between the reportable segment's Net Income and Segment Assets and the Consolidated Net Income and the Consolidated Total Assets for Genzyme is included in Eliminations/Adjustments. The amounts in Eliminations/Adjustments for the category Net Income primarily consists of interest income and interest expense and certain other income and expense amounts not allocated to the segments. Eliminations/Adjustments in the category Net Income for 1996 included a 106.5 million charge for in-process technology.

Segment assets for reportable segments includes the following: Accounts Receivable, Inventory, certain Fixed Assets and certain Intangible Assets. Therefore, the amounts in Eliminations/Adjustments for Segment Assets consist of the following:

                                           1998          1997
                                           ----          ----
Cash, cash equivalents, short and
     long term investments              $575,729      $246,341
Intangibles, net                          40,079        15,973
Property, plant and equipment, net       133,995        96,650
Investment in equity securities           51,977        30,047
Other                                     85,625        50,524
                                         -------       -------
Total Eliminations/Adjustments          $887,405      $439,535
                                        ========      ========

Genzyme operates in the healthcare industry and primarily manufactures and markets its products in two major geographic areas - the United States and Europe. Genzyme's principal manufacturing facilities are located in the United States, United Kingdom, Switzerland and Germany. Genzyme purchases products from its British and Swiss subsidiaries for sale to customers in the United States. Transfer prices from the foreign subsidiaries are intended to allow Genzyme to produce profit margins commensurate with its sales and marketing effort. Genzyme's Netherlands subsidiary is the primary European distributor of Genzyme's therapeutic products.

Certain information by geographic area follows (dollars in thousands):

                                              Long-Lived
                         Revenues               Assets
1998
United States            $485,864            $  970,898
Other                     223,471                57,247
                         --------            ----------
Total                    $709,335            $1,028,145
                         ========            ==========

1997
United States            $446,991            $  755,040
Other                     161,850                54,349
                         --------            ----------
Total                    $608,841            $  809,389
                         ========            ==========

1996
United States            $386,956
Other                     131,798
                         --------
Total                    $518,754
                         ========


Genzyme's results of operations are highly dependent upon the sales of Cerezyme(R) enzyme and Ceredase(R) enzyme. For the years ended December 31, 1998, 1997 and 1996, sales of Cerezyme(R) enzyme and Ceredase(R) enzyme represented 67%, 63% and 62% of total product sales. In 1998, 1997 and 1996, Genzyme marketed Cerezyme(R) enzyme and Ceredase(R) enzyme directly to physicians, hospitals and treatment centers, and sold products representing approximately 12%, 18% and 12%, respectively, of net revenue to an unaffiliated distributor. The credit risk associated with trade receivables is mitigated due to the large number of customers and their broad dispersion over different industries and geographic areas.

                      GENZYME CORPORATION AND SUBSIDIARIES
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENT


NOTE R. QUARTERLY RESULTS (UNAUDITED)

Summarized quarterly financial data (in thousands of dollars except per share amounts) for the years ended December 31, 1998 and 1997 are displayed in the following table.

                                                  1ST             2ND             3RD             4TH
                                                QUARTER         QUARTER         QUARTER         QUARTER
                                              -----------     -----------     -----------     -----------
1998
Net revenue ..............................    $   160,551     $   174,874     $   173,394     $   200,516
Gross profit .............................         99,434         111,436          87,142         130,802
Net income (loss) (1) ....................          7,784          13,096          14,967          26,720
Income (loss) per share:
  Attributable to GGD Stock:
     Basic ...............................           0.32            0.40            0.41            0.40
     Diluted .............................           0.31            0.39            0.40            0.39
  Attributable to GTR Stock:
     Basic and diluted ...................          (0.57)          (0.52)          (0.47)          (0.44)
  Attributable to GMO Stock:
     Basic ...............................          (1.66)          (1.90)          (2.06)           0.36
    Diluted ..............................          (1.66)          (1.90)          (2.06)           0.22

1997
Net revenue ..............................    $   146,593     $   150,268     $   152,094     $   159,886
Gross profit .............................         86,215          90,973          94,466          72,114
Net income (loss) (2) ..................            9,367           4,269           9,557          (9,564)
Income (loss) per share:
  Attributable to GGD Stock:
     Basic ...............................           0.28            0.31            0.32            0.11
     Diluted .............................           0.27            0.30            0.31            0.11
  Attributable to GTR Stock:
     Basic and diluted ...................          (0.90)          (0.86)          (0.72)          (0.64)
  Attributable to GMO Stock:
     Basic and diluted ...................                                          (1.00)          (1.69)
  Pro forma attributable to GMO Stock (3):
     Basic and diluted ...................          (0.16)          (2.14)

----------
(1) Includes pre-tax charges in the third quarter of 1998 of $26.9 million resulting from certain other charges (see Note B., "Other Charges" above) and a pre-tax gain on the sale of the research products business assets of $31.2 million, also recorded in the third quarter of 1998 (see Note C., "Sale of Research Products Business Assets" above).

(2) Includes pre-tax charges in the second quarter of 1997 of $7.0 million respectively for acquired incomplete technology (see Note D., "Acquisitions" above). Also includes pre-tax charges in the fourth quarter of 1997 of $29.2 million related to certain other charges recorded in December 1997 (see Note B., "Other Charges" above).

(3) Pro forma net loss per share data is presented for GMO Stock for the first and second quarters of 1997 as there were no shares of GMO Stock outstanding prior to June 18, 1997. In each such quarter, approximately 3,929,000 shares of GMO Stock, which represents the shares of GMO Stock issued to effect the merger with PharmaGenics, were used for the pro forma loss per share calculation.

NOTE S. SUBSEQUENT EVENTS

In March 1999, Genzyme announced that it intends to create a separate division, with its own series of common stock, for the existing surgical products business that is currently part of Genzyme General, subject to approval of the Genzyme Board.

In March 1999, Genzyme announced it plans to reallocate Genzyme's interest in Diacrin/Genzyme LLC from GTR to Genzyme General. The transfer of the interest in Diacrin/Genzyme LLC is subject to the approval of GTR's shareholders.

In March 1999, the Genzyme Board renewed Genzyme's shareholder rights plan, which expired on March 28, 1999. Under the renewed plan, the exercise prices for the GGD Stock Rights, GTR Stock Rights and GMO Stock Rights are $300.00, $26.00 and $26.00, respectively.

GENZYME CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Genzyme Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Genzyme Corporation and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


                                        /s/ PricewaterhouseCoopers LLP
                                        ----------------------------------
                                            PricewaterhouseCoopers LLP


Boston, Massachusetts
February 23, 1999

                      GENZYME CORPORATION AND SUBSIDIARIES
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


COLUMN A                             COLUMN  B                COLUMN C                  COLUMN  D        COLUMN E
--------------------------------------------------------------------------------------------------------------------
                                                             ADDITIONS
                                    BALANCE AT     CHARGED TO          CHARGED                            BALANCE
                                     BEGINNING      COSTS AND         TO OTHER                             AT END
DESCRIPTION                          OF PERIOD      EXPENSES          ACCOUNTS         DEDUCTIONS         OF PERIOD
-----------                          ---------      --------          --------         ----------         ---------
Year ended December 31, 1998:
Allowance for doubtful accounts     $12,138,000    $ 5,482,000       $        --       $ 3,740,000       $13,880,000

Inventory Reserve ..............    $23,339,200    $ 6,508,000       $        --       $17,816,000       $12,031,200

Year ended December 31, 1997:
Allowance for doubtful accounts     $16,508,400    $ 2,835,000       $        --       $ 7,205,400       $12,138,000

Inventory Reserve ..............    $ 7,674,200    $19,505,000(1)             --       $ 3,840,000       $23,339,200

Year ended December 31, 1996
Allowance for doubtful accounts     $ 8,158,800    $ 8,331,600       $ 2,534,000(2)    $ 2,516,000(3)    $16,508,400

Inventory Reserve ..............    $ 3,082,200    $ 5,853,600       $        --       $ 1,261,600       $ 7,674,200

----------
(1) Includes $13.4 million of strategic financial provisions (See Note B., "Other Charges" to the Consolidated Financial Statements).

(2)   Reserve acquired in acquisition.

(3)   Uncollectable accounts written off, net of recoveries.