Form 10-K405, Exhibit 13
period 1998-12-31
GENZYME CORP
filed 1999-03-31
CIK 732485

                                                                   EXHIBIT 13.2
                              FINANCIAL STATEMENTS

                                                                                                                     PAGE NO.
                                                                                                                     --------
I. GENZYME TISSUE REPAIR

    Combined Selected Financial Data...............................................................................      94

    Management's Discussion And Analysis Of Genzyme Tissue Repair's Financial Condition And Results
    Of Operations..................................................................................................      96

    Combined Statements of Operations -- For the Years Ended December 31, 1998, 1997 and 1996......................     103

    Combined Balance Sheets -- December 31, 1998 and 1997..........................................................     104

    Combined Statements of Cash Flows -- For the Years Ended December 31, 1998, 1997 and 1996......................     105

    Notes to Combined Financial Statements.........................................................................     106

    Report of Independent Accountants..............................................................................     115

GENZYME TISSUE REPAIR
COMBINED SELECTED FINANCIAL DATA

The following Selected Financial Data reflects the results of operations and financial position of Genzyme Tissue Repair Division ("Genzyme Tissue Repair" or "GTR") and should be read in conjunction with the financial statements of GTR and accompanying footnotes.

COMBINED STATEMENTS OF OPERATIONS DATA
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                             FOR THE YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------
                                                                  1998        1997         1996        1995       1994
------------------------------------------------------------------------------------------------------------------------
Revenues:

    Net service sales.....................................     $ 17,117    $ 10,856     $ 7,312     $  5,220    $    324

Operating costs and expenses:
    Cost of services sold.................................       13,438      11,788      11,193        4,731         287
    Selling, general and administrative...................       24,579      25,571      27,111       12,927         964
    Research and development..............................       10,432      10,845      10,880       10,938       3,638
    Purchase of in-process research and development ......            -           -           -            -      11,215
                                                               --------    --------     -------     --------    --------
       Total operating costs and expenses.................       48,449      48,204      49,184       28,596      16,104
                                                               --------      ------      ------     --------    --------

Operating loss............................................      (31,332)    (37,348)    (41,872)     (23,376)    (15,780)

Other income (expenses):
    Equity in net loss of joint venture...................       (7,674)     (6,719)      (1,727)          -           -
    Interest income.......................................        1,176         979        1,432        1,386         29
    Interest expense......................................       (2,556)     (2,896)        (148)         (40)         -
                                                               --------    --------     --------     --------    -------
       Total other income (expenses)......................       (9,054)     (8,636)        (443)       1,346         29
                                                               --------    --------     --------     --------   --------

Net loss attributable to Genzyme Tissue Repair Stock......     $(40,386)   $(45,984)    $(42,315)    $(22,030)  $(15,751)
                                                               ========    ========     ========     ========   ========

Net loss per Genzyme Tissue Repair basic and diluted common share:

    Net loss..............................................      $(1.99)     $(3.07)      $(3.38)     $(2.28)     $(4.40)
                                                                ======      ======       ======      ======      ======

Weighted average shares outstanding.......................      20,277      14,976       12,525       9,659       3,578
                                                                =======     ======       ======      ======      ======

COMBINED BALANCE SHEET DATA:                                                            DECEMBER 31,
                                                               1998          1997          1996          1995          1994
---------------------------------------------------------------------------------------------------------------------------
Cash and investments ................................       $ 7,732       $31,915       $16,230       $47,573       $24,808
Working capital (deficit)............................        (6,461)       31,623        14,232        44,374        20,557
Total assets ........................................        18,954        57,226        42,593        52,649        28,435
Long-term debt ......................................        12,579        31,089        18,000             -           174
Division equity (deficit)............................       (16,396)       20,203        18,084        45,926        23,313

There were no cash dividends paid.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF GENZYME TISSUE REPAIR'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     This discussion contains forward-looking statements. These forward-looking statements represent the expectations of the management of Genzyme Tissue Repair and Genzyme Corporation ("Genzyme" of the "Company") as of the filing date of this Annual Report. The actual results for both GTR and Genzyme could differ materially from those anticipated by the forward-looking statements due to the risks and uncertainties described under the caption "Factors Affecting Future Operating Results" for GTR and Genzyme included elsewhere in this Annual Report. Stockholders and potential investors should consider carefully each of these risks and uncertainties in evaluating the financial condition and results of operations of GTR and Genzyme.

     Genzyme provides separate financial statements for the Company and its subsidiaries on a consolidated basis and for each of Genzyme General Division ("Genzyme General"), GTR and Genzyme Molecular Oncology Division ("Genzyme Molecular Oncology" or "GMO"). The financial statements of each division include the financial position, results of operations and cash flows of programs and products allocated to the division under the Company's Restated Articles of Organization, as amended (the "Charter"), and the management and accounting policies adopted by Genzyme's Board of Directors (the "Genzyme Board") to govern the relationship of the divisions. The financial information of Genzyme General, GTR and GMO, taken together, include all accounts which comprise the consolidated financial information presented for Genzyme and its subsidiaries.

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

     Stockholders and potential investors should, therefore, read this discussion and analysis of GTR's financial position and results of operations in conjunction with the financial statements and related notes of GTR, the discussion and analysis of Genzyme's financial position and results of operations, and the consolidated financial statements and related notes of Genzyme, all of which are included with this Annual Report.

RESULTS OF OPERATIONS
     The following discussion summarizes the key factors management considers necessary in reviewing GTR's combined results of operations. Detailed discussion and analysis of the consolidated results of operations of Genzyme and its subsidiaries, which include the combined results of Genzyme General, Genzyme Tissue Repair and Genzyme Molecular Oncology, are provided separately in this Annual Report under "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations".

1998 COMPARED TO 1997

REVENUES
     Revenues in 1998 increased 58% to $17.1 million from $10.9 million in 1997. Sales of Carticel(R) autologous cultured chondrocytes ("Carticel(R) AuCC") were $11.0 million, compared to $6.6 million in 1997, an increase of 66%. The growth in sales of Carticel(R) AuCC is primarily attributable to increased acceptance by orthopedic surgeons and insurance companies, most notably following issuance by the U.S. Food and Drug Administration ("FDA") of a biologics license to GTR in August 1997 for Carticel(R) AuCC, and a continued increase in the number of orthopedic surgeons trained in the implantation procedure. Sales of Epicel(TM) skin grafts were $6.0 million in 1998, compared to $4.3 million in 1997, an increase of 42%. The increase was due to increased penetration of Epicel(TM) skin grafts into the catastrophic burn market. This increased market share resulted from increased surgeon awareness and from product improvements designed to ease the surgical procedure.

MARGINS AND OPERATING EXPENSES
     GTR's costs of services sold were $13.4 million in 1998 as compared to $11.8 million in 1997. Revenues exceeded costs of services sold by 21% in 1998 and costs of services sold exceeded revenues by 9% in 1997. The improvement in service margins is primarily attributable to the higher sales volume and efficiencies gained in the manufacturing process.

     Selling, general and administrative ("SG&A") expenses in 1998 were $24.6 million, a decrease of 4% from SG&A expenses of $25.6 million in 1997. The decrease is due primarily to a decrease in general and administrative expenses resulting from GTR's ongoing efforts to streamline operations. GTR incurs direct SG&A expenses as well as a SG&A charge, based on actual amounts incurred, from Genzyme General for SG&A work performed by Genzyme General on behalf of GTR. In 1998, $6.5 million of SG&A services were provided by Genzyme General, compared to $7.7 million in 1997, due to the decrease in corporate, legal, reimbursement and other organizational support required following FDA approval of Carticel(R) AuCC.

     Research and development expenses were $10.4 million in 1998 compared to $10.8 million in 1997, a decrease of 4%. In 1998 and 1997, $7.7 million of the total research and development expenses incurred by GTR resulted from charges for research and development services provided by Genzyme General to GTR.

OTHER INCOME AND EXPENSES
     Interest income was $1.2 million in 1998 as compared to $1.0 million in 1997, due primarily to higher average cash balances during the year.

     Interest expense in 1998 was $2.6 million as compared to $2.9 million in 1997. Interest expense includes interest related to the addition of $11.4 million of debt from the issuance of $13 million in principal under a 5% note convertible into shares of GTR Stock (the "GTR Note") in February 1997 (see "Liquidity and Capital Resources" below), interest charges to complete the accretion of this debt to its face value and interest from borrowing under Genzyme's $225 million revolving credit facility with a syndicate of commercial banks.

     On October 1, 1996, Diacrin/Genzyme LLC was established as a joint venture between GTR and Diacrin, Inc. to develop and commercialize products and processes using porcine fetal cells for the treatment of Parkinson's disease and Huntington's disease in humans. Under the terms of the joint venture agreement, GTR provided 100% of the initial $10.0 million of the funding requirements and will provide 75% of the next $40.0 million of funding requirements for products to be developed by the joint venture. Thereafter, all costs will be shared equally by the two parties. Profits from the joint venture will be shared equally by the two parties. For the year ended December 31, 1998, GTR had provided a total of $7.2 million of funding to the joint venture, and GTR realized net losses from the joint venture of $7.7 million in 1998 compared to $6.8 million in funding and net losses of $6.7 million from the joint venture in 1997. The Company's Chairman and Chief Executive Officer is a director of Diacrin.

1997 COMPARED TO 1996

REVENUES
     Revenues in 1997 increased 49% to $10.9 million from $7.3 million in 1996. Sales of Carticel(R) AuCC were $6.6 million, compared to $3.1 million in 1996. The growth in sales of Carticel(R) AuCC is primarily attributable to increased acceptance by orthopedic surgeons and insurance companies, most notably following issuance by the FDA of a biologics license to GTR in August 1997 for Carticel(R) AuCC, and a continued increase in the number of orthopedic surgeons trained in the procedure utilizing the service. Sales of Epicel(TM) skin grafts were $4.3 million in 1997, compared to $4.2 million in 1996, due to a slight increase in the number of burn incidents requiring the treatment.

MARGINS AND OPERATING EXPENSES
     GTR's costs of services sold were $11.8 million in 1997 as compared to $11.2 million in 1996. Costs of services sold exceeded revenues by 9% in 1997 and 53% in 1996. The improvement in service margins is primarily attributable to the higher sales volume and efficiencies gained in the manufacturing process.

     SG&A expenses in 1997 were $25.6 million, a decrease of 6% from SG&A expenses of $27.1 million in 1996. The decrease is due primarily to a decrease in expenses incurred in connection with the marketing of Carticel(R) AuCC in 1996. In 1997, $7.7 million of SG&A services were provided by Genzyme General, compared to $9.1 million in 1996 due to a decrease in expenses incurred in connection with the marketing of Carticel(R) AuCC in 1997.

     Research and development expenses were $10.8 million in 1997 and $10.9 million in 1996. In 1997, $7.7 million of the total research and development expenses incurred by GTR resulted from charges for research and development services provided by Genzyme General to GTR, compared to $6.9 million in 1996.

OTHER INCOME AND EXPENSES
     Interest income was $1.0 million in 1997 as compared to $1.4 million in 1996, due primarily to lower average cash balances during the year.

     Interest expense in 1997 was $2.9 million as compared to $0.1 million in 1996. Interest expense increased in 1997 as a result of $0.5 million of interest related to the addition of $11.4 million of debt from the GTR Note in February 1997, $1.1 million of interest charges to accrete this debt to its face value and additional interest from increases in borrowing under Genzyme's revolving credit facility in June 1996 and December 1996 of $8.0 million and $3.0 million, respectively (see "Liquidity and Capital Resources" below).

     GTR realized net losses from Diacrin/Genzyme LLC of $6.7 million in 1997, and $1.7 million in 1996. For the year ended December 31, 1997, GTR provided $6.8 million of funding to the joint venture, compared to $1.9 million in funding to the joint venture in 1996.

LIQUIDITY AND CAPITAL RESOURCES
     As of December 31, 1998, GTR had cash, cash equivalents and short-term investments of $7.7 million, a decrease of $24.2 million from December 31, 1997. In 1998, GTR used $34.4 million of cash for operations. Investing activities provided $19.3 million of cash which consisted of $16.5 million from the transfer of property to Genzyme General and $10.6 million from the sale and maturity of investments, offset by $7.2 million used to fund GTR's investment in Diacrin/Genzyme LLC. Financing activities provided $1.8 million of cash, of which $2.2 million consisted of proceeds from the exercise of stock options and stock issued under the employee stock purchase plan.

     As of December 31, 1998, $18.0 million of funds allocated to GTR in December 1996 under Genzyme's revolving credit facility remained outstanding.

     In 1996, Genzyme agreed to make available an unsecured, subordinated line of credit of up to $10.0 million to Diacrin that may be used by Diacrin under certain circumstances to fund capital contributions to Diacrin/Genzyme LLC. There have been no draws on this line of credit to date.

     In 1996, the Genzyme Board approved the allocation of $20.0 million in cash from Genzyme General to GTR to provide initial funding for Diacrin/Genzyme LLC, of which $7.0 million had been allocated to GTR in exchange for 721,455 GTR Designated Shares as of December 31, 1997. GTR Designated Shares are shares of GTR Stock that are not issued and outstanding, but which the Genzyme Board may from time to time issue, sell or otherwise distribute without allocating the proceeds to GTR. During 1998, the Genzyme Board increased the amount available under the GTR Equity Line from $13.0 million to $50.0 million. Under the GTR Equity Line, GTR may draw down funds as needed each fiscal quarter in exchange for GTR Designated Shares. There were no amounts outstanding under the GTR Equity Line at December 31, 1998.

     In February 1997, GTR raised $13.0 million through the private placement of the GTR Note. In November 1998, the holder of the GTR Note converted $600,000 in principal amount in exchange for 233,405 shares of GTR Stock. GTR paid $1.1 million of accrued interest in cash in connection with this conversion.

     GTR believes its available cash and investments, and amounts available under the GTR Equity Line will be sufficient to finance planned operations and capital requirements through the end of 1999. GTR must raise significant additional capital in order to continue operations at current levels beyond 1999. GTR's plans to raise additional capital include the consideration of the sale of additional equity securities, strategic alliances with third parties to fund further developments and marketing of Carticel(R) AuCC and other business transactions that would generate capital resources to assure continuation of GTR's operations and research programs. If these initiatives are not successful, GTR may be required to delay, scale back or eliminate certain of its programs, or to license third parties to commercialize technologies or products that GTR would otherwise undertake itself.

     For a discussion of the demands, commitments and events that may affect the liquidity and capital resources of Genzyme Corporation including GTR, see also "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations -- Liquidity and Capital Resources" included in this Annual Report.

NEW ACCOUNTING PRONOUNCEMENTS, EURO, YEAR 2000 AND MARKET RISK
See "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations -- Liquidity and Capital Resources" included in this Annual Report.

FACTORS AFFECTING FUTURE OPERATING RESULTS

     The future operating results of Genzyme Tissue Repair could differ materially from the results described above due to the risks and uncertainties described below and under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations -- Factors Affecting Future Operating Results" included in this Annual Report.

UNCERTAINTY OF COMMERCIAL SUCCESS OF CARTICEL(R) AUCC
     Carticel(R) AuCC is used to treat knee cartilage damage. Carticel(R) AuCC involves a proprietary process for growing autologous (a patient's own) cartilage cells to replace those that are damaged or lost. Revenue from this service accounted for approximately 64% of Genzyme Tissue Repair's revenue during 1998 and 61% of its revenue during 1997. The commercial success of Carticel(R) AuCC will depend on many factors including:

     POSITIVE RESULTS FROM POST-MARKETING STUDIES
          As a condition to the FDA's approval of Carticel(R) AuCC, Genzyme Tissue Repair agreed to conduct two post-marketing studies to confirm its effectiveness. The first study will compare the long-term clinical effects of treatment with Carticel(R) AuCC to certain other available treatments. The second study will compare treatment with Carticel(R) AuCC against a placebo implant. If these studies demonstrate that treatment with Carticel(R) AuCC is not superior to the alternatives studied, the FDA may suspend or withdraw its approval of Carticel(R) AuCC. If Genzyme Tissue Repair cannot market Carticel(R) AuCC in the U.S., its results of operations will be adversely affected.

     FDA APPROVAL OF SURGICAL INSTRUMENTATION
          Genzyme Tissue Repair has developed surgical instruments to improve the Carticel(R) AuCC treatment procedure and plans to file for marketing approval with the FDA. It is anticipated that Genzyme Tissue Repair will begin marketing the instruments in early 2000. There can be no assurance, however, that the FDA will approve these instruments or that the instruments will improve the Carticel(R) AuCC treatment procedure or gain commercial acceptance.

     AVAILABILITY OF THIRD PARTY REIMBURSEMENT
          Since the FDA approved Carticel(R) AuCC, there has been a substantial increase in the number of third party payers who cover the treatment. A large number of third party payers, however, do not cover it. There can be no assurance that any third party payers will continue to cover Carticel(R) AuCC or that additional third party payers will begin to provide reimbursement.

          Although FDA approval is a crucial factor in insurance plans deciding to cover new treatments, a number of major insurance plans also base such decisions on their own or third party evaluations of such treatments. One independent association that conducts such evaluations is the Blue Cross Blue Shield Association. The Blue Cross Blue Shield Association has determined that its Technology Assessment Committee does not believe that Carticel(R) AuCC meets all of its published criteria for new treatments. Genzyme Tissue Repair believes that Carticel(R) AuCC does in fact meet all of such criteria and is discussing the evaluation with the Blue Cross Blue Shield Association. While individual Blue Cross Blue Shield plans representing more than 50% of Blue Cross Blue Shield policyholders have provided policy coverage for Carticel(R) AuCC without a favorable evaluation by the Blue Cross Blue Shield Association, many Blue Cross Blue Shield plans have delayed approving Carticel(R) AuCC for coverage under their policies as a direct result of this unfavorable ruling. Since these remaining plans represent a significant percentage of insured lives in the United States, this ruling has delayed Genzyme Tissue Repair's access to a substantial portion of the market for Carticel(R) AuCC.

     SUCCESS OF COMPETITIVE PRODUCTS
          The process Genzyme Tissue Repair uses to grow a patient's cartilage cells is not patentable, and Genzyme does not yet have significant patent protection covering the other processes used in providing Carticel(R)
     AuCC. Genzyme Tissue Repair consequently cannot prevent a competitor from developing the ability to grow cartilage cells and from offering a product or service that is similar or superior to Carticel(R) AuCC. If a competitor were to develop such ability and obtain FDA approval for a competitive product or service, Genzyme Tissue Repair's results of operations could be adversely affected. Genzyme Tissue Repair is aware of at least two other companies that are growing autologous cartilage cells for cartilage repair in the European market. Additionally, several pharmaceutical and biotechnology companies are developing alternative treatments for knee cartilage damage. One or more of these companies may develop products or services superior to Carticel(R) AuCC.

     MARKET ACCEPTANCE BY ORTHOPEDIC SURGEONS
          Genzyme Tissue Repair is marketing Carticel(R) AuCC to orthopedic surgeons. There can be no assurance that enough trained surgeons will incorporate Carticel(R) AuCC into their practice to make it commercially successful.

SIGNIFICANT TISSUE REPAIR DIVISION OPERATING LOSSES AND CASH REQUIREMENTS MAY REDUCE FLEXIBILITY IN OPERATIONS
     Genzyme Tissue Repair is expected to have significant operating losses at least through early 2001 as it continues to introduce Carticel(R) AuCC and conduct research and development and clinical programs. There can be no assurance that Genzyme Tissue Repair's operations will ever be profitable. It is anticipated that Genzyme Tissue Repair's current cash resources, together with amounts available under the GTR Equity Line and cash generated from sales of Carticel(R) AuCC and Epicel(TM) skin grafts, a skin replacement product for patients with severe burns, will be sufficient to fund its operations until the end of 1999. However, Genzyme Tissue Repair may need more cash than currently planned because of numerous factors, including: (i) fluctuations in its revenues; (ii) the availability of third party reimbursement; (iii) the results of research and development and clinical testing; (iv) the development of competitive products and services; (v) effectiveness of cost-containment measures; (vi) regulation by the FDA and other government authorities; (vii) commitments to fund joint ventures or strategic collaborations; and (viii) acquisition activity.

     Genzyme Tissue Repair may also require significant additional financing to continue operations at anticipated levels. There can be no assurance that Genzyme Tissue Repair will be able to obtain any additional financing or find it on favorable terms. If Genzyme Tissue Repair has insufficient funds or is unable to raise additional funds, it may have to delay, reduce or eliminate certain of its programs. Genzyme Tissue Repair also may have to give rights to third parties to commercialize technologies or products that it would otherwise commercialize itself.

FLUCTUATION IN QUARTERLY RESULTS MAY AFFECT OPERATIONS
     It is expected that revenue from the sale of Carticel(R) AuCC will fluctuate based on Genzyme Tissue Repair's success penetrating the market, the availability of competitive procedures and the availability of third party reimbursement. The timing or magnitude of such fluctuations cannot be predicted. Furthermore, it is expected that revenue from Carticel(R) AuCC will be lower in the summer months because fewer operations are typically performed during those months. It is also expected that revenues from the sale of Epicel(TM) skin grafts will continue to fluctuate from quarter to quarter. This fluctuation is a result of several unpredictable factors, including the number and survival rate of burn patients who are treated with the Epicel(TM) skin grafts. Since Genzyme Tissue Repair must maintain extensive tissue culture facilities and a trained staff for both Carticel(R) AuCC and Epicel(TM) skin grafts, a significant portion of its costs are fixed and, therefore, fluctuations in demand can have an adverse effect on its results of operations.

UNCERTAINTY REGARDING SUCCESS OF THE NEUROCELL(TM) PRODUCTS
     Genzyme has a joint venture with Diacrin, Inc. to develop and commercialize NeuroCell(TM)-PD for Parkinson's disease and NeuroCell(TM)-HD for Huntington's disease and have allocated these programs to Genzyme Tissue Repair. Genzyme intends, however, to reallocate this program to Genzyme General if the holders of GTR Stock approve. Both Parkinson's disease and Huntington's disease result from damage to brain cells. NeuroCell(TM)-PD and NeuroCell(TM)-HD rely upon transplantation of cells from fetal pig brains to regenerate damaged brain tissue. The ultimate success of the NeuroCell(TM) products is subject to several risks, including:

     RISKS RELATED TO DISEASE TRANSMISSION
          Human therapeutic products based on the transplantation of cells obtained from animals -- "xenotransplantation" -- represent a novel therapeutic approach. There have not been extensive clinical tests of products based on xenotransplantation, and there is a risk that viruses or other animal pathogens will be unintentionally transmitted to human patients who are treated with these products. The FDA has issued draft regulatory guidelines to reduce the risk that infectious agents will contaminate xenotransplanted products. Although Genzyme Tissue Repair believes that the processes the joint venture uses to produce the NeuroCell(TM) products would comply with the guidelines as presently drafted, the FDA may substantially revise these guidelines before issuing them in final form. There can be no assurance that the FDA will in fact issue final guidelines or that the processes the joint venture uses to produce the NeuroCell(TM) products will comply with any guidelines that the FDA does issue.

          No therapeutic product based on xenotransplantation has been approved for marketing by the FDA, and there can be no assurance that the FDA or regulatory authorities in other countries will approve any products developed by the joint venture. The current regulatory scheme in Europe does not allow products based on porcine cells to be marketed in Europe. There can also be no assurance that the medical community or third party payers will accept products based on xenotransplantation, including those developed by the joint venture.

     SAFETY AND EFFECTIVENESS NOT YET ESTABLISHED
          Based on the early results of the Phase I clinical trial for NeuroCell(TM)-PD, the companies initiated two Phase II clinical trials of NeuroCell(TM)-PD. These two trials are designed to show safety and efficacy of NeuroCell (TM)-PD using two forms of immunosuppression. Upon successful completion of these trials, GTR plans to initiate pivotal trials of NeuroCell(TM)-PD. There can be no assurance that these trials will produce positive results. Negative results from any of these clinical trials may jeopardize the joint venture's ability to get FDA approval for NeuroCell(TM)-PD. If the joint venture cannot market NeuroCell(TM)-PD in the U.S., the value of Genzyme Tissue Repair's interest in the joint venture will be significantly reduced.

          In Phase I clinical trials involving NeuroCell(TM)-HD, patients did not show statistically significant clinical improvement 12 months following surgery. There can be no assurance that future clinical trials will demonstrate that NeuroCell(TM)-HD is effective in treating Huntington's disease.

          The joint venture's success also depends upon the successful development of xenotransplantation technology. This technology currently has limited clinical applications and there can be no assurance that it will result in the development of any therapeutic products. If the xenotransplantation technology does not result in the development of therapeutic products, the joint venture may have to dramatically change the scope and direction of its product development activities.

RELIANCE ON AGREEMENTS WITH KEY COLLABORATORS
     Carticel(R) AuCC was developed based on the work of a group of Swedish physicians. Genzyme Tissue Repair had consulting agreements with the two leaders of that group. These agreements expired at the end of 1998 and Genzyme Tissue Repair is currently negotiating renewals of these agreements. Pending these negotiations, these physicians are continuing to advise Genzyme Tissue Repair on the commercialization and further development of Carticel(R) AuCC. There can be no assurance, however, that renewals of these agreements will be signed.

     Under the terms of these consulting agreements, each physician: (i) cannot conduct any business activity that is competitive with products or services of Genzyme Tissue Repair through 1999; and (ii) cannot disclose proprietary and confidential information of Genzyme Tissue Repair. There can be no assurance that the two physicians will honor their obligations under the consulting agreements or that the agreements will be renewed. In addition, individuals who are familiar with the know-how underlying Carticel(R) AuCC through their association with these physicians may disclose such information to our competitors. Either event could have an adverse effect on Genzyme Tissue Repair's results of operations.

     Genzyme has entered into a sponsored research agreement with the University of Gothenburg in Sweden and certain physicians, including the two physicians discussed above. The purpose of the agreement is to conduct additional research on Carticel(R) AuCC. The agreement prohibits each member of the research team from disclosing any information relating to Genzyme Tissue Repair or its business that they acquire in connection with their work under the agreement. The agreement also states that all inventions that the members conceive or reduce to practice during the course of the research program will be the property of Genzyme Tissue Repair, with royalties payable to the inventing member. There can be no assurance that these members will honor their obligations under the sponsored research agreement.

POTENTIAL DILUTION OF GTR STOCKHOLDERS
     The issuance or distribution of additional shares of GTR Stock could adversely affect the market price of such stock and/or result in substantial dilution to holders of such stock. The Genzyme Board has reserved 8,033,707 shares of GTR Stock for issuance upon conversion of amounts payable under the GTR Note. On March 15, 1999, $9.4 million of principal on this note was outstanding. The actual number of shares of GTR Stock issued upon conversion of this note will depend on the market price prior to conversion.

     In addition, in May 1998, the Genzyme Board established a long-term financing plan for the continuing development of the product portfolio and research and development programs of Genzyme Tissue Repair. As part of this plan, the Genzyme Board increased the amount available under the GTR Equity Line from $13 million to $50 million. Under the terms of the GTR Equity Line, Genzyme Tissue Repair may draw down funds as needed each fiscal quarter in exchange for designated shares of GTR Stock. The rate of exchange will be determined by dividing the amount drawn under the line of credit by the average market value of one share of GTR Stock during the 20 trading days prior to the date the amount is drawn under the line of credit.

     Designated shares represent authorized shares that are not issued or outstanding but that the Genzyme Board can sell for the sole benefit of Genzyme General or distribute as a stock dividend to the holders of GGD Stock. Under the terms of Genzyme's management and accounting policies, substantially all of the designated shares of GTR Stock will be distributed or sold if, as of May 31 of each year, the number of such designated shares is greater than 10% of the number of outstanding shares of GTR Stock. The effect that these sales or distributions may have on the market price of GTR Stock cannot be predicted.

SUBSEQUENT EVENTS

     In January 1999, the holder of the GTR Note converted $3,000,000 in principal amount of the GTR Note in exchange for 1,352,290 shares of GTR Stock. GTR paid $133,000 of accrued interest to the holder in connection with this conversion.

     In February 1999, GTR made a $5.0 million draw under the GTR Equity Line in exchange for 1,633,399 GTR Designated Shares.

     In March 1999, Genzyme announced that it plans to reallocate Genzyme's interest in Diacrin/Genzyme LLC from GTR to Genzyme General. The transfer of the interest in Diacrin/Genzyme LLC is subject to the approval of GTR's shareholders.

GENZYME TISSUE REPAIR
COMBINED STATEMENTS OF OPERATIONS


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                               FOR THE YEARS ENDED DECEMBER 31,
                                                                                    1998              1997             1996
-------------------------------------------------------------------------------------------------------------------------------
Revenues:
  Net service sales....................................................         $ 17,117          $ 10,856        $   7,312

Operating costs and expenses:
  Cost of services sold................................................           13,438            11,788           11,193
  Selling, general and administrative..................................           24,579            25,571           27,111
  Research and development.............................................           10,432            10,845           10,880
                                                                                --------          --------        ---------
          Total operating costs and expenses...........................           48,449            48,204           49,184
                                                                                --------          --------        ---------
Operating loss.........................................................          (31,332)          (37,348)         (41,872)

Other income (expenses):
  Equity in net loss of joint venture..................................           (7,674)           (6,719)          (1,727)
  Interest income......................................................            1,176               979            1,432
  Interest expense.....................................................           (2,556)           (2,896)            (148)
                                                                                --------         ---------         --------
          Total other income (expenses)................................           (9,054)           (8,636)            (443)
                                                                                --------         ---------         --------
Net loss attributable to Genzyme Tissue Repair Stock...................         $(40,386)        $ (45,984)        $(42,315)
                                                                                ========         =========         ========
Per Genzyme Tissue Repair basic and diluted common share:
  Net loss.............................................................           $(1.99)          $(3.07)           $(3.38)
                                                                                  ======           ======            ======
Weighted average shares outstanding....................................           20,277           14,976            12,525
                                                                                  ======           ======            ======

Net loss attributable to Genzyme Tissue Repair Stock...................         $(40,386)         $(45,984)        $(42,315)

Other comprehensive loss
   Unrealized gains (losses) on securities arising during the period...                9                (9)              11
                                                                                --------          --------         --------
   Other comprehensive income..........................................                9                (9)              11
                                                                                --------          --------         --------
Comprehensive loss.....................................................         $(40,377)         $(45,993)        $(42,304)
                                                                                ========          ========         ========




















          The accompanying notes are an integral part of these combined financial statements.

GENZYME TISSUE REPAIR
COMBINED BALANCE SHEETS

(AMOUNTS IN THOUSANDS)                                                                                DECEMBER 31,
                                                                                                 1998             1997
----------------------------------------------------------------------------------------------------------------------
                                           ASSETS
Current assets:
   Cash and cash equivalents....................................................             $  7,732          $21,120
   Short-term investments.......................................................                    -           10,795
   Accounts receivable, net.....................................................                3,833            2,221
   Inventories..................................................................                2,645            1,973
   Other current assets.........................................................                1,723              921
                                                                                             --------          -------
     Total current assets.......................................................               15,933           37,030

Property, plant and equipment, net..............................................                2,836           19,524
Other noncurrent assets.........................................................                  185              672
                                                                                             --------          -------
     Total assets...............................................................             $ 18,954          $57,226
                                                                                             ========          =======

                         LIABILITIES AND DIVISION EQUITY

Current liabilities:
   Accounts payable.............................................................             $  1,355          $ 1,378
   Accrued expenses.............................................................                2,491            2,816
   Due to Genzyme General.......................................................                  548            1,213
   Current portion of long-term debt............................................               18,000                -
                                                                                             --------          -------
     Total current liabilities..................................................               22,394            5,407

Long-term debt..................................................................                    -           18,000
Convertible debenture, net......................................................               12,579           13,089
Other noncurrent liabilities....................................................                  377              527
                                                                                             --------          -------
     Total liabilities..........................................................               35,350           37,023

Commitments and contingencies (See Notes)

Division equity (Note J)........................................................              (16,396)          20,203
                                                                                             --------          -------
     Total liabilities and division equity......................................             $ 18,954          $57,226
                                                                                             ========          =======













          The accompanying notes are an integral part of these combined financial statements.

GENZYME TISSUE REPAIR
COMBINED STATEMENTS OF CASH FLOWS

                                                                                           FOR THE YEARS ENDED DECEMBER 31,
(IN THOUSANDS)                                                                      1998              1997             1996
----------------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES:
   Net loss..............................................................       $(40,386)         $(45,984)        $(42,315)
   Reconciliation of net loss to net cash used by operating activities:
     Depreciation and amortization.......................................          1,757             2,482              935
     Loss on disposal of property, plant and equipment...................              -                24               59
     Non-cash compensation expense.......................................            108               221              312
     Accrued interest/amortization on bonds..............................            188             (188)               85
     Provision for bad debts and inventory...............................          2,985             4,400            4,665
     Accretion of debt discount..........................................            453             1,071                -
     Equity in net loss of joint venture.................................          7,674             6,719            1,727
     Increase (decrease) in cash from working capital:
       Accounts receivable...............................................         (1,869)           (1,024)             (77)
       Inventories.......................................................         (3,400)           (4,070)          (5,489)
       Other current assets..............................................           (719)             (587)            (148)
       Accounts payable, accrued expenses and deferred revenue...........           (574)              (39)             444
       Due to Genzyme General............................................           (665)             (391)            (430)
                                                                                --------          --------         --------
       Net cash used by operating activities.............................        (34,448)          (37,366)         (40,232)

INVESTING ACTIVITIES:
   Purchases of investments..............................................              -           (10,614)          (5,004)
   Sales and maturities of investments...................................         10,614               318           11,447
   Investment in joint venture...........................................         (7,163)           (6,820)          (1,911)
   Purchases of property, plant and equipment............................           (670)            (496)          (26,573)
   Sale of property, plant and equipment.................................         16,500               852            5,311
   Other.................................................................             15             (428)              151
                                                                                --------          --------          -------
       Net cash (used) provided by investing activities..................         19,296           (17,188)         (16,579)

FINANCING ACTIVITIES:
   Proceeds from issuance of common stock, net...........................          2,204            31,475            2,437
   Proceeds from issuance of debt, net...................................              -            13,542           56,000
   Payments of debt and capital lease obligations........................           (445)                3          (38,169)
   Cash allocated from Genzyme General...................................            155            14,892           11,714
   Other.................................................................           (150)            (150)                -
                                                                                --------          --------           ------
       Net cash provided by financing activities.........................          1,764            59,762           31,982

Increase (decrease) in cash and cash equivalents.........................        (13,388)            5,208          (24,829)
Cash and cash equivalents at beginning of period.........................         21,120            15,912           40,741
                                                                                --------          --------          -------
Cash and cash equivalents at end of period...............................       $  7,732          $ 21,120         $ 15,912
                                                                                ========          ========         ========

Supplemental cash flow information:
   Cash paid during the year for:
     Interest............................................................       $  2,265          $  1,127         $    334

Supplemental Disclosures of Non-Cash Transactions:
GTR Designated Shares -- Note J
Transfer of Property, Plant and Equipment -- Note E
Conversion of GTR Note--Note H


          The accompanying notes are an integral part of these combined financial statements.

                              GENZYME TISSUE REPAIR
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS
Genzyme Tissue Repair develops and sells biological products primarily for the treatment of orthopedic injuries, such as cartilage damage, and severe burns. It is a division of Genzyme Corporation and has a separate series of common stock intended to reflect its value and track its economic performance.

BASIS OF PRESENTATION
The combined financial statements of GTR include the balance sheets, results of operations and cash flows during the periods presented. GTR's financial statements are prepared using the amounts included in the consolidated financial statements of Genzyme and its subsidiaries ("Genzyme's Consolidated Financial Statements") included in this Annual Report. Corporate allocations reflected in these financial statements are determined based upon methods which management believes to be reasonable.

PRINCIPLES OF COMBINATION
The accompanying combined financial statements of GTR reflect the combined accounts of all of GTR's businesses. The equity method is used to account for investments in companies and joint ventures in which GTR has a substantial ownership interest (20% to 50%), or in which GTR participates in policy decisions. Accordingly, GTR's share of the earnings or losses of such entities is included in computation of GTR's net loss. (See Note I., "Investments" to Genzyme's Consolidated Financial Statements which is incorporated herein by reference). All significant intradivisional items and transactions have been eliminated in combination. Certain items in GTR's combined financial statements for the years ended December 31, 1997 and 1996 have been reclassified to conform with the December 31, 1998 presentation.

FINANCIAL INFORMATION

Genzyme provides to holders of GTR Stock separate financial statements, management's discussion and analysis, descriptions of business and other relevant information for GTR. Notwithstanding the allocation of assets and liabilities, including contingent liabilities, between Genzyme General, GTR and GMO for the purposes of preparing their respective financial statements, Genzyme Corporation continues to hold title to all of the assets and is responsible for all of the liabilities allocated to each of the divisions. Holders of GTR Stock are common stockholders of Genzyme and have no specific claim against the assets attributed to GTR. Liabilities or contingencies of Genzyme General, GTR or GMO could affect the financial condition or results of operations of the other divisions. Accordingly, the GTR combined financial statements should be read in connection with Genzyme's Consolidated Financial Statements.

Accounting policies and financial information specific to GTR are presented in these GTR combined financial statements. Accounting policies and financial information relevant to Genzyme, Genzyme General, GTR and GMO, collectively, are presented in Genzyme's Consolidated Financial Statements. The Company prepares the financial statements of GTR in accordance with generally accepted accounting principles, the management and accounting policies of Genzyme and the divisional accounting policies approved by the Genzyme Board (See Note A., "Summary of Significant Accounting Policies", to Genzyme's Consolidated Financial Statements, which is incorporated herein by reference). Except as otherwise provided in such policies, the management and accounting policies applicable to the presentation of the financial statements of GTR may be modified or rescinded at the sole discretion of the Genzyme Board without approval of the stockholders, subject only to the Genzyme Board's fiduciary duty to Genzyme's stockholders.

DIVIDEND POLICY
Under the terms of the Charter, dividends that may be paid to the holders of GTR Stock will be limited to the lesser of funds of Genzyme legally available for the payment of dividends and the Available GTR Dividend Amount, as defined in the Charter. Although there is no requirement to do so, the Genzyme Board would declare and pay cash dividends on

GTR Stock, if any, based primarily on earnings, financial condition, cash flow and business requirements of Genzyme. Genzyme has never paid any cash dividends on shares of its capital stock. Genzyme currently intends to retain its earnings to finance future growth and therefore does not anticipate paying any cash dividends on GTR stock in the foreseeable future.

REVENUE RECOGNITION
GTR recognizes service revenue at the time skin grafts or cartilage cells are shipped. Cancellation charges may be assessed upon the cancellation of an Epicel(TM) order. These charges are dependent upon order size and stage of skin graft growth and are recognized upon order cancellation and when collection is determined to be probable.

NET INCOME (LOSS) PER SHARE
Net income (loss) per share attributable to Genzyme General, GTR and GMO gives effect to the management and accounting policies adopted by the Genzyme Board and is reported in lieu of consolidated per share data. Genzyme computes net income (loss) per share for each division by dividing the earnings attributable to each series of stock by the weighted average number of shares of that stock outstanding during the period, for basic earnings per share, and by the weighted average shares of that stock, plus other potentially dilutive securities outstanding during the applicable period for diluted earnings per share. Earnings (loss) attributable to GTR Stock equals GTR's net income or loss for the relevant period determined in accordance with generally accepted accounting principles in effect at such time, adjusted by the amount of tax benefits allocated to or from the other divisions pursuant to the management and accounting policies adopted by the Genzyme Board.

The following table sets forth the computation of basic and diluted earnings per share:

     (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                      DECEMBER 31,
                                                                                 1998          1997          1996
-------------------------------------------------------------------------------------------------------------------
     Net loss .........................................................     $(40,386)     $(45,984)     $(42,315)

     Basic and diluted weighted average shares outstanding.............       20,277        14,976        12,525

     Net loss per common share-- basic and diluted.....................       $(1.99)       $(3.07)       $(3.38)

During the years ended December 31, 1998, 1997 and 1996, certain securities were not included in the computation of diluted earnings per share because they would have an anti-dilutive effect due to the net loss for those years. Such securities include:

                                                                                      December 31,
Amounts in thousands                                                         1998         1997          1996
-------------------------------------------------------------------------------------------------------------
Shares of GTR Stock issuable for options ..............................      3,398        2,777         2,574
GTR Designated Shares .................................................        716          885         1,794
Shares of GTR Stock issuable upon conversion of the GTR Note ..........      7,810        1,772            --
                                                                            ------        -----         -----
    Total shares excluded from the GTR diluted earnings per
      share calculation ...............................................     11,924        5,434         4,368
                                                                            ======        =====         =====

ACCOUNTING FOR STOCK-BASED COMPENSATION
GTR has elected the disclosure-only alternative permitted under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". GTR has disclosed pro forma net income (loss) and pro forma earnings per share information in Note J. below, using the fair value based method for 1998, 1997 and 1996.


NOTE B.  POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S DIVISIONS

Genzyme allocates certain corporate costs for general and administrative, research and development, and cash management services to the divisions. Genzyme files a consolidated tax return and allocates income taxes to the divisions in accordance with the policies described below. With the exception of the policy regarding Interdivision Asset Transfers, policies may be modified or rescinded by action of the Genzyme Board, or the Genzyme Board may adopt additional policies, without approval of the stockholders of Genzyme, subject only to the Genzyme Board's fiduciary duty to the Genzyme stockholders. In addition, generally accepted accounting principles require that any change in policy be preferable (in accordance with such principles) to the previous policy.

FINANCIAL MATTERS
The Company manages the financial activities of Genzyme General, GTR and GMO. These financial activities include: the investment of surplus cash; the issuance, repayment and repurchase of short-term and long-term debt; and the issuance and repurchase of equity instruments.

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

SHARED SERVICES
GTR operates as a division of Genzyme with its own personnel and financial resources, but GTR has access to Genzyme's extensive research and development capabilities, manufacturing facilities, worldwide clinical development and regulatory affairs staffs, marketing, infrastructure, and experience in raising capital. Genzyme's corporate general and administrative functions, selling and marketing, and research and development expenses have been allocated to GTR in a reasonable and consistent manner based on utilization by the division of the services to which such costs relate. Genzyme's corporate general and administrative and research and development functions are performed primarily by Genzyme General. Management believes that such allocation is a reasonable estimate of such expenses. Genzyme General's allocation to GTR for research and development was $7.7 million in both 1998 and 1997 and $6.9 million in 1996. The charges for SG&A services were $6.5 million, $7.7 million and $9.1 million in 1998, 1997 and 1996, respectively. As of December 31, 1998 and 1997, GTR owed Genzyme General $0.5 million and $1.2 million, respectively, in connection with the above services.

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

Income taxes are allocated to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to such division under generally accepted accounting principles as if each division were a separate taxpayer; provided, however, that as of the end of any fiscal quarter of Genzyme, any projected annual tax benefit attributable to any division that cannot be utilized by such division to offset or reduce its current or deferred income tax expense may be allocated to the other divisions in proportion to their taxable income without any compensating payment or allocation. The treatment of such allocation for purposes of earnings per share computation is discussed in Note A., "Summary of Significant Accounting Policies -- Net Income
(Loss) Per Share", in Genzyme's Consolidated Financial Statements, which is incorporated herein by reference.

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

OTHER INTERDIVISION TRANSACTIONS
From time to time, a division may engage in transactions with one or more other divisions or jointly with one or more other divisions and one or more third parties. Such transactions may include agreements by one division to provide products and services for use by another division and joint ventures or other collaborative arrangements involving more than one division to develop new products and services jointly and with third parties. SG&A or research and development performed by one division for the benefit of another division will be charged to the division for which work is performed on a cost basis. The division performing the research will not recognize revenue as a result of performing such research. Other interdivisional transactions shall be on terms and conditions that would be obtainable in transactions negotiated with unaffiliated third parties. Any interdivisional transaction to be performed on terms and conditions other than those previously set forth and that is material to one or more of the participating divisions will require the approval of the Genzyme Board, which approval shall include a determination by the Genzyme Board that the transaction is fair and reasonable to each participating division and to holders of the common stock representing each such division.

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

NOTE C.  ACCOUNTS RECEIVABLE

GTR performs ongoing credit evaluations of its customers and generally does not require collateral. Accounts receivable are stated at fair value after reflecting the allowance for doubtful accounts of $1.0 million and $840,000 at December 31, 1998 and 1997, respectively.

NOTE D.  INVENTORIES

Inventories at December 31 consist of the following:

              (DOLLARS IN THOUSANDS)                                1998             1997
              ---------------------------------------------------------------------------
              Raw materials.................................      $  264           $  243
              Work--in-process..............................       2,381            1,730
                                                                  ------           ------
                                                                  $2,645           $1,973
                                                                  ======           ======

NOTE E.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31 includes the following:

              (DOLLARS IN THOUSANDS)                                1998              1997
              ----------------------------------------------------------------------------
              Plant and equipment..........................      $ 3,845           $18,562
              Land and buildings...........................            -             2,324
              Leasehold improvements.......................        2,577             2,428
              Furniture and fixtures.......................          146               127
                                                                 -------           -------
                                                                   6,568            23,441
                Less accumulated depreciation..............       (3,732)           (3,917)
                                                                 -------           -------
              Property, plant and equipment, net...........      $ 2,836           $19,524
                                                                 =======           =======

Depreciation expense was $1.6 million, $2.3 million and $0.9 million in 1998, 1997 and 1996, respectively.

In June 1998, the Genzyme Board approved the transfer of one of GTR's manufacturing facilities at fair market value, including land, building and equipment, to Genzyme General in exchange for approximately $16.5 million in cash. GTR recognized a gain of approximately $0.7 million from this transfer, which was recorded in division equity in June 1998.

NOTE F.   INVESTMENTS

Investments in cash equivalents and marketable securities at December 31, 1998 consist primarily of money market funds. At December 31, 1997, cash equivalents and marketable securities consisted primarily of money market funds and short-and long-term corporate notes.

Gross unrealized holding losses of $9,000 were recorded at December 31, 1997 in division equity.

All of the cash equivalents and marketable securities held by GTR as of December 31, 1997 matured in 1998.

DIACRIN/GENZYME LLC

In October 1996, Diacrin/Genzyme LLC was established as a joint venture between GTR and Diacrin to develop and commercialize products and processes using porcine fetal cells for the treatment of Parkinson's disease and Huntington's disease in humans. Under the terms of the joint venture agreement, GTR provided 100% of the initial $10.0 million of the funding requirements and will provide 75% of the next $40.0 million of funding requirements for products to be developed by the joint venture. Thereafter, all costs will be shared equally by the two parties. Profits from the joint venture will be shared equally by the two parties. As of December 31, 1998 GTR has provided a total of $15.7 million of funding to the joint venture, $5.1 million of which was provided by Genzyme General in exchange for 489,810 GTR Designated Shares. GTR realized net losses from the joint venture of $7.7 million in 1998, $6.7 million in 1997 and $1.7 million in 1996. Summary financial information is not presented as the impact of the joint ventures activities on GTR's statement of operations for the years ended December 31, 1998, 1997 and 1996 is not material. GTR performs research and development services on behalf of Diacrin/Genzyme LLC. In connection with these services, GTR received payments of $5.0 million, $2.3 million and $0.2 million in 1998, 1997 and 1996, respectively. As of December 31, 1998 GTR had a payable of $0.2 million to Diacrin/Genzyme LLC. The Company's Chairman and Chief Executive Officer is a Director of Diacrin.

In 1996 Genzyme agreed to make available an unsecured, subordinated line of credit of up to $10.0 million to Diacrin that may be used by Diacrin to fund capital contributions to Diacrin/Genzyme LLC. There have been no draws on this line of credit to date.

NOTE G.  ACCRUED EXPENSES

Accrued expenses at December 31 include the following:

              (DOLLARS IN THOUSANDS)                                        1998             1997
              -----------------------------------------------------------------------------------
              Compensation....................................            $1,271           $1,837
              Professional fees...............................               505              797
              Royalties.......................................                88               58
              Other...........................................               627              124
                                                                         -------          -------
                                                                          $2,491           $2,816
                                                                          ======           ======

NOTE H.   LONG-TERM OBLIGATIONS AND LEASES

Long-term obligations at December 31 is comprised of the following:


              (DOLLARS IN THOUSANDS)                                        1998             1997
              -----------------------------------------------------------------------------------
              Revolving credit facility.......................          $ 18,000          $18,000
              Convertible Debenture...........................            12,579           13,089
                                                                        --------          -------
                                                                          30,579           31,089
              Less current portion............................           (18,000)              --
                                                                        --------          -------
                                                                        $ 12,579          $31,089
                                                                        ========          =======

The $18.0 million allocated to GTR under Genzyme's revolving credit facility at December 31, 1997 is due to be repaid in 1999 and is no longer considered a long-term debt obligation.

During 1998, the Genzyme Board increased the amount available under the GTR Equity Line from $13.0 million to $50.0 million (the "GTR Equity Line"). There were no amounts outstanding under the GTR Equity Line at December 31, 1998.

Although the Company retains responsibility for the repayment of all long-term debt obligations (See Note K., "Long-term Debt and Leases" to the Consolidated Financial Statements, which is incorporated herein by reference), such debt is allocated to either Genzyme General, GTR or GMO for reporting purposes based on the intended use of the funds borrowed under each instrument.

GTR PRIVATE PLACEMENT

In February 1997, GTR raised $13.0 million through the private placement of the GTR Note. The GTR Note is convertible, at a discount to the average of the closing bid prices of the GTR Stock on the Nasdaq National Market for the 25 trading days immediately preceding the conversion date (the "Average GTR Stock Price"). The discount started at 2% beginning in August 1997 and increased to 11% in November 1998. The conversion price is currently the lesser of 89% of the Average GTR Stock Price preceding the conversion date or May 28, 1998, 15 months after the date of issue. In the first quarter of 1997, GTR recorded $11.5 million of proceeds attributed to the value of the debt and $1.5 million attributed to the value of the conversion feature (recorded as an increase to division equity). The debt has been accreted to its $13.0 million face value by a charge to interest expense of $1.6 million over the term of the initial 15 month conversion period. GTR recorded interest expense related to the accretion of this debt of $0.5 million and $1.1 million in the years ended December 31, 1998 and 1997, respectively.

In November 1998, the holder of the GTR Note converted $600,000 of the principal amount of the GTR Note in exchange for 223,405 shares of GTR stock. Due to the conversion, GTR paid $1.1 million of accrued interest to the holder of the GTR
Note in cash, which represented total accrued interest on the GTR Note to date.

Future minimum payments due under GTR's long-term obligations are as follows:

                     (DOLLARS IN THOUSANDS)                                      LONG-TERM DEBT
                    ---------------------------------------------------------------------------
                    1999......................................                   $ 18,000
                    2000......................................                     12,579
                                                                                 --------
                    Total minimum payments....................                     30,579
                          Less current portion................                    (18,000)
                                                                                 --------
                                          Total...............                   $ 12,579
                                                                                 ========

OPERATING LEASES
GTR rents facilities and equipment under noncancellable operating leases expiring through 2001. For one of GTR's facilities there is an option to renew the lease expiring in 2001 for an additional five years. Rent expense under all operating leases was $2.2 million in 1998, $1.8 million in 1997 and $2.1 million in 1996.

Future minimum payments due under Genzyme Tissue Repair's non-cancellable operating leases are as follows:

                    (DOLLARS IN THOUSANDS)                                       OPERATING
                                                                                  LEASES
                    -------------------------------------------------------------------------

                    1999................................................          $2,238
                    2000................................................           2,236
                    2001................................................           1,773
                                                                                  ------
                          Total minimum payments........................          $6,247
                                                                                  ======

GTR leases from Genzyme General a portion of a research and development facility. GTR is obligated to pay Genzyme General $0.6 million per year for three years commencing on July 1, 1998. Total rent expense for this facility for 1998 was $0.3 million. Diacrin/Genzyme LLC has subleased a portion of this facility from GTR for the term of the lease and is obligated to pay GTR rent of $0.4 million per year pursuant to the terms of the sublease agreement. Total rent due to GTR under the sublease for 1998 was $0.2 million.

NOTE I.  COMMITMENTS AND CONTINGENCIES

From time to time Genzyme has been subject to legal proceedings and claims arising in connection with its business. At December 31, 1998, there were no asserted claims against Genzyme which, in the opinion of management, if adversely decided, would have a material adverse effect on GTR's financial position and results of operations.

NOTE J.   DIVISION EQUITY

The following presents the equity of GTR for the periods presented:


              (AMOUNTS IN THOUSANDS)                                                          DECEMBER 31,
                                                                                1998             1997              1996
              ----------------------------------------------------------------------------------------------------------
              Balance at beginning of period.............................  $  20,203        $  18,084          $ 45,926
              Net loss...................................................    (40,386)         (45,984)          (42,315)
              Issuance of common stock under stock plans.................      2,109            2,438             2,436
              Shares issued in public offering...........................          -           29,037                 -
              Allocation from Genzyme General for designated shares......          -           14,892            11,714
              Payment from Genzyme General for research program..........        250                -                 -
              Stock compensation expense.................................        108              221               312
              Value of debt conversion feature...........................          -            1,524                 -
              Shares issued upon partial conversion of convertible debt..        600                -                 -
              Gain on transfer of facility...............................        711                -                 -
              Equity adjustments.........................................          9              (9)                11
                                                                            --------         --------           -------
              Balance at end of period...................................   $(16,396)        $ 20,203           $18,084
                                                                            ========         ========           =======


At December 31, 1998 and 1997, 40,000,000 shares of GTR Stock were authorized for issuance and approximately 20,921,000 and 19,941,000 shares, respectively, were issued and outstanding.

In October 1996, the Genzyme Board approved the GTR Equity Line with an initial allocation of up to $20.0 million in cash to GTR from Genzyme General to provide initial funding for GTR's joint venture with Diacrin, of which $7.0 million had been allocated to GTR in exchange for 721,455 GTR Designated Shares as of December 31, 1997.

In May 1998, the Genzyme Board increased the amount available under GTR Equity Line from $13 million to $50 million. Under the GTR Equity Line, GTR may draw down funds as needed each fiscal quarter in exchange for GTR Designated Shares. The rate of exchange will be determined by dividing the amount drawn under the line of credit by the average market value of one share of GTR Stock during the 20 trading days prior to the date the amount is drawn under the line of credit. As of December 31, 1998, GTR had not yet drawn any funds from the GTR Equity Line.

As of December 31, 1998, there were approximately 716,000 GTR Designated Shares reserved for issuance.

PREFERRED STOCK, DIRECTORS' DEFERRED COMPENSATION PLANS, STOCK RIGHTS, STOCK OPTIONS, EMPLOYEE STOCK PURCHASE PLAN, STOCK COMPENSATION PLANS AND GTR DESIGNATED SHARES.

The disclosures relating to Genzyme's preferred stock, Directors' Deferred Compensation Plan, stock rights, stock options, Employee Stock Purchase Plan, Stock Compensation Plans and GTR Designated Shares are included in Note L., "Stockholders' Equity" to Genzyme's Consolidated Financial Statements, which is incorporated herein by reference.

At December 31, 1998, approximately 5,253,000 shares of GTR Stock were reserved for issuance under the Company's 1990 Equity Incentive Plan, as amended, 1997 Equity Incentive Plan, 1998 Director Stock Option Plan, and 1990 Employee Stock Purchase Plan, as amended. At December 31, 1998, approximately 3,398,000 options to purchase shares of GTR Stock were outstanding.

STOCK OFFERING
In 1997, Genzyme sold 4,000,000 shares of GTR Stock for net proceeds of $29.0 million.

STOCK COMPENSATION PLANS

The Company applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for its four stock-based compensation plans, the 1997 Equity Incentive Plan and the 1990 Equity Incentive Plan (both of which are stock option plans), the 1990 Employee Stock Purchase Plan (a stock purchase plan) and the 1998 Director Stock Option Plan (a stock option plan) and, accordingly, no compensation expense has been recognized for shares purchased or for options granted to employees with an exercise price equal to fair market value.

Had compensation expense for the stock-based compensation plans been determined based on the fair value at the grant dates for options granted and shares purchased under the plans consistent with the method of SFAS 123, GTR's net loss and loss per share would have been as follows:


              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)                                DECEMBER 31,
              -----------------------------------------------------------------------------------------------------
                                                                            1998             1997              1996
              -----------------------------------------------------------------------------------------------------
              Net income (loss):
                As reported...................................         $(40,386)        $(45,984)         $(42,315)
                Pro forma.....................................         $(44,481)        $(49,547)         $(45,735)

              Basic and diluted loss per share:
                As reported...................................           $(1.99)          $(3.07)           $(3.38)
                Pro forma.....................................           $(2.19)          $(3.31)           $(3.65)


For assumptions used in the SFAS 123 calculations for GTR for the three years ended December 31, 1998, 1997 and 1996 - see Note L., "Stockholders Equity", to Genzyme's Consolidated Financial Statements, which is incorporated herein by reference.

The effects of applying SFAS 123 in this pro forma disclosure are not likely to be representative of the effects on reported net income for future years. SFAS 123 does not apply to awards granted prior to 1995 and additional awards are anticipated in future years.


NOTE K.  INCOME TAXES

The differences between the effective tax rates and the U.S. Federal statutory tax rates were as follows:


                                                                                          YEAR ENDED DECEMBER 31,
                                                                               --------------------------------------------
                                                                                 1998             1997              1996
                                                                               --------------------------------------------
              U.S. Federal income tax statutory rate...................        (35.0)%           (35.0)%          (35.0)%
              State taxes, net.........................................         (2.8)             (3.0)            (5.2)
              Tax credits..............................................         (3.4)             (1.4)               --
              Other....................................................          0.6               1.0                --
              Deductions subject to deferred tax valuation allowance...         40.6              38.4              40.2
                                                                               -----             -----             -----
              Effective tax rate.......................................           --%               --%               --%
                                                                               =====             =====             =====


At December 31, 1998 and 1997, the components of deferred tax assets were as follows (in thousands):

                                                                      1998              1997
                                                                 --------------------------------
              Deferred tax assets:
                Net operating loss carryforwards............     $  55,582         $  40,554
                Tax credits.................................         2,331               964
                Intangible amortization.....................        10,586            10,856
                Reserves and other..........................         5,035             3,695
                                                                 ---------         ---------
                Gross deferred tax assets...................        73,534            56,069
                Valuation allowance.........................       (73,534)          (56,069)
                                                                 ---------         ---------
                Net deferred tax assets.....................            --                --
                                                                 =========         =========

Due to uncertainty surrounding the realization of certain favorable tax attributes, GTR placed a valuation allowance of $73.5 million and $56.1 million for December 31, 1998 and 1997, respectively, against otherwise recognizable deferred tax assets. At the time GTR recognizes these tax assets in accordance with generally accepted accounting principles, the resulting deferred tax benefits will be reflected in the tax provision for GTR. However, the benefit of these deferred tax assets has been previously allocated to Genzyme General in accordance with the management and accounting policies, and will be reflected as a reduction of GTR net income to determine net income attributable to GTR Stock.

NOTE L.   BENEFIT PLANS

The disclosures relating to Genzyme's domestic employee savings plan under
Section 401(k) of the Internal Revenue Code of 1986, as amended (the "401(k) Plan") are included in Note P., "Benefit Plans" to Genzyme's Consolidated Financial Statements, which is incorporated herein by reference. Substantially all employees of GTR are covered under the 401(k) Plan.

The 401(k) plan allows employees to make contributions up to a specified percentage of their compensation, a portion of which are matched by GTR. GTR made $135,000, $183,000, and $165,000 in contributions to the plan in 1998, 1997 and 1996, respectively.

NOTE M.  SUBSEQUENT EVENTS

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

GENZYME TISSUE REPAIR

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Genzyme Corporation:

In our opinion, the accompanying combined balance sheets and the related combined statements of operations and of cash flows present fairly, in all material respects, the financial position of Genzyme Tissue Repair (as described in Note A) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December
31, 1998, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As more fully described in Note A to these financial statements, Genzyme Tissue Repair is a division of Genzyme Corporation; accordingly, the combined financial statements of Genzyme Tissue Repair should be read in conjunction with the audited consolidated financial statements of Genzyme Corporation and Subsidiaries.



                                                  /s/ PricewaterhouseCoopers LLP
                                                  ------------------------------
                                                      PricewaterhouseCoopers LLP

Boston, Massachusetts
February 23, 1999

                         GENZYME TISSUE REPAIR DIVISION

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


COLUMN A                                   COLUMN  B                 COLUMN C                  COLUMN  D          COLUMN E
---------------------------------------------------------------------------------------------------------------------------
                                                                     ADDITIONS
                                                           ----------------------------
                                         BALANCE AT        CHARGED TO           CHARGED                          BALANCE
                                          BEGINNING         COSTS AND          TO OTHER                           AT END
DESCRIPTION                               OF PERIOD          EXPENSES          ACCOUNTS       DEDUCTIONS       OF PERIOD
---------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 1998:

Allowance for doubtful accounts          $  839,000        $  257,000               -        $ 75,000(1)       $ 1,021,000
Inventory Reserve                        $8,347,000        $2,728,000               -        $423,000          $10,652,000

Year ended December 31, 1997:
Allowance for doubtful accounts          $  408,000        $  480,000               -        $ 49,000(1)       $   839,000
Inventory Reserve                        $4,427,000        $3,920,000               -                 -        $ 8,347,000

Year ended December 31, 1996:
Allowance for doubtful accounts          $  325,000        $  238,000               -        $155,000(1)       $   408,000
Inventory Reserve                                 -        $4,427,000               -                 -        $ 4,427,000
----------

(1) Uncollectible accounts written off, net of recoveries.