Form 10-K405, Exhibit 13
period 1998-12-31
GENZYME CORP
filed 1999-03-31
CIK 732485

                                                                 EXHIBIT 13.3

                              FINANCIAL STATEMENTS


                                                                      PAGE NO.
                                                                      --------
I. GENZYME MOLECULAR ONCOLOGY

     Combined Selected Financial Data...............................    118

     Management's Discussion And Analysis Of Genzyme Molecular
     Oncology's Financial Condition And Results Of Operations.......    121

     Combined Statements of Operations -- For the Years Ended
     December 31, 1998, 1997 and 1996...............................    127

     Combined Balance Sheets -- December 31, 1998 and 1997..........    128

     Combined Statements of Cash Flows -- For the Years Ended
     December 31, 1998, 1997 and 1996...............................    129

     Notes to Combined Financial Statements.........................    130

     Report of Independent Accountants..............................    140

GENZYME MOLECULAR ONCOLOGY
COMBINED SELECTED FINANCIAL DATA

The following Selected Financial Data reflects the results of operations and financial position of Genzyme Molecular Oncology Division ("Genzyme Molecular Oncology" or "GMO") and should be read in conjunction with the financial statements of GMO and accompanying footnotes.


                                                                                                                FOR THE
                                                                                                              PERIOD FROM
                                                                                                            DECEMBER 1, 1994
COMBINED STATEMENTS OF OPERATIONS DATA                                                                     (DATE OF INCEPTION)
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                   FOR THE YEARS ENDED DECEMBER 31,       TO DECEMBER 31, 1994
------------------------------------------------------------------------------------------------------------------------------------
                                                          1998         1997          1996       1995
                                                          ----         ----          ----       ----
Revenues:
Service revenue .....................................     2,229           467            -          -                -
Service revenue - related party .....................       466             -            -          -                -
Research and development revenue - related party ....     2,177           315            -          -                -
Research and development revenue ....................    14,535             -            -          -                -
                                                       --------      --------      -------     ------           ------
     Total revenue ..................................    19,407           782            -          -                -
Operating costs and expenses:
   Cost of service revenue ..........................     1,374            50            -          -                -
   Cost of research and development revenue .........     4,073           287            -          -                -
   Selling, general and administrative...............     7,155         2,118          185         87                8
   Research and development .........................    12,743         5,341          818        377               29
   Amortization of intangibles.......................    11,983         5,127            -          -                -
   Charge for in-process technology .................         -         7,000            -          -                -
                                                       --------      --------      -------     ------           ------
     Total operating costs and expenses..............    37,328        19,923        1,003        464               37
                                                       --------      --------      -------     ------           ------

Operating loss.......................................   (17,921)      (19,141)      (1,003)      (464)             (37)

Other income (expenses):
   Equity in net loss of joint venture ..............    (1,647)         (258)           -          -                -
   Interest income...................................       782           392            -          -                -
   Interest expense..................................    (2,968)       (1,663)           -          -                -
                                                       --------      --------      -------     ------           ------
     Total other income (expenses)...................    (3,833)       (1,529)           -          -                -
                                                       --------      --------      -------     ------           ------

Loss before income taxes.............................  $(21,754)     $(20,670)     $(1,003)    $ (464)          $  (37)
Tax benefit..........................................     2,647         1,092            -          -                -
                                                       --------      --------      -------     ------           ------

Net loss attributable to GMO Stock...................  $(19,107)     $(19,578)     $(1,003)    $ (464)          $  (37)
                                                       ========      ========      =======     ======           ======

Per Genzyme Molecular Oncology basic and diluted common share:

   Net loss..........................................  $  (3.81)
                                                       ========

Weighted average shares outstanding..................     5,019
                                                       ========

Pro forma per Genzyme Molecular Oncology basic and diluted common share:

   Pro forma net loss................................                  $(4.98)      $(0.26)    $(0.12)          $(0.01)
                                                                     ========      =======     ======           ======

Pro forma weighted average shares outstanding........                   3,929        3,929      3,929            3,929
                                                                     ========      =======     ======           ======


GENZYME MOLECULAR ONCOLOGY
COMBINED SELECTED FINANCIAL DATA (CONTINUED)

COMBINED BALANCE SHEET DATA
--------------------------



                                                                              DECEMBER 31,
                                                          ---------------------------------------------------
                                                            1998        1997        1996       1995      1994
                                                          ---------------------------------------------------
  Cash and investments .............................      $11,900     $21,229     $  --        $--       $--
  Working capital...................................        9,189      11,953         --         --        --
  Total assets......................................       35,952      53,801         --         --        --
  Long-term debt, convertible debenture and
    note payable ...................................           --      24,606         --         --        --
  Parent company investment ........................           --          --      1,504        501        37
  Division equity ..................................       23,364      13,466         --         --        --

There were no cash dividends paid.

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF GENZYME MOLECULAR ONCOLOGY'S
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    INTRODUCTION

    This discussion contains forward-looking statements. These forward-looking statements represent the expectations of the management of Genzyme Molecular Oncology and Genzyme Corporation ("Genzyme" or the "Company") as of the filing date of this Annual Report. The actual results for both GMO and Genzyme could differ materially from those anticipated by the forward-looking statements due to the risks and uncertainties described under the caption "Factors Affecting Future Operating Results" for GMO and Genzyme included in this Annual Report. Stockholders and potential investors should consider carefully each of these risks and uncertainties in evaluating the financial condition and results of operations of GMO and Genzyme.

    Genzyme provides separate financial statements for the Company and its subsidiaries on a consolidated basis and for each of Genzyme General Division ("Genzyme General"), Genzyme Tissue Repair Division ("Genzyme Tissue Repair" or "GTR") and GMO. The financial statements of each division include the financial position, results of operations and cash flows of programs and products allocated to the division under the Company's Restated Articles of Organization, as amended (the "Charter"), and the management and accounting policies adopted by Genzyme's Board of Directors (the "Genzyme Board") to govern the relationship of the divisions. The financial information of Genzyme General, GTR and GMO, taken together, include all accounts which comprise the consolidated financial information presented for Genzyme and its subsidiaries.

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

    Stockholders and potential investors should, therefore, read this discussion and analysis of GMO's financial position and results of operations in conjunction with the financial statements and related notes of GMO, and the discussion and analysis of Genzyme's financial position and results of operations, and the consolidated financial statements and related notes of Genzyme, all of which are included with this Annual Report.

    GMO was part of Genzyme General from December 1, 1994 (Date of Inception) to June 18, 1997. Genzyme acquired PharmaGenics, Inc. on June 18, 1997 and the combined financial statements of GMO beginning June 18, 1997 include the results of PharmaGenics.

RESULTS OF OPERATIONS

    The following discussion summarizes the key factors management considers necessary in reviewing GMO'S combined results of operations. Detailed discussion and analysis of the consolidated results of operations of Genzyme and its subsidiaries, which include the combined results of Genzyme General, Genzyme Tissue Repair and Genzyme Molecular Oncology, are provided separately in this Annual Report under "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations".

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

1998 COMPARED TO 1997

REVENUES
    GMO recorded $19.4 million of total revenue in 1998 as compared to $0.8 million of total revenue in 1997. The increase in GMO's revenue in 1998 is primarily attributable to an increase of $16.4 million in research and development revenue. The increase in research and development revenue is primarily due to $13.0 million in revenue recorded in connection with a research and license agreement with a large pharmaceutical company. GMO's revenue includes work performed for the joint venture with StressGen Biotechnologies Corporation ("StressGen/Genzyme LLC").

MARGINS AND OPERATING EXPENSES
    GMO's cost of revenues in 1998 was $5.4 million as compared to $0.3 million in 1997. The increase is primarily attributable to costs related to the delivery of services using GMO's SAGE(TM) differential gene expression technology, royalties and costs incurred in connection with research and development performed on behalf of StressGen/Genzyme LLC and the large pharmaceutical company.

    In 1998, GMO incurred $7.2 million of selling, general and administrative ("SG&A") expenses, compared to $2.1 million in 1997. The increase is due to increased administrative support corresponding to the growth of GMO's business, as well as amounts written off in connection with the withdrawal of Genzyme's registration statement on Form S-3 that it had filed with the Securities and Exchange Commission covering the initial public offering of GMO Stock.

    Research and development costs in 1998 increased to $12.7 million from $5.3 million in 1997. The increase in research and development costs relate to increases in research personnel and related expenses pertaining to GMO's SAGE, gene therapy and small molecule programs.

    Amortization expenses in 1998 and 1997 were $12.0 million and $5.1 million, respectively, and were attributable to the PharmaGenics acquisition, which was completed on June 18, 1997.

    GMO recorded a $7.0 million charge in 1997 as part of the acquisition of PharmaGenics for the purchase of in-process technology that has no alternative future use. There were no similar amounts in 1998.

OTHER INCOME AND EXPENSES
    Interest income increased in 1998 to $0.8 million from $0.4 million in 1997, mainly as the result of higher average cash balances during 1998. Interest expense increased to $3.0 million in 1998 compared to $1.7 million in 1997. The increase in interest expense is the result of interest and related amortization of the discount on the 6% convertible debentures issued in August 1997 (the "GMO Debentures") that were exchanged in August 1998 for 5% convertible debentures convertible into shares of GGD Stock (the "GGD Debentures").

    On July 31, 1997, StressGen/Genzyme LLC was established as a joint venture among Genzyme, StressGen Biotechnologies Corporation and the Canadian Medical Discoveries Fund to develop stress gene therapies for the treatment of cancer. GMO recorded an equity in net loss of the joint venture of $1.6 million and $0.3 million in 1998 and 1997, respectively.

    GMO recorded a tax benefit of $2.6 million in 1998 as compared to $1.1 million during 1997. The tax benefit results from the amortization of the deferred tax liability established upon the acquisition of PharmaGenics.

1997 COMPARED TO 1996

REVENUES
     GMO recorded $0.8 million total revenue in 1997 as compared to no revenue in 1996. GMO recorded revenue of $0.5 million which consists of the sale of services using GMO's SAGE(TM) differential gene expression technology. GMO also recorded research and development revenue of $0.3 million, which consists of work performed for StressGen/Genzyme LLC.

MARGINS AND OPERATING EXPENSES
    GMO's cost of revenues in 1997 was $0.3 million, and consisted of work performed on behalf of StressGen/Genzyme LLC.

     In 1997, GMO incurred $2.1 million of SG&A expenses, compared to $0.2 million in 1996. The increase is due to increased administrative support corresponding to the growth of GMO's business following the acquisition of PharmaGenics.

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

     In 1997, GMO recorded a $7.0 million charge as part of the acquisition of PharmaGenics for the purchase of in-process technology which represents the value assigned to PharmaGenics' programs which were still in the development stage for which there was no alternative future use.

OTHER INCOME AND EXPENSES

     Interest income and interest expense were $0.4 million and $1.7 million, respectively in 1997. There were no similar amounts in 1996. The interest income results from higher average cash balances due to the issuance of the GMO Debentures. The interest expense is interest and related amortization of the discount on the GMO Debentures.

     GMO recorded an equity in net loss of StressGen/Genzyme LLC of $0.3 million in 1997. Because StressGen/Genzyme LLC was formed in July 1997, there were no comparable amounts in 1996.

     GMO recorded a tax benefit of $1.1 million during 1997. There was no similar amount in 1996. The tax benefit results from amortization of the deferred tax liability established upon the acquisition of PharmaGenics.

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1998, GMO had cash, cash equivalents and short- and long-term investments of $11.9 million, a decrease of $9.3 million from December 31, 1997. In 1998, GMO used $8.1 million of cash for operations. Investing activities provided $4.0 million of cash which consisted of $7.1 million in proceeds from the maturities of investments, offset by $2.1 million used to purchase investments and $0.6 million used to acquire equipment.

     In 1997, the Genzyme Board approved the allocation of up to $25.0 million in cash to GMO from Genzyme General (the "GMO Equity Line"). The amount available was reduced to $5.0 million as a result of the issuance of the GMO Debentures in 1997.

     In August 1998, the holders of the GMO Debentures exercised their option to exchange the GMO Debentures, plus accrued interest of $1.2 million, for the GGD Debentures.

     In September 1998, Genzyme withdrew its registration statement on Form S-3 that it had filed with the Securities and Exchange Commission in April 1998, covering the initial public offering of 3,450,000 shares (including 450,000 shares issuable upon exercise of the underwriter's over-allotment option) of GMO Stock. In 1998, GMO recorded a $0.6 million charge for previously capitalized costs in connection with this offering.

     In September 1998, the Genzyme Board approved the exchange of a subordinated convertible promissory note due from GMO to Genzyme General in the amount of $2,450,000, plus accrued interest of $246,080, for approximately 386,000 GMO Designated Shares. GMO Designated Shares are shares of GMO Stock that are not issued and outstanding, but which the Genzyme Board may from time to time issue, sell or otherwise distribute without allocating the proceeds to GMO.

     In September 1998, GMO made a draw of the remaining $5.0 million available under the GMO Equity Line. Approximately 714,000 GMO Designated Shares were reserved for issuance in connection with this draw. In August 1998, the Genzyme Board approved the allocation by Genzyme General of up to $30.0 million in cash to GMO in exchange for an increase in the number of GMO Designated Shares (the "New Equity Line"). This is in addition to the GMO Equity Line. GMO has not yet drawn any funds under this arrangement.

     In October 1998, GMO licensed its p53 gene therapy patent rights to Schering-Plough Corporation. Under terms of the licensing agreement, GMO received a $5.0 million up-front payment. There could be additional patent, product development and sales milestone fees, in addition to royalties on product sales, associated with Schering-Plough's development and commercialization of p53 gene therapy product.

     On November 16, 1998 Genzyme distributed 8,717,000 shares of GMO Stock to holders of GGD Stock (the "GMO Dividend") and released from escrow 3,929,000 shares of GMO Stock held by former PharmaGenics shareholders.

     Management of GMO currently believes that the existing cash balances, revenues generated from SAGE agreements, committed research funding from collaborators and cash available under the New Equity Line will enable GMO to maintain its current and planned operations through 2000. Substantial additional funds will be required to complete development and commercialization of GMO's products and services (other than SAGE services). In addition, GMO's cash requirements may vary materially from those now planned as a result of numerous factors, including progress of GMO's research and development programs, achievement of milestones under strategic alliance arrangements, the ability of GMO to establish and maintain additional strategic alliances and licensing arrangements, the progress of development efforts of GMO's strategic partners, competing technological and market developments, the costs involved in enforcing patent claims and other intellectual property rights, the development of competitor products and services and the cost and timing of regulatory approvals. Insufficient funds may require GMO to delay, scale back or eliminate certain of its programs or to license third parties to commercialize technologies or products that GMO would otherwise undertake itself.

    GMO is expected to experience significant operating losses at least through fiscal year 2002 as its research and development and clinical trial programs expand. There can be no assurance that GMO will ever achieve a profitable level of operations or that profitability, if achieved, can be sustained on an ongoing basis. In addition, Genzyme's management and accounting policies provide that to the extent GMO is unable to utilize its operating losses or other projected tax benefits to reduce its current or deferred income tax expense, such losses or benefits may be reallocated to another division on a quarterly basis. Accordingly, although the actual payment of taxes is a corporate liability of Genzyme as a whole, separate financial statements will be prepared for each division and any losses that cannot be utilized by GMO will not be carried forward to reduce the taxes allocable to GMO's earnings in the future. This could result in GMO being charged a greater portion of the total corporate tax liability and reporting lower earnings available to GMO stockholders in the future than would have been the case if GMO had retained its losses or other benefits in the form of a net operating loss carryforward.

    For a discussion of the demands, commitments and events that may affect the liquidity and capital resources of Genzyme Corporation, including GMO, see Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations -- Liquidity and Capital Resources, included in this Annual Report.

NEW ACCOUNTING PRONOUNCEMENTS, EURO, YEAR 2000 AND MARKET RISK

    See "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations -- Liquidity and Capital Resources" included in this Annual Report.

FACTORS AFFECTING FUTURE OPERATING RESULTS

    The future operating results of Genzyme Molecular Oncology could differ materially from the results described above due to the risks and uncertainties described below and under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations -- Factors Affecting Future Operating Results" included in this Annual Report.

LACK OF SIGNIFICANT REVENUES; EARLY STAGE OF PRODUCT DEVELOPMENT
    Genzyme Molecular Oncology's products and services will not generate significant revenue for several years. Genzyme Molecular Oncology's service business around its SAGE(TM) differential gene expression technology is its only program that is not at an early stage of development. To date, these services have generated only modest revenue, and there are several other companies that provide genomics services that compete with SAGE(TM). Prior to commercializing any other products and services, Genzyme Molecular Oncology will have to conduct substantial research and development, undertake preclinical and clinical testing and pursue regulatory approvals. There can be no assurance that these efforts will be successful. Clinical trials, for example, may not support the safety or effectiveness of a particular product or service. Currently, Genzyme Molecular Oncology's gene therapy products for melanoma are its only therapeutic products in clinical development. There can be no assurance that Genzyme Molecular Oncology will not encounter problems in clinical trials that will cause it to delay or suspend the trials. In addition, gene therapy is a theoretically promising therapeutic approach that has many technical obstacles to be overcome. No gene therapy products have been approved to date for sale in the U.S. or internationally.

SIGNIFICANT OPERATING LOSSES
    It is expected that Genzyme Molecular Oncology will have significant operating losses for the next several years. Genzyme Molecular Oncology plans to spend substantial amounts of money on, among other things: (i) commercialization of the SAGE(TM) technology; (ii) research and development;
(iii) preclinical and clinical testing; and (iv) pursuing regulatory approvals. There can be no assurance that the efforts underlying these expenditures will be successful or that Genzyme Molecular Oncology's operations will ever be profitable. It may be years before Genzyme Molecular Oncology generates any revenue from sales of products or services other than from the SAGE(TM) technology.

     It is anticipated that Genzyme Molecular Oncology's current cash resources, together with amounts available under a line of credit from Genzyme General and revenues generated from SAGE(TM), license agreements and committed research funding from collaborators, will be sufficient to fund its operations through 2000. However, Genzyme Molecular Oncology's cash needs may differ from those planned because of many factors, including: (i) the results of research and development and clinical testing; (ii) the achievement of milestones under existing strategic alliances; (iii) the ability to establish and maintain additional strategic alliances and licensing arrangements; (iv) the enforcement of patent and other intellectual property rights; (v) the development of competitive products and services; and (vi) the ability to satisfy regulatory requirements of the FDA and other government authorities.

     Genzyme Molecular Oncology may require significant additional financing to continue operations at anticipated levels. There can be no assurance that Genzyme Molecular Oncology will be able to obtain any additional financing or find it on favorable terms. If Genzyme Molecular Oncology has insufficient funds or is unable to raise additional funds, it may delay, reduce or eliminate certain of its programs. Genzyme Molecular Oncology may also have to give rights to third parties to attempt to commercialize technologies or products that it would otherwise commercialize itself.

     UNCERTAINTY REGARDING PATENTS AND PROTECTION OF PROPRIETARY TECHNOLOGY Genzyme Molecular Oncology's long-term success largely depends on its ability to market technologically competitive products. Genzyme Molecular Oncology can prevent unauthorized third parties from using proprietary rights relating to its products and services only if these rights are covered by patents or are kept confidential as trade secrets.

     Third party patent rights and pending patent applications filed by third parties, if issued, may cover some of the therapeutic products Genzyme Molecular Oncology Division is developing or testing. As a result, it may be required to obtain licenses from the holders of these patents in order to test, use or market certain products and services. There can be no assurance that these licenses will be available on acceptable terms, if at all.

     Several patents have recently been issued that may affect Genzyme Molecular Oncology's business. The first is a U.S. patent issued to an academic institution that claims to cover the use of any recombinant viral vector in gene therapy, including adenoviral vectors. Based on public statements by the academic institution, Genzyme Molecular Oncology understands that the institution intends to make non-exclusive licenses under this patent widely available. The second is a group of U.S. and European patents that recently issued to a third party that relate to the collection and analysis of gene expression data from chemically exposed mammalian, plant and yeast cells. The third party has invited Genzyme to negotiate for a license for these patents. The third is a U.S. patent recently issued to a third party relating to methods for introducing DNA sequences encoding gene products into mammals systemically using lipid carriers. Genzyme Molecular Oncology is in the process of evaluating the scope and validity of each of these patents to determine whether obtaining licenses to these patents is necessary.

     Genzyme Molecular Oncology Division has a right of first negotiation to exclusively license the rights to inventions made by the National Cancer Institute relating to its use of adenoviral vectors for the tumor antigens MART-1 and gp100. In addition, Genzyme Molecular Oncology may negotiate for pre-existing rights to MART-1 and gp100 held by National Cancer Institute. Genzyme Molecular Oncology is aware of a U.S. patent issued to a third party which appears to cover the MART-1 gene. Genzyme Molecular Oncology is continuing to evaluate this patent and is in discussions with the patent holder regarding a non-exclusive license to the MART-1 gene. Genzyme Molecular Oncology is also aware of two published Patent Cooperation Treaty applications by two different third party applicants which appear to cover the gp100 gene. Accordingly, there can be no assurance that the National Cancer Institute will ultimately obtain the patent rights to gp100. Genzyme Molecular Oncology may need to obtain licenses from both the National Cancer Institute and others in order to commercialize immunotherapy products based on MART-1 and gp100.

     There can be no assurance that the patents issued or licensed to Genzyme will remain free from challenge by third parties. If Genzyme Molecular Oncology becomes involved in litigation to defend itself in patent suits brought by third parties or if it initiates such suits, it could consume a substantial portion of Genzyme Molecular Oncology's resources. Any legal action against Genzyme Molecular Oncology or its strategic partners claiming damages or seeking to stop commercial activities relating to the affected products and processes could subject Genzyme Molecular Oncology to potential liability for damages.

     These actions may also require Genzyme Molecular Oncology or its strategic partner to obtain a license in order to continue to manufacture or market the affected products and services. There can be no assurance that Genzyme Molecular Oncology or its strategic partner would prevail in any legal action. If Genzyme Molecular Oncology is required to obtain a license, there can be no assurance that one would be made on acceptable terms, if at all.

     Genzyme Molecular Oncology also relies upon trade secrets, proprietary know-how and continuing technological innovation to remain competitive. There can be no assurance that other parties will not independently develop such know-how or otherwise obtain access to Genzyme Molecular Oncology's technology. While Genzyme Molecular Oncology's employees, consultants and corporate partners with access to proprietary information are generally required to enter into confidentiality agreements, there can be no assurance that these agreements will be honored. In addition, some of Genzyme Molecular Oncology's consultants have developed portions of its proprietary technology at universities or in governmental laboratories. These universities or governmental authorities may claim rights to the intellectual property arising out of the research performed at the university or governmental laboratory.

RELIANCE ON COLLABORATORS
     Genzyme Molecular Oncology's strategy to develop and commercialize certain of its products and services entails entering into various arrangements with both academic collaborators and corporate partners and licensees. Genzyme Molecular Oncology will be dependent on the subsequent success of these parties in performing research, preclinical and clinical testing and marketing. These arrangements may require Genzyme Molecular Oncology to transfer certain material rights to such corporate partners and licensees. While Genzyme Molecular Oncology believes its collaborators and licensees will have an economic motivation to succeed in performing their contractual responsibilities, in some cases the amount and timing of resources to be devoted to their collaboration with Genzyme Molecular Oncology, and the ability to terminate the collaboration, will be controlled by the collaborators. Consequently, there can be no assurance that any revenues or profits will be derived from such arrangements, that any of Genzyme Molecular Oncology's current strategic alliances will be continued or not terminated early or that Genzyme Molecular Oncology will be able to enter into future collaborations.

GENZYME MOLECULAR ONCOLOGY
COMBINED STATEMENTS OF OPERATIONS

                                                                                   FOR THE YEARS ENDED DECEMBER  31,
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                  1998           1997           1996
-----------------------------------------------------------------------------------------------------------------------
Revenues:
 Service Revenue..........................................................       $ 2,229        $    467       $    --
 Service revenue-related party............................................           466              --            --
 Research and development-related party...................................         2,177             315            --
 Research and development.................................................        14,535              --            --
                                                                                --------        --------       -------
       Total revenues....................................................         19,407             782            --

Operating costs and expenses:
  Cost of service revenue.................................................         1,374              50            --
  Cost of research and development revenue................................         4,073             287            --
  Selling, general and administrative.....................................         7,155           2,118           185
  Research and development................................................        12,743           5,341           818
  Amortization of intangibles.............................................        11,983           5,127            --
  Charge for in-process technology........................................            --           7,000            --
                                                                                --------        --------       -------
       Total operating costs and expenses.................................        37,328          19,923         1,003
                                                                                --------        --------       -------

Operating loss............................................................       (17,921)        (19,141)       (1,003)

Other income (expenses):
  Equity in net loss of joint venture.....................................        (1,647)           (258)           --
  Interest income.........................................................           782             392            --
  Interest expense........................................................        (2,968)         (1,663)           --
                                                                                --------        --------       -------
       Total other income (expenses)......................................        (3,833)         (1,529)           --
                                                                                --------        --------       -------

Loss before income taxes..................................................       (21,754)        (20,670)       (1,003)
Tax benefit...............................................................         2,647           1,092            --
                                                                                --------        --------       -------

Net loss attributable to Genzyme Molecular Oncology Stock.................      $(19,107)       $(19,578)      $(1,003)
                                                                                ========        ========       =======

Net loss per Genzyme Molecular Oncology basic and diluted common share:
    Net loss..............................................................      $  (3.81)
                                                                                ========

Weighted average shares outstanding.......................................         5,019
                                                                                ========

Pro forma net loss per Genzyme Molecular Oncology basic and diluted common share:
    Pro forma net loss....................................................                      $  (4.98)      $ (0.26)
                                                                                                ========       =======

Pro forma weighted average shares outstanding.............................                         3,929         3,929
                                                                                                ========       =======

   Net loss attributable to Genzyme Molecular Oncology Stock..............      $(19,107)       $(19,578)      $(1,003)
   Other comprehensive income (loss), net of tax:
     Unrealized gains (losses) on securities arising during the period....             7              (7)           --
                                                                                --------        --------       -------
   Other comprehensive income.............................................             7              (7)           --
                                                                                --------        --------       -------
   Comprehensive loss.....................................................      $(19,100)       $(19,585)      $(1,003)
                                                                                ========        ========       =======



    The accompanying notes are an integral part of these combined financial statements.

GENZYME MOLECULAR ONCOLOGY
COMBINED BALANCE SHEETS


                                                                                              DECEMBER 31,
(AMOUNTS IN THOUSANDS)                                                                1998                   1997
-------------------------------------------------------------------------------------------------------------------
                                     ASSETS
Current assets:
  Cash and cash equivalents............................................              $10,868                $15,010
  Short-term investments...............................................                1,032                  5,170
  Accounts receivable..................................................                5,931                    117
  Other................................................................                   85                    706
                                                                                     -------                -------
       Total current assets............................................               17,916                 21,003

  Equipment, net.......................................................                  791                    487

  Long-term investments................................................                    -                  1,049
  Intangibles, net.....................................................               17,245                 30,688
  Investment in joint venture..........................................                    -                    574
                                                                                     -------                -------
       Total assets....................................................              $35,952                $53,801
                                                                                     =======                =======

                         LIABILITIES AND DIVISION EQUITY

Current liabilities:
  Accrued expenses.....................................................              $ 1,273                $ 2,015
  Due to Genzyme General...............................................                4,773                  5,434
  Payable to joint venture...............................................              1,181                      -
  Deferred revenue.....................................................                1,500                  1,583
  Other current liabilities............................................                    -                     18
                                                                                     -------                -------
       Total current liabilities.......................................                8,727                  9,050

Long-term debt.........................................................                    -                  5,000
Convertible debentures, net............................................                    -                 17,024
Note payable to Genzyme General........................................                    -                  2,582
Deferred tax liability.................................................                3,861                  6,509
Other..................................................................                    -                    170
                                                                                     -------                -------
       Total liabilities...............................................               12,588                 40,335

Commitments and contingencies (See Notes)

Division equity (Note L)...............................................               23,364                 13,466
                                                                                     -------                -------
       Total liabilities and division equity...........................              $35,952                $53,801
                                                                                     =======                =======





    The accompanying notes are an integral part of these combined financial statements.

GENZYME MOLECULAR ONCOLOGY
COMBINED STATEMENTS OF CASH FLOWS


(AMOUNTS IN THOUSANDS)                                             FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------
                                                                 1998           1997           1996
----------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net loss.................................................      $(19,107)      $(19,578)      $(1,003)
Reconciliation of net loss to net cash used by operating
       activities:
   Depreciation and amortization.........................        12,353          5,245            --
   Charge for in-process technology......................            --          7,000            --
   Deferred tax benefit..................................        (2,647)        (1,092)           --
   Accretion of debt conversion feature..................         1,867            957            --
   Equity in loss of joint venture.......................         1,647            258            --
   Accrued interest/amortization of marketable securities           131           (141)           --
   Non-cash compensation expense.........................           114             58            --
   Increase (decrease) in cash from working capital:
     Accounts receivable.................................        (5,815)          (117)           --
     Other current assets................................           986           (773)           --
     Accrued expenses, deferred revenue and other........         1,779          2,139            --
     Due to Genzyme General..............................           553          2,011            --
                                                               --------       --------       -------
       Net cash used by operating activities.............        (8,139)        (4,033)       (1,003)

INVESTING ACTIVITIES:
Acquisition of PharmaGenics, Inc., net of acquired cash..            --              9            --
Investment in unconsolidated affiliate...................            --           (724)           --
Purchases of investments.................................        (2,056)        (6,086)           --
Maturities of investment.................................         7,120             --            --
Acquisitions of equipment................................          (559)          (357)           --
Other....................................................          (488)            --            --
                                                               --------       --------       -------
       Net cash provided (used) by investing activities .         4,017         (7,158)           --

FINANCING ACTIVITIES:
Allocation of debt from Genzyme General..................            --          5,000            --
Cash allocated from Genzyme General......................         5,000             --            --
Proceeds from issuance of common stock...................             7             --            --
Proceeds from issuance of warrants.......................            --            724            --
Proceeds from issuance of convertible debentures, net....            --         19,150            --
Repayments of debt.......................................        (5,000)            --            --
Parent company investment, Genzyme General...............            --          1,371         1,003
Other....................................................           (27)           (44)           --
                                                               --------       --------       -------
       Net cash provided (used) by financing activities..           (20)        26,201         1,003

Increase (decrease) in cash and cash equivalents.........        (4,142)        15,010            --
Cash and cash equivalents at beginning of period.........        15,010             --            --
                                                               --------       --------       -------

Cash and cash equivalents at end of period...............      $ 10,868       $ 15,010       $    --
                                                               ========       ========       =======

Supplemental disclosure of non-cash transaction:
    Acquisition of PharmaGenics, Inc. -- See Note B
    Conversion of debt to equity -- See Notes C and G

    The accompanying notes are an integral part of these combined financial statements.

                           GENZYME MOLECULAR ONCOLOGY

                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS
Genzyme Molecular Oncology is engaged in development and commercialization of novel cancer products focusing on cancer vaccines and angiogenesis inhibitors through the integration of its gene discovery, gene therapy, small molecule drug discovery, protein therapeutic and genetic diagnostic efforts. GMO is a division of Genzyme Corporation and has a separate series of common stock intended to reflect its value and track its economic performance. Genzyme formed GMO in June 1997 by acquiring PharmaGenics and combining it with several of Genzyme's existing programs in the field of oncology. Operations under the existing Genzyme programs that formed GMO commenced December 1, 1994 (Date of Inception).

BASIS OF PRESENTATION
The combined financial statements of GMO include the balance sheets, results of operations and cash flows of Genzyme's molecular oncology operations, which were part of Genzyme General through June 18, 1997. GMO's financial statements are prepared using amounts included in the consolidated financial statements of Genzyme and its subsidiaries ("Genzyme's Consolidated Financial Statements"). Corporate allocations reflected in these financial statements are determined based upon methods which management believes to be reasonable.

On June 18, 1997, Genzyme acquired PharmaGenics. Therefore, from June 18, 1997, the results of PharmaGenics are included in GMO's financial statements. The stockholders of PharmaGenics received approximately 3,929,000 shares of GMO Stock in the merger. As compensation to Genzyme General for its contribution to GMO, 6,000,000 GMO Designated Shares were reserved for issuance. GMO Designated Shares are shares of GMO Stock that are not outstanding, but which the Genzyme Board may from time to time issue, sell or otherwise distribute without allocating the proceeds to GMO. (See Note L., "Division Equity" below).

PRINCIPLES OF COMBINATION
The accompanying combined financial statements of GMO reflect the combined accounts of all of GMO's businesses. The equity method is used to account for investments in companies and joint ventures in which GMO has a substantial ownership interest (20% to 50%), or in which GMO participates in policy decisions. Accordingly, GMO's share of the earnings or losses of these entities is included in the computation of GMO's net loss. (See Note I. "Investments", to Genzyme's Consolidated Financial Statements, which is incorporated herein by reference) All significant intercompany items and transactions have been eliminated in combination. Certain items in GMO's combined financial statements for the years ended December 31, 1997 and 1996 have been reclassified to conform with the December 31, 1998 presentation.

FINANCIAL INFORMATION
Genzyme provides to holders of GMO Stock separate financial statements, management's discussion and analysis, descriptions of business and other relevant information for GMO. Notwithstanding the allocation of assets and liabilities, including contingent liabilities, between Genzyme General, GTR and GMO for the purposes of preparing their respective financial statements, Genzyme Corporation continues to hold title to all of the assets and is responsible for all of the liabilities allocated to each of the divisions. Holders of GMO Stock are common stockholders of Genzyme and have no specific claim against the assets attributed to GMO. Liabilities or contingencies of Genzyme General, GTR or GMO could affect the financial condition or results of operations of the other divisions. Accordingly, the GMO combined financial statements should be read in connection with Genzyme's Consolidated Financial Statements included in this Annual Report.

Accounting policies and financial information specific to GMO are presented in these GMO combined financial statements. Accounting policies and financial information relevant to Genzyme, Genzyme General, GTR and GMO, collectively, are presented in Genzyme's Consolidated Financial Statements. The Company prepares the financial statements of GMO in accordance with generally accepted accounting principles, the management and accounting policies of Genzyme and the divisional accounting policies approved by the Genzyme Board (see Note A., "Summary of Significant Accounting Policies," to Genzyme's Consolidated Financial Statements which is incorporated herein by reference). Except as otherwise provided in such policies, the management and accounting policies applicable to the presentation of the financial statements of GMO may be modified or rescinded at the sole discretion of the Genzyme Board without approval of the stockholders, subject only to the Genzyme Board's fiduciary duty to Genzyme's stockholders.

DIVIDEND POLICY
Under the terms of the Charter, dividends that may be paid to the holders of GMO Stock will be limited to the lesser of funds of Genzyme legally available for the payment of dividends and the Available GMO Dividend Amount, as defined in the Charter. Although there is no requirement to do so, the Genzyme Board would declare and pay cash dividends on GMO Stock, if any, based primarily on earnings, financial condition, cash flow and business requirements of Genzyme. Genzyme has never paid any cash dividends on shares of its capital stock. Genzyme currently intends to retain its earnings to finance future growth and therefore does not anticipate paying any cash dividends on GTR Stock in the foreseeable future.

REVENUE RECOGNITION
GMO recognizes service revenue when the service procedures have been completed or applicable milestones have been achieved. Revenues from research and development contracts are recognized over applicable contractural periods as specified by each contract and as costs related to the contracts are incurred.

NET LOSS PER SHARE
Historical loss per share information is presented for the year ending December 31, 1998, but is omitted for the years ended December 31, 1997 and 1996 as there were no shares of GMO Stock outstanding prior to June 18, 1997. Pro forma net loss per share is disclosed for the years ending December 31, 1997 and 1996. The pro forma shares outstanding represent the shares of GMO Stock issued to effect the acquisition of PharmaGenics. Following issuance of the GMO Stock, the method of calculating earnings per share for GMO reflects the terms of the Charter, which provides that dividends may be declared and paid out of the lesser of funds of Genzyme legally available for the payment of dividends and the Available GMO Dividend Amount, as defined.

Net income (loss) per share attributable to Genzyme General, GTR and GMO gives effect to the management and accounting policies adopted by the Genzyme Board and is reported in lieu of consolidated per share data. Genzyme computes net income (loss) per share for each division by dividing the earnings attributable to each series of stock by the weighted average number of shares of that stock outstanding during the period, for basic earnings per share, and by the weighted average shares of that stock, plus other potentially dilutive securities outstanding during the applicable period for diluted earnings per share. Earnings (loss) attributable to GMO Stock equals GMO's net income or loss for the relevant period determined in accordance with generally accepted accounting principles in effect at such time, adjusted by the amount of tax benefits allocated to or from the other divisions pursuant to the management and accounting policies adopted by the Genzyme Board.

The following table sets forth the computation of basic and diluted earnings per share:

     (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                      DECEMBER 31,
     -------------------------------------------------------------------------------------------------------------
                                                                                 1998          1997         1996
     -------------------------------------------------------------------------------------------------------------
     Net Loss.........................................................         $(19,107)     $(19,578)    $(1,003)

     Basic and diluted weighted average shares outstanding............            5,019

     Net loss per common share - basic and diluted....................          $ (3.81)

     Pro forma basic and diluted weighted average shares outstanding..                          3,929       3,929

     Pro forma net loss per common share -- basic and diluted.........                       $  (4.98)    $ (0.26)

During the years ended December 31, 1998, and 1997, certain securities were not included in the computation of diluted earnings per share because they would have an anti-dilutive effect due to the net loss for the years. Such securities include:

                                                                                           December 31,
Amount in thousands                                                                  1998             1997
Shares of GMO Stock issuable for options..........................................   1,158              826
Warrants to purchase GMO Stock....................................................      10               10
GMO Designated Shares.............................................................   1,410            6,000
                                                                                     -----            -----
     Total shares excluded from the GMO diluted earnings per
          share calculation.......................................................   2,578            6,836
                                                                                     -----            -----

During the year ended December 31, 1996, there were no securities outstanding to be considered in this calculation.

ACCOUNTING FOR STOCK-BASED COMPENSATION
GMO has elected the disclosure-only alternative permitted under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". GMO has disclosed net income (loss) and earnings per share for 1998 and pro forma net loss and pro forma loss per share information using the fair value based method for 1997, as there were no GMO Stock Options issued under the above mentioned plan prior to 1997 (See Note L., "Division Equity" below).

NOTE B.  PHARMAGENICS MERGER

Genzyme acquired PharmaGenics on June 18, 1997. This transaction was accounted for as a purchase. The aggregate purchase price of $27.5 million (net of $0.5 million, which represents the fees payable by PharmaGenics in connection with the merger and are included in accrued expenses), plus acquisition costs of $2.5 million and assumed liabilities of $4.9 million, has been allocated to the acquired tangible and intangible assets based on their estimated respective fair values (amounts in thousands):

     Equipment....................................................... $   208
     Other assets....................................................      50
     Completed technology rights (to be amortized over 3 years)......  20,000
     Goodwill (to be amortized over 3 years).........................  15,193
     Deferred tax liability (to be amortized over 3 years)...........  (7,600)
     In-process technology...........................................   7,000
                                                                      -------
                                                                      $34,851
                                                                      =======

In 1998 there were certain adjustments to the assumed liabilities totaling $0.5 million.

The $7.0 million allocated to in-process technology represents the value assigned to PharmaGenics's programs which are still in the development stage and for which there is no alternative use. The value assigned to these programs (both complete and in-process) has been determined by selecting the maximum anticipated value of these programs, based on comparable technologies. The amount allocated to in-process technology was charged to operations in June 1997, the period in which the merger was consummated.

The deferred tax liability of $7.6 million results from the temporary difference between the book and tax basis of the completed technology computed at a 38.0% incremental tax rate.

If the acquisition had taken place at the beginning of 1997, after giving effect for adjustments for increased amortization, increased interest expense, the tax benefit from the amortization of the deferred tax liability and the one time charge for in-process technology, the pro forma revenues, net loss and net loss per share for GMO would have been as follows. This pro forma information does not purport to be indicative of what would have occurred had the acquisition been made as of those dates or of results which may occur in the future.

     (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)       YEAR ENDED DECEMBER 31,
     ------------------------------------------------------------------------------
                                                                    1997
     ------------------------------------------------------------------------------
                                                                 (Unaudited)
     Pro forma revenues...................................       $    857
     Pro forma net loss...................................       $(25,926)
     Pro forma basic and diluted net loss per share.......       $  (6.60)
     Pro forma weighted average shares outstanding........          3,929

In connection with the PharmaGenics merger, a warrant to purchase certain shares of PharmaGenics Series A Preferred Stock was converted to a warrant to purchase approximately 10,000 shares of GMO Stock at $8.04 per share.

NOTE C.  CREDIT FACILITY

Genzyme had made a credit facility (the "PGI Credit Facility") available to PharmaGenics to fund PharmaGenics' documented operating costs prior to completion of the merger. As of June 18, 1997, PharmaGenics had drawn $2,450,000 under the PGI Credit Facility. Following the merger, amounts advanced under the PGI Credit Facility were evidenced by a Subordinated Convertible Promissory Note which bore interest subsequent to June 18, 1997 at the best borrowing rate available to Genzyme (6.15% per annum as of December 31, 1997) and was due to mature on February 10, 2002 (the "Maturity Date"). Amounts drawn under the PGI Credit Facility were a liability allocated to GMO and the outstanding principal amount was treated as an intracompany loan by Genzyme General to GMO, due on the Maturity Date and convertible at any time prior thereto, at the Genzyme Board's option, into GMO Designated Shares pursuant to an established formula. In September 1998, the Genzyme Board approved the exchange of amounts drawn under the PGI Credit Facility in the amount of $2,450,000, plus accrued interest of $246,080, for approximately 386,000 GMO Designated Shares. The number of GMO Designated Shares created as a result of the exchange was based on the fair value of the GMO Stock ($7.00) as determined by the Genzyme Board. The amount of the note and accrued interest was reclassified to division equity upon the exchange.

NOTE D.  POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S DIVISIONS

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

SHARED SERVICES
GMO operates as a division of Genzyme with its own personnel and financial resources, but GMO has access to Genzyme's extensive research and development capabilities, manufacturing facilities, worldwide clinical development and regulatory affairs staffs, marketing, infrastructure and experience in raising capital. Genzyme's corporate general and administrative, selling and marketing, and research and development expenses have been allocated to GMO in a reasonable and consistent manner based on the utilization by GMO of the services to which such costs relate. Genzyme's corporate general and administrative and research and development functions are performed primarily by Genzyme General. Management believes that such allocation is a reasonable estimate of such expenses. Genzyme General's allocations to GMO for general and administrative and selling and marketing expenses were $5.7 million, $2.1 million, and $0.2 million in 1998, 1997 and 1996, respectively. Genzyme General allocations to GMO for research and development expenses were $12.1 million, $5.3 million, and $0.8 million in 1998, 1997 and 1996 respectively.

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

Income taxes are allocated to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to such division under generally accepted accounting principles as if each division were a separate taxpayer; provided, however, that as of the end of any fiscal quarter of Genzyme, any projected annual tax benefit attributable to any division that cannot be utilized by such division to offset or reduce its current or deferred income tax expense may be allocated to the other divisions in proportion to their taxable income without any compensating payment or allocation. The treatment of such allocation for purposes of earnings per share computation is discussed in Note A., "Summary of Significant Accounting Policies -- Net Income
(Loss) Per Share," to Genzyme's Consolidated Financial Statements, which is incorporated herein by reference.

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

If a division (the "purchasing division") requires any product or service from which another division (the "selling division") derives revenue from sales to third parties (a "commercial product or service"), the purchasing division may solicit from the selling division a bid to provide such commercial product or service in addition to any bids solicited by the purchasing division from third parties. Subject to determination by the Genzyme Board that the bid of the selling division is fair and reasonable to each division and to their respective stockholders and that the purchasing division is willing to accept the selling division's bid, the purchasing division may accept any bid deemed to offer the most favorable terms and conditions for providing the commercial product or service sought by the purchasing division. As of December 31, 1998 GMO recorded $0.5 million of service revenue for services performed for Genzyme General.

s

NOTE E.  EQUIPMENT
Equipment at December 31 includes the following:

     (DOLLARS IN THOUSANDS)                              1998          1997
     ----------------------------------------------------------------------
     Equipment....................................      $1,111         $552
     Furniture and fixtures.......................          13           13
                                                        ------         ----
                                                         1,124          565
       Less accumulated depreciation..............        (333)         (78)
                                                        ------         ----
     Equipment, net...............................      $  791         $487
                                                        ======         ====

Depreciation expense was $255,000 in 1998 and $74,000 in 1997.


NOTE F.  REVOLVING CREDIT FACILITY

Genzyme has a $225 million revolving credit facility with a syndicate of commercial banks. As of December 31, 1998, GMO had repaid the $5.0 million of debt it had outstanding under the revolving credit facility and currently has no amounts outstanding under this credit facility. GMO incurred $73,000 and $160,000 of interest expense in 1998 and 1997, respectively, related to this credit facility. (See Note K., "Long-Term Debt And Leases," to Genzyme's Consolidated Financial Statements, which is incorporated herein by reference).

NOTE G.  GMO DEBENTURES

Effective August 1998, all of the holders of the GMO Debentures exercised their option to exchange their GMO Debentures, plus accrued interest of $1.2 million, into the GGD Debentures. Approximately 3,029,000 GMO Designated Shares were reserved for issuance in connection with the exchange. The GMO Designated Shares are subject to adjustment based on the fair market value of GMO Stock on October 16, 1999. The number of GMO Designated Shares created as a result of the exchange was based on the fair value of the GMO Stock ($7.00) as determined by the Genzyme Board. The amount of the note and accrued interest was reclassified to division equity upon the exchange. (See Note L. "Division Equity" below and Note K., "Long-Term Debt and Leases," to Genzyme's Consolidated Financial Statements, which is incorporated herein by reference).

NOTE H. GMO EQUITY LINE

In 1997, the Genzyme Board approved the allocation of up to $25.0 million in cash to GMO from Genzyme General (the "GMO Equity Line"). The amount available was reduced to $5.0 million as a result of the issuance of the GMO Debentures in 1997.

In September 1998, GMO made a draw of the remaining $5.0 million available under the GMO Equity Line. In August 1998, the Genzyme Board approved the allocation by Genzyme General of up to an additional $30.0 million in cash to GMO in exchange for an increase in the number of GMO Designated Shares. This is in addition to the GMO Equity Line. GMO has not yet drawn any funds under this arrangement.

NOTE I.  REGISTRATION STATEMENT

In April 1998, Genzyme filed with the Securities and Exchange Commission an amended registration statement on Form S-3 covering the initial public offering of 3,450,000 shares of GMO Stock (including 450,000 shares issuable upon exercise of the underwriters' over-allotment option). In September 1998, GMO withdrew the registration statement because it no longer intended to conduct the offering of shares of GMO Stock contemplated in the registration statement. In 1998, GMO recorded a $0.6 million charge for previously capitalized costs in connection with this offering.

NOTE J.  STRESSGEN/GENZYME LLC

The disclosures relating to StressGen/Genzyme LLC are included in Note I., "Investments," to Genzyme's Consolidated Financial Statements, which is incorporated herein by reference.

For the years ended December 31, 1998 and 1997, GMO recorded $2.2 million and $0.3 million, respectively, of research and development revenue and $2.0 million and $0.3 million, respectively, in costs of research and development revenue, respectively, related to services billed to StressGen/Genzyme LLC. GMO had a receivable of $0.1 million from StressGen/Genzyme LLC at December 31, 1998, which is included in other current assets. Because CMDF has the right to require Genzyme and StressGen to purchase CMDF's membership interest, Genzyme records 50% of the losses incurred by the joint venture. For the years ended December 31, 1998 and December 31, 1997, GMO recorded $1.6 million and $0.3 million, respectively, of equity in net loss of joint venture. Summary financial information for StressGen/Genzyme LLC is not presented as the impact of StressGen/Genzyme LLC's activities on the GMO's statement of operations for the years ended December 31, 1998 and 1997 is not considered to be material.

NOTE K.   COMMITMENTS AND CONTINGENCIES

From time to time Genzyme has been subject to legal proceedings and claims arising in connection with its business. At December 31, 1998, there were no asserted claims against Genzyme which, in the opinion of management, if adversely decided, would have a material adverse effect on GMO's financial position and results of operations.

NOTE L.   DIVISION EQUITY

The following presents the equity of GMO for the periods presented. The presentation of division equity reflects the amounts expended by Genzyme on programs being attributed to GMO and, accordingly, such amounts are reflected as a parent company investment.

     (AMOUNTS IN THOUSANDS)                                                          DECEMBER 31,
     ---------------------------------------------------------------------------------------------------------
                                                                         1998            1997          1996
     ---------------------------------------------------------------------------------------------------------
     Balance at beginning of period .............................       $13,466        $    --        $   --
     Net loss ...................................................       (19,107)       (19,578)       (1,003)
     Allocation from Genzyme General for GMO Designated Shares...         5,000          1,381         1,003
     Conversion of note payable to Genzyme
       General into GMO Designated Shares .......................         2,696             --            --
     Exercise of stock options ..................................             7             --            --
     Shares issued in connection with acquisition of PharmaGenics            --         27,369            --
     Sale of warrants ...........................................            --            724            --
     Unearned compensation ......................................           114           (116)           --
     Value of debt conversion feature ...........................            --          3,529            --
     Conversion of GMO debentures to GGD debentures
       for GMO Designated Shares.................................        19,802             --            --
     Unrealized gain (loss) on investments ......................             7             (7)           --
     Other ......................................................         1,379            164            --
                                                                        -------        -------        ------
       Balance at end of period ..............................          $23,364        $13,466        $   --
                                                                        =======        =======        ======

At December 31, 1998 and 1997, 40,000,000 shares of GMO Stock were authorized for issuance and 12,648,295 and 3,929,572 shares, respectively, were issued and outstanding.

On November 16, 1998, Genzyme distributed 8,717,000 shares of GMO Stock to holders of GGD Stock and released from escrow 3,929,000 shares of GMO Stock held by former PharmaGenics shareholders.

As of December 31, 1998 approximately 1,410,000 GMO Designated Shares were reserved for issuance.

PREFERRED STOCK, DIRECTORS' DEFERRED COMPENSATION PLAN, STOCK RIGHTS, STOCK OPTIONS, EMPLOYEE STOCK PURCHASE PLAN, STOCK COMPENSATION PLAN AND GMO DESIGNATED SHARES.
The disclosures relating to Genzyme's preferred stock, Directors' Deferred Compensation Plan, stock rights, stock options, Employee Stock Purchase Plan, Stock Compensation Plans and GMO Designated Shares are included in Note L., "Stockholder's Equity" to Genzyme's Consolidated Financial Statements which is incorporated herein by reference.

At December 31, 1998, approximately 4,139,000 shares of GMO Stock were reserved for issuance under the Company's 1990 Equity Incentive Plan, as amended, 1997 Equity Incentive Plan, 1998 Director Stock Option Plan, as amended, and 1990 Employee Stock Purchase Plan, as amended. At December 31, 1998, approximately 1,158,000 options to purchase shares of GMO Stock were outstanding.

STOCK COMPENSATION PLAN The Company applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its four stock-based compensation plans, the 1997 Equity Incentive Plan and the 1990 Equity Incentive Plan (both of which are stock option plans), the 1990 Employee Stock Purchase Plan (a stock purchase plan), and the 1998 Director Stock Option Plan (a stock option plan) and, accordingly, no compensation expense has been recognized for shares purchased or for options granted to employees with an exercise price equal to fair market value. Had compensation expense for the stock-based compensation plans been determined based on the fair value at the grant dates for options granted and shares purchased under the plans consistent with the method of SFAS 123, GMO's net loss and loss per share would have been as follows (disclosure is presented only for the years ended December 31, 1998 and 1997, as there were no GMO Stock options issued under the above mentioned plans prior to
1997):


     (AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE INFORMATION)
     ----------------------------------------------------------------
                                                1998           1997
     ----------------------------------------------------------------
     Net loss:
       As reported.....................      $(19,107)      $(19,578)
       Pro forma.......................      $(20,018)      $(19,787)
     Basic and diluted loss per share:
       As reported.....................      $  (3.81)      $  (4.98)
       Pro forma.......................      $  (3.99)      $  (5.04)

For assumptions used in the SFAS 123 calculations for GMO for the two years ended December 31, 1998 and 1997 (see Note L., "Stockholders Equity," to Genzyme's Consolidated Financial Statements, which is incorporated herein by reference).

The effects of applying SFAS 123 in this pro forma disclosure are not likely to be representative of the effects of reported net income for future years. SFAS 123 does not apply to awards granted prior to 1995 and additional awards are anticipated in future years.

NOTE M.  INCOME TAXES

There was no provision for income taxes due to GMO's continuing operating losses. As part of the acquisition of PharmaGenics, GMO recorded a deferred tax liability of $7.6 million resulting from the difference between the book and tax basis of the completed technology computed at a 38% incremental tax rate. This amount is being amortized over three years consistent with the life of the completed technology. GMO recorded $2,647,000 and $1,092,000 of deferred tax benefit for the years ended December 31, 1998 and 1997, respectively.

The following summarizes GMO's provision for (benefit from) income taxes for the years ended December 31, 1998 and December 31, 1997:

          (DOLLARS IN THOUSANDS)                    1998          1997
          -------------------------------------------------------------
          Federal income taxes:
            Current.........................      $    --       $    --
            Deferred........................       (2,438)       (1,006)
          State income taxes:
            Current.........................           --            --
            Deferred........................         (209)          (86)
                                                  -------       -------
               Total income tax benefit.....      $(2,647)      $(1,092)
                                                  =======       =======

The differences between the effective tax rates and the U.S. federal statutory tax rates for the years ended December 31, 1998 and 1997 were as follows:

     U.S. Federal income tax statutory rate..................       (35.0)%     (35.0)%
     State income taxes, net of federal benefit..............        (2.0)       (3.0)
     Tax credits.............................................        (2.5)       (2.4)
     Nondeductible amortization..............................         8.1         6.4
     Nondeductible interest..................................         3.0         2.7
     Deductions subject to deferred tax valuation allowance .        16.2        22.4
                                                                     ----        ----
     Effective tax rate......................................       (12.2)%      (8.9)%
                                                                     ====        ====

At December 31, 1998 and 1997, the components of deferred tax assets and liabilities were as follows (in thousands):

                                               1998          1997
                                             ---------------------
     Deferred tax assets:
       Net operating loss carryforwards      $ 8,166       $ 5,250
       Tax credits.....................        1,003           459
                                             -------       -------
     Gross deferred tax asset..........        9,169         5,709
       Valuation allowance.............       (9,169)       (5,709)
                                             -------       -------
     Net deferred tax asset............           --            --

     Deferred tax liabilities:
       Intangible amortization.........       (3,861)       (6,509)
                                             -------       -------
      Net deferred tax liabilities.....      $(3,861)      $(6,509)
                                             =======       =======

Due to uncertainty surrounding the realization of certain favorable tax attributes, GMO placed a valuation allowance of $9.2 million and $5.7 million for December 31, 1998 and December 31, 1997, respectively, against otherwise recognizable deferred tax assets. At the time GMO recognizes these tax assets in accordance with generally accepted accounting principles, the resulting deferred tax benefits will be reflected in the tax provision for GMO. However, the benefit of these deferred tax assets has been previously allocated to Genzyme General in accordance with the management and accounting policies, and will be reflected as a reduction of GMO net income to determine net income attributable to GMO Stock.

NOTE N.  BENEFIT PLANS

For discussion on the Company's benefit plans, see Note P., "Benefit Plans" to Genzyme's Consolidated Financial Statements which is incorporated herein by reference.

NOTE O.  SIGNIFICANT CUSTOMERS

GMO has two significant customers that combined accounted for 78% of the total revenue earned during 1998. A large pharmaceutical company accounted for $13.0 million, or 67% of GMO's 1998 total revenue and StressGen/Genzyme LLC accounted for $2.2 million, or 11%, of GMO's 1998 total revenues.

GENZYME MOLECULAR ONCOLOGY

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Genzyme Corporation:

In our opinion, the accompanying combined balance sheets and the related combined statements of operations and of cash flows present fairly, in all material respects, the financial position of Genzyme Molecular Oncology (as described in Note A) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As more fully described in Note A to these financial statements, Genzyme Molecular Oncology is a division of Genzyme Corporation; accordingly, the combined financial statements of Genzyme Molecular Oncology should be read in conjunction with the audited consolidated financial statements of Genzyme Corporation and Subsidiaries.



                                                  /s/ PricewaterhouseCoopers LLP
                                                  ------------------------------
                                                      PricewaterhouseCoopers LLP

Boston, Massachusetts
February 23, 1999