Form 10-K, Exhibit 13
period 1999-12-31
GENZYME CORP
filed 2000-03-30
CIK 732485

                                                                    EXHIBIT 13.1

                              FINANCIAL STATEMENTS

                                                              PAGE NO.
                                                              --------
                      GENZYME GENERAL

  Combined Selected Financial Data..........................    GG-2

  Management's Discussion and Analysis of Genzyme General's
    Financial Condition and Results of Operations...........    GG-4

  Combined Statements of Operations--For the Years Ended
    December 31, 1999, 1998 and 1997........................   GG-16

  Combined Balance Sheets--December 31, 1999 and 1998.......   GG-17

  Combined Statements of Cash Flows--For the Years Ended
    December 31, 1999, 1998 and 1997........................   GG-18

  Notes to Combined Financial Statements....................   GG-20

  Report of Independent Accountants.........................   GG-41

                GENZYME GENERAL COMBINED SELECTED FINANCIAL DATA

    Genzyme General is our operating division that develops and markets:

    - therapeutic products, with an expanding focus on products to treat patients suffering from lysosomal storage disorders and other specialty therapeutics, and

    - diagnostic products, with a focus on IN VITRO diagnostics,

    - other products and services, such as genetic testing services and lipids and peptides for drug delivery.

Genzyme General Division Common Stock, which we refer to as "GENZ Stock," is intended to reflect the value and track the performance of Genzyme General.

    The following combined selected financial data reflect the results of operations and financial position of Genzyme General and should be read in conjunction with the financial statements of Genzyme General and accompanying notes.

    In June 1999, we created Genzyme Surgical Products. The business of Genzyme Surgical Products previously operated as a business unit of Genzyme General. These combined selected financial data reflect the results and financial position of Genzyme General as if Genzyme Surgical Products had existed as a separate division of Genzyme for all periods presented.

                GENZYME GENERAL COMBINED SELECTED FINANCIAL DATA

COMBINED STATEMENT OF OPERATIONS DATA

                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                ----------------------------------------------------
                                                  1999       1998       1997       1996       1995
                                                --------   --------   --------   --------   --------
                                                               (AMOUNTS IN THOUSANDS)
Revenues:
  Net product sales...........................  $571,531   $509,727   $429,092   $373,769   $304,365
  Net service sales...........................    57,223     55,445     55,835     61,638     47,230
  Revenues from research and development
    contracts:
    Related parties...........................     1,516      3,568      8,041     23,011     26,758
    Other.....................................     5,096        579      3,400      2,310        202
                                                --------   --------   --------   --------   --------
      Total revenues..........................   635,366    569,319    496,368    460,728    378,555
Operating costs and expenses:
  Cost of products sold.......................   115,125    138,802    146,226    123,276    113,231
  Cost of services sold.......................    35,637     34,240     35,451     42,889     31,137
  Selling, general and administrative.........   149,427    126,172    118,616    107,219     94,944
  Research and development (including research
    and development related to contracts).....    97,746     73,139     62,905     62,276     51,936
  Amortization of intangibles.................     8,106      7,610      6,887      5,865      4,647
  Purchase of in-process research and
    development...............................     5,436         --         --    106,469     14,216
  Other.......................................        --         --         --      1,000         --
                                                --------   --------   --------   --------   --------
    Total operating costs and expenses........   411,477    379,963    370,085    448,994    310,111
                                                --------   --------   --------   --------   --------
Operating income..............................   223,889    189,356    126,283     11,734     68,444
Other income (expenses):
  Equity in net loss of unconsolidated
    affiliates................................   (37,423)   (19,739)    (5,782)    (3,656)    (1,809)
  Gain on affiliate sale of stock.............     6,683      2,369         --      1,013         --
  Gain on sale of investment in equity
    securities................................     1,963      3,391         --      1,711         --
  Minority interest...........................     3,674      4,285         --         --      1,608
  Gain on sale of product line................     8,018     31,202         --         --         --
  Charge for impaired investments.............    (5,712)    (3,397)        --         --         --
  Other.......................................    14,389         --     (2,000)        --         --
  Investment income...........................    30,881     22,953      9,940     13,825      7,428
  Interest expense............................   (19,885)   (16,994)    (8,074)    (6,784)    (1,069)
                                                --------   --------   --------   --------   --------
    Total other income (expenses).............     2,588     24,070     (5,916)     6,109      6,158
                                                --------   --------   --------   --------   --------
  Income before income taxes..................   226,477    213,426    120,367     17,843     74,602
  Provision for income taxes..................   (84,400)   (80,374)   (43,725)   (28,530)   (34,234)
                                                --------   --------   --------   --------   --------
  Net income (loss)...........................   142,077    133,052     76,642    (10,687)    40,368
  Tax benefit allocated from Genzyme Molecular
    Oncology..................................     7,812      3,527      2,755         --         --
  Tax benefit allocated from Genzyme Surgical
    Products..................................    16,128     17,936     10,112      7,487      3,728
  Tax benefit allocated from Genzyme Tissue
    Repair....................................    10,866     16,394     17,666     17,011      8,857
                                                --------   --------   --------   --------   --------
  Net income attributable to GENZ Stock.......  $176,883   $170,909   $107,175   $ 13,811   $ 52,953
                                                ========   ========   ========   ========   ========

                GENZYME GENERAL COMBINED SELECTED FINANCIAL DATA

                                                        FOR THE YEARS ENDED DECEMBER 31,
                                              ----------------------------------------------------
                                                1999       1998       1997       1996       1995
                                              --------   --------   --------   --------   --------
                                                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net income attributable to GENZ Stock.......  $176,883   $170,909   $107,175   $13,811    $52,953
                                              ========   ========   ========   =======    =======
Per GENZ common share:
  Net income per GENZ common share--basic...  $   2.13   $   2.16   $   1.40   $  0.20    $  0.95
                                              ========   ========   ========   =======    =======
Weighted average shares outstanding.........    83,092     79,063     76,531    68,289     55,531
                                              ========   ========   ========   =======    =======
  Net income per GENZ common and common
    equivalent share-diluted................  $   2.00   $   2.06   $   1.36   $  0.19    $  0.83
                                              ========   ========   ========   =======    =======
Adjusted weighted average shares
  outstanding...............................    93,228     85,822     78,925    73,038     63,967
                                              ========   ========   ========   =======    =======

COMBINED BALANCE SHEET DATA

                                                               DECEMBER 31,
                                         --------------------------------------------------------
                                            1999         1998        1997       1996       1995
                                         ----------   ----------   --------   --------   --------
Cash and investments...................  $  513,905   $  556,097   $192,222   $169,543   $278,663
Working capital........................     487,561      381,685    273,697    340,817    307,918
Total assets...........................   1,399,583    1,410,391    960,490    975,910    854,411
Long-term debt and convertible debt....     272,622      274,646    117,978    223,846    124,473
Division equity........................   1,007,614      939,967    745,895    645,185    659,106

There were no cash dividends paid.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF GENZYME GENERAL'S FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

INTRODUCTION

    This discussion contains forward-looking statements. These forward-looking statements represent the expectations of our management as of the filing date of this annual report. Actual results could differ materially from those anticipated by the forward-looking statements due to the risks and uncertainties described under the caption "Factors Affecting Future Operating Results" for Genzyme General and Genzyme Corporation included in this annual report. You should consider carefully each of these risks and uncertainties in evaluating the financial condition and results of operations of Genzyme General and Genzyme.

    In June 1999, we created Genzyme Surgical Products. The business of Genzyme Surgical Products previously operated as a business unit of Genzyme General. The discussion that follows reflects the results of operations of Genzyme General as if Genzyme Surgical Products had existed as a separate division of Genzyme for all periods presented.

    For purposes of financial presentation, we allocate certain of our programs, products, assets and liabilities to Genzyme General and prepare separate financial statements for Genzyme General. Notwithstanding the allocation of assets and liabilities to Genzyme General, Genzyme Corporation continues to hold title to all of the assets and is responsible for all of the liabilities allocated to Genzyme General. Holders of GENZ Stock are common stockholders of Genzyme Corporation and have no specific rights to the assets to which GENZ Stock relates.

    We present financial information and accounting policies specific to Genzyme General in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements.

    You should, therefore, read this discussion and analysis of Genzyme General's financial position and results of operations in conjunction with the financial statements and related notes of Genzyme General, the discussion and analysis of Genzyme's financial position and results of operations, and the consolidated financial statements and related notes of Genzyme, all of which are included in this annual report.

RESULTS OF OPERATIONS

    The following discussion summarizes the key factors our management believes are necessary for an understanding of Genzyme General's financial statements.

    The components of Genzyme General's combined statements of operations are described in the following table:

                                                                               99/98        98/97
                                                                             INCREASE/    INCREASE/
                                                                             (DECREASE)   (DECREASE)
                                              1999       1998       1997      % CHANGE     % CHANGE
                                            --------   --------   --------   ----------   ----------
                                                 (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Total revenues............................  $635,366   $569,319   $496,368        12%          15%

Cost of products and services sold........   150,762    173,042    181,677       (13)%         (5)%
Selling, general and administrative.......   149,427    126,172    118,616        18%           6%
Research and development (including
  research and development related to
  contracts)..............................    97,746     73,139     62,905        34%          16%
Amortization of intangibles...............     8,106      7,610      6,887         7%          10%
Purchase of in-process research and
  development.............................     5,436         --         --       100%         N/A
                                            --------   --------   --------
    Total operating costs and expenses....   411,477    379,963    370,085         8%           3%
                                            --------   --------   --------

Operating income..........................   223,889    189,356    126,283        18%          50%
Other income (expenses), net..............     2,588     24,070     (5,916)      (89)%        507%
                                            --------   --------   --------

Income before income taxes................   226,477    213,426    120,367         6%          77%
Provision for income taxes................   (84,400)   (80,374)   (43,725)        5%          84%
                                            --------   --------   --------

Net income................................   142,077    133,052     76,642         7%          74%
Allocated tax benefits....................    34,806     37,857     30,533        (8)%         24%
                                            --------   --------   --------

Net income attributable to GENZ Stock.....  $176,883   $170,909   $107,175         3%          59%
                                            ========   ========   ========

REVENUES

                                                                               99/98        98/97
                                                                             INCREASE/    INCREASE/
                                                                             (DECREASE)   (DECREASE)
                                              1999       1998       1997      % CHANGE     % CHANGE
                                            --------   --------   --------   ----------   ----------
                                                 (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Product revenue...........................  $571,531   $509,727   $429,092        12%          19%
Service revenue...........................    57,223     55,445     55,835         3%          (1)%
                                            --------   --------   --------
    Total product and service revenue.....   628,754    565,172    484,927        11%          17%

Research and development revenue..........     6,612      4,147     11,441        59%         (64)%
                                            --------   --------   --------
    Total revenues........................  $635,366   $569,319   $496,368        12%          15%
                                            ========   ========   ========

    The following table sets forth Genzyme General's product and service revenue on a segment basis:

                                                                               99/98        98/97
                                                                             INCREASE/    INCREASE/
                                                                             (DECREASE)   (DECREASE)
                                              1999       1998       1997      % CHANGE     % CHANGE
                                            --------   --------   --------   ----------   ----------
                                                 (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Therapeutics..............................  $488,705   $413,645   $332,712       18%          24%

Diagnostic Products.......................    57,971     65,683     66,288      (12)%         (1)%
Other:
  Product revenue.........................    24,855     30,399     30,092      (18)%          1%
  Service revenue.........................    57,223     55,445     55,835        3%          (1)%
                                            --------   --------   --------
Total product and service revenue.........  $628,754   $565,172   $484,927       11%          17%
                                            ========   ========   ========

THERAPEUTICS

    Genzyme General's increase in product revenue during both periods is largely due to increased sales of Cerezyme-Registered Trademark- enzyme, which was attributed to the identification of new Gaucher disease patients throughout the world and strong international sales. We have provided information regarding the growth in sales of Genzyme General's Gaucher disease therapies during both periods in the following table:

                                                                               99/98        98/97
                                                                             INCREASE/    INCREASE/
                                                                             (DECREASE)   (DECREASE)
                                              1999       1998       1997      % CHANGE     % CHANGE
                                            --------   --------   --------   ----------   ----------
                                                 (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Sales of Cerezyme-Registered Trademark-
  enzyme and
  Ceredase-Registered Trademark- enzyme...  $478,538   $411,060   $332,712       16%          24%
% of total product revenue................        84%        81%        78%

    Genzyme General's results of operations are highly dependent on sales of Cerezyme-Registered Trademark- enzyme and a reduction in revenue from sales of this product would adversely affect its results of operations. Revenue from Cerezyme-Registered Trademark- enzyme would be impacted negatively if competitors developed alternative treatments for Gaucher disease and the alternative products gained commercial acceptance. Genzyme General is aware of companies that have initiated efforts to develop competitive products and other companies may do so in the future.

    Therapeutics revenue for each period also includes sales of Thyrogen-Registered Trademark- hormone, which is an adjunctive diagnostic tool for well differentiated thyroid cancer.

DIAGNOSTIC PRODUCTS

    The decrease in diagnostic products revenue for 1999 as compared to 1998 reflects the sale of the research products business to Techne Corporation in July 1998 and immunochemistry product line to an operating unit of Sybron Laboratory Products Corp. in July 1999. Diagnostic products revenue includes royalties on product sales by Techne's biotechnology group.

OTHER

    Other revenue for each period include sales of:

    - lipids and peptides for drug delivery; and

    - genetic testing services.

INTERNATIONAL PRODUCT AND SERVICE REVENUE

    A substantial portion of Genzyme General's revenue was generated outside of the United States, as described in the following table. Most of these revenues were attributable to sales of Cerezyme-Registered Trademark- enzyme.

                                                                               99/98        98/97
                                                                             INCREASE/    INCREASE/
                                                                             (DECREASE)   (DECREASE)
                                              1999       1998       1997      % CHANGE     % CHANGE
                                            --------   --------   --------   ----------   ----------
                                                 (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
International product and service
  revenue.................................  $273,851   $248,365   $217,777       10%          14%
% of total product and service revenue....        44%        44%        45%

MARGINS

                                                                               99/98        98/97
                                                                             INCREASE/    INCREASE/
                                                                             (DECREASE)   (DECREASE)
                                              1999       1998       1997      % CHANGE     % CHANGE
                                            --------   --------   --------   ----------   ----------
                                                 (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Product margin............................  $456,406   $370,925   $282,866       23%          31%
    % of product revenue..................        80%        73%        66%

Service margin............................    21,586     21,205     20,384        2%           4%
    % of service revenue..................        38%        38%        37%

Total gross margin........................   477,992    392,130    303,250       22%          29%
    % of total product and service
      revenue.............................        76%        69%        63%

    Genzyme General provides a broad range of healthcare products and services. As a result, Genzyme General's gross margin varies significantly based on the category of product or service. Sales of therapeutic products, including Cerezyme-Registered Trademark- enzyme, result in higher margins than diagnostic products.

    During 1998, Genzyme General recorded a $14.8 million charge to cost of products sold to write down excess inventory used to make
Ceredase-Registered Trademark- enzyme. Without the effect of this charge, Genzyme General's product margin for 1998 would have been 76% and its total gross margin during that period would have been 72%.

    Excluding the charge described above, the increases in product margin and total gross margin during each period are a result of increased efficiency and process improvements in manufacturing as well as increased sales of Cerezyme-Registered Trademark- enzyme.

    Our service margin also increased during each period as a result of increases in sales of DNA and cancer testing services.

OPERATING EXPENSES

1999 AS COMPARED TO 1998

    The increase in selling, general and administrative expenses in 1999 as compared to 1998 is related to:

    - increased staffing to support the growth in several of Genzyme General's product lines;

    - an increased reserve for doubtful accounts in Genzyme General's genetic testing business;

    - costs associated with the market introduction of Thyrogen-Registered Trademark- hormone in January 1999; and

    - increased expenditures to support the increased sales of Cerezyme-Registered Trademark- enzyme.

    The increase in research and development expense in 1999 as compared to 1998 is a result of:

    - increased costs in connection with the results of ATIII LLC, the joint venture with Genzyme Transgenics Corporation for the development and commercialization of transgenic recombinant human antithrombin III; and

    - increased spending on Genzyme General's program to develop Fabrazyme-TM-enzyme for the treatment of Fabry disease and other internal programs.

    In the fourth quarter of 1998, Genzyme General began amortizing a milestone payment that it made to GelTex Pharmaceuticals, Inc. upon FDA approval of RenaGel-Registered Trademark- capsules. As a result, amortization of intangibles increased slightly during 1999 as compared to 1998.

    In 1999, we acquired Peptimmune, Inc., a privately-held company whose lead development program focuses on a treatment for pemphigus vulgaris. We allocated $5.4 million to in-process technology representing Peptimmune's programs that were still in the development stage and for which there was no alternative future use. In 1999, we recorded a one-time charge to operations for the amount of the purchase price allocated to in-process technology.

1998 AS COMPARED TO 1997

    The increase in selling, general and administrative expenses in 1998 as compared to 1997 was related to:

    - increased sales and marketing costs related to the product launch of Thyrogen-Registered Trademark- hormone; and

    - increased expenditures to support the increased sales of Cerezyme-Registered Trademark- enzyme.

    The increase in research and development expense in 1998 as compared to 1997 was primarily attributable to $12.0 million in costs resulting from the consolidation of the results of ATIII LLC, for which there were no comparable amounts in 1997.

OTHER INCOME AND EXPENSES

                                                                                 99/98        98/97
                                                                               INCREASE/    INCREASE/
                                                                               (DECREASE)   (DECREASE)
                                                1999       1998       1997      % CHANGE     % CHANGE
                                              --------   --------   --------   ----------   ----------
                                                   (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Equity in net loss of unconsolidated
  affiliates................................  $(37,423)  $(19,739)  $(5,782)        90%          241%
Gain on affiliate sale of stock.............     6,683      2,369        --        182%          N/A
Gain on sale of investments in equity
  securities................................     1,963      3,391        --        (42)%         N/A
Minority interest...........................     3,674      4,285        --        (14)%         N/A
Gain on sale of product line................     8,018     31,202        --        (74)%         N/A
Charge for impaired investments.............    (5,712)    (3,397)       --         68%          N/A
Other.......................................    14,389         --    (2,000)       N/A           N/A
Investment income...........................    30,881     22,953     9,940         35%          131%
Interest expense............................   (19,885)   (16,994)   (8,074)        17%          110%
                                              --------   --------   -------
    Total other income (expense), net.......  $  2,588   $ 24,070   $(5,916)       (89)%         507%
                                              ========   ========   =======

1999 AS COMPARED TO 1998

EQUITY IN NET LOSS OF UNCONSOLIDATED AFFILIATES

    Genzyme General records in equity in net loss of unconsolidated affiliates its portion of the results of its joint ventures with GelTex, BioMarin Pharmaceutical Inc., Pharming Group, N.V. and Diacrin, Inc. Genzyme General also records a portion of the results of Genzyme Transgenics in equity in net loss of unconsolidated affiliates.

    Genzyme General's equity in net loss of unconsolidated affiliates increased in 1999 as compared to 1998 as a result of:

    - increased losses from RenaGel LLC, our joint venture with GelTex to develop and commercialize Renagel-Registered Trademark- capsules;

    - increased losses from our joint venture with BioMarin to develop and commercialize Aldurazyme(TM) enzyme for the treatment of mucopolysaccharidosis-I, which was formed in September 1998;

    - increased losses from our joint venture with Pharming to develop a therapy for Pompe disease, which was formed in October 1998; and

    - the reallocation of our joint venture with Diacrin from Genzyme Tissue Repair to Genzyme General in May 1999.

    These increases were offset in part by decreased losses from Genzyme Transgenics for both periods.

GAIN ON AFFILIATE SALE OF STOCK

    In 1999 and 1998, Genzyme General recorded gains on its investment in Genzyme Transgenics as a result of its issuance of additional shares of common stock.

MINORITY INTEREST

    Genzyme General consolidates the results of ATIII LLC and records Genzyme Transgenics' portion of the losses of that joint venture as minority interest. Minority interest decreased in both periods, notwithstanding increases in ATIII LLC's losses, because Genzyme Transgenics' portion of those losses decreased.

GAIN ON SALE OF INVESTMENTS IN EQUITY SECURITIES

    Genzyme General recorded gains of $2.0 million in January 1999 and $3.4 million in December 1998 upon the sales of shares of Techne common stock that it received when it sold its research products business to Techne.

GAIN ON SALE OF PRODUCT LINE

    In July 1999, Genzyme General recorded a gain of $0.5 million in connection with the sale of its immunochemistry product lines to an operating unit of Sybron Laboratory Products.

    In June 1999, Genzyme General recorded a gain of $7.5 million representing the payment of a note receivable that it received as partial consideration for the sale of Genetic Design, Inc. in 1996. Genzyme General had previously fully reserved the amount of this note because it considered the repayment of the note to be uncertain.

    In July 1998, Genzyme General recorded a gain of $31.2 million in connection with the sale of its research products business to Techne.

CHARGE FOR IMPAIRED INVESTMENTS

    In 1999, Genzyme General recorded $5.7 million in charges to write down certain strategic investments in collaborators' common stock because it considered the decline in the value of these investments to be other than temporary.

    In 1998, Genzyme General recorded a $3.4 million charge to write down a strategic investment in a company because we considered the decline in the value of the company's common stock to be other than temporary.

OTHER

    In December 1999, Genzyme General recorded a net gain of $14.4 million upon receipt of a payment associated with the termination of an agreement to acquire Cell Genesys, Inc.

INVESTMENT INCOME

    Investment income increased in both periods because our cash balances were higher. The increase in cash balances was attributable to the issuance in May 1998 of $250.0 million in principal amount of 5 1/4% convertible subordinated notes and increased cash generated from operations.

INTEREST EXPENSE

    Genzyme General's interest expense increased in both periods, primarily as a result of the issuance of the 5 1/4% convertible subordinated notes.

TAX PROVISION AND ALLOCATED TAX BENEFITS

                                                                                99/98        98/97
                                                                              INCREASE/    INCREASE/
                                                                              (DECREASE)   (DECREASE)
                                               1999       1998       1997      % CHANGE     % CHANGE
                                             --------   --------   --------   ----------   ----------
                                                  (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Provision for income taxes.................  $(84,400)  $(80,374)  $(43,725)       5%           84%
Effective tax rate.........................        37%        38%        36%
Tax benefits allocated from:
    Genzyme Molecular Oncology.............     7,812      3,527      2,755      121%           28%
    Genzyme Surgical Products..............    16,128     17,936     10,112      (10)%          77%
    Genzyme Tissue Repair..................    10,866     16,394     17,666      (34)%          (7)%
                                             --------   --------   --------
      Net allocated tax benefits...........    34,806     37,857     30,533       (8)%         (24)%
                                             --------   --------   --------

Net tax provision..........................  $(49,594)  $(42,517)  $(13,192)      17%          222%
                                             ========   ========   ========

Genzyme General net tax rate...............        22%        20%        11%
                                             ========   ========   ========

    Genzyme General's tax rates for all periods vary from the U.S. statutory tax rate as a result of its:

    - provision for state income taxes;

    - use of a foreign sales corporation;

    - nondeductible amortization of intangibles;

    - use of tax credits; and

    - share of losses of unconsolidated affiliates.

LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 1999, Genzyme General had cash, cash-equivalents, and short- and long-term investments of $513.9 million, a decrease of $42.2 million from December 31, 1998.

    Genzyme General generated $284.8 million in cash from its operations in 1999.

    Genzyme General's investing activities utilized $192.7 million in cash in 1999. Investing activities generated:

    - $5.0 million from the sale of Genzyme General's immunochemistry product line;

    - $11.1 million from the sale of Techne common stock; and

    - $8.4 million from the payment of a note issued in connection with the sale of Genetic Design.

Investing activities used:

    - $93.4 million for Genzyme General's net purchases of investments;

    - $52.9 million to fund capital expenditures;

    - $36.4 million to fund Genzyme General's investments in joint ventures;

    - $6.5 million to fund its acquisition of Peptimmune;

    - $10.0 million to GelTex to make a milestone payment upon the first anniversary of FDA approval of Renagel-Registered Trademark- capsules;

    - $6.6 million to Genzyme Transgenics for the purchase of preferred stock;

    - $10.0 million to Biomarin for the purchase of shares of common stock; and

    - $3.4 million to Genovo, Inc. for the purchase of shares of preferred stock.

    In 1999, Genzyme General received $59.2 million in cash from employee stock plans. Genzyme General's financing activities used the following cash during 1999:

    - $85.0 million to repay short-term debt and capital lease obligations; and

    - $49.4 million paid to Genzyme Surgical Products in connection with the creation of Genzyme Surgical Products as a separate division of Genzyme.

    - $30.0 million paid to Genzyme Tissue Repair for the transfer of the interest in Diacrin/Genzyme LLC and a draw under Genzyme Tissue Repair's equity line of credit.

    In 1998, our board of directors made $30.0 million of Genzyme General's cash available to Genzyme Molecular Oncology under an equity line of credit. Under the terms of this equity line, Genzyme Molecular Oncology may draw down funds as needed each quarter in exchange for GZMO designated shares. GZMO designated shares are shares of GZMO Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Molecular Oncology. Genzyme Molecular Oncology has not yet drawn any funds under this equity line.

    In 1998, our board of directors also made $50.0 million of Genzyme General's cash available to Genzyme Tissue Repair under an equity line of credit. Under the terms of this equity line, Genzyme Tissue Repair may draw down funds as needed each quarter in exchange for GZTR designated shares. GZTR designated shares are shares of GZTR Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Tissue Repair. In February 1999, Genzyme Tissue Repair made a $5.0 million draw under this equity line in exchange for 1,633,399 GZTR designated shares. In May 1999, the amount available under this equity line was reduced by $25.0 million in connection with the reallocation of our ownership interest in Diacrin/Genzyme LLC from Genzyme Tissue Repair to Genzyme General.

    In June 1999, Genzyme General transferred $150.0 million in cash, cash equivalents and investments to Genzyme Surgical Products in connection with the creation of Genzyme Surgical Products as a separate division of Genzyme. In exchange for this transfer, approximately 14.8 million shares of GZSP Stock were issued and distributed as a dividend to holders of GENZ Stock.

    Genzyme General, together with our other operating divisions, has access to Genzyme's revolving credit facilities. At December 31, 1999, $50.0 million was available under a facility that matures in November 2000 and $77.0 million was available under a facility that matures in November 2002.

    We believe that Genzyme General's available cash, investments and cash flow from operations will be sufficient to fund its planned operations and capital requirements for the foreseeable future. Although Genzyme General currently has substantial cash resources and positive cash flow, it intends to use substantial portions of its available cash for:

    - product development and marketing;

    - expanding facilities;

    - working capital; and

    - strategic business initiatives.

    Genzyme General's cash reserves will be further reduced to pay principal and interest on the following debt:

    - $21.2 million in principal under our 5% convertible subordinated debentures due August 2003, which are convertible into GENZ Stock; and

    - $250.0 million in principal under our 5 1/4% convertible subordinated notes due June 2005, which are convertible into GENZ Stock.

    If Genzyme General uses cash to pay or redeem this debt, including the interest due on it, its cash reserves will be diminished. In addition, Genzyme General's cash resources will be reduced to the extent that the liabilities of Genzyme Molecular Oncology, Genzyme Surgical Products or Genzyme Tissue Repair affect our consolidated results of operations.

    To satisfy these and other commitments, Genzyme General may have to obtain additional financing. We cannot guarantee that Genzyme General will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on favorable terms.

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

A REDUCTION IN REVENUES FROM SALES OF PRODUCTS THAT TREAT GAUCHER DISEASE WOULD
  HAVE AN ADVERSE EFFECT ON GENZYME GENERAL'S BUSINESS.

    Genzyme General generates a majority of its product revenues from sales of Ceredase-Registered Trademark- enzyme and Cerezyme-Registered Trademark- enzyme, which are products for patients with Gaucher disease. Sales of Ceredase-Registered Trademark- enzyme and Cerezyme-Registered Trademark- enzyme totaled $478.5 million for the year ended December 31, 1999, representing approximately 84% of Genzyme General's product revenues for that year.

    Because Genzyme General's business is highly dependent on Cerezyme-Registered Trademark- enzyme, a reduction in revenue from sales of this product would have an adverse effect on its operations and may cause the value of GENZ Stock to decline substantially. Revenues from Cerezyme-Registered Trademark- enzyme would be impacted negatively if competitors develop alternative treatments for Gaucher disease and these alternative products gained commercial acceptance. Some companies have initiated efforts to develop competitive products, and other companies may do so in the future. Cerezyme-Registered Trademark- enzyme has orphan drug status, providing it with market exclusivity in the U.S. until May 2001. We also have patents protecting its manufacturing method until 2010 and its composition until 2013. We cannot predict the effect that the expiration of orphan drug status and market exclusivity will have on sales of Cerezyme-Registered Trademark- enzyme after May 2001.

GENZYME GENERAL MAY NOT BE ABLE TO SUCCESSFULLY COMMERCIALIZE
  THYROGEN-REGISTERED TRADEMARK- HORMONE AND RENAGEL-REGISTERED TRADEMARK-CAPSULES.

    In January 1999, Genzyme General, together with Knoll Pharmaceutical Company, launched U.S. sales of Thyrogen-Registered Trademark- recombinant thyroid stimulating hormone for use in the treatment of thyroid cancer. At about the same time, Genzyme General, in collaboration with GelTex
Pharmaceuticals, Inc., launched Renagel-Registered Trademark- capsules, a non-absorbed phosphate binder used in the treatment of end-stage renal disease. The commercial success of Thyrogen-Registered Trademark- hormone and Renagel-Registered Trademark- capsules will depend on a number of factors, including:

    - regulation by the FDA;

    - the ability to obtain regulatory approvals in foreign countries;

    - the development and commercial success of competitive products; and

    - the availability of third party reimbursement.

    Genzyme General cannot be sure that market penetration of Thyrogen-Registered Trademark- hormone and Renagel-Registered Trademark-capsules will increase.

IF THE STRATEGIC COLLABORATIONS GENZYME GENERAL HAS ENTERED INTO TO DEVELOP AND
  COMMERCIALIZE ITS PRODUCTS ARE NOT SUCCESSFUL, GENZYME GENERAL'S RESULTS OF OPERATIONS WILL BE ADVERSELY IMPACTED.

    Several of Genzyme General's strategic initiatives involve collaborations with other biotechnology companies and arrangements with academic medical centers. These include:

    - a joint venture with GelTex for the commercialization of Renagel-Registered Trademark- capsules;

    - an agreement with Knoll Pharmaceutical Company for the marketing of Thyrogen-Registered Trademark- hormone in the U.S.;

    - an agreement with Biogen, Inc. for the marketing of AVONEX-Registered Trademark- (Interferon-beta 1a), Biogen's treatment for relapsing forms of multiple sclerosis, in Japan following regulatory approval;

    - a joint venture with BioMarin for the development and commercialization of Aldurazyme(TM) enzyme for the treatment of the lysosomal storage known as mucopolysaccharidosis I;

    - a joint venture with Genzyme Transgenics for the development and commercialization of transgenic antithrombin III, a human protein that Genzyme Transgenics produces in the milk of genetically modified animals;

    - a joint venture with Pharming for the development and commercialization of human alpha-glucosidase for the treatment of Pompe disease;

    - an agreement with Genovo for the development of gene therapy products for the treatment of lysosomal storage disorders;

    - a relationship with Mount Sinai Medical Center for the development of a therapy for the treatment of Niemann-Pick disease;

    - a joint venture with Diacrin to develop and commercialize products and processes using porcine fetal cells for the treatment of Parkinson's disease and Huntington's disease; and

    - an agreement with Dyax Corp. to develop and commercialize the protein EPI-KAL2 for the treatment of chronic inflammatory diseases.

    Genzyme General plans to enter into additional collaborations in the future. The success of these arrangements are largely dependent on the efforts and skills of Genzyme General's collaborators. Genzyme General cannot guarantee that:

    - these agreements will not be terminated;

    - its strategic collaborators will devote significant resources to the collaborations; or

    - any of these collaborations will result in the successful development or commercialization of any products.

OUR OPTION TO PURCHASE LIMITED PARTNERSHIP INTERESTS COULD DILUTE THE RIGHTS OF HOLDERS OF GENZ STOCK.

    We organized Genzyme Development Partners, L.P., a special purpose research and development entity, in 1989 and transferred to it technology and commercial rights to our hyaluronic acid-based products designed to prevent the occurrence and severity of post-operative adhesions. These products, which we refer to as the Sepra products, are now allocated to Genzyme Surgical Products. We have an option to purchase the limited partnership interests in the partnership. If this option is exercised, we may have to issue shares of GENZ Stock or make substantial cash payments or both. If we make payments in GENZ Stock, the rights of holders of GENZ Stock could be diluted and the market price of that stock may fall. If we make cash payments, our cash resources would diminish.

SUBSEQUENT EVENT

    In February 2000, we converted our shares of the Series B Convertible Preferred Stock of Genzyme Transgenics into 1,048,021 shares of Genzyme Transgenics common stock. Also in February 2000, Genzyme Transgenics completed a public offering of its common stock. Genzyme General will recognize a gain on affiliate sale of stock of approximately $20 million in the first quarter of 2000.

                                GENZYME GENERAL
                       COMBINED STATEMENTS OF OPERATIONS

                                                                   FOR THE YEARS ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                              (AMOUNTS IN THOUSANDS, EXCEPT
                                                                    PER SHARE AMOUNTS)
Revenues:
  Net product sales.........................................  $571,531   $509,727   $429,092
  Net service sales.........................................    57,223     55,445     55,835
  Revenue from research and development contracts:
    Related parties.........................................     1,516      3,568      8,041
    Other...................................................     5,096        579      3,400
                                                              --------   --------   --------
      Total revenues........................................   635,366    569,319    496,368
Operating costs and expenses:
  Cost of products sold.....................................   115,125    138,802    146,226
  Cost of services sold.....................................    35,637     34,240     35,451
  Selling, general and administrative.......................   149,427    126,172    118,616
  Research and development (including research and
    development relating to contracts)......................    97,746     73,139     62,905
  Amortization of intangibles...............................     8,106      7,610      6,887
  Purchase of in-process research and development...........     5,436         --         --
                                                              --------   --------   --------
    Total operating costs and expenses......................   411,477    379,963    370,085
                                                              --------   --------   --------
Operating income............................................   223,889    189,356    126,283
Other income (expenses):
  Equity in net loss of unconsolidated affiliates...........   (37,423)   (19,739)    (5,782)
  Gain on affiliate sale of stock...........................     6,683      2,369         --
  Gain on sale of investments in equity securities..........     1,963      3,391         --
  Minority interest.........................................     3,674      4,285         --
  Gain on sale of product line..............................     8,018     31,202         --
  Charge for impaired investments...........................    (5,712)    (3,397)        --
  Other.....................................................    14,389         --     (2,000)
  Investment income.........................................    30,881     22,953      9,940
  Interest expense..........................................   (19,885)   (16,994)    (8,074)
                                                              --------   --------   --------
      Total other income (expenses).........................     2,588     24,070     (5,916)
                                                              --------   --------   --------
Income before income taxes..................................   226,477    213,426    120,367
Provision for income taxes..................................   (84,400)   (80,374)   (43,725)
                                                              --------   --------   --------
Net income..................................................   142,077    133,052     76,642
Tax benefit allocated from Genzyme Molecular Oncology.......     7,812      3,527      2,755
Tax benefit allocated from Genzyme Surgical Products........    16,128     17,936     10,112
Tax benefit allocated from Genzyme Tissue Repair............    10,866     16,394     17,666
                                                              --------   --------   --------
Net income attributable to GENZ Stock.......................  $176,883   $170,909   $107,175
                                                              ========   ========   ========
Per GENZ common share:
Net income per GENZ common share--basic.....................  $   2.13   $   2.16   $   1.40
                                                              ========   ========   ========
Weighted average shares outstanding.........................    83,092     79,063     76,531
                                                              ========   ========   ========
Net income per GENZ common and common equivalent
  share--diluted............................................  $   2.00   $   2.06   $   1.36
                                                              ========   ========   ========
Adjusted weighted average shares outstanding................    93,228     85,822     78,925
                                                              ========   ========   ========

Net income..................................................  $142,077   $133,052   $ 76,642
Other comprehensive income (loss) net of tax:
  Foreign currency translation adjustments..................   (14,883)     7,681    (11,704)
  Unrealized gains (losses) on securities:
    Unrealized gains (losses) arising during the period.....    26,785     (6,059)       833
  Reclassification adjustment for losses included in net
    income..................................................     2,092      2,100         --
                                                              --------   --------   --------
    Unrealized gains (losses) on securities, net............    28,877     (3,959)       833
                                                              --------   --------   --------
  Other comprehensive income................................    13,994      3,722    (10,871)
                                                              --------   --------   --------
Comprehensive income........................................  $156,071   $136,774   $ 65,771
                                                              ========   ========   ========

    The accompanying notes are an integral part of these combined financial statements.

                                GENZYME GENERAL
                            COMBINED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1999         1998
                                                              ----------   ----------
                                                              (AMOUNTS IN THOUSANDS)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $   94,523   $  100,012
  Short-term investments....................................     214,240      174,421
  Accounts receivable, net..................................     141,949      137,615
  Inventories...............................................      84,384       85,162
  Prepaid expenses and other current assets.................      17,632       27,727
  Due from Genzyme Molecular Oncology.......................       3,793        4,773
  Due from Genzyme Surgical Products........................       6,406           --
  Due from Genzyme Tissue Repair............................         683          548
  Deferred tax assets--current..............................      41,195       39,725
                                                              ----------   ----------
    Total current assets....................................     604,805      569,983

  Property, plant and equipment, net........................     362,548      362,743
  Long-term investments.....................................     205,142      281,664
  Intangibles, net..........................................      75,370       85,851
  Deferred tax assets--noncurrent...........................      19,844       28,138
  Investments in equity securities..........................      94,719       51,977
  Other noncurrent assets...................................      37,155       30,035
                                                              ----------   ----------
    Total assets............................................  $1,399,583   $1,410,391
                                                              ==========   ==========
              LIABILITIES AND DIVISION EQUITY
Current liabilities:
  Accounts payable..........................................  $   23,229   $   22,324
  Accrued expenses..........................................      62,514       65,643
  Income taxes payable......................................      27,946       16,532
  Deferred revenue..........................................       3,475        1,231
  Current portion of long-term debt and capital lease
    obligations.............................................          80       82,568
                                                              ----------   ----------
    Total current liabilities...............................     117,244      188,298
Noncurrent liabilities:
Long-term debt..............................................          --        3,087
Convertible notes and debentures............................     272,622      271,559
Other noncurrent liabilities................................       2,103        7,480
                                                              ----------   ----------
    Total liabilities.......................................     391,969      470,424
Commitments and contingencies (See Notes)
Division equity (Note M)....................................   1,007,614      939,967
                                                              ----------   ----------
    Total liabilities and division equity...................  $1,399,583   $1,410,391
                                                              ==========   ==========

    The accompanying notes are an integral part of these combined financial statements.

                                GENZYME GENERAL

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                     FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                   (AMOUNTS IN THOUSANDS)
OPERATING ACTIVITIES:
Net income..................................................  $ 142,077   $ 133,052   $  76,642
Reconciliation of net income to net cash provided
  by operating activities:
  Depreciation and amortization.............................     50,234      37,758      34,822
  Loss on disposal of fixed assets..........................        971         108       1,234
  Non-cash compensation expense.............................         58       8,519       2,881
  Equity in loss of unconsolidated affiliates...............     37,423      19,739       5,440
  Accrued interest/amortization of marketable securities....     (1,647)     (7,242)       (571)
  Provision for bad debts and inventory.....................     14,194       8,113      13,440
  Accretion of debt conversion feature......................         --         705          --
  Gain on affiliate sale of stock...........................     (6,683)     (2,369)         --
  Minority interest in net loss of subsidiary...............     (3,674)     (4,285)         --
  Gain on sale of product line..............................     (8,018)    (31,202)         --
  Gain on sale of investments in equity securities..........     (1,963)     (3,391)         --
  Charge for impaired investments...........................      5,712       3,397          --
  Deferred income tax benefit...............................     (3,414)     (3,022)     (3,969)
  Charge for in-process research and development............      5,436          --          --
  Other.....................................................        556          26         528
  Increase (decrease) in cash from working capital:
    Accounts receivable.....................................    (18,459)    (36,437)    (13,669)
    Inventories.............................................     (3,435)     27,928     (31,676)
    Prepaid expenses and other assets.......................      9,925     (10,785)     (9,033)
    Due from Genzyme Molecular Oncology.....................        980        (553)     (2,011)
    Due from Genzyme Surgical Products......................     (6,406)         --          --
    Due from Genzyme Tissue Repair..........................       (135)        665         391
    Accounts payable, accrued expenses, income taxes
      Payable and deferred revenue..........................     71,026      52,275      21,192
                                                              ---------   ---------   ---------
        Net cash provided by operating activities...........    284,758     192,999      95,641

INVESTING ACTIVITIES:
Purchases of investments....................................   (494,016)   (439,431)   (131,197)
Sales and maturities of investments.........................    400,630     118,871      80,867
Proceeds from sale of investments in equity securities......     11,090       9,564          --
Acquisitions of property, plant and equipment...............    (52,910)    (53,312)    (25,344)
Sales of property, plant and equipment......................         --       1,795          --
Proceeds from sale of product line..........................      5,000      24,760          --
Acquisitions, net of acquired cash and assumed
  liabilities...............................................     (6,500)     (9,949)         --
Purchase of technology rights...............................    (10,000)    (15,100)         --
Purchase of equity investments..............................    (13,700)    (25,783)     (6,449)
Investments in unconsolidated affiliates....................    (43,027)    (14,811)         --
Loans to affiliates.........................................         --      (1,000)     (4,601)
Proceeds from notes receivable..............................      8,360          --          --
Repayment of loans by affiliates............................         --       3,019          --
Other.......................................................      2,388      (4,431)       (134)
                                                              ---------   ---------   ---------
        Net cash used in investing activities...............   (192,685)   (405,808)    (86,858)

                                GENZYME GENERAL

                                                                     FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                   (AMOUNTS IN THOUSANDS)
  FINANCING ACTIVITIES:
  Proceeds from issuance of common stock....................     59,216      74,649     123,837
  Proceeds from issuance of debt............................         --     250,000          --
  Payments of debt..........................................    (84,985)    (33,236)   (100,945)
  Net cash allocated to Genzyme Molecular Oncology..........         --      (5,000)     (5,000)
  Net cash allocated to Genzyme Surgical Products...........    (49,414)    (41,484)    (19,003)
  Net cash allocated to Genzyme Tissue Repair...............    (30,037)       (155)    (14,892)
  Bank overdraft............................................      7,220          --          --
  Other.....................................................      2,510       2,412        (242)
                                                              ---------   ---------   ---------
        Net cash provided by (used in) financing
          activities........................................    (95,490)    247,186     (16,245)

  Effect of exchange rate changes on cash...................     (2,072)        334      (2,275)
                                                              ---------   ---------   ---------

  Increase (decrease) in cash and cash equivalents..........     (5,489)     34,711      (9,737)
  Cash and cash equivalents at beginning of period..........    100,012      65,301      75,038
                                                              ---------   ---------   ---------

  Cash and cash equivalents at end of period................  $  94,523   $ 100,012   $  65,301
                                                              =========   =========   =========
  Supplemental disclosures of cash flows:
  Cash paid during the year for:
    Interest................................................  $  18,508   $  15,047   $   8,684
    Income taxes............................................  $  30,992   $  24,463   $  18,887

  Supplemental disclosures of non-cash transactions:
  Transfer of investments to Genzyme Surgical Products--
    Note A.
  Other gains and charges--Note C.
  Dispositions of assets--Note D.
  Peptimmune acquisition--Note E.
  Investment in unconsolidated affiliate--Note J.
  Conversion of 5% convertible subordinated notes--Note L.
  Conversion of 6% convertible subordinated debentures into
    5% convertible subordinated debentures--Note L.
  Warrant exercise--Note M.
  Distributions of GZMO, GZSP and GZTR designated shares--Note M.

    The accompanying notes are an integral part of these combined financial statements.

                                GENZYME GENERAL

                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

    Genzyme General is our operating division that develops and markets:

    - therapeutic products, with an expanding focus on products to treat patients suffering from lysosomal storage disorders and other specialty therapeutics;

    - diagnostic products, with a focus on IN VITRO diagnostics; and

    - other products and services, such as genetic testing and lipids and peptides for drug delivery.

    Genzyme General Division Common Stock, which we refer to as "GENZ Stock," is intended to reflect the value and track the performance of Genzyme General.

BASIS OF PRESENTATION; PRINCIPLES OF COMBINATION

    The combined financial statements of Genzyme General for each period include the balance sheets, results of operations and cash flows of the businesses we allocate to Genzyme General. We also allocate a portion of our corporate operations to Genzyme General using methods we believe are reasonable. These combined financial statements are prepared using amounts included in our consolidated financial statements included in this annual report. We have reclassified certain 1998 and 1997 data to conform with the 1999 presentation.

    In June 1999, we created Genzyme Surgical Products. Genzyme General transferred $150.0 million in cash, cash equivalents and investments, and certain other assets, to Genzyme Surgical Products in connection with the creation of Genzyme Surgical Products as a separate division of Genzyme. The business of Genzyme Surgical Products previously operated as a business unit of Genzyme General. These financial statements reflect the financial position, results of operations and cash flows of Genzyme General as if Genzyme Surgical Products had existed as a separate division of the corporation for all periods presented.

    We use the equity method to account for investments in entities in which Genzyme General has a substantial ownership interest (20% to 50%), or in which it participates in policy decisions. Genzyme General's consolidated net income includes its share of the earnings of these entities. We report at fair value investments in entities in which Genzyme General's ownership interest is less than 20%.

FINANCIAL INFORMATION

    For purposes of financial presentation, we allocate certain of our programs, products, assets and liabilities to Genzyme General and prepare separate financial statements for Genzyme General. Notwithstanding the allocation of assets and liabilities to Genzyme General, Genzyme Corporation continues to hold title to all of the assets and is responsible for all of the liabilities allocated to Genzyme General. Holders of GENZ Stock are common stockholders of Genzyme Corporation and have no specific rights to the assets to which GENZ Stock relates.

    We prepare the financial statements of Genzyme General in accordance with generally accepted accounting principles, our management and accounting policies and the divisional accounting policies approved by our board. We present financial information and accounting policies specific to Genzyme General in the accompanying combined financial statements. We present financial information and

                                GENZYME GENERAL

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read these consolidated financial statements.

    Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains our accounting policies. We incorporate that information into this note by reference.

DIVIDEND POLICY

    We have never paid a cash dividend on shares of GENZ Stock. We currently intend to retain our earnings to finance future growth and do not anticipate paying any cash dividends on GENZ Stock in the foreseeable future.

TRANSLATION OF FOREIGN CURRENCIES

    We translate the financial statements of foreign subsidiaries allocated to Genzyme General from local currency into U.S. dollars and include translation adjustments for these subsidiaries in division equity. Genzyme General's division equity includes cumulative foreign currency translation charges of $19.7 million at December 31, 1999 and $4.8 million at December 31, 1998.

    We include exchange gains and losses on intercompany balances which are long-term in nature in our division equity. Our gains and losses on all other transactions are included in our results of operations. Genzyme General recorded a net gain of $0.6 million in 1999, a net gain of $0.3 million in 1998 and a net loss of $0.1 million in 1997.

REVENUE RECOGNITION

    Genzyme General recognizes revenue from product sales when it ships the product and title has passed, net of any applicable third party contractual allowances and rebates. Genzyme General recognizes revenue from service sales when it has finished providing the service or when it has achieved an applicable milestone. Genzyme General recognizes revenue from research and development contracts over the term of the applicable contract and as it incurs costs related to that contract. Up front license fees, milestone fees and royalty revenue are recognized as revenue only if there are no remaining performance obligations and the fees are non-refundable.

NET INCOME (LOSS) PER SHARE

    To calculate basic earnings per share for Genzyme General, we divide the earnings attributable to Genzyme General by the weighted average number of outstanding shares of GENZ Stock during the applicable period. When we calculate diluted earnings per share, we also include in the denominator all potentially dilutive securities outstanding during the applicable period. To determine what earnings are attributable to Genzyme General, we take its net income or loss for the applicable period (determined in accordance with generally accepted accounting principles) and adjust it for the tax benefits allocated to Genzyme General in accordance with our management and accounting policies.

                                GENZYME GENERAL

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The following table sets forth our computation of basic and diluted earnings per share of GENZ Stock:

                                                          1999        1998        1997
                                                        ---------   ---------   ---------
                                                        (AMOUNTS IN THOUSANDS, EXCEPT PER
                                                                 SHARE AMOUNTS)
Net income--basic.....................................  $176,883    $170,909    $107,175
  Effect of dilutive securities (net of tax):
  5 1/4% convertible subordinated notes(1):
    Interest expense..................................     8,375       4,911          --
    Amortization of purchasers' discount and offering
      costs(2)........................................       597         348          --
  5% convertible subordinated debentures(3):
    Interest expense..................................       676         258          --
    Amortization of debt offering costs(4)............       113         434          --
                                                        --------    --------    --------

Net income--diluted...................................  $186,644    $176,860    $107,175
                                                        ========    ========    ========

Shares used in net income per common share--basic.....    83,092      79,063      76,531
  Effect of dilutive securities:
    Employee and director stock options...............     3,173       2,661       2,387
    Warrants..........................................        20          10           7
    5 1/4% convertible subordinated notes(1)..........     6,313       3,874          --
    5% convertible subordinated debentures(3).........       630         214          --
                                                        --------    --------    --------

  Dilutive potential common shares(5).................    10,136       6,759       2,394
                                                        --------    --------    --------

Shares used in net income per common
  share--diluted(5)...................................    93,228      85,822      78,925
                                                        ========    ========    ========

Net income per common share--basic....................  $   2.13    $   2.16    $   1.40
                                                        ========    ========    ========

Net income per common share--diluted(5)...............  $   2.00    $   2.06    $   1.36
                                                        ========    ========    ========

------------------------

(1) We issued these notes in May 1998.

(2) We are amortizing the purchasers' discount and offering costs of approximately $7.0 million over the term of these notes, which mature in June 2005.

(3) We issued these debentures in August 1998.

(4) We are amortizing the offering costs of approximately $0.9 million over the term of these debentures, which mature in August 2003.

(5) We did not include the securities described in the following table in the computation of Genzyme General's diluted earnings per share for each period because these securities had an exercise price greater than the average market price of GENZ Stock:

                                GENZYME GENERAL

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Shares of GENZ Stock issuable for options*..................   2,094      2,827      5,921
Shares of GENZ Stock issuable for warrants..................      26         40         40
                                                               -----      -----      -----

Total shares with exercise prices greater than the average
  market price of GENZ Stock during the period..............   2,120      2,867      5,961
                                                               =====      =====      =====

------------------------

*These options had exercise price ranges of $48.06--$62.33 in 1999, $28.67--$47.88 in 1998, and $23.59--$38.00 in 1997.

NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S OPERATING DIVISIONS

    Because each of our operating divisions is a part of a single company, our board of directors has adopted policies to address issues that may arise among divisions and to govern the management of and the relationships between each division. With some exceptions that are mentioned specifically in this note, our board may modify or rescind these policies, or adopt additional policies, in its sole discretion without stockholder approval, subject only to our board's fiduciary duty to stockholders. Generally accepted accounting principles require that any change in policy be preferable (in accordance with these principles) to the previous policy.

INTERDIVISION ASSET TRANSFERS

    Our board may at any time reallocate any program, product or other asset from one division to any other division. We make reallocations at fair market value, as determined by our board. In determining the fair market value of a program under development, our board takes into account the following criteria:

    - the commercial potential of the program;

    - the phase of clinical development of the program;

    - the expenses associated with realizing any income from the program and the likelihood and time of the realization; and

    - other matters that our board and its financial advisors, if any, deem relevant.

    One division may pay another division the consideration for a reallocation in cash or other consideration with a value equal to the fair market value of the reallocated assets. In the case of a reallocation of assets from Genzyme General to another division, our board may elect instead to account for the reallocation as an increase in the designated shares representing the division to which the assets are reallocated in accordance with the provisions of our charter.

    Our policy regarding transfers of assets between divisions may not be changed by our board without the approval of the holders of GENZ Stock voting as a separate class unless the policy change does not affect Genzyme General.

                                GENZYME GENERAL

NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S OPERATING DIVISIONS (CONTINUED)
OTHER INTERDIVISION TRANSACTIONS

    Our divisions may engage in transactions directly with one or more other divisions or jointly with one or more other divisions and one or more third parties. These transactions may include agreements by one division to provide products and services for use by another division, license agreements and joint ventures or other collaborative arrangements involving more than one division to develop new products and services jointly and with third parties. These transactions are subject to the following conditions:

    - We charge research and development (including clinical and regulatory support), distribution, sales, marketing, and general and administrative services (including allocated space) performed by one division for another division to the division for which the services are performed on a cost basis. We charge direct costs to the division for which we incur them. We allocate direct labor and indirect costs in reasonable and consistent manners based on the use by a division of relevant services. Divisions performing services for other divisions do not recognize revenue for the services they perform.

    - We charge the manufacturing of goods and performance of services by one division exclusively for another division to the division for which it is performed on a cost basis. We include in manufacturing costs an interest charge (based on our short-term borrowing rate at the beginning of the fiscal year) on the gross fixed assets used in the manufacturing process. We determine gross fixed assets for the facility used at the beginning of each fiscal year. We allocate direct labor and indirect costs in reasonable and consistent manners based on the benefit received by a division of related goods and services. Divisions performing services for other divisions do not recognize revenue for the services they perform.

    - Other than transactions involving research and development, manufacturing, distribution, sales, marketing, general and administrative services, which are addressed above, all interdivisional transactions are performed on terms and conditions obtainable in arm's length transactions with third parties. Divisions performing services for other divisions do not recognize revenue for the services they perform.

    - Our board must approve interdivisional transactions that are performed on terms and conditions other than as described above and are material to one or more of the participating divisions. In giving its approval, our board must determine that the transaction is fair and reasonable to each participating division and to holders of the common stock representing each participating division.

    - Divisions may make loans to other divisions. Any loan of $1 million or less matures within 18 months and accrues interest at the best borrowing rate available to the corporation for a loan of like type and duration. Our board must approve any loan in excess of $1 million. In giving its approval, our board must determine that the material terms of the loan, including the interest rate and maturity date, are fair and reasonable to each participating division and to holders of the common stock representing each such division.

    - All material interdivisional transactions are set forth in a written agreement that is signed by an authorized member of the management team of each division involved in the transaction.

                                GENZYME GENERAL

NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S OPERATING DIVISIONS (CONTINUED)
TAX ALLOCATIONS

    We file a consolidated return and allocate income taxes to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to each division under generally accepted accounting principles as if it were a separate taxpayer. We assess the realizability of our deferred tax assets at the division level. As a result, our consolidated tax provision may not equal the sum of the divisions' tax provision. As of the end of any fiscal quarter, however, if a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to the other divisions in proportion to their taxable income without any compensating payment or allocation.

ACCESS TO TECHNOLOGY AND KNOW-HOW

    Genzyme General has unrestricted access to all technology and know-how owned or controlled by Genzyme Corporation that may be useful in its business, subject to any obligations or limitations that apply to the corporation generally.

NOTE C. OTHER GAINS AND CHARGES

    In December 1999, Genzyme General recorded a net gain of $14.4 million upon receipt of a payment associated with the termination of an agreement to acquire Cell Genesys, Inc. Genzyme General recorded this gain as other income.

    During the third quarter of 1998, Genzyme General recorded a $14.8 million charge to cost of products sold to write down excess inventory used to make Ceredase-Registered Trademark- enzyme. Genzyme General took this charge following a determination that, based on the status of efforts to convert Gaucher disease patients to a treatment regimen using
Cerezyme-Registered Trademark- enzyme, the existing supply of Ceredase-Registered Trademark- enzyme was sufficient to meet estimated patient needs.

    Genzyme General also recorded $20.1 million in other charges in the fourth quarter of 1997. The components of these charges are:

    - a $18.1 million charge to cost of products sold to write down excess inventory in Genzyme General's melatonin, bulk pharmaceuticals and fine chemical product lines. Genzyme General took this charge after it discontinued these product lines; and

    - a $2.0 million charge to other expense relating to uncertainty in collecting a note receivable that was issued upon the sale of Genetic Design, Inc.

NOTE D. DISPOSITIONS OF ASSETS

    In July 1998, we sold the assets of our research products business to Techne Corporation in exchange for:

    - $24.8 million in cash;

    - approximately 987,000 shares of Techne common stock; and

    - royalties on product sales by Techne's biotechnology group through June 2003.

                                GENZYME GENERAL

NOTE D. DISPOSITIONS OF ASSETS (CONTINUED)
    We will record royalty income as it is earned. In 1998, we recorded a $31.2 million gain in connection with the sale of this business and an additional $3.4 million gain upon the sale of a portion of our investment in Techne common stock. In 1999, we recorded a gain of $2.0 million upon the sale of our remaining shares of Techne common stock. The $3.4 million and $2.0 million gains were recorded as gains on sale of investments in equity securities. The research products business had been allocated to Genzyme General.

    Note C., "Dispositions of Assets," to our consolidated financial statements contains information regarding:

       - the sale of Genzyme General's immunochemistry product lines to an operating unit of Sybron Laboratory Products Corp.; and

       - the sale of Genetic Design to Laboratory Corporation of America.

We incorporate that information into this note by reference.

NOTE E. PEPTIMMUNE ACQUISITION

    In July 1999, we acquired Peptimmune, Inc., a privately-held company whose lead development program focuses on a treatment for pemphigus vulgaris. We allocated this acquisition to Genzyme General and accounted for it as a purchase. We allocated the aggregate purchase price of $6.5 million and assumed liabilities of $0.3 million to the tangible and intangible assets we acquired from Peptimmune based on their respective fair values (amounts in thousands):

Property, plant & equipment.................................   $  128
Deferred tax asset..........................................    1,229
In-process technology.......................................    5,436
                                                               ------
    Total...................................................   $6,793
                                                               ======

    The $5.4 million allocated to in-process technology represents the value we assigned to Peptimmune's programs that were still in the development stage and for which there was no alternative future use. Genzyme General recorded this amount as a charge to operations.

NOTE F. OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

    Note E., "Off-Balance Sheet Financial Instruments," to our consolidated financial statements contains information regarding interest rate swap contracts that are allocated to Genzyme General. We incorporate that information into this note by reference.

NOTE G. ACCOUNTS RECEIVABLE AND INTANGIBLE ASSETS

    Genzyme General's trade receivables primarily represent amounts due from distributors, healthcare service providers and companies and institutions engaged in research, development or production of pharmaceutical and biopharmaceutical products. Genzyme General performs credit evaluations of its customers on an ongoing basis and generally does not require collateral. Genzyme General states accounts receivable at fair value after reflecting an allowance for doubtful accounts. This allowance was $17.6 million at December 31, 1999 and $9.9 million at December 31, 1998.

                                GENZYME GENERAL

NOTE G. ACCOUNTS RECEIVABLE AND INTANGIBLE ASSETS (CONTINUED)
    Genzyme General's net intangible assets include $41.5 million in goodwill as of December 31, 1999 and $48.5 million in goodwill as of December 31, 1998. This goodwill is primarily a result of acquisitions.

    Genzyme General's accumulated amortization of intangible assets was $38.5 million as of December 31, 1999 and $39.6 million as of December 31, 1998.

NOTE H. INVENTORIES

                                                              DECEMBER 31,
                                                         -----------------------
                                                           1999           1998
                                                         --------       --------
                                                         (AMOUNTS IN THOUSANDS)
Raw materials..........................................  $24,057        $29,497
Work-in-process........................................   40,592         23,359
Finished products......................................   19,735         32,306
                                                         -------        -------
    Total..............................................  $84,384        $85,162
                                                         =======        =======

NOTE I. PROPERTY, PLANT AND EQUIPMENT

                                                               DECEMBER 31,
                                                          -----------------------
                                                             1999         1998
                                                          ----------   ----------
                                                          (AMOUNTS IN THOUSANDS)
Plant and equipment.....................................   $230,151     $243,816
Land and buildings......................................    180,624      147,806
Leasehold improvements..................................     90,128       68,414
Furniture and fixtures..................................     13,169       13,516
Construction-in-progress................................     26,964       30,191
                                                           --------     --------
                                                           $541,036     $503,743

Less accumulated depreciation...........................   (178,488)    (141,000)
                                                           --------     --------
Property, plant and equipment, net......................   $362,548     $362,743
                                                           ========     ========

    Genzyme General's depreciation expense was $36.9 million in 1999, $34.9 million in 1998, and $28.4 million in 1997.

    Genzyme General has capitalized approximately $34.6 million, which represents the costs it has incurred in validating and optimizing the manufacturing process for products which have reached technological feasibility. Genzyme General has capitalized the following amounts of interest costs incurred in financing the construction of manufacturing facilities:

            1999                           1998                           1997
            ----                           ----                           ----
        $0.9 million                   $0.7 million                   $0.5 million

                                GENZYME GENERAL

NOTE J. INVESTMENTS

MARKETABLE SECURITIES

                                                            DECEMBER 31,
                                              -----------------------------------------
                                                     1999                  1998
                                              -------------------   -------------------
                                                COST      MARKET      COST      MARKET
                                              --------   --------   --------   --------
                                                       (AMOUNTS IN THOUSANDS)
Cash equivalents(1):
  Corporate notes...........................  $ 34,108   $ 34,108   $  8,131   $  8,129
  Money market fund.........................    22,210     22,210     70,805     70,805
                                              --------   --------   --------   --------
                                              $ 56,318   $ 56,318   $ 78,936   $ 78,934
                                              ========   ========   ========   ========
Short-term:
  Corporate notes...........................  $210,954   $210,173   $173,970   $174,421
  Federal agencies..........................     4,085      4,067         --         --
                                              --------   --------   --------   --------
                                              $215,039   $214,240   $173,970   $174,421
                                              ========   ========   ========   ========
Long-term:
  Corporate notes...........................  $137,482   $135,509   $226,002   $226,259
  Federal...................................        --         --     33,412     33,581
  U.S. Treasury notes.......................    69,925     69,633     21,323     21,824
                                              --------   --------   --------   --------
                                              $207,407   $205,142   $280,737   $281,664
                                              ========   ========   ========   ========

  Investments in equity securities..........  $ 59,983   $ 94,719   $ 62,244   $ 51,977
                                              ========   ========   ========   ========

------------------------

(1) Cash equivalents are included as part of cash and cash equivalents on our balance sheets.

REALIZED AND UNREALIZED GAINS AND LOSSES ON MARKETABLE SECURITIES AND
  INVESTMENTS IN EQUITY SECURITIES

    Genzyme General recorded gains of $2.0 million in 1999 and $3.4 million in 1998 upon the sale of its investment in shares of Techne common stock. Genzyme General also recorded charges of $5.7 million in 1999 and $3.4 million in 1998 because it considered the decline in the value of certain strategic investments in collaborators' common stock to be other than temporary.

    Genzyme General records gross unrealized holding gains and losses in division equity. The following table sets forth the amounts recorded:

                                                          DECEMBER 31,
                                                  -----------------------------
                                                      1999            1998
                                                  -------------   -------------
Unrealized holding gains........................  $37.1 million   $3.6 million
Unrealized holding losses.......................  $5.0 million    $12.5 million

                                GENZYME GENERAL

NOTE J. INVESTMENTS (CONTINUED)
    The following table contains information regarding the range of contractual maturities of Genzyme General's investments in debt securities:

                                                            DECEMBER 31,
                                              -----------------------------------------
                                                     1999                  1998
                                              -------------------   -------------------
                                                COST      MARKET      COST      MARKET
                                              --------   --------   --------   --------
                                                       (AMOUNTS IN THOUSANDS)
Within 1 years..............................  $271,357   $270,558   $252,907   $253,355
1-2 years...................................   106,046    104,306    259,363    259,788
2-10 years..................................   101,361    100,836     21,373     21,876
                                              --------   --------   --------   --------
                                              $478,764   $475,700   $533,643   $535,019
                                              ========   ========   ========   ========

    Note I., "Investments," to our consolidated financial statements contains information regarding Genzyme General's:

    - Equity investments in:

       - Abiomed, Inc.;

       - Aronex Pharmaceuticals, Inc.;

       - BioMarin;

       - Celtrix Pharmaceuticals, Inc.

       - GelTex;

       - Genovo, Inc.;

       - Integramed America, Inc.; and

       - Pharming.

    - Investments in and relationships with Dyax Corporation, Genzyme Transgenics and ATIII LLC; and

    - Investments in the following joint ventures:

       - BioMarin/Genzyme LLC;

       - Diacrin/Genzyme LLC;

       - Pharming/Genzyme LLC; and

       - RenaGel LLC.

We incorporate that information into this note by reference.

                                GENZYME GENERAL

NOTE K. ACCRUED EXPENSES

                                                              DECEMBER 31,
                                                         -----------------------
                                                           1999           1998
                                                         --------       --------
                                                         (AMOUNTS IN THOUSANDS)
Compensation...........................................  $21,363        $20,434
Technology access fee..................................       --         10,000
Professional fees......................................    2,938          4,853
Royalties..............................................    6,891          5,846
Rebates................................................    7,126          5,663
Other..................................................   24,196         18,847
                                                         -------        -------
                                                         $62,514        $65,643
                                                         =======        =======

NOTE L. LONG-TERM DEBT AND LEASES

LONG-TERM DEBT

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1999         1998
                                                              ----------   ----------
                                                              (AMOUNTS IN THOUSANDS)
5 1/4% convertible subordinated notes.......................   $250,000     $250,000
Revolving credit facility maturing in November 1999.........         --     $ 82,000
5% convertible subordinated debentures......................     22,622       21,559
Mortgage notes..............................................         --        3,167
                                                               --------     --------
                                                               $272,622     $356,726
Less current portion........................................         --      (82,080)
                                                               --------     --------
                                                               $272,622     $274,646
                                                               ========     ========

    Over the next five years, Genzyme General will be required to repay the following principal amounts on its long-term debt (excluding capital leases):

        2000                  2001                2002                2003                2004             AFTER 2004
        ----                  ----                ----                ----                ----             ----------
    $0.0 million          $0.0 million        $0.0 million        $22.6 million       $0.0 million       $250.0 million

REVOLVING CREDIT FACILITY; CONVERTIBLE DEBT; MORTGAGE NOTE

    Note K, "Long Term Debt and Leases," to our consolidated financial statements contains information regarding our:

    - revolving credit facilities;

    - 5 1/4% convertible subordinated notes due June 2005;

    - 5% convertible subordinated debentures due August 2003; and

    - mortgage note.

We incorporate that information into this note by reference.

OPERATING LEASES

    Genzyme General incurs expense under operating leases for facilities and personal property that have terms in excess of one year. Genzyme General's total expense under operating leases was:

          1999                      1998                      1997
          ----                      ----                      ----
     $20.7 million             $16.3 million             $14.2 million

    Over the next five years, Genzyme General will be required to repay the following amounts under operating leases:

         2000               2001           2002           2003           2004        AFTER 2004
         ----               ----           ----           ----           ----        ----------
    $15.8 million       $15.3 million  $14.0 million  $11.9 million  $11.4 million  $115.4 million

    In June 1992, one of our wholly-owned subsidiaries entered into a 65-year lease with an unaffiliated lessor. Our expenses under this lease, which are allocated to Genzyme General, were $1.5 million in 1999 and 1998, and $1.3 million in 1997. Our rent under this lease increases every five years based on the Consumer Price Index or, if higher, 3% per year.

    Genzyme Tissue Repair leases from Genzyme General a portion of a research and development facility. Genzyme Tissue Repair is obligated to pay Genzyme General $0.6 million per year for 3 years commencing on July 1, 1998. Diacrin/Genzyme LLC has subleased a portion of this facility and is obligated to pay Genzyme Tissue Repair rent of $0.4 million per year pursuant to the terms of the sublease agreement.

NOTE M. DIVISION EQUITY

    At December 31, 1999 and 1998, 200 million shares of GENZ Stock were authorized for issuance with a par value of $0.01. At December 31, 1999 approximately 84,352,000 shares of GENZ Stock were issued and approximately 84,245,000 shares of GENZ Stock outstanding and at December 31, 1998 approximately 81,517,000 shares of GENZ Stock were issued and approximately 81,411,000 shares of GENZ Stock were outstanding. At December 31, 1999, approximately 13,126,000 shares of GENZ Stock were reserved for issuance under our various equity plans and options to purchase approximately 11,610,000 shares of GENZ Stock were outstanding.

    The following table contains the components of division equity for Genzyme General for the periods presented:

                                                                 1999        1998       1997
                                                              ----------   --------   --------
                                                                   (AMOUNTS IN THOUSANDS)
Balance at beginning of period..............................  $  939,967   $745,895   $645,185
  Net income................................................     142,077    133,052     76,642
  Allocation of tax benefits generated by:
    Genzyme Molecular Oncology..............................       7,812      3,527      2,755
    Genzyme Surgical Products...............................      16,128     17,936     10,112
    Genzyme Tissue Repair...................................      10,866     16,394     17,666
Issuance of common stock under stock plans..................      59,587     74,360     35,963
Exercise of warrants........................................          --        289        855
Allocation of cash:
    To Genzyme Molecular Oncology for designated
      shares(1).............................................          --     (5,000)        --
    To Genzyme Surgical Products for designated shares(1)...    (176,706)   (41,975)   (25,669)
    To Genzyme Tissue Repair for designated shares(1).......      (4,937)        --    (14,892)
    To Genzyme Tissue Repair for research program...........        (100)      (250)        --
    To Genzyme Tissue Repair for transfer of interest in
      joint venture.........................................     (25,000)        --         --
Tax benefit from disqualifying dispositions.................      24,238     18,561      4,127
Conversion of debentures for GZMO designated shares(1)......          --    (19,802)        --
Conversion of note receivable for GZMO designated
  shares(1).................................................          --     (2,696)        --
Loss on purchase of facility from Genzyme Tissue Repair.....          --       (711)        --
Allocation of acquired deferred tax asset...................          --         --      2,900
Stock compensation expense..................................          58         48      1,218
Equity adjustments..........................................      13,624        339    (10,967)
                                                              ----------   --------   --------
Balance at end of period....................................  $1,007,614   $939,967   $745,895
                                                              ==========   ========   ========

------------------------

(1) Designated shares are shares of our common stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to the division tracked by that series of stock. As of December 31, 1999, there were 1,688,237 GZMO designated shares, 1,164,839 GZSP designated shares and 2,238,053 GZTR designated shares. The number of GZMO designated shares assumes that Genzyme Molecular Oncology does not complete a public offering of GZMO Stock prior to June 18, 2000. If such an offering is completed prior to that date, the number of GZMO designated shares reserved for issuance in connection with a draw under an equity line of credit in 1998 will decrease based on a formula set forth in our charter.

STOCK COMPENSATION PLANS

    We apply APB Opinion 25 and related interpretations in accounting for our five stock-based compensation plans: the 1990 Equity Incentive Plan, the 1997 Equity Plan (both of which are stock option plans), the 1990 Employee Stock Purchase Plan, the 1999 Employee Stock Purchase Plan, and the 1998 Director Stock Option Plan. Genzyme General does not recognize compensation expense for options granted and shares purchased under the provisions of these plans for options granted to employees with an exercise price greater than or equal to fair market value.

    The following table sets forth net income and income per share data for Genzyme General calculated in accordance with SFAS 123 as if compensation expense for our stock-based compensation plans was determined based on the fair value at the grant dates for options granted and shares purchased under the plans:

                                                  1999        1998        1997
                                                ---------   ---------   ---------
                                                (AMOUNTS IN THOUSANDS, EXCEPT PER
                                                         SHARE AMOUNTS)
Net income:
    As reported...............................  $176,883    $170,909    $107,175
    Pro forma.................................  $159,223    $157,334    $ 95,168
Basic income per share:
    As reported...............................  $   2.13    $   2.16    $   1.40
    Pro forma.................................  $   1.92    $   1.99    $   1.24
Diluted income per share:
    As reported...............................  $   2.00    $   2.06    $   1.36
    Pro forma.................................  $   1.81    $   1.83    $   1.21

    Note L., "Stockholders' Equity," to our consolidated financial statements contains information regarding the assumptions we made in calculating net income and income per share data in accordance with SFAS 123. The effects of applying SFAS 123 are not likely to be representative of the effects on reported net income in future years. SFAS 123 does not apply to awards granted prior to 1995, and additional awards are anticipated in future years.

PREFERRED STOCK, STOCK RIGHTS, EQUITY PLANS, WARRANTS, DESIGNATED SHARES AND
  EQUITY LINES

    Note L., "Stockholders' Equity," to our consolidated financial statements contains information regarding:

    - our authorized preferred stock;

    - our shareholder rights plan;

    - our directors' deferred compensation plan;

    - our other equity plans;

    - warrants exercisable into GENZ Stock;

    - designated shares and our policies for distributing them; and

    - equity lines of credit made available by Genzyme General to Genzyme Molecular Oncology and Genzyme Tissue Repair.

We incorporate that information into this note by reference.

NOTE N. RESEARCH AND DEVELOPMENT AGREEMENTS

    Genzyme General's revenue from research and development agreements with Genzyme Transgenics Corporation was:

        1999                   1998                   1997
        ----                   ----                   ----
    $1.5 million           $3.6 million           $8.0 million

    Note M., "Research and Development Agreements," to our consolidated financial statements contains information regarding Genzyme General's:

    - Relationships with Genzyme Transgenics Corporation; and

    - Investments in the following joint ventures:

       - BioMarin/Genzyme LLC;

       - Diacrin/Genzyme LLC;

       - Pharming/Genzyme LLC; and

       - RenaGel LLC.

    We incorporate that information in this note by reference.

NOTE O. COMMITMENTS AND CONTINGENCIES

    We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 1999 which, if adversely decided, would have a material adverse effect on Genzyme General's results of operations, financial condition or liquidity.

NOTE P. INCOME TAXES

    Genzyme General's income before income taxes and the related income tax expense (benefit) are described in the following table:

                                                  1999       1998       1997
                                                --------   --------   --------
                                                    (AMOUNTS IN THOUSANDS)
Domestic(1)...................................  $210,097   $204,182   $112,349
Foreign.......................................    16,380      9,514      8,822
                                                --------   --------   --------
    Total.....................................  $226,477   $213,696   $121,171
                                                ========   ========   ========
Currently payable:
Federal.......................................  $ 77,779   $ 69,567   $ 40,426
State.........................................     4,302      9,354      4,286
Foreign.......................................     5,733      4,016      2,971
                                                --------   --------   --------
    Total.....................................  $ 87,814   $ 82,937   $ 47,683
                                                ========   ========   ========
Deferred:
Federal.......................................  $ (3,036)  $ (1,734)  $ (3,713)
State.........................................      (378)      (829)      (245)
                                                --------   --------   --------
    Total.....................................    (3,414)  $ (2,563)  $ (3,958)
                                                --------   --------   --------
Provision for income taxes....................  $ 84,400   $ 80,374   $ 43,725
                                                ========   ========   ========

------------------------

(1) Includes $5.4 million in charges for purchased research and development and $5.5 million in charges for impaired investments in 1999.

    Genzyme General's provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

                                                             1999       1998       1997
                                                           --------   --------   --------
Tax at U.S. statutory rate...............................    35.0%      35.0%      35.0%
Losses in foreign subsidiary and less than 80% owned
  subsidiaries with no current tax benefit...............     0.1        0.8        0.8
State taxes, net.........................................     1.2        3.1        3.0
Foreign sales corporation................................    (2.2)      (1.5)      (1.8)
Nondeductible amortization...............................     0.7        0.8        1.4
Benefit of tax credits...................................    (1.4)      (1.0)      (1.3)
Other, net...............................................     2.2        0.5       (0.8)
                                                             ----       ----      -----
Effective tax rate before certain charges................    35.6%      37.7%      36.3%
Charge for impaired investment...........................     0.5         --         --
Charge for purchased research and development............     0.5         --         --
                                                             ----       ----      -----
                                                             36.6%      37.7%      36.3%
Allocated tax benefits generated by:
  Genzyme Molecular Oncology.............................    (3.3)      (1.7)      (2.2)
  Genzyme Surgical Products..............................    (6.8)      (8.4)      (8.4)
  Genzyme Tissue Repair..................................    (4.6)      (7.7)     (14.7)
                                                             ----       ----      -----
Effective tax rate attributable to GENZ Stock............    21.9%      19.9%      11.0%
                                                             ====       ====      =====

    The components of net deferred tax assets are described in the following table:

                                                               DECEMBER 31,
                                                          -----------------------
                                                             1999         1998
                                                          ----------   ----------
                                                          (AMOUNTS IN THOUSANDS)
Deferred tax assets:
    Net operating loss carryforwards....................   $  3,164     $  2,423
    Tax credits.........................................      9,413        3,714
    Deferred loss.......................................         --        2,002
    Intangible amortization.............................     36,496       38,271
    Investments in unconsolidated subsidiary............      3,396        3,108
    Realized and unrealized capital losses..............     10,088        8,822
    Reserves, accruals and other........................     37,055       35,798
    Allocation of tax asset from Genzyme Molecular
      Oncology..........................................      3,787       15,621
    Allocation of tax asset from Genzyme Tissue
      Repair............................................     15,510        2,648
                                                           --------     --------
Gross deferred tax asset................................   $118,909     $112,407
Valuation allowance.....................................    (17,646)     (15,383)
                                                           --------     --------
                                                           $101,263     $ 97,024
Deferred tax liabilities:
    Depreciable assets..................................    (22,591)     (26,373)
    Realized and unrealized capital gains...............    (12,686)          --
    Deferred gains......................................       (878)          --
    Allocation of tax liability from Genzyme Surgical
      Products..........................................     (4,069)      (2,788)
                                                           --------     --------
    Net deferred tax asset..............................   $ 61,039     $ 67,863
                                                           ========     ========

    As a result of uncertainty surrounding our ability to realize certain tax benefits that primarily relate to capital losses from the purchase of in-process research and development, we placed valuation allowances of $17.6 million in 1999 and $15.4 million in 1998 against otherwise recognizable deferred tax assets.

    Our ability to realize the benefit of net deferred tax assets is dependent on our generating sufficient taxable income before loss carryforwards expire. While it is not assured, we believe that it is more likely than not that we will be able to realize all of our net deferred tax assets. The amount we can realize, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

    At December 31, 1999, Genzyme General had for U.S. income tax purposes a net operating loss carryforwards of $9.0 million and a tax credit carryforward of $9.4 million. The net operating loss carryforwards expire between 2003 and 2019 and, prior to expiration, Genzyme General's ability to use this carryforward may be limited under U.S. tax laws. Tax credits of $4.9 million will carryforward indefinitely and approximately $4.5 million of the tax credit carryforwards will expire from 2014 to 2019. Approximately $9.4 million of the tax credit carryforwards relate to exercises of non-qualified stock options and disqualifying dispositions of incentive stock options, the tax benefit of which, if realized, will be credited to additional paid-in-capital.

NOTE Q. BENEFIT PLANS

    Note P., "Benefit Plans," to our consolidated financial statements contains information regarding our 401(k) and other pension plans. We incorporate that information into this note by reference.

NOTE R. SEGMENT INFORMATION

    In accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." We present segment information in a manner consistent with the method we use to report this information to our management. Applying SFAS 131, Genzyme General has two reportable segments:

    - Therapeutics, which develops, manufactures and distributes human therapeutic products for significant unmet medical needs. The business derives substantially all of its revenue from sales of Cerezyme-Registered Trademark- enzyme; and

    - Diagnostic Products, which provides diagnostic products to niche markets, focusing on in vitro diagnostics.

    We have provided information concerning the operations in these reportable segments in the following table:

                                                               1999         1998        1997
                                                            -----------   ---------   ---------
                                                                  (AMOUNTS IN THOUSANDS)
Revenues:
    Therapeutics..........................................  $   488,705   $ 413,645   $ 332,712
    Diagnostic Products...................................       57,971      65,683      66,288
    Other.................................................       86,409      85,846      86,927
    Eliminations/Adjustments..............................        2,281       4,145      10,441
                                                            -----------   ---------   ---------
Total.....................................................  $   635,366   $ 569,319   $ 496,368
                                                            ===========   =========   =========
Depreciation and Amortization Expense:
    Therapeutics..........................................  $    21,068   $  10,862   $  10,054
    Diagnostic Products...................................        1,909       4,715       4,540
    Other.................................................        6,422      11,470       7,410
    Eliminations/Adjustments..............................       20,835      10,711      12,818
                                                            -----------   ---------   ---------
Total.....................................................  $    50,234   $  37,758   $  34,822
                                                            ===========   =========   =========
Equity in Net Loss of Unconsolidated Affiliates:
    Therapeutics..........................................  $   (30,094)  $ (12,480)  $  (2,310)
    Diagnostic Products...................................           --          --          --
    Other.................................................           56        (107)        (71)
    Eliminations/Adjustments..............................       (7,385)     (7,152)     (3,401)
                                                            -----------   ---------   ---------
Total.....................................................  $   (37,423)  $ (19,739)  $  (5,782)
                                                            ===========   =========   =========
Income Tax (Expense) Benefits:
    Therapeutics..........................................  $   (84,859)  $ (76,606)  $ (61,389)
    Diagnostic Products...................................       (2,485)    (13,755)     (1,409)
    Other.................................................        2,952       2,134       8,658
    Eliminations/Adjustments..............................           (8)      7,853      10,415
                                                            -----------   ---------   ---------
Total.....................................................  $   (84,400)  $ (80,374)  $ (43,725)
                                                            ===========   =========   =========
Net Income:
    Therapeutics(1).......................................  $   133,854   $ 120,832   $ 104,527
    Diagnostic Products(2)................................        3,915      21,694       2,400
    Other.................................................       (4,661)     (3,367)    (14,741)
    Eliminations/Adjustments(3)...........................        8,969      (6,107)    (15,544)
                                                            -----------   ---------   ---------
Total.....................................................  $   142,077   $ 133,052   $  76,642
                                                            ===========   =========   =========

------------------------

(1) Therapeutics' net income for 1998 includes a $14.8 million charge to write down excess inventory used to make Ceredase-Registered Trademark- enzyme.

(2) Diagnostic Products' net income for 1998 and 1999 includes gains on the sale of product lines of $0.5 million in 1999 and $31.2 million in 1998.

(3) Eliminations/Adjustments includes a $14.4 million gain upon receipt of a payment associated with the termination of the agreement to acquire Cell Genesys.

Segment Assets:
    Therapeutics...........................................  $  338,960   $  326,305
    Diagnostic Products....................................      40,266       49,430
  Other....................................................      83,088       94,930
  Eliminations/Adjustments.................................     937,269      939,726
                                                             ----------   ----------
Total......................................................  $1,399,583   $1,410,391
                                                             ==========   ==========

    The Other category includes amounts attributable to our genetic testing and pharmaceuticals businesses. Eliminations/Adjustments consists of the differences between:

    - the segments' net income and our consolidated net income; and

    - total segment assets and our consolidated total assets.

    The amount in Eliminations/Adjustments for net income consists primarily of interest income, interest expense and other income and expense items that we do not specifically allocate to a particular segment.

    Segment assets include accounts receivable, inventory and certain fixed and intangible assets. The amounts in Eliminations/Adjustments for segment assets consist of the following:

                                                               DECEMBER 31,
                                                          -----------------------
                                                             1999         1998
                                                          ----------   ----------
                                                          (AMOUNTS IN THOUSANDS)
Cash, cash equivalents, and short- and long-term
  investments...........................................   $513,905     $556,097
Intangibles, net........................................     34,341       41,556
Property, plant and equipment, net......................    172,165      133,995
Investment in equity securities.........................     94,719       51,977
Other...................................................    122,139      156,101
                                                           --------     --------
    Total Eliminations/Adjustments......................   $937,269     $939,726
                                                           ========     ========

    Genzyme General operates in the healthcare industry and manufactures and markets its products primarily in the United States and Europe. Genzyme General's principal manufacturing facilities are located in the United States, United Kingdom, Switzerland and Germany. It purchases products from our English and Swiss subsidiaries for sale to customers in the United States. Genzyme General sets transfer prices from our foreign subsidiaries to allow it to produce profit margins commensurate with its sales and marketing effort. Our Dutch subsidiary is Genzyme General's primary distributor of therapeutic products in Europe.

    The following table contains certain financial information by geographic area:

                                                 1999        1998       1997
                                               ---------   --------   --------
                                                   (AMOUNTS IN THOUSANDS)
Revenues:
  U.S........................................  $ 412,611   $371,587   $363,455
  Netherlands................................     35,499     31,413     39,936
  Other......................................    187,256    166,319     92,977
                                               ---------   --------   --------
    Total....................................  $ 635,366   $569,319   $496,368
                                               =========   ========   ========
Long-lived assets:
  U.S........................................  $ 647,024   $755,023   $506,085
  Netherlands................................      1,094        730        652
  Other......................................     51,447     56,517     53,546
                                               ---------   --------   --------
    Total....................................  $ 699,565   $812,270   $560,283
                                               =========   ========   ========

    Genzyme General's results of operations are highly dependent on sales of Ceredase-Registered Trademark- and Cerezyme-Registered Trademark- enzymes. Sales of these products represented 84% of Genzyme General's product revenue in 1999, 81% of product revenue in 1998, and 78% of product revenue in 1997. Genzyme General sells these products directly to physicians, hospitals and treatment centers as well as through unaffiliated distributors. Sales to one distributor represented 20% of Ceredase-Registered Trademark- and Cerezyme-Registered Trademark- enzyme revenues in 1999, 19% of these revenues in 1998, and 18% of these revenues in 1997. We believe that our credit risk associated with trade receivables is mitigated as a result of the fact that these products are sold to a large number of customers in a number of different industries and over a broad geographic area.

NOTE S. QUARTERLY RESULTS (UNAUDITED)

                                                         1ST         2ND         3RD         4TH
                                                       QUARTER     QUARTER     QUARTER     QUARTER
                                                      ---------   ---------   ---------   ---------
                                                      (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)
1999
Net revenue.........................................  $150,766    $154,205    $157,669    $172,726
Gross profit........................................   113,519     117,557     120,693     126,223
Net income..........................................    43,226      40,226      38,187      55,244
Income per share of GENZ Stock:
  Basic.............................................  $   0.53    $   0.49    $   0.46    $   0.66
  Diluted...........................................  $   0.49    $   0.46    $   0.43    $   0.62

1998
Net revenue.........................................   129,896    $141,779    $142,225    $155,419
Gross profit........................................    89,089      98,860      86,546     117,635
Net income..........................................    34,056      41,086      53,752      42,015
Income per share of GENZ Stock:
  Basic.............................................  $   0.43    $   0.52    $   0.68    $   0.52
  Diluted...........................................  $   0.42    $   0.50    $   0.64    $   0.49

NOTE T. SUBSEQUENT EVENT

    In February 2000, we converted our shares of the Series B Convertible Preferred Stock of Genzyme Transgenics into 1,048,021 shares of Genzyme Transgenics common stock. Also in February 2000, Genzyme Transgenics completed a public offering of its common stock. Genzyme General will recognize a gain on affiliate sale of stock of approximately $20 million in the first quarter of 2000.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Genzyme Corporation:

    In our opinion, the accompanying combined balance sheets and the related combined statements of operations and of cash flows present fairly, in all material respects, the financial position of Genzyme General (as described in Note A) at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. In addition, in our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    As more fully described in Note A to these financial statements, Genzyme General is a division of Genzyme Corporation; accordingly, the combined financial statements of Genzyme General should be read in conjunction with the audited consolidated financial statements of Genzyme Corporation and Subsidiaries.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 23, 2000

                            GENZYME GENERAL DIVISION

                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

        COLUMN A                COLUMN B                     COLUMN C                 COLUMN D          COLUMN E
-------------------------  -------------------   ---------------------------------   -----------      -------------
                                                             ADDITIONS
                                                 ---------------------------------
                               BALANCE AT        CHARGED TO COSTS     CHARGED TO                       BALANCE AT
       DESCRIPTION         BEGINNING OF PERIOD     AND EXPENSES     OTHER ACCOUNTS   DEDUCTIONS       END OF PERIOD
-------------------------  -------------------   ----------------   --------------   -----------      -------------
Year ended December 31,
  1999:
Allowance for doubtful
  accounts...............      $ 9,913,100         $12,216,200        $       --     $ 3,167,400(1)    $18,961,900
Inventory reserve........      $17,631,100         $ 1,978,000        $       --     $ 3,918,000       $15,691,100
Year ended December 31,
  1998:
Allowance for doubtful
  accounts...............      $ 8,415,700         $ 5,059,000        $       --     $ 3,561,600(1)    $ 9,913,100
Inventory reserve........      $15,471,300         $18,178,000        $       --     $16,018,200       $17,631,100
Year ended December 31,
  1997:
Allowance for doubtful
  accounts...............      $11,967,900         $ 2,080,000        $       --     $ 5,632,200(1)    $ 8,415,700
Inventory reserve........      $ 2,631,300         $15,101,000        $       --     $ 2,261,000       $15,471,300

------------------------

(1) Uncollectible accounts written off, net of recoveries.