Form 10-K, Exhibit 13
period 1999-12-31
GENZYME CORP
filed 2000-03-30
CIK 732485

                                                                    EXHIBIT 13.2

                              FINANCIAL STATEMENTS

                                                              PAGE NO.
                                                              --------
                      GENZYME MOLECULAR ONCOLOGY

  Combined Selected Financial Data..........................    GMO-2

  Management's Discussion and Analysis of Genzyme Molecular
    Oncology's Financial Condition and Results of
    Operations..............................................    GMO-5

  Combined Statements of Operations--For the Years Ended
    December 31, 1999, 1998
    and 1997................................................   GMO-13

  Combined Balance Sheets--December 31, 1999 and 1998.......   GMO-14

  Combined Statements of Cash Flows--For the Years Ended
    December 31, 1999, 1998
    and 1997................................................   GMO-15

  Notes to Combined Financial Statements....................   GMO-16

  Report of Independent Accountants.........................   GMO-28

                                     GMO-1

          GENZYME MOLECULAR ONCOLOGY COMBINED SELECTED FINANCIAL DATA

    Genzyme Molecular Oncology is our operating division that is developing cancer products, with a focus on cancer vaccines and angiogenesis inhibitors. Genzyme Molecular Oncology Division Common Stock, which we refer to as "GZMO Stock," is intended to reflect the value and track the performance of Genzyme Molecular Oncology.

    The following combined selected financial data reflect the results of operations and financial position of Genzyme Molecular Oncology and should be read in conjunction with the financial statements of Genzyme Molecular Oncology and accompanying notes.

                                     GMO-2

COMBINED STATEMENT OF OPERATIONS DATA

                                                         FOR THE YEARS ENDED DECEMER 31,
                                               ----------------------------------------------------
                                                 1999       1998       1997       1996       1995
                                               --------   --------   --------   --------   --------
                                                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues:
  Service revenue............................  $  1,920   $  2,229   $    467   $    --    $    --
  Service revenue--related party.............        50        466         --        --         --
  Research and development revenue--related
    party....................................       496      2,177        315        --         --
  Research and development revenue...........        --      3,256         --        --         --
  Licensing revenue..........................     2,125     11,275         --        --         --
  Royalty revenue............................        28          4         --        --         --
                                               --------   --------   --------   -------    -------
    Total revenues...........................     4,619     19,407        782        --         --
Operating costs and expenses:
  Cost of service revenues...................       620      1,374         50        --         --
  Cost of research and development
    revenues.................................       698      4,073        287        --         --
  Selling, general and administrative........     5,529      7,155      2,118       185         87
  Research and development...................    15,997     12,743      5,341       818        377
  Amortization of intangibles................    11,825     11,983      5,127        --         --
  Charge for in-process technology...........        --         --      7,000        --         --
                                               --------   --------   --------   -------    -------
    Total operating costs and expenses.......    34,669     37,328     19,923     1,003        464
                                               --------   --------   --------   -------    -------
Operating loss...............................   (30,050)   (17,921)   (19,141)   (1,003)      (464)
Other income (expenses):
  Equity in net loss of joint venture........    (1,870)    (1,647)      (258)       --         --
  Interest income............................       469        782        392        --         --
  Interest expense...........................       (28)    (2,968)    (1,663)       --         --
                                               --------   --------   --------   -------    -------
    Total other income (expenses)............    (1,429)    (3,833)    (1,529)       --         --
                                               --------   --------   --------   -------    -------
Loss before income taxes.....................   (31,479)   (21,754)   (20,670)   (1,003)      (464)
Tax benefit..................................     2,647      2,647      1,092        --         --
                                               --------   --------   --------   -------    -------
Net loss attributable to GZMO Stock..........  $(28,832)  $(19,107)  $(19,578)  $(1,003)   $  (464)
                                               ========   ========   ========   =======    =======
Per GZMO basic and diluted common share:
  Net loss...................................  $  (2.25)  $  (3.81)
                                               ========   ========
Weighted average shares outstanding..........    12,826      5,019
                                               ========   ========
Per pro forma GZMO basic and diluted common
  share:
  Pro forma net loss.........................                        $  (4.98)  $ (0.26)   $ (0.12)
                                                                     ========   =======    =======
Pro forma weighted average shares
  outstanding................................                           3,929     3,929      3,929
                                                                     ========   =======    =======

                                     GMO-3

COMBINED BALANCE SHEET DATA

                                                         DECEMBER 31,
                                     ----------------------------------------------------
                                       1999       1998       1997       1996       1995
                                     --------   --------   --------   --------   --------
                                                    (AMOUNTS IN THOUSANDS)
Cash and investments...............  $ 3,587    $11,900    $21,229     $   --      $ --
Working capital....................   (5,889)     9,189     11,953         --        --
Total assets.......................    9,692     35,952     53,801         --        --
Long-term debt and convertible
  debt.............................       --         --     24,606         --        --
Parent company investment..........       --         --         --      1,504       501
Division equity....................   (1,215)    23,364     13,466         --        --

    There were no cash dividends paid.

                                     GMO-4

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF GENZYME MOLECULAR ONCOLOGY'S
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

    This discussion contains forward-looking statements. These forward-looking statements represent the expectations of our management as of the filing date of this annual report. Actual results could differ materially from those anticipated by the forward-looking statements due to the risks and uncertainties described under the caption "Factors Affecting Future Operating Results" for Genzyme Molecular Oncology and Genzyme Corporation included in this annual report. You should consider carefully each of these risks and uncertainties in evaluating the financial condition and results of operations of Genzyme Molecular Oncology and Genzyme.

    We formed Genzyme Molecular Oncology on June 18, 1997 by acquiring PharmaGenics, Inc. and combining it with several of our ongoing programs in the field of oncology.

    For purposes of financial presentation, we allocate certain of our programs, products, assets and liabilities to Genzyme Molecular Oncology and prepare separate financial statements for Genzyme Molecular Oncology. Notwithstanding the allocation of assets and liabilities to Genzyme Molecular Oncology, Genzyme Corporation continues to hold title to all of the assets and is responsible for all of the liabilities allocated to Genzyme Molecular Oncology. Holders of GZMO Stock are common stockholders of Genzyme Corporation and have no specific rights to the assets to which GZMO Stock relates.

    We present financial information and accounting policies specific to Genzyme Molecular Oncology in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements.

    You should, therefore, read this discussion and analysis of Genzyme Molecular Oncology's financial position and results of operations in conjunction with the financial statements and related notes of Genzyme Molecular Oncology, the discussion and analysis of Genzyme's financial position and results of operations, and the consolidated financial statements and related notes of Genzyme, all of which are included with this annual report.

RESULTS OF OPERATIONS

    The following discussion summarizes the key factors management believes are necessary for an understanding of Genzyme Molecular Oncology's financial statements.

                                     GMO-5

    The components of Genzyme Molecular Oncology's combined statements of operations are described in the following table:

                                                                        99/98                 98/97
                                                                 INCREASE/(DECREASE)   INCREASE/(DECREASE)
                                  1999       1998       1997          % CHANGE              % CHANGE
                                --------   --------   --------   -------------------   -------------------
                                              (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Total revenues................  $  4,619   $ 19,407   $    782           (76%)                2,382%
Cost of revenues..............     1,318      5,447        337           (76%)                1,516%
Selling, general and
  administrative..............     5,529      7,155      2,118           (23%)                  238%
Research and development......    15,997     12,743      5,341            26%                   139%
Amortization of intangibles...    11,825     11,983      5,127            (1%)                  134%
Charge for in-process
  technology..................        --         --      7,000             0%                  (100%)
                                --------   --------   --------
  Total operating costs and
    expenses..................    34,669     37,328     19,923            (7%)                   87%
                                --------   --------   --------
Operating loss................   (30,050)   (17,921)   (19,141)          (68%)                    6%
Other expenses, net...........    (1,429)    (3,833)    (1,529)           63%                  (151%)
                                --------   --------   --------
Loss before income taxes......   (31,479)   (21,754)   (20,670)          (45%)                   (5%)
Tax benefit...................     2,647      2,647      1,092             0%                   142%
                                --------   --------   --------
Net loss attributable to GZMO
  Stock.......................  $(28,832)  $(19,107)  $(19,578)          (51%)                    2%
                                ========   ========   ========

REVENUES

                                                                        99/98                 98/97
                                                                 INCREASE/(DECREASE)   INCREASE/(DECREASE)
                                  1999       1998       1997          % CHANGE              % CHANGE
                                --------   --------   --------   -------------------   -------------------
                                              (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Service revenue...............  $  1,970   $  2,695   $    467           (27%)                  477%
Research and development
  revenue.....................       496      5,433        315           (91%)                1,625%
Licensing revenue.............     2,125     11,275         --           (81%)                  100%
Royalty revenue...............        28          4         --           600%                   100%
                                --------   --------   --------
  Total revenues..............  $  4,619   $ 19,407   $    782           (76%)                2,382%
                                ========   ========   ========

1999 AS COMPARED TO 1998

    Service revenue decreased as a result of a decline in the provision of genomics services using Genzyme Molecular Oncology's SAGE-TM- gene expression technology.

    Research and development revenue also decreased as a result of a reduction in work performed by Genzyme Molecular Oncology on behalf of StressGen/Genzyme LLC (Genzyme Molecular Oncology's joint venture with StressGen Biotechnologies Corporation and the Canadian Medical Discoveries Fund, Inc. to develop stress gene therapies for the treatment of cancer that was dissolved in 1999) and the completion of research and development work performed on behalf of Schering-Plough in 1998.

    Licensing revenue decreased in 1999 as a result of the receipt in 1998 of a licensing fee and milestone payments under a license agreement with Schering-Plough relating to p53 gene therapy. This amount was partially offset by amounts received upon the grant by Genzyme Molecular Oncology of licenses under its rights to the SAGE-TM- gene expression technology and the MDM2 protein.

                                     GMO-6

1998 AS COMPARED TO 1997

    The increase in Genzyme Molecular Oncology's research and development and licensing revenue was primarily due to $13.0 million in revenue recorded in connection with a research and license agreement with Schering-Plough. Genzyme Molecular Oncology's revenue includes work performed for StressGen/Genzyme LLC.

COST OF REVENUES

1999 AS COMPARED TO 1998

    Genzyme Molecular Oncology's cost of revenues includes:

       - work performed on behalf of StressGen/Genzyme LLC;

       - services performed using the SAGE-TM- technology on behalf of third parties;

       - performance of gene therapy research on behalf of Schering-Plough; and

       - royalties payable to third parties.

    Cost of revenues decreased in 1999 as a result of the completion of the Schering-Plough research project and a reduction in the royalty rate payable by Genzyme Molecular Oncology for using the SAGE-TM- gene expression technology on behalf of third parties.

1998 AS COMPARED TO 1997

    The increase in Genzyme Molecular Oncology's cost of revenues in 1998 was primarily attributable to:

    - costs related to the delivery of services using the SAGE-TM- technology;

    - royalties payable for using the SAGE-TM- technology on behalf of third parties; and

    - costs incurred in connection with research and development performed on behalf of StressGen/ Genzyme LLC and Schering-Plough.

SG&A AND R&D EXPENSES

1999 AS COMPARED TO 1998

    Genzyme Molecular Oncology's selling, general and administrative expense decreased primarily as a result of:

       - reduced legal costs in 1999 associated with the prosecution and maintenance of its intellectual property portfolio; and

       - a one-time charge taken in 1998 to write off costs incurred in connection with a public offering of GZMO Stock that was not completed.

    Genzyme Molecular Oncology's research and development expense increased as a result of:

       - the initiation of a clinical trial for its melanoma tumor vaccine product; and

       - an increase in the number of research personnel and related expenses required to support the continued development of its cancer vaccine and angiogenesis inhibitor programs.

1998 AS COMPARED TO 1997

    Genzyme Molecular Oncology's selling, general and administrative expense increased in 1998 primarily as a result of:

                                     GMO-7

       - increased administrative support needed to support the growth of its business; and

       - a one-time charge taken in the third quarter of 1998 to write off costs incurred in connection with a public offering of GZMO Stock that was not completed.

    Genzyme Molecular Oncology's research and development expense increased in 1998 as a result of increases in research personnel and related expenses to support Genzyme Molecular Oncology's SAGE-TM-, gene therapy and small molecule programs.

AMORTIZATION OF INTANGIBLES

    Genzyme Molecular Oncology's amortization of intangibles is attributable to intangible assets acquired in connection with the acquisition of PharmaGenics, Inc. in June 1997. Because Genzyme Molecular Oncology only amortized these assets over a six month period in 1997, amortization expense increased in 1998.

OTHER INCOME AND EXPENSES

1999 AS COMPARED TO 1998

    Genzyme Molecular Oncology's other expenses decreased because it had reduced interest expense resulting from the transfer of its convertible debt to Genzyme General in August 1998. The decrease in interest expense, however, was offset in part by a $1.0 million charge taken by Genzyme Molecular Oncology in the third quarter of 1999 in connection with its repurchase of one-half of the Canadian Medical Discoveries Fund's interest in StressGen/Genzyme LLC. StressGen/Genzyme LLC was dissolved in December 1999 and, as a result, Genzyme Molecular Oncology will no longer incur expenses related to this joint venture.

1998 AS COMPARED TO 1997

    Interest income increased in 1998 mainly as the result of higher average cash balances. Interest expense increased to $3.0 million in 1998 compared to $1.7 million in 1997. The increase in interest expense is the result of interest and related amortization of the discount on the 6% convertible debentures issued in August 1997. These debentures, which had been convertible into shares of GZMO Stock, were exchanged in August 1998 for 5% convertible debentures convertible into shares of GENZ Stock.

    StressGen/Genzyme LLC was established in July 1997. Genzyme Molecular Oncology recorded an equity in net loss of the joint venture of $1.6 million in 1998 and $0.3 million in 1997.

LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 1999, Genzyme Molecular Oncology had cash, cash equivalents and short-term investments of $3.6 million, a decrease of $8.3 million from December 31, 1998.

    In 1999, Genzyme Molecular Oncology used $14.6 million of cash for operations. Investing activities provided $2.0 million of cash, which consisted primarily of $1.0 million in proceeds from the maturities of investments, and $0.9 million from the distribution of cash from StressGen/Genzyme LLC upon the joint venture's dissolution. Financing activities provided $5.0 million of cash from the issuance of debt, and $0.3 million of cash proceeds from the exercise of stock options and the issuance of stock under our employee stock purchase plan.

    In 1998, our board of directors made $30.0 million of Genzyme General's cash available to Genzyme Molecular Oncology under an equity line of credit. Under the terms of this equity line, Genzyme Molecular Oncology may draw down funds as needed in exchange for GZMO designated shares. GZMO designated shares are shares of GZMO Stock that are not issued and outstanding, but

                                     GMO-8
which our board of directors may issue, sell, or distribute without allocating the proceeds to Genzyme Molecular Oncology. Genzyme Molecular Oncology has not yet drawn down any funds under this equity line.

    At December 31, 1999, $5.0 million of funds outstanding under one of our revolving credit facilities was allocated to Genzyme Molecular Oncology. Genzyme Molecular Oncology, together with our other operating divisions, has access to our revolving credit facilities. At December 31, 1999, $50.0 million was available under a facility that matures in November 2000 and $77.0 million was available under a facility that matures in November 2002.

    We anticipate that Genzyme Molecular Oncology's current cash resources, together with amounts available from the following sources, will be sufficient to fund its operations through 2000:

       - the $30.0 million equity line of credit from Genzyme General;

       - our revolving credit facilities;

       - revenues generated from the SAGE-TM- gene expression technology; and

       - revenues from license agreements.

    We expect Genzyme Molecular Oncology to have significant operating losses for the next several years. Genzyme Molecular Oncology plans to spend substantial amounts of money on, among other things:

       - research and development;

       - preclinical and clinical testing; and

       - pursuing regulatory approvals.

    Genzyme Molecular Oncology's cash needs may differ from those planned as a result of many factors, including the:

       - results of research and development and clinical testing;

       - achievement of milestones under existing strategic alliances;

       - ability to establish and maintain additional strategic collaborations and licensing arrangements;

       - costs of protecting its intellectual property rights;

       - development of competitive products and services; and

       - ability to satisfy regulatory requirements of the FDA and other government authorities.

    Genzyme Molecular Oncology may require significant additional financing to continue operations. We cannot guarantee that Genzyme Molecular Oncology will be able to obtain any additional financing or find it on favorable terms. If Genzyme Molecular Oncology has insufficient funds or is unable to raise additional funds, it may delay, scale back or eliminate certain of its programs. Genzyme Molecular Oncology may also have to give third parties rights to commercialize technologies or products that it would otherwise have sought to commercialize itself. Genzyme Molecular Oncology recently announced a proposed public offering of 3,000,000 shares of GZMO Stock. We cannot guarantee, however, that this offering will be completed.

NEW ACCOUNTING PRONOUNCEMENTS, EURO, YEAR 2000 AND MARKET RISK

    See "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations" included in this annual report.

                                     GMO-9

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

GENZYME MOLECULAR ONCOLOGY MAY NEVER BE ABLE TO SUCCESSFULLY DEVELOP OR
  COMMERCIALIZE ANY OF ITS CANCER THERAPIES.

    Genzyme Molecular Oncology does not have any cancer therapies on the market and its only therapies in clinical development are its melanoma and breast cancer vaccines. Before commercializing any cancer therapies, Genzyme Molecular Oncology will need to conduct substantial research and development, including, in some cases, the replication of preclinical studies performed by its collaborators, undertake preclinical and clinical testing and obtain regulatory approvals. This process involves a high degree of uncertainty and may take several years. Its product development efforts may fail for many reasons, including:

       - the product fails in preclinical studies;

       - clinical trials may not support the safety or effectiveness of the product; or

       - we fail to obtain the required regulatory approvals.

    We cannot guarantee that Genzyme Molecular Oncology will successfully develop any particular product or that any product it successfully develops will gain market acceptance.

GENZYME MOLECULAR ONCOLOGY ANTICIPATES FUTURE LOSSES AND MAY NEVER BECOME
  PROFITABLE.

    Genzyme Molecular Oncology has not generated significant revenues to date and does not expect to do so for several years. As of December 31, 1999, Genzyme Molecular Oncology had an accumulated deficit of approximately $69.0 million. It expects to have significant operating losses for the next several years. Genzyme Molecular Oncology plans to spend substantial amounts of money on, among other things:

       - research and development;

       - preclinical and clinical testing; and

       - pursuing regulatory approvals.

    We cannot guarantee that the efforts underlying these expenditures will be successful or that Genzyme Molecular Oncology's operations will ever be profitable.

IF GENZYME MOLECULAR ONCOLOGY FAILS TO OBTAIN THE CAPITAL NECESSARY TO FUND ITS
  OPERATIONS, IT WILL BE UNABLE TO FUND DEVELOPMENT PROGRAMS AND COMPLETE CLINICAL TRIALS.

    We anticipate that Genzyme Molecular Oncology's current cash resources, together with amounts available under a line of credit from Genzyme General and revenues generated from our SAGE-TM- technology and license agreements, will be sufficient to fund its operations through 2000. Genzyme Molecular Oncology's cash needs may differ from those planned, however, because of many factors, including the:

       - results of research and development and clinical testing;

       - achievement of milestones under existing strategic collaborations;

                                     GMO-10

       - ability to establish and maintain additional strategic collaborations and licensing arrangements;

       - costs of protecting its intellectual property rights;

       - development of competing products and services; and

       - ability to satisfy regulatory requirements of the FDA and other government authorities.

    Genzyme Molecular Oncology may require significant additional financing to continue operations at anticipated levels. We cannot guarantee that it will be able to obtain any additional financing or find it on favorable terms. If Genzyme Molecular Oncology has insufficient funds or is unable to raise additional funds, it may have to delay, reduce or eliminate some of its programs. Genzyme Molecular Oncology may also have to give third parties rights to commercialize technologies or products that it would otherwise have sought to commercialize itself.

GENZYME MOLECULAR ONCOLOGY MAY NOT RECEIVE SIGNIFICANT PAYMENTS FROM
  COLLABORATORS DUE TO UNSUCCESSFUL RESULTS IN EXISTING COLLABORATIONS OR A FAILURE TO ENTER INTO FUTURE COLLABORATIONS.

    Genzyme Molecular Oncology's strategy to develop and commercialize some of its products and services includes entering into various arrangements with academic and corporate collaborators and licensees. It depends on the success of these parties in performing research, preclinical and clinical testing and marketing. These arrangements may require Genzyme Molecular Oncology to transfer important rights to its corporate collaborators and licensees. These collaborators and licensees could choose not to devote resources to these arrangements or, under certain circumstances, may terminate them early. In addition, these collaborators and licensees, outside of their arrangements with Genzyme Molecular Oncology, may develop technologies or products that are competitive with those that Genzyme Molecular Oncology is developing. As a result, we cannot guarantee that Genzyme Molecular Oncology will receive revenues from these relationships or that any of its strategic collaborations will continue or not terminate early. In addition, we cannot guarantee that Genzyme Molecular Oncology will be able to enter into collaborations in the future.

GENZYME MOLECULAR ONCOLOGY MAY BE REQUIRED TO LICENSE TECHNOLOGY FROM
  COMPETITORS IN ORDER TO DEVELOP AND COMMERCIALIZE SOME OF ITS PRODUCTS AND SERVICES, AND IT IS UNCERTAIN WHETHER THESE LICENSES WILL BE AVAILABLE.

    Third party patent rights and pending patent applications filed by third parties, if issued, may cover some of the products Genzyme Molecular Oncology is developing or testing. As a result, Genzyme Molecular Oncology may be required to obtain licenses from the holders of these patents in order to use or sell certain products and services. We cannot guarantee that these licenses will be made available on acceptable terms or at all. If these licenses are not available, Genzyme Molecular Oncology's ability to commercialize its products and services may be impaired.

    In its cancer vaccine program, Genzyme Molecular Oncology is in the process of evaluating the therapeutic administration of peptide products and genes that encode specific tumor antigens, including MART-1 and gp100. Genzyme Molecular Oncology is aware of two issued U.S. patents directed to the gene that encodes MART-1. While it has obtained rights under one of these patents, Genzyme Molecular Oncology is still in the process of evaluating the scope and validity of the other to determine whether it needs to obtain a license. Genzyme Molecular Oncology is also evaluating an issued U.S. patent covering the gene that encodes gp100 and three published Patent Cooperation Treaty applications by three different applicants that may cover antigens derived from gp100. Genzyme Molecular Oncology is in the process of evaluating the scope and validity of these patents and patent applications to determine whether it needs to obtain licenses.

                                     GMO-11

GENZYME MOLECULAR ONCOLOGY MAY INCUR SUBSTANTIAL COSTS AS A RESULT OF LITIGATION
  OR OTHER PROCEEDINGS RELATING TO PATENT AND OTHER INTELLECTUAL PROPERTY
  RIGHTS.

    If Genzyme Molecular Oncology or one of its strategic collaborators initiate litigation to enforce Genzyme Molecular Oncology's patent or license rights, or are required to defend these rights in response to third party claims, its business or financial position may be negatively affected. Genzyme Molecular Oncology has licensed its p53 gene therapy rights to Schering-Plough. These patent rights are the subject of an interference proceeding in the U.S. and an opposition proceeding in Europe. Adverse determinations in these proceedings may negatively affect Genzyme Molecular Oncology's ability to receive future milestones and product royalties under its agreement with Schering-Plough.

ADVERSE EVENTS IN THE FIELD OF GENE THERAPY MAY NEGATIVELY AFFECT REGULATORY
  APPROVAL OR PUBLIC PERCEPTION OF GENZYME MOLECULAR ONCOLOGY'S GENE THERAPY PRODUCTS.

    The recent death of a patient undergoing gene therapy using an adenoviral vector to deliver a therapeutic gene has been widely publicized. This death and any other adverse events in the field of gene therapy that may occur in the future may result in greater governmental regulation and potential regulatory delays relating to the testing or approval of Genzyme Molecular Oncology's gene therapy products. As a result of this death, the U.S. Senate has commenced hearings to determine whether additional legislation is required to protect volunteers and patients who participate in gene therapy clinical trials. Additionally, the Recombinant DNA Advisory Committee, which acts as an advisory body to the National Institutes of Health (NIH), has extensively discussed the use of adenoviral vectors in gene therapy clinical trials and recently issued a draft report on the safety of adenoviral vectors. While this draft report recommends that clinical trials using adenoviral vectors should continue with caution, it also suggested a number of changes in the way gene therapy clinical trials are conducted. If any new guidelines are adopted by the NIH, Genzyme Molecular Oncology's gene therapy clinical trials could be delayed or become more expensive to conduct.

    Genzyme Molecular Oncology has reported to the FDA and the NIH that there have been three deaths in its Phase I/II melanoma cancer vaccine trial at Massachusetts General Hospital. The principal investigator for this trial indicated that each of these deaths was due to disease progression and not related to the patient's treatment. Deaths are not unexpected in a clinical trial treating patients with advanced stage melanoma because these patients have short life expectancies. Genzyme Molecular Oncology cannot, however, rule out the possibility that its cancer vaccines may be a contributing cause of death for patients in the future.

    The commercial success of any gene therapy products that Genzyme Molecular Oncology develops will depend in part on public acceptance of the use of gene therapies for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain the acceptance of the public or the medical community. Negative public reaction to gene therapy could result in greater government regulation and stricter clinical trial oversight and commercial product labeling requirements of gene therapies and could cause a decrease in the demand for any gene therapy product that Genzyme Molecular Oncology may develop.

SUBSEQUENT EVENT

    In March 2000, Genzyme Molecular Oncology announced a proposed public offering of 3,000,000 shares of GZMO Stock.

                                     GMO-12

                           GENZYME MOLECULAR ONCOLOGY
                       COMBINED STATEMENTS OF OPERATIONS

                                                                     FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                              (AMOUNTS IN THOUSANDS, EXCEPT PER
                                                                       SHARE AMOUNTS)
Revenues:
  Service revenue...........................................  $   1,920   $   2,229   $     467
  Service revenue--related party............................         50         466          --
  Research and development--related party...................        496       2,177         315
  Research and development..................................         --       3,256          --
  Licensing revenue.........................................      2,153      11,279          --
                                                              ---------   ---------   ---------
      Total revenues........................................      4,619      19,407         782

Operating costs and expenses:
  Cost of service revenues..................................        620       1,374          50
  Cost of research and development revenue..................        698       4,073         287
  Selling, general and administrative.......................      5,529       7,155       2,118
  Research and development..................................     15,997      12,743       5,341
  Amortization of intangibles...............................     11,825      11,983       5,127
  Charge for in-process technology..........................         --          --       7,000
                                                              ---------   ---------   ---------
      Total operating costs and expenses....................     34,669      37,328      19,923
                                                              ---------   ---------   ---------
Operating loss..............................................    (30,050)    (17,921)    (19,141)

Other income (expenses):
  Equity in net loss of joint venture.......................     (1,870)     (1,647)       (258)
  Interest income...........................................        469         782         392
  Interest expense..........................................        (28)     (2,968)     (1,663)
                                                              ---------   ---------   ---------
      Total other income (expenses).........................     (1,429)     (3,833)     (1,529)
                                                              ---------   ---------   ---------
Loss before income taxes....................................    (31,479)    (21,754)    (20,670)
Tax benefit.................................................      2,647       2,647       1,092
                                                              ---------   ---------   ---------
Net loss attributable to GZMO Stock.........................  $ (28,832)  $ (19,107)  $ (19,578)
                                                              =========   =========   =========
Per GZMO basic and diluted common share:
  Net loss..................................................  $   (2.25)  $   (3.81)
                                                              =========   =========
Weighted average shares outstanding.........................     12,826       5,019
                                                              =========   =========
Pro forma net loss per GZMO basic and diluted common
  share.....................................................                          $   (4.98)
                                                                                      =========
Pro forma weighted average shares outstanding...............                              3,929
                                                                                      =========
Net loss....................................................  $ (28,832)  $ (19,107)  $ (19,578)
  Other comprehensive income (loss) net of tax:
  Unrealized gains (losses) on securities arising during the
    period..................................................         --           7          (7)
                                                              ---------   ---------   ---------
    Comprehensive loss......................................  $ (28,832)  $ (19,100)  $ (19,585)
                                                              =========   =========   =========

    The accompanying notes are an integral part of these combined financial statements.

                                     GMO-13

                           GENZYME MOLECULAR ONCOLOGY
                            COMBINED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                1999           1998
                                                              --------       --------
                                                              (AMOUNTS IN THOUSANDS)
                                ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 3,587        $10,868
  Short-term investments....................................       --          1,032
  Accounts receivable, net..................................       --          5,931
  Prepaid expenses and other current assets.................      218             85
                                                              -------        -------
      Total current assets..................................    3,805         17,916

  Equipment, net............................................      467            791
  Intangibles, net..........................................    5,420         17,245
                                                              -------        -------
      Total assets..........................................  $ 9,692        $35,952
                                                              =======        =======
                   LIABILITIES AND DIVISION EQUITY
Current liabilities:
  Accrued expenses..........................................  $   676        $ 1,273
  Due to Genzyme General....................................    3,793          4,773
  Payable to joint venture..................................       --          1,181
  Deferred revenue..........................................      225          1,500
  Current portion of long-term debt.........................    5,000             --
                                                              -------        -------
      Total current liabilities.............................    9,694          8,727

Deferred tax liability......................................    1,213          3,861
                                                              -------        -------
      Total liabilities.....................................   10,907         12,588
Commitments and contingencies (See Notes)
Division equity (Note H)....................................   (1,215)        23,364
                                                              -------        -------
      Total liabilities and division equity.................  $ 9,692        $35,952
                                                              =======        =======

    The accompanying notes are an integral part of these combined financial statements.

                                     GMO-14

                           GENZYME MOLECULAR ONCOLOGY
                       COMBINED STATEMENTS OF CASH FLOWS

                                                                     FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                   (AMOUNTS IN THOUSANDS)
OPERATING ACTIVITIES:
Net loss....................................................  $ (28,832)  $ (19,107)  $ (19,578)
Reconciliation of net loss to net cash used in operating
  activities:
  Depreciation and amortization.............................     12,057      12,353       5,245
  Charge for in-process technology..........................         --          --       7,000
  Deferred tax benefit......................................     (2,647)     (2,647)     (1,092)
  Accretion of debt conversion feature......................         --       1,867         957
  Equity in loss of joint venture...........................      1,870       1,647         258
  Accrued interest/amortization of marketable securities....         10         131        (141)
  Gain on sale of equipment.................................        (54)         --          --
  Provision for bad debts...................................        256         100          --
  Non-cash compensation expense.............................         10         114          58
  Increase (decrease) in cash from working capital:
    Accounts receivable.....................................      5,675      (5,915)       (117)
    Prepaid expenses and other current assets...............        (75)        986        (773)
    Accrued expenses, payable to joint venture and deferred
      revenue...............................................     (1,927)      1,779       2,139
    Due to Genzyme General..................................       (980)        553       2,011
                                                              ---------   ---------   ---------
      Net cash used in operating activities.................    (14,637)     (8,139)     (4,033)
INVESTING ACTIVITIES:
Acquisition of PharmaGenics, Inc., net of acquired cash.....         --          --           9
Investment in unconsolidated affiliate......................         --          --        (724)
Purchases of investments....................................         --      (2,056)     (6,086)
Distribution from joint venture.............................        881          --          --
Maturities of investments...................................      1,022       7,120          --
Acquisitions of equipment...................................        (43)       (559)       (357)
Sale of equipment...........................................        188          --          --
Other.......................................................         --        (488)         --
                                                              ---------   ---------   ---------
      Net cash provided by (used in) investing activities...      2,048       4,017      (7,158)
FINANCING ACTIVITIES:
Allocation of debt from Genzyme General.....................         --          --       5,000
Cash allocated from Genzyme General.........................         --       5,000          --
Proceeds from issuance of debt..............................      5,000          --          --
Proceeds from issuance of common stock......................        308           7          --
Proceeds from issuance of warrants..........................         --          --         724
Proceeds from issuance of convertible debentures, net.......         --          --      19,150
Repayments of debts.........................................         --      (5,000)         --
Parent company investment, Genzyme General..................         --          --       1,371
Other.......................................................         --         (27)        (44)
                                                              ---------   ---------   ---------
      Net cash provided by (used in) financing activities...      5,308         (20)     26,201
Increase (decrease) in cash and cash equivalents............     (7,281)     (4,142)     15,010
Cash and cash equivalents at beginning of period............     10,868      15,010          --
                                                              ---------   ---------   ---------
Cash and cash equivalents at end of period..................  $   3,587   $  10,868   $  15,010
                                                              =========   =========   =========
Supplemental disclosures of non-cash transactions:
  PharmaGenics acquisition--Note D.
  Repurchase of interest in StressGen/Genzyme LLC--Note F.

    The accompanying notes are an integral part of these combined financial statements.

                                     GMO-15

                           GENZYME MOLECULAR ONCOLOGY
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

    Genzyme Molecular Oncology is our operating division that is developing cancer products, with a focus on cancer vaccines and angiogenesis inhibitors.

    Genzyme Molecular Oncology Division Common Stock, which we refer to as "GZMO Stock," is intended to reflect the value and track the performance of Genzyme Molecular Oncology.

BASIS OF PRESENTATION; PRINCIPLES OF COMBINATION

    The combined financial statements of Genzyme Molecular Oncology for each period include the balance sheets, results of operations and cash flows of the businesses we allocate to Genzyme Molecular Oncology. We also allocate a portion of our corporate operations to Genzyme Molecular Oncology using methods we believe are reasonable. These combined financial statements are prepared using amounts included in our consolidated financial statements included in this annual report. We have reclassified certain 1998 and 1997 data to conform with the 1999 presentation.

    We created Genzyme Molecular Oncology in June 1997 by acquiring PharmaGenics, Inc. and combining it with several of Genzyme General's ongoing programs in the field of oncology. These financial statements reflect the financial position, results of operations and cash flows of Genzyme Molecular Oncology as if it had existed as a separate division of the corporation for all periods presented.

    We use the equity method to account for investments in entities in which Genzyme Molecular Oncology has a substantial ownership interest (20% to 50%), or in which it participates in policy decisions. Genzyme Molecular Oncology's consolidated net income includes its share of the earnings of these entities. We report at fair value investments in entities in which Genzyme Molecular Oncology's ownership interest is less than 20%.

FINANCIAL INFORMATION

    For purposes of financial presentation, we allocate certain of our programs, products, assets and liabilities to Genzyme Molecular Oncology and prepare separate financial statements for Genzyme Molecular Oncology. Notwithstanding the allocation of assets and liabilities to Genzyme Molecular Oncology, Genzyme Corporation continues to hold title to all of the assets and is responsible for all of the liabilities allocated to Genzyme Molecular Oncology. Holders of GZMO Stock are common stockholders of Genzyme Corporation and have no specific rights to the assets to which GZMO Stock relates.

    We prepare the financial statements of Genzyme Molecular Oncology in accordance with generally accepted accounting principles, our management and accounting policies and the divisional accounting policies approved by our board. We present financial information and accounting policies specific to Genzyme Molecular Oncology in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read these consolidated financial statements.

    Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains our accounting policies. We incorporate that information into this note by reference.

                                     GMO-16

                           GENZYME MOLECULAR ONCOLOGY
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
DIVIDEND POLICY

    We have never paid a cash dividend on shares of GZMO Stock. We currently intend to retain our earnings to finance future growth and do not anticipate paying any cash dividends on GZMO Stock in the foreseeable future.

TRANSLATION OF FOREIGN CURRENCIES

    We translate the financial statements of foreign subsidiaries allocated to Genzyme Molecular Oncology from local currency into U.S. dollars and include translation adjustments for these subsidiaries in division equity. Genzyme Molecular Oncology records gains and losses in foreign currency transactions in income.

    We include exchange gains and losses on intercompany balances which are long-term in nature in our division equity. Our gains and losses on all other transactions are included in our results of operations.

REVENUE RECOGNITION

    Genzyme Molecular Oncology recognizes service revenue when the service procedures have been completed or applicable milestones have been achieved. Revenues from research and development contracts are recognized over applicable contractual periods as specified by each contract and as costs related to the contracts are incurred. Up-front license fees and milestone payments are recognized as revenue only if there are no remaining performance obligations and the fees are non-refundable.

NET INCOME (LOSS) PER SHARE

    To calculate basic earnings per share for Genzyme Molecular Oncology, we divide the earnings attributable to Genzyme Molecular Oncology by the weighted average number of outstanding shares of GZMO Stock during the applicable period. When we calculate diluted earnings per share, we also include in the denominator all potentially dilutive securities outstanding during the applicable period. We disclose PRO FORMA net loss per share for Genzyme Molecular Oncology for the year ended December 31, 1997 because GZMO Stock was not outstanding during the entire year.

    To determine what earnings are attributable to Genzyme Molecular Oncology, we take its net income or loss for the applicable period (determined in accordance with generally accepted accounting principles) and adjust it for the tax benefits allocated to Genzyme General in accordance with our management and accounting policies.

    For all periods presented, basic and diluted net loss per GZMO common share and PRO FORMA basic and diluted net loss per GZMO common share are the same. We did not include the securities described in the following table in the computation of Genzyme Molecular Oncology's diluted net loss

                                     GMO-17

                           GENZYME MOLECULAR ONCOLOGY
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) per share for each period because these securities would have an anti-dilutive effect due to Genzyme Molecular Oncology's net loss per share.

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Shares of GZMO Stock issuable for options...................   1,809      1,158        826
Warrants to purchase GZMO Stock.............................      10         10         10
GZMO designated shares issuable upon conversion of 5 1/4%
  convertible subordinated notes allocated to Genzyme
  General(1)................................................     682        682         --
GZMO designated shares(1)...................................   1,006        728      6,000
                                                               -----      -----      -----
Total shares excluded from the diluted net loss per GZMO
  share calculation.........................................   3,507      2,578      6,836
                                                               =====      =====      =====

------------------------

(1) GZMO designated shares are shares of GZMO Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Molecular Oncology. As of December 31, 1999, there were 1,688,237 GZMO designated shares. Of these designated shares:

    - 682,316 were issuable upon conversion of the 5 1/4% convertible subordinated notes and under our directors' deferred compensation plan;

    - 291,635 were available for distribution; and

    - 714,286 were reserved for issuance in connection with a draw under an equity line of credit in 1998. If Genzyme Molecular Oncology completes a public offering of GZMO Stock prior to June 18, 2000, this number will decrease based on a formula set forth in our charter. If such an offering is not completed prior to that date, all of these shares will become available for distribution.

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

INTERDIVISION ASSET TRANSFERS

    Our board may at any time reallocate any program, product or other asset from one division to any other division. We make reallocations at fair market value, as determined by our board. In determining the fair market value of a program under development, our board takes into account the following criteria in the case of a program under development:

    - the commercial potential of the program;

    - the phase of clinical development of the program;

                                     GMO-18

                           GENZYME MOLECULAR ONCOLOGY
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S OPERATING DIVISIONS (CONTINUED)
    - the expenses associated with realizing any income from the program and the likelihood and time of the realization; and

    - other matters that our board and its financial advisors, if any, deem relevant.

    One division may pay another division the consideration for a reallocation in cash or other consideration with a value equal to the fair market value of the reallocated assets. In the case of a reallocation of assets from Genzyme General to Genzyme Molecular Oncology, our board may elect instead to account for the reallocation as an increase in GZMO designated shares in accordance with the provisions of our charter.

    Our policy regarding transfers of assets between divisions may not be changed by our board without the approval of the holders of GZMO Stock voting as a separate class unless the policy change does not affect Genzyme Molecular Oncology.

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

    - Our board must approve interdivisional transactions that are performed on terms and conditions other than as described above and are material to one or more of the participating divisions. In

                                     GMO-19

                           GENZYME MOLECULAR ONCOLOGY
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S OPERATING DIVISIONS (CONTINUED)
     giving its approval, our board must determine that the transaction is fair and reasonable to each participating division and to holders of the common stock representing each participating division.

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

    On December 31, 1999, Genzyme Molecular Oncology owed Genzyme General approximately $3.8 million in connection with these services. On December 31, 1998, approximately $4.8 million was owed.

TAX ALLOCATIONS

    We file a consolidated tax return and allocate income taxes to Genzyme Molecular Oncology based upon the financial statement income, taxable income, credits and other amounts properly allocable to each division under generally accepted accounting principles as if it were a separate taxpayer. We assess the realizability of our deferred tax assets at the division level. As a result, our consolidated tax provision may not equal the sum of the divisions' tax provision. As of the end of any fiscal quarter, however, if Genzyme Molecular Oncology cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to the other divisions in proportion to their taxable income without any compensating payment or allocation.

ACCESS TO TECHNOLOGY AND KNOW-HOW

    Genzyme Molecular Oncology has unrestricted access to all technology and know-how owned or controlled by Genzyme Corporation that may be useful in its business, subject to any obligations or limitations that apply to the corporation generally.

NOTE C. ACCOUNTS RECEIVABLE AND INTANGIBLE ASSETS

    Genzyme Molecular Oncology's trade receivables primarily represent amounts due from third party collaborators. Genzyme Molecular Oncology performs credit evaluations of its customers on an ongoing basis and generally does not require collateral. Genzyme Molecular Oncology states accounts receivable at fair value after reflecting an allowance for doubtful accounts. This allowance was $0.3 million at December 31, 1999 and $0.1 million at December 31, 1998.

    Genzyme Molecular Oncology's net intangible assets include $2.2 million in goodwill as of December 31, 1999 and $7.1 million in goodwill as of December 31, 1998. This goodwill is primarily a result of the acquisition of PharmaGenics, Inc. in 1997.

    Genzyme Molecular Oncology's accumulated amortization of intangible assets was $29.0 million as of December 31, 1999 and $17.2 million as of December 31, 1998.

                                     GMO-20

                           GENZYME MOLECULAR ONCOLOGY
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE D. PHARMAGENICS ACQUISITION

    In June 1997, we acquired PharmaGenics, Inc., a company engaged in the research and development of products for the treatment of cancer and other diseases. We allocated this acquisition to Genzyme Molecular Oncology and accounted for it as a purchase. We allocated the aggregate purchase price of $27.5 million, plus acquisition costs of $2.5 million and assumed liabilities of $4.9 million, to the tangible and intangible assets we acquired from PharmaGenics based on their respective fair values (amounts in thousands):

Equipment..................................................  $   208
Other assets...............................................       50
Completed technology (to be amortized over 3 years)........   20,000
Goodwill (to be amortized over 3 years)....................   15,193
Deferred tax liability (to be amortized over 3 years)......   (7,600)
In-process technology......................................    7,000
                                                             -------
    Total..................................................  $34,851
                                                             =======

    In 1998, we made an adjustment of $0.5 million in the amount of liabilities we assumed.

    The $7.0 million allocated to in-process technology represents the value we assigned to PharmaGenics's programs that were still in the development stage and for which there was no alternative use. We assigned values to all of PharmaGenics's programs (both complete and in-process) by selecting the maximum anticipated value of these programs and comparing them to the values of comparable technologies. In 1997, we recorded a one-time charge to operations for the amount of the purchase price allocated to in-process technology.

NOTE E. EQUIPMENT

                                                               DECEMBER 31,
                                                         -------------------------
                                                           1999             1998
                                                         --------         --------
                                                          (AMOUNTS IN THOUSANDS)
Equipment..............................................   $  966           $1,111
Furniture and fixtures.................................       13               13
                                                          ------           ------
                                                          $  979           $1,124
Less accumulated depreciation..........................     (512)            (333)
                                                          ------           ------
Equipment, net.........................................   $  467           $  791
                                                          ======           ======

    Genzyme Molecular Oncology's depreciation expense was $232,000 in 1999, $255,000 in 1998, and $74,000 in 1997.

NOTE F. INVESTMENT IN STRESSGEN/GENZYME LLC

    In July 1997, together with StressGen Biotechnologies Corp. and the Canadian Medical Discoveries Fund, Inc., we established StressGen/Genzyme LLC, a joint venture to develop stress gene therapies for the treatment of cancer.

    Because the Canadian Medical Discoveries Fund had the right to require StressGen and Genzyme Molecular Oncology to purchase its membership interest in the joint venture, Genzyme Molecular Oncology recorded 50% of the net operating losses of the joint venture.

                                     GMO-21

                           GENZYME MOLECULAR ONCOLOGY
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE F. INVESTMENT IN STRESSGEN/GENZYME LLC (CONTINUED)
    As of December 31, 1998, Genzyme Molecular Oncology's portion of the cumulative losses of StressGen/Genzyme LLC exceeded its initial capital contribution to the joint venture by $1.2 million. As a result, Genzyme Molecular Oncology recorded the $1.2 million as a noncurrent liability in 1999.

    In August 1999, the Canadian Medical Discoveries Fund exercised its put right and Genzyme Molecular Oncology repurchased one-half of the fund's interest in the joint venture in October 1999 for approximately $3.9 million by issuing to the fund 617,200 shares of GZMO Stock. Genzyme Molecular Oncology received a cash distribution of $0.9 million and recorded a charge of $1.0 million in connection with the dissolution of StressGen/Genzyme LLC in 1999.

    We do not present summary financial information for StressGen/Genzyme LLC because we do not consider the impact of its activities on our statement of operations for the years ended December 31, 1999, 1998 and 1997 to be material.

NOTE G. DEBT INSTRUMENTS

REVOLVING CREDIT FACILITY

    In November 1999, our $225.0 million revolving credit facility matured. We refinanced this facility with a $50.0 million revolving credit facility that matures in November 2000 and a $100.0 million revolving credit facility that matures in November 2002. At December 31, 1999, $5.0 million of the amount outstanding under our revolving credit facility was allocated to Genzyme Molecular Oncology. On that date, the interest rate on this borrowing was 6.765%.

    Genzyme Molecular Oncology incurred interest expense of approximately $11,000 on the $5.0 million outstanding in 1999. Additionally, Genzyme Molecular Oncology incurred interest expense of approximately $73,000 in 1998 and $160,000 in 1997 on amounts borrowed under our credit facility that matured in 1999.

6% CONVERTIBLE SUBORDINATED DEBENTURES

    In August 1997, we issued $20.0 million in principal of 6% convertible subordinated debentures. These debentures were convertible into shares of GZMO Stock at a discount to the market value of that stock. Genzyme Molecular Oncology recorded charges to interest expense of $1.9 million in 1998 and $0.9 million in 1997 to reflect the accretion to fair value of the conversion feature of this debenture. In accordance with the terms of these debentures, they were exchanged in August 1998 for $21.2 million in principal of 5% convertible subordinated debentures convertible into GENZ Stock. In
November 1998 we reserved approximately 3.0 million GZMO designated shares for issuance in connection with this exchange. In October 1999 we increased the number of GZMO designated shares reserved in connection with this exchange by approximately 0.3 million.

NOTE H. DIVISION EQUITY

    At December 31, 1999 and 1998, 40 million shares of GZMO Stock were authorized for issuance. At December 31, 1999 13,421,018 shares of GZMO Stock were issued and outstanding and at December 31, 1998 12,648,295 shares of GZMO Stock were issued and outstanding. At December 31, 1999, approximately 4,011,000 shares of GZMO Stock were reserved for issuance under our various equity plans and options to purchase approximately 1,809,000 shares of GZMO Stock were outstanding.

                                     GMO-22

                           GENZYME MOLECULAR ONCOLOGY
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

    The following table contains the components of division equity for Genzyme Molecular Oncology for the periods presented:

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Balance at beginning of period..............................  $ 23,364   $ 13,466   $     --
Net loss....................................................   (28,832)   (19,107)   (19,578)
Allocation of cash from Genzyme General for GZMO designated
  shares(1).................................................        --      5,000      1,381
Conversion of debentures into GZMO designated shares........        --     19,802         --
Conversion of note payable into GZMO designated shares......        --      2,696         --
Issuance of common stock under stock plans..................       308          7         --
Sale of warrants............................................        --         --        724
Stock-based compensation....................................        10        114       (116)
Shares issued upon acquisition of PharmaGenics..............        --         --     27,369
Shares issued upon repurchase of joint venture interest.....     3,935         --         --
Value of debt conversion feature............................        --         --      3,529
Unrealized gain (loss) on investments.......................        --          7         (7)
Other.......................................................        --      1,379        164
                                                              --------   --------   --------
Balance at end of period....................................  $ (1,215)  $ 23,364   $ 13,466
                                                              ========   ========   ========

------------------------

(1) GZMO designated shares are shares of GZMO Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Molecular Oncology. As of December 31, 1999, there were 1,688,237 GZMO designated shares, assuming that Genzyme Molecular Oncology does not complete a public offering of GZMO Stock prior to June 18, 2000. If such an offering is completed prior to that date, the number of GZMO designated shares reserved for issuance in connection with this transaction will decrease based on a formula set forth in our charter.

STOCK COMPENSATION PLANS

    We apply APB Opinion 25 and related interpretations in accounting for our five stock-based compensation plans: the 1990 Equity Incentive Plan, the 1997 Equity Plan (both of which are stock option plans), the 1990 Employee Stock Purchase Plan, the 1999 Employee Stock Purchase Plan, and the 1998 Director Stock Option Plan. Genzyme Molecular Oncology does not recognize compensation expense for options granted and shares purchased under the provisions of these plans for options granted to employees with an exercise price greater than or equal to fair market value.

    The following table sets forth net income and income per share data for Genzyme Molecular Oncology calculated in accordance with SFAS 123 as if compensation expense for our stock-based

                                     GMO-23

                           GENZYME MOLECULAR ONCOLOGY
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

compensation plans was determined based on the fair value at the grant dates for options granted and shares purchased under the plans:

                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                   (AMOUNTS IN THOUSANDS,
                                                                  EXCEPT PER SHARE AMOUNTS)
  Net loss:
    As reported.............................................  $ (28,832)  $ (19,107)  $ (19,578)
    Pro forma...............................................  $ (29,973)  $ (20,018)  $ (19,787)
  Basic and diluted loss per share:
    As reported.............................................  $   (2.25)  $   (3.81)  $   (4.98)
    Pro forma...............................................  $   (2.34)  $   (3.99)  $   (5.04)

    Note L., "Stockholders' Equity," to our consolidated financial statements contains information regarding the assumptions we made in calculating net income and income per share data in accordance with SFAS 123.

PREFERRED STOCK, STOCK RIGHTS, EQUITY PLANS, WARRANTS AND DESIGNATED SHARES

    Note L., "Stockholders' Equity," to our consolidated financial statements contains information regarding:

    - our authorized preferred stock;

    - our shareholder rights plan;

    - our directors' deferred compensation plan;

    - our other equity plans;

    - warrants exercisable for GZMO Stock; and

    - GZMO designated shares and our policy for distributing them.

We incorporate that information into this note by reference.

EQUITY LINE OF CREDIT

    In 1997, our board of directors made $25.0 million of Genzyme General's cash available to Genzyme Molecular Oncology under an equity line of credit. This equity line was subject to dollar-for dollar reduction by the proceeds of outside financing received by Genzyme Molecular Oncology. When we issued
$20.0 million in principal of 6% convertible subordinated debentures in August 1997, the amount available under the equity line was reduced to $5.0 million. In September 1998, Genzyme Molecular Oncology drew the remaining $5.0 million available under this equity line, thus reducing the amount available under this equity line to zero, in exchange for GZMO designated shares.

    In August 1998, our board of directors made an additional $30.0 million of Genzyme General's cash available to Genzyme Molecular Oncology under an equity line of credit. Under the terms of this equity line, Genzyme Molecular Oncology may draw down funds as needed each quarter in exchange for GZMO designated shares based on the fair market value of GZMO Stock (as defined in our charter) at the time of the draw. As of December 31, 1999, Genzyme Molecular Oncology had not yet drawn any funds from this equity line.

                                     GMO-24

                           GENZYME MOLECULAR ONCOLOGY
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE I. COMMITMENTS AND CONTINGENCIES

    We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 1999 which, if adversely decided, would have a material adverse effect on Genzyme Molecular Oncology's results of operations, financial condition, or liquidity.

NOTE J. INCOME TAXES

    There was no provision for income taxes due to Genzyme Molecular Oncology's continuing operating losses. As part of the acquisition of PharmaGenics, Genzyme Molecular Oncology recorded a deferred tax liability of $7.6 million resulting from the difference between the book and tax basis of the completed technology computed at a 38% incremental tax rate. This amount is being amortized over three years consistent with the life of the completed technology. Genzyme Molecular Oncology recorded deferred tax benefits of $2.6 million in each of 1999 and 1998 and $1.1 million in 1997.

    Genzyme Molecular Oncology's income (loss) before income taxes and the related income tax expense (benefit) are described in the following table:

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Currently payable:
  Federal...................................................  $     --   $     --   $     --
  State.....................................................        --         --         --
                                                              --------   --------   --------
      Total.................................................  $     --   $     --   $     --
                                                              ========   ========   ========
Deferred:
  Federal...................................................  $ (2,438)  $ (2,438)  $ (1,006)
  State.....................................................      (209)      (209)       (86)
                                                              --------   --------   --------
      Total income tax benefit..............................  $ (2,647)  $ (2,647)  $ (1,092)
                                                              ========   ========   ========

    Genzyme Molecular Oncology's provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

                                                                1999       1998      1997
                                                              --------   --------   -------
Tax at U.S. statutory rate..................................  (35.0)%    (35.0)%    (35.0)%
State taxes, net............................................   (1.1)      (2.0)      (3.0)
Tax credits.................................................   (2.5)      (2.5)      (2.4)
Nondeductible interest......................................     --        3.0        2.7
Nondeductible amortization..................................    5.4        8.1        6.4
Deductions subject to deferred tax valuation allowance......   24.8       16.2       22.4
                                                              -----      -----      -----
Effective tax rate attributable to GZMO Stock...............   (8.4)%    (12.2)%     (8.9)%
                                                              =====      =====      =====

                                     GMO-25

                           GENZYME MOLECULAR ONCOLOGY
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE J. INCOME TAXES (CONTINUED)
    The components of net deferred tax assets are described in the following table:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                1999           1998
                                                              --------       --------
                                                              (AMOUNTS IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 14,720       $  8,166
  Reserves and other........................................       177             --
  Tax credits...............................................     2,209          1,003
                                                              --------       --------
Gross deferred tax asset....................................    17,106          9,169
Valuation allowance.........................................   (17,106)        (9,169)
                                                              --------       --------
Net deferred tax asset......................................        --             --
Deferred tax liabilities:
  Intangible amortization...................................    (1,213)        (3,861)
                                                              --------       --------
  Net deferred tax liabilities..............................  $ (1,213)      $ (3,861)
                                                              ========       ========

    As a result of uncertainty surrounding our ability to realize certain tax benefits that primarily relate to operating loss carryforwards, capital losses from the purchase of in-process research and development, we placed valuation allowances of $17.1 million in 1999 and $9.2 million in 1998 against otherwise recognizable deferred tax assets.

    As Genzyme Molecular Oncology recognizes these deferred tax assets in accordance with generally accepted accounting principles, the benefits of those assets will be reflected in its tax provision. However, the benefit of these deferred tax assets has previously been allocated to Genzyme General in accordance with our management and accounting policies, and will be reflected as a reduction of Genzyme Molecular Oncology's net income to determine net income attributable to GZMO Stock.

NOTE K. BENEFIT PLANS

    Note P., "Benefit Plans," to our consolidated financial statements contains information regarding our 401(k) plan. We incorporate that information into this note by reference.

NOTE L. SIGNIFICANT CUSTOMERS

    Genzyme Molecular Oncology has two significant pharmaceutical customers. The following table describes the revenue for each customer in comparison to total revenue (amounts in thousands):

                                           % OF                  % OF                  % OF
                                          TOTAL                 TOTAL                 TOTAL
                                1999     REVENUE      1998     REVENUE      1997     REVENUE
                              --------   --------   --------   --------   --------   --------
Customer A..................   $2,800       61%     $   933        5%       $467        60%
Customer B..................       --       --      $13,000       67%         --        --

    The portion of Genzyme Molecular Oncology's revenues related to work performed on behalf of StressGen/Genzyme LLC were:

    - $0.5 million, or 11% of total revenues in 1999;

                                     GMO-26

                           GENZYME MOLECULAR ONCOLOGY
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE L. SIGNIFICANT CUSTOMERS (CONTINUED)
    - $2.2 million, or 11% of total revenues in 1998; and

    - $0.3 million, or 40% of total revenues in 1997.

NOTE M. SUBSEQUENT EVENT

    In March 2000, Genzyme Molecular Oncology announced a proposed public offering of 3,000,000 shares of GZMO Stock.

                                     GMO-27

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Genzyme Corporation:

    In our opinion, the accompanying combined balance sheets and the related combined statements of operations and of cash flows present fairly, in all material respects, the financial position of Genzyme Molecular Oncology (as described in Note A) at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

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

                                     GMO-28