Form 10-K, Exhibit 13
period 1999-12-31
GENZYME CORP
filed 2000-03-30
CIK 732485

                                                                    EXHIBIT 13.3

                              FINANCIAL STATEMENTS

                                                              PAGE NO.
                                                              --------
                      GENZYME SURGICAL PRODUCTS

  Combined Selected Financial Data..........................    GSP-2

  Management's Discussion and Analysis of Genzyme Surgical
    Products' Financial Condition and Results of
    Operations..............................................    GSP-4

  Combined Statements of Operations--For the Years Ended
    December 31, 1999, 1998
    and 1997................................................   GSP-14

  Combined Balance Sheets--December 31, 1999 and 1998.......   GSP-15

  Combined Statements of Cash Flows--For the Years Ended
    December 31, 1999, 1998
    and 1997................................................   GSP-16

  Notes to Combined Financial Statements....................   GSP-17

  Report of Independent Accountants.........................   GSP-30

                                     GSP-1

           GENZYME SURGICAL PRODUCTS COMBINED SELECTED FINANCIAL DATA

    Genzyme Surgical Products is our operating division that develops, manufactures and markets surgical products for cardiovascular surgery and general surgery. Genzyme Surgical Products Division Common Stock, which we refer to as "GZSP Stock," is intended to reflect the value and track the performance of Genzyme Surgical Products.

    The following combined selected financial data reflects the results of operations and financial position of Genzyme Surgical Products and should be read in conjunction with the financial statements of Genzyme Surgical Products and accompanying notes.

    We created Genzyme Surgical Products in June 1999. The business of Genzyme Surgical Products previously operated as a business unit of Genzyme General. Genzyme Surgical Products consists primarily of the products and assets we acquired upon the purchase of Deknatel Snowden Pencer, Inc. in 1996, the Sepra products (our line of products and product candidates designed to limit post-operative adhesions), and our research and development programs in biomaterials and gene and cell therapy for cardiovascular disease. Genzyme General transferred $150.0 million in cash, cash equivalents and investments, and certain other assets, to Genzyme Surgical Products in connection with the creation of Genzyme Surgical Products as a separate division of Genzyme. In exchange for this transfer, we issued approximately 14.8 million shares of GZSP Stock and distributed them as a dividend to holders of GENZ Stock. These financial statements reflect the financial position, results of operations and cash flows of Genzyme Surgical Products as if it had existed as a separate division of the corporation for all periods presented.

    We disclose PRO FORMA net loss per share for Genzyme Surgical Products for all periods presented because GZSP Stock was not outstanding during the entirety of each of these periods.

                                     GSP-2

COMBINED STATEMENTS OF OPERATIONS DATA

                                                      FOR THE YEARS ENDED DECEMBER 31,
                                          --------------------------------------------------------
                                            1999        1998        1997        1996        1995
                                          ---------   ---------   ---------   ---------   --------
                                              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net product sales.......................  $ 111,981   $ 103,958   $ 100,835   $  50,714   $      8
Operating costs and expenses:
  Cost of products sold.................     67,242      72,274      59,802      32,654        733
  Selling, general and administrative...     63,237      57,297      54,061      28,399      2,576
  Research and development..............     28,056      18,618      11,287       7,693      5,971
  Amortization of intangibles...........      5,750       5,748       5,647       2,984         --
  Charge for in-process technology......         --          --          --      24,170         --
                                          ---------   ---------   ---------   ---------   --------
    Total operating costs and
      expenses..........................    164,285     153,937     130,797      95,900      9,280
                                          ---------   ---------   ---------   ---------   --------
Operating loss..........................    (52,304)    (49,979)    (29,962)    (45,186)    (9,272)
Other income (expenses):
  Equity in net income (loss) of
    unconsolidated affiliates...........        (35)         (6)        (78)          2         (1)
  Other.................................        138          60         236           8         --
  Investment income.....................      4,199         144          98          84         --
  Interest expense......................        (35)        (75)        (34)        (58)        --
                                          ---------   ---------   ---------   ---------   --------
    Total other income (expenses).......      4,267         123         222          36         (1)
                                          ---------   ---------   ---------   ---------   --------
Loss before income taxes................    (48,037)    (49,856)    (29,740)    (45,150)    (9,273)
Tax benefit.............................         --          --          --         837         --
                                          ---------   ---------   ---------   ---------   --------
Net loss attributable to GZSP Stock.....  $ (48,037)  $ (49,856)  $ (29,740)  $ (44,313)  $ (9,273)
                                          =========   =========   =========   =========   ========
Pro forma net loss per GZSP basic and
  diluted common share..................  $   (3.25)  $   (3.37)  $   (2.01)  $   (2.99)  $  (0.63)
                                          =========   =========   =========   =========   ========
Pro forma weighted average shares
  outstanding...........................     14,800      14,800      14,800      14,800     14,800
                                          =========   =========   =========   =========   ========

COMBINED BALANCE SHEET DATA

                                                                    DECEMBER 31,
                                                ----------------------------------------------------
                                                  1999       1998       1997       1996       1995
                                                --------   --------   --------   --------   --------
                                                               (AMOUNTS IN THOUSANDS)
Cash and investments..........................  $126,125   $     --   $    975   $  2,182     $ --
Working capital...............................    98,465     32,714     34,279     40,556      118
Total assets..................................   370,924    234,216    242,566    253,609      175
Division equity...............................   353,918    227,088    234,969    239,040      175

    There were no cash dividends paid.

                                     GSP-3

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF GENZYME SURGICAL PRODUCTS'
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

    This discussion contains forward-looking statements. These forward-looking statements represent the expectations of our management as of the filing date of this annual report. Actual results could differ materially from those anticipated by the forward-looking statements due to the risks and uncertainties described under the caption "Factors Affecting Future Operating Results" for Genzyme Surgical Products and Genzyme Corporation included in this annual report. You should consider carefully each of these risks and uncertainties in evaluating the financial condition and results of operations of Genzyme Surgical Products and Genzyme.

    We created Genzyme Surgical Products in June 1999. The business of Genzyme Surgical Products previously operated as a business unit of Genzyme General. Genzyme Surgical Products consists primarily of the products and assets we acquired upon the purchase of Deknatel Snowden Pencer, Inc. in 1996, the Sepra products (our line of products and product candidates designed to limit post-operative adhesions), and our research and development programs in biomaterials and gene and cell therapy for cardiovascular disease. Genzyme General transferred $150.0 million in cash, cash equivalents, investments, and certain other assets, to Genzyme Surgical Products in connection with the creation of Genzyme Surgical Products as a separate division of Genzyme. In exchange for this transfer, we issued approximately 14.8 million shares of GZSP Stock and distributed them as a dividend to holders of GENZ Stock. These financial statements reflect the financial position, results of operations and cash flows of Genzyme Surgical Products as if it had existed as a separate division of the corporation for all periods presented.

    For purposes of financial presentation, we allocate certain of our programs, products, assets and liabilities to Genzyme Surgical Products and prepare separate financial statements for Genzyme Surgical Products. Notwithstanding the allocation of assets and liabilities to Genzyme Surgical Products, Genzyme Corporation continues to hold title to all of the assets and is responsible for all of the liabilities allocated to Genzyme Surgical Products. Holders of GZSP Stock are common stockholders of Genzyme Corporation and have no specific rights to the assets to which GZSP Stock relates.

    We present financial information and accounting policies specific to Genzyme Surgical Products in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements.

    You should, therefore, read this discussion and analysis of Genzyme Surgical Products' financial position and results of operations in conjunction with the financial statements and related notes of Genzyme Surgical Products, the discussion and analysis of Genzyme's financial position and results of operations, and the consolidated financial statements and related notes of Genzyme, all of which are included in this annual report.

    In March 2000, we entered into an agreement to acquire BioMatrix, Inc. Upon completion of the acquisition, we will form a new operating division, and the assets of Genzyme Surgical Products will become part of that new division. See "Subsequent Event" below.

RESULTS OF OPERATIONS

    The following discussion summarizes the key factors our management believes are necessary for an understanding of Genzyme Surgical Products' financial statements.

                                     GSP-4

    The components of Genzyme Surgical Products' combined statements of operations are described in the following table:

                                                                       99/98                    98/97
                                                                INCREASE/(DECREASE)      INCREASE/(DECREASE)
                              1999        1998        1997           % CHANGE                 % CHANGE
                            ---------   ---------   ---------   -------------------      -------------------
                                             (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Total revenues............  $ 111,981   $ 103,958   $ 100,835              8%                      3%
Cost of products sold.....     67,242      72,274      59,802             (7)%                    21%
Selling, general and
  administrative..........     63,237      57,297      54,061             10%                      6%
Research and
  development.............     28,056      18,618      11,287             51%                     65%
Amortization of
  intangibles.............      5,750       5,748       5,647              0%                      2%
                            ---------   ---------   ---------
    Total operating costs
      and expenses........    164,285     153,937     130,797              7%                     18%
                            ---------   ---------   ---------
Operating loss............    (52,304)    (49,979)    (29,962)             5%                     67%
Other income (expenses),
  net.....................      4,267         123         222          3,369%                    (45)%
                            ---------   ---------   ---------
Net loss attributable to
  GZSP Stock..............  $ (48,037)  $ (49,856)  $ (29,740)            (4)%                    68%
                            =========   =========   =========

REVENUES

                                                                    99/98                 98/97
                                                             INCREASE/(DECREASE)   INCREASE/(DECREASE)
                              1999       1998       1997          % CHANGE              % CHANGE
                            --------   --------   --------   -------------------   -------------------
                                          (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Cardiovascular surgery
  products................  $ 77,966   $ 74,545   $ 79,560              5%                   (6)%
General surgery
  products................    25,192     20,249     14,813             24%                   37%
Other products............     8,823      9,164      6,462             (4)%                  42%
                            --------   --------   --------
      Total revenues......  $111,981   $103,958   $100,835              8 %                   3 %
                            ========   ========   ========

1999 AS COMPARED TO 1998

    Cardiovascular surgery products include chest drainage and fluid management systems, surgical closures, biomaterials, and instruments for conventional and minimally invasive cardiac surgery. The increase in cardiovascular surgery product revenues in 1999 was primarily attributable to increased sales of instruments for minimally invasive cardiac surgery.

    The increase in general surgery product revenues was due primarily to the increase in sales of Sepra Film-Registered Trademark- bioresorbable membrane. Sales of Sepra Film-Registered Trademark- bioresorbable membrane in 1999 were $13.4 million compared to $9.3 million in 1998.

    Other surgery product revenues consisted of sales of Genzyme Surgical Products' Snowden-Pencer-Registered Trademark-line of instruments for plastic surgery and products sold to original equipment manufacturers, including sutures.

    International sales as a percentage of total sales in 1999 were 30% as compared to 29% in 1998.

                                     GSP-5

1998 AS COMPARED TO 1997

    Cardiovascular surgery product revenues decreased as a result of a decrease in sales of fluid management products, which were $39.8 million in 1998 compared to $42.3 million in 1997. The decrease in fluid management product sales was due to the termination of a group-purchasing contract in 1997, the impact of which was realized in 1998.

    The increase in general surgery product revenues in 1998 is primarily due to increased product sales of Sepra Film-Registered Trademark- bioresorbable membrane. These product sales increased 88% to $9.3 million in 1998 compared to $4.9 million in 1997, primarily as a result of increased market acceptance.

    International sales as a percentage of total sales in 1998 were 29% compared to 28% in 1997.

MARGINS

                                                                           99/98                 98/97
                                                                    INCREASE/(DECREASE)   INCREASE/(DECREASE)
                                     1999       1998       1997          % CHANGE              % CHANGE
                                   --------   --------   --------   -------------------   -------------------
                                                 (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Gross margins....................  $44,739    $31,684    $41,033            41%                  (23%)
    % of total revenues..........      40%        30%        41%

1999 AS COMPARED TO 1998

    Genzyme Surgical Products sells a broad range of products. As a result, Genzyme Surgical Products' gross margins may vary significantly depending on the particular market conditions of each product line.

    During 1998, Genzyme Surgical Products recorded a $10.4 million charge to cost of products sold to write down its inventory of Sepra products to net realizable value. Without the effect of this charge, Genzyme Surgical Products' gross margin for 1998 would have been 40%.

1998 AS COMPARED TO 1997

    In 1997, Genzyme Surgical Products recorded charges of $5.5 million to cost of products sold and $1.9 million to selling, general and administrative expense relating to the manufacture and sale of Sepracoat-TM- coating solution. Genzyme Surgical Products took these charges after an FDA advisory panel recommended against granting market approval of this product in 1997. This product is sold outside of the United States.

    Excluding this charge and the charge described above, gross margins for 1998 were 40% compared to 46% in 1997. The decrease in gross margins, excluding the other charges described below, was primarily due to lower average selling prices of fluid management products in 1998 and increased sales in 1998 of lower margin products such as Sepra Film-Registered Trademark- bioresorbable membrane.

SG&A AND R&D EXPENSES

1999 AS COMPARED TO 1998

    Genzyme Surgical Products' selling, general and administrative expense increased in 1999 as a result of higher fringe benefit expenses and costs associated with the creation of Genzyme Surgical Products as a separate division of Genzyme.

    Genzyme Surgical Products' research and development expense for 1998 includes a $1.7 million charge taken in the third quarter of 1998 to write off certain costs related to equipment that it used to manufacture the Sepra products. Excluding this charge, the increase in research and development costs

                                     GSP-6
was a result of the increased spending for Genzyme Surgical Products' cell and gene therapy programs as well as the initiation of several clinical trials for its products. The increase in research and development costs was also attributable to a $2.0 million milestone payment to a collaborator that was recorded in June 1999.

1998 AS COMPARED TO 1997

    Excluding a charge of $1.9 million in 1997 related to the manufacture and sale of Sepracoat-TM- coating solution, selling, general and administrative expense increased by 10% over 1997. The increase in selling, general and administrative expense was primarily due to increased charges from Genzyme General, a result of increased support for Genzyme Surgical Products' sales and marketing programs and initiatives. Sepracoat-TM- coating solution was discontinued for the U.S. market after an advisory panel of the FDA recommended against granting market approval of this product. However, this product is sold outside the United States.

    The increase in research and development expense was primarily due to higher expenditures in cardiovascular gene and cell therapy scientific research as well as additional clinical trials initiated for the Sepra products. In addition, during 1998, Genzyme Surgical Products wrote off $1.7 million of certain costs related to equipment used to manufacture the Sepra products.

OTHER INCOME AND EXPENSES

                                                                              99/98                 98/97
                                                                       INCREASE/(DECREASE)   INCREASE/(DECREASE)
                                        1999       1998       1997          % CHANGE              % CHANGE
                                      --------   --------   --------   -------------------   -------------------
                                          (AMOUNTS IN THOUSANDS,
                                         EXCEPT PERCENTAGE DATA)
Equity in net loss of unconsolidated
  affiliates........................   $  (35)    $   (6)    $  (78)           483%                 (92%)
Other...............................      138         60        236            130%                 (75%)
Investment income...................    4,199        144         98          2,816%                  47%
Interest expense....................      (35)       (75)       (34)           (53%)                121%
                                       ------     ------     ------
    Total other income..............   $4,267     $  123     $  222          3,369%                 (45%)
                                       ======     ======     ======

    The increase in other income and expenses in 1999 was primarily due to an increase in investment income. Investment income increased because Genzyme Surgical Products had a higher average cash balance as a result of the allocation to Genzyme Surgical Products in June 1999 of $150.0 million in cash from Genzyme General.

LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 1999, Genzyme Surgical Products had cash, cash equivalents, and short- and long-term investments of $126.1 million. Genzyme Surgical Products had no cash, cash equivalents, and short- and long-term investments at December 31, 1998.

    Genzyme Surgical Products used $41.0 million in cash for operations in 1999. This was primarily due to Genzyme Surgical Products' net loss of $48.0 million for the year.

    Genzyme Surgical Products' investing activities in 1999 generated $21.7 million in cash from net sales of investments, used $4.0 million to purchase shares of Focal Inc. common stock, and used $3.9 million to fund capital expenditures.

                                     GSP-7

    Primarily as a result of the allocation of assets from Genzyme General in connection with the creation of Genzyme Surgical Products as a separate division of Genzyme, financing activities generated $50.9 million of cash in 1999.

    In June 1999, Genzyme General transferred $150.0 million in cash, cash equivalents and investments to Genzyme Surgical Products in connection with the creation of Genzyme Surgical Products as a separate division of Genzyme. In exchange for this transfer, approximately 14.8 million shares of GZSP Stock were issued and distributed as a dividend to holders of GENZ Stock.

    Genzyme Surgical Products, together with our other operating divisions, has access to our revolving credit facilities. At December 31, 1999, $50.0 million was available under a facility that matures in November 2000 and $77.0 million was available under a facility that matures in November 2002.

    Genzyme Surgical Products believes that its cash resources, together with the revenues generated from its products and distribution agreements, will be sufficient to finance its planned operations and capital requirements through 2001. Although Genzyme Surgical Products currently has substantial cash resources, it intends to use substantial portions of its available cash for:

       - research and development;

       - product development and marketing, including for the Sepra products;

       - expanding facilities; and

       - working capital.

    In addition, if Genzyme Surgical Products exercises its option to purchase the limited partnership interests in Genzyme Development Partners, L.P. and uses cash to pay all or a portion of the purchase price, Genzyme Surgical Products' cash resources will be diminished (See Note L., "Genzyme Development Partners, L.P.," to Genzyme Surgical Products' combined financial statements, which are included in this report and the discussion below).

    In March 2000, we entered into an agreement to acquire BioMatrix, Inc. The consideration for the proposed acquisition consists of shares of a new series of our common stock and up to approximately $245 million in cash, allocated at the option of Biomatrix stockholders. To the extent Genzyme Surgical Products uses cash to complete this acquisition, its cash reserves will be diminished.

    Genzyme Surgical Products' cash needs may differ from those planned as a result of many factors, including the:

       - results of research and development efforts;

       - ability to establish and maintain strategic alliances;

       - ability to enter into licensing arrangements and additional distribution arrangements;

       - costs involved in enforcing patent claims and other intellectual property rights;

       - market acceptance of novel approaches and therapies;

       - development of competitive products; and

       - ability to satisfy regulatory requirements of the FDA and other governmental authorities.

    Genzyme Surgical Products may require significant additional financing to continue operations beyond 2001. We cannot guarantee that Genzyme Surgical Products will be able to obtain any additional financing or find it on favorable terms. If Genzyme Surgical Products has insufficient funds or is unable to raise additional funds, it may delay, scale back or eliminate certain of its programs. Genzyme Surgical Products may also have to give third parties rights to commercialize technologies or products that it would otherwise have sought to commercialize itself.

                                     GSP-8

NEW ACCOUNTING PRONOUNCEMENTS, EURO, YEAR 2000 AND MARKET RISK

    See "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations" included in this annual report.

FACTORS AFFECTING FUTURE OPERATING RESULTS

    The future operating results of Genzyme Surgical Products could differ materially from the results described above due to the risks and uncertainties described below and under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations--Factors Affecting Future Operating Results" included in this annual report.

GENZYME SURGICAL PRODUCTS ANTICIPATES FUTURE LOSSES AND MAY NEVER BECOME
  PROFITABLE.

    Genzyme Surgical Products expects to have significant operating losses for the next several years. It plans to spend substantial amounts of money on, among other things:

    - conducting research and development activities;

    - pursuing regulatory approvals;

    - conducting commercialization activities; and

    - providing surgeon education and training.

    We cannot guarantee that the efforts underlying these expenditures will be successful or that Genzyme Surgical Products' operations will ever be profitable. It may be years before the division generates any revenue from sales of products currently under development.

IF GENZYME SURGICAL PRODUCTS FAILS TO OBTAIN CAPITAL NECESSARY TO FUND ITS
  OPERATIONS, IT WILL BE UNABLE TO FUND DEVELOPMENT PROGRAMS AND COMPLETE CLINICAL TRIALS.

    We anticipate that Genzyme Surgical Products' current cash resources, together with revenues generated from its products and distribution agreements, will be sufficient to fund its operations through 2001. However, its cash needs may differ from those planned because of many factors, including:

    - the ability to become profitable;

    - the results of research and development efforts;

    - the ability to establish strategic collaborations and licensing arrangements for research and development programs;

    - the achievement of milestones under strategic collaborations;

    - the ability to establish and maintain additional distribution arrangements;

    - the enforcement of patent and other intellectual property rights;

    - market acceptance of novel approaches and therapies;

    - the development of competitive products; and

    - the ability to satisfy regulatory requirements of the FDA and other government authorities.

    Genzyme Surgical Products may require significant additional financing to continue operations at anticipated levels. We cannot guarantee that it will be able to obtain any additional financing or find it on favorable terms. If Genzyme Surgical Products has insufficient funds or is unable to raise additional funds, it may have to delay, reduce or eliminate some of its programs. Genzyme Surgical Products may

                                     GSP-9
also have to give third parties rights to commercialize technologies or products that it would otherwise have sought to commercialize itself.

IF GENZYME SURGICAL PRODUCTS EXERCISES AN OPTION TO PURCHASE INTERESTS IN
  GENZYME DEVELOPMENT PARTNERS, ITS CASH RESOURCES MAY DIMINISH AND THE RIGHTS OF ITS STOCKHOLDERS MAY BE DILUTED.

    In 1989, we organized Genzyme Development Partners, L.P., a special purpose research and development entity, and transferred to it technology and commercial rights to the Sepra products. We have an option to purchase the limited partnership interests in the partnership under certain circumstances for approximately $26 million plus continuing royalties based on certain sales of the Sepra products. We have allocated the purchase option to Genzyme Surgical Products. The option's exercise price is payable in cash, shares of GENZ Stock or a combination of the two, as determined by Genzyme Surgical Products when it exercises the option.

    If Genzyme Surgical Products exercises this option, it will have to make substantial cash payments or compensate Genzyme General with shares of GZSP Stock for the GENZ Stock used, or both. If the division makes cash payments, its cash resources would diminish. If it makes the payment in whole or in part in shares of GENZ Stock, then our board of directors would need to approve the issuance of GENZ Stock in return for Genzyme General receiving a number of GZSP designated shares with a fair market value equal to the fair market value of the shares of GENZ Stock. Those GZSP designated shares would be shares of GZSP Stock that our board would have the option to issue from time to time with all proceeds allocable to Genzyme General. Beginning on June 30, 2000, and on every June 30th thereafter, we will have to distribute substantially all the GZSP designated shares if the number of those shares exceeds 10% of the number of shares of GZSP Stock then outstanding.

    We cannot guarantee that our board would authorize the issuance of shares of GENZ Stock for payment of the option exercise price and the creation of any GZSP designated shares. If our board creates and subsequently distributes or otherwise disposes of any GZSP designated shares, this would substantially dilute the rights of the holders of GZSP Stock and could significantly affect the market price of GZSP Stock.

    If Genzyme Surgical Products does not exercise the option, the partnership would have the right to sell or otherwise transfer to a third party a license to background technology that we granted to it. A sale or transfer of this technology may terminate our joint venture with the partnership to manufacture and sell the Sepra products in the U.S. and Canada. In addition, failure to exercise the option would cause the joint venture to become terminable upon 90 days' prior notice by either Genzyme or Genzyme Development Partners.

GENZYME SURGICAL PRODUCTS IS DEVOTING SIGNIFICANT RESOURCES TO DEVELOPING NOVEL
  ALTERNATIVE PRODUCTS AND TREATMENTS THAT MAY NOT BE COMMERCIALLY SUCCESSFUL.

    Genzyme Surgical Products is devoting a significant amount of money to developing products that will represent alternatives to traditional surgical procedures or treatments. These products will likely require several years of aggressive and costly marketing before they might become widely accepted by the surgical community. Genzyme Surgical Products is developing products that are designed to enable surgeons to perform minimally invasive cardiovascular surgery. The medical conditions that can be treated with minimally invasive cardiovascular surgery are currently being treated with widely accepted surgical procedures such as coronary artery bypass grafting and catheter-based treatments, including balloon angioplasty, atherectomy and coronary stenting. To date, minimally invasive cardiovascular surgery has been performed on a limited basis and its further adoption by the surgical community will partly depend on Genzyme Surgical Products' ability to educate cardiothoracic surgeons about its effectiveness and to facilitate the training of cardiothoracic surgeons in minimally invasive cardiovascular surgery techniques.

                                     GSP-10

    Similarly, until recently surgeons have not used products designed to reduce the incidence and extent of postoperative adhesions. Since 1996, when Sepra Film-Registered Trademark- bioresorbable membrane was introduced, market acceptance of anti-adhesion products has been slow. To increase sales of the Sepra products, Genzyme Surgical Products has had to educate surgeons and hospital administrators about the problems of, and costs associated with, adhesions and the benefit of preventing adhesions. It has also had to train surgeons on the proper handling and use of these products.

    We cannot guarantee that Genzyme Surgical Products' efforts in educating and training the surgical community will result in the widespread adoption of minimally invasive cardiovascular surgery and anti-adhesion products or that surgeons adopting these procedures and products will use Genzyme Surgical Products' products.

ADVERSE EVENTS IN THE FIELD OF GENE THERAPY MAY NEGATIVELY AFFECT REGULATORY
  APPROVAL OR PUBLIC PERCEPTION OF GENZYME SURGICAL PRODUCTS' GENE THERAPY PRODUCTS.

    The recent death of a patient undergoing gene therapy using an adenoviral vector to deliver a therapeutic gene has been widely publicized. This death and any other adverse events in the field of gene therapy that may occur in the future may result in greater governmental regulation and potential regulatory delays relating to the testing or approval of Genzyme Surgical Products' gene therapy products. As a result of this death, the U.S. Senate has commenced hearings to determine whether additional legislation is required to protect volunteers and patients who participate in gene therapy clinical trials. Additionally, the Recombinant DNA Advisory Committee, which acts as an advisory body to the National Institutes of Health (NIH), has extensively discussed the use of adenoviral vectors in gene therapy clinical trials and recently issued a draft report on the safety of adenoviral vectors. While this draft report recommends that clinical trials using adenoviral vectors should continue with caution, it also suggested a number of changes in the way gene therapy clinical trials are conducted. If any new guidelines are adopted by the NIH, Genzyme Surgical Products' gene therapy clinical trials could be delayed or become more expensive to conduct.

    The commercial success of any gene therapy products that Genzyme Surgical Products develops will depend in part on public acceptance of the use of gene therapies for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain the acceptance of the public or the medical community. Negative public reaction to gene therapy could result in greater government regulation and stricter clinical trial oversight and commercial product labeling requirements of gene therapies and could cause a decrease in the demand for any gene therapy product that Genzyme Surgical Products may develop.

COMPETITION FROM OTHER MEDICAL DEVICE AND TECHNOLOGY COMPANIES COULD HURT
  GENZYME SURGICAL PRODUCTS' PERFORMANCE.

    The human health care products and services industry is extremely competitive. Major medical device and technology companies compete or may compete with Genzyme Surgical Products. These include such companies as:

    - Atrium Medical Corporation and Sherwood-Davis & Geck, a division of Tyco International, Ltd. in the cardiovascular chest drainage and fluid management market;

    - The Ethicon division of Johnson & Johnson Ltd. and U.S. Surgical Corporation, a division of Tyco in the cardiovascular closure market;

    - CardioThoracic Systems, Inc., Medtronic, Inc., U.S. Surgical, Guidant Corporation, Baxter Healthcare Corporation and Ethicon in the minimally invasive cardiovascular surgery market;

    - Ethicon, Lifecore Biomedical, Inc., Life Medical Sciences, Inc. and Gliatech, Inc. in the anti-adhesion market; and

                                     GSP-11

    - Karl Storz Endoscopy America, Inc., Scanlan International, Inc., Pilling Weck Surgical Instruments and the Codman division of Johnson & Johnson Ltd. in the reusable instruments market.

    These competitors may have superior research and development, marketing and production capabilities. Some competitors also may have greater financial resources than Genzyme Surgical Products. The division is likely to incur significant costs developing and marketing new products without any guarantee that it will be commercially successful. The future success of Genzyme Surgical Products will depend on its ability to effectively develop and market its products against those of its competitors.

THE TREND TOWARD CONSOLIDATION IN THE SURGICAL DEVICES INDUSTRY MAY ADVERSELY
  AFFECT GENZYME SURGICAL PRODUCTS' ABILITY TO MARKET SUCCESSFULLY ITS PRODUCTS TO SOME SIGNIFICANT PURCHASERS.

    The current trend among hospitals and other significant consumers of surgical devices is to combine into larger purchasing groups to increase their purchasing power and thus reduce their purchase price for surgical devices. Partly in response to this development, surgical device manufacturers have been consolidating to be able to offer a more comprehensive product line to these larger purchasing groups. In order to successfully market its products to larger purchasing groups, Genzyme Surgical Products may have to expand its product lines or enter into joint marketing or distribution agreements with other manufacturers of surgical devices. We cannot guarantee that it will be able to employ either of these initiatives or that, when employed, these initiatives will increase the marketability of its products.

GENZYME SURGICAL PRODUCTS MAY NOT RECEIVE SIGNIFICANT PAYMENTS FROM
  COLLABORATORS DUE TO UNSUCCESSFUL RESULTS IN EXISTING COLLABORATIONS OR A FAILURE TO ENTER INTO FUTURE COLLABORATIONS.

    Genzyme Surgical Products' strategy to develop and commercialize some of its products and services includes entering into various arrangements with academic and corporate collaborators and licensees. It depends on the success of these parties in performing research, preclinical and clinical testing and marketing. These arrangements may require Genzyme Surgical Products to transfer important rights to its corporate collaborators and licensees. These collaborators and licensees could choose not to devote resources to these arrangements or, under certain circumstances, may terminate them early. In addition, these collaborators and licensees, outside of their arrangements with Genzyme Surgical Products, may develop technologies or products that are competitive with those that Genzyme Surgical Products is developing. As a result, we cannot guarantee that Genzyme Surgical Products will receive revenues from these relationships or that any of its strategic collaborations will continue or not terminate early. In addition, we cannot guarantee that Genzyme Surgical Products will be able to enter into collaborations in the future.

SUBSEQUENT EVENT

    In March 2000, we entered into an agreement to acquire Biomatrix, Inc. Upon completion of the acquisition, we will form a new operating division called Genzyme Biosurgery and create a new series of common stock to reflect its value and track its performance. We refer to this stock as "GZBX Stock." In connection with the merger, the assets of Genzyme Surgical Products will become part of Genzyme Biosurgery. In addition, upon shareholder approval, GZSP Stock will be exchanged for GZBX Stock. We will account for the acquisition of Biomatrix as a purchase.

    Biomatrix stockholders will have the option of receiving $37.00 in cash or one share of GZBX Stock for each share of Biomatrix common stock they hold. The merger agreement provides, however, that the cash component of the merger consideration will not exceed 35% of the total consideration, or

                                     GSP-12
approximately $245 million. Holders of GZSP Stock will receive 0.6060 share of GZBX Stock for each share of GZSP Stock they hold.

    The acquisition, which we expect to complete in the second quarter of 2000, is subject to:

       - approval by Biomatrix's shareholders;

       - approval by our shareholders, including separate approval of the holders of GZSP Stock;

       - clearance under federal antitrust laws; and

       - other customary closing conditions.

                                     GSP-13

                           GENZYME SURGICAL PRODUCTS
                       COMBINED STATEMENTS OF OPERATIONS

                                                                        FOR THE YEARS ENDED
                                                                           DECEMBER 31,
                                                              ---------------------------------------
                                                                 1999          1998          1997
                                                              -----------   -----------   -----------
                                                              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE
                                                                             AMOUNTS)
Total revenues..............................................   $ 111,981     $ 103,958     $ 100,835
Operating costs and expenses:
  Cost of products sold.....................................      67,242        72,274        59,802
  Selling, general and administrative.......................      63,237        57,297        54,061
  Research and development..................................      28,056        18,618        11,287
  Amortization of intangibles...............................       5,750         5,748         5,647
                                                               ---------     ---------     ---------
      Total operating costs and expenses....................     164,285       153,937       130,797
                                                               ---------     ---------     ---------
Operating loss..............................................     (52,304)      (49,979)      (29,962)
Other income (expenses):
  Equity in net loss of unconsolidated affiliates...........         (35)           (6)          (78)
  Other.....................................................         138            60           236
  Investment income.........................................       4,199           144            98
  Interest expense..........................................         (35)          (75)          (34)
                                                               ---------     ---------     ---------
      Total other income (expenses).........................       4,267           123           222
                                                               ---------     ---------     ---------
Net loss attributable to GZSP Stock.........................   $ (48,037)    $ (49,856)    $ (29,740)
                                                               =========     =========     =========

Pro forma net loss per GZSP basic and diluted common
  share.....................................................   $   (3.25)    $   (3.37)    $   (2.01)
                                                               =========     =========     =========
Pro forma weighted average shares outstanding...............      14,800        14,800        14,800
                                                               =========     =========     =========

Net loss....................................................   $ (48,037)    $ (49,856)    $ (29,740)
  Other comprehensive income (loss) net of tax:
    Unrealized losses on securities arising during the
      period................................................      (1,839)           --            --
                                                               ---------     ---------     ---------
      Comprehensive loss....................................   $ (49,876)    $ (49,856)    $ (29,740)
                                                               =========     =========     =========

    The accompanying notes are an integral part of these combined financial statements.

                                     GSP-14

                           GENZYME SURGICAL PRODUCTS
                            COMBINED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1999         1998
                                                              ----------   ----------
                                                              (AMOUNTS IN THOUSANDS)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................   $ 22,673     $     --
  Short-term investments....................................     41,606           --
  Accounts receivable, net..................................     19,886       15,663
  Inventories...............................................     30,491       22,026
  Prepaid expenses and other current assets.................        815        1,932
                                                               --------     --------
      Total current assets..................................    115,471       39,621
  Property, plant and equipment, net........................     17,621       16,249
  Long-term investments.....................................     61,846           --
  Intangibles, net..........................................    172,833      177,897
  Investment in equity securities...........................      3,140           --
  Other.....................................................         13          449
                                                               --------     --------
      Total assets..........................................   $370,924     $234,216
                                                               ========     ========
              LIABILITIES AND DIVISION EQUITY
Current liabilities:
  Accounts payable..........................................   $  3,562     $  3,925
  Accrued expenses..........................................      7,038        2,982
  Due to Genzyme General....................................      6,406           --
                                                               --------     --------
      Total current liabilities.............................     17,006        6,907
Noncurrent liabilities......................................         --          221
                                                               --------     --------
      Total liabilities.....................................     17,006        7,128
Commitments and contingencies (Note K)
Division equity (Note J)....................................    353,918      227,088
                                                               --------     --------
      Total liabilities and division equity.................   $370,924     $234,216
                                                               ========     ========

    The accompanying notes are an integral part of these combined financial statements.

                                     GSP-15

                           GENZYME SURGICAL PRODUCTS
                       COMBINED STATEMENTS OF CASH FLOWS

                                                                     FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                   (AMOUNTS IN THOUSANDS)
OPERATING ACTIVITIES:
Net loss....................................................  $ (48,037)  $ (49,856)  $ (29,740)
Reconciliation of net loss to net cash used in operating
  activities:
  Depreciation and amortization.............................      8,181       8,008       8,831
  Equity in loss of unconsolidated affiliate................         35           6          78
  Accrued interest/amortization of marketable securities....      1,144          --          --
  Loss on sale of plant and equipment.......................         91          --          --
  Provision for bad debts and inventory.....................      1,431         526         759
  Other.....................................................         --         (60)       (236)
  Increase (decrease) in cash from working capital:
    Accounts receivable.....................................     (4,579)     (2,140)      3,179
    Inventories.............................................     (9,540)      3,791       2,865
    Prepaid expenses and other assets.......................      1,117      (1,469)        259
    Accounts payable and accrued expenses...................      2,709       1,885      (2,123)
    Due to Genzyme General..................................      6,406          --          --
                                                              ---------   ---------   ---------
      Net cash used in operating activities.................    (41,042)    (39,309)    (16,128)
INVESTING ACTIVITIES:
Purchases of investments....................................    (15,161)         --          --
Sales and maturities of investments.........................     36,878          --          --
Purchase of investments in equity securities................     (4,000)         --          --
Acquisitions of property, plant and equipment...............     (3,877)     (1,959)     (3,112)
Purchase of technology rights...............................     (1,400)         --          --
Other.......................................................        401        (688)     (1,039)
                                                              ---------   ---------   ---------
      Net cash provided by (used in) investing activities...     12,841      (2,647)     (4,151)
FINANCING ACTIVITIES:
Net cash allocated from Genzyme General.....................     49,414      41,484      19,003
Payments of debt and capital lease obligations..............         --        (152)       (173)
Bank overdraft..............................................      1,681          --          --
Other.......................................................       (221)       (351)        242
                                                              ---------   ---------   ---------
      Net cash provided by (used in) financing activities...     50,874      40,981      19,072
Increase (decrease) in cash and cash equivalents............     22,673        (975)     (1,207)
Cash and cash equivalents at beginning of period............         --         975       2,182
                                                              ---------   ---------   ---------
Cash and cash equivalents at end of period..................  $  22,673   $      --   $     975
                                                              =========   =========   =========
Supplemental cash flow information:
  Cash paid during the year for interest....................  $      35   $       9   $      29
Supplemental disclosures of non-cash transactions:
  Transfer of investment--Note A. ..........................
  Transfer of property, plant and equipment--Note F. .......
  GZSP designated shares--Note J. ..........................

    The accompanying notes are an integral part of these combined financial statements.

                                     GSP-16

                           GENZYME SURGICAL PRODUCTS
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

    Genzyme Surgical Products is our operating division that develops, manufactures and markets surgical products for cardiovascular surgery and general surgery.

    Genzyme Surgical Products Division Common Stock, which we refer to as "GZSP Stock," is intended to reflect the value and track the performance of Genzyme Surgical Products.

BASIS OF PRESENTATION; PRINCIPLES OF COMBINATION

    The combined financial statements of Genzyme Surgical Products for each period include the balance sheets, results of operations and cash flows of the businesses we allocate to Genzyme Surgical Products. We also allocate a portion of our corporate operations to Genzyme Surgical Products using methods we believe are reasonable. These combined financial statements are prepared using amounts included in our consolidated financial statements included in this annual report. We have reclassified certain 1998 and 1997 data to conform with the 1999 presentation.

    We created Genzyme Surgical Products in June 1999. The business of Genzyme Surgical Products previously operated as a business unit of Genzyme General. Genzyme Surgical Products consists primarily of the products and assets we acquired upon the purchase of Deknatel Snowden Pencer, Inc. in 1996, the Sepra products (our line of products and product candidates designed to limit post-operative adhesions), and our research and development programs in biomaterials and gene and cell therapy for cardiovascular disease. Genzyme General transferred $150.0 million in cash, cash equivalents and investments, and certain other assets, to Genzyme Surgical Products in connection with the creation of Genzyme Surgical Products as a separate division of Genzyme. In exchange for this transfer, we issued approximately 14.8 million shares of GZSP Stock and distributed them as a dividend to holders of GENZ Stock. These financial statements reflect the financial position, results of operations and cash flows of Genzyme Surgical Products as if it had existed as a separate division of the corporation for all periods presented.

    We use the equity method to account for investments in entities in which Genzyme Surgical Products has a substantial ownership interest (20% to 50%), or in which it participates in policy decisions. Genzyme Surgical Products' consolidated net income includes its share of the earnings of these entities. We report at fair value investments in entities in which Genzyme Surgical Products' ownership interest is less than 20%.

FINANCIAL INFORMATION

    For purposes of financial presentation, we allocate certain of our programs, products, assets and liabilities to Genzyme Surgical Products and prepare separate financial statements for Genzyme Surgical Products. Notwithstanding the allocation of assets and liabilities to Genzyme Surgical Products, Genzyme Corporation continues to hold title to all of the assets and is responsible for all of the liabilities allocated to Genzyme Surgical Products. Holders of GZSP Stock are common stockholders of Genzyme Corporation and have no specific rights to the assets to which GZSP Stock relates.

    We prepare the financial statements of Genzyme Surgical Products in accordance with generally accepted accounting principles, our management and accounting policies and the divisional accounting policies approved by our board. We present financial information and accounting policies specific to Genzyme Surgical Products in the accompanying combined financial statements. We present financial

                                     GSP-17
information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read these consolidated financial statements.

    Note A., "Summary of Significant Accounting Policies" to our consolidated financial statements contains our accounting policies. We incorporate that information into this note by reference.

DIVIDEND POLICY

    We have never paid a cash dividend on shares of GZSP Stock. We currently intend to retain our earnings to finance future growth and do not anticipate paying any cash dividends on GZSP Stock in the foreseeable future.

TRANSLATION OF FOREIGN CURRENCIES

    We translate the financial statements of foreign subsidiaries allocated to Genzyme Surgical Products from local currency into U.S. dollars and record translation adjustments for these subsidiaries to division equity. Genzyme Surgical Products records gains and losses in foreign currency transactions in income.

    We include exchange gains and losses on intercompany balances which are long-term in nature in our division equity. Our gains and losses on all other transactions are included in our results of operations.

REVENUE RECOGNITION

    Genzyme Surgical Products recognizes revenue from product sales when it ships the product and title has passed, net of any applicable third party contractual allowances and rebates.

NET INCOME (LOSS) PER SHARE

    To calculate basic earnings per share for Genzyme Surgical Products, we divide the earnings attributable to Genzyme Surgical Products by the weighted average number of outstanding shares of GZSP Stock during the applicable period. When we calculate diluted earnings per share, we also include in the denominator all potentially dilutive securities outstanding during the applicable period. We disclose PRO FORMA net loss per share for Genzyme Surgical Products for all periods presented because GZSP Stock was not outstanding during the entirety of each of these periods.

    To determine what earnings are attributable to Genzyme Surgical Products, we take its net income or loss for the applicable period (determined in accordance with generally accepted accounting principles) and adjust it for the tax benefits allocated to Genzyme General in accordance with our management and accounting policies.

    For all periods presented, basic and diluted pro forma net loss per GZSP common share are the same. We did not include the securities described in the following table in the computation of Genzyme

                                     GSP-18

Surgical Products' diluted net loss per share for each period because these securities would have an anti-dilutive effect due to Genzyme Surgical Products' net loss for the period.

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                1999       1998     1997
                                                              --------   --------   -----
                                                                (AMOUNTS IN THOUSANDS)
Shares of GZSP Stock issuable for options...................   2,991         --        --
GZSP designated shares issuable upon conversion of 5 1/4%
  convertible subordinated notes allocated to Genzyme
  General(1)................................................   1,130         --        --
                                                               -----      -----     -----
Total shares excluded from the diluted pro forma net loss
  per GZSP share calculation................................   4,121         --        --
                                                               =====      =====     =====

------------------------

(1) GZSP designated shares are shares of GZSP Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Surgical Products.

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

    One division may pay another division the consideration for a reallocation in cash or other consideration with a value equal to the fair market value of the reallocated assets. In the case of a reallocation of assets from Genzyme General to Genzyme Surgical Products, our board may elect instead to account for the reallocation as an increase in GZSP designated shares in accordance with the provisions of our charter. GZSP designated shares are shares of GZSP Stock that are not issued and outstanding, but which our board of directors may issue, sell, or distribute without allocating the proceeds to Genzyme Surgical Products.

                                     GSP-19

NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S OPERATING DIVISIONS (CONTINUED)
    Our policy regarding transfers of assets between divisions may not be changed by our board without the approval of the holders of GZSP Stock voting as a separate class unless the policy change does not affect Genzyme Surgical Products.

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

    - We charge the manufacturing of goods and performance of services by one division exclusively for another division to the division for which it is performed on a cost basis. We include in manufacturing costs an interest charge (based on our short-term borrowing rate at the beginning of the fiscal year) on the gross fixed assets used in the manufacturing process. To perform this calculation, we determine gross fixed assets for the facility used at the beginning of each fiscal year and apply our short-term borrowing rate. We allocate direct labor and indirect costs in reasonable and consistent manners based on the benefit received by a division of related goods and services. Divisions performing services for other divisions do not recognize revenue for the services they perform.

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

                                     GSP-20

NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S OPERATING DIVISIONS (CONTINUED)
    - All material interdivisional transactions are set forth in a written agreement that is signed by an authorized member of the management team of each division involved in the transaction.

TAX ALLOCATIONS

    We file a consolidated tax return and allocate income taxes to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to each division under generally accepted accounting principles as if it were a separate taxpayer. We assess the realizability of our deferred tax assets at the division level. As a result, our consolidated tax provision may not equal the sum of the divisions' tax provision. As of the end of any fiscal quarter, however, if a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to the other divisions in proportion to their taxable income without any compensating payment or allocation.

ACCESS TO TECHNOLOGY AND KNOW-HOW

    Genzyme Surgical Products has unrestricted access to all technology and know-how owned or controlled by Genzyme Corporation that may be useful in its business, subject to any obligations or limitations that apply to the corporation generally.

NOTE C. OTHER CHARGES

    During the third quarter of 1998, Genzyme Surgical Products took a $10.4 million charge to cost of products sold to write down our inventory of Sepra products to net realizable value. The Sepra products are our line of products and product candidates designed to limit post-operative adhesions. In addition, during 1998, Genzyme Surgical Products wrote-off certain costs related to equipment used to manufacture Sepra products totaling $1.7 million.

    In the fourth quarter of 1997, Genzyme Surgical Products also recorded a $5.5 million charge to cost of products sold and a $1.9 million charge to selling, general and administrative expense relating to the manufacturing and sale of Sepracoat-TM- coating solution. Genzyme Surgical Products took these charges after an FDA advisory panel recommended against granting marketing approval for the product.

NOTE D. ACCOUNTS RECEIVABLE AND INTANGIBLE ASSETS

    Genzyme Surgical Products' trade receivables primarily represent amounts due from healthcare service providers. Genzyme Surgical Products performs credit evaluations of its customers on an ongoing basis and generally does not require collateral. Genzyme Surgical Products states accounts receivable at fair value after reflecting an allowance for doubtful accounts. This allowance was $0.3 million at December 31, 1999 and $0.4 million at December 31, 1998.

    Genzyme Surgical Products' net intangible assets include $118.5 million in goodwill as of December 31, 1999 and $122.4 million in goodwill as of December 31, 1998. This goodwill is a result of the acquisition of Deknatel Snowden Pencer, Inc. in 1996.

    Genzyme Surgical Products' accumulated amortization of intangible assets was $20.1 million as of December 31, 1999 and $13.9 million as of December 31, 1998.

                                     GSP-21

NOTE E. INVENTORIES

                                                              DECEMBER 31,
                                                        -------------------------
                                                          1999             1998
                                                        --------         --------
                                                         (AMOUNTS IN THOUSANDS)
Raw materials.........................................  $15,473          $11,567
Work-in-process.......................................    2,029            1,734
Finished products.....................................   12,989            8,725
                                                        -------          -------
    Total inventory...................................  $30,491          $22,026
                                                        =======          =======

NOTE F. PROPERTY, PLANT AND EQUIPMENT

                                                              DECEMBER 31,
                                                        -------------------------
                                                          1999             1998
                                                        --------         --------
                                                         (AMOUNTS IN THOUSANDS)
Plant and equipment...................................  $10,276          $ 8,934
Land and buildings....................................    8,268            8,261
Leasehold improvements................................      434              434
Furniture and fixtures................................    4,001            3,944
Construction-in-progress..............................    1,407              614
                                                        -------          -------
                                                        $24,386          $22,187
Less accumulated depreciation.........................   (6,765)          (5,938)
                                                        -------          -------
Property, plant and equipment, net....................  $17,621          $16,249
                                                        =======          =======

    Genzyme Surgical Products' depreciation expense was $2.4 million in 1999, $2.5 million in 1998, and $2.7 million in 1997.

                                     GSP-22

NOTE G. INVESTMENTS

    Genzyme Surgical Products had no cash, cash equivalents, and short- and long-term investments at December 31, 1998. Investments in marketable securities at December 31, 1999 consisted of the following:

                                                               DECEMBER 31,
                                                                   1999
                                                            -------------------
                                                                        MARKET
                                                              COST      VALUE
                                                            --------   --------
                                                                (AMOUNTS IN
                                                                THOUSANDS)
Cash equivalents(1):
    Corporate notes.......................................  $16,930    $16,915
    Money market fund.....................................    4,317      4,317
                                                            -------    -------
                                                            $21,247    $21,232
                                                            =======    =======
Short-term:
    Corporate notes.......................................  $41,757    $41,606
                                                            =======    =======
Long-term:
    Corporate notes.......................................  $37,598    $36,878
    Federal...............................................    4,081      4,026
    U.S. Treasury notes...................................   20,979     20,942
                                                            -------    -------
                                                            $62,658    $61,846
                                                            =======    =======
    Investment in equity securities.......................  $ 4,000    $ 3,140
                                                            =======    =======

------------------------

(1) Cash equivalents are included as part of cash and cash equivalents on our balance sheets.

    Genzyme Surgical Products records gross unrealized holding gains and losses in division equity. The following table sets forth the amounts recorded:

                                                           DECEMBER
                                                           31, 1999
                                                          ----------
Unrealized holding losses...............................    $1,839

    The following table contains information regarding the range of contractual maturities of Genzyme Surgical Products' investments in debt securities:

                                                              DECEMBER 31,
                                                                  1999
                                                         ----------------------
                                                                        MARKET
                                                           COST         VALUE
                                                         --------      --------
                                                         (AMOUNTS IN THOUSANDS)
Within 1 year..........................................  $ 63,004      $ 62,838
1-2 years..............................................    62,658        61,846
                                                         --------      --------
                                                         $125,662      $124,684
                                                         ========      ========

    Note I., "Investments," to our consolidated financial statements contains information regarding Genzyme Surgical Products' equity investment in Focal, Inc. We incorporate that information into this note by reference.

                                     GSP-23

NOTE H. ACCRUED EXPENSES

                                                                  DECEMBER 31,
                                                                      1999
                                                             ----------------------
                                                                            MARKET
                                                               COST         VALUE
                                                             --------      --------
                                                                  (AMOUNTS IN
                                                                   THOUSANDS)
Compensation...............................................   $2,812        $1,555
Professional fees..........................................      466           291
Royalties..................................................      610           523
Other......................................................    3,150           613
                                                              ------        ------
                                                              $7,038        $2,982
                                                              ======        ======

NOTE I. LONG-TERM DEBT AND LEASES

REVOLVING CREDIT FACILITY

    Note K., "Long Term Debt and Leases," to our consolidated financial statements contains information regarding our revolving credit facilities. We incorporate that information into this note by reference.

OPERATING LEASES

    Genzyme Surgical Products incurs expense under operating leases for facilities and personal property that have terms in excess of one year. Genzyme Surgical Products' total expense under operating leases was:

          1999                      1998                      1997
------------------------  ------------------------  ------------------------
      $0.2 million              $0.2 million              $0.2 million

    Over the next five years, Genzyme Surgical Products will be required to repay the following amounts under operating leases (amounts in thousands):

        2000              2001         2002         2003         2004      AFTER 2004
---------------------  -----------  -----------  -----------  -----------  -----------
                          $0.2         $0.3         $0.3         $0.3         $3.0
    $0.2 million          million      million      million      million      million

NOTE J. DIVISION EQUITY

    At December 31, 1999, 60 million shares of GZSP Stock were authorized for issuance. We had not yet created GZSP Stock at December 31, 1998. At December 31, 1999 approximately 14,835,000 shares of GZSP Stock were issued and outstanding. At December 31, 1999, approximately 3,800,000 shares of GZSP Stock were reserved for issuance under our various equity plans and options to purchase approximately 2,991,000 shares of GZSP Stock were outstanding.

    As of December 31, 1999, there were 1,164,839 GZSP designated shares. GZSP designated shares are shares of GZSP Stock that are not issued and outstanding, but which our board of directors may from time to time issue, sell or distribute without allocating the proceeds to Genzyme Surgical Products.

                                     GSP-24

    The following table contains the components of division equity for Genzyme Surgical Products for the periods presented:

                                                               DECEMBER 31,
                                                   ------------------------------------
                                                     1999          1998          1997
                                                   --------      --------      --------
                                                          (AMOUNTS IN THOUSANDS)
Balance at beginning of period...............      $227,088      $234,969      $239,040
Net loss.....................................       (48,037)      (49,856)      (29,740)
Unrealized gain (loss) on investments........        (1,839)           --            --
Allocation from Genzyme General..............       176,706        41,975        25,669
                                                   --------      --------      --------
Balance at end of period.....................      $353,918      $227,088      $234,969
                                                   ========      ========      ========

STOCK COMPENSATION PLANS

    We apply APB Opinion 25 and related interpretations in accounting for our five stock-based compensation plans: the 1990 Equity Incentive Plan, the 1997 Equity Plan (both of which are stock option plans), the 1990 Employee Stock Purchase Plan, the 1999 Employee Stock Purchase Plan, and the 1998 Director Stock Option Plan. Genzyme Surgical Products does not recognize compensation expense for options granted and shares purchased under the provisions of these plans for options granted to employees with an exercise price greater than or equal to fair market value.

    The following table sets forth net income and income per share data for Genzyme Surgical Products calculated in accordance with SFAS 123 as if compensation expense for our stock-based compensation plans was determined based on the fair value at the grant dates for options granted and shares purchased under the plans (we only present disclosure for the year ended December 31, 1999 because we had not granted options to purchase GZSP Stock under these plans prior to 1999) (amounts in thousands, except per share amounts):

                                                          DECEMBER 31,
                                                              1999
                                                          ------------
Net loss:
    As reported.........................................    $ (48,037)
    Pro forma...........................................    $ (50,583)
Basic and diluted loss per share:
    As reported.........................................    $   (3.25)
    Pro forma...........................................    $   (3.42)

    Note L., "Stockholders' Equity," to our consolidated financial statements contains information regarding the assumptions we made in calculating net income and income per share data in accordance with SFAS 123.

PREFERRED STOCK, STOCK RIGHTS, EQUITY PLANS AND DESIGNATED SHARES

    Note L., "Stockholders' Equity," to our consolidated financial statements contains information regarding:

    - our authorized preferred stock;

    - our shareholder rights plan;

    - our directors' deferred compensation plan;

                                     GSP-25

    - our other equity plans; and

    - GZSP designated shares and our policy for distributing them.

    We incorporate that information into this note by reference.

NOTE K. COMMITMENTS AND CONTINGENCIES

    We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 1999 which, if adversely decided, would have a material adverse effect on Genzyme Surgical Products' results of operations, financial condition, or liquidity.

NOTE L. GENZYME DEVELOPMENT PARTNERS

    Genzyme Development Partners, L.P. was formed in September 1989 to develop, produce and derive income from the sale of the Sepra products. We refer to Genzyme Development Partners as GDP. One of our wholly-owned subsidiaries is the general partner of GDP. In September 1989, we also formed a joint venture with GDP to manufacture and market the Sepra products in the United States and Canada for use in human clinical trials or human clinical procedures. We refer to this joint venture as GVII. We consolidate GVII for financial statement purposes and allocate it to Genzyme Surgical Products.

    Genzyme Surgical Products has the option to purchase all of the outstanding partnership interests in GDP for approximately $26.0 million in cash, common stock or a combination of both, plus future royalty payments on the sale of the Sepra products. We can exercise this option during the 90-day period beginning on August 31, 2000. This option will be accelerated if at any time prior to August 31, 2000 GDP receives distributions from GVII of at least $5.5 million. While Genzyme Surgical Products had no obligation to fund the research and development activities of GDP, it elected to fund the following amounts:

    1999           1998           1997
------------   ------------   ------------
$        9.0
million.....   $8.4 million   $7.3 million

    Genzyme Surgical Products has agreed to fund GDP's research and development programs and general and administrative expenses during 2000. We believe, however, that additional funds will be required to complete the development, clinical testing and commercialization of GDP's products.

NOTE M. INCOME TAXES

    Genzyme Surgical Products' provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

                                                                    1999          1998          1997
                                                                  --------      --------      --------
Tax at U.S. statutory rate..................................      (35.0)%       (35.0)%       (35.0)%
State taxes, net............................................       (1.2)         (3.1)         (3.0)
Nondeductible amortization..................................        2.3           2.3           4.0
Other, net..................................................        0.3            --            --
Deductions subject to deferred tax valuation allowance......       33.6%         35.8%         34.0%
                                                                  -----         -----         -----
Effective tax rate attributable to GZSP Stock...............        0.0%          0.0%          0.0%
                                                                  =====         =====         =====

                                     GSP-26

    The components of net deferred tax assets are described in the following table:

                                                             DECEMBER 31,
                                                       -------------------------
                                                         1999             1998
                                                       --------         --------
                                                        (AMOUNTS IN THOUSANDS)
Deferred tax assets:
    Net operating loss carryforwards.................  $ 64,156         $ 48,701
    Unrealized capital losses........................        --            1,317
    Reserves and other...............................     5,638            4,908
                                                       --------         --------
Gross deferred tax asset.............................    69,794           54,926
Valuation allowance..................................   (60,087)         (45,896)
                                                       --------         --------
                                                       $  9,707         $  9,030
Deferred tax liabilities:
    Intangible amoritization.........................    (7,390)          (6,712)
    Depreciable assets...............................    (2,317)          (2,318)
                                                       --------         --------
Net deferred tax asset...............................  $     --         $     --
                                                       ========         ========

    As a result of uncertainty surrounding our ability to realize certain tax benefits that primarily relate to operating loss carryforwards, we placed valuation allowances of $60.1 million in 1999 and $45.9 million in 1998 against otherwise recognizable deferred tax assets.

    As Genzyme Surgical Products recognizes these deferred tax assets in accordance with generally accepted accounting principles, the benefits of those assets are reflected in its tax provision. However, the benefit of these deferred tax assets has previously been allocated to Genzyme General in accordance with our management and accounting policies, and will be reflected as a reduction of Genzyme Surgical Products' net income to determine net income attributable to GZSP Stock.

NOTE N. BENEFIT PLANS

    Note P., "Benefit Plans," to our consolidated financial statements contains information regarding our 401(k) and other pension plans. We incorporate that information into this note by reference.

NOTE O. SEGMENT INFORMATION

    We present segment information in a manner consistent with the method we use to report this information to our management and have restated our 1997 segment information to conform with this method of presentation. Applying SFAS 131, Genzyme Surgical Products has two reportable segments:

    - Cardiovascular Surgery, which includes chest drainage systems, instruments and closures used in coronary artery bypass, valve replacement, and other cardiothoracic surgeries; and

    - General Surgery, which includes surgical instruments and Sepra Film-Registered Trademark- bioresorbable membrane.

                                     GSP-27

    We have provided information concerning the operations in these reportable segments in the following table:

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Revenues:
    Cardiovascular Surgery..................................  $ 77,966   $ 74,545   $ 79,560
    General Surgery.........................................    25,192     20,249     14,813
    Other...................................................     8,823      9,164      6,462
                                                              --------   --------   --------
Total.......................................................  $111,981   $103,958   $100,835
                                                              ========   ========   ========
Gross Profit:
    Cardiovascular Surgery..................................  $ 33,360   $ 29,596   $ 33,494
    General Surgery.........................................     8,604       (490)     4,772
    Other...................................................     2,775      2,578      2,767
                                                              --------   --------   --------
Total.......................................................  $ 44,739   $ 31,684   $ 41,033
                                                              ========   ========   ========

    The Other category includes amounts attributable to our products for plastic surgery.

    The following table contains revenue information by geographic area:

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Revenues:
    U.S.....................................................  $ 78,854   $ 74,072   $ 71,898
    Germany.................................................    16,886     17,400     16,839
    Other...................................................    16,241     12,486     12,098
                                                              --------   --------   --------
      Total.................................................  $111,981   $103,958   $100,835
                                                              ========   ========   ========

    All long-lived assets are in the United States.

    Genzyme Surgical Products markets its products directly to physicians and hospitals. Genzyme Surgical Products also markets its products through distributors and had the following sales as a percentage of total revenue to two unaffiliated distributors:

                                                                      DECEMBER 31,
                                                              ----------------------------
                                                                1999        1998      1997
                                                              --------    --------    ----
                                                                      (AMOUNTS IN
                                                                       THOUSANDS)
Revenues:
    Distributor A...........................................    16%         18%       20%
    Distributor B...........................................     9%          8%       11%

                                     GSP-28

NOTE Q. QUARTERLY RESULTS (UNAUDITED)

                                                            1ST         2ND         3RD         4TH
                                                          QUARTER     QUARTER     QUARTER     QUARTER
                                                         ---------   ---------   ---------   ---------
                                                         (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)
1999:
Net revenue............................................  $ 27,353    $ 26,681    $ 27,385     $30,562
Gross profit...........................................    11,509       9,242      10,587      13,401
Net loss...............................................   (10,745)    (17,658)    (10,953)     (8,681)
Net loss per GZSP common share--basic and diluted......  $    N/A    $    N/A    $  (0.74)    $ (0.59)
Pro forma loss per share of GZSP Stock--basic and
  diluted..............................................  $  (0.73)   $  (1.19)   $    N/A     $   N/A

1998:
Net revenue............................................  $ 24,227    $ 27,201    $ 24,904     $27,626
Gross profit...........................................     9,504      11,942        (919)     11,157
Net loss...............................................    (9,118)     (9,886)    (21,519)     (9,333)
Pro forma loss per share of GZSP Stock--basic
  and diluted..........................................  $  (0.62)   $  (0.67)   $  (1.45)    $ (0.63)

NOTE R. SUBSEQUENT EVENT

    In March 2000, we entered into an agreement to acquire Biomatrix, Inc. Upon completion of the acquisition, we will form a new operating division called Genzyme Biosurgery and create a new series of common stock to reflect its value and track its performance. We refer to this stock as "GZBX Stock." In connection with the merger, the assets of Genzyme Surgical Products will become part of Genzyme Biosurgery. In addition, upon shareholder approval, GZSP Stock will be exchanged for GZBX Stock. We will account for the acquisition of Biomatrix as a purchase.

    Biomatrix stockholders will have the option of receiving $37.00 in cash or one share of GZBX Stock for each share of Biomatrix common stock they hold. The merger agreement provides, however, that the cash component of the merger consideration will be capped at 35% of the total consideration, or approximately $245 million.

    Holders of GZSP Stock will receive 0.6060 share of GZBX Stock for each share of GZSP Stock they hold.

    The acquisition, which we expect to complete in the second quarter of 2000, is subject to:

    - Approval by Biomatrix's shareholders;

    - Approval by our shareholders, including separate approval of the holders of GZSP Stock;

    - Clearance under federal antitrust laws; and

    - Other customary closing conditions.

                                     GSP-29

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Genzyme Corporation:

    In our opinion, the accompanying combined balance sheets and the related combined statements of operations and of cash flows present fairly, in all material respects, the financial position of Genzyme Surgical Products (as described in Note A) at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. In addition, in our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    As more fully described in Note A to these financial statements, Genzyme Surgical Products is a division of Genzyme Corporation; accordingly, the combined financial statements of Genzyme Surgical Products should be read in conjunction with the audited consolidated financial statements of Genzyme Corporation and Subsidiaries.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 23, 2000

                                     GSP-30

                           GENZYME SURGICAL PRODUCTS

                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

         COLUMN A                COLUMN B                     COLUMN C                 COLUMN D         COLUMN E
--------------------------  -------------------   ---------------------------------   ----------      -------------
                                                              ADDITIONS
                                                  ---------------------------------
                                BALANCE AT        CHARGED TO COSTS     CHARGED TO                      BALANCE AT
       DESCRIPTION          BEGINNING OF PERIOD     AND EXPENSES     OTHER ACCOUNTS   DEDUCTIONS      END OF PERIOD
--------------------------  -------------------   ----------------   --------------   ----------      -------------
Year ended December 31,
  1999:
Allowance for doubtful
  accounts................      $   365,000         $   375,000        $       --     $  407,000(1)    $   333,000
Inventory reserve.........      $12,127,000         $ 1,056,000        $       --     $4,460,000       $ 8,723,000
Year ended December 31,
  1998:
Allowance for doubtful
  accounts................      $   476,000         $   166,000        $       --     $  277,000(1)    $   365,000
Inventory reserve.........      $ 3,700,000         $10,758,000        $       --     $2,331,000       $12,127,000
Year ended December 31,
  1997:
Allowance for doubtful
  accounts................      $   917,000         $   275,000        $       --     $  716,000(1)    $   476,000
Inventory reserve.........      $ 3,854,000         $   484,000        $       --     $  638,000       $ 3,700,000

------------------------

(1) Uncollectible accounts written off, net of recoveries.

                                     GSP-31