Form 10-K, Exhibit 13
period 1999-12-31
GENZYME CORP
filed 2000-03-30
CIK 732485

                                                                    EXHIBIT 13.4

                              FINANCIAL STATEMENTS

                                                              PAGE NO.
                                                              --------
                        GENZYME TISSUE REPAIR

  Combined Selected Financial Data..........................    GTR-2

  Management's Discussion and Analysis of Genzyme Tissue
    Repair's Financial Condition and Results of
    Operations..............................................    GTR-3

  Combined Statements of Operations--For the Years Ended
    December 31, 1999, 1998 and 1997........................   GTR-11

  Combined Balance Sheets--December 31, 1999 and 1998.......   GTR-12

  Combined Statements of Cash Flows--For the Years Ended
    December 31, 1999, 1998 and 1997........................   GTR-13

  Notes to Combined Financial Statements....................   GTR-14

  Report of Independent Accountants.........................   GTR-25

                                     GTR-1

             GENZYME TISSUE REPAIR COMBINED SELECTED FINANCIAL DATA

    Genzyme Tissue Repair is our operating division that develops and markets biological products for orthopedic injuries, such as cartilage damage, and severe burns. Genzyme Tissue Repair Division Common Stock, which we refer to as "GZTR Stock," is intended to reflect the value and track the performance of Genzyme Tissue Repair.

    The following combined Selected Financial Data reflects the results of operations and financial position of Genzyme Tissue Repair and should be read in conjunction with the financial statements of Genzyme Tissue Repair and accompanying notes.

COMBINED STATEMENT OF OPERATIONS DATA

                                                       FOR THE YEARS ENDED DECEMBER 31,
                                           --------------------------------------------------------
                                             1999        1998        1997        1996        1995
                                           ---------   ---------   ---------   ---------   --------
                                                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net service sales........................  $  20,402   $  17,117   $  10,856   $   7,312   $  5,220
Operating costs and expenses:
    Cost of services sold................     13,237      13,438      11,788      11,193      4,731
    Selling, general and
      administrative.....................     24,604      24,579      25,571      27,111     12,927
    Research and development.............      8,019      10,432      10,845      10,880     10,938
                                           ---------   ---------   ---------   ---------   --------
      Total operating costs and
        expenses.........................     45,860      48,449      48,204      49,184     28,596
                                           ---------   ---------   ---------   ---------   --------
Operating loss...........................    (25,458)    (31,332)    (37,348)    (41,872)   (23,376)
Other income (expenses):
    Equity in net loss of joint
      venture............................     (3,368)     (7,674)     (6,719)     (1,727)        --
    Interest income......................        609       1,176         979       1,432      1,386
    Interest expense.....................     (1,823)     (2,556)     (2,896)       (148)       (40)
                                           ---------   ---------   ---------   ---------   --------
      Total other income (expenses)......     (4,582)     (9,054)     (8,636)       (443)     1,346
                                           ---------   ---------   ---------   ---------   --------
Net loss attributable to GZTR Stock......  $ (30,040)  $ (40,386)  $ (45,984)  $ (42,315)  $(22,030)
                                           =========   =========   =========   =========   ========
Per GZTR basic and diluted common share:
  Net loss...............................  $   (1.26)  $   (1.99)  $   (3.07)  $   (3.38)  $  (2.28)
                                           =========   =========   =========   =========   ========
Weighted average shares outstanding......     23,807      20,277      14,976      12,525      9,659
                                           =========   =========   =========   =========   ========

COMBINED BALANCE SHEET DATA

                                                                     DECEMBER 31,
                                                 ----------------------------------------------------
                                                   1999       1998       1997       1996       1995
                                                 --------   --------   --------   --------   --------
                                                                (AMOUNTS IN THOUSANDS)
Cash and investments...........................  $ 9,373    $  7,732   $31,915    $16,230    $47,573
Working capital (deficit)......................   12,112      (6,461)   31,623     14,232     44,374
Total assets...................................   19,648      18,954    57,226     42,593     52,649
Long-term debt.................................   18,000      12,579    31,089     18,000         --
Division equity (deficit)......................   (3,455)    (16,396)   20,203     18,084     45,926

There were no cash dividends paid.

                                     GTR-2

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF GENZYME TISSUE REPAIR'S FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

    This discussion contains forward-looking statements. These forward-looking statements represent the expectations of our management as of the filing date of this annual report. Actual results could differ materially from those anticipated by the forward-looking statements due to the risks and uncertainties described under the caption "Factors Affecting Future Operating Results" for Genzyme Tissue Repair and Genzyme Corporation included in this annual report. You should consider carefully each of these risks and uncertainties in evaluating the financial condition and results of operations of Genzyme Tissue Repair and Genzyme.

    For purposes of financial presentation, we allocate certain of our programs, products, assets and liabilities to Genzyme Tissue Repair and prepare separate financial statements for Genzyme Tissue Repair. Notwithstanding the allocation of assets and liabilities to Genzyme Tissue Repair, Genzyme Corporation continues to hold title to all of the assets and is responsible for all of the liabilities allocated to Genzyme Tissue Repair. Holders of GZTR Stock are common stockholders of Genzyme Corporation and have no specific rights to the assets to which GZTR Stock relates.

    We present financial information and accounting policies specific to Genzyme Tissue Repair in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements.

    You should, therefore, read this discussion and analysis of Genzyme Tissue Repair's financial position and results of operations in conjunction with the financial statements and related notes of Genzyme Tissue Repair, and the discussion and analysis of Genzyme's financial position and results of operations, and the consolidated financial statements and related notes of Genzyme, all of which are included in this annual report.

    In March 2000, we entered into an agreement to acquire Biomatrix, Inc. Upon completion of the acquisition, we will form a new operating division, and the assets of Genzyme Tissue Repair will become part of that new division. See "Subsequent Event" below.

RESULTS OF OPERATIONS

    The following discussion summarizes the key factors management believes are necessary for an understanding of our financial statements.

                                     GTR-3

    The components of Genzyme Tissue Repair's combined statements of operations are described in the following table:

                                                                            99/98        98/97
                                                                          INCREASE/    INCREASE/
                                                                          (DECREASE)   (DECREASE)
                                           1999       1998       1997      % CHANGE     % CHANGE
                                         --------   --------   --------   ----------   ----------
                                              (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Total revenues.........................  $ 20,402   $ 17,117   $ 10,856       19%          58%
Cost of revenues.......................    13,237     13,438     11,788       (1)%         14%
Selling, general and administrative....    24,604     24,579     25,571        0%          (4)%
Research and development...............     8,019     10,432     10,845      (23)%         (4)%
                                         --------   --------   --------      ---          ---
      Total operating costs and
        expenses.......................    45,860     48,449     48,204       (5)%          1%
                                         --------   --------   --------      ---          ---
Operating loss.........................   (25,458)   (31,332)   (37,348)     (19)%        (16)%
Other expenses, net....................    (4,582)    (9,054)    (8,636)     (49)%          5%
                                         --------   --------   --------      ---          ---
Net loss attributable to GZTR Stock....  $(30,040)  $(40,386)  $(45,984)     (26)%        (12)%
                                         ========   ========   ========

REVENUES

                                                                              99/98        98/97
                                                                            INCREASE/    INCREASE/
                                                                            (DECREASE)   (DECREASE)
                                             1999       1998       1997      % CHANGE     % CHANGE
                                           --------   --------   --------   ----------   ----------
                                                (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Carticel-Registered Trademark-
  chondrocytes...........................  $15,213    $10,978    $ 6,598        39%          66%
Epicel-TM- skin grafts...................    5,092      6,030      4,258       (16)%         42%
Other....................................       97        109         --       (11)%      N/A
                                           -------    -------    -------       ---          ---
    Total revenues.......................  $20,402    $17,117    $10,856        19%          58%
                                           =======    =======    =======       ===          ===

    The increase in sales of Carticel-Registered Trademark- chondrocytes during both periods was a result of continued increases in the numbers of patients treated and surgeons trained as well as increases in the number of insurance reimbursement approvals. Revenue from Epicel-TM- skin grafts varies from year to year depending on the number of patients requiring severe burn care.

MARGINS

                                                                                 99/98        99/97
                                                                               INCREASE/    INCREASE/
                                                                               (DECREASE)   (DECREASE)
                                                   1999       1998     1997     % CHANGE     % CHANGE
                                                 --------   --------   -----   ----------   ----------
                                                    (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Gross margins..................................   $7,165     $3,679    $(932)     95%         495%
    % of total revenues........................       35%        21%      (9)%

    Genzyme Tissue Repair's gross margins improved in both periods as a result of:

    - Increased sales of Carticel-Registered Trademark- chondrocytes;

    - Reductions in labor and manufacturing expenses; and

    - Decreased material expenses.

                                     GTR-4

SG&A AND R&D EXPENSES

    Genzyme Tissue Repair's selling, general and administrative expenses remained flat, while revenues increased, in 1999 compared to 1998 as a result of its efforts to streamline operations. Its selling, general and administrative expense decreased in 1998 compared to 1997 also as a result of its efforts to streamline operations.

    Genzyme Tissue Repair's research and development expense decreased in 1999 compared to 1998 due to the termination of its TGF-beta and other research and development programs. Its research and development expense decreased slightly in 1998 compared to 1997.

OTHER INCOME AND EXPENSES

                                                                              99/98        98/97
                                                                            INCREASE/    INCREASE/
                                                                            (DECREASE)   (DECREASE)
                                              1999       1998      1997      % CHANGE     % CHANGE
                                            --------   --------   -------   ----------   ----------
                                                (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Equity in net loss of joint venture.......  $(3,368)   $(7,674)   $(6,719)     (56)%         14%
Interest income...........................      609      1,176        979      (48)%         20%
Interest expense..........................   (1,823)    (2,556)    (2,896)     (29)%        (12)%
                                            -------    -------    -------      ---          ---
      Total other income (expense), net...  $(4,582)   $(9,054)   $(8,636)     (49)%          5%
                                            =======    =======    =======

1999 AS COMPARED TO 1998

    Equity in net loss of joint venture decreased in 1999 compared to 1998 as a result of the reallocation of Genzyme's ownership interest in Diacrin/Genzyme LLC from Genzyme Tissue Repair to Genzyme General in May 1999. As a result, Genzyme Tissue Repair will not recognize losses related to the joint venture going forward. In the period of 1999 prior to the transfer, Genzyme Tissue Repair provided $3.6 million in funding to the joint venture and realized a net loss of $3.4 million from the joint venture. During 1998, Genzyme Tissue Repair realized 12 months of losses from the joint venture.

    Interest income decreased in 1999 compared to 1998 as a result of lower average cash balances.

    In the second quarter of 1998, Genzyme Tissue Repair completed the accretion of the conversion feature of the 6% convertible subordinated note. Interest expense decreased in 1999 as a result. During 1999, the holder of this note converted the remaining principal amount of $12.4 million into shares of GZTR Stock.

1998 AS COMPARED TO 1997

    Equity in net loss of joint venture increased in 1998 compared to 1997 as a result of increased clinical trial activity during 1998. During 1998, Genzyme Tissue Repair provided $7.2 million of funding to Diacrin/Genzyme LLC and realized a net loss of $7.7 million from the joint venture.

    Interest income increased in 1998 compared to 1997 as a result of higher average cash balances.

    In the second quarter of 1998, Genzyme Tissue Repair completed the accretion of the conversion feature of the 6% convertible subordinated note. Interest expense decreased in 1997 as a result. During 1998, the holder of this note converted $0.6 million of principal into shares of GZTR Stock.

LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 1999, Genzyme Tissue Repair had cash and cash equivalents of $9.4 million, a decrease of $1.6 million from December 31, 1998.

                                     GTR-5

    Genzyme Tissue Repair used $25.1 million in cash for operations during 1999. This is primarily due to Genzyme Tissue Repair's net loss of $30.0 million for the year.

    During 1999, Genzyme Tissue Repair used $4.4 million in cash as a result of its investing activities. This amount included $3.6 million contributed to Diacrin/Genzyme LLC and $0.9 million used to purchase equipment.

    Genzyme Tissue Repair's financing activities generated $31.1 million in cash during 1999. This included $25.0 million in cash allocated from Genzyme General in connection with the transfer of our interest in Diacrin/Genzyme LLC to Genzyme General, and $5.0 million allocated to Genzyme Tissue Repair under its equity line from Genzyme General.

    At December 31, 1999, $18.0 million of funds outstanding under our revolving credit facility was allocated to Genzyme Tissue Repair. Genzyme Tissue Repair, together with our other operating divisions, has access to our revolving credit facilities. At December 31, 1999, $50.0 million was available under a facility that matures in November 2000 and $77.0 million was available under a facility that matures in November 2002.

    In October 1996, our board of directors made $20.0 million of Genzyme General's cash available to Genzyme Tissue Repair under an equity line of credit in order for Genzyme Tissue Repair to fund its obligations under its joint venture with Diacrin. Under this line, Genzyme Tissue Repair may draw down funds as needed each quarter in exchange for GZTR designated shares based on the fair market value of GZTR Stock (as defined in our charter) at the time of the draw. Genzyme Tissue Repair made a $7.0 million draw under this line in 1997.

    In May 1998, our board of directors increased the amount available under this equity line from $20.0 million to $50.0 million. Genzyme Tissue Repair made a $5.0 million draw under the line in February 1999. In May 1999, the amount available under this equity line was reduced to $25.0 million in connection with the reallocation of our ownership interest in Diacrin/Genzyme LLC from Genzyme Tissue Repair to Genzyme General.

    We anticipate that Genzyme Tissue Repair's current cash resources, together with the $20.0 million that remains available under an equity line of credit from Genzyme General, will be sufficient to fund its operations through the end of 2000.

    If Diacrin/Genzyme LLC does not initiate a Phase III clinical trial of NeuroCell-TM- PD by June 30, 2000, Genzyme Tissue Repair will be required to pay Genzyme General $20 million plus accrued interest at 13.5% per annum. GTR may pay Genzyme General in cash, GZTR designated shares, or a combination of both, at its option. If this milestone is not achieved and GTR elects to repay Genzyme General in cash, its cash reserves will be substantially diminished or depleted in their entirety.

    Genzyme Tissue Repair's cash needs may differ from those planned as a result of many factors, including the:

    - ability to satisfy regulatory requirements of the FDA and other government agencies;

    - results of research and development and clinical testing;

    - enforcement of patent and other intellectual property rights; and

    - development of competitive products and services.

    Genzyme Tissue Repair will require substantial additional funds in order to continue operations at current levels beyond 2000. We cannot guarantee that Genzyme Tissue Repair will be able to obtain any additional financing or find it on favorable terms. If Genzyme Tissue Repair has insufficient funds or is unable to raise additional funds, it may be required to delay, scale back or eliminate certain of its

                                     GTR-6
programs. Genzyme Tissue Repair may also have to give third parties rights to commercialize technologies or products that it would otherwise have sought to commercialize itself.

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

THE COMMERCIAL SUCCESS OF GENZYME TISSUE REPAIR'S LEAD PRODUCT,
  CARTICEL-REGISTERED TRADEMARK- CHONDROCYTES, IS UNCERTAIN.

    Carticel-Registered Trademark- chondrocytes are used to treat knee cartilage damage. This service involves a proprietary process for growing autologous (a patient's own) cartilage cells to replace those that are damaged or lost. Revenues from Carticel-Registered Trademark- chondrocytes accounted for approximately 75% of Genzyme Tissue Repair's 1999 revenue. The commercial success of Carticel-Registered Trademark- chondrocytes will depend on many factors including:

POSITIVE RESULTS FROM POST-MARKETING STUDIES.

    - We have agreed with the FDA to conduct two post-marketing studies to confirm the effectiveness of Carticel-Registered Trademark- chondrocytes. The first study compares clinical outcomes of patients in Genzyme Tissue Repair's registry who did not respond to treatment before being implanted with Carticel-Registered Trademark- chondrocytes. This study will measure outcomes before and after implantation with Carticel-Registered Trademark-chondrocytes. The second study compares the long-term clinical effects of treatment with Carticel-Registered Trademark-chondrocytes to other available treatments. If these studies demonstrate that treatment with Carticel-Registered Trademark- chondrocytes is not superior to the alternatives studied, the FDA may suspend or withdraw its approval of Carticel-Registered Trademark- chondrocytes. If Genzyme Tissue Repair cannot market Carticel-Registered Trademark- chondrocytes in the U.S., its financial results will be negatively impacted.

FDA APPROVAL OF RELATED DEVICE.

    - Genzyme Tissue Repair has developed a device to improve the procedure for implanting Carticel-Registered Trademark- chondrocytes and plans to file for marketing approval with the FDA. Genzyme Tissue Repair believes it will begin marketing this device in 2000. We cannot guarantee that the FDA will approve this device, that this device will improve the procedure for implanting Carticel-Registered Trademark-chondrocytes, or that this device will gain commercial acceptance.

THE AVAILABILITY OF THIRD PARTY REIMBURSEMENT.

    - Since the FDA approved Carticel-Registered Trademark- chondrocytes, we have seen a substantial increase in the number of third party payers who cover it. Some third party payers, however, do not cover Carticel-Registered Trademark- chondrocytes. We cannot guarantee that any third party payers will continue to cover it or that additional third party payers will begin to provide reimbursement.

    - Although FDA approval is a crucial factor in insurance plans deciding to cover new treatments, a number of major insurance plans also base such decisions on their own or third party evaluations of such treatments. One independent association that conducts such evaluations is the Blue Cross Blue Shield Association. The Blue Cross Blue Shield Association has determined

                                     GTR-7
      that its Technology Assessment Committee does not believe that Carticel-Registered Trademark- chondrocytes meets all of its published criteria for new treatments. We believe that Carticel-Registered Trademark- chondrocytes does in fact meet all of such criteria and are discussing the evaluation with the Blue Cross Blue Shield Association. While individual Blue Cross Blue Shield plans representing more than 50% of Blue Cross Blue Shield policyholders have provided policy coverage for Carticel-Registered Trademark- chondrocytes without a favorable evaluation by the Blue Cross Blue Shield Association, many Blue Cross Blue Shield plans have delayed approving Carticel-Registered Trademark- chondrocytes from coverage under their policies as a direct result of this unfavorable ruling. Since these remaining plans represent a significant percentage of insured lives in the U.S., this ruling has delayed our access to a substantial portion of the market for Carticel-Registered Trademark-chondrocytes.

THE SUCCESS OF COMPETITIVE PRODUCTS.

    - The process we use to grow a patient's cartilage cells is not patentable, and we do not yet have significant patent protection covering the other processes used in providing Carticel-Registered Trademark-chondrocytes. Consequently, we cannot prevent a competitor from developing the ability to grow cartilage cells and from offering a product or service that is similar or superior to Carticel-Registered Trademark-chondrocytes. If a competitor were to develop such ability and obtain FDA approval for a competitive product or service, Genzyme Tissue Repair's financial results of operations would be negatively impacted. We are aware of at least two other companies that are growing autologous cartilage cells for cartilage repair in the European market. Also, several pharmaceutical and biotechnology companies are developing alternative treatments for knee cartilage damage. One or more of these companies may develop products or services superior to the Carticel-Registered Trademark-chondrocytes.

MARKET ACCEPTANCE BY ORTHOPEDIC SURGEONS.

    - We are marketing Carticel-Registered Trademark- chondrocytes to orthopedic surgeons. We cannot guarantee that we will train enough surgeons who incorporate it into their practice to make it commercially successful.

GENZYME TISSUE REPAIR ANTICIPATES FUTURE LOSSES AND MAY NEVER BECOME PROFITABLE.

    We expect Genzyme Tissue Repair to have significant operating losses at least through 2000 as it continues to commercialize Carticel-Registered Trademark- chondrocytes and to conduct research and development and clinical programs. We cannot guarantee that Genzyme Tissue Repair's operations will ever be profitable.

IF GENZYME TISSUE REPAIR FAILS TO OBTAIN CAPITAL NECESSARY TO FUND ITS
  OPERATIONS, IT WILL BE UNABLE TO FUND DEVELOPMENT PROGRAMS AND COMPLETE CLINICAL TRIALS.

    We anticipate that Genzyme Tissue Repair's current cash resources, together with amounts available under an equity line of credit from Genzyme General, will be sufficient to fund Genzyme Tissue Repair's operations through the end of 2000.

    In 1999, Genzyme Tissue Repair received $25 million in cash from Genzyme General in connection with the transfer to Genzyme General of our interest in our joint venture with Diacrin, Inc. If the joint venture does not initiate a Phase III clinical trial of NeuroCell-TM--PD by June 30, 2000, Genzyme Tissue Repair will be required to pay Genzyme General $20 million plus accrued interest at 13.5%. Genzyme Tissue Repair may repay this amount in cash, GZTR designated shares, or combination of both, at its option. GZTR designated shares are shares of GZTR Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Tissue Repair. If these milestones are not achieved, and Genzyme Tissue

                                     GTR-8

Repair elects to repay Genzyme General in cash, its cash reserves will be substantially diminished or depleted in their entirety. If Genzyme Tissue Repair elects to repay Genzyme General in GZTR designated shares, this would substantially dilute the rights of the holders of GZTR Stock and could significantly affect the market price of GZTR Stock.

    Genzyme Tissue Repair's cash needs may differ from those planned as a result of various factors, including the:

    - ability to satisfy regulatory requirements of the FDA and other government agencies;

    - results of research and development and clinical testing;

    - enforcement of patent and other intellectual property rights; and

    - development of competitive products and services.

    Genzyme Tissue Repair will require substantial additional funds in order to continue operations at current levels beyond 2000. We cannot guarantee that Genzyme Tissue Repair will be able to obtain any additional financing or find it on favorable terms. If Genzyme Tissue Repair has insufficient funds or is unable to raise additional funds, it may be required to delay, scale back or eliminate certain of its programs. Genzyme Tissue Repair may also have to give rights to third parties to commercialize technologies or products that it would otherwise commercialize itself.

GENZYME TISSUE REPAIR'S RESULTS FLUCTUATE QUARTERLY AND THIS COULD HAVE AN
  ADVERSE EFFECT ON ITS OPERATIONS.

    We expect that the revenues from the sale of the Carticel-Registered Trademark- chondrocytes will fluctuate based on Genzyme Tissue Repair's success in penetrating the market, the availability of competitive procedures and the availability of third party reimbursement. We cannot predict the timing or magnitude of these fluctuations. Furthermore, we expect that revenues from Carticel-Registered Trademark- chondrocytes will be lower in the summer months because fewer operations are typically performed during those months.

    We also expect that revenues from the sale of Epicel-TM- skin grafts will continue to fluctuate from quarter to quarter. This fluctuation is a result of several unpredictable factors, including the number and survival rate of severe burn patients who are treated with Epicel-TM- skin grafts.

    Since Genzyme Tissue Repair must maintain extensive tissue culture facilities and a trained staff for both Carticel-Registered Trademark-chondrocytes and Epicel-TM- skin grafts, a significant portion of its costs are fixed and, therefore, fluctuations in demand can have an adverse effect on its results of operations.

GENZYME TISSUE REPAIR RELIES ON KEY COLLABORATORS TO SUPPORT FURTHER RESEARCH
  AND DEVELOPMENT OF CARTICEL-REGISTERED TRADEMARK-CHONDROCYTES AND THESE EFFORTS COULD SUFFER IF IT EXPERIENCES PROBLEMS WITH THESE COLLABORATORS.

    Carticel-Registered Trademark- chondrocytes were developed based on the work of a group of Swedish physicians. Genzyme Tissue Repair had consulting agreements with the two leaders of that group. These agreements, however, expired in 1998 and Genzyme Tissue Repair is currently negotiating renewals of these agreements. Pending these negotiations, these physicians are continuing to advise Genzyme Tissue Repair on the commercialization and further development Carticel-Registered Trademark- chondrocytes.

    We cannot guarantee that the two physicians will sign a new consulting agreement or continue to advise Genzyme Tissue Repair.

    In addition, individuals who are familiar with the know-how underlying Carticel-Registered Trademark- chondrocytes through their association with these physicians may disclose such information to our competitors. Either event could have an adverse effect on Genzyme Tissue Repair's results of operations.

    We have entered into a sponsored research agreement with the University of Gothenburg in Sweden and certain physicians, including the two physicians discussed above. The purpose of the

                                     GTR-9
agreement is to conduct additional research on Carticel-Registered Trademark-chondrocytes. The agreement prohibits each member of the research team from disclosing any information relating to Genzyme Tissue Repair or its business that they acquire in connection with their work under the agreement. The agreement also states that all inventions that the members conceive or reduce to practice during the course of the research program will be Genzyme Tissue Repair's property, with royalties payable to the inventing member. We cannot guarantee that these members will honor their obligations under the sponsored research agreement.

SUBSEQUENT EVENT

    In March 2000, we entered into an agreement to acquire Biomatrix, Inc. Upon completion of the acquisition, we will form a new operating division called Genzyme Biosurgery and create a new series of common stock to reflect its value and track its performance. We refer to this stock as "GZBX Stock." In connection with the merger, the assets of Genzyme Tissue Repair will become part of Genzyme Biosurgery. In addition, upon shareholder approval, GZTR Stock will be exchanged for GZBX Stock. We will account for the acquisition of BioMatrix as a purchase.

    Biomatrix stockholders will have the option of receiving $37.00 in cash or one share of GZBX Stock for each share of Biomatrix common stock they hold. The merger agreement provides, however, that the cash component of the merger consideration will be not exceed 35% of the total consideration, or approximately $245 million. Holders of GZTR Stock will receive 0.3352 share of GZBX Stock for each share of GZTR Stock they hold.

    The acquisition, which we expect to complete in the second quarter of 2000, is subject to:

    - approval by Biomatrix's shareholders;

    - approval by our shareholders, including separate approval of the holders of GZTR Stock;

    - clearance under federal antitrust laws; and

    - other customary closing conditions.

                                     GTR-10

                             GENZYME TISSUE REPAIR
                       COMBINED STATEMENTS OF OPERATIONS

                                                                         FOR THE YEARS ENDED
                                                                            DECEMBER 31,
                                                               ---------------------------------------
                                                                 1999           1998           1997
                                                               ---------      ---------      ---------
                                                               (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE
                                                                              AMOUNTS)
Total revenues...........................................      $  20,402      $  17,117      $  10,856
Operating costs and expenses:
  Cost of services sold..................................         13,237         13,438         11,788
  Selling, general and administrative....................         24,604         24,579         25,571
  Research and development...............................          8,019         10,432         10,845
                                                               ---------      ---------      ---------
      Total operating costs and expenses.................         45,860         48,449         48,204
                                                               ---------      ---------      ---------
Operating loss...........................................        (25,458)       (31,332)       (37,348)

Other income (expenses):
  Equity in net loss of joint venture....................         (3,368)        (7,674)        (6,719)
  Interest income........................................            609          1,176            979
  Interest expense.......................................         (1,823)        (2,556)        (2,896)
                                                               ---------      ---------      ---------
      Total other income (expenses)......................         (4,582)        (9,054)        (8,636)
                                                               ---------      ---------      ---------
Net loss attributable to GZTR Stock......................      $ (30,040)     $ (40,386)     $ (45,984)
                                                               =========      =========      =========
Per GZTR basic and diluted common share:.................      $   (1.26)     $   (1.99)     $   (3.07)
                                                               =========      =========      =========
Weighted average shares outstanding......................         23,807         20,277         14,976
                                                               =========      =========      =========

Net loss.................................................      $ (30,040)     $ (40,386)     $ (45,984)
  Other comprehensive income (loss), net of tax:
    Unrealized gains on securities arising during the
      period.............................................             --              9             (9)
                                                               ---------      ---------      ---------
  Comprehensive loss.....................................      $ (30,040)     $ (40,377)     $ (45,993)
                                                               =========      =========      =========

    The accompanying notes are an integral part of these combined financial statements.

                                     GTR-11

                             GENZYME TISSUE REPAIR
                            COMBINED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                1999           1998
                                                              --------       --------
                                                              (AMOUNTS IN THOUSANDS)
                                ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 9,373        $  7,732
  Accounts receivable, net..................................    4,968           3,833
  Inventories...............................................    2,394           2,645
  Other current assets......................................      253           1,723
                                                              -------        --------
    Total current assets....................................   16,988          15,933

Plant and equipment, net....................................    2,545           2,836
Other.......................................................      115             185
                                                              -------        --------
    Total assets............................................  $19,648        $ 18,954
                                                              =======        ========

                   LIABILITIES AND DIVISION EQUITY
Current liabilities:
  Accounts payable..........................................  $ 1,062        $  1,355
  Accrued expenses..........................................    3,131           2,491
  Due to Genzyme General....................................      683             548
  Current portion of long-term debt.........................       --          18,000
                                                              -------        --------
    Total current liabilities...............................    4,876          22,394

Convertible note, net.......................................       --          12,579
Long-term debt..............................................   18,000              --
Other.......................................................      227             377
                                                              -------        --------
    Total liabilities.......................................   23,103          35,350

Commitments and Contingencies (See Notes)

Division equity (Note I)....................................   (3,455)        (16,396)
                                                              -------        --------
    Total liabilities and division equity...................  $19,648        $ 18,954
                                                              =======        ========

    The accompanying notes are an integral part of these combined financial statements.

                                     GTR-12

                             GENZYME TISSUE REPAIR
                       COMBINED STATEMENTS OF CASH FLOWS

                                                                     FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                   (AMOUNTS IN THOUSANDS)
OPERATING ACTIVITIES:
  Net loss..................................................  $ (30,040)  $ (40,386)  $ (45,984)
  Reconciliation of net loss to net cash used in operating
    activities:
  Depreciation and amortization.............................      1,186       1,757       2,482
  Loss on disposal of property, plant and equipment.........         --          --          24
  Non-cash compensation expense.............................         --         108         221
  Accrued interest/amortization on bonds....................         --         188        (188)
  Provision for bad debts and inventory.....................      2,718       2,985       4,400
  Accretion of debt discount................................        220         453       1,071
  Equity in net loss of joint venture.......................      3,368       7,674       6,719
  Amortization of deferred rent.............................       (150)       (150)       (150)

  Increase (decrease) in cash from working capital:
    Accounts receivable.....................................     (1,319)     (1,869)     (1,024)
    Inventories.............................................     (2,283)     (3,400)     (4,070)
    Other current assets....................................      1,248        (719)       (587)
    Accounts payable and accrued expenses...................       (151)       (574)        (39)
    Due to Genzyme General..................................        135        (665)       (391)
                                                              ---------   ---------   ---------
      Net cash used in operating activities.................    (25,068)    (34,598)    (37,516)

INVESTING ACTIVITIES:
  Purchases of investments..................................         --          --     (10,614)
  Sales and maturities of investments.......................         --      10,614         318
  Investment in joint venture...............................     (3,594)     (7,163)     (6,820)
  Purchases of property, plant and equipment................       (894)       (670)       (496)
  Sale of property, plant and equipment to Genzyme
    General.................................................         --      16,500         852
  Other.....................................................         70          15        (428)
                                                              ---------   ---------   ---------
      Net cash provided by (used in) investing activities...     (4,418)     19,296     (17,188)

FINANCING ACTIVITIES:
  Proceeds from issuance of common stock, net...............        462       2,204      31,475
  Proceeds from issuance of debt, net.......................         --          --      13,542
  Payments of debt and capital lease obligations............        (96)       (445)          3
  Cash allocated from Genzyme General.......................     30,037         155      14,892
  Bank overdraft............................................        724          --          --
                                                              ---------   ---------   ---------
      Net cash provided by financing activities.............     31,127       1,914      59,912

Increase (decrease) in cash and cash equivalents............      1,641     (13,388)      5,208
Cash and cash equivalents at beginning of period............      7,732      21,120      15,912
                                                              ---------   ---------   ---------
Cash and cash equivalents at end of period..................  $   9,373   $   7,732   $  21,120
                                                              =========   =========   =========

Supplemental cash flow information:
  Cash paid during the year for interest....................  $   1,594   $   2,265   $   1,127

Supplemental disclosures of non-cash transactions:
  Transfer of plant and equipment--Note E.
  Conversion of 6% convertible subordinated note--Note H.
  GZTR designated shares--Note I.

    The accompanying notes are an integral part of these combined financial statements.

                                     GTR-13

                             GENZYME TISSUE REPAIR
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

    Genzyme Tissue Repair is our operating division that develops and markets biological products for orthopedic injuries, such as cartilage damage, and severe burns.

    Genzyme Tissue Repair Division Common Stock, which we refer to as "GZTR Stock," is intended to reflect the value and track the performance of Genzyme Tissue Repair.

BASIS OF PRESENTATION; PRINCIPLES OF COMBINATION

    The combined financial statements of Genzyme Tissue Repair for each period include the balance sheets, results of operations and cash flows of the business units we allocate to Genzyme Tissue Repair. We also allocate a portion of our corporate operations to Genzyme Tissue Repair using methods we believe are reasonable. These combined financial statements are prepared using amounts included in our consolidated financial statements included in this annual report. We have reclassified certain 1998 and 1997 data to conform with the 1999 presentation.

    We use the equity method to account for investments in entities in which Genzyme Tissue Repair has a substantial ownership interest (20% to 50%), or in which it participates in policy decisions. Genzyme Tissue Repair's consolidated net income includes its share of the earnings of these entities.

FINANCIAL INFORMATION

    For purposes of financial presentation, we allocate certain of our programs, products, assets and liabilities to Genzyme Tissue Repair and prepare separate financial statements for Genzyme Tissue Repair. Notwithstanding the allocation of assets and liabilities to Genzyme Tissue Repair, Genzyme Corporation continues to hold title to all of the assets and is responsible for all of the liabilities allocated to Genzyme Tissue Repair. Holders of GZTR Stock are common stockholders of Genzyme Corporation and have no specific rights to the assets to which GZTR Stock relates.

    We prepare the financial statements of Genzyme Tissue Repair in accordance with generally accepted accounting principles, our management and accounting policies and the divisional accounting policies approved by our board. We present financial information and accounting policies specific to Genzyme Tissue Repair in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read these consolidated financial statements.

    Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements, contains our accounting policies. We incorporate that information into this note by reference.

DIVIDEND POLICY

    We have never paid a cash dividend on shares of GZTR Stock. We currently intend to retain our earnings to finance future growth and do not anticipate paying any cash dividends on GZTR Stock in the foreseeable future.

                                     GTR-14

TRANSLATION OF FOREIGN CURRENCIES

    We translate the financial statements of foreign subsidiaries allocated to Genzyme Tissue Repair from local currency into U.S. dollars and include translation adjustments for these subsidiaries to division equity. Genzyme Tissue Repair records gains and losses in foreign currency transactions in income.

    We include exchange gains and losses on intercompany balances which are long-term in nature in our division equity. Our gains and losses on all other transactions are included in our results of operations.

REVENUE RECOGNITION

    Genzyme Tissue Repair recognizes revenue from sales of Carticel-Registered Trademark- chondrocytes and Epicel-TM- skin grafts when the cartilage or skin cells, as applicable, are shipped and title has passed. Cancellation charges apply to cancelled shipments of Epicel-TM- skin grafts.

NET INCOME (LOSS) PER SHARE

    To calculate basic earnings per share for Genzyme Tissue Repair, we divide the earnings attributable to Genzyme Tissue Repair by the weighted average number of outstanding shares of GZTR Stock during the applicable period. When we calculate diluted earnings per share, we also include in the denominator all potentially dilutive securities outstanding during the applicable period. To determine what earnings are attributable to Genzyme Tissue Repair, we take its net income or loss for the applicable period (determined in accordance with generally accepted accounting principles) and adjust it for the tax benefits allocated to Genzyme General in accordance with our management and accounting policies.

    For all periods presented, basic and diluted net loss per GZTR common share are the same. We did not include the securities described in the following table in the computation of Genzyme Tissue Repair's diluted loss per share for each period because these securities would have an anti-dilutive effect due to Genzyme Tissue Repair's net loss for the period.

                                                             DECEMBER 31,
                                                        ----------------------
                                                        1999     1998    1997
                                                        -----   ------   -----
                                                        (AMOUNTS IN THOUSANDS)
Shares of GZTR Stock issuable for options.............  4,176    3,398   2,777
GZTR designated shares(1).............................  2,238      716     885
Shares of GZTR Stock issuable upon conversion of 6%
  convertible subordinated note.......................     --    7,810   1,772
                                                        -----   ------   -----
Total shares excluded from the diluted loss per GZTR
  share calculation...................................  6,414   11,924   5,434
                                                        =====   ======   =====

------------------------

(1) GZTR designated shares are shares of GZTR Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Tissue Repair.

                                     GTR-15

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

    One division may pay another division the consideration for a reallocation in cash or other consideration with a value equal to the fair market value of the reallocated assets. In the case of a reallocation of assets from Genzyme General to Genzyme Tissue Repair, our board may elect instead to account for the reallocation as an increase in GZTR designated shares in accordance with the provisions of our charter.

    Our policy regarding transfers of assets between divisions may not be changed by our board without the approval of the holders of GZTR Stock voting as a separate class unless the policy change does not affect Genzyme Tissue Repair.

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

                                     GTR-16

NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S OPERATING DIVISIONS (CONTINUED)
    - We charge the manufacturing of goods and performance of services by one division exclusively for another division to the division for which it is performed on a cost basis. We include in manufacturing costs an interest charge (based on our short-term borrowing rate at the beginning of the fiscal year) on the gross fixed assets used in the manufacturing process. To perform this calculation, we determine gross fixed assets for the facility used at the beginning of each fiscal year and apply our short-term borrowing rate. We allocate direct labor and indirect costs in reasonable and consistent manners based on the benefit received by a division of related goods and services. Divisions performing services for other divisions do not recognize revenue for the services they perform.

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

TAX ALLOCATIONS

    We file a consolidated tax return and allocate income taxes to Genzyme Tissue Repair based upon the financial statement income, taxable income, credits and other amounts properly allocable to each division under generally accepted accounting principles as if it were a separate taxpayer. We assess the realizability of our deferred tax assets at the division level. As a result, our consolidated tax provision may not equal the sum of the divisions' tax provision. As of the end of any fiscal quarter, however, if Genzyme Tissue Repair cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to the other divisions in proportion to their taxable income without any compensating payment or allocation.

ACCESS TO TECHNOLOGY AND KNOW-HOW

    Genzyme Tissue Repair has unrestricted access to all technology and know-how owned or controlled by Genzyme Corporation that may be useful in its business, subject to any obligations or limitations that apply to the corporation generally.

                                     GTR-17

NOTE C. ACCOUNTS RECEIVABLE

    Genzyme Tissue Repair performs credit evaluations of its customers on an ongoing basis and generally does not require collateral. Genzyme Tissue Repair states accounts receivable at fair value after reflecting an allowance for doubtful accounts. This allowance was $1.0 million at December 31, 1999 and 1998.

NOTE D. INVENTORIES

                                                              DECEMBER 31,
                                                           -------------------
                                                            1999         1998
                                                           ------       ------
                                                               (AMOUNTS IN
                                                               THOUSANDS)
Raw materials............................................  $  428       $  264
Work-in-process..........................................   1,938        2,381
Finished products........................................      28           --
                                                           ------       ------
      Total inventory....................................  $2,394       $2,645
                                                           ======       ======

NOTE E. PLANT AND EQUIPMENT

                                                              DECEMBER 31,
                                                         -----------------------
                                                          1999            1998
                                                         -------         -------
                                                         (AMOUNTS IN THOUSANDS)
Plant and equipment....................................  $ 4,675         $ 3,845
Leasehold improvements.................................    2,597           2,577
Furniture and fixtures.................................      191             146
                                                         -------         -------
                                                           7,463           6,568
Less accumulated depreciation..........................   (4,918)         (3,732)
                                                         -------         -------
Plant and equipment, net...............................  $ 2,545         $ 2,836
                                                         =======         =======

    Genzyme Tissue Repair's depreciation and amortization expense was $1.2 million in 1999, $1.6 million in 1998, and $2.3 million in 1997.

    In June 1998, our board of directors reallocated a manufacturing facility (including land, building and equipment) from Genzyme Tissue Repair to Genzyme General in exchange for $16.5 million in cash. Genzyme Tissue Repair recorded a gain in division equity of approximately $0.7 million in connection with this reallocation.

NOTE F. DIACRIN JOINT VENTURE

    In May 1999, we reallocated our ownership interest in Diacrin/Genzyme LLC, our joint venture with Diacrin, Inc. for the development and commercialization of NeuroCell-TM--PD for the treatment of Parkinson's disease and NeuroCell-TM--HD for the treatment of Huntington's disease, from Genzyme Tissue Repair to Genzyme General in exchange for $25.0 million in cash. For the period October 1996 through May 1999, Genzyme Tissue Repair provided a total of
$19.5 million of funding to the joint venture, $5.1 million of which was provided by Genzyme General in exchange for 489,810 GZTR designated shares. Genzyme Tissue Repair realized net losses from the joint venture of $3.4 million in 1999, $7.7 million in 1998 and $6.8 million in 1997.

    If Diacrin/Genzyme LLC does not initiate a Phase III clinical trial of NeuroCell-TM--PD by June 30, 2000, Genzyme Tissue Repair is required to pay Genzyme General $20 million plus accrued interest at

                                     GTR-18

13.5% per annum. Genzyme Tissue Repair may pay Genzyme General in cash, GZTR designated shares, or a combination of both, at its option.

    Condensed financial information and allocation of the losses of the Diacrin/Genzyme LLC are summarized below:

                                                      FOR THE YEAR ENDED
                                                         DECEMBER 31,
                                                -------------------------------
                                                  1999        1998       1997
                                                ---------   --------   --------
                                                    (AMOUNTS IN THOUSANDS)
Operating expenses............................  $ (10,718)  $ (9,595)  $ (6,809)
Net loss......................................    (10,713)    (9,595)    (6,809)

                                                               DECEMBER 31,
                                                              ---------------
                                                              1999       1998
                                                              ----       ----
                                                                (AMOUNTS IN
                                                                THOUSANDS)
Current assets..............................................  $443       $364
Noncurrent assets...........................................   192        220
Current liabilities.........................................   972        885
Noncurrent liabilities......................................    --         --

NOTE G. ACCRUED EXPENSES

                                                              DECEMBER 31,
                                                           -------------------
                                                            1999         1998
                                                           ------       ------
                                                               (AMOUNTS IN
                                                               THOUSANDS)
Compensation.............................................  $1,569       $1,271
Professional fees........................................     334          505
Royalties................................................      97           88
Other....................................................   1,131          627
                                                           ------       ------
      Total accrued expenses.............................  $3,131       $2,491
                                                           ======       ======

NOTE H. DEBT INSTRUMENTS AND OPERATING LEASES

REVOLVING CREDIT FACILITY

    During 1999, we refinanced our revolving credit facility allocated to Genzyme Tissue Repair, which matured in October 1999. At December 31, 1999, $18.0 million of the amount outstanding under our new revolving credit facility was allocated to Genzyme Tissue Repair. On that date, the interest rate on this borrowing was approximately 6.635%. Genzyme Tissue Repair incurred interest expense of $0.2 million on amounts borrowed under this revolving credit facility.

    Genzyme Tissue Repair incurred interest expense of $0.8 million in 1999, $1.1 million in 1998 and $1.1 million in 1997 on amounts borrowed under our credit facility that matured in 1999.

6% CONVERTIBLE SUBORDINATED NOTE

    In February 1997, we issued a 6% convertible subordinated note in a principal amount of $13.0 million. This note was convertible into shares of GZTR Stock at a discount to the market value of GZTR stock. Genzyme Tissue Repair recorded a $0.2 million charge to interest expense in 1999, $0.5

                                     GTR-19
million in 1998 and $1.1 million in 1997, to reflect the accretion to fair value of the conversion feature of this note.

    In 1998, the holder of this note converted $0.6 million in principal amount into 223,405 shares of GZTR Stock. Genzyme Tissue Repair paid $1.1 million in accrued interest in connection with these conversions. In 1999, the holder converted the remaining $12.4 million in principal amount into 7,257,573 shares of GZTR Stock. Genzyme Tissue Repair paid $0.5 million in accrued interest in connection with these conversions. As of December 31, 1999, there was no principal or interest remaining on this convertible note.

OPERATING LEASES

    Genzyme Tissue Repair incurs expense under operating leases for facilities and personal property that have terms in excess of one year. Genzyme Tissue Repair's total expense under operating leases was:

          1999                      1998                      1997
          ----                      ----                      ----
      $1.7 million              $2.2 million              $1.8 million

    Over the next five years, Genzyme Tissue Repair will be required to repay the following amounts under operating leases:

        2000               2001          2002          2003          2004       AFTER 2004
        ----               ----          ----          ----          ----       ----------
    $1.9 million       $1.8 million  $1.5 million  $1.5 million  $1.5 million  $1.5 million

NOTE I. DIVISION EQUITY

    At December 31, 1999 and 1998, 40 million shares of GZTR Stock were authorized for issuance. At December 31, 1999, 28,499,000 shares of GZTR Stock were issued and outstanding and at December 31, 1998, 20,921,000 shares of GZTR Stock were issued and outstanding. At December 31, 1999, approximately 5,544,000 shares of GZTR Stock were reserved for issuance under our various equity plans and options to purchase approximately 4,176,000 shares of GZTR Stock were outstanding.

                                     GTR-20

    The following table contains the components of division equity for Genzyme Tissue Repair for the periods presented:

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Balance at beginning of period..............................  $(16,396)  $ 20,203   $ 18,084
Net loss....................................................   (30,040)   (40,386)   (45,984)
Issuance of common stock under stock plans..................       397      2,109      2,438
Allocation of cash to Genzyme Tissue Repair for designated
  shares(1).................................................     5,001         --     14,892
Shares issued in public offering............................        --         --     29,037
Payment from Genzyme General for research program...........       100        250         --
Payment from Genzyme General for transfer of interest in
  joint venture.............................................    25,000         --         --
Stock compensation expense..................................        --        108        221
Value of debt conversion feature............................        --         --      1,524
Shares issued upon conversion of convertible debt...........    12,483        600         --
Gain on transfer of facility................................        --        711         --
Equity adjustments..........................................        --          9         (9)
                                                              --------   --------   --------
Balance at end of period....................................  $ (3,455)  $(16,396)  $(20,203)
                                                              ========   ========   ========

------------------------

(1) GZTR designated shares are shares of GZTR Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Tissue Repair. As of December 31, 1999, there were 2,238,053 GZTR designated shares.

STOCK COMPENSATION PLANS

    We apply APB Opinion 25 and related interpretations in accounting for our five stock-based compensation plans: the 1990 Equity Incentive Plan, the 1997 Equity Plan (both of which are stock option plans), the 1990 Employee Stock Purchase Plan, the 1999 Employee Stock Purchase Plan, and the 1998 Director Stock Option Plan. Genzyme Tissue Repair does not recognize compensation expense for options granted and shares purchased under the provisions of these plans for options granted to employees with an exercise price greater than or equal to fair market value.

    The following table sets forth net income and income per share data for Genzyme Tissue Repair calculated in accordance with SFAS 123 as if compensation expense for our stock-based compensation plans was determined based on the fair value at the grant dates for options granted and shares purchased under the plans:

                                                         DECEMBER 31,
                                            ---------------------------------------
                                              1999           1998           1997
                                            ---------      ---------      ---------
                                            (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE
                                                           AMOUNTS)
    Net loss:
      As reported.........................  $ (30,040)     $ (40,386)     $ (45,984)
      Pro forma...........................  $ (33,292)     $ (44,481)     $ (49,547)
    Basic and diluted loss per share:
      As reported.........................  $   (1.26)     $   (1.99)     $   (3.07)
      Pro forma...........................  $   (1.40)     $   (2.19)     $   (3.31)

                                     GTR-21

    Note L, "Stockholders' Equity," to our consolidated financial statements contains information regarding the assumptions we made in calculating net income and income per share data in accordance with SFAS 123.

PREFERRED STOCK, STOCK RIGHTS, EQUITY PLANS AND DESIGNATED SHARES

    Note L, "Stockholders' Equity," to our consolidated financial statements contains information regarding:

    - our authorized preferred stock;

    - our shareholder rights plan;

    - our directors' deferred compensation plan;

    - our other equity plans; and

    - GZTR designated shares and our policy for distributing them.

    We incorporate that information into this note by reference.

EQUITY LINE OF CREDIT

    In October 1996, our board of directors made $20.0 million of Genzyme General's cash available to Genzyme Tissue Repair under an equity line of credit in order for Genzyme Tissue Repair to fund its obligations under its joint venture with Diacrin. Under this line, Genzyme Tissue Repair may draw down funds as needed each quarter in exchange for GZTR designated shares based on the fair market value of GZTR Stock (as defined in our charter) at the time of the draw. Genzyme Tissue Repair made a $7.0 million draw under this line in 1997.

    In May 1998, our board of directors increased the amount available under this equity line from $20.0 million to $50.0 million. Genzyme Tissue Repair made a $5.0 million draw under the line in February 1999. In May 1999, the amount available under this equity line was reduced to $25.0 million in connection with the reallocation of our ownership interest in Diacrin/Genzyme LLC from Genzyme Tissue Repair to Genzyme General.

NOTE J. COMMITMENTS AND CONTINGENCIES

    We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 1999 which, if adversely decided, would have a material adverse effect on Genzyme Tissue Repair's results of operations, financial condition, or liquidity.

                                     GTR-22

NOTE K. INCOME TAXES

    Genzyme Tissue Repair's provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

                                                   1999      1998      1997
                                                  -------   -------   -------
Tax at U.S. statutory rate......................  (35.0)%   (35.0)%   (35.0)%
State taxes, net................................   (1.3)     (2.8)     (3.0)
Benefit of tax credits..........................   (0.1)     (3.4)     (1.4)
Other, net......................................    0.2       0.6       1.0
Deductions subject to deferred tax valuation
  allowance.....................................   36.2      40.6      38.4
                                                  -----     -----     -----
Effective tax rate attributable to GZTR stock...    0.0 %     0.0 %     0.0 %
                                                  =====     =====     =====

    The components of net deferred tax assets are described in the following table:

                                                              DECEMBER 31,
                                                           -------------------
                                                             1999       1998
                                                           --------   --------
                                                               (AMOUNTS IN
                                                               THOUSANDS)
Deferred tax assets:
    Net operating loss carryforwards.....................  $ 66,011   $ 55,582
    Tax credits..........................................     2,360      2,331
    Intangible amortization..............................     9,651     10,586
    Reserves and other...................................     5,830      5,035
                                                           --------   --------
Gross deferred tax assets................................  $ 83,852   $ 73,534
Valuation allowance......................................   (83,852)   (73,534)
                                                           --------   --------
Net deferred tax asset...................................  $     --   $     --
                                                           ========   ========

    As a result of uncertainty surrounding our ability to realize certain tax benefits that primarily relate to operating loss carryforwards, we placed valuation allowances of $83.9 million in 1999 and $73.5 million in 1998 against otherwise recognizable deferred tax assets.

    As Genzyme Tissue Repair recognizes these deferred tax assets in accordance with generally accepted accounting principles, the benefits of those assets are reflected in its tax provision. However, the benefit of these deferred tax assets has previously been allocated to Genzyme General in accordance with our management and accounting policies, and will be reflected as a reduction to Genzyme Tissue Repair's net income to determine net income attributable to GZTR Stock.

NOTE L. BENEFIT PLANS

    Note P, "Benefit Plans," to our consolidated financial statements contains information regarding our 401(k) plan. We incorporate that information into this note by reference.

NOTE M. SUBSEQUENT EVENT

    In March 2000, we entered into an agreement to acquire Biomatrix, Inc. Upon completion of the acquisition, we will form a new operating division called Genzyme Biosurgery and create a new series of common stock to reflect its value and track its performance. We refer to this stock as "GZBX Stock." In connection with the merger, the assets of Genzyme Tissue Repair will become part of

                                     GTR-23

Genzyme Biosurgery. In addition, upon shareholder approval, GZTR Stock will be exchanged for GZBX Stock. We will account for the acquisition of Biomatrix as a purchase.

    Biomatrix stockholders will have the option of receiving $37.00 in cash or one share of GZBX Stock for each share of Biomatrix common stock they hold. The merger agreement provides, however, that the cash component of the merger consideration will be not exceed 35% of the total consideration, or approximately $245 million. Holders of GZTR Stock, upon shareholder approval, will receive 0.3352 share of GZBX Stock for each share of GZTR Stock they hold.

    The acquisition, which we expect to complete in the second quarter of 2000, is subject to:

    - approval by Biomatrix's shareholders;

    - approval by our shareholders, including separate approval of the holders of GZTR Stock;

    - clearance under federal antitrust laws; and

    - other customary closing conditions.

                                     GTR-24

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Genzyme Corporation:

In our opinion, the accompanying combined balance sheets and the related combined statements of operations and cash flows present fairly, in all material respects, the financial position of Genzyme Tissue Repair (as described in Note A) at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. In addition, in our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significantly estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As more fully described in Note A to these financial statements, Genzyme Tissue Repair is a division of Genzyme Corporation; accordingly, the combined financial statements of Genzyme Tissue Repair should be read in conjunction with the audited consolidated financial statements of Genzyme Corporation and Subsidiaries.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

February 23, 2000

                                     GTR-25

                             GENZYME TISSUE REPAIR

                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

        COLUMN A                COLUMN B                     COLUMN C                 COLUMN D         COLUMN E
-------------------------  -------------------   ---------------------------------   ----------      -------------
                                                             ADDITIONS
                                                 ---------------------------------
                               BALANCE AT        CHARGED TO COSTS     CHARGED TO                      BALANCE AT
       DESCRIPTION         BEGINNING OF PERIOD     AND EXPENSES     OTHER ACCOUNTS   DEDUCTIONS      END OF PERIOD
-------------------------  -------------------   ----------------   --------------   ----------      -------------
Year ended December 31,
  1999:
Allowance for doubtful
  accounts...............      $ 1,021,000         $   184,000        $       --     $  215,000(1)    $   990,000
Inventory reserve........      $10,652,000         $ 2,534,000        $       --     $       --       $13,186,000
Year ended December 31,
  1998:
Allowance for doubtful
  accounts...............      $   839,000         $   257,000        $       --     $   75,000(1)    $ 1,021,000
Inventory reserve........      $ 8,347,000         $ 2,728,000        $       --     $  423,000       $10,652,000
Year ended December 31,
  1997:
Allowance for doubtful
  accounts...............      $   408,000         $   480,000        $       --     $   49,000(1)    $   839,000
Inventory reserve........      $ 4,427,000         $ 3,920,000        $       --     $       --       $ 8,347,000

------------------------

(1) Uncollectible accounts written off, net of recoveries.

                                     GTR-26