Form 10-K, Exhibit 13
period 1999-12-31
GENZYME CORP
filed 2000-03-30
CIK 732485

                                                                    EXHIBIT 13.5

                              FINANCIAL STATEMENTS

                                                                   PAGE NO.
                                                                   --------
            GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Selected Financial Data........................          GCS-2

Management's Discussion and Analysis of Genzyme Corporation
  and Subsidiaries' Financial Condition and Results of
  Operations................................................          GCS-4

Consolidated Statements of Operations--For the Years Ended
  December 31, 1999, 1998 and 1997..........................         GCS-21

Consolidated Balance Sheets--December 31, 1999 and 1998.....         GCS-23

Consolidated Statements of Cash Flows--For the Years Ended
  December 31, 1999, 1998 and 1997..........................         GCS-25

Consolidated Statements of Stockholders' Equity for the
  Years Ended December 31, 1999, 1998 and 1997..............         GCS-27

Notes to Consolidated Financial Statements..................         GCS-30

Report of Independent Accountants...........................         GCS-72

                                     GCS-1

            GENZYME CORPORATION CONSOLIDATED SELECTED FINANCIAL DATA

    The following consolidated selected financial data reflect the results of operations and financial position of each of our divisions and corporate operations taken as a whole and should be read in conjunction with our consolidated financial statements and accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

                                                      FOR THE YEARS ENDED DECEMBER 31,
                                            ----------------------------------------------------
                                              1999       1998       1997       1996       1995
                                            --------   --------   --------   --------   --------
                                                           (AMOUNTS IN THOUSANDS)
Revenues:
  Net product sales.......................  $683,482   $613,685   $529,927   $424,483   $304,373
  Net service sales.......................    79,448     74,791     67,158     68,950     52,450
  Revenues from research and development
    contracts:
    Related parties.......................     2,012      5,745      8,356     23,011     26,758
    Other.................................     7,346     15,114      3,400      2,310        202
                                            --------   --------   --------   --------   --------
      Total revenues......................   772,288    709,335    608,841    518,754    383,783
Operating costs and expenses:
  Cost of products sold...................   182,337    211,076    206,028    155,930    113,964
  Cost of services sold...................    49,444     48,586     47,289     54,082     35,868
  Selling, general and administrative.....   242,797    215,203    200,476    162,264    110,447
  Research and development (including
    research and development related to
    contracts)............................   150,516    119,005     89,558     80,849     68,845
  Amortization of intangibles.............    24,674     24,334     17,245      8,849      4,647
  Purchase of in-process research and
    development...........................     5,436         --      7,000    130,639     14,216
  Other...................................        --         --         --      1,465         --
                                            --------   --------   --------   --------   --------
    Total operating costs and expenses....   655,204    618,204    567,596    594,078    347,987
                                            --------   --------   --------   --------   --------
Operating income (loss)...................   117,084     91,131     41,245    (75,324)    35,796

Other income (expenses):
  Equity in net loss of unconsolidated
    affiliates............................   (42,696)   (29,006)   (12,258)    (5,373)    (1,810)
  Gain on affiliate sale of stock.........     6,683      2,369         --      1,013         --
  Minority interest.......................     3,674      4,285         --         --      1,608
  Gain on sale of investments in equity
    securities............................     1,963      3,391         --      1,711         --
  Gain on sale of product line............     8,018     31,202         --         --         --
  Charge for impaired investments.........    (5,712)    (3,397)        --         --         --
  Other...................................    14,527         --     (2,000)        --         --
  Investment income.......................    36,158     25,055     11,409     15,341      8,814
  Interest expense........................   (21,771)   (22,593)   (12,667)    (6,990)    (1,109)
                                            --------   --------   --------   --------   --------
    Total other income (expenses).........       844     11,306    (15,516)     5,702      7,503
                                            --------   --------   --------   --------   --------
Income (loss) before income taxes.........   117,928    102,437     25,729    (69,622)    43,299
Provision for income taxes................   (46,947)   (39,870)   (12,100)    (3,195)   (21,649)
                                            --------   --------   --------   --------   --------
Net income (loss).........................  $ 70,981   $ 62,567   $ 13,629   $(72,817)  $ 21,650
                                            ========   ========   ========   ========   ========

                                     GCS-2

                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                      ----------------------------------------------------
                                                        1999       1998       1997       1996       1995
                                                      --------   --------   --------   --------   --------
                                                        (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
ATTRIBUTABLE TO GENZYME GENERAL:
  Net income attributable to GENZ Stock.............  $176,883   $170,909   $107,175   $ 13,811   $52,953
                                                      ========   ========   ========   ========   =======
  Per GENZ common share:
Net income per Genzyme General common share--basic..  $   2.13   $   2.16   $   1.40   $   0.20   $  0.95
                                                      ========   ========   ========   ========   =======
  Weighted average shares outstanding...............    83,092     79,063     76,531     68,289    55,531
                                                      ========   ========   ========   ========   =======
Net income per GENZ common and common equivalent
  share--diluted....................................  $   2.00   $   2.06   $   1.36   $   0.19   $  0.83
                                                      ========   ========   ========   ========   =======
  Adjusted weighted average shares outstanding......    93,228     85,822     78,925     73,038    63,967
                                                      ========   ========   ========   ========   =======
ATTRIBUTABLE TO GENZYME MOLECULAR ONCOLOGY:
Net loss attributable to GZMO Stock.................  $(28,832)  $(19,107)  $(19,578)  $ (1,003)  $  (464)
                                                      ========   ========   ========   ========   =======
Per GZMO basic and diluted common share:
  Net loss..........................................  $  (2.25)  $  (3.81)
                                                      ========   ========
Weighted average shares outstanding.................    12,826      5,019
                                                      ========   ========
Pro forma net loss per GZMO basic and diluted common
  share.............................................                        $  (4.98)  $  (0.26)  $ (0.12)
                                                                            ========   ========   =======
Pro forma weighted average shares outstanding.......                           3,929      3,929     3,929
                                                                            ========   ========   =======
ATTRIBUTABLE TO GENZYME SURGICAL PRODUCTS:
Net loss attributable to GZSP Stock.................  $(48,037)  $(49,856)  $(29,740)  $(44,313)  $(9,273)
                                                      ========   ========   ========   ========   =======
Pro forma net loss per GZSP basic and diluted common
  share.............................................  $  (3.25)  $  (3.37)  $  (2.01)  $  (2.99)  $ (0.63)
                                                      ========   ========   ========   ========   =======
Pro forma weighted average shares outstanding.......    14,800     14,800     14,800     14,800    14,800
                                                      ========   ========   ========   ========   =======
ATTRIBUTABLE TO GENZYME TISSUE REPAIR:
Net loss attributable to GZTR Stock.................  $(30,040)  $(40,386)  $(45,984)  $(42,315)  $(22,030)
                                                      ========   ========   ========   ========   =======
Per GZTR basic and diluted common share:
  Net loss..........................................  $  (1.26)  $  (1.99)  $  (3.07)  $  (3.38)  $ (2.28)
                                                      ========   ========   ========   ========   =======
Weighted average shares outstanding.................    23,807     20,277     14,976     12,525     9,659
                                                      ========   ========   ========   ========   =======

CONSOLIDATED BALANCE SHEET DATA

                                                                       DECEMBER 31,
                                               ------------------------------------------------------------
                                                  1999         1998         1997         1996        1995
                                               ----------   ----------   ----------   ----------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Cash, cash equivalents, short- and long-term
  investments................................  $  652,990   $  575,729   $  246,341   $  187,955   $326,236
Working capital..............................     592,249      417,116      350,822      395,605    352,410
Total assets.................................   1,787,281    1,688,854    1,295,453    1,270,508    905,201
Long-term debt and convertible debt..........     290,622      287,225      170,276      241,998    124,473
Stockholders' equity.........................   1,356,392    1,172,535    1,012,050      902,309    705,207

There were no cash dividends paid.

                                     GCS-3

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF GENZYME CORPORATION AND SUBSIDIARIES'
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

    This discussion contains forward-looking statements. These forward-looking statements represent the expectations of our management as of the filing date of this annual report. Actual results could differ materially from those anticipated by the forward-looking statements due to the risks and uncertainties described under the caption "Factors Affecting Future Operating Results" below. You should consider carefully each of these risks and uncertainties in evaluating our financial condition and results of operations.

    We are a biotechnology company that develops innovative products and services for significant unmet medical needs. We have four operating divisions:

    - Genzyme General, which develops and markets:

       - therapeutic products, with an expanding focus on products to treat patients suffering from lysosomal storage disorders and other specialty therapeutics;

       - diagnostic products, with a focus on IN VITRO diagnostics; and

       - other products and services, such as genetic testing services and lipids and peptides for drug delivery.

    - Genzyme Molecular Oncology, which is developing cancer products, with a focus on therapeutic vaccines and angiogenesis inhibitors;

    - Genzyme Surgical Products, which develops, manufactures and markets surgical products for cardiovascular surgery and general surgery; and

    - Genzyme Tissue Repair, which develops and markets biological products for orthopedic injuries, such as cartilage damage, and severe burns.

    We currently have four designated series of common stock. Each of these series is intended to reflect the value and track the performance of one of our divisions. We refer to our series of common stock by their Nasdaq trading symbols:

    - Genzyme General Division Common Stock = "GENZ Stock;"

    - Genzyme Molecular Oncology Division Common Stock = "GZMO Stock;"

    - Genzyme Surgical Products Division Common Stock = "GZSP Stock;" and

    - Genzyme Tissue Repair Division Common Stock = "GZTR Stock."

    For purposes of financial presentation, we allocate all of our programs, products, assets and liabilities to our divisions and prepare separate financial statements for each of our divisions. We provide separate financial statements for each of our divisions as well as consolidated financial statements that include the consolidated results of each of our divisions and our corporate operations taken as a whole. Holders of GENZ Stock, GZMO Stock, GZSP Stock and GZTR Stock are common stockholders of Genzyme Corporation and have no specific rights to the assets to which each stock relates. Genzyme Corporation continues to hold title to all of the assets and is responsible for all of the liabilities allocated to each of our divisions.

    You should read this discussion and analysis of our financial position and results of operations in conjunction with our consolidated financial statements and related notes, which are included in this annual report.

                                     GCS-4

RESULTS OF OPERATIONS

    The following discussion summarizes the key factors our management believes are necessary for an understanding of our consolidated financial statements.

    The components of our consolidated statements of operations are described in the following table:

                                                                        99/98                 98/97
                                                                 INCREASE/(DECREASE)   INCREASE/(DECREASE)
                                  1999       1998       1997          % CHANGE              % CHANGE
                                --------   --------   --------   -------------------   -------------------
                                              (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Total revenues................  $772,288   $709,335   $608,841            9%                    17%

Cost of products and services
  sold........................   231,781    259,662    253,317          (11)%                    3%
Selling, general and
  administrative..............   242,797    215,203    200,476           13%                     7%
Research and development
  (including research and
  development related to
  contracts)..................   150,516    119,005     89,558           26%                    33%
Amortization of intangibles...    24,674     24,334     17,245            1%                    41%
Purchase of in-process
  research and development....     5,436         --      7,000          N/A                    N/A
                                --------   --------   --------
Total operating costs and
  expenses....................   655,204    618,204    567,596            6%                     9%
                                --------   --------   --------
Operating income..............   117,084     91,131     41,245           28%                   121%
Other income (expenses),
  net.........................       844     11,306    (15,516)         (93)%                  173%
                                --------   --------   --------
Income before income taxes....   117,928    102,437     25,729           15%                   298%
Provision for income taxes....   (46,947)   (39,870)   (12,100)          18%                   230%
                                --------   --------   --------
Net income....................  $ 70,981   $ 62,567   $ 13,629           13%                   359%
                                ========   ========   ========

REVENUES

                                                                        99/98                 98/97
                                                                 INCREASE/(DECREASE)   INCREASE/(DECREASE)
                                  1999       1998       1997          % CHANGE              % CHANGE
                                --------   --------   --------   -------------------   -------------------
                                              (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Product revenue...............  $683,482   $613,685   $529,927           11%                   16%
Service revenue...............    79,448     74,791     67,158            6%                   11%
                                --------   --------   --------
Total product and service
  revenue.....................   762,930    688,476    597,085           11%                   15%
Research and development
  revenue.....................     9,358     20,859     11,756          (55)%                  77%
                                --------   --------   --------
Total revenues................  $772,288   $709,335   $608,841            9%                   17%
                                ========   ========   ========

PRODUCT REVENUE

    We derive product revenue from sales by Genzyme General of therapeutic, diagnostic and other products, including Cerezyme-Registered Trademark- enzyme and Ceredase-Registered Trademark- enzyme, and sales by Genzyme Surgical

                                     GCS-5

Products of cardiovascular and general surgery products, including Sepra Film-Registered Trademark- bioresorbable membrane.

                                                                        99/98                 98/97
                                                                 INCREASE/(DECREASE)   INCREASE/(DECREASE)
                                  1999       1998       1997          % CHANGE              % CHANGE
                                --------   --------   --------   -------------------   -------------------
                                              (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Genzyme General:
  Therapeutics................  $488,705   $413,645   $332,712            18%                  24%
  Diagnostic Products.........    57,971     65,683     66,288           (12)%                 (1)%
  Other.......................    24,825     30,399     30,092           (18)%                  1%
Genzyme Surgical Products.....   111,981    103,958    100,835             8%                   3%
                                ========   ========   ========
Total product revenues........  $683,482   $613,685   $529,927            11%                  16%
                                ========   ========   ========

1999 AS COMPARED TO 1998

    Our increase in product revenue was largely due to:

    - increased sales of Cerezyme-Registered Trademark- enzyme, which is a therapy for the treatment of Gaucher disease; and

    - increased sales of Sepra Film-Registered Trademark- bioresorbable membrane and instruments for minimally invasive cardiac surgery.

    The increase in sales of Cerezyme-Registered Trademark- enzyme in 1999 was attributable to our identification of new Gaucher disease patients throughout the world. We also sell Ceredase-Registered Trademark- enzyme for the treatment of Gaucher disease, but we have successfully converted virtually all Gaucher disease patients to a treatment regimen using Cerezyme-Registered Trademark-enzyme. Our operations are highly dependent on sales of Cerezyme-Registered Trademark- enzyme and a reduction in revenue from sale of this product would adversely affect our results of operations. Revenue from Cerezyme-Registered Trademark- enzyme would be impacted negatively if competitors developed alternative treatments for Gaucher disease and the alternative products gained commercial acceptance. We are aware of companies that have initiated efforts to develop competitive products and other companies may do so in the future. Information on the growth of sales of Cerezyme-Registered Trademark- enzyme and Ceredase-Registered Trademark- enzyme in 1999 and their relationship to our total product revenues for each year is provided in the table below:

                                                                                          99/98
                                                                                   INCREASE/(DECREASE)
                                                         1999          1998             % CHANGE
                                                       --------      --------      -------------------
                                                       (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Sales of Cerezyme-Registered Trademark- enzyme and
  Ceredase-Registered Trademark- enzyme..............  $478,538      $411,060              16%
% of total product revenue...........................        70%           67%

    Sales of Sepra Film-Registered Trademark- bioresorbable membrane, which is used to limit the incidence and severity of postoperative adhesions, increased 43% to $13.3 million in 1999 as compared to $9.3 million in 1998.

1998 AS COMPARED TO 1997

    Our increase in product revenue primarily due to:

    - increased sales of Cerezyme-Registered Trademark- enzyme; and

    - an 88% increase in sales of Sepra Film-Registered Trademark- bioresorbable membrane from $4.9 million in 1997 to $9.3 million in 1998, primarily as a result of increased market acceptance of the product.

                                     GCS-6

    For both 1998 and 1997, our product revenue consisted mainly of sales of Cerezyme-Registered Trademark- enzyme and Ceredase-Registered Trademark- enzyme as indicated in the table below:

                                                                                          98/97
                                                                                   INCREASE/(DECREASE)
                                                         1998          1997             % CHANGE
                                                       --------      --------      -------------------
                                                       (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Sales of Cerezyme-Registered Trademark- enzyme and
  Ceredase-Registered Trademark- enzyme..............  $411,060      $332,712              24%
% of total product revenue...........................        60%           54%

SERVICE REVENUE

    We derive service revenue from four principal sources:

    - genetic testing services performed by Genzyme General;

    - Genzyme Tissue Repair's Carticel-Registered Trademark- chondrocytes for the treatment of cartilage damage;

    - Genzyme Tissue Repair's Epicel-TM- skin grafts for the treatment of severe burns; and

    - genomics services using Genzyme Molecular Oncology's SAGE-TM- gene expression technology.

1999 AS COMPARED TO 1998

    Our service revenue increased during 1999 as compared to 1998 as a result of increases in the provision of genetic testing services as well as increased sales of Carticel-Registered Trademark- chondrocytes and Epicel-TM- skin grafts. The increase in sales of Carticel-Registered Trademark- chondrocytes was a result of continued increases in the numbers of patients treated and surgeons trained as well as an increase in the number of insurance reimbursement approvals. Sales of genomics services decreased during this period.

1998 AS COMPARED TO 1997

    Our service revenue during 1998 increased from 1997 as a result of increased sales of Carticel-Registered Trademark- chondrocytes and Epicel-TM- skin grafts. Sales of Carticel-Registered Trademark- chondrocytes increased in 1998 for the same reasons they increased in 1999.

INTERNATIONAL PRODUCT AND SERVICE REVENUE

    A substantial portion of our revenue was generated outside of the United States, as described in the following table. Most of this revenue was attributable to sales of Cerezyme-Registered Trademark- enzyme.

                                                                        99/98                 98/97
                                                                 INCREASE/(DECREASE)   INCREASE/(DECREASE)
                                  1999       1998       1997          % CHANGE              % CHANGE
                                --------   --------   --------   -------------------   -------------------
                                              (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
International product and
  service revenue.............  $311,080   $281,744   $220,592           10%                   28%
% of total product and service
  revenue.....................        41%        41%        37%

                                     GCS-7

MARGINS

                                                                        99/98                 98/97
                                                                 INCREASE/(DECREASE)   INCREASE/(DECREASE)
                                  1999       1998       1997          % CHANGE              % CHANGE
                                --------   --------   --------   -------------------   -------------------
                                              (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Product margin................  $501,145   $402,609   $323,899           24%                   24%
  % of product revenue........        73%        66%        61%

Service margin................    30,004     26,205     19,869           14%                   32%
  % of service revenue........        38%        35%        30%

Total gross margin............   531,149    428,814    343,768           24%                   25%
  % of total product and
    service revenues..........        70%        62%        58%

    We provide a broad range of healthcare products and services. As a result, our gross margin varies significantly based on the category of product or service. Sales of therapeutic products, including Cerezyme-Registered Trademark-enzyme, result in higher margins than sales of surgical or diagnostic products.

    During 1998, we recorded a $25.2 million charge to cost of products sold. The components of this charge were:

    - a $14.8 million charge allocated to Genzyme General to write down excess inventory used to make Ceredase-Registered Trademark- enzyme. We took this charge following our determination that, based on the status of our efforts to convert Gaucher disease patients to a treatment regimen using Cerezyme-Registered Trademark- enzyme, our existing supply of Ceredase-Registered Trademark- enzyme was sufficient to meet estimated patient needs.

    - a $10.4 million charge allocated to Genzyme Surgical Products to write down our inventory of Sepra products to net realizable value. The Sepra products are our line of products and product candidates designed to limit post-operative adhesions.

Without the effect of this charge, our product margin for 1998 would have been 70% and our total gross margin during that period would have been 66%.

    Excluding the charge described above, the increases in product margin and total gross margin during both periods were a result of increased efficiency and process improvements in manufacturing as well as increased sales of Cerezyme-Registered Trademark- enzyme.

    Our service margin also increased during both periods. These increases were attributable to:

    - an increase in sales of DNA and cancer testing services;

    - increased sales of Carticel-Registered Trademark- chondrocytes; and

    - a reduction in labor, materials and production costs for Carticel-Registered Trademark- chondrocytes and Epicel-TM- skin grafts.

OPERATING EXPENSES

1999 AS COMPARED TO 1998

    The increase in selling, general and administrative expense in 1999 as compared to 1998 was related to:

    - increased staffing to support the growth in several of Genzyme General's product lines;

    - an increased reserve for doubtful accounts in Genzyme General's genetic testing business;

                                     GCS-8

    - costs associated with the market introduction of Thyrogen-Registered Trademark- hormone in January 1999; and

    - an increase in professional service fees in connection with the creation of Genzyme Surgical Products as a separate division of Genzyme.

    The increase in research and development expense in 1999 as compared to 1998 was a result of:

    - increased costs in connection with the results of ATIII LLC, our joint venture with Genzyme Transgenics Corporation for the development and commercialization of transgenic recombinant human antithrombin III; and

    - increased spending on our program to develop Fabrazyme-TM- enzyme for the treatment of Fabry disease, and other internal programs.

    In the fourth quarter of 1998, Genzyme General began amortizing a milestone payment that it made to GelTex Pharmaceuticals, Inc. upon FDA approval of Renagel-Registered Trademark- capsules. As a result, amortization of intangibles increased slightly during 1999 as compared to 1998.

    The purchase of in-process research and development in 1999 consisted of costs incurred when we acquired Peptimmune, Inc.

1998 AS COMPARED TO 1997

    The increase in selling, general and administrative expense in 1998 as compared to 1997 was related to:

    - increased sales and marketing costs related to the product launch of Thyrogen-Registered Trademark- hormone; and

    - increased expenditures to support the increased sales of Cerezyme-Registered Trademark- enzyme.

    The increase in research and development expense in 1998 as compared to 1997 was attributable to $12.0 million in additional costs resulting from the consolidation of the results of ATIII LLC, for which there were no comparable amounts in 1997.

OTHER INCOME AND EXPENSES

                                                                        99/98                 98/97
                                                                 INCREASE/(DECREASE)   INCREASE/(DECREASE)
                                  1999       1998       1997          % CHANGE              % CHANGE
                                --------   --------   --------   -------------------   -------------------
                                              (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Equity in net loss of
  unconsolidated affiliates...  $(42,696)  $(29,006)  $(12,258)          47%                   137%
Gain on affiliate sale of
  stock.......................     6,683      2,369         --          182%                   N/A
Minority interest.............     3,674      4,285         --          (14)%                  N/A
Gain on sale of investments in
  equity securities...........     1,963      3,391         --          (42)%                  N/A
Gain on sale of product
  line........................     8,018     31,202         --          (74)%                  N/A
Charge for impaired
  investments.................    (5,712)    (3,397)        --           68%                   N/A
Other.........................    14,527         --     (2,000)         N/A                    N/A
Investment income.............    36,158     25,055     11,409           44%                   120%
Interest expense..............   (21,771)   (22,593)   (12,667)          (4)%                   78%
                                --------   --------   --------
Total other income (expense),
  net.........................  $    844   $ 11,306   $(15,516)         (93)%                  173%
                                ========   ========   ========

                                     GCS-9

EQUITY IN NET LOSS OF UNCONSOLIDATED AFFILIATES

    At December 31, 1999, we owned approximately 33% of the common stock of Genzyme Transgenics and record in net loss of unconsolidated affiliates our portion of its results. We also record the results of the following joint ventures in net loss of unconsolidated affiliates:

    JOINT VENTURE             PARTNER(S)          EFFECTIVE DATE           PRODUCT/INDICATION           GENZYME DIVISION
    -------------             ----------          --------------           ------------------           ----------------
RenaGel LLC             GelTex Pharmaceuticals,   June 1997        Renagel-Registered Trademark-       Genzyme General
                        Inc.                                         capsules for the reduction of
                                                                     serum phosphorus in patients
                                                                     with end-stage renal disease
BioMarin/ Genzyme LLC   BioMarin Pharmaceutical   September 1998   Aldvrazyme-TM- enzyme for the       Genzyme General
                        Inc.                                         treatment of
                                                                     mucopolysaccharidosis-I
Pharming/ Genzyme LLC   Pharming Group, N.V.      October 1998     Human alpha-glucosidase for the     Genzyme General
                                                                     treatment of Pompe disease
Diacrin/Genzyme LLC     Diacrin, Inc.             October 1996     Products using porcine fetal cells  Genzyme Tissue
                                                                     for the treatment of Parkinson's  Repair (until May
                                                                     and Huntington's diseases         1999); Genzyme
                                                                                                       General (after May
                                                                                                       1999)
StressGen/ Genzyme      StressGen                 July 1997        Stress gene therapies for the       Genzyme Molecular
LLC(1)                  Biotechnologies Corp.;                       treatment of cancer               Oncology
                        Canadian Medical
                        Discoveries Fund Inc.
                        (until October 1999)

------------------------------

(1) StressGen/Genzyme LLC was dissolved in December 1999.

    Our equity in net loss of unconsolidated affiliates increased as a result of:

    - increased losses from our joint ventures with GelTex, BioMarin, Pharming and Diacrin in both periods; and

    - a $1.0 million charge incurred in connection with our repurchase of one-half of the Canadian Medical Discoveries Fund's interest in StressGen/Genzyme LLC in October 1999.

    These increases were offset in part by decreased losses from Genzyme Transgenics for both periods.

GAIN ON AFFILIATE SALE OF STOCK

    In 1999 and 1998, we recorded gains on our investment in Genzyme Transgenics as a result of its issuance of additional shares of common stock.

MINORITY INTEREST

    We consolidate the results of ATIII LLC and record Genzyme Transgenics' portion of the losses of that joint venture as minority interest. Minority interest decreased in both periods, notwithstanding increases in ATIII LLC's losses, because Genzyme Transgenics' portion of those losses decreased.

GAIN ON SALE OF INVESTMENTS IN EQUITY SECURITIES

    We recorded gains of $2.0 million in January 1999 and $3.4 million in December 1998 upon our sales of shares of Techne Corporation common stock that we received when we sold our research products business to Techne.

GAIN ON SALE OF PRODUCT LINE

    In July 1999, we recorded a gain of $0.5 million in connection with the sale of our immunochemistry product lines to an operating unit of Sybron Laboratory Products Corporation.

                                     GCS-10

    In June 1999, we recorded a gain of $7.5 million representing the payment of a note receivable that we received as partial consideration for the sale of Genetic Design, Inc. in 1996. We had previously fully reserved the amount of this note because we considered the repayment of the note to be uncertain.

    In July 1998, we recorded a gain of $31.2 million in connection with the sale of our research products business to Techne.

CHARGE FOR IMPAIRED INVESTMENTS

    In 1999, we recorded $5.7 million in charges in connection with strategic investments in collaborators' common stock because we considered the decline in the value of those securities to be other than temporary.

    In 1998, we recorded a $3.4 million charge in connection with a strategic investment in a company because we considered the decline in the value of the company's common stock to be other than temporary.

OTHER

    In December 1999, we recorded a net gain of $14.4 million upon receipt of a payment associated with the termination of our agreement to acquire Cell Genesys, Inc.

INVESTMENT INCOME

    Our investment income for both periods increased because our cash balances were higher. The increase in cash balances was attributable to our issuance in May 1998 of $250.0 million in principal amount of 5 1/4% convertible subordinated notes and increased cash generated from operations.

INTEREST EXPENSE

    Our interest expense increased in both periods primarily as a result of the issuance of the 5 1/4% convertible subordinated notes.

                                     GCS-11

TAX PROVISION AND ALLOCATED TAX BENEFITS

                                                                        99/98                 98/97
                                                                 INCREASE/(DECREASE)   INCREASE/(DECREASE)
                                  1999       1998       1997          % CHANGE              % CHANGE
                                --------   --------   --------   -------------------   -------------------
                                              (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Provision for income taxes....  $(46,947)  $(39,870)  $(12,100)          18%                   230%
Net tax rate..................        40%        39%        47%

    Our tax rates for all periods vary from the U.S. statutory tax rate as a result of our:

    - provision for state income taxes;

    - use of a foreign sales corporation;

    - nondeductible amortization of intangibles;

    - use of tax credits; and

    - share of losses of unconsolidated affiliates.

LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 1999, we had cash, cash-equivalents, and short- and long-term investments of $653.0 million, an increase of $77.3 million from December 31, 1998.

    We generated $204.0 million in cash from our operations in 1999.

    Our investing activities used $182.2 million in cash in 1999. These activities generated:

    - $5.0 million from the sale of our immunochemistry product lines;

    - $11.1 million from the sale of Techne common stock; and

    - $8.4 million from the payment of a note issued in connection with our sale of Genetic Design.

These activities used:

    - $70.6 million for net purchases of investments;

    - $57.7 million to fund capital expenditures;

    - $40.0 million to fund our investments in joint ventures;

    - $6.5 million to fund our acquisition of Peptimmune;

    - $10.0 million to GelTex to make a milestone payment upon the first anniversary of FDA approval of Renagel-Registered Trademark- capsules;

    - $6.6 million to Genzyme Transgenics for the purchase of preferred stock;

    - $10.0 million to BioMarin for the purchase of common stock; and

    - $3.4 million to Genovo, Inc. for the purchase of preferred stock.

    In 1999, we received $60.0 million in cash from employee stock plans and borrowed $5.0 million under a bank credit facility. In 1999, we used
$85.1 million in cash to repay debt and capital lease obligations.

                                     GCS-12

    In 1999, we refinanced our $225 million revolving credit facility with a $50.0 million revolving credit facility that matures in November 2000 and a $100.0 million revolving credit facility that matures in November 2002. At December 31, 1999, $23.0 million was outstanding under the credit facility that matures in 2002.

    We believe that our available cash, investments and cash flow from operations will be sufficient to fund our planned operations and capital requirements for the foreseeable future. Although we currently have substantial cash resources and positive cash flow, we intend to use substantial portions of our available cash for:

    - product development and marketing;

    - expanding facilities; and

    - working capital.

    Our cash reserves will be further reduced to pay principal and interest on the following debt:

    - $250.0 million in principal under our 5 1/4% convertible subordinated notes due June 2005, which are convertible into GENZ Stock, GZMO Stock and GZSP Stock;

    - $21.2 million in principal under our 5% convertible subordinated debentures due August 2003, which are convertible into GENZ Stock; and

    If we use cash to pay or redeem this debt, including the interest due on it, our cash reserves will be diminished.

    In March 2000, we entered into an agreement to acquire Biomatrix, Inc. The consideration for the proposed acquisition consists of shares of a new series of our common stock and up to approximately $245 million in cash, allocated at the option of Biomatrix stockholders. To the extent we use cash to complete this acquisition, our cash reserves will be diminished.

    To satisfy these and other commitments, we may have to obtain additional financing. We cannot guarantee that we will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on favorable terms.

NEW ACCOUNTING PRONOUNCEMENT

    In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended by SFAS 137, is effective for our fiscal year beginning January 1, 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that we recognize all derivative instruments as either assets or liabilities on our balance sheets and measure those instruments at fair value. We are currently assessing the effects of adopting SFAS 133 and have not yet made a determination of the impact
SFAS 133 will have on our consolidated financial statements.

EURO - THE NEW EUROPEAN CURRENCY

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

                                     GCS-13

    The legacy currencies of these 11 countries are scheduled to remain legal tender in those countries as denominations of the Euro until January 1, 2002. Until that date, public and private parties may pay for goods and services using either the Euro or the participating country's legacy currency on a "no compulsion, no prohibition" basis.

    We have formed committees to address the business implications of the Euro conversion, communicate information about the conversion throughout the organization, create global coordination among functional areas and address specific accounting, treasury and tax issues relating to the Euro. Our management believes that the Euro conversion will not affect any of our outstanding foreign exchange forward contracts, or any other material commercial contracts. Similarly, our management does not foresee any increased currency exchange rate risk as a result of the Euro conversion.

    We are assessing whether there are any long term competitive implications of the Euro conversion. While no material risks have been identified to date, individual European governments may pressure us to have consistent European pricing, and individual customers and distributors in Europe may choose to begin purchasing products in the country where the Euro price is lowest.

    Because the Internal Revenue Service has not yet issued final regulations regarding the Euro, no assessment can be made as to the tax consequences of the conversion at this time. If the temporary regulations currently in place are adopted in their entirety, we believe that there will be no material tax consequences of the conversion.

    Because our existing accounting and finance software is currently able to use Euro-based accounts, we believe that the cost of upgrading software and other information systems for the conversion will be immaterial.

YEAR 2000

    Many computer systems and other equipment with embedded chips or processors experience problems handling dates beyond the year 1999. As a result, older programs may experience operating difficulties that cause date-sensitive transaction errors unless they are modified or upgraded to adequately address the problem.

    We conducted a Year 2000 compliance program intended to identify and minimize our exposure to Year 2000 problems. The compliance program was a coordinated effort conducted by each of our divisions, business units and departments using our own MIS personnel. The program involved four phases:

    - conducting an inventory of our Year 2000 issues;

    - prioritizing identified systems, programs and equipment based on materiality to our operations;

    - assessing Year 2000 compliance; and

    - resolving Year 2000 issues through upgrades, replacements or repairs.

    As of the date of this annual report, we have not experienced any material adverse effects on our business, results of operations or financial condition as a result of the Year 2000 issue.

    In 1999, we also conducted a survey of third parties that we consider critical to our business about their Year 2000 readiness. Based on the results of this survey, we believe that our critical suppliers and distributors have successfully transitioned into the year 2000 and we are not presently aware of any third party Year 2000 problems that could have a significant impact on our business.

    We will continue to monitor our operations and the operations of third parties critical to our operations for potential Year 2000 problems. However, we do not anticipate that we will discover any

                                     GCS-14
future Year 2000 issues that will have a material effect on our business, results of operations or financial condition.

    As of March 23, 2000, total costs incurred in connection with our Year 2000 compliance program were approximately $1.2 million and were funded through operations.

MARKET RISK

    We are exposed to potential loss from exposure to market risks represented principally by changes in interest rates, foreign exchange rates, and equity prices. At December 31, 1999 we held various derivative contracts in the form of foreign exchange forwards. The derivatives contain no leverage or option features. We also held a number of other financial instruments, including investments in marketable securities, and had balances outstanding under several debt securities.

INTEREST RATE RISK

    We are exposed to potential loss due to changes in interest rates. The principal interest rate exposure is to changes in domestic interest rates. Investments with interest rate risk include short-term deposits with financial institutions, and short-term and long-term investments in marketable securities. Debt with interest rate risk includes fixed rate convertible debt and borrowings under a credit facility.

    To estimate the potential loss due to changes in interest rates we performed a sensitivity analysis for a one-day horizon. In order to estimate the potential loss, we used an adverse change in interest rates of 100 basis points across the yield curve at year-end. We used the following assumptions in preparing the sensitivity analysis:

    - convertibles that are "in-the-money" at year end are considered equity securities and are excluded;

    - convertibles that are "out-of-the-money" at year end are treated as fixed rate debt securities and we assumed we will repay the principal amount in full at maturity and we ignored the exercise of embedded equity option; and

    - financial instruments contain no other call or leverage features material to our analysis.

    On this basis, we estimate the potential loss in fair value from changes in interest rates to be $3.1 million, virtually all of which is attributable to Genzyme General.

    The estimate of potential loss does not include a separate determination of potential losses due to changes in credit spreads. Our investments are investment grade securities and deposits are with investment grade financial institutions. We believe that the realization of losses due to changes in credit spreads is unlikely. The potential loss estimated above on all market risk sensitive instruments reflects a fair value loss on debt offset by a fair value loss on assets. We expect to hold our debt to maturity or conversion, whichever is sooner. Therefore, the realization of the potential loss on debt obligations is unlikely.

FOREIGN EXCHANGE RISK

    As a result of our worldwide operations, we face exposure to adverse movements in foreign currency exchange rates, primarily to the Euro and its component currencies, British pounds and Japanese yen. These exposures are reflected in market risk sensitive instruments, including foreign currency receivables and payables and foreign exchange forward contracts. During 1999, our risk management strategy related to foreign exchange exposure periodically included the use of forward contracts. As of December 31, 1999, we estimate the potential loss in fair value of the forward contracts due to a 10% change in exchange rates to be $2.1 million, virtually all of which is attributable to Genzyme General.

                                     GCS-15

EQUITY PRICE RISK

    We hold investments in a limited number of domestic and European equity securities, substantially all of which are allocated to Genzyme General. We estimate the potential loss in fair value due to a 10% decrease in equity prices of each security held at year-end to be $8.9 million. This estimate assumes no change in foreign exchange rates from year-end spot rates. The increase in potential equity risk is largely explained by the fact that the size of our portfolio has increased from a market value of $51 million to $96 million.

FACTORS AFFECTING FUTURE OPERATING RESULTS

    The future operating results of Genzyme Corporation and its subsidiaries could differ materially from the results described above due to the following risks and uncertainties, which relate to us generally and affect all of our operating divisions.

A REDUCTION IN REVENUES FROM SALES OF PRODUCTS THAT TREAT GAUCHER DISEASE WOULD
  HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

    We generate a majority of our product revenues from sales of enzyme-replacement products for patients with Gaucher disease. We entered this market in 1991 with Ceredase-Registered Trademark- enzyme. Because production of Ceredase-Registered Trademark- enzyme was subject to supply constraints, we developed Cerezyme-Registered Trademark- enzyme, a recombinant form of the enzyme. Recombinant technology uses specially engineered cells to produce enzymes, or other substances, by inserting into the cells of one organism the genetic material of a different species. In the case of Cerezyme-Registered Trademark- enzyme, Chinese hamster ovary cells are engineered to produce human alpha glucocerebrosidase. We stopped producing Ceredase-Registered Trademark- enzyme, except for small quantities, during 1998, after substantially all the patients who previously used
Ceredase-Registered Trademark- enzyme converted to
Cerezyme-Registered Trademark- enzyme. Sales of Ceredase-Registered Trademark-enzyme and Cerezyme-Registered Trademark- enzyme totaled $478.5 million for the year ended December 31, 1999, representing approximately 70% of our product revenues for that year.

    Because our business is highly dependent on Cerezyme-Registered Trademark-enzyme, a reduction in revenue from sales of this product would have an adverse effect on our operations and may cause the value of our securities to decline substantially. Revenues from Cerezyme-Registered Trademark- enzyme would be impacted negatively if competitors develop alternative treatments for Gaucher disease and these alternative products gained commercial acceptance. Some companies have initiated efforts to develop competitive products, and other companies may do so in the future. Cerezyme-Registered Trademark- enzyme has orphan drug status, providing it with market exclusivity in the U.S. until May 2001. We also have patents protecting its manufacturing method until 2010 and its composition until 2013. We cannot predict the effect that the expiration of orphan drug status and market exclusivity will have on sales of Cerezyme-Registered Trademark- enzyme after May 2001.

GOVERNMENT REGULATION IMPOSES SIGNIFICANT COSTS AND RESTRICTIONS ON THE
  DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS AND SERVICES.

    Our ability to successfully satisfy regulatory requirements will significantly determine our future success. We cannot guarantee that any required regulatory approvals will be granted or that they will be granted on a timely basis. The production and sale of healthcare products and provision of health care services are highly regulated. In particular, the U.S. Food and Drug Administration (FDA) and comparable agencies in foreign countries must approve human therapeutic and diagnostic products before they are marketed. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. This regulation may delay the time at which a product or service first can be sold, limit how a product or service may be used, or adversely impact third party reimbursement. In addition, therapies that have received, or in the future receive, regulatory approval for commercial sale may still face subsequent regulatory difficulties.

                                     GCS-16

The FDA and comparable foreign regulatory agencies, for example, may require postmarketing clinical trials. In addition, a marketed therapy, its manufacturer and the manufacturer's facilities are subject to continual review and periodic inspections by regulatory agencies. The discovery of previously unknown problems with a therapy, manufacturer or facility can result in restrictions on the therapy or manufacturer, including withdrawal of the therapy from the market. The failure to comply with applicable regulatory approval requirements can result in, among other things:

    - warning letters;

    - fines and other civil penalties;

    - suspended regulatory approvals;

    - refusal to approve pending applications or supplements to approved applications;

    - suspension of product sales in the U.S. and/or exports from the U.S.;

    - product recalls; and

    - seizure of products.

LEGISLATIVE CHANGES MAY ADVERSELY IMPACT OUR BUSINESS.

    Some of our products, including Cerezyme-Registered Trademark- enzyme, have been designated as orphan drugs under the Orphan Drug Act. The Orphan Drug Act provides incentives to manufacturers to develop and market drugs for rare diseases, generally by entitling the first developer that receives FDA marketing approval for an orphan drug to a seven-year exclusive marketing period in the U.S. for that product. Legislation periodically has been introduced in recent years to change the Orphan Drug Act to shorten the period of automatic market exclusivity and to allow marketing rights to simultaneous developers of the drug. We cannot be sure whether the Orphan Drug Act will be amended, or if amended, what effect the changes may have on us.

    We have also received orphan drug designation for some of our products that are still in development, including Fabrazyme-TM- enzyme for the treatment of Fabry disease. We are aware of other companies developing products for the treatment of Fabry disease. If any of those companies receive FDA approval for their Fabry disease therapy before we receive FDA approval for Fabrazyme-TM-enzyme, the Orphan Drug Act will preclude us from selling Fabrazyme-TM- enzyme in the U.S. for up to seven years.

    In addition, healthcare reform is an area of significant government focus. Any reform measures, if adopted, could adversely affect:

    - the pricing of therapeutic products in the U.S. or internationally; and

    - the amount of reimbursement available from governmental agencies or other third party payers.

BECAUSE THE DEVELOPMENT OF OUR PRODUCTS INVOLVES A LENGTHY AND COMPLEX PROCESS,
  IT IS UNCERTAIN WHETHER WE WILL BE ABLE TO COMMERCIALIZE ANY OF OUR PRODUCTS CURRENTLY IN DEVELOPMENT.

    Before we can commercialize our development-stage products, we will need to:

    - conduct substantial research and development;

    - undertake preclinical and clinical testing; and

    - pursue regulatory approvals.

                                     GCS-17

    This process involves a high degree of risk and takes several years. Our product development efforts may fail for many reasons, including:

    - the product fails in preclinical studies;

    - clinical trials may not support the safety or effectiveness of the product; or

    - we fail to obtain the required regulatory approvals.

We cannot guarantee that we will successfully develop any particular product.

ANY MARKETABLE PRODUCTS THAT WE DEVELOP MAY NOT BE COMMERCIALLY SUCCESSFUL.

    The commercial success of any marketable product that we develop will depend on many factors, including:

    - regulation by the FDA and other government authorities;

    - market acceptance by doctors and hospital administrators;

    - the effectiveness of our sales force;

    - the effectiveness of our production and marketing capabilities;

    - the success of competitive products; and

    - the availability of third party reimbursement.

We cannot guarantee that any product we successfully develop will be commercially successful.

WE MAY REQUIRE SIGNIFICANT ADDITIONAL FINANCING WHICH MAY NOT BE AVAILABLE ON
  FAVORABLE TERMS, IF AT ALL.

    As of December 31, 1999, we had approximately $653.0 million in cash, cash equivalents and short-and long-term investments, excluding investments in equity securities.

    Although we currently have substantial cash resources and positive cash flow, we intend to use substantial portions of our available cash for:

    - product development and marketing;

    - expanding facilities;

    - working capital; and

    - strategic business initiatives.

    We will further reduce available cash reserves to pay principal and interest on the following debt:

    - In May 1998, we issued $250.0 million in convertible notes, the entire principal amount of which is allocated to Genzyme General. These convertible notes bear interest at an annual rate of 5.25% and mature on June 1, 2005. However, the holders of these notes may exchange principal on the notes for shares of GENZ Stock, GZMO Stock, and GZSP Stock.

    - As of December 31, 1999, we owed approximately $23.0 million under a revolving credit facility with a group of commercial banks. Of this amount, we have allocated $18.0 million to Genzyme Tissue Repair and $5.0 million to Genzyme Molecular Oncology. Amounts borrowed under this revolving credit facility bear interest at a floating rate based upon an applicable margin above either the prime rate announced by Fleet National Bank or the London InterBank Offered Rate. We must repay all borrowings under this facility no later than November 12, 2002.

    - In August 1998, we issued $21.2 million in convertible debentures, the entire principal amount of which is allocated to Genzyme General. These convertible debentures bear interest at an annual rate of 5% and mature on August 29, 2003, but the holders of these convertible debentures may

                                     GCS-18
      exchange principal, and under some circumstances interest, on the convertible debentures for shares of GENZ Stock.

    If we use cash to pay or redeem this debt, including the principal and interest due on it, our cash reserves will be diminished.

    In March 2000, we entered into an agreement to acquire Biomatrix, Inc. The consideration for the proposed acquisition consists of shares of a new series of our common stock and up to approximately $245 million in cash, allocated at the option of Biomatrix stockholders. To the extent we use cash to complete this acquisition, our cash reserves will be diminished.

    To satisfy these and other commitments, we may have to obtain additional financing. We cannot guarantee that we will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on favorable terms.

WE MAY FAIL TO PROTECT ADEQUATELY OUR PROPRIETARY TECHNOLOGY, WHICH WOULD ALLOW
  COMPETITORS TO TAKE ADVANTAGE OF OUR RESEARCH AND DEVELOPMENT EFFORTS.

    Our long-term success largely depends on our ability to obtain and maintain patent and other proprietary right protection for our technology and products. If we fail to obtain or maintain these protections, we may not be able to prevent third parties from using our proprietary rights.

    Patents based on our currently pending or our future patent applications may not issue. In addition, our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products, or provide us with any competitive advantage. Further, our patents, our collaborators' patents, and those patents for which we have license rights may be challenged, narrowed, invalidated or circumvented.

    The U.S. Patent and Trademark Office and the courts have not established a consistent policy regarding the breadth of claims allowed in biotechnology patents. The allowance of broader claims may increase the incidence and cost of patent interference proceedings and the risk of infringement litigation. On the other hand, the allowance of narrower claims may limit the value of our proprietary rights. Any policies that are adopted may result in changes in or interpretations of the patent laws that adversely affect our patent position.

    We also rely upon trade secrets, proprietary know-how, and continuing technological innovation to remain competitive. We have taken measures to protect our trade secrets and know-how, including the use of confidentiality agreements with our employees, consultants and corporate collaborators. It is possible that these agreements may be breached and that any remedies for a breach will not make us whole. We also cannot guarantee that other parties will not independently develop our know-how or otherwise obtain access to our technology.

WE MAY BE REQUIRED TO LICENSE TECHNOLOGY FROM COMPETITORS IN ORDER TO DEVELOP
  AND COMMERCIALIZE SOME OF OUR PRODUCTS AND SERVICES, AND IT IS UNCERTAIN WHETHER THESE LICENSES WILL BE AVAILABLE.

    Third party patent rights and pending patent applications filed by third parties, if issued, may cover some of the products that we or our strategic collaborators are developing or testing. As a result, we or a strategic collaborator may be required to obtain licenses from the holders of these patents in order to use, manufacture or sell these products and services, and payments under these licenses may reduce the profitability of the products. Furthermore, we cannot be sure that these licenses would be available to us on acceptable terms or at all. If these licenses are not available, our or our strategic collaborators' ability to commercialize these products and services may be impaired.

WE MAY INCUR SUBSTANTIAL COSTS AS A RESULT OF LITIGATION OR OTHER PROCEEDINGS
  RELATING TO PATENT AND OTHER INTELLECTUAL PROPERTY RIGHTS.

    If we or one of our strategic collaborators initiate litigation to enforce our patent or license rights, or are required to defend these rights in response to third party claims, it could consume a substantial

                                     GCS-19
portion of our resources. We cannot guarantee that we or our strategic collaborator would prevail in such litigation. If we do not prevail, we or our strategic collaborators may be required to:

    - pay monetary damages;

    - stop commercial activities relating to the affected products or services;
      or

    - obtain a license in order to continue manufacturing or marketing the affected products or services.

    If we are required to pay damages or if commercial activities are disrupted, our business or financial position may be negatively impacted. In addition, if we or our strategic collaborators are required to obtain a license, we cannot guarantee that one would be made available to us or made available on acceptable terms or at all.

WE MAY BE LIABLE FOR PRODUCT LIABILITY CLAIMS NOT COVERED BY INSURANCE.

    Individuals who use our products or services may bring product liability claims against us. While we have taken, and continue to take, what we believe are appropriate precautions, we cannot guarantee that we will avoid significant liability exposure. We have only limited amounts of product liability insurance, and we cannot be sure that this insurance will provide sufficient coverage against any product liability claims. If we attempt to obtain additional insurance in the future, we may not be able to do so on acceptable terms, and any additional insurance we do obtain may not provide adequate coverage against any asserted claims. In addition, regardless of merit or eventual outcome, product liability claims may result in:

    - diversion of management time and attention;

    - expenditure of large amounts of cash on legal fees, expenses and payment of damages;

    - decreased demand for our products and services; and

    - injury to our reputation.

OUR COMPETITORS IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES MAY HAVE
  SUPERIOR PRODUCTS, MANUFACTURING CAPABILITIES OR MARKETING EXPERTISE.

    The human health care products and services industry is extremely competitive. Our competitors include major pharmaceutical companies and other biotechnology companies. Some of these competitors may have more extensive research and development, marketing and production capabilities. Some competitors also may have greater financial resources than us. Our future success will depend on our ability to develop and market effectively our products against those of our competitors.

IF WE ARE UNABLE TO KEEP UP WITH RAPID TECHNOLOGICAL CHANGES, OUR PRODUCTS OR
  SERVICES MAY BECOME OBSOLETE.

    The field of biotechnology is characterized by significant and rapid technological change. Although we attempt to expand our technological capabilities in order to remain competitive, research and discoveries by others may make our products or services obsolete. For example, some of our competitors may develop a product to treat Gaucher disease that is more effective or less expensive than Cerezyme-Registered Trademark- enzyme.

IF WE FAIL TO OBTAIN ADEQUATE LEVELS OF REIMBURSEMENT FOR OUR PRODUCTS FROM
  THIRD PARTY PAYERS, THE COMMERCIAL POTENTIAL OF OUR PRODUCTS WILL BE SIGNIFICANTLY LIMITED.

    A substantial portion of our revenue comes from payments by third party payers, including government health administration authorities and private health insurers. Third party payers may not reimburse patients for newly approved health care products. Increasingly, third party payers are attempting to contain healthcare costs by:

    - challenging the prices charged for healthcare products and services;

    - limiting both coverage and the amount of reimbursement for new therapeutic products;

                                     GCS-20

    - denying or limiting coverage for products that are approved by the FDA, but are considered experimental or investigational by third party payers; and

    - refusing, in some cases, to provide coverage when an approved product is used for disease indications in a way that has not received FDA marketing approval.

    Government and other third party payers may not provide adequate insurance coverage or reimbursement for our products and services, which could impair our financial results.

    In addition, Congress occasionally has discussed implementing broad-based measures to contain healthcare costs. It is possible that Congress will enact legislation specifically designed to contain healthcare costs. We cannot predict the effect that legislation of this type would have on our business.

CHANGES IN THE ECONOMIC, POLITICAL, LEGAL AND BUSINESS ENVIRONMENTS IN THE
  FOREIGN COUNTRIES IN WHICH WE DO BUSINESS COULD CAUSE OUR INTERNATIONAL SALES AND OPERATIONS, WHICH ACCOUNT FOR A SIGNIFICANT PERCENTAGE OF OUR CONSOLIDATED NET SALES, TO BE LIMITED OR DISRUPTED.

    Our international operations accounted for 41% of our consolidated revenues in 1999 and 1998, and we expect that international sales will continue to account for a significant percentage of our revenues for the foreseeable future. In addition, we have direct investments in a number of subsidiaries outside of the U.S., primarily in Europe and Japan. Our international sales and operations could be limited or disrupted, and the value of our direct investments may be adversely affected, by any of the following:

    - fluctuations in currency exchange rates;

    - the imposition of government controls;

    - less favorable intellectual property or other applicable laws;

    - the inability to obtain any necessary foreign regulatory approvals of products in a timely manner;

    - import and export license requirements;

    - political instability;

    - trade restrictions;

    - changes in tariffs;

    - difficulties in staffing and managing international operations; and

    - longer payment cycles.

    A significant portion of our business is conducted in currencies other than the U.S. dollar, which is our reporting currency. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations among the U.S. dollar and the currencies in which we do business have caused foreign currency transaction gains and losses in the past and will likely do so in the future. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates.

SEVERAL ANTI-TAKEOVER PROVISIONS MAY DEPRIVE OUR STOCKHOLDERS OF THE OPPORTUNITY
  TO RECEIVE A PREMIUM FOR THEIR SHARES UPON A CHANGE IN CONTROL.

    Provisions of Massachusetts law and our charter, by-laws and shareholder rights plan could delay or prevent a change in control of Genzyme or a change in our management.

    Our tracking stock structure may also deprive our stockholders of the opportunity to receive a premium for their shares upon a change in control because, in order to obtain control of a particular division, an acquiror would have to obtain control of the entire corporation.

    In addition, our board of directors may, in their sole discretion:

    - exchange shares of GZMO Stock, GZSP Stock or GZTR Stock for GENZ Stock at a 30% premium over the market value of the exchanged shares; and

                                     GCS-21

    - issue shares of undesignated preferred stock from time to time in one or more series.

    Either of these board actions could increase the cost of an acquisition of Genzyme and thus discourage a takeover attempt.

SUBSEQUENT EVENTS

    In March 1999, we entered into an agreement to acquire Biomatrix, Inc. Upon completion of the acquisition, we will form a new operating division called Genzyme Biosurgery and create a new series of common stock to reflect its value and track its performance. We refer to this stock as "GZBX Stock." In connection with the merger, the assets of Genzyme Surgical Products and Genzyme Tissue Repair will become part of Genzyme Biosurgery. In addition, GZSP Stock and GZTR Stock will be exchanged for GZBX Stock. We will account for the acquisition of Biomatrix as a purchase.

    Biomatrix stockholders will have the option of receiving $37.00 in cash or one share of GZBX Stock for each share of Biomatrix common stock they hold. The merger agreement provides, however, that the cash component of the merger consideration will be capped at 35% of the total consideration, or approximately $245 million.

    Holders of GZSP Stock will receive 0.6060 share of GZBX Stock for each share of GZSP Stock they hold, and holders of GZTR Stock will receive 0.3352 share of GZBX Stock for each share of GZTR Stock they hold.

    The acquisition, which we expect to complete in the second quarter of 2000, is subject to:

    - approval by Biomatrix's shareholders;

    - approval by our shareholders, including separate approvals of the holders of GZSP Stock and GZTR Stock;

    - clearance under federal antitrust laws; and

    - other customary closing conditions.

GENZYME TRANSGENICS

    In February 2000, we converted our shares of the Series B Convertible Preferred Stock of Genzyme Transgenics into 1,048,021 shares of Genzyme Transgenics common stock. Also in February 2000, Genzyme Transgenics completed a public offering of its common stock. We will recognize a gain on affiliate sale of stock of approximately $20 million in the first quarter of 2000.

PUBLIC OFFERING OF GZMO STOCK

    In March 2000, we announced a proposed public offering of 3,000,000 shares of GZMO Stock.

                                     GCS-22

                      GENZYME CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                     FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                              (AMOUNTS IN THOUSANDS, EXCEPT PER
                                                                       SHARE AMOUNTS)
Revenues:
  Net product sales.........................................  $683,482    $613,685    $529,927
  Net service sales.........................................    79,448      74,791      67,158
  Revenue from research and development contracts:
    Related parties.........................................     2,012       5,745       8,356
    Other...................................................     7,346      15,114       3,400
                                                              --------    --------    --------
      Total revenues........................................   772,288     709,335     608,841

Operating costs and expenses:
  Cost of products sold.....................................   182,337     211,076     206,028
  Cost of services sold.....................................    49,444      48,586      47,289
  Selling, general and administrative.......................   242,797     215,203     200,476
  Research and development (including research and
    development related to contracts).......................   150,516     119,005      89,558
  Amortization of intangibles...............................    24,674      24,334      17,245
  Purchase of in-process research and development...........     5,436          --       7,000
                                                              --------    --------    --------
      Total operating costs and expenses....................   655,204     618,204     567,596
                                                              --------    --------    --------
Operating income............................................   117,084      91,131      41,245

Other income (expenses):
  Equity in net loss of unconsolidated affiliates...........   (42,696)    (29,006)    (12,258)
  Gain on affiliate sale of stock...........................     6,683       2,369          --
  Gain on sale of investments in equity securities..........     1,963       3,391          --
  Minority interest.........................................     3,674       4,285          --
  Gain on sale of product line..............................     8,018      31,202          --
  Charge for impaired investments...........................    (5,712)     (3,397)         --
  Other.....................................................    14,527          --      (2,000)
  Investment income.........................................    36,158      25,055      11,409
  Interest expense..........................................   (21,771)    (22,593)    (12,667)
                                                              --------    --------    --------
      Total other income (expenses).........................       844      11,306     (15,516)
                                                              --------    --------    --------
Income before income taxes..................................   117,928     102,437      25,729
Provision for income taxes..................................   (46,947)    (39,870)    (12,100)
                                                              --------    --------    --------
Net income..................................................  $ 70,981    $ 62,567    $ 13,629
                                                              ========    ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                     GCS-23

                      GENZYME CORPORATION AND SUBSIDIARIES

                                                                     FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                              (AMOUNTS IN THOUSANDS, EXCEPT PER
                                                                       SHARE AMOUNTS)
ATTRIBUTABLE TO GENZYME GENERAL:
  Net income................................................  $142,077    $133,052    $ 76,642
  Tax benefit allocated from Genzyme Molecular Oncology.....     7,812       3,527       2,755
  Tax benefit allocated from Genzyme Surgical Products......    16,128      17,936      10,112
  Tax benefit allocated from Genzyme Tissue Repair..........    10,866      16,394      17,666
                                                              --------    --------    --------
  Net income attributable to GENZ Stock.....................  $176,883    $170,909    $107,175
                                                              ========    ========    ========
Per GENZ common share:
Net income per GENZ common share--basic.....................  $   2.13    $   2.16    $   1.40
                                                              ========    ========    ========
Weighted average shares outstanding.........................    83,092      79,063      76,531
                                                              ========    ========    ========
  Net income per GENZ common and common equivalent
    share--diluted..........................................  $   2.00    $   2.06    $   1.36
                                                              ========    ========    ========
  Adjusted weighted average shares outstanding..............    93,228      85,822      78,925
                                                              ========    ========    ========
ATTRIBUTABLE TO GENZYME MOLECULAR ONCOLOGY:
  Net loss..................................................  $(28,832)   $(19,107)   $(19,578)
                                                              ========    ========    ========
  Per GZMO basic and diluted common share:
    Net loss................................................  $  (2.25)   $  (3.81)
                                                              ========    ========
  Weighted average shares outstanding.......................    12,826       5,019
                                                              ========    ========
  Per GZMO pro forma basic and diluted common share:
    Pro forma net loss......................................                          $  (4.98)
                                                                                      ========
  Pro forma weighted average shares outstanding.............                             3,929
                                                                                      ========
ATTRIBUTABLE TO GENZYME SURGICAL PRODUCTS:
  Net loss..................................................  $(48,037)   $(49,856)   $(29,740)
                                                              ========    ========    ========
  Per GZSP pro forma basic and diluted common share:
    Pro forma net loss......................................  $  (3.25)   $  (3.37)   $  (2.01)
                                                              ========    ========    ========
  Pro forma weighted average shares outstanding.............    14,800      14,800      14,800
                                                              ========    ========    ========
ATTRIBUTABLE TO GENZYME TISSUE REPAIR:
  Net loss..................................................  $(30,040)   $(40,386)   $(45,984)
                                                              ========    ========    ========
  Per GZTR basic and diluted common share:
    Net loss................................................  $  (1.26)   $  (1.99)   $  (3.07)
                                                              ========    ========    ========
  Weighted average shares outstanding.......................    23,807      20,277      14,976
                                                              ========    ========    ========
COMPREHENSIVE INCOME:
  Net income................................................  $ 70,981    $ 62,567    $ 13,629
  Other comprehensive income (loss) net of tax:
    Foreign currency translation adjustments................   (14,883)      7,681     (11,704)
    Unrealized (gains) losses on securities:
      Unrealized (gains) losses arising during the period...    24,946      (6,043)        817
      Reclassification adjustment for gains (losses)
        included in net income..............................     2,092       2,100          --
                                                              --------    --------    --------
        Unrealized gains (losses) on securities, net........    27,038      (3,943)        817
                                                              --------    --------    --------
  Other comprehensive income (loss).........................    12,155       3,738     (10,887)
                                                              --------    --------    --------
  Comprehensive income......................................  $ 83,136    $ 66,305    $  2,742
                                                              ========    ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                     GCS-24

                      GENZYME CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1999         1998
                                                              ----------   ----------
                                                              (AMOUNTS IN THOUSANDS)
                                       ASSETS
Current assets:
  Cash and cash equivalents.................................  $  130,156   $  118,612
  Short-term investments....................................     255,846      175,453
  Accounts receivable, net..................................     166,803      163,042
  Inventories...............................................     117,269      109,833
  Prepaid expenses and other current assets.................      18,918       31,467
  Deferred tax assets--current..............................      41,195       39,725
                                                              ----------   ----------
    Total current assets....................................     730,187      638,132

  Property, plant and equipment, net........................     383,181      382,619
  Long-term investments.....................................     266,988      281,664
  Intangibles, net..........................................     253,153      279,516
  Deferred tax assets--noncurrent...........................      18,631       24,277
  Investments in equity securities..........................      97,859       51,977
  Other noncurrent assets...................................      37,283       30,669
                                                              ----------   ----------
    Total assets............................................  $1,787,282   $1,688,854
                                                              ==========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                                     GCS-25

                      GENZYME CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1999         1998
                                                              ----------   ----------
                                                              (AMOUNTS IN THOUSANDS)
                        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   27,853   $   27,604
  Accrued expenses..........................................      73,359       72,370
  Payable to joint venture..................................          --        1,181
  Income taxes payable......................................      27,946       16,543
  Deferred revenue..........................................       3,700        2,731
  Current portion of long-term debt and capital lease
    obligations.............................................       5,080      100,568
                                                              ----------   ----------
    Total current liabilities...............................     137,938      220,997
Noncurrent liabilities:
Long-term debt..............................................      18,000        3,087
Convertible notes and debentures............................     272,622      284,138
Other noncurrent liabilities................................       2,330        8,078
                                                              ----------   ----------
    Total liabilities.......................................     430,890      516,300
Commitments and contingencies (See Notes)
Stockholders' equity:
  Preferred Stock, $0.01 par value, 10,000,000 shares
    authorized; no shares issued and outstanding............          --           --
    Preferred Stock, Series A Junior Participating, $0.01
      par value, 2,000,000 shares authorized; no shares
      issued and outstanding................................          --           --
    Preferred Stock, Series B Junior Participating, $0.01
      par value, 400,000 shares authorized; no shares issued
      and outstanding.......................................          --           --
    Preferred Stock, Series C Junior Participating, $0.01
      par value, 400,000 shares authorized; no shares issued
      and outstanding.......................................          --           --
    Preferred Stock, Series D Junior Participating, $0.01
      par value, 400,000 shares authorized; no shares issued
      and outstanding.......................................          --           --
  Common Stock $0.01 par value, 390,000,000 shares
    authorized; 141,000,483 issued and outstanding:
    GENZ Stock, $0.01 par value, 200,000,000 shares
      authorized; 84,351,662 shares issued and 84,245,304
      shares outstanding at December 31, 1999 and 81,517,446
      shares issued and 81,411,088 shares outstanding at
      December 31, 1998.....................................         842          814
    GZMO Stock, $0.01 par value, 40,000,000 shares
      authorized; 13,421,018 shares issued and outstanding
      at December 31, 1999 and 12,648,295 shares issued and
      outstanding at December 31, 1998......................         134          126
    GZSP Stock, $0.01 par value, 60,000,000 shares
      authorized; 14,835,161 shares issued and outstanding
      at December 31,1999...................................         148           --
    GZTR Stock, $0.01 par value, 40,000,000 shares
      authorized; 28,503,728 shares issued and 28,498,729
      shares outstanding at December 31, 1999 and 20,925,809
      shares issued and 20,920,810 shares outstanding at
      December 31, 1998.....................................         285          209
Treasury common stock, at cost:
  GENZ Stock, 106,358 shares at both December 31, 1999 and
    1998....................................................        (901)        (901)
Additional paid-in capital--Genzyme General.................     469,776      593,042

                                     GCS-26

                      GENZYME CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1999         1998
                                                              ----------   ----------
                                                              (AMOUNTS IN THOUSANDS)
Additional paid-in capital--Genzyme Molecular Oncology......      67,672       63,427
Additional paid-in capital--Genzyme Surgical Products.......     542,343      365,785
Additional paid-in capital--Genzyme Tissue Repair...........     217,103      174,198
Retained earnings (accumulated deficit).....................      57,202      (13,779)
Accumulated other comprehensive income (loss)...............       1,788      (10,367)
                                                              ----------   ----------
Total stockholders' equity..................................   1,356,392    1,172,554
                                                              ----------   ----------
Total liabilities and stockholders' equity..................  $1,787,282   $1,688,854
                                                              ==========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                                     GCS-27

                      GENZYME CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                   (AMOUNTS IN THOUSANDS)
OPERATING ACTIVITIES:
Net income..................................................  $  70,981   $  62,567   $  13,629
Reconciliation of net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................     70,651      58,869      50,964
  Loss on disposal of fixed assets..........................      1,008         108       1,258
  Non-cash compensation expense.............................         68       8,740       3,160
  Equity in loss of unconsolidated affiliates...............     42,696      29,006      12,258
  Accrued interest/amortization of marketable securities....       (493)     (6,923)       (900)
  Provisions for bad debts and inventory....................     18,599      11,990      14,580
  Accretion of debt conversion feature......................         --       3,025       2,028
  Gain on affiliate sale of stock...........................     (6,683)     (2,369)         --
  Minority interest in net loss of subsidiary...............     (3,674)     (4,285)         --
  Gain on sale of product line..............................     (8,018)    (31,202)         --
  Gain on sale of investments in equity securities..........     (1,963)     (3,391)         --
  Charge for impaired investments...........................      5,712       3,397          --
  Deferred income tax benefit...............................     (6,061)     (5,669)     (5,061)
  Charge for in-process research and development............      5,436          --       7,000
  Other.....................................................        626          26         528
  Increase (decrease) in cash from working capital:
    Accounts receivable.....................................    (18,682)    (46,215)    (11,076)
    Inventories.............................................    (15,258)     27,907     (29,299)
    Prepaid expenses and other assets.......................     12,215     (11,987)    (10,062)
    Accounts payable, accrued expenses, income taxes payable
      and deferred revenue..................................     36,851      17,509      (9,333)
                                                              ---------   ---------   ---------
      Net cash provided by operating activities.............    204,011     111,103      39,674

INVESTING ACTIVITIES:
Purchases of investments....................................   (509,177)   (441,487)   (147,897)
Sales and maturities of investments.........................    438,530     136,605      81,185
Proceeds from sale of investments in equity securities......     11,090       9,564          --
Acquisitions of property, plant and equipment...............    (57,724)    (39,467)    (29,309)
Sale of property, plant and equipment.......................        188       1,262         852
Proceeds from sale of product line..........................      5,000      24,760          --
Acquisitions, net of acquired cash and assumed
  liabilities...............................................     (6,500)     (9,949)          9
Purchase of technology rights...............................    (11,400)    (15,100)         --
Purchase of investments in equity securities................    (17,700)    (25,783)    (13,993)
Investments in unconsolidated affiliates....................    (46,621)    (21,974)         --
Loans to affiliates.........................................         --      (1,000)     (4,601)
Proceeds from notes receivable..............................      8,360          --          --
Repayment of loans by affiliates............................         --       3,019          --
Final distribution from joint venture.......................        881          --          --
Other.......................................................      2,859      (5,592)     (1,419)
                                                              ---------   ---------   ---------
      Net cash used in investing activities.................   (182,214)   (385,142)   (115,173)

  The accompanying notes are an integral part of these consolidated financial statements.

                                     GCS-28

                      GENZYME CORPORATION AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                                                   FOR THE YEARS ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
FINANCING ACTIVITIES:
Proceeds from issuance of common stock......................    59,986     76,860    156,036
Proceeds from issuance of debt..............................     5,000    250,000     32,127
Payments of debt............................................   (85,081)   (38,833)  (101,115)
Bank overdraft..............................................     9,625         --         --
Other.......................................................     2,289      1,884         --
                                                              --------   --------   --------
      Net cash (used in) provided by financing activities...    (8,181)   289,911     87,048

Effect of exchange rate changes on cash.....................    (2,072)       334     (2,275)
                                                              --------   --------   --------

Increase in cash and cash equivalents.......................    11,544     16,206      9,274
Cash and cash equivalents at beginning of period............   118,612    102,406     93,132
                                                              --------   --------   --------

Cash and cash equivalents at end of period..................  $130,156   $118,612   $102,406
                                                              ========   ========   ========

Supplemental disclosures of cash flows:
Cash paid during the year for:
  Interest..................................................  $ 20,151   $ 17,385   $  9,811
  Income taxes..............................................  $ 30,992   $ 24,463   $ 18,887

Supplemental disclosures of non-cash transactions:
Other gains and charges--Note B.
Dispositions of assets--Note C.
Acquisitions--Note D.
Investment in unconsolidated affiliate--Note I.
Conversion of 5% convertible subordinated note--Note K.
Conversion of 6% convertible subordinated debentures into 5%
  convertible subordinated debentures--Note K.
Warrant exercise--Note L.
Distributions of GZMO, GZSP and GZTR designated shares--
  Note L.

  The accompanying notes are an integral part of these consolidated financial statements.

                                     GCS-29

                      GENZYME CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                             SHARES IN THOUSANDS              DOLLARS IN THOUSANDS
                                                        ------------------------------   ------------------------------
                                                          1999       1998       1997       1999       1998       1997
                                                        --------   --------   --------   --------   --------   --------
COMMON STOCKS:
GENZ STOCK:
  Balance at beginning of year........................   81,395     77,693     75,537     $ 814      $ 777      $ 755
  Issuance of GENZ Stock under stock plans............    2,850      3,695      2,117        28         37         22
  Exercise of warrants................................       --          7         39        --         --         --
                                                         ------     ------     ------     -----      -----      -----
  Balance at end of year..............................   84,245     81,395     77,693     $ 842      $ 814      $ 777
                                                         ======     ======     ======     =====      =====      =====
GZMO STOCK:
  Balance at beginning of year........................   12,648      3,929         --     $ 126      $  39      $  --
  Issuance of GZMO Stock under stock plans............      129          1         --         2         --         --
  Exercise of warrants................................       --          1         --        --         --         --
  Issuance of GZMO designated shares..................       27      8,717         --        --         87         --
  Issuance of GZMO Stock in connection with the
    purchase of joint venture interest................      617         --         --         6         --         --
  Issuance of GZMO Stock in connection with the
    acquisition of PharmaGenics.......................       --         --      3,929        --         --         39
                                                         ------     ------     ------     -----      -----      -----
  Balance at end of year..............................   13,421     12,648      3,929     $ 134      $ 126      $  39
                                                         ======     ======     ======     =====      =====      =====
GZSP STOCK:
  Balance at beginning of year........................       --         --         --     $  --      $  --      $  --
  Initial distribution of GZSP designated shares......   14,792         --         --       148         --         --
  Issuance of GZSP Stock under stock plans............       43         --         --        --         --
                                                         ------     ------     ------     -----      -----      -----
  Balance at end of year..............................   14,835         --         --     $ 148      $  --      $  --
                                                         ======     ======     ======     =====      =====      =====
GZTR STOCK:
  Balance at beginning of year........................   20,921     19,941     13,162     $ 209      $ 199      $ 132
  Issuance of GZTR Stock under stock plans............      320        756        487         3          8          4
  Issuance of GZTR designated shares..................       --                 2,292        --         --         23
  Shares issued in public offering....................       --         --      4,000        --         --         40
  Issuance of GZTR Stock in connection with conversion
    of 6% convertible note............................    7,258        224         --        73          2         --
                                                         ------     ------     ------     -----      -----      -----
  Balance at end of year..............................   28,499     20,921     19,941     $ 285      $ 209      $ 199
                                                         ======     ======     ======     =====      =====      =====
TREASURY COMMON STOCK (AT COST):
GENZ Stock:
Balance at beginning of year..........................     (106)      (106)      (106)    $(901)     $(901)     $(890)
Purchases.............................................       --         --         --        --         --        (11)
                                                         ------     ------     ------     -----      -----      -----
Balance at end of year................................     (106)      (106)      (106)    $(901)     $(901)     $(901)
                                                         ======     ======     ======     =====      =====      =====

  The accompanying notes are an integral part of these consolidated financial statements.

                                     GCS-30

                      GENZYME CORPORATION AND SUBSIDIARIES

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
ADDITIONAL PAID-IN CAPITAL:
  GENZYME GENERAL:
    Balance at beginning of year............................  $593,035   $571,530   $572,879
    Issuance of GENZ Stock under stock plans................    59,587     74,323     35,888
    Exercise of warrants....................................        --        289        855
    Allocation to Genzyme Tissue Repair for GZTR designated
      shares................................................    (4,937)        --    (14,892)
    Tax benefit from disqualified dispositions..............    24,238     18,561      4,127
    Allocation of cash to Genzyme Molecular Oncology for
      GZMO designated shares................................        --     (5,000)    (2,886)
    Allocation to Genzyme Surgical Products.................  (176,706)   (41,975)   (25,669)
    Exchange of 6% debentures convertible into shares of
      GZMO Stock for 5% debentures convertible into shares
      of GENZ Stock.........................................        --    (19,802)        --
    Conversion of note receivable from Genzyme Molecular
      Oncology into GZMO designated shares..................        --     (2,696)        --
    Transfer of interest in joint venture from Genzyme
      Tissue Repair.........................................   (25,000)        --         --
    Loss on purchase of facility from Genzyme Tissue
      Repair................................................        --       (711)        --
    Payment to Genzyme Tissue Repair for research program...      (100)      (250)        --
    Stock compensation expense..............................        58         48      1,218
    Purchase of treasury stock..............................        --         --         10
    Other...................................................      (399)    (1,282)        --
                                                              --------   --------   --------
    Balance at end of year..................................  $469,776   $593,035   $571,530
                                                              ========   ========   ========
  GENZYME MOLECULAR ONCOLOGY:
    Balance at beginning of year............................  $ 63,427   $ 34,517   $     --
    Issuance of GZMO Stock under stock plans................       306          7         --
    Issuance of GZMO Stock in connection with declared
      dividend of GZMO designated shares....................        --        (87)        --
    Conversion of note payable to Genzyme General into GZMO
      designated shares.....................................        --      2,696         --
    Issuance of GZMO Stock in connection with the
      acquisition of PharmaGenics...........................        --         --     27,330
    Sale of warrants........................................        --         --        724
    Value of debt conversion feature........................        --         --      3,529
    Exchange of 6% debentures convertible into shares of
      GZMO Stock for 5% debentures convertible into shares
      of GENZ Stock.........................................        --     19,802         --
    Allocation from Genzyme General for GZMO designated
      shares................................................        --      5,000      2,886
    Shares issued upon purchase of joint venture interest...     3,929         --         --
    Stock compensation expense (unearned compensation),
      net...................................................        10        113       (116)
    Other...................................................        --      1,379        164
                                                              --------   --------   --------
    Balance at end of year..................................  $ 67,672   $ 63,427   $ 34,517
                                                              ========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                     GCS-31

                      GENZYME CORPORATION AND SUBSIDIARIES

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
GENZYME SURGICAL PRODUCTS:
  Balance at beginning of year..............................  $365,785   $323,810   $298,141
  Allocation from Genzyme General...........................   176,706     41,975     25,669
  Initial distribution of GZSP designated shares............      (148)        --         --
                                                              --------   --------   --------
  Balance at end of year....................................  $542,343   $365,785   $323,810
                                                              ========   ========   ========
GENZYME TISSUE REPAIR:
  Balance at beginning of year..............................  $174,198   $170,430   $122,385
  Issuance of GZTR Stock under stock plans..................       458      2,101      2,434
  Issuance of GZTR designated shares........................        --         --        (23)
  Issuance of GZTR Stock in public offering.................        --         --     28,997
  Issuance of GZTR Stock in connection with conversion of 6%
    convertible note........................................    12,410        598         --
  Value of debt conversion feature..........................        --         --      1,524
  Gain on transfer of interest in joint venture to Genzyme
    General.................................................    25,000         --         --
  Gain on transfer of facility..............................        --        711         --
  Payment from Genzyme General for research program.........       100        250         --
  Allocation from Genzyme General for GZTR designated
    shares..................................................     4,937         --     14,892
  Stock compensation expense (unearned compensation), net...        --        108        221
                                                              --------   --------   --------
  Balance at end of year....................................  $217,103   $174,198   $170,430
                                                              ========   ========   ========
RETAINED EARNINGS (ACCUMULATED DEFICIT):
  Balance at beginning of year..............................  $(13,779)  $(76,346)  $(89,975)
  Net income................................................    70,981     62,567     13,629
                                                              --------   --------   --------
  Balance at end of year....................................  $ 57,202   $(13,779)  $(76,346)
                                                              ========   ========   ========
ACCUMULATED OTHER COMPREHENSIVE INCOME:
  Balance at beginning of year..............................  $(10,367)  $(12,005)  $ (1,118)
  Foreign currency translation adjustments..................   (14,883)     7,681    (11,704)
  Unrealized gains (losses) on investments..................    27,038     (6,043)       817
                                                              --------   --------   --------
  Accumulated other comprehensive income (loss).............  $  1,788   $(10,367)  $(12,005)
                                                              ========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                     GCS-32

                      GENZYME CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

    We are a biotechnology company that develops innovative products and services for significant unmet medical needs. We have four operating divisions:

    - Genzyme General, which develops and markets:

       - therapeutic products, with an expanding focus on products to treat patients suffering from lysosomal storage disorders and other specialty therapeutics;

       - diagnostic products, with a focus on IN VITRO diagnostics; and

       - other products and services, such as genetic testing services and lipids and peptides for drug delivery.

    - Genzyme Molecular Oncology, which is developing cancer products, with a focus on therapeutic vaccines and angiogenesis inhibitors;

    - Genzyme Surgical Products, which develops, manufactures and markets surgical products for cardiovascular surgery and general surgery; and

    - Genzyme Tissue Repair, which develops and markets biological products for orthopedic injuries, such as cartilage damage, and severe burns.

    We currently have four designated series of common stock. Each of these series is intended to reflect the value and track the performance of one of our divisions. We refer to our series of common stock by their Nasdaq trading symbols:

    - Genzyme General Division Common Stock = "GENZ Stock;"

    - Genzyme Molecular Oncology Division Common Stock = "GZMO Stock;"

    - Genzyme Surgical Products Division Common Stock = "GZSP Stock;" and

    - Genzyme Tissue Repair Division Common Stock = "GZTR Stock."

    In June 1999, we created Genzyme Surgical Products. The business of Genzyme Surgical Products previously operated as a business unit of Genzyme General. Upon the creation of Genzyme Surgical Products, we transferred $150.0 million in cash, cash equivalents and investments, and certain other assets, from Genzyme General to Genzyme Surgical Products. In exchange, 14.8 million shares of GZSP Stock were distributed as a dividend to holders of GENZ Stock. We restated Genzyme General's financial statements, including earnings per share information, for all periods prior to the creation of Genzyme Surgical Products to reflect the ongoing business of Genzyme General.

BASIS OF PRESENTATION; PRINCIPLES OF CONSOLIDATION

    Our consolidated financial statements for each period include the balance sheets, results of operations and cash flows of each of our divisions and corporate operations taken as a whole. We eliminate all significant intracompany items and transactions in consolidation. We have reclassified certain 1998 and 1997 data to conform with our 1999 presentation.

    We use the equity method to account for our investments in entities in which we have a substantial ownership interest (20% to 50%), or in which we participate in policy decisions. Our consolidated net

                                     GCS-33

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) income includes our share of the earnings of these entities. We report at fair value our investments in entities in which our ownership interest is less than 20%.

FINANCIAL INFORMATION

    For purposes of financial presentation, we allocate our programs, products, assets and liabilities among our four operating divisions and prepare, in addition to the accompanying consolidated financial statements, separate financial statements for each division in accordance with generally accepted accounting principles. Notwithstanding the allocation of assets and liabilities among our divisions, Genzyme Corporation continues to hold title to all of the assets and is responsible for all of the liabilities allocated to each division. Holders of each series of our common stock are common stockholders of Genzyme Corporation and have no specific rights to the assets to which each series of common stock relates.

DIVIDEND POLICY

    We have never paid a cash dividend on shares of our stock. We currently intend to retain our earnings to finance future growth and do not anticipate paying any cash dividends on our stock in the foreseeable future.

USE OF ESTIMATES

    Under generally accepted accounting principles, we are required to make certain estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in our financial statements. Our actual results could differ from these estimates.

FINANCIAL INSTRUMENTS

    A number of financial instruments subject us to significant credit risk, including cash and cash equivalents, current and non-current investments, and accounts receivable. We generally invest our cash in investment-grade securities to mitigate risk.

CASH AND CASH EQUIVALENTS

    We value our cash and cash equivalents at cost plus accrued interest, which we believe approximates their market value. Our cash equivalents consist principally of money market funds and municipal notes with initial maturities of three months or less.

INVESTMENTS

    We classify our investments with remaining maturities of twelve months or less as short-term investments. We classify our investments with remaining maturities of greater than twelve months as long-term investments.

    We classify our investments in debt securities as either held-to-maturity or available-for-sale based on facts and circumstances present at the time we purchase the securities. We report available-for-sale investments at fair value as of each balance sheet date and include any unrealized holding gains and

                                     GCS-34

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) losses (the adjustment to fair value) in stockholders' equity. If any adjustment to fair value reflects a decline in the value of the investment, we consider all available evidence to evaluate the extent to which the decline is "other than temporary" and mark the investment to market through a charge to our statement of operations. As of each balance sheet date presented, we classified all of our investments in debt securities as available-for-sale.

    We classify all of our equity investments as available-for-sale. If our investment is in a publicly traded security, we calculate fair value based on market quotations. Investments in equity securities for which fair value is not readily determinable are carried at cost.

INVENTORIES

    We value inventories at cost or, if lower, fair value. We determine cost using the first-in, first-out method.

PROPERTY, PLANT AND EQUIPMENT

    We record property, plant and equipment at cost. When we dispose of these assets, we remove the related cost and accumulated depreciation and amortization from the related accounts on our balance sheet and include any resulting gain or loss in our statement of operations.

    We generally compute depreciation using the straight-line method over the estimated useful lives of the assets. We compute useful lives as follows:

    - plant and equipment--three to ten years

    - furniture and fixtures--five to seven years

    - buildings--20 to 40 years

    We depreciate certain specialized manufacturing equipment and facilities allocated to Genzyme General over their remaining useful lives using the units-of-production method. We evaluate the remaining life and recoverability of this equipment periodically based on the appropriate facts and circumstances.

    We amortize leasehold improvements over their useful life or, if shorter, the term of the applicable lease.

    For products we expect to be commercialized, we capitalize, to construction-in-progress, the costs we incur in validating and optimizing the manufacturing process. We begin this capitalization when we consider the product to have demonstrated technological feasibility and end this capitalization when the asset is substantially complete and ready for its intended use. These capitalized costs include incremental labor and direct material, and incremental fixed overhead and interest. We generally depreciate these costs using the units-of-production method.

INTANGIBLES

    Our intangible assets consist of:

    - goodwill;

                                     GCS-35

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    - covenants not to compete;

    - customer lists; and

    - patents, trademarks, trade names and other technology rights.

    We amortize intangible assets using the straight-line method over useful lives of three to 40 years. We evaluate the recoverability of our intangible and other long-lived assets when the facts and circumstances suggest that these assets may be impaired. When we conduct such an evaluation we consider several factors including operating results, business plans, economic projections, strategic plans and market emphasis. Our evaluations also compare expected cumulative, undiscounted operating incomes or cash flows of these assets with the net book values of the related intangible assets. We charge unrealizable intangible and long-lived asset values to operations if our evaluations indicate that the value of these assets are impaired.

TRANSLATION OF FOREIGN CURRENCIES

    We translate the financial statements of our foreign subsidiaries from local currency into U.S. dollars using:

    - the current exchange rate at each balance sheet date for assets and liabilities; and

    - the average exchange rate prevailing during each period for revenues and expenses.

    We consider the local currency for all of our foreign subsidiaries to be the functional currency for that subsidiary. As a result, we included translation adjustments for these subsidiaries in stockholders' equity. We also record as a charge or credit to stockholders' equity exchange gains and losses on intercompany balances that are of a long-term investment nature. Our stockholders' equity includes cumulative foreign currency adjustments of $19.7 million at December 31, 1999 and $4.8 million at December 31, 1998.

    Our gains and losses on all other foreign currency transactions are included in our results of operations. We recorded a net gain of $0.1 million in 1999, a net gain of $0.3 million in 1998 and a net loss of $0.3 million in 1997.

FOREIGN CURRENCY HEDGING

    We periodically enter into forward contracts to reduce our foreign currency exchange risk. On each balance sheet date, we revalue these contracts using the exchange rates that are then in effect. We include in net income all gains and losses resulting from these revaluations, although these amounts are not material to our financial statements. We had $6.0 million outstanding in foreign currency forward contracts at December 31, 1999. These forward contracts, which were denominated in Euros, had a fair value of $0.7 million. We allocated these contracts to Genzyme General. We had no forward contracts at December 31, 1998.

INTEREST RATE HEDGE AGREEMENTS

    We use interest rate hedge agreements to mitigate the interest rate risks and costs that are inherent in our debt portfolio. We enter into these agreements primarily to change the fixed/variable interest rate mix of the portfolio, which reduces our exposure to movements in interest rates. We do

                                     GCS-36

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) not hold or issue derivative financial instruments for trading purposes. We recognize in income any differential that we may receive or pay under contracts designated as hedges. This recognition occurs over the life of the applicable contract as an adjustment to interest expense. We estimate the fair value of interest rate hedge agreements based on the amount it would cost to terminate the agreements.

REVENUE RECOGNITION

    We recognize revenue from product sales when we ship the product and title has passed, net of any applicable third party contractual allowances and rebates. We recognize revenue from service sales when we have finished providing the service or when we have achieved an applicable milestone. We recognize revenue from research and development contracts over the term of the applicable contract and as we incur costs related to that contract. Up-front license fees and milestone payments are recognized as revenue only if there are no remaining performance obligations and the fees are non-refundable.

RESEARCH AND DEVELOPMENT

    We expense research and development costs in the period incurred. We also expense the cost of purchased technology in the period of purchase if we believe that the technology has not demonstrated technological feasibility and that it does not have an alternative future use.

ISSUANCE OF STOCK BY A SUBSIDIARY OR AN AFFILIATE

    We include gains on the issuance of stock by our subsidiaries and affiliates in net income unless that subsidiary or affiliate is a research and development, start-up or development stage company or an entity whose viability as a going concern is under consideration. In those situations, we account for the change in our equity ownership of that subsidiary or affiliate as an equity transaction.

INCOME TAXES

    We use the asset and liability method of accounting for deferred income taxes. Our provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities.

    We have not provided for possible U.S. taxes on the undistributed earnings of foreign subsidiaries. We do not believe it is practicable to determine the tax liability associated with the repatriation of our foreign earnings because it is our policy to indefinitely reinvest these earnings in non-U.S. operations. At December 31, 1999, these undistributed foreign earnings totaled approximately $6.0 million.

NET INCOME (LOSS) PER SHARE

    We calculate earnings per share of each of our operating divisions. To calculate basic earnings per share for each division, we divide the earnings attributable to that division by the weighted average number of outstanding shares of that division's tracking stock during the applicable period. When we calculate diluted earnings per share, we also include in the denominator all potentially dilutive securities outstanding during the applicable period. To determine what earnings are attributable to a particular division, we take that division's net income or loss for the applicable period (determined in

                                     GCS-37

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) accordance with generally accepted accounting principles) and adjust it for the tax benefits allocated to or from that division in accordance with our management and accounting policies.

    The following tables set forth our computation of basic and diluted earnings per share:

GENZYME GENERAL:

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

                                     GCS-38

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(5) We did not include the securities described in the following table in the computation of Genzyme General's diluted earnings per share for each period because these securities had an exercise price greater than the average market price of GENZ Stock:

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

GENZYME MOLECULAR ONCOLOGY:

    We disclose PRO FORMA net loss per share for Genzyme Molecular Oncology for the year ended December 31, 1997 because GZMO Stock was not outstanding during the entire year.

    For all periods presented, basic and diluted net loss per GZMO common share are the same. We did not include the securities described in the following table in the computation of Genzyme Molecular Oncology's diluted net loss per share for each period because these securities would have an anti-dilutive effect due to Genzyme Molecular Oncology's net loss per share.

                                                                  DECEMBER 31,
                                                         ------------------------------
                                                           1999       1998       1997
                                                         --------   --------   --------
                                                             (AMOUNTS IN THOUSANDS)
Shares of GZMO Stock issuable for options..............   1,809      1,158        826
Warrants to purchase GZMO Stock........................      10         10         10
GZMO designated shares issuable upon conversion of
  5 1/4% convertible subordinated notes allocated to
  Genzyme General(1)...................................     682        682         --
GZMO designated shares(1)..............................   1,006        728      6,000
                                                          -----      -----      -----

Total shares excluded from the diluted net loss per
  GZMO share calculation...............................   3,507      2,578      6,836
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

                                     GCS-39

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
GENZYME SURGICAL PRODUCTS:

    We disclose PRO FORMA net loss per share for Genzyme Surgical Products for all periods presented because GZSP Stock was not outstanding during the entirety of each of these periods.

    For all periods presented, basic and diluted net loss per GZSP common share are the same. We did not include the securities described in the following table in the computation of Genzyme Surgical Products' diluted net loss per share for each period because these securities would have an anti-dilutive effect due to Genzyme Surgical Products' net loss per share.

                                                                  DECEMBER 31,
                                                         ------------------------------
                                                           1999       1998       1997
                                                         --------   --------   --------
                                                             (AMOUNTS IN THOUSANDS)
Shares of GZSP Stock issuable for options..............   2,991         --         --
GZSP designated shares issuable upon conversion of
  5 1/4% convertible subordinated notes allocated to
  Genzyme General(1)...................................   1,130         --         --
                                                          -----      -----      -----
Total shares excluded from the diluted pro forma net
  loss per GZSP share calculation......................   4,121         --         --
                                                          =====      =====      =====

------------------------

(1) GZSP designated shares are shares of GZSP Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Surgical Products.

GENZYME TISSUE REPAIR:

    For all periods presented, basic and diluted net loss per GZTR common share are the same. We did not include the securities described in the following table in the computation of Genzyme Tissue Repair's diluted net loss per share for each period because these securities would have an anti-dilutive effect due to Genzyme Tissue Repair's net loss per share.

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Shares of GZTR Stock issuable for options...................   4,176       3,398     2,777
GZTR designated shares(1)...................................   2,238         716       885
Shares of GZTR Stock issuable upon conversion of 5%
  convertible subordinated note.............................      --       7,810     1,772
                                                               -----      ------     -----
Total shares excluded from the diluted net loss per GZTR
  share calculation.........................................   6,414      11,924     5,434
                                                               =====      ======     =====

------------------------

(1) GZTR designated shares are shares of GZTR Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Tissue Repair.

                                     GCS-40

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
COMPREHENSIVE INCOME

    As of January 1, 1998, we adopted SFAS 130, "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income, which consists of net income and all changes in equity from non-shareholder sources.

ACCOUNTING FOR STOCK BASED COMPENSATION

    As permitted under SFAS 123, we include PRO FORMA net income and PRO FORMA earnings per share information (calculated using the fair value based method) under the heading "Compensation Expense" in note L to these consolidated financial statements.

NEW ACCOUNTING PRONOUNCEMENT

    In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended by SFAS 137, is effective for our fiscal year beginning January 1, 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that we recognize all derivative instruments as either assets or liabilities on our balance sheets and measure those instruments at fair value. We are currently assessing the effects of adopting SFAS 133 and have not yet made a determination of the impact SFAS 133 will have on our consolidated financial statements.

UNCERTAINTIES

    We are subject to risks and uncertainties common to companies in the biotechnology industry. These risks and uncertainties may affect our future results, and include:

    - our ability to successfully complete preclinical and clinical development of our products and services;

    - our ability to manufacture sufficient amounts of our products for development and commercialization activities;

    - our ability to obtain timely regulatory approval of our products and services;

    - our ability to obtain and maintain adequate patent and other proprietary rights protection of our products and services;

    - the content and timing of decisions made by the FDA and other regulatory agencies regarding our products and services;

    - the accuracy of our estimates of the size and characteristics of the markets to be addressed by our products and services;

    - market acceptance of our products and services;

    - our ability to obtain reimbursement for our products and services by third party payers;

    - our ability to establish and maintain licenses, strategic collaborations and distribution arrangements;

                                     GCS-41

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    - the continued funding of our joint ventures; and

    - the accuracy of our information regarding the products and resources of our competitors and potential competitors.

NOTE B. OTHER GAINS AND CHARGES

    During the fourth quarter of 1999, we recorded a net gain of $14.4 million upon receipt of a payment associated with the termination of our agreement to acquire Cell Genesys, Inc. We recorded this gain as other income in our statement of operations and allocated it to Genzyme General.

    During the third quarter of 1998, we recorded a $25.2 million charge to cost of products sold. The components of this charge are:

    - a $14.8 million charge allocated to Genzyme General to write down excess inventory used to make Ceredase-Registered Trademark- enzyme. We took this charge following our determination that, based on the status of our efforts to convert Gaucher disease patients to a treatment regimen using Cerezyme-Registered Trademark- enzyme, our existing supply of Ceredase-Registered Trademark- enzyme was sufficient to meet estimated patient needs.

    - a $10.4 million charge allocated to Genzyme Surgical Products to write down our inventory of Sepra products to net realizable value. The Sepra products are our line of products and product candidates designed to limit post-operative adhesions.

    We also recorded $29.1 million in other charges in the fourth quarter of 1997. The components of these charges are:

    - an $18.1 million charge to cost of products sold to write down excess inventory in our melatonin, bulk pharmaceuticals and fine chemical product lines. We took this charge, which was allocated to Genzyme General, after we discontinued these product lines.

    - a $5.5 million charge to cost of products sold and a $3.5 million charge to selling, general and administrative expense relating to the manufacture and sale of Sepracoat-TM- coating solution. We took these charges, which were allocated to Genzyme Surgical Products, after an FDA advisory panel recommended against granting marketing approval for the product.

    - a $2.0 million charge to other expense relating to our uncertainty in collecting a note receivable that we issued when we sold Genetic Design, Inc. This charge was allocated to Genzyme General.

NOTE C. DISPOSITIONS OF ASSETS

SYBRON LABORATORY PRODUCTS

    In July 1999, we sold the assets of our immunochemistry product line to an operating unit of Sybron Laboratory Products Corp. for $5.0 million in cash. We recorded a gain of $0.5 million in connection with the sale of this product line. The immunochemistry product line had been allocated to Genzyme General.

                                     GCS-42

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE C. DISPOSITIONS OF ASSETS (CONTINUED)
LABORATORY CORPORATION OF AMERICA

    In 1996, we sold Genetic Design to Laboratory Corporation of America. A portion of the purchase price was a note for which we previously had fully reserved because of uncertainty regarding collection. In April 1999, we received an $8.4 million payment on that note and recorded a $7.5 million gain in connection with that payment. Genetic Design had been allocated to Genzyme General.

TECHNE

    In July 1998, we sold the assets of our research products business to Techne Corporation in exchange for:

    - $24.8 million in cash;

    - approximately 987,000 shares of Techne common stock; and

    - royalties on product sales by Techne's biotechnology group through June 2003.

    We will record royalty income as it is earned. In 1998, we recorded a $31.2 million gain in connection with the sale of this business and an additional $3.4 million gain upon the sale of a portion of our investment in Techne common stock. We recorded these gains as gain on sale of equity investments. In 1999, we recorded a gain of $2.0 million upon the sale of our remaining shares of Techne common stock. The research products business had been allocated to Genzyme General.

NOTE D. ACQUISITIONS

PEPTIMMUNE

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

Property, plant & equipment.................................   $  128
Deferred tax asset..........................................    1,229
In-process technology.......................................    5,436
                                                               ------
  Total.....................................................   $6,793
                                                               ======

    The $5.4 million allocated to in-process technology represents the value we assigned to Peptimmune's programs that were still in the development stage and for which there was no alternative future use. We recorded this amount as a charge to operations.

PHARMAGENICS

    In June 1997, we acquired PharmaGenics, Inc., a company engaged in the research and development of products for the treatment of cancer and other diseases. We allocated this acquisition to Genzyme Molecular Oncology and accounted for it as a purchase. We allocated the aggregate purchase price of $27.5 million, plus acquisition costs of $2.5 million and assumed liabilities of

                                     GCS-43

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE D. ACQUISITIONS (CONTINUED)
$4.9 million, to the tangible and intangible assets we acquired from PharmaGenics based on their respective fair values (amounts in thousands):

Equipment...................................................  $   208
Other assets................................................       50
Completed technology (to be amortized over 3 years).........   20,000
Goodwill (to be amortized over 3 years).....................   12,293
Deferred tax asset..........................................    2,900
Deferred tax liability (to be amortized over 3 years).......   (7,600)
In-process technology.......................................    7,000
                                                              -------
  Total.....................................................  $34,851
                                                              =======

    In 1998, we made an adjustment of $0.5 million in the amount of liabilities we assumed.

    The $7.0 million allocated to in-process technology represents the value we assigned to PharmaGenics' programs that were still in the development stage and for which there was no alternative future use. We assigned values to all of PharmaGenics' programs (both complete and in-process) by selecting the maximum anticipated value of these programs and comparing them to the values of comparable technologies. In 1997, we recorded a one-time charge to operations for the amount of the purchase price allocated to in-process technology.

    The deferred tax liability of $7.6 million results from the temporary difference between the book and tax basis of the completed technology computed at a 38.0% incremental tax rate.

NOTE E. OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

    We periodically enter into interest rate swap contracts to reduce borrowing costs by effectively modifying the interest rate under our debt instruments. We generally enter into these contracts concurrently with the issuance of the debt they are intended to modify. The notional amount, interest payment and maturity dates of these contracts generally match the principal, interest payment and maturity dates of the related debt. As a result, any market risk or opportunity associated with a swap contract is fully offset by the opposite market impact on the related debt. We record payments that we make or receive under these contracts as interest expense.

NOTE F. ACCOUNTS RECEIVABLE AND INTANGIBLE ASSETS

    Our trade receivables primarily represent amounts due from distributors, healthcare service providers, and companies and institutions engaged in research, development or production of pharmaceutical and biopharmaceutical products. We perform credit evaluations of our customers on an ongoing basis and generally do not require collateral. We state accounts receivable at fair value after reflecting an allowance for doubtful accounts. This allowance was $19.3 million at December 31, 1999 and $13.9 million at December 31, 1998.

    Our net intangible assets include $162.2 million in goodwill as of December 31, 1999 and $178.0 million in goodwill as of December 31, 1998. This goodwill is primarily a result of acquisitions.

    Our accumulated amortization of intangible assets was $87.6 million as of December 31, 1999 and $70.7 million as of December 31, 1998.

                                     GCS-44

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE G. INVENTORIES

                                                               DECEMBER 31,
                                                          -----------------------
                                                             1999         1998
                                                          ----------   ----------
                                                          (AMOUNTS IN THOUSANDS)
Raw materials...........................................   $ 39,958     $ 41,328
Work-in-process.........................................     44,559       27,474
Finished products.......................................     32,752       41,031
                                                           --------     --------
  Total.................................................   $117,269     $109,833
                                                           ========     ========

NOTE H. PROPERTY, PLANT AND EQUIPMENT

                                                               DECEMBER 31,
                                                          -----------------------
                                                             1999         1998
                                                          ----------   ----------
                                                          (AMOUNTS IN THOUSANDS)
Plant and equipment.....................................   $246,068     $257,706
Land and buildings......................................    188,892      156,067
Leasehold improvements..................................     93,159       71,425
Furniture and fixtures..................................     17,374       17,619
Construction-in-progress................................     28,371       30,805
                                                           --------     --------
                                                           $573,864     $533,622
Less accumulated depreciation...........................   (190,683)    (151,003)
                                                           --------     --------
Property, plant and equipment, net......................   $383,181     $382,619
                                                           ========     ========

    Our depreciation expense was $40.7 million in 1999, $39.2 million in 1998, and $33.5 million in 1997.

    We attribute our fixed assets among our operating divisions based on use.

    We have capitalized approximately $39.4 million, which represents the costs we have incurred in validating and optimizing the manufacturing process for products which have reached technological feasibility. We have capitalized the following amounts of interest costs incurred in financing the construction of our manufacturing facilities:

    1999           1998           1997
------------   ------------   ------------
$        1.0
million.....   $0.7 million   $0.5 million

                                     GCS-45

NOTE I. INVESTMENTS

MARKETABLE SECURITIES

                                                                    DECEMBER 31,
                                                  -------------------------------------------------
                                                           1999                      1998
                                                  -----------------------   -----------------------
                                                    COST     MARKET VALUE     COST     MARKET VALUE
                                                  --------   ------------   --------   ------------
                                                               (AMOUNTS IN THOUSANDS)
Cash equivalents(1):
  Corporate notes...............................  $ 51,038     $ 51,023     $  8,131     $  8,129
  Money market fund.............................    26,527       26,527       70,805       70,805
                                                  --------     --------     --------     --------
                                                  $ 77,565     $ 77,550     $ 78,936     $ 78,934
                                                  ========     ========     ========     ========

Short-term:
  Corporate notes...............................  $252,711     $251,779     $175,002     $175,453
  Federal.......................................     4,065        4,067           --           --
                                                  --------     --------     --------     --------
                                                  $256,776     $255,846     $175,002     $175,453
                                                  ========     ========     ========     ========

Long-term:
  Corporate notes...............................  $175,080     $172,387     $226,002     $226,259
  Federal.......................................     4,081        4,026       33,412       33,581
  U.S. Treasury notes...........................    90,904       90,575       21,323       21,824
                                                  --------     --------     --------     --------
                                                  $270,065     $266,988     $280,737     $281,664
                                                  ========     ========     ========     ========

  Investments in equity securities..............  $ 63,983     $ 97,859     $ 62,244     $ 51,977
                                                  ========     ========     ========     ========

------------------------

(1) Cash equivalents are included as part of cash and cash equivalents on our balance sheet.

    We attribute marketable securities among our operating divisions.

REALIZED AND UNREALIZED GAINS AND LOSSES ON MARKETABLE SECURITIES AND EQUITY
  INVESTMENTS

    We recorded gains of $2.0 million in 1999 and $3.4 million in 1998 upon the sale of our investment in shares of Techne common stock. We also recorded charges of $5.7 million in 1999 and $3.4 million in 1998 because we considered the decline in the value of certain strategic investments in collaborators' common stock to be other than temporary.

    We record gross unrealized holding gains and losses in stockholders' equity. The following table sets forth the amount we recorded:

                                                          DECEMBER 31,
                                                  -----------------------------
                                                      1999            1998
                                                  -------------   -------------
Unrealized holding gains........................  $37.1 million   $3.6 million
Unrealized holding losses.......................  $6.9 million    $12.5 million

                                     GCS-46

    The following table contains information regarding the range of contractual maturities of our investments in debt securities:

                                                            DECEMBER 31,
                                          -------------------------------------------------
                                                   1999                      1998
                                          -----------------------   -----------------------
                                            COST     MARKET VALUE     COST     MARKET VALUE
                                          --------   ------------   --------   ------------
                                                       (AMOUNTS IN THOUSANDS)
Within 1 years..........................  $334,341     $333,396     $253,939     $254,387
1-2 years...............................   168,704      166,152      259,363      259,788
2-10 years..............................   101,361      100,836       21,373       21,876
                                          --------     --------     --------     --------
                                          $604,406     $600,384     $534,675     $536,051
                                          ========     ========     ========     ========

    We attribute strategic investments in equity securities of unconsolidated entities among our operating divisions. We attribute all of the investments included in the following table to Genzyme General except for our investment in Focal, Inc., which we attribute to Genzyme Surgical Products.

                                                        DECEMBER 31, 1999
                                              -------------------------------------
                                              ADJUSTED                  UNREALIZED
                                                COST     MARKET VALUE   GAIN/(LOSS)
                                              --------   ------------   -----------
                                                     (AMOUNTS IN THOUSANDS)
Entity

Abiomed, Inc................................  $15,804       $42,404       $26,600
Aronex Pharmaceutical Inc...................    1,693         1,323          (370)
BioMarin Pharmaceutical Inc.................   18,000        24,705         6,705
Celtrix Pharmaceuticals, Inc. (1)...........    4,898         8,692         3,794
Dyax Corporation............................    3,000         3,000            --
Focal, Inc..................................    4,000         3,140          (860)
GelTex Pharmaceuticals, Inc.................    2,500         1,281        (1,219)
Genovo, Inc.................................    3,400         3,400            --
Integramed America, Inc. (2)................      117           115            (2)
Pharming Group, N.V. (3)....................    7,886         7,723          (163)
Other.......................................    2,076         2,076            --
                                              -------       -------       -------
  Total.....................................  $63,374       $97,859       $34,485
                                              =======       =======       =======

                                                      DECEMBER 31, 1998
                                        ----------------------------------------------
                                        ADJUSTED COST   MARKET VALUE   UNREALIZED LOSS
                                        -------------   ------------   ---------------
                                                    (AMOUNTS IN THOUSANDS)
Total.................................     $62,244         $51,977         $10,267
                                           =======         =======         =======

------------------------

(1) In December 1998, we determined that a portion of the impairment in our investment in Celtrix was other than temporary and recorded a charge to operations of $3.4 million.

(2) In December 1999, we determined that a portion of the impairment in our investment in Integramed America was other than temporary and recorded a charge to operations of $0.2 million.

(3) Our investment in Pharming is denominated in Euros. We translated this investment into U.S. dollars at the current exchange rate on December 31, 1999. In June 1999, we determined that a

                                     GCS-47
    portion of the impairment in our investment in Pharming was other than temporary and recorded a charge to operations of $5.5 million.

GENZYME TRANSGENICS CORPORATION

    At December 31, 1999, we owned approximately 33% of the outstanding common stock of GTC and record in net loss of unconsolidated affiliates our portion of its results. We refer to Genzyme Transgenics in this note as "GTC." Our portion of GTC's net losses was $7.1 million in 1999, $7.4 million in 1998, and $2.9 million in 1997. The fair market value of our investment in GTC common stock was $93.8 million on December 31, 1999 and $41.8 million on December 31, 1998.

    In November 1999, we purchased $6.6 million in shares of Series B convertible preferred stock of GTC. We can convert these shares into shares of GTC common stock at any time at a price of $6.30 per share. We will receive an escalating annual dividend of between 11% and 12% on amounts that we convert into common stock.

    Our Chairman and Chief Executive Officer is a director of GTC.

    The following table contains condensed statement of operations and balance sheet data for GTC:

                                                    YEAR ENDED DECEMBER 31,
                                                 ------------------------------
                                                   1999       1998       1997
                                                 --------   --------   --------
                                                     (AMOUNTS IN THOUSANDS)
Revenues.......................................  $ 68,784   $ 62,412   $ 62,938
Operating loss.................................    (2,666)   (19,365)    (8,352)
Net loss.......................................   (18,761)   (19,950)    (9,343)

                                                             AT DECEMBER 31,
                                                        -------------------------
                                                          1999             1998
                                                        --------         --------
                                                         (AMOUNTS IN THOUSANDS)
Current assets........................................  $29,604          $32,417
Noncurrent assets.....................................   54,708           50,920
Current liabilities...................................   43,471           37,297
Noncurrent liabilities................................   14,676            9,836

AGREEMENTS WITH GTC

    We have a number of agreements with GTC, including the following:

    - services agreement under which GTC pays us for services provided by us, including treasury, data processing and laboratory support services.

    - sublease agreement under which we sublease a portion of one of our facilities in Framingham, Massachusetts; and

    - research and development agreement under which each of the parties performs research services for the other.

    During 1999, we received approximately $2.2 million from GTC under these agreements and we paid GTC approximately $1.2 million under the research and development agreement. At December 31, 1999, GTC owed Genzyme $0.5 million under these agreements.

    We have guaranteed GTC's obligations under a $17.5 million revolving credit facility and a $7.1 million term loan with a commercial bank. In exchange for this guarantee, GTC issued us a

                                     GCS-48
warrant to purchase up to 288,000 shares of GTC common stock at an exercise price of $4.875 per share. Of these shares, 192,000 are currently exercisable. GTC also issued us a warrant to purchase 145,000 shares of GTC common stock at an exercise price of $2.84375 per share in connection with our guarantee of GTC's obligations under a prior credit facility. All of the shares subject to this warrant are exercisable.

    We have also made a $6.3 million line of credit available to GTC. No amounts were outstanding under this credit line as of December 31, 1999. This credit line expires in March 2000. Upon expiration, GTC may convert any outstanding balance into a three-year term loan. The line of credit requires GTC to meet financial covenants similar to those under GTC's bank credit facility.

    ATIII LLC. In 1998, we formed ATIII LLC, a joint venture with GTC for the development and commercialization of recombinant human transgenic antithrombin III, which we refer to as ATIII. Both parties contributed applicable intellectual property to the joint venture. We will fund 70% of the first
$33.0 million in development costs under the program and 50% of all development costs thereafter. All profits from the sale of ATIII will be split equally. To the extent that either party fails to fund its share of costs and expenses, the profit sharing interests and the future funding obligations of the parties may be proportionately adjusted. ATIII LLC has the right to commercialize ATIII worldwide, excluding Asia. We are required to make milestone payments to GTC upon the occurrence of certain events. GTC will manufacture ATIII in bulk form and we will perform the finished processing work. As the exclusive distributor for ATIII LLC, we will market and sell products for the joint venture in the territory. We consolidate the results of ATIII LLC and record GTC's portion of the losses of that joint venture as minority interest.

DYAX CORP.

    In March 1996, we entered into two license agreements with Dyax Corp. and Protein Engineering Corporation, a wholly-owned subsidiary of Dyax, for Dyax's phage display technology. We pay annual license maintenance fees of $50,000 for this license. We will also make milestone payments and pay royalties on net sales of diagnostic and therapeutic products discovered, made or developed using the licensed technology. In September 1996, we subleased office and laboratory space in Cambridge, Massachusetts to Dyax. Current rent under this sublease is $53,943 per month.

    In October 1998, we entered into a collaboration agreement with Dyax to develop and commercialize one of Dyax's proprietary compounds for the treatment of chronic inflammatory diseases. Dyax will fund the first $6.0 million in development costs, and the parties will split all subsequent development costs equally. In connection with that agreement, we made an investment of $3.0 million in the convertible preferred stock of Dyax and made a $3.0 million line of credit available to help Dyax fund its operations. To date, Dyax has not borrowed any money under the line of credit. We will make milestone payments to Dyax upon FDA approval of products that arise out of the collaboration, and we will share equally with Dyax all profits from the sale of these products.

    One of our directors is chairman and chief executive officer of Dyax and three of our directors are directors of Dyax.

                                     GCS-49

INVESTMENTS IN JOINT VENTURES

    Except as described below, we own a 50% interest in the following joint ventures:

JOINT VENTURE           PARTNER(S)                EFFECTIVE DATE   PRODUCT/INDICATION                  GENZYME DIVISION
-------------           ----------                --------------   ------------------                  ----------------
RenaGel LLC             GelTex Pharmaceuticals,   June 1997        Renagel-Registered Trademark-       Genzyme General
                        Inc.(1)                                      capsules for the reduction of
                                                                     serum phosphorus in patients
                                                                     with end-stage renal disease

BioMarin/ Genzyme LLC   BioMarin Pharmaceutical   September 1998   Alpha-L-iduronidase for the         Genzyme General
                        Inc.                                         treatment of
                                                                     mucopolysaccharidosis-I

Pharming/ Genzyme LLC   Pharming Group, N.V.      October 1998     Human alpha-glucosidase for the     Genzyme General
                                                                     treatment of Pompe disease

Diacrin/ Genzyme LLC    Diacrin, Inc.(2)          October 1996     Products using porcine fetal cells  Genzyme Tissue
                                                                     for the treatment of Parkinson's  Repair (until May
                                                                     and Huntington's diseases         1999); Genzyme
                                                                                                       General (after May
                                                                                                       1999)

StressGen/ Genzyme      StressGen                 July 1997        Stress gene therapies for the       Genzyme Molecular
LLC(3)                  Biotechnologies Corp.;                       treatment of cancer               Oncology
                        Canadian Medical
                        Discoveries Fund Inc.
                        (until October 1999)

------------------------------

(1) Our Chairman and Chief Executive Officer is a director of GelTex and one of our other directors is Chairman of GelTex.

(2) Our Chairman and Chief Executive Officer is a director of Diacrin.

(3) We owned a 33 1/3% interest in StressGen/Genzyme LLC until October 1999, when we repurchased one-half of the Canadian Medical Discoveries Fund's interest. Following that repurchase, we owned a 50% interest in StressGen/Genzyme LLC. StressGen/Genzyme LLC was dissolved in
    December 1999.

    The following table describes:

    - the amount of funding we have provided to each joint venture to date;

    - our portion of the losses of each joint venture for the periods presented, which we have recorded as charges to equity in net loss of unconsolidated affiliates in our statement of operations; and

                                     GCS-50

    - amounts due to us by each joint venture as of December 31, 1999 for services we provided on behalf of the joint venture, which we have recorded on our balance sheet as prepaids and other current assets.

                                                                 NET LOSSES FROM                    RECEIVABLES
                             TOTAL FUNDING AS OF           JOINT VENTURE FOR THE YEAR                  AS OF
JOINT VENTURE                 DECEMBER 31, 1999                 ENDED DECEMBER 31                DECEMBER 31, 1999
-------------                -------------------   -------------------------------------------   -----------------
                                                       1999            1998           1997
                                                   -------------   ------------   ------------
RenaGel LLC(1).............     $29.1 million      $ 8.1 million   $7.5 million   $2.3 million     $2.1 million
BioMarin/
  Genzyme LLC..............     $ 8.3 million      $ 7.0 million   $0.9 million             --     $0.5 million
Pharming/ Genzyme
  LLC......................     $14.9 million      $10.3 million   $4.0 million             --     $0.4 million
Diacrin/Genzyme
  LLC......................     $23.7 million      $ 8.0 million   $7.6 million   $6.8 million     $1.0 million
StressGen/
  Genzyme LLC(2)...........     $ 0.7 million      $ 1.9 million   $1.6 million   $0.3 million               --

------------------------

(1) As part of this joint venture, we made payments to GelTex of $10.0 million in 1999 and $15.0 million in 1998 in exchange for certain technology access rights. We capitalized these payments and are amortizing these amounts over 15 years.

(2) Because the Canadian Medical Discoveries Fund had the right to require us to repurchase the fund's interest in the joint venture, we recorded 50% of the losses incurred by the joint venture. When the fund exercised its repurchase right in August 1999, we recorded a $1.0 million charge to our statement of operations in connection with the repurchase.

    Condensed financial information for our joint ventures, including the allocation of losses, is summarized below:

                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                   ------------------------------------------
                                                       1999           1998           1997
                                                   ------------   ------------   ------------
                                                             (AMOUNTS IN THOUSANDS)
Revenue..........................................    $ 21,100       $    226       $     --
Gross profit.....................................      13,738            153             --
Operating expenses...............................     (59,981)       (32,555)       (12,109)
Net loss.........................................     (52,453)       (34,000)       (11,830)

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                1999           1998
                                                              --------       --------
                                                              (AMOUNTS IN THOUSANDS)
Current assets..............................................  $28,293        $15,161
Noncurrent assets...........................................    8,157          7,429
Current liabilities.........................................   13,155         10,618
Noncurrent liabilities......................................       --          4,574

                                     GCS-51

NOTE J. ACCRUED EXPENSES

                                                              DECEMBER 31,
                                                        -------------------------
                                                          1999             1998
                                                        --------         --------
                                                         (AMOUNTS IN THOUSANDS)
Compensation..........................................  $25,909          $23,310
Technology access fee.................................       --           10,000
Professional fees.....................................    3,908            6,146
Royalties.............................................    7,667            6,895
Rebates...............................................    7,125            5,663
Other.................................................   28,650           20,375
                                                        -------          -------
                                                        $73,359          $72,389
                                                        =======          =======

NOTE K. LONG-TERM DEBT AND LEASES

LONG-TERM DEBT

    While Genzyme Corporation is responsible for repaying all long-term debt obligations, we allocate these obligations to our operating divisions for financial reporting purposes based on the intended use of the funds.

    Our long-term debt consists of the following:

                                                               DECEMBER 31,
                                                          -----------------------
                                                             1999         1998
                                                          ----------   ----------
                                                          (AMOUNTS IN THOUSANDS)
5 1/4% convertible subordinated notes...................   $250,000     $250,000
Revolving credit facility maturing in November 2002.....     23,000           --
Revolving credit facility maturing in November 1999.....         --      100,000
5% convertible subordinated debentures..................     22,622       21,559
6% convertible subordinated note........................         --       12,579
Mortgage notes..........................................         --        3,167
                                                           --------     --------
                                                            295,622      387,305
                                                           --------     --------
Less current portion....................................     (5,000)    (100,080)
                                                           --------     --------
                                                           $290,622     $287,225
                                                           ========     ========

    Over the next five years, we will be required to repay the following principal amounts on our long-term debt (excluding capital leases):

    2000           2001           2002            2003            2004         AFTER 2004
------------   ------------   -------------   -------------   ------------   --------------
$5.0 million   $0.0 million   $18.0 million   $22.6 million   $0.0 million   $250.0 million

REVOLVING CREDIT FACILITY

    In November 1999, our $225 million revolving credit facility matured. We refinanced this facility with a $50.0 million revolving credit facility that matures in November 2000 and a $100.0 million revolving credit facility that matures in November 2002. When we refinanced the credit facility, $100.0 million was outstanding. Of this amount, we:

    - repaid the $82.0 million that was allocated to Genzyme General; and

                                     GCS-52

    - refinanced the $18.0 million that was allocated to Genzyme Tissue Repair under the new credit facility.

    Loans under the new credit facility bear interest at LIBOR plus an applicable margin pursuant to the terms and conditions defined in the credit agreement, and are collateralized by the stock of Genzyme Securities Corporation. This facility requires us to satisfy a number of financial covenants.

    At December 31, 1999, $23.0 million was outstanding under the facility that matures in November 2002. Of this amount, $5.0 million was allocated to Genzyme Molecular Oncology and $18.0 million was allocated to Genzyme Tissue Repair. The interest rate on these borrowings was approximately 6.8%.

5 1/4% CONVERTIBLE SUBORDINATED NOTES

    In May 1998, we issued $250.0 million in principal of 5 1/4% convertible subordinated notes due June 2005. After deducting the initial purchasers' discount and offering costs, we received $243.0 million in proceeds from this issuance.

    We pay interest on the notes on June 1 and December 1 of each year and made the first interest payment in December 1998. The notes are convertible into one share of GENZ Stock, 0.10805 share of GZMO Stock and 0.17901 share of GZSP Stock at a price of $39.60 and contain anti-dilution adjustments. We may redeem all or part of the notes at our option after June 10, 2001 at the following prices (expressed as a percentage of the principal amount), plus accrued interest:

ON OR BEFORE 5/31/02   6/1/02--5/31/03   6/1/03--5/31/04   ON OR AFTER 6/1/04
--------------------   ---------------   ---------------   ------------------
   102.63%               101.75%           100.88%            100.00%

    The fair value of these notes at December 31, 1999 was $317.5 million.

6% CONVERTIBLE SUBORDINATED NOTE

    In February 1997, we issued a 6% convertible subordinated note in a principal amount of $13.0 million. This note was convertible into shares of GZTR Stock at a discount to the market value of that stock. We recorded charges to interest expense of $0.2 million in 1999, $0.5 million in 1998 and $1.1 million in 1997, to reflect the accretion to fair value of the conversion feature of this note.

    In 1998, the holder of this note converted $0.6 million in principal amount into 223,405 shares of GZTR Stock. We paid $1.1 million in accrued interest in connection with these conversions. In 1999, the holder converted the remaining $12.4 million in principal amount into 7,257,573 shares of GZTR Stock. We paid $0.5 million in accrued interest in connection with these conversions. As of December 31, 1999, there was no principal or interest remaining on this convertible note.

5% CONVERTIBLE SUBORDINATED DEBENTURES

    In August 1997, we issued $20.0 million in principal of 6% convertible subordinated debentures. These debentures were convertible into shares of GZMO Stock at a discount to the market value of that stock. We recorded charges to interest expense of $1.9 million in 1998 and $0.9 million in 1997 to reflect the accretion to fair value of the conversion feature of the 6% debentures. In accordance with the terms of these debentures, they were exchanged in August 1998 for $21.2 million in principal of 5% convertible subordinated debentures due August 2003. These debentures are convertible into shares of GENZ Stock. In November 1998 we reserved approximately 3.0 million GZMO designated shares for issuance in connection with this exchange. In October 1999 we increased the number of GZMO designated shares reserved in connection with this exchange by approximately 0.3 million.

                                     GCS-53

MORTGAGE NOTES

    In 1999, we repaid the remaining $3.1 million of principal and accrued interest of $0.1 million under our mortgage note due in December 2000. This obligation had been allocated to Genzyme General.

OPERATING LEASES

    We lease facilities and personal property under operating leases with terms in excess of one year. Our total expense under operating leases was:

    1999            1998            1997
    ----            ----            ----
    $22.2
million......   $18.4 million   $16.3 million

    Over the next five years, we will be required to repay the following amounts under operating leases:

    2000            2001            2002            2003            2004          AFTER 2004
-------------   -------------   -------------   -------------   -------------   --------------
$17.5 million   $17.0 million   $15.7 million   $13.6 million   $13.1 million   $119.9 million

    In June 1992, one of our wholly-owned subsidiaries entered into a 65-year lease with an unaffiliated lessor. Our expenses under this lease were $1.5 million in 1999 and 1998 and $1.3 million in 1997. Our rent under this lease increases every five years based on the Consumer Price Index or, if higher, 3% per year.

NOTE L. STOCKHOLDERS' EQUITY

PREFERRED STOCK

    Our charter permits us to issue shares of preferred stock at any time in one or more series. Our board of directors will establish the preferences, voting powers, qualifications, and special or relative rights or privileges of any series of preferred stock before it is issued.

STOCK RIGHTS

    Under our shareholder rights plan, each outstanding share of GENZ Stock, GZMO Stock, GZSP Stock and GZTR Stock also represents one preferred stock purchase right for that series of stock. When the stock purchase rights become exercisable, the holders of our common stock will be entitled to purchase the following:

    - GENZ stock right: 0.01 share of Series A Junior Participating Preferred Stock for $300.00;

    - GZMO stock right: 0.01 share of Series C Junior Participating Preferred Stock for $26.00;

    - GZSP stock right: 0.01 share of Series D Junior Participating Preferred Stock for $150.00; and

    - GZTR stock right: 0.01 share of Series B Junior Participating Preferred Stock for $26.00.

    These stock purchase rights expire in March 2009.

STOCK OFFERINGS

    In 1997, we sold 4,000,000 shares of GZTR Stock for net proceeds of $29.0 million.

                                     GCS-54

DIRECTORS' DEFERRED COMPENSATION PLAN

    Each member of our board of directors who is not also one of our officers or employees may defer receipt of all or a portion of the cash compensation payable to him or her as a director and receive either cash or stock in the future. Under this plan, the director may defer his or her compensation until his or her services as a director cease or until another date specified by the director. As of December 31, 1999, one of the six eligible directors was participating in this plan. We have reserved the following numbers of shares to cover distributions credited to stock accounts under the plan:

    - 50,000 shares of GENZ Stock;

    - 50,000 shares of GZMO Stock;

    - 50,000 shares of GZSP Stock; and

    - 100,000 shares of GZTR Stock.

    We had not made any distributions under this plan as of December 31, 1999.

EQUITY PLANS

    At December 31, 1999, we had reserved the following numbers of shares for issuance under our 1990 Equity Incentive Plan, 1997 Equity Plan, 1998 Director Stock Option Plan, and 1999 Employee Stock Purchase Plan:

    - 13,126,000 shares of GENZ Stock;

    - 4,011,000 shares of GZMO Stock;

    - 3,800,000 shares of GZSP Stock; and

    - 5,544,000 shares of GZTR Stock.

STOCK OPTIONS

    The following number of shares are currently authorized and available for grant under our 1990 Equity Incentive Plan and 1997 Equity Plan:

    - 24,500,000 shares of GENZ Stock;

    - 3,500,000 shares of GZMO Stock;

    - 3,200,000 shares of GZSP Stock; and

    - 5,300,000 shares of GZTR Stock.

    We grant stock options with exercise prices not less than fair market value at date of grant. The plans provide for the grant of stock appreciation rights, performance shares, restricted stock and stock units. Each of these instruments has a maximum term of ten years and generally vest over four years.

    The following number of shares are currently authorized and available for grant under our director stock option plan:

    - 340,000 shares of GENZ Stock;

    - 140,000 shares of GZMO Stock;

    - 100,000 shares of GZSP Stock; and

                                     GCS-55

    - 200,000 shares of GZTR Stock.

    Options under the director plan are automatically granted with an exercise price at fair market value to members of our board of directors when they are elected or re-elected as directors. These options expire ten years after the initial grant date and generally vest over four years.

    The following table depicts activity under our various stock option plans:

                                                                     WEIGHTED
                                                   SHARES UNDER      AVERAGE         NUMBER
                                                      OPTION      EXERCISE PRICE   EXERCISABLE
                                                   ------------   --------------   -----------
GENZ STOCK:
Outstanding at December 31, 1996.................   14,065,483        $20.48        6,505,835
  Granted........................................    2,083,936         29.86
  Exercised......................................   (1,760,934)        16.25
  Forfeited and cancelled........................   (1,041,218)        23.77
                                                   -----------
Outstanding at December 31, 1997.................   13,347,267         22.22        6,982,224
  Granted........................................    2,482,222         29.61
  Exercised......................................   (3,319,203)        20.11
  Forfeited and cancelled........................     (917,556)        27.21
                                                   -----------
Outstanding at December 31, 1998.................   11,592,730         24.00        5,579,267
  Granted........................................    1,647,719         43.43
  Granted--premium price.........................    1,272,376         58.97
  Exercised......................................   (2,526,838)        20.63
  Forfeited and cancelled........................     (376,480)        30.22
                                                   -----------
Outstanding at December 31, 1999.................   11,609,507        $31.11        5,633,053
                                                   ===========

GZMO STOCK:
Outstanding at June 18, 1997.....................           --
  Granted........................................      826,334        $ 7.00
                                                   -----------
Outstanding at December 31, 1997.................      826,334          7.00          180,063
  Granted........................................      386,867          6.83
  Exercised......................................         (886)         7.00
  Forfeited and cancelled........................      (54,530)         7.00
                                                   -----------
Outstanding at December 31, 1998.................    1,157,785          6.96          391,044
  Granted........................................      286,363          3.46
  Granted--premium price.........................      402,615          5.39
  Exercised......................................         (362)         3.50
  Forfeited and cancelled........................      (37,291)         6.67
                                                   -----------
Outstanding at December 31, 1999.................    1,809,110        $ 6.14          656,648
                                                   ===========

GZSP STOCK:
  Outstanding at June 28, 1999...................           --
  Granted........................................    3,050,690        $ 6.65
  Exercised......................................            0            --
  Forfeited and cancelled........................      (60,120)         6.69
                                                   -----------
Outstanding at December 31, 1999.................    2,990,570        $ 6.65          563,048
                                                   ===========

                                     GCS-56

                                                                     WEIGHTED
                                                   SHARES UNDER      AVERAGE         NUMBER
                                                      OPTION      EXERCISE PRICE   EXERCISABLE
                                                   ------------   --------------   -----------
GZTR STOCK:
Outstanding at December 31, 1996.................    2,574,219        $10.73          739,421
  Granted........................................      636,605          9.84
  Exercised......................................     (100,407)         5.21
  Forfeited and cancelled........................     (333,655)        12.75
                                                   -----------
Outstanding at December 31, 1997.................    2,776,762         10.50        1,084,532
  Granted........................................      996,019          5.44
  Exercised......................................      (71,491)         4.83
  Forfeited and cancelled........................     (303,344)        10.47
                                                   -----------
Outstanding at December 31, 1998.................    3,397,946          9.13        1,464,732
  Granted........................................      667,120          2.22
  Granted--premium price.........................      402,615          7.71
  Exercised......................................         (357)         2.09
  Forfeited and cancelled........................     (291,558)         7.49
                                                   -----------
Outstanding at December 31, 1999.................    4,175,766        $ 8.02        1,905,031
                                                   ===========

    In 1999, we granted the following stock options with exercise prices above fair market value:

    - 1,272,376 shares of GENZ Stock at 120% of fair market value on the date of grant;

    - 402,615 shares of GZMO Stock at 200% of fair market value on the date of grant; and

    - 402,615 shares of GZTR Stock at 200% of fair market value on the date of grant.

    The total exercise proceeds for all options outstanding at December 31, 1999 is:

    - $361,260,000 for GENZ Stock;

    - $11,106,000 for GZMO Stock;

    - $19,897,000 for GZSP Stock, and

    - $33,482,000 for GZTR Stock.

    The following table contains information regarding the range of option prices as of December 31, 1999:

    GENZ STOCK:

                                          WEIGHTED                                EXERCISABLE
                                           AVERAGE                      -------------------------------
                            NUMBER        REMAINING       WEIGHTED                          WEIGHTED
      RANGE OF           OUTSTANDING     CONTRACTUAL      AVERAGE           NUMBER          AVERAGE
   EXERCISE PRICES      AS OF 12/31/99      LIFE       EXERCISE PRICE   AS OF 12/31/99   EXERCISE PRICE
---------------------   --------------   -----------   --------------   --------------   --------------
   $8.19--$19.44           2,710,664         3.94          $15.92          1,840,504         $16.48
    19.50--27.56           2,456,522         6.80           26.06          1,342,620          25.30
    27.63--28.00             829,734         6.09           27.96            761,791          27.97
    28.06--58.06           4,325,198         8.03           35.81          1,688,138          31.73
    58.88--62.33           1,287,389         9.08           58.98                  0           0.00
                          ----------         ----          ------          ---------         ------
   $8.19--$62.33          11,609,507         6.79          $31.11          5,633,053         $24.71

                                     GCS-57

    GZMO STOCK:

                                          WEIGHTED                                EXERCISABLE
                                           AVERAGE                      -------------------------------
                            NUMBER        REMAINING       WEIGHTED                          WEIGHTED
      RANGE OF           OUTSTANDING     CONTRACTUAL      AVERAGE           NUMBER          AVERAGE
   EXERCISE PRICES      AS OF 12/31/99      LIFE       EXERCISE PRICE   AS OF 12/31/99   EXERCISE PRICE
---------------------   --------------   -----------   --------------   --------------   --------------
   $2.31--$5.75             658,396          9.18           $4.63            39,627           $3.48
       7.00               1,150,714          7.97            7.00           617,021            7.00
                          ---------          ----           -----           -------           -----
   $2.31--$7.00           1,809,110          8.41           $6.14           656,648           $6.79

    GZSP STOCK:

                                          WEIGHTED                                EXERCISABLE
                                           AVERAGE                      -------------------------------
                            NUMBER        REMAINING       WEIGHTED                          WEIGHTED
      RANGE OF           OUTSTANDING     CONTRACTUAL      AVERAGE           NUMBER          AVERAGE
   EXERCISE PRICES      AS OF 12/31/99      LIFE       EXERCISE PRICE   AS OF 12/31/99   EXERCISE PRICE
---------------------   --------------   -----------   --------------   --------------   --------------
   $4.63--$5.94              79,400          9.86           $5.33                 0           $0.00
    6.69--7.50            2,911,170          9.65            6.69           563,048            6.69
                          ---------          ----           -----           -------           -----
   $4.63--$7.50           2,990,570          9.66           $6.65           563,048           $6.69

    GZTR STOCK:

                                            WEIGHTED                                EXERCISABLE
                                             AVERAGE                      -------------------------------
                              NUMBER        REMAINING       WEIGHTED                          WEIGHTED
        RANGE OF           OUTSTANDING     CONTRACTUAL      AVERAGE           NUMBER          AVERAGE
     EXERCISE PRICES      AS OF 12/31/99      LIFE       EXERCISE PRICE   AS OF 12/31/99   EXERCISE PRICE
  ---------------------   --------------   -----------   --------------   --------------   --------------
       $1.63-$3.50            859,572          9.20           $2.41             83,128          $2.31
        4.03-6.50           1,244,702          6.32            5.60            942,694           5.37
        6.63-9.88             976,902          8.32            8.58            315,066           9.36
       10.00-17.50          1,048,037          6.21           14.35            527,816          12.98
       17.63-25.75             46,553          6.10           22.10             36,327          22.01
                            ---------          ----           -----          ---------          -----
      $1.63-$25.75          4,175,766          7.35           $8.02          1,905,031          $8.32

                                     GCS-58

EMPLOYEE STOCK PURCHASE PLAN

    Our 1999 Employee Stock Purchase Plan is an amendment and replacement of our 1990 Employee Stock Purchase Plan. This plan allows employees to purchase our stock at 85% of fair market value. The number of shares authorized for purchase under the plan are:

    - 589,299 shares of GENZ Stock;

    - 500,000 shares of GZMO Stock;

    - 500,000 shares of GZSP Stock; and

    - 500,001 shares of GZTR Stock.

We place limitations on the number of shares of each series of stock that can be purchased under the plan in a given year.

    The following table shows the shares purchased by employees under both plans:

SHARES ISSUED                              GENZ STOCK   GZMO STOCK   GZTR STOCK
-------------                              ----------   ----------   ----------
1997.....................................   366,922            0      280,819
1998.....................................   388,048            0      515,936
1999.....................................   313,180      126,066      208,375
Available for purchase as of
  December 31, 1999......................   351,472      373,934      345,744

    As of December 31, 1999, we had not offered shares of GZSP Stock for sale to employees.

STOCK COMPENSATION PLANS

    We apply APB Opinion 25 and related interpretations in accounting for our five stock-based compensation plans: the 1990 Equity Incentive Plan, the 1997 Equity Plan (both of which are stock option plans), the 1990 Employee Stock Purchase Plan, the 1999 Employee Stock Purchase Plan, and the 1998 Director Stock Option Plan. We do not recognize compensation expense for options granted and shares purchased under the provisions of these plans for options granted to employees with an exercise price greater than or equal to fair market value.

    The following table sets forth net income (loss) and income (loss) per share data calculated in accordance with SFAS 123 as if compensation expense for our stock-based compensation plans was determined based on the fair value at the grant dates for options granted and shares purchased under the plans (in the case of Genzyme Surgical Products, disclosure is presented only for the year ended

                                     GCS-59

December 31, 1999, because we had not granted options to purchase GZSP Stock under these plans prior to 1999):

                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                              (AMOUNTS IN THOUSANDS, EXCEPT PER
                                                                       SHARE AMOUNTS)
CONSOLIDATED:
  Net income (loss):
    As reported.............................................  $ 70,981    $ 62,567    $ 13,629
    Pro forma...............................................  $ 46,382    $ 43,986    $ (2,150)
GENZYME GENERAL
  Net income:
    As reported.............................................  $176,883    $170,909    $107,175
    Pro forma...............................................  $159,223    $157,334    $ 95,168
  Basic income per share:
    As reported.............................................  $   2.13    $   2.16    $   1.40
    Pro forma...............................................  $   1.92    $   1.99    $   1.24
  Diluted income per share:
    As reported.............................................  $   2.00    $   2.06    $   1.36
    Pro forma...............................................  $   1.81    $   1.83    $   1.21
GENZYME MOLECULAR ONCOLOGY:
  Net loss:
    As reported.............................................  $(28,832)   $(19,107)   $(19,578)
    Pro forma...............................................  $(29,973)   $(20,018)   $(19,787)
  Basic and diluted loss per share:
    As reported.............................................  $  (2.25)   $  (3.81)   $  (4.98)
    Pro forma...............................................  $  (2.34)   $  (3.99)   $  (5.04)
GENZYME SURGICAL PRODUCTS:
  Net loss:
    As reported.............................................  $(48,037)         --          --
    Pro forma...............................................  $(50,583)         --          --
  Basic and diluted loss per share:
    As reported.............................................  $  (3.25)         --          --
    Pro forma...............................................  $  (3.42)         --          --
GENZYME TISSUE REPAIR:
  Net loss:
    As reported.............................................  $(30,040)   $(40,386)   $(45,984)
    Pro forma...............................................  $(33,292)   $(44,481)   $(49,547)
  Basic and diluted loss per share:
    As reported.............................................  $  (1.26)   $  (1.99)   $  (3.07)
    Pro forma...............................................  $  (1.40)   $  (2.19)   $  (3.31)

                                     GCS-60

    We estimate the fair value of each option grant using the Black-Scholes option-pricing model. In computing these PRO FORMA amounts, we used the following assumptions:

                                              RISK-FREE                  DIVIDEND   TERM OF GRANT
                                            INTEREST RATE   VOLATILITY    YIELD      (IN YEARS)     AVERAGE FAIR VALUE
                                            -------------   ----------   --------   -------------   ------------------
GENZYME GENERAL:
  1999....................................       5.58%          45%         0             5               $20.31
  1998....................................       5.59%          44%         0             4               $12.87
  1997....................................       5.96%          42%         0             4               $12.21
GENZYME MOLECULAR ONCOLOGY:
  1999....................................       5.58%          70%         0             5               $ 2.16
  1998....................................       5.59%          70%         0             4               $ 3.92
  1997....................................       5.96%          45%         0             4               $ 2.97
GENZYME SURGICAL PRODUCTS:
  1999....................................       5.58%          42%         0             5               $ 2.99
GENZYME TISSUE REPAIR:
  1999....................................       5.58%          68%         0             5               $ 1.36
  1998....................................       5.59%          73%         0             4               $ 3.27
  1997....................................       5.96%          70%         0             4               $ 5.66

    For stock options that were granted in 1999 at prices above fair market value, we made the following assumptions:

                                        RISK-FREE                  DIVIDEND   TERM OF GRANT
                                      INTEREST RATE   VOLATILITY    YIELD      (IN YEARS)     AVERAGE FAIR VALUE
                                      -------------   ----------   --------   -------------   ------------------
Genzyme General.....................       4.73%          45%         0             5               $15.26
Genzyme Molecular Oncology..........       4.73%          70%         0             5               $ 2.03
Genzyme Tissue Repair...............       4.73%          68%         0             5               $ 1.05

WARRANTS

    In 1997, we sold warrants to purchase a total of 120,000 shares of GENZ Stock for an aggregate purchase price of $1.0 million (Canadian). All of these warrants were cancelled in August 1999 when the Canadian Medical Discoveries Fund exercised its right to require us to repurchase the fund's interest in StressGen/Genzyme LLC.

    In 1992 and 1995, we issued warrants which, if exercised between December 16, 1994 and July 10, 1997, would have entitled the holders to purchase two shares of GENZ Stock and .0675 share of GZTR Stock. If the holders had exercised the warrants after July 10, 1997, they would have received two shares of GENZ Stock and .0975 share of GZTR Stock. We granted these warrants in exchange for the receipt of options to purchase the callable common stock of Neozyme II Corporation and in connection with our acquisition of IG Laboratories, Inc.

                                     GCS-61

    Activity for Genzyme General warrants is summarized below:

                                                     WARRANTS      EXERCISE PRICE
                                                     --------   --------------------
Outstanding at December 31, 1996...................    35,319      $16.01--$44.20
  Granted..........................................   120,000          30.18
  Exercised........................................   (19,340)         44.20
                                                     --------
Outstanding at December 31, 1997...................   135,979       16.01--44.20
                                                     --------
  Exercised........................................   (13,019)      42.67--44.20
  Expired..........................................    (2,960)         44.20
                                                     --------
Outstanding at December 31, 1998...................   120,000          30.18
  Cancelled........................................  (120,000)         30.18
                                                     --------
Outstanding at December 31, 1999...................         0            --
                                                     ========

    When we acquired PharmaGenics in 1997, we assumed a warrant that expires in 2001. This warrant is exercisable into 9,563 shares of GZMO Stock at $8.04 per share.

DESIGNATED SHARES

    Designated shares are authorized shares of GZMO, GZSP and GZTR Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds or benefits to the division that the series of stock tracks. Designated shares are not eligible to receive dividends and cannot be voted by Genzyme. We create designated shares when we transfer cash or other assets from Genzyme General to Genzyme Molecular Oncology, Genzyme Surgical Products or Genzyme Tissue Repair or from other interdivision transactions. Our board of directors may issue designated shares:

    - as a stock dividend to the holders of GENZ Stock;

    - by selling the shares in a public or private sale and allocating all of the proceeds to Genzyme General; and

    - when convertible securities are converted, the proceeds of which will be allocated to Genzyme General.

DISTRIBUTION OF DESIGNATED SHARES

    We will distribute designated shares of GZMO, GZSP and GZTR Stock each year to holders of GENZ Stock if the number of designated shares of a particular series exceeds 10% of the number of shares of that series issued and outstanding as of the following dates:

    - November 30, 2000 for GZMO Stock;

    - June 30, 2000 for GZSP Stock; and

    - May 31, 2000 for GZTR Stock.

    We will not distribute designated shares reserved for issuance upon the exercise or conversion of Genzyme General convertible securities and the number of designated shares our board of directors may reserve for sale not later than six months after these dates. Any proceeds from the sale of designated shares will be allocated to Genzyme General.

                                     GCS-62

    Designated share activity is summarized in the following table:

                                              GZMO          GZSP          GZTR
                                           DESIGNATED    DESIGNATED    DESIGNATED
                                             SHARES        SHARES        SHARES
                                          ------------   -----------   ----------
Balance at December 31, 1996............            --            --    1,793,592
  Established at merger.................     6,000,000            --           --
  Stock options exercised...............            --            --     (103,729)
  Stock warrants exercised..............            --            --       (2,617)
  Exercise of Genzyme Tissue Repair
    purchase option.....................            --            --    1,000,000
  Increase from equity line.............            --            --      489,810
  Dividend distribution.................            --            --   (2,292,003)
                                          ------------                 ----------
Balance at December 31, 1997............     6,000,000            --      885,053
  Debenture exchange....................     3,028,571            --           --
  Credit facility exchange..............       385,972            --           --
  Increase from equity line (1).........       714,286            --           --
  Dividend distribution.................    (8,717,485)           --           --
  Stock options exercised...............            --            --     (167,064)
  Stock warrants exercised..............        (1,352)           --       (1,721)
                                          ------------                 ----------
Balance at December 31, 1998............     1,409,992            --      716,268
  Established...........................            --    16,000,000           --
  Dividend distribution.................                 (14,835,161)
  Debenture adjustment..................       278,245            --
  Increase from equity line.............            --            --    1,633,399
  Stock options exercised...............            --            --     (111,614)
                                          ------------   -----------   ----------
Balance at December 31, 1999............     1,688,237     1,164,839    2,238,053
                                          ============   ===========   ==========

------------------------

(1) Assumes that Genzyme Molecular Oncology does not complete a public offering of GZMO Stock prior to June 18, 2000. If such an offering is completed prior to that date, the number of GZMO designated shares reserved for issuance in connection with this transaction will decrease based on a formula set forth in our charter.

    In October 1999, we adjusted the number of GZMO designated shares reserved in connection with the exchange in August 1998 of 6% debentures convertible into GZMO Stock into 5% debentures convertible into GENZ Stock. We made this adjustment based on the fair market value of GZMO Stock on October 16, 1999 in accordance with the terms of the exchange established by our board.

    In June 1999, we distributed GZSP designated shares to holders of GENZ
    Stock.

    In November 1998, we distributed GZMO designated shares to holders of GENZ Stock.

    Prior to our acquisition of PharmaGenics, we made a credit facility available to fund PharmaGenics' operating costs pending completion of the acquisition. When the acquisition was completed, the $2,450,000 drawn by PharmaGenics under this facility became a liability allocated to Genzyme Molecular Oncology. In September 1998, our board of directors approved the exchange of that credit facility to Genzyme General, plus accrued interest of $246,080, for GZMO designated shares based on the fair market value of the GZMO Stock. We reclassified the amount of the note and the accrued interest to division equity upon the exchange.

                                     GCS-63

    In July 1997, we distributed GZTR designated shares to holders of GENZ Stock and reserved approximately 394,000 GZTR designated shares for issuance upon the exercise of GENZ Stock options and warrants outstanding on the record date.

    We had an option to allocate up to $30.0 million in cash from Genzyme General to Genzyme Tissue Repair, at $10.00 per GZTR designated share. In
June 1997, our board of directors allocated $10.0 million in cash from Genzyme General to Genzyme Tissue Repair in exchange for 1,000,000 GZTR designated shares. This option has expired.

EQUITY LINES OF CREDIT

GENZYME MOLECULAR ONCOLOGY

    In 1997, our board of directors made $25.0 million of Genzyme General's cash available to Genzyme Molecular Oncology under an equity line of credit. This equity line was subject to dollar-for dollar reduction by the proceeds of outside financing received by Genzyme Molecular Oncology. When Genzyme Molecular Oncology issued $20.0 million in convertible debentures in August 1997, the amount available under the equity line was reduced to $5.0 million. In
September 1998, Genzyme Molecular Oncology drew the remaining $5.0 million available under this equity line in exchange for GZMO designated shares.

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

GENZYME TISSUE REPAIR

    In October 1996, our board of directors made $20.0 million on Genzyme General's cash available to Genzyme Tissue Repair under an equity line of credit in order for Genzyme Tissue Repair to fund its obligations under its joint venture with Diacrin. Under this line, Genzyme Tissue Repair may draw down funds as needed each quarter in exchange for GZTR designated shares based on the fair market value of GZTR Stock (as defined in our charter) at the time of the draw. Genzyme Tissue Repair made a $7.0 million draw under this line in 1997.

    In May 1998, our board of directors increased the amount available under this equity line from $13.0 million to $50.0 million. Genzyme Tissue Repair made a $5.0 million draw under the line in February 1999. In May 1999, the amount available under this equity line was reduced by $25.0 million in connection with the reallocation of our ownership interest in Diacrin/Genzyme LLC from Genzyme Tissue Repair to Genzyme General.

NOTE M. RESEARCH AND DEVELOPMENT AGREEMENTS

    Our revenues from research and development agreements with related parties include the following:

                                                            1999       1998       1997
                                                          --------   --------   --------
                                                              (AMOUNTS IN THOUSANDS)
Genzyme Transgenics Corporation.........................   $1,516     $3,568     $8,041
StressGen/Genzyme LLC...................................      496      2,177        315
                                                           ------     ------     ------
                                                           $2,012     $5,745     $8,356
                                                           ======     ======     ======

                                     GCS-64

    We allocate all of our research and development agreements with unconsolidated affiliates to our operating divisions based on the business to which the research relates.

AGREEMENTS ALLOCATED TO GENZYME GENERAL

    GENZYME TRANSGENICS. Note I., "Investments," contains disclosure regarding our relationship with Genzyme Transgenics.

    JOINT VENTURES. Note I., "Investments," contains disclosure regarding the following joint ventures:

    - RenaGel LLC;

    - BioMarin/Genzyme LLC;

    - Pharming/Genzyme LLC;

    - Diacrin/Genzyme LLC; and

    - ATIII LLC.

AGREEMENT ALLOCATED TO GENZYME MOLECULAR ONCOLOGY

    Note I., "Investments," contains disclosure regarding StressGen/Genzyme LLC.

AGREEMENTS ALLOCATED TO GENZYME SURGICAL PRODUCTS

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

    We have the option to purchase all of the outstanding partnership interests in GDP for approximately $26.0 million in cash, common stock or a combination of both, plus future royalty payments on the sale of the Sepra products. We can exercise this option during the 90-day period beginning on August 31, 2000. This option will be accelerated if at any time prior to August 31, 2000 GDP receives distributions from GVII of at least $5.5 million. While we had no obligation to fund the research and development activities of GDP, we elected to fund the following amounts:

    1999           1998           1997
------------   ------------   ------------
$        9.0
million.....   $8.4 million   $7.3 million

    We have agreed to fund GDP's research and development programs and general and administrative expenses during 2000. We believe, however, that additional funds will be required to complete the development, clinical testing and commercialization of GDP's products.

NOTE N. COMMITMENTS AND CONTINGENCIES

    We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 1999 which, if adversely decided, would have a material adverse effect on our results of operations, financial condition, or liquidity.

                                     GCS-65

NOTE O. INCOME TAXES

    Our income (loss) before income taxes and the related income tax expense (benefit) are described in the following table:

                                                          DECEMBER 31,
                                                 ------------------------------
                                                   1999       1998       1997
                                                 --------   --------   --------
                                                     (AMOUNTS IN THOUSANDS)
Domestic(1)....................................  $101,548   $ 92,923   $16,907
Foreign........................................    16,380      9,514     8,822
                                                 --------   --------   -------
    Total......................................  $117,928   $102,437   $25,729
                                                 ========   ========   =======
Currently payable:
  Federal......................................  $ 41,638   $ 32,501   $11,344
  State........................................     2,990      6,375     1,754
  Foreign......................................     5,733      4,016     2,971
                                                 --------   --------   -------
    Total......................................  $ 50,361   $ 42,892   $16,069
                                                 ========   ========   =======
Deferred:
  Federal......................................  $ (3,036)  $ (2,180)  $(3,723)
  State........................................      (378)      (842)     (246)
                                                 --------   --------   -------
    Total......................................    (3,414)  $ (3,022)  $(3,969)
                                                 ========   ========   =======
  Provision for income taxes...................  $ 46,947   $ 39,870   $12,100
                                                 ========   ========   =======

------------------------

(1) Includes $5.4 million in charges for purchased research and development and acquisition expenses in 1999 and $7.0 million in similar charges in 1997 as well as $5.7 million in charges for impaired investments in 1999.

    Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

                                                           1999          1998          1997
                                                         --------      --------      --------
Tax at U.S. statutory rate.............................    35.0%         35.0%         35.0%
Losses in less than 80% owned subsidiaries with no
  current tax benefit..................................     0.2           1.7           3.1
State taxes, net.......................................     1.3           3.5           3.0
Foreign sales corporation..............................    (4.0)         (3.2)         (6.7)
Nondeductible amortization.............................     3.3           4.2          10.6
Benefit of tax credits.................................    (3.3)         (3.9)         (7.7)
Nondeductible interest and other.......................     3.9           1.6          (0.4)
                                                           ----          ----         -----
Effective tax rate before certain charges..............    36.4%         38.9%         36.9%
                                                           ----          ----         -----
Charge for impaired investment.........................     1.7%
Charge for purchased research and development net of
  related tax benefit..................................     1.7%           --          10.1%
                                                           ----          ----         -----
Effective tax rate.....................................    39.8%         38.9%         47.0%
                                                           ====          ====         =====

                                     GCS-66

    The components of net deferred tax assets are described in the following table:

                                                               DECEMBER 31,
                                                          -----------------------
                                                             1999         1998
                                                          ----------   ----------
                                                          (AMOUNTS IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards......................   $  5,568     $  6,853
  Tax credits...........................................     10,648        3,714
  Deferred loss.........................................         --        2,002
  Intangible amortization...............................     38,757       42,717
  Investments in unconsolidated subsidiaries............      3,396        3,108
  Realized and unrealized capital losses................     11,405       10,139
  Reserves, accruals and other..........................     48,531       44,509
                                                           --------     --------
Gross deferred tax asset................................   $118,305     $113,042
Valuation allowance.....................................    (18,963)     (16,700)
                                                           --------     --------
                                                           $ 99,342     $ 96,342
Deferred tax liabilities:
  Depreciable assets....................................    (24,736)     (28,479)
  Realized and unrealized capital gains.................    (12,686)          --
  Deferred gain.........................................       (878)          --
  Intangible amortization...............................     (1,213)      (3,861)
                                                           --------     --------
  Net deferred tax asset................................   $ 59,829     $ 64,002
                                                           ========     ========

    As a result of uncertainty surrounding our ability to realize certain favorable tax attributes that primarily relate to capital losses from the purchase of in-process research and development, we placed valuation allowances of $19.0 million in 1999 and $16.7 million in 1998 against otherwise recognizable deferred tax assets.

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

    For U.S. income tax purposes, we had net operating loss carryforwards of $15.9 million in 1999 and $19.6 million in 1998. Our net operating loss carryforwards expire between 2003 and 2019. Prior to expiration, our ability to use these carryforwards may be limited under U.S. tax laws, specifically
Section 382 of the Internal Revenue Code.

    Approximately, $10.6 million of the tax carryforwards we have available for federal income tax purposes relate to exercises of non-qualified stock options and disqualifying dispositions of incentive stock options. The tax benefits from stock exercises under these plans, if realized, will be credited to additional paid-in capital.

NOTE P. BENEFIT PLANS

    We have a 401(k) plan that covers nearly all of our employees. We also maintain a separate 401(k) plan for the former employees of Deknatel Snowden Pencer, Inc., which we acquired in 1996. These plans permit qualifying employees to make contributions up to a specified percentage of their

                                     GCS-67
compensation, and we match a portion of those contributions. We contributed the following amounts to the 401(k) plans:

                                            1999           1998           1997
                                        ------------   ------------   ------------
Allocated to Genzyme General..........  $3.9 million   $3.0 million   $1.1 million
Allocated to Genzyme Surgical            0.8 million
  Products............................                  0.8 million    0.8 million
Allocated to Genzyme Tissue Repair....   0.1 million    0.1 million    0.2 million
                                        ------------   ------------   ------------
                                        $4.8 million   $3.9 million   $2.1 million
                                        ============   ============   ============

    We also maintain defined-benefit pension plans for qualifying employees of a number of our foreign subsidiaries and qualifying former employees of Deknatel Snowden Pencer. We fund pension costs as they are accrued. Our expense related to these plans was:

                                            1999           1998           1997
                                        ------------   ------------   ------------
Allocated to Genzyme General..........  $1.3 million   $0.8 million   $0.8 million
Allocated to Genzyme Surgical            0.5 million
  Products............................                  0.3 million    0.3 million
                                        ------------   ------------   ------------
                                        $1.8 million   $1.1 million   $1.1 million
                                        ============   ============   ============

    We do not present actuarial and other disclosures for these plans because we do not consider them to be material.

NOTE Q. SEGMENT INFORMATION

    In accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." We present segment information in a manner consistent with the method we use to report this information to our management. Applying SFAS 131, we have five reportable segments:

    - Therapeutics, which develops, manufactures and distributes human therapeutic products for significant unmet medical needs. The business derives substantially all of its revenue from sales of Cerezyme-Registered Trademark- enzyme.

    - Diagnostic Products, which provides diagnostic products to niche markets, focusing on in vitro diagnostics.

    - Genzyme Molecular Oncology, which is developing cancer products, with a focus on therapeutic vaccines and angiogenesis inhibitors.

    - Genzyme Surgical Products, which develops, manufactures and markets surgical products for cardiovascular surgery and general surgery.

    - Genzyme Tissue Repair, which develops and markets biological products for orthopedic injuries, such as cartilage repair, and severe burns.

                                     GCS-68

    We have provided information concerning the operations in these reportable segments in the following table:

                                                                       DECEMBER 31,
                                                              -------------------------------
                                                                1999        1998       1997
                                                              ---------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Revenues:
  Genzyme General:
    Therapeutics............................................  $ 488,705   $413,645   $332,712
    Diagnostic Products.....................................     57,971     65,683     66,288
    Other...................................................     86,409     85,846     86,927
  Genzyme Molecular Oncology................................      4,619     19,407        782
  Genzyme Surgical Products.................................    111,981    103,958    100,835
  Genzyme Tissue Repair.....................................     20,402     17,117     10,856
  Eliminations/Adjustments..................................      2,201      3,679     10,441
                                                              ---------   --------   --------
Total.......................................................  $ 772,288   $$709,335  $608,841
                                                              =========   ========   ========
Depreciation and Amortization Expense:
  Genzyme General:
    Therapeutics............................................     21,068   $ 10,862   $ 10,054
    Diagnostic Products.....................................      1,909      4,715      4,540
    Other...................................................      6,422     11,470      7,410
  Genzyme Molecular Oncology................................     12,057     12,354      5,245
  Genzyme Surgical Products.................................      8,181      8,449      8,220
  Genzyme Tissue Repair.....................................      1,186      1,757      2,482
  Eliminations/Adjustments..................................     19,828      9,262     13,013
                                                              ---------   --------   --------
Total.......................................................  $  70,651   $ 58,869   $ 50,964
                                                              =========   ========   ========
Equity in Net Loss of Unconsolidated Affiliates:
  Genzyme General:
    Therapeutics............................................  $ (30,094)  $(12,480)  $ (2,310)
    Diagnostic Products.....................................         --         --         --
    Other...................................................         56       (107)       (71)
  Genzyme Molecular Oncology................................     (1,870)    (1,647)      (258)
  Genzyme Surgical Products.................................        (35)        --         --
  Genzyme Tissue Repair.....................................     (3,368)    (7,674)    (6,719)
  Eliminations/Adjustments..................................     (7,385)    (7,098)    (2,900)
                                                              ---------   --------   --------
Total.......................................................  $ (42,696)  $(29,006)  $(12,258)
                                                              =========   ========   ========
Income Tax (Expense) Benefits:
  Genzyme General:
    Therapeutics............................................  $ (84,859)  $(76,606)  $(61,389)
    Diagnostic Products.....................................     (2,485)   (13,755)    (1,409)
    Other...................................................      2,963      2,134      8,658
  Genzyme Molecular Oncology................................      2,647      2,647      1,092
  Genzyme Surgical Products.................................         --         --         --
  Genzyme Tissue Repair.....................................         --         --         --
  Eliminations/Adjustments..................................     34,787     45,710     40,948
                                                              ---------   --------   --------
Total.......................................................  $ (46,947)  $(39,870)  $(12,100)
                                                              =========   ========   ========

                                     GCS-69

                                                                       DECEMBER 31,
                                                              -------------------------------
                                                                1999        1998       1997
                                                              ---------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Net Income:
  Genzyme General:
    Therapeutics (1)........................................  $ 133,854   $120,832   $104,527
    Diagnostic Products(2)..................................      3,915     21,694      2,400
    Other (3)...............................................     (4,661)    (3,367)   (14,741)
  Genzyme Molecular Oncology................................    (28,832)   (19,107)   (19,578)
  Genzyme Surgical Products(4)..............................    (48,037)   (31,000)   (17,384)
  Genzyme Tissue Repair.....................................    (30,040)   (40,386)   (45,984)
  Eliminations/Adjustments(5)...............................     44,782     13,901      4,389
                                                              ---------   --------   --------
Total.......................................................  $  70,981   $ 62,567   $ 13,629
                                                              =========   ========   ========

------------------------

(1) Therapeutics' net income for 1998 includes a $14.8 million charge to write down excess inventory used to make Ceredase enzyme.

(2) Diagnostic Products' net income for 1998 and 1999 includes gains on the sale of product lines of $0.5 million in 1999 and $31.2 million in 1998.

(3) Other net income for 1999 includes a $7.5 million gain on the sale of a product line.

(4) In 1998, Genzyme Surgical Products recorded a $10.4 million charge to cost of goods sold to reduce Sepra products inventory to net realizable value.

(5) Includes a $14.4 million gain upon receipt of a payment associated with the termination of the agreement to acquire Cell Genesys.

Segment Assets:
  Genzyme General:
    Therapeutics............................................  $  338,960   $  326,305
    Diagnostic Products.....................................      40,266       49,430
    Other...................................................      83,088       94,930
  Genzyme Molecular Oncology................................       9,692       35,952
  Genzyme Surgical Products.................................     370,924      277,578
  Genzyme Tissue Repair.....................................      19,648       18,954
  Eliminations/Adjustments..................................     924,704      887,405
                                                              ----------   ----------
Total.......................................................  $1,787,282   $1,690,554
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

                                     GCS-70

    Segment assets include accounts receivable, inventory, and certain fixed and intangible assets. The amounts in Eliminations/Adjustments for segment assets consist of the following:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1999         1998
                                                              ----------   ----------
                                                              (AMOUNTS IN THOUSANDS)
Cash, cash equivalents, and short- and long-term
  investments...............................................   $513,905     $575,729
Intangibles, net............................................     33,871       40,079
Property, plant and equipment, net..........................    172,165      133,995
Investment in equity securities.............................     94,719       51,977
Other.......................................................    110,044       85,625
                                                               --------     --------
Total Eliminations / Adjustments............................   $924,704     $887,405
                                                               ========     ========

    We operate in the healthcare industry and we manufacture and market our products primarily in the United States and Europe. Our principal manufacturing facilities are located in the United States, United Kingdom, Switzerland and Germany. We purchase products from our English and Swiss subsidiaries for sale to customers in the United States. We set transfer prices from our foreign subsidiaries to allow us to produce profit margins commensurate with our sales and marketing effort. Our Dutch subsidiary is our primary distributor of therapeutic products in Europe.

    The following table contains certain financial information by geographic area:

                                                                        DECEMBER 31,
                                                             ----------------------------------
                                                                1999         1998        1997
                                                             ----------   ----------   --------
                                                                   (AMOUNTS IN THOUSANDS)
Revenues:
  U.S......................................................  $  512,304   $  485,864   $446,991
  Other....................................................     259,984      223,471    161,850
                                                             ----------   ----------   --------
    Total..................................................  $  772,288   $  709,335   $608,841
                                                             ==========   ==========   ========
Long-lived assets:
  U.S......................................................  $  732,771   $  970,898   $755,040
  Other....................................................      52,540       57,247     54,349
                                                             ----------   ----------   --------
    Total..................................................  $  785,311   $1,028,145   $809,389
                                                             ==========   ==========   ========

    Our results of operations are highly dependent on sales of Ceredase-Registered Trademark- and Cerezyme-Registered Trademark- enzymes. Sales of these products represented 70% of product revenue in 1999, 67% of product revenue in 1998, and 63% of product revenue in 1997. We sell these products directly to physicians, hospitals and treatment centers as well as through unaffiliated distributors. Sales to one distributor represented 20% of Ceredase-Registered Trademark- and Cerezyme-Registered Trademark- enzyme revenues in 1999, 19% of these revenues in 1998, and 18% of these revenues in 1997. We believe that our credit risk associated with trade receivables is mitigated as a result of the fact that we sell these products to a large number of customers in a number of different industries and over a broad geographic area.

                                     GCS-71

NOTE R. QUARTERLY RESULTS (UNAUDITED)

                                                   1ST QUARTER   2ST QUARTER   3RD QUARTER   4(TH) QUARTER
                                                      1999          1999          1999           1999
                                                   -----------   -----------   -----------   -------------
                                                        (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Net revenue......................................    $183,744      $186,684      $191,415       $210,445
Gross profit.....................................     126,526       128,683       133,404        142,536
Net income.......................................      16,057         6,291        13,778         34,855
Income per share:
  Attributable to GENZ Stock:
  Basic..........................................    $   0.53      $   0.49      $   0.46       $   0.66
  Diluted........................................    $   0.49      $   0.46      $   0.43       $   0.62
Attributable to GZMO Stock:
  Basic and diluted..............................    $  (0.56)     $  (0.64)     $  (0.60)      $  (0.46)
Attributable to GZSP Stock
  Basic and diluted..............................         N/A           N/A      $  (0.74)      $  (0.59)
  Pro forma basic and diluted....................    $  (0.73)     $  (1.19)          N/A            N/A
Attributable to GZTR Stock:
  Basic and diluted..............................    $  (0.44)     $  (0.37)     $  (0.25)      $  (0.22)

                                                  1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                                     1998          1998          1998          1998
                                                  -----------   -----------   -----------   -----------
                                                      (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Net revenue.....................................    $160,551      $174,874      $173,394      $200,516
Gross profit....................................      99,434       111,436        87,142       130,802
Net income......................................       7,784        13,096        14,967        26,720
Income per share:
  Attributable to GENZ Stock:
    Basic.......................................    $   0.43      $   0.52      $   0.68      $   0.52
    Diluted.....................................    $   0.42      $   0.50      $   0.64          0.49
Attributable to GZMO Stock:
  Basic.........................................    $  (1.66)     $  (1.90)     $  (2.06)     $   0.36
  Diluted.......................................    $  (1.66)     $  (1.90)     $  (2.06)     $   0.22
Attributable to GZSP Stock
  Pro forma basic and diluted...................    $  (0.62)     $  (0.67)     $  (1.45)     $  (0.63)
Attributable to GZTR Stock:
  Basic and diluted.............................    $  (0.57)     $  (0.52)     $  (0.47)     $  (0.44)

NOTE S. SUBSEQUENT EVENTS

ACQUISITION OF BIOMATRIX

    In March 1999, we entered into an agreement to acquire Biomatrix, Inc. Upon completion of the acquisition, we will form a new operating division called Genzyme Biosurgery and create a new series of common stock to reflect its value and track its performance. We refer to this stock as "GZBX Stock." In connection with the merger, the assets of Genzyme Surgical Products and Genzyme Tissue Repair will become part of Genzyme Biosurgery. In addition, GZSP Stock and GZTR Stock will be exchanged for GZBX Stock. We will account for the acquisition of Biomatrix as a purchase.

    Biomatrix stockholders will have the option of receiving $37.00 in cash or one share of GZBX Stock for each share of Biomatrix common stock they hold. The merger agreement provides, however, that the cash component of the merger consideration will be capped at 35% of the total consideration, or approximately $245 million.

                                     GCS-72

    Holders of GZSP Stock will receive 0.6060 share of GZBX Stock for each share of GZSP Stock they hold, and holders of GZTR Stock will receive 0.3352 share of GZBX Stock for each share of GZTR Stock they hold.

    The acquisition, which we expect to complete in the second quarter of 2000, is subject to:

    - approval by Biomatrix's shareholders;

    - approval by our shareholders, including separate approvals of the holders of GZSP Stock and GZTR Stock;

    - clearance under federal antitrust laws; and

    - other customary closing conditions.

GENZYME TRANSGENICS

    In February 2000, we converted our shares of the Series B Convertible Preferred Stock of Genzyme Transgenics into 1,048,021 shares of Genzyme Transgenics common stock. Also in February 2000, Genzyme Transgenics completed a public offering of its common stock. We will recognize a gain on affiliate sale of stock of approximately $20 million in the first quarter of 2000.

PUBLIC OFFERING OF GZMO STOCK

    In March 2000, we announced a proposed public offering of 3,000,000 shares of GZMO Stock.

                                     GCS-73

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF GENZYME CORPORATION:

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Genzyme Corporation and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. In addition, in our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
February 23, 2000

                                     GCS-74

                              GENZYME CORPORATION

                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

        COLUMN A                COLUMN B                     COLUMN C                 COLUMN D          COLUMN E
-------------------------  -------------------   ---------------------------------   -----------      -------------
                                                             ADDITIONS
                                                 ---------------------------------
                               BALANCE AT        CHARGED TO COSTS     CHARGED TO                       BALANCE AT
       DESCRIPTION         BEGINNING OF PERIOD     AND EXPENSES     OTHER ACCOUNTS   DEDUCTIONS       END OF PERIOD
-------------------------  -------------------   ----------------   --------------   -----------      -------------
Year ended December 31,
  1999:
Allowance for doubtful
  accounts...............      $11,299,100         $12,775,200        $       --     $ 3,789,400       $20,284,900
Inventory reserve........      $40,410,100         $ 5,568,400        $       --     $ 8,378,400       $37,600,100
Year ended December 31,
  1998:
Allowance for doubtful
  accounts...............      $ 9,730,700         $ 5,482,000        $       --     $ 3,913,600       $11,299,100
Inventory reserve........      $27,518,300         $31,664,000        $       --     $18,772,200       $40,410,100
Year ended December 31,
  1997:
Allowance for doubtful
  accounts...............      $13,292,900         $ 2,835,000        $       --     $ 6,397,200(1)    $ 9,730,700
Inventory reserve........      $10,912,300         $19,505,000        $       --     $ 2,899,000       $27,518,300

------------------------

(1) Uncollectible accounts written off, net of recoveries.

                                     GCS-75