Form 10-K/A, Exhibit 13
period 1999-12-31
GENZYME CORP
filed 2000-10-17
CIK 732485

                                                                    EXHIBIT 13.1

                              FINANCIAL STATEMENTS


                                                                   PAGE NO.
                                                                   --------
            GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Selected Financial Data........................          GCS-2

Management's Discussion and Analysis of Genzyme Corporation
  and Subsidiaries' Financial Condition and Results of
  Operations................................................          GCS-7

Consolidated Statements of Operations--For the Years Ended
  December 31, 1999, 1998 and 1997..........................         GCS-32

Consolidated Balance Sheets--December 31, 1999 and 1998.....         GCS-34

Consolidated Statements of Cash Flows--For the Years Ended
  December 31, 1999, 1998 and 1997..........................         GCS-35

Consolidated Statements of Stockholders' Equity for the
  Years Ended December 31, 1999, 1998 and 1997..............         GCS-37

Notes to Consolidated Financial Statements..................         GCS-40

Report of Independent Accountants...........................         GCS-95


                                     GCS-1

            GENZYME CORPORATION CONSOLIDATED SELECTED FINANCIAL DATA

    We have four series of common stock--Genzyme General Stock, Molecular Oncology Stock, Surgical Products Stock and Tissue Repair Stock--which we refer to as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specified subset of our business operations and its allocated assets, rather than operations and assets of our entire company. Each tracking stock is a common stock of Genzyme Corporation, not of a division; each division is not a company or legal entity, and therefore does not and cannot issue stock.

    The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

    - factors the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock; and

    - requires us to exchange, redeem or distribute a dividend to the holders of Molecular Oncology Stock, Surgical Products Stock, or Tissue Repair Stock if all or substantially all of the assets allocated to those corresponding divisions are sold to a third party.

    To determine earnings per share, we allocate Genzyme's earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from the division in accordance with our management and accounting policies. Our charter also requires that all income and expenses of Genzyme be allocated among the divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in determining the types, magnitudes and extent of allocations to each series of common stock without shareholder approval.

    Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we include financial statements and management's discussion and analysis of Genzyme Corporation and of each division to aid investors in evaluating Genzyme's performance and the performance of each of its divisions.

    Income (loss) allocated to Genzyme General Stock and Surgical Products Stock, and earnings per share of Genzyme General Stock, have been revised for all periods presented as described in Note A. to our consolidated financial statements under the caption "Net Income (Loss) Per Share--Revision."

                                     GCS-2

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

                                                      FOR THE YEARS ENDED DECEMBER 31,
                                            ----------------------------------------------------
                                              1999       1998       1997       1996       1995
                                            --------   --------   --------   --------   --------
                                                           (AMOUNTS IN THOUSANDS)
Revenues:
  Net product sales.......................  $683,482   $613,685   $529,927   $424,483   $304,373
  Net service sales.......................    79,448     74,791     67,158     68,950     52,450
  Revenues from research and development
    contracts:
    Related parties.......................     2,012      5,745      8,356     23,011     26,758
    Other.................................     7,346     15,114      3,400      2,310        202
                                            --------   --------   --------   --------   --------
      Total revenues......................   772,288    709,335    608,841    518,754    383,783
Operating costs and expenses:
  Cost of products sold(1)................   182,337    211,076    206,028    155,930    113,964
  Cost of services sold...................    49,444     48,586     47,289     54,082     35,868
  Selling, general and administrative.....   242,797    215,203    200,476    162,264    110,447
  Research and development (including
    research and development related to
    contracts)............................   150,516    119,005     89,558     80,849     68,845
  Amortization of intangibles.............    24,674     24,334     17,245      8,849      4,647
  Purchase of in-process research and
    development(2)........................     5,436         --      7,000    130,639     14,216
  Other...................................        --         --         --      1,465         --
                                            --------   --------   --------   --------   --------
    Total operating costs and expenses....   655,204    618,204    567,596    594,078    347,987
                                            --------   --------   --------   --------   --------
Operating income (loss)...................   117,084     91,131     41,245    (75,324)    35,796

Other income (expenses):
  Equity in net loss of unconsolidated
    affiliates............................   (42,696)   (29,006)   (12,258)    (5,373)    (1,810)
  Gain on affiliate sale of stock(3)......     6,683      2,369         --      1,013         --
  Minority interest.......................     3,674      4,285         --         --      1,608
  Gain on sale of investments in equity
    securities............................     1,963      3,391         --      1,711         --
  Gain on sale of product line(4).........     8,018     31,202         --         --         --
  Charge for impaired investments.........    (5,712)    (3,397)        --         --         --
  Other(5)................................    14,527         --     (2,000)        --         --
  Investment income.......................    36,158     25,055     11,409     15,341      8,814
  Interest expense........................   (21,771)   (22,593)   (12,667)    (6,990)    (1,109)
                                            --------   --------   --------   --------   --------
    Total other income (expenses).........       844     11,306    (15,516)     5,702      7,503
                                            --------   --------   --------   --------   --------
Income (loss) before income taxes.........   117,928    102,437     25,729    (69,622)    43,299
Provision for income taxes................   (46,947)   (39,870)   (12,100)    (3,195)   (21,649)
                                            --------   --------   --------   --------   --------
Net income (loss).........................  $ 70,981   $ 62,567   $ 13,629   $(72,817)  $ 21,650
                                            ========   ========   ========   ========   ========

                                     GCS-3

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                     ----------------------------------------------------
                                                       1999       1998       1997       1996       1995
                                                     --------   --------   --------   --------   --------
                                                       (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
NET INCOME (LOSS) PER SHARE:
  ALLOCATED TO GENZYME GENERAL STOCK
    (REVISED)(6,7,10):
  Genzyme General net income (loss)................  $142,077   $133,052   $ 76,642   $(10,687)  $ 40,368
  Genzyme Surgical Products net loss...............   (27,523)   (49,856)   (29,740)   (44,313)    (9,273)
  Tax benefit allocated from Genzyme Molecular
    Oncology.......................................     7,812      3,527      2,755         --         --
  Tax benefit allocated from Genzyme Surgical
    Products.......................................    16,128     17,936     10,112      7,487      3,728
  Tax benefit allocated from Genzyme Tissue
    Repair.........................................    10,866     16,394     17,666     17,011      8,857
                                                     --------   --------   --------   --------   --------
  Net income (loss) allocated to Genzyme General
    Stock..........................................  $149,360   $121,053   $ 77,435   $(30,502)  $ 43,680
                                                     ========   ========   ========   ========   ========
  Net income (loss) per share of Genzyme General
    Stock:
    Basic..........................................  $   1.80   $   1.53   $   1.01   $  (0.45)  $   0.79
                                                     ========   ========   ========   ========   ========
    Diluted........................................  $   1.71   $   1.48   $   0.98   $  (0.45)  $   0.68
                                                     ========   ========   ========   ========   ========
  Weighted average shares outstanding:
    Basic..........................................    83,092     79,063     76,531     68,289     55,531
                                                     ========   ========   ========   ========   ========
    Diluted........................................    93,228     85,822     78,925     68,289     63,967
                                                     ========   ========   ========   ========   ========
  ALLOCATED TO MOLECULAR ONCOLOGY STOCK(7,8):
  Net loss.........................................  $(28,832)  $(19,107)  $(19,578)
                                                     ========   ========   ========
  Net loss per share of Molecular Oncology
    Stock--basic and diluted.......................  $  (2.25)  $  (3.81)  $  (4.64)
                                                     ========   ========   ========
  Weighted average shares outstanding..............    12,826      5,019      3,929
                                                     ========   ========   ========
  ALLOCATED TO SURGICAL PRODUCTS STOCK
    (REVISED)(7,9,10):
  Net loss.........................................  $(20,514)
                                                     ========
  Net loss per share of Surgical Products
    Stock--basic and diluted.......................  $  (1.38)
                                                     ========
  Weighted average shares outstanding..............    14,835
                                                     ========
  ALLOCATED TO TISSUE REPAIR STOCK(7):
  Net loss.........................................  $(30,040)  $(40,386)  $(45,984)  $(42,315)  $(22,030)
                                                     ========   ========   ========   ========   ========
  Net loss per share of Tissue Repair Stock--basic
    and diluted....................................  $  (1.26)  $  (1.99)  $  (3.07)  $  (3.38)  $  (2.28)
                                                     ========   ========   ========   ========   ========
  Weighted average shares outstanding..............    23,807     20,277     14,976     12,525      9,659
                                                     ========   ========   ========   ========   ========


CONSOLIDATED BALANCE SHEET DATA

                                                                       DECEMBER 31,
                                               ------------------------------------------------------------
                                                  1999         1998         1997         1996        1995
                                               ----------   ----------   ----------   ----------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Cash, cash equivalents, short- and long-term
  investments................................  $  652,990   $  575,729   $  246,341   $  187,955   $326,236
Working capital..............................     592,249      417,116      350,822      395,605    352,410
Total assets.................................   1,787,281    1,688,854    1,295,453    1,270,508    905,201
Long-term debt and convertible debt(11)......     290,622      287,225      170,276      241,998    124,473
Stockholders' equity.........................   1,356,392    1,172,535    1,012,050      902,309    705,207

                                     GCS-4

There were no cash dividends paid.

------------------------

(1) Cost of products sold for 1997 includes an $18.1 million charge in connection with the discontinuance of our melatonin, bulk pharmaceuticals and fine chemicals product lines. Cost of products sold for 1998 includes a $14.8 million charge to write-down excess Ceredase-Registered Trademark-enzyme inventory and a $10.4 million charge to write-down our Sepra products inventory to net realizable value.

(2) Charges for in-process research and development were incurred in connection with the following acquisitions:

       - 1995--$14.2 million from the acquisition of a minority interest in IG Laboratories, Inc.

       - 1996--$106.4 million from the acquisition of Neozyme II Corporation and $24.2 million from the acquisition of Deknatel Snowden Pencer, Inc.

       - 1997--$7.0 million from the acquisition of PharmaGenics, Inc.

       - 1999--$5.4 million from the acquisition of Peptimmune, Inc.

(3) Gain on affiliate sale of stock in 1999 represents the gain on our investment in Genzyme Transgenics Corporation ("GTC") as a result of GTC's various issuances of additional shares of its stock.

(4) Gain on sale of product line of $31.2 million in 1998 relates to the sale of our research products business assets to Techne Corporation in July 1998. Gain on sale of product line in 1999 consists of $7.5 million, representing the payment of a note receivable that we received as partial consideration for the sale of Genetic Design, Inc. to Laboratory Corporation of America in 1996.

(5) Other income in 1999 includes the receipt of a $14.4 million payment associated with the termination of our agreement to acquire Cell Genesys, Inc., net of acquisition related expenses.


(6) Until the distribution of Surgical Products Stock on June 28, 1999, Genzyme Surgical Products' losses were included in the determination of income allocated to Genzyme General Stock. Further, until the distribution of Molecular Oncology Stock on June 18, 1997, Genzyme Molecular Oncology's losses were included in the determination of income allocated to Genzyme General Stock. If the shares of Surgical Products Stock initially issued on June 28, 1999 were assumed to be outstanding since January 1, 1995, net income allocated to Genzyme General Stock and weighted average shares outstanding would have been as follows:



                                                       FOR THE YEARS ENDED DECEMBER 31,
                                             ----------------------------------------------------
                                               1999       1998       1997       1996       1995
                                             --------   --------   --------   --------   --------
                                                            (AMOUNTS IN THOUSANDS)
Net income allocated to Genzyme General
  Stock....................................  $176,883   $170,909   $107,175   $ 13,811   $ 52,953
Weighted average shares outstanding:
  Basic....................................    83,092     79,063     76,531     68,289     55,531
  Diluted..................................    93,228     85,822     78,925     73,038     63,967


(7) To determine earnings per share, we allocate Genzyme's earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock is defined in our charter as the net income or loss of Genzyme General determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Earnings attributable to Molecular Oncology Stock, Surgical Products Stock and Tissue Repair Stock are defined similarly and, as such, are based on the net income or loss of the corresponding division.

                                     GCS-5

(8) We created Genzyme Molecular Oncology on June 18, 1997. Prior to this date, the operations of Genzyme Molecular Oncology were included in the results of Genzyme General. Net loss per share of Molecular Oncology Stock for 1997 is calculated using the net loss allocated to Genzyme Molecular Oncology for the period June 18, 1997 through December 31, 1997 and the weighted average shares outstanding during the same period. Loss per share data is not presented for Genzyme Molecular Oncology for the years ended December 31, 1995 and 1996, or for the period from January 1, 1997 to June 17, 1997, as there were no shares of Molecular Oncology Stock outstanding.


(9) We created Genzyme Surgical Products on June 28, 1999. Prior to this date, the operations of Genzyme Surgical Products were included in the operations allocated to Genzyme General and, therefore, in the net income allocated to Genzyme General Stock. Net loss per share of Surgical Products Stock for 1999 is calculated using the net loss allocated to Genzyme Surgical Products for the period June 28, 1999 through December 31, 1999 and the weighted average shares outstanding during the same period. Loss per share data is not presented for Genzyme Surgical Products for the years ended
    December 31, 1995, 1996, 1997 and 1998, as there were no shares of Surgical Products Stock outstanding. If the shares of Surgical Products Stock initially issued on June 28, 1999 were assumed to be outstanding since January 1, 1995, net loss allocated to Surgical Products Stock and weighted average shares outstanding would have been as follows:



                                                         FOR THE YEARS ENDED DECEMBER 31,
                                               ----------------------------------------------------
                                                 1999       1998       1997       1996       1995
                                               --------   --------   --------   --------   --------
                                                              (AMOUNTS IN THOUSANDS)
Net loss allocated to Surgical Products
  Stock......................................  $(48,037)  $(49,856)  $(29,740)  $(44,313)  $(9,273)
Weighted average shares outstanding--basic
  and diluted................................    14,800     14,800     14,800     14,800    14,800


(10) The allocation of Genzyme's historical earnings has been revised to reflect an allocation of Genzyme's earnings to each series of common stock actually outstanding in periods prior to June 1999 and to each series of common stock, including Surgical Products Stock, thereafter. See Note A. to the consolidated financial statements.

(11) Long-term debt and convertible debt consists primarily of $218.0 million and $118.0 million outstanding under a revolving credit facility in 1996 and 1997, respectively. Long-term debt and convertible debt in 1998 and 1999 consists primarily of $250.0 million in principal of 5 1/4% convertible subordinated notes due June 2005.

                                     GCS-6

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

    In June 1997, we formed Genzyme Molecular Oncology by acquiring PharmaGenics, Inc. and combining it with several of our ongoing programs in the field of oncology.

    In June 1999, we established Genzyme Surgical Products. The business of Genzyme Surgical Products previously operated as a business unit of Genzyme General. The discussion that follows reflects the results of operations as if Genzyme Surgical Products had existed as a separate division of Genzyme for all periods presented.


    The greater segregation of assets, liabilities and earnings (losses) resulting from the creation of Genzyme Molecular Oncology and Genzyme Surgical Products is a trend that we do not expect to continue. As discussed below, Genzyme Surgical Products and Genzyme Tissue Repair will be combined into Genzyme Biosurgery upon the completion of the Biomatrix acquisition, reducing the segregation of assets among our divisions and reducing the series of common stock outstanding. As market or competitive conditions warrant, we may create new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so.


    We prepare the financial statements of Genzyme in accordance with generally accepted accounting principles. We present financial information and accounting policies specific to Genzyme in the accompanying consolidated financial statements. Note A., "Summary of Significant Accounting Policies," to our accompanying consolidated financial statements contains our accounting policies.

    We have four series of common stock--Genzyme General Stock, Molecular Oncology Stock, Surgical Products Stock and Tissue Repair Stock--which we refer to as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specific subset of our

                                     GCS-7
business operations and its allocated assets, rather than operations and assets of our entire company. The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

    - factors the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock; and

    - requires us to exchange, redeem or distribute a dividend to the holders of Molecular Oncology Stock, Surgical Products Stock, or Tissue Repair Stock if all or substantially all of the assets allocated to those corresponding divisions are sold to a third party (a dividend or redemption payment must equal in value the net after-tax proceeds from the sale; an exchange must be for Genzyme General Stock at a 10% premium to the exchanged stock's average market price following the announcement of the sale.


    To determine earnings per share, we allocate Genzyme's earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from the division in accordance with our management and accounting policies. Our charter also requires that all income and expenses of Genzyme be allocated among the divisions in a reasonable and consistent manner. However, subject to fiduciary duties, our board of directors can, at its discretion, change the methods of allocating earnings to each series of common stock. We intend to allocate earnings using our current methods for the foreseeable future. See "Earnings Allocations" below.


    Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we include financial statements and management's discussion and analysis of Genzyme Corporation and of each division to aid investors in evaluating Genzyme's performance and the performance of each of its divisions.

    While each tracking stock is designed to reflect a division's performance, it is common stock of Genzyme Corporation and not of a division; each division is not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of a series of tracking stock have no specific rights to assets allocated to the corresponding division. Genzyme Corporation continues to hold title to all of the assets allocated to each division and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stockholders in the combined assets of Genzyme.

    We provide separate financial statements for each of our divisions as well as consolidated financial statements that include the consolidated results of each of our divisions and our corporate operations taken as a whole. You should read this discussion and analysis of our financial position and results of operations in conjunction with those consolidated financial statements and related notes, which are included in this annual report.

    In March 2000, we entered into an agreement to acquire Biomatrix, Inc. Upon completion of the acquisition, we will form a new operating division, and the assets allocated to Genzyme Surgical Products and Genzyme Tissue Repair will be re-allocated to that new division. See "Subsequent Event" below.

                                     GCS-8

RESULTS OF OPERATIONS

    The following discussion summarizes the key factors our management believes are necessary for an understanding of our consolidated financial statements.

    The components of our consolidated statements of operations are described in the following table:

                                                                        99/98                 98/97
                                                                 INCREASE/(DECREASE)   INCREASE/(DECREASE)
                                  1999       1998       1997          % CHANGE              % CHANGE
                                --------   --------   --------   -------------------   -------------------
                                              (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Total revenues................  $772,288   $709,335   $608,841            9%                    17%
Cost of products and service
  sold........................   231,781    259,662    253,317          (11)%                    3%
Selling, general and
  administrative..............   242,797    215,203    200,476           13%                     7%
Research and development
  (including research and
  development related to
  contracts)..................   150,516    119,005     89,558           26%                    33%
Amortization of intangibles...    24,674     24,334     17,245            1%                    41%
Purchase of in-process
  research and development....     5,436         --      7,000          N/A                    N/A
                                --------   --------   --------
Total operating costs and
  expenses....................   655,204    618,204    567,596            6%                     9%
                                --------   --------   --------
Operating income..............   117,084     91,131     41,245           28%                   121%
Other income (expenses),
  net.........................       844     11,306    (15,516)         (93)%                  173%
                                --------   --------   --------
Income before income taxes....   117,928    102,437     25,729           15%                   298%
Provision for income taxes....   (46,947)   (39,870)   (12,100)          18%                   230%
                                --------   --------   --------
Net income....................  $ 70,981   $ 62,567   $ 13,629           13%                   359%
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
                                ========   ========   ========

                                     GCS-9

PRODUCT REVENUE

    We derive product revenue from sales by Genzyme General of therapeutic, diagnostic and other products, including Cerezyme-Registered Trademark- enzyme and Ceredase-Registered Trademark- enzyme, and sales by Genzyme Surgical Products of cardiovascular, general surgery and other products, including Sepra Film-Registered Trademark- bioresorbable membrane.


                                                                        99/98                 98/97
                                                                 INCREASE/(DECREASE)   INCREASE/(DECREASE)
                                  1999       1998       1997          % CHANGE              % CHANGE
                                --------   --------   --------   -------------------   -------------------
                                              (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Genzyme General:
  Therapeutics................  $488,705   $413,645   $332,712           18%                   24%
  Diagnostic products.........    57,971     65,683     66,288          (12)%                  (1)%
  Other.......................    24,825     30,399     30,092          (18)%                   1%

Genzyme Surgical Products:
  Cardiovascular surgery
    products..................    77,966     74,545     79,560            5%                   (6)%
  General surgery products....    25,192     20,249     14,813           24%                   37%
  Other.......................     8,823      9,164      6,462           (4)%                  42%
                                --------   --------   --------
Total product revenues........  $683,482   $613,685   $529,927           11%                   16%
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

    Cardiovascular surgery products include chest drainage and fluid management systems, surgical closures, biomaterials, and instruments for conventional and minimally invasive cardiac surgery. The

                                     GCS-10
increase in cardiovascular surgery product revenues in 1999 was primarily attributable to increased sales of instruments for minimally invasive cardiac surgery.

    The increases in product revenue were partially offset by a decrease in diagnostic products revenue for 1999 as compared to 1998, which reflects the sale of the research products business to Techne Corporation in July 1998 and immunochemistry product line to an operating unit of Sybron Laboratory Products Corporation in July 1999. Diagnostic products revenue includes royalties on product sales by Techne's biotechnology group.

1998 AS COMPARED TO 1997

    Our increase in product revenue primarily due to:

    - increased sales of Cerezyme-Registered Trademark- enzyme; and

    - an 88% increase in sales of Sepra Film-Registered Trademark- bioresorbable membrane from $4.9 million in 1997 to $9.3 million in 1998, primarily as a result of increased market acceptance of the product.

    The increase in product revenue for 1998 was partially offset by decreased cardiovascular surgery product revenues as a result of a decrease in sales of fluid management products, which were $39.8 million in 1998, compared to $42.3 million in 1997. The decrease in fluid management product sales was due to the termination of a group-purchasing contract in 1997, the impact of which was realized in 1998.

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

    - Genzyme Tissue Repair's Epicel-TM- skin grafts for the treatment of severe burns; and

    - genomics services using Genzyme Molecular Oncology's SAGE-TM- gene expression technology.

                                                                        99/98                 98/97
                                                                 INCREASE/(DECREASE)   INCREASE/(DECREASE)
                                  1999       1998       1997          % CHANGE              % CHANGE
                                --------   --------   --------   -------------------   -------------------
                                              (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Genzyme General...............  $ 57,223   $ 55,445   $ 55,835            3%                   (1)%
Genzyme Molecular Oncology....     1,920      2,229        467          (14)%                 377%
Genzyme Tissue Repair.........    20,305     17,117     10,856           19%                   58%
                                --------   --------   --------
Total service revenue.........  $ 79,448   $ 74,791   $ 67,158            6%                   11%
                                ========   ========   ========

                                     GCS-11

1999 AS COMPARED TO 1998

    Our service revenue increased during 1999, as compared to 1998, as a result of increases in the provision of genetic testing services as well as increased sales of Carticel-Registered Trademark- chondrocytes and Epicel-TM- skin grafts. The increase in sales of Carticel-Registered Trademark- chondrocytes was a result of continued increases in the numbers of patients treated and surgeons trained as well as an increase in the number of insurance reimbursement approvals. Sales of genomics services decreased during this period as a result of a decline in the provision of genomics services using Genzyme Molecular Oncology's SAGE-TM- gene expression technology.

1998 AS COMPARED TO 1997

    Our service revenue during 1998 increased from 1997 primarily as a result of increased sales of Carticel-Registered Trademark- chondrocytes and Epicel-TM-skin grafts. Service revenues for genetic testing in 1998 were level with 1997. The growth in sales of Carticel-Registered Trademark- chondrocytes is primarily attributable to increased acceptance by orthopedic surgeons and insurance companies, most notably following the issuance by the U.S. Food and Drug Administration (FDA) of a biologics license to Genzyme Tissue Repair for Carticel-Registered Trademark- chondrocytes. The increase in sales of Epicel-TM-skin grafts was due to penetration of Epicel-TM- skin grafts into the catastrophic burn market. The increased market share resulted from increased surgeon awareness and from product improvements designed to ease the surgical procedure.

INTERNATIONAL PRODUCT AND SERVICE REVENUE

    A substantial portion of our revenue was generated outside of the United States, as described in the following table. Most of this revenue was attributable to sales of Cerezyme-Registered Trademark- enzyme. The following table shows international product and service revenue:

                                                                        99/98                 98/97
                                                                 INCREASE/(DECREASE)   INCREASE/(DECREASE)
                                  1999       1998       1997          % CHANGE              % CHANGE
                                --------   --------   --------   -------------------   -------------------
                                              (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Total international product
  and service revenue.........  $311,080   $281,744   $220,592           10%                   28%
                                ========   ========   ========
% of total product and service
  revenue.....................       41%        41%        37%

MARGINS

                                                                        99/98                 98/97
                                                                 INCREASE/(DECREASE)   INCREASE/(DECREASE)
                                  1999       1998       1997          % CHANGE              % CHANGE
                                --------   --------   --------   -------------------   -------------------
                                              (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Product margin................  $501,145   $402,609   $323,899           24%                   24%
  % of product revenue........       73%        66%        61%
Service margin................    30,004     26,205     19,869           14%                   32%
  % of service revenue........       38%        35%        30%
Total gross margin............   531,149    428,814    343,768           24%                   25%
  % of total product and
    service revenues..........       70%        62%        58%

    We provide a broad range of healthcare products and services. As a result, our gross margin varies significantly based on the category of product or service. Sales of therapeutic products, including Cerezyme-Registered Trademark-enzyme, result in higher margins than sales of surgical or diagnostic products.

                                     GCS-12

    During 1998, we recorded a $25.2 million charge to cost of products sold. The components of this charge were:

    - a $14.8 million charge related to the operations of Genzyme General to write down excess inventory used to make Ceredase-Registered Trademark-enzyme. We took this charge following our determination that, based on the status of our efforts to convert Gaucher disease patients to a treatment regimen using Cerezyme-Registered Trademark- enzyme, our existing supply of Ceredase-Registered Trademark- enzyme was sufficient to meet estimated patient needs.

    - a $10.4 million charge related to the operations of Genzyme Surgical Products to write down our inventory of Sepra products to net realizable value. The Sepra products are our line of products and product candidates designed to limit post-operative adhesions. During the third quarter of 1998, we revised our forecasted sales of Sepra products and, in accordance with our policy, analyzed the Sepra products inventory to determine whether the carrying value exceeded the net realizable value. The revised forecast showed slower sales growth as well as higher manufacturing and sales and marketing costs than originally expected. In addition, our inventory on-hand had a relatively high cost per unit because production was significantly less than originally planned. As a result, in the third quarter of 1998, we recorded a charge to cost of products sold to write down our Sepra products inventory to net realizable value.

    Without the effect of this charge, our product margin for 1998 would have been 70% and our total gross margin during that period would have been 66%.

    During 1997, we recorded a charge of $5.5 million to cost of products sold allocated to Genzyme Surgical Products relating to the manufacture of Sepracoat-TM- coating solution. We took this charge after an advisory panel of the FDA recommended against granting market approval for this product in 1997. This product is sold outside the United States.

    Without the effect of this charge, our product margin for 1997 would have been 62% and our total gross margin during that period still would have been 58%.

    Excluding the charges described above, the increases in product margin and total gross margin during both periods were a result of increased efficiency and process improvements in manufacturing as well as increased sales of Cerezyme-Registered Trademark- enzyme.

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

OPERATING EXPENSES

1999 AS COMPARED TO 1998

    The increase in selling, general and administrative expense in 1999 as compared to 1998 was related to:

    - increased expenditures to support the increased sales of Cerezyme-Registered Trademark- enzyme;

    - costs associated with the market introduction of Thyrogen-Registered Trademark- hormone in January 1999;

    - increased staffing to support the growth in several of Genzyme General's product lines;

                                     GCS-13

    - a $3.0 million increase to the reserve for doubtful accounts in Genzyme General's genetic testing business as a result of a comprehensive review of contract receivable and self-pay receivables during 1999; and

    - an increase in professional service fees and higher fringe benefit expenses and costs in connection with the creation of Genzyme Surgical Products as a separate division of Genzyme.

    The increase in selling, general and administrative expense in 1999 as compared to 1998 was partially offset by the following:

    - reduced legal costs in 1999 associated with our prosecution and maintenance of Genzyme Molecular Oncology's intellectual property portfolio; and

    - a one-time charge taken in 1998 to write off costs incurred in connection with a public offering of Molecular Oncology Stock that was not completed.

    The increase in research and development expense in 1999 as compared to 1998 was a result of:

    - increased costs for the program to develop transgenic recombinant human antithrombin III, which is conducted through our consolidated joint venture, ATIII LLC, discussed in "--Minority Interest" below;

    - increased spending on Genzyme General's program to develop Fabrazyme-TM-enzyme for the treatment of Fabry disease;

    - increased spending on Genzyme General's cell and gene therapy programs;

    - the initiation of a clinical trial for Genzyme Molecular Oncology's melanoma tumor vaccine product;

    - the increase in the number of research personnel and related expenses required to support the continued development of Genzyme Molecular Oncology's cancer vaccine and angiogenesis inhibitor programs;

    - increased spending for Genzyme Surgical Products' cell and gene therapy programs and the initiation of several clinical trials for its products;

    - increased spending on the development programs for Genzyme Surgical Products' surgical instruments and devices;

    - a $2 million milestone payment made by Genzyme Surgical Products to a collaborator in June 1999.

    The increase in research and development expense in 1999 as compare to 1998 was partially offset by the following:

    - Genzyme Tissue Repair's termination of its TGF-beta and other research and development programs; and

    - a $1.7 million charge taken by Genzyme Surgical Products in the third quarter of 1998 to write off certain costs related to equipment that it used to manufacture the Sepra products.

    In the fourth quarter of 1998, Genzyme General began amortizing a milestone payment that it made to GelTex Pharmaceuticals, Inc. upon FDA approval of Renagel-Registered Trademark- capsules. As a result, amortization of intangibles increased slightly during 1999 as compared to 1998.

    In 1999, we acquired Peptimmune, Inc., a privately-held company whose lead development program was a preclincal research stage program focused on a treatment for pemphigus vulgaris, a rare genetic disease. Because the technology acquired had narrow utility and no application to our ongoing programs, we considered it to have no alternative future use. As a result, we allocated
$5.4 million of the purchase price to in-process technology. We recorded this amount as a one-time charge to operations in 1999. We

                                     GCS-14
will record our expenses related to the development of the acquired technology as research and development expense until the time at which it reaches technological feasibility. Given the inherent risk in developing early-stage biotechnology products, we may never demonstrate the feasibility of that technology. See "--Factors Affecting Future Operating Results" below. In addition, given the history of consolidation in the biotechnology industry, we expect that we will complete additional acquisitions in the future. Some of these acquisitions will result in a further investment by us in in-process technology.

1998 AS COMPARED TO 1997

    The increase in selling, general and administrative expense in 1998 as compared to 1997 was related to:

    - increased sales and marketing costs related to the product launch of Thyrogen-Registered Trademark- hormone;

    - increased expenditures to support the increased sales of Cerezyme-Registered Trademark- enzyme;

    - increased administrative support needed to support the growth of Genzyme Molecular Oncology; and

    - a one-time charge taken in the third quarter of 1998 to write off costs incurred in connection with a public offering of Molecular Oncology Stock that was not completed.

    The increase in selling, general and administrative expense in 1998 as compared to 1997 was partially offset by the following:

    - a one time charge of $1.9 million in 1997 related to the manufacture and sale of Sepracoat-TM- coating solution; and

    - efforts within Genzyme Tissue Repair to streamline operations.

    The increase in research and development expense in 1998 as compared to 1997 was attributable to the following:

    - $12.0 million in additional costs resulting from the consolidation of the results of ATIII LLC, for which there were no comparable amounts in 1997;

    - an increase in research personnel and related expenses to support Genzyme Molecular Oncology's SAGE-TM-, gene therapy and small molecule programs;

    - higher expenditures in Genzyme Surgical Products' cardiovascular gene and cell therapy scientific research and additional clinical trials initiated for the Sepra products; and

    - a $1.7 million charge taken by Genzyme Surgical Products in the third quarter of 1998 to write off certain costs related to equipment that it used to manufacture the Sepra products.

                                     GCS-15

OTHER INCOME AND EXPENSES

                                                                        99/98                 98/97
                                                                 INCREASE/(DECREASE)   INCREASE/(DECREASE)
                                  1999       1998       1997          % CHANGE              % CHANGE
                                --------   --------   --------   -------------------   -------------------
                                              (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Equity in net loss of
  unconsolidated affiliates...  $(42,696)  $(29,006)  $(12,258)          47%                   137%
Gain on affiliate sale of
  stock.......................     6,683      2,369         --          182%                   N/A
Minority interest.............     3,674      4,285         --          (14)%                  N/A
Gain on sale of investments in
  equity securities...........     1,963      3,391         --          (42)%                  N/A
Gain on sale of product
  line........................     8,018     31,202         --          (74)%                  N/A
Charge for impaired
  investments.................    (5,712)    (3,397)        --           68%                   N/A
Other.........................    14,527         --     (2,000)         N/A                    N/A
Investment income.............    36,158     25,055     11,409           44%                   120%
Interest expense..............   (21,771)   (22,593)   (12,667)          (4)%                   78%
                                --------   --------   --------
Total other income (expense),
  net.........................  $    844   $ 11,306   $(15,516)         (93)%                  171%
                                ========   ========   ========

EQUITY IN NET LOSS OF UNCONSOLIDATED AFFILIATES

    At December 31, 1999, we owned approximately 33% of the common stock of Genzyme Transgenics Corporation, which we refer to as GTC. We record in net loss of unconsolidated affiliates our portion of its results. We also record the results of the following joint ventures in net loss of unconsolidated affiliates:

    JOINT VENTURE             PARTNER(S)          EFFECTIVE DATE           PRODUCT/INDICATION           GENZYME DIVISION
    -------------             ----------          --------------           ------------------           ----------------
RenaGel LLC             GelTex Pharmaceuticals,   June 1997        Renagel-Registered Trademark-       Genzyme General
                        Inc.                                         capsules reduction of serum
                                                                     phosphorus in patients with
                                                                     end-stage renal disease

BioMarin/ Genzyme LLC   BioMarin Pharmaceutical   September 1998   Aldurazyme-TM- enzyme for the       Genzyme General
                        Inc.                                         treatment of
                                                                     mucopolysaccharidosis-I

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

                                     GCS-16

    - a $1.0 million charge incurred in connection with our repurchase of one-half of the Canadian Medical Discoveries Fund's interest in StressGen/Genzyme LLC in October 1999.

    These increases were offset in part by decreased losses from GTC for both periods.

GAIN ON AFFILIATE SALE OF STOCK

    GTC, an unconsolidated affiliate, periodically issues additional shares of its common stock. As described in Note A to our consolidated financial statements, it is our policy to record gains on the issuance of stock by our subsidiaries and affiliates. Accordingly, we recorded a $6.7 million gain in 1999 and a $2.4 million gain in 1998. The issuance of additional shares by GTC in 1999 reduced our ownership interest in GTC from 40% to 33%. The issuance of additional shares by GTC in 1998 reduced our ownership interest in GTC from 43% to 40%.

MINORITY INTEREST

    In 1998, we formed ATIII LLC, a joint venture with GTC for the development and commercialization of transgenic recombinant human antithrombin III. We are funding 70% of the first $33.0 million in development costs, excluding facility costs, under this program and 50% of all development costs thereafter. We will pay 50% of all new facility costs to be incurred by ATIII LLC. All profits of ATIII LLC will be split equally; losses are allocated based on the amount of funding provided by each venturer. Because our combined direct and indirect interest in ATIII LLC is in excess of 50%, we consolidate the results of ATIII LLC and record GTC's portion of the ATIII LLC's losses as minority interest. ATIII LLC had losses of $12.2 million and $12.0 million in 1999 and 1998, respectively, of which GTC's portion was $3.7 million and $4.3 million, respectively.

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

CHARGE FOR IMPAIRED INVESTMENTS

    We recorded a $5.7 million charge in 1999 in connection with our investments in the common stock of Pharming Group N.V. and IntegraMed America, Inc., and a $3.4 million charge in 1998 in connection with our investment in the common stock of Celtrix Pharmaceuticals, Inc. because we considered the decline in the value of those investments to be other than temporary.

    In connection with these assessments, we concluded that substantial evidence existed that the value of the investments would recover to at least our cost. This included continued positive progress in the issuers' scientific programs, ongoing activity in our collaborations with the issuers, and a lack of any substantial company-specific adverse events causing the declines in value. However, given the significance and

                                     GCS-17
duration of the declines as of the end of the applicable quarter, we concluded that it was unclear over what period such price recoveries would take place and that, accordingly, the positive evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value each of these investments.

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

INTEREST EXPENSE

    Our interest expense increased in both periods primarily as a result of the issuance of the 5 1/4% convertible subordinated notes. The increase in both periods was partially offset due to Genzyme Tissue Repair completing the accretion of the conversion feature of the 6% convertible subordinated note in the second quarter of 1998. During 1998, the holder of this note converted
$0.6 million of principal into shares of Tissue Repair Stock. During 1999, the holder of this note converted the remaining principal amount of $12.4 million into shares of Tissue Repair Stock.


TAX PROVISION


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


EARNINGS ALLOCATIONS



    Genzyme allocates its earnings to each of our series of common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from the division in


                                     GCS-18
accordance with our management and accounting policies. The earnings allocated to each series of common stock are indicated in the table below (in thousands):



                                                                1999       1998       1997
                                                              --------   --------   --------
Earnings allocated to:
  Genzyme General Stock.....................................  $149,630   $121,053   $ 77,435
  Molecular Oncology Stock..................................   (28,832)   (19,107)   (19,578)
  Surgical Products Stock...................................   (20,514)        --         --
  Tissue Repair Stock.......................................   (30,040)   (40,386)   (45,984)



    In connection with the creation of Genzyme Surgical Products as a separate division and the distribution of Surgical Products Stock on June 28, 1999, we modified the way that we allocate income and losses to our series of stock.



    Through June 27, 1999, the operations of Genzyme Surgical Products were included in Genzyme General, and the losses of Genzyme Surgical Products were allocated to Genzyme General Stock. Since June 28, 1999, the losses of Genzyme Surgical Products were no longer included in the determination of income allocated to Genzyme General Stock. This change in the methodology of allocating income or losses has resulted in an increase in the income allocated to Genzyme General Stock that is not due to operational changes or new business. Subsequent to the creation of Genzyme Surgical Products, pursuant to the Company's management and accounting policies, tax benefits generated by Genzyme Surgical Products continued to be allocated to Genzyme General Stock.



    From January 1, 1999 through June 27, 1999, the net loss of Genzyme Surgical Products of $27.5 million was allocated to Genzyme General Stock. From June 28, 1999 through December 31, 1999, the net loss of Genzyme Surgical Products of $20.5 million was allocated to Surgical Products Stock and excluded from income allocated to Genzyme General Stock. As a result of this change in allocation methodology, income allocated to Genzyme General Stock in 1999 was $20.5 million (or 16%) higher than what would have been allocated had Genzyme Surgical Products remained a part of Genzyme General.



    If the shares of Surgical Products Stock initially issued on June 28, 1999 were assumed to be outstanding since January 1, 1997, net income allocated to Genzyme General Stock, net loss allocated to Surgical Products Stock and weighted average shares outstanding would have been as follows:



                                                                1999       1998       1997
                                                              --------   --------   --------
Genzyme General:
  Net income allocated to Genzyme General Stock.............  $176,883   $170,909   $107,175
  Weighted average shares outstanding:
    Basic...................................................    83,092     79,063     76,531
    Diluted.................................................    93,228     85,822     78,925
Genzyme Surgical Products:
  Net loss allocated to Surgical Products Stock.............  $(48,037)  $(49,856)  $(29,740)
  Weighted average shares outstanding--basic and diluted        14,800     14,800     14,800



    As noted above, the tax benefits associated with the losses of Genzyme Surgical Products for the period from June 28, 1999 to December 31, 1999, which amounted to $6.9 million, continued to be allocated to Genzyme General Stock. Our management and accounting policies provide that, if as of the end of any fiscal quarter, a division can not use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division


                                     GCS-19
generating the benefit. Tax benefits allocated to Genzyme General, which are included in earnings attributable to Genzyme General Stock, are as follows (in thousands):



                                                                1999       1998       1997
                                                              --------   --------   --------
Tax benefits allocated from:
  Genzyme Molecular Oncology................................  $  7,812   $  3,527   $  2,755
  Genzyme Surgical Products.................................    16,128     17,936     10,112
  Genzyme Tissue Repair.....................................    10,866     16,394     17,666
                                                              --------   --------   --------
    Total...................................................  $ 34,806   $ 37,857   $ 30,533
                                                              ========   ========   ========



    These tax benefits represent 23%, 31% and 39% of earnings allocated to Genzyme General Stock in 1999, 1998 and 1997, respectively. The amount of tax benefits allocated to Genzyme General fluctuate based on the results of Genzyme Molecular Oncology, Genzyme Surgical Products and Genzyme Tissue Repair. If the losses of those divisions decline, as they are expected to, then the tax benefits allocated to Genzyme General will also decline.


LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 1999, we had cash, cash-equivalents, and short- and long-term investments of $653.0 million, an increase of $77.3 million from December 31, 1998.

    We generated $204.0 million in cash from our operations in 1999.

    Our investing activities used $182.2 million in cash in 1999. These activities generated:

    - $11.1 million from the sale of Techne common stock;

    - $8.4 million from the payment of a note issued in connection with our sale of Genetic Design;

    - $5.0 million from the sale of our immunochemistry product lines; and

    - $0.9 million from the distribution of cash from StressGen/Genzyme LLC upon the joint venture's dissolution.

    These activities used:

    - $70.6 million for net purchases of investments;

    - $57.7 million to fund capital expenditures;

    - $40.0 million to fund our investments in joint ventures;

    - $6.5 million to fund our acquisition of Peptimmune;

    - $10.0 million to make a milestone payment to GelTex upon the first anniversary of FDA approval of Renagel-Registered Trademark- capsules;

    - $6.6 million to purchase shares of GTC's preferred stock;

    - $10.0 million to purchase shares of BioMarin common stock;

    - $3.4 million to purchase shares of Genovo, Inc. common stock; and

    - $4.0 million to purchase shares of Focal Inc. common stock.

    In 1999, we received $60.0 million in cash from employee stock plans and borrowed $5.0 million under a bank credit facility. In 1999, we used
$85.1 million in cash to repay debt and capital lease obligations.

    In 1999, we refinanced our $225 million revolving credit facility with a $50.0 million revolving credit facility that matures in November 2000 and a $100.0 million revolving credit facility that matures in

                                     GCS-20

November 2002. At December 31, 1999, $23.0 million was outstanding under the credit facility, of this amount, we have allocated $18.0 million to Genzyme Tissue Repair and $5.0 million to Genzyme Molecular Oncology. Amounts borrowed under this revolving credit facility bear interest at a floating rate based upon an applicable margin above either the prime rate announced by Fleet National Bank or the London InterBank Offered Rate. We must repay all borrowings under this facility no later than November 12, 2002.

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

    Our cash reserves will be further reduced to pay principal and interest on the following debt:

    - $250.0 million in principal under our 5 1/4% convertible subordinated notes due June 2005, which are convertible into Genzyme General Stock, Molecular Oncology Stock and Surgical Products Stock;

    - $23.0 million under a revolving credit facility with a group of commercial banks due November 12, 2002. Of this amount, we have allocated
      $18.0 million to Genzyme Tissue Repair and $5.0 million to Genzyme Molecular Oncology; and

    - $21.2 million in principal under our 5% convertible subordinated debentures due August 2003, which are convertible into Genzyme General Stock.

    If we use cash to pay or redeem this debt, including the interest due on it, our cash reserves will be diminished.

    In addition, if we exercise our option to purchase the limited partnership interests in Genzyme Development Partners, L.P. and use cash to pay all or a portion of the purchase price, our cash resources will be diminished. See Note M., "Research and Development Contracts," to the accompanying consolidated financial statements. We currently intend to provide approximately $6.0 million of funding to GDP for the Sepra programs through 2000, based on the 2000 budget for the programs. Future funding commitments for the Sepra development programs will be evaluated on an annual basis.

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

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended by SFAS 137, is effective for our fiscal year beginning January 1, 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that we recognize all derivative instruments as either assets or liabilities on our

                                     GCS-21
balance sheets and measure those instruments at fair value. We are currently assessing the effects of adopting SFAS 133 and have not yet made a determination of the impact SFAS 133 will have on our consolidated financial statements.

    In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") which summarizes the staff's view in applying generally accepted accounting principles to selected revenue recognition issues. SAB 101 will be effective beginning October 1, 2000. We are currently assessing the impact of SAB 101 on our revenue recognition policy.

EURO--THE NEW EUROPEAN CURRENCY

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

                                     GCS-22

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

    We will continue to monitor our operations and the operations of third parties critical to our operations for potential Year 2000 problems. However, we do not anticipate that we will discover any future Year 2000 issues that will have a material effect on our business, results of operations or financial condition.

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

                                     GCS-23

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

FOREIGN EXCHANGE RISK

    As a result of our worldwide operations, we face exposure to adverse movements in foreign currency exchange rates, primarily to the Euro and its component currencies, British pounds and Japanese yen. These exposures are reflected in market risk sensitive instruments, including foreign currency receivables and payables and foreign exchange forward contracts. During 1999, our risk management strategy for foreign exchange exposure periodically included the use of forward contracts. As of December 31, 1999, we estimate the potential loss in fair value of the forward contracts due to a 10% change in exchange rates to be $2.1 million, virtually all of which is attributable to Genzyme General.

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

    Because our business is highly dependent on Cerezyme-Registered Trademark-enzyme, a reduction in revenue from sales of this product would have an adverse effect on our operations and may cause the value of our securities to decline substantially. Revenues from Cerezyme-Registered Trademark- enzyme would be impacted negatively if competitors develop alternative treatments for Gaucher disease and these alternative products gained commercial acceptance. Some companies have initiated efforts to develop competitive products, and other companies may do so in the future. Cerezyme-Registered Trademark- enzyme has orphan drug status, providing it with market exclusivity in the U.S. until May 2001. We also have patents protecting its manufacturing method until 2010 and its

                                     GCS-24
composition until 2013. We cannot predict the effect that the expiration of orphan drug status and market exclusivity will have on sales of Cerezyme-Registered Trademark- enzyme after May 2001.

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

                                     GCS-25

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

                                     GCS-26

    We will further reduce available cash reserves to pay principal and interest on the following debt:

    - In May 1998, we issued $250.0 million in convertible notes, the entire principal amount of which is allocated to Genzyme General. These convertible notes bear interest at an annual rate of 5.25% and mature on June 1, 2005. However, the holders of these notes may exchange principal on the notes for shares of Genzyme General Stock, Molecular Oncology Stock, and Surgical Products Stock.

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

    - In August 1998, we issued $21.2 million in convertible debentures, the entire principal amount of which is allocated to Genzyme General. These convertible debentures bear interest at an annual rate of 5% and mature on August 29, 2003, but the holders of these convertible debentures may exchange principal, and under some circumstances interest, on the convertible debentures for shares of Genzyme General Stock.

    If we use cash to pay or redeem this debt, including the principal and interest due on it, our cash reserves will be diminished.

    In March 2000, we entered into an agreement to acquire Biomatrix, Inc. The consideration for the proposed acquisition consists of shares of a new series of our common stock and up to approximately $245 million in cash. To the extent we use cash to complete this acquisition, our cash reserves will be diminished.

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

    We also rely upon trade secrets, proprietary know-how, and continuing technological innovation to remain competitive. We have taken measures to protect our trade secrets and know-how, including the use of confidentiality agreements with our employees, consultants and corporate collaborators. It is possible

                                     GCS-27
that these agreements may be breached and that any remedies for a breach will not make us whole. We also cannot guarantee that other parties will not independently develop our know-how or otherwise obtain access to our technology.

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

WE MAY INCUR SUBSTANTIAL COSTS AS A RESULT OF LITIGATION OR OTHER PROCEEDINGS RELATING TO PATENT AND OTHER INTELLECTUAL PROPERTY RIGHTS.

    If we or one of our strategic collaborators initiate litigation to enforce our patent or license rights, or are required to defend these rights in response to third party claims, it could consume a substantial portion of our resources. We cannot guarantee that we or our strategic collaborator would prevail in such litigation. If we do not prevail, we or our strategic collaborators may be required to:

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

OUR COMPETITORS IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES MAY HAVE SUPERIOR PRODUCTS, MANUFACTURING CAPABILITIES OR MARKETING EXPERTISE.

    The human health care products and services industry is extremely competitive. Our competitors include major pharmaceutical companies and other biotechnology companies. Some of these competitors

                                     GCS-28
may have more extensive research and development, marketing and production capabilities. Some competitors also may have greater financial resources than us. Our future success will depend on our ability to develop and market effectively our products against those of our competitors.

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

                                     GCS-29

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

    In addition, our board of directors may, in their sole discretion:

    - exchange shares of Molecular Oncology Stock, Surgical Products Stock or Tissue Repair Stock for Genzyme General Stock at a 30% premium over the market value of the exchanged shares; and

    - issue shares of undesignated preferred stock from time to time in one or more series.

    Either of these board actions could increase the cost of an acquisition of Genzyme and thus discourage a takeover attempt.

SUBSEQUENT EVENTS

GENZYME TRANSGENICS

    In February 2000, we recorded a gain of $20.3 million relating to a public offering of 3.5 million common shares by our unconsolidated affiliate, Genzyme Transgenics Corporation ("GTC"). The public offering resulted in net proceeds to GTC of $75.2 million (after the exercise of the underwriters' overallotment option). As a result of the issuance of additional shares by GTC, our ownership interest in GTC decreased from 33% to 28%.

ACQUISITION OF BIOMATRIX, INC. AND FORMATION OF GENZYME BIOSURGERY

    In March 2000, we entered into an agreement to acquire Biomatrix, Inc. Upon the effectiveness of our Registration Statement on Form S-4 and completion of the merger, we will form a new operating division called Genzyme Biosurgery and create a new series of common stock that is intended to reflect its value and track its performance. We refer to this stock as "Biosurgery Stock." In connection with the merger, and upon Genzyme shareholder approval, the assets and liabilities allocated to Genzyme Surgical Products and Genzyme Tissue Repair will be re-allocated to Genzyme Biosurgery and shares of Surgical Products Stock and Tissue Repair Stock will be exchanged for Biosurgery Stock. We will account for the acquisition of Biomatrix as a purchase.

    Biomatrix stockholders will receive $37.00 in cash, one share of Biosurgery Stock or a combination of cash and stock for each share of Biomatrix common stock they hold. The merger agreement provides that we will pay cash for up to 28.38% of the outstanding shares of Biomatrix common stock that receive merger consideration, or up to approximately $245.0 million.

                                     GCS-30

    Holders of Surgical Products Stock will receive 0.6060 share of Biosurgery Stock in exchange for each share of Surgical Products Stock they hold and holders of Tissue Repair Stock will receive 0.3352 share of Biosurgery Stock in exchange for each share of Tissue Repair Stock they hold.

    For more information about the merger and the merger consideration, we encourage you to carefully read our Registration Statement on Form S-4 (File No. 333-34972) filed with the SEC on April 18, 2000 and as amended from time to time.

    The acquisition is subject to:

    - approval by Biomatrix's shareholders;

    - approval by our shareholders, including separate approvals by the holders of shares of Surgical Products Stock and Tissue Repair Stock; and

    - other customary closing conditions.

REGISTRATION STATEMENT

    In March 2000, we filed a prospectus with the SEC covering the offering of 3,000,000 shares of Molecular Oncology Stock (plus 450,000 shares issuable upon exercise of the underwriters' over-allotment option). The proceeds of the offering were to be used by Genzyme Molecular Oncology to fund research, pre-clinical and clinical development programs, to repay existing indebtedness, and for working capital and general corporate purposes.

                                     GCS-31

                      GENZYME CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                     FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                              (AMOUNTS IN THOUSANDS, EXCEPT PER
                                                                       SHARE AMOUNTS)
Revenues:
  Net product sales.........................................  $683,482    $613,685    $529,927
  Net service sales.........................................    79,448      74,791      67,158
  Revenue from research and development contracts:
    Related parties.........................................     2,012       5,745       8,356
    Other...................................................     7,346      15,114       3,400
                                                              --------    --------    --------
      Total revenues........................................   772,288     709,335     608,841

Operating costs and expenses:
  Cost of products sold.....................................   182,337     211,076     206,028
  Cost of services sold.....................................    49,444      48,586      47,289
  Selling, general and administrative.......................   242,797     215,203     200,476
  Research and development (including research and
    development related to contracts).......................   150,516     119,005      89,558
  Amortization of intangibles...............................    24,674      24,334      17,245
  Purchase of in-process research and development...........     5,436          --       7,000
                                                              --------    --------    --------
      Total operating costs and expenses....................   655,204     618,204     567,596
                                                              --------    --------    --------
Operating income............................................   117,084      91,131      41,245

Other income (expenses):
  Equity in net loss of unconsolidated affiliates...........   (42,696)    (29,006)    (12,258)
  Gain on affiliate sale of stock...........................     6,683       2,369          --
  Gain on sale of investments in equity securities..........     1,963       3,391          --
  Minority interest.........................................     3,674       4,285          --
  Gain on sale of product line..............................     8,018      31,202          --
  Charge for impaired investments...........................    (5,712)     (3,397)         --
  Other.....................................................    14,527          --      (2,000)
  Investment income.........................................    36,158      25,055      11,409
  Interest expense..........................................   (21,771)    (22,593)    (12,667)
                                                              --------    --------    --------
      Total other income (expenses).........................       844      11,306     (15,516)
                                                              --------    --------    --------
Income before income taxes..................................   117,928     102,437      25,729
Provision for income taxes..................................   (46,947)    (39,870)    (12,100)
                                                              --------    --------    --------
Net income..................................................  $ 70,981    $ 62,567    $ 13,629
                                                              ========    ========    ========
Comprehensive income, net of tax:
  Net income................................................  $ 70,981    $ 62,567    $ 13,629
                                                              --------    --------    --------
  Other comprehensive income (loss), net of tax:
    Foreign currency translation adjustments................   (14,883)      7,681     (11,704)
                                                              --------    --------    --------
    Unrealized gains (losses) on securities:
      Unrealized gains (losses) arising during the period...    24,946      (6,043)        817
      Reclassification adjustment for losses included in net
        income..............................................     2,092       2,100          --
                                                              --------    --------    --------
        Unrealized gains (losses) on securities, net........    27,038      (3,943)        817
                                                              --------    --------    --------
  Other comprehensive income (loss).........................    12,155       3,738     (10,887)
                                                              --------    --------    --------
  Comprehensive income......................................  $ 83,136    $ 66,305    $  2,742
                                                              ========    ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                     GCS-32

                      GENZYME CORPORATION AND SUBSIDIARIES

                                                                     FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                              (AMOUNTS IN THOUSANDS, EXCEPT PER
                                                                       SHARE AMOUNTS)
NET INCOME (LOSS) PER SHARE:
ALLOCATED TO GENZYME GENERAL STOCK (REVISED--SEE NOTE A):
  Genzyme General net income................................  $142,077    $133,052    $ 76,642
  Genzyme Surgical Products net loss........................   (27,523)    (49,856)    (29,740)
  Tax benefit allocated from Genzyme Molecular Oncology.....     7,812       3,527       2,755
  Tax benefit allocated from Genzyme Surgical Products......    16,128      17,936      10,112
  Tax benefit allocated from Genzyme Tissue Repair..........    10,866      16,394      17,666
                                                              --------    --------    --------
  Net income allocated to Genzyme General Stock.............  $149,360    $121,053    $ 77,435
                                                              ========    ========    ========
  Net income per share of Genzyme General Stock:
    Basic...................................................  $   1.80    $   1.53    $   1.01
                                                              ========    ========    ========
    Diluted.................................................  $   1.71    $   1.48    $   0.98
                                                              ========    ========    ========
  Weighted average shares outstanding:
    Basic...................................................    83,092      79,063      76,531
                                                              ========    ========    ========
    Diluted.................................................    93,228      85,822      78,925
                                                              ========    ========    ========
ALLOCATED TO MOLECULAR ONCOLOGY STOCK (SEE NOTE A):
  Net loss..................................................  $(28,832)   $(19,107)   $(19,578)
                                                              ========    ========    ========
  Net loss per share of Molecular Oncology Stock--basic and
    diluted ................................................  $  (2.25)   $  (3.81)   $  (4.64)
                                                              ========    ========    ========
  Weighted average shares outstanding.......................    12,826       5,019       3,929
                                                              ========    ========    ========
ALLOCATED TO SURGICAL PRODUCTS STOCK (REVISED--SEE NOTE A):
  Net loss..................................................  $(20,514)
                                                              ========
  Net loss per share of Surgical Products Stock--basic and
    diluted.................................................  $  (1.38)
                                                              ========
  Weighted average shares outstanding.......................    14,835
                                                              ========
ALLOCATED TO TISSUE REPAIR STOCK:
  Net loss..................................................  $(30,040)   $(40,386)   $(45,984)
                                                              ========    ========    ========
  Net loss per share of Tissue Repair Stock--basic and
    diluted.................................................  $  (1.26)   $  (1.99)   $  (3.07)
                                                              ========    ========    ========
  Weighted average shares outstanding.......................    23,807      20,277      14,976
                                                              ========    ========    ========


  The accompanying notes are an integral part of these consolidated financial statements.

                                     GCS-33

                      GENZYME CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1999         1998
                                                              ----------   ----------
                                                              (AMOUNTS IN THOUSANDS)
                                       ASSETS
Current assets:
  Cash and cash equivalents.................................  $  130,156   $  118,612
  Short-term investments....................................     255,846      175,453
  Accounts receivable, net..................................     166,803      163,042
  Inventories...............................................     117,269      109,833
  Prepaid expenses and other current assets.................      18,918       31,467
  Deferred tax assets--current..............................      41,195       39,725
                                                              ----------   ----------
    Total current assets....................................     730,187      638,132
  Property, plant and equipment, net........................     383,181      382,619
  Long-term investments.....................................     266,988      281,664
  Intangibles, net..........................................     253,153      279,516
  Deferred tax assets--noncurrent...........................      18,631       24,277
  Investments in equity securities..........................      97,859       51,977
  Other noncurrent assets...................................      37,283       30,669
                                                              ----------   ----------
    Total assets............................................  $1,787,282   $1,688,854
                                                              ==========   ==========
                        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   27,853   $   27,604
  Accrued expenses..........................................      73,359       72,370
  Payable to joint venture..................................          --        1,181
  Income taxes payable......................................      27,946       16,543
  Deferred revenue..........................................       3,700        2,731
  Current portion of long-term debt and capital lease
    obligations.............................................       5,080      100,568
                                                              ----------   ----------
    Total current liabilities...............................     137,938      220,997
Noncurrent liabilities:
Long-term debt..............................................      18,000        3,087
Convertible notes and debentures............................     272,622      284,138
Other noncurrent liabilities................................       2,330        8,078
                                                              ----------   ----------
    Total liabilities.......................................     430,890      516,300
Commitments and contingencies (See Notes)
Stockholders' equity:
  Preferred Stock, $0.01 par value, 10,000,000 shares
    authorized; no shares issued and outstanding............          --           --
    Preferred Stock, Series A Junior Participating, $0.01
     par value, 2,000,000 shares authorized; no shares
     issued and outstanding.................................          --           --
    Preferred Stock, Series B Junior Participating, $0.01
     par value, 400,000 shares authorized; no shares issued
     and outstanding........................................          --           --
    Preferred Stock, Series C Junior Participating, $0.01
     par value, 400,000 shares authorized; no shares issued
     and outstanding........................................          --           --
    Preferred Stock, Series D Junior Participating, $0.01
     par value, 600,000 shares authorized; no shares issued
     and outstanding........................................          --           --
  Common Stock $0.01 par value, 390,000,000 shares
    authorized; 141,000,483 issued and outstanding:
    Genzyme General Stock, $0.01 par value, 200,000,000
     shares authorized; 84,351,662 shares issued and
     84,245,304 shares outstanding at December 31, 1999 and
     81,517,446 shares issued and 81,411,088 shares
     outstanding at December 31, 1998.......................         842          814
    Molecular Oncology Stock, $0.01 par value, 40,000,000
     shares authorized; 13,421,018 shares issued and
     outstanding at December 31, 1999 and 12,648,295 shares
     issued and outstanding at December 31, 1998............         134          126
    Surgical Products Stock, $0.01 par value, 60,000,000
     shares authorized; 14,835,161 shares issued and
     outstanding at December 31,1999........................         148           --
    Tissue Repair Stock, $0.01 par value, 40,000,000 shares
     authorized; 28,503,728 shares issued and 28,498,729
     shares outstanding at December 31, 1999 and 20,925,809
     shares issued and 20,920,810 shares outstanding at
     December 31, 1998......................................         285          209
Treasury common stock, at cost:
  Genzyme General Stock, 106,358 shares at both December 31,
    1999 and 1998...........................................        (901)        (901)
Additional paid-in capital--Genzyme General Stock...........     635,996      958,827
Additional paid-in capital--Molecular Oncology Stock........      67,672       63,427
Additional paid-in capital--Surgical Products Stock.........     376,123           --
Additional paid-in capital--Tissue Repair Stock.............     217,103      174,198
Retained earnings (accumulated deficit).....................      57,202      (13,779)
Accumulated other comprehensive income (loss)...............       1,788      (10,367)
                                                              ----------   ----------
Total stockholders' equity..................................   1,356,392    1,172,554
                                                              ----------   ----------
Total liabilities and stockholders' equity..................  $1,787,282   $1,688,854
                                                              ==========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                                     GCS-34

                      GENZYME CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                   (AMOUNTS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................  $  70,981   $  62,567   $  13,629
Reconciliation of net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................     70,651      58,869      50,964
  Loss on disposal of fixed assets..........................      1,008         108       1,258
  Non-cash compensation expense.............................         68       8,740       3,160
  Equity in loss of unconsolidated affiliates...............     42,696      29,006      12,258
  Accrued interest/amortization of marketable securities....       (493)     (6,923)       (900)
  Provisions for bad debts and inventory....................     18,599      11,990      14,580
  Accretion of debt conversion feature......................         --       3,025       2,028
  Gain on affiliate sale of stock...........................     (6,683)     (2,369)         --
  Minority interest in net loss of subsidiary...............     (3,674)     (4,285)         --
  Gain on sale of product line..............................     (8,018)    (31,202)         --
  Gain on sale of investments in equity securities..........     (1,963)     (3,391)         --
  Charge for impaired investments...........................      5,712       3,397          --
  Deferred income tax benefit...............................     (6,061)     (5,669)     (5,061)
  Charge for in-process research and development............      5,436          --       7,000
  Other.....................................................        626          26         528
  Increase (decrease) in cash from working capital:
    Accounts receivable.....................................    (18,682)    (46,215)    (11,076)
    Inventories.............................................    (15,258)     27,907     (29,299)
    Prepaid expenses and other assets.......................     12,215     (11,987)    (10,062)
    Accounts payable, accrued expenses, income taxes payable
      and deferred revenue..................................     36,851      17,509      (9,333)
                                                              ---------   ---------   ---------
      Net cash provided by operating activities.............    204,011     111,103      39,674

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of investments....................................   (509,177)   (441,487)   (147,897)
Sales and maturities of investments.........................    438,530     136,605      81,185
Proceeds from sale of investments in equity securities......     11,090       9,564          --
Acquisitions of property, plant and equipment...............    (57,724)    (39,467)    (29,309)
Sale of property, plant and equipment.......................        188       1,262         852
Proceeds from sale of product line..........................      5,000      24,760          --
Acquisitions, net of acquired cash and assumed
  liabilities...............................................     (6,500)     (9,949)          9
Purchase of technology rights...............................    (11,400)    (15,100)         --
Purchase of investments in equity securities................    (17,700)    (25,783)    (13,993)
Investments in unconsolidated affiliates....................    (46,621)    (21,974)         --
Loans to affiliates.........................................         --      (1,000)     (4,601)
Proceeds from notes receivable..............................      8,360          --          --
Repayment of loans by affiliates............................         --       3,019          --
Final distribution from joint venture.......................        881          --          --
Other.......................................................      2,859      (5,592)     (1,419)
                                                              ---------   ---------   ---------
      Net cash used in investing activities.................   (182,214)   (385,142)   (115,173)

  The accompanying notes are an integral part of these consolidated financial statements.

                                     GCS-35

                      GENZYME CORPORATION AND SUBSIDIARIES

                                                                   FOR THE YEARS ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock......................    59,986     76,860    156,036
Proceeds from issuance of debt..............................     5,000    250,000     32,127
Payments of debt............................................   (85,081)   (38,833)  (101,115)
Bank overdraft..............................................     9,625         --         --
Other.......................................................     2,289      1,884         --
                                                              --------   --------   --------
      Net cash (used in) provided by financing activities...    (8,181)   289,911     87,048

Effect of exchange rate changes on cash.....................    (2,072)       334     (2,275)
                                                              --------   --------   --------

Increase in cash and cash equivalents.......................    11,544     16,206      9,274
Cash and cash equivalents at beginning of period............   118,612    102,406     93,132
                                                              --------   --------   --------

Cash and cash equivalents at end of period..................  $130,156   $118,612   $102,406
                                                              ========   ========   ========

Supplemental disclosures of cash flows:
Cash paid during the year for:
  Interest..................................................  $ 20,151   $ 17,385   $  9,811
  Income taxes..............................................  $ 30,992   $ 24,463   $ 18,887

Supplemental disclosures of non-cash transactions:
Other gains and charges--Note B.
Dispositions of assets--Note C.
Acquisitions--Note D.
Investment in unconsolidated affiliate--Note I.
Conversion of 5% convertible subordinated note--Note K.
Conversion of 6% convertible subordinated debentures into 5%
  convertible subordinated debentures--Note K.
Warrant exercise--Note L.
Distributions of Genzyme Molecular Oncology, Genzyme
  Surgical Products and Genzyme Tissue Repair designated shares--Note L.

  The accompanying notes are an integral part of these consolidated financial statements.

                                     GCS-36

                      GENZYME CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                             SHARES IN THOUSANDS              DOLLARS IN THOUSANDS
                                                        ------------------------------   ------------------------------
                                                          1999       1998       1997       1999       1998       1997
                                                        --------   --------   --------   --------   --------   --------
COMMON STOCKS:
GENZYME GENERAL STOCK:
  Balance at beginning of year........................   81,395     77,693     75,537     $ 814      $ 777      $ 755
  Issuance of Genzyme General Stock under stock
    plans.............................................    2,850      3,695      2,117        28         37         22
  Exercise of warrants................................       --          7         39        --         --         --
                                                         ------     ------     ------     -----      -----      -----
  Balance at end of year..............................   84,245     81,395     77,693     $ 842      $ 814      $ 777
                                                         ======     ======     ======     =====      =====      =====
MOLECULAR ONCOLOGY STOCK:
  Balance at beginning of year........................   12,648      3,929         --     $ 126      $  39      $  --
  Issuance of Molecular Oncology Stock under stock
    plans.............................................      129          1         --         2         --         --
  Exercise of warrants................................       --          1         --        --         --         --
  Issuance of Genzyme Molecular Oncology designated
    shares............................................       27      8,717         --        --         87         --
  Issuance of Molecular Oncology Stock in connection
    with the purchase of joint venture interest.......      617         --         --         6         --         --
  Issuance of Molecular Oncology Stock in connection
    with the acquisition of PharmaGenics..............       --         --      3,929        --         --         39
                                                         ------     ------     ------     -----      -----      -----
  Balance at end of year..............................   13,421     12,648      3,929     $ 134      $ 126      $  39
                                                         ======     ======     ======     =====      =====      =====
SURGICAL PRODUCTS STOCK:
  Balance at beginning of year........................       --         --         --     $  --      $  --      $  --
  Initial distribution of Genzyme Surgical Products
    designated shares.................................   14,792         --         --       148         --         --
  Issuance of Surgical Products Stock under stock
    plans.............................................       43         --         --        --         --
                                                         ------     ------     ------     -----      -----      -----
  Balance at end of year..............................   14,835         --         --     $ 148      $  --      $  --
                                                         ======     ======     ======     =====      =====      =====
TISSUE REPAIR STOCK:
  Balance at beginning of year........................   20,921     19,941     13,162     $ 209      $ 199      $ 132
  Issuance of Tissue Repair Stock under stock plans...      320        756        487         3          8          4
  Issuance of Genzyme Tissue Repair designated
    shares............................................       --                 2,292        --         --         23
  Shares issued in public offering....................       --         --      4,000        --         --         40
  Issuance of Tissue Repair Stock in connection with
    conversion of 6% convertible note.................    7,258        224         --        73          2         --
                                                         ------     ------     ------     -----      -----      -----
  Balance at end of year..............................   28,499     20,921     19,941     $ 285      $ 209      $ 199
                                                         ======     ======     ======     =====      =====      =====
TREASURY COMMON STOCK (AT COST):
GENZYME GENERAL STOCK:
  Balance at beginning of year........................     (106)      (106)      (106)    $(901)     $(901)     $(890)
  Purchases...........................................       --         --         --        --         --        (11)
                                                         ------     ------     ------     -----      -----      -----
  Balance at end of year..............................     (106)      (106)      (106)    $(901)     $(901)     $(901)
                                                         ======     ======     ======     =====      =====      =====

  The accompanying notes are an integral part of these consolidated financial statements.

                                     GCS-37

                      GENZYME CORPORATION AND SUBSIDIARIES

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
ADDITIONAL PAID-IN CAPITAL:
  GENZYME GENERAL STOCK:
    Balance at beginning of year............................  $958,827   $895,347   $871,020
    Issuance of Genzyme General Stock under stock plans.....    59,587     74,323     35,888
    Exercise of warrants....................................        --        289        855
    Allocation to Genzyme Tissue Repair for Genzyme Tissue
      Repair designated shares..............................    (4,937)        --    (14,892)
    Tax benefit from disqualified dispositions..............    24,238     18,561      4,127
    Allocation of cash to Genzyme Molecular Oncology for
      Genzyme Molecular Oncology designated shares..........        --     (5,000)    (2,886)
    Allocation to Genzyme Surgical Products.................  (376,271)        --         --
    Exchange of 6% debentures convertible into shares of
      Molecular Oncology Stock for 5% debentures convertible
      into shares of Genzyme General Stock..................        --    (19,802)        --
    Conversion of note receivable from Genzyme Molecular
      Oncology into Genzyme Molecular Oncology designated
      shares................................................        --     (2,696)        --
    Transfer of interest in joint venture from Genzyme
      Tissue Repair.........................................   (25,000)        --         --
    Loss on purchase of facility from Genzyme Tissue
      Repair................................................        --       (711)        --
    Payment to Genzyme Tissue Repair for research program...      (100)      (250)        --
    Stock compensation expense..............................        58         48      1,218
    Purchase of treasury stock..............................        --         --         10
    Other...................................................      (406)    (1,282)         7
                                                              --------   --------   --------
    Balance at end of year..................................  $635,996   $958,827   $895,347
                                                              ========   ========   ========
  MOLECULAR ONCOLOGY STOCK:
    Balance at beginning of year............................  $ 63,427   $ 34,517   $     --
    Issuance of Molecular Oncology Stock under stock
      plans.................................................       306          7         --
    Issuance of Molecular Oncology Stock in connection with
      declared dividend of Genzyme Molecular Oncology
      designated shares.....................................        --        (87)        --
    Conversion of note payable to Genzyme General into
      Genzyme Molecular Oncology designated shares..........        --      2,696         --
    Issuance of Molecular Oncology Stock in connection with
      the acquisition of PharmaGenics.......................        --         --     27,330
    Sale of warrants........................................        --         --        724
    Value of debt conversion feature........................        --         --      3,529
    Exchange of 6% debentures convertible into shares of
      Molecular Oncology Stock for 5% debentures convertible
      into shares of Genzyme General Stock..................        --     19,802         --
    Allocation from Genzyme General for Genzyme Molecular
      Oncology designated shares............................        --      5,000      2,886
    Shares issued upon purchase of joint venture interest...     3,929         --         --
    Stock compensation expense (unearned compensation),
      net...................................................        10        113       (116)
    Other...................................................        --      1,379        164
                                                              --------   --------   --------
    Balance at end of year..................................  $ 67,672   $ 63,427   $ 34,517
                                                              ========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                     GCS-38

                      GENZYME CORPORATION AND SUBSIDIARIES

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
SURGICAL PRODUCTS STOCK:
  Balance at beginning of year..............................  $     --   $     --   $     --
  Allocation from Genzyme General...........................   376,271         --         --
  Initial distribution of Genzyme Surgical Products
    designated shares.......................................      (148)        --         --
                                                              --------   --------   --------
  Balance at end of year....................................  $376,123   $     --   $     --
                                                              ========   ========   ========
TISSUE REPAIR STOCK:
  Balance at beginning of year..............................  $174,198   $170,430   $122,385
  Issuance of Tissue Repair Stock under stock plans.........       458      2,101      2,434
  Issuance of Genzyme Tissue Repair designated shares.......        --         --        (23)
  Issuance of Tissue Repair Stock in public offering........        --         --     28,997
  Issuance of Tissue Repair Stock in connection with
    conversion of 6% convertible note.......................    12,410        598         --
  Value of debt conversion feature..........................        --         --      1,524
  Gain on transfer of interest in joint venture to Genzyme
    General.................................................    25,000         --         --
  Gain on transfer of facility..............................        --        711         --
  Payment from Genzyme General for research program.........       100        250         --
  Allocation from Genzyme General for Genzyme Tissue Repair
    designated shares.......................................     4,937         --     14,892
  Stock compensation expense (unearned compensation), net...        --        108        221
                                                              --------   --------   --------
  Balance at end of year....................................  $217,103   $174,198   $170,430
                                                              ========   ========   ========
RETAINED EARNINGS (ACCUMULATED DEFICIT):
  Balance at beginning of year..............................  $(13,779)  $(76,346)  $(89,975)
  Net income................................................    70,981     62,567     13,629
                                                              --------   --------   --------
  Balance at end of year....................................  $ 57,202   $(13,779)  $(76,346)
                                                              ========   ========   ========
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET OF TAX:
  Balance at beginning of year..............................  $(10,367)  $(12,005)  $ (1,118)
  Foreign currency translation adjustments..................   (14,883)     7,681    (11,704)
  Unrealized gains (losses) on investments..................    27,038     (6,043)       817
                                                              --------   --------   --------
  Accumulated other comprehensive income (loss).............  $  1,788   $(10,367)  $(12,005)
                                                              ========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                     GCS-39

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

    We currently have four designated series of common stock designed to reflect the value and track the performance of one of our divisions. We refer to our series of common stock as follows:

    - Genzyme General Division Common Stock = "Genzyme General Stock;"

    - Genzyme Molecular Oncology Division Common Stock = "Molecular Oncology Stock;"

    - Genzyme Surgical Products Division Common Stock = "Surgical Products Stock;" and

    - Genzyme Tissue Repair Division Common Stock = "Tissue Repair Stock."

    In June 1999, we created the Genzyme Surgical Products division. The business of Genzyme Surgical Products previously operated as a business unit of Genzyme General. Upon the creation of Genzyme Surgical Products, we transferred $150.0 million in cash, cash equivalents and investments, and certain other assets, from Genzyme General to Genzyme Surgical Products. In exchange,
14.8 million shares of Surgical Products Stock were distributed as a dividend to holders of Genzyme General Stock.

BASIS OF PRESENTATION

    Our consolidated financial statements for each period include the balance sheets, results of operations and cash flows of each of our divisions and corporate operations taken as a whole. We eliminate all significant intracompany items and transactions in consolidation. We have reclassified certain 1998 and 1997 data to conform with our 1999 presentation.

TRACKING STOCKS

    We have four series of common stock--Genzyme General Stock, Molecular Oncology Stock, Surgical Products Stock and Tissue Repair Stock--which we refer to as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specific subset of our business operations and its allocated assets, rather than operations and assets of our entire company. The

                                     GCS-40

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

    - factors the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock; and

    - requires us to exchange, redeem or distribute a dividend to the holders of Molecular Oncology Stock, Surgical Products Stock, or Tissue Repair Stock if all or substantially all of the assets allocated to those corresponding divisions are sold to a third party (a dividend or redemption payment must equal in value the net after-tax proceeds from the sale; an exchange must be for Genzyme General Stock at a 10% premium to the exchanged stock's average market price following the announcement of the sale).

    To determine earnings per share, we allocate Genzyme's earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from the division in accordance with our management and accounting policies. Our charter also requires that all income and expenses of Genzyme be allocated among the divisions in a reasonable and consistent manner. However, subject to its fiduciary duties, our board of directors can, at its discretion, change the methods of allocating earnings to each series of common stock. We intend to allocate earnings using our current methods for the foreseeable future.

    Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we include financial statements and management's discussion and analysis of Genzyme Corporation and of each division to aid investors in evaluating Genzyme's performance and the performance of each of its divisions.

    While each tracking stock is designed to reflect each division's performance, it is common stock of Genzyme Corporation and not of a division; each division is not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of each tracking stock have no specific rights to assets allocated to each division. Genzyme Corporation continues to hold title to all of the assets allocated to the corresponding division and is responsible for all of its liabilities, regardless of what it deems for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stockholders in the combined assets of Genzyme.

ALLOCATION POLICY

    Our charter sets forth what operations and assets are initially allocated to each division and states that going forward the division will also include all business, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between our divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We

                                     GCS-41

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) publicly disclose our divisional management and accounting policies, which appear in Exhibit 99.1 to this Annual Report on Form 10-K. Our charter requires that all assets and liabilities of Genzyme be allocated among the divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitudes and extent of allocations to each series of common stock without shareholder approval.

    Our allocations to our divisions are based on one of the following methodologies:

    - Specific identification--assets that are dedicated to the production of goods of a division or which solely benefit a division are allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred which directly benefit a division are allocated to the division. Such specifically identified assets and liabilities include cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs are allocated to a division;

    - Actual usage--expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the service is performed on a cost basis. Such charges are generally based on direct labor hours;

    - Proportionate usage--costs incurred which benefit more than one division are allocated based on management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or

    - Board directed--programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. The board also allocates long-term debt and strategic investments.

PRINCIPLES OF CONSOLIDATION

    We use the equity method to account for investments in entities in which we have a substantial ownership interest (20% to 50%), or in which we participate in policy decisions. Our consolidated net income includes our share of the earnings of these entities. We report at fair value investments in entities in which our ownership interest is less than 20%.

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

                                     GCS-42

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
FINANCIAL INSTRUMENTS

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

    We classify our investments in debt securities as either held-to-maturity or available-for-sale based on facts and circumstances present at the time we purchase the securities. We report available-for-sale investments at fair value as of each balance sheet date and include any unrealized holding gains and losses (the adjustment to fair value) in stockholders' equity. If any adjustment to fair value reflects a decline in the value of the investment, we consider all available evidence to evaluate the extent to which the decline is "other than temporary" and mark the investment to market through a charge to our statement of operations. As of each balance sheet date presented, we classified all of our investments in debt securities as available-for-sale.

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

    We analyze our inventory levels quarterly and establish reserves against:

    - inventory that has become obsolete;

    - inventory that has a cost basis in excess of its expected net realizable value; and

    - inventory in excess of expected requirements.

    We utilize inventory reserves in accordance with the guidance contained in the Securities and Exchange Commission's Staff Accounting Bulletin No. 100. Accordingly, inventory reserves that are established to write down inventory to net realizable value are released as the related inventory is sold. Reserves for excess inventory quantities are released as the related inventory is disposed of or, if there is an unanticipated increase in the demand for the product, when the inventory is sold. Inventory with a life in excess of its shelf life is disposed of and the related costs are written off.

                                     GCS-43

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
PROPERTY, PLANT AND EQUIPMENT

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

    For products we expect to be commercialized, we capitalize, to construction-in-progress, the costs we incur in validating the manufacturing process. We begin this capitalization when we consider the product to have demonstrated technological feasibility and end this capitalization when the asset is substantially complete and ready for its intended use. These capitalized costs include incremental labor and direct material, and incremental fixed overhead and interest. We generally depreciate these costs using the units-of-production method.

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

                                     GCS-44

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
TRANSLATION OF FOREIGN CURRENCIES

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

INTEREST RATE HEDGE AGREEMENTS

    We use interest rate hedge agreements to mitigate the interest rate risks and costs that are inherent in our debt portfolio. We enter into these agreements primarily to change the fixed/variable interest rate mix of the portfolio, which reduces our exposure to movements in interest rates. We do not hold or issue derivative financial instruments for trading purposes. We recognize in income any differential that we may receive or pay under contracts designated as hedges. This recognition occurs over the life of the applicable contract as an adjustment to interest expense. We estimate the fair value of interest rate hedge agreements based on the amount it would cost to terminate the agreements.

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

                                     GCS-45

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    We receive royalties related to the manufacture, sale or use of our products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, we recognize revenue based on estimates of royalties earned during the applicable period and adjust for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, we recognize revenue upon receipt of licensee royalty statements.


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

    We file a consolidated return and allocate income taxes to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to each division under generally accepted accounting principles as if it were a separate taxpayer. We assess the realizability of our deferred tax assets at the division level. As a result, our consolidated tax provision may not equal the sum of the divisions' tax provisions.

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

NET INCOME (LOSS) PER SHARE

    We calculate earnings per share for each series of stock using the two-class method. To calculate basic earnings per share for each series of stock, we divide the earnings allocated to each series of stock by the weighted average number of outstanding shares of that series of stock during the applicable period. When we calculate diluted earnings per share, we also include in the denominator all potentially dilutive securities outstanding during the applicable period. We allocate Genzyme's earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock, as defined in our charter, is equal to the net income or loss of Genzyme General determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies.

                                     GCS-46

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Earnings attributable to Molecular Oncology Stock, Surgical Products Stock and Tissue Repair Stock are defined similarly and, as such, are based on the net income or loss of the corresponding division as adjusted for the allocation of tax benefits.

    We calculate the income tax provision of each division as if such division were a separate taxpayer which includes assessing realizability of deferred tax assets at the division level. Our management and accounting policies provide that, if as of the end of any fiscal quarter, a division can not use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without compensating payment or allocation to the division generating the benefit. The tax benefits allocated to Genzyme General, which are included in earnings attributable to Genzyme General Stock, were:

                                                      YEAR ENDED DECEMBER 31,
                                                   ------------------------------
                                                     1999       1998       1997
                                                   --------   --------     ----
                                                       (AMOUNTS IN THOUSANDS)
Tax benefits allocated from:
Genzyme Molecular Oncology.......................  $ 7,812    $ 3,527    $ 2,755
Genzyme Surgical Products........................   16,128     17,936     10,112
Genzyme Tissue Repair............................   10,866     16,394     17,666
                                                   -------    -------    -------
Total............................................  $34,806    $37,857    $30,533
                                                   =======    =======    =======


    In future periods, Genzyme Molecular Oncology, Genzyme Surgical Products or Genzyme Tissue Repair may recognize deferred tax assets in the calculation of their respective tax provisions determined on a separate division basis in accordance with generally accepted accounting principles. However, to the extent the benefit of those deferred tax assets has been previously allocated to Genzyme General in accordance with the management and accounting policies, such benefit will be reflected as a reduction of net income to determine net income attributable to Molecular Oncology Stock, Surgical Products Stock or Tissue Repair Stock. As of December 31, 1999, the total tax benefits previously allocated to Genzyme General were (in thousands):


Genzyme Molecular Oncology..................................  $17,048
Genzyme Surgical Products...................................   58,106
Genzyme Tissue Repair.......................................   82,590

REVISION


    We had previously reported income (loss) allocated to Genzyme General Stock and Surgical Products Stock, and earnings per share of Genzyme General Stock, as adjusted to retroactively reflect the changes in earnings allocations resulting from the June 1999 creation and distribution of Surgical Products Stock. The allocation of Genzyme's historical earnings has been revised to reflect an allocation of Genzyme's earnings to each series of common stock outstanding in periods prior to June 1999 and to each series of common stock, including Surgical Products Stock, thereafter. The impact of these revisions for the years ended December 31, 1999, 1998 and 1997 are as follows:


                                     GCS-47

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                              (AMOUNTS IN THOUSANDS, EXCEPT PER
                                                                       SHARE AMOUNTS)
GENZYME GENERAL:
  PREVIOUSLY REPORTED (PRO FORMA INFORMATION PREVIOUSLY
    REPORTED AS HISTORICAL):
    Net income allocated to Genzyme General Stock...........  $176,883    $170,909    $107,175
                                                              ========    ========    ========
    Net income per share of Genzyme General Stock:
      Basic.................................................  $   2.13    $   2.16    $   1.40
                                                              ========    ========    ========
      Diluted...............................................  $   2.00    $   2.06    $   1.36
                                                              ========    ========    ========
  AS REVISED:
    Net income allocated to Genzyme General Stock...........  $149,360    $121,053    $ 77,435
                                                              ========    ========    ========
    Net income per share of Genzyme General Stock:
      Basic.................................................  $   1.80    $   1.53    $   1.01
                                                              ========    ========    ========
      Diluted...............................................  $   1.71    $   1.48    $   0.98
                                                              ========    ========    ========
GENZYME SURGICAL PRODUCTS:
  PREVIOUSLY REPORTED (PRO FORMA INFORMATION PREVIOUSLY
    REPORTED AS HISTORICAL):
    Net loss allocated to Surgical Products Stock...........  $(48,037)   $(49,856)   $(29,740)
                                                              ========    ========    ========
  AS REVISED:
    Net loss allocated to Surgical Products Stock...........  $(20,514)
                                                              ========
    Net loss per share of Surgical Products Stock--basic and
      diluted...............................................  $  (1.38)
                                                              ========
    Weighted average shares outstanding.....................    14,835
                                                              ========



    If the shares of Surgical Products Stock initially issued on June 28, 1999 were assumed to be outstanding since January 1, 1997, net income allocated to Genzyme General Stock, net loss allocated to Surgical Products Stock and weighted average shares outstanding would have been as follows:



                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                   (AMOUNTS IN THOUSANDS)
GENZYME GENERAL:
  Net income allocated to Genzyme General Stock.............  $176,883    $170,909    $107,175
  Weighted average shares outstanding:
    Basic...................................................    83,092      79,063      76,531
    Diluted.................................................    93,228      85,822      78,925
GENZYME SURGICAL PRODUCTS:
  Net loss allocated to Surgical Products Stock.............  $(48,037)   $(49,856)   $(29,740)
  Weighted average shares outstanding--basic and diluted....    14,800      14,800      14,800


                                     GCS-48

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
GENZYME GENERAL STOCK (REVISED):

    The following table sets forth our computation of basic and diluted earnings per share of Genzyme General Stock:

                                                          1999        1998        1997
                                                        ---------   ---------   ---------
                                                        (AMOUNTS IN THOUSANDS, EXCEPT PER
                                                                 SHARE AMOUNTS)
Genzyme General net income............................  $142,077    $133,052    $ 76,642
Genzyme Surgical Products net loss....................   (27,523)    (49,856)    (29,740)
Tax benefit allocated from Genzyme Molecular
  Oncology............................................     7,812       3,527       2,755
Tax benefit allocated from Genzyme Surgical
  Products............................................    16,128      17,936      10,112
Tax benefit allocated from Genzyme Tissue Repair......    10,866      16,394      17,666
                                                        --------    --------    --------
Net income allocated to Genzyme General
  Stock--basic........................................   149,360     121,053      77,435
  Effect of dilutive securities (net of tax):
  5 1/4% convertible subordinated notes(1):
    Interest expense..................................     8,375       4,911          --
    Amortization of purchasers' discount and offering
      costs(2)........................................       597         348          --
  5% convertible subordinated debentures(3):
    Interest expense..................................       676         258          --
    Amortization of debt offering costs(4)............       113         434          --
                                                        --------    --------    --------

Net income allocated to Genzyme General
  Stock--diluted......................................  $159,121    $127,004    $ 77,435
                                                        ========    ========    ========

Shares used in net income per common share--basic.....    83,092      79,063      76,531
  Effect of dilutive securities:
    Employee and director stock options...............     3,173       2,661       2,387
    Warrants..........................................        20          10           7
    5 1/4% convertible subordinated notes(1)..........     6,313       3,874          --
    5% convertible subordinated debentures(3).........       630         214          --
                                                        --------    --------    --------

  Dilutive potential common shares(5).................    10,136       6,759       2,394
                                                        --------    --------    --------

Shares used in net income per common
  share--diluted(5)...................................    93,228      85,822      78,925
                                                        ========    ========    ========

Net income per share of Genzyme General Stock:

  Basic...............................................  $   1.80    $   1.53    $   1.01
                                                        ========    ========    ========

  Diluted(5)..........................................  $   1.71    $   1.48    $   0.98
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

                                     GCS-49

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(5) We did not include the securities described in the following table in the computation of Genzyme General's diluted earnings per share for each period because these securities had an exercise price greater than the average market price of Genzyme General Stock:

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Shares of Genzyme General Stock issuable for options*.......   2,094      2,827      5,921
Shares of Genzyme General Stock issuable for warrants.......      26         40         40
                                                               -----      -----      -----
Total shares with exercise prices greater than the average
  market price of Genzyme General Stock during the period...   2,120      2,867      5,961
                                                               =====      =====      =====

------------------------

*These options had exercise price ranges of $48.06--$62.33 in 1999, $28.67--$47.88 in 1998, and $23.59--$38.00 in 1997.

MOLECULAR ONCOLOGY STOCK:

    We created Genzyme Molecular Oncology on June 18, 1997. Prior to this date, the operations of Genzyme Molecular Oncology were included in the results of Genzyme General. Net loss per share of Molecular Oncology Stock for 1997 is calculated using the net loss allocated to Genzyme Molecular Oncology for the period June 18, 1997 through December 31, 1997 and the weighted average shares outstanding during the same period. Loss per share data is not presented for Genzyme Molecular Oncology for the years ended December 31, 1995 and 1996, or for the period from January 1, 1997 to June 17, 1997, as there were no shares of Molecular Oncology Stock outstanding.


    In accounting for the acquisition of PharmaGenics, Genzyme Molecular Oncology recorded a valuation allowance against a $2.9 million tax asset related to acquired net operating losses due to the application of the Company's policy of accounting for income taxes at the divisional level as if each division were a separate taxpayer. As a result, Genzyme Molecular Oncology recorded an additional $2.9 million of goodwill that was not recorded at the consolidated level. The amortization of this goodwill increases the loss of Genzyme Molecular Oncology and, therefore, the loss allocated to Molecular Oncology Stock. This additional amortization amounted to approximately $1.0 million in 1999 and 1998 and $0.5 million in 1997.


    For all periods presented, basic and diluted net loss per share of Molecular Oncology Stock are the same. We did not include the securities described in the following table in the computation of Molecular

                                     GCS-50

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Oncology Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Molecular Oncology Stock.

                                                                 DECEMBER 31,
                                                        ------------------------------
                                                          1999       1998     1997 (2)
                                                        --------   --------   --------
                                                            (AMOUNTS IN THOUSANDS)
Shares of Molecular Oncology Stock issuable for
  options.............................................   1,809      1,158        826
Warrants to purchase Molecular Oncology Stock.........      10         10         10
Genzyme Molecular Oncology designated shares issuable
  upon conversion of 5 1/4% convertible subordinated
  notes allocated to Genzyme General(1)...............     682        682         --
Genzyme Molecular Oncology designated shares(1).......   1,006        728      6,000
                                                         -----      -----      -----

Total shares excluded from the calculation of diluted
  net loss per share of Molecular Oncology Stock......   3,507      2,578      6,836
                                                         =====      =====      =====

------------------------

(1) Genzyme Molecular Oncology designated shares are shares of Molecular Oncology Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Molecular Oncology. As of December 31, 1999, there were 1,688,237 Genzyme Molecular Oncology designated shares, assuming that a public offering of Molecular Oncology Stock is not completed prior to June 18, 2000. If such an offering is completed prior to that date, the number of Genzyme Molecular Oncology designated shares reserved for issuance in connection with a draw under an interdivisional financing arrangement in 1998 will decrease based on a formula set forth in our charter.

(2) For the period from June 17, 1997 through December 31, 1997.


SURGICAL PRODUCTS STOCK (REVISED):



    We created Genzyme Surgical Products on June 28, 1999. Prior to this date, the operations of Genzyme Surgical Products were included in the operations allocated to Genzyme General and, therefore, in the net income allocated to Genyzme General Stock. Net loss per share data of Surgical Products Stock is calculated using the net loss allocated to Genzyme Surgical Products for the period June 28, 1999 through December 31, 1999 and weighted average shares outstanding during the same period. Loss per share data is not presented for Surgical Products Stock for the years ended December 31, 1998 and 1997 as there were no shares of Surgical Products Stock outstanding. If the shares of Surgical Products Stock initially issued on June 28, 1999 were assumed to be outstanding since January 1, 1997, net loss allocated to Surgical Products Stock and weighted average shares outstanding would have been as follows:



                                                   FOR THE YEARS DECEMBER 31,
                                                 ------------------------------
                                                   1999       1998       1997
                                                 --------   --------   --------
                                                     (AMOUNTS IN THOUSANDS)
Net loss allocated to Surgical Products
  Stock........................................  $(48,037)  $(49,856)  $(29,740)
Weighted average shares outstanding--basic and
  diluted......................................    14,800     14,800     14,800


                                     GCS-51

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Basic and diluted net loss per share of Surgical Products Stock is the same. We did not include the securities described in the following table in the computation of Surgical Products Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Surgical Products Stock.

                                                               DECEMBER 31,
                                                          ----------------------
                                                                 1999(2)
                                                          ----------------------
                                                          (AMOUNTS IN THOUSANDS)
Shares of Surgical Products Stock issuable for
  options...............................................           2,991
Genzyme Surgical Products designated shares issuable
  upon conversion of 5 1/4% convertible subordinated
  notes allocated to Genzyme General(1).................           1,130
                                                                   -----
Total shares excluded from the calculation of diluted
  net loss per share of Surgical Products Stock.........           4,121
                                                                   =====

------------------------

(1) Genzyme Surgical Products designated shares are shares of Surgical Products Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Surgical Products.

(2) For the period from June 28, 1999 through December 31, 1999.


TISSUE REPAIR STOCK:


    For all periods presented, basic and diluted net loss per share of Tissue Repair Stock is the same. We did not include the securities described in the following table in the computation of Tissue Repair Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Tissue Repair Stock.

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Shares of Tissue Repair Stock issuable for options..........   4,176       3,398     2,777
Genzyme Tissue Repair designated shares(1)..................   2,238         716       885
Shares of Tissue Repair Stock issuable upon conversion of 5%
  convertible subordinated note.............................      --       7,810     1,772
                                                               -----      ------     -----
Total shares excluded from the calculation of diluted net
  loss per share of Tissue Repair Stock.....................   6,414      11,924     5,434
                                                               =====      ======     =====

------------------------

(1) Genzyme Tissue Repair designated shares are shares of Tissue Repair Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Tissue Repair.

                                     GCS-52

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
COMPREHENSIVE INCOME

    As of January 1, 1998, we adopted SFAS 130, "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income, which consists of net income and all changes in equity from non-shareholder sources.

ACCOUNTING FOR STOCK BASED COMPENSATION

    As permitted under SFAS 123, we include pro forma net income and pro forma earnings per share information (calculated using the fair value based method) under the heading "Compensation Expense" in Note L., "Stockholders' Equity," to these consolidated financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

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

    In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") which summarizes the staff's view in applying generally accepted accounting principles to selected revenue recognition issues. SAB 101 will be effective beginning October 1, 2000. We are currently assessing the impact of SAB 101 on our revenue recognition policy.

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

                                     GCS-53

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    - our ability to obtain reimbursement for our products and services by third party payers;

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

    During the third quarter of 1998, we recorded a $25.2 million charge to cost of products sold. The components of this charge are:

    - a $14.8 million charge related to the operations of Genzyme General to write down excess inventory used to make Ceredase-Registered Trademark-enzyme. We took this charge following our determination that, based on the status of our efforts to convert Gaucher disease patients to a treatment regimen using Cerezyme-Registered Trademark- enzyme, our existing supply of Ceredase-Registered Trademark- enzyme was sufficient to meet estimated patient needs.

    - a $10.4 million charge related to the operations of Genzyme Surgical Products to write down our inventory of Sepra products to net realizable value. The Sepra products are our line of products and product candidates designed to limit post-operative adhesions. During the third quarter of 1998, we revised our forecasted sales of Sepra products and, in accordance with our policy, analyzed the Sepra products inventory to determine whether the carrying value exceeded the net realizable value. The revised forecast showed slower sales growth as well as higher manufacturing and sales and marketing costs than originally expected. In addition, our inventory on-hand had a relatively high cost per unit because production was significantly less than originally planned. As a result, in the third quarter of 1998, we recorded a charge to cost of products sold to write down our Sepra products inventory to net realizable value.

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

                                     GCS-54

                      GENZYME CORPORATION AND SUBSIDIARIES

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
                                                               ======

    The $5.4 million allocated to in-process research and development represents the value we assigned to Peptimmune's programs that were still in the development stage and for which there was no alternative future use. We recorded this amount as a charge to operations.

                                     GCS-55

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE D. ACQUISITIONS (CONTINUED)
PHARMAGENICS

    In June 1997, we acquired PharmaGenics, Inc., a company engaged in the research and development of products for the treatment of cancer and other diseases. We accounted for this acquisition, which was allocated to Genzyme Molecular Oncology, as a purchase. We allocated the aggregate purchase price of $27.5 million, plus acquisition costs of $2.5 million and assumed liabilities of $4.9 million, to the tangible and intangible assets we acquired from PharmaGenics based on their respective fair values (amounts in thousands):

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

    The $7.0 million allocated to in-process research and development represents the value we assigned to PharmaGenics' programs that were still in the development stage and for which there was no alternative future use. We assigned values to all of PharmaGenics' programs (both complete and in-process) by selecting the maximum anticipated value of these programs and comparing them to the values of comparable technologies. In 1997, we recorded a one-time charge to operations for the amount of the purchase price allocated to in-process technology.

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

    We had no outstanding interest rate hedge agreements at December 31, 1999. At December 31, 1998, we had one open interest rate hedge agreement for which the fair value was $1.3 million in favor of the bank.

NOTE F. ACCOUNTS RECEIVABLE AND INTANGIBLE ASSETS

    Our trade receivables primarily represent amounts due from distributors, healthcare service providers, and companies and institutions engaged in research, development or production of pharmaceutical and

                                     GCS-56

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE F. ACCOUNTS RECEIVABLE AND INTANGIBLE ASSETS (CONTINUED) biopharmaceutical products. We perform credit evaluations of our customers on an ongoing basis and generally do not require collateral. We state accounts receivable at fair value after reflecting an allowance for doubtful accounts. This allowance was $19.3 million at December 31, 1999 and $13.9 million at December 31, 1998.

    The following table contains information on Genzyme Corporation's intangible assets for the periods presented:

                                                                  WEIGHTED                   WEIGHTED
                                                                   AVERAGE                    AVERAGE
                                                                  ESTIMATED                  ESTIMATED
                                                                   USEFUL                     USEFUL
                                                   DECEMBER 31,     LIFE      DECEMBER 31,     LIFE
                                                       1999        (YEARS)        1998        (YEARS)
                                                   ------------   ---------   ------------   ---------
                                                     (AMOUNTS IN THOUSANDS, EXCEPT USEFUL LIFE DATA)
Tradenames.......................................    $ 45,878           40      $ 45,878        40
Goodwill.........................................     210,728           29       221,693        28
License fees.....................................      25,982           15        25,490        15
Customer lists...................................       8,324           10        12,369        10
Completed technology.............................      20,000            3        20,000         3
Non-compete agreements...........................       6,000            5         6,910         5
Patents..........................................      16,279           12        16,204        12
Other............................................       5,145            4           311         5
                                                     --------                   --------
                                                      338,336                    348,855
Less accumulated amortization....................     (85,183)                   (69,339)
                                                     --------                   --------
Intangible assets, net...........................    $253,153                   $279,516
                                                     ========                   ========

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
                                                           ========     ========

                                     GCS-57

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE H. PROPERTY, PLANT AND EQUIPMENT

                                                               DECEMBER 31,
                                                          -----------------------
                                                             1999         1998
                                                          ----------   ----------
                                                          (AMOUNTS IN THOUSANDS)
Plant and equipment.....................................   $246,068     $257,706
Land and buildings......................................    188,892      156,067
Leasehold improvements..................................     93,159       71,425
Furniture and fixtures..................................     17,374       17,619
Construction-in-progress................................     28,371       30,805
                                                           --------     --------
                                                            573,864      533,622
Less accumulated depreciation...........................   (190,683)    (151,003)
                                                           --------     --------
Property, plant and equipment, net......................   $383,181     $382,619
                                                           ========     ========

    Our depreciation expense was $40.7 million in 1999, $39.2 million in 1998, and $33.5 million in 1997.

    We attribute our fixed assets among our operating divisions based on use.

    We have capitalized approximately $39.4 million, which represents the costs we have incurred in validating the manufacturing process for products which have reached technological feasibility. We have capitalized the following amounts of interest costs incurred in financing the construction of our manufacturing facilities:

    1999           1998           1997
------------   ------------   ------------
$        1.0
million.....   $0.7 million   $0.5 million

    Our estimated cost of completion for assets under construction as of December 31, 1999 is $39.4 million.

                                     GCS-58

                      GENZYME CORPORATION AND SUBSIDIARIES

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

REALIZED AND UNREALIZED GAINS AND LOSSES ON MARKETABLE SECURITIES AND EQUITY
  INVESTMENTS

    We recorded gains of $2.0 million in 1999 and $3.4 million in 1998 upon the sale of our investment in shares of Techne common stock. We also recorded a $5.7 million charge in 1999 in connection with our investments in the common stock of Pharming Group N.V. and IntegraMed America, Inc. and a $3.4 million charge in 1998 in connection with our investment in the common stock of Celtrix Pharmaceuticals, Inc. because we considered the decline in the value of those investments to be other than temporary.

    In connection with these assessments, we concluded that evidence existed that the value of the investments would recover to at least our cost. This included continued positive progress in the issuers' scientific programs, ongoing activity in our collaborations with the issuers, and a lack of any substantial company-specific adverse events causing the declines in value. However, given the significance and duration of the declines as of the end of the applicable quarter, we concluded that it was unclear over what period such price recoveries would take place and that, accordingly, the positive evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of these investments.

                                     GCS-59

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE I. INVESTMENTS (CONTINUED)
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
                                          ========     ========     ========     ========

                                     GCS-60

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE I. INVESTMENTS (CONTINUED)
    We attribute strategic investments in equity securities of unconsolidated entities among our operating divisions. All of the investments included in the following table are allocated to Genzyme General except for our investment in Focal, Inc., which we allocate to Genzyme Surgical Products.

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

(3) Our investment in Pharming is denominated in Euros. We translated this investment into U.S. dollars at the current exchange rate on December 31, 1999. In June 1999, we determined that a portion of the impairment in our investment in Pharming was other than temporary and recorded a charge to operations of $5.5 million.

GENZYME TRANSGENICS CORPORATION

    At December 31, 1999, we owned approximately 33% of the outstanding common stock of Genzyme Transgenics Corporation and record in net loss of unconsolidated affiliates our portion of its results. We refer to Genzyme Transgenics Corporation in this note as "GTC." Our portion of GTC's net losses was $7.1 million in 1999, $7.4 million in 1998, and $2.9 million in 1997. The fair market value of our investment in GTC common stock was $93.8 million on December 31, 1999 and $41.8 million on December 31, 1998.

                                     GCS-61

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE I. INVESTMENTS (CONTINUED)
    In November 1999, we purchased $6.6 million in shares of Series B convertible preferred stock of GTC. We can convert these shares into shares of GTC common stock at any time at a price of $6.30 per share. We will receive an escalating annual dividend of between 11% and 12% on amounts that we convert into common stock.

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

    We have guaranteed GTC's obligations under a $17.5 million revolving credit facility and a $7.1 million term loan with a commercial bank. In exchange for this guarantee, GTC issued us a warrant to purchase up to 288,000 shares of GTC common stock at an exercise price of $4.875 per share. Of these shares, 192,000 are currently exercisable. GTC also issued us a warrant to purchase 145,000 shares of GTC common stock at an exercise price of $2.84375 per share in connection with our guarantee of GTC's obligations under a prior credit facility. All of the shares subject to this warrant are exercisable.

    We have also made a $6.3 million line of credit available to GTC. No amounts were outstanding under this credit line as of December 31, 1999. This credit line expires in March 2000. Upon expiration, GTC may

                                     GCS-62

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE I. INVESTMENTS (CONTINUED)
convert any outstanding balance into a three-year term loan. The line of credit requires GTC to meet financial covenants similar to those under GTC's bank credit facility.

    ATIII LLC. In 1998, we formed ATIII LLC, a joint venture with GTC for the development and commercialization of transgenic recombinant human antithrombin
III. We are funding 70% of the first $33.0 million in development costs, excluding facility costs, under this program and 50% of all development costs thereafter. We will pay 50% of all new facility costs to be incurred by ATIII LLC. All profits of ATIII LLC will be split equally; losses are allocated based on the amount of funding provided by each venturer. As our combined direct and indirect interest in ATIII LLC is in excess of 50%, we consolidate the results of ATIII LLC and record GTC's portion of the ATIII LLC's losses as minority interest. We allocate our ownership interest in ATIII LLC to Genzyme General.

    Under the agreement which established ATIII LLC joint venture in 1998, we initially owned a 3.7% interest in ATIII LLC and GTC owned a 96.3% interest. In accordance with the executed purchase agreement, GTC sold and assigned a 46.3% ownership interest in ATIII LLC to us so that we each own 50% of the venture. In connection with the purchase agreement, Genzyme has agreed to pay to GTC:

    - $2.5 million after the second consecutive quarter in which net sales of collaboration products for such quarter exceed $5 million; and

    - $10 million on the first full approval, if and when approved by the FDA of a major market country or by the European Union's European Medicines Evaluation Agency ("EMEA") of:

       - a biologics license application ("BLA") filed by ATIII LLC for the use of transgenic ATIII for the treatment of sepsis; or

       - an amendment to the BLA previously filed by ATIII LLC and approved by the FDA of a major market country or by the EMEA to add sepsis as an indication for transgenic ATIII.

    As of December 31, 1999 and 1998, none of the above milestone events have been achieved and no payments have been made.

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

                                     GCS-63

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE I. INVESTMENTS (CONTINUED)
    One of our directors is chairman and chief executive officer of Dyax and three of our directors are directors of Dyax.

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

StressGen/ Genzyme      StressGen                 July 1997        Stress gene therapies for the       Genzyme Molecular
LLC                     Biotechnologies Corp.;                       treatment of cancer               Oncology
                        Canadian Medical
                        Discoveries Fund Inc.
                        (until October 1999)

------------------------------

(1) Our Chairman and Chief Executive Officer is a director of GelTex and one of our other directors is Chairman of GelTex.

(2) Our Chairman and Chief Executive Officer is a director of Diacrin.

    In July 1997, together with StressGen Biotechnologies Corp. and the Canadian Medical Discoveries Fund, Inc. ("CMDF"), we established StressGen/Genzyme LLC, a joint venture to develop stress gene therapies for the treatment of cancer. Because CMDF had the right to require StressGen and Genzyme to purchase its membership interest in the joint venture, we recorded 50% of the net operating losses of the joint venture. As of December 31, 1998, our portion of the cumulative losses of StressGen/Genzyme LLC exceeded our initial capital contribution to the joint venture by $1.2 million and, as a result, we recorded the $1.2 million as a liability.

    For the period January through August 1999, we recorded an additional
$0.8 million of losses from the joint venture increasing the liability related to the joint venture to $2.0 million. In August 1999, CMDF exercised its put right and StressGen and Genzyme were required to purchase its membership interest in the joint venture at an aggregate price of $10.0 million (Canadian) As a result, Genzyme was obligated to repurchase one-half of the CMDF's interest in the joint venture for approximately $3.9 million ($5.0 million (Canadian)). To record the exercise of the put option, we recorded:

    - a $1.9 million increase to our liability related to the joint venture, thus increasing the liability to $3.9 million;

                                     GCS-64

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE I. INVESTMENTS (CONTINUED)
    - a $0.9 million increase to our investment in joint venture to reflect our 50% interest in the net assets of the joint venture; and

    - a $1.0 million charge to equity in net loss of unconsolidated affiliates because, at that time, it was expected that the joint venture would be dissolved and the joint venture interest would have no value beyond the cash it held.

    We completed the repurchase of CMDF's interest in October 1999 by issuing to CMDF 617,200 shares of Molecular Oncology Stock at a price of $6.375 per share. The purchase price was calculated in accordance with the joint venture agreements based on the market price of Molecular Oncology Stock over a period prior to the repurchase. To record the repurchase, we increased stockholders' equity by $3.9 million to reflect the issuance of the shares of Molecular Oncology Stock and decreased our liability related to the joint venture by $3.9 million to zero.

    We agreed to dissolve StressGen/Genzyme LLC in December 1999 and in connection with the dissolution the joint venture received a cash distribution of $0.9 million which was equal to Genzyme's investment in the joint venture at that time.

    We do not present summary financial information for StressGen/Genzyme LLC because we do not consider the impact of its activities to be material to our operations for the years ended December 31, 1999 and 1998.

    The following tables describe:

    - the amount of funding we have provided to each joint venture to date;

    - amounts due to us by each joint venture as of December 31, 1999 for services we provided on behalf of the joint venture, which we have recorded on our balance sheet as prepaids and other current assets;

    - our portion of the losses of each joint venture for the periods presented, which we have recorded as charges to equity in net loss of unconsolidated affiliates in our statement of operations; and

    - total net losses of each joint venture for the periods presented.

                                     GCS-65

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE I. INVESTMENTS (CONTINUED)

                                                              TOTAL FUNDING   RECEIVABLES
                                                                  AS OF          AS OF
JOINT VENTURE/                                                DECEMBER 31,    DECEMBER 31,
UNCONSOLIDATED AFFILIATE                                          1999            1999
------------------------------------------------------------  -------------   ------------
                                                                 (AMOUNTS IN MILLIONS)
RenaGel LLC (1).............................................      $29.1           $2.1
BioMarin/Genzyme LLC........................................        8.3            0.5
Pharming/Genzyme LLC........................................       14.9            0.4
Diacrin/Genzyme LLC.........................................       23.7            1.0
StressGen/Genzyme LLC.......................................        0.7             --
Genzyme Transgenics Corp....................................         --            0.6
                                                                  -----           ----
Totals......................................................      $76.7           $4.6

------------------------

(1) As part of this joint venture, we made payments to GelTex of $10.0 million in 1999 and $15.0 million in 1998 in exchange for certain technology access rights. We capitalized these payments and are amortizing these amounts over 15 years.

                                                        OUR PORTION OF
                                                        THE NET LOSSES
                                                           FROM OUR
                                                        UNCONSOLIDATED                      TOTAL LOSSES OF OUR
                                                          AFFILIATES                     UNCONSOLIDATED AFFILIATES
JOINT VENTURE/                                        -------------------              ------------------------------
UNCONSOLIDATED AFFILIATE                                1999       1998       1997       1999       1998       1997
----------------------------------------------------  --------   --------   --------   --------   --------   --------
                                                          (AMOUNTS IN MILLIONS)            (AMOUNTS IN MILLIONS)
RenaGel LLC.........................................   $ (8.1)    $ (7.6)    $ (2.3)    $(15.9)    $(15.1)    $ (4.6)
BioMarin/Genzyme LLC................................     (7.0)      (0.9)        --      (13.9)      (1.8)        --
Pharming/Genzyme LLC................................    (10.3)      (4.0)        --      (10.7)      (4.1)        --
Diacrin/Genzyme LLC.................................     (8.0)      (7.7)      (6.7)     (10.7)      (9.6)      (6.8)
StressGen/Genzyme LLC (1)...........................     (1.9)      (1.6)      (0.3)      (1.3)      (3.4)      (0.4)
Genzyme Transgenics Corp............................     (7.1)      (7.3)      (2.9)     (18.8)     (20.0)      (9.3)
Other...............................................     (0.3)       0.1       (0.1)        --       (0.2)      (0.3)
                                                       ------     ------     ------     ------     ------     ------
Totals..............................................   $(42.7)    $(29.0)    $(12.3)    $(71.3)    $(54.2)    $(21.4)

------------------------

(1) Because the Canadian Medical Discoveries Fund had the right to require us to repurchase the fund's interest in the joint venture, we recorded 50% of the losses incurred by the joint venture. When the fund exercised its repurchase right in August 1999, we recorded a $1.0 million charge to our statement of operations in connection with the repurchase.

                                     GCS-66

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE I. INVESTMENTS (CONTINUED)
    Condensed financial information for our joint ventures, including the allocation of losses, is summarized below:

                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                   ------------------------------------------
                                                       1999           1998           1997
                                                   ------------   ------------   ------------
                                                             (AMOUNTS IN THOUSANDS)
Revenue..........................................   $  89,884      $  62,638       $ 62,938
Gross profit.....................................      20,828          2,256          8,109
Operating expenses...............................    (145,717)      (113,569)       (83,624)
Net loss.........................................     (71,343)       (54,186)       (21,398)

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                1999           1998
                                                              --------       --------
                                                              (AMOUNTS IN THOUSANDS)
Current assets..............................................  $57,897        $47,578
Noncurrent assets...........................................   62,865         58,349
Current liabilities.........................................   56,626         47,915
Noncurrent liabilities......................................   14,676         14,410

NOTE J. ACCRUED EXPENSES

                                                              DECEMBER 31,
                                                        -------------------------
                                                          1999             1998
                                                        --------         --------
                                                         (AMOUNTS IN THOUSANDS)
Compensation..........................................  $25,909          $23,310
Technology access fee.................................       --           10,000
Professional fees.....................................    3,908            6,146
Royalties.............................................    7,667            6,895
Rebates...............................................    7,125            5,663
Other.................................................   28,750           20,375
                                                        -------          -------
                                                        $73,359          $72,389
                                                        =======          =======

NOTE K. LONG-TERM DEBT AND LEASES

LONG-TERM DEBT

    While Genzyme Corporation is responsible for repaying all long-term debt obligations, we allocate these obligations to our operating divisions for financial reporting purposes based on the intended use of the funds.

                                     GCS-67

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE K. LONG-TERM DEBT AND LEASES (CONTINUED)
    Our long-term debt consists of the following:

                                                               DECEMBER 31,
                                                          -----------------------
                                                             1999         1998
                                                          ----------   ----------
                                                          (AMOUNTS IN THOUSANDS)
5 1/4% convertible subordinated notes...................   $250,000     $250,000
Revolving credit facility maturing in November 2002.....     23,000           --
Revolving credit facility maturing in November 1999.....         --      100,000
5% convertible subordinated debentures..................     22,622       21,559
6% convertible subordinated note........................         --       12,579
Mortgage notes..........................................         --        3,167
                                                           --------     --------
                                                            295,622      387,305
                                                           --------     --------
Less current portion....................................     (5,000)    (100,080)
                                                           --------     --------
                                                           $290,622     $287,225
                                                           ========     ========

    Over the next five years, we will be required to repay the following principal amounts on our long-term debt (excluding capital leases):

    2000           2001           2002            2003            2004         AFTER 2004
------------   ------------   -------------   -------------   ------------   --------------
$        5.0
million.....   $         --   $18.0 million   $22.6 million   $         --   $250.0 million

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

                                     GCS-68

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE K. LONG-TERM DEBT AND LEASES (CONTINUED)
    We pay interest on the notes on June 1 and December 1 of each year and made the first interest payment in December 1998. The notes are convertible into one share of Genzyme General Stock, 0.10805 share of Molecular Oncology Stock and
0.17901 share of Surgical Products Stock at a price of $39.60 and contain anti-dilution adjustments. We may redeem all or part of the notes at our option after June 10, 2001 at the following prices (expressed as a percentage of the principal amount), plus accrued interest:

ON OR BEFORE 5/31/02   6/1/02--5/31/03   6/1/03--5/31/04   ON OR AFTER 6/1/04
--------------------   ---------------   ---------------   ------------------
102.63%......            101.75%           100.88%            100.00%

    The fair value of these notes at December 31, 1999 was $317.5 million.

5% CONVERTIBLE SUBORDINATED NOTE

    In February 1997, we issued a 6% convertible subordinated note in a principal amount of $13.0 million. This note was convertible into shares of Tissue Repair Stock at a discount to the market value of that stock. We recorded charges to interest expense of $0.2 million in 1999, $0.5 million in 1998 and $1.1 million in 1997, to reflect the accretion to fair value of the conversion feature of this note.

    In 1998, the holder of this note converted $0.6 million in principal amount into 223,405 shares of Tissue Repair Stock. We paid $1.1 million in accrued interest in connection with these conversions. In 1999, the holder converted the remaining $12.4 million in principal amount into 7,257,573 shares of Tissue Repair Stock. We paid $0.5 million in accrued interest in connection with these conversions. As of December 31, 1999, there was no principal or interest remaining on this convertible note.

5% CONVERTIBLE SUBORDINATED DEBENTURES

    In August 1997, we issued $20.0 million in principal of 6% convertible subordinated debentures. These debentures were convertible into shares of Molecular Oncology Stock at a discount to the market value of that stock. We recorded charges to interest expense of $1.9 million in 1998 and $0.9 million in 1997 to reflect the accretion to fair value of the conversion feature of the 6% debentures. In accordance with the terms of these debentures, they were exchanged in August 1998 for $21.2 million in principal of 5% convertible subordinated debentures due August 2003. These debentures are convertible into shares of Genzyme General Stock. In November 1998 we reserved approximately 3.0 million Genzyme Molecular Oncology designated shares for issuance in connection with this exchange. In October 1999 we increased the number of Genzyme Molecular Oncology designated shares reserved in connection with this exchange by approximately 0.3 million.

MORTGAGE NOTES

    In 1999, we repaid the remaining $3.1 million of principal and accrued interest of $0.1 million under our mortgage note due in December 2000. This obligation had been allocated to Genzyme General.

                                     GCS-69

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE K. LONG-TERM DEBT AND LEASES (CONTINUED)
OPERATING LEASES

    We lease facilities and personal property under operating leases with terms in excess of one year. Our total expense under operating leases was:

     1999            1998            1997
     ----            ----            ----
    $22.2
million.......   $18.4 million   $16.3 million

    Over the next five years, we will be required to repay the following amounts under operating leases:

     2000            2001            2002            2003            2004          AFTER 2004
--------------   -------------   -------------   -------------   -------------   --------------
    $17.5
million.......   $17.0 million   $15.7 million   $13.6 million   $13.1 million   $119.9 million

    In June 1992, one of our wholly-owned subsidiaries entered into a 65-year land lease with an unaffiliated lessor. Our expenses under this lease were $1.5 million in 1999 and 1998 and $1.3 million in 1997. Our rent under this lease increases every five years based on the Consumer Price Index or, if higher, 3% per year.

NOTE L. STOCKHOLDERS' EQUITY

COMMON STOCK

    We have four series of common stock--Genzyme General Stock, Molecular Oncology Stock, Surgical Products Stock and Tissue Repair Stock--which we refer to as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specific subset of our business operations and its related allocated assets, rather than operations and assets of our entire company.

    The chief mechanism intended to cause our tracking stock to "track" the financial performance of a corresponding division are special provisions in our charter governing dividends and distributions. The provisions governing dividends provide that our board of directors has discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount does not exceed the funds of Genzyme Corporation that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division is the greater of:

    - the amount that would be legally available for dividends under Massachusetts law if the division were a separate corporation; or

    - the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeds its corresponding stock's par value, preferred stock preferences and debt obligations.

    Within these parameters and other, general limits under our charter and Massachusetts law, the amount of any dividend payment will be at the board of directors' discretion. To date, we have never paid or declared a cash dividend on shares of any of our series of common stock, nor do we anticipate doing so in the foreseeable future. Unless declared, no dividends accrue on our tracking stocks.

    Our charter also requires that distributions be made to holders of Molecular Oncology Stock, Surgical Products Stock or Tissue Repair Stock if all or substantially all of the assets allocated to that stock's corresponding division are sold to a third party. This mandatory distribution can be in the form of a

                                     GCS-70

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE L. STOCKHOLDERS' EQUITY (CONTINUED) dividend, a redemption of the division's related tracking stock or an exchange of that tracking stock for Genzyme General Stock, as chosen by our board of directors in its discretion. The distribution, if by dividend or redemption, must equal in value the net after-tax proceeds received from the sale. If our board of directors chooses to make the distribution by issuing Genzyme General Stock in exchange for the selling division's related tracking stock, then the exchange must be effected at a 10% premium to the corresponding tracking stock's average market price following announcement of the sale.

    While tracking stock is designed to reflect a division's performance, it is common stock of the entire company. Therefore, a holder of tracking stock is a common stockholder subject to risks of investing in the business, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to any division are nonetheless subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, a holder of tracking stock would have no direct claim against the assets allocated to the corresponding tracked division; a holder of tracking stock would only have the rights of a common stockholder in the combined assets of Genzyme, subject also to the Genzyme charter's allocation of liquidation units as discussed below under the subheading "Liquidation Units."

RIGHTS OF COMMON STOCK

VOTING RIGHTS

    Genzyme General Stock is entitled to one vote per share, which is never adjusted. However, the votes per share of our other series of common stock are adjusted every two years. Specifically, on January 1, 2001 and every second anniversary thereafter, the vote per share to which each series is entitled is recalculated based on that stock's fair market value divided by the fair market value of a share of Genzyme General Stock, with "fair market value" meaning the average closing price over the 20 consecutive trading days beginning the 30th trading day preceding the January 1st adjustment date. During the 2000 fiscal year, each series of common stock is entitled the following vote per share:

SERIES                                                        VOTE PER SHARE
------                                                        --------------
Genzyme General Stock.......................................       1.00
Molecular Oncology Stock....................................       0.08
Surgical Products Stock.....................................       0.61
Tissue Repair Stock.........................................       0.06

LIQUIDATION UNITS

    If we were to dissolve, liquidate or wind up our affairs, other than as part of a merger, business combination or sale of substantially all of our assets, our stockholders would receive any remaining assets according to the percentage of total liquidation units that they hold. Each series of our common stock is entitled to the following liquidation units:

SERIES                                                         UNITS
------                                                        --------
Genzyme General Stock.......................................    100
Molecular Oncology Stock....................................     25
Surgical Products Stock.....................................     61
Tissue Repair Stock.........................................     58

                                     GCS-71

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE L. STOCKHOLDERS' EQUITY (CONTINUED)
    Although we adjust liquidation units to prevent dilution in the event of some subdivisions, combinations or distributions of common stock, we do not adjust them to reflect changes in the relative market value or performance of the tracked divisions.

PREFERRED STOCK

    Our charter permits us to issue shares of preferred stock at any time in one or more series. Our board of directors will establish the preferences, voting powers, qualifications, and special or relative rights or privileges of any series of preferred stock before it is issued.

STOCK RIGHTS

    Under our shareholder rights plan, each outstanding share of Genzyme General Stock, Molecular Oncology Stock, Surgical Products Stock and Tissue Repair Stock also represents one preferred stock purchase right for that series of stock. When the stock purchase rights become exercisable, the holders of our common stock will be entitled to purchase the following:

    - Genzyme General stock right: 0.01 share of Series A Junior Participating Preferred Stock for $300.00;

    - Molecular Oncology stock right: 0.01 share of Series C Junior Participating Preferred Stock for $26.00;

    - Surgical Products stock right: 0.01 share of Series D Junior Participating Preferred Stock for $150.00; and

    - Tissue Repair stock right: 0.01 share of Series B Junior Participating Preferred Stock for $26.00.

    A stock purchase right becomes exercisable either:

    - ten days after our board of directors announces that a third party has become the owner of 15% or more of the total voting power of our outstanding common stock combined, or

    - ten business days after a third party announces or initiates a tender or exchange offer that would result in that party owning 15% or more of the total voting power of our outstanding common stock combined.

    In either case, the board of directors can extend the ten-day delay. These stock purchase rights expire in March 2009.

STOCK OFFERINGS

    In 1997, we sold 4,000,000 shares of Tissue Repair Stock for net proceeds of $29.0 million.

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

                                     GCS-72

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE L. STOCKHOLDERS' EQUITY (CONTINUED)
    Under a deferral agreement, a participant indicates the percentage of deferral to allocate to cash and stock, upon which a cash deferral account and a stock deferral account is established. The cash account bears interest at the rate paid on 90-day Treasury bills with interest payable quarterly.

    The stock account is for amounts invested in hypothetical shares of Genzyme General Stock, Molecular Oncology Stock, Surgical Products Stock or Tissue Repair Stock. Under the deferral agreement, a participant directs us how to allocate amounts among each series of stock. These amounts will be converted into shares quarterly at the average closing price of the stock for all trading days during the quarter, for each series of stock.

    Distributions are paid in a lump sum or in annual installments for up to five years. Payments begin the year following a director's termination of service or, subject to certain restrictions, a year elected by the participant. As of December 31, 1999, one of the six eligible directors was participating in this plan.

    We have reserved the following numbers of shares to cover distributions credited to stock accounts under the plan:

    - 50,000 shares of Genzyme General Stock;

    - 50,000 shares of Molecular Oncology Stock;

    - 50,000 shares of Surgical Products Stock; and

    - 100,000 shares of Tissue Repair Stock.

    We had not made any distributions under this plan as of December 31, 1999.

EQUITY PLANS

    At December 31, 1999, we had reserved the following numbers of shares for issuance under our 1990 Equity Incentive Plan, 1997 Equity Incentive Plan, 1998 Director Stock Option Plan, and 1999 Employee Stock Purchase Plan:

    - 13,126,000 shares of Genzyme General Stock;

    - 4,011,000 shares of Molecular Oncology Stock;

    - 3,800,000 shares of Surgical Products Stock; and

    - 5,544,000 shares of Tissue Repair Stock.

STOCK OPTIONS

    The following number of shares are currently authorized and available for grant under our 1990 Equity Incentive Plan and 1997 Equity Incentive Plan:

    - 24,500,000 shares of Genzyme General Stock;

    - 3,500,000 shares of Molecular Oncology Stock;

    - 3,200,000 shares of Surgical Products Stock; and

    - 5,300,000 shares of Tissue Repair Stock.

                                     GCS-73

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE L. STOCKHOLDERS' EQUITY (CONTINUED)
    The purpose of these two plans is to attract and retain key employees and consultants, provide an incentive for them to achieve long-range performance goals, and enable them to participate in our long-term growth. Under these two plans, we grant stock options with exercise prices not less than fair market value at date of grant. The plans provide for the grant of stock appreciation rights, performance shares, restricted stock and stock units. Each of these instruments has a maximum term of ten years and generally vest over four years. The Board-appointed compensation committee determines the terms and conditions of each award, including who is eligible to receive awards, the form of payment of the exercise price, the number of shares granted and the exercise date. No incentive stock options may be granted under the 1997 plan. After March 15, 2000, no incentive stock options may be granted under the 1990 plan.

    The following number of shares are currently authorized and available for grant under our 1998 Director Stock Option Plan:

    - 340,000 shares of Genzyme General Stock;

    - 140,000 shares of Molecular Oncology Stock;

    - 100,000 shares of Surgical Products Stock; and

    - 200,000 shares of Tissue Repair Stock.

    Options under our 1998 Director Stock Option Plan are automatically granted with an exercise price at fair market value to non-employee members of our board of directors when they are elected or re-elected as directors. These options expire ten years after the initial grant date and vest on the date of each annual board of directors meeting following the date of grant.

                                     GCS-74

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE L. STOCKHOLDERS' EQUITY (CONTINUED)
    The following table depicts activity under our various stock option plans:

                                                                     WEIGHTED
                                                   SHARES UNDER      AVERAGE         NUMBER
                                                      OPTION      EXERCISE PRICE   EXERCISABLE
                                                   ------------   --------------   -----------
GENZYME GENERAL STOCK:
Outstanding at December 31, 1996.................   14,065,483        $20.48        6,505,835
  Granted........................................    2,083,936         29.86
  Exercised......................................   (1,760,934)        16.25
  Forfeited and cancelled........................   (1,041,218)        23.77
                                                   -----------
Outstanding at December 31, 1997.................   13,347,267         22.22        6,982,224
  Granted........................................    2,482,222         29.61
  Exercised......................................   (3,319,203)        20.11
  Forfeited and cancelled........................     (917,556)        27.21
                                                   -----------
Outstanding at December 31, 1998.................   11,592,730         24.00        5,579,267
  Granted........................................    1,647,719         43.43
  Granted--premium price.........................    1,272,376         58.97
  Exercised......................................   (2,526,838)        20.63
  Forfeited and cancelled........................     (376,480)        30.22
                                                   -----------
Outstanding at December 31, 1999.................   11,609,507        $31.11        5,633,053
                                                   ===========

MOLECULAR ONCOLOGY STOCK:
Outstanding at June 18, 1997.....................           --
  Granted........................................      826,334        $ 7.00
                                                   -----------
Outstanding at December 31, 1997.................      826,334          7.00          180,063
  Granted........................................      386,867          6.83
  Exercised......................................         (886)         7.00
  Forfeited and cancelled........................      (54,530)         7.00
                                                   -----------
Outstanding at December 31, 1998.................    1,157,785          6.96          391,044
  Granted........................................      286,363          3.46
  Granted--premium price.........................      402,615          5.39
  Exercised......................................         (362)         3.50
  Forfeited and cancelled........................      (37,291)         6.67
                                                   -----------
Outstanding at December 31, 1999.................    1,809,110        $ 6.14          656,648
                                                   ===========

                                     GCS-75

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE L. STOCKHOLDERS' EQUITY (CONTINUED)

                                                                     WEIGHTED
                                                   SHARES UNDER      AVERAGE         NUMBER
                                                      OPTION      EXERCISE PRICE   EXERCISABLE
                                                   ------------   --------------   -----------
SURGICAL PRODUCTS STOCK:
  Outstanding at June 28, 1999...................           --
  Granted........................................    3,050,690        $ 6.65
  Exercised......................................            0            --
  Forfeited and cancelled........................      (60,120)         6.69
                                                   -----------
Outstanding at December 31, 1999.................    2,990,570        $ 6.65          563,048
                                                   ===========

TISSUE REPAIR STOCK:
Outstanding at December 31, 1996.................    2,574,219        $10.73          739,421
  Granted........................................      636,605          9.84
  Exercised......................................     (100,407)         5.21
  Forfeited and cancelled........................     (333,655)        12.75
                                                   -----------
Outstanding at December 31, 1997.................    2,776,762         10.50        1,084,532
  Granted........................................      996,019          5.44
  Exercised......................................      (71,491)         4.83
  Forfeited and cancelled........................     (303,344)        10.47
                                                   -----------
Outstanding at December 31, 1998.................    3,397,946          9.13        1,464,732
  Granted........................................      667,120          2.22
  Granted--premium price.........................      402,615          7.71
  Exercised......................................         (357)         2.09
  Forfeited and cancelled........................     (291,558)         7.49
                                                   -----------
Outstanding at December 31, 1999.................    4,175,766        $ 8.02        1,905,031
                                                   ===========

    In 1999, we granted the following stock options with exercise prices above fair market value:

    - 1,272,376 shares of Genzyme General Stock at 120% of fair market value on the date of grant;

    - 402,615 shares of Molecular Oncology Stock at 200% of fair market value on the date of grant; and

    - 402,615 shares of Tissue Repair Stock at 200% of fair market value on the date of grant.

    The total exercise proceeds for all options outstanding at December 31, 1999 is:

    - $361,260,000 for Genzyme General Stock;

    - $11,106,000 for Molecular Oncology Stock;

    - $19,897,000 for Surgical Products Stock, and

    - $33,482,000 for Tissue Repair Stock.

                                     GCS-76

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE L. STOCKHOLDERS' EQUITY (CONTINUED)
    The following table contains information regarding the range of option prices as of December 31, 1999:

    GENZYME GENERAL STOCK:

                                          WEIGHTED                                EXERCISABLE
                                           AVERAGE                      -------------------------------
                            NUMBER        REMAINING       WEIGHTED                          WEIGHTED
      RANGE OF           OUTSTANDING     CONTRACTUAL      AVERAGE           NUMBER          AVERAGE
   EXERCISE PRICES      AS OF 12/31/99      LIFE       EXERCISE PRICE   AS OF 12/31/99   EXERCISE PRICE
---------------------   --------------   -----------   --------------   --------------   --------------
$8.19--$19.44.......       2,710,664         3.94          $15.92          1,840,504         $16.48
19.50--27.56........       2,456,522         6.80           26.06          1,342,620          25.30
27.63--28.00........         829,734         6.09           27.96            761,791          27.97
28.06--58.06........       4,325,198         8.03           35.81          1,688,138          31.73
58.88--62.33........       1,287,389         9.08           58.98                  0           0.00
                          ----------         ----          ------          ---------         ------
$8.19--$62.33.......      11,609,507         6.79          $31.11          5,633,053         $24.71

    MOLECULAR ONCOLOGY STOCK:

                                          WEIGHTED                                EXERCISABLE
                                           AVERAGE                      -------------------------------
                            NUMBER        REMAINING       WEIGHTED                          WEIGHTED
      RANGE OF           OUTSTANDING     CONTRACTUAL      AVERAGE           NUMBER          AVERAGE
   EXERCISE PRICES      AS OF 12/31/99      LIFE       EXERCISE PRICE   AS OF 12/31/99   EXERCISE PRICE
---------------------   --------------   -----------   --------------   --------------   --------------
    $2.31--$5.75            658,396          9.18           $4.63            39,627           $3.48
        7.00              1,150,714          7.97            7.00           617,021            7.00
                          ---------          ----           -----           -------           -----
    $2.31--$7.00          1,809,110          8.41           $6.14           656,648           $6.79

    SURGICAL PRODUCTS STOCK:

                                          WEIGHTED                                EXERCISABLE
                                           AVERAGE                      -------------------------------
                            NUMBER        REMAINING       WEIGHTED                          WEIGHTED
      RANGE OF           OUTSTANDING     CONTRACTUAL      AVERAGE           NUMBER          AVERAGE
   EXERCISE PRICES      AS OF 12/31/99      LIFE       EXERCISE PRICE   AS OF 12/31/99   EXERCISE PRICE
---------------------   --------------   -----------   --------------   --------------   --------------
    $4.63--$5.94             79,400          9.86           $5.33                 0           $0.00
     6.69--7.50           2,911,170          9.65            6.69           563,048            6.69
                          ---------          ----           -----           -------           -----
    $4.63--$7.50          2,990,570          9.66           $6.65           563,048           $6.69

    TISSUE REPAIR STOCK:

                                            WEIGHTED                                EXERCISABLE
                                             AVERAGE                      -------------------------------
                              NUMBER        REMAINING       WEIGHTED                          WEIGHTED
       RANGE OF            OUTSTANDING     CONTRACTUAL      AVERAGE           NUMBER          AVERAGE
    EXERCISE PRICES       AS OF 12/31/99      LIFE       EXERCISE PRICE   AS OF 12/31/99   EXERCISE PRICE
-----------------------   --------------   -----------   --------------   --------------   --------------
     $1.63--$3.50             859,572          9.20           $2.41             83,128          $2.31
      4.03--6.50            1,244,702          6.32            5.60            942,694           5.37
      6.63--9.88              976,902          8.32            8.58            315,066           9.36
     10.00--17.50           1,048,037          6.21           14.35            527,816          12.98
     17.63--25.75              46,553          6.10           22.10             36,327          22.01
                            ---------          ----           -----          ---------          -----
     $1.63--$25.75          4,175,766          7.35           $8.02          1,905,031          $8.32

                                     GCS-77

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE L. STOCKHOLDERS' EQUITY (CONTINUED)

EMPLOYEE STOCK PURCHASE PLAN

    Our 1999 Employee Stock Purchase Plan is an amendment and replacement of our 1990 Employee Stock Purchase Plan. This plan allows full-time employees to purchase our stock at 85% of fair market value. The number of shares authorized for purchase under the plan are:

    - 589,299 shares of Genzyme General Stock;

    - 500,000 shares of Molecular Oncology Stock;

    - 500,000 shares of Surgical Products Stock; and

    - 500,001 shares of Tissue Repair Stock.

We place limitations on the number of shares of each series of stock that can be purchased under the plan in a given year.

    The following table shows the shares purchased by employees under both plans:

SHARES ISSUED          GENZYME GENERAL STOCK   MOLECULAR ONCOLOGY STOCK   TISSUE REPAIR STOCK
-------------          ---------------------   ------------------------   -------------------
1997.................         366,922                        0                  280,819
1998.................         388,048                        0                  515,936
1999.................         313,180                  126,066                  208,375
Available for
  purchase as of
  December 31,
  1999...............         351,472                  373,934                  345,744

    As of December 31, 1999, we had not offered shares of Surgical Products Stock for sale to employees.

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

    The following table sets forth our net income (loss) data as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS 123, "Accounting for Stock-Based

                                     GCS-78

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE L. STOCKHOLDERS' EQUITY (CONTINUED)
Compensation," based on the fair value at the grant dates of the awards. The resulting compensation expense would be allocated to each division in accordance with our allocation policies:


                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                              (AMOUNTS IN THOUSANDS, EXCEPT PER
                                                                       SHARE AMOUNTS)
CONSOLIDATED:
  Net income (loss):
    As reported.............................................  $ 70,981    $ 62,567    $ 13,629
    Pro forma...............................................  $ 46,382    $ 43,986    $ (2,150)
ALLOCATED TO GENZYME GENERAL STOCK (REVISED):
  Basic income per share:
    As reported.............................................  $   1.80    $   1.53    $   1.01
    Pro forma...............................................  $   1.59    $   1.36    $    .85
  Diluted income per share:
    As reported.............................................  $   1.71    $   1.48    $    .98
    Pro forma...............................................  $   1.52    $   1.32    $    .83
ALLOCATED TO MOLECULAR ONCOLOGY STOCK:
  Basic and diluted loss per share:
    As reported.............................................  $  (2.25)   $  (3.81)   $  (4.64)
    Pro forma...............................................  $  (2.34)   $  (3.99)   $  (4.69)
ALLOCATED TO SURGICAL PRODUCTS STOCK (REVISED):
  Basic and diluted loss per share:
    As reported.............................................  $  (1.38)         --          --
    Pro forma...............................................  $  (1.53)         --          --
ALLOCATED TO TISSUE REPAIR STOCK:
  Basic and diluted loss per share:
    As reported.............................................  $  (1.26)   $  (1.99)   $  (3.07)
    Pro forma...............................................  $  (1.40)   $  (2.19)   $  (3.31)


                                     GCS-79

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE L. STOCKHOLDERS' EQUITY (CONTINUED)
    We estimate the fair value of each option grant using the Black-Scholes option-pricing model. In computing these PRO FORMA amounts, we used the following assumptions:

                                              RISK-FREE                  DIVIDEND   TERM OF GRANT
                                            INTEREST RATE   VOLATILITY    YIELD      (IN YEARS)     AVERAGE FAIR VALUE
                                            -------------   ----------   --------   -------------   ------------------
GENZYME GENERAL STOCK:
  1999....................................       5.58%          45%         0             5               $20.31
  1998....................................       5.59%          44%         0             4               $12.87
  1997....................................       5.96%          42%         0             4               $12.21
MOLECULAR ONCOLOGY STOCK:
  1999....................................       5.58%          70%         0             5               $ 2.16
  1998....................................       5.59%          70%         0             4               $ 3.92
  1997....................................       5.96%          45%         0             4               $ 2.97
SURGICAL PRODUCTS STOCK:
  1999....................................       5.58%          42%         0             5               $ 2.99
TISSUE REPAIR STOCK:
  1999....................................       5.58%          68%         0             5               $ 1.36
  1998....................................       5.59%          73%         0             4               $ 3.27
  1997....................................       5.96%          70%         0             4               $ 5.66

    For stock options that were granted in 1999 at prices above fair market value, we made the following assumptions:

                                        RISK-FREE                  DIVIDEND   TERM OF GRANT
                                      INTEREST RATE   VOLATILITY    YIELD      (IN YEARS)     AVERAGE FAIR VALUE
                                      -------------   ----------   --------   -------------   ------------------
Genzyme General Stock...............       4.73%          45%         0             5               $15.26
Molecular Oncology Stock............       4.73%          70%         0             5               $ 2.03
Tissue Repair Stock.................       4.73%          68%         0             5               $ 1.05

WARRANTS

    In 1997, we sold warrants to purchase a total of 120,000 shares of Genzyme General Stock for an aggregate purchase price of $1.0 million (Canadian). All of these warrants were cancelled in August 1999 when the Canadian Medical Discoveries Fund exercised its right to require us to repurchase the fund's interest in StressGen/Genzyme LLC.

    In 1992 and 1995, we issued warrants which, if exercised between December 16, 1994 and July 10, 1997, would have entitled the holders to purchase two shares of Genzyme General Stock and .0675 share of Tissue Repair Stock. If the holders had exercised the warrants after July 10, 1997, they would have received two shares of Genzyme General Stock and .0975 share of Tissue Repair Stock. We granted these warrants in exchange for the receipt of options to purchase the callable common stock of Neozyme II Corporation and in connection with our acquisition of IG Laboratories, Inc.

                                     GCS-80

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE L. STOCKHOLDERS' EQUITY (CONTINUED)
    Activity for Genzyme General warrants is summarized below:

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
                                                     ========

    When we acquired PharmaGenics in 1997, we assumed a warrant that expires in 2001. This warrant is exercisable into 9,563 shares of Molecular Oncology Stock at $8.04 per share.

DESIGNATED SHARES

    Designated shares are authorized shares of Molecular Oncology Stock, Surgical Products Stock and Tissue Repair Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds or benefits to the division that the series of stock tracks. Designated shares are not eligible to receive dividends and cannot be voted by Genzyme. We create designated shares when we transfer cash or other assets from Genzyme General to Genzyme Molecular Oncology, Genzyme Surgical Products or Genzyme Tissue Repair or from other interdivision transactions. Our board of directors may issue designated shares:

    - as a stock dividend to the holders of Genzyme General Stock;

    - by selling the shares in a public or private sale and allocating all of the proceeds to Genzyme General; and

    - when convertible securities are converted, the proceeds of which will be allocated to Genzyme General.

DISTRIBUTION OF DESIGNATED SHARES

    We will distribute designated shares of Molecular Oncology Stock, Surgical Products Stock and Tissue Repair Stock each year to holders of Genzyme General Stock if the number of designated shares of a particular series exceeds 10% of the number of shares of that series issued and outstanding as of the following dates:

    - November 30, 2000 for Molecular Oncology Stock;

    - June 30, 2000 for Surgical Products Stock; and

    - May 31, 2000 for Tissue Repair Stock.

                                     GCS-81

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE L. STOCKHOLDERS' EQUITY (CONTINUED)
    We will not distribute designated shares reserved for issuance upon the exercise or conversion of Genzyme General convertible securities and the number of designated shares our board of directors may reserve for sale not later than six months after these dates. Any proceeds from the sale of designated shares will be allocated to Genzyme General.

    Designated share activity is summarized in the following table:

                                            GENZYME        GENZYME      GENZYME
                                           MOLECULAR      SURGICAL       TISSUE
                                            ONCOLOGY      PRODUCTS       REPAIR
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
                                          ============   ===========   ==========

------------------------

(1) Assumes that a public offering of Molecular Oncology Stock does not occur prior to June 18, 2000. If such an offering is completed prior to that date, the number of Genzyme Molecular Oncology designated shares reserved for issuance in connection with this transaction will decrease based on a formula set forth in our charter.

    In October 1999, we adjusted the number of Genzyme Molecular Oncology designated shares reserved in connection with the exchange in August 1998 of 6% debentures convertible into Molecular Oncology Stock into 5% debentures convertible into Genzyme General Stock. We made this adjustment based on the fair market value of Molecular Oncology Stock on October 16, 1999 in accordance with the terms of the exchange established by our board.

                                     GCS-82

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE L. STOCKHOLDERS' EQUITY (CONTINUED)
    In June 1999, we distributed Genzyme Surgical Products designated shares to holders of Genzyme General Stock.

    In November 1998, we distributed Genzyme Molecular Oncology designated shares to holders of Genzyme General Stock.

    Prior to our acquisition of PharmaGenics, we made a credit facility available to fund PharmaGenics' operating costs pending completion of the acquisition. When the acquisition was completed, the $2,450,000 drawn by PharmaGenics under this facility became a liability allocated to Genzyme Molecular Oncology. In September 1998, our board of directors approved the exchange of that credit facility to Genzyme General, plus accrued interest of $246,080, for Genzyme Molecular Oncology designated shares based on the fair market value of the Molecular Oncology Stock. We reclassified the amount of the note and the accrued interest to division equity upon the exchange.

    In July 1997, we distributed Genzyme Tissue Repair designated shares to holders of Genzyme General Stock and reserved approximately 394,000 Genzyme Tissue Repair designated shares for issuance upon the exercise of Genzyme General Stock options and warrants outstanding on the record date.

    We had an option to allocate up to $30.0 million in cash from Genzyme General to Genzyme Tissue Repair, at $10.00 per Genzyme Tissue Repair designated share. In June 1997, our board of directors allocated $10.0 million in cash from Genzyme General to Genzyme Tissue Repair in exchange for 1,000,000 Genzyme Tissue Repair designated shares. This option has expired.

INTERDIVISIONAL FINANCING ARRANGEMENTS

GENZYME MOLECULAR ONCOLOGY

    In 1997, our board of directors made $25.0 million of Genzyme General's cash available to Genzyme Molecular Oncology. This arrangement was subject to dollar-for dollar reduction by the proceeds of outside financing allocated to Genzyme Molecular Oncology. When Genzyme issued $20.0 million in principal of 6% convertible subordinated debentures in August 1997 and allocated the proceeds to Genzyme Molecular Oncology, the amount available under the arrangement was reduced to $5.0 million. In September 1998, Genzyme Molecular Oncology drew the remaining $5.0 million available under this arrangement in exchange for Genzyme Molecular Oncology designated shares.

    In August 1998, our board of directors made an additional $30.0 million of Genzyme General's cash available to Genzyme Molecular Oncology. Under the terms of this arrangement, Genzyme Molecular Oncology may draw down funds as needed each quarter in exchange for Genzyme Molecular Oncology designated shares based on the fair market value of Molecular Oncology Stock (as defined in our charter) at the time of the draw. As of December 31, 1999, Genzyme Molecular Oncology had not yet drawn any funds from this arrangement.

GENZYME TISSUE REPAIR

    In October 1996, our board of directors made $20.0 million of Genzyme General's cash available to Genzyme Tissue Repair in order for Genzyme Tissue Repair to fund its obligations under its joint venture with Diacrin. Under this arrangement, Genzyme Tissue Repair may draw down funds as needed each quarter in exchange for Genzyme Tissue Repair designated shares based on the fair market value of Tissue

                                     GCS-83

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE L. STOCKHOLDERS' EQUITY (CONTINUED)
Repair Stock (as defined in our charter) at the time of the draw. Genzyme Tissue Repair made a $7.0 million draw under this line in 1997.

    In May 1998, our board of directors increased the amount committed under this arrangement from $13.0 million to $50.0 million. Genzyme Tissue Repair made a $5.0 million draw in February 1999. In May 1999, the amount available under this arrangement was reduced by $25.0 million in connection with the reallocation of our ownership interest in Diacrin/Genzyme LLC from Genzyme Tissue Repair to Genzyme General.

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

    GENZYME TRANSGENICS CORPORATION. Note I., "Investments," contains disclosure regarding our relationship with Genzyme Transgenics Corporation.

    JOINT VENTURES. Note I., "Investments," contains disclosure regarding the following joint ventures:

    - RenaGel LLC;

    - BioMarin/Genzyme LLC;

    - Pharming/Genzyme LLC;

    - Diacrin/Genzyme LLC;

    - ATIII LLC; and

    - StressGen/Genzyme LLC.

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

    We have the option to purchase all of the outstanding partnership interests in GDP for approximately $26.0 million in cash, Genzyme General Stock or Surgical Products Stock or a combination of cash and either series of stock, plus future royalty payments on the sale of the Sepra products. We can exercise this option during the 90-day period beginning on August 31, 2000. This option will be accelerated if at any

                                     GCS-84

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE M. RESEARCH AND DEVELOPMENT AGREEMENTS (CONTINUED) time prior to August 31, 2000 GDP receives distributions from GVII of at least $5.5 million. While we had no obligation to fund the research and development activities of GDP, we elected to fund the following amounts:

    1999           1998           1997
------------   ------------   ------------
$        9.0
million.....   $8.4 million   $7.3 million

    We currently intend to provide approximately $6.0 million of funding to GDP for the Sepra programs through 2000, based on the 2000 budget for the programs. Future funding commitments for the Sepra development programs will be evaluated on an annual basis. We believe, however, that additional funds will be required to complete the development, clinical testing and commercialization of GDP's products.

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

                                     GCS-85

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE O. INCOME TAXES (CONTINUED)
    Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

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
                                                           ========     ========

    As a result of uncertainty surrounding our ability to realize certain favorable tax attributes that primarily relate to capital losses from the purchase of in-process research and development, we placed

                                     GCS-86

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE O. INCOME TAXES (CONTINUED)
valuation allowances of $19.0 million in 1999 and $16.7 million in 1998 against otherwise recognizable deferred tax assets.

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

NOTE P. BENEFIT PLANS

    We have a 401(k) plan that covers nearly all of our employees. We also maintain a separate 401(k) plan for the former employees of Deknatel Snowden Pencer, Inc., which we acquired in 1996. These plans permit qualifying employees to make contributions up to a specified percentage of their compensation, and we match a portion of those contributions. We contributed the following amounts to the 401(k) plans:

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

                                     GCS-87

                      GENZYME CORPORATION AND SUBSIDIARIES

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

                                     GCS-88

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE Q. SEGMENT INFORMATION (CONTINUED)

    We have provided information concerning the operations in these reportable segments in the following table:

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Revenues:
  Genzyme General:
    Therapeutics............................................  $488,705   $413,645   $332,712
    Diagnostic Products.....................................    57,971     65,683     66,288
    Other...................................................    86,409     85,846     86,927
    Eliminations/Adjustments(1).............................     2,281      4,145     10,441
                                                              --------   --------   --------
      Total Genzyme General.................................   635,366    569,319    496,368

    Genzyme Molecular Oncology..............................     4,619     19,407        782
    Genzyme Surgical Products...............................   111,981    103,958    100,835
    Genzyme Tissue Repair...................................    20,402     17,117     10,856
    Eliminations/Adjustments(2).............................       (80)      (466)        --
                                                              --------   --------   --------
Total.......................................................  $772,288   $709,335   $608,841
                                                              ========   ========   ========
Depreciation and Amortization Expense:
  Genzyme General:
    Therapeutics............................................  $ 21,068   $ 10,862   $ 10,054
    Diagnostic Products.....................................     1,909      4,715      4,540
    Other...................................................     6,422     11,470      7,410
    Eliminations/Adjustments(1).............................    20,835     10,711     12,818
                                                              --------   --------   --------
      Total Genzyme General.................................    50,234     37,758     34,822

    Genzyme Molecular Oncology..............................    12,057     12,354      5,245
    Genzyme Surgical Products...............................     8,181      8,449      8,220
    Genzyme Tissue Repair...................................     1,186      1,757      2,482
    Eliminations/Adjustments(3).............................    (1,007)    (1,449)       195
                                                              --------   --------   --------
Total.......................................................  $ 70,651   $ 58,869   $ 50,964
                                                              ========   ========   ========
Equity in Net Loss of Unconsolidated Affiliates:
  Genzyme General:
    Therapeutics............................................  $(30,094)  $(12,480)  $ (2,310)
    Diagnostic Products.....................................        --         --         --
    Other...................................................        56       (107)       (71)
    Eliminations/Adjustments(4).............................    (7,385)    (7,152)    (3,401)
                                                              --------   --------   --------
      Total Genzyme General.................................   (37,423)   (19,739)    (5,782)

    Genzyme Molecular Oncology..............................    (1,870)    (1,647)      (258)
    Genzyme Surgical Products...............................       (35)        54        158
    Genzyme Tissue Repair...................................    (3,368)    (7,674)    (6,719)
    Eliminations/adjustments................................        --         --        343
                                                              --------   --------   --------
Total.......................................................  $(42,696)  $(29,006)  $(12,258)
                                                              ========   ========   ========

                                     GCS-89

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE Q. SEGMENT INFORMATION (CONTINUED)

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Income Tax (Expense) Benefits:
  Genzyme General:
    Therapeutics............................................  $(84,859)  $(76,606)  $(61,389)
    Diagnostic Products.....................................    (2,485)   (13,755)    (1,409)
    Other...................................................     2,952      2,134      8,658
    Eliminations/Adjustments(1).............................        (8)     7,853     10,415
                                                              --------   --------   --------
      Genzyme General tax provision.........................   (84,400)   (80,374)   (43,725)

  Genzyme Molecular Oncology................................     2,647      2,647      1,092
  Genzyme Surgical Products.................................        --         --         --
  Genzyme Tissue Repair.....................................        --         --         --
  Eliminations/Adjustments(11)..............................    34,806     37,857     30,533
                                                              --------   --------   --------
Total.......................................................  $(46,947)  $(39,870)  $(12,100)
                                                              ========   ========   ========
Net Income:
  Genzyme General:
    Therapeutics(5).........................................  $133,854   $120,832   $104,527
    Diagnostic Products(6)..................................     3,915     21,694      2,400
    Other(7)................................................    (4,661)    (3,367)   (14,741)
    Eliminations/Adjustments(8).............................     8,969     (6,107)   (15,544)
                                                              --------   --------   --------
      Net income for Genzyme General........................   142,077    133,052     76,642

  Genzyme Molecular Oncology................................   (28,832)   (19,107)   (19,578)
  Genzyme Surgical Products(9)..............................   (48,037)   (49,856)   (29,740)
  Genzyme Tissue Repair.....................................   (30,040)   (40,386)   (45,984)
  Eliminations/Adjustments(10)..............................    35,813     38,864     32,289
                                                              --------   --------   --------
Total.......................................................  $ 70,981   $ 62,567   $ 13,629
                                                              ========   ========   ========

------------------------

(1) Includes primarily amounts related to Genzyme General's corporate research and development and administrative activities that we do not specifically allocate to a particular segment of Genzyme General.

(2) Represents the elimination of inter-divisional revenues.

(3) Consists primarily of a difference in amortization due to $2.9 million of additional goodwill associated with the PharmaGenics acquisition carried at the Genzyme Molecular Oncology as compared to amounts carried at the consolidated level and other adjustments related to our corporate activities that we do not specifically allocate to a particular segment. The difference in the amortization results from the application of our policy to account for income taxes at the divisional level as if each division were a separate taxpayer.

(4) Represents our portion of the net loss of Genzyme Transgenics Corporation, an unconsolidated affiliate, which we do not specifically allocate to a particular segment of Genzyme General.

                                     GCS-90

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE Q. SEGMENT INFORMATION (CONTINUED)
(5) Therapeutics' net income for 1998 includes a $14.8 million charge to write down excess inventory used to make Ceredase-Registered Trademark- enzyme.

(6) Diagnostic Products' net income for 1998 and 1999 includes gains on the sale of product lines of $0.5 million in 1999 and $31.2 million in 1998.

(7) Other net income for 1999 includes a $7.5 million gain on the sale of a product line.

(8) Includes the net income for Genzyme General's corporate administrative and research and development activities which we do not specifically allocate to a particular segment of Genzyme General. Includes a $14.4 million gain upon receipt of a payment associated with the termination of the agreement to acquire Cell Genesys, Inc.

(9) In 1998, Genzyme Surgical Products recorded a $10.4 million charge to cost of goods sold to reduce Sepra products inventory to net realizable value.

(10) Includes income tax benefits that have not been recognized in the tax provisions of any of the divisions. Also includes the elimination of inter-divisional revenues and expenses and a difference in amortization due to $2.9 million of additional goodwill associated with the PharmaGenics acquisition carried at the Genzyme Molecular Oncology as compared to amounts carried at corporate levels. The difference in the amortization results from the application of our policy to account for income taxes at the divisional level as if each division were a separate taxpayer.

(11) Represents income tax benefits that have not been recognized in the tax provisions of any of the divisions.

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1999         1998
                                                              ----------   ----------
                                                              (AMOUNTS IN THOUSANDS)
Segment Assets:
  Genzyme General:
    Therapeutics............................................  $  338,960   $  326,305
    Diagnostic Products.....................................      40,266       49,430
    Other...................................................      83,088       94,930
    Eliminations/Adjustments................................     937,269      939,726
                                                              ----------   ----------
      Total Genzyme General.................................   1,399,583    1,410,391

  Genzyme Molecular Oncology................................       9,692       35,952
  Genzyme Surgical Products.................................     370,924      277,578
  Genzyme Tissue Repair.....................................      19,648       18,954
  Eliminations/Adjustments..................................     (12,565)     (52,321)
                                                              ----------   ----------
Total.......................................................  $1,787,282   $1,690,554
                                                              ==========   ==========

                                     GCS-91

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE Q. SEGMENT INFORMATION (CONTINUED)
    Segment assets for Genzyme include accounts receivable, inventory, and certain fixed and intangible assets. Eliminations/Adjustments for Genzyme General consists of the differences between the total assets for Genzyme General's segments and the total combined assets for Genzyme General as follows:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1999         1998
                                                              ----------   ----------
                                                              (AMOUNTS IN THOUSANDS)
Cash, cash equivalents, and short- and long-term
  investments...............................................   $513,905     $575,729
Deferred tax assets-current.................................     41,195       39,725
Intangibles, net............................................     33,871       40,079
Property, plant and equipment, net..........................    172,165      133,995
Investment in equity securities.............................     94,719       51,977
Deferred tax assets-noncurrent..............................     18,631       24,277
Other.......................................................     50,218       21,623
                                                               --------     --------
  Total Eliminations/Adjustments............................   $924,704     $887,405
                                                               ========     ========

    We operate in the healthcare industry, and we manufacture and market our products primarily in the United States and Europe. Our principal manufacturing facilities are located in the United States, the United Kingdom, Switzerland and Germany. We purchase products from our English and Swiss subsidiaries for sale to customers in the United States. We set transfer prices from our foreign subsidiaries to allow us to produce profit margins commensurate with our sales and marketing effort. Our Dutch subsidiary is our primary distributor of therapeutic products in Europe.

    No subsidiary in any individual foreign country has revenue from external customers in excess of 10% of our total revenue. The following table contains certain financial information by geographic area:

                                                                        DECEMBER 31,
                                                              --------------------------------
                                                                1999        1998        1997
                                                              --------   ----------   --------
                                                                   (AMOUNTS IN THOUSANDS)
Revenues:
  U.S.......................................................  $512,304   $  485,864   $446,991
  Europe....................................................   184,169      171,302    158,121
  Other.....................................................    75,815       52,169      3,729
                                                              --------   ----------   --------
    Total...................................................  $772,288   $  709,335   $608,841
                                                              ========   ==========   ========

Long-lived assets:
  U.S.......................................................  $732,771   $  970,898   $755,040
  Other.....................................................    52,540       57,247     54,349
                                                              --------   ----------   --------
    Total...................................................  $785,311   $1,028,145   $809,389
                                                              ========   ==========   ========

    Our results of operations are highly dependent on sales of Ceredase-Registered Trademark- and Cerezyme-Registered Trademark- enzymes. Sales of these products represented 70% of product revenue in 1999, 67% of product revenue in 1998, and 63% of product revenue in 1997. We sell these products directly to physicians, hospitals and treatment centers as well as through unaffiliated distributors. Sales to one distributor represented 20% of Ceredase-Registered Trademark- and Cerezyme-Registered Trademark- enzyme revenues in 1999, 19% of these revenues in 1998, and 18% of these revenues in 1997. We believe that our credit risk associated with trade receivables is mitigated as a result of the fact that we

                                     GCS-92

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE Q. SEGMENT INFORMATION (CONTINUED)
sell these products to a large number of customers in a number of different industries and over a broad geographic area.

NOTE R. QUARTERLY RESULTS (UNAUDITED)


                                                                    2ND
                                                   1ST QUARTER    QUARTER    3RD QUARTER   4TH QUARTER
                                                      1999         1999         1999          1999
                                                   -----------   ---------   -----------   -----------
                                                      (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Net revenue......................................    $183,744    $186,684      $191,415      $210,445
Gross profit.....................................     126,526     128,683       133,404       142,536
Net income.......................................      16,057       6,291        13,778        34,855
Income per share:
  Allocated to Genzyme General Stock (Revised--
    Note A):
    Basic........................................    $   0.40    $   0.28      $   0.46      $   0.66
    Diluted......................................    $   0.38    $   0.28      $   0.43      $   0.62

  Allocated to Molecular Oncology Stock:
    Basic and diluted............................    $  (0.56)   $  (0.64)     $  (0.60)     $  (0.46)

  Allocated to Surgical Products Stock (Revised--
    Note A):
    Basic and diluted............................         N/A    $  (0.06)     $  (0.74)     $  (0.59)

  Allocated to Tissue Repair Stock:
    Basic and diluted............................    $  (0.44)   $  (0.37)     $  (0.25)     $  (0.22)



                                                  1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                                     1998          1998          1998          1998
                                                  -----------   -----------   -----------   -----------
                                                      (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Net revenue.....................................    $160,551      $174,874      $173,394      $200,516
Gross profit....................................      99,434       111,436        87,142       130,802
Net income......................................       7,784        13,096        14,967        26,720
Income per share:
  Allocated to Genzyme General Stock (Revised--
    Note A):
    Basic.......................................    $   0.32      $   0.40      $   0.41      $   0.40
    Diluted.....................................    $   0.31      $   0.39      $   0.39      $   0.39

  Allocated to Molecular Oncology Stock:
    Basic.......................................    $  (1.66)     $  (1.90)     $  (2.06)     $   0.36
    Diluted.....................................    $  (1.66)     $  (1.90)     $  (2.06)     $   0.22

  Allocated to Tissue Repair Stock:
    Basic and diluted...........................    $  (0.57)     $  (0.52)     $  (0.47)     $  (0.44)


                                     GCS-93

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE S. SUBSEQUENT EVENTS

GENZYME TRANSGENICS CORPORATION

    In February 2000, we recorded a gain of $20.3 million relating to a public offering of 3.5 million common shares by our unconsolidated affiliate, Genzyme Transgenics Corporation ("GTC"). The public offering resulted in net proceeds to GTC of $75.2 million (after the exercise of the underwriters' overallotment option). As a result of the issuance of additional shares by GTC, our ownership interest in GTC decreased from 33% to 28%.

ACQUISITION OF BIOMATRIX, INC. AND FORMATION OF GENZYME BIOSURGERY

    In March 2000, we entered into an agreement to acquire Biomatrix, Inc. Upon the effectiveness of our Registration Statement on Form S-4 and completion of the merger, we will form a new operating division called Genzyme Biosurgery and create a new series of common stock that is intended to reflect its value and track its performance. We refer to this stock as "Biosurgery Stock." In connection with the merger, and upon Genzyme shareholder approval, the assets and liabilities allocated to Genzyme Surgical Products and Genzyme Tissue Repair will be re-allocated to Genzyme Biosurgery and shares of Surgical Products Stock and Tissue Repair Stock will be exchanged for Biosurgery Stock. We will account for the acquisition of Biomatrix as a purchase.

    Biomatrix stockholders will receive $37.00 in cash, one share of Biosurgery Stock or a combination of cash and stock for each share of Biomatrix common stock they hold. The merger agreement provides that we will pay cash for up to 28.38% of the outstanding shares of Biomatrix common stock that receive merger consideration, or up to approximately $245.0 million.

    Holders of Surgical Products Stock will receive 0.6060 share of Biosurgery Stock in exchange for each share of Surgical Products Stock they hold and holders of Tissue Repair Stock will receive 0.3352 share of Biosurgery Stock in exchange for each share of Tissue Repair Stock they hold.

REGISTRATION STATEMENT

    In March 2000, we filed a prospectus with the SEC covering the offering of 3,000,000 shares of Molecular Oncology Stock (plus 450,000 shares issuable upon exercise of the underwriters' over-allotment option). The proceeds of the offering were to be used by Genzyme Molecular Oncology to fund research, pre-clinical and clinical development programs, to repay existing indebtedness, and for working capital and general corporate purposes.

                                     GCS-94

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF GENZYME CORPORATION:


    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Genzyme Corporation and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



    The consolidated financial statements for each of the three years in the period ended December 31, 1999 have been revised, as described in Note A.


/s/ PRICEWATERHOUSECOOPERS LLP


Boston, Massachusetts
February 23, 2000, except for the information in Note A, as to which the date is October 11, 2000


                                     GCS-95

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

                                     GCS-96