Form 10-K/A, Exhibit 13
period 1999-12-31
GENZYME CORP
filed 2000-10-17
CIK 732485

                                                                    EXHIBIT 13.2

                              FINANCIAL STATEMENTS


                                                              PAGE NO.
                                                              --------
                      GENZYME GENERAL
             A DIVISION OF GENZYME CORPORATION

  Combined Selected Financial Data..........................    GG-2

  Management's Discussion and Analysis of Genzyme General's
    Financial Condition and Results of Operations...........    GG-5

  Combined Statements of Operations--For the Years Ended
    December 31, 1999, 1998 and 1997........................   GG-18

  Combined Balance Sheets--December 31, 1999 and 1998.......   GG-19

  Combined Statements of Cash Flows--For the Years Ended
    December 31, 1999, 1998 and 1997........................   GG-20

  Notes to Combined Financial Statements....................   GG-22

  Report of Independent Accountants.........................   GG-45

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION
                        COMBINED SELECTED FINANCIAL DATA

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

    A series of our common stock, Genzyme General Division Common Stock (which we refer to as "Genzyme General Stock") is designed to reflect the value and track the performance of this division. Genzyme General Stock is common stock of Genzyme Corporation, not of Genzyme General; Genzyme General is a division, not a company or legal entity, and therefore does not and cannot issue stock. The chief mechanisms intended to cause Genzyme General Stock to "track" the financial performance of Genzyme General are provisions in our charter governing dividends and distributions. Under these provisions, our charter factors the assets and liabilities and income or losses attributable to Genzyme General into the determination of the amount available to pay dividends on Genzyme General Stock.

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

    Because the earnings allocated to Genzyme General Stock are based on the income or losses attributable to Genzyme General, we include financial statements and management's discussion and analysis of Genzyme General to aid investors in evaluating its performance.


    The following combined selected financial data reflect the results of operations and financial position of the operations and assets we have allocated to Genzyme General and should be read in conjunction with the financial statements of Genzyme General and accompanying notes.



    On June 28, 1999, we created of Genzyme Surgical Products as a separate division of Genzyme, distributed Surgical Products Stock, and modified the way that we allocate income and losses to our series of stock. These combined selected financial data reflect the results and financial position of the operations and assets we have allocated to Genzyme General as if the operations of Genzyme Surgical Products had been accounted for as a separate division for all periods presented. Although the results of Genzyme General for all periods presented no longer include the results of Genzyme Surgical Products, this does not impact the historical allocation of Genzyme's earnings among its series of common stock. Through June 27, 1999, the losses of Genzyme Surgical Products were allocated to Genzyme General Stock. From June 28, 1999, the losses of Genzyme Surgical Products were no longer included in the determination of income allocated to Genzyme General Stock. Subsequent to the creation of Genzyme Surgical Products, pursuant to the Company's management and accounting policies, tax benefits generated by Genzyme Surgical Products continued to be allocated to Genzyme General Stock.



    The greater segregation of assets, liabilities and earnings or losses resulting from the creation of Genzyme Surgical Products is a trend that we do not expect to continue. We plan to combine Genzyme Surgical Products and Genzyme Tissue Repair into Genzyme Biosurgery upon the completion of the Biomatrix acquisition, reducing the segregation of assets among our divisions and reducing the series of common stock outstanding. As market or competitive conditions warrant, we may create new series of

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION
                  COMBINED SELECTED FINANCIAL DATA (CONTINUED)


tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so.


COMBINED STATEMENTS OF OPERATIONS DATA

                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                ----------------------------------------------------
                                                  1999       1998       1997       1996       1995
                                                --------   --------   --------   --------   --------
                                                               (AMOUNTS IN THOUSANDS)
Revenues:
  Net product sales...........................  $571,531   $509,727   $429,092   $373,769   $304,365
  Net service sales...........................    57,223     55,445     55,835     61,638     47,230
  Revenues from research and development
    contracts:
    Related parties...........................     1,516      3,568      8,041     23,011     26,758
    Other.....................................     5,096        579      3,400      2,310        202
                                                --------   --------   --------   --------   --------
      Total revenues..........................   635,366    569,319    496,368    460,728    378,555
Operating costs and expenses:
  Cost of products sold(1)....................   115,125    138,802    146,226    123,276    113,231
  Cost of services sold.......................    35,637     34,240     35,451     42,889     31,137
  Selling, general and administrative.........   149,427    126,172    118,616    107,219     94,944
  Research and development (including research
    and development related to contracts).....    97,746     73,139     62,905     62,276     51,936
  Amortization of intangibles.................     8,106      7,610      6,887      5,865      4,647
  Purchase of in-process research and
    development(2)............................     5,436         --         --    106,469     14,216
  Other.......................................        --         --         --      1,000         --
                                                --------   --------   --------   --------   --------
    Total operating costs and expenses........   411,477    379,963    370,085    448,994    310,111
                                                --------   --------   --------   --------   --------
Operating income..............................   223,889    189,356    126,283     11,734     68,444
Other income (expenses):
  Equity in net loss of unconsolidated
    affiliates................................   (37,423)   (19,739)    (5,782)    (3,656)    (1,809)
  Gain on affiliate sale of stock(3)..........     6,683      2,369         --      1,013         --
  Gain on sale of investment in equity
    securities................................     1,963      3,391         --      1,711         --
  Minority interest...........................     3,674      4,285         --         --      1,608
  Gain on sale of product line(4).............     8,018     31,202         --         --         --
  Charge for impaired investments.............    (5,712)    (3,397)        --         --         --
  Other(5)....................................    14,389         --     (2,000)        --         --
  Investment income...........................    30,881     22,953      9,940     13,825      7,428
  Interest expense............................   (19,885)   (16,994)    (8,074)    (6,784)    (1,069)
                                                --------   --------   --------   --------   --------
    Total other income (expenses).............     2,588     24,070     (5,916)     6,109      6,158
                                                --------   --------   --------   --------   --------
  Income before income taxes..................   226,477    213,426    120,367     17,843     74,602
  Provision for income taxes..................   (84,400)   (80,374)   (43,725)   (28,530)   (34,234)
                                                --------   --------   --------   --------   --------
  Division net income (loss)..................  $142,077   $133,052   $ 76,642   $(10,687)  $ 40,368
                                                ========   ========   ========   ========   ========

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION
                  COMBINED SELECTED FINANCIAL DATA (CONTINUED)

COMBINED BALANCE SHEET DATA

                                                               DECEMBER 31,
                                         --------------------------------------------------------
                                            1999         1998        1997       1996       1995
                                         ----------   ----------   --------   --------   --------
                                                          (AMOUNTS IN THOUSANDS)
Cash and investments...................  $  513,905   $  556,097   $192,222   $169,543   $278,663
Working capital........................     487,561      381,685    273,697    340,817    307,918
Total assets...........................   1,399,583    1,410,391    960,490    975,910    854,411
Long-term debt and convertible
  debt(6)..............................     272,622      274,646    117,978    223,846    124,473
Division equity........................   1,007,614      939,967    745,895    645,185    659,106

------------------------

(1) Cost of products sold for 1997 includes a $18.1 million charge in connection with the discontinuance of our melatonin, bulk pharmaceuticals and fine chemicals product lines. Cost of products sold for 1998 includes a $14.8 million charge to write-down excess Ceredase-Registered Trademark-enzyme inventory.

(2) Charges for the purchase of in-process research and development were incurred in connection with the following acquisitions:

    - 1995-$14.2 million from the acquisition of a minority interest in IG Laboratories, Inc.

    - 1996-$106.4 million from the acquisition of Neozyme II Corporation

    - 1999-$5.4 million from the acquisition of Peptimmune, Inc.

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

(6) Long-term debt and convertible debt consists primarily of $200.0 million and $100.0 million outstanding under a revolving credit facility in 1996 and 1997, respectively. Long-term debt and convertible debt in 1998 and 1999 consists primarily of $250.0 million in principal of 5 1/4% convertible subordinated notes due June 2005.

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

    We prepare the financial statements of Genzyme General in accordance with generally accepted accounting principles. We present financial information and accounting policies specific to Genzyme General in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read the consolidated financial statements in conjunction with the financial statements of Genzyme General. Note A., "Summary of Significant Accounting Policies," to our accompanying consolidated financial statements contains our accounting policies.

    Genzyme General Division Common Stock, which we refer to as "Genzyme General Stock," is a series of our common stock that is designed to reflect the value and track the performance of Genzyme General. The chief mechanisms intended to cause Genzyme General Stock to "track" the financial performance of Genzyme General are provisions in our charter governing dividends and distributions. Under these provisions, our charter factors the assets and liabilities and income or losses attributable to Genzyme General into the determination of the amount available to pay dividends on Genzyme General Stock.

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

    Because the earnings allocated to Genzyme General Stock are based on the income or losses attributable to Genzyme General, we include financial statements and management's discussion and analysis of Genzyme General to aid investors in evaluating its performance.

    While Genzyme General Stock is designed to reflect Genzyme General's performance, it is common stock of Genzyme Corporation and not Genzyme General; Genzyme General is a division, not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of Genzyme General Stock have no specific rights to assets allocated to Genzyme General. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme General and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of Genzyme General Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of Genzyme

General Stock and other tracking stockholders would only have the rights of common stockholders in the combined assets of Genzyme.

    Our charter requires us to manage and account for transactions between Genzyme General and our other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our divisional management and accounting policies, which appear in Exhibit 99.1 to this Annual Report on Form 10-K. Our charter requires that all assets and liabilities of Genzyme be allocated among the divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitudes and extent of allocations to each series of common stock without shareholder approval.


    In June 1999, we established Genzyme Surgical Products as a separate division of Genzyme. Genzyme General transferred $150.0 million in cash, cash equivalents and investments, and certain other assets, to Genzyme Surgical Products in connection with the creation of Genzyme Surgical Products as a separate division of Genzyme. The business of Genzyme Surgical Products previously operated as a business unit of Genzyme General. These financial statements reflect the financial position, results of operations and cash flows allocated to Genzyme General as if the operations of Genzyme Surgical Products had been separately accounted for as its own division of the corporation for all periods presented. By excluding Genzyme Surgical Products' results of operations, and therefore its operating losses, from Genzyme General's results, the net income of Genzyme General has increased for all periods presented. Genzyme General's tax provision also increased because the tax benefits associated with Genzyme Surgical Products losses are not reflected in Genzyme General's tax provision. Although such benefits are allocated to Genzyme General Stock in the determination of Genzyme's earnings allocations, those benefits do not enter into the determination of Genzyme General's tax provision under generally accepted accounting principles. The impact on Genzyme General's net income of the exclusion of Genzyme Surgical Products' results of operations is as follows (in thousands):



                                                                1999       1998       1997
                                                              --------   --------   --------
Genzyme Surgical Products net loss..........................  $48,037    $49,856    $29,740
Tax benefit.................................................  (16,128)   (17,936)   (10,112)
                                                              -------    -------    -------
Increase in Genzyme General's net income....................  $31,909    $31,920    $19,628
                                                              =======    =======    =======



    These increases represented 22%, 24% and 26% of Genzyme General's net income for 1999, 1998 and 1997, respectively.



    The greater segregation of assets, liabilities and earnings or losses resulting from the creation of Genzyme Surgical Products is a trend that we do not expect to continue. We plan to combine Genzyme Surgical Products and Genzyme Tissue Repair into Genzyme Biosurgery upon the completion of the Biomatrix acquisition, reducing the segregation of assets among our divisions and reducing the series of common stock outstanding. At this time, we have no plans to create new series of tracking stock or to change our earnings allocation methodology.



    We present earnings per share and earnings allocation data for Genzyme General Stock in our consolidated financial statements. We present financial information and accounting policies specific to Genzyme General in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should, therefore, read this discussion and analysis of Genzyme General's financial position and results of operations in conjunction with the financial statements and related notes of Genzyme General, the discussion and analysis of Genzyme's financial position and results of operations, and the consolidated financial statements and related notes of Genzyme, all of which are included in this annual report.

RESULTS OF OPERATIONS

    The following discussion summarizes the key factors our management believes are necessary for an understanding of Genzyme General's financial statements.

    The components of Genzyme General's combined statements of operations are described in the following table:

                                                                               99/98        98/97
                                                                             INCREASE/    INCREASE/
                                                                             (DECREASE)   (DECREASE)
                                              1999       1998       1997      % CHANGE     % CHANGE
                                            --------   --------   --------   ----------   ----------
                                                 (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Total revenues............................  $635,366   $569,319   $496,368        12%          15%

Cost of products and services sold........   150,762    173,042    181,677       (13)%         (5)%
Selling, general and administrative.......   149,427    126,172    118,616        18%           6%
Research and development (including
  research and development related to
  contracts)..............................    97,746     73,139     62,905        34%          16%
Amortization of intangibles...............     8,106      7,610      6,887         7%          10%
Purchase of in-process research and
  development.............................     5,436         --         --       100%         N/A
                                            --------   --------   --------
    Total operating costs and expenses....   411,477    379,963    370,085         8%           3%
                                            --------   --------   --------

Operating income..........................   223,889    189,356    126,283        18%          50%
Other income (expenses), net..............     2,588     24,070     (5,916)      (89)%        507%
                                            --------   --------   --------

Income before income taxes................   226,477    213,426    120,367         6%          77%
Provision for income taxes................   (84,400)   (80,374)   (43,725)        5%          84%
                                            --------   --------   --------

Division net income.......................  $142,077   $133,052   $ 76,642         7%          74%
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

                                                                               99/98        98/97
                                                                             INCREASE/    INCREASE/
                                                                             (DECREASE)   (DECREASE)
                                              1999       1998       1997      % CHANGE     % CHANGE
                                            --------   --------   --------   ----------   ----------
                                                 (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
International product and service
  revenue.................................  $273,851   $248,363   $217,777       10%          14%
% of total product and service revenue....        44%        44%        45%

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

    - a $3.0 million increase to the reserve for doubtful accounts in Genzyme General's genetic testing business as a result of a comprehensive review of contract receivables and self-pay receivables during 1999;

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

    - increased spending on Genzyme General's cell and gene therapy programs.

    In the fourth quarter of 1998, Genzyme General began amortizing a milestone payment that it made to GelTex Pharmaceuticals, Inc. upon FDA approval of Renagel-Registered Trademark- capsules. As a result, amortization of intangibles increased slightly during 1999 as compared to 1998.

    In 1999, we acquired Peptimmune, Inc., a privately-held company whose lead development program was a preclincal research stage program focused on a treatment for pemphigus vulgaris, a rare genetic disease. Because the technology acquired had narrow utility and no application to our ongoing programs, we considered it to have no alternative future use. As a result, we allocated
$5.4 million of the purchase price to in-process technology. We recorded this amount as a one-time charge to operations in 1999. We will record our expenses related to the development of the acquired technology as research and development expense until the time at which it reaches technological feasibility. Given the inherent risk in developing early-stage biotechnology products, we may never demonstrate the feasibility of that technology. See "--Factors Affecting Future Operating Results" below. In addition, given the history of consolidation in the biotechnology industry, we expect that we will complete additional acquisitions in the future. Some of these acquisitions will result in a further investment by us in in-process technology.

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

GAIN ON AFFILIATE SALE OF STOCK

    Genzyme Transgenics Corporation ("GTC"), an unconsolidated affiliate, periodically issues additional shares of its common stock. As described in Note A. to our consolidated financial statements, it is our policy to record gains on the issuance of stock by our subsidiaries and affiliates. Accordingly, we recorded a $6.7 million gain in 1999 and a $2.4 million gain in 1998. The issuance of additional shares by GTC in 1999 reduced our ownership interest in GTC from 40% to 33%. The issuance of additional shares by GTC in 1998 reduced our ownership interest in GTC from 43% to 40%.

MINORITY INTEREST

    In 1998, we formed ATIII LLC, a joint venture with GTC for the development and commercialization of transgenic recombinant human antithrombin III. We are funding 70% of the first $33.0 million in development costs, excluding facility costs, under this program and 50% of all development costs thereafter. We will pay 50% of all new facility costs to be incurred by ATIII LLC. All profits of ATIII LLC will be split equally; losses are allocated based on the amount of funding provided by each venturer. Because Genzyme General's combined direct and indirect interest in ATIII LLC is in excess of 50%, it consolidates the results of ATIII LLC and records GTC's portion of the ATIII LLC's losses as minority interest. ATIII LLC had losses of $12.2 million in 1999, of which GTC's portion was $3.7 million. In 1998, ATIII LLC has losses of $12.0 million, of which GTC's portion was $4.3 million.

GAIN ON SALE OF INVESTMENTS IN EQUITY SECURITIES

    Genzyme General recorded gains of $2.0 million in January 1999 and $3.4 million in December 1998 upon the sales of shares of Techne Corporation common stock that it received when it sold its research products business to Techne Corporation.

GAIN ON SALE OF PRODUCT LINE

    In July 1999, Genzyme General recorded a gain of $0.5 million in connection with the sale of its immunochemistry product lines to an operating unit of Sybron Laboratory Products Corporation.

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

CHARGE FOR IMPAIRED INVESTMENTS

    Genzyme General recorded a $5.7 million charge in 1999 in connection with its investments in the common stock of Pharming Group N.V. and IntegraMed America, Inc., and a $3.4 million charge in 1998 in connection with its investment in the common stock of Celtrix Pharmaceuticals, Inc. because we considered the decline in the value of those investments to be other than temporary.

    In connection with these assessments, we concluded that substantial evidence existed that the value of the investments would recover to at least its cost. This included continued positive progress in the issuers' scientific programs, ongoing activity in Genzyme General's collaborations with the issuer, and a lack of any substantial company-specific adverse events causing the declines in value. However, given the significance and duration of the declines as of the end of the applicable quarter, we concluded that it was unclear over what period such price recoveries would take place and that, accordingly, the positive evidence suggesting that the investments would recover to at least Genzyme General's purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of these investments.

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

    In 1999, $59.2 million in cash proceeds were allocated to Genzyme General from the exercise of options to purchase shares of Genzyme General Stock and shares of Genzyme General Stock issued under our employee stock plans. Genzyme General's financing activities used the following cash during 1999:

    - $85.0 million to repay short-term debt and capital lease obligations; and

    - $49.4 million paid to Genzyme Surgical Products in connection with the creation of Genzyme Surgical Products as a separate division of Genzyme.

    - $30.0 million paid to Genzyme Tissue Repair for the transfer of the interest in Diacrin/Genzyme LLC and a draw by Genzyme Tissue Repair under an interdivisional financing arrangement.

    In 1998, our board of directors made $30.0 million of Genzyme General's cash available to Genzyme Molecular Oncology. Under the terms of this interdivisional financing arrangement, Genzyme Molecular Oncology may draw down funds as needed each quarter in exchange for Genzyme Molecular Oncology designated shares. Genzyme Molecular Oncology designated shares are shares of Molecular Oncology Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Molecular Oncology. Genzyme Molecular Oncology has not yet drawn any funds under this arrangement.

    In 1998, our board of directors also made $50.0 million of Genzyme General's cash available to Genzyme Tissue Repair. Under the terms of this interdivisional financing arrangement, Genzyme Tissue Repair may draw down funds as needed each quarter in exchange for Genzyme Tissue Repair designated shares. Genzyme Tissue Repair designated shares are shares of Tissue Repair Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Tissue Repair. In February 1999, Genzyme Tissue Repair made a $5.0 million draw under this arrangement in exchange for 1,633,399 Genzyme Tissue Repair designated shares. In May 1999, the amount available under this interdivisional financing arrangement was reduced by $25.0 million in connection with the reallocation of our ownership interest in Diacrin/Genzyme LLC from Genzyme Tissue Repair to Genzyme General.

    In June 1999, Genzyme General transferred $150.0 million in cash, cash equivalents and investments to Genzyme Surgical Products in connection with the creation of Genzyme Surgical Products as a separate division of Genzyme. In exchange for this transfer, approximately 14.8 million shares of Surgical Products Stock were issued and distributed as a dividend to holders of Genzyme General Stock.

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

    Genzyme General's cash reserves will be further reduced to pay principal and interest on the following debt:

    - $21.2 million in principal under our 5% convertible subordinated debentures due August 2003, which are convertible into Genzyme General Stock; and

    - $250.0 million in principal under our 5 1/4% convertible subordinated notes due June 2005, which are convertible into Genzyme General Stock.

    If Genzyme General uses cash to pay or redeem this debt, including the interest due on it, its cash reserves will be diminished. In addition, Genzyme General's cash resources will be reduced to the extent that the liabilities allocated to Genzyme Molecular Oncology, Genzyme Surgical Products or Genzyme Tissue Repair affect our consolidated results of operations.

    To satisfy these and other commitments, Genzyme may have to obtain additional financing for Genzyme General. We cannot guarantee that we will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on favorable terms.

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

    Because Genzyme General's business is highly dependent on Cerezyme-Registered Trademark- enzyme, a reduction in revenue from sales of this product would have an adverse effect on its operations and may cause the value of Genzyme General Stock to decline substantially. Revenues from Cerezyme-Registered Trademark- enzyme would be impacted negatively if competitors develop alternative treatments for Gaucher disease and these alternative products gained commercial acceptance. Some companies have initiated efforts to develop competitive products, and other companies may do so in the future. Cerezyme-Registered Trademark- enzyme has orphan drug status, providing it with market exclusivity in the U.S. until May 2001. We also have patents protecting its manufacturing method until 2010 and its composition until 2013. We cannot predict the effect that the expiration of orphan drug status and market exclusivity will have on sales of Cerezyme-Registered Trademark- enzyme after May 2001.

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

OUR OPTION TO PURCHASE LIMITED PARTNERSHIP INTERESTS COULD DILUTE THE RIGHTS OF HOLDERS OF GENZYME GENERAL STOCK.

    We organized Genzyme Development Partners, L.P., a special purpose research and development entity, in 1989 and transferred to it technology and commercial rights to our hyaluronic acid-based products designed to prevent the occurrence and severity of post-operative adhesions. These products, which we refer to as the Sepra products, are now allocated to Genzyme Surgical Products. We have an option to purchase the limited partnership interests in the partnership. If this option is exercised, we may have to issue shares of Genzyme General Stock or make substantial cash payments or both. If we make payments in Genzyme General Stock, the rights of holders of Genzyme General Stock could be diluted and the market price of that stock may fall. If we make cash payments, our cash resources would diminish.

SUBSEQUENT EVENT

    In February 2000, Genzyme General recorded a gain of $20.3 million relating to a public offering of 3.5 million common shares by our unconsolidated affiliate, GTC. The public offering resulted in net proceeds to GTC of $75.2 million (after the exercise of the underwriters' overallotment option). As a result of the issuance of the additional shares by GTC, Genzyme General's ownership interest in GTC decreased from 33% to 28%.

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION
                       COMBINED STATEMENTS OF OPERATIONS

                                                                   FOR THE YEARS ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Revenues:
  Net product sales.........................................  $571,531   $509,727   $429,092
  Net service sales.........................................    57,223     55,445     55,835
  Revenue from research and development contracts:
    Related parties.........................................     1,516      3,568      8,041
    Other...................................................     5,096        579      3,400
                                                              --------   --------   --------
      Total revenues........................................   635,366    569,319    496,368
Operating costs and expenses:
  Cost of products sold.....................................   115,125    138,802    146,226
  Cost of services sold.....................................    35,637     34,240     35,451
  Selling, general and administrative.......................   149,427    126,172    118,616
  Research and development (including research and
    development relating to contracts)......................    97,746     73,139     62,905
  Amortization of intangibles...............................     8,106      7,610      6,887
  Purchase of in-process research and development...........     5,436         --         --
                                                              --------   --------   --------
    Total operating costs and expenses......................   411,477    379,963    370,085
                                                              --------   --------   --------
Operating income............................................   223,889    189,356    126,283
Other income (expenses):
  Equity in net loss of unconsolidated affiliates...........   (37,423)   (19,739)    (5,782)
  Gain on affiliate sale of stock...........................     6,683      2,369         --
  Gain on sale of investments in equity securities..........     1,963      3,391         --
  Minority interest.........................................     3,674      4,285         --
  Gain on sale of product line..............................     8,018     31,202         --
  Charge for impaired investments...........................    (5,712)    (3,397)        --
  Other.....................................................    14,389         --     (2,000)
  Investment income.........................................    30,881     22,953      9,940
  Interest expense..........................................   (19,885)   (16,994)    (8,074)
                                                              --------   --------   --------
      Total other income (expenses).........................     2,588     24,070     (5,916)
                                                              --------   --------   --------
Income before income taxes..................................   226,477    213,426    120,367
Provision for income taxes..................................   (84,400)   (80,374)   (43,725)
                                                              --------   --------   --------
Division net income.........................................  $142,077   $133,052   $ 76,642
                                                              ========   ========   ========

Comprehensive income, net of tax:
Division net income.........................................  $142,077   $133,052   $ 76,642
Other comprehensive income (loss), net of tax:
  Foreign currency translation adjustments..................   (14,883)     7,681    (11,704)
  Unrealized gains (losses) on securities:
    Unrealized gains (losses) arising during the period.....    26,785     (6,059)       833
    Reclassification adjustment for losses included in
     division net income....................................     2,092      2,100         --
                                                              --------   --------   --------
    Unrealized gains (losses) on securities, net............    28,877     (3,959)       833
                                                              --------   --------   --------
  Other comprehensive income (loss).........................    13,994      3,722    (10,871)
                                                              --------   --------   --------
Comprehensive income........................................  $156,071   $136,774   $ 65,771
                                                              ========   ========   ========

    The accompanying notes are an integral part of these combined financial statements.

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION
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

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                     FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                   (AMOUNTS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Division net income.........................................  $ 142,077   $ 133,052   $  76,642
Reconciliation of division net income to net cash provided
  by operating activities:
  Depreciation and amortization.............................     50,234      37,758      34,822
  Loss on disposal of fixed assets..........................        971         108       1,234
  Non-cash compensation expense.............................         58       8,519       2,881
  Equity in loss of unconsolidated affiliates...............     37,423      19,739       5,440
  Accrued interest/amortization of marketable securities....     (1,647)     (7,242)       (571)
  Provision for bad debts and inventory.....................     14,194       8,113      13,440
  Accretion of debt conversion feature......................         --         705          --
  Gain on affiliate sale of stock...........................     (6,683)     (2,369)         --
  Minority interest in net loss of subsidiary...............     (3,674)     (4,285)         --
  Gain on sale of product line..............................     (8,018)    (31,202)         --
  Gain on sale of investments in equity securities..........     (1,963)     (3,391)         --
  Charge for impaired investments...........................      5,712       3,397          --
  Deferred income tax benefit...............................     (3,414)     (3,022)     (3,969)
  Charge for in-process research and development............      5,436          --          --
  Other.....................................................        556          26         528
  Increase (decrease) in cash from working capital:
    Accounts receivable.....................................    (18,459)    (36,437)    (13,669)
    Inventories.............................................     (3,435)     27,928     (31,676)
    Prepaid expenses and other assets.......................      9,925     (10,785)     (9,033)
    Due from Genzyme Molecular Oncology.....................        980        (553)     (2,011)
    Due from Genzyme Surgical Products......................     (6,406)         --          --
    Due from Genzyme Tissue Repair..........................       (135)        665         391
    Accounts payable, accrued expenses, income taxes payable
      and deferred revenue..................................     71,026      52,275      21,192
                                                              ---------   ---------   ---------
        Net cash provided by operating activities...........    284,758     192,999      95,641

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of investments....................................   (494,016)   (439,431)   (131,197)
Sales and maturities of investments.........................    400,630     118,871      80,867
Proceeds from sale of investments in equity securities......     11,090       9,564          --
Acquisitions of property, plant and equipment...............    (52,910)    (53,312)    (25,344)
Sales of property, plant and equipment......................         --       1,795          --
Proceeds from sale of product line..........................      5,000      24,760          --
Acquisitions, net of acquired cash and assumed
  liabilities...............................................     (6,500)     (9,949)         --
Purchase of technology rights...............................    (10,000)    (15,100)         --
Purchase of equity investments..............................    (13,700)    (25,783)     (6,449)
Investments in unconsolidated affiliates....................    (43,027)    (14,811)         --
Loans to affiliates.........................................         --      (1,000)     (4,601)
Proceeds from notes receivable..............................      8,360          --          --
Repayment of loans by affiliates............................         --       3,019          --
Other.......................................................      2,388      (4,431)       (134)
                                                              ---------   ---------   ---------
        Net cash used in investing activities...............   (192,685)   (405,808)    (86,858)

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

                 COMBINED STATEMENTS OF CASH FLOWS (CONTINUED)

                                                                     FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                   (AMOUNTS IN THOUSANDS)
  CASH FLOWS FROM FINANCING ACTIVITIES:
  Allocated proceeds from issuance of Genzyme General
    Stock...................................................     59,216      74,649     123,837
  Proceeds from issuance of debt............................         --     250,000          --
  Payments of debt..........................................    (84,985)    (33,236)   (100,945)
  Net cash allocated to Genzyme Molecular Oncology..........         --      (5,000)     (5,000)
  Net cash allocated to Genzyme Surgical Products...........    (49,414)    (41,484)    (19,003)
  Net cash allocated to Genzyme Tissue Repair...............    (30,037)       (155)    (14,892)
  Bank overdraft............................................      7,220          --          --
  Other.....................................................      2,510       2,412        (242)
                                                              ---------   ---------   ---------
        Net cash provided by (used in) financing
          activities........................................    (95,490)    247,186     (16,245)

  Effect of exchange rate changes on cash...................     (2,072)        334      (2,275)
                                                              ---------   ---------   ---------

  Increase (decrease) in cash and cash equivalents..........     (5,489)     34,711      (9,737)
  Cash and cash equivalents at beginning of period..........    100,012      65,301      75,038
                                                              ---------   ---------   ---------

  Cash and cash equivalents at end of period................  $  94,523   $ 100,012   $  65,301
                                                              =========   =========   =========
  Supplemental disclosures of cash flows:
  Cash paid during the year for:
    Interest................................................  $  18,508   $  15,047   $   8,684
    Income taxes............................................  $  30,992   $  24,463   $  18,887

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

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

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

BASIS OF PRESENTATION

    The combined financial statements of Genzyme General for each period include the balance sheets, results of operations and cash flows of the businesses we allocate to Genzyme General. We also allocate a portion of our corporate operations to Genzyme General using methods described in our allocation policy below. These combined financial statements are prepared using amounts included in our consolidated financial statements included in this annual report. We have reclassified certain 1998 and 1997 data to conform with the 1999 presentation.

    We prepare the financial statements of Genzyme General in accordance with generally accepted accounting principles. We present financial information and accounting policies specific to Genzyme General in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read the consolidated financial statements in conjunction with the financial statements of Genzyme General. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains our accounting policies. We incorporate that information into this note by reference.

TRACKING STOCK

    Genzyme General Division Common Stock, which we refer to as "Genzyme General Stock," is a series of our common stock that is designed to reflect the value and track the performance of Genzyme General. The chief mechanisms intended to cause Genzyme General Stock to "track" the financial performance of Genzyme General are provisions in our charter governing dividends and distributions. Under these provisions, our charter factors the assets and liabilities and income or losses attributable to Genzyme General into the determination of the amount available to pay dividends on Genzyme General Stock.

    To determine earnings per share, we allocate Genzyme's earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock, is defined in our charter as the net income or loss of Genzyme General determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Our charter requires that all income and expenses of Genzyme be allocated among the divisions in a reasonable and consistent manner. However, subject to its fiduciary duties, our board of directors can, at its discretion, change the

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) methods of allocating earnings to each series of common stock. We intend to allocate earnings using our current methods for the foreseeable future.

    Because the earnings allocated to Genzyme General Stock are based on the income or losses attributable to Genzyme General, we include financial statements and management's discussion and analysis of Genzyme General to aid investors in evaluating its performance.

    While Genzyme General Stock is designed to reflect Genzyme General's performance, it is common stock of Genzyme Corporation and not Genzyme General; Genzyme General is a division, not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of Genzyme General Stock have no specific rights to assets allocated to Genzyme General. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme General and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of Genzyme General Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of Genzyme General Stock and other tracking stockholders would only have the rights of common stockholders in the combined assets of Genzyme.

ALLOCATION POLICY

    Our charter requires us to manage and account for transactions between Genzyme General and our other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our divisional management and accounting policies, which appear in Exhibit 99.1 to this Annual Report on Form 10-K. Our charter requires that all assets and liabilities of Genzyme be allocated among the divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitudes and extent of allocations to each series of common stock without shareholder approval.

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

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    - Proportionate usage--costs incurred which benefit more than one division are allocated based on management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or

    - Board directed--programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. The board of directors also allocates long-term debt and strategic investments.

    Note B., "Policies Governing the Relationship of Genzyme's Operating Divisions," further describes our policies concerning interdivisional transactions and income tax allocations.

    We believe that the divisional allocations are reasonable and have been consistently applied. However, the division's results of operations may not be indicative of what would have been realized if the division was a stand-alone entity.

PRINCIPLES OF COMBINATION

    In June 1999, we created Genzyme Surgical Products as a separate division of Genzyme. Genzyme General transferred $150.0 million in cash, cash equivalents and investments, and certain other assets, to Genzyme Surgical Products in connection with the creation of Genzyme Surgical Products as a separate division of Genzyme. The business of Genzyme Surgical Products previously operated as a business unit of Genzyme General. These financial statements reflect the financial position, results of operations and cash flows allocated to Genzyme General as if the operations of Genzyme Surgical Products had been separately accounted for as its own division of the corporation for all periods presented.

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

REVENUE RECOGNITION

    Genzyme General recognizes revenue from product sales when it ships the product and title has passed, net of any applicable third party contractual allowances and rebates. Genzyme General recognizes revenue from service sales when it has finished providing the service or when it has achieved an applicable milestone. Genzyme General recognizes revenue from research and development contracts over the term

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) of the applicable contract and as it incurs costs related to that contract. Up front license fees, milestone fees and royalty revenue are recognized as revenue only if there are no remaining performance obligations and the fees are non-refundable.

    Genzyme General receives royalties related to the manufacture, sale or use of products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, Genzyme General recognizes revenue based on based on estimates of royalties earned during the applicable period and adjusts for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, Genzyme General recognizes revenue upon receipt of licensee royalty statements.

NET INCOME (LOSS) PER SHARE

    Earnings per share is calculated for each series of Genzyme stock using the two-class method, as further described in the notes to our consolidated financial statements. We present earnings per share data only in the consolidated financial statements of Genzyme because Genzyme Corporation is the issuer of the securities. Genzyme's divisions do not and cannot issue securities because they are not companies or legal entities.

NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S OPERATING
DIVISIONS

    Because each of our operating divisions is a part of a single company, our board of directors has adopted policies to address issues that may arise among divisions and to govern the management of and the relationships between each division. With some exceptions that are mentioned specifically in this note, our board of directors may modify or rescind these policies, or adopt additional policies, in its sole discretion without stockholder approval, subject only to our board of directors' fiduciary duty to stockholders. Generally accepted accounting principles require that any change in policy be preferable (in accordance with these principles) to the previous policy.

INTERDIVISION ASSET TRANSFERS

    Our board of directors may at any time reallocate any program, product or other asset from one division to any other division. We account for interdivision asset transfers at book value. The consideration paid for an asset transfer generally must be fair value as determined by our board of directors. The difference between the consideration paid and the book value of the assets transferred is recorded in division equity.

    Our board of directors determines fair value using the following methodologies: a risk-adjusted discounted cash flow model or a comparable transaction model.

    The risk-adjusted discounted cash flow model estimates fair value by taking the discounted value of all the cash inflows and outflows related to a program or product over a specified period of time, generally the economic life of the project, adjusted for the probabilities of certain outcomes occurring or not occurring.

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S OPERATING
DIVISIONS (CONTINUED)
In performing this analysis, we consider various factors that could affect the success or failure of the program including:

    - the duration, cost and probability of success of each phase of development;

    - the current and potential size of the market and barriers to entry into the market;

    - the maximum number of patients likely to be treated with the product and the speed with which that maximum number will be reached;

    - reimbursement policies and pricing limitations;

    - current and potential competitors;

    - the net proceeds received by us upon the sale of the program or product;
      and

    - the costs of manufacturing and marketing the product or program.

    The comparable transaction model estimates fair value through comparison to valuations established for other transactions within the biotechnology and biosurgical areas involving similar programs and products having similar terms and structure. In identifying comparable transactions, we consider, among other factors, the following:

    - the similarity of market opportunity;

    - the comparability of the medical needs addressed;

    - the similarity of the regulatory, reimbursement and competitive environment;

    - the stage of product or program development; and

    - the risk profile of successfully commercializing the product or program.

    We customarily use the comparable transaction model to corroborate valuations derived under the risk-adjusted discounted cash flow model.

    When determining the fair value of a program under development using either model, our board of directors also takes into account the following criteria:

    - the commercial potential of the program;

    - the phase of clinical development of the program;

    - the expenses associated with realizing any income from the program and the likelihood and time of the realization; and

    - other matters that our board of directors and its financial advisors, if any, deem relevant.

    One division may compensate another division for a reallocation with cash or other consideration having a value equal to the fair market value of the reallocated assets. In the case of a reallocation of assets from Genzyme General to another division, our board of directors may elect instead to account for the reallocation as an increase in the designated shares representing the division to which the assets are

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S OPERATING
DIVISIONS (CONTINUED)
reallocated in accordance with the provisions of our charter. No gain or loss is recognized as a result of these transfers.

    Our policy regarding transfers of assets between divisions may not be changed by our board of directors without the approval of the holders of Genzyme General Stock voting as a separate class unless the policy change does not affect Genzyme General.

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

    - Divisions may make loans to other divisions. Any loan of $1 million or less matures within 18 months and accrues interest at the best borrowing rate available to the corporation for a loan of like type and duration. Our board of directors must approve any loan in excess of $1 million. In

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S OPERATING
DIVISIONS (CONTINUED)
     giving its approval, our board of directors must determine that the material terms of the loan, including the interest rate and maturity date, are fair and reasonable to each participating division and to holders of the common stock representing each such division.

    - All material interdivisional transactions are set forth in a written agreement that is signed by an authorized member of the management team of each division involved in the transaction.

TAX ALLOCATIONS

    We file a consolidated return and allocate income taxes to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to each division under generally accepted accounting principles as if it were a separate taxpayer. We assess the realizability of our deferred tax assets at the division level. As a result, our consolidated tax provision may not equal the sum of the divisions' tax provision. As of the end of any fiscal quarter, however, if a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to the other divisions in proportion to their taxable income without any compensating payment or allocation. Tax benefits allocated to Genzyme General are recorded as a credit to division equity.

ACCESS TO TECHNOLOGY AND KNOW-HOW

    Genzyme General has unrestricted access to all technology and know-how owned or controlled by Genzyme Corporation that may be useful in its business, subject to any obligations or limitations that apply to the corporation generally.

NOTE C. OTHER GAINS AND CHARGES

    During the fourth quarter of 1999, Genzyme General recorded a net gain of $14.4 million upon receipt of a payment associated with the termination of an agreement to acquire Cell Genesys, Inc. Genzyme General recorded this gain as other income.

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

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

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

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

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

    The following table contains information on Genzyme General's intangible assets for the periods presented:

                                                                  WEIGHTED                   WEIGHTED
                                                                   AVERAGE                    AVERAGE
                                                                  ESTIMATED                  ESTIMATED
                                                                   USEFUL                     USEFUL
                                                   DECEMBER 31,     LIFE      DECEMBER 31,     LIFE
                                                       1999        (YEARS)        1998        (YEARS)
                                                   ------------   ---------   ------------   ---------
                                                     (AMOUNTS IN THOUSANDS, EXCEPT USEFUL LIFE DATA)
Goodwill.........................................    $ 69,376           13      $ 79,644        12
License fees.....................................      25,092           15        25,000        15
Customer lists...................................       8,324           10         8,324        10
Non-compete agreements...........................       6,000            5         6,910         5
Other............................................       5,105            5         5,241         5
                                                     --------                   --------
                                                      113,897                    125,119
Less accumulated amortization....................     (38,527)                   (39,268)
                                                     --------                   --------
Intangible assets, net...........................    $ 75,370                   $ 85,851
                                                     ========                   ========

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
                                                         =======        =======

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE I. PROPERTY, PLANT AND EQUIPMENT

                                                               DECEMBER 31,
                                                          -----------------------
                                                             1999         1998
                                                          ----------   ----------
                                                          (AMOUNTS IN THOUSANDS)
Plant and equipment.....................................   $230,151     $243,816
Land and buildings......................................    180,624      147,806
Leasehold improvements..................................     90,128       68,414
Furniture and fixtures..................................     13,169       13,516
Construction-in-progress................................     26,964       30,191
                                                           --------     --------
                                                            541,036      503,743

Less accumulated depreciation...........................   (178,488)    (141,000)
                                                           --------     --------
Property, plant and equipment, net......................   $362,548     $362,743
                                                           ========     ========

    Genzyme General's depreciation expense was $36.9 million in 1999, $34.9 million in 1998, and $28.4 million in 1997.

    Genzyme General has capitalized approximately $34.6 million, which represents the costs it has incurred in validating the manufacturing process for products which have reached technological feasibility. Genzyme General has capitalized the following amounts of interest costs incurred in financing the construction of manufacturing facilities:

            1999                           1998                           1997
            ----                           ----                           ----
        $0.9 million                   $0.7 million                   $0.5 million

    The estimated cost of completion for assets under construction is $37.4 million as of December 31, 1999.

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

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

REALIZED AND UNREALIZED GAINS AND LOSSES ON MARKETABLE SECURITIES AND
  INVESTMENTS IN EQUITY SECURITIES

    Genzyme General recorded gains of $2.0 million in 1999 and $3.4 million in 1998 upon the sale of its investment in shares of Techne common stock. Genzyme General also recorded a $5.7 million charge in 1999 in connection with its investments in the common stock of Pharming Group N.V. and IntegraMed
America, Inc. and a $3.4 million charge in 1998 in connection with its investment in the common stock of Celtrix Pharmaceuticals, Inc. because we considered the decline in the value of those investments to be other than temporary.

    In connection with these assessments, we concluded that evidence existed that the value of the investments would recover to at least its cost. This included continued positive progress in the issuers' scientific programs, ongoing activity in Genzyme General's collaborations with the issuers, and a lack of any substantial company-specific adverse events causing the declines in value. However, given the significance and duration of the declines as of the end of the applicable quarter, we concluded that it was unclear over what period such price recoveries would take place and that, accordingly, the positive evidence suggesting that the investments would recover to at least Genzyme General's purchase price was

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE J. INVESTMENTS (CONTINUED)
not sufficient to overcome the presumption that the current market price was the best indicator of the value of these investments.

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

       - Celtrix Pharmaceuticals, Inc.;

       - GelTex;

       - Genovo, Inc.;

       - Integramed America, Inc.; and

       - Pharming.

    - Investments in and relationships with Dyax Corporation, Genzyme Transgenics and ATIII LLC; and

    - Investments in the following joint ventures:

       - BioMarin/Genzyme LLC;

       - Diacrin/Genzyme LLC;

       - Pharming/Genzyme LLC; and

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE J. INVESTMENTS (CONTINUED)
       - RenaGel LLC.

We incorporate that information into this note by reference.

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
    $0.0 million          $0.0 million        $0.0 million        $22.6 million       $0.0 million       $250.0 million

REVOLVING CREDIT FACILITY; CONVERTIBLE DEBT; MORTGAGE NOTE

    Note K. "Long Term Debt and Leases," to our consolidated financial statements contains information regarding our:

    - revolving credit facilities;

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE L. LONG-TERM DEBT AND LEASES (CONTINUED)
    - 5 1/4% convertible subordinated notes due June 2005;

    - 5% convertible subordinated debentures due August 2003; and

    - mortgage note.

We incorporate that information into this note by reference.

OPERATING LEASES

    Genzyme General leases facilities and personal property under operating leases with terms in excess of one year. Genzyme General's total expense under operating leases was:

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

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE M. DIVISION EQUITY

    The following table contains the components of division equity for Genzyme General for the periods presented:

                                                                 1999        1998       1997
                                                              ----------   --------   --------
                                                                   (AMOUNTS IN THOUSANDS)
Balance at beginning of period..............................  $  939,967   $745,895   $645,185
  Division net income.......................................     142,077    133,052     76,642
  Allocation of tax benefits generated by:
    Genzyme Molecular Oncology..............................       7,812      3,527      2,755
    Genzyme Surgical Products...............................      16,128     17,936     10,112
    Genzyme Tissue Repair...................................      10,866     16,394     17,666
Allocated proceeds from issuance of Genzyme General Stock
  under stock plans.........................................      59,587     74,360     35,963
Allocated proceeds from exercise of warrants to purchase
  Genzyme General Stock.....................................          --        289        855
Allocation of cash:
    To Genzyme Molecular Oncology for designated
      shares(1).............................................          --     (5,000)        --
    To Genzyme Surgical Products for designated shares(1)...    (176,706)   (41,975)   (25,669)
    To Genzyme Tissue Repair for designated shares(1).......      (4,937)        --    (14,892)
    To Genzyme Tissue Repair for research program...........        (100)      (250)        --
    To Genzyme Tissue Repair for transfer of interest in
      joint venture.........................................     (25,000)        --         --
Allocated tax benefit from disqualifying dispositions.......      24,238     18,561      4,127
Conversion of debentures for Genzyme Molecular Oncology
  designated shares(1)......................................          --    (19,802)        --
Conversion of note receivable for Genzyme Molecular Oncology
  designated shares(1)......................................          --     (2,696)        --
Loss on purchase of facility from Genzyme Tissue Repair.....          --       (711)        --
Allocation of acquired deferred tax asset...................          --         --      2,900
Allocated stock compensation expense........................          58         48      1,218
Allocated equity adjustments................................      13,624        339    (10,967)
                                                              ----------   --------   --------
Balance at end of period....................................  $1,007,614   $939,967   $745,895
                                                              ==========   ========   ========

------------------------
(1) Designated shares are shares of our common stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to the division corresponding to that series of stock. As of December 31, 1999, there were 1,688,237 Genzyme Molecular Oncology designated shares, 1,164,839 Genzyme Surgical Products designated shares and 2,238,053 Genzyme Tissue Repair designated shares. The number of Genzyme Molecular Oncology designated shares assumes that a public offering of Molecular Oncology Stock is not completed prior to June 18, 2000. If such an offering is completed prior to that date, the number of Genzyme Molecular Oncology designated shares reserved for issuance in connection with a draw under an equity line of credit in 1998 will decrease based on a formula set forth in our charter.

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE M. DIVISION EQUITY (CONTINUED)

INTERDIVISIONAL FINANCING ARRANGEMENTS



GENZYME MOLECULAR ONCOLOGY



    In 1997, our board of directors made $25.0 million of Genzyme General's cash available to Genzyme Molecular Oncology. This arrangement was subject to dollar-for-dollar reduction by the proceeds of outside financing allocated to Genzyme Molecular Oncology. When Genzyme issued $20.0 million in principal of 6% convertible subordinated debentures in August 1997 and allocated the proceeds to Genzyme Molecular Oncology, the amount available under the arrangement was reduced to $5.0 million. In September 1998, Genzyme Molecular Oncology drew the remaining $5.0 million available under this arrangement in exchange for Genzyme Molecular Oncology designated shares.



    In August 1998, our board of directors made an additional $30.0 million of Genzyme General's cash available to Genzyme Molecular Oncology. Under the terms of this arrangement, Genzyme Molecular Oncology may draw down funds as needed cash quarter in exchange for Genzyme Molecular Oncology designated shares based on the fair market value of Molecular Oncology Stock (as defined in our charter) at the time of the draw. As of December 31, 1999, Genzyme Molecular Oncology had not yet drawn any funds from this arrangement.



GENZYME TISSUE REPAIR



    In October 1996, our board of directors made $20.0 million of Genzyme General's cash available to Genzyme Tissue Repair in order for Genzyme Tissue Repair to fund its obligations under its joint venture with Diacrin. Under this arrangement, Genzyme Tissue Repair may draw down funds as needed each quarter in exchange for Genzyme Tissue Repair designated shares based on the fair market value of Tissue Repair Stock (as defined in our charter) at the time of the draw. Genzyme Tissue Repair made a $7.0 million draw under this line in 1997.



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

    The following table sets forth division net income data for Genzyme General as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS 123 based on

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE M. DIVISION EQUITY (CONTINUED)
the fair value at the grant dates of the awards, and the compensation expense related to Genzyme General Stock awards would be allocated to Genzyme General in accordance with our allocation policies:

                                                  1999       1998       1997
                                                --------   --------   --------
                                                    (AMOUNTS IN THOUSANDS)
Division net income:
    As reported...............................  $142,077   $133,052   $ 76,642
    Pro forma.................................  $124,417   $119,477   $ 64,635

    Note L., "Stockholders' Equity," to our consolidated financial statements contains information regarding the assumptions we made in calculating pro forma compensation expense in accordance with SFAS 123. The effects of applying
SFAS 123 are not likely to be representative of the effects on reported division net income in future years. SFAS 123 does not apply to awards granted prior to 1995, and additional awards are anticipated in future years.

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

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

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
                                                ========   ========   ========

------------------------

(1) Includes $5.4 million in charges for purchased research and development and $5.5 million in charges for impaired investments in 1999.

    Genzyme General's provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

                                                             1999       1998       1997
                                                           --------   --------   --------
Tax at U.S. statutory rate...............................    35.0%      35.0%      35.0%
Losses in foreign subsidiary and less than 80% owned
  subsidiaries with no current tax benefit...............     0.1        0.8        0.8
State taxes, net.........................................     1.2        3.1        3.0
Foreign sales corporation................................    (2.2)      (1.5)      (1.8)
Nondeductible amortization...............................     0.7        0.8        1.4
Benefit of tax credits...................................    (1.4)      (1.0)      (1.3)
Other, net...............................................     2.2        0.5       (0.8)
                                                             ----       ----      -----
Effective tax rate before certain charges................    35.6%      37.7%      36.3%
Charge for impaired investment...........................     0.5         --         --
Charge for purchased research and development............     0.5         --         --
                                                             ----       ----      -----
Effective tax rate.......................................    36.6%      37.7%      36.3%
                                                             ====       ====      =====

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE P. INCOME TAXES (CONTINUED)
    The components of net deferred tax assets are described in the following table:

                                                               DECEMBER 31,
                                                          -----------------------
                                                             1999         1998
                                                          ----------   ----------
                                                          (AMOUNTS IN THOUSANDS)
Deferred tax assets:
    Net operating loss carryforwards....................   $  3,164     $  2,423
    Tax credits.........................................      9,413        3,714
    Deferred loss.......................................         --        2,002
    Intangible amortization.............................     36,496       38,271
    Investments in unconsolidated subsidiary............      3,396        3,108
    Realized and unrealized capital losses..............     10,088        8,822
    Reserves, accruals and other........................     37,055       35,798
    Allocation of tax asset from Genzyme Molecular
      Oncology..........................................      3,787       15,621
    Allocation of tax asset from Genzyme Tissue
      Repair............................................     15,510        2,648
                                                           --------     --------
Gross deferred tax asset................................   $118,909     $112,407
Valuation allowance.....................................    (17,646)     (15,383)
                                                           --------     --------
                                                            101,263       97,024
Deferred tax liabilities:
    Depreciable assets..................................    (22,591)     (26,373)
    Realized and unrealized capital gains...............    (12,686)          --
    Deferred gains......................................       (878)          --
    Allocation of tax liability from Genzyme Surgical
      Products..........................................     (4,069)      (2,788)
                                                           --------     --------
    Net deferred tax asset..............................   $ 61,039     $ 67,863
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

    At December 31, 1999, Genzyme General had for U.S. income tax purposes allocated net operating loss carryforwards of $9.0 million and an allocated tax credit carryforward of $9.4 million. The net operating loss carryforwards expire between 2003 and 2019 and, prior to expiration, Genzyme General's ability to use this carryforward may be limited under U.S. tax laws. Tax credits of $4.9 million will carryforward indefinitely and approximately $4.5 million of the tax credit carryforwards will expire from 2014 to 2019. Approximately
$9.4 million of the tax credit carryforwards relate to exercises of non-qualified stock options and disqualifying dispositions of incentive stock options, the tax benefit of which, if realized, will be credited to additional paid-in-capital.

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

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

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE R. SEGMENT INFORMATION (CONTINUED)
    We have provided information concerning the operations in these reportable segments in the following table:

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Revenues:
  Therapeutics..............................................  $488,705   $413,645   $332,712
  Diagnostic Products.......................................    57,971     65,683     66,288
  Other.....................................................    86,409     85,846     86,927
  Eliminations/Adjustments(1)...............................     2,281      4,145     10,441
                                                              --------   --------   --------
Total.......................................................  $635,366   $569,319   $496,368
                                                              ========   ========   ========
Depreciation and amortization expense:
  Therapeutics..............................................  $ 21,068   $ 10,862   $ 10,054
  Diagnostic Products.......................................     1,909      4,715      4,540
  Other.....................................................     6,422     11,470      7,410
  Eliminations/Adjustments(1)...............................    20,835     10,711     12,818
                                                              --------   --------   --------
Total.......................................................  $ 50,234   $ 37,758   $ 34,822
                                                              ========   ========   ========
Equity in net loss of unconsolidated affiliates:
  Therapeutics..............................................  $(30,094)  $(12,480)  $ (2,310)
  Diagnostic Products.......................................        --         --         --
  Other.....................................................        56       (107)       (71)
  Eliminations/Adjustments(2)...............................    (7,385)    (7,152)    (3,401)
                                                              --------   --------   --------
Total.......................................................  $(37,423)  $(19,739)  $ (5,782)
                                                              ========   ========   ========
Income tax (expense) benefits:
  Therapeutics..............................................  $(84,859)  $(76,606)  $(61,389)
  Diagnostic Products.......................................    (2,485)   (13,755)    (1,409)
  Other.....................................................     2,952      2,134      8,658
  Eliminations/Adjustments(1)...............................        (8)     7,853     10,415
                                                              --------   --------   --------
Total.......................................................  $(84,400)  $(80,374)  $(43,725)
                                                              ========   ========   ========
Division net income:
  Therapeutics (3)..........................................  $133,854   $120,832   $104,527
  Diagnostic Products (4)...................................     3,915     21,694      2,400
  Other (5).................................................    (4,661)    (3,367)   (14,741)
  Eliminations/Adjustments(6)...............................     8,969     (6,107)   (15,544)
                                                              --------   --------   --------
Total.......................................................  $142,077   $133,052   $ 76,642
                                                              ========   ========   ========

------------------------

(1) Includes primarily amounts related to Genzyme General's research and development and administrative activities that we do not specifically allocate to a particular segment of Genzyme General.

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE R. SEGMENT INFORMATION (CONTINUED)
(2) Represents our portion of the net loss of Genzyme Transgenics Corporation, an unconsolidated affiliate, which we do not specifically allocate to a particular segment of Genzyme General.

(3) Therapeutics' net income for 1998 includes a $14.8 million charge to write down excess inventory used to make Ceredase-Registered Trademark- enzyme.

(4) Diagnostic Products' net income for 1998 and 1999 includes gains on the sale of product lines of $0.5 million in 1999 and $31.2 million in 1998.

(5) Other net income for 1999 includes a $7.5 million gain on the sale of a product line.

(6) Includes the net income for Genzyme General's corporate administrative and research and development activities which we do not specifically allocate to a particular segment of Genzyme General. Includes a $14.4 million gain upon receipt of a payment associated with the termination of the agreement to acquire Cell Genesys, Inc.

                                                            DECEMBER 31,
                                                       -----------------------
                                                          1999         1998
                                                       ----------   ----------
                                                       (AMOUNTS IN THOUSANDS)
Segment Assets:
  Therapeutics.......................................  $  338,960   $  326,305
  Diagnostic Products................................      40,266       49,430
  Other..............................................      83,088       94,930
  Eliminations/Adjustments...........................     937,269      939,726
                                                       ----------   ----------
Total................................................  $1,399,583   $1,410,391
                                                       ==========   ==========

    Segment assets for Genzyme include accounts receivable, inventory, and certain fixed and intangible assets. Eliminations/Adjustments for Genzyme General consists of the differences between the total assets for Genzyme General's segments and the total combined assets for Genzyme General as follows:

                                                               DECEMBER 31,
                                                          -----------------------
                                                             1999         1998
                                                          ----------   ----------
                                                          (AMOUNTS IN THOUSANDS)
Cash, cash equivalents, and short- and long-term
  investments...........................................   $513,905     $556,097
Deferred tax assets-current.............................     41,195       39,725
Intangibles, net........................................     34,341       41,556
Property, plant and equipment, net......................    172,165      133,995
Investment in equity securities.........................     94,719       51,977
Deferred tax assets-noncurrent..........................     18,631       28,138
Other...................................................     62,313       88,238
                                                           --------     --------
Total...................................................   $937,269     $939,726
                                                           ========     ========

    Genzyme General operates in the healthcare industry, and manufactures and markets its products primarily in the United States and Europe. Genzyme General's principal manufacturing facilities are located in the United States, the United Kingdom, Switzerland and Germany. It purchases products from our English and Swiss subsidiaries for sale to customers in the United States. Genzyme General sets transfer prices from our foreign subsidiaries to allow it to produce profit margins commensurate with its

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE R. SEGMENT INFORMATION (CONTINUED)
sales and marketing effort. Our Dutch subsidiary is Genzyme General's primary distributor of therapeutic products in Europe.

    No subsidiary in any individual foreign country has revenue form external customers in excess of 10% of our total revenue. The following table contains certain financial information by geographic area:

                                                  1999       1998       1997
                                                --------   --------   --------
                                                    (AMOUNTS IN THOUSANDS)
Revenues:
  United States...............................  $412,611   $371,587   $363,455
  Europe......................................   158,428    147,088    134,637
  Other.......................................    64,327     50,644      1,724
                                                --------   --------   --------
Total.........................................  $635,366   $569,319   $496,368
                                                ========   ========   ========
Long-lived assets:
  United States...............................  $647,024   $755,023   $506,085
  Other.......................................    52,541     57,247     54,198
                                                --------   --------   --------
Total.........................................  $699,565   $812,270   $560,283
                                                ========   ========   ========

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

NOTE S. QUARTERLY RESULTS (UNAUDITED)

                                                        1ST        2ND        3RD        4TH
                                                      QUARTER    QUARTER    QUARTER    QUARTER
                                                      --------   --------   --------   --------
                                                               (AMOUNTS IN THOUSANDS)
1999
Net revenue.........................................  $150,766   $154,205   $157,669   $172,726
Gross profit........................................   113,519    117,557    120,693    126,223
Division net income.................................    33,505     27,913     29,971     50,688

1998
Net revenue.........................................   129,896   $141,779   $142,225   $155,419
Gross profit........................................    89,089     98,860     86,546    117,635
Division net income.................................    25,135     31,289     40,202     36,426

NOTE T. SUBSEQUENT EVENT

    In February 2000, Genzyme General recorded a gain of $20.3 million relating to a public offering of 3.5 million common shares by our unconsolidated affiliate, Genzyme Transgenics Corporation. The public offering resulted in net proceeds to GTC of $75.2 million (after the exercise of the underwriter's overallotment option). As a result of the issuance of the additional shares by GTC, Genzyme General's ownership interest in GTC decreased from 33% to 28%.

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

                       A DIVISION OF GENZYME CORPORATION

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