Form 10-K/A, Exhibit 13
period 1999-12-31
GENZYME CORP
filed 2000-10-17
CIK 732485

                                                                    EXHIBIT 13.3

                              FINANCIAL STATEMENTS

                                                              PAGE NO.
                                                              --------
                      GENZYME MOLECULAR ONCOLOGY
                  A DIVISION OF GENZYME CORPORATION

  Combined Selected Financial Data..........................    GMO-2

  Management's Discussion and Analysis of Genzyme Molecular
    Oncology's Financial Condition and Results of
    Operations..............................................    GMO-4

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

  Report of Independent Accountants.........................   GMO-30

                                     GMO-1

                           GENZYME MOLECULAR ONCOLOGY

                       A DIVISION OF GENZYME CORPORATION

                        COMBINED SELECTED FINANCIAL DATA

    Genzyme Molecular Oncology is our operating division that is developing cancer products, with a focus on cancer vaccines and angiogenesis inhibitors.

    A series of our common stock, Genzyme Molecular Oncology Division Common Stock (which we refer to as "Molecular Oncology Stock") is designed to reflect the value and track the performance of this division. Molecular Oncology Stock is common stock of Genzyme Corporation, not of Genzyme Molecular Oncology; Genzyme Molecular Oncology is a division, not a company or legal entity, and therefore does not and cannot issue stock. The chief mechanisms intended to cause Molecular Oncology Stock to "track" the financial performance of Genzyme Molecular Oncology are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

    - factors the assets and liabilities and income or losses attributable to Genzyme Molecular Oncology into the determination of the amount available to pay dividends on Molecular Oncology Stock; and

    - requires us to exchange, redeem or distribute a dividend to the holders of Molecular Oncology Stock if all or substantially all of the assets allocated to Genzyme Molecular Oncology are sold to a third party.

    To determine earnings per share we allocate Genzyme's earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Molecular Oncology Stock is defined in our charter as the net income or loss of Genzyme Molecular Oncology determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme Molecular Oncology in accordance with our management and accounting policies. Our charter also requires that all income and expenses of Genzyme be allocated among the divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in determining the types, magnitudes and extent of allocations to each series of common stock without shareholder approval.

    Because the earnings allocated to Molecular Oncology Stock are based on the income or losses attributable to Genzyme Molecular Oncology, we include financial statements and management's discussion and analysis of Genzyme Molecular Oncology to aid investors in evaluating its performance.

    The following combined selected financial data reflect the results of operations and financial position of the operations and assets we have allocated to Genzyme Molecular Oncology and should be read in conjunction with the financial statements of Genzyme Molecular Oncology and accompanying notes.

                                     GMO-2

                           GENZYME MOLECULAR ONCOLOGY

                       A DIVISION OF GENZYME CORPORATION

                        COMBINED SELECTED FINANCIAL DATA

COMBINED STATEMENT OF OPERATIONS DATA

                                                         FOR THE YEARS ENDED DECEMER 31,
                                               ----------------------------------------------------
                                                 1999       1998       1997       1996       1995
                                               --------   --------   --------   --------   --------
                                                              (AMOUNTS IN THOUSANDS)
Revenues:
  Service revenue............................  $  1,920   $  2,229   $    467   $    --    $    --
  Service revenue--related party.............        50        466         --        --         --
  Research and development revenue--related
    party....................................       496      2,177        315        --         --
  Research and development revenue...........        --      3,256         --        --         --
  Licensing revenue..........................     2,125     11,275         --        --         --
  Royalty revenue............................        28          4         --        --         --
                                               --------   --------   --------   -------    -------
    Total revenues...........................     4,619     19,407        782        --         --
Operating costs and expenses:
  Cost of service revenues...................       620      1,374         50        --         --
  Cost of research and development
    revenues.................................       698      4,073        287        --         --
  Selling, general and administrative........     5,529      7,155      2,118       185         87
  Research and development...................    15,997     12,743      5,341       818        377
  Amortization of intangibles................    11,825     11,983      5,127        --         --
  Purchase of in-process research and
    development (1)..........................        --         --      7,000        --         --
                                               --------   --------   --------   -------    -------
    Total operating costs and expenses.......    34,669     37,328     19,923     1,003        464
                                               --------   --------   --------   -------    -------
Operating loss...............................   (30,050)   (17,921)   (19,141)   (1,003)      (464)
Other income (expenses):
  Equity in net loss of joint venture........    (1,870)    (1,647)      (258)       --         --
  Interest income............................       469        782        392        --         --
  Interest expense...........................       (28)    (2,968)    (1,663)       --         --
                                               --------   --------   --------   -------    -------
    Total other income (expenses)............    (1,429)    (3,833)    (1,529)       --         --
                                               --------   --------   --------   -------    -------
Loss before income taxes.....................   (31,479)   (21,754)   (20,670)   (1,003)      (464)
Tax benefit..................................     2,647      2,647      1,092        --         --
                                               --------   --------   --------   -------    -------
Division net loss............................  $(28,832)  $(19,107)  $(19,578)  $(1,003)   $  (464)
                                               ========   ========   ========   =======    =======

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

------------------------

(1) A $7.0 million charge for the purchase of in-process research and development was incurred in connection with the acquisition of PharmaGenics, Inc. in 1997.

                                     GMO-3

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

    We formed Genzyme Molecular Oncology as a separate division of Genzyme on June 18, 1997 by acquiring PharmaGenics, Inc. and combining it with several of our ongoing programs in the field of oncology.

    We prepare the financial statements of Genzyme Molecular Oncology in accordance with generally accepted accounting principles. We present financial information and accounting policies specific to Genzyme Molecular Oncology in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read the consolidated financial statements in conjunction with the financial statements of Genzyme Molecular Oncology. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains our accounting policies.

    Genzyme Molecular Oncology Division Common Stock, which we refer to as "Molecular Oncology Stock," is a series of our common stock that is designed to reflect the value and track the performance of Genzyme Molecular Oncology. The chief mechanisms intended to cause Molecular Oncology Stock to "track" the financial performance of Genzyme Molecular Oncology are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

    - factors the assets and liabilities and income or losses attributable to Genzyme Molecular Oncology into the determination of the amount available to pay dividends on Molecular Oncology Stock; and

    - requires us to exchange, redeem or distribute a dividend to the holders of Molecular Oncology Stock if all or substantially all of the assets allocated to Genzyme Molecular Oncology are sold to a third party (a dividend or redemption payment must equal in value the net after-tax proceeds from the sale; an exchange must be for Genzyme General Stock at a 10% premium to the exchanged stock's average market price following the announcement of the sale).

    To determine earnings per share, we allocate Genzyme's earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Molecular Oncology Stock is defined in our charter as the net income or loss of Genzyme Molecular Oncology determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme Molecular Oncology in accordance with our management and accounting policies. Our charter also requires that all income and expenses of Genzyme be allocated among the divisions in a reasonable and consistent manner. However, subject to its fiduciary duties, our board of directors can, at its discretion, change the methods of allocating earnings to each series of common stock. We intend to allocate earnings using our current methods for the foreseeable future.

    Because the earnings allocated to Molecular Oncology Stock are based on the income or losses attributable to Genzyme Molecular Oncology, we include financial statements and management's discussion and analysis of Genzyme Molecular Oncology to aid investors in evaluating its performance.

    While Molecular Oncology Stock is designed to reflect Genzyme Molecular Oncology's performance, it is common stock of Genzyme Corporation and not Genzyme Molecular Oncology; Genzyme Molecular

                                     GMO-4

Oncology is a division, not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of Molecular Oncology Stock have no specific rights to assets allocated to Genzyme Molecular Oncology. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme Molecular Oncology and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of Molecular Oncology Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of Molecular Oncology Stock and other tracking stockholders would only have the rights of common stockholders in the combined assets of Genzyme.

    Our charter sets forth what programs and businesses are initially allocated to Genzyme Molecular Oncology and states that going forward the division will also include all businesses, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between Genzyme Molecular Oncology and our other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our divisional management and accounting policies, which appear in Exhibit 99.1 to this Annual Report on Form 10-K. Our charter requires that all assets and liabilities of Genzyme be allocated among the divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitudes and extent of allocations to each series of common stock without shareholder approval.

    We present earnings per share data for Molecular Oncology Stock in our consolidated financial statements. We present financial information and accounting policies specific to Genzyme Molecular Oncology in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should, therefore, read this discussion and analysis of Genzyme Molecular Oncology's financial position and results of operations in conjunction with the financial statements and related notes of Genzyme Molecular Oncology, the discussion and analysis of Genzyme's financial position and results of operations, and the consolidated financial statements and related notes of Genzyme, all of which are included in this annual report.

                                     GMO-5

RESULTS OF OPERATIONS

    The following discussion summarizes the key factors management believes are necessary for an understanding of Genzyme Molecular Oncology's financial statements.

    The components of Genzyme Molecular Oncology's combined statements of operations are described in the following table:

                                                                        99/98                 98/97
                                                                 INCREASE/(DECREASE)   INCREASE/(DECREASE)
                                  1999       1998       1997          % CHANGE              % CHANGE
                                --------   --------   --------   -------------------   -------------------
                                              (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Total revenues................  $  4,619   $ 19,407   $    782           (76%)                2,382%
Cost of revenues..............     1,318      5,447        337           (76%)                1,516%
Selling, general and
  administrative..............     5,529      7,155      2,118           (23%)                  238%
Research and development......    15,997     12,743      5,341            26%                   139%
Amortization of intangibles...    11,825     11,983      5,127            (1%)                  134%
Purchase of in-process
  research and development....        --         --      7,000             0%                  (100%)
                                --------   --------   --------
  Total operating costs and
    expenses..................    34,669     37,328     19,923            (7%)                   87%
                                --------   --------   --------
Operating loss................   (30,050)   (17,921)   (19,141)          (68%)                    6%
Other expenses, net...........    (1,429)    (3,833)    (1,529)           63%                  (151%)
                                --------   --------   --------
Loss before income taxes......   (31,479)   (21,754)   (20,670)          (45%)                   (5%)
Tax benefit...................     2,647      2,647      1,092             0%                   142%
                                --------   --------   --------
Division net loss.............  $(28,832)  $(19,107)  $(19,578)          (51%)                    2%
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

                                     GMO-6

    Licensing revenue decreased in 1999 as a result of the receipt in 1998 of a licensing fee and milestone payments under a license agreement with Schering-Plough relating to p53 gene therapy. This amount was partially offset by amounts received upon the grant by Genzyme Molecular Oncology of licenses under its rights to the SAGE-TM- gene expression technology and the MDM2 protein.

1998 AS COMPARED TO 1997

    The increase in Genzyme Molecular Oncology's research and development and licensing revenue was primarily due to $13.0 million in revenue recorded in connection with a research and license agreement with Schering-Plough. Genzyme Molecular Oncology's revenue includes work performed for StressGen/ Genzyme LLC.

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

                                     GMO-7

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

1998 AS COMPARED TO 1997

    Interest income increased in 1998 mainly as the result of higher average cash balances. Interest expense increased to $3.0 million in 1998 compared to $1.7 million in 1997. The increase in interest expense is the result of interest and related amortization of the discount on the 6% convertible debentures issued in August 1997. These debentures, which had been convertible into shares of Molecular Oncology Stock, were exchanged in August 1998 for 5% convertible debentures convertible into shares of Genzyme General Stock.

    StressGen/Genzyme LLC was established in July 1997. Genzyme Molecular Oncology recorded an equity in net loss of the joint venture of $1.6 million in 1998 and $0.3 million in 1997.

LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 1999, Genzyme Molecular Oncology had cash, cash equivalents and short-term investments of $3.6 million, a decrease of $8.3 million from December 31, 1998.

    In 1999, Genzyme Molecular Oncology used $14.6 million of cash for operations. Investing activities provided $2.0 million of cash, which consisted primarily of $1.0 million in proceeds from the maturities of investments, and $0.9 million from the distribution of cash from StressGen/Genzyme LLC upon the joint venture's dissolution. Financing activities provided $5.0 million of cash from the issuance of debt. In addition $0.3 million of cash proceeds were allocated to Genzyme Molecular Oncology from the exercise

                                     GMO-8
of options to purchase shares of Molecular Oncology Stock and the issuance of Molecular Oncology Stock under our employee stock purchase plan.

    In 1998, our board of directors made $30.0 million of Genzyme General's cash available to Genzyme Molecular Oncology. Under the terms of this arrangement, Genzyme Molecular Oncology may draw down funds as needed in exchange for Genzyme Molecular Oncology designated shares. Genzyme Molecular Oncology designated shares are shares of Molecular Oncology Stock that are not issued and outstanding, but which our board of directors may issue, sell, or distribute without allocating the proceeds to Genzyme Molecular Oncology. Genzyme Molecular Oncology has not yet drawn down any funds under this arrangement.

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

       - the $30.0 million interdivisional financing arrangement from Genzyme General;

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

    Genzyme Molecular Oncology may require significant additional financing to continue operations. We cannot guarantee that we will be able to obtain any additional financing for Genzyme Molecular Oncology or find it on favorable terms. If Genzyme Molecular Oncology has insufficient funds or we are unable to raise additional funds for Genzyme Molecular Oncology, it may delay, scale back or eliminate certain of its programs. Genzyme Molecular Oncology may also have to give third parties rights to commercialize technologies or products that it would otherwise have sought to commercialize itself.

                                     GMO-9

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

                                     GMO-10

       - achievement of milestones under existing strategic collaborations;

       - ability to establish and maintain additional strategic collaborations and licensing arrangements;

       - costs of protecting its intellectual property rights;

       - development of competing products and services; and

       - ability to satisfy regulatory requirements of the FDA and other government authorities.

    Genzyme Molecular Oncology may require significant additional financing to continue operations at anticipated levels. We cannot guarantee that we will be able to obtain any additional financing for Genzyme Molecular Oncology or find it on favorable terms. If Genzyme Molecular Oncology has insufficient funds or we are unable to raise additional funds for Genzyme Molecular Oncology, it may have to delay, reduce or eliminate some of its programs. Genzyme Molecular Oncology may also have to give third parties rights to commercialize technologies or products that it would otherwise have sought to commercialize itself.

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

SUBSEQUENT EVENT

    In March 2000, we filed a prospectus with the SEC covering the offering of 3,000,000 shares of Molecular Oncology Stock (plus 450,000 shares issuable upon exercise of the underwriters' over-allotment option). The proceeds of the offering were to be allocated to Genzyme Molecular Oncology to fund research, pre-clinical and clinical development programs, to repay existing indebtedness, and for working capital and general corporate purposes.

                                     GMO-12

                           GENZYME MOLECULAR ONCOLOGY
                       A DIVISION OF GENZYME CORPORATION
                       COMBINED STATEMENTS OF OPERATIONS

                                                                     FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                   (AMOUNTS IN THOUSANDS)
Revenues:
  Service revenue...........................................  $   1,920   $   2,229   $     467
  Service revenue--related party............................         50         466          --
  Research and development--related party...................        496       2,177         315
  Research and development..................................         --       3,256          --
  Licensing revenue.........................................      2,153      11,279          --
                                                              ---------   ---------   ---------
      Total revenues........................................      4,619      19,407         782

Operating costs and expenses:
  Cost of service revenues..................................        620       1,374          50
  Cost of research and development revenue..................        698       4,073         287
  Selling, general and administrative.......................      5,529       7,155       2,118
  Research and development..................................     15,997      12,743       5,341
  Amortization of intangibles...............................     11,825      11,983       5,127
  Purchase of in-process research and development...........         --          --       7,000
                                                              ---------   ---------   ---------
      Total operating costs and expenses....................     34,669      37,328      19,923
                                                              ---------   ---------   ---------
Operating loss..............................................    (30,050)    (17,921)    (19,141)

Other income (expenses):
  Equity in net loss of joint venture.......................     (1,870)     (1,647)       (258)
  Interest income...........................................        469         782         392
  Interest expense..........................................        (28)     (2,968)     (1,663)
                                                              ---------   ---------   ---------
      Total other income (expenses).........................     (1,429)     (3,833)     (1,529)
                                                              ---------   ---------   ---------
Loss before income taxes....................................    (31,479)    (21,754)    (20,670)
Tax benefit.................................................      2,647       2,647       1,092
                                                              ---------   ---------   ---------
Division net loss...........................................  $ (28,832)  $ (19,107)  $ (19,578)
                                                              =========   =========   =========
Comprehensive loss, net of tax:
Division net loss...........................................  $ (28,832)  $ (19,107)  $ (19,578)
Other comprehensive income (loss), net of tax
  Unrealized gains (losses) on securities arising during the
    period..................................................         --           7          (7)
                                                              ---------   ---------   ---------
Comprehensive loss..........................................  $ (28,832)  $ (19,100)  $ (19,585)
                                                              =========   =========   =========

    The accompanying notes are an integral part of these combined financial statements.

                                     GMO-13

                           GENZYME MOLECULAR ONCOLOGY
                       A DIVISION OF GENZYME CORPORATION
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

                                     GMO-14

                           GENZYME MOLECULAR ONCOLOGY
                       A DIVISION OF GENZYME CORPORATION

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                     FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                   (AMOUNTS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Division net loss...........................................  $ (28,832)  $ (19,107)  $ (19,578)
Reconciliation of division net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................     12,057      12,353       5,245
  Charge for in-process technology..........................         --          --       7,000
  Deferred tax benefit......................................     (2,647)     (2,647)     (1,092)
  Accretion of debt conversion feature......................         --       1,867         957
  Equity in loss of joint venture...........................      1,870       1,647         258
  Accrued interest/amortization of marketable securities....         10         131        (141)
  Gain on sale of equipment.................................        (54)         --          --
  Provision for bad debts...................................        256         100          --
  Non-cash compensation expense.............................         10         114          58
  Increase (decrease) in cash from working capital:
    Accounts receivable.....................................      5,675      (5,915)       (117)
    Prepaid expenses and other current assets...............        (75)        986        (773)
    Accrued expenses, payable to joint venture and deferred
      revenue...............................................     (1,927)      1,779       2,139
    Due to Genzyme General..................................       (980)        553       2,011
                                                              ---------   ---------   ---------
      Net cash used in operating activities.................    (14,637)     (8,139)     (4,033)
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of PharmaGenics, Inc., net of acquired cash.....         --          --           9
Investment in unconsolidated affiliate......................         --          --        (724)
Purchases of investments....................................         --      (2,056)     (6,086)
Distribution from joint venture.............................        881          --          --
Maturities of investments...................................      1,022       7,120          --
Acquisitions of equipment...................................        (43)       (559)       (357)
Sale of equipment...........................................        188          --          --
Other.......................................................         --        (488)         --
                                                              ---------   ---------   ---------
      Net cash provided by (used in) investing activities...      2,048       4,017      (7,158)
CASH FLOWS FROM FINANCING ACTIVITIES:
Allocation of debt from Genzyme General.....................         --          --       5,000
Cash allocated from Genzyme General.........................         --       5,000          --
Allocated proceeds from issuance of debt....................      5,000          --          --
Allocated proceeds from issuance of Molecular Oncology
  Stock.....................................................        308           7          --
Allocated proceeds from issuance of warrants................         --          --         724
Allocated proceeds from issuance of convertible debentures,
  net.......................................................         --          --      19,150
Repayments of debts.........................................         --      (5,000)         --
Parent company investment, Genzyme General..................         --          --       1,371
Other.......................................................         --         (27)        (44)
                                                              ---------   ---------   ---------
      Net cash provided by (used in) financing activities...      5,308         (20)     26,201
Increase (decrease) in cash and cash equivalents............     (7,281)     (4,142)     15,010
Cash and cash equivalents at beginning of period............     10,868      15,010          --
                                                              ---------   ---------   ---------
Cash and cash equivalents at end of period..................  $   3,587   $  10,868   $  15,010
                                                              =========   =========   =========
Supplemental disclosures of non-cash transactions:
  PharmaGenics acquisition--Note D.
  Repurchase of interest in StressGen/Genzyme LLC--Note F.

    The accompanying notes are an integral part of these combined financial statements.

                                     GMO-15

                           GENZYME MOLECULAR ONCOLOGY
                       A DIVISION OF GENZYME CORPORATION

                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

    Genzyme Molecular Oncology is our operating division that is developing cancer products, with a focus on cancer vaccines and angiogenesis inhibitors.

BASIS OF PRESENTATION

    The combined financial statements of Genzyme Molecular Oncology for each period include the balance sheets, results of operations and cash flows of the businesses we allocate to Genzyme Molecular Oncology. We also allocate a portion of our corporate operations to Genzyme Molecular Oncology using methods described in our allocation policy below. These combined financial statements are prepared using amounts included in our consolidated financial statements included in this annual report. We have reclassified certain 1998 and 1997 data to conform with the 1999 presentation.

    We prepare the financial statements of Genzyme Molecular Oncology in accordance with generally accepted accounting principles. We present financial information and accounting policies specific to Genzyme Molecular Oncology in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read the consolidated financial statements in conjunction with the financial statements of Genzyme Molecular Oncology. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains our accounting policies. We incorporate that information into this note by reference.

TRACKING STOCK

    Genzyme Molecular Oncology Division Common Stock, which we refer to as "Molecular Oncology Stock," is a series of our common stock that is designed to reflect the value and track the performance of Genzyme Molecular Oncology. The chief mechanisms intended to cause Molecular Oncology Stock to "track" the financial performance of Genzyme Molecular Oncology are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

    - factors the assets and liabilities and income or losses attributable to Genzyme Molecular Oncology into the determination of the amount available to pay dividends on Molecular Oncology Stock; and

    - requires us to exchange, redeem or distribute a dividend to the holders of Molecular Oncology Stock if all or substantially all of the assets allocated to Genzyme Molecular Oncology are sold to a third party (a dividend or redemption payment must equal in value the net after-tax proceeds from the sale; an exchange must be for Genzyme General Stock at a 10% premium to the exchanged stock's average market price following the announcement of the sale).

    To determine earnings per share, we allocate Genzyme's earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Molecular Oncology Stock, is defined in our charter as the net income or loss of Genzyme Molecular Oncology determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme Molecular Oncology in accordance with our management and accounting policies. Our charter also requires that all income and expenses of Genzyme be allocated among the divisions in a reasonable and consistent manner. However, subject to its fiduciary duties, our board of directors can, at

                                     GMO-16

                           GENZYME MOLECULAR ONCOLOGY
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) its discretion, change the methods of allocating earnings to each series of common stock. We intend to allocate earnings using our current methods for the foreseeable future.

    Because the earnings allocated to Molecular Oncology Stock are based on the income or losses attributable to Genzyme Molecular Oncology, we include financial statements and management's discussion and analysis of Genzyme Molecular Oncology to aid investors in evaluating its performance.

    While Molecular Oncology Stock is designed to reflect Genzyme Molecular Oncology's performance, it is common stock of Genzyme Corporation and not Genzyme Molecular Oncology; Genzyme Molecular Oncology is a division, not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of Molecular Oncology Stock have no specific rights to assets allocated to Genzyme Molecular Oncology. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme Molecular Oncology and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of Molecular Oncology Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of Molecular Oncology Stock and other tracking stockholders would only have the rights of common stockholders in the combined assets of Genzyme.

ALLOCATION POLICY

    Our charter sets forth what operations and assets are initially allocated to Genzyme Molecular Oncology and states that going forward the division will also include all business, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between Genzyme Molecular Oncology and our other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our divisional management and accounting policies, which appear in Exhibit 99.1 to this Annual Report on Form 10-K. Our charter requires that all assets and liabilities of Genzyme be allocated among the divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitudes and extent of allocations to each series of common stock without shareholder approval.

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

    - Actual usage--expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are

                                     GMO-17

                           GENZYME MOLECULAR ONCOLOGY
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     charged to the divisions for which the service is performed on a cost basis. Such charges are generally based on direct labor hours;

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

    Genzyme Molecular Oncology receives royalties related to the use of its technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, Genzyme Molecular Oncology recognizes revenue based on estimates of royalties earned during the applicable period and adjusts for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, Genzyme Molecular Oncology recognizes revenue upon receipt of licensee royalty statements.

NET INCOME (LOSS) PER SHARE

    Earnings per share is calculated for each series of Genzyme stock using the two-class method, as further described in the notes to the consolidated financial statements. We present earnings per share data

                                     GMO-18

                           GENZYME MOLECULAR ONCOLOGY
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) only in the consolidated financial statements of Genzyme because Genzyme Corporation is the issuer of the securities. Genzyme's divisions do not and cannot issue securities because they are not companies or legal entities.

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

    The comparable transaction model estimates fair value through comparison to valuations established for other transactions within the biotechnology and biosurgical areas involving similar programs and

                                     GMO-19

                           GENZYME MOLECULAR ONCOLOGY
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S OPERATING DIVISIONS (CONTINUED) products having similar terms and structure. In identifying comparable transactions, we consider, among other factors, the following:

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

    One division may compensate another division for a reallocation with cash or other consideration having a value equal to the fair market value of the reallocated assets. In the case of a reallocation of assets from Genzyme General to Genzyme Molecular Oncology, our board of directors may elect instead to account for the reallocation as an increase in Genzyme Molecular Oncology designated shares in accordance with the provisions of our charter. No gain or loss is recognized as a result of these transfers.

    Our policy regarding transfers of assets between divisions may not be changed by our board without the approval of the holders of Molecular Oncology Stock voting as a separate class unless the policy change does not affect Genzyme Molecular Oncology.

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

                                     GMO-20

                           GENZYME MOLECULAR ONCOLOGY
                       A DIVISION OF GENZYME CORPORATION

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

    - Our board of directors must approve interdivisional transactions that are performed on terms and conditions other than as described above and are material to one or more of the participating divisions. In giving its approval, our board of directors must determine that the transaction is fair and reasonable to each participating division and to holders of the common stock representing each participating division.

    - Divisions may make loans to other divisions. Any loan of $1 million or less matures within 18 months and accrues interest at the best borrowing rate available to the corporation for a loan of like type and duration. Our board of directors must approve any loan in excess of $1 million.
         In giving its approval, our board of directors must determine that the material terms of the loan, including the interest rate and maturity date, are fair and reasonable to each participating division and to holders of the common stock representing each such division.

    - All material interdivisional transactions are set forth in a written agreement that is signed by an authorized member of the management team of each division involved in the transaction.

    On December 31, 1999, Genzyme Molecular Oncology owed Genzyme General approximately $3.8 million in connection with these services. On December 31, 1998, approximately $4.8 million was owed.

TAX ALLOCATIONS

    We file a consolidated tax return and allocate income taxes to Genzyme Molecular Oncology based upon the financial statement income, taxable income, credits and other amounts properly allocable to each division under generally accepted accounting principles as if it were a separate taxpayer. We assess the realizability of our deferred tax assets at the division level. As a result, our consolidated tax provision may not equal the sum of the divisions' tax provision. As of the end of any fiscal quarter, however, if Genzyme Molecular Oncology cannot use any projected annual tax benefit attributable to it to offset or reduce its

                                     GMO-21

                           GENZYME MOLECULAR ONCOLOGY
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S OPERATING DIVISIONS (CONTINUED) current or deferred income tax expense, we may allocate the tax benefit to the other divisions in proportion to their taxable income without any compensating payment or allocation.

ACCESS TO TECHNOLOGY AND KNOW-HOW

    Genzyme Molecular Oncology has unrestricted access to all technology and know-how owned or controlled by Genzyme Corporation that may be useful in its business, subject to any obligations or limitations that apply to the corporation generally.

NOTE C. ACCOUNTS RECEIVABLE AND INTANGIBLE ASSETS

    Genzyme Molecular Oncology's trade receivables primarily represent amounts due from third party collaborators. Genzyme Molecular Oncology performs credit evaluations of its customers on an ongoing basis and generally does not require collateral. Genzyme Molecular Oncology states accounts receivable at fair value after reflecting an allowance for doubtful accounts. This allowance was $0.3 million at December 31, 1999 and $0.1 million at December 31, 1998. The following table contains information on Genzyme Molecular Oncology's intangible assets for the periods presented:

                                                        WEIGHTED AVERAGE                  WEIGHTED AVERAGE
                                                           ESTIMATED                         ESTIMATED
                                         DECEMBER 31,     USEFUL LIFE      DECEMBER 31,     USEFUL LIFE
                                             1999           (YEARS)            1998           (YEARS)
                                         ------------   ----------------   ------------   ----------------
                                                  (AMOUNTS IN THOUSANDS, EXCEPT USEFUL LIFE DATA)
Goodwill...............................     $14,405               3           $14,405                3
Completed technology...................      20,000               3            20,000                3
                                            -------                           -------
                                            $34,405                           $34,405
Less accumulated amortization..........     (28,985)                          (17,160)
                                            -------                           -------
Intangible assets, net.................     $ 5,420                           $17,245
                                            =======                           =======

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

                                     GMO-22

                           GENZYME MOLECULAR ONCOLOGY
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE D. PHARMAGENICS ACQUISITION (CONTINUED)
    The $7.0 million allocated to in-process research and development represents the value we assigned to PharmaGenics's programs that were still in the development stage and for which there was no alternative use. We assigned values to all of PharmaGenics's programs (both complete and in-process) by selecting the maximum anticipated value of these programs and comparing them to the values of comparable technologies. In 1997, we recorded a one-time charge to operations for the amount of the purchase price allocated to in-process technology.

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
                                                          ======           ======

    Genzyme Molecular Oncology's depreciation expense was $232,000 in 1999, $255,000 in 1998, and $74,000 in 1997.

NOTE F. INVESTMENT IN STRESSGEN/GENZYME LLC

    In July 1997, together with StressGen Biotechnologies Corp. and the Canadian Medical Discoveries Fund, Inc. ("CMDF"), we established StressGen/Genzyme LLC, a joint venture to develop stress gene therapies for the treatment of cancer. Because CMDF had the right to require StressGen and Genzyme Molecular Oncology to purchase its membership interest in the joint venture, Genzyme Molecular Oncology recorded 50% of the net operating losses of the joint venture. As of December 31, 1998, Genzyme Molecular Oncology's portion of the cumulative losses of StressGen/Genzyme LLC exceeded our initial capital contribution to the joint venture by $1.2 million and, as a result, Genzyme Molecular Oncology recorded the $1.2 million as a liability.

    For the period January through August 1999, Genzyme Molecular Oncology recorded an additional $0.8 million of losses from the joint venture, increasing the liability related to the joint venture to $2.0 million. In August 1999, CMDF exercised its put right and StressGen and Genzyme Molecular Oncology were required to purchase its membership interest in the joint venture at an aggregate price of $10.0 million (Canadian). As a result, Genzyme Molecular Oncology was obligated to repurchase one-half of the CMDF's interest in the joint venture for approximately $3.9 million ($5.0 million (Canadian)). To record the exercise of the put option, Genzyme Molecular Oncology recorded:

    - a $1.9 million increase to their liability related to the joint venture, thus increasing the liability to $3.9 million;

    - a $0.9 million increase to their investment in joint venture to reflect their 50% interest in the net assets of the joint venture; and

    - a $1.0 million charge to equity in net loss of unconsolidated affiliates because, at that time, it was expected that the joint venture would be dissolved and the joint venture interest would have no value beyond the cash it held.

                                     GMO-23

                           GENZYME MOLECULAR ONCOLOGY
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE F. INVESTMENT IN STRESSGEN/GENZYME LLC (CONTINUED)
    Genzyme Molecular Oncology completed the repurchase of CMDF's interest in October 1999 by issuing to CMDF 617,200 shares of Molecular Oncology Stock at a price of $6.375 per share. The purchase price was calculated in accordance with the joint venture agreements based on the market price of Molecular Oncology Stock over a period prior to the repurchase. To record the repurchase, Genzyme Molecular Oncology increased stockholders' equity by $3.9 million to reflect the issuance of the shares of Molecular Oncology Stock and decreased their liability related to the joint venture by $3.9 million to zero.

    Genzyme Molecular Oncology agreed to dissolve StressGen/Genzyme LLC in December 1999 and in connection with the dissolution the joint venture, received a cash distribution of $0.9 million which was equal to Genzyme Molecular Oncology's investment in the joint venture at that time.

    Genzyme Molecular Oncology does not present summary financial information for StressGen/ Genzyme LLC because the impact of its activities are not considered to be material to their operations for the years ended December 31, 1999 and 1998.

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

6% CONVERTIBLE SUBORDINATED DEBENTURES

    In August 1997, we issued $20.0 million in principal of 6% convertible subordinated debentures. These debentures were convertible into shares of Molecular Oncology Stock at a discount to the market value of that stock. Genzyme Molecular Oncology recorded charges to interest expense of $1.9 million in 1998 and $0.9 million in 1997 to reflect the accretion to fair value of the conversion feature of this debenture. In accordance with the terms of these debentures, they were exchanged in August 1998 for $21.2 million in principal of 5% convertible subordinated debentures convertible into Genzyme General Stock. In November 1998 we reserved approximately 3.0 million Genzyme Molecular Oncology designated shares for issuance in connection with this exchange. In October 1999 we increased the number of Genzyme Molecular Oncology designated shares reserved in connection with this exchange by approximately 0.3 million.

                                     GMO-24

                           GENZYME MOLECULAR ONCOLOGY
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE H. DIVISION EQUITY

    The following table contains the components of division equity for Genzyme Molecular Oncology for the periods presented:

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Balance at beginning of period..............................  $ 23,364   $ 13,466   $     --
Division net loss...........................................   (28,832)   (19,107)   (19,578)
Allocation of cash from Genzyme General for Genzyme
  Molecular Oncology designated shares(1)...................        --      5,000      1,381
Conversion of debentures into Genzyme Molecular Oncology
  designated shares.........................................        --     19,802         --
Conversion of note payable into Genzyme Molecular Oncology
  designated shares.........................................        --      2,696         --
Allocated proceeds from issuance of Molecular Oncology Stock
  under stock plans.........................................       308          7         --
Allocated proceeds from sale of warrants....................        --         --        724
Allocated stock compensation expense........................        10        114       (116)
Allocated value of Molecular Oncology Stock issued upon
  acquisition of PharmaGenics...............................        --         --     27,369
Allocated value of Molecular Oncology Stock issued upon
  repurchase of joint venture interest......................     3,935         --         --
Allocated value of debt conversion feature..................        --         --      3,529
Unrealized gain (loss) on investments.......................        --          7         (7)
Allocated equity adjustments................................        --      1,379        164
                                                              --------   --------   --------
Balance at end of period....................................  $ (1,215)  $ 23,364   $ 13,466
                                                              ========   ========   ========

------------------------

(1) Genzyme Molecular Oncology designated shares are shares of Molecular Oncology Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Molecular Oncology. As of December 31, 1999, there were 1,688,237 Genzyme Molecular Oncology designated shares, assuming a public offering of Molecular Oncology Stock is not completed prior to June 18, 2000. If such an offering is completed prior to that date, the number of Genzyme Molecular Oncology designated shares reserved for issuance in connection with this transaction will decrease based on a formula set forth in our charter.

                                     GMO-25

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

    The following table sets forth division net loss data for Genzyme Molecular Oncology as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS 123 based on the fair value at the grant dates of the awards, and the compensation expense related to Molecular Oncology Stock awards would be allocated to Genzyme Molecular Oncology in accordance with our allocation policies:

                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                   (AMOUNTS IN THOUSANDS)
  Division net loss:
    As reported.............................................  $ (28,832)  $ (19,107)  $ (19,578)
    Pro forma...............................................  $ (29,973)  $ (20,018)  $ (19,787)

    Note L., "Stockholders' Equity," to our consolidated financial statements contains information regarding the assumptions we made in calculating pro forma compensation expense in accordance with SFAS 123.

INTERDIVISIONAL FINANCING ARRANGEMENT

    In 1997, our board of directors made $25.0 million of Genzyme General's cash available to Genzyme Molecular Oncology. This arrangement was subject to dollar-for dollar reduction by the proceeds of outside financing received by Genzyme Molecular Oncology. When we issued $20.0 million in principal of 6% convertible subordinated debentures in August 1997, the amount available under the arrangement was reduced to $5.0 million. In September 1998, Genzyme Molecular Oncology drew the remaining $5.0 million available under this arrangement in exchange for Genzyme Molecular Oncology designated shares.

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

                                     GMO-26

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

    Genzyme Molecular Oncology's income (loss) before income taxes and the related income tax expense (benefit) are described in the following table:

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Currently payable:
  Federal...................................................  $     --   $     --   $     --
  State.....................................................        --         --         --
                                                              --------   --------   --------
      Total.................................................  $     --   $     --   $     --
                                                              ========   ========   ========
Deferred:
  Federal...................................................  $ (2,438)  $ (2,438)  $ (1,006)
  State.....................................................      (209)      (209)       (86)
                                                              --------   --------   --------
      Total income tax benefit..............................  $ (2,647)  $ (2,647)  $ (1,092)
                                                              ========   ========   ========

    Genzyme Molecular Oncology's provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

                                                                1999       1998      1997
                                                              --------   --------   -------
Tax at U.S. statutory rate..................................  (35.0)%    (35.0)%    (35.0)%
State taxes, net............................................   (1.1)      (2.0)      (3.0)
Tax credits.................................................   (2.5)      (2.5)      (2.4)
Nondeductible interest......................................     --        3.0        2.7
Nondeductible amortization..................................    5.4        8.1        6.4
Deductions subject to deferred tax valuation allowance......   24.8       16.2       22.4
                                                              -----      -----      -----
Effective tax rate..........................................   (8.4)%    (12.2)%     (8.9)%
                                                              =====      =====      =====

                                     GMO-27

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

    As Genzyme Molecular Oncology recognizes these deferred tax assets in accordance with generally accepted accounting principles, the benefits of those assets will be reflected in its tax provision. However, the benefit of these deferred tax assets has previously been allocated to Genzyme General in accordance with our management and accounting policies.

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

                                     GMO-28

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

                                     GMO-29

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

                                     GMO-30