Form 10-K/A, Exhibit 13
period 1999-12-31
GENZYME CORP
filed 2000-10-17
CIK 732485

                                                                    EXHIBIT 13.4

                              FINANCIAL STATEMENTS

                                                              PAGE NO.
                                                              --------
                      GENZYME SURGICAL PRODUCTS
                  A DIVISION OF GENZYME CORPORATION

  Combined Selected Financial Data..........................    GSP-2

  Management's Discussion and Analysis of Genzyme Surgical
    Products' Financial Condition and Results of
    Operations..............................................    GSP-5

  Combined Statements of Operations--For the Years Ended
    December 31, 1999, 1998
    and 1997................................................   GSP-16

  Combined Balance Sheets--December 31, 1999 and 1998.......   GSP-17

  Combined Statements of Cash Flows--For the Years Ended
    December 31, 1999, 1998
    and 1997................................................   GSP-18

  Notes to Combined Financial Statements....................   GSP-19

  Report of Independent Accountants.........................   GSP-34

                                     GSP-1

                           GENZYME SURGICAL PRODUCTS
                       A DIVISION OF GENZYME CORPORATION

                        COMBINED SELECTED FINANCIAL DATA

    Genzyme Surgical Products is our operating division that develops, manufactures and markets surgical products for cardiovascular surgery and general surgery.

    A series of our common stock, Genzyme Surgical Products Division Common Stock (which we refer to as "Surgical Products Stock") is designed to reflect the value and track the performance of this division. Surgical Products Stock is common stock of Genzyme Corporation, not of Genzyme Surgical Products; Genzyme Surgical Products is a division, not a company or legal entity, and therefore does not and cannot issue stock. The chief mechanisms intended to cause Surgical Products Stock to "track" the financial performance of Genzyme Surgical Products are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

    - factors the assets and liabilities and income or losses attributable to Genzyme Surgical Products into the determination of the amount available to pay dividends on Surgical Products Stock; and

    - requires us to exchange, redeem or distribute a dividend to the holders of Surgical Products Stock if all or substantially all of the assets allocated to Genzyme Surgical Products are sold to a third party.

    To determine earnings per share, we allocate Genzyme's earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Surgical Products Stock is defined in our charter as the net income or loss of Genzyme Surgical Products determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme Surgical Products in accordance with our management and accounting policies. Our charter also requires that all income and expenses of Genzyme be allocated among the divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in determining the types, magnitudes and extent of allocations to each series of common stock without shareholder approval.

    Because the earnings allocated to Surgical Products Stock are based on the income or losses attributable to Genzyme Surgical Products, we include financial statements and management's discussion and analysis of Genzyme Surgical Products to aid investors in evaluating its performance.

    The following combined selected financial data reflect the results of operations and financial position of the operations and assets we have allocated to Genzyme Surgical Products and should be read in conjunction with the financial statements of Genzyme Surgical Products and accompanying notes.

    We established Genzyme Surgical Products as a division in June 1999. The business of Genzyme Surgical Products had previously been accounted for as a business unit of Genzyme General. The products and assets allocated to Genzyme Surgical Products are those we acquired upon the purchase of Deknatel Snowden Pencer, Inc. in 1996, the Sepra products (our line of products and product candidates designed to limit post-operative adhesions), and our research and development programs in biomaterials and gene and cell therapy for cardiovascular disease. Genzyme General transferred $150.0 million in cash, cash equivalents and investments, and certain other assets, to Genzyme Surgical Products in connection with the creation of Genzyme Surgical Products as a separate division of Genzyme. In exchange for this transfer, we issued approximately 14.8 million shares of Surgical Products Stock and distributed them as a dividend to holders of Genzyme General Stock. These financial statements reflect the financial position, results of operations and cash flows attributable to Genzyme Surgical Products as if it had been accounted for as a separate division of the corporation for all periods presented.

                                     GSP-2

                           GENZYME SURGICAL PRODUCTS
                       A DIVISION OF GENZYME CORPORATION

                        COMBINED SELECTED FINANCIAL DATA

COMBINED STATEMENTS OF OPERATIONS DATA

                                                      FOR THE YEARS ENDED DECEMBER 31,
                                          --------------------------------------------------------
                                            1999        1998        1997        1996        1995
                                          ---------   ---------   ---------   ---------   --------
                                                           (AMOUNTS IN THOUSANDS)
Net product sales(1)....................  $ 111,981   $ 103,958   $ 100,835   $  50,714   $      8
Operating costs and expenses:
  Cost of products sold(2)..............     67,242      72,274      59,802      32,654        733
  Selling, general and administrative...     63,237      57,297      54,061      28,399      2,576
  Research and development..............     28,056      18,618      11,287       7,693      5,971
  Amortization of intangibles...........      5,750       5,748       5,647       2,984         --
  Purchase of in-process research and
    development(3)......................         --          --          --      24,170         --
                                          ---------   ---------   ---------   ---------   --------
    Total operating costs and
      expenses..........................    164,285     153,937     130,797      95,900      9,280
                                          ---------   ---------   ---------   ---------   --------
Operating loss..........................    (52,304)    (49,979)    (29,962)    (45,186)    (9,272)
Other income (expenses):
  Equity in net income (loss) of
    unconsolidated affiliates...........        (35)         (6)        (78)          2         (1)
  Other.................................        138          60         236           8         --
  Investment income.....................      4,199         144          98          84         --
  Interest expense......................        (35)        (75)        (34)        (58)        --
                                          ---------   ---------   ---------   ---------   --------
    Total other income (expenses).......      4,267         123         222          36         (1)
                                          ---------   ---------   ---------   ---------   --------
Loss before income taxes................    (48,037)    (49,856)    (29,740)    (45,150)    (9,273)
Tax benefit.............................         --          --          --         837         --
                                          ---------   ---------   ---------   ---------   --------
Division net loss.......................  $ (48,037)  $ (49,856)  $ (29,740)  $ (44,313)  $ (9,273)
                                          =========   =========   =========   =========   ========

                                     GSP-3

                           GENZYME SURGICAL PRODUCTS
                       A DIVISION OF GENZYME CORPORATION

                        COMBINED SELECTED FINANCIAL DATA

COMBINED BALANCE SHEET DATA

                                                                    DECEMBER 31,
                                                ----------------------------------------------------
                                                  1999       1998       1997       1996       1995
                                                --------   --------   --------   --------   --------
                                                               (AMOUNTS IN THOUSANDS)
Cash and investments(4).......................  $126,125   $     --   $    975   $  2,182     $ --
Working capital(4)............................    98,465     32,714     34,279     40,556      118
Total assets(4)...............................   370,924    234,216    242,566    253,609      175
Division equity(4)............................   353,918    227,088    234,969    239,040      175

------------------------

(1) On July 1, 1996, we acquired Deknatel Snowden Pencer, Inc., or "DSP".

(2) Cost of products sold for 1998 includes a $10.4 million charge to write-down our Sepra products inventory to net realizable value.

(3) In 1996, we recorded a $24.2 million charge for the purchase of in-process research and development in connection with its acquisition of DSP.

(4) We created Genzyme Surgical Products as a separate division of Genzyme on June 28, 1999. Prior to this date, the operations of Genzyme Surgical Products were included in the allocated results of Genzyme General. On June 28, 1999, Genzyme General transferred $150.0 million in cash, cash equivalents, investments and certain other assets to Genzyme Surgical Products in connection with the creation of Genzyme Surgical Products as a separate division of Genzyme. In exchange for this transfer, we issued approximately 14.8 million shares of Surgical Products Stock.

                                     GSP-4

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

    We established Genzyme Surgical Products as a separate division of Genzyme in June 1999. The business of Genzyme Surgical Products had previously been accounted for as a business unit of Genzyme General. The products and assets allocated to Genzyme Surgical Products are those we acquired upon the purchase of Deknatel Snowden Pencer, Inc. in 1996, the Sepra products (our line of products and product candidates designed to limit post-operative adhesions), and our research and development programs in biomaterials and gene and cell therapy for cardiovascular disease. Genzyme General transferred $150.0 million in cash, cash equivalents, investments, and certain other assets, to Genzyme Surgical Products in connection with the creation of Genzyme Surgical Products as a separate division of Genzyme. In exchange for this transfer, we issued approximately 14.8 million shares of Surgical Products Stock and distributed them as a dividend to holders of Genzyme General Stock. These financial statements reflect the financial position, results of operations and cash flows attributable to Genzyme Surgical Products as if it had been accounted for as a separate division of the corporation for all periods presented.

    We prepare the financial statements of Genzyme Surgical Products in accordance with generally accepted accounting principles. We present financial information and accounting policies specific to Genzyme Surgical Products in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read the consolidated financial statements in conjunction with the financial statements of Genzyme Surgical Products. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains our accounting policies.

    Genzyme Surgical Products Common Stock, which we refer to as "Surgical Products Stock," is a series of our common stock that is designed to reflect the value and track the performance of Genzyme Surgical Products. The chief mechanisms intended to cause Surgical Products Stock to "track" the financial performance of Genzyme Surgical Products are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

    - factors the assets and liabilities and income or losses attributable to Genzyme Surgical Products into the determination of the amount available to pay dividends on Surgical Products Stock; and

    - requires us to exchange, redeem or distribute a dividend to the holders of Surgical Products Stock if all or substantially all of the assets allocated to Genzyme Surgical Products are sold to a third party (a dividend or redemption payment must equal in value the net after-tax proceeds from the sale; an exchange must be for Genzyme General Stock at a 10% premium to the exchanged stock's average market price following the announcement of the sale).

    To determine earnings per share, we allocate Genzyme's earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Surgical Products Stock is defined in our charter as the net income or loss of Genzyme Surgical Products determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme Surgical Products in accordance with our management and accounting policies. Our charter

                                     GSP-5
also requires that all income and expenses of Genzyme be allocated among the divisions in a reasonable and consistent manner. However, subject to its fiduciary duties, our board of directors can, at its discretion, change the methods of allocating earnings to each series of common stock. We intend to allocate earnings using our current methods for the foreseeable future.

    Because the earnings allocated to Surgical Products Stock are based on the income or losses attributable to Genzyme Surgical Products, we include financial statements and management's discussion and analysis of Genzyme Surgical Products to aid investors in evaluating its performance.

    While Surgical Products Stock is designed to reflect Genzyme Surgical Products' performance, it is common stock of Genzyme Corporation and not Genzyme Surgical Products; Genzyme Surgical Products is a division, not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of Genzyme Surgical Products Stock have no specific rights to assets allocated to Genzyme Surgical Products. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme Surgical Products and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of Surgical Products Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of Surgical Products Stock and other tracking stockholders would only have the rights of common stockholders in the combined assets of Genzyme.

    Our charter sets forth what programs and businesses are initially allocated to Genzyme Surgical Products and states that going forward the division will also include all businesses, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between Genzyme Surgical Products and our other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our divisional management and accounting policies, which appear in Exhibit 99.1 to this Annual Report on Form 10-K. Our charter requires that all assets and liabilities of Genzyme be allocated among the divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitudes and extent of allocations to each series of common stock without shareholder approval.

    We present earnings per share data for Surgical Products Stock in our consolidated financial statements. We present financial information and accounting policies specific to Genzyme Surgical Products in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should, therefore, read this discussion and analysis of Genzyme Surgical Products' financial position and results of operations in conjunction with the financial statements and related notes of Genzyme Surgical Products, the discussion and analysis of Genzyme's financial position and results of operations, and the consolidated financial statements and related notes of Genzyme, all of which are included in this annual report.

    In March 2000, we entered into an agreement to acquire Biomatrix, Inc. Upon completion of the acquisition, we will form a new operating division, and the assets and liabilities allocated to Genzyme Surgical Products and Genzyme Tissue Repair will be re-allocated to that new division. For more information you should read the section entitled "Subsequent Event" below.

RESULTS OF OPERATIONS

    The following discussion summarizes the key factors our management believes are necessary for an understanding of Genzyme Surgical Products' financial statements.

                                     GSP-6

    The components of Genzyme Surgical Products' combined statements of operations are described in the following table:

                                                                       99/98                    98/97
                                                                INCREASE/(DECREASE)      INCREASE/(DECREASE)
                              1999        1998        1997           % CHANGE                 % CHANGE
                            ---------   ---------   ---------   -------------------      -------------------
                                             (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Total revenues............  $ 111,981   $ 103,958   $ 100,835              8%                      3%
Cost of products sold.....     67,242      72,274      59,802             (7)%                    21%
Selling, general and
  administrative..........     63,237      57,297      54,061             10%                      6%
Research and
  development.............     28,056      18,618      11,287             51%                     65%
Amortization of
  intangibles.............      5,750       5,748       5,647              0%                      2%
                            ---------   ---------   ---------
    Total operating costs
      and expenses........    164,285     153,937     130,797              7%                     18%
                            ---------   ---------   ---------
Operating loss............    (52,304)    (49,979)    (29,962)             5%                     67%
Other income (expenses),
  net.....................      4,267         123         222          3,369%                    (45)%
                            ---------   ---------   ---------
Division net loss.........  $ (48,037)  $ (49,856)  $ (29,740)            (4)%                    68%
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

                                     GSP-7

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

    During the third quarter of 1998, Genzyme Surgical Products revised its forecasted sales of Sepra products and, in accordance with our policy, analyzed the Sepra products inventory to determine whether the carrying value exceeded the net realizable value. The revised forecast showed slower sales growth as well as higher manufacturing and sales and marketing costs than originally expected. In addition, the Sepra products inventory on-hand had a relatively high cost per unit because production was significantly less than originally planned. As a result, in the third quarter of 1998, Genzyme Surgical Products recorded a $10.4 million charge to cost of products sold to write down its Sepra products inventory to net realizable value. Without the effect of this charge, Genzyme Surgical Products' gross margin for 1998 would have been 40%.

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

                                     GSP-8

SG&A AND R&D EXPENSES

1999 AS COMPARED TO 1998

    Genzyme Surgical Products' selling, general and administrative expense increased in 1999 as a result of higher fringe benefit expenses and costs associated with the creation of Genzyme Surgical Products as a separate division of Genzyme.

    Genzyme Surgical Products' research and development expense for 1998 includes a $1.7 million charge taken in the third quarter of 1998 to write off certain costs related to equipment that it used to manufacture the Sepra products. Excluding this charge, the increase in research and development costs was a result of the increased spending for Genzyme Surgical Products' cell and gene therapy programs as well as the initiation of several clinical trials for its products. The increase in research and development costs was also attributable to a $2.0 million milestone payment to a collaborator that was recorded in June 1999.

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

                                     GSP-9

LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 1999, Genzyme Surgical Products had cash, cash equivalents, and short- and long-term investments of $126.1 million. Genzyme Surgical Products had no cash, cash equivalents, and short-and long-term investments at December 31, 1998.

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

    In June 1999, Genzyme General transferred $150.0 million in cash, cash equivalents and investments to Genzyme Surgical Products in connection with the establishment of Genzyme Surgical Products as a separate division of Genzyme. In exchange for this transfer, approximately 14.8 million shares of Surgical Products Stock were issued and distributed as a dividend to holders of Genzyme General Stock.

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

       - expanding facilities; and

       - working capital.

    In addition, if Genzyme Surgical Products exercises its option to purchase the limited partnership interests in Genzyme Development Partners, L.P. and uses cash to pay all or a portion of the purchase price, Genzyme Surgical Products' cash resources will be diminished (See Note L., "Genzyme Development Partners, L.P.," to Genzyme Surgical Products' combined financial statements, which are included in this report and the discussion below). Genzyme Surgical Products currently intends to provide approximately $6.0 million of funding to GDP for the Sepra programs through 2000, based on the 2000 budget for the programs. Future funding commitments for the Sepra development programs will be evaluated on an annual basis.

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

                                     GSP-10

       - costs involved in enforcing patent claims and other intellectual property rights;

       - market acceptance of novel approaches and therapies;

       - development of competitive products; and

       - ability to satisfy regulatory requirements of the FDA and other governmental authorities.

    Genzyme Surgical Products may require significant additional financing to continue operations beyond 2001. We cannot guarantee that we will be able to obtain any additional financing for Genzyme Surgical Products or find it on favorable terms. If Genzyme Surgical Products has insufficient funds or we are unable to raise additional funds for Genzyme Surgical Products, it may delay, scale back or eliminate certain of its programs. Genzyme Surgical Products may also have to give third parties rights to commercialize technologies or products that it would otherwise have sought to commercialize itself.

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

                                     GSP-11

    - the enforcement of patent and other intellectual property rights;

    - market acceptance of novel approaches and therapies;

    - the development of competitive products; and

    - the ability to satisfy regulatory requirements of the FDA and other government authorities.

    Genzyme Surgical Products may require significant additional financing to continue operations at anticipated levels. We cannot guarantee that we will be able to obtain any additional financing for Genzyme Surgical Products or find it on favorable terms. If Genzyme Surgical Products has insufficient funds or we are unable to raise additional funds for Genzyme Surgical Products, it may have to delay, reduce or eliminate some of its programs. Genzyme Surgical Products may also have to give third parties rights to commercialize technologies or products that it would otherwise have sought to commercialize itself.

IF GENZYME SURGICAL PRODUCTS EXERCISES AN OPTION TO PURCHASE INTERESTS IN
  GENZYME DEVELOPMENT PARTNERS, ITS CASH RESOURCES MAY DIMINISH AND THE RIGHTS OF ITS STOCKHOLDERS MAY BE DILUTED.

    In 1989, we organized Genzyme Development Partners, L.P., a special purpose research and development entity, and transferred to it technology and commercial rights to the Sepra products. We have an option to purchase the limited partnership interests in the partnership under certain circumstances for approximately $26 million plus continuing royalties based on certain sales of the Sepra products. We have allocated the purchase option to Genzyme Surgical Products. The option's exercise price is payable in cash, shares of Genzyme General Stock or a combination of the two, as determined by Genzyme Surgical Products when it exercises the option.

    If Genzyme Surgical Products exercises this option, it will have to make substantial cash payments or compensate Genzyme General with Genzyme Surgical Products designated shares for the Genzyme General Stock used, or both. If the division makes cash payments, its cash resources would diminish. If it makes the payment in whole or in part in shares of Genzyme General Stock, then our board of directors would need to approve the issuance of Genzyme General Stock in return for Genzyme General having reserved for it a number of Genzyme Surgical Products designated shares with a fair market value equal to the fair market value of the shares of Genzyme General Stock. Those Genzyme Surgical Products designated shares would be shares of Surgical Products Stock that our board would have the option to issue from time to time with all proceeds allocable to Genzyme General. Beginning on June 30, 2000, and on every June 30th thereafter, we will have to distribute substantially all the Genzyme Surgical Products designated shares if the number of those shares exceeds 10% of the number of shares of Surgical Products Stock then outstanding.

    We cannot guarantee that our board of directors would authorize the issuance of shares of Genzyme General Stock for payment of the option exercise price and the reservation of any Genzyme Surgical Products designated shares. If our board of directors reserves and subsequently distributes or otherwise disposes of any Genzyme Surgical Products designated shares, this would substantially dilute the rights of the holders of Surgical Products Stock and could significantly affect the market price of Surgical Products Stock.

    If Genzyme Surgical Products does not exercise the option or otherwise purchase the partnership, the partnership would have the right to sell or otherwise transfer to a third party a license to background technology that we granted to it. A sale or transfer of this technology may terminate our joint venture with the partnership to manufacture and sell the Sepra products in the U.S. and Canada. In addition, failure to exercise the option would cause the joint venture to become terminable upon 90 days' prior notice by either Genzyme or Genzyme Development Partners.

                                     GSP-12

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

                                     GSP-13

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

                                     GSP-14

SUBSEQUENT EVENT

    In March 2000, we entered into an agreement to acquire Biomatrix, Inc. Upon the effectiveness of our Registration Statement on Form S-4 and completion of the merger, we will form a new operating division called Genzyme Biosurgery and create a new series of common stock is intended to reflect its value and track its performance. We refer to this stock as "Biosurgery Stock." In connection with the merger, and upon Genzyme shareholder approval, the assets and liabilities allocated to Genzyme Surgical Products will be re-allocated to Genzyme Biosurgery and shares of Surgical Products Stock will be exchanged for Biosurgery Stock. We will account for the acquisition of Biomatrix as a purchase.

    Biomatrix stockholders will receive $37.00 in cash, one share of Biosurgery Stock or a combination of cash and stock for each share of Biomatrix common stock they hold. The merger agreement provides, however, that the cash component of the merger consideration will not exceed 28.38% of the total merger consideration, or approximately $245 million. Holders of Surgical Products Stock will receive 0.6060 share of Biosurgery Stock in exchange for each share of Surgical Products Stock they hold.

    For more information about the merger and the merger consideration, we encourage you to carefully read our Registration Statement on Form S-4 (File No. 333-34972) filed with the SEC on April 18, 2000 and as amended from time to time.

    The acquisition is subject to:

       - approval by Biomatrix's shareholders;

       - approval by our shareholders, including separate approvals of the holders of Surgical Products Stock and Tissue Repair Stock; and

       - other customary closing conditions.

                                     GSP-15

                           GENZYME SURGICAL PRODUCTS
                       A DIVISION OF GENZYME CORPORATION
                       COMBINED STATEMENTS OF OPERATIONS

                                                                     FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                   (AMOUNTS IN THOUSANDS)
Total revenues..............................................  $ 111,981   $ 103,958   $ 100,835
Operating costs and expenses:
  Cost of products sold.....................................     67,242      72,274      59,802
  Selling, general and administrative.......................     63,237      57,297      54,061
  Research and development..................................     28,056      18,618      11,287
  Amortization of intangibles...............................      5,750       5,748       5,647
                                                              ---------   ---------   ---------
      Total operating costs and expenses....................    164,285     153,937     130,797
                                                              ---------   ---------   ---------
Operating loss..............................................    (52,304)    (49,979)    (29,962)
Other income (expenses):
  Equity in net loss of unconsolidated affiliates...........        (35)         (6)        (78)
  Other.....................................................        138          60         236
  Investment income.........................................      4,199         144          98
  Interest expense..........................................        (35)        (75)        (34)
                                                              ---------   ---------   ---------
      Total other income (expenses).........................      4,267         123         222
                                                              ---------   ---------   ---------
Division net loss...........................................  $ (48,037)  $ (49,856)  $ (29,740)
                                                              =========   =========   =========
Comprehensive loss, net of tax:

Division net loss...........................................  $ (48,037)  $ (49,856)  $ (29,740)
Other comprehensive income (loss), net of tax:
  Unrealized losses on securities arising during the
    period..................................................     (1,839)         --          --
                                                              ---------   ---------   ---------
Comprehensive loss..........................................  $ (49,876)  $ (49,856)  $ (29,740)
                                                              =========   =========   =========

    The accompanying notes are an integral part of these combined financial statements.

                                     GSP-16

                           GENZYME SURGICAL PRODUCTS
                       A DIVISION OF GENZYME CORPORATION
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

                                     GSP-17

                           GENZYME SURGICAL PRODUCTS
                       A DIVISION OF GENZYME CORPORATION

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                     FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                   (AMOUNTS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Division net loss...........................................  $ (48,037)  $ (49,856)  $ (29,740)
Reconciliation of division net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................      8,181       8,008       8,831
  Equity in loss of unconsolidated affiliate................         35           6          78
  Accrued interest/amortization of marketable securities....      1,144          --          --
  Loss on sale of plant and equipment.......................         91          --          --
  Provision for bad debts and inventory.....................      1,431         526         759
  Other.....................................................         --         (60)       (236)
  Increase (decrease) in cash from working capital:
    Accounts receivable.....................................     (4,579)     (2,140)      3,179
    Inventories.............................................     (9,540)      3,791       2,865
    Prepaid expenses and other assets.......................      1,117      (1,469)        259
    Accounts payable and accrued expenses...................      2,709       1,885      (2,123)
    Due to Genzyme General..................................      6,406          --          --
                                                              ---------   ---------   ---------
      Net cash used in operating activities.................    (41,042)    (39,309)    (16,128)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of investments....................................    (15,161)         --          --
Sales and maturities of investments.........................     36,878          --          --
Purchase of investments in equity securities................     (4,000)         --          --
Acquisitions of property, plant and equipment...............     (3,877)     (1,959)     (3,112)
Purchase of technology rights...............................     (1,400)         --          --
Other.......................................................        401        (688)     (1,039)
                                                              ---------   ---------   ---------
      Net cash provided by (used in) investing activities...     12,841      (2,647)     (4,151)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash allocated from Genzyme General.....................     49,414      41,484      19,003
Payments of debt and capital lease obligations..............         --        (152)       (173)
Bank overdraft..............................................      1,681          --          --
Other.......................................................       (221)       (351)        242
                                                              ---------   ---------   ---------
      Net cash provided by financing activities.............     50,874      40,981      19,072
Increase (decrease) in cash and cash equivalents............     22,673        (975)     (1,207)
Cash and cash equivalents at beginning of period............         --         975       2,182
                                                              ---------   ---------   ---------
Cash and cash equivalents at end of period..................  $  22,673   $      --   $     975
                                                              =========   =========   =========
Supplemental cash flow information:
  Cash paid during the year for interest                      $      35   $       9   $      29
Supplemental disclosures of non-cash transactions:
  Transfer of investment--Note A.
  Transfer of property, plant and equipment--Note F.

    The accompanying notes are an integral part of these combined financial statements.

                                     GSP-18

                           GENZYME SURGICAL PRODUCTS
                       A DIVISION OF GENZYME CORPORATION

                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

    Genzyme Surgical Products is our operating division that develops, manufactures and markets surgical products for cardiovascular surgery and general surgery.

BASIS OF PRESENTATION

    The combined financial statements of Genzyme Surgical Products for each period include the balance sheets, results of operations and cash flows of the businesses we allocate to Genzyme Surgical Products. We also allocate a portion of our corporate operations to Genzyme Surgical Products using methods described in our allocation policy below. These combined financial statements are prepared using amounts included in our consolidated financial statements included in this annual report. We have reclassified certain 1998 and 1997 data to conform with the 1999 presentation.

    We prepare the financial statements of Genzyme Surgical Products in accordance with generally accepted accounting principles. We present financial information and accounting policies specific to Genzyme Surgical Products in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read the consolidated financial statements in conjunction with the financial statements of Genzyme Surgical Products. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains our accounting policies. We incorporate that information into this note by reference.

TRACKING STOCK

    Genzyme Surgical Products Common Stock, which we refer to as "Surgical Products Stock," is a series of our common stock that is designed to reflect the value and track the performance of Genzyme Surgical Products. The chief mechanisms intended to cause Surgical Products Stock to "track" the financial performance of Genzyme Surgical Products are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

    - factors the assets and liabilities and income or losses attributable to Genzyme Surgical Products into the determination of the amount available to pay dividends on Surgical Products Stock; and

    - requires us to exchange, redeem or distribute a dividend to the holders of Surgical Products Stock if all or substantially all of the assets allocated to Genzyme Surgical Products are sold to a third party (a dividend or redemption payment must equal in value the net after-tax proceeds from the sale; an exchange must be for Genzyme General Stock at a 10% premium to the exchanged stock's average market price following the announcement of the sale).

    To determine earnings per share, we allocate Genzyme's earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Surgical Products Stock is defined in our charter as the net income or loss of Genzyme Surgical Products determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme Surgical Products in accordance with our management and accounting policies. Our charter also requires that all income and expenses of Genzyme be allocated among the divisions in a reasonable and consistent manner. However, subject to its fiduciary duties, our board of directors can, at its discretion,

                                     GSP-19

                           GENZYME SURGICAL PRODUCTS
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) change the methods of allocating earnings to each series of common stock. We intend to allocate earnings using our current methods for the foreseeable future.

    Because the earnings allocated to Surgical Products Stock are based on the income or losses attributable to Genzyme Surgical Products, we include financial statements and management's discussion and analysis of Genzyme Surgical Products to aid investors in evaluating its performance.

    While Surgical Products Stock is designed to reflect Genzyme Surgical Products' performance, it is common stock of Genzyme Corporation and not Genzyme Surgical Products; Genzyme Surgical Products is a division, not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of Surgical Products Stock have no specific rights to assets allocated to Genzyme Surgical Products. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme Surgical Products and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of Surgical Products Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of Surgical Products Stock and other tracking stockholders would only have the rights of common stockholders in the combined assets of Genzyme.

ALLOCATION POLICY


    Our charter sets forth what operations and assets are initially allocated to Genzyme Surgical Products and states that going forward the division will also include all business, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between Genzyme Surgical Products and our other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our divisional management and accounting policies, which appear in Exhibit 99.1 to this Annual Report on Form 10-K. Our charter requires that all assets and liabilities of Genzyme be allocated among the divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitudes and extent of allocations to each series of common stock without shareholder approval.


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

                                     GSP-20

                           GENZYME SURGICAL PRODUCTS
                       A DIVISION OF GENZYME CORPORATION

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

NET INCOME (LOSS) PER SHARE

    Earnings per share is calculated for each series of Genzyme stock using the two-class method, as further described in the notes to the consolidated financial statements. We present earnings per share data only in the consolidated financial statements of Genzyme because Genzyme Corporation is the issuer of the securities Genzyme's divisions do not and cannot issue securities because they are not companies or legal entities.

NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S OPERATING
DIVISIONS

    Because each of our operating divisions is a part of a single company, our board of directors has adopted policies to address issues that may arise among divisions and to govern the management of and the relationships between each division. With some exceptions that are mentioned specifically in this note, our board of directors may modify or rescind these policies, or adopt additional policies, in its sole

                                     GSP-21

                           GENZYME SURGICAL PRODUCTS
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S OPERATING
DIVISIONS (CONTINUED)
discretion without stockholder approval, subject only to our board of directors' fiduciary duty to stockholders. Generally accepted accounting principles require that any change in policy be preferable (in accordance with these principles) to the previous policy.

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

                                     GSP-22

                           GENZYME SURGICAL PRODUCTS
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S OPERATING DIVISIONS (CONTINUED)
    We customarily use the comparable transaction model to corroborate valuations derived under the risk-adjusted discounted cash flow model.

                                     GSP-23

                           GENZYME SURGICAL PRODUCTS
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S OPERATING
DIVISIONS (CONTINUED)
    When determining the fair value of a program under development using either model, our board of directors also takes into account the following criteria in the case of a program under development:

    - the commercial potential of the program;

    - the phase of clinical development of the program;

    - the expenses associated with realizing any income from the program and the likelihood and time of the realization; and

    - other matters that our board of directors and its financial advisors, if any, deem relevant.

    One division may compensate another division for a reallocation with cash or other consideration having a value equal to the fair market value of the reallocated assets. In the case of a reallocation of assets from Genzyme General to Genzyme Surgical Products, our board of directors may elect instead to account for the reallocation as an increase in Genzyme Surgical Products designated shares in accordance with the provisions of our charter. Genzyme Surgical Products designated shares are shares of Surgical Products Stock that are not issued and outstanding, but which our board of directors may issue, sell, or distribute without allocating the proceeds to Genzyme Surgical Products. No gain or loss is recognized as a result of these transfers.

    Our policy regarding transfers of assets between divisions may not be changed by our board of directors without the approval of the holders of Surgical Products Stock voting as a separate class unless the policy change does not affect Genzyme Surgical Products.

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

    - We charge the manufacturing of goods and performance of services by one division exclusively for another division to the division for which it is performed on a cost basis. We include in manufacturing costs an interest charge (based on our short-term borrowing rate at the beginning of the fiscal year) on the gross fixed assets used in the manufacturing process. To perform this calculation, we determine gross fixed assets for the facility used at the beginning of each fiscal year and apply our short-term borrowing rate. We allocate direct labor and indirect costs in reasonable and consistent

                                     GSP-24

                           GENZYME SURGICAL PRODUCTS
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S OPERATING
DIVISIONS (CONTINUED)
     manners based on the benefit received by a division of related goods and services. Divisions performing services for other divisions do not recognize revenue for the services they perform.

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

NOTE C. OTHER CHARGES

    During the third quarter of 1998, Genzyme Surgical Products revised its forecasted sales of Sepra products and, in accordance with our policy, analyzed the Sepra products inventory to determine whether

                                     GSP-25

                           GENZYME SURGICAL PRODUCTS
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE C. OTHER CHARGES (CONTINUED)
the carrying value exceeded the net realizable value. The revised forecast showed slower sales growth as well as higher manufacturing and sales and marketing costs than originally expected. In addition, the Sepra products inventory on-hand had a relatively high cost per unit because production was significantly less than originally planned. As a result, in the third quarter of 1998, Genzyme Surgical Products recorded a $10.4 million charge to cost of products sold to write down its Sepra products inventory to net realizable value.

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

NOTE D. ACCOUNTS RECEIVABLE AND INTANGIBLE ASSETS

    Genzyme Surgical Products' trade receivables primarily represent amounts due from healthcare service providers. Genzyme Surgical Products performs credit evaluations of its customers on an ongoing basis and generally does not require collateral. Genzyme Surgical Products states accounts receivable at fair value after reflecting an allowance for doubtful accounts. This allowance was $0.3 million at December 31, 1999 and $0.4 million at December 31, 1998. The following table contains information on Genzyme Surgical Products' intangible assets for the periods presented:

                                                                  WEIGHTED                   WEIGHTED
                                                                   AVERAGE                    AVERAGE
                                                                  ESTIMATED                  ESTIMATED
                                                                   USEFUL                     USEFUL
                                                   DECEMBER 31,     LIFE      DECEMBER 31,     LIFE
                                                       1999        (YEARS)        1998        (YEARS)
                                                   ------------   ---------   ------------   ---------
                                                     (AMOUNTS IN THOUSANDS, EXCEPT USEFUL LIFE DATA)
Goodwill.........................................    $129,847           40      $130,544        40
Tradenames.......................................      45,878           40        45,878        40
Patents..........................................      15,319           12        15,319        12
Other............................................       1,890            9           490        14
                                                     --------                   --------
                                                      192,934                    192,231
Less accumulated amortization....................     (20,101)                   (14,334)
                                                     --------                   --------
Intangible assets, net...........................    $172,833                   $177,897
                                                     ========                   ========

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
                                                        =======          =======

                                     GSP-26

                           GENZYME SURGICAL PRODUCTS
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE F. PROPERTY, PLANT AND EQUIPMENT

                                                              DECEMBER 31,
                                                        -------------------------
                                                          1999             1998
                                                        --------         --------
                                                         (AMOUNTS IN THOUSANDS)
Plant and equipment...................................  $10,276          $ 8,934
Land and buildings....................................    8,268            8,261
Leasehold improvements................................      434              434
Furniture and fixtures................................    4,001            3,944
Construction-in-progress..............................    1,407              614
                                                        -------          -------
                                                         24,386           22,187
Less accumulated depreciation.........................   (6,765)          (5,938)
                                                        -------          -------
Property, plant and equipment, net....................  $17,621          $16,249
                                                        =======          =======

    Genzyme Surgical Products' depreciation expense was $2.4 million in 1999, $2.5 million in 1998, and $2.7 million in 1997. The estimated cost of completion for assets under construction as of December 31, 1999 is $1.9 million.

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

                                     GSP-27

                           GENZYME SURGICAL PRODUCTS
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE G. INVESTMENTS (CONTINUED)
    Genzyme Surgical Products records gross unrealized holding gains and losses in division equity. The following table sets forth the amounts recorded:

                                                        DECEMBER 31,
                                                            1999
                                                        ------------
Unrealized holding losses.............................     $1,839

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

NOTE H. ACCRUED EXPENSES

                                                                  DECEMBER 31,
                                                             ----------------------
                                                               1999          1998
                                                             --------      --------
                                                                  (AMOUNTS IN
                                                                   THOUSANDS)
Compensation...............................................   $2,812        $1,555
Professional fees..........................................      466           291
Royalties..................................................      610           523
Other......................................................    3,150           613
                                                              ------        ------
                                                              $7,038        $2,982
                                                              ======        ======

NOTE I. LONG-TERM DEBT AND LEASES

REVOLVING CREDIT FACILITY

    Note K., "Long Term Debt and Leases," to our consolidated financial statements contains information regarding our revolving credit facilities. We incorporate that information into this note by reference.

                                     GSP-28

                           GENZYME SURGICAL PRODUCTS
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE I. LONG-TERM DEBT AND LEASES (CONTINUED)
OPERATING LEASES

    Genzyme Surgical Products leases facilities and personal property under operating leases with terms in excess of one year. Genzyme Surgical Products' total expense under operating leases was:

          1999                      1998                      1997
------------------------  ------------------------  ------------------------
      $0.2 million              $0.2 million              $0.2 million

    Over the next five years, Genzyme Surgical Products will be required to repay the following amounts under operating leases:

        2000              2001         2002         2003         2004      AFTER 2004
---------------------  -----------  -----------  -----------  -----------  -----------
                          $0.2         $0.3         $0.3         $0.3         $3.0
    $0.2 million          million      million      million      million      million

NOTE J. DIVISION EQUITY

    The following table contains the components of division equity for Genzyme Surgical Products for the periods presented:

                                                               DECEMBER 31,
                                                   ------------------------------------
                                                     1999          1998          1997
                                                   --------      --------      --------
                                                          (AMOUNTS IN THOUSANDS)
Balance at beginning of period...............      $227,088      $234,969      $239,040
Division net loss............................       (48,037)      (49,856)      (29,740)
Unrealized gain (loss) on investments........        (1,839)           --            --
Allocation from Genzyme General..............       176,706        41,975        25,669
                                                   --------      --------      --------
Balance at end of period.....................      $353,918      $227,088      $234,969
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

    The following table sets forth division net loss data for Genzyme Surgical Products as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS 123 based on

                                     GSP-29

                           GENZYME SURGICAL PRODUCTS
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE J. DIVISION EQUITY (CONTINUED)
the fair value at the grant dates of the awards, and the compensation expense related to Surgical Products Stock awards would be allocated to Genzyme Surgical Products in accordance with our allocation policies:

                                                          DECEMBER 31,
                                                              1999
                                                          ------------
Division net loss:
    As reported.........................................    $ (48,037)
    Pro forma...........................................    $ (50,583)

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

    We have the option to purchase all of the outstanding partnership interests in GDP for approximately $26.0 million in cash, Genzyme General Stock or Surgical Products Stock, or a combination of both, plus future royalty payments on the sale of the Sepra products. We can exercise this option during the 90-day period beginning on August 31, 2000. This option will be accelerated if at any time prior to August 31, 2000 GDP receives distributions from GVII of at least $5.5 million. If we exercise this right, we will allocate the acquisition of GDP to Genzyme Surgical Products. While we have no obligation to fund the research and development activities of GDP, it elected to fund the following amounts:

    1999           1998           1997
------------   ------------   ------------
$        9.0
million.....   $8.4 million   $7.3 million

    We intend to provide approximately $6.0 million of funding to GDP for the Sepra programs through 2000, based on the 2000 budget for the programs. Future funding commitments for the Sepra development programs will be evaluated on an annual basis. We believe, however, that additional funds will be required to complete the development, clinical testing and commercialization of GDP's products.

                                     GSP-30

                           GENZYME SURGICAL PRODUCTS
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE M. INCOME TAXES

    Genzyme Surgical Products' provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

                                                                    1999          1998          1997
                                                                  --------      --------      --------
Tax at U.S. statutory rate..................................      (35.0)%       (35.0)%       (35.0)%
State taxes, net............................................       (1.2)         (3.1)         (3.0)
Nondeductible amortization..................................        2.3           2.3           4.0
Other, net..................................................        0.3            --            --
Deductions subject to deferred tax valuation allowance......       33.6%         35.8%         34.0%
                                                                  -----         -----         -----
Effective tax rate..........................................        0.0%          0.0%          0.0%
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

                                     GSP-31

                           GENZYME SURGICAL PRODUCTS
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

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

                                     GSP-32

                           GENZYME SURGICAL PRODUCTS
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE O. SEGMENT INFORMATION (CONTINUED)
    Genzyme Surgical Products markets its products directly to physicians and hospitals. Genzyme Surgical Products also markets its products through distributors and had the following sales as a percentage of total revenue to two unaffiliated distributors:

                                                                      DECEMBER 31,
                                                              ----------------------------
                                                                1999        1998      1997
                                                              --------    --------    ----
                                                                      (AMOUNTS IN
                                                                       THOUSANDS)
Revenues:
    Distributor A...........................................    16%         18%       20%
    Distributor B...........................................     9%          8%       11%

NOTE Q. QUARTERLY RESULTS (UNAUDITED)

                                                           1ST        2ND        3RD        4TH
                                                         QUARTER    QUARTER    QUARTER    QUARTER
                                                         --------   --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
1999:
Net revenue............................................  $ 27,353   $ 26,681   $ 27,385   $30,562
Gross profit...........................................    11,509      9,242     10,587    13,401
Division net loss......................................   (10,745)   (17,658)   (10,953)   (8,681)

1998:
Net revenue............................................  $ 24,227   $ 27,201   $ 24,904   $27,626
Gross profit...........................................     9,504     11,942       (919)   11,157
Division net loss......................................    (9,118)    (9,886)   (21,519)   (9,333)

NOTE R. SUBSEQUENT EVENT

    In March 2000, we entered into an agreement to acquire Biomatrix, Inc. Upon the effectiveness of our Registration Statement on Form S-4 and completion of the merger, we will form a new operating division called Genzyme Biosurgery and create a new series of common stock designed to reflect its value and track its performance. We refer to this stock as "Biosurgery Stock." In connection with the merger, and upon Genzyme shareholder approval, the assets and liabilities allocated to Genzyme Surgical Products and Genzyme Tissue Repair will be reallocated to Genzyme Biosurgery and shares of Surgical Products Stock and Tissue Repair Stock will be exchanged for Biosurgery Stock. We will account for the acquisition of Biomatrix as a purchase.

    Biomatrix stockholders will receive $37 in cash, one share of Biosurgery Stock, or a combination of cash and stock for each share of Biomatrix Stock they hold. The merger agreement provides that we will pay cash for up to 28.38% of the outstanding shares of Biomatrix common stock that receive merger consideration, or up to approximately $245.0 million.

    Holders of Surgical Products Stock will receive 0.6060 share of Biosurgery Stock in exchange for each share of Surgical Products Stock they hold and holders of Tissue Repair Stock will receive 0.3352 share of Biosurgery Stock in exchange for each share of Tissue Repair Stock they hold.

                                     GSP-33

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

                                     GSP-34

                           GENZYME SURGICAL PRODUCTS

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

                                     GSP-35