Form 10-K/A, Exhibit 13
period 1999-12-31
GENZYME CORP
filed 2000-10-17
CIK 732485

                                                                    EXHIBIT 13.5

                              FINANCIAL STATEMENTS

                                                              PAGE NO.
                                                              --------
                        GENZYME TISSUE REPAIR
                  A DIVISION OF GENZYME CORPORATION

  Combined Selected Financial Data..........................    GTR-2

  Management's Discussion and Analysis of Genzyme Tissue
    Repair's Financial Condition and Results of
    Operations..............................................    GTR-4

  Combined Statements of Operations--For the Years Ended
    December 31, 1999, 1998 and 1997........................   GTR-13

  Combined Balance Sheets--December 31, 1999 and 1998.......   GTR-14

  Combined Statements of Cash Flows--For the Years Ended
    December 31, 1999, 1998 and 1997........................   GTR-15

  Notes to Combined Financial Statements....................   GTR-16

  Report of Independent Accountants.........................   GTR-29

                                     GTR-1

                             GENZYME TISSUE REPAIR
                       A DIVISION OF GENZYME CORPORATION

                        COMBINED SELECTED FINANCIAL DATA

    Genzyme Tissue Repair is our operating division that develops and markets biological products for orthopedic injuries, such as cartilage damage, and severe burns.

    A series of our common stock, Genzyme Tissue Repair Division Common Stock (which we refer to as "Tissue Repair Stock") is designed to reflect the value and track the performance of this division. Tissue Repair Stock is common stock of Genzyme Corporation, not of Genzyme Tissue Repair; Genzyme Tissue Repair is a division, not a company or legal entity, and therefore does not and cannot issue stock. The chief mechanisms intended to cause Tissue Repair Stock to "track" the financial performance of Genzyme Tissue Repair are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

    - factors the assets and liabilities and income or losses attributable to Genzyme Tissue Repair into the determination of the amount available to pay dividends on Tissue Repair Stock; and

    - requires us to exchange, redeem or distribute a dividend to the holders of Tissue Repair Stock if all or substantially all of the assets allocated to Genzyme Tissue Repair are sold to a third party

    To determine earnings per share, we allocate Genzyme's earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Tissue Repair Stock is defined in our charter as the net income or loss of Genzyme Tissue Repair determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme Tissue Repair in accordance with our management and accounting policies. Our charter also requires that all income and expenses of Genzyme be allocated among the divisions in a reasonable and consistent manner. Our board of directors, however retains considerable discretion in determining the types, magnitudes and extent of allocations to each series of common stock without shareholder approval.

    Because the earnings allocated to Tissue Repair Stock are based on the income or losses attributable to Genzyme Tissue Repair, we include financial statements and management's discussion and analysis of Genzyme Tissue Repair to aid investors in evaluating its performance.

    The following combined selected financial data reflect the results of operations and financial position of the operations and assets we have allocated to Genzyme Tissue Repair and should be read in conjunction with the financial statements of Genzyme Tissue Repair and accompanying notes.

                                     GTR-2

                             GENZYME TISSUE REPAIR
                       A DIVISION OF GENZYME CORPORATION

                        COMBINED SELECTED FINANCIAL DATA

COMBINED STATEMENT OF OPERATIONS DATA

                                                       FOR THE YEARS ENDED DECEMBER 31,
                                           --------------------------------------------------------
                                             1999        1998        1997        1996        1995
                                           ---------   ---------   ---------   ---------   --------
                                                            (AMOUNTS IN THOUSANDS)
Net service sales........................  $  20,402   $  17,117   $  10,856   $   7,312   $  5,220
Operating costs and expenses:
    Cost of services sold................     13,237      13,438      11,788      11,193      4,731
    Selling, general and
      administrative.....................     24,604      24,579      25,571      27,111     12,927
    Research and development.............      8,019      10,432      10,845      10,880     10,938
                                           ---------   ---------   ---------   ---------   --------
      Total operating costs and
        expenses.........................     45,860      48,449      48,204      49,184     28,596
                                           ---------   ---------   ---------   ---------   --------
Operating loss...........................    (25,458)    (31,332)    (37,348)    (41,872)   (23,376)
Other income (expenses):
    Equity in net loss of joint
      venture(1).........................     (3,368)     (7,674)     (6,719)     (1,727)        --
    Interest income......................        609       1,176         979       1,432      1,386
    Interest expense.....................     (1,823)     (2,556)     (2,896)       (148)       (40)
                                           ---------   ---------   ---------   ---------   --------
      Total other income (expenses)......     (4,582)     (9,054)     (8,636)       (443)     1,346
                                           ---------   ---------   ---------   ---------   --------
Division net loss........................  $ (30,040)  $ (40,386)  $ (45,984)  $ (42,315)  $(22,030)
                                           =========   =========   =========   =========   ========

COMBINED BALANCE SHEET DATA

                                                                     DECEMBER 31,
                                                 ----------------------------------------------------
                                                   1999       1998       1997       1996       1995
                                                 --------   --------   --------   --------   --------
                                                                (AMOUNTS IN THOUSANDS)
Cash and investments...........................  $ 9,373    $  7,732   $31,915    $16,230    $47,573
Working capital................................   12,112      (6,461)   31,623     14,232     44,374
Total assets...................................   19,648      18,954    57,226     42,593     52,649
Long-term debt.................................   18,000      12,579    31,089     18,000         --
Division equity................................   (3,455)    (16,396)   20,203     18,084     45,926

------------------------

(1) Operations of Diacrin/Genzyme LLC, our joint venture with Diacrin, Inc., commenced in October 1996. In May 1999, we reallocated our ownership interest in the joint venture from Genzyme Tissue Repair to Genzyme General.

                                     GTR-3

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

    We prepare the financial statements of Genzyme Tissue Repair in accordance with generally accepted accounting principles. We present financial information and accounting policies specific to Genzyme Tissue Repair in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read the consolidated financial statements in conjunction with the financial statements of Genzyme Tissue Repair. Note A., "Summary of Significant Accounting Policies," to our accompanying consolidated financial statements contains our accounting policies.

    Genzyme Tissue Repair Division Common Stock, which we refer to as "Tissue Repair Stock," is a series of our common stock that is designed to reflect the value and track the performance of Genzyme Tissue Repair. The chief mechanisms intended to cause Tissue Repair Stock to "track" the financial performance of Genzyme Tissue Repair are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

    - factors the assets and liabilities and income or losses attributable to Genzyme Tissue Repair into the determination of the amount available to pay dividends on Tissue Repair Stock; and

    - requires us to exchange, redeem or distribute a dividend to the holders of Tissue Repair Stock if all or substantially all of the assets allocated to Genzyme Tissue Repair are sold to a third party (a dividend or redemption payment must equal in value the net after-tax proceeds from the sale; an exchange must be for Genzyme General Stock at a 10% premium to the exchanged stock's average market price following the announcement of the sale.)

    To determine earnings per share, we allocate Genzyme's earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Tissue Repair Stock is defined in our charter as the net income or loss of Genzyme Tissue Repair determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme Tissue Repair in accordance with our management and accounting policies. Our charter also requires that all income and expenses of Genzyme be allocated among the divisions in a reasonable and consistent manner. However, subject to its fiduciary duties, our board of directors can, at its discretion, change the methods of allocating earnings to each series of common stock. We intend to allocate earnings using our current methods for the foreseeable future.

    Because the earnings allocated to Tissue Repair Stock are based on the income or losses attributable to Genzyme Tissue Repair, we include financial statements and management's discussion and analysis of Genzyme Tissue Repair to aid investors in evaluating its performance.

    While Tissue Repair Stock is designed to reflect Genzyme Tissue Repair's performance, it is common stock of Genzyme Corporation and not Genzyme Tissue Repair; Genzyme Tissue Repair is a division, not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of Tissue Repair Stock have no specific rights to assets allocated to Genzyme Tissue Repair. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme Tissue Repair and is responsible for all of

                                     GTR-4
its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of Tissue Repair Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of Tissue Repair Stock and other tracking stockholders would only have the rights of common stockholders in the combined assets of Genzyme.

    Our charter sets forth what programs and businesses are initially allocated to Genzyme Tissue Repair and states that going forward the division will also include all businesses, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between Genzyme Tissue Repair and our other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our divisional management and accounting policies, which appear in Exhibit 99.1 to this Annual Report on Form 10-K. Our charter requires that all assets and liabilities of Genzyme be allocated among the divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitudes and extent of allocations to each series of common stock without shareholder approval.

    We present earnings per share data for Tissue Repair Stock in our consolidated financial statements. We present financial information and accounting policies specific to Genzyme Tissue Repair in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should, therefore, read this discussion and analysis of Genzyme Tissue Repair's financial position and results of operations in conjunction with the financial statements and related notes of Genzyme Tissue Repair, the discussion and analysis of Genzyme's financial position and results of operations, and the consolidated financial statements and related notes of Genzyme, all of which are included in this annual report.

    In March 2000, we entered into an agreement to acquire Biomatrix, Inc. Upon completion of the acquisition, we will form a new operating division, and the assets and liabilities allocated to Genzyme Surgical Products and Genzyme Tissue Repair will be re-allocated to that new division. For more information you should read the section entitled "Subsequent Event" below.

RESULTS OF OPERATIONS

    The following discussion summarizes the key factors management believes are necessary for an understanding of Genzyme Tissue Repair's financial statements.

                                     GTR-5

    The components of Genzyme Tissue Repair's combined statements of operations are described in the following table:

                                                                            99/98        98/97
                                                                          INCREASE/    INCREASE/
                                                                          (DECREASE)   (DECREASE)
                                           1999       1998       1997      % CHANGE     % CHANGE
                                         --------   --------   --------   ----------   ----------
                                              (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Total revenues.........................  $ 20,402   $ 17,117   $ 10,856       19%          58%
Cost of revenues.......................    13,237     13,438     11,788       (1)%         14%
Selling, general and administrative....    24,604     24,579     25,571        0%          (4)%
Research and development...............     8,019     10,432     10,845      (23)%         (4)%
                                         --------   --------   --------
      Total operating costs and
        expenses.......................    45,860     48,449     48,204       (5)%          1%
                                         --------   --------   --------
Operating loss.........................   (25,458)   (31,332)   (37,348)     (19)%        (16)%
Other expenses, net....................    (4,582)    (9,054)    (8,636)     (49)%          5%
                                         --------   --------   --------
Division net loss......................  $(30,040)  $(40,386)  $(45,984)     (26)%        (12)%
                                         ========   ========   ========

REVENUES

                                                                              99/98        98/97
                                                                            INCREASE/    INCREASE/
                                                                            (DECREASE)   (DECREASE)
                                             1999       1998       1997      % CHANGE     % CHANGE
                                           --------   --------   --------   ----------   ----------
                                                (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Carticel-Registered Trademark-
  chondrocytes...........................  $15,213    $10,978    $ 6,598        39%          66%
Epicel-TM- skin grafts...................    5,092      6,030      4,258       (16)%         42%
Other....................................       97        109         --       (11)%      N/A
                                           -------    -------    -------
    Total revenues.......................  $20,402    $17,117    $10,856        19%          58%
                                           =======    =======    =======

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

                                     GTR-6

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

OTHER INCOME AND EXPENSES

                                                                              99/98        98/97
                                                                            INCREASE/    INCREASE/
                                                                            (DECREASE)   (DECREASE)
                                              1999       1998      1997      % CHANGE     % CHANGE
                                            --------   --------   -------   ----------   ----------
                                                (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Equity in net loss of joint venture.......  $(3,368)   $(7,674)   $(6,719)     (56)%         14%
Interest income...........................      609      1,176        979      (48)%         20%
Interest expense..........................   (1,823)    (2,556)    (2,896)     (29)%        (12)%
                                            -------    -------    -------
      Total other income (expense), net...  $(4,582)   $(9,054)   $(8,636)     (49)%          5%
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

                                     GTR-7

    Genzyme Tissue Repair used $25.1 million in cash for operations during 1999. This is primarily due to Genzyme Tissue Repair's net loss of $30.0 million for the year.

    During 1999, Genzyme Tissue Repair used $4.4 million in cash as a result of its investing activities. This amount included $3.6 million contributed to Diacrin/Genzyme LLC and $0.9 million used to purchase equipment.

    Genzyme Tissue Repair's financing activities generated $31.1 million in cash during 1999. This included $25.0 million in cash allocated from Genzyme General in connection with the transfer of our interest in Diacrin/Genzyme LLC to Genzyme General, and $5.0 million allocated to Genzyme Tissue Repair under its interdivisional financing arrangement from Genzyme General.

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

    In October 1996, our board of directors made $20.0 million of Genzyme General's cash available to Genzyme Tissue Repair in order for Genzyme Tissue Repair to fund its obligations under its joint venture with Diacrin. Under this arrangement, Genzyme Tissue Repair may draw down funds as needed each quarter in exchange for Genzyme Tissue Repair designated shares based on the fair market value of Tissue Repair Stock (as defined in our charter) at the time of the draw. Genzyme Tissue Repair made a $7.0 million draw under this arrangement in 1997.

    In May 1998, our board of directors increased the amount committed under this arrangement from $20.0 million to $50.0 million. Genzyme Tissue Repair made a $5.0 million draw in February 1999. In May 1999, the amount available under this arrangement was reduced to $25.0 million in connection with the reallocation of our ownership interest in Diacrin/Genzyme LLC from Genzyme Tissue Repair to Genzyme General.

    We anticipate that Genzyme Tissue Repair's current cash resources, together with the $20.0 million that remains available under an interdivisional financing arrangement of credit from Genzyme General, will be sufficient to fund its operations through the end of 2000.

    If Diacrin/Genzyme LLC does not initiate a Phase III clinical trial of NeuroCell-TM- PD by June 30, 2000, Genzyme Tissue Repair will be required to pay Genzyme General $20 million plus accrued interest at 13.5% per annum. Genzyme Tissue Repair may pay Genzyme General in cash, Genzyme Tissue Repair designated shares, or a combination of both, at its option. If this milestone is not achieved and Genzyme Tissue Repair elects to repay Genzyme General in cash, its cash reserves will be substantially diminished or depleted in their entirety.

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

    Genzyme Tissue Repair will require substantial additional funds in order to continue operations at current levels beyond 2000. We cannot guarantee that we will be able to obtain any additional financing for Genzyme Tissue Repair or find it on favorable terms. If Genzyme Tissue Repair has insufficient funds or we are unable to raise additional funds for Genzyme Tissue Repair, it may be required to delay, scale back

                                     GTR-8
or eliminate certain of its programs. Genzyme Tissue Repair may also have to give third parties rights to commercialize technologies or products that it would otherwise have sought to commercialize itself.

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

POSITIVE RESULTS FROM POST-MARKETING STUDIES.

    - We have agreed with the FDA to conduct two post-marketing studies to confirm the effectiveness of Carticel-Registered Trademark- chondrocytes. The first study compares clinical outcomes of patients in Genzyme Tissue Repair's registry who did not respond to treatment before being implanted with Carticel-Registered Trademark-chondrocytes. This study will measure outcomes before and after implantation with Carticel-Registered Trademark-chondrocytes. The second study compares the long-term clinical effects of treatment with Carticel-Registered Trademark-chondrocytes to other available treatments. If these studies demonstrate that treatment with Carticel-Registered Trademark- chondrocytes is not superior to the alternatives studied, the FDA may suspend or withdraw its approval of Carticel-Registered Trademark- chondrocytes. If Genzyme Tissue Repair cannot market Carticel-Registered Trademark- chondrocytes in the U.S., its financial results will be negatively impacted.

FDA APPROVAL OF RELATED DEVICE.

    - Genzyme Tissue Repair has developed a device to improve the procedure for implanting Carticel-Registered Trademark-chondrocytes and plans to file for marketing approval with the FDA. Genzyme Tissue Repair believes it will begin marketing this device in 2000. We cannot guarantee that the FDA will approve this device, that this device will improve the procedure for implanting Carticel-Registered Trademark- chondrocytes, or that this device will gain commercial acceptance.

THE AVAILABILITY OF THIRD PARTY REIMBURSEMENT.

    - Since the FDA approved Carticel-Registered Trademark- chondrocytes, we have seen a substantial increase in the number of third party payers who cover it. Some third party payers, however, do not cover Carticel-Registered Trademark-chondrocytes. We cannot guarantee that any third party payers will continue to cover it or that additional third party payers will begin to provide reimbursement.

    - Although FDA approval is a crucial factor in insurance plans deciding to cover new treatments, a number of major insurance plans also base such decisions on their own or third party evaluations of such treatments. One independent association that conducts such evaluations is the Blue Cross Blue Shield Association. The Blue Cross Blue Shield Association has determined that its Technology Assessment Committee does not believe that Carticel-Registered Trademark- chondrocytes meets all of its published

                                     GTR-9
      criteria for new treatments. We believe that Carticel-Registered Trademark- chondrocytes does in fact meet all of such criteria and are discussing the evaluation with the Blue Cross Blue Shield Association. While individual Blue Cross Blue Shield plans representing more than 50% of Blue Cross Blue Shield policyholders have provided policy coverage for Carticel-Registered Trademark- chondrocytes without a favorable evaluation by the Blue Cross Blue Shield Association, many Blue Cross Blue Shield plans have delayed approving Carticel-Registered Trademark- chondrocytes from coverage under their policies as a direct result of this unfavorable ruling. Since these remaining plans represent a significant percentage of insured lives in the U.S., this ruling has delayed our access to a substantial portion of the market for Carticel-Registered Trademark-chondrocytes.

THE SUCCESS OF COMPETITIVE PRODUCTS.

    - The process we use to grow a patient's cartilage cells is not patentable, and we do not yet have significant patent protection covering the other processes used in providing Carticel-Registered Trademark- chondrocytes. Consequently, we cannot prevent a competitor from developing the ability to grow cartilage cells and from offering a product or service that is similar or superior to Carticel-Registered Trademark- chondrocytes. If a competitor were to develop such ability and obtain FDA approval for a competitive product or service, Genzyme Tissue Repair's financial results of operations would be negatively impacted. We are aware of at least two other companies that are growing autologous cartilage cells for cartilage repair in the European market. Also, several pharmaceutical and biotechnology companies are developing alternative treatments for knee cartilage damage. One or more of these companies may develop products or services superior to the Carticel-Registered Trademark- chondrocytes.

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

    We anticipate that Genzyme Tissue Repair's current cash resources, together with amounts available under an interdivisional financing arrangement from Genzyme General, will be sufficient to fund Genzyme Tissue Repair's operations through the end of 2000.

    In 1999, Genzyme Tissue Repair received $25 million in cash from Genzyme General in connection with the transfer to Genzyme General of our interest in our joint venture with Diacrin, Inc. If the joint venture does not initiate a Phase III clinical trial of NeuroCell-TM--PD by June 30, 2000, Genzyme Tissue Repair will be required to pay Genzyme General $20 million plus accrued interest at 13.5%. Genzyme Tissue Repair may repay this amount in cash, Genzyme Tissue Repair designated shares, or combination of both, at its option. Genzyme Tissue Repair designated shares are shares of Tissue Repair Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Tissue Repair. If these milestones are not achieved, and Genzyme Tissue Repair elects to repay Genzyme General in cash, its cash reserves will be substantially diminished or depleted in their entirety. If Genzyme Tissue Repair elects to repay Genzyme General in Genzyme Tissue Repair designated shares, this would substantially dilute the rights of the holders of Tissue Repair Stock and could significantly affect the market price of Tissue Repair Stock.

                                     GTR-10

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

    Genzyme Tissue Repair will require substantial additional funds in order to continue operations at current levels beyond 2000. We cannot guarantee that we will be able to obtain any additional financing for Genzyme Tissue Repair or find it on favorable terms. If Genzyme Tissue Repair has insufficient funds or we are unable to raise additional funds for Genzyme Tissue Repair, it may be required to delay, scale back or eliminate certain of its programs. Genzyme Tissue Repair may also have to give rights to third parties to commercialize technologies or products that it would otherwise commercialize itself.

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

    We have entered into a sponsored research agreement with the University of Gothenburg in Sweden and certain physicians, including the two physicians discussed above. The purpose of the agreement is to conduct additional research on Carticel-Registered Trademark- chondrocytes. The agreement prohibits each member of the research team from disclosing any information relating to Genzyme Tissue Repair or its business that they acquire in connection with their work under the agreement. The agreement also states that all inventions that the members conceive or reduce to practice during the course of the research program will be

                                     GTR-11

Genzyme Tissue Repair's property, with royalties payable to the inventing member. We cannot guarantee that these members will honor their obligations under the sponsored research agreement.

SUBSEQUENT EVENT

    In March 2000, we entered into an agreement to acquire Biomatrix, Inc. Upon the effectiveness of our Registration Statement on Form S-4 and completion of the merger, we will form a new operating division called Genzyme Biosurgery and create a new series of common stock designed to reflect its value and track its performance. We refer to this stock as "Biosurgery Stock". In connection with the merger, and upon Genzyme shareholder approval, the assets and liabilities allocated to Genzyme Surgical Products and Genzyme Tissue Repair will be reallocated to Genzyme Biosurgery and shares of Surgical Products Stock and Tissue Repair Stock will be exchanged for Biosurgery Stock. We will account for the acquisition of Biomatrix as a purchase.

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

    - approval by Biomatrix shareholders;

    - approval by our shareholders, including separate approvals by the holders of shares of Surgical Products Stock and Tissue Repair Stock; and

    - other customary closing conditions.

                                     GTR-12

                             GENZYME TISSUE REPAIR
                       A DIVISION OF GENZYME CORPORATION
                       COMBINED STATEMENTS OF OPERATIONS

                                                                         FOR THE YEARS ENDED
                                                                            DECEMBER 31,
                                                               ---------------------------------------
                                                                 1999           1998           1997
                                                               ---------      ---------      ---------
                                                                       (AMOUNTS IN THOUSANDS)
Total revenues...........................................      $  20,402      $  17,117      $  10,856
Operating costs and expenses:
  Cost of services sold..................................         13,237         13,438         11,788
  Selling, general and administrative....................         24,604         24,579         25,571
  Research and development...............................          8,019         10,432         10,845
                                                               ---------      ---------      ---------
      Total operating costs and expenses.................         45,860         48,449         48,204
                                                               ---------      ---------      ---------
Operating loss...........................................        (25,458)       (31,332)       (37,348)

Other income (expenses):
  Equity in net loss of joint venture....................         (3,368)        (7,674)        (6,719)
  Interest income........................................            609          1,176            979
  Interest expense.......................................         (1,823)        (2,556)        (2,896)
                                                               ---------      ---------      ---------
      Total other income (expenses)......................         (4,582)        (9,054)        (8,636)
                                                               ---------      ---------      ---------
Division net loss........................................      $ (30,040)     $ (40,386)     $ (45,984)
                                                               =========      =========      =========
Comprehensive loss, net of tax:

Division net loss........................................      $ (30,040)     $ (40,386)     $ (45,984)
Other comprehensive income (loss), net of tax:
  Unrealized gains on securities arising during the
    period...............................................             --              9             (9)
                                                               ---------      ---------      ---------
Comprehensive loss.......................................      $ (30,040)     $ (40,377)     $ (45,993)
                                                               =========      =========      =========

    The accompanying notes are an integral part of these combined financial statements.

                                     GTR-13

                             GENZYME TISSUE REPAIR
                       A DIVISION OF GENZYME CORPORATION
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

                                     GTR-14

                             GENZYME TISSUE REPAIR
                       A DIVISION OF GENZYME CORPORATION

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                     FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                   (AMOUNTS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Division net loss.........................................  $ (30,040)  $ (40,386)  $ (45,984)
  Reconciliation of division net loss to net cash used in
    operating activities:
  Depreciation and amortization.............................      1,186       1,757       2,482
  Loss on disposal of property, plant and equipment.........         --          --          24
  Non-cash compensation expense.............................         --         108         221
  Accrued interest/amortization on bonds....................         --         188        (188)
  Provision for bad debts and inventory.....................      2,718       2,985       4,400
  Accretion of debt discount................................        220         453       1,071
  Equity in net loss of joint venture.......................      3,368       7,674       6,719
  Amortization of deferred rent.............................       (150)       (150)       (150)

  Increase (decrease) in cash from working capital:
    Accounts receivable.....................................     (1,319)     (1,869)     (1,024)
    Inventories.............................................     (2,283)     (3,400)     (4,070)
    Other current assets....................................      1,248        (719)       (587)
    Accounts payable and accrued expenses...................       (151)       (574)        (39)
    Due to Genzyme General..................................        135        (665)       (391)
                                                              ---------   ---------   ---------
      Net cash used in operating activities.................    (25,068)    (34,598)    (37,516)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of investments..................................         --          --     (10,614)
  Sales and maturities of investments.......................         --      10,614         318
  Investment in joint venture...............................     (3,594)     (7,163)     (6,820)
  Purchases of property, plant and equipment................       (894)       (670)       (496)
  Sale of property, plant and equipment to Genzyme
    General.................................................         --      16,500         852
  Other.....................................................         70          15        (428)
                                                              ---------   ---------   ---------
      Net cash provided by (used in) investing activities...     (4,418)     19,296     (17,188)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Allocated proceeds from issuance of Tissue Repair Stock,
    net.....................................................        462       2,204      31,475
  Allocated proceeds from issuance of debt, net.............         --          --      13,542
  Payments of debt and capital lease obligations............        (96)       (445)          3
  Cash allocated from Genzyme General.......................     30,037         155      14,892
  Bank overdraft............................................        724          --          --
                                                              ---------   ---------   ---------
      Net cash provided by financing activities.............     31,127       1,914      59,912

Increase (decrease) in cash and cash equivalents............      1,641     (13,388)      5,208
Cash and cash equivalents at beginning of period............      7,732      21,120      15,912
                                                              ---------   ---------   ---------
Cash and cash equivalents at end of period..................  $   9,373   $   7,732   $  21,120
                                                              =========   =========   =========

Supplemental cash flow information:
  Cash paid during the year for interest....................  $   1,594   $   2,265   $   1,127

Supplemental disclosures of non-cash transactions:
  Transfer of plant and equipment--Note E.
  Conversion of 5% convertible subordinated note--Note H.

    The accompanying notes are an integral part of these combined financial statements.

                                     GTR-15

                             GENZYME TISSUE REPAIR
                       A DIVISION OF GENZYME CORPORATION

                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

    Genzyme Tissue Repair is our operating division that develops and markets biological products for orthopedic injuries, such as cartilage damage, and severe burns.

BASIS OF PRESENTATION

    The combined financial statements of Genzyme Tissue Repair for each period include the balance sheets, results of operations and cash flows of the businesses we allocate to Genzyme Tissue Repair. We also allocate a portion of our corporate operations to Genzyme Tissue Repair using methods described in our allocation policy below. These combined financial statements are prepared using amounts included in our consolidated financial statements included in this annual report. We have reclassified certain 1998 and 1997 data to conform with the 1999 presentation.

    We prepare the financial statements of Genzyme Tissue Repair in accordance with generally accepted accounting principles. We present financial information and accounting policies specific to Genzyme Tissue Repair in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read the consolidated financial statements in conjunction with the financial statements of Genzyme Tissue Repair. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains our accounting policies. We incorporate that information into this note by reference.

TRACKING STOCK

    Genzyme Tissue Repair Division Common Stock, which we refer to as "Tissue Repair Stock," is a series of our common stock that is designed to reflect the value and track the performance of Genzyme Tissue Repair. The chief mechanisms intended to cause Tissue Repair Stock to "track" the financial performance of Genzyme Tissue Repair are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

    - factors the assets and liabilities and income or losses attributable to Genzyme Tissue Repair into the determination of the amount available to pay dividends on Tissue Repair Stock; and

    - requires us to exchange, redeem or distribute a dividend to the holders of Tissue Repair Stock if all or substantially all of the assets allocated to Genzyme Tissue Repair are sold to a third party (a dividend or redemption payment must equal in value the net after-tax proceeds from the sale; an exchange must be for Genzyme General Stock at a 10% premium to the exchanged stock's average market price following the announcement of the sale).


    To determine earnings per share, we allocate Genzyme's earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Tissue Repair Stock, is defined in our charter as the net income or loss of Genzyme Tissue Repair determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme Tissue Repair in accordance with our management and accounting policies. Our charter also requires that all income and expenses of Genzyme be allocated among the divisions in a reasonable and consistent manner. However, subject to its fiduciary duties, our board of directors can, at its discretion,


                                     GTR-16

                             GENZYME TISSUE REPAIR
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) change the methods of allocating earnings to each series of common stock. We intend to allocate earnings using our current methods for the foreseeable future.

    Because the earnings allocated to Tissue Repair Stock are based on the income or losses attributable to Genzyme Tissue Repair, we include financial statements and management's discussion and analysis of Genzyme Tissue Repair to aid investors in evaluating its performance.

    While Tissue Repair Stock is designed to reflect Genzyme Tissue Repair's performance, it is common stock of Genzyme Corporation and not Genzyme Tissue Repair; Genzyme Tissue Repair is a division, not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of Tissue Repair Stock have no specific rights to assets allocated to Genzyme Tissue Repair. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme Tissue Repair and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of Tissue Repair Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of Tissue Repair Stock and other tracking stockholders would only have the rights of common stockholders in the combined assets of Genzyme.

ALLOCATION POLICY

    Our charter sets forth what operations and assets are initially allocated to Genzyme Tissue Repair and states that going forward the division will also include all business, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between Genzyme Tissue Repair and our other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our divisional management and accounting policies, which appear in Exhibit 99.1 to this Annual Report on Form 10-K. Our charter requires that all assets and liabilities of Genzyme be allocated among the divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitudes and extent of allocations to each series of common stock without shareholder approval.

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

                                     GTR-17

                             GENZYME TISSUE REPAIR
                       A DIVISION OF GENZYME CORPORATION

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

    Note B., "Policies Governing the Relationship Between Genzyme's Operating Divisions," further describes our policies concerning interdivisional transactions and income tax allocations.

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

                                     GTR-18

                             GENZYME TISSUE REPAIR
                       A DIVISION OF GENZYME CORPORATION

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

                                     GTR-19

                             GENZYME TISSUE REPAIR
                       A DIVISION OF GENZYME CORPORATION

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

    One division may compensate another division for a reallocation with cash or other consideration having a value equal to the fair market value of the reallocated assets. In the case of a reallocation of assets from Genzyme General to Genzyme Tissue Repair, our board of directors may elect instead to account for the reallocation as an increase in Genzyme Tissue Repair designated shares in accordance with the provisions of our charter. No gain or loss is recognized as a result of these transfers.

    Our policy regarding transfers of assets between divisions may not be changed by our board of directors without the approval of the holders of Tissue Repair Stock voting as a separate class unless the policy change does not affect Genzyme Tissue Repair.

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

                                     GTR-20

                             GENZYME TISSUE REPAIR
                       A DIVISION OF GENZYME CORPORATION

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

NOTE C. ACCOUNTS RECEIVABLE

    Genzyme Tissue Repair performs credit evaluations of its customers on an ongoing basis and generally does not require collateral. Genzyme Tissue Repair states accounts receivable at fair value after

                                     GTR-21

                             GENZYME TISSUE REPAIR
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE C. ACCOUNTS RECEIVABLE (CONTINUED)
reflecting an allowance for doubtful accounts. This allowance was $1.0 million at December 31, 1999 and 1998.

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

NOTE F. DIACRIN JOINT VENTURE

    In May 1999, we reallocated our ownership interest in Diacrin/Genzyme LLC, our joint venture with Diacrin, Inc. for the development and commercialization of NeuroCell-TM--PD for the treatment of Parkinson's disease and NeuroCell-TM--HD for the treatment of Huntington's disease, from Genzyme Tissue Repair to Genzyme General in exchange for $25.0 million in cash. For the period October 1996 through May 1999, Genzyme Tissue Repair provided a total of
$19.5 million of funding to the joint venture, $5.1 million of which was provided by Genzyme General in exchange for 489,810 Genzyme Tissue Repair designated shares. Genzyme Tissue Repair realized net losses from the joint venture of $3.4 million in 1999, $7.7 million in 1998 and $6.8 million in 1997.

                                     GTR-22

                             GENZYME TISSUE REPAIR
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE F. DIACRIN JOINT VENTURE (CONTINUED)
    If Diacrin/Genzyme LLC does not initiate a Phase III clinical trial of NeuroCell-TM--PD by June 30, 2000, Genzyme Tissue Repair is required to pay Genzyme General $20 million plus accrued interest at 13.5% per annum. Genzyme Tissue Repair may pay Genzyme General in cash, Genzyme Tissue Repair designated shares, or a combination of both, at its option.

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

                                     GTR-23

                             GENZYME TISSUE REPAIR
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE H. DEBT INSTRUMENTS AND OPERATING LEASES (CONTINUED)
    Genzyme Tissue Repair incurred interest expense of $0.8 million in 1999, $1.1 million in 1998 and $1.1 million in 1997 on amounts borrowed under our credit facility that matured in 1999.

5% CONVERTIBLE SUBORDINATED NOTE

    In February 1997, we issued a 5% convertible subordinated note in a principal amount of $13.0 million. This note was convertible into shares of Tissue Repair Stock at a discount to the market value of Tissue Repair Stock. Genzyme Tissue Repair recorded a $0.2 million charge to interest expense in 1999, $0.5 million in 1998 and $1.1 million in 1997, to reflect the accretion to fair value of the conversion feature of this note.

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

OPERATING LEASES

    Genzyme Tissue Repair leases facilities and personal property under operating leases with terms in excess of one year. Genzyme Tissue Repair's total expense under operating leases was:

          1999                      1998                      1997
          ----                      ----                      ----
      $1.7 million              $2.2 million              $1.8 million

    Over the next five years, Genzyme Tissue Repair will be required to repay the following amounts under operating leases:

        2000               2001          2002          2003          2004       AFTER 2004
        ----               ----          ----          ----          ----       ----------
    $1.9 million       $1.8 million  $1.5 million  $1.5 million  $1.5 million  $1.5 million

                                     GTR-24

                             GENZYME TISSUE REPAIR
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE I. DIVISION EQUITY

    The following table contains the components of division equity for Genzyme Tissue Repair for the periods presented:

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Balance at beginning of period..............................  $(16,396)  $ 20,203   $ 18,084
Division net loss...........................................   (30,040)   (40,386)   (45,984)
Allocated proceeds from issuance of Tissue Repair Stock
  under stock plans.........................................       397      2,109      2,438
Allocation of cash to Genzyme Tissue Repair for designated
  shares(1).................................................     5,001         --     14,892
Tissue Repair Stock issued in public offering...............        --         --     29,037
Payment from Genzyme General for research program...........       100        250         --
Payment from Genzyme General for transfer of interest in
  joint venture.............................................    25,000         --         --
Allocated stock compensation expense........................        --        108        221
Allocated value of debt conversion feature..................        --         --      1,524
Allocated value of Tissue Repair Stock issued upon
  conversion of convertible debt............................    12,483        600         --
Allocated gain on transfer of facility......................        --        711         --
Allocated equity adjustments................................        --          9         (9)
                                                              --------   --------   --------
Balance at end of period....................................  $ (3,455)  $(16,396)  $(20,203)
                                                              ========   ========   ========

------------------------

(1) Genzyme Tissue Repair designated shares are shares of Tissue Repair Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Tissue Repair. As of December 31, 1999, there were 2,238,053 Genzyme Tissue Repair designated shares.

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

    The following table sets forth division net loss data for Genzyme Tissue Repair as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS 123 based on

                                     GTR-25

                             GENZYME TISSUE REPAIR
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE I. DIVISION EQUITY (CONTINUED)
the fair value at the grant dates of the awards, and the compensation expense related to Tissue Repair Stock awards would be allocated to Genzyme Tissue Repair in accordance with our allocation policies:

                                                         DECEMBER 31,
                                            ---------------------------------------
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

    In May 1998, our board of directors increased the amount committed under this arrangement from $13.0 million to $50.0 million. Genzyme Tissue Repair made a $5.0 million draw in February 1999. In May 1999, the amount available under this arrangement was reduced to $25.0 million in connection with the reallocation of our ownership interest in Diacrin/Genzyme LLC from Genzyme Tissue Repair to Genzyme General.

NOTE J. COMMITMENTS AND CONTINGENCIES

    We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 1999 which, if adversely decided, would have a material adverse effect on Genzyme Tissue Repair's results of operations, financial condition, or liquidity.

                                     GTR-26

                             GENZYME TISSUE REPAIR
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE K. INCOME TAXES

    Genzyme Tissue Repair's provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

                                                   1999      1998      1997
                                                  -------   -------   -------
Tax at U.S. statutory rate......................  (35.0)%   (35.0)%   (35.0)%
State taxes, net................................   (1.3)     (2.8)     (3.0)
Benefit of tax credits..........................   (0.1)     (3.4)     (1.4)
Other, net......................................    0.2       0.6       1.0
Deductions subject to deferred tax valuation
  allowance.....................................   36.2      40.6      38.4
                                                  -----     -----     -----
Effective tax rate..............................    0.0 %     0.0 %     0.0 %
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

NOTE L. BENEFIT PLANS

    Note P. "Benefit Plans," to our consolidated financial statements contains information regarding our 401(k) plan. We incorporate that information into this note by reference.

NOTE M. SUBSEQUENT EVENT

    In March 2000, we entered into an agreement to acquire Biomatrix, Inc. Upon the effectiveness of our Registration Statement on Form S-4 and completion of the merger, we will form a new operating division

                                     GTR-27

                             GENZYME TISSUE REPAIR
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE M. SUBSEQUENT EVENT (CONTINUED)
called Genzyme Biosurgery and create a new series of common stock designed to reflect its value and track its performance. We refer to this stock as "Biosurgery Stock." In connection with the merger, and upon Genzyme shareholder approval, the assets and liabilities allocated to Genzyme Surgical Products and Genzyme Tissue Repair will be reallocated to Genzyme Biosurgery and shares of Surgical Products Stock and Tissue Repair Stock will be exchanged for Biosurgery Stock. We will account for the acquisition of Biomatrix as a purchase.

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

                                     GTR-28

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

                                     GTR-29

                             GENZYME TISSUE REPAIR

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

                                     GTR-30