Form 10-K, Exhibit 13
period 2000-12-31
GENZYME CORP
filed 2001-04-02
CIK 732485

                                                                    EXHIBIT 13.1

                              FINANCIAL STATEMENTS
                      GENZYME CORPORATION AND SUBSIDIARIES

                                                              PAGE NO.
                                                              --------
Consolidated Selected Financial Data........................    GCS-2

Management's Discussion and Analysis of Genzyme Corporation
  and Subsidiaries' Financial Condition and Results of
  Operations................................................    GCS-9

Consolidated Statements of Operations--For the Years Ended
  December 31, 2000, 1999 and 1998..........................   GCS-39

Consolidated Balance Sheets--December 31, 2000 and 1999.....   GCS-41

Consolidated Statements of Cash Flows--For the Years Ended
  December 31, 2000, 1999 and 1998..........................   GCS-43

Consolidated Statements of Stockholders' Equity--For the
  Years Ended December 31, 2000, 1999 and 1998..............   GCS-45

Notes to Consolidated Financial Statements..................   GCS-50

Report of Independent Accountants...........................  GCS-111

                                     GCS-1

            GENZYME CORPORATION CONSOLIDATED SELECTED FINANCIAL DATA

    These selected financial data have been derived from our audited consolidated financial statements. You should read the following information in conjunction with our audited financial statements and related notes contained elsewhere in this annual report.

    We have three series of common stock--Genzyme General Division common stock, which we refer to as "Genzyme General Stock," Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock," and Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock." We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specified subset of our business operations and its allocated assets, rather than operations and assets of our entire company. Each tracking stock is a common stock of Genzyme Corporation, not of a division; each division is not a company or legal entity, and therefore does not and cannot issue stock.

    The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

    - factors the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock; and

    - requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to those corresponding divisions are sold to a third party.

    To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

    Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we include financial statements and management's discussion and analysis for the corporation as well as for each of our divisions to aid investors in evaluating our performance and the performance of each of our divisions.

    On December 14, 2000, we acquired GelTex Pharmaceuticals, Inc., a public company engaged in developing therapeutic products based on polymer technology. The acquisition was structured as a merger of GelTex with and into one of our wholly-owned subsidiaries. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of GelTex are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition. We have allocated the aggregate purchase price of $1.0 billion to the fair value of the acquired assets and liabilities as of the acquisition date.

                                     GCS-2

    As part of the acquisition of GelTex, we acquired all of GelTex's interest in RenaGel LLC, our joint venture with GelTex. Prior to the acquisition of GelTex, we accounted for our investment in RenaGel LLC under the equity method. The financial statements found herein reflect the consolidation of RenaGel LLC into our financial statements and accounting for our purchase of GelTex's 50% interest in the joint venture using the purchase method of accounting. Because we already owned a 50% interest in RenaGel LLC, the assets of RenaGel LLC were adjusted to fair value only to the extent of the 50% interest we acquired. We intend that, as our wholly-owned subsidiary, GelTex will operate the same business that it operated before the merger.

    On December 18, 2000, we acquired Biomatrix, Inc., a public company engaged in the development and manufacture of viscoelastic biomaterials for use in orthopaedic and other medical applications. The acquisition was structured as a merger of Biomatrix with and into one of our wholly-owned subsidiaries. At the time of the merger, we created Genzyme Biosurgery as a new division. We reallocated the businesses of Genzyme Surgical Products and Genzyme Tissue Repair to Genzyme Biosurgery and allocated the acquired businesses of Biomatrix to Genzyme Biosurgery. As a result of this transaction, we amended our charter to create Biosurgery Stock and eliminate Surgical Products Stock and Tissue Repair Stock. Each outstanding share of, or option to purchase, Surgical Products Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock and each outstanding share of, or option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock.

    We accounted for the acquisition as a purchase and, accordingly, the results of operations of Biomatrix are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from the date of acquisition. The aggregate purchase price of $426.2 million has been allocated to the fair value of the acquired assets and liabilities as of the acquisition date.

    As market or competitive conditions warrant, we may create new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so.

                                     GCS-3

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                  ----------------------------------------------------
                                                    2000       1999       1998       1997       1996
                                                  --------   --------   --------   --------   --------
                                                                 (AMOUNTS IN THOUSANDS)
Revenues:
  Net product sales.............................  $811,897   $683,482   $613,685   $529,927   $424,483
  Net service sales.............................    84,482     79,448     74,791     67,158     68,950
  Revenues from research and development
    contracts:
    Related parties.............................       509      2,012      5,745      8,356     23,011
    Other.......................................     6,432      7,346     15,114      3,400      2,310
                                                  --------   --------   --------   --------   --------
      Total revenues............................   903,320    772,288    709,335    608,841    518,754
                                                  --------   --------   --------   --------   --------
Operating costs and expenses:
  Cost of products sold(1)......................   232,383    182,337    211,076    206,028    155,930
  Cost of services sold.........................    50,177     49,444     48,586     47,289     54,082
  Selling, general and administrative...........   264,551    242,797    215,203    200,476    162,264
  Research and development (including research
    and development related to contracts).......   169,478    150,516    119,005     89,558     80,849
  Amortization of intangibles...................    22,974     24,674     24,334     17,245      8,849
  Purchase of in-process research and
    development(2)..............................   200,191      5,436         --      7,000    130,639
  Charge for impaired asset(3)..................     4,321         --         --         --         --
  Other.........................................        --         --         --         --      1,465
                                                  --------   --------   --------   --------   --------
    Total operating costs and expenses..........   944,075    655,204    618,204    567,596    594,078
                                                  --------   --------   --------   --------   --------
Operating income (loss).........................   (40,755)   117,084     91,131     41,245    (75,324)
                                                  --------   --------   --------   --------   --------
Other income (expenses):
  Equity in net loss of unconsolidated
    affiliates..................................   (44,965)   (42,696)   (29,006)   (12,258)    (5,373)
  Gain on affiliate sale of stock(4)............    22,689      6,683      2,369         --      1,013
  Minority interest.............................     4,625      3,674      4,285         --         --
  Gain on sale of investments in equity
    securities..................................    23,173      1,963      3,391         --      1,711
  Gain on sale of product line(5)...............        --      8,018     31,202         --         --
  Charge for impaired investments...............    (7,300)    (5,712)    (3,397)        --         --
  Other(6)......................................     5,188     14,527         --     (2,000)        --
  Investment income.............................    45,593     36,158     25,055     11,409     15,341
  Interest expense..............................   (15,710)   (21,771)   (22,593)   (12,667)    (6,990)
                                                  --------   --------   --------   --------   --------
    Total other income (expenses)...............    33,293        844     11,306    (15,516)     5,702
                                                  --------   --------   --------   --------   --------
Income (loss) before income taxes...............    (7,462)   117,928    102,437     25,729    (69,622)
Provision for income taxes......................   (55,478)   (46,947)   (39,870)   (12,100)    (3,195)
                                                  --------   --------   --------   --------   --------
Net income (loss)...............................  $(62,940)  $ 70,981   $ 62,567   $ 13,629   $(72,817)
                                                  ========   ========   ========   ========   ========

                                     GCS-4

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

                                                                     FOR THE YEARS ENDED DECEMBER 31,
                                                     ----------------------------------------------------------------
                                                       2000          1999          1998          1997          1996
                                                     --------      --------      --------      --------      --------
                                                             (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
NET INCOME (LOSS) PER SHARE:
ALLOCATED TO GENZYME GENERAL
  STOCK (7,8):
  Genzyme General net income (loss)............      $ 85,956      $142,077      $133,052      $ 76,642      $(10,687)
  Genzyme Surgical Products net loss...........            --       (27,523)      (49,856)      (29,740)      (44,313)
  Tax benefit allocated from Genzyme
    Biosurgery.................................        28,023        26,994        34,330        27,778        24,498
  Tax benefit allocated from Genzyme Molecular
    Oncology...................................         7,476         7,812         3,527         2,755            --
                                                     --------      --------      --------      --------      --------
  Net income (loss) allocated to Genzyme
    General Stock..............................      $121,455      $149,360      $121,053      $ 77,435      $(30,502)
                                                     ========      ========      ========      ========      ========
  Net income (loss) per share of Genzyme
    General Stock:
    Basic......................................      $   1.41      $   1.80      $   1.53      $   1.01      $  (0.45)
                                                     ========      ========      ========      ========      ========
    Diluted....................................      $   1.35      $   1.71      $   1.48      $   0.98      $  (0.45)
                                                     ========      ========      ========      ========      ========
  Weighted average shares outstanding:
    Basic......................................        86,131        83,092        79,063        76,531        68,289
                                                     ========      ========      ========      ========      ========
    Diluted....................................        89,683        93,228        85,822        78,925        68,289
                                                     ========      ========      ========      ========      ========

ALLOCATED TO BIOSURGERY STOCK(9):
  Genzyme Biosurgery net loss..................      $(87,636)
  Allocated tax benefit........................           448
                                                     --------
  Net loss allocated to Biosurgery Stock.......      $(87,188)
                                                     ========
  Net loss per share of Biosurgery Stock--basic
    and diluted................................      $  (2.40)
                                                     ========
  Weighted average shares outstanding..........        36,359
                                                     ========

ALLOCATED TO MOLECULAR ONCOLOGY STOCK(8,10):
  Net loss.....................................      $(23,096)     $(28,832)     $(19,107)     $(19,578)
                                                     ========      ========      ========      ========
  Net loss per share of Molecular Oncology
    Stock--basic and diluted...................      $  (1.60)     $  (2.25)     $  (3.81)     $  (4.64)
                                                     ========      ========      ========      ========
  Weighted average shares outstanding..........        14,446        12,826         5,019         3,929
                                                     ========      ========      ========      ========

ALLOCATED TO SURGICAL PRODUCTS STOCK (8,9,11):
  Net loss.....................................      $(54,748)     $(20,514)
                                                     ========      ========
  Net loss per share of Surgical Products
    Stock--basic and diluted...................      $  (3.67)     $  (1.38)
                                                     ========      ========
  Weighted average shares outstanding..........        14,900        14,835
                                                     ========      ========

ALLOCATED TO TISSUE REPAIR STOCK(8,9):
  Net loss.....................................      $(19,833)     $(30,040)     $(40,386)     $(45,984)     $(42,315)
                                                     ========      ========      ========      ========      ========
  Net loss per share of Tissue Repair
    Stock--basic and diluted...................      $  (0.69)     $  (1.26)     $  (1.99)     $  (3.07)     $  (3.38)
                                                     ========      ========      ========      ========      ========
  Weighted average shares outstanding..........        28,716        23,807        20,277        14,976        12,525
                                                     ========      ========      ========      ========      ========

                                     GCS-5

CONSOLIDATED BALANCE SHEET DATA

                                                              DECEMBER 31,
                                     --------------------------------------------------------------
                                        2000         1999         1998         1997         1996
                                     ----------   ----------   ----------   ----------   ----------
                                                         (AMOUNTS IN THOUSANDS)
Cash and investments...............  $  639,640   $  652,990   $  575,729   $  246,341   $  187,955
Working capital....................     559,652      592,249      417,116      350,822      395,605
Total assets.......................   3,318,100    1,787,282    1,688,854    1,295,453    1,270,508
Long-term debt, capital lease
  obligations and convertible debt
  (12).............................     685,137      295,702      387,993      171,181      242,997
Stockholders' equity...............  $2,175,141   $1,356,392   $1,172,535   $1,012,050   $  902,309

    There were no cash dividends paid.

- ------------------------

(1) Cost of products sold for 1998 includes a $14.8 million charge to write-down excess Ceredase-Registered Trademark- enzyme inventory and a $10.4 million charge to write-down our Sepra-TM- products inventory to net realizable value. Cost of products sold for 1997 includes an $18.1 million charge in connection with the discontinuance of our melatonin, bulk pharmaceuticals and fine chemicals product lines.

(2) Charges for in-process research and development were incurred in connection with the following acquisitions:

    - 2000--$118.0 million from the acquisition of GelTex and $82.1 million from the acquisition of Biomatrix;

    - 1999--$5.4 million from the acquisition of Peptimmune, Inc.;

    - 1997--$7.0 million from the acquisition of PharmaGenics, Inc.; and

    - 1996--$106.4 million from the acquisition of Neozyme II Corporation and $24.2 million from the acquisition of Deknatel Snowden Pencer, Inc.

(3) Represents a charge to write off abandoned equipment at our Springfield Mills manufacturing facility.

(4) During 2000, in accordance with our policy pertaining to affiliate sales of stock, we recorded gains of $22.7 million relating to public offerings of common stock by our unconsolidated affiliate, Genzyme Trangenics Corporation. In 1999, our gain on affiliate sale of stock represents the gain on our investment in Genzyme Transgenics as a result of Genzyme Transgenics' various issuances of additional shares of its common stock.

(5) Gain on sale of product line of $31.2 million in 1998 relates to the sale of our research products business assets to Techne Corporation. Gain on sale of product line in 1999 consists of $7.5 million representing the payment of a note receivable that we received as partial consideration for the sale of Genetic Design, Inc. to Laboratory Corporation of America in 1996, and
    $0.5 million relating to the sale of our immunochemistry business assets to an operating unit of Sybron Laboratory Products Corp.

                                     GCS-6

(6) Other income in 2000 includes a $5.1 million payment received in connection with the settlement of a lawsuit. Other income in 1999 includes the receipt of a $14.4 million payment associated with the termination of our agreement to acquire Cell Genesys, Inc., net of acquisition related expenses.

(7) Until the distribution of Surgical Products Stock on June 28, 1999, Genzyme Surgical Products' losses were included in the determination of income allocated to Genzyme General Stock. If the shares of Surgical Products Stock initially issued on June 28, 1999 were assumed to be outstanding since January 1, 1996, net income allocated to Genzyme General Stock and weighted average shares of Genzyme General Stock outstanding would have been as follows:

                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                       -----------------------------------------
                                                         1999       1998       1997       1996
                                                       --------   --------   --------   --------
                                                                (AMOUNTS IN THOUSANDS)
    Net income allocated to Genzyme General
      Stock..........................................  $176,883   $170,909   $107,175   $13,811
    Weighted average shares outstanding:
      Basic..........................................    83,092     79,063     76,531    68,289
      Diluted........................................    93,228     85,822     78,925    73,038

(8) To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock is defined in our charter as the net income or loss of Genzyme General determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Earnings attributable to Biosurgery Stock and Molecular Oncology Stock are defined similarly and, therefore, are based on the net income or loss of the corresponding division.

(9) We created Genzyme Biosurgery on December 18, 2000. Prior to this date, the operations allocated to Genzyme Biosurgery were included in the operations allocated to Genzyme Surgical Products and Genzyme Tissue Repair and as of that date, the operations of Genzyme Surgical Products and Genzyme Tissue Repair ceased. Net loss per share of Biosurgery Stock for 2000 is calculated using the net loss allocated to Biosurgery Stock for the period
    December 19, 2000 through December 31, 2000 and the weighted average shares of Biosurgery Stock outstanding during the same period. Loss per share data are not presented for Genzyme Biosurgery for the years ended December 31, 1996, 1997, 1998 and 1999 or for the period from January 1, 2000 to December 18, 2000, as there were no shares of Biosurgery Stock outstanding during those periods.

(10) We created Genzyme Molecular Oncology on June 18, 1997. Prior to this date, Genzyme Molecular Oncology's losses were included in the determination of income allocated to Genzyme General Stock. Net loss per share of Molecular Oncology Stock for 1997 is calculated using the net loss allocated to Genzyme Molecular Oncology for the period June 18, 1997 through
    December 31, 1997 and the weighted average shares outstanding during the same period. Loss per share data are not presented for Genzyme Molecular Oncology for the year ended December 31, 1996 or for the period from January 1, 1997 to June 17, 1997, as there were no shares of Molecular Oncology Stock outstanding during those periods.

(11) We created Genzyme Surgical Products on June 28, 1999. Prior to this date, the operations of Genzyme Surgical Products were included in the operations allocated to Genzyme General and, therefore, in the net income allocated to Genzyme General Stock. Net loss per share of Surgical Products Stock for 1999 is calculated using the net loss allocated to Genzyme Surgical Products for the period June 28, 1999 through December 31, 1999 and the weighted average shares outstanding

                                     GCS-7
    during the same period. Loss per share data are not presented for Genzyme Surgical Products for the years ended December 31, 1996, 1997 and 1998 or for the period from January 1, 1999 to June 28, 1999, as there were no shares of Surgical Products Stock outstanding during those periods. If the shares of Surgical Products Stock initially issued on June 28, 1999 were assumed to be outstanding since January 1, 1996, net loss allocated to Surgical Products Stock and weighted average shares outstanding would have been as follows:

                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                       -----------------------------------------
                                                         1999       1998       1997       1996
                                                       --------   --------   --------   --------
                                                                (AMOUNTS IN THOUSANDS)
Net loss allocated to Surgical Products Stock........  $(48,037)  $(49,856)  $(29,740)  $(44,313)
Weighted average shares outstanding--basic and
  diluted............................................    14,800     14,800     14,800     14,800

(12) In 2000, consists primarily of $250.0 million in principal of our 5 1/4% convertible subordinated notes, $368.0 million outstanding under a revolving credit facility, and a $25.0 million capital lease obligation. In 1999 and 1998 consists primarily of $250.0 million in principal of our 5 1/4% convertible subordinated notes. In 1997 consists primarily of $118.0 million outstanding under a revolving credit facility and in 1996 consists primarily of $218.0 million outstanding under that facility.

                                     GCS-8

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

    We are a biotechnology company that develops innovative products and services for significant unmet medical needs. We have three operating divisions:

    - Genzyme General, which develops and markets:

     - therapeutic products, with an expanding focus on products to treat patients suffering from lysosomal storage disorders and other specialty therapeutics;

     - diagnostic products, with a focus on IN VITRO diagnostics; and

     - other products and services, such as genetic testing services;

    - Genzyme Biosurgery, which develops and markets instruments, devices, biomaterials and biotherapeutic products to improve or replace surgery, with an emphasis on the orthopaedic and cardiothoracic markets; and

    - Genzyme Molecular Oncology, which is utilizing its functional genomics and antigen discovery technology platforms to develop novel cancer products focused on cancer vaccines and angiogenesis inhibitors and to generate partnering revenues.

    On December 18, 2000, we acquired Biomatrix, Inc., a public company engaged in the development and commercialization of viscoelastic products made of biological polymers called hylans for use in therapeutic medical applications and skin care. We accounted for the acquisition as a purchase. Immediately prior to the acquisition, we combined two of our operating divisions, Genzyme Surgical Products and Genzyme Tissue Repair, to form a new division called Genzyme Biosurgery. We allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery. The combination of Genzyme Surgical Products and Genzyme Tissue Repair to form Genzyme Biosurgery did not result in any adjustments to the book values of the net assets of the divisions because they remained divisions of the same corporation. We present the financial statements of Genzyme Biosurgery as though the divisions had been combined for all periods presented, and include the operations of Biomatrix from the date of acquisition.

    In connection with the formation of Genzyme Biosurgery, we created Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock." Biosurgery Stock is designed to track the performance of Genzyme Biosurgery. Each outstanding share of Genzyme Surgical Products Division common stock, or "Surgical Products Stock," was converted into 0.6060 of a share of Biosurgery Stock, and each outstanding share of Genzyme Tissue Repair Division common stock, or "Tissue Repair Stock," was converted into 0.3352 of a share of Biosurgery Stock. All outstanding options to purchase Surgical Products Stock and Tissue Repair Stock were converted into options to purchase Biosurgery Stock at the applicable conversion rates.

    As market or competitive conditions warrant, we may create new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so.

                                     GCS-9

    We prepare our consolidated financial statements in accordance with generally accepted accounting principles. We present financial information and accounting policies specific to the corporation and our operating divisions in the accompanying consolidated financial statements. Note A., "Summary of Significant Accounting Policies," to our accompanying consolidated financial statements contains a summary of our accounting policies.

    We have three series of common stock--Genzyme General Division common stock, which we refer to as "Genzyme General Stock," Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock" and Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock." We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specific subset of our business operations and its allocated assets, rather than operations and assets of our entire company. The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

    - factors the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock; and

    - requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to those corresponding divisions are sold to a third party (a dividend or redemption payment must equal in value the net after-tax proceeds from the sale; an exchange must be for Genzyme General Stock at a 10% premium to the average market price of the exchanged stock following the announcement of the sale).

    To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. However, subject to its fiduciary duties, our board of directors can, at its discretion, change the methods of allocating earnings to each series of common stock. We intend to allocate earnings using our current methods for the foreseeable future.

    Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we include financial statements and management's discussion and analysis for the corporation as well as for each of our divisions to aid investors in evaluating our performance and the performance of each of our divisions.

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

                                     GCS-10

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

    The components of our consolidated statements of operations are described in the following table:

                                                                                 00/99                 99/98
                                                                               % CHANGE              % CHANGE
                                           2000       1999       1998     INCREASE/(DECREASE)   INCREASE/(DECREASE)
                                         --------   --------   --------   -------------------   -------------------
                                                       (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Total revenues.........................  $903,320   $772,288   $709,335             17%                   9%

Cost of products and services sold.....   282,560    231,781    259,662             22%                 (11)%
Selling, general and administrative....   264,551    242,797    215,203              9%                  13%
Research and development (including
  research and development related to
  contracts)...........................   169,478    150,516    119,005             13%                  26%
Amortization of intangibles............    22,974     24,674     24,334             (7)%                  1%
Purchase of in-process research and
  development..........................   200,191      5,436         --          3,583%                 N/A
Charge for impaired asset..............     4,321         --         --            N/A                  N/A
                                         --------   --------   --------
Total operating costs and expenses.....   944,075    655,204    618,204             44%                   6%
                                         --------   --------   --------
Operating income (expense).............   (40,755)   117,084     91,131           (135)%                 28%
Other income (expenses), net...........    33,293        844     11,306          3,845%                 (93)%
                                         --------   --------   --------
Income (loss) before income taxes......    (7,462)   117,928    102,437           (106)%                 15%
Provision for income taxes.............   (55,478)   (46,947)   (39,870)            18%                  18%
                                         --------   --------   --------
Net income (loss)......................  $(62,940)  $ 70,981   $ 62,567           (189)%                 13%
                                         ========   ========   ========

REVENUES

                                                                                 00/99                 99/98
                                                                               % CHANGE              % CHANGE
                                           2000       1999       1998     INCREASE/(DECREASE)   INCREASE/(DECREASE)
                                         --------   --------   --------   -------------------   -------------------
                                                       (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Product revenue........................  $811,897   $683,482   $613,685            19%                   11%
Service revenue........................    84,482     79,448     74,791             6%                    6%
                                         --------   --------   --------
  Total product and service revenue....   896,379    762,930    688,476            17%                   11%
Research and development revenue.......     6,941      9,358     20,859           (26)%                 (55)%
                                         --------   --------   --------
  Total revenues.......................  $903,320   $772,288   $709,335            17%                    9%
                                         ========   ========   ========

                                     GCS-11

PRODUCT REVENUE

    We derive product revenue from sales by Genzyme General of therapeutic, diagnostic and other products, including Cerezyme-Registered Trademark- enzyme and Ceredase-Registered Trademark- enzyme, and sales by Genzyme Biosurgery of cardiothoracic, orthopaedics and biosurgical specialties, including Seprafilm-TM- bioresorbable membrane.

                                                                                 00/99                 99/98
                                                                               % CHANGE              % CHANGE
                                           2000       1999       1998     INCREASE/(DECREASE)   INCREASE/(DECREASE)
                                         --------   --------   --------   -------------------   -------------------
                                                       (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Genzyme General:
  Therapeutics.........................  $600,304   $488,705   $413,645           23%                    18%
  Diagnostic products..................    61,469     57,971     65,683            6%                   (12)%
  Other................................    28,254     24,825     30,399           14%                   (18)%
Genzyme Biosurgery:
  Cardiothoracic.......................    76,406     77,966     74,545           (2)%                    5%
  Orthopaedics.........................     4,159         --         --
  Biosurgical specialties..............    41,305     34,015     29,413           21%                    16%
                                         --------   --------   --------
Total product revenues.................  $811,897   $683,482   $613,685           19%                    11%
                                         ========   ========   ========

2000 AS COMPARED TO 1999

    The increase in sales of Cerezyme-Registered Trademark- enzyme in 2000 was attributable to our identification of new Gaucher disease patients throughout the world, coupled with significant investment in global infrastructure that resulted in increased international sales. We also sell
Ceredase-Registered Trademark- enzyme for the treatment of Gaucher disease, but we have successfully converted virtually all Gaucher disease patients to a treatment regimen using Cerezyme-Registered Trademark- enzyme. Our operations are highly dependent on sales of Cerezyme-Registered Trademark- enzyme and a reduction in revenue from sale of this product would adversely affect our results of operations. Revenue from Cerezyme-Registered Trademark- enzyme would be impacted negatively if competitors successfully developed alternative treatments for Gaucher disease and the alternative products gained market approval and commercial acceptance. We are aware of companies that have initiated efforts to develop competitive products and other companies may do so in the future. Information on the growth of sales of Cerezyme-Registered Trademark- enzyme and Ceredase-Registered Trademark- enzyme in 2000 and their relationship to our total product revenues for each year is provided in the table below:

                                                                                          00/99
                                                                                        % CHANGE
                                                       2000           1999         INCREASE/(DECREASE)
                                                     --------       --------       -------------------
                                                      (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Sales of Cerezyme-Registered Trademark- enzyme and
  Ceredase-Registered Trademark- enzyme............  $536,868       $478,358               12%
% of total product revenue.........................        66%            70%

    Although sales of our Gaucher disease therapies continue to increase, the decline as a percentage of total product revenue is a trend we expect will continue in 2001. We expect that growth in sales of Renagel-Registered Trademark- phosphate binder (sevelamer hydrochloride) will increase substantially in 2001, driven primarily by the accelerating adoption of the product by nephrologists worldwide, coupled with an increase in prescribed dosage levels. We began recording revenues from Renagel-Registered Trademark-phosphate binder during the second quarter of 2000 under an amended distribution arrangement with GelTex, who we have since acquired. Revenues from Renagel-Registered Trademark- phosphate binder were previously recorded by the joint venture. Renagel-Registered Trademark- phosphate binder is used to reduce serum phosphorus levels in patients with end-stage renal disease on dialysis. Revenues from sales of Renagel-Registered Trademark- phosphate binder include sales of Renagel-Registered Trademark- capsules and a new tablet formulation, which was launched in the United States in September 2000.

                                     GCS-12

    The increase in diagnostic products revenue for the period ended
December 31, 2000 as compared to the period ended December 31, 1999, resulted primarily from increases in sales of HDL and LDL cholesterol testing products.

    For Genzyme Biosurgery, cardiothoracic products include fluid management (chest drainage) systems, surgical closures, biomaterials, and instruments for conventional and minimally invasive cardiac surgery. The decrease in cardiothoracic product revenue was due to competitive pricing pressures in the chest drainage market. These factors were offset, in part, by the continued growth in the minimally invasive cardiothoracic products and the revenue from FocalSeal-Registered Trademark--L, which was added to the cardiothoracic product line in 2000.

    The increase in orthopaedics revenue was due to the continued growth in sales of Carticel-Registered Trademark- chondrocytes and sales of Synvisc-Registered Trademark-, which was added to the orthopaedics product line in 2000 as a result of the acquisition of Biomatrix.

    Biosurgical specialties revenue increased from continued growth in sales of Seprafilm-TM- bioresorbable membrane and Sepramesh-TM- biosurgical composite, which are used to limit the incidence and severity of post-operative adhesions. An increase in revenues from Genzyme Biosurgery's Snowden-
Pencer-Registered Trademark- line of instruments for plastic surgery and products sold to original equipment manufacturers, including sutures, also contributed to the overall increase in biosurgical specialties product revenue.

1999 AS COMPARED TO 1998

    Our increase in product revenue was largely due to:

    - increased sales of Cerezyme-Registered Trademark- enzyme, attributable to our identification of new Gaucher disease patients; and

    - increased sales of Seprafilm-TM- bioresorbable membrane and instruments for minimally invasive cardiac surgery.

For both 1999 and 1998, our product revenue consisted mainly of sales of Cerezyme-Registered Trademark- enzyme and Ceredase-Registered Trademark- enzyme as indicated in the table below:

                                                                                       99/98
                                                                                     % CHANGE
                                                            1999       1998     INCREASE/(DECREASE)
                                                          --------   --------   -------------------
                                                          (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE
                                                                            DATA)
Sales of Cerezyme-Registered Trademark- enzyme and
  Ceredase-Registered Trademark- enzyme.................  $478,358   $411,060           16%
% of total product revenue..............................        70%        67%

    Sales of Seprafilm-TM- bioresorbable membrane increased 43% to $13.3 million in 1999 as compared to $9.3 million in 1998. The increase in cardiothoracic product revenues in 1999 was primarily attributable to increased sales of instruments for minimally invasive cardiac surgery.

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

                                     GCS-13

SERVICE REVENUE

    We derive service revenue from four principal sources:

    - genetic testing services performed by Genzyme General;

    - Genzyme Biosurgery's Carticel-Registered Trademark- chondrocytes for the treatment of cartilage damage;

    - Genzyme Biosurgery's Epicel-Registered Trademark- skin grafts for the treatment of severe burns; and

    - genomics services using Genzyme Molecular Oncology's SAGE-TM- gene expression technology.

                                                                              00/99        99/98
                                                                            INCREASE/    INCREASE/
                                                                            (DECREASE)   (DECREASE)
                                             2000       1999       1998      % CHANGE     % CHANGE
                                           --------   --------   --------   ----------   ----------
                                                (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Genzyme General..........................  $61,161    $57,223    $55,445          7%          3%
Genzyme Biosurgery.......................   23,321     20,305     17,117         15%         19%
Genzyme Molecular Oncology...............       --      1,920      2,229       (100)%       (14)%
                                           -------    -------    -------
Total service revenue....................  $84,482    $79,448    $74,791          6%          6%
                                           =======    =======    =======

2000 AS COMPARED TO 1999

    Our service revenue increased during 2000, as compared to 1999, as a result of increases in genetic testing services as well as increased sales of Carticel-Registered Trademark- chondrocytes and Epicel-Registered Trademark-skin grafts. The increase in sales of Carticel-Registered Trademark-chondrocytes was a result of continued increases in the numbers of patients treated and surgeons trained as well as an increase in the number of insurance reimbursement approvals. Sales of genomics services decreased during this period as a result of a planned shift in genomics business focus from one in which Genzyme Molecular Oncology provides services to third parties to one in which Genzyme Molecular Oncology grants licenses under the SAGE-TM- gene expression technology.

1999 AS COMPARED TO 1998

    Our service revenue increased during 1999, as compared to 1998, as a result of increases in the provision of genetic testing services as well as increased sales of Carticel-Registered Trademark- chondrocytes and Epicel-Registered Trademark- skin grafts. These increases are attributable to the same factors to which the increases in 2000 are attributable. Sales of genomics services decreased during this period as a result of a planned reduction in the provision of genomics services using Genzyme Molecular Oncology's SAGE-TM- gene expression technology.

INTERNATIONAL PRODUCT AND SERVICE REVENUE

    A substantial portion of our revenue was generated outside of the United States, as described in the following table. Most of this revenue was attributable to sales of Cerezyme-Registered Trademark- enzyme. The following table shows international product and service revenue:

                                                                           00/99        99/98
                                                                         INCREASE/    INCREASE/
                                                                         (DECREASE)   (DECREASE)
                                          2000       1999       1998      % CHANGE     % CHANGE
                                        --------   --------   --------   ----------   ----------
                                             (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Total international product and
  service revenue.....................  $350,996   $311,080   $281,744       13%          10%
                                        ========   ========   ========
% of total product and service
  revenue.............................        39%        41%        41%

                                     GCS-14

MARGINS

                                                                           00/99        99/98
                                                                         INCREASE/    INCREASE/
                                                                         (DECREASE)   (DECREASE)
                                          2000       1999       1998      % CHANGE     % CHANGE
                                        --------   --------   --------   ----------   ----------
                                             (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Product margin........................  $579,514   $501,145   $402,609       16%          24%
  % of product revenue................        71%        73%        66%
Service margin........................    34,305     30,004     26,205       14%          14%
  % of service revenue................        41%        38%        35%
Total gross margin....................  $613,819   $531,149   $428,814       16%          24%
  % of total product and service
  revenues............................        68%        70%        62%

    We provide a broad range of healthcare products and services. As a result, our gross margin varies significantly based on the category of product or service. Sales of therapeutic products, including Cerezyme-Registered Trademark-enzyme, result in higher margins than sales of surgical or diagnostic products.

    Product margin for both the periods ended December 31, 2000 as compared to December 31, 1999 and December 31, 1999 as compared to December 31, 1998 continued to increase primarily as a result of increased sales of Cerezyme-Registered Trademark- enzyme in both 2000 and 1999 and Renagel-Registered Trademark- phosphate binder in 2000. While this trend continued, the decrease in product margin as a percentage of product revenue for the period ended December 31, 2000 was attributable to the addition of Renagel-Registered Trademark- phosphate binder, a lower margin product. In addition, in the fourth quarter of 2000 we recorded a $1.5 million credit to cost of products sold as a result of a reduction in a royalty liability to a collaborator. This credit was taken when it became apparent that, based on the contractual terms and timing of certain events, we would not be required to pay that portion of the royalty obligation.

    Product margin for products allocated to Genzyme Biosurgery increased during the period due to sales of higher margin products such as instruments for minimally invasive cardiac surgery.

    During 1998, we also recorded a $25.2 million charge to cost of products sold. The components of this charge were:

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

    - a $10.4 million charge related to the operations of Genzyme Biosurgery to write down our inventory of Sepra-TM- products to net realizable value. The Sepra-TM- products are our line of products and product candidates designed to limit post-operative adhesions. During the third quarter of 1998, we revised our forecasted sales of Sepra-TM- products and, in accordance with our policy, analyzed the Sepra-TM- products inventory to determine whether the carrying value exceeded the net realizable value. The revised forecast showed slower sales growth as well as higher manufacturing and sales and marketing costs than originally expected. In addition, our inventory on-hand had a relatively high cost per unit because production was significantly less than originally planned. As a result, in the third quarter of 1998, we recorded a charge to cost of products sold to write down our Sepra-TM- products inventory to net realizable value.

    Excluding the charges described above, the increases in product margin and total gross margin during both periods were a result of increased efficiency and process improvements in manufacturing as well as increased sales of Cerezyme-Registered Trademark- enzyme.

                                     GCS-15

    Our service margin increased during both 2000 and 1999. These increases were attributable to:

    - an increase in sales of DNA and cancer testing services;

    - increased sales of Carticel-Registered Trademark- chondrocytes; and

    - a reduction in labor, materials and production costs for Carticel-Registered Trademark- chondrocytes and Epicel-TM- skin grafts.

OPERATING EXPENSES

2000 AS COMPARED TO 1999

    The increase in selling, general and administrative expenses for the period ended December 31, 2000 as compared to the period ended December 31, 1999 is primarily related to:

    - increased staffing to support the growth in several of Genzyme General's product lines, including Renagel-Registered Trademark- phosphate binder;

    - increased expenditures to support the increased sales of Cerezyme-Registered Trademark- enzyme and Thyrogen-Registered Trademark-hormone; and

    - increased spending for marketing of the cardiothoracic products, including the launch of three new products for the cardiothoracic market and corporate branding efforts associated with the creation of Genzyme Biosurgery.

    - In the fourth quarter of 2000, we reversed $2.6 million of our allowance for bad debt, much of which had been accrued during 2000. This reversal was made due to changes in circumstances regarding, and estimates for, certain domestic and foreign receivables.

    The increase in research and development expense for the period ended December 31, 2000 as compared to the period ended December 31, 1999 is primarily related to:

    - a charge of $19.5 million during the first quarter of 2000 for the initial amounts payable to Synpac (North Carolina), Inc. under a license agreement granted to us by Synpac to develop and commercialize a human alpha-glucosidase enzyme replacement therapy for Pompe disease, offset by a $10.3 million research and development reimbursement from Pharming Group, N.V.;

    - a charge of $2.0 million in the third quarter of 2000, representing the 15% premium to the market price that we paid for ordinary shares of Cambridge Antibody Technology Group plc concurrently with entry into a strategic alliance to develop and commercialize human monoclonal antibodies directed against TGF-b;

    - increased spending on our program to develop Fabrazyme-TM- enzyme for the treatment of Fabry disease;

    - increased costs in connection with the operations of ATIII LLC, our consolidated joint venture with Genzyme Transgenics Corporation to develop and commercialize recombinant human antithrombin III;

    - increased spending in our cell and gene therapy programs; and

    - expenses in Genzyme Molecular Oncology directed toward its antigen discovery, immunotherapy and antiangiogenesis programs, including the initiation of three additional clinical trials.

                                     GCS-16

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

    - a $3.0 million increase to the reserve for doubtful accounts in Genzyme General's genetic testing business as a result of a comprehensive review of contract receivable and self-pay receivables during 1999; and

    - an increase in professional service fees and higher fringe benefit expenses and costs in connection with the creation of Genzyme Surgical Products as a separate division of Genzyme. Genzyme Surgical Products is now part of Genzyme Biosurgery.

The increase in selling, general and administrative expense in 1999 as compared to 1998 was partially offset by the following:

    - reduced legal costs in 1999 associated with our prosecution and maintenance of Genzyme Molecular Oncology's intellectual property portfolio; and

    - a one-time charge taken in 1998 to write off costs incurred in connection with a public offering of shares of Molecular Oncology Stock that was not completed.

    The increase in research and development expense in 1999 as compared to 1998 was a result of:

    - increased costs for the ATIII LLC joint venture;

    - increased spending on Genzyme General's program to develop Fabrazyme-TM-enzyme;

    - increased spending on Genzyme General's cell and gene therapy programs;

    - the initiation of a clinical trial for Genzyme Molecular Oncology's melanoma tumor vaccine product;

    - the increase in the number of research personnel and related expenses required to support the continued development of Genzyme Molecular Oncology's cancer vaccine and angiogenesis inhibitor programs;

    - increased spending for Genzyme Biosurgery's cell and gene therapy programs and the initiation of several clinical trials for its products;

    - increased spending on the development programs for Genzyme Biosurgery's surgical instruments and devices; and

    - a $2.0 million milestone payment made by Genzyme Biosurgery to a collaborator in June 1999.

The increase in research and development expense in 1999 as compared to 1998 was partially offset by the following:

    - the termination by Genzyme Biosurgery of its TGF-b and some of its other research and development programs; and

    - a $1.7 million charge taken by Genzyme Biosurgery in the third quarter of 1998 to write off certain costs related to equipment that it used to manufacture the Sepra-TM- products.

                                     GCS-17

    In the fourth quarter of 1998, Genzyme General began amortizing a milestone payment that it made to GelTex upon FDA approval of Renagel-Registered Trademark- capsules. As a result, amortization of intangibles increased slightly during 1999 as compared to 1998.

PURCHASE OF IN-PROCESS RESEARCH AND DEVELOPMENT

    In connection with our acquisitions of GelTex and Biomatrix, we allocated approximately $118.0 million and $82.1 million of the respective purchase prices to in-process research and development, or IPR&D. Although management ultimately is responsible for determining the fair value of the acquired IPR&D, we engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired.

    The fair value we assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached technological feasibility. The discount rates we used were consistent with the risks of each project, and ranged from 35% to 40%. In estimating future cash flows, management considered other tangible and intangible assets, including core technology, required for successful exploitation of the technology resulting from each purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value we assigned to purchased research and development was the amount attributable to the efforts of the seller up to the time of acquisition. We estimated this amount through application of the "stage of completion" calculation, which calculation involves multiplying total estimated revenue for IPR&D by the percentage of completion of each purchased research and development project at the time of acquisition.

    The significant assumptions underlying the valuations included potential revenues, costs of completion, the timing of product approvals and the selection of appropriate probability of success and discount rate. None of the GelTex or Biomatrix IPR&D projects had reached technological feasibility at the date of acquisition, nor did they have any alternative future use. Consequently, in accordance with generally accepted accounting principles, the amount we allocated to IPR&D was charged as an expense in our consolidated financial statements for the year ended December 31, 2000. We are amortizing the remaining acquired intangible assets arising from the acquisitions on a straight-line basis over their estimated lives, which range from 1.5 years to 15 years.

                                     GCS-18

    Below is a brief description of the IPR&D projects including an estimation of when management believes we may realize revenues from the sale of these products in the respective application:

                                                                                                VALUE AT        ESTIMATED
                                                                                               ACQUISITION       COST TO
                                                                                                  DATE          COMPLETE
PROGRAM                   PROGRAM DESCRIPTION                     DEVELOPMENT STATUS          (IN MILLIONS)   (IN MILLIONS)
- -----------------------   -------------------------------   -------------------------------   -------------   -------------
GELTEX:
                          Non-absorbed polymer phosphate        - Clinical studies                $ 19.7          $ 20.0
  Renagel-Registered Trademark- binder for the treatment of     scheduled for completion in
    Phosphate Binder      hyperphosphatemia                       2002, 2003 and 2004

  C. DIFFICILE Colitis    Program to develop a toxin-           - Phase 2 studies initiated         37.4            37.0
                          binding polymer for the               in 2000
                          treatment and prevention of           - Approval to market this
                          antibiotic induced C. DIFFICILE         product in the U.S. is
                          colitis                                 expected by 2005

  Oral Mucositis          Focuses on the development of a       - IND expected to be filed          17.8            25.0
                          topical mouth rinse that              in the fourth quarter of
                          combines barrier material and           2001
                          antimicrobial polymers to             - Product launch expected
                          create an anti-infective              in 2006
                          mechanism against oral
                          mucositis, a common side effect
                          of radiation therapy and
                          chemotherapy

  DENSPM                  Focuses on the development of a       - Phase 1 safety and dose-           3.4            30.0
                          compound for the treatment of           ranging studies scheduled
                          mild to moderate psoriasis              for 2001
                                                                - Product launch is
                                                                  anticipated in 2005

  Iron Chelation          Focuses on the prevention and         - Expect to file an IND in          15.7            31.0
                          treatment of transfusional or           2001
                          hereditary iron overload              - Expected product launch
                                                                in 2006

  Anti-Obesity            Builds on GelTex's expertise in       - Expect to file an IND             17.8            39.0
                          non-absorbed polymers and             early in 2002
                          focuses on the development of a       - Expected product launch
                          compound that will inhibit            in 2006
                          lipase and bind fat

  GT102-279               Second generation                     - Completion of clinical             6.2           N/A(1)
                          lipid-lowering compound with            studies expected in late
                          attributes of GelTex's                  2003 with product launch
                          WelChol-TM- lipid lowering              expected in 2004
                          agent, but requires 50% fewer
                          tablets
                                                                                                  ------          ------
                                                                                                  $118.0          $182.0
                                                                                                  ======          ======

- ------------------------------

(1) Future development costs will be funded by our collaboration partner.

BIOMATRIX:
  Viscosupplementation    Use of elastoviscous solutions        - Expect to complete          33$.8         9.$5
                          and viscoelastic gels in              clinical studies
                          disease conditions to                   demonstrating efficacy as
                          supplement tissues and body             a treatment for chronic
                          fluids, alleviating pain and            hip pain, with potential
                          restoring normal function               market approval expected
                                                                  in 2001

                                     GCS-19

                                                                                                VALUE AT        ESTIMATED
                                                                                               ACQUISITION       COST TO
                                                                                                  DATE          COMPLETE
PROGRAM                   PROGRAM DESCRIPTION                     DEVELOPMENT STATUS          (IN MILLIONS)   (IN MILLIONS)
- -----------------------   -------------------------------   -------------------------------   -------------   -------------
Viscoaugmentation         Use of viscoelastic gels to           - U.S. clinical studies for          8.6             6.8
                          provide scaffolding for tissue     Hylaform-Registered Trademark-
                          regeneration or as an inert             expected to be complete
                          elastic filler for tissues of           in 2001 with product
                          the skin and the subcutaneous           launch expected in late
                          and intermuscular connective            2001
                          tissues                               -
                                                              Hylagel-Registered Trademark-
                                                                Uro expected to be
                                                                  submitted for FDA
                                                                  approval and approval in
                                                                  Canada and Europe in
                                                                  2002, with product launch
                                                                  expected in 2003

  Viscoseparation         Use of viscoelastic gels and          - Clinical studies have             39.7             8.3
    (Anti-Adhesion)       membranes to separate tissues         been initiated in the U.S.,
                          and to decrease formation of            Germany, France, the
                          adhesions and excessive scars           United Kingdom and
                          after surgery                           Belgium. Completion is
                                                                  expected by the fourth
                                                                  quarter of 2001, with
                                                                  submissions for
                                                                  regulatory approvals in
                                                                  the United States, Canada
                                                                  and Europe thereafter
                                                                - Expected product launch
                                                                in Europe by the second
                                                                  quarter of 2002 and in
                                                                  the United States by the
                                                                  fourth quarter of 2002
                                                                                                  ------          ------
                                                                                                  $ 82.1          $ 24.6
                                                                                                  ======          ======

    We record our expenses related to the development of the acquired technology as research and development expense until the time at which it reaches technological feasibility. Given the inherent risk in developing early-stage biotechnology products, we may never demonstrate the feasibility of that technology. For more information about these risks, you should read the subsection "--Factors Affecting Future Operating Results" below. In addition, given the history of consolidation in the biotechnology industry, we expect that we will complete additional acquisitions in the future. Some of these acquisitions will probably result in a further investment by us in in-process technology.

    As of December 31, 2000, the technological feasibility of the projects had not yet been reached and no significant departures from the assumptions included in the valuation analysis had occurred. Substantial additional research and development will be required prior to reaching technological feasibility. In addition, each product needs to successfully complete a series of clinical trials and to receive FDA or other regulatory approval prior to commercialization. There can be no assurance that these projects will ever reach feasibility or develop into products that can be marketed profitably, nor can there be assurance we will be able to develop and commercialize these products before our competitors. If these products are not successfully developed and do not become commercially viable, our results of operations could be materially affected.

    In 1999, we acquired Peptimmune, Inc., a privately-held company whose lead development program was a preclincal research stage program focused on a treatment for pemphigus vulgaris, a rare genetic disease. Because the technology acquired had narrow utility and no application to our ongoing programs, we considered it to have no alternative future use. As a result, we allocated
$5.4 million of the purchase price to in-process technology. We recorded this amount as a one-time charge to

                                     GCS-20
operations in 1999. We will record our expenses related to the development of the acquired technology as research and development expense until the time at which it reaches technological feasibility.

CHARGE FOR IMPAIRED ASSETS

    In 2000, we recorded a $4.3 million charge for abandoned equipment at our Springfield Mills manufacturing facility located in the United Kingdom. The write-off of equipment was related to the Sepra-TM- product line and did not have other alternative uses. We allocated this charge to Genzyme Biosurgery.

OTHER INCOME AND EXPENSES

                                                                           00/99        99/98
                                                                         INCREASE/    INCREASE/
                                                                         (DECREASE)   (DECREASE)
                                          2000       1999       1998      % CHANGE     % CHANGE
                                        --------   --------   --------   ----------   ----------
                                             (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Equity in net loss of unconsolidated
  affiliates..........................  $(44,965)  $(42,696)  $(29,006)        5%         47%
Gain on affiliate sale of stock.......    22,689      6,683      2,369       240%        182%
Minority interest.....................     4,625      3,674      4,285        26%        (14)%
Gain on sale of investments in equity
  securities..........................    23,173      1,963      3,391     1,080%        (42)%
Gain on sale of product line..........        --      8,018     31,202       N/A         (74)%
Charge for impaired investments.......    (7,300)    (5,712)    (3,397)       28%         68%
Other.................................     5,188     14,527         --       (64)%       N/A
Investment income.....................    45,593     36,158     25,055        26%         44%
Interest expense......................   (15,710)   (21,771)   (22,593)      (28)%        (4)%
                                        --------   --------   --------
Total other income, net...............  $ 33,293   $    844   $ 11,306     3,845%        (93)%
                                        ========   ========   ========

                                     GCS-21

EQUITY IN NET LOSS OF UNCONSOLIDATED AFFILIATES

    We record the results of the following joint ventures in net loss of unconsolidated affiliates:

JOINT VENTURE              PARTNER(S)         EFFECTIVE DATE     PRODUCT/INDICATION    GENZYME DIVISION
- -------------          -------------------  -------------------  -------------------  -------------------
RenaGel LLC            GelTex (1)           June 1997            Renagel-Registered Trademark- Genzyme General
                                                                 phosphate binder
                                                                 for reduction of
                                                                 serum phosphorus in
                                                                 patients with end-
                                                                 stage renal disease

BioMarin/Genzyme LLC   BioMarin             September 1998       Aldurazyme-TM-       Genzyme General
                       Pharmaceutical Inc.                       enzyme for the
                                                                 treatment of
                                                                 mucopolysaccharidosis-
                                                                 I

Pharming/Genzyme LLC   Pharming Group,      October 1998         Human alpha-         Genzyme General
                       N.V.                                      glucosidase for the
                                                                 treatment of Pompe
                                                                 disease (transgenic
                                                                 product)

Genzyme/Pharming       Pharming Group,      June 2000            Human alpha-         Genzyme General
  Alliance LLC         N.V.                                      glucosidase for the
                                                                 treatment of Pompe
                                                                 disease (enzyme
                                                                 replacement using
                                                                 CHO cells)

Diacrin/Genzyme LLC    Diacrin, Inc.        October 1996         Products using       Genzyme Biosurgery
                                                                 porcine fetal cells  (until May 1999);
                                                                 for the treatment    Genzyme General
                                                                 of Parkinson's and   (after May 1999)
                                                                 Huntington's
                                                                 diseases

StressGen/Genzyme      StressGen            July 1997            Stress gene          Genzyme Molecular
  LLC(2)               Biotechnologies                           therapies for the    Oncology
                       Corp.; Canadian                           treatment of cancer
                       Medical Discoveries
                       Fund Inc. (until
                       October 1999)

- --------------------------

(1) We acquired GelTex in December 2000.

(2) StressGen/Genzyme LLC was dissolved in December 1999.

    We also record a portion of the results of Genzyme Transgenics in equity in net loss of unconsolidated affiliates.

    Our equity in net loss of unconsolidated affiliates increased in both the years ended December 31, 2000 as compared to December 31, 1999 and December 31, 1999 as compared to December 31, 1998 as a result of:

    - increased losses from RenaGel LLC, our joint venture with GelTex to develop and commercialize Renagel-Registered Trademark- capsules;

                                     GCS-22

    - increased losses from our joint venture with BioMarin to develop and commercialize Aldurazyme-TM- enzyme for the treatment of mucopolysaccharidosis-I, which was formed in September 1998;

    - increased losses from our joint ventures with Pharming to develop a therapy for Pompe disease; and

    - increased losses from Genzyme Transgenics.

GAIN ON AFFILIATE SALE OF STOCK

    In February 2000, Genzyme Transgenics, an unconsolidated affiliate, completed an offering of 4.0 million shares of Genzyme Transgenics common stock, resulting in net proceeds to Genzyme Transgenics of $75.0 million after the exercise of the underwriters' overallotment option. In accordance with our policy pertaining to affiliate sales of stock, we recognized a gain of $20.3 million and recorded a net deferred tax expense of $3.9 million in the first quarter of 2000. The deferred tax expense is net of a $3.4 million credit for the reversal of the valuation allowance on a deferred tax asset. In September 2000, we recorded an additional gain of $2.4 million on our investment in Genzyme Transgenics as a result of the issuance of additional shares of common stock by Genzyme Transgenics. As a result of Genzyme Transgenics' stock issuances in 2000 and our disposition of shares of Genzyme Transgenics common stock described below, our ownership interest in Genzyme Transgenics was reduced to 26% at December 31, 2000 from 33% at December 31, 1999.

    We recorded a $6.7 million gain in 1999 and a $2.4 million gain in 1998. The issuance of additional shares by Genzyme Transgenics in 1999 reduced our ownership interest in Genzyme Transgenics from 40% to 33%. The issuance of additional shares by Genzyme Transgenics in 1998 reduced our ownership interest in Genzyme Transgenics from 43% to 40%.

MINORITY INTEREST

    Due to our combined direct and indirect ownership interest in ATIII LLC, Genzyme General consolidates the results of ATIII LLC and records Genzyme Transgenics' portion of the losses of that joint venture as minority interest. Minority interest for both periods increased due to increased losses incurred by ATIII LLC. The collaboration agreement relating to ATIII LLC provides that we fund 70% in development costs, excluding facility costs, under this program, 50% of all development costs thereafter, and 50% of all new facility costs to be incurred by ATIII LLC. However, under an interim funding agreement, we shared the costs of this program incurred between January 1, 2001 and February 2, 2001 equally with Genzyme Transgenics. Under this agreement, Genzyme Transgenics is funding 100% of the costs incurred between February 3, 2001 and April 30, 2001 unless the agreement is terminated sooner. All profits of ATIII LLC will be split equally; losses are allocated based on the amount of funding provided by each venturer. Because Genzyme General's combined direct and indirect interest in ATIII LLC is in excess of 50%, it consolidates the results of ATIII LLC and records Genzyme Transgenics' portion of the ATIII LLC's losses as minority interest. In 2000, ATIII LLC had losses of $14.8 million, of which Genzyme Transgenics' portion was $4.6 million. ATIII LLC had losses of $12.2 million in 1999, of which Genzyme Transgenics' portion was $3.7 million. In 1998,
ATIII LLC had losses of $12.0 million, of which Genzyme Transgenics' portion was $4.3 million.

GAIN ON SALE OF INVESTMENTS IN EQUITY SECURITIES

    In June 2000, we recorded a gain of $5.5 million upon the sale of a portion of our investment in Genzyme Transgenics common stock. During the second quarter of 2000, the tax effect of this gain was fully offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. In the third and fourth quarters of 2000, we recorded gains of $10.9 million and $1.3 million,

                                     GCS-23
respectively, upon additional sales of portions of our investment in Genzyme Transgenics common stock.

    In June 2000, Celtrix Pharmaceuticals, Inc. was acquired by Insmed Pharmaceuticals Inc., upon which our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock. We recognized a $7.6 million gain upon this exchange in the second quarter of 2000.

    Genzyme General recorded gains of $2.0 million in January 1999 and $3.4 million in December 1998 upon the sales of shares of Techne Corporation common stock that it received when it sold its research products business to Techne Corporation.

GAIN ON SALE OF PRODUCT LINE

    There were no product line sales transacted during the year ended December 31, 2000.

    In July 1999, we recorded a gain of $0.5 million in connection with the sale of our immunochemistry product lines to an operating unit of Sybron Laboratory Products Corporation.

    In June 1999, we recorded a gain of $7.5 million representing the receipt of a payment of a note receivable that we received as partial consideration for the sale of Genetic Design, Inc. in 1996. We had previously fully reserved the amount of this note because we considered the repayment of the note to be uncertain.

    In July 1998, we recorded a gain of $31.2 million in connection with the sale of our research products business to Techne.

CHARGE FOR IMPAIRED INVESTMENTS

    We recorded a $7.3 million charge in 2000 in connection with our investment in common stock of Focal, Inc. We allocate this investment to Genzyme Biosurgery. We considered the decline in the value of this investment to be other than temporary.

    We also recorded a $5.7 million charge in 1999 in connection with our investments in the common stock of Pharming Group N.V. and IntegraMed
America, Inc., and a $3.4 million charge in 1998 in connection with our investment in Celtrix common stock because we considered the decline in the value of those investments to be other than temporary. We allocate these investments to Genzyme General. In connection with these assessments, we concluded that substantial evidence existed that the value of the investments would recover to at least our cost. This included continued positive progress in the issuers' scientific programs, ongoing activity in our collaborations with the issuers, and a lack of any substantial company-specific adverse events causing the declines in value. However, given the significance and duration of the declines as of the end of the applicable quarter, we concluded that it was unclear over what period such price recoveries would take place and that, accordingly, the positive evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value each of these investments.

OTHER

    In December 2000, we recorded a $2.1 million charge in connection with our uncertainty in collecting a note receivable that we issued in May 1999 to a strategic collaborator. We concluded that collectibility was uncertain as a result of the FDA's ruling to deny approval of the collaborator's New Drug Application for a key product. The ruling has subsequently resulted in the collaborator announcing that it will be taking steps to preserve cash by reducing its workforce and other operating expenses.

                                     GCS-24

    In April 2000, we received net proceeds of approximately $5.1 million in connection with the settlement of a lawsuit. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase-Registered Trademark- enzyme at a fill facility operated by a contractor to us.

    In December 1999, we recorded a net gain of $14.4 million upon receipt of a payment associated with the termination of our agreement to acquire Cell Genesys, Inc.

INVESTMENT INCOME

    The increase in investment income for both the years ended December 31, 2000 as compared to December 31, 1999 and December 31, 1999 as compared to December 31, 1998 was primarily attributable to higher average cash and investment balances. The increase in cash balances was partially attributable to our issuance in May 1998 of $250.0 million in principal of 5 1/4% convertible subordinated notes coupled with increased cash generated from operations.

INTEREST EXPENSE

    The decrease in interest expense for the year ended December 31, 2000 as compared to the year ended December 31, 1999 is the result of our November 1999 repayment of $82.0 million outstanding under our revolving credit facility, which had been allocated to Genzyme General.

    The increase in interest expense for the year ended December 31, 1999 as compared to the year ended December 31, 1998 is primarily the result of the issuance of our 5 1/4% convertible subordinated notes.

TAX PROVISION

                                                                           00/99        99/98
                                                                         INCREASE/    INCREASE/
                                                                         (DECREASE)   (DECREASE)
                                          2000       1999       1998      % CHANGE     % CHANGE
                                        --------   --------   --------   ----------   ----------
                                             (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Provision for income taxes............  $(55,478)  $(46,947)  $(39,870)      18%          18%
Tax rate..............................    (743.5)%       40%        39%

    Our tax rates for all periods vary from the U.S. statutory tax rate as a result of our:

    - provision for state income taxes;

    - use of a foreign sales corporation;

    - nondeductible amortization of intangibles;

    - use of tax credits; and

    - share of losses of unconsolidated affiliates.

    Our 2000 effective tax rate was adversely impacted by charges for purchased research and development resulting from the December 2000 acquisitions of GelTex and Biomatrix.

EARNINGS ALLOCATIONS

    We allocate our earnings to each of our series of common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from the division in accordance

                                     GCS-25
with our management and accounting policies. The earnings allocated to each series of common stock are indicated in the table below:

                                                                2000        1999        1998
                                                              ---------   ---------   ---------
                                                                   (AMOUNTS IN THOUSANDS)
Earnings allocated to:
  Genzyme General Stock.....................................  $ 121,455   $ 149,360   $ 121,053
  Biosurgery Stock..........................................    (87,188)         --          --
  Molecular Oncology Stock..................................    (23,096)    (28,832)    (19,107)
  Surgical Products Stock...................................    (54,748)    (20,514)         --
  Tissue Repair Stock.......................................    (19,833)    (30,040)    (40,386)

    We created Genzyme Biosurgery on December 18, 2000. Prior to this date, the operations allocated to Genzyme Biosurgery were included in the operations allocated to Genzyme Surgical Products and Genzyme Tissue Repair and as of that date, the operations of Genzyme Surgical Products and Genzyme Tissue Repair ceased. We created Genzyme Surgical Products on June 28, 1999. Prior to this date, the operations of Genzyme Surgical Products were included in the operations allocated to Genzyme General and, therefore, in the net income allocated to Genzyme General Stock. The tax benefits associated with the losses of Genzyme Surgical Products for the period from June 28, 1999 to December 31, 1999, which amounted to $6.9 million, continued to be allocated to Genzyme General Stock. Our management and accounting policies provide that, if as of the end of any fiscal quarter, a division can not use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Tax benefits allocated to Genzyme General, which are included in earnings attributable to Genzyme General Stock, are as follows:

                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Tax benefits allocated from:
  Genzyme Molecular Oncology................................  $ 7,476    $ 7,812    $ 3,527
  Genzyme Biosurgery........................................   28,023     26,994     34,330
                                                              -------    -------    -------
    Total...................................................  $35,499    $34,806    $37,857
                                                              =======    =======    =======

    These tax benefits represent 29%, 23% and 31% of earnings allocated to Genzyme General Stock in 2000, 1999 and 1998, respectively. The amount of tax benefits allocated to Genzyme General fluctuate based on the results of Genzyme Molecular Oncology and Genzyme Biosurgery. If the losses of those divisions decline, as they are expected to, then the tax benefits allocated to Genzyme General will also decline.

LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 2000, we had cash, cash-equivalents, and short- and long-term investments of $639.6 million, a decrease of $13.4 million from December 31, 1999.

    We generated $177.1 million in cash from our operations in 2000, as compared to $204.0 million in 1999.

    Our investing activities utilized $546.0 million in cash in 2000 as compared to $182.2 million in 1999. This was primarily due to:

    - $447.5 million in net cash used in the acquisition of GelTex;

    - $196.3 million in cash used in the acquisition of Biomatrix;

                                     GCS-26

    - $75.4 million in cash used for capital expenditures; and

    - $23.5 million in cash used to fund our investments in joint ventures.

    Our purchase and sale of investments generated $200.9 million in net cash in 2000, as compared to using $70.6 million in 1999.

    Our financing activities generated $475.6 million in cash in 2000 due to $116.2 million of proceeds from the issuance of common stock and $350.0 million of proceeds from the issuance of debt, as compared to using $8.2 million in 1999.

    In November 2000, we exercised our option to purchase all of the outstanding Class A limited partnership interests of Genzyme Development Partners, L.P. for approximately $26.0 million in cash. We allocate our interest in Genzyme Development Partners to Genzyme Biosurgery. We paid this amount in January 2001, at which time significant control passed to Genzyme Biosurgery. We are also required to pay royalties to the former holders of the Class A interests on sales of the Sepra-TM- products for ten years.

    In December 2000, we replaced our existing bank credit facilities with a new $500.0 million revolving credit facility, $150.0 million of which matures in December 2001 and $350.0 million of which matures in December 2003. At
December 31, 2000, $18.0 million was outstanding under the portion of the facility that matures in December 2001. This amount was allocated to Genzyme Biosurgery. In addition, $350.0 million was outstanding under the portion of the facility that matures in December 2003, $150.0 million of which was allocated to Genzyme General in connection with the financing of a portion of the cash component of the GelTex merger consideration and $200.0 million of which was allocated to Genzyme Biosurgery in connection with the financing of a portion of the cash component of the Biomatrix merger consideration. Borrowings under this facility bear interest at LIBOR plus a margin.

    We believe that our available cash, investments and cash flows from operations will be sufficient to fund our planned operations and capital requirements for the foreseeable future. Although we currently have substantial cash resources and positive cash flow, we intend to use substantial portions of our available cash for:

    - product development and marketing;

    - expanding facilities;

    - working capital; and

    - strategic business initiatives.

Our cash reserves may be further reduced to pay principal and interest on the following debt:

    - $368.0 million in principal under our revolving credit facility with a syndicate of commercial banks;

    - $10.0 million in principal under a 6.9% convertible subordinate note in favor of UBS Warburg LLC that matures in May 2003 and is convertible into shares of Biosurgery Stock;

    - $21.2 million in principal under our 5% convertible subordinated debentures that mature in August 2003 and are convertible into shares of Genzyme General Stock; and

    - $250.0 million in principal under our 5 1/4% convertible subordinated notes that mature in June 2005 and are convertible into shares of Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock.

If we use cash to pay or redeem all or a portion of this debt, including the principal and interest due on it, our cash reserves will be diminished.

                                     GCS-27

    To satisfy these and other commitments, we will have to obtain additional financing. We cannot guarantee that we will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms that we consider favorable.

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended by SFAS 137, is effective for our fiscal year beginning January 1, 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. At January 1, 2001, our derivative instruments include:

    - interest rate swaps;

    - foreign currency forward contracts; and

    - a limited number of investments, primarily warrants to purchase publicly traded common stock, obtained through strategic collaborations.

Beginning on January 1, 2001, we will record all previously unrecognized derivatives on our consolidated balance sheet as assets or liabilities. Further, we will record a transition adjustment in our consolidated statement of operations to record the fair value of derivatives held on that date, which will be reported as the cumulative effect of a change in accounting principle. Our interest rate swaps are part of designated hedging relationships, and our foreign currency forward contracts are recorded in our December 31, 2000 consolidated balance sheet at fair value. Accordingly, a transition adjustment will not be required for these instruments. We anticipate that the transition adjustment related to our strategic investments will be approximately
$4.2 million, net of related tax effects.

EURO--THE NEW EUROPEAN CURRENCY

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

                                     GCS-28

    The Internal Revenue Service issued final regulations regarding the Euro effective January 11, 2001 for tax years ending after July 29, 1998. The final regulations generally provide that the conversion of a European country's currency to the Euro will not trigger gains or losses on contracts we have that are denominated in that currency or on our holdings of that currency. Accordingly, we believe that there will be no material tax consequences of the conversion.

    Because our existing accounting and finance software is currently able to use Euro-based accounts, we believe that the cost of upgrading software and other information systems for the conversion will be immaterial.

MARKET RISK

    We are exposed to potential loss from exposure to market risks represented principally by changes in interest rates, foreign exchange rates, and equity prices. At December 31, 2000 we held various derivative contracts in the form of foreign exchange forwards and interest rate swaps. The derivatives contain no leverage or option features. We also held a number of other financial instruments, including investments in marketable securities, and had balances outstanding under several debt securities.

INTEREST RATE RISK

    We are exposed to potential loss due to changes in interest rates. The principal interest rate exposure is to changes in domestic interest rates. Investments with interest rate risk include short-term deposits with financial institutions, and short-term and long-term investments in debt instruments. Debt with interest rate risk includes fixed rate convertible debt and borrowings under credit facilities.

    To estimate the potential loss due to changes in interest rates, we performed a sensitivity analysis for a one-day horizon. In order to estimate the potential loss, we used an adverse change in interest rates of 100 basis points across the yield curve at year-end. We used the following assumptions in preparing the sensitivity analysis:

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

    On this basis, we estimate the potential loss in fair value from changes in interest rates to be $8.4 million, virtually all of which is attributable to Genzyme General. The estimate of potential loss does not include a separate determination of potential losses due to changes in credit spreads. Our investments are investment grade securities and deposits are with investment grade financial institutions. We believe that the realization of losses due to changes in credit spreads is unlikely. The potential loss estimated above on all market risk sensitive instruments reflects a fair value loss on debt offset by a fair value loss on assets. We expect to hold our debt to maturity or conversion, whichever is sooner. Therefore, the realization of the potential loss on debt obligations is unlikely.

FOREIGN EXCHANGE RISK

    As a result of our worldwide operations, we face exposure to adverse movements in foreign currency exchange rates, primarily to the Euro and its component currencies, British pounds and Japanese yen. These exposures are reflected in market risk sensitive instruments, including foreign currency receivables and payables and foreign exchange forward contracts. During 2000, our risk management strategy for foreign exchange exposure periodically included the use of forward contracts.

                                     GCS-29

As of December 31, 2000, we estimate the potential loss in fair value of the forward contracts due to a 10% change in exchange rates to be $6.7 million, virtually all of which is attributable to Genzyme General.

EQUITY PRICE RISK

    We hold investments in a limited number of domestic and European equity securities, substantially all of which are allocated to Genzyme General. We estimate the potential loss in fair value due to a 10% decrease in equity prices of each security held at year-end to be $11.9 million. This estimate assumes no change in foreign exchange rates from year-end spot rates. The decrease in potential equity risk is largely explained by the fact that the size of our portfolio has decreased from a market value of $96 million to $119 million.

FACTORS AFFECTING FUTURE OPERATING RESULTS

    The future operating results of Genzyme Corporation and its subsidiaries could differ materially from the results described above due to the following risks and uncertainties, which relate to us generally and affect all of our operating divisions.

A REDUCTION IN REVENUE FROM SALES OF PRODUCTS THAT TREAT GAUCHER DISEASE WOULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

    We generate a majority of our product revenue from sales of enzyme-replacement products for patients with Gaucher disease. We entered this market in 1991 with Ceredase-Registered Trademark- enzyme. Because production of Ceredase-Registered Trademark- enzyme was subject to supply constraints, we developed Cerezyme-Registered Trademark- enzyme, a recombinant form of the enzyme. Recombinant technology uses specially engineered cells to produce enzymes, or other substances, by inserting into the cells of one organism the genetic material of a different species. In the case of Cerezyme-Registered Trademark- enzyme, scientists engineer Chinese hamster ovary cells to produce human alpha glucocerebrosidase. We stopped producing Ceredase-Registered Trademark- enzyme, except for small quantities, during 1998, after substantially all the patients who previously used
Ceredase-Registered Trademark- enzyme converted to
Cerezyme-Registered Trademark- enzyme. Sales of Ceredase-Registered Trademark-enzyme and Cerezyme-Registered Trademark- enzyme totaled $536.9 million for the year ended December 31, 2000, representing approximately 59% of our consolidated revenues for that year.

    Because our business is highly dependent on Cerezyme-Registered Trademark-enzyme, a decline in the growth rate of Cerezyme-Registered Trademark- enzyme sales could have an adverse effect on our operations and may cause the value of our securities to decline substantially. We will lose revenues from Cerezyme-Registered Trademark- enzyme if competitors develop alternative treatments for Gaucher disease and these alternative products gain commercial acceptance. Some companies have initiated efforts to develop competitive products, and other companies may do so in the future. In addition, the patient population with Gaucher disease is limited. Because a significant percentage of that population already uses Cerezyme-Registered Trademark- enzyme, opportunities for future sales growth are limited. Further, changes in the methods for treating patients with Gaucher disease, including treatment protocols that combine Cerezyme-Registered Trademark- enzyme with other therapeutic products or reduce the amount of Cerezyme-Registered Trademark-enzyme prescribed, could result in a decline in Cerezyme-Registered Trademark-enzyme sales. Cerezyme-Registered Trademark- enzyme has orphan drug status, providing us with exclusive marketing rights for Cerezyme-Registered Trademark-enzyme in the United States until May 2001. We also have patents protecting our method of manufacturing Cerezyme-Registered Trademark- enzyme until 2010 and the composition of Cerezyme-Registered Trademark- enzyme until 2013. The expiration of market exclusivity and orphan drug status in May 2001 will likely subject Cerezyme-Registered Trademark- enzyme to increased competition which may decrease the amount of revenue we receive from this product or the growth of that revenue.

                                     GCS-30

OUR ABILITY TO SIGNIFICANTLY INCREASE SALES OF RENAGEL-REGISTERED TRADEMARK-BRAND PHOSPHATE BINDER WILL SUBSTANTIALLY DETERMINE WHETHER AND HOW QUICKLY OUR ACQUISITION OF GELTEX IMPROVES OUR FUTURE EARNINGS GROWTH.

    In November 1998, we launched, through a joint venture with GelTex, Renagel-Registered Trademark- brand phosphate binder, a non-absorbed phosphate binder approved for use by patients with end-stage renal disease undergoing a form of treatment known as hemodialysis. We acquired GelTex in December 2000. We are currently conducting additional clinical trials in order to determine the efficacy and safety of Renagel-Registered Trademark- brand phosphate binder when administered to pre-dialysis patients. The commercial success of Renagel-Registered Trademark- brand phosphate binder is subject to substantial uncertainty and will depend on a number of factors, including:

    - the results of additional clinical trials for additional indications and expanded labeling;

    - our ability to increase market acceptance and sales of Renagel-Registered Trademark- brand phosphate binder;

    - market acceptance of a tablet formulation of Renagel-Registered Trademark-brand phosphate binder, which was launched in September 2000 in the United States;

    - optimal dosing and patient compliance with respect to Renagel-Registered Trademark- brand phosphate binder;

    - the availability of competing treatments serving the dialysis market;

    - the content and timing of our submissions to and decisions by regulatory authorities;

    - our ability to successfully retool and expand manufacturing systems;

    - our ability to manufacture Renagel-Registered Trademark- brand phosphate binder at a reasonable price;

    - the availability of reimbursement from third-party payers, and the extent of coverage; and

    - the accuracy of available information about dialysis patient populations and the accuracy of our expectations about growth in this population.

GOVERNMENT REGULATION IMPOSES SIGNIFICANT COSTS AND RESTRICTIONS ON THE DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS AND SERVICES.

    Our success will depend on our ability to satisfy regulatory requirements. We may not receive required regulatory approvals on a timely basis or at all. Government agencies heavily regulate the production and sale of healthcare products and the provision of healthcare services. In particular, the Food and Drug Administration, commonly referred to as the FDA, and comparable agencies in foreign countries must approve human therapeutic and diagnostic products before they are marketed. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. This regulation may delay the time at which a company like Genzyme can first sell a product or may limit how a consumer may use a product or service or may adversely impact third-party reimbursement. A company's failure to comply with applicable regulatory approval requirements may lead regulatory authorities to take action against the company, including:

    - issuing warning letters;

    - issuing fines and other civil penalties;

    - suspending regulatory approvals;

    - refusing approval of pending applications or supplements to approved applications;

    - suspending product sales in the United States and/or exports from the United States;

    - recalling products; and

    - seizing products.

                                     GCS-31

    Furthermore, therapies that have received regulatory approval for commercial sale may continue to face regulatory difficulties. The FDA and comparable foreign regulatory agencies, for example, may require post-marketing clinical trials or patient outcome studies. In addition, regulatory agencies subject a marketed therapy, its manufacturer and the manufacturer's facilities to continual review and periodic inspections. The discovery of previously unknown problems with a therapy, the therapy's manufacturer or the facility used to produce the therapy could prompt a regulatory authority to impose restrictions on the therapy, manufacturer or facility, including withdrawal of the therapy from the market.

LEGISLATIVE CHANGES MAY ADVERSELY IMPACT OUR BUSINESS.

    The FDA has designated some of our products, including
Cerezyme-Registered Trademark- enzyme, as orphan drugs under the Orphan Drug Act. The Orphan Drug Act provides incentives to manufacturers to develop and market drugs for rare diseases, generally by entitling the first developer that receives FDA marketing approval for an orphan drug to a seven-year exclusive marketing period in the United States for that product. In recent years Congress has considered legislation to change the Orphan Drug Act to shorten the period of automatic market exclusivity and to grant marketing rights to simultaneous developers of the drug. If the Orphan Drug Act is amended in this manner, any drugs for which we have been granted exclusive marketing rights under the Orphan Drug Act, will face increased competition which may decrease the amount of revenue we receive from these products. In addition, the U.S. government has shown significant interest in pursuing healthcare reform. Any government-adopted reform measures could adversely affect:

    - the pricing of therapeutic products and medical devices in the United States or internationally; and

    - the amount of reimbursement available from governmental agencies or other third-party payers.

If the U.S. government significantly reduces the amount we may charge for our products, or the amount of reimbursement available for purchases of our products declines, our future revenues may decline and we may need to revise our research and development programs.

THE DEVELOPMENT OF OUR PRODUCTS INVOLVES A LENGTHY AND COMPLEX PROCESS, AND WE MAY BE UNABLE TO COMMERCIALIZE ANY OF THE PRODUCTS WE ARE CURRENTLY DEVELOPING.

    Before we can commercialize our development-stage products, we will need to:

    - conduct substantial research and development;

    - undertake preclinical and clinical testing; and

    - pursue regulatory approvals.

This process involves a high degree of risk and takes several years. Our product development efforts may fail for many reasons, including:

    - failure of the product in preclinical studies;

    - clinical trial data that is insufficient to support the safety or effectiveness of the product; or

    - our failure to obtain the required regulatory approvals.

For these reasons, and others, we may not successfully commercialize any of the products we are currently developing.

ANY MARKETABLE PRODUCTS THAT WE DEVELOP MAY NOT BE COMMERCIALLY SUCCESSFUL.

    Even if we obtain regulatory approval for any of our development-stage products, those products may not be accepted by the market, or approved for reimbursement by third-party payers. A number of factors may affect the rate and level of market acceptance of these products, including:

    - regulation by the FDA and other government authorities;

                                     GCS-32

    - market acceptance by doctors and hospital administrators;

    - the effectiveness of our sales force;

    - the effectiveness of our production and marketing capabilities;

    - the success of competitive products; and

    - the availability and extent of reimbursement from third-party payers.

If our products fail to achieve market acceptance, our profitability and financial condition will suffer.

WE WILL REQUIRE SIGNIFICANT ADDITIONAL FINANCING, WHICH MAY NOT BE AVAILABLE OR AVAILABLE ON TERMS FAVORABLE TO US.

    As of December 31, 2000, we had approximately $639.6 million in cash, cash equivalents and short-and long-term investments, excluding investments in equity securities. We intend to use substantial portions of our available cash for:

    - product development and marketing;

    - expanding facilities and staff;

    - working capital; and

    - strategic business initiatives.

In January 2001, we paid approximately $26.0 million in cash to exercise our option to purchase all of the Class A limited partnership interests of Genzyme Development Partners, L.P. We are also obligated to pay royalties to the former holders of the Class A interests on sales of the Sepra-TM- products for ten years. We may further reduce available cash reserves to pay principal and interest on the following debt:

    - In May 1998, we issued $250.0 million in subordinated convertible notes, the entire principal amount of which is allocated to Genzyme General. These convertible notes bear interest at an annual rate of 5 1/4% and mature on June 1, 2005. However, the holders of these notes may exchange principal on the notes for shares of Genzyme General Stock, Molecular Oncology Stock and Biosurgery Stock.

    - In August 1998, we issued $21.2 million in subordinated convertible debentures, the entire principal amount of which is allocated to Genzyme General. These convertible debentures bear interest at an annual rate of 5% and mature on August 29, 2003, but the holders of these convertible debentures may exchange principal, and under some circumstances interest, on the convertible debentures for shares of Genzyme General Stock.

    - In December 2000, we replaced our existing bank credit facilities with a new $500.0 million revolving credit facility, $150.0 million of which matures in December 2001, and $350 million of which matures in December 2003. At December 31, 2000, $368.0 million was outstanding under this facility, $150.0 million of which was allocated to Genzyme General in connection with the financing of a portion of the cash component of the GelTex merger consideration, and $218.0 million of which was allocated to Genzyme Biosurgery, primarily in connection with the financing of a portion of the cash component of the Biomatrix merger consideration.

    - In connection with our acquisition of Biomatrix, Genzyme Biosurgery Corporation, one of our wholly-owned subsidiaries, assumed a 6.9% convertible subordinated note due May 14, 2003 in favor of UBS Warburg LLC. At December 31, 2000, $10.0 million of this note remained outstanding.

If we use cash to pay or redeem all or a portion of this debt, including the principal and interest due on it, our cash reserves will be diminished.

                                     GCS-33

    To satisfy these and other commitments, we will have to obtain additional financing. We may be unable to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms that we consider favorable.

WE MAY FAIL TO PROTECT ADEQUATELY OUR PROPRIETARY TECHNOLOGY, WHICH WOULD ALLOW COMPETITORS TO TAKE ADVANTAGE OF OUR RESEARCH AND DEVELOPMENT EFFORTS.

    Our long-term success largely depends on our ability to market technologically competitive products. If we fail to obtain or maintain these protections, we may not be able to prevent third parties from using our proprietary rights. Our currently pending or future patent applications may not result in issued patents. In the United States, patent applications are confidential until patents issue, and because third parties may have filed patent applications for technology covered by our pending patent applications without us being aware of those applications, our patent applications may not have priority over any patent applications of others. In addition, our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products or provide us with any competitive advantage. If a third party initiates litigation regarding our patents, our collaborators' patents, or those patents for which we have license rights, and is successful, a court could revoke our patents or limit the scope of coverage for those patents.

    The U.S. Patent and Trademark Office, commonly referred to as the USPTO, and the courts have not consistently treated the breadth of claims allowed in biotechnology patents. If the USPTO or the courts begin to allow broader claims, the incidence and cost of patent interference proceedings and the risk of infringement litigation will likely increase. On the other hand, if the USPTO or the courts begin to allow narrower claims, the value of our proprietary rights may be limited. Any changes in, or unexpected interpretations of, the patent laws may adversely affect our ability to enforce our patent position.

    We also rely upon trade secrets, proprietary know-how and continuing technological innovation to remain competitive. We protect this information with reasonable security measures, including the use of confidentiality agreements with our employees, consultants and corporate collaborators. It is possible that these individuals will breach these agreements and that any remedies for a breach will be insufficient to allow us to recover our costs. Furthermore, our trade secrets, know-how and other technology may otherwise become known or be independently discovered by our competitors.

WE MAY BE REQUIRED TO LICENSE TECHNOLOGY FROM COMPETITORS IN ORDER TO DEVELOP AND COMMERCIALIZE SOME OF OUR PRODUCTS AND SERVICES, AND IT IS UNCERTAIN WHETHER THESE LICENSES WILL BE AVAILABLE.

    Third-party patent rights may cover some of the products that we or our strategic partners are developing or testing. As a result, we or our strategic collaborators may be required to obtain licenses from the holders of these patents in order to use, manufacture or sell these products and services, and payments under these licenses may reduce our revenue from these products. Furthermore, we may not be able to obtain these licenses on acceptable terms or at all. If we fail to obtain a required license or are unable to alter the design of our technology to fall outside of a patent, we may be unable to effectively market some of our technology and services, which could limit our profitability.

WE MAY INCUR SUBSTANTIAL COSTS AS A RESULT OF LITIGATION OR OTHER PROCEEDINGS RELATING TO PATENT AND OTHER INTELLECTUAL PROPERTY RIGHTS.

    A third party may sue us or one of our strategic collaborators for infringing the third-party's patent rights. Likewise, we or one of our strategic collaborators may need to resort to litigation to enforce patent rights or to determine the scope and validity of third-party proprietary rights. For example, we filed a lawsuit on July 25, 2000 seeking injunctive relief and damages against Transkaryotic Therapies, Inc. in the U.S. District Court in Wilmington, Delaware for patent infringement resulting from Transkaryotic Therapies' manufacture and use of Replagal-TM-, its replacement therapy for Fabry

                                     GCS-34
disease. The suit alleges infringement of U.S. Patent No. 5,356,804, which we exclusively licensed from Mount Sinai School of Medicine.

    The patent is directed to methods of making alpha-galactosidase in mammalian cells, as well as the genetically-engineered cells themselves. On September 19, 2000, Transkaryotic Therapies filed a lawsuit against us and Mount Sinai School of Medicine in U.S. District Court in Boston, Massachusetts seeking declaratory judgments that the manufacture, use and sale of Replagal-TM- does not infringe the patent licensed by us from Mount Sinai and that the Mount Sinai patent is invalid. The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert our management's efforts. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. If we do not prevail in this type of litigation, we or our strategic collaborators may be required to:

    - pay monetary damages;

    - stop commercial activities relating to the affected products or services;

    - obtain a license in order to continue manufacturing or marketing the affected products or services; or

    - compete in the market with a substantially similar product.

    Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue some of our operations. In addition, a court may require that we pay expenses or damages and litigation could disrupt our commercial activities.

WE MAY BE LIABLE FOR PRODUCT LIABILITY CLAIMS NOT COVERED BY INSURANCE.

    Individuals who use our products or services, including those we acquire in business combinations, may bring product liability claims against us or our subsidiaries. While we have taken, and continue to take, what we believe are appropriate precautions, we may be unable to avoid significant liability exposure. We have only limited amounts of product liability insurance, which may not provide sufficient coverage against any product liability claims. We may be unable to obtain additional insurance in the future, or we may be unable to do so on acceptable terms. Any additional insurance we do obtain may not provide adequate coverage against any asserted claims. In addition, regardless of merit or eventual outcome, product liability claims may result in:

    - diversion of management's time and attention;

    - expenditure of large amounts of cash on legal fees, expenses and payment of damages;

    - decreased demand for our products and services; and

    - injury to our reputation.

IN CONNECTION WITH OUR ACQUISITION OF BIOMATRIX, WE ASSUMED LITIGATION FACED BY BIOMATRIX.

    On July 21 and August 7, 15, and 30, 2000, class action lawsuits requesting unspecified damages were filed in the U.S. District Court in New Jersey against Biomatrix, Inc. and two of its officers and directors, Endre A. Balazs and Rory
B. Riggs. In these actions, the plaintiffs seek to certify a class of all persons or entities who purchased or otherwise acquired Biomatrix common stock during the period between July 20, 1999 and April 25, 2000. The plaintiffs allege, among other things, that the defendants failed to accurately disclose information relating to Biomatrix' product Synvisc-Registered Trademark- during the period between July 20, 1999 and April 25, 2000, and assert causes of action under the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated under that statute. We acquired Biomatrix in December 2000. We intend to vigorously defend against those actions. We may be required to pay substantial damages or settlement costs to the extent that damages or settlement costs are not covered

                                     GCS-35
by insurance. Regardless of their outcome, these actions may cause a diversion of our management's time and attention.

OUR COMPETITORS IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES MAY HAVE SUPERIOR PRODUCTS, MANUFACTURING CAPABILITIES OR MARKETING POSITION.

    The human healthcare products and services industry is extremely competitive. Our competitors include major pharmaceutical companies and other biotechnology companies. Some of these competitors may have more extensive research and development, marketing and production capabilities. Some competitors also may have greater financial resources than we have. Our future success will depend on our ability to develop and market effectively our products against those of our competitors. For instance, we are seeking orphan drug designation for some of our products that are still in development or are currently being reviewed by the FDA for marketing approval, including Fabrazyme-TM- enzyme for the treatment of Fabry disease. We are aware of other companies developing products for the treatment of Fabry disease. Transkaryotic Therapies Inc., for example, submitted its application for marketing approval for its product to the FDA approximately one week before we submitted our application for Fabrazyme-TM- enzyme. If Transkaryotic Therapies or any other company receives FDA approval for a Fabry disease therapy with orphan drug designation before we receive FDA approval for Fabrazyme-TM- enzyme, the Orphan Drug Act may preclude us from selling Fabrazyme-TM- enzyme in the United States for up to seven years. Similarly, we submitted our application for marketing approval of Fabrazyme-TM- enzyme with the European Medicines Evaluation Agency, or EMEA, within a short time of Transkaryotic Therapies' filing. If Transkaryotic Therapies or any other company receives EMEA approval for a Fabry disease therapy with orphan drug designation before we receive EMEA approval for Fabrazyme enzyme, the European equivalent of the Orphan Drug Act may preclude us from selling Fabrazyme enzyme in the European Union for up to ten years. If our products receive marketing approval but cannot compete effectively in the marketplace, our profitability and financial position will suffer.

IF WE ARE UNABLE TO KEEP UP WITH RAPID TECHNOLOGICAL CHANGES, OUR PRODUCTS OR SERVICES MAY BECOME OBSOLETE.

    The field of biotechnology is characterized by significant and rapid technological change. Although we attempt to expand our technological capabilities in order to remain competitive, research and discoveries by others may make our products or services obsolete. For example, some of our competitors may develop a product to treat Gaucher disease that is more effective or less expensive than Cerezyme-Registered Trademark- enzyme. If we cannot compete effectively in the marketplace, our profitability and financial position will suffer.

IF WE FAIL TO OBTAIN ADEQUATE LEVELS OF REIMBURSEMENT FOR OUR PRODUCTS FROM THIRD-PARTY PAYERS, THE COMMERCIAL POTENTIAL OF OUR PRODUCTS WILL BE SIGNIFICANTLY LIMITED.

    A substantial portion of our revenue comes from payments by third-party payers, including government health administration authorities and private health insurers. As a result of the trend toward managed healthcare in the United States, as well as legislative proposals to reduce payments under government insurance programs, third-party payers are increasingly attempting to contain healthcare costs by:

    - challenging the prices charged for healthcare products and services;

    - limiting both coverage and the amount of reimbursement for new therapeutic products;

    - denying or limiting coverage for products that are approved by the FDA, but are considered experimental or investigational by third-party payers; and

    - refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA marketing approval.

                                     GCS-36

    Government and other third-party payers may not provide adequate insurance coverage or reimbursement for our products and services, which could impair our financial results. In addition, third-party payers may not reimburse patients for newly approved healthcare products, which could decrease demand for our products. Furthermore, Congress occasionally has discussed implementing broad-based measures to contain healthcare costs. It is possible that Congress will enact legislation specifically designed to contain healthcare costs. If third-party reimbursement is inadequate to allow us to recover our costs or if Congress passes legislation to contain healthcare costs, our profitability and financial condition will suffer.

CHANGES IN THE ECONOMIC, POLITICAL, LEGAL AND BUSINESS ENVIRONMENTS IN THE FOREIGN COUNTRIES IN WHICH WE DO BUSINESS COULD CAUSE OUR INTERNATIONAL SALES AND OPERATIONS, WHICH ACCOUNT FOR A SIGNIFICANT PERCENTAGE OF OUR CONSOLIDATED NET SALES, TO BE LIMITED OR DISRUPTED.

    Our international operations accounted for 39% of our consolidated revenues for the year ended December 31, 2000 and 41% of our consolidated revenues for each of the years ended December 31, 1999 and 1998. We expect that international sales will continue to account for a significant percentage of our revenues for the foreseeable future. In addition, we have direct investments in a number of subsidiaries outside of the United States, primarily in Europe and Japan. Our international sales and operations could be limited or disrupted, and the value of our direct investments may be diminished, by any of the following:

    - fluctuations in currency exchange rates;

    - the imposition of governmental controls;

    - less favorable intellectual property or other applicable laws;

    - the inability to obtain any necessary foreign regulatory approvals of products in a timely manner;

    - import and export license requirements;

    - political instability;

    - trade restrictions;

    - changes in tariffs;

    - difficulties in staffing and managing international operations; and

    - longer payment cycles.

    A significant portion of our business is conducted in currencies other than our reporting currency, the U.S. dollar. We recognize foreign currency gains or losses arising from our operations in the period in which we incur those gains or losses. As a result, currency fluctuations among the U.S. dollar and the currencies in which we do business have caused foreign currency transaction gains and losses in the past and will likely do so in the future. Because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we may suffer significant foreign currency transaction losses in the future due to the effect of exchange rate fluctuations on our future operating results.

SEVERAL ANTI-TAKEOVER PROVISIONS MAY DEPRIVE OUR STOCKHOLDERS OF THE OPPORTUNITY TO RECEIVE A PREMIUM FOR THEIR SHARES UPON A CHANGE IN CONTROL.

    Provisions of Massachusetts law and our charter, by-laws and shareholder rights plan could delay or prevent a change in control of Genzyme or a change in our management. Our tracking stock structure may also deprive our stockholders of the opportunity to receive a premium for their shares upon a change in control because, in order to obtain control of a particular division, an acquiror would

                                     GCS-37
have to obtain control of the entire corporation. In addition, our board of directors may, in its sole discretion:

    - exchange shares of Molecular Oncology Stock or Biosurgery Stock for Genzyme General Stock at a 30% premium over the market value of the exchanged shares; and

    - issue shares of undesignated preferred stock from time to time in one or more series.

    Either of these board actions could increase the cost of an acquisition of Genzyme and thus discourage a takeover attempt.

SUBSEQUENT EVENTS

    In January, 2001, Focal, Inc. exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share, at which time our investment in Focal became an equity interest. We have allocated these shares to Genzyme Biosurgery. We are committed, at Focal's option, to make an additional equity investment in June 2001 of up to $5.0 million, subject to certain conditions.

    In February 2001, we announced our intention to divest the Snowden-Pencer-Registered Trademark- surgical instruments product lines. These product lines include hand-held, reusable instruments and a line of high-quality endoscopic instruments for general, plastic and gynecological surgery. We allocate these product lines to Genzyme Biosurgery. We are currently assessing which assets will be offered for sale. We also announced our intention to terminate the production of Synvisc-Registered Trademark- in Canada and to sell our manufacturing facility in Pointe-Claire, Canada. We expect both of these transactions to be completed in the second half of 2001.

                                     GCS-38

                      GENZYME CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                     FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                2000        1999        1998
                                                              ---------   ---------   ---------
                                                              (AMOUNTS IN THOUSANDS, EXCEPT PER
                                                                       SHARE AMOUNTS)
Revenues:
  Net product sales.........................................  $811,897    $683,482    $613,685
  Net service sales.........................................    84,482      79,448      74,791
  Revenue from research and development contracts:
    Related parties.........................................       509       2,012       5,745
    Other...................................................     6,432       7,346      15,114
                                                              --------    --------    --------
      Total revenues........................................   903,320     772,288     709,335
                                                              --------    --------    --------
Operating costs and expenses:
  Cost of products sold.....................................   232,383     182,337     211,076
  Cost of services sold.....................................    50,177      49,444      48,586
  Selling, general and administrative.......................   264,551     242,797     215,203
  Research and development (including research and
    development related to contracts).......................   169,478     150,516     119,005
  Amortization of intangibles...............................    22,974      24,674      24,334
  Purchase of in-process research and development...........   200,191       5,436          --
  Charge for impaired asset.................................     4,321          --          --
                                                              --------    --------    --------
      Total operating costs and expenses....................   944,075     655,204     618,204
                                                              --------    --------    --------
Operating income (loss).....................................   (40,755)    117,084      91,131
                                                              --------    --------    --------
Other income (expenses):
  Equity in net loss of unconsolidated affiliates...........   (44,965)    (42,696)    (29,006)
  Gain on affiliate sale of stock...........................    22,689       6,683       2,369
  Gain on sale of investments in equity securities..........    23,173       1,963       3,391
  Minority interest.........................................     4,625       3,674       4,285
  Gain on sale of product line..............................        --       8,018      31,202
  Charge for impaired investments...........................    (7,300)     (5,712)     (3,397)
  Other.....................................................     5,188      14,527          --
  Investment income.........................................    45,593      36,158      25,055
  Interest expense..........................................   (15,710)    (21,771)    (22,593)
                                                              --------    --------    --------
      Total other income (expenses).........................    33,293         844      11,306
                                                              --------    --------    --------
Income (loss) before income taxes...........................    (7,462)    117,928     102,437
Provision for income taxes..................................   (55,478)    (46,947)    (39,870)
                                                              --------    --------    --------
Net income (loss)...........................................  $(62,940)   $ 70,981    $ 62,567
                                                              ========    ========    ========
Comprehensive income (loss), net of tax:
  Net income (loss).........................................  $(62,940)   $ 70,981    $ 62,567
                                                              --------    --------    --------
  Other comprehensive income (loss), net of tax:
  Foreign currency translation adjustments..................   (14,569)    (14,883)      7,681
                                                              --------    --------    --------
    Unrealized gains (losses) on securities:
      Unrealized gains (losses) arising during the period...     9,876      24,946      (6,043)
      Reclassification adjustment for losses included in net
        income..............................................     3,788       2,092       2,100
                                                              --------    --------    --------
        Unrealized gains (losses) on securities, net........    13,664      27,038      (3,943)
                                                              --------    --------    --------
  Other comprehensive income (loss).........................      (905)     12,155       3,738
                                                              --------    --------    --------
  Comprehensive income (loss)...............................  $(63,845)   $ 83,136    $ 66,305
                                                              ========    ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                     GCS-39

                      GENZYME CORPORATION AND SUBSIDIARIES

                                                                     FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                2000        1999        1998
                                                              ---------   ---------   ---------
                                                              (AMOUNTS IN THOUSANDS, EXCEPT PER
                                                                       SHARE AMOUNTS)
NET INCOME PER SHARE:
ALLOCATED TO GENZYME GENERAL STOCK:
  Genzyme General net income................................  $ 85,956    $142,077    $133,052
  Genzyme Surgical Products net loss........................        --     (27,523)    (49,856)
  Tax benefit allocated from Genzyme Molecular Oncology.....     7,476       7,812       3,527
  Tax benefit allocated from Genzyme Biosurgery.............    28,023      26,994      34,330
                                                              --------    --------    --------
  Net income allocated to Genzyme General Stock.............  $121,455    $149,360    $121,053
                                                              ========    ========    ========
  Net income per share of Genzyme General Stock:
    Basic...................................................  $   1.41    $   1.80    $   1.53
                                                              ========    ========    ========
    Diluted.................................................  $   1.35    $   1.71    $   1.48
                                                              ========    ========    ========
  Weighted average shares outstanding:
    Basic...................................................    86,131      83,092      79,063
                                                              ========    ========    ========
    Diluted.................................................    89,683      93,228      85,822
                                                              ========    ========    ========
ALLOCATED TO BIOSURGERY STOCK:
  Genzyme Biosurgery net loss...............................  $(87,636)
  Allocated tax benefit.....................................       448
                                                              --------
  Net loss allocated to Biosurgery Stock....................  $(87,188)
                                                              ========
  Net loss per share of Biosurgery Stock--basic and
    diluted.................................................  $  (2.40)
                                                              ========
  Weighted average shares outstanding.......................    36,359
                                                              ========
ALLOCATED TO MOLECULAR ONCOLOGY STOCK:
  Net loss..................................................  $(23,096)   $(28,832)   $(19,107)
                                                              ========    ========    ========
  Net loss per share of Molecular Oncology Stock--basic and
    diluted.................................................  $  (1.60)   $  (2.25)   $  (3.81)
                                                              ========    ========    ========
  Weighted average shares outstanding.......................    14,446      12,826       5,019
                                                              ========    ========    ========
ALLOCATED TO SURGICAL PRODUCTS STOCK:
  Net loss..................................................  $(54,748)   $(20,514)
                                                              ========    ========
  Net loss per share of Surgical Products Stock--basic and
    diluted.................................................  $  (3.67)   $  (1.38)
                                                              ========    ========
  Weighted average shares outstanding.......................    14,900      14,835
                                                              ========    ========
ALLOCATED TO TISSUE REPAIR STOCK:
  Net loss..................................................  $(19,833)   $(30,040)   $(40,386)
                                                              ========    ========    ========
  Net loss per share of Tissue Repair Stock--basic and
    diluted.................................................  $  (0.69)   $  (1.26)   $  (1.99)
                                                              ========    ========    ========
  Weighted average shares outstanding.......................    28,716      23,807      20,277
                                                              ========    ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                     GCS-40

                      GENZYME CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
                                                              (AMOUNTS IN THOUSANDS,
                                                               EXCEPT SHARE AMOUNTS)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $  236,213   $  130,156
  Short-term investments....................................     104,586      255,846
  Accounts receivable, net..................................     205,094      166,803
  Inventories...............................................     170,341      117,269
  Prepaid expenses and other current assets.................      37,681       18,918
  Deferred tax assets--current..............................      46,836       41,195
                                                              ----------   ----------
    Total current assets....................................     800,751      730,187
  Property, plant and equipment, net........................     504,412      383,181
  Long-term investments.....................................     298,841      266,988
  Notes receivable--related party...........................      10,350           --
  Intangibles, net..........................................   1,539,782      253,153
  Deferred tax assets--noncurrent...........................          --       18,631
  Investments in equity securities..........................     121,251       97,859
  Other noncurrent assets...................................      42,713       37,283
                                                              ----------   ----------
    Total assets............................................  $3,318,100   $1,787,282
                                                              ==========   ==========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   26,165   $   27,853
  Accrued expenses..........................................     139,683       73,359
  Income taxes payable......................................      46,745       27,946
  Deferred revenue..........................................       8,609        3,700
  Current portion of long-term debt and capital lease
    obligations.............................................      19,897        5,080
                                                              ----------   ----------
    Total current liabilities...............................     241,099      137,938
Long-term debt and capital lease obligations................     391,560       18,000
Convertible notes and debentures............................     273,680      272,622
Deferred tax liability......................................     230,384           --
Other noncurrent liabilities................................       6,236        2,330
                                                              ----------   ----------
    Total liabilities.......................................   1,142,959      430,890
                                                              ----------   ----------
Commitments and contingencies (See Notes)
Stockholders' equity:
  Preferred Stock, $0.01 par value, 10,000,000 shares
    authorized; no shares issued and outstanding............          --           --
    Preferred Stock, Series A Junior Participating, $0.01
      par value, 2,000,000 shares authorized; no shares
      issued and outstanding at both December 31, 2000 and
      1999..................................................          --           --
    Preferred Stock, Series B Junior Participating, $0.01
      par value, 1,000,000 shares authorized at
      December 31, 2000, 400,000 shares authorized at
      December 31, 1999; no shares issued and outstanding at
      both December 31, 2000 and 1999.......................          --           --
    Preferred Stock, Series C Junior Participating, $0.01
      par value, 400,000 shares authorized; no shares issued
      and outstanding at both December 31, 2000 and 1999....          --           --

                                     GCS-41

                      GENZYME CORPORATION AND SUBSIDIARIES

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
                                                              (AMOUNTS IN THOUSANDS,
                                                               EXCEPT SHARE AMOUNTS)
    Preferred Stock, Series D Junior Participating, $0.01
      par value, 0 shares authorized at December 31, 2000,
      600,000 shares authorized at December 31, 1999; no
      shares issued and outstanding at both December 31,
      2000 and 1999.........................................          --           --
Common Stock, $0.01 par value, 390,000,000 shares
  authorized; 147,894,033 issued and 147,787,675 shares
  outstanding:
    Genzyme General Stock, $0.01 par value, 200,000,000
      shares authorized; 95,590,819 shares issued and
      95,484,461 shares outstanding at December 31, 2000 and
      84,351,662 shares issued and 84,245,304 shares
      outstanding at December 31, 1999......................         956          844
    Biosurgery Stock, $0.01 par value, 100,000,000 shares
      authorized, 36,397,854 shares issued and outstanding
      at December 31, 2000..................................         364           --
    Molecular Oncology Stock, $0.01 par value, 40,000,000
      shares authorized; 15,905,360 shares issued and
      outstanding on December 31, 2000 and 13,421,018 shares
      issued and outstanding at December 31, 1999...........         159          134
    Surgical Products Stock, $0.01 par value, 0 shares
      authorized at December 31, 2000, 60,000,000 shares
      authorized at December 31, 1999; 0 shares outstanding
      at December 31, 2000, 14,835,161 shares issued and
      outstanding at December 31, 1999......................          --          148
    Tissue Repair Stock, $0.01 par value, 0 shares
      authorized at December 31, 2000, 40,000,000 shares
      authorized at December 31, 1999; 0 shares outstanding
      at December 31, 2000, 28,503,728 shares issued and
      28,498,729 shares outstanding at December 31, 1999....          --          285
Treasury common stock, at cost:
  Genzyme General Stock, 106,358 shares at both December 31,
    2000 and 1999...........................................        (901)        (901)
Additional paid-in capital--Genzyme General Stock...........   1,269,284      636,128
Additional paid-in capital--Biosurgery Stock................     823,353           --
Additional paid-in capital--Molecular Oncology Stock........     111,484       67,672
Additional paid-in capital--Surgical Products Stock.........          --      376,123
Additional paid-in capital--Tissue Repair Stock.............          --      217,103
Deferred compensation.......................................      (9,943)        (134)
Notes receivable from stockholders..........................     (14,760)          --
Retained earnings (accumulated deficit).....................      (5,738)      57,202
Accumulated other comprehensive income......................         883        1,788
                                                              ----------   ----------
Total stockholders' equity..................................   2,175,141    1,356,392
                                                              ----------   ----------
Total liabilities and stockholders' equity..................  $3,318,100   $1,787,282
                                                              ==========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                                     GCS-42

                      GENZYME CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   FOR THE YEARS ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)...........................................  $(62,940)  $ 70,981   $ 62,567
Reconciliation of net income (loss) to net cash provided by
  operating activities:.....................................
  Depreciation and amortization.............................    57,930     62,652     58,869
  Loss on disposal of fixed assets..........................       532        971        108
  Non-cash compensation expense.............................     2,185         58      8,740
  Equity in loss of unconsolidated affiliates...............    44,965     42,696     29,006
  Accrued interest/amortization of marketable securities....     2,507     (1,647)    (6,923)
  Provisions for bad debts and inventory....................     4,277     13,031      5,848
  Notes received from a collaborator........................   (10,350)        --         --
  Accretion of debt conversion feature......................        --         --      3,025
  Gain on affiliate sale of stock...........................   (22,689)    (6,683)    (2,369)
  Minority interest in net loss of subsidiary...............    (4,625)    (3,674)    (4,285)
  Gain on sale of product line..............................        --     (8,018)   (31,202)
  Gain on sale of investments in equity securities..........   (23,173)    (1,963)    (3,391)
  Charge for impaired investments...........................     7,300      5,712      3,397
  Deferred income tax benefit...............................    (6,580)    (6,061)    (5,669)
  Charge for in-process research and development............   200,191      5,436         --
  Other.....................................................     2,677      1,827         26
  Increase (decrease) in cash from working capital:
    Accounts receivable.....................................   (34,064)   (18,682)   (46,215)
    Inventories.............................................    (9,549)    (1,691)    34,049
    Prepaid expenses and other assets.......................    (8,768)    12,215    (11,987)
    Accounts payable, accrued expenses, income taxes payable
      and deferred revenue..................................    37,268     36,851     17,509
                                                              --------   --------   --------
      Net cash provided by operating activities.............   177,094    204,011    111,103
                                                              --------   --------   --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of investments....................................  (553,506)  (509,177)  (441,487)
Sales and maturities of investments.........................   754,437    438,530    136,605
Purchase of investments in equity securities................   (29,102)   (17,700)   (25,783)
Proceeds from sale of investments in equity securities......    33,124     11,090      9,564
Purchase of property, plant and equipment...................   (75,441)   (57,724)   (39,467)
Sale of property, plant and equipment.......................        26        188      1,262
Proceeds from sale of product line..........................        --      5,000     24,760
Acquisitions, net of acquired cash..........................  (643,779)    (6,500)    (9,949)
Purchase of technology rights...............................       (75)   (11,400)   (15,100)
Investments in unconsolidated affiliates....................   (23,497)   (46,621)   (21,974)
Loans to affiliates.........................................        --         --     (1,000)
Proceeds from notes receivable..............................        --      8,360         --
Repayment of loans by affiliates............................        --         --      3,019
Final distribution from joint venture.......................        --        881         --
Other.......................................................    (8,160)     2,859     (5,592)
                                                              --------   --------   --------
      Net cash used in investing activities.................  (545,973)  (182,214)  (385,142)
                                                              --------   --------   --------

  The accompanying notes are an integral part of these consolidated financial statements.

                                     GCS-43

                      GENZYME CORPORATION AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                                                   FOR THE YEARS ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock......................  $116,181   $ 59,986   $ 76,860
Proceeds from issuance of debt..............................   350,000      5,000    250,000
Payments of debt............................................    (5,000)   (85,081)   (38,833)
Bank overdraft..............................................    12,306      9,625         --
Other.......................................................     2,076      2,289      1,884
                                                              --------   --------   --------
    Net cash provided by (used in) financing activities.....   475,563     (8,181)   289,911

Effect of exchange rate changes on cash.....................      (627)    (2,072)       334
                                                              --------   --------   --------
Increase in cash and cash equivalents.......................   106,057     11,544     16,206
Cash and cash equivalents at beginning of period............   130,156    118,612    102,406
                                                              --------   --------   --------
Cash and cash equivalents at end of period..................  $236,213   $130,156   $118,612
                                                              ========   ========   ========
Supplemental disclosures of cash flows:
Cash paid during the year for:
  Interest..................................................  $ 15,998   $ 20,151   $ 17,385
  Income taxes..............................................  $ 34,014   $ 30,992   $ 24,463

Supplemental disclosures of non-cash transactions:
Other gains and charges--Note B.
Dispositions of assets--Note C.
Acquisitions--Note D.
Investment in unconsolidated affiliate--Note I.
5% convertible subordinated note--Note K.
Warrants--Note L.
Distributions of designated shares--Note L.

In conjunction with the acquisitions of GelTex and Biomatrix, liabilities were assumed as follows:

Fair value of assets acquired...............................  $ 994,481
Goodwill....................................................    561,896
Acquired in-process research and development................    200,191
Deferred compensation.......................................     10,272
Issuance of common stock and options........................   (774,458)
Net cash paid for acquisition and acquisition costs.........   (660,187)
Liabilities for exit activities and integration.............     (6,716)
Net deferred tax liability assumed..........................   (246,591)
                                                              ---------
  Net liabilities assumed...................................  $  78,888
                                                              ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                                     GCS-44

                      GENZYME CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                    SHARES (IN THOUSANDS)            DOLLARS (IN THOUSANDS)
                                                ------------------------------   ------------------------------
                                                  2000       1999       1998       2000       1999       1998
                                                --------   --------   --------   --------   --------   --------
COMMON STOCKS:
GENZYME GENERAL STOCK:
  Balance at beginning of year................   84,352     81,394     77,693     $ 844      $ 814      $ 777
  Issuance of Genzyme General Stock under
    stock plans...............................    3,353      2,958      3,694        33         30         37
  Shares issued for acquisition of GelTex.....    7,886         --         --        79         --
  Exercise of warrants........................       --         --          7        --         --         --
                                                -------     ------     ------     -----      -----      -----
  Balance at end of year......................   95,591     84,352     81,394     $ 956      $ 844      $ 814
                                                =======     ======     ======     =====      =====      =====
BIOSURGERY STOCK:
  Balance at beginning of year................       --         --         --     $  --      $  --      $  --
  Conversion of Surgical Products Stock to
    Biosurgery Stock upon creation of Genzyme
    Biosurgery................................    9,092         --         --        91         --         --
  Conversion of Tissue Repair Stock to
    Biosurgery Stock upon creation of Genzyme
    Biosurgery................................    9,679         --         --        97         --         --
  Shares issued for acquisition of
    Biomatrix.................................   17,581         --         --       176         --         --
  Issuance of Biosurgery Stock under stock
    plans.....................................       46         --         --        --         --         --
                                                -------     ------     ------     -----      -----      -----
  Balance at end of year......................   36,398         --         --     $ 364      $  --      $  --
                                                =======     ======     ======     =====      =====      =====
MOLECULAR ONCOLOGY STOCK:
  Balance at beginning of year................   13,421     12,648      3,929     $ 134      $ 126      $  39
  Issuance of Molecular Oncology Stock under
    stock plans...............................      345        129          1         4          2         --
  Exercise of warrants........................       --         --          1        --         --         --
  Issuance of Molecular Oncology designated
    shares....................................       --         27      8,717        --         --         87
  Sales of Molecular Oncology Stock...........    2,139         --         --        21         --         --
  Issuance of Molecular Oncology Stock in
    connection with the purchase of joint
    venture interest..........................       --        617         --        --          6         --
                                                -------     ------     ------     -----      -----      -----
  Balance at end of year......................   15,905     13,421     12,648     $ 159      $ 134      $ 126
                                                =======     ======     ======     =====      =====      =====

  The accompanying notes are an integral part of these consolidated financial statements.

                                     GCS-45

                      GENZYME CORPORATION AND SUBSIDIARIES

                                                    SHARES (IN THOUSANDS)            DOLLARS (IN THOUSANDS)
                                                ------------------------------   ------------------------------
                                                  2000       1999       1998       2000       1999       1998
                                                --------   --------   --------   --------   --------   --------
SURGICAL PRODUCTS STOCK:
  Balance at beginning of year................   14,835         --         --     $ 148      $  --      $  --
  Initial distribution of Surgical Products
    designated shares.........................       --     14,792         --        --        148         --
  Issuance of Surgical Products Stock under
    stock plans...............................      169         43         --         2         --         --
  Conversion of Surgical Products Stock to
    Biosurgery Stock upon creation of Genzyme
    Biosurgery................................  (15,004)        --         --      (150)        --         --
                                                -------     ------     ------     -----      -----      -----
  Balance at end of year......................       --     14,835         --     $  --      $ 148         --
                                                =======     ======     ======     =====      =====      =====
TISSUE REPAIR STOCK:
  Balance at beginning of year................   28,504     20,921     19,941     $ 285      $ 209      $ 199
  Issuance of Tissue Repair Stock under stock
    plans.....................................      374        325        756         4          3          8
  Issuance of Tissue Repair Stock in
    connection with conversion of 6%
    convertible note..........................       --      7,258        224        --         73          2
  Conversion of Tissue Repair Stock to
    Biosurgery Stock upon creation of Genzyme
    Biosurgery................................  (28,878)        --         --      (289)        --         --
                                                -------     ------     ------     -----      -----      -----
  Balance at end of year......................       --     28,504     20,921     $  --      $ 285      $ 209
                                                =======     ======     ======     =====      =====      =====
TREASURY COMMON STOCK (AT COST):
GENZYME GENERAL STOCK:
  Balance at beginning of year................     (106)      (106)      (106)    $(901)     $(901)     $(901)
  Purchases...................................       --         --         --        --         --         --
                                                -------     ------     ------     -----      -----      -----
  Balance at end of year......................     (106)      (106)      (106)    $(901)     $(901)     $(901)
                                                =======     ======     ======     =====      =====      =====

  The accompanying notes are an integral part of these consolidated financial statements.

                                     GCS-46

                      GENZYME CORPORATION AND SUBSIDIARIES

                                                                 2000        1999       1998
                                                              ----------   --------   --------
                                                                   (AMOUNTS IN THOUSANDS)
ADDITIONAL PAID-IN CAPITAL:
  GENZYME GENERAL STOCK:
    Balance at beginning of year............................  $  636,128   $959,019   $895,587
    Issuance of Genzyme General Stock under stock plans.....      85,427     59,587     74,323
    Exercise of warrants....................................          --         --        289
    Allocation to Genzyme Tissue Repair for Tissue Repair
      designated shares.....................................      (9,910)    (4,937)        --
    Tax benefit from disqualified dispositions..............      17,041     24,238     18,561
    Allocation of cash to Genzyme Molecular Oncology for
      Molecular Oncology designated shares..................     (15,000)        --     (5,000)
    Allocation to Genzyme Surgical Products.................          --   (376,271)        --
    Exchange of 6% debentures convertible into shares of
      Molecular Oncology Stock for 5% debentures convertible
      into shares of Genzyme General Stock..................          --         --    (19,802)
    Acquistion of GelTex....................................     554,063         --         --
    Stock based compensation expense........................       1,536         --         --
    Conversion of note receivable from Genzyme Molecular
      Oncology into Molecular Oncology designated shares....          --         --     (2,696)
    Transfer of interest in joint venture from Genzyme
      Tissue Repair.........................................          --    (25,000)        --
    Loss on purchase of facility from Genzyme Tissue
      Repair................................................          --         --       (711)
    Payment to Genzyme Tissue Repair for research program...          --       (100)      (250)
    Other...................................................          (1)      (408)    (1,282)
                                                              ----------   --------   --------
    Balance at end of year..................................  $1,269,284   $636,128   $959,019
                                                              ==========   ========   ========
BIOSURGERY STOCK:
    Balance at beginning of year............................  $       --   $     --   $     --
    Issuance of Biosurgery Stock under stock plans..........         298         --         --
    Conversion of Surgical Products Stock to Biosurgery
      Stock upon creation of Genzyme Biosurgery.............     377,090         --         --
    Conversion of Tissue Repair Stock to Biosurgery Stock
      upon creation of Genzyme Biosurgery...................     228,288         --         --
    Acquisition of Biomatrix................................     217,719
    Other...................................................         (42)        --         --
                                                              ----------   --------   --------
    Balance at end of year..................................  $  823,353   $     --   $     --
                                                              ==========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                     GCS-47

                      GENZYME CORPORATION AND SUBSIDIARIES

                                                                 2000        1999       1998
                                                              ----------   --------   --------
                                                                   (AMOUNTS IN THOUSANDS)
MOLECULAR ONCOLOGY STOCK:
    Balance at beginning of year............................  $   67,672   $ 63,427   $ 34,517
    Issuance of Molecular Oncology Stock under stock
      plans.................................................       1,829        306          7
    Issuance of Molecular Oncology Stock in connection with
      dividend of Molecular Oncology designated shares......          --         --        (87)
    Conversion of note payable to Genzyme General into
      Molecular Oncology designated shares..................          --         --      2,696
    Exchange of 6% debentures convertible into shares of
      Molecular Oncology Stock for 5% debentures convertible
      into shares of Genzyme General Stock..................          --         --     19,802
    Allocation of cash from Genzyme General for Molecular
      Oncology designated shares............................      15,000         --      5,000
    Shares of Molecular Oncology Stock......................      26,980         --         --
    Shares issued upon purchase of joint venture interest...          --      3,929         --
    Stock compensation expense (unearned compensation),
      net...................................................           3         10        113
    Other...................................................          --         --      1,379
                                                              ----------   --------   --------
    Balance at end of year..................................  $  111,484   $ 67,672   $ 63,427
                                                              ==========   ========   ========
SURGICAL PRODUCTS STOCK:
  Balance at beginning of year..............................  $  376,123   $     --   $     --
  Allocation from Genzyme General...........................          --    376,271         --
  Issuance of Surgical Products Stock under stock plans.....         908         --         --
  Conversion of Surgical Products Stock to Biosurgery Stock
    upon creation of Genzyme Biosurgery.....................    (377,031)        --         --
  Initial distribution of Surgical Products designated
    shares..................................................          --       (148)        --
                                                              ----------   --------   --------
  Balance at end of year....................................  $       --   $376,123   $     --
                                                              ==========   ========   ========
TISSUE REPAIR STOCK:
  Balance at beginning of year..............................  $  217,103   $174,198   $170,430
  Issuance of Tissue Repair Stock under stock plans.........         794        458      2,101
  Issuance of Tissue Repair Stock in connection with
    conversion of 6% convertible note.......................          --     12,410        598
  Gain on transfer of interest in joint venture to Genzyme
    General.................................................          --     25,000         --
  Gain on transfer of facility..............................                     --        711
  Payment from Genzyme General for research program.........          --        100        250
  Issuance of Tissue Repair Stock in connection with
    research program........................................         289         --         --
  Allocation from Genzyme General for Tissue Repair
    designated shares.......................................       9,910      4,937         --
  Conversion of Tissue Repair Stock to Biosurgery Stock upon
    creation of Genzyme Biosurgery..........................    (228,096)        --         --
  Stock compensation expense (unearned compensation), net...          --         --        108
                                                              ----------   --------   --------
  Balance at end of year....................................  $       --   $217,103   $174,198
                                                              ==========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                     GCS-48

                      GENZYME CORPORATION AND SUBSIDIARIES

                                                                 2000        1999       1998
                                                              ----------   --------   --------
                                                                   (AMOUNTS IN THOUSANDS)
RETAINED EARNINGS (ACCUMULATED DEFICIT):
  Balance at beginning of year..............................  $   57,202   $(13,779)  $(76,346)
  Net income................................................     (62,940)    70,981     62,567
                                                              ----------   --------   --------
  Balance at end of year....................................  $   (5,738)  $ 57,202   $(13,779)
                                                              ==========   ========   ========
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET OF TAX:
  Balance at beginning of year..............................  $    1,788   $(10,367)  $(12,005)
  Foreign currency translation adjustments..................     (14,569)   (14,883)     7,681
  Change in unrealized gains (losses) on investments........      13,664     27,038     (6,043)
                                                              ----------   --------   --------
  Accumulated other comprehensive income (loss).............  $      883   $  1,788   $(10,367)
                                                              ==========   ========   ========
NOTES RECEIVABLE FROM STOCKHOLDERS:
  Balance at beginning of year..............................  $       --   $     --   $     --
  Notes acquired in connection with Biomatrix acquisition...     (14,760)
                                                              ----------   --------   --------
    Balance at end of year..................................  $  (14,760)  $     --   $     --
                                                              ==========   ========   ========
DEFERRED COMPENSATION:
  Balance at beginning of year..............................  $     (134)      (192)      (240)
  Deferred compensation associated with GelTex
    acquisition.............................................     (10,206)        --         --
  Deferred compensation associated with Biomatrix
    acquisition.............................................         (66)        --         --
  Amortization of deferred compensation.....................         463         58         48
                                                              ----------   --------   --------
    Balance at end of year..................................  $   (9,943)  $   (134)  $   (192)
                                                              ==========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                     GCS-49

                      GENZYME CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

    We are a biotechnology and human healthcare company that develops innovative products and provides services for significant unmet medical needs. We have three operating divisions:

    - Genzyme General, which develops and markets:

       - therapeutic products, with an expanding focus on products to treat patients suffering from lysosomal storage disorders and other specialty therapeutics;

       - diagnostic products, with a focus on IN VITRO diagnostics; and

       - other products and services, such as genetic testing and lipids and peptides for drug delivery.

    - Genzyme Biosurgery, which develops and markets instruments, devices, biomaterials and biotherapeutic products to improve or replace surgery, with an emphasis on the orthopaedics and cardiothoracic markets; and

    - Genzyme Molecular Oncology, which is utilizing its functional genomics and antigen discovery technology platforms to develop novel cancer products focused on cancer vaccines and angiogenesis inhibitors and to generate partnering revenue.

    We currently have three series of common stock designed to reflect the value and track the performance of one of our divisions. We refer to our series of common stock as follows:

    - Genzyme General Division Common Stock = "Genzyme General Stock;"

    - Genzyme Biosurgery Division Common Stock = "Biosurgery Stock;" and

    - Genzyme Molecular Oncology Division Common Stock = "Molecular Oncology Stock."

    On December 18, 2000, we acquired Biomatrix, Inc., a public company engaged in the development and commercialization of viscoelastic products made of biological polymers called hylans for use in therapeutic medical applications and skin care. We accounted for the acquisition as a purchase. Immediately prior to the acquisition, we combined two of our operating divisions, Genzyme Surgical Products and Genzyme Tissue Repair, to form a new division called Genzyme Biosurgery. We allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery. The combination of Genzyme Surgical Products and Genzyme Tissue Repair to form Genzyme Biosurgery did not result in any adjustments to the book values of the net assets of the divisions because they remained divisions of the same corporation. We present the financial statements of Genzyme Biosurgery as though the divisions had been combined for all periods presented, and include the operations of Biomatrix from the date of acquisition.

    In connection with the formation of Genzyme Biosurgery, we created Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock." Biosurgery Stock is designed to track the performance of Genzyme Biosurgery. Each outstanding share of Genzyme Surgical Products Division common stock, or "Surgical Products Stock," was converted into 0.6060 of a share of Biosurgery Stock, and each outstanding share of Genzyme Tissue Repair Division common stock, or "Tissue Repair Stock," was converted into 0.3352 of a share of Biosurgery Stock. All outstanding options to purchase Surgical Products Stock and Tissue Repair Stock were converted into options to purchase Biosurgery Stock at the applicable conversion rates.

                                     GCS-50

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
BASIS OF PRESENTATION

    Our consolidated financial statements for each period include the balance sheets, results of operations and cash flows of each of our divisions and corporate operations taken as a whole. We eliminate all significant intracompany items and transactions in consolidation. We have reclassified certain 1999 and 1998 data to conform with our 2000 presentation.

TRACKING STOCKS

    We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specific subset of our business operations and its allocated assets, rather than operations and assets of our entire company. The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

    - factors the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock; and

    - requires us to exchange, redeem or distribute a dividend to the holders of Molecular Oncology Stock or Biosurgery Stock, if all or substantially all of the assets allocated to those corresponding divisions are sold to a third party (a dividend or redemption payment must equal in value the net after-tax proceeds from the sale; an exchange must be for Genzyme General Stock at a 10% premium to the average market price of the exchanged stock following the announcement of the sale).

    To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. However, subject to its fiduciary duties, our board of directors can, at its discretion, change the methods of allocating earnings to each series of common stock. We intend to allocate earnings using our current methods for the foreseeable future.

    Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we include financial statements and management's discussion and analysis for the corporation as well as for each of our divisions to aid investors in evaluating Genzyme's performance and the performance of each of its divisions.

    While each tracking stock is designed to reflect each division's performance, it is common stock of Genzyme Corporation and not of a division; each division is not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of each tracking stock have no specific rights to assets allocated to each division. Genzyme Corporation continues to hold title to all of the assets allocated to the corresponding division and is responsible for all of its liabilities, regardless of what it deems for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder

                                     GCS-51

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stockholders in the combined assets of Genzyme.

ALLOCATION POLICY

    Our charter sets forth what operations and assets were initially allocated to each division and states that going forward the division will also include all business, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between our divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our divisional management and accounting policies, which are filed as Exhibit 99.1 to this annual report. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

    Allocations to our divisions are based on one of the following methodologies:

    - specific identification--assets that are dedicated to the production of goods of a division or which solely benefit a division are allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred in activities which directly benefit a division are allocated to that division. Such specifically identified assets and liabilities include cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs are allocated to that division;

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

PRINCIPLES OF CONSOLIDATION

    We use the equity method to account for investments in entities in which we have a substantial ownership interest (20% to 50%), or in which we participate in policy decisions. Our consolidated net income includes our share of the earnings of these entities. We report at fair value investments in entities in which our ownership interest is less than 20% unless fair value is not readily determinable (see "Investments" below).

                                     GCS-52

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

INVESTMENTS

    We classify our investments with remaining maturities of 12 months or less as short-term investments. We classify our investments with remaining maturities of greater than twelve months as long-term investments.

    We classify our investments in debt securities as either held-to-maturity or available-for-sale based on facts and circumstances present at the time we purchase the securities. We report available-for-sale investments at fair value as of each balance sheet date and include any unrealized holding gains and losses (the adjustment to fair value) in stockholders' equity. Realized gains and losses are determined on the specific identification method and are included in investment income. If any adjustment to fair value reflects a decline in the value of the investment, we consider all available evidence to evaluate the extent to which the decline is "other than temporary" and mark the investment to market through a charge to our statement of operations. As of each balance sheet date presented, we classified all of our investments in debt securities as available-for-sale.

    We classify all of our equity investments as available-for-sale. If our investment is in a publicly traded security, we calculate fair value based on market quotations. Investments in equity securities for which fair value is not readily determinable are carried at cost, subject to review for impairment.

INVENTORIES

    We value inventories at cost or, if lower, fair value. We determine cost using the first-in, first-out method.

                                     GCS-53

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    We analyze our inventory levels quarterly and write down:

    - inventory that has become obsolete;

    - inventory that has a cost basis in excess of its expected net realizable value; and

    - inventory in excess of expected requirements.

    Inventory with a life in excess of its shelf life is disposed of and the related costs are written off.

    We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would result in the write-off of the inventory and a charge to earnings. At December 31, 2000, we have capitalized $8.1 million of inventory that has not been approved for commercial sale.

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

    We generally compute depreciation using the straight-line method over the estimated useful lives of the assets. We compute useful lives as follows:

    - plant and equipment--three to ten years;

    - furniture and fixtures--five to seven years; and

    - buildings--20 to 40 years.

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

                                     GCS-54

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    We amortize intangible assets using the straight-line method over useful lives of 1.5 to 40 years.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

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

We consider the local currency for all of our foreign subsidiaries to be the functional currency for that subsidiary. As a result, we included translation adjustments for these subsidiaries in stockholders' equity. We also record as a charge or credit to stockholders' equity exchange gains and losses on intercompany balances that are of a long-term investment nature. Our stockholders' equity includes cumulative foreign currency adjustments of $(34.2) million at December 31, 2000 and $19.7 million at December 31, 1999.

    Gains and losses on all other foreign currency transactions are included in our results of operations, although these amounts are not material to our financial statements.

FOREIGN CURRENCY HEDGING

    We periodically enter into forward contracts to reduce our foreign currency exchange risk. On each balance sheet date, we revalue these contracts using the exchange rates that are then in effect. We include in net income all gains and losses resulting from these revaluations.

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

REVENUE RECOGNITION

    We recognize revenue from product sales when we ship the product and title and risk of loss has passed, net of any applicable third party contractual allowances and rebates. We recognize revenue from service sales when we have finished providing the service. We recognize revenue from research

                                     GCS-55

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) and development contracts over the term of the applicable contract and as we incur costs related to that contract. We recognize non-refundable up-front license fees over the related performance period or at the time we have no remaining performance obligations. Milestone payments are recognized as revenue upon achievement of the milestone only if there are no remaining performance obligations and the fees are non-refundable.

    We receive royalties related to the manufacture, sale or use of our products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, we recognize revenue based on estimates of royalties earned during the applicable period and adjust for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, we recognize revenue upon receipt of royalty statements from the licensee.

    We believe our revenue recognition policies are in compliance with Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements."

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

    We have not provided for possible U.S. taxes on the undistributed earnings of foreign subsidiaries. We do not believe it is practicable to determine the tax liability associated with the repatriation of our foreign earnings because it is our policy to indefinitely reinvest these earnings in non-U.S. operations. At December 31, 2000, these undistributed foreign earnings totaled approximately $13.3 million.

NET INCOME (LOSS) PER SHARE

    We calculate earnings per share for each series of stock using the two-class method. To calculate basic earnings per share for each series of stock, we divide the earnings allocated to each series of stock by the weighted average number of outstanding shares of that series of stock during the

                                     GCS-56

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) applicable period. When we calculate diluted earnings per share, we also include in the denominator all potentially dilutive securities outstanding during the applicable period. We allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock, as defined in our charter, is equal to the net income or loss of Genzyme General determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Earnings attributable to Biosurgery Stock, Molecular Oncology Stock, Surgical Products Stock and Tissue Repair Stock are defined similarly and, as such, are based on the net income or loss of the corresponding division as adjusted for the allocation of tax benefits.

    We calculate the income tax provision of each division as if such division were a separate taxpayer, which includes assessing realizability of deferred tax assets at the division level. Our management and accounting policies provide that, if as of the end of any fiscal quarter, a division can not use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without compensating payment or allocation to the division generating the benefit. The tax benefits allocated to Genzyme General, which are included in earnings attributable to Genzyme General Stock, were:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Tax benefits allocated from:
Genzyme Biosurgery..........................................  $28,023    $26,994    $34,330
Genzyme Molecular Oncology..................................    7,476      7,812      3,527
                                                              -------    -------    -------
Total.......................................................  $35,499    $34,806    $37,857
                                                              =======    =======    =======

    In future periods, Genzyme Biosurgery or Genzyme Molecular Oncology may recognize deferred tax assets in the calculation of their respective tax provisions determined on a separate division basis in accordance with generally accepted accounting principles. However, to the extent the benefit of those deferred tax assets has been previously allocated to Genzyme General in accordance with the management and accounting policies, the benefit will be reflected as a reduction of net income in determining net income attributable to Biosurgery Stock or Molecular Oncology Stock. As of December 31, 2000, the total tax benefits previously allocated to Genzyme General were (in thousands):

Genzyme Biosurgery..........................................  $168,719
Genzyme Molecular Oncology..................................    24,524

                                     GCS-57

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The following table sets forth our computation of basic and diluted net income per share of Genzyme General Stock:

                                                                2000         1999        1998
                                                              ---------   ----------   ---------
                                                              (AMOUNTS IN THOUSANDS, EXCEPT PER
                                                                        SHARE AMOUNTS)
Genzyme General net income..................................  $ 85,956    $ 142,077    $133,052
Genzyme Surgical Products net loss..........................        --      (27,523)    (49,856)
Tax benefit allocated from Genzyme Biosurgery...............    28,023       26,994      34,330
Tax benefit allocated from Genzyme Molecular Oncology.......     7,476        7,812       3,527
                                                              --------    ---------    --------
Net income allocated to Genzyme General Stock--basic........   121,455      149,360     121,053
  Effect of dilutive securities (net of tax) (1):
  5 1/4% convertible subordinated notes (2):
    Interest expense........................................        --        8,375       4,911
    Amortization of purchasers' discount and offering
      costs.................................................        --          597         348
  5% convertible subordinated debentures (3):
    Interest expense........................................        --          676         258
    Amortization of debt offering costs.....................        --          113         434
                                                              --------    ---------    --------
Net income allocated to Genzyme General Stock--diluted......  $121,455    $ 159,121    $127,004
                                                              ========    =========    ========
Shares used in net income per common share--basic...........    86,131       83,092      79,063
  Effect of dilutive securities:
    Employee and director stock options (4).................     3,552        3,173       2,661
    Warrants................................................        --           20          10
    5 1/4% convertible subordinated notes (1,2).............        --        6,313       3,874
    5% convertible subordinated debentures (1,3)............        --          630         214
                                                              --------    ---------    --------
  Dilutive potential common shares..........................     3,552       10,136       6,759
                                                              --------    ---------    --------
Shares used in net income per common share--diluted.........    89,683       93,228      85,822
                                                              ========    =========    ========
Net income per share of Genzyme General Stock:
  Basic.....................................................  $   1.41    $    1.80    $   1.53
                                                              ========    =========    ========
  Diluted...................................................  $   1.35    $    1.71    $   1.48
                                                              ========    =========    ========

- ------------------------

(1) The effect of the assumed conversion of the convertible subordinated notes and debentures has been excluded for the year ended December 31, 2000 as the effect was anti-dilutive.

(2) We issued these notes in May 1998 and are amortizing the purchasers' discount and offering costs of approximately $7.0 million over the term of these notes, which mature in June 2005.

(3) We issued these debentures in August 1998 and are amortizing the offering costs of approximately $0.9 million over the term of these debentures, which mature in August 2003.

                                     GCS-58

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(4) We did not include the securities described in the following table in the computation of Genzyme General's diluted earnings per share for each period because these securities had an exercise price greater than the average market price of Genzyme General Stock:

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Shares of Genzyme General Stock issuable for options*.......   1,746      2,094      2,827
Shares of Genzyme General Stock issuable for warrants.......      46         26         40
                                                               -----      -----      -----
Total shares with exercise prices greater than the average
  market price of
  Genzyme General Stock during the period...................   1,792      2,120      2,867
                                                               =====      =====      =====

- ------------------------

* These options had exercise price ranges of $51.88--$100.44 in 2000, $48.06--$62.33 in 1999 and $28.67--$47.88 in 1998.

BIOSURGERY STOCK:

    We created Biosurgery Stock on December 18, 2000. We created Genzyme Biosurgery by combining the businesses of Genzyme Surgical Products and Genzyme Tissue Repair as well as the acquired businesses of Biomatrix. Accordingly, we amended our charter to create Biosurgery Stock and eliminate Surgical Products Stock and Tissue Repair Stock. Each outstanding share of, and option to purchase, Surgical Products Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock, and each outstanding share of, and option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock.

    Net loss allocated to Biosurgery Stock for the year ended December 31, 2000 consists of the net loss of Genzyme Biosurgery from December 18, 2000, the date Biosurgery Stock was initially issued, through December 31, 2000. Prior to December 18, 2000, the losses of Genzyme Surgical Products and Genzyme Tissue Repair, which were combined to form Genzyme Biosurgery, were allocated to Surgical Products Stock and Tissue Repair Stock.

    For all periods presented, basic and diluted net loss per share of Biosurgery Stock are the same. We did not include the securities described in the following table in the computation of Biosurgery

                                     GCS-59

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Biosurgery Stock.

                                                              DECEMBER 31,
                                                                2000(1)
                                                              ------------
                                                              (AMOUNTS IN
                                                               THOUSANDS)
Shares of Biosurgery Stock issuable for options.............      4,739
Warrants to purchase Biosurgery Stock.......................          3
Biosurgery designated shares issuable upon conversion of
  5 1/4% convertible subordinated notes allocated to Genzyme
  General(2)................................................        685
Biosurgery designated shares reserved for options(2)........        111
Biosurgery designated shares(2).............................      1,195
Shares issuable upon conversion of 6.9% convertible
  subordinated note allocated to Genzyme Biosurgery(3)......        358
                                                                  -----
Total shares excluded from the calculation of diluted net
  loss per share of Biosurgery Stock........................      7,091
                                                                  =====

- ------------------------

(1) For the period from December 18, 2000 through December 31, 2000.

(2) Biosurgery designated shares are shares of Biosurgery Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Biosurgery. As of December 31, 2000, there were 1,990,364 Biosurgery designated shares.

MOLECULAR ONCOLOGY STOCK:

    In accounting for the acquisition of PharmaGenics, Inc. in June of 1997, Genzyme Molecular Oncology recorded a valuation allowance against a $2.9 million tax asset related to acquired net operating losses. This was due to the application of our policy of accounting for income taxes at the divisional level as if each division were a separate taxpayer. As a result, Genzyme Molecular Oncology recorded an additional $2.9 million of goodwill that was not recorded at the consolidated level. The amortization of this goodwill increases the loss of Genzyme Molecular Oncology and, therefore, the loss allocated to Molecular Oncology Stock. This additional amortization amounted to approximately $0.5 million in 2000, and $1.0 million in 1999 and 1998. Amortization of this goodwill was completed in June 2000.

    For all periods presented, basic and diluted net loss per share of Molecular Oncology Stock are the same. We did not include the securities described in the following table in the computation of

                                     GCS-60

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Molecular Oncology Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Molecular Oncology Stock.

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Shares of Molecular Oncology Stock issuable for options.....     862      1,809      1,158
Warrants to purchase Molecular Oncology Stock...............      10         10         10
Molecular Oncology designated shares issuable upon
  conversion of 5 1/4% convertible subordinated notes
  allocated to Genzyme General(1)...........................     682        682        682
Molecular Oncology designated shares(1).....................   1,318      1,006        728
                                                               -----      -----      -----
Total shares excluded from the calculation of diluted net
  loss per share of Molecular Oncology Stock................   2,872      3,507      2,578
                                                               =====      =====      =====

- ------------------------

(1) Molecular Oncology designated shares are shares of Molecular Oncology Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Molecular Oncology. As of December 31, 2000, there were 2,000,198 Molecular Oncology designated shares.

SURGICAL PRODUCTS STOCK:

    Basic and diluted net loss per share of Surgical Products Stock is the same. We did not include the securities described in the following table in the computation of Surgical Products Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Surgical Products Stock.

                                                                 DECEMBER 31,
                                                              -------------------
                                                              2000(1)    1999(2)
                                                              --------   --------
                                                                  (AMOUNTS IN
                                                                  THOUSANDS)
Shares of Surgical Products Stock issuable for options......     450      2,991
Surgical Products designated shares issuable upon conversion of 5 1/4% convertible subordinated notes allocated to
  Genzyme General(3)........................................   1,130      1,130
                                                               -----      -----
Total shares excluded from the calculation of diluted net
  loss per share of Surgical Products Stock(4)..............   1,580      4,121
                                                               =====      =====

- ------------------------

(1) For the period from January 1, 2000 through December 18, 2000.

(2) For the period from June 28, 1999 through December 31, 1999.

(3) Surgical Products designated shares were shares of Surgical Products Stock that were not issued and outstanding, but which our board of directors could have issued, sold or distributed without allocating the proceeds to Genzyme Surgical Products. As of December 31, 2000, there were no Surgical Products designated shares outstanding because these shares were converted into Biosurgery designated shares.

                                     GCS-61

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(4) On December 18, 2000, in connection with the merger of Biomatrix, we converted all of the existing shares of Surgical Products Stock into shares of Biosurgery Stock. Each share of Surgical Products Stock was converted into 0.6060 of a share of Biosurgery Stock. In the aggregate, we converted approximately 15.0 million shares of Surgical Products Stock into shares of Biosurgery Stock.

TISSUE REPAIR STOCK:

    For all periods presented, basic and diluted net loss per share of Tissue Repair Stock is the same. We did not include the securities described in the following table in the computation of Tissue Repair Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Tissue Repair Stock.

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                              2000(1)      1999       1998
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Shares of Tissue Repair Stock issuable for options..........   2,934      4,176       3,398
Tissue Repair designated shares (2).........................   1,285      2,238         716
Shares of Tissue Repair Stock issuable upon conversion of 5%
  convertible subordinated note.............................      --         --       7,810
                                                               -----      -----      ------
Total shares excluded from the calculation of diluted net
  loss per share of Tissue Repair Stock (3).................   4,219      6,414      11,924
                                                               =====      =====      ======

- ------------------------

(1) For the period from January 1, 2000 through December 18, 2000.

(2) Tissue Repair designated shares were shares of Tissue Repair Stock that were not issued and outstanding, but which our board of directors could have issued, sold or distributed without allocating the proceeds to Genzyme Tissue Repair. As of December 31, 2000, there were no Tissue Repair designated shares outstanding because these shares were converted into Biosurgery designated shares.

(3) On December 18, 2000, in connection with the merger of Biomatrix, we converted all of the existing shares of Tissue Repair Stock into shares of Biosurgery Stock. Each share of Tissue Repair Stock was converted into
    0.3352 of a share of Biosurgery Stock. In the aggregate, we converted 28,877,743 shares of Tissue Repair Stock into shares of Biosurgery Stock.

COMPREHENSIVE INCOME

    Comprehensive income consists of net income and all changes in equity from non-shareholder sources, including changes in unrealized gains and losses on investments and foreign currency translation adjustments, net of taxes.

ACCOUNTING FOR STOCK BASED COMPENSATION

    Stock options issued to employees under our stock option plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense is recorded for options issued to

                                     GCS-62

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) employees in fixed amounts and with fixed exercise prices at least equal to the fair market value of our common stock at the date of grant. We apply the provisions of SFAS 123, "Accounting for Stock-Based Compensation," through disclosure only, in Note L to these consolidated financial statements. All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended by SFAS 137, is effective for our fiscal year beginning January 1, 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. At January 1, 2001, our derivative instruments include:

    - interest rate swaps;

    - foreign currency forward contracts; and

    - a limited number of investments, primarily warrants to purchase publicly traded common stock, obtained through strategic collaborations.

Beginning on January 1, 2001, we will record all previously unrecognized derivatives on our consolidated balance sheet as assets or liabilities. Further, we will record a transition adjustment in our consolidated statement of operations to record the fair value of derivatives held on that date, which will be reported as the cumulative effect of a change in accounting principle. Our interest rate swaps are part of designated hedging relationships, and our foreign currency forward contracts are recorded in our December 31, 2000 consolidated balance sheet at fair value. Accordingly, a transition adjustment will not be required for these instruments. We anticipate that the transition adjustment related to our strategic investments will be approximately
$4.2 million, net of related tax effects.

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

    - our ability to obtain, maintain and successfully enforce adequate patent and other proprietary rights protection of our products and services;

    - the content and timing of decisions made by the FDA and other regulatory agencies regarding our products and services;

                                     GCS-63

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    - our ability to manufacture sufficient quantities of products for development and commercialization activities;

    - our ability to maintain adequate insurance coverage for any claims that may be asserted against us;

    - the accuracy of our estimates of the size and characteristics of the markets to be addressed by our products and services;

    - market acceptance of our products and services;

    - our ability to obtain reimbursement for our products and services by third party payers, and the extent of such coverage;

    - our ability to establish and maintain licenses, strategic collaborations and distribution arrangements;

    - the continued funding of our joint ventures; and

    - the accuracy of our information regarding the products and resources of our competitors and potential competitors.

NOTE B.  OTHER GAINS AND CHARGES

    In December 2000, we recorded a $2.1 million charge in connection with our uncertainty in collecting a note receivable that we issued in May 1999 to a strategic collaborator. We concluded that collectibility was uncertain as a result of the FDA's ruling to deny approval of the collaborator's New Drug Application for a key product. The ruling has subsequently resulted in the collaborator announcing that it will be taking steps to preserve cash by reducing its workforce and other operating expenses.

    In 2000, we recorded a $4.3 million charge for abandoned equipment at our Springfield Mills manufacturing facility located in the United Kingdom. The write-off of equipment was related to the Sepra-TM- product line and did not have other alternative uses. We allocated this charge to Genzyme Biosurgery.

    In June 2000, Celtrix Pharmaceuticals, Inc. was acquired by Insmed Pharmaceuticals Inc., upon which our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock. We recognized a $7.6 million gain upon this exchange in the second quarter of 2000.

    In April 2000, we received net proceeds of approximately $5.1 million in connection with the settlement of a lawsuit. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase-Registered Trademark- enzyme at a fill facility operated by a contractor to us.

    During 2000, we recorded gains of $22.7 million relating to public offerings of common stock by our unconsolidated affiliate, Genzyme Transgenics. We recorded this gain as gain on affiliate sale of stock and allocated it to Genzyme General.

    During the fourth quarter of 1999, we recorded a net gain of $14.4 million upon receipt of a payment associated with the termination of our agreement to acquire Cell Genesys, Inc. We allocated this gain to Genzyme General.

                                     GCS-64

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE B.  OTHER GAINS AND CHARGES (CONTINUED)
    During the third quarter of 1998, we recorded a $25.2 million charge to cost of products sold. The components of this charge are:

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

    - a $10.4 million charge related to the operations of Genzyme Surgical Products to write down our inventory of Sepra-TM- products to net realizable value. During the third quarter of 1998, we revised our forecasted sales of Sepra-TM- products and, in accordance with our policy, analyzed the Sepra-TM- products inventory to determine whether the carrying value exceeded the net realizable value. The revised forecast showed slower sales growth as well as higher manufacturing and sales and marketing costs than originally expected. In addition, our inventory on-hand had a relatively high cost per unit because production was significantly less than originally planned. As a result, in the third quarter of 1998, we recorded a charge to cost of products sold to write down our Sepra-TM- products inventory to net realizable value.

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

    In 1998, we recorded a $31.2 million gain in connection with the sale of this business and an additional $3.4 million gain upon the sale of a portion of our investment in Techne common stock. We recorded these gains as gain on sale of equity investments. In 1999, we recorded a gain of $2.0 million

                                     GCS-65

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE C. DISPOSITIONS OF ASSETS (CONTINUED) upon the sale of our remaining shares of Techne common stock. The research products business had been allocated to Genzyme General.

NOTE D.  ACQUISITIONS

ACQUISITION OF GELTEX

    On December 14, 2000, we acquired GelTex, a public company engaged in developing therapeutic products based on polymer technology. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of GelTex are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition.

    The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (in thousands):

Cash paid (net of cash acquired)............................  $  447,495
Issuance of 7.9 million shares of Genzyme General Stock.....     491,181
Issuance of options and warrants to purchase 1.6 million
  shares of Genzyme General Stock...........................      62,882
Existing equity investment in GelTex........................       2,500
Acquisition costs...........................................       4,321
                                                              ----------
Total purchase price........................................  $1,008,379
                                                              ==========
Short-term investments......................................  $   75,338
Current assets..............................................      32,825
Property, plant and equipment...............................      45,477
Intangible assets (to be amortized straight-line over five
  to 15 years)..............................................     465,109
Goodwill (to be amortized straight-line over 15 years)......     449,634
In-process research and development.........................     118,048
Deferred tax asset..........................................      35,016
Deferred compensation.......................................      10,206
Assumed liabilities.........................................     (47,789)
Deferred tax liability......................................    (175,485)
                                                              ----------
Allocated purchase price....................................  $1,008,379
                                                              ==========

    The 7.9 million shares of Genzyme General Stock issued in exchange for outstanding shares of GelTex common stock were valued at $491.2 million using the average trading price of Genzyme General Stock over three days before and after the September 11, 2000 announcement of the merger. Options and warrants to purchase approximately 1.6 million shares of Genzyme General Stock were valued at $62.9 million using the Black-Scholes model. In accordance with FIN 44, the intrinsic value of the portion of the unvested options related to the future service period of $10.2 million has been allocated to deferred compensation in stockholders' equity. The unvested portion is being amortized to operating expense over the remaining vesting period of approximately one year.

    As part of the acquisition of GelTex, we acquired all of GelTex's interest in RenaGel LLC, our joint venture with GelTex. Prior to the acquisition of GelTex, we accounted for the investment in

                                     GCS-66

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE D.  ACQUISITIONS (CONTINUED)
RenaGel LLC under the equity method. Because we already owned a 50% interest in RenaGel LLC, the assets of RenaGel LLC were adjusted to fair value only to the extent of the 50% interest we acquired.

ACQUISITION OF BIOMATRIX AND FORMATION OF GENZYME BIOSURGERY

    On December 18, 2000, we acquired Biomatrix, a public company engaged in the development and manufacture of viscoelastic biomaterials for use in orthopaedic and other medical applications.

    At the time of the acquisition, we created Genzyme Biosurgery as a new division. We reallocated the businesses of Genzyme Surgical Products and Genzyme Tissue Repair to Genzyme Biosurgery and allocated the acquired businesses of Biomatrix to Genzyme Biosurgery. As a result of this transaction, we amended our charter to create Biosurgery Stock and eliminate Surgical Products Stock and Tissue Repair Stock. Each outstanding share of, or option to purchase, Surgical Products Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock and each outstanding share of, or option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock.

    We accounted for the acquisition as a purchase and, accordingly, the results of operations of Biomatrix are included in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery from the date of acquisition.

    The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (in thousands):

Cash paid (net of cash acquired)............................  $ 196,284
Issuance of 17.5 million shares of Genzyme Biosurgery
  Stock.....................................................    206,522
Issuance of options and warrants to purchase 1.7 million
  shares of Genzyme Biosurgery Stock........................     11,373
Acquisition costs...........................................     12,087
                                                              ---------
Total purchase price........................................  $ 426,266
                                                              =========
Current assets..............................................  $  37,639
Property, plant and equipment...............................     38,479
Intangible assets (to be amortized straight-line over 1.5 to
  11 years).................................................    284,854
Goodwill (to be amortized straight-line over 11 years)......    112,262
In-process research and development.........................     82,143
Deferred tax asset..........................................        922
Deferred compensation.......................................         66
Assumed liabilities.........................................    (31,099)
Liabilities for exit activities and integration.............     (6,716)
Notes receivable from stockholders..........................     14,760
Deferred tax liability......................................   (107,044)
                                                              ---------
Allocated purchase price....................................  $ 426,266
                                                              =========

    The value of the 17.5 million shares of Biosurgery Stock issued in exchange for all of the outstanding shares of Biomatrix common stock were valued using the combined five day average closing

                                     GCS-67

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE D.  ACQUISITIONS (CONTINUED)
prices of Surgical Products Stock and Tissue Repair Stock, divided by the exchange ratios. Options and warrants to purchase approximately 1.7 million shares of Genzyme Biosurgery Stock were valued at $11.4 million using the Black-Scholes model. The intrinsic value of the portion of the unvested options related to the future service period was DE MINIMIS.

    At the date of acquisition, we began to formulate plans for certain exit and integration activities including workforce reductions and the closure of Biomatrix's Canadian facility. Accordingly, we recorded liabilities of $6.7 million for severance and related costs at the date of acquisition and we assigned Biomatrix's Canadian facility a value equal to the estimated amount to be obtained upon disposal or sale. We expect that the termination of employees and the facility closure will be substantially complete within one year. At December 31, 2000, $0.8 million has been spent in respect of this liability.

    In connection with the purchases of GelTex and Biomatrix, we allocated approximately $118.0 million and $82.1 million of the respective purchase prices to IPR&D. Although management ultimately is responsible for determining the fair value of the acquired IPR&D, we engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired.

    The fair value we assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached technological feasibility. The discount rates we used were consistent with the risks of each project, and ranged from 35% to 40%. In estimating future cash flows, our management considered other tangible and intangible assets, including core technology, required for successful exploitation of the technology resulting from each purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value we assigned to purchased research and development was the amount attributable to the efforts of the seller up to the time of acquisition. We estimated this amount through application of the "stage of completion" calculation, which calculation involves multiplying total estimated revenue for IPR&D by the percentage of completion of each purchased research and development project at the time of acquisition.

    The significant assumptions underlying the valuations included potential revenues, costs of completion, the timing of product approvals and the selection of appropriate probability of success and discount rate. None of the GelTex or Biomatrix IPR&D projects had reached technological feasibility at the date of acquisition, nor did they have any alternative future use. Consequently, in accordance with generally accepted accounting principles, the amount we allocated to IPR&D was charged as an expense in our consolidated financial statements for the year ended December 31, 2000. We are amortizing the remaining acquired intangible assets arising from the acquisitions on a straight-line basis over their estimated lives, which range from 1.5 years to 15 years.

                                     GCS-68

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE D.  ACQUISITIONS (CONTINUED)
    Below is a brief description of the IPR&D projects, including an estimation of when management believes we may realize revenues from the sale of these products in the respective application.

                                                                                                VALUE AT        ESTIMATED
                                                                                               ACQUISITION       COST TO
                                                                                                  DATE          COMPLETE
PROGRAM                   PROGRAM DESCRIPTION                     DEVELOPMENT STATUS          (IN MILLIONS)   (IN MILLIONS)
- -----------------------   -------------------------------   -------------------------------   -------------   -------------
GELTEX:
                          Non-absorbed polymer phosphate        - Clinical studies                $ 19.7          $ 20.0
  RenaGel-Registered Trademark- binder for the treatment of     scheduled for completion in
    Phosphate Binder      hyperphosphatemia                       2002, 2003 and 2004

  C. DIFFICILE Colitis    Program to develop a toxin-           - Phase 2 studies initiated         37.4            37.0
                          binding polymer for the               in 2000
                          treatment and prevention of           - Approval to market this
                          antibiotic induced C. DIFFICILE         product in the U.S. is
                          colitis                                 expected by 2005

  Oral Mucositis          Focuses on the development of a       - IND expected to be filed          17.8            25.0
                          topical mouth rinse that              in the fourth quarter of
                          combines barrier material and           2001
                          antimicrobial polymers to             - Product launch expected
                          create an anti-infective              in 2006
                          mechanism against oral
                          mucositis, a common side effect
                          of radiation therapy and
                          chemotherapy

  DENSPM                  Focuses on the development of a       - Phase 1 safety and dose-           3.4            30.0
                          compound for the treatment of           ranging studies scheduled
                          mild to moderate psoriasis              for 2001
                                                                - Product launch is
                                                                  anticipated in 2005

  Iron Chelation          Focuses on the prevention and         - Expect to file an IND in          15.7            31.0
                          treatment of transfusional or           2001
                          hereditary iron overload              - Expected product launch
                                                                in 2006

  Anti-Obesity            Builds on GelTex's expertise in       - Expect to file an IND             17.8            39.0
                          non-absorbed polymers and             early in 2002
                          focuses on the development of a       - Expected product launch
                          compound that will inhibit            in 2006
                          lipase and bind fat

  GT102-279               Second generation                     - Completion of clinical             6.2             N/A(1)
                          lipid-lowering compound with            studies expected in late
                          attributes of GelTex's                  2003 with product launch
                          WelChol-TM- lipid lowering              expected in 2004
                          agent, but requires 50% fewer
                          tablets
                                                                                                  ------          ------
                                                                                                  $118.0          $182.0
                                                                                                  ======          ======

- ------------------------------

(1) Future development costs will be funded by our collaboration partner.

                                     GCS-69

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE D.  ACQUISITIONS (CONTINUED)

                                                                                                VALUE AT        ESTIMATED
                                                                                               ACQUISITION       COST TO
                                                                                                  DATE          COMPLETE
PROGRAM                   PROGRAM DESCRIPTION                     DEVELOPMENT STATUS          (IN MILLIONS)   (IN MILLIONS)
- -----------------------   -------------------------------   -------------------------------   -------------   -------------
BIOMATRIX:
  Viscosupplementation    Use of elastoviscous solutions        - Expect to complete              $ 33.8          $  9.5
                          and viscoelastic gels in              clinical studies
                          disease conditions to                   demonstrating efficacy as
                          supplement tissues and body             a treatment for chronic
                          fluids, alleviating pain and            hip pain, with potential
                          restoring normal function               market approval expected
                                                                  in 2001

Viscoaugmentation         Use of viscoelastic gels to           - U.S. clinical studies of           8.6             6.8
                          provide scaffolding for tissue     Hylaform-Registered Trademark-
                          regeneration or as an inert             expected to be complete
                          elastic filler for tissues of           in 2001 with product
                          the skin and the subcutaneous           launch expected in late
                          and intermuscular connective            2001
                          tissues                               -
                                                              Hylagel-Registered Trademark-
                                                                Uro expected to be
                                                                  submitted for FDA
                                                                  approval and approval in
                                                                  Canada and Europe in
                                                                  2002, with product launch
                                                                  expected in 2003

  Viscoseparation         Use of viscoelastic gels and          - Clinical studies have             39.7             8.3
    (Anti-Adhesion)       membranes to separate tissues         been initiated in the U.S.,
                          and to decrease formation of            Germany, France, the
                          adhesions and excessive scars           United Kingdom and
                          after surgery                           Belgium. Completion is
                                                                  expected by the fourth
                                                                  quarter of 2001, with
                                                                  submissions for
                                                                  regulatory approvals in
                                                                  the United States, Canada
                                                                  and Europe thereafter
                                                                - Expected product launch
                                                                in Europe by the second
                                                                  quarter of 2002 and in
                                                                  the United States by the
                                                                  fourth quarter of 2002
                                                                                                  ------          ------
                                                                                                  $ 82.1          $ 24.6
                                                                                                  ======          ======

    As of December 31, 2000, the technological feasibility of the projects had not yet been reached and no significant departures from the assumptions included in the valuation analysis had occurred. Substantial additional research and development will be required prior to reaching technological feasibility. In addition, each product needs to successfully complete a series of clinical trials and to receive FDA or other regulatory approval prior to commercialization. There can be no assurance that these projects will ever reach feasibility or develop into products that can be marketed profitably, nor can there be assurance we will be able to develop and commercialize these products before our competitors. If these products are not successfully developed and do not become commercially viable, our results of operations could be materially affected.

                                     GCS-70

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE D.  ACQUISITIONS (CONTINUED)
    The following unaudited pro forma financial summary is presented as if the acquisitions of GelTex and Biomatrix were completed as of January 1, 2000 and 1999, respectively. The unaudited pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisitions been consummated at these dates, or of the future operations of the combined entities. Nonrecurring charges, such as the acquired in-process research and development charge of $200.1 million, are not reflected in the following pro forma financial summary.

                                                               FOR THE YEARS ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                                 2000         1999
                                                              -----------   --------
                                                              (AMOUNTS IN THOUSANDS)
Total revenues..............................................  $ 1,023,277   $881,889
Net income..................................................        9,482    (67,234)
Net income allocated to Genzyme General Stock...............      144,160     60,015
Net income per share allocated to Genzyme General Stock:
  Basic.....................................................         1.55       0.67
  Diluted...................................................         1.48       0.65
Net loss allocated to Genzyme Biosurgery Stock..............     (112,261)   (99,427)
Net loss per share allocated to Genzyme Biosurgery
  Stock--basic and diluted..................................        (3.08)     (2.97)

    Prior to the acquisition, Biomatrix sold 744,000 shares of its common stock to certain of its employees, directors and consultants in exchange for ten-year, full recourse promissory notes. The notes accrue interest at rates ranging from 5.30% to 7.18% and mature at various dates from May 2007 through September 2009, upon which all outstanding principal and accrued interest becomes payable. As a result of the acquisition, these shares were converted into 532,853 shares of Biosurgery Stock and we recorded $14.7 million of outstanding principal and accrued interest to stockholders' equity because the notes were received in exchange for the issuance of stock.

ACQUISITION OF PEPTIMMUNE

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

Property, plant & equipment.................................  $   128
Deferred tax asset..........................................    1,229
In-process technology.......................................    5,436
                                                              -------
    Total...................................................  $ 6,793
                                                              =======

    The $5.4 million allocated to in-process research and development represents the value we assigned to Peptimmune's programs that were still in the development stage and for which there was no alternative future use. We recorded this amount as a charge to operations. As of December 31, 2000, these products are still under development.

                                     GCS-71

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE E.  DERIVATIVE FINANCIAL INSTRUMENTS

    We periodically enter into interest rate swap contracts to reduce borrowing costs by effectively modifying the interest rate under our debt instruments. We generally enter into these contracts concurrently with the issuance of the debt they are intended to modify. The notional amount, interest payment and maturity dates of these contracts generally match the principal, interest payment and maturity dates of the related debt. As a result, any market risk or opportunity associated with a swap contract is fully offset by the opposite market impact on the related debt. We record the net payments that we make or receive under these contracts as interest expense.

    At December 31, 2000, we had two open interest rate hedge agreements for which the fair value was $1.4 million in favor of the bank. We had no outstanding interest rate hedge agreements at December 31, 1999.

    We periodically enter into forward contracts to reduce our foreign currency exchange risk. On each balance sheet date, we revolve these contracts using the exchange rates that are in effect. We include in net income all gains and losses resulting from these revolutions. We had $61.5 million outstanding in foreign currency contracts at December 31, 2000 and $6.0 million at December 31, 1999. The 2000 contracts were denominated in Euros and Austrian schillings and had an aggregate fair value of ($1.7) million at December 31, 2000. The 1999 contracts were denominated in Euros and had a fair value of $0.7 million at December 31, 1999. We allocated these contracts to Genzyme General.

NOTE F.  ACCOUNTS RECEIVABLE AND INTANGIBLE ASSETS

    Our trade receivables primarily represent amounts due from distributors, healthcare service providers, and companies and institutions engaged in research, development or production of pharmaceutical and biopharmaceutical products. We perform credit evaluations of our customers on an ongoing basis and generally do not require collateral. We state accounts receivable at fair value after reflecting an allowance for doubtful accounts. This allowance was $20.7 million at December 31, 2000 and $20.3 million at December 31, 1999.

                                     GCS-72

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE F.  ACCOUNTS RECEIVABLE AND INTANGIBLE ASSETS (CONTINUED)
    The following table contains information on our intangible assets for the periods presented:

                                                                  WEIGHTED                   WEIGHTED
                                                                   AVERAGE                    AVERAGE
                                                                  ESTIMATED                  ESTIMATED
                                                                   USEFUL                     USEFUL
                                                   DECEMBER 31,     LIFE      DECEMBER 31,     LIFE
                                                       2000        (YEARS)        1999        (YEARS)
                                                   ------------   ---------   ------------   ---------
                                                     (AMOUNTS IN THOUSANDS, EXCEPT USEFUL LIFE DATA)
Trademarks.......................................   $  101,150       24         $ 45,878         40
Goodwill.........................................      771,819       18          210,728         29
License fees.....................................       26,040       15           25,982         15
Distribution agreements..........................       13,950        8              N/A        N/A
Customer lists...................................        8,324       10            8,324         10
Completed technology.............................      520,108       13           20,000          3
Non-compete agreements...........................        6,640        5            6,000          5
Patents..........................................      191,928       13           16,279         12
Other............................................        9,816        5            5,145          4
                                                    ----------                  --------
                                                    $1,649,775                   338,336
Less accumulated amortization....................     (109,993)                  (85,183)
                                                    ----------                  --------
Intangible assets, net...........................   $1,539,782                  $253,153
                                                    ==========                  ========

                                     GCS-73

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE G.  INVENTORIES

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
                                                              (AMOUNTS IN THOUSANDS)
Raw materials...............................................   $ 51,545     $ 39,958
Work-in-process.............................................     73,520       44,559
Finished products...........................................     45,276       32,752
                                                               --------     --------
Total.......................................................   $170,341     $117,269
                                                               ========     ========

NOTE H.  PROPERTY, PLANT AND EQUIPMENT

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
                                                              (AMOUNTS IN THOUSANDS)
Plant and equipment.........................................  $ 261,096    $ 246,068
Land and buildings..........................................    252,789      188,892
Leasehold improvements......................................    106,384       93,159
Furniture and fixtures......................................     20,570       17,374
Construction-in-progress....................................     94,098       28,371
                                                              ---------    ---------
                                                                737,960      573,864
Less accumulated depreciation...............................   (233,538)    (190,683)
                                                              ---------    ---------
Property, plant and equipment, net..........................  $ 504,412    $ 383,181
                                                              =========    =========

    Our depreciation expense was $35.6 million in 2000 and $40.7 million in 1999.

    We attribute our fixed assets among our operating divisions based on use.

    We capitalize costs we have incurred in validating the manufacturing process for products which have reached technological feasibility. As of December 31, 2000, capitalized validation costs, net of accumulated depreciation, were $11.6 million. We have capitalized the following amounts of interest costs incurred in financing the construction of our manufacturing facilities:

    2000          1999           1998
- ------------  ------------   ------------
$2.7 million  $1.0 million   $0.7 million

    Our estimated cost of completion for assets under construction as of December 31, 2000 is $47.8 million.

                                     GCS-74

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE I.  INVESTMENTS

MARKETABLE SECURITIES

                                                                    DECEMBER 31,
                                                  -------------------------------------------------
                                                           2000                      1999
                                                  -----------------------   -----------------------
                                                    COST     MARKET VALUE     COST     MARKET VALUE
                                                  --------   ------------   --------   ------------
                                                               (AMOUNTS IN THOUSANDS)
Cash equivalents(1):
  Corporate notes...............................  $ 50,922     $ 50,922     $ 51,038     $ 51,023
  Money market fund.............................   148,577      148,577       26,527       26,527
                                                  --------     --------     --------     --------
                                                  $199,499     $199,499     $ 77,565     $ 77,550
                                                  --------     --------     --------     --------
Short-term:
  Corporate notes...............................  $ 90,930     $ 91,133     $252,711     $251,779
  Federal.......................................    13,175       13,207        4,065        4,067
  U.S. Treasury notes...........................       246          246           --           --
                                                  --------     --------     --------     --------
                                                  $104,351     $104,586     $256,776     $255,846
                                                  --------     --------     --------     --------
Long-term:
  Corporate notes...............................  $186,904     $190,542     $175,080     $172,387
  Federal.......................................    99,549      100,803        4,081        4,026
  U.S. Treasury notes...........................     7,432        7,496       90,904       90,575
                                                  --------     --------     --------     --------
                                                  $293,885     $298,841     $270,065     $266,988
                                                  --------     --------     --------     --------
                                                  $597,735     $602,926     $604,406     $600,384
                                                  ========     ========     ========     ========
  Investments in equity securities..............  $ 74,299     $121,251     $ 63,983     $ 97,859
                                                  ========     ========     ========     ========

- ------------------------

(1) Cash equivalents are included as part of cash and cash equivalents on our balance sheet.

    We attribute marketable securities among our operating divisions.

REALIZED AND UNREALIZED GAINS AND LOSSES ON MARKETABLE SECURITIES AND EQUITY INVESTMENTS

    During 2000, we recorded gains of $16.4 million resulting from sales of portions of our investment in Genzyme Transgenics common stock. We also recognized a $7.6 million gain resulting from the acquisition of Celtrix Pharmaceutics, Inc. by Insmed Pharmaceuticals, Inc., in which our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock. The tax effect of these gains was offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. We allocate these investments to Genzyme General.

    In 2000, we determined that our investment in the common stock of Focal, Inc. was permanently impaired and recorded a charge to operations of $7.3 million. We allocate this investment to Genzyme Biosurgery.

    We recorded gains of $2.0 million in 1999 and $3.4 million in 1998 upon the sale of our investment in shares of Techne common stock. We also recorded a $5.7 million charge in 1999 in connection with our investments in the common stock of Pharming and IntegraMed America, Inc. and a $3.4 million charge in 1998 in connection with our investment in the common stock of Celtrix because we

                                     GCS-75

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE I.  INVESTMENTS (CONTINUED)
considered the decline in the value of those investments to be other than temporary. We allocate these investments to Genzyme General. In connection with these assessments, we concluded that evidence existed that the value of the investments would recover to at least our cost. This included continued positive progress in the issuers' scientific programs, ongoing activity in our collaborations with the issuers, and a lack of any substantial company-specific adverse events causing the declines in value. However, given the significance and duration of the declines as of the end of the applicable quarter, we concluded that it was unclear over what period such price recoveries would take place and that, accordingly, the positive evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of these investments.

    We record gross unrealized holding gains and losses in stockholders' equity. The following table sets forth the amount we recorded:

                                                                      DECEMBER 31,
                                                              -----------------------------
                                                                  2000            1999
                                                              -------------   -------------
Unrealized holding gains....................................  $60.7 million   $37.1 million
Unrealized holding losses...................................  $ 7.9 million   $ 6.9 million

    The following table contains information regarding the range of contractual maturities of our investments in debt securities:

                                                                    DECEMBER 31,
                                                  -------------------------------------------------
                                                           2000                      1999
                                                  -----------------------   -----------------------
                                                    COST     MARKET VALUE     COST     MARKET VALUE
                                                  --------   ------------   --------   ------------
                                                               (AMOUNTS IN THOUSANDS)
Within 1 year...................................  $303,849     $304,085     $334,341     $333,396
1-2 years.......................................    85,712       86,686      168,704      166,152
2-10 years......................................   208,174      212,155      101,361      100,836
                                                  --------     --------     --------     --------
                                                  $597,735     $602,926     $604,406     $600,384
                                                  ========     ========     ========     ========

                                     GCS-76

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE I.  INVESTMENTS (CONTINUED)
    We attribute strategic investments in equity securities of unconsolidated entities among our operating divisions. All of the investments included in the following table are allocated to Genzyme General except for our investment in Focal, Inc., which we allocate to Genzyme Biosurgery.

                                                                      DECEMBER 31, 2000
                                                              ---------------------------------
                                                              ADJUSTED    MARKET    UNREALIZED
                                                                COST      VALUE     GAIN/(LOSS)
                                                              --------   --------   -----------
                                                                   (AMOUNTS IN THOUSANDS)
Abiomed, Inc................................................  $15,804    $ 55,962     $40,158
Aronex Pharmaceutical Inc...................................    1,693       1,879         186
BioMarin Pharmaceutical Inc.................................   18,000      20,370       2,370
Cambridge Antibody Technology Group plc.....................   18,147      17,014      (1,133)
Crucell, N.V................................................      576       1,985       1,409
Dyax Corporation............................................    3,000      11,671       8,671
Focal, Inc. (1).............................................    1,603       1,603          --
Healthcare Ventures, L.P....................................    1,553       1,553          --
Pharming Group, N.V. (2)....................................    8,496       6,187      (2,309)
Targeted Genetics Corporation...............................    5,427       3,027      (2,400)
                                                              -------    --------     -------
  Total.....................................................  $74,299    $121,251     $46,952
                                                              =======    ========     =======

                                                                     DECEMBER 31, 1999
                                                              --------------------------------
                                                              ADJUSTED    MARKET    UNREALIZED
                                                                COST      VALUE        GAIN
                                                              --------   --------   ----------
                                                                   (AMOUNTS IN THOUSANDS)
Total.......................................................  $63,374    $97,859      $34,485
                                                              =======    =======      =======

- ------------------------

(1) In December 2000, we determined that a portion of our investment in Focal
    was             permanently impaired and recorded a charge to operations of
    $7.3 million.

(2) Our investment in Cambridge Antibody Technology Group plc is denominated in British pounds sterling and our investment in Pharming is denominated in Euros. We translated these investments into U.S. dollars at the current exchange rates for each of these currencies on December 31, 2000.

GENZYME TRANSGENICS CORPORATION

    At December 31, 2000, we owned approximately 26% of the outstanding common stock of Genzyme Transgenics and record in net loss of unconsolidated affiliates our portion of its results. We refer to Genzyme Transgenics in this note as GTC. Our portion of GTC's net losses was $2.1 million in 2000, $7.1 million in 1999 and $7.3 million in 1998. The fair market value of our investment in GTC common stock was $110.8 million on December 31, 2000 and $93.8 million on December 31, 1999.

    In February 2000, we converted $6.6 million in shares of Series B convertible preferred stock of GTC into 1,048,021 shares of GTC common stock.

    Our Chairman and Chief Executive Officer is a director of GTC. One additional member of our board of directors is also a director of GTC.

                                     GCS-77

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE I.  INVESTMENTS (CONTINUED)
    The following table contains condensed statement of operations and balance sheet data for GTC:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Revenues....................................................  $ 88,149   $ 68,784   $ 62,412
Operating loss..............................................   (10,239)    (2,666)   (19,365)
Net loss....................................................   (13,143)   (18,761)   (19,950)

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
                                                                  (AMOUNTS IN
                                                                  THOUSANDS)
Current assets..............................................  $92,396    $29,604
Noncurrent assets...........................................   68,181     54,708
Current liabilities.........................................   38,237     43,471
Noncurrent liabilities......................................    6,660     14,676

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

    During 2000, we received approximately $1.8 million from GTC under these agreements. At December 31, 2000, GTC owed Genzyme $1.3 million under these agreements.

    We have guaranteed GTC's obligations under a $17.5 million revolving credit facility and a $7.1 million term loan with a commercial bank. In exchange for this guarantee, GTC issued us a warrant to purchase up to 288,000 shares of GTC common stock at an exercise price of $4.875 per share. All of these shares are currently exercisable. GTC also issued us a warrant to purchase 145,000 shares of GTC common stock at an exercise price of $2.84375 per share in connection with our guarantee of GTC's obligations under a prior credit facility. All of the shares subject to this warrant are exercisable.

    ATIII LLC. In 1998, we formed ATIII LLC, a joint venture with GTC for the development and commercialization of transgenic recombinant human antithrombin
III. The collaboration agreement provides that we fund 70% of the first
$33.0 million in development costs, excluding facility costs, under this program, 50% of all development costs thereafter, and 50% of all new facility costs to be incurred by ATIII LLC. However, under an interim funding agreement, we shared the costs of this program incurred between January 1, 2001 and February 2, 2001 equally with GTC. Under this agreement, GTC is funding 100% of the costs incurred between February 3, 2001 and April 30, 2001

                                     GCS-78

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE I.  INVESTMENTS (CONTINUED)
unless the agreement is terminated sooner. All profits of ATIII LLC will be split equally; losses are allocated based on the amount of funding provided by each venturer. As our combined direct and indirect interest in ATIII LLC is in excess of 50%, we consolidate the results of ATIII LLC and record GTC's portion of the ATIII LLC's losses as minority interest. We allocate our ownership interest in ATIII LLC to Genzyme General.

    Under the agreement which established ATIII LLC joint venture in 1998, we initially owned a 3.7% interest in ATIII LLC and GTC owned a 96.3% interest. In accordance with the executed purchase agreement, GTC sold and assigned a 46.3% ownership interest in ATIII LLC to us so that we each own 50% of the venture. In connection with the purchase agreement, we have agreed to pay to GTC:

    - $2.5 million after the second consecutive quarter in which net sales of collaboration products for such quarter exceed $5 million; and

    - $10.0 million on the first full approval, if and when approved by the FDA of a major market country or by the European Union's European Medicines Evaluation Agency, or EMEA, of:

       - a biologics license application filed by ATIII LLC for the use of transgenic ATIII for the treatment of sepsis; or

       - an amendment to the BLA previously filed by ATIII LLC and approved by the FDA of a major market country or by the EMEA to add sepsis as an indication for transgenic ATIII.

As of December 31, 2000, none of the above milestone events have been achieved and no payments have been made.

DYAX CORP.

    We have two license agreements with Dyax Corp. for Dyax's phage display technology. We pay annual license maintenance fees of $50,000 for this license. We will also make milestone payments and pay royalties on net sales of diagnostic and therapeutic products discovered, made or developed using the licensed technology. We also sublease office and laboratory space in Cambridge, Massachusetts to Dyax. Current rent under this sublease is $53,943 per month.

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

                                     GCS-79

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE I.  INVESTMENTS (CONTINUED)
INVESTMENTS IN JOINT VENTURES

    Except as described below, we own a 50% interest in the following joint ventures:

                                                EFFECTIVE
    JOINT VENTURE           PARTNER(S)             DATE         PRODUCT/INDICATION      GENZYME DIVISION
- ---------------------  ---------------------  --------------   ---------------------  ---------------------
RenaGel LLC            GelTex (1)             June 1997        Renagel-Registered Trademark- Genzyme General
                                                               phosphate binder for
                                                               the reduction of
                                                               serum phosphorus in
                                                               patients with
                                                               end-stage renal
                                                               disease

BioMarin/Genzyme LLC   BioMarin               September 1998   Alpha-L-iduronidase    Genzyme General
                       Pharmaceutical Inc.                     for the treatment of
                                                               mucopolysaccharidosis-I

Pharming/Genzyme LLC   Pharming Group, N.V.   October 1998     Human alpha-           Genzyme General
                                                               glucosidase for the
                                                               treatment of Pompe
                                                               disease (transgenic
                                                               product)

Genzyme/Pharming       Pharming Group, N.V.   June 2000        Human alpha-           Genzyme General
  Alliance LLC                                                 glucosidase for the
                                                               treatment of Pompe
                                                               disease (enzyme
                                                               replacement using CHO
                                                               cells)

Diacrin/Genzyme LLC    Diacrin, Inc. (2)      October 1996     Products using         Genzyme Biosurgery
                                                               porcine fetal cells    (until May 1999);
                                                               for the treatment of   General Genzyme
                                                               Parkinson's Repair     (after May 1999)
                                                               and Huntington's
                                                               diseases

StressGen/Genzyme LLC  StressGen              July 1997        Stress gene therapies  Genzyme Molecular
  (3)                  Biotechnologies                         for the treatment of   Oncology
                       Corp.; Canadian                         cancer
                       Medical Discoveries
                       Fund Inc. (until
                       October 1999)

- --------------------------

(1) We acquired GelTex in December 2000.

(2) Our Chairman and Chief Executive Officer is a director of Diacrin.

(3) StressGen/Genzyme LLC was dissolved in December 1999.

    In July 1997, together with StressGen Biotechnologies Corp. and the Canadian Medical Discoveries Fund, Inc., or CMDF, we established StressGen/Genzyme LLC, a joint venture to develop stress gene therapies for the treatment of cancer. Because CMDF had the right to require StressGen and Genzyme to purchase its membership interest in the joint venture, we recorded 50% of the net

                                     GCS-80

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE I.  INVESTMENTS (CONTINUED)
operating losses of the joint venture. As of December 31, 1998, our portion of the cumulative losses of StressGen/Genzyme LLC exceeded our initial capital contribution to the joint venture by $1.2 million and, as a result, we recorded the $1.2 million as a liability.

    For the period January through August 1999, we recorded an additional
$0.8 million of losses from the joint venture increasing the liability related to the joint venture to $2.0 million. In August 1999, CMDF exercised its put right and StressGen and Genzyme were required to purchase its membership interest in the joint venture at an aggregate price of $10.0 million (Canadian) As a result, Genzyme was obligated to repurchase one-half of the CMDF's interest in the joint venture for approximately $3.9 million ($5.0 million Canadian). To record the exercise of the put option, we recorded:

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

    We dissolved StressGen/Genzyme LLC in December 1999 and in connection with the dissolution the joint venture received a cash distribution of $0.9 million, which was equal to Genzyme's investment in the joint venture at that time.

    We do not present summary financial information for StressGen/Genzyme LLC because we do not consider the impact of its activities to be material to our operations for the years ended December 31, 1999 and 1998.

    The following tables describe:

    - the amount of funding we have provided to each joint venture and unconsolidated affiliate to date;

    - amounts due to us by each joint venture and unconsolidated affiliate as of December 31, 2000 for services we provided on behalf of the joint venture, which we have recorded on our balance sheet as prepaids and other current assets;

    - our portion of the losses of each joint venture and unconsolidated affiliate for the periods presented, which we have recorded as charges to equity in net loss of unconsolidated affiliates in our statement of operations; and

                                     GCS-81

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE I.  INVESTMENTS (CONTINUED)
    - total net losses of each joint venture and unconsolidated affiliate for the periods presented.

                                                              TOTAL FUNDING   RECEIVABLES
                                                                  AS OF          AS OF
                       JOINT VENTURE/                         DECEMBER 31,    DECEMBER 31,
                  UNCONSOLIDATED AFFILIATE                        2000            2000
- ------------------------------------------------------------  -------------   ------------
                                                                 (AMOUNTS IN MILLIONS)
RenaGel LLC (1).............................................     $ 33.3           $ --
BioMarin/Genzyme LLC........................................       19.5            1.1
Pharming/Genzyme LLC........................................       17.0            1.4
Genzyme/Pharming Alliance LLC...............................         --            2.9
Diacrin/Genzyme LLC.........................................       29.7            2.2
StressGen/Genzyme LLC.......................................        0.7             --
Genzyme Transgenics Corporation.............................         --            1.3
Other.......................................................         --            0.2
                                                                 ------           ----
Totals......................................................     $100.2           $9.1
                                                                 ======           ====

- ------------------------

(1) As part of this joint venture, we made payments to GelTex of $10.0 million in 1999 and $15.0 million in 1998 in exchange for certain technology access rights. We capitalized these payments and are amortizing these amounts over 15 years.

                                                         OUR PORTION OF
                                                         THE NET LOSSES
                                                            FROM OUR
                                                         UNCONSOLIDATED                      TOTAL LOSSES OF OUR
                                                           AFFILIATES                     UNCONSOLIDATED AFFILIATES
                   JOINT VENTURE/                      -------------------              ------------------------------
              UNCONSOLIDATED AFFILIATE                   2000       1999       1998       2000       1999       1998
- -----------------------------------------------------  --------   --------   --------   --------   --------   --------
                                                           (AMOUNTS IN MILLIONS)            (AMOUNTS IN MILLIONS)
RenaGel LLC..........................................   $(15.9)    $ (8.1)    $ (7.6)    $(10.7)    $(15.9)    $(15.1)
BioMarin/Genzyme LLC.................................    (12.6)      (7.0)      (0.9)     (25.3)     (13.9)      (1.8)
Pharming/Genzyme LLC.................................     (6.6)     (10.3)      (4.0)     (13.3)     (10.7)      (4.1)
Genzyme/Pharming Alliance LLC........................     (1.5)        --         --       (2.9)        --         --
Diacrin/Genzyme LLC..................................     (6.2)      (8.0)      (7.7)      (8.2)     (10.7)      (9.6)
StressGen/Genzyme LLC (1)............................       --       (1.9)      (1.6)        --       (1.3)      (3.4)
Genzyme Transgenics Corporation......................     (2.1)      (7.1)      (7.3)     (13.1)     (18.8)     (20.0)
Other................................................     (0.1)      (0.3)       0.1       (0.1)        --       (0.2)
                                                        ------     ------     ------     ------     ------     ------
Totals...............................................   $(45.0)    $(42.7)    $(29.0)    $(73.6)    $(71.3)    $(54.2)
                                                        ======     ======     ======     ======     ======     ======

- ------------------------

(1) Because CMDF had the right to require us to repurchase the fund's interest in the joint venture, we recorded 50% of the losses incurred by the joint venture. When the fund exercised its repurchase right in August 1999, we recorded a $1.0 million charge to our statement of operations in connection with the repurchase.

                                     GCS-82

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE I.  INVESTMENTS (CONTINUED)
    Condensed financial information for our joint ventures and unconsolidated affiliates, including the allocation of losses, is summarized below:

                                                               FOR THE YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                2000        1999        1998
                                                              ---------   ---------   ---------
                                                                   (AMOUNTS IN THOUSANDS)
Revenue.....................................................  $ 135,257   $  89,884   $  62,638
Gross profit................................................     33,212      20,828       2,256
Operating expenses..........................................   (206,012)   (145,717)   (113,569)
Net loss....................................................    (73,549)    (71,343)    (54,186)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
                                                                  (AMOUNTS IN
                                                                  THOUSANDS)
Current assets..............................................  $113,596   $57,897
Noncurrent assets...........................................    83,555    62,865
Current liabilities.........................................    58,895    56,626
Noncurrent liabilities......................................     6,660    14,676

NOTE J.  ACCRUED EXPENSES

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
                                                                  (AMOUNTS IN
                                                                  THOUSANDS)
Compensation................................................  $ 33,134   $25,909
Distributor fees............................................     3,499        --
Professional fees...........................................     4,845     3,908
Purchase accrual............................................    11,468        --
Restructuring costs.........................................     5,970        --
Acquisition costs...........................................    13,595        --
Payable to joint ventures...................................     7,743        --
Royalties...................................................    10,810     7,667
Rebates.....................................................     6,482     7,125
Other.......................................................    42,137    28,750
                                                              --------   -------
                                                              $139,683   $73,359
                                                              ========   =======

NOTE K.  LONG-TERM DEBT AND LEASES

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

    While Genzyme Corporation is responsible for repaying all long-term debt and capital lease obligations, we allocate these obligations to our operating divisions for financial reporting purposes based on the intended use of the funds.

                                     GCS-83

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE K.  LONG-TERM DEBT AND LEASES (CONTINUED)
    Our long-term debt consists of the following:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
                                                              (AMOUNTS IN THOUSANDS)
5 1/4% convertible subordinated notes due in June 2005......   $250,000     $250,000
Revolving credit facility maturing in November 2002.........         --       23,000
Revolving credit facility maturing in December 2003.........    350,000           --
Revolving credit facility maturing in December 2001.........     18,000           --
5% convertible subordinated debentures due in August 2003...     23,680       22,622
6.9% convertible subordinated note due in May 2003..........     10,000           --
Notes payable...............................................      5,493           --
Capital lease obligations...................................     27,964           80
                                                               --------     --------
                                                                685,137      295,702
Less current portion........................................    (19,897)      (5,080)
                                                               --------     --------
                                                               $665,240     $290,622
                                                               ========     ========

    Over the next five years, we will be required to repay the following principal amounts on our long-term debt (excluding capital leases):

        2001                 2002             2003             2004             2005          AFTER 2005
- ---------------------   --------------   --------------   --------------   --------------   --------------
   $ 19.9 million       $  6.0 million   $384.2 million         --         $275.0 million         --

5 1/4% CONVERTIBLE SUBORDINATED NOTES

    In May 1998, we issued $250.0 million in principal of 5 1/4% convertible subordinated notes due June 2005. After deducting the initial purchasers' discount and offering costs, we received $243.0 million in proceeds from this issuance.

    We pay interest on the notes on June 1 and December 1 of each year and made the first interest payment in December 1998. The notes are convertible into one share of Genzyme General Stock, 0.10805 share of Molecular Oncology Stock and
0.10848 share of Biosurgery Stock at a price of $39.60 and contain anti-dilution adjustments. We may redeem all or part of the notes at our option after June 10, 2001 at the following prices (expressed as a percentage of the principal amount), plus accrued interest:

ON OR BEFORE 5/31/02   6/1/02--5/31/03   6/1/03--5/31/04   ON OR AFTER 6/1/04
- --------------------   ---------------   ---------------   ------------------
    102.63   %             101.75%           100.88%             100.00%

    The fair value of these notes at December 31, 2000 was $589.7 million.

REVOLVING CREDIT FACILITY

    In December 2000, we refinanced our then-existing bank credit facilities with a $500.0 million bank credit facility of which $150.0 million matures in December 2001 and $350.0 million matures in

                                     GCS-84

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE K.  LONG-TERM DEBT AND LEASES (CONTINUED)
December 2003. Loans under the new credit facility bear interest at LIBOR plus an applicable margin pursuant to the terms and conditions defined in the credit agreement.

    At December 31, 2000, $18.0 million was outstanding under the portion of facility that matures in December 2001. This amount was allocated to Genzyme Biosurgery. In addition, $350.0 million was outstanding under the portion of the facility that matures in December 2003. Of this amount, $150.0 million was allocated to Genzyme General and $200.0 million was allocated to Genzyme Biosurgery. The interest rate on these borrowings was approximately 7.7%.

5% CONVERTIBLE SUBORDINATED DEBENTURES

    In August 1997, we issued $20.0 million in principal of 6% convertible subordinated debentures. These debentures were convertible into shares of Molecular Oncology Stock at a discount to the market value of that stock. We recorded charges to interest expense of $1.9 million in 1998 and $0.9 million in 1997 to reflect the accretion to fair value of the conversion feature of the 6% debentures. In accordance with the terms of these debentures, they were exchanged in August 1998 for $21.2 million in principal of 5% convertible subordinated debentures due August 2003. These debentures are convertible into shares of Genzyme General Stock. In November 1998 we reserved approximately 3.0 million Molecular Oncology designated shares for issuance in connection with this exchange. In October 1999 we increased the number of Molecular Oncology designated shares reserved in connection with this exchange by approximately
0.3 million.

6.9% CONVERTIBLE SUBORDINATED NOTE

    In connection with our acquisition of Biomatrix, Genzyme Biosurgery Corporation, one of our wholly-owned subsidiaries, assumed a 6.9% convertible subordinated note due May 14, 2003 in favor of UBS Warburg LLC. At December 31, 2000, $10.0 million of this note remained outstanding. We will use a portion of the cash allocated to Genzyme Biosurgery to satisfy debt service on this note.

NOTES PAYABLE

    In connection with our acquisition of GelTex, we assumed notes payable, with maturities in June and September 2002, aggregating $5.4 million.

    In 1999, we repaid the remaining $3.1 million of principal and accrued interest of $0.1 million under our mortgage note due in December 2000. This obligation had been allocated to Genzyme General.

CAPITAL LEASE

    In connection with our acquisition of GelTex on December 14, 2000, we assumed a capital lease obligation pursuant to an October 1998 lease agreement for the construction of GelTex's administrative offices. The lease provides for the lessor to fund the construction of the facility in exchange for interest-only lease payments equal to the total amount funded by the lessor multiplied by the LIBOR rate plus 1.8%. The construction was completed in October 1999 and the construction costs funded by the lessor aggregated
$25.0 million. After giving effect to an interest swap agreement, we make monthly interest payments of $187,000 based on a fixed rate of 8.99% and an outstanding principal amount of $25.0 million. Therefore, we will make annual interest payments under this lease of approximately

                                     GCS-85

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE K.  LONG-TERM DEBT AND LEASES (CONTINUED)
$2.2 million each year through 2005. The $25.0 million capital lease obligation and corresponding building is recorded in our consolidated balance sheet at December 31, 2000. The building is being depreciated over its estimated useful life.

    During the term of the lease, we have the option to purchase the building and improvements for a purchase price equal to the total amount funded by the lessor of $25.0 million, plus any accrued and unpaid lease payments and certain other cost, which aggregate amount is referred to as the Purchase Option Price. At the end of the lease term of October 31, 2005, we have the option to:

    - purchase the building and improvements for the Purchase Option Price;

    - arrange for the facility to be purchased by a third party; or

    - return the building and improvements to the lessor.

In the case of the latter two options, however, we are contingently liable to the extent the lessor is not able to realize 85% of the Purchase Option Price upon the sale or disposition of the property.

    In December 2000, in connection with the merger with Biomatrix, we assumed the remaining principal balance of $1.5 million due under a $2.3 million capital lease that Biomatrix had entered into with GE Capital in December 1998. The lease has a five-year term, a coupon rate of 7.4%, and is payable in equal monthly installments. Certain of the machinery and equipment we acquired through the merger is pledged as collateral for this financing.

OPERATING LEASES

    We lease facilities and personal property under non-cancellable operating leases with terms in excess of one year. Our total expense under operating leases was:

      2000             1999            1998
- -----------------  -------------   -------------
$21.1 million      $22.2 million   $18.4 million

    Over the next five years, we will be required to repay the following amounts under non-cancellable operating leases:

    2001           2002            2003            2004            2005         AFTER 2005
- -------------  -------------   -------------   -------------   -------------   -------------
$19.6 million  $18.5 million   $16.5 million   $15.9 million   $11.3 million   $94.0 million

    In June 1992, we entered into a 65-year land lease with an unaffiliated lessor. Our expenses under this lease were $1.5 million in each of 2000, 1999 and 1998. Our rent under this lease increases every five years based on the Consumer Price Index or, at a minimum of 3% per year.

    In August 2000, we entered into an agreement to lease a significant portion of a multi-use urban complex in Cambridge, Massachusetts for our new corporate headquarters. The lessor will fund the construction of the complex, except that we will fund certain leasehold improvements to be made to the portion of the building leased by us. Our lease payments will be determined as a function of the aggregate project costs incurred by the lessor and the resulting rentable space of the complex, plus common area charges. Payments under the lease will commence upon completion of construction, which we estimate to be in 2003. The lease term is for fifteen years and may be extended for two successive ten-year periods. The lease also provides us with an option, exercisable on or before July 1, 2003, to lease an additional building on mutually acceptable terms.

                                     GCS-86

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE L.  STOCKHOLDERS' EQUITY

COMMON STOCK

    We currently have three series of common stock--Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock--which we refer to as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specific subset of our business operations and its related allocated assets, rather than operations and assets of our entire company.

    The chief mechanism intended to cause our tracking stock to "track" the financial performance of a corresponding division are special provisions in our charter governing dividends and distributions. The provisions governing dividends provide that our board of directors has discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount does not exceed the funds that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division is the greater of:

    - the amount that would be legally available for dividends under Massachusetts law if the division were a separate corporation; or

    - the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeds its corresponding stock's par value, preferred stock preferences and debt obligations.

    Within these parameters, and other general limits under our charter and Massachusetts law, the amount of any dividend payment will be at the board of directors' discretion. To date, we have never paid or declared a cash dividend on shares of any of our series of common stock, nor do we anticipate doing so in the foreseeable future. Unless declared, no dividends accrue on our tracking stocks.

    Our charter also requires that distributions be made to holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to that stock's corresponding division are sold to a third party. This mandatory distribution can be in the form of a dividend, a redemption of the division's related tracking stock or an exchange of that tracking stock for Genzyme General Stock, as chosen by our board of directors in its discretion. The distribution, if by dividend or redemption, must equal in value the net after-tax proceeds received from the sale. If our board of directors chooses to make the distribution by issuing Genzyme General Stock in exchange for the selling division's related tracking stock, then the exchange must be effected at a 10% premium to the corresponding tracking stock's average market price following announcement of the sale.

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

                                     GCS-87

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE L.  STOCKHOLDERS' EQUITY (CONTINUED)
RIGHTS OF COMMON STOCK

VOTING RIGHTS

    Genzyme General Stock is entitled to one vote per share, which is never adjusted. However, the votes per share of our other series of common stock are adjusted every two years. Specifically, on January 1, 2003 and every second anniversary thereafter, the vote per share to which each series is entitled is recalculated based on that stock's fair market value divided by the fair market value of a share of Genzyme General Stock, with "fair market value" meaning the average closing price over the 20 consecutive trading days beginning the 30th trading day preceding the January 1st adjustment date. Currently, each series of common stock is entitled the following vote per share:

SERIES                                                        VOTE PER SHARE
- ------                                                        --------------
Genzyme General Stock.......................................       1.00
Biosurgery Stock............................................       0.14
Molecular Oncology Stock....................................       0.14

LIQUIDATION UNITS

    If we were to dissolve, liquidate or wind up our affairs, other than as part of a merger, business combination or sale of substantially all of our assets, our stockholders would receive any remaining assets according to the percentage of total liquidation units that they hold. Each series of our common stock is entitled to the following liquidation units:

SERIES                                                         UNITS
- ------                                                        --------
Genzyme General Stock.......................................    100
Biosurgery Stock............................................     50
Molecular Oncology Stock....................................     25

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

STOCK RIGHTS

    Under our shareholder rights plan, each outstanding share of Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock also represents one preferred stock purchase right for that series of stock. When the stock purchase rights become exercisable, the holders of our common stock will be entitled to purchase the following:

    - Genzyme General stock right: one share of Series A Junior Participating Preferred Stock, par value $.01 per share, for $300.00;

                                     GCS-88

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE L.  STOCKHOLDERS' EQUITY (CONTINUED)
    - Biosurgery stock right: one share of Series B Junior Participating Preferred Stock, par value $.01 per share, for $80.00; and

    - Molecular Oncology stock right: one share of Series C Junior Participating Preferred Stock, par value $.01 per share, for $26.00.

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

STOCK OFFERING

    In July 2000, we sold 1,607,400 shares of Molecular Oncology Stock to a limited number of purchasers at a price of $12.91 per share. We received approximately $20.7 million of net proceeds from the offering, which we allocated to Genzyme Molecular Oncology. The proceeds of this offering will be used primarily to fund Genzyme Molecular Oncology's research, preclinical and clinical development programs, and for its working capital and general corporate purposes.

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

    The stock account is for amounts invested in hypothetical shares of Genzyme General Stock, Biosurgery Stock or Molecular Oncology Stock. Under the deferral agreement, a participant directs us how to allocate amounts among each series of stock. These amounts will be converted into shares quarterly at the average closing price of the stock for all trading days during the quarter, for each series of stock.

    Distributions are paid in a lump sum or in annual installments for up to five years. Payments begin the year following a director's termination of service or, subject to certain restrictions, a year elected by the participant. As of December 31, 2000, one of the seven eligible directors was participating in this plan.

    We have reserved the following numbers of shares to cover distributions credited to stock accounts under the plan:

    - 50,000 shares of Genzyme General Stock;

                                     GCS-89

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE L.  STOCKHOLDERS' EQUITY (CONTINUED)
    - 63,820 shares of Biosurgery Stock; and

    - 50,000 shares of Molecular Oncology Stock.

We had not made any distributions under this plan as of December 31, 2000.

EQUITY PLANS

    At December 31, 2000, we had reserved the following numbers of shares for issuance under our 1990 Equity Incentive Plan, 1997 Equity Incentive Plan, 1998 Director Stock Option Plan, and 1999 Employee Stock Purchase Plan:

    - 13,362,417 shares of Genzyme General Stock;

    - 6,057,434 shares of Biosurgery Stock; and

    - 3,666,035 shares of Molecular Oncology Stock.

STOCK OPTIONS

    The following number of shares are currently authorized and available for grant under our 1990 Equity Incentive Plan and 1997 Equity Incentive Plan:

    - 13,055,426 shares of Genzyme General Stock;

    - 5,678,294 shares of Biosurgery Stock; and

    - 3,285,864 shares of Molecular Oncology Stock.

The purpose of these two plans is to attract and retain key employees and consultants, provide an incentive for them to achieve long-range performance goals, and enable them to participate in our long-term growth. Under these two plans, we grant stock options with exercise prices not less than fair market value at date of grant. The plans provide for the grant of stock appreciation rights, performance shares, restricted stock and stock units. Each of these instruments has a maximum term of ten years and generally vest over four years. The compensation committee of our board determines the terms and conditions of each award, including who is eligible to receive awards, the form of payment of the exercise price, the number of shares granted and the exercise date. No incentive stock options may be granted under the 1997 plan. After March 15, 2000, no incentive stock options may be granted under the 1990 plan.

    The following number of shares are currently authorized and available for grant under our 1998 Director Stock Option Plan:

    - 233,000 shares of Genzyme General Stock;

    - 127,639 shares of Biosurgery Stock; and

    - 140,000 shares of Molecular Oncology Stock.

Options under our 1998 Director Stock Option Plan are automatically granted with an exercise price at fair market value to non-employee members of our board of directors when they are elected or re-elected as directors. These options expire ten years after the initial grant date and vest as to one-third of each grant on the date of each annual stockholders meeting following the date of grant.

                                     GCS-90

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE L.  STOCKHOLDERS' EQUITY (CONTINUED)
    The following table depicts activity under our various stock option plans:

                                                                             WEIGHTED
                                                           SHARES UNDER      AVERAGE         NUMBER
                                                              OPTION      EXERCISE PRICE   EXERCISABLE
                                                           ------------   --------------   -----------
GENZYME GENERAL STOCK:
Outstanding at December 31, 1997.........................   13,347,267        $22.22        6,982,224
  Granted................................................    2,482,222         29.61
  Exercised..............................................   (3,319,203)        20.11
  Forfeited and cancelled................................     (917,556)        27.21
                                                           -----------
Outstanding at December 31, 1998.........................   11,592,730         24.00        5,579,267
  Granted................................................    1,647,719         43.43
  Granted--premium price.................................    1,272,376         58.97
  Exercised..............................................   (2,526,838)        20.63
  Forfeited and cancelled................................     (376,480)        30.22
                                                           -----------
Outstanding at December 31, 1999.........................   11,609,507        $31.11        5,633,053
  Granted................................................    3,864,928         46.88
  Granted--premium price.................................      101,380         56.46
  Exercised..............................................   (3,091,951)        26.40
  Forfeited and cancelled................................     (403,509)        42.42
                                                           -----------
Outstanding at December 31, 2000.........................   12,080,355        $37.19        5,361,684
                                                           ===========
BIOSURGERY STOCK:
Outstanding at December 18, 2000.........................           --
  Conversion from Surgical Products Stock options........    1,794,684         11.02
  Conversion from Tissue Repair Stock options............    1,258,952         24.28
  Assumed from Biomatrix.................................    1,706,639         16.79
  Exercised..............................................         (717)         5.59
  Forfeited and cancelled................................      (19,640)        23.61
                                                           -----------
Outstanding at December 31, 2000.........................    4,739,918        $16.65        2,444,601
                                                           ===========
MOLECULAR ONCOLOGY STOCK:
Outstanding at June 18, 1997.............................           --
  Granted................................................      826,334        $ 7.00
                                                           -----------
Outstanding at December 31, 1997.........................      826,334          7.00          180,063
  Granted................................................      386,867          6.83
  Exercised..............................................         (886)         7.00
  Forfeited and cancelled................................      (54,530)         7.00
                                                           -----------
Outstanding at December 31, 1998.........................    1,157,785          6.96          391,044
  Granted................................................      286,363          3.46
  Granted--premium price.................................      402,615          5.39
  Exercised..............................................         (362)         3.50
  Forfeited and cancelled................................      (37,291)         6.67
                                                           -----------
Outstanding at December 31, 1999.........................    1,809,110        $ 6.14          656,648
  Granted................................................      603,061         12.65

                                     GCS-91

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE L.  STOCKHOLDERS' EQUITY (CONTINUED)

                                                                             WEIGHTED
                                                           SHARES UNDER      AVERAGE         NUMBER
                                                              OPTION      EXERCISE PRICE   EXERCISABLE
                                                           ------------   --------------   -----------
  Granted--premium price.................................       32,167         23.19
  Exercised..............................................     (211,113)         6.66
  Forfeited and cancelled................................      (82,214)         6.84
                                                           -----------
Outstanding at December 31, 2000.........................    2,151,011        $ 8.13          834,955
                                                           ===========
SURGICAL PRODUCTS STOCK:
  Outstanding at June 28, 1999...........................           --
  Granted................................................    3,050,690        $ 6.65
  Exercised..............................................           --            --
  Forfeited and cancelled................................      (60,120)         6.69
                                                           -----------
Outstanding at December 31, 1999.........................    2,990,570          6.65          563,048
  Granted................................................       47,900         10.64
  Exercised..............................................      (63,194)         6.69
  Forfeited and cancelled................................      (13,751)         7.02
  Conversion to Biosurgery Stock options.................   (2,961,525)         6.69
                                                           -----------
Outstanding at December 31, 2000.........................           --
                                                           ===========
TISSUE REPAIR STOCK:
Outstanding at December 31, 1997.........................    2,776,762        $10.50        1,084,532
  Granted................................................      996,019          5.44
  Exercised..............................................      (71,491)         4.83
  Forfeited and cancelled................................     (303,344)        10.47
                                                           -----------
Outstanding at December 31, 1998.........................    3,397,946          9.13        1,464,732
  Granted................................................      667,120          2.22
  Granted--premium price.................................      402,615          7.71
  Exercised..............................................         (357)         2.09
  Forfeited and cancelled................................     (291,558)         7.49
                                                           -----------
Outstanding at December 31, 1999.........................    4,175,766          8.02        1,905,031
  Granted................................................       47,217          6.41
  Exercised..............................................      (71,615)         4.47
  Forfeited and cancelled................................     (395,545)         6.76
  Conversion to Biosurgery Stock options.................   (3,755,823)         8.14
                                                           -----------
Outstanding at December 31, 2000.........................           --
                                                           ===========

                                     GCS-92

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE L.  STOCKHOLDERS' EQUITY (CONTINUED)

    In 2000, we granted the following stock options with exercise prices above fair market value:

    - 101,380 shares of Genzyme General Stock at 120% of fair market value on the date of grant; and

    - 32,167 shares of Molecular Oncology Stock at 120% of fair market value on the date of grant.

    The total exercise proceeds for all options outstanding at December 31, 2000 is:

    - $448.7 million for Genzyme General Stock;

    - $77.8 million for Biosurgery Stock, and

    - $17.5 million for Molecular Oncology Stock.

    The following table contains information regarding the range of option prices as of December 31, 2000:

    GENZYME GENERAL STOCK:

                                           WEIGHTED                                EXERCISABLE
                                            AVERAGE                      -------------------------------
                             NUMBER        REMAINING       WEIGHTED          NUMBER          WEIGHTED
       RANGE OF           OUTSTANDING     CONTRACTUAL      AVERAGE        EXERCISABLE        AVERAGE
   EXERCISE PRICES       AS OF 12/31/00      LIFE       EXERCISE PRICE   AS OF 12/31/00   EXERCISE PRICE
- ----------------------   --------------   -----------   --------------   --------------   --------------
$          0.17-$22.95      2,629,926         4.07          $15.84         1,554,460          $16.07
           23.00-30.25      3,074,545         5.89           27.71         2,322,746           27.82
           30.26-41.19      2,429,057         7.54           36.39         1,218,545           34.85
           41.42-58.88      3,166,377         8.74           54.71           245,719           51.59
          59.00-100.44        780,450         9.59           78.34            20,214           72.16
- ----------------------     ----------         ----          ------         ---------          ------
$         0.17-$100.44     12,080,355         6.81          $37.19         5,361,684          $27.29
======================     ==========         ====          ======         =========          ======

    BIOSURGERY STOCK:

                                            WEIGHTED                                EXERCISABLE
                                             AVERAGE                      -------------------------------
                              NUMBER        REMAINING       WEIGHTED          NUMBER          WEIGHTED
       RANGE OF            OUTSTANDING     CONTRACTUAL      AVERAGE        EXERCISABLE        AVERAGE
    EXERCISE PRICES       AS OF 12/31/00      LIFE       EXERCISE PRICE   AS OF 12/31/00   EXERCISE PRICE
- -----------------------   --------------   -----------   --------------   --------------   --------------
$           1.00-$11.00       833,478          6.63          $ 7.63           356,396          $ 7.04
            11.04-11.04     1,645,194          8.65           11.04           647,308           11.04
            12.03-19.39     1,013,986          6.87           16.47           667,365           16.47
            19.50-36.55     1,028,625          7.49           27.27           704,706           28.26
            36.73-76.82       218,635          5.17           50.53            68,826           49.74
- -----------------------     ---------          ----          ------         ---------          ------
$           1.00-$76.82     4,739,918          7.52          $16.65         2,444,601          $18.12
=======================     =========          ====          ======         =========          ======

                                     GCS-93

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE L.  STOCKHOLDERS' EQUITY (CONTINUED)
    MOLECULAR ONCOLOGY STOCK:

                                          WEIGHTED                                EXERCISABLE
                                           AVERAGE                      -------------------------------
                            NUMBER        REMAINING       WEIGHTED          NUMBER          WEIGHTED
      RANGE OF           OUTSTANDING     CONTRACTUAL      AVERAGE        EXERCISABLE        AVERAGE
   EXERCISE PRICES      AS OF 12/31/00      LIFE       EXERCISE PRICE   AS OF 12/31/00   EXERCISE PRICE
- ---------------------   --------------   -----------   --------------   --------------   --------------
$          2.31-$5.38       588,884          8.18          $ 4.67           75,936           $ 3.46
            5.75-5.75        10,000          8.10            5.75               --               --
            7.00-7.00       933,226          6.98            7.00          652,270             7.00
           7.50-12.73       573,560          9.38           12.59          106,749            12.73
          13.69-26.85        45,341          9.39           20.52               --               --
- ---------------------     ---------          ----          ------          -------           ------
$         2.31-$26.85     2,151,011          8.01          $ 8.13          834,955           $ 7.21
=====================     =========          ====          ======          =======           ======

EMPLOYEE STOCK PURCHASE PLAN

    Our 1999 Employee Stock Purchase Plan is an amendment and replacement of our 1990 Employee Stock Purchase Plan. This plan allows full-time employees to purchase our stock at a discount. The number of shares authorized for purchase under the plan are:

    - 589,299 shares of Genzyme General Stock;

    - 470,600 shares of Biosurgery Stock; and

    - 500,000 shares of Molecular Oncology Stock.

    We place limitations on the number of shares of each series of stock that can be purchased under the plan in a given year.

    The following table shows the shares purchased by employees under both plans:

                          GENZYME GENERAL   BIOSURGERY   MOLECULAR ONCOLOGY   SURGICAL PRODUCTS   TISSUE REPAIR
SHARES ISSUED                  STOCK          STOCK            STOCK                STOCK             STOCK
- -------------             ---------------   ----------   ------------------   -----------------   -------------
1998....................      388,048               0               0                    0           515,936
1999....................      313,180               0         126,066                    0           208,375
2000....................      277,490          44,482         133,763              106,222           174,166
Available for purchase
  as of December 31,
  2000..................       73,991         251,501         240,171                    0                 0

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

                                     GCS-94

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE L.  STOCKHOLDERS' EQUITY (CONTINUED)
    The following table sets forth our net income (loss) data as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS 123, "Accounting for Stock-Based Compensation," based on the fair value at the grant dates of the awards. The resulting compensation expense would be allocated to each division in accordance with our allocation policies:

                                                                 2000        1999        1998
                                                              ----------   ---------   ---------
                                                              (AMOUNTS IN THOUSANDS, EXCEPT PER
                                                                        SHARE AMOUNTS)
CONSOLIDATED:
  Net income (loss):
    As reported.............................................  $ (62,940)    $70,981     $62,567
    Pro forma...............................................  $ (95,666)    $46,382     $43,986
ALLOCATED TO GENZYME GENERAL STOCK:
  Basic income per share:
    As reported.............................................  $    1.41     $  1.80     $  1.53
    Pro forma...............................................  $    1.12     $  1.59     $  1.36
  Diluted income per share:
    As reported.............................................  $    1.35     $  1.71     $  1.48
    Pro forma...............................................  $    1.07     $  1.52     $  1.32
ALLOCATED TO BIOSURGERY STOCK:
  Basic and diluted loss per share:
    As reported.............................................  $   (2.40)         --          --
    Pro forma...............................................  $   (2.40)         --          --
ALLOCATED TO MOLECULAR ONCOLOGY STOCK:
  Basic and diluted loss per share:
    As reported.............................................  $   (1.60)    $ (2.25)    $ (3.81)
    Pro forma...............................................  $   (1.80)    $ (2.34)    $ (3.99)
ALLOCATED TO SURGICAL PRODUCTS STOCK:
  Basic and diluted loss per share:
    As reported.............................................  $   (3.67)    $ (1.38)         --
    Pro forma...............................................  $   (3.82)    $ (1.53)         --
ALLOCATED TO TISSUE REPAIR STOCK:
  Basic and diluted loss per share:
    As reported.............................................  $   (0.69)    $ (1.26)    $ (1.99)
    Pro forma...............................................  $   (0.76)    $ (1.40)    $ (2.19)

                                     GCS-95

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE L.  STOCKHOLDERS' EQUITY (CONTINUED)
    We estimate the fair value of each option grant using the Black-Scholes option-pricing model. In computing these pro forma amounts, we used the following assumptions:

                                             RISK-FREE                  DIVIDEND   TERM OF GRANT
                                           INTEREST RATE   VOLATILITY    YIELD      (IN YEARS)     AVERAGE FAIR VALUE
                                           -------------   ----------   --------   -------------   ------------------
GENZYME GENERAL STOCK:
  2000...................................      6.78%           48%         0             5               $53.23
  1999...................................      5.58%           45%         0             5               $20.31
  1998...................................      5.59%           44%         0             4               $12.87
BIOSURGERY STOCK:
  2000...................................      6.78%           58%         0             5               $ 6.68
MOLECULAR ONCOLOGY STOCK:
  2000...................................      6.78%           94%         0             5               $ 9.76
  1999...................................      5.58%           70%         0             5               $ 2.16
  1998...................................      5.59%           70%         0             4               $ 3.92
SURGICAL PRODUCTS STOCK:
  2000...................................      6.78%           58%         0             5               $ 9.95
  1999...................................      5.58%           42%         0             5               $ 2.99
TISSUE REPAIR STOCK:
  2000...................................      6.78%           58%         0             5               $ 8.21
  1999...................................      5.58%           68%         0             5               $ 1.36
  1998...................................      5.59%           73%         0             4               $ 3.27

WARRANTS

    Upon our acquisition of GelTex in December 2000, we assumed warrants to purchase GelTex common stock that we converted into warrants to purchase 46,590 shares of Genzyme General Stock for an aggregate purchase price of $1.5 million. These warrants expire between 2001 and 2002.

    In 1997, we sold warrants to purchase a total of 120,000 shares of Genzyme General Stock for an aggregate purchase price of $1.0 million (Canadian). All of these warrants were cancelled in August 1999 when the Canadian Medical Discoveries Fund exercised its right to require us to repurchase the fund's interest in StressGen/Genzyme LLC.

    Activity for Genzyme General Stock warrants is summarized below:

                                                              WARRANTS   EXERCISE PRICE
                                                              --------   --------------
Outstanding at December 31, 1998............................   120,000       $30.18
  Cancelled.................................................  (120,000)       30.18
                                                              --------       ------
Outstanding at December 31, 1999............................         0            0
Assumed from GelTex.........................................    46,590        33.12
                                                              --------       ------
Outstanding at December 31, 2000............................    46,590       $33.12
                                                              ========       ======

    In connection with the execution of a technology license agreement in March 2000, we issued a warrant to purchase 10,000 shares of Tissue Repair Stock at a price of $7.641 per share. Upon the formation of Genzyme Biosurgery, the warrant converted in accordance with its terms into a warrant to

                                     GCS-96

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE L. STOCKHOLDERS' EQUITY (CONTINUED) purchase 3,352 shares of Biosurgery Stock at a price of $22.795 per share. The warrant expires in March 2005. The holder has not converted any portion of the warrant for Biosurgery Stock.

    When we acquired PharmaGenics in 1997, we assumed a warrant that expires in 2001. This warrant is exercisable into 9,563 shares of Molecular Oncology Stock at $8.04 per share.

DESIGNATED SHARES

    Designated shares are authorized shares of Biosurgery Stock and Molecular Oncology Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds or benefits to the division that the series of stock tracks. Designated shares are not eligible to receive dividends and cannot be voted by us. We create designated shares when we transfer cash or other assets from Genzyme General to Genzyme Biosurgery or Genzyme Molecular Oncology or from other interdivision transactions. Our board of directors may issue designated shares:

    - as a stock dividend to the holders of Genzyme General Stock;

    - by selling the shares in a public or private sale and allocating all of the proceeds to Genzyme General; and

    - when convertible securities are converted, the proceeds of which will be allocated to Genzyme General.

DISTRIBUTION OF DESIGNATED SHARES

    We will distribute designated shares of Molecular Oncology Stock, and Biosurgery Stock each year to holders of Genzyme General Stock if the number of designated shares of a particular series exceeds 10% of the number of shares of that series issued and outstanding as of the following dates:

    - November 30th for Molecular Oncology Stock; and

    - September 30th for Biosurgery Stock.

We will not distribute an amount of designated shares equal to the sum of:

    - the designated shares reserved for issuance upon the exercise or conversion of Genzyme General convertible securities; and

    - the number of designated shares our board of directors reserved as of November 30th for Molecular Oncology Stock and September 30th for Biosurgery Stock for sale not later than six months after these dates.

Any proceeds from the sale of designated shares will be allocated to Genzyme General.

                                     GCS-97

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE L.  STOCKHOLDERS' EQUITY (CONTINUED)
    Designated share activity is summarized in the following table:

                                                              MOLECULAR     SURGICAL       TISSUE
                                                 BIOSURGERY    ONCOLOGY     PRODUCTS       REPAIR
                                                 DESIGNATED   DESIGNATED   DESIGNATED    DESIGNATED
                                                   SHARES       SHARES       SHARES        SHARES
                                                 ----------   ----------   -----------   ----------
Balance at December 31, 1997...................         --     6,000,000            --      885,053
  Debenture exchange...........................         --     3,028,571            --           --
  Credit facility exchange.....................         --       385,972            --           --
  Increase from interdivision cash
    allocation.................................         --       714,286            --           --
  Dividend distribution........................         --    (8,717,485)           --           --
  Stock options exercised......................         --            --            --     (167,064)
  Stock warrants exercised.....................         --        (1,352)           --       (1,721)
                                                 ---------    ----------   -----------   ----------
Balance at December 31, 1998...................         --     1,409,992            --      716,268
  Established..................................         --            --    16,000,000           --
  Dividend distribution........................         --            --   (14,835,161)          --
  Debenture adjustment.........................         --       278,245            --
  Increase from interdivision cash
    allocation.................................         --            --            --    1,633,399
  Stock options exercised......................         --            --            --     (111,614)
                                                 ---------    ----------   -----------   ----------
Balance at December 31, 1999...................         --     1,688,237     1,164,839    2,238,053
  Increase from equity line....................         --       676,254            --    1,692,657
  Repayment of portion of interdivision cash
    allocation.................................         --      (364,293)
  Stock options exercised......................       (517)           --            --      (97,209)
  Conversion to Biosurgery designated shares...         --            --    (1,164,839)  (3,833,501)
  Conversion from Surgical Products designated
    shares.....................................    705,892            --            --           --
  Conversion from Tissue Repair designated
    shares.....................................  1,284,989            --            --           --
                                                 ---------    ----------   -----------   ----------
Balance at December 31, 2000...................  1,990,364     2,000,198             0            0
                                                 =========    ==========   ===========   ==========

    In connection with our creation of Genzyme Biosurgery in December 2000, each Surgical Products designated share was converted into 0.6060 of a Biosurgery designated share and each Tissue Repair designated share was converted into
0.3352 of a Biosurgery designated share.

    In October 1999, we adjusted the number of Molecular Oncology designated shares reserved in connection with the exchange in August 1998 of 6% debentures convertible into Molecular Oncology Stock into 5% debentures convertible into Genzyme General Stock. We made this adjustment based on the fair market value of Molecular Oncology Stock on October 16, 1999 in accordance with the terms of the exchange established by our board.

    In June 1999, we distributed Surgical Products designated shares to holders of Genzyme General Stock.

    In November 1998, we distributed Molecular Oncology designated shares to holders of Genzyme General Stock.

                                     GCS-98

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE L.  STOCKHOLDERS' EQUITY (CONTINUED)
    Prior to our acquisition of PharmaGenics, we made a credit facility available to fund PharmaGenics' operating costs pending completion of the acquisition. When the acquisition was completed, the $2,450,000 drawn by PharmaGenics under this facility became a liability allocated to Genzyme Molecular Oncology. In September 1998, our board of directors approved the exchange of that credit facility to Genzyme General, plus accrued interest of $246,080, for Molecular Oncology designated shares based on the fair market value of the Molecular Oncology Stock. We reclassified the amount of the note and the accrued interest to division equity upon the exchange.

INTERDIVISIONAL FINANCING ARRANGEMENTS

GENZYME BIOSURGERY

    At December 31, 2000, $10.0 million of Genzyme General's cash remained available to Genzyme Biosurgery under a $20.0 million interdivisional financing arrangement with Genzyme General. This arrangement was assumed by Genzyme Biosurgery from Genzyme Tissue Repair upon the formation of Genzyme Biosurgery in December 2000. Under the terms of this arrangement, Genzyme Biosurgery may draw down funds as needed each quarter in exchange for Genzyme Biosurgery designated shares based on the fair market value of Biosurgery Stock (as defined in our charter) at the time of the draw. In each of March and September 2000, Genzyme Tissue Repair made $5.0 million draws under this arrangement in exchange for an aggregate of 1,692,657 Tissue Repair designated shares. Upon the formation of Genzyme Biosurgery, these shares were converted into 567,379 Biosurgery designated shares.

GENZYME MOLECULAR ONCOLOGY

    In August 1998, our board of directors made $30.0 million of Genzyme General's cash available to Genzyme Molecular Oncology. Under the terms of this arrangement, Genzyme Molecular Oncology may draw down funds as needed each quarter in exchange for Genzyme Molecular Oncology designated shares based on the fair market value of Molecular Oncology Stock (as defined in our charter) at the time of the draw. In April 2000, Genzyme Molecular Oncology drew
$15.0 million of cash under this arrangement with Genzyme General in exchange for 676,254 Genzyme Molecular Oncology designated shares. These funds will be used primarily to fund research, preclinical and clinical development programs, and for working capital and general corporate purposes. As of December 31, 2000, $15.0 million remained available to Genzyme Molecular Oncology under this arrangement.

                                     GCS-99

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE M.  RESEARCH AND DEVELOPMENT AGREEMENTS

    Our revenues from research and development agreements with related parties include the following:

                                                         2000       1999       1998
                                                       --------   --------   --------
                                                           (AMOUNTS IN THOUSANDS)
Genzyme Transgenics Corporation......................    $509      $1,516     $3,568
StressGen/Genzyme LLC................................      --         496      2,177
                                                         ----      ------     ------
                                                         $509      $2,012     $5,745
                                                         ====      ======     ======

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

    GENZYME TRANSGENICS CORPORATION. Note I., "Investments," contains disclosure regarding our relationship with Genzyme Transgenics.

    JOINT VENTURES. Note I., "Investments," contains disclosure regarding the following joint ventures:

    - RenaGel LLC;

    - BioMarin/Genzyme LLC;

    - Pharming/Genzyme LLC;

    - Genzyme/Pharming Alliance LLC;

    - Diacrin/Genzyme LLC;

    - ATIII LLC; and

    - StressGen/Genzyme LLC.

    Genzyme Development Partners, L.P., or "GDP," was formed in September 1989 to develop, produce and derive income from the sale of the Sepra-TM- products. One of our wholly-owned subsidiaries is the general partner of GDP. In September 1989, we also formed a joint venture with GDP to manufacture and market the Sepra-TM- products in the United States and Canada for use in human clinical trials or human clinical procedures. We refer to this joint venture as GVII. We consolidate GVII for financial statement purposes and allocate it to Genzyme Biosurgery.

    In November 2000, we exercised our option to purchase all of the outstanding Class A limited partnership interests of GDP for approximately $26.0 millon in cash. We paid this amount in January 2001, at which time significant control will pass to Genzyme Biosurgery. We are also required to pay royalties to the former holders of the Class A interests on sales of the Sepra-TM- products for ten years. This purchase will be allocated to Genzyme Biosurgery.

NOTE N.  COMMITMENTS AND CONTINGENCIES

    We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 2000 which, if adversely decided, would have a material adverse effect on our results of operations, financial condition, or liquidity.

                                    GCS-100

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE O.  INCOME TAXES

    Our income (loss) before income taxes and the related income tax expense (benefit) are as follows for the year ended:

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Domestic(1).................................................  $(20,791)  $101,548   $ 92,923
Foreign.....................................................    13,329     16,380      9,514
                                                              --------   --------   --------
    Total...................................................  $ (7,462)  $117,928   $102,437
                                                              ========   ========   ========
Currently payable:
  Federal...................................................  $ 55,469   $ 41,638   $ 32,501
  State.....................................................     2,982      2,990      6,375
  Foreign...................................................     3,607      5,733      4,016
                                                              --------   --------   --------
    Total...................................................  $ 62,058   $ 50,361   $ 42,892
                                                              ========   ========   ========
Deferred:
  Federal...................................................  $ (6,320)  $ (3,036)  $ (2,180)
  State.....................................................      (260)      (378)      (842)
                                                              --------   --------   --------
    Total...................................................    (6,580)    (3,414)  $ (3,022)
                                                              ========   ========   ========
  Provision for income taxes................................  $ 55,478   $ 46,947   $ 39,870
                                                              ========   ========   ========

- ------------------------

(1) Includes charges for purchased research and development of $200.2 million in 2000 and $5.4 million in 1999.

    Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

                                                                    2000          1999          1998
                                                                  --------      --------      --------
Tax at U.S. statutory rate..................................         35.0%        35.0%         35.0%
Losses in less than 80% owned subsidiaries with no current
  tax benefit...............................................         (1.8)         0.2           1.7
State taxes, net............................................          1.0          1.3           3.5
Foreign sales corporation...................................         (4.1)        (4.0)         (3.2)
Nondeductible amortization..................................          2.1          3.3           4.2
Benefit of tax credits......................................         (2.0)        (3.3)         (3.9)
Nondeductible interest and other............................         (1.4)         3.9           1.6
                                                                   ------         ----          ----
Effective tax rate before certain charges...................         28.8%        36.4%         38.9%
                                                                   ------         ----          ----
Charge for impaired investment..............................           --          1.7%
Charge for purchased research and development...............       (772.3)         1.7%           --
                                                                   ------         ----          ----
Effective tax rate..........................................       (743.5)%       39.8%         38.9%
                                                                   ======         ====          ====

                                    GCS-101

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE O.  INCOME TAXES (CONTINUED)
    The components of net deferred tax assets are described in the following table:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                 2000        1999
                                                              ----------   ---------
                                                              (AMOUNTS IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards..........................  $  35,769    $  5,568
  Tax credits...............................................     13,304      10,648
  Intangible amortization...................................         --      38,757
  Investments in unconsolidated subsidiaries................         --       3,396
  Realized and unrealized capital losses....................         --      11,405
  Reserves, accruals and other..............................     56,946      48,531
                                                              ---------    --------
Gross deferred tax asset....................................    106,019     118,305
Valuation allowance.........................................    (13,592)    (18,963)
                                                              ---------    --------
                                                                 92,427      99,342
Deferred tax liabilities:
  Depreciable assets........................................    (23,297)    (24,736)
  Realized and unrealized capital gains.....................     (7,530)    (12,686)
  Investments in consolidated subsidiaries..................     (4,396)         --
  Deferred gain.............................................       (878)       (878)
  Intangible amortization...................................   (239,874)     (1,213)
                                                              ---------    --------
  Net deferred tax asset....................................  $(183,548)   $ 59,829
                                                              =========    ========

    As a result of uncertainty surrounding our ability to realize certain favorable tax attributes that primarily relate to capital losses from the purchase of in-process research and development, we placed valuation allowances of $13.6 million in 2000 and $19.0 million in 1999 against otherwise recognizable deferred tax assets.

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

    For U.S. income tax purposes, we had net operating loss carryforwards of $105.1 million in 2000 and $15.9 million in 1999. Our net operating loss carryforwards expire between 2003 and 2020. Prior to expiration, our ability to use these carryforwards may be limited under U.S. tax laws, specifically
Section 382 of the Internal Revenue Code.

    Approximately, $10.3 million of the tax carryforwards we have available for federal income tax purposes relate to exercises of non-qualified stock options and disqualifying dispositions of incentive stock options. The tax benefits from stock exercises under these plans, if realized, will be credited to additional paid-in capital.

                                    GCS-102

                      GENZYME CORPORATION AND SUBSIDIARIES

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

                                                            2000           1999           1998
                                                        ------------   ------------   ------------
Allocated to Genzyme General..........................  $1.5 million   $3.9 million   $3.0 million
Allocated to Genzyme Biosurgery.......................   2.6 million    0.9 million    0.9 million
                                                        ------------   ------------   ------------
                                                        $4.1 million   $4.8 million   $3.9 million
                                                        ============   ============   ============

    We also maintain defined-benefit pension plans for qualifying employees of a number of our foreign subsidiaries and qualifying former employees of Deknatel Snowden Pencer. We fund pension costs as they are accrued. Our expense related to these plans was:

                                                            2000           1999           1998
                                                        ------------   ------------   ------------
Allocated to Genzyme General..........................  $1.0 million   $1.3 million   $0.8 million
Allocated to Genzyme Biosurgery.......................   0.6 million    0.5 million    0.3 million
                                                        ------------   ------------   ------------
                                                        $1.6 million   $1.8 million   $1.1 million
                                                        ============   ============   ============

    We do not present actuarial and other disclosures for these plans because we do not consider them to be material.

NOTE Q.  SEGMENT INFORMATION

    In accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," we present segment information in a manner consistent with the method we use to report this information to our management. Applying SFAS 131, we have four reportable segments:

    - Therapeutics, which develops, manufactures and distributes human therapeutic products for significant unmet medical needs. The business derives substantially all of its revenue from sales of Cerezyme-Registered Trademark- enzyme;

    - Diagnostic Products, which provides diagnostic products to niche markets focusing on IN VITRO diagnostics;

    - Genzyme Molecular Oncology, which is utilizing its functional genomics and antigen discovery technology platforms to develop novel cancer products focused on cancer vaccines and angiogenesis inhibitors and to generate partnering revenue developing cancer products, with a focus on therapeutic vaccines and angiogenesis inhibitors; and

    - Genzyme Biosurgery, which develops and markets instruments, devices, biomaterials and biotherapeutic products to improve or replace surgery, with an emphasis on the orthopaedics and cardiothoracic markets.

                                    GCS-103

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE Q.  SEGMENT INFORMATION (CONTINUED)
We have provided information concerning the operations in these reportable segments in the following table:

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Revenues:
  Genzyme General:
    Therapeutics(1).........................................  $600,679   $488,705   $413,645
    Diagnostics Products....................................    61,469     57,971     65,683
    Other...................................................    89,371     86,409     85,846
    Eliminations/Adjustments(2).............................       964      2,281      4,145
                                                              --------   --------   --------
      Total Genzyme General.................................   752,483    635,366    569,319

  Genzyme Molecular Oncology................................     5,671      4,619     19,407
  Genzyme Biosurgery(3).....................................   145,214    132,353    121,075
  Eliminations/Adjustments(4)...............................       (48)       (50)      (466)
                                                              --------   --------   --------
Total.......................................................  $903,320   $772,288   $709,335
                                                              ========   ========   ========
Depreciation and amortization expense:
  Genzyme General:
    Therapeutics(1,5).......................................  $  8,913   $ 13,069   $ 10,862
    Diagnostics Products....................................     4,940      1,909      4,715
    Other...................................................     7,226      6,422     11,470
    Eliminations/Adjustments(2).............................    20,127     20,835     10,711
                                                              --------   --------   --------
      Total Genzyme General.................................    41,206     42,235     37,758

  Genzyme Molecular Oncology................................     5,572     12,057     12,354
  Genzyme Biosurgery(3,5)...................................    11,622      9,367     10,206
  Eliminations/Adjustments(6)...............................      (470)    (1,007)    (1,449)
                                                              --------   --------   --------
Total.......................................................  $ 57,930   $ 62,652   $ 58,869
                                                              ========   ========   ========
Equity in net loss of unconsolidated affiliates:
  Genzyme General:
    Therapeutics(1,7).......................................  $(42,801)  $(30,094)  $(12,480)
    Diagnostics Products....................................        --         --         --
    Other...................................................       (64)        56       (107)
    Eliminations/Adjustments(8).............................    (2,100)    (7,385)    (7,152)
                                                              --------   --------   --------
      Total Genzyme General.................................   (44,965)   (37,423)   (19,739)
  Genzyme Molecular Oncology................................        --     (1,870)    (1,647)
  Genzyme Biosurgery........................................        --     (3,403)    (7,620)
  Eliminations/Adjustments..................................        --         --         --
                                                              --------   --------   --------
Total.......................................................  $(44,965)  $(42,696)  $(29,006)
                                                              ========   ========   ========

                                    GCS-104

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE Q.  SEGMENT INFORMATION (CONTINUED)

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Income tax (expense) benefits:
  Genzyme General:
    Therapeutics(1).........................................  $(53,046)  $(84,859)  $(76,606)
    Diagnostics Products....................................    (2,056)    (2,485)   (13,755)
    Other...................................................     1,006      2,952      2,134
    Eliminations/Adjustments................................   (38,543)        (8)     7,853
                                                              --------   --------   --------
      Genzyme General tax provision.........................   (92,639)   (84,400)   (80,374)

  Genzyme Molecular Oncology................................     1,214      2,647      2,647
  Genzyme Biosurgery(3).....................................        --         --         --
  Eliminations/Adjustments..................................    35,947     34,806     37,857
                                                              --------   --------   --------
Total.......................................................  $ 55,478   $(46,947)  $(39,870)
                                                              ========   ========   ========
Net income (loss):
  Genzyme General:
    Therapeutics(1,9).......................................  $ 94,065   $133,854   $120,832
    Diagnostics Products(10)................................     3,004      3,915     21,694
    Other(11)...............................................    (1,790)    (4,661)    (3,367)
    Eliminations/Adjustments(12)............................    (9,323)     8,969     (6,107)
                                                              --------   --------   --------
      Net income for Genzyme General........................    85,956    142,077    133,052

  Genzyme Molecular Oncology................................   (23,096)   (28,832)   (19,107)
  Genzyme Biosurgery(3,13)..................................  (162,217)   (78,077)   (90,242)
  Eliminations/Adjustments(14)..............................    36,867     35,813     38,864
                                                              --------   --------   --------
Total.......................................................  $(62,490)  $ 70,981   $ 62,567
                                                              ========   ========   ========

- ------------------------

(1) On December 14, 2000 we acquired GelTex, a developer of therapeutic products based on polymer technology. We allocated the acquistion to Genzyme General. The operations of GelTex is included our Therapeutics segment for the period from December 14, 2000 through December 31, 2000. See Note E., "Acquisitions," above.

(2) Includes primarily amounts related to Genzyme General's research and development and administrative activities that we do not specifically allocate to a particular segment of Genzyme General.

(3) On December 18, 2000, we acquired Biomatrix, a company that develops, manufactures, markets and sells a series of proprietary viscoelastic products called hylans that are used in therapeutic medical applications and skin care. We allocated the acquisition to Genzyme Biosurgery. The operations of Biomatrix is included in the results of Genzyme Biosurgery for the period from December 19, 2000 through December 31, 2000. See Note E., "Acquisitions," above.

(4) Represents the elimination of interdivisional revenue.

(5) Depreciation and amortization expense in 2000 includes the amortization of the intangible assets generated from the acquisition of GelTex for the period from December 14, 2000 through

                                    GCS-105

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE Q.  SEGMENT INFORMATION (CONTINUED)
    December 31, 2000 and from the acquisition of Biomatrix for the period from December 19, 2000 through December 31, 2000. See Note E., "Acquisitions," above.

(6) Consists primarily of a difference in amortization due to $2.9 million of additional goodwill associated with the PharmaGenics acquisition allocated to the Genzyme Molecular Oncology level as compared to amounts recorded at the consolidated level and other adjustments related to our corporate activities that we do not specifically allocate to a particular segment. The difference in the amortization results from the application of our policy to account for income taxes at the divisional level as if each division was a separate taxpayer.

(7) Equity in net loss of unconsolidated affiliates for Therapeutics in 2000 includes our 50% portion of the losses of RenaGel LLC through December 13, 2000. In connection with the acquisition of GelTex, we acquired GelTex's 50% interest in RenaGel LLC and, as a result, consolidated the activities of the joint venture for the period from December 14, 2000 through December 31, 2000. See Note E., "Acquisitions," above.

(8) Represents our portion of the net loss of Genzyme Transgenics, an unconsolidated affiliate, which we do not specifically allocate to a particular segment of Genzyme General.

(9) Therapeutics net loss includes charges for in-process technology of $118.0 million in 2000 related to the acquisition of GelTex and $5.4 million in 1999 related to the acquisition of Peptimmune. See Note D. "Acquisitions," above. Therapeutics' net income for 1998 includes a $14.8 million pre-tax charge to write down excess inventory used to make Ceredase-Registered Trademark- enzyme. See Note C., "Special Charges," above.

(10) Diagnostic Products' net income for 1999 and 1998 includes pre-tax gains on the sale of product lines of $0.5 million in 1999 and $31.2 million in 1998. See Note D., "Disposition of Assets," above.

(11) Other income for Genzyme General for 1999 includes a $7.5 million pre-tax gain on the sale of a product line. See Note D., "Disposition of Assets," above.

(12) Includes the net income (loss) of Genzyme General's corporate administrative and research and development activities which we do not specifically allocate to a particular segment of Genzyme General including the following (pre-tax):

       - gains on affiliate sale of stock of $22.7 million in 2000, $6.7 million in 1999 and $2.4 million in 1998, recognized in accordance with our policy pertaining to affiliate sales of stock, all of which resulted from the sale of common stock by Genzyme Transgenics;

       - net gains on sales of investment in equity securities of $23..2 million in 2000, $2.0 million in 1999 and $3.4 million in 1998 resulting from sales of a portion of our investment portfolio in each period; and

       - in 2000, net proceeds of $5.1 million received in connection with the settlement of a lawsuit and in 1999, a $14.4 million gain upon receipt of a payment associated with the termination of the agreement to acquire Cell Genesys.

(13) The net loss for Genzyme Biosurgery in 2000 includes charges for in-process technology of $82.1 million in 2000 related to the acquisition of Biomatrix. See Note D., "Acquisitions," above. Genzyme Biosurgery's net loss in 2000 includes a $4.3 million charge for the write-off of abandoned equipment at our Springfield Mills manufacturing facility located in the United Kingdom, and a $10.4 million charge to cost of goods sold in 1998 to reduce the inventory for its Sepra-TM- products to net realizable value. See Note C., "Special Charges," above.

                                    GCS-106

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE Q.  SEGMENT INFORMATION (CONTINUED)
(14) Includes income tax benefits that have not been recognized in the tax provisions of any of the divisions. Also includes the elimination of interdivisional revenues and expenses and a difference in amortization due to $2.9 million of additional goodwill associated with the PharmaGenics acquisition allocated to Genzyme Molecular Oncology as compared to amounts recorded at the corporate level. The difference in the amortization results from the application of our policy to account for income taxes at the divisional level as if each division was a separate taxpayer.

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
                                                              (AMOUNTS IN THOUSANDS)
Segment Assets:
  Genzyme General(1):
    Therapeutics(2).........................................  $1,341,656   $  338,960
    Diagnostics Products....................................      89,236       40,266
    Other...................................................      77,153       83,088
    Eliminations/Adjustments(3).............................     991,008      937,269
                                                              ----------   ----------
      Total Genzyme General.................................   2,499,053    1,399,583
    Genzyme Molecular Oncology..............................      30,752        9,692
    Genzyme Biosurgery(4)...................................     811,600      390,572
    Eliminations/Adjustments(5).............................     (23,305)     (12,565)
                                                              ----------   ----------
Total.......................................................  $3,318,100   $1,787,282
                                                              ==========   ==========

- ------------------------

(1) Segment assets for Genzyme General include primarily accounts receivable, inventory and certain fixed and intangible assets.

(2) Segment assets for Therapeutics include $1.1 billion of additional assets resulting from the acquisition of GelTex, including $465.1 million of intangible assets and $449.6 million of goodwill. See Note E., "Acquisitions," above.

(3) Eliminations/Adjustments for Genzyme General consists of the differences between the total assets for Genzyme General's segments and the total combined assets for Genzyme General.

(4) Segment assets for Genzyme Biosurgery include $488.9 million of additional assets resulting from the acquisition of Biomatrix, including
    $284.9 million of intangible assets, $112.3 million of goodwill and $38.5 million of property, plant and equipment. See Note E., "Acquisitions," above.

(5) Represents the elimination of inter-divisional stock balances.

(6) The Other category includes amounts attributable to our genetic testing and pharmaceuticals businesses, both of which operate within Genzyme General.

    Eliminations/Adjustments consists of the differences between:

    - the segments' net income and our consolidated net income; and

    - total segment assets and our consolidated total assets.

    The amount in Eliminations/Adjustments for net income consists primarily of interest income, interest expense and other income and expense items that we do not specifically allocate to a

                                    GCS-107

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE Q. SEGMENT INFORMATION (CONTINUED) particular segment. The amounts in Eliminations/Adjustments for segment assets consist of the following:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
                                                              (AMOUNTS IN THOUSANDS)
Cash, cash equivalents, and short- and long-term
  investments...............................................   $339,259     $513,905
Deferred tax assets-current.................................     46,836       41,195
Intangibles, net............................................     30,197       33,871
Property, plant and equipment, net..........................    332,423      172,165
Investment in equity securities.............................    119,648       94,719
Deferred tax assets-noncurrent..............................         --       18,631
Other.......................................................     99,340       50,218
                                                               --------     --------
  Total Eliminations / Adjustments..........................   $967,703     $924,704
                                                               ========     ========

    We operate in the healthcare industry and we manufacture and market our products primarily in the United States and Europe. Our principal manufacturing facilities are located in the United States, United Kingdom, Switzerland and Germany. We purchase products from our subsidiaries in the United Kingdom and Switzerland for sale to customers in the United States. We set transfer prices from our foreign subsidiaries to allow us to produce profit margins commensurate with our sales and marketing effort. Our subsidiary in the Netherlands is our primary distributor of therapeutic products in Europe.

    The following table contains certain financial information by geographic area:

                                                                        DECEMBER 31,
                                                              --------------------------------
                                                                2000       1999        1998
                                                              --------   --------   ----------
                                                                   (AMOUNTS IN THOUSANDS)
Revenues:
  U.S.......................................................  $550,756   $512,304   $  485,864
  Europe....................................................   248,487    184,169      171,302
  Other.....................................................   104,077     75,815       52,169
                                                              --------   --------   ----------
      Total.................................................  $903,320   $772,288   $  709,335
                                                              ========   ========   ==========
Long-lived assets:
  U.S.......................................................  $926,790   $732,771   $  970,898
  Other.....................................................    50,778     52,540       57,247
                                                              --------   --------   ----------
      Total.................................................  $977,568   $785,311   $1,028,145
                                                              ========   ========   ==========

    Our results of operations are highly dependent on sales of Ceredase-Registered Trademark- and Cerezyme-Registered Trademark- enzymes. Sales of these products represented 66% of product revenue in 2000, 70% of product revenue in 1999 and 67% of product revenue in 1998. We sell these products directly to physicians, hospitals and treatment centers as well as through an unaffiliated distributor. Distributor sales represented 28% of Ceredase-Registered Trademark- and Cerezyme-Registered Trademark- enzyme revenues in each of 2000, 1999 and 1998. We believe that our credit risk associated with trade receivables is mitigated as a result of the fact that we sell these products to a large number of customers in a number of different industries and over a broad geographic area.

                                    GCS-108

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE R.  QUARTERLY RESULTS (UNAUDITED)

                                                  1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                                     2000          2000          2000         2000(1)
                                                  -----------   -----------   -----------   -----------
                                                      (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Net revenue.....................................    $208,130      $223,913      $227,359      $243,918
Gross profit....................................     145,277       157,176       150,815       160,551
Net income......................................      31,819        49,492        34,421      (178,671)
Income per share:
  Allocated to Genzyme General
    Basic.......................................    $   0.61      $   0.84      $   0.69      $  (0.68)
    Diluted.....................................    $   0.57      $   0.77      $   0.64      $  (0.68)
  Allocated to Molecular Oncology Stock:
    Basic and diluted...........................    $  (0.37)     $  (0.54)     $  (0.37)     $  (0.33)
  Allocated to Biosurgery Stock:
    Basic and diluted...........................         N/A           N/A           N/A      $  (2.40)
  Allocated to Surgical Products Stock:
    Basic and diluted...........................    $  (0.68)     $  (0.70)     $  (0.93)     $  (1.36)
  Allocated to Tissue Repair Stock:
    Basic and diluted...........................    $  (0.17)     $  (0.14)     $  (0.19)     $  (0.18)

                                                  1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                                     1999          1999          1999          1999
                                                  -----------   -----------   -----------   -----------
                                                      (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Net revenue.....................................    $183,744      $186,684      $191,415      $210,445
Gross profit....................................     126,526       128,683       133,404       142,536
Net income......................................      16,057         6,291        13,778        34,855
Income per share:
  Allocated to Genzyme General Stock:
    Basic.......................................    $   0.40      $   0.28      $   0.46      $   0.66
    Diluted.....................................    $   0.38      $   0.28      $   0.43      $   0.62
  Allocated to Molecular Oncology Stock:
    Basic and diluted...........................    $  (0.56)     $  (0.64)     $  (0.60)     $  (0.46)
  Allocated to Surgical Products Stock:
    Basic and diluted...........................         N/A      $  (0.06)     $  (0.74)     $  (0.59)
  Allocated to Tissue Repair Stock:
    Basic and diluted...........................    $  (0.44)     $  (0.37)     $  (0.25)     $  (0.22)

- ------------------------

(1) Includes the reversal of reserves in the fourth quarter of 2000 totalling $4.1 million, before taxes, that were established in the prior three quarters of 2000. These reserves were considered in excess of requirements at December 31, 2000.

                                    GCS-109

                      GENZYME CORPORATION AND SUBSIDIARIES

NOTE S.  SUBSEQUENT EVENTS

    In January 2001, Focal, Inc. exercised its option to require us to purchase $5.0 million of Focal common stock at a price of $2.06 per share. We have allocated these shares to Genzyme Biosurgery. We are committed, at Focal's option, to make an additional equity investment in June 2001 of up to $5.0 million, subject to certain conditions.

    In February 2001, we announced our intention to divest the Snowden-Pencer-Registered Trademark- surgical instruments product lines. These product lines include hand-held, reusable instruments and a line of high-quality endoscopic instruments for general, plastic and gynecological surgery. We allocate these product lines to Genzyme Biosurgery. We are currently assessing which assets will be offered for sale. We also announced our intention to terminate the production of Synvisc-Registered Trademark- in Canada and sell its manufacturing facility in Pointe-Claire, Canada. We expect to complete these transactions in the second half of 2001.

                                    GCS-110

                       REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Stockholders of Genzyme Corporation:

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Genzyme Corporation and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 23, 2001

                                    GCS-111

                              GENZYME CORPORATION
                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

           COLUMN A               COLUMN B             COLUMN C            COLUMN D      COLUMN E
- -------------------------------  -----------   ------------------------   -----------   -----------
                                                      ADDITIONS
                                               ------------------------
                                 BALANCE AT    CHARGED TO    CHARGED TO                 BALANCE AT
                                  BEGINNING     COSTS AND      OTHER                      END OF
          DESCRIPTION             OF PERIOD     EXPENSES      ACCOUNTS    DEDUCTIONS      PERIOD
- -------------------------------  -----------   -----------   ----------   -----------   -----------
Year ended December 31, 2000:
  Allowance for doubtful
    accounts...................  $20,285,000   $ 4,608,000   $3,388,000(1) $ 7,570,000  $20,711,000
Year ended December 31, 1999:
  Allowance for doubtful
    accounts...................  $11,299,000   $12,775,000   $        0   $ 3,789,000   $20,285,000
Year ended December 31, 1998:
  Allowance for doubtful
    accounts...................  $ 9,731,000   $ 5,482,000   $        0   $ 3,914,000   $11,299,000

- ------------------------

(1) Reserve acquired in GelTex acquisition.

                                    GCS-112