Form 10-K, Exhibit 13
period 2000-12-31
GENZYME CORP
filed 2001-04-02
CIK 732485

                                                                    EXHIBIT 13.2

                              FINANCIAL STATEMENTS

                                GENZYME GENERAL

                       A DIVISION OF GENZYME CORPORATION

                                                              PAGE NO.
                                                              --------
Combined Selected Financial Data............................  GG-2
Management's Discussion and Analysis of Genzyme General's
  Financial Condition and Results of Operations.............  GG-6
Combined Statements of Operations--For the Years Ended
  December 31, 2000, 1999 and 1998..........................  GG-23
Combined Balance Sheets--December 31, 2000 and 1999.........  GG-24
Combined Statements of Cash Flows--For the Years Ended
  December 31, 2000, 1999 and 1998..........................  GG-25
Notes to Combined Financial Statements......................  GG-27
Report of Independent Accountants...........................  GG-57

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

                        COMBINED SELECTED FINANCIAL DATA

    These selected financial data have been derived from the audited combined financial statements of Genzyme General. You should read the following information in conjunction with Genzyme General's audited financial statements and related notes contained elsewhere in this annual report.

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

    A series of our common stock, Genzyme General Division Common Stock, (which we refer to as "Genzyme General Stock,") is designed to reflect the value and track the performance of this division. Genzyme General Stock is common stock of Genzyme Corporation, not of Genzyme General; Genzyme General is a division, not a company or legal entity, and therefore does not and cannot issue stock. The chief mechanisms intended to cause Genzyme General Stock to "track" the financial performance of Genzyme General are provisions in our charter governing dividends and distributions. Under these provisions, our charter factors the assets and liabilities and income or losses attributable to Genzyme General into the determination of the amount available to pay dividends on Genzyme General Stock.

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

    As part of the acquisition of GelTex, we acquired all of GelTex's interest in RenaGel LLC, our joint venture with GelTex. Prior to the acquisition of GelTex, we accounted for our investment in RenaGel LLC under the equity method. The financial statements found herein reflect the consolidation of RenaGel LLC into our financial statements and accounting for our purchase of GelTex's 50% interest in the joint venture using the purchase method of accounting. Because we already owned a 50% interest in RenaGel LLC, the assets of RenaGel LLC were adjusted to fair value only to the extent of the 50% interest we acquired. We intend that, as our wholly-owned subsidiary, GelTex will operate the same business it operated before the merger.

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

                  COMBINED SELECTED FINANCIAL DATA (CONTINUED)

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

COMBINED STATEMENTS OF OPERATIONS DATA

                                                      FOR THE YEARS ENDED DECEMBER 31,
                                            ----------------------------------------------------
                                              2000       1999       1998       1997       1996
                                            --------   --------   --------   --------   --------
                                                           (AMOUNTS IN THOUSANDS)
Revenues:
  Net product sales.......................  $690,027   $571,531   $509,727   $429,092   $373,769
  Net service sales.......................    61,161     57,223     55,445     55,835     61,638
  Revenues from research and development
    contracts:
    Related parties.......................       509      1,516      3,568      8,041     23,011
    Other.................................       786      5,096        579      3,400      2,310
                                            --------   --------   --------   --------   --------
      Total revenues......................   752,483    635,366    569,319    496,368    460,728
                                            --------   --------   --------   --------   --------
Operating costs and expenses:
  Cost of products sold(1)................   162,894    115,125    138,802    146,226    123,276
  Cost of services sold...................    37,879     35,637     34,240     35,451     42,889
  Selling, general and administrative.....   166,462    149,427    126,172    118,616    107,219
  Research and development (including
    research and development related to
    contracts)............................   112,792     97,746     73,139     62,905     62,276
  Amortization of intangibles.............    10,928      8,106      7,610      6,887      5,865
  Purchase of in-process research and
    development(2)........................   118,048      5,436         --         --    106,469
  Other...................................        --         --         --         --      1,000
                                            --------   --------   --------   --------   --------
      Total operating costs and
      expenses............................   609,003    411,477    379,963    370,085    448,994
                                            --------   --------   --------   --------   --------
Operating income..........................   143,480    223,889    189,356    126,283     11,734
                                            --------   --------   --------   --------   --------
Other income (expenses):
  Equity in net loss of unconsolidated
    affiliates............................   (44,965)   (37,423)   (19,739)    (5,782)    (3,656)
  Gain on affiliate sale of stock(3)......    22,689      6,683      2,369         --      1,013
  Gain on sale of investments in equity
    securities(4).........................    23,173      1,963      3,391         --      1,711
  Minority interest.......................     4,625      3,674      4,285         --         --
  Gain on sale of product line(5).........        --      8,018     31,202         --         --
  Charge for impaired investments.........        --     (5,712)    (3,397)        --         --
  Other(6)................................     5,203     14,389         --     (2,000)        --
  Investment income.......................    38,549     30,881     22,953      9,940     13,825
  Interest expense........................   (14,159)   (19,885)   (16,994)    (8,074)    (6,784)
                                            --------   --------   --------   --------   --------
      Total other income (expenses).......    35,115      2,588     24,070     (5,916)     6,109
                                            --------   --------   --------   --------   --------
  Income before income taxes..............   178,595    226,477    213,426    120,367     17,843
  Provision for income taxes..............   (92,639)   (84,400)   (80,374)   (43,725)   (28,530)
                                            --------   --------   --------   --------   --------
  Division net income (loss)..............  $ 85,956   $142,077   $133,052   $ 76,642   $(10,687)
                                            ========   ========   ========   ========   ========

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

                  COMBINED SELECTED FINANCIAL DATA (CONTINUED)

COMBINED BALANCE SHEET DATA

                                                              DECEMBER 31,
                                      ------------------------------------------------------------
                                         2000         1999         1998         1997        1996
                                      ----------   ----------   ----------   ----------   --------
                                                         (AMOUNTS IN THOUSANDS)
Cash and investments................  $  531,326   $  513,905   $  556,097   $  192,222   $169,543
Working capital.....................     438,733      487,561      381,685      273,697    340,817
Total assets........................   2,499,053    1,399,583    1,410,391      960,490    975,910
Long-term debt, capital lease
  obligations and convertible
  debt(7)...........................     455,684      272,702      357,214      118,713    224,672
Division equity.....................  $1,750,280   $1,007,614   $  939,967   $  745,895   $645,185

- ------------------------

(1) Cost of products sold for 1998 includes a $14.8 million charge to write-down excess Ceredase-Registered Trademark- enzyme inventory. Cost of products sold for 1997 includes a $18.1 million charge in connection with the discontinuance of our melatonin, bulk pharmaceuticals and fine chemicals product lines.

(2) Charges for in-process research and development were incurred in connection with the following acquisitions:

    - 2000--$118.0 million from the acquisition of GelTex;

    - 1999--$5.4 million from the acquisition of Peptimmune, Inc.; and

    - 1996--$106.4 million from the acquisition of Neozyme II Corporation.

(3) During 2000, in accordance with our policy pertaining to affiliate sales of stock, we recorded gains of $22.7 million relating to public offerings of common stock by our unconsolidated affiliate, Genzyme Trangenics Corporation. In 1999, our gain on affiliate sale of stock represents the gain on our investment in Genzyme Transgenics as a result of Genzyme Transgenics' various issuances of additional shares of its common stock.

(4) In the second quarter of 2000, we recorded a gain of $5.5 million upon the sale of a portion of our investment in Genzyme Transgenics common stock. The tax effect of this gain was fully offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. In the third quarter of 2000, we recorded a gain of $10.9 million upon the sale of a portion of our investment in Genzyme Transgenics common stock. In 2000, we also recognized a $7.6 million gain relating to our investment in Celtrix Pharmaceuticals, Inc. when it was acquired in a stock-for-stock transaction. We recorded gains of $2.0 million in 1999 and $3.4 million in 1998 upon the sales of shares of Techne Corporation common stock that we received when we sold our research products business to Techne.

(5) Gain on sale of product line in 1999 consists of $7.5 million representing the payment of a note receivable that we received as partial consideration for the sale of Genetic Design, Inc. to Laboratory Corporation of America in 1996, and $0.5 million relating to the sale of our immunochemistry business assets to an operating unit of Sybron Laboratory Products Corp. Gain on sale of product line of $31.2 million in 1998 relates to the sale of our research products business assets to Techne.

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

                  COMBINED SELECTED FINANCIAL DATA (CONTINUED)

(6) Other income in 2000 includes a $5.1 million payment received in connection with the settlement of a lawsuit. Other income in 1999 includes the receipt of a $14.4 million payment associated with the termination of our agreement to acquire Cell Genesys, Inc., net of acquisition related expenses.

(7) In 2000 consists primarily of $250.0 million in principal of our 5 1/4% convertible subordinated notes, $150.0 million of debt drawn under our revolving credit facility, and a $25.0 million capital lease obligation. In 1999 and 1998 consists primarily of $250.0 million in principal of 5 1/4% convertible subordinated notes due June 2005. In 1997 consists primarily of $100.0 million outstanding under a revolving credit facility and in 1996 consists primarily of $200.0 million outstanding under that facility.

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

    We prepare the combined financial statements of Genzyme General in accordance with generally accepted accounting principles. We present financial information and accounting policies specific to Genzyme General in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and our operating divisions taken as a whole in our consolidated financial statements. You should read our consolidated financial statements in conjunction with the combined financial statements of Genzyme General. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains a summary of our accounting policies.

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

    While Genzyme General Stock is designed to reflect Genzyme General's performance, it is common stock of Genzyme Corporation and not Genzyme General; Genzyme General is a division, not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of Genzyme General Stock have no specific rights to assets allocated to Genzyme General. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme General and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to Genzyme General. Holders of Genzyme General Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to Genzyme General are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of Genzyme General Stock and other tracking stockholders would only have the rights of common stockholders in the combined assets of Genzyme.

    Our charter requires us to manage and account for transactions between Genzyme General and our other divisions and with third parties, and any resulting reallocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our divisional management and accounting policies, which are filed as Exhibit 99.1 to this annual report. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

    In June 1999, we established Genzyme Surgical Products as a separate division of Genzyme. Genzyme General transferred $150.0 million in cash, cash equivalents and investments, and certain other assets, to Genzyme Surgical Products in connection with the creation of Genzyme Surgical Products. The business of Genzyme Surgical Products previously operated as a business unit of Genzyme General. These financial statements reflect the financial position, results of operations and cash flows allocated to Genzyme General as if the operations of Genzyme Surgical Products had been separately accounted for as its own division of the corporation for all periods presented. By excluding Genzyme Surgical Products' results of operations, and therefore its operating losses, from Genzyme General's results, the net income of Genzyme General has increased for all periods presented. Genzyme General's tax provision also increased because the tax benefits associated with Genzyme Surgical Products losses are not reflected in Genzyme General's tax provision. Although such benefits are allocated to Genzyme General Stock in the determination of Genzyme's earnings allocations, those benefits do not enter into the determination of Genzyme General's tax provision under generally accepted accounting principles.

    The impact on Genzyme General's net income of the exclusion of Genzyme Surgical Products' results of operations, through June 1999, were as follows (in thousands):

                                                                1999       1998
                                                              --------   --------
Genzyme Surgical Products net loss..........................  $48,037    $49,856
Tax benefit.................................................  (16,128)   (17,936)
                                                              -------    -------
Increase in Genzyme General's net income....................  $31,909    $31,920
                                                              =======    =======

    These increases represented 22% and 24% of Genzyme General's net income for the years ended December 31, 1999 and 1998, respectively.

    On December 18, 2000, we completed our acquisition of Biomatrix. The acquisition was structured as a merger of Biomatrix with and into one of our wholly-owned subsidiaries pursuant to an Agreement and Plan of Merger dated as of March 6, 2000, as amended. Concurrent with the completion of our acquisition of Biomatrix, we amended our charter to create Biosurgery Stock and to eliminate Surgical Products Division common stock and Genzyme Tissue Repair Division common stock. The combination reduces the segregation of assets among our divisions and reduces the number of series of our common stock outstanding. Following the merger, the tax benefits generated by Genzyme Biosurgery are being allocated to Genzyme General Stock pursuant to our management and accounting policies.

    We present earnings per share and earnings allocation data for Genzyme General Stock in our consolidated financial statements. We present financial information and accounting policies specific to Genzyme General in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and our operating divisions taken as a whole in our consolidated financial statements. You should, therefore, read this discussion and analysis of Genzyme General's financial position and results of operations in conjunction with the financial statements and related notes of Genzyme General, the discussion and analysis of Genzyme's financial position and results of operations, and the consolidated financial statements and related notes of Genzyme, all of which are included in this annual report.

RESULTS OF OPERATIONS

    The following discussion summarizes the key factors our management believes are necessary for an understanding of Genzyme General's financial statements.

    The components of Genzyme General's combined statements of operations are described in the following table:

                                                                               00/99        99/98
                                                                             INCREASE/    INCREASE/
                                                                             (DECREASE)   (DECREASE)
                                              2000       1999       1998      % CHANGE     % CHANGE
                                            --------   --------   --------   ----------   ----------
                                                 (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Total revenues............................  $752,483   $635,366   $569,319        18%         12%
Cost of products and services sold........   200,773    150,762    173,042        33%        (13)%
Selling, general and administrative.......   166,462    149,427    126,172        11%         18%
Research and development (including
  research and development related to
  contracts)..............................   112,792     97,746     73,139        15%         34%
Amortization of intangibles...............    10,928      8,106      7,610        35%          7%
Purchase of in-process research and
  development.............................   118,048      5,436         --     2,072%        N/A
                                            --------   --------   --------
    Total operating costs and expenses....   609,003    411,477    379,963        48%          8%
                                            --------   --------   --------
Operating income..........................   143,480    223,889    189,356       (36)%        18%
Other income, net.........................    35,115      2,588     24,070     1,257%        (89)%
                                            --------   --------   --------
Income before income taxes................   178,595    226,477    213,426      (21)%          6%
Provision for income taxes................   (92,639)   (84,400)   (80,374)       10%          5%
                                            --------   --------   --------
Division net income.......................  $ 85,956   $142,077   $133,052      (40)%          7%
                                            ========   ========   ========

REVENUES

                                                                               00/99        99/98
                                                                             INCREASE/    INCREASE/
                                                                             (DECREASE)   (DECREASE)
                                              2000       1999       1998      % CHANGE     % CHANGE
                                            --------   --------   --------   ----------   ----------
                                                 (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Product revenue...........................  $690,027   $571,531   $509,727       21%          12%
Service revenue...........................    61,161     57,223     55,445        7%           3%
                                            --------   --------   --------
      Total product and service revenue...   751,188    628,754    565,172       19%          11%
Research and development revenue..........     1,295      6,612      4,147      (80)%         59%
                                            --------   --------   --------
      Total revenues......................  $752,483   $635,366   $569,319       18%          12%
                                            ========   ========   ========

    The following table describes Genzyme General's product and service revenue on a segment basis:

                                                                               00/99        99/98
                                                                             INCREASE/    INCREASE/
                                                                             (DECREASE)   (DECREASE)
                                              2000       1999       1998      % CHANGE     % CHANGE
                                            --------   --------   --------   ----------   ----------
                                                 (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Product Revenue:
  Therapeutics:
    Cerezyme-Registered Trademark-/Ceredase-Registered Trademark-
    enzyme................................  $536,868   $478,538   $411,060       12%          16%
    Renagel-Registered Trademark-
    phosphate binder......................    47,891         --         --      100%         N/A
    Thyrogen-Registered Trademark-
    hormone...............................    13,709      8,300      2,585       65%         221%
    Other therapeutic products............     1,869      1,867         --       --          100%
                                            --------   --------   --------
      Total Therapeutics..................   600,337    488,705    413,645       23%          18%

  Diagnostic Products.....................    61,469     57,971     65,683        6%         (12)%
  Other...................................    28,221     24,855     30,399       14%         (18)%
                                            --------   --------   --------
      Total product revenue...............   690,027    571,531    509,727       21%          12%
Service Revenue:
  Other...................................    61,161     57,223     55,445        7%           3%
                                            --------   --------   --------
TOTAL PRODUCT AND SERVICE REVENUE.........  $751,188   $628,754   $565,172       19%          11%
                                            ========   ========   ========

THERAPEUTICS

    The increases in Genzyme General's product revenue for both the periods ended December 31, 2000 as compared to the period ended December 31, 1999 and December 31, 1999 as compared to December 31, 1998, were primarily due to increased sales of Cerezyme-Registered Trademark- enzyme. The increases were attributable to Genzyme General's continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure that resulted in increased international sales. In addition, Genzyme General continues to market Ceredase-Registered Trademark- enzyme for the treatment of Gaucher disease, although it has successfully converted virtually all Gaucher disease patients to a treatment regimen using Cerezyme-Registered Trademark- enzyme.

    Genzyme General's results of operations are highly dependent upon sales of Cerezyme-Registered Trademark- enzyme. Consequently, a reduction in revenue from sales of this product would adversely affect its results of operations.

    The following table provides information regarding the change in sales of Genzyme General's Gaucher disease therapies as a percentage of total product revenue during the periods presented:

                                                                               00/99        99/98
                                                                             INCREASE/    INCREASE/
                                                                             (DECREASE)   (DECREASE)
                                              2000       1999       1998      % CHANGE     % CHANGE
                                            --------   --------   --------   ----------   ----------
                                                 (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Sales of Cerezyme-Registered Trademark-
  enzyme and
  Ceredase-Registered Trademark- enzyme...  $536,868   $478,538   $411,060       12%          16%
% of total product revenue................        78%        84%        81%

    Although sales of Genzyme General's Gaucher disease therapies continue to increase, the decline as a percentage of total product revenue is a trend we expect will continue in 2001. We expect that growth in the sales of Renagel-Registered Trademark- phosphate binder (sevelamer hydrochloride) will increase substantially in 2001, driven primarily by the accelerating adoption of the product by nephrologists worldwide, coupled with an increase in prescribed dosage levels.

    Genzyme General began recording revenues from Renagel-Registered Trademark-phosphate binder during the second quarter of 2000 under an amended distribution arrangement with GelTex, who we have since acquired. Revenues from Renagel-Registered Trademark- phosphate binder were previously recorded by the joint venture. Renagel-Registered Trademark- phosphate binder is used to reduce serum phosphorus levels in patients with end-stage renal disease on dialysis. Revenues from sales of Renagel-Registered Trademark- phosphate binder include sales of Renagel-Registered Trademark- capsules and the new tablet formulation, which was launched in the United States in September 2000.

    Therapeutics revenues include sales of Thyrogen-Registered Trademark-hormone, which is an adjunctive diagnostic tool for well differentiated thyroid cancer. Revenues for Thyrogen-Registered Trademark- hormone increased in the period ended December 31, 2000 due primarily to increased market penetration. We commenced commercial sales of Thyrogen-Registered Trademark- hormone in January 1999.

DIAGNOSTIC PRODUCTS

    The increase in diagnostic products revenue for the period ended
December 31, 2000 as compared to the period ended December 31, 1999 resulted primarily from increases in sales of HDL and LDL cholesterol testing products. This increase more than offset the decrease in diagnostic products revenue for the period ended December 31, 1999 as compared to the period ended December 31, 1998, which reflected the sale of the research products business to Techne Corporation in July 1998 and the sale of our immunochemistry (e.g., bioreagent and ELISA) product lines to an operating unit of Sybron Laboratory Products Corp. in July 1999. Diagnostic product revenue includes royalties on product sales by Techne's biotechnology group.

OTHER

    The increases in other revenue for both periods ended December 31, 2000 as compared to December 31, 1999 and December 31, 1999 as compared to December 31, 1998, were primarily attributable to increases in genetic testing services. Other revenue also includes revenue generated from the sale of lipids, peptides and liquid crystals for drug delivery.

INTERNATIONAL PRODUCT AND SERVICE REVENUE

    A substantial portion of Genzyme General's revenue was generated outside of the United States, as described in the following table. These revenues were attributable primarily to sales of Cerezyme-Registered Trademark- enzyme. The increases for both the periods ended December 31, 2000 as compared to December 31, 1999 and December 31, 1999 as compared to December 31, 1998 were primarily attributable to Genzyme General's continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure that resulted in increased international sales.

                                                                               00/99        99/98
                                                                             INCREASE/    INCREASE/
                                                                             (DECREASE)   (DECREASE)
                                              2000       1999       1998      % CHANGE     % CHANGE
                                            --------   --------   --------   ----------   ----------
                                                 (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
International product and service
  revenue.................................  $314,914   $273,851   $248,363       15%          10%
% of total product and service revenue....        42%        44%        44%

MARGINS

                                                                               00/99        99/98
                                                                             INCREASE/    INCREASE/
                                                                             (DECREASE)   (DECREASE)
                                              2000       1999       1998      % CHANGE     % CHANGE
                                            --------   --------   --------   ----------   ----------
                                                 (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Product margin............................  $527,133   $456,406   $370,925       15%          23%
  % of product revenue....................        76%        80%        73%
Service margin............................    23,282     21,586     21,205        8%           2%
  % of service revenue....................        38%        38%        38%
Total gross margin........................   550,415    477,992    392,130       15%          22%
  % of total product and service
  revenue.................................        73%        76%        69%

    Genzyme General provides a broad range of healthcare products and services. As a result, Genzyme General's gross margin varies significantly based on the category of product or service. Sales of therapeutic products, including Cerezyme-Registered Trademark- enzyme, typically result in higher margins than sales of diagnostic products.

PRODUCT MARGIN:

    Product margin for both the periods continued to increase primarily as a result of increased sales of Cerezyme-Registered Trademark- enzyme in both 2000 and 1999 and Renagel-Registered Trademark- phosphate binder in 2000. While this trend continued, the decrease in product margin as a percentage of product revenue for the period ended December 31, 2000 was attributable to the addition of Renagel-Registered Trademark- phosphate binder, a lower margin product. In addition, in the fourth quarter of 2000 Genzyme General recorded a $1.5 million credit to cost of products sold as a result of a reduction in a royalty liability to a collaborator. This credit was taken when it became apparent that, based on the contractual terms and timing of certain events, we would not be required to pay that portion of the royalty obligation. The increase in product margin as a percentage of product revenue for the period ended December 31, 1999 resulted from increased efficiency and process improvements in manufacturing Cerezyme-Registered Trademark- enzyme.

    During 1998, Genzyme General recorded a $14.8 million charge to cost of products sold to write down excess inventory used to make
Ceredase-Registered Trademark- enzyme. Without the effect of this charge, Genzyme General's product margin for 1998 would have been 76% and its total gross margin during that period would have been 72%.

SERVICE MARGIN:

    Service margin for both periods ended December 31, 2000 as compared to December 31, 1999 and December 31, 1999 as compared to December 31, 1998, continued to increase primarily as a result of increased sales of our DNA and cancer testing services. While this trend continued, service margin as a percentage of service revenue for both periods remained flat as the cost of services sold increased at a rate comparable to the increase in service revenue.

OPERATING EXPENSES

    The increase in selling, general and administrative expenses for the period ended December 31, 2000 as compared to the period ended December 31, 1999 is primarily related to:

    - increased staffing to support the growth in several of Genzyme General's product lines, including Renagel-Registered Trademark- phosphate binder; and

    - increased expenditures to support the increased sales of Cerezyme-Registered Trademark- enzyme and Thyrogen-Registered Trademark-hormone.

    The increase in selling, general and administrative expenses for the period ended December 31, 1999 as compared to the period ended December 31, 1998 is related to:

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

    In the fourth quarter of 2000, Genzyme General reversed $2.6 million of our allowance for bad debt, much of which had been accrued during 2000. This reversal was made due to changes in circumstances regarding, and estimates for, certain domestic and foreign receivables. The increase in research and development expense for the period ended December 31, 2000 as compared to the period ended December 31, 1999 is primarily related to:

    - a charge of $19.5 million during the first quarter of 2000 for the initial amounts payable to Synpac (North Carolina), Inc. under a license agreement granted to us by Synpac to develop and commercialize a human alpha-glucosidase enzyme replacement therapy for Pompe disease, offset by a $10.3 million research and development reimbursement from Pharming Group, N.V.

    - a charge of $2.0 million in the third quarter of 2000, representing the 15% premium to the market price that we paid for ordinary shares of Cambridge Antibody Technology Group plc concurrently with entry into a strategic alliance to develop and commercialize human monoclonal antibodies directed against TGF-beta ;

    - increased spending on our program to develop
      Fabrazyme-Registered Trademark- enzyme for the treatment of Fabry disease;

    - increased costs in connection with the operations of ATIII LLC, our consolidated joint venture with Genzyme Transgenics Corporation to develop and commercialize recombinant human antithrombin III; and

    - increased spending in our cell and gene therapy programs.

    The increase in research and development expense for the period ended December 31, 1999 as compared to the period ended December 31, 1998 is a result of:

    - increased costs for the program to develop transgenic recombinant humanantithrombin III, which is conducted through our consolidated joint venture, ATIII LLC, discussed in "--Minority Interest" below;

    - increased spending on Genzyme General's program to develop
      Fabrazyme-Registered Trademark- enzyme for the treatment of Fabry disease; and

    - increased spending on Genzyme General's cell and gene therapy programs.

    In the fourth quarter of 1998, Genzyme General began amortizing a milestone payment that it made to GelTex upon FDA approval of Renagel-Registered Trademark- capsules. As a result, amortization of intangibles increased slightly during 1999 as compared to 1998.

PURCHASE OF IN-PROCESS RESEARCH AND DEVELOPMENT

    In connection with the purchase of GelTex, Genzyme General allocated approximately $118.0 million of the purchase price to in-process research and development, or IPR&D. Although management ultimately is responsible for determining the fair value of the acquired IPR&D, we engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired.

    The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached technological feasibility. The discount rates used were consistent with the risks of each project, and ranged from 35% to 40%. In estimating future cash flows, management considered other tangible and intangible assets, including core technology, required for successful exploitation of the technology resulting from each purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased research and development was the amount attributable to the efforts of GelTex up to the time of acquisition. This amount was estimated through application of the "stage of completion" calculation, which calculation involves multiplying total estimated revenue for IPR&D by the percentage of completion of each purchased research and development project at the time of acquisition.

    The significant assumptions underlying the valuations included potential revenues, costs of completion, the timing of product approvals and the selection of appropriate probability of success and discount rate. None of the GelTex IPR&D projects had reached technological feasibility at the date of acquisition, nor did they have any alternative future use. Consequently, in accordance with generally accepted accounting principles, the amount allocated to IPR&D was charged as an expense in Genzyme General's financial statements for the year ended December 31, 2000. Genzyme General is amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from five years to 15 years.

    Below is a brief description of the IPR&D projects, including an estimation of when management believes Genzyme General may realize revenues from the sale of these products in the respective application:

                                                                                         ESTIMATED
                                                                            VALUE AT        TO
                                                                           ACQUISITION     COST
                                                                              DATE       COMPLETE
                                                                               (IN          (IN
PROGRAM                    PROGRAM DESCRIPTION      DEVELOPMENT STATUS      MILLIONS)    MILLIONS)
- -------                  -----------------------  -----------------------  -----------   ---------
Renagel-Registered Trademark- Non-absorbed polymer     - Clinical studies    $ 19.7       $ 20.0
  phosphate binder       phosphate binder for           scheduled for
                         the treatment of               completion in
                         hyperphosphatemia              2002, 2003 and
                                                        2004

C. DIFFICILE Colitis     Program to develop a         - Phase 2 studies        37.4         37.0
                         toxin-binding polymer          initiated in 2000
                         for the treatment and        - Approval to
                         prevention of                  market this
                         antibiotic induced C.          product in the
                         DIFFICILE colitis              U.S. is expected
                                                        by 2005

Oral Mucositis           Focuses on the               - IND expected to        17.8         25.0
                         development of a               be filed in the
                         topical mouth rinse            fourth quarter of
                         that combines barrier          2001
                         material and                 - Product launch
                         antimicrobial polymers         expected in 2006
                         to create an anti-
                         infective mechanism
                         against oral mucositis,
                         a common side effect of
                         radiation therapy and
                         chemotherapy

DENSPM                   Focuses on the               - Phase 1 safety          3.4         30.0
                         development of a               and dose-ranging
                         compound for the               studies scheduled
                         treatment of mild to           for 2001
                         moderate psoriasis           - Product launch is
                                                        anticipated in
                                                        2005

Iron Chelation           Focuses on the               - Expect to file an  15.7          31.0
                         prevention and                 IND in 2001
                         treatment of                 - Expected product
                         transfusional or               launch in 2006
                         hereditary iron
                         overload

                                                                                         ESTIMATED
                                                                            VALUE AT        TO
                                                                           ACQUISITION     COST
                                                                              DATE       COMPLETE
                                                                               (IN          (IN
PROGRAM                    PROGRAM DESCRIPTION      DEVELOPMENT STATUS      MILLIONS)    MILLIONS)
- -------                  -----------------------  -----------------------  -----------   ---------
Anti-Obesity             Builds on GelTex's           - Expect to file an      17.8         39.0
                         expertise in non-              IND early in 2002
                         absorbed polymers and        - Expected product
                         focuses on the                 launch in 2006
                         development of a
                         compound that will
                         inhibit lipase and bind
                         fat

GT102-279                Second generation            - Completion of           6.2        N/A(1)
                         lipid-lowering compound        clinical studies
                         with attributes of             expected in late
                         GelTex's WelChol-TM-           2003 with product
                         lipid lowering agent,          launch in 2004
                         but requires 50% fewer
                         tablets.
                                                                             ------       ------

                                                                             $118.0       $182.0
                                                                             ======       ======

- ------------------------

(1)  Future development costs will be funded by our collaborator partner

    In 1999, we acquired Peptimmune, Inc., a privately held company whose lead development program was a preclinical research stage program focused on a treatment for pemphigus vulgaris, a rare genetic disease, and allocated it to Genzyme General. Because the technology acquired had narrow utility and no application to our ongoing programs, we considered it to have no alternative future use. As a result, we allocated $5.4 million of the purchase price to in-process technology. We recorded this amount as a one-time charge to operations in 1999.

    We record our expenses related to the development of the acquired technology as research and development expense until the time at which it reaches technological feasibility. Given the inherent risk in developing early-stage biotechnology products, we may never demonstrate the feasibility of that technology. For more information about these risks, you should read the subsection "--Factors Affecting Future Operating Results" below. In addition, given the history of consolidation in the biotechnology industry, we expect that we will probably complete additional acquisitions in the future. Some of these acquisitions will probably result in a further investment by us in in-process technology.

    As of December 31, 2000, the technological feasibility of the above projects had not yet been reached and no significant departures from the assumptions included in the valuation analysis had occurred. Substantial additional research and development will be required prior to reaching technological feasibility. In addition, each product needs to successfully complete a series of clinical trials and to receive FDA or other regulatory approval prior to commercialization. There can be no assurance that these projects will ever reach feasibility or develop into products that can be marketed profitably, nor can there be assurance Genzyme General will be able to develop and commercialize these products before its competitors. If these products are not successfully developed and do not become commercially viable, our results of operations could be materially affected.

OTHER INCOME AND EXPENSES

                                                                                00/99        99/98
                                                                              INCREASE/    INCREASE/
                                                                              (DECREASE)   (DECREASE)
                                               2000       1999       1998      % CHANGE     % CHANGE
                                             --------   --------   --------   ----------   ----------
                                                  (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Equity in net loss of unconsolidated
  affiliates...............................  $(44,965)  $(37,423)  $(19,739)         20%       90%
Gain on affiliate sale of stock............    22,689      6,683      2,369         240%      182%
Gain on sale of investments in equity
  securities...............................    23,173      1,963      3,391       1,080%      (42)%
Minority interest in net loss of
  subsidiary...............................     4,625      3,674      4,285          26%      (14)%
Gain on sale of product line...............        --      8,018     31,202        (100)%     (74)%
Charge for impaired investments............        --     (5,712)    (3,397)       (100)%      68%
Other......................................     5,203     14,389         --         (64)%     N/A
Investment income..........................    38,549     30,881     22,953          25%       35%
Interest expense...........................   (14,159)   (19,885)   (16,994)        (29)%      17%
                                             --------   --------   --------
    Total other income, net................  $ 35,115   $  2,588   $ 24,070       1,257%      (89)%
                                             ========   ========   ========

EQUITY IN NET LOSS OF UNCONSOLIDATED AFFILIATES:

    Genzyme General records in equity in net loss of unconsolidated affiliates its portion of the results of its joint ventures with GelTex, BioMarin Pharmaceutical Inc., Pharming and Diacrin, Inc. Genzyme General also records a portion of the results of Genzyme Transgenics in equity in net loss of unconsolidated affiliates.

    Genzyme General's equity in net loss of unconsolidated affiliates increased in both the years ended December 31, 2000 as compared to December 31, 1999 and December 31, 1999 as compared to December 31, 1998 as a result of:

    - increased losses from RenaGel LLC, our joint venture with GelTex to develop and commercialize Renagel-Registered Trademark- capsules and tablets;

    - increased losses from our joint venture with BioMarin to develop and commercialize Aldurazyme-TM- enzyme for the treatment of mucopolysaccharidosis-I, which was formed in September 1998;

    - increased losses from our joint ventures with Pharming to develop a therapy for Pompe disease;

    - the reallocation of our joint venture with Diacrin from Genzyme Biosurgery to Genzyme General in May 1999; and

    - increased losses from Genzyme Transgenics.

GAIN ON AFFILIATE SALE OF STOCK

    In February 2000, Genzyme Transgenics, an unconsolidated affiliate, completed an offering of 4.0 million shares of Genzyme Transgenics common stock, resulting in net proceeds to Genzyme Transgenics of $75.0 million after the exercise of the underwriter overallotment option. In accordance with our policy pertaining to affiliate sales of stock, Genzyme General recognized a gain of $20.3 million and recorded a net deferred tax expense of $3.9 million in the first quarter of 2000. The deferred tax expense is net of a $3.4 million credit for the reversal of the valuation allowance on a deferred tax asset. In September 2000, Genzyme General recorded an additional gain of $2.4 million on our investment in Genzyme Transgenics as a result of the issuance of additional shares of common stock by Genzyme Transgenics.

    Genzyme General recorded a $6.7 million gain in 1999 and a $2.4 million gain in 1998. The issuance of additional shares by Genzyme Transgenics in 1999 reduced our ownership interest in Genzyme Transgenics from 40% to 33%. The issuance of additional shares by Genzyme Transgenics in 1998 reduced our ownership interest in Genzyme Transgenics from 43% to 40%. As of December 31, 2000, our ownership interest in Genzyme Transgenics was 26% as compared to 33% as of December 31, 1999.

GAIN ON SALE OF INVESTMENTS IN EQUITY SECURITIES

    In June 2000, Genzyme General recorded a gain of $5.5 million upon the sale of a portion of our investment in Genzyme Transgenics common stock. During the second quarter of 2000, the tax effect of this gain was fully offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. In the third and fourth quarters of 2000, Genzyme General recorded gains of $10.9 million and $1.3 million, respectively, upon additional sales of portions of our investment in Genzyme Transgenics common stock.

    In June 2000, Celtrix Pharmaceuticals, Inc. was acquired by Insmed Pharmaceuticals Inc. At that time, our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock. We recognized a $7.6 million gain upon this exchange in the second quarter of 2000.

    Genzyme General recorded gains of $2.0 million in January 1999 and $3.4 million in December 1998 upon the sales of shares of Techne Corporation common stock that it received when it sold its research products business to Techne Corporation.

MINORITY INTEREST IN NET LOSS OF SUBSIDIARY

    Due to our combined direct and indirect ownership interest in ATIII LLC, Genzyme General consolidates the results of ATIII LLC and records Genzyme Transgenics' portion of the losses of that joint venture as minority interest. Minority interest for both periods increased due to increased losses incurred by ATIII LLC.

    In 1998, we formed ATIII LLC, a joint venture with Genzyme Transgenics for the development and commercialization of transgenic recombinant human antithrombin III. The collaboration agreement provides that Genzyme General fund 70% of the first $33.0 million in development costs, excluding facility costs, under this program, 50% of all development costs thereafter and 50% of all new facility costs incurred by ATIII LLC. However, under an interim funding agreement, Genzyme General shared the costs of this program incurred between January 1, 2001 and February 2, 2001 equally with Genzyme Transgenics. Under this agreement, Genzyme Transgenics is funding 100% of the costs incurred between February 3, 2001 and April 30, 2001 unless the agreement is terminated sooner. All profits of ATIII LLC will be split equally; losses are allocated based on the amount of funding provided by each venturer. Because Genzyme General's combined direct and indirect interest in ATIII LLC is in excess of 50%, it consolidates the results of ATIII LLC and records Genzyme Transgenics' portion of the ATIII LLC's losses as minority interest. In 2000, ATIII LLC had losses of $14.8 million, of which Genzyme Transgenics' portion was $4.6 million. ATIII LLC had losses of $12.2 million in 1999, of which Genzyme Transgenics' portion was $3.7 million. In 1998, ATIII LLC had losses of $12.0 million, of which Genzyme Transgenics' portion was $4.3 million.

GAIN ON SALE OF PRODUCT LINE

    There were no product line sales transacted during the year ended December 31, 2000.

    In July 1999, Genzyme General recorded a gain of $0.5 million in connection with the sale of its immunochemistry product lines to an operating unit of Sybron Laboratory Products Corporation.

    In June 1999, Genzyme General recorded a gain of $7.5 million representing the receipt of a payment of a note receivable that it received as partial consideration for the sale of Genetic Design in 1996. Genzyme General had previously fully reserved the amount of this note because it considered the repayment of the note to be uncertain.

    In July 1998, Genzyme General recorded a gain of $31.2 million in connection with the sale of its research products business to Techne.

CHARGE FOR IMPAIRED INVESTMENTS

    There were no impairment charges for investments allocated to Genzyme General during the year ended December 31, 2000.

    Genzyme General recorded a $5.7 million charge in 1999 in connection with its investments in the common stock of Pharming and IntegraMed America, Inc., and a $3.4 million charge in 1998 in connection with its investment in the common stock of Celtrix because we considered the decline in the value of those investments to be other than temporary.

    In connection with these assessments, we concluded that substantial evidence existed that the value of the investments would recover to at least its cost. This evidence included:

    - continued positive progress in the issuers' scientific programs;

    - ongoing activity in Genzyme General's collaborations with the issuer; and

    - a lack of any substantial company-specific adverse events causing the declines in value.

However, given the significance and duration of the declines as of the end of the applicable quarter, we concluded that it was unclear over what period any price recoveries would take place and that, accordingly, the positive evidence suggesting that the investments would recover to at least Genzyme General's purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of these investments.

OTHER

    In December 2000, Genzyme General recorded a $2.1 million charge in connection with our uncertainty in collecting a note receivable that we issued in May 1999 to a strategic collaborator. We concluded that collectibility was uncertain as a result of the FDA's ruling to deny approval of the collaborator's New Drug Application for a key product. The ruling has subsequently resulted in the collaborator announcing that it will be taking steps to reserve cash by reducing its workforce and other operating expenses.

    In April 2000, Genzyme General received net proceeds of approximately $5.1 million in connection with the settlement of a lawsuit. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase-Registered Trademark- enzyme at a fill facility operated by a contractor to Genzyme General.

    In December 1999, Genzyme General recorded a net gain of $14.4 million upon receipt of a payment associated with the termination of an agreement to acquire Cell Genesys.

INVESTMENT INCOME

    The increase in investment income for both the years ended December 31, 2000 as compared to December 31, 1999 and December 31, 1999 as compared to December 31, 1998 was primarily attributable to higher average cash and investment balances. The increase in cash balances was partially attributable to the May 1998 issuance of $250.0 million in principal of 5 1/4% convertible subordinated notes coupled with increased cash generated from operations for the last three periods.

INTEREST EXPENSE

    The decrease in interest expense for the year ended December 31, 2000 as compared to the year ended December 31, 1999 is the result of our November 1999 repayment of $82.0 million outstanding under our revolving credit facility, which had been allocated to Genzyme General.

    The increase in interest expense for the year ended December 31, 1999 as compared to the year ended December 31, 1998 is primarily the result of the issuance of the $250.0 million in principal of our 5 1/4% convertible subordinated notes.

TAX PROVISION

                                                                               00/99        99/98
                                                                             INCREASE/    INCREASE/
                                                                             (DECREASE)   (DECREASE)
                                              2000       1999       1998      % CHANGE     % CHANGE
                                            --------   --------   --------   ----------   ----------
                                                 (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Provision for income taxes................  $(92,639)  $(84,400)  $(80,374)      10%           5%
Effective tax rate before certain
  charges.................................        31%        36%        38%
Effective tax rate........................        44%        37%        38%

    Genzyme General's tax rates for all periods vary from the U.S. statutory tax rate as a result of its:

    - share of losses of foreign subsidiaries and unconsolidated affiliates with no current tax benefit;

    - provision for state income taxes;

    - use of a foreign sales corporation;

    - nondeductible amortization of intangibles; and

    - use of tax credits.

Genzyme General's 2000 effective tax rate was adversely impacted by charges for purchased in-process research and development resulting from our acquisition of GelTex in December 2000.

LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 2000, Genzyme General's cash, cash-equivalents, and short- and long-term investments increased $17.4 million to $531.3 million as compared to $513.9 million at December 31, 1999.

    Genzyme General generated $244.3 million in cash from operations for the year ended December 31, 2000 as compared to $284.8 million for the year ended December 31, 1999.

    Genzyme General's investing activities utilized $424.7 million for the year ended December 31, 2000 as compared to $192.7 million for the year ended December 31, 1999. Investing activities in 2000 include:

    - $447.5 million of cash used to fund the acquisition of GelTex in December 2000;

    - $72.6 million of cash used to fund capital expenditures; and

    - $23.5 million of cash used to fund Genzyme General's investments in joint ventures.

The foregoing amounts were offset by:

    - the sale of a portion of our investments in equity securities that provided $33.1 million in cash, of which $14.9 million represented the net proceeds from the sale of a portion of our investment in Genzyme Transgenics common stock;

    - the net of investment purchases and sales that provided $106.6 million in cash.

    During the year ended December 31, 2000, Genzyme General was allocated $85.3 million in cash from exercises of options to purchase shares of Genzyme General Stock and issuances of Genzyme General Stock under our employee stock purchase plan.

    Genzyme General, together with our other operating divisions, has access to our $500.0 million revolving credit facility, $150.0 million of which matures in December 2001 and $350.0 million of which matures in December 2003. At
December 31, 2000, $18.0 million was outstanding under the facility that matures in December 2001. In addition, $350.0 million was outstanding under the facility that matures in December 2003, $150.0 million of which was allocated to Genzyme General in connection with the financing of a portion of the cash component of the GelTex merger consideration. Borrowings under this facility bear interest at LIBOR plus a margin.

    At December 31, 2000, $15.0 million of Genzyme General's cash remained available to Genzyme Molecular Oncology under a $30.0 million interdivisional financing arrangement with Genzyme General. In April 2000, Genzyme Molecular Oncology drew $15.0 million in cash under this arrangement in exchange for 676,254 Molecular Oncology designated shares. Molecular Oncology designated shares are shares of Molecular Oncology stock that are created when cash or other assets are transferred from Genzyme General to Genzyme Molecular Oncology. The proceeds from the sale of these shares will be allocated to Genzyme General.

    At December 31, 2000, $10.0 million of Genzyme General's cash remained available to Genzyme Biosurgery under a $20.0 million interdivisional financing arrangement with Genzyme General. This arrangement was assumed by Genzyme Biosurgery from Genzyme Tissue Repair upon the formation of Genzyme Biosurgery in December 2000. In March and September 2000, Genzyme Tissue Repair made
$5.0 million draws under this arrangement in exchange for an aggregate of 1,692,657 Genzyme Tissue Repair designated shares. Upon the formation of Genzyme Biosurgery, these shares were converted into 567,379 Biosurgery designated shares. Biosurgery designated shares are shares of Biosurgery Stock that are created when cash or other assets are transferred from Genzyme General to Genzyme Biosurgery. The proceeds from the sale of these shares will be allocated to Genzyme General.

    We believe that Genzyme General's available cash, investments and cash flows from operations will be sufficient to fund its planned operations and capital requirements for the foreseeable future. Although Genzyme General currently has substantial cash resources and positive cash flow, it intends to use substantial portions of its available cash for:

    - product development and marketing;

    - expanding facilities;

    - working capital; and

    - strategic business initiatives.

Genzyme General's cash reserves may be further reduced to pay principal and interest on the following debt that has been allocated to Genzyme General:

    - $21.2 million in principal under our 5% convertible subordinated debentures that mature in August 2003 and are convertible into shares of Genzyme General Stock; and

    - $250.0 million in principal under our 5 1/4% convertible subordinated notes that mature in June 2005 and are convertible into shares of Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock.

If Genzyme General uses cash to pay or redeem all or a portion of this debt, including the principal and interest due on it, its cash reserves will be diminished. In addition, Genzyme General's cash resources will be reduced to the extent that the liabilities of Genzyme Molecular Oncology or Genzyme Biosurgery affect our consolidated results of operations.

    To satisfy these and other commitments, we may have to obtain additional financing for Genzyme General. We cannot guarantee that we will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on favorable terms.

NEW ACCOUNTING PRONOUNCEMENTS, EURO AND MARKET RISK

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

GENZYME GENERAL IS SUBSTANTIALLY DEPENDENT UPON SALES OF
  CEREZYME-REGISTERED TRADEMARK- ENZYME.

    Genzyme General derives a majority of its revenue from sales of Cerezyme-Registered Trademark- enzyme, our enzyme-replacement therapy for the treatment of Gaucher disease. Accordingly, the risks described above under "--Risks Related to Genzyme--A reduction in revenue from sales of products that treat Gaucher disease would have an adverse effect on our business" are particularly important in considering an investment in Genzyme General Stock or in a security that is convertible or exchangeable for Genzyme General Stock.

SALES OF RENAGEL-REGISTERED TRADEMARK- PHOSPHATE BINDER MAY NOT INCREASE.

    We encourage you to read the material under "--Risks Related to Genzyme-- Our ability to significantly increase sales of Renagel-Registered Trademark-brand phosphate binder will substantially determine whether and how quickly our acquisition of GelTex improves our future earnings growth". That material describes the factors on which the commercial success of Renagel-Registered Trademark- phosphate binder depends.

WE MAY NOT SUCCESSFULLY COMMERCIALIZE GENZYME GENERAL'S PRODUCT CANDIDATES.

    Genzyme General is developing or collaborating on the development of treatments for Fabry disease, mucopolysaccharidosis I (MPS I) disease, and Pompe disease, among others. Our ability to secure regulatory approvals for marketing these product candidates is highly uncertain, as is our ability to successfully commercialize those that receive regulatory approvals. Because the commercial success of these product candidates will substantially determine future revenue and profit growth at Genzyme General, we encourage you to review the factors described under "--Risks Related to Genzyme" for details regarding risks that characterize commercialization of our biotechnology product candidates.

GENZYME GENERAL MAY NOT BE ABLE TO SUCCESSFULLY COMMERCIALIZE
  THYROGEN-REGISTERED TRADEMARK- HORMONE.

    In January 1999, Genzyme General launched U.S. sales of
Thyrogen-Registered Trademark- recombinant thyroid stimulating hormone used to diagnose thyroid cancer. The commercial success of Thyrogen-Registered Trademark- hormone will depend on a number of factors, including:

    - regulation by the FDA;

    - our ability to obtain regulatory approvals in foreign countries;

    - the development and commercial success of competitive products; and

    - the availability of reimbursement from third-party payers.

Genzyme General cannot be sure that market penetration of Thyrogen-Registered Trademark- hormone will increase.

IF GENZYME GENERAL'S STRATEGIC ALLIANCES TO DEVELOP AND COMMERCIALIZE ITS PRODUCTS ARE UNSUCCESSFUL, GENZYME GENERAL'S EARNINGS GROWTH WILL BE LIMITED.

    Several of Genzyme General's strategic initiatives involve alliances with other biotechnology companies. These include:

    - an agreement with Biogen, Inc. for the marketing of AVONEX-Registered Trademark- (Interferon beta1a), Biogen's treatment for relapsing forms of multiple sclerosis, in Japan following regulatory approval;

    - a joint venture with BioMarin Pharmaceutical Inc. for the development and commercialization of alpha-L-iduronidase for the treatment of the lysosomal storage disorder known as mucopolysaccharidosis I;

    - a strategic alliance with Pharming Group N.V. for the development and commercialization of human alpha-glucosidase produced using a Chinese hamster ovary cell line for the treatment of Pompe disease; and

    - a joint venture with Diacrin, Inc. to develop and commercialize products and processes using porcine fetal cells for the treatment of Parkinson's disease.

    Genzyme General plans to enter into additional alliances in the future. The success of many of these arrangements is largely dependent on technology and other intellectual property contributed by Genzyme General's strategic partners to the alliances or the resources, efforts and skills of Genzyme General's partners. Genzyme General's strategic partners may:

    - terminate their agreements and Genzyme General's access to the underlying intellectual property;

    - fail to devote significant financial or other resources to the alliances and thereby significantly hinder or delay development, manufacturing or commercialization activities; and

    - fail to successfully develop or commercialize any products.

    If any of these alliances are terminated and Genzyme General loses access to the underlying intellectual property, or if Genzyme General and its partners are unable to successfully develop or commercialize products, Genzyme General's future earnings' growth potential will be limited.

SUBSEQUENT EVENT

    In March 2001, Genzyme General announced its preliminary analysis of results from the phase 2 trial of NeuroCell-TM--PD, a treatment for Parkinson's disease. We are developing NeuroCell-TM--PD with Diacrin. Based on the results of the trial and the need for additional analysis of those results, a Phase 3 clinical study of NeuroCell-TM--PD will not be initiated before June 30, 2001. As a result, Genzyme General, at its election, may require Genzyme Biosurgery to repay Genzyme General $20 million of the $25 million Genzyme Biosurgery received from Genzyme General in connection with the transfer to Genzyme General of Genzyme Biosurgery's interest in the joint venture. This refund, together with accrued interest at 13.5% per year, will be due within 90 days of receipt of Genzyme General's election. The payment may be made in cash, Biosurgery designated shares, or a combination of both, at Genzyme Biosurgery's option.

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

                       COMBINED STATEMENTS OF OPERATIONS

                                                                   FOR THE YEARS ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Revenues:
  Net product sales.........................................  $690,027   $571,531   $509,727
  Net service sales.........................................    61,161     57,223     55,445
  Revenue from research and development contracts:
    Related parties.........................................       509      1,516      3,568
    Other...................................................       786      5,096        579
                                                              --------   --------   --------
      Total revenues........................................   752,483    635,366    569,319
                                                              --------   --------   --------
Operating costs and expenses:
  Cost of products sold.....................................   162,894    115,125    138,802
  Cost of services sold.....................................    37,879     35,637     34,240
  Selling, general and administrative.......................   166,462    149,427    126,172
  Research and development (including research and
    development relating to contracts)......................   112,792     97,746     73,139
  Amortization of intangibles...............................    10,928      8,106      7,610
  Purchase of in-process research and development...........   118,048      5,436         --
                                                              --------   --------   --------
      Total operating costs and expenses....................   609,003    411,477    379,963
                                                              --------   --------   --------
Operating income............................................   143,480    223,889    189,356
                                                              --------   --------   --------
Other income (expenses):
  Equity in net loss of unconsolidated affiliates...........   (44,965)   (37,423)   (19,739)
  Gain on affiliate sale of stock...........................    22,689      6,683      2,369
  Gain on sale of investments in equity securities..........    23,173      1,963      3,391
  Minority interest in net loss of subsidiary...............     4,625      3,674      4,285
  Gain on sale of product line..............................        --      8,018     31,202
  Charge for impaired investments...........................        --     (5,712)    (3,397)
  Other.....................................................     5,203     14,389         --
  Investment income.........................................    38,549     30,881     22,953
  Interest expense..........................................   (14,159)   (19,885)   (16,994)
                                                              --------   --------   --------
      Total other income....................................    35,115      2,588     24,070
                                                              --------   --------   --------
Income before income taxes..................................   178,595    226,477    213,426
Provision for income taxes..................................   (92,639)   (84,400)   (80,374)
                                                              --------   --------   --------
Division net income.........................................  $ 85,956   $142,077   $133,052
                                                              ========   ========   ========

Comprehensive income, net of tax:
  Division net income.......................................  $ 85,956   $142,077   $133,052
  Other comprehensive income (loss), net of tax:
    Foreign currency translation adjustments................   (14,236)   (14,883)     7,681
    Unrealized gains (losses) on securities:
      Unrealized gains (losses) arising during the period...    15,434     26,785     (6,059)
      Reclassification adjustment for (gains) losses
        included in division net income.....................    (3,512)     2,092      2,100
                                                              --------   --------   --------
    Unrealized gains (losses) on securities, net............    11,922     28,877     (3,959)
                                                              --------   --------   --------
  Other comprehensive income (loss).........................    (2,314)    13,994      3,722
                                                              --------   --------   --------
Comprehensive income........................................  $ 83,642   $156,071   $136,774
                                                              ========   ========   ========

    The accompanying notes are an integral part of these combined financial statements.

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

                            COMBINED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
                                                              (AMOUNTS IN THOUSANDS)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $  135,841   $   94,523
  Short-term investments....................................      96,644      214,240
  Accounts receivable, net..................................     165,911      141,949
  Inventories...............................................     108,767       84,384
  Prepaid expenses and other current assets.................      28,012       17,632
  Due from Genzyme Molecular Oncology.......................       4,660        3,793
  Due from Genzyme Biosurgery...............................      18,645        7,089
  Deferred tax assets--current..............................      46,836       41,195
                                                              ----------   ----------
    Total current assets....................................     605,316      604,805
  Property, plant and equipment, net........................     446,759      362,548
  Long-term investments.....................................     298,841      205,142
  Notes receivable--related party...........................      10,350           --
  Intangibles, net..........................................     977,147       75,370
  Deferred tax assets--noncurrent...........................          --       19,844
  Investments in equity securities..........................     119,648       94,719
  Other noncurrent assets...................................      40,992       37,155
                                                              ----------   ----------
    Total assets............................................  $2,499,053   $1,399,583
                                                              ==========   ==========
              LIABILITIES AND DIVISION EQUITY
Current liabilities:
  Accounts payable..........................................  $   20,091   $   23,229
  Accrued expenses..........................................      98,201       62,514
  Income taxes payable......................................      40,442       27,946
  Deferred revenue..........................................       6,401        3,475
  Current portion of long-term debt and capital lease
  obligations...............................................       1,448           80
                                                              ----------   ----------
    Total current liabilities...............................     166,583      117,244
Long-term debt and capital lease obligations................     180,556           --
Convertible notes and debentures............................     273,680      272,622
Deferred tax liability......................................     124,613           --
Other noncurrent liabilities................................       3,341        2,103
                                                              ----------   ----------
    Total liabilities.......................................     748,773      391,969
                                                              ----------   ----------
Commitments and contingencies (See Notes)
Division equity (Note M)....................................   1,750,280    1,007,614
                                                              ----------   ----------
Total liabilities and division equity.......................  $2,499,053   $1,399,583
                                                              ==========   ==========

    The accompanying notes are an integral part of these combined financial statements.

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                     FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                2000        1999        1998
                                                              ---------   ---------   ---------
                                                                   (AMOUNTS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Division net income.........................................  $  85,956   $ 142,077   $ 133,052
  Reconciliation of division net income to net cash provided by operating activities:
    Depreciation and amortization...........................     41,206      42,235      37,758
    Note received from related party and related accrued
      interest..............................................    (10,350)         --          --
    Loss on disposal of fixed assets........................        532         971         108
    Non-cash compensation expense...........................      2,185          58       8,519
    Provision for bad debts.................................      2,918      12,216       5,059
    Accrued interest/amortization of marketable
    securities..............................................        213      (1,647)     (7,242)
    Accretion of debt conversion feature....................         --          --         705
    Deferred income tax benefit.............................     (6,188)     (3,414)     (3,022)
    Charge for in-process research and development..........    118,048       5,436          --
    Equity in net loss of unconsolidated affiliates.........     44,965      37,423      19,739
    Gain on affiliate sale of stock.........................    (22,689)     (6,683)     (2,369)
    Gain on sale of investments in equity securities........    (23,173)     (1,963)     (3,391)
    Minority interest in net loss of subsidiary.............     (4,625)     (3,674)     (4,285)
    Gain on sale of product line............................         --      (8,018)    (31,202)
    Charge for impaired investments.........................         --       5,712       3,397
    Other...................................................      2,376         556          26
    Increase (decrease) in cash from working capital:
      Accounts receivable...................................    (26,929)    (18,459)    (36,437)
      Inventories...........................................     (1,988)      6,542      30,982
      Prepaid expenses and other assets.....................     (7,682)      9,925     (10,785)
      Due from Genzyme Molecular Oncology...................       (938)        980        (553)
      Due from Genzyme Biosurgery...........................    (10,906)     (6,541)        665
      Accounts payable, accrued expenses, income taxes
        payable and deferred revenue........................     61,397      71,026      52,275
                                                              ---------   ---------   ---------
        Net cash provided by operating activities...........    244,328     284,758     192,999
                                                              ---------   ---------   ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of investments....................................   (426,875)   (494,016)   (439,431)
Sales and maturities of investments.........................    533,461     400,630     118,871
Purchase of equity investments..............................    (24,102)    (13,700)    (25,783)
Proceeds from sale of investments in equity securities......     33,124      11,090       9,564
Purchase of property, plant and equipment...................    (72,591)    (52,910)    (53,312)
Sales of property, plant and equipment......................         --          --       1,795
Proceeds from sale of product line..........................         --       5,000      24,760
Acquisitions, net of cash acquired..........................   (447,495)     (6,500)     (9,949)
Purchase of technology rights...............................         --     (10,000)    (15,100)
Investments in unconsolidated affiliates....................    (23,497)    (43,027)    (14,811)
Loans to affiliates.........................................         --          --      (1,000)
Proceeds from notes receivable..............................         --       8,360          --
Repayment of loans by affiliates............................         --          --       3,019
Other.......................................................      3,319       2,388      (4,431)
                                                              ---------   ---------   ---------
        Net cash used in investing activities...............   (424,656)   (192,685)   (405,808)
                                                              ---------   ---------   ---------

    The accompanying notes are an integral part of these combined financial statements.

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

                 COMBINED STATEMENTS OF CASH FLOWS (CONTINUED)

                                                                   FOR THE YEARS ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
CASH FLOWS FROM FINANCING ACTIVITIES:
Allocated proceeds from issuance of Genzyme General Stock...  $ 85,345   $ 59,216   $ 74,649
Proceeds from issuance of debt..............................   150,000         --    250,000
Payments of debt............................................        --    (84,985)   (33,236)
Net cash allocated to Genzyme Biosurgery....................    (9,910)   (79,451)   (41,639)
Net cash allocated to Genzyme Molecular Oncology............   (15,000)        --     (5,000)
Bank overdraft..............................................     9,523      7,220         --
Other.......................................................     2,130      2,510      2,412
                                                              --------   --------   --------
    Net cash provided by (used in) financing activities.....   222,088    (95,490)   247,186
Effect of exchange rate changes on cash.....................      (442)    (2,072)       334
                                                              --------   --------   --------
Increase (decrease) in cash and cash equivalents............    41,318     (5,489)    34,711
Cash and cash equivalents at beginning of period............    94,523    100,012     65,301
                                                              --------   --------   --------
Cash and cash equivalents at end of period..................  $135,841   $ 94,523   $100,012
                                                              ========   ========   ========
Supplemental disclosures of cash flows:
Cash paid during the year for:
  Interest..................................................  $ 44,191   $ 18,508   $ 15,047
  Income taxes..............................................  $ 34,014   $ 30,992   $ 24,463

Supplemental disclosures of non-cash transactions:

Transfer of investments to Genzyme Surgical Products--Note A.

Other gains and charges--Note C.

Dispositions of assets--Note D.

Peptimmune acquisition--Note E.

Investment in unconsolidated affiliate--Note J.

Conversion of 5% convertible subordinated notes--Note L.

Conversion of 6% convertible subordinated debentures into 5% convertible subordinated debentures--
  Note L.

Warrant exercise--Note M.

In conjunction with the acquisition of GelTex, liabilities were assumed as follows:

Fair value of assets acquired...............................  $618,749
Goodwill....................................................   449,634
Acquired in-process research and development................   118,048
Deferred compensation.......................................    10,206
Issuance of common stock and options........................  (556,563)
Net cash paid for acquisition and acquisition costs.........  (451,816)
Net deferred tax liability assumed..........................  (140,469)
                                                              --------
  Net liabilities assumed...................................  $ 47,789
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

BASIS OF PRESENTATION

    The combined financial statements of Genzyme General for each period include the balance sheets, results of operations and cash flows of the businesses we allocate to Genzyme General. We also allocate a portion of our corporate operations to Genzyme General using methods described in our allocation policy below. These combined financial statements are prepared using amounts included in our consolidated financial statements included in this annual report. We have reclassified certain 1999 data to conform with the 2000 presentation.

    We prepare the financial statements of Genzyme General in accordance with generally accepted accounting principles. We present financial information and accounting policies specific to Genzyme General in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read our consolidated financial statements in conjunction with the financial statements of Genzyme General. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains a summary of our accounting policies. We incorporate that information into this note by reference.

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

    To determine earnings per share, we allocate Genzyme's earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock is defined in our charter as the net income or loss of Genzyme General determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Our charter requires that all income and expenses of Genzyme Corporation be allocated among its divisions in a reasonable and consistent manner. However, subject to its fiduciary duties, our board of directors can, at its discretion, change the methods of allocating earnings to each series of common stock. We intend to allocate earnings using our current methods for the foreseeable future.

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Because the earnings allocated to Genzyme General Stock are based on the income or losses attributable to Genzyme General, we include financial statements and management's discussion and analysis of Genzyme General to aid investors in evaluating its performance.

    While Genzyme General Stock is designed to reflect Genzyme General's performance, it is common stock of Genzyme Corporation and not Genzyme General; Genzyme General is a division, not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of Genzyme General Stock have no specific rights to assets allocated to Genzyme General. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme General and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to Genzyme General. Holders of Genzyme General Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of Genzyme General Stock and other tracking stockholders would only have the rights of common stockholders in the combined assets of Genzyme.

ALLOCATION POLICY

    Our charter requires us to manage and account for transactions between Genzyme General and our other divisions and with third parties, and any resulting reallocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our divisional management and accounting policies, which are filed as Exhibit 99.1 to this annual report. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitudes and extent of allocations to each series of common stock without shareholder approval.

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

    - proportionate usage--costs incurred which benefit more than one division are allocated based on management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    - board directed--programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. The board of directors also allocates long-term debt and strategic investments.

    Note B., "Policies Governing the Relationship of Genzyme's Operating Divisions," further describes our policies concerning interdivisional transactions and income tax allocations.

    We believe that the divisional allocations are reasonable and have been consistently applied. However, a division's results of operations may not be indicative of what would have been realized if the division was a stand-alone entity.

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

TRANSLATION OF FOREIGN CURRENCIES

    We translate the financial statements of foreign subsidiaries allocated to Genzyme General from local currency into U.S. dollars and include translation adjustments for these subsidiaries in division equity. Genzyme General's division equity includes cumulative foreign currency translation charges of $33.9 million at December 31, 2000 and $19.7 million at December 31, 1999.

    We include exchange gains and losses on intercompany balances which are long-term in nature in division equity. Gains and losses on all other transactions are included in results of operations. Genzyme General recorded net losses of $2.0 million in 2000 and net gains of $0.6 million in 1999 and $0.3 million in 1998.

REVENUE RECOGNITION

    Genzyme General recognizes revenue from product sales when it ships the product and title and risk of loss have passed, net of any applicable third party contractual allowances and rebates. Genzyme General recognizes revenue from service sales when it has finished providing the service. Genzyme General recognizes revenue from research and development contracts over the term of the applicable contract and as it incurs costs related to that contract. Non-refundable up-front license fees are recognized over the related performance period or at the time there are no remaining performance

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) obligations. Milestone payments are recognized as revenue only if there are no remaining performance obligations and the fees are non-refundable.

    Genzyme General receives royalties related to the manufacture, sale or use of products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, Genzyme General recognizes revenue based on estimates of royalties earned during the applicable period and adjusts for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, Genzyme General recognizes revenue upon receipt of royalty statements from the licensee.

    We believe our revenue recognition policies are in compliance with Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements."

NET INCOME (LOSS) PER SHARE

    Earnings per share is calculated for each series of Genzyme stock using the two-class method, as further described in the notes to our consolidated financial statements. We present earnings per share data only in our consolidated financial statements of Genzyme because Genzyme Corporation is the issuer of the securities. Our divisions do not and cannot issue securities because they are not companies or legal entities.

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

INTERDIVISION ASSET TRANSFERS

    Our board of directors may at any time reallocate any program, product or other asset from one division to any other division. We account for interdivisional asset transfers at book value. The consideration paid for an asset transfer generally must be fair value as determined by our board of directors. The difference between the consideration paid and the book value of the assets transferred is recorded in division equity.

    Our board of directors determines fair value using either a risk-adjusted discounted cash flow model or a comparable transaction model.

    The risk-adjusted discounted cash flow model estimates fair value by taking the discounted value of all the cash inflows and outflows related to a program or product over a specified period of time, generally the economic life of the project, adjusted for the probabilities of certain outcomes occurring

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S OPERATING DIVISIONS (CONTINUED) or not occurring. In performing this analysis, we consider various factors that could affect the success or failure of the program including:

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

    One division may compensate another division for a reallocation with cash or other consideration having a value equal to the fair market value of the reallocated assets. In the case of a reallocation of assets from Genzyme General to another division, our board of directors may elect instead to account for the reallocation as an increase in the designated shares representing the division to which the assets are reallocated in accordance with the provisions of our charter. Designated shares are authorized but

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S OPERATING DIVISIONS (CONTINUED) not-issued shares of our common stock that our board of directors may from time to time issue, sell or otherwise distribute without allocating the proceeds to the division tracked by the stock. No gain or loss is recognized as a result of these transfers.

    Our policy regarding transfers of assets between divisions may not be changed by our board of directors without the approval of the holders of Genzyme General Stock voting as a separate class unless the policy change does not affect Genzyme General.

OTHER INTERDIVISION TRANSACTIONS

    Our divisions may engage in transactions directly with one or more other divisions or jointly with one or more other divisions and one or more third parties. These transactions may include agreements by one division to provide products and services for use by another division, license agreements and joint ventures or other collaborative arrangements involving more than one division to develop new products and services jointly and with third parties. These transactions are subject to the conditions described below. The division providing these products and services does not recognize revenue on any of these transactions unless it provides them to unrelated third parties in the ordinary course of business.

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

    - Other than transactions involving research and development, manufacturing, distribution, sales, marketing, general and administrative services, which are addressed above, all interdivision transactions are performed on terms and conditions obtainable in arm's length transactions with third parties.

    - Our board must approve interdivision transactions that are performed on terms and conditions other than as described above and are material to one or more of the participating divisions. In giving its approval, our board must determine that the transaction is fair and reasonable to each participating division and to holders of the common stock representing each participating division.

    - Divisions may make loans to other divisions. Any loan of $1 million or less matures within 18 months and accrues interest at the best borrowing rate available to the corporation for a loan

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S OPERATING DIVISIONS (CONTINUED)
     of like type and duration. Our board of directors must approve any loan in excess of $1 million. In giving its approval, our board of directors must determine that the material terms of the loan, including the interest rate and maturity date, are fair and reasonable to each participating division and to holders of the common stock representing each such division.

    - All material interdivision transactions are set forth in a written agreement that is signed by an authorized member of the management team of each division involved in the transaction.

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

NOTE C.  OTHER GAINS AND CHARGES

    In the fourth quarter of 2000, Genzyme General recorded a $2.1 million charge in connection with our uncertainty in collecting a note receivable that we issued in May 1999 to a strategic collaborator. We concluded that this uncertainty existed as a result of the FDA's ruling to deny approval of the collaborator's New Drug Application for a key product. The ruling has subsequently resulted in the collaborator announcing that it will be taking steps to preserve cash by reducing its workforce and other operating expenses.

    During the second quarter of 2000, we received net proceeds of approximately $5.1 million in connection with the settlement of a lawsuit. We allocated these proceeds to Genzyme General and recorded them as other income. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase-Registered Trademark- enzyme at a fill facility operated by a contractor to Genzyme General.

    During the fourth quarter of 1999, Genzyme General recorded a net gain of $14.4 million upon receipt of a payment associated with the termination of an agreement to acquire Cell Genesys, Inc. Genzyme General recorded this gain as other income.

    During the third quarter of 1998, Genzyme General recorded a $14.8 million charge to cost of products sold to write down excess inventory used to make Ceredase-Registered Trademark- enzyme. We took this charge

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE C. OTHER GAINS AND CHARGES (CONTINUED) following a determination that, based on the status of efforts to convert Gaucher disease patients to a treatment regimen using
Cerezyme-Registered Trademark- enzyme, the existing supply of Ceredase-Registered Trademark- enzyme was sufficient to meet estimated patient needs.

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

NOTE E.  ACQUISITIONS

GELTEX

    In December 2000, we acquired GelTex, a public company engaged in developing therapeutic products based on polymer technology. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of GelTex are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition.

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE E.  ACQUISITIONS (CONTINUED)
    The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (in thousands):

Cash paid (net of cash acquired)............................  $  447,495
Issuance of 7.9 million shares of Genzyme General Stock.....     491,181
Issuance of options and warrants to purchase 1.6 million
  shares of Genzyme General Stock...........................      62,882
Existing equity investment in GelTex........................       2,500
Acquisition costs...........................................       4,321
                                                              ----------
Total purchase price........................................  $1,008,379
                                                              ==========
Short-term investments......................................  $   75,338
Prepaid expenses and other assets...........................      24,669
Inventory...................................................       8,156
Property, plant and equipment...............................      45,477
Intangible assets (to be amortized straight-line over five
  to 15 years)..............................................     465,109
Goodwill (to be amortized straight-line over 15 years)......     449,634
In-process research and development.........................     118,048
Deferred tax asset..........................................      35,016
Deferred compensation.......................................      10,206
Assumed liabilities.........................................     (47,789)
Deferred tax liability......................................    (175,485)
                                                              ----------
Allocated purchase price....................................  $1,008,379
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

    As part of the acquisition of GelTex, we acquired all of GelTex's interest in RenaGel LLC, our joint venture with GelTex. Prior to the acquisition of GelTex, we accounted for the investment in RenaGel LLC under the equity method. Because we already owned a 50% interest in RenaGel LLC, the assets of RenaGel LLC were adjusted to fair value only to the extent of the 50% interest we acquired.

    In connection with the purchase of GelTex, Genzyme General allocated approximately $118.0 million of the purchase price to in-process research and development, or IPR&D. Although management ultimately is responsible for determining the fair value of the acquired IPR&D, we engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired.

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE E.  ACQUISITIONS (CONTINUED)
    The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached technological feasibility. The discount rates used were consistent with the risks of each project, and ranged from 35% to 40%. In estimating future cash flows, management considered other tangible and intangible assets, including core technology, required for successful exploitation of the technology resulting from each purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased research and development was the amount attributable to the efforts of GelTex up to the time of acquisition. This amount was estimated through application of the "stage of completion" calculation, which calculation involves multiplying total estimated revenue for IPR&D by the percentage of completion of each purchased research and development project at the time of acquisition.

    The significant assumptions underlying the valuations included potential revenues, costs of completion, the timing of product approvals and the selection of appropriate probability of success and discount rate. None of the GelTex IPR&D projects had reached technological feasibility at the date of acquisition nor did they have any alternative future use. Consequently, in accordance with generally accepted accounting principles, the amount allocated to IPR&D was charged as an expense in Genzyme General's financial statements for the year ended December 31, 2000. Genzyme General is amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 5 years to 15 years.

    Below is a brief description of the IPR&D projects, including an estimation of when management believes Genzyme General may realize revenues from the sale of these products in the respective application:

                                                                                             VALUE AT        ESTIMATED
                                                                                            ACQUISITION       COST TO
PROGRAM             PROGRAM DESCRIPTION                    DEVELOPMENT STATUS                  DATE          COMPLETE
- -------             -------------------                    ------------------              -------------   -------------
                                                                                           (IN MILLIONS)   (IN MILLIONS)
Renagel-Registered Trademark- Non-absorbed polymer phosphate - Clinical studies scheduled for     $ 19.7       $ 20.0
phosphate     binder for the treatment of         completion in 2002, 2003 and 2004
binder        hyperphosphatemia

C. DIFFICILE  Program to develop a              - Phase 2 studies initiated in 2000              37.4            37.0
Colitis       toxin-binding polymer for the     - Approval to market this product in the
              treatment and prevention of         U.S. is expected by 2005
              antibiotic induced
              C. DIFFICILE colitis

Oral          Focuses on the development of a   - IND expected to be filed in the fourth         17.8            25.0
Mucositis     topical mouth rinse that            quarter of 2001
              combines barrier material and     - Product launch expected in 2006
              antimicrobial polymers to create
              an anti-infective mechanism
              against oral mucositis, a common
              side effect of radiation therapy
              and chemotherapy

DENSPM        Focuses on the development of a   - Phase 1 safety and dose-ranging studies         3.4            30.0
              compound for the treatment of       scheduled for 2001
              mild to moderate psoriasis        - Product launch is anticipated in 2005

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE E.  ACQUISITIONS (CONTINUED)

                                                                                             VALUE AT        ESTIMATED
                                                                                            ACQUISITION       COST TO
PROGRAM             PROGRAM DESCRIPTION                    DEVELOPMENT STATUS                  DATE          COMPLETE
- -------             -------------------                    ------------------              -------------   -------------
                                                                                           (IN MILLIONS)   (IN MILLIONS)
Iron          Focuses on the prevention and     - Expect to file an IND in 2001                  15.7            31.0
Chelation     treatment of transfusional or     - Expected product launch in 2006
              hereditary iron overload

Anti-Obesity  Builds on GelTex's expertise in   - Expect to file an IND early in 2002            17.8            39.0
              non-absorbed polymers and         - Expected product launch in 2006
              focuses on the development of a
              compound that will inhibit
              lipase and bind fat

GT102-279     Second generation lipid-lowering  - Completion of clinical studies expected         6.2           N/A(1)
              compound with attributes of         in late 2003 with product launch in
              GelTex's WelChol-TM- lipid          2004
              lowering agent, but requires 50%
              fewer tablets
                                                                                               ------          ------

                                                                                               $118.0          $182.0
                                                                                               ======          ======

- ------------------------------

(1) Future development costs will be funded by our collaboration partner.

    As of December 31, 2000, the technological feasibility of the above projects had not yet been reached and no significant departures from the assumptions included in the valuation analysis had occurred. Substantial additional research and development will be required prior to reaching technological feasibility. In addition, each product needs to successfully complete a series of clinical trials and to receive FDA or other regulatory approval prior to commercialization. There can be no assurance that these projects will ever reach feasibility or develop into products that can be marketed profitably, nor can there be assurance Genzyme General will be able to develop and commercialize these products before its competitors. If these products are not successfully developed and do not become commercially viable, our results of operations could be materially affected.

    The following unaudited pro forma financial summary is presented as if the acquisition of GelTex was completed as of January 1, 2000 and 1999, respectively. The unaudited pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisition been consummated at that date, or of the future operations of the combined entities. Nonrecurring charges, such as the acquired in-process research and development charge of $118.0 million, are not reflected in the following pro forma financial summary.

                                                                FOR THE YEARS ENDED
                                                                    DECEMBER 31
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
                                                              (AMOUNTS IN THOUSANDS)
Total revenues..............................................  $  796,817   $  665,267
Division net income.........................................     107,863       24,410

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE E.  ACQUISITIONS (CONTINUED)
PEPTIMMUNE

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

NOTE F.  DERIVATIVE FINANCIAL INSTRUMENTS

    Note E., "Derivative Financial Instruments," to our consolidated financial statements contains information regarding interest rate swap contracts that are allocated to Genzyme General. We incorporate that information into this note by reference.

NOTE G.  ACCOUNTS RECEIVABLE AND INTANGIBLE ASSETS

    Genzyme General's trade receivables primarily represent amounts due from distributors, healthcare service providers and companies and institutions engaged in research, development or production of pharmaceutical and biopharmaceutical products. Genzyme General performs credit evaluations of its customers on an ongoing basis and generally does not require collateral. Genzyme General states accounts receivable at fair value after reflecting an allowance for doubtful accounts. This allowance was $16.9 million at December 31, 2000 and $19.0 million at December 31, 1999.

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE G.  ACCOUNTS RECEIVABLE AND INTANGIBLE ASSETS (CONTINUED)
    The following table contains information on Genzyme General's intangible assets for the periods presented:

                                                                 WEIGHTED                   WEIGHTED
                                                                  AVERAGE                    AVERAGE
                                                                 ESTIMATED                  ESTIMATED
                                                                  USEFUL                     USEFUL
                                                  DECEMBER 31,     LIFE      DECEMBER 31,     LIFE
                                                      2000        (YEARS)        1999        (YEARS)
                                                  ------------   ---------   ------------   ---------
                                                       (AMOUNTS)IN THOUSANDS, EXCEPT USEFUL LIFE DATA
Goodwill........................................   $  518,205           15     $ 69,376          13
Acquired technology.............................      340,484           15           --          --
Patents.........................................      116,732           15          960      Varies
License fees....................................       25,075           15       25,092          15
Customer lists..................................        8,324           10        8,324          10
Trademarks......................................        6,526           15           --          --
Non-compete agreements..........................        6,000            5        6,000           5
Other...........................................        6,799            8        4,145           5
                                                   ----------                  --------
                                                    1,028,145                   113,897
Less accumulated amortization...................      (50,998)                  (38,527)
                                                   ----------                  --------
Intangible assets, net..........................   $  977,147                  $ 75,370
                                                   ==========                  ========

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE H. INVENTORIES

                                                              DECEMBER 31,
                                                           -------------------
                                                             2000       1999
                                                           --------   --------
                                                               (AMOUNTS IN
                                                               THOUSANDS)
Raw materials............................................  $ 30,275   $24,057
Work-in-process..........................................    47,880    40,592
Finished products........................................    30,612    19,735
                                                           --------   -------
    Total................................................  $108,767   $84,384
                                                           ========   =======

NOTE I. PROPERTY, PLANT AND EQUIPMENT

                                                             DECEMBER 31,
                                                        -----------------------
                                                           2000         1999
                                                        ----------   ----------
                                                        (AMOUNTS IN THOUSANDS)
Plant and equipment...................................  $ 240,779    $ 230,151
Land and buildings....................................    212,750      180,624
Leasehold improvements................................    103,301       90,128
Furniture and fixtures................................     13,534       13,169
Construction-in-progress..............................     93,534       26,964
                                                        ---------    ---------
                                                          663,898      541,036

Less accumulated depreciation.........................   (217,139)    (178,488)
                                                        ---------    ---------
Property, plant and equipment, net....................  $ 446,759    $ 362,548
                                                        =========    =========

    Genzyme General's depreciation expense was $29.1 million in 2000, $36.9 million in 1999 and $34.9 million in 1998.

    Genzyme General capitalizes costs it incurs in validating the manufacturing process for products which have reached technological feasibility. As of December 31, 2000, capitalized validation costs, net of accumulated depreciation, were $11.6 million. Genzyme General has capitalized the following amounts of interest costs incurred in financing the construction of manufacturing facilities:

    2000          1999            1998
- ------------  -------------   -------------
$2.2 million  $1.2 million    $0.7 million

    The estimated cost of completion for assets under construction was $46.6 million as of December 31, 2000.

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE J. INVESTMENTS

MARKETABLE SECURITIES

                                                                    DECEMBER 31,
                                                      -----------------------------------------
                                                             2000                  1999
                                                      -------------------   -------------------
                                                        COST      MARKET      COST      MARKET
                                                      --------   --------   --------   --------
                                                               (AMOUNTS IN THOUSANDS)
Cash equivalents(1):
  Corporate notes...................................  $ 50,922   $ 50,922   $ 34,108   $ 34,108
  Money market fund.................................    52,456     52,456     22,210     22,210
                                                      --------   --------   --------   --------
                                                      $103,378   $103,378   $ 56,318   $ 56,318
                                                      --------   --------   --------   --------
Short-term:
  Corporate notes...................................  $ 82,988   $ 83,191   $210,954   $210,173
  Federal agencies..................................    13,175     13,207      4,085      4,067
  U.S. Treasury notes...............................       246        246         --         --
                                                      --------   --------   --------   --------
                                                      $ 96,409   $ 96,644   $215,039   $214,240
                                                      --------   --------   --------   --------
Long-term:
  Corporate notes...................................  $186,904   $190,542   $137,482   $135,509
  Federal...........................................    99,549    100,803         --         --
  U.S. Treasury notes...............................     7,432      7,496     69,925     69,633
                                                      --------   --------   --------   --------
                                                       293,885   $298,841   $207,407   $205,142
                                                      ========   ========   ========   ========
                                                      $493,672   $498,863   $478,764   $475,700
                                                      ========   ========   ========   ========
  Investments in equity securities..................  $ 73,117   $119,648   $ 59,983   $ 94,719
                                                      --------   --------   --------   --------

- ------------------------

(1) Cash equivalents are included as part of cash and cash equivalents on our balance sheets.

REALIZED AND UNREALIZED GAINS AND LOSSES ON MARKETABLE SECURITIES AND INVESTMENTS IN EQUITY SECURITIES

    Genzyme General recorded gains of $16.4 million resulting from sales of portions of our investment in Genzyme Transgenics common stock. We also recognized a $7.6 million gain, resulting from the Ismed acquisition of Celtrix, in which our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock. The tax effect of these gains were offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses.

    Genzyme General recorded gains of $2.0 million in 1999 upon the sale of its investment in shares of Techne common stock. Genzyme General also recorded a $5.7 million charge in 1999 in connection with its investments in the common stock of Pharming and IntegraMed America, Inc. because we considered the decline in the value of those investments to be other than temporary. In connection with these assessments, we concluded that evidence existed that the value of the investments would recover to at least its cost. This included:

       - continued positive progress in the issuers' scientific programs;

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE J. INVESTMENTS (CONTINUED)
       - ongoing activity in Genzyme General's collaborations with the issuers; and

       - a lack of any substantial company-specific adverse events causing the declines in value.

However, given the significance and duration of the declines as of the end of the applicable quarter, we concluded that it was unclear over what period any price recoveries would take place and that, accordingly, the positive evidence suggesting that the investments would recover to at least Genzyme General's purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of these investments.

    Genzyme General records gross unrealized holding gains and losses in division equity. The following table sets forth the amounts recorded:

                                                          DECEMBER 31,
                                                  -----------------------------
                                                      2000            1999
                                                  -------------   -------------
Unrealized holding gains........................  $60.7 million   $37.1 million
Unrealized holding losses.......................  $7.9 million    $5.0 million

    The following table contains information regarding the range of contractual maturities of Genzyme General's investments in debt securities:

                                                    DECEMBER 31,
                                      -----------------------------------------
                                             2000                  1999
                                      -------------------   -------------------
                                        COST      MARKET      COST      MARKET
                                      --------   --------   --------   --------
                                               (AMOUNTS IN THOUSANDS)
Within 1 year.......................  $199,787   $200,021   $271,357   $270,558
1-2 years...........................    85,712     86,686    106,046    104,306
2-10 years..........................   208,173    212,156    101,361    100,836
                                      --------   --------   --------   --------
                                      $493,672   $498,863   $478,764   $475,700
                                      ========   ========   ========   ========

    Note I., "Investments," to our consolidated financial statements contains information regarding Genzyme General's:

    - Equity investments in:

       - Abiomed, Inc.;

       - Aronex Pharmaceuticals, Inc.;

       - BioMarin;

       - Cambridge Antibody Technology Group plc;

       - Crucell, N.V.;

       - Healthcare Ventures, L.P.;

       - Pharming;

       - Targeted Genetics Corp.;

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE J. INVESTMENTS (CONTINUED)
    - Investments in and relationships with Dyax Corporation, Genzyme Transgenics and ATIII LLC; and

    - Investments in the following joint ventures:

       - BioMarin/Genzyme LLC;

       - Diacrin/Genzyme LLC;

       - Pharming/Genzyme LLC;

       - Genzyme/Pharming Alliance LLC; and

       - RenaGel LLC.

We incorporate that information into this note by reference.

NOTE K. ACCRUED EXPENSES

                                                              DECEMBER 31,
                                                         -----------------------
                                                           2000           1999
                                                         --------       --------
                                                         (AMOUNTS IN THOUSANDS)
Compensation...........................................  $20,811        $21,363
Distributor fees.......................................    3,499             --
Professional fees......................................    3,259          2,938
Acquisition costs......................................    4,698             --
Purchase accrual.......................................   11,468             --
Payable to joint ventures..............................    7,743             --
Royalties..............................................    7,318          6,891
Rebates................................................    6,482          7,126
Other..................................................   32,923         24,196
                                                         -------        -------
                                                         $98,201        $62,514
                                                         =======        =======

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE L. LONG-TERM DEBT AND LEASES

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

                                                               DECEMBER 31,
                                                          -----------------------
                                                             2000         1999
                                                          ----------   ----------
                                                          (AMOUNTS IN THOUSANDS)
5 1/4% convertible subordinated notes due in
  June 2005.............................................   $250,000     $250,000
Revolving credit facility maturing in December 2003.....    150,000           --
5% convertible subordinated debentures due in
  August 2003...........................................     23,680       22,622
Notes payable...........................................      5,493           --
Capital lease obligations...............................     26,511           --
                                                           --------     --------
                                                           $455,684      272,622
                                                           --------     --------
Less current portion....................................     (1,448)          --
                                                           --------     --------
                                                           $454,236     $272,622
                                                           ========     ========

    Over the next five years, Genzyme General will be required to repay the following principal amounts on its long-term debt (excluding capital leases):

        2001               2002            2003          2004          2005        AFTER 2005
- ---------------------  ------------   --------------   --------   --------------   ----------
         --            $5.5 million   $173.7 million      --      $275.0 million      --

REVOLVING CREDIT FACILITY; CONVERTIBLE DEBT; NOTES PAYABLE

    Note K, "Long Term Debt and Leases," to our consolidated financial statements contains information regarding our:

    - 5 1/4% convertible subordinated notes due June 2005;

    - revolving credit facilities;

    - 5% convertible subordinated debentures due August 2003; and

    - notes payable from the acquisition of GelTex.

We incorporate that information into this note by reference.

CAPITAL LEASES

    In connection with our acquisition of GelTex, we assumed a capital lease obligation pursuant to an October 1998 lease agreement for the construction of GelTex's administrative offices. The lease provides for the lessor to fund the construction of the facility in exchange for interest-only lease payments equal to the total amount funded by the lessor multiplied by the LIBOR rate plus 1.8%. The construction was completed in October 1999 and the construction costs funded by the lessor aggregated $25.0 million. After giving effect to an interest swap agreement, we make monthly interest payments of $187,000 based on a fixed rate of 8.99% and an outstanding principal amount of $25.0 million. Therefore, we will make annual interest payments under this lease of approximately
$2.2 million each year through 2005. The $25.0 million capital lease obligation and corresponding building is recorded in

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE L. LONG-TERM DEBT AND LEASES (CONTINUED)
Genzyme General's combined balance sheet at December 31, 2000. The building is being depreciated over its estimated useful life.

    During the term of the lease, we have the option to purchase the building and improvements for a purchase price equal to the total amount funded by the lessor of $25.0 million, plus any accrued and unpaid lease payments and certain other costs, which aggregate amount is referred to as the Purchase Option Price. At the end of the lease term of October 31, 2005, we have the option to:

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

OPERATING LEASES

    Genzyme General leases facilities and personal property under non-cancellable operating leases with terms in excess of one year. Genzyme General's total expense under operating leases was:

    2000           1999            1998
- -------------  -------------   -------------
$20.7 million  $20.7 million   $16.3 million

    Over the next five years, Genzyme General will be required to repay the following amounts under non-cancellable operating leases:

        2001               2002            2003            2004            2005        AFTER 2005
- ---------------------  -------------   -------------   -------------   ------------   -------------
   $16.1 million       $15.1 million   $13.2 million   $12.6 million   $8.8 million   $91.3 million

    In June 1992, one of our wholly-owned subsidiaries entered into a 65-year land lease with an unaffiliated lessor. Annual expenses under this lease, which are allocated to Genzyme General, were $1.5 million in 2000, 1999 and 1998. Our rent under this lease increases every five years based on the consumer price index or, at a minimum, 3% per year.

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE M. DIVISION EQUITY

    The following table contains the components of division equity for Genzyme General for the periods presented:

                                                                2000         1999        1998
                                                             ----------   ----------   --------
                                                                   (AMOUNTS IN THOUSANDS)
Balance at beginning of period.............................  $1,007,614   $  939,967   $745,895
  Division net income......................................      85,956      142,077    133,052
  Allocation of tax benefits generated by:
    Genzyme Molecular Oncology.............................       7,476        7,812      3,527
    Genzyme Biosurgery.....................................      28,023       26,994     34,330
  Allocated proceeds from issuance of Genzyme General Stock
    under stock plans......................................      85,345       59,587     74,360
  Allocated proceeds from exercise of warrants to purchase
    Genzyme General Stock..................................          --           --        289
  Allocation of cash:
    To Genzyme Molecular Oncology for designated
      shares(1)............................................     (15,000)          --     (5,000)
    To Genzyme Surgical Products for designated
      shares(1)............................................          --     (176,706)   (41,975)
    To Genzyme Tissue Repair for designated shares(1)......      (9,910)      (4,937)        --
    To Genzyme Biosurgery for research program.............          --         (100)      (250)
    To Genzyme Biosurgery for transfer of interest in joint
      venture..............................................          --      (25,000)        --
Allocated tax benefit from disqualifying dispositions......      17,041       24,238     18,561
Allocation for the acquisition of GelTex...................     541,615           --         --
Conversion of debentures for Genzyme Molecular Oncology
  designated shares(1).....................................          --           --    (19,802)
Conversion of note receivable for Genzyme Molecular
  Oncology designated shares(1)............................          --           --     (2,696)
Loss on purchase of facility from Genzyme Biosurgery.......          --           --       (711)
Allocated stock compensation expense.......................       1,682           58         48
Allocated equity adjustments...............................         438       13,624        339
                                                             ----------   ----------   --------
Balance at end of period...................................  $1,750,280   $1,007,614   $939,967
                                                             ==========   ==========   ========

- ------------------------

(1) Designated shares are shares of our common stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to the division corresponding to that series of stock. As of December 31, 2000, there were 2,000,198 Genzyme Molecular Oncology designated shares and 1,990,364 Genzyme Biosurgery designated shares.

INTERDIVISIONAL FINANCING ARRANGEMENTS

GENZYME MOLECULAR ONCOLOGY

    In August 1998, our board of directors made $30.0 million of Genzyme General's cash available to Genzyme Molecular Oncology. Under the terms of this arrangement, Genzyme Molecular Oncology may draw down funds as needed cash quarter in exchange for Molecular Oncology designated shares

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE M. DIVISION EQUITY (CONTINUED)
based on the fair market value of Molecular Oncology Stock (as defined in our charter) at the time of the draw. In April 2000, Genzyme Molecular Oncology drew $15.0 million of cash under this arrangement in exchange for 676,254 Molecular Oncology designated shares. As of December 31, 2000, $15.0 million remained available to Genzyme Molecular Oncology under this arrangement.

GENZYME BIOSURGERY

    In October 1996, our board of directors made $20.0 million of Genzyme General's cash available to Genzyme Tissue Repair in order for Genzyme Tissue Repair to fund its obligations under Diacrin/ Genzyme LLC, our joint venture with Diacrin, Inc. to develop and commercialize NeuroCell-TM--PD, a treatment for Parkinson's disease. Under this arrangement, Genzyme Tissue Repair was able to draw down funds as needed each quarter in exchange for Genzyme Tissue Repair designated shares based on the fair market value of Tissue Repair Stock (as defined in our charter) at the time of the draw. Genzyme Tissue Repair made a $5.0 million draw in February 1999. In May 1999, the amount available under this arrangement was reduced by $25.0 million in connection with the reallocation of our ownership interest in Diacrin/Genzyme LLC from Genzyme Tissue Repair to Genzyme General.

    In each of March and September 2000, Genzyme Tissue Repair made
$5.0 million draws under this arrangement in exchange for an aggregate of 1,692,657 Genzyme Tissue Repair designated shares. Upon the formation of Genzyme Biosurgery, these shares were converted into 567,379 Biosurgery designated shares. Biosurgery designated shares are shares of Biosurgery Stock that are created when cash or other assets are transferred from Genzyme General to Genzyme Biosurgery. The proceeds from the sale of these shares will be allocated to Genzyme General. As of December 31, 2000, $10.0 million remained available to Genzyme Biosurgery under this arrangement.

STOCK COMPENSATION PLANS

    We apply APB Opinion 25 and related interpretations in accounting for our five stock-based compensation plans: the 1990 Equity Incentive Plan and the 1997 Equity Incentive Plan (both of which are stock option plans), the 1990 Employee Stock Purchase Plan, the 1999 Employee Stock Purchase Plan and the 1998 Director Stock Option Plan. We do not recognize compensation expense for options granted and shares purchased under the provisions of these plans for options granted to employees with an exercise price greater than or equal to fair market value.

    The following table sets forth division net income data for Genzyme General as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS 123 based on the fair value at the grant dates of the awards, and the compensation expense related to Genzyme General Stock awards would be allocated to Genzyme General in accordance with our allocation policies:

                                                   2000       1999       1998
                                                 --------   --------   --------
                                                     (AMOUNTS IN THOUSANDS)
Division net income:
  As reported..................................  $85,956    $142,077   $133,052
  Pro forma....................................  $60,562    $124,417   $119,477

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE M. DIVISION EQUITY (CONTINUED)
    Note L., "Stockholders' Equity," to our consolidated financial statements contains information regarding the assumptions we made in calculating pro forma compensation expense in accordance with SFAS 123. The effects of applying
SFAS 123 are not likely to be representative of the effects on reported division net income in future years.

NOTE N. RESEARCH AND DEVELOPMENT AGREEMENTS

    Genzyme General's revenue from research and development agreements with Genzyme Transgenics Corporation was:

    2000          1999            1998
- ------------  -------------   -------------
$0.5 million  $1.5 million    $3.6 million

    Note M., "Research and Development Agreements," to our consolidated financial statements contains information regarding Genzyme General's:

    - relationships with Genzyme Transgenics; and

    - investments in the following joint ventures:

       - BioMarin/Genzyme LLC;

       - Diacrin/Genzyme LLC;

       - Pharming/Genzyme LLC;

       - Genzyme/Pharming Alliance LLC; and

       - RenaGel LLC.

We incorporate that information in this note by reference.

NOTE O. COMMITMENTS AND CONTINGENCIES

    We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 2000 which, if adversely decided, would have a material adverse effect on Genzyme General's results of operations, financial condition or liquidity.

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE P. INCOME TAXES

    Genzyme General's income before income taxes and the related income tax expense (benefit) are described in the following table:

                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Domestic(1).................................................  $165,266   $210,097   $204,182
Foreign.....................................................    13,329     16,380      9,514
                                                              --------   --------   --------
    Total...................................................  $178,595   $226,477   $213,696
                                                              ========   ========   ========
Currently payable:
Federal.....................................................  $ 90,483   $ 77,779   $ 69,567
State.......................................................     4,737      4,302      9,354
Foreign.....................................................     3,607      5,733      4,016
                                                              --------   --------   --------
    Total...................................................    98,827     87,814     82,937
                                                              --------   --------   --------
Deferred:
Federal.....................................................    (5,928)    (3,036)    (1,734)
State.......................................................      (260)      (378)      (829)
                                                              --------   --------   --------
    Total...................................................    (6,188)    (3,414)  $ (2,563)
                                                              --------   --------   --------
Provision for income taxes..................................  $ 92,639   $ 84,400   $ 80,374
                                                              ========   ========   ========

- ------------------------

(1) Includes purchased research and development charges of $118.0 million in 2000 and $5.4 million in 1999.

    Genzyme General's provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

                                                                2000       1999       1998
                                                              --------   --------   --------
Tax at U.S. statutory rate..................................    35.0%      35.0%      35.0%
Losses in foreign subsidiary and less than 80% owned
  subsidiaries with no current tax benefit..................    (1.1)       0.1        0.8
State taxes, net............................................     1.2        1.2        3.1
Foreign sales corporation...................................    (2.7)      (2.2)      (1.5)
Nondeductible amortization..................................     0.7        0.7        0.8
Benefit of tax credits......................................    (1.1)      (1.4)      (1.0)
Other, net..................................................    (0.8)       2.2        0.5
                                                                ----       ----       ----
Effective tax rate before certain charges...................    31.2%      35.6%      37.7%
Charge for impaired investment..............................      --        0.5         --
Charge for purchased research and development...............    12.7        0.5         --
                                                                ----       ----       ----
Effective tax rate..........................................    43.9%      36.6%      37.7%
                                                                ====       ====       ====

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE P. INCOME TAXES (CONTINUED)
    The components of net deferred tax assets are described in the following table:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                 2000        1999
                                                              ----------   ---------
                                                              (AMOUNTS IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards..........................  $  35,769    $  3,164
  Tax credits...............................................     13,304       9,413
  Intangible amortization...................................         --      36,496
  Investments in unconsolidated subsidiary..................         --       3,396
  Realized and unrealized capital losses....................         --      10,088
  Reserves, accruals and other..............................     42,819      37,055
  Allocation of tax asset from Genzyme Biosurgery...........     12,123      15,510
  Allocation of tax asset from Genzyme Molecular Oncology...        437       3,787
                                                              ---------    --------
Gross deferred tax asset....................................  $ 104,452    $118,909
Valuation allowance.........................................    (13,592)    (17,646)
                                                              ---------    --------
                                                                 90,860     101,263
Deferred tax liabilities:
  Depreciable assets........................................    (21,149)    (22,591)
  Realized and unrealized capital gains.....................     (7,530)    (12,686)
  Deferred gains............................................       (878)       (878)
  Intangibles...............................................   (134,684)         --
  Investments in unconsolidated subsidiaries................     (4,396)         --
  Allocation of tax liability from Genzyme Biosurgery.......         --      (4,069)
                                                              ---------    --------
Net deferred tax asset (liability)..........................  $ (77,777)   $ 61,039
                                                              =========    ========

    As a result of uncertainty surrounding our ability to realize certain tax benefits that primarily relate to capital losses from the purchase of in-process research and development, we placed valuation allowances of $13.6 million in 2000 and $17.6 million in 1999 against otherwise recognizable deferred tax assets.

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

    At December 31, 2000, Genzyme General had for U.S. income tax purposes allocated net operating loss carryforwards of $105.1 million and an allocated tax credit carryforward of $13.3 million. The net operating loss carryforwards expire between 2003 and 2020 and, prior to expiration, Genzyme General's ability to use this carryforward may be limited under U.S. tax laws. Tax credits of $10.3 million will carryforward indefinitely and approximately $3.0 million of the tax credit carryforwards will expire from 2007 to 2020. Approximately
$10.3 million of the tax credit carryforwards

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE P. INCOME TAXES (CONTINUED)
relate to exercises of non-qualified stock options and disqualifying dispositions of incentive stock options, the tax benefit of which, if realized, will be credited to additional paid-in-capital.

NOTE Q. BENEFIT PLANS

    Note P., "Benefit Plans," to our consolidated financial statements contains information regarding our 401(k) and other pension plans. We incorporate that information into this note by reference.

NOTE R. SEGMENT INFORMATION

    In accordance with Statement of Financial Accounting Standards No. 131, or SFAS 131, "Disclosures about Segments of an Enterprise and Related Information", we present segment information in a manner consistent with the method we use to report this information to our management. Applying SFAS 131, Genzyme General has two reportable segments:

    - Therapeutics, which develops, manufactures and distributes human therapeutic products for significant unmet medical needs. The business derives substantially all of its revenue from sales of Cerezyme-Registered Trademark- enzyme; and

    - Diagnostic Products, which provides diagnostic products to niche markets focusing on IN VITRO diagnostics.

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE R. SEGMENT INFORMATION (CONTINUED)
    We have provided information concerning the operations in these reportable segments in the following table:

                                                  2000       1999       1998
                                                --------   --------   --------
                                                    (AMOUNTS IN THOUSANDS)
Revenues:
  Therapeutics(1).............................  $600,679   $488,705   $413,645
  Diagnostics Products........................    61,469     57,971     65,683
  Other.......................................    89,371     86,409     85,846
  Eliminations/Adjustments(2).................       964      2,281      4,145
                                                --------   --------   --------
Total.........................................  $752,483   $635,366   $569,319
                                                ========   ========   ========
Depreciation and amortization expense:
  Therapeutics(1,3)...........................  $  8,913   $ 13,069   $ 10,862
  Diagnostics Products........................     4,940      1,909      4,715
  Other.......................................     7,226      6,422     11,470
  Eliminations/Adjustments(2).................    20,127     20,835     10,711
                                                --------   --------   --------
Total.........................................  $ 41,206   $ 42,235   $ 37,758
                                                ========   ========   ========
Equity in net loss of unconsolidated
  affiliates:
  Therapeutics(4).............................  $(42,801)  $(30,094)  $(12,480)
  Diagnostics Products........................        --         --         --
  Other.......................................       (64)        56       (107)
  Eliminations/Adjustments(5).................    (2,100)    (7,385)    (7,152)
                                                --------   --------   --------
Total.........................................  $(44,965)  $(37,423)  $(19,739)
                                                ========   ========   ========
Income tax (expense) benefits:
  Therapeutics(1).............................  $(53,046)  $(84,859)  $(76,606)
  Diagnostics Products........................    (2,056)    (2,485)   (13,755)
  Other.......................................     1,006      2,952      2,134
  Eliminations/Adjustments(2).................   (38,543)        (8)     7,853
                                                --------   --------   --------
Total.........................................  $(92,639)  $(84,400)  $(80,374)
                                                ========   ========   ========
Division net income:
  Therapeutics(1,6)...........................  $ 94,065   $133,854   $120,832
  Diagnostics Products(7).....................     3,004      3,915     21,694
  Other(8)....................................    (1,790)    (4,661)    (3,367)
  Eliminations/Adjustments(9).................    (9,323)     8,969     (6,107)
                                                --------   --------   --------
Total.........................................  $ 85,956   $142,077   $133,052
                                                ========   ========   ========

- ------------------------

(1) On December 14, 2000 we acquired GelTex, a developer of therapeutic products based on polymer technology. The operations of GelTex is included in our Therapeutics segment for the period from December 14, 2000 through December 31, 2000. See Note E., "Acquisitions," above.

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE R. SEGMENT INFORMATION (CONTINUED)
(2) Consists primarily of amounts related to Genzyme General's research and development and administrative activities that we do not specifically allocate to a particular segment of Genzyme General.

(3) Depreciation and amortization expense for 2000 includes the amortization of the intangible assets generated by the GelTex acquisition for the period from December 14, 2000 through December 31, 2000. See Note E., "Acquisitions," above.

(4) Equity in net loss of unconsolidated affiliates for Therapeutics in 2000 includes Genzyme General's 50% portion of the losses of RenaGel LLC through December 13, 2000. In connection with the acquisition of GelTex, we acquired GelTex's 50% interest in RenaGel LLC and, as a result, consolidated the activities of the joint venture for the period from December 14, 2000 through December 31, 2000. See Note E., "Acquisitions," above.

(5) Represents our portion of the net loss of Genzyme Transgenics, an unconsolidated affiliate, which we do not specifically allocate to a particular segment of Genzyme General.

(6) Therapeutics net income includes charges for in-process technology of $118.0 million in 2000 related to the acquisition of GelTex and $5.4 million in 1999 related to the acquisition of Peptimmune. See Note D., "Acquisitions," above. Therapeutics' net income for 1998 includes a $14.8 million pre-tax charge to write down excess inventory used to make Ceredase-Registered Trademark- enzyme. See Note C., "Other Gains and Charges," above.

(7) Diagnostic Products' net income for 1999 and 1998 includes pre-tax gains on the sale of product lines of $0.5 million in 1999 and $31.2 million in 1998. See Note D., "Dispositions of Assets" above.

(8) Other income for 1999 includes a $7.5 million pre-tax gain on the sale of a product line. See Note D., "Dispositions of Assets," above.

(9) Includes the net income (loss) of Genzyme General's corporate administrative and research and development activities which we do not specifically allocate to a particular segment of Genzyme General including the following (pre-tax):

       - gains on affiliate sale of stock of $22.7 million in 2000, $6.7 million in 1999 and $2.4 million in 1998, recognized in accordance with our policy pertaining to affiliate sales of stock, all of which resulted from the sale of common stock by Genzyme Transgenics, an unconsolidated affiliate;

       - net gains on sales of investment in equity securities of $23.2 million in 2000, $2.0 million in 1999 and $3.4 million in 1998 resulting from sales of a portion of our investment portfolio in each period; and

       - in 2000, net proceeds of $5.1 million received in connection with the settlement of a lawsuit and in 1999, a $14.4 million gain upon receipt of a payment associated with the termination of the agreement to acquire Cell Genesys, Inc.

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE R. SEGMENT INFORMATION (CONTINUED)
    We provide information concerning the assets of the reportable segments in the following table:

                                                            DECEMBER 31,
                                                       -----------------------
                                                          2000         1999
                                                       ----------   ----------
                                                       (AMOUNTS IN THOUSANDS)
Segment Assets(1):
  Therapeutics(2)....................................  $1,341,656   $  338,960
  Diagnostics Products...............................      89,236       40,266
  Other..............................................      77,153       83,088
  Eliminations/Adjustments(3)........................     991,008      937,269
                                                       ----------   ----------
Total................................................  $2,499,053   $1,399,583
                                                       ==========   ==========

- ------------------------

(1) Segment assets for Genzyme General include primarily accounts receivable, inventory and certain fixed and intangible assets.

(2) Segment assets for Therapeutics include $1.1 billion of additional assets resulting from the acquisition of GelTex, including $465.1 million of intangible assets, $449.6 million of goodwill and $45.5 million of property, plant and equipment. See Note E., "Acquisitions," above.

(3) Eliminations/Adjustments for Genzyme General consists of the differences between the total assets for Genzyme General's segments and the total combined assets for Genzyme General as follows:

                                                             DECEMBER 31,
                                                        -----------------------
                                                           2000         1999
                                                        ----------   ----------
                                                        (AMOUNTS IN THOUSANDS)
Cash, cash equivalents, and short- and long-term
  investments.........................................   $339,259     $513,905
Due from Genzyme Biosurgery...........................     18,645        7,089
Due from Genzyme Molecular Oncology...................      4,660        3,793
Deferred tax assets--current..........................     46,836       41,195
Intangibles, net......................................     30,197       34,341
Property, plant and equipment, net....................    332,423      172,165
Investment in equity securities.......................    119,648       94,719
Deferred tax assets--noncurrent.......................         --       18,631
Other.................................................     99,340       51,431
                                                         --------     --------
  Total Eliminations/Adjustments......................   $991,008     $937,269
                                                         ========     ========

    Genzyme General operates in the healthcare industry and manufactures and markets its products primarily in the United States and Europe. Genzyme General's principal manufacturing facilities are located in the United States, United Kingdom, Switzerland and Germany. It purchases products from our subsidiaries in the United Kingdom and Switzerland for sale to customers in the United States. Genzyme General sets transfer prices from our foreign subsidiaries to allow it to produce profit margins commensurate with its sales and marketing effort. Our subsidiary in the Netherlands is Genzyme General's primary distributor of therapeutic products in Europe.

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE R. SEGMENT INFORMATION (CONTINUED)
    No subsidiary in any individual foreign country has revenue from sales of Genzyme General's products and services to external customers in excess of 10% of Genzyme General's total revenue. The following contains certain financial information by geographic area:

    The following table contains certain financial information by geographic area:

                                                  2000       1999       1998
                                                --------   --------   --------
                                                    (AMOUNTS IN THOUSANDS)
Revenues:
  U.S.........................................  $436,001   $412,611   $371,587
  Europe......................................   223,933    158,428    147,088
  Other.......................................    92,549     64,327     50,644
                                                --------   --------   --------
    Total.....................................  $752,483   $635,366   $569,319
                                                ========   ========   ========
Long-lived assets:
  U.S.........................................  $868,916   $647,024   $755,023
  Other.......................................    47,674     52,541     57,247
                                                --------   --------   --------
    Total.....................................  $916,590   $699,565   $812,270
                                                ========   ========   ========

    Genzyme General's results of operations are highly dependent on sales of Ceredase-Registered Trademark- and Cerezyme-Registered Trademark- enzymes. Sales of these products represented 78% of Genzyme General's product revenue in 2000, 84% of product revenue in 1999 and 81% of product revenue in 1998. Genzyme General sells these products directly to physicians, hospitals and treatment centers as well as through an unaffiliated distributor. Distributor sales represented 28% of Ceredase-Registered Trademark- and Cerezyme-Registered Trademark- enzyme revenues in each of 2000, 1999 and 1998. We believe that our credit risk associated with trade receivables is mitigated as a result of the fact that these products are sold to a large number of customers in a number of different industries and over a broad geographic area.

                                GENZYME GENERAL
                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE S. QUARTERLY RESULTS (UNAUDITED)

                                                        1ST        2ND        3RD         4TH
                                                      QUARTER    QUARTER    QUARTER    QUARTER(1)
                                                      --------   --------   --------   ----------
                                                                (AMOUNTS IN THOUSANDS)
2000
Net revenue.........................................  $170,626   $186,694   $192,165    $202,998
Gross profit........................................   129,411    140,536    137,651     142,817
Division net income.................................    45,309     63,990     50,973     (74,316)

1999
Net revenue.........................................  $150,766   $154,205   $157,669    $172,726
Gross profit........................................   113,519    117,557    120,693     126,223
Division net income.................................    33,505     27,913     29,971      50,688

- ------------------------

(1) Includes the reversal of reserves in the fourth quarter of 2000 totalling $4.1 million, before taxes, that were established in the prior three quarters of 2000. These reserves were considered in excess of requirements at December 31, 2000.

NOTE T. SUBSEQUENT EVENT

    On March 16, 2001, Genzyme General announced its preliminary analysis of results from the phase 2 trial of NeuroCell-TM--PD, a treatment for Parkinson's disease. Genzyme General is developing NeuroCell-TM--PD with Diacrin. Based on the results of the trial and the need for additional analysis of those results, a Phase 3 clinical study of NeuroCell-TM--PD will not be initiated before June 30, 2001. As a result, Genzyme General, at its election, may require Genzyme Biosurgery to repay Genzyme General $20.0 million of the $25.0 million Genzyme Biosurgery received from Genzyme General in connection with the transfer to Genzyme General of Genzyme Biosurgery's interest in the joint venture. This refund, together with accrued interest at 13.5% per year, will be due within 90 days of receipt of Genzyme General's election. The payment may be made in cash, Biosurgery designated shares, or a combination of both, at Genzyme Biosurgery's option.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Genzyme Corporation:

    In our opinion, the accompanying combined balance sheets and the related combined statements of operations and of cash flows present fairly, in all material respects, the financial position of Genzyme General (as described in Note A) at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    As more fully described in Note A. to these financial statements, Genzyme General is a division of Genzyme Corporation; accordingly, the combined financial statements of Genzyme General should be read in conjunction with the audited consolidated financial statements of Genzyme Corporation and Subsidiaries.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 23, 2001, except for Note T.,
as to which the date is March 16, 2001.