Form 10-K, Exhibit 13
period 2000-12-31
GENZYME CORP
filed 2001-04-02
CIK 732485

                                                                    EXHIBIT 13.3

                              FINANCIAL STATEMENTS
                               GENZYME BIOSURGERY
                       A DIVISION OF GENZYME CORPORATION

                                                                PAGE NO.
                                                              ------------
Combined Selected Financial Data............................      GB-2

Management's Discussion and Analysis of Genzyme Biosurgery's
  Financial Condition and Results of Operations.............      GB-5

Combined Statements of Operations--For the Years Ended
  December 31, 2000, 1999,
  and 1998..................................................     GB-22

Combined Balance Sheets--December 31, 2000 and 1999.........     GB-23

Combined Statements of Cash Flows--For the Years Ended
  December 31, 2000, 1999
  and 1998..................................................     GB-24

Notes to Combined Financial Statements......................     GB-26

Report of Independent Accountants...........................     GB-49

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

                        COMBINED SELECTED FINANCIAL DATA

    These selected financial data have been derived from the audited combined financial statements of Genzyme Biosurgery. You should read the following information in conjunction with Genzyme Biosurgery's audited financial statements and related notes contained elsewhere in this annual report.

    Genzyme Biosurgery is our operating division that develops and markets instruments, devices, biomaterials and biotherapeutic products to improve or replace surgery, with an emphasis on the orthopaedic and cardiothoracic markets.

    A series of our common stock, Genzyme Biosurgery Division Common Stock (which we refer to as "Biosurgery Stock") is designed to reflect the value and track the performance of this division. Biosurgery Stock is common stock of Genzyme Corporation, not of Genzyme Biosurgery; Genzyme Biosurgery is a division, not a company or legal entity, and therefore does not and cannot issue stock. The chief mechanisms intended to cause Biosurgery Stock to "track" the financial performance of Genzyme Biosurgery are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

    - factors the assets and liabilities and income or losses attributable to Genzyme Biosurgery into the determination of the amount available to pay dividends on Biosurgery Stock; and

    - requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock if all or substantially all of the assets allocated to Genzyme Biosurgery are sold to a third party.

    To determine earnings per share, we allocate Genzyme's earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Biosurgery Stock is defined in our charter as the net income or loss of Genzyme Biosurgery determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme Biosurgery in accordance with our management and accounting policies. Our charter also requires that all income and expenses of Genzyme be allocated among its divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

    Because the earnings allocated to Biosurgery Stock are based on the income or losses attributable to Genzyme Biosurgery, we include financial statements and management's discussion and analysis of Genzyme Biosurgery to aid investors in evaluating its performance.

    On December 18, 2000, we created Genzyme Biosurgery by combining two of our divisions, Genzyme Surgical Products and Genzyme Tissue Repair to form one new division, and simultaneously acquiring Biomatrix, Inc. in a tax-free exchange of stock and cash. These financial statements reflect the financial position, results of operations and cash flows allocated to Genzyme Biosurgery as if it had been accounted for as a separate division of the corporation for all periods presented, as it relates to Genzyme Surgical Products and Genzyme Tissue Repair. We accounted for the acquisition as a purchase and accordingly, the results of operations of Biomatrix are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from the date of acquisition. The aggregate purchase price of $426.2 million has been allocated to the fair value of the acquired assets and liabilities as of the acquisition date.

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

                  COMBINED SELECTED FINANCIAL DATA (CONTINUED)

COMBINED STATEMENTS OF OPERATIONS DATA (1)

                                                     FOR THE YEARS ENDED DECEMBER 31,
                                           -----------------------------------------------------
                                             2000        1999       1998       1997       1996
                                           ---------   --------   --------   --------   --------
                                                           (AMOUNTS IN THOUSANDS)
Revenues:
  Net product sales......................  $ 121,870   $111,951   $103,958   $100,835   $ 50,714
  Net service sales......................     23,321     20,305     17,008     10,856      7,312
  Revenue from research and development
    contracts............................         23         97        109         --         --
                                           ---------   --------   --------   --------   --------
    Total revenues.......................    145,214    132,353    121,075    111,691     58,026
Operating costs and expenses:
  Cost of products sold (2)..............     69,489     67,212     72,274     59,802     32,654
  Cost of services sold..................     12,298     13,237     13,438     11,788     11,193
  Selling, general and administrative....     92,238     87,841     81,876     79,632     55,510
  Research and development...............     37,000     36,075     29,050     22,132     18,573
  Amortization of intangibles............      7,096      5,750      5,748      5,647      2,984
  Purchase of in-process research and
    development (3)......................     82,143         --         --         --     24,170
  Charge for impaired asset (4)..........      4,321         --         --         --         --
                                           ---------   --------   --------   --------   --------
  Total operating costs and expenses.....    304,585    210,115    202,386    179,001    145,084
                                           ---------   --------   --------   --------   --------
    Operating loss.......................   (159,371)   (77,762)   (81,311)   (67,310)   (87,058)
Other income (expenses):
  Equity in net loss of unconsolidated
    affiliates (5).......................         --     (3,403)    (7,680)    (6,797)    (1,725)
  Charge for impaired investments (6)....     (7,300)        --         --         --         --
  Investment income......................      5,833      4,808      1,320      1,077      1,516
  Interest expense.......................     (1,364)    (1,858)    (2,631)    (2,930)      (206)
  Other..................................        (15)       138         60        236          8
                                           ---------   --------   --------   --------   --------
    Total other income (expenses)........     (2,846)      (315)    (8,931)    (8,414)      (407)
                                           ---------   --------   --------   --------   --------
Loss before income taxes.................   (162,217)   (78,077)   (90,242)   (75,724)   (87,465)
Tax benefit..............................         --         --         --         --        837
                                           ---------   --------   --------   --------   --------
Division net loss........................  $(162,217)  $(78,077)  $(90,242)  $(75,724)  $(86,628)
                                           =========   ========   ========   ========   ========

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

                  COMBINED SELECTED FINANCIAL DATA (CONTINUED)

COMBINED BALANCE SHEET DATA (1)

                                                                DECEMBER 31,
                                            ----------------------------------------------------
                                              2000       1999       1998       1997       1996
                                            --------   --------   --------   --------   --------
                                                           (AMOUNTS IN THOUSANDS)
Cash and investments......................  $ 78,163   $135,498   $  7,732   $ 32,890   $ 18,412
Working capital...........................    98,819    110,577     26,253     65,902     54,788
Total assets..............................   811,600    390,572    253,170    299,792    296,202
Long-term debt and capital lease
  obligations.............................   229,453     18,000     12,579     31,089     18,000
Division equity...........................   511,106    350,463    210,692    255,172    257,124

- ------------------------

(1) We formed Genzyme Biosurgery as a separate division of Genzyme on December 18, 2000 by combining two of our divisions, Genzyme Surgical Products and Genzyme Tissue Repair, and simultaneously acquiring
    Biomatrix, Inc. These data reflect the financial position, results of operations and cash flows attributable to Genzyme Biosurgery as if it had been accounted for as a separate division of the corporation for all periods presented as it relates to Genzyme Surgical Products and Genzyme Tissue Repair, and from the date of acquisition for Biomatrix.

(2) Cost of products sold for 1998 includes a $10.4 million charge to write-down our Sepra-TM- products inventory to net realizable value.

(3) Charges for in-process research and development were incurred in connection with the following acquisitions:

    - 2000--$82.1 million from the acquisition of Biomatrix; and

    - 1996--$24.2 million from the acquisition of Deknatel Snowden Pencer, Inc.

(4) Represents a charge to write off abandoned equipment at our Springfield Mills manufacturing facility.

(5) Operations of Diacrin/Genzyme LLC, our joint venture with Diacrin, Inc., commenced in October 1996 and was allocated to Genzyme Tissue Repair. In May 1999, we reallocated our ownership interest in the joint venture from Genzyme Tissue Repair to Genzyme General.

(6) Represents a charge for the write-down of a strategic equity investment whose decline in market value was deemed as "other than temporary."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF GENZYME BIOSURGERY'S FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS

INTRODUCTION

    This discussion contains forward-looking statements. These forward-looking statements represent the expectations of our management as of the filing date of this annual report. Actual results could differ materially from those anticipated by the forward-looking statements due to the risks and uncertainties described under the caption "Factors Affecting Future Operating Results" for Genzyme Biosurgery and Genzyme Corporation included in this annual report. You should consider carefully each of these risks and uncertainties in evaluating the financial condition and results of operations of Genzyme Biosurgery and Genzyme.

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

    We prepare the combined financial statements of Genzyme Biosurgery in accordance with generally accepted accounting principles. We present financial information and accounting policies specific to Genzyme Biosurgery in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read our consolidated financial statements in conjunction with the combined financial statements of Genzyme Biosurgery. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains a summary of our accounting policies.

    Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock," is a series of our common stock that is designed to reflect the value and track the performance of Genzyme Biosurgery. The chief mechanisms intended to cause Biosurgery Stock to "track" the financial performance of Genzyme Biosurgery are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

    - factors the assets and liabilities and income or losses attributable to Genzyme Biosurgery into the determination of the amount available to pay dividends on Biosurgery Stock; and

    - requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock if all or substantially all of the assets allocated to Genzyme Biosurgery are sold to a third party (a dividend or redemption payment must equal in value the net after-tax proceeds from the sale;

      an exchange must be for Genzyme General Stock at a 10% premium to the average market price of Biosurgery Stock following the announcement of the sale).

    To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Biosurgery Stock is defined in our charter as the net income or loss of Genzyme Biosurgery determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme Biosurgery in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. However, subject to its fiduciary duties, our board of directors can, at its discretion, change the methods of allocating earnings to each series of common stock. We intend to allocate earnings using our current methods for the foreseeable future.

    Because the earnings allocated to Biosurgery Stock are based on the income or losses attributable to Genzyme Biosurgery, we include financial statements and management's discussion and analysis of Genzyme Biosurgery to aid investors in evaluating its performance.

    While Biosurgery Stock is designed to reflect Genzyme Biosurgery's performance, it is common stock of Genzyme Corporation and not Genzyme Biosurgery; Genzyme Biosurgery is a division, not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of Biosurgery Stock have no specific rights to assets allocated to Genzyme Biosurgery. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme Biosurgery and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to Genzyme Biosurgery. Holders of Biosurgery Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of Biosurgery Stock and other tracking stockholders would only have the rights of common stockholders in the combined assets of Genzyme.

    Our charter sets forth what programs and businesses were initially allocated to Genzyme Biosurgery and states that going forward the division will also include all businesses, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between Genzyme Biosurgery and our other divisions and with third parties, and any resulting reallocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our divisional management and accounting policies, which are filed as Exhibit 99.1 to this annual report. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

    We present earnings per share data for Biosurgery Stock in our consolidated financial statements. We present financial information and accounting policies specific to Genzyme Biosurgery in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should, therefore, read this discussion and analysis of Genzyme Biosurgery's financial position and results of operations in conjunction with the financial statements and related notes of Genzyme Biosurgery, the discussion and analysis of Genzyme's financial position and results of operations, and the consolidated financial statements and related notes of Genzyme, all of which are included in this annual report.

RESULTS OF OPERATIONS

    The following discussion summarizes the key factors our management believes are necessary for an understanding of Genzyme Biosurgery's financial statements.

    The components of Genzyme Biosurgery's combined statements of operations are described in the following table:

                                                                                     00/99        99/98
                                                                                   INCREASE/    INCREASE/
                                                                                   (DECREASE)   (DECREASE)
                                             2000           1999          1998      % CHANGE     % CHANGE
                                           ---------      --------      --------   ----------   ----------
                                                   (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Total revenues..........................   $ 145,214      $132,353      $121,075       10%           9%
                                           ---------      --------      --------
Cost of products sold...................      69,489        67,212        72,274        3%          (7%)
Cost of services sold...................      12,298        13,237        13,438       (7%)         (1%)
Selling, general and administrative.....      92,238        87,841        81,876        5%           7%
Research and development................      37,000        36,075        29,050        3%          24%
Amortization of intangibles.............       7,096         5,750         5,748       23%           0%
Purchase of in-process research and
  development...........................      82,143            --            --      100%       N/A
Charge for impaired asset...............       4,321            --            --      100%       N/A
                                           ---------      --------      --------
    Total operating costs and
      expenses..........................     304,585       210,115       202,386       45%           4%
                                           ---------      --------      --------
Operating loss..........................    (159,371)      (77,762)      (81,311)     105%          (4%)
Other expenses, net.....................      (2,846)         (315)       (8,931)     803%         (96%)
                                           ---------      --------      --------
Division net loss.......................   $(162,217)     $(78,077)     $(90,242)     108%         (13%)
                                           =========      ========      ========

REVENUES

                                                                                     00/99        99/98
                                                                                   INCREASE/    INCREASE/
                                                                                   (DECREASE)   (DECREASE)
                                              2000          1999          1998      % CHANGE     % CHANGE
                                            --------      --------      --------   ----------   ----------
                                                    (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Cardiothoracic...........................   $ 76,406      $ 77,936      $ 74,545       (2%)          5%
Orthopaedics.............................     22,388        15,213        10,978       47%          39%
Biosurgical Specialties..................     46,397        39,107        35,443       19%          10%
                                            --------      --------      --------
    Total product and service revenues...    145,191       132,256       120,966       10%           9%
Research and development revenue.........         23            97           109      (76%)        (11%)
                                            --------      --------      --------
    Total revenues.......................   $145,214      $132,353      $121,075       10%           9%
                                            ========      ========      ========

2000 AS COMPARED TO 1999

    Cardiothoracic products include fluid management (chest drainage) systems, surgical closures, biomaterials, and instruments for conventional and minimally invasive cardiac surgery. The decrease in cardiothoracic product revenue was due to competitive pricing pressures in the chest drainage market. These factors were offset, in part, by the continued growth in minimally invasive cardiothoracic products and the revenue generated from FocalSeal-Registered Trademark--L, which was added to the cardiothoracic product line in 2000.

    The increase in orthopaedics revenue was due to the continued growth in sales of Carticel-Registered Trademark- chondrocytes and the sales of Synvisc-Registered Trademark-, which was added to the orthopaedics line in 2000 as a result of the acquisition of Biomatrix. The increase in sales of Carticel-Registered Trademark- chondrocytes was a result of continued increases in the numbers of patients treated and surgeons trained as well as an increase in the number of insurance reimbursement approvals.

    Biosurgical specialties revenue increased as a result of continued revenue growth in sales of Seprafilm-TM- bioresorbable membrane and Sepramesh-TM-biosurgical composite, which are used to limit the incidence and severity of post-operative adhesions. An increase in revenues from Genzyme Biosurgery's Snowden-Pencer-Registered Trademark- line of instruments for general and plastic surgery and products sold to original equipment manufacturers, including sutures, also contributed to the overall increase in biosurgical specialties product revenue.

    International sales as a percentage of total sales in 2000 were 25% as compared to 28% in 1999.

1999 AS COMPARED TO 1998

    The increase in cardiothoracic product revenues was primarily attributable to increased sales of instruments for minimally invasive cardiac surgery.

    The increase in orthopaedics revenue is due primarily to the increase in sales of Carticel-Registered Trademark- chondrocytes. This increase was attributable to the same factors to which the increases in 2000 are attributable.

    Biosurgical specialties revenue increased primarily as a result of an increase in sales of Seprafilm-TM- bioresorbable membrane as well as an increase in the sales of Genzyme Biosurgery's Snowden-Pencer-Registered Trademark- line of instruments for general and plastic surgery and products sold to original equipment manufacturers, including sutures.

    International sales as a percentage of total sales in 1999 and 1998 were 28%.

MARGINS

                                                                                        00/99        99/98
                                                                                      INCREASE/    INCREASE/
                                                                                      (DECREASE)   (DECREASE)
                                                 2000          1999          1998      % CHANGE     % CHANGE
                                               --------      --------      --------   ----------   ----------
                                                       (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Product margins.............................   $52,381       $44,739       $31,684        17%          41%
% of product revenue........................        43%           40%           30%
Service margins.............................    11,023         7,068         3,570        56%          98%
% of service revenue........................        47%           35%           21%
Total product and service gross margins.....   $63,404       $51,807       $35,254        22%          47%
% of total product and service revenues.....        44%           39%           29%

2000 AS COMPARED TO 1999

    Genzyme Biosurgery provides a broad range of healthcare products and services. As a result, Genzyme Biosurgery's gross margins may vary significantly depending on the market conditions of each product or service.

    Product margins increased during the period due to sales of higher margin products such as instruments for minimally invasive cardiac surgery. An increase in service margins is a result of certain cost reduction initiatives as well as increased sales of Carticel-Registered Trademark- chondrocytes during 2000.

1999 AS COMPARED TO 1998

    During 1998, Genzyme Biosurgery revised its forecasted sales of Sepra-TM-products and, in accordance with our policy, analyzed the Sepra-TM- products inventory to determine whether the carrying value exceeded the net realizable value. The revised forecast showed slower sales growth as well as higher manufacturing and sales and marketing costs than originally expected. In addition, the Sepra-TM- products inventory on-hand had a relatively high cost per unit because production was significantly less than originally planned. As a result, in the third quarter of 1998, Genzyme Biosurgery recorded a $10.4 million charge to cost of products sold to write down its inventory of Sepra-TM- products to net realizable value. Without the effect of this charge, Genzyme Biosurgery's product margin for 1998 would have been 40%.

    Excluding the charge described above, product margins remained relatively stable. Service margins increased slightly in 1999, primarily a result of increased sales of Carticel-Registered Trademark- chondrocytes, a reduction in labor and manufacturing expenses and a decrease in material expenses.

SG&A AND R&D EXPENSES

2000 AS COMPARED TO 1999

    Genzyme Biosurgery's selling, general and administrative expenses increased in 2000 due to increased spending for marketing of cardiothoracic products, including the launch of three new products for the cardiothoracic market and corporate branding efforts associated with the creation of Genzyme Biosurgery. The increase was offset, in part, by efforts to streamline operations relating to the provision of Carticel-Registered Trademark- chondrocytes and Epicel-Registered Trademark- skin grafts.

    Research and development expenses remained relatively stable for 2000 as compared to 1999.

1999 AS COMPARED TO 1998

    Genzyme Biosurgery's selling, general and administrative expenses increased in 1999 as a result of an increase in professional service fees and higher fringe benefit expenses and other costs associated with the creation of Genzyme Surgical Products as a separate division of Genzyme in June 1999.

    Genzyme Biosurgery's research and development expenses for 1998 includes a $1.7 million charge taken in the third quarter of 1998 to write off certain costs related to equipment that it used to manufacture the Sepra-TM- products. Excluding this charge, the increase in research and development costs was a result of the increased spending for Genzyme Biosurgery's cell and gene therapy programs as well as the initiation of several clinical trials for its products. The increase in research and development costs was also attributable to a $2.0 million milestone payment to a collaborator that was recorded in June 1999. These increases were partially offset by the termination of Genzyme Biosurgery's TGF-b and some of its other research and development programs.

PURCHASE OF IN-PROCESS RESEARCH AND DEVELOPMENT

    In connection with the purchase of Biomatrix, Genzyme Biosurgery allocated approximately $82.1 million of the purchase price to in-process research and development, or IPR&D. Although management ultimately is responsible for determining the fair value of the acquired IPR&D, we engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired.

    The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached technological feasibility. A 38% discount rate was used, which is consistent with the risks of each project. In estimating future cash flows, management considered other tangible and intangible assets, including core technology, required for successful exploitation of the technology resulting from each purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased research and development was the amount attributable to the efforts of Biomatrix up to the time of acquisition. This amount was estimated through application of the "stage of completion" calculation, which calculation involves multiplying total estimated revenue for IPR&D by the percentage of completion of each purchased research and development project at the time of acquisition.

    The significant assumptions underlying the valuations included potential revenues, costs of completion, the timing of product approvals and the selection of appropriate probability of success and discount rate. None of Biomatrix's IPR&D projects had reached technological feasibility at the date of acquisition, nor did they have any alternative future use. Consequently, in accordance with generally accepted accounting principles, the amount allocated to IPR&D was charged as an expense in Genzyme Biosurgery's financial statements for the year ended December 31, 2000. Genzyme Biosurgery is amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 1.5 years to 11 years.

    Below is a brief description of the IPR&D projects, including an estimation of when management believes Genzyme Biosurgery may realize revenues from the sale of these products in the respective application:

                                                                                         VALUE AT        ESTIMATED
                                                                                        ACQUISITION       COST TO
          PROGRAM                PROGRAM DESCRIPTION          DEVELOPMENT STATUS           DATE          COMPLETE
          -------                -------------------          ------------------       -------------   -------------
                                                                                       (IN MILLIONS)   (IN MILLIONS)
Viscosupplementation         Use of elastoviscous             - Expect to complete         $33.8           $ 9.5
                             solutions and viscoelastic         clinical studies
                             gels in disease conditions         demonstrating
                             to supplement tissues and          efficacy as a
                             body fluids, alleviating           treatment for chronic
                             pain and restoring normal          hip pain, with
                             function                           potential market
                                                                approval expected
                                                                later in 2001

Viscoaugmentation            Use of viscoelastic gels to      - U.S. clinical studies  8.6             6.8
                             provide scaffolding for            for
                             tissue regeneration or as          Hylaform-Registered Trademark-
                             an inert elastic filler for        expected to be
                             tissues of the skin and the        complete in 2001 with
                             subcutaneous and                   product launch
                             intermuscular connective           expected in late 2001
                             tissues                          -
                                                              Hylagel-Registered Trademark-
                                                              Uro expected to be
                                                                submitted for FDA
                                                                approval and for
                                                                approval in Canada
                                                                and Europe in 2002,
                                                                with product launch
                                                                in 2003

                                                                                         VALUE AT        ESTIMATED
                                                                                        ACQUISITION       COST TO
          PROGRAM                PROGRAM DESCRIPTION          DEVELOPMENT STATUS           DATE          COMPLETE
          -------                -------------------          ------------------       -------------   -------------
                                                                                       (IN MILLIONS)   (IN MILLIONS)
Viscoseparation              Use of viscoelastic gels         - Clinical studies have       39.7             8.3
(Anti-Adhesion)              and membranes to separate          been initiated in the
                             tissues and to decrease            U.S., Germany,
                             formation of adhesions and         France, the United
                             excessive scars after              Kingdom and Belgium.
                             surgery                            Completion is
                                                                expected by the
                                                                fourth quarter of
                                                                2001, with
                                                                submissions for
                                                                regulatory approvals
                                                                in the United States,
                                                                Canada and Europe
                                                                thereafter.
                                                              - Expected product
                                                                launch in Europe by
                                                                the second quarter of
                                                                2002 and in the
                                                                United States by the
                                                                fourth quarter of
                                                                2002
                                                                                           -----           -----
                                                                                           $82.1           $24.6
                                                                                           =====           =====

    As of December 31, 2000, the technological feasibility of the projects had not yet been reached and no significant departures from the assumptions included in the valuation analysis had occurred. Substantial additional research and development will be required prior to reaching technological feasibility. In addition, each product needs to successfully complete a series of clinical trials and to receive FDA or other regulatory approval prior to commercialization. There can be no assurance that these projects will ever reach feasibility or develop into products that can be marketed profitably, nor can there be assurance Genzyme Biosurgery will be able to develop and commercialize these products before its competitors. If these products are not successfully developed and do not become commercially viable, our results of operations could be materially affected.

CHARGE FOR IMPAIRED ASSET

    In 2000, Genzyme Biosurgery recorded a $4.3 million charge for the write-off of abandoned equipment at our Springfield Mills manufacturing facility located in the United Kingdom. The write-off of equipment related to the Sepra-TM-product line and did not have other alternative uses.

OTHER INCOME AND EXPENSES

                                                                                         00/99        99/98
                                                                                       INCREASE/    INCREASE/
                                                                                       (DECREASE)   (DECREASE)
                                                  2000          1999          1998      % CHANGE     % CHANGE
                                                --------      --------      --------   ----------   ----------
                                                        (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Equity in net loss of unconsolidated
  affiliates.................................   $    --       $(3,403)      $(7,680)      (100%)       (56%)
Charge for impaired investments..............    (7,300)           --            --        100%      N/A
Investment income............................     5,833         4,808         1,320         21%        264%
Interest expense.............................    (1,364)       (1,858)       (2,631)       (27%)       (29%)
Other........................................       (15)          138            60       (111%)       130%
                                                -------       -------       -------
    Total other income (expenses)............   $(2,846)      $  (315)      $(8,931)       803%        (96%)
                                                =======       =======       =======

2000 AS COMPARED TO 1999

    Genzyme Biosurgery recorded a $7.3 million charge in 2000 in connection with the write-down of Genzyme Biosurgery's investment in the common stock of Focal, Inc., because we considered the decline in the value of this investment to be other than temporary.

    The charge was partially offset by an increase in investment income and a decrease in equity in net loss of unconsolidated affiliates. Investment income increased because Genzyme Biosurgery had a higher average cash balance during 2000. Equity in net loss of joint venture decreased as a result of the reallocation of Genzyme's ownership interest in Diacrin/Genzyme LLC from Genzyme Biosurgery to Genzyme General in May 1999.

1999 AS COMPARED TO 1998

    The decrease in other expenses is primarily due to an increase in investment income. Investment income increased because Genzyme Biosurgery had a higher average cash balance as a result of the allocation to Genzyme Biosurgery in June 1999 of $150.0 million in cash from Genzyme General.

LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 2000, Genzyme Biosurgery had cash, cash equivalents, and short- and long-term investments of $78.2 million, a decrease of $57.3 million from December 31, 1999.

    Genzyme Biosurgery used $54.8 million in cash for operations in 2000. This is primarily due to Genzyme Biosurgery's net loss of $162.2 million for the year offset by a non-cash charge for in-process research and development of $82.1 million.

    Genzyme Biosurgery's investing activities in 2000 used $113.5 million, primarily consisting of $196.3 million of net cash used in connection with the acquisition of Biomatrix, $5.0 million to purchase shares of Focal common stock and $2.9 million to fund capital expenditures, offset by $102.1 million in cash generated from its investment portfolio.

    As a result of the allocation of assets from Genzyme General in connection with the creation of Genzyme Biosurgery as a separate division of Genzyme, financing activities generated $214.6 million in 2000.

    In November 2000, we exercised our option to purchase all of the outstanding Class A limited partnership interests of Genzyme Development Partners, L.P. for approximately $26.0 million in cash. This payment was made in January 2001, at which time significant control passed to Genzyme Biosurgery. Genzyme Biosurgery's cash reserves were diminished as a result of this purchase. We are also required to pay royalties to the former holders of the Class A interests on sales of the Sepra-TM- products for ten years.

    In connection with our acquisition of Biomatrix, Genzyme Biosurgery assumed a 6.9% convertible subordinated note due May 14, 2003. At December 31, 2000, $10.0 million of this note remained outstanding. Genzyme Biosurgery will use a part of its cash flow to satisfy debt service on this note. If all or a portion of the note is not converted at the option of the holder into Biosurgery Stock, at maturity Genzyme Biosurgery's cash reserves will be diminished by the amount necessary to repay the outstanding principal of the note.

    Prior to our acquisition of Biomatrix, Biomatrix sold 744,000 shares of its common stock to certain of its employees, directors and consultants in exchange for ten-year, full recourse promissory notes. The notes accrue interest at rates ranging from 5.30% to 7.18% and mature at various dates from May 2007 through September 2009, upon which all outstanding principal and accrued interest becomes payable. As a result of the acquisition, these shares were converted into 532,853 shares of Biosurgery Stock and Genzyme Biosurgery recorded
$14.7 million of outstanding principal and accrued interest to division equity because the notes were received in exchange for the issuance of stock.

    Genzyme Biosurgery, together with our other operating divisions, has access to our $500.0 million revolving credit facility, $150.0 million of which matures in December 2001 and $350.0 million which matures in December 2003. At
December 31, 2000, $350.0 million was outstanding under the portion of the facility that matures in December 2003, $200.0 million of which was allocated to Genzyme Biosurgery in connection with the financing of a portion of the cash component of the Biomatrix merger consideration. Borrowings under this facility bear interest at LIBOR plus a margin. Genzyme Biosurgery will use a large part of its cash flow to make principal and interest payments on this debt. If Genzyme Biosurgery's cash flow from operations is insufficient to meet these obligations, it may need to borrow additional funds to make these payments.

    In May 1998, our board of directors made $50.0 million of Genzyme General's cash available to Genzyme Tissue Repair in order for Genzyme Tissue Repair to fund its obligations under Diacrin/ Genzyme LLC, its joint venture with Diacrin, Inc. to develop and commercialize NeuroCell-TM--PD, a treatment for Parkinson's disease. Under this arrangement, Genzyme Tissue Repair was able to draw down funds as needed each quarter in exchange for Genzyme Tissue Repair designated shares based on the fair market value of Tissue Repair Stock (as defined in our charter) at the time of the draw. Genzyme Tissue Repair made a $5.0 million draw in February 1999. In May 1999, the amount available under this arrangement was reduced to $25.0 million in connection with the reallocation of our ownership interest in Diacrin/Genzyme LLC from Genzyme Tissue Repair to Genzyme General.

    In each of March and September 2000, Genzyme Tissue Repair made
$5.0 million draws under this arrangement in exchange for an aggregate of 1,692,657 Tissue Repair designated shares. Upon the formation of Genzyme Biosurgery in December 2000, these designated shares were converted into 567,379 Biosurgery designated shares. Biosurgery designated shares are shares of Biosurgery Stock that are created when cash or other assets are transferred from Genzyme General to Genzyme Biosurgery. The proceeds from the sale of these shares will be allocated to Genzyme General. At December 31, 2000,
$10.0 million of Genzyme General's cash remained available to Genzyme Biosurgery under this arrangement.

    In March 2001, Genzyme General announced its preliminary analysis of results from the phase 2 trial of NeuroCell-TM--PD. Based on the results of the trial and the need for additional analysis of those results, a phase 3 clinical study of NeuroCell-TM--PD will not be initiated before June 30, 2001. As a result, Genzyme General may, at its election, require Genzyme Biosurgery to repay Genzyme General $20.0 million of the $25.0 million Genzyme Biosurgery received from Genzyme General in connection with the transfer to Genzyme General of Genzyme Biosurgery's interest in the joint venture. This refund, together with accrued interest at 13.5% per year, will be due within 90 days of receipt of

Genzyme General's notice of its election. This payment may be made in cash, Biosurgery designated shares, or a combination of both, at Genzyme Biosurgery's option. If Genzyme Biosurgery elects to repay Genzyme General in cash, Genzyme Biosurgery's cash reserves will be diminished.

    We believe that Genzyme Biosurgery's cash resources, together with the revenues generated from its products and distribution agreements, will be sufficient to finance its planned operations and capital requirements through 2001. Genzyme Biosurgery intends to use substantial portions of its available cash for:

    - research and development;

    - product development and marketing, including for Synvisc-Registered Trademark-;

    - expanding facilities; and

    - working capital.

Genzyme Biosurgery's cash needs may differ from those planned as a result of many factors, including the:

    - results of research and development efforts;

    - ability to establish and maintain strategic alliances;

    - ability to enter into and maintain licensing arrangements and additional distribution arrangements;

    - ability to share costs of product development with research and marketing partners;

    - costs involved in enforcing patent claims and other intellectual property rights;

    - market acceptance of novel approaches and therapies;

    - success of its initiatives to reduce expenses and streamline its operations;

    - development of competitive products; and

    - ability to satisfy regulatory requirements of the FDA and other governmental authorities.

    In February 2001, Genzyme Biosurgery announced its intention to divest the Snowden-Pencer-Registered Trademark- surgical instruments product lines. These product lines include hand-held reusable instruments and endoscopic instruments for general plastic and gynecological surgery. We are currently assessing which assets will be offered for sale. Genzyme Biosurgery also announced its intention to terminate the production of Synvisc-Registered Trademark- in Canada and sell its manufacturing facility in Pointe-Claire, Canada. We expect to complete these transactions in the second half of 2001.

    Genzyme Biosurgery may require significant additional financing to continue operations beyond 2001. We cannot guarantee that Genzyme Biosurgery will be able to obtain any additional financing, extend any existing financing arrangement, or find either on terms that we consider favorable. If Genzyme Biosurgery has insufficient funds or is unable to raise additional funds, it may delay, scale back or eliminate certain of its programs. Genzyme Biosurgery may also have to give third parties rights to commercialize technologies or products that it would otherwise have sought to commercialize itself.

NEW ACCOUNTING PRONOUNCEMENTS, EURO AND MARKET RISK

    See "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations" included in this annual report.

FACTORS AFFECTING FUTURE OPERATING RESULTS

    The future operating results of Genzyme Biosurgery could differ materially from the results described above due to the risks and uncertainties described below and under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations--Factors Affecting Future Operating Results" included in this annual report.

A FAILURE TO INCREASE SALES OF SYNVISC-REGISTERED TRADEMARK- COULD HAVE A NEGATIVE EFFECT ON OUR BUSINESS.

    Genzyme Biosurgery expects to generate a substantial portion of its product revenues from sales of Synvisc-Registered Trademark-, a treatment of osteoarthritis of the knee. Revenues from Synvisc-Registered Trademark- could be impacted negatively if competitive treatments for osteoarthritis of the knee are deemed more efficacious or cost effective. Some companies are developing competitive products, and other companies may do so in the future.

    The commercial success of Synvisc-Registered Trademark- also will depend on many other factors, including:

       - THE AVAILABILITY OF THIRD PARTY REIMBURSEMENT.

           Many third party payers in the United States and abroad cover Synvisc-Registered Trademark-. Genzyme Biosurgery will continue to discuss reimbursement for Synvisc-Registered Trademark- with European government agencies. We cannot guarantee that any third party payers will continue to cover Synvisc-Registered Trademark- or that additional third party payers will begin to provide reimbursement.

       - CONTINUED RELATIONS WITH MARKETING PARTNERS.

           Genzyme Biosurgery has entered into several distribution agreements for marketing and distributing Synvisc-Registered Trademark-. Genzyme Biosurgery has in the past and may in the future periodically reacquire distribution rights in some territories if partners cease to perform under agreements relating to these territories. Genzyme Biosurgery may not be able to maintain or replace these marketing partners. In this event, there may be disruptions in sales associated with restructuring Genzyme Biosurgery's distribution arrangements.

    The future commercial success of Synvisc-Registered Trademark-, as well as the other marketed products allocated to Genzyme Biosurgery, is highly uncertain. For additional details concerning the risks associated with commercializing novel biotechnology products, we encourage you to review the factors described under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations--Factors Affecting Future Operating Results" included in this annual report.

THE COMMERCIAL SUCCESS OF CARTICEL-REGISTERED TRADEMARK- CHONDROCYTES IS
  UNCERTAIN.

    Carticel-Registered Trademark- cartilage repair service involves a proprietary process for growing autologous chondrocytes (a patient's own cartilage cells) to replace those that are damaged or lost. Revenues from Carticel-Registered Trademark- chondrocytes represented approximately 13% of Genzyme Biosurgery's total revenue during 2000. The commercial success of Carticel-Registered Trademark- chondrocytes will depend on many factors, including the following:

       - POSITIVE RESULTS FROM POST-MARKETING STUDIES.

           If two ongoing post-marketing studies do not demonstrate that treatment with Carticel-Registered Trademark- chondrocytes is superior to the alternatives studied, the FDA may suspend or withdraw its approval of Carticel-Registered Trademark- chondrocytes.

       - FDA APPROVAL OF RELATED DEVICE.

           Genzyme Biosurgery has developed a device to improve the procedure for implanting Carticel-Registered Trademark- chondrocytes and has filed for marketing approval with the FDA. We cannot guarantee that the FDA will approve this device, that this device will improve the procedure for implanting Carticel-Registered Trademark- chondrocytes, or that this device will gain commercial acceptance.

       - THE AVAILABILITY OF THIRD PARTY REIMBURSEMENT.

           Since the FDA approved Carticel-Registered Trademark- chondrocytes, Genzyme has seen a substantial increase in the number of third party payers who cover it. Some third party payers, however, do not cover Carticel-Registered Trademark- chondrocytes. Genzyme cannot guarantee that any third party payers will continue to cover it or that additional third party payers will begin to provide reimbursement.

           Although FDA approval is a crucial factor in insurance plans deciding to cover new treatments, a number of major insurance plans also base such decisions on their own or third party evaluations of treatments. One independent association that conducts evaluations is the Blue Cross Blue Shield Association. The Blue Cross Blue Shield Association has determined that its Technology Assessment Committee does not believe that Carticel-Registered Trademark- chondrocytes meets all of its published criteria for new treatments. We believe that Carticel-Registered Trademark- chondrocytes does in fact meet all of these criteria and are discussing the evaluation with the Blue Cross Blue Shield Association. While individual Blue Cross Blue Shield plans representing more than 50% of Blue Cross Blue Shield policyholders have provided policy coverage for Carticel-Registered Trademark- chondrocytes without a favorable evaluation by the Blue Cross Blue Shield Association, many Blue Cross Blue Shield plans have delayed approving
           Carticel-Registered Trademark- chondrocytes from coverage under their policies as a direct result of this unfavorable ruling. Since these remaining plans represent a significant percentage of insured lives in the United States, this ruling has restricted our access to a substantial portion of the market for Carticel-Registered Trademark-chondrocytes.

       - THE SUCCESS OF COMPETITIVE PRODUCTS.

           The process we use to grow a patient's cartilage cells is not patentable, and we do not yet have significant patent protection covering the other processes used in providing
           Carticel-Registered Trademark- chondrocytes. Consequently, we cannot prevent a competitor from developing the ability to grow cartilage cells and from offering a product or service that is similar or superior to Carticel-Registered Trademark- chondrocytes. If a competitor were to develop such ability and obtain FDA approval for a competitive product or service, Genzyme Biosurgery's results of operations would be negatively impacted. We are aware of at least two other companies that are growing autologous cartilage cells for cartilage repair in the European market. Also, several pharmaceutical and biotechnology companies are developing alternative treatments for knee cartilage damage. One or more of these companies may develop products or services superior to the Carticel-Registered Trademark-chondrocytes.

       - MARKET ACCEPTANCE BY ORTHOPAEDIC SURGEONS.

           We are marketing Carticel-Registered Trademark- chondrocytes to orthopaedic surgeons. We cannot guarantee that we will train enough surgeons who incorporate Carticel-Registered Trademark- chondrocytes into their practice to make it commercially successful.

       - FLUCTUATING REVENUES DUE TO SEASONAL FACTORS.

           Genzyme expects that the revenues from the sale of the Carticel-Registered Trademark- chondrocytes will fluctuate based on Genzyme Biosurgery's success in penetrating the market, the availability of competitive procedures and the availability of third party reimbursement.

           Genzyme cannot predict the timing or magnitude of these fluctuations. Furthermore, Genzyme expects that revenues from Carticel-Registered Trademark- chondrocytes will be lower in the summer months because fewer operations are typically performed during those months.

       - RELIANCE ON KEY COLLABORATORS.

           Carticel-Registered Trademark- chondrocytes were developed based on the work of a group of Swedish physicians. These physicians and other individuals who are familiar with the know-how underlying Carticel-Registered Trademark- chondrocytes through their association with these physicians, may disclose the information to our competitors. This event could have an adverse effect on Genzyme Biosurgery's results of operations.

           Genzyme Biosurgery will have a sponsored research agreement with the University of Gothenburg in Sweden and certain physicians, including the two physicians who lead the group that developed Carticel-Registered Trademark- chondrocytes. The purpose of the agreement is to conduct additional research on Carticel-Registered Trademark- chondrocytes. The agreement will prohibit members of the research team from disclosing any information relating to Genzyme Biosurgery or its business that they acquire in connection with their work under the agreement. The agreement also will state that all inventions that the members conceive or reduce to practice during the course of the research program will be Genzyme Biosurgery's property, with royalties payable to the inventing member. We cannot guarantee that these members will honor their obligations under the sponsored research agreement.

GENZYME BIOSURGERY WILL DEVOTE SIGNIFICANT RESOURCES TO DEVELOP NOVEL PRODUCTS AND TREATMENTS THAT MAY NOT BE COMMERCIALLY SUCCESSFUL.

    Genzyme Biosurgery has devoted a significant amount of money to developing products that will represent alternatives to traditional surgical procedures or treatments. These products will likely require several years of aggressive and costly marketing before they might become widely accepted by the surgical community. Genzyme Biosurgery expects to develop products that are designed to enable surgeons to perform minimally invasive cardiovascular surgery. The medical conditions that can be treated with minimally invasive cardiovascular surgery are currently being treated with widely accepted surgical procedures such as coronary artery bypass grafting and catheter-based treatments, including balloon angioplasty, atherectomy and coronary stenting. To date, minimally invasive cardiovascular surgery has been performed on a limited basis and its further adoption by the surgical community will partly depend on Genzyme Biosurgery's ability to educate cardiothoracic surgeons about its effectiveness and to facilitate the training of cardiothoracic surgeons in minimally invasive cardiovascular surgery techniques.

    Similarly, until recently surgeons have not used products designed to reduce the incidence and extent of postoperative adhesions. Since 1996, when Seprafilm-TM- bioresorbable membrane was introduced, market acceptance of anti-adhesion products has been slow. To increase sales of the Sepra-TM-products, Genzyme Biosurgery has had to educate surgeons and hospital administrators about the problems of, and costs associated with, adhesions and the benefits of preventing adhesions. Genzyme Biosurgery also has had to, and continues to have to, train surgeons on the proper handling and use of these products.

    We cannot guarantee that Genzyme Biosurgery's continued efforts in educating and training the surgical community will result in the widespread adoption of minimally invasive cardiovascular surgery and anti-adhesion products or that surgeons adopting these procedures and products will use Genzyme Biosurgery's products.

ADVERSE EVENTS IN THE FIELD OF GENE THERAPY MAY NEGATIVELY AFFECT REGULATORY APPROVAL OR PUBLIC PERCEPTION OF GENZYME BIOSURGERY'S GENE THERAPY PRODUCTS.

    The death of a patient undergoing gene therapy using an adenoviral vector to deliver a therapeutic gene has been widely publicized. Although this patient was not part of a Genzyme Biosurgery clinical trial, deaths and any other adverse events in the field of gene therapy that may occur in the future may result in greater governmental regulation and potential regulatory delays relating to the testing or approval of Genzyme Biosurgery's gene therapy products. As a result of the death, the U.S. Senate has conducted hearings to determine whether additional legislation is required to protect volunteers and patients who participate in gene therapy clinical trials. Additionally, the Recombinant DNA Advisory Committee, which acts as an advisory body to the National Institutes of Health (NIH), has extensively discussed the use of adenoviral vectors in gene therapy clinical trials and recently issued a draft report on the safety of adenoviral vectors. While this draft report recommends that clinical trials using adenoviral vectors should continue with caution, it also suggested a number of changes in the way gene therapy clinical trials are conducted. If any new guidelines are adopted by the NIH, Genzyme Biosurgery's gene therapy clinical trials could be delayed or become more expensive to conduct.

    The commercial success of any gene therapy products that Genzyme Biosurgery develops will depend in part on public acceptance of the use of gene therapies for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain the acceptance of the public or the medical community. Negative public reaction to gene therapy could result in:

       - greater government regulation;

       - stricter clinical trial oversight;

       - tighter commercial product labeling requirements of gene therapies; and

       - a decrease in the demand for any gene therapy product that Genzyme Biosurgery may develop.

    Recently, the NIH and FDA have issued proposed rules regarding the public disclosure of information from gene therapy trials. If these rules become regulation, additional public disclosure requirements may affect public perception of gene therapies.

BECAUSE GENZYME BIOSURGERY HAS SIGNIFICANT FIXED PAYMENTS, IT WILL NEED TO DEVOTE A SUBSTANTIAL PORTION OF ITS CASH FLOW TO MAKE THE PAYMENTS AND MAY NEED TO BORROW MONEY IN THE FUTURE TO MAKE DEBT PAYMENTS AND OPERATE ITS BUSINESS.

    As of December 31, 2000, we had allocated to Genzyme Biosurgery approximately $218.0 million borrowed under a credit facility. Genzyme Biosurgery will use a large part of its cash flow to make principal and interest payments on this debt. If Genzyme Biosurgery's cash flow from operations is insufficient to meet these obligations, the division may need to borrow to make these payments. We cannot guarantee that such additional financing will be available or available on favorable terms.

    In addition to amounts borrowed under the credit facility, significant cash obligations allocated to Genzyme Biosurgery include the following:

    - GENZYME GENERAL.

       In 1999, Genzyme Biosurgery received $25.0 million in cash from Genzyme General in connection with the transfer to Genzyme General of our interest in a joint venture with Diacrin, Inc. If the joint venture does not initiate a phase 3 clinical trial of NeuroCell-TM--PD by June 30, 2001, Genzyme Biosurgery will be required to repay Genzyme General
       $20.0 million plus accrued interest at 13.5% per year in cash, Biosurgery designated shares, or a combination of both, at its option, provided that Genzyme General notifies Genzyme Biosurgery of its intent to require this repayment. If these milestones are not achieved, and Genzyme Biosurgery elects to repay Genzyme General in cash, Genzyme Biosurgery's cash reserves will be diminished. If Genzyme Biosurgery elects to repay Genzyme General in shares of Biosurgery designated shares, this would dilute the rights of the holders of Biosurgery Stock and could adversely affect the market price of Biosurgery Stock.

    - UBS WARBURG LLC.

       In connection with our acquisition of Biomatrix, Genzyme Biosurgery Corporation, a wholly-owned subsidiary of ours, assumed a 6.9% convertible subordinated note due May 14, 2003 in favor of UBS Warburg LLC. At December 31, 2000, $10.0 million of this note remained outstanding. Genzyme Biosurgery will use a part of its cash flow to satisfy debt service on this note. If all or a portion of the note is not converted at the option of the holder into Biosurgery Stock, at maturity Genzyme Biosurgery's cash reserves will be diminished by the amount necessary to repay the outstanding principal of the note.

GENZYME BIOSURGERY ANTICIPATES FUTURE LOSSES AND MAY NEVER BECOME PROFITABLE.

    Genzyme Biosurgery expects to have operating losses before amortization of intangibles and goodwill through at least the second quarter of 2001 as it combines the operations of Genzyme Surgical Products, Genzyme Tissue Repair and Biomatrix, and as it continues to spend substantial amounts of money on, among other things, conducting research, development, regulatory and commercialization activities to support its expanded product lines. This strategy involves risks, which include supporting higher levels of operating expenses, attracting and retaining employees, and dealing with other management difficulties that arise from rapid growth. If Genzyme Biosurgery cannot manage growth effectively, it may not become profitable.

IF GENZYME BIOSURGERY FAILS TO OBTAIN CAPITAL NECESSARY TO FUND ITS OPERATIONS, IT WILL BE UNABLE TO FUND DEVELOPMENT PROGRAMS AND COMPLETE CLINICAL TRIALS.

    We anticipate that Genzyme Biosurgery's current cash resources, together with revenues generated from products sales, will be sufficient to fund its operations through at least 2001.

    Genzyme Biosurgery's cash needs may differ from those planned because of many factors, including the:

       - ability to become profitable;

       - results of research and development efforts and clinical testing;

       - ability to share costs of product development with research and marketing partners;

       - ability to establish strategic alliances and licensing arrangements for research and development programs;

       - achievement of milestones under strategic alliances;

       - ability to establish and maintain additional distribution arrangements;

       - costs of protecting its intellectual property rights;

       - market's acceptance of novel approaches and therapies;

       - success of its initiatives to reduce expenses and streamline its operations;

       - development of competing products; and

       - ability to satisfy regulatory requirements of the FDA and other government authorities.

    Genzyme Biosurgery may require significant additional financing to continue operations at anticipated levels. We cannot guarantee that it will be able to obtain additional financing or find it on favorable terms. If Genzyme Biosurgery has insufficient funds or is unable to raise additional funds, it may have to delay, reduce or eliminate certain of its programs. Genzyme Biosurgery may also have to give third parties rights to attempt to commercialize technologies or products that it would otherwise have sought to commercialize itself.

CHANGES IN GENZYME BIOSURGERY'S MANUFACTURING CAPABILITIES COULD SIGNIFICANTLY REDUCE ITS ABILITY TO DELIVER ITS PRODUCTS.

    Genzyme Biosurgery is engaged in the production of a wide variety of products and services. Genzyme Biosurgery's manufacturing processes are highly complex and are regulated by the government. It is possible that Genzyme Biosurgery will have problems maintaining or expanding its facilities in the future. These problems could cause delays in production or delivery. Any significant disruption in Genzyme Biosurgery's manufacturing operations or in its ability to manufacture products cost effectively could have an adverse effect on its business, results of operations, and financial condition.

COMPETITION FROM OTHER MEDICAL DEVICE AND TECHNOLOGY COMPANIES COULD HURT GENZYME BIOSURGERY'S PERFORMANCE.

    The human health care products and services industry is extremely competitive. Major medical device and technology companies compete or may compete with Genzyme Biosurgery. These include such companies as:

       - Atrium Medical Corporation and Sherwood-Davis & Geck, a division of Tyco International, Ltd., in the cardiovascular fluid management market;

       - The Ethicon division of Johnson & Johnson Ltd. and U.S. Surgical Corporation, a division of Tyco, in the cardiovascular closure market;

       - CardioThoracic Systems, Inc., Medtronic, Inc., U.S. Surgical, Guidant Corporation, Baxter Healthcare Corporation and Ethicon in the minimally invasive cardiovascular surgery market;

       - Ethicon, Lifecore Biomedical, Inc., Life Medical Sciences, Inc. and Gliatech, Inc. in the anti-adhesion market;

       - Karl Storz Endoscopy America, Inc., Scanlan International, Inc., Pilling Weck Surgical Instruments and the Codman division of Johnson & Johnson Ltd. in the reusable instruments market; and

       - Fidia S.p.A., Sanofi and OrthoLogic Corp., Anika Therapeutics, Inc. and Zimmer, Inc., and Seikagiku Corporation and Smith & Nephew in the visco supplementation products market.

These competitors may have superior research and development, marketing and production capabilities. Some competitors also may have greater financial resources than Genzyme Biosurgery. The division is likely to incur significant costs developing and marketing new products without any guarantee that they will be competitively successful in one or more markets. The future success of Genzyme Biosurgery will depend on its ability to effectively develop and market its products against those of its competitors.

THE TREND TOWARD CONSOLIDATION IN THE SURGICAL DEVICES INDUSTRY MAY ADVERSELY AFFECT GENZYME BIOSURGERY'S ABILITY TO MARKET SUCCESSFULLY ITS PRODUCTS TO SOME SIGNIFICANT PURCHASERS.

    The current trend among hospitals and other significant consumers of surgical devices is to combine into larger purchasing groups to increase their purchasing power and thus reduce their purchase price for surgical devices. Partly in response to this development, surgical device manufacturers have been consolidating to be able to offer more comprehensive product lines to these larger purchasing groups. In order to market successfully its products to larger purchasing groups, Genzyme Biosurgery may have to expand its product lines or enter into joint marketing or distribution agreements with other manufacturers of surgical devices. We cannot guarantee that it will be able to employ either of these initiatives or that, when employed, these initiatives will increase the marketability of its products.

BIOMATRIX FACES LITIGATION THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON GENZYME BIOSURGERY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    We encourage you to read the material under "--Risks Related to Genzyme--In connection with our acquisition of Biomatrix, our subsidiary assumed litigation faced by Biomatrix." That material describes a securities lawsuit filed against Biomatrix prior to Genzyme's acquisition of Biomatrix.

SUBSEQUENT EVENTS

    In January 2001, Focal, Inc. exercised its option to require Genzyme Biosurgery to purchase $5.0 million in Focal common stock at a price of $2.06 per share at which time its investment in Focal became an equity interest. Genzyme Biosurgery is committed, at Focal's option, to make an additional equity investment in June 2001 of $5.0 million subject to certain conditions.

    In February 2001, Genzyme Biosurgery announced its intention to divest the Snowden-Pencer-Registered Trademark- surgical instruments product lines. These product lines include hand-held reusable instruments and endoscodic instruments for general plastic and gynecological surgery. We are currently assessing which assets will be offered for sale. Genzyme Biosurgery also has announced its intention to terminate the production of Synvisc-Registered Trademark- in Canada and to sell its manufacturing facility in Pointe Claire, Canada. We expect to complete these transactions in the second half of 2001.

    In March 2001, Genzyme General announced its preliminary analysis of results from the phase 2 trial of NeuroCell-TM--PD. Based on the results of the trial and the need for additional analysis of those results, a phase 3 clinical study of NeuroCell-TM--PD will not be initiated before June 30, 2001. As a result, Genzyme General, at its election, may require Genzyme Biosurgery to repay Genzyme General $20.0 million of the $25.0 million Genzyme Biosurgery received from Genzyme General in connection with the transfer to Genzyme General of Genzyme Biosurgery's interest in the joint venture. This refund, together with accrued interest at 13.5% per year, will be due within 90 days of receipt of Genzyme General's notice of its election. The payment may be made in cash, Biosurgery designated shares, or a combination of both, at Genzyme Biosurgery's option.

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

                       COMBINED STATEMENTS OF OPERATIONS

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                              ----------------------------------
                                                                 2000        1999        1998
                                                              ----------   ---------   ---------
                                                                    (AMOUNTS IN THOUSANDS)
Revenues:
  Net product sales.........................................  $ 121,870    $111,951    $103,958
  Net service sales.........................................     23,321      20,305      17,008
  Revenue from research and development contracts...........         23          97         109
                                                              ---------    --------    --------
    Total revenues..........................................    145,214     132,353     121,075

Operating costs and expenses:
  Cost of products sold.....................................     69,489      67,212      72,274
  Cost of services sold.....................................     12,298      13,237      13,438
  Selling, general and administrative.......................     92,238      87,841      81,876
  Research and development..................................     37,000      36,075      29,050
  Amortization of intangibles...............................      7,096       5,750       5,748
  Purchase of in-process research and development...........     82,143          --          --
  Charge for impaired assets................................      4,321          --          --
                                                              ---------    --------    --------
    Total operating costs and expenses......................    304,585     210,115     202,386
                                                              ---------    --------    --------
Operating loss..............................................   (159,371)    (77,762)    (81,311)

Other income (expenses):
  Equity in net loss of unconsolidated affiliates...........         --      (3,403)     (7,680)
  Charge for impaired investments...........................     (7,300)         --          --
  Investment income.........................................      5,833       4,808       1,320
  Interest expense..........................................     (1,364)     (1,858)     (2,631)
  Other.....................................................        (15)        138          60
                                                              ---------    --------    --------
    Total other income (expenses)...........................     (2,846)       (315)     (8,931)
                                                              ---------    --------    --------
Division net loss...........................................  $(162,217)   $(78,077)   $(90,242)
                                                              =========    ========    ========
Comprehensive loss, net of tax:
Division net loss...........................................  $(162,217)   $(78,077)   $(90,242)
Other comprehensive income (loss), net of tax:
  Foreign currency translation adjustments..................       (332)         --          --
  Unrealized gains (losses) on securities:
    Unrealized losses arising during the period.............     (5,558)     (1,839)          9
    Reclassification adjustment for losses included in
      division net loss.....................................      7,300          --          --
                                                              ---------    --------    --------
    Unrealized gains (losses) arising during the period.....      1,742      (1,839)          9
                                                              ---------    --------    --------
  Other comprehensive income (loss).........................      1,410      (1,839)          9
                                                              ---------    --------    --------
Comprehensive loss..........................................  $(160,807)   $(79,916)   $(90,233)
                                                              =========    ========    ========

    The accompanying notes are an integral part of these combined financial statements.

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

                            COMBINED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
                                                              (AMOUNTS IN THOUSANDS)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................   $ 78,163     $ 32,046
  Short-term investments....................................         --       41,606
  Accounts receivable, net..................................     38,952       24,854
  Inventories...............................................     61,574       32,885
  Prepaid expenses and other current assets.................      9,543        1,068
                                                               --------     --------
    Total current assets....................................    188,232      132,459
  Property, plant and equipment, net........................     57,409       20,166
  Long-term investments.....................................         --       61,846
  Intangibles, net..........................................    562,635      172,833
  Investment in equity securities...........................      1,603        3,140
  Other non-current assets..................................      1,721          128
                                                               --------     --------
    Total assets............................................   $811,600     $390,572
                                                               ========     ========

              LIABILITIES AND DIVISION EQUITY

Current liabilities:
  Accounts payable..........................................   $  6,074     $  4,624
  Accrued expenses..........................................     46,245       10,169
  Due to Genzyme General....................................     18,645        7,089
  Current portion of long-term debt and capital lease
    obligations.............................................     18,449           --
                                                               --------     --------
    Total current liabilities...............................     89,413       21,882

Long-term debt and capital lease obligations................    211,004       18,000
Noncurrent liabilities......................................         77          227
                                                               --------     --------
    Total liabilities.......................................    300,494       40,109

Commitments and contingencies (See Notes)

Division equity (Note L)....................................    511,106      350,463
                                                               --------     --------
    Total liabilities and division equity...................   $811,600     $390,572
                                                               ========     ========

    The accompanying notes are an integral part of these combined financial statements.

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                    FOR THE YEARS ENDED
                                                                       DECEMBER 31,
                                                              -------------------------------
                                                                2000        1999       1998
                                                              ---------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Division net loss...........................................  $(162,217)  $(78,077)  $(90,242)
Reconciliation of division net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................     11,622      9,367      9,765
  Write-off of purchased in-process research and
    development.............................................     82,143         --         --
  Provision for bad debts...................................      1,359        559        423
  Equity in net loss of unconsolidated affiliates...........         --      3,403      7,680
  Accrued interest/amortization of marketable securities....      2,294         --         --
  Charge for impaired investments...........................      7,300         --         --
  Other.....................................................        443      1,305       (180)
  Increase (decrease) in cash from working capital:
    Accounts receivable.....................................     (6,904)    (5,898)    (4,009)
    Inventories.............................................     (7,561)    (8,233)     3,479
    Prepaid expenses and other current assets...............     (1,178)     2,365     (1,469)
    Accounts payable, accrued expenses and income taxes
     payable................................................      6,975      2,558      1,311
    Due to Genzyme General..................................     10,906      6,541       (665)
                                                              ---------   --------   --------
      Net cash used in operating activities.................    (54,818)   (66,110)   (73,907)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of investments....................................    (96,456)   (15,161)        --
Sales and maturities of investments.........................    198,593     36,878     10,614
Investment in joint venture.................................         --     (3,594)    (7,163)
Purchase of equity securities...............................     (5,000)    (4,000)        --
Purchase of property, plant and equipment...................     (2,850)    (4,771)    (2,629)
Acquisition, net of acquired cash and assumed liabilities...   (196,284)        --         --
Purchase of technology rights...............................        (75)    (1,400)        --
Sale of property, plant and equipment to Genzyme General....         26         --     16,500
Other.......................................................    (11,479)       471       (673)
                                                              ---------   --------   --------
      Net cash provided by (used in) investing activities...   (113,525)     8,423     16,649

CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash allocated from Genzyme General.....................      9,910     79,451     41,639
Allocated proceeds from issuance of Biosurgery Stock, net...        299         --         --
Allocated proceeds from issuance of Surgical Products Stock,
  net.......................................................        910         --         --
Allocated proceeds from issuance of Tissue Repair Stock,
  net.......................................................        797        462      2,204
Proceeds from issuance of debt..............................    200,000
Payments of debt and capital lease obligations..............         --        (96)      (597)
Bank overdraft..............................................      2,783      2,405         --
Other.......................................................        (54)      (221)      (351)
                                                              ---------   --------   --------
      Net cash provided by financing activities.............    214,645     82,001     42,895
Effect of exchange rate changes on cash.....................       (185)        --         --
                                                              ---------   --------   --------
Increase (decrease) in cash and cash equivalents............     46,117     24,314    (14,363)
Cash and cash equivalents at beginning of period............     32,046      7,732     22,095
                                                              ---------   --------   --------
Cash and cash equivalents at end of period..................  $  78,163   $ 32,046   $  7,732
                                                              =========   ========   ========

Supplemental disclosure of cash flows:
Cash paid during the year for:
  Interest..................................................  $   1,620   $  1,629   $  2,274

Supplemental disclosure of non-cash transactions:
Biomatrix acquisition -- Note D.

    The accompanying notes are an integral part of these combined financial statements.

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

                 COMBINED STATEMENTS OF CASH FLOWS (CONTINUED)

In conjunction with the acquisition of Biomatrix, liabilites were assumed as follows:


Fair value of assets acquired...............................  $ 375,732
Goodwill....................................................    112,262
Acquired in-process research and development................     82,143
Deferred compensation.......................................         66
Issuance of common stock and options........................   (217,895)
Net cash paid for acquisition and acquisition costs.........   (208,371)
Liabilities for exit activities and integration.............     (6,716)
Net deferred tax liability assumed..........................   (106,122)
                                                              ---------
      Net liabilities assumed...............................  $  31,099
                                                              ---------

    The accompanying notes are an integral part of these combined financial statements.

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

    Genzyme Biosurgery is our operating division that develops and markets instruments, devices, biomaterials and biotherapeutic products to improve or replace surgery, with an emphasis on the orthopaedic and cardiothoracic markets.

BASIS OF PRESENTATION

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

    The combined financial statements of Genzyme Biosurgery for each period include the balance sheets, results of operations and cash flows of the businesses we allocate to Genzyme Biosurgery. We also allocate a portion of our corporate operations to Genzyme Biosurgery using methods described in our allocation policy below. These combined financial statements are prepared using amounts included in our consolidated financial statements included in this annual report. We have reclassified certain 1999 and 1998 data to conform with the 2000 presentation.

    We prepare the combined financial statements of Genzyme Biosurgery in accordance with generally accepted accounting principles. We present financial information and accounting policies specific to Genzyme Biosurgery in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read our consolidated financial statements in conjunction with the financial statements of Genzyme Biosurgery. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains a summary of our accounting policies. We incorporate that information into this note by reference.

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
TRACKING STOCK

    Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock," is a series of our common stock that is designed to reflect the value and track the performance of Genzyme Biosurgery. The chief mechanisms intended to cause Biosurgery Stock to "track" the financial performance of Genzyme Biosurgery are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

       - factors the assets and liabilities and income or losses attributable to Genzyme Biosurgery into the determination of the amount available to pay dividends on Biosurgery Stock; and

       - requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock if all or substantially all of the assets allocated to Genzyme Biosurgery are sold to a third party (a dividend or redemption payment must equal in value the net after-tax proceeds from the sale; an exchange must be for Genzyme General Stock at a 10% premium to the average market price of Biosurgery Stock following the announcement of the sale).

    To determine earnings per share, we allocate Genzyme's earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Biosurgery Stock is defined in our charter as the net income or loss of Genzyme Biosurgery determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme Biosurgery in accordance with our management and accounting policies. Our charter also requires that all income and expenses of Genzyme be allocated among its divisions in a reasonable and consistent manner. However, subject to its fiduciary duties, our board of directors can, at its discretion, change the methods of allocating earnings to each series of common stock. We intend to allocate earnings using our current methods for the foreseeable future.

    Because the earnings allocated to Biosurgery Stock are based on the income or losses attributable to Genzyme Biosurgery, we include financial statements and management's discussion and analysis of Genzyme Biosurgery to aid investors in evaluating its performance.

    While Biosurgery Stock is designed to reflect Genzyme Biosurgery's performance, it is common stock of Genzyme Corporation and not Genzyme Biosurgery; Genzyme Biosurgery is a division, not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of Biosurgery Stock have no specific rights to assets allocated to Genzyme Biosurgery. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme Biosurgery and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to Genzyme Biosurgery. Holders of Biosurgery Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of Biosurgery Stock and other tracking stockholders would only have the rights of common stockholders in the combined assets of Genzyme.

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
ALLOCATION POLICY

    Our charter sets forth what operations and assets were initially allocated to Genzyme Biosurgery and states that going forward the division will also include all businesses, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between Genzyme Biosurgery and our other divisions and with third parties, and any resulting reallocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our divisional management and accounting policies, which are filed as Exhibit 99.1 to this annual report. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

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

       - actual usage--expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the services is performed on a cost basis. Such charges are generally based on direct labor hours;

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

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
TRANSLATION OF FOREIGN CURRENCIES

    We translate the financial statements of foreign subsidiaries allocated to Genzyme Biosurgery from local currency into U.S. dollars and record translation adjustments for these subsidiaries to division equity. Genzyme Biosurgery records gains and losses in foreign currency transactions in income.

    We include exchange gains and losses on intercompany balances which are long-term in nature in division equity. Gains and losses on all other transactions are included in results of operations.

REVENUE RECOGNITION

    Genzyme Biosurgery recognizes revenue from product sales when it ships the product and title and risk of loss have passed, net of any applicable third party contractual allowances and rebates. Genzyme Biosurgery recognizes revenue from service sales when it has finished providing the service. Genzyme Biosurgery recognizes revenue from research and development contracts over the term of the applicable contract and as it incurs costs related to that contract. Genzyme Biosurgery recognizes up-front license fees over the related performance period or at the time it has no remaining performance obligations. Milestone payments are recognized as revenue upon achievement of the milestone only if there are no remaining performance obligations and the fees are non-refundable.

    We believe our revenue recognition policies are in compliance with Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements."

NET INCOME (LOSS) PER SHARE

    Earnings per share is calculated for each series of Genzyme stock using the two-class method, as further described in the notes to the consolidated financial statements. We present earnings per share data only in our consolidated financial statements because Genzyme Corporation is the issuer of the securities. Our divisions do not and cannot issue securities because they are not companies or legal entities.

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

INTERDIVISION ASSET TRANSFERS

    Our board of directors may at any time reallocate any program, product or other asset from one division to any other division. We account for interdivision asset transfers at book value. The consideration paid for an asset transfer generally must be fair value as determined by our board of

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S OPERATING DIVISIONS (CONTINUED) directors. The difference between the consideration paid and the book value of the assets transferred is recorded in division equity.

    Our board of directors determines fair value using either: a risk-adjusted discounted cash flow model or a comparable transaction model.

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

       - the stage of products or program development; and

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

                               GENZYME BIOSURGERY

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

    One division may compensate another division for a reallocation with cash or other consideration having a value equal to the fair market value of the reallocated assets. In the case of a reallocation of assets from Genzyme General to Genzyme Biosurgery, our board of directors may elect instead to account for the reallocation as an increase in Genzyme Biosurgery designated shares in accordance with the provisions of our charter. Biosurgery designated shares are authorized but unissued shares of Biosurgery Stock that our board of directors may from time to time issue, sell or otherwise distribute without allocating the proceeds to Genzyme Biosurgery. No gain or loss is recognized as a result of these transfers.

    Our policy regarding transfers of assets between divisions may not be changed by our board of directors without the approval of the holders of Biosurgery Stock voting as a separate class unless the policy change does not affect Genzyme Biosurgery.

OTHER INTERDIVISION TRANSACTIONS

    Our divisions may engage in transactions directly with one or more other divisions or jointly with one or more other divisions and one or more third parties. These transactions may include agreements by one division to provide products and services for use by another division, license agreements and joint ventures or other collaborative arrangements involving more than one division to develop new products and services jointly and with third parties. The division providing these products and services does not recognize revenue on any of these transactions unless it provides them to unrelated third parties in the ordinary course of business. These transactions are subject to the conditions described below:

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

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S OPERATING DIVISIONS (CONTINUED)
       - Other than transactions involving research and development, manufacturing, distribution, sales, marketing, general and administrative services, which are addressed above, all interdivision transactions are performed on terms and conditions obtainable in arm's length transactions with third parties.

       - Our board of directors must approve interdivision transactions that are performed on terms and conditions other than as described above and are material to one or more of the participating divisions. In giving its approval, our board of directors must determine that the transaction is fair and reasonable to each participating division and to holders of the common stock representing each participating division.

       - Divisions may make loans to other divisions. Any loan of $1.0 million or less matures within 18 months and accrues interest at the best borrowing rate available to the corporation for a loan of like type and duration. Our board of directors must approve any loan in excess of $1.0 million. In giving its approval, our board of directors must determine that the material terms of the loan, including the interest rate and maturity date, are fair and reasonable to each participating division and to holders of the common stock representing each such division.

       - All material interdivision transactions are set forth in a written agreement that is signed by an authorized member of the management team of each division involved in the transaction.

    On December 31, 2000, Genzyme Biosurgery owed Genzyme General $18.6 million in connection with these services. On December 31, 1999, approximately
$7.1 million was owed.

TAX ALLOCATIONS

    We file a consolidated tax return and allocate income taxes to Genzyme Biosurgery based upon the financial statement income, taxable income, credits and other amounts properly allocable to it under generally accepted accounting principles as if it were a separate taxpayer. We assess the realizability of our deferred tax assets at the division level. As a result, our consolidated tax provision may not equal the sum of the divisions' tax provision. As of the end of any fiscal quarter, however, if Genzyme Biosurgery cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to the other divisions in proportion to their taxable income without any compensating payment or allocation.

ACCESS TO TECHNOLOGY AND KNOW-HOW

    Genzyme Biosurgery has unrestricted access to all technology and know-how owned or controlled by Genzyme Corporation that may be useful in its business, subject to any obligations or limitations that apply to the corporation generally.

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE C.  OTHER CHARGES

    In 2000, Genzyme Biosurgery recorded a $4.3 million charge for the write-off of abandoned equipment at our Springfield Mills manufacturing facility located in the United Kingdom. The write-off of equipment related to the Sepra-TM-product line and did not have other alternative uses.

    During the third quarter of 1998, Genzyme Biosurgery revised its forecasted sales of Sepra-TM- products and, in accordance with our policy, analyzed the Sepra-TM- products inventory to determine whether the carrying value exceeded the net realizable value. The revised forecast showed slower sales growth as well as higher manufacturing and sales and marketing costs than originally expected. In addition, the Sepra-TM- products inventory on-hand had a relatively high cost per unit because production was significantly less than originally planned. As a result, in the third quarter of 1998, Genzyme Biosurgery took a $10.4 million charge to cost of products sold to write down its Sepra-TM-products inventory to net realizable value.

NOTE D.  ACQUISITION OF BIOMATRIX AND FORMATION OF GENZYME BIOSURGERY

    On December 18, 2000, we completed the acquisition of Biomatrix, a public company engaged in the development and manufacture of viscoelastic biomaterials for use in orthopaedic and other medical applications.

    Concurrently with the acquisition, Genzyme Biosurgery was created as a new division. We reallocated the businesses of two of our operating divisions--Genzyme Surgical Products and Genzyme Tissue Repair--to Genzyme Biosurgery and allocated the acquired businesses of Biomatrix to Genzyme Biosurgery. As a result of this transaction, we amended our charter to create Biosurgery Stock and eliminate Genzyme Surgical Products Division common stock, which we refer to as "Surgical Products Stock", and Genzyme Tissue Repair Division common stock, which we refer to as "Tissue Repair Stock". Each outstanding share of, and option to purchase, Surgical Products Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock and each outstanding share of, or option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock.

    We accounted for the acquisition as a purchase and, accordingly, the results of operations of Biomatrix are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from the date of acquisition.

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE D.  ACQUISITION OF BIOMATRIX AND FORMATION OF GENZYME BIOSURGERY
(CONTINUED)
    The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (in thousands):

Cash paid (net of cash acquired)............................  $196,284
Issuance of 17.5 million shares of Biosurgery Stock.........   206,522
Issuance of options and warrants to purchase 1.7 million
  shares of Biosurgery Stock................................    11,373
Acquisition costs...........................................    12,087
                                                              --------
Total purchase price........................................  $426,266
                                                              ========
Current assets..............................................  $ 37,639
Property, plant and equipment...............................    38,479
Intangible assets (to be amortized straight-line over 1.5 to
  11 years).................................................   284,854
Goodwill (to be amortized straight-line over 11 years)......   112,262
In-process research and development.........................    82,143
Deferred tax asset..........................................       922
Deferred compensation.......................................        66
Assumed liabilities.........................................   (31,099)
Liabilities for exit activities and integration.............    (6,716)
Notes receivable from stockholders..........................    14,760
Deferred tax liability......................................  (107,044)
                                                              --------
Allocated purchase price....................................  $426,266
                                                              ========

    The value of the 17.5 million shares of Biosurgery Stock issued in exchange for all of the outstanding shares of Biomatrix common stock were valued using the combined five day average closing prices of Surgical Products Stock and Tissue Repair Stock, divided by the exchange ratios. Options and warrants to purchase approximately 1.7 million shares of Genzyme Biosurgery Stock were valued at $11.4 million using the Black-Scholes model. The intrinsic value of the portion of the unvested options related to the future service period was DE MINIMIS.

    At the date of acquisition, we began to formulate plans for certain exit and integration activities including workforce reductions and the closure of Biomatrix's Canadian facility. Accordingly, liabilities of $6.7 million for severance and related costs were recorded at the date of acquisition and Biomatrix's Canadian facility was assigned a value equal to the estimated amount to be obtained upon disposal or sale. We expect that the termination of employees and the facility closure will be substantially complete within one year. At December 31, 2000, $0.8 million has been spent in respect of this liability.

    In connection with the purchase of Biomatrix, Genzyme Biosurgery allocated approximately $82.1 million of the purchase price to in-process research and development, or IPR&D. Although management ultimately is responsible for determining the fair value of the acquired IPR&D we engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired.

    The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached technological feasibility. A 38% discount rate was used, which is consistent with the risks of each project. In estimating future cash

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE D. ACQUISITION OF BIOMATRIX AND FORMATION OF GENZYME BIOSURGERY (CONTINUED) flows, management considered other tangible and intangible assets, including core technology, required for successful exploitation of the technology resulting from each purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased research and development was the amount attributable to the efforts of Biomatrix up to the time of acquisition. This amount was estimated through application of the "stage of completion" calculation, which calculation involves multiplying total estimated revenue for IPR&D by the percentage of completion of each purchased research and development project at the time of acquisition.

    The significant assumptions underlying the valuations included potential revenues, costs of completion, the timing of product approvals and the selection of appropriate probability of success and discount rate. None of Biomatrix's IPR&D projects had reached technological feasibility at the date of acquisition, nor did they have any alternative future use. Consequently, in accordance with generally accepted accounting principles, the amount allocated to IPR&D was charged as an expense in Genzyme Biosurgery's financial statements for the year ended December 31, 2000. Genzyme Biosurgery is amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 1.5 years to 11 years.

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE D.  ACQUISITION OF BIOMATRIX AND FORMATION OF GENZYME BIOSURGERY
(CONTINUED)
    Below is a brief description of the IPR&D projects, including an estimation of when management believes Genzyme Biosurgery may realize revenues from the sale of these products in the respective application:

                                                                                          VALUE AT        ESTIMATED
                                                                                         ACQUISITION       COST TO
       PROGRAM                PROGRAM DESCRIPTION             DEVELOPMENT STATUS            DATE          COMPLETE
       -------                -------------------             ------------------        -------------   -------------
                                                                                        (IN MILLIONS)   (IN MILLIONS)
Viscosupplementation    Use of elastoviscous solutions       - Expect to complete           $33.8           $ 9.5
                        and viscoelastic gels in               clinical studies
                        disease conditions to                  demonstrating efficacy
                        supplement tissues and body            as a treatment for
                        fluids, alleviating pain and           chronic hip pain with
                        restoring normal function              potential market
                                                               approval expected in
                                                               2001
Viscoaugmentation       Use of viscoelastic gels to          - U.S. clinical studies          8.6             6.8
                        provide scaffolding for tissue       for
                        regeneration or as an inert            Hylaform-Registered Trademark-
                        elastic filler for tissues of          expected to be complete
                        the skin and the subcutaneous          in 2001 with product
                        and intermuscular connective           launch expected in late
                        tissues                                2001
                                                             -
                                                         Hylagel-Registered Trademark-
                                                             Uro expected to be
                                                               submitted for FDA
                                                               approval and for
                                                               approval in Canada and
                                                               Europe in 2002, with
                                                               product launch in 2003
Viscoseparation         Use of viscoelastic gels and         - Clinical studies have         39.7             8.3
(Anti-Adhesion)         membranes to separate tissues        been initiated in the
                        and to decrease formation of           U.S., Germany, France,
                        adhesions and excessive scars          the United Kingdom and
                        after surgery                          Belgium. Completion is
                                                               expected by the fourth
                                                               quarter of 2001, with
                                                               submissions for
                                                               regulatory approvals in
                                                               the United States,
                                                               Canada and Europe
                                                               thereafter.
                                                             - Expected product launch
                                                               in Europe by the second
                                                               quarter of 2002 and in
                                                               the United States by
                                                               the fourth quarter of
                                                               2002
                                                                                            -----           -----
                                                                                            $82.1           $24.6
                                                                                            =====           =====

    As of December 31, 2000, the technological feasibility of the projects had not yet been reached and no significant departures from the assumptions included in the valuation analysis had occurred. Substantial additional research and development will be required prior to reaching technological

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE D. ACQUISITION OF BIOMATRIX AND FORMATION OF GENZYME BIOSURGERY (CONTINUED) feasibility. In addition, each product needs to successfully complete a series of clinical trials and to receive FDA or other regulatory approval prior to commercialization. There can be no assurance that these projects will ever reach feasibility or develop into products that can be marketed profitably, nor can there be assurance Genzyme Biosurgery will be able to develop and commercialize these products before its competitors. If these products are not successfully developed and do not become commercially viable, our results of operations could be materially affected.

    The following unaudited pro forma financial summary is presented as if the acquisition of Biomatrix was completed as of January 1, 2000 and 1999, respectively. The unaudited pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisition been consummated at that date, or of the future operations of the combined entities. Nonrecurring charges, such as the acquired in-process and development charge of $82.1 million, are not reflected in the following pro forma financial summary.

                                                            FOR THE YEARS ENDED
                                                                DECEMBER 31
                                                          -----------------------
                                                             2000         1999
                                                          ----------   ----------
                                                          (AMOUNTS IN THOUSANDS)
Total revenues..........................................   $220,836     $212,053
Division net loss.......................................   (126,090)    (113,256)

    Prior to the acquisition, Biomatrix sold 744,000 shares of its common stock to certain of its employees, directors and consultants in exchange for ten-year, full recourse promissory notes. The notes accrue interest at rates ranging from 5.30% to 7.18% and mature at various dates from May 2007 through September 2009, upon which all outstanding principal and accrued interest becomes payable. As a result of the acquisition, these shares were converted into 532,853 shares of Biosurgery Stock and Genzyme Biosurgery recorded
$14.7 million of outstanding principal and accrued interest to division equity because the notes were received in exchange for the issuance of stock.

NOTE E.  ACCOUNTS RECEIVABLE AND INTANGIBLE ASSETS

    Genzyme Biosurgery's trade receivables primarily represent amounts due from healthcare service providers. Genzyme Biosurgery performs credit evaluations of its customers on an ongoing basis and generally does not require collateral. Genzyme Biosurgery states accounts receivable at fair value after reflecting an allowance for doubtful accounts. This allowance was $2.4 million at December 31, 2000 and $1.3 million at December 31, 1999.

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE E.  ACCOUNTS RECEIVABLE AND INTANGIBLE ASSETS (CONTINUED)
    The following table contains information of Genzyme Biosurgery's intangible assets for the periods presented:

                                                  WEIGHTED                      WEIGHTED
                                                  AVERAGE                       AVERAGE
                                                 ESTIMATED                     ESTIMATED
                                 DECEMBER 31,      USEFUL      DECEMBER 31,      USEFUL
                                     2000       LIFE (YEARS)       1999       LIFE (YEARS)
                                 ------------   ------------   ------------   ------------
                                      (AMOUNTS IN THOUSANDS, EXCEPT USEFUL LIFE DATA)
Goodwill.......................    $242,109          27          $129,847          40
Tradenames.....................      94,624          25            45,878          40
Distribution agreements........      13,950           8                --          --
Patents........................      75,196          11            15,319          12
Technology.....................     159,624          11                --          --
Other..........................       4,622           7             1,890           9
                                   --------                      --------
                                    590,125                       192,934
Less accumulated
  amortization.................     (27,490)                      (20,101)
                                   --------                      --------
Intangible assets, net.........    $562,635                      $172,833
                                   ========                      ========

NOTE F.  INVENTORIES

                                                              DECEMBER 31,
                                                         -----------------------
                                                           2000           1999
                                                         --------       --------
                                                         (AMOUNTS IN THOUSANDS)
Raw materials..........................................  $21,271        $15,901
Work-in-process........................................   25,640          3,967
Finished products......................................   14,663         13,017
                                                         -------        -------
  Total inventory......................................  $61,574        $32,885
                                                         =======        =======

NOTE G.  PROPERTY, PLANT AND EQUIPMENT

                                                             DECEMBER 31,
                                                        -----------------------
                                                           2000         1999
                                                        ----------   ----------
                                                        (AMOUNTS IN THOUSANDS)
Plant and equipment...................................   $22,506      $14,951
Land and buildings....................................    40,039        8,268
Leasehold improvements................................     3,083        3,031
Furniture and fixtures................................     7,023        4,192
Construction-in-progress..............................       564        1,407
                                                         -------      -------
                                                          73,215       31,849
Less accumulated depreciation.........................   (15,806)     (11,683)
                                                         -------      -------
Property, plant and equipment, net....................   $57,409      $20,166
                                                         =======      =======

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE G.  PROPERTY, PLANT AND EQUIPMENT (CONTINUED)
    Genzyme Biosurgery's depreciation expense was $4.3 million in 2000, $3.6 million in 1999, and $4.3 million in 1998.

NOTE H.  INVESTMENTS

    Investments in marketable securities consisted of the following:

                                                        DECEMBER 31,
                                          -----------------------------------------
                                                 2000                  1999
                                          -------------------   -------------------
                                                      MARKET                MARKET
                                            COST      VALUE       COST      VALUE
                                          --------   --------   --------   --------
                                                   (AMOUNTS IN THOUSANDS)
Cash equivalents(1):
  Corporate notes.......................  $    --    $    --    $16,930    $16,915
  Money market fund.....................   74,035     74,035      4,317      4,317
                                          -------    -------    -------    -------
                                          $74,035    $74,035    $21,247    $21,232
                                          =======    =======    =======    =======
Short-term:
  Corporate notes.......................  $    --    $    --    $41,757    $41,606
                                          =======    =======    =======    =======
Long-term:
  Corporate notes.......................  $    --    $    --    $37,598    $36,878
  Federal...............................       --         --      4,081      4,026
  U.S. Treasury notes...................       --         --     20,979     20,942
                                          -------    -------    -------    -------
                                               --         --    $62,658    $61,846
                                          =======    =======    =======    =======
  Investment in equity securities.......  $ 1,603    $ 1,603    $ 4,000    $ 3,140
                                          =======    =======    =======    =======

(1) Cash equivalents are included as part of cash and cash equivalents on our balance sheets.

    Genzyme Biosurgery records gross unrealized holding gains and losses in division equity. The following table sets forth the amounts recorded:

                                                             DECEMBER 31,
                                                        -----------------------
                                                           2000         1999
                                                        ----------   ----------
                                                        (AMOUNTS IN THOUSANDS)
Unrealized holding losses.............................     $--         $1,839

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE H.  INVESTMENTS (CONTINUED)
    The following table contains information regarding the range of contractual maturities of Genzyme Biosurgery's investments in debt securities:

                                                      DECEMBER 31,
                                        -----------------------------------------
                                               2000                  1999
                                        -------------------   -------------------
                                                    MARKET                MARKET
                                          COST      VALUE       COST      VALUE
                                        --------   --------   --------   --------
                                                 (AMOUNTS IN THOUSANDS)
Within 1 year.........................  $74,035    $74,035    $ 63,004   $ 62,838
1-2 years.............................       --         --      62,658     61,846
                                        -------    -------    --------   --------
                                        $74,035    $74,035    $125,662   $124,684
                                        =======    =======    ========   ========

    Note I., "Investments," to our consolidated financial statements contains information regarding Genzyme Biosurgery's equity investment in Focal, Inc. We incorporate that information into this note by reference.

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE I.  DIACRIN JOINT VENTURE

    In May 1999, we reallocated our ownership interest in Diacrin/Genzyme LLC, our joint venture with Diacrin, Inc. to develop and commercialize NeuroCell-TM--PD for the treatment of Parkinson's disease and NeuroCell-TM--HD for the treatment of Huntington's disease, from Genzyme Biosurgery to Genzyme General in exchange for $25.0 million in cash. For the period October 1996 through May 1999, Genzyme Biosurgery provided a total of $19.5 million of funding to the joint venture, $5.1 million of which was provided by Genzyme General in exchange for 489,810 Genzyme Biosurgery designated shares. Genzyme Biosurgery realized net losses from the joint venture of $3.4 million in 1999 and $7.7 million in 1998.

    In connection with the reallocation, it was agreed that Genzyme General, at its election, could require Genzyme Biosurgery to pay to Genzyme General
$20.0 million plus accrued interest at an annual rate of 13.5% if the joint venture had not initiated a phase 3 clinical trial of NeuroCell-TM--PD by December 31, 2000. In October 2000, our board of directors extended the milestone timeline to initiate a phase 3 clinical trial of NeuroCell-TM--PD from December 31, 2000 to June 30, 2001. The milestone date and related financial obligation were extended to enable the companies to extend the current blinded phase 2 clinical trial to 18 months from 12 months and allow investigators time to complete and review the results of the trial. See Note S., "Subsequent Events."

    Condensed financial information and allocation of the losses of the Diacrin/Genzyme LLC are summarized below:

                                                           FOR THE YEARS ENDED
                                                              DECEMBER 31,
                                                         -----------------------
                                                           1999           1998
                                                         --------       --------
                                                         (AMOUNTS IN THOUSANDS)
Operating expenses.....................................  $(10,718)      $(9,595)
Net loss...............................................   (10,713)       (9,595)

                                                            DECEMBER 31, 1999
                                                            -----------------
                                                          (AMOUNTS IN THOUSANDS)
Current assets..........................................           $443
Noncurrent assets.......................................            192
Current liabilities.....................................            972

NOTE J.  ACCRUED EXPENSES

                                                             DECEMBER 31,
                                                        -----------------------
                                                           2000         1999
                                                        ----------   ----------
                                                        (AMOUNTS IN THOUSANDS)
Compensation..........................................   $12,180      $ 4,381
Income taxes payable..................................     6,303           --
Professional fees.....................................     1,367          800
Royalties.............................................     3,200          707
Acquisition related costs.............................     8,897           --
Restructuring costs...................................     5,970           --
Other.................................................     8,328        4,281
                                                         -------      -------
                                                         $46,245      $10,169
                                                         =======      =======

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE K.  LONG-TERM DEBT AND LEASES

    Our long-term debt and capital lease obligations consist of the following:

                                                             DECEMBER 31,
                                                        -----------------------
                                                          2000           1999
                                                        --------       --------
                                                        (AMOUNTS IN THOUSANDS)
Revolving credit facility maturing in December 2003...  $200,000       $    --
Revolving credit facility maturing in November 2002...        --        18,000
Revolving credit facility maturing in December 2001...    18,000            --
6.9% convertible subordinated note due in May 2003....    10,000            --
Capital leases........................................     1,453            --
                                                        --------       -------
                                                        $229,453       $18,000
Less current portion..................................   (18,449)           --
                                                        --------       -------
                                                        $211,004       $18,000
                                                        ========       =======

    Note K. "Long Term Debt and Leases," to our consolidated financial statements contains information regarding our:

       - revolving credit facilities;

       - 6.9% convertible subordinated note; and

       - capital leases resulting from the acquisition of Biomatrix.

We incorporate that information into this note by reference.

OPERATING LEASES

    Genzyme Biosurgery leases facilities and personal property under operating leases with terms in excess of one year. Genzyme Biosurgery's total expense under operating leases was:

    2000           1999           1998
    ----           ----           ----
$        2.7
million.....   $1.9 million   $2.4 million

    Over the next five years, Genzyme Biosurgery will be required to repay the following amounts under operating leases:

    2001          2002           2003           2004           2005        AFTER 2005
    ----          ----           ----           ----           ----        ----------
$3.5 million  $3.4 million   $3.3 million   $3.3 million   $2.7 million   $2.6 million

NOTE L.  DIVISION EQUITY

    The following table contains the components of division equity for Genzyme Biosurgery for the periods presented:

                                                                       DECEMBER 31,
                                                              -------------------------------
                                                                2000        1999       1998
                                                              ---------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Balance at beginning of period..............................  $ 350,463   $210,692   $255,172
Division net loss...........................................   (162,217)   (78,077)   (90,242)

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE L.  DIVISION EQUITY (CONTINUED)

                                                                       DECEMBER 31,
                                                              -------------------------------
                                                                2000        1999       1998
                                                              ---------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Allocation of proceeds from issuance of Tissue Repair Stock
  under stock plans.........................................        798        461      2,109
Allocated tax benefits......................................        448         --         --
Allocation of proceeds from issuance of Surgical Products
  Stock under stock plans...................................        910         --         --
Allocation of proceeds from issuance of Biosurgery Stock
  under stock plans.........................................        298         --         --
Allocation of cash from Genzyme General to Genzyme Surgical
  Products for designated shares............................         --    176,706     41,975
Allocation of cash from Genzyme General to Genzyme Tissue
  Repair for designated shares..............................      9,910      5,001         --
Allocated value of Biosurgery Stock issued upon acquisition
  of Biomatrix..............................................    217,895         --         --
Tax benefit related to acquisition..........................    107,044         --         --
Notes receivable from stockholders..........................    (14,760)        --         --
Payment from Genzyme General for research program...........         --        100        250
Payment from Genzyme General for transfer of interest in
  joint venture.............................................         --     25,000         --
Allocated stock compensation expense........................         --         --        108
Allocated value of Tissue Repair Stock issued upon
  conversion of convertible debt............................         --     12,483        600
Allocated gain on transfer of facility......................         --         --        711
Issuance of Tissue Repair Stock in connection with research
  programs..................................................        289         --         --
Allocated equity adjustments................................         28     (1,903)         9
                                                              ---------   --------   --------
Balance at end of period....................................  $ 511,106   $350,463   $210,692
                                                              =========   ========   ========

    As a result of recording a deferred tax liability related to the purchase of Biomatrix, Genzyme Biosurgery released a corresponding deferred tax asset valuation allowance totalling $107.0 million. This reversal was recorded to division equity.

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

    The following table sets forth division net loss data for Genzyme Biosurgery as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS 123 based on

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE L.  DIVISION EQUITY (CONTINUED)
the fair value at the grant dates of the awards, and the compensation expense related to Biosurgery Stock awards would be allocated to Genzyme Biosurgery in accordance with our allocation policies:

                                                         DECEMBER 31,
                                                -------------------------------
                                                  2000        1999       1998
                                                ---------   --------   --------
                                                    (AMOUNTS IN THOUSANDS)
Net loss:
  As reported.................................  $(162,217)  $(78,077)  $(90,242)
  Pro forma...................................  $(166,623)  $(83,875)  $(94,337)

    Note L., "Stockholders' Equity," to our consolidated financial statements contains information regarding the assumptions we made in calculating pro forma compensation expense in accordance with SFAS 123.

INTERDIVISION FINANCING ARRANGEMENT

    In May 1998, our board of directors made $50.0 million of Genzyme General's cash available to Genzyme Tissue Repair in order for Genzyme Tissue Repair to fund its obligations under Diacrin/ Genzyme LLC, its joint venture with Diacrin, Inc. to develop and commercialize NeuroCell-TM--PD, a treatment for Parkinson's disease. Under this arrangement, Genzyme Tissue Repair was able to draw down funds as needed each quarter in exchange for designated shares based on the fair market value of Tissue Repair Stock (as defined in our charter) at the time of the draw. Genzyme Tissue Repair made a $5.0 million draw in February 1999. In May 1999, the amount available under this arrangement was reduced to $25.0 million in connection with the reallocation of our ownership interest in Diacrin/ Genzyme LLC from Genzyme Tissue Repair to Genzyme General.

    In each of March and September 2000, Genzyme Tissue Repair made
$5.0 million draws under this arrangement in exchange for an aggregate of 1,692,657 Tissue Repair designated shares. Upon the formation of Genzyme Biosurgery in December 2000, these designated shares were converted into 567,379 Biosurgery designated shares. Biosurgery designated shares are shares of Biosurgery Stock that are created when cash or other assets are transferred from Genzyme General to Genzyme Biosurgery. The proceeds from the sale of these shares will be allocated to Genzyme General. At December 31, 2000,
$10.0 million of Genzyme General's cash remained available to Genzyme Biosurgery under this arrangement.

NOTE M.  COMMITMENTS AND CONTINGENCIES

    We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 2000 which, if adversely decided, would have a material adverse effect on Genzyme Biosurgery's results of operations, financial condition, or liquidity.

NOTE N.  GENZYME DEVELOPMENT PARTNERS

    Genzyme Development Partners, L.P., or "GDP," was formed in September 1989 to develop, produce and derive income from the sale of the Sepra-TM- products. One of our wholly-owned subsidiaries is the general partner of GDP. In September 1989, we also formed a joint venture with GDP to manufacture and market the Sepra-TM- products in the United States and Canada for use in

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE N. GENZYME DEVELOPMENT PARTNERS (CONTINUED) human clinical trials or human clinical procedures. We refer to this joint venture as GVII. We consolidate GVII for financial statement purposes and allocate it to Genzyme Biosurgery.

    In November 2000 we exercised our option to purchase all of the outstanding Class A limited partnership interests in the partnership for approximately $26.0 million in cash. We paid this amount in January 2001, at which time significant control passed to Genzyme Biosurgery. We are also required to pay royalties to the former holders of the Class A interests on sales of the Sepra-TM- products for ten years.

NOTE O.  INCOME TAXES

    Genzyme Biosurgery's provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

                                                           2000       1999       1998
                                                         --------   --------   --------
Tax at U.S. statutory rate.............................   (35.0)%    (35.0)%    (35.0)%
State taxes, net.......................................    (1.9)%     (1.2)%     (3.0)%
Benefit of tax credits.................................     0.0%       0.0%      (1.5)%
Nondeductible amortization.............................     1.5%       1.4%       1.2%
Other, net.............................................     0.4%       0.2%       0.3%
Deductions subject to deferred tax valuation...........    35.0%      34.6%      38.0%
                                                          -----      -----      -----
Effective tax rate.....................................     0.0%       0.0%       0.0%
                                                          =====      =====      =====

    The components of net deferred tax assets are described in the following table:

                                                             DECEMBER 31,
                                                        -----------------------
                                                           2000         1999
                                                        ----------   ----------
                                                        (AMOUNTS IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards....................  $ 125,386    $ 130,167
  Tax credits.........................................      2,366        2,360
  Intangible amortization.............................         --        2,261
  Reserves and other..................................     14,271       11,468
                                                        ---------    ---------
Gross deferred tax asset..............................    142,023      146,256
Valuation allowance...................................    (34,104)    (143,939)
                                                        ---------    ---------
Net deferred tax asset................................  $ 107,919    $   2,317
Deferred tax liabilities:
  Intangible amortization.............................  $(105,770)          --
  Depreciable assets..................................     (2,149)      (2,317)
                                                        ---------    ---------
Net deferred tax liabilities..........................  $      --    $      --
                                                        =========    =========

    As a result of uncertainty surrounding our ability to realize certain tax benefits that primarily relate to operating loss carryforwards, and capital losses from the purchase of in-process research and development, we placed valuation allowances of $34.1 million in 2000 and $143.9 million in 1999 against otherwise recognizable deferred tax assets.

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE O.  INCOME TAXES (CONTINUED)
    As Genzyme Biosurgery recognizes these deferred tax assets in accordance with generally accepted accounting principles, the benefits of those assets will be reflected in its tax provision. However, the benefit of these deferred tax assets has previously been allocated to Genzyme General in accordance with our management and accounting policies, and will be reflected as a reduction of Genzyme Biosurgery's net income to determine net income attributable to Biosurgery Stock.

NOTE P.  BENEFIT PLANS

    Note P., "Benefit Plans," to our consolidated financial statements contains information regarding our 401(k) and other pension plans. We incorporate that information into this note by reference.

NOTE Q.  SEGMENT INFORMATION

    We present segment information in a manner consistent with the method we use to report this information to our management. Applying SFAS 131, Genzyme Biosurgery has three reportable segments:

       - Cardiothoracic, which includes chest drainage systems, instruments and closures used in coronary artery bypass, valve replacement, and other cardiothoracic surgeries;

       - Orthopaedics, which includes Synvisc-Registered Trademark- and Carticel-TM- chondrocytes; and

       - Biosurgical Specialties, which includes the Sepra-TM- products, instruments for general and plastic surgery, and Epicel-Registered Trademark- skin grafts.

    We have provided information concerning the operations in these reportable segments in the following table:

                                                         DECEMBER 31,
                                                ------------------------------
                                                  2000       1999       1998
                                                --------   --------   --------
                                                    (AMOUNTS IN THOUSANDS)
Revenues:
  Cardiothoracic..............................  $ 76,406   $ 77,936   $ 74,545
  Orthopaedics................................    22,388     15,213     10,978
  Biosurgical Specialties.....................    46,397     39,107     35,443
  Other.......................................        23         97        109
                                                --------   --------   --------
Total.........................................  $145,214   $132,353   $121,075
                                                ========   ========   ========
Gross Profit:
  Cardiothoracic..............................  $ 30,536   $ 33,360   $ 29,560
  Orthopaedics................................     9,998      5,693        615
  Biosurgical Specialties.....................    22,870     12,754      5,079
  Other.......................................        23         97        109
                                                --------   --------   --------
Total.........................................  $ 63,427   $ 51,904   $ 35,363
                                                ========   ========   ========

    The Other category includes revenue from our research and development contracts. We do not allocate assets within Genzyme Biosurgery for purposes of segment information.

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE Q.  SEGMENT INFORMATION (CONTINUED)
    The following table contains revenue information by geographic area:

                                                         DECEMBER 31,
                                                ------------------------------
                                                  2000       1999       1998
                                                --------   --------   --------
                                                    (AMOUNTS IN THOUSANDS)
Revenues:
  U.S.........................................  $109,132   $ 95,124   $ 87,684
  Europe......................................    24,554     28,234     26,007
  Other.......................................    11,528      8,995      7,384
                                                --------   --------   --------
    Total.....................................  $145,214   $132,353   $121,075
                                                ========   ========   ========

    All long-lived assets are in the United States.

    Genzyme Biosurgery markets its products directly to physicians and hospitals. Genzyme Biosurgery also markets its products through distributors and had the following sales as a percentage of total revenue to two unaffiliated distributors:

                                                                        DECEMBER 31,
                                                            ------------------------------------
                                                              2000          1999          1998
                                                            --------      --------      --------
                                                                   (AMOUNTS IN THOUSANDS)
Revenues:
  Distributor A.......................................        12.1%         15.3%         16.5%
  Distributor B.......................................         6.8%          7.6%          8.5%

NOTE R.  QUARTERLY RESULTS (UNAUDITED)

                                       1STQUARTER   2NDQUARTER   3RDQUARTER   4THQUARTER
                                          2000         2000         2000         2000
                                       ----------   ----------   ----------   ----------
                                                    (AMOUNTS IN THOUSANDS)
Net revenue..........................   $ 34,949     $ 36,256     $ 34,607     $ 39,402
Gross profit.........................     15,887       16,641       13,165       17,734
Net loss.............................    (15,014)     (14,398)     (19,524)    (113,281)

                                       1STQUARTER   2NDQUARTER   3RDQUARTER   4THQUARTER
                                          1999         1999         1999         1999
                                       ----------   ----------   ----------   ----------
                                                    (AMOUNTS IN THOUSANDS)
Net revenue..........................   $ 31,376     $ 31,346     $ 33,037     $ 36,594
Gross profit.........................     12,534       10,686       12,711       15,973
Net loss.............................    (20,361)     (26,040)     (17,101)     (14,575)

NOTE S.  SUBSEQUENT EVENTS

    In January, 2001, Focal, Inc. exercised its option to require Genzyme Biosurgery to purchase $5.0 million in Focal common stock at a price of $2.06 per share at which time its investment in Focal became an equity interest. Genzyme Biosurgery is committed, at Focal's option, to make an additional equity investment in June 2001 of up to $5.0 million, subject to certain conditions.

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE S.  SUBSEQUENT EVENTS (CONTINUED)
    In February 2001, Genzyme Biosurgery announced its intention to divest the Snowden-Pencer-Registered Trademark- surgical instruments product lines. These product lines include hand-held reusable instruments and endoscopic instruments for general plastic and gynocological surgery. We expect this sale to be completed during the second half of 2001. We are currently assessing which assets will be offered for sale. Genzyme Biosurgery also has announced its intention to terminate the production of Synvisc-Registered Trademark- in Canada and to sell its manufacturing facility in Ponte-Claire, Canada. We expect to complete these transactions in the second half of 2001.

    In March 2001, Genzyme General announced its preliminary analysis of results from the phase 2 trial of NeuroCell-TM--PD. Based on the results of the trial and the need for additional analysis of those results, a phase 3 clinical study of NeuroCell-TM--PD will not be initiated before June 30, 2001. As a result, Genzyme General may, at its election, require Genzyme Biosurgery to repay Genzyme General $20.0 million of the $25.0 million Genzyme Biosurgery received from Genzyme General in connection with the transfer to Genzyme General of Genzyme Biosurgery's interest in the joint venture. This refund, together with accrued interest at 13.5% per year, will be due within 90 days of receipt of Genzyme General's notice of its election. The payment may be made in cash, Biosurgery designated shares, or a combination of both, at Genzyme Biosurgery's option.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Genzyme Corporation:

    In our opinion, the accompanying combined balance sheets and the related combined statements of operations and of cash flows present fairly, in all material respects, the financial position of Genzyme Biosurgery (as described in Note A) at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    As more fully described in Note A. to these financial statements, Genzyme Biosurgery is a division of Genzyme Corporation; accordingly, the combined financial statements of Genzyme Biosurgery should be read in conjunction with the audited consolidated financial statements of Genzyme Corporation and Subsidiaries.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 23, 2001, except for Note S.,
as to which the date is March 16, 2001