Form 10-K, Exhibit 13
period 2000-12-31
GENZYME CORP
filed 2001-04-02
CIK 732485

                                                                    EXHIBIT 13.4

                              FINANCIAL STATEMENTS
                           GENZYME MOLECULAR ONCOLOGY
                       A DIVISION OF GENZYME CORPORATION

                                                              PAGE NO.
                                                              --------
Combined Selected Financial Data............................  GMO-2

Management's Discussion and Analysis of Genzyme Molecular
  Oncology's Financial Condition and Results of
  Operations................................................  GMO-4

Combined Statements of Operations--For the Years Ended
  December 31, 2000, 1999 and 1998..........................  GMO-14

Combined Balance Sheets--December 31, 2000 and 1999.........  GMO-15

Combined Statements of Cash Flows--For the Years Ended
  December 31, 2000, 1999 and 1998..........................  GMO-16

Notes to Combined Financial Statements......................  GMO-17

Report of Independent Accountants...........................  GMO-31

                                     GMO-1

                           GENZYME MOLECULAR ONCOLOGY
                       A DIVISION OF GENZYME CORPORATION
                        COMBINED SELECTED FINANCIAL DATA

    These selected financial data have been derived from the audited combined financial statements of Genzyme Molecular Oncology. You should read the following information in conjunction with Genzyme Molecular Oncology audited financial statements and accompanying notes contained elsewhere in this annual report.

    Genzyme Molecular Oncology is our operating division that is utilizing its functional genomics and antigen discovery technology platforms to develop novel cancer products focused on cancer vaccines and angiogenesis inhibitors and to generate partnering revenue.

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

                                     GMO-2

                           GENZYME MOLECULAR ONCOLOGY
                       A DIVISION OF GENZYME CORPORATION
                        COMBINED SELECTED FINANCIAL DATA

COMBINED STATEMENT OF OPERATIONS DATA

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                    ----------------------------------------------------
                                                      2000       1999       1998       1997       1996
                                                    --------   --------   --------   --------   --------
                                                                   (AMOUNTS IN THOUSANDS)
Revenues:
  Service revenue.................................  $     --   $  1,920   $  2,229   $    467   $    --
  Service revenue--related party..................        --         50        466         --        --
  Research and development revenue--related
    party.........................................        --        496      2,177        315        --
  Research and development revenue................       584         --      3,256         --        --
  Licensing revenue...............................     4,936      2,125     11,275         --        --
  Royalty revenue.................................       151         28          4         --        --
                                                    --------   --------   --------   --------   -------
    Total revenues................................     5,671      4,619     19,407        782        --

Operating costs and expenses:
  Cost of service revenues........................        --        620      1,374         50        --
  Cost of licensing, research and development
    revenues......................................       826        698      4,073        287        --
  Selling, general and administrative.............     5,851      5,529      7,155      2,118       185
  Research and development........................    18,908     15,997     12,743      5,341       818
  Amortization of intangibles.....................     5,420     11,825     11,983      5,127        --
  Purchase of in-process research and development
    (1)...........................................        --         --         --      7,000        --
                                                    --------   --------   --------   --------   -------

    Total operating costs and expenses............    31,005     34,669     37,328     19,923     1,003
                                                    --------   --------   --------   --------   -------

Operating loss....................................   (25,334)   (30,050)   (17,921)   (19,141)   (1,003)
Other income (expenses):
  Equity in net loss of joint venture.............        --     (1,870)    (1,647)      (258)       --
  Interest income.................................     1,211        469        782        392        --
  Interest expense................................      (187)       (28)    (2,968)    (1,663)       --
                                                    --------   --------   --------   --------   -------
    Total other income (expenses).................     1,024     (1,429)    (3,833)    (1,529)       --
                                                    --------   --------   --------   --------   -------
Loss before income taxes..........................   (24,310)   (31,479)   (21,754)   (20,670)   (1,003)
Tax benefit.......................................     1,214      2,647      2,647      1,092        --
                                                    --------   --------   --------   --------   -------
Division net loss.................................  $(23,096)  $(28,832)  $(19,107)  $(19,578)  $(1,003)
                                                    ========   ========   ========   ========   =======

COMBINED BALANCE SHEET DATA

                                                                     DECEMBER 31,
                                                 ----------------------------------------------------
                                                   2000       1999       1998       1997       1996
                                                 --------   --------   --------   --------   --------
                                                                (AMOUNTS IN THOUSANDS)
Cash and investments...........................  $30,151    $ 3,587    $11,900    $21,229    $    --
Working capital................................   22,100     (5,889)     9,189     11,953         --
Total assets...................................   30,752      9,692     35,952     53,801         --
Long-term debt and convertible debt............       --         --         --     24,606         --
Parent company investment......................       --         --         --         --      1,504
Division equity................................   19,526     (1,215)    23,364     13,466         --

- ------------------------

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

    We prepare the combined financial statements of Genzyme Molecular Oncology in accordance with generally accepted accounting principles. We present financial information and accounting policies specific to Genzyme Molecular Oncology in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read our consolidated financial statements in conjunction with the combined financial statements of Genzyme Molecular Oncology. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains a summary of our accounting policies.

    Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock," is a series of our common stock that is designed to reflect the value and track the performance of Genzyme Molecular Oncology. The chief mechanisms intended to cause Molecular Oncology Stock to "track" the financial performance of Genzyme Molecular Oncology are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

    - factors the assets and liabilities and income or losses attributable to Genzyme Molecular Oncology into the determination of the amount available to pay dividends on Molecular Oncology Stock; and

    - requires us to exchange, redeem or distribute a dividend to the holders of Molecular Oncology Stock if all or substantially all of the assets allocated to Genzyme Molecular Oncology are sold to a third party (a dividend or redemption payment must equal in value the net after-tax proceeds from the sale; an exchange must be for Genzyme General Stock at a 10% premium to the average market price of Molecular Oncology Stock following the announcement of the sale).

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

    While Molecular Oncology Stock is designed to reflect Genzyme Molecular Oncology's performance, it is common stock of Genzyme Corporation and not Genzyme Molecular Oncology; Genzyme Molecular Oncology is a division, not a company or legal entity, and therefore does not and

                                     GMO-4
cannot issue stock. Consequently, holders of Molecular Oncology Stock have no specific rights to assets allocated to Genzyme Molecular Oncology. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme Molecular Oncology and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to Genzyme Molecular Oncology. Holders of Molecular Oncology Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of Molecular Oncology Stock and other tracking stockholders would only have the rights of common stockholders in the combined assets of Genzyme.

    Our charter requires us to manage and account for transactions between Genzyme Molecular Oncology and our other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our divisional management and accounting policies, which are filed as Exhibit 99.1 to this annual report. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

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

                                     GMO-5

    The components of Genzyme Molecular Oncology's combined statements of operations are described in the following table:

                                                                                00/99        99/98
                                                                              INCREASE/    INCREASE/
                                                                              (DECREASE)   (DECREASE)
                                               2000       1999       1998      % CHANGE     % CHANGE
                                             --------   --------   --------   ----------   ----------
                                                  (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Total revenues.............................  $  5,671   $  4,619   $ 19,407        23%         (76%)
Cost of revenues...........................       826      1,318      5,447       (37%)        (76%)
Selling, general and administrative........     5,851      5,529      7,155         6%         (23%)
Research and development...................    18,908     15,997     12,743        18%          26%
Amortization of intangibles................     5,420     11,825     11,983       (54%)         (1%)
                                             --------   --------   --------
    Total operating costs and expenses.....    31,005     34,669     37,328       (11%)         (7%)
                                             --------   --------   --------
Operating loss.............................   (25,334)   (30,050)   (17,921)       16%         (68%)
Other income (expenses), net...............     1,024     (1,429)    (3,833)      172%          63%
                                             --------   --------   --------
Loss before income taxes...................   (24,310)   (31,479)   (21,754)       23%         (45%)
Tax benefit................................     1,214      2,647      2,647       (54%)          0%
                                             --------   --------   --------
Division net loss..........................  $(23,096)  $(28,832)  $(19,107)       20%         (51%)
                                             ========   ========   ========

REVENUES

                                                                                    00/99        99/98
                                                                                  INCREASE/    INCREASE/
                                                                                  (DECREASE)   (DECREASE)
                                                   2000       1999       1998      % CHANGE     % CHANGE
                                                 --------   --------   --------   ----------   ----------
                                                      (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Service revenue................................   $   --     $1,970    $ 2,695       (100%)        (27%)
Research and development revenue...............      584        496      5,433         18%         (91%)
Licensing revenue..............................    4,936      2,125     11,275        132%         (81%)
Royalty revenue................................      151         28          4        439%         600%
                                                  ------     ------    -------
    Total revenues.............................   $5,671     $4,619    $19,407         23%         (76%)
                                                  ======     ======    =======

2000 AS COMPARED TO 1999

    No service revenue was recorded in 2000 as a result of a planned shift in genomics business focus from one in which Genzyme Molecular Oncology provides services to third parties to one in which Genzyme Molecular Oncology grants licenses under the SAGE-TM- gene expression technology.

    Research and development revenue in 2000 is attributable to revenue recognized from research performed on behalf Purdue Pharma, L.P. as part of a cancer antigen discovery collaboration. No work was performed by Genzyme Molecular Oncology on behalf of StressGen/Genzyme LLC in 2000 (Genzyme Molecular Oncology's joint venture with StressGen Biotechnologies Corporation and the Canadian Medical Discoveries Fund, Inc. to develop stress gene therapies for the treatment of cancer that was dissolved in 1999). Research and development revenue in 1999 was attributable to work performed on behalf of that joint venture.

    Licensing revenue increased in 2000 as a result of the receipt of a technology access fee and a premium on the sale of Molecular Oncology Stock associated with the collaboration agreement with Purdue Pharma, and a milestone payment under a license agreement with Schering-Plough relating to p53 gene therapy. Licensing revenue also includes amounts received upon the grant by Genzyme

                                     GMO-6

Molecular Oncology of licenses under its rights to the SAGE-TM- gene expression technology, its cancer gene diagnostic portfolio and the MDM2 protein.

1999 AS COMPARED TO 1998

    Service revenue decreased as a result of a decline in the provision of genomics services using Genzyme Molecular Oncology's SAGE-TM- gene expression technology.

    Research and development revenue also decreased as a result of a reduction in work performed by Genzyme Molecular Oncology on behalf of StressGen/Genzyme LLC and the completion of research and development work performed on behalf of Schering-Plough during 1998.

    Licensing revenue decreased in 1999 as a result of the receipt in 1998 of a licensing fee and milestone payments under a license agreement with Schering-Plough relating to p53 gene therapy. This amount was partially offset by amounts received upon the grant by Genzyme Molecular Oncology of licenses under its rights to the SAGE-TM- gene expression technology and the MDM2 protein.

COST OF REVENUES

2000 AS COMPARED TO 1999

    Genzyme Molecular Oncology's cost of revenues includes:

    - work performed on the cancer antigen discovery agreement with Purdue Pharma, L.P.;

    - services performed using the SAGE-TM- gene expression technology on behalf of third parties; and

    - royalties payable to third parties.

    Cost of revenues decreased in 2000 as a result of the dissolution of the StressGen joint venture in December 1999 and a planned reduction in genomics services provided by Genzyme Molecular Oncology using the SAGE-TM- gene expression technology.

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

SG&A AND R&D EXPENSES

2000 AS COMPARED TO 1999

    Genzyme Molecular Oncology's selling, general and administrative expense increased primarily as a result of increased professional service fees, combined with $0.4 million in audit and legal fees, related to the registration of a public stock offering that was subsequently withdrawn.

                                     GMO-7

    Genzyme Molecular Oncology's research and development expense increased as a result of:

    - research and development expenses directed toward its antigen discovery, immunotherapy and antiangiogenesis programs;

    - the initiation of three additional clinical trials in its immunotherapy program; and

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

AMORTIZATION OF INTANGIBLES

    Genzyme Molecular Oncology's amortization of intangibles is attributable to intangible assets acquired in connection with the acquisition of PharmaGenics in June 1997. Because Genzyme Molecular Oncology fully amortized these intangible assets in June 2000, amortization expense decreased in 2000.

OTHER INCOME AND EXPENSES

2000 AS COMPARED TO 1999

    Genzyme Molecular Oncology's other income increased in 2000 due to the absence of any expenses from the StressGen joint venture that was dissolved in December 1999 and an increase in interest income due to higher average cash balances. Interest expense increased in 2000 due to $5.0 million that was borrowed under our revolving credit facility at the end of 1999. This amount was repaid in May 2000.

1999 AS COMPARED TO 1998

    Genzyme Molecular Oncology's other expenses decreased because it had reduced interest expense resulting from the transfer of convertible debt to Genzyme General in August 1998. The decrease in interest expense, however, was offset in part by a $1.0 million charge taken by Genzyme Molecular Oncology in the third quarter of 1999 in connection with its repurchase of one-half of the Canadian Medical Discoveries Fund's interest in StressGen/Genzyme LLC.

LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 2000, Genzyme Molecular Oncology had cash, cash equivalents and short-term investments of $30.2 million, an increase of $26.6 million from December 31, 1999.

                                     GMO-8

    In 2000, Genzyme Molecular Oncology used $12.4 million of cash for operations. Investing activities used $7.8 million of cash, which consisted of $30.2 million used for the purchase of investments and $22.4 million in proceeds from the maturities of investments. Financing activities provided $38.8 million of cash. This amount includes $28.8 million in proceeds from the issuance of Molecular Oncology Stock and $15.0 million that was drawn under Genzyme Molecular Oncology's financing arrangement with Genzyme General, offset in part by the repayment in May 2000 of $5.0 million that had been drawn under our revolving credit facility. The proceeds from the issuance of Molecular Oncology Stock are attributable to the following transactions:

    - $20.8 million in net proceeds from a directed public offering in July 2000;

    - $6.3 million in proceeds from a private placement to Purdue Pharma in connection with a corporate partnership in October 2000; and

    - $1.8 million in proceeds from stock issuances attributable to the exercise of stock options and under our stock purchase program.

    Genzyme Molecular Oncology, together with our other operating divisions, has access to our $500.0 million revolving credit facility, $150.0 million of which matures in December 2001 and $350.0 million of which matures in December 2003. At December 31, 2000, none of the amounts outstanding under this facility were allocated to Genzyme Molecular Oncology. Borrowings under this facility bear interest at LIBOR plus a margin. During 2000, Genzyme Molecular Oncology repaid the $5.0 million that had been allocated to it under a predecessor bank credit facility.

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

    We anticipate that Genzyme Molecular Oncology's current cash resources, together with amounts available from the following sources, will be sufficient to fund its operations through the third quarter of 2002:

    - revenues generated from license agreements;

    - committed research funding from collaborators;

    - the $15.0 million remaining under the interdivisional financing arrangement with Genzyme General; and

    - amounts available to Genzyme Molecular Oncology under our revolving credit facilities.

    Genzyme Molecular Oncology plans to spend substantial amounts of funds on, among other things:

    - research and development;

    - preclinical and clinical testing; and

    - pursuing regulatory approvals.

    Genzyme Molecular Oncology's cash needs may differ from those planned, however, because of many factors, including the:

    - results of research and development and clinical testing;

    - achievement of milestones under existing licensing arrangements;

                                     GMO-9

    - ability to establish and maintain additional strategic collaborations and licensing arrangements;

    - enforcement of patent and other intellectual property rights;

    - market acceptance of novel approaches and therapies;

    - development of competing products and services; and

    - ability to satisfy regulatory requirements of the FDA and other government authorities.

    Genzyme Molecular Oncology may require significant additional financing to continue operations at anticipated levels. We cannot guarantee that it will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms that we consider favorable. If Genzyme Molecular Oncology has insufficient funds or is unable to raise additional funds, it may have to delay, reduce or eliminate some of its programs. Genzyme Molecular Oncology may also have to give third parties rights to commercialize technologies or products that it would otherwise have sought to commercialize itself.

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

GENZYME MOLECULAR ONCOLOGY MAY NEVER BE ABLE TO SUCCESSFULLY DEVELOP OR COMMERCIALIZE ANY OF ITS CANCER THERAPIES.

    Genzyme Molecular Oncology does not have any cancer therapies on the market and its only therapies in clinical development are at an early stage. Before commercializing any cancer therapies, Genzyme Molecular Oncology will need to conduct substantial additional research and development, including, in some cases, the replication of studies performed by third parties, undertake preclinical and clinical testing and obtain regulatory approvals. This process involves a high degree of uncertainty and may take several years. Its product development efforts may fail for many reasons, including: the product fails in preclinical studies; clinical trials may not support the safety or effectiveness of the product; or we fail to obtain the required regulatory approvals. We cannot guarantee that Genzyme Molecular Oncology will successfully develop any particular product or that any product it successfully develops will gain market acceptance.

GENZYME MOLECULAR ONCOLOGY ANTICIPATES FUTURE LOSSES AND MAY NEVER BECOME PROFITABLE.

    Genzyme Molecular Oncology has not generated significant revenues to date and does not expect to do so for several years. As of December 31, 2000, Genzyme Molecular Oncology had an accumulated deficit of approximately $92.1 million. We expect Genzyme Molecular Oncology to have significant operating losses for the next several years. Genzyme Molecular Oncology plans to spend substantial amounts of money on, among other things: research and development; preclinical and clinical testing; and pursuing regulatory approvals. We cannot guarantee that the efforts underlying these expenditures will be successful or that Genzyme Molecular Oncology's operations will ever be profitable.

                                     GMO-10

IF GENZYME MOLECULAR ONCOLOGY FAILS TO OBTAIN THE CAPITAL NECESSARY TO FUND ITS OPERATIONS, IT WILL BE UNABLE TO FUND DEVELOPMENT PROGRAMS AND COMPLETE CLINICAL TRIALS.

    We anticipate that Genzyme Molecular Oncology's current cash resources, together with amounts available from the following sources, will be sufficient to fund its operations through the third quarter of 2002:

    - revenues generated from license agreements;

    - committed research funding from collaborators;

    - the $15.0 million remaining under the interdivisional financing arrangement with Genzyme General; and

    - amounts available to Genzyme Molecular Oncology under our revolving credit facilities.

    Genzyme Molecular Oncology plans to spend substantial amounts of funds on, among other things:

    - research and development;

    - preclinical and clinical testing; and

    - pursuing regulatory approvals.

    Genzyme Molecular Oncology's cash needs may differ from those planned, however, because of many factors, including the:

    - results of research and development and clinical testing;

    - achievement of milestones under existing licensing arrangements;

    - ability to establish and maintain additional strategic collaborations and licensing arrangements;

    - enforcement of patent and other intellectual property rights;

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

                                     GMO-11

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

    If Genzyme Molecular Oncology or one of its strategic collaborators initiates litigation to enforce Genzyme Molecular Oncology's patent or license rights, or is required to defend these rights in response to third party claims, its business or financial position may be negatively affected. Genzyme Molecular Oncology has licensed its p53 gene therapy rights to Schering-Plough. These patent rights are the subject of an interference proceeding in the U.S. and an opposition proceeding in Europe. Adverse determinations in these proceedings may negatively affect Genzyme Molecular Oncology's ability to receive future milestones and product royalties under its agreement with Schering-Plough.

ADVERSE EVENTS IN THE FIELD OF GENE THERAPY MAY NEGATIVELY AFFECT REGULATORY APPROVAL OR PUBLIC PERCEPTION OF GENZYME MOLECULAR ONCOLOGY'S GENE THERAPY PRODUCTS.

    The death of a patient undergoing gene therapy using an adenoviral vector to deliver a therapeutic gene has been widely publicized. Although this patient was not part of a Genzyme Molecular Oncology clinical trial, deaths and any other adverse events in the field of gene therapy that may occur in the future may result in greater governmental regulation and potential regulatory delays relating to the testing or approval of Genzyme Molecular Oncology's gene therapy products. As a result of this death, the U.S. Senate has conducted hearings to determine whether additional legislation is required to protect volunteers and patients who participate in gene therapy clinical trials. Additionally, the Recombinant DNA Advisory Committee, which acts as an advisory body to the National Institutes of Health (NIH), has extensively discussed the use of adenoviral vectors in gene therapy clinical trials and recently issued a draft report on the safety of adenoviral vectors. While this draft report recommends that clinical trials using adenoviral vectors should continue with caution, it also suggested a number of changes in the way gene therapy clinical trials are conducted. If any new guidelines are adopted by the NIH, Genzyme Molecular Oncology's gene therapy clinical trials could be delayed or become more expensive to conduct.

                                     GMO-12

    Genzyme Molecular Oncology has reported to the FDA and the NIH that there have been six deaths in its phase 1-2 melanoma cancer vaccine trial at Massachusetts General Hospital. The principal investigator for this trial indicated that each of these deaths was due to disease progression and not related to the patient's investigational treatment. Deaths are not unexpected in a clinical trial involving patients with advanced stage melanoma because these patients have short life expectancies. Genzyme Molecular Oncology cannot, however, rule out the possibility that its investigational cancer vaccines, like all investigational drug and biologic products, may be a contributing cause of death for patients in the future.

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

                                     GMO-13

                           GENZYME MOLECULAR ONCOLOGY

                       A DIVISION OF GENZYME CORPORATION

                       COMBINED STATEMENTS OF OPERATIONS

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                2000        1999        1998
                                                              ---------   ---------   ---------
                                                                   (AMOUNTS IN THOUSANDS)
Revenues:
  Service revenue...........................................  $     --    $  1,920    $  2,229
  Service revenue--related party............................        --          50         466
  Research and development--related party...................        --         496       2,177
  Research and development..................................       584          --       3,256
  Licensing revenue.........................................     5,087       2,153      11,279
                                                              --------    --------    --------
    Total revenues..........................................     5,671       4,619      19,407

Operating costs and expenses:
  Cost of service revenues..................................        --         620       1,374
  Cost of licensing, research and development revenue.......       826         698       4,073
  Selling, general and administrative.......................     5,851       5,529       7,155
  Research and development..................................    18,908      15,997      12,743
  Amortization of intangibles...............................     5,420      11,825      11,983
                                                              --------    --------    --------
    Total operating costs and expenses......................    31,005      34,669      37,328
                                                              --------    --------    --------

Operating loss..............................................   (25,334)    (30,050)    (17,921)

Other income (expenses):
  Equity in net loss of joint venture.......................        --      (1,870)     (1,647)
  Interest income...........................................     1,211         469         782
  Interest expense..........................................      (187)        (28)     (2,968)
                                                              --------    --------    --------
    Total other income (expenses)...........................     1,024      (1,429)     (3,833)
                                                              --------    --------    --------
Loss before income taxes....................................   (24,310)    (31,479)    (21,754)
Tax benefit.................................................     1,214       2,647       2,647
                                                              --------    --------    --------
Division net loss...........................................  $(23,096)   $(28,832)   $(19,107)
                                                              ========    ========    ========
Comprehensive loss, net of tax:
  Division net loss.........................................  $(23,096)   $(28,832)   $(19,107)
  Other comprehensive loss net of tax:
  Unrealized gains on securities arising during the
    period..................................................        --          --           7
                                                              --------    --------    --------
    Comprehensive loss......................................  $(23,096)   $(28,832)   $(19,100)
                                                              ========    ========    ========

    The accompanying notes are an integral part of these combined financial statements.

                                     GMO-14

                           GENZYME MOLECULAR ONCOLOGY

                       A DIVISION OF GENZYME CORPORATION

                            COMBINED BALANCE SHEETS

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                     2000       1999
                                                                   --------   --------
                                                                       (AMOUNTS IN
                                                                       THOUSANDS)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................       $22,209    $ 3,587
  Short-term investments....................................         7,942         --
  Accounts receivable, net..................................           231         --
  Prepaid expenses and other current assets.................           126        218
                                                                   -------    -------
    Total current assets....................................        30,508      3,805

  Equipment, net............................................           244        467
  Intangibles, net..........................................            --      5,420
                                                                   -------    -------
    Total assets............................................       $30,752    $ 9,692
                                                                   =======    =======

         LIABILITIES AND DIVISION EQUITY (DEFICIT)

Current liabilities:
  Accrued expenses..........................................       $ 1,540    $   676
  Due to Genzyme General....................................         4,660      3,793
  Deferred revenue--current portion.........................         2,208        225
  Current portion of long-term debt.........................            --      5,000
                                                                   -------    -------
    Total current liabilities...............................         8,408      9,694

Deferred tax liability......................................            --      1,213
Deferred revenue--long term portion.........................         2,818         --
                                                                   -------    -------
    Total liabilities.......................................        11,226     10,907

Commitments and contingencies...............................            --         --

Division equity (deficit) (Note I)..........................        19,526     (1,215)
                                                                   -------    -------
    Total liabilities and division equity (deficit).........       $30,752    $ 9,692
                                                                   =======    =======

    The accompanying notes are an integral part of these combined financial statements.

                                     GMO-15

                           GENZYME MOLECULAR ONCOLOGY

                       A DIVISION OF GENZYME CORPORATION

                       COMBINED STATEMENTS OF CASH FLOWS

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                2000        1999        1998
                                                              ---------   ---------   ---------
                                                                   (AMOUNTS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Division net loss...........................................  $(23,096)   $(28,832)   $(19,107)
Reconciliation of division net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................     5,572      12,057      12,353
  Deferred tax benefit......................................    (1,214)     (2,647)     (2,647)
  Accretion of debt conversion feature......................        --          --       1,867
  Equity in loss of joint venture...........................        --       1,870       1,647
  Provision for bad debts...................................        --         256         100
  Other.....................................................      (142)        (34)        245
  Increase (decrease) in cash from working capital:
    Accounts receivable.....................................      (231)      5,675      (5,915)
    Other current assets....................................        92         (75)        986
    Accrued expenses, payable to joint venture and deferred
      revenue...............................................     5,665      (1,927)      1,779
    Due to Genzyme General..................................       938        (980)        553
                                                              --------    --------    --------
      Net cash used in operating activities.................   (12,416)    (14,637)     (8,139)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of investments....................................   (30,175)         --      (2,056)
Distribution from joint venture.............................        --         881          --
Sales and maturities of investments.........................    22,383       1,022       7,120
Purchase of equipment.......................................        --         (43)       (559)
Sale of equipment...........................................        --         188          --
Other.......................................................        --          --        (488)
                                                              --------    --------    --------
      Net cash provided by (used in) investing activities...    (7,792)      2,048       4,017

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash allocated from Genzyme General.........................    15,000          --       5,000
Allocated proceeds from issuance of debt....................        --       5,000          --
Allocated proceeds from issuance of Molecular Oncology
  Stock.....................................................    28,830         308           7
Repayments of debt..........................................    (5,000)         --      (5,000)
Other.......................................................        --          --         (27)
                                                              --------    --------    --------
      Net cash provided by (used in) financing activities...    38,830       5,308         (20)
                                                              --------    --------    --------
Increase (decrease) in cash and cash equivalents............    18,622      (7,281)     (4,142)
Cash and cash equivalents at beginning of period............     3,587      10,868      15,010
                                                              --------    --------    --------
Cash and cash equivalents at end of period..................  $ 22,209    $  3,587    $ 10,868
                                                              ========    ========    ========

Supplemental disclosures of non-cash transactions:

    Investment in StressGen/Genzyme LLC, Note G.

    The accompanying notes are an integral part of these combined financial statements.

                                     GMO-16

                           GENZYME MOLECULAR ONCOLOGY

                       A DIVISION OF GENZYME CORPORATION

                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

    Genzyme Molecular Oncology is our operating division that is utilizing its functional genomics and antigen discovery technology platforms to develop novel cancer products focused on cancer vaccines and angiogenesis inhibitors and to generate partnering income.

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

    We prepare the financial statements of Genzyme Molecular Oncology in accordance with generally accepted accounting principles. We present financial information and accounting policies specific to Genzyme Molecular Oncology in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read our consolidated financial statements in conjunction with the financial statements of Genzyme Molecular Oncology. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains a summary of our accounting policies. We incorporate that information into this note by reference.

TRACKING STOCK

    Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock," is a series of our common stock that is designed to reflect the value and track the performance of Genzyme Molecular Oncology. The chief mechanisms intended to cause Molecular Oncology Stock to "track" the financial performance of Genzyme Molecular Oncology are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

    - factors the assets and liabilities and income or losses attributable to Genzyme Molecular Oncology into the determination of the amount available to pay dividends on Molecular Oncology Stock; and

    - requires us to exchange, redeem or distribute a dividend to the holders of Molecular Oncology Stock if all or substantially all of the assets allocated to Genzyme Molecular Oncology are sold to a third party (a dividend or redemption payment must equal in value the net after-tax proceeds from the sale; an exchange must be for Genzyme General Stock at a 10% premium to the average market price of Molecular Oncology Stock following the announcement of the sale).

    To determine earnings per share, we allocate Genzyme's earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Molecular Oncology Stock is defined in our charter as the net income or loss of Genzyme Molecular Oncology determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme Molecular Oncology in accordance with our management and accounting

                                     GMO-17

                           GENZYME MOLECULAR ONCOLOGY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) policies. Our charter also requires that all income and expenses of Genzyme be allocated among its divisions in a reasonable and consistent manner. However, subject to its fiduciary duties, our board of directors can, at its discretion, change the methods of allocating earnings to each series of common stock. We intend to allocate earnings using our current methods for the foreseeable future.

    Because the earnings allocated to Molecular Oncology Stock are based on the income or losses attributable to Genzyme Molecular Oncology, we include financial statements and management's discussion and analysis of Genzyme Molecular Oncology to aid investors in evaluating its performance.

    While Molecular Oncology Stock is designed to reflect Genzyme Molecular Oncology's performance, it is common stock of Genzyme Corporation and not Genzyme Molecular Oncology; Genzyme Molecular Oncology is a division, not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of Molecular Oncology Stock have no specific rights to assets allocated to Genzyme Molecular Oncology. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme Molecular Oncology and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to Genzyme Molecular Oncology. Holders of Molecular Oncology Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of Molecular Oncology Stock and other tracking stockholders would only have the rights of common stockholders in the combined assets of Genzyme.

ALLOCATION POLICY

    Our charter sets forth what operations and assets were initially allocated to Genzyme Molecular Oncology and states that going forward the division will also include all businesses, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between Genzyme Molecular Oncology and our other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our divisional management and accounting policies, which are filed as Exhibit 99.1 to this annual report. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

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

                                     GMO-18

                           GENZYME MOLECULAR ONCOLOGY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    - actual usage--expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the service is performed on a cost basis. Such charges are generally based on direct labor hours;

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

REVENUE RECOGNITION

    Genzyme Molecular Oncology recognizes service revenue when the service procedures have been completed. Revenues from research and development contracts are recognized over applicable contractual periods as specified by each contract and as costs related to the contracts are incurred. Non-refundable up-front license fees are recognized over the related performance period or at the time there are no remaining performance obligations. Milestone payments are recognized as revenue only if there are no remaining performance obligations and the fees are non-refundable.

    Genzyme Molecular Oncology receives royalties related to the use of its technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, Genzyme Molecular Oncology recognizes revenue based on estimates of royalties earned during the applicable period and adjusts for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, Genzyme Molecular Oncology recognizes revenue upon receipt of royalty statements from the licensee.

                                     GMO-19

                           GENZYME MOLECULAR ONCOLOGY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    We believe our revenue recognition policies are in compliance with Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements."

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

                                     GMO-20

                           GENZYME MOLECULAR ONCOLOGY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S OPERATING DIVISIONS (CONTINUED)
    - the net proceeds received by us upon the sale of the program or product;
      and

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

    One division may compensate another division for a reallocation with cash or other consideration having a value equal to the fair market value of the reallocated assets. In the case of a reallocation of assets from Genzyme General to Genzyme Molecular Oncology, our board of directors may elect instead to account for the reallocation as an increase in Molecular Oncology designated shares in accordance with the provisions of our charter. Molecular Oncology designated shares are authorized but unissued shares of Molecular Oncology Stock that our board of directors may from time to time issue, sell or otherwise distribute without allocating the proceeds to Genzyme Molecular Oncology. No gain or loss is recognized as a result of these transfers.

    Our policy regarding transfers of assets between divisions may not be changed by our board without the approval of the holders of Molecular Oncology Stock voting as a separate class unless the policy change does not affect Genzyme Molecular Oncology.

OTHER INTERDIVISION TRANSACTIONS

    Our divisions may engage in transactions directly with one or more other divisions or jointly with one or more other divisions and one or more third parties. These transactions may include agreements

                                     GMO-21

                           GENZYME MOLECULAR ONCOLOGY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S OPERATING DIVISIONS (CONTINUED) by one division to provide products and services for use by another division, license agreements and joint ventures or other collaborative arrangements involving more than one division to develop new products and services jointly and with third parties. The division providing these products and services does not recognize revenue on any of these transactions unless it provides them to unrelated third parties in the ordinary course of business. These transactions are subject to the conditions described below:

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

                                     GMO-22

                           GENZYME MOLECULAR ONCOLOGY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S OPERATING DIVISIONS (CONTINUED)
    On December 31, 2000, Genzyme Molecular Oncology owed Genzyme General approximately $4.7 million in connection with these services. On December 31, 1999, approximately $3.8 million was owed.

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

NOTE C. ACCOUNTS RECEIVABLE AND INTANGIBLE ASSETS

    Genzyme Molecular Oncology's trade receivables primarily represent amounts due from third party collaborators. Genzyme Molecular Oncology performs credit evaluations of its customers on an ongoing basis and generally does not require collateral. Genzyme Molecular Oncology states accounts receivable at fair value after reflecting an allowance for doubtful accounts. This allowance was $0.3 million at December 31, 2000 and December 31, 1999.

    The following table contains information on Genzyme Molecular Oncology's intangible assets for the periods presented:

                                                        WEIGHTED AVERAGE                  WEIGHTED AVERAGE
                                                           ESTIMATED                         ESTIMATED
                                         DECEMBER 31,     USEFUL LIFE      DECEMBER 31,     USEFUL LIFE
                                             2000           (YEARS)            1999           (YEARS)
                                         ------------   ----------------   ------------   ----------------
                                                    (AMOUNTS IN THOUSANDS, EXCEPT USEFUL DATA)
Goodwill...............................     $14,405             3             $14,405             3
Completed technology...................      20,000             3              20,000             3
                                            -------                           -------
                                            $34,405                           $34,405
Less accumulated amortization..........     (34,405)                          (28,985)
                                            =======                           =======
Intangible assets, net.................     $    --                           $ 5,420
                                            =======                           =======

                                     GMO-23

                           GENZYME MOLECULAR ONCOLOGY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE D.  EQUIPMENT

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                     2000       1999
                                                                   --------   --------
                                                                       (AMOUNTS IN
                                                                       THOUSANDS)
Equipment...................................................         $824       $966
Furniture and fixtures......................................           13         13
                                                                     ----       ----
                                                                      837        979
Less accumulated depreciation...............................         (593)      (512)
                                                                     ----       ----
Equipment, net..............................................         $244       $467
                                                                     ====       ====

    Genzyme Molecular Oncology's depreciation expense was $152,000 in 2000, $232,000 in 1999 and $255,000 in 1998.

NOTE E.  OFFERING OF MOLECULAR ONCOLOGY STOCK

    In July 2000, we sold 1,607,400 shares of Molecular Oncology Stock to a limited number of purchasers at a price of $12.91 per share. We received approximately $20.8 million in net proceeds from the offering, which we allocated to Genzyme Molecular Oncology. The proceeds of this offering will be used primarily to fund Genzyme Molecular Oncology's research, preclinical and clinical development programs, and for its working capital and general corporate purposes.

NOTE F.  PURDUE PHARMA

    In October 2000, we entered into an arrangement with Purdue Pharma L.P. relating to the discovery and development of cancer antigens. Under this arrangement, we received approximately $12.0 million in cash, in the form of an up-front fee, research funding and an equity investment, and will receive approximately $9.0 million in committed research funding over the next three years. The equity portion of this arrangement provided for two affiliates of Purdue Pharma to purchase an aggregate of 532,066 shares of Molecular Oncology Stock at a premium to the market price for those shares. We allocate our antigen discovery program to Genzyme Molecular Oncology.

NOTE G.  INVESTMENT IN STRESSGEN/GENZYME LLC

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

    For the period January through August 1999, Genzyme Molecular Oncology recorded an additional $0.8 million of losses from the joint venture, increasing the liability related to the joint venture to $2.0 million. In August 1999, CMDF exercised its put right and StressGen and Genzyme

                                     GMO-24

                           GENZYME MOLECULAR ONCOLOGY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE G.  INVESTMENT IN STRESSGEN/GENZYME LLC (CONTINUED)
Molecular Oncology were required to purchase its membership interest in the joint venture at an aggregate price of $10.0 million (Canadian). As a result, Genzyme Molecular Oncology was obligated to repurchase one-half of the CMDF's interest in the joint venture for approximately $3.9 million ($5.0 million Canadian). To record the exercise of the put option, Genzyme Molecular Oncology recorded:

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

    Genzyme Molecular Oncology dissolved StressGen/Genzyme LLC in December 1999 and in connection with the dissolution the joint venture received a cash distribution of $0.9 million which was equal to Genzyme Molecular Oncology's investment in the joint venture at that time.

    Genzyme Molecular Oncology does not present summary financial information for StressGen/ Genzyme LLC because the impact of its activities are not considered to be material to their operations for the years ended December 31, 1999 and 1998.

NOTE H.  DEBT INSTRUMENTS

REVOLVING CREDIT FACILITY

    In December 2000, we refinanced our then-existing bank credit facilities with a $150.0 million credit facility that matures in December 2001 and a $350.0 million credit facility that matures in December 2003. At December 31, 2000, Genzyme Molecular Oncology did not have any borrowings outstanding under either facility. Genzyme Molecular Oncology incurred interest expense of approximately $126,000 in 2000 and $11,000 in 1999 on the $5.0 million it had outstanding under the predecessor facility, which was repaid in May 2000. Additionally, Genzyme Molecular Oncology incurred interest expense of approximately $73,000 in 1998 on amounts borrowed under a bank credit facility that matured in 1999.

                                     GMO-25

                           GENZYME MOLECULAR ONCOLOGY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE H.  DEBT INSTRUMENTS (CONTINUED)
6% CONVERTIBLE SUBORDINATED DEBENTURES

    In August 1997, we issued $20.0 million in principal of 6% convertible subordinated debentures. These debentures were convertible into shares of Molecular Oncology Stock at a discount to the market value of that stock. Genzyme Molecular Oncology recorded charges to interest expense of $1.9 million in 1998 to reflect the accretion to fair value of the conversion feature of this debenture. In accordance with the terms of these debentures, they were exchanged in August 1998 for $21.2 million in principal of 5% convertible subordinated debentures convertible into Genzyme General Stock. In November 1998, we reserved approximately 3.0 million Molecular Oncology designated shares for issuance in connection with this exchange. In October 1999, we increased the number of Molecular Oncology designated shares reserved in connection with this exchange by approximately 0.3 million.

NOTE I.  DIVISION EQUITY

    The following table contains the components of division equity for Genzyme Molecular Oncology for the periods presented:

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Balance at beginning of period..............................  $ (1,215)  $ 23,364   $ 13,466
Division net loss...........................................   (23,096)   (28,832)   (19,107)
Allocation of cash from Genzyme General for
Molecular Oncology designated shares (1)....................    15,000         --      5,000
Conversion of debentures into Molecular Oncology designated
  shares....................................................        --         --     19,802
Conversion of note payable into Molecular Oncology
  designated shares.........................................        --         --      2,696
Allocated proceeds from issuance of Molecular Oncology Stock
  under stock plans.........................................     1,833        308          7
Allocated proceeds from sale of Molecular Oncology Stock....    27,001         --         --
Allocated stock compensation expense........................         3         10        114
Allocated value of Molecular Oncology Stock issued upon
  repurchase of joint venture interest......................        --      3,935         --
Unrealized gain (loss) on investments.......................        --         --          7
Allocated equity adjustments................................        --         --      1,379
                                                              --------   --------   --------
Balance at end of period....................................  $ 19,526   $ (1,215)  $ 23,364
                                                              ========   ========   ========

(1) Molecular Oncology designated shares are shares of Molecular Oncology Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Molecular Oncology. As of December 31, 2000, there were 2,000,198 Molecular Oncology designated shares.

                                     GMO-26

                           GENZYME MOLECULAR ONCOLOGY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE I.  DIVISION EQUITY (CONTINUED)
STOCK COMPENSATION PLANS

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

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Division net loss:
  As reported...............................................  $(23,096)  $(28,832)  $(19,107)
  Pro forma.................................................  $(26,023)  $(29,973)  $(20,018)

    Note L., "Stockholders' Equity," to our consolidated financial statements contains information regarding the assumptions we made in calculating pro forma compensation expense in accordance with SFAS 123.

INTERDIVISIONAL FINANCING ARRANGEMENT

    In August 1998, our board of directors made $30.0 million of Genzyme General's cash available to Genzyme Molecular Oncology. Under the terms of this arrangement, Genzyme Molecular Oncology may draw down funds as needed each quarter in exchange for Genzyme Molecular Oncology designated shares based on the fair market value of Molecular Oncology Stock (as defined in our charter) at the time of the draw. In April 2000, Genzyme Molecular Oncology drew
$15.0 million of cash under this arrangement in exchange for 676,254 Molecular Oncology designated shares. These funds were used primarily to fund research, preclinical and clinical development programs, and for working capital and general corporate purposes. As of December 31, 2000, $15.0 million remained available to Genzyme Molecular Oncology under this arrangement.

NOTE J.  COMMITMENTS AND CONTINGENCIES

    We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 2000 which, if adversely decided, would have a material adverse effect on Genzyme Molecular Oncology's results of operations, financial condition, or liquidity.

                                     GMO-27

                           GENZYME MOLECULAR ONCOLOGY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE K.  INCOME TAXES

    There was no provision for income taxes due to Genzyme Molecular Oncology's continuing operating losses. As part of the acquisition of PharmaGenics, Genzyme Molecular Oncology recorded a deferred tax liability of $7.6 million resulting from the difference between the book and tax basis of the completed technology computed at a 38% incremental tax rate. This amount was amortized over three years consistent with the life of the completed technology. Genzyme Molecular Oncology recorded deferred tax benefits of $1.2 million in 2000 and $2.6 million in each of 1999 and 1998. Amortization of this deferred tax benefit was completed in 2000.

    The following summarizes Genzyme Molecular Oncology's benefit from income taxes:

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Currently payable:
  Federal...................................................  $     --   $     --   $     --
  State.....................................................        --         --         --
                                                              --------   --------   --------
    Total...................................................  $     --   $     --   $     --
                                                              ========   ========   ========
Deferred:
  Federal...................................................  $ (1,118)  $ (2,438)  $ (2,438)
  State.....................................................       (96)      (209)      (209)
                                                              --------   --------   --------
    Total income tax benefit................................  $ (1,214)  $ (2,647)  $ (2,647)
                                                              ========   ========   ========

    The differences between the effective tax rates and the U.S. federal statutory tax rates were as follows:

                                                                2000       1999       1998
                                                              --------   --------   --------
U.S. federal income tax at statutory rate...................    (35.0)%    (35.0)%    (35.0)%
State income taxes, net of federal benefit..................     (0.9)      (1.1)      (2.0)
Tax credits.................................................     (3.1)      (2.5)      (2.5)
Nondeductible interest......................................       --         --        3.0
Nondeductible amortization..................................      3.2        5.4        8.1
Deductions subject to deferred tax valuation allowance......     30.8       24.8       16.2
                                                               ------     ------     ------
Effective tax rate--expense.................................     (5.0)%     (8.4)%    (12.2)%
                                                               ======     ======     ======

                                     GMO-28

                           GENZYME MOLECULAR ONCOLOGY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE K.  INCOME TAXES (CONTINUED)
    At December 31, the components of net deferred tax assets were as follows:

                                                               2000       1999
                                                             --------   --------
                                                                 (AMOUNTS IN
                                                                 THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards....................       $ 21,162   $ 14,720
  Reserves and other..................................            437        177
  Tax credits.........................................          2,956      2,209
                                                             --------   --------
Gross deferred tax asset..............................         24,555     17,106
Valuation allowance...................................        (24,555)   (17,106)
                                                             --------   --------
Net deferred tax asset................................             --         --
Intangible amortization...............................             --     (1,213)
                                                             --------   --------
  Net deferred tax assets (liabilities)...............       $     --   $ (1,213)
                                                             ========   ========

    As a result of uncertainty surrounding our ability to realize certain tax benefits that primarily relate to operating loss carryforwards and capital losses from the purchase of in-process research and development, we placed valuation allowances of $24.6 million in 2000 and $17.1 million in 1999 against otherwise recognizable deferred tax assets.

    As Genzyme Molecular Oncology recognizes these deferred tax assets in accordance with generally accepted accounting principles, the benefits of those assets will be reflected in its tax provision. However, the benefit of these deferred tax assets has previously been allocated to Genzyme General in accordance with our management and accounting policies, and will be reflected as a reduction of Genzyme Molecular Oncology's net income to determine net income attributable to Molecular Oncology Stock.

NOTE L.  BENEFIT PLANS

    Note P., "Benefit Plans," to our consolidated financial statements contains information regarding our 401(k) plan. We incorporate that information into this note by reference.

NOTE M.  SIGNIFICANT CUSTOMERS

    Genzyme Molecular Oncology has three significant pharmaceutical customers. The following table describes the revenue for each customer in comparison to total revenue:

                                                         % OF                  % OF                  % OF
                                                        TOTAL                 TOTAL                 TOTAL
                                              2000     REVENUE      1999     REVENUE      1998     REVENUE
                                            --------   --------   --------   --------   --------   --------
                                                    (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Customer A................................   $1,280       23%      $2,800       61%     $   933        5%
Customer B................................   $2,000       35%          --       --      $13,000       67%
Customer C................................   $  908       16%          --       --           --       --

                                     GMO-29

                           GENZYME MOLECULAR ONCOLOGY

                       A DIVISION OF GENZYME CORPORATION

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE M.  SIGNIFICANT CUSTOMERS (CONTINUED)
    The portion of Genzyme Molecular Oncology's revenues related to work performed on behalf of StressGen/Genzyme LLC were:

    - $0.5 million, or 11% of total revenues in 1999; and

    - $2.2 million, or 11% of total revenues in 1998.

In 2000, no revenues were earned from this joint venture due to its dissolution in December 1999.

NOTE N.  QUARTERLY RESULTS (UNAUDITED)

                                            1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                               2000          2000          2000          2000
                                            -----------   -----------   -----------   -----------
Net revenue...............................   $  2,555       $    963     $    635      $  1,518
Gross profit..............................      2,499            824          531           991
Net loss..................................     (5,057)        (7,915)      (5,504)       (4,620)

                                            1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                               1999          1999          1999          1999
                                            -----------   -----------   -----------   -----------
Net revenue...............................   $  1,613       $  1,133     $    709      $  1,164
Gross profit..............................        973            761          647           920
Net loss..................................     (7,060)        (8,820)      (7,559)       (5,393)

                                     GMO-30

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Genzyme Corporation:

    In our opinion, the accompanying combined balance sheets and the related combined statements of operations and of cash flows present fairly, in all material respects, the financial position of Genzyme Molecular Oncology (as described in Note A) at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    As more fully described in Note A. to these financial statements, Genzyme Molecular Oncology is a division of Genzyme Corporation; accordingly, the combined financial statements of Genzyme Molecular Oncology should be read in conjunction with the audited consolidated financial statements of Genzyme Corporation and Subsidiaries.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 23, 2001

                                     GMO-31