Form 10-K, Exhibit 13
period 2001-12-31
GENZYME CORP
filed 2002-04-01
CIK 732485

QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 13.1

FINANCIAL STATEMENTS
GENZYME CORPORATION AND SUBSIDIARIES

Page No.
Consolidated Selected Financial Data	GCS-2
Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations	GCS-10
Consolidated Statements of Operations—For the Years Ended December 31, 2001, 2000 and 1999	GCS-56
Consolidated Balance Sheets—December 31, 2001 and 2000	GCS-58
Consolidated Statements of Cash Flows—For the Years Ended December 31, 2001, 2000 and 1999	GCS-59
Consolidated Statements of Stockholders' Equity—For the Years Ended December 31, 2001, 2000 and 1999	GCS-61
Notes to Consolidated Financial Statements	GCS-64
Report of Independent Accountants	GCS-132

GCS-1

GENZYME CORPORATION

CONSOLIDATED SELECTED FINANCIAL DATA

        These selected financial data have been derived from our audited consolidated financial statements. You should read the following information in conjunction with our audited consolidated financial statements and related notes contained elsewhere in this annual report. These selected financial data may not be indicative of our future financial condition due to the risks and uncertainties described under the caption "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations—Factors Affecting Future Operating Results" below.

        We have three series of common stock—Genzyme General Division common stock, which we refer to as "Genzyme General Stock," Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock," and Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock." We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specified subset of our business operations and its allocated assets, rather than operations and assets of our entire company. The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

  •
  factors the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock; and

  •
  requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to those corresponding divisions are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of the exchanged stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

        To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so. Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we provide financial statements and management's discussion and analysis for the corporation and each of our divisions to aid investors in evaluating our performance and the performance of each of our divisions.

        While each tracking stock is designed to reflect a division's performance, it is common stock of Genzyme Corporation and not of a division. Our divisions are not separate companies or legal entities, and therefore do not and cannot issue stock. Holders of tracking stock have no specific rights to assets allocated to the corresponding division. We continue to hold title to all of the assets allocated to the corresponding division and are responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders are, therefore, subject to the risks of investing in the businesses, assets and

GCS-2

liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stockholders in the combined assets of Genzyme.

        In November 2001, we sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery, for $15.9 million in net cash. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a carrying value of approximately $41.0 million net cash at the time of the sale. We recorded a loss of $25.0 million in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery in connection with this sale. We also recorded a related tax benefit of $4.7 million in our consolidated financial statements.

        On September 26, 2001, we acquired all of the outstanding capital stock of Novazyme Pharmaceuticals, Inc., a privately-held company engaged in the development of biotherapies for the treatment of lysosomal storage disorders, or LSDs, for an initial payment of approximately 2.6 million shares of Genzyme General Stock valued at $110.6 million. Novazyme shareholders received 0.5714 of a share of Genzyme General Stock for each share of Novazyme common stock they held. We will be obligated to make two additional payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive U.S. marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies. In connection with the merger, we also assumed all of the outstanding options, warrants and rights to purchase Novazyme common stock on an as-converted basis. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Novazyme are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition.

        On June 30, 2001, we acquired the remaining 78% of the outstanding shares of Focal common stock that we had not previously acquired. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock, valued at approximately $9.5 million, as consideration. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for options to purchase Biosurgery Stock on an as-converted basis. We accounted for the acquisition as a purchase and allocated it to Genzyme Biosurgery. Accordingly, the results of operations of Focal are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from the date of acquisition.

        On June 1, 2001, we acquired Wyntek Diagnostics, Inc., a privately-held company, engaged in the business of developing and manufacturing products for rapid testing for infectious disease and pregnancy, for $65.0 million of cash. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of Wyntek are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition.

        In January 2001, we acquired the outstanding Class A limited partnership interests in Genzyme Development Partners, L.P. (GDP), a limited partnership engaged in developing, producing and commercializing Sepra products, for an aggregate of $25.7 million plus royalties on sales of certain Sepra products for ten years. In August 2001, we purchased the remaining outstanding GDP limited partnership interests, consisting of two Class B interests, for an aggregate of $180,000 plus additional royalties on sales of certain Sepra products for ten years. We accounted for the acquisitions as

GCS-3

purchases and allocated them to Genzyme Biosurgery. Accordingly, the results of operations of GDP are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from January 9, 2001, the date of acquisition of the Class A interests.

        On December 18, 2000, we acquired Biomatrix, Inc., a publicly-held company engaged in the development and manufacture of viscoelastic biomaterials for use in orthopaedic and other medical applications for an aggregate purchase price of $482.4 million. At the time of the merger, we created Genzyme Biosurgery as a new division. We re-allocated the businesses of two of our then-existing divisions—Genzyme Surgical Products and Genzyme Tissue Repair—to Genzyme Biosurgery and allocated the acquired businesses of Biomatrix to Genzyme Biosurgery. As a result of this transaction, we amended our charter to create Biosurgery Stock and eliminate Surgical Products Stock and Tissue Repair Stock. Each outstanding share of, or option to purchase, Surgical Products Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock and each outstanding share of, or option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock. We accounted for the acquisition as a purchase and, accordingly, the results of operations of Biomatrix are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from the date of acquisition.

        On December 14, 2000, we acquired GelTex Pharmaceuticals, Inc., a publicly-held company engaged in developing therapeutic products based on polymer technology, for an aggregate purchase price of approximately $1.1 billion, of which we paid $515.2 million in cash and approximately 15.8 million in shares of Genzyme General Stock valued at $491.2 million. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of GelTex are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition.

        As part of the acquisition of GelTex, we acquired all of GelTex's ownership interest in RenaGel LLC, our joint venture with GelTex. Prior to the acquisition of GelTex, we accounted for our investment in RenaGel LLC under the equity method of accounting. These summary financial statements reflect the consolidation of RenaGel LLC into our financial statements and account for our purchase of GelTex's 50% interest in the joint venture using the purchase method of accounting.

GCS-4

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

	For the Years Ended December 31,
	2001	2000	1999	1998	1997
	(Amounts in thousands)
Revenues:
Net product sales	$1,110,254	$811,897	$683,482	$613,685	$529,927
Net service sales	98,370	84,482	79,448	74,791	67,158
Revenues from research and development contracts:
Related parties	3,279	509	2,012	5,745	8,356
Other	11,727	6,432	7,346	15,114	3,400

Total revenues	1,223,630	903,320	772,288	709,335	608,841

Operating costs and expenses:
Cost of products sold	307,425	232,383	182,337	211,076	206,028
Cost of services sold	56,173	50,177	49,444	48,586	47,289
Selling, general and administrative(1)	424,640	264,551	242,797	215,203	200,476
Research and development (including research and development related to contracts)	264,004	169,478	150,516	119,005	89,558
Amortization of intangibles	121,124	22,974	24,674	24,334	17,245
Purchase of in-process research and development(2)	95,568	200,191	5,436	—	7,000
Charge for impaired asset(3)	—	4,321	—	—	—

Total operating costs and expenses	1,268,934	944,075	655,204	618,204	567,596

Operating income (loss)	(45,304)	(40,755)	117,084	91,131	41,245

Other income (expenses):
Equity in net loss of unconsolidated affiliates	(35,681)	(44,965)	(42,696)	(29,006)	(12,258)
Gain on affiliate sale of stock(4)	212	22,689	6,683	2,369	—
Gain (loss) on investments in equity securities(5)	(25,996)	15,873	(3,749)	(6)	—
Minority interest	2,259	4,625	3,674	4,285	—
Gain (loss) on sale of product line(6)	(24,999)	—	8,018	31,202	—
Other(7)	(2,205)	5,188	14,527	—	(2,000)
Investment income	50,504	45,593	36,158	25,055	11,409
Interest expense	(37,133)	(15,710)	(21,771)	(22,593)	(12,667)

Total other income (expenses)	(73,039)	33,293	844	11,306	(15,516)

Income (loss) before income taxes	(118,343)	(7,462)	117,928	102,437	25,729
Benefit from (provision for) income taxes	2,020	(55,478)	(46,947)	(39,870)	(12,100)

Net income (loss) before cumulative effect of change in accounting principle	$(116,323)	$(62,940)	$70,981	$62,567	$13,629
Cumulative effect of change in accounting principle, net of tax(8)	4,167	—	—	—	—

Net income (loss)	$(112,156)	$(62,940)	$70,981	$62,567	$13,629

GCS-5

CONSOLIDATED STATEMENTS OF OPERATIONS DATA (Continued)

	For the Years Ended December 31,
	2001	2000	1999	1998	1997
	(Amounts in thousands, except per share amounts)
Net income (loss) per share:
Allocated to Genzyme General Stock(9,10,11,13,14):
Net income before cumulative effect of change in accounting principle	$3,879	$85,956	$142,077	$133,052	$76,642
Cumulative effect of change in accounting principle, net of tax	4,167	—	—	—	—

Genzyme General net income	8,046	85,956	142,077	133,052	76,642
Genzyme Surgical Products net loss	—	—	(27,523)	(49,856)	(29,740)
Tax benefit allocated from Genzyme Biosurgery	24,593	28,023	26,994	34,330	27,778
Tax benefit allocated from Genzyme Molecular Oncology	11,904	7,476	7,812	3,527	2,755

Net income allocated to Genzyme General Stock	$44,543	$121,455	$149,360	$121,053	$77,435

Net income per share of Genzyme General Stock:
Basic:
Net income per share before cumulative effect of change in accounting principle	$0.20	$0.71	$0.90	$0.77	$0.51
Per share cumulative effect of change in accounting principle(8)	0.02	—	—	—	—

Net income per share allocated to Genzyme General Stock	$0.22	$0.71	$0.90	$0.77	$0.51

Diluted:
Net income per share before cumulative effect of change in accounting principle	$0.19	$0.68	$0.85	$0.74	$0.49
Per share cumulative effect of change in accounting principle(8)	0.02	—	—	—	—

Net income per share allocated to Genzyme General Stock	$0.21	$0.68	$0.85	$0.74	$0.49

Weighted average shares outstanding:
Basic	202,221	172,263	166,185	158,127	153,061

Diluted	211,176	179,366	186,456	171,643	157,850

Allocated to Biosurgery Stock(10,12):
Genzyme Biosurgery net loss	$(145,170)	$(87,636)
Allocated tax benefit	18,189	448

Net loss allocated to Biosurgery Stock	$(126,981)	$(87,188)

Net loss per share of Biosurgery Stock—basic and diluted	$(3.34)	$(2.40)

Weighted average shares outstanding	37,982	36,359

Allocated to Molecular Oncology Stock(10,13):
Net loss	$(29,718)	$(23,096)	$(28,832)	$(19,107)	$(19,578)

Net loss per share of Molecular Oncology Stock—basic and diluted	$(1.82)	$(1.60)	$(2.25)	$(3.81)	$(4.64)

Weighted average shares outstanding	16,350	14,446	12,826	5,019	3,929

Allocated to Surgical Products Stock (10,12,14):
Net loss		$(54,748)	$(20,514)

Net loss per share of Surgical Products Stock—basic and diluted		$(3.67)	$(1.38)

Weighted average shares outstanding		14,900	14,835

Allocated to Tissue Repair Stock(10,12):
Net loss		$(19,833)	$(30,040)	$(40,386)	$(45,984)

Net loss per share of Tissue Repair Stock—basic and diluted		$(0.69)	$(1.26)	$(1.99)	$(3.07)

Weighted average shares outstanding		28,716	23,807	20,277	14,976

GCS-6

CONSOLIDATED BALANCE SHEET DATA

	December 31,
	2001	2000	1999	1998	1997
	(Amounts in thousands)
Cash and investments	$1,121,258	$639,640	$652,990	$575,729	$246,341
Working capital	566,798	559,652	592,249	417,116	350,822
Total assets	3,935,745	3,318,100	1,787,282	1,688,854	1,295,453
Long-term debt, capital lease obligations and convertible debt(15)	852,555	685,137	295,702	387,993	171,181
Stockholders' equity	2,609,189	2,175,141	1,356,392	1,172,535	1,012,050

        There were no cash dividends paid.

(1)
Selling, general and administrative expenses for 2001 include $27.0 million of charges resulting from Pharming Group N.V.'s decision to file for and operate under a court supervised receivership.

(2)
Charges for in-process research and development were incurred in connection with the following acquisitions:

•
2001—$86.8 million from the acquisition of Novazyme and $8.8 million from the acquisition of Wyntek;

•
2000—$118.0 million from the acquisition of GelTex and $82.1 million from the acquisition of Biomatrix;

•
1999—$5.4 million from the acquisition of Peptimmune, Inc.; and

•
1997—$7.0 million from the acquisition of PharmaGenics, Inc.

(3)
Represents a charge to write off abandoned equipment at our Springfield Mills manufacturing facility in the United Kingdom.

(4)
During 2000, in accordance with our policy pertaining to affiliate sales of stock, we recorded gains of $22.7 million relating to public offerings of common stock by our unconsolidated affiliate, Genzyme Transgenics Corporation. In 2001, 1999, and 1998 our gain on affiliate sale of stock represents the gain on our investment in Genzyme Transgenics as a result of Genzyme Transgenics' various issuance's of additional shares of its common stock.

(5)
Loss on investments in equity securities in 2001 includes a charge of $8.5 million to write off our investment in Pharming Group, N.V., a charge of $11.8 million to write down our investment in Cambridge Antibody Technology Group plc and a $4.5 million charge to write down our investment in Targeted Genetics Corporation. We wrote down these investments because we considered the decline in their fair value to be other than temporary. In 2000, we recorded gains of $16.4 million upon the sale of a portion of our investment in Genzyme Transgenics common stock and $7.6 million relating to our investment in Celtrix Pharmaceuticals, Inc. when it was acquired in a stock-for-stock transaction. In 2000, we also recorded a charge of $7.3 million to write down our investment in Focal common stock.

(6)
Loss on sale of product line of $25.0 million in 2001 represents the loss related to the sale of our Snowden-Pencer line of surgical instruments in the fourth quarter of 2001. Gain on sale of product line in 1999 includes $7.5 million for the payment of a note receivable that we received as partial

GCS-7

  consideration for the sale of Genetic Design, Inc. to Laboratory Corporation of America in 1996, and $0.5 million relating to the sale of our immunochemistry business assets to an operating unit of Sybron Laboratory Products Corp. Gain on sale of product line of $31.2 million in 1998 relates to the sale of our research products business assets to Techne Corporation.

(7)
Other income in 2000 includes a $5.1 million payment received in connection with the settlement of a lawsuit. Other income in 1999 includes the receipt of a $14.4 million payment associated with the termination of our agreement to acquire Cell Genesys, Inc., net of acquisition related expenses.

(8)
On January 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative-effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations to record the fair value of certain warrants held on January 1, 2001.

(9)
Until the distribution of Surgical Products Stock on June 28, 1999, Genzyme Surgical Products' losses were included in the determination of income allocated to Genzyme General Stock.

(10)
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

(11)
Reflects the two-for-one split of Genzyme General Stock on June 1, 2001.

(12)
We created Genzyme Biosurgery on December 18, 2000. Prior to this date, the operations allocated to Genzyme Biosurgery were included in the operations allocated to our then-existing divisions Genzyme Surgical Products and Genzyme Tissue Repair and as of that date, the operations of Genzyme Surgical Products and Genzyme Tissue Repair ceased. Net loss per share of Biosurgery Stock for 2000 is calculated using the net loss allocated to Biosurgery Stock for the period December 19, 2000 through December 31, 2000 and the weighted average shares of Biosurgery Stock outstanding during the same period. Loss per share data are not presented for Genzyme Biosurgery for the period from January 1, 2000 to December 18, 2000 or for the years ended December 31, 1999, 1998 and 1997 as there were no shares of Biosurgery Stock outstanding during those periods.

(13)
We created Genzyme Molecular Oncology on June 18, 1997. Prior to this date, Genzyme Molecular Oncology's losses were included in the determination of income allocated to Genzyme General. Net loss per share of Molecular Oncology Stock for 1997 is calculated using the net loss allocated to Genzyme Molecular Oncology for the period June 18, 1997 through December 31, 1997 and the weighted average shares outstanding during the same period. Loss per share data are not presented for Genzyme Molecular Oncology for the period from January 1, 1997 to June 17, 1997, as there were no shares of Molecular Oncology Stock outstanding during that period.

(14)
We created Genzyme Surgical Products on June 28, 1999. Prior to this date, the operations of Genzyme Surgical Products were included in the operations allocated to Genzyme General and, therefore, in the net income allocated to Genzyme General Stock. Loss per share data are not presented for Genzyme Surgical Products for the years ended December 31, 1997 and 1998 or for

GCS-8

  the period from January 1, 1999 to June 28, 1999, as there were no shares of Surgical Products Stock outstanding during those periods.

(15)
Long-term debt, capital lease obligations and convertible debt: at December 31, 2001 consists primarily of $575.0 million in principal of our 3% convertible subordinated debentures due May 2021, a $25.0 million capital lease obligation and $234.0 million in principal drawn under our credit facility; at December 31, 2000 consists primarily of $250.0 million in principal of our 5 1/4% convertible subordinated notes, $368.0 million of debt drawn under our revolving credit facility, and a $25.0 million capital lease obligation; at December 31, 1999 and 1998 consists primarily of $250.0 million in principal of 5 1/4% convertible subordinated notes; and at December 31, 1997 consists primarily of $118.0 million outstanding under a revolving credit facility.

GCS-9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF GENZYME CORPORATION
AND SUBSIDIARIES' FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

        This discussion contains forward-looking statements. Actual results could differ materially from those anticipated by the forward-looking statements due to the risks and uncertainties described under the caption "Factors Affecting Future Operating Results" below. You should consider carefully each of these risks and uncertainties in evaluating our financial condition and results of operations. We caution investors not to place undue reliance on the forward-looking statements contained in this report. These statements, like all statements in this report, speak only as of the date of this report (unless another date is indicated) and we undertake no obligation to update or revise the statements except as required by law.

        We are a biotechnology company that develops innovative products and services for significant unmet medical needs. We have three operating divisions:

  •
  Genzyme General, which develops and markets:

  •
  therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, or LSDs, and other specialty therapeutics;

  •
  diagnostic products, with a focus on in vitro diagnostics; and

  •
  other products and services, such as genetic testing services and pharmaceutical drug materials;

  •
  Genzyme Biosurgery, which develops and markets implantable biotherapeutic products, biomaterials and medical devices to improve or replace surgery, with an emphasis on the orthopaedic and cardiothoracic markets; and

  •
  Genzyme Molecular Oncology, which is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

        We have three series of common stock—Genzyme General Division common stock, which we refer to as "Genzyme General Stock," Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock" and Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock." We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specific subset of our business operations and its allocated assets, rather than operations and assets of our entire company. The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

  •
  factors the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock; and

  •
  requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to those corresponding divisions are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of the exchanged stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

GCS-10

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

        To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so. Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we include financial statements and management's discussion and analysis for the corporation as well as for each of our divisions to aid investors in evaluating our performance and the performance of each of our divisions. You should read this discussion and analysis of our financial position and results of operations in conjunction with those consolidated financial statements and related notes, which are included in this annual report.

        While each tracking stock is designed to reflect a division's performance, it is common stock of Genzyme Corporation and not of a division. Our divisions are not separate companies or legal entities and therefore do not and cannot issue stock. Holders of tracking stock have no specific rights to assets allocated to the corresponding division. Genzyme Corporation continues to hold title to all of the assets allocated to each division and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stockholders in the combined assets of Genzyme.

Disposition

        In November 2001, we sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovasclar surgery, for $15.9 million in net cash. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a net carrying value of approximately $41.0 million at the time of the sale. We recorded a loss of $25.0 million in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery in connection with this sale. We also recorded a related tax benefit of $4.7 million in our consoldiated financial statements.

Acquisitions

        In September 2001, we acquired all of the outstanding capital stock of Novazyme Pharmaceuticals, Inc., a privately-held developer of biotherapies for the treatment of lysosomal storage disorders, or LSDs, for an initial payment of approximately 2.6 million shares of Genzyme General Stock, valued at $110.6 million. Novazyme shareholders received 0.5714 of a share of Genzyme General Stock for each share of Novazyme common stock they held. We will be obligated to make two

GCS-11

additional payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive U.S. marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies. In connection with the merger, we also assumed all of the outstanding options, warrants and rights to purchase Novazyme common stock on an as-converted basis. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Novazyme are included in our consolidated financial statements and the combined financial statements of Genzyme General from September 26, 2001, the date of acquisition.

        In June 2001, we acquired the remaining 78% of the outstanding shares of Focal common stock that we had not previously acquired. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock as consideration, valued at approximately $9.5 million. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for options to purchase Biosurgery Stock on an as-converted basis. We accounted for the acquisition as a purchase and allocated it to Genzyme Biosurgery. Accordingly, the results of operations of Focal are included in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery from June 30, 2001, the date of acquisition.

        In June 2001, we acquired all of the outstanding capital stock of privately-held Wyntek Diagnostics, Inc. for $65.0 million in cash. Wyntek is a provider of high quality point of care rapid diagnostic tests for pregnancy and infectious diseases. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Wyntek are included in our consolidated financial statements and in the combined financial statements of Genzyme General from June 1, 2001, the date of acquisition.

        In January 2001, we acquired the outstanding Class A limited partnership interests in Genzyme Development Partners, L.P. (GDP), a limited partnership engaged in developing, producing and commercializing Sepra products, for an aggregate of $25.7 million in cash plus royalties on sales of certain Sepra products for ten years. In August 2001, we purchased the remaining outstanding GDP limited partnership interests, consisting of two Class B interests, for an aggregate of $180,000 plus royalties on sales of certain Sepra products for ten years. We accounted for the acquisitions as purchases and allocated them to Genzyme Biosurgery. Accordingly, the results of operations of GDP are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from January 9, 2001, the date of acquisition of the Class A interests.

        In December 2000, we acquired Biomatrix, Inc., a public company engaged in the development and commercialization of viscoelastic products made of biological polymers called hylans for use in therapeutic medical applications and skin care for an aggregate purchase price of $482.4 million. We accounted for the acquisition as a purchase. Immediately prior to the acquisition, we combined two of our operating divisions, Genzyme Surgical Products and Genzyme Tissue Repair, to form a new division called Genzyme Biosurgery. We allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery. The combination of Genzyme Surgical Products and Genzyme Tissue Repair to form Genzyme Biosurgery did not result in any adjustments to the book values of the net assets of the divisions because they remained divisions of the same corporation. We present the financial statements of Genzyme Biosurgery as though the divisions had been combined for all periods presented, and include the operations of Biomatrix in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery from the date of acquisition.

        In connection with the formation of Genzyme Biosurgery, we created Genzyme Biosurgery Stock. Biosurgery Stock is designed to track the performance of our Genzyme Biosurgery division. We converted each outstanding share of Surgical Products Stock into 0.6060 of a share of Biosurgery Stock, and each outstanding share of Tissue Repair Stock into 0.3352 of a share of Biosurgery Stock. We

GCS-12

converted all outstanding options to purchase Surgical Products Stock and Tissue Repair Stock into options to purchase Biosurgery Stock at the applicable conversion rate.

        In December 2000, we acquired GelTex, a public company engaged in developing therapeutic products based on polymer technology, for an aggregate purchase price of approximately $1.1 billion, which we paid $515.2 million in cash and 15.8 million in shares of Genzyme General Stock, valued at $491.2 million. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of GelTex are included in the combined financial statements of Genzyme General from December 14, 2000, the date of acquisition. As part of the acquisition of GelTex, we acquired GelTex's interest in RenaGel LLC, our joint venture with GelTex. Our consolidated financial statements and the combined financial statements of Genzyme General reflect the consolidation of RenaGel LLC from the date of acquisition of GelTex. Prior to the acquisition of GelTex, we accounted for our investment in RenaGel LLC under the equity method of accounting.

CRITICAL ACCOUNTING POLICIES

        The preparation of consolidated financial statements under generally accepted accounting principles requires us to make certain estimates and judgements that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in our financial statements. Our actual results could differ from these estimates under different assumptions and conditions.

        We believe that the following critical accounting policies affect the more significant judgements and estimates used in the preparation of our consolidated financial statements:

  •
  Policies Relating to Tracking Stocks;

  •
  Revenue Recognition;

  •
  Inventories;

  •
  Long-Lived Assets;

  •
  Asset Impairments; and

  •
  Marketable Securities Impairments.

Policies Relating to Tracking Stocks

Earnings per Share

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

        If our board of directors decides to change the current method of allocating our earnings, or if we issue a new series or redeem an existing series of common stock, the earnings attributable to each series of our common stock could be materially different. Such a change could have an adverse impact on the earnings attributable to one or more series of our common stock, and the impact could be significant.

GCS-13

Allocation of Revenue, Expenses, Assets, and Liabilities

        Our charter sets forth which operations and assets were initially allocated to each division and states that going forward the division will also include all business, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between our divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our management and accounting policies, which are filed as Exhibit 99.1 to this annual report. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

        Allocations to our divisions are based on one of the following methodologies:

        —specific identification—assets that are dedicated to the production of goods of a division or which solely benefit a division are allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred in activities which directly benefit a division are allocated to that division. Such specifically identified assets and liabilities include cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs are allocated to that division;

        —actual usage—expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the service is performed on a cost basis. Such charges are generally based on direct labor hours;

        —proportionate usage—costs incurred which benefit more than one division are allocated based on management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or

        —board directed—programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. The board also allocates long-term debt and strategic investments.

        Any future changes that our board of directors may make to the methods for allocating revenue, expenses, assets, and liabilities among our divisions could materially change the results of operations or the financial condition of a division.

Income Tax Allocation Policy

        If at the end of any fiscal quarter, a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Genzyme Biosurgery and Genzyme Molecular Oncology have not yet generated taxable income, and thus have not had the ability to use any projected annual tax benefits. Genzyme General has generated taxable income, providing it with the ability to utilize the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology. Consistent with our policy, we have allocated the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology to Genzyme General without making any compensating payments or allocations to the division that generated the benefit.

        We anticipate that the losses of Genzyme Biosurgery and Genzyme Molecular Oncology will decline in the future. As these losses decline, the tax benefits allocated from these divisions to

GCS-14

Genzyme General will also decline. In addition, if our board of directors decided to change our tax allocation policy, it could reduce the tax benefits allocated to any division that is profitable at the time the change becomes effective, and reduce the earnings allocated to the associated series of tracking stock. Currently, Genzyme General is our only profitable division.

        Deferred tax assets and liabilities can arise from purchase accounting that relate to a division that does not satisfy the realizability criteria of SFAS No. 109, "Accounting for Income Taxes." Such deferred tax assets and liabilities are allocated to the division to which the acquisition was allocated. As a result, the periodic changes in the deferred tax assets and liabilities do not result in a tax expense or benefit to that division. However, the change in the deferred tax asset or liability is added to division net income for purposes of determining net income allocated to a tracking stock. If our board of directors modified the policy for allocating changes in these assets and liabilities, the income attributable to each series of tracking stock could be materially different.

Revenue Recognition

        We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, and title and risk of loss have passed to the customer. We recognize revenue from service sales when we have finished providing the service. We recognize revenue from research and development contracts over the term of the applicable contract and as we incur costs related to that contract. We recognize non-refundable, up-front license fees over the related performance period or at the time we have no remaining performance obligations.

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

        The timing of product shipments and receipts can have a significant impact the amount of revenue recognized in a period. Also, some of our products are sold through distributors. Revenue could be adversely affected if distributor inventories increased to an excessive level. If this were to happen, we could experience reduced purchases in subsequent periods, or product returns from the distribution channel due to overstocking, low end-user demand, or expiration. We have invested in significant resources to track channel inventories in order to prevent distributor inventories from increasing to excessive levels.

        The risks and uncertainties regarding future revenue include our ability to manufacture sufficient amounts of our products. For example, we are currently dependent on third party manufacturers for the majority of the production of the raw material used in the production of Renagel phosphate binder as well as the tableting and capsulating process for Renagel finished goods. At the same time, we are rapidly expanding our worldwide manufacturing infrastructure in order to meet the projected demand for Renagel phosphate binder and all other products that are currently in our pipeline.

        We record allowances for product returns, and for any applicable third party contractual allowances, rebates, or discounts. These allowances are recorded as reductions of revenue. These allowances require us to make significant judgments and estimates, which could require adjustments in the future. Such adjustments could have a material effect on our reported revenues.

        We do not recognize revenue unless collectibility is reasonably assured. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

GCS-15

Inventories

        We value inventories at cost or, if lower, fair value. We determine cost using the first-in, first-out method. We analyze our inventory levels quarterly and write down inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value, and inventory in excess of expected requirements. Inventory with a life in excess of its shelf life is disposed of and the related costs are written off. If actual market conditions are less favorable than those projected by management, additional inventory writedowns may be required.

        We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would result in the write-off of the inventory and a charge to earnings.

Long-Lived Assets

        In the ordinary course of our business, we incur substantial costs to purchase and construct property, plant and equipment. The treatment of costs to purchase or construct these assets depends on the nature of the costs and the stage of construction. Costs incurred in the initial design and evaluation phase, such as the cost of performing feasibility studies and evaluating alternatives, are charged to expense. Qualifying costs incurred in the committed project planning and design phase, and in the construction and installation phase, are capitalized as part of the cost of the asset. We stop capitalizing costs when an asset is substantially complete and ready for its intended use. Determining the appropriate period during which to capitalize costs, and assessing whether particular costs qualify for capitalization, requires us to make significant judgments. These judgments can have a material impact on our reported results.

        For products we expect to be commercialized, we capitalize the cost of validating new equipment for the underlying manufacturing process. We begin capitalization when we consider the product to have demonstrated technological feasibility, and end capitalization when the asset is substantially complete and ready for its intended use. Costs capitalized include incremental labor and direct material, and incremental fixed overhead and interest. Determining whether to capitalize validation costs requires judgment, and can have a significant impact on our reported results. Also, if we were unable able to successfully validate the manufacturing process for any future product, we would have to write-off to current operating expense any validation costs that had been capitalized during the unsuccessful validation process. To date, all of our manufacturing process validation efforts have been successful.

        We generally depreciate plant and equipment using the straight-line method over its estimated economic life, which ranges from 3 to 10 years. Determining the economic lives of plant and equipment requires us to make significant judgments that can materially impact our operating results. For certain specialized manufacturing plant and equipment, we use the units-of-production depreciation method. The units-of-production method requires us to make significant judgments and estimates, including estimates of the number of units that will be produced using the assets. There can be no assurance that our estimates are accurate. If our estimates require adjustment, it could have a material impact on our reported results.

        In accounting for acquisitions, we allocate the purchase price to the fair value of the acquired tangible and intangible assets, including acquired in-process research and development (IPR&D). This requires us to make several significant judgments and estimates. For example, we generally estimate the value of acquired intangible assets and IPR&D using a discounted cash flow model, which requires us to make assumptions and estimates about, among other things:

  •
  the time and investment that will be required to develop products and technologies;

GCS-16

  •
  our ability to develop and commercialize products before our competitors develop and commercialize products for the same indications;

  •
  revenues that will be derived from the products; and

  •
  appropriate discount rates to use in the analysis.

        Use of different estimates and judgments could yield materially different results in our analysis, and could result in materially different asset values and IPR&D charges.

        As of December 31, 2001, there were approximately $1.5 billion of net intangible assets on our consolidated balance sheet. We amortize acquired intangible assets using the straight-line method over their estimated economic lives, which range from 1.5 to 40 years. Determining the economic lives of acquired intangible assets requires us to make significant judgment and estimates, and can materially impact our operating results.

Asset Impairments

        We periodically evaluate long-lived assets for potential impairment under SFAS 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." We perform these evaluations whenever events or changes in circumstance suggest that the carrying value of an asset or group of assets is not recoverable. Indicators of potential impairment include:

  •
  a significant change in the manner in which an asset is used;

  •
  a significant decrease in the market value of an asset;

  •
  a significant adverse change in the Company's business or its industry; and

  •
  a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the asset.

        If we believe an indicator of potential impairment exists, we test to determine whether the impairment recognition criterion of SFAS No. 121 has been met. In evaluating long-lived assets for potential impairment, we make several significant estimates and judgments, including:

  •
  determining the appropriate grouping of assets at the lowest level for which cash flows are available;

  •
  estimating future cash flows associated with the asset or group of assets; and

  •
  determining an appropriate discount rate to use in the analysis.

        Use of different estimates and judgements could yield materially different results in our analysis, and could result in significantly different asset impairment charges.

        Effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of goodwill's impairment and that other intangible assets be amortized over their useful lives. Unlike SFAS No. 121, goodwill impairment tests performed under SFAS No. 142 do not involve an initial test comparing the projected undiscounted cash flows to the carrying amount of the goodwill. Instead, SFAS No. 142 requires that goodwill be tested using a two-step process. The first step compares the fair value of the reporting unit with the unit's carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, the unit's goodwill may be impaired, and the second step must be completed to measure the amount of the goodwill impairment charge, if any. In the second step, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount is greater than the implied fair value, the carrying value of the goodwill must be written down to its implied fair value.

GCS-17

        We will perform transitional impairment tests under SFAS No. 142 in 2002 for the $792.3 million of goodwill recorded as of December 31, 2001. For all of our acquisitions, various analysis, assumptions, and estimates were made at the time of acquisition specifically regarding product development, market conditions, and cash flows that were used to determine the valuation of goodwill and intangibles. The possibility exists that those estimates could prove to be inaccurate, which could result in an impairment of goodwill. Also, because the goodwill impairment test required by SFAS No. 142 is different than the test we had been required to perform under SFAS No. 121, transitional impairment tests performed under SFAS No. 142 may yield different results than previous tests performed under SFAS No. 121. This charge would be recorded as an expense to the income statement at the time of impairment. We anticipate that our goodwill impairment test in 2002 will result in an impairment loss recognition of between $80 million and $90 million, related mainly to our cardiothoracic reporting unit. This charge will be reflected in our consolidated statements of operations and the combined statements of operations for Genzyme Biosurgery for the quarter ended March 31, 2002.

Marketable Securities Impairments

        We invest in marketable securities as part of our strategy to align ourselves with technologies and companies that fit with Genzyme's future strategic direction. Most often we will collaborate on scientific programs and research with the issuer of the marketable securities. On a quarterly basis we review the fair market value of these marketable securities in comparison to historical cost.

        If the fair market value of a marketable security is less than our carrying value, we consider all available evidence in assessing when and if the value of the investment can be expected to recover to at least its historical cost. This evidence would include:

  •
  continued positive progress in the issuer's scientific programs;

  •
  ongoing activity in our collaborations with the issuer;

  •
  a lack of any other substantial company-specific adverse events causing declines in value; and

  •
  overall financial condition and liquidity of the issuer of the securities.

        If our review indicates that the decline in value is "other than temporary," we write-down our investment to the then current market value and record an impairment charge to our statements of operations. The determination of whether an unrealized loss is "other than temporary" requires significant judgment, and can have a material impact on our reported results.

RESULTS OF OPERATIONS

        The following discussion summarizes the key factors our management believes are necessary for an understanding of our consolidated financial statements.

Revenues

	2001	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Product revenue	$1,110,254	$811,897	$683,482	37%	19%
Service revenue	98,370	84,482	79,448	16%	6%

Total product and service revenue	1,208,624	896,379	762,930	35%	17%
Research and development revenue	15,006	6,941	9,358	116%	(26)%

Total revenues	$1,223,630	$903,320	$772,288	35%	17%

GCS-18

Product Revenue

        We derive product revenue from sales by Genzyme General of therapeutic, diagnostic and other products, including Cerezyme enzyme and Renagel phosphate binder, and sales by Genzyme Biosurgery of cardiothoracic, orthopaedics and biosurgical specialties, including Seprafilm adhesion barrier.

	2001	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Genzyme General:
Therapeutics	$772,297	$600,304	$488,705	29%	23%
Diagnostic products	76,858	61,469	57,971	25%	6%
Other	49,576	28,254	24,825	75%	14%
Genzyme Biosurgery:
Cardiothoracic	69,118	76,406	77,966	(10)%	(2)%
Orthopaedics	83,373	4,159	—	1,905%	N/A
Biosurgical specialties	59,032	41,305	34,015	43%	21%

Total product revenues	$1,110,254	$811,897	$683,482	37%	19%

2001 As Compared to 2000

Genzyme General—Therapeutics

        The increase in Therapeutics product revenue in 2001 was primarily due to increased sales of Renagel phosphate binder, which is used to reduce serum phosphorus levels in patients with end-stage renal disease on dialysis, and continued growth in sales of Cerezyme enzyme for the treatment of Type I Gaucher disease. We began recording revenues from Renagel phosphate binder during the second quarter of 2000 under an amended distribution arrangement with GelTex, which we acquired in December 2000. Prior to this amendment, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex, and were $8.0 million for the three month period ended March 31, 2000.

        Sales of Renagel phosphate binder for the year ended December 31, 2001 as compared to December 31, 2000 include sales of capsules and the 800 mg tablet formulation. We launched the tablet formulation in the United States during the third quarter of 2000. In the first quarter of 2001, the higher-than-anticipated demand for the 800 mg tablet formulation and certain production constraints resulted in a temporary shortage of this dosage form of Renagel phosphate binder. Patients taking the 800 mg tablets were shifted to an equivalent dose of 400 mg Renagel tablets or 403 mg Renagel capsules while we built an inventory of 800 mg tablets to support our re-launch of this dosage form in June 2001. Despite the temporary shortage of the 800 mg tablet formulation, sales of Renagel phosphate binder increased significantly in the year ended December 31, 2001 in comparison to the same period of 2000 due to accelerating adoption of the product by nephrologists, as evidenced by significant increases in both renewal prescriptions and new prescriptions. To support the increased demand for Renagel phosphate binder, we are in the process of expanding our manufacturing capacity in both Ireland and the United Kingdom. Renagel is sold primarily through a wholesale distribution channel. It is important for us to manage wholesaler inventory levels. Excess wholesaler inventory levels could lead to product returns due to overstocking, low end-user demand, or expiration. Our objective is to manage wholesale inventory levels to 4-6 weeks by the end of 2002.

        The steady growth in sales of Cerezyme enzyme for the year ended December 31, 2001 as compared to December 31, 2000 was primarily attributable to our continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure

GCS-19

that has continued to increase international sales of this product. Additionally, we continue to market Ceredase enzyme for the treatment of Gaucher disease, although we have successfully converted virtually all Gaucher disease patients to a treatment regimen using Cerezyme enzyme.

        Our results of operations are highly dependent on sales of Cerezyme enzyme and a reduction in revenue from sales of this product would adversely affect its results of operations. Revenue from Cerezyme enzyme would be impacted negatively if competitors developed alternative treatments for Gaucher disease and the alternative products gained commercial acceptance. We are aware of companies that have initiated efforts to develop competitive products. Oxford Glycosciences plc, for example, is developing Vevesca (OGT 918), a small molecule drug candidate for the treatment of Gaucher disease. OGT 918 has been granted orphan drug status in the United States for treatment in Gaucher and Fabry diseases, and has been designated as an orphan medicinal product in the European Union for the treatment of Gaucher disease. In 2001, Oxford Glycosciences submitted a Marketing Authorisation Application (MAA) to the European Agency for the Evaluation of Medicinal Products (EMEA), as well as a new drug application (NDA) to the FDA for OGT 918 for the oral treatment of type 1 Gaucher disease. Other companies may attempt to develop competitive products in the future. Although orphan drug status for Cerezyme enzyme, which provided us with exclusive marketing rights for Cerezyme enzyme in the United States, expired in May 2001, we continue to have patents protecting our method of manufacturing Cerezyme enzyme until 2010 and the composition of Cerezyme enzyme as made by that process until 2013. The expiration of market exclusivity and orphan drug status in May 2001 will likely subject Cerezyme enzyme to increased competition, which may decrease the amount of revenue we receive from this product or the growth of that revenue.

        The following table provides information regarding the change in sales of our Gaucher disease therapies as a percentage of total product revenue during the periods presented:

	2001	2000	01/00 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Sales of Cerezyme/Ceredase enzymes	$569,887	$536,868	6%
% of total product revenue	51%	66%

        Although sales of our Gaucher disease therapies continue to increase, the decline as a percentage of total product revenue is a trend we expect will continue in the future. We expect that growth in the sales of Renagel phosphate binder will continue to increase, driven primarily by the accelerating adoption of the product by nephrologists worldwide.

        The continued growth in sales of Renagel phosphate binder will be dependent on several factors, including:

  •
  our ability to successfully expand manufacturing capacity;

  •
  our ability to manufacture sufficient quantities to meet demand; and

  •
  acceptance by the medical community of Renagel phosphate binder as the preferred treatment for elevated serum phosphorus levels in dialysis patients.

GCS-20

        The following table provides information regarding the change in sales of Renagel phosphate binder as a percentage of total product revenue during the periods presented:

	2001	2000	01/00 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Sales of Renagel phosphate binder	$176,921	$47,891	269%
% of total product revenue	16%	6%

        Other therapeutics revenue for each period includes sales of Thyrogen hormone, which is an adjunctive diagnostic tool for well-differentiated thyroid cancer. Revenue for Thyrogen hormone increased 36% to $18.7 million for the year ended December 31, 2001 as compared to the year ended December 31, 2000 due primarily to increased market penetration. Additionally, Thyrogen hormone was launched in Europe in the fourth quarter of 2001 as a result of a positive opinion rendered in September 2001 by the Committee for Proprietary Medicinal Products of the European Medicines Evaluation Agency, which was necessary for commercial introduction of the product. Other therapeutics revenue also increased due to increased sales of Fabrazyme enzyme in Europe.

Genzyme General—Diagnostic Products

        Diagnostic products revenue for the year ended December 31, 2001 as compared to December 31, 2000 was due primarily to increased sales of infectious disease testing products and HDL and LDL cholesterol testing products. Also contributing to the increase for the year ending December 31, 2001 as compared to December 31, 2000 was the addition of sales of point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our June 2001 acquisition of Wyntek. Diagnostic product revenue also included royalties on product sales by Techne Corporation's biotechnology group.

Genzyme Biosurgery

        For Genzyme Biosurgery, cardiothoracic products include fluid management (chest drainage) systems, surgical closures, biomaterials, and instruments for conventional and minimally invasive cardiac surgery. The decrease in cardiothoracic product revenue in 2001 as compared to 2000 was due to decreased sales of chest drainage systems resulting from competitive pricing pressures in that market as well as our withdrawal from certain commodity suture lines in Europe. The decrease was offset, in part, by the continued growth in sales of minimally invasive cardiac surgery products and the sales revenue from FocalSeal-L surgical sealant. We added FocalSeal-L surgical sealant to the cardiothoracic product category in the third quarter of 2000 pursuant to a distribution and marketing agreement with Focal which, prior to our acquisition of Focal in June 2001, provided us with exclusive distribution rights for this product in North America.

        The orthopaedics product revenue increased in 2001 as compared to 2000 primarily due to the sales of Synvisc viscosupplementation product, which we added to the orthopaedics product category in December 2000 through our acquisition of Biomatrix.

        The increase in biosurgical specialties product revenue in 2001 as compared to 2000 was due primarily to increases in sales of Seprafilm bioresorbable membrane and Sepramesh biosurgical composite. An increase in sales of products sold to original equipment manufacturers and sales generated from Hylaform and skin care products, which were added to the biosurgical specialties product category in December 2000, also contributed to the overall increase in biosurgical specialties product revenue. The increase in sales was partially offset by the decrease in sales of instruments for plastic surgery due to the sale of our Snowden-Pencer line of surgical instruments during the fourth quarter of 2001.

GCS-21

2000 As Compared to 1999

Genzyme General—Therapeutics

        The increase in our product revenue for the year ended December 31, 2000 as compared to December 31, 1999, was primarily due to:

  •
  increased sales of Cerezyme enzyme, attributable to our continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure; and

  •
  increased sales of Renagel phosphate binder, attributable to the accelerated adoption by nephrologists.

        For both 2000 and 1999, our product revenue consisted primarily of sales of Cerezyme enzyme and Ceredase enzyme, as indicated in the following table:

	2000	1999	00/99 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Sales of Cerezyme/Ceredase enzymes	$536,868	$478,358	12%
% of total product revenue	66%	70%

        The following table provides information regarding the change in sales of Renagel phosphate binder as a percentage of total product revenue during the periods presented:

	2000	1999	00/99 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Sales of Renagel phosphate binder	$47,891	$—	N/A
% of total product revenue	6%	N/A

        Other therapeutics revenue for the year ending December 31, 2000 compared to December 31, 1999 includes sales of Thyrogen hormone. Revenue for Thyrogen hormone increased 65% for the year ended December 31, 2000 as compared to December 31, 1999, due primarily to increased market penetration.

Genzyme General—Diagnostic Products

        The increase in diagnostic products revenue for the year ended December 31, 2000 as compared to December 31, 1999 was due primarily to increased sales of infectious disease testing products and HDL and LDL cholesterol testing products. Diagnostic product revenue also includes royalties on product sales by Techne Corporation's biotechnology group.

Genzyme Biosurgery

        The decrease in cardiothoracic product revenue in 2000 as compared to 1999 was due primarily to the competitive pricing pressures in the chest drainage market. These factors were offset, in part, by the continued growth in minimally invasive cardiothoracic products and the revenue generated from FocalSeal-L surgical sealant, which was added to the cardiothoracic product line in 2000.

GCS-22

        The increase in orthopaedics revenue was due to the continued growth in sales of Synvisc viscosupplementation product, which was added to the orthopaedic line in 2000 as a result of our acquisition of Biomatrix.

        Biosurgical specialties revenue increased as a result of continued revenue growth in sales of Seprafilm bioresorbable membrane and Sepramesh biosurgical composite, which are used to limit the incidence and severity of post-operative adhesions. An increase in revenues from our Snowden-Pencer line of instruments for general and plastic surgery and products sold to original equipment manufacturers, including sutures, also contributed to the overall increase in biosurgical specialties product revenue.

Service Revenue

        We derive service revenue from three principal sources:

  •
  genetic testing services performed by Genzyme General;

  •
  Genzyme Biosurgery's Carticel chondrocytes for the treatment of cartilage damage; and

  •
  genomics services using Genzyme Molecular Oncology's SAGE gene expression technology.

	2001	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Genzyme General	$74,056	$61,161	$57,223	21%	7%
Genzyme Biosurgery	23,614	23,321	20,305	1%	15%
Genzyme Molecular Oncology	700	—	1,920	N/A	(100)%

Total service revenues	$98,370	$84,482	$79,448	16%	6%

2001 As Compared to 2000

        The increase in service revenue for the year ending December 31, 2001 as compared to December 31, 2000 was due to increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu in oncology.

2000 As Compared to 1999

        The increase in service revenue for the year ending December 31, 2000 as compared to December 31, 1999 was due to increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu in oncology, as well as increased sales of Carticel chondrocytes and Epicel skin grafts. The increase in sales of Carticel chondrocytes was a result of continued increases in the numbers of patients treated and surgeons trained as well as an increase in the number of insurance reimbursement approvals. Sales of genomics services decreased during this period as a result of a planned shift in the focus of the SAGE business in late 1999 from one in which Genzyme Molecular Oncology provided services for third parties to one in which it granted licenses to practice the technology.

GCS-23

International Product and Service Revenue

        A substantial portion of our revenue was generated outside of the United States, as described in the following table. Most of this revenue was attributable to sales of Cerezyme enzyme. The following table shows international product and service revenue:

	2001	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
International product and service revenue	$424,361	$350,996	$311,080	21%	13%
% of total product and service revenue	35%	39%	41%

2001 As Compared to 2000

        International sales of Cerezyme enzyme increased 10% to $297.5 million in the year ended December 31, 2001 as compared to $270.6 million in the year ended December 31, 2000. Despite an approximate 3% decline in the average exchange rate of the Euro for the year ended December 31, 2001 as compared to the year ended December 31, 2000, international sales of Cerezyme enzyme increased for both periods due primarily to the continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure.

        We began recording revenues from Renagel phosphate binder during the second quarter of 2000 under an amended distribution arrangement with GelTex, which we acquired in December 2000. Prior to this amendment, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex. International sales of Renagel phosphate binder increased 66% to $20.1 million in the year ended December 31, 2001 as compared to $6.9 million in the year ended December 31, 2000. The increase is attributable to:

  •
  the on-going launch of Renagel phosphate binder tablets in Europe;

  •
  the introduction of Renagel phosphate binder in Brazil; and

  •
  the expansion of the European Renagel phosphate binder sales forces.

        International product and service revenue as a percent of total product and service revenue decreased in the years ended December 31, 2001 and December 31, 2000 due primarily to increased sales of Renagel phosphate binder in the United States.

2000 As Compared to 1999

        International sales of Cerezyme enzyme increased 13% to $270.6 million in the year ended December 31, 2000 as compared to $240.5 million in the year ended December 31, 1999. Despite an approximate 13% decline in the average exchange rate of the Euro for the year ended December 31, 2000 as compared to the year ended December 31, 1999, international sales of Cerezyme enzyme increased for both periods due primarily to the continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure.

        For the year ended December 31, 2000 we recorded $6.9 million in sales of Renagel phosphate binder internationally. We did not record revenues for this product in 1999. The addition of Renagel phosphate binder to the international mix was driven primarily by the accelerating adoption of the product by nephrologists worldwide and the significant progress made with the post-approval clinical development program.

GCS-24

        International product and service revenue as a percent of total product and service revenue decreased slightly in year ended December 31, 2000 as compared to December 31, 1999 due primarily to the addition of sales of Renagel phosphate binder in the United States in 2000.

MARGINS

	2001	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Product margin	$802,829	$579,514	$501,145	39%	16%
% of total product revenue	72%	71%	73%
Service margin	$42,197	$34,305	$30,004	23%	14%
% of total service revenue	43%	41%	38%
Total gross margin	$845,026	$613,819	$531,149	38%	16%
% of total product and service revenue	70%	68%	70%

2001 As Compared to 2000

Product Margin

        Product margin for the year ended December 31, 2001 as compared to December 31, 2000 increased primarily as a result of increased sales of Renagel phosphate binder, Cerezyme enzyme, Synvisc viscosupplementation product and point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our acquisition of Wyntek. The increase for the year ended December 31, 2001 was partially offset by charges to cost of products sold of $8.2 million relating to the increased basis of the inventory obtained in connection with our acquisition of GelTex.

        The increase in product margin as a percentage of product revenue for the year ended December 31, 2001 as compared to December 31, 2000 was attributable to a 37% increase in product revenue, driven primarily by increased sales of Cerezyme enzyme, Renagel phosphate binder and sales of point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our acquisition of Wyntek, partially offset by a 32% increase in the cost of products sold for the same period. We expect that in the future our product margin as a percentage of product revenue will trend slightly lower, primarily due to the lower margins normally attributable to Renagel phosphate binder, our building of additional manufacturing capacity in both the United Kingdom and Ireland, and a product mix shift as sales of diagnostics products and services continue to increase.

Service Margin

        Service margin for the year ended December 31, 2001 as compared to December 31, 2000 continued to increase, both in absolute numbers and as a percentage of total service revenue, primarily as a result of increased sales of our DNA and cancer testing services. The increase in service margin as a percentage of service revenue for the year ended December 31, 2001 as compared to December 31, 2000 was attributable to a 16% increase in service revenue, driven primarily by increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu in oncology, partially offset by a 12% increase in the cost of services sold for the same period.

2000 As Compared to 1999

Product Margin

        The decrease in product margin as a percentage of product revenue for the year ended December 31, 2000 as compared to the year ended December 31, 1999 was attributable to an 19%

GCS-25

increase in product revenue, driven primarily by increased sales of both Cerezyme enzyme and Renagel phosphate binder, offset by a 27% increase in the cost of products sold for the same period.

Service Margin

        Service margin for the year ended December 31, 2000 as compared to December 31, 1999 increased primarily as a result of increased sales of our DNA and cancer testing services. Service margin as a percentage of service revenue for the year ended December 31, 2001 as compared to December 31, 2000 remained flat. This was primarily attributable to a 6% increase in service revenue, driven primarily by increased sales of genetic testing services resulting from an expanded presence in the prenatal market and a broader test menu in oncology, partially offset by a 1% increase in the cost of services sold for the same period.

Operating Expenses

2001 As Compared to 2000

        The increase in selling, general and administrative expenses for the year ended December 31, 2001, as compared to the year ended December 31, 2000, is primarily related to:

  •
  increased staffing to support the growth in several of our product lines;

  •
  increased expenditures to support the increased sales of Cerezyme enzyme, drive the growth in sales of Renagel phosphate binder and Thyrogen hormone, and for the launch of Fabrazyme enzyme in Europe;

  •
  expenses associated with the consolidation of Genzyme Biosurgery's European operations;

  •
  increased patent litigation costs; and

  •
  the addition of expenses from GelTex, Biomatrix, Wyntek, Focal and Novazyme.

        Selling, general and administrative expenses for the year ended December 31, 2001 included $27.0 million of charges resulting from Pharming Group N.V.'s decision to file for and operate under a court-supervised receivership. Included was a write-off of the $10.2 million in principal and accrued interest due to us under the 7% senior convertible note issued to us by Pharming Group and a charge of $16.8 million representing our commitment to fund all of the operations of the LLC, which in turn is legally obligated to supply transgenic human alpha-glucosidase enzyme until the nine patients currently enrolled in the clinical trial for this product can be transitioned to a CHO-cell product. As a result of Pharming Group's failure to make payments to fund our joint venture for the development of a CHO-cell product for Pompe disease under a strategic alliance agreement, we terminated this agreement in August and have assumed full operational and financial responsibility for the development of the CHO-cell product. Our joint venture with Pharming Group covering a transgenic product for Pompe disease remains in place, however, we do not intend to commercialize this product.

        The increase in research and development expenses for the year ended December 31, 2001, as compared to the year ended December 31, 2000, is primarily attributable to:

  •
  the cost of post-marketing clinical development efforts for Renagel phosphate binder, which was included in equity in net loss of unconsolidated affiliates before we acquired GelTex;

  •
  the addition of spending on the C. difficile colitis, DENSPM, iron chelation, oral mucositis, anti-obesity, and GT102-279 programs as a result of our acquisition of GelTex;

  •
  increased spending on our program to develop Fabrazyme enzyme for the treatment of Fabry disease;

GCS-26

  •
  the addition of spending on the Synvisc viscosupplementation product through our acquisition of Biomatrix;

  •
  the addition of spending on FocalSeal-L surgical sealant through our acquisition of Focal;

  •
  increased spending on our orthopaedic and cardiothoracic development programs; and

  •
  increased spending on other internal programs.

        Research and development expenses for the year ended December 31, 2001, reflect a charge of $4.7 million, representing the net amount owed by Pharming Group to the CHO-cell product joint venture we previously formed with Pharming Group that we believe is uncollectable.

        In connection with our acquisition of GelTex in December 2000, we converted options to purchase shares of GelTex common stock into options to purchase shares of Genzyme General Stock. In accordance with Financial Accounting Standards Board (FASB) Interpretation No. 44, at the date of acquisition we allocated the intrinsic value for the unvested portion of these options of $10.2 million to deferred compensation, a component of stockholders' equity. This amount was amortized to operating expense over the vesting period of one year from the date of acquisition. We allocated the expense to the appropriate expense categories of our statements of operations based on the functional responsibility of each employee or option holder. For the year ended December 31, 2001, we recorded $9.7 million of compensation expense related to these options, of which $7.9 million was charged to research and development expense and $1.8 million was charged to selling, general and administrative expense. For the year ended December 31, 2000, we recorded $0.5 million of compensation expense related to these options, of which $0.4 million was charged to research and development expense and $0.1 million was charged to selling, general and administrative expense. The deferred compensation was fully amortized by December 31, 2001.

        In connection with our acquisition of Novazyme in September 2001, we converted options, warrants and rights to purchase shares of Novazyme common stock into options, warrants and rights to purchase shares of Genzyme General Stock. In accordance with FASB Interpretation No. 44, at the date of acquisition we allocated the $2.6 million intrinsic value of the portion of the unvested options related to the future service period to deferred compensation. We are amortizing this amount to operating expense over the remaining vesting period of 22 months from the date of acquisition. We are allocating the expense to the appropriate expense categories of our consolidated statements of operations based on the functional responsibility of each option holder. For the year ended December 31, 2001, we recorded $0.4 million of compensation expense related to these options, of which $0.2 million was charged to selling, general and administrative expenses and $0.2 million was charged to research and development expense.

2000 As Compared to 1999

        The increase in selling, general and administrative expenses for the year ended December 31, 2000 as compared to the year ended December 31, 1999, is primarily related to:

  •
  increased staffing to support the growth in several of Genzyme General's product lines, including Renagel phosphate binder;

  •
  increased expenditures to support the increased sales of Cerezyme enzyme and Thyrogen hormone; and

  •
  increased spending for marketing of the cardiothoracic products.

        In the fourth quarter of 2000, Genzyme General reversed $2.6 million of our allowance for bad debt, much of which had been accrued during 2000. This reversal was made due to changes in circumstances regarding, and estimates for, certain domestic and foreign receivables.

GCS-27

        The increase in research and development expenses for the year ended December 31, 2000, as compared to the year ended December 31, 1999, is primarily attributable to:

  •
  a charge of $19.5 million during the first quarter of 2000 for the initial amounts payable to Synpac (North Carolina), Inc. under a license agreement granted to us by Synpac to develop and commercialize a human alpha-glucosidase enzyme replacement therapy for Pompe disease, offset by a $10.3 million research and development reimbursement from Pharming Group;

  •
  a charge of $2.0 million in the third quarter of 2000, representing the 15% premium to the market price that we paid for ordinary shares of Cambridge Antibody Technology Group plc concurrently with entry into a strategic alliance to develop and commercialize human monoclonal antibodies directed against TGF-beta;

  •
  increased spending on our program to develop Fabrazyme enzyme for the treatment of Fabry disease;

  •
  increased costs in connection with the operations of ATIII LLC, our consolidated joint venture with Genzyme Transgenics Corporation to develop and commercialize recombinant human antithrombin III; and

  •
  increased spending in our cell and gene therapy programs.

Amortization of Intangibles

        The increase in amortization of intangibles for the year ended December 31, 2001, is primarily attributable to intangible assets acquired in connection with our acquisitions of:

  •
  GelTex and Biomatrix in December 2000;

  •
  Genzyme Development Partners, L.P. limited partnership interests in January and August 2001; and

  •
  Focal and Wyntek in June 2001.

Purchase of In-Process Research and Development

Novazyme

        In September 2001, in connection with our acquisition of Novazyme, we acquired a technology platform that we believe can be leveraged in the development of treatments for various LSDs. As of the acquisition date, the technology platform had not achieved technological feasibility and would require significant further development to complete. Accordingly, we have allocated to IPR&D and charged to expense $86.8 million, representing the portion of the purchase price attributable to the technology platform. Genzyme General recorded this amount as a charge to expense in its combined statement of operations for the year ended December 31, 2001.

        Our management assumes responsibility for determining the IPR&D valuation and engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the probability-adjusted net cash flows expected to result once the technology has reached technological feasibility and is utilized in the treatment of certain LSDs. A discount rate of 16% was applied to estimate the present value of these cash flows and is consistent with the overall risks of the platform technology. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology and adjusted the future cash flows to reflect the contribution of value from these assets.

GCS-28

        In the allocation of purchase price to the IPR&D, the concept of alternative future use was specifically considered. The platform technology is specific to LSDs and there is currently no alternative use for the technology in the event that it fails as a platform for enzyme replacement therapy for the treatment of LSDs. We currently estimate that it will take approximately three years and an investment of approximately $75 million to $100 million to complete the development of, obtain approval for and commercialize the first product based on this technology platform.

Wyntek

        In June 2001, in connection with our acquisition of Wyntek, we allocated approximately $8.8 million of the purchase price to IPR&D. Genzyme General recorded this amount as a charge to expense in its combined statement of operations for the year ended December 31, 2001.

        We estimated the fair value assigned to purchased IPR&D by discounting, to present value, the cash flows expected to result from the project once it has reached technological feasibility. We applied a discount rate of 25% to estimate the present value of these cash flows, which is consistent with the risks of the project. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased IPR&D was the amount attributable to the efforts of Wyntek up to the time of acquisition. In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered for the program under development. There are no alternative uses for the in-process program in the event that the program fails in clinical trials or is otherwise not feasible.

        Wyntek currently is developing a cardiovascular product to rapidly measure the quantitative levels of cardiac marker proteins. These are the leading markers for the diagnosis of acute myocardial infarction. The product consists of a mobile, stand-alone, quantitative diagnostic device and a reaction strip that detects disease specific marker proteins. The intended use of the device is to read reaction strips at the patient's bedside or in an emergency room setting. We expect to launch this product during the second half of 2002.

GelTex

        In December 2000, in connection with the acquisition of GelTex, we allocated approximately $118.0 million of the purchase price to IPR&D, which Genzyme General recorded as a charge to expense in its combined statement of operations for the year ended December 31, 2000. As of December 31, 2001, the technological feasibility of the projects had not yet been reached.

GCS-29

        Below is a brief description of the GelTex IPR&D projects, including an estimation of when management believes Genzyme General may realize revenues from the sales of these products in the respective application:

Program	Program Description or Indication	Development Status at December 31, 2001	Value at Acquisition Date (in millions)	Estimated Cost to Complete (in millions)	Year of Expected Product Launch
Renagel phosphate binder	Next stage non-absorbed polymer phosphate binder for the treatment of hyperphospatemia	• Phase 4 trials ongoing in the U.S. • Phase 3 trial ongoing in Japan	$19.7	$10.7	(1)
GT160-246	c. difficile colitis	Phase 2 trial ongoing	37.4	35.0	2006
Oral Iron Chelation	Iron overload disease	Approval to commence Phase 1 trials in Europe obtained 2001	15.7	26.5	2007
Fat absorption inhibitor	Anti-Obesity	Expected to file an IND in late 2002	17.8	40.0	2010
Polymer	Oral Mucositis	IND expected to be filed in the first quarter of 2003	17.8	30.0	2008
DENSPM	Psoriasis	Program cancelled during 2001; no further development planned	3.4	N/A	N/A
GT102-279	Second generation lipid-lowering compound	Program cancelled during 2001; no further development planned	6.2	N/A	N/A

			$118.0	$142.2

(1)
Clinical studies scheduled for completion in 2002, 2003 and 2004. Year of launch not estimable due to early stage of program.

Biomatrix

        In December 2000, in connection with our acquisition of Biomatrix, we allocated approximately $82.1 million to IPR&D, which Genzyme Biosurgery recorded as a charge to expense in its combined statement of operations for the year ended December 31, 2000. As of December 31, 2001, the technological feasibility of the Biomatrix IPR&D projects had not yet been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

GCS-30

        Below is a brief description of the Biomatrix IPR&D projects, including an estimation of when management believes we may realize revenues from the sales of these products in the respective application:

Program	Program Description or Indication	Development Status at December 31, 2001	Value at Acquisition Date (in millions)	Estimated Cost to Complete (in millions)	Year of Expected Product Launch
Visco-supplementation	Use of elastoviscous solutions and viscoelastic gels in disease conditions to supplement tissues and body fluids, alleviating pain and restoring normal function	• Preclinical for knee indications • Presubmission in Europe for hip indications	$33.8	(1)	2002 to 2006
Visco-augmentation and Visco-separation	Use of viscoelastic gels to provide scaffolding for tissue regeneration and to separate tissues and decrease formation of adhesions and excessive scars after surgery.	• Preclinical-gynecological pelvic indications • Phase 2—spine indications • Phase 3—abdominal indications	48.3	(1)	2003 to 2006

			$82.1

(1)
Costs to complete are not estimable due to the early stage of these programs.

        Substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technological feasibility. In addition, once developed each product will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue. We cannot give you assurances that these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially affected.

Charge for Impaired Assets

        In 2000, we recorded a $4.3 million charge for abandoned equipment at our Springfield Mills manufacturing facility located in the United Kingdom. The write-off of equipment was related to the Sepra product line and did not have other alternative uses. We allocated this charge to Genzyme Biosurgery.

GCS-31

OTHER INCOME AND EXPENSES

	2001	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Equity in net loss of unconsolidated affiliates	$(35,681)	$(44,965)	$(42,696)	(21)%	5%
Gain on affiliate sale of stock	212	22,689	6,683	(99)%	240%
Gain (loss) on investments in equity securities	(25,996)	15,873	(3,749)	(264)%	523%
Minority interest in net loss of subsidiary	2,259	4,625	3,674	(51)%	26%
Gain (loss) on sale of product line	(24,999)	—	8,018	N/A	(100)%
Other	(2,205)	5,188	14,527	(143)%	(64)%
Investment income	50,504	45,593	36,158	11%	26%
Interest expense	(37,133)	(15,710)	(21,771)	136%	(28)%

Total other income (expense), net	$(73,039)	$33,293	$844	(319)%	3,845%

2001 As Compared to 2000

Equity in Net Loss of Unconsolidated Affiliates:

        We currently own approximately 26% of the common stock of Genzyme Transgenics and record our portion of its results in equity in net loss of unconsolidated affiliates.

        We record the results of the following joint ventures in equity in net loss of unconsolidated affiliates:

Joint Venture	Partner	Effective Date	Product/Indication	Genzyme Division
RenaGel LLC	GelTex (1)	June 1997	Renagel phosphate binder for the reduction of serum phosphorus in patients with end-stage renal disease	Genzyme General
BioMarin/ Genzyme LLC	BioMarin Pharmaceutical Inc.	September 1998	Aldurazyme enzyme for the treatment of mucopolysaccharidosis-I	Genzyme General
Pharming/ Genzyme LLC	Pharming Group N.V. (2,3)	October 1998	Human alpha-glucosidase for the treatment of Pompe disease (transgenic product)	Genzyme General
Genzyme/Pharming Alliance LLC	Pharming Group N.V. (2,4)	June 2000	Human alpha-glucosidase for the treatment of Pompe disease (produced using CHO cells)	Genzyme General
Diacrin/Genzyme LLC	Diacrin, Inc.	October 1996	Products using porcine fetal cells for the treatment of Parkinson's and Huntington's diseases	Genzyme Biosurgery (until May 1999); Genzyme General (after May 1999)

(1)
We acquired GelTex and the remaining 50% interest in RenaGel LLC in December 2000. RenaGel LLC was merged into GelTex effective October 1, 2001.

(2)
Since August 2001, Pharming Group N.V. has been operating under court-supervised receivership.

GCS-32

(3)
Beginning in August 2001, we became responsible for funding all of the operations of Pharming/Genzyme LLC, which in turn is legally obligated to supply transgenic human alpha-glucosidase enzyme until the patients currently enrolled in the clinical trial of this product can be transitioned to a CHO-cell product.

(4)
In August 2001, we terminated our strategic alliance with Pharming Group N.V. and certain of its subsidiaries for the development of a CHO-cell product for Pompe disease and assumed full operational and financial responsibility for the development of the CHO-cell product.

        Included in the year ended December 31, 2000 are losses from RenaGel LLC, in which we and GelTex each owned a 50% interest. Prior to our acquisition of GelTex in December 2000, we included our proportionate share of the results of RenaGel LLC in equity in net loss of unconsolidated affiliates. We acquired GelTex, including its 50% interest in RenaGel LLC, in December 2000. We have consolidated the results of RenaGel LLC in Genzyme General's combined financial statements from December 14, 2000, the date of our acquisition of GelTex. Our equity in the net losses of RenaGel LLC was $15.9 million for the year ended December 31, 2000.

        Excluding the losses of RenaGel LLC for the year ended December 31, 2000, the increase in our equity in net loss of unconsolidated affiliates for the year ended December 31, 2001 as compared to December 31, 2000 is primarily the result of:

  •
  a $5.9 million increase in losses from our joint venture with BioMarin;

  •
  a $1.3 million increase in losses from Genzyme/Pharming Alliance LLC, one of our joint ventures with Pharming Group (which we terminated in August 2001);

  •
  a $2.3 million increase in losses from Genzyme Transgenics; and

  •
  a $1.3 million increase in losses from Focal.

        The increased losses were offset in part by a $3.9 million decrease in losses from our joint venture with Diacrin and a $3.7 million decrease in losses from Pharming/Genzyme LLC. Also included in the year ended December 31, 2001 are losses from Genzyme/Pharming Alliance LLC, which was our joint venture with Pharming Group for the development of a CHO-cell derived product for the treatment of Pompe disease. We terminated our strategic alliance agreement with Pharming covering this joint venture in August 2001. As a result, we have included 100% of the losses of Genzyme/Pharming Alliance LLC since August 23, 2001. Beginning in August 2001, we became responsible for funding of the costs to produce transgenic alphaglucosidase and related clinical trial costs for Pharming/Genzyme LLC until the patients currently enrolled in the clinical trial of the product can be transitioned to a CHO-cell product.

        In January 2001, Focal exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. We allocated this investment to Genzyme Biosurgery. We recorded in equity in net loss of unconsolidated affiliates our portion of the results of Focal. Our equity in net loss of unconsolidated affiliates increased in 2001 compared to 2000 in part because we did not account for our interest in Focal under the equity method in 2000. On June 30, 2001, we acquired the remaining 78% of the outstanding shares of Focal in an exchange of shares of Biosurgery Stock for shares of Focal common stock.

Gain on Affiliate Sale of Stock

        In accordance with our policy pertaining to affiliate sales of stock we recorded the following due to the issuance by Genzyme Transgenics, an unconsolidated affiliate, of additional shares of Genzyme Transgenics common stock:

  •
  a gain of $0.2 million in 2001; and

  •
  gains of $22.7 million, and a net deferred tax expense of $3.9 million (net of a $3.4 million credit for the reversal of a valuation allowance on a deferred tax asset) in 2000.

GCS-33

        Our ownership interest in Genzyme Transgenics was approximately 26% as of December 31, 2001 and 2000.

Gain (Loss) on Investments in Equity Securities

        We recorded the following charges related to investments in equity securities for the year ended December 31, 2001:

  •
  In the quarter ended September 30, 2001, we recorded charges of $11.8 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group and $4.5 million in connection with our investment in the common stock of Targeted Genetics, because we considered the decline in the value of these investments to be other than temporary. Given the significance and duration of the declines as of the end of the quarter, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments.

  •
  In the quarter ended September 30, 2001, we recorded a charge of $8.5 million to write down our investment in Pharming Group common stock. In August 2001, Pharming Group announced that it would file for receivership in order to seek protection from its creditors.

  •
  In the quarter ended June 30, 2001, we recorded a $1.2 million charge to reflect the fair market value of our investment in Aronex. In April 2001, Antigenics announced that it had entered into a definitive merger agreement with Aronex. The merger was completed in July 2001. Under the terms of the merger agreement, we received 0.0594 of a share of Antigenics common stock for each share of Aronex common stock that we held.

        We recorded the following gains and losses on investments in equity securities for the year ended December 31, 2000:

  •
  In the quarter ended June 30, 2000, we recorded a gain of $5.5 million upon the sale of a portion of our investment in Genzyme Transgenics common stock. The tax effect of this gain was fully offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. In the third and fourth quarters of 2000, we recorded gains of $10.9 million and $1.3 million, upon additional sales of portions of our investment in Genzyme Transgenics common stock.

  •
  In the quarter ended June 30, 2000, we recorded a $7.6 million gain to reflect the fair market value of our investment in Celtrix Pharmaceuticals, Inc. Celtrix was acquired by Insmed Pharmaceuticals Inc. and our shares of Celtrix common stock were exchanged on a one-for-one basis for shares of Insmed common stock.

  •
  In the quarter ended December 31, 2000, we recorded a $7.3 million loss for the write down of our investment in the common stock of Focal because we considered the decline in the value of this investment to be other than temporary.

Minority Interest in Net Loss of Subsidiary

        As part of our combined direct (until July 2001) and indirect interest in ATIII LLC, our joint venture with Genzyme Transgenics for the development and commercialization of transgenic recombinant human antithrombin III (or ATIII), we consolidated the results of ATIII LLC and recorded Genzyme Transgenics' portion of the losses of that joint venture as minority interest. Minority interest increased for the year ended December 31, 2001 due to a change in the funding agreement for the joint venture in March 2001, retroactive to January 1, 2001, which increased Genzyme Transgenics's portion of the losses incurred by ATIII LLC to 50% until July 2001 and 100% thereafter as compared to 26% for the same period a year

GCS-34

ago. In 2000, ATIII LLC had losses of $14.8 million, of which Genzyme Transgenics' portion was $4.6 million.

        In July 2001, we transferred our 50% ownership interest in ATIII LLC to Genzyme Transgenics. In exchange for our interest in the joint venture, we will receive a royalty on worldwide net sales (excluding Asia) of its products based on ATIII beginning three years after the first commercial sale of each such product up to a cumulative maximum amount of $30.0 million.

Gain (Loss) on Sale of Product Line

        In November 2001, we sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery, for $16.0 million in cash. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a carrying value of approximately $41.0 million at the time of the sale. We recorded a loss of $25.0 million in connection with this sale and a related tax benefit of $4.7 million.

        We did not sell any product lines during the year ended December 31, 2000.

Other

        For the year ended December 31, 2001, we recorded a pre-tax charge of $4.1 million in other expense to reflect the change in value of warrants to purchase shares of Genzyme Transgenics' common stock from January 1, 2001 to December 31, 2001.

        In December 2000, we recorded a $2.1 million charge in connection with our uncertainty in collecting amounts due under a note that was issued to us in May 1999 by a strategic collaborator. We concluded that this uncertainty existed as a result of the FDA's ruling to deny approval of the collaborator's New Drug Application for a key product. The ruling has subsequently resulted in the collaborator announcing that it will be taking steps to reserve cash by reducing its workforce and other operating expenses.

        In April 2000, we received net proceeds of approximately $5.1 million in connection with the settlement of a lawsuit. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase enzyme at a fill facility operated by a contractor to Genzyme.

Investment Income

        The increase in investment income for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was primarily attributable to higher average cash and investment balances. The increase in cash balances was partially attributable to our completion of the private placement of $575.0 million in principal of 3% convertible subordinated debentures in May 2001. Net proceeds from the offering were approximately $562.1 million. We allocated the principal balance of the debentures and the net proceeds from the offering to Genzyme General. We used a portion of the net proceeds from the private placement of the debentures to repay the $150.0 million we had drawn under our revolving credit facility in December 2000 and allocated to Genzyme General.

Interest Expense

        The increase in interest expense for the year ended December 31, 2001 as compared to the year ended December 31, 2000 is primarily the result of additional interest expense resulting from the $350.0 million of debt drawn on our revolving credit facility in December 2000 as part of the financing of the GelTex and Biomatrix acquisitions, and the private placement of $575.0 million in principal of 3% convertible debentures issued in May 2001.

GCS-35

2000 As Compared to 1999

Equity in Net Loss of Unconsolidated Affiliates:

        Our equity in net loss of unconsolidated affiliates increased in the year ended December 31, 2000 as compared to December 31, 1999 as a result of:

  •
  a $7.8 million increase in losses from RenaGel LLC;

  •
  a $5.6 million increase in losses from our joint venture with BioMarin; and

  •
  the addition of $1.5 million of losses from Genzyme/Pharming Alliance LLC, which was formed in June 2000.

        The increased losses were offset by:

  •
  a $1.8 million decrease in losses from our joint venture with Diacrin;

  •
  a $3.7 million decrease in losses from Pharming/Genzyme LLC;

  •
  a $1.9 million decrease in losses from our joint venture with StressGen Biotechnologies Corp. and the Canadian Medical Discoveries Fund, Inc. (the joint venture was dissolved in December 1999); and

  •
  a $5.0 million decrease in losses from Genzyme Transgenics.

Gain on Affiliate Sale of Stock

        In accordance with our policy pertaining to affiliate sales of stock we recorded the following due to the issuance by Genzyme Transgenics, an unconsolidated affiliate, of additional shares of Genzyme Transgenics common stock.:

  •
  gains of $22.7 million, and a net deferred tax expense of $3.9 million (net of a $3.4 million credit for the reversal of a valuation allowance on a deferred tax asset) in 2000; and

  •
  a gain of $6.7 million in 1999.

        Our ownership interest in Genzyme Transgenics was approximately 26% as of December 31, 2000 and 33% as of December 31, 1999.

Gain (Loss) on Investments in Equity Securities

        We recorded the following gains and losses on investments in equity securities for the year ended December 31, 2000:

  •
  In the quarter ended June 30, 2000, we recorded a gain of $5.5 million upon the sale of a portion of our investment in Genzyme Transgenics common stock. The tax effect of this gain was fully offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. In the third and fourth quarters of 2000, we recorded gains of $10.9 million and $1.3 million, respectively, upon additional sales of portions of our investment in Genzyme Transgenics common stock.

  •
  In the quarter ended June 30, 2000, we recorded a $7.6 million gain to reflect the fair market value of our investment in Celtrix Pharmaceuticals, Inc. Celtrix was acquired by Insmed Pharmaceuticals Inc. and our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock. We recognized a $7.6 million gain upon this exchange in the second quarter of 2000.

  •
  In the quarter ended December 31, 2000, we recorded a $7.3 million loss for the write down of our investment in the common stock of Focal because we considered the decline in the value of this investment to be other than temporary.

GCS-36

        We recorded the following gains and losses on investments in equity securities for the year ended December 31, 1999:

  •
  In the quarter ended March 31, 1999, we recorded a gain of $2.0 million upon the sales of shares of Techne Corporation common stock that we received when we sold our research products business to Techne.

  •
  In the quarter ended June 30, 1999, we recorded losses of $5.7 million in connection with investments in the common stock of Pharming Group and IntegraMed America, Inc., because we considered the decline in the value of those investments to be other than temporary.

        In connection with the charges we recorded in 2000 and 1999, we concluded that substantial evidence existed that the value of the investments would recover to at least its cost. This evidence included:

  •
  continued positive progress in the issuers' scientific programs;

  •
  ongoing activity in our collaborations with the issuer; and

  •
  a lack of any substantial company-specific adverse events causing the declines in value.

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

Minority Interest in Net Loss of Subsidiary

        As part of our combined direct (until July 2001) and indirect interest in ATIII LLC, our joint venture with Genzyme Transgenics for the development and commercialization of ATIII, we consolidated the results of ATIII LLC and recorded Genzyme Transgenics' portion of the losses of that joint venture as minority interest. In 2000, ATIII LLC had losses of $14.8 million, of which Genzyme Transgenics' portion was $4.6 million. In 1999, ATIII LLC had losses of $12.2 million, of which Genzyme Transgenics' portion was $3.7 million.

Gain (Loss) on Sale of Product Line

        We did not sell any product lines during the year ended December 31, 2000.

        In July 1999, we recorded a gain of $0.5 million in connection with the sale of our immunochemistry product lines to an operating unit of Sybron Laboratory Products Corporation. In June 1999, we recorded a gain of $7.5 million representing the receipt of a payment of a note receivable that was received as partial consideration for the sale of Genetic Design in 1996. We had previously fully reserved the amount of this note because we considered the repayment of the note to be uncertain.

Other

        In December 2000, we recorded a $2.1 million charge in connection with our uncertainty in collecting amounts due under a note that was issued to us in May 1999 by a strategic collaborator. We concluded that this uncertainty existed as a result of the FDA's ruling to deny approval of the collaborator's New Drug Application for a key product. The ruling has subsequently resulted in the collaborator announcing that it will be taking steps to reserve cash by reducing its workforce and other operating expenses.

        In April 2000, we received net proceeds of approximately $5.1 million in connection with the settlement of a lawsuit. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase enzyme at a fill facility operated by a contractor to Genzyme.

GCS-37

        In December 1999, we recorded a net gain of $14.4 million upon receipt of a payment associated with the termination of an agreement to acquire Cell Genesys, Inc.

Investment Income

        The increase in investment income for year ended December 31, 2000, as compared to December 31, 1999, was primarily attributable to higher average cash and investment balances. The increase in cash balances was partially attributable to our issuance in May 1998 of $250.0 million in principal of 5 1/4% convertible subordinated notes coupled with increased cash generated from operations.

Interest Expense

        The decrease in interest expense for the year ended December 31, 2000 as compared to the year ended December 31, 1999 is the result of our November 1999 repayment of $82.0 million outstanding under our revolving credit facility, which had been allocated to Genzyme General.

Tax (Benefit) Provision

	2001	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
(Benefit from) provision for income taxes	$(2,020)	$55,478	$46,947	104%	18%
Tax rate	(2)%	744%	40%

        Our tax rates for all periods vary from the U.S. statutory tax rate as a result of our:

  •
  non-deductible charges for IPR&D;

  •
  provision for state income taxes;

  •
  use of a foreign sales corporation;

  •
  nondeductible amortization of intangibles; and

  •
  use of tax credits.

        Our effective tax rate for 2001 was significantly impacted by nondeductible charges for IPR&D resulting from our acquisitions of Wyntek in June 2001 and Novazyme in September 2001, and nondeductible amortization of intangibles, consisting largely of goodwill, resulting from our acquisitions of GelTex and Biomatrix in December 2000. Additionally, the resolution of several tax audit matters in 2001 resulted in the recognition of $2.2 million of net tax benefits. Our effective tax rate for 2000 was significantly impacted by non-deductible IPR&D charges resulting from our acquisitions of GelTex and Biomatrix.

GCS-38

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

	2001	2000	1999
	(Amounts in thousands)
Earnings allocated to:
Genzyme General Stock	$44,543	$121,455	$149,360
Biosurgery Stock	(126,981)	(87,188)	—
Molecular Oncology Stock	(29,718)	(23,096)	(28,832)
Surgical Products Stock	—	(54,748)	(20,514)
Tissue Repair Stock	—	(19,833)	(30,040)

        We created Genzyme Biosurgery on December 18, 2000. Prior to this date, the operations allocated to Genzyme Biosurgery were included in the operations allocated to our then-existing divisions Genzyme Surgical Products and Genzyme Tissue Repair and as of that date, the operations of Genzyme Surgical Products and Genzyme Tissue Repair ceased. We created Genzyme Surgical Products on June 28, 1999. Prior to this date, the operations of Genzyme Surgical Products were included in the operations allocated to Genzyme General and, therefore, in the net income allocated to Genzyme General Stock. The tax benefits associated with the losses of Genzyme Surgical Products for the period from June 28, 1999 to December 31, 1999, which amounted to $6.9 million, continued to be allocated to Genzyme General Stock. Our management and accounting policies provide that, if as of the end of any fiscal quarter, a division can not use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payment or allocation to the division generating the benefit. Tax benefits allocated to Genzyme General, which are included in earnings attributable to Genzyme General Stock, are as follows:

	2001	2000	1999
	(Amounts in thousands)
Tax benefits allocated from:
Genzyme Biosurgery	$24,593	$28,023	$26,994
Genzyme Molecular Oncology	11,904	7,476	7,812

Total	$36,497	$35,499	$34,806

        These tax benefits represent 82%, 29% and 23% of earnings allocated to Genzyme General Stock in 2001, 2000 and 1999, respectively. The amount of tax benefits allocated to Genzyme General fluctuate based on the results of Genzyme Biosurgery and Genzyme Molecular Oncology. If the losses of those divisions decline, as they are expected to, then the tax benefits allocated to Genzyme General will also decline.

Cumulative Effect of Change in Accounting Principle

        On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that we recognize all derivative instruments as either assets or liabilities in our consolidated balance sheet and measure those instruments at fair value. Subsequent changes in fair

GCS-39

value are reflected in current earnings or other comprehensive income, depending on whether a derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship.

        In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative-effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations for the year ended December 31, 2001 to recognize the fair value of warrants to purchase shares of Genzyme Transgenics' common stock held on January 1, 2001. Transition adjustments pertaining to interest rate swaps designated as cash-flow hedges and foreign currency forward contracts were not significant. For the year ended December 31, 2001, we recorded a pre-tax charge of $4.1 million in other expense to reflect the change in value of our warrants to purchase shares of Genzyme Transgenics' common stock from January 1, 2001 to December 31, 2001. We also recorded a charge of $0.9 million ($1.5 million pre-tax) in other comprehensive income for the year ended December 31, 2001 to reflect the change in value of our interest rate swap contract during the period, net of tax.

        In the normal course of business, we manage risks associated with foreign exchange rates, interest rates and equity prices through a variety of strategies, including the use of hedging transactions, executed in accordance with our policies. As a matter of policy, we do not use derivative instruments unless there is an underlying exposure. Any change in the value of our derivative instruments would be substantially offset by an opposite change in the value of the underlying hedged items. We do not use derivative instruments for trading or speculative purposes.

Research and Development Programs

        Before we can commercialize our development-stage products, we will need to:

  •
  conduct substantial research and development;

  •
  undertake preclinical and clinical testing; and

  •
  pursue regulatory approvals.

        This process is risky, expensive, and may take several years. We cannot guarantee that we will be able to successfully develop any product, or that we would be able to recover our development costs upon commercialization of a product that we successfully develop.

        Below is a brief description of our significant research and development programs:

Program	Program Description or Indication	Development Status at December 31, 2001	Expected Product Launch
GENZYME GENERAL
Fabrazyme (afgalsidase beta for injection)	Fabry disease	Marketed in Europe in 2001; BLA submitted to the FDA in June 2000; post-marketing phase 4 trial ongoing	2002
Aldurazyme (laronidase for injection)	MPS 1	Phase 3 trial completed; BLA submission to the FDA and MAA submission to the EMEA planned for early 2002	2003
Alpha-glucosidase (CHO product)	Pompe disease	Phase 2 trial ongoing	2004
GT160-246(1)	C. difficile	Phase 2 trial ongoing	2006
TGF-beta antagonists	Diffuse scleroderma	Phase 1-2 trial ongoing	2006

GCS-40

GENZYME BIOSURGERY
HIF 1a	Angiogenic gene therapy to treat coronary artery disease and peripheral arterial disease	Phase 1 clinical trials ongoing	2008
Cardiac Cell Therapy	Tissue regeneration therapy to treat congestive heart failure	Preclinical	2010
Synvisc (Hylan G-F20)(2)	Next stage viscosupplementation products to treat osteoarthritis of the knee, hip and other joints	• Preclinical for knee indications • Pre-Submission in Europe for hip indications	2002 to 2006
Sepra technologies(3)	Next stage products to prevent surgical adhesions for various indications	• Preclinical – gynecological & pelvic indications • Phase 2 – spine indications • Phase 3 – abdominal indications	2003 to 2006
GENZYME MOLECULAR ONCOLOGY
Dendritic/tumor cell fusion vaccines	Multiple cancer indications	Phase 1-2 ongoing	2007 to 2009
Melan-A/MART-1 and gp100 antigen specific cancer vaccines	Melanoma	Phase 1-2 ongoing	2006 to 2008

        The aggregate actual and estimated research and development expense for the above programs is as follows (in millions):

	Genzyme General	Genzyme Biosurgery	Genzyme Molecular Oncology	Total
Costs incurred for the year ended December 31, 2000	$48.3	$14.3	$6.4	$69.0
Costs incurred for the year ended December 31, 2001	$78.3	$19.8	$12.6	$110.7
Cumulative costs incurred as of December 31, 2001	$176.2	$70.3	$28.3	$274.8
Estimated costs to complete as of December 31, 2001(3)	$170.0 to $185.0	$135.0 to $150.0	$125.0 to $175.0	$430.0 to $510.0

(1)
Program was acquired in connection with the December 2000 acquisition of GelTex.

(2)
Includes programs acquired in connection with the December 2000 acquisition of Biomatrix.

(3)
Excludes estimated costs to complete Cardiac cell therapy, Synvisc programs and certain Sepra product applications due to the early stage of these programs.

        Our current estimates of the time and investment required to develop these products may change depending on the approach we take to pursue them, the results of preclinical and clinical studies, and the content and timing of decisions made by the FDA and other regulatory authorities. We cannot provide assurance that any of these programs will ever result in products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indication. If certain of our

GCS-41

development-stage programs do not result in commercially viable products, our results of operations could be materially affected.

Liquidity and Capital Resources

        At December 31, 2001, we had cash, cash-equivalents, and short- and long-term investments of $1.1 billion, an increase of $481.6 million from December 31, 2000.

        Our operating activities generated $225.1 million in cash for the year ended December 31, 2001, as compared to $177.1 million for the year ended December 31, 2000. Net cash provided by operating activities was the result of our net loss of $112.2 million offset by:

  •
  $179.0 million of depreciation and amortization, of which $56.7 million resulted from the depreciation of property, plant and equipment and $122.3 million resulted from the amortization of intangible assets, including intangible assets acquired in connection with our acquisitions of GelTex, Biomatrix, Wyntek and Focal;

  •
  $95.6 million of charges for IPR&D, of which $86.8 million was attributable to our acquisition of Novazyme and $8.8 million was attributable to our acquisition of Wyntek;

  •
  $35.7 million from the equity in net losses of unconsolidated affiliates;

  •
  $26.0 million from the loss on investments in equity securities; and

  •
  $18.1 million attributable to the net change in working capital.

        Our investing activities utilized $743.8 million in cash in 2001 as compared to $546.0 million in 2000, primarily due to:

  •
  $456.2 million to fund net purchases of investments compared to generating $200.9 million in net cash in 2000;

  •
  $184.3 million to fund purchases of property, plant and equipment, of which, $37.1 million resulted from our manufacturing capacity expansion in the United Kingdom, Belgium and Switzerland, $16.3 million resulted from payments towards our acquisition of a large-scale manufacturing facility in Ireland, $59.1 million resulted from our manufacturing capacity expansion in the United States and $33.9 million representing an aggregate of other manufacturing relocations, expansions and rehabilitations worldwide;

  •
  $58.7 million to fund the acquisition of Wyntek, net of cash acquired and $25.9 million to fund the purchase of the GDP Class A and Class B limited partnership interests, offset in part by $2.3 million of cash acquired in connection with the acquisition of Focal and $5.2 million of cash acquired in connection with our acquisition of Novazyme; and

  •
  $39.7 million to fund our joint ventures in 2001 as compared to $23.5 million in 2000.

        Our financing activities generated $530.2 million in net cash in 2001, primarily due to proceeds of $91.5 million from the issuance of common stock and $579.1 million from the issuance of debt, offset in part by $156.7 million used to repay debt and capital lease obligations. Financing activities in 2000 generated $475.6 million.

        We have access to a $350.0 million revolving credit facility, all of which matures in December 2003. Prior to November 2001, this was a $500.0 million credit facility, $150.0 million of which matured in December 2001 and $350.0 million of which matures in December 2003. At December 31, 2000 $18.0 million was outstanding under the portion of the facility that matured in December 2001, all of which was allocated to Genzyme Biosurgery, and $350.0 million was outstanding under the portion of the facility maturing in December 2003, $150.0 million of which was allocated to Genzyme General and $200.0 million of which was allocated to Genzyme Biosurgery. In May 2001, Genzyme General repaid

GCS-42

the $150.0 million it had drawn under this facility in December 2000 to finance the cash component of the GelTex merger consideration. In September 2001 we decided to rollover the $18.0 million outstanding under the portion of the facility that matured in December 2001 into the portion of the facility that matures in December 2003. In November 2001, we drew an additional $17.0 million under this facility and allocated the borrowings to Genzyme Biosurgery. We repaid $1.0 million of this amount in December 2001. We allowed the $150.0 million portion of the credit facility to expire without renewal at its December 31, 2001 maturity date. At December 31, 2001, $234.0 million remained outstanding under the $350.0 million facility, all of which was allocated to Genzyme Biosurgery. Borrowings under this facility bear interest at LIBOR plus an applicable margin. The terms of the revolving credit facility include various covenants, including financial covenants, which require us to meet minimum liquidity and interest coverage ratios and to meet maximum leverage ratios. We currently are in compliance with these covenants and do not anticipate falling out of compliance.

        In May 2001, we completed the private placement of $575.0 million in principal of 3% convertible subordinated debentures due 2021. Net proceeds from the offering were approximately $562.1 million. We have allocated the principal amount of the debentures and the net proceeds from the offering to Genzyme General. We will pay interest on these debentures on May 15 and November 15 each year using cash allocated to Genzyme General. The first interest payment was made on November 15, 2001. The debentures are convertible, upon the satisfaction of certain conditions, into shares of Genzyme General Stock at an initial conversion price of $70.30 per share. The conversion price is subject to adjustment. Holders of the debentures may require us to repurchase all or part of their debentures for cash on May 15, 2006, 2011 or 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest through the date prior to the date of repurchase. Additionally, if certain fundamental changes occur, each holder may require us to repurchase, for cash, all or a portion of the holder's debentures. On or after May 20, 2004, we may redeem for cash all or part of the debentures that have not previously been converted or repurchased. We used a portion of these proceeds to repay the $150.0 million we had drawn under our revolving credit facility in December 2000 and allocated to Genzyme General to finance a portion of the cash consideration for the GelTex acquisition. We expect to utilize the remaining proceeds from the sale of the debentures for Genzyme General's working capital and general corporate purposes.

        In August 2001, we completed the redemption of our $21.2 million in principal of 5% convertible subordinated debentures due 2003. Prior to the redemption date, the holders of the debentures elected to convert all of the principal of the debentures into approximately 1.3 million shares of Genzyme General Stock. We paid approximately $3.2 million in cash for the accrued interest on the debentures through the date of conversion using cash allocated to Genzyme General.

GCS-43

        As of December 31, 2001, we had committed to make the following payments under contractual obligations:

	Payments Due by Period
Contractual Obligations
	Total	2002	2003		2004	2005	2006		After 2006
	(Amounts in millions)
Long-term debt	$825.7	$6.7	$244.0	(1)	$—	$—	$575.0	(2)	—
Capital lease obligations	26.8	1.0	0.8		—	25.0	—		—
Operating leases	291.7	20.3	24.9		24.5	21.1	13.7		187.2
Unconditional purchase obligations	179.8	50.3	49.4		21.4	17.9	20.4		20.4
Capital commitments	7.7	7.7	—		—	—	—		—
Research and development agreements (3)	92.8	46.9	18.0		11.0	10.0	6.9		—

Total contractual obligations	$1,424.5	$132.9	$337.1		$56.9	$74.0	$616.0		$207.6

(1)
Includes $10.0 million in principal under a 6.9% convertible subordinate note in favor of UBS Warburg LLC that matures in May 2003 and is convertible into shares of Biosurgery Stock;

(2)
Consists of $575.0 million in principal under our 3% convertible subordinated debentures due May 2021, which are convertible into shares of Genzyme General Stock;

(3)
From time to time, we enter into agreements with third parties to obtain access to scientific expertise or technology that we do not already have. These agreements frequently require that we pay our licensor or collaborator a technology access fee, milestone payments upon the occurrence of certain events, and/or royalties on sales of products that infringe the licensed technology or arise out of the collaborative research. In addition, these agreements may call for us to fund research activities not being performed by us. The amounts indicated in the table above represent committed funding obligations to our key collaborators under our significant development programs. Should we terminate any of our license or collaboration agreements, the funding commitments contained within them would expire. In addition, the actual amounts that we pay our licensors and collaborators will depend on numerous factors outside of our control, including the success of our preclinical and clinical development efforts with respect to the products being developed under these agreements, the content and timing of decisions made by the Patent & Trademark Office, the FDA and other regulatory authorities, the existence and scope of third party intellectual property, the reimbursement and competitive landscape around these products, and other factors described under the heading "Factors Affecting Future Operating Results" below.

        We believe that our available cash, investments and cash flows from operations will be sufficient to fund our planned operations and capital requirements for the foreseeable future. Although we currently have substantial cash resources and positive cash flow, we intend to use substantial portions of our available cash for:

  •
  product development and marketing;

  •
  expanding facilities and staff;

  •
  working capital; and

  •
  strategic business initiatives.

        To satisfy these and other commitments, we may have to obtain additional financing. We cannot guarantee that we will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms that we consider favorable.

GCS-44

Third Party Transactions

        The following table identifies:

  •
  the companies in which we hold equity interests;

  •
  overlaps between the directors, executive officers or managing partners of those companies and our directors and officers;

  •
  any equity interest in excess of 5% of the outstanding common stock or partnership interests of those companies held by any of our directors or officers(1); and

  •
  whether, as of December 31, 2001, we had entered into a joint venture or collaboration with that company(2).

Company	Overlapping Officers & Directors	Equity Interest of Genzyme Officers & Directors in Excess of 5%	Joint Venture/Collaboration as of December 31, 2001
ABIOMED, Inc.	One of our directors, who is also one of our officers, is a director of ABIOMED	No	No
Antigenics, Inc.	None	No	No
BioMarin Pharmaceutical, Inc.	None	No	Yes
Cambridge Antibody Technology Group plc	None	No	Yes
Crucell, N.V.	None	No	No
Dyax Corporation	Two of our directors are directors of Dyax	No	Yes
Genzyme Transgenics Corporation	One of our directors is an officer of GTC; another	No	Yes
of our directors, who is also one of our officers, is a director of GTC; and one of our officers is a director of GTC
Healthcare Ventures V, L.P.	None	No	No
Oxford Bioscience Partners IV, L.P.	None	No	No
Pharming Group N.V.	None	No	No
ProQuest Investments II, L.P.	None	No	No
Targeted Genetics Corporation	None	No	Yes
ViaCell, Inc.	None	No	No

(1)
Based on publicly available Securities and Exchange Commission filings submitted as of March 29, 2002 by each of the parties listed or the schedule of partnership interests provided by the partnership. This information has not been independently verified by us.

(2)
See Note I, "Investments," to the accompanying financial statements for additional information regarding our investment in and/or relationship with each entity.

New Accounting Pronouncements

        In July 2001, the Financial Accounting Standards Board or FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for under the purchase method and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic

GCS-45

tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. The provisions of SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001, and will thus be adopted by us in fiscal year 2002. However, for goodwill and intangible assets acquired after June 30, 2001, certain provisions of SFAS No. 142 will be effective from the date of acquisition. We anticipate that our goodwill impairment test in 2002 will result in impairment loss recognition of between $80.0 million and $90.0 million related mainly to our cardiothoracic reporting unit. This charge will be reported as a cumulative effect of a change in accounting principle in our consolidated statement of operations and the combined statement of operations for Genzyme Biosurgery for the quarter ended March 31, 2002. For the year ended December 31, 2001, we had approximately $51.4 million of goodwill amortization. The full impact of SFAS No. 141 and SFAS No. 142 on our financial statements has not been determined.

        In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. We are in the process of assessing the effect of adopting SFAS No. 143, which will be effective for our fiscal year ending December 31, 2002.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. However, SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for: 1) recognition and measurement of the impairment of long-lived assets to be held and used; and 2) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and thus will be adopted by us in fiscal year 2002. We do not expect the adoption of SFAS No. 144 to have a material effect on our financial condition or results of operations.

        The Emerging Issues Task Force recently released Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer" ("EITF No. 01-09"). EITF No. 01-09 addresses whether a vendor should recognize consideration given to a customer, including a distributor, as an offset to revenue being recognized from the same customer or as an expense. The provisions of EITF No. 01-09 are to be applied to financial statements for periods beginning after December 15, 2001, and thus will be adopted by us in fiscal year 2002. For comparative purposes, financial statements for prior periods must be reclassified to comply with the requirements. We are currently assessing the effect that adopting EITF No. 01-09 will have on our financial statements.

Market Risk

        We are exposed to potential loss from exposure to market risks represented principally by changes in interest rates, foreign exchange rates, and equity prices. At December 31, 2001 we held various derivative contracts in the form of foreign exchange forwards and interest rate swaps. The derivatives contain no leverage or option features. We also held a number of other financial instruments, including investments in marketable securities, and had balances outstanding under several debt securities.

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

GCS-46

        To estimate the potential loss due to changes in interest rates, we performed a sensitivity analysis for a one-day horizon. In order to estimate the potential loss, we used an adverse change in interest rates of 100 basis points across the yield curve at year-end. We used the following assumptions in preparing the sensitivity analysis:

  •
  convertibles that are "in-the-money" at year end are considered equity securities and are excluded;

  •
  convertibles that are "out-of-the-money" at year end are treated as fixed rate debt securities and we assumed we will repay the principal amount in full at maturity and we ignored the exercise of embedded equity options; and

  •
  financial instruments contain no other call or leverage features material to our analysis.

        On this basis, we estimate the potential loss in fair value from changes in interest rates to be $4.6 million, virtually all of which is attributable to Genzyme General. The variance in interest rate risk is attributable to a similar debt portfolio with a slight change in portfolio structure. The estimate of potential loss does not include a separate determination of potential losses due to changes in credit spreads. Our investments are investment grade securities and deposits are with investment grade financial institutions. We believe that the realization of losses due to changes in credit spreads is unlikely. The potential loss estimated above on all market risk sensitive instruments reflects a fair value loss on debt offset by a fair value loss on assets. We expect to hold our debt to maturity or conversion, whichever is sooner. Therefore, the realization of the potential loss on debt obligations is unlikely.

Foreign Exchange Risk

        As a result of our worldwide operations, we face exposure to adverse movements in foreign currency exchange rates, primarily to the Euro and its component currencies, British pounds and Japanese yen. These exposures are reflected in market risk sensitive instruments, including foreign currency receivables and payables and foreign exchange forward contracts. During 2001, our risk management strategy for foreign exchange exposure periodically included the use of forward contracts. As of December 31, 2001, we estimate the potential loss in fair value of the forward contracts due to a 10% change in exchange rates to be $3.6 million, virtually all of which is attributable to Genzyme General. The increase in foreign exchange risk is attributable to a similar foreign exchange portfolio on a net basis but an increase in foreign denominated cash balances.

Equity Price Risk

        We hold investments in a limited number of domestic and European equity securities, substantially all of which are allocated to Genzyme General. We estimate the potential loss in fair value due to a 10% decrease in equity prices of each security held at year-end to be $13.2 million. This estimate assumes no change in foreign exchange rates from year-end spot rates. The increase in potential equity risk is largely explained by the fact that the size of our portfolio has decreased from a market value of $119.6 million for the year ended December 31, 2000 to $88.7 million for the year ended December 31, 2001.

Factors Affecting Future Operating Results

        The future operating results of Genzyme Corporation and its subsidiaries could differ materially from the results described above due to the following risks and uncertainties, which relate to us generally and affect all of our operating divisions.

GCS-47

A reduction in revenue from sales of products that treat Gaucher disease would have an adverse effect on our business.

        We generate a majority of our product revenue from sales of enzyme-replacement products for patients with Gaucher disease. We entered this market in 1991 with Ceredase enzyme. Because production of Ceredase enzyme was subject to supply constraints, we developed Cerezyme enzyme, a recombinant form of the enzyme. Recombinant technology uses specially engineered cells to produce enzymes, or other substances, by inserting into the cells of one organism the genetic material of a different species. In the case of Cerezyme enzyme, scientists engineer Chinese hamster ovary cells to produce human alpha glucosidase. We stopped producing Ceredase enzyme, except for small quantities, during 1998, after substantially all the patients who previously used Ceredase enzyme converted to Cerezyme enzyme. Sales of Ceredase enzyme and Cerezyme enzyme totaled $569.9 million for the year ended December 31, 2001, representing approximately 51% of our consolidated revenues for that year.

        Because our business is highly dependent on Cerezyme enzyme, a decline in the growth rate of Cerezyme enzyme sales could have an adverse effect on our operations and may cause the value of our securities to decline substantially. We will lose revenues from Cerezyme enzyme if competitors develop alternative treatments for Gaucher disease and these alternative products gain commercial acceptance. Some companies have initiated efforts to develop competitive products, and other companies may do so in the future. Oxford Glycosciences plc, for example, is developing Vevesca (OGT 918), a small molecule drug candidate for the treatment of Gaucher disease. OGT-918 has been granted orphan drug status in the United States for treatment in Gaucher and Fabry diseases, and has been designated as an orphan medicinal product in the European Union for the treatment of Gaucher disease. In 2001, Oxford Glycosciences submitted a Marketing Authorisation Application (MAA) to the European Agency for the Evaluation of Medicinal Products (EMEA), as well as a new drug application (NDA) to the FDA for OGT 918 for the oral treatment of Type 1 Gaucher disease. Although orphan drug status for Cerezyne enzyme, which provided us with exclusive marketing rights for Cerezyme enzyme in the United States, expired in May 2001, we continue to have patents protecting our method of manufacturing Cerezyme enzyme until 2010 and the composition of Cerezyme enzyme until 2013. The expiration of market exclusivity and orphan drug status in May 2001 will likely subject Cerezyme enzyme to increased competition, which may decrease the amount of revenue we receive from this product or the growth of that revenue.

        In addition, the patient population with Gaucher disease is limited. Because a significant percentage of that population already uses Cerezyme enzyme, opportunities for future sales growth are limited. Further, changes in the methods for treating patients with Gaucher disease, including treatment protocols that combine Cerezyme enzyme with other therapeutic products or reduce the amount of Cerezyme enzyme prescribed, could result in a decline in Cerezyme enzyme sales.

Our future earnings growth will depend on our ability to increase sales of Renagel phosphate binder.

        In November 1998, we launched, through a joint venture with GelTex, Renagel phosphate binder, a non-absorbed phosphate binder approved for use by patients with end-stage renal disease undergoing a form of treatment known as hemodialysis. We acquired GelTex in December 2000. We are currently conducting additional clinical trials in order to determine the efficacy and safety of Renagel phosphate binder when administered to pre-dialysis patients. Our ability to increase sales of Renagel phosphate binder will depend on a number of factors, including:

  •
  the results of additional clinical trials for additional indications and expanded labeling;

  •
  acceptance by the medical community of Renagel phosphate binder over calcium-based phosphorous binders as the preferred treatment for elevated serum phosphorous levels in dialysis patients;

GCS-48

  •
  the availability of competing treatments serving the dialysis market;

  •
  our ability to manufacture Renagel phosphate binder at a reasonable price;

  •
  the effectiveness of our sales force;

  •
  our ability to manufacture Renagel phosphate binder in sufficient quantities to meet demand;

  •
  optimal dosing and patient compliance with respect to Renagel phosphate binder;

  •
  the content and timing of our submissions to and decisions by regulatory authorities;

  •
  our ability to successfully expand manufacturing systems;

  •
  the availability of reimbursement from third-party payors, and the extent of coverage; and

  •
  the accuracy of available information about dialysis patient populations and the accuracy of our expectations about growth in this population.

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

        Our success will depend on our ability to satisfy regulatory requirements. We may not receive required regulatory approvals on a timely basis or at all. Government agencies heavily regulate the production and sale of healthcare products and the provision of healthcare services. In particular, the Food and Drug Administration, commonly referred to as the FDA, and comparable agencies in foreign countries must approve human therapeutic and diagnostic products before they are marketed. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. This regulation may delay the time at which a company like Genzyme can first sell a product or may limit how a consumer may use a product or service or may adversely impact third-party reimbursement. A company's failure to comply with applicable regulatory approval requirements may lead regulatory authorities to take action against the company, including:

  •
  issuing warning letters;

  •
  issuing fines and other civil penalties;

  •
  suspending regulatory approvals;

  •
  refusing approval of pending applications or supplements to approved applications;

  •
  suspending product sales in the United States and/or exports from the United States;

  •
  recalling products; and

  •
  seizing products.

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

        The FDA has designated some of our products as orphan drugs under the Orphan Drug Act. The Orphan Drug Act provides incentives to manufacturers to develop and market drugs for rare diseases,

GCS-49

generally by entitling the first developer that receives FDA marketing approval for an orphan drug to a seven-year exclusive marketing period in the United States for that product. In recent years Congress has considered legislation to change the Orphan Drug Act to shorten the period of automatic market exclusivity and to grant marketing rights to simultaneous developers of the drug. If the Orphan Drug Act is amended in this manner, any drugs for which we have been granted exclusive marketing rights under the Orphan Drug Act will face increased competition, which may decrease the amount of revenue we receive from these products. In addition, the U.S. government has shown significant interest in pursuing healthcare reform. Any government-adopted reform measures could adversely affect:

  •
  the pricing of therapeutic products and medical devices in the United States or internationally; and

  •
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

        Before we can commercialize our development-stage products, we will need to:

  •
  conduct substantial research and development;

  •
  undertake preclinical and clinical testing; and

  •
  pursue regulatory approvals.

        This process involves a high degree of risk and takes several years. Our product development efforts may fail for many reasons, including:

  •
  failure of the product in preclinical studies;

  •
  clinical trial data that is insufficient to support the safety or effectiveness of the product; or

  •
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

        Even if we obtain regulatory approval for any of our development-stage products, those products may not be accepted by the market, or approved for reimbursement by third-party payers. A number of factors may affect the rate and level of market acceptance of these products, including:

  •
  regulation by the FDA and other government authorities;

  •
  market acceptance by doctors and hospital administrators;

  •
  the effectiveness of our sales force;

  •
  the effectiveness of our production and marketing capabilities;

  •
  the success of competitive products; and

  •
  the availability and extent of reimbursement from third-party payors.

If our products fail to achieve market acceptance, our profitability and financial condition will suffer.

GCS-50

We will require significant additional financing, which may not be available or available on terms favorable to us.

        As of December 31, 2001, we had approximately $1.1 billion in cash, cash equivalents and short and long-term investments, excluding investments in equity securities. We intend to use substantial portions of our available cash for:

  •
  product development and marketing;

  •
  expanding facilities and staff;

  •
  working capital, including satisfaction of our obligations under capital and operating leases; and

  •
  strategic business initiatives.

We may further reduce available cash reserves to pay principal and interest on the following debt:

  •
  $575.0 million in principal under our 3% convertible subordinated debentures due May 2021, the entire amount of which is allocated to Genzyme General. These debentures may be converted into shares of Genzyme General Stock. Holders of debentures may require us to repurchase all or part of their debentures for cash on May 15, 2006, 2011 or 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest through the date prior to the date of purchase;

  •
  $234.0 million in principal under our revolving credit facility with a syndicate of commercial banks, all of which is allocated to Genzyme Biosurgery; and

  •
  $10.0 million in principal under our 6.9% convertible subordinated note in favor of UBS Warburg LLC, the entire amount of which is allocated to Genzyme Biosurgery. This note matures in May 2003 and is convertible into shares of Biosurgery Stock.

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

        Our long-term success largely depends on our ability to market technologically competitive products. If we fail to obtain or maintain adequate intellectual property protections, we may not be able to prevent third parties from using our proprietary technologies. Our currently pending or future patent applications may not result in issued patents. In the United States, patent applications are confidential until patents issue, and because third parties may have filed patent applications for technology covered by our pending patent applications without us being aware of those applications, our patent applications may not have priority over any patent applications of others. In addition, our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products or provide us with any competitive advantage. If a third party initiates litigation regarding our patents, our collaborators' patents, or those patents for which we have license rights, and is successful, a court could revoke our patents or limit the scope of coverage for those patents.

        The U.S. Patent and Trademark Office, commonly referred to as the USPTO, and the courts have not consistently treated the breadth of claims allowed in biotechnology patents. If the USPTO or the courts begin to allow broader claims, the incidence and cost of patent interference proceedings and the

GCS-51

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

        A third party may sue us or one of our strategic collaborators for infringing the third-party's patent rights. Likewise, we or one of our strategic collaborators may need to resort to litigation to enforce patent rights or to determine the scope and validity of third-party proprietary rights. If we do not prevail in this type of litigation, we or our strategic collaborators may be required to:

  •
  pay monetary damages;

  •
  stop commercial activities relating to the affected products or services;

  •
  obtain a license in order to continue manufacturing or marketing the affected products or services; or

  •
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

  •
  diversion of management's time and attention;

GCS-52

  •
  expenditure of large amounts of cash on legal fees, expenses and payment of damages;

  •
  decreased demand for our products and services; and

  •
  injury to our reputation.

In connection with our acquisition of Biomatrix, we assumed litigation faced by Biomatrix.

        On July 21 and August 7, 15, and 30, 2000, class action lawsuits requesting unspecified damages were filed in the U.S. District Court in New Jersey against Biomatrix, Inc. and two of its officers and directors, Endre A. Balazs and Rory B. Riggs. In these actions, the plaintiffs seek to certify a class of all persons or entities who purchased or otherwise acquired Biomatrix common stock during the period between July 20, 1999 and April 25, 2000. The plaintiffs allege, among other things, that the defendants failed to accurately disclose information relating to Biomatrix's Synvisc viscosupplementation product during the period between July 20, 1999 and April 25, 2000, and assert causes of action under the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated under that statute. We acquired Biomatrix in December 2000. We may be required to pay substantial damages or settlement costs to the extent that those damages or settlement costs are not covered by insurance. Regardless of their outcome, these actions may cause a diversion of our management's time and attention.

Our competitors in the biotechnology and pharmaceutical industries may have superior products, manufacturing capabilities or marketing position.

        The human healthcare products and services industry is extremely competitive. Our competitors include major pharmaceutical companies and other biotechnology companies. Some of these competitors may have more extensive research and development, marketing and production capabilities. Some competitors also may have greater financial resources than we have. Our future success will depend on our ability to develop and market effectively our products against those of our competitors. For instance, we are seeking orphan drug designation for some of our products that are still in development or are currently being reviewed by the FDA for marketing approval, including Fabrazyme enzyme for the treatment of Fabry disease. We are aware of other companies developing products for the treatment of Fabry disease. Transkaryotic Therapies Inc. submitted its application for marketing approval for its product to the FDA approximately one week before we submitted our application for Fabrazyme enzyme. If Transkaryotic Therapies or any other company receives FDA approval for a Fabry disease therapy with orphan drug designation before we receive FDA approval for Fabrazyme enzyme, the Orphan Drug Act may preclude us from selling Fabrazyme enzyme in the United States for up to seven years. Both Genzyme and Transkaryotic Therapies received European Medicines Evaluation Agency, or EMEA, approval for their respective Fabry disease therapies, and were granted the European equivalent of orphan drug designation in the European Union for up to ten years. If our products receive marketing approval, but cannot compete effectively in the marketplace, our profitability and financial position will suffer.

If we are unable to keep up with rapid technological changes, our products or services may become obsolete.

        The field of biotechnology is characterized by significant and rapid technological change. Although we attempt to expand our technological capabilities in order to remain competitive, research and discoveries by others may make our products or services obsolete. For example, some of our competitors may develop a product to treat Gaucher disease that is more effective or less expensive than Cerezyme enzyme. If we cannot compete effectively in the marketplace, our profitability and financial position will suffer.

GCS-53

If we fail to obtain adequate levels of reimbursement for our products from third-party payors, the commercial potential of our products will be significantly limited.

        A substantial portion of our revenue comes from payments by third-party payors, including government health administration authorities and private health insurers. As a result of the trend toward managed healthcare in the United States, as well as legislative proposals to reduce payments under government insurance programs, third-party payors are increasingly attempting to contain healthcare costs by:

  •
  challenging the prices charged for healthcare products and services;

  •
  limiting both coverage and the amount of reimbursement for new therapeutic products;

  •
  shifting increasing payments for products and services through copays, coinsurance and other risk sharing arrangements;

  •
  denying or limiting coverage for products that are approved by the FDA, but are considered experimental or investigational by third-party payors; and

  •
  refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA marketing approval.

        Government and other third-party payors may not provide adequate insurance coverage or reimbursement for our products and services, which could impair our financial results. In addition, third-party payors may not reimburse patients for newly approved healthcare products, which could decrease demand for our products. Furthermore, Congress occasionally has discussed implementing broad-based measures to contain healthcare costs. It is possible that Congress will enact legislation specifically designed to contain healthcare costs. If third-party reimbursement is inadequate to allow us to recover our costs or if Congress passes legislation to contain healthcare costs, our profitability and financial condition will suffer.

Changes in the economic, political, legal and business environments in the foreign countries in which we do business could cause our international sales and operations, which account for a significant percentage of our consolidated net sales, to be limited or disrupted.

        Our international operations accounted for 35% of our consolidated revenues for the year ended December 31, 2001, 39% of our consolidated revenues for the year ended December 31, 2000 and 41% of our consolidated revenues for the year ended December 31, 1999. We expect that international sales will continue to account for a significant percentage of our revenues for the foreseeable future. In addition, we have direct investments in a number of subsidiaries outside of the United States, primarily in the United Kingdom, Europe and Japan. Our international sales and operations could be limited or disrupted, and the value of our direct investments may be diminished, by any of the following:

  •
  fluctuations in currency exchange rates;

  •
  the imposition of governmental controls;

  •
  less favorable intellectual property or other applicable laws;

  •
  the inability to obtain any necessary foreign regulatory approvals of products in a timely manner;

  •
  import and export license requirements;

  •
  political instability;

  •
  terrorist activities;

  •
  trade restrictions;

GCS-54

  •
  changes in tariffs;

  •
  difficulties in staffing and managing international operations; and

  •
  longer payment cycles.

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

  •
  exchange shares of Molecular Oncology Stock or Biosurgery Stock for Genzyme General Stock at a 30% premium over the market value of the exchanged shares; and

  •
  issue shares of undesignated preferred stock from time to time in one or more series.

Either of these board actions could increase the cost of an acquisition of Genzyme and thus discourage a takeover attempt.

GCS-55

GENZYME CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2001	2000	1999
	(Amounts in thousands)
Revenues:
Net product sales	$1,110,254	$811,897	$683,482
Net service sales	98,370	84,482	79,448
Revenues from research and development contracts:
Related parties	3,279	509	2,012
Other	11,727	6,432	7,346

Total revenues	1,223,630	903,320	772,288

Operating costs and expenses:
Cost of products sold	307,425	232,383	182,337
Cost of services sold	56,173	50,177	49,444
Selling, general and administrative	424,640	264,551	242,797
Research and development (including research and development related to contracts)	264,004	169,478	150,516
Amortization of intangibles	121,124	22,974	24,674
Purchase of in-process research and development	95,568	200,191	5,436
Charge for impaired asset	—	4,321	—

Total operating costs and expenses	1,268,934	944,075	655,204

Operating income (loss)	(45,304)	(40,755)	117,084

Other income (expenses):
Equity in net loss of unconsolidated affiliates	(35,681)	(44,965)	(42,696)
Gain on affiliate sale of stock	212	22,689	6,683
Minority interest	2,259	4,625	3,674
Gain (loss) on investments in equity securities	(25,996)	15,873	(3,749)
Gain (loss) on sale of product line	(24,999)	—	8,018
Other	(2,205)	5,188	14,527
Investment income	50,504	45,593	36,158
Interest expense	(37,133)	(15,710)	(21,771)

Total other income (expenses)	(73,039)	33,293	844

Income (loss) before income taxes	(118,343)	(7,462)	117,928
Benefit from (provision for) income taxes	2,020	(55,478)	(46,947)

Net income (loss) before cumulative effect of change in accounting principle	$(116,323)	$(62,940)	$70,981
Cumulative effect of change in accounting principle	4,167	—	—

Net income (loss)	$(112,156)	$(62,940)	$70,981

Comprehensive income (loss), net of tax:
Net income (loss)	$(112,156)	$(62,940)	$70,981

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(6,003)	(14,569)	(14,883)
Unrealized loss on derivatives	(943)	—	—
Unrealized gains (losses) on securities:
Unrealized gains (losses) arising during the period	(10,577)	9,876	24,946
Reclassification adjustment for (gains) losses included in net income (loss)	16,429	3,788	2,092

Unrealized gains on securities, net	5,852	13,664	27,038

Other comprehensive income (loss)	(1,094)	(905)	12,155

Comprehensive income (loss)	$(113,250)	$(63,845)	$83,136

The accompanying notes are an integral part of these consolidated financial statements.

GCS-56

GENZYME CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

	For the Years Ended December 31,
	2001	2000	1999
	(Amounts in thousands, except per share amounts)
NET INCOME (LOSS) PER SHARE:
ALLOCATED TO GENZYME GENERAL STOCK:
Genzyme General net income before cumulative effect of change in accounting principle	$3,879	$85,956	$142,077
Cumulative effect of change in accounting principle, net of tax	4,167	—	—

Genzyme General net income	8,046	85,956	142,077
Genzyme Surgical Products net loss	—	—	(27,523)
Tax benefit allocated from Genzyme Biosurgery	24,593	28,023	26,994
Tax benefit allocated from Genzyme Molecular Oncology	11,904	7,476	7,812

Net income allocated to Genzyme General Stock	$44,543	$121,455	$149,360

Net income per share of Genzyme General Stock:
Basic:
Net income per share before cumulative effect of change in accounting principle	$0.20	$0.71	$0.90
Per share cumulative effect of change in accounting principle	0.02	—	—

Net income per share allocated to Genzyme General Stock	$0.22	$0.71	$0.90

Diluted:
Net income per share before cumulative effect of change in accounting principle	$0.19	$0.68	$0.85
Per share cumulative effect of change in accounting principle	0.02	—	—

Net income per share allocated to Genzyme General Stock	$0.21	$0.68	$0.85

Weighted average shares outstanding:
Basic	202,221	172,263	166,185

Diluted	211,176	179,366	186,456

ALLOCATED TO BIOSURGERY STOCK:
Genzyme Biosurgery net loss	$(145,170)	$(87,636)
Allocated tax benefit	18,189	448

Net loss allocated to Biosurgery Stock	$(126,981)	$(87,188)

Net loss per share of Biosurgery Stock—basic and diluted	$(3.34)	$(2.40)

Weighted average shares outstanding	37,982	36,359

ALLOCATED TO MOLECULAR ONCOLOGY STOCK:
Net loss	$(29,718)	$(23,096)	$(28,832)

Net loss per share of Molecular Oncology Stock— basic and diluted	$(1.82)	$(1.60)	$(2.25)

Weighted average shares outstanding	16,350	14,446	12,826

ALLOCATED TO SURGICAL PRODUCTS STOCK:
Net loss		$(54,748)	$(20,514)

Net loss per share of Surgical Products Stock—basic and diluted		$(3.67)	$(1.38)

Weighted average shares outstanding		14,900	14,835

ALLOCATED TO TISSUE REPAIR STOCK:
Net loss		$(19,833)	$(30,040)

Net loss per share of Tissue Repair Stock—basic and diluted		$(0.69)	$(1.26)

Weighted average shares outstanding		28,716	23,807

The accompanying notes are an integral part of these consolidated financial statements.

GCS-57

GENZYME CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2001	2000
	(Amounts in thousands, except share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$247,011	$236,213
Short-term investments	66,481	104,586
Accounts receivable, net	259,283	205,094
Inventories	171,409	170,341
Prepaid expenses and other current assets	35,408	37,681
Deferred tax assets—current	70,196	46,836

Total current assets	849,788	800,751
Property, plant and equipment, net	635,314	504,412
Long-term investments	807,766	298,841
Notes receivable-related party	—	10,350
Intangibles, net	1,506,646	1,539,782
Investments in equity securities	88,686	121,251
Other noncurrent assets	47,545	42,713

Total assets	$3,935,745	$3,318,100

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$47,860	$26,165
Accrued expenses	144,740	139,683
Income taxes payable	75,944	46,745
Deferred revenue	6,700	8,609
Current portion of long-term debt and capital lease obligations	7,746	19,897

Total current liabilities	282,990	241,099
Long-term debt and capital lease obligations	259,809	381,560
Convertible notes and debentures	585,000	283,680
Deferred tax liabilities	173,126	230,384
Other noncurrent liabilities	25,631	6,236

Total liabilities	1,326,556	1,142,959

Commitments and contingencies (Notes I, K, M)
Stockholders' equity:
Preferred stock, $0.01 par value	—	—
Common stock $0.01 par value:
Genzyme General Stock, $0.01 par value	2,132	1,912
Biosurgery Stock, $0.01 par value	395	364
Molecular Oncology Stock, $0.01 par value	168	159
Treasury common stock, at cost:
Genzyme General Stock	(901)	(901)
Additional paid-in capital—Genzyme General Stock	1,749,097	1,268,328
Additional paid-in capital—Biosurgery Stock	843,544	823,353
Additional paid-in capital—Molecular Oncology Stock	148,481	111,484
Deferred compensation	(2,377)	(9,943)
Notes reveivable from stockholders	(13,245)	(14,760)
Accumulated deficit	(117,894)	(5,738)
Accumulated other comprehensive income	(211)	883

Total stockholders' equity	2,609,189	2,175,141

Total liabilities and stockholders' equity	$3,935,745	$3,318,100

The accompanying notes are an integral part of these consolidated financial statements.

GCS-58

GENZYME CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2001	2000	1999
	(Amounts in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(112,156)	$(62,940)	$70,981
Reconciliation of net income (loss) to net cash provided by operating activities:
Depreciation and amortization	179,009	57,930	62,652
Non-cash compensation expense	10,196	2,185	58
Provision for bad debts	1,116	4,277	13,031
Note received from a collaborator	—	(10,350)	—
Write-off of note received from a collaborator	10,159	—	—
Charges for in-process research and development	95,568	200,191	5,436
Equity in net loss of unconsolidated affiliates	35,681	44,965	42,696
Gain on affiliate sale of stock	(212)	(22,689)	(6,683)
(Gain) loss on investments in equity securities	25,996	(15,873)	3,749
Minority interest in net loss of subsidiary	(2,259)	(4,625)	(3,674)
Deferred income tax benefit	(58,799)	(6,580)	(6,061)
Loss on disposal of fixed assets	—	532	917
Accrued interest/amortization of marketable securities	—	2,507	(1,647)
(Gain) loss on sale of product line	24,999	—	(8,018)
Other	(2,283)	2,677	1,881
Increase (decrease) in cash from working capital changes:
Accounts receivable	(58,385)	(34,064)	(18,682)
Inventories	(6,668)	(9,549)	(1,691)
Prepaid expenses and other current assets	441	(8,768)	12,215
Accounts payable, accrued expenses, and deferred revenue	30,811	(26,339)	(33,049)
Income taxes payable and tax benefits from stock options	51,874	63,607	69,900

Net cash provided by operating activities	225,088	177,094	204,011

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of investments	(978,595)	(553,506)	(509,177)
Sales and maturities of investments	522,400	754,437	438,530
Purchases of equity securities	(11,138)	(29,102)	(17,700)
Proceeds from sale of investments in equity securities	2,467	33,124	11,090
Purchases of property, plant and equipment	(184,304)	(75,441)	(57,724)
Sale of property, plant and equipment	1,047	26	188
Proceeds from sale of product line	15,862	—	5,000
Acquisitions, net of acquired cash	(74,460)	(643,779)	(6,500)
Purchase of technology rights	—	(75)	(11,400)
Investments in unconsolidated affiliates	(39,677)	(23,497)	(46,621)
Proceeds from notes receivable	—	—	8,360
Final distribution from joint venture	—	—	881
Other	2,596	(8,160)	2,859

Net cash used in investing activities	(743,802)	(545,973)	(182,214)

The accompanying notes are an integral part of these consolidated financial statements.

GCS-59

GENZYME CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	For the Years Ended December 31,
	2001	2000	1999
	(Amounts in thousands)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	91,517	116,181	59,986
Proceeds from issuance of debt	579,062	350,000	5,000
Payments of debt and capital lease obligations	(156,743)	(5,000)	(85,081)
Bank overdraft	8,058	12,306	9,625
Payments of notes receivable from stockholders	3,365	—	—
Other	4,942	2,076	2,289

Net cash provided by (used in) financing activities	530,201	475,563	(8,181)

Effect of exchange rate changes on cash	(689)	(627)	(2,072)

Increase in cash and cash equivalents	10,798	106,057	11,544
Cash and cash equivalents at beginning of period	236,213	130,156	118,612

Cash and cash equivalents at end of period	$247,011	$236,213	$130,156

Supplemental disclosures of cash flows:
Cash paid during the year for:
Interest	$35,238	$15,998	$20,151
Income taxes	$19,550	$34,014	$30,992
Supplemental disclosures of non-cash transactions:
Other gains and charges—Note B.
Dispositions of assets—Note C.
Acquisitions—Note D.
Investments in unconsolidated affiliates—Note I.
Conversion of 5 1/4% convertible subordinated notes—Note K.
Conversion of 5% convertible subordinated debentures—Note K.
Warrant exercise—Note L.

In conjunction with the acquisitions of Novazyme, Focal, Wyntek, GDP, Biomatrix and GelTex, liabilities were assumed as follows:

	For the Years Ended December 31,
	2001	2000
	(Amounts in thousands)
Fair value of assets acquired	$85,675	$994,481
Goodwill	47,272	561,896
Acquired in-process research and development	95,568	200,191
Deferred compensation	2,630	10,272
Issuance of common stock and options	(129,392)	(774,458)
Net cash paid for acquisition and acquisition costs	(80,356)	(660,187)
Existing equity investment	(5,488)	—
Liabilities for exit activities and integration	(1,740)	(6,716)
Net deferred tax liability assumed	(4,817)	(246,591)

Net liabilities assumed	$9,352	$78,888

The accompanying notes are an integral part of these consolidated financial statements.

GCS-60

GENZYME CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Shares (In Thousands)			Dollars (In Thousands)
	2001	2000	1999	2001	2000	1999
COMMON STOCK:
GENZYME GENERAL STOCK:
Balance at beginning of year	191,182	168,704	162,788	$1,912	$1,688	$1,628
Issuance of Genzyme General Stock under stock plans	5,406	6,706	5,916	54	66	60
Exercise of warrants and stock purchase rights	127	—	—	1	—	—
Shares issued for acquisition of GelTex	—	15,772	—	—	158	—
Shares issued for acquisition of Novazyme	2,562	—	—	26	—	—
Shares issued in connection with conversion of 5 1/4% convertible notes	12,597	—	—	126	—	—
Shares issued in connection with conversion of 5% convertible debentures	1,305	—	—	13	—	—

Balance at end of year	213,179	191,182	168,704	$2,132	$1,912	$1,688

BIOSURGERY STOCK:
Balance at beginning of year	36,398			$364	$—
Issuance of Biosurgery Stock under stock plans	384	46		4	—
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	—	9,092		—	91
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	—	9,679		—	97
Shares issued in connection with conversion of 5 1/4% convertible notes	685	—		6	—
Shares issued for acquisition of Focal	2,087	—		21	—
Shares issued for acquisition of Biomatrix	—	17,581		—	176

Balance at end of year	39,554	36,398		$395	$364

MOLECULAR ONCOLOGY STOCK:
Balance at beginning of year	15,905	13,421	12,648	$159	$134	$126
Issuance of Molecular Oncology Stock under stock plans	175	345	129	2	4	2
Issuance of Molecular Oncology designated shares	—	—	27	—	—	—
Sales of Molecular Oncology Stock	—	2,139	—	—	21	—
Shares issued in connection with conversion of 5 1/4% convertible notes	682	—	—	7	—	—
Issuance of Molecular Oncology Stock in connection with the purchase of joint venture interest	—	—	617	—	—	6

Balance at end of year	16,762	15,905	13,421	$168	$159	$134

SURGICAL PRODUCTS STOCK:
Balance at beginning of year		14,835	—		$148	$—
Initial distribution of Genzyme Surgical Products designated shares		—	14,792		—	148
Issuance of Surgical Products Stock under stock plans		169	43		2	—
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery		(15,004)	—		(150)	—

Balance at end of year		—	14,835		$—	$148

TISSUE REPAIR STOCK:
Balance at beginning of year		28,504	20,921		$285	$209
Issuance of Tissue Repair Stock under stock plans		374	325		4	3
Issuance of Tissue Repair Stock in connection with conversion of 6% convertible note		—	7,258		—	73
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery		(28,878)	—		(289)	—

Balance at end of year		—	28,504		$—	$285

TREASURY COMMON STOCK (AT COST):
GENZYME GENERAL STOCK:
Balance at beginning of year	(106)	(106)	(106)	$(901)	$(901)	$(901)
Purchases	—	—	—	—	—	—

Balance at end of year	(106)	(106)	(106)	$(901)	$(901)	$(901)

The accompanying notes are an integral part of these consolidated financial statements.

GCS-61

GENZYME CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Continued)

	2001	2000	1999
	(Amounts in thousands)
ADDITIONAL PAID-IN CAPITAL:
GENZYME GENERAL STOCK:
Balance at beginning of year	$1,268,328	$635,284	$958,205
Issuance of Genzyme General Stock under stock plans	86,651	85,315	59,557
Exercise of warrants and stock purchase rights	2,290	—	—
Allocation of cash to Genzyme Biosurgery for Biosurgery designated shares	(12,000)	—	—
Allocation of cash to Genzyme Tissue Repair for Tissue Repair designated shares	—	(9,910)	(4,937)
Allocation of cash to Genzyme Molecular Oncology for Molecular Oncology designated shares	(4,040)	(15,000)	—
Allocation of cash to Genzyme Surgical Products for Surgical Products designated shares	—	—	(376,271)
Tax benefit from disqualified dispositions	50,176	17,041	24,238
Conversion of 5 1/4% convertible notes	245,946	—	—
Conversion of 5% convertible debentures	21,187	—	—
Acquisition of Novazyme	119,572	—	—
Acquistion of GelTex	—	554,063	—
Stock based compensation expense	—	1,536	—
Transfer of interest in joint venture from Genzyme Tissue Repair	—	—	(25,000)
Payment to Genzyme Tissue Repair for research program	—	—	(100)
Allocation of cash to Genzyme Molecular Oncology in exchange for the reallocation of diagnostic assets from Genzyme Molecular Oncology to Genzyme General	(32,000)	—	—
Other	2,987	(1)	(408)

Balance at end of year	$1,749,097	$1,268,328	$635,284

BIOSURGERY STOCK:
Balance at beginning of year	$823,353	$—
Issuance of Biosurgery Stock under stock plans	1,551	298
Allocation of cash from Genzyme General for Biosurgery designated shares	12,000	—
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	—	377,090
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	—	228,288
Acquisition of Focal	9,780
Acquisition of Biomatrix	—	217,719
Other	(3,140)	(42)

Balance at end of year	$843,544	$823,353

MOLECULAR ONCOLOGY STOCK:
Balance at beginning of year	$111,484	$67,672	$63,427
Issuance of Molecular Oncology Stock under stock plans	957	1,829	306
Allocation of cash from Genzyme General for Molecular Oncology designated shares	4,040	15,000	—
Issuance of Molecular Oncology Stock in connection with public offering	—	26,980	—
Allocation of cash from Genzyme General in exchange for the reallocation of diagnostic assets from Genzyme Molecular Oncology to Genzyme General	32,000	—	—
Issuance of Molecular Oncology Stock in connection with conversion of 5 1/4% convertible notes	(7)	—	—
Shares issued upon purchase of joint venture interest	—	—	3,929
Other	7	3	10

Balance at end of year	$148,481	$111,484	$67,672

SURGICAL PRODUCTS STOCK:
Balance at beginning of year		$376,123	$—
Allocation of cash from Genzyme General for Surgical Products designated shares		—	376,271
Issuance of Surgical Products Stock under stock plans		908	—
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery		(377,031)
Initial distribution of Genzyme Surgical Products designated shares		—	(148)

Balance at end of year		$—	$376,123

The accompanying notes are an integral part of these consolidated financial statements.

GCS-62

GENZYME CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Continued)

	2001	2000	1999
	(Amounts in thousands)
TISSUE REPAIR STOCK:
Balance at beginning of year		$217,103	$174,198
Issuance of Tissue Repair Stock under stock plans		794	458
Issuance of Tissue Repair Stock in connection with conversion of 6% convertible note		—	12,410
Gain on transfer of interest in joint venture to Genzyme General		—	25,000
Payment from Genzyme General for research program		—	100
Issuance of Tissue Repair Stock in connection with research program		289	—
Allocation of cash from Genzyme General for Tissue Repair designated shares		9,910	4,937
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery		(228,096)	—
Stock compensation expense (unearned compensation), net		—	—

Balance at end of year		$—	$217,103

DEFERRED COMPENSATION
Balance at beginning of year	$(9,943)	$(134)	$(192)
Deferred compensation associated with GelTex acquisition	—	(10,206)	—
Deferred compensation associated with Biomatrix acquisition	—	(66)	—
Deferred compensation associated with Novazyme acquisition	(2,630)	—	—
Amortization of deferred compensation	10,196	463	58

Balance at end of year	$(2,377)	$(9,943)	$(134)

NOTES RECEIVABLE FROM STOCKHOLDERS:
Balance at beginning of year	$(14,760)	$—	$—
Notes acquired in connection with Biomatrix acquisition	—	(14,760)	—
Notes acquired in connection with Focal acquisition	(535)	—	—
Notes acquired in connection with Novazyme acquisition	(1,316)	—	—
Payments of Biomatrix notes receivable	2,769	—	—
Payments of Focal notes receivable	72	—	—
Payments of Novazyme notes receivable	541	—	—
Accrued interest receivable on Novazyme notes	(16)	—	—

Balance at end of year	$(13,245)	$(14,760)	$—

RETAINED EARNINGS (ACCUMULATED DEFICIT):
Balance at beginning of year	$(5,738)	$57,202	$(13,779)
Net income	(112,156)	(62,940)	70,981

Balance at end of year	$(117,894)	$(5,738)	$57,202

ACCUMULATED OTHER COMPREHENSIVE INCOME, NET OF TAX:
Balance at beginning of year	$883	$1,788	$(10,367)
Foreign currency translation adjustments	(6,003)	(14,569)	(14,883)
Change in unrealized gains (losses) on investments and derivatives	4,909	13,664	27,038

Accumulated other comprehensive income (loss)	$(211)	$883	$1,788

The accompanying notes are an integral part of these consolidated financial statements.

GCS-63

GENZYME CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

        We are a biotechnology and human healthcare company that develops innovative products and provides services for significant unmet medical needs. We have three operating divisions:

  •
  Genzyme General, which develops and markets:

  •
  therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, and other specialty therapeutics;

  •
  diagnostic products, with a focus on in vitro diagnostics; and

  •
  other products and services, such as genetic testing and pharmaceutical drug materials.

  •
  Genzyme Biosurgery, which develops and markets implantable biotherapeutic products, biomaterials and medical devices to improve or replace surgery, with an emphasis on the orthopaedics and cardiothoracic markets; and

  •
  Genzyme Molecular Oncology, which is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

        We currently have three series of common stock designed to reflect the value and track the performance of one of our divisions. We refer to our series of common stock as follows:

  •
  Genzyme General Division Common Stock = "Genzyme General Stock;"

  •
  Genzyme Biosurgery Division Common Stock = "Biosurgery Stock;" and

  •
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

        In connection with the formation of Genzyme Biosurgery, we created Genzyme Biosurgery Stock. Each outstanding share of Genzyme Surgical Products Division common stock, or "Surgical Products Stock," was converted into 0.6060 of a share of Biosurgery Stock, and each outstanding share of Genzyme Tissue Repair Division common stock, or "Tissue Repair Stock," was converted into 0.3352 of a share of Biosurgery Stock. All outstanding options to purchase Surgical Products Stock and Tissue Repair Stock were converted into options to purchase Biosurgery Stock at the applicable conversion rates.

GCS-64

Basis of Presentation

        Our consolidated financial statements for each period include the balance sheets, results of operations and cash flows of each of our divisions, and for our corporate operations taken as a whole. We eliminate all significant intracompany items and transactions in consolidation. We have reclassified certain 2000 and 1999 data to conform with our 2001 presentation.

Tracking Stocks

        We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specific subset of our business operations and its allocated assets, rather than operations and assets of our entire company. The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

  •
  factors the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock; and

  •
  requires us to exchange, redeem or distribute a dividend to the holders of Molecular Oncology Stock or Biosurgery Stock, if all or substantially all of the assets allocated to those corresponding divisions are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of the exchanged stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

        To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so. Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we include financial statements and management's discussion and analysis for the corporation, as well as for each of our divisions, to aid investors in evaluating our performance and the performance of each of our divisions.

        While each tracking stock is designed to reflect each division's performance, it is common stock of Genzyme Corporation and not of a division. Our divisions are not separate companies or legal entities, and therefore do not and cannot issue stock. Holders of tracking stock have no specific rights to assets allocated to the corresponding division. Genzyme Corporation continues to hold title to all of the assets allocated to the corresponding division and is responsible for all of its liabilities, regardless of what it deems for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are

GCS-65

subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stockholders in the combined assets of Genzyme.

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

        Allocations to our divisions are based on one of the following methodologies:

  •
  specific identification—assets that are dedicated to the production of goods of a division or which solely benefit a division are allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred in activities which directly benefit a division are allocated to that division. Such specifically identified assets and liabilities include cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs are allocated to that division;

  •
  actual usage—expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the service is performed on a cost basis. Such charges are generally based upon direct labor hours;

  •
  proportionate usage—costs incurred which benefit more than one division are allocated based upon management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or

  •
  board directed—programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. The board also allocates long-term debt and strategic investments.

Principles of Consolidation

        Our consolidated financial statements include the accounts of our wholly owned and majority-owned subsidiaries. For consolidated majority-owned subsidiaries in which we own greater than 50%, we record a minority interest in the consolidated financial statements to account for the ownership interest of the minority owner. We use the equity method to account for investments in entities in which we have a substantial ownership interest (20% to 50%), or in which we participate in policy decisions. Our consolidated net income includes our share of the earnings of these entities. All significant intercompany accounts and transactions have been eliminated in consolidation. For additional information on our investments, please read Note I "Investments" below.

GCS-66

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

Cash and Cash Equivalents

        We value our cash and cash equivalents at cost plus accrued interest, which we believe approximates their market value. Our cash equivalents consist principally of money market funds and municipal notes with original maturities of three months or less.

Investments

        We invest our excess cash balances in short-term and long-term marketable securities. As part of our strategic relationships, we may also invest in equity securities of other biotechnology companies. We use the equity method to account for investments in entities in which we have a substantial ownership interest (20% to 50%), or in which we participate in policy decisions. Other investments are accounted for as described below.

        We classify all of our marketable equity investments as available-for-sale. We classify our investments in marketable debt securities as either held-to-maturity or available-for-sale based on facts and circumstances present at the time we purchase the securities. As of each balance sheet date presented, we classified all of our investments in debt securities as available-for-sale. We report available-for-sale investments at fair value as of each balance sheet date and include any unrealized holding gains and losses (the adjustment to fair value) in stockholders' equity. Realized gains and losses are determined on the specific identification method and are included in investment income. If any adjustment to fair value reflects a decline in the value of the investment, we consider all available evidence to evaluate the extent to which the decline is "other than temporary" and mark the investment to market through a charge to our statement of operations. Investments in equity securities for which fair value is not readily determinable are carried at cost, subject to review for impairment.

        We classify our investments with remaining maturities of 12 months or less as short-term investments. We classify our investments with remaining maturities of greater than twelve months as long-term investments.

GCS-67

Inventories

        We value inventories at cost or, if lower, fair value. We determine cost using the first-in, first-out method.

        We analyze our inventory levels quarterly and write down to its net realizable value:

  •
  inventory that has become obsolete;

  •
  inventory that has a cost basis in excess of its expected net realizable value;

  •
  inventory in excess of expected requirements; and

  •
  expired inventory.

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

        We generally compute depreciation using the straight-line method over the estimated useful lives of the assets. We compute useful lives as follows:

  •
  plant and equipment—three to ten years;

  •
  furniture and fixtures—five to seven years; and

  •
  buildings—20 to 40 years.

        We depreciate certain specialized manufacturing equipment and facilities, all of which are allocated to Genzyme General, over their remaining useful lives using the units-of-production method. We evaluate the remaining life and recoverability of this equipment periodically based on the appropriate facts and circumstances.

        We amortize leasehold improvements over their useful life or, if shorter, the term of the applicable lease.

        For products we expect to be commercialized, we capitalize, to construction-in-progress, the costs we incur in validating the manufacturing process. We begin this capitalization when we consider the product to have demonstrated technological feasibility and end this capitalization when the asset is substantially complete and ready for its intended use. These capitalized costs include incremental labor and direct material, and incremental fixed overhead and interest. We generally depreciate these costs using the straight-line method.

Intangibles

        Our intangible assets consist of:

  •
  goodwill;

GCS-68

  •
  covenants not to compete;

  •
  purchased technology rights;

  •
  customer lists; and

  •
  patents, trademarks and trade names.

We amortize intangible assets using the straight-line method over useful lives of 1.5 to 40 years.

Accounting for the Impairment of Long-Lived Assets

        We evaluate the recoverability of our intangible and other long-lived assets when the facts and circumstances suggest that these assets may be impaired. When we conduct such an evaluation we consider several factors, including operating results, business plans, economic projections, strategic plans and market emphasis. Our evaluations also compare expected cumulative, undiscounted operating incomes or cash flows of these assets with the net book values of the related intangible assets. We charge unrealizable intangible and long-lived asset values to operations if our evaluations indicate that the value of these assets are impaired.

Translation of Foreign Currencies

        We translate the financial statements of our foreign subsidiaries from local currency into U.S. dollars using:

  •
  the current exchange rate at each balance sheet date for assets and liabilities; and

  •
  the average exchange rate prevailing during each period for revenues and expenses.

We consider the local currency for all of our foreign subsidiaries to be the functional currency for that subsidiary. As a result, we included translation adjustments for these subsidiaries in stockholders' equity. We also record as a charge or credit to stockholders' equity exchange gains and losses on intercompany balances that are of a long-term investment nature. Our stockholders' equity includes cumulative foreign currency charges of $40.2 million at December 31, 2001 and $34.2 million at December 31, 2000.

        Gains and losses on all other foreign currency transactions are included in our results of operations, although these amounts are not material to our financial statements.

Derivative Instruments

        On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that we recognize all derivative instruments as either assets or liabilities in our consolidated balance sheet and measure those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income, depending on whether a derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship.

GCS-69

        In accordance with the transition provisions of SFAS 133, we recorded a cumulative-effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations for the year ended December 31, 2001 to recognize the fair value of warrants to purchase shares of Genzyme Transgenics common stock that we held on January 1, 2001. Transition adjustments pertaining to interest rate swaps designated as cash-flow hedges and foreign currency forward contracts were not significant.

Revenue Recognition

        We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, and title and risk of loss have passed to the customer. Allowances are recorded for product returns, and for any applicable third party contractual allowances, rebates, or discounts. These allowances are recorded as reductions of revenue. Outbound shipping charges to customers are included in revenues.

        We recognize revenue from service sales when we have finished providing the service. Revenue from research and development contracts is recognized over the term of the applicable contract and as we incur costs related to that contract. Advance payments received in excess of amounts earned are classified as deferred revenue until earned. We recognize non-refundable up-front license fees over the related performance period or at the time we have no remaining performance obligations.

        Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, we recognize milestone payments as revenue upon the achievement of the milestone only if all of the following conditions are met:

  •
  the milestone payments are non-refundable;

  •
  achievement of the milestone was not reasonably assured at the inception of the arrangement;

  •
  there is a substantial effort involved in achieving the milestone; and

  •
  the amount of the milestone is reasonable in relation to the level of effort associated with achievement of the milestone.

        If any of these conditions are not met, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

        We receive royalties related to the manufacture, sale or use of our products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, we recognize revenue based on estimates of royalties earned during the applicable period and adjust for differences between the estimated and actual royalties in the following quarter. Historically, such adjustments have not been material. For those arrangements where royalties are not reasonably estimable, we recognize royalties upon receipt of royalty statements from the licensee.

        We do not recognize revenue unless collectibility is reasonably assured. We believe our revenue recognition policies are in compliance with Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements."

GCS-70

Research and Development

        We expense internal and external research and development costs, including costs of funded research and development arrangements, in the period incurred. We also expense the cost of purchased technology in the period of purchase if we believe that the technology has not demonstrated technological feasibility and that it does not have an alternative future use.

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

        We file a consolidated return and allocate income taxes to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to each division under generally accepted accounting principles as if it were a separate taxpayer. In preparing financial statements for our operating divisions we assess the realizability of our deferred tax assets at the division level. As a result, our consolidated tax provision may not equal the sum of the divisions' tax provisions.

        We have not provided for possible U.S. taxes on the undistributed earnings of foreign subsidiaries. We do not believe it is practicable to determine the tax liability associated with the repatriation of our foreign earnings because it is our policy to indefinitely reinvest these earnings in non-U.S. operations. At December 31, 2001, these undistributed foreign earnings totaled approximately $58.8 million.

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

GCS-71

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

	Year Ended December 31,
	2001	2000	1999
	(Amounts in thousands)
Tax benefits allocated from:
Genzyme Biosurgery	$24,593	$28,023	$26,994
Genzyme Molecular Oncology	11,904	7,476	7,812

Total	$36,497	$35,499	$34,806

        In future periods, Genzyme Biosurgery or Genzyme Molecular Oncology may recognize deferred tax assets in the calculation of their respective tax provisions determined on a separate division basis in accordance with generally accepted accounting principles. However, to the extent the benefit of those deferred tax assets has been previously allocated to Genzyme General in accordance with the management and accounting policies, the benefit will be reflected as a reduction of net income in determining net income attributable to Biosurgery Stock or Molecular Oncology Stock. As of December 31, 2001, the total tax benefits previously allocated to Genzyme General were (in thousands):

Genzyme Biosurgery	$193,312
Genzyme Molecular Oncology	36,428

Genzyme General Stock

        As described in Note L., "Stockholders' Equity," we completed a two-for-one split of Genzyme General Stock by means of a 100% stock dividend paid to holders of Genzyme General Stock of record on May 24, 2001. All share and per share amounts for Genzyme General Stock have been retroactively revised for all periods presented to reflect the two-for-one split.

GCS-72

        The following table sets forth our computation of basic and diluted net income per share of Genzyme General Stock:

	For the Years Ended December 31,
	2001	2000	1999
	(Amounts in thousands, except per share amounts)
Genzyme General net income before cumulative effect of change in accounting principle	$3,879	$85,956	$142,077
Cumulative effect of change in accounting principle, net of tax	4,167	—	—

Genzyme General net income	8,046	85,956	142,077
Genzyme Surgical Products net loss	—	—	(27,523)
Tax benefit allocated from Genzyme Biosurgery	24,593	28,023	26,994
Tax benefit allocated from Genzyme Molecular Oncology	11,904	7,476	7,812

Net income allocated to Genzyme General Stock—basic	44,543	121,455	149,360
Effect of dilutive securities, net of tax(1):
5 1/4% convertible subordinated notes(2):
Interest expense	—	—	8,375
Amortization of purchasers' discount and offering costs	—	—	597
5% convertible subordinated debentures(3):
Interest expense	—	—	676
Amortization of debt offering costs	—	—	113

Net income allocated to Genzyme General Stock—diluted	$44,543	$121,455	$159,121

Shares used in computing net income per common share—basic	202,221	172,263	166,185
Effect of dilutive securities:
Stock options(4)	8,914	7,103	6,345
Warrants	41	—	40
5 1/4% convertible subordinated notes(1,2)	—	—	12,626
5% convertible subordinated debentures(1,3)	—	—	1,260

Dilutive potential common shares	8,955	7,103	20,271

Shares used in computing net income per share—diluted(4)	211,176	179,366	186,456

Net income per share of Genzyme General Stock:
Basic:
Net income per share before cumulative effect of change in accounting principle	$0.20	$0.71	$0.90
Per share cumulative effect of change in accounting principle(5)	0.02	—	—

Net income per share allocated to Genzyme General Stock	$0.22	$0.71	$0.90

Diluted(4,6):
Net income per share before cumulative effect of change in accounting principle	$0.19	$0.68	$0.85
Per share cumulative effect of change in accounting principle(5)	0.02	—	—

Net income per share allocated to Genzyme General Stock	$0.21	$0.68	$0.85

(1)
The effect of the assumed conversion of the 5 1/4% convertible subordinated notes and 5% convertible subordinated debentures has been excluded for the years ended December 31, 2001 and 2000 as the effect was anti-dilutive.

GCS-73

(2)
We issued these notes in May 1998 and amortized the purchasers' discount and offering costs of approximately $7.0 million over the term of the notes, which were due to mature in June 2005. These notes were converted into shares of Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock in 2001.

(3)
We issued these debentures in August 1998 and amortized the offering costs of approximately $0.9 million over the term of the debentures, which were due to mature in August 2003. These debentures were converted in 2001 into shares of Genzyme General Stock.

(4)
We did not include the securities described in the following table in the computation of Genzyme General's diluted earnings per share for each period because these securities had an exercise price greater than the average market price of Genzyme General Stock:

	December 31,
	2001	2000	1999
	(Amounts in thousands)
Shares of Genzyme General Stock issuable for options	2,170	3,492	4,188
Shares of Genzyme General Stock issuable for warrants	—	92	52

Total shares with exercise prices greater than the average market price of Genzyme General Stock during the period	2,170	3,584	4,240

(5)
On January 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative-effect adjustment of $4.2 million, net of tax, in our consolidated statement of operations to record the fair value of certain warrants held on January 1, 2001.

(6)
We did not include the potentially dilutive effect of the assumed conversion of the $575.0 million in principal of 3% convertible subordinated debentures allocated to Genzyme General in the computation of Genzyme General's dilutive earnings per share for the year ended December 31, 2001 because the conditions for conversion had not been met. The debentures are contingently convertible into approximately 8.2 million shares of Genzyme General Stock at an initial conversion price of $70.30 per share.

Biosurgery Stock:

        We created Biosurgery Stock on December 18, 2000. We created Genzyme Biosurgery by combining two of our former divisions of Genzyme Surgical Products and Genzyme Tissue Repair, and simultaneously acquiring Biomatrix. Accordingly, we amended our charter to create Biosurgery Stock and eliminate Surgical Products Stock and Tissue Repair Stock. Each outstanding share of, or option to purchase, Surgical Products Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock, and each outstanding share of, or option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock. Net loss allocated to Biosurgery Stock for the year ended December 31, 2000 consists of the net loss of Genzyme Biosurgery from December 18, 2000, the date Biosurgery Stock was initially issued, through December 31, 2000. Prior to December 18, 2000, the losses of Genzyme Surgical Products and Genzyme Tissue Repair, which were combined to form Genzyme Biosurgery, were allocated to Surgical Products Stock and Tissue Repair Stock. For all periods presented, basic and diluted net loss per share of Biosurgery Stock are the same.

GCS-74

        We did not include the securities described in the following table in the computation of Biosurgery Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Biosurgery Stock.

	December 31,
	2001	2000(1)
	(Amounts in thousands)
Shares of Biosurgery Stock issuable for options	5,582	4,739
Warrants to purchase Biosurgery Stock	8	3
Biosurgery designated shares issuable upon conversion of 5 1/4% convertible subordinated notes allocated to Genzyme General(2)	—	685
Biosurgery designated shares reserved for options(3)	93	111
Biosurgery designated shares(3)	3,105	1,195
Shares of Biosurgery Stock issuable upon conversion of 6.9% convertible subordinated note allocated to Genzyme Biosurgery	358	358

Total shares excluded from the calculation of diluted net loss per share of Biosurgery Stock	9,146	7,091

(1)
For the period from December 18, 2000 through December 31, 2000.

(2)
These shares were issued upon conversion of our 5 1/4% convertible subordinated notes in June 2001.

(3)
Biosurgery designated shares are shares of Biosurgery Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Biosurgery. As of December 31, 2001, there were approximately 3.2 million Biosurgery designated shares.

Molecular Oncology Stock:

        In accounting for the acquisition of PharmaGenics, Inc. in June of 1997, Genzyme Molecular Oncology recorded a valuation allowance against a $2.9 million tax asset related to acquired net operating losses. This was due to the application of our policy of accounting for income taxes at the divisional level as if each division were a separate taxpayer. As a result, Genzyme Molecular Oncology recorded an additional $2.9 million of goodwill that was not recorded at the consolidated level. The amortization of this goodwill increases the loss of Genzyme Molecular Oncology and, therefore, the loss allocated to Molecular Oncology Stock. This additional amortization amounted to approximately $0.5 million in 2000 and $1.0 million in 1999. Amortization of this goodwill was completed in June 2000.

        For all periods presented, basic and diluted net loss per share of Molecular Oncology Stock are the same. We did not include the securities described in the following table in the computation of

GCS-75

Molecular Oncology Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Molecular Oncology Stock.

	December 31,
	2001	2000	1999
	(Amounts in thousands)
Shares of Molecular Oncology Stock issuable for options	1,370	862	1,597
Warrants to purchase Molecular Oncology Stock	—	10	10
Molecular Oncology designated shares issuable upon conversion of 5 1/4% convertible subordinated notes allocated to Genzyme General(1,2)	—	682	682
Molecular Oncology designated shares(1)	1,651	1,318	1,006

Total shares excluded from the calculation of diluted net loss per share of Molecular Oncology Stock	3,021	2,872	3,295

(1)
Molecular Oncology designated shares are shares of Molecular Oncology Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Molecular Oncology. As of December 31, 2001, there were approximately 1.7 million Molecular Oncology designated shares.

(2)
These shares were issued upon conversion of our 5 1/4% convertible subordinated notes in 2001.

Surgical Products Stock:

        For all periods presented, basic and diluted net loss per share of Surgical Products Stock is the same. We did not include the securities described in the following table in the computation of Surgical Products Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Surgical Products Stock.

	December 31,
	2000(1)	1999(2)
	(Amounts in thousands)
Shares of Surgical Products Stock issuable for options	450	2,991
Surgical Products designated shares issuable upon conversion of 5 1/4% convertible subordinated notes allocated to Genzyme General(3)	1,130	1,130

Total shares excluded from the calculation of diluted net loss per share of Surgical Products Stock(4)	1,580	4,121

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

GCS-76

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

	December 31,
	2000(1)	1999
	(Amounts in thousands)
Shares of Tissue Repair Stock issuable for options	2,934	4,176
Tissue Repair designated shares(2)	1,285	2,238

Total shares excluded from the calculation of diluted net loss per share of Tissue Repair Stock(3)	4,219	6,414

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

(3)
On December 18, 2000, in connection with the merger of Biomatrix, we converted all of the existing shares of Tissue Repair Stock into shares of Biosurgery Stock. Each share of Tissue Repair Stock was converted into 0.3352 of a share of Biosurgery Stock. In the aggregate, we converted approximately 28.9 million shares of Tissue Repair Stock into shares of Biosurgery Stock.

Comprehensive Income

        Comprehensive income consists of net income and all changes in equity from non-shareholder sources, including changes in unrealized gains and losses on investments and foreign currency translation adjustments, net of taxes.

Accounting for Stock Based Compensation

        Stock options issued to employees under our stock option plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and

GCS-77

related interpretations. Accordingly, no compensation expense is recorded for options issued to employees in fixed amounts and with fixed exercise prices at least equal to the fair market value of our common stock at the date of grant. We apply the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," through disclosure only, in Note L to these consolidated financial statements. All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

New Accounting Pronouncements

        In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for under the purchase method and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. The provisions of SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001, and will thus be adopted by us in fiscal year 2002. However, for goodwill and intangible assets acquired after June 30, 2001, certain provisions of SFAS No. 142 are effective from the date of acquisition. For the year ended December 31, 2001, we had approximately $51.4 million of goodwill amortization. The full impact of SFAS No. 141 and SFAS No. 142 on our financial statements has not been determined, however, we anticipate that our transitional goodwill impairment test in 2002 will result in impairment loss recognition of between $80.0 million and $90.0 million related mainly to our cardiothoracic reporting unit. This charge will be reflected in our consolidated statement of operations and the combined statement of operations for Genzyme Biosurgery for the quarter ended March 31, 2002.

        In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. We are in the process of assessing the effect of adopting SFAS 143, which will be effective for our fiscal year ending December 31, 2002.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. However, SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for: 1) recognition and measurement of the impairment of long-lived assets to be held and used; and 2) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and this will be adopted by us in fiscal year 2002. We do not expect the adoption of SFAS No. 144 to have a material effect on our financial condition or results of operations.

        The Emerging Issues Task Force recently released Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer." EITF No. 01-09 addresses whether a vendor should recognize

GCS-78

consideration given to a customer, including a distributor, as an offset to revenue being recognized from that same customer or as an expense. The provisions of EITF No. 01-09 are to be applied to financial statements for periods beginning after December 15, 2001, and thus will be adopted by us in fiscal year 2002. For comparative purposes, financial statements for prior periods must be reclassified to comply with the requirements. We are currently assessing the effect that adopting EITF No. 01-09 will have on our financial statements.

Uncertainties

        We are subject to risks and uncertainties common to companies in the biotechnology industry. These risks and uncertainties may affect our future results, and include:

  •
  our ability to successfully complete preclinical and clinical development of our products and services;

  •
  our ability to manufacture sufficient amounts of our products for development and commercialization activities;

  •
  our ability to obtain timely regulatory approval of our products and services;

  •
  our ability to obtain, maintain and successfully enforce adequate patent and other proprietary rights protection of our products and services;

  •
  the scope, validity and enforceability of patents and other proprietary rights held by third parties and their impact on our ability to commercialize our products and services;

  •
  the content and timing of submissions to and decisions made by the FDA and other regulatory agencies regarding our products and services;

  •
  our ability to manufacture sufficient quantities of products for development and commercialization activities;

  •
  our ability to manage inventories of our products;

  •
  our ability to maintain adequate insurance coverage for any claims that may be asserted against us;

  •
  the accuracy of our estimates of the size and characteristics of the markets to be addressed by our products and services;

  •
  market acceptance of our products and services;

  •
  our ability to obtain reimbursement for our products and services by third party payors, and the extent of such coverage;

  •
  our ability to establish and maintain licenses, strategic collaborations and distribution arrangements;

  •
  the continued funding of our joint ventures; and

  •
  the accuracy of our information regarding the products and resources of our competitors and potential competitors.

GCS-79

NOTE B. OTHER GAINS AND CHARGES

        In 2001, we recorded $27.0 million of charges to selling, general and administrative expenses resulting from Pharming Group's decision to file for and operate under a court supervised receivership. Included was a write-off of the $10.2 million in principal and accrued interest due to us under the 7% senior convertible note issued to us by Pharming Group, and a charge of $16.8 million representing our commitment to fund all of the operations of the LLC, which in turn is legally obligated to supply transgenic human alpha-glucosidase enzyme until the patients currently enrolled in the clinical trial of this product can be transitioned to a CHO-cell product. As a result of Pharming Group's failure to make payments to fund our joint venture for the development of a CHO-cell product for Pompe disease under a strategic alliance agreement, we terminated this agreement in August and have assumed full operational and financial responsibility for the development of the CHO-cell product. Our joint venture with Pharming Group covering a transgenic product for Pompe disease remains in place. We do not intend to commercialize this product. We allocate these charges to Genzyme General.

        In 2001, we recorded a charge of $4.7 million to research and development expenses, representing the net amount owed by Pharming Group to the CHO-cell product joint venture we previously formed with Pharming Group that we believed was uncollectable. We allocated this charge to Genzyme General.

        In 2000, we recorded a $4.3 million charge for abandoned equipment at our Springfield Mills manufacturing facility located in the United Kingdom. The write-off of equipment was related to the Sepra product line and did not have other alternative uses. We allocated this charge to Genzyme Biosurgery.

        In June 2000, Celtrix was acquired by Insmed, upon which our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock. We recognized a $7.6 million gain upon this exchange in 2000, which we allocated to Genzyme General.

        In 2000, we recorded a gain of approximately $5.1 million in connection with proceeds received from the settlement of a lawsuit. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase enzyme at a fill facility operated by a contractor to us. We allocated this gain to Genzyme General.

        In 2000, we recorded gains of $22.7 million relating to public offerings of common stock by our unconsolidated affiliate, Genzyme Transgenics. We recorded this gain as gain on affiliate sale of stock and allocated it to Genzyme General.

        In 1999, we recorded a net gain of $14.4 million upon receipt of a payment associated with the termination of our agreement to acquire Cell Genesys. We allocated this gain to Genzyme General.

NOTE C. DISPOSITIONS OF ASSETS

Snowden-Pencer Products

        In November 2001, we sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery for $15.9 million in net cash, which was allocated to Genzyme Biosurgery. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a net carrying

GCS-80

value of approximately $41.0 million at the time of the sale. We recorded a loss of $25.0 million in connection with this sale and a related tax benefit of $4.7 million.

ATIII LLC

        In July 2001, we transferred our 50% ownership interest in ATIII LLC, our joint venture with Genzyme Transgenics for the development and commercialization of ATIII, to Genzyme Transgenics. In exchange for our interest in the joint venture, we will receive a royalty on worldwide net sales (excluding Asia) of any of Genzyme Transgenics' products based on ATIII beginning three years after the first commercial sale of each such product up to a cumulative maximum amount of $30.0 million. We will allocate any royalty amounts that we receive to Genzyme General. Prior to the transfer, we consolidated the results of ATIII LLC because we had control of ATIII LLC through our combined, direct and indirect ownership interest in the joint venture.

Sybron Laboratory Products

        In July 1999, we sold the assets of our immunochemistry product line to an operating unit of Sybron Laboratory Products Corp. for $5.0 million in cash. We recorded a gain of $0.5 million in connection with the sale of this product line, and allocated it to Genzyme General.

NOTE D. ACQUISITIONS

Novazyme

        In September 2001, we acquired all of the outstanding capital stock of Novazyme Pharmaceuticals, Inc., a privately-held developer of biotherapies for the treatment of lysosomal storage disorders, or LSDs, for an initial payment of approximately 2.6 million shares of Genzyme General Stock. Novazyme shareholders received 0.5714 of a share of Genzyme General Stock for each share of Novazyme common stock they held. We will be obligated to make two additional payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive U.S. marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies. In connection with the merger, we also assumed all of the outstanding options, warrants and rights to purchase Novazyme common stock and exchanged them for options, warrants and rights to purchase Genzyme General Stock, on an as-converted basis. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Novazyme are included in our consolidated financial statements and the combined financial statements of Genzyme General from September 26, 2001, the date of acquisition.

GCS-81

        The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (dollars in thousands):

Issuance of 2,562,182 shares of Genzyme General Stock	$110,584
Issuance of options to purchase 158,840 shares of Genzyme General Stock	6,274
Issuance of warrants to purchase 25,338 shares of Genzyme General Stock	894
Issuance of rights to purchase 66,846 shares of Genzyme General Stock	1,839
Acquisition costs	951

Total purchase price	$120,542

Cash and cash equivalents	$5,194
Other assets	125
Property, plant & equipment	4,475
Goodwill	17,177
In-process research and development	86,800
Deferred tax asset	8,328
Assumed liabilities	(2,795)
Liabilities for exit activities and integration	(1,740)
Notes receivable from stockholders	1,316
Deferred compensation	2,630
Deferred tax liability	(968)

Allocated purchase price	$120,542

        Because our acquisition of Novazyme was completed after June 30, 2001, the provisions of SFAS No. 141 and certain provisions of SFAS No. 142 apply from the date of acquisition. Accordingly, we will not ratably amortize the goodwill resulting from the acquisition of Novazyme. Instead, we will test the goodwill's impairment on a periodic basis in accordance with the provisions of SFAS No. 142.

        We issued approximately 2.6 million shares of Genzyme General Stock to Novazyme's shareholders. These shares were valued at $110.6 million using the average trading price of Genzyme General Stock for the four day trading period ending on September 26, 2001, the date of acquisition. Options, warrants and rights to purchase shares of Genzyme General Stock were valued at $9.0 million using the Black-Scholes model. In accordance with Financial Accounting Standards Board Interpretation No. 44, at the date of acquisition we allocated the $2.6 million intrinsic value of the portion of the unvested options related to the future service period to deferred compensation in Stockholders' equity. We are amortizing the unvested portion to operating expense over the remaining vesting period of approximately 22 months.

        In connection with our acquisition of Novazyme, we acquired a technology platform that we believe can be leveraged in the development of treatments for various LSDs. As of the acquisition date, the technology platform had not achieved technological feasibility and would require significant further development to complete. Accordingly, we have allocated to in-process research and development, which we refer to as IPR&D, and charged to expense $86.8 million, representing the portion of the purchase price attributable to the technology platform. In accordance with generally accepted

GCS-82

accounting principles, the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and the combined financial statements of Genzyme General for the year ended December 31, 2001.

        Our management assumes responsibility for determining the IPR&D valuation and engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the probability-adjusted net cash flows expected to result once the technology has reached technological feasibility and is utilized in the treatment of certain LSDs. A discount rate of 16% was applied to estimate the present value of these cash flows and is consistent with the overall risks of the platform technology. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology and adjusted the future cash flows to reflect the contribution of value from these assets. In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered. The platform technology is specific to LSDs and there is currently no alternative use for the technology in the event that it fails as a platform for enzyme replacement therapy for the treatment of LSDs. As of December 31, 2001, the technological feasibility for the acquired platform technology had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Focal

        In January 2001, Focal, a public company and developer of synthetic biopolymers used in surgery, exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. We allocated this investment to Genzyme Biosurgery. On June 30, 2001, we acquired the remaining 78% of the outstanding shares in an exchange of shares of Biosurgery Stock for shares of Focal common stock. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock as merger consideration. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for options to purchase Biosurgery Stock on an as-converted basis. We allocated the acquired assets and liabilities to Genzyme Biosurgery and accounted for the acquisition as a purchase. Accordingly, we included the results of operations of Focal in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from June 30, 2001, the date of acquisition.

GCS-83

        The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (dollars in thousands):

Issuance of 2,086,151 shares of Biosurgery Stock	$9,450
Issuance of options to purchase 231,566 shares of Biosurgery Stock	351
Acquisition costs	638
Existing equity investment in Focal	5,488
Cash paid to selling security holder	11

Total purchase price	$15,938

Cash and cash equivalents	$2,331
Other current assets	6,003
Property, plant and equipment	1,568
Intangible assets (to be amortized over 3 to 12 years)	7,909
Goodwill	1,365
Assumed liabilities	(3,773)
Note receivable from stockholders	535

Allocated purchase price	$15,938

Wyntek

        In June 2001, we acquired all of the outstanding capital stock of privately-held Wyntek for $65.0 million in cash. Wyntek is a provider of high quality point of care rapid diagnostic tests for pregnancy and infectious diseases. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, we included the results of operations of Wyntek in our consolidated financial statements and the combined financial statements of Genzyme General from June 1, 2001, the date of acquisition.

GCS-84

        The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (dollars in thousands):

Cash paid	$65,000
Acquisition costs	350

Total purchase price.	$65,350

Cash and cash equivalents	$4,974
Other current assets	4,966
Property, plant & equipment	1,843
Intangible assets (to be amortized straight-line over 5 to 10 years)	39,444
Goodwill	20,316
In-process research and development	8,768
Deferred tax assets	2,255
Assumed liabilities	(2,784)
Deferred tax liability	(14,432)

Allocated purchase price	$65,350

        In connection with the acquisition of Wyntek we allocated approximately $8.8 million of the purchase price to IPR&D. We estimated the fair value assigned to purchased IPR&D by discounting, to present value, the cash flows expected to result from the project once it has reached technological feasibility. We applied a discount rate of 25% to estimate the present value of these cash flows, which was consistent with the risks of the project. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased IPR&D was the amount attributable to the efforts of Wyntek up to the time of acquisition.

        In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered for the program under development. The acquired IPR&D consists of Wyntek's work to complete the program. There are no alternative uses for the in-process program in the event that the program fails in clinical trials or is otherwise not feasible. The development effort for the acquired IPR&D does not possess an alternative future use for us as defined by generally accepted accounting principles. Consequently, in accordance with generally accepted accounting principles, the amount allocated to IPR&D was charged as an expense for the year ended December 31, 2001. We are amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 5 years to 10 years.

        Wyntek is currently developing a cardiovascular product to rapidly measure the quantitative levels of cardiac marker proteins. These are the leading markers for the diagnosis of acute myocardial infarction. The product consists of a mobile, stand-alone, quantitative diagnostic device and a reaction strip that detects disease specific marker proteins. The device will be used to read reaction strips at the patient's bedside or in an emergency room setting. As of December 31, 2001, the technological feasibility of the acquired programs had not been reached and no significant departures from the

GCS-85

assumptions included in the valuation analysis had occurred. We expect to launch this product during the second half of 2002.

Genzyme Development Partners

        In January 2001, we purchased all of the outstanding Class A limited partnership interests of GDP for a payment of approximately $25.7 million in cash plus royalties payable over ten years on sales of certain Sepra products. In August 2001, we purchased the remaining GDP limited partnership interests, consisting of two Class B interests, for an aggregate of $180,000, plus additional royalties on sales of certain Sepra products for ten years. We accounted for the acquisitions as purchases and allocated them to Genzyme Biosurgery. Accordingly, we include the results of operations of GDP in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from January 9, 2001, the date of acquisition of the Class A interests.

        We allocated the purchase prices to the fair value of the intangible assets acquired as follows (dollars in thousands):

Patents (to be amortized over 8 years)	$5,909
Trademarks (to be amortized over 10 years)	2,755
Technology (to be amortized over 10 years)	8,827
Goodwill	8,414

Total	$25,905

Biomatrix

        In December 2000, we completed the acquisition of Biomatrix, a public company engaged in the development and manufacturing of viscoelastic biomaterials for use in orthopaedic and other medical applications. Concurrently with the acquisition, we created Genzyme Biosurgery as a new division. We reallocated the businesses of two of our operating divisions—Genzyme Surgical Products and Genzyme Tissue Repair—to Genzyme Biosurgery and allocated the acquired businesses of Biomatrix to Genzyme Biosurgery. As a result of this transaction, we amended our charter to create Biosurgery Stock and eliminated Surgical Products Stock, and Tissue Repair Stock. Each outstanding share of, and option to purchase, Surgical Product Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock and each outstanding share of, or option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock.

        We accounted for the acquisition as a purchase and accordingly, the results of operations of Biomatrix are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from December 18, 2000, the date of acquisition.

GCS-86

        The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (dollars in thousands):

Cash paid	$252,421
Issuance of 17.5 million shares of Biosurgery Stock.	206,522
Issuance of options and warrants to purchase 1.7 million shares of Biosurgery Stock	11,373
Acquisition costs	12,087

Total purchase price.	$482,403

Cash and cash equivalents	$56,137
Current assets	37,639
Property, plant & equipment	38,060
Intangible assets (to be amortized straight-line over 1.5 to 11 years)	284,854
Goodwill	114,759
In-process research and development	82,143
Deferred tax asset	922
Deferred compensation	66
Assumed liabilities	(29,903)
Liabilities for exit activities and integration	(8,216)
Notes receivable from stockholders	14,760
Deferred tax liability	(108,818)

Allocated purchase price	$482,403

        The approximately 17.5 million shares of Biosurgery Stock issued in exchange for all of the outstanding shares of Biomatrix common stock were valued using the combined five day average closing prices of Surgical Products Stock and Tissue Repair Stock, divided by the applicable exchange ratio. Options and warrants to purchase approximately 1.7 million shares of Biosurgery Stock, issued in exchange for options and warrants to purchase Biomatrix common stock, were valued at $11.4 million using the Black-Scholes model. The intrinsic value of the portion of the unvested options related to the future service period was de minimis.

        Prior to the acquisition, Biomatrix sold approximately 0.7 million shares of its common stock to certain of its employees, directors and consultants in exchange for ten-year, full recourse promissory notes. The notes accrue interest at rates ranging from 5.30% to 7.18% and mature at various dates from May 2007 through September 2009, upon which all outstanding principal and accrued interest becomes payable. As a result of the acquisition, these shares were converted into approximately 0.5 million shares of Biosurgery Stock and we recorded $14.7 million of outstanding principal and accrued interest to stockholders' equity because the notes were received in exchange for the issuance of stock.

        At the date of acquisition, we began to formulate plans for certain exit and integration activities, including workforce reductions and the closure of Biomatrix's Canadian facility. Accordingly, we recorded liabilities of $6.7 million for severance and related costs and assigned to Biomatrix's Canadian facility a value equal to the amount we estimated that we would obtain upon disposal or sale. In 2001,

GCS-87

we recorded adjustments to and charges against the restructuring reserve as follows (amount in thousands):

Liabilities for exit activities and integration recorded at acquisition	$6,716
Payments in 2000	(746)

Balance at December 31, 2000	5,970

Additional reserve recorded in 2001	1,500
Payments in 2001	(5,891)

Balance at December 31, 2001	$1,579

        In October 2001, we completed the sale of the Canadian facility for net proceeds of approximately $1.0 million which we allocated to Genzyme Biosurgery. We adjusted the allocated fair value of the Canadian facility to equate to the proceeds of the disposal.

        At December 31, 2001, a total of $6.6 million of costs had been charged against the accrual for exit activity and integration costs. We expect to complete this restructuring in 2002.

        In connection with the purchase of Biomatrix, we allocated approximately $82.1 million of the purchase price to IPR&D. Although management ultimately is responsible for determining the fair value of the acquired IPR&D, we engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired.

        The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached technological feasibility. A 38% discount rate was used which is consistent with the risks of each project. In estimating future cash flows, management considered other tangible and intangible assets, including core technology, required for successful exploitation of the technology resulting from each purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased research and development was the amount attributable to the efforts of Biomatrix up to the time of acquisition. This amount was estimated through application of the "stage of completion" calculation, which calculation involves multiplying total estimated revenue for IPR&D by the percentage of completion of each purchased research and development project at the time of acquisition.

        The significant assumptions underlying the valuations included potential revenues, costs of completion, the timing of product approvals and the selection of appropriate probability of success and discount rate. None of Biomatrix's IPR&D projects had reached technological feasibility at the date of acquisition nor did they have any alternative future use. Consequently, in accordance with generally accepted accounting principles, the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and in Genzyme Biosurgery's combined financial statements for the year ended December 31, 2000. We are amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 1.5 years to 11 years. As of December 31, 2001, the technological feasibility of the acquired projects had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

GCS-88

NOTE D. ACQUISITIONS (Continued)

GelTex

        In December 2000, we acquired GelTex Pharmaceuticals, Inc., a public company engaged in developing therapeutic products based on polymer technology. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of GelTex are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition.

        The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (dollars in thousands):

Cash paid	$515,151
Issuance of 15.8 million shares of Genzyme General Stock.	491,181
Issuance of options and warrants to purchase 3.2 million shares of Genzyme General Stock	62,882
Existing equity investment in GelTex	2,500
Acquisition costs	4,321

Total purchase price.	$1,076,035

Cash and cash equivalents	$67,656
Short-term investments	75,338
Prepaid expenses and other assets	24,669
Inventory	8,156
Property, plant & equipment	45,477
Intangible assets (to be amortized straight-line over 5 to 15 years)	465,109
Goodwill	452,544
In-process research and development	118,048
Deferred tax asset	35,016
Deferred compensation	10,206
Assumed liabilities	(47,789)
Deferred tax liability	(178,395)

Allocated purchase price	$1,076,035

        The 15.8 million shares of Genzyme General Stock issued in exchange for all of the outstanding shares of GelTex common stock were valued at $491.2 million using the average trading price of Genzyme General Stock over three days before and after the September 11, 2000 announcement of the merger. Options and warrants to purchase approximately 3.2 million shares of Genzyme General Stock were valued at $62.9 million using the Black-Scholes model. In accordance with Financial Accounting Standards Board Interpretation No. 44, the intrinsic value of the portion of the unvested options related to the future service period of $10.2 million has been allocated to deferred compensation in stockholders' equity. The unvested portion was amortized to operating expense over the remaining vesting period of approximately one year, which concluded in December 2001.

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

GCS-89

        In connection with the purchase of GelTex, we allocated approximately $118.0 million of the purchase price to IPR&D. Although management ultimately is responsible for determining the fair value of the acquired IPR&D, we engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired.

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

        The significant assumptions underlying the valuations included potential revenues, costs of completion, the timing of product approvals and the selection of appropriate probability of success and discount rate. None of the GelTex IPR&D projects had reached technological feasibility at the date of acquisition nor did they have any alternative future use. Consequently, in accordance with generally accepted accounting principles, the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and the combined financial statements of Genzyme General for the year ended December 31, 2000. We are amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 5 years to 15 years. As of December 31, 2001, the technological feasibility of the acquired projects had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

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

Property, plant & equipment	$128
Deferred tax asset	1,229
In-process research & development	5,436

Total	$6,793

        The $5.4 million allocated to IPR&D represents the value we assigned to Peptimmune's programs that were still in the development stage and for which there was no alternative future use. We recorded this amount as a charge to operations. As of December 31, 2001, these products were still under development.

GCS-90

        Substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technical feasibility. In addition, once developed each product will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue. We cannot give you assurances that these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially affected.

Unaudited Pro Forma Financial Summary

        The following unaudited pro forma financial summary is presented as if the acquisitions of Novazyme, Wyntek, Focal, GelTex and Biomatrix were completed as of January 1, 2001 and 2000. The unaudited pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisitions been consummated at these dates, or of the future operations of the combined entities. Material nonrecurring charges related to these acquisitions, such as acquired IPR&D charges of $86.8 million resulting from the acquisition of Novazyme, $8.8 million resulting from the acquisition of Wyntek, $118.0 million resulting from the acquisition of GelTex, and $82.1 million resulting from the acquisition of Biomatrix, are not reflected in the following unaudited pro forma financial summary:

	For the Year Ended December 31,
	2001	2000
	(Amounts in thousands, except per share amounts)
Total revenues	$1,232,190	$1,039,771
Net income (loss) before extraordinary items and cumulative effect of change in accounting principle	(46,085)	1,321
Net income (loss)	(41,918)	1,321
Net income allocated to Genzyme General Stock:
Net income allocated to Genzyme General Stock before cumulative effect of change in accounting principle	$121,168	$154,604
Cumulative effect of change in accounting principle, net of tax	4,167	—

Net income allocated to Genzyme General Stock	$125,335	$154,604

Net income per share allocated to Genzyme General Stock:
Basic:
Net income per share before cumulative effect of change in accounting principle	$0.59	$0.81
Per share cumulative effect of change in accounting principle, net of tax	0.02	—

Net income per share allocated to Genzyme General Stock	$0.61	$0.81

Diluted:
Net income per share before cumulative effect of change in accounting principle	$0.57	$0.76
Per share cumulative effect of change in accounting principle, net of tax	0.02	—

Net income per share allocated to Genzyme General Stock	$0.59	$0.76

Net loss allocated to Biosurgery Stock	$(137,535)	$(130,657)

Net loss per share allocated to Biosurgery Stock—basic and diluted	$(3.52)	$(3.40)

GCS-91

NOTE E. DERIVATIVE FINANCIAL INSTRUMENTS

      We use an interest rate swap to mitigate the risk associated with a floating rate lease obligation, and have designated the swap as a cash flow hedge. The notional amount of this swap at December 31, 2001 was $25.0 million. Because the critical terms of the swap agreement correspond to the related lease obligation, there were no amounts of hedge ineffectiveness during 2001. No gains or losses were excluded from the assessment of hedge effectiveness. We record the differential to be paid or received on the swap as incremental interest expense. The fair value of the swap at December 31, 2001, representing the cash requirements to settle the agreement, was approximately $2.7 million.

        We periodically enter foreign currency forward contracts, all of which have durations of three months. These contracts have not been designated as hedges and, accordingly, unrealized gains or losses on these contracts are reported in current earnings. The notional settlement amount of foreign currency forward contracts outstanding at December 31, 2001 was $22.0  million. These contracts had a fair value of $0.2 million, representing an unrealized gain, and were included in other current assets (liabilities) at December 31, 2001.

        For the year ended December 31, 2001, we recorded a pre-tax charge of $4.1 million in other expense to reflect the change in value of our warrants to purchase shares of Genzyme Transgenics common stock from January 1, 2001 to December 31, 2001. We also recorded a charge of $0.9 million ($1.5 million pre-tax) in other comprehensive income for the year ended December 31, 2001 to reflect the change in value of our interest rate swap contract during the period, net of tax.

        In the normal course of business, we manage risks associated with foreign exchange rates, interest rates and equity prices through a variety of strategies, including the use of hedging transactions, executed in accordance with our management and accounting policies. As a matter of policy, we do not use derivative instruments unless there is an underlying exposure. We do not use derivative instruments for trading or speculative purposes.

NOTE F. ACCOUNTS RECEIVABLE AND INTANGIBLE ASSETS

        Our trade receivables primarily represent amounts due from distributors, healthcare service providers, and companies and institutions engaged in research, development or production of pharmaceutical and biopharmaceutical products. We perform credit evaluations of our customers on an ongoing basis and generally do not require collateral. We state accounts receivable at fair value after reflecting an allowance for doubtful accounts and other allowances. These allowances were $14.2 million at December 31, 2001 and $20.7 million at December 31, 2000.

GCS-92

        The following table contains information on our intangible assets for the periods presented:

	December 31, 2001	Weighted Average Estimated Useful Life (Years)	December 31, 2000	Weighted Average Estimated Useful Life (Years)
	(Amounts in thousands, except useful life data)
Goodwill	$792,331	17	$757,414	19
Acquired technology	551,743	13	500,535	14
Patents	196,968	13	191,928	13
License fees	27,016	14	26,040	15
Customer lists	8,324	10	8,324	10
Trademarks	91,754	22	101,150	24
Distribution agreements	13,950	8	13,950	8
Non-compete agreements	6,640	5	6,640	5
Other	9,927	5	9,389	5

	1,698,653		1,615,370
Less accumulated amortization	(192,007)		(75,588)

Intangible assets, net	$1,506,646		$1,539,782

NOTE G. INVENTORIES

	December 31,
	2001	2000
	(Amounts in thousands)
Raw materials	$52,586	$51,545
Work-in-process	64,925	73,520
Finished products	53,898	45,276

Total	$171,409	$170,341

NOTE H. PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2001	2000
	(Amounts in thousands)
Plant and equipment	$317,707	$264,109
Land and buildings	303,691	252,789
Leasehold improvements	122,800	106,384
Furniture and fixtures	23,139	20,570
Construction-in-progress	150,918	94,098

	918,255	737,950
Less accumulated depreciation	(282,941)	(233,538)

Property, plant and equipment, net	$635,314	$504,412

GCS-93

        Our depreciation expense was $56.7 million in 2001, $33.6 million in 2000 and $40.7 million in 1999.

        We allocate our fixed assets among our operating divisions based on use.

        We capitalize costs we have incurred in validating the manufacturing process for products which have reached technological feasibility. As of December 31, 2001, capitalized validation costs, net of accumulated depreciation, were $20.3 million. We have capitalized the following amounts of interest costs incurred in financing the construction of our manufacturing facilities:

2001	2000	1999
$4.2 million	$2.2 million	$1.2 million

        Our estimated cost of completion for assets under construction as of December 31, 2001 is $349.3 million.

NOTE I. INVESTMENTS

Marketable Securities

	December 31,
	2001		2000
	Cost	Market Value	Cost	Market Value
	(Amounts in thousands)
Cash equivalents(1):
Corporate notes	$1,550	$1,552	$50,922	$50,922
U.S. Governmental agencies	22,646	22,720	—	—
Money market fund	149,233	149,233	148,577	148,577

	$173,429	$173,505	$199,499	$199,499

Short-term:
Corporate notes	$47,221	$47,921	$90,930	$91,133
U.S. Governmental agencies	16,084	16,464	13,175	13,207
Non U.S. Governmental agencies	1,042	1,066	—	—
U.S. Treasury notes	1,005	1,030	246	246

	$65,352	$66,481	$104,351	$104,586

Long-term:
Corporate notes	$509,560	$521,519	$186,904	$190,542
U.S. Governmental agencies	156,282	157,526	99,549	100,803
Non U.S. Governmental agencies	36,397	36,929	—	—
U.S. Treasury notes	89,611	91,792	7,432	7,496

	$791,850	$807,766	$293,885	$298,841

Investments in equity securities	$50,347	$88,686	$74,299	$121,251

(1)
Cash equivalents are included as part of cash and cash equivalents on our balance sheets.

        We allocate marketable securities to our operating divisions.

GCS-94

        The following table contains information regarding the range of contractual maturities of our investments in debt securities:

	December 31,
	2001		2000
	Cost	Market Value	Cost	Market Value
	(Amounts in thousands)
Within 1 year	$238,781	$239,986	$303,849	$304,085
1-2 years	202,071	206,705	85,712	86,686
2-10 years	589,779	601,061	208,174	212,155

	$1,030,631	$1,047,752	$597,735	$602,926

Realized and Unrealized Gains and Losses on Marketable Securities and Investments in Equity Securities

        We recorded charges of $11.8 million in 2001 in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group plc and $4.5 million in connection with our investment in the common stock of Targeted Genetics, because we considered the decline in the value of these investments to be other than temporary. We allocate these investments to Genzyme General.

        In August 2001, Pharming Group announced that it would file for receivership in order to seek protection from its creditors. In the quarter ended September 30, 2001, we recorded a charge of $8.5 million, representing a write-down of our investment in Pharming Group common stock. We allocate this investment to Genzyme General.

        In April 2001, Antigenics announced that it had entered into a definitive merger agreement with Aronex. The merger was completed in July 2001. Under the terms of the merger agreement, we received 0.0594 of a share of Antigenics common stock for each share of Aronex common stock that we held. As a result of this merger, we recorded a $1.2 million charge to reflect the fair market value of our investment in Aronex at June 30, 2001. We allocate this investment to Genzyme General.

        During 2000, we recorded gains of $16.4 million resulting from sales of portions of our investment in Genzyme Transgenics common stock. We also recognized a $7.6 million gain resulting from the acquisition of Celtrix Pharmaceuticals, Inc. by Insmed Pharmaceuticals, Inc. in which our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock. The tax effect of these gains was offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. We allocate these investments to Genzyme General. In 2000, we determined that our investment in the common stock of Focal, Inc., which we allocated to Genzyme Biosurgery, was impaired. As a result, we recorded a charge to operations of $7.3 million in 2000, which we allocated to Genzyme Biosurgery.

        We recorded gains of $2.0 million in 1999 upon the sale of our investment in shares of Techne common stock. We also recorded a $5.7 million charge in 1999 in connection with our investments in the common stock of Pharming Group and IntegraMed America, Inc. because we considered the decline in the value of those investments to be other than temporary. In connection with these assessments, we concluded that evidence existed that the value of the investments would recover to at least its cost. This included continued positive progress in the issuers' scientific programs, ongoing

GCS-95

activity in our collaborations with the issuers; and a lack of any substantial company-specific adverse events causing the declines in value. However, given the significance and duration of the declines as of the end of the applicable quarter, we concluded that it was unclear over what period any price recoveries would take place and that, accordingly, the positive evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of these investments. We allocate these investments to Genzyme General.

        We record gross unrealized holding gains and losses in stockholders' equity. The following table sets forth the amounts recorded:

	December 31,
	2001	2000
Unrealized holding gains	$56.2 million	$60.7 million
Unrealized holding losses	$0.6 million	$7.9 million

        We allocate strategic investments in equity securities of unconsolidated entities to our operating divisions. All of the investments included in the following table are allocated to Genzyme General:

	December 31, 2001
	Adjusted Cost	Market Value	Unrealized Gain/(Loss)
	(Amounts in thousands)
Abiomed, Inc.	$15,804	$36,508	$20,704
Antigenics, Inc. (formerly Aronex Pharmaceuticals, Inc.).	466	412	(54)
BioMarin Pharmaceutical, Inc.	18,000	28,258	10,258
Cambridge Antibody Technology Group plc(1)	6,311	8,611	2,300
Crucell, N.V.	576	1,758	1,182
Dyax Corporation	3,000	6,039	3,039
Healthcare Ventures V, L.P.	1,620	1,620	—
Oxford Bioscience Partners IV, L.P.	500	500	—
Pharming Group N.V.(1)	—	520	520
ProQuest Investments II, L.P.	1,110	1,110	—
Targeted Genetics Corporation	960	1,350	390
Viacell, Inc.	2,000	2,000	—

Total at December 31, 2001	$50,347	$88,686	$38,339

	December 31, 2000
	Adjusted Cost	Market Value	Unrealized Gain/(Loss)
	(Amounts in thousands)
Total at December 31, 2000	$74,299	$121,251	$46,952

(1)
Our investment in Cambridge Antibody Technology Group plc is denominated in British pounds sterling and our investment in Pharming Group is denominated in Euros. We translated these investments into U.S. dollars at the current exchange rates for each of these currencies on December 31, 2001.

GCS-96

NOTE I. INVESTMENTS (Continued)

Genzyme Transgenics Corporation

        At December 31, 2001, we owned approximately 26% of the outstanding common stock of Genzyme Transgenics and record in net loss of unconsolidated affiliates our portion of its results. We refer to Genzyme Transgenics in this note as GTC. Our portion of GTC's net losses was $4.3 million in 2001, $2.1 million in 2000 and $7.1 million in 1999. The fair market value of our investment in GTC common stock was $45.1 million on December 31, 2001 and $110.8 million on December 31, 2000.

        In February 2000, we converted $6.6 million in shares of Series B convertible preferred stock of GTC into approximately 1.0 million shares of GTC common stock.

        Our chairman and chief executive officer and another Genzyme officer are directors of GTC. One additional member of our board of directors is also a director of GTC.

        The following table contains condensed statement of operations and balance sheet data for GTC:

	Year Ended December 31,
	2001	2000	1999
	(Amounts in thousands)
Revenues	$13,740	$88,149	$68,784
Operating loss	(13,384)	(10,239)	(2,666)
Net loss	(16,556)	(13,143)	(18,761)
	At December 31,
	2001	2000
	(Amounts in thousands)
Current assets	$47,323	$92,396
Noncurrent assets	72,809	68,181
Current liabilities	18,102	38,237
Noncurrent liabilities	80	6,660

Agreements with GTC

        We have a number of agreements with GTC, including the following:

  •
  services agreement under which GTC pays us for services provided by us, including treasury, data processing and laboratory support services;

  •
  sublease agreement under which we sublease a portion of one of our facilities in Framingham, Massachusetts;

  •
  research and development agreement under which each of the parties performs research services for the other;

  •
  a services agreement under which GTC pays us for research, development, regulatory and manufacturing services related to transgenic recombinant human antithrobin III, or ATIII; and

  •
  a purchase agreement and amended and restated collaboration agreement executed in connection with the sale of our interest in ATIII LLC to GTC, as more fully described below.

GCS-97

        During 2001, we received approximately $3.5 million from GTC under these agreements. At December 31, 2001, GTC owed us $1.3 million under these agreements. Research and development revenue from GTC is reflected as related party revenue in our statements of operations.

        We have guaranteed the obligations of GTC under a credit facility consisting of a revolving credit line and a term loan that GTC obtained from a commercial bank. As of December 31, 2001, no principal was outstanding under the revolving credit line and approximately $15.8 million was available, and $5.7 was outstanding, under the term loan with no further availability. All outstanding amounts under this credit facility are payable on March 28, 2002. Genzyme Transgenics may be required to repay these amounts earlier if, among other things, it violates specified negative covenants, defaults under a material contract such that it is likely to suffer a material adverse effect, or declares bankruptcy. In order to secure GTC's reimbursement obligation for any payments that we may be required to make on the guaranty, each of GTC and its material subsidiaries granted us a first lien on all of its assets. In consideration of our agreement to provide this guaranty, GTC issued to us a warrant to purchase up to 288,000 shares of GTC common stock at an exercise price of $4.875 per share. GTC also issued to us a warrant to purchase 145,000 shares of GTC common stock at an exercise price of $2.84375 per share in connection with our guarantee of GTC's obligations under a prior credit facility. Both GTC warrants currently are exercisable for the underlying shares of GTC common stock.

        ATIII LLC    In 1998, we formed ATIII LLC, a joint venture with GTC for the development and commercialization of transgenic recombinant human antithrombin III. The collaboration agreement provided that we fund 70% of the first $33.0 million in development costs, excluding facility costs, under this program, 50% of all development costs thereafter, and 50% of all new facility costs to be incurred by ATIII LLC. However, under an interim funding agreement, we shared the costs of this program incurred between January 1, 2001 and February 2, 2001 equally with GTC. As our combined direct and indirect interest in ATIII LLC was in excess of 50%, we consolidated the results of ATIII LLC and recorded GTC's portion of the ATIII LLC's losses as minority interest. We allocated our ownership interest in ATIII LLC to Genzyme General.

        In July 2001, we transferred our 50% ownership interest in ATIII to GTC. In exchange for our interest in the joint venture, we will receive a royalty on worldwide net sales (excluding Asia) of any of GTC's products based on ATIII beginning three years after the first commercial sale of each such product up to a cumulative maximum amount of $30.0 million.

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

        In October 1998, we entered into a collaboration agreement with Dyax to develop and commercialize one of Dyax's proprietary compounds for the treatment of chronic inflammatory diseases. Dyax will fund the first $6.0 million in development costs, and the parties will split all subsequent development costs equally. In connection with that agreement, we made an investment of $3.0 million in the convertible preferred stock of Dyax and made a $3.0 million line of credit available

GCS-98

to help Dyax fund its operations. This preferred stock converted into common stock upon Dyax's initial public offering in 1999. To date, Dyax has not borrowed any money under the line of credit. We will make milestone payments to Dyax upon FDA approval of products that arise out of the collaboration, and we will share equally with Dyax all profits from the sale of these products.

        One of our directors is chairman and chief executive officer of Dyax and two of our directors are directors of Dyax.

Investments in Joint Ventures

        Our investment in joint ventures is included in other assets, non-current, on our balance sheet. Except as described below, we own a 50% interest in the following joint ventures:

Joint Venture	Partner(s)	Effective Date	Product/Indication	Genzyme Division
RenaGel LLC	GelTex (1)	June 1997	Renagel phosphate binder for the reduction of serum phosphorus in patients with end-stage renal disease	Genzyme General
BioMarin/ Genzyme LLC	BioMarin Pharmaceutical Inc.	September 1998	Aldurazyme enzyme for the treatment of mucopolysaccharidosis-I	Genzyme General
Pharming/ Genzyme LLC	Pharming Group N.V.(2,3)	October 1998	Human alpha-glucosidase for the treatment of Pompe disease (transgenic product)	Genzyme General
Genzyme/ Pharming Alliance LLC	Pharming Group N.V.(2,4)	June 2000	Human alpha-glucosidase for the treatment of Pompe disease (CHO-cell product)	Genzyme General
Diacrin/ Genzyme LLC	Diacrin, Inc.	October 1996	Products using porcine fetal cells for the treatment of Parkinson's and Huntington's diseases	Genzyme Biosurgery (until May 1999); Genzyme General (after May 1999)

(1)
We acquired GelTex and the remaining 50% interest in RenaGel LLC in December 2000. RenaGel LLC was merged into GelTex effective October 1, 2001.

(2)
Since August 2001, Pharming Group has been operating under court-supervised receivership.

(3)
In August 2001, we committed to fund all of the operations of Pharming/Genzyme LLC, which in turn is legally obligated to supply transgenic human alpha-glucosidase enzyme until the patients currently enrolled in the clinical trial of this product can be transitioned to a CHO-cell product.

(4)
In August 2001, we terminated our strategic alliance with Pharming Group and certain of its subsidiaries for the development of a CHO-cell product for Pompe disease and assumed full operational and financial resposibility for the development of the CHO-cell product.

The following tables describe:

  •
  the amount of funding we have provided to each joint venture and unconsolidated affiliate to date;

GCS-99

  •
  amounts due to us by each joint venture and unconsolidated affiliate as of December 31, 2001 for services we provided on behalf of the joint venture, which we have recorded on our balance sheet as prepaids and other current assets;

  •
  our portion of the losses of each joint venture and unconsolidated affiliate for the periods presented, which we have recorded as charges to equity in net loss of unconsolidated affiliates in our statement of operations; and

  •
  total net losses of each joint venture and unconsolidated affiliate for the periods presented.

Joint Venture/ Unconsolidated Affiliate	Total Funding through December 31, 2001	Receivables As of December 31, 2001
	(Amounts in millions)
BioMarin/Genzyme LLC	$40.1	$2.2
Pharming/Genzyme LLC	21.9	0.2
Genzyme/Pharming Alliance LLC	8.5	13.3
Diacrin/Genzyme LLC	33.0	0.1
StressGen/Genzyme LLC	0.7	—
Genzyme Transgenics Corporation	—	1.3

Totals	$104.2	$17.1

	Our Portion of the Net Losses from Our Unconsolidated Affiliates			Total Losses of Our Unconsolidated Affiliates
Joint Venture/ Unconsolidated Affiliate
	2001	2000	1999	2001	2000	1999
	(Amounts in millions)
RenaGel LLC (1)	$—	$(15.9)	$(8.1)	$—	$(10.7)	$(15.9)
BioMarin/Genzyme LLC	(18.5)	(12.6)	(7.0)	(36.9)	(25.3)	(13.9)
Pharming/Genzyme LLC (2)	(2.9)	(6.6)	(10.3)	(5.8)	(13.3)	(10.7)
Genzyme/Pharming Alliance LLC (3)	(6.5)	(1.5)	—	(13.0)	(2.9)	—
Diacrin/Genzyme LLC	(2.3)	(6.2)	(8.0)	(3.1)	(8.2)	(10.7)
StressGen/Genzyme LLC (4)	—	—	(1.9)	—	—	(1.3)
Genzyme Transgenics Corporation	(4.3)	(2.1)	(7.1)	(16.6)	(13.1)	(18.8)
Focal, Inc.	(1.3)	—	—	(6.0)	—	—
Other	0.1	(0.1)	(0.3)	0.3	(0.1)	—

Totals	$(35.7)	$(45.0)	$(42.7)	$(81.1)	$(73.6)	$(71.3)

(1)
We acquired GelTex and the remaining 50% interest in RenaGel LLC in December 2000. RenaGel LLC was merged into GelTex effective October 1, 2001.

(2)
In August 2001, we committed to fund all of the operations of Pharming/Genzyme LLC, which in turn is legally obligated to supply transgenic human alpha-glucosidase enzyme until the nine clinical trial patients can be transitioned to a CHO-cell product for Pompe disease.

(3)
In August 2001, we terminated our strategic alliance with Pharming Group, N.V. and certain of its subsidiaries for the development of a CHO-cell product for Pompe disease and assumed full operational and financial responsibility for the development of the CHO-cell product.

GCS-100

(4)
Because an investor had the right to require us to repurchase its interest in the joint venture, we recorded 50% of the losses incurred by the joint venture. When the investor exercised its repurchase right in August 1999, we recorded a $1.0 million charge to our statement of operations in connection with the repurchase.

        Condensed financial information for our joint ventures and unconsolidated affiliates is summarized below:

	For the Years Ended December 31,
	2001	2000	1999
	(Amounts in thousands)
Revenue	$1,519	$47,083	$21,100
Gross profit	(969)	23,748	13,738
Operating expenses	(69,450)	(107,621)	(74,096)
Net loss	(67,545)	(60,280)	(52,453)
	December 31,
	2001	2000
	(Amounts in thousands)
Current assets	$11,538	$21,200
Noncurrent assets	106	15,374
Current liabilities	28,817	20,658
Noncurrent liabilities	—	—

NOTE J. ACCRUED EXPENSES

	December 31,
	2001	2000
	(Amounts in thousands)
Compensation	$51,827	$33,134
Purchase accrual	12,508	11,468
Bank overdraft	19,468	12,306
Royalties	7,468	10,810
Rebates	7,950	6,482
Restructuring costs	2,160	5,970
Acquisition costs	—	13,595
Other	43,359	45,918

Total accrued expenses	$144,740	$139,683

NOTE K. LONG-TERM DEBT AND LEASES

Long-Term Debt and Capital Lease Obligations

        While we are responsible for repaying all long-term debt and capital lease obligations, we allocate these obligations to our operating divisions for financial reporting purposes based on the intended use of the funds.

GCS-101

        Our long-term debt and capital lease obligations consist of the following:

	December 31,
	2001	2000
	(Amounts in thousands)
3% convertible subordinated debentures due May 2021	$575,000	$—
5 1/4% convertible subordinated notes	—	250,000
Revolving credit facility maturing in December 2003	234,000	350,000
Revolving credit facility maturing in December 2001	—	18,000
5% convertible subordinated debentures	—	23,680
6.9% convertible subordinated note due May 2003	10,000	10,000
Notes payable	6,723	5,493
Capital lease obligations	26,832	27,964

	852,555	685,137
Less current portion	(7,746)	(19,897)

	$844,809	$665,240

        Over the next five years, we will be required to repay the following principal amounts on our long-term debt (amounts in millions):

2002	2003	2004	2005	2006	After 2006
$7.8	$244.8	$—	$25.0	$575.0	$—

3% Convertible Subordinated Debentures

        In May 2001, we completed the private placement of $575.0 million in principal of 3% convertible subordinated debentures due May 2021. After deducting the underwriter's discount and offering costs of $12.9 million, net proceeds from the offering were approximately $562.1 million. We have allocated the principal balance of the debentures and the net proceeds from the offering to Genzyme General. We will pay interest on these debentures on May 15 and November 15 each year.

        Holders may surrender debentures for conversion into shares of Genzyme General Stock at a conversion price of approximately $70.30 per share, subject to adjustment, if any of the following conditions is satisfied:

  •
  if the closing sale price of Genzyme General Stock for at least 20 trading days in the 30 trading day period ending on the trading day prior to the day of surrender is more than 110% of the conversion price per share of Genzyme General Stock;

  •
  if we have called the debentures for redemption; or

  •
  upon the occurrence of specified corporate transactions.

        Holders of the debentures may require us to repurchase all or part of their debentures for cash on May 15, 2006, 2011 or 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest through the date prior to the date of repurchase. Additionally, if certain fundamental changes occur, each holder may require us to repurchase, for cash, all or a portion of the holder's

GCS-102

debentures. On or after May 20, 2004, we may redeem for cash all or part of the debentures that have not previously been converted or repurchased. The redemption price would be 100.75% of the principal amount if redeemed from May 20, 2004 through May 14, 2005, and 100% of the principal amount thereafter.

        Interest expense related to these debentures was $12.9 million in 2001, which includes $1.8 million for amortization of offering costs. The fair value of these debentures at December 31, 2001, was $631.8 million.

5 1/4% Convertible Subordinated Notes

        In June 2001, we completed the redemption of our $250.0 million in principal of 5 1/4% convertible subordinated notes due 2005. Prior to the redemption date, holders of the notes elected to convert substantially all of the principal of the notes into approximately 12,597,000 shares of Genzyme General Stock, 685,000 shares of Biosurgery Stock and 682,000 shares of Molecular Oncology Stock. On June 15, 2001, the redemption date, we redeemed the remaining notes using cash allocated to Genzyme General.

Revolving Credit Facility

        At December 31, 2000, we had access to a $500.0 million revolving credit facility, $150.0 of which matured in December 2001 and $350.0 million of which matures in December 2003. At December 31, 2000, $368.0 million was outstanding under this facility, $150.0 million of which was allocated to Genzyme General and $218.0 million of which was allocated to Genzyme Biosurgery. In May 2001, we repaid the $150.0 million we had drawn under this facility to finance a portion of the cash component of the GelTex merger consideration. In November 2001, we drew an additional $17.0 million under the $350.0 million facility that matures in December 2003, all of which was allocated to Genzyme Biosurgery. In December 2001, we repaid $1.0 million of the funds drawn under this facility using Genzyme Biosurgery cash. We allowed the $150.0 million facility to expire without renewal at its maturity date in December 2001. As of December 31, 2001, we have access to a $350.0 million revolving credit facility that matures in December 2003, of which $234.0 million remained outstanding and allocated to Genzyme Biosurgery. Borrowings under this facility bear interest at LIBOR plus an applicable margin. The terms of the revolving credit facility include various covenants, including financial covenants, which require us to meet minimum liquidity and interest coverage ratios and to meet maximum leverage ratios. We currently are in compliance with these covenants and do not anticipate falling out of compliance.

5% Convertible Subordinated Debentures

        In August 2001, we completed the redemption of our $21.2 million in principal of 5% convertible subordinated debentures due 2003. Prior to the redemption date, the holders of the debentures elected to convert all of the principal of the debentures into approximately 1,305,000 shares of Genzyme General Stock. We paid approximately $3.2 million in cash for the accrued interest on the debentures through the date of conversion using cash allocated to Genzyme General.

GCS-103

6.9% Convertible Subordinated Note

        In connection with our acquisition of Biomatrix, we assumed a 6.9% convertible subordinated note due May 14, 2003 in favor of UBS Warburg LLC. At December 31, 2001, $10.0 million principal amount of this note remained outstanding. We use cash allocated to Genzyme Biosurgery to satisfy debt service on this note.

Notes Payable

        In connection with our acquisition of Novazyme in September 2001, we assumed a note payable that matures in December 2002, in the amount of $1.6 million. In connection with our acquisition of GelTex in December 2000, we assumed notes payable, with maturities in June and September 2002, aggregating $5.4 million, of which $5.1 million remained outstanding at December 31, 2001. We will use cash allocated to Genzyme General to satisfy this debt.

Capital Leases

        In connection with our acquisition of GelTex in December 2000, we assumed a capital lease obligation pursuant to an October 1998 lease agreement for the construction of GelTex's administrative offices in Waltham, Massachusetts. The lease provides for the lessor to fund the construction of the facility in exchange for interest-only lease payments equal to the total amount funded by the lessor multiplied by the LIBOR rate plus 1.8%. The construction was completed in October 1999 and the construction costs funded by the lessor aggregated $25.0 million. After giving effect to an interest swap agreement, we make monthly interest payments of $187,000 based on a fixed rate of 8.99% and an outstanding principal amount of $25.0 million. Therefore, we will make annual interest payments under this lease of approximately $2.2 million each year through 2005. The $25.0 million capital lease obligation and corresponding building is recorded in our consolidated balance sheet and the combined balance sheet of Genzyme General at December 31, 2000. The building is being depreciated over its estimated useful life.

        During the term of the lease, we have the option to purchase the building and improvements for a purchase price equal to the total amount funded by the lessor of $25.0 million, plus any accrued and unpaid lease payments and certain other costs, which aggregate amount is referred to as the Purchase Option Price. At the end of the lease term of October 31, 2005, we have the option to:

  •
  purchase the building and improvements for the Purchase Option Price;

  •
  arrange for the facility to be purchased by a third party; or

  •
  return the building and improvements to the lessor.

In the case of the latter two options, however, we are contingently liable to the extent the lessor is not able to realize 85% of the Purchase Option Price upon the sale or disposition of the property.

        In December 2000, in connection with the acquisition of Biomatrix, we assumed the remaining principal balance of $1.5 million due under a $2.3 million capital lease that Biomatrix had entered into with GE Capital in December 1998. The lease has a five-year term, a coupon rate of 7.4%, and is payable in equal monthly installments. Certain of the machinery and equipment we acquired through the merger is pledged as collateral for this financing.

GCS-104

NOTE K. LONG-TERM DEBT AND LEASES (Continued)

Operating Leases

        We lease facilities and personal property under non-cancellable operating leases with terms in excess of one year. Our total expense under operating leases was (amounts in millions):

2001	2000	1999
$25.5	$23.4	$22.6

        Over the next five years, we will be required to repay the following amounts under non-cancellable operating leases (amounts in millions):

2002	2003	2004	2005	2006	After 2006
$20.3	$24.9	$24.5	$21.1	$13.7	$187.2

        In June 1992, we entered into a 65-year land lease with an unaffiliated lessor. Our expenses under this lease, which are allocated to Genzyme General, were $1.5 million in each of 2001 2000 and 1999. Our rent under this lease increases every five years based on the Consumer Price Index or, at a minimum, 3% per year.

        In August 2000, we entered into an agreement to lease a significant portion of a multi-use urban complex in Cambridge, Massachusetts for our new corporate headquarters. The lessor will fund the construction of the complex, except that we will fund certain leasehold improvements to be made to the portion of the building leased by us. Our lease payments will be determined as a function of the aggregate project costs incurred by the lessor and the resulting rentable space of the complex, plus common area charges. Payments under the lease will commence upon completion of construction, which we estimate to be in 2003. We have included estimated payments for this lease in the operating lease schedule above. The lease term is for fifteen years and may be extended for two successive ten-year periods. The lease also provides us with an option, exercisable on or before July 1, 2003, to lease an additional building on mutually acceptable terms.

        In August 2001, we entered into a lease agreement with an unaffiliated lessor for approximately 16 acres of land at the Waterford Industrial Estate. The land, situated at the lessor's Industrial Estate in the County of Waterford, will be used for the development of a multi-product manufacturing center in the Republic of Ireland. The lease term is for nine hundred ninety-nine years with rent payable in advance on January 1, of each year. For the first five year period the term of the annual rent shall be approximately $3,000 per year. Our rent under this lease increases every five years based on the Consumer Price Index with increases not to exceed 10% of the rent payment from the prior five year period.

GCS-105

NOTE L. STOCKHOLDERS' EQUITY

Preferred Stock

	At December 31, 2001			At December 31, 2000
Series
	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding
Series A Junior Participating, $0.01 par value	2,000,000	—	—	2,000,000	—	—
Series B Junior Participating, $0.01 par value	1,000,000	—	—	1,000,000	—	—
Series C Junior Participating, $0.01 par value	400,000	—	—	400,000	—	—
Undesignated	6,600,000	—	—	6,600,000	—	—

Total	10,000,000	—	—	10,000,000	—

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

Stock Rights

        Under our shareholder rights plan, each outstanding share of Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock also represents one preferred stock purchase right for that series of stock. When the stock purchase rights become exercisable, the holders of our common stock will be entitled to purchase the following:

  •
  Genzyme General Stock right: one share of Series A Junior Participating Preferred Stock, par value $.01 per share, for $150.00;

  •
  Biosurgery Stock right: one share of Series B Junior Participating Preferred Stock, par value $.01 per share, for $80.00; and

  •
  Molecular Oncology Stock right: one share of Series C Junior Participating Preferred Stock, par value $.01 per share, for $26.00.

        A stock purchase right becomes exercisable either:

  •
  ten days after our board of directors announces that a third party has become the owner of 15% or more of the total voting power of our outstanding common stock combined; or

  •
  ten business days after a third party announces or initiates a tender or exchange offer that would result in that party owning 15% or more of the total voting power of our outstanding common stock combined.

In either case, the board of directors can extend the ten-day delay. These stock purchase rights expire in March 2009.

GCS-106

Common Stock

        We have three series of common stock—Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock — which we also refer to as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specific subset of our business operations and its allocated assets, rather than operations and assets of our entire company.

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

  •
  the amount that would be legally available for dividends under Massachusetts law if the division were a separate corporation; or

  •
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

        Our charter also requires that distributions be made to holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to that stock's corresponding division are sold to a third party. This mandatory distribution can be in the form of a dividend, a redemption of the division's related tracking stock or an exchange of that tracking stock for Genzyme General Stock, as chosen by our board of directors in its discretion. The distribution, if by dividend or redemption, must equal in value the net after-tax proceeds received from the sale. If our board of directors chooses to make the distribution by issuing Genzyme General Stock in exchange for the selling division's related tracking stock, then the exchange must be effected at a 10% premium to the corresponding tracking stock's average market price calculated over a ten day period beginning on the first business day following the announcement of the sale.

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

GCS-107

Common Stock

		At December 31, 2001		At December 31, 2000
Series
	Authorized	Issued	Outstanding	Issued	Outstanding
Genzyme General Stock, $0.01 par value	500,000,000	213,179,196	213,072,838	191,181,638	190,968,922
Genzyme Biosurgery Stock, $0.01 par value	100,000,000	39,554,105	39,554,105	36,397,854	36,397,854
Genzyme Molecular Oncology Stock, $0.01 par value	40,000,000	16,762,331	16,762,331	15,905,360	15,905,360
Undesignated	50,000,000	—	—	—	—

Total	690,000,000	269,495,632	269,389,274	243,484,852	243,272,136

Rights of Common Stock

Voting Rights

        Genzyme General Stock is entitled to one vote per share, which is never adjusted. However, the votes per share of our other series of common stock are adjusted every two years. Specifically, on January 1, 2003 and every second anniversary thereafter, the vote per share to which each series is entitled will be recalculated based on that stock's fair market value divided by the fair market value of a share of Genzyme General Stock, with "fair market value" meaning the average closing price over the 20 consecutive trading days beginning the 30th trading day preceding the January 1st adjustment date. Currently, each series of common stock is entitled the following vote per share:

Series	Vote Per Share
Genzyme General Stock	1.00
Biosurgery Stock	0.28
Molecular Oncology Stock	0.28

Liquidation Units

        If we were to dissolve, liquidate or wind up our affairs, other than as part of a merger, business combination or sale of substantially all of our assets, our stockholders would receive any remaining assets according to the percentage of total liquidation units that they hold. Each series of our common stock is entitled to the following liquidation units:

Series	Units
Genzyme General Stock	100
Biosurgery Stock	100
Molecular Oncology Stock	50

        Although we adjust liquidation units to prevent dilution in the event of some subdivisions, combinations or distributions of common stock, we do not adjust them to reflect changes in the relative market value or performance of the tracked divisions.

GCS-108

Two-for-One Stock Split

        At our annual meeting on May 31, 2001, our shareholders approved an amendment to our charter which increased the total number of authorized shares of Genzyme common stock from 390,000,000 to 690,000,000 and increased the number of such shares designated as Genzyme General Stock from 200,000,000 to 500,000,000. On June 1, 2001, we completed a two-for-one split of Genzyme General Stock by means of a 100% stock dividend paid to holders of Genzyme General Stock of record on May 24, 2001. We distributed a total of 97,183,724 shares of Genzyme General Stock to holders of Genzyme General Stock in connection with the stock split. All share and per share amounts for Genzyme General Stock have been retroactively revised for all periods presented to reflect the two-for-one split.

Stock Offering

        In July 2000, we sold 1,607,400 shares of Molecular Oncology Stock to a limited number of purchasers at a price of $12.91 per share. We received approximately $20.7 million of net proceeds from the offering, which we allocated to Genzyme Molecular Oncology.

Directors' Deferred Compensation Plan

        Each member of our board of directors who is not also one of our employees may defer receipt of all or a portion of the cash compensation payable to him or her as a director and receive either cash or stock in the future. Under this plan, the director may defer his or her compensation until his or her services as a director cease or until another date specified by the director.

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

        Distributions are paid in a lump sum or in annual installments for up to five years. Payments begin the year following a director's termination of service or, subject to certain restrictions, a year elected by the participant. As of December 31, 2001, two of the seven eligible directors was participating in this plan.

        We have reserved the following numbers of shares to cover distributions credited to stock accounts under the plan:

  •
  100,000 shares of Genzyme General Stock;

  •
  63,820 shares of Biosurgery Stock; and

  •
  50,000 shares of Molecular Oncology Stock.

        We had not made any distributions under this plan as of December 31, 2001.

GCS-109

Equity Plans

        At December 31, 2001, we had reserved the following numbers of shares for issuance under our 1990 Equity Incentive Plan, 1997 Equity Incentive Plan, 2001 Equity Incentive Plan, 1998 Director Stock Option Plan and 1999 Employee Stock Purchase Plan:

  •
  27,392,311 shares of Genzyme General Stock;

  •
  9,296,983 shares of Biosurgery Stock; and

  •
  4,041,472 shares of Molecular Oncology Stock.

Stock Options

        The following number of shares are currently authorized and available for grant under our 1990 Equity Incentive Plan, 2001 Equity Incentive Plan and 1997 Equity Incentive Plan:

  •
  1,338,952 shares of Genzyme General Stock;

  •
  2,052,382 shares of Biosurgery Stock; and

  •
  1,045,735 shares of Molecular Oncology Stock.

        The purpose of these three plans is to attract and retain key employees and consultants, provide an incentive for them to achieve long-range performance goals, and enable them to participate in our long-term growth. Under these three plans, we grant stock options with exercise prices not less than fair market value at date of grant. The plans provide for the grant of stock appreciation rights, performance shares, restricted stock and stock units. Each of these instruments has a maximum term of ten years and generally vest over four years. The compensation committee of our board determines the terms and conditions of each award, including who is eligible to receive awards, the form of payment of the exercise price, the number of shares granted and the exercisability date. No incentive stock options may be granted under the 1997 Equity Incentive Plan. After March 15, 2000, no incentive stock options may be granted under the 1990 Equity Incentive Plan. The 2001 Equity Incentive Plan is an amendment and restatement of the 1990 Equity Incentive Plan which was merged into the 2001 Equity Incentive Plan.

        The following number of shares are currently authorized and available for grant under our 1998 Director Stock Option Plan:

  •
  292,800 shares of Genzyme General Stock;

  •
  141,911 shares of Biosurgery Stock; and

  •
  140,176 shares of Molecular Oncology Stock.

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

GCS-110

        The following table depicts activity under our stock option plans:

	Shares Under Option	Weighted Average Exercise Price	Number Exercisable
GENZYME GENERAL STOCK:
Outstanding at December 31, 1998	23,185,460	$12.00	11,158,534
Granted	3,295,438	21.72
Granted — premium price	2,544,752	29.49
Exercised	(5,053,676)	10.32
Forfeited and cancelled	(752,960)	15.11

Outstanding at December 31, 1999	23,219,014	15.56	11,266,106
Granted	7,729,856	23.44
Granted — premium price	202,760	28.23
Exercised	(6,183,902)	13.20
Forfeited and cancelled	(807,018)	21.21

Outstanding at December 31, 2000	24,160,710	18.60	10,723,368
Granted	6,688,060	52.51
Exercised	(4,953,670)	14.66
Forfeited and cancelled	(534,320)	28.38

Outstanding at December 31, 2001	25,360,780	$27.80	11,815,491

BIOSURGERY STOCK:
Outstanding at December 18, 2000	—	$—
Conversion from Surgical Products Stock options	1,794,684	11.02
Conversion from Tissue Repair Stock options	1,258,952	24.28
Assumed from Biomatrix	1,706,639	16.79
Exercised	(717)	5.59
Forfeited and cancelled	(19,640)	23.61

Outstanding at December 31, 2000	4,739,918	16.65	2,444,601
Granted	3,644,850	7.58
Exercised	(119,037)	3.76
Forfeited and cancelled	(1,261,861)	14.23

Outstanding at December 31, 2001	7,003,870	$12.54	3,783,030

GCS-111

MOLECULAR ONCOLOGY STOCK:
Outstanding at December 31, 1998	1,157,785	$6.96	391,044
Granted	286,363	3.46
Granted — premium price	402,615	5.39
Exercised	(362)	3.50
Forfeited and cancelled	(37,291)	6.67

Outstanding at December 31, 1999	1,809,110	6.14	656,648
Granted	603,061	12.65
Granted — premium price	32,167	23.19
Exercised	(211,113)	6.66
Forfeited and cancelled	(82,214)	6.84

Outstanding at December 31, 2000	2,151,011	8.13	834,955
Granted	671,952	14.83
Exercised	(15,934)	5.99
Forfeited and cancelled	(33,010)	15.40

Outstanding at December 31, 2001	2,774,019	$9.68	1,407,425

SURGICAL PRODUCTS STOCK:
Outstanding at June 28, 1999	—	—
Granted	3,050,690	$6.65
Exercised	0	—
Forfeited and cancelled	(60,120)	6.69

Outstanding at December 31, 1999	2,990,570	6.65	563,048
Granted	47,900	10.64
Exercised	(63,194)	6.69
Forfeited and cancelled	(13,751)	7.02	—
Conversion to Biosurgery Stock options	(2,961,525)	6.69

Outstanding at December 31, 2000 and 2001	—

TISSUE REPAIR STOCK:
Outstanding at December 31, 1998	3,397,946	$9.13	1,464,732
Granted	667,120	2.22
Granted — premium price	402,615	7.71
Exercised	(357)	2.09
Forfeited and cancelled	(291,558)	7.49

Outstanding at December 31, 1999	4,175,766	8.02	1,905,031
Granted	47,217	6.41
Exercised	(71,615)	4.47
Forfeited and cancelled	(395,545)	6.76
Conversion to Biosurgery Stock options	(3,755,823)	8.14

Outstanding at December 31, 2000 and 2001	—

GCS-112

        The total exercise proceeds for all options outstanding at December 31, 2001 is:

  •
  $705.0 million for Genzyme General Stock;

  •
  $87.8 million for Biosurgery Stock; and

  •
  $26.8 million for Molecular Oncology Stock.

        The following table contains information regarding the range of option prices as of December 31, 2001:

  GENZYME GENERAL STOCK:

				Exercisable
		Remaining Contractual Life (In Years)
Range Of Exercise Prices	Number Outstanding		Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.21—$13.78	6,338,334	3.92	$10.06	3,996,846	$10.78
13.79—20.59	5,429,498	5.79	16.94	4,474,181	16.32
20.75—29.44	5,830,125	7.73	27.44	1,999,569	27.33
29.50—51.78	2,380,277	9.02	42.40	400,733	40.01
51.96—59.88	5,382,546	9.42	53.55	944,162	53.51

$0.21—59.88	25,360,780	6.84	$27.80	11,815,491	$20.09

  BIOSURGERY STOCK:

				Exercisable
		Remaining Contractual Life (In Years)
Range Of Exercise Prices	Number Outstanding		Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.31—$6.26	1,258,942	8.90	$6.00	353,382	$5.83
6.34—6.69	2,041,293	9.10	6.68	838,266	6.69
6.88—11.00	361,398	6.80	9.31	250,477	9.79
11.04—11.04	1,443,985	7.65	11.04	901,219	11.04
11.33—116.51	1,898,252	6.05	24.93	1,439,686	24.21

$2.31—116.51	7,003,870	7.82	$12.54	3,783,030	$14.52

  MOLECULAR ONCOLOGY STOCK:

				Exercisable
		Remaining Contractual Life (In Years)
Range Of Exercise Prices	Number Outstanding		Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.31—$5.38	579,915	7.18	$4.69	251,550	$4.46
5.75—5.75	10,000	7.10	5.75	3,334	5.75
7.00—7.00	921,134	5.98	7.00	856,116	7.00
7.70—12.73	619,601	8.47	12.26	176,502	12.41
13.69—26.85	643,369	9.34	15.58	119,923	15.35

$2.31—$26.85	2,774,019	7.57	$9.68	1,407,425	$7.93

GCS-113

Employee Stock Purchase Plan

        Our 1999 Employee Stock Purchase Plan is an amendment and replacement of our 1990 Employee Stock Purchase Plan. This plan allows full-time employees to purchase our stock at a discount. The number of shares authorized for purchase under the plan as of December 31, 2001 are:

  •
  989,299 shares of Genzyme General Stock;

  •
  570,600 shares of Biosurgery Stock; and

  •
  500,000 shares of Molecular Oncology Stock.

        We place limitations on the number of shares of each series of stock that can be purchased under the plan in a given year.

        The following table shows the shares purchased by employees under both plans for the past three years:

Shares Purchased	Genzyme General Stock	Biosurgery Stock	Molecular Oncology Stock	Surgical Products Stock	Tissue Repair Stock
1999	626,360	0	126,066	0	208,375
2000	554,980	44,482	133,763	106,222	174,166
2001	547,787	252,681	158,629	0	0
Available for purchase as of December 31, 2001	399,779	98,820	81,542	0	0

Stock Compensation Plans

        We apply APB Opinion No. 25 and related interpretations in accounting for our six stock-based compensation plans: the 1990 Equity Incentive Plan, the 1997 Equity Incentive Plan, the 2001 Equity Incentive Plan, the 1998 Director Stock Option Plan (each of which are stock option plans), the 1990 Employee Stock Purchase Plan and the 1999 Employee Stock Purchase Plan. We do not recognize compensation expense for options granted under the provisions of these plans with fixed terms at an exercise price greater than or equal to fair market value on the date of the grant.

GCS-114

NOTE L. STOCKHOLDERS' EQUITY (Continued)

        The following table sets forth our net income (loss) data as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," based on the fair value at the grant dates of the awards. The resulting compensation expense would be allocated to each division in accordance with our allocation policies:

	2001	2000	1999
	(Amounts in thousands, except per share amounts)
CONSOLIDATED:
Net income (loss):
As reported	$(112,156)	$(62,940)	$70,981
Pro forma	$(177,957)	$(95,666)	$46,382
ALLOCATED TO GENZYME GENERAL STOCK:
Basic net income (loss) per share:
As reported	$0.22	$1.41	$1.80
Pro forma	$(0.04)	$1.12	$1.59
Diluted net income (loss) per share:
As reported	$0.21	$1.35	$1.71
Pro forma	$(0.04)	$1.07	$1.52
ALLOCATED TO BIOSURGERY STOCK:
Basic and diluted loss per share:
As reported	$(3.34)	$(2.40)
Pro forma	$(3.58)	$(2.40)
ALLOCATED TO MOLECULAR ONCOLOGY STOCK:
Basic and diluted loss per share:
As reported	$(1.82)	$(1.60)	$(2.25)
Pro forma	$(2.11)	$(1.80)	$(2.34)
ALLOCATED TO SURGICAL PRODUCTS STOCK:
Basic and diluted loss per share:
As reported		$(3.67)	$(1.38)
Pro forma		$(3.82)	$(1.53)
ALLOCATED TO TISSUE REPAIR STOCK:
Basic and diluted loss per share:
As reported		$(0.69)	$(1.26)
Pro forma		$(0.76)	$(1.40)

GCS-115

        We estimate the fair value of each option grant using the Black-Scholes option-pricing model. In computing these pro forma amounts, we used the following assumptions:

	Risk-Free Interest Rate	Volatility	Dividend Yield	Expected Option Life (In Years)	Average Fair Value
GENZYME GENERAL STOCK:
2001	5.08%	49%	0%	5	$25.66
2000	6.78%	48%	0%	5	$26.62
1999	5.58%	45%	0%	5	$10.16
BIOSURGERY STOCK:
2001	5.08%	70%	0%	5	$4.06
2000	6.78%	58%	0%	5	$6.68
MOLECULAR ONCOLOGY STOCK:
2001	5.08%	99%	0%	5	$11.33
2000	6.78%	94%	0%	5	$9.76
1999	5.58%	70%	0%	5	$2.16
SURGICAL PRODUCTS STOCK:
2000	6.78%	58%	0%	5	$9.95
1999	5.58%	42%	0%	5	$2.99
TISSUE REPAIR STOCK:
2000	6.78%	58%	0%	5	$8.21
1999	5.58%	68%	0%	5	$1.36

Warrants

        Upon our acquisition of GelTex in December 2000, we assumed warrants to purchase GelTex common stock that we converted into warrants to purchase 102,706 shares of Genzyme General Stock for an aggregate purchase price of $1.5 million. A portion of these warrants were exercised or expired in 2001. The remaining warrants expire on March 28, 2002.

        In connection with the execution of a technology license agreement in March 2000, we issued to Sentron Medical, Inc., a warrant to purchase 10,000 shares of Tissue Repair Stock at a price of $7.641 per share. Upon the formation of Genzyme Biosurgery, the warrant converted in accordance with its terms into a warrant to purchase 3,352 shares of Biosurgery Stock at a price of $22.795 per share. The warrant expires in March 2005.

        When we acquired PharmaGenics, Inc. in 1997, we assumed a warrant that expired in 2001. This warrant was exercisable into 9,563 shares of Molecular Oncology Stock at $8.04 per share.

        Upon our acquisition of Novazyme in September 2001, we assumed warrants to purchase Novazyme common stock that we converted into warrants to purchase 3,909 shares of Genzyme General Stock at an exercise price of $13.13 per share, for an aggregate purchase price of $51,325. All of these warrants were exercised in 2001.

GCS-116

        Upon our acquisition of Focal in June 2001, we assumed warrants to purchase Focal common stock that we converted into warrants to purchase 4,203 shares of Genzyme Biosurgery Stock for an aggregate purchase price of $306,055. These warrants expire at various dates through February 2006.

        Warrant activity is summarized below:

	Genzyme General Stock		Genzyme Biosurgery Stock
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding at December 31, 1999	—	—	—	—
Sentron Medical, Inc.	—	—	3,352	$22.80
Assumed from GelTex	102,706	$9.09—$33.50	—	—

Outstanding at December 31, 2000	102,706	$9.09—$35.50	3,352	$22.80
Assumed from Focal	—	—	4,203	$40.18—$77.83
Assumed from Novazyme	3,909	$13.13	—	—
Warrants exercised	(97,023)	—	—	—
Warrants expired	(2,162)	—	—	—

Outstanding at December 31, 2001	7,430	$16.57—$18.94	7,555	$22.80—$77.83

Purchase Rights

        Upon our acquisition of Novazyme, we assumed rights to purchase Novazyme Series B preferred stock that we converted into rights to purchase 66,830 shares of Genzyme General Stock for an aggregate purchase price of $1,216,306. These purchase rights expire 15 days following the filing of our first Investigational New Drug application with the FDA for a treatment for Pompe disease utilizing certain technology acquired from Novazyme.

        Purchase rights activity is summarized below:

	Genzyme General Stock
	Purchase Rights	Exercise Price
Outstanding at December 31, 2000	—	—
Assumed from Novazyme	66,830	$18.20
Rights exercised	(46,001)	$18.20

Outstanding at December 31, 2001	20,829	$18.20

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

  •
  as a stock dividend to the holders of Genzyme General Stock;

GCS-117

  •
  by selling the shares in a public or private sale and allocating all of the proceeds to Genzyme General; and

  •
  when convertible securities are converted, the proceeds of which will be allocated to Genzyme General.

Distribution of Designated Shares

        We will distribute designated shares of Molecular Oncology Stock and Biosurgery Stock each year to holders of Genzyme General Stock if the number of designated shares of a particular series exceeds 10% of the number of shares of that series issued and outstanding as of the following dates:

  •
  November 30th for Molecular Oncology Stock; and

  •
  September 30th for Biosurgery Stock.

We will not distribute an amount of designated shares equal to the sum of:

  •
  the designated shares reserved for issuance upon the exercise or conversion of Genzyme General convertible securities; and

  •
  the number of designated shares our board of directors reserved as of November 30th for Molecular Oncology Stock and September 30th for Biosurgery Stock for sale not later than six months after these dates.

Any proceeds from the sale of designated shares will be allocated to Genzyme General.

GCS-118

        Designated share activity is summarized in the following table:

	Biosurgery Designated Shares	Molecular Oncology Designated Shares	Surgical Products Designated Shares	Tissue Repair Designated Shares
Balance at December 31, 1998	—	1,409,992	—	716,268
Established	—	—	16,000,000	—
Dividend distribution	—	—	(14,835,161)	—
Debenture adjustment	—	278,245	—	—
Increase from interdivision cash allocation	—	—	—	1,633,399
Stock options exercised	—	—	—	(111,614)

Balance at December 31, 1999	—	1,688,237	1,164,839	2,238,053
Increase from interdivision cash allocation	—	676,254	—	1,692,657
Repayment of portion of interdivision cash allocation	—	(364,293)	——
Stock options exercised	(517)	—	—	(97,209)
Conversion to Biosurgery designated shares	—	—	(1,164,839)	(3,833,501)
Conversion from Surgical Products designated shares	705,892	—	—	—
Conversion from Tissue Repair designated shares	1,284,989	—	—	—

Balance at December 31, 2000	1,990,364	2,000,198	—	—

Increase from interdivision cash allocation	1,902,949	333,333
Issuance from conversion of 5 1/4% convertible subordinate notes	(684,955)	(682,449)
Stock options exercised	(10,681)	—

Balance at December 31, 2001	3,197,677	1,651,082

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

        In June 1999, we distributed Surgical Products designated shares to holders of Genzyme General Stock upon creation of Surgical Products Stock.

Interdivisional Financing Arrangements

Genzyme Biosurgery

        Our board of directors has made $25.0 million of Genzyme General's cash available to Genzyme Biosurgery. Under this arrangement, Genzyme Biosurgery is able to draw down funds as needed each quarter in exchange for designated shares based on the fair market value (as defined in our charter) of

GCS-119

Biosurgery Stock at the time of the draw. Genzyme Biosurgery has made the following draws during the past three fiscal years:

  •
  In 1999—none;

  •
  In 2000—two draws aggregating $10.0 million in exchange for a reserve of approximately 1.7 million Tissue Repair designated shares, which shares were converted into approximately 0.6 million Biosurgery designated shares;

  •
  In 2001—$12.0 million in exchange for an additional reserve of approximately 1.9 million Biosurgery designated shares.

        At December 31, 2001, $3.0 million remained available to Genzyme Biosurgery under this arrangement.

Genzyme Molecular Oncology

        Our board of directors has made $30.0 million of Genzyme General's cash available to Genzyme Molecular Oncology. Under this arrangement, Genzyme Molecular Oncology is able to draw down funds as needed each quarter in exchange for designated shares based on the fair market value (as defined in our charter) of Molecular Oncology Stock at the time of the draw. Genzyme Molecular Oncology has made the following draws during the past three fiscal years:

  •
  In 1999—none;

  •
  In 2000—$15.0 million in exchange for a reserve of approximately 0.7 million Molecular Oncology designated shares;

  •
  In 2001—$4.0 million in exchange for an additional reserve of approximately 0.3 million Molecular Oncology designated shares.

        At December 31, 2001, $11.0 million remained available to Genzyme Molecular Oncology under this arrangement.

NOTE M. RESEARCH AND DEVELOPMENT AGREEMENTS

        Our revenues from research and development agreements with related parties include the following:

	2001	2000	1999
	(Amounts in thousands)
Genzyme Transgenics Corporation	$3,279	$509	$1,156
StressGen/Genzyme LLC	—	—	496

	$3,279	$509	$2,012

        We allocate all of our research and development agreements with unconsolidated affiliates to our operating divisions based on the business to which the research relates.

        Genzyme Transgenics Corporation.    Note I, "Investments," contains disclosure regarding our relationship with Genzyme Transgenics.

GCS-120

        Dyax Corporation.    Note I, "Investments," contains disclosure regarding our relationship with Dyax.

Joint Ventures.

        Note I., "Investments," contains disclosure regarding the following joint ventures:

  •
  RenaGel LLC;

  •
  BioMarin/Genzyme LLC;

  •
  Pharming/Genzyme LLC;

  •
  Genzyme/Pharming Alliance LLC;

  •
  Diacrin/Genzyme LLC;

  •
  ATIII LLC; and

  •
  StressGen/Genzyme LLC.

NOTE N. COMMITMENTS AND CONTINGENCIES

        We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 2001 which, if adversely decided, would have a material adverse effect on our results of operations, financial condition, or liquidity.

        As of December 31, 2001, we had approximately $7.7 million of capital commitments related to manufacturing capacity expansion, all of which were allocated to Genzyme General.

GCS-121

NOTE O. INCOME TAXES

        Our income (loss) before income taxes and the related income tax expense (benefit) are as follows for the year ended:

	December 31,
	2001	2000	1999
	(Amounts in thousands)
Domestic	$(138,630)	$(20,791)	$101,548
Foreign	20,287	13,329	16,380

Total	$(118,343)	$(7,462)	$117,928

Currently payable:
Federal	$44,810	$55,469	$41,638
State	3,846	2,982	2,990
Foreign	8,123	3,607	5,733

Total	56,779	$62,058	$50,361

Deferred:
Federal	$(41,416)	$(3,322)	$1,041
State	(2,770)	(182)	(181)
Foreign	(14,613)	(3,076)	(4,274)

Total	(58,799)	(6,580)	(3,414)

(Benefit from) provision for income taxes	$(2,020)	$55,478	$46,947

        Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	2001	2000	1999
Tax provision (benefit) at U.S. statutory rate	(35.0)%	(35.0)%	35.0%
Losses in less than 80% owned subsidiaries with no current tax benefit	—	(45.5)	0.2
State taxes, net	0.9	25.6	1.4
Foreign sales corporation	(8.7)	(105.8)	(4.4)
Nondeductible amortization	13.2	53.9	3.6
Benefit of tax credits	(4.0)	(51.9)	(3.6)
Other	0.9	(23.3)	6.0
Foreign rate differential	0.9	(13.5)	—
Utilization of operating loss carryforwards	(1.8)	—	—
Write-off of non-deductible goodwill	4.4	—	—
Charge for purchased research and development	27.5	939.0	1.6

Effective tax rate	(1.7)%	743.5%	39.8%

GCS-122

NOTE O. INCOME TAXES (Continued)

        The components of net deferred tax assets are described in the following table:

	December 31,
	2001	2000
	(Amounts in thousands)
Deferred tax assets:
Net operating loss carryforwards	$34,211	$35,769
Tax credits	19,448	13,304
Inventory	49,817	37,297
Reserves, accruals and other	37,088	19,649

Gross deferred tax asset	140,564	106,019
Valuation allowance	—	(13,592)

	140,564	92,427
Deferred tax liabilities:
Depreciable assets	(19,371)	(23,297)
Realized and unrealized capital gains	(8,640)	(7,530)
Investments in unconsolidated subsidiaries	—	(4,396)
Deferred gain	(898)	(878)
Intangible amortization	(214,585)	(239,874)

Net deferred tax liability	$(102,930)	$(183,548)

        As of December 31, 2000, we had valuation allowances of $13.6 million against otherwise recognizable deferred tax assets, primarily consisting of capital losses from the purchase of in-process research and development, as the realizability of the assets was not sufficiently assured. As a result of the resolution of several tax audit matters in 2001, we were able to recognize these deferred tax assets and, therefore, released the related valuation allowances. The resolution of these matters resulted in the recognition of $2.2 million of net tax benefits in the second quarter of 2001.

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

        For U.S. income tax purposes, we had net operating loss carryforwards of $97.7 million in 2001 and $105.1 million in 2000. Our net operating loss carryforwards expire between 2007 and 2021. Prior to expiration, our ability to use these carryforwards may be limited under U.S. tax laws, specifically Section 382 of the Internal Revenue Code.

NOTE P. BENEFIT PLANS

        We have a 401(k) plan that covers nearly all of our employees. We also maintain a separate 401(k) plan for the former employees of Deknatel Snowden Pencer, Inc., which we acquired in 1996. These plans permit qualifying employees to make contributions up to a specified percentage of their

GCS-123

compensation, and we match a portion of those contributions. We contributed the following amounts to the 401(k) plans in millions:

	2001	2000	1999
Allocated to Genzyme General	$5.9	$1.5	$3.9
Allocated to Genzyme Biosurgery	2.1	2.6	0.9

	$8.0	$4.1	$4.8

        We also maintain defined-benefit pension plans for qualifying employees of a number of our foreign subsidiaries and qualifying former employees of Deknatel Snowden Pencer. We fund pension costs as they are accrued. Our expense related to these plans was:

	2001	2000	1999
Allocated to Genzyme General	$1.6	$1.0	$1.3
Allocated to Genzyme Biosurgery	0.5	0.6	0.5

	$2.1	$1.6	$1.8

        We do not present actuarial and other disclosures for these plans because we do not consider them to be material.

NOTE Q. SEGMENT INFORMATION

        In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," we present segment information in a manner consistent with the method we use to report this information to our management. Applying SFAS No. 131, we have four reportable segments:

  •
  Therapeutics, which develops, manufactures and distributes human therapeutic products with an expanding focus on products which treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, and other specialty therapeutics. The business derives substantially all of its revenue from sales of Cerezyme enzyme and Renagel phosphate binder;

  •
  Diagnostic products, which provides diagnostic products to niche markets focusing on in vitro diagnostics;

  •
  Genzyme Biosurgery, which develops and markets implantable biotherapeutic products, biomaterials and medical devices to improve or replace surgery, with an emphasis on the orthopaedics and cardiothoracic markets; and

  •
  Genzyme Molecular Oncology, which is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule discovery and protien therapeutic capabilities.

GCS-124

        We have provided information concerning the operations in these reportable segments in the following table:

	December 31,
	2001	2000	1999
	(Amounts in thousands)
Revenues:
Genzyme General:
Therapeutics(1)	$783,736	$600,679	$488,705
Diagnostics products(3)	76,858	61,469	57,971
Other(4)	118,008	89,371	86,409
Eliminations/Adjustments(5)	3,324	964	2,281

Total Genzyme General	981,926	752,483	635,366
Genzyme Biosurgery(6)	235,142	145,214	132,353
Genzyme Molecular Oncology	6,562	5,671	4,619
Eliminations/Adjustments	—	(48)	(50)

Total	$1,223,630	$903,320	$772,288

Depreciation and amortization expense:
Genzyme General:
Therapeutics(1,7)	$75,884	$8,913	$13,069
Diagnostics products(3,7)	7,819	4,940	1,909
Other(4)	7,066	7,226	6,422
Eliminations/Adjustments(5)	27,184	20,127	20,835

Total Genzyme General	117,953	41,206	42,235
Genzyme Biosurgery(6,8)	60,931	11,622	9,367
Genzyme Molecular Oncology	125	5,572	12,057
Eliminations/Adjustments(9)	—	(470)	(1,007)

Total	$179,009	$57,930	$62,652

GCS-125

Equity in net loss of unconsolidated affiliates:
Genzyme General:
Therapeutics(1,10)	$(30,214)	$(42,801)	$(30,094)
Diagnostic products	—	—	—
Other	126	(64)	56
Eliminations/Adjustments(11)	(4,277)	(2,100)	(7,385)

Total Genzyme General	(34,365)	(44,965)	(37,423)
Genzyme Biosurgery	(1,316)	—	(3,403)
Genzyme Molecular Oncology	—	—	(1,870)

Total	$(35,681)	$(44,965)	$(42,696)

Income tax (expense) benefits:
Genzyme General:
Therapeutics(1)	$(17,522)	$(53,046)	$(84,859)
Diagnostics products (3)	1,269	(2,056)	(2,485)
Other (4)	(4,818)	1,006	2,952
Eliminations/Adjustments (5)	(31,595)	(38,543)	(8)

Genzyme General tax provision	(52,666)	(92,639)	(84,400)
Genzyme Biosurgery(6)	—	—	—
Genzyme Molecular Oncology	—	1,214	2,647
Eliminations/Adjustments	54,686	35,947	34,806

Total	$2,020	$(55,478)	$(46,947)

Net income (loss):
Genzyme General:
Therapeutics(1,2,12)	$81,937	$94,065	$133,854
Diagnostic products(3,13)	(1,075)	3,004	3,915
Other(14)	8,383	(1,790)	(4,661)
Eliminations/Adjustments(15)	(85,366)	(9,323)	8,969

Net income for Genzyme General before cumulative effect of change in accounting principle	3,879	85,956	142,077
Cumulative effect of change in accounting principle, net of tax(16)	4,167	—	—

Net income for Genzyme General	8,046	85,956	142,077
Genzyme Biosurgery(6,17)	(145,170)	(162,217)	(78,077)
Genzyme Molecular Oncology	(29,718)	(23,096)	(28,832)
Eliminations/Adjustments(18)	54,686	36,867	35,813

Total	$(112,156)	$(62,490)	$70,981

GCS-126

(1)
In December, 2000 we acquired GelTex and allocated the acquistion to Genzyme General. The results of operations of GelTex are included our Therapeutics segment beginning on December 14, 2000. See Note D., "Acquisitions," above.

(2)
In September 2001, we acquired Novazyme and allocated the acquisition to Genzyme General. The results of operations of Novazyme are included in our Therapeutics business segment beginning on September 26, 2001, the date of acquisition. See Note D., "Acquisitions," above.

(3)
In June 2001, we acquired Wyntek and allocated the acquisition to Genzyme General. The results of operations of Wyntek are included in our Diagnostic products business segment beginning on June 1, 2001, the date of acquisition. See Note D., "Acquisitions," above.

(4)
Other includes amounts attributable to our genetic testing and pharmaceuticals businesses, both of which operate within Genzyme General.

(5)
Eliminations/adjustments consists primarily of amounts related to Genzyme General's research and development and administrative activities that we do not specifically allocate to a particular segment of Genzyme General.

(6)
In June 2001, we acquired Focal and allocated the acquisition to Genzyme Biosurgery. The results of operations of Focal are included in the results of Genzyme Biosurgery from June 30, 2001, the date of acquisition. In December 2000, we acquired Biomatrix and allocated the acquisition to Genzyme Biosurgery. The results of operations of Biomatrix are included in the results of Genzyme Biosurgery beginning on December 19, 2000. See Note D., "Acquisitions," above.

(7)
Includes the amortization of the intangible assets generated from the GelTex acquisition beginning December 2000 and from the acquisition of Wyntek beginning in June 2001. See Note D., "Acquisitions," above.

(8)
Includes the amortization of the intangible assets generated from the acquisition of Biomatrix beginning in December 2000. See Note D., "Acquisitions," above.

(9)
Consists primarily of a difference in amortization due to $2.9 million of additional goodwill associated with the PharmaGenics acquisition allocated to Genzyme Molecular Oncology, as compared to amounts recorded at the consolidated level and other adjustments related to our corporate activities that we do not specifically allocate to a particular segment. The difference in the amortization results from the application of our policy to account for income taxes at the divisional level as if each division was a separate taxpayer.

(10)
In 2000 includes our 50% portion of the losses of RenaGel LLC through December 13, 2000. In connection with the acquisition of GelTex, we acquired GelTex's 50% interest in RenaGel LLC and, as a result, consolidated the activities of the joint venture for the period from December 14, 2000 through December 31, 2000. See Note D., "Acquisitions," above.

(11)
Represents our portion of the net loss of Genzyme Transgenics, an unconsolidated affiliate, which we do not specifically allocate to a particular segment of Genzyme General.

(12)
Therapeutics net income includes charges for IPR&D of:

•
in 2001—$86.8 milllion related to the acquisition of Novazyme;

GCS-127

  •
  in 2000—$118.0 million related to the acquisition of GelTex; and

  •
  in 1999—$5.4 million related to the acquisition of Peptimmune.

  See Note D. "Acquisitions," above.

(13)
Diagnostic products' net loss for 2001 includes an $8.8 million charge for IPR&D related to the acquisition of Wyntek. See Note D., "Acquisitions," above.

(14)
Other income (loss) for Genzyme General for 1999 includes a $7.5 million pre-tax gain on the sale of a product line. See Note C., "Disposition of Assets," above.

(15)
Includes the net income (loss) of Genzyme General's corporate administrative and research and development activities which we do not specifically allocate to a particular segment of Genzyme General including the following (pre-tax):

•
gains on affiliate sale of stock of $0.2 million in 2001, $22.7 million in 2000, and $6.7 million in 1999 recognized in accordance with our policy pertaining to affiliate sales of stock, all of which resulted from the sale of common stock by Genzyme Transgenics, an unconsolidated affiliate;

•
losses on equity investments of $26.0 million in 2001, including a charge of $8.5 million to write-off our investment in Pharming Group N.V., a charge of $11.8 million to write down our investment in Cambridge Antibody Technology plc and a charge of $4.5 million to write down our investment in Targeted Genetics Corporation.

•
net gains on sales of investment in equity securities of $23.2 million in 2000 and $2.0 million in 1999 resulting from sales of a portion of our investment portfolio in each period; and

•
in 2000, net proceeds of $5.1 million received in connection with the settlement of a lawsuit and in 1999, a $14.4 million gain upon receipt of a payment associated with the termination of the agreement to acquire Cell Genesys.

(16)
On January 1, 2001, in connection with the adoption of SFAS No. 133, Genzyme General recorded a cumulative-effect adjustment of $4.2 million, net of tax, to recognize the fair value of certain common stock warrants held on January 1, 2001.

(17)
In 2001 includes a loss of $25.0 million in connection with the sale of the assets of our Snowden Pencer line of surgical instruments. See Note C., "Dispositions," above. In 2000 includes charges for IPR&D of $82.1 million related to the acquisition of Biomatrix. See Note D., "Acquisitions," above.

(18)
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

GCS-128

        We provide information concerning the assets of our reportable segments in the following table:

	December 31,
	2001	2000	1999
	(Amounts in thousands)
Segment Assets:
Genzyme General(1):
Therapeutics(2)	$1,347,494	$1,341,656	$338,960
Diagnostic Products (3)	196,571	89,236	40,266
Other(4)	84,239	77,153	83,088
Eliminations/Adjustments(5)	1,596,950	991,008	937,269

Total Genzyme General	3,225,254	2,499,053	1,399,583
Genzyme Molecular Oncology	42,419	30,752	9,692
Genzyme Biosurgery(6)	704,671	811,600	390,572
Eliminations/Adjustments(7)	(36,599)	(23,305)	(12,565)

Total	$3,935,745	$3,318,100	$1,787,282

(1)
Segment assets for Genzyme General include primarily cash and investments, accounts receivable, inventory and certain fixed and intangible assets.

(2)
Segment assets for Therapeutics for 2000 include $1.1 billion of additional assets resulting from the acquisition of GelTex, including $465.1 million of intangible assets and $449.6 million of goodwill. See Note D., "Acquisitions," above.

(3)
Segment assets for Diagnostic products for 2001 include $71.5 million of assets resulting from the acquisition of Wyntek, including $20.3 million of goodwill and $39.4 million of other intangible assets. See Note D., "Acquisitions," above.

(4)
Other includes amounts attributable to our genetic testing and pharmaceutical businesses, both of which operate within Genzyme General.

(5)
Eliminations/Adjustments for Genzyme General consists of the differences between the total assets for Genzyme General's segments and other category and the total combined assets for Genzyme General. Eliminations/Adjustments for 2001 includes the allocation of net proceeds of $562.1 million from the private placement of $575.0 million in principal of 3% convertible subordinated debentures which was completed in May 2001.

(6)
Segment assets for Genzyme Biosurgery for 2001 include:

•
$25.9 million of additional assets resulting from the acquisition of the Class A and Class B limited partnership interests of GDP, including $8.4 million of goodwill and $17.5 million of other intangible assets; and

•
$19.2 million of additional assets resulting from the acquisition of Focal, including $1.4 million of goodwill and $7.9 million of other intangible assets.

  Segment assets for Genzyme Biosurgery for 2000 include $488.9 million of additional assets resulting from the acquisition of Biomatrix, including $284.9 million of intangible assets, $112.3 million of goodwill and $38.5 million of property, plant and equipment. See Note D., "Acquisitions," above.

(7)
Represents the elimination of inter-divisional balances.

GCS-129

        The amounts in Eliminations/Adjustments for segment assets consist of the following.

	December 31,
	2001	2000	1999
	(Amounts in thousands)
Cash, cash equivalents, and short and long-term investments	$870,662	$339,259	$513,905
Deferred tax assets-current	70,196	46,836	41,195
Intangibles, net	5,143	30,197	33,871
Property, plant and equipment, net	420,684	332,423	172,165
Investment in equity securities	88,686	119,648	94,719
Deferred tax assets, noncurrent	—	—	18,631
Other	104,980	99,340	50,218

Total Eliminations/Adjustments	$1,560,351	$967,703	$924,704

        We operate in the healthcare industry and we manufacture and market our products primarily in the United States and Europe. Our principal manufacturing facilities are located in the United States, United Kingdom, Switzerland and Germany. We purchase products from our subsidiaries in the United Kingdom and Switzerland for sale to customers in the United States. We set transfer prices from our foreign subsidiaries to allow us to produce profit margins commensurate with our sales and marketing effort. Our subsidiary in Ireland is our primary distributor of therapeutic products in Europe. The following table contains certain financial information by geographic area:

	December 31,
	2001	2000	1999
	(Amounts in thousands)
Revenues:
U.S	$799,268	$550,756	$512,304
Europe	306,332	248,487	184,169
Other	118,030	104,077	75,815

Total	$1,223,630	$903,320	$772,288

Long-lived assets:
U.S	$1,467,291	$926,790	$732,771
Other	112,020	50,778	52,540

Total	$1,579,311	$977,568	$785,311

        Our results of operations are highly dependent on sales of Ceredase and Cerezyme enzymes. Sales of these products represented 51% of product revenue in 2001, 66% of product revenue in 2000 and 70% of product revenue in 1999. We sell these products directly to physicians, hospitals and treatment centers as well as through an unaffiliated distributor. Distributor sales represented 33% of Ceredase and Cerezyme enzyme revenues in 2001 and 28% in each of 2000 and 1999. We manufacture Cerezyme at a single manufacturing facility in Allston, Massachusetts. We believe that our credit risk associated with trade receivables is mitigated as a result of the fact that we sell these products to a large number of customers in a number of different industries and over a broad geographic area.

GCS-130

        Although sales of our Gaucher disease therapies continue to increase, the decline as a percentage of total product revenue is a result of the growth in the sales of Renagel phosphate binder. Driven primarily by the accelerating adoption of the product by nephrologists worldwide and the significant progress made with the post-approval clinical development program, sales of Renagel phosphate binder represented approximately 16% of our product revenue in 2001 and approximately 6% of product revenue in 2000. Prior to 2000, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex.

NOTE R. QUARTERLY RESULTS (UNAUDITED)

	1st Quarter 2001	2nd Quarter 2001	3rd Quarter 2001	4th Quarter 2001
	(Amounts in thousands, except per share amounts)
Net revenue	$278,261	$300,641	$319,495	$325,233
Gross profit	184,637	204,680	226,444	228,838
Net income (loss)	3,257	(6,354)	(102,676)	(6,383)
Income (loss) per share:
Allocated to Genzyme General Stock:
Basic	$0.21	$0.18	$(0.37)	$0.21
Diluted	$0.20	$0.17	$(0.37)	$0.20
Allocated to Biosurgery Stock:
Basic and diluted	$(0.84)	$(0.91)	$(0.48)	$(1.11)
Allocated to Molecular Oncology Stock:
Basic and diluted	$(0.39)	$(0.52)	$(0.45)	$(0.46)
	1st Quarter 2000	2nd Quarter 2000	3rd Quarter 2000	4th Quarter 2000
	(Amounts in thousands, except per share amounts)
Net revenue	$208,130	$223,913	$227,359	$243,918
Gross profit	145,277	157,176	150,815	160,551
Net income (loss)	31,818	49,492	34,421	(178,671)
Income (loss) per share:
Allocated to Genzyme General Stock:
Basic	$0.30	$0.42	$0.34	$(0.34)
Diluted	$0.28	$0.39	$0.32	$(0.34)
Allocated to Biosurgery Stock:
Basic and diluted	N/A	N/A	N/A	$(2.40)
Allocated to Molecular Oncology Stock:
Basic and diluted	$(0.37)	$(0.54)	$(0.37)	$(0.33)
Allocated to Surgical Products Stock:
Basic and diluted	$(0.68)	$(0.70)	$(0.93)	$(1.36)
Allocated to Tissue Repair Stock:
Basic and diluted	$(0.17)	$(0.14)	$(0.19)	$(0.18)

GCS-131

REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Stockholders of Genzyme Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Genzyme Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Boston, Massachusetts
February 14, 2002

GCS-132

GENZYME CORPORATION
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

Column A	Column B	Column C		Column D	Column E
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year ended December 31, 2001:
Allowance for doubtful accounts	$20,711,000	$1,766,000	$1,295,000	$9,562,000	$14,210,000
Year ended December 31, 2000:
Allowance for doubtful accounts	$20,285,000	$4,608,000	$3,388,000	$7,570,000	$20,711,000
Year ended December 31, 1999:
Allowance for doubtful accounts	$11,299,000	$12,775,000	$—	$3,789,000	$20,285,000

GCS-133

QuickLinks

FINANCIAL STATEMENTS GENZYME CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF GENZYME CORPORATION AND SUBSIDIARIES' FINANCIAL CONDITION AND RESULTS OF OPERATIONS
GENZYME CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS
GENZYME CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)
GENZYME CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
GENZYME CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
GENZYME CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
GENZYME CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
GENZYME CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Continued)
GENZYME CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Continued)
GENZYME CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS