Form 10-K, Exhibit 13
period 2001-12-31
GENZYME CORP
filed 2002-04-01
CIK 732485

QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 13.2

FINANCIAL STATEMENTS
GENZYME GENERAL
A DIVISION OF GENZYME CORPORATION

Combined Selected Financial Data	GG-2
Management's Discussion and Analysis of Genzyme General's Financial Condition and Results of Operations	GG-7
Combined Statements of Operations—For the Years Ended December 31, 2001, 2000 and 1999	GG-40
Combined Balance Sheets—December 31, 2001 and 2000	GG-41
Combined Statements of Cash Flows—For the Years Ended December 31, 2001, 2000 and 1999	GG-42
Notes to Combined Financial Statements	GG-44
Report of Independent Accountants	GG-79

GENZYME GENERAL
A DIVISION OF GENZYME CORPORATION

COMBINED SELECTED FINANCIAL DATA

        These selected financial data have been derived from the audited combined financial statements of Genzyme General. You should read the following information in conjunction with the audited financial statements and related notes of Genzyme General and Genzyme contained elsewhere in this annual report. These selected financial data may not be indicative of Genzyme General's future financial condition due to the risks and uncertainties described under the caption "Management's Discussion and Analysis of Genzyme General's Financial Condition and Results of Operations—Factors Affecting Future Operating Results" below.

        Genzyme General is our operating division that develops and markets:

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

        A series of our common stock, Genzyme General Division common stock, which we refer to as "Genzyme General Stock," is designed to reflect the value and track the performance of this division. Genzyme General Stock is common stock of Genzyme Corporation, not of Genzyme General; Genzyme General is a division, not a company or legal entity, and therefore does not and cannot issue stock. The chief mechanisms intended to cause Genzyme General Stock to "track" the financial performance of Genzyme General are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

  •
  factors the assets and liabilities and income or losses attributable to Genzyme General into the determination of the amount available to pay dividends on Genzyme General Stock; and

  •
  requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to those corresponding divisions are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of the exchanged stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

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

        In September 2001, we acquired all of the outstanding capital stock of Novazyme Pharmaceuticals, Inc., a privately-held developer of biotherapies for the treatment of lysosomal storage disorders, or LSDs, for an initial payment of approximately 2.6 million shares of Genzyme General Stock valued at $110.6 million. Novazyme shareholders received 0.5714 of a share of Genzyme General Stock for each share of Novazyme common stock they held. We will be obligated to make two additional payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive U.S. marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies. In connection with the merger, we also assumed all of the outstanding options, warrants and rights to purchase Novazyme common stock on an as-converted basis. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Novazyme are included in the combined financial statements of Genzyme General from September 26, 2001, the date of acquisition.

        In June 2001, we acquired all of the outstanding capital stock of privately-held Wyntek Diagnostics, Inc. for $65.0 million in cash. Wyntek is a provider of high quality point of care rapid diagnostic tests for pregnancy and infectious diseases. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Wyntek are included in the combined financial statements of Genzyme General from June 1, 2001, the date of acquisition.

        In December 2000, we acquired GelTex Pharmaceuticals, Inc., a public company engaged in developing therapeutic products based on polymer technology, for an aggregate purchase price of approximately $1.1 billion, of which we paid $515.2 million in cash and issued approximately 15.8 million in shares of Genzyme General Stock valued at $491.2 million. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of GelTex are included in the combined financial statements of Genzyme General from December 14, 2000, the date of acquisition. As part of the acquisition of GelTex, we acquired GelTex's interest in RenaGel LLC, our joint venture with GelTex. The combined financial statements of Genzyme General reflect the consolidation of RenaGel LLC from the date of acquisition of GelTex. Prior to the acquisition of GelTex, we accounted for our investment in RenaGel LLC under the equity method of accounting.

COMBINED STATEMENTS OF OPERATIONS DATA

	For the Years Ended December 31,
	2001	2000	1999	1998	1997
	(Amounts in thousands)
Revenues:
Net product sales	$898,731	$690,027	$571,531	$509,727	$429,092
Net service sales	74,056	61,161	57,223	55,445	55,835
Revenues from research and development contracts:
Related parties	3,279	509	1,516	3,568	8,041
Other	5,860	786	5,096	579	3,400

Total revenues	981,926	752,483	635,366	569,319	496,368

Operating costs and expenses:
Cost of products sold	194,175	162,894	115,125	138,802	146,226
Cost of services sold	43,167	37,879	35,637	34,240	35,451
Selling, general and administrative(1)	295,068	166,462	149,427	126,172	118,616
Research and development (including research and development related to contracts)	187,502	112,792	97,746	73,139	62,905
Amortization of intangibles	74,296	10,928	8,106	7,610	6,887
Purchase of in-process research and development(2)	95,568	118,048	5,436	—	—

Total operating costs and expenses	889,776	609,003	411,477	379,963	370,085

Operating income	92,150	143,480	223,889	189,356	126,283

Other income (expenses):
Equity in net loss of unconsolidated affiliates	(34,365)	(44,965)	(37,423)	(19,739)	(5,782)
Gain on affiliate sale of stock(3)	212	22,689	6,683	2,369	—
Gain (loss) on investments in equity securities(4)	(25,996)	23,173	(3,749)	(6)	—
Minority interest	2,259	4,625	3,674	4,285	—
Gain on sale of product line(5)	—	—	8,018	31,202	—
Other(6)	(2,329)	5,203	14,389	—	(2,000)
Investment income	47,806	38,549	30,881	22,953	9,940
Interest expense	(23,192)	(14,159)	(19,885)	(16,994)	(8,074)

Total other income (expenses)	(35,605)	35,115	2,588	24,070	(5,916)

Income before income taxes	56,545	178,595	226,477	213,426	120,367
Provision for income taxes	(52,666)	(92,639)	(84,400)	(80,374)	(43,725)

Division net income before cumulative effect of change in accounting principle	3,879	85,956	142,077	133,052	76,642
Cumulative effect of change in accounting principle, net of tax (7)	4,167	—	—	—	—

Division net income	$8,046	$85,956	$142,077	$133,052	$76,642

COMBINED BALANCE SHEET DATA

	December 31,
	2001	2000	1999	1998	1997
	(Amounts in thousands)
Cash and investments	$1,041,500	$531,326	$513,905	$556,097	$192,222
Working capital	478,191	438,733	487,561	381,685	273,697
Total assets	3,225,254	2,499,053	1,399,583	1,410,391	960,490
Long-term debt, capital lease obligations and convertible debt(8)	606,926	455,684	272,702	357,214	118,713
Division equity	2,280,352	1,750,280	1,007,614	939,967	745,895

1)
Selling, general and administrative expenses for 2001 includes $27.0 million of charges resulting from Pharming Group, N.V.'s decision to file for and operate under a court supervised receivership.

2)
Charges for in-process research and development were incurred in connection with the following acquisitions:

•
2001—$86.8 million from the acquisition of Novazyme and $8.8 million from the acquisition of Wyntek;

•
2000—$118.0 million from the acquisition of GelTex; and

•
1999—$5.4 million from the acquisition of Peptimmune, Inc.

3)
During 2000, in accordance with our policy pertaining to affiliate sales of stock, we recorded gains of $22.7 million relating to public offerings of common stock by our unconsolidated affiliate, Genzyme Trangenics Corporation. In 2001, 1999 and 1998, our gain on affiliate sale of stock represents the gain on our investment in Genzyme Transgenics as a result of Genzyme Transgenics' various issuances of additional shares of its common stock.

4)
Gain (loss) on investments in equity securities for 2001 includes a charge of $8.5 million to write off our investment in Pharming Group, N.V., a charge of $11.8 million to write down our investment in Cambridge Antibody Technology Group plc and a $4.5 million charge to write down our investment in Targeted Genetics Corporation. We wrote down these investments because we considered the decline in the fair value to be other than temporary. In 2000, we recorded gains of $16.4 million upon the sale of a portion of our investment in Genzyme Transgenics common stock and $7.6 million relating to our investment in Celtrix Pharmaceuticals, Inc. when it was acquired in a stock-for-stock transaction.

5)
Gain on sale of product line in 1999 includes $7.5 million for the payment of a note receivable that we received as partial consideration for the sale of Genetic Design, Inc. to Laboratory Corporation of America in 1996, and $0.5 million relating to the sale of our immunochemistry business assets to an operating unit of Sybron Laboratory Products Corp. Gain on sale of product line of $31.2 million in 1998 relates to the sale of our research products business assets to Techne.

6)
Other income in 2000 includes a $5.1 million payment received in connection with the settlement of a lawsuit. Other income in 1999 includes the receipt of a $14.4 million payment associated with the termination of our agreement to acquire Cell Genesys, Inc., net of acquisition related expenses.

7)
On January 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. In accordance with the transition provisions of SFAS No. 133, Genzyme General recorded a cumulative-effect adjustment of $4.2 million, net of tax, in its combined statement of operations to record the fair value of certain warrants held on January 1, 2001.

8)
Long-term debt, capital lease obligations and convertible debt: at December 31, 2001 consists primarily of $575.0 million in principal of our 3% convertible subordinated debentures due May 2021 and a $25.0 million capital lease obligation; at December 31, 2000 consists primarily of $250.0 million in principal of our 5 1/4% convertible subordinated notes, $150.0 million of debt drawn under our revolving credit facility, and a $25.0 million capital lease obligation; at December 31, 1999 and 1998 consists primarily of $250.0 million in principal of 5 1/4% convertible subordinated notes; and at December 31, 1997 consists primarily of $100.0 million outstanding under a revolving credit facility.

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

        Genzyme General, develops and markets:

  •
  therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, or LSDs, and other specialty therapeutics;

  •
  diagnostic products, with a focus on in vitro diagnostics; and

  •
  other products and services, such as genetic testing services and pharmaceutical drug materials.

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

        Genzyme General Division common stock, which we refer to as "Genzyme General Stock," is a series of our common stock that is designed to reflect the value and track the performance of Genzyme General. The chief mechanisms intended to cause Genzyme General Stock to "track" the financial performance of Genzyme General are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

  •
  factors the assets and liabilities and income or losses attributable to Genzyme General into the determination of the amount available to pay dividends on Genzyme General Stock; and

  •
  requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock or Molecular Oncology Stock of all or substantially all of the assets allocated to those corresponding divisions are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of the exchanged stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

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

        In June 1999, we established Genzyme Surgical Products as a separate division of Genzyme. Genzyme General transferred $150.0 million in cash, cash equivalents and investments, and certain other assets, to Genzyme Surgical Products in connection with the creation of Genzyme Surgical Products. The business of Genzyme Surgical Products previously operated as a business unit of Genzyme General. The combined financial statements of Genzyme General reflect the financial position, results of operations and cash flows allocated to Genzyme General as if the operations of Genzyme Surgical Products had been separately accounted for as its own division of the corporation for all periods presented. By excluding Genzyme Surgical Products' results of operations, and therefore its operating losses, from Genzyme General's results, the net income of Genzyme General increased for all periods presented. Genzyme General's tax provision also increased because the tax benefits associated with Genzyme Surgical Products losses are not reflected in Genzyme General's tax provision. Although such benefits are allocated to Genzyme General Stock in the determination of Genzyme's earnings allocations, those benefits do not enter into the determination of Genzyme General's tax provision under generally accepted accounting principles.

        The impact on Genzyme General's net income of the exclusion of Genzyme Surgical Products' results of operations, through June 1999, were as follows (in thousands):

1999
Genzyme Surgical Products net loss	$48,037
Tax benefit	(16,128)

Increase in Genzyme General's net income	$31,909

        This increase represented 22% of Genzyme General's net income for the year ended December 31, 1999.

        In December 2000, we acquired Biomatrix for an aggregate purchase price of $426.2 million. Immediately prior to the acquisition, we combined two of our operating divisions, Genzyme Surgical Products and Genzyme Tissue Repair, to form a new division called Genzyme Biosurgery. We allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery. Concurrent with the completion of our acquisition of Biomatrix, we amended our charter to create Biosurgery Stock and to eliminate Surgical Products Division common stock and Genzyme Tissue Repair Division common stock. The combination reduces the segregation of assets among our divisions and reduces the number of series of our common stock outstanding. Following the acquisition, the tax benefits generated by Genzyme Biosurgery are being allocated to Genzyme General Stock pursuant to our management and accounting policies.

Acquisitions

        In September 2001, we acquired all of the outstanding capital stock of Novazyme for an initial payment of approximately 2.6 million shares of Genzyme General Stock valued at $110.6 million. Novazyme shareholders received 0.5714 of a share of Genzyme General Stock for each share of Novazyme common stock they held. We will be obligated to make two additional payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive U.S. marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies. In connection with the merger, we also assumed all of the outstanding options, warrants and rights to purchase Novazyme common stock on an as-converted basis. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Novazyme are included in the combined financial statements of Genzyme General from September 26, 2001, the date of acquisition.

        In June 2001, we acquired all of the outstanding capital stock of privately-held Wyntek for $65.0 million in cash. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Wyntek are included in the combined financial statements of Genzyme General from June 1, 2001, the date of acquisition.

        In December 2000, we acquired GelTex for an aggregate purchase price of approximately $1.1 billion, of which we paid $515.2 million in cash and issued approximately 15.8 million in shares of Genzyme General Stock valued at $491.2 million. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of GelTex are included in the combined financial statements of Genzyme General from December 14, 2000, the date of acquisition. As part of the acquisition of GelTex, we acquired GelTex's interest in RenaGel LLC, our joint venture with GelTex. The combined financial statements of Genzyme General reflect the consolidation of RenaGel LLC from the date of acquisition of GelTex. Prior to the acquisition of GelTex, we accounted for our investment in RenaGel LLC under the equity method of accounting.

CRITICAL ACCOUNTING POLICIES

        The preparation of the combined financial statements of Genzyme General under generally accepted accounting principles requires us to make certain estimates and judgments that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in these financial statements. Our actual results could differ from these estimates under different assumptions and conditions.

        We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our combined financial statements:

  •
  Policies Relating to Tracking Stocks;

  •
  Revenue Recognition;

  •
  Inventories;

  •
  Long-Lived Assets;

  •
  Asset Impairments; and

  •
  Marketable Securities Impairments

Policies Relating to Tracking Stocks

Allocation of Revenue, Expenses, Assets, and Liabilities

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

  •
  proportionate usage—costs incurred which benefit more than one division are allocated based on management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or

  •
  board directed—programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. The board also allocates long-term debt and strategic investments.

        Any future changes that our board of directors may make to the methods for allocating revenue, expenses, assets, and liabilities among our divisions could materially change the results of operations or the financial condition of Genzyme General.

Income Tax Allocation Policy

        If at the end of any fiscal quarter, a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Genzyme Biosurgery and Genzyme Molecular Oncology have not yet generated taxable income, and thus have not had the ability to use any projected annual tax benefits. Genzyme General has generated taxable income, providing it with the ability to utilize the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology. Consistent with our policy, we have allocated the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology to Genzyme General without any compensating payments or allocations to Genzyme Biosurgery or Genzyme Molecular Oncology.

        We anticipate that the losses of Genzyme Biosurgery and Genzyme Molecular Oncology will decline in the future. As these losses decline, the tax benefits allocated from these divisions to Genzyme General will also decline. In addition, if our board of directors decided to change our tax allocation policy, it could reduce the tax benefits allocated to any division that is profitable at the time the change becomes effective, and reduce the earnings allocated to the associated series of tracking stock. Currently, Genzyme General is our only profitable division.

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

Revenue Recognition

        Genzyme General recognizes revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, and title and risk of loss have passed to the customer. Genzyme General recognizes revenue from service sales when we have finished providing the service. Genzyme General recognizes revenue from research and development contracts over the term of the applicable contract and as we incur costs related to that contract. Genzyme General recognizes non-refundable up-front license fees over the related performance period or at the time it has no remaining performance obligations.

        Genzyme General receives royalties related to the manufacture, sale or use of its products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, Genzyme General recognizes revenue based on estimates of royalties earned during the applicable period and adjusts for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, Genzyme General recognizes revenue upon receipt of royalty statements from the licensee.

        The timing of product shipments and receipts can have a significant impact the amount of revenue recognized in a period. Also, some of Genzyme General's products are sold through distributors. Revenue could be adversely affected if distributor inventories increased to an excessive level. If this were to happen Genzyme General could experience reduced purchases in subsequent periods, or product returns from the distribution channel due to overstocking, low end-user demand, or expiration. Genzyme General has invested in significant resources to track channel inventories in order to prevent distributor inventories from increasing to excessive levels.

        The risks and uncertainties regarding future revenue include Genzyme General's ability to manufacture sufficient amounts of our products. For example, we are currently dependent on third party manufacturers for the majority of the production of the raw material used in the production of Renagel phosphate binder as well as the tableting and capsulating process for Renagel finished goods. At the same time Genzyme General is rapidly expanding our worldwide manufacturing infrastructure in order to meet the projected demand for Renagel phosphate binder and all other products that are currently in Genzyme General's pipeline.

        Genzyme General records allowances for product returns, and for any applicable third party contractual allowances, rebates, or discounts. These allowances are recorded as reductions of revenue. These allowances require Genzyme General to make significant judgments and estimates, which could require adjustments in the future. Such adjustments could have a material effect on Genzyme General's reported revenues.

        Genzyme General does not recognize revenue unless collectibility is reasonably assured. Genzyme General maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Genzyme General's customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

Inventories

        Genzyme General values inventories at cost or, if lower, fair value. It determines cost using the first-in, first-out method. Genzyme General analyzes inventory levels quarterly and writes down inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value, and inventory in excess of expected requirements. Inventory with a life in excess of its shelf life is disposed of and the related costs are written off. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

        Genzyme General capitalizes inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would result in the write-off of the inventory and a charge to earnings.

Long-Lived Assets

        In the ordinary course of our business, Genzyme General incurs substantial costs to purchase and construct property, plant and equipment. The treatment of costs to purchase or construct these assets depends on the nature of the costs and the stage of construction. Costs incurred in the initial design and evaluation phase, such as the cost of performing feasibility studies and evaluating alternatives, are charged to expense. Qualifying costs incurred in the committed project planning and design phase, and in the construction and installation phase, are capitalized as part of the cost of the asset. Genzyme General stops capitalizing costs when an asset is substantially complete and ready for its intended use. Determining the appropriate period during which to capitalize costs, and assessing whether particular costs qualify for capitalization, requires Genzyme General to make significant judgments. These judgments can have a material impact on its reported results.

        For products Genzyme General expects to be commercialized, it capitalizes the cost of validating new equipment for the underlying manufacturing process. Genzyme General begins capitalization when it considers the product to have demonstrated technological feasibility, and ends capitalization when the asset is substantially complete and ready for its intended use. Costs capitalized include incremental labor and direct material, and incremental fixed overhead and interest. Determining whether to capitalize validation costs requires judgment, and can have a significant impact on Genzyme General's reported results. Also, if Genzyme General were unable able to successfully validate the manufacturing process for any future product, it would have to write-off to current operating expense any validation costs that had been capitalized during the unsuccessful validation process. To date, all of Genzyme General's manufacturing process validation efforts have been successful.

        Genzyme General generally depreciates plant and equipment using the straight-line method over its estimated economic life, which ranges from 3 to 10 years. Determining the economic lives of plant and equipment requires it to make significant judgments that can materially impact Genzyme General's operating results. For certain specialized manufacturing plant and equipment, Genzyme General uses the units-of-production depreciation method. The units-of-production method requires Genzyme General to make significant judgments and estimates, including estimates of the number of units that will be produced using the assets. There can be no assurance that Genzyme General's estimates are accurate. If Genzyme General's estimates require adjustment, it could have a material impact on its reported results.

        In accounting for acquisitions, Genzyme General allocates the purchase price to the fair value of the acquired tangible and intangible assets, including acquired in-process research and development (IPR&D). This requires Genzyme General to make several significant judgments and estimates. For example, it generally estimates the value of acquired intangible assets and IPR&D using a discounted cash flow model, which requires it to make assumptions and estimates about, among other things:

  •
  the time and investment that will be required to develop products and technologies;

  •
  the ability to develop and commercialize products before its competitors develop and commercialize products for the same indications;

  •
  revenues that will be derived from the products;

  •
  appropriate discount rates to use in the analysis.

        Use of different estimates and judgments could yield materially different results in this analysis, and could result in materially different asset values and IPR&D charges.

        As of December 31, 2001, there were approximately $981.5 million of intangible assets on Genzyme General's balance sheet. Genzyme General amortizes acquired intangible assets using the straight-line method over their estimated economic lives, which range from 1.5 to 40 years. Determining the economic lives of acquired intangible assets requires Genzyme General to make significant judgment and estimates, and can materially impact its operating results.

Asset Impairments

        Genzyme General periodically evaluates long-lived assets for potential impairment under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." Genzyme General performs these evaluations whenever events or changes in circumstance suggest that the carrying value of an asset or group of assets is not recoverable. Indicators of potential impairment include:

  •
  a significant change in the manner in which an asset is used;

  •
  a significant decrease in the market value of an asset;

  •
  a significant adverse change in its business or its industry; and

  •
  a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the asset.

        If it believes an indicator of potential impairment exists, it tests to determine whether the impairment recognition criterion of SFAS No. 121 has been met. In evaluating long-lived assets for potential impairment, Genzyme General makes several significant estimates and judgments, including:

  •
  determining the appropriate grouping of assets at the lowest level for which cash flows are available,

  •
  estimating future cash flows associated with the asset or group of assets; and

  •
  determining an appropriate discount rate to use in the analysis.

Use of different estimates and judgments could yield significantly different results in this analysis, and could result in materially different asset impairment charges.

        Effective January 1, 2002, Genzyme General adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of goodwill's impairment and that other intangible assets be amortized over their useful lives. Unlike SFAS No. 121, goodwill impairment tests performed under SFAS No. 142 do not involve an initial test comparing the projected undiscounted cash flows to the carrying amount of the goodwill. Instead, SFAS No. 142 requires that goodwill be tested using a two-step process. The first step compares the fair value of the reporting unit with the unit's carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, the unit's goodwill may be impaired, and the second step must be completed to measure the amount of the goodwill impairment charge, if any. In the second step, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount is greater than the implied fair value, the carrying value of the goodwill must be written down to its implied fair value.

        Genzyme General will perform transitional impairment tests under SFAS No. 142 in 2002 for the $558.6 million of goodwill recorded as of December 31, 2001. For all of its acquisitions, various analysis, assumptions, and estimates were made at the time of acquisition specifically regarding product development, market conditions, and cash flows that were used to determine the valuation of goodwill and intangibles. The possibility exists that those estimates could prove to be inaccurate, which could result in an impairment of goodwill. Also, because the goodwill impairment test required by SFAS No. 142 is different than the test Genzyme General had been required to perform under SFAS No. 121, transitional impairment tests performed under SFAS No. 142 may yield different results than previous tests performed under SFAS No. 121. This charge would be recorded as an expense to the income statement at the time of impairment.

Marketable Securities Impairments

        Genzyme General invests in marketable securities as part of its strategy to align itself with technologies and companies that fit with its future strategic direction. Most often Genzyme General will collaborate on scientific programs and research with the issuer of the marketable securities. On a quarterly basis Genzyme General reviews the fair market value of these marketable securities in comparison to historical cost.

        If the fair market value of a marketable security is less than its carrying value, Genzyme General considers all available evidence in assessing when and if the value of the investment can be expected to recover to at least its historical cost. This evidence would include:

  •
  continued positive progress in the issuer's scientific programs;

  •
  ongoing activity in its collaborations with the issuer;

  •
  a lack of any other substantial company-specific adverse events causing declines in value; and

  •
  overall financial condition and liquidity of the issuer of the securities.

        If this review indicates that the decline in value is "other than temporary," Genzyme General would write-down its investment to the then current market value and record an impairment charge to its statement of operations. The determination of whether an unrealized loss is "other than temporary" requires significant judgment, and can have a material impact on its reported results.

Results of Operations

        The following discussion summarizes the key factors management believes are necessary for an understanding of Genzyme General's financial statements.

REVENUES

	2001	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Product revenue	$898,731	$690,027	$571,531	30%	21%
Service revenue	74,056	61,161	57,223	21%	7%

Total product and service revenue	972,787	751,188	628,754	29%	19%

Research and development revenue	9,139	1,295	6,612	606%	(80)%

Total revenues	$981,926	$752,483	$635,366	30%	18%

Product and Service Revenue

        The following table describes Genzyme General's product and service revenue on a segment basis:

	2001	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Product revenue:
Therapeutics:
Cerezyme/Ceredase enzymes	$569,887	$536,868	$478,538	6%	12%
Renagel phosphate binder	176,921	47,891	—	269%	N/A
Other therapeutic products	25,489	15,578	10,167	64%	53%

Total Therapeutics	772,297	600,337	488,705	29%	23%

Diagnostic Products	76,858	61,469	57,971	25%	6%
Other	49,576	28,221	24,855	76%	14%

Total product revenue	898,731	690,027	571,531	30%	21%

Service revenue:
Other	74,056	61,161	57,223	21%	7%

Total product and service revenue	$972,787	$751,188	$628,754	29%	19%

2001 As Compared to 2000

Therapeutics

        The increase in Genzyme General's product revenue for the year ended December 31, 2001 as compared to December 31, 2000 was primarily due to increased sales of Renagel phosphate binder,

which is used to reduce serum phosphorus levels in patients with end-stage renal disease on dialysis, and continued growth in sales of Cerezyme enzyme for the treatment of Type I Gaucher disease. Genzyme General began recording revenues from Renagel phosphate binder during the second quarter of 2000 under an amended distribution arrangement with GelTex, which we acquired in December 2000. Prior to this amendment, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex, and were $8.0 million for the three month period ended March 31, 2000.

        Sales of Renagel phosphate binder for the year ended December 31, 2001 as compared to December 31, 2000 include sales of capsules and the 800 mg tablet formulation. Genzyme General launched the tablet formulation in the United States during the third quarter of 2000. In the first quarter of 2001, the higher-than-anticipated demand for the 800 mg tablet formulation and certain production constraints resulted in a temporary shortage of this dosage form of Renagel phosphate binder. Patients taking the 800 mg tablets were shifted to an equivalent dose of 400 mg Renagel tablets or 403 mg Renagel capsules while Genzyme General built an inventory of 800 mg tablets to support our re-launch of this dosage form in June 2001. Despite the temporary shortage of the 800 mg tablet formulation, sales of Renagel phosphate binder increased significantly in the year ended December 31, 2001 in comparison to the same period of 2000 due to accelerating adoption of the product by nephrologists, as evidenced by significant increases in both renewal prescriptions and new prescriptions. To support the increased demand for Renagel phosphate binder, we are in the process of expanding our manufacturing capacity in both Ireland and the United Kingdom. Renagel is sold primarily through a wholesale distribution channel. It is important for us to manage wholesaler inventory levels. Excess wholesaler inventory levels could lead to product returns due to overstocking, low end-user demand, or expiration. Our objective is to manage wholesale inventory levels to 4-6 weeks by the end of 2002.

        The steady growth in sales of Cerezyme enzyme for the year ended December 31, 2001 as compared to December 31, 2000 was primarily attributable to Genzyme General's continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure that has continued to increase international sales of this product. Additionally, Genzyme General continues to market Ceredase enzyme for the treatment of Gaucher disease, although we have successfully converted virtually all Gaucher disease patients to a treatment regimen using Cerezyme enzyme.

        Genzyme General's results of operations are highly dependent on sales of Cerezyme enzyme and a reduction in revenue from sales of this product would adversely affect its results of operations. Revenue from Cerezyme enzyme would be impacted negatively if competitors developed alternative treatments for Gaucher disease and the alternative products gained commercial acceptance. Genzyme General is aware of companies that have initiated efforts to develop competitive products. Oxford Glycosciences plc, for example, is developing Vevesca (OGT 918), a small molecule drug candidate for the treatment of Gaucher disease. OGT 918 has been granted orphan drug status in the United States for treatment in Gaucher and Fabry diseases, and has been designated as an orphan medicinal product in the European Union for the treatment of Gaucher disease. In 2001, Oxford Glycosciences submitted a Marketing Authorisation Application (MAA) to the European Agency for the Evaluation of Medicinal Products (EMEA), as well as a new drug application (NDA) to the FDA for OGT 918 for the oral treatment of type 1 Gaucher disease. Although orphan drug status for Cerezyme enzyme, which provided us with exclusive marketing rights for Cerezyme enzyme in the United States, expired in May 2001, we continue to have patents protecting our method of manufacturing Cerezyme enzyme until 2010 and the composition of Cerezyme enzyme as made by that process until 2013. The expiration of market exclusivity and orphan drug status in May 2001 will likely subject Cerezyme enzyme to increased competition, which may decrease the amount of revenue we receive from this product or the growth of that revenue.

        The following table provides information regarding the change in sales of Genzyme General's Gaucher disease therapies as a percentage of Genzyme General's total product revenue during the periods presented:

	2001	2000	01/00 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Sales of Cerezyme/Ceredase enzymes	$569,887	$536,868	6%
% of total product revenue	63%	78%

        Although sales of Genzyme General's Gaucher disease therapies continue to increase, the decline as a percentage of total product revenue is a trend we expect will continue in the future. Genzyme General expects that growth in the sales of Renagel phosphate binder will continue to increase, driven primarily by the accelerating adoption of the product by neprologists worldwide. The continued growth in sales of Renagel phosphate binder will be dependent on several factors, including:

  •
  our ability to successfully expand manufacturing capacity;

  •
  our ability to manufacture sufficient quantities to meet demand; and

  •
  acceptance by the medical community of Renagel phosphate binder as the preferred treatment for elevated serum phosphorus levels in dialysis patients.

        The following table provides information regarding the change in sales of Renagel phosphate binder as a percentage of Genzyme General's total product revenue during the periods presented:

	2001	2000	01/00 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Sales of Renagel phosphate binder	$176,921	$47,891	269%
% of total product revenue	20%	7%

        Other therapeutics revenue for each period includes sales of Thyrogen hormone, which is an adjunctive diagnostic tool for well-differentiated thyroid cancer. Revenue for Thyrogen hormone increased 36% for the year ended December 31, 2001 as compared to December 31, 2000 due primarily to increased market penetration. Additionally, Thyrogen hormone was launched in Europe during the fourth quarter of 2001 as a result of a positive opinion rendered in September 2001 by the Committee for Proprietary Medicinal Products of the European Medicines Evaluation Agency, which was necessary for commercial introduction of the product. Other therapeutics revenue also increased due to increased sales of Fabrazyme enzyme in Europe.

Diagnostic Products

        The increase in diagnostic products revenue for the year ended December 31, 2001 as compared to December 31, 2000 was due primarily to increased sales of infectious disease testing products and HDL and LDL cholesterol testing products. Also contributing to the increase for the year ending December 31, 2001 as compared to December 31, 2000 was the addition of sales of point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our June 2001 acquisition of Wyntek, which we acquired in June 2001. Diagnostic products revenue also included royalties on product sales by Techne Corporation's biotechnology group.

Other Product and Service Revenue

        The increases in other product revenue for the year ended December 31, 2001 as compared to December 31, 2000 was primarily attributable to increased sales of lipids and peptides for drug discovery. The increase in service revenue for the year ended December 31, 2001 as compared to December 31, 2000 was primarily attributable to increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu in oncology.

2000 As Compared to 1999

Therapeutics

        The increase in Genzyme General's product revenue for the year ended December 31, 2000 as compared to December 31, 1999, was primarily due to increased sales of Cerezyme enzyme attributable to Genzyme General's continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure, and increased sales of Renagel phosphate binder, attributable to the accelerated adoption by nephrologists.

        The following table provides information regarding the change in sales of Genzyme General's Gaucher disease therapies as a percentage of Genzyme General's total product revenue during the periods presented:

	2000	1999	00/99 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Sales of Cerezyme/Ceredase enzymes	$536,868	$478,538	12%
% of total product revenue	78%	84%

        Although sales of Genzyme General's Gaucher disease therapies continued to increase, the decline as a percentage of total product revenue was the result of growth in the sales of Renagel phosphate binder. Growth in sales of Renagel phosphate binder for the year ended December 31, 2000 as compared to December 31, 1999 was driven primarily by the accelerated adoption of the product by neprologists worldwide.

        The following table provides information regarding the change in sales of Renagel phosphate binder as a percentage of Genzyme General's total product revenue during the periods presented:

	2000	1999	00/99 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Sales of Renagel phosphate binder	$47,891	—	N/A
% of total product revenue	7%	N/A

        Other therapeutics revenue for the year ending December 31, 2000 compared to December 31, 1999 includes sales of Thyrogen hormone. Revenue for Thyrogen hormone increased 65% for the year ended December 31, 2000 as compared to December 31, 1999, due primarily to increased market penetration.

Diagnostic Products

        The increase in diagnostic products revenue for the year ended December 31, 2000 as compared to December 31, 1999 was due primarily to increased sales of infectious disease testing products and HDL and LDL cholesterol testing products. Diagnostic product revenue also includes royalties on product sales by Techne Corporation's biotechnology group.

Other Product and Service Revenue

        The increases in other revenue for the year ended December 31, 2000 as compared to December 31, 1999 was primarily attributable to increased sales of lipids and peptides for drug discovery. The increase in service revenue for the year ending December 31, 2000 as compared to December 31, 1999 was due to increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu in oncology.

International Product and Service Revenue

        A substantial portion of Genzyme General's revenue was generated outside of the United States. Most of these revenues were attributable to sales of Cerezyme enzyme. The following table provides information regarding the change in international product and service sales as a percentage of total product and service revenue during the periods presented:

	2001	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
International product and service revenue	$377,185	$316,482	$273,851	19%	16%
% of total product and service revenue	39%	42%	44%

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

        Genzyme General began recording revenues from Renagel phosphate binder during the second quarter of 2000 under an amended distribution arrangement with GelTex, which we acquired in December 2000. Prior to this amendment, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex. International sales of Renagel phosphate binder increased 66% to $20.1 million in the year ended December 31, 2001 as compared to $6.9 million in the year ended December 31, 2000. The increase is attributable to:

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

        For the year ended December 31, 2000 Genzyme General recorded $6.9 million in sales of Renagel phosphate binder internationally. We did not record revenues for this product in 1999. The addition of Renagel phosphate binder to the international mix was driven primarily by the accelerating adoption of the product by nephrologists worldwide and the significant progress made with the post-approval clinical development program.

        International product and service revenue as a percent of total product and service revenue decreased slightly in year ended December 31, 2000 as compared to December 31, 1999 due primarily to sales of Renagel phosphate binder in the United States.

MARGINS

	2001	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Product margin	$704,556	$527,133	$456,406	34%	15%
% of total product revenue	78%	76%	80%
Service margin	$30,889	$23,282	$21,586	33%	8%
% of total service revenue	42%	38%	38%
Total gross margin	$735,445	$550,415	$477,992	34%	15%
% of total product and service revenue	76%	73%	76%

        Genzyme General provides a broad range of healthcare products and services. As a result, Genzyme General's gross margin varies significantly based on the category of product or service. Sales of therapeutic products, including Cerezyme enzyme, typically result in higher margins than sales of diagnostic products.

2001 As Compared to 2000

Product Margin

        Product margin for the year ended December 31, 2001 as compared to December 31, 2000 increased primarily as a result of increased sales of Renagel phosphate binder and Cerezyme enzyme. The increase for the year ended December 31, 2001 was partially offset by charges to cost of products sold in 2001 of $8.2 million relating to the increased basis of the inventory obtained in connection with our acquisition of GelTex in December 2000.

        The increase in product margin as a percentage of product revenue for the year ended December 31, 2001 as compared to December 31, 2000 was attributable to a 30% increase in product revenue, driven primarily by increased sales of Cerezyme enzyme, Renagel phosphate binder and sales of point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our acquisition of Wyntek, partially offset by a 19% increase in the cost of products sold for the same period. We expect that in the future Genzyme General's product margin as a percentage of product revenue will trend slightly lower, primarily due to the lower margins normally attributable to Renagel phosphate binder, our building of additional manufacturing capacity in both the United Kingdom and Ireland, and a product mix shift as sales of diagnostics products and services continue to increase.

Service Margin

        Service margin for the year ended December 31, 2001 as compared to December 31, 2000 continued to increase, both in absolute numbers and as a percentage of total service revenue, primarily as a result of increased sales of our DNA and cancer testing services. The increase in service margin as a percentage of service revenue for the year ended December 31, 2001 as compared to December 31, 2000 was attributable to a 21% increase in service revenue, driven primarily by increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu in oncology, partially offset by a 14% increase in the cost of services sold for the same period.

2000 As Compared to 1999

Product Margin

        Product margin for the year ended December 31, 2000 as compared to December 31, 1999 increased primarily as a result of increased sales of Cerezyme enzyme and Renagel phosphate binder.

The increase for the year ended December 31, 2000 included a $1.5 million credit to cost of products sold as a result of a reduction in a royalty liability to a collaborator. This credit was taken when it became apparent that, based on the contractual terms and timing of certain events, we would not be required to pay that portion of the royalty obligation.

        The decrease in product margin as a percentage of product revenue for the year ended December 31, 2000 as compared to the year ended December 31, 1999 was attributable to an 21% increase in product revenue, driven primarily by increased sales of both Cerezyme enzyme and Renagel phosphate binder, offset by a 42% increase in the cost of products sold for the same period.

Service Margin

        Service margin for the year ended December 31, 2000 as compared to December 31, 1999 continued to increase primarily as a result of increased sales of our DNA and cancer testing services. Service margin as a percentage of service revenue for the year ended December 31, 2001 as compared to December 31, 2000 remained flat. This was primarily attributable to a 7% increase in service revenue, driven primarily by increased sales of genetic testing services resulting from an expanded presence in the prenatal market and a broader test menu in oncology, partially offset by a 6% increase in the cost of services sold for the same period.

Operating Expenses

2001 As Compared to 2000

        The increase in selling, general and administrative expenses for the year ended December 31, 2001, as compared to the year ended December 31, 2000, is primarily related to:

  •
  increased staffing to support the growth in several of Genzyme General's product lines;

  •
  increased expenditures to support the increased sales of Cerezyme enzyme, to drive the growth in sales of Renagel phosphate binder and Thyrogen hormone, and for the launch of Fabrazyme enzyme in Europe; and

  •
  the addition of expenses resulting from our acquisitions of GelTex, Wyntek and Novazyme.

        Selling, general and administrative expenses for the year ended December 31, 2001 included $27.0 million of charges resulting from Pharming Group's decision to file for and operate under a court-supervised receivership. Included was a write-off of the $10.2 million in principal and accrued interest due to us under the 7% senior convertible note issued to us by Pharming Group and a charge of $16.8 million representing our commitment to fund the operations of the LLC, which in turn is legally obligated to supply transgenic human alpha-glucosidase enzyme until the nine patients currently enrolled in the clinical trial for this product can be transitioned to a CHO-cell product. As a result of Pharming Group's failure to make payments to fund our joint venture for the development of a CHO-cell product for Pompe disease under a strategic alliance agreement, we terminated this agreement in August and have assumed full operational and financial responsibility for the development of the CHO-cell product. Our joint venture with Pharming Group covering a transgenic product for Pompe disease remains in place, however, we do not intend to commercialize this product.

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

  •
  increased spending on Genzyme General's program to develop Fabrazyme enzyme for the treatment of Fabry disease; and

  •
  increased spending on other internal programs.

        Research and development expenses for the year ended December 31, 2001, reflects a charge of $4.7 million, representing the net amount owed by Pharming Group to the CHO-cell product joint venture we previously formed with Pharming Group that we believe is uncollectable.

        In connection with our acquisition of GelTex in December 2000, we converted options to purchase shares of GelTex common stock into options to purchase shares of Genzyme General Stock. In accordance with Financial Accounting Standards Board Interpretation No. 44, at the date of acquisition we allocated the intrinsic value for the unvested portion of these options of $10.2 million to deferred compensation, a component of division equity. We are amortizing this amount to operating expense over the remaining vesting period of one year from the date of acquisition. We are allocating the expense to the appropriate expense categories of Genzyme General's statements of operations based on the functional responsibility of each employee or option holder. For the year ended December 31, 2001, Genzyme General recorded $9.7 million of compensation expense related to these options, of which $7.9 million was charged to research and development expense and $1.8 million was charged to selling, general and administrative expense. For the year ended December 31, 2000, Genzyme General recorded $0.5 million of compensation expense related to these options, of which $0.4 million was charged to research and development expense and $0.1 million was charged to selling, general and administrative expense. The deferred compensation was fully amortized by December 31, 2001.

        In connection with our acquisition of Novazyme in September 2001, we converted options, warrants and rights to purchase shares of Novazyme common stock into options, warrants and rights to purchase shares of Genzyme General Stock. In accordance with Financial Accounting Standards Board Interpretation No. 44, at the date of acquisition we allocated the $2.6 million intrinsic value of the portion of the unvested options related to the future service period to deferred compensation. We are amortizing this amount to operating expense over the remaining vesting period of 22 months from the date of acquisition. We are allocating the expense to the appropriate expense categories of Genzyme General's combined statements of operations based on the functional responsibility of each option holder. For the year ended December 31, 2001, we recorded $0.4 million of compensation expense related to the options, of which $0.2 million was charged to selling, general and administrative expenses and $0.2 million was charged to research and development expenses.

2000 As Compared to 1999

        The increase in selling, general and administrative expenses for the year ended December 31, 2000 as compared to the year ended December 31, 1999, is primarily related to:

  •
  increased staffing to support the growth in several of Genzyme General's product lines, including Renagel phosphate binder; and

  •
  increased expenditures to support the increased sales of Cerezyme enzyme and Thyrogen hormone.

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

Amortization of Intangibles

        The increase in amortization of intangibles for the year ended December 31, 2001, as compared to the year ended December 31, 2000, is primarily attributable to intangible assets acquired in connection with the acquisition of GelTex in December 2000 and Wyntek in June 2001. The increase in amortization of intangibles for the year ended December 31, 2000 as compared to the year ended December 31, 1999, is primarily attributable to intangible assets acquired in connection with the acquisition of GelTex in December 2000.

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

        Below is a brief description of the IPR&D program associated with Wyntek's cardiovascular disease diagnostic product, including an estimation of when management believes we may realize revenues from the sale of this product.

        Wyntek currently is developing a cardiovascular product to rapidly measure the quantitative levels of cardiac marker proteins. These are the leading markers for the diagnosis of acute myocardial infarction. The product consists of a mobile, stand-alone, quantitative diagnostic device and a reaction strip that detects disease specific marker proteins. The intended use of the device is to read reaction strips at the patient's bedside or in an emergency room setting. We expect to complete the regulatory review process and file an application for marketing approval in early 2002 and begin selling the product during the second half of 2002.

GelTex

        In December 2000, in connection with the acquisition of GelTex, we allocated approximately $118.0 million of the purchase price to IPR&D, which Genzyme General recorded as a charge to expense in its combined statement of operations for the year ended December 31, 2000. As of December 31, 2001, the technological feasibility of the projects had not yet been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

        Below is a brief description of the GelTex IPR&D projects, including an estimation of when management believes Genzyme General may realize revenues from the sales of these products in the respective application:

Program	Program Description or Indication	Development Status	Value at Acquisition Date (in millions)	Estimated Cost to Complete (in millions)	Year of Expected Product Launch
Renagel phosphate binder	Next stage non-absorbed polymer phosphate binder for the treatment of hyperphospatemia	• Phase 4 trials ongoing in the U.S. • Phase 3 trial ongoing in Japan	$19.7	$10.7	(1)
GT160-246	C. difficile colitis	• Phase 2 trial ongoing	37.4	35.0	2006
Oral Iron Chelation	Iron overload disease	• Approval to commence Phase 1 trials in Europe obtained 2001	15.7	26.5	2007
Fat absorption inhibitor	Anti-Obesity	• Expected to file an IND in late 2002	17.8	40.0	2010
Polymer	Oral Mucositis	• IND expected to be filed in the first quarter of 2003	17.8	30.0	2008
DENSPM	Psoriasis	• Program cancelled during 2001; no further development planned	3.4	N/A	N/A
GT102-279	Second generation lipid-lowering compound	• Program cancelled during 2001; no further development planned	6.2	N/A	N/A

			$118.0	$142.2

(1)
Clinical studies scheduled for completion in 2002, 2003 and 2004. Year of launch not estimable due to early stage of program.

        Substantial additional research and development will be required prior to any of acquired IPR&D programs and technology platforms reaching technological feasibility. In addition, once developed each product will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue. We cannot give you assurances that these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially affected.

OTHER INCOME AND EXPENSES

	2001	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Equity in net loss of unconsolidated affiliates	$(34,365)	$(44,965)	$(37,423)	(24)%	20%
Gain on affiliate sale of stock	212	22,689	6,683	(99)%	240%
Gain (loss) on investments in equity securities	(25,996)	23,173	(3,749)	(212)%	1,080%
Minority interest in net loss of subsidiary	2,259	4,625	3,674	(51)%	26%
Gain on sale of product line	—	—	8,018	N/A	(100)%
Other	(2,329)	5,203	14,389	(145)%	(64)%
Investment income	47,806	38,549	30,881	24%	25%
Interest expense	(23,192)	(14,159)	(19,885)	64%	(29)%

Total other income (expense), net	$(35,605)	$35,115	$2,588	(201)%	1,257%

2001 As Compared to 2000

Equity in Net Loss of Unconsolidated Affiliates:

        Genzyme General records in equity in net loss of unconsolidated affiliates its portion of the results of its joint ventures with BioMarin, Pharming Group and Diacrin, Inc. Prior to our acquisition of GelTex in December 2000, we included our proportionate share of the results of RenaGel LLC in equity in net loss of unconsolidated affiliates. Included in the year ended December 31, 2000 are losses from RenaGel LLC, in which we and GelTex each owned a 50% interest. We acquired GelTex, including its 50% interest in RenaGel LLC, in December 2000. We have consolidated the results of RenaGel LLC in Genzyme General's combined financial statements from the date of acquisition. RenaGel LLC was merged into GelTex effective October 1, 2001. Prior to our acquisition of GelTex's 50% interest in RenaGel LLC, we had included our proportionate share of the results of RenaGel LLC in equity in net loss of unconsolidated affiliates. Genzyme General's equity in the net losses of RenaGel LLC was $15.9 million in the year ended December 31, 2000.

        Excluding the losses of RenaGel LLC for the year ended December 31, 2000, Genzyme General's equity in net loss of unconsolidated affiliates for the year ended December 31, 2001 as compared to December 31, 2000 increased primarily as a result of:

  •
  increased losses from our joint venture with BioMarin;

  •
  increased losses from our joint venture with Pharming Group for the CHO-cell product for Pompe disease; and

  •
  increased losses in our equity position in Genzyme Transgenics.

The increased losses were offset in part by decreased losses from our joint venture with Diacrin and decreased losses from our joint venture with Pharming Group for the transgenic product for Pompe disease. We terminated our strategic alliance agreement with Pharming Group covering development of the CHO-cell product in August 2001. As a result, we have included 100% of the losses of Genzyme/Pharming Alliance LLC since August 23, 2001.

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

Gain (Loss) on Investments in Equity Securities

        Genzyme General recorded the following losses on investments in equity securities for the year ended December 31, 2001:

  •
  In the quarter ended September 30, 2001, Genzyme General recorded charges of $11.8 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group and $4.5 million in connection with our investment in the common stock of Targeted Genetics, because we considered the decline in the value of these investments to be other than temporary. Given the significance and duration of the declines as of the end of the quarter, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments.

  •
  In the quarter ended September 30, 2001, Genzyme General recorded a charge of $8.5 million, representing an at cost write-off of our investment in Pharming Group common stock. In August 2001, Pharming Group announced that it would file for receivership in order to seek protection from its creditors.

  •
  In the quarter ended June 30, 2001, Genzyme General recorded a $1.2 million charge to reflect the fair market value of our investment in Aronex at June 30, 2001. In April 2001, Antigenics announced that it had entered into a definitive merger agreement with Aronex. The merger was completed in July 2001. Under the terms of the merger agreement, we received 0.0594 of a share of Antigenics common stock for each share of Aronex common stock that we held.

        Genzyme General recorded the following gains on investments in equity securities for the year ended December 31, 2000:

  •
  In the quarter ended June 2000, Genzyme General recorded a gain of $5.5 million upon the sale of a portion of our investment in Genzyme Transgenics common stock. The tax effect of this gain was fully offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. In the third and fourth quarters of 2000, Genzyme General recorded gains of $10.9 million and $1.3 million, respectively, upon additional sales of portions of our investment in Genzyme Transgenics common stock.

  •
  In the quarter ended June 2000, we recorded a $7.6 million gain to reflect the fair market value of our investment in Celtrix Pharmaceuticals, Inc. Celtrix was acquired by Insmed Pharmaceuticals Inc. and our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock.

Minority Interest in Net Loss of Subsidiary

        As part of our combined direct (until July 2001) and indirect interest in ATIII LLC, we consolidated the results of ATIII LLC and recorded Genzyme Transgenics' portion of the losses of that joint venture as minority interest. Minority interest increased for the year ended December 31, 2001 due to a change in the funding agreement for the joint venture in March 2001, retroactive to January 1, 2001, which increased Genzyme Transgenics's portion of the losses incurred by ATIII LLC to 50% from January 1, 2001 until February 2, 2001 and 100% thereafter as compared to 26% for the same period a year ago. In 2000, ATIII LLC had losses of $14.8 million, of which Genzyme Transgenics' portion was $4.6 million.

        In July 2001, we transferred our 50% ownership interest in ATIII LLC to Genzyme Transgenics. In exchange for our interest in the joint venture, we will receive a royalty on worldwide net sales (excluding Asia) of its products based on ATIII beginning three years after the first commercial sale of each such product up to a cumulative maximum amount of $30.0 million.

Other

        In December 2000, Genzyme General recorded a $2.1 million charge in connection with our uncertainty in collecting a note receivable that was issued to us in May 1999 by a strategic collaborator. We concluded that this uncertainty existed as a result of the FDA's ruling to deny approval of the collaborator's New Drug Application for a key product. The ruling has subsequently resulted in the collaborator announcing that it will be taking steps to reserve cash by reducing its workforce and other operating expenses.

        In April 2000, Genzyme General received net proceeds of approximately $5.1 million in connection with the settlement of a lawsuit. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase enzyme at a fill facility operated by a contractor to Genzyme General.

Investment Income

        The increase in investment income for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was primarily attributable to higher average cash and investment balances. The increase in cash balances was partially attributable to our completion of the private placement of $575.0 million in principal of 3% convertible subordinated debentures in May 2001. Net proceeds from the offering were approximately $562.1 million. We allocated the principal balance of the debentures and the net proceeds from the offering to Genzyme General. Genzyme General used a portion of the net proceeds from the private placement of the debentures to repay the $150.0 million we had drawn under our revolving credit facility in December 2000 and allocated to Genzyme General.

Interest Expense

        The increase in interest expense for the year ended December 31, 2001 as compared to the year ended December 31, 2000 is primarily the result of additional interest expense resulting from the $150.0 million of debt drawn on our revolving credit facility in December 2000 as part of the financing of the GelTex acquisition, and the private placement of $575.0 million in principal of 3% convertible subordinated debentures issued in May 2001.

2000 As Compared to 1999

Equity in Net Loss of Unconsolidated Affiliates:

        Genzyme General's equity in net loss of unconsolidated affiliates for the year ended December 31, 2000 as compared to December 31, 1999 increased primarily as a result of:

  •
  increased losses from RenaGel LLC;

  •
  increased losses from our joint venture with BioMarin;

  •
  the addition of losses from Genzyme/Pharming Alliance LLC, which was formed in June 2000;

  •
  the reallocation of our joint venture with Diacrin to develop therapies for neurodegenerative diseases from Genzyme Tissue Repair to Genzyme General in May 1999; and

  •
  increased losses from Genzyme Transgenics.

These increases were offset in part by decreased losses from Pharming/Genzyme LLC.

Gain on Affiliate Sale of Stock

        In accordance with our policy pertaining to affiliate sales of stock Genzyme General recorded the following due to the issuance by Genzyme Transgenics, an unconsolidated affiliate, of additional shares of Genzyme Transgenics common stock:

  •
  gains of $22.7 million, and a net deferred tax expense of $3.9 million (net of a $3.4 million credit for the reversal of the valuation allowance on a deferred tax asset) in 2000; and

  •
  a gain of $6.7 million in 1999.

Our ownership interest in Genzyme Transgenics was approximately 26% as of December 31, 2000, and 33% as of December 31, 1999.

Gain (Loss) on Investments in Equity Securities

        Genzyme General recorded the following gains on investments in equity securities for the year ended December 31, 2000:

  •
  In the quarter ended June 2000, Genzyme General recorded a gain of $5.5 million upon the sale of a portion of our investment in Genzyme Transgenics common stock. The tax effect of this gain was fully offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. In the third and fourth quarters of 2000, Genzyme General recorded gains of $10.9 million and $1.3 million, respectively, upon additional sales of portions of our investment in Genzyme Transgenics common stock.

  •
  In the quarter ended June 2000, we recorded a $7.6 million gain to reflect the fair market value of our investment in Celtrix Pharmaceuticals, Inc. Celtrix was acquired by Insmed Pharmaceuticals Inc. and our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock.

        Genzyme General recorded the following gains and losses on investments in equity securities for the year ended December 31, 1999:

  •
  In the quarter ended March 31, 1999, Genzyme General recorded gains of $2.0 million upon the sales of shares of Techne Corporation common stock that it received when it sold its research products business to Techne Corporation.

  •
  In the quarter ended 1999, Genzyme General recorded losses of $5.7 million in connection with investments in the common stock of Pharming Group and IntegraMed America, Inc., because we considered the decline in the value of those investments to be other than temporary. Given the significance and duration of the declines as of the end of the quarter, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and that, accordingly, any evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments.

        In 1999, in connection with these charges, we concluded that substantial evidence existed that the value of the investments would recover to at least its cost. This evidence included:

  •
  continued positive progress in the issuers' scientific programs;

  •
  ongoing activity in Genzyme General's collaborations with the issuer; and

  •
  a lack of any substantial company-specific adverse events causing the declines in value.

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

Minority Interest in Net Loss of Subsidiary

        As part of our combined direct and indirect interest in ATIII LLC, we consolidated the results of ATIII LLC and recorded Genzyme Transgenics' portion of the losses of that joint venture as minority interest. In 2000, ATIII LLC had losses of $14.8 million, of which Genzyme Transgenics' portion was $4.6 million. In 1999, ATIII LLC had losses of $12.2 million, of which Genzyme Transgenics' portion was $3.7 million.

Gain on Sale of Product Line

        Genzyme General did not sell any product lines transacted during the year ended December 31, 2000.

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

Other

        In December 2000, Genzyme General recorded a $2.1 million charge in connection with our uncertainty in collecting a note receivable that was issued to us in May 1999 by a strategic collaborator. We concluded that this uncertainty existed as a result of the FDA's ruling to deny approval of the collaborator's New Drug Application for a key product. The ruling has subsequently resulted in the collaborator announcing that it will be taking steps to reserve cash by reducing its workforce and other operating expenses.

        In April 2000, Genzyme General received net proceeds of approximately $5.1 million in connection with the settlement of a lawsuit. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase enzyme at a fill facility operated by a contractor to Genzyme General.

        In December 1999, Genzyme General recorded a net gain of $14.4 million upon receipt of a payment associated with the termination of an agreement to acquire Cell Genesys.

Investment Income

        The increase in investment income for the year ended December 31, 2000 as compared to December 31, 1999 was primarily attributable to higher average cash and investment balances.

Interest Expense

        The decrease in interest expense for the year ended December 31, 2000 as compared to the year ended December 31, 1999 is the result of our November 1999 repayment of $82.0 million outstanding under our revolving credit facility, which had been allocated to Genzyme General.

Tax Provision

	2001	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Provision for income taxes	$52,666	$92,639	$84,400	43%	10%
Effective tax rate	93%	52%	37%

        Genzyme General's tax rates for all periods vary from the U.S. statutory tax rate as a result of its:

  •
  nondeductible charges for IPR&D;

  •
  share of losses of foreign subsidiaries;

  •
  provision for state income taxes;

  •
  use of a foreign sales corporation;

  •
  nondeductible amortization of intangibles; and

  •
  use of tax credits.

        Genzyme General's effective tax rate for 2001 was significantly impacted by nondeductible charges for IPR&D resulting from our acquisitions of Wyntek in June 2001 and Novazyme in September 2001, and nondeductible amortization of intangibles consisting largely of goodwill resulting from our acquisition of GelTex in December 2000. Additionally, the resolution of several tax audit matters in 2001 resulted in the recognition of $2.2 million of net tax benefits.

        Genzyme General's 2000 effective tax rate was adversely impacted by charges for purchased in-process research and development resulting from our acquisition of GelTex in December 2000.

Cumulative Effect of Change in Accounting Principle

        On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that we recognize all derivative instruments as either assets or liabilities in our combined balance sheet and measure those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income, depending on whether a derivative instrument is designated as part of a hedge relationship, and, if it is, the type of hedge relationship.

        In accordance with the transition provisions of SFAS No. 133, Genzyme General recorded a cumulative-effect adjustment of $4.2 million, net of tax, in its combined statements of operations for the year ended December 31, 2001 to recognize the fair value of certain common stock warrants held on January 1, 2001. Transition adjustments pertaining to interest rate swaps designated as cash-flow hedges and foreign currency forward contracts allocated to Genzyme General were not significant. For the year ended December 31, 2001, Genzyme General recorded a pre-tax charge of $4.1 million in other expense to reflect the change in value of warrants to purchase shares of Genzyme Transgenics' common stock from January 1, 2001 to December 31, 2001. Genzyme General also recorded a charge of $0.9 million, ($1.5 million pre-tax) in division equity for the year ended December 31, 2001, to reflect the change in value of our interest rate swap contract during the period, net of tax.

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

        Below is a brief description of our significant research and development programs that have been allocated to Genzyme General:

Program	Program Description or Indication	Development Status at December 31, 2001	Year of Expected Product Launch
Fabrazyme (afgalsidase beta for injection)	Fabry disease	Marketed in Europe in 2001; BLA submitted to the FDA in June 2000; post-marketing phase 4 trial ongoing	2002
Aldurazyme (laronidase for injection)	MPS 1	Phase 3 trial completed; BLA submission to the FDA and MAA submission to the EMEA planned for early 2002	2003
Alpha-glucosidase (CHO product)	Pompe disease	Phase 2 trial ongoing	2004
GT160-246(1)	c. difficile	Phase 2 trial ongoing	2006
TGF-beta antagonists	Diffuse scleroderma	Phase 1-2 trial ongoing	2006

        The aggregate actual and estimated research and development expense for the above programs is as follows (in millions):

Costs incurred for the year ended December 31, 2000	$48.3
Costs incurred for the year ended December 31, 2001	$78.3
Cumulative costs incurred as of December 31, 2001	$176.2
Estimated costs to complete as of December 31, 2001	$170.0 to $185.0

(1)
Program acquired in connection with the December 2000 acquisition of GelTex Pharmaceuticals, Inc.

        Our current estimates of the time and investment required to develop these products may change depending on the approach we take to pursue them, the results of preclinical and clinical studies, and the content and timing of decisions made by the FDA and other regulatory authorities. We cannot provide assurance that any of these programs will ever result in products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indication. If certain of our development-stage programs do not result in commercially viable products, our results of operations could be materially affected.

Liquidity and Capital Resources

        At December 31, 2001, Genzyme General had cash, cash-equivalents, and short- and long-term investments of $1.0 billion, an increase of $510.2 million from December 31, 2000.

        Genzyme General's operating activities generated $295.2 million of cash for the year ended December 31,2001 as compared to $244.3 million for the year ended December 31, 2000. Net cash provided by operating activities was the result of Genzyme General's division net income of $8.0 million, and:

  •
  $118.0 million of depreciation and amortization, of which $42.5 million resulted from the depreciation of property, plant and equipment and $75.5 million resulted from the amortization of intangible assets, including intangible assets acquired in connection with our acquisitions of GelTex and Wyntek;

  •
  $95.6 million of charges for IPR&D, of which $86.8 million was attributable to our acquisition of Novazyme and $8.8 million was attributable to our acquisition of Wyntek;

  •
  $34.4 million from the equity in net losses of unconsolidated affiliates;

  •
  $26.0 million from the loss on investments in equity securities; and

  •
  $56.3 million attributable to the net change in working capital.

        Genzyme General's investing activities utilized $724.4 million in cash for the year ended December 31, 2001 as compared to $424.7 million for the year ended December 31, 2000. Investing activities in 2001 used:

  •
  $464.1 million for Genzyme General's net purchases of investments;

  •
  $171.4 million to fund purchases of property, plant and equipment, of which $37.1 million resulted from our manufacturing capacity expansion in the United Kingdom, Belgium and Switzerland, $16.3 million resulted from payments towards our acquisition of a large-scale manufacturing facility in Ireland, $59.1 million resulted from our manufacturing capacity expansion in the United States and $33.9 million resulted from an aggregate of other office expansions and laboratory rehabilitations worldwide;

  •
  $60.0 million to fund the acquisition of Wyntek, net of cash acquired and net of $5.2 million of cash acquired in connection with our acquisition of Novazyme; and

  •
  $39.7 million to fund Genzyme General's investments in unconsolidated affiliates.

        Genzyme General's financing activities provided $461.0 million in cash for the year ended December 31, 2001 as compared to $222.1 for the year ended December 31, 2000. During the year ended December 31, 2001 and Genzyme General received $89.0 million in cash from the issuance of common stock and $562.1 million from the issuance of debt. This was offset by $155.0 million used to repay debt and capital lease obligations and $7.6 million to repay bank overdrafts.

        In June 2001, we acquired all of the outstanding capital stock of Wyntek for $65.0 million in cash. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase.

        Genzyme General, together with our other operating divisions, has access to a $350.0 million revolving credit facility, all of which matures in December 2003. Prior to November 2001, this was a $500.0 million credit facility, $150.0 million of which matured in December 2001 and $350.0 million of which matures in December 2003. At December 31, 2000, $350.0 million was outstanding under the portion of the facility maturing in December 2003, $150.0 million of which was allocated to Genzyme General. In May 2001, Genzyme General repaid the $150.0 million it had drawn under this facility in December 2000 to finance the cash component of the GelTex merger consideration. We allowed the $150.0 million portion of the credit facility to expire without renewal at its December 12, 2001 maturity date. At December 31, 2001, $234.0 million remained outstanding under the $350.0 million facility, all of which was allocated to Genzyme Biosurgery. Borrowings under this facility bear interest at LIBOR plus an applicable margin. The terms of the revolving credit facility include various covenants, including financial covenants, which require us to meet minimum liquidity and interest coverage ratios and to meet maximum leverage ratios. We currently are in compliance with these covenants and do not anticipate falling out of compliance.

        In May 2001, we completed the private placement of $575.0 million in principal of 3% convertible subordinated debentures due 2021. Net proceeds from the offering were approximately $562.1 million. We have allocated the principal amount of the debentures and the net proceeds from the offering to Genzyme General. We will pay interest on these debentures on May 15 and November 15 each year using cash allocated to Genzyme General. The first interest payment was made on November 15, 2001. The debentures are convertible, upon the satisfaction of certain conditions, into shares of Genzyme General Stock at an initial conversion price of $70.30 per share. The conversion price is subject to adjustment. Holders of the debentures may require us to repurchase all or part of their debentures for cash on May 15, 2006, 2011 or 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest through the date prior to the date of repurchase. Additionally, if certain fundamental changes occur, each holder may require us to repurchase, for cash, all or a portion of the holder's debentures. On or after May 20, 2004, we may redeem for cash all or part of the debentures that have not previously been converted or repurchased. Genzyme General used a portion of these proceeds to repay the $150.0 million we had drawn under our revolving credit facility in December 2000 and allocated to Genzyme General to finance a portion of the cash consideration for the GelTex acquisition. Genzyme General expects to utilize the remaining proceeds from the sale of the debentures for working capital and general corporate purposes.

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

        In July 2001, Genzyme Biosurgery drew down $12.0 million of the $15.0 million still available to it under the $25.0 million interdivisional financing arrangement with Genzyme General in exchange for an additional reserve of approximately 1.9 million Biosurgery designated shares. Genzyme Biosurgery used $8.5 million of the proceeds to pay a portion of the amounts it owes to Genzyme General. Under the terms of this arrangement, Genzyme Biosurgery may draw down funds as needed each quarter in exchange for Biosurgery designated shares based on the fair market value (as defined in our charter) of Biosurgery Stock at the time of the draw. Biosurgery designated shares are shares of Biosurgery Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Biosurgery. At December 31, 2001, $3.0 million remained available to Genzyme Biosurgery under this arrangement.

        In August 2001, Genzyme Molecular Oncology drew down $4.0 million of the $15.0 million still available to it under the $30.0 million interdivisional financing arrangement with Genzyme General in exchange for an additional reserve of approximately 0.3 million Molecular Oncology designated shares. Under the terms of this arrangement, Genzyme Molecular Oncology may draw down funds as needed each quarter in exchange for Molecular Oncology designated shares based on the fair market value (as defined in our charter) of Molecular Oncology Stock at the time of the draw. Molecular Oncology designated shares are shares of Molecular Oncology Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Molecular Oncology. At December 31, 2001, $11.0 million remained available to Genzyme Molecular Oncology under this arrangement.

        Diacrin/Genzyme LLC, our joint venture with Diacrin, Inc. did not initiate a Phase 3 clinical trial of NeuroCell-PD for Parkinson's disease by June 30, 2001. Because a Phase 3 trial of the product was not initiated by June 30, 2001, Genzyme General had the right to elect to receive a refund of $20.0 million of the $25.0 million Genzyme Biosurgery received from Genzyme General in connection with the transfer to Genzyme General of Genzyme Biosurgery's interest in the joint venture plus accrued interest thereon at a rate of 13.5% per annum. On August 2, 2001, Genzyme Biosurgery received notification from Genzyme General of its election to receive the refund. Genzyme Biosurgery can pay the refund amount in cash, Biosurgery designated shares or both. The refund is due and payable within 90 days after Genzyme Biosurgery received the notice from Genzyme General. Genzyme General and Genzyme Biosurgery agreed to extend this deadline to February 1, 2002.

        As of December 31, 2001 we had committed to make the following payments under contractual obligations using cash allocated to Genzyme General:

	Payments Due by Period
Contractual Obligations
	Total	2002	2003	2004	2005	2006		After 2006
	(Amounts in millions)
Long-term debt	$581.7	$6.7	$—	$—	$—	$575.0	(1)
Capital lease obligations	25.2	0.1	0.1	—	25.0	—		—
Operating leases	270.8	15.7	20.3	21.0	18.3	10.9		184.6
Unconditional purchase obligations	179.8	50.3	49.4	21.4	17.9	20.4		20.4
Capital commitments	7.7	7.7	—	—	—	—		—
Research and development agreements(2)	89.6	43.7	18.0	11.0	10.0	6.9		—

Total contractual cash obligations	$1,154.8	$124.2	$87.8	$53.4	$71.2	$613.2		$205.0

(1)
Consists of $575.0 million in principal under our 3% convertible subordinated debentures due May 2021, which are convertible into shares of Genzyme General Stock.

(2)
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

        We believe that Genzyme General's available cash, investments and cash flows from operations will be sufficient to fund its planned operations and capital requirements for the foreseeable future. Although Genzyme General currently has substantial cash resources and positive cash flow, it intends to use substantial portions of its available cash for:

  •
  product development and marketing;

  •
  expanding facilities and staff;

  •
  working capital; and

  •
  strategic business initiatives.

        In addition, Genzyme General's cash resources will be reduced to the extent that the liabilities of Genzyme Biosurgery or Genzyme Molecular Oncology affect our consolidated results of operations.

        To satisfy these and other commitments, we may have to obtain additional financing for Genzyme General. We cannot guarantee that we will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on favorable terms.

New Accounting Pronouncements, Market Risk, Interest Rate Risk, Foreign Exchange Risk and Equity Price Risk

        See "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations" included in this annual report.

Factors Affecting Future Operating Results

        The future operating results of Genzyme General could differ materially from the results described above due to the risks and uncertainties described below and under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations—Factors Affecting Future Operating Results" included in this annual report.

Genzyme General is substantially dependent upon sales of Cerezyme enzyme.

        Genzyme General derives a majority of its revenue from sales of Cerezyme enzyme, our enzyme-replacement therapy for the treatment of Gaucher disease. Accordingly, the risks described above under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations—Factors Affecting Future Operating Results—A reduction in revenue from sales of products that treat Gaucher disease would have an adverse effect on our business" included in this annual report may also adversely affect the business of Genzyme General.

Future increases in Genzyme General's earnings will depend on our ability to increase sales of Renagel phosphate binder

        We encourage you to read the material under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations—Factors Affecting Future Operating Results—Our future earnings growth will depend on our ability to increase sales of Renagel brand phosphate binder" included in this annual report. That material describes the factors on which the commercial success of Renagel phosphate binder depends.

We may not successfully commercialize Genzyme General's product candidates.

        Genzyme General is developing or collaborating on the development of treatments for Fabry disease, mucopolysaccharidosis I (MPS-I) disease, and Pompe disease, among others. Our ability to secure regulatory approvals for marketing these product candidates is highly uncertain, as is our ability to successfully commercialize those that receive regulatory approvals. Because the commercial success of these product candidates will substantially determine future revenue and profit at Genzyme General, we encourage you to review the factors described under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations—Factors Affecting Future Operating Results" included in this annual report for details regarding risks that characterize commercialization of our biotechnology product candidates.

Genzyme General may not be able to successfully commercialize Thyrogen hormone.

        In January 1999, Genzyme General launched U.S. sales of Thyrogen recombinant thyroid stimulating hormone used to diagnose thyroid cancer. Genzyme General began marketing Thyrogen hormone in Europe in 2001, and plans to continue European product launches on a country-by-country basis as pricing and reimbursement approvals are obtained. The commercial success of Thyrogen hormone will depend on a number of factors, including:

  •
  regulation by the FDA and other regulatory authorities;

  •
  our ability to obtain regulatory approvals in foreign countries;

  •
  the development and commercial success of competitive products; and

  •
  the availability of reimbursement from third-party payers and the extent of coverage.

Genzyme General cannot be sure that market penetration of Thyrogen hormone will increase.

If Genzyme General's strategic alliances to develop and commercialize its products are unsuccessful, Genzyme General's earnings growth will be limited.

        Several of Genzyme General's strategic initiatives involve alliances with other biotechnology companies. These include:

  •
  an agreement with Biogen, Inc. for the marketing in Japan of AVONEX (Interferon-beta 1a), Biogen's treatment for relapsing forms of multiple sclerosis, following regulatory approval; and

  •
  a joint venture with BioMarin for the development and commercialization of alpha-L-iduronidase for the treatment of the lysosomal storage disorder known as MPS-I.

Genzyme General plans to enter into additional alliances in the future. The success of many of these arrangements is largely dependent on technology and other intellectual property contributed by Genzyme General's strategic partners to the alliances or the resources, efforts and skills of Genzyme General's partners. Genzyme General's strategic partners may:

  •
  terminate their agreements and Genzyme General's access to the underlying intellectual property;

  •
  fail to devote significant financial or other resources to the alliances and thereby significantly hinder or delay development, manufacturing or commercialization activities; and

  •
  fail to successfully develop or commercialize any products.

  •
  fail to maintain the financial resources necessary to continue financing their portion of the development, manufacturing or commercialization costs or their own operations.

        If any of these alliances are terminated and Genzyme General loses access to the underlying intellectual property, or if Genzyme General and its partners are unable to successfully develop or commercialize products, Genzyme General's future earnings will be adversely affected. For example, in August 2001, Genzyme General terminated its strategic alliance with Pharming Group for the development and commercialization of human alpha-glucosidase produced using a Chinese hamster ovary cell line for the treatment of Pompe disease as a result of Pharming Group's filing for receivership. Although Genzyme General retained access to the intellectual property licensed from Synpac (North Carolina), Inc. that was previously sublicensed to the joint venture, it lost access to the intellectual property licensed from Pharming Group in connection with this joint venture.

Subsequent Event

        On February 1, 2002, Genzyme Biosurgery paid to Genzyme General $27.1 million, representing $20.0 million of the $25.0 million, plus accrued interest of 13.5% per annum, Genzyme Biosurgery received from Genzyme General in connection with the transfer to Genzyme General of Genzyme Biosurgery's interest in Diacrin/Genzyme LLC. The refund obligation arose because Diacrin/Genzyme LLC, our joint venture with Diacrin, Inc., failed to initiate a phase 3 trial of NeuroCell-PD for Parkinson's disease by June 30, 2001.

GENZYME GENERAL
A DIVISION OF GENZYME CORPORATION

COMBINED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2001	2000	1999
	(Amounts in thousands)
Revenues:
Net product sales	$898,731	$690,027	$571,531
Net service sales	74,056	61,161	57,223
Revenue from research and development contracts:
Related parties	3,279	509	1,516
Other	5,860	786	5,096

Total revenues	981,926	752,483	635,366

Operating costs and expenses:
Cost of products sold	194,175	162,894	115,125
Cost of services sold	43,167	37,879	35,637
Selling, general and administrative	295,068	166,462	149,427
Research and development (including research and development related to contracts)	187,502	112,792	97,746
Amortization of intangibles	74,296	10,928	8,106
Purchase of in-process research and development	95,568	118,048	5,436

Total operating costs and expenses	889,776	609,003	411,477

Operating income	92,150	143,480	223,889

Other income (expenses):
Equity in net loss of unconsolidated affiliates	(34,365)	(44,965)	(37,423)
Gain on affiliate sale of stock	212	22,689	6,683
Gain (loss) on investments in equity securities	(25,996)	23,173	(3,749)
Minority interest in net loss of subsidiary	2,259	4,625	3,674
Gain on sale of product line	—	—	8,018
Other	(2,329)	5,203	14,389
Investment income	47,806	38,549	30,881
Interest expense	(23,192)	(14,159)	(19,885)

Total other income (expenses)	(35,605)	35,115	2,588

Income before income taxes	56,545	178,595	226,477
Provision for income taxes	(52,666)	(92,639)	(84,400)

Division net income before cumulative effect of change in accounting principle	3,879	85,956	142,077
Cumulative effect of change in accounting principle, net of tax	4,167	—	—

Division net income	$8,046	$85,956	$142,077

Comprehensive income, net of tax:
Division net income	$8,046	$85,956	$142,077

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(6,981)	(14,236)	(14,883)
Unrealized loss on derivatives	(943)	—	—
Unrealized gains (losses) on securities:
Unrealized gains (losses) arising during the period	(10,674)	15,434	26,785
Reclassification adjustment for (gains) losses included in division net income	16,429	(3,512)	2,092

Unrealized gains on securities, net	5,755	11,922	28,877

Other comprehensive income (loss)	(2,169)	(2,314)	13,994

Comprehensive income	$5,877	$83,642	$156,071

The accompanying notes are an integral part of these combined financial statements.

GENZYME GENERAL
A DIVISION OF GENZYME CORPORATION

COMBINED BALANCE SHEETS

	December 31,
	2001	2000
	(Amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$167,253	$135,841
Short-term investments	66,481	96,644
Accounts receivable, net	220,527	165,911
Inventories	127,864	108,767
Prepaid expenses and other current assets	31,972	28,012
Due from Genzyme Biosurgery	29,513	18,645
Due from Genzyme Molecular Oncology	7,086	4,660
Deferred tax assets—current	70,196	46,836

Total current assets	720,892	605,316
Property, plant and equipment, net	581,401	446,759
Long-term investments	807,766	298,841
Notes receivable—related party	—	10,350
Intangibles, net	981,468	977,147
Investments in equity securities	88,686	119,648
Other noncurrent assets	45,041	40,992

Total assets	$3,225,254	$2,499,053

LIABILITIES AND DIVISION EQUITY
Current liabilities:
Accounts payable	$40,025	$20,091
Accrued expenses	119,511	98,201
Income taxes payable	74,631	40,442
Deferred revenue	1,693	6,401
Current portion of long-term debt and capital lease obligations	6,841	1,448

Total current liabilities	242,701	166,583
Long-term debt and capital lease obligations	25,085	180,556
Convertible notes and debentures	575,000	273,680
Deferred tax liability	80,696	124,613
Other noncurrent liabilities	21,420	3,341

Total liabilities	944,902	748,773

Commitments and contingencies (Notes J, L, N)
Division equity	2,280,352	1,750,280

Total liabilities and division equity	$3,225,254	$2,499,053

The accompanying notes are an integral part of these combined financial statements.

GENZYME GENERAL
A DIVISION OF GENZYME CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2001	2000	1999
	(Amounts in thousands)
Cash flows from operating activities:
Division net income	$8,046	$85,956	$142,077
Reconciliation of division net income to net cash provided by operating activities:
Depreciation and amortization	117,953	41,206	42,235
Non-cash compensation expense	10,130	2,185	58
Provision for bad debts	302	2,918	12,216
Note received from a collaborator	—	(10,350)	—
Write-off of note received from a collaborator	10,159	—	—
Charge for in-process research and development	95,568	118,048	5,436
Equity in net loss of unconsolidated affiliates	34,365	44,965	37,423
Gain on affiliate sale of stock	(212)	(22,689)	(6,683)
(Gain) loss on investments in equity securities	25,996	(23,173)	3,749
Minority interest in net loss of subsidiary	(2,259)	(4,625)	(3,674)
Deferred income tax benefit	(58,799)	(6,188)	(3,414)
Loss on disposal of fixed assets	—	532	971
Accrued interest/amortization of marketable securities	—	213	(1,647)
Gain on sale of product line	—	—	(8,018)
Other	(2,308)	2,376	556
Increase (decrease) in cash from working capital:
Accounts receivable	(57,679)	(26,929)	(18,459)
Inventories	(19,765)	(1,988)	6,542
Prepaid expenses and other assets	(5,485)	(7,682)	9,925
Due from Genzyme Biosurgery	(10,868)	(10,906)	(6,541)
Due from Genzyme Molecular Oncology	(2,426)	(938)	980
Accounts payable, accrued expenses and deferred revenue	95,665	(2,210)	1,126
Income taxes payable and tax benefits from stock options	56,864	63,607	69,900

Net cash provided by operating activites	295,247	244,328	284,758

Cash flows from investing activities:
Purchases of investments	(978,595)	(426,875)	(494,016)
Sales and maturities of investments	514,458	533,461	400,630
Purchases of equity securities	(6,138)	(24,102)	(13,700)
Proceeds from the sale of investments in equity securities	2,467	33,124	11,090
Purchases of property, plant and equipment	(171,430)	(72,591)	(52,910)
Proceeds from the sale of product line	—	—	5,000
Acquisitions, net of cash acquired	(50,655)	(447,495)	(6,500)
Purchase of technology rights	—	—	(10,000)
Investments in unconsolidated affiliates	(39,677)	(23,497)	(43,027)
Proceeds from notes receivable	—	—	8,360
Other	5,150	3,319	2,388

Net cash used in investing activities	(724,420)	(424,656)	(192,685)

The accompanying notes are an integral part of these combined financial statements.

	For the Years Ended December 31,
	2001	2000	1999
	(Amounts in thousands)
Cash flows from financing activities:
Allocated proceeds from the issuance of Genzyme General Stock	$88,996	$85,345	$59,216
Allocated proceeds from the issuance of debt	562,062	150,000	—
Payments of debt and capital lease obligations	(154,978)	—	(84,985)
Net cash allocated to Genzyme Biosurgery	(11,993)	(9,910)	(79,451)
Net cash allocated to Genzyme Molecular Oncology	(36,040)	(15,000)	—
Bank overdraft	7,615	9,523	7,220
Payments of notes receivable from stockholders	524	—	—
Other	4,861	2,130	2,510

Net cash provided by (used in) financing activities	461,047	222,088	(95,490)

Effect of exchange rates changes on cash	(462)	(442)	(2,072)

Increase (decrease) in cash and cash equivalents	31,412	41,318	(5,489)
Cash and cash equivalents at beginning of period	135,841	94,523	100,012

Cash and cash equivalents at end of period	$167,253	$135,841	$94,523

Supplemental disclosures of cash flows:
Cash paid during the year for:
Interest	$23,266	$44,191	$18,508
Income taxes	$17,504	$34,014	$30,992
Supplemental disclosures of non-cash transactions:
Transfer of investments to Genzyme Surgical Products — Note A.
Other gains and charges — Note C.
Dispositions of assets — Note D.
Acquisitions — Note E.
Investment in unconsolidated affiliate — Note J.
Conversion of 5 1/4% convertible subordinated notes — Note L.
Conversion of 5% convertible subordinated debentures — Note L.
Warrant exercise — Note M.

        In conjunction with the acquisitions of Novazyme, Wyntek and GelTex, liabilities were assumed as follows:

	For the Years Ended December 31,
	2001	2000
	(Amounts in thousands)
Fair value of assets acquired	$52,169	$618,749
Goodwill	37,493	449,634
Acquired in-process research and development	95,568	118,048
Deferred compensation	2,630	10,206
Issuance of common stock and options	(119,591)	(556,563)
Net cash paid for acquisition and acquisition costs	(56,133)	(451,816)
Liabilities for exit activities and integration	(1,740)	—
Net deferred tax liability assumed	(4,817)	(140,469)

Net liabilities assumed	$5,579	$47,789

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

Basis of Presentation

        The combined financial statements of Genzyme General for each period include the balance sheets, results of operations and cash flows of the businesses we allocate to Genzyme General. We also allocate a portion of our corporate operations to Genzyme General using methods described in our allocation policy below. These combined financial statements are prepared using amounts included in our consolidated financial statements included in this annual report. We have reclassified certain 1999 and 2000 data to conform with the 2001 presentation.

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

        To determine earnings per share, we allocate Genzyme's earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock are defined in our charter as the net income or loss of Genzyme General determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Our charter also requires that all income and expenses of Genzyme Corporation be allocated among the divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so. Because the earnings allocated to Genzyme General Stock are based on the income or losses attributable to Genzyme General, we include financial statements and management's discussion and analysis of Genzyme General to aid investors in evaluating its performance.

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

  •
  proportionate usage—costs incurred which benefit more than one division are allocated based on management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or

  •
  board directed—programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. The board of directors also allocates long-term debt and strategic investments.

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

Translation of Foreign Currencies

        We translate the financial statements of foreign subsidiaries allocated to Genzyme General from local currency into U.S. dollars and include translation adjustments for these subsidiaries in division equity. Genzyme General's division equity includes cumulative foreign currency translation charges of $40.9 million at December 31, 2001 and $33.9 million at December 31, 2000.

        We include exchange gains and losses on intercompany balances which are long-term in nature in our division equity. Our gains and losses on all other transactions are included in results of operations. Genzyme General recorded net gains of $0.4 million in 2001, net losses of $2.0 million in 2000 and net gains of $0.6 million in 1999.

Translation of Foreign Currencies

        We translate the financial statements of our foreign subsidiaries from local currency into U.S. dollars using:

  •
  the current exchange rate at each balance sheet date for assets and liabilities; and

  •
  the average exchange rate prevailing during each period for revenues and expenses.

We consider the local currency for all of our foreign subsidiaries to be the functional currency for that subsidiary. As a result, we included translation adjustments for these subsidiaries in stockholders' equity. We also record as a charge or credit to stockholders' equity exchange gains and losses on intercompany balances that are of a long-term investment nature. Our stockholders' equity includes cumulative foreign currency adjustments of $(40.9) million at December 31, 2001 and $(33.9) million at December 31, 2000.

        Gains and losses on all other foreign currency transactions are included in our results of operations, although these amounts are not material to our financial statements.

Derivative Financial Instruments

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

        In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative-effect adjustment of $4.2 million, net of tax, in our unaudited, consolidated statements of operations for the year ended December 31, 2001 to recognize the fair value of certain common stock warrants held on January 1, 2001. Transition adjustments pertaining to interest rate swaps designated as cash-flow hedges and foreign currency forward contracts were not significant.

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

Net Income (Loss) Per Share

        We calculate earnings per share for each series of our stock using the two-class method, as further described in the notes to our consolidated financial statements. We present earnings per share data only in our consolidated financial statements because Genzyme Corporation is the issuer of the securities. Our divisions do not and cannot issue securities because they are not companies or legal entities.

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

Interdivisional Asset Transfers

        Our board of directors may at any time reallocate any program, product or other asset from one division to any other division. We account for interdivisional asset transfers at book value. The consideration paid for an asset transfer generally must be fair value, as determined by our board of directors. The difference between the consideration paid and the book value of the assets transferred is recorded in division equity. Our board of directors determines fair value using either a risk-adjusted discounted cash flow model or a comparable transaction model.

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

  •
  the duration, cost and probability of success of each phase of development;

  •
  the current and potential size of the market and barriers to entry into the market;

  •
  the maximum number of patients likely to be treated with the product and the speed with which that maximum number will be reached;

  •
  reimbursement policies and pricing limitations;

  •
  current and potential competitors;

  •
  the net proceeds received by us upon the sale of the program or product; and

  •
  the costs of manufacturing and marketing the product or program.

        The comparable transaction model estimates fair value through comparison to valuations established for other transactions within the biotechnology and biosurgical areas involving similar programs and products having similar terms and structure. In identifying comparable transactions, we consider, among other factors, the following:

  •
  the similarity of market opportunity;

  •
  the comparability of the medical needs addressed;

  •
  the similarity of the regulatory, reimbursement and competitive environment;

  •
  the stage of product or program development; and

  •
  the risk profile of successfully commercializing the product or program.

        We customarily use the comparable transaction model to corroborate valuations derived under the risk-adjusted discounted cash flow model.

        When determining the fair value of a program under development using either model, our board of directors also takes into account the following criteria:

  •
  the commercial potential of the program;

  •
  the phase of clinical development of the program;

  •
  the expenses associated with realizing any income from the program and the likelihood and time of the realization; and

  •
  other matters that our board of directors and its financial advisors, if any, deem relevant.

        One division may compensate another division for a reallocation with cash or other consideration having a value equal to the fair market value of the reallocated assets. In the case of a reallocation of assets from Genzyme General to another division, our board of directors may elect instead to account for the reallocation as an increase in the designated shares representing the division to which the assets are reallocated in accordance with the provisions of our charter. Designated shares are authorized but unissued shares of a division's common stock that our board of directors may from time to time issue, sell or otherwise distribute without allocating the proceeds or other benefits of such issuance, sales or distribution to the division tracked by the stock. No gain or loss is recognized as a result of these transfers.

        Our policy regarding transfers of assets between divisions may not be changed by our board of directors without the approval of the holders of Genzyme Biosurgery Stock or Genzyme Molecular Oncology Stock voting as separate classes unless the policy change does not affect one of those divisions.

Other Interdivisional Transactions

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

  •
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

  •
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

  •
  Other than transactions involving research and development, manufacturing, distribution, sales, marketing, general and administrative services, which are addressed above, all interdivision transactions are performed on terms and conditions obtainable in arm's length transactions with third parties.

  •
  Our board must approve interdivision transactions that are performed on terms and conditions other than as described above and are material to one or more of the participating divisions. In giving its approval, our board must determine that the transaction is fair and reasonable to each participating division and to holders of the common stock representing each participating division.

  •
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

  •
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

NOTE C.    OTHER GAINS AND CHARGES

        In 2001, Genzyme General recorded $27.0 million of charges to selling, general and administrative expenses resulting from Pharming Group, N.V.'s decision to file for and operate under a court-supervised receivership. Included was a write-off of the $10.2 million in principal and accrued interest due to us under the 7% senior convertible note issued to us by Pharming Group, and a charge of $16.8 million representing our commitment to fund all of the operations of the LLC, which in turn is legally obligated to supply transgenic human alpha-glucosidase enzyme until the nine patients currently enrolled in the clinical trial for this product can be transitioned to a CHO-cell derived product. As a result of Pharming Group's failure to make payments to fund our joint venture for the development of a CHO-cell product for Pompe disease under a strategic alliance agreement, we terminated this agreement in August and have assumed full operational and financial responsibility for the development of the CHO-cell product. Our joint venture with Pharming Group covering a transgenic product for Pompe disease remains in place; however, we do not intend to commercialize this product.

        In 2001, Genzyme General recorded a charge of $4.7 million to research and development expenses, representing the net amount owed by Pharming Group to the CHO-cell product joint venture we previously formed with Pharming Group that we believed was uncollectable.

        In June 2000, Celtrix was acquired by Insmed, upon which our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock. We recognized a $7.6 million gain upon this exchange in 2000, which we allocated to Genzyme General.

        In 2000, we recorded a gain of approximately $5.1 million in connection with the settlement of a lawsuit. We allocated these proceeds to Genzyme General and recorded them as other income. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase enzyme at a fill facility operated by a contractor to Genzyme General.

        In 2000, Genzyme General recorded gains of $22.7 million relating to public offerings of common stock by our unconsolidated affiliate, Genzyme Transgenics. We recorded this gain as gain on affiliate sale of stock and allocated it to Genzyme General.

        In 1999, we recorded a net gain of $14.4 million upon receipt of a payment associated with the termination of our agreement to acquire Cell Genesys, Inc. We allocated this gain to Genzyme General.

NOTE D. DISPOSITIONS OF ASSETS

ATIII LLC

        In July 2001, we transferred our 50% ownership interest in ATIII LLC, our joint venture with Genzyme Transgenics for the development and commercialization of ATIII, to Genzyme Transgenics. In exchange for our interest in the joint venture, we will receive a royalty on worldwide net sales (excluding Asia) of any of Genzyme Transgenics' products based on ATIII beginning three years after the first commercial sale of each such product up to a cumulative maximum amount of $30.0 million. We will allocate any royalty amount that we receive to Genzyme General. Prior to the transfer, we consolidated the results of ATIII LLC because we had control of ATIII LLC through our combined, direct and indirect ownership interest in the joint venture.

Sybron Laboratory Products

        In July 1999, we sold the assets of our immunochemistry product line to an operating unit of Sybron Laboratory Products Corp. for $5.0 million in cash. We recorded a gain of $0.5 million in connection with the sale of this product line and allocated it to Genzyme General.

NOTE E.    ACQUISITIONS

Novazyme

        In September 2001, we acquired all of the outstanding capital stock of Novazyme, a privately-held developer of biotherapies for the treatment of LSDs, for an initial payment of approximately 2.6 million shares of Genzyme General Stock. Novazyme shareholders received 0.5714 of a share of Genzyme General Stock for each share of Novazyme common stock they held. We will be obligated to make two additional payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive U.S. marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies. In connection with the merger, we also assumed all of the outstanding options, warrants and rights to purchase Novazyme common stock and exchanged them for options, warrants and rights to purchase Genzyme General Stock, on an as-converted basis. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Novazyme are included in our consolidated financial statements and the combined financial statements of Genzyme General from September 26, 2001, the date of acquisition.

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

        We issued approximately 2.6 million shares of Genzyme General Stock to Novazyme's shareholders. These shares were valued at $110.6 million using the average trading price of Genzyme General Stock for the four day trading period ending on September 26, 2001, the date of acquisition. Options, warrants and rights to purchase shares of Genzyme General Stock were valued at $9.0 million using the Black-Scholes model. In accordance with Financial Accounting Standards Board

Interpretation No. 44, at the date of acquisition we allocated the $2.6 million intrinsic value of the portion of the unvested options related to the future service period to deferred compensation in division equity. We are amortizing the unvested portion to operating expense over the remaining vesting period of approximately 22 months.

        In connection with our acquisition of Novazyme, we acquired a technology platform that we believe can be leveraged in the development of treatments for various LSDs. As of the acquisition date, the technology platform had not achieved technological feasibility and would require significant further development to complete. Accordingly, we have allocated to in-process research and development, which we refer to as IPR&D, and charged to expense $86.8 million, representing the portion of the purchase price attributable to the technology platform. In accordance with generally accepted accounting principles, the amount allocated to IPR&D was charged as an expense in the combined financial statements of Genzyme General for the year ended December 31, 2001.

        Our management assumes responsibility for determining the IPR&D valuation and engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the probability-adjusted net cash flows expected to result once the technology has reached technological feasibility and is utilized in the treatment of certain LSDs. A discount rate of 16% was applied to estimate the present value of these cash flows and is consistent with the overall risks of the platform technology. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology and adjusted the future cash flows to reflect the contribution of value from these assets. In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered. The platform technology is specific to LSDs and there is currently no alternative use for the technology in the event that it fails as a platform for enzyme replacement therapy for the treatment of LSDs. As of December 31, 2001, the technological feasibility of the acquired platform technology had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

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

        Wyntek is currently developing a cardiovascular product to rapidly measure the quantitative levels of cardiac marker proteins. These are the leading markers for the diagnosis of acute myocardial infarction. The product consists of a mobile, stand-alone, quantitative diagnostic device and a reaction strip that detects disease specific marker proteins. The device will be used to read reaction strips at the patient's bedside or in an emergency room setting. As of December 31, 2001, the technological feasibility of the acquired programs had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred. We expect to launch the product during the second half of 2002.

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

        The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (dollars in thousands):

Cash paid	$515,151
Issuance of 15.8 million shares of Genzyme General Stock	491,181
Issuance of options and warrants to purchase 3.2 million shares of Genzyme General stock	62,882
Existing equity investment in GelTex	2,500
Acquisition costs	4,321

Total purchase price	$1,076,035

Cash and cash equivalents	$67,656
Short-term investments	75,338
Prepaid expenses and other assets	24,669
Inventory	8,156
Property, plant & equipment	45,477
Intangible assets (to be amortized straight-line over 5 to 15 years)	465,109
Goodwill	452,544
In-process research and development	118,048
Deferred tax asset	35,016
Deferred compensation	10,206
Assumed liabilities	(47,789)
Deferred tax liability	(178,395)

Allocated purchase price	$1,076,035

        The 15.8 million shares of Genzyme General Stock issued in exchange for all of the outstanding shares of GelTex common stock were valued at $491.2 million using the average trading price of Genzyme General Stock over three days before and after the September 11, 2000 announcement of the merger. Options and warrants to purchase approximately 3.2 million shares of Genzyme General Stock were valued at $62.9 million using the Black-Scholes model. In accordance with Financial Accounting Standards Board Interpretation No. 44, the intrinsic value of the portion of the unvested options related to the future service period of $10.2 million has been allocated to deferred compensation in division equity. The unvested portion was amortized to operating expense over the remaining vesting period of approximately one year which concluded in December 2001.

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

NOTE E.    ACQUISITIONS (Continued)

        In connection with the purchase of GelTex, Genzyme General allocated approximately $118.0 million of the purchase price to IPR&D. Although management ultimately is responsible for determining the fair value of the acquired IPR&D, we engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached technological feasibility. The discount rates used were consistent with the risks of each project, and ranged from 35% to 40%. In estimating future cash flows, management considered other tangible and intangible assets, including core technology, required for successful exploitation of the technology resulting from each purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased research and development was the amount attributable to the efforts of GelTex up to the time of acquisition. This amount was estimated through application of the "stage of completion" calculation, which calculation involves multiplying total estimated revenue for IPR&D by the percentage of completion of each purchased research and development project at the time of acquisition.

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

Peptimmune

        In July 1999, we acquired Peptimmune, Inc., a privately-held company whose lead development program focused on a treatment for pemphigus vulgaris. We allocated this acquisition to Genzyme General and accounted for it as a purchase. We allocated the aggregate purchase price of $6.5 million and assumed liabilities of $0.3 million to the tangible and intangible assets we acquired from Peptimmune based on their respective fair values (amounts in thousands):

Property, plant & equipment	$128
Deferred tax asset	1,229
In-process research and development	5,436

Total	$6,793

        The $5.4 million allocated to IPR&D represents the value we assigned to Peptimmune's programs that were still in the development stage and for which there was no alternative future use. We recorded this amount as a charge to operations. As of December 31, 2001, these products were still under development.

        Substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technical feasibility. In addition, once research is completed, each product will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue and on the results of preclinical and clinical studies. We cannot give you assurances that any of these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially affected.

Unaudited Pro Forma Financial Summary

        The following unaudited pro forma financial summary is presented as if the acquisitions of Novazyme, Wyntek and GelTex were completed as of January 1, 2001 and 2000. The unaudited pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisitions been consummated on those dates, or of the future operations of the combined entities. Material nonrecurring charges related to these acquisitions, such as acquired IPR&D charges of $118.0 million resulting from the acquisition of GelTex, $86.8 million resulting from the acquisition of Novazyme, $8.8 million resulting from the acquisition of Wyntek and are not reflected in the following unaudited pro forma financial summary:

	For the Year Ended December 31,
	2001	2000
	(Amounts in thousands)
Total revenues	$990,339	$813,045
Income before extraordinary items and cumulative effect of change in accounting principle, net of tax	80,797	114,320
Division net income	84,964	114,320

NOTE F.    DERIVATIVE FINANCIAL INSTRUMENTS

        Note E., "Derivative Financial Instruments," to our consolidated financial statements contains information regarding interest rate swap contracts that are allocated to Genzyme General. We incorporate that information into this note by reference.

NOTE G.    ACCOUNTS RECEIVABLE AND INTANGIBLE ASSETS

        Genzyme General's trade receivables primarily represent amounts due from distributors, healthcare service providers and companies and institutions engaged in research, development or production of pharmaceutical and biopharmaceutical products. Genzyme General performs credit evaluations of its customers on an ongoing basis and generally does not require collateral. Genzyme General states accounts receivable at fair value after reflecting an allowance for doubtful accounts and certain other allowances. These allowances were $11.9 million at December 31, 2001 and $16.9 million at December 31, 2000.

        The following table contains information on Genzyme General's intangible assets for the periods presented:

	December 31, 2001	Weighted Average Estimated Useful Life (Years)	December 31, 2000	Weighted Average Estimated Useful Life (Years)
	(Amounts in thousands, except useful life data)
Goodwill	$558,610	14	$518,205	15
Acquired technology	378,364	14	340,911	15
Patents	117,545	15	116,732	15
License fees	25,075	15	25,075	15
Customer lists	8,324	10	8,324	10
Trademarks	6,526	15	6,526	15
Non-compete agreements	6,000	5	6,000	5
Other	7,497	5	6,372	5

	1,107,941		1,028,145
Less accumulated amortization	(126,473)		(50,998)

Intangible assets, net	$981,468		$977,147

NOTE H.    INVENTORIES

	December 31,
	2001	2000
	(Amounts in thousands)
Raw materials	$39,285	$30,275
Work-in-process	53,408	47,880
Finished products	35,171	30,612

Total	$127,864	$108,767

NOTE I.    PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2001	2000
	(Amounts in thousands)
Plant and equipment	$284,662	$240,779
Land and buildings	264,800	212,750
Leasehold improvements	120,080	103,301
Furniture and fixtures	16,125	13,534
Construction-in-progress	149,806	93,534

	835,473	663,898
Less accumulated depreciation	(254,072)	(217,139)

Property, plant and equipment, net	$581,401	$446,759

        Genzyme General's depreciation expense was $42.5 million in 2001, $29.1 million in 2000, and $36.9 million in 1999.

        Genzyme General capitalizes costs it incurs in validating the manufacturing process for products which have reached technological feasibility. As of December 31, 2001, capitalized validation costs, net of accumulated depreciation, were $20.3 million. Genzyme General has capitalized the following amounts of interest costs incurred in financing the construction of manufacturing facilities (amounts in millions):

2001	2000	1999
$4.2	$2.2	$1.2

The estimated cost of completion for assets under construction as of December 31, 2001 is $349.3 million.

NOTE J.    INVESTMENTS

Marketable Securities

	December 31,
	2001		2000
	Cost	Market Value	Cost	Market Value
	(Amounts in Thousands)
Cash equivalents(1):
Corporate notes	$1,550	$1,552	$50,922	$50,922
U.S. Governmental agencies	22,646	22,720	—	—
Money market fund	75,003	75,003	52,456	52,456

	$99,199	$99,275	$103,378	$103,378

Short-term:
Corporate notes	$47,221	$47,921	$82,988	$83,191
U.S. Governmental agencies	16,084	16,464	13,175	13,207
Non U.S. Governmental agencies	1,042	1,066	—	—
U.S. Treasury notes	1,005	1,030	246	246

	$65,352	$66,481	$96,409	$96,644

Long-term:
Corporate notes	$509,560	$521,519	$186,904	$190,542
U.S. Governmental agencies	156,282	157,526	99,549	100,803
Non U.S. Governmental agencies	36,397	36,929	—	—
U.S. Treasury notes	89,611	91,792	7,432	7,496

	$791,850	$807,766	$293,885	$298,841

Investments in equity securities	$50,347	$88,686	$73,117	$119,648

(1)
Cash equivalents are included as part of cash and cash equivalents on our balance sheets.

        The following table contains information regarding the range of contractual maturities of Genzyme General's investments in debt securities:

	December 31,
	2001		2000
	Cost	Market Value	Cost	Market Value
	(Amounts in thousands)
Within 1 year	$164,551	$165,756	$199,787	$200,021
1-2 years	202,071	206,705	85,712	86,686
2-10 years	589,779	601,061	208,173	212,156

	$956,401	$973,522	$493,672	$498,863

Realized and Unrealized Gains and Losses on Marketable Securities and Investments in Equity Securities

        Genzyme General recorded charges of $11.8 million in 2001 in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group and $4.5 million in connection with our investment in the common stock of Targeted Genetics, because we considered the decline in the value of these investments to be other than temporary.

        In August 2001, Pharming Group announced that it would file for receivership in order to seek protection from its creditors. In the quarter ended September 30, 2001, Genzyme General recorded a charge of $8.5 million, representing a write-down of our investment in Pharming Group common stock.

        In April 2001, Antigenics announced that it had entered into a definitive merger agreement with Aronex. The merger was completed in July 2001. Under the terms of the merger agreement, we received 0.0594 of a share of Antigenics common stock for each share of Aronex common stock that we held. As a result of this merger, Genzyme General recorded a $1.2 million charge to reflect the fair market value of our investment in Aronex at June 30, 2001.

        Genzyme General recorded gains of $16.4 million in 2000 resulting from sales of portions of our investment in Genzyme Transgenics common stock. Genzyme General also recognized a $7.6 million gain in 2000, resulting from the Ismed acquisition of Celtrix, in which our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock. The tax effect of these gains were offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses.

        During 2000, Genzyme General recorded gains of $2.0 million in 1999 upon the sale of its investment in shares of Techne common stock. Genzyme General also recorded a $5.7 million charge in 1999 in connection with its investments in the common stock of Pharming Group and IntegraMed America because we considered the decline in the value of those investments to be other than temporary. Given the significance and duration of the declines as of the end of the applicable quarters, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and that, accordingly, any evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments.

        Genzyme General records gross unrealized holding gains and losses in division equity. The following table sets forth the amounts recorded:

	December 31,
	2001	2000
Unrealized holding gains	$56.2 million	$60.7 million
Unrealized holding losses	$0.6 million	$7.9 million

Note I., "Investments," to our consolidated financial statements contains information regarding Genzyme General's:

  •
  Equity investments in:

  •
  Abiomed, Inc.;

  •
  Antigenics, Inc. (formerly Aronex Pharmaceuticals, Inc.);

  •
  BioMarin Pharmaceutical, Inc.;

  •
  Cambridge Antibody Technology Group plc;

  •
  Crucell, N.V.;

  •
  Healthcare Ventures V, L.P.;

  •
  Oxford Bioscience Partners IV LP;

  •
  Pharming Group N.V.;

  •
  ProQuest Investments II, L.P.;

  •
  Targeted Genetics Corp.;

  •
  Viacell, Inc.;

  •
  Investments in, and relationships with, Genzyme Transgenics, ATIII LLC and Dyax Corporation; and

  •
  Investments in the following joint ventures:

  •
  BioMarin/Genzyme LLC;

  •
  Diacrin/Genzyme LLC;

  •
  Genzyme/Pharming Alliance LLC;

  •
  Pharming/Genzyme LLC; and

  •
  RenaGel LLC.

We incorporate that information into this note by reference.

NOTE K.    ACCRUED EXPENSES

	December 31,
	2001	2000
	(Amounts in thousands)
Compensation	$40,080	$20,811
Purchase accrual	12,508	11,468
Bank overdrafts	17,138	9,523
Royalties	2,549	7,318
Rebates	7,950	6,482
Acquisition costs	—	4,698
Other	39,286	37,901

Total accrued expenses	$119,511	$98,201

NOTE L.    LONG-TERM DEBT AND LEASES

Long-Term Debt and Capital Lease Obligations

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

        Interest expense related to these debentures was $12.9 million in 2001, which includes $1.8 million for amortization of offering costs. The fair value of these debentures at December 31, 2001 was $631.8 million.

        In June 2001, we completed the redemption of our $250.0 million in principal of 5 1/4% convertible subordinated notes due 2005. Prior to the redemption date, holders of the notes elected to convert substantially all of the principal of the notes into approximately 12.6 million shares of Genzyme General Stock, approximately 0.7 million shares of Biosurgery Stock and approximately 0.7 million shares of Molecular Oncology Stock. On June 15, 2001, the redemption date, we redeemed the remaining notes using cash allocated to Genzyme General.

        In August 2001, we completed the redemption of our $21.2 million in principal of 5% convertible subordinated debentures due 2003. Prior to the redemption date, the holders of the debentures elected to convert all of the principal of the debentures into approximately 1.3 million shares of Genzyme General Stock. We paid approximately $3.2 million in cash for the accrued interest on the debentures through the date of conversion using cash allocated to Genzyme General. The following is a summary of our long-term debt and capital lease obligations:

	December 31,
	2001	2000
	(Amounts in thousands)
3% convertible subordinated debentures due May 2021	$575,000	$—
5 1/4% convertible subordinated notes	—	250,000
Revolving credit facility maturing December 2003	—	150,000
5% convertible subordinated debentures due August 2003	—	23,680
Notes payable	6,723	5,493
Capital lease obligations	25,203	26,511

	606,926	455,684
Less current portion	(6,841)	(1,448)

	$600,085	$454,236

        Over the next five years, Genzyme General will be required to repay the following principal amounts on its long-term debt, excluding capital leases, (amounts in millions):

2002	2003	2004	2005	2006	After 2006
$6.8	$0.1	$—	$25.0	$575.0	$—

Other Long Term Debt

        Note K. "Long Term Debt and Leases," to our consolidated financial statements contains information regarding our:

  •
  revolving credit facility; and

  •
  notes payable resulting from the acquisition of Novazyme in 2001 and GelTex in 2000.

We incorporate that information into this note by reference.

Capital Leases

        In connection with our acquisition of GelTex in December 2000, we assumed a capital lease obligation pursuant to an October 1998 lease agreement for the construction of GelTex's administrative offices in Waltham, Massachusetts. The lease provides for the lessor to fund the construction of the facility in exchange for interest-only lease payments equal to the total amount funded by the lessor multiplied by the LIBOR rate plus 1.8%. The construction was completed in October 1999 and the construction costs funded by the lessor aggregated $25.0 million. After giving effect to an interest swap agreement, we make monthly interest payments of $187,000 based on a fixed rate of 8.99% and an outstanding principal amount of $25.0 million. Therefore, we will make annual interest payments under this lease of approximately $2.2 million each year through 2005. The $25.0 million capital lease obligation and corresponding building is recorded in Genzyme General's combined balance sheet. The building is being depreciated over its estimated useful life.

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

Operating Leases

        Genzyme General leases facilities and personal property under non-cancellable operating leases with terms in excess of one year. Genzyme General's total expense under operating leases was (amounts in millions):

2001	2000	1999
$22.2	$20.7	$20.7

        Over the next five years, Genzyme General will be required to repay the following amounts under non-cancellable operating leases (amounts in millions):

2002	2003	2004	2005	2006	After 2006
$15.7	$20.3	$21.0	$18.3	$10.9	$184.6

        In June 1992, we entered into a 65-year land lease with an unaffiliated lessor. Annual expenses under this lease, which are allocated to Genzyme General, were $1.5 million in 2001, 2000 and 1999. Our rent under this lease increases every five years based on the Consumer Price Index or, at a minimum, 3% per year.

        In August 2000, we entered into an agreement to lease a significant portion of a multi-use urban complex in Cambridge, Massachusetts for our new corporate headquarters. The lessor will fund the construction of the complex, except that we will fund certain leasehold improvements to be made to the portion of the building leased by us. Our lease payments will be determined as a function of the aggregate project costs incurred by the lessor and the resulting rentable space of the complex, plus common area charges. Payments under the lease will commence upon completion of construction, which we estimate to be in 2003. We have included estimated payments for this lease in the operating lease schedule above. The lease term is for 15 years and may be extended for two successive ten-year perionds. The lease also provides us with an option, exercisable on or before July 1, 2003, to lease an additional building on mutually acceptable terms.

        In August 2001, we entered into a lease agreement with an unaffiliated lessor for approximately 16 acres of land at the Waterford Industrial Estate in Waterford, Ireland. The land, situated at the lessor's Industrial Estate in the County of Waterford, will be used for the development of a multi-product manufacturing center in the Republic of Ireland. The lease term is for 999 years with rent payable in advance on January 1, of each year. For the first five year period the term of the annual rent shall be approximately $3,000 per year. Our rent under this lease increases every five years based on the Consumer Price Index with increases not to exceed 10% of the rent payment from the prior five year period.

NOTE M. DIVISION EQUITY

        The following table contains the components of division equity for Genzyme General for the periods presented:

	December 31,
	2001	2000	1999
	(Amounts in thousands)
Balance at beginning of period	$1,750,280	$1,007,614	$939,967
Division net income	8,046	85,956	142,077
Allocation of tax benefits generated by:
Genzyme Biosurgery	24,593	28,023	26,994
Genzyme Molecular Oncology	11,904	7,476	7,812
Allocated proceeds from issuance of Genzyme General Stock under stock plans	86,705	85,345	59,587
Allocated proceeds from issuance of Genzyme General Stock from the exercise of warrants and stock purchase rights	2,291	—	—
Allocation of cash:
to Genzyme Molecular Oncology for Molecular Oncology designated shares (1)	(4,040)	(15,000)	—
to Genzyme Molecular Oncology in exchange for the reallocation of diagnostic assets from Genzyme Molecular Oncology to Genzyme General	(32,000)	—	—
to Genzyme Surgical Products for Surgical Products designated shares (1)	—	—	(176,706)
to Genzyme Tissue Repair for Tissue Repair designated shares (1)	—	(9,910)	(4,937)
to Genzyme Biosurgery for research program	—	—	(100)
to Genzyme Biosurgery for transfer of interest in joint venture	—	—	(25,000)
to Genzyme Biosurgery for Biosurgery designated shares (1)	(12,000)	—	—
Allocated tax benefit from disqualified dispositions	50,176	17,041	24,238
Allocation for the acquisition of GelTex	—	541,615	—
Allocation for the acquisition of Novazyme	115,652	—
Conversion of $250.0 million 5 1/4 convertible subordinated notes	246,072	—	—
Conversion of $21.2 million 5% convertible subordinated debentures	21,200	—	—
Allocated stock compensation expense	10,130	1,682	58
Allocated equity adjustments	1,343	438	13,624

Balance at end of period	$2,280,352	$1,750,280	$1,007,614

(1)
Designated shares are shares of our common stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to the division corresponding to that series of stock. As of December 31, 2001, there were approximately

  3.2 million Biosurgery designated shares and approximately 1.7 million Molecular Oncology designated shares.

Interdivisional Financing Arrangements

Genzyme Biosurgery

        Our board of directors has made $25.0 million of Genzyme General's cash available to Genzyme Biosurgery. Under this arrangement, Genzyme Biosurgery is able to draw down funds as needed each quarter in exchange for designated shares based on the fair market value (as defined in our charter) of Biosurgery Stock at the time of the draw. Genzyme Biosurgery has made the following draws during the past three fiscal years:

  •
  In 1999—none;

  •
  In 2000—two draws aggregating $10.0 million in exchange for a reserve of approximately 1.7 million Tissue Repair designated shares, which were converted into approximately 0.6 million Biosurgery designated shares;

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

At December 31, 2001, $11.0 million remained available to Genzyme Molecular Oncology under this arrangement.

Stock Compensation Plans

        We apply APB Opinion No. 25 and related interpretations in accounting for our five stock-based compensation plans: the 1990 Equity Incentive Plan, the 1997 Equity Incentive Plan, the 2001 Equity Incentive Plan, the 1998 Director Stock Option Plan (each of which are stock option plans), the 1990 Employee Stock Purchase Plan and the 1999 Employee Stock Purchase Plan. We do not recognize compensation expense for options granted and shares purchased under the provisions of these plans for options granted to employees fixed terms with an exercise price greater than or equal to fair market value at the date of grant.

        The following table sets forth division net income (loss) data for Genzyme General as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS 123 based on the fair value at the grant dates of the awards, and the compensation expense related to Genzyme General Stock awards was allocated to Genzyme General in accordance with our allocation policies:

	December 31,
	2001	2000	1999
	(Amounts in thousands)
Division net income (loss):
As reported	$44,543	$85,956	$142,077
Pro forma	(7,345)	50,553	124,417

        Note L., "Stockholders' Equity," to our consolidated financial statements contains information regarding the assumptions we made in calculating pro forma compensation expense in accordance with SFAS 123. The effects of applying SFAS 123 are not likely to be representative of the effects on reported division net income in future years.

NOTE N.    RESEARCH AND DEVELOPMENT AGREEMENTS

        Genzyme General's revenue from its material research and development agreements was as follows:

2001	2000	1999
$3.3 million	$0.5 million	$1.5 million

        Note I, "Investments" and Note M., "Research and Development Agreements," to our consolidated financial statements contains information regarding Genzyme General's:

  •
  relationships with Genzyme Transgenics Corporation; and

  •
  investments in the following joint ventures:

  •
  BioMarin/Genzyme LLC;

  •
  Diacrin/Genzyme LLC;

  •
  Pharming/Genzyme LLC; and

  •
  Genzyme/Pharming Alliance LLC;

  •
  ATIII LLC; and

  •
  RenaGel LLC.

We incorporate that information in this note by reference.

NOTE O.    COMMITMENTS AND CONTINGENCIES

        We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 2001 which, if adversely decided, would have a material adverse effect on Genzyme General's results of operations, financial condition or liquidity.

        As of December 31, 2001, we had approximately $7.7 million of capital commitments related to manufacturing capacity expansion, all of which were allocated to Genzyme General.

NOTE P.    INCOME TAXES

        Genzyme General's income before income taxes and the related income tax expense (benefit) are described in the following table:

	2001	2000	1999
	(Amounts in thousands)
Domestic	$36,445	$165,266	$210,097
Foreign	20,100	13,329	16,380

Total	$56,545	$178,595	$226,477

Currently payable:
Federal	$96,766	$90,483	$77,779
State	6,576	4,737	4,302
Foreign	8,123	3,607	5,733

Total	$111,465	$98,827	$87,814

Deferred:
Federal	$(41,416)	$(2,930)	$1,041
State	(2,770)	(182)	(181)
Foreign	(14,613)	(3,076)	(4,274)

Total	$(58,799)	$(6,188)	$(3,414)

Provision for income taxes	$52,666	$92,639	$84,400

        Genzyme General's provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	2001	2000	1999
Tax at U.S. statutory rate	35.0%	35.0%	35.0%
Losses in foreign subsidiary and less than 80% owned subsidiaries with no current tax benefit	—	(1.9)	0.1
State taxes, net	6.7	2.0	1.3
Foreign sales corporation	(18.3)	(4.4)	(2.3)
Nondeductible amortization	19.3	1.2	0.8
Benefit of tax credits	(6.5)	(1.7)	(1.5)
Utilization of operating loss carryforwards	(3.8)	—	—
Charge for purchased research and development	57.6	23.3	0.9
Foreign rate differential	1.8	(0.9)	—
Other, net	1.3	(0.7)	3.0

Effective tax rate	93.1%	51.9%	37.3%

        The components of net deferred tax assets are described in the following table:

	December 31,
	2001	2000
	(Amounts in thousands)
Deferred tax assets:
Net operating loss carryforwards	$34,211	$35,769
Tax credits	19,448	13,304
Inventory	40,206	26,997
Reserves, accruals and other	32,388	15,822
Allocation of tax asset from Genzyme Biosurgery	11,779	12,123
Allocation of tax asset from Genzyme Molecular Oncology	269	437

Gross deferred tax asset	138,301	104,452
Valuation allowance	—	(13,592)

Deferred tax asset	138,301	90,860

Deferred tax liabilities:
Depreciable assets	(17,108)	(21,149)
Realized and unrealized capital gains	(8,640)	(7,530)
Deferred gains	(898)	(878)
Intangibles	(122,155)	(134,684)
Investments in unconsolidated subsidiaries	—	(4,396)

Deferred tax liability	(148,801)	(168,637)

Net deferred tax liability	$(10,500)	$(77,777)

        As of December 31, 2000, Genzyme General had valuation allowances of $13.6 million against otherwise recognizable deferred tax assets, primarily consisting of capital losses from the purchase of in-process research and development, as the realizability of the assets was not sufficiently assured. As a result of the resolution of several tax audit matters in 2001, Genzyme General was able to recognize these deferred tax assets and, therefore, released the related valuation allowances. The resolution of these matters resulted in the recognition of $2.2 million of net tax benefits in the second quarter of 2001.

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

        At December 31, 2001 Genzyme General had for U.S. income tax purposes allocated net operating loss carryforwards of $97.7 million and an allocated tax credit carryforward of $16.8 million. The net operating loss carryforwards expire between 2007 and 2021 and, prior to expiration, Genzyme General's ability to use this carryforward may be limited under U.S. tax laws.

NOTE Q.    BENEFIT PLANS

        Note P., "Benefit Plans," to our consolidated financial statements contains information regarding our 401(k) and other pension plans. We incorporate that information into this note by reference.

NOTE R.    SEGMENT INFORMATION

        In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", we present segment information in a manner consistent with the method we use to report this information to our management. Applying SFAS No. 131, Genzyme General has two reportable segments:

  •
  Therapeutics, which develops, manufactures and distributes human therapeutic products with an expanding focus on products which treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, and other specialty therapeutics. The business derives substantially all of its revenue from sales of Cerezyme enzyme and Renagel phosphate binder; and

  •
  Diagnostic products, which provides diagnostic products to niche markets, focusing on in vitro diagnostics.

        We have provided information concerning the operations in these reportable segments in the following table:

	December 31,
	2001	2000	1999
	(Amounts in thousands)
Revenues:
Therapeutics (1)	$783,736	$600,679	$488,705
Diagnostic products (2)	76,858	61,469	57,971
Other (3)	118,008	89,371	86,409
Eliminations/Adjustments (3)	3,324	964	2,281

Total	$981,926	$752,483	$635,366

Depreciation and amortization expense:
Therapeutics (1,4)	$75,884	$8,913	$13,069
Diagnostic products (2,4)	7,819	4,940	1,909
Other (3)	7,066	7,226	6,422
Eliminations/Adjustments (3)	27,184	20,127	20,835

Total	$117,953	$41,206	$42,235

Equity in net loss of unconsolidated affiliates:
Therapeutics (5)	$(30,214)	$(42,801)	$(30,094)
Diagnostic products	—	—	—
Other (3)	126	(64)	56
Eliminations/Adjustments (6)	(4,277)	(2,100)	(7,385)

Total	$(34,365)	$(44,965)	$(37,423)

Income tax (expense) benefits:
Therapeutics (1)	$(17,522)	$(53,046)	$(84,859)
Diagnostic products(2)	1,269	(2,056)	(2,485)
Other (3)	(4,818)	1,006	2,952
Eliminations/Adjustments (3)	(31,595)	(38,543)	(8)

Total	$(52,666)	$(92,639)	$(84,400)

Division net income:
Therapeutics (1,7,8)	$81,937	$94,065	$133,854
Diagnostic products (2,9)	(1,075)	3,004	3,915
Other (4,10)	8,383	(1,790)	(4,661)
Eliminations/Adjustments (11)	(85,366)	(9,323)	8,969

Division net income before cumulative effect of change in accounting principle	3,879	85,956	142,077
Cumulative effect of change in accounting principle, net of tax (12)	4,167	—	—

Division net income	$8,046	$85,956	$142,077

(1)
In December 2000 we acquired GelTex. The results of operations of GelTex are included in our Therapeutics segment beginning on December 14, 2000, the date of acquisition. See Note E., "Acquisitions," above.

(2)
In June 2001, we acquired Wyntek and allocated the acquisition to Genzyme General. The results of operations of Wyntek are included in our Diagnostic products business segment beginning on June 1, 2001, the date of acquisition. See Note E., "Acquisitions," above.

(3)
Other includes amounts attributable to our genetic testing and pharmaceutical businesses, both of which operate within Genzyme General. Eliminations/adjustments consist primarily of amounts related to Genzyme General's research and development and administrative activities that we do not specifically allocate to a particular segment of Genzyme General.

(4)
In 2001, includes the amortization of the intangible assets generated by the acquisition of Wyntek beginning on June 1, 2001. In 2000, includes the amortization of the intangible assets generated by the GelTex acquisition beginning on December 14, 2000. See Note E., "Acquisitions," above.

(5)
In 2000, includes Genzyme General's 50% portion of the losses of RenaGel LLC through December 13, 2000. In connection with the acquisition of GelTex, we acquired GelTex's 50% interest in RenaGel LLC and, as a result, consolidated the activities of the joint venture for the period from December 14, 2000 through December 31, 2000. See Note E., "Acquisitions," above.

(6)
Represents our portion of the net loss of Genzyme Transgenics, an unconsolidated affiliate, which we do not specifically allocate to a particular segment of Genzyme General.

(7)
In September 2001, we acquired Novazyme and allocated the acquisition to Genzyme General. The results of operations of Novazyme are included in our Therapeutics business segment beginning on September 26, 2001, the date of acquisition. See Note E., "Acquisitions," above.

(8)
Therapeutics net income includes charges for IPR&D of:

  •
  in 2001—$86.8 million related to the acquisition of Novazyme;

  •
  in 2000—$118.0 million related to the acquisition of GelTex; and

  •
  in 1999—$5.4 million related to the acquisition of Peptimmune.

  See Note E., "Acquisitions," above.

(9)
Diagnostic products' net loss for 2001 includes an $8.8 million charge for IPR&D related to the acquisition of Wyntek. See Note E., "Acquisitions," above. Diagnostic products' net income for 1999 includes a pre-tax gain on the sale of a product line of $0.5 million in 1999. See Note D., "Disposition of Assets," above.

(10)
Other income for 1999 includes a $7.5 million pre-tax gain on the sale of a product line. See Note D., "Dispositions of Assets," above.

(11)
Includes the net income (loss) of Genzyme General's corporate administrative and research and development activities which we do not specifically allocate to a particular segment of Genzyme General including the following (pre-tax):

  •
  gains on affiliate sale of stock of $0.2 million in 2001, $22.7 million in 2000 and $6.7 million in 1999, recognized in accordance with our policy pertaining to affiliate sales of stock, all of which resulted from the sale of common stock by Genzyme Transgenics, an unconsolidated affiliate;

    •
    losses on equity investments of $26.0 million in 2001, including a charge of $8.5 million to write-off our investment in Pharming Group, a charge of $11.8 million to write down our investment in Cambridge Antibody Technology and a charge of $4.5 million to write down an investment in Targeted Genetics;

    •
    net gains on investments in equity securities of $23.2 million in 2000 and $2.0 million in 1999 resulting from sales of a portion of our investment portfolio in each period; and

    •
    in 2000, net proceeds of $5.1 million received in connection with the settlement of a lawsuit and in 1999, a $14.4 million gain upon receipt of a payment associated with the termination of the agreement to acquire Cell Genesys.

(12)
On January 1, 2001, in connection with the adoption of SFAS No. 133, Genzyme General recorded a cumulative-effect adjustment of $4.2 million, net of tax, to recognize the fair value of certain common stock warrants held on January 1, 2001.

        We provide information concerning the assets of Genzyme General's segments in the following table:

	December 31,
	2001	2000	1999
	(Amounts in thousands)
Segment assets(1):
Therapeutics (2)	$1,347,494	$1,341,656	$338,960
Diagnostic products (3)	196,571	89,236	40,266
Other (4)	84,239	77,153	83,088
Eliminations/Adjustments (4)	1,596,950	991,008	937,269

Total	$3,225,254	$2,499,053	$1,399,583

(1)
Segment assets for Genzyme General include primarily cash and investments, accounts receivable, inventory and certain fixed and intangible assets.

(2)
Segment assets for 2000 include $1.1 billion of additional assets resulting from the acquisition of GelTex, including $465.1 million of intangible assets, $449.6 million of goodwill and $45.5 million of property, plant and equipment. See Note E., "Acquisitions," above.

(3)
Segment assets for Diagnostic products for 2001 include $71.5 million of assets resulting from the acquisition of Wyntek, including $20.3 million of goodwill and $39.4 million of other intangible assets. See Note E., "Acquisitions," above.

(4)
The Other category includes amounts attributable to our genetic testing and pharmaceutical businesses, both of which operate within Genzyme General. Eliminations/Adjustments for

  Genzyme General consists of the differences between the total assets for Genzyme General's segments and the total combined assets for Genzyme General as follows:

	December 31,
	2001	2000	1999
	(Amounts in thousands)
Cash, cash equivalents, and short- and long-term investments	$870,662	$339,259	$513,905
Due from Genzyme Biosurgery	29,513	18,645	7,089
Due from Genzyme Molecular Oncology	7,086	4,660	3,793
Deferred tax assets—current	70,196	46,836	41,195
Intangibles, net	5,143	30,197	34,341
Property, plant and equipment, net	420,684	332,423	172,165
Investment in equity securities	88,686	119,648	94,719
Deferred tax assets—noncurrent	—	—	18,631
Other	104,980	99,340	51,431

Total Eliminations/Adjustments	$1,596,950	$991,008	$937,269

        Genzyme General operates in the healthcare industry, and manufactures and markets its products primarily in the United States and Europe. Genzyme General's principal manufacturing facilities are located in the United States, the United Kingdom, Switzerland and Germany. It purchases products from our subsidiaries in the United Kingdom and Switzerland for sale to customers in the United States. Genzyme General sets transfer prices from our foreign subsidiaries to allow it to produce profit margins commensurate with its sales and marketing effort. Our subsidiary in Ireland is Genzyme General's primary distributor of therapeutic products in Europe.

        No subsidiary in any individual foreign country has revenue from sales of Genzyme General's products and services to external customers in excess of 10% of Genzyme General's total revenue. The following contains certain financial information by geographic area:

	2001	2000	1999
	(Amounts in thousands)
Revenues:
U.S.	$604,740	$436,001	$412,611
Europe	271,345	223,933	158,428
Other	105,841	92,549	64,327

Total	$981,926	$752,483	$635,366

Long-lived assets:
U.S.	$1,409,395	$868,916	$647,024
Other	113,499	47,674	52,541

Total	$1,522,894	$916,590	$699,565

        Genzyme General's results of operations are highly dependent on sales of Ceredase and Cerezyme enzymes. Sales of these products represented 63% of Genzyme General's product revenue in 2001,

78% of product revenue in 2000 and 84% of product revenue in 1999. We manufacture Cerezyme at a single manufacturing facility in Allston, Massachusetts. Genzyme General sells these products directly to physicians, hospitals and treatment centers as well as through an unaffiliated distributor. Distributor sales represented approximately 33% of Ceredase and Cerezyme enzyme revenues in 2001 and approximately 28% in both 2000 and 1999. We believe that our credit risk associated with trade receivables is mitigated as a result of the fact that these products are sold to a large number of customers in a number of different industries and over a broad geographic area.

        Although sales of Genzyme General's Gaucher disease therapies continue to increase, the decline as a percentage of total product revenue is a result of the growth in the sales of Renagel phosphate binder. Driven primarily by the accelerating adoption of the product by neprologists worldwide and the significant progress made with the post-approval clinical development program, sales of Renagel phosphate binder represented approximately 20% of Genzyme General's product revenue in 2001 and approximately 7% of product revenue in 2000. Prior to 2000, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex.

NOTE S.    QUARTERLY RESULTS (UNAUDITED)

	1st Quarter 2001	2nd Quarter 2001	3rd Quarter 2001	4th Quarter 2001
	(Amounts in thousands)
Net revenue	$222,693	$238,998	$255,052	$265,183
Gross profit	162,260	179,259	193,501	200,425
Division net income	29,312	21,718	(81,706)	38,722
	1st Quarter 2000	2nd Quarter 2000	3rd Quarter 2000	4th Quarter 2000
Net revenue	$170,626	$186,694	$192,165	$202,998
Gross profit	129,411	140,536	137,651	142,817
Division net income	45,309	63,990	50,973	(74,316)

NOTE T.    SUBSEQUENT EVENT

        On February 1, 2002, Genzyme Biosurgery paid to Genzyme General $27.1 million, representing $20.0 million of the $25.0 million, plus accrued interest of 13.5% per annum, Genzyme Biosurgery received from Genzyme General in connection with the transfer to Genzyme General of Genzyme Biosurgery's interest in Diacrin/Genzyme LLC. The refund obligation arose because Diacrin/Genzyme LLC, our joint venture with Diacrin, Inc., failed to initiate a phase 3 trial of NeuroCell-PD for Parkinson's disease by June 30, 2001.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Genzyme Corporation:

        In our opinion, the accompanying combined balance sheets and the related combined statements of operations and of cash flows present fairly, in all material respects, the financial position of Genzyme General (as described in Note A) at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As more fully described in Note A to these financial statements, Genzyme General is a division of Genzyme Corporation; accordingly, the combined financial statements of Genzyme General should be read in conjunction with the audited consolidated financial statements of Genzyme Corporation and Subsidiaries.

Boston, Massachusetts
February 14, 2002

QuickLinks

FINANCIAL STATEMENTS GENZYME GENERAL A DIVISION OF GENZYME CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF GENZYME GENERAL'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS
GENZYME GENERAL A DIVISION OF GENZYME CORPORATION COMBINED STATEMENTS OF OPERATIONS
GENZYME GENERAL A DIVISION OF GENZYME CORPORATION COMBINED BALANCE SHEETS
GENZYME GENERAL A DIVISION OF GENZYME CORPORATION COMBINED STATEMENTS OF CASH FLOWS
GENZYME GENERAL A DIVISION OF GENZYME CORPORATION NOTES TO COMBINED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS