Form 10-K, Exhibit 13
period 2001-12-31
GENZYME CORP
filed 2002-04-01
CIK 732485

QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 13.3

FINANCIAL STATEMENTS
GENZYME BIOSURGERY
A DIVISION OF GENZYME CORPORATION

Page No.
Combined Selected Financial Data	GBS-2
Management's Discussion and Analysis of Genzyme Biosurgery's Financial Condition and Results of Operations	GBS-6
Combined Statements of Operations—For the Years Ended December 31, 2001, 2000, and 1999	GBS-30
Combined Balance Sheets—December 31, 2001 and 2000	GBS-31
Combined Statements of Cash Flows—For the Years Ended December 31, 2001, 2000 and 1999	GBS-32
Notes to Combined Financial Statements	GBS-33
Report of Independent Accountants	GBS-55

GBS-1

GENZYME BIOSURGERY
A DIVISION OF GENZYME CORPORATION

COMBINED SELECTED FINANCIAL DATA

        These selected financial data have been derived from the audited combined financial statements of Genzyme Biosurgery. You should read the following information in conjunction with the audited financial statements and related notes of Genzyme Biosurgery and Genzyme contained elsewhere in this annual report. These selected financial data may not be indicative of Genzyme Biosurgery's future financial condition due to the risks and uncertainties described under the caption "Management's Discussion and Analysis of Genzyme Biosurgery's Financial Condition and Results of Operations—Factors Affecting Future Operating Results" below.

        Genzyme Biosurgery is our operating division that develops and markets implantable biotherapeutic products, biomaterials and medical devices to improve or replace surgery, with an emphasis on the orthopaedic and cardiothoracic markets.

        A series of our common stock, Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock" is designed to reflect the value and track the financial performance of this division. Biosurgery Stock is common stock of Genzyme Corporation, not of Genzyme Biosurgery; Genzyme Biosurgery is a division, not a company or legal entity, and therefore does not and cannot issue stock. The chief mechanisms intended to cause Biosurgery Stock to "track" the performance of Genzyme Biosurgery are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

  •
  factors the assets and liabilities and income or losses attributable to Genzyme Biosurgery into the determination of the amount available to pay dividends on Biosurgery Stock; and

  •
  requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock if all or substantially all of the assets allocated to Genzyme Biosurgery are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at 10% premium to the average market price of the exchanged stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

        To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Biosurgery Stock is defined in our charter as the net income or loss of Genzyme Biosurgery determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme Biosurgery in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among the divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so. Because the earnings allocated to Biosurgery Stock are based on the income or losses attributable to Genzyme Biosurgery, we include financial statements and management's discussion and analysis of Genzyme Biosurgery to aid investors in evaluating its performance. The following combined selected financial data reflects the results of operations and financial position of Genzyme Biosurgery and should be read in conjunction with the combined financial statements of Genzyme Biosurgery and accompanying notes.

        In November 2001, we sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery, for $15.9 million in net cash. The purchaser acquired all of the assets directly

GBS-2

associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a carrying value of approximately $41.0 million at the time of the sale. We recorded a loss of $25.0 million in connection with this sale.

        On June 30, 2001, we acquired the remaining outstanding shares of Focal Inc. common stock that we had not previously acquired. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock as consideration, valued at approximately $9.5 million. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for options to purchase Biosurgery Stock on an as-converted basis. We accounted for the acquisition as a purchase and allocated it to Genzyme Biosurgery. Accordingly, the results of operations of Focal are included in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery from the date of acquisition.

        In January 2001, we acquired the outstanding Class A limited partnership interests in Genzyme Development Partners, L.P. (GDP), a limited partnership engaged in developing, producing and commercializing Sepra products, for an aggregate of $25.7 million plus royalties on sales of certain Sepra products for ten years. In August 2001, we purchased the remaining outstanding GDP partnership interests, consisting of two Class B interests, for an aggregate of $180,000 plus additional royalties on sales of certain Sepra products for ten years. We accounted for the acquisitions as purchases and allocated them to Genzyme Biosurgery. Accordingly, the results of operations of GDP are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from January 9, 2001, the date of acquisition of the Class A interests.

        On December 18, 2000, we acquired Biomatrix, Inc., a publicly-held company engaged in the development and, manufacture of viscoelastic biomaterials for use in orthopaedic and other medical applications for an aggregate purchase price of $482.4 million. We accounted for the acquisition as a purchase and allocated it to Genzyme Biosurgery. Immediately prior to the acquisition, we combined two of our operating divisions, Genzyme Surgical Products and Genzyme Tissue Repair, to form a new division called Genzyme Biosurgery. We allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery. The combination of Genzyme Surgical Products and Genzyme Tissue Repair to form Genzyme Biosurgery did not result in any adjustments to the book values of the net assets of the divisions because they remained divisions of the same corporation. We present the financial statements of Genzyme Biosurgery as though the divisions had been combined for all periods presented, and include the operations of Biomatrix from December 18, 2000, the date of acquisition.

GBS-3

COMBINED STATEMENTS OF OPERATIONS DATA (1)

	For the Years Ended December 31,
	2001	2000	1999	1998	1997
	(Amounts in thousands)
Revenues:
Net product sales	$211,523	$121,870	$111,951	$103,958	$100,835
Net service sales	23,614	23,321	20,305	17,008	10,856
Revenues from research and development contracts	5	23	97	109	—

Total revenues	235,142	145,214	132,353	121,075	111,691

Operating costs and expenses:
Cost of products sold (2)	113,250	69,489	67,212	72,274	59,802
Cost of services sold	12,733	12,298	13,237	13,438	11,788
Selling, general and administrative	122,020	92,238	87,841	81,876	79,632
Research and development	47,159	37,000	36,075	29,050	22,132
Amortization of intangibles	46,828	7,096	5,750	5,748	5,647
Purchase of in-process research and development (3)	—	82,143	—	—	—
Charge for impaired asset (4)	—	4,321	—	—	—

Total operating costs and expenses	341,990	304,585	210,115	202,386	179,001

Operating loss	(106,848)	(159,371)	(77,762)	(81,311)	(67,310)

Other income (expenses):
Equity in net loss of unconsolidated affiliates (5,6)	(1,316)	—	(3,403)	(7,680)	(6,797)
Loss on investments in equity securities (7)	—	(7,300)	—	—	—
Loss on sale of product line (8)	(24,999)	—	—	—	—
Other	124	(15)	138	60	236
Investment income	1,753	5,833	4,808	1,320	1,077
Interest expense	(13,884)	(1,364)	(1,858)	(2,631)	(2,930)

Total other income (expenses)	(38,322)	(2,846)	(315)	(8,931)	(8,414)

Division net loss	$(145,170)	$(162,217)	$(78,077)	$(90,242)	$(75,724)

COMBINED BALANCE SHEET DATA (1)(9)

	December 31,
	2001	2000	1999	1998	1997
	(Amounts in thousands)
Cash and investments	$38,623	$78,163	$135,498	$7,732	$32,890
Working capital	59,800	98,819	110,577	26,253	65,902
Total assets	704,671	811,600	390,572	253,170	299,792
Long-term debt, capital lease obligations and convertible debt	245,629	229,453	18,000	12,579	31,089
Division equity	394,454	511,106	350,463	210,692	255,172

        There were no cash dividends paid.

GBS-4

(1)
We formed Genzyme Biosurgery as a separate division of Genzyme on December 18, 2000 by combining two of our divisions, Genzyme Surgical Products and Genzyme Tissue Repair and simultaneously acquiring Biomatrix, Inc. These data reflect the financial position, results of operations and cash flows attributable to Genzyme Biosurgery as if it had been accounted for as a separate division of the corporation for all periods presented as it relates to Genzyme Surgical Products and Genzyme Tissue Repair. The results of operations of Biomatrix are included in Genzyme Biosurgery's results from the date of acquisition, December 18, 2000.
(2)
Cost of products sold for 1998 includes a $10.4 million charge to write-down our Sepra products inventory to net realizable value.
(3)
Charges for in-process research and development were incurred in connection with the acquisition of Biomatrix in 2000.
(4)
Represents a charge to write off abandoned equipment at our Springfield Mills manufacturing facility in the United Kingdom.
(5)
Operations of Diacrin/Genzyme LLC, our joint venture with Diacrin, Inc., commenced in October 1996. In May 1999, we reallocated our ownership interest in the joint venture from Genzyme Biosurgery to Genzyme General.
(6)
In January 2001, Focal, Inc. exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. We recorded our portion of the results of Focal in equity in net loss of unconsolidated affiliate. We allocated this investment to Genzyme Biosurgery. On June 30, 2001, we acquired the remaining 78% of the outstanding shares of Focal common stock and have included Focal's results in Genzyme Biosurgery's results of operations since that date. We allocated the acquired assets and liabilities to Genzyme Biosurgery and accounted for the acquisition as a purchase.
(7)
Represents a charge for the write-down of our investment in Focal common stock because we considered its decline in fair value to be other than temporary.
(8)
Represents the loss from the sale of the Snowden-Pencer line of surgical instruments in the fourth quarter of 2001.

(9)
In January 2001, we purchased all of the outstanding Class A limited partnership interests of GDP for a payment of approximately $25.7 million in cash plus royalties payable over ten years on sales of certain Sepra products.

GBS-5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF GENZYME BIOSURGERY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

        This discussion contains forward-looking statements. Actual results could differ materially from those anticipated by the forward-looking statements due to the risks and uncertainties described under the caption "Factors Affecting Future Operating Results" for Genzyme Biosurgery and Genzyme included in this annual report. You should consider carefully each of these risks and uncertainties in evaluating the financial condition and results of operations of Genzyme Biosurgery and Genzyme. We caution investors not to place undue reliance on the forward-looking statements contained in this report. These statements, like all statements in this report, speak only as of the date of this report (unless another date is indicated) and we undertake no obligation to update or revise the statements except as required by law.

        Genzyme Biosurgery is our operating division that develops and markets implantable biotherapeutic products, biomaterials and medical devices to improve or replace surgery, with an emphasis on the orthopaedic and cardiothoracic markets.

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

        Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock," is a series of our common stock that is designed to reflect the value and track the performance of Genzyme Biosurgery. The chief mechanisms intended to cause Biosurgery Stock to "track" the financial performance of Genzyme Biosurgery are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

  •
  factors the assets and liabilities and income or losses attributable to Genzyme Biosurgery into the determination of the amount available to pay dividends on Biosurgery Stock; and

  •
  requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock if all or substantially all of the assets allocated to Genzyme Biosurgery are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of Biosurgery Stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

        To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Biosurgery Stock is defined in our charter as the net income or loss of Genzyme Biosurgery determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme Biosurgery in accordance with our management and accounting policies. Our charter also requires that all income and expenses of Genzyme be allocated among the divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to Biosurgery Stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so. Because the earnings allocated to Biosurgery Stock are based on the income or losses attributable to Genzyme

GBS-6

Biosurgery, we provide financial statements and management's discussion and analysis of Genzyme Biosurgery to aid investors in evaluating its performance.

        While Biosurgery Stock is designed to reflect Genzyme Biosurgery's performance, it is common stock of Genzyme Corporation and not Genzyme Biosurgery; Genzyme Biosurgery is a division, not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of Biosurgery Stock have no specific rights to assets allocated to Genzyme Biosurgery. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme Biosurgery and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to Genzyme Biosurgery. Holders of Biosurgery Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to Genzyme Biosurgery are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of Biosurgery Stock and other tracking stockholders would only have the rights of common stockholders in the combined assets of Genzyme.

        Our charter requires us to manage and account for transactions between Genzyme Biosurgery and our other divisions and with third parties, and any resulting reallocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our divisional management and accounting policies, which are filed as Exhibit 99.1 to this annual report. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitudes and extent of allocations to each series of common stock without shareholder approval.

Disposition

        In November 2001, we sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery, for $15.9 million in net cash. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a net carrying value of approximately $41.0 million at the time of the sale. We recorded a loss of $25.0 million in connection with this sale.

Acquisitions

        In January 2001, Focal, Inc. exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. On June 30, 2001, we acquired the remaining 78% of the outstanding shares of Focal common stock not previously acquired. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock as consideration, valued at approximately $9.5 million. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for options to purchase Biosurgery Stock on an as-converted basis. We accounted for the acquisition as a purchase and allocated it to Genzyme Biosurgery. Accordingly, the results of operations of Focal are included in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery from the date of acquisition.

        In January 2001, we acquired the outstanding Class A limited partnership interests in Genzyme Development Partners, L.P. (GDP), a limited partnership engaged in developing, producing and commercializing Sepra products, for an aggregate of $25.7 million plus royalties on sales of certain Sepra products for ten years. In August 2001, we purchased the remaining outstanding GDP partnership interests, consisting of two Class B interests, for an aggregate of $180,000 plus additional

GBS-7

royalties on sales of certain Sepra products for ten years. We accounted for the acquisitions as purchases and allocated them to Genzyme Biosurgery. Accordingly, the results of operations of GDP are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from January 9, 2001, the date of acquisition of the Class A interests.

        In December 2000, we acquired Biomatrix, Inc., a public company engaged in the development and commercialization of viscoelastic products made of biological polymers called hylans for use in therapeutic medical applications and skin care for an aggregate purchase price of $482.4 million. We accounted for the acquisition as a purchase. Immediately prior to the acquisition, we combined two of our operating divisions, Genzyme Surgical Products and Genzyme Tissue Repair, to form a new division called Genzyme Biosurgery. We allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery. The combination of Genzyme Surgical Products and Genzyme Tissue Repair to form Genzyme Biosurgery did not result in any adjustments to the book values of the net assets of the divisions because they remained divisions of the same corporation. We present the financial statements of Genzyme Biosurgery as though the divisions had been combined for all periods presented, and include the operations of Biomatrix from December 18, 2000, the date of acquisition.

        In connection with the formation of Genzyme Biosurgery, we created Genzyme Biosurgery Stock. Genzyme Biosurgery Stock is designed to track the performance of our Genzyme Biosurgery division. We converted each outstanding share of Surgical Products Stock into 0.6060 of a share of Biosurgery Stock, and each outstanding share of Tissue Repair Stock into 0.3352 of a share of Biosurgery Stock. We converted all outstanding options to purchase Surgical Products Stock and Tissue Repair Stock into options to purchase Biosurgery Stock at the applicable conversion rate.

CRITICAL ACCOUNTING POLICIES

        The preparation of the combined financial statements of Genzyme Biosurgery under generally accepted accounting principles requires us to make certain estimates and judgments that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in these financial statements. Our actual results could differ from these estimates under different assumptions and conditions.

        We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of Genzyme Biosurgery's combined financial statements:

  •
  Policies Relating to Tracking Stocks;

  •
  Revenue Recognition;

  •
  Inventories;

  •
  Long-Lived Assets; and

  •
  Asset Impairments.

Policies Relating to Tracking Stocks

Allocation of Revenue, Expenses, Assets, and Liabilities

        Our charter sets forth which operations and assets were initially allocated to Genzyme Biosurgery and states that going forward the division will also include all business, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between Genzyme Biosurgery and our other divisions and with third parties, and any resulting reallocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our management and accounting policies, which are filed as Exhibit 99.1 to this annual report. Our charter requires that

GBS-8

all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

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

        Any future changes that our board of directors may make to the methods for allocating revenue, expenses, assets, and liabilities among our divisions could materially change the results of operations or the financial condition of Genzyme Biosurgery.

Income Tax Allocation Policy

        If at the end of any fiscal quarter, a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Genzyme Biosurgery has not yet generated taxable income, and thus has not had the ability to use any projected annual tax benefits. Genzyme General has generated taxable income, providing it with the ability to utilize the tax benefits generated by Genzyme Biosurgery. Consistent with our policy, we have allocated the tax benefits generated by Genzyme Biosurgery to Genzyme General without any compensating payments or allocations to Genzyme Biosurgery.

        We anticipate that the losses of Genzyme Biosurgery will decline in the future. As these losses decline, the tax benefits allocated to other profitable divisions will also decline. In addition, if our board of directors decided to change our tax allocation policy, it could reduce the tax benefits allocated to any division that is profitable at the time the change becomes effective, and reduce the earnings allocated to the associated series of tracking stock.

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

GBS-9

net income for purposes of determining net income allocated to a tracking stock. If our board of directors modified the policy for allocating changes in these assets and liabilities, the income attributable to each series of tracking stock could be materially different.

Revenue Recognition

        Genzyme Biosurgery recognizes revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, and title and risk of loss have passed to the customer. Genzyme Biosurgery recognizes revenue from service sales when we have finished providing the service. Genzyme Biosurgery recognizes revenue from research and development contracts over the term of the applicable contract and as we incur costs related to that contract. Genzyme Biosurgery recognizes non-refundable up-front license fees over the related performance period or at the time it has no remaining performance obligations.

        Genzyme Biosurgery receives royalties related to the manufacture, sale or use of its products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, Genzyme Biosurgery recognizes revenue based on estimates of royalties earned during the applicable period and adjusts for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, Genzyme Biosurgery recognizes revenue upon receipt of royalty statements from the licensee.

        The timing of product shipments and receipts can have a significant impact the amount of revenue recognized in a period. Also, some of Genzyme Biosurgery's products are sold through distributors. Revenue could be adversely affected if distributor inventories increased to an excessive level. If this were to happen we could experience reduced purchases in subsequent periods, or product returns from the distribution channel due to overstocking, low end-user demand, or expiration.

        Allowances are recorded for product returns, and for any applicable third party contractual allowances, rebates, or discounts. These allowances are recorded as reductions of revenue. These allowances require Genzyme Biosurgery to make significant judgments and estimates, which could require adjustments in the future. Such adjustments could have a material effect on Genzyme Biosurgery's reported revenues.

        Genzyme Biosurgery does not recognize revenue unless collectibility is reasonably assured. Genzyme Biosurgery maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Genzyme Biosurgery's customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

Inventories

        Genzyme Biosurgery values inventories at cost or, if lower, fair value. It determines cost using the first-in, first-out method. Genzyme Biosurgery analyzes inventory levels quarterly and writes down inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value, and inventory in excess of expected requirements. Inventory with a life in excess of its shelf life is disposed of and the related costs are written off. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

        Genzyme Biosurgery capitalizes inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would result in the write-off of the inventory and a charge to earnings.

GBS-10

Long-Lived Assets

        In the ordinary course of our business, Genzyme Biosurgery incurs substantial costs to purchase and construct property, plant and equipment. The treatment of costs to purchase or construct such assets depends on the nature of the costs and the stage of construction. Costs incurred in the initial design and evaluation phase, such as the cost of performing feasibility studies and evaluating alternatives, are charged to expense. Qualifying costs incurred in the committed project planning and design phase, and in the construction and installation phase, are capitalized as part of the cost of the asset. Genzyme Biosurgery stops capitalizing costs when an asset is substantially complete and ready for its intended use. Determining the appropriate period during which to capitalize costs, and assessing whether particular costs qualify for capitalization, requires Genzyme Biosurgery to make significant judgments. These judgments can have a material impact on its reported results.

        For products Genzyme Biosurgery expects to be commercialized, it capitalizes the cost of validating new equipment for the underlying manufacturing process. Genzyme Biosurgery begins capitalization when Genzyme Biosurgery considers the product to have demonstrated technological feasibility, and ends capitalization when the asset is substantially complete and ready for its intended use. Costs capitalized include incremental labor and direct material, and incremental fixed overhead and interest. Determining whether to capitalize validation costs requires judgment, and can have a significant impact on Genzyme Biosurgery's reported results. Also, if Genzyme Biosurgery were unable able to successfully validate the manufacturing process for any future product, it would have to write-off to current operating expense any validation costs that had been capitalized during the unsuccessful validation process. To date, all of Genzyme Biosurgery's manufacturing process validation efforts have been successful.

        Genzyme Biosurgery generally depreciates plant and equipment using the straight-line method over its estimated economic life, which ranges from 3 to 10 years. Determining the economic lives of plant and equipment requires it to make significant judgments that can materially impact Genzyme Biosurgery's operating results. For certain specialized manufacturing plant and equipment, Genzyme Biosurgery uses the units-of-production depreciation method. The units-of-production method requires Genzyme Biosurgery to make significant judgments and estimates, including estimates of the number of units that will be produced using the assets. There can be no assurance that Genzyme Biosurgery's estimates are accurate. If these estimates require adjustment, it could have a material impact on Genzyme Biosurgery's reported results.

        In accounting for acquisitions, Genzyme Biosurgery allocates the purchase price to the fair value of the acquired tangible and intangible assets, including acquired in-process research and development (IPR&D). This requires Genzyme Biosurgery to make several significant judgments and estimates. For example, it generally estimates the value of acquired intangible assets and IPR&D using a discounted cash flow model, which requires it to make assumptions and estimates about, among other things:

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

        As of December 31, 2001, there were approximately $525.2 million of intangible assets on Genzyme Biosurgery's balance sheet. Genzyme Biosurgery amortizes acquired intangible assets using the straight-line method over their estimated economic lives, which range from 1.5 to 40 years.

GBS-11

Determining the economic lives of acquired intangible assets requires Genzyme Biosurgery to make significant judgment and estimates, and can materially impact its operating results.

Asset Impairments

        Genzyme Biosurgery periodically evaluates long-lived assets for potential impairment under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." Genzyme Biosurgery performs these evaluations whenever events or changes in circumstance suggest that the carrying value of an asset or group of assets is not recoverable. Indicators of potential impairment include:

  •
  a significant change in the manner in which an asset is used;

  •
  a significant decrease in the market value of an asset;

  •
  a significant adverse change in its business or industry; and

  •
  a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the asset.

        If Genzyme Biosurgery believes an indicator of potential impairment exists, it tests to determine whether the impairment recognition criterion of SFAS No. 121 has been met. In evaluating long-lived assets for potential impairment, Genzyme Biosurgery makes several significant estimates and judgments, including:

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

        Effective January 1, 2002, Genzyme Biosurgery adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of goodwill's impairment and that other intangible assets be amortized over their useful lives. Unlike SFAS No. 121, goodwill impairment tests performed under SFAS No. 142 do not involve an initial test comparing the projected undiscounted cash flows to the carrying amount of the goodwill. Instead, SFAS No. 142 requires that goodwill be tested using a two-step process. The first step compares the fair value of the reporting unit with the unit's carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, the unit's goodwill may be impaired, and the second step must be completed to measure the amount of the goodwill impairment charge, if any. In the second step, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount is greater than the implied fair value, the carrying value of the goodwill must be written down to its implied fair value.

        Genzyme Biosurgery will perform transitional impairment tests under SFAS No. 142 in 2002 for the $236.6 million of goodwill recorded as of December 31, 2001. For all of its acquisitions, various analysis, assumptions, and estimates were made at the time of acquisition specifically regarding product development, market conditions, and cash flows that were used to determine the valuation of goodwill and intangibles. The possibility exists that those estimates could prove to be inaccurate, which could result in an impairment of goodwill. Also, because the goodwill impairment test required by SFAS No. 142 is different than the test Genzyme Biosurgery had been required to perform under SFAS 121, transitional impairment tests performed under SFAS No. 142 may yield different results than previous tests performed under SFAS No. 121. This charge would be recorded as an expense to the income

GBS-12

statement at the time of impairment. Genzyme Biosurgery anticipates that our goodwill impairment test in 2002 will result in an impairment loss recognition of between $80.0 million and $90.0 million related mainly to our cardiothoracic reporting unit. This charge will be reflected in our statement of operations in 2002.

Results of Operations

        The following discussion summarizes the key factors our management believes are necessary for an understanding of Genzyme Biosurgery's financial statements.

Revenues

	2001	2000	1999	01/00 Increase/(Decrease) % Change	00/99 Increase/(Decrease) % Change
	(Amounts in thousands, except percentage data)
Product revenue:
Cardiothoracic	$69,118	$76,406	$77,936	(10%)	(2%	)
Orthopaedics	83,373	4,159	—	1,905%	N/A
Biosurgical specialties	59,032	41,305	34,015	43%	21%

Total product revenue	211,523	121,870	111,951	74%	9%

Service revenue:
Orthopaedics	18,417	18,229	15,213	1%	20%
Biosurgical specialties	5,197	5,092	5,092	2%	— %

Total service revenue	23,614	23,321	20,305	1%	15%

Research and development revenue:
Biosurgical specialties	5	23	97	(78%)	(76%	)

Total research and development revenue	5	23	97	(78%)	(76%	)

Total revenues	$235,142	$145,214	$132,353	62%	10%

2001 As Compared to 2000

        Cardiothoracic products include fluid management (chest drainage) systems, surgical closures, biomaterials, and instruments for conventional and minimally invasive cardiac surgery. The decrease in cardiothoracic product revenue in 2001 as compared to 2000 was due to decreased sales of chest drainage systems resulting from competitive pricing pressures in that market, as well as our withdrawal from certain commodity suture lines in Europe. The decrease was offset, in part, by the continued growth in sales of minimally invasive cardiac surgery products and sales revenue from FocalSeal-L surgical sealant. We added FocalSeal-L surgical sealant to the cardiothoracic product category in the third quarter of 2000 pursuant to a distribution and marketing agreement with Focal which, prior to our acquisition of Focal in June 2001, provided us with exclusive distribution rights for this product in North America.

        The orthopaedics product revenue increased in 2001 as compared to 2000 due to the sales of Synvisc viscosupplementation product, which we added to the orthopaedics product category in December 2000 through our acquisition of Biomatrix.

        The increase in biosurgical specialties product revenue in 2001 as compared to 2000 was due primarily to increases in sales of Seprafilm bioresorbable membrane and Sepramesh biosurgical composite. An increase in sales of products sold to original equipment manufacturers and sales

GBS-13

generated from Hylaform biomaterial and other skin care products, which were added to the biosurgical specialties product category in December 2000, also contributed to the overall increase in biosurgical specialties product revenue. The increase in sales was partially offset by a decrease in sales of instruments for plastic surgery due to the sale of our Snowden-Pencer line of surgical instruments during the fourth quarter of 2001.

        International revenue as a percentage of total revenue in 2001 was 20% as compared to 25% in 2000. International revenue as a percentage of total revenue decreased during the year due primarily to the addition of sales of Synvisc viscosupplementation product, which is sold predominantly in the United States. In addition, the average exchange rate for the Euro declined 3% during the period.

2000 As Compared to 1999

        The decrease in cardiothoracic product revenue in 2000 as compared to 1999 was due to the competitive pricing pressures in the chest drainage market. These factors were offset, in part, by the continued growth in minimally invasive cardiothoracic products and the revenue generated from FocalSeal-L, which was added to the cardiothoracic product line in the third quarter of 2000.

        The increase in orthopaedics revenue was due to the continued growth in sales of Carticel chondrocytes and the sales of Synvisc viscosupplementation product, which was added to the orthopaedic line in 2000 as a result of the acquisition of Biomatrix. The increase in sales of Carticel chondrocytes was a result of continued increases in the number of patients treated and surgeons trained as well as an increase in the number of insurance reimbursement approvals.

        Biosurgical specialties product revenue increased as a result of continued revenue growth in sales of Seprafilm bioresorbable membrane and Sepramesh biosurgical composite. An increase in revenues from Genzyme Biosurgery's Snowden-Pencer line of instruments for general and plastic surgery and products sold to original equipment manufacturers, including sutures, also contributed to the overall increase in biosurgical specialties product revenue.

        International revenues as a percentage of total revenues in 2000 were 25% as compared to 28% in 1999. This decrease was primarily due to a 13% decline in the average exchange rate of the Euro for the year ended December 31, 2000 as compared to the year ended December 31, 1999.

Margins

	2001	2000	1999	01/00 Increase/(Decrease) % Change	00/99 Increase/(Decrease) % Change
	(Amounts in thousands, except percentage data)
Product margin	$98,273	$52,381	$44,739	88%	17%
% of product revenue	46%	43%	40%
Service margin	$10,881	$11,023	$7,068	(1%)	56%
% of service revenue	46%	47%	35%
Total gross margin	$109,154	$63,404	$51,807	72%	22%
% of total product and service revenue	46%	44%	39%

2001 As Compared to 2000

        Genzyme Biosurgery provides a broad range of healthcare products and services. As a result, Genzyme Biosurgery's gross margins may vary significantly depending on the market conditions of each product or service.

GBS-14

        Genzyme Biosurgery recorded charges to cost of products sold in 2001 of $11.3 million relating to the increased basis of the inventory obtained in connection with our acquisition of Biomatrix in December 2000, and $1.4 million relating to the increased basis of the inventory obtained in connection with our acquisition of Focal in June 2001. Additionally, Genzyme Biosurgery included a $0.8 million charge related to the underfunding of an acquired retirement plan in cost of products sold in 2001. Excluding the adjustments described above, product margins increased in 2001 as compared to 2000, as a result of an increase in sales of higher margin products such as Synvisc viscosupplementation product and devices for minimally invasive cardiac surgery.

        Service margins for services allocated to Genzyme Biosurgery decreased in 2001 as compared to 2000 due primarily to a significant decline in the volume of Epicel skin graft services due to an increase in discounts and cancellations. This decrease is partially offset by the increase in service margin for Carticel chondrocytes due to higher average sales prices resulting from a price increase and continued controlled spending efforts.

2000 As Compared to 1999

        Product margin increased in 2000 as compared to 1999 due to sales of higher margin products such as instruments for minimally invasive cardiac surgery. Service margin also increased in 2000 as compared to 1999 as a result of cost reduction initiatives and increased sales of Carticel chondrocytes.

Operating Expenses

2001 As Compared to 2000

        The increase in selling, general and administrative expenses in 2001 as compared to 2000 was primarily due to the addition of expenses related to the Biomatrix business, which we acquired in December 2000, and an increase in patent litigation costs, which were $4.1 million. In addition, Genzyme Biosurgery recorded $7.2 million in costs associated with the consolidation of European operations.

        Genzyme Biosurgery's research and development expenses increased in 2001 as compared to 2000 due to increased spending on the orthopaedics and cardiothoracic development programs. The increase in spending was primarily a result of the addition of Synvisc viscosupplementation product to the orthopaedics line in December 2000 and FocalSeal-L surgical sealant to the cardiothoracic line in June 2001.

2000 As Compared to 1999

        Genzyme Biosurgery's selling, general and administrative expenses increased in 2000 as compared to 1999 due to increased spending on the marketing of the cardiothoracic products, including the launch of three new products for the cardiothoracic market, and corporate branding efforts associated with the creation of Genzyme Biosurgery. The increase was offset, in part, by efforts to streamline operations relating to the provision of Carticel chondrocytes and Epicel skin grafts.

        Research and development expenses were maintained at a consistent level for 2000 when compared to 1999.

Amortization of Intangibles

        The increase in amortization of intangibles for the year ended December 31, 2001 is primarily attributable to intangible assets acquired in connection with our acquisitions of:

  •
  Biomatrix in December 2000;

  •
  Genzyme Development Partners, L.P. limited partnership interests in 2001; and

GBS-15

  •
  Focal in June 2001.

Purchase of In-Process Research and Development

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

        Below is a brief description of the Biomatrix IPR&D projects, including an estimation of when management believes we may realize revenues from the sales of these products in the respective application:

Program	Program Description or Indication	Development Status at December 31, 2001	Value at Acquisition Date (in millions)	Estimated Cost to Complete (in millions)	Year of Expected Product Launch
Visco-supplementation	Use of elastoviscous solutions and viscoelastic gels in disease conditions to supplement tissues and body fluids, alleviating pain and restoring normal function.	• Preclinical for knee indications • Presubmission in Europe for hip indications	$33.8	(1)	2002 to 2006
Visco-augmentation and Visco-separation	Use of viscoelastic gels to provide scaffolding for tissue regeneration and to separate tissues and decrease formation of adhesions and excessive scars after surgery.	• Preclinical—gynecological and pelvic indications • Phase 2—spine indications • Phase 3—abdominal indications	48.3	(1)	2003 to 2006

			$82.1

(1)
Costs to complete are not estimable due to the early stage of these programs.

        Substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technological feasibility. In addition, once developed, each product will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue. We cannot give you assurances that these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially affected.

Charge for Impaired Assets

        In 2000, we recorded a $4.3 million charge for abandoned equipment at our Springfield Mills manufacturing facility located in the United Kingdom. The write-off of equipment was related to the

GBS-16

Sepra product line and did not have other alternative uses. We allocated this charge to Genzyme Biosurgery.

Other Income and Expenses

	2001	2000	1999	01/00 Increase/(Decrease) % Change	00/99 Increase/(Decrease) % Change
	(Amounts in thousands, except percentage data)
Equity in net loss of unconsolidated affiliates	$(1,316)	$—	$(3,403)	N/A	(100%	)
Loss on investments in equity securities	—	(7,300)	—	(100%)	N/A
Loss on sale of product line	(24,999)	—	—	N/A	— %
Other	124	(15)	138	(927%)	(111%	)
Investment income	1,753	5,833	4,808	(70%)	21%
Interest expense	(13,884)	(1,364)	(1,858)	918%	(27%	)

Total other income (expenses)	$(38,322)	$(2,846)	$(315)	1,247%	803%

2001 As Compared to 2000

Equity in Net Loss of Unconsolidated Affiliate

        In January 2001, Focal exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. We allocated our investment in Focal to Genzyme Biosurgery. Genzyme Biosurgery recorded in equity in net loss of unconsolidated affiliate its portion of the results of Focal. Genzyme Biosurgery's equity in net loss of unconsolidated affiliate increased in 2001 when compared to 2000 because Genzyme Biosurgery did not account for our interest in Focal under the equity method of accounting in 2000. On June 30, 2001, we acquired the remaining 78% of the outstanding shares in an exchange of shares of Biosurgery Stock for shares of Focal common stock, at which time we began accounting for Focal as a wholly-owned subsidiary.

Loss on Investments in Equity Securities

        In 2000, Genzyme Biosurgery recorded a $7.3 million charge for the write-down of Genzyme Biosurgery's investment in the common stock of Focal, because we considered the decline in the value of this investment to be other than temporary. Genzyme Biosurgery had no similar charge in 2001.

Loss on Sale of Product Line

        In November 2001, we sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery for $16.0 million in cash. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a carrying value of approximately $41.0 million at the time of the sale. Genzyme Biosurgery recorded a loss of $25.0 million in connection with this sale.

Investment Income

        Investment income decreased in 2001 when compared to 2000 as a result of lower average cash balances.

GBS-17

Interest Expense

        Interest expense increased primarily as a result of the $234.0 million of debt outstanding as of December 31, 2001, under the portion of our revolving credit facility that we allocated to Genzyme Biosurgery. In December 2000, we drew $200.0 million under this facility and allocated the proceeds to Genzyme Biosurgery to finance a portion of the cash component of the Biomatrix merger consideration. In November 2001, we drew $17.0 million under this facility and allocated the proceeds to Genzyme Biosurgery. We repaid $1.0 million of these borrowings in December 2001 using cash allocated to Genzyme Biosurgery.

2000 As Compared to 1999

Equity in Net Loss of Unconsolidated Affiliate

        The decrease in equity in net loss of unconsolidated affiliate in 2000 as compared to 1999 is due to the reallocation of Genzyme's ownership interest in Diacrin/Genzyme LLC from Genzyme Biosurgery to Genzyme General in May 1999.

Loss on Investments in Equity Securities

        Genzyme Biosurgery recorded a $7.3 million charge in 2000 in connection with the write-down of Genzyme Biosurgery's investment in the common stock of Focal, Inc., because we considered the decline in the value of this investment to be other than temporary. Genzyme Biosurgery had no similar charge in 1999.

Investment Income

        Investment income increased in 2000 when compared to 1999 as Genzyme Biosurgery had a higher average cash balance during 2000.

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

GBS-18

        Below is a brief description of our significant research and development programs that have been allocated to Genzyme Biosurgery:

Program	Program Description or Indication	Development Status at December 31, 2001	Year of Expected Product Launch
HIF-1 a	Angiogenic gene therapy to treat coronary artery disease and peripheral arterial disease	Phase 1 clinical trials ongoing	2008
Cardiac Cell Therapy	Tissue regeneration therapy to treat congestive heart failure	Preclinical; IND expected to be filed in 2002	2010
Synvisc (Hylan G-F20)(1)	Next stage viscosupplementation products to treat osteoarthritis of the knee, hip and other joints	• Preclinical for knee indications • Pre-submission in Europe for hip indications	2002 through 2006
Sepra technologies(1)	Next stage products to prevent surgical adhesions for various indications	• Preclinical – gynecological and pelvic indications • Phase 2 – spine indications • Phase 3 – abdominal indications	2003 through 2006

        The aggregate actual and estimated research and development expense for the above programs is as follows (in millions):

Costs incurred for the year ended December 31, 2000	$14.3
Costs incurred for the year ended December 31, 2001	$19.8
Cumulative costs incurred as of December 31, 2001	$70.3
Estimated costs to complete as of December 31, 2001(2)	$135.0 to $150.0

(1)
Includes programs acquired in connection with the December 2000 acquisition of Biomatrix, Inc.
(2)
Excludes estimated costs to complete cardiac cell therapy, Synvisc and certain Sepra product applications due to the early stage of these programs.

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

Liquidity and Capital Resources

        At December 31, 2001, Genzyme Biosurgery had cash and cash equivalents of $38.6 million, a decrease of approximately $39.5 million from December 31, 2000.

        Genzyme Biosurgery's operating activities used $44.1 million of cash for 2001. Operating activities were impacted by Genzyme Biosurgery's division net loss of $145.2 million offset primarily by:

  •
  $60.9 million of depreciation and amortization, of which $14.1 million resulted from the depreciation of the property, plant and equipment and $46.8 million resulted from the amortization of intangible assets, including intangible assets acquired in connection with our acquisitions of Biomatrix and Focal; and

GBS-19

  •
  $13.0 million attributable to the net change in working capital.

        Genzyme Biosurgery's investing activities in 2001 utilized $27.3 million in cash in 2001.

        Investing activities used:

  •
  $12.9 million of cash to fund capital expenditures;

  •
  $23.8 million of cash, net of $2.3 million of cash acquired in connection with our acquisition of Focal, to fund acquisitions, of which $25.9 million was used to purchase all of the GDP Class A and Class B limited partnership interests as described below; and

  •
  $5.0 million of cash to purchase Focal common stock.

        Investing activities generated $15.9 million of net cash from the disposition of the Snowden-Pencer line.

        During 2001, Genzyme Biosurgery received $1.6 million in cash from the exercise of stock options and the purchase of shares under the employee stock plans. We also received $2.8 million from the partial payment of notes receivable from our stockholders. Our financing activities used $0.4 million of cash to repay bank overdrafts.

        In November 2001, Genzyme Biosurgery sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery for $15.9 million in net cash. The purchaser, Snowden-Pencer, Inc. acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a net carrying value of approximately $41.0 million at the time of the sale. Genzyme Biosurgery recorded a loss of $25.0 million in connection with this sale.

        In January 2001, we acquired the outstanding Class A limited partnership interests of GDP for an aggregate of $25.7 million in cash plus royalties on sales of certain Sepra products for ten years. In August 2001, we purchased the remaining outstanding GDP partnership interests, consisting of two Class B interests, for an aggregate of $180,000 plus royalties on sales of certain Sepra products for ten years. We accounted for the acquisitions as purchases and allocated them to Genzyme Biosurgery. Accordingly, the results of operations of GDP are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from January 9, 2001, the date of acquisition of the Class A interests.

        Genzyme Biosurgery, together with our other operating divisions, has access to our $350.0 million revolving credit facility, all of which matures in December 2003. Prior to November 2001, this was a $500.0 million credit facility, $150.0 million of which matured in December 2001 and $350.0 million of which matures in December 2003. At December 31, 2000 $18.0 million was outstanding under the portion of the facility that matured in December 2001, all of which was allocated to Genzyme Biosurgery and $350.0 million was outstanding under the portion of the facility maturing in December 2003, $150.0 million of which was allocated to Genzyme General and $200.0 million of which was allocated to Genzyme Biosurgery. In May 2001, Genzyme General repaid the $150.0 million it had drawn under this facility in December 2000 to finance the cash component of the GelTex merger consideration. In September 2001, we decided to rollover the $18.0 million outstanding under the portion of the facility that matured in December 2001 into the portion of the facility that matures in December 2003. In November 2001, we drew an additional $17.0 million under this facility and allocated the borrowings to Genzyme Biosurgery. We repaid $1.0 million of this amount in 2001. We allowed the $150.0 million portion of the credit facility to expire without renewal at its December 12, 2001 maturity date. At December 31, 2001 $234.0 million remained outstanding under this facility, all of which was allocated to Genzyme Biosurgery. Borrowings under this facility bear interest at LIBOR plus an applicable margin. The terms of our revolving credit facility include various covenants including

GBS-20

financial covenants, which require us to meet minimum liquidity and interest coverage ratios and to meet maximum leverage ratios. We currently are in compliance with these covenants and do not anticipate falling out of compliance. Genzyme Biosurgery will use a large part of its cash flow to make principal and interest payments on this debt. If Genzyme Biosurgery's cash flow from operations is insufficient to meet these obligations, it may need to borrow additional funds to make these payments.

        In connection with our acquisition of Biomatrix, we assumed a 6.9% convertible subordinated note in favor of UBS Warburg LLC that matures in May 2003. At December 31, 2001, $10.0 million of the principal of this note remained outstanding. Genzyme Biosurgery will use a part of its cash flow to satisfy debt service on this note. If all or a portion of the note is not converted at the option of the holder into Biosurgery Stock, at maturity Genzyme Biosurgery's cash reserves will be diminished by the amount necessary to repay the outstanding principal of the note.

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

        Prior to our acquisition of Biomatrix, Biomatrix sold 744,000 shares of its common stock to certain of its employees, directors and consultants in exchange for ten-year, full recourse promissory notes. The notes accrue interest at rates ranging from 5.30% to 7.18% and mature at various dates from May 2007 through September 2009, upon which all outstanding principal and accrued interest becomes payable to us. As a result of the acquisition, these shares were converted into 532,853 shares of Biosurgery Stock and Genzyme Biosurgery recorded $14.7 million of outstanding principal and accrued interest to division equity because notes were received in exchange for the issuance of stock. As of December 31, 2001, the outstanding balance of these notes was $10.2 million, all of which was allocated to Genzyme Biosurgery.

        Diacrin/Genzyme LLC, our joint venture with Diacrin, Inc. did not initiate a Phase 3 clinical trial of NeuroCell-PD for Parkinson's disease by June 30, 2001. Because a Phase 3 trial of the product candidate was not initiated by June 30, 2001, Genzyme General had the right to elect to receive a refund of $20.0 million of the $25.0 million Genzyme Biosurgery received from Genzyme General in connection with the transfer to Genzyme General of Genzyme Biosurgery's interest in the joint venture, plus accrued interest thereon at a rate of 13.5% per annum. On August 2, 2001, Genzyme Biosurgery received notification from Genzyme General of its election to receive the refund. Genzyme Biosurgery can pay the refund amount in cash, Biosurgery designated shares or both. The refund was due and payable within 90 days after Genzyme Biosurgery received the notice from Genzyme General. Genzyme General and Genzyme Biosurgery agreed to extend Genzyme Biosurgery's deadline to refund the $20.0 million to Genzyme General to February 1, 2002.

GBS-21

        As of December 31, 2001, we were committed to make the following payments under contractual obligations using cash allocated to Genzyme Biosurgery:

	Payments Due by Period
Contractual Obligations	Total	2002	2003	2004	2005	2006	After 2006
	(Amounts in millions)
Long-term debt	$244.0	$—	$244.0	$—	$—	$—	$—
Capital lease obligations	1.6	0.9	0.7	—	—	—	—
Operating leases	20.9	4.6	4.6	3.5	2.8	2.8	2.6
Unconditional purchase obligations	—	—	—	—	—	—	—
Research and development agreements	1.4	1.4	—	—	—	—	—
Other contractual obligations	27.1	27.1	—	—	—	—	—

Total contractual cash obligations	$295.0	$34.0	$249.3	$3.5	$2.8	$2.8	$2.6

        We believe that Genzyme Biosurgery's cash resources, together with the revenues generated from its products and distribution agreements, will be sufficient to finance its planned operations and capital requirements through the fourth quarter of 2002. Genzyme Biosurgery intends to use substantial portions of its available cash for:

  •
  research and development;

  •
  product development and marketing, including for Synvisc viscosupplementation product;

  •
  expanding manufacturing capacity;

  •
  expanding facilities; and

  •
  working capital.

        Genzyme Biosurgery's cash needs may differ from those planned as a result of many factors, including the:

  •
  results of research and development efforts;

  •
  ability to establish and maintain strategic alliances;

  •
  ability to enter into licensing arrangements and additional distribution arrangements;

  •
  ability to share costs of product development with research and marketing partners;

  •
  costs involved in enforcing patent claims and other intellectual property rights;

  •
  market acceptance of novel approaches and therapies;

  •
  success of its initiatives to reduce expenses and streamline its operations;

  •
  development of competitive products; and

  •
  ability to satisfy regulatory requirements of the FDA and other governmental authorities.

        Genzyme Biosurgery will require significant additional financing to continue operations at anticipated levels. We cannot guarantee that Genzyme Biosurgery will be able to obtain any additional financing, extend any existing financing arrangements, or obtain either on terms we consider favorable. If Genzyme Biosurgery has insufficient funds or is unable to raise additional funds, it may delay, scale back or eliminate certain of its programs. Genzyme Biosurgery may also have to sell to, or co-develop with third parties, rights to commercialize technologies or products that it would otherwise have sought to commercialize itself.

GBS-22

New Accounting Pronouncements and Market, Interest Rate, Foreign Exchange and Equity Price Risk

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

A failure to increase sales of Synvisc viscosupplementation product could have a negative effect on the price of Biosurgery Stock.

        Genzyme Biosurgery expects to generate a substantial portion of its product revenues from sales of Synvisc viscosupplementation product. Net product sales of Synvisc viscosupplementation product totaled $83.3 million for the year ended December 31, 2001, representing approximately 35% of Genzyme Biosurgery's total revenues for that year and $0.1 million for the 13-day period beginning December 18, 2000 (date of Genzyme Biosurgery's inception) to December 31, 2000, representing approximately 0.08% of Genzyme Biosurgery's total revenues for that year.

        Failure to achieve sales growth for Synvisc viscosupplementation product may cause the value of Biosurgery Stock to decline. Revenues from Synvisc viscosupplementation product could be impacted negatively if competitive treatments for the symptoms of osteoarthritis of the knee are deemed more efficacious, more convenient to use or cost effective. Products competitive to Synvisc viscosupplementation product are currently being sold. Some companies are developing competitive products, and other companies may do so in the future.

        The commercial success of Synvisc viscosupplementation product also will depend on many other factors, including:

    •
    The availability of third-party reimbursement.

      An important factor to achieving sales growth for Synvisc viscosupplementation product is the availability of reimbursement from third party payors, including managed care organizations, private health insurers and government healthcare administrative authorities. Genzyme Biosurgery has been generally successful in obtaining and maintaining broad coverage and adequate reimbursement in the United States for Synvisc viscosupplementation product. Medicare carriers in all 50 states provide benefits for Synvisc viscosupplementation product. Approximately 90% of commercial insurers also cover the product. Genzyme Biosurgery is working to expand existing coverage to plans that do not provide benefits for Synvisc viscosupplementation product and in situations where coverage policies may be limited in scope. Outside the United States, reimbursement is often provided by government healthcare administrative authorities. Reimbursement is not offered by any such authority outside the United States. Genzyme Biosurgery continues to seek coverage for Synvisc viscosupplementation product from such authorities, particularly in Canada, Europe and Australia. To manage and reduce healthcare costs, third party payors increasingly seek opportunities to contain healthcare costs. These efforts include challenging the price of healthcare products, limiting coverage and the level of coverage that will be provided, and shifting reimbursable costs to other parties through copayment, coinsurance and other risk sharing arrangements. We cannot guarantee that any third-party payor that currently provides reimbursement for Synvisc viscosupplementation product will continue to provide coverage or reimbursement at

GBS-23

      adequate levels, or that additional third-party payors will begin to provide coverage or reimbursement at adequate levels.

    •
    Continued relations with marketing partners.

      Genzyme Biosurgery has entered into several distribution agreements for marketing and distributing Synvisc viscosupplementation product. Genzyme Biosurgery has in the past and may in the future periodically reacquire distribution rights in some territories if partners fail to perform under agreements relating to these territories. Genzyme Biosurgery may not be able to maintain or replace these marketing partners. In this event, there may be disruptions in sales associated with restructuring Genzyme Biosurgery's distribution arrangements.

        The future commercial success of Synvisc viscosupplementation product, as well as the other marketed products allocated to Genzyme Biosurgery, is highly uncertain. For additional details concerning the risks associated with commercializing novel biotechnology products, you should review the factors described under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations—Factors Affecting Future Operating Results" included in this annual report.

The commercial success of Carticel chondrocytes is uncertain.

        Carticel cartilage repair service involves a proprietary process for growing autologous chondrocytes (a patient's own cartilage cells) to replace those that are damaged or lost. Revenues from Carticel chondrocytes services total $18.4 million for the year ended December 31, 2001, representing approximately 8% of Genzyme Biosurgery's total revenue for that year. The commercial success of Carticel chondrocytes will depend on many factors, including the following:

    •
    Positive results from post-marketing studies.

      If three ongoing post-marketing studies do not demonstrate that treatment with Carticel chondrocytes is superior to the alternatives studied, the FDA may suspend or withdraw its approval of Carticel chondrocytes.

    •
    FDA approval of related device.

      Genzyme Biosurgery has developed a device to improve the procedure for implanting Carticel chondrocytes and has filed for marketing approval with the FDA. We cannot guarantee that the FDA will approve this device, that this device will improve the procedure for implanting Carticel chondrocytes, or that this device will gain commercial acceptance.

    •
    The availability of third-party reimbursement.

      Since the FDA approved Carticel chondrocytes, we have seen a substantial increase in the number of third party payors who cover it. Some third-party payers, however, do not cover Carticel chondrocytes. We cannot guarantee that any third-party payers will continue to cover it or that additional third-party payers will begin to provide reimbursement.

      Although FDA approval is a crucial factor in insurance plans deciding to cover new treatments, a number of major insurance plans also base such decisions on their own or third-party evaluations of treatments. One independent association that conducts evaluations is the Blue Cross Blue Shield Association. The Blue Cross Blue Shield Association's Technology Assessment Committee has issued an evaluation indicating that Carticel chondrocytes do not meet all of its published criteria for new treatments. We

GBS-24

      believe that Carticel chondrocytes do meet these criteria and are discussing the evaluation with the Blue Cross Blue Shield Association. While individual Blue Cross Blue Shield plans representing more than 50% of Blue Cross Blue Shield policyholders have provided policy coverage for Carticel chondrocytes without a favorable evaluation by the Blue Cross Blue Shield Association, many Blue Cross Blue Shield plans have delayed approving coverage for Carticel chondrocytes under their policies as a result of this unfavorable evaluation. Since these remaining plans represent a significant percentage of insured lives in the Untied States, this evaluation has continued to restrict our access to a substantial portion of the market for Carticel chondrocytes. Some payors that cover Carticel chondrocytes as a matter of medical policy may nonetheless fail to provide separate or adequate reimbursement. Thus, providers who elect to use Carticel chondrocytes for patients who are insured by these payors are forced to absorb most or all of the cost.

    •
    The success of competitive products.

      The process we use to grow a patient's cartilage cells is not patentable, and we do not yet have significant patent protection covering the other processes used in providing Carticel chondrocytes. Consequently, we cannot prevent a competitor from developing the ability to grow cartilage cells and from offering a product or service that is similar or superior to Carticel chondrocytes. If a competitor were to develop such ability and obtain FDA approval for a competitive product or service, Genzyme Biosurgery's results of operations would be negatively impacted. We are aware of at least three other companies that have competitive cell-based therapies for cartilage repair in the European market. Further, at least three other companies are engaged in research on cultured cartilage cell products. Also, several pharmaceutical and biotechnology companies are developing alternative treatments for knee cartilage damage. One or more of these companies may develop products or services superior to Carticel chondrocytes.

    •
    Market acceptance by orthopaedic surgeons.

      We are marketing Carticel chondrocytes to orthopaedic surgeons. We cannot guarantee that we will train enough surgeons who incorporate Carticel chondrocytes into their practice to make it commercially successful.

    •
    Fluctuating revenues due to seasonal factors.

      We expect that the revenues from the sale of the Carticel chondrocytes will fluctuate based on our success in penetrating the market, the availability of competitive procedures and the availability of third-party reimbursement. We cannot predict the timing or magnitude of these fluctuations. Furthermore, we expect that revenues from Carticel chondrocytes will be lower in the summer months because fewer operations are typically performed during those months.

    •
    Reliance on key collaborators.

      Carticel chondrocytes were developed based on the work of a group of Swedish physicians. Individuals who are familiar with the know-how underlying Carticel chondrocytes through their association with these physicians may disclose the information to our competitors. This event could have an adverse effect on Genzyme Biosurgery's results of operations.

      Genzyme Biosurgery maintains consulting and sponsored research arrangements with the University of Gothenburg in Sweden and certain physicians, including the two physicians who lead the group that developed Carticel chondrocytes. The purpose of these

GBS-25

      arrangements is to conduct additional research on Carticel chondrocytes. The arrangements prohibit members of the research team from disclosing any information proprietary to Genzyme Biosurgery and require all inventions conceived or reduced to practice during the course of such research shall be Genzyme Biosurgery's property.

Genzyme Biosurgery has and will continue to devote significant resources to develop novel products and treatments that may not be commercially successful.

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

        Similarly, until recently surgeons have not used products designed to reduce the incidence and extent of postoperative adhesions. Since 1996, when Seprafilm adhesion barrier was introduced, market acceptance of anti-adhesion products has been slow. To increase sales of the Sepra products, Genzyme Biosurgery has had to educate surgeons and hospital administrators about the problems of, and costs associated with, adhesions and the benefits of preventing adhesions. Genzyme Biosurgery also has had to, and continues to have to, train surgeons on the proper handling and use of these products.

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

        The commercial success of any gene therapy products that Genzyme Biosurgery develops will depend in part on public acceptance of the use of gene therapies for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain the acceptance of the public or the medical community. Negative public reaction to gene therapy could result in:

  •
  greater government regulation;

  •
  stricter clinical trial oversight;

  •
  tighter commercial product labeling requirements of gene therapies; and

  •
  a decrease in the demand for any gene therapy product that Genzyme Biosurgery may develop.

GBS-26

Because Genzyme Biosurgery has significant fixed payments, it will need to devote a substantial portion of its cash flow to make the payments and may need to borrow money in the future to make debt payments and operate its business.

        As of December 31, 2001, we had allocated to Genzyme Biosurgery approximately $234.0 million borrowed under our corporate credit facility. Genzyme Biosurgery will use a large part of its cash flow to make principal and interest payments on this debt. If Genzyme Biosurgery's cash flow from operations is insufficient to meet these obligations, we may need to borrow additional funds on behalf of Genzyme Biosurgery to make these payments. We cannot guarantee that such additional financing will be available or available on favorable terms.

        In addition to amounts borrowed under the credit facility, significant cash obligations allocated to Genzyme Biosurgery include the following:

    •
    Genzyme General.

      Genzyme Biosurgery is obligated to pay back to Genzyme General $20.0 million of the $25.0 million, plus accrued interest of 13.5% per annum, Genzyme Biosurgery received from Genzyme General in connection with the transfer to Genzyme General of Genzyme Biosurgery's interest in Diacrin/Genzyme LLC. The refund obligation arose because Diacrin/Genzyme LLC, our joint venture with Diacrin, Inc., failed to initiate a phase 3 trial of NeuroCell-PD for Parkinson's disease by June 30, 2001. This refund is due by February 1, 2002.

    •
    UBS Warburg LLC.

      In connection with our acquisition of Biomatrix, we assumed a 6.9% convertible subordinated note in favor of UBS Warburg LLC that matures in May 2003. At December 31, 2001, $10.0 million principal amount of this note remained outstanding, all of which we allocated to Genzyme Biosurgery. Genzyme Biosurgery will use a part of its cash flow to satisfy debt service on this note. If all or a portion of the note is not converted at the option of the holder into Biosurgery Stock, at maturity Genzyme Biosurgery's cash reserves will be diminished by the amount necessary to repay the outstanding principal of the note.

Genzyme Biosurgery anticipates future losses and may never become profitable.

        Genzyme Biosurgery expects to have operating losses before amortization of intangibles through at least the second quarter of 2002 as it continues to spend substantial amounts of money on, among other things, conducting research, development, regulatory and commercialization activities to support its expanded product lines. This strategy involves risks, which include supporting higher levels of operating expenses, attracting and retaining employees, and dealing with other management difficulties that arise from rapid growth and operating loss. If Genzyme Biosurgery cannot increase revenues and/or reduce operating expenses effectively, it may not become profitable.

If Genzyme Biosurgery fails to obtain capital necessary to fund its operations, it will be unable to fund development programs and complete clinical trials.

        We anticipate that Genzyme Biosurgery's current cash resources, together with revenues generated from product and service sales, will be sufficient to fund its operations through at least the fourth quarter of 2002.

        Genzyme Biosurgery's cash needs may differ from those planned because of many factors, including the:

  •
  results of research and development efforts;

GBS-27

  •
  ability to establish and maintain strategic alliances;

  •
  ability to enter into and maintain licensing arrangements and additional distribution arrangements;

  •
  ability to share costs of product development with research and marketing partners;

  •
  achievement of milestones under strategic alliances;

  •
  costs involved in enforcing patent claims and other intellectual property rights;

  •
  market acceptance of novel approaches and therapies;

  •
  success of its initiatives to reduce expenses and streamline its operations;

  •
  development of competitive products; and

  •
  ability to satisfy regulatory requirements of the FDA and other government authorities.

        Genzyme Biosurgery will require significant additional financing to continue operations at anticipated levels. We cannot guarantee that Genzyme Biosurgery will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms we consider favorable. If Genzyme Biosurgery has insufficient funds or is unable to raise additional funds, it may delay, scale back or eliminate certain of its programs. Genzyme Biosurgery may also have to sell to, or co-develop with third parties, rights to commercialize technologies or products that it would otherwise have sought to commercialize itself.

Changes in Genzyme Biosurgery's manufacturing capabilities could significantly reduce its ability to deliver its products.

        Genzyme Biosurgery is engaged in the production of a wide variety of products and services. Genzyme Biosurgery's manufacturing processes are highly complex and are regulated by the government. It is possible that Genzyme Biosurgery will have problems maintaining or expanding its facilities in the future. These problems could cause delays in production or delivery. Any significant disruption in Genzyme Biosurgery's manufacturing operations or in its ability to manufacture products cost effectively could have an adverse effect on its business, results of operations and financial condition.

Competition from other medical device and technology companies could hurt Genzyme Biosurgery's performance.

        The human health care products and services industry is extremely competitive. Major medical device and technology companies compete or may compete with Genzyme Biosurgery. These include such companies as:

  •
  Atrium Medical Corporation and Sherwood-Davis & Geck, a division of Tyco International, Ltd., in the cardiovascular fluid management market;

  •
  Ethicon Inc., a Johnson & Johnson company, and U.S. Surgical Corporation, a division of Tyco, in the cardiovascular closure market;

  •
  CardioThoracic Systems, Inc., Medtronic, Inc., U.S. Surgical, Guidant Corporation, Baxter Healthcare Corporation and Ethicon in the minimally invasive cardiovascular surgery market;

  •
  Ethicon, Lifecore Biomedical, Inc., Life Medical Sciences, Inc. and Gliatech, Inc. in the anti-adhesion market; and

GBS-28

  •
  Fidia S.p.A., Q-Med AB, Sanofi and OrthoLogic Corp., Anika Therapeutics, Inc., Zimmer, Inc., and Seikagiku Corporation, Bio-Technology General Corp. and Smith & Nephew in the viscosupplementation product market.

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

        The current trend among hospitals and other significant consumers of surgical devices is to combine into larger purchasing groups to increase their purchasing power and thus reduce their purchase price for surgical devices. Partly in response to this development, surgical device manufacturers have been consolidating to be able to offer more comprehensive product lines to these larger purchasing groups. In order to market successfully its products to larger purchasing groups, Genzyme Biosurgery may have to expand its product lines or enter into joint marketing or distribution agreements with other manufacturers of surgical devices. We cannot guarantee that Genzyme Biosurgery will be able to employ either of these initiatives or that, when employed, these initiatives will increase the marketability of its products.

We face litigation that could have a material adverse effect on Genzyme Biosurgery's business, financial condition and results of operations.

        We encourage you to read the material under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations—Factors Affecting Future Operating Results—In connection with our acquisition of Biomatrix, we assumed litigation faced by Biomatrix" included in this annual report. That material describes a securities lawsuit filed against Biomatrix prior to our acquisition of Biomatrix.

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

GBS-29

GENZYME BIOSURGERY
A DIVISION OF GENZYME CORPORATION

COMBINED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2001	2000	1999
	(Amounts in thousands)
Revenues:
Net product sales	$211,523	$121,870	$111,951
Net service sales	23,614	23,321	20,305
Revenues from research and development contracts	5	23	97

Total revenues	235,142	145,214	132,353

Operating costs and expenses:
Cost of products sold	113,250	69,489	67,212
Cost of services sold	12,733	12,298	13,237
Selling, general and administrative	122,020	92,238	87,841
Research and development	47,159	37,000	36,075
Amortization of intangibles	46,828	7,096	5,750
Purchase of in-process research and development	—	82,143	—
Charge for impaired asset	—	4,321	—

Total operating costs and expenses	341,990	304,585	210,115

Operating loss	(106,848)	(159,371)	(77,762)
Other income (expenses):
Equity in net loss of unconsolidated affiliates	(1,316)	—	(3,403)
Loss on investments in equity securities	—	(7,300)	—
Loss on sale of product line	(24,999)	—	—
Other	124	(15)	138
Investment income	1,753	5,833	4,808
Interest expense	(13,884)	(1,364)	(1,858)

Total other expenses	(38,322)	(2,846)	(315)

Division net loss	$(145,170)	$(162,217)	$(78,077)

Comprehensive loss, net of tax:
Division net loss	$(145,170)	$(162,217)	$(78,077)

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	979	(332)	—
Unrealized gains (losses) on securities:
Unrealized gains (losses) arising during the period	97	(5,558)	(1,839)
Reclassification adjustment for losses included in division net loss	—	7,300	—

Unrealized gains (losses) on securities, net	97	1,742	(1,839)

Other comprehensive income (loss)	1,076	1,410	(1,839)

Comprehensive loss	$(144,094)	$(160,807)	$(79,916)

The accompanying notes are an integral part of these combined financial statements.

GBS-30

GENZYME BIOSURGERY
A DIVISION OF GENZYME CORPORATION

COMBINED BALANCE SHEETS

	December 31,
	2001	2000
	(Amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$38,623	$78,163
Accounts receivable, net	38,293	38,952
Inventories	43,545	61,574
Prepaid expenses and other current assets	2,734	9,543

Total current assets	123,195	188,232
Property, plant and equipment, net	53,794	57,409
Intangibles, net	525,178	562,635
Investment in equity securities	—	1,603
Other noncurrent assets	2,504	1,721

Total assets	$704,671	$811,600
LIABILITIES AND DIVISION EQUITY
Current liabilities:
Accounts payable	$7,835	$6,074
Accrued expenses	25,142	46,245
Due to Genzyme General	29,513	18,645
Current portion of long-term debt and capital lease obligations	905	18,449

Total current liabilities	63,395	89,413
Long-term debt and capital lease obligations	234,724	201,004
Convertible notes	10,000	10,000
Other noncurrent liabilities	2,098	77

Total liabilities	310,217	300,494
Commitments and contingencies (See Notes J, L and N)
Division equity (Note M)	394,454	511,106

Total liabilities and division equity	$704,671	$811,600

The accompanying notes are an integral part of these combined financial statements.

GBS-31

GENZYME BIOSURGERY
A DIVISION OF GENZYME CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2001	2000	1999
	(Amounts in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Division net loss	$(145,170)	$(162,217)	$(78,077)
Reconciliation of division net loss to net cash used in operating activities:
Depreciation and amortization	60,931	11,622	9,367
Non-cash compensation expense	66	—	—
Provision for bad debt	701	1,359	559
Charges for in-process research and development	—	82,143	—
Equity in net loss of unconsolidated affiliates	1,316	—	3,403
Loss on sale of product line	24,999	—	—
Accrued interest/amortization of marketable securities	—	2,294	—
Loss on investments in equity securities	—	7,300	—
Other	25	443	1,305
Increase (decrease) in cash from working capital changes:
Accounts receivable	(361)	(6,904)	(5,898)
Inventories	13,097	(7,561)	(8,233)
Prepaid expenses and other current assets	6,502	(1,178)	2,365
Accounts payable and accrued expenses	(17,118)	6,975	2,558
Due to Genzyme General	10,868	10,906	6,541

Net cash used in operating activities	(44,144)	(54,818)	(66,110)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of investments	—	(96,456)	(15,161)
Sales and maturities of investments	—	198,593	36,878
Purchase of equity securities	(5,000)	(5,000)	(4,000)
Purchase of property, plant and equipment	(12,874)	(2,850)	(4,771)
Sale of property, plant and equipment	1,047	26	—
Proceeds from sale of product line	15,862	—	—
Acquisitions, net of cash acquired	(23,805)	(196,284)	—
Purchase of technology rights	—	(75)	(1,400)
Investment in unconsolidated affiliate	—	—	(3,594)
Other	(2,554)	(11,479)	471

Net cash provided by (used in) investing activities	(27,324)	(113,525)	8,423
CASH FLOWS FROM FINANCING ACTIVITIES:
Allocated proceeds from issuance of Biosurgery Stock	1,562	299	—
Allocated proceeds from issuance of Surgical Products Stock	—	910	—
Allocated proceeds from issuance of Tissue Repair Stock	—	797	462
Proceeds from issuance of debt	17,000	200,000	—
Payments of debt and capital lease obligations	(1,765)	—	(96)
Net cash allocated from Genzyme General	11,993	9,910	79,451
Bank overdraft	443	2,783	2,405
Payments of notes receivable from stockholders	2,841	—	—
Other	81	(54)	(221)

Net cash provided by financing activities	32,155	214,645	82,001
Effect of exchange rate changes on cash	(227)	(185)	—

Increase (decrease) in cash and cash equivalents	(39,540)	46,117	24,314
Cash and cash equivalents at beginning of period	78,163	32,046	7,732

Cash and cash equivalents at end of period	$38,623	$78,163	$32,046

Supplemental disclosures of cash flows:
Cash paid during the year for:
Interest	$11,916	$1,620	$1,629
Supplemental disclosures of non-cash transactions:
Other Charges—Note C
Acquisitions and disposition—Notes D, E
In conjunction with the acquisitions of Focal, Biomatrix and GDP, liabilities were assumed as follows:
Fair value of assets acquired	$33,506	$375,732
Goodwill	9,779	112,262
Acquired in-process research and development	—	82,143
Deferred compensation	—	66
Issuance of common stock and options	(9,801)	(217,895)
Net cash paid for acquisition and acquisition costs	(24,223)	(208,371)
Existing equity investment	(5,488)	—
Liabilities for exit activities and integration	—	(6,716)
Net deferred tax liability assumed	—	(106,122)

Net liabilities assumed	$3,773	$31,099

The accompanying notes are an integral part of these combined financial statements.

GBS-32

GENZYME BIOSURGERY
A DIVISION OF GENZYME CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

        Genzyme Biosurgery is our operating division that develops and markets implantable biotherapeutic products, biomaterials and medical devices to improve or replace surgery, with an emphasis on the orthopaedics and cardiothoracic markets.

        In December 2000, we acquired Biomatrix, Inc., a public company that develops, manufactures, markets and sells a series of proprietary viscoelastic and viscosupplementation products based on hyaluronan technology that are used in therapeutic medical applications and skin care, for an aggregate purchase price of $482.4 million. We accounted for the acquisition as a purchase and allocated it to Genzyme Biosurgery. Immediately prior to the acquisition, we combined two of our operating divisions, Genzyme Surgical Products and Genzyme Tissue Repair, to form a new division called Genzyme Biosurgery. We allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery. The combination of Genzyme Surgical Products and Genzyme Tissue Repair to form Genzyme Biosurgery did not result in any adjustments to the book values of the net assets of the divisions because they remained divisions of the same corporation. We present the financial statements of Genzyme Biosurgery as though the divisions had been combined for all periods presented, and include the operations of Biomatrix from December 18, 2000, the date of acquisiton.

        In connection with the formation of Genzyme Biosurgery, we created Genzyme Biosurgery Stock. Biosurgery Stock is designed to track the performance of our Genzyme Biosurgery division. We converted each outstanding share of Surgical Products Stock into 0.6060 of a share of Biosurgery Stock, and each outstanding share of Tissue Repair Stock into 0.3352 of a share of Biosurgery Stock. We converted all outstanding options to purchase Surgical Products Stock and Tissue Repair Stock into options to purchase Biosurgery Stock at the applicable conversion rate.

Basis of Presentation

        The combined financial statements of Genzyme Biosurgery for each period include the balance sheets, results of operations and cash flows of the businesses we allocate to Genzyme Biosurgery. We also allocate a portion of our corporate operations to Genzyme Biosurgery using methods described in our allocation policy below. These combined financial statements are prepared using amounts included in our consolidated financial statements included in this annual report. We have reclassified certain 2000 and 1999 data to conform with the 2001 presentation.

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

GBS-33

Biosurgery. The chief mechanisms intended to cause Biosurgery Stock to "track" the financial performance of Genzyme Biosurgery are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

  •
  factors the assets and liabilities and income or losses attributable to Genzyme Biosurgery into the determination of the amount available to pay dividends on Biosurgery Stock; and

  •
  requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock if all or substantially all of the assets allocated to Genzyme Biosurgery are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of Biosurgery Stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

        To determine earnings per share, we allocate Genzyme's earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Biosurgery Stock are defined in our charter as the net income or loss of Genzyme Biosurgery determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme Biosurgery in accordance with our management and accounting policies. Our charter also requires that all income and expenses of Genzyme be allocated among the divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so. Because the earnings allocated to Biosurgery Stock are based on the income or losses attributable to Genzyme Biosurgery, we include financial statements and management's discussion and analysis of Genzyme Biosurgery to aid investors in evaluating its performance.

        While Biosurgery Stock is designed to reflect Genzyme Biosurgery's performance, it is common stock of Genzyme Corporation and not Genzyme Biosurgery; Genzyme Biosurgery is a division, not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of Biosurgery Stock have no specific rights to assets allocated to Genzyme Biosurgery. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme Biosurgery and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to Genzyme Biosurgery. Holders of Biosurgery Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of Genzyme liquidation, insolvency or similar event, holders of Biosurgery Stock and other tracking stockholders would only have the rights of common stockholders in the combined assets of Genzyme.

Allocation Policy

        Our charter sets forth what operations and assets are initially allocated to Genzyme Biosurgery and states that going forward the division will also include all businesses, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between Genzyme Biosurgery and our other divisions and with third

GBS-34

parties, and any resulting reallocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our divisional management and accounting policies, which are filed as Exhibit 99.1 to this annual report. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

        Allocations to our divisions are based on one of the following methodologies:

  •
  specific identification—assets that are dedicated to the production of goods of a division or which solely benefit a division are allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred in activities which directly benefit a division are allocated to the division. Such specifically identified assets and liabilities include cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs are allocated to a division;

  •
  actual usage—expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the services are performed on a cost basis. Such charges are generally based upon direct labor hours;

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

Translation of Foreign Currencies

        We translate the financial statements of foreign subsidiaries allocated to Genzyme Biosurgery from local currency into U.S. dollars and record translation adjustments for these subsidiaries to division equity. Genzyme Biosurgery records gains and losses on foreign currency transactions in its results of operations.

        We include exchange gains and losses on intercompany balances which are long-term in nature in division equity. Gains and losses on all other transactions are included in results of operations.

GBS-35

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

        We do not recognize revenue under any circumstances unless collectibility is reasonably assured. We believe our revenue recognition policies are in compliance with Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements."

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

GBS-36

NOTE B.    POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S OPERATING DIVISIONS

        Because each of our operating divisions is a part of a single company, our board of directors has adopted policies to address issues that may arise among divisions and to govern the management of, and the relationships between each division. With some exceptions that are mentioned specifically in this note, our board of directors may modify or rescind these policies, or adopt additional policies, in its sole discretion without stockholder approval, subject only to our board of directors' fiduciary duty to stockholders. Generally accepted accounting principles require that any change in policy be preferable (in accordance with these principles) to the previous policy.

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

  •
  the stage of products or program development; and

GBS-37

  •
  the risk profile of successfully commercializing the product or program.

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

        One division may compensate another division for a reallocation with cash or other consideration having a value equal to the fair market value of the reallocated assets. In the case of a reallocation of assets from Genzyme General to Genzyme Biosurgery, our board of directors may elect instead to account for the reallocation as an increase in Biosurgery designated shares in accordance with the provisions of our charter. Biosurgery designated shares are shares of Biosurgery Stock that are not issued and outstanding, but which our board of directors may issue, sell, or distribute without allocating the proceeds to Genzyme Biosurgery. No gain or loss is recognized as a result of these transfers.

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

GBS-38

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

  •
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

        On December 31, 2001, Genzyme Biosurgery owed Genzyme General approximately $29.5 million in connection with these services. On December 31, 2000, approximately $18.6 million was owed.

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

NOTE C.    OTHER CHARGES

        In 2000, Genzyme Biosurgery recorded a $4.3 million charge for the write-off of abandoned equipment at our Springfield Mills manufacturing facility located in the United Kingdom. The write-off of equipment related to the Sepra product line and did not have other alternative uses.

GBS-39

NOTE D.    DISPOSITION

        In November 2001, we sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery for $15.9 million in net cash, which was allocated to Genzyme Biosurgery. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a net carrying value of approximately $41.0 million at the time of the sale. Genzyme Biosurgery recorded a loss of $25.0 million in connection with this sale.

NOTE E.    ACQUISITIONS

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

GBS-40

Genzyme Development Partners, L.P.

        In January 2001, we acquired the outstanding Class A limited partnership interests in GDP for an aggregate of $25.7 million in cash plus royalties on sales of certain Sepra products for ten years. In August 2001, we purchased the remaining outstanding GDP partnership interests, consisting of two Class B interests, for an aggregate of $180,000 plus royalties on sales of certain Sepra products for ten years. We accounted for the acquisitions as purchases and allocated them to Genzyme Biosurgery. Accordingly, we include the results of operations of GDP in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from January 9, 2001, the date of acquisition.

        We allocated the purchase prices to the fair value of the intangible assets acquired as follows (amounts in thousands):

Total
Patents (to be amortized over 8 years)	$5,909
Trademarks (to be amortized over 10 years)	2,755
Technology (to be amortized over 10 years)	8,827
Goodwill	8,414

Total	$25,905

Biomatrix

        In December 2000, we completed the acquisition of Biomatrix, a public company engaged in the development and manufacturing of viscoelastic biomaterials for use in orthopaedic and other medical applications. Concurrently with the acquisition, we created Genzyme Biosurgery as a new division. We reallocated the businesses of two of our operating divisions—Genzyme Surgical Products and Genzyme Tissue Repair—to Genzyme Biosurgery and allocated the acquired businesses of Biomatrix to Genzyme Biosurgery. As a result of this transaction, we amended our charter to create Biosurgery Stock and eliminated Surgical Products and Tissue Repair Stock. Each outstanding share of, and option to purchase, Surgical Product Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock and each outstanding share of, or option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock.

        We accounted for the acquisition as a purchase and accordingly, the results of operations of Biomatrix are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from December 18, 2000, the date of acquisition.

GBS-41

        The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (in thousands):

Cash paid	$252,421
Issuance of 17.5 million shares of Biosurgery Stock.	206,522
Issuance of options and warrants to purchase 1.7 million shares of Biosurgery Stock	11,373
Acquisition costs	12,087

Total purchase price.	$482,403

Cash and cash equivalents	$56,137
Current assets	37,639
Property, plant & equipment	39,504
Intangible assets (to be amortized straight-line over 1.5 to 11 years)	284,854
Goodwill	114,759
In-process research and development	82,143
Deferred tax asset	922
Deferred compensation	66
Assumed liabilities	(31,347)
Liabilities for exit activities and integration	(8,216)
Notes receivable from stockholders	14,760
Deferred tax liability	(108,818)

Allocated purchase price	$482,403

        The approximately 17.5 million shares of Biosurgery Stock issued in exchange for all of the outstanding shares of Biomatrix common stock were valued using the combined five day average closing prices of Surgical Products Stock and Tissue Repair Stock, divided by the applicable exchange ratio. Options and warrants to purchase approximately 1.7 million shares of Biosurgery Stock, issued in exchange for options and warrants to purchase Biomatrix common stock were valued at $11.4 million using the Black-Scholes model. The intrinsic value of the portion of the unvested options related to the future service period was de minimis.

        Prior to the acquisition, Biomatrix sold 744,000 shares of its common stock to certain of its employees, directors and consultants in exchange for ten-year, full recourse promissory notes. The notes accrue interest at rates ranging from 5.30% to 7.18% and mature at various dates from May 2007 through September 2009, upon which all outstanding principal and accrued interest becomes payable. As a result of the acquisition, these shares were converted into 532,853 shares of Biosurgery Stock and we recorded $14.7 million of outstanding principal and accrued interest to division equity because the notes were received in exchange for the issuance of stock.

        At the date of acquisition, we began to implement plans for certain exit and integration activities, including workforce reductions and the closure of Biomatrix's Canadian facility. Accordingly, we recorded liabilities of $6.7 million for severance and related integration costs and assigned to Biomatrix's Canadian facility a value equal to the amount we estimated we would obtain upon disposal

GBS-42

or sale. In 2001, we recorded adjustments to and charges against the restructuring reserve as follows (amounts in thousands):

Liabilities for exit activities and integration recorded at acquisition	$6,716
Payments in 2000	(746)

Balance at December 31, 2000	5,970

Additional reserve recorded in 2001	1,500
Payments in 2001	(5,891)

Balance at December 31, 2001	$1,579

        In October 2001, we completed the sale of the Canadian facility for net proceeds of $1.0 million, which we allocated to Genzyme Biosurgery. We adjusted the allocated fair value of the Canadian facility to equate to the proceeds of the disposal.

        As of December 31, 2001, a total of $6.6 million of costs had been charged against the accrual for exit activity and integration costs. We expect to complete this restructuring in 2002.

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

        The significant assumptions underlying the valuations included potential revenues, costs of completion, the timing of product approvals and the selection of appropriate probability of success and discount rate. None of Biomatrix's IPR&D projects had reached technological feasibility at the date of acquisition nor did they have any alternative future use. Consequently, in accordance with generally accepted accounting principles, the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery for the year ended December 31, 2000. Genzyme Biosurgery is amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 1.5 years to 11 years. As of December 31, 2001, the technological feasibility of the acquired projects had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

GBS-43

        Substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technical feasibility. In addition, once research is completed, each product will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue and on the results of preclinical and clinical studies. We cannot give you assurances that any of these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operation could be materially affected.

Unaudited Pro Forma Financial Summary

        The following unaudited pro forma financial summary is presented as if the acquisitions of Biomatrix and Focal were completed as of January 1, 2001 and 2000. The unaudited pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisitions been consummated at those dates, or of the future operations of the combined entities. Material nonrecurring charges related to these acquisitions, such as the acquired IPR&D charge of $82.1 million related to our Biomatrix acquisition, are not reflected in the following unaudited pro forma financial summary:

	For the Years Ended December 31,
	2001	2000
	(Amounts in thousands)
Total revenues	$235,289	$221,103
Division net loss	(155,724)	(144,159)

NOTE F.    ACCOUNTS RECEIVABLE AND INTANGIBLE ASSETS

        Genzyme Biosurgery's trade receivables primarily represent amounts due from distributors and healthcare service providers. Genzyme Biosurgery performs credit evaluations of its customers on an ongoing basis and generally does not require collateral. Genzyme Biosurgery states accounts receivable at fair value after reflecting an allowance for doubtful accounts. This allowance was $1.9 million at December 31, 2001 and $2.4 million at December 31, 2000.

GBS-44

        The following table contains information on Genzyme Biosurgery's intangible assets for the periods presented:

	December 31, 2001	Weighted Average Estimated Useful Life (Years)	December 31, 2000	Weighted Average Estimated Useful Life (Years)
	(Amounts in thousands, except useful life data)
Goodwill	$236,621	25	$242,109	27
Tradenames	85,228	22	94,624	25
Distribution agreements	13,950	8	13,950	8
Patents	173,379	11	75,196	11
Technology	79,423	11	159,624	11
Other	5,011	4	4,622	7

	593,612		590,125
Less accumulated amortization	(68,434)		(27,490)

Intangible assets, net	$525,178		$562,635

NOTE G.    INVENTORIES

	December 31,
	2001	2000
	(Amounts in thousands)
Raw materials	$13,301	$21,270
Work-in-process	11,517	25,640
Finished products	18,727	14,664

Total	$43,545	$61,574

NOTE H.    PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2001	2000
	(Amounts in thousands)
Plant and equipment	$32,221	$22,506
Land and buildings	38,891	40,039
Leasehold improvements	2,720	3,083
Furniture and fixtures	7,001	7,023
Construction-in-progress	1,112	564

	81,945	73,215
Less accumulated depreciation	(28,151)	(15,806)

Property, plant and equipment, net	$53,794	$57,409

        Genzyme Biosurgery's depreciation expense was $14.1 million in 2001, $4.3 million in 2000, and $3.6 million in 1999.

GBS-45

NOTE I.    INVESTMENTS

        Investments in marketable securities consisted of the following:

	December 31,
	2001		2000
	Cost	Market Value	Cost	Market Value
	(Amounts in thousands)
Cash equivalents:(1)
Money market fund (2)	$33,838	$33,838	$74,035	$74,035

Investment in equity securities (3)	$—	$—	$1,603	$1,603

(1)
Cash equivalents are included as part of cash and cash equivalents on our balance sheets.

(2)
Genzyme Biosurgery's investments in money market funds have contractual maturities within one year.

(3)
In 2000, we determined that our investment in the common stock of Focal, Inc., which we allocated to Genzyme Biosurgery, was permanently impaired. As a result, we recorded a charge to operations of $7.3 million in 2000, which we allocated to Genzyme Biosurgery.

        Genzyme Biosurgery records gross unrealized holding gains and losses in division equity. Genzyme Biosurgery did not record any such amounts in 2001 and 2000.

        Note I., "Investments," to our consolidated financial statements contains information regarding Genzyme Biosurgery's equity investment in Focal. We incorporate that information into this note by reference.

NOTE J.    NEUROCELL JOINT VENTURE REFUND

        Diacrin/Genzyme LLC, our joint venture with Diacrin, Inc. did not initiate a Phase 3 clinical trial of NeuroCell-PD for Parkinson's disease by June 30, 2001. Because a Phase 3 trial of the product was not initiated by June 30, 2001, Genzyme General had the right to elect to receive a refund of $20.0 million of the $25.0 million Genzyme Biosurgery received from Genzyme General in connection with the transfer to Genzyme General of Genzyme Biosurgery's interest in the joint venture plus accrued interest thereon at a rate of 13.5% per annum. On August 2, 2001, Genzyme Biosurgery received notification from Genzyme General of its election to receive the refund. Genzyme Biosurgery can pay the refund amount in cash, Biosurgery designated shares or both. The refund was due and payable within 90 days after Genzyme Biosurgery received the notice from Genzyme General. Genzyme General and Genzyme Biosurgery agreed to extend Genzyme Biosurgery's deadline to refund the $20.0 million to February 1, 2002. The repayment will be recorded as a reduction to Genzyme Biosurgery's division equity.

GBS-46

NOTE K.    ACCRUED EXPENSES

	December 31,
	2001	2000
	(Amounts in thousands)
Compensation	$11,507	$12,180
Bank overdrafts	2,330	2,783
Royalties	4,522	3,200
Restructuring costs	2,160	5,970
Acquisition related costs	—	8,897
Other	4,623	13,215

Total	$25,142	$46,245

NOTE L.    LONG-TERM DEBT AND LEASES

        Our long-term debt and capital lease obligations consist of the following:

	December 31,
	2001	2000
	(Amounts in thousands)
Revolving credit facility maturing in December 2003	$234,000	$200,000
Revolving credit facility maturing in December 2001	—	18,000
6.9% convertible subordinated note due in May 2003	10,000	10,000
Capital leases	1,629	1,453

	245,629	229,453
Less current portion	(905)	(18,449)

	$244,724	$211,004

        Note K., "Long-Term Debt and Leases," to our consolidated financial statements contains information regarding our:

  •
  revolving credit facility;

  •
  6.9% convertible subordinated note; and

  •
  capital leases resulting from the acquisition of Biomatrix.

We incorporate that information into this note by reference.

Operating Leases

        Genzyme Biosurgery leases facilities and personal property under operating leases with terms in excess of one year. Genzyme Biosurgery's total expense under operating leases was (amounts in millions):

2001	2000	1999
$3.3	$2.7	$1.9

        Over the next five years, Genzyme Biosurgery will be required to repay the following amounts under operating leases (amounts in millions):

2002	2003	2004	2005	2006	After 2006
$4.6	$4.6	$3.5	$2.8	$0.5	$2.4

GBS-47

NOTE M.    DIVISION EQUITY

        The following table contains the components of division equity for Genzyme Biosurgery for the periods presented:

	December 31,
	2001	2000	1999
	(Amounts in thousands)
Balance at beginning of period	$511,106	$350,463	$210,692
Division net loss	(145,170)	(162,217)	(78,077)
Allocated tax benefits	18,189	448	—
Allocation of proceeds from issuance of Tissue Repair Stock under stock plans	—	798	461
Allocation of proceeds from issuance of Surgical Products Stock under stock plans	—	910	—
Allocation of proceeds from issuance of Biosurgery Stock under stock plans	1,555	298	—
Allocation of cash from Genzyme General to Genzyme Biosurgery for Biosurgery designated shares (1)	12,000	—	—
Allocation of cash from Genzyme General to Genzyme Surgical Products for Surgical Products designated shares (1)	—	—	176,706
Allocation of cash from Genzyme General to Genzyme Tissue Repair for Tissue Repair designated shares (1)	—	9,910	5,001
Allocated value of Biosurgery Stock issued upon acquisition of Biomatrix	—	217,895	—
Allocated value of Biosurgery Stock issued upon acquisition of Focal	9,801	—	—
Tax benefit related to acquisition	1,774	107,044	—
Amortization of deferred tax benefit	(18,189)	—	—
Notes receivable from stockholders	(535)	(14,760)	—
Payment of notes receivable from stockholders	2,841	—	—
Allocated stock compensation expense	66	—	—
Payment from Genzyme General for transfer of research program	—	—	100
Payment from Genzyme General for transfer of interest in joint venture	—	—	25,000
Conversion of 5 1/4% convertible notes	7	—	—
Allocated value of Tissue Repair Stock issued upon conversion of convertible debt	—	—	12,483
Issuance of Tissue Repair Stock in connection with research programs	—	289	—
Allocated equity adjustments	1,009	28	(1,903)

Balance at end of period	$394,454	$511,106	$350,463

(1)
Designated shares are shares of our common stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to the division

GBS-48

  corresponding to that series of stock. As of December 31, 2001, there were approximately 3.2 million Biosurgery designated shares.

        As a result of recording a deferred tax liability related to the purchase of Biomatrix, Genzyme Biosurgery released a corresponding deferred tax asset valuation allowance totaling $107.0 million. This reversal was recorded to division equity.

Stock Compensation Plans

        We apply APB Opinion 25 and related interpretations in accounting for our five stock-based compensation plans: the 1990 Equity Incentive Plan, the 1997 Equity Incentive Plan, the 2001 Equity Incentive Plan and the 1998 Director Stock Option Plan (each of which are stock option plans), the 1990 Employee Stock Purchase Plan and the 1999 Employee Stock Purchase Plan. We do not recognize compensation expense for options granted under the provisions of these plans for options granted to employees with fixed terms and an exercise price greater than or equal to fair market value at the date of grant.

        The following table sets forth division net loss data for Genzyme Biosurgery as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS 123 based on the fair value at the grant dates of the awards. The resulting compensation expense would be allocated to Genzyme Biosurgery in accordance with our allocation policies:

	December 31,
	2001	2000	1999
	(Amounts in thousands)
Net loss:
As reported	$(145,170)	$(162,217)	$(78,077)
Pro forma	(154,290)	(166,623)	(83,875)

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

Interdivisional Financing Arrangement

        Our board of directors has made $25.0 million of Genzyme General's cash available to Genzyme Biosurgery. Under this arrangement, Genzyme Biosurgery is able to draw down funds as needed each quarter in exchange for designated shares based on the fair market value (as defined in our charter) of Biosurgery Stock at the time of the draw. Genzyme Biosurgery has made the following draws during the past three fiscal years:

  •
  In 1999—none;

  •
  In 2000—two draws aggregating $10.0 million in exchange for a reserve of approximately 1.7 million Tissue Repair designated shares, which were converted into approximately 0.6 million Biosurgery designated shares.

GBS-49

  •
  In 2001—$12.0 million in exchange for an additional reserve of approximately 1.9 million Biosurgery designated shares.

At December 31, 2001, $3.0 million remained available to Genzyme Biosurgery under this arrangement.

NOTE N.    COMMITMENTS AND CONTINGENCIES

        We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 2001 which, if adversely decided, would have a material adverse effect on Genzyme Biosurgery's results of operations, financial condition or liquidity.

NOTE O.    INCOME TAXES

        Genzyme Biosurgery's provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	2001	2000	1999
Tax provision (benefit) at U.S. statutory rate	(35.0)%	(35.0)%	(35.0)%
State taxes, net	(1.3)%	(1.0)%	(1.2)%
Benefit of tax credits	0.0%	0.0%	0.0%
Nondeductible amortization	3.2%	0.9%	1.4%
Other, net	0.3%	0.2%	0.2%
Charge for purchase of in-process research and development	0.0%	17.7%	0.0%
Write-off of non-deductible goodwill	3.6%	0.0%	0.0%
Deductions subject to deferred tax valuation	29.2%	17.2%	34.6%

Effective tax rate	0.0%	0.0%	0.0%

GBS-50

        The components of net deferred tax assets are described in the following table:

	December 31,
	2001	2000
	(Amounts in thousands)
Deferred tax assets:
Net operating loss carryforwards	$151,970	$125,386
Tax credits	2,414	2,366
Inventory	9,611	10,300
Reserves and other	4,431	3,971

Gross deferred tax asset	168,426	142,023
Valuation allowance	(73,733)	(34,104)

Net deferred tax asset	$94,693	$107,919
Deferred tax liabilities:
Intangible amortization	$(92,430)	$(105,770)
Depreciable assets	(2,263)	(2,149)

Net deferred tax liabilities	$—	$—

        We had valuation allowances of $73.7 million in 2001 and $34.1 million in 2000 against otherwise recognizable deferred tax assets, primarily consisting of operating loss carryforwards, and capital losses from the purchase of in-process research and development as the realizability of these assets was not sufficiently assured.

        As Genzyme Biosurgery recognizes these deferred tax assets in accordance with generally accepted accounting principles, the benefits of those assets are reflected in its tax provision. However, the benefit of these deferred tax assets has previously been allocated to Genzyme General in accordance with our management and accounting policies, and will be reflected as a reduction of Genzyme Biosurgery's net loss to determine net loss attributable to Biosurgery Stock.

NOTE P.    BENEFIT PLANS

        Note P., "Benefit Plans", to our consolidated financial statements contains information regarding our 401(k) and other pension plans. We incorporate that information into this note by reference.

NOTE Q.    SEGMENT INFORMATION

        In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", we present segment information in a manner consistent with the method we use to report this information to our management. Applying SFAS 131, Genzyme Biosurgery has three reportable segments:

  •
  Cardiothoracic, which includes chest drainage systems, lung sealants, instruments and closures used in coronary artery bypass, valve replacement, lung surgery and other cardiothoracic surgeries;

GBS-51

  •
  Orthopaedics, which includes Synvisc viscosupplementation product and Carticel chondrocytes; and

  •
  Biosurgical Specialties, which includes Sepra products and Epicel skin grafts.

        We have provided information concerning the operations in these reportable segments in the following table:

	December 31,
	2001	2000	1999
	(Amounts in thousands)
Revenues(1):
Cardiothoracic(2)	$69,118	$76,406	$77,936
Orthopaedics	101,790	22,388	15,213
Biosurgical Specialties	64,229	46,397	39,107
Other(3)	5	23	97

Total	$235,142	$145,214	$132,353

Gross Profit(1):
Cardiothoracic(2)	$21,945	$30,536	$33,360
Orthopaedics	71,214	9,998	5,693
Biosurgical Specialties	15,995	22,870	12,754
Other(3)	5	23	97

Total	$109,159	$63,427	$51,904

  (1)
  In December 2000, we acquired Biomatrix. The results of operations of Biomatrix are included in the results of Genzyme Biosurgery from the date of acquisition.

  (2)
  On June 30, 2001, we acquired Focal and allocated the acquisition to Genzyme Biosurgery's Cardiothoracic segment. The results of operations of Focal are included in the results of Genzyme Biosurgery from the date of acquisition.

  (3)
  The Other category includes revenue from Genzyme Biosurgery's research and development contracts which we do not allocate to a particular segment of Genzyme Biosurgery.

Segment Assets

        We do not allocate assets within Genzyme Biosurgery for purposes of segment information. Total assets for Genzyme Biosurgery at December 31, 2001 of $704.7 million include:

  •
  $25.9 million of assets resulting from the acquisition of the Class A and Class B limited partnership interests of GDP, including $8.4 million of goodwill and $17.5 million of other intangible assets;

  •
  $19.2 million of assets resulting from the acquisition of Focal, including $1.4 million of goodwill and $7.9 million of other intangible assets; and

GBS-52

  •
  $532.1 million of assets resulting from the acquisition of Biomatrix, including $114.0 million of goodwill and $284.9 million of other intangible assets.

        The following table contains revenue information by geographic area:

	December 31,
	2001	2000	1999
	(Amounts in thousands)
Revenues:
U.S.	$187,966	$109,132	$95,124
Europe	34,987	24,554	28,234
Other	12,189	11,528	8,995

Total	$235,142	$145,214	$132,353

        All long-lived assets are in the United States.

        Genzyme Biosurgery markets its products directly to physicians and hospitals. Genzyme Biosurgery also markets its products through distributors and had the following sales to three unaffiliated distributors:

	December 31,
	2001	2000	1999
	(Amounts in thousands)
Revenues:
Cardiothoracic
Distributor A	$10,060	$17,579	$20,188
Distributor B	5,096	9,888	10,031

Total	15,156	27,467	30,219

Orthopaedics
Distributor C	68,990	—	—

Total	$84,146	$27,467	$30,219

GBS-53

NOTE R.    QUARTERLY RESULTS (UNAUDITED)

	1stQuarter 2001	2ndQuarter 2001	3rdQuarter 2001	4thQuarter 2001
	(Amounts in thousands)
Net revenue	$54,156	$60,364	$63,219	$57,403
Gross profit	22,381	25,422	32,943	28,413
Division net loss	(35,327)	(37,608)	(21,525)	(50,710)
	1stQuarter 2000	2ndQuarter 2000	3rdQuarter 2000	4thQuarter 2000
	(Amounts in thousands)
Net revenue	$34,949	$36,256	$34,607	$39,402
Gross profit	15,887	16,641	13,165	17,734
Division net loss	(15,014)	(14,398)	(19,524)	(113,281)

NOTE S.    SUBSEQUENT EVENT

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

GBS-54

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Genzyme Corporation:

        In our opinion, the accompanying combined balance sheets and the related combined statements of operations and of cash flows present fairly, in all material respects, the financial position of Genzyme Biosurgery (as described in Note A) at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As more fully described in Note A to these financial statements, Genzyme Biosurgery is a division of Genzyme Corporation; accordingly, the combined financial statements of Genzyme Biosurgery should be read in conjunction with the audited consolidated financial statements of Genzyme Corporation and Subsidiaries.

Boston, Massachusetts
February 14, 2002

GBS-55

QuickLinks

FINANCIAL STATEMENTS GENZYME BIOSURGERY A DIVISION OF GENZYME CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF GENZYME BIOSURGERY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS
GENZYME BIOSURGERY A DIVISION OF GENZYME CORPORATION COMBINED STATEMENTS OF OPERATIONS
GENZYME BIOSURGERY A DIVISION OF GENZYME CORPORATION COMBINED BALANCE SHEETS
GENZYME BIOSURGERY A DIVISION OF GENZYME CORPORATION COMBINED STATEMENTS OF CASH FLOWS
GENZYME BIOSURGERY A DIVISION OF GENZYME CORPORATION NOTES TO COMBINED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS