Form 10-K, Exhibit 13
period 2001-12-31
GENZYME CORP
filed 2002-04-01
CIK 732485

QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 13.4

FINANCIAL STATEMENTS
GENZYME MOLECULAR ONCOLOGY
A DIVISION OF GENZYME CORPORATION

Page No.
Combined Selected Financial Data	GMO-2
Management's Discussion and Analysis of Genzyme Molecular Oncology's Financial Condition and Results of Operations	GMO-4
Combined Statements of Operations—For the Years Ended December 31, 2001, 2000 and 1999	GMO-15
Combined Balance Sheets—December 31, 2001 and 2000	GMO-16
Combined Statements of Cash Flows—For the Years Ended December 31, 2001, 2000 and 1999	GMO-17
Notes to Combined Financial Statements	GMO-18
Report of Independent Accountants	GMO-32

GMO-1

GENZYME MOLECULAR ONCOLOGY
A DIVISION OF GENZYME CORPORATION

COMBINED SELECTED FINANCIAL DATA

        These selected financial data have been derived from the audited, combined financial statements of Genzyme Molecular Oncology. You should read the following information in conjunction with the audited financial statements and related notes of Genzyme Molecular Oncology and Genzyme contained elsewhere in this annual report. These selected financial data may not be indicative of Genzyme Molecular Oncology's future financial condition due to the risks and uncertainties described under the caption "Management's Discussion and Analysis of Genzyme Molecular Oncology's Financial Condition and Results of Operations—Factors Affecting Future Operating Results" below.

        Genzyme Molecular Oncology is our operating division that is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

        A series of our common stock, Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock", is designed to reflect the value and track the performance of this division. Molecular Oncology Stock is common stock of Genzyme Corporation, not of Genzyme Molecular Oncology; Genzyme Molecular Oncology is a division, not a company or legal entity, and therefore does not and cannot issue stock. The chief mechanisms intended to cause Molecular Oncology Stock to "track" the performance of Genzyme Molecular Oncology are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

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

        To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Molecular Oncology Stock is defined in our charter as the net income or loss of Genzyme Molecular Oncology determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme Molecular Oncology in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of common stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so. Because the earnings allocated to Molecular Oncology Stock are based on the income or losses attributable to Genzyme Molecular Oncology, we include financial statements and management's discussion and analysis of Genzyme Molecular Oncology to aid investors in evaluating its performance.

GMO-2

GENZYME MOLECULAR ONCOLOGY
A DIVISION OF GENZYME CORPORATION

COMBINED SELECTED FINANCIAL DATA

COMBINED STATEMENTS OF OPERATIONS DATA

	For the Years Ended December 31,
	2001	2000	1999	1998	1997
	(Amounts in thousands)
Revenues:
Service revenue	$700	$—	$1,920	$2,229	$467
Service revenue—related party	—	—	50	466	—
Research and development revenue—related party	—	—	496	2,177	315
Research and development revenue	3,412	584	—	3,256	—
Licensing revenue	2,302	4,936	2,125	11,275	—
Royalty revenue	148	151	28	4	—

Total revenues	6,562	5,671	4,619	19,407	782

Operating costs and expenses:
Cost of service revenues	273	—	620	1,374	50
Cost of research and development and licensing revenues	2,803	826	698	4,073	287
Selling, general and administrative	7,552	5,851	5,529	7,155	2,118
Research and development	26,540	18,908	15,997	12,743	5,341
Amortization of intangibles	—	5,420	11,825	11,983	5,127
Purchase of in-process research and development (1)	—	—	—	—	7,000

Total operating costs and expenses	37,168	31,005	34,669	37,328	19,923

Operating loss	(30,606)	(25,334)	(30,050)	(17,921)	(19,141)

Other income (expenses):
Equity in net loss of unconsolidated affiliate (2)	—	—	(1,870)	(1,647)	(258)
Interest income	945	1,211	469	782	392
Interest expense	(57)	(187)	(28)	(2,968)	(1,663)

Total other income (expenses)	888	1,024	(1,429)	(3,833)	(1,529)

Loss before income taxes	(29,718)	(24,310)	(31,479)	(21,754)	(20,670)
Tax benefit	—	1,214	2,647	2,647	1,092

Division net loss	$(29,718)	$(23,096)	$(28,832)	$(19,107)	$(19,578)

COMBINED BALANCE SHEET DATA

	December 31,
	2001	2000	1999	1998	1997
	(Amounts in thousands)
Cash and investments	$41,135	$30,151	$3,587	$11,900	$21,229
Working capital	28,807	22,100	(5,889)	9,189	11,953
Total assets	42,419	30,752	9,692	35,952	53,801
Long-term debt and convertible debt	—	—	—	—	24,606
Division equity	26,813	19,526	(1,215)	23,364	13,466

(1)
A $7.0 million charge for the purchase of in-process research and development was incurred in connection with the acquisition of PharmaGenics, Inc. in 1997.

(2)
StressGen/Genzyme LLC was dissolved in 1999.

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

        Genzyme Molecular Oncology is our operating division that is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

        We prepare the combined financial statements of Genzyme Molecular Oncology in accordance with generally accepted accounting principles. We present financial information and accounting policies specific to Genzyme Molecular Oncology in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should, therefore, read our consolidated financial statements in conjunction with the combined financial statements of Genzyme Molecular Oncology. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains a summary of our accounting policies.

        Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock," is a series of our common stock that is designed to reflect the value and track the performance of Genzyme Molecular Oncology. The chief mechanisms intended to cause Molecular Oncology Stock to "track" the financial performance of Genzyme Molecular Oncology are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

  •
  factors the assets and liabilities and income or losses attributable to Genzyme Molecular Oncology into the determination of the amount available to pay dividends on Molecular Oncology Stock; and

  •
  requires us to exchange, redeem or distribute a dividend to the holders of Molecular Oncology Stock if all or substantially all of the assets allocated to Genzyme Molecular Oncology are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of Molecular Oncology Stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

        To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Molecular Oncology Stock is defined in our charter as the net income or loss of Genzyme Molecular Oncology determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme Molecular Oncology in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock or change our earnings allocation methodology. However, at the present time,

GMO-4

we have no plans to do so. Because the earnings allocated to Molecular Oncology Stock are based on the income or losses attributable to Genzyme Molecular Oncology, we include financial statements and management's discussion and analysis of Genzyme Molecular Oncology to aid investors in evaluating its performance.

        While Molecular Oncology Stock is designed to reflect Genzyme Molecular Oncology's performance, it is common stock of Genzyme Corporation and not Genzyme Molecular Oncology; Genzyme Molecular Oncology is a division, not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of Molecular Oncology Stock have no specific rights to assets allocated to Genzyme Molecular Oncology. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme Molecular Oncology and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to Genzyme Molecular Oncology. Holders of Molecular Oncology Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to Genzyme Molecular Oncology are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of Molecular Oncology Stock and other tracking stockholders would only have the rights of common stockholders in the combined assets of Genzyme.

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

CRITICAL ACCOUNTING POLICIES

        The preparation of the combined financial statements of Genzyme Molecular Oncology under generally accepted accounting principles requires us to make certain estimates and judgments that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in our financial statements. Actual results could differ from these estimates under different assumptions and conditions.

        We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of Genzyme Molecular Oncology's combined financial statements:

  •
  Policies Relating to Tracking Stocks; and

  •
  Revenue Recognition.

Policies Relating to Tracking Stocks

Allocation of Revenue, Expenses, Assets and Liabilities

        Our charter sets forth which operations and assets were initially allocated to Genzyme Molecular Oncology and states that going forward the division will also include all business, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between Genzyme Molecular Oncology and our other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our management and accounting policies, which are filed as Exhibit 99.1 to this annual report. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors,

GMO-5

however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

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

        Any future changes that our board of directors may make to the methods for allocating revenue, expenses, assets, and liabilities among our divisions could materially change the results of operations or the financial condition of Genzyme Molecular Oncology.

Income Tax Allocation Policy

        If at the end of any fiscal quarter, a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Genzyme Molecular Oncology has not yet generated taxable income, and thus has not had the ability to use any projected annual tax benefits. Genzyme General has generated taxable income, providing it with the ability to utilize the tax benefits generated by Genzyme Molecular Oncology. Consistent with our policy, we have allocated the tax benefits generated by Genzyme Molecular Oncology to Genzyme General without any compensating payments or allocations to Genzyme Molecular Oncology.

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

GMO-6

Revenue Recognition

        Genzyme Molecular Oncology recognizes revenue from service sales when it has finished providing the service. Genzyme Molecular Oncology recognizes revenue from research and development contracts over the term of the applicable contract and as it incurs costs related to that contract. It recognizes non-refundable up-front license fees over the related performance period or at the time it has no remaining performance obligations.

        Genzyme Molecular Oncology receives royalties related to the manufacture, sale or use of products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, it recognizes revenue based on estimates of royalties earned during the applicable period and adjusts for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, Genzyme Molecular Oncology recognizes revenue upon receipt of royalty statements from the licensee.

        Genzyme Molecular Oncology does not recognize revenue unless collectibility is reasonably assured. It maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Genzyme Molecular Oncology's customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

Results of Operations

        The following discussion summarizes the key factors management believes are necessary for an understanding of Genzyme Molecular Oncology's financial statements.

Revenues

	2001	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Service revenue	$700	$—	$1,970	N/A	(100)%
Research and development revenue	3,412	584	496	484%	18%
Licensing revenue	2,302	4,936	2,125	(53)%	132%
Royalty revenue	148	151	28	(2)%	439%

Total revenues	$6,562	$5,671	$4,619	16%	23%

2001 As Compared to 2000

        Genzyme Molecular Oncology's service revenue is comprised of amounts received under an agreement with a pharmaceutical company around an improvement to the SAGE technology. This was Genzyme Molecular Oncology's first agreement related to the improved technology, so no such revenues were recorded in 2000.

        Research and development revenue in 2001 is attributable to research performed on behalf of Purdue Pharma, L.P. under the cancer antigen discovery agreement that was initiated in October 2000 and on behalf of Kirin Brewery Co., Ltd. under a collaboration agreement around the tumor endothelial marker (TEM) program that was initiated in November 2001. Research and development revenue increased in 2001 as compared to 2000 as a result of the performance of a full year of research under the Purdue agreement and the commencement of work under the Kirin agreement.

GMO-7

        Licensing revenue in 2001 consisted primarily of technology access fees Genzyme Molecular Oncology received from Purdue and Kirin upon entry into those collaborations. Because Genzyme Molecular Oncology is amortizing these fees over the course of the associated research programs, it recognized one-third of the technology access fee it received from Purdue and approximately 6% of the fee it received from Kirin during 2001. Genzyme Molecular Oncology also recognized licensing revenue in 2001 from licenses of rights to the SAGE technology and under its diagnostic patent estate. Because Genzyme Molecular Oncology transferred its in vitro cancer diagnostic assets to Genzyme General in December 2001, it will not be receiving license revenue under that patent estate in the future.

        Licensing revenue decreased in 2001 compared to 2000, notwithstanding the fact that Genzyme Molecular Oncology recognized a larger portion of the Purdue technology access fee, as a result of a $2.0 million milestone payment it received from Schering-Plough Ltd. in 2000.

        Royalty revenue consists of royalties received under licenses to the SAGE technology and under Genzyme Molecular Oncology's diagnostic assets. Because Genzyme Molecular Oncology transferred its in vitro cancer diagnostic assets to Genzyme General in December 2001, it will not be receiving royalty revenue generated by those assets in the future.

2000 As Compared to 1999

        As a result of a planned shift in the focus of Genzyme Molecular Oncology's SAGE business in late 1999 from one in which it provided services for third parties to one in which it granted licenses to practice the technology, it did not record service revenues in 2000.

        Research and development revenue in 2000 is attributable to research performed on behalf of Purdue, with 1999 amounts attributable to work performed on behalf of StressGen/Genzyme LLC, Genzyme Molecular Oncology's joint venture with StressGen Biotechnologies Corporation to develop stress gene therapies for cancer. This joint venture was dissolved in December 1999.

        Licensing revenue in 2000 consisted primarily of a portion of the technology access fee Genzyme Molecular Oncology received from Purdue and the $2.0 million milestone payment it received from Schering-Plough. The increase in licensing revenue over 1999 is primarily attributable to that milestone payment.

Cost of Revenues

        Genzyme Molecular Oncology's cost of revenues for all periods presented includes:

  •
  costs associated with work performed under funded research and development agreements, including those with Purdue, Kirin and the StressGen joint venture;

  •
  costs associated with the performance of services using the SAGE technology on behalf of third parties; and

  •
  royalties payable to third parties, most notably The Johns Hopkins University for technology that Genzyme Molecular Oncology has licensed from them.

2001 As Compared to 2000

        Cost of revenues increased in 2001 as compared to 2000 primarily as a result of the performance of a full year of work under the Purdue agreement as well as the initiation of the Kirin collaboration.

GMO-8

2000 As Compared to 1999

        Cost of revenues decreased in 2000 as compared to 1999, notwithstanding the initiation of the Purdue collaboration in October 2000, primarily as a result of the dissolution of the StressGen joint venture and the change in focus of Genzyme Molecular Oncology's SAGE business.

SG&A and R&D Expenses

2001 As Compared to 2000

        Genzyme Molecular Oncology's selling, general and administrative expenses increased as a result of enhanced business development efforts and increased expenses related to information technology, legal, accounting and general management services.

        Genzyme Molecular Oncology's research and development expense increased as a result of:

  •
  expansion of preclinical and clinical efforts in its antigen-specific and patient-specific cancer vaccine programs;

  •
  enhanced support for its antigen discovery program, particularly for its strategic collaboration with Purdue; and

  •
  increased spending in support of its antiangiogenesis program, including the initiation of its strategic collaboration with Kirin.

2000 As Compared to 1999

        Genzyme Molecular Oncology's selling, general and administrative expense increased primarily as a result of increased professional service fees, combined with $0.4 million in audit and legal fees related to the registration of a public stock offering that was subsequently withdrawn.

        Genzyme Molecular Oncology's research and development expense increased as a result of:

  •
  research and development expenses directed toward its antigen discovery, immunotherapy and antiangiogenesis programs;

  •
  the initiation of three additional clinical trials in its immunotherapy program; and

  •
  an increase in the number of research personnel and related expenses required to support the continued development of its cancer vaccine and antiangiogenesis programs.

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

GMO-9

        Below is a brief description of our significant research and development programs that have been allocated to Genzyme Molecular Oncology:

Program	Program Description or Indication	Development Status at December 31, 2001	Year of Expected Product Launch
Dendritic/tumor cell fusion vaccines	Multiple cancer indications	Phase 1/2 trials in process	2007 to 2009
Melan-A/MART-1 and gp100 antigen-specific cancer vaccines	Melanoma	Phase 1/2 trials in process	2006 to 2008

        The aggregate actual and estimated research and development expense for the above programs is as follows (amounts in millions):

Costs incurred for the year ended December 31, 2000	$6.4
Costs incurred for the year ended December 31, 2001	$12.6
Cumulative costs incurred as of December 31, 2001	$28.3
Estimated costs to complete as of December 31, 2001	$125.0 to $175.0

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

Amortization of Intangibles

        Genzyme Molecular Oncology's amortization of intangibles is attributable to intangible assets acquired in connection with the acquisition of PharmaGenics, Inc. in June 1997. These assets were fully amortized by the end of the second quarter of 2000.

Other Income and Expenses

2001 As Compared to 2000

        Genzyme Molecular Oncology's other income decreased in 2001 due to a decrease in interest income that is attributable to lower average cash balances during most of the year. Interest expense decreased in 2001 in comparison to 2000 due to the repayment, in May 2000, of $5.0 million that Genzyme Molecular Oncology borrowed under our revolving credit facility in 1999. This amount was outstanding during the first quarter of 2000.

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

GMO-10

Liquidity and Capital Resources

        At December 31, 2001, Genzyme Molecular Oncology had cash and cash equivalents of $41.1 million, an increase of $18.9 million from cash, cash equivalents and short-term investments of $22.2 million at December 31, 2000.

        In 2001, Genzyme Molecular Oncology's operating activities used $26.0 million of cash. This is primarily due to Genzyme Molecular Oncology's division net loss of $29.7 million for the year ended December 31, 2001, offset in part by the net changes in working capital.

        In 2001, Genzyme Molecular Oncology's investing activities provided $7.9 million from the sales and maturities of investments.

        During the year ended December 31, 2001, Genzyme Molecular Oncology received $1.0 million of allocated proceeds from the issuance of Molecular Oncology Stock attributable to the exercise of stock options and shares issued under our stock purchase program.

        At December 31, 2001, Genzyme Molecular Oncology, together with our other operating divisions, has access to our $350.0 million revolving credit facility that matures in December 2003, of which $116.0 million remained available for borrowing. Borrowings under this facility bear interest at LIBOR plus an applicable margin. The terms of our revolving credit facility include various covenants, including financial covenants, which require us to meet minimum liquidity and interest coverage ratios and to meet maximum leverage ratios. We currently are in compliance with these covenants and do not anticipate falling out of compliance.

        Our board of directors has made $30.0 million of Genzyme General's cash available to Genzyme Molecular Oncology. Under this arrangement, Genzyme Molecular Oncology is able to draw down funds as needed in exchange for designated shares based on the fair market value (as defined in our charter) of Molecular Oncology Stock at the time of the draw. Genzyme Molecular Oncology has made the following draws during the past three fiscal years:

  •
  In 1999—none;

  •
  In 2000—$15.0 million in exchange for a reserve of approximately 0.7 million Molecular Oncology designated shares;

  •
  In 2001—$4.0 million in exchange for an additional reserve of approximately 0.3 million Molecular Oncology designated shares.

At December 31, 2001, $11.0 million remained available to Genzyme Molecular Oncology under this arrangement.

        In December 2001, we reallocated certain intellectual property rights and licenses related to in vitro cancer diagnostics from Genzyme Molecular Oncology to Genzyme General. In exchange for the reallocation, Genzyme General paid to Genzyme Molecular Oncology $32.0 million in cash and undertook the obligation to pay Genzyme Molecular Oncology an additional $1.0 million if a specified milestone is met. As a result of this reallocation, royalty revenue under license agreements in the field of in vitro cancer diagnostics that previously had been allocated to Genzyme Molecular Oncology will be allocated to Genzyme General going forward. Management does not believe that the reallocation of these assets and the associated revenues will have a material impact on Genzyme Molecular Oncology's financial position or liquidity.

        Genzyme Molecular Oncology has research and development obligations of approximately $1.8 million in 2002 under agreements associated with the significant research and development programs identified above.

GMO-11

        We anticipate that Genzyme Molecular Oncology's current cash resources, together with amounts available from the following sources, will be sufficient to fund its operations through the third quarter of 2004:

  •
  committed research funding from collaborators;

  •
  the $11.0 million remaining under the interdivisional financing arrangement with Genzyme General; and

  •
  amounts available to Genzyme Molecular Oncology under our revolving credit facility.

        Genzyme Molecular Oncology plans to spend substantial amounts of funds on, among other things:

  •
  research and development;

  •
  preclinical and clinical testing;

  •
  pursuing regulatory approvals; and

  •
  working capital.

        Genzyme Molecular Oncology's cash needs may differ from those planned, however, because of many factors, including the:

  •
  results of research and development and clinical testing;

  •
  achievement of milestones under existing licensing arrangements;

  •
  ability to establish and maintain additional strategic collaborations and licensing arrangements;

  •
  costs involved in enforcing patent claims and other intellectual property rights;

  •
  market acceptance of novel approaches and therapies;

  •
  development of competing products and services; and

  •
  ability to satisfy regulatory requirements of the FDA and other government authorities.

        Genzyme Molecular Oncology may require significant additional financing to continue operations at anticipated levels. We cannot guarantee that Genzyme Molecular Oncology will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms that we consider favorable. If Genzyme Molecular Oncology has insufficient funds or is unable to raise additional funds, it may delay, reduce or eliminate certain of its programs. Genzyme Molecular Oncology may also have to sell or give to third parties rights to commercialize technologies or products that it would otherwise have sought to commercialize itself.

New Accounting Pronouncements and Market Risk

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

GMO-12

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

        Genzyme Molecular Oncology has not generated significant revenues to date and does not expect to do so for several years. As of December 31, 2001, Genzyme Molecular Oncology had an accumulated deficit of approximately $121.8 million. We expect Genzyme Molecular Oncology to have significant operating losses for the next several years. Genzyme Molecular Oncology plans to spend substantial amounts of money on, among other things: research and development; preclinical and clinical testing; and pursuing regulatory approvals. We cannot guarantee that the efforts underlying these expenditures will be successful or that Genzyme Molecular Oncology's operations will ever be profitable.

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

GMO-13

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

GMO-14

GENZYME MOLECULAR ONCOLOGY
A DIVISION OF GENZYME CORPORATION

COMBINED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2001	2000	1999
	(Amounts in thousands, except per share amounts)
Revenues:
Service revenue	$700	$—	$1,920
Service revenue—related party	—	—	50
Research and development revenue	3,412	584	—
Research and development revenue—related party	—	—	496
Licensing revenue	2,302	4,936	2,125
Royalty revenue	148	151	28

Total revenues	6,562	5,671	4,619
Operating costs and expenses:
Cost of service revenues	273	—	620
Cost of research and development and licensing revenue	2,803	826	698
Selling, general and administrative	7,552	5,851	5,529
Research and development	26,540	18,908	15,997
Amortization of intangibles	—	5,420	11,825

Total operating costs and expenses	37,168	31,005	34,669

Operating loss	(30,606)	(25,334)	(30,050)
Other income (expenses):
Equity in net loss of unconsolidated affiliate	—	—	(1,870)
Interest income	945	1,211	469
Interest expense	(57)	(187)	(28)

Total other income (expenses)	888	1,024	(1,429)

Loss before income taxes	(29,718)	(24,310)	(31,479)
Tax benefit	—	1,214	2,647

Division net loss	$(29,718)	$(23,096)	$(28,832)

Comprehensive loss, net of tax:
Division net loss	$(29,718)	$(23,096)	$(28,832)
Foreign currency translation adjustments	(1)	—	—

Comprehensive loss	$(29,719)	$(23,096)	$(28,832)

The accompanying notes are an integral part of these combined financial statements.

GMO-15

GENZYME MOLECULAR ONCOLOGY
A DIVISION OF GENZYME CORPORATION

COMBINED BALANCE SHEETS

	December 31,
	2001	2000
	(Amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$41,135	$22,209
Short term investments	—	7,942
Accounts receivable, net	463	231
Prepaid expenses and other current assets	702	126

Total current assets	42,300	30,508
Equipment, net	119	244

Total assets	$42,419	$30,752

LIABILITIES AND DIVISION EQUITY
Current liabilities:
Accrued expenses	$1,400	$1,540
Due to Genzyme General	7,086	4,660
Deferred revenue—current portion	5,007	2,208

Total current liabilities	13,493	8,408
Deferred tax liability	—	—
Deferred revenue—long term portion	2,113	2,818

Total liabilities	15,606	11,226
Commitment and contingencies (Note I)
Division equity	26,813	19,526

Total liabilities and division equity	$42,419	$30,752

The accompanying notes are an integral part of these combined financial statements.

GMO-16

GENZYME MOLECULAR ONCOLOGY
A DIVISION OF GENZYME CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2001	2000	1999
	(Amounts in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Division net loss	$(29,718)	$(23,096)	$(28,832)
Reconciliation of division net loss to net cash used in operating activities:
Depreciation and amortization	125	5,572	12,057
Provision for bad debts	113	—	256
Equity in net loss of unconsolidated affiliate	—	—	1,870
Gain on sale of equipment	—	—	(54)
Deferred income tax benefit	—	(1,214)	(2,647)
Other	6	(142)	20
Increase (decrease) in cash from working capital:
Accounts receivable	(345)	(231)	5,675
Prepaid and other current assets	(576)	92	(75)
Accrued expenses, deferred revenue and other	1,954	5,665	(1,927)
Due to Genzyme General	2,426	938	(980)

Net cash used in operating activities	(26,015)	(12,416)	(14,637)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of investments	—	(30,175)	—
Sales and maturities of investments	7,942	22,383	1,022
Purchase of equipment	—	—	(43)
Sale of equipment	—	—	188
Final distribution from joint venture	—	—	881

Net cash provided by (used in) investing activities	7,942	(7,792)	2,048

CASH FLOWS FROM FINANCING ACTIVITIES:
Allocated proceeds from issuance of Molecular Oncology Stock	959	28,830	308
Allocated proceeds from issuance of debt	—	—	5,000
Repayments of debts	—	(5,000)	—
Net cash allocated from Genzyme General	36,040	15,000	—

Net cash provided by financing activities	36,999	38,830	5,308

Increase (decrease) in cash and cash equivalents	18,926	18,622	(7,281)
Cash and cash equivalents at beginning of period	22,209	3,587	10,868

Cash and cash equivalents at end of period	$41,135	$22,209	$3,587

The accompanying notes are an integral part of these combined financial statements.

GMO-17

GENZYME MOLECULAR ONCOLOGY

A DIVISION OF GENZYME CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

        Genzyme Molecular Oncology is our operating division that is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

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

Tracking Stock

        Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock," is a series of our common stock that is designed to reflect the value and track the performance of Genzyme Molecular Oncology. The chief mechanisms intended to cause Molecular Oncology Stock to "track" the financial performance of Genzyme Molecular Oncology are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

  •
  factors the assets and liabilities and income or losses attributable to Genzyme Molecular Oncology into the determination of the amount available to pay dividends on Molecular Oncology Stock; and

  •
  requires us to exchange, redeem or distribute a dividend to the holders of Molecular Oncology Stock if all or substantially all of the assets allocated to Genzyme Molecular Oncology are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of Molecular Oncology Stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

        To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Molecular Oncology Stock is defined in our charter as the net income or loss of Genzyme Molecular Oncology determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme Molecular Oncology in accordance with our management and accounting

GMO-18

policies. Our charter also requires that all of our income and expenses be allocated among its divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so. Because the earnings allocated to Molecular Oncology Stock are based on the income or losses attributable to Genzyme Molecular Oncology, we include financial statements and management's discussion and analysis of Genzyme Molecular Oncology to aid investors in evaluating its performance.

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

GMO-19

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

Revenue Recognition

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

GMO-20

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

Interdivisional Asset Transfers

        Our board of directors may at any time reallocate any program, product or other asset from one division to any other division, except in the case of certain enumerated key programs allocated to Genzyme Molecular Oncology, which may not be transferred out of Genzyme Molecular Oncology without a class vote of Molecular Oncology Stock unless such program has application outside of oncology, in which case it may be transferred out only for the non-oncology applications. We account for interdivisional asset transfers at book value. The consideration paid for an asset transfer generally must be fair value as determined by our board of directors. The difference between the consideration paid and the book value of the assets transferred is recorded in division equity. Our board of directors determines fair value using either a risk-adjusted discounted cash flow model or a comparable transaction model.

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

GMO-21

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

GMO-22

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

GMO-23

  •
  All material interdivision transactions are set forth in a written agreement that is signed by an authorized member of the management team of each division involved in the transaction.

        On December 31, 2001, Genzyme Molecular Oncology owed Genzyme General approximately $7.1 million in connection with these services. On December 31, 2000, approximately $4.7 million was owed to Genzyme General.

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

Access to Technology and Know-How

        Genzyme Molecular Oncology has access to all technology and know-how owned or controlled by Genzyme Corporation that may be useful in its business, subject to any obligations or limitations that apply to the corporation generally.

NOTE C.    ACCOUNTS RECEIVABLE

        Genzyme Molecular Oncology's trade receivables primarily represent amounts due from third party collaborators. Genzyme Molecular Oncology performs credit evaluations of its customers on an on-going basis and generally does not require collateral. Genzyme Molecular Oncology states accounts receivable at fair value after reflecting an allowance for doubtful accounts. This allowance was $0.4 million at December 31, 2001 and $0.3 million at December 31, 2000.

GMO-24

NOTE D.    EQUIPMENT

	December 31,
	2001	2000
	(Amounts in thousands)
Equipment	$824	$824
Furniture and fixtures	13	13

	837	837
Less accumulated depreciation	(718)	(593)

Equipment, net	$119	$244

        Genzyme Molecular Oncology's depreciation expense was $125,000 in 2001, $152,000 in 2000 and $232,000 in 1999.

NOTE E.    RESEARCH AND DEVELOPMENT AGREEMENTS

Kirin

        In November 2001, we entered into a collaboration with Kirin Brewery Co., Ltd. of Japan to develop and commercialize fully human monoclonal antibodies to be used as therapies in the areas of antiangiogenesis and vascular targeted cancer drug delivery. Product candidates will be generated using Genzyme Molecular Oncology's portfolio of proprietary tumor endothelial markers as targets. Upon entering into the agreement, we received a $2 million up-front fee, along with committed funding to fully support a research program for two years. Because Genzyme Molecular Oncology is amortizing the up-front fee over the course of the research program, it recognized approximately 6% of the fee as licensing revenue in 2001. Genzyme Molecular Oncology will receive milestone payments from Kirin upon satisfaction of certain research milestones during the two-year research period.

Purdue Pharma

        In October 2000, we entered into an arrangement with Purdue Pharma L.P. relating to the discovery and development of cancer antigens. Under this arrangement, we received approximately $12.0 million in cash, in the form of an up-front fee, research funding and an equity investment, and will receive approximately $9.0 million in committed research funding over the course of a research period expiring in 2003. The equity portion of this arrangement provided for two affiliates of Purdue Pharma to purchase an aggregate of 532,066 shares of Molecular Oncology Stock at a premium to the market price for those shares. We allocate our antigen discovery program to Genzyme Molecular Oncology.

NOTE F.    INVESTMENTS IN MARKETABLE SECURITIES

        Cash and cash equivalents for Genzyme Molecular Oncology as of December 31, 2001 include approximately $40 million of investments in money market funds with contractual maturities within one year.

GMO-25

NOTE G.    INVESTMENT IN STRESSGEN/GENZYME LLC

        In July 1997, together with StressGen Biotechnologies Corp. and the Canadian Medical Discoveries Fund, Inc., or CMDF, we established StressGen/Genzyme LLC, a joint venture to develop stress gene therapies for the treatment of cancer. Because CMDF had the right to require StressGen and Genzyme Molecular Oncology to purchase its membership interest in the joint venture, Genzyme Molecular Oncology recorded 50% of the net operating losses of the joint venture. In 1999, CMDF exercised its put right and StressGen and Genzyme Molecular Oncology were required to purchase its membership interest in the joint venture at an aggregate price of $10.0 million (Canadian). As a result, Genzyme Molecular Oncology was obligated to repurchase one-half of the CMDF's interest in the joint venture for approximately $3.9 million ($5.0 million Canadian). To record the exercise of the put option, Genzyme Molecular Oncology recorded:

  •
  a $1.9 million increase to its liability related to the joint venture;

  •
  a $0.9 million increase to its investment in the joint venture to reflect its 50% interest in the net assets of the joint venture; and

  •
  a $1.0 million charge to equity in net loss of unconsolidated affiliate because, at that time, it was expected that the joint venture would be dissolved and the joint venture interest would have no value beyond the cash it held.

        Genzyme Molecular Oncology dissolved StressGen/Genzyme LLC in December 1999 and in connection with the dissolution the joint venture received a cash distribution of $0.9 million, which was equal to Genzyme Molecular Oncology's investment in the joint venture at that time. Genzyme Molecular Oncology does not present summary financial information for StressGen/Genzyme LLC because the impact of its activities are not considered to be material to their operations for the year ended December 31, 1999.

NOTE H.    LONG-TERM DEBT INSTRUMENTS

        Genzyme Molecular Oncology, together with our other operating divisions, has access to our revolving credit facility. At December 31, 2001 and 2000, no amounts borrowed under this facility were allocated to Genzyme Molecular Oncology. At December 31, 2001, $234.0 million was outstanding under our $350.0 million revolving credit facility that matures in December 2003, all of which was allocated to Genzyme Biosurgery. Borrowings under this facility bear interest at LIBOR plus an applicable margin.

GMO-26

NOTE I.    DIVISION EQUITY

        The following table contains the components of division equity for Genzyme Molecular Oncology for the periods presented:

	December 31,
	2001	2000	1999
	(Amounts in thousands)
Balance at beginning of period	$19,526	$(1,215)	$23,364
Division net loss	(29,718)	(23,096)	(28,832)
Allocated proceeds from issuance of Molecular Oncology Stock under stock plans	959	1,833	308
Allocation of cash from Genzyme General for Molecular Oncology designated shares (1)	4,040	15,000	—
Allocation of cash from Genzyme General in exchange for the re-allocation of diagnostic assets from Genzyme Molecular Oncology to Genzyme General	32,000	—	—
Allocated proceeds from sale of Molecular Oncology Stock	—	27,001	—
Allocated stock compensation expense	5	3	10
Allocated value of Molecular Oncology Stock issued upon repurchase of joint venture interest	—	—	3,935
Allocated equity adjustments	1	—	—

Balance at end of period	$26,813	$19,526	$(1,215)

(1)
Molecular Oncology designated shares are shares of Molecular Oncology Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Molecular Oncology. As of December 31, 2001, there were approximately 1.7 million Molecular Oncology designated shares.

Offering of Molecular Oncology Stock

        In July 2000, we sold approximately 1.6 million shares of Molecular Oncology Stock to a limited number of purchasers at a price of $12.91 per share. We received approximately $20.8 million in net proceeds from the offering, which we allocated to Genzyme Molecular Oncology. The proceeds of this offering will be used primarily to fund Genzyme Molecular Oncology's research, preclinical and clinical development programs, and for its working capital and general corporate purposes.

Stock Compensation Plans

        We apply APB Opinion No. 25 and related interpretations in accounting for our five stock-based compensation plans: the 1990 Equity Incentive Plan, the 1997 Equity Incentive Plan and the 1998 Director Stock Option Plan (each of which are stock option plans), the 1990 Employee Stock Purchase Plan and the 1999 Employee Stock Purchase Plan. We do not recognize compensation expense for options granted and shares purchased under the provisions of these plans for options granted to employees with an exercise price greater than or equal to fair market value.

GMO-27

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

	December 31,
	2001	2000	1999
	(Amounts in thousands)
Division net loss:
As reported	$(29,718)	$(23,096)	$(28,832)
Pro forma	(34,512)	(26,023)	(29,973)

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

        At December 31, 2001, $11.0 million remained available to Genzyme Molecular Oncology under this arrangement.

Asset Reallocation

        In December 2001, we reallocated certain intellectual property rights and licenses related to in vitro cancer diagnostics from Genzyme Molecular Oncology to Genzyme General. In exchange for the reallocation, Genzyme General paid to Genzyme Molecular Oncology $32.0 million in cash and will pay an additional $1.0 million if a specified milestone is met.

NOTE J.    COMMITMENTS AND CONTINGENCIES

        We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 2001

GMO-28

which, if adversely decided, would have a material adverse effect on Genzyme Molecular Oncology's results of operations, financial condition, or liquidity.

NOTE K.    INCOME TAXES

        There was no provision for income taxes due to Genzyme Molecular Oncology's continuing operating losses. As part of the acquisition of PharmaGenics, Genzyme Molecular Oncology recorded a deferred tax liability of $7.6 million resulting from the difference between the book and tax basis of the completed technology computed at a 38% incremental tax rate. This amount was amortized over three years consistent with the life of the completed technology. Genzyme Molecular Oncology recorded deferred tax benefits of $1.2 million in 2000 and $2.6 million in 1999. Amortization of this deferred tax benefit was completed in 2000.

        The following summarizes Genzyme Molecular Oncology's benefit from income taxes:

	December 31,
	2001	2000	1999
	(Amounts in thousands)
Deferred:
Federal	$—	$(1,118)	$(2,438)
State	—	(96)	(209)

Total income tax benefit	$—	$(1,214)	$(2,647)

        The differences between the effective tax rates and the U.S. federal statutory tax rates were as follows:

	2001	2000	1999
Tax provision (benefit) at U.S. statutory rate	(35.0)%	(35.0)%	(35.0)%
State income taxes, net of federal benefit	(1.8)	(0.9)	(1.1)
Tax credits	(3.2)	(3.1)	(2.5)
Nondeductible amortization	—	3.2	5.4
Deductions subject to deferred tax valuation allowance	40.0	30.8	24.8

Effective tax rate—expense	0.0%	(5.0)%	(8.4)%

GMO-29

        The components of net deferred tax assets were as follows:

	December 31,
	2001	2000
	(Amounts in thousands)
Deferred tax assets:
Net operating loss carryforwards	$31,108	$21,162
Reserves and other	269	437
Tax credits	4,411	2,956

Gross deferred tax asset	35,788	24,555
Valuation allowance	(35,788)	(24,555)

Net deferred tax assets	$—	$—

        As a result of uncertainty surrounding our ability to realize certain tax benefits that primarily relate to operating loss carryforwards, we placed valuation allowances of $35.8 million in 2001 and $24.6 million in 2000 against otherwise recognizable deferred tax assets.

NOTE L.    BENEFIT PLANS

        Note P., "Benefit Plans," to our consolidated financial statements contains information regarding our 401(k) plan. We incorporate that information into this note by reference.

NOTE M.    SIGNIFICANT CUSTOMERS

        Genzyme Molecular Oncology has three significant customers. The following table describes the revenue for each customer in comparison to total revenue:

	2001	% of Total Revenue	2000	% of Total Revenue	1999	% of Total Revenue
	(Amounts in thousands, except percentage data)
Customer A	$4,692	71%	$908	16%	—	—
Customer B	$700	11%	$1,280	23%	$2,800	61%
Customer C	$—	—%	$2,000	35%	—	—

        The portion of Genzyme Molecular Oncology's revenues related to work performed on behalf of StressGen/Genzyme LLC was $0.5 million, or 11% of total revenues in 1999. In 2001 and 2000, no revenues were earned from this joint venture due to its dissolution in December 1999.

GMO-30

NOTE N.    QUARTERLY RESULTS (UNAUDITED)

	1st Quarter 2001	2nd Quarter 2001	3rd Quarter 2001	4th Quarter 2001
	(Amounts in thousands, except percentage data)
Net revenue	$1,412	$1,279	$1,224	$2,647
Gross profit	868	794	556	1,268
Division net loss	(6,274)	(8,331)	(7,494)	(7,619)
	1st Quarter 2000	2nd Quarter 2000	3rd Quarter 2000	4th Quarter 2000
	(Amounts in thousands, except percentage data)
Net revenue	$2,555	$963	$635	$1,518
Gross profit	2,499	824	531	991
Division net loss	(5,057)	(7,915)	(5,504)	(4,620)

GMO-31

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Genzyme Corporation:

        In our opinion, the accompanying combined balance sheets and the related combined statements of operations and of cash flows present fairly, in all material respects, the financial position of Genzyme Molecular Oncology (as described in Note A) at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As more fully described in Note A to these financial statements, Genzyme Molecular Oncology is a division of Genzyme Corporation; accordingly, the combined financial statements of Genzyme Molecular Oncology should be read in conjunction with the audited consolidated financial statements of Genzyme Corporation and Subsidiaries.

Boston, Massachusetts
February 14, 2002

GMO-32

QuickLinks

FINANCIAL STATEMENTS GENZYME MOLECULAR ONCOLOGY A DIVISION OF GENZYME CORPORATION
GENZYME MOLECULAR ONCOLOGY A DIVISION OF GENZYME CORPORATION COMBINED SELECTED FINANCIAL DATA
GENZYME MOLECULAR ONCOLOGY A DIVISION OF GENZYME CORPORATION COMBINED SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF GENZYME MOLECULAR ONCOLOGY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS
GENZYME MOLECULAR ONCOLOGY A DIVISION OF GENZYME CORPORATION COMBINED STATEMENTS OF OPERATIONS
GENZYME MOLECULAR ONCOLOGY A DIVISION OF GENZYME CORPORATION COMBINED BALANCE SHEETS
GENZYME MOLECULAR ONCOLOGY A DIVISION OF GENZYME CORPORATION COMBINED STATEMENTS OF CASH FLOWS
GENZYME MOLECULAR ONCOLOGY A DIVISION OF GENZYME CORPORATION NOTES TO COMBINED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS