Form 10-K, Exhibit 13
period 2002-12-31
GENZYME CORP
filed 2003-03-31
CIK 732485

Use these links to rapidly review the document
TABLE OF CONTENTS 3

EXHIBIT 13.1

FINANCIAL STATEMENTS
GENZYME CORPORATION AND SUBSIDIARIES

GCS-1

GENZYME CORPORATION
Consolidated Selected Financial Data

        These selected financial data have been derived from our audited, consolidated financial statements. You should read the following information in conjunction with our audited consolidated financial statements and related notes contained elsewhere in this annual report. These selected financial data may not be indicative of our future financial condition due to the risks and uncertainties described under the caption "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations—Factors Affecting Future Operating Results" included in this annual report.

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

        The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. These provisions factor the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock. In addition, our income tax allocation policy provides that if, at the end of any fiscal quarter, a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit.

        To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with accounting principles generally accepted in the United States of America, or U.S., and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock, combine existing tracking stocks or change our earnings allocation methodology. Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we provide financial statements and management's discussion and analysis for the corporation as well as for each of our divisions to aid investors in evaluating our performance and the performance of each of our divisions.

        While each tracking stock is designed to reflect a division's performance, each is common stock of Genzyme Corporation and not of a division. Our divisions are not separate companies or legal entities, and therefore do not and cannot issue stock. Holders of tracking stock have no specific rights to assets allocated to the corresponding division. We continue to hold title to all of the assets allocated to the corresponding division and are responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders are, therefore, subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the

GCS-2

event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stockholders in the combined assets of Genzyme.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

	For the Years Ended December 31,
	2002	2001	2000	1999	1998
	(Amounts in thousands)
Revenues:
Net product sales	$1,199,617	$1,110,254	$811,897	$683,482	$613,685
Net service sales	114,493	98,370	84,482	79,448	74,682
Revenues from research and development contracts:
Related parties	2,747	3,279	509	2,012	5,745
Other	12,615	11,727	6,432	7,346	15,223

Total revenues	1,329,472	1,223,630	903,320	772,288	709,335

Operating costs and expenses:
Cost of products sold	309,634	307,425	232,383	182,337	211,076
Cost of services sold	66,575	56,173	50,177	49,444	48,586
Selling, general and administrative(1)	438,035	424,640	264,551	242,797	215,203
Research and development (including research and
development related to contracts)	308,487	264,004	169,478	150,516	119,005
Amortization of intangibles(2)	70,278	121,124	22,974	24,674	24,334
Purchase of in-process research and development(3)	1,879	95,568	200,191	5,436	—
Charge for impaired assets(4)	22,944	—	4,321	—	—

Total operating costs and expenses	1,217,832	1,268,934	944,075	655,204	618,204

Operating income (loss)	111,640	(45,304)	(40,755)	117,084	91,131

Other income (expenses):
Equity in net loss of unconsolidated affiliates	(16,858)	(35,681)	(44,965)	(42,696)	(29,006)
Gain on affiliate sale of stock(5)	—	212	22,689	6,683	2,369
Gain (loss) on investments in equity securities(6)	(14,497)	(25,996)	15,873	(3,749)	(6)
Minority interest in net loss of subsidiary	—	2,259	4,625	3,674	4,285
Gain (loss) on sale of product line(7)	—	(24,999)	—	8,018	31,202
Other(8)	40	(2,205)	5,188	14,527	—
Investment income	51,038	50,504	45,593	36,158	25,055
Interest expense	(27,152)	(37,133)	(15,710)	(21,771)	(22,593)

Total other income (expenses)	(7,429)	(73,039)	33,293	844	11,306

Income (loss) before income taxes	104,211	(118,343)	(7,462)	117,928	102,437
(Provision for) benefit from income taxes	(19,015)	2,020	(55,478)	(46,947)	(39,870)

Net income (loss) before cumulative effect of change in accounting for goodwill and derivative financial instruments	$85,196	$(116,323)	$(62,940)	$70,981	$62,567
Cumulative effect of change in accounting for goodwill(2)	(98,270)	—	—	—	—
Cumulative effect of change in accounting for derivative financial instruments, net of tax(9)	—	4,167	—	——

Net income (loss)	$(13,074)	$(112,156)	$(62,940)	$70,981	$62,567

GCS-3

	For the Years Ended December 31,
	2002	2001	2000	1999	1998
	(Amounts in thousands, except per share amounts)
Net income (loss) per share:
Allocated to Genzyme General Stock(2,10,11,13):
Genzyme General net income before cumulative effect of change in accounting for derivative financial instruments	$150,731	$3,879	$85,956	$142,077	$133,052
Cumulative effect of change in accounting for derivative financial instruments, net of tax(9)	—	4,167	—	—	—

Genzyme General net income	150,731	8,046	85,956	142,077	133,052
Genzyme Surgical Products net loss	—	—	—	(27,523)	(49,856)
Tax benefit allocated from Genzyme Biosurgery	18,508	24,593	28,023	26,994	34,330
Tax benefit allocated from Genzyme Molecular Oncology	9,287	11,904	7,476	7,812	3,527

Net income allocated to Genzyme General Stock	$178,526	$44,543	$121,455	$149,360	$121,053

Net income per share of Genzyme General Stock:
Basic:
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$0.83	$0.20	$0.71	$0.90	$0.77
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax(9)	—	0.02	—	——

Net income per share allocated to Genzyme General Stock	$0.83	$0.22	$0.71	$0.90	$0.77

Diluted:
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$0.81	$0.19	$0.68	$0.85	$0.74
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax(9)	—	0.02	—	—	—

Net income per share allocated to Genzyme General Stock	$0.81	$0.21	$0.68	$0.85	$0.74

Weighted average shares outstanding(11):
Basic	214,038	202,221	172,263	166,185	158,127

Diluted	219,388	211,176	179,366	186,456	171,643

Allocated to Biosurgery Stock(2,10,12):
Genzyme Biosurgery net loss before cumulative effect of change in accounting for goodwill	$(79,322)	$(145,170)	$(87,636)
Cumulative effect of change in accounting for goodwill(2)	(98,270)	—	—

Genzyme Biosurgery net loss	(177,592)	(145,170)	(87,636)
Allocated tax benefit	9,706	18,189	448

Net loss allocated to Biosurgery Stock	$(167,886)	$(126,981)	$(87,188)

Net loss per share of Biosurgery Stock—basic and diluted:
Net loss per share before cumulative effect of change in accounting for goodwill	$(1.74)	$(3.34)	$(2.40)
Per share cumulative effect of change in accounting for goodwill(2)	(2.46)	—	—

Net loss per share of Biosurgery Stock—basic and diluted	$(4.20)	$(3.34)	$(2.40)

Weighted average shares outstanding	39,965	37,982	36,359

GCS-4

	For the Years Ended December 31,
	2002	2001	2000	1999	1998
	(Amounts in thousands, except per share amounts)
Allocated to Molecular Oncology Stock(2,10):
Net loss	$(23,714)	$(29,718)	$(23,096)	$(28,832)	$(19,107)

Net loss per share of Molecular Oncology Stock—basic and diluted	$(1.41)	$(1.82)	$(1.60)	$(2.25)	$(3.81)

Weighted average shares outstanding	16,827	16,350	14,446	12,826	5,019

Allocated to Surgical Products Stock(2,10,12,13):
Net loss			$(54,748)	$(20,514)

Net loss per share of Surgical Products Stock—basic and diluted			$(3.67)	$(1.38)

Weighted average shares outstanding			14,900	14,835

Allocated to Tissue Repair Stock(2,10,12):
Net loss			$(19,833)	$(30,040)	$(40,386)

Net loss per share of Tissue Repair Stock—basic and diluted			$(0.69)	$(1.26)	$(1.99)

Weighted average shares outstanding			28,716	23,807	20,277

CONSOLIDATED BALANCE SHEET DATA

	December 31,
	2002	2001	2000	1999	1998
	(Amounts in thousands)
Cash and investments	$1,195,004	$1,121,258	$639,640	$652,990	$575,729
Working capital(14)	581,234	566,798	559,652	592,249	417,116
Total assets	4,083,049	3,935,745	3,318,100	1,787,282	1,688,854
Long-term debt, capital lease obligations and convertible debt, including current portion(15)	894,775	852,555	685,137	295,702	387,993
Stockholders' equity	2,697,847	2,609,189	2,175,141	1,356,392	1,172,535

        There were no cash dividends paid.

(1)
Selling, general and administrative expenses for 2002 includes a $3.3 million charge for severance costs and the reversal of $5.5 million of accruals in excess of currently estimated requirements to fulfill our legal obligation to provide human transgenic alpha-glucosidase during the transition of Pompe clinical trial patients to a product derived from Chinese hamster ovary, or CHO, cells, which we refer to as a CHO-cell product. Research and development expenses for 2002 include a $0.9 million charge for severance costs. Selling, general and administrative expenses for 2001 includes $27.0 million of charges resulting from Pharming Group N.V.'s decision to file for and operate under a court supervised receivership.

(2)
Effective January 1, 2002, in connection with the provisions of Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets," we ceased amortizing goodwill. We recorded $52.5 million in 2001 and $12.3 million in 2000 of amortization expense related to our goodwill. Also, in connection with the adoption of SFAS No. 142, we tested the goodwill of our cardiothoracic reporting unit for impairment and, as a result, reduced goodwill by recording a cumulative effect impairment charge of $98.3 million in our consolidated statements of operations and the combined statements of operations of Genzyme Biosurgery for the year ended December 31, 2002.

GCS-5

(3)
Charges for in-process research and development, which we refer to as IPR&D, were incurred in connection with the following investment and acquisitions:

•
2002—$1.9 million related to our investment in Myosix SA;

•
2001—$86.8 million from the acquisition of Novazyme Pharmaceuticals, Inc. and $8.8 million from the acquisition of Wyntek Diagnostics, Inc.;

•
2000—$118.0 million from the acquisition of GelTex Pharmaceuticals, Inc. and $82.1 million from the acquisition of Biomatrix, Inc.; and

•
1999—$5.4 million from the acquisition of Peptimmune, Inc.

(4)
Charges for impaired assets includes:

•
2002—$14.0 million to write off engineering and design costs related to a manufacturing facility that was being constructed in Framingham, Massachusetts and $9.0 million to write off the assets at our bulk hyaluronic acid, or HA, manufacturing facility in Haverhill, England; and

•
2000—$4.3 million to write off abandoned equipment at our Springfield Mills manufacturing facility, also in England.

(5)
During 2000, in accordance with our policy pertaining to affiliate sales of stock, we recorded gains of $22.7 million relating to public offerings of common stock by our unconsolidated affiliate, GTC Biotherapeutics, Inc. (formerly Genzyme Transgenics Corporation) which we refer to as GTC. In the years ended December 31, 2001, 1999 and 1998, our gain on affiliate sale of stock represents the gain on our investment in GTC as a result of GTC's various issuances of additional shares of its common stock.

(6)
Gains (losses) on investments in equity securities includes the following gains and losses resulting from the sale of equity investments and impairment charges because we assessed declines in market value to be other than temporary:

•
2002—charges of $9.2 million to write down our investment in GTC, $3.4 million to write down our investment in Cambridge Antibody Technology Group plc, $2.0 million to write down our investment in Dyax Corporation and $0.8 million to write down our investment in Targeted Genetics Corporation;

•
2001—charges of $8.5 million to write off our investment in Pharming Group, $11.8 million to write down our investment in Cambridge Antibody Technology Group and $4.5 million to write down our investment in Targeted Genetics;

•
2000—gains of $16.4 million upon the sale of a portion of our investment in GTC and $7.6 million relating to our investment in Celtrix Pharmaceuticals, Inc. when it was acquired in a stock-for-stock transaction and a charge of $7.3 million for the write down of our investment in Focal, Inc. common stock;

•
1999—gains of $2.0 million resulting from the sales of shares of Techne Corporation common stock that we received when we sold our research products business to Techne, offset by a charge of $5.7 million to write down our investment in Pharming Group; and

•
1998—gain of $3.4 million resulting from the sale of shares of Techne common stock offset by a charge of $3.4 million to write down our investment in Celtrix.

(7)
Gain (loss) on sale of product line includes:

•
2001—a loss of $25.0 million related to the sale of our Snowden-Pencer line of surgical instruments;

•
1999—a gain of $7.5 million, representing the payment of a note receivable that we received as partial consideration for the sale of Genetic Design, Inc. to Laboratory Corporation of America in 1996, and a gain of $0.5 million resulting from the sale of our immunochemistry business assets to an operating unit of Sybron Laboratory Products Corp; and

•
1998—a gain of $31.2 million related to the sale of our research products business assets to Techne.

(8)
Other includes:

•
2000—$5.1 million payment received in connection with the settlement of a lawsuit; and

•
1999—the receipt of a $14.4 million payment associated with the termination of our agreement to acquire Cell Genesys, Inc., net of acquisition related expenses.

GCS-6

(9)
On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations and the combined statement of operations of Genzyme General to recognize the fair value of warrants to purchase shares of GTC common stock held on January 1, 2001 and allocated to Genzyme General.

(10)
To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock is defined in our charter as the net income or loss of Genzyme General determined in accordance with accounting principles generally accepted in the U.S. and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Earnings attributable to Biosurgery Stock and Molecular Oncology Stock are defined similarly and, therefore, are based on the net income or loss of the corresponding division.

(11)
Reflects the two-for-one split of Genzyme General Stock on June 1, 2001.

(12)
We created Genzyme Biosurgery on December 18, 2000. Prior to this date, the operations allocated to Genzyme Biosurgery were included in the operations allocated to our former Genzyme Surgical Products and Genzyme Tissue Repair divisions and as of that date, the operations of Genzyme Surgical Products and Genzyme Tissue Repair ceased. Net loss per share of Biosurgery Stock for 2000 is calculated using the net loss allocated to Biosurgery Stock for the period December 19, 2000 through December 31, 2000 and the weighted average shares of Biosurgery Stock outstanding during the same period. Loss per share data are not presented for Genzyme Biosurgery for the years ended December 31, 1998 and 1999 or for the period from January 1, 2000 to December 18, 2000, as there were no shares of Biosurgery Stock outstanding during those periods.

(13)
We created Genzyme Surgical Products on June 28, 1999. Prior to this date, the operations of Genzyme Surgical Products were included in the operations allocated to Genzyme General and, therefore, in the net income allocated to Genzyme General Stock. Loss per share data are not presented for Genzyme Surgical Products for the years ended December 31, 1998 or for the period from January 1, 1999 to June 28, 1999, as there were no shares of Surgical Products Stock outstanding during those periods.

(14)
At December 31, 2002, $284.0 million in principal drawn under our revolving credit facility and $10.0 million in principal of our 6.9% convertible subordinated note due May 2003 are included in the determination of working capital.

(15)
Long-term debt, capital lease obligations and convertible debt, including current portion, consists primarily of:

•
December 31, 2002—$575.0 million in principal of our 3% convertible subordinated debentures due May 2021, $284.0 million in principal drawn under our revolving credit facility due December 2003, a $25.0 million capital lease obligation and $10.0 million in principal of our 6.9% convertible subordinated note due May 2003;

•
December 31, 2001—$575.0 million in principal of our 3% convertible subordinated debentures, $234.0 million in principal drawn under our revolving credit facility, a $25.0 million capital lease obligation and $10.0 million in principal of our 6.9% convertible subordinated note;

•
December 31, 2000—$250.0 million in principal of our 5 1/4% convertible subordinated notes (which have since been redeemed), $368.0 million of debt drawn under our revolving credit facility, a $25.0 million capital lease obligation and $10.0 million in principal of our 6.9% convertible subordinated note;

•
December 31, 1999—$250.0 million in principal of 5 1/4% convertible subordinated notes and $18.0 million in principal drawn under our revolving credit facility; and

•
December 31, 1998—$250.0 million in principal of 5 1/4% convertible subordinated notes and $12.6 million in principal of our 5% convertible subordinated note due February 2000.

GCS-7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF GENZYME CORPORATION
AND SUBSIDIARIES' FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        When reviewing the discussion below, you should keep in mind the substantial risks and uncertainties that characterize our business. In particular, we encourage you to review the risks and uncertainties described under "Factors Affecting Future Operating Results" below as well as in Exhibit 99.2 to this annual report. These risks and uncertainties could cause actual results to differ materially from those forecast in forward-looking statements or implied by past results and trends. Forward-looking statements are statements that attempt to project or anticipate future developments in our business; we encourage you to review the examples of forward looking statements under "Note Regarding Forward Looking Statements." These statements, like all statements in this report, speak only as of the date of this report (unless another date is indicated) and we undertake no obligation to update or revise the statements in light of future developments.

INTRODUCTION

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

  •
  renal products, with a focus on products that treat patients suffering from renal diseases, including chronic renal failure;

  •
  diagnostic products, with a focus on in vitro diagnostics; and

  •
  other products and services, such as genetic testing services and pharmaceutical drug materials;

  •
  Genzyme Biosurgery, which develops and markets biotherapeutic and biomaterial products, with an emphasis on orthopaedics, heart disease and broader surgical applications, and

  •
  Genzyme Molecular Oncology, which is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

        We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the U.S. We present financial information and accounting policies specific to the corporation and our operating divisions in the accompanying consolidated financial statements. Note A., "Summary of Significant Accounting Policies," to our accompanying consolidated financial statements contains a summary of our accounting policies.

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

GCS-8

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

        The provisions in our charter governing dividends and distributions factor the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock. In addition, our income tax allocation policy provides that if, at the end of any fiscal quarter, a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Genzyme Biosurgery and Genzyme Molecular Oncology have not yet generated taxable income, and thus have not had the ability to use any projected annual tax benefits. Genzyme General has generated taxable income, providing it with the ability to utilize the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology. Consistent with our policy, we have allocated the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology to Genzyme General without making any compensating payments or allocations to the division that generated the benefit.

        The losses of Genzyme Biosurgery and Genzyme Molecular Oncology may decline in the future. If these losses do decline, and we expect the losses of Genzyme Biosurgery to do so, the tax benefits allocated to Genzyme General will also decline. In addition, if our board of directors decided to change our tax allocation policy, it could reduce the tax benefits allocated to any division that is profitable at the time the change becomes effective, and reduce the earnings allocated to the associated series of tracking stock. Any change in the earnings allocated to a tracking stock also impacts the amount available to pay dividends for that tracking stock. Currently, Genzyme General is our only profitable division.

        Deferred tax assets and liabilities can arise from purchase accounting and relate to a division that does not satisfy the realizability criteria of SFAS No. 109, "Accounting for Income Taxes." Such deferred tax assets and liabilities are allocated to the division to which the acquisition was allocated. As a result, the periodic changes in these deferred tax assets and liabilities do not result in a tax expense or benefit to that division. However, the change in these deferred tax assets and liabilities impacts our consolidated tax provision. Such change is added to division net income for purposes of determining net income allocated to a tracking stock. If our board of directors modified the policy for allocating changes in these deferred tax assets and liabilities, the income attributable to each series of tracking stock could be materially different. As a result of any such changes, the amount available to pay dividends for each of our tracking stocks could also be materially different.

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

GCS-9

to make the distribution by issuing Genzyme General Stock in exchange for the selling division's related tracking stock, then the exchange must be effected at a 10% premium to the corresponding tracking stock's average market price calculated over a ten day period beginning on the first business day following the announcement of the sale.

        Shares of Biosurgery Stock and Molecular Oncology Stock are subject to certain exchange and redemption provisions as set forth in our charter. One of the exchange provisions allows our board of directors to exchange, at any time, shares of Biosurgery Stock and/or Molecular Oncology Stock for cash, shares of Genzyme General Stock, or a combination of both, valued at a 30% premium to the fair market value (as defined in our charter) of the series of stock being exchanged. We encourage you to read our charter for a more complete discussion of the mandatory and optional exchange and redemption provisions of our common stock.

        To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with accounting principles generally accepted in the U.S. and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create new series of tracking stock, combine existing tracking stock or change our earnings allocation methodology. Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we provide financial statements and management's discussion and analysis for the corporation as well as for each of our divisions to aid investors in evaluating our performance and the performance of each of our divisions.

        While each tracking stock is designed to reflect a division's performance, each is common stock of Genzyme Corporation and not of a division. Our divisions are not separate companies or legal entities and therefore do not and cannot issue stock. Holders of tracking stock have no specific rights to assets allocated to the corresponding division. We continue to hold title to all of the assets allocated to the corresponding division and are responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders are, therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stockholders in the combined assets of Genzyme.

ACQUISITIONS

        The following acquisitions have been accounted for as purchases. The results of operations of each acquisition are included in our consolidated financial statements from the date of acquisition.

        On September 26, 2001, we acquired all of the outstanding capital stock of Novazyme for 2.6 million shares of Genzyme General Stock valued at $110.6 million, options, stock purchase rights, warrants and other costs valued at $9.9 million and contingent payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive U.S. marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies by specified dates. We allocated the acquisition to Genzyme General.

        The staff of the U.S. Federal Trade Commission, which is known as the FTC, is investigating our acquisition of Novazyme. The FTC is one of the agencies responsible for enforcing federal antitrust

GCS-10

laws, and, in this investigation, it is evaluating whether there are anti-competitive aspects of the Novazyme transaction that the government should seek to negate. While we do not believe that the acquisition should be deemed to contravene antitrust laws, we have been cooperating in the FTC investigation. At this stage, we cannot predict with precision the likely outcome of the investigation or how that outcome will impact our business. As with any litigation or investigation, there are ongoing costs associated with responding to the investigation, both in terms of management time and out-of-pocket expenses.

        On June 30, 2001, we acquired the remaining 78% of the outstanding shares of Focal, Inc. common stock in an exchange of shares of Biosurgery Stock for shares of Focal common stock. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock as merger consideration. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for options to purchase Biosurgery Stock on an as-converted basis. We allocated the acquired assets and liabilities to Genzyme Biosurgery.

        On June 1, 2001, we acquired all of the outstanding capital stock of Wyntek for an aggregate purchase price of $65.4 million. We allocated the acquisition to Genzyme General.

        On January 9, 2001, we acquired the outstanding Class A limited partnership interests in Genzyme Development Partners, L.P., which we refer to as GDP, a limited partnership engaged in developing, producing and commercializing Sepra™ products, for an aggregate of $25.7 million plus royalties on sales of certain Sepra products for ten years. We allocated the acquisition to Genzyme Biosurgery.

        On December 18, 2000, we acquired Biomatrix for 17.5 million shares of Biosurgery Stock valued at $206.5 million, $252.4 million of cash and options and other costs valued at $23.5 million. At the time of the merger, we created Genzyme Biosurgery as a new division. We reallocated the businesses of two of our then-existing divisions—Genzyme Surgical Products and Genzyme Tissue Repair—to Genzyme Biosurgery and allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery. As a result of this transaction, we amended our charter to create Biosurgery Stock and eliminate Genzyme Surgical Products Division common stock, which we refer to as "Surgical Products Stock" and Genzyme Tissue Repair Division common stock, which we refer to as "Tissue Repair Stock."

        On December 14, 2000, we acquired GelTex for $515.2 million of cash, 15.8 million in shares of Genzyme General Stock valued at $491.2 million and options, warrants and other costs valued at $69.7 million. We allocated the acquisition to Genzyme General. As part of the acquisition of GelTex, we acquired all of GelTex's ownership interest in RenaGel LLC, our joint venture with GelTex. Prior to the acquisition of GelTex, we accounted for our investment in RenaGel LLC under the equity method of accounting.

DISPOSITION

        In November 2001, we sold our Snowden-Pencer line of surgical instruments for $15.9 million in net cash. We recorded a loss of $25.0 million in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery in connection with this sale.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

        The preparation of consolidated financial statements under accounting principles generally accepted in the U.S. requires us to make certain estimates and judgments that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in our financial statements. Our actual results could differ from these estimates under different assumptions and conditions.

GCS-11

        We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

  •
  Policies Relating to Tracking Stocks;

  •
  Revenue Recognition;

  •
  Income Taxes;

  •
  Inventories;

  •
  Long-Lived Assets;

  •
  Asset Impairments;

  •
  Strategic Equity Investments; and

  •
  Other Reserve Estimates.

Policies Relating to Tracking Stocks

Earnings Per Share

        To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with accounting principles generally accepted in the U.S., and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. However, subject to its fiduciary duties, our board of directors can, at its discretion, change the methods of allocating earnings to each series of common stock. We intend to allocate earnings using our current methods for the foreseeable future.

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

GCS-12

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

  •
  proportionate usage—costs incurred which benefit more than one division are allocated based on management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or

  •
  board directed—programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. Our board also allocates long-term debt and strategic investments.

        Any future changes that our board of directors may make to the methods for allocating revenue, expenses, assets and liabilities among our divisions could materially change the results of operations, the financial condition of a division and the income allocated to one or more series of our stock.

Income Tax Allocation Policy

        If at the end of any fiscal quarter, a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Genzyme Biosurgery and Genzyme Molecular Oncology have not yet generated taxable income, and thus have not had the ability to use any projected annual tax benefits. Genzyme General has generated taxable income, providing it with the ability to utilize the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology. Consistent with our policy, we have allocated the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology to Genzyme General without making any compensating payments or allocations to the division that generated the benefit. We allocated $18.5 million in 2002, $24.6 million in 2001 and $28.0 million in 2000 in tax benefits generated by Genzyme Biosurgery to Genzyme General and we allocated $9.3 million in 2002, $11.9 million in 2001 and $7.5 million in 2000 in tax benefits generated by Genzyme Molecular Oncology to Genzyme General.

        The losses of Genzyme Biosurgery and Genzyme Molecular Oncology may decline in the future. If these losses do decline, and we expect the losses of Genzyme Biosurgery to do so, the tax benefits allocated to Genzyme General will also decline. In addition, if our board of directors decided to change our tax allocation policy, it could reduce the tax benefits allocated to any division that is profitable at the time the change becomes effective, and reduce the earnings allocated to the associated series of tracking stock. For example, our board could change the tax allocation policy to require that tax benefits remain in the division that generated the benefit, instead of being allocated to divisions based on their taxable income. Currently, Genzyme General is our only profitable division and would, therefore, be most significantly impacted by any change in our tax allocation policy.

        Deferred tax assets and liabilities can arise from purchase accounting and relate to a division that does not satisfy the realizability criteria of SFAS No. 109, "Accounting for Income Taxes." Such deferred tax assets and liabilities are allocated to the division to which the acquisition was allocated. As a result, the periodic changes in these deferred tax assets and liabilities do not result in a tax expense or benefit to that division. However, if the change in these deferred tax assets and liabilities impacts our consolidated tax provision, such change is added to division net income for purposes of determining net income allocated to a tracking stock. If our board of directors modified the policy for

GCS-13

allocating changes in these deferred tax assets and liabilities, the income attributable to each series of tracking stock could be materially different.

Determination of Available Dividend Amounts

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

        Determining the dividend limit for each series of our stock can involve significant judgments, including assessing the amount that would be legally available for dividends under Massachusetts law. If we concluded that a division would be unable to pay dividends under Massachusetts law as a separate corporation, we would be unable to allocate losses to the corresponding series of our stock. This could materially impact the allocation of income and losses among our three series of tracking stock.

Revenue Recognition

        We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, title and risk of loss have passed to the customer and collection from the customer is reasonably assured. We recognize revenue from service sales, such as Carticel® chondrocyte services and genetic testing services, when we have finished providing the service. We recognize revenue from contracts to perform research and development services and selling and marketing services over the term of the applicable contract and as we complete our obligations under that contract. We recognize non-refundable, up-front license fees over the related performance period or at the time we have no remaining performance obligations.

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

        The timing of product shipments and receipts can have a significant impact on the amount of revenue that we recognize in a particular period. Also, most of our products, including Cerezyme enzyme, Renagel phosphate binder and Synvisc viscosupplementation product, are sold at least in part through distributors. Inventory in the distribution channel consists of inventory held by distributors, who are our customers, and inventory held by retailers, such as pharmacies and hospitals. Our revenue in a particular period can be impacted by increases or decreases in distributor inventories. If distributor inventories increased to excessive levels, we could experience reduced purchases in subsequent periods,

GCS-14

or product returns from the distribution channel due to overstocking, low end-user demand or product expiration.

        We use a variety of data sources to determine the amount of inventory in our United States distribution channel. For Cerezyme enzyme and Synvisc viscosupplementation product, we receive data on sales and inventory levels directly from our primary distributors. For Renagel phosphate binder, our data sources include prescription and wholesaler data purchased from external data providers and, in some cases, sales and inventory data received directly from distributors. As part of our efforts to limit inventory held by distributors and to gain improved visibility into the distribution channel, we executed revised agreements with our primary Renagel phosphate binder distributors during 2002. These agreements provide incentives for the distributors to limit the amount of inventory that they carry, and to provide us with specific inventory and sales data.

        We record reserves for rebates payable under Medicaid and payor contracts, such as managed care organizations, as a reduction of revenue at the time product sales are recorded. Our Medicaid and payor rebate reserves have two components:

  •
  an estimate of outstanding claims for end-user sales that have occurred, but for which related claim submissions have not been received; and

  •
  an estimate of future claims that will be made when inventory in the distribution channel is sold to end-users.

Because the second component is calculated based on the amount of inventory in the distribution channel, our assessment of distribution channel inventory levels impacts our estimated reserve requirements. Our calculation also requires other estimates, including estimates of sales mix, to determine which sales will be subject to rebates and the amount of such rebates. We update our estimates and assumptions each period, and record any necessary adjustment to our reserves. As of December 31, 2002, our reserve for Medicaid and payor rebates was approximately $13.1 million.

        We record allowances for product returns as a reduction of revenue at the time product sales are recorded. The product returns reserve is estimated based on our experience of returns for each of our products, or for similar products. If the history of product returns changes, the reserve is adjusted appropriately. Our estimate of distribution channel inventory is also used to assess the reasonableness of our product returns reserve.

        We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

        In 2002, we adjusted our revenue accounting to comply with the provisions of EITF Issue No. 01-09, "Accounting for Consideration given by a Vendor to a Customer (including a Reseller of a Vendor's Products)." EITF Issue No. 01-09 specifies that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor's products or services and, therefore, should be characterized as a reduction of revenue. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

  •
  the vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration

  •
  the vendor can reasonably estimate the fair value of the benefit received.

        In 2002, we separated fees paid to our distributors into amounts that were specifically identifiable for payment of services. The fair market value of these services of approximately $8 million was recorded as operating expense.

GCS-15

Income Taxes

        We use the asset and liability method of accounting for deferred income taxes. Our calculation of the tax provision includes significant estimates, including estimates of foreign source income, research and development credits, orphan drug credits and other permanent items. Changes in estimates are reflected in our tax provision in the period of change. On a quarterly basis throughout the fiscal year we make our best estimate of the full year impact of these items on our tax rate. We adjust these estimates as required, including, if necessary, a tax return to provision adjustment.

        We file a consolidated tax return and allocate income taxes to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to each division under accounting principles generally accepted in the U.S., as if it were a separate taxpayer. In preparing financial statements for our operating divisions we assess the realizability of our deferred tax assets at the division level. Our ability to realize the benefit of net deferred tax assets is dependent on our generating sufficient taxable income before loss carryforwards expire. We believe that we will realize all of our net deferred tax assets.

        We are currently under IRS audit for tax years 1996-1999. We have provided sufficient liabilities for all exposures related to this audit. Favorable settlements may result in a reduction in future tax provisions.

Inventories

        We value inventories at cost or, if lower, fair value. We determine cost using the first-in, first-out method. We analyze our inventory levels quarterly and write down inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value and inventory in excess of expected requirements. Expired inventory is disposed of and the related costs are written off. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

        We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would likely result in the write-off of the inventory and a charge to earnings. At December 31, 2002, our total inventories included $7.5 million of inventory for products that have not yet been approved for sale. In addition, at December 31, 2002, a joint venture in which we have a 50% ownership interest has $17.3 million of inventory for a product that has not yet been approved for sale, of which $8.6 million represents our portion of the unapproved inventory of the joint venture.

Long-Lived Assets

        In the ordinary course of our business, we incur substantial costs to purchase and construct property, plant and equipment. The treatment of costs to purchase or construct these assets depends on the nature of the costs and the stage of construction. Costs incurred in the initial design and evaluation phase, such as the cost of performing feasibility studies and evaluating alternatives, are charged to expense. Qualifying costs incurred in the committed project planning and design phase, and in the construction and installation phase, are capitalized as part of the cost of the asset. We stop capitalizing costs when an asset is substantially complete and ready for its intended use. Determining the appropriate period during which to capitalize costs, and assessing whether particular costs qualify for capitalization, requires us to make significant judgments. These judgments can have a material impact on our reported results. As of December 31, 2002, capitalized validation costs, net of accumulated depreciation, were $15.3 million.

        For products we expect to be commercialized, we capitalize the cost of validating new equipment for the underlying manufacturing process. We begin capitalization when we consider the product to have demonstrated technological feasibility, and end capitalization when the asset is substantially

GCS-16

complete and ready for its intended use. Costs capitalized include incremental labor and direct material, and incremental fixed overhead and interest. Determining whether to capitalize validation costs requires judgment, and can have a significant impact on our reported results. Also, if we were unable to successfully validate the manufacturing process for any future product, we would have to write-off, to current operating expense, any validation costs that had been capitalized during the unsuccessful validation process. To date, all of our manufacturing process validation efforts have been successful.

        We generally depreciate plant and equipment using the straight-line method over the assets estimated economic life, which ranges from 3 years to 15 years. Determining the economic lives of plant and equipment requires us to make significant judgments that can materially impact our operating results. For certain specialized manufacturing plant and equipment, we use the units-of-production depreciation method. The units-of-production method requires us to make significant judgments and estimates, including estimates of the number of units that will be produced using the assets. There can be no assurance that our estimates are accurate. If our estimates require adjustment, it could have a material impact on our reported results.

        In accounting for acquisitions, we allocate the purchase price to the fair value of the acquired tangible and intangible assets, including acquired IPR&D. This requires us to make several significant judgments and estimates. For example, we generally estimate the value of acquired intangible assets and IPR&D using a discounted cash flow model, which requires us to make assumptions and estimates about, among other things:

  •
  the time and investment that will be required to develop products and technologies;

  •
  our ability to develop and commercialize products before our competitors develop and commercialize products for the same indications;

  •
  the amount of revenues that will be derived from the products; and

  •
  appropriate discount rates to use in the analysis.

Use of different estimates and judgments could yield materially different results in our analysis, and could result in materially different asset values and IPR&D charges.

        As of December 31, 2002, there was approximately $592.1 million of goodwill on our consolidated balance sheet. Effective January 1, 2002, in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangibles," we ceased amortizing goodwill. As of December 31, 2002, there were approximately $734.5 million of net other intangible assets on our consolidated balance sheet. We amortize acquired intangible assets using the straight-line method over their estimated economic lives, which range from 1.5 years to 40 years. Determining the economic lives of acquired intangible assets requires us to make significant judgment and estimates, and can materially impact our operating results.

Asset Impairments

        We periodically evaluate our long-lived assets for potential impairment under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We perform these evaluations whenever events or changes in circumstances suggest that the carrying value of an asset or group of assets is not recoverable. Indicators of potential impairment include:

  •
  a significant change in the manner in which an asset is used;

  •
  a significant decrease in the market value of an asset;

  •
  a significant adverse change in its business or the industry in which it is sold; and

GCS-17

  •
  a current period operating cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the asset.

        If we believe an indicator of potential impairment exists, we test to determine whether the impairment recognition criteria in SFAS No. 144 have been met. In evaluating long-lived assets for potential impairment, we make several significant estimates and judgments, including:

  •
  determining the appropriate grouping of assets at the lowest level for which cash flows are available;

  •
  estimating future cash flows associated with the asset or group of assets; and

  •
  determining an appropriate discount rate to use in the analysis.

Use of different estimates and judgments could yield significantly different results in this analysis and could result in materially different asset impairment charges.

        During 2001, we began constructing a recombinant protein manufacturing facility adjacent to our existing facilities in Framingham, Massachusetts, which we allocated to Genzyme General. During the quarter ended December 31, 2001, we suspended development of this site in favor of developing the manufacturing site we acquired from Pharming N.V. in Geel, Belgium and allocated to Genzyme General. Throughout 2002, we considered various alternative plans for use of the Framingham manufacturing facility, including contract manufacturing arrangements, and whether the $16.8 million of capitalized engineering and design costs for this facility would be applicable to the future development at this site. In December 2002, due to a change in our plans for future manufacturing capacity requirements, we determined that we would not proceed with construction of the Framingham facility for the foreseeable future. As a result, we recorded a charge in the fourth quarter of 2002, to write off $14.0 million of capitalized engineering and design costs that were specific to the Framingham facility. We allocated this charge to Genzyme General. The remaining $2.8 million of capitalized engineering and design costs were used in the construction of the Belgium manufacturing facility and, accordingly, have been re-allocated as a capitalized cost of that facility.

        During 2002, we conducted impairment tests for approximately $283 million of Genzyme Biosurgery's net other intangible assets. These tests did not result in an impairment charge.

        Effective January 1, 2002, we adopted SFAS No. 142, which requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. Unlike SFAS No. 121, goodwill impairment tests performed under SFAS No. 142 do not involve an initial test comparing the projected undiscounted cash flows to the carrying amount of goodwill. Instead, SFAS No. 142 requires goodwill be tested using a two-step process. The first step compares the fair value of the reporting unit with the unit's carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, the unit's goodwill may be impaired, and the second step must be completed to measure the amount of the goodwill impairment charge, if any. In the second step, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount is greater than the implied fair value, the carrying value of the goodwill must be written down to its implied fair value. Effective January 1, 2002, we reclassified $4.3 million of acquired workforce intangible assets, previously classified as other intangible assets, net of related deferred tax liabilities, to goodwill as required by SFAS No. 142.

        In November 2001, we sold our Snowden-Pencer line of surgical instruments and recorded a loss of $25.0 million, which we allocated to Genzyme Biosurgery. Our subsequent test of the remaining long-lived assets related to the remaining products of our surgical instruments and medical devices business line, which make up the majority of Genzyme Biosurgery's cardiothoracic reporting unit, under SFAS No. 121, did not indicate an impairment based on the undiscounted cash flows of the business. However, the impairment analysis indicated that the goodwill allocated to Genzyme Biosurgery's

GCS-18

cardiothoracic reporting unit would be impaired if the analysis was done using discounted cash flows, as required by SFAS No. 142. Therefore, upon adoption of SFAS No. 142, we tested the goodwill of Genzyme Biosurgery's cardiothoracic reporting unit in accordance with the transitional provisions of that standard, using the present value of expected future cash flows to estimate the fair value of this reporting unit. We recorded an impairment charge of $98.3 million, which we reflected as a cumulative effect of a change in accounting for goodwill in our consolidated statements of operations and the combined statements of operations for Genzyme Biosurgery.

        We completed the transitional and annual impairment tests for the $592.1 million of net goodwill related to our other reporting units in the year ended December 31, 2002, as provided by SFAS No. 142, and determined that no additional impairment charges were required. We are required to perform impairment tests under SFAS No. 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. For all of our acquisitions, various analyses, assumptions, significant judgments and estimates were made at the time of each acquisition specifically regarding product development, market conditions and cash flows that were used to determine the valuation of goodwill and intangibles. The possibility exists that those estimates could prove to be inaccurate, which could result in an impairment of goodwill.

Strategic Equity Investments

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

        If our review indicates that the decline in value is "other than temporary," we write-down our investment to the then current market value and record an impairment charge in our statements of operations. The determination of whether an unrealized loss is "other than temporary" requires significant judgment and can have a material impact on our reported results.

        In December 2002, we recorded and allocated to Genzyme General the following impairment charges because we considered the decline in value of these investments to be other than temporary:

  •
  $9.2 million in connection with our investment in the common stock of GTC;

  •
  $3.4 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group;

  •
  $2.0 million in connection with our investment in the common stock of Dyax; and

  •
  $0.8 million in connection with our investment in the common stock of Targeted Genetics.

        Given the significance and duration of the declines as of the end of 2002, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the

GCS-19

best indicator of the value of each of these investments. As of December 31, 2002, accumulated other comprehensive income, a component of stockholders' equity, includes $10.0 million of unrealized pre-tax losses on our investments in equity securities.

Other Reserve Estimates

        Determining accruals and reserves requires significant judgments and estimates on the part of management. In addition to the judgments and estimates described above, we made other reserve estimates that had an impact on our financial results:

  •
  in December 2002, in accordance with a separation agreement for one of our employees, we provided $4.2 million primarily associated with the estimated cost of continuation of medical coverage for the employee's family; and

  •
  in August 2001, we made the determination to terminate the transgenic portion of our Pompe program and also became responsible for funding all of the operations of Pharming/Genzyme LLC, which in turn was legally obligated to supply transgenically-derived alpha-glucosidase until the patients currently enrolled in the clinical trial of the product can be transitioned to a CHO-cell product. We accrued $16.8 million as estimated costs to fund our contractual obligation to provide patients with the transgenic product until the patients could be transitioned to a CHO-cell product. In December 2002, we determined that we have sufficient quantities on hand to fulfill our legal obligation to supply the remaining three patients in the clinical trial for human transgenic alpha-glucosidase with the transgenic product until they can be transitioned to a CHO-cell product. As a result, we revised our estimated cost of this legal obligation and reversed $5.5 million of amounts in excess of requirements to selling, general and administrative expense in December 2002.

RESULTS OF OPERATIONS

        The following discussion summarizes the key factors our management believes are necessary for an understanding of our consolidated financial statements.

REVENUES

	2002	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Product revenue	$1,199,617	$1,110,254	$811,897	8%	37%
Service revenue	114,493	98,370	84,482	16%	16%

Total product and service revenue	1,314,110	1,208,624	896,379	9%	35%
Research and development revenue	15,362	15,006	6,941	2%	116%

Total revenues	$1,329,472	$1,223,630	$903,320	9%	35%

Product Revenue

        We derive product revenue from sales by:

  •
  Genzyme General of:

  •
  therapeutic products, including Cerezyme and Fabrazyme enzymes, Thyrogen® hormone and WelChol® bile acid binder;

  •
  Renagel phosphate binder;

  •
  diagnostic products; and

  •
  other products.

GCS-20

  •
  Genzyme Biosurgery of:

  •
  orthopaedic products, including Synvisc viscosupplementation product;

  •
  biosurgical specialties products, including Seprafilm™ bioresorbable membrane; and

  •
  cardiothoracic products, including fluid management (chest drainage) systems.

        The following table sets forth our product revenue on a segment basis:

	2002	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Genzyme General:
Therapeutics:
Cerezyme enzyme	$619,184	$569,887	$536,868	9%	6%
Other therapeutic products	82,248	31,138	15,586	164%	100%

Total Therapeutics	701,432	601,025	552,454	17%	9%
Renal	156,864	176,921	47,891	(11)%	269%
Diagnostic Products	83,065	76,858	61,469	8%	25%
Other	43,228	43,927	28,213	(2)%	56%

Total product revenue—Genzyme General	984,589	898,731	690,027	10%	30%

Genzyme Biosurgery:
Orthopaedics	89,920	83,373	4,159	8%	1,905%
Biosurgical Specialties	53,376	59,032	41,305	(10)%	43%
Cardiothoracic	71,732	69,118	76,406	4%	(10)%

Total product revenue—Genzyme Biosurgery	215,028	211,523	121,870	2%	74%

Total product revenues	$1,199,617	$1,110,254	$811,897	8%	37%

2002 As Compared to 2001

Genzyme General—Therapeutics

        The increase in Therapeutics product revenue for the year ended December 31, 2002 as compared to the year ended December 31, 2001 was primarily due to continued growth in sales of Cerezyme enzyme for the treatment of Type 1 Gaucher disease and increased sales of other therapeutic products. Other therapeutic products revenue consists primarily of:

    •
    sales of Thyrogen hormone, which is an adjunctive diagnostic agent in the follow-up of patients with well-differentiated thyroid cancer;

    •
    sales of Fabrazyme enzyme, which is a recombinant form of the human enzyme alpha-galactosidase used for the treatment of Fabry disease; and

    •
    bulk sales of and royalties earned on sales of WelChol bile acid binder, which is an adjunctive therapy for the reduction of elevated LDL cholesterol in patients with primary hypercholesterolemia.

        Sales of Cerezyme enzyme were 52% of our total product revenue for the year ended December 31, 2002 as compared to 51% of our total product revenue for the year ended December 31, 2001. The growth in sales of Cerezyme enzyme for the year ended December 31, 2002 as compared to the year ended December 31, 2001 was attributable to our continued identification of new Gaucher

GCS-21

disease patients worldwide, particularly in Europe, resulting from a significant investment in our global sales and marketing infrastructure. The growth in European sales of Cerezyme enzyme for the period was positively impacted by the weakened U.S. Dollar against the Euro. During the year ended December 31, 2002, as compared to the same period a year ago the U.S. Dollar weakened against the Euro on average by approximately 5%, which positively impacted sales of Cerezyme enzyme by $10.6 million.

        Our results of operations are highly dependent on sales of Cerezyme enzyme and a reduction in revenue from sales of this product would adversely affect our results of operations. Revenue from Cerezyme enzyme would be impacted negatively if competitors developed alternative treatments for Gaucher disease and the alternative products gained commercial acceptance. Although orphan drug status for Cerezyme enzyme, which provided us with exclusive marketing rights for Cerezyme enzyme in the U.S., expired in May 2001, we continue to have patents protecting our method of manufacturing Cerezyme enzyme until 2010 and the composition of Cerezyme enzyme as made by that process until 2013. The expiration of market exclusivity and orphan drug status will likely subject Cerezyme enzyme to increased competition, which may decrease the amount of revenue we receive from this product or the growth of that revenue.

        We are aware of companies that have initiated efforts to develop competitive products, and other companies may do so in the future. Oxford GlycoSciences plc (OGS), for example, is developing Zavesca®, a small molecule drug candidate for the treatment of Type 1 Gaucher disease. Zavesca has been granted orphan drug status in the U.S. for treatment of Type 1 Gaucher and Fabry diseases, and has been designated as an orphan medicinal product in the European Union for the treatment of Type 1 Gaucher disease. In July 2002, the FDA issued a "non approvable" letter to OGS in response to its new drug application (NDA) for Zavesca; in November 2002, however, the agency agreed to examine additional data in support of that NDA. Also in November 2002, the European Commission approved OGS's Marketing Authorisation Application (MAA) for Zavesca as an oral therapy for use in patients with mild to moderate Type 1 Gaucher disease for whom enzyme replacement therapy is unsuitable. OGS will be required to submit follow-up safety data on the product as a condition of such approval. In January 2003, a licensee of OGS submitted an application for approval of Zavesca with the Israeli Ministry of Health. To date, virtually all Gaucher disease patients who have received enzyme therapy have experienced strong clinical benefit with few side effects, so we do not expect the competition from Zavesca to have a significant impact on our sales of Cerezyme enzyme in Europe.

        Other therapeutic products revenue consists primarily of sales of Thyrogen hormone, Fabrazyme enzyme and bulk sales of and royalties earned on sales of WelChol bile acid binder. The increase in other therapeutic products revenue for the year ended December 31, 2002 as compared to the year ended December 31, 2001 is attributable to:

  •
  a 51% increase in sales of Thyrogen hormone to $28.3 million primarily due to increased market penetration, particularly in Europe, where sales increased 147% to $8.8 million. Thyrogen hormone was launched in Europe during the fourth quarter of 2001 as a result of a positive opinion rendered in September 2001 by the Committee for Proprietary Medicinal Products (CPMP) of the European Agency for Evaluation of Medicinal Products (EMEA), which was necessary for commercial introduction of the product;

  •
  a greater than 100% increase in sales of Fabrazyme enzyme in Europe to $26.1 million partially due to the introduction to several new markets in Europe and our continued program to educate European physicians about Fabry disease and Fabrazyme enzyme. The increase also reflects the fact that 2002 was the first full year of sales of Fabrazyme enzyme, which was launched in Europe in August 2001; and

  •
  an increase in kilograms shipped of WelChol bile acid binder and an increase in royalties earned on sales of WelChol bile acid binder during 2002. These increases were the result of sales to our

GCS-22

    U.S. marketing partner, Sankyo Pharma, Inc., which has experienced continued market growth of the product in the U.S. during 2002. In October 2002, Merck/Schering-Plough Pharmaceuticals received marketing approval in Germany and FDA approval in the U.S. for its competitive product, ezetimibe, for use alone and with marketed statins for the treatment of elevated cholesterol levels as a second-line therapy. The introduction of this product in the U.S. may adversely affect the future growth of bulk sales of and royalties earned on sales of our WelChol bile acid binder.

Genzyme General—Renal

        During 2002, we created the Renal reporting segment consisting primarily of amounts attributable to the manufacture and sale of Renagel phosphate binder. Previously, amounts attributable to the manufacture and sale of Renagel phosphate binder had been included as a component of our Therapeutics reporting segment. We have reclassified our 2001 and 2000 disclosures to conform to our 2002 presentation. We expect sales of Renagel phosphate binder to increase, driven primarily by the continued adoption of the product by nephrologists worldwide. The increase in sales of Renagel phosphate binder will be dependent on several factors, including:

  •
  acceptance by the medical community of Renagel phosphate binder as the preferred treatment for elevated serum phosphorus levels in end-stage renal disease patients on hemodialysis;

  •
  our ability to effectively manage wholesaler inventories and the levels of compliance with the inventory management programs we implemented with our wholesalers in 2002;

  •
  our ability to optimize dosing and improve patient compliance with dosing of Renagel phosphate binder;

  •
  the availability of reimbursement from third party payors and the extent of coverage;

  •
  our ability to manufacture sufficient quantities of product to meet demand and to do so at a reasonable price;

  •
  the results of additional clinical trials for additional indications and expanded labeling;

  •
  the availability of competing treatments;

  •
  the efficiencies of our sales force; and

  •
  the content and timing of our submissions to and decisions by regulatory authorities.

        Sales of Renagel phosphate binder were approximately 13% of our total product revenue for the year ended December 31, 2002 as compared to approximately 16% of our total product revenue for the year ended December 31, 2001. Sales of Renagel phosphate binder for the year ended December 31, 2002 declined by 11% compared to the year ended December 31, 2001 primarily due to a reduction in domestic wholesaler inventory levels of approximately $30.0 million, based on management's estimates of end-user demand.

Genzyme General—Diagnostic Products

        Diagnostic Products product revenue increased 8% to $83.1 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001. The increase was primarily attributable to:

  •
  a 2% increase in the combined sales of infectious disease testing products, HDL and LDL cholesterol testing products and royalties on product sales by Techne Corporation's biotechnology group to $60.7 million; and

GCS-23

  •
  a 31% increase in sales of point of care rapid diagnostic tests for pregnancy and infectious diseases to $22.3 million, primarily due to a full year of sales of additional tests we obtained through our acquisition of Wyntek in June 2001.

Genzyme General—Other Product Revenue

        Other product revenue decreased 2% to $43.2 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001. The slight decrease was primarily attributable to a 7% decrease in sales of hyaluronan-based products to $12.8 million while the combined sales of liquid crystals and amino acid derivatives, both of which are pharmaceutical materials, remained flat at $30.1 million.

Genzyme Biosurgery—Orthopaedics

        Orthopaedics product revenue increased 8% to $89.9 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 due to an increase in the sales of Synvisc viscosupplementation product. Synvisc viscosupplementation product sales increased primarily due to increased utilization of the product within the existing customer base as well as new accounts. We believe that a potentially significant competitor is currently seeking FDA approval for a viscosupplementation product for possible U.S. launch during the second half of 2003 that could have an adverse effect on future sales of Synvisc viscosupplementation product.

Genzyme Biosurgery—Biosurgical Specialties

        Biosurgical Specialties product revenue decreased 10% to $53.4 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001. The decrease is due to a 95% decrease in sales of surgical instruments to $0.9 million resulting from the sale of our Snowden-Pencer line of surgical instruments during the fourth quarter of 2001, partially offset by a 36% increase in sales of Sepra products to $39.1 million primarily due to increased market penetration.

Genzyme Biosurgery—Cardiothoracic

        Cardiothoracic products include fluid management (chest drainage) systems, surgical closures, biomaterials, and instruments for conventional and minimally invasive cardiac surgery. Cardiothoracic product revenue increased 4% to $71.7 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to a 15% increase in the combined sales of FocalSeal-L surgical sealant and instruments for minimally-invasive and off-pump cardiac surgery to $17.0 million and a 10% increase in the revenues from sales of fluid management systems to $32.4 million due to a change in the buying pattern of distributors. These increases were partially offset by a 7% decrease in revenue from sales of surgical closures to $17.6 million resulting from our withdrawal of certain commodity suture lines in Europe during the first half of 2001.

2001 As Compared to 2000

Genzyme General—Therapeutics

        The increase in Therapeutics product revenue for the year ended December 31, 2001 as compared to December 31, 2000 was primarily due to continued growth in sales of Cerezyme enzyme for the treatment of Type 1 Gaucher disease.

        The steady growth in sales of Cerezyme enzyme for the year ended December 31, 2001 as compared to December 31, 2000 was primarily attributable to our continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure that has continued to increase international sales of this product. Additionally, we continue to market

GCS-24

Ceredase enzyme for the treatment of Gaucher disease, although we have successfully converted virtually all Gaucher disease patients to a treatment regimen using Cerezyme enzyme. The growth in European sales of Cerezyme enzyme for the year ended December 31, 2001 was negatively impacted by the strengthening of the U.S. Dollar against the Euro. During the year ended December 31, 2001 as compared to the year ended December 31, 2000 the U.S. Dollar strengthened against the Euro on average by approximately 3%, which negatively impacted sales of Cerezyme enzyme by $5.4 million.

        Sales of Cerezyme enzyme were 51% of our total product revenue for the year ended December 31, 2001 as compared to 66% for the year ended December 31, 2000.

        Revenue for Thyrogen hormone increased 36% to $18.7 million for the year ended December 31, 2001 as compared to the year ended December 31, 2000 due primarily to increased market penetration. Additionally, Thyrogen hormone was launched in Europe in the fourth quarter of 2001 as a result of a positive opinion rendered in September 2001 by the CPMP of the EMEA. Other therapeutics revenue also increased due to increased sales of Fabrazyme enzyme in Europe.

Genzyme General—Renal

        We began recording revenues from Renagel phosphate binder during the second quarter of 2000 under an amended distribution arrangement with GelTex, which we acquired in December 2000. Prior to this amendment, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex.

        Sales of Renagel phosphate binder were approximately 16% of our total product revenue for the year ended December 31, 2001 as compared to approximately 6% of total product revenue for the year ended December 31, 2000. Sales of Renagel phosphate binder for the year ended December 31, 2001 as compared to December 31, 2000 include sales of capsules and the 800 mg tablet formulation. We launched the tablet formulation in the U.S. during the third quarter of 2000. In the first quarter of 2001, the higher-than-anticipated demand for the 800 mg tablet formulation and certain production constraints resulted in a temporary shortage of this dosage form of Renagel phosphate binder. Patients taking the 800 mg tablets were shifted to an equivalent dose of 400 mg Renagel phosphate binder tablets or 403 mg Renagel phosphate binder capsules while we built an inventory of 800 mg tablets to support our re-launch of this dosage form in June 2001.

Genzyme General—Diagnostic Products

        Diagnostic Products revenue for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was due primarily to increased sales of infectious disease testing products and HDL and LDL cholesterol testing products. Also contributing to the increase for the year ending December 31, 2001 as compared to the year ended December 31, 2000 was the addition of sales of point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our June 2001 acquisition of Wyntek. Diagnostic Products revenue also included royalties on product sales by Techne Corporation's biotechnology group.

Genzyme Biosurgery—Orthopaedics

        Orthopaedics product revenue increased in 2001 as compared to 2000 primarily due to the sales of Synvisc viscosupplementation product, which we added to the Orthopaedics product category in December 2000 through our acquisition of Biomatrix.

Genzyme Biosurgery—Biosurgical Specialties

        The increase in Biosurgical Specialties product revenue in 2001 as compared to 2000 was due primarily to increases in sales of Seprafilm bioresorbable membrane and Sepramesh biosurgical

GCS-25

composite. An increase in sales of products sold to original equipment manufacturers and sales generated from Hylaform® biomaterial product and other skin care products, which were added to the Biosurgical Specialties product category in December 2000, also contributed to the overall increase in Biosurgical Specialties product revenue. The increase in sales was partially offset by a decrease in sales of instruments for plastic surgery, due to the sale of our Snowden-Pencer line of surgical instruments during the fourth quarter of 2001.

Genzyme Biosurgery—Cardiothoracic

        The decrease in Cardiothoracic product revenue in 2001 as compared to 2000 was due to decreased sales of chest drainage systems resulting from competitive pricing pressures in that market as well as the withdrawal from certain commodity suture lines in Europe during the first half of 2001. The decrease was offset, in part, by the continued growth in sales of minimally invasive cardiac surgery products and the sales revenue from the FocalSeal-L surgical sealant. We added FocalSeal-L surgical sealant to the Cardiothoracic product category in the third quarter of 2000 pursuant to a distribution and marketing agreement with Focal which, prior to our acquisition of Focal in June 2001, provided us with exclusive distribution rights for this product in North America.

Service Revenue

        We derive service revenue from four principal sources:

  •
  genetic testing services performed by Genzyme General, which is included in its Other reporting segment;

  •
  Genzyme Biosurgery's Carticel chondrocytes for the treatment of cartilage damage, which is included in its Orthopaedics reporting segment;

  •
  Genzyme Biosurgery's Epicel skin grafts for the treatment of severe burns, which is included in its Biosurgical Specialties reporting segment; and

  •
  Genzyme Molecular Oncology's provision of services of the SAGE™ genomics technology.

	2002	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Genzyme General—Other	$89,423	$74,056	$61,161	21%	21%

Genzyme Biosurgery:
Orthopaedics	20,253	18,417	18,229	10%	1%
Biosurgical Specialties	4,517	5,197	5,092	(13)%	2%

Total service revenue—Genzyme Biosurgery	24,770	23,614	23,321	5%	1%

Genzyme Molecular Oncology	300	700	—	(57)%	N/A

Total service revenues	$114,493	$98,370	$84,482	16%	16%

2002 As Compared to 2001

        The 21% increase in Genzyme General's other service revenue to $89.4 million for the year ended December 31, 2002, as compared to the same period a year ago, is due to increased sales of genetic testing services. This increase was primarily attributable to expanded presence in the prenatal screening market.

        Genzyme Biosurgery's Orthopaedics service revenue increased 10% to $20.3 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to a

GCS-26

change in the classification of reimbursed expenses from partners from a reduction in operating expenses to service revenue. Excluding the $1.5 million of additional service revenue resulting from the change in classification of reimbursed expenses, Orthopaedics service revenue did not change significantly during 2002 as compared to 2001. Increased sales of Carticel chondrocyte services in the U.S. for 2002 were offset by decreased European sales of the service because we have not been actively seeking new partners or marketing Carticel chondrocytes in Europe since the second quarter of 2001.

        The 13% decrease in Genzyme Biosurgery's Biosurgical Specialties service revenue to $4.5 million in 2002 as compared to $5.2 million in 2001 is attributable to decreased sales of Epicel skin grafts, which are used to treat victims of severe burns. Sales of Epicel skin grafts are variable based upon a number of unpredictable factors, including the number of severe burn patients and their survival rate prior to treatment with Epicel skin grafts.

        Genzyme Molecular Oncology's service revenue for the years ended December 31, 2002 and 2001 consists of revenues from the provision of services related to the SAGE genomics technology. Genzyme Molecular Oncology provides these services sporadically as customers request them. The focus of its SAGE business remains directed to granting licenses to the technology.

2001 As Compared to 2000

        The increase in Genzyme General's service revenue for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was due to increased sales of genetic testing services attributable to our expanded presence in the prenatal market and a broader test menu in oncology.

International Product and Service Revenue

        A substantial portion of our revenue was generated outside of the U.S., as described in the following table. Most of this revenue is attributable to sales of Cerezyme enzyme, Renagel phosphate binder and Fabrazyme enzyme. The following table provides information regarding the change in international product and service revenue during the periods presented:

	2002	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
International product and service revenue	$523,981	$445,211	$352,564	18%	26%
% of total product and service revenue	40%	37%	39%

2002 As Compared to 2001

        International sales of Cerezyme enzyme increased 11% to $328.7 million for the year ended December 31, 2002 as compared to $297.5 million in the same period a year ago. The increase in international sales of Cerezyme enzyme for the year ended December 31, 2002 as compared to the same period a year ago is primarily due to:

  •
  a 6% increase in international unit sales of Cerezyme enzyme; and

  •
  an approximate 5% increase in the average exchange rate of the Euro, which positively impacted sales of Cerezyme enzyme by $10.6 million.

        International sales of Renagel phosphate binder increased 116% to $43.5 million for the year ended December 31, 2002 as compared to $20.1 million for the same period a year ago. The increase in international sales of Renagel phosphate binder for the year ended December 31, 2002 as compared to the same periods a year ago is primarily due to:

  •
  the ongoing launch of Renagel phosphate binder tablets in Europe in 2002; and

GCS-27

  •
  the expansion of the Renagel phosphate binder sales force in Europe.

        International sales of Fabrazyme enzyme increased 351% to $26.1 million for the year ended December 31, 2002 as compared to $5.8 million for the same period a year ago. The increase in international sales of Fabrazyme enzyme for the year ended December 31, 2002 as compared to the same period a year ago is primarily due to:

  •
  the fact that 2002 was the first full year of sales of Fabrazyme enzyme;

  •
  the introduction of Fabrazyme enzyme into several new markets in Europe in 2002; and

  •
  our continued program to educate European physicians about Fabry disease and Fabrazyme enzyme.

        International product and service revenue as a percent of total product and service revenue increased in the year ended December 31, 2002 as compared to December 31, 2001 due to the overall increase in international product and service sales, an approximate $13.9 million positive impact on sales resulting from an approximate 5% increase in the average exchange rate of the Euro and a 28% or $43.4 million decrease in net Renagel phosphate binder sales in the U.S.

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

        We began recording revenues from Renagel phosphate binder during the second quarter of 2000 under an amended distribution arrangement with GelTex, which we acquired in December 2000. Prior to this amendment, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex. International sales of Renagel phosphate binder increased 66% to $20.1 million in the year ended December 31, 2001 as compared to $6.9 million in the year ended December 31, 2000. The increase is attributable to:

  •
  the ongoing launch of Renagel phosphate binder tablets in Europe;

  •
  the introduction of Renagel phosphate binder in Brazil; and

  •
  the expansion of the Renagel phosphate binder sales forces in Europe.

        International product and service revenue as a percent of total product and service revenue decreased in the years ended December 31, 2001 and December 31, 2000 due primarily to increased sales of Renagel phosphate binder in the United States.

Research and Development Revenue

        We derive research and development revenue primarily from:

  •
  research and development services performed by Genzyme under collaboration agreements allocated to Genzyme General;

  •
  research and development services Genzyme General performed on behalf of GTC; and

  •
  license fees and funded research related to Genzyme Molecular Oncology's programs.

GCS-28

        The following table sets forth our research and development revenues on a segment basis:

	2002	2001	2000	02/01 Increase/ (Decrease) Change	01/00 Increase (Decrease) % Change
	(Amounts in thousands, except percentage data)
Genzyme General:
Therapeutics	$3,181	$5,789	$315	(45)%	1,737%
Other	31	25	67	24%	(63)%
Eliminations/Adjustments	2,961	3,325	913	(11)%	264%

Total research and development revenue—Genzyme General	6,173	9,139	1,295	(32)%	606%
Genzyme Biosurgery—Other	285	5	23	5,600%	(78)%
Genzyme Molecular Oncology	8,904	5,862	5,623	52%	4%

Total research and development revenue	$15,362	$15,006	$6,941	2%	116%

        Research and development revenue allocated to Genzyme General is related primarily to research and development activities performed by its Therapeutics reporting segment under collaboration agreements. Eliminations/Adjustments includes research and development efforts we conducted on behalf of GTC and amounts related to Genzyme General's research and development activities that we do not specifically allocate to a particular segment of Genzyme General.

        Research and development revenue allocated to Genzyme Molecular Oncology is derived from the following sources:

  •
  technology access fees received from Purdue Pharma, L.P. and Kirin Brewery Company, Ltd., which are recognized over the course of associated research programs;

  •
  research performed by Genzyme Molecular Oncology on behalf of Purdue and Kirin; and

  •
  revenue associated with in vitro cancer diagnostic assets.

        The increase in research and development revenue allocated to Genzyme Molecular Oncology for the year ended December 31, 2002 is the result of the completion of a full year of work under the collaboration agreement with Kirin, which commenced in November 2001, and a planned increase in the amount of research performed on behalf of Purdue, offset in part by a reduction in revenues associated with the cancer diagnostic assets.

GCS-29

MARGINS

	2002	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Product margin:
Genzyme General	$770,930	$704,556	$527,133	9%	34%
% of total product revenue	64%	63%	65%
Genzyme Biosurgery	$119,053	$98,273	$52,381	21%	88%
% of total product revenue	10%	9%	6%
Total product margin	$889,983	$802,829	$579,514	11%	39%
% of total product revenue	74%	72%	71%
Service margin:
Genzyme General	$37,264	$30,889	$23,282	21%	33%
% of total service revenue	33%	31%	28%
Genzyme Biosurgery	$10,473	$10,881	$11,023	(4)%	(1)%
% of total service revenue	9%	11%	13%
Genzyme Molecular Oncology	$181	$427	—	(58)%	N/A
% of total service revenue	0%	0%	—
Total service margin	$47,918	$42,197	$34,305	14%	23%
% of total service revenue	42%	43%	41%
Total product and service gross margin	$937,901	$845,026	$613,819	11%	38%
% of total product and service revenue	71%	70%	68%

2002 As Compared to 2001

Product Margin

Genzyme General

        Genzyme General provides a broad range of healthcare products and services. As a result, Genzyme General's gross margin varies significantly based on the category of product or service. Sales of therapeutic products, including Cerezyme enzyme, typically result in higher margins than sales of diagnostic products.

        The 9% increase in Genzyme General's overall product margin for the year ended December 31, 2002 as compared to the year ended December 31, 2001 was primarily attributable to a 10% increase in product revenue offset in part by a 10% increase in the cost of products sold. The improved product margin was primarily attributable to an increase in sales of higher margin Therapeutics products such as Cerezyme enzyme, Thyrogen hormone and Fabrazyme enzyme. Driven by the increase in sales in Therapeutics products, product margin for the Therapeutics reporting segment increased 15% for the year ended December 31, 2002 as compared to the year ended December 31, 2001.

        Product margin for the Renal reporting segment was flat for the year ended December 31, 2002 as compared to the year ended December 31, 2001. This was primarily due to the fact that the year over year decline in sales of Renagel phosphate binder was offset by a corresponding decline in production costs. The decline in sales of Renagel phosphate binder was impacted by several factors including a reduction in wholesaler inventory levels of approximately $30 million based on our management's estimate of end-user demand. The decline in production costs for Renagel phosphate binder was primarily due to lower raw material costs based on volume purchases. In addition, cost of products sold for Renagel phosphate binder for the year ended December 31, 2001 includes $8.2 million of charges

GCS-30

incurred in the first half of 2001 relating to the increased basis of the inventory obtained in connection with our acquisition of GelTex, for which there are no comparable amounts in the year ended December 31, 2002.

        Product margin for Diagnostic Products decreased 5% for the year ended December 31, 2002 as compared to the year ended December 31, 2001 resulting from the increase in the cost of Diagnostic Products sold for the year ended December 31, 2002 as compared to the year ended December 31, 2001. The increase in cost of Diagnostic Products sold was partially attributable to a charge of $2.8 million recorded in 2002 for the planned closure of a Diagnostic Products manufacturing facility in San Carlos, California.

        We expect that in the future Genzyme General's product margin as a percentage of product revenue will trend slightly lower, primarily due to lower margins normally attributable to Renagel phosphate binder and a product mix shift as sales of Diagnostic Products continue to increase.

Genzyme Biosurgery

        Genzyme Biosurgery sells or provides a broad range of healthcare products and services. As a result, Genzyme Biosurgery's gross margins may vary significantly depending on the market conditions of each product or service.

        The 21% increase in product margin and the increase in product margin as a percentage of product revenue for 2002 as compared to 2001 was primarily attributable to an increase in product revenue of $3.5 million and a decrease in cost of products sold of $17.3 million. Costs of products sold in 2001 includes $11.3 million of costs related to our December 18, 2000 acquisition of Biomatrix, for which there are no comparable amounts in 2002. As part of the Biomatrix acquisition, we adjusted the acquired inventory to fair value, resulting in an increase of $11.3 million. In June 2001, we acquired the remaining 78% of the outstanding shares of Focal common stock not previously acquired. As part of the Focal acquisition, we adjusted the acquired inventory to fair value and amortized the adjustment to cost of products sold as the acquired inventory was sold, of which $2.4 million was amortized in 2002 and $1.4 million was amortized in 2001. Excluding the adjustments described above, product margin increased 9% in 2002 to $121.4 million as compared to 2001 as a result of an increase in sales of Synvisc viscosupplementation product, a higher margin product, and to a general reduction in unit costs for Seprafilm bioresorbable membrane in 2002.

Service Margin

Genzyme General

        Service margin for the year ended December 31, 2002 as compared to the year ended December 31, 2001 continued to increase, primarily as a result of increased sales of our molecular genetics (DNA) and cancer testing services. Service margin as a percentage of service revenue for the year ended December 31, 2002 as compared to for the year ended December 31, 2001, remained flat. This was attributable to a 21% increase in service revenue, driven primarily by increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu serving the oncology market, offset by a 21% increase in the cost of services sold for the same period.

Genzyme Biosurgery

        Service margin for services allocated to Genzyme Biosurgery decreased 4% for the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to a 13% decrease in sales of Epicel skin grafts to $4.5 million and to a 12% increase in cost of services sold to $14.3 million.

GCS-31

2001 As Compared to 2000

Product Margin

        Product margin for the year ended December 31, 2001 as compared to the year ended December 31, 2000 increased primarily as a result of increased sales of Renagel phosphate binder, Cerezyme enzyme, Synvisc viscosupplementation product and point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our acquisition of Wyntek. The increase for the year ended December 31, 2001 was partially offset by charges to cost of products sold of $8.2 million relating to the increased basis of the inventory obtained in connection with our acquisition of GelTex.

        The increase in product margin as a percentage of product revenue for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was attributable to a 37% increase in product revenue, driven primarily by increased sales of Cerezyme enzyme, Renagel phosphate binder and sales of point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our acquisition of Wyntek, partially offset by a 32% increase in the cost of products sold for the same period.

Service Margin

        Service margin for the year ended December 31, 2001 as compared to the year ended December 31, 2000 continued to increase, both in absolute numbers and as a percentage of total service revenue, primarily as a result of increased sales of our molecular genetics (DNA) and cancer testing services. The increase in service margin as a percentage of service revenue for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was attributable to a 16% increase in service revenue, driven primarily by increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu serving the oncology market, partially offset by a 12% increase in the cost of services sold for the same period.

OPERATING EXPENSES

2002 As Compared to 2001

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased 3% to $438.0 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 despite the inclusion of $43.1 million of additional charges for the year ending December 31, 2001 for which there are no comparable amounts in the year ended December 31, 2002. Selling, general and administrative expenses for the year ended December 31, 2001 includes:

  •
  charges of $27.0 million resulting from Pharming Group's August 2001 decision to file for and operate under a court supervised receivership;

  •
  $9.1 million of costs attributable to the sale of our former Snowden-Pencer line of surgical instruments and to efforts within Genzyme Biosurgery to streamline and consolidate selling activities in 2002; and

  •
  $5.5 million of costs associated with the consolidation of Genzyme Biosurgery's European operations.

        In addition to the $43.1 million of charges discussed above that were recorded in the year ended December 31, 2001, selling, general and administrative expenses also increased by $56.5 million or 15%

GCS-32

for the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to:

  •
  a $41.8 million increase in selling and marketing costs for Renagel phosphate binder;

  •
  a $19.2 million increase in selling, general and administrative costs for Therapeutics products, of which $11.7 million is attributable to an increase in expenditures related to our increased market penetration for Fabrazyme enzyme in Europe; $4.9 million is attributable to an increase in expenditures to support increased sales of Cerezyme enzyme; and $2.5 million is attributable to a charge recorded in September 2002 to write down accounts receivable for Cerezyme enzyme in Argentina;

  •
  a $4.9 million increase in selling and marketing costs for Diagnostic Products, of which $2.5 million is attributable to a full year of operations of Wyntek which we acquired in June 2001;

  •
  a $5.7 million charge attributable to an increase in legal costs related to ongoing regulatory matters and intellectual property disputes; and

  •
  a $2.6 million charge for severance costs related to Genzyme Biosurgery's cardiothoracic business for which there were no comparable amounts in the year ended December 31, 2001.

        The increases in selling, general and administrative expenses were offset in part by a net decrease of approximately $17.6 million attributable to administrative activities that we do not specifically allocate to a particular segment of Genzyme General. In addition, in December 2002, we determined that we have sufficient quantities on hand to fulfill our legal obligation to supply the remaining three patients in the clinical trial for human transgenic alpha-glucosidase with the transgenic product until they are transitioned to a CHO-cell product. As a result, we revised our estimated cost of this legal obligation and reversed $5.5 million of amounts in excess of requirements to selling, general and administrative expense for our Therapeutics reporting segment in December 2002.

        At December 31, 2002, $2.6 million remained in the reserve for our contractual obligation to provide transgenic product as follows (amounts in thousands):

Initial commitment to fund the operations of the transgenic program	$16,807
Payments in 2001	(2,683)

Balance at December 31, 2001	14,124
Payments in 2002	(6,031)
Revision of estimate	(5,497)

Balance at December 31, 2002	$2,596

Research and Development Expenses

        Research and development expenses increased 17% to $308.5 million for the year ended December 31, 2002 as compared to the same period a year ago. The increase was primarily due to an increase of $45.5 million in spending for Therapeutics products, of which:

  •
  $34.1 million is primarily attributable to an increase in spending related to our Pompe development programs, as described below, and includes the addition of spending related to our acquisition of Novazyme;

  •
  $10.6 million related to an increase in spending on Therapeutics research initiatives;

  •
  $1.9 million related to Genzyme General's program to further develop Fabrazyme enzyme for the treatment of Fabry disease; and

GCS-33

  •
  $1.9 million related to increased spending related to the further development of Cerezyme enzyme.

The increases to Therapeutics products research and development expenses, which also include additional spending on the continued development of the tolevamer toxin binder, oral iron chelator, oral mucositis and anti-obesity programs, were offset by a net decrease of $3.0 million on the combined research and development spending of all other Therapeutics products.

        Also contributing to the 17% increase in research and development expenses for the year ended December 31, 2002 as compared to the same period a year ago were:

  •
  a $4.6 million increase in the cost of post-marketing clinical development efforts for Renagel phosphate binder;

  •
  a $1.4 million increase in spending for Diagnostic Products, of which $0.9 million is attributable to our acquisition of Wyntek;

  •
  a $2.8 million increase in spending on the Genzyme Biosurgery's orthopaedics development programs, particularly other indications for Synvisc viscosupplementation product; and

  •
  a $2.1 million increase in expenses for the Biosurgical Specialties development programs, particularly Genzyme Biosurgery's work with Hylaform biomaterial product. The terms of the existing contract with Inamed Corporation, Genzyme Biosurgery's distributor of Hylaform biomaterial product were revised in 2002 to allow for increased participation by Inamed in research and development activities and to provide Genzyme Biosurgery with cost reimbursement upon the achievement of product development milestones. The upfront fee and milestone payments under this agreement will be recognized in accordance with our revenue recognition policy for such payments.

        The increases to research and development expenses were offset by a net decrease of $9.4 million attributable to research and development activities that we do not specifically allocate to a particular segment of Genzyme General.

        Included in research and development expenses for the year ended December 31, 2002 are expenses associated with a comparison study of our enzyme programs for treatment of Pompe disease that we concluded during the first quarter of 2002. The enzyme programs included:

  •
  the transgenic enzyme developed by our joint venture with Pharming Group;

  •
  Myozyme™ enzyme;

  •
  the CHO enzyme licensed from Synpac (North Carolina), Inc. in 2000; and

  •
  an enzyme produced using technology we obtained in the Novazyme acquisition in 2001.

        The analysis of the data from that study indicated that our internally developed CHO-cell product offers the clearest and most efficient pathway to commercialization based on both clinical and manufacturing considerations. As a result of this analysis we:

  •
  have cancelled our manufacturing contract for the clinical development of the CHO therapy licensed from Synpac while recording a charge of $8.8 million to research and development in the first quarter of 2002 to reflect bulk product purchases and contract cancellation charges;

  •
  will continue to supply the CHO therapy licensed from Synpac to patients participating in the extensions of clinical trials until they can be transitioned to the internally developed Myozyme enzyme; and

  •
  will proceed with the pre-clinical development of an enzyme produced using technology we obtained through the acquisition of Novazyme as a potential next-generation therapy for Pompe

GCS-34

    disease and utilize Novazyme's engineering technologies to develop improved second-generation versions of our marketed products and optimal products for the treatment of other LSDs.

        Research and development expenses for the year ended December 31, 2002 include a charge of $2.0 million we recorded in the first quarter of 2002 representing the restructuring of Genzyme General's facilities in New Jersey and Oklahoma that were acquired in connection with our acquisition of Novazyme.

2001 As Compared to 2000

Selling, General and Administrative Expenses

        The increase in selling, general and administrative expenses for the year ended December 31, 2001, as compared to the year ended December 31, 2000, is primarily related to:

  •
  increased staffing to support the growth in several of our product lines;

  •
  increased expenditures to support the increased sales of Cerezyme enzyme, drive the growth in sales of Renagel phosphate binder and Thyrogen hormone, and support the launch of Fabrazyme enzyme in Europe;

  •
  expenses associated with the consolidation of Genzyme Biosurgery's European operations;

  •
  increased patent litigation costs; and

  •
  the addition of expenses from GelTex, Biomatrix, Wyntek, Focal and Novazyme.

        Selling, general and administrative expenses for the year ended December 31, 2001 included $27.0 million of charges resulting from Pharming Group's receivership. Included was a write-off of the $10.2 million in principal and accrued interest due to us under the 7% senior convertible note issued to us by Pharming Group and a charge of $16.8 million representing our commitment to fund all of the operations of the joint venture, which in turn was legally obligated to supply transgenic human alpha-glucosidase enzyme until the nine patients currently enrolled in the clinical trial for this product can be transitioned to a CHO-cell product. As a result of Pharming Group's failure to make payments to fund our joint venture for the development of a CHO-cell product for Pompe disease under a strategic alliance agreement, we terminated this agreement in August 2001 and have assumed full operational and financial responsibility for the development of the CHO-cell product. Pharming/Genzyme LLC, the vehicle for our joint venture with Pharming Group covering a transgenic product for Pompe disease, continues to exist, however, we do not intend to commercialize this product.

Research and Development Expenses

        The increase in research and development expenses for the year ended December 31, 2001, as compared to the year ended December 31, 2000, is primarily attributable to:

  •
  the cost of post-marketing clinical development efforts for Renagel phosphate binder, which was included in equity in net loss of unconsolidated affiliates before we acquired GelTex;

  •
  the addition of spending on the tolevamer toxin binder, DENSPM, iron chelation, oral mucositis, anti-obesity, and GT102-279 programs arising as a result of our acquisition of GelTex;

  •
  increased spending on our program to develop Fabrazyme enzyme for the treatment of Fabry disease;

  •
  the addition of spending on the research and development of Synvisc viscosupplementation product as a result of our acquisition of Biomatrix;

  •
  the addition of spending on FocalSeal-L surgical sealant through our acquisition of Focal;

GCS-35

  •
  increased spending on our orthopaedic and biosurgical specialties development programs; and

  •
  increased spending on other internal programs.

        Research and development expenses for the year ended December 31, 2001, reflect a charge of $4.7 million, representing the net amount owed by Pharming Group to the CHO-cell product joint venture we previously formed with Pharming Group that we determined in 2001 was uncollectible.

        In connection with our acquisition of GelTex in December 2000, we converted options to purchase shares of GelTex common stock into options to purchase shares of Genzyme General Stock. In accordance with Financial Accounting Standards Board, commonly referred to as the FASB, Interpretation No., or FIN 44 "Accounting for Certain Transactions involving Stock Compensation—an interpretation of Accounting Principles Board, or APB, Opinion No. 25", at the date of acquisition we allocated the intrinsic value for the unvested portion of these options of $10.2 million to deferred compensation, a component of stockholders' equity. This amount was amortized to operating expense over the vesting period of one year from the date of acquisition. We allocated the expense to the appropriate expense categories of our statements of operations based on the functional responsibility of each employee or option holder. For the year ended December 31, 2001, we recorded $9.7 million of compensation expense related to these options, of which $7.9 million was charged to research and development expense and $1.8 million was charged to selling, general and administrative expense. For the year ended December 31, 2000, we recorded $0.5 million of compensation expense related to these options, of which $0.4 million was charged to research and development expense and $0.1 million was charged to selling, general and administrative expense. The deferred compensation was fully amortized by December 31, 2001.

        In connection with our acquisition of Novazyme in September 2001, we converted options, warrants and rights to purchase shares of Novazyme common stock into options, warrants and rights to purchase shares of Genzyme General Stock. In accordance with FIN 44, at the date of acquisition we allocated the $2.6 million intrinsic value of the portion of the unvested options related to the future service period to deferred compensation. We are amortizing this amount to operating expense over the remaining vesting period of 22 months from the date of acquisition. We are allocating the expense to the appropriate expense categories of our consolidated statements of operations based on the functional responsibility of each option holder. For the year ended December 31, 2001, we recorded $0.4 million of compensation expense related to these options, of which $0.2 million was charged to selling, general and administrative expenses and $0.2 million was charged to research and development expense.

Amortization of Intangibles

        Amortization of intangibles expense decreased 42% to $70.3 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to our adoption of SFAS No. 142 in January 2002. SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. In accordance with the provisions of SFAS No. 142, we ceased amortizing goodwill as of January 1, 2002. The following tables present the impact SFAS No. 142 would have had on our amortization of intangibles expense had the standard been in effect for the years ended December 31, 2001 and 2000 (amounts in thousands):

	Year Ended December 31, 2001			Year Ended December 31, 2000
	As Reported	Goodwill Amortization Adjustment	As Adjusted	As Reported	Goodwill Amortization Adjustment	As Adjusted
Amortization of intangibles	$121,124	$(52,541)	$68,583	$22,974	$(12,259)	$10,715

GCS-36

        The increase in amortization of intangibles for the year ended December 31, 2001, is primarily attributable to intangible assets acquired in connection with our acquisitions of:

  •
  GelTex and Biomatrix in December 2000;

  •
  the GDP Class A limited partnership interests in January 2001;

  •
  Focal and Wyntek in June 2001;

  •
  the GDP Class B limited partnership interests in August 2001; and

  •
  Novazyme in September 2001.

Purchase of In-Process Research and Development

Myosix

        In July 2002, we entered into a collaboration with Myosix, a privately-held French biotechnology company, for the development and commercialization of a certain autologous cell culture technology, which we refer to as the Myosix Technology. We acquired 49% of the common stock of Myosix in exchange for 625,977 shares of Biosurgery Stock. The entire initial acquisition cost of $1.9 million, of which $1.6 million represents the fair market value of the shares of Biosurgery Stock exchanged and $0.3 million represents acquisition costs, was allocated to IPR&D and charged to expense in our consolidated statement of operations and the combined statements of operations of Genzyme Biosurgery for the year ended December 31, 2002. We allocated this charge and our ownership interest in Myosix to Genzyme Biosurgery.

        The sublicense that we obtained from Myosix grants us use of the Myosix Technology for the treatment of congestive heart failure. Phase 2 clinical trials commenced in the fourth quarter of 2002, and FDA approval is projected for 2009. As of December 31, 2002, the Myosix Technology has not achieved technological feasibility for any application and will require significant future development before an application can be completed.

        Pursuant to the terms of our various collaboration agreements with Myosix, we have sole responsibility for the cost, management, control and conduct of product development and commercialization, though we have entered into an agreement with Assistance Publique Hospitaux de Paris (Public Welfare Hospital of Paris), which we refer to as AP-HP, that obligates AP-HP to bear a portion of the costs associated with Phase 2 clinical trials. Myosix will act as a sub-contractor to us for these activities. We currently have the right to designate all of the members of Myosix's Board of Directors and, so long as we own at least 34% of Myosix, its Chief Executive Officer. We can acquire the remaining shares of Myosix common stock upon achievement of certain milestones during the development and commercialization of products based on the Myosix Technology. Effective July 29, 2002, because of our ownership interest in and level of control of Myosix, we consolidate the results of Myosix.

Novazyme

        In September 2001, in connection with our acquisition of Novazyme, we acquired a technology platform that we believe can be leveraged in the development of treatments for various LSDs. As of the acquisition date, the technology platform had not achieved technological feasibility and would require significant further development to complete. Accordingly, we allocated to IPR&D and charged to expense $86.8 million, representing the portion of the purchase price attributable to the technology platform. We recorded this amount as a charge to expense in our consolidated statement of operations

GCS-37

and the combined statements of operations of Genzyme General for the year ended December 31, 2001.

        Our management assumes responsibility for determining the IPR&D valuation. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the probability-adjusted net cash flows expected to result once the technology has reached technological feasibility and is utilized in the treatment of certain LSDs. A discount rate of 16% was applied to estimate the present value of these cash flows and is consistent with the overall risks of the platform technology. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology and adjusted the future cash flows to reflect the contribution of value from these assets.

        The platform technology is specific to LSDs and there is currently no alternative use for the technology in the event that it fails as a platform for enzyme replacement therapy for the treatment of LSDs. As of December 31, 2002, we estimate that it will take approximately six to eight years and an investment of approximately $100 million to $125 million to complete the development of, obtain approval for and commercialize the first product based on this technology platform.

Wyntek

        In June 2001, in connection with our acquisition of Wyntek, we allocated approximately $8.8 million of the purchase price to IPR&D. We recorded this amount as a charge to expense in our consolidated statements of operations and the combined statements of operations of Genzyme General for the year ended December 31, 2001. We estimated the fair value assigned to purchased IPR&D by discounting, to present value, the cash flows expected to result from the project once it has reached technological feasibility. We applied a discount rate of 25% to estimate the present value of these cash flows, which is consistent with the risks of the project. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased IPR&D was the amount attributable to the efforts of Wyntek up to the time of acquisition. In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered for the program under development. There are no alternative uses for the in-process program in the event that the program fails in clinical trials or is otherwise not feasible.

        Wyntek currently is developing a cardiovascular product to rapidly measure the quantitative levels of cardiac marker proteins. These are the leading markers for the diagnosis of acute myocardial infarction. The product consists of a mobile, stand-alone, quantitative diagnostic device and a reaction strip that detects disease specific marker proteins. The intended use of the device is to read reaction strips at the patient's bedside or in an emergency room setting. In September 2002, we filed a 510(k) submission with the FDA for Wyntek's cardiovascular product. We expect to commercialize this product in early 2004.

GelTex

        In December 2000, in connection with the acquisition of GelTex, we allocated approximately $118.0 million of the purchase price to IPR&D, which Genzyme General recorded as a charge to expense in our consolidated statements of operations and the combined statements of operations of Genzyme General for the year ended December 31, 2000. As of December 31, 2002, the technological feasibility of the projects had not yet been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

GCS-38

        Below is a brief description of the GelTex IPR&D projects, including an estimation of when our management believes Genzyme General may realize revenues from the sales of these products for their respective indications:

Program	Program Description or Indication	Development Status at December 31, 2002	Value at Acquisition Date	Estimated Cost to Complete at December 31, 2002	Year of Expected Product Launch
			(in millions)
Renagel phosphate binder	Next stage non-absorbed polymer phosphate binder for the treatment of hyperphospatemia	• Clinical studies scheduled for completion in 2004 and 2005	$19.7	$10.9	2005
Tolevamer toxin binder	C difficile associated diarrhea	• Phase 2 trials expected to be completed in 2003	37.4	50.0	2007
GT56-252 Oral Iron Chelator	Iron overload disease	• Phase 1 trial ongoing	15.7	35.0	2007
GT316-235 Fat absorption inhibitor	Anti-obesity	• Expected to file an IND in 2004	17.8	60.0	2010
Polymer	Oral mucositis	• Expected to file an IND in 2004	17.8	38.0	2008
DENSPM	Psoriasis	• Program cancelled during 2001; no further development planned	3.4	N/A	N/A
GT102-279	Second generation lipid-lowering compound	• Program cancelled during 2001; no further development planned	6.2	N/A	N/A

		Total:	$118.0	$193.9

Biomatrix

        In connection with our acquisition of Biomatrix, we allocated approximately $82.1 million to IPR&D, which Genzyme Biosurgery recorded as a charge to expense in its combined statements of operations for the year ended December 31, 2000. As of December 31, 2002, the technological feasibility of the Biomatrix IPR&D projects had not yet been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

GCS-39

        Below is a brief description of the Biomatrix IPR&D projects, including an estimation of when our management believes we may realize revenues from the sales of these products in the respective application:

Program	Program Description or Indication	Development Status at December 31, 2002	Value at Acquisition Date	Estimated Cost to Complete at December 31, 2002	Year of Expected Product Launch
			(in millions)
Viscosupplementation	Use of elastoviscous solutions and viscoelastic gels in disease conditions to supplement tissues and body fluids, alleviating pain and restoring normal function.	• Preclinical for hip indications in U.S. • Preclinical for knee indications • Preclinical for other joints • Product launched for hip indications in Europe in September 2002	$33.8	$24.9	2002 to 2008
Visco-augmentation and Visco-separation (Adhesion prevention)	Use of viscoelastic gels to provide scaffolding for tissue regeneration and to separate tissues and decrease formation of adhesions and excessive scars after surgery.	• Preclinical—gynecological and pelvic indications • Clinical trials—pivotal safety and efficacy study ongoing in U.S. for Hylaform biomaterials • Phase 2—spine indications; program cancelled during 2002; no further development planned	48.3 N/A	4.7	2003 to 2006 N/A

		Total:	$82.1	$29.6

        Except for our viscosupplementation product for the hip launched in Europe in 2002, substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technological feasibility. In addition, once research is completed, each product will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue. We cannot give assurances that these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially affected.

Charge for Impaired Assets

        During 2001, we began constructing a recombinant protein manufacturing facility adjacent to our existing facilities in Framingham, Massachusetts, which we allocated to Genzyme General. During the quarter ended December 31, 2001, we suspended development of this site in favor of developing the manufacturing site we acquired from Pharming N.V. in Geel, Belgium and allocated to Genzyme General. Throughout 2002, we considered various alternative plans for use of the Framingham manufacturing facility, including contract manufacturing arrangements, and whether the $16.8 million of capitalized engineering and design costs for this facility would be applicable to the future development at this site. In December 2002, due to a change in our plans for future manufacturing capacity requirements, we determined that we would not proceed with construction of the Framingham facility for the foreseeable future. As a result, we recorded a charge in the fourth quarter of 2002 to write off $14.0 million of capitalized engineering and design costs that were specific to the Framingham facility.

GCS-40

We allocated this charge to Genzyme General. The remaining $2.8 million of capitalized engineering and design costs were used in the construction of the Belgium manufacturing facility and, accordingly, have been reallocated as a capitalized cost of that facility.

        In 1997, we temporarily suspended bulk production of HA at our bulk HA manufacturing facility in Haverhill, England because we determined that we had sufficient quantities of HA on hand to meet the demand for our Sepra products for the near term. In the first quarter of 2002, we began a capital expansion program to build HA manufacturing capacity at one of our existing manufacturing facilities in Framingham, Massachusetts. During the third quarter of 2002, we determined that we had sufficient inventory levels to meet demand until the Framingham facility is completed and validated, which is estimated to be within one year. In connection with this assessment we concluded that we no longer require the manufacturing capacity at the HA plant in England and we recorded an impairment charge of approximately $9.0 million to write off the assets at the England facility. This charge resulted in an increase of $9.0 million in the long-term portion of the amount due from Genzyme Biosurgery to Genzyme General at December 31, 2002.

        In 2000, we recorded a $4.3 million charge for abandoned equipment at our Springfield Mills manufacturing facility located in England. The write-off of equipment was related to the Sepra product line and did not have other alternative uses. We allocated this charge to Genzyme Biosurgery.

OTHER INCOME AND EXPENSES

	2002	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Equity in net loss of unconsolidated affiliates	$(16,858)	$(35,681)	$(44,965)	(53)%	(21)%
Gain on affiliate sale of stock	—	212	22,689	(100)%	(99)%
Gain (loss) on investments in equity securities	(14,497)	(25,996)	15,873	(44)%	(264)%
Minority interest in net loss of subsidiary	—	2,259	4,625	(100)%	(51)%
Loss on sale of product line	—	(24,999)	—	(100)%	N/A
Other	40	(2,205)	5,188	(102)%	(143)%
Investment income	51,038	50,504	45,593	1%	11%
Interest expense	(27,152)	(37,133)	(15,710)	(27)%	136%

Total other income (expense), net	$(7,429)	$(73,039)	$33,293	(90)%	(319)%

GCS-41

2002 As Compared to 2001

Equity in Net Loss of Unconsolidated Affiliates

        We record the results of the following joint ventures, all of which are allocated to Genzyme General, in equity in net loss of unconsolidated affiliates:

Joint Venture	Partner	Effective Date	Product/Indication
RenaGel LLC(1)	GelTex	June 1997	Renagel phosphate binder for the reduction of serum phosphorus in patients with end-stage renal disease
BioMarin/ Genzyme LLC	BioMarin Pharmaceutical Inc.	September 1998	Aldurazyme enzyme for the treatment of mucopolysaccharidosis-1
Pharming/ Genzyme LLC(2)	Pharming Group, N.V.	October 1998	Human alpha-glucosidase for the treatment of Pompe disease (transgenic product)
Genzyme/ Pharming Alliance LLC(2)	Pharming Group, N.V.	June 2000	Human alpha-glucosidase for the treatment of Pompe disease (produced using CHO cells)
Diacrin/ Genzyme LLC(3)	Diacrin, Inc.	October 1996	Products using porcine fetal cells for the treatment of Parkinson's and Huntington's diseases

(1)
We acquired GelTex and the remaining 50% interest in RenaGel LLC in December 2000. RenaGel LLC was merged into GelTex effective October 1, 2001.

(2)
In August 2001, Pharming Group and certain of its affiliates filed for court-supervised receivership. We thereafter committed to fund all of the operations of Pharming/Genzyme LLC, which in turn was legally obligated to supply transgenic human alpha-glucosidase to the patients who were enrolled in the clinical trial of the product until they could be transitioned to a CHO-cell derived product. We also acquired the manufacturing facility in Geel, Belgium that was operated by Pharming Group's subsidiary Pharming N.V. as part of our effort to ensure the continued supply of the transgenic product to these patients. Also in August 2001, we terminated our strategic alliance agreement with Pharming Group and certain of its affiliates for the development of a CHO-cell derived product for Pompe disease due to Pharming Group's failure to make funding payments, and thereby assumed full operational and financial responsibility for the development of the CHO-cell derived product and Genzyme/Pharming Alliance LLC, which became our wholly-owned subsidiary. In August 2002, we finalized settlement arrangements with Pharming Group and certain of its affiliates related to the Pompe programs. As part of the settlement arrangements, Pharming Group and certain of its affiliates assigned or exclusively licensed to us their intellectual property related to Pompe disease and transferred their interest in Pharming/Genzyme LLC to us. Pharming/Genzyme LLC is now our wholly-owned subsidiary. Pharming Group and certain of its affiliates came out of receivership later in 2002, but are no longer involved in the Pompe program.

(3)
The joint venture is no longer actively developing these products.

GCS-42

        The following table presents our equity in net loss of unconsolidated affiliates by entity and the total losses of our unconsolidated affiliates for the periods presented:

	Our Portion of the Net Losses from Our Unconsolidated Affiliates		Total Losses of Our Unconsolidated Affiliates
Joint Venture/ Unconsolidated Affiliate
	2002	2001	2002	2001
	(Amounts in millions)		(Amounts in millions)
BioMarin/Genzyme LLC	$(14.5)	$(18.5)	$(29.6)	$(36.9)
Diacrin/Genzyme LLC	(0.5)	(2.3)	(0.7)	(3.1)
GTC	(1.9)	(4.3)	(24.3)	(16.6)
Pharming/Genzyme LLC	—	(2.9)	—	(5.8)
Genzyme/Pharming Alliance LLC	—	(6.5)	—	(13.0)
Focal, Inc.	—	(1.3)	—	(6.0)
Other	—	0.1	—	0.3

Totals	$(16.9)	$(35.7)	$(54.6)	$(81.1)

        We record in equity in net loss of unconsolidated affiliates our portion of the results of our joint ventures with BioMarin Pharmaceutical Inc., Pharming Group and Diacrin, Inc. and, through May 31, 2002, our portion of the losses of GTC.

        Our equity in net loss of unconsolidated affiliates decreased 53% to $16.9 million for the year ended December 31, 2002, as compared to the year ended December 31, 2001, primarily as the result of the August 2001 termination of our strategic alliance with Pharming for the development of a CHO-cell derived product for the treatment of Pompe disease. As a result of the termination of the strategic alliance, we recorded 100% of the losses of Genzyme/Pharming Alliance LLC from August 23, 2001 through December 31, 2001. In addition, in August 2001, we became responsible for funding all of the operations of Pharming/Genzyme LLC, which in turn was legally obligated to supply transgenically-derived alpha-glucosidase until the patients currently enrolled in the clinical trial of the product can be transitioned to a CHO-cell product. Our share of losses for both of our joint ventures with Pharming was $9.4 million for the year ended December 31, 2001, for which there are no comparable amounts in the year ended December 31, 2002.

        The decrease in equity in net loss of unconsolidated affiliates for the year ended December 31, 2002 as compared to the year ended December 31, 2001 was also attributable to:

  •
  a $4.0 million decrease in net losses from our joint venture with BioMarin, our partner for the development of Aldurazyme enzyme, as a result of the completion of clinical trials during 2001 and early 2002 and the joint venture devoting substantial efforts to the manufacturing of inventory during 2002. This decrease was offset by $7.2 million of charges recorded by the joint venture during the quarter ended December 31, 2002 to write off certain production runs during the scale up of Aldurazyme enzyme manufacturing, of which our 50% portion of these costs $(3.6 million) are reflected in equity in net loss of unconsolidated affiliates;

  •
  a $1.8 million decrease in net losses from our joint venture with Diacrin; and

  •
  a $2.4 million decrease in net losses in our equity position in GTC.

        On April 4, 2002, GTC purchased approximately 2.8 million shares of GTC common stock that were held by us and allocated to Genzyme General for an aggregate consideration of approximately $9.6 million. We received approximately $4.8 million in cash and a promissory note for the remaining amount of approximately $4.8 million, which we have recorded as a note receivable-related party in our consolidated financial statements and the combined financial statements of Genzyme General for the year ended December 31, 2002. The shares of GTC common stock were valued at $3.385 per share in

GCS-43

this transaction, using the simple average of the high and low transaction prices quoted on the Nasdaq National Market on April 1, 2002. We have committed to a 24-month lock-up provision on the remaining 4.9 million shares of GTC common stock held by us and allocated to Genzyme General, which is approximately 18% of the shares of GTC common stock outstanding as of December 31, 2002. We accounted for our investment in GTC under the equity method of accounting until May 31, 2002, at which point we ceased to have significant influence over GTC. We began accounting for our investment in GTC under the cost method of accounting in June 2002.

        Because of the 24-month lock-up provision, the remaining 4.9 million shares of GTC common stock held by us do not qualify as marketable securities under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". As a result, we carry the investment on our consolidated balance sheet and the combined balance sheet of Genzyme General at cost, subject to review for impairment. See "Gain (Loss) on Investments in Equity Securities" below.

        In January 2001, Focal exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. We allocated our investment in Focal to Genzyme Biosurgery. Genzyme Biosurgery recorded in equity in net loss of unconsolidated affiliate its portion of the results of Focal. On June 30, 2001, we acquired the remaining 78% of the outstanding shares in an exchange of shares of Biosurgery Stock for shares of Focal common stock. Genzyme Biosurgery's equity in net loss of unconsolidated affiliate decreased in 2002 when compared to 2001 because Genzyme Biosurgery began accounting for Focal as a wholly-owned subsidiary when the remaining outstanding shares were purchased.

Gain (Loss) on Investments in Equity Securities

        We review the carrying value of each of our investments in equity securities on a quarterly basis for impairment. Because we have assessed the decline in the market price of each of our investments in equity securities to be other than temporary, we recorded impairment charges for the years ended December 31, 2002 and 2001.

        In December 2002, we recorded and allocated to Genzyme General the following impairment charges because we considered the decline in value of these investments to be other than temporary:

  •
  $9.2 million in connection with our investment in the common stock of GTC;

  •
  $3.4 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group;

  •
  $2.0 million in connection with our investment in the common stock of Dyax; and

  •
  $0.8 million in connection with our investment in the common stock of Targeted Genetics.

Given the significance and duration of the declines as of the end of 2002, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our historical cost was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments. At December 31, 2002, our stockholders' equity includes unrealized losses of approximately $10.0 million, related to the other strategic investments in equity securities allocated to Genzyme General. We believe that these losses are temporary.

        Partially offsetting these impairment charges, we recorded and allocated to Genzyme General net realized gains of $0.9 million on the sale of investments in equity securities for the year ended December 31, 2002.

GCS-44

        In 2001, we recorded the following impairment charges related to investments in equity securities because we considered the decline in value of these investments to be other than temporary:

  •
  in the quarter ended September 2001, we recorded and allocated to Genzyme General charges of $11.8 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group and $4.5 million in connection with our investment in the common stock of Targeted Genetics.

  •
  in the quarter ended September 2001, we recorded and allocated to Genzyme General a charge of $8.5 million, representing an at-cost write-off of our investment in Pharming common stock. In August 2001, Pharming Group filed for receivership in order to seek protection from its creditors; and

  •
  in the quarter ended June 30, 2001, we recorded and allocated to Genzyme General a charge of $1.2 million to reflect the fair market value of our investment in Aronex at June 30, 2001. In April 2001, Antigenics announced that it had entered into a definitive merger agreement with Aronex. The merger was completed in July 2001. Under the terms of the merger agreement, we received 0.0594 of a share of Antigenics common stock for each share of Aronex common stock that we held.

Minority Interest in Net Loss of Subsidiary

        As a result of our combined direct (until July 2001) and indirect interest in ATIII LLC, our joint venture with GTC, we had consolidated the results of the joint venture and recorded GTC's portion of the losses of that joint venture as minority interest. ATIII LLC was a joint venture we formed with GTC for the development and commercialization of recombinant human antithrombin III or ATIII. In July 2001, we transferred our 50% ownership interest in ATIII LLC to GTC and stopped recording minority interest.

Investment Income

        Our investment income increased 1% to $51.0 million for the year ended December 31, 2002, as compared to the year ended December 31, 2001, primarily due to higher average cash balances, partially offset by a decrease in interest rates. The higher cash balances resulted primarily from our May 2001 private placement of $575.0 million in principal of 3% convertible subordinated debentures due May 2021. Net proceeds from the offering were approximately $562.1 million. We allocated the principal balance of the debentures and the net proceeds from the offering to Genzyme General. We expect our current level of investment return and investment income to decline in 2003 due primarily to lower interest rates.

Interest Expense

        Interest expense decreased 27% to $27.2 million for the year ended December 31, 2002, as compared to the year ended December 31, 2001, primarily due to:

  •
  the decrease in the interest rates used to calculate the commitment fees on our unused portion of our revolving credit facility;

  •
  the June 2001 redemption of our $250.0 million in principal 5 1/4% convertible subordinated notes that were originally due in 2005 for which there is no comparable interest expense in 2002; and

  •
  the May 2001 repayment of the $150.0 million we had drawn under our revolving credit facility, for which there is no comparable interest expense in 2002.

This decrease was partially offset by the May 2001 private placement of $575.0 million in principal of 3% convertible subordinated debentures due May 2021 for which there is a full year of interest expense

GCS-45

in 2002. We expect that our 2003 interest expense associated with our outstanding 3% convertible subordinated debentures, revolving credit facility, and other debt and notes payable will be at amounts comparable to 2002.

2001 As Compared to 2000

Equity in Net Loss of Unconsolidated Affiliates

        The following table presents our equity in net loss of unconsolidated affiliate by entity and the total losses of our unconsolidated affiliates for the periods presented:

	Our Portion of the Net Losses from Our Unconsolidated Affiliates		Total Losses of Our Unconsolidated Affiliates
Joint Venture/ Unconsolidated Affiliate
	2001	2000	2001	2000
	(Amounts in millions)		(Amounts in millions)
BioMarin/Genzyme LLC	$(18.5)	$(12.6)	$(36.9)	$(25.3)
Diacrin/Genzyme LLC	(2.3)	(6.2)	(3.1)	(8.2)
GTC	(4.3)	(2.1)	(16.6)	(13.1)
RenaGel LLC	—	(15.9)	—	(10.7)
Pharming/Genzyme LLC	(2.9)	(6.6)	(5.8)	(13.3)
Genzyme/Pharming Alliance LLC	(6.5)	(1.5)	(13.0)	(2.9)
Focal, Inc.	(1.3)	—	(6.0)	—
Other	0.1	(0.1)	0.3	(0.1)

Totals	$(35.7)	$(45.0)	$(81.1)	$(73.6)

        We record in equity in net loss of unconsolidated affiliates our portion of the results of its joint ventures with BioMarin, Pharming Group and Diacrin, Focal and GTC.

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

  •
  increased losses from our joint venture with Pharming Group for the CHO-cell product for Pompe disease; and

  •
  increased losses in our equity position in GTC.

The increased losses were offset in part by decreased losses from our joint venture with Diacrin. Also included in the year ended December 31, 2001 are losses from Genzyme/Pharming Alliance LLC, which was our joint venture with Pharming Group for the development of a CHO-cell derived product for the treatment of Pompe disease. We terminated our strategic alliance agreement with Pharming covering

GCS-46

this joint venture in August 2001. As a result, we have recorded 100% of the losses of Genzyme/ Pharming Alliance LLC since August 23, 2001.

Gain on Affiliate Sale of Stock

        In accordance with our policy pertaining to affiliate sales of stock we recorded the following due to the issuance by GTC, an unconsolidated affiliate, of additional shares of GTC common stock:

  •
  a gain of $0.2 million in 2001; and

  •
  gains of $22.7 million, and a net deferred tax expense of $3.9 million (net of a $3.4 million credit for the reversal of a valuation allowance on a deferred tax asset) in 2000.

        Our ownership interest in GTC was approximately 26% as of December 31, 2001 and 2000.

Gain (Loss) on Investments in Equity Securities

        We recorded and allocated to Genzyme General the following impairment charges on investments in equity securities for the year ended December 31, 2001 because we considered the decline in the value of these investments to be other than temporary:

  •
  charges of $11.8 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group and $4.5 million in connection with our investment in the common stock of Targeted Genetics. Given the significance and duration of the declines as of the end of the year, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments.

  •
  a charge of $8.5 million, representing an at cost write-off of our investment in Pharming Group common stock. In August 2001, Pharming Group announced that it would file for receivership in order to seek protection from its creditors.

  •
  a charge of $1.2 million to reflect the fair market value of our investment in Aronex at June 30, 2001. In April 2001, Antigenics announced that it had entered into a definitive merger agreement with Aronex. The merger was completed in July 2001. Under the terms of the merger agreement, we received 0.0594 of a share of Antigenics common stock for each share of Aronex common stock that we held.

        We recorded and allocated to Genzyme General the following gains on investments in equity securities for the year ended December 31, 2000:

  •
  a gain of $5.5 million upon the sale of a portion of our investment in GTC common stock. The tax effect of this gain was fully offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. In the third and fourth quarters of 2000, we recorded and allocated to Genzyme General gains of $10.9 million and $1.3 million, respectively, upon additional sales of portions of our investment in Genzyme Transgenics common stock.

  •
  a gain of $7.6 million to reflect the fair market value of our investment in Celtrix Pharmaceuticals, Inc. Celtrix was acquired by Insmed Pharmaceuticals Inc. and our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock.

Minority Interest in Net Loss of Subsidiary

        In July 2001, we transferred our 50% ownership interest in ATIII LLC to GTC and stopped recording GTC's portion of the losses of that joint venture as minority interest. Minority interest

GCS-47

increased for the year ended December 31, 2001 due to a change in the funding agreement for the joint venture in March 2001, retroactive to January 1, 2001, which increased GTC's portion of the losses incurred by ATIII LLC to 50% until July 2001 and 100% thereafter as compared to 26% for the same period a year ago. In 2000, ATIII LLC had losses of $14.8 million, of which GTC portion was $4.6 million.

Loss on Sale of Product Line

        In November 2001, we sold our Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery for $15.9 million in net cash which was allocated to Genzyme Biosurgery. The purchaser acquired all of the assets directly associated with the Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. We recorded a loss of $25.0 million in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery in connection with this sale in 2001.

        There were no product line sales transacted during the year ended December 31, 2000.

Other

        In December 2000, we recorded a $2.1 million charge in connection with our uncertainty in collecting a note receivable that we issued in May 1999 to a strategic collaborator. We concluded that this uncertainty existed as a result of the FDA's ruling to deny approval of the collaborator's NDA for a key product. The ruling has subsequently resulted in the collaborator announcing that it will be taking steps to reserve cash by reducing its workforce and other operating expenses.

        In April 2000, we received net proceeds of approximately $5.2 million in connection with the settlement of a lawsuit. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase enzyme at a fill facility operated by a contractor to Genzyme.

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

Interest Expense

        The increase in interest expense for the year ended December 31, 2001 as compared to the year ended December 31, 2000 is primarily the result of additional interest expense resulting from the $350.0 million of debt drawn on our revolving credit facility in December 2000 as part of the financing of the acquisitions of GelTex and Biomatrix, and the private placement of $575.0 million in principal of 3% convertible subordinated debentures issued in May 2001.

GCS-48

Tax Benefit (Provision)

	2002	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
(Provision for) benefit from income taxes	$(19,015)	$2,020	$(55,478)	(1,041)%	(1,036)%
Tax rate	18%	(2)%	743%

        Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	For the Years Ended December 31,
	2002	2001	2000
Tax provision (benefit) at U.S. statutory rate	35.0%	(35.0)%	(35.0)%
Losses in less than 80% owned subsidiaries with no current tax benefit	—	—	(45.5)
State taxes, net	3.2	0.9	25.6
Foreign sales corporation and extra-territorial income	(8.9)	(8.7)	(105.8)
Nondeductible amortization	—	13.2	53.9
Charge for purchased research and development	0.6	27.5	939.0
Benefit of tax credits	(15.7)	(4.0)	(51.9)
Foreign rate differential	3.8	0.9	(13.5)
Utilization of operating loss carryforwards	—	(1.8)	—
Write-off of non-deductible goodwill	—	4.4	—
Other	0.3	0.9	(23.3)

Effective tax rate	18.3%	(1.7)%	743.5%

        Our effective tax rate for 2002 varied from the U.S. statutory rate primarily due to benefits related to tax credits and the use of a foreign sales corporation. Our effective tax rate for 2001 and 2000 varied from the U.S. statutory rate due to nondeductible goodwill amortization expense. We stopped recording nondeductible goodwill amortization expense upon the adoption of SFAS No. 142 in fiscal year 2002. In addition, our overall tax rate has changed significantly due to fluctuations in our income (loss) before taxes, which was $104.2 million in 2002, $(118.3) million in 2001 and $(7.5) million in 2000.

        We recognized a $4.3 million tax benefit during the fourth quarter of 2002 as a result of additional tax credits identified during the preparation of our 2001 tax return, which we allocated to Genzyme General.

Earnings Allocations

        We allocate our earnings to each of our series of common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with accounting principles generally accepted in the U.S. and as adjusted for tax benefits allocated to or from the division in

GCS-49

accordance with our management and accounting policies. The earnings allocated to each series of common stock are indicated in the table below:

	2002	2001	2000
	(Amounts in thousands)
Earnings allocated to:
Genzyme General Stock	$178,526	$44,543	$121,455
Biosurgery Stock	(167,886)	(126,981)	(87,188)
Molecular Oncology Stock	(23,714)	(29,718)	(23,096)
Surgical Products Stock	—	—	(54,748)
Tissue Repair Stock	—	—	(19,833)

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

	2002	2001	2000
	(Amounts in thousands)
Tax benefits allocated from:
Genzyme Biosurgery	$18,508	$24,593	$28,023
Genzyme Molecular Oncology	9,287	11,904	7,476

Total	$27,795	$36,497	$35,499

        These tax benefits represent 16%, 82% and 29% of earnings allocated to Genzyme General Stock in 2002, 2001 and 2000, respectively. The amount of tax benefits allocated to Genzyme General will continue to fluctuate based on the results of Genzyme Biosurgery and Genzyme Molecular Oncology. If the losses of those divisions decline, as they are expected to, then the tax benefits allocated to Genzyme General will also decline.

Cumulative Effect of Change in Accounting for Goodwill and Derivative Financial Instruments

        On January 1, 2002, we adopted SFAS No. 142 which requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. SFAS No. 142 requires a transitional impairment test to compare the fair value of a reporting unit with the carrying amount of the goodwill.

        In November 2001, we sold our Snowden-Pencer line of surgical instruments. Our subsequent test of the remaining long-lived assets related to the remaining products of our surgical instruments and medical devices business line, which make up the majority of Genzyme Biosurgery's cardiothoracic reporting unit, under SFAS No. 121, did not indicate an impairment based on the undiscounted cash

GCS-50

flows of the business. However, the impairment analysis indicated that the goodwill allocated to Genzyme Biosurgery's cardiothoracic reporting unit would be impaired if the analysis was done using discounted cash flows, as required by SFAS No. 142. Therefore, upon adoption of SFAS No. 142, we tested the goodwill of Genzyme Biosurgery's cardiothoracic reporting unit in accordance with the transitional provisions of that standard, using the present value of expected future cash flows to estimate the fair value of this reporting unit. We recorded an impairment charge of $98.3 million, which we reflected as a cumulative effect of a change in accounting for goodwill in our consolidated statements of operations and the combined statements of operations for Genzyme Biosurgery for the year ended December 31, 2002.

        On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that we recognize all derivative instruments as either assets or liabilities in Genzyme General's combined balance sheet and measure those instruments at fair value. Subsequent changes in fair value are reflected in income, unless the derivative is part of a qualified hedging relationship.

        In accordance with the transition provisions of SFAS No. 133, we recorded and allocated to Genzyme General a cumulative-effect adjustment of $4.2 million, net of tax, in its combined statements of operations for the year ended December 31, 2001 to recognize the fair value of our warrants to purchase shares of GTC common stock held on January 1, 2001 and allocated to Genzyme General. Transition adjustments pertaining to interest rate swaps designated as cash-flow hedges and foreign currency forward contracts allocated to Genzyme General were not significant. For the year ended December 31, 2002, we recorded and allocated to Genzyme General a charge of $2.1 million in other income in its combined statement of operations to reflect the change in value of its warrants to purchase shares of GTC common stock from January 1, 2002 to December 31, 2002 as compared to a charge of $4.1 million in other expense for the year ended December 31, 2001. We also recorded and allocated to Genzyme General a charge of $1.0 million ($1.6 million pre-tax) in other comprehensive income (loss) in stockholders' equity in our consolidated balance sheets to reflect the change in value of its interest rate swaps held during the year ended December 31, 2002. At December 31, 2002, our interest rate swaps allocated to Genzyme General had a fair-market value of $(3.9) million as compared to $(2.7) million at December 31, 2001.

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

  •
  develop and scale-up manufacturing processes and validate facilities; and

  •
  pursue regulatory approvals.

        This process is risky, expensive, and may take several years. We cannot guarantee that we will be able to successfully develop any product, or that we would be able to recover our development costs upon commercialization of a product that we successfully develop.

GCS-51

        Below is a brief description of our significant research and development programs that have been allocated to Genzyme General:

Program	Program Description or Indication	Development Status at December 31, 2002	Year of Expected Product Launch
Genzyme General:
Fabrazyme (agalsidase beta)	Fabry disease	Available in 26 countries worldwide; Biologics License Application (BLA) submitted to the FDA in June 2000; post-marketing phase 4 trial ongoing	2003
Aldurazyme (laronidase)	MPS 1	BLA submitted to the FDA and an MAA submitted to the EMEA in 2002. We incur 50% of the research and development costs of our joint venture with BioMarin	2003
Myozyme enzyme	Pompe disease	Opened enrollment for a new trial in Q1 2003; anticipate beginning a pivotal trial in Q3 2003	2004
Tolevamer toxin binder(1)	C difficile associated diarrhea	Phase 2 trials ongoing	2007
TGF-beta antagonists	Diffuse scleroderma	Phase 1-2 trial ongoing. We incur 55% of the research and development costs incurred under our collaboration with Cambridge Antibody Technology Group	2008
Genzyme Biosurgery:
HIF-1a	Angiogenic gene therapy to treat coronary artery disease and peripheral artery disease	Phase 1 clinical trials ongoing	2008 through 2010
Cardiac cell therapy product (for injection)	Tissue regeneration to treat congestive heart failure	Phase 1 clinical trial ongoing in Europe; IND expected to be filed in the U.S. in 2003	2009
Synvisc (Hylan G-F20)(2)	Next stage viscosupplementation products to treat osteoarthritis of the knee, hip and other joints	• Preclinical for hip indications in U.S. • Preclinical for knee indications • Preclinical for other joints • Product launched in Europe for hip indications in September 2002	2003 through 2008

GCS-52

Sepra technologies(2)	Next stage products to prevent surgical adhesions for various indications	Preclinical; safety and efficacy study ongoing in the U.S. for Hylaform biomaterials	2003 through 2007
Genzyme Molecular Oncology:
Dendritic/tumor cell fusion vaccines	Multiple cancer indications	Phase 1-2 clinical trials ongoing	2007 through 2009
Melan-A/MART-1 and gp-100 antigen-specific cancer vaccines	Melanoma	Phase 1-2 clinical trials completed	2008 through 2010

        The aggregate actual and estimated research and development expense for the Genzyme General, Genzyme Biosurgery and Genzyme Molecular Oncology programs described above is as follows (amounts in millions):

	Genzyme General	Genzyme Biosurgery	Genzyme Molecular Oncology	Total
Costs incurred for the year ended December 31, 2001	$78.3	$19.8	$12.6	$110.7
Costs incurred for the year ended December 31, 2002	$78.4	$27.8	$9.6	$115.8
Cumulative costs incurred as of December 31, 2002	$254.6	$98.1	$37.9	$390.6
Estimated costs to complete as of December 31, 2002	$200.0 to $250.0	$300.0 to $350.0	$125.0 to $175.0	$625.0 to $775.0

(1)
Program acquired in connection with the December 2000 acquisition of GelTex.

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

Liquidity and Capital Resources

        At December 31, 2002, we had cash, cash-equivalents, and short- and long-term investments of approximately $1.2 billion, an increase of $73.7 million from December 31, 2001.

        Our operating activities generated $219.7 million of cash for the year ended December 31, 2002, as compared to $221.4 million for the year ended December 31, 2001. Net cash provided by operating

GCS-53

activities in 2002 was impacted by our net loss of $13.1 million and an $81.9 million increase in working capital primarily due to increases in inventory, offset by:

  •
  $134.0 million of depreciation and amortization, of which $62.5 million resulted from the depreciation of property, plant and equipment and $71.5 million resulted from the amortization of intangible assets, including intangible assets acquired in connection with our acquisitions of GelTex, Biomatrix, Wyntek and Focal;
  •
  $22.9 million of charges for impaired assets, of which $14.0 million is related to the write-off of engineering costs related to the suspended development of a manufacturing facility in Framingham, Massachusetts and $9.0 million is related to the manufacturing capacity no longer required at our HA plant in England;
  •
  $16.9 million from the equity in net losses of unconsolidated affiliates;
  •
  $14.5 million from the loss on investments in equity securities; and
  •
  $98.3 million for the cumulative effect of a change in accounting for goodwill allocated to Genzyme Biosurgery's cardiothoracic reporting unit in accordance with the transitional provisions of SFAS No. 142.

        Our investing activities utilized $159.2 million of cash in 2002 as compared to $739.6 million in 2001, primarily due to:

  •
  $225.4 million to fund purchases of property, plant and equipment, of which $123.0 million resulted from expansion of our manufacturing facilities in Ireland, the United Kingdom and Belgium, $25.9 million resulted from our manufacturing capacity expansion in the U.S. and $76.5 million representing an aggregate of other manufacturing, research and development and administrative capital manufacturing relocations, expansions and rehabilitations worldwide;
  •
  $25.3 million to fund our joint ventures in 2002 as compared to $39.7 million in 2001; and
  •
  $7.0 million of cash drawn on a senior secured promissory note by a collaborator.

        Net cash used by investing activities in 2002 was offset $92.6 million of cash provided by the net purchases, sales, and maturities of investments and investments in equity securities.

        In July 2002, together with BioMarin, we submitted the final portion of the "rolling" BLA for Aldurazyme enzyme to the FDA. As part of the BLA submission, we formally requested and were granted priority review, which is an FDA procedure generally reserved for products that address an unmet medical need. We expect an action by the FDA regarding our application to market Aldurazyme enzyme by April 30, 2003. Pursuant to the terms of our joint venture agreement with BioMarin for the development and commercialization of Aldurazyme enzyme, we are obligated to pay BioMarin a $12.1 million milestone payment upon receipt of FDA approval of the Aldurazyme enzyme BLA.

        In May 2002, we restructured our collaboration agreement with Dyax for the development of the kallikrein inhibitor DX-88 and increased the line of credit we extended to Dyax from $3.0 million to $7.0 million. In connection with the increase, Dyax issued a senior secured promissory note in the principal amount of $7.0 million to us under which it can request periodic advances of not less than $250,000 in principal, subject to certain conditions. Advances under this note bear interest at the prime rate plus 2%, which was 6.3% at December 31, 2002, and are due, together with any accrued but unpaid interest, in May 2005. As of December 31, 2002, Dyax had drawn $7.0 million under the note, which we recorded as a note receivable-related party in our consolidated balance sheet and the combined balance sheet of Genzyme General. Dyax is considered a related party because the chairman and chief executive officer of Dyax is a member of our board of directors. Pursuant to the terms of the note, we are not obligated to make advances in excess of $1.5 million during any calendar quarter.

GCS-54

        Our financing activities provided $76.7 million of net cash in 2002 as compared to $529.7 million in 2001, primarily due to:

  •
  $31.9 million of proceeds from the issuance of common stock under our stock plans and resulting from the exercise of stock purchase rights and warrants; and

  •
  $50.0 million drawn under our revolving credit facility.

        Financing activities used $2.4 million to repay bank overdrafts and $7.8 million to repay the current portions of long-term debt and long-term capital leases obligations, of which $5.1 million represents payment of the outstanding principal balance due under the notes payable we assumed in connection with our acquisition of GelTex in December 2000.

        During 2002, we drew down $50.0 million under our $350.0 million revolving credit facility all of which matures in December 2003, and allocated the proceeds to Genzyme Biosurgery. At December 31, 2002, $284.0 million had been drawn down and remained outstanding under our revolving credit facility, all of which was allocated to Genzyme Biosurgery. Borrowings under this facility bear interest at LIBOR plus an applicable margin, which was, in the aggregate, 2.5% at December 31, 2002. The terms of the revolving credit facility include various covenants, including financial covenants, which require us to meet minimum liquidity and interest coverage ratios and to meet maximum leverage ratios. We currently are in compliance with these covenants and do not anticipate falling out of compliance. We intend to refinance our revolving credit facility during 2003.

        As of December 31, 2002, we had committed to make the following payments under contractual obligations:

	Payments Due by Period
Contractual Obligations
	Total	2003		2004	2005	2006		2007	After 2007
	(Amounts in millions)
Long-term debt	$869.0	$294.0	(1)	$—	$—	$575.0	(2)	$—	$—
Capital lease obligations(3)	171.1	6.4		10.7	35.7	8.5		8.5	101.3
Operating leases(4)	214.7	32.7		27.7	20.6	13.6		10.5	109.6
Unconditional purchase obligations	160.6	39.7		17.6	17.9	22.5		28.2	34.7
Capital commitments(5)	41.7	41.7		—	—	—		—	—
Research and development agreements(6)	100.3	54.8		10.0	11.5	11.5		12.5	—

Total contractual obligations	$1,557.4	$469.3		$66.0	$85.7	$631.1		$59.7	$245.6

(1)
Includes $284.0 million of debt drawn under our revolving credit facility, which matures in December 2003, and $10.0 million in principal under a 6.9% convertible subordinate note in favor of UBS Warburg LLC that matures in May 2003 and is convertible into shares of Biosurgery Stock;

(2)
Consists of $575.0 million in principal under our 3% convertible subordinated debentures due May 2021, which are convertible into shares of Genzyme General Stock. Holders of the debentures may require us to repurchase all or part of their debentures for cash on May 15, 2006, 2011 or 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest through the date prior to the date of repurchase. Additionally, if certain fundamental changes occur, each holder may require us to repurchase, for cash, all or a portion of the holder's debentures. On or after May 20, 2004, we may redeem for cash all or part of the debentures that have not previously been converted or repurchased. The redemption price would be 100.75% of the principal amount if redeemed from May 20, 2004 through May 14, 2005, and 100% of the principal amount thereafter;

GCS-55

(3)
In August 2000, we entered into an agreement to lease a significant portion of a multi-use urban complex in Cambridge, Massachusetts for our new corporate headquarters. The lessor will fund the construction of the complex, except that we will fund certain leasehold improvements to be made to the portion of the building leased by us. Our lease payments will be determined as a function of the aggregate project costs incurred by the lessor and the resulting rentable space of the complex, plus common area charges. Payments under the lease will commence upon completion of construction, which we estimate to be in the second half of 2003 and the value of the building and related obligation will be recorded in our consolidated balance sheet and the combined balance sheet of Genzyme General when we begin to occupy the space. We have included estimated payments for this lease in the capital lease schedule above. The lease term is for 15 years and may be extended for two successive ten-year periods. The lease also provides us with an option, exercisable on or before July 1, 2003, to lease an additional building on mutually acceptable terms.

(4)
In July 2002, we entered into an agreement to lease 61,101 square feet of additional office space in Cambridge, Massachusetts. We allocate the future minimum payments due under this lease 50% to Genzyme General and 50% to Genzyme Biosurgery based upon our current assessment of the long-term occupancy ratio for this location. The term of the lease is seven years with rent payable monthly in advance commencing October 1, 2002. Remaining fixed rent payments during the term of the lease totaling approximately $14.5 million are included in the operating lease schedule above. Pursuant to the terms of the lease, we are obligated to pay, in addition to yearly fixed rent, our pro rata share of the landlord's operating costs and the real estate taxes for the property in excess of the landlord's operating costs and real estate taxes for 2002. In addition, the landlord will charge us for direct use of electricity at cost. Subject to certain conditions, the lease provides us with an option to extend the lease for two additional five-year terms with rent equal to the greater of the current base rent or 95% of fair market value. The lease also provides three options to lease a total of 45,577 square feet of additional space at the property and first offer options on additional space that becomes available in the building.

  In May 2002, we entered into an agreement to lease an 85,808 square foot building and related parking area in Westborough, Massachusetts for our genetic testing business. We allocate 100% of the future minimum payments due under this lease to Genzyme General. The term of the lease is ten years with rent payable in advance commencing August 1, 2002. Remaining fixed rent payments during the term of the lease totaling approximately $10.4 million are included in the operating lease schedule above. Pursuant to the terms of the net lease agreement, we are obligated to pay, in addition to yearly fixed rent, the taxes, betterment assessments, insurance costs, utility charges, base operating costs and certain other expenses related to the property under lease. Subject to certain conditions, the lease provides us with an option to extend the lease for two additional five-year terms and a one-time option, exercisable during the first five years of the lease, to purchase the land and building under lease.

(5)
Consists of contractual commitments to vendors that we have entered into as of December 31, 2002 for construction of our outstanding capital projects. Our estimated cost of completion for

GCS-56

  assets under construction as of December 31, 2002 is $271.5 million, as follows (amounts in thousands):

Location	Cost to Complete At December 31, 2002
Geel, Belgium	$107.8
Waterford, Ireland	86.3
Cambridge, Massachusetts, U.S.	38.0
Allston, Massachusetts, U.S.	14.8
Others—U.S.	17.0
Others—U.K & Switzerland	7.6

Total estimated cost to complete	$271.5

(6)
From time to time, we enter into agreements with third parties to obtain access to scientific expertise or technology that we do not already have. These agreements frequently require that we pay our licensor or collaborator a technology access fee, milestone payments upon the occurrence of certain events, and/or royalties on sales of products that infringe the licensed technology or arise out of the collaborative research. In addition, these agreements may call for us to fund research activities not being performed by us. The amounts indicated on the research and development agreements line of the contractual obligations table above represent committed funding obligations to our key collaborators under our significant development programs. Should we terminate any of our license or collaboration agreements, the funding commitments contained within them would expire. In addition, the actual amounts that we pay our licensors and collaborators will depend on numerous factors outside of our control, including the success of our preclinical and clinical development efforts with respect to the products being developed under these agreements, the content and timing of decisions made by the Patent & Trademark Office, the FDA and other regulatory authorities, the existence and scope of third party intellectual property, the reimbursement and competitive landscape around these products, and other factors described under the heading "Factors Affecting Future Operating Results" below.

        We believe that our available cash, investments and cash flows from operations will be sufficient to fund our planned operations and capital requirements for the foreseeable future. Although we currently have substantial cash resources and positive operating cash flow, we intend to use substantial portions of our available cash for:

  •
  product development and marketing;

  •
  expanding existing and constructing new facilities;

  •
  expanding staff;

  •
  working capital including satisfaction of our obligations under capital and operating leases; and

  •
  strategic business initiatives.

        Our cash reserves will be further reduced to pay interest on the $575.0 million in principal under our 3% convertible subordinated debentures due May 2021, which may be converted into shares of Genzyme General Stock and to pay the $10.0 million outstanding principal balance and accrued interest for our 6.9% convertible subordinated note due May 2003, which may be converted into shares of Biosurgery Stock. If we use cash to pay or redeem any of this debt, including principal and interest due on it, our cash reserves will be diminished.

GCS-57

        To satisfy these and other commitments, we may have to obtain additional financing. We cannot guarantee that we will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms that we consider favorable.

Related Party Relationships

Company	Affiliation with Genzyme		Officer & Director Relationships		Officer & Director Ownership in and Compensation from Related Entity
					Stock Shares	Stock Options	2002 Compensation
ABIOMED, Inc.	Cost method investment		Henri A. Termeer, Genzyme Chairman, President and Chief Executive Officer, is a director of ABIOMED		—	65,000	$19,996
BioMarin Pharmaceutical, Inc.	•	Cost method investment	None		—	—	—
	•	Joint venture partner with Biomarin/Genzyme LLC
Cambridge Antibody Technology Group plc	• •	Cost method investment Collaboration partner	None		—	—	—
Dyax Corporation	• •	Cost method investment Collaboration partner	•	Henri A. Termeer, Genzyme Chairman, President and Chief Executive Officer, is a former strategic advisory committee member	—	2,649	—
			•	Henry Blair, Genzyme director and co-founder, is the Chairman, President and Chief Executive Officer of Dyax	671,121	322,300	$559,782
			•	Constantine Anagnostopoulos, Genzyme director, is also a director of Dyax	13,565	41,060	$19,875
			•	Charles Cooney, Genzyme director, is a former strategic advisory committee member	—	18,255	—
			•	Peter Wirth, Genzyme officer, is a former strategic advisory committee member	7,335	2,445	—

GCS-58

GTC	Cost method investment		• Henri A. Termeer, Genzyme Chairman, President and Chief Executive Officer, is a former director of GTC	9,500	50,500	—
			• Henry Blair, Genzyme director and co-founder, is a former director of GTC	1,000	35,500	$10,500
			• Charles Cooney, Genzyme director, is a member of the strategic advisory board for GTC	—	1,000	$15,000
			• James Geraghty, Genzyme officer, is a director of GTC	50,791	157,103	$23,300
			• Richard Douglas, Genzyme officer, owns 180 shares of GTC common stock	180	—	—
Healthcare Ventures, L.P.	Cost method investment		None	—	—	—
Oxford Bioscience Partners IV, L.P.	Cost method investment		Peter Wirth, Genzyme officer, is a limited partner in the MRNA Fund II, L.P.	—	—	—
MPM BioVentures III, Q.P., L.P.	Cost method investment		None	—	—	—
Myosix SA	• •	Consolidated investment Collaboration partner	James Geraghty, Genzyme officer, is a director of Myosix	—	—	—
Peptimmune	Wholly-owned, consolidated subsidiary of Genzyme(1)		• Robert J. Carpenter, Genzyme director, is the Chairman, President and Chief Executive Officer of Peptimmune, Inc.	—	200,000	$46,333
			• G. Jan van Heek, Genzyme officer, is a consultant to Peptimmune, Inc.	—	30,000	—
Pharming Group N.V.	Cost method investment		None	—	—	—
ProQuest Investments II, L.P.	Cost method investment		None	—	—	—
Targeted Genetics Corporation	Cost method investment		None	—	—	—
ViaCell, Inc.	Cost method investment		G. Jan van Heek; Genzyme officer, is a director of ViaCell	—	5,000	Elected to receive shares of ViaCell stock in lieu of cash compensation (number of shares to be determined in September 2003)
Wyeth Laboratories, Inc.	Distributor		Zoltan Csimma, Genzyme officer, is a former employee of Wyeth	1,444	106,350	—

(1)
On March 4, 2003, our investment in Peptimmune decreased to approximately 10% resulting from the sale by Peptimmune of additional shares of its preferred stock.

GCS-59

New Accounting Pronouncements

        Accounting for Asset Retirement Obligations.    In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 will be effective for our fiscal year ending December 31, 2003. The adoption of SFAS No. 143 is not expected to have a material impact on our consolidated or combined financial statements.

        Costs Associated with Exit or Disposal Activities.    In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost as defined in EITF Issue No. 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. We will adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002 as required by the standard.

        Guarantees.    In November 2002, the FASB issued FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34." FIN 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees. FIN 45 also requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. The accounting requirements for the initial recognition of guarantees are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for all guarantees outstanding, regardless of when they were issued or modified, beginning with periods ending after December 15, 2002. We have applied the disclosure provisions of FIN 45 as of December 31, 2002, as required (see Note O., "Commitments and Contingencies," to our consolidated financial statements). The adoption of FIN 45 did not have a material effect on our consolidated financial statements for the year ended December 31, 2002.

        Consolidation of Variable Interest Entities.    In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51". FIN 46 clarifies the application of Accounting Research Bulletin, or ARB, No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to existing variable interest entities in the interim period beginning after June 15, 2003.

        Stock-Based Compensation.    On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123." This standard amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for those companies that voluntarily change to the fair value based method of accounting for stock-based employee compensation. In addition, this standard amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. We have not adopted

GCS-60

the fair value method of accounting for stock-based compensation and will continue to apply the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations.

Market Risk

        We are exposed to potential loss from exposure to market risks represented principally by changes in interest rates, foreign exchange rates, and equity prices. At December 31, 2002, we held various derivative contracts in the form of foreign exchange forwards and interest rate swaps. The derivatives contain no leverage or option features. We also held a number of other financial instruments, including investments in marketable securities, and had balances outstanding under several debt securities.

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

  •
  convertibles that are "out-of-the-money" at year end are treated as fixed rate debt securities and we assumed we will repay the principal amount in full at maturity and we have measured the time value with the embedded equity options; and

  •
  financial instruments contain no other call or leverage features material to our analysis.

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

Foreign Exchange Risk

        As a result of our worldwide operations, we may face exposure to adverse movements in foreign currency exchange rates, primarily to the Euro and its component currencies, British pounds and Japanese yen. These exposures are reflected in market risk sensitive instruments, including foreign currency receivables and payables and foreign exchange forward contracts. During 2002, our risk management strategy for foreign exchange exposure periodically included the use of forward contracts. As of December 31, 2002, we estimate the potential loss in fair value of the forward contracts due to a 10% change in exchange rates to be $3.2 million, virtually all of which is attributable to Genzyme General.

GCS-61

Equity Price Risk

        We hold investments in a limited number of domestic and European equity securities, substantially all of which are allocated to Genzyme General. We estimate the potential loss in fair value due to a 10% decrease in equity prices of marketable securities held at year-end to be $2.0 million. This estimate assumes no change in foreign exchange rates from year-end spot rates and excludes any potential risk associated with securities that do not have readily determinable market value.

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

        We generate a significant portion of our product revenue from sales of enzyme-replacement products for patients with Gaucher disease. We entered this market in 1991 with Ceredase® enzyme. Because production of Ceredase enzyme was subject to supply constraints, we developed Cerezyme enzyme, a recombinant form of the enzyme. Recombinant technology uses specially engineered cells to produce enzymes, or other substances, by inserting into the cells of one organism the genetic material of a different species. In the case of Cerezyme enzyme, scientists engineer Chinese hamster ovary cells to produce human alpha glucosidase. We stopped producing Ceredase enzyme, except for small quantities, during 1998, after substantially all the patients who previously used Ceredase enzyme converted to Cerezyme enzyme. Sales of Ceredase enzyme and Cerezyme enzyme totaled $619.2 million for the year ended December 31, 2002, representing approximately 47% of our consolidated revenues for that year.

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

        Some companies have initiated efforts to develop competitive products, and other companies may do so in the future. OGS, for example, is developing Zavesca, a small molecule drug candidate for the treatment of Gaucher disease. Zavesca has been granted orphan drug status in the United States for treatment of Gaucher and Fabry diseases, and has been designated as an orphan medicinal product in the European Union for the treatment of Gaucher disease. In July 2002, the FDA issued a "non-approvable" letter to OGS in response to its NDA for Zavesca; in November 2002, however, the agency agreed to examine additional data in support of that NDA. Also in November 2002, the European Commission approved OGS's MAA for Zavesca as an oral therapy for use in patients with mild to moderate Type 1 Gaucher disease for whom enzyme replacement therapy is unsuitable. OGS is required to submit follow-up safety data on the product as a condition of such approval. In January 2003, a licensee of OGS submitted an application for approval of Zavesca with the Israeli Ministry of Health.

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

GCS-62

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

        We currently market Renagel phosphate binder, a non-absorbed phosphate binder, which has been approved for use by patients with end-stage renal disease undergoing a form of treatment known as hemodialysis. We are currently conducting additional clinical trials in order to determine the efficacy and safety of Renagel phosphate binder when administered to pre-dialysis patients. Our ability to increase sales of Renagel phosphate binder will depend on a number of factors, including:

  •
  acceptance by the medical community of Renagel phosphate binder over calcium-based phosphorous binders as the preferred treatment for elevated serum phosphorous levels in dialysis patients;

  •
  our ability to effectively manage wholesaler inventories and maintain inventory management programs;

  •
  the level of compliance with inventory management arrangements with wholesalers;

  •
  our ability to optimize dosing and improve patient compliance with respect to Renagel phosphate binder;

  •
  our ability to expand manufacturing capacity;

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

        Our success will depend on our ability to satisfy regulatory requirements. We may not receive required regulatory approvals on a timely basis or at all. Government agencies heavily regulate the production and sale of healthcare products and the provision of healthcare services. In particular, the FDA and comparable agencies in foreign countries must approve human therapeutic and diagnostic products before they are marketed. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. This regulation may delay the time at which a company like Genzyme can first sell a product or may limit how a consumer may use a product or service or may adversely impact third-party reimbursement. A

GCS-63

company's failure to comply with applicable regulatory approval requirements may lead regulatory authorities to take action against the company, including:

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

        The FDA has designated some of our products as orphan drugs under the Orphan Drug Act. The Orphan Drug Act provides incentives to manufacturers to develop and market drugs for rare diseases, generally by entitling the first developer that receives FDA marketing approval for an orphan drug to a seven-year exclusive marketing period in the United States for that product. In recent years Congress has considered legislation to change the Orphan Drug Act to shorten the period of automatic market exclusivity and to grant marketing rights to simultaneous developers of the drug. If the Orphan Drug Act is amended in this manner, any drugs for which we have been granted exclusive marketing rights under the Orphan Drug Act will face increased competition, which may decrease the amount of revenue we receive from these products. In addition, the U.S. government has shown significant interest in pursuing healthcare reform. Any government-adopted reform measures could adversely affect:

  •
  the pricing of therapeutic products and medical devices in the United States or internationally; and

  •
  the amount of reimbursement available from governmental agencies or other third-party payors.

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

  •
  develop and scale-up manufacturing processes; and

  •
  pursue regulatory approvals.

GCS-64

This process involves a high degree of risk and takes several years. Our product development efforts may fail for many reasons, including:

  •
  failure of the product in preclinical studies;

  •
  clinical trial data that is insufficient to support the safety or effectiveness of the product;

  •
  our inability to manufacture sufficient quantities of product for development or commercialization activities in a timely and cost-efficient manner; or

  •
  our failure to obtain the required regulatory approvals.

For these reasons, and others, we may not successfully commercialize any of the products we are currently developing.

Any marketable products that we develop may not be commercially successful.

        Even if we obtain regulatory approval for any of our development-stage products, those products may not be accepted by the market or approved for reimbursement by third-party payors. A number of factors may affect the rate and level of market acceptance of these products, including:

  •
  regulation by the FDA and other government authorities;

  •
  market acceptance by doctors and hospital administrators;

  •
  the effectiveness of our sales force and our distributors;

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

        As of December 31, 2002, we had approximately $1.2 billion in cash, cash equivalents and short and long-term investments, excluding investments in equity securities. We intend to use substantial portions of our available cash for:

  •
  product development and marketing;

  •
  expanding existing and constructing new facilities;

  •
  expanding staff;

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

GCS-65

  •
  $284.0 million in principal under our revolving credit facility with a syndicate of commercial banks, all of which is allocated to Genzyme Biosurgery and which is due in December 2003; and

  •
  $10.0 million in principal under our 6.9% convertible subordinated note in favor of UBS Warburg LLC, the entire amount of which is allocated to Genzyme Biosurgery. This note matures in May 2003 and is convertible into shares of Biosurgery Stock.

If we use cash to pay or redeem all or a portion of this debt, including the principal and interest due on it, our cash reserves will be diminished.

        To satisfy these and other commitments, we may have to obtain additional financing. We may be unable to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms that we consider favorable.

We may fail to adequately protect our proprietary technology, which would allow competitors or others to take advantage of our research and development efforts.

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

We may be required to license technology from competitors or others in order to develop and commercialize some of our products and services, and it is uncertain whether these licenses will be available.

        Third-party patents may cover some of the products or services that we or our strategic partners are developing or testing. For example, the USPTO has issued several patents generally relating to human recombinant alpha-L-iduronidase, the enzyme on which Aldurazyme enzyme is based. These patents are owned or controlled by one of our competitors. We believe that these patents do not validly cover the manufacture, use or sale of Aldurazyme enzyme. In addition, we are aware of a recently-

GCS-66

issued United States patent owned by Columbia University relating to the manufacture of recombinant proteins in CHO cells. While we are currently licensed under that patent, we are evaluating its validity to determine whether we will be required to maintain that license and pay the associated royalty in order to manufacture certain of our enzyme replacement therapies.

        A United States patent is entitled to a presumption of validity, and we cannot guarantee that, if we were to elect to challenge the validity of such a patent, we would be successful in doing so. In addition, even if we are successful in challenging the validity of a patent, the challenge itself may be expensive and require significant management attention.

        To the extent valid third party patent rights cover our products or services, we or our strategic collaborators would be required to obtain licenses from the holders of these patents in order to use, manufacture or sell these products and services, and payments under these licenses may reduce our revenue from these products. Furthermore, we may not be able to obtain these licenses on acceptable terms or at all. If we fail to obtain a required license or are unable to alter the design of our technology to fall outside of a patent, we may be unable to effectively market some of our products and services, which could limit our profitability.

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

GCS-67

Our competitors in the biotechnology and pharmaceutical industries may have superior products, manufacturing capabilities or marketing position.

        The human healthcare products and services industry is extremely competitive. Our competitors include major pharmaceutical companies and other biotechnology companies. Some of these competitors may have more extensive research and development, marketing and production capabilities. Some competitors also may have greater financial resources than we have. Our future success will depend on our ability to effectively develop and market our products against those of our competitors. For instance, we are seeking orphan drug designation for some of our products that are still in development or are currently being reviewed by the FDA for marketing approval, including Fabrazyme enzyme for the treatment of Fabry disease. We are aware of other companies developing products for the treatment of Fabry disease. Transkaryotic Therapies, Inc. also has an application for marketing approval for its product pending before the FDA, which was originally filed shortly before we submitted our application for Fabrazyme enzyme. If Transkaryotic Therapies or any other company receives FDA approval for a Fabry disease therapy with orphan drug designation before we receive FDA approval for Fabrazyme enzyme, the Orphan Drug Act may preclude us from selling Fabrazyme enzyme in the United States for up to seven years. Both Genzyme and Transkaryotic Therapies received EMEA approval for their respective Fabry disease therapies, and were granted the European equivalent of orphan drug designation in the European Union for up to ten years. If our products receive marketing approval, but cannot compete effectively in the marketplace, our profitability and financial position will suffer.

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

  •
  shifting payments for products and services through co-pays, coinsurance and other risk sharing arrangements;

  •
  denying or limiting coverage for products that are approved by the FDA, but are considered experimental or investigational by third-party payors; and

  •
  refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA marketing approval.

GCS-68

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

        Our international operations accounted for approximately 40% of our consolidated revenues for the year ended December 31, 2002. We expect that international sales will continue to account for a significant percentage of our revenues for the foreseeable future. In addition, we have direct investments in a number of subsidiaries outside of the United States, primarily in the United Kingdom, the European Union, Latin America and Japan. Our international sales and operations could be limited or disrupted, and the value of our direct investments may be diminished, by any of the following:

  •
  economic problems that disrupt foreign healthcare payment systems;

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

GCS-69

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

Subsequent Events

Fabrazyme Enzyme

        Following the submission of additional information that was requested by the FDA, the Endocrinologic and Metabolic Drugs Advisory Committee of the FDA met in January 2003 to review our BLA for Fabrazyme enzyme. While this advisory panel was not asked by the FDA to vote on whether to approve the product, the panel affirmed, by a vote of 14-1, that the primary endpoint studied in our Phase 3 trial for Fabrazyme enzyme was an appropriate surrogate marker for purposes of accelerated approval. The FDA will review the advisory panel's input and make a determination about the next steps for marketing approval of Fabrazyme enzyme in the U.S. We expect formal FDA action by the end of April 2003.

Aldurazyme Enzyme

        The Endocrinologic and Metabolic Drugs Advisory Committee of the FDA met in January 2003 to review our BLA for Aldurazyme enzyme. While the FDA did not ask the advisory panel to vote on whether or not to recommend Aldurazyme enzyme's approval, the panel voted unanimously that the Phase 3 trial of Aldurazyme we conducted with BioMarin showed a meaningful treatment effect in each of two primary endpoints. Later in that month, the FDA issued a complete response letter to BioMarin and Genzyme which noted that the data submitted in the BLA supported the safety and efficacy of enzyme and that additional clinical data was not required to be submitted. The letter did request, however, additional information on post-marketing commitments, final product labeling, and completion of the manufacturing inspection process. This information has been submitted to the FDA. The FDA has set April 30, 2003 as the formal action date by which it will respond to the BLA for Aldurazyme enzyme. In addition, the CPMP of the European Union issued a positive opinion on the MAA for Aldurazyme enzyme in February 2003. This non-binding opinion has been forwarded to the EMEA for consideration, and a final determination is expected later in 2003 regarding the marketing and sale of Aldurazyme enzyme in the European Union for treating the non-neurological manifestations of MPS I in patients with a confirmed diagnosis of the disease.

GCS-70

GENZYME CORPORATION

Consolidated Statements of Operations

	For the Years Ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Revenues:
Net product sales	$1,199,617	$1,110,254	$811,897
Net service sales	114,493	98,370	84,482
Revenues from research and development contracts:
Related parties	2,747	3,279	509
Other	12,615	11,727	6,432

Total revenues	1,329,472	1,223,630	903,320

Operating costs and expenses:
Cost of products sold	309,634	307,425	232,383
Cost of services sold	66,575	56,173	50,177
Selling, general and administrative	438,035	424,640	264,551
Research and development (including research and development related to contracts)	308,487	264,004	169,478
Amortization of intangibles	70,278	121,124	22,974
Purchase of in-process research and development	1,879	95,568	200,191
Charge for impaired assets	22,944	—	4,321

Total operating costs and expenses	1,217,832	1,268,934	944,075

Operating income (loss)	111,640	(45,304)	(40,755)

Other income (expenses):
Equity in net loss of unconsolidated affiliates	(16,858)	(35,681)	(44,965)
Gain on affiliate sale of stock	—	212	22,689
Gain (loss) on investments in equity securities	(14,497)	(25,996)	15,873
Minority interest in net loss of subsidiary	—	2,259	4,625
Loss on sale of product line	—	(24,999)	—
Other	40	(2,205)	5,188
Investment income	51,038	50,504	45,593
Interest expense	(27,152)	(37,133)	(15,710)

Total other income (expenses)	(7,429)	(73,039)	33,293

Income (loss) before income taxes	104,211	(118,343)	(7,462)
(Provision for) benefit from income taxes	(19,015)	2,020	(55,478)

Net income (loss) before cumulative effect of change in accounting for goodwill and derivative financial instruments	$85,196	$(116,323)	$(62,940)
Cumulative effect of change in accounting for goodwill	(98,270)	—	—
Cumulative effect of change in accounting for derivative financial instruments, net of tax	—	4,167	—

Net loss	$(13,074)	$(112,156)	$(62,940)

Comprehensive income (loss), net of tax:
Net loss	$(13,074)	$(112,156)	$(62,940)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	80,191	(6,003)	(14,569)
Additional minimum pension liability, net of tax	(2,529)	—	—
Unrealized losses on interest rate swap contracts, net of tax	(1,035)	(943)	—
Unrealized gains (losses) on securities:
Unrealized gains (losses) arising during the period, net	(29,703)	(10,577)	9,876
Reclassification adjustment for (gains) losses included in net income (loss)	9,565	16,429	3,788

Unrealized gains (losses) on securities, net	(20,138)	5,852	13,664

Other comprehensive income (loss)	56,489	(1,094)	(905)

Comprehensive income (loss)	$43,415	$(113,250)	$(63,845)

The accompanying notes are an integral part of these consolidated financial statements.

GCS-71

	For the Years Ended December 31,
	2002	2001	2000
	(Amounts in thousands, except per share amounts)
Net income (loss) per share:
Allocated to Genzyme General Stock:
Genzyme General net income before cumulative effect of change in accounting for derivative financial instruments	$150,731	$3,879	$85,956
Cumulative effect of change in accounting for derivative financial instruments, net of tax	—	4,167	—

Genzyme General net income	150,731	8,046	85,956
Tax benefit allocated from Genzyme Biosurgery	18,508	24,593	28,023
Tax benefit allocated from Genzyme Molecular Oncology	9,287	11,904	7,476

Net income allocated to Genzyme General Stock	$178,526	$44,543	$121,455

Net income per share of Genzyme General Stock:
Basic:
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$0.83	$0.20	$0.71
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax	—	0.02	—

Net income per share allocated to Genzyme General Stock	$0.83	$0.22	$0.71

Diluted:
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$0.81	$0.19	$0.68
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax	—	0.02	—

Net income per share allocated to Genzyme General Stock	$0.81	$0.21	$0.68

Weighted average shares outstanding:
Basic	214,038	202,221	172,263

Diluted	219,388	211,176	179,366

Allocated to Biosurgery Stock:
Genzyme Biosurgery net loss before cumulative effect of change in accounting for goodwill	$(79,322)	$(145,170)	$(87,636)
Cumulative effect of change in accounting for goodwill	(98,270)	—	—

Genzyme Biosurgery net loss	(177,592)	(145,170)	(87,636)
Allocated tax benefit	9,706	18,189	448

Net loss allocated to Biosurgery Stock	$(167,886)	$(126,981)	$(87,188)

Net loss per share of Biosurgery Stock—basic and diluted:
Net loss per share before cumulative effect of change in accounting for goodwill	$(1.74)	$(3.34)	$(2.40)
Per share cumulative effect of change in accounting for goodwill	(2.46)	—	—

Net loss per share of Biosurgery Stock—basic and diluted	$(4.20)	$(3.34)	$(2.40)

Weighted average shares outstanding	39,965	37,982	36,359

Allocated to Molecular Oncology Stock:
Net loss	$(23,714)	$(29,718)	$(23,096)

Net loss per share of Molecular Oncology Stock—basic and diluted	$(1.41)	$(1.82)	$(1.60)

Weighted average shares outstanding	16,827	16,350	14,446

Allocated to Surgical Products Stock:
Net loss			$(54,748)

Net loss per share of Surgical Products Stock—basic and diluted			$(3.67)

Weighted average shares outstanding			14,900

Allocated to Tissue Repair Stock:
Net loss			$(19,833)

Net loss per share of Tissue Repair Stock—basic and diluted			$(0.69)

Weighted average shares outstanding			28,716

The accompanying notes are an integral part of these consolidated financial statements.

GCS-72

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31,
	2002	2001
	(Amounts in thousands, except par value amounts)
ASSETS
Current assets:
Cash and cash equivalents	$406,811	$247,011
Short-term investments	105,992	66,481
Accounts receivable, net	287,141	259,283
Inventories	238,809	171,409
Prepaid expenses and other current assets	45,187	35,408
Deferred tax assets—current	105,094	70,196

Total current assets	1,189,034	849,788
Property, plant and equipment, net	802,448	635,314
Long-term investments	682,201	807,766
Notes receivable—related parties	11,918	—
Goodwill, net	592,075	697,422
Other intangible assets, net	734,478	809,224
Investments in equity securities	42,945	88,686
Other noncurrent assets	27,950	47,545

Total assets	$4,083,049	$3,935,745

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$44,458	$47,860
Accrued expenses	190,754	144,740
Income taxes payable	61,964	75,944
Deferred revenue	15,887	6,700
Current portion of long-term debt, convertible notes and capital lease obligations	294,737	7,746

Total current liabilities	607,800	282,990
Long-term debt and capital lease obligations	25,038	259,809
Convertible notes and debentures	575,000	585,000
Deferred tax liabilities	159,747	173,126
Other noncurrent liabilities	17,617	25,631

Total liabilities	1,385,202	1,326,556

Commitments and contingencies (Notes C, J, K, M, O)
Stockholders' equity:
Preferred stock, $0.01 par value	—	—
Common stock:
Genzyme General Stock, $0.01 par value	2,148	2,132
Biosurgery Stock, $0.01 par value	405	395
Molecular Oncology Stock, $0.01 par value	169	168
Additional paid-in capital—Genzyme General Stock	1,810,963	1,748,196
Additional paid-in capital—Biosurgery Stock	823,364	843,544
Additional paid-in capital—Molecular Oncology Stock	148,799	148,481
Deferred compensation	(605)	(2,377)
Notes receivable from stockholders	(12,706)	(13,245)
Accumulated deficit	(130,968)	(117,894)
Accumulated other comprehensive income (loss)	56,278	(211)

Total stockholders' equity	2,697,847	2,609,189

Total liabilities and stockholders' equity	$4,083,049	$3,935,745

The accompanying notes are an integral part of these consolidated financial statements.

GCS-73

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Cash Flows from Operating Activities:
Net loss	$(13,074)	$(112,156)	$(62,940)
Reconciliation of net loss to net cash provided by operating activities:
Depreciation and amortization	134,000	179,009	57,930
Non-cash compensation expense	1,335	10,196	2,185
Provision for bad debts	8,029	1,116	4,277
Note received from a collaborator	—	—	(10,350)
Write off of note received from a collaborator	—	10,159	—
Charges for in-process research and development	1,879	95,568	200,191
Charge for impaired assets	22,944	—	4,321
Equity in net loss of unconsolidated affiliates	16,858	35,681	44,965
Gain on affiliate sale of stock	—	(212)	(22,689)
Loss (gain) on investments in equity securities	14,497	25,996	(15,873)
Minority interest in net loss of subsidiary	—	(2,259)	(4,625)
Deferred income tax provision (benefit)	10,670	(58,799)	(6,580)
Loss on sale of product line	—	24,999	—
Cumulative effect of change in accounting for goodwill	98,270	—	—
Cumulative effect of change in accounting for derivative financial instruments	—	(4,167)	—
Other	6,176	(1,753)	5,716
Increase (decrease) in cash from working capital changes:
Accounts receivable	(18,427)	(58,385)	(34,064)
Inventories	(41,651)	(6,668)	(9,549)
Prepaid expenses and other current assets	(11,168)	441	(8,768)
Accounts payable, accrued expenses and deferred revenue	(5,366)	30,805	(26,339)
Income taxes payable and tax benefits from stock options	(5,305)	51,874	63,607

Cash flows from operating activities	219,667	221,445	181,415

Cash Flows from Investing Activities:
Purchases of investments	(476,683)	(978,595)	(553,506)
Sales and maturities of investments	568,541	522,400	754,437
Purchases of equity securities	(4,050)	(11,138)	(29,102)
Proceeds from sale of equity securities	4,773	2,467	33,124
Purchase of property, plant and equipment	(225,437)	(184,304)	(79,762)
Sale of property, plant and equipment	1,994	1,047	26
Proceeds from sale of product line	—	15,862	—
Acquisitions, net of acquired cash	—	(74,460)	(643,779)
Investments in unconsolidated affiliates	(25,260)	(39,677)	(23,497)
Note received from collaborator	(7,000)	—	—
Other	3,928	6,763	(8,235)

Cash flows from investing activities	(159,194)	(739,635)	(550,294)

The accompanying notes are an integral part of these consolidated financial statements.

GCS-74

	For the Years Ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Cash Flows from Financing Activities:
Proceeds from issuance of common stock	31,898	91,517	116,181
Proceeds from draw on credit facility	50,000	—	—
Proceeds from issuance of debt	—	579,062	350,000
Payments of debt and capital lease obligations	(7,787)	(156,743)	(5,000)
Bank overdraft	(2,442)	8,058	12,306
Payments of notes receivable from stockholders	974	2,841	—
Other	4,007	4,942	2,076

Cash flows from financing activities	76,650	529,677	475,563

Effect of exchange rate changes on cash	22,677	(689)	(627)

Increase in cash and cash equivalents	159,800	10,798	106,057
Cash and cash equivalents at beginning of period	247,011	236,213	130,156

Cash and cash equivalents at end of period	$406,811	$247,011	$236,213

Supplemental disclosures of cash flows:
Cash paid during the year for:
Interest, net of capitalized interest	$24,494	$31,065	$13,785
Income taxes	$37,747	$17,504	$34,014
Supplemental disclosures of non-cash transactions:
Acquisitions—Note C.
Dispositions of assets—Note D.
Property, Plant and Equipment—Note H.
Investment in Joint Ventures—Note K.
Conversion of 5 1/4% convertible subordinated notes—Note M.
Conversion of 5% convertible subordinated debentures—Note M.

In conjunction with the acquisitions of Novazyme, Focal, Wyntek, GDP, Biomatrix and GelTex, we assumed the following assets and liabilities:

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

GCS-75

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

	Shares			Dollars
	2002	2001	2000	2002	2001	2000
	(Amounts in thousands)			(Amounts in thousands)
COMMON STOCK:
GENZYME GENERAL STOCK:
Balance at beginning of year	213,179	191,182	168,704	$2,132	$1,912	$1,688
Issuance of Genzyme General Stock under stock plans	1,621	5,406	6,706	16	54	66
Exercise of warrants and stock purchase rights	14	127	—	—	1	—
Shares issued for acquisition of GelTex	—	—	15,772	—	—	158
Shares issued for acquisition of Novazyme	—	2,562	—	—	26	—
Shares issued in connection with conversion of 5 1/4% convertible notes	—	12,597	—	—	126	—
Shares issued in connection with conversion of 5% convertible debentures	—	1,305	—	—	13	—

Balance at end of year	214,814	213,179	191,182	$2,148	$2,132	$1,912

BIOSURGERY STOCK:
Balance at beginning of year	39,554	36,398	—	$395	$364	$—
Issuance of Biosurgery Stock under stock plans	302	384	46	3	4	—
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	—	—	9,092	—	—	91
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	—	—	9,679	—	—	97
Shares issued in connection with conversion of 5 1/4% convertible notes	—	685	—	—	6	—
Shares issued in connection with investment in Myosix	626	—	—	7	—	—
Shares issued for acquisition of Focal	—	2,087	—	—	21	—
Shares issued for acquisition of Biomatrix	—	—	17,581	—	—	176

Balance at end of year	40,482	39,554	36,398	$405	$395	$364

MOLECULAR ONCOLOGY STOCK:
Balance at beginning of year	16,762	15,905	13,421	$168	$159	$134
Issuance of Molecular Oncology Stock under stock plans	137	175	345	1	2	4
Sales of Molecular Oncology Stock	—	—	2,139	—	—	21
Shares issued in connection with conversion of 5 1/4% convertible notes	—	682	—	—	7	—

Balance at end of year	16,899	16,762	15,905	$169	$168	$159

SURGICAL PRODUCTS STOCK:
Balance at beginning of year			14,835			$148
Issuance of Surgical Products Stock under stock plans			169			2
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery			(15,004)			(150)

Balance at end of year			—			$—

TISSUE REPAIR STOCK:
Balance at beginning of year			28,504			$285
Issuance of Tissue Repair Stock under stock plans			374			4
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery			(28,878)			(289)

Balance at end of year			—			$—

The accompanying notes are an integral part of these consolidated financial statements.

GCS-76

	2002	2001	2000
	(Amounts in thousands)
ADDITIONAL PAID-IN CAPITAL:
GENZYME GENERAL STOCK:
Balance at beginning of year	$1,748,196	$1,267,427	$634,383
Issuance of Genzyme General Stock under stock plans	30,395	86,651	85,315
Exercise of warrants and stock purchase rights	233	2,290	—
Allocation of cash to Genzyme Biosurgery for Biosurgery designated shares	—	(12,000)	—
Allocation to Genzyme Tissue Repair for Tissue Repair designated shares	—	—	(9,910)
Allocation of cash to Genzyme Molecular Oncology for Molecular Oncology designated shares	—	(4,040)	(15,000)
Allocation of cash to Genzyme Molecular Oncology in exchange for the reallocation of diagnostic assets from Genzyme Molecular Oncology to Genzyme General	—	(32,000)	—
Payment from Genzyme Biosurgery in connection with transfer of NeuroCell joint venture interest	27,063	—	—
Tax benefit from disqualified dispositions	8,410	50,176	17,041
Conversion of 5 1/4% convertible notes	—	245,946	—
Conversion of 5% convertible debentures	—	21,187	—
Acquisition of Novazyme	—	119,572	—
Acquisition of GelTex	—	—	554,063
Stock based compensation expense	—	—	1,536
Other	(3,334)	2,987	(1)

Balance at end of year	$1,810,963	$1,748,196	$1,267,427

BIOSURGERY STOCK:
Balance at beginning of year	$843,544	$823,353	$—
Issuance of Biosurgery Stock under stock plans	936	1,551	298
Allocation of cash from Genzyme General for Biosurgery designated shares	—	12,000	—
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	—	—	377,090
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	—	—	228,288
Payment to Genzyme General in connection with transfer of NeuroCell joint venture interest	(27,063)	—	—
Issuance of Biosurgery Stock in connection with investment in Myosix	1,581	—	—
Acquisition of Focal	—	9,780	—
Acquisition of Biomatrix	—	—	217,719
Other	4,366	(3,140)	(42)

Balance at end of year	$823,364	$843,544	$823,353

MOLECULAR ONCOLOGY STOCK:
Balance at beginning of year	$148,481	$111,484	$67,672
Issuance of Molecular Oncology Stock under stock plans	314	957	1,829
Allocation of cash from Genzyme General for Molecular Oncology designated shares	—	4,040	15,000
Issuance of Molecular Oncology Stock in connection with public offering	—	—	26,980
Allocation of cash from Genzyme General in exchange for the reallocation of diagnostic assets from Genzyme Molecular Oncology to Genzyme General	—	32,000	—
Issuance of Molecular Oncology Stock in connection with conversion of 5 1/4% convertible notes	—	(7)	—
Other	4	7	3

Balance at end of year	$148,799	$148,481	$111,484

SURGICAL PRODUCTS STOCK:
Balance at beginning of year			$376,123
Issuance of Surgical Products Stock under stock plans			908
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery			(377,031)

Balance at end of year			$—

The accompanying notes are an integral part of these consolidated financial statements.

GCS-77

	2002	2001	2000
	(Amounts in thousands)
TISSUE REPAIR STOCK:
Balance at beginning of year			$217,103
Issuance of Tissue Repair Stock under stock plans			794
Issuance of Tissue Repair Stock in connection with research program			289
Allocation of cash from Genzyme General for Tissue Repair designated shares			9,910
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery			(228,096)

Balance at end of year			$—

DEFERRED COMPENSATION
Balance at beginning of year	$(2,377)	$(9,943)	$(134)
Deferred compensation associated with GelTex acquisition	—	—	(10,206)
Deferred compensation associated with Biomatrix acquisition	—	—	(66)
Deferred compensation associated with Novazyme acquisition	—	(2,630)	—
Amortization of deferred compensation	1,335	10,196	463
Adjustment for terminated employees	437	—	—

Balance at end of year	$(605)	$(2,377)	$(9,943)

NOTES RECEIVABLE FROM STOCKHOLDERS:
Balance at beginning of year	$(13,245)	$(14,760)	$—
Notes acquired in connection with Biomatrix acquisition	—	—	(14,760)
Notes acquired in connection with Focal acquisition	—	(367)	—
Notes acquired in connection with Novazyme acquisition	—	(1,316)	—
Accrued interest receivable on Biomatrix notes	(613)	—	—
Accrued interest receivable on Focal notes	(9)	(168)	—
Accrued interest receivable on Novazyme notes	—	(16)	—
Payments of Biomatrix notes receivable	—	2,769	—
Payments and write-off of Focal notes receivable	369	72	—
Payments of notes receivable from Novazyme stockholders	792	541	—

Balance at end of year	$(12,706)	$(13,245)	$(14,760)

ACCUMULATED DEFICIT:
Balance at beginning of year	$(117,894)	$(5,738)	$57,202
Net loss	(13,074)	(112,156)	(62,940)

Balance at end of year	$(130,968)	$(117,894)	$(5,738)

ACCUMULATED OTHER COMPREHENSIVE INCOME, NET OF TAX:
Balance at beginning of year	$(211)	$883	$1,788
Foreign currency translation adjustments	80,191	(6,003)	(14,569)
Additional minimum pension liability, net of tax	(2,529)	—	—
Change in unrealized gains (losses) on investments and derivatives	(21,173)	4,909	13,664

Accumulated other comprehensive income (loss)	$56,278	$(211)	$883

The accompanying notes are an integral part of these consolidated financial statements.

GCS-78

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

  •
  renal products, with a focus on products that treat patients suffering from renal diseases, including chronic renal failure;

  •
  diagnostic products, with a focus on in vitro diagnostics; and

  •
  other products and services, such as genetic testing services and pharmaceutical drug materials;

  •
  Genzyme Biosurgery, which develops and markets biotherapeutic and biomaterial products, with an emphasis on orthopaedics, heart disease and broader surgical applications; and

  •
  Genzyme Molecular Oncology, which is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

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

  •
  Genzyme Biosurgery Division Common Stock = "Biosurgery Stock;" and

  •
  Genzyme Molecular Oncology Division Common Stock = "Molecular Oncology Stock."

        On December 18, 2000, we acquired Biomatrix and accounted for the acquisition as a purchase. Immediately prior to the acquisition, we combined two of our operating divisions, Genzyme Surgical Products and Genzyme Tissue Repair, to form a new division called Genzyme Biosurgery. We allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery. The combination of Genzyme Surgical Products and Genzyme Tissue Repair to form Genzyme Biosurgery did not result in any adjustments to the book values of the net assets of the divisions because they remained divisions of the same corporation. We present the financial statements of Genzyme Biosurgery as though the divisions had been combined for all periods presented, and include the operations of Biomatrix from the date of acquisition.

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

GCS-79

Uncertainties

        We are subject to risks and uncertainties common to companies in the biotechnology industry. These risks and uncertainties may affect our future results, and include:

  •
  our ability to successfully complete preclinical and clinical development of our products and services;

  •
  our ability to manufacture sufficient amounts of our products for development and commercialization activities and to do so in a timely and cost-efficient manner;

  •
  our ability to obtain timely regulatory approval of our products and services;

  •
  our ability to obtain and maintain adequate patent and other proprietary rights protection of our products and services and successfully enforce our proprietary rights;

  •
  the scope, validity and enforceability of patents and other proprietary rights held by third parties and their impact on our ability to commercialize our products and services;

  •
  the content and timing of submissions to and decisions made by the FDA and other regulatory agencies regarding our products, services and facilities;

  •
  our ability to manage inventories of our products;

  •
  our ability to maintain adequate insurance coverage for any claims that may be asserted against us;

  •
  the accuracy of our estimates of the size and characteristics of the markets to be addressed by our products and services, including growth estimates;

  •
  market acceptance of our products and services;

  •
  our ability to obtain reimbursement for our products and services by third party payors, and the extent of such coverage;

  •
  our ability to establish and maintain licenses, strategic collaborations and distribution arrangements;

  •
  the continued funding and operation of our joint ventures; and

  •
  the accuracy of our information regarding the products and resources of our competitors and potential competitors.

Basis of Presentation

        Our consolidated financial statements for each period include the balance sheets, results of operations and cash flows of each of our divisions, and for our corporate operations taken as a whole. We eliminate all significant intracompany items and transactions in consolidation. We have reclassified certain 2001 and 2000 data to conform with our 2002 presentation.

Tracking Stocks

        We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specific subset of our business

GCS-80

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

        Shares of Biosurgery Stock and Molecular Oncology Stock are subject to certain exchange and redemption provisions as set forth in our charter. One of the exchange provisions allows our board of directors to exchange, at any time, shares of Biosurgery Stock and/or Molecular Oncology Stock for cash, shares of Genzyme General Stock, or a combination of both, valued at a 30% premium to the fair market value (as defined in our charter) of the series of stock being exchanged.

        To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with accounting principles generally accepted in the U.S. and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock, combine existing tracking stocks, or change our earnings allocation methodology. Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we provide financial statements and management's discussion and analysis for the corporation and each of our divisions to aid investors in evaluating our performance and the performance of each of our divisions.

        While each tracking stock is designed to reflect a division's performance, each is common stock of Genzyme Corporation and not of a division. Our divisions are not separate companies or legal entities,

GCS-81

and therefore do not and cannot issue stock. Holders of tracking stock have no specific rights to assets allocated to the corresponding division. We continue to hold title to all of the assets allocated to the corresponding division and are responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders are, therefore, subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stockholders in the combined assets of Genzyme in the proportions set forth in our charter.

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

GCS-82

Principles of Consolidation

        Our consolidated financial statements include the accounts of our wholly owned and majority owned subsidiaries. For consolidated majority owned subsidiaries in which we own greater than 50% or exercise control, we record a minority interest in the consolidated financial statements to account for the ownership interest of the minority owner. We use the equity method to account for investments in entities in which we have a substantial ownership interest (20% to 50%), or over which we exercise significant influence. Our consolidated net income includes our share of the earnings of these entities. All significant intercompany accounts and transactions have been eliminated in consolidation.

        We accounted for our investment in GTC under the equity method until May 2002, at which point we ceased to have significant influence over GTC. We began accounting for our investment in GTC under the cost method of accounting in June 2002.

        For additional information on our investments, please read Note J., "Investments in Marketable Securities and Strategic Equity Investments," below.

Dividend Policy

        We have never paid a cash dividend on shares of our stock. We currently intend to retain our earnings to finance future growth and do not anticipate paying any cash dividends on our stock in the foreseeable future.

Use of Estimates

        Under accounting principles generally accepted in the U.S., we are required to make certain estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in our financial statements. Our actual results could differ from these estimates.

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

Investments

        We invest our excess cash balances in short-term and long-term marketable securities. As part of our strategic relationships, we may also invest in equity securities of other biotechnology companies. We use the equity method to account for investments in entities in which we have a substantial ownership interest (20% to 50%), or over which we exercise significant influence. Other investments are accounted for as described below.

GCS-83

        We classify all of our marketable equity investments as available-for-sale. We classify our investments in marketable debt securities as either held-to-maturity or available-for-sale based on facts and circumstances present at the time we purchase the securities. As of each balance sheet date presented, we classified all of our investments in debt securities as available-for-sale. We report available-for-sale investments at fair value as of each balance sheet date and include any unrealized holding gains and losses (the adjustment to fair value) in stockholders' equity. Realized gains and losses are determined on the specific identification method and are included in investment income. If any adjustment to fair value reflects a decline in the value of the investment, we consider all available evidence to evaluate the extent to which the decline is "other than temporary" and mark the investment to market through a charge to our statement of operations. Investments in equity securities for which fair value is not readily determinable are carried at cost, subject to review for impairment. We classify our investments with remaining maturities of 12 months or less as short-term investments. We classify our investments with remaining maturities of greater than twelve months as long-term investments, unless we do not expect to hold the investment to maturity.

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

  •
  expired inventory.

        We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would likely result in the write-off of the inventory and a charge to earnings. At December 31, 2002, our total inventories included $7.5 million of inventory for products that have not yet been approved for sale. In addition, at December 31, 2002, a joint venture in which we have a 50% ownership interest has $17.3 million of inventory for a product that has not yet been approved for sale, of which $8.6 million represents our portion of the unapproved inventory of the joint venture.

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

        We generally compute depreciation using the straight-line method over the estimated useful lives of the assets. We compute useful lives as follows:

  •
  plant and equipment—three to fifteen years;

  •
  furniture and fixtures—five to seven years; and

GCS-84

  •
  buildings—20 to 40 years.

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

        For products we expect to be commercialized, we capitalize, to construction-in-progress, the costs we incur in validating the manufacturing process. We begin this capitalization when we consider the product to have demonstrated technological feasibility and end this capitalization when the asset is substantially complete and ready for its intended use. These capitalized costs include incremental labor and direct material, and incremental fixed overhead and interest. We depreciate these costs using the straight-line method or the units-of-production method.

Goodwill and Other Intangible Assets

        Our intangible assets consist of:

  •
  goodwill;

  •
  covenants not to compete;

  •
  purchased technology rights;

  •
  customer lists; and

  •
  patents, trademarks and trade names.

        Effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that ratable amortization of goodwill and certain intangibles be replaced with periodic tests of goodwill's impairment and that other intangibles be amortized over their useful lives unless these lives are determined to be indefinite. SFAS No. 142 requires that goodwill be tested annually for impairment under a two-step impairment process or whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable.

        We amortize other intangible assets using the straight-line method over useful lives of 1.5 years to 40 years.

Accounting for the Impairment of Long-Lived Assets

        We periodically evaluate our long-lived assets for potential impairment under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We perform these evaluations whenever events or changes in circumstances suggest that the carrying amount of an asset or group of assets is not recoverable. Indicators of potential impairment include:

  •
  a significant change in the manner in which an asset is used;

  •
  a significant decrease in the market value of an asset;

  •
  a significant adverse change in its business or the industry in which it is sold; and

GCS-85

  •
  a current period operating cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the asset.

        If we believe an indicator of potential impairment exists, we test to determine whether impairment recognition criteria in SFAS No. 144 have been met. We charge impairments of the long-lived assets to operations if our evaluations indicate that the carrying values of these assets are not recoverable.

Translation of Foreign Currencies

        We translate the financial statements of our foreign subsidiaries from local currency into U.S. dollars using:

  •
  the current exchange rate at each balance sheet date for assets and liabilities;

  •
  the average exchange rate prevailing during each period for revenues and expenses; and

  •
  the historical exchange rate for our investments in our foreign subsidiaries.

We consider the local currency for all of our foreign subsidiaries to be the functional currency for that subsidiary. As a result, we included translation adjustments net of tax for these subsidiaries in stockholders' equity. We also record as a charge or credit to stockholders' equity exchange gains and losses on intercompany balances that are of a long-term investment nature. Our stockholders' equity includes net cumulative foreign currency credits of $40.0 million at December 31, 2002 and net cumulative foreign currency charges of $(40.2) million at December 31, 2001.

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

        In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations for the year ended December 31, 2001, to recognize the fair value of warrants to purchase shares of GTC common stock that we held on January 1, 2001. Transition adjustments pertaining to interest rate swaps designated as cash-flow hedges and foreign currency forward contracts were not significant.

Revenue Recognition

        We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, title and risk of loss have passed to the customer and collection from the customer is reasonably assured. We recognize revenue from service sales, such as Carticel chondrocyte

GCS-86

services and genetic testing services, when we have finished providing the service. We recognize revenue from contracts to perform research and development services and selling and marketing services over the term of the applicable contract and as we complete our obligations under that contract. We recognize non-refundable, up-front license fees over the related performance period or at the time we have no remaining performance obligations.

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

        We record allowances for product returns, rebates payable to Medicaid, managed care organizations or customers and sales discounts. These allowances are recorded as reductions of revenue at the time product sales are recorded. These amounts are based on our estimates of the amount of product in the distribution channel and the percent of end-users covered by Medicaid or managed care organizations. We record consideration paid to a customer or reseller of our products as a reduction of revenue unless we receive an identifiable and separable benefit for the consideration, and we can reasonably estimate the fair value of the benefit received. If both conditions are met, we record the consideration paid to the customer as an expense.

        We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers was to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

Research and Development

        We expense internal and external research and development costs, including costs of funded research and development arrangements, in the period incurred. We also expense the cost of purchased technology in the period of purchase if we believe that the technology has not demonstrated technological feasibility and that it does not have an alternative future use.

GCS-87

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

        We file a consolidated return and allocate income taxes to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to each division under accounting principles generally accepted in the U.S. as if it were a separate taxpayer. In preparing financial statements for our operating divisions we assess the realizability of our deferred tax assets at the division level. As a result, our consolidated tax provision may not equal the sum of the divisions' tax provisions.

        We have not provided for possible U.S. taxes on the undistributed earnings of foreign subsidiaries. We do not believe it is practical to determine the tax liability associated with the repatriation of our foreign earnings because it is our policy to indefinitely reinvest these earnings in non-U.S. operations. At December 31, 2002, these undistributed foreign earnings totaled approximately $81.7 million.

Comprehensive Income

        Comprehensive income consists of net income and all changes in equity from non-shareholder sources, including changes in unrealized gains and losses on investments, and on derivative instruments designated as hedges, foreign currency translation adjustments and minimum liabilities for accumulated benefit obligations, net of taxes.

Net Income (Loss) Per Share

        We calculate earnings per share for each series of stock using the two-class method. To calculate basic earnings per share for each series of stock, we divide the earnings allocated to each series of stock by the weighted average number of outstanding shares of that series of stock during the applicable period. When we calculate diluted earnings per share, we also include in the denominator all potentially dilutive securities outstanding during the applicable period. We allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock, as defined in our charter, is equal to the net income or loss of Genzyme General determined in accordance with accounting principles generally accepted in the U.S. and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Earnings attributable to Biosurgery Stock, Molecular Oncology Stock, Surgical Products Stock and Tissue Repair Stock are defined similarly and, as such, are based on the net income or loss of the corresponding division as adjusted for the allocation of tax benefits.

        We calculate the income tax provision of each division as if such division were a separate taxpayer, which includes assessing realizability of deferred tax assets at the division level. Our management and

GCS-88

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

	Year Ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Tax benefits allocated from:
Genzyme Biosurgery	$18,508	$24,593	$28,023
Genzyme Molecular Oncology	9,287	11,904	7,476

Total	$27,795	$36,497	$35,499

        Deferred tax assets and liabilities can arise from purchase accounting and relate to a division that does not satisfy the criteria for recognition. Such deferred tax assets and liabilities are allocated to the division to which the acquisition was allocated. As a result, the periodic changes in these deferred tax assets and liabilities do not result in a tax expense or benefit to that division. However, the change in these deferred tax assets and liabilities impacts our consolidated tax provision. Such change is added to division net income for purposes of determining net income allocated to a tracking stock.

        In future periods, Genzyme Biosurgery or Genzyme Molecular Oncology may recognize deferred tax assets in the calculation of their respective tax provisions determined on a separate division basis in accordance with accounting principles generally accepted in the U.S. However, to the extent the benefit of those deferred tax assets has been previously allocated to Genzyme General in accordance with the management and accounting policies, the benefit will be reflected as a reduction of net income in determining net income attributable to Biosurgery Stock or Molecular Oncology Stock. As of December 31, 2002, the total tax benefits previously allocated to Genzyme General were (in thousands):

Genzyme Biosurgery	$211,820
Genzyme Molecular Oncology	45,715

Accounting for Stock Based Compensation

        On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123." This standard amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for those companies that voluntarily change to the fair value based method of accounting for stock-based employee compensation. In addition, this standard amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. We have not adopted the fair value method of accounting for stock-based compensation and will continue to apply the provisions of APB

GCS-89

Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. We do not recognize compensation expense for options granted under the provisions of these plans with fixed terms and an exercise price greater than or equal to the fair market value of the underlying series of our common stock on the date of grant. All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123, as amended, and EITF Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

        In accordance with the disclosure requirements of SFAS No. 148, the following table sets forth our net income (loss) data as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS No. 123 as amended, based on the fair value at the grant dates of

GCS-90

the awards. The resulting compensation expense would be allocated to each division in accordance with our allocation policies:

	For the Years Ended December 31,
	2002	2001	2000
	(Amounts in thousands, except per share amounts)
Net loss:
As reported	$(13,074)	$(112,156)	$(62,940)
Add: stock-based compensation included in as-reported, net of tax	844	6,444	1,394
Deduct: pro forma stock-based compensation expense, net of tax	(69,728)	(60,926)	(32,726)

Pro forma net loss	$(81,958)	$(166,638)	$(94,272)

Net income per share of Genzyme General Stock:
Basic:
Net income (loss) per share allocated to Genzyme General Stock—as reported	$0.83	$0.22	$0.71
Add: stock-based compensation, net of tax included in net income per share allocated to Genzyme General Stock as reported	0.00	0.03	0.01
Deduct: pro forma stock-based compensation expense per share, net of tax	(0.27)	(0.23)	(0.15)

Net income per share allocated to Genzyme General Stock—pro forma	$0.56	$0.02	$0.57

Diluted:
Net income per share allocated to Genzyme General Stock—as reported	$0.81	0.21	$0.68
Add: stock-based compensation, net of tax included in net income per share allocated to Genzyme General Stock as reported	0.00	0.03	0.00
Deduct: pro forma stock-based compensation expense per share, net of tax	(0.26)	(0.22)	(0.14)

Net income per share allocated to Genzyme General Stock—pro forma	$0.55	$0.02	$0.54

Net loss per share of Biosurgery Stock—basic and diluted:
As reported	$(4.20)	$(3.34)	$(2.40)
Deduct: pro forma stock-based compensation expense per share, net of tax	(0.17)	(0.24)	—

Pro forma net loss	$(4.37)	$(3.58)	$(2.40)

Net loss per share of Molecular Oncology Stock—basic and diluted:
As reported	$(1.41)	$(1.82)	$(1.60)
Deduct: pro forma stock-based compensation expense per share, net of tax	(0.22)	(0.29)	(0.20)

Pro forma net loss	$(1.63)	$(2.11)	$(1.80)

Net loss per share of Surgical Products Stock—basic and diluted:
As reported			$(3.67)
Deduct: pro forma stock-based compensation expense per share, net of tax			(0.15)

Pro forma net loss			$(3.82)

Net loss per share of Tissue Repair Stock—basic and diluted:
As reported			$(0.69)
Deduct: pro forma stock-based compensation expense per share, net of tax			(0.07)

Pro forma net loss			$(0.76)

GCS-91

        We estimate the fair value of each option grant using the Black-Scholes option-pricing model. In computing the pro forma amounts, we used the following assumptions:

	Risk-Free Interest Rate	Volatility	Dividend Yield	Expected Option Life (In Years)	Average Fair Value
Genzyme General Stock:
2002	4.64%	54%	0%	5	$16.77
2001	5.08%	49%	0%	5	$25.66
2000	6.78%	48%	0%	5	$26.62
Biosurgery Stock:
2002	4.64%	91%	0%	5	$3.13
2001	5.08%	70%	0%	5	$4.06
2000	6.78%	58%	0%	5	$6.68
Molecular Oncology Stock:
2002	4.64%	105%	0%	5	$1.92
2001	5.08%	99%	0%	5	$11.33
2000	6.78%	94%	0%	5	$9.76
Surgical Products Stock:
2000	6.78%	58%	0%	5	$9.95
Tissue Repair Stock:
2000	6.78%	58%	0%	5	$8.21

New Accounting Pronouncements

        Asset Retirement Obligations.    In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 will be effective for our fiscal year ending December 31, 2003. The adoption of SFAS No. 143 is not expected to have a material impact on our consolidated or combined financial statements.

        Costs Associated with Exit or Disposal Activities.    In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost as defined in EITF Issue No. 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. We will adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002 as required by the standard.

        Guarantees.    In November 2002, the FASB issued FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34." FIN 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for

GCS-92

the fair value of the obligation undertaken in issuing certain guarantees. FIN 45 also requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. The accounting requirements for the initial recognition of guarantees are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for all guarantees outstanding, regardless of when they were issued or modified, beginning with periods ending after December 15, 2002. We have applied the disclosure provisions of FIN 45 as of December 31, 2002, as required (see Note O., "Commitments and Contingencies," to our consolidated financial statements). The adoption of FIN 45 did not have a material effect on our consolidated financial statements for the year ended December 31, 2002.

        Variable Interest Entities.    In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Variable interest entities that effectively disperse risk will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed. FIN 46 also requires enhanced disclosure requirements related to variable interest entities. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003.

GCS-93

Genzyme General Stock:

        As described in Note N., "Stockholders' Equity," we completed a two-for-one split of Genzyme General Stock by means of a 100% stock dividend paid to holders of Genzyme General Stock of record on May 24, 2001. All share and per share amounts for Genzyme General Stock have been retroactively revised for all periods presented to reflect the two-for-one split. The following table sets forth our computation of basic and diluted net income per share of Genzyme General Stock:

	For the Years Ended December 31,
	2002	2001	2000
	(Amounts in thousands, except per share amounts)
Genzyme General net income before cumulative effect of change in accounting for derivative financial instruments	$150,731	$3,879	$85,956
Cumulative effect of change in accounting for derivative financial instruments, net of tax	—	4,167	—

Genzyme General division net income	150,731	8,046	85,956
Tax benefit allocated from Genzyme Biosurgery	18,508	24,593	28,023
Tax benefit allocated from Genzyme Molecular Oncology	9,287	11,904	7,476

Net income allocated to Genzyme General Stock	$178,526	$44,543	$121,455

Shares used in computing net income per common share—basic	214,038	202,221	172,263
Effect of dilutive securities:
Stock options(1)	5,340	8,914	7,103
Warrants	10	41	—

Dilutive potential common shares	5,350	8,955	7,103

Shares used in computing net income per share—diluted(1,2)	219,388	211,176	179,366

Net income per share of Genzyme General Stock:
Basic:
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$0.83	$0.20	$0.71
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax(3)	—	0.02	—

Net income per share allocated to Genzyme General Stock	$0.83	$0.22	$0.71

Diluted(1,2):
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$0.81	$0.19	$0.68
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax(3)	—	0.02	—

Net income per share allocated to Genzyme General Stock	$0.81	$0.21	$0.68

(1)
We did not include the securities described in the following table in the computation of Genzyme General's diluted earnings per share for each period because these securities had an exercise price greater than the average market price of Genzyme General Stock:

	December 31,
	2002	2001	2000
	(Amounts in thousands)
Shares of Genzyme General Stock issuable for options	13,576	2,170	3,492
Shares of Genzyme General Stock issuable for warrants	—	—	92

Total shares with exercise prices greater than the average market price of Genzyme General Stock during the period	13,576	2,170	3,584

(2)
We did not include the potentially dilutive effect of the assumed conversion of the $575.0 million in principal of 3% convertible subordinated debentures allocated to Genzyme General in the computation of Genzyme General's dilutive earnings per share for the years ended December 31, 2002 and 2001, because the conditions for conversion had not been

GCS-94

  met. The debentures are contingently convertible into approximately 8.2 million shares of Genzyme General Stock at an initial conversion price of $70.30 per share.

(3)
On January 1, 2001, we adopted SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138. In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations and in the combined statements of operations of Genzyme General to recognize the fair value of our warrants to purchase shares of GTC common stock held on January 1, 2001 and allocated to Genzyme General.

Biosurgery Stock:

        We created Biosurgery Stock on December 18, 2000. We formed Genzyme Biosurgery by combining two of our divisions, Genzyme Surgical Products and Genzyme Tissue Repair and simultaneously acquiring Biomatrix. Accordingly, we amended our charter to create Biosurgery Stock and eliminate Surgical Products Stock and Tissue Repair Stock. Each outstanding share of, or option to purchase, Surgical Products Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock, and each outstanding share of, or option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock. Net loss allocated to Biosurgery Stock for the year ended December 31, 2000 consists of the net loss of Genzyme Biosurgery from December 18, 2000, the date Biosurgery Stock was initially issued, through December 31, 2000. Prior to December 18, 2000, the losses of Genzyme Surgical Products and Genzyme Tissue Repair, were allocated to Surgical Products Stock and Tissue Repair Stock. For all periods presented, basic and diluted net loss per share of Biosurgery Stock are the same. We did not include the securities described in the following table in the computation of Biosurgery Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Biosurgery Stock.

	December 31,
	2002	2001	2000(1)
	(Amounts in thousands)
Shares of Biosurgery Stock issuable for options	7,573	5,582	4,739
Warrants to purchase Biosurgery Stock	7	8	3
Biosurgery designated shares issuable upon conversion of 5 1/4% convertible subordinated notes allocated to Genzyme General(2,3)	—	—	685
Biosurgery designated shares reserved for options(3)	77	93	111
Biosurgery designated shares(3)	3,118	3,105	1,195
Shares of Biosurgery Stock issuable upon conversion of 6.9% convertible subordinated note allocated to Genzyme Biosurgery(4)	358	358	358

Total shares excluded from the calculation of diluted net loss per share of Biosurgery Stock	11,133	9,146	7,091

(1)
For the period from December 18, 2000 through December 31, 2000.

(2)
These shares were issued upon conversion of our 5 1/4% convertible subordinated notes in June 2001.

(3)
Biosurgery designated shares are shares of Biosurgery Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Biosurgery. As of December 31, 2002, there were approximately 3.2 million Biosurgery designated shares.

(4)
These shares are issuable upon the conversion of the 6.9% convertible subordinated note we assumed in connection with our acquisition of Biomatrix. This note is due May 14, 2003.

GCS-95

Molecular Oncology Stock:

        For all periods presented, basic and diluted net loss per share of Molecular Oncology Stock are the same. We did not include the securities described in the following table in the computation of Molecular Oncology Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Molecular Oncology Stock.

	December 31,
	2002	2001	2000
	(Amounts in thousands)
Shares of Molecular Oncology Stock issuable for options	2,870	1,370	862
Warrants to purchase Molecular Oncology Stock	—	—	10
Molecular Oncology designated shares issuable upon conversion of 5 1/4% convertible subordinated notes allocated to Genzyme General(1,2)	—	—	682
Molecular Oncology designated shares(2)	1,651	1,651	1,318

Total shares excluded from the calculation of diluted net loss per share of Molecular Oncology Stock	4,521	3,021	2,872

(1)
These shares were issued upon conversion of our 5 1/4% convertible subordinated notes in June 2001.

(2)
Molecular Oncology designated shares are shares of Molecular Oncology Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Molecular Oncology. As of December 31, 2002, there were approximately 1.7 million Molecular Oncology designated shares.

Surgical Products Stock:

        For the period presented basic and diluted net loss per share of Surgical Products Stock is the same. We did not include the securities described in the following table in the computation of Surgical Products Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Surgical Products Stock.

December 31, 2000(1)
(Amounts in thousands)
Shares of Surgical Products Stock issuable for options	450
Surgical Products designated shares issuable upon conversion of 5 1/4% convertible subordinated notes allocated to Genzyme General(2)	1,130

Total shares excluded from the calculation of diluted net loss per share of Surgical Products Stock(3)	1,580

(1)
For the period from January 1, 2000 through December 18, 2000.

GCS-96

(2)
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

Tissue Repair Stock:

        For the period presented, basic and diluted net loss per share of Tissue Repair Stock is the same. We did not include the securities described in the following table in the computation of Tissue Repair Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Tissue Repair Stock.

December 31, 2000(1)
(Amounts in thousands)
Shares of Tissue Repair Stock issuable for options	2,934
Tissue Repair designated shares(2)	1,285

Total shares excluded from the calculation of diluted net loss per share of Tissue Repair Stock(3)	4,219

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

NOTE C. ACQUISITIONS

Novazyme

        In September 2001, we acquired all of the outstanding capital stock of Novazyme for an initial payment of approximately 2.6 million shares of Genzyme General Stock. Novazyme shareholders received 0.5714 of a share of Genzyme General Stock for each share of Novazyme common stock they held. We will be obligated to make two additional payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive U.S. marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies by specified dates. In connection with the merger, we also assumed all of the outstanding options, warrants and rights to purchase Novazyme

GCS-97

common stock and exchanged them for options, warrants and rights to purchase Genzyme General Stock, on an as-converted basis. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Novazyme are included in our consolidated financial statements and the combined financial statements of Genzyme General from September 26, 2001, the date of acquisition.

        The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (amounts in thousands):

Issuance of 2,562,182 shares of Genzyme General Stock	$110,584
Issuance of options to purchase 158,840 shares of Genzyme General Stock	6,274
Issuance of warrants to purchase 25,338 shares of Genzyme General Stock	894
Issuance of rights to purchase 66,846 shares of Genzyme General Stock	1,839
Acquisition costs	951

Total purchase price.	$120,542

Cash and cash equivalents	$5,194
Other assets	125
Property, plant & equipment	4,475
Goodwill	17,177
In-process research and development	86,800
Deferred tax asset	8,328
Assumed liabilities	(2,795)
Liabilities for exit activities and integration	(1,740)
Notes receivable from stockholders	1,316
Deferred compensation	2,630
Deferred tax liability	(968)

Allocated purchase price	$120,542

        Because our acquisition of Novazyme was completed after June 30, 2001, the provisions of SFAS No. 141 and certain provisions of SFAS No. 142 apply from the date of acquisition. Accordingly, we are not ratably amortizing the goodwill resulting from the acquisition of Novazyme. Instead, we test the goodwill's impairment on a periodic basis in accordance with the provisions of SFAS No. 142.

        We issued approximately 2.6 million shares of Genzyme General Stock to Novazyme's shareholders. These shares were valued at $110.6 million using the average trading price of Genzyme General Stock for the four day trading period ending on September 26, 2001, the date of acquisition. Options, warrants and rights to purchase shares of Genzyme General Stock were valued at $9.0 million using the Black-Scholes model. In accordance with FIN 44, at the date of acquisition we allocated the $2.6 million intrinsic value of the portion of the unvested options related to the future service period to deferred compensation in stockholders' equity. We are amortizing the unvested portion to operating expense over the remaining vesting period of approximately 22 months.

GCS-98

        In connection with our acquisition of Novazyme, we acquired a technology platform that we believe can be leveraged in the development of treatments for various LSDs. As of the acquisition date, the technology platform had not achieved technological feasibility and would require significant further development to complete. Accordingly, we allocated to IPR&D, and charged to expense, $86.8 million, representing the portion of the purchase price attributable to the technology platform. In accordance with accounting principles generally accepted in the U.S., the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and the combined financial statements of Genzyme General for the year ended December 31, 2001.

        Our management assumes responsibility for determining the IPR&D valuation. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the probability-adjusted net cash flows expected to result once the technology has reached technological feasibility and is utilized in the treatment of certain LSDs. A discount rate of 16% was applied to estimate the present value of these cash flows and is consistent with the overall risks of the platform technology. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology and adjusted the future cash flows to reflect the contribution of value from these assets. In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered. The platform technology is specific to LSDs and there is currently no alternative use for the technology in the event that it fails as a platform for enzyme replacement therapy for the treatment of LSDs.

        The staff of the FTC, is investigating our acquisition of Novazyme. The FTC is one of the agencies responsible for enforcing federal antitrust laws, and, in this investigation, it is evaluating whether there are anti-competitive aspects of the Novazyme transaction that the government should seek to negate. While we do not believe that the acquisition should be deemed to contravene antitrust laws, we have been cooperating in the FTC investigation. At this stage, we cannot predict with precision the likely outcome of the investigation or how that outcome will impact our business. As with any litigation or investigation, there are ongoing costs associated with responding to the investigation, both in terms of management time and out-of-pocket expenses.

Focal

        In January 2001, Focal, a developer of synthetic biopolymers used in surgery, exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. We allocated this investment to Genzyme Biosurgery. On June 30, 2001, we acquired the remaining 78% of the outstanding shares of Focal common stock in an exchange of shares of Biosurgery Stock for shares of Focal common stock. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock as merger consideration. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for options to purchase Biosurgery Stock on an as-converted basis. We allocated the acquired assets and liabilities to Genzyme Biosurgery and accounted for the acquisition as a purchase. Accordingly, we included the results of operations of Focal in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from the date of acquisition.

GCS-99

        The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (amounts in thousands):

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

Wyntek

        In June 2001, we acquired all of the outstanding capital stock of Wyntek for an aggregate purchase price of $65.4 million. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, we included the results of operations of Wyntek in our consolidated financial statements and the combined financial statements of Genzyme General from June 1, 2001, the date of acquisition.

        The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (amounts in thousands):

Cash paid	$65,000
Acquisition costs	350

Total purchase price	$65,350

Cash and cash equivalents	$4,974
Other current assets	4,966
Property, plant & equipment	1,843
Intangible assets (to be amortized straight-line over 5 to 10 years)	39,444
Goodwill	20,316
In-process research and development	8,768
Deferred tax assets	2,255
Assumed liabilities	(2,784)
Deferred tax liability	(14,432)

Allocated purchase price	$65,350

GCS-100

        In connection with the acquisition of Wyntek we allocated approximately $8.8 million of the purchase price to IPR&D. Our management assumes responsibility for determining the IPR&D valuation. We estimated the fair value assigned to purchased IPR&D by discounting, to present value, the cash flows expected to result from the project once it has reached technological feasibility. We applied a discount rate of 25% to estimate the present value of these cash flows, which was consistent with the risks of the project. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased IPR&D was the amount attributable to the efforts of Wyntek up to the time of acquisition.

        In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered for the program under development. The acquired IPR&D consists of Wyntek's work to complete the program. There are no alternative uses for the in-process program in the event that the program fails in clinical trials or is otherwise not feasible. The development effort for the acquired IPR&D does not possess an alternative future use for us as defined by accounting principles generally accepted in the U.S. Consequently, in accordance with accounting principles generally accepted in the U.S., the amount allocated to IPR&D was charged as an expense for the year ended December 31, 2001. We are amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 5 years to 10 years.

        As of December 31, 2002, the technological feasibility of the acquired program had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred. We expect to commercialize this product in early 2004.

Genzyme Development Partners, L.P.

        In January 2001, we acquired the outstanding Class A limited partnership interests in GDP for an aggregate of $25.7 million in cash plus royalties payable over ten years on sales of certain Sepra products. In August 2001, we purchased the remaining outstanding GDP limited partnership interests, consisting of two Class B interests, for an aggregate of $180,000 plus additional royalties payable over ten years on sales of certain Sepra products. We accounted for the acquisitions as purchases and allocated them to Genzyme Biosurgery. Accordingly, we include the results of operations of GDP in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from January 9, 2001, the date of acquisition of Class A interests.

        We allocated the purchase prices to the fair value of the intangible assets acquired as follows (amounts in thousands):

Total
Patents (to be amortized over 8 years)	$5,909
Trademarks (to be amortized over 10 years)	2,755
Technology (to be amortized over 10 years)	8,827
Goodwill	8,414

Total	$25,905

GCS-101

Biomatrix

        In December 2000, we completed the acquisition of Biomatrix. Concurrent with the acquisition, we created Genzyme Biosurgery as a new division. We reallocated the businesses of two of our operating divisions—Genzyme Surgical Products and Genzyme Tissue Repair—to Genzyme Biosurgery and allocated the acquired businesses of Biomatrix to Genzyme Biosurgery. As a result of this transaction, we amended our charter to create Biosurgery Stock and eliminated Surgical Products Stock and Tissue Repair Stock. Each outstanding share of, and option to purchase, Surgical Product Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock and each outstanding share of, or option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock.

        We accounted for the acquisition as a purchase and accordingly, the results of operations of Biomatrix are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from December 18, 2000, the date of acquisition.

        The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (amounts in thousands):

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

        The approximately 17.5 million shares of Biosurgery Stock issued in exchange for all of the outstanding shares of Biomatrix common stock were valued using the combined five day average closing prices of Surgical Products Stock and Tissue Repair Stock, divided by the applicable exchange ratios. Options and warrants to purchase approximately 1.7 million shares of Biosurgery Stock, issued in exchange for options and warrants to purchase Biomatrix common stock were valued at $11.4 million

GCS-102

using the Black-Scholes model. The intrinsic value of the portion of the unvested options related to the future service period was de minimis.

        Prior to the acquisition, Biomatrix sold 744,000 shares of its common stock to certain of its employees, directors and consultants in exchange for ten-year, full recourse promissory notes. The notes accrue interest at rates ranging from 5.30% to 7.18% and mature at various dates from May 2007 through September 2009, upon which all outstanding principal and accrued interest becomes payable. As a result of the acquisition, these shares were converted into 532,853 shares of Biosurgery Stock and we recorded $14.8 million of outstanding principal and accrued interest to stockholders' equity because the notes were received in exchange for the issuance of stock.

        At the date of acquisition, we began to formulate plans for certain exit and integration activities, including workforce reductions and the closure of Biomatrix's Canadian facility. Accordingly, we recorded liabilities of $6.7 million for severance and related integration costs and assigned to Biomatrix's Canadian facility a value equal to the amount we estimated that we would obtain upon disposal or sale. In 2002 and 2001, we recorded adjustments to and charges against the restructuring reserve as follows (amounts in thousands):

Liabilities for exit activities and integration recorded at acquisition	$6,716
Payments in 2000	(746)

Balance at December 31, 2000	5,970

Additional reserve recorded in 2001	1,500
Payments in 2001	(5,891)

Balance at December 31, 2001	1,579

Payments in 2002	(1,674)
Revision of estimate	95

Balance at December 31, 2002	$—

        In October 2001, we completed the sale of the Canadian facility for net proceeds of approximately $1.0 million, which we allocated to Genzyme Biosurgery. We adjusted the allocated fair value of the Canadian facility to equate to the proceeds of the disposal.

        As of December 31, 2002, the restructuring was complete and a total of $8.3 million of costs had been charged for exit activity and integration costs.

        In connection with the purchase of Biomatrix, we allocated approximately $82.1 million of the purchase price to IPR&D. In accordance with accounting principles generally accepted in the U.S., the amount allocated to IPR&D was charged to expense in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery for the year ended December 31, 2000.

        Our management is responsible for determining the fair value of the acquired IPR&D. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached technological feasibility. A 38% discount rate was used which is consistent with the risks of each project. In estimating future cash flows, management considered other tangible and intangible assets, including core technology, required for successful exploitation of the technology resulting from each purchased IPR&D project and adjusted future cash

GCS-103

flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased research and development was the amount attributable to the efforts of Biomatrix up to the time of acquisition. This amount was estimated through application of the "stage of completion" calculation, which involves multiplying total estimated revenue for IPR&D by the percentage of completion of each purchased research and development project at the time of acquisition.

        The significant assumptions underlying the valuations included potential revenues, costs of completion, the timing of product approvals and the selection of appropriate probability of success and discount rate. None of Biomatrix's IPR&D projects had reached technological feasibility at the date of acquisition nor did they have any alternative future use. Consequently, in accordance with accounting principles generally accepted in the U.S., the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery for the year ended December 31, 2000. Genzyme Biosurgery is amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 1.5 years to 11 years. As of December 31, 2002, except for our viscosupplementation product for the hip launched in Europe in 2002, the technological feasibility of the acquired programs and technology platforms had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

GelTex

        In December 2000, we acquired GelTex. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of GelTex are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition.

GCS-104

        The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (amounts in thousands):

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

        In connection with the purchase of GelTex, Genzyme General allocated approximately $118.0 million of the purchase price to IPR&D. Our management is responsible for determining the fair value of the acquired IPR&D. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached

GCS-105

technological feasibility. The discount rates used were consistent with the risks of each project, and ranged from 35% to 40%. In estimating future cash flows, management considered other tangible and intangible assets, including core technology, required for successful exploitation of the technology resulting from each purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased research and development was the amount attributable to the efforts of GelTex up to the time of acquisition. This amount was estimated through application of the "stage of completion" calculation, which calculation involves multiplying total estimated revenue for IPR&D by the percentage of completion of each purchased research and development project at the time of acquisition.

        The significant assumptions underlying the valuations included potential revenues, costs of completion, the timing of product approvals and the selection of appropriate probability of success and discount rate. None of the GelTex IPR&D projects had reached technological feasibility at the date of acquisition nor did they have any alternative future use. Consequently, in accordance with accounting principles generally accepted in the U.S., the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and the combined financial statements of Genzyme General for the year ended December 31, 2000. We are amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 5 years to 15 years. As of December 31, 2002, the technological feasibility of the acquired projects had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

        Except for our viscosupplementation product for the hip launched in Europe in 2002, substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technical feasibility. In addition, once research is completed, each product will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue and on the results of preclinical and clinical studies. We cannot give you assurances that any of these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially affected.

Unaudited Pro Forma Financial Summary

        The following unaudited pro forma financial summary is presented as if the acquisitions of Novazyme, Wyntek, Focal, GelTex and Biomatrix were completed as of January 1, 2001 and 2000. The unaudited pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisitions been consummated at these dates, or of the future operations of the combined entities. Material nonrecurring charges related to these acquisitions, such as acquired IPR&D charges of $86.8 million resulting from the acquisition of Novazyme, $8.8 million resulting from the acquisition of Wyntek, $118.0 million resulting from the acquisition of GelTex and $82.1 million

GCS-106

resulting from the acquisition of Biomatrix are not reflected in the following unaudited pro forma financial summary:

	For the Years Ended December 31,
	2001	2000
	(Amounts in thousands, except per share amounts)
Total revenues	$1,232,190	$1,039,771
Income (loss) before cumulative effect of change in accounting for derivative financial instruments	(44,168)	2,154
Cumulative effect of change in accounting for derivative financial instruments, net of tax	4,167	—

Net income (loss)	(40,001)	2,154
Net income allocated to Genzyme General Stock:
Net income allocated to Genzyme General Stock before cumulative effect of change in accounting for derivative financial instruments	$120,009	$153,825
Cumulative effect of change in accounting for derivative financial instruments	4,167	—

Net income allocated to Genzyme General Stock	$124,176	$153,825

Net income per share allocated to Genzyme General Stock:
Basic:
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$0.59	$0.81
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax	0.02	—

Net income per share allocated to Genzyme General Stock	$0.61	$0.81

Diluted
Net income per share before cumulative effect of change in accounting for derivative financial instruments principle	$0.56	$0.76
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax	0.02	—

Net income per share allocated to Genzyme General Stock	$0.58	$0.76

Weighted average shares outstanding:
Basic	204,107	190,597

Diluted	213,234	215,049

Net loss allocated to Biosurgery Stock—basic and diluted	$(134,459)	$(129,045)

Net loss per share allocated to Biosurgery Stock—basic and diluted	$(3.52)	$(3.36)

Weighted average shares outstanding—basic and diluted	39,019	38,438

GCS-107

NOTE D. DISPOSITION OF ASSETS

Snowden-Pencer Products

        In November 2001, we sold our Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery, for $15.9 million in net cash, which was allocated to Genzyme Biosurgery. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a net carrying value of approximately $41 million at the time of the sale. We recorded a loss of $25.0 million in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery in connection with this sale. We also recorded a related tax benefit of $4.7 million in our consolidated financial statements.

ATIII LLC

        In July 2001, we transferred our 50% ownership interest in ATIII LLC, to GTC. In exchange for our interest in the joint venture, we will receive a royalty on worldwide net sales (excluding Asia) of any of GTC's products based on ATIII beginning three years after the first commercial sale of each such product; up to a cumulative maximum amount of $30.0 million. We will allocate any royalty amounts that we receive to Genzyme General. Prior to the transfer, we consolidated the results of ATIII LLC, and allocated it to Genzyme General, because we had control of ATIII LLC through our combined, direct and indirect ownership interest in the joint venture.

NOTE E. DERIVATIVE FINANCIAL INSTRUMENTS

        We use an interest rate swap to mitigate the risk associated with a floating rate lease obligation, and have designated the swap as a cash flow hedge. The notional amount of this swap at December 31, 2002 was $25.0 million. Because the critical terms of the swap agreement correspond to the related lease obligation, there were no amounts of hedge ineffectiveness during 2002. No gains or losses were excluded from the assessment of hedge effectiveness. We record the differential to be paid or received on the swap as incremental interest expense. The fair value of the swap at December 31, 2002, representing the cash requirements to settle the agreement, was a loss of approximately $(3.9) million.

        We periodically enter foreign currency forward contracts, all of which have durations of three months. These contracts have not been designated as hedges and, accordingly, unrealized gains or losses on these contracts are reported in current earnings. The notional settlement amount of foreign currency forward contracts outstanding at December 31, 2002 was $46.2 million. At December 31, 2002, these contracts had a fair value of $2.3 million, representing an unrealized loss. This amount has been recorded in our consolidated statement of operations and the combined statement of operations for Genzyme General for the year ended December 31, 2002 and in accrued expenses in our consolidated balance sheet and the combined balance sheet of Genzyme General as of December 31, 2002.

        For the year ended December 31, 2002, we recorded a pre-tax charge of $2.1 million in other expense to reflect the change in value of our warrants to purchase shares of GTC common stock from January 1, 2002 to December 31, 2002. We also recorded a pre-tax charge of $1.6 million in other comprehensive income for the year ended December 31, 2002 to reflect the change in value of our interest rate swap contract during the period, net of tax.

GCS-108

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

NOTE F. ACCOUNTS RECEIVABLE

        Our trade receivables primarily represent amounts due from distributors, healthcare service providers, and companies and institutions engaged in research, development or production of pharmaceutical and biopharmaceutical products. We perform credit evaluations of our customers on an ongoing basis and generally do not require collateral. We state accounts receivable at fair value after reflecting an allowance for doubtful accounts. This allowance was $18.9 million at December 31, 2002 and $14.2 million at December 31, 2001.

NOTE G. INVENTORIES

	December 31,
	2002	2001
	(Amounts in thousands)
Raw materials	$45,751	$52,586
Work-in-process	77,274	64,925
Finished products	115,784	53,898

Total	$238,809	$171,409

        We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would likely result in the write-off of the inventory and a charge to earnings. At December 31, 2002, our total inventories include $7.5 million of inventory for products that have not yet been approved for sale. In addition, at December 31, 2002, a joint venture in which we have a 50% ownership interest has $17.3 million of inventory for a product that has not yet been approved for sale, of which $8.6 million represents our portion of the unapproved inventory of the joint venture.

GCS-109

NOTE H. PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2002	2001
	(Amounts in thousands)
Plant and equipment	$409,371	$317,707
Land and buildings	385,294	303,691
Leasehold improvements	122,707	122,800
Furniture and fixtures	29,661	23,139
Construction-in-progress	200,122	150,918

	1,147,155	918,255
Less accumulated depreciation	(344,707)	(282,941)

Property, plant and equipment, net	$802,448	$635,314

        Our depreciation expense was $62.5 million in 2002, $56.7 million in 2001 and $33.6 million in 2000.

        We capitalize costs we have incurred in validating the manufacturing process for products which have reached technological feasibility. As of December 31, 2002, capitalized validation costs, net of accumulated depreciation, were $15.3 million. We have capitalized the following amounts of interest costs incurred in financing the construction of our manufacturing facilities:

For the Years Ended December 31,
2002	2001	2000
$4.5 million	$4.2 million	$2.2 million

        The estimated cost to complete the assets under construction as of December 31, 2002 is $271.5 million.

        During 2001, we began constructing a recombinant protein manufacturing facility adjacent to our existing facilities in Framingham, Massachusetts, which we allocated to Genzyme General. During the quarter ended December 31, 2001, we suspended development of this site in favor of developing the manufacturing site we acquired from Pharming N.V. in Geel, Belgium and allocated to Genzyme General. Throughout 2002, we considered various alternative plans for use of the Framingham manufacturing facility, including contract manufacturing arrangements, and whether the $16.8 million of capitalized engineering and design costs for this facility would be applicable to the future development at this site. In December 2002, due to a change in our plans for future manufacturing capacity requirements, we determined that we would not proceed with construction of the Framingham facility for the foreseeable future. As a result, we recorded a charge in the fourth quarter of 2002 to write off $14.0 million of capitalized engineering and design costs that were specific to the Framingham facility. We allocated this charge to Genzyme General. The remaining $2.8 million of capitalized engineering and design costs were used in the construction of the Belgium manufacturing facility and, accordingly, have been reallocated as a capitalized cost of that facility.

        In 1997, we temporarily suspended bulk production of HA at our bulk HA manufacturing facility in Haverhill, England, because we determined that we had sufficient quantities of HA on hand to meet the demand for our Sepra products for the near term. In the first quarter of 2002, we began a capital

GCS-110

expansion program to build HA manufacturing capacity at one of our existing manufacturing facilities in Framingham, Massachusetts. During the third quarter of 2002, we determined that we had sufficient inventory levels to meet demand until the Framingham facility is completed and validated, which is estimated to be within one year. In connection with this assessment, at September 30, 2002, we concluded that we no longer require the manufacturing capacity at the HA plant in England and recorded an impairment charge of approximately $9.0 million in our consolidated statements of operations and the combined statements of operations of Genzyme Biosurgery to write off the assets at the England facility.

        In 2000, we recorded a $4.3 million charge for the write-off of abandoned equipment at our Springfield Mills manufacturing facility located in England. The write-off of equipment was related to the Sepra product line and did not have other alternative uses. We allocated this charge to Genzyme Biosurgery.

NOTE I. GOODWILL AND OTHER INTANGIBLE ASSETS

        In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and thus has been adopted by us effective at the beginning of fiscal year 2002.

  Goodwill

        Effective January 1, 2002, in accordance with the provisions of SFAS No. 142, we ceased amortizing goodwill. At January 1, 2002, our gross goodwill totaled $799.5 million, including $4.3 million of acquired workforce intangible assets previously classified as other intangible assets at December 31, 2001, net of related deferred tax liabilities, of which $1.6 million was allocated to our Therapeutics reporting segment, $0.8 million was allocated to our Diagnostic Products reporting segment and $1.8 million was allocated to Genzyme Biosurgery.

        In November 2001, we sold our Snowden-Pencer line of surgical instruments and recorded a loss of $25.0 million, which we allocated to Genzyme Biosurgery. Our subsequent test of the remaining long-lived assets related to the remaining products of our surgical instruments and medical devices business line, which make up the majority of Genzyme Biosurgery's cardiothoracic reporting unit, under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," did not indicate an impairment based on the undiscounted cash flows of the business. However, the impairment analysis indicated that the goodwill allocated to Genzyme Biosurgery's cardiothoracic reporting unit would be impaired if the analysis was done using discounted cash flows, as required by SFAS No. 142. Therefore, upon adoption of SFAS No. 142, we tested the goodwill of Genzyme Biosurgery's cardiothoracic reporting unit in accordance with the transitional provisions of that standard, using the present value of expected future cash flows to estimate the fair value of this reporting unit. We recorded an impairment charge of $98.3 million, which we reflected as a cumulative effect of a change in accounting for goodwill in our consolidated statements of operations and the combined statements of operations of Genzyme Biosurgery for the year ended December 31, 2002.

GCS-111

        We completed the transitional and annual impairment tests for the $592.1 million of net goodwill related to our other reporting units during 2002, as provided by SFAS No. 142, and determined that no additional impairment charges were required. We are required to perform impairment tests under SFAS No. 142 annually and whenever events or changes in circumstance suggest that the carrying value of an asset may not be recoverable.

        The following table contains the changes in our net goodwill during the year ended December 31, 2002 (amounts in thousands):

	As of December 31, 2001	Adjustments	Impairments	As of December 31, 2002
Goodwill:
Genzyme General:
Therapeutics(1)	$387,213	$(6,359)	$—	$380,854
Renal(2)	82,508	(31)	—	82,477
Diagnostic Products(3)	32,427	789	—	33,216
Other	56,462	171	—	56,633

Total	558,610	(5,430)	—	553,180
Genzyme Biosurgery(4,5)	236,621	(491)	(113,859)	122,271
Genzyme Molecular Oncology	—	—	—	—

Total	795,231	(5,921)	(113,859)	675,451
Accumulated amortization	(97,809)	(1,156)	15,589	(83,376)

Goodwill, net	$697,422	$(7,077)	$(98,270)	$592,075

(1)
Adjustments for our Therapeutics reporting segment include:

•
$(8.8) million resulting from an adjustment to the value assigned to the deferred tax assets and liabilities recorded in connection with our acquisition of GelTex;

•
$1.6 million of workforce intangible assets previously classified as other intangible assets, net of related deferred tax benefits, resulting from our acquisition of GelTex reclassified as required by SFAS No. 142;

•
$1.3 million resulting from an adjustment to value assigned to the deferred tax assets recorded in connection with our acquisition of Novazyme; and

•
a $(0.5) million net decrease in goodwill resulting primarily from the reversal of $(1.3) million of excess integration and exit activity costs accruals related to our acquisition of Novazyme.

(2)
During 2002, we created our Renal reporting segment consisting of amounts attributable to the manufacture and sale of Renagel phosphate binder and amounts attributable to our research and development programs focused on renal diseases. Previously, goodwill amounts attributable to the manufacture and sale of Renagel phosphate binder had been included as a component of our Therapeutics reporting segment. We have reclassified our 2001 goodwill disclosures by segment to conform to our 2002 presentation. Adjustments for our Renal reporting segment resulted from reclassifications related to our acquisition of GelTex.

(3)
Adjustments for our Diagnostic Products reporting segment represent workforce intangible assets previously classified as other intangible assets, net of related deferred tax benefits, resulting from our acquisition of Wyntek, reclassified as required by SFAS No. 142.

GCS-112

(4)
Adjustments for Genzyme Biosurgery include:

•
workforce intangible assets previously classified as other intangible assets, net of related deferred tax benefits, of $1.4 million resulting from our acquisition of Biomatrix and $0.4 million resulting from our acquisition of Focal reclassified as required by SFAS No. 142; and

•
$(2.3) million resulting from a reclassification adjustment related to our acquisition of Biomatrix.

(5)
Impairment for Genzyme Biosurgery represents the impairment charge we recorded in 2002, in accordance with the transitional provisions of SFAS No. 142, related to the goodwill allocated to Genzyme Biosurgery's cardiothoracic reporting unit.

  Other Intangible Assets

        The following table contains information on our other intangible assets for the periods presented (amounts in thousands):

	As of December 31, 2002			As of December 31, 2001
	Gross Other Intangible Assets	Accumulated Amortization	Net Other Intangible Assets	Gross Other Intangible Assets	Accumulated Amortization	Net Other Intangible Assets
Technology	$551,836	$(88,222)	$463,614	$551,743	$(44,253)	$507,490
Patents	196,997	(37,014)	159,983	196,968	(21,804)	175,164
Trademarks	91,754	(15,945)	75,809	91,754	(9,960)	81,794
License fees	26,862	(7,261)	19,601	25,460	(5,371)	20,089
Distribution agreements	13,950	(3,550)	10,400	13,950	(1,807)	12,143
Customer lists	8,324	(4,031)	4,293	8,324	(3,199)	5,125
Other	12,242	(11,464)	778	18,123	(10,704)	7,419

Total	$901,965	$(167,487)	$734,478	$906,322	$(97,098)	$809,224

        All of our other intangible assets are amortized over their estimated useful lives which range between 1.5 years to 40 years. Total amortization expense for our other intangible assets was:

  •
  $71.5 million for the year ended December 31, 2002;

  •
  $69.8 million for the year ended December 31, 2001; and

  •
  $11.9 million for the year ended December 31, 2000.

Amortization expense for each year presented includes $1.2 million related to the amortization of a non-compete agreement which is charged to cost of products sold. Amortization expense for the year ended December 31, 2001 excludes the expense related to the amortization of goodwill.

        The estimated future amortization expense for other intangible assets for the five succeeding fiscal years is as follows (amounts in thousands):

Year Ended December 31,	Estimated Amortization Expense
2003	$70,142
2004	69,725
2005	69,205
2006	66,703
2007	66,633

GCS-113

  Adjusted Net Income (Loss)

        The following tables present the impact SFAS No. 142 would have had on our amortization of intangibles expense and net income (loss) had the standard been in effect for the years ended December 31, 2001 and 2000 (amounts in thousands, except per share amounts):

	Year Ended December 31, 2001			Year Ended December 31, 2000
	As Reported	Goodwill Amortization Adjustment	As Adjusted	As Reported	Goodwill Amortization Adjustment	As Adjusted
Amortization of intangibles	$121,124	$(52,541)	$68,583	$22,974	$(12,259)	$10,715

Net income (loss) before cumulative effect of change in accounting for derivative financial instruments	$(116,323)	$52,541	$(63,782)	$(62,940)	$12,259	$(50,681)
Cumulative effect of change in accounting for derivative financial instruments, net of tax	4,167	—	4,167	—	—	—

Net income (loss)	$(112,156)	$52,541	$(59,615)	$(62,940)	$12,259	$(50,681)

Net income allocated to Genzyme General Stock:
Net income allocated to Genzyme General Stock before cumulative effect of change in accounting for derivative financial instruments	$40,376	$37,020	$77,396	$121,455	$6,608	$128,063
Cumulative effect of change in accounting for derivative financial instruments, net of tax	4,167	—	4,167	—	—	—

Net income allocated to Genzyme General Stock	$44,543	$37,020	$81,563	$121,455	$6,608	$128,063

Net income per share of Genzyme General Stock
Basic:
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$0.20	$0.18	$0.38	$0.71	$0.03	$0.74
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax	0.02	—	0.02	—	—	—

Net income per share allocated to Genzyme General Stock	$0.22	$0.18	$0.40	$0.71	$0.03	$0.74

Diluted:
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$0.19	$0.18	$0.37	$0.68	$0.03	$0.71
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax	0.02	—	0.02	—	—	—

Net income per share allocated to Genzyme General Stock	$0.21	$0.18	$0.39	$0.68	$0.03	$0.71

GCS-114

Net income (loss) allocated to Biosurgery Stock	$(126,981)	$15,521	$(111,460)	$(87,188)	$555	$(86,633)

Net income (loss) per share of
Biosurgery Stock—basic and diluted	$(3.34)	$0.41	$(2.93)	$(2.40)	$0.02	$(2.38)

Net income (loss) allocated to Molecular Oncology Stock	$(29,718)	$—	$(29,718)	$(23,096)	$2,227	$(20,869)

Net income (loss) per share of Molecular Oncology Stock—basic and diluted	$(1.82)	$—	$(1.82)	$(1.60)	$0.16	$(1.44)

Net income (loss) allocated to Surgical Products Stock				$(54,748)	$3,339	$(51,409)

Net income (loss) per share of Surgical Products Stock—basic and diluted				$(3.67)	$0.22	$(3.45)

Net loss allocated to Tissue Repair Stock				$(19,833)	$—	$(19,833)

Net loss per share of Tissue Repair Stock—basic and diluted				$(0.69)	$—	$(0.69)

GCS-115

NOTE J. INVESTMENTS IN MARKETABLE SECURITIES AND STRATEGIC EQUITY INVESTMENTS

Marketable Securities

	December 31,
	2002		2001
	Cost	Market Value	Cost	Market Value
	(Amounts in thousands)
Cash equivalents(1):
Corporate notes	$—	$—	$1,550	$1,552
U.S. Governmental agencies	2,002	2,002	22,646	22,720
Money market fund	125,266	125,266	149,233	149,233

	$127,268	$127,268	$173,429	$173,505

Short-term:
Corporate notes(2)	$73,186	$74,434	$47,221	$47,921
U.S. Governmental agencies	26,455	26,751	16,084	16,464
Non U.S. Governmental agencies	4,718	4,807	1,042	1,066
U.S. Treasury notes	—	—	1,005	1,030

	$104,359	$105,992	$65,352	$66,481

Long-term:
Corporate notes(2)	$480,144	$498,869	$509,560	$521,519
U.S. Governmental agencies	129,901	134,833	156,282	157,526
Non U.S. Governmental agencies	25,586	26,571	36,397	36,929
U.S. Treasury notes	20,862	21,928	89,611	91,792

	$656,493	$682,201	$791,850	$807,766

Total cash equivalents, short- and long-term investments	$888,120	$915,461	$1,030,631	$1,047,752

Investments in equity securities	$52,954	$42,945	$50,347	$88,686

(1)
Cash equivalents are included as part of cash and cash equivalents on our balance sheets.

(2)
Short-term corporate notes includes $4.5 million of long-term corporate notes, allocated to Genzyme Molecular Oncology that mature in more than one year because Genzyme Molecular Oncology will need to utilize these investments within the next twelve months to fund its operating activities.

GCS-116

        The following table contains information regarding the range of contractual maturities of our investments in debt securities:

	December 31,
	2002		2001
	Cost	Market Value	Cost	Market Value
	(Amounts in thousands)
Within 1 year	$227,133	$228,721	$238,781	$239,986
1-2 years(1)	163,997	169,465	202,071	206,705
2-10 years(1)	496,990	517,275	589,779	601,061

	$888,120	$915,461	$1,030,631	$1,047,752

(1)
$4.5 million of long-term corporate notes, allocated to Genzyme Molecular Oncology, are classified as short-term investments as of December 31, 2002 because Genzyme Molecular Oncology will need to utilize these investments within the next twelve months to fund operating activities.

Realized and Unrealized Gains and Losses on Marketable Securities and Investments in Equity Securities

        In December 2002, we recorded the following impairment charges because we considered the decline in value of these strategic equity investments to be other than temporary:

  •
  $9.2 in connection with our investment in the common stock of GTC;

  •
  $3.4 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group;

  •
  $2.0 million in connection with our investment in the common stock of Dyax; and

  •
  $0.8 million in connection with our investment in the common stock of Targeted Genetics.

        Given the significance and duration of the declines as of the end of 2002, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments. At December 31, 2002, our stockholders' equity includes unrealized losses of approximately $10.0 million, related to the other strategic equity investments in equity securities allocated to Genzyme General.

        Offsetting these impairment charges we recorded and allocated to Genzyme General, are net realized gains of $0.9 million from the sale of investments in equity securities for the year ended December 31, 2002.

        We recorded charges of $11.8 million in 2001 in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group and $4.5 million in connection with our investment in the common stock of Targeted Genetics. We allocate these investments to Genzyme General.

GCS-117

        In August 2001, Pharming Group filed for receivership in order to seek protection from its creditors. In 2001, we recorded a charge of $8.5 million, representing an at-cost write-down of our investment in Pharming Group common stock. We allocate this investment to Genzyme General.

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

        During 2000, we recorded gains of $16.4 million resulting from sales of portions of our investment in GTC common stock. We also recognized a $7.6 million gain resulting from the acquisition of Celtrix Pharmaceuticals, Inc. by Insmed Pharmaceuticals, Inc. in which our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock. The tax effect of these gains was offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. We allocate these investments to Genzyme General.

        In 2000, we determined that our investment in the common stock of Focal, Inc., which we allocated to Genzyme Biosurgery, was impaired. As a result, we recorded a charge to operations of $7.3 million in 2000, which we allocated to Genzyme Biosurgery.

        We record gross unrealized holding gains and losses related to our investments in marketable securities and strategic equity investments, to the extent they are determined to be temporary, in stockholders' equity. The following table sets forth the amounts recorded:

	December 31,
	2002	2001
Unrealized holding gains	$27.4 million	$56.2 million
Unrealized holding losses	$10.1 million	$0.6 million

GCS-118

        We allocate strategic investments in equity securities of unconsolidated entities to our operating divisions. All of the investments included in the following table are allocated to Genzyme General:

	December 31, 2002
	Adjusted Cost	Market Value	Unrealized Gain/(Loss)
	(Amounts in thousands)
Abiomed, Inc.	$15,804	$8,400	$(7,404)
BioMarin Pharmaceutical Inc.	18,000	14,823	(3,177)
Cambridge Antibody Technology Group plc(1,2)	2,910	2,910	—
Dyax Corporation(2)	991	991	—
GTC(2)	5,811	5,811	—
Healthcare Ventures V., L.P.	2,121	2,121	—
Oxford Bioscience Partners IV, L.P	1,250	1,250	—
MPM BioVentures III—QP, L.P.	500	500	—
Pharming Group, N.V.(1)	—	572	572
ProQuest Investments II, L.P.	1,861	1,861	—
Targeted Genetics Corporation(2)	206	206	—
ViaCell, Inc.	3,500	3,500	—

Total at December 31, 2002	$52,954	$42,945	$(10,009)

	December 31, 2001
	Adjusted Cost	Market Value	Unrealized Gain/(Loss)
	(Amounts in thousands)
Total at December 31, 2001	$50,347	$88,686	$38,339

(1)
Our investment in Cambridge Antibody Technology Group is denominated in British pounds sterling and our investment in Pharming Group is denominated in Euros. We translated these investments into U.S. dollars at the current exchange rates for each of these currencies on December 31, 2002.
(2)
In December 2002, we recorded impairment charges because we considered the decline in value of these investments to be other than temporary.

GTC

        On April 4, 2002, GTC purchased approximately 2.8 million shares of GTC common stock held by us and allocated to Genzyme General for an aggregate consideration of approximately $9.6 million. We received approximately $4.8 million in cash and a promissory note for the remaining amount of approximately $4.8 million, which we have recorded as a note receivable—related party in our consolidated balance sheet and the combined balance sheet of Genzyme General for the year ended December 31, 2002. The shares of GTC common stock were valued at $3.385 per share in this transaction, using the simple average of the high and low transaction prices quoted on the Nasdaq National Market on April 1, 2002. We have committed to a 24-month lock-up provision on the

GCS-119

remaining 4.9 million shares of GTC common stock held by us and allocated to Genzyme General, which is approximately 18% of the shares of GTC common stock outstanding as of December 31, 2002. We accounted for our investment in GTC under the equity method of accounting until May 2002, at which point our ownership interest and board representation was reduced below 20% and we did not have any other factors of significant influence. Accordingly, we ceased to have significant influence over GTC and we began accounting for our investment in GTC under the cost method of accounting in June 2002.

        We hold warrants to purchase up to 288,000 shares of GTC common stock at an exercise price of $4.875 per share and warrants to purchase 145,000 shares of GTC common stock at an exercise price of $2.84375 per share. Both GTC warrants are currently exercisable for the underlying shares of GTC common stock.

        We recorded in net loss of unconsolidated affiliates our portion of GTC's results through May 2002. Our recognized portion of GTC's net losses was $1.9 million in 2002, $4.3 million in 2001 and $2.1 million in 2000. The fair market value of our investment in GTC common stock was $5.8 million at December 31, 2002 and $45.1 million at December 31, 2001.

        In February 2000, we converted $6.6 million in shares of Series B convertible preferred stock of GTC into approximately $1.0 shares of GTC common stock.

        In 2000, we recorded gains of $22.7 million relating to public offerings of common stock by GTC. We recorded this gain as gain on affiliate sale of stock and allocated it to Genzyme General.

Agreements with GTC

        We have a number of agreements with GTC, including the following:

  •
  services agreement under which GTC pays us for services provided by us, including treasury, data processing and laboratory support services;

  •
  sublease agreement under which we sublease a portion of one of our facilities in Framingham, Massachusetts to GTC; and

  •
  research and development agreement under which each of the parties performs research services for the other.

        During 2002, we received approximately $3.3 million from GTC under these agreements. At December 31, 2002, GTC owed Genzyme $2.4 million under these agreements.

        Our revenues from research and development agreements with GTC were $2.7 million in 2002, $3.2 million in 2001 and $0.5 million in 2000.

GCS-120

        The following tables contain condensed statement of operations and balance sheet data for GTC:

	Years Ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Revenues	$10,379	$13,740	$88,149
Operating loss	(25,909)	(13,384)	(10,239)
Net loss	(24,320)	(16,556)	(13,143)
	At December 31,
	2002	2001
	(Amounts in thousands)
Current assets	$61,459	$47,323
Noncurrent assets	33,913	72,809
Current liabilities	13,771	18,102
Noncurrent liabilities	12,831	80

ATIII LLC

        In 1998, we formed ATIII LLC with GTC. The collaboration agreement provided that we fund 70% of the first $33.0 million in development costs, excluding facility costs, under this program, 50% of all development costs thereafter, and 50% of all new facility costs to be incurred by ATIII LLC. However, under an interim funding agreement, we shared the costs of this program incurred between January 1, 2001 and February 2, 2001 equally with GTC. As our combined direct and indirect interest in ATIII LLC was in excess of 50%, we consolidated the results of ATIII LLC and recorded GTC's portion of the ATIII LLC's losses as minority interest. We allocated our ownership interest in ATIII LLC to Genzyme General.

        In July 2001, we transferred our 50% ownership interest in ATIII to GTC. In exchange for our interest in the joint venture, we will receive a royalty on worldwide net sales (excluding Asia) of any of GTC's products based on ATIII beginning three years after the first commercial sale of each such product up to a cumulative maximum amount of $30.0 million. We will allocate any royalty payments we receive to Genzyme General.

Dyax Corp.

        In October 1998, we entered into a collaboration agreement with Dyax to develop and commercialize one of Dyax's proprietary compounds for the treatment of chronic inflammatory diseases. In May 2002, we restructured our collaboration agreement with Dyax for the development of the kallikrein inhibitor DX-88. As a result, our option to acquire a 50% interest in DX-88 for hereditary angioedema, or HAE, and other potential indications will be exercisable after the first phase 2 clinical trial of DX-88 for use in HAE has concluded and we have had an opportunity to review the data. The restructured agreement also provides Dyax with an option to acquire our interest in the potential application of DX-88 for the reduction of blood loss and other effects of systemic inflammatory responses in surgery. This option expires in March 2003.

GCS-121

        Under the revised collaboration agreement, the line of credit we extended to Dyax was increased from $3.0 million to $7.0 million. In connection with the increase, Dyax issued a senior secured promissory note in the principal amount of $7.0 million to us under which it can request periodic advances of not less than $250,000 in principal, subject to certain conditions. Advances under this note bear interest at the prime rate plus 2%, which was 6.3% at December 31, 2002, and are due, together with any accrued but unpaid interest, in May 2005. As of December 31, 2002, Dyax had drawn $7.0 million under the note, which we have recorded as a note receivable-related party in our consolidated balance sheet and the combined balance sheet of Genzyme General. Dyax is considered a related party because the chairman and chief executive officer of Dyax is a member of our board of directors and two of our directors are directors of Dyax. Pursuant to the terms of the note, we are not obligated to make advances in excess of $1.5 million during any calendar quarter.

        We have two license agreements with Dyax Corp. for Dyax's phage display technology. We pay annual license maintenance fees of $50,000 for this license. We will also make milestone payments and pay royalties on net sales of diagnostic and therapeutic products discovered, made or developed using the licensed technology. From September 1996 through April 2002, we subleased office and laboratory space in Cambridge, Massachusetts to Dyax. Rental payments under this sublease were $53,943 per month. Dyax paid approximately $215,773 in sublease fees to us during 2002.

NOTE K. INVESTMENTS IN JOINT VENTURES

        Our investment in joint ventures is included in other assets, non-current, on our balance sheet. Except as described below, we own a 50% interest in the following joint ventures, all of which are allocated to Genzyme General:

Joint Venture	Partner(s)	Effective Date	Product/Indication
BioMarin/ Genzyme LLC	BioMarin Pharmaceutical Inc.	September 1998	Aldurazyme enzyme for the treatment of mucopolysaccharidosis-I
Pharming/ Genzyme LLC	Pharming Group N.V.(1)	October 1998	Human alpha-glucosidase for the treatment of Pompe disease (transgenic product)
Genzyme/ Pharming Alliance LLC	Pharming Group N.V.(1)	June 2000	Human alpha-glucosidase for the treatment of Pompe disease (produced using CHO cells)
Diacrin/ Genzyme LLC(2)	Diacrin, Inc.	October 1996	Products using porcine fetal cells; for the treatment of Parkinson's and Huntington's diseases

(1)
In August 2001, Pharming Group and certain of its affiliates filed for court-supervised receivership. We thereafter committed to fund all of the operations of Pharming/Genzyme LLC, which in turn was legally

GCS-122

  obligated to supply transgenic human alpha-glucosidase to the patients who were enrolled in the clinical trial of the product until they could be transitioned to a CHO-cell derived product. We also acquired the manufacturing facility in Geel, Belgium that was operated by Pharming Group's subsidiary Pharming N.V. as part of our effort to ensure the continued supply of the transgenic product to these patients. Also in August 2001, we terminated our strategic alliance agreement with Pharming Group and certain of its affiliates for the development of a CHO-cell derived product for Pompe disease due to Pharming Group's failure to make funding payments, and thereby assumed full operational and financial responsibility for the development of the CHO-cell derived product and Genzyme/Pharming Alliance LLC, which became our wholly-owned subsidiary. In August 2002, we finalized settlement arrangements with Pharming Group and certain of its affiliates related to the Pompe programs. As part of the settlement arrangements, Pharming Group and certain of its affiliates assigned or exclusively licensed to us their intellectual property related to Pompe disease and transferred their interest in Pharming/Genzyme LLC to us. Pharming/Genzyme LLC is now our wholly-owned subsidiary. Pharming Group and certain of its affiliates came out of receivership later in 2002, but are no longer involved in the Pompe program.

(2)
The joint venture is no longer actively developing these products.

        The following tables describe:

  •
  the amount of funding we have provided to each joint venture and unconsolidated affiliate to date;
  •
  amounts due to us by each joint venture and unconsolidated affiliate as of December 31, 2002 for services we provided on behalf of the joint venture, which we have recorded on our balance sheet as prepaids and other current assets;
  •
  our portion of the losses of each joint venture and unconsolidated affiliate for the periods presented, which we have recorded as charges to equity in net loss of unconsolidated affiliates in our statement of operations; and
  •
  total net losses of each joint venture and unconsolidated affiliate for the periods presented.

Joint venture/Unconsolidated Affiliate	Total Funding through December 31, 2002	Receivables as of December 31, 2002
	(Amounts in millions)
BioMarin/Genzyme LLC	$65.2	$2.8
Pharming/Genzyme LLC	21.9	—
Genzyme/Pharming Alliance LLC	8.5	—
Diacrin/Genzyme LLC	33.1	—
GTC	—	2.4

Totals	$128.7	$5.2

GCS-123

	Our Portion of the Net Losses from Our Unconsolidated Affiliates			Total Losses of Our Unconsolidated Affiliates
Joint Venture/Unconsolidated Affiliate
	2002	2001	2000	2002	2001	2000
	(Amounts in millions)			(Amounts in millions)
BioMarin/Genzyme LLC	$(14.5)	$(18.5)	$(12.6)	$(29.6)	$(36.9)	$(25.3)
Diacrin/Genzyme LLC	(0.5)	(2.3)	(6.2)	(0.7)	(3.1)	(8.2)
GTC	(1.9)	(4.3)	(2.1)	(24.3)	(16.6)	(13.1)
RenaGel LLC	—	—	(15.9)	—	—	(10.7)
Pharming/Genzyme LLC	—	(2.9)	(6.6)	—	(5.8)	(13.3)
Genzyme/Pharming Alliance LLC	—	(6.5)	(1.5)	—	(13.0)	(2.9)
Focal, Inc.	—	(1.3)	—	—	(6.0)	—
Other	—	0.1	(0.1)	—	0.3	(0.1)

Totals	$(16.9)	$(35.7)	$(45.0)	$(54.6)	$(81.1)	$(73.6)

        Condensed financial information for our joint ventures and unconsolidated affiliates, excluding GTC, is summarized below:

	For the Years Ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Revenue	$296	$1,519	$47,083
Gross profit	(7,692)	(969)	23,748
Operating expenses	(22,776)	(69,450)	(107,621)
Net loss	(30,321)	(67,545)	(60,280)
	December 31,
	2002	2001
	(Amounts in thousands)
Current assets	$28,080	$11,538
Noncurrent assets	—	106
Current liabilities	5,019	28,817
Noncurrent liabilities	—	—

Agreements and Transactions with Pharming Group N.V.

        In 2002, we cancelled our manufacturing contract for the clinical development of the CHO therapy licensed from Synpac and we recorded and allocated to Genzyme General a charge of $8.8 million to research and development to reflect bulk product purchases and contract cancellation charges. The cancellation of our contract with Synpac was a result of our comparison study of our enzyme programs for the treatment of Pompe disease that we concluded during the first quarter of 2002. The enzyme programs included:

  •
  the transgenic enzyme developed by Pharming/Genzyme LLC, our joint venture with Pharming Group;

  •
  the internally developed enzyme derived from a CHO-cell line;

GCS-124

  •
  the CHO enzyme licensed from Synpac (North Carolina), Inc. in 2000; and

  •
  an enzyme produced using technology we obtained in the Novazyme acquisition in 2001.

The analysis of the data from the study indicated that our internally developed CHO-cell product offers the clearest and most efficient pathway to commercialization based on both clinical and manufacturing considerations. In addition to the cancellation of our contract with Synpac and the $8.8 million charge, we:

  •
  will continue to supply the CHO therapy licensed from Synpac to patients participating in the extensions of clinical trials, until they can be transitioned to the internally developed CHO-cell product; and

  •
  will proceed with the pre-clinical development of an enzyme produced using technology we obtained through the acquisition of Novazyme as a potential next-generation therapy for Pompe disease and utilize Novazyme's engineering technologies to develop improved second-generation versions of our marketed products and optimal products for the treatment of other LSDs.

        In 2001, we recorded $27.0 million of charges to selling, general and administrative expenses resulting from Pharming Group N.V.'s decision to file for and operate under a court-supervised receivership. Included was a write-off of the $10.2 million in principal and accrued interest due to us under the 7% senior convertible note issued to us by Pharming Group, and a charge of $16.8 million representing our commitment to fund all of the operations of the LLC, which in turn is legally obligated to supply transgenic human alpha-glucosidase enzyme until the patients currently enrolled in the clinical trial of this product can be transitioned to a CHO-cell product. As a result of Pharming Group's failure to make payments to fund our joint venture for the development of a CHO-cell product for Pompe disease under a strategic alliance agreement, we terminated this agreement in August 2001 and have assumed full operational and financial responsibility for the development of the CHO-cell product. Pharming/Genzyme LLC, the vehicle for our joint venture with Pharming Group covering a transgenic product for Pompe disease continues to exist; however, we do not intend to commercialize this product.

        As of December 31, 2002, only three patients of the nine patients enrolled in the clinical trial of the transgenic product have not been transitioned to a CHO-cell derived product. We determined we had sufficient quantities of transgenic product to cover the patients until they are finally transferred. As a result, we revised our estimated cost of this legal obligation and reversed $5.5 million of amounts in excess of requirements to selling, general and administrative expense in December 2002.

        At December 31, 2002, $2.6 million remained in the reserve for our contractual obligation to provide transgenic product as follows (amounts in thousands):

Initial commitment to fund the operations of the transgenic program	$16,807
Payments in 2001	(2,683)

Balance at December 31, 2001	14,124
Payments in 2002	(6,031)
Revision of estimate	(5,497)

Balance at December 31, 2002	$2,596

GCS-125

        In 2001, we recorded a charge of $4.7 million to research and development expenses, representing the net amount owed by Pharming Group to the CHO-cell product joint venture we previously formed with Pharming Group that we determined was uncollectible. We allocated this charge to Genzyme General.

NOTE L. ACCRUED EXPENSES

	December 31,
	2002	2001
	(Amounts in thousands)
Compensation	$65,880	$51,827
Purchase accrual	27,548	12,508
Bank overdraft	18,194	19,468
Other	79,132	60,937

Total accrued expenses	$190,754	$144,740

NOTE M. LONG-TERM DEBT AND LEASES

Long-Term Debt and Capital Lease Obligations

        While we are responsible for repaying all long-term debt and capital lease obligations, we allocate these obligations to our operating divisions for financial reporting purposes based on the intended use of the funds.

        Our long-term debt and capital lease obligations consist of the following:

	December 31,
	2002	2001
	(Amounts in thousands)
3% convertible subordinated debentures due May 2021	$575,000	$575,000
Revolving credit facility maturing in December 2003	284,000	234,000
6.9% convertible subordinated note due May 2003	10,000	10,000
Notes payable	7	6,723
Capital lease obligations	25,768	26,832

	$894,775	$852,555

Less current portion	(294,737)	(7,746)

Total	$600,038	$844,809

        Over the next five years, we will be required to repay the following principal amounts on our long-term debt (excluding capital leases) (amounts in millions):

2003	2004	2005	2006	2007	After 2007
$294.0	—	—	$575.0	—	—

GCS-126

3% Convertible Subordinated Debentures

        In May 2001, we completed the private placement of $575.0 million in principal of 3% convertible subordinated debentures due May 2021. After deducting the underwriter's discount and offering costs of $12.9 million, net proceeds from the offering were approximately $562.1 million. We have allocated the principal balance of the debentures and the net proceeds from the offering to Genzyme General. We pay interest on these debentures on May 15 and November 15 each year.

        Holders may surrender their debentures for conversion into shares of Genzyme General Stock at a conversion price of approximately $70.30 per share, subject to adjustment, if any of the following conditions is satisfied:

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

        Interest expense related to these debentures was $20.0 million in 2002, which includes $2.8 million for amortization of offering costs and $12.9 million in 2001, which includes $1.8 million for amortization of offering costs. The fair value of these debentures was $532.6 million at December 31, 2002 and $631.8 million at December 31, 2001.

5 1/4% Convertible Subordinated Notes

        In June 2001, we completed the redemption of our $250.0 million in principal of 5 1/4% convertible subordinated notes that were originally due 2005. Prior to the redemption date, holders of the notes elected to convert substantially all of the principal of the notes into approximately 12,597,000 shares of Genzyme General Stock, 685,000 shares of Biosurgery Stock and 682,000 shares of Molecular Oncology Stock. On June 15, 2001, the redemption date, we redeemed the remaining notes using cash allocated to Genzyme General.

Revolving Credit Facility

        At December 31, 2000, we had access to a $500.0 million revolving credit facility, $150.0 million of which matured in December 2001 and $350.0 million of which matures in December 2003. At December 31, 2000, $368.0 million was outstanding under this facility, $150.0 million of which was allocated to Genzyme General and $218.0 million of which was allocated to Genzyme Biosurgery. In May 2001, we repaid the $150.0 million we had drawn under this facility to finance a portion of the

GCS-127

cash component of the GelTex merger consideration. In November 2001, we drew an additional $17.0 million under the $350.0 million facility that matures in December 2003, all of which was allocated to Genzyme Biosurgery. In December 2001, we repaid $1.0 million of the funds drawn under this facility using cash allocated to Genzyme Biosurgery. We allowed the $150.0 million facility to expire without renewal at its maturity date in December 2001. As of December 31, 2002, we have access to a $350.0 million revolving credit facility that matures in December 2003, of which $284.0 million remained outstanding and allocated to Genzyme Biosurgery. Borrowings under this facility bear interest at LIBOR plus an applicable margin, which was, in the aggregate, 2.5% at December 31, 2002. The terms of the revolving credit facility include various covenants, including financial covenants, which require us to meet minimum liquidity and interest coverage ratios and to meet maximum leverage ratios. We currently are in compliance with these covenants. We intend to refinance our revolving credit facility in 2003.

5% Convertible Subordinated Debentures

        In August 2001, we completed the redemption of our $21.2 million in principal of 5% convertible subordinated debentures that were originally due 2003. Prior to the redemption date, the holders of the debentures elected to convert all of the principal of the debentures into approximately 1,305,000 shares of Genzyme General Stock. We paid approximately $3.2 million in cash for the accrued interest on the debentures through the date of conversion using cash allocated to Genzyme General.

6.9% Convertible Subordinated Note

        In connection with our acquisition of Biomatrix, we assumed a 6.9% convertible subordinated note due May 14, 2003 in favor of UBS Warburg LLC. At December 31, 2002, $10.0 million principal amount of this note remained outstanding. We use cash allocated to Genzyme Biosurgery to satisfy debt service on this note.

Notes Payable

        In connection with our acquisition of Novazyme in September 2001, we assumed a note payable that matured in December 2002, in the amount of $1.6 million. In connection with our acquisition of GelTex in December 2000, we assumed notes payable, which matured in June and September 2002, aggregating $5.4 million. We used cash allocated to Genzyme General to satisfy these debts.

Capital Leases

        In connection with our acquisition of GelTex in December 2000, we assumed a capital lease obligation pursuant to an October 1998 lease agreement for the construction of GelTex's administrative offices in Waltham, Massachusetts. The lease provides for the lessor to fund the construction of the facility in exchange for interest-only lease payments equal to the total amount funded by the lessor multiplied by the LIBOR rate plus 1.8%. The construction was completed in October 1999 and the construction costs funded by the lessor aggregated $25.0 million. After giving effect to an interest rate swap agreement, we make monthly interest payments of $187,000 based on a fixed rate of 8.99% and an outstanding principal amount of $25.0 million. Therefore, we will make annual interest payments under this lease of approximately $2.1 million each year through 2005. The $25.0 million capital lease

GCS-128

obligation and corresponding building is recorded in our consolidated balance sheet and the combined balance sheet of Genzyme General. The building is being depreciated over its estimated useful life.

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

        In August 2000, we entered into an agreement to lease a significant portion of a multi-use urban complex in Cambridge, Massachusetts for our new corporate headquarters. The lessor will fund the construction of the complex, except that we will fund certain leasehold improvements to be made to the portion of the building leased by us. Our lease payments will be determined as a function of the aggregate project costs incurred by the lessor and the resulting rentable space of the complex, plus common area charges. Payments under the lease will commence upon completion of construction, which we estimate to be in the second half of 2003 and the value of the building and related obligation will be recorded in our consolidated balance sheet and the combined balance sheet of Genzyme General when we begin to occupy the space. We have included estimated payments for this lease in the summary capital lease schedule below. The lease term is for fifteen years and may be extended for two successive ten-year periods. The lease also provides us with an option, exercisable on or before July 1, 2003, to lease an additional building on mutually acceptable terms.

        Over the next five years and thereafter, we will be required to repay the following amounts under non-cancellable capital leases (amounts in millions):

2003	2004	2005	2006	2007	After 2007
$6.4	$10.7	$35.7	$8.5	$8.5	$101.3

Operating Leases

        In July 2002, we entered into an agreement to lease 61,101 square feet of additional office space in Cambridge, Massachusetts. We allocate the future minimum payments due under the lease 50% to Genzyme General and 50% to Genzyme Biosurgery based upon our current assessment of the long-term occupancy ratio for this location. The term of the lease is seven years with rent payable monthly

GCS-129

in advance commencing on October 1, 2002. Remaining fixed rent payments during the term of the lease are as follows (amounts in thousands):

	Allocated to
	Genzyme General	Genzyme Biosurgery	Total
2003	$1,016	$1,016	$2,032
2004	1,045	1,045	2,090
2005	1,076	1,076	2,152
2006	1,099	1,099	2,198
2007	1,099	1,099	2,198
Thereafter	1,923	1,923	3,846

Total	$7,258	$7,258	$14,516

Pursuant to the terms of the lease agreement, we are obligated to pay, in addition to yearly fixed rent, our pro rata share of the landlord's operating costs and the real estate taxes for the property in excess of the landlord's operating costs and real estate taxes for 2002. In addition, the landlord will charge us for direct use of electricity at cost. Subject to certain conditions, the lease provides us with an option to extend the lease for two additional five-year terms with rent equal to the greater of the current base rent or 95% of fair market value. The lease also provides three options to lease a total of 45,577 square feet of additional space at the property and first offer options on additional space that becomes available in the building.

        In May 2002, we entered into an agreement to lease an 85,808 square foot building and related parking area in Westborough, Massachusetts for our genetic testing business. The term of the lease is ten years with rent payable in advance commencing August 1, 2002. Remaining fixed rent payments during the term of the lease are as follows (amounts in thousands):

2003	$627
2004	714
2005	930
2006	1,060
Thereafter	7,097

Total	$10,428

Pursuant to the terms of the net lease agreement, we are obligated to pay, in addition to yearly fixed rent, the taxes, betterment assessments, insurance costs, utility charges, base operating costs and certain other expenses related to the property under lease. Subject to certain conditions, the lease provides us with an option to extend the lease for two additional five-year terms and a one-time option, exercisable during the first five years of the lease, to purchase the land and building under lease.

GCS-130

        We lease facilities and personal property under non-cancellable operating leases with terms in excess of one year. Our total expense under operating leases was (amounts in millions):

For the Years Ended December 31,
2002	2001	2000
$35.5	$33.7	$27.7

        Over the next five years and thereafter, we will be required to pay the following amounts under non-cancellable operating leases (amounts in millions):

2003	2004	2005	2006	2007	After 2007
$32.7	$27.7	$20.6	$13.6	$10.5	$109.6

        In June 1992, we entered into a 65-year land lease with an unaffiliated lessor. Our expenses under this lease, which are allocated to Genzyme General, were $1.5 million in each of 2002, 2001 and 2000. Our rent under this lease increases every five years based on the Consumer Price Index or, at a minimum, 3% per year.

        In August 2001, we entered into a lease agreement with an unaffiliated lessor for approximately 16 acres of land at the Waterford Industrial Estate in the county of Waterford, Ireland. The land will be used for the development of a multi-product manufacturing center. The lease term is for 999 years with a de minimis amount of rent payable in advance on January 1st of each year.

NOTE N. STOCKHOLDER'S EQUITY

Preferred Stock

	At December 31, 2002			At December 31, 2001
Series
	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding
Series A Junior Participating, $0.01 par value	2,000,000	—	—	2,000,000	—	—
Series B Junior Participating, $0.01 par value	1,000,000	—	—	1,000,000	—	—
Series C Junior Participating, $0.01 par value	400,000	—	—	400,000	—	—
Undesignated	6,600,000	—	—	6,600,000	—	—

Total	10,000,000	—	—	10,000,000	—	—

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

GCS-131

of stock. When the stock purchase rights become exercisable, the holders of our common stock will be entitled to purchase the following:

  •
  Genzyme General Stock right: one share of Series A Junior Participating Preferred Stock, par value $0.01 per share, for $150.00;

  •
  Biosurgery Stock right: one share of Series B Junior Participating Preferred Stock, par value $0.01 per share, for $80.00; and

  •
  Molecular Oncology Stock right: one share of Series C Junior Participating Preferred Stock, par value $0.01 per share, for $26.00.

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

Common Stock

        We have three series of common stock—Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock—which we also refer to as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specific subset of our business operations and its allocated assets, rather than operations and assets of our entire company.

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

GCS-132

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

Common Stock

		At December 31, 2002		At December 31, 2001
Series
	Authorized	Issued	Outstanding	Issued	Outstanding
Genzyme General Stock, $0.01 par value	500,000,000	214,813,668	214,707,310	213,179,196	213,072,838
Genzyme Biosurgery Stock, $0.01 par value	100,000,000	40,482,299	40,482,299	39,554,105	39,554,105
Genzyme Molecular Oncology Stock, $0.01 par value	40,000,000	16,898,820	16,898,820	16,762,331	16,762,331
Undesignated	50,000,000	—	—	—	—

Total	690,000,000	272,194,787	272,088,429	269,495,632	269,389,274

GCS-133

Rights of Common Stock

Voting Rights

        Genzyme General Stock is entitled to one vote per share, which is never adjusted. However, the votes per share of our other series of common stock are adjusted every two years. Specifically, on January 1, 2003 and every second anniversary thereafter, the vote per share to which each series is entitled will be recalculated based on that stock's fair market value divided by the fair market value of a share of Genzyme General Stock, with "fair market value" meaning the average closing price over the 20 consecutive trading days beginning the 30th trading day preceding the January 1st adjustment date. At December 31, 2002 each series of common stock was entitled the following vote per share:

Series	Vote Per Share
Genzyme General Stock	1.00
Biosurgery Stock	0.28
Molecular Oncology Stock	0.28

        As stated above, on January 1, 2003, the voting rights for Biosurgery Stock and Molecular Oncology Stock were adjusted based on the fair market value of the stock. The adjusted voting rights are as follows:

Series	Vote Per Share
Genzyme General Stock	1.00
Biosurgery Stock	0.08
Molecular Oncology Stock	0.07

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

GCS-134

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

        Distributions are paid in a lump sum or in annual installments for up to five years. Payments begin the year following a director's termination of service or, subject to certain restrictions, in any year elected by the participant. As of December 31, 2002, three of the seven eligible directors had accounts under this plan, and one director is currently participating under this plan.

        We have reserved the following numbers of shares to cover distributions credited to stock accounts under the plan:

  •
  100,000 shares of Genzyme General Stock;
  •
  63,820 shares of Biosurgery Stock; and
  •
  50,000 shares of Molecular Oncology Stock.

        We had not made any stock distributions under this plan as of December 31, 2002. In January 2002, we made a cash distribution of $15,783 to one director under the terms of his deferral agreement.

Equity Plans

        The 2001 Equity Incentive Plan is an amendment and restatement of the 1990 Equity Incentive Plan which was merged into the 2001 Equity Incentive Plan and approved by stockholders in May 2001. The purpose of the plan is to attract and retain key employees and consultants, provide an incentive

GCS-135

for them to achieve long-range performance goals, and enable them to participate in our long-term growth. All of our employees are eligible to receive grants under the 2001 Equity Incentive Plan. The plan provides for the grant of incentive stock options, nonstatutory stock options, and restricted or unrestricted stock awards which may be based on specified performance measures. The exercise price of option grants may not be less than the fair market value at the date of grant. Options granted under the plan may not be re-priced without stockholder approval. Each grant has a maximum term of ten years and generally vests over four years. The compensation committee of our board determines the terms and conditions of each award, including who is eligible to receive awards, the form of payment of the exercise price, the number of shares granted and the exercisability date.

        The purpose of the 1997 Equity Incentive Plan is to attract and retain key employees and consultants, provide an incentive for them to achieve long-range performance goals, and enable them to participate in our long-term growth. All of our employees, except for our officers and directors, are eligible to receive grants under this plan. The 1997 Equity Incentive Plan provides for the grant of nonstatutory stock options, stock equivalents, stock appreciation rights and restricted or unrestricted stock awards. No incentive stock options may be granted under the 1997 Equity Incentive Plan. The exercise price of option grants may not be less than the fair market value at the date of grant. Option grants have a maximum term of ten years and generally vest over four years. The compensation committee of our board determines the terms and conditions of each award, including who is eligible to receive awards, the form of payment of the exercise price, the number of shares granted and the exercisability date. The 1997 Equity Plan was approved by our board of directors in October 1997.

        Nonstatutory options under our 1998 Director Stock Option Plan are automatically granted with an exercise price at fair market value to non-employee members of our board of directors when they are elected or re-elected as directors. These options expire ten years after the initial grant date and vest as to one-third of each grant on the date of each annual stockholders meeting following the date of grant. The 1998 Director Stock Option Plan was approved by stockholders in May 1998, and amended by stockholders in May 2001.

GCS-136

        The following tables depict activity under our stock option plans:

	Shares Under Option	Weighted Average Exercise Price	Number Exercisable
GENZYME GENERAL STOCK:
Outstanding at December 31, 1999	23,219,014	$15.56	11,266,106
Granted	7,729,856	23.44
Granted—premium price	202,760	28.23
Exercised	(6,183,902)	13.20
Forfeited and cancelled	(807,018)	21.21

Outstanding at December 31, 2000	24,160,710	18.60	10,723,368
Granted	6,688,060	52.51
Exercised	(4,953,670)	14.66
Forfeited and cancelled	(534,320)	28.38

Outstanding at December 31, 2001	25,360,780	27.80	11,815,491
Granted	6,950,890	32.52
Exercised	(1,204,888)	14.76
Forfeited and cancelled	(1,244,058)	36.79

Outstanding at December 31, 2002	29,862,724	$29.23	16,002,081

	Shares Under Option	Weighted Average Exercise Price	Number Exercisable
BIOSURGERY STOCK:
Outstanding at December 18, 2000	—	$—	—
Conversion from Surgical Products Stock options	1,794,684	11.02
Conversion from Tissue Repair Stock options	1,258,952	24.28
Assumed from Biomatrix	1,706,639	16.79
Exercised	(717)	5.59
Forfeited and cancelled	(19,640)	23.61

Outstanding at December 31, 2000	4,739,918	16.65	2,444,601
Granted	3,644,850	7.58
Exercised	(119,037)	3.76
Forfeited and cancelled	(1,261,861)	14.23

Outstanding at December 31, 2001	7,003,870	12.54	3,783,030
Granted	2,107,453	4.32
Exercised	(18,373)	6.02
Forfeited and cancelled	(950,920)	10.34

Outstanding at December 31, 2002	8,142,030	$10.65	4,734,922

GCS-137

	Shares Under Option	Weighted Average Exercise Price	Number Exercisable
MOLECULAR ONCOLOGY STOCK:
Outstanding at December 31, 1999	1,809,110	$6.14	656,648
Granted	603,061	12.65
Granted—premium price	32,167	23.19
Exercised	(211,113)	6.66
Forfeited and cancelled	(82,214)	6.84

Outstanding at December 31, 2000	2,151,011	8.13	834,955
Granted	671,952	14.83
Exercised	(15,934)	5.99
Forfeited and cancelled	(33,010)	15.40

Outstanding at December 31, 2001	2,774,019	9.68	1,407,425
Granted	845,811	2.44
Exercised	(497)	4.68
Forfeited and cancelled	(68,294)	9.23

Outstanding at December 31, 2002	3,551,039	$7.97	1,990,842

	Shares Under Option	Weighted Average Exercise Price	Number Exercisable
SURGICAL PRODUCTS STOCK:
Outstanding at December 31, 1999	2,990,570	$6.65	563,048
Granted	47,900	10.64
Exercised	(63,194)	6.69
Forfeited and cancelled	(13,751)	7.02
Conversion to Biosurgery Stock options	(2,961,525)	6.69

Outstanding at December 31, 2000, 2001 and 2002	—

	Shares Under Option	Weighted Average Exercise Price	Number Exercisable
TISSUE REPAIR STOCK:
Outstanding at December 31, 1999	4,175,766	$8.02	1,905,031
Granted	47,217	6.41
Exercised	(71,615)	4.47
Forfeited and cancelled	(395,545)	6.76
Conversion to Biosurgery Stock options	(3,755,823)	8.14

Outstanding at December 31, 2000, 2001 and 2002	—

        The total exercise proceeds for all options outstanding at December 31, 2002 is:

  •
  $872.8 million for Genzyme General Stock;
  •
  $86.7 million for Biosurgery Stock; and
  •
  $28.3 million for Molecular Oncology Stock.

GCS-138

        The following tables contain information regarding the range of option prices as of December 31, 2002:

GENZYME GENERAL STOCK:

				Exercisable
		Remaining Contractual Life (In Years)
Range Of Exercise Prices	Number Outstanding		Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.21-$14.00	6,137,307	2.98	$10.38	4,394,066	$11.51
14.09-26.50	7,516,928	6.07	21.03	5,865,878	20.17
26.79-29.44	2,504,286	6.29	29.31	1,585,104	29.37
29.49-32.52	6,448,547	9.29	32.44	1,363,216	32.33
32.69-59.88	7,255,656	8.40	50.77	2,793,817	51.12

$0.21-$59.88	29,862,724	6.71	$29.23	16,002,081	$25.14

BIOSURGERY STOCK:

				Exercisable
		Remaining Contractual Life (In Years)
Range Of Exercise Prices	Number Outstanding		Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.88-$4.24	1,832,735	9.39	$4.18	358,759	$4.18
4.25-6.26	1,336,212	8.09	6.02	546,019	5.98
6.34-8.69	1,901,749	7.94	6.83	1,181,422	6.84
8.86-11.04	1,344,310	6.45	11.00	1,129,036	11.00
11.33-116.51	1,727,024	4.96	25.06	1,519,686	23.41

$1.88-$116.51	8,142,030	7.41	$10.65	4,734,922	$12.85

MOLECULAR ONCOLOGY STOCK:

				Exercisable
		Remaining Contractual Life (In Years)
Range Of Exercise Prices	Number Outstanding		Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.72-$2.31	12,000	8.86	$2.05	3,700	$2.23
2.33-2.33	802,290	9.41	2.33	150,268	2.33
2.63-5.75	582,571	6.22	4.70	414,458	4.62
7.00-7.00	906,276	4.98	7.00	906,276	7.00
7.68-26.85	1,247,902	7.93	13.88	516,140	13.84

$1.72-$26.85	3,551,039	7.23	$7.97	1,990,842	$7.92

Employee Stock Purchase Plan

        Our 1999 Employee Stock Purchase Plan allows full-time employees to purchase our stock at a discount. The number of shares authorized for purchase under the plan as of December 31, 2002 are:

  •
  1,289,299 shares of Genzyme General Stock;
  •
  970,600 shares of Biosurgery Stock; and

GCS-139

  •
  650,000 shares of Molecular Oncology Stock.

        We place limitations on the number of shares of each series of stock that can be purchased under the plan in a given year.

        The following table shows the shares purchased by employees for the past three years:

Shares Purchased	Genzyme General Stock	Biosurgery Stock	Molecular Oncology Stock	Surgical Products Stock	Tissue Repair Stock
2000	554,980	44,482	133,763	106,222	174,166
2001	547,787	252,681	158,629	0	0
2002	415,622	283,043	135,900	0	0
Available for purchase as of December 31, 2002	284,021	216,069	95,624	0	0

Stock Compensation Plans

        The disclosure regarding how we account for our four stock-based compensation plans: the 1997 Equity Incentive Plan, the 2001 Equity Incentive Plan, the 1998 Director Stock Option Plan (each of which are stock option plans) and the 1999 Employee Stock Purchase Plan is included in Note A., "Significant Accounting Policies—Accounting for Stock-Based Compensation," to our consolidated financial statements.

Warrants

        Warrant activity is summarized below:

	Genzyme General Stock		Genzyme Biosurgery Stock
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding at December 31, 1999	—	—	—	—
Sentron Medical, Inc	—	—	3,352	$22.80
Assumed from GelTex	102,706	$9.09-$35.50	—	—

Outstanding at December 31, 2000	102,706	$9.09-$35.50	3,352	$22.80
Assumed from Focal	—	—	4,203	$40.18-$77.83
Assumed from Novazyme	3,909	$13.13	—	—
Warrants exercised	(97,023)	—	—	—
Warrants expired	(2,162)	—	—

Outstanding at December 31, 2001	7,430	$16.57-$18.94	7,555	$22.80-$77.83
Additional GelTex warrants	6,638	$16.57	—	—
Warrants exercised	(13,164)	$16.57	—	—
Warrants expired	(904)	$18.94	(431)	$45.89

Outstanding at December 31, 2002	—	—	7,124	$22.80-$77.83

Purchase Rights

        Upon our acquisition of Novazyme, we assumed certain third parties' rights to purchase Novazyme Series B preferred stock that we converted into rights to purchase 66,830 shares of Genzyme General Stock for an aggregate purchase price of $1,216,306. These purchase rights expire 15 days following the filing of our first Investigational New Drug application with the FDA for a treatment for Pompe disease utilizing certain technology acquired from Novazyme.

GCS-140

        Purchase rights activity is summarized below:

	Genzyme General Stock
	Purchase Rights	Exercise Price
Outstanding at December 31, 2000	—	—
Assumed from Novazyme	66,830	$18.20
Rights exercised	(46,001)	$18.20

Outstanding at December 31, 2001	20,829	$18.20
Rights exercised	(798)	$18.20

Outstanding at December 31, 2002	20,031	$18.20

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

Distribution of Designated Shares

        We will distribute designated shares of Biosurgery Stock and Molecular Oncology Stock each year to holders of Genzyme General Stock if the number of designated shares of a particular series exceeds 10% of the number of shares of that series issued and outstanding as of the following dates:

  •
  September 30th for Biosurgery Stock; and
  •
  November 30th for Molecular Oncology Stock.

        We will not distribute an amount of designated shares equal to the sum of:

  •
  the designated shares reserved for issuance upon the exercise or conversion of Genzyme General convertible securities; and
  •
  the number of designated shares our board of directors reserved as of September 30th for Biosurgery Stock and November 30th for Molecular Oncology Stock for sale not later than six months after these dates.

        Any proceeds from the sale of designated shares will be allocated to Genzyme General.

GCS-141

        Designated share activity is summarized in the following table:

	Biosurgery Designated Shares	Molecular Oncology Designated Shares	Surgical Products Designated Shares	Tissue Repair Designated Shares
Balance at December 31, 1999	—	1,688,237	1,164,839	2,238,053
Increase from interdivision cash allocation	—	676,254	—	1,692,657
Repayment of portion of interdivision cash allocation	—	(364,293)	—	—
Stock options exercised	(517)	—	—	(97,209)
Conversion to Biosurgery designated shares	—	—	(1,164,839)	(3,833,501)
Conversion from Surgical Products designated shares	705,892	—	—	—
Conversion from Tissue Repair designated shares	1,284,989	—	—	—

Balance at December 31, 2000	1,990,364	2,000,198	—	—

Increase from interdivision cash allocation	1,902,949	333,333
Issuance from conversion of 5 1/4% convertible subordinate notes	(684,955)	(682,449)
Stock options exercised	(10,681)	—

Balance at December 31, 2001	3,197,677	1,651,082
Stock options exercised	(2,837)	—

Balance at December 31, 2002	3,194,840	1,651,082

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
  •
  2001—$12.0 million in exchange for an additional reserve of approximately 1.9 million Biosurgery designated shares;
  •
  2002—none.

        At December 31, 2002, $3.0 million remained available to Genzyme Biosurgery under this arrangement.

GCS-142

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
  •
  2001—$4.0 million in exchange for an additional reserve of approximately 0.3 million Molecular Oncology designated shares;
  •
  2002—none.

        At December 31, 2002, $11.0 million remained available to Genzyme Molecular Oncology under this arrangement.

NOTE O. OTHER COMMITMENTS AND CONTINGENCIES

        We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 2002 which, if adversely decided, would have a material adverse effect on our results of operations, financial condition or liquidity.

        In 2000, we recorded a gain of approximately $5.1 million in connection with proceeds received from the settlement of a lawsuit. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase enzyme at a fill facility operated by a contractor to us. We allocated these proceeds to Genzyme General and recorded them as other income.

        Pursuant to the terms of our joint venture agreement with BioMarin, for the development and commercialization of Aldurazyme enzyme, we are obligated to pay BioMarin a $12.1 million milestone payment upon receipt of FDA approval of the BLA for Aldurazyme enzyme.

Guarantees

        In November 2002, the FASB issued FIN No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FIN 34." We have applied the disclosure provisions of this FIN 45 as of December 31, 2002. The following is a summary of our agreements that we have determined are within the scope of FIN 45.

        As permitted under Delaware law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was serving, at our request in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a Director and Officer insurance policy that limits our exposure and enables us to recover a portion of any future amounts paid. As a result of our insurance policy coverage, we believe the estimated fair value of these indemnification agreements is minimal. We have no liabilities recorded for these agreements as of December 31, 2002.

GCS-143

        We enter into standard indemnification agreements in our ordinary course of business. Pursuant to these agreements, we indemnify, hold harmless, and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally our business partners or customers, in connection with any U.S. patent, or any copyright or other intellectual property infringement claim by any third party with respect to our products. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited. We have never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. We have no liabilities recorded for these agreements as of December 31, 2002.

        When as part of an acquisition we acquire all of the stock or all of the assets and liabilities of a company, we assume the liability for certain events or occurrences that took place prior to the date of acquisition. The maximum potential amount of future payments we could be required to make for such obligations is undeterminable at this time. We have no liabilities recorded for these liabilities as of December 31, 2002.

NOTE P. INCOME TAXES

        Our income (loss) before income taxes and the related income tax expense (benefit) are as follows:

	For the Years Ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Domestic	$92,016	$(138,630)	$(20,791)
Foreign	12,195	20,287	13,329

Total	$104,211	$(118,343)	$(7,462)

Currently payable:
Federal	$(3,598)	$44,810	$55,469
State	4,249	3,846	2,982
Foreign	7,694	8,123	3,607

Total	8,345	56,779	62,058

Deferred:
Federal	11,137	(41,416)	(3,322)
State	(882)	(2,770)	(182)
Foreign	415	(14,613)	(3,076)

Total	10,670	(58,799)	(6,580)

(Benefit from) provision for income taxes	$19,015	$(2,020)	$55,478

GCS-144

        Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	For the Years Ended December 31,
	2002	2001	2000
Tax provision (benefit) at U.S. statutory rate	35.0%	(35.0)%	(35.0)%
Losses in less than 80% owned subsidiaries with no current tax benefit	—	—	(45.5)
State taxes, net	3.2	0.9	25.6
Foreign sales corporation and extra-territorial income	(8.9)	(8.7)	(105.8)
Nondeductible amortization	—	13.2	53.9
Charge for purchased research and development	0.6	27.5	939.0
Benefit of tax credits	(15.7)	(4.0)	(51.9)
Foreign rate differential	3.8	0.9	(13.5)
Utilization of operating loss carryforwards	—	(1.8)	—
Write-off of non-deductible goodwill	—	4.4	—
Other	0.3	0.9	(23.3)

Effective tax rate	18.3%	(1.7)%	743.5%

        The components of net deferred tax assets (liabilities) are described in the following table:

	December 31,
	2002	2001
	(Amounts in thousands)
Deferred tax assets:
Net operating loss carryforwards	$8,189	$34,211
Tax credits	26,335	19,448
Realized and unrealized capital losses	21,796	—
Inventory	12,886	49,817
Intercompany profit in inventory eliminations	63,005	—
Reserves, accruals and other	19,471	37,088

Gross deferred tax assets	151,682	140,564
Valuation allowance	(1,022)	—

Net deferred tax assets	150,660	140,564
Deferred tax liabilities:
Depreciable assets	(14,220)	(19,371)
Realized and unrealized capital gains	—	(8,640)
Deferred gain	(898)	(898)
Intangible amortization	(190,195)	(214,585)

Net deferred tax liabilities	$(54,653)	$(102,930)

        Our ability to realize the benefit of net deferred tax assets is dependent on our generating sufficient taxable income and capital gain income before loss and capital loss carryforwards expire. While it is not assured, we believe that it is more likely than not that we will be able to realize all of

GCS-145

our net deferred tax assets. The amount we can realize, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

        At December 31, 2002, we had for U.S. income tax purposes, net operating loss carryforwards of $18.1 million and tax credit carryforwards of $26.3 million. Our net operating loss carryforwards expire between 2007 and 2021 and the tax credits expire between 2009 and 2022. For foreign purposes, we had net operating loss carryforwards of $14.9 million in 2002, which carryforward indefinitely.

        Our federal and various state income tax returns are currently under examination. While the ultimate results of such examinations cannot be predicted with certainty, we believe that the examinations will not have a material adverse effect on future operating results. As a result of the resolution of several tax audit matters in 2001, we recognized $2.2 million of net tax benefits.

        We recognized a $4.3 million tax benefit during the fourth quarter of 2002 as a result of additional tax credits identified during the preparation of our 2001 tax return, which we allocated to Genzyme General.

NOTE Q. BENEFIT PLANS

        We have a 401(k) plan that covers nearly all of our employees. We also maintain a separate 401(k) plan for the former employees of Deknatel Snowden Pencer, Inc., which we acquired in 1996. These plans permit qualifying employees to make contributions up to a specified percentage of their compensation, and we match a portion of those contributions. We contributed the following amounts to our 401(k) plans (amounts in millions):

	2002	2001	2000
Allocated to Genzyme General	$7.5	$5.9	$1.5
Allocated to Genzyme Biosurgery	1.7	2.1	2.6

	$9.2	$8.0	$4.1

Retirement Plans

        We have defined benefit pension plans for certain employees in foreign countries. These plans are funded in accordance with requirements of the appropriate regulatory bodies governing each plan.

GCS-146

        The following table sets forth the funded status and amounts recognized for our foreign defined benefit pension plans (amounts in thousands):

	December 31,
	2002	2001
Change in benefit obligation:
Projected benefit obligation, beginning of year	$22,520	$19,213
Service cost	1,293	869
Interest cost	1,399	1,151
Plan participants' contributions	694	497
Actuarial loss	1,669	1,475
Foreign currency exchange rate changes	2,836	(419)
Benefits paid	(266)	(266)

Projected benefit obligation, end of year	$30,145	$22,520

Change in plan assets:
Fair value of plan assets, beginning of year	$15,748	$17,117
Return on plan assets	(3,742)	(2,167)
Employer contribution	1,527	935
Plan participants' contributions	694	497
Foreign currency exchange rate changes	1,561	(499)
Benefits paid	(149)	(135)

Fair value of plan assets, end of year	$15,639	$15,748

Benefit obligation in excess of plan assets	$(14,506)	$(6,772)
Unrecognized net actuarial loss	11,988	4,517
Additional minimum pension liability, pre-tax	(3,614)	—

Net amount recognized	$(6,132)	$(2,255)

Net amount recognized:
Prepaid benefit cost	$476	$305
Accrued benefit liability	(2,994)	(2,560)
Additional minimum pension liability, pre-tax	(3,614)	—

Net amount recognized	$(6,132)	$(2,255)

GCS-147

        The weighted average assumptions used in determining related obligations of pension benefit plans are shown below:

	December 31,
	2002	2001
Weighted average assumptions:
Discount rate	5.75%	6.00%
Expected return on assets	7.00%	6.75%
Rate of compensation increase	3.50%	3.50%

        The components of net pension expense are as follows (amounts in thousands):

	For the Years Ended December 31,
	2002	2001
Service cost	$1,293	$869
Interest cost	1,399	1,151
Expected return on plan assets	(1,205)	(1,151)
Amortization and deferral of actuarial loss	158	19

Net pension expense	$1,645	$888

        The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows (amounts in thousands):

	2002	2001
Projected benefit obligation	$30,145	$22,520
Accumulated benefit obligation	21,723	16,199
Fair value of plan assets	15,639	15,748

        The $3.6 million additional minimum liability, $2.5 million net of tax, was recorded to accumulated other comprehensive income during 2002 as a result of the fair value of the plan assets for our pension plan in the United Kingdom being below the accumulated benefit obligation of the same plan.

        In addition, we have a U.S. defined benefit plan for the former employees of Deknatel Snowden Pencer, Inc. which was frozen as of December 31, 1995 and which is fully funded as of December 31, 2002. The tables above exclude information relating to this plan.

NOTE R. SEGMENT INFORMATION

        In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," we present segment information in a manner consistent with the method we use to report this information to our management. Applying SFAS No. 131, we have five reportable segments:

  •
  Therapeutics, which develops, manufactures and distributes human therapeutic products with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, and

GCS-148

    other specialty therapeutics. The segment derives substantially all of its revenue from sales of Cerezyme enzyme, Fabrazyme enzyme and Thyrogen hormone;

  •
  Renal, which develops products that treat patients suffering from renal diseases, including chronic renal failure. The segment manufactures and sells, and derives all of its revenue from sales of, Renagel phosphate binder;

  •
  Diagnostic Products, which provides diagnostic products to niche markets focusing on in vitro diagnostics;

  •
  Genzyme Biosurgery, which develops and markets biotherapeutic and biomaterial products, with an emphasis on orthopaedics, heart disease and broader surgical applications; and

  •
  Genzyme Molecular Oncology, which is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

        We have provided information concerning the operations of these reportable segments in the following table:

	For the Years Ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Revenues:
Genzyme General:
Therapeutics(1)	$704,613	$606,815	$550,931
Renal(1,2)	156,864	176,921	49,748
Diagnostic Products(1)	83,065	76,858	61,469
Other(3)	132,684	118,008	89,371
Eliminations/Adjustments(4)	2,959	3,324	964

Total Genzyme General	1,080,185	981,926	752,483
Genzyme Biosurgery(1)	240,083	235,142	145,214
Genzyme Molecular Oncology	9,204	6,562	5,623

Total	$1,329,472	$1,223,630	$903,320

Depreciation and amortization expense(5):
Genzyme General:
Therapeutics(1)	$27,228	$50,990	$7,816
Renal(1,2)	24,647	24,894	1,097
Diagnostic Products(1)	7,000	7,819	4,940
Other(3)	5,348	7,066	7,226
Eliminations/Adjustments(4)	31,798	27,184	20,127

Total Genzyme General	96,021	117,953	41,206
Genzyme Biosurgery(1)	37,886	60,931	11,622
Genzyme Molecular Oncology	93	125	5,572
Eliminations/Adjustments	—	—	(470)

Total	$134,000	$179,009	$57,930

GCS-149

Equity in net loss of unconsolidated affiliates:
Genzyme General:
Therapeutics(1)	$(14,928)	$(30,214)	$(26,867)
Renal(1,2,6)	—	—	(15,934)
Diagnostic Products	—	—	—
Other(3)	—	126	(64)
Eliminations/Adjustments(7)	(1,930)	(4,277)	(2,100)

Total Genzyme General	(16,858)	(34,365)	(44,965)
Genzyme Biosurgery	—	(1,316)	—
Genzyme Molecular Oncology	—	—	—

Total	$(16,858)	$(35,681)	$(44,965)

Income tax (expense) benefit:
Genzyme General:
Therapeutics(1)	$(76,999)	$(8,891)	$(95,834)
Renal(1,2)	6,680	(8,631)	42,788
Diagnostic Products(1)	1,585	1,269	(2,056)
Other(3)	(2,504)	(4,818)	1,006
Eliminations/Adjustments(4)	14,722	(31,595)	(38,543)

Genzyme General tax provision	(56,516)	(52,666)	(92,639)
Genzyme Biosurgery(1)	—	—	—
Genzyme Molecular Oncology	—	—	1,214
Eliminations/Adjustments	37,501	54,686	35,947

Total	$(19,015)	$2,020	$(55,478)

Net income (loss):
Genzyme General:
Therapeutics(1)	$165,849	$66,945	$170,132
Renal(1,2)	(11,473)	14,992	(76,067)
Diagnostic Products(1)	1,084	(1,075)	3,004
Other(3)	4,300	8,383	(1,790)
Eliminations/Adjustments(8)	(9,029)	(85,366)	(9,323)

Net income for Genzyme General before cumulative effect of change in accounting for derivative financial instruments	150,731	3,879	85,956
Cumulative effect of change in accounting for derivative financial instruments, net of tax(9)	—	4,167	—

Net income for Genzyme General	150,731	8,046	85,956
Genzyme Biosurgery(1,10):
Net loss for Genzyme Biosurgery before cumulative effect of change in accounting for goodwill	(79,322)	(126,981)	(162,217)
Cumulative effect of change in accounting for goodwill(11)	(98,270)	—	—

Net loss for Genzyme Biosurgery	(177,592)	(126,981)	(162,217)
Genzyme Molecular Oncology	(23,714)	(29,718)	(23,096)
Eliminations/Adjustments(12)	37,501	36,497	36,867

Total	$(13,074)	$(112,156)	$(62,490)

GCS-150

(1)
Results of operations of companies acquired and amortization of intangible assets related to these acquisitions are included in segment results beginning on the date of acquisition. Charges for IPR&D related to these acquisitions is included in the segment results in the year of acquisition. Acquisitions completed since January 1, 2000 include:

Company Acquired	Date Acquired	Business Segment(s)	IPR&D Charge
Novazyme	September 26, 2001	Genzyme General/Therapeutics	$86.8 million
Focal	June 30, 2001	Genzyme Biosurgery	None
Wyntek	June 1, 2001	Genzyme General/Diagnostic Products	$8.8 million
Biomatrix	December 18, 2000	Genzyme Biosurgery	$82.1 million
GelTex	December 14, 2000	Genzyme General/Therapeutics and Renal	$118.0 million
(2)
In 2002, we created our Renal reporting segment consisting of amounts attributable to the manufacture and sale of Renagel phosphate binder and amounts attributable to our research and development programs focused on renal diseases. Previously, amounts attributable to the manufacture and sale of Renagel phosphate binder had been included as a component of our Therapeutics reporting segment and amounts attributable to our renal research and development programs had been included in Eliminations/Adjustments for Genzyme General. We have reclassified our 2001 and 2000 segment disclosures to conform to our 2002 presentation.

(3)
Other includes amounts attributable to our genetic testing and pharmaceutical businesses, both of which operate within Genzyme General.

(4)
Eliminations/Adjustments consist primarily of amounts related to Genzyme General's research and development and administrative activities, including investment income and interest expense, that we do not specifically allocate to a particular segment of Genzyme General.

(5)
On January 1, 2002, in connection with the adoption of SFAS No. 142, we ceased amortizing goodwill and workforce intangible assets.

(6)
In 2000, includes our 50% portion of the losses of RenaGel LLC through December 13, 2000. In connection with the acquisition of GelTex, we acquired GelTex's 50% interest in RenaGel LLC and, as a result, consolidated the activities of the joint venture for the period from December 14, 2000 through December 31, 2000. See Note C., "Acquisitions" above.

(7)
Represents our portion of the net loss of GTC, an unconsolidated affiliate through May 2002, which we do not specifically allocate to a particular segment of Genzyme General.

(8)
Includes the net income (loss) of Genzyme General's corporate administrative and research and development activities which we do not specifically allocate to a particular segment of Genzyme General including the following (pre-tax):

  •
  gains on affiliate sale of stock of $0.2 million in 2001 and $22.7 million in 2000, recognized in accordance with our policy pertaining to affiliate sales of stock, all of which resulted from the sale of common stock by GTC, an unconsolidated affiliate;

  •
  losses on equity investments of:

  •
  $15.4 million in 2002, including charges of: $9.2 million to write down our investment in GTC, $3.4 million to write down our investment in Cambridge Antibody Technology Group, $2.0 million to write down our investment in Dyax and $0.8 million to write down our investment in Targeted Genetics; and

GCS-151

      •
      $26.0 million in 2001, including charges of: $8.5 million to write-off our investment in Pharming Group, $11.8 million to write down our investment in Cambridge Antibody Technology Group and $4.5 million to write down our investment in Targeted Genetics;
    •
    net gains on sales of investments in equity securities of $23.2 million in 2000; and
    •
    net proceeds of $5.1 million received in connection with the settlement of a lawsuit in 2000.
(9)
On January 1, 2001, in connection with the adoption of SFAS No. 133, we recorded a cumulative effect adjustment of $4.2 million, net of tax, to recognize the fair value of warrants to purchase shares of GTC common stock held on January 1, 2001 and allocated to Genzyme General.
(10)
In 2001 includes a loss of $25.0 million in connection with the sale of the assets of our Snowden Pencer line of surgical instruments. See Note D., "Dispositions," above. In 2000 includes charges for IPR&D of $82.1 million related to our acquisition of Biomatrix. See Note C., "Acquisitions" above.
(11)
In connection with the adoption of SFAS No. 142 on January 1, 2002, we tested the goodwill of Genzyme Biosurgery's cardiothoracic reporting unit for impairment and, as a result, reduced goodwill by recording a cumulative effect impairment charge of $98.3 million in our consolidated statements of operations and the combined statements of operations of Genzyme Biosurgery for the year ended December 31, 2002.
(12)
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

        We provide information concerning the assets of our reportable segments in the following table:

	December 31,
	2002	2001	2000
	(Amounts in thousands)
Segment Assets:
Genzyme General(1):
Therapeutics(2)	$1,127,493	$889,598	$948,715
Renal(2,3)	467,164	457,896	392,941
Diagnostic Products(4)	103,636	105,354	89,236
Other(5)	89,705	84,239	77,153
Eliminations/Adjustments(6,7)	1,767,803	1,688,167	991,008

Total Genzyme General	3,555,801	3,225,254	2,499,053
Genzyme Biosurgery(8,9)	560,792	704,671	811,600
Genzyme Molecular Oncology	13,981	42,419	30,752
Eliminations/Adjustments(10)	(47,525)	(36,599)	(23,305)

Total	$4,083,049	$3,935,745	$3,318,100

(1)
Segment assets for Genzyme General include primarily cash and investments, accounts receivable, inventory and certain fixed and intangible assets.
(2)
Segment assets for our Therapeutics reporting segment for:
  •
  2001 includes $25.9 million of assets resulting from our acquisition of Novazyme, including $17.2 million of goodwill; and
  •
  2000 includes $370.5 million of goodwill and $198.5 million of other intangible assets resulting from our acquisition of GelTex.

GCS-152

  Segment assets for our Renal reporting segment in 2000 include $82.0 million of goodwill and $266.6 million of other intangible assets also resulting from our acquisition of GelTex. See Note C., "Acquisitions" above.

(3)
In 2002, we created our Renal reporting segment consisting of amounts attributable to the manufacture and sale of Renagel phosphate binder and amounts attributable to our research and development programs focused on renal diseases. Previously, amounts attributable to the manufacture and sale of Renagel phosphate binder had been included as a component of our Therapeutics reporting segment and amounts attributable to our renal research and development programs had been included in Eliminations/Adjustments for Genzyme General. We have reclassified our 2001 and 2000 segment disclosures to conform to our 2002 presentation.
(4)
Segment assets for our Diagnostic Products reporting segment for 2001 include $71.5 million of assets resulting from our acquisition of Wyntek, including $20.3 million of goodwill and $39.4 million of other intangible assets, net of related amortization. See Note C., "Acquisitions" above.
(5)
Other includes amounts attributable to our genetic testing and pharmaceuticals businesses, both of which operate within Genzyme General.
(6)
Eliminations/Adjustments for Genzyme General consists of the differences between the total assets for Genzyme General's segments and the other category and the total combined assets for Genzyme General. Eliminations/Adjustments for 2001 includes the allocation of net proceeds of $562.1 million from the private placement of $575.0 million in principal of 3% convertible subordinated debentures which was completed in May 2001.
(7)
Eliminations/Adjustments for Genzyme General consists primarily of cash, cash equivalents, short and long-term investments, equity investments, net property, plant and equipment and deferred tax assets that we do not allocate to a particular segment of Genzyme General.
(8)
Segment assets for Genzyme Biosurgery include:
•
$25.9 million of additional assets resulting from the acquisition of the Class A and Class B limited partnership interests of GDP, including $8.4 million of goodwill and $17.5 million of other intangible assets; and
•
$19.2 million of additional assets resulting from the acquisition of Focal, including $1.4 million of goodwill and $7.9 million of other intangible assets.

  Segment assets for Genzyme Biosurgery for 2000 include $488.9 million of additional assets resulting from the acquisition of Biomatrix, including $284.9 million of intangible assets, $112.3 million of goodwill and $38.5 million of property, plant and equipment. See Note C., "Acquisitions," above.

(9)
In connection with the adoption of SFAS No. 142 on January 1, 2002, we tested the goodwill of Genzyme Biosurgery's cardiothoracic reporting unit for impairment and, as a result, reduced goodwill by recording a cumulative effect impairment charge of $98.3 million in our consolidated statements of operations and the combined statements of operations of Genzyme Biosurgery for the year ended December 31, 2002.
(10)
Eliminations/Adjustments represents the elimination of interdivisional balances.

GCS-153

        The amount in Eliminations/Adjustments for net income consists primarily of interest income, interest expense and other income and expense items that we do not specifically allocate to a particular segment. The amounts in Eliminations/Adjustments for segment assets consist of the following:

	December 31,
	2002	2001	2000
	(Amounts in thousands)
Cash, cash equivalents, and short- and long-term investments	$1,077,904	$961,879	$339,259
Deferred tax assets	105,094	70,196	46,836
Property, plant and equipment, net	414,077	420,684	332,423
Notes receivable—related parties	11,918	—	—
Goodwill, net	5,287	5,143	30,197
Other intangibles, net	25	—	—
Investment in equity securities	42,945	88,686	119,648
Other	63,028	104,980	99,340

Total Eliminations / Adjustments	$1,720,278	$1,651,568	$967,703

        We operate in the healthcare industry and we manufacture and market our products primarily in the U.S. and Europe. Our principal manufacturing facilities are located in the U.S., United Kingdom, Switzerland, Ireland and Germany. We purchase products from our subsidiaries in the United Kingdom and Switzerland for sale to customers in the U.S. We set transfer prices from our foreign subsidiaries to allow us to produce profit margins commensurate with our sales and marketing effort. Our subsidiary in Ireland is our primary distributor of therapeutic products in Europe. The following table contains certain financial information by geographic area:

	For the Years Ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Revenues:
U.S	$805,492	$778,418	$550,756
Europe	386,928	316,696	248,522
Other	137,052	128,516	104,042

Total	$1,329,472	$1,223,630	$903,320

Long-lived assets:
U.S	$1,312,616	$1,467,291	$926,790
Europe	253,103	110,501	46,534
Other	1,744	1,519	4,244

Total	$1,567,463	$1,579,311	$977,568

        Our results of operations are highly dependent on sales of Cerezyme enzyme. Sales of this product represented 52% of our product revenue in 2002, 51% of our product revenue in 2001 and 66% of our product revenue in 2000. We manufacture Cerezyme enzyme at a single manufacturing facility in Allston, Massachusetts. We sell this product directly to physicians, hospitals and treatment centers as well as through unaffiliated distributors. Distributor sales of Cerezyme enzyme represented approximately 43% of Cerezyme enzyme revenue in 2002, approximately 33% in 2001 and approximately 28% in 2000. Sales of Cerezyme to one of our U.S. distributors represented

GCS-154

approximately 9% of our total revenue in 2002, approximately 9% in 2001 and approximately 11% in 2000. We believe that our credit risk associated with trade receivables is mitigated as a result of the fact that this product is sold to a large number of customers over a broad geographic area.

        Sales of Renagel phosphate binder represented approximately 13% of our product revenue in 2002, 16% of our product revenue in 2001 and approximately 6% of our product revenue in 2000. Distributor sales of Renagel phosphate binder represented approximately 72% of Renagel phosphate binder revenue in 2002, approximately 89% in 2001 and approximately 86% in 2000.

NOTE S. QUARTERLY RESULTS (UNAUDITED)

	1st Quarter 2002	2nd Quarter 2002	3rd Quarter 2002	4th Quarter 2002(1)
	(Amounts in thousands, except per share amounts)
Total revenue	$297,940	$332,192	$340,166	$359,174
Gross profit	206,137	235,043	243,420	253,301
Net income (loss)	(91,497)	28,323	25,055	25,045
Income (loss) per share:
Allocated to Genzyme General Stock:
Basic	$0.14	$0.23	$0.25	$0.21
Diluted	$0.14	$0.23	$0.25	$0.19
Allocated to Biosurgery Stock:
Basic and diluted	$(2.94)	$(0.38)	$(0.55)	$(0.33)
Allocated to Molecular Oncology Stock:
Basic and diluted	$(0.36)	$(0.37)	$(0.37)	$(0.31)
	1st Quarter 2001	2nd Quarter 2001	3rd Quarter 2001	4th Quarter 2001
	(Amounts in thousands, except per share amounts)
Total revenue	$278,261	$300,641	$319,495	$325,233
Gross profit	184,637	204,680	226,444	229,265
Net income (loss)	3,257	(6,354)	(102,676)	(6,383)
Income (loss) per share:
Allocated to Genzyme General Stock:
Basic	$0.21	$0.18	$(0.37)	$0.21
Diluted	$0.20	$0.17	$(0.37)	$0.20
Allocated to Biosurgery Stock:
Basic and diluted	$(0.84)	$(0.91)	$(0.48)	$(1.11)
Allocated to Molecular Oncology Stock:
Basic and diluted	$(0.39)	$(0.52)	$(0.45)	$(0.46)

(1)
Includes fourth quarter 2002 charges of:
•
$15.4 million to write down our investment in certain strategic equity investments because we considered the decline in value of these investments to be other than temporary;
•
$14.0 million to write off engineering and design costs related to a manufacturing facility that was being constructed in Framingham, Massachusetts;

GCS-155

  •
  $5.5 million to reverse excess accruals related to the cost of fulfilling our legal obligation to provide human transgenic alpha-glucosidase during the transition of Pompe clinical trial patients to a CHO-cell product;
  •
  $4.2 million for severance costs;
  •
  $3.6 million to write-off our 50% share of costs associated with the write-off of certain production runs during the scale up of Aldurazyme enzyme manufacturing;
  •
  $2.8 million for costs associated with a planned major maintenance shutdown of a recombinant protein manufacturing facility in November 2002; and
  •
  $2.2 million attributable to product damaged when mishandled by a carrier during shipment to a customer for which we are seeking insurance reimbursement.

        In addition, we recognized a $4.3 million tax benefit in the fourth quarter of 2002 as a result of additional tax credits identified during the preparation of our 2001 tax return, which we allocated to Genzyme General.

NOTE T. SUBSEQUENT EVENT

        In 2001, our wholly-owned subsidiary in the United Kingdom established a home nursing and infusion service to support patients receiving Cerezyme enzyme and our other enzyme replacement therapies following the expiration of a contract with a third party service provider. This third party lodged a complaint with the Office of Fair Trading, or OFT, in the United Kingdom. The OFT is a non-governmental organization empowered to enforce certain consumer and competition legislation in the United Kingdom. The OFT commenced an investigation of this service, alleging that it contravened competition laws in the United Kingdom. While we believe that the provision of home healthcare services by our subsidiary and our pricing for Cerezyme enzyme in the United Kingdom fully complies with applicable laws, we cooperated in this investigation. On March 27, 2003, the OFT ruled that this service did, in fact, violate U.K. competition law, and as a result fined our subsidiary approximately 6.8 million Pounds Sterling and required modifications to our pricing structure for Cerezyme enzyme in the United Kingdom. We do not believe the OFT followed a fair procedure in conducting its investigation, nor do we believe its ruling is supported by either law or fact. We have notified the Competition Commission Appeal Tribunal that we will appeal the OFT's ruling. Based on the advice of counsel, management does not believe it is probable that we will be required to pay a material fine or modify our Cerezyme pricing structure. We have not accrued any amounts in connection with this contingency.

GCS-156

REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Stockholders of Genzyme Corporation:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Genzyme Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note I to these consolidated financial statements, the Company changed its method for accounting for goodwill in 2002.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 7, 2003, except for Note T, as to which the date is March 28, 2003

GCS-157

GENZYME CORPORATION
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Column A	Column B	Column C		Column D	Column E
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year ended December 31, 2002:
Allowance for doubtful accounts	$14,210,000	$7,324,000	$2,997,000	$5,662,000	$18,869,000
Year ended December 31, 2001:
Allowance for doubtful accounts	$20,711,000	$1,766,000	$1,295,000	$9,562,000	$14,210,000
Year ended December 31, 2000:
Allowance for doubtful accounts	$20,285,000	$4,608,000	$3,388,000	$7,570,000	$20,711,000

GCS-158