Form 10-K, Exhibit 13
period 2002-12-31
GENZYME CORP
filed 2003-03-31
CIK 732485

Use these links to rapidly review the document
TABLE OF CONTENTS 5

EXHIBIT 13.2

FINANCIAL STATEMENTS
GENZYME GENERAL
A Division of Genzyme Corporation

GENZYME GENERAL
A Division of Genzyme Corporation

Combined Selected Financial Data

        These selected financial data have been derived from the audited, combined financial statements of Genzyme General. You should read the following information in conjunction with the audited financial statements and related notes of Genzyme General and Genzyme contained elsewhere in this annual report. These selected financial data may not be indicative of Genzyme General's future financial condition due to the risks and uncertainties described under the caption "Management's Discussion and Analysis of Genzyme General's Financial Condition and Results of Operations—Factors Affecting Future Operating Results" included in this annual report.

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

        To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock is defined in our charter as the net income or loss of Genzyme General determined in accordance with accounting principles generally accepted in the U.S., and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock, combine existing tracking stocks or change our earnings allocation methodology. Because the earnings allocated to Genzyme General Stock are based on the income or losses attributable to Genzyme General, we provide financial statements and management's discussion and analysis of Genzyme General to aid investors in evaluating its performance.

COMBINED STATEMENTS OF OPERATIONS DATA

	For the Years Ended December 31,
	2002	2001	2000	1999	1998
	(Amounts in thousands)
Revenues:
Net product sales	$984,589	$898,731	$690,027	$571,531	$509,727
Net service sales	89,423	74,056	61,161	57,223	55,445
Revenues from research and development contracts:
Related parties	2,747	3,279	509	1,516	3,568
Other	3,426	5,860	786	5,096	579

Total revenues	1,080,185	981,926	752,483	635,366	569,319

Operating costs and expenses:
Cost of products sold	213,659	194,175	162,894	115,125	138,802
Cost of services sold	52,159	43,167	37,879	35,637	34,240
Selling, general and administrative(1)	323,683	295,068	166,462	149,427	126,172
Research and development (including research and development related to contracts)(1)	230,043	187,502	112,792	97,746	73,139
Amortization of intangibles(2)	38,998	74,296	10,928	8,106	7,610
Purchase of in-process research and development(3)	—	95,568	118,048	5,436	—
Charge for impaired assets(4)	13,986	—	—	—	—

Total operating costs and expenses	872,528	889,776	609,003	411,477	379,963

Operating income	207,657	92,150	143,480	223,889	189,356

Other income (expenses):
Equity in net loss of unconsolidated
affiliates	(16,858)	(34,365)	(44,965)	(37,423)	(19,739)
Gain on affiliate sale of stock(5)	—	212	22,689	6,683	2,369
Gain (loss) on investments in equity securities(6)	(14,497)	(25,996)	23,173	(3,749)	(6)
Minority interest in net loss of subsidiary	—	2,259	4,625	3,674	4,285
Gain on sale of product line(7)	—	—	—	8,018	31,202
Other(8)	(152)	(2,329)	5,203	14,389	—
Investment income	48,944	47,806	38,549	30,881	22,953
Interest expense	(17,847)	(23,192)	(14,159)	(19,885)	(16,994)

Total other income (expenses)	(410)	(35,605)	35,115	2,588	24,070

Income before income taxes	207,247	56,545	178,595	226,477	213,426
Provision for income taxes	(56,516)	(52,666)	(92,639)	(84,400)	(80,374)

Division net income before cumulative effect of change in accounting for derivative financial instruments	150,731	3,879	85,956	142,077	133,052
Cumulative effect of change in accounting for derivative financial instruments, net of tax(9)	—	4,167	—	—	—

Division net income	$150,731	$8,046	$85,956	$142,077	$133,052

COMBINED BALANCE SHEET DATA

	For the Years Ended December 31,
	2002	2001	2000	1999	1998
	(Amounts in thousands)
Cash and investments	$1,149,145	$1,041,500	$531,326	$513,905	$556,097
Working capital	825,573	473,870	434,412	487,561	381,685
Total assets	3,555,801	3,225,254	2,499,053	1,399,583	1,410,391
Long-term debt, capital lease obligations and convertible debt, including current portion(10)	600,051	606,926	455,684	272,702	357,214
Division equity	2,585,884	2,280,352	1,750,280	1,007,614	939,967

(1)
Selling, general and administrative expenses for 2002 includes a $3.3 million charge for severance costs and the reversal of $5.5 million of accruals in excess of currently estimated requirements to fulfill our legal obligation to provide human transgenic alpha-glucosidose during the transition of Pompe clinical trial patients to a CHO-cell product. Research and development expenses for 2002 include a $0.9 million charge for severance costs. Selling, general and administrative expenses for 2001 includes $27.0 million of charges resulting from Pharming Group's decision to file for and operate under a court supervised receivership.

(2)
Effective January 1, 2002, in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," Genzyme General ceased amortizing goodwill. Genzyme General recorded $37.0 million in 2001 and $6.6 million in 2000 of amortization expense related to its goodwill.

(3)
Charges for IPR&D were incurred in connection with the following acquisitions:

•
2001—$86.8 million from the acquisition of Novazyme and $8.8 million from the acquisition of Wyntek;

•
2000—$118.0 million from the acquisition of GelTex; and

•
1999—$5.4 million from the acquisition of Peptimmune.

(4)
Represents the write-off of engineering and design costs related to a manufacturing facility that was being constructed in Framingham, Massachusetts.

(5)
During 2000, in accordance with our policy pertaining to affiliate sales of stock, we recorded gains of $22.7 million relating to public offerings of common stock by our unconsolidated affiliate, GTC. In 2001, 1999 and 1998, our gain on affiliate sale of stock represents the gain on our investment in GTC as a result of GTC's various issuances of additional shares of its common stock.

(6)
Gains (losses) on investments in equity securities includes the following gains and losses resulting from the sale of equity investments and impairment charges because we assessed declines in market value to be other than temporary.

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

•
2000—gains of $16.4 million upon the sale of a portion of our investment in GTC and $7.6 million relating to our investment in Celtrix when it was acquired in a stock-for-stock transaction;

•
1999—gains of $2.0 million resulting from the sales of shares of Techne common stock that we received when we sold our research products business to Techne offset by a charge of $5.7 million to write down our investment in Pharming Group; and

•
1998—gains of $3.4 million resulting from the sales of shares of Techne common stock, offset by a charge of $3.4 million to write down our investment in Celtrix.

(7)
Gain (loss) on sale of product line includes:

•
1999—a gain of $7.5 million, representing the payment of a note receivable that we received as partial consideration for the sale of Genetic Design to Laboratory Corporation of America in 1996, and a gain of $0.5 million resulting from the sale of our immunochemistry business assets to an operating unit of Sybron Laboratory Products; and

•
1998—a gain of $31.2 million related to the sale of our research products business assets to Techne.

(8)
Other includes:

•
2000—$5.1 million payment received in connection with the settlement of a lawsuit; and

•
1999—the receipt of a $14.4 million payment associated with the termination of our agreement to acquire Cell Genesys, net of acquisition related expenses.

(9)
On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. In accordance with the transition provisions of SFAS No. 133, Genzyme General recorded a cumulative effect adjustment of $4.2 million, net of tax, in its combined statement of operations to recognize the fair value of warrants to purchase shares of GTC common stock held on January 1, 2001 and allocated to Genzyme General.

(10)
Long-term debt, capital lease obligations and convertible debt, including current portion, consists primarily of:

•
December 31, 2002 and 2001—$575.0 million in principal of our 3% convertible subordinated debentures due May 2021 and a $25.0 million capital lease obligation;

•
December 31, 2000—$250.0 million in principal of our 5 1/4% convertible subordinated notes (which have since been redeemed), $150.0 million in principal drawn under our revolving credit facility (which has since been repaid), and a $25.0 million capital lease obligation; and

•
December 31, 1999 and 1998—$250.0 million in principal of 5 1/4% convertible subordinated notes.

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

        We prepare the combined financial statements of Genzyme General in accordance with accounting principles generally accepted in the U.S. We present financial information and accounting policies specific to Genzyme General in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read our consolidated financial statements in conjunction with the combined financial statements of Genzyme General. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains a summary of our accounting policies.

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

        To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock is defined in our charter as the net income or loss of Genzyme General determined in accordance with accounting principles generally accepted in the U.S., and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create new series of tracking stock, combine existing tracking stocks or change our earnings allocation methodology. Because the earnings allocated to Genzyme General Stock are based on the income or losses attributable to Genzyme General, we provide financial statements and management's discussion and analysis of Genzyme General to aid investors in evaluating its performance.

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

        We present earnings per share data for Genzyme General Stock in our consolidated financial statements. We present financial information and accounting policies specific to Genzyme General in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should, therefore, read this discussion and analysis of Genzyme General's financial position and results of operations in conjunction with the combined financial statements and related notes of Genzyme General, the discussion and analysis of Genzyme's financial position and results of operations, and the consolidated financial statements and related notes of Genzyme, all of which are included in this annual report.

ACQUISITIONS

        The following acquisitions have been allocated to Genzyme General and have been accounted for as purchases. The results of operations of Novazyme, Wyntek and GelTex are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition.

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

        The staff of the FTC is investigating our acquisition of Novazyme. The FTC is one of the agencies responsible for enforcing federal antitrust laws, and, in this investigation, it is evaluating whether there are anti-competitive aspects of the Novazyme transaction that the government should seek to negate. While we do not believe that the acquisition should be deemed to contravene antitrust laws, we have been cooperating in the FTC investigation. At this stage, we cannot predict with precision the likely outcome of the investigation or how that outcome will impact our business. As with any litigation or investigation, there are ongoing costs associated with responding to the investigation, both in terms of management time and out-of-pocket expenses.

        In June 2001, we acquired all of the outstanding capital stock of Wyntek for an aggregate purchase price of $65.4 million.

        In December 2000, we acquired GelTex for $515.2 million of cash, 15.8 million in shares of Genzyme General Stock valued at $491.2 million and options, warrants and other costs valued at $69.7 million. As part of the acquisition of GelTex, we acquired all of GelTex's ownership interest in RenaGel LLC, our joint venture with GelTex. Prior to the acquisition of GelTex, we accounted for our investment in RenaGel LLC under the equity method of accounting.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

        The preparation of the combined financial statements of Genzyme General in accordance with accounting principles generally accepted in the U.S., requires us to make certain estimates and judgments that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in these financial statements. Our actual results could differ from these estimates under different assumptions and conditions.

        We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the combined financial statements of Genzyme General:

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

        Any future changes that our board of directors may make to the methods for allocating revenue, expenses, assets, and liabilities among our divisions could materially change the results of operations or the financial condition of Genzyme General and the income allocated to one or more series of our stock.

Income Tax Allocation Policy

        If at the end of any fiscal quarter, a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Genzyme Biosurgery and Genzyme Molecular Oncology have not yet generated taxable income, and thus have not had the ability to use any projected annual tax benefits. Genzyme General has generated taxable income, providing it with the ability to utilize the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology. Consistent with our policy, we have allocated the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology to Genzyme General without any compensating payments or allocations to Genzyme Biosurgery or Genzyme Molecular Oncology. Income tax benefits allocated from Genzyme Biosurgery to Genzyme General are recorded as a reduction of Genzyme Biosurgery's division equity and do not impact Genzyme Biosurgery's division net loss. Income tax benefits allocated to Genzyme General are recorded as a credit to Genzyme General's division equity and do not impact Genzyme General's division net income.

Determination of Available Dividend Amounts

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

        Within these parameters, and other general limits under our charter and Massachusetts law, the amount of any dividend payment will be at the board of directors' discretion. To date, we have never paid or declared a cash dividend on shares of any of our series of common stock, nor do we anticipate doing so in the foreseeable future. Unless declared, no dividends accrue on our tracking stock.

        Determining the dividend limit for each series of our stock can involve significant judgment, including assessing the amount that would be legally available for dividends under Massachusetts law. If we concluded that a division would be unable to pay dividends under Massachusetts law as a separate corporation, we would be unable to allocate losses to the corresponding series of our stock. This could materially impact the allocation of income and losses among our three series of tracking stock.

Revenue Recognition

        Genzyme General recognizes revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, title and risk of loss have passed to the customer and collection from the customer is reasonably assured. Genzyme General recognizes revenue from service sales, such as genetic testing services, when we have finished providing the service. Genzyme General recognizes revenue from contracts to perform research and development services and selling and marketing services over the term of the applicable contract and as it completes its obligations under that contract. Genzyme General recognizes non-refundable, up-front license fees over the related performance period or at the time we have no remaining performance obligations.

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

        Revenue from milestone payments for which Genzyme General has no continuing performance obligations is recognized upon achievement of the related milestone. When Genzyme General has continuing performance obligations, it recognizes milestone payments as revenue upon the achievement of the milestone only if all of the following conditions are met:

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

        The timing of product shipments and receipts can have a significant impact on the amount of revenue that Genzyme General recognizes in a particular period. Also, most of Genzyme General's products, including Cerezyme enzyme and Renagel phosphate binder, are sold at least in part through distributors. Inventory in the distribution channel consists of inventory held by distributors, who are Genzyme General's customers, and inventory held by retailers, such as pharmacies and hospitals. Genzyme General's revenue in a particular period can be impacted by increases or decreases in distributor inventories. If distributor inventories increased to excessive levels, Genzyme General could experience reduced purchases in subsequent periods, or product returns from the distribution channel due to overstocking, low end-user demand or product expiration.

        Genzyme General uses a variety of data sources to determine the amount inventory in its United States distribution channel. For Cerezyme enzyme, Genzyme General receives data on sales and inventory levels directly from its primary distributors. For Renagel phosphate binder, Genzyme General's data sources include prescription and wholesaler data purchased from external data providers and, in some cases, sales and inventory data received directly from distributors. As part of Genzyme General's efforts to limit inventory held by distributors and to gain improved visibility into the distribution channel, it executed revised agreements with its primary Renagel phosphate binder distributors during 2002. These agreements provide incentives for the distributors to limit the amount of inventory that they carry, and to provide Genzyme General with specific inventory and sales data.

        Genzyme General records reserves for rebates payable under Medicaid and payor contracts, such as managed care organizations, as a reduction of revenue at the time product sales are recorded. Genzyme General's Medicaid and payor rebate reserves have two components:

  •
  an estimate of outstanding claims for end-user sales that have occurred, but for which related claim submissions have not been received; and

  •
  an estimate of future claims that will be made when inventory in the distribution channel is sold to end-users.

Because the second component is calculated based on the amount of inventory in the distribution channel, Genzyme General's assessment of distribution channel inventory levels impacts its estimated reserve requirements. Genzyme General's calculation also requires other estimates, including estimates of sales mix, to determine which sales will subject to rebates and the amount of such rebates. Genzyme General updates its estimates and assumptions each period, and records any necessary adjustment to its reserves. As of December 31, 2002, Genzyme General's reserve for Medicaid and payor rebates was approximately $13.1 million.

        Genzyme General records allowances for product returns as a reduction of revenue at the time product sales are recorded. The product returns reserve is estimated based on Genzyme General's experience of returns for each of its products, or for similar products. If the history of product returns changes, the reserve is adjusted appropriately. Genzyme General's estimate of channel inventory is also used to assess the reasonableness of its product returns reserve.

        Genzyme General maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of its customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

        In 2002, Genzyme General adjusted its revenue accounting to comply with the provisions of EITF Issue No. 01-09, "Accounting for Consideration given by a Vendor to a Customer (including a Reseller of a Vendor's Products)". EITF Issue No. 01-09 specifies that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor's products or services and, therefore, should be characterized as a reduction of revenue. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

  •
  the vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration; and

  •
  the vendor can reasonably estimate the fair value of the benefit received.

        In 2002, Genzyme General separated fees paid to our distributors into amounts that were specifically identifiable for payment of services. The fair market value of these services of approximately $8 million was determined by third party quotes and was recorded as operating expense.

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

        Genzyme General capitalizes inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would likely result in the write-off of the inventory and a charge to earnings. At December 31, 2002, Genzyme General's total inventories include $7.5 million of inventory for products that have not yet been approved for sale. In addition, at December 31, 2002, a joint venture in which we have a 50% ownership interest has $17.3 million of inventory for a product that has not yet been approved for sale, of which $8.6 million represents our portion of the unapproved inventory of the joint venture. Our ownership interest in this joint venture is allocated to Genzyme General.

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

        For products Genzyme General expects to be commercialized, it capitalizes the cost of validating new equipment for the underlying manufacturing process. Genzyme General begins capitalization when it considers the product to have demonstrated technological feasibility, and ends capitalization when the asset is substantially complete and ready for its intended use. Costs capitalized include incremental labor and direct material, and incremental fixed overhead and interest. Determining whether to capitalize validation costs requires judgment, and can have a significant impact on Genzyme General's reported results. Also, if Genzyme General were unable able to successfully validate the manufacturing process for any future product, it would have to write off to current operating expense any validation costs that had been capitalized during the unsuccessful validation process. To date, all of Genzyme General's manufacturing process validation efforts have been successful. At December 31, 2002, Genzyme General had capitalized validation costs, net of accumulated amortization of $15.3 million.

        Genzyme General generally depreciates plant and equipment using the straight-line method over its estimated economic life, which ranges from 3 to 15 years. Determining the economic lives of plant and equipment requires it to make significant judgments that can materially impact Genzyme General's operating results. For certain specialized manufacturing plant and equipment, Genzyme General uses the units-of-production depreciation method. The units-of-production method requires Genzyme General to make significant judgments and estimates, including estimates of the number of units that will be produced using the assets. There can be no assurance that Genzyme General's estimates are accurate. If Genzyme General's estimates require adjustment, it could have a material impact on its reported results.

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

        As of December 31, 2002, there was approximately $481.7 million of goodwill on Genzyme General's combined balance sheet. Effective January 1, 2002, in accordance with SFAS No. 142, Genzyme General ceased amortizing goodwill. As of December 31, 2002, there were approximately $451.7 million of other net intangible assets on Genzyme General's balance sheet. Genzyme General amortizes acquired other intangible assets using the straight-line method over their estimated economic lives, which range from 1.5 to 40 years. Determining the economic lives of acquired other intangible assets requires Genzyme General to make significant judgment and estimates, and can materially impact its operating results.

Asset Impairments

        Genzyme General periodically evaluates long-lived assets for potential impairment under SFAS No. 144 "Accounting for the Impairment of Long-Lived Assets." Genzyme General performs these evaluations whenever events or changes in circumstances suggest that the carrying value of an asset or group of assets is not recoverable. Indicators of potential impairment include:

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

        If Genzyme General believes an indicator of potential impairment exists, it tests to determine whether the impairment recognition criteria of SFAS No. 144 has been met. In evaluating long-lived assets for potential impairment, Genzyme General makes several significant estimates and judgments, including:

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

        Effective January 1, 2002, Genzyme General adopted SFAS No. 142, which requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. Unlike SFAS No. 121, goodwill impairment tests performed under SFAS No. 142 do not involve an initial test comparing the projected undiscounted cash flows to the carrying amount of the goodwill. Instead, SFAS No. 142 requires that goodwill be tested using a two-step process. The first step compares the fair value of the reporting unit with the unit's carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, the unit's goodwill may be impaired, and the second step must be completed to measure the amount of the goodwill impairment charge, if any. In the second step, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount is greater than the implied fair value, the carrying value of the goodwill must be written down to its implied fair value. Effective January 1, 2002, Genzyme General reclassified $2.4 million of workforce intangible assets previously classified as other intangible assets, net of related deferred tax liabilities, to goodwill as required by SFAS No. 142.

        We completed the transitional and annual impairment tests for the $481.7 million of net goodwill related to Genzyme General reporting units in the year ended December 31, 2002, as provided by SFAS No. 142 and determined that no impairment charges were required. We are required to perform impairment tests under SFAS No. 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. For all of its acquisitions, various analysis, assumptions, significant judgments and estimates were made at the time of acquisition specifically regarding product development, market conditions, and cash flows that were used to determine the valuation of goodwill and intangibles. The possibility exists that those estimates could prove to be inaccurate, which could result in an impairment of goodwill.

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

  •
  $2.0 million in connection with our investment in the common stock of Dyax and

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

        As of December 31, 2002, Genzyme General's division equity includes $10.0 million of net unrealized pre-tax losses on our investments in strategic equity securities.

Other Reserve Estimates

        Determining accruals and reserves requires significant judgments and estimates on the part of management. In addition to the judgments and estimates described above, we made other reserve estimates that had an impact on Genzyme General's financial results:

  •
  in December 2002, in accordance with a separation agreement for one of our employees, we provided $4.2 million primarily associated with the estimated cost of continuation of medical coverage for the employee's family; and

  •
  in August 2001, we made the determination to terminate the transgenic portion of our Pompe program and also became responsible for funding all of the operations of Pharming/Genzyme LLC, which in turn was legally obligated to supply transgenically-derived alpha-glucosidase until the patients currently enrolled in the clinical trial of the product can be transitioned to a CHO-cell product. We accrued $16.8 million as estimated costs to fund our contractual obligation to provide nine patients with the transgenic product until the patients could be transitioned to a CHO-cell product. In December 2002, we determined that we have sufficient quantities on hand to fulfill our legal obligation to supply the remaining three patients in the clinical trial for human transgenic alpha-glucosidase with the transgenic product until they can be transitioned to a CHO-cell product. As a result, we revised our estimated cost of this legal obligation and reversed $5.5 million of amounts in excess of requirements to selling, general and administrative expense in December 2002.

RESULTS OF OPERATIONS

        The following discussion summarizes the key factors our management believes are necessary for an understanding of Genzyme General's combined financial statements.

REVENUES

	2002	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Product revenue	$984,589	$898,731	$690,027	10%	30%
Service revenue	89,423	74,056	61,161	21%	21%

Total product and service revenue	1,074,012	972,787	751,188	10%	29%
Research and development revenue	6,173	9,139	1,295	(32)%	606%

Total revenues	$1,080,185	$981,926	$752,483	10%	30%

Product and Service Revenue

        The following table describes Genzyme General's product and service revenue on a segment basis:

	2002	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Product revenue:
Therapeutics:
Cerezyme enzyme	$619,184	$569,887	$536,868	9%	6%
Other therapeutic products	82,248	31,138	15,586	164%	100%

Total Therapeutics	701,432	601,025	552,454	17%	9%
Renal	156,864	176,921	47,891	(11)%	269%
Diagnostic Products	83,065	76,858	61,469	8%	25%
Other	43,228	43,927	28,213	(2)%	56%

Total product revenue	984,589	898,731	690,027	10%	30%
Service revenue:
Other	89,423	74,056	61,161	21%	21%

Total product and service revenue	$1,074,012	$972,787	$751,188	10%	29%

2002 As Compared to 2001

Therapeutics

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

        Sales of Cerezyme enzyme were approximately 63% of Genzyme General's total product revenue for both the years ended December 31, 2002 and 2001. The growth in sales of Cerezyme enzyme for the year ended December 31, 2002 as compared to the year ended December 31, 2001 was attributable to Genzyme General's continued identification of new Gaucher disease patients worldwide, particularly in Europe, resulting from a significant investment in our global sales and marketing infrastructure. The growth in European sales of Cerezyme enzyme for the period was positively impacted by the weakened U.S. Dollar against the Euro. During the year ended December 31, 2002 as compared to the same period a year ago the U.S. Dollar weakened against the Euro on average by approximately 5%, which positively impacted sales of Cerezyme enzyme by $10.6 million.

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

        Genzyme General is aware of companies that have initiated efforts to develop competitive products, and other companies may do so in the future. OGS, for example, is developing Zavesca, a small molecule drug candidate for the treatment of Type 1 Gaucher disease. Zavesca has been granted orphan drug status in the U.S. for treatment of Type 1 Gaucher and Fabry diseases, and has been designated as an orphan medicinal product in the European Union for the treatment of Type 1 Gaucher disease. In July 2002, the FDA issued a "non approvable" letter to OGS in response to its NDA for Zavesca; in November 2002, however, the agency agreed to examine additional data in support of that NDA. Also in November 2002, the European Commission approved OGS's MAA for Zavesca as an oral therapy for use in patients with mild to moderate Type 1 Gaucher disease for whom enzyme replacement therapy is unsuitable. OGS will be required to submit follow-up safety data on the product as a condition of such approval. In January 2003, a licensee of OGS submitted an application for approval of Zavesca with the Israeli Ministry of Health. To date, virtually all Gaucher disease patients who have received enzyme therapy have experienced strong clinical benefit with few side effects so we do not expect the competition from Zavesca to have a significant impact on our sales of Cerezyme enzyme in Europe.

        Other therapeutic products revenue consists primarily of sales of Thyrogen hormone, Fabrazyme enzyme and bulk sales of and royalties earned on sales of WelChol bile acid binder. The increase in other therapeutic products revenue for the year ended December 31, 2002 as compared to the year ended December 31, 2001 is attributable to:

  •
  a 51% increase in sales of Thyrogen hormone to $28.3 million primarily due to increased market penetration, particularly in Europe, where sales increased 147% to $8.8 million. Thyrogen hormone was launched in Europe during the fourth quarter of 2001 as a result of a positive opinion rendered in September 2001 by the CPMP of the EMEA, which was necessary for commercial introduction of the product;

  •
  a greater than 100% increase in sales of Fabrazyme enzyme in Europe to $26.1 million partially due to the introduction to several new markets in Europe and our continued program to educate European physicians about Fabry disease and Fabrazyme enzyme. The increase also reflects the fact that 2002 was the first full year of sales of Fabrazyme enzyme, which was launched in Europe in August 2001; and

  •
  an increase in kilograms shipped of Genzyme General's WelChol bile acid binder and an increase in royalties earned on sales of WelChol bile acid binder during 2002. These increases were the result of sales to our U.S. marketing partner, Sankyo Pharma, Inc., which has experienced continued market growth of the product in the U.S. during 2002. In October 2002, Merck/Schering-Plough Pharmaceuticals received marketing approval in Germany and FDA approval in the U.S. for its competitive product, ezetimibe, for use alone and with marketed statins for the treatment of elevated cholesterol levels as a second-line therapy. The introduction of this product in the U.S. may adversely affect the future growth of bulk sales of and royalties earned on sales of our Welchol bile acid binder.

Renal

        During 2002, we created the Renal reporting segment consisting primarily of amounts attributable to the manufacture and sale of Renagel phosphate binder. Previously, amounts attributable to the manufacture and sale of Renagel phosphate binder had been included as a component of Genzyme General's Therapeutics reporting segment. We have reclassified Genzyme General's 2001 and 2000 disclosures to conform to Genzyme General's 2002 presentation. Genzyme General expects sales of Renagel phosphate binder to increase, driven primarily by the continued adoption of the product by nephrologists worldwide. The increase in sales of Renagel phosphate binder will be dependent on several factors, including:

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

        Sales of Renagel phosphate binder were approximately 16% of our total product revenue for the year ended December 31, 2002 as compared to approximately 20% of our total product revenue for the year ended December 31, 2001. Sales of Renagel phosphate binder for the year ended December 31, 2002 declined 11% as compared to the year ended December 31, 2001 primarily due to a reduction in domestic wholesaler inventory levels of approximately $30.0 million, based on management's estimates of end-user demand.

Diagnostic Products

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

Other Product and Service Revenue

        Other product revenue decreased 2% to $43.2 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001. The slight decrease was primarily attributable to a 7% decrease in sales of hyaluronan-based products to $12.8 million while the combined sales of liquid crystals and amino acid derivatives, both of which are pharmaceutical materials, remained flat at $30.1 million. The 21% increase in other service revenue to $89.4 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 is due to increased sales of genetic testing services. This increase was primarily attributable to expanded presence in the prenatal screening market.

2001 As Compared to 2000

Therapeutics

        The increase in Therapeutics product revenue for the year ended December 31, 2001 as compared to December 31, 2000 was primarily due to continued growth in sales of Cerezyme enzyme for the treatment of Type 1 Gaucher disease and sales of other therapeutic products. Other therapeutic product revenue consists primarily of sales of Thyrogen hormone and sales of Fabrazyme enzyme.

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

        Sales of Cerezyme enzyme were 63% of Genzyme General's total product revenue for the year ended December 31, 2001 as compared to 78% of Genzyme General's total product revenue for the year ended December 31, 2000.

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

Renal

        Genzyme General began recording revenues from Renagel phosphate binder during the second quarter of 2000 under an amended distribution arrangement with GelTex, which we acquired in December 2000. Prior to this amendment, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex, and were $8.0 million for the first quarter of 2000.

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

        Sales of Renagel phosphate binder were approximately 20% of Genzyme General's total product revenue for the year ended December 31, 2001, as compared to approximately 7% of Genzyme General's total product revenue for the year ended December 31, 2000. Sales of Renagel phosphate binder for the year ended December 31, 2001, as compared to December 31, 2000, include sales of 403 mg capsules and the 800 mg tablet formulation. Genzyme General launched the tablet formulation in the United States during the third quarter of 2000. In the first quarter of 2001, the higher-than-anticipated demand for the 800 mg tablet formulation and certain production constraints resulted in a temporary shortage of this dosage form of Renagel phosphate binder. Patients taking the 800 mg tablets were shifted to an equivalent dose of 400 mg Renagel phosphate binder tablets or 403 mg Renagel phosphate binder capsules while Genzyme General built an inventory of 800 mg tablets to support our re-launch of this dosage form in June 2001.

Diagnostic Products

        The increase in diagnostic products revenue for the year ended December 31, 2001, as compared to December 31, 2000, was due primarily to increased sales of infectious disease testing products and HDL and LDL cholesterol testing products. Also contributing to the increase for the year ending December 31, 2001, as compared to December 31, 2000, was the addition of sales of point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our June 2001 acquisition of Wyntek, which we acquired in June 2001. Diagnostic products revenue also included royalties on product sales by Techne Corporation's biotechnology group.

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

International Product and Service Revenue

        A substantial portion of Genzyme General's revenue was generated outside of the U.S. Most of these revenues were attributable to sales of Cerezyme enzyme. The following table provides information regarding the change in international product and service sales as a percentage of total product and service revenue during the periods presented:

	2002	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
International product and service revenue	$457,697	$377,185	$316,482	21%	19%
% of total product and service revenue	43%	39%	42%

International sales of Cerezyme enzyme increased 11% to $328.7 million for the year ended December 31, 2002 as compared to $297.5 million in the same period a year ago. The increase in international sales of Cerezyme enzyme for the year-ended December 31, 2002, as compared to the same period a year ago, is primarily due to:

  •
  a 6% increase in international unit sales of Cerezyme enzyme; and

  •
  an approximate 5% increase in the average exchange rate of the Euro, which positively impacted sales of Cerezyme enzyme by $10.6 million.

        International sales of Renagel phosphate binder increased 116% to $43.5 million for the year ended December 31, 2002, as compared to $20.1 million for the same period a year ago. The increase in international sales of Renagel phosphate binder for the year ended December 31, 2002, as compared to the same periods a year ago is primarily due to:

  •
  the ongoing launch of Renagel phosphate binder tablets in Europe in 2002; and

  •
  the expansion of the Renagel phosphate binder sales force in Europe.

        International sales of Fabrazyme enzyme increased 351% to $26.1 million for the year ended December 31, 2002, as compared to $5.8 million for the same period a year ago. The increase in international sales of Fabrazyme enzyme for the year ended December 31, 2002, as compared to the same period a year ago is primarily due to:

  •
  the fact that 2002 was the first full year of sales of Fabrazyme enzyme;

  •
  the introduction of Fabrazyme enzyme into several new markets in Europe in 2002; and

  •
  our continued program to educate European physicians about Fabry disease and Fabrazyme enzyme.

        International product and service revenue as a percent of total product and service revenue increased in the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to the overall increase in international product and service sales, an approximate $13.9 million positive impact on sales resulting from an approximate 5% increase in the average exchange rate of the Euro, and a 28% or $43.4 million decrease in net Renagel phosphate binder sales in the U.S.

2001 As Compared to 2000

        International sales of Cerezyme enzyme increased 10% to $297.5 million for the year ended December 31, 2001 as compared to $270.6 million for the year ended December 31, 2000. Despite an approximate 3% decline in the average exchange rate of the Euro for the year ended December 31, 2001 as compared to the year ended December 31, 2000, international sales of Cerezyme enzyme increased for both periods due primarily to the continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure.

        Genzyme General began recording revenues from Renagel phosphate binder during the second quarter of 2000 under an amended distribution arrangement with GelTex, which we acquired in December 2000. Prior to this amendment, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex. International sales of Renagel phosphate binder increased 66% to $20.1 million for the year ended December 31, 2001 as compared to $6.9 million for the year ended December 31, 2000. The increase is attributable to:

  •
  the ongoing launch of Renagel phosphate binder tablets in Europe;

  •
  the introduction of Renagel phosphate binder in Brazil; and

  •
  the expansion of the Renagel phosphate binder sales forces in Europe.

        International product and service revenue as a percent of total product and service revenue decreased for the years ended December 31, 2001 and December 31, 2000, primarily due to increased sales of Renagel phosphate binder in the U.S.

Research and Development Revenue

        The following table sets forth our research and development revenue on a segment basis:

	2002	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Research and development revenue:
Therapeutics	$3,181	$5,789	$315	(45)%	1,738%
Other	31	25	67	24%	(63)%
Eliminations/Adjustments	2,961	3,325	913	(11)%	264%

Total research and development revenue	$6,173	$9,139	$1,295	(32)%	606%

        Research and development revenue allocated to Genzyme General is related primarily to research and development activities performed by its Therapeutics reporting segment under collaboration agreements. Eliminations/Adjustments includes research and development efforts Genzyme General conducted on behalf of GTC and amounts related to Genzyme General's research and development activities that we do not specifically allocate to a particular segment of Genzyme General.

MARGINS

	2002	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Product margin	$770,930	$704,556	$527,133	9%	34%
% of total product revenue	78%	78%	76%
Service margin	$37,264	$30,889	$23,282	21%	33%
% of total service revenue	42%	42%	38%
Total gross margin	$808,194	$735,445	$550,415	10%	34%
% of total product and service revenue	75%	76%	73%

        Genzyme General provides a broad range of healthcare products and services. As a result, Genzyme General's gross margin may vary significantly based on the category of product or service. Sales of therapeutic products, including Cerezyme enzyme, result in higher margins than sales of diagnostic products.

2002 As Compared to 2001

Product Margin

        The 9% increase in Genzyme General's overall product margin for the year ended December 31, 2002, as compared to the year ended December 31, 2001, was primarily attributable to a 10% increase in product revenue offset in part by a 10% increase in the cost of products sold. The improved product margin was primarily attributable to an increase in sales of higher margin Therapeutics products such as Cerezyme enzyme, Thyrogen hormone and Fabrazyme enzyme. Driven by the increase in sales in Therapeutics products, product margin for the Therapeutics products increased 15% for the year ended December 31, 2002 as compared to the year ended December 31, 2001.

        Product margin for the Renal reporting segment was flat for the year ended December 31, 2002 as compared to the year ended December 31, 2001. This was primarily due to the fact that the year over year decline in sales of Renagel phosphate binder was offset by a corresponding decline in production costs. The decline in sales of Renagel phosphate binder was impacted by several factors including a reduction in wholesaler inventory levels of approximately $30 million based on our management's estimate of end-user demand. In addition, cost of products sold for Renagel phosphate binder for the year ended December 31, 2001 includes $8.2 million of charges incurred in the first half of 2001 relating to the increased basis of the inventory obtained in connection with our acquisition of GelTex, for which there are no comparable amounts in the year ended December 31, 2002.

        Product margin for Diagnostic Products decreased 5% for the year ended December 31, 2002, as compared to the year ended December 31, 2001, resulting from the increase in the cost of Diagnostic Products sold for the year ended December 31, 2002, as compared to the year ended December 31, 2001. The increase in cost of Diagnostic Products sold was partially attributable to a charge of $2.8 million recorded in 2002 for the planned closure of a Diagnostic Products manufacturing facility in San Carlos, California.

        We expect that in the future Genzyme General's product margin as a percentage of product revenue will trend slightly lower, primarily due to lower margins normally attributable to Renagel phosphate binder and a product mix shift as sales of Diagnostic Products continue to increase.

Service Margin

        Service margin for the year ended December 31, 2002, as compared to the year ended December 31, 2001, continued to increase, primarily as a result of increased sales of our molecular genetics (DNA) and cancer testing services. Service margin as a percentage of service revenue for the year ended December 31, 2002, as compared to the year ended December 31, 2001, remained flat. This was attributable to a 21% increase in service revenue in the year ended December 31, 2002, driven primarily by increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu serving the oncology market, offset by a 21% increase in the cost of services sold for the same period.

2001 As Compared to 2000

Product Margin

        Product margin for the year ended December 31, 2001, as compared to the year ended December 31, 2000, increased primarily as a result of increased sales of Renagel phosphate binder and

Cerezyme enzyme. The increase for the year ended December 31, 2001, was partially offset by charges to cost of products sold in 2001 of $8.2 million relating to the increased basis of the inventory obtained in connection with our acquisition of GelTex in December 2000.

        The increase in product margin as a percentage of product revenue for the year-ended December 31, 2001, as compared to the year ended December 31, 2000, was attributable to a 30% increase in product revenue, driven primarily by increased sales of Cerezyme enzyme, Renagel phosphate binder and sales of point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our acquisition of Wyntek, partially offset by a 19% increase in the cost of products sold for the same period.

Service Margin

        Service margin for the year ended December 31, 2001, as compared to the year ended December 31, 2000, continued to increase, both in absolute numbers and as a percentage of total service revenue, primarily as a result of increased sales of our DNA and cancer testing services. The increase in service margin as a percentage of service revenue for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was attributable to a 21% increase in service revenue, driven primarily by increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu serving the oncology market, partially offset by a 14% increase in the cost of services sold for the same period.

OPERATING EXPENSES

2002 As Compared to 2001

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased 10% to $323.7 million for the year ended December 31, 2002, as compared to the same period a year ago, despite the inclusion of $27.0 million of additional charges that were included in selling, general and administrative expense for the year ending December 31, 2001, resulting from Pharming Group's August 2001 decision to file for and operate under a court supervised receivership. In addition to the $27.0 million of charges discussed above that were recorded in the year ended December 31, 2001, selling, general and administrative expenses also increased $55.6 million or 21% for the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to:

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

  •
  a $4.9 million increase in selling and marketing costs for Diagnostic Products, of which $2.5 million is attributable to a full year of operations of Wyntek which we acquired in June 2001; and

  •
  a $5.7 million charge is attributable to an increase in legal costs related to ongoing regulatory matters and intellectual property disputes.

        The increases in selling, general and administrative expenses for the year ended December 31, 2002 were offset in part by a net decrease of approximately $17.6 million attributable to administrative activities that we do not specifically allocate to a particular segment of Genzyme General. In addition, in December 2002, we determined that we have sufficient quantities on hand to fulfill our legal obligation to supply the remaining three patients in the clinical trial for human transgenic alpha-glucosidase with the transgenic product until they are transitioned to a CHO-cell product. As a result, we revised our legal obligation and reversed $5.5 million of amounts in excess of requirements to selling, general and administrative expense for Genzyme General's Therapeutic reporting segment in 2002.

        At December 31, 2002, $2.6 million remained in the reserve for our contractual obligation to provide transgenic product as follows (amounts in thousands):

Initial commitment to fund the operations of the transgenic program	$16,807
Payments in 2001	(2,683)

Balance at December 31, 2001	14,124
Payments in 2002	(6,031)
Revision of estimate	(5,497)

Balance at December 31, 2002	$2,596

Research and Development Expenses

        Research and development expenses increased 23% to $230.0 million for the year ended December 31, 2002 as compared to the same period a year ago. The increase was primarily due to a $45.5 million increase in spending for Therapeutics research and development programs, of which:

  •
  $34.1 million is primarily attributable to an increase in spending related to our Pompe development programs, as described below, and the addition of spending related to our acquisition of Novazyme;

  •
  $10.6 million is related to spending on Therapeutics research initiatives;

  •
  $1.9 million is related to Genzyme General's program to further develop Fabrazyme enzyme for the treatment of Fabry disease; and

  •
  $1.9 million is related to increased spending related to the further development of Cerezyme enzyme.

The increases to Therapeutics products research and development expenses, which also include additional spending on the continued development of the tolevamer toxin binder, oral iron chelator, oral mucositis and anti-obesity programs, were offset by a net decrease of $3.0 million on the combined research and development spending of other Therapeutics products.

        Also contributing to the 23% increase in research and development expenses for the year ended December 31, 2002 as compared to the same period a year ago were:

  •
  a $4.6 million increase in the cost of post-marketing clinical development efforts for Renagel phosphate binder; and

  •
  a $1.4 million increase in spending for Diagnostic Products, of which $0.9 million is attributable to programs acquired through our acquisition of Wyntek.

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

  •
  Myozyme enzyme;

  •
  the CHO enzyme licensed from Synpac (North Carolina) Inc. in 2000; and

  •
  an enzyme produced using technology we obtained in the Novazyme acquisition in 2001.

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

  •
  increased expenditures to support the increased sales of Cerezyme enzyme, to drive the growth in sales of Renagel phosphate binder and Thyrogen hormone and support the launch of Fabrazyme enzyme in Europe; and

  •
  the addition of expenses resulting from our acquisitions of GelTex, Wyntek and Novazyme.

        Selling, general and administrative expenses for the year ended December 31, 2001 included $27.0 million of charges resulting from Pharming Group's receivership. Included was a write-off of the $10.2 million in principal and accrued interest due to us under the 7% senior convertible note issued to us by Pharming Group and a charge of $16.8 million representing our commitment to fund the operations of the joint venture, which in turn was legally obligated to supply transgenic human alpha-glucosidase enzyme until the nine patients currently enrolled in the clinical trial for this product can be transitioned to a CHO-cell product. As a result of Pharming Group's failure to make payments to fund our joint venture for the development of a CHO-cell product for Pompe disease under a strategic alliance agreement, we terminated this agreement in August 2001 and have assumed full operational and financial responsibility for the development of the CHO-cell product. Pharming Genzyme LLC, the vehicle for our joint venture with Pharming Group covering a transgenic product for Pompe disease, continues to exist, however, we do not intend to commercialize this product.

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

        In connection with our acquisition of GelTex in December 2000, we converted options to purchase shares of GelTex common stock into options to purchase shares of Genzyme General Stock. In accordance with FIN 44, at the date of acquisition we allocated the intrinsic value for the unvested portion of these options of $10.2 million to deferred compensation, a component of division equity. We amortized this amount to operating expense over the remaining vesting period of one year from the date of acquisition. We allocated the expense to the appropriate expense categories of Genzyme General's statements of operations based on the functional responsibility of each employee or option holder. For the year ended December 31, 2001, Genzyme General recorded $9.7 million of compensation expense related to these options, of which $7.9 million was charged to research and development expense and $1.8 million was charged to selling, general and administrative expense. For the year ended December 31, 2000, Genzyme General recorded $0.5 million of compensation expense related to these options, of which $0.4 million was charged to research and development expense and $0.1 million was charged to selling, general and administrative expense. The deferred compensation was fully amortized by December 31, 2001.

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

Amortization of Intangibles

2002 As Compared to 2001

        Amortization of intangibles expense decreased 48% to $39.0 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to Genzyme General's adoption of SFAS No. 142 in January 2002. SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. In accordance with the provisions of SFAS No. 142, Genzyme General ceased amortizing goodwill as of January 1, 2002. The following tables present the impact SFAS No. 142 would have had on Genzyme General's amortization of intangibles expense had the standard been in effect for the years ended December 31, 2001 and 2000 (amounts in thousands):

	Year Ended December 31, 2001			Year Ended December 31, 2000
	As Reported	Goodwill Amortization Adjustment	As Adjusted	As Reported	Goodwill Amortization Adjustment	As Adjusted
Amortization of intangibles	$74,296	$(37,020)	$37,276	$10,928	$(6,608)	$4,320

2001 As Compared to 2000

        Amortization of intangibles expense increased 580% to $74.3 million for the year ended December 31, 2001 as compared to the year ended December 31, 2000 primarily due to intangible assets acquired in connection with our acquisition of GelTex in December 2000, Wyntek in June 2001 and Novazyme in September 2001.

Purchase Of In-Process Research and Development

Novazyme

        In September 2001, in connection with our acquisition of Novazyme, we acquired a technology platform that we believe can be leveraged in the development of treatments for various LSDs. As of the acquisition date, the technology platform had not achieved technological feasibility and would require significant further development to complete. Accordingly, we allocated to IPR&D and charged to expense $86.8 million, representing the portion of the purchase price attributable to the technology platform. Genzyme General recorded this amount as a charge to expense in its combined statements of operations for the year ended December 31, 2001.

        Genzyme General's management assumes responsibility for determining the IPR&D valuation. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the probability-adjusted net cash flows expected to result once the technology has reached technological feasibility and is utilized in the treatment of certain LSDs. A discount rate of 16% was applied to estimate the present value of these cash flows and is consistent with the overall risks of the platform technology. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology and adjusted the future cash flows to reflect the contribution of value from these assets.

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

Charge for Impaired Assets

        During 2001, we began constructing a recombinant protein manufacturing facility adjacent to our existing facilities in Framingham, Massachusetts, which is allocated to Genzyme General. During the quarter ended December 31, 2001, we suspended development of this site in favor of developing the manufacturing site we acquired from Pharming N.V. in Geel, Belgium and allocated to Genzyme General. Throughout 2002, Genzyme was considering various alternative plans for use of the Framingham manufacturing facility including contract manufacturing arrangements, and whether the approximately $16.8 million of capitalized engineering and design costs for this facility would be applicable to the future development at this site. In December 2002, due to a change in our plans for future manufacturing capacity requirements, we determined that we would not proceed with construction of the Framingham facility for the foreseeable future. As a result, we recorded a charge in the fourth quarter of 2002 to write off $14.0 million of capitalized engineering and design costs that were specific to the Framingham facility. We allocated this charge to Genzyme General. The remaining $2.8 million of capitalized engineering and design costs were used in the construction of the Belgium manufacturing facility and, accordingly, have been reallocated as a capitalized cost of that facility.

OTHER INCOME AND EXPENSES

	2002	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Equity in net loss of unconsolidated affiliates	$(16,858)	$(34,365)	$(44,965)	(51)%	(24)%
Gain on affiliate sale of stock	—	212	22,689	(100)%	(99)%
Gain (loss) on investments in equity securities	(14,497)	(25,996)	23,173	(44)%	(212)%
Minority interest in net loss of subsidiary	—	2,259	4,625	(100)%	(51)%
Other	(152)	(2,329)	5,203	(93)%	(145)%
Investment income	48,944	47,806	38,549	2%	24%
Interest expense	(17,847)	(23,192)	(14,159)	(23)%	64%

Total other income (expense), net	$(410)	$(35,605)	$35,115	(99)%	(201)%

2002 As Compared to 2001

Equity in Net Loss of Unconsolidated Affiliates

        The following table presents our equity in net loss of unconsolidated affiliate by entity and the total losses of our unconsolidated affiliates for the periods presented:

	Our Portion of the Net Losses from Our Unconsolidated Affiliates		Total Losses of Our Unconsolidated Affiliates
Joint Venture/Unconsolidated Affiliate
	2002	2001	2002	2001
	(Amounts in millions)		(Amounts in millions)
BioMarin/Genzyme LLC	$(14.5)	$(18.5)	$(29.6)	$(36.9)
Diacrin/Genzyme LLC	(0.5)	(2.3)	(0.7)	(3.1)
GTC	(1.9)	(4.3)	(24.3)	(16.6)
Pharming/Genzyme LLC	—	(2.9)	—	(5.8)
Genzyme/Pharming Alliance LLC	—	(6.5)	—	(13.0)
Other	—	0.1	—	0.3

Totals	$(16.9)	$(34.4)	$(54.6)	$(75.1)

        Genzyme General records in equity in net loss of unconsolidated affiliates its portion of the results of our joint ventures with BioMarin, Pharming Group and Diacrin and, through May 2002, our portion of the losses of GTC.

        Genzyme General's equity in net loss of unconsolidated affiliates decreased 51% to $16.9 million for the year ended December 31, 2002, as compared to the year ended December 31, 2001, primarily as the result of the August 2001 termination of our strategic alliance with Pharming for the development of a CHO-cell derived product for the treatment of Pompe disease. As a result of the termination of the strategic alliance, we recorded 100% of the losses of Genzyme/Pharming Alliance LLC from August 23, 2001 through December 31, 2001. In addition, in August 2001, we became responsible for funding all of the operations of Pharming/Genzyme LLC, which in turn was legally obligated to supply transgenically-derived alpha-glucosidase until the patients currently enrolled in the clinical trial of the product can be transitioned to a CHO-cell product. Our share of losses for both of our joint ventures with Pharming was $9.4 million for the year ended December 31, 2001, for which there are no comparable amounts in the year ended December 31, 2002 because we began incurring these expenses directly, in January 2002, rather than through joint ventures.

        The decrease in equity in net loss of unconsolidated affiliates for the year ended December 31, 2002 as compared to the year ended December 31, 2001 was also attributable to:

  •
  a $4.0 million decrease in net losses from our joint venture with BioMarin, our partner for the development of Aldurazyme enzyme, as a result of the completion of clinical trials during 2001 and early 2002 and the joint venture devoting substantial efforts in the manufacturing of inventory in 2002. The decrease was offset by a $7.2 million of charges recorded by the joint venture during the quarter ended December 31, 2002 to write off certain production runs during the scale up of Aldurazyme enzyme manufacturing, of which our 50% portion of these costs ($3.6 million) are reflected in equity in net loss of unconsolidated affiliates. Net losses from our joint venture with BioMarin decreased primarily due to the completion of clinical trials of Aldurazyme enzyme and the planned shift of efforts towards its manufacture and commercialization;
  •
  a $1.8 million decrease in net losses from our joint venture with Diacrin; and
  •
  a $2.4 million decrease in net losses in our equity position in GTC.

        On April 4, 2002, GTC purchased approximately 2.8 million shares of GTC common stock that were held by us and allocated to Genzyme General for an aggregate consideration of approximately $9.6 million. We received approximately $4.8 million in cash and a promissory note for the remaining amount of approximately $4.8 million, which we have recorded in our consolidated balance sheet and the combined balance sheet of Genzyme General for the year ended December 31, 2002. The shares of GTC common stock were valued at $3.385 per share in this transaction, using the simple average of the high and low transaction prices quoted on the Nasdaq National Market on April 1, 2002. We have committed to a 24-month lock-up provision on the remaining 4.9 million shares of GTC common stock held by us and allocated to Genzyme General, which is approximately 18% of the shares of GTC common stock outstanding as of December 31, 2002. We accounted for our investment in GTC under the equity method of accounting until May 31, 2002, at which point we ceased to have significant influence over GTC. We began accounting for our investment in GTC under the cost method of accounting in June 2002.

        Because of the 24-month lock-up provision, the remaining 4.9 million shares of GTC common stock held by us do not qualify as marketable securities under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." As a result, we carry the investment on Genzyme General's combined balance sheet at cost, subject to review for impairment. See "Gain (Loss) on Investment in Equity Securities" below.

Gain (Loss) on Investment in Equity Securities

        We review the carrying value of each of our investments in equity securities on a quarterly basis for impairment. Because we have assessed the decline in the market price of certain investments in equity securities allocated to Genzyme General to be other than temporary, we recorded impairment charges for the years ended December 31, 2002 and 2001.

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

Given the significance and duration of the declines as of the end of 2002, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our historical cost was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments. At December 31, 2002, Genzyme General's division equity includes unrealized losses of approximately $10.0 million, related to the other strategic investments in equity securities allocated to Genzyme General. We believe that these losses are temporary.

        Partially offsetting these impairment charges, we recorded and allocated to Genzyme General, net realized gains of $0.9 million on the sale of investments in equity securities for the year ended December 31, 2002.

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

Minority Interest in Net Loss of Subsidiary

        As a result of our combined direct (until July 2001) and indirect interest in ATIII LLC, our joint venture with GTC, Genzyme General had consolidated the results of the joint venture and recorded GTC's portion of the losses of that joint venture as minority interest. ATIII LLC was a joint venture we formed with GTC for the development and commercialization of transgenically-derived antithrombin III. In July 2001, we transferred our 50% ownership interest in ATIII LLC to GTC and stopped recording minority interest.

Investment Income

        Genzyme General's investment income increased 2% to $48.9 million for the year ended December 31, 2002, as compared to the year ended December 31, 2001, primarily due to higher average cash balances partially offset by a decrease in interest rates. The higher cash balances resulted primarily from our May 2001 private placement of $575.0 million in principal of 3% convertible subordinated debentures due May 2021. Net proceeds from the offering were approximately $562.1 million. We allocated the principal balance of the debentures and the net proceeds from the offering to Genzyme General. Genzyme General expects its current level of investment return and investment income to decline in 2003 due primarily to lower interest rates.

Interest Expense

        Genzyme General's interest expense decreased 23% to $17.8 million for the year ended December 31, 2002, as compared to the year ended December 31, 2001, primarily due to:

  •
  the decrease in the interest rates used to calculate the commitment fees allocated to Genzyme General on the unused portion of our revolving credit facility;
  •
  the June 2001 redemption of the $250.0 million in principal 5 1/4% convertible subordinated notes allocated to Genzyme General that were originally due in 2005 for which there is no comparable interest expense in 2002; and
  •
  the May 2001 repayment of the $150.0 million drawn under the revolving credit facility that was allocated to Genzyme General, for which there is no comparable interest expense in 2002.

This decrease was partially offset by the May 2001 private placement of $575.0 million in principal of 3% convertible subordinated debentures due May 2021 for which there is a full year of interest expense in 2002. Genzyme General expects that the 2003 interest expense associated with the outstanding 3% convertible subordinated debentures, revolving credit facility, and other debt and notes payable will be at amounts comparable to 2002.

2001 As Compared to 2000

Equity in Net Loss of Unconsolidated Affiliates:

        The following table presents our equity in net loss of unconsolidated affiliate by entity and the total losses of our unconsolidated affiliates for the periods presented:

	Our Portion of the Net Losses from Our Unconsolidated Affiliates		Total Losses of Our Unconsolidated Affiliates
Joint Venture/Unconsolidated Affiliate
	2001	2000	2001	2000
	(Amounts in millions)		(Amounts in millions)
BioMarin/Genzyme LLC	$(18.5)	$(12.6)	$(36.9)	$(25.3)
Diacrin/Genzyme LLC	(2.3)	(6.2)	(3.1)	(8.2)
GTC	(4.3)	(2.1)	(16.6)	(13.1)
RenaGel LLC	—	(15.9)	—	(10.7)
Pharming/Genzyme LLC	(2.9)	(6.6)	(5.8)	(13.3)
Genzyme/Pharming Alliance LLC	(6.5)	(1.5)	(13.0)	(2.9)
Other	0.1	(0.1)	0.3	(0.1)

Totals	$(34.4)	$(45.0)	$(75.1)	$(73.6)

        Genzyme General records in equity in net loss of unconsolidated affiliates its portion of the results of its joint ventures with BioMarin, Pharming Group and Diacrin. Prior to our acquisition of GelTex in December 2000, we included our proportionate share of the results of RenaGel LLC in equity in net loss of unconsolidated affiliates. Included in the year ended December 31, 2000 are losses from RenaGel LLC, in which we and GelTex each owned a 50% interest. We acquired GelTex, including its 50% interest in RenaGel LLC, in December 2000. We have consolidated the results of RenaGel LLC in Genzyme General's combined financial statements from the date of acquisition. RenaGel LLC was merged into GelTex effective October 1, 2001. Prior to our acquisition of GelTex's 50% interest in RenaGel LLC, we had included our proportionate share of the results of RenaGel LLC in equity in net loss of unconsolidated affiliates. Genzyme General's equity in the net losses of RenaGel LLC was $15.9 million in the year ended December 31, 2000.

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

The increased losses were offset in part by decreased losses from our joint venture with Diacrin and decreased losses from our joint venture with Pharming Group for the transgenic product for Pompe disease. We terminated our strategic alliance agreement with Pharming Group covering development of the CHO-cell product in August 2001. As a result, we have recorded 100% of the losses of Genzyme/Pharming Alliance LLC since August 23, 2001.

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

        Genzyme General recorded the following gains on investments in equity securities for the year ended December 31, 2000:

  •
  a gain of $5.5 million upon the sale of a portion of our investment in GTC common stock. The tax effect of this gain was fully offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. In the third and fourth quarters of 2000, we recorded and allocated to Genzyme General gains of $10.9 million and $1.3 million, respectively, upon additional sales of portions of our investment in GTC common stock; and
  •
  a gain of $7.6 million to reflect the fair market value of our investment in Celtrix Pharmaceuticals, Inc. Celtrix was acquired by Insmed Pharmaceuticals Inc. and our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock.

Minority Interest in Net Loss of Subsidiary

        In July 2001, we transferred our 50% ownership interest in ATIII LLC to GTC and stopped recording GTC's portion of the losses of that joint venture as minority interest. Minority interest increased for the year ended December 31, 2001 due to a change in the funding agreement for the joint venture in March 2001, retroactive to January 1, 2001, which increased GTC's portion of the losses incurred by ATIII LLC to 50% from January 1, 2001 until February 2, 2001 and 100% thereafter as compared to 26% for the same period a year ago. In 2000, ATIII LLC had losses of $14.8 million, of which GTC's portion was $4.6 million.

Other

        In December 2000, we recorded and allocated to Genzyme General a $2.1 million charge in connection with our uncertainty in collecting a note receivable that was issued to us in May 1999 by a strategic collaborator. We concluded that this uncertainty existed as a result of the FDA's ruling to deny approval of the collaborator's new drug application for a key product. The ruling has subsequently resulted in the collaborator announcing that it will be taking steps to reserve cash by reducing its workforce and other operating expenses.

        In April 2000, we received and allocated to Genzyme General net proceeds of approximately $5.1 million in connection with the settlement of a lawsuit. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase enzyme at a fill facility operated by a contractor to Genzyme General.

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

Tax Provision

	2002	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Provision for income taxes	$(56,516)	$(52,666)	$(92,639)	7%	(43)%
Effective tax rate	27%	93%	52%

        Genzyme General's provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	For the Years Ended December 31,
	2002	2001	2000
Tax at U.S. statutory rate	35.0%	35.0%	35.0%
Losses in less than 80% owned subsidiaries with no current tax benefit	—	—	(1.9)
State taxes, net	2.5	6.7	2.0
Foreign sales corporation and extra-territorial income	(4.5)	(18.3)	(4.4)
Nondeductible amortization	—	19.3	1.2
Benefit of tax credits	(7.6)	(6.5)	(1.7)
Utilization of operating loss carryforwards	—	(3.8)	—
Charge for purchased research and development	—	57.6	23.3
Foreign rate differential	1.9	1.8	(0.9)
Other, net	—	1.3	(0.7)

Effective tax rate	27.3%	93.1%	51.9%

        Genzyme General's effective tax rate for 2002 varied from the U.S. statutory rate primarily due to benefits related to tax credits and the use of a foreign sales corporation. Genzyme General's effective tax rate for 2001 and 2000 varied from the U.S. statutory rate due to nondeductible goodwill amortization expense. Genzyme General stopped recording nondeductible goodwill amortization expense upon the adoption of SFAS No. 142 in fiscal year 2002. In addition, Genzyme General's overall tax rate has changed significantly due to fluctuations in its net income before tax, which was $207.2 million in 2002, $56.5 million in 2001 and $178.6 million in 2000.

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

Cumulative Effect of Change in Accounting for Derivative Financial Instruments

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

        In accordance with the transition provisions of SFAS No. 133, Genzyme General recorded a cumulative effect adjustment of $4.2 million, net of tax, in its combined statements of operations for the year ended December 31, 2001 to recognize the fair value of our warrants to purchase shares of GTC common stock held on January 1, 2001 and allocated to Genzyme General. Transition adjustments pertaining to interest rate swaps designated as cash-flow hedges and foreign currency forward contracts allocated to Genzyme General were not significant. For the year ended December 31, 2002, Genzyme General recorded a charge of $2.1 million in other income in its combined statements of operations to reflect the change in value of its warrants to purchase shares of GTC common stock from January 1, 2002 to December 31, 2002 as compared to a charge of $4.1 million in other expense for the year ended December 31, 2001. Genzyme General also recorded and a charge of $1.0 million ($1.6 million pre-tax) in other comprehensive income (loss) in division equity in its combined balance sheets to reflect the change in value of interest rate swaps held during the year ended December 31, 2002. At December 31, 2002, Genzyme General's interest rate swaps had a fair-market value of $(3.9) million as compared to $(2.7) million at December 31, 2001.

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

        Below is a brief description of our significant or later-stage research and development programs that have been allocated to Genzyme General:

Program	Program Description or Indication	Development Status at December 31, 2002	Year of Expected Product Launch
Fabrazyme (agalsidase beta)	Fabry disease	Available in 26 countries worldwide; BLA submitted to the FDA in June 2000; post-marketing phase 4 trial ongoing	2003
Aldurazyme (laronidase)	MPS 1	BLA submitted to the FDA and an MAA submitted to the EMEA in 2002. We incur 50% of the research and development costs of our joint venture with BioMarin	2003
Myozyme enzyme	Pompe disease	Opened enrollment for a new trial in Q1 2003; anticipate beginning a pivotal trial in Q3 2003	2004
Tolevamer toxin binder(1)	C difficile associated diarrhea	Phase 2 trials ongoing	2007
TGF-beta antagonists	Diffuse scleroderma	Phase 1-2 trial ongoing. We incur 55% of the research and development costs incurred under our collaboration with Cambridge Antibody Technology Group	2008

        The aggregate actual and estimated research and development expense for the above programs is as follows (in millions):

Costs incurred for the year ended December 31, 2001	$78.3
Costs incurred for the year ended December 31, 2002	$78.4
Cumulative costs incurred as of December 31, 2002	$254.6
Estimated costs to complete as of December 31, 2002	$200.0 to $250.0

(1)
Program acquired in connection with the December 2000 acquisition of GelTex.

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

Liquidity and Capital Resources

        At December 31, 2002, Genzyme General had cash, cash-equivalents, and short- and long-term investments of approximately $1.1 billion, an increase of $107.6 million from December 31, 2001.

        Genzyme General's operating activities generated $271.4 million of cash for the year ended December 31, 2002 as compared to $291.6 million for the year ended December 31, 2001. Net cash provided by operating activities was favorably impacted by Genzyme General's division net income of $150.7 million and:

  •
  $96.0 million of depreciation and amortization, of which $55.8 million resulted from the depreciation of property, plant and equipment and $40.2 million resulted from the amortization of intangible assets, including intangible assets acquired in connection with our acquisitions of GelTex and Wyntek;
  •
  $16.9 million from the equity in net losses of unconsolidated affiliates;
  •
  $14.5 million from the loss on investments in equity securities; and
  •
  $14.0 million resulting from a charge for impaired assets related to the write-off of engineering and design costs related to the suspended development of a manufacturing facility in Framingham, Massachusetts.

These favorable impacts were offset by a $55.8 million increase in net working capital.

        Genzyme General's investing activities utilized $142.0 million of cash in 2002 as compared to $720.3 million in 2001. Net cash utilized in investing activities consisted primarily of:

  •
  $220.0 million to fund purchases of property, plant and equipment, of which $123.0 million resulted from expansion of our manufacturing facilities in Ireland, the United Kingdom and Belgium, $25.9 million resulted from our manufacturing capacity expansion in the U.S. and $71.1 million representing an aggregate of other manufacturing, research and development and administrative capital expenditures;
  •
  $25.3 million to fund Genzyme General's investments in unconsolidated affiliates; and
  •
  $7.0 million of cash drawn on a senior secured promissory note by a collaborator.

Net cash used by investing activities in 2002 was offset by the favorable impact of the $104.1 million of cash provided by the net purchases, sales and maturities of investments and investments in equity securities allocated to Genzyme General.

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

        Genzyme General's financing activities provided $51.9 million of cash in 2002 as compared to $460.5 million in 2001. Cash provided by financing activities was primarily the result of:

  •
  $30.6 million of allocated proceeds from the issuance of Genzyme General Stock attributable to the exercise of options to purchase shares of Genzyme General Stock under our stock plans and the exercise of rights and warrants to purchase shares of Genzyme General Stock; and
  •
  $27.1 million of cash refunded from Genzyme Biosurgery representing $20.0 million of the $25.0 million Genzyme Biosurgery received from Genzyme General in connection with the transfer to Genzyme General of Genzyme Biosurgery's interest in Diacrin/Genzyme LLC, plus accrued interest of 13.5% per annum.

Genzyme General's financing activities used $1.2 million to repay bank overdrafts and also used $6.9 million to repay the current portions of long-term debt and long-term capital lease obligations allocated to Genzyme General, of which $5.1 million represents payment of the outstanding principal balance due under the notes payable we assumed in connection with our acquisition of GelTex in December 2000.

        Genzyme General has access to our $350.0 million revolving credit facility, all of which matures in December 2003. At December 31, 2002, $284.0 million had been drawn down and remained outstanding under the $350.0 million facility, all of which was allocated to Genzyme Biosurgery. Borrowings under this facility bear interest at LIBOR plus an applicable margin, which was, in the aggregate, 2.5% at December 31, 2002. We intend to refinance our revolving credit facility during 2003.

        Our board of directors has made $25.0 million of Genzyme General's cash available to Genzyme Biosurgery. Under this arrangement, Genzyme Biosurgery is able to draw down funds as needed in exchange for Biosurgery designated shares based on the fair market value (as defined in our charter) of Biosurgery Stock at the time of the draw. At December 31, 2002, $3.0 million remained available to Genzyme Biosurgery under this arrangement. Our board of directors has also made $30.0 million of Genzyme General's cash available to Genzyme Molecular Oncology. Under this arrangement, Genzyme Molecular Oncology is able to draw down funds as needed in exchange for Molecular Oncology designated shares based on the fair market value (as defined in our charter) of Molecular Oncology Stock at the time of the draw. At December 31, 2002, $11.0 million remained available to Genzyme Molecular Oncology under this arrangement.

        As of December 31, 2002 we had committed to make the following payments under contractual obligations using cash allocated to Genzyme General:

	Payments Due by Period
	Total	2003	2004	2005	2006		2007	After 2007
	(Amounts in Millions)
Long term debt	$575.0	$—	$—	$—	$575.0	(1)	$—	$—
Capital lease obligations(2)	170.4	5.7	10.7	35.7	8.5		8.5	101.3
Operating leases(3)	191.0	28.0	23.3	16.4	9.4		8.5	105.4
Unconditional purchase obligations	160.6	39.7	17.6	17.9	22.5		28.2	34.7
Capital commitments(4)	41.7	41.7	—	—	—		—	—
Research and development agreements(5)	95.9	50.4	10.0	11.5	11.5		12.5	—

Total contractual obligations	$1,234.6	$165.5	$61.6	$81.5	$626.9		$57.7	$241.4

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

(2)
In August 2000, we entered into an agreement to lease a significant portion of a multi-use urban complex in Cambridge, Massachusetts for our new corporate headquarters. The lessor will fund the construction of the complex, except that we will fund certain leasehold improvements to be made to the portion of the building leased by us. Our lease payments will be determined as a function of the aggregate project costs incurred by the lessor and the resulting rentable space of the complex, plus common area charges. Payments under the lease will commence upon completion of construction, which we estimate to be in the second half of 2003 and the value of the building and related obligation will be recorded in our consolidated balance sheet and combined balance sheet of Genzyme General when we begin to occupy the space. We have included estimated payments for this lease in the capital lease schedule above. The lease term is for 15 years and may be extended for two successive ten-year periods. The lease also provides us with an option, exercisable on or before July 1, 2003, to lease an additional building on mutually acceptable terms.
(3)
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
(4)
Consists of contractual commitments to vendors that we have entered into as of December 31, 2002 for the construction of the portion of our outstanding capital projects that are allocated to Genzyme General, as follows (amounts in thousands):

Location	Cost to Complete at December 31, 2002
Geel, Belgium	$107.8
Waterford, Ireland	86.3
Cambridge, Massachusetts, U.S.	38.0
Allston, Massachusetts, U.S.	14.8
Others—U.S.	17.0
Others—U.K & Switzerland	7.6

Total estimated cost to complete	$271.5

(5)
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
  •
  expanding staff;
  •
  working capital; and
  •
  strategic business initiatives.

        Genzyme General's cash reserves will be further reduced to pay interest on the $575.0 million in principal under our 3% convertible subordinated debentures due May 2021, which may be converted into shares of Genzyme General Stock. If Genzyme General uses cash to pay or redeem any of this debt, including principal and interest due on it, its cash reserves will be diminished. In addition, Genzyme General's cash resources will be reduced to the extent that we are required to use cash allocated to Genzyme General to settle the liabilities of Genzyme Biosurgery or Genzyme Molecular Oncology.

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

Future increases in Genzyme General's earnings will depend on our ability to increase sales of Renagel phosphate binder

        We encourage you to read the material under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations—Factors Affecting Future Operating Results—Our future earnings growth will depend on our ability to increase sales of Renagel phosphate binder" included in this annual report. That material describes the factors on which the commercial success of Renagel phosphate binder depends. The risks described in that section may adversely affect the business of Genzyme General.

We may not successfully commercialize Genzyme General's product candidates.

        Genzyme General is developing or collaborating on the development of treatments for, among other things, Fabry disease, MPS I and Pompe disease. Our ability to secure regulatory approvals for marketing these product candidates is highly uncertain, as is our ability to successfully commercialize those that receive regulatory approvals. Because the commercial success of these product candidates will substantially determine future revenue and profit at Genzyme General, we encourage you to review the factors described under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations—Factors Affecting Future Operating Results" included in this annual report for details regarding risks that characterize commercialization of our biotechnology product candidates.

Genzyme General may not be able to successfully commercialize Thyrogen hormone.

        In January 1999, Genzyme General launched U.S. sales of Thyrogen recombinant thyroid stimulating hormone used to diagnose thyroid cancer. Genzyme General began marketing Thyrogen hormone in Europe, Israel and Brazil in 2000 and Canada in 2001, and plans to continue launching the product on a country-by-country basis as pricing and reimbursement approvals are obtained. The commercial success of Thyrogen hormone will depend on a number of factors, including:

  •
  regulation by the FDA;
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

        Several of Genzyme General's strategic initiatives involve alliances with other biotechnology companies. These include:

  •
  an agreement with Biogen, Inc. for the marketing in Japan of AVONEX (Interferon-beta 1a), Biogen's treatment for relapsing forms of multiple sclerosis, following regulatory approval; and
  •
  a joint venture with BioMarin Pharmaceutical Inc. for the development and commercialization of Aldurazyme enzyme for the treatment of the lysosomal storage disorder known as MPS-I.

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
  •
  fail to successfully develop or commercialize any products; or
  •
  fail to maintain the financial resources necessary to continue financing their portion of the development, manufacturing or commercialization costs or their own operations.

        If any of these alliances are terminated and Genzyme General loses access to the underlying intellectual property, or if Genzyme General and its partners are unable to successfully develop or commercialize products, Genzyme General's future earnings will be adversely affected.

Subsequent Events

Fabrazyme Enzyme

        Following the submission of additional information that was requested by the FDA, the Endocrinologic and Metabolic Drugs Advisory Committee of the FDA met in January 2003 to review our BLA for Fabrazyme enzyme. While this advisory panel was not asked by the FDA to vote on whether to approve the product, the panel affirmed, by a vote of 14-1, that the primary endpoint studied in our Phase 3 trial for Fabrazyme enzyme was an appropriate surrogate marker for purposes of accelerated approval. The FDA will review the advisory panel's input and make a determination about the next steps for marketing approval of Fabrazyme enzyme in the United States. We expect formal FDA action by the end of April 2003.

Aldurazyme Enzyme

        The Endocrinologic and Metabolic Drugs Advisory Committee of the FDA met in January 2003 to review our BLA for Aldurazyme enzyme. While the FDA did not ask the advisory panel to vote on whether or not to recommend Aldurazyme enzyme's approval, the panel voted unanimously that the Phase 3 trial of Aldurazyme we conducted with BioMarin showed a meaningful treatment effect in each of two primary endpoints. Later in that month, the FDA issued a complete response letter to BioMarin and Genzyme which noted that the data submitted in the BLA supported the safety and efficacy of Aldurazyme enzyme and that additional clinical data was not required to be submitted. The letter did request, however, additional information on post-marketing commitments, final product labeling, and completion of the manufacturing inspection process. This information has been submitted to the FDA. The FDA has set April 30, 2003 as the formal action date by which it will respond to the BLA for Aldurazyme enzyme. In addition, the CPMP of the European Union issued a positive opinion on the MAA for Aldurazyme enzyme in February 2003. This non-binding opinion has been forwarded to the EMEA for consideration, and a final determination is expected later in 2003 regarding the marketing and sale of Aldurazyme enzyme in the European Union for treating the non-neurological manifestations of MPS I in patients with a confirmed diagnosis of the disease.

GENZYME GENERAL
A Division of Genzyme Corporation

Combined Statements of Operations

	For the Years Ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Revenues:
Net product sales	$984,589	$898,731	$690,027
Net service sales	89,423	74,056	61,161
Revenue from research and development contracts:
Related parties	2,747	3,279	509
Other	3,426	5,860	786

Total revenues	1,080,185	981,926	752,483

Operating costs and expenses:
Cost of products sold	213,659	194,175	162,894
Cost of services sold	52,159	43,167	37,879
Selling, general and administrative	323,683	295,068	166,462
Research and development (including research and development related to contracts)	230,043	187,502	112,792
Amortization of intangibles	38,998	74,296	10,928
Purchase of in-process research and development	—	95,568	118,048
Charge for impaired assets	13,986	—	—

Total operating costs and expenses	872,528	889,776	609,003

Operating income	207,657	92,150	143,480

Other income (expenses):
Equity in net loss of unconsolidated affiliates	(16,858)	(34,365)	(44,965)
Gain on affiliate sale of stock	—	212	22,689
Gain (loss) on investments in equity securities	(14,497)	(25,996)	23,173
Minority interest in net loss of subsidiary	—	2,259	4,625
Other	(152)	(2,329)	5,203
Investment income	48,944	47,806	38,549
Interest expense	(17,847)	(23,192)	(14,159)

Total other income (expenses)	(410)	(35,605)	35,115

Income before income taxes	207,247	56,545	178,595
Provision for income taxes	(56,516)	(52,666)	(92,639)

Division net income before cumulative effect of change in accounting for derivative financial instruments	150,731	3,879	85,956
Cumulative effect of change in accounting for derivative financial instruments, net of tax	—	4,167	—

Division net income	$150,731	$8,046	$85,956

The accompanying notes are an integral part of these combined financial statements.

Comprehensive income, net of tax:
Division net income	$150,731	$8,046	$85,956

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	85,494	(6,981)	(14,236)
Additional minimum pension liability, net of tax	(2,529)	—	—
Unrealized losses on interest rate swap contracts, net of tax	(1,035)	(943)	—
Unrealized gains (losses) on securities:
Unrealized gains (losses) arising during the period	(29,836)	(10,674)	15,434
Reclassification adjustment for (gains) losses included in division net income	9,565	16,429	(3,512)

Unrealized gains (losses) on securities, net	(20,271)	5,755	11,922

Other comprehensive income (loss)	61,659	(2,169)	(2,314)

Comprehensive income	$212,390	$5,877	$83,642

The accompanying notes are an integral part of these combined financial statements.

GENZYME GENERAL
A Division of Genzyme Corporation

Combined Balance Sheets

	December 31,
	2002	2001
	(Amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$372,605	$167,253
Short-term investments	94,339	66,481
Accounts receivable, net	251,318	220,527
Inventories	196,396	127,864
Prepaid expenses and other current assets	42,558	31,972
Due from Genzyme Biosurgery	32,641	25,192
Due from Genzyme Molecular Oncology	5,494	7,086
Deferred tax assets—current	105,094	70,196

Total current assets	1,100,445	716,571
Property, plant and equipment, net	749,840	581,401
Long-term investments	682,201	807,766
Notes receivable—related parties	11,918	—
Goodwill, net	481,699	487,826
Other intangible assets, net	451,661	493,642
Investments in equity securities	42,945	88,686
Due from Genzyme Biosurgery—noncurrent	9,390	4,321
Other noncurrent assets	25,702	45,041

Total assets	$3,555,801	$3,225,254

LIABILITIES AND DIVISION EQUITY
Current liabilities:
Accounts payable	$35,978	$40,025
Accrued expenses	170,186	119,511
Income taxes payable	58,107	74,631
Deferred revenue	10,588	1,693
Current portion of long-term debt and capital lease obligations	13	6,841

Total current liabilities	274,872	242,701
Long-term debt and capital lease obligations	25,038	25,085
Convertible notes and debentures	575,000	575,000
Deferred tax liabilities	81,933	80,696
Other noncurrent liabilities	13,074	21,420

Total liabilities	969,917	944,902
Commitments and Contingencies (Notes D, K, L, N, O, P)
Division equity	2,585,884	2,280,352

Total liabilities and division equity	$3,555,801	$3,225,254

The accompanying notes are an integral part of these combined financial statements.

GENZYME GENERAL
A Division of Genzyme Corporation

Combined Statements of Cash Flows

	For the Years Ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Cash Flows from Operating Activities:
Division net income	$150,731	$8,046	$85,956
Reconciliation of division net income to net cash from operating activities:
Depreciation and amortization	96,021	117,953	41,206
Non-cash compensation expense	1,335	10,130	2,185
Provision for bad debts	6,948	302	2,918
Note received from a collaborator	—	—	(10,350)
Write-off of note received from a collaborator	—	10,159	—
Charge for purchase of in-process research and development	—	95,568	118,048
Equity in net loss of unconsolidated affiliates	16,858	34,365	44,965
Gain on affiliate sale of stock	—	(212)	(22,689)
(Gain) loss on investments in equity securities	14,497	25,996	(23,173)
Minority interest in net loss of subsidiary	—	(2,259)	(4,625)
Charge for impaired assets	13,986	—	—
Deferred income tax provision (benefit)	20,376	(58,799)	(6,188)
Cumulative effect of change in accounting for derivative financial instruments	—	(4,167)	—
Other	6,492	(1,784)	3,121
Increase (decrease) in cash from working capital changes:
Accounts receivable	(21,458)	(57,679)	(26,929)
Inventories	(44,075)	(19,765)	(1,988)
Prepaid expenses and other current assets	(12,024)	(5,485)	(7,682)
Due from Genzyme Biosurgery	(3,390)	(10,868)	(6,585)
Due from Genzyme Molecular Oncology	1,592	(2,426)	(938)
Accounts payable, accrued expenses and deferred revenue	38,525	95,665	(2,210)
Income taxes payable and tax benefits from stock options	(15,011)	56,864	63,607

Cash flows from operating activities	271,403	291,604	248,649

Cash Flows from Investing Activities:
Purchases of investments	(445,070)	(978,595)	(426,875)
Sales and maturities of investments	548,472	514,458	533,461
Purchases of equity securities	(4,050)	(6,138)	(24,102)
Proceeds from sales of equity securities	4,773	2,467	33,124
Purchases of property, plant and equipment	(219,960)	(171,430)	(76,912)
Sales of property, plant and equipment	2,499	—	—
Acquisitions, net of cash acquired	—	(50,655)	(447,495)
Investments in unconsolidated affiliates	(25,260)	(39,677)	(23,497)
Note received from a collaborator	(7,000)	—	—
Other	3,627	9,317	3,319

Cash flows from investing activities	(141,969)	(720,253)	(428,977)

The accompanying notes are an integral part of these combined financial statements.

Cash Flows from Financing Activities:
Allocated proceeds from the issuance of Genzyme General Stock	$30,644	$88,996	$85,345
Allocated proceeds from the issuance of debt	—	562,062	150,000
Payments of debt and capital lease obligations	(6,883)	(154,978)	—
Receipt of NeuroCell joint venture refund from Genzyme Biosurgery	27,063	—	—
Net cash allocated to Genzyme Biosurgery	—	(11,993)	(9,910)
Net cash allocated to Genzyme Molecular Oncology	—	(36,040)	(15,000)
Payment of notes receivable from stockholders	792	—	—
Bank overdraft	(1,248)	7,615	9,523
Other	1,506	4,861	2,130

Cash flows from financing activities	51,874	460,523	222,088

Effect of exchange rate changes on cash	24,044	(462)	(442)

Increase in cash and cash equivalents	205,352	31,412	41,318
Cash and cash equivalents at beginning of period	167,253	135,841	94,523

Cash and cash equivalents at end of period	$372,605	$167,253	$135,841

Supplemental disclosures of cash flows:
Cash paid during the year for:
Interest, net of capitalized interest	$15,207	$19,093	$11,978
Income taxes	$37,744	$17,504	$34,014

Supplemental disclosures of non-cash transactions:
    Acquisitions—Note D.
    Disposition of assets—Note E.
    Property, plant and equipment—Note I.
    Investment in joint ventures—Note L.
    Conversion of 5 1/4% convertible subordinated notes—Note N.
    Conversion of 5% convertible subordinated debentures—Note N.

        In conjunction with the acquisitions of Novazyme, Wyntek and GelTex liabilities, we assumed the following assets and liabilities, which were allocated to Genzyme General:

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

Notes to Combined Financial Statements

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

        Genzyme General is our operating division that develops and markets:

  •
  therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitatiting diseases, including a family of diseases known as lysosomal storage disorders, or LSDs, and other specialty therapeutics;

  •
  renal products, with a focus on products that treat patients suffering from renal diseases, including chronic renal failure;

  •
  diagnostic products, with a focus on in vitro diagnostics; and

  •
  other products and services, such as genetic testing services and pharmaceutical drug materials.

Basis of Presentation

        The combined financial statements of Genzyme General for each period include the balance sheets, results of operations and cash flows of the businesses we allocate to Genzyme General. We also allocate a portion of our corporate operations to Genzyme General using methods described in our allocation policy below. These combined financial statements are prepared using amounts included in our consolidated financial statements included in this annual report. We have reclassified certain 2001 and 2000 data to conform with the 2002 presentation.

        We prepare the financial statements of Genzyme General in accordance with accounting principles generally accepted in the U.S. We present financial information and accounting policies specific to Genzyme General in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read our consolidated financial statements in conjunction with the financial statements of Genzyme General. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains a summary of our accounting policies. We incorporate that information into this note by reference.

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

        Within these parameters, and other general limits under our charter and Massachusetts law, the amount of any dividend payment will be at the board of directors' discretion. Unless declared, no dividends accrue on our tracking stocks.

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

  •
  proportionate usage—costs incurred which benefit more than one division are allocated based on management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or

  •
  board directed—programs and products, both internally developed and acquired, are allocated to divisions by our board of directors. Our board also allocates long-term debt and strategic investments.

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

Principles of Combination

        Genzyme General uses the equity method to account for investments in entities in which we have a substantial ownership interest (20% to 50%), or over which we exercise significant influence. Genzyme General's combined division net income includes our share of the earnings of these entities.

        Genzyme General accounted for our investment in GTC under the equity method until May 2002, at which point we ceased to have significant influence over GTC. Genzyme General began accounting for our investment in GTC under the cost method of accounting in June 2002.

        For additional information on our investments, please read Note K, "Investments in Marketable Securities and Strategic Equity Investments," below.

Translation of Foreign Currencies

        Genzyme General translates the financial statements of its foreign subsidiaries from local currency into U.S. dollars using:

  •
  the current exchange rate at each balance sheet date for assets and liabilities;

  •
  the average exchange rate prevailing during each period for revenues and expenses; and

  •
  the historical exchange rate for investments in its foreign subsidiaries.

        Genzyme General considers the local currency for all of its foreign subsidiaries to be the functional currency for that subsidiary. As a result, Genzyme General included translation adjustments net of tax, for these subsidiaries in division equity. Genzyme General also records as a charge or credit, to division equity, exchange gains and losses on intercompany balances that are of a long-term investment nature. Genzyme General's division equity includes net cumulative foreign currency credits of $44.6 million at December 31, 2002, and net cumulative foreign currency charges of $(40.9) million at December 31, 2001.

        Gains and losses on all other foreign currency transactions are included in Genzyme General's results of operations.

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

        In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative effect adjustment of $4.2 million, net of tax, in Genzyme General's statements of operations for the year ended December 31, 2001 to recognize the fair value of warrants to purchase shares of GTC common stock held on January 1, 2001 and allocated to Genzyme General. Transition adjustments pertaining to interest rate swaps designated as cash-flow hedges and foreign currency forward contracts were not significant.

Revenue Recognition

        We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, title and risk of loss have passed to the customer and collection from the customer is reasonably assured. We recognize revenue from service sales when we have finished providing the service. Revenue from research and development services and selling and marketing services is recognized over the term of the applicable contract and as we complete our obligations under the contract. Advance payments received in excess of amounts earned are classified as deferred revenue until earned. We recognize non-refundable up-front license fees over the related performance period or at the time we have no remaining performance obligations.

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

        We record allowances for product returns, rebates payable to Medicaid, managed care organizations, or customers and sales discounts. These allowances are recorded as reductions of revenue at the time produce sales are recorded. These amounts are based on our estimates of the amount of product in the distribution channel and the percent of end-users covered by Medicaid or managed care organizations. We record consideration paid to a customer or reseller of our products as a reduction of revenue unless we receive an identifiable and separable benefit for the consideration and we can reasonably estimate the fair value of the benefit received. If both conditions are met, we record the consideration paid to the customer as an expense.

        We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

Net Income (Loss) Per Share

        We calculate earnings per share for each series of our stock using the two-class method, as further described in the notes to our consolidated financial statements included elsewhere in this annual report. We present earnings per share data only in our consolidated financial statements because Genzyme

Corporation is the issuer of the securities. Our divisions do not and cannot issue securities because they are not companies or legal entities.

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

        In accordance with the disclosure requirements of SFAS No. 148, the following table sets forth Genzyme General's net income (loss) data as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS No. 123 as amended, based on the fair value at the grant dates of the awards.

	For the Years Ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Division net income (loss):
As reported	$150,731	$8,046	$85,956
Add: stock-based compensation included in as-reported, net of tax	844	6,402	1,394
Deduct: pro forma stock-based compensation, net of tax	(63,091)	(51,888)	(27,959)

Pro forma	$88,484	$(37,440)	$59,391

        Note A., "Summary of Significant Accounting Policies—Accounting for Stock-Based Compensation," to our consolidated financial statements contains information regarding the assumptions we made in calculating pro forma compensation expense in accordance with SFAS No. 123. The effects of applying SFAS No. 123 are not likely to be representative of the effects on reported division net income (loss) in future years.

NOTE B. POLICIES GOVERNING THE RELATIONSHIP OF GENZYME'S OPERATING DIVISIONS

        Because each of our operating divisions is a part of a single company, our board of directors has adopted policies to address issues that may arise among divisions and to govern the management of and the relationships between each division. With some exceptions that are mentioned specifically in this note, our board of directors may modify or rescind these policies, or adopt additional policies, in its sole discretion without stockholder approval, subject only to our board of directors' fiduciary duty to stockholders. Accounting principles generally accepted in the U.S. require that any change in policy be preferable (in accordance with these principles) to the previous policy.

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

        One division may compensate another division for a reallocation with cash or other consideration having a value equal to the fair market value of the reallocated assets. In the case of a reallocation of assets from Genzyme General to another division, our board of directors may elect instead to account for the reallocation as an increase in the designated shares representing the division to which the assets are reallocated in accordance with the provisions of our charter. Designated shares are authorized but non-issued shares of a division's common stock that our board of directors may from time to time issue, sell or otherwise distribute without allocating the proceeds or other benefits of such issuance, sales or distribution to the division tracked by the stock. No gain or loss is recognized as a result of these transfers.

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

  •
  Each division bills the other division on a monthly basis for the services and costs incurred on the other division's behalf. Payment by the other division is due within 45 days. To the extent asset impairment charges are recorded by a division and allocated to another division in accordance with the allocation policies described in Note A., "Summary of Significant Accounting Policies," payment of such charge is to be made monthly by the other division in an amount equal to the monthly depreciation or amortization that would have been allocated to the other division using the assets original useful life.

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

Tax Allocations

        We file a consolidated return and allocate income taxes to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to each division under accounting principles generally accepted in the U.S. as if it were a separate taxpayer. We assess the realizability of our deferred tax assets at the division level. As a result, our consolidated tax provision may not equal the sum of the divisions' tax provision. As of the end of any fiscal quarter, however, if a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to the other divisions in proportion to their taxable income without any compensating payment or allocation. Tax benefits allocated to

Genzyme General are recorded as a credit to division equity and do not impact Genzyme General's division income.

Access to Technology and Know-How

        Genzyme General has unrestricted access to all technology and know-how owned or controlled by Genzyme Corporation that may be useful in its business, subject to any obligations or limitations that apply to the corporation generally.

NOTE C. NET INCOME (LOSS) PER SHARE

        Note B., "Net Income (Loss) Per Share," to our consolidated financial statements contains information regarding the calculation of earnings per share for each series of our stock using the two-class method. We present earnings per share data only in our consolidated financial statements because Genzyme Corporation is the issuer of the securities. Our divisions do not and cannot issue securities because they are not companies or legal entities.

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

        In connection with our acquisition of Novazyme, we acquired a technology platform that we believe can be leveraged in the development of treatments for various LSDs. As of the acquisition date, the technology platform had not achieved technological feasibility and would require significant further development to complete. Accordingly, we allocated to IPR&D, and charged to expense, $86.8 million, representing the portion of the purchase price attributable to the technology platform. In accordance with accounting principles generally accepted in the U.S., the amount allocated to IPR&D was charged as an expense in our consolidated statements of operations and in the combined financial statements of Genzyme General for the year ended December 31, 2001.

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

        The staff of the FTC is investigating our acquisition of Novazyme. The FTC is one of the agencies responsible for enforcing federal antitrust laws, and, in this investigation, it is evaluating whether there are anti-competitive aspects of the Novazyme transaction that the government should seek to negate. While we do not believe that the acquisition should be deemed to contravene antitrust laws, we have been cooperating in the FTC investigation. At this stage, we cannot predict with precision the likely outcome of the investigation or how that outcome will impact our business. As with any litigation or investigation, there are ongoing costs associated with responding to the investigation, both in terms of management time and out-of-pocket expenses.

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

Unaudited Pro Forma Financial Summary

        The following unaudited pro forma financial summary is presented as if the acquisitions of Novazyme, Wyntek and GelTex were completed as of January 1, 2001 and 2000. The unaudited pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisitions been consummated on those dates, or of the future operations of the combined entities. Material nonrecurring charges related to these acquisitions, such as acquired IPR&D charges of $86.8 million resulting from the acquisition of Novazyme, $8.8 million resulting from the acquisition of Wyntek and $118.0 million resulting from the acquisition of GelTex are not reflected in the following unaudited pro forma financial summary:

	For the Years Ended December 31,
	2001	2000
	(Amounts in thousands)
Total revenues	$990,339	$813,045
Income before cumulative effect of change in accounting for derivative financial instruments, net of tax	80,781	114,125
Division net income	84,948	114,125

NOTE E. DISPOSITION OF ASSETS

        In July 2001, we transferred our 50% ownership interest in ATIII LLC to GTC. In exchange for our interest in the joint venture, we will receive a royalty on worldwide net sales (excluding Asia) of any of GTC products based on ATIII beginning three years after the first commercial sale of each such product up to a cumulative maximum amount of $30.0 million. We will allocate any royalty amount that we receive to Genzyme General. Prior to the transfer, we consolidated the results of ATIII LLC because we had control of ATIII LLC through our combined, direct and indirect ownership interest in the joint venture.

NOTE F. DERIVATIVE FINANCIAL INSTRUMENTS

        Note E., "Derivative Financial Instruments," to our consolidated financial statements contains information regarding interest rate swap contracts that are allocated to Genzyme General. We incorporate that information into this note by reference.

NOTE G. ACCOUNTS RECEIVABLE

        Genzyme General's trade receivables primarily represent amounts due from distributors, healthcare service providers and companies and institutions engaged in research, development or production of pharmaceutical and biopharmaceutical products. Genzyme General performs credit evaluations of its customers on an ongoing basis and generally does not require collateral. Genzyme General states accounts receivable at fair value after reflecting an allowance for doubtful accounts. This allowance was $16.4 million at December 31, 2002 and $11.9 million at December 31, 2001.

NOTE H. INVENTORIES

	December 31,
	2002	2001
	(Amounts in thousands)
Raw materials	$33,934	$39,285
Work-in-process	68,441	53,408
Finished products	94,021	35,171

Total	$196,396	$127,864

        Genzyme General capitalizes inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would likely result in the write-off of the inventory and a charge to earnings. At December 31, 2002, Genzyme General's total inventories include $7.5 million of inventory for products that have not yet been approved for sale. In addition, at December 31, 2002, a joint venture in which we have a 50% ownership interest has $17.3 million of inventory for a product that has not yet been approved for sale, of which $8.6 million represents our portion of the unapproved inventory of the joint venture. Our ownership interest in this joint venture is allocated to Genzyme General.

NOTE I. PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2002	2001
	(Amounts in thousands)
Plant and equipment	$374,060	$284,662
Land and buildings	345,769	264,800
Leasehold improvements	119,881	120,080
Furniture and fixtures	22,300	16,125
Construction-in-progress	198,190	149,806

	1,060,200	835,473
Less accumulated depreciation	(310,360)	(254,072)

Property, plant and equipment, net	$749,840	$581,401

        Genzyme General's depreciation expense was $55.8 million in 2002, $56.7 million in 2001 and $33.6 million in 2000.

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

        During 2001, we began constructing a recombinant protein facility adjacent to our existing facilities in Framingham, Massachusetts, which we allocated to Genzyme General. During the quarter ended December 31, 2001, we suspended development of this site in favor of developing the manufacturing site we acquired from Pharming N.V. in Geel, Belgium and allocated to Genzyme General. Throughout 2002, Genzyme was considering various alternative plans for use of the Framingham manufacturing facility, including contract manufacturing arrangements, and whether the approximately $16.8 million of capitalized engineering and design costs for this facility would be applicable to the future development at this site. In December 2002, due to a change in our plans for future manufacturing capacity requirements, we determined that we would not proceed with construction of the Framingham facility for the foreseeable future. As a result, we recorded a charge in the fourth quarter of 2002 to write off $14.0 million of capitalized engineering and design costs that were specific to the Framingham facility. We allocated this charge to Genzyme General. The remaining $2.8 million of capitalized engineering and design costs were used in the construction of the Belgium manufacturing facility and, accordingly, have been reallocated as a capitalized cost of that facility.

NOTE J. GOODWILL AND OTHER INTANGIBLE ASSETS

        In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and thus has been adopted by Genzyme General effective at the beginning of fiscal year 2002.

Goodwill

        Effective January 1, 2002 in accordance with the provisions of SFAS No. 142, Genzyme General ceased amortizing goodwill. At January 1, 2002, gross goodwill allocated to Genzyme General totaled $561.0 million, including $2.4 million of acquired workforce intangible assets previously classified as other intangible assets, net of related deferred tax liabilities, of which $1.6 million was allocated to Genzyme General's Therapeutics reporting segment and $0.8 million was allocated to its Diagnostic Products reporting segment.

        We completed the transitional and annual impairment test for the $481.7 million of net goodwill related to Genzyme General's reporting units in the year ended December 31, 2002 as provided by SFAS No. 142, and determined that no impairment charges were required. We are required to perform impairment tests under SFAS No. 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable.

        The following table contains the changes in net goodwill attributable to Genzyme General's segments during the year ended December 31, 2002 (amounts in thousands):

	As of December 31, 2001	Adjustments	As of December 31, 2002
Goodwill:
Therapeutics(1)	$387,213	$(6,359)	$380,854
Renal(2)	82,508	(31)	82,477
Diagnostic Products(3)	32,427	789	33,216
Other	56,462	171	56,633

Total	558,610	(5,430)	553,180
Accumulated amortization	(70,784)	(697)	(71,481)

Goodwill, net	$487,826	$(6,127)	$481,699

(1)
Adjustments for the Therapeutics segment include:

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

•
$1.3 million resulting from an adjustment to value assigned to the deferred tax assets recorded in connection with our acquisition of Novazyme; and

•
$(0.5) million resulting primarily from the reversal of $(1.3) million of excess integration and exit activity costs accruals related to our acquisition of Novazyme.

(2)
During 2002, we created the Renal reporting segment consisting of amounts attributable to the manufacture and sale of Renagel phosphate binder and amounts attributable to our research and development programs focused on renal diseases. Previously, goodwill amounts attributable to the manufacture and sale of Renagel phosphate binder had been included as a component of Genzyme General's Therapeutics reporting segment. We have reclassified our 2001 goodwill disclosures by segment to conform to our 2002 presentation.

(3)
Adjustments for the Diagnostic Products segment represent workforce intangible assets previously classified as other intangible assets, net of related deferred tax benefits, resulting from our acquisition of Wyntek as required by SFAS No. 142.

Other Intangible Assets

        The following table contains information on Genzyme General's other intangible assets for the periods presented (amounts in thousands):

	As of December 31, 2002			As of December 31, 2001
	Gross Other Intangible Assets	Accumulated Amortization	Net Other Intangible Assets	Gross Other Intangible Assets	Accumulated Amortization	Net Other Intangible Assets
Technology	$378,457	$(56,294)	$322,163	$378,364	$(28,130)	$350,234
Patents	117,574	(16,863)	100,711	117,545	(9,035)	108,510
Trademarks	6,526	(890)	5,636	6,526	(456)	6,070
License fees	25,972	(7,114)	18,858	25,075	(5,326)	19,749
Customer lists	8,324	(4,031)	4,293	8,324	(3,199)	5,125
Other	10,045	(10,045)	—	13,497	(9,543)	3,954

Total	$546,898	$(95,237)	$451,661	$549,331	$(55,689)	$493,642

        All of Genzyme General's other intangible assets are amortized over their estimated useful lives which range between 4 years and 15 years. Total amortization expense for Genzyme General's purchased intangible assets was:

  •
  $40.2 million for the year ended December 31, 2002;

  •
  $38.5 million for the year ended December 31, 2001; and

  •
  $5.5 million for the year ended December 31, 2000.

Amortization expense for each year presented includes $1.2 million related to the amortization of a non-compete agreement which is charged to cost of products sold. Amortization expense for the year ended December 31, 2001 excludes the expense related to the amortization of goodwill.

        The estimated future amortization expense for other intangible assets allocated to Genzyme General as of December 31, 2002 for the five succeeding fiscal years is as follows (amounts in thousands):

Year Ended December 31,	Estimated Amortization Expense
2003	$39,006
2004	38,937
2005	38,844
2006	36,478
2007	36,475

Adjusted Net Income

        The following tables present the impact SFAS No. 142 would have had on Genzyme General's amortization of intangibles expense and division net income had the standard been in effect for the years ended December 31, 2001 and 2000 (amounts in thousands):

	Year Ended December 31, 2001			Year Ended December 31, 2000
	As Reported	Goodwill Amortization Adjustment	As Adjusted	As Reported	Goodwill Amortization Adjustment	As Adjusted
Amortization of intangibles	$74,296	$(37,020)	$37,276	$10,928	$(6,608)	$4,320
Genzyme General's net income before cumulative effect of change in accounting for derivative financial instruments, net of tax	3,879	37,020	40,899	—	—	—
Division net income	8,046	37,020	45,066	85,956	6,608	92,564

NOTE K. INVESTMENTS IN MARKETABLE SECURITIES AND STRATEGIC EQUITY INVESTMENTS

Marketable Securities

	December 31,
	2002		2001
	Cost	Market Value	Cost	Market Value
	(Amounts in thousands)
Cash equivalents(1):
Corporate notes	$—	$—	$1,550	$1,552
U.S. Governmental agencies	2,002	2,002	22,646	22,720
Money market fund	99,616	99,616	75,003	75,003

	$101,618	$101,618	$99,199	$99,275

Short-term:
Corporate notes	$62,439	$63,563	$47,221	$47,921
U.S. Governmental agencies	25,682	25,969	16,084	16,464
Non U.S. Governmental agencies	4,718	4,807	1,042	1,066
U.S. Treasury notes	—	—	1,005	1,030

	$92,839	$94,339	$65,352	$66,481

Long-term:
Corporate notes	$480,144	$498,869	$509,560	$521,519
U.S. Governmental agencies	129,901	134,833	156,282	157,526
Non U.S. Governmental agencies	25,586	26,571	36,397	36,929
U.S. Treasury notes	20,862	21,928	89,611	91,792

	$656,493	$682,201	$791,850	$807,766

Total cash equivalents, short- and long-term investments	$850,950	$878,158	$956,401	$973,522

Investments in equity securities	$52,954	$42,945	$50,347	$88,686

(1)
Cash equivalents are included as part of cash and cash equivalents on our balance sheets.

        The following table contains information regarding the range of contractual maturities of Genzyme General's investments in debt securities:

	December 31,
	2002		2001
	Cost	Market Value	Cost	Market Value
	(Amounts in thousands)
Within 1 year	$194,457	$195,957	$164,551	$165,756
1-2 years	162,934	168,395	202,071	206,705
2-10 years	493,559	513,806	589,779	601,061

	$850,950	$878,158	$956,401	$973,522

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

Given the significance and duration of the declines as of the end of 2002, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments. At December 31, 2002, Genzyme General's division equity includes unrealized losses of approximately $10.0 million, related to the other strategic equity investments in equity securities allocated to Genzyme General.

        Offsetting these impairment charges, we recorded and allocated to Genzyme General, net realized gains of $0.9 million on the sale of investments in equity securities for the year ended December 31, 2002.

        Genzyme General recorded charges in 2001 of $11.8 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group and $4.5 million in connection with our investment in the common stock of Targeted Genetics.

        In August 2001, Pharming Group filed for receivership in order to seek protection from its creditors. In 2001, Genzyme General recorded a charge of $8.5 million, representing an at cost write-off of our investment in Pharming common stock.

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

        Genzyme General recorded gains of $16.4 million in 2000 resulting from sales of portions of our investment in GTC common stock. We also recognized a $7.6 million gain in 2000, resulting from the Ismed acquisition of Celtrix, in which our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock. The tax effect of these gains were offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses.

        In 2000, we recorded gains of $22.7 million relating to public offerings of common stock by our unconsolidated affiliate, GTC. We recorded this gain as gain on affiliate sale of stock and allocated it to Genzyme General.

        Genzyme General records gross unrealized holding gains and losses related to its investments in marketable securities and strategic equity investments, to the extent they are determined to be temporary, in division equity. The following table sets forth the amounts recorded:

	December 31,
	2002	2001
Unrealized holding gains	$27.4 million	$56.2 million
Unrealized holding losses	$10.1 million	$0.6 million

        Note J., "Investments in Marketable Securities and Strategic Equity Investments," to our consolidated financial statements contains information regarding Genzyme General's:

  •
  Equity investments in:

  •
  Abiomed, Inc.;

  •
  BioMarin;

  •
  Cambridge Antibody Technology Group;

  •
  Healthcare Ventures, L.P.;

  •
  Oxford Bioscience Partners IV LP;

  •
  MPM BioVentures III-QP, L.P.

  •
  Pharming Group;

  •
  ProQuest Investments II, L.P.;

  •
  Targeted Genetics Corp.;

  •
  ViaCell Inc.;

  •
  Investments in and relationships with GTC and Dyax Corporation.

        We incorporate that information into this note by reference.

NOTE L.    INVESTMENTS IN JOINT VENTURES

        Note K., "Investments in Joint Ventures," to our consolidated financial statements contains information regarding Genzyme General's investments in the following joint ventures:

    •
    BioMarin/Genzyme LLC;

    •
    Diacrin/Genzyme LLC;

    •
    Genzyme/Pharming Alliance LLC; and

    •
    Pharming/Genzyme LLC.

We incorporate that information into this note by reference.

NOTE M.    ACCRUED EXPENSES

	December 31,
	2002	2001
	(Amounts in thousands)
Compensation	$56,169	$40,080
Purchase accrual	27,548	12,508
Bank overdrafts	16,162	17,138
Other	70,307	49,785

Total accrued expenses	$170,186	$119,511

NOTE N.    LONG-TERM DEBT AND LEASES

Long-Term Debt and Capital Lease Obligations

        Our long-term debt and capital lease obligations allocated to Genzyme General consist of the following:

	December 31,
	2002	2001
	(Amounts in thousands)
3% convertible subordinated debentures due May 2021	$575,000	$575,000
Notes payable	7	6,723
Capital lease obligations	25,044	25,203

	600,051	606,926
Less current portion	(13)	(6,841)

Total	$600,038	$600,085

        Over the next five years, Genzyme General will be required to repay the following principal amounts on its long-term debt (excluding capital leases)(amounts in millions):

2003	2004	2005	2006	2007	After 2007
—	—	—	$575.0	—	—

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

        Interest expense related to these debentures was $20.0 million in 2002, which includes $2.8 million for amortization of offering costs, and $12.9 million in 2001, which includes $1.8 million for amortization of offering costs. The fair value of these debentures was $532.6 million at December 31, 2002 and $631.8 million at December 31, 2001.

        In June 2001, we completed the redemption of our $250.0 million in principal of 5 1/4% convertible subordinated notes due June 2005. Prior to the redemption date, holders of the notes elected to convert substantially all of the principal of the notes into approximately 12.6 million shares of Genzyme General Stock, approximately 0.7 million shares of Biosurgery Stock and approximately 0.7 million shares of Molecular Oncology Stock. On June 15, 2001, the redemption date, we redeemed the remaining notes using cash allocated to Genzyme General.

5% Convertible Subordinated Debentures

        In August 2001, we completed the redemption of our $21.2 million in principal of 5% convertible subordinated debentures due August 2003. Prior to the redemption date, the holders of the debentures elected to convert all of the principal of the debentures into approximately 1.3 million shares of Genzyme General Stock. We paid approximately $3.2 million in cash for the accrued interest on the debentures through the date of conversion using cash allocated to Genzyme General.

Revolving Credit Facility; Notes Payable

        Note M., "Long-Term Debt and Leases," to our consolidated financial statements contains information regarding our:

  •
  revolving credit facility; and

  •
  notes payable resulting from the acquisition of GelTex, which were repaid as of December 31, 2002 using cash allocated to Genzyme General.

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

        In August 2000, we entered into an agreement to lease a significant portion of a multi-use urban complex in Cambridge, Massachusetts for our new corporate headquarters. The lessor will fund the construction of the complex, except that we will fund certain leasehold improvements to be made to the portion of the building leased by us. Our lease payments will be determined as a function of the aggregate project costs incurred by the lessor and the resulting rentable space of the complex, plus common area charges. Payments under the lease will commence upon completion of construction, which we estimate to be in second half of 2003 and the value of the building and related obligation will be recorded in our consolidated balance sheet and the combined balance sheet of Genzyme General when Genzyme General begins to occupy the space. We have included estimated payments for this lease in the summary capital lease schedule below. The lease term is for fifteen years and may be extended for two successive ten-year periods. The lease also provides us with an option, exercisable on or before July 1, 2003, to lease an additional building on mutually acceptable terms.

        Over the next five years and thereafter, Genzyme General will be required to repay the following amounts under non-cancellable capital leases (amounts in millions):

2003	2004	2005	2006	2007	After 2007
$5.7	$10.7	$35.7	$8.5	$8.5	$101.3

Operating Leases

        In July 2002, we entered into an agreement to lease 61,101 square feet of additional office space in Cambridge, Massachusetts. We allocate the future minimum payments due under this lease 50% to Genzyme General and 50% to Genzyme Biosurgery based upon our current assessment of the long-term occupancy ratio for this location. The term of the lease is seven years with rent payable in advance commencing on October 1, 2002. Remaining fixed rent payments during the term of the lease are as follows (amounts in thousands):

2003	$1,016
2004	1,045
2005	1,076
2006	1,099
2007	1,099
Thereafter	1,923

Total	$7,258

        Pursuant to the terms of the lease agreement, we are obligated to pay, in addition to yearly fixed rent, our pro rata share of the landlord's operating costs and the real estate taxes for the property in excess of the landlord's operating costs and real estate taxes for 2002. In addition, the landlord will charge us for direct use of electricity at cost. Subject to certain conditions, the lease provides us with an option to extend the lease for two additional five-year terms with rent equal to the greater of the current base rent or 95% of fair market value. The lease also provides three options to lease a total of 45,577 square feet of additional space at the property. In addition, the lease provides us with first offer options on additional space that becomes available in the building.

        In May 2002, we entered into an agreement to lease an 85,808 square foot building and related parking area in Westborough, Massachusetts for Genzyme General's genetic testing business. The term of the lease is ten years with rent payable in advance commencing August 1, 2002. Fixed rent payments during the term of the lease are as follows (amounts in thousands):

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

        Genzyme General leases facilities and personal property under non-cancellable operating leases with terms in excess of one year. Genzyme General's total expense under operating leases was (amounts in millions):

For the Years Ended December 31,
2002	2001	2000
$32.0	$29.8	$25.0

        Over the next five years and thereafter, Genzyme General will be required to repay the following amounts under non-cancellable operating leases (amounts in millions):

2003	2004	2005	2006	2007	After 2007
$28.0	$23.3	$16.4	$9.4	$8.5	$105.4

        In June 1992, we entered into a 65-year land lease with an unaffiliated lessor. Annual expenses under this lease, which are allocated to Genzyme General, were $1.5 million in 2002, 2001 and 2000. Our rent under this lease increases every five years based on the Consumer Price Index or, at a minimum, 3% per year.

        In August 2001, we entered into a lease agreement with an unaffiliated lessor for approximately 16 acres of land at the Waterford Industrial Estate in the county of Waterford, Ireland. The land will be used for the development of a multi-product manufacturing center. The lease term is for 999 years with a de minimis amount of rent payable in advance on January 1, of each year.

NOTE O.    DIVISION EQUITY

        The following table contains the components of division equity for Genzyme General for the periods presented:

	December 31,
	2002	2001	2000
	(Amounts in thousands)
Balance at beginning of period	$2,280,352	$1,750,280	$1,007,614
Division net income	150,731	8,046	85,956
Allocation of tax benefits generated by:
Genzyme Biosurgery	18,508	24,593	28,023
Genzyme Molecular Oncology	9,287	11,904	7,476
Allocated proceeds from issuance of Genzyme General Stock under stock plans	30,411	86,705	85,345
Allocated proceeds from issuance of Genzyme General Stock from the exercise of warrants and stock purchase rights	233	2,291	—
Allocation of cash:
to Genzyme Molecular Oncology for designated shares(1)	—	(4,040)	(15,000)
to Genzyme Molecular Oncology in exchange for the reallocation of diagnostic assets from Genzyme Molecular Oncology to Genzyme General	—	(32,000)	—
to Genzyme Tissue Repair for designated shares(1)	—	—	(9,910)
to Genzyme Biosurgery for designated shares(1)	—	(12,000)	—
from Genzyme Biosurgery for NeuroCell joint venture refund	27,063	—	—
Allocated tax benefit from disqualified dispositions	8,410	50,176	17,041
Allocation for the acquisition of GelTex	—	—	541,615
Allocation for the acquisition of Novazyme	—	115,652	—
Payment of notes receivable from Novazyme stockholders	792	541	—
Conversion of $250.0 million 5 1/4% convertible subordinated notes	—	246,072	—
Conversion of $21.2 million 5% convertible subordinated debentures	—	21,200	—
Allocated stock compensation expense	1,335	10,130	1,682
Deferred compensation adjustment for terminated employees	437	—	—
Allocated additional minimum pension liability	(2,529)	—	—
Allocated unrealized losses on investments and derivatives, net of tax	(21,306)	(4,812)	(11,922)
Allocated cumulative translation adjustments	85,494	6,981	14,237
Other allocated equity adjustments	(3,334)	(1,367)	(1,877)

Balance at end of period	$2,585,884	$2,280,352	$1,750,280

(1)
Designated shares are shares of our common stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to the division corresponding to that series of stock. As of December 31, 2002, there were approximately 3.2 million Biosurgery designated shares and 1.7 million Molecular Oncology designated shares.

NeuroCell Joint Venture Refund

        In February 2002, Genzyme Biosurgery paid $27.1 million to Genzyme General, representing $20.0 million of the $25.0 million Genzyme Biosurgery received from Genzyme General in connection with the transfer to Genzyme General of Genzyme Biosurgery's interest in Diacrin/Genzyme LLC, plus accrued interest of 13.5% per annum. The refund arose because Diacrin/Genzyme LLC, our joint venture with Diacrin, failed to initiate a phase 3 trial of NeuroCell-PD for Parkinson's disease by June 30, 2001.

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

  •
  2001—$12.0 million in exchange for an additional reserve of approximately 1.9 million Biosurgery designated shares; and

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

  •
  2001—$4.0 million in exchange for an additional reserve of approximately 0.3 million Molecular Oncology designated shares; and

  •
  2002—none.

        At December 31, 2002, $11.0 million remained available to Genzyme Molecular Oncology under this arrangement.

Stock Compensation Plans

        The disclosure regarding how we account for our four stock-based compensation plans: the 1997 Equity Incentive Plan, the 2001 Equity Incentive Plan, the 1998 Director Stock Option Plan (each of which are stock option plans) and the 1999 Employee Stock Purchase Plan is included in Note A., "Significant Accounting Policies—Accounting for Stock-Based Compensation," to Genzyme General's combined financial statements.

NOTE P.    OTHER COMMITMENTS AND CONTINGENCIES

        We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 2002 which, if adversely decided, would have a material adverse effect on Genzyme General's results of operations, financial condition or liquidity.

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

Guarantees

        In November 2002, the FASB issued FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FIN 34." The adoption of FIN 45 did not have a material effect on our consolidated financial statements or the combined financial statements of Genzyme General for the year ended December 31, 2002. For more information, we suggest you read Note O., "Other Commitments and Contingencies," to our consolidated financial statements. We incorporate that information into this note by reference.

NOTE Q.    INCOME TAXES

        Genzyme General's income before income taxes and the related income tax expense (benefit) are described in the following table:

	For the Years Ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Domestic	$195,052	$36,445	$165,266
Foreign	12,195	20,100	13,329

Total	$207,247	$56,545	$178,595

Currently payable:
Federal	$22,867	$96,766	$90,483
State	5,579	6,576	4,737
Foreign	7,694	8,123	3,607

Total	36,140	111,465	98,827

Deferred::
Federal	20,368	(41,416)	(2,930)
State	(407)	(2,770)	(182)
Foreign	415	(14,613)	(3,076)

Total	20,376	(58,799)	(6,188)

Provision for income taxes	$56,516	$52,666	$92,639

        Genzyme General's provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	For the Years Ended December 31,
	2002	2001	2000
Tax at U.S. statutory rate	35.0%	35.0%	35.0%
Losses in less than 80% owned subsidiaries with no current tax benefit	—	—	(1.9)
State taxes, net	2.5	6.7	2.0
Foreign sales corporation and extra-territorial income	(4.5)	(18.3)	(4.4)
Nondeductible amortization	—	19.3	1.2
Benefit of tax credits	(7.6)	(6.5)	(1.7)
Utilization of operating loss carryforwards	—	(3.8)	—
Charge for purchased research and development	—	57.6	23.3
Foreign rate differential	1.9	1.8	(0.9)
Other, net	—	1.3	(0.7)

Effective tax rate	27.3%	93.1%	51.9%

        The components of net deferred tax assets are described in the following table:

	December 31,
	2002	2001
	(Amounts in thousands)
Deferred tax assets:
Net operating loss carryforwards	$8,189	$34,211
Tax credits	26,335	19,448
Realized and unrealized capital losses	21,796	—
Inventory	3,966	8,328
Intercompany profit in inventory elimination	63,005	31,878
Reserves, accruals and other	16,589	32,388
Allocation of tax asset from Genzyme Biosurgery	9,335	11,779
Allocation of tax asset from Genzyme Molecular Oncology	372	269

Gross deferred tax asset	149,587	138,301
Valuation allowance	(1,022)	—

Net deferred tax asset	148,565	138,301

Deferred tax liabilities:
Depreciable assets	(12,125)	(17,108)
Realized and unrealized capital gains	—	(8,640)
Deferred gains	(898)	(898)
Intangibles	(112,381)	(122,155)

Deferred tax liability	(125,404)	(148,801)

Net deferred tax asset (liability)	$23,161	$(10,500)

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

        At December 31, 2002 Genzyme General had for U.S. income tax purposes allocated net operating loss carryforwards of $18.1 million and an allocated tax credit carryforward of $26.3 million. The net operating loss carryforwards expire between 2007 and 2021 and the tax credits expire between 2009 and 2022. For foreign purposes, Genzyme General had net operating loss carryforwards of $14.9 million in 2002, which carryforward indefinitely.

        Our federal and various state income tax returns are currently under examination. While the ultimate results of such examinations cannot be predicted with certainty, we believe that the examinations will not have a material adverse effect on the future operating results of Genzyme General. As a result of the resolution of several tax audit matters in 2001, Genzyme General recognized $2.2 million of net tax benefits.

        Genzyme General recognized a $4.3 million tax benefit during the fourth quarter of 2002 as a result of tax credits identified during the preparation of our 2001 tax return.

NOTE R.    BENEFIT PLANS

        Note Q., "Benefit Plans," to our consolidated financial statements contains information regarding our 401(k) and other pension plans. We incorporate that information into this note by reference.

Retirement Plans

        We have defined benefit pension plans for certain employees in foreign countries. These plans are funded in accordance with requirements of the appropriate regulatory bodies governing each plan.

        The following table sets forth the funded status and amounts recognized as of December 31, 2002 and 2001 for our foreign defined benefit pension plans:

	2002	2001
Change in benefit obligation:
Projected benefit obligation, beginning of year	$22,520	$19,213
Service cost	1,293	869
Interest cost	1,399	1,151
Plan participants' contributions	694	497
Actuarial loss	1,669	1,475
Foreign currency exchange rate changes	2,836	(419)
Benefits paid	(266)	(266)

Projected benefit obligation, end of year	$30,145	$22,520

Change in plan assets:
Fair value of plan assets, beginning of year	$15,748	$17,117
Actual return on plan assets	(3,742)	(2,167)
Employer contribution	1,527	935
Plan participants' contributions	694	497
Foreign currency exchange rate changes	1,561	(499)
Benefits paid	(149)	(135)

Fair value of plan assets, end of year	$15,639	$15,748

Benefit obligation in excess of plan assets	$(14,506)	$(6,772)
Unrecognized net actuarial loss	11,988	4,517
Additional minimum pension liability, pre-tax	(3,614)	—

Net amount recognized	$(6,132)	$(2,255)

Net amount recognized:
Prepaid benefit cost	$476	$305
Accrued benefit liability	(2,994)	(2,560)
Additional minimum pension liability, pre-tax	(3,614)	—

Net amount recognized	$(6,132)	$(2,255)

        The weighted average assumptions used in determining related obligations of pension benefit plans are shown below:

	December 31,
	2002	2001
Weighted average assumptions:
Discount rate	5.75%	6.00%
Expected return on assets	7.00%	6.75%
Rate of compensation increase	3.50%	3.50%

        The components of net pension expense for the years ended December 31 are as follows (amounts in thousands):

	2002	2001
Service cost	$1,293	$869
Interest cost	1,399	1,151
Expected return on plan assets	(1,205)	(1,151)
Amortization and deferral of actuarial loss	158	19

Net pension expense	$1,645	$888

        The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows (amounts in thousands):

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

NOTE S.    SEGMENT INFORMATION

        In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," we present segment information in a manner consistent with the method we use to report this information to our management. Applying SFAS 131, Genzyme General has three reportable segments:

  •
  Therapeutics, which develops, manufactures and distributes human therapeutic products with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, and other specialty therapeutics. The business derives substantially all of its revenue from sales of Cerezyme enzyme, Fabrazyme enzyme and Thyrogen hormone;

  •
  Renal, which develops products that treat patients suffering from renal diseases, including chronic renal failure. The segment manufactures and sells, and derives all of it revenue from sales of, Renagel phosphate binder; and

  •
  Diagnostic Products, which provides diagnostic products to niche markets, focusing on in vitro diagnostics.

        We have provided information concerning the operations in these reportable segments in the following table:

	For the Years Ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Revenues:
Therapeutics(1)	$704,613	$606,815	$550,931
Renal(1,2)	156,864	176,921	49,748
Diagnostic Products(1)	83,065	76,858	61,469
Other(3)	132,684	118,008	89,371
Eliminations/Adjustments(4)	2,959	3,324	964

Total	$1,080,185	$981,926	$752,483

Depreciation and amortization expense(5):
Therapeutics(1)	$27,228	$50,990	$7,816
Renal(1,2)	24,647	24,894	1,097
Diagnostic Products(1)	7,000	7,819	4,940
Other(3)	5,348	7,066	7,226
Eliminations/Adjustments(4)	31,798	27,184	20,127

Total	$96,021	$117,953	$41,206

Equity in net loss of unconsolidated affiliates:
Therapeutics	$(14,928)	$(30,214)	$(26,867)
Renal(1,2,6)	—	—	(15,934)
Diagnostic Products	—	—	—
Other(3)	—	126	(64)
Eliminations/Adjustments(7)	(1,930)	(4,277)	(2,100)

Total	$(16,858)	$(34,365)	$(44,965)

Income tax (expense) benefits:
Therapeutics(1)	$(76,999)	$(8,891)	$(95,834)
Renal(1,2)	6,680	(8,631)	42,788
Diagnostic Products(1)	1,585	1,269	(2,056)
Other(3)	(2,504)	(4,818)	1,006
Eliminations/Adjustments(4)	14,722	(31,595)	(38,543)

Total	$(56,516)	$(52,666)	$(92,639)

Division net income:
Therapeutics(1)	$165,849	$66,945	170,132
Renal(1,2)	(11,473)	14,992	(76,067)
Diagnostic Products(1)	1,084	(1,075)	3,004
Other(3)	4,300	8,383	(1,792)
Eliminations/Adjustments(8)	(9,029)	(85,366)	(9,323)

Division net income before cumulative effect of change in accounting for derivative financial instruments	150,731	3,879	85,956
Cumulative effect of change in accounting for derivative financial instruments, net of tax(9)	—	4,167	—

Division net income	$150,731	$8,046	$85,956

(1)
Results of operations of companies acquired and allocated to Genzyme General and amortization of intangible assets related to these acquisitions are included in Genzyme General's segment results beginning on the date of acquisition. Charges for IPR&D related to these acquisitions is included in the segment results in the year of acquisition. Acquisitions completed since January 1, 2000 include:

Company Acquired	Date Acquired	Business Segment(s)	IPR&D Charge
Novazyme	September 26, 2001	Therapeutics	$86.8 million
Wyntek	June 1, 2001	Diagnostic Products	$8.8 million
GelTex	December 14, 2000	Therapeutics and Renal	$118.0 million
(2)
In 2002, we created the Renal reporting segment consisting of amounts attributable to the manufacture and sale of Renagel phosphate binder and amounts attributable to our research and development programs focused on renal diseases. Previously, amounts attributable to the manufacture and sale of Renagel phosphate binder had been included as a component of the Therapeutics reporting segment and amounts attributable to our renal research and development programs had been included in Eliminations/Adjustments for Genzyme General. We have reclassified Genzyme General's 2001 and 2000 segment disclosures to conform to its 2002 presentation.

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

(9)
On January 1, 2001, in connection with the adoption of SFAS No. 133, Genzyme General recorded a cumulative effect adjustment of $4.2 million, net of tax, to recognize the fair value of warrants to purchase shares of GTC common stock held on January 1, 2001 and allocated to Genzyme General.

        We provide information concerning the assets of the reportable segments in the following table:

	December 31,
	2002	2001	2000
	(Amounts in thousands)
Segment assets(1):
Therapeutics(2)	$1,127,493	$885,158	$946,282
Renal(2,3)	467,164	462,336	395,374
Diagnostic Products(4)	103,636	105,354	89,236
Other(5)	89,705	84,239	77,153
Eliminations/Adjustments(6)	1,767,803	1,688,167	991,008

Total	$3,555,801	$3,225,254	$2,499,053

(1)
Segment assets for Genzyme General include primarily accounts receivable, inventory and certain fixed and intangible assets.

(2)
Segment assets for Therapeutics for:

•
2001 include $25.9 million of assets resulting from the acquisition of Novazyme, including $17.2 million of goodwill; and

•
2000 include $370.5 million of goodwill and $198.5 million of other intangible assets resulting from our acquisition of GelTex.

  Segment assets for Renal for 2001 include $82.0 million of goodwill and $266.6 million of other intangible assets also resulting from our acquisition of GelTex.

  See Note D., "Acquisitions," above.

(3)
In 2002, we created the Renal reporting segment consisting of amounts attributable to the manufacture and sale of Renagel phosphate binder and amounts attributable to our research and development programs focused on renal diseases. Previously, amounts attributable to the manufacture and sale of Renagel phosphate binder had been included as a component of the Therapeutics reporting segment and amounts attributable to our renal research and development programs had been included in Eliminations/Adjustments for Genzyme General. We have reclassified Genzyme General's 2001 and 2000 segment disclosures to conform to its 2002 presentation.

(4)
Segment assets for Diagnostic Products for 2001 include $71.5 million of assets resulting from the acquisition of Wyntek, including $20.3 million of goodwill and $39.4 million of other intangible assets. See Note D., "Acquisitions," above.

(5)
Other includes amounts attributable to our genetic testing and pharmaceutical businesses, both which operate within Genzyme General.

(6)
Eliminations/Adjustments for Genzyme General consists of the differences between the total assets for Genzyme General's segments and the total combined assets for Genzyme General as follows:

	December 31,
	2002	2001	2000
	(Amounts in thousands)
Cash, cash equivalents, and short- and long-term investments	$1,077,904	$961,879	$339,259
Due from Genzyme Biosurgery	32,641	29,513	18,645
Due from Genzyme Molecular Oncology	5,494	7,086	4,660
Deferred tax assets—current	105,094	70,196	46,836
Notes Receivable—related parties	11,918	—	—
Property, plant and equipment, net	414,077	420,684	332,423
Goodwill, net	5,287	15	7,261
Other intangibles, net	25	5,128	22,936
Investment in equity securities	42,945	88,686	119,648
Due from Genzyme Biosurgery—noncurrent	9,390	—	—
Other	63,028	104,980	99,340

Total Eliminations/Adjustments	$1,767,803	$1,688,167	$991,008

        Genzyme General operates in the healthcare industry, and manufactures and markets its products primarily in the United States and Europe. Genzyme General's principal manufacturing facilities are located in the United States, the United Kingdom, Switzerland, Ireland and Germany. It purchases products from our subsidiaries in the United Kingdom and Switzerland for sale to customers in the United States. Genzyme General sets transfer prices from our foreign subsidiaries to allow it to produce profit margins commensurate with its sales and marketing effort. Our subsidiary in the Ireland is Genzyme General's primary distributor of therapeutic products in Europe.

        No subsidiary in any individual foreign country has revenue from sales of Genzyme General's products and services to external customers in excess of 10% of Genzyme General's total revenue. The following contains certain financial information by geographic area:

	For the Years Ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Revenues:
U.S.	$622,489	$604,740	$436,001
Europe	345,709	271,345	223,933
Other	111,987	105,841	92,549

Total	$1,080,185	$981,926	$752,483

	December 31,
	2002	2001	2000
	(Amounts in thousands)
Long-lived assets:
U.S.	$1,257,858	$1,411,055	$868,916
Europe	252,996	110,362	46,315
Other	1,752	1,477	1,359

Total	$1,512,606	$1,522,894	$916,590

        Genzyme General's results of operations are highly dependent on sales of Cerezyme enzyme. Sales of this product represented 63% of Genzyme General's product revenue in 2002, 63% of product revenue in 2001 and 78% of product revenue in 2000. We manufacture Cerezyme enzyme at a single manufacturing facility in Allston, Massachusetts. Genzyme General sells this product directly to physicians, hospitals and treatment centers as well as through unaffiliated distributors. Distributor sales of Cerezyme enzyme represented approximately 43% of Cerezyme enzyme revenue in 2002, approximately 33% in 2001 and approximately 28% in 2000. Sales of Cerezyme enzyme to one of our U.S. distributors represented approximately 11% of Genzyme General's total revenue in 2002, approximately 11% in 2001 and approximately 14% in 2000. We believe that our credit risk associated with trade receivables is mitigated as a result of the fact that this product is sold to a large number of customers and over a broad geographic area.

        Sales of Renagel phosphate binder represented approximately 16% of Genzyme General's product revenue in 2001, 20% of Genzyme General's product revenue in 2001 and approximately 7% of Genzyme General's product revenue in 2000. Distributor sales of Renagel phosphate binder represented approximately 72% of Renagel phosphate binder revenue in 2002, approximately 89% in 2001 and approximately 86% in 2000.

NOTE T.    QUARTERLY RESULTS (UNAUDITED)

	1st Quarter 2002	2nd Quarter 2002	3rd Quarter 2002	4th Quarter 2002(1)
	(Amounts in thousands)
Total revenue	$242,147	$267,168	$272,823	$298,047
Gross profit	180,173	201,557	206,504	219,960
Division net income	24,309	44,411	44,518	37,493
	1st Quarter 2001	2nd Quarter 2001	3rd Quarter 2001	4th Quarter 2001
	(Amounts in thousands)
Total revenue	$222,693	$238,998	$255,052	$265,183
Gross profit	162,260	179,259	193,501	200,425
Division net income	29,312	21,718	(81,706)	38,722

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

NOTE U. SUBSEQUENT EVENT

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

REPORT OF INDEPENDENT ACCOUNTANTS

         To the Board of Directors and Stockholders of Genzyme Corporation:

        In our opinion, the accompanying combined balance sheets and the related combined statements of operations and of cash flows present fairly, in all material respects, the financial position of Genzyme General at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As more fully described in Note A to these combined financial statements, Genzyme General is a division of Genzyme Corporation; accordingly, the combined financial statements of Genzyme General should be read in conjunction with the audited consolidated financial statements of Genzyme Corporation and Subsidiaries.

        As discussed in Note J to these combined financial statements, the Company changed its method of accounting for goodwill in 2002.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 7, 2003, except for Note U, as to which the date is March 28, 2003