Form 10-K, Exhibit 13
period 2002-12-31
GENZYME CORP
filed 2003-03-31
CIK 732485

Use these links to rapidly review the document
FINANCIAL STATEMENTS GENZYME BIOSURGERY A Division of Genzyme Corporation

EXHIBIT 13.3

FINANCIAL STATEMENTS
GENZYME BIOSURGERY
A Division of Genzyme Corporation

Page No.
Combined Selected Financial Data	GBS-2
Management's Discussion and Analysis of Genzyme Biosurgery's Financial Condition and Results of Operations	GBS-6
Combined Statements of Operations for the Years Ended December 31, 2002, 2001 and 2000	GBS-31
Combined Balance Sheets as of December 31, 2002 and 2001	GBS-32
Combined Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000	GBS-33
Notes to Combined Financial Statements	GBS-35
Report of Independent Accountants	GBS-64

GBS-1

GENZYME BIOSURGERY
A Division of Genzyme Corporation

Combined Selected Financial Data

        These selected financial data have been derived from the audited, combined financial statements of Genzyme Biosurgery. You should read the following information in conjunction with the audited financial statements and related notes of Genzyme Biosurgery and Genzyme contained elsewhere in this annual report. These selected financial data may not be indicative of Genzyme Biosurgery's future financial condition due to the risks and uncertainties described under the caption "Management's Discussion and Analysis of Genzyme Biosurgery's Financial Condition and Results of Operations—Factors Affecting Future Operating Results" included in this annual report.

        Genzyme Biosurgery is our operating division that develops and markets implantable biotherapeutic products, biomaterials and medical devices to improve or replace surgery, with an emphasis on the orthopaedic and cardiothoracic markets.

        A series of our common stock, Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock," is designed to reflect the value and track the financial performance of this division. Biosurgery Stock is common stock of Genzyme Corporation, not of Genzyme Biosurgery; Genzyme Biosurgery is a division, not a company or legal entity, and therefore does not and cannot issue stock. The chief mechanisms intended to cause Biosurgery Stock to "track "the performance of Genzyme Biosurgery are provisions in our charter governing dividends and distributions. These provisions factor the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock.

        To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Biosurgery Stock is defined in our charter as the net income or loss of Genzyme Biosurgery determined in accordance with accounting principles generally accepted in the U.S., and as adjusted for tax benefits allocated to or from Genzyme Biosurgery in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among the divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock, combine existing tracking stocks, or change our earnings allocation methodology. Because the earnings allocated to Biosurgery Stock are based on the income or losses attributable to Genzyme Biosurgery, we provide financial statements and management's discussion and analysis of Genzyme Biosurgery to aid investors in evaluating its performance.

GBS-2

COMBINED STATEMENTS OF OPERATIONS DATA(1)

	For the Years Ended December 31,
	2002	2001	2000	1999	1998
	(Amounts in thousands)
Revenues:
Net product sales	$215,028	$211,523	$121,870	$111,951	$103,958
Net service sales	24,770	23,614	23,321	20,305	17,008
Revenues from research and development contracts	285	5	23	97	109

Total revenues	240,083	235,142	145,214	132,353	121,075

Operating costs and expenses:
Cost of products sold(2)	95,975	113,250	69,489	67,212	72,274
Cost of services sold	14,297	12,733	12,298	13,237	13,438
Selling, general and administrative	106,950	122,020	92,238	87,841	81,876
Research and development (including research and development related to contracts)	52,336	47,159	37,000	36,075	29,050
Amortization of intangibles(3)	31,280	46,828	7,096	5,750	5,748
Purchase of in-process research and development(4)	1,879	—	82,143	—	—
Charge for impaired assets(5)	8,958	—	4,321	—	—

Total operating costs and expenses	311,675	341,990	304,585	210,115	202,386

Operating loss	(71,592)	(106,848)	(159,371)	(77,762)	(81,311)

Other income (expenses):
Equity in net loss of unconsolidated affiliates(6,7)	—	(1,316)	—	(3,403)	(7,680)
Loss on sale of investment in equity securities(8)	—	—	(7,300)	—	—
Loss on sale of product line(9)	—	(24,999)	—	—	—
Other	192	124	(15)	138	60
Investment income	1,303	1,753	5,833	4,808	1,320
Interest expense	(9,225)	(13,884)	(1,364)	(1,858)	(2,631)

Total other income (expenses)	(7,730)	(38,322)	(2,846)	(315)	(8,931)

Division net loss before cumulative effect of change in accounting for goodwill	(79,322)	(145,170)	(162,217)	(78,077)	(90,242)
Cumulative effect of change in accounting for goodwill(3)	(98,270)	—	—	—	—

Division net loss	$(177,592)	$(145,170)	$(162,217)	$(78,077)	$(90,242)

GBS-3

COMBINED BALANCE SHEET DATA(1)(10)

	December 31,
	2002	2001	2000	1999	1998
	(Amounts in thousands)
Cash and investments	$32,747	$38,623	$78,163	$135,498	$7,732
Working capital(11)	(247,867)	64,121	103,140	110,577	26,253
Total assets	560,792	704,671	811,600	390,572	253,170
Long-term debt, capital lease obligations and convertible debt, including current portion(12)	294,724	245,629	229,453	18,000	12,579
Division equity	186,223	394,454	511,106	350,463	210,692
There were no cash dividends paid.

(1)
We formed Genzyme Biosurgery as a separate division of Genzyme on December 18, 2000 by combining two of our divisions, Genzyme Surgical Products and Genzyme Tissue Repair and simultaneously acquiring Biomatrix, Inc. These data reflect the financial position, results of operations and cash flows attributable to Genzyme Biosurgery as if it had been accounted for as a separate division of the corporation for all periods presented as it relates to Genzyme Surgical Products and Genzyme Tissue Repair. The results of operations of Biomatrix are included in Genzyme Biosurgery's results from December 18, 2000, the date of acquisition.

(2)
Cost of products sold for 1998 includes a $10.4 million charge to write-down our Sepra products inventory to net realizable value.

(3)
Effective January 1, 2002, in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," Genzyme Biosurgery ceased amortizing goodwill. Genzyme Biosurgery recorded $15.5 million in 2001 and $3.9 million in 2000 of amortization expense related to its goodwill. In connection with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002, we tested the goodwill of Genzyme Biosurgery's cardiothoracic reporting unit for impairment and, as a result, reduced goodwill by recording a cumulative effect impairment charge of $98.3 million in our consolidated statements of operations and the combined statements of operations of Genzyme Biosurgery for the year ended December 31, 2002.

(4)
Charges for IPR&D represent $1.9 million incurred in connection with the investment in Myosix in 2002 and $82.1 million incurred in connection with the acquisition of Biomatrix in 2000.

(5)
Represents a $9.0 million charge to write off the assets or our bulk HA manufacturing facility in Haverhill, England in 2002 and a $4.3 million charge to write off abandoned equipment in 2000 at our Springfield Mills manufacturing facility, also in England.

(6)
Operations of Diacrin/Genzyme LLC, our joint venture with Diacrin, Inc., commenced in October 1996. In May 1999, we reallocated our ownership interest in the joint venture from Genzyme Biosurgery to Genzyme General.

(7)
In January 2001, Focal, Inc. exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. We recorded our portion of the results of Focal in equity in net loss of unconsolidated affiliate. We allocated this investment to Genzyme Biosurgery. On June 30, 2001, we acquired the remaining 78% of the outstanding shares in an exchange of shares of Biosurgery Stock for shares of Focal common stock and have included Focal's results in Genzyme Biosurgery's results of operations since that date. We allocated the acquired assets and liabilities to Genzyme Biosurgery and accounted for the acquisition as a purchase.

(8)
Represents a charge for the write down of our investment in Focal common stock because we considered its decline in fair value to be other than temporary.

(9)
Represents the loss from sale of the Snowden-Pencer line of surgical instruments in 2001.

(10)
In January 2001, we purchased all of the outstanding Class A limited partnership interests of GDP for a payment of approximately $25.7 million in cash plus royalties payable over ten years on sales of certain Sepra products.

GBS-4

(11)
At December 31, 2002, $284.0 million in principal drawn under our revolving credit facility and $10.0 million in principal of our 6.9% convertible subordinated note due May 2003 are included in the determination of working capital.

(12)
Long-term debt, capital lease obligations and convertible debt, including current portion, consists primarily of:

•   At December 31, 2002—$284.0 million in principal drawn under our revolving credit facility due December 2003 and $10.0 million in principal of our 6.9% convertible subordinated note due May 2003.

•
At December 31, 2001—$234.0 million in principal drawn under our revolving credit facility and $10.0 million in principal of our 6.9% convertible subordinated note.

•
At December 31, 2000—$218.0 million in principal drawn under our revolving credit facility and $10.0 million in principal of our 6.9% convertible subordinated note.

•
At December 31, 1999—$18.0 million in principal drawn under our revolving credit facility.

•
At December 31, 1998—$12.6 million in principal of our 5% convertible subordinated note due February 2000.

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

INTRODUCTION

        Genzyme Biosurgery is our operating division that develops and markets biotherapeutic and biomaterial products, with an emphasis on orthopaedics, heart disease and broader surgical applications.

        We prepare the combined financial statements of Genzyme Biosurgery in accordance with accounting principles generally accepted in the U.S. We present financial information and accounting policies specific to Genzyme Biosurgery in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read our consolidated financial statements in conjunction with the combined financial statements of Genzyme Biosurgery. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains our accounting policies.

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

        To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Biosurgery Stock is defined in our charter as the net income or loss of Genzyme Biosurgery determined in accordance with accounting principles generally accepted in the U.S. and as adjusted for tax benefits allocated to or from Genzyme Biosurgery in accordance with our management and accounting policies. Our charter also requires that all income and expenses of Genzyme be allocated among the divisions in a

GBS-6

reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to Biosurgery Stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock, combine existing tracking stocks or change our earnings allocation methodology. Because the earnings allocated to Biosurgery Stock are based on the income or losses attributable to Genzyme Biosurgery, we provide financial statements and management's discussion and analysis of Genzyme Biosurgery to aid investors in evaluating its performance.

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

        Our charter requires us to manage and account for transactions between Genzyme Biosurgery and our other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our divisional management and accounting policies, which are filed as Exhibit 99.1 to this annual report. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitudes and extent of allocations to each series of common stock without shareholder approval.

        We present earnings per share data for Biosurgery Stock in our consolidated financial statements. We present financial information and accounting policies specific to Genzyme Biosurgery in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should, therefore, read this discussion and analysis of Genzyme Biosurgery's financial position and results of operations in conjunction with the combined financial statements and related notes of Genzyme Biosurgery, the discussion and analysis of Genzyme's financial position and results of operations, and the consolidated financial statements and related notes of Genzyme, all of which are included in this annual report.

ACQUISITIONS

        The following acquisitions have been allocated to Genzyme Biosurgery and were accounted for as purchases. The results of operations of Focal, GDP and Biomatrix are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from the date of acquisition.

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

GBS-7

        In January 2001, we acquired the outstanding Class A limited partnership interests in Genzyme Development Partners, L.P., which we refer to as GDP, a limited partnership engaged in developing, producing and commercializing Sepra products, for an aggregate of $25.7 million plus royalties on sales of certain Sepra products for ten years.

        On December 18, 2000, we acquired Biomatrix, Inc. for 17.5 million shares of Biosurgery Stock valued at $206.5 million, $252.4 million of cash and options and other costs valued at $23.5 million. At the time of the merger, we created Genzyme Biosurgery as a new division. We reallocated the businesses of two of our then-existing divisions—Genzyme Surgical Products and Genzyme Tissue Repair—to Genzyme Biosurgery and allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery. As a result of this transaction, we amended our charter to create Biosurgery Stock and eliminate Genzyme Surgical Products Division common stock, which we refer to as "Surgical Products Stock" and Genzyme Tissue Repair Division common stock, which we refer to as "Tissue Repair Stock."

DISPOSITION

        In November 2001, we sold our Snowden-Pencer line of surgical instruments for $15.9 million in net cash. We recorded a loss of $25.0 million in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery in connection with this sale.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

        The preparation of the combined financial statements of Genzyme Biosurgery under accounting principles generally accepted in the U.S. requires us to make certain estimates and judgments that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in these financial statements. Our actual results could differ from these estimates under different assumptions and conditions.

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

  •
  Asset Impairments.

Policies Relating to Tracking Stocks

Allocation of Revenue, Expenses, Assets, and Liabilities

        Our charter sets forth which operations and assets were initially allocated to Genzyme Biosurgery and states that going forward the division will also include all business, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between Genzyme Biosurgery and our other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our management and accounting policies, which are filed as Exhibit 99.1 to this annual report. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

GBS-8

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

        Any future changes that our board of directors may make to the methods for allocating revenue, expenses, assets, and liabilities among our divisions could materially change the results of operations or the financial condition of Genzyme Biosurgery and the income allocated to one or more series of our stock.

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

Determination of Available Dividend Amounts

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

GBS-9

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

Revenue Recognition

        Genzyme Biosurgery recognizes revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, title and risk of loss have passed to the customer and collection from the customer is reasonably assured. Genzyme Biosurgery recognizes revenue from service sales, such as Carticel chondrocyte services, when we have finished providing the service. Genzyme Biosurgery recognizes revenue from contracts to perform research and development services and selling and marketing services over the term of the applicable contract and as it completes its obligations under that contract. Genzyme Biosurgery recognizes non-refundable, up-front license fees over the related performance period or at the time we have no remaining performance obligations.

        Revenue from milestone payments for which Genzyme Biosurgery has no continuing performance obligations is recognized upon achievement of the related milestone. When Genzyme Biosurgery has continuing performance obligations, it recognizes milestone payments as revenue upon the achievement of the milestone only if all of the following conditions are met:

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

        The timing of product shipments and receipts can have a significant impact on the amount of revenue that Genzyme Biosurgery recognizes in a particular period. Also, several of Genzyme Biosurgery's products, including Synvisc viscosupplementation product, are sold at least in part through distributors. Inventory in the distribution channel consists of inventory held by distributors, who are Genzyme Biosurgery's customers, and inventory held by retailers, such as pharmacies and hospitals.

GBS-10

Genzyme Biosurgery's revenue in a particular period can be impacted by increases or decreases in distributor inventories. If distributor inventories increased to excessive levels, Genzyme Biosurgery could experience reduced purchases in subsequent periods, or product returns from the distribution channel due to overstocking, low end-user demand or product expiration.

        Genzyme Biosurgery uses a variety of data sources to determine the amount of inventory in its U.S. distribution channel. For Synvisc viscosupplementation product, Genzyme Biosurgery receives data on sales and inventory levels directly from our primary distributor.

        Genzyme Biosurgery records allowances for product returns as a reduction of revenue at the time product sales are recorded. The product returns reserve is estimated based on Genzyme Biosurgery's experience of returns for each of our products, or for similar products. If the history of product returns changes, the reserve is adjusted appropriately. Genzyme Biosurgery's estimate of distribution channel inventory is also used to assess the reasonableness of its product returns reserve.

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

        Genzyme Biosurgery capitalizes inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would result in the write-off of the inventory and a charge to earnings. At December 31, 2002, Genzyme Biosurgery's total inventories did not include any inventory for products that have not yet been approved for sale.

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

GBS-11

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

        As of December 31, 2002, there was approximately $110.4 million of goodwill on Genzyme Biosurgery's balance sheet. Effective January 1, 2002, in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," Genzyme Biosurgery ceased amortizing goodwill. As of December 31, 2002, there were approximately $282.8 million of other intangible assets on Genzyme Biosurgery's balance sheet. Genzyme Biosurgery amortizes acquired intangible assets using the straight-line method over their estimated economic lives, which range from 1.5 to 40 years. Determining the economic lives of acquired intangible assets requires Genzyme Biosurgery to make significant judgments and estimates, and can materially impact its operating results. Genzyme Biosurgery reassesses the economic lives of acquired intangible assets wherever there are changes in facts and circumstances that impact estimated remaining economic lives.

Asset Impairments

        Genzyme Biosurgery periodically evaluates long-lived assets for potential impairment under SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets." Genzyme Biosurgery performs these evaluations whenever events or changes in circumstances suggest that the carrying value of an asset or group of assets is not recoverable. Indicators of potential impairment include:

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

        If Genzyme Biosurgery believes an indicator of potential impairment exists, it tests to determine whether the impairment recognition criteria in SFAS No. 144 have been met. In evaluating long-lived assets for potential impairment, Genzyme Biosurgery makes several significant estimates and judgments, including:

  •
  determining the appropriate grouping of assets at the lowest level for which cash flows are available;

  •
  estimating future cash flows associated with the asset or group of assets; and

  •
  determining an appropriate discount rate to use in the analysis.

GBS-12

Use of different estimates and judgments could yield significantly different results in this analysis and could result in materially different asset impairment charges.

        During 2002, Genzyme Biosurgery conducted impairment tests for approximately $283.0 million of its net other intangible assets. These tests did not result in an impairment charge.

        Effective January 1, 2002, Genzyme Biosurgery adopted SFAS No. 142, which requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. Unlike SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," goodwill impairment tests performed under SFAS No. 142 do not involve an initial test comparing the projected undiscounted cash flows to the carrying amount of goodwill. Instead, SFAS No. 142 requires that goodwill be tested using a two-step process. The first step compares the fair value of the reporting unit with the unit's carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, the unit's goodwill may be impaired, and the second step must be completed to measure the amount of the goodwill impairment charge, if any. In the second step, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount is greater than the implied fair value, the carrying value of the goodwill must be written down to its implied fair value. Effective January 1, 2002, we reclassified $1.8 million of acquired workforce intangible assets previously classified as other intangible assets, net of related deferred tax liabilities, to goodwill as required by SFAS No. 142.

        In November 2001, we sold our Snowden-Pencer line of surgical instruments, a component of Genzyme Biosurgery's Biosurgical Specialties reporting segment, and recorded a loss of $25.0 million, which we allocated to Genzyme Biosurgery. Our subsequent test of the remaining long-lived assets related to the remaining products of our surgical instruments and medical devices business line, which make up the majority of Genzyme Biosurgery's cardiothoracic reporting unit, under SFAS No. 121, did not indicate an impairment based on the undiscounted cash flows of the business. However, the impairment analysis indicated that goodwill allocated to Genzyme Biosurgery's cardiothoracic reporting unit would be impaired if the analysis was done using discounted cash flows, as required by SFAS No. 142. Therefore, upon adoption of SFAS No. 142, we tested the goodwill of Genzyme Biosurgery's cardiothoracic reporting unit in accordance with the transitional provisions of that standard, using the present value of expected future cash flows to estimate the fair value of this reporting unit. We recorded an impairment charge of $98.3 million, which we reflected as a cumulative effect of a change in accounting for goodwill in our consolidated statements of operations and the combined statements of operations for Genzyme Biosurgery for the year ended December 31, 2002.

        We completed the transitional and annual impairment tests for the $110.4 million of net goodwill related to Genzyme Biosurgery's other reporting units as provided by SFAS No. 142, and determined that no additional impairment charges were required. We are required to perform impairment tests under SFAS No. 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. For all of our acquisitions, various analyses, assumptions, significant judgments and estimates were made at the time of each acquisition specifically regarding product development, market conditions and cash flows that were used to determine the valuation of goodwill and intangibles. The possibility exists that those estimates could prove to be inaccurate, which could result in an impairment of goodwill.

RESULTS OF OPERATIONS

        The following discussion summarizes the key factors our management believes are necessary for an understanding of Genzyme Biosurgery's combined financial statements.

GBS-13

REVENUES

	2002	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Product revenue:
Orthopaedics	$89,920	$83,373	$4,159	8%	1,905%
Biosurgical Specialties	53,376	59,032	41,305	(10)%	43%
Cardiothoracic	71,732	69,118	76,406	4%	(10)%

Total product revenue	215,028	211,523	121,870	2%	74%

Service revenue:
Orthopaedics	20,253	18,417	18,229	10%	1%
Biosurgical Specialties	4,517	5,197	5,092	(13)%	2%

Total service revenue	24,770	23,614	23,321	5%	1%

Research and development revenue:
Other	285	5	23	5,600%	(78)%

Total revenues	$240,083	$235,142	$145,214	2%	62%

2002 As Compared to 2001

Product Revenue

        Orthopaedics product revenue increased 8% to $89.9 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 due to an increase in the sales of Synvisc viscosupplementation product. Synvisc viscosupplementation product sales increased primarily due to increased utilization of the product within the existing customer base as well as new accounts. We believe that a potentially significant competitor is currently seeking FDA approval for a viscosupplementation product for possible U.S. launch during the second half of 2003 that could have an adverse affect on future sales of Synvisc viscosupplementation product.

        Biosurgical specialties product revenue decreased 10% to $53.4 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001. The decrease is due to a decrease in sales of surgical instruments to $0.9 million resulting from the sale of our Snowden-Pencer line of surgical instruments during the fourth quarter of 2001, partially offset by a 36% increase in sales of Sepra products to $39.1 million primarily due to increased market penetration.

        Cardiothoracic products include fluid management (chest drainage) systems, surgical closures, biomaterials, and instruments for conventional and minimally invasive cardiac surgery. Cardiothoracic product revenue increased 4% to $71.7 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to a 15% increase in the combined sales of FocalSeal-L surgical sealant and instruments for minimally-invasive and off-pump cardiac surgery to $17.0 million and a 10% increase in the revenues from sales of fluid management (chest drainage) systems to $32.4 million due to a change in the buying pattern of distributors. These increases were partially offset by a 7% decrease in revenue from sales of surgical closures to $17.6 million resulting from our withdrawal of certain commodity suture lines in Europe during the first half of 2001.

Service Revenue

        Orthopaedics service revenue increased 10% to $20.3 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to a change in the classification of reimbursed expenses from partners from a reduction in operating expenses to service revenues.

GBS-14

Excluding the $1.5 million of additional service revenue resulting from the change in classification of reimbursed expenses, Orthopaedics service revenue did not change significantly during 2002 as compared to 2001. Increased sales of Carticel chondrocyte services in the U.S. for 2002 were offset by decreased European sales of the service because we have not been actively seeking new partners or marketing Carticel chondrocytes in Europe since the second quarter of 2001. The 13% decrease in Biosurgical Specialties service revenue to $4.5 million in 2002 as compared to $5.2 million in 2001 is attributable to decreased sales of Epicel skin grafts, which are used to treat victims of severe burns. Sales of Epicel skin grafts are variable based upon a number of unpredictable factors, including the number of severe burn patients and their survival rate prior to treatment with Epicel skin grafts.

International Revenue

        International revenue as a percentage of total sales for 2002 was 28% as compared to 29% in 2001. The decrease was primarily due to the relative increased sales of Synvisc supplementation product in the U.S.

2001 As Compared to 2000

Product Revenue

        Orthopaedics product revenue increased in 2001 as compared to 2000 primarily due to the sales of Synvisc viscosupplementation product, which we added to the Orthopaedics product category in December 2000 through our acquisition of Biomatrix.

        The increase in Biosurgical Specialties product revenue in 2001 as compared to 2000 was due primarily to increases in sales of Seprafilm bioresorbable membrane and Sepramesh biosurgical composite. An increase in sales of products sold to original equipment manufacturers and sales generated from Hylaform biomaterial product and other skin care products, which were added to the Biosurgical Specialties product category in December 2000, also contributed to the overall increase in Biosurgical Specialties product revenue. The increase in sales was partially offset by a decrease in sales of instruments for plastic surgery, due to the sale of Snowden-Pencer line of surgical instruments during the fourth quarter of 2001.

        The decrease in Cardiothoracic product revenue in 2001 as compared to 2000 was due to decreased sales of chest drainage systems resulting from competitive pricing pressures in that market as well as the withdrawal from certain commodity suture lines in Europe. The decrease was offset, in part, by the continued growth in sales of minimally invasive cardiac surgery products and the sales revenue from the FocalSeal-L surgical sealant. We added FocalSeal-L surgical sealant to the Cardiothoracic product category in the third quarter of 2000 pursuant to a distribution and marketing agreement with Focal which, prior to our acquisition of Focal in June 2001, provided us with exclusive distribution rights for this product in North America.

Service Revenue

        Orthopaedics and Biosurgical Specialties service revenue did not change significantly during 2001 as compared to 2000.

International Revenue

        International revenue as a percentage of total revenue in 2001 was 29% as compared to 25% in 2000. International revenue as a percentage of total revenue increased during the year primarily due to the addition of sales of Synvisc viscosupplementation product.

GBS-15

MARGINS

	2002	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
	(Amounts in thousands except percentage data)
Product margin	$119,053	$98,273	$52,381	21%	88%
% of product revenue	55%	46%	43%
Service margin	$10,473	$10,881	$11,023	(4)%	(1)%
% of service revenue	42%	46%	47%
Total gross margin	$129,526	$109,154	$63,404	19%	72%
% of total product and service revenue	54%	46%	44%

2002 As Compared to 2001

Product Margin

        Genzyme Biosurgery sells or provides a broad range of healthcare products and services. As a result, Genzyme Biosurgery's gross margins may vary significantly depending on the market conditions of each product or service.

        The 21% increase in product margin and the increase in product margin as a percentage of product revenue for 2002 as compared to 2001 was primarily attributable to an increase in product revenue of $3.5 million and a decrease in cost of products sold of $17.3 million. Cost of products sold in 2001 includes $11.3 million of costs related to our December 18, 2000 acquisition of Biomatrix which was allocated to Genzyme Biosurgery, for which there are no comparable amounts in 2002. As part of the Biomatrix acquisition, we adjusted the acquired inventory to fair value, resulting in an increase of $11.3 million. In June 2001, we acquired the remaining 78% of the outstanding shares of Focal common stock not previously acquired. As part of the Focal acquisition, we adjusted the acquired inventory to fair value and amortized the adjustment to cost of products sold as the acquired inventory was sold, of which $2.4 million was amortized in 2002 and $1.4 million was amortized in 2001. Excluding the adjustments described above, product margin increased 9% in 2002, to $121.4 million as compared to 2001 as a result of an increase in sales of Synvisc viscosupplementation product, a higher margin product, and to a general reduction in unit costs for Seprafilm bioresorbable membrane in 2002.

Service Margin

        Service margin for services allocated to Genzyme Biosurgery decreased 4% in 2002 as compared to 2001 primarily due to a 13% decrease in sales of Epicel skin grafts to $4.5 million and a 12% increase in cost of services sold to $14.3 million.

2001 As Compared to 2000

Product Margin

        Genzyme Biosurgery recorded charges to cost of products sold in 2001 of $11.3 million relating to the increased basis of the inventory obtained in connection with our acquisition of Biomatrix in December 2000 and $1.4 million relating to the increased basis of the inventory obtained in connection with our acquisition of Focal in June 2001. Additionally, Genzyme Biosurgery included a $0.8 million charge related to the underfunding of an acquired retirement plan in cost of products sold. Excluding the adjustments described above, product margins increased in 2001 as compared to 2000, as a result of an increase in sales of higher margin products such as Synvisc viscosupplementation product and devices for minimally invasive cardiac surgery in 2001.

GBS-16

Service Margin

        Service margin for services allocated to Genzyme Biosurgery decreased in 2001 as compared to 2000 primarily due to a significant decline in volume of Epicel skin graft services due to an increase in discounts and cancellations. This decrease is partially offset by the increase in service margin for Carticel chondrocytes due to higher average sales prices resulting from a price increase and controlled spending.

OPERATING EXPENSES

2002 As Compared to 2001

Selling, General and Administrative Expenses

        Selling, general and administrative expenses decreased 12% to $107.0 million in 2002 as compared to 2001. The decrease is primarily due to $9.1 million of costs attributable to the sale of our former Snowden-Pencer line of surgical instruments in 2001 for which there are no comparable amounts in 2002 and to efforts within Genzyme Biosurgery to streamline and consolidate selling activities in 2002. In addition, Genzyme Biosurgery's selling, general and administrative expenses for 2002 include a credit of $1.3 million for amounts in excess of Genzyme Biosurgery's actual severance costs for employees included in a plan of consolidation of Genzyme Biosurgery's European Operations. In addition, there were $5.5 million of costs in 2001 associated with the consolidation of European operations for which there are no comparable amounts in 2002. A $2.6 million charge for severance costs relating to Genzyme Biosurgery's Cardiothoracic business was recorded in 2002 for which there were no comparable amounts in 2001.

Research and Development Expenses

        Research and development expenses increased 11% to $52.3 million in 2002 as compared to 2001 primarily due to a $2.8 million increase in spending on Orthopaedics development programs, particularly other indications for Synvisc viscosupplementation product and a $2.1 million increase in expenses for the Biosurgical Specialties development programs, particularly clinical trial activities for Hylaform biomaterial product. The terms of the existing contract with Inamed Corporation, Genzyme Biosurgery's distributor of Hylaform biomaterial product were revised in 2002 to allow for increased participation by Inamed in research and development activities and to provide Genzyme Biosurgery with cost reimbursement upon the achievement of development milestones. The upfront fee and milestone payments to be received under this agreement will be recognized in accordance with our revenue recognition policy for such payments. Research and development expenses did not change significantly for the Cardiothoracic development programs; however, in 2002 Genzyme Biosurgery focused more spending on cardiac science programs, particularly cell therapy, and less on spending for cardiac device programs.

2001 As Compared to 2000

Selling, General and Administrative Expenses

        The increase in selling, general and administrative expenses in 2001 as compared to 2000 was due to the additional selling, general and administrative expenses related to the Biomatrix business, which we purchased in December 2000 and an increase in patent litigation costs which were $4.1 million. In addition, Genzyme Biosurgery recorded $7.2 million in costs associated with the consolidation of European operations.

Research and Development Expenses

        The increase in research and development expenses in 2001 as compared to 2000 due to increased spending on orthopaedics and cardiothoracic development programs. The increase in spending was

GBS-17

primarily a result of the addition of Synvisc viscosupplementation product to the orthopaedics line in December 2000 and the addition of FocalSeal-L surgical sealant to the cardiothoracic line in June 2001.

Amortization of Intangibles

        Amortization of intangibles expense decreased 33% to $31.3 million in 2002 as compared to 2001 due to Genzyme Biosurgery's adoption of SFAS No. 142 in January 2002. SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. In accordance with the provisions of SFAS No. 142, Genzyme Biosurgery ceased amortizing goodwill as of January 1, 2002.

        The following table presents the impact SFAS No. 142 would have had on Genzyme Biosurgery's amortization of intangibles expense had the standard been in effect for the years ended December 31, 2001 and 2000 (amounts in thousands):

	Year Ended December 31, 2001			Year Ended December 31, 2000
	As Reported	Goodwill Amortization Adjustment	As Adjusted	As Reported	Goodwill Amortization Adjustment	As Adjusted
Amortization of intangibles	$46,828	$(15,521)	$31,307	$7,096	$(3,894)	$3,202

        The increase in amortization of intangibles for 2001 as compared to 2000 was primarily attributable to intangible assets acquired in 2001 and 2000 in connection with our acquisitions of Biomatrix in December 2000, the GDP Class A limited partnership interests in January 2001, Focal, Inc. in June 2001 and the Class B limited partnership interests in August 2001.

Purchase of In-Process Research and Development

Myosix

        In July 2002, we entered into a collaboration with Myosix, a privately-held French biotechnology company, for the development and commercialization of a certain autologous cell culture technology, which we refer to as the Myosix Technology. The Myosix Technology was developed by the founders of Myosix with funding from the AP-HP, which owns and exclusively licenses the Myosix Technology and related patents to Myosix. In connection with the collaboration, we entered into several agreements with Myosix, including an equity purchase agreement, all effective July 29, 2002. Pursuant to the terms of the equity purchase agreement, we acquired 49% of the common stock of Myosix in exchange for 625,977 shares of Biosurgery Stock. The entire initial acquisition cost of $1.9 million, of which $1.6 million represents the fair market value of the shares of Biosurgery Stock exchanged and $0.3 million represents acquisition costs, was allocated to IPR&D and charged to expense in our consolidated statements of operations and the combined statements of operations of Genzyme Biosurgery. We allocated this charge and our ownership interest in Myosix to Genzyme Biosurgery.

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

        Pursuant to the terms of our various collaboration agreements with Myosix, we have sole responsibility for the cost, management, control and conduct of product development and commercialization, though we have entered into an agreement with AP-HP that obligates AP-HP to bear a portion of the costs associated with Phase 2 clinical trials. Myosix will act as a sub-contractor to us for these activities. We currently have the right to designate all of the members of Myosix's Board of Directors and, so long as we own at least 34% of Myosix, its Chief Executive Officer. We can acquire

GBS-18

the remaining shares of Myosix common stock upon achievement of certain milestones during the development and commercialization of products based on the Myosix Technology. Effective July 29, 2002, because of our ownership interest in and level of control of Myosix, we consolidate the results of Myosix.

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

        Below is a brief description of the Biomatrix IPR&D projects, including an estimation of when our management believes we may realize revenues from the sales of these products in the respective application:

Program	Program Description or Indication	Development Status at December 31, 2002	Value at Acquisition Date	Estimated Cost to Complete at December 31, 2002	Year of Expected Product Launch
			(in millions)
Viscosupplementation	Use of elastoviscous solutions and viscoelastic gels in disease conditions to supplement tissues and body fluids, alleviating pain and restoring normal function.	• Preclinical for hip indications in U.S. • Preclinical for knee indications • Preclinical for other joints • Product launched for hip indications in Europe in September 2002	$33.8	$24.9	2002 to 2008
Visco-augmentation and Visco-separation (Adhesion prevention)	Use of viscoelastic gels to provide scaffolding for tissue regeneration and to separate tissues and decrease formation of adhesions and excessive scars after surgery.	• Preclinical—gynecological and pelvic indications • Clinical trials—pivotal safety and efficacy study on-going in U.S. for Hylaform biomaterial product • Phase 2—spine indications; program cancelled during 2002; no further development planned	48.3	4.7 N/A	2003 to 2006 N/A

		Total:	$82.1	$29.6

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

GBS-19

Charge for Impaired Assets

        In 1997, we temporarily suspended bulk production of HA at our bulk HA manufacturing facility in Haverhill, England because we determined that we had sufficient quantities of HA on hand to meet the demand for our Sepra products for the near term. In the first quarter of 2002, we began a capital expansion program to build HA manufacturing capacity at one of our existing manufacturing facilities in Framingham, Massachusetts. During the third quarter of 2002, we determined that we had sufficient inventory levels to meet demand until the Framingham facility is completed and validated, which is estimated to be within one year. In connection with this assessment, we concluded that we no longer require the manufacturing capacity at the HA plant in England and we recorded an impairment charge of approximately $9.0 million to write off the assets at the England facility. This charge resulted in an increase of $9.0 million in the long-term portion of the amount due from Genzyme Biosurgery to Genzyme General at December 31, 2002.

        In 2000, we recorded a $4.3 million charge for abandoned equipment at our Springfield Mills manufacturing facility located in the England. The write-off of equipment was related to the Sepra product line and did not have alternative uses. We allocated this charge to Genzyme Biosurgery.

OTHER INCOME AND EXPENSES

	2002	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Equity in net loss of unconsolidated affiliate	$—	$(1,316)	$—	(100)%	N/A
Loss on investment in equity securities	—	—	(7,300)	N/A	(100)%
Loss on sale of product line	—	(24,999)	—	(100)%	N/A
Other	192	124	(15)	55%	(927)%
Investment income	1,303	1,753	5,833	(26)%	(70)%
Interest expense	(9,225)	(13,884)	(1,364)	(34)%	918%

Total other income (expenses)	$(7,730)	$(38,322)	$(2,846)	(80)%	1,247%

2002 As Compared to 2001

Equity in Net Loss of Unconsolidated Affiliate

        In January 2001, Focal exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. We allocated our investment in Focal to Genzyme Biosurgery. Genzyme Biosurgery recorded in equity in net loss of unconsolidated affiliate its portion of the results of Focal. On June 30, 2001, we acquired the remaining 78% of the outstanding shares of Focal common stock in an exchange of shares of Biosurgery Stock for shares of Focal common stock. Genzyme Biosurgery's equity in net loss of unconsolidated affiliate decreased in 2002 when compared to 2001 because Genzyme Biosurgery began accounting for Focal as a wholly-owned subsidiary in 2001, when the remaining outstanding shares were purchased.

Loss on Sale of Product Line

        In November 2001, we sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery for $15.9 million in net cash. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we

GBS-20

lease in Tucker, Georgia. The assets sold had a net carrying value of approximately $41 million at the time of the sale. We recorded a loss of $25.0 million in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery in connection with this sale. Genzyme Biosurgery had no similar charge in 2002.

Investment Income

        Investment income decreased 26% in 2002 as compared to 2001 as a result of a decline in interest rates and average cash balances.

Interest Expense

        Interest expense decreased 34% in 2002 as compared to 2001 primarily as a result of a decrease in the interest rates on borrowings under our revolving credit facility.

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

Loss on Sale of Product Line

        In November 2001, we sold our Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery for $15.9 million in net cash which was allocated to Genzyme Biosurgery. The purchaser acquired all of the assets directly associated with the Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. We recorded a loss of $25.0 million in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery.

Investment Income

        Investment income decreased 70% in 2001 when compared to 2000 as a result of lower average cash balances.

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

GBS-21

consideration. In November 2001, we drew $17.0 million under this facility and allocated the proceeds to Genzyme Biosurgery. We repaid $1.0 million of these borrowings in December 2001 using cash allocated to Genzyme Biosurgery.

Cumulative Effect of Change in Accounting for Goodwill

        On January 1, 2002, we adopted SFAS No. 142, which requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. SFAS No. 142 requires a transitional impairment test to compare the fair value of a reporting unit with the carrying amount of the goodwill.

        In November 2001, we sold our Snowden-Pencer line of surgical instruments. Our subsequent test of the remaining long-lived assets related to the remaining products of our surgical instruments and medical devices business line, which make up the majority of Genzyme Biosurgery's cardiothoracic reporting unit, under SFAS No. 121, did not indicate an impairment based on the undiscounted cash flows of the business. However, the impairment analysis indicated that the goodwill allocated to Genzyme Biosurgery's cardiothoracic reporting unit would be impaired if the analysis was done using discounted cash flows, as required by SFAS No. 142. Therefore, upon adoption of SFAS No. 142, Genzyme Biosurgery tested the goodwill of the cardiothoracic reporting unit in accordance with the transitional provisions of that standard, using the present value of expected future cash flows to estimate the fair value of this reporting unit. Genzyme Biosurgery recorded an impairment charge of $98.3 million, which was reflected as a cumulative effect of a change in accounting for goodwill in the consolidated statements of operations and the combined statements of operations for Genzyme Biosurgery for the year ended December 31, 2002.

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

GBS-22

        Below is a brief description of our significant research and development programs that have been allocated to Genzyme Biosurgery:

Program	Program Description or Indication	Development Status at December 31, 2002	Year of Expected Product Launch
HIF-1a	Angiogenic gene therapy to treat coronary artery disease and peripheral artery disease	Phase 1 clinical trials ongoing	2008 through 2010
Cardiac cell therapy (for injection)	Tissue regeneration to treat congestive heart failure	Phase 1 clinical trial ongoing in Europe; IND expected to be filed in the U.S. in 2003	2009
Synvisc (Hylan G-F20)(1)	Next stage viscosupplementation products to treat osteoarthritis of the knee, hip and other joints	• Preclinical for hip indications in U.S. • Preclinical for knee indications • Preclinical for other joints • Product launched in Europe for hip indications in September 2002	2003 through 2008
Sepra technologies(1)	Next stage products to prevent surgical adhesions for various indications	Preclinical; safety and efficacy study ongoing in the U.S. for Hylaform biomaterials	2003 through 2007

        The aggregate actual and estimated research and development expense for the above programs is as follows (in millions):

Costs incurred for the year ended December 31, 2001	$19.8
Costs incurred for the year ended December 31, 2002	$27.8
Cumulative costs incurred as of December 31, 2002	$98.1
Estimated costs to complete as of December 31, 2002	$300.0 to $350.0

(1)
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

LIQUIDITY AND CAPITAL RESOURCES

        At December 31, 2002, Genzyme Biosurgery had cash and cash equivalents of $32.7 million, a decrease of approximately $5.9 million from December 31, 2001.

        Genzyme Biosurgery's operating activities used $23.3 million of cash for the year ended December 31, 2002 as compared to $44.1 million for the year ended December 31, 2001. Net cash used by operating activities was impacted by Genzyme Biosurgery's division net loss of $177.6 million, offset by:

  •
  $37.9 million of depreciation and amortization, of which, $6.6 million resulted from the depreciation of the property, plant and equipment and $31.3 million resulted from the

GBS-23

    amortization of intangible assets, including intangible assets acquired in connection with our acquisitions of Biomatrix and Focal;

  •
  a $1.9 million non-cash charge for in-process research and development due to the investment in Myosix;
  •
  a $9.0 million impairment charge related to manufacturing capacity no longer required at our HA plant in England;
  •
  $98.3 million for the cumulative effect of a change in accounting for goodwill allocated to Genzyme Biosurgery's cardiothoracic reporting unit in accordance with the transitional provisions of SFAS No. 142; and
  •
  $6.6 million attributable to the net decrease in working capital.

        Genzyme Biosurgery's investing activities used $5.7 million of cash in 2002 as compared to $27.3 million in 2001, primarily to fund capital expenditures.

        Genzyme Biosurgery's financing activities provided $24.5 million of cash in 2002 as compared to $32.2 million in 2001. Net cash provided from financing activities was primarily a result of the $50.0 million draw under the revolving credit facility allocated to Genzyme Biosurgery. This was partially offset by a $27.1 million payment to Genzyme General, representing a refund of $20.0 million of the $25.0 million Genzyme Biosurgery received from Genzyme General in connection with the transfer to Genzyme General of Genzyme Biosurgery's interest in Diacrin/Genzyme LLC, plus accrued interest of 13.5% per annum.

        In connection with our acquisition of Biomatrix, we assumed a 6.9% convertible subordinated note due May 2003, in favor of UBS Warburg LLC. The $10.0 million principal of this note remains outstanding and was included in current portion of long-term debt, convertible notes and capital lease obligations in Genzyme Biosurgery's combined balance sheet at December 31, 2002.

        During 2002, we drew down $50.0 million under our $350.0 million revolving credit facility, all of which matures in December 2003, and allocated the proceeds to Genzyme Biosurgery. At December 31, 2002, $284.0 million had been drawn down and remained outstanding under our revolving credit facility, all of which was allocated to Genzyme Biosurgery. Borrowings under this facility bear interest at LIBOR plus an applicable margin, which was, in the aggregate, 2.5% at December 31, 2002. We intend to refinance our revolving credit facility during 2003.

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

GBS-24

        As of December 31, 2002, we were committed to make the following payments under contractual obligations using cash allocated to Genzyme Biosurgery:

	Payments Due by Period
Contractual Obligations
	Total	2003	2004	2005	2006	2007	After 2007
	(Amounts in millions)
Long-term debt	$294.0	$294.0	$—	$—	$—	$—	$—
Long-term portion of intercompany payable to Genzyme General	11.9	2.5	2.3	2.3	2.2	1.7	0.9
Capital lease obligations	0.7	0.7	—	—	—	—	—
Operating leases	23.7	4.7	4.4	4.2	4.2	2.0	4.2
Unconditional purchase obligations	—	—	—	—	—	—	—
Research and development agreements	3.0	3.0	—	—	—	—	—

Total contractual cash obligations	$333.3	$304.9	$6.7	$6.5	$6.4	$3.7	$5.1

        In July 2002, we entered into an agreement to lease 61,101 square feet of additional office space in Cambridge, Massachusetts. We allocate the future minimum payments due under this lease 50% to Genzyme General and 50% to Genzyme Biosurgery based upon our current assessment of the long-term occupancy ratio for this location. The term of the lease is seven years with rent payable monthly in advance commencing on October 1, 2002. Remaining fixed rent payments during the term of the lease are as follows (amounts in thousands):

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

        We anticipate that Genzyme Biosurgery's cash resources, together with amounts available from the following sources, will be sufficient to finance its planned operations and capital requirements through at least the fourth quarter of 2003:

  •
  revenues generated from sales of its products and sales under distribution agreements;
  •
  the $3.0 million remaining under the interdivisional financing arrangement with Genzyme General; and
  •
  amounts available to Genzyme Biosurgery under our revolving credit facility.

        Genzyme Biosurgery intends to use substantial portions of its available cash for:

  •
  repayment of the 6.9% convertible subordinated note due in May 2003;
  •
  research and development;
  •
  product development and marketing;

GBS-25

  •
  improving manufacturing efficiency;
  •
  enforcing patent and other intellectual property rights;
  •
  transactional activity related to acquiring and disposing of assets;
  •
  consolidating facilities and related relocation activities; and
  •
  working capital.

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
  •
  costs involved in defending or settling post-closing acquired liabilities in connection with our sale of the Snowden-Pencer line of surgical instruments;
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

A failure to increase sales of Synvisc viscosupplementation product could have a negative effect on Genzyme Biosurgery's business.

        Genzyme Biosurgery expects to generate a substantial portion of its product revenues from sales of Synvisc viscosupplementation product. Net product sales of Synvisc viscosupplementation product totaled $89.8 million for the year ended December 31, 2002, representing approximately 37% of Genzyme Biosurgery's total revenues for that year.

GBS-26

        Failure to achieve sales growth for Synvisc viscosupplementation product may adversely affect Genzyme Biosurgery's business. Biosurgery Stock to decline. Revenues from Synvisc viscosupplementation product could be impacted negatively if competitive treatments for the symptoms of osteoarthritis of the knee are deemed more efficacious, more convenient to use or cost effective. Products competitive to Synvisc viscosupplementation product are currently being sold. Some companies are developing competitive products, and other companies may do so in the future.

        The commercial success of Synvisc viscosupplementation product also will depend on many other factors, including:

  The availability of third-party reimbursement.

  An important factor to achieving sales growth for Synvisc viscosupplementation product is the availability of reimbursement from third party payors, including managed care organizations, private health insurers and government healthcare administrative authorities. Genzyme Biosurgery has been generally successful in obtaining and maintaining broad coverage and adequate reimbursement in the United States for Synvisc viscosupplementation product. Medicare carriers in all 50 states provide benefits for Synvisc viscosupplementation product. Approximately 90% of commercial insurers also cover the product. Genzyme Biosurgery is working to expand existing coverage to plans that do not provide benefits for Synvisc viscosupplementation product and in situations where coverage policies may be limited in scope. Outside the United States, reimbursement is often provided by government healthcare administrative authorities. Reimbursement is not offered by any such authority outside the United States. Genzyme Biosurgery continues to seek coverage for Synvisc viscosupplementation product from such authorities, particularly in Canada, Europe and Australia. To manage and reduce healthcare costs, third party payors increasingly seek opportunities to contain healthcare costs. These efforts include challenging the price of healthcare products, limiting coverage and the level of coverage that will be provided, and shifting reimbursable costs to other parties through co-payment, coinsurance and other risk sharing arrangements. We cannot guarantee that any third-party payor that currently provides reimbursement for Synvisc viscosupplementation product will continue to provide coverage or reimbursement at adequate levels, or that additional third-party payors will begin to provide coverage or reimbursement at adequate levels.

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

        The future commercial success of Synvisc viscosupplementation product, as well as the other marketed products allocated to Genzyme Biosurgery, is highly uncertain. For additional details concerning the risks associated with commercializing novel biotechnology products, you should review the factors described above under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations—Factors Affecting Future Operating Results" included in Exhibit 13.1 of this annual report.

The commercial success of Carticel chondrocytes is uncertain.

        Carticel cartilage repair service involves a proprietary process for growing autologous chondrocytes (a patient's own cartilage cells) to replace those that are damaged or lost. Revenues from Carticel chondrocytes services total $18.8 million for the year ended December 31, 2002, representing

GBS-27

approximately 8% of Genzyme Biosurgery's total revenue for that year. The commercial success of Carticel chondrocytes will depend on many factors, including the following:

  •
  positive results from post-marketing studies;
  •
  FDA approval of a device to improve the procedure for implanting Carticel chondrocytes;
  •
  the availability of third-party reimbursement;
  •
  market acceptance by orthopaedic surgeons;
  •
  our continuing relationship with key collaborators; and
  •
  the success of competitive products.

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

        Similarly, until recently surgeons have not used products designed to reduce the incidence and extent of postoperative adhesions. Since 1996, when Seprafilm bioresorbable membrane was introduced, market acceptance of anti-adhesion products has been slow. To increase sales of the Sepra™ products, Genzyme Biosurgery has had to educate surgeons and hospital administrators about the problems of, and costs associated with, adhesions and the benefits of preventing adhesions. Genzyme Biosurgery also has had to, and continues to have to, train surgeons on the proper handling and use of these products.

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

        Recent adverse events in gene therapy clinical trials may result in greater governmental regulation, increased development costs and potential regulatory delays relating to the testing or approval of Genzyme Biosurgery's gene therapy products.

        The commercial success of any gene therapy products that Genzyme Biosurgery develops will depend in part on public acceptance of the use of gene therapies for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene therapy is unsafe, and gene

GBS-28

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

        As of December 31, 2002, we had allocated to Genzyme Biosurgery approximately $284.0 million borrowed under our corporate credit facility. Genzyme Biosurgery will use a large part of its cash flow to make principal and interest payments on this debt. If Genzyme Biosurgery's cash flow from operations is insufficient to meet these obligations, we may need to borrow additional funds on behalf of Genzyme Biosurgery to make these payments. We cannot guarantee that such additional financing will be available or available on favorable terms.

        In connection with our acquisition of Biomatrix, we assumed a 6.9% convertible subordinated note in favor of UBS Warburg LLC that matures in May 2003. At December 31, 2002, $10.0 million principal amount of this note remained outstanding, all of which we allocated to Genzyme Biosurgery. Genzyme Biosurgery will use a part of its cash flow to satisfy debt service on this note. If all or a portion of the note is not converted at the option of the holder into Biosurgery Stock, at maturity Genzyme Biosurgery's cash reserves will be diminished by the amount necessary to repay the outstanding principal of the note.

Genzyme Biosurgery anticipates future losses and may never become profitable.

        Genzyme Biosurgery expects to have operating losses before amortization of intangibles through at least the second quarter of 2003 as it continues to spend substantial amounts of money on, among other things, conducting research, development, regulatory and commercialization activities to support its expanded product lines. This strategy involves risks, which include supporting higher levels of operating expenses, attracting and retaining employees, and dealing with other management difficulties that arise from rapid growth and operating loss. If Genzyme Biosurgery cannot increase revenues and/or reduce operating expenses effectively, it may not become profitable.

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

GBS-29

Competition from other medical device and technology companies could hurt Genzyme Biosurgery's performance.

        The human health care products and services industry is extremely competitive. Major medical device and technology companies compete or may compete with Genzyme Biosurgery. These include such companies as:

  •
  Atrium Medical Corporation and a division of Tyco International, Ltd., in the cardiovascular fluid management market;
  •
  Ethicon Inc., a Johnson & Johnson company, and U.S. Surgical Corporation, a division of Tyco, in the cardiovascular closure market;
  •
  CardioThoracic Systems, Inc., Medtronic, Inc., U.S. Surgical, Guidant Corporation and Ethicon in the minimally invasive cardiovascular surgery market;
  •
  Ethicon, Lifecore Biomedical, Inc., Life Medical Sciences, Inc. and Gliatech, Inc. in the anti-adhesion market; and
  •
  Fidia S.p.A., Q-Med AB, Sanofi and OrthoLogic Corp., Anika Therapeutics, Inc., Seikagiku Corporation, Bio-Technology General Corp. and Smith & Nephew in the viscosupplementation product market.

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

        The current trend among hospitals and other significant consumers of surgical devices is to combine into larger purchasing groups to increase their purchasing power and thus reduce their purchase prices for surgical devices. Partly in response to this development, surgical device manufacturers have been consolidating to be able to offer more comprehensive product lines to these larger purchasing groups. In order to market successfully its products to larger purchasing groups, Genzyme Biosurgery may have to expand its product lines or enter into joint marketing or distribution agreements with other manufacturers of surgical devices. We cannot guarantee that Genzyme Biosurgery will be able to employ either of these initiatives or that, when employed, these initiatives will increase the marketability of its products.

GBS-30

GENZYME BIOSURGERY
A Division of Genzyme Corporation
Combined Statements of Operations

	For the Years Ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Revenues:
Net product sales	$215,028	$211,523	$121,870
Net service sales	24,770	23,614	23,321
Revenues from research and development contracts	285	5	23

Total revenue	240,083	235,142	145,214

Operating costs and expenses:
Cost of products sold	95,975	113,250	69,489
Cost of services sold	14,297	12,733	12,298
Selling, general and administrative	106,950	122,020	92,238
Research and development (including research and development related to contracts)	52,336	47,159	37,000
Amortization of intangibles	31,280	46,828	7,096
Purchase of in-process research and development	1,879	—	82,143
Charge for impaired assets	8,958	—	4,321

Total operating costs and expenses	311,675	341,990	304,585

Operating loss	(71,592)	(106,848)	(159,371)

Other income (expenses):
Equity in net loss of unconsolidated affiliates	—	(1,316)	—
Loss on sale of investment in equity securities	—	—	(7,300)
Loss on sale of product line	—	(24,999)	—
Other	192	124	(15)
Investment income	1,303	1,753	5,833
Interest expense	(9,225)	(13,884)	(1,364)

Total other income (expenses)	(7,730)	(38,322)	(2,846)

Division net loss before cumulative effect of change in accounting for goodwill	(79,322)	(145,170)	(162,217)
Cumulative effect of change in accounting for goodwill	(98,270)	—	—

Division net loss	$(177,592)	$(145,170)	$(162,217)

Comprehensive loss, net of tax:
Division net loss	$(177,592)	$(145,170)	$(162,217)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(5,306)	979	(332)
Unrealized gains (losses) on securities:
Unrealized gains (losses) arising during the period, net	—	97	(5,558)
Reclassification adjustment for losses included in division net loss	—	—	7,300

Other comprehensive income	(5,306)	1,076	1,410

Comprehensive loss	$(182,898)	$(144,094)	$(160,807)

The accompanying notes are an integral part of these combined financial statements.

GBS-31

GENZYME BIOSURGERY
A Division of Genzyme Corporation
Combined Balance Sheets

	December 31,
	2002	2001
	(Amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$32,747	$38,623
Accounts receivable, net	35,594	38,293
Inventories	42,413	43,545
Prepaid expenses and other current assets	2,015	2,734

Total current assets	112,769	123,195
Property, plant and equipment, net	52,582	53,794
Goodwill, net	110,376	209,596
Other intangible assets, net	282,817	315,582
Other noncurrent assets	2,248	2,504

Total assets	$560,792	$704,671

LIABILITIES AND DIVISION EQUITY
Current liabilities:
Accounts payable	$8,480	$7,835
Accrued expenses	23,665	25,142
Due to Genzyme General	32,641	25,192
Deferred revenue	1,126	—
Current portion of long-term debt, convertible notes and capital lease obligations	294,724	905

Total current liabilities	360,636	59,074
Due to Genzyme General—noncurrent	9,390	4,321
Long-term debt and capital lease obligations	—	234,724
Convertible notes	—	10,000
Deferred revenue-noncurrent	1,771	—
Other noncurrent liabilities	2,772	2,098

Total liabilities	374,569	310,217

Commitments and contingencies (Notes K, M, O)
Division equity	186,223	394,454

Total liabilities and division equity	$560,792	$704,671

The accompanying notes are an integral part of these combined financial statements.

GBS-32

GENZYME BIOSURGERY
A Division of Genzyme Corporation
Combined Statements of Cash Flows

	For the Years Ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Cash Flows from Operating Activities:
Division net loss	$(177,592)	$(145,170)	$(162,217)
Reconciliation of division net loss to net cash used in operating activities:
Depreciation and amortization	37,886	60,931	11,622
Non-cash compensation expense	—	66	—
Provision for bad debts	1,081	701	1,359
Charge for purchases of in-process research and development	1,879	—	82,143
Charge for impaired assets	8,958	—	4,321
Loss on investment in equity securities	—	—	7,300
Equity in net loss of unconsolidated affiliates	—	1,316	—
Loss on sale of product line	—	24,999	—
Other	(345)	25	2,737
Cumulative effect of change in accounting for goodwill	98,270	—	—
Increase (decrease) in cash from working capital changes:
Accounts receivable	2,797	(361)	(6,904)
Inventories	2,424	13,097	(7,561)
Prepaid expenses and other current assets	768	6,502	(1,178)
Accounts payable and accrued expenses	(2,803)	(17,118)	6,975
Due to Genzyme General	3,390	10,868	6,585

Cash flows from operating activities	(23,287)	(44,144)	(54,818)

Cash Flows from Investing Activities:
Purchases of investments	—	—	(96,456)
Sales and maturities of investments	—	—	198,593
Purchase of equity securities	—	(5,000)	(5,000)
Purchases of property, plant and equipment	(5,477)	(12,874)	(2,850)
Sales of property, plant and equipment	—	1,047	26
Proceeds from sale of product line	—	15,862	—
Acquisitions, net of acquired cash	—	(23,805)	(196,284)
Other	(204)	(2,554)	(11,554)

Cash flows from investing activities	(5,681)	(27,324)	(113,525)

Cash Flows from Financing Activities:
Allocated proceeds from issuance of Biosurgery Stock	939	1,562	299
Allocated proceeds from issuance of Surgical Products Stock	—	—	910
Allocated proceeds from issuance of Tissue Repair Stock	—	—	797
Proceeds from draw on credit facility	50,000	17,000	200,000
Payments of debt and capital lease obligations	(904)	(1,765)	—
Payment of NeuroCell joint venture refund to Genzyme General	(27,063)	—	—
Net cash allocated from Genzyme General	—	11,993	9,910
Bank overdraft	(1,194)	443	2,783
Payments received for notes receivable from stockholders	182	2,841	—
Other	2,501	81	(54)

Cash flows from financing activities	24,461	32,155	214,645
Effect of exchange rate changes on cash	(1,369)	(227)	(185)

Increase (decrease) in cash and cash equivalents	(5,876)	(39,540)	46,117
Cash and cash equivalents at beginning of period	38,623	78,163	32,046

Cash and cash equivalents at end of period	$32,747	$38,623	$78,163

Supplemental disclosures of cash flows:
Cash paid during the year for:
Interest	$9,195	$11,916	$1,620
Supplemental disclosures of non-cash transactions:
Acquisitions—Note D.
Disposition of Assets—Note E.
Property, plant and equipment—Note H.

GBS-33

        In conjunction with the acquisitions of Focal, Biomatrix and GDP, we assumed the following assets and liabilities, which were allocated to Genzyme Biosurgery:

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

GBS-34

GENZYME BIOSURGERY
A Division of Genzyme Corporation

Notes to Combined Financial Statements

NOTE A.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

        Genzyme Biosurgery is our operating division that develops and markets biotherapeutic and biomaterial products, with an emphasis on orthopaedics, heart disease and broader surgical applications.

        In December 2000, we acquired Biomatrix, Inc., a publicly-held company engaged in the development and manufacture of viscoelastic biomaterials for use in orthopaedic and other medical applications, for an aggregate purchase price of $482.4 million. We accounted for the acquisition as a purchase and allocated it to Genzyme Biosurgery. Immediately prior to the acquisition, we combined two of our operating divisions, Genzyme Surgical Products and Genzyme Tissue Repair, to form a new division called Genzyme Biosurgery. We allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery. The combination of Genzyme Surgical Products and Genzyme Tissue Repair to form Genzyme Biosurgery did not result in any adjustments to the book values of the net assets of the divisions because they remained divisions of the same corporation. We present the financial statements of Genzyme Biosurgery as though the divisions had been combined for all periods presented, and include the operations of Biomatrix from December 18, 2000, the date of acquisition.

        In connection with the formation of Genzyme Biosurgery, we created Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock". Biosurgery Stock is designed to track the performance of our Genzyme Biosurgery division. We converted each outstanding share of Surgical Products Stock into 0.6060 of a share of Biosurgery Stock, and each outstanding share of Tissue Repair Stock into 0.3352 of a share of Biosurgery Stock. We converted all outstanding options to purchase Surgical Products Stock and Tissue Repair Stock into options to purchase Biosurgery Stock at the applicable conversion rate.

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

        We prepare the combined financial statements of Genzyme Biosurgery in accordance with accounting principles generally accepted in the U.S. We present financial information and accounting policies specific to Genzyme Biosurgery in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read our consolidated financial statements in conjunction with the combined financial statements of Genzyme Biosurgery. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains a summary of our accounting policies. We incorporate that information into this note by reference.

GBS-35

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

        To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Biosurgery Stock is defined in our charter as the net income or loss of Genzyme Biosurgery determined in accordance with accounting principles generally accepted in the U.S. and as adjusted for tax benefits allocated to or from Genzyme Biosurgery in accordance with our management and accounting policies. Our charter also requires that all income and expenses of Genzyme be allocated among the divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock, combine existing tracking stocks, or change our earnings allocation methodology. Because the earnings allocated to Biosurgery Stock are based on the income or losses attributable to Genzyme Biosurgery, we include financial statements and management's discussion and analysis of Genzyme Biosurgery to aid investors in evaluating its performance.

GBS-36

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

Allocation Policy

        Our charter sets forth what operations and assets are initially allocated to Genzyme Biosurgery and states that going forward the division will also include all businesses, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between Genzyme Biosurgery and our other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

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

  •
  proportionate usage—costs incurred which benefit more that one division are allocated based on management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or

GBS-37

  •
  board directed—programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. The board of directors also allocates long-term debt and strategic investments.

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

Principles of Combination

        Genzyme Biosurgery uses the equity method to account for investments in entities in which we have a substantial ownership interest (20% to 50%), or over which we exert significant influence. Genzyme Biosurgery's combined division net loss includes our share of the earnings of these entities.

Translation of Foreign Currencies

        Genzyme Biosurgery translates the financial statements of its foreign subsidiaries from local currency into U.S. dollars using:

  •
  the current exchange rate at each balance sheet date for assets and liabilities;

  •
  the average exchange rate prevailing during each period for revenues and expenses; and

  •
  the historical exchange rate for investments in its foreign subsidiaries.

Genzyme Biosurgery considers the local currency for all of its foreign subsidiaries to be the functional currency for that subsidiary. As a result, Genzyme Biosurgery included translation adjustments net of tax for these subsidiaries in division equity. Genzyme Biosurgery also records as a charge or credit to division equity, exchange gains and losses on intercompany balances that are of a long-term investment nature. Genzyme Biosurgery's division equity includes net cumulative foreign currency charges of $(4.7) million at December 31, 2002 and net cumulative foreign currency credits of $0.6 million at December 31, 2001.

        Gains and losses on all other foreign currency transactions are included in Genzyme Biosurgery's results of operations.

Revenue Recognition

        We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, title and risk of loss have passed to the customer and collection from the customer is reasonably assured. We recognize revenue from service sales, such as Carticel® chondrocyte services, when we have finished providing the service. We recognize revenue from contracts to perform research and development services and selling and marketing services over the term of the applicable contract and as we complete our obligations under that contract. We recognize non-refundable, up-front license fees over the related performance period or at the time we have no remaining performance obligations.

GBS-38

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

        We receive royalties related to the manufacture, sale or use of its products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, we recognize revenue based on estimates of royalties earned during the applicable period and adjusts for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, we recognize revenue upon receipt of royalty statements from the licensee.

        We record allowances for product returns, rebates payable to Medicaid, managed care organizations, or customers and sales discounts. These allowances are recorded as reductions of revenue at the time product sales are recorded. These amounts include the amount of product in the distribution channel and the percent of product end-users covered by Medicaid or managed care organizations. We record consideration paid to a customer or reseller of our products as a reduction of revenue unless we receive an identifiable and separable benefit for the consideration, and we can reasonably estimate the fair value of the benefit received. If both conditions are met, we record the consideration paid to the customer as an expense.

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

GBS-39

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

        In accordance with the disclosure requirements of SFAS No. 148, the following table sets forth Genzyme Biosurgery's net loss data as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS No. 123 as amended, based on the fair value at the grant dates of the awards.

	For the Years Ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Division net loss:
As reported	$(177,592)	$(145,170)	$(162,217)
Deduct: pro forma stock-based compensation included in as-reported, net of tax	—	42	—
Add: stock-based compensation, net of tax	(6,757)	(9,119)	(4,406)

Pro forma	$(184,349)	$(154,247)	$(166,623)

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

GBS-40

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

GBS-41

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

  •
  We charge the manufacturing of goods and performance of services by one division exclusively for another division to the division for which it is performed on a cost basis. We allocate direct

GBS-42

    labor and indirect costs in reasonable and consistent manners based on the benefit received by a division of related goods and services.

  •
  Other than transactions involving research and development, manufacturing, distribution, sales, marketing, general and administrative services, which are addressed above, all interdivisional transactions are performed on terms and conditions obtainable in arm's length transactions with third parties.

  •
  Each division bills the other division on a monthly basis for the services and costs incurred on the other division's behalf. Payment by the other division is due within 45 days. To the extent asset impairment charges are recorded by a division and allocated to another division in accordance with the allocation policies described in Note A, "Significant Accounting Policies," payment of such charge is to be made monthly by the other division in an amount equal to the monthly depreciation or amortization that would have been allocated to the other division using the assets original useful life.

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

        On December 31, 2002, Genzyme Biosurgery owed Genzyme General approximately $42.0 million in connection with these services and transactions. On December 31, 2001, approximately $29.5 million was owed.

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

GBS-43

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

Focal

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

GBS-44

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

GBS-45

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

GBS-46

        Prior to the acquisition, Biomatrix sold 744,000 shares of its common stock to certain of its employees, directors and consultants in exchange for ten-year, full recourse promissory notes. The notes accrue interest at rates ranging from 5.30% to 7.18% and mature at various dates from May 2007 through September 2009, upon which all outstanding principal and accrued interest becomes payable. As a result of the acquisition, these shares were converted into 532,853 shares of Biosurgery Stock and we recorded $14.8 million of outstanding principal and accrued interest to division equity because the notes were received in exchange for the issuance of stock.

        At the date of acquisition, we began to implement plans for certain exit and integration activities including workforce reductions and the closure of Biomatrix's Canadian facility. Accordingly, we recorded liabilities of $6.7 million for severance and related integration costs and assigned to Biomatrix's Canadian facility a value equal to the amount we estimated that we would obtain upon disposal or sale. In 2002 and 2001, we recorded adjustments to and charges against the restructuring reserve as follows (amounts in thousands):

Liabilities for exit activities and integration recorded at acquisition	$6,716
Payments in 2000	(746)

Balance at December 31, 2000	5,970

Additional reserve recorded in 2001	1,500
Payments in 2001	(5,891)

Balance at December 31, 2001	1,579

Payments in 2002	(1,674)
Revision of estimate	95

Balance at December 31, 2002	$—

        In October 2001, we completed the sale of the Canadian facility for net proceeds of approximately $1.0 million, which we allocated to Genzyme Biosurgery. We adjusted the allocated fair value of the Canadian facility to equal the proceeds of the disposal.

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

GBS-47

research and development was the amount attributable to the efforts of Biomatrix up to the time of acquisition. This amount was estimated through application of the "stage of completion" calculation, which involves multiplying total estimated revenue for IPR&D by the percentage of completion of each purchased research and development project at the time of acquisition.

        The significant assumptions underlying the valuations included potential revenues, costs of completion, the timing of product approvals and the selection of appropriate probability of success and discount rate. None of Biomatrix's IPR&D projects had reached technological feasibility at the date of acquisition nor did they have any alternative future use. Consequently, in accordance with accounting principles generally accepted in the U.S. the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery for the year ended December 31, 2000. Genzyme Biosurgery is amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 1.5 years to 11 years. As of December 31, 2002, except for our viscosupplementation product for the hip launched in Europe in 2002, the technological feasibility of the acquired programs and technology platforms had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Unaudited Pro Forma Financial Summary

        The following unaudited pro forma financial summary is presented as if the acquisitions of Biomatrix and Focal were completed as of January 1, 2001 and 2000. The unaudited pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisitions been consummated at those dates, or of the future operations of the combined entities. Material nonrecurring charges related to these acquisitions, such as the acquired IPR&D charges of $82.1 million related to our Biomatrix acquisition, are not reflected in the following unaudited pro forma financial summary:

	For the Years Ended December 31,
	2001	2000
	(Unaudited, amounts in thousands)
Total revenues	$235,289	$221,103
Division net loss	(152,648)	(142,547)

NOTE E.    DISPOSITION OF ASSETS

        In November 2001, we sold our Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery for $15.9 million in net cash, which was allocated to Genzyme Biosurgery. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a net carrying value of approximately $41 million, at the time of the sale. Genzyme Biosurgery recorded a loss of $25.0 million in connection with this sale.

GBS-48

NOTE F.    ACCOUNTS RECEIVABLE

        Genzyme Biosurgery's trade receivables primarily represent amounts due from distributors and healthcare service providers. Genzyme Biosurgery performs credit evaluations of its customers on an ongoing basis and generally does not require collateral. Genzyme Biosurgery states accounts receivable at fair value after reflecting an allowance for doubtful accounts. This allowance was $2.4 million at December 31, 2002 and $1.9 million at December 31, 2001.

NOTE G.    INVENTORIES

	December 31,
	2002	2001
	(Amounts in thousands)
Raw materials	$11,817	$13,301
Work-in-process	8,833	11,517
Finished products	21,763	18,727

Total inventory	$42,413	$43,545

NOTE H.    PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2002	2001
	(Amounts in thousands)
Plant and equipment	$34,487	$32,221
Land and buildings	39,525	38,891
Leasehold improvements	2,826	2,720
Furniture and fixtures	7,348	7,001
Construction-in-progress	1,932	1,112

	86,118	81,945
Less accumulated depreciation	(33,536)	(28,151)

Property, plant and equipment, net	$52,582	$53,794

        Genzyme Biosurgery's depreciation expense was $6.6 million in 2002, $14.1 million in 2001, and $4.3 million in 2000.

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

GBS-49

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

NOTE I.    GOODWILL AND OTHER INTANGIBLE ASSETS

        In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and thus has been adopted by Genzyme Biosurgery effective at the beginning of fiscal year 2002.

  Goodwill

        Effective January 1, 2002, Genzyme Biosurgery adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. Unlike SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," goodwill impairment tests performed under SFAS No. 142 do not involve an initial test comparing the projected undiscounted cash flows to the carrying amount of goodwill. Instead, SFAS No. 142 requires that goodwill be tested using a two-step process. The first step compares the fair value of the reporting unit with the unit's carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, the unit's goodwill may be impaired, and the second step must be completed to measure the amount of the goodwill impairment charge, if any. In the second step, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount is greater than the implied fair value, the carrying value of the goodwill must be written down to its implied fair value. Effective January 1, 2002, we reclassified $1.8 million of acquired workforce intangible assets previously classified as other intangible assets, net of related deferred tax liabilities, to goodwill as required by SFAS No. 142.

        In November 2001, we sold our Snowden-Pencer line of surgical instruments, a component of Genzyme Biosurgery's Biosurgical Specialties reporting segment, and recorded a loss of $25.0 million, which we allocated to Genzyme Biosurgery. Our subsequent test of the remaining long-lived assets related to the remaining products of our surgical instruments and medical devices business line, which make up the majority of Genzyme Biosurgery's cardiothoracic reporting unit, under SFAS No. 121, did not indicate an impairment based on the undiscounted cash flows of the business. However, the impairment analysis indicated that goodwill allocated to Genzyme Biosurgery's cardiothoracic reporting unit would be impaired if the analysis was done using discounted cash flows, as required by SFAS No. 142. Therefore, upon adoption of SFAS No. 142, we tested the goodwill of Genzyme Biosurgery's cardiothoracic reporting unit in accordance with the transitional provisions of that standard, using the

GBS-50

present value of expected future cash flows to estimate the fair value of this reporting unit. We recorded an impairment charge of $98.3 million, which we reflected as a cumulative effect of a change in accounting for goodwill in our consolidated statements of operations and the combined statements of operations for the year ended December 31, 2002.

        We completed the transitional and annual impairment tests for the $110.4 million of net goodwill related to Genzyme Biosurgery's other reporting units during 2002 as provided by SFAS No. 142, and determined that no additional impairment charges were required. We are required to perform impairment tests under SFAS No. 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable.

        The following table contains the changes in net goodwill attributable to Genzyme Biosurgery's reporting segments during 2002 (amounts in thousands):

	As of December 31, 2001	Adjustments	Impairments	As of December 31, 2002
Goodwill:
Orthopaedics(1)	$114,760	$(903)	$—	$113,857
Biosurgical Specialties	8,414	—	—	8,414
Cardiothoracic(2,3)	113,447	412	(113,859)	—

Total	236,621	(491)	(113,859)	122,271
Accumulated Amortization	(27,025)	(459)	15,589	(11,895)

Goodwill, net	$209,596	$(950)	$(98,270)	$110,376

(1)
Adjustments for the Orthopaedics reporting segment include:

•
$1.4 million of workforce intangible assets previously classified as other intangible assets, net of related deferred tax benefits, resulting from our acquisition of Biomatrix reclassified as required by SFAS No. 142; and

•
$(2.3) million resulting from a reclassification adjustment related to our acquisition of Biomatrix.

(2)
Adjustments for the Cardiothoracic reporting segment represent workforce intangible assets previously classified as other intangible assets, net of related deferred tax benefits, resulting from our acquisition of Focal, reclassified as required by the provisions of SFAS No. 142.

(3)
Impairment for the Orthopaedic reporting segment represents the impairment charge recorded by Genzyme Biosurgery in accordance with the transitional provisions of SFAS No. 142, related to the goodwill allocated to its cardiothoracic reporting unit.

GBS-51

  Other Intangible Assets

        The following table contains information on other intangible assets allocated to Genzyme Biosurgery for the periods presented (amounts in thousands):

	As of December 31, 2002			As of December 31, 2001
	Gross Other Intangible Assets	Accumulated Amortization	Net Other Intangible Assets	Gross Other Intangible Assets	Accumulated Amortization	Net Other Intangible Assets
Technology	$173,379	$(31,928)	$141,451	$173,379	$(16,123)	$157,256
Patents	79,423	(20,151)	59,272	79,423	(12,769)	66,654
Trademarks	85,228	(15,055)	70,173	85,228	(9,504)	75,724
License fees	890	(147)	743	385	(45)	340
Distribution agreement	13,950	(3,550)	10,400	13,950	(1,807)	12,143
Other	2,197	(1,419)	778	4,626	(1,161)	3,465

Total	$355,067	$(72,250)	$282,817	$356,991	$(41,409)	$315,582

        All of Genzyme Biosurgery's other intangible assets are amortized over their estimated useful lives, which range from 1.5 years to 40 years. Total amortization expense for Genzyme Biosurgery's other intangible assets was:

  •
  $31.3 million for the year ended December 31, 2002;

  •
  $31.3 million for the year ended December 31, 2001; and

  •
  $3.2 million for the year ended December 31, 2000.

        The estimated future amortization expense for other intangible assets allocated to Genzyme Biosurgery for the five succeeding fiscal years is as follows (amounts in thousands):

Year Ended December 31,	Estimated Amortization Expense
2003	$31,136
2004	30,788
2005	30,361
2006	30,225
2007	30,158

GBS-52

  Adjusted Net Loss

        The following tables present the impact SFAS No. 142 would have had on Genzyme Biosurgery's amortization of intangibles expense and division net loss had the standard been in effect for the years ended December 31, 2001 and 2000 (amounts in thousands):

	Year Ended December 31, 2001			Year Ended December 31, 2000
	As Reported	Goodwill Amortization Adjustment	As Adjusted	As Reported	Goodwill Amortization Adjustment	As Adjusted
Amortization of intangibles	$46,828	$(15,521)	$31,307	$7,096	$(3,894)	$3,202
Division net income (loss)	(145,170)	15,521	(129,649)	(162,217)	3,894	(158,323)

NOTE J. INVESTMENTS

        Investments in marketable securities consisted of the following:

	December 31,
	2002		2001
	Cost	Market Value	Cost	Market Value
	(Amounts in thousands)
Cash equivalents(1):
Money market fund(2)	$24,453	$24,453	$33,838	$33,838

(1)
Cash equivalents are included as part of cash and cash equivalents on our balance sheets.

(2)
Genzyme Biosurgery's investments in money market funds have initial maturities of three months or less.

        Genzyme Biosurgery records gross unrealized holding gains and losses in division equity. Genzyme Biosurgery did not record any such amounts in 2002 and 2001.

        Note J., "Investments in Marketable Securities and Strategic Equity Investments," to our consolidated financial statements contains information regarding Genzyme Biosurgery's equity investment in Focal. We incorporate that information into this note by reference

NOTE K. NEUROCELL JOINT VENTURE REFUND

        Diacrin/Genzyme LLC, our joint venture with Diacrin, Inc. did not initiate a phase 3 clinical trial of NeuroCell-PD for Parkinson's disease by June 30, 2001. Because a phase 3 trial of the product was not initiated by June 30, 2001, Genzyme General had the right to elect to receive a refund of $20.0 million of the $25.0 million Genzyme Biosurgery received from Genzyme General in connection with the transfer to Genzyme General of Genzyme Biosurgery's interest in the joint venture plus accrued interest thereon at a rate of 13.5% per annum. On August 2, 2001, Genzyme Biosurgery received notification from Genzyme General of its election to receive the refund. Genzyme Biosurgery could pay the refund amount in cash, Biosurgery designated shares or both. The refund was due and payable within 90 days after Genzyme Biosurgery received the notice from Genzyme General. Genzyme

GBS-53

General and Genzyme Biosurgery agreed to extend Genzyme Biosurgery's deadline to refund the $20.0 million to February 1, 2002. In February 2002, Genzyme Biosurgery paid $27.1 million to Genzyme General, representing the $20.0 million plus accrued interest.

NOTE L. ACCRUED EXPENSES

	December 31,
	2002	2001
	(Amounts in thousands)
Compensation	$9,419	$11,507
Bank overdrafts	2,032	2,330
Royalties	2,681	4,522
Other	9,533	6,783

Total	$23,665	$25,142

NOTE M. LONG-TERM DEBT AND LEASES

        Our long-term debt and capital lease obligations consist of the following:

	December 31,
	2002	2001
	(Amounts in thousands)
Revolving credit facility maturing in December 2003	$284,000	$234,000
6.9% convertible subordinated note due in May 2003	10,000	10,000
Capital leases	724	1,629

	294,724	245,629
Less current portion	(294,724)	(905)

Total	$—	$244,724

        Note M., "Long Term Debt and Leases," to our consolidated financial statements contains information regarding our:

  •
  revolving credit facility;

  •
  6.9% convertible subordinated note; and

  •
  capital leases resulting from the acquisitions of Biomatrix and Focal.

        We incorporate that information into this note by reference.

Operating Leases

        In July 2002, we entered into an agreement to lease 61,101 square feet of additional office space in Cambridge, Massachusetts. We allocate the future minimum lease payments under this lease 50% to Genzyme Biosurgery and 50% to Genzyme General based upon our current assessment of the long-term occupancy ratio for this location. The term of the lease is seven years with rent payable

GBS-54

monthly in advance commencing on October 1, 2002. Remaining fixed rent payments during the term of the lease are as follows (amounts in thousands):

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

        Genzyme Biosurgery leases facilities and personal property under operating leases with terms in excess of one year. Genzyme Biosurgery's total expense under operating leases was (amounts in millions):

For the Years Ended December 31,
2002	2001	2000
$3.1	$3.3	$2.7

        Over the next five years, Genzyme Biosurgery will be required to repay the following amounts under operating leases (amounts in millions):

2003	2004	2005	2006	2007	After 2007
$4.7	$4.4	$4.2	$4.2	$2.0	$4.2

GBS-55

NOTE N. DIVISION EQUITY

        The following table contains the components of division equity for Genzyme Biosurgery for the periods presented:

	December 31,
	2002	2001	2000
	(Amounts in thousands)
Balance at beginning of period	$394,454	$511,106	$350,463
Division net loss	(177,592)	(145,170)	(162,217)
Allocated tax benefits	9,706	18,189	448
Allocation of proceeds from issuance of Biosurgery Stock under stock plans	939	1,555	298
Allocation of proceeds from issuance of Tissue Repair Stock under stock plans	—	—	798
Allocation of proceeds from issuance of Surgical Products Stock under stock plans	—	—	910
Allocation of cash from Genzyme General to Genzyme Biosurgery for Biosurgery designated shares(1)	—	12,000	—
Allocation of cash from Genzyme General to Genzyme Tissue Repair for Tissue Repair designated shares(1)	—	—	9,910
NeuroCell joint venture refund to Genzyme General	(27,063)	—	—
Allocated value of Biosurgery Stock issued upon acquisition of Myosix	1,588	—	—
Allocated value of Biosurgery Stock issued upon acquisition of Focal	—	9,801	—
Allocated value of Biosurgery Stock issued upon acquisition of Biomatrix	—	—	217,895
Tax benefit related to acquisition	—	1,774	107,044
Amortization of deferred tax liabilities	(9,706)	(18,189)	—
Notes receivable from stockholders	—	(535)	(14,760)
Payment and write off of Focal notes receivable	369	72	—
Payment of Biomatrix notes receivable	—	2,769	—
Accrued interest receivable on Biomatrix notes	(613)	—	—
Accrued interest receivable on Focal notes	(9)	—	—
Allocated stock compensation expense	—	66	—
Conversion of 5 1/4% convertible notes	—	7	—
Issuance of Tissue Repair Stock in connection with research programs	—	—	289
Allocated cumulative translation adjustments	(5,306)	979	(332)
Other allocated equity adjustments	(544)	30	360

Balance at end of period	$186,223	$394,454	$511,106

(1)
Biosurgery designated shares are shares of Biosurgery Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Biosurgery. As of December 31, 2002, there were approximately 3.2 million Biosurgery designated shares.

GBS-56

        As a result of recording a deferred tax liability related to the purchase of Biomatrix, Genzyme Biosurgery released a corresponding deferred tax asset valuation allowance totaling $107.0 million. This reversal was recorded to division equity.

Stock Compensation Plans

        The disclosure regarding how we account for our four stock-based compensation plans: the 1997 Equity Incentive Plan, the 2001 Equity Incentive Plan, the 1998 Director Stock Option Plan (each of which are stock option plans) and the 1999 Employee Stock Purchase Plan is included in Note A., "Significant Accounting Policies—Accounting for Stock-Based Compensation," to Genzyme Biosurgery's combined financial statements.

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
  In 2002—None.

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

Guarantees

        In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FIN 34." The adoption of FIN 45 did not have a material effect on our consolidated financial statements or the combined financial statements of Genzyme Biosurgery for the year ended December 31, 2002. For more information, we suggest you read Note O., "Other Commitments and Contingencies," to our consolidated financial statements. We incorporate that information into this note by reference.

GBS-57

NOTE P. COLLABORATION WITH MYOSIX

        In July 2002, we entered into a collaboration with Myosix, a privately-held French biotechnology company, for the development and commercialization of a certain autologous cell culture technology, which we refer to as the Myosix Technology. The Myosix Technology was developed by the founders of Myosix with funding from the AP-HP, which owns and exclusively licenses the Myosix Technology and related patents to Myosix. In connection with the collaboration, we entered into several agreements with Myosix, including an equity purchase agreement, all effective July 29, 2002. Pursuant to the terms of the equity purchase agreement, we acquired 49% of the common stock of Myosix in exchange for 625,977 shares of Biosurgery Stock. The entire initial acquisition cost of $1.9 million, of which $1.6 million represents the fair market value of the shares of Biosurgery Stock exchanged and $0.3 million represents acquisition costs, was allocated to IPR&D and charged to expense in our consolidated statement of operations and the combined statements of operations of Genzyme Biosurgery for the year ended December 31, 2002. We allocated this charge and our ownership interest in Myosix to Genzyme Biosurgery.

        The sublicense that we obtained from Myosix grants us use of the Myosix Technology for the treatment of congestive heart failure. As of July 29, 2002, the date of acquisition, phase 1 clinical testing had been completed with funding from the AP-HP. Phase 2 clinical trials commenced in December 2002, and FDA approval for cardiac cell therapy is projected for 2009. As of December 31, 2002, the Myosix Technology has not achieved technological feasibility for any application and will require significant future development before an application can be completed.

        Pursuant to the terms of our various collaboration agreements with Myosix, we have sole responsibility for the cost, management, control and conduct of product development and commercialization, though we have entered into an agreement with AP-HP that obligates AP-HP to bear a portion of the costs associated with Phase 2 clinical trials. Myosix will act as sub-contractor to us for these activities. We currently have the right to designate all of the members of Myosix's Board of Directors and, so long as we own at least 34% of Myosix, its Chief Executive Officer. We can acquire the remaining shares of Myosix common stock upon achievement of certain milestones during the development and commercialization of products based on the Myosix Technology. Effective July 29, 2002, because of our ownership interest in and level of control of Myosix, we consolidate the results of Myosix.

GBS-58

NOTE Q. INCOME TAXES

        Genzyme Biosurgery's provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	For the Years Ended December 31,
	2002	2001	2000
Tax provision (benefit) at U.S. statutory rate	(35.0)%	(35.0)%	(35.0)%
State taxes, net	(1.7)	(1.3)	(1.0)
Benefit of tax credits	(0.1)	—	—
Nondeductible amortization	—	3.2	0.9
Other, net	0.4	0.3	0.2
Charge for purchase of in-process research and development	0.8	—	17.7
Write-off of non-deductible goodwill	—	3.6	—
Deductions subject to deferred tax valuation	35.6	29.2	17.2

Effective tax rate	0.0%	0.0%	0.0%

        The components of net deferred tax assets are described in the following table:

	December 31,
	2002	2001
	(Amounts in thousands)
Deferred tax assets:
Net operating loss carryforwards	$168,450	$151,970
Tax credits	2,491	2,414
Inventory	8,920	9,611
Reserves and other	2,511	4,431

Gross deferred tax asset	182,372	168,426
Valuation allowance	(102,463)	(73,733)

Net deferred tax asset	$79,909	$94,693
Deferred tax liabilities:
Intangible amortization	$(77,814)	$(92,430)
Depreciable assets	(2,095)	(2,263)

Net deferred tax liabilities	$—	$—

        As a result of uncertainty surrounding our ability to realize certain tax benefits that primarily relate to operating loss carryforwards and capital losses from the purchase of IPR&D, we placed a valuation allowance of $102.5 million in 2002 and $73.7 million in 2001 against otherwise recognizable deferred tax assets.

        As Genzyme Biosurgery recognizes these deferred tax assets in accordance with accounting principles generally accepted in the U.S., the benefits of those assets are reflected in its tax provision. However, the benefit of these deferred tax assets has previously been allocated to Genzyme General in accordance with our management and accounting policies, and will be reflected as a reduction of

GBS-59

Genzyme Biosurgery's net income (loss) to determine net income (loss) attributable to Biosurgery Stock.

NOTE R. BENEFIT PLANS

        Note Q., "Benefit Plans", to our consolidated financial statements contains information regarding our 401(k) and other pension plans. We incorporate that information into this note by reference.

        We have a U.S. defined benefit plan for the former employees of Deknatel Snowden Pencer, Inc. which was frozen as of December 31, 1995 and which is fully funded as of December 31, 2002.

NOTE S. SEGMENT INFORMATION

        In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", we present segment information in a manner consistent with the method we use to report this information to our management. Applying SFAS No. 131, Genzyme Biosurgery has three reportable segments:

  •
  Orthopaedics, which includes Synvisc viscosupplementation product and Carticel chondrocytes;

  •
  Biosurgical Specialties, which includes biomaterial products for the general, plastic and cardiovascular surgery markets, including the Sepra products and Epicel skin grafts; and

  •
  Cardiothoracic, which includes chest drainage systems, lung sealants, and instruments and closures used in coronary artery bypass, valve replacement, lung and other cardiothoracic surgeries.

GBS-60

        We have provided information concerning the operations in these reportable segments in the following table:

	For the Years Ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Revenues(1):
Orthopaedics	$110,173	$101,790	$22,388
Biosurgical Specialties	57,893	64,229	46,397
Cardiothoracic(2)	71,732	69,118	76,406
Other(3)	285	5	23

Total	$240,083	$235,142	$145,214

Gross Profit(1):
Orthopaedics	$79,892	$59,884	$9,998
Biosurgical Specialties	27,063	15,995	22,870
Cardiothoracic(2)	22,571	33,275	30,536
Other(3)	285	5	23

Total	$129,811	$109,159	$63,427

(1)
In December 2000, we acquired Biomatrix. The results of operations of Biomatrix are included in the results of Genzyme Biosurgery from December 18, 2000, the date of acquisition.

(2)
In June 2001, we acquired Focal and allocated the acquisition to the Cardiothoracic reporting segment. The results of operations of Focal are included in the results of Genzyme Biosurgery beginning June 30, 2001, the date of acquisition.

(3)
The Other category includes revenue from Genzyme Biosurgery's research and development contracts which we do not allocate to a particular reporting segment of Genzyme Biosurgery.

Segment Assets

        Except for intangible assets, we do not allocate assets within Genzyme Biosurgery for purposes of segment information.

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

GBS-61

        The following table contains revenue information by geographic area:

	For the Years Ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Revenues:
U.S.	$173,799	$167,116	$109,132
Europe	41,219	45,351	24,589
Other	25,065	22,675	11,493

Total	$240,083	$235,142	$145,214

        Long-lived assets are primarily situated in the United States.

        Genzyme Biosurgery markets its products directly to physicians and hospitals. Genzyme Biosurgery also markets its products through distributors and had the following sales to three unaffiliated distributors:

	For the Years Ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Revenues:
Orthopaedics:
Distributor A	$76,346	$68,990	$—

Cardiothoracic:
Distributor B	5,975	10,060	17,579
Distributor C	9,752	5,096	9,888

Total	$92,073	$84,146	$27,467

GBS-62

NOTE T. QUARTERLY RESULTS (UNAUDITED)

	1st Quarter 2002	2nd Quarter 2002	3rd Quarter 2002	4th Quarter 2002(1)
	(Amounts in thousands)
Total revenue	$53,371	$62,863	$65,061	$58,788
Gross profit	25,783	33,521	36,917	33,590
Division net loss	(118,652)	(17,522)	(24,464)	(16,954)

	1st Quarter 2001	2nd Quarter 2001	3rd Quarter 2001	4th Quarter 2001
	(Amounts in thousands)
Total revenue	$54,156	$60,364	$63,219	$57,403
Gross profit	22,381	25,422	32,943	28,413
Division net loss	(35,327)	(37,608)	(21,525)	(50,710)

(1)
Includes a fourth quarter credit for the reversal of $1.3 million of amounts in excess of our actual severance costs for employees included in a plan of consolidation of Genzyme Biosurgery's European operations.

GBS-63

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Genzyme Corporation:

        In our opinion, the accompanying combined balance sheets and the related combined statements of operations and of cash flows present fairly, in all material respects, the financial position of Genzyme Biosurgery at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As more fully described in Note A to these combined financial statements, Genzyme Biosurgery is a division of Genzyme Corporation; accordingly, the combined financial statements of Genzyme Biosurgery should be read in conjunction with the audited consolidated financial statements of Genzyme Corporation and Subsidiaries.

        As discussed in Note I to these combined financial statements, the Company changed its method of accounting for goodwill in 2002.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 7, 2003

GBS-64