Form 10-K, Exhibit 13
period 2002-12-31
GENZYME CORP
filed 2003-03-31
CIK 732485

Use these links to rapidly review the document
FINANCIAL STATEMENTS GENZYME MOLECULAR ONCOLOGY A Division of Genzyme Corporation

EXHIBIT 13.4

FINANCIAL STATEMENTS
GENZYME MOLECULAR ONCOLOGY
A Division of Genzyme Corporation

Page No.
Combined Selected Financial Data	GMO-2
Management's Discussion and Analysis of Genzyme Molecular Oncology's Financial Condition and Results of Operations	GMO-4
Combined Statements of Operations for the Years Ended December 31, 2002, 2001 and 2000	GMO-17
Combined Balance Sheets as of December 31, 2002 and 2001	GMO-18
Combined Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000	GMO-19
Notes to Combined Financial Statements	GMO-20
Report of Independent Accountants	GMO-36

GMO-1

GENZYME MOLECULAR ONCOLOGY
A Division of Genzyme Corporation

Combined Selected Financial Data

        These selected financial data have been derived from the audited, combined financial statements of Genzyme Molecular Oncology. You should read the following information in conjunction with the audited financial statements and related notes of Genzyme Molecular Oncology and Genzyme contained elsewhere in this annual report. These selected financial data may not be indicative of Genzyme Molecular Oncology's future financial condition due to the risks and uncertainties described under the caption "Management's Discussion and Analysis of Genzyme Molecular Oncology's Financial Condition and Results of Operations—Factors Affecting Future Operating Results" included in this annual report.

        Genzyme Molecular Oncology is our operating division that is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

        A series of our common stock, Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock," is designed to reflect the value and track the performance of this division. Molecular Oncology Stock is common stock of Genzyme Corporation, not of Genzyme Molecular Oncology; Genzyme Molecular Oncology is a division, not a company or legal entity, and therefore does not and cannot issue stock. The chief mechanisms intended to cause Molecular Oncology Stock to "track" the performance of Genzyme Molecular Oncology are provisions in our charter governing dividends and distributions. These provisions factor the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock.

        To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Molecular Oncology Stock is defined in our charter as the net income or loss of Genzyme Molecular Oncology determined in accordance with accounting principles generally accepted in the U.S., and as adjusted for tax benefits allocated to or from Genzyme Molecular Oncology in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock, combine existing tracking stocks or change our earnings allocation methodology. Because the earnings allocated to Molecular Oncology Stock are based on the income or losses attributable to Genzyme Molecular Oncology, we provide financial statements and management's discussion and analysis of Genzyme Molecular Oncology to aid investors in evaluating its performance.

GMO-2

COMBINED STATEMENTS OF OPERATIONS DATA

	For the Years Ended December 31,
	2002	2001	2000	1999	1998
	(Amounts in thousands)
Revenues:
Service revenue	$300	$700	$—	$1,920	$2,229
Service revenue—related party	185	—	—	50	466
Revenue from research and development contracts	6,048	3,412	584	—	3,256
Revenue from research and development contracts—related party	—	—	—	496	2,177
Licensing revenue	2,819	2,302	4,936	2,125	11,275
Royalty revenue	37	148	151	28	4

Total revenues	9,389	6,562	5,671	4,619	19,407

Operating costs and expenses:
Cost of services sold	287	273	—	620	1,374
Cost of revenue from research and development contracts and licensing revenue	4,568	2,803	826	698	4,073
Selling, general and administrative	7,402	7,552	5,851	5,529	7,155
Research and development	21,557	26,540	18,908	15,997	12,743
Amortization of intangibles(1)	—	—	5,420	11,825	11,983

Total operating costs and expenses	33,814	37,168	31,005	34,669	37,328

Operating loss	(24,425)	(30,606)	(25,334)	(30,050)	(17,921)

Other income (expenses):
Equity in net loss of unconsolidated affiliate(2)	—	—	—	(1,870)	(1,647)
Investment income	791	945	1,211	469	782
Interest expense	(80)	(57)	(187)	(28)	(2,968)

Total other income (expenses)	711	888	1,024	(1,429)	(3,833)

Loss before income taxes	(23,714)	(29,718)	(24,310)	(31,479)	(21,754)
Tax benefit	—	—	1,214	2,647	2,647

Division net loss	$(23,714)	$(29,718)	$(23,096)	$(28,832)	$(19,107)

COMBINED BALANCE SHEET DATA

	December 31,
	2002	2001	2000	1999	1998
	(Amounts in thousands)
Cash and investments	$13,112	$41,135	$30,151	$3,587	$11,900
Working capital	3,528	28,807	22,100	(5,889)	9,189
Total assets	13,981	42,419	30,752	9,692	35,952
Division equity	3,554	26,813	19,526	(1,215)	23,364

(1)
SFAS No. 142, "Goodwill and Other Intangible Assets," which we adopted effective January 1, 2002, requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill for impairment and that other intangible assets be amortized over their useful lives unless these useful lives are determined to be indefinite. As of January 1, 2002, Genzyme Molecular Oncology had no goodwill or other intangible assets, therefore, adoption of SFAS No. 142 had no effect on its combined financial statements for the year ended December 31, 2002. Genzyme Molecular Oncology had no amortization expense in 2001. Amortization of intangibles in 2000 includes $2.2 million of goodwill amortization.

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

        We prepare the combined financial statements of Genzyme Molecular Oncology in accordance with accounting principles generally accepted in the U.S. We present financial information and accounting policies specific to Genzyme Molecular Oncology in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should, therefore, read our consolidated financial statements in conjunction with the combined financial statements of Genzyme Molecular Oncology. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains a summary of our accounting policies.

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

        To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Molecular Oncology Stock is defined in our charter as the net income or loss of Genzyme Molecular Oncology

GMO-4

determined in accordance with accounting principles generally accepted in the U.S. and as adjusted for tax benefits allocated to or from Genzyme Molecular Oncology in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock, combine existing tracking stocks or change our earnings allocation methodology. Because the earnings allocated to Molecular Oncology Stock are based on the income or losses attributable to Genzyme Molecular Oncology, we provide financial statements and management's discussion and analysis of Genzyme Molecular Oncology to aid investors in evaluating its performance.

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

        We present earnings per share data for Genzyme Molecular Oncology Stock in our consolidated financial statements. We present financial information and accounting policies specific to Genzyme Molecular Oncology in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should, therefore, read this discussion and analysis of Genzyme Molecular Oncology's financial position and results of operations in conjunction with the combined financial statements and related notes of Genzyme Molecular Oncology, the discussion and analysis of Genzyme's financial position and results of operations, and the consolidated financial statements and related notes of Genzyme, all of which are included in this annual report.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

        The preparation of the combined financial statements of Genzyme Molecular Oncology in accordance with accounting principles generally accepted in the U.S. requires us to make certain estimates and judgments that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in our financial statements. Actual results could differ from these estimates under different assumptions and conditions. We believe that the following critical

GMO-5

accounting policies affect the more significant judgments and estimates used in the preparation of Genzyme Molecular Oncology's combined financial statements:

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

        Any future changes that our board of directors may make to the methods for allocating revenue, expenses, assets, and liabilities among our divisions could materially change the results of operations or the financial condition of Genzyme Molecular Oncology and the income allocated to one or more series of our stock.

Income Tax Allocation Policy

        If at the end of any fiscal quarter, a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or

GMO-6

allocation to the division generating the benefit. Genzyme Molecular Oncology has not yet generated taxable income, and thus has not had the ability to use any projected annual tax benefits. Genzyme General has generated taxable income, providing it with the ability to utilize the tax benefits generated by Genzyme Molecular Oncology. Consistent with our policy, we have allocated the tax benefits generated by Genzyme Molecular Oncology to Genzyme General without any compensating payments or allocations to Genzyme Molecular Oncology. Income tax benefits allocated from Genzyme Molecular Oncology to Genzyme General are recorded as a reduction of Genzyme Molecular Oncology's division equity and do not impact Genzyme Molecular Oncology's division net loss.

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

Revenue Recognition

        Genzyme Molecular Oncology recognizes revenue from service sales when it has finished providing the service and collection from customers is reasonably assured. Genzyme Molecular Oncology recognizes revenue from contracts to perform research and development services over the term of the applicable contract and as we complete our obligations under that contract. Genzyme Molecular Oncology recognizes non-refundable up-front license fees over the related performance period or at the time it has no remaining performance obligations.

        Revenue from milestone payments for which Genzyme Molecular Oncology has no continuing performance obligations is recognized upon achievement of the related milestone. When Genzyme Molecular Oncology has continuing performance obligations, it recognizes milestone payments as revenue upon the achievement of the milestone only if all of the following conditions are met:

  •
  the milestone payments are non-refundable;

  •
  achievement of the milestone was not reasonably assured at the inception of the arrangement;

  •
  there is a substantial effort involved in achieving the milestone; and

GMO-7

  •
  the amount of the milestone is reasonable in relation to the level of effort associated with achievement of the milestone.

        If any of these conditions are not met, the milestone payments are deferred and recognized as revenue over the term of the arrangement as Genzyme Molecular Oncology completes its performance obligations.

        Genzyme Molecular Oncology receives royalties related to the manufacture, sale or use of products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, revenue is recognized based on estimates of royalties earned during the applicable period and adjusted for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, Genzyme Molecular Oncology recognizes revenue upon receipt of royalty statements from the licensee.

        Genzyme Molecular Oncology maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Genzyme Molecular Oncology's customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

RESULTS OF OPERATIONS

        The following discussion summarizes the key factors management believes are necessary for an understanding of Genzyme Molecular Oncology's combined financial statements.

REVENUES

	2002	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Service revenue	$485	$700	$—	(31)%	N/A
Research and development revenue	6,048	3,412	584	77%	484%
Licensing revenue	2,819	2,302	4,936	22%	(53)%
Royalty revenue	37	148	151	(75)%	(2)%

Total revenues	$9,389	$6,562	$5,671	43%	16%

2002 As Compared to 2001

        Genzyme Molecular Oncology's service revenue for the years ended December 31, 2002 and 2001 consist of revenues from the provision of services related to the SAGE genomics technology. Genzyme Molecular Oncology provides these services sporadically as customers request them. The focus of its SAGE business remains directed to granting licenses to the technology.

        Research and development revenue for the year ended December 31, 2002 consists of $6.0 million of revenue for research performed on behalf of:

  •
  Purdue Pharma L.P. under the cancer antigen discovery agreement that was initiated in October 2000; and

  •
  Kirin Brewery Co., Ltd. under a collaboration agreement related to the tumor endothelial marker (TEM) program that was initiated in November 2001.

GMO-8

        Research and development revenue increased in 2002, as compared to 2001, primarily as a result of the performance of a full year of research under the Kirin agreement and an increase in revenue from research performed under the Purdue agreement.

        Licensing revenue for 2002 consisted primarily of technology access fees Genzyme Molecular Oncology received from Purdue and Kirin upon entry into those collaborations. Genzyme Molecular Oncology is amortizing these fees over the course of the associated research programs. Licensing revenue increased in 2002 primarily as a result of the recognition of a full year of revenue related to the technology access fee from Kirin. Genzyme Molecular Oncology also recognizes licensing revenue from licenses of rights to the SAGE technology and, prior to the transfer of its non-core in vitro cancer diagnostic assets to Genzyme General in December 2001, licenses associated with these assets. As a result of the asset transfer, Genzyme Molecular Oncology will not receive license revenue from those assets in the future.

        Royalty revenue consists of royalties received under licenses to the SAGE technology and, through December 2001, under Genzyme Molecular Oncology's diagnostic assets. Because Genzyme Molecular Oncology transferred its in vitro cancer diagnostic assets to Genzyme General in December 2001, it will not receive royalty revenue generated by those assets in the future.

2001 As Compared to 2000

        Genzyme Molecular Oncology's service revenue is comprised of amounts received under an agreement with a pharmaceutical company around the LongSAGE technology. No such revenues were recorded in 2000.

        Research and development revenue in 2001 is attributable to research performed on behalf of Purdue and Kirin. Research and development revenue increased in 2001 as compared to 2000 as a result of the performance of a full year of research under the Purdue agreement and the commencement of work under the Kirin agreement.

        Licensing revenue in 2001 consisted primarily of the amortized portions of the technology access fees Genzyme Molecular Oncology received from Purdue and Kirin. Genzyme Molecular Oncology also recognized licensing revenue in 2001 from licenses of rights to the SAGE technology and under its diagnostic patent estate. Licensing revenue decreased in 2001 compared to 2000, notwithstanding the fact that Genzyme Molecular Oncology recognized a larger portion of the Purdue technology access fee, as a result of a $2.0 million milestone payment it received from Schering-Plough Ltd. in 2000.

        Royalty revenue in both periods consisted of royalties received under licenses to the SAGE technology and under Genzyme Molecular Oncology's diagnostic assets.

COST OF REVENUES

	2002	2001	2000	02/01 Increase/ (Decrease) % Change	01/00 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Cost of services sold	$287	$273	$—	5%	N/A
Cost of research and development contracts and licensing revenue	4,568	2,803	826	63%	239%

Total cost of revenues	$4,855	$3,076	$826	58%	272%

        Genzyme Molecular Oncology's cost of services sold in both 2002 and 2001 consists solely of $0.3 million of costs associated with the performance of services using the SAGE technology.

GMO-9

        Genzyme Molecular Oncology's cost of research and development contracts and licensing revenue for 2002 includes:

  •
  $4.5 million of costs associated with work performed under funded research and development agreements, including those with Purdue and Kirin; and

  •
  $0.1 million of costs associated with royalties payable to third parties, most notably The Johns Hopkins University, for technology that Genzyme Molecular Oncology has licensed from them.

Cost of research and development contracts and licensing revenue increased in 2002 compared to 2001 primarily due to completion of a full year of work under the Kirin collaboration, combined with an increase in resources applied to the Purdue collaboration.

OPERATING EXPENSES

2002 As Compared to 2001

Selling, General and Administrative Expenses

        Genzyme Molecular Oncology's selling, general and administrative expenses decreased 2% to $7.4 million in 2002, as compared to 2001, due to normal business fluctuations.

Research and Development Expenses

        Genzyme Molecular Oncology's research and development expenses decreased 19% to $21.6 million for 2002, as compared to 2001, primarily due to:

  •
  a planned increase in the amount of research and development funded by collaborators. These collaborator-funded research expenses are included in Genzyme Molecular Oncology's cost of research and development contracts and licensing revenues rather than as a research and development expense;

  •
  non-recurring expenses incurred in the patient-specific vaccine program during the second quarter of 2001 for which there were no comparable amounts in 2002, and

  •
  the initiation of efforts in late 2002 to conserve available cash by reducing research and development expenses, principally by delaying the start of a planned clinical trial of a patient-specific cancer vaccine.

2001 As Compared to 2000

Selling, General and Administrative Expenses

        Genzyme Molecular Oncology's selling, general and administrative expenses increased as a result of enhanced business development efforts and increased expenses related to information technology, legal, accounting and general management services.

Research and Development Expenses

        Genzyme Molecular Oncology's research and development expense increased as a result of:

  •
  the expansion of preclinical and clinical efforts in its antigen-specific and patient-specific cancer vaccine programs;

  •
  enhanced support for its antigen discovery program, particularly for its strategic collaboration with Purdue; and

  •
  increased spending in support of its antiangiogenesis program, including the initiation of its strategic collaboration with Kirin.

GMO-10

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

        Below is a brief description of our significant research and development programs that have been allocated to Genzyme Molecular Oncology:

Program	Program Description or Indication	Development Status at December 31, 2002	Year of Expected Product Launch
Dendritic/tumor cell fusion vaccines	Multiple cancer indications	Phase 1-2 clinical trials ongoing	2007 through 2009
Melan-A/MART-1 and gp-100 antigen-specific cancer vaccines	Melanoma	Phase 1-2 clinical trials completed	2008 through 2010

        The aggregate actual and estimated research and development expense for the above programs is as follows (amounts in millions):

Costs incurred for the year ended December 31, 2001	$12.6
Costs incurred for the year ended December 31, 2002	$9.6
Cumulative costs incurred as of December 31, 2002	$37.9
Estimated cost to complete as of December 31, 2002	$125.0 to $175.0

        Our current estimates of the time and investment required to develop these products may change depending on the approach we take to pursue them, the results of preclinical and clinical studies, and the content and timing of decisions made by the FDA and other regulatory authorities, and cash resources available to fund our development programs. We cannot provide assurance that any of these programs will ever result in products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indication. If certain of our development-stage programs do not result in commercially viable products, our results of operations could be materially affected.

Amortization of Intangibles

        Genzyme Molecular Oncology's amortization of intangibles is attributable to intangible assets acquired in connection with the acquisition of PharmaGenics, Inc. in June 1997. These assets were fully amortized by June 2000.

        In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives unless these useful lives are determined to be indefinite. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and thus has been adopted by Genzyme Molecular Oncology

GMO-11

effective at the beginning of fiscal year 2002. As of January 1, 2002, Genzyme Molecular Oncology had no goodwill or other intangible assets, therefore, adoption of the standard had no effect on Genzyme Molecular Oncology's combined financial statements for the year ended December 31, 2002.

        The following table presents the impact that SFAS No. 142 would have had on Genzyme Molecular Oncology's amortization expense and division net loss had the standard been in effect for the year ended December 31, 2000 (amounts in thousands):

	Year Ended December 31, 2000
	As Reported	Goodwill Amortization Adjustment	As Adjusted
Amortization of intangibles	$5,420	$(2,227)	$3,193

Division net income (loss)	$(23,096)	$2,227	$(20,869)

Other Income and Expenses

2002 As Compared to 2001

        Genzyme Molecular Oncology's other income decreased $0.2 million in 2002, as compared to 2001, primarily due to a $0.2 million decrease in investment income and a slight increase in interest expense. The decrease in investment income is attributable to lower average cash balances throughout the year. The increase in interest expense is attributable to an increase in the commitment fees allocated to Genzyme Molecular Oncology under the corporate revolving credit facility. The investment income for 2003 is expected to decrease as compared to 2002 as a result of the continued use of cash and investments to fund ongoing operations and research and development programs.

2001 As Compared to 2000

        Genzyme Molecular Oncology's other income decreased in 2001 due to a decrease in investment income that is attributable to lower average cash balances during most of the year. Interest expense decreased in 2001 in comparison to 2000 due to the repayment, in May 2000, of $5.0 million that Genzyme Molecular Oncology borrowed under our revolving credit facility in 1999.

Liquidity and Capital Resources

        At December 31, 2002, Genzyme Molecular Oncology had cash, cash equivalents and short-term investments of approximately $13.1 million, a decrease of $28.0 million from cash and cash equivalents of $41.1 million at December 31, 2001.

        Genzyme Molecular Oncology's operating activities used $28.4 million of cash for the year ended December 31, 2002 as compared to $26.0 million for the year ended December 31, 2001. Net cash utilized by operating activities was impacted primarily by Genzyme Molecular Oncology's division net loss of $23.7 million for the year ended December 31, 2002 and $4.9 million attributable to the net increase in working capital.

        Genzyme Molecular Oncology's investing activities used $11.5 million of cash in 2002, for the net purchases, sales and maturities of investments. In 2002, Genzyme Molecular Oncology received $0.3 million of allocated proceeds from the issuance of Molecular Oncology Stock attributable to the exercise of stock options and shares issued under our stock purchase program.

        Genzyme Molecular Oncology, together with our other operating divisions, has access to our $350.0 million revolving credit facility that matures in December 2003, of which $66.0 million remained available for borrowing at December 31, 2002. Borrowings under this facility bear interest at LIBOR

GMO-12

plus an applicable margin, which was, in the aggregate, 2.5% at December 31, 2002. We intend to refinance our revolving credit facility during 2003.

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

  •
  In 2002—None.

At December 31, 2002, $11.0 million remained available to Genzyme Molecular Oncology under this arrangement.

        Genzyme Molecular Oncology has obligations of approximately $1.4 million in 2003 under significant research and development programs and will be required to pay additional amounts in support of its clinical trial activities as expenses are incurred.

        We anticipate that Genzyme Molecular Oncology's current cash resources, together with amounts available from the following sources, will be sufficient to fund its operations through the end of 2003:

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

        Genzyme Molecular Oncology will require significant additional financing to continue operations at anticipated levels. We cannot guarantee that Genzyme Molecular Oncology will be able to obtain any

GMO-13

additional financing, extend any existing financing arrangement, or obtain either on terms that we consider favorable. To this end, management is managing its cash reserves closely by focusing its research and development spending on programs that it believes have the greatest potential for successful commercialization or valuable collaboration. If Genzyme Molecular Oncology has insufficient funds or is unable to raise additional funds, it may delay, reduce or eliminate certain of its programs. Genzyme Molecular Oncology may also have to sell or give to third parties rights to commercialize technologies or products that it would otherwise have sought to commercialize itself.

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

        Genzyme Molecular Oncology has not generated significant revenues to date and does not expect to do so for several years. As of December 31, 2002, Genzyme Molecular Oncology had an accumulated deficit of approximately $145.5 million. We expect Genzyme Molecular Oncology to have significant operating losses for the next several years. Genzyme Molecular Oncology plans to spend substantial amounts of money on, among other things: research and development; preclinical and clinical testing; and pursuing regulatory approvals. We cannot guarantee that the efforts underlying these expenditures will be successful or that Genzyme Molecular Oncology's operations will ever be profitable.

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

GMO-14

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

Genzyme Molecular Oncology may be required to license technology from competitors or others in order to develop and commercialize some of its products and services, and it is uncertain whether these licenses will be available.

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

GMO-15

  •
  stricter clinical trial oversight;

  •
  tighter commercial product labeling requirements of gene therapies; and

  •
  a decrease in the demand for any gene therapy product that Genzyme Molecular Oncology may develop.

GMO-16

GENZYME MOLECULAR ONCOLOGY
A Division of Genzyme Corporation

Combined Statements of Operations

	For the Years Ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Revenues:
Service revenue	$300	$700	$—
Service revenue—related party	185	—	—
Revenue from research and development contracts	6,048	3,412	584
Licensing revenue	2,819	2,302	4,936
Royalty revenue	37	148	151

Total revenues	9,389	6,562	5,671

Operating costs and expenses:
Cost of services sold	287	273	—
Cost of revenue from research and development contracts and licensing revenue	4,568	2,803	826
Selling, general and administrative	7,402	7,552	5,851
Research and development	21,557	26,540	18,908
Amortization of intangibles	—	—	5,420

Total operating costs and expenses	33,814	37,168	31,005

Operating loss	(24,425)	(30,606)	(25,334)

Other income (expenses):
Investment income	791	945	1,211
Interest expense	(80)	(57)	(187)

Total other income (expenses)	711	888	1,024

Loss before income taxes	(23,714)	(29,718)	(24,310)
Tax benefit	—	—	1,214

Division net loss	$(23,714)	$(29,718)	$(23,096)

Comprehensive loss, net of tax:
Division net loss	$(23,714)	$(29,718)	$(23,096)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	3	(1)	—
Unrealized gains (losses) on securities, net	133	—	—

Other comprehensive income (loss)	136	(1)	—

Comprehensive loss	$(23,578)	$(29,719)	$(23,096)

The accompanying notes are an integral part of these combined financial statements.

GMO-17

GENZYME MOLECULAR ONCOLOGY
A Division of Genzyme Corporation

Combined Balance Sheets

	DECEMBER 31,
	2002	2001
	(Amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$1,459	$41,135
Short-term investments	11,653	—
Accounts receivable, net	229	463
Prepaid expenses and other current assets	614	702

Total current assets	13,955	42,300
Equipment, net	26	119

Total assets	$13,981	$42,419

LIABILITIES AND DIVISION EQUITY
Current liabilities:
Accrued expenses	$760	$1,400
Due to Genzyme General	5,494	7,086
Deferred revenue—current portion	4,173	5,007

Total current liabilities	10,427	13,493
Deferred revenue—long-term portion	—	2,113

Total liabilities	10,427	15,606

Contingencies (Note K)
Division equity	3,554	26,813

Total liabilities and division equity	$13,981	$42,419

The accompanying notes are an integral part of these combined financial statements.

GMO-18

GENZYME MOLECULAR ONCOLOGY
A Division of Genzyme Corporation

Combined Statements of Cash Flows

	For The Years Ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Cash Flows from Operating Activities:
Division net loss	$(23,714)	$(29,718)	$(23,096)
Reconciliation of division net loss to net cash used in operating activities:
Depreciation and amortization	93	125	5,572
Provision for bad debts	—	113	—
Deferred income tax benefit	—	—	(1,214)
Other	29	6	(142)
Increase (decrease) in cash from working capital changes:
Accounts receivable	234	(345)	(231)
Prepaid expenses and other current assets	88	(576)	92
Accrued expenses and deferred revenue	(3,587)	1,954	5,665
Due to Genzyme General	(1,592)	2,426	938

Cash flows from operating activities	(28,449)	(26,015)	(12,416)

Cash Flows from Investing Activities:
Purchases of investments	(31,613)	—	(30,175)
Sales and maturities of investments	20,069	7,942	22,383

Cash flows from investing activities	(11,544)	7,942	(7,792)

Cash Flows from Financing Activities:
Allocated proceeds from issuance of Molecular Oncology Stock	315	959	28,830
Repayments of debts	—	—	(5,000)
Net cash allocated from Genzyme General	—	36,040	15,000

Cash flows from financing activities	315	36,999	38,830

Effect of exchange rate changes on cash	2	—	—

Increase (decrease) in cash and cash equivalents	(39,676)	18,926	18,622
Cash and cash equivalents at beginning of period	41,135	22,209	3,587

Cash and cash equivalents at end of period	$1,459	$41,135	$22,209

The accompanying notes are an integral part of these combined financial statements.

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

        We prepare the financial statements of Genzyme Molecular Oncology in accordance with accounting principles generally accepted in the U.S. We present financial information and accounting policies specific to Genzyme Molecular Oncology in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read our consolidated financial statements in conjunction with the financial statements of Genzyme Molecular Oncology. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains a summary of our accounting policies. We incorporate that information into this note by reference.

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

GMO-20

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

        To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Molecular Oncology Stock is defined in our charter as the net income or loss of Genzyme Molecular Oncology determined in accordance with accounting principles generally accepted in the U.S., and as adjusted for tax benefits allocated to or from Genzyme Molecular Oncology in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock, combine existing tracking stocks or change our earnings allocation methodology. Because the earnings allocated to Molecular Oncology Stock are based on the income or losses attributable to Genzyme Molecular Oncology, we include financial statements and management's discussion and analysis of Genzyme Molecular Oncology to aid investors in evaluating its performance.

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

GMO-21

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

Revenue Recognition

        We recognize revenue from service sales when we have finished providing the service and collection from the customer is reasonably assured. We recognize revenue from contracts to perform research and development services over the term of the applicable contract and as we complete our obligations under that contract. We recognize non-refundable up-front license fees over the related performance period or at the time when we have no remaining performance obligations.

        Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance

GMO-22

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

        We receive royalties related to the manufacture, sale or use of products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, revenue is recognized based on estimates of royalties earned during the applicable period and adjusts for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, we recognize revenue upon receipt of royalty statements from the licensee.

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

GMO-23

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

        In accordance with the disclosure requirements of SFAS No. 148, the following table sets forth Genzyme Molecular Oncology's net income (loss) data as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS No. 123 as amended, based on the fair value at the grant dates of the awards. The resulting compensation expense would be allocated to each division in accordance with our allocation policies:

	For the Years Ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Division net loss:
As reported	$(23,714)	$(29,718)	$(23,096)
Deduct: pro forma stock-based compensation, net of tax	(3,742)	(4,794)	(2,927)

Pro forma	$(27,456)	$(34,512)	$(26,023)

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

GMO-24

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

GMO-25

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

GMO-26

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

        On December 31, 2002, Genzyme Molecular Oncology owed Genzyme General approximately $5.5 million in connection with these services. On December 31, 2001, approximately $7.1 million was owed to Genzyme General.

Tax Allocations

        We file a consolidated tax return and allocate income taxes to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to it under accounting principles generally accepted in the U.S., as if it were a separate taxpayer. We assess the realizability of our deferred tax assets at the division level. As a result, our consolidated tax provision may not equal the sum of the divisions' tax provision. As of the end of any fiscal quarter, however, if a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or

GMO-27

deferred income tax expense, we allocate the tax benefit to the other divisions in proportion to their taxable income without any compensating payment or allocation.

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

NOTE D. ACCOUNTS RECEIVABLE

        Genzyme Molecular Oncology's trade receivables primarily represent amounts due from third party collaborators. Genzyme Molecular Oncology performs credit evaluations of its customers on an on going basis and generally does not require collateral. Genzyme Molecular Oncology states accounts receivable at fair value after reflecting an allowance for doubtful accounts. This allowance was approximately $75,000 at December 31, 2002 and $431,000 at December 31, 2001.

NOTE E. EQUIPMENT

	December 31,
	2002	2001
	(Amounts in thousands)
Equipment	$824	$824
Furniture and fixtures	13	13

	837	837
Less accumulated depreciation	(811)	(718)

Equipment, net	$26	$119

        Genzyme Molecular Oncology's depreciation expense was $93,000 in 2002, $125,000 in 2001 and $152,000 in 2000.

NOTE F. GOODWILL AND OTHER INTANGIBLE ASSETS

        In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with

GMO-28

periodic tests of the goodwill for impairment and that other intangible assets be amortized over their useful lives unless these useful lives are determined to be indefinite. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and thus has been adopted by Genzyme Molecular Oncology effective at the beginning of fiscal year 2002. As of January 1, 2002, Genzyme Molecular Oncology had no goodwill or other intangible assets, therefore, adoption of the standard had no effect on Genzyme Molecular Oncology's combined financial statements for the year ended December 31, 2002.

        The following table presents the impact that SFAS No. 142 would have had on Genzyme Molecular Oncology's amortization of intangibles expense and division net loss had the standard been in effect for the year ended December 31, 2000 (amounts in thousands):

	Year Ended December 31, 2000
	As Reported	Goodwill Amortization Adjustment	As Adjusted
Amortization of intangibles	$5,420	$(2,227)	$3,193

Division net income (loss)	$(23,096)	$2,227	$(20,869)

NOTE G. RESEARCH AND DEVELOPMENT AGREEMENTS

Kirin

        In November 2001, we entered into a collaboration with Kirin Brewery Co., Ltd. of Japan to develop and commercialize human monoclonal antibodies to be used as therapies in the areas of antiangiogenesis and vascular targeted cancer drug delivery. Product candidates will be generated using Genzyme Molecular Oncology's portfolio of proprietary tumor endothelial markers as targets. Upon entering into the agreement, we received a $2.0 million up-front fee, along with committed funding to support a research program for two years. Because Genzyme Molecular Oncology is amortizing the up-front fee over the course of the research program, approximately 50% of the fee was recognized as licensing revenue in 2002 and 6% of the fee was recognized in 2001. Genzyme Molecular Oncology will receive milestone payments from Kirin upon satisfaction of certain research milestones during the two-year research period.

Purdue Pharma

        In October 2000, we entered into an arrangement with Purdue Pharma L.P. relating to the discovery and development of cancer antigens. Under this arrangement, we received approximately $12.0 million in cash, in the form of an up-front fee, research funding and an equity investment. We will receive approximately $9.0 million in committed research funding over the course of a research period expiring in 2003. The equity portion of this arrangement provided for two affiliates of Purdue Pharma to purchase an aggregate of 532,066 shares of Molecular Oncology Stock at a premium to the market price for those shares.

GMO-29

NOTE H. INVESTMENTS

Marketable Securities

	December 31,
	2002		2001
	Cost	Market Value	Cost	Market Value
	(Amounts in thousands)
Cash equivalents(1):
Money market fund	$1,197	$1,197	$40,392	$40,392

Short-term:
Corporate notes(2)	$10,747	$10,871	$—	$—
U.S. Governmental agencies	773	782	—	—

	$11,520	$11,653	$—	$—

Total cash equivalents and short-term investments	$12,717	$12,850	$40,392	$40,392

(1)
Cash equivalents are included as part of cash and cash equivalents on our balance sheets.

(2)
Short-term corporate notes includes $4.5 million of long-term corporate notes that mature in more than one year because Genzyme Molecular Oncology will need to utilize these investments within the next twelve months to fund its operating activities.

Realized and unrealized gains and losses on marketable securities and Investments in Equity Securities

        Genzyme Molecular Oncology records gross unrealized holding gains and losses in division equity.

The following table contains information regarding the range of contractual maturities of Genzyme Molecular Oncology's investments in debt securities:

	December 31,
	2002		2001
	Cost	Market Value	Cost	Market Value
	(Amounts in thousands)
Within 1 year	$8,223	$8,311	$40,392	$40,392
1-2 years(1)	1,063	1,070	—	—
2-10 years(1)	3,431	3,469	—	—

	$12,717	$12,850	$40,392	$40,392

(1)
These investments are classified as short-term investments as of December 31, 2002 because Genzyme Molecular Oncology will need to utilize these investments within the next twelve months to fund operating activities.

GMO-30

NOTE I. LONG-TERM DEBT INSTRUMENTS

        Genzyme Molecular Oncology, together with our other operating divisions, has access to our $350.0 million revolving credit facility that matures in December 2003, of which $66.0 million remained available for borrowing at December 31, 2002. At December 31, 2002, no amounts borrowed under this facility were allocated to Genzyme Molecular Oncology. Borrowings under this facility bear interest at LIBOR plus an applicable margin, which was, in the aggregate, 2.5% at December 31, 2002.

NOTE J. DIVISION EQUITY

        The following table contains the components of division equity for Genzyme Molecular Oncology for the periods presented:

	December 31,
	2002	2001	2000
	(Amounts in thousands)
Balance at beginning of period	$26,813	$19,526	$(1,215)
Division net loss	(23,714)	(29,718)	(23,096)
Allocated proceeds from issuance of Molecular Oncology Stock under stock plans	315	959	1,833
Allocation of cash from Genzyme General for Molecular Oncology designated shares(1)	—	4,040	15,000
Allocation of cash from Genzyme General in exchange for the reallocation of diagnostic assets from Genzyme Molecular Oncology to Genzyme General	—	32,000	—
Allocated proceeds from sale of Molecular Oncology Stock	—	—	27,001
Allocated unrealized gain on investments	133	—	—
Allocated foreign currency adjustment	3	(1)	—
Allocated equity adjustments	4	7	3

Balance at end of period	$3,554	$26,813	$19,526

(1)
Molecular Oncology designated shares are shares of Molecular Oncology Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Molecular Oncology. As of December 31, 2002, there were approximately 1.7 million Molecular Oncology designated shares.

Stock Compensation Plans

        The disclosure regarding how we account for our four stock-based compensation plans: the 1997 Equity Incentive Plan, the 2001 Equity Incentive Plan, the 1998 Director Stock Option Plan (each of which are stock option plans) and the 1999 Employee Stock Purchase Plan is included in Note A., "Significant Accounting Policies—Accounting for Stock-Based Compensation," to Genzyme Molecular Oncology's combined financial statements.

GMO-31

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
  In 2002—none.

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

NOTE K. OTHER COMMITMENTS AND CONTINGENCIES

        We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 2002 which, if adversely decided, would have a material adverse effect on Genzyme Molecular Oncology's results of operations, financial condition, or liquidity.

Guarantees

        In November 2002, the FASB issued FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FIN 34." The adoption of FIN 45 did not have a material effect on our consolidated financial statements or the combined financial statements of Genzyme Molecular Oncology for the year ended December 31, 2002. For more information, we suggest you read Note O., "Other Commitments and Contingencies," to our consolidated financial statements. We incorporate that information into this note by reference.

GMO-32

NOTE L. INCOME TAXES

        There was no provision for income taxes due to Genzyme Molecular Oncology's continuing operating losses. As part of the acquisition of PharmaGenics, Genzyme Molecular Oncology recorded a deferred tax liability of $7.6 million resulting from the difference between the book and tax basis of the completed technology computed at a 38% incremental tax rate. This amount was amortized over three years consistent with the life of the completed technology. Genzyme Molecular Oncology recorded deferred tax benefits of $1.2 million in 2000. Amortization of this deferred tax benefit was completed in 2000.

        The following summarizes Genzyme Molecular Oncology's benefit from income taxes:

	December 31,
	2002	2001	2000
	(Amounts in thousands)
Deferred:
Federal	$—	$—	$(1,118)
State	—	—	(96)

Total income tax benefit	$—	$—	$(1,214)

        The differences between the effective tax rates and the U.S. federal statutory tax rates were as follows:

	2002	2001	2000
Tax provision (benefit) at U.S. statutory rate	(35.0)%	(35.0)%	(35.0)%
State income taxes, net of federal benefit	(1.8)	(1.8)	(0.9)
Tax credits	(2.4)	(3.2)	(3.1)
Nondeductible amortization	—	—	3.2
Deductions subject to deferred tax valuation allowance	39.2	40.0	30.8

Effective tax rate	0.0%	0.0%	(5.0)%

        The components of net deferred tax assets were as follows:

	December 31,
	2002	2001
	(Amounts in thousands)
Deferred tax assets:
Net operating loss carryforwards	$39,053	$31,108
Reserves and other	372	269
Tax credits	5,273	4,411

Gross deferred tax asset	44,698	35,788
Valuation allowance	(44,698)	(35,788)

Net deferred tax assets	$—	$—

        As a result of uncertainty surrounding our ability to realize certain tax benefits that primarily relate to operating loss carryforwards and capital losses from the purchase of IPR&D, we placed

GMO-33

valuation allowances of $44.7 million in 2002 and $35.8 million in 2001 against otherwise recognizable deferred tax assets.

        As Genzyme Molecular Oncology recognizes these deferred tax assets in accordance with accounting principles generally accepted in the U.S., the benefits of those assets will be reflected in its tax provision. However, the benefit of these deferred tax assets has previously been allocated to Genzyme General in accordance with our management and accounting policies, and will be reflected as a reduction of Genzyme Molecular Oncology's net income (loss) to determine net income (loss) attributable to Molecular Oncology Stock.

        The federal and various state income tax returns are currently under examination. While the ultimate results of such examinations cannot be predicted with certainty, we believe that the examinations will not have a material adverse effect on future operating results of Genzyme Molecular Oncology.

NOTE M. BENEFIT PLANS

        Note Q., "Benefit Plans," to our consolidated financial statements contains information regarding our 401(k) plan. We incorporate that information into this note by reference.

NOTE N. SIGNIFICANT CUSTOMERS

        Genzyme Molecular Oncology has four significant pharmaceutical customers. The following table describes the revenue for each customer in comparison to total revenue:

	2002	% of Total Revenue	2001	% of Total Revenue	2000	% of Total Revenue
	(Amounts in thousands, except percentage data)
Customer A	$5,517	59%	$4,692	72%	$908	16%
Customer B	$3,244	35%	$407	6%	—	—
Customer C	—	—	$700	11%	$1,280	23%
Customer D	—	—	—	—	$2,000	35%

GMO-34

NOTE O. QUARTERLY RESULTS (UNAUDITED)

	1st Quarter 2002	2nd Quarter 2002	3rd Quarter 2002	4th Quarter 2002
	(Amounts in thousands)
Total revenue	$2,422	$2,346	$2,282	$2,339
Gross profit	1,168	1,011	1,131	1,224
Net loss	(6,031)	(6,237)	(6,305)	(5,141)
	1st Quarter 2001	2nd Quarter 2001	3rd Quarter 2001	4th Quarter 2001
	(Amounts in thousands)
Total revenue	$1,412	$1,279	$1,224	$2,647
Gross profit	868	794	556	1,268
Net loss	(6,274)	(8,331)	(7,494)	(7,619)

GMO-35

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Genzyme Corporation:

        In our opinion, the accompanying combined balance sheets and the related combined statements of operations and of cash flows present fairly, in all material respects, the financial position of Genzyme Molecular Oncology at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As more fully described in Note A to these combined financial statements, Genzyme Molecular Oncology is a division of Genzyme Corporation; accordingly, the combined financial statements of Genzyme Molecular Oncology should be read in conjunction with the audited consolidated financial statements of Genzyme Corporation and Subsidiaries.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 7, 2003

GMO-36