Form 10-K, Exhibit 13
period 2003-12-31
GENZYME CORP
filed 2004-03-15
CIK 732485

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

        Through June 30, 2003, we had three series of common stock—Genzyme General Division common stock, which we refer to as "Genzyme General Stock," Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock," and Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock." We also referred to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks was designed to reflect the value and track the financial performance of a specific subset of our business operations and its allocated assets, rather than operations and assets of our entire company. Through June 30, 2003, we allocated earnings or losses to each series of tracking stock based on the net income or loss attributable to the corresponding division determined in accordance with accounting principles generally accepted in the United States as adjusted for the allocation of tax benefits.

        Effective July 1, 2003, we eliminated our tracking stock capital structure. As a result, all of our earnings or losses are now allocated to Genzyme General Stock. Earnings or losses allocated to Biosurgery Stock and Molecular Oncology Stock prior to that date remain allocated to those series of stock in the preparation of our consolidated financial statements and are not affected by the elimination of our tracking stock structure. Accordingly, earnings or losses allocated to Biosurgery Stock and Molecular Oncology Stock represent earnings allocated to those tracking stocks through June 30, 2003. Earnings or losses allocated to Genzyme General Stock through June 30, 2003 represent the earnings or losses of Genzyme General, as adjusted for the allocation of tax benefits. Our income tax allocation policy provided that if a division could not use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we could allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments to the division generating the benefit. Earnings or losses allocated to Genzyme General Stock after June 30, 2003 represent the earnings or losses for the corporation as a whole.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

	For the Years Ended December 31,
	2003	2002	2001	2000	1999
	(Amounts in thousands)
Revenues:
Net product sales	$1,563,509	$1,199,617	$1,110,254	$811,897	$683,482
Net service sales	130,984	114,493	98,370	84,482	79,448
Revenues from research and development contracts:
Related parties	1,836	2,747	3,279	509	2,012
Other	17,542	12,615	11,727	6,432	7,346

Total revenues	1,713,871	1,329,472	1,223,630	903,320	772,288

Operating costs and expenses:
Cost of products sold	399,961	309,634	307,425	232,383	182,337
Cost of services sold	75,683	66,575	56,173	50,177	49,444
Selling, general and administrative (1)	519,977	438,035	424,640	264,551	242,797
Research and development (including research and development related to contracts)	335,256	308,487	264,004	169,478	150,516
Amortization of intangibles (2)	80,257	70,278	121,124	22,974	24,674
Purchase of in-process research and development (3)	158,000	1,879	95,568	200,191	5,436
Charge for impairment of goodwill (4)	102,792	—	—	—	—
Charge for impaired assets (5)	10,894	22,944	—	4,321	—

Total operating costs and expenses	1,682,820	1,217,832	1,268,934	944,075	655,204

Operating income (loss)	31,051	111,640	(45,304)	(40,755)	117,084

Other income (expenses):
Equity in loss of equity method investments	(16,743)	(16,858)	(35,681)	(44,965)	(42,696)
Gain on affiliate sale of stock (6)	—	—	212	22,689	6,683
Gain (loss) on investments in equity securities (7)	(1,201)	(14,497)	(25,996)	15,873	(3,749)
Minority interest	2,232	—	2,259	4,625	3,674
Gain (loss) on sales of product lines (8)	(27,658)	—	(24,999)	—	8,018
Other (9)	959	40	(2,205)	5,188	14,527
Investment income	43,015	51,038	50,504	45,593	36,158
Interest expense	(26,600)	(27,152)	(37,133)	(15,710)	(21,771)

Total other income (expenses)	(25,996)	(7,429)	(73,039)	33,293	844

Income (loss) before income taxes	5,055	104,211	(118,343)	(7,462)	117,928
(Provision for) benefit from income taxes	(72,647)	(19,015)	2,020	(55,478)	(46,947)

Net income (loss) before cumulative effect of change in accounting for goodwill and derivative financial instruments	(67,592)	85,196	(116,323)	(62,940)	70,981
Cumulative effect of change in accounting for goodwill (2)	—	(98,270)	—	—	—
Cumulative effect of change in accounting for derivative financial instruments, net of tax (10)	—	—	4,167	—	—

Net income (loss)	$(67,592)	$(13,074)	$(112,156)	$(62,940)	$70,981

	For the Years Ended December 31,
	2003	2002	2001	2000	1999
	(Amounts in thousands, except per share amounts)
Net income (loss) per share:
Allocated to Genzyme General Stock (11,12,14):
Net income before cumulative effect of change in accounting for derivative financial instruments	$82,143	$150,731	$3,879	$85,956	$142,077
Cumulative effect of change in accounting for derivative financial instruments, net of tax (10)	—	—	4,167	—	—
Genzyme Surgical Products net loss	—	—	—	—	(27,523)
Tax benefit allocated from Genzyme Biosurgery	8,720	18,508	24,593	28,023	26,994
Tax benefit allocated from Genzyme Molecular Oncology	3,420	9,287	11,904	7,476	7,812

Net income allocated to Genzyme General Stock	$94,283	$178,526	$44,543	$121,455	$149,360

Net income per share of Genzyme General Stock:
Basic:
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$0.43	$0.83	$0.20	$0.71	$0.90
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax (10)	—	—	0.02	—	—

Net income per share allocated to Genzyme General Stock	$0.43	$0.83	$0.22	$0.71	$0.90

Diluted:
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$0.42	$0.81	$0.19	$0.68	$0.85
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax (10)	—	—	0.02	—	—

Net income per share allocated to Genzyme General Stock	$0.42	$0.81	$0.21	$0.68	$0.85

Weighted average shares outstanding (12):
Basic	219,376	214,038	202,221	172,263	166,185

Diluted	225,419	219,388	211,176	179,366	186,456

Allocated to Biosurgery Stock (through June 30, 2003) (11,13):
Net loss before cumulative effect of change in accounting for goodwill	$(166,656)	$(79,322)	$(145,170)	$(87,636)
Cumulative effect of change in accounting for goodwill	—	(98,270)	—	—
Allocated tax benefit	14,005	9,706	18,189	448

Net loss allocated to Biosurgery Stock	$(152,651)	$(167,886)	$(126,981)	$(87,188)

Net loss per share of Biosurgery Stock—basic and diluted:
Net loss per share before cumulative effect of change in accounting for goodwill	$(3.76)	$(1.74)	$(3.34)	$(2.40)
Per share cumulative effect of change in accounting for goodwill	—	(2.46)	—	—

Net loss per share of Biosurgery Stock—basic and diluted	$(3.76)	$(4.20)	$(3.34)	$(2.40)

Weighted average shares outstanding	40,630	39,965	37,982	36,359

Allocated to Molecular Oncology Stock (through June 30, 2003) (11):
Net loss allocated to Molecular Oncology Stock	$(9,224)	$(23,714)	$(29,718)	$(23,096)	$(28,832)

Net loss per share of Molecular Oncology Stock—basic and diluted	$(0.54)	$(1.41)	$(1.82)	$(1.60)	$(2.25)

Weighted average shares outstanding	16,958	16,827	16,350	14,446	12,826

Allocated to Surgical Products Stock (11,13,14):
Net loss				$(54,748)	$(20,514)

Net loss per share of Surgical Products Stock—basic and diluted				$(3.67)	$(1.38)

Weighted average shares outstanding				14,900	14,835

Allocated to Tissue Repair Stock (11,13):
Net loss				$(19,833)	$(30,040)

Net loss per share of Tissue Repair Stock—basic and diluted				$(0.69)	$(1.26)

Weighted average shares outstanding				28,716	23,807

CONSOLIDATED BALANCE SHEET DATA

	December 31,
	2003	2002	2001	2000	1999
	(Amounts in thousands)
Cash and investments	$1,227,460	$1,195,004	$1,121,258	$639,640	$652,990
Working capital (15)	930,951	630,936	566,798	559,652	592,249
Total assets	5,004,528	4,093,199	3,935,745	3,318,100	1,787,282
Long-term debt, capital lease obligations and convertible debt, including current portion (16)	1,435,759	894,775	852,555	685,137	295,702
Stockholders' equity	2,936,412	2,697,847	2,609,189	2,175,141	1,356,392
There were no cash dividends paid.

(1)
Selling, general and administrative expenses, or SG&A, for 2002 includes a $3.3 million charge for severance costs and the reversal of $5.5 million of accruals in excess of estimated requirements to fulfill our legal obligations to provide human transgenic alpha-glucosidase during the transition of Pompe clinical trial patients to a product derived from CHO cells. SG&A for 2001 includes $27.0 million of charges resulting from Pharming Group N.V.'s decision to file for and operate under a court supervised receivership.

(2)
Effective January 1, 2002, in connection with the provisions of Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets," we ceased amortizing goodwill. We recorded $52.5 million of amortization expense related to our goodwill in 2001. Also in connection with the adoption of SFAS No. 142, we tested the goodwill of our cardiothoracic reporting unit for impairment and as a result, reduced goodwill by recording a cumulative effect impairment charge of $98.3 million in our consolidated statements of operations for the year ended December 31, 2002.

(3)
Charges for in-process research and development, which we refer to as IPR&D, were incurred in connection with the following investment and acquisitions:

•
2003—$158.0 million related to our acquisition of SangStat Medical Corporation;

•
2002—$1.9 million related to our investment in Myosix S.A.;

•
2001—$86.8 million from the acquisition of Novazyme Pharmaceuticals, Inc. and $8.8 million from the acquisition of Wyntek Diagnostics, Inc.;

•
2000—$118.0 million from the acquisition of GelTex Pharmaceuticals, Inc. and $82.1 million from the acquisition of Biomatrix, Inc.; and

•
1999—$5.4 million from the acquisition of Peptimmune, Inc.

(4)
Represents the write off of the goodwill associated with our orthopaedics reporting unit in June 2003 in accordance with SFAS No. 142.

(5)
Charge for impaired assets includes:

•
2003—$10.9 million charge, including $8.0 million to write off the fixed assets related to our FocalSeal product and a $2.9 million for the impairment of our manufacturing facility in Fall River, Massachusetts;

•
2002—$14.0 million to write off engineering related to a proposed manufacturing facility in Framingham, Massachusetts and $9.0 million to write off the assets at our bulk hyaluronic acid, or HA, manufacturing facility in Haverhill, England; and

•
in 2000—$4.3 million to write off abandoned equipment at our Springfield Mills manufacturing facility, also in England.

(6)
During 2000, in accordance with our policy pertaining to affiliate sales of stock, we recorded gains of $22.7 million relating to public offerings of common stock by our unconsolidated affiliate, GTC Biotherapeutics, Inc. In the years ended December 31, 2001 and 1999, our gain on affiliate sale of stock represents the gain on our investment in GTC as a result of GTC's various issuances of additional shares of its common stock.

(7)
Gains and (losses) on investments in equity securities includes the following gains and losses resulting from the sale of equity investments and impairment charges because we assessed the declines in market value to be other than temporary:

•
2003—a charge of $3.6 million to write down our investment in the common stock of ABIOMED, Inc., offset in part by $2.4 million of gains on the sales of investments in equity securities;

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

•
2000—gains of $16.4 million upon the sale of a portion of our investment in GTC and $7.6 million relating to our investment in Celtrix Pharmaceuticals, Inc. when it was acquired in a stock-for-stock transaction and a charge of $7.3 million for the write down of our investment in Focal Inc. common stock;

•
1999—gains of $2.0 million resulting from the sales of shares of Techne Corporation common stock that we received when we sold our research products business to Techne.

(8)
Gain (loss) on sales of product lines includes:

•
2003—a loss of $27.7 million related to the sale of substantially all of the tangible and intangible assets directly associated with our cardiac device business to Teleflex Inc.;

•
2001—a loss of $25.0 million related to the sale of our Snowden-Pencer line of surgical instruments; and

•
1999—a gain of $7.5 million primarily related to the payment of a note receivable that we received as partial consideration for the sale of Genetic Design, Inc. to Laboratory Corporation of America in 1996.

(9)
Other includes:

•
2000—$5.1 million payment received in connection with the settlement of a lawsuit; and

•
1999—the receipt of a $14.4 million payment associated with the termination of our agreement to acquire Cell Genesys, Inc., net of acquisition related expenses.

(10)
On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations to recognize the fair value of warrants to purchase shares of GTC common stock held on January 1, 2001.

(11)
Effective July 1, 2003, in connection with the elimination of our tracking stock structure, we ceased allocating earnings to Biosurgery Stock and Molecular Oncology Stock. From that date forward, all of our earnings are allocated to Genzyme General Stock. Earnings or losses allocated to Biosurgery Stock and Molecular Oncology Stock prior to July 1, 2003 remain allocated to those stocks and are not affected by the elimination of our tracking stock structure.

(12)
Reflects the two-for-one split of Genzyme General Stock on June 1, 2001.

(13)
We created Genzyme Biosurgery on December 18, 2000. Prior to this date, the operations allocated to Genzyme Biosurgery were included in the operations allocated to our former Genzyme Surgical Products and Genzyme Tissue Repair divisions and as of that date, the operations of Genzyme Surgical Products and Genzyme Tissue Repair ceased. Net loss per share of Biosurgery Stock for 2000 is calculated using the net loss allocated to Biosurgery Stock for the period December 19, 2000 through December 31, 2000 and the weighted average shares of Biosurgery Stock outstanding during the same period. Loss per share data are not presented for Genzyme Biosurgery for the year ended December 31, 1999 or for the period from January 1, 2000 to December 18, 2000, as there were no shares of Biosurgery Stock outstanding during those periods.

(14)
We created Genzyme Surgical Products on June 28, 1999. Prior to this date, the operations of Genzyme Surgical Products were included in the operations allocated to Genzyme General and, therefore, in the net income allocated to Genzyme General Stock. Loss per share data are not presented for Genzyme Surgical Products for the period from January 1, 1999 to June 28, 1999, as there were no shares of Surgical Products Stock outstanding during that period.

(15)
At December 31, 2002, $284.0 million in principal drawn under our revolving credit facility and $10.0 million in principal of our 6.9% convertible subordinated note due May 2003 are included in the determination of working capital.

(16)
Long-term debt, capital lease obligations and convertible debt, including the current portion, consists of (amounts in millions):

	December 31,
	2003	2002	2001	2000	1999
1.25% convertible senior notes due December 2023	$690.0	$—	$—	$—	$—
3% convertible subordinated debentures due May 2021	575.0	575.0	575.0	—	—
Capital lease obligations	154.5	25.8	26.9	27.9	0.1
Revolving credit facility	—	284.0	234.0	368.0	23.0
6.5% convertible note due March 2004	11.3	—	—	—	—
Notes payable	5.0	—	6.7	5.5	—
6.9% convertible subordinated note which was repaid in May 2003	—	10.0	10.0	10.0	—
5% convertible subordinated debentures	—	—	—	23.7	22.6
5 1/4% convertible subordinated notes	—	—	—	250.0	250.0

Total	$1,435.8	$894.8	$852.6	$685.1	$295.7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF GENZYME CORPORATION
AND SUBSIDIARIES' FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        When reviewing the discussion below, you should keep in mind the substantial risks and uncertainties that characterize our business. In particular, we encourage you to review the risks and uncertainties described under "Factors Affecting Future Operating Results" below. These risks and uncertainties could cause actual results to differ materially from those forecasted in the forward-looking statements or implied by past results and trends. Forward-looking statements are statements that attempt to project or anticipate future developments in our business; we encourage you to review the examples of forward-looking statements under "Note Regarding Forward-Looking Statements" at the beginning of this report. These statements, like all statements in this report, speak only as of the date of this report (unless another date is indicated) and we undertake no obligation to update or revise the statements in light of future developments.

INTRODUCTION

        We are a global biotechnology company dedicated to making a major positive impact on the lives of people with serious diseases. Our broad product portfolio is focused on rare genetic disorders, renal disease, osteoarthritis and organ transplant, and includes an industry-leading array of diagnostic products and services. Our commitment to innovation continues today with research into novel approaches to cancer, immune-mediated diseases, heart disease and other areas of unmet medical needs. We are organized into five financial reporting units, which we also consider to be our reportable segments:

  •
  Renal, which develops, manufactures and distributes products that treat patients suffering from renal diseases, including chronic renal failure. The unit derives substantially all of its revenue from sales of Renagel;

  •
  Therapeutics, which develops, manufactures and distributes therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as LSDs, and other specialty therapeutics, such as Thyrogen. The unit derives substantially all of its revenue from sales of Cerezyme, Fabrazyme and Thyrogen;

  •
  Transplant, which develops, manufactures and distributes therapeutic products for the treatment of immune-mediated diseases, with a focus on products that address pre-transplantation, prevention and treatment of acute rejection in organ and bone marrow transplantation, as well as other auto-immune disorders. The unit derives its revenue primarily from sales of Thymoglobulin and Lymphoglobuline;

  •
  Biosurgery, which develops and markets biotherapeutics and biomaterial products, with an emphasis on products that meet medical needs in orthopaedics and broader surgical areas. The unit derives its revenue primarily from sales of Synvisc, the Sepra line of products and through June 30, 2003, sales of cardiac device products; and

  •
  Diagnostics/Genetics, which develops and markets diagnostic products, with a focus on in vitro diagnostics, and provides genetic testing services.

        We report the activities of our bulk pharmaceuticals, oncology, cardiovascular and drug discovery and development business units under the caption "Other." We report our corporate operations, general and administrative and corporate science activities, that we do not allocate to our financial reporting units, under the caption "Corporate."

        We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States. We present financial information and accounting policies relevant to our corporation in the accompanying consolidated financial statements. Note A., "Summary of Significant Accounting Policies," to our accompanying consolidated financial statements contains a summary of these accounting policies.

        Through June 30, 2003, we had three series of common stock—Genzyme General Division common stock, which we refer to as "Genzyme General Stock," Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock," and Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock." We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks was designed to reflect the value and track the financial performance of a specific subset of our business operations and its allocated assets, rather than the operations and assets of our entire company. Through June 30, 2003, we allocated earnings or losses to each series of tracking stock based on the net income or loss attributable to the corresponding division determined in accordance with accounting principles generally accepted in the United States as adjusted for the allocation of tax benefits.

        Effective July 1, 2003, we eliminated our tracking stock capital structure by exchanging, in accordance with the provisions of our charter, each share of Biosurgery Stock for 0.04914 of a share of Genzyme General Stock and each share of Molecular Oncology Stock for 0.05653 of a share of Genzyme General Stock. Options and warrants to purchase shares of Biosurgery Stock, and options to purchase shares of Molecular Oncology Stock were converted into options and warrants to purchase shares of Genzyme General Stock. While our charter continues to designate 100,000,000 shares as Biosurgery Stock and 40,000,000 shares as Molecular Oncology Stock, no shares of either series remain outstanding. Effective July 1, 2003, we have one outstanding series of common stock, which we refer to as Genzyme General Stock. We intend to seek shareholder approval in May 2004 of amendments to our charter that would remove the tracking stock designations, leaving 690,000,000 authorized shares of common stock undesignated as to series.

        Effective July 1, 2003, as a result of the elimination of our tracking stock capital structure, all of our earnings or losses are now allocated to Genzyme General Stock. Earnings or losses allocated to Biosurgery Stock and Molecular Oncology Stock prior to that date remain allocated to those series of stock in the preparation of our consolidated financial statements and are not affected by the elimination of our tracking stock structure. Accordingly, earnings or losses allocated to Biosurgery Stock and Molecular Oncology Stock represent earnings allocated to those tracking stocks through June 30, 2003. Earnings or losses allocated to Genzyme General Stock through June 30, 2003 represent the earnings or losses of Genzyme General, as adjusted for the allocation of tax benefits. Earnings or losses allocated to Genzyme General Stock after June 30, 2003 represent the earnings or losses for the corporation as a whole. In this Annual Report on Form 10-K and future Quarterly and Annual Reports, we will not provide separate financial statements and management's discussion and analysis for each of our former divisions, but will continue to provide our consolidated financial statements and management's discussion and analysis for the corporation as a whole.

        Through June 30, 2003, the chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division were provisions in our charter governing dividends and distributions. The provisions governing dividends provided that our board of directors had discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount did not exceed the funds that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division was the greater of:

  •
  the amount that would be legally available for dividends under Massachusetts law if the division were a separate legal corporation; or

  •
  the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeds its corresponding stock's par value, preferred stock preferences and debt obligations.

        The provisions in our charter governing dividends and distributions factored the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock. In addition, our income tax allocation policy provided that if, at the end of any fiscal quarter, a division could not use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we could allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Through June 30, 2003, Genzyme Biosurgery and Genzyme Molecular Oncology had not generated taxable income, and thus had not had the ability to use any projected annual tax benefits. Genzyme General had generated taxable income, providing it with the ability to utilize the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology. Consistent with our policy, we allocated the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology through June 30, 2003 to Genzyme General without making any compensating payments or allocations to the division that generated the benefit.

        Deferred tax assets and liabilities can arise from purchase accounting and relate to a division that does not satisfy the realizability criteria of SFAS No. 109, "Accounting for Income Taxes." Through June 30, 2003, such deferred tax assets and liabilities were allocated to the division to which the acquisition was allocated. As a result, the periodic changes in these deferred tax assets and liabilities did not result in a tax expense or benefit to that division. However, the change in these deferred tax assets and liabilities impacted our consolidated tax provision. These changes were added to division net income for purposes of determining net income allocated to a tracking stock.

        Within the general limits under our charter and Massachusetts law, the amount of any dividend payment will be at the board of directors' discretion. To date, we have never paid or declared a cash dividend on shares of any of our series of common stock, nor do we anticipate paying or declaring a cash dividend on shares of Genzyme General Stock in the foreseeable future. Unless declared, no dividends will accrue on Genzyme General Stock.

MERGERS AND ACQUISITIONS

Pending Mergers and Acquisitions

Merger with ILEX Oncology, Inc.

        In February 2004, we entered into an Agreement and Plan of Merger with ILEX Oncology, Inc., an oncology drug development company. The business combination will take the form of a stock-for-stock merger and is expected to be completed by the middle of 2004. Under the terms of the merger agreement, ILEX shareholders will receive shares of Genzyme common stock for each ILEX share owned based on an exchange ratio. This exchange ratio will equal $26.00 divided by the average (rounded to the nearest cent) of the per share closing prices of Genzyme common stock as reported by Nasdaq during the 20 trading days ending on the fifth trading day prior to the closing of the transaction, provided that if this average is greater than $59.88, then the exchange ratio will be 0.4342, and if this average is less than $46.58, then the exchange ratio will be 0.5582. Cash will be paid for fractional shares. The transaction has a total value of approximately $1 billion, based on ILEX's 39.0 million shares outstanding on February 26, 2004, and our offer price of $26.00 per share. The transaction is expected to be accounted for as a purchase and to qualify as a tax-free reorganization. The business combination has been approved by the board of directors of both companies, and is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act and approval of ILEX's shareholders. In association with the transaction, we anticipate incurring charges related to in-process research and development that will be detailed following the closing.

Acquisition of Physician Services Business Division of IMPATH, Inc.

        On February 27, 2004, we entered into an Asset Purchase Agreement with IMPATH, Inc., pursuant to which we anticipate becoming the lead bidder to purchase the assets of IMPATH's Physician Services business division, a cancer testing business. The agreement provides for our payment of approximately $215 million in cash for the business unit. If it is approved by the bankruptcy court, the definitive agreement would give us "stalking horse" status. This status confers on us certain rights, including a break-up fee should these assets be sold to another party through the auction. IMPATH filed for Chapter 11 bankruptcy protection on September 28, 2003. Accordingly, the sale of these assets is subject to a competitive auction process pursuant to Section 363 of the Bankruptcy Code. We expect to complete the purchase in the second quarter of 2004.

Completed Mergers and Acquisitions

        The following acquisitions have been accounted for as purchases. The results of operations of each acquisition are included in our consolidated financial statements from the date of acquisition.

        In September 2003, we completed an all cash tender offer for the outstanding common stock (and associated preferred stock purchase rights) of SangStat for $22.50 per outstanding SangStat share. The aggregate consideration paid was $636.6 million in cash. The results of operations of SangStat are included in our consolidated financial statements from September 11, 2003, the day after the expiration of the tender offer, at which time over 90% of the outstanding shares of SangStat common stock had been tendered and accepted by us for payment.

        On September 26, 2001, we acquired all of the outstanding capital stock of Novazyme in exchange for 2.6 million shares of Genzyme General Stock valued at $110.6 million, options, stock purchase rights, warrants and other costs valued at $9.9 million and contingent payments totaling $87.5 million. The contingent payments are payable in shares of Genzyme General Stock if we receive U.S. marketing approval by specified dates for two products for the treatment of LSDs that employ certain of Novazyme's technologies.

        Following earlier acquisitions of 22% of the outstanding shares of Focal common stock, on June 30, 2001, we acquired the remaining 78% of the outstanding shares in an exchange of shares of Biosurgery Stock for Focal common stock. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock, valued at $15.9 million, as merger consideration. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for options to purchase Biosurgery Stock on an as-converted basis.

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

DISPOSITIONS

        In June 2003, we sold to Teleflex, for $34.5 million in cash, substantially all of the tangible and intangible assets directly associated with our cardiac device business, excluding our Fall River, Massachusetts manufacturing facility, the assets related to our FocalSeal product and certain other assets. In addition, Teleflex assumed $6.3 million of trade obligations directly associated with our cardiac device business. The assets sold had a net carrying value of approximately $68.1 million at the time of the sale. We recorded a net loss of $27.7 million in our consolidated statements of operations in 2003 in connection with this sale. We also recorded a tax benefit of $9.2 million for the reversal of related deferred tax liabilities. Teleflex is leasing the Fall River facility through December 2004, with an option to extend the term to June 30, 2005. We have also entered into transitional services and manufacturing agreements with Teleflex under which each party provides and receives certain services for specified periods of time and fees.

        In November 2001, we sold our Snowden-Pencer line of surgical instruments for $15.9 million in net cash. We recorded a loss of $25.0 million in our consolidated financial statements in connection with this sale.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

        The significant accounting policies and methods used in the preparation of our consolidated financial statements are described in Note A., "Summary of Significant Accounting Policies." The preparation of consolidated financial statements under accounting principles generally accepted in the United States requires us to make certain estimates and judgments that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in our financial statements. Our actual results could differ from these estimates under different assumptions and conditions. We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

  •
  Revenue Recognition;

  •
  Income Taxes;

  •
  Inventories;

  •
  Long-Lived and Intangible Assets;

  •
  Asset Impairments;

  •
  Strategic Equity Investments;

  •
  Other Reserve Estimates; and

  •
  Policies Relating to Tracking Stocks (in effect through June 30, 2003).

Revenue Recognition

        We evaluate revenue from agreements entered into after June 15, 2003 that have multiple elements to determine whether the components of the arrangement represent separate units of accounting as defined in Emerging Issues Task Force, or EITF, Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF 00-21 requires that the delivered items have value to the customer on a standalone basis, there is objective and reliable evidence of fair value of the undelivered items; and delivery or performance is probable and within our control for any delivered items that have a right of return. The determination that multiple elements in an arrangement meet the criteria for separate units of accounting requires judgement.

        We consider the factors or indicators set forth in EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," in deciding whether to record revenue on a gross or net basis. The determination of whether we should recognize revenue on a gross or net basis involves judgement based on the relevant facts and circumstances which relate primarily to whether we act as a principal or agent in the process of generating revenues for the revenue transactions.

        We record revenues from sales of Gengraf, which we co-promote with Abbott Laboratories, on a gross basis, because we meet certain criteria that indicate we act as a principal as set forth in EITF Issue No. 99-19. The cost of purchasing Gengraf from Abbott is recorded as cost of products sold.

        The timing of product shipments and receipts by the customer can have a significant impact on the amount of revenue recognized in a particular period. Also, most of our products, including Cerezyme, Renagel and Synvisc, are sold at least in part through distributors. Inventory in the distribution channel consists of inventory held by distributors, who are our customers, and inventory held by retailers, such as pharmacies and hospitals. Our revenue in a particular period can be impacted by increases or decreases in distributor inventories. If distributor inventories increased to excessive levels, we could experience reduced purchases in subsequent periods, or product returns from the distribution channel due to overstocking, low end-user demand or product expiration.

        We use a variety of data sources to determine the amount of inventory in our United States distribution channel. For Cerezyme, Fabrazyme and Synvisc, we receive data on sales and inventory levels directly from our primary distributors. For Renagel, our data sources include prescription and wholesaler data purchased from external data providers and, in some cases, sales and inventory data received directly from distributors. As part of our efforts to limit inventory held by distributors and to gain improved visibility into the distribution channel, we executed inventory management agreements with our primary Renagel distributors during 2002 and renewed those agreements in 2003. These agreements provide incentives for the distributors to limit the amount of inventory that they carry, and to provide us with specific inventory and sales data.

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

Because the second component is calculated based on the amount of inventory in the distribution channel, our assessment of distribution channel inventory levels impacts our estimated reserve requirements. Our calculation also requires other estimates, including estimates of sales mix, to determine which sales will be subject to rebates and the amount of such rebates. As of December 31, 2003, our reserve for Medicaid and payor rebates was $20.2 million.

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

We record fees paid to our distributors for services as operating expense where the criteria set forth above are met. The fees incurred for these services, of $13.8 million in 2003 and $19.4 million in 2002, were recorded as an operating expense.

Income Taxes

        We use the assets and liability method of accounting for deferred income taxes.

        Our calculation of the income tax provision includes significant estimates, including estimates of income from foreign sales, research and development credits, orphan drug credits, state and foreign income taxes and other permanent items. Changes in estimates are reflected in our tax provision in the period of change. On a quarterly basis throughout the fiscal year, we make our best estimate of the full year impact of these items on our tax rate. We adjust these estimates as required, including a tax return to provision adjustment.

        We record liabilities for income tax contingencies based on our best estimate of the underlying exposures. We are currently under IRS audit for tax years 1996 to 1999. We believe that we have provided sufficient liabilities for all exposures related to this audit. A favorable settlement of this audit may result in a reduction of future tax provisions, and the amount could be signficant. Any such benefit would be recorded upon final resolution of the exam.

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

        We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. The determination of when inventory is ready for commercial sale requires the use of judgement. If a product is not approved for sale, it would likely result in the write-off of the inventory and a charge to earnings. At December 31, 2003, all of our inventories are for products that have been approved for sale.

Long-Lived and Intangible Assets

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

        For products we expect to be commercialized, we capitalize the cost of validating new equipment for the underlying manufacturing process. We begin capitalization when we consider the product to have demonstrated technological feasibility, and end capitalization when the asset is substantially complete and ready for its intended use. Costs capitalized include incremental labor and direct material, and incremental fixed overhead and interest. Determining whether to capitalize validation costs requires judgment, and can have a significant impact on our reported results. Also, if we were unable to successfully validate the manufacturing process for any future product, we would have to write off to current operating expense any validation costs that had been capitalized during the unsuccessful validation process. To date, all of our manufacturing process validation efforts have been successful. As of December 31, 2003, capitalized validation costs, net of accumulated depreciation, were $11.2 million.

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

        As of December 31, 2003, there was approximately $621.9 million of goodwill on our consolidated balance sheet. Effective January 1, 2002, in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangibles," we ceased amortizing goodwill. As of December 31, 2003, there were approximately $895.8 million of net other intangible assets on our consolidated balance sheet. We amortize acquired intangible assets using the straight-line method over their estimated economic lives, which range from 1.25 years to 15 years. Determining the economic lives of acquired intangible assets requires us to make significant judgment and estimates, and can materially impact our operating results.

Asset Impairments

Impairment of Tangible and Intangible Assets, Other Than Goodwill

        We periodically evaluate long-lived assets for potential impairment under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We perform these evaluations whenever events or changes in circumstances suggest that the carrying value of an asset or group of assets is not recoverable. If we believe an indicator of potential impairment exists, we test to determine whether the impairment recognition criteria in SFAS No. 144 have been met. In evaluating long-lived assets for potential impairment, we make several significant estimates and judgments, including:

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

        As a result of our evaluations of long-lived assets, we recorded an impairment charge in 2003 of $8.0 million to write off tangible and intangible assets associated with our decision to discontinue the active marketing, and ultimately, the sale of our FocalSeal product. In 2002, we recorded impairment charges of $14.0 million to write off capitalized engineering and design costs that were specific to a manufacturing facility we were contemplating building in Framingham, Massachusetts and $9.0 million for a manufacturing facility in Haverhill, England that manufactures bulk HA that we determined we no longer required the manufacturing capacity.

Impairment of Goodwill

        Effective January 1, 2002, we adopted SFAS No. 142, which requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. Unlike SFAS No. 121, goodwill impairment tests performed under SFAS No. 142 do not involve an initial test comparing the projected undiscounted cash flows to the carrying amount of goodwill. Instead, SFAS No. 142 requires goodwill be tested using a two-step process. The first step compares the fair value of the reporting unit with the unit's carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, the unit's goodwill may be impaired, and the second step must be completed to measure the amount of the goodwill impairment charge, if any. In the second step, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount is greater than the implied fair value, the carrying value of the goodwill must be written down to its implied fair value. We determine the implied fair value by discounting, to present value, the estimated future cash flow of the reporting unit, which includes various analyses, assumptions and estimates including discount rates, projected results and estimated cash flows.

        We are required to perform impairment tests under SFAS No. 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. For all of our acquisitions, various analyses, assumptions and estimates were made at the time of each acquisition specifically regarding product development, market conditions and cash flows that were used to determine the valuation of goodwill and intangibles. When we perform impairment tests in future years, the possibility exists that changes in forecasts and estimates from those used at the acquisition date could result in impairment charges.

        We completed the annual impairment tests for the $621.9 million of net goodwill related to our reporting units during 2003, and determined that impairment charges were not required. We are required to perform impairment tests under SFAS No. 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable.

        In November 2001, we sold our Snowden-Pencer line of surgical instruments and recorded a loss of $25.0 million. Our subsequent test of the remaining long-lived assets related to the remaining products of our surgical instruments and medical devices business line, which made up the majority of Biosurgery's cardiothoracic reporting unit, under SFAS No. 121, did not indicate an impairment based on the undiscounted cash flows of the business. However, the impairment analysis indicated that the goodwill allocated to Biosurgery's cardiothoracic reporting unit would be impaired if the analysis was done using discounted cash flows, as required by SFAS No. 142. Therefore, in the three months ended March 31, 2002, upon adoption of SFAS No. 142, we tested the goodwill of Biosurgery's cardiothoracic reporting unit in accordance with the transitional provisions of that standard, using the present value of expected future cash flows to estimate the fair value of this reporting unit. We recorded a charge for impairment of goodwill of $98.3 million, which we reflected as a cumulative effect of a change in accounting for goodwill in our consolidated statements of operations in March 2002.

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

        If our review indicates that the decline in value is "other than temporary," we write down our investment to the then current market value and record an impairment charge to our consolidated statements of operations. The determination of whether an unrealized loss is "other than temporary" requires significant judgment, and can have a material impact on our reported results.

        In June 2003, we recorded a $3.6 million impairment charge in connection with our investment in the common stock of ABIOMED, Inc. In 2002, we recorded impairment charges of $15.4 million, including:

  •
  $9.2 million in connection with our investment in the common stock of GTC common stock;

  •
  $3.4 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group; and

  •
  $2.0 million in connection with our investment in the common stock of Dyax.

Given the significance and duration of the declines in the market values of these investments, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments.

        At December 31, 2003, stockholders' equity included $16.4 million of unrealized gains and $3.8 million of unrealized losses related to our investments in equity securities. We believe the losses related to these investments in equity are temporary.

Other Reserve Estimates

        Determining accruals and reserves requires significant judgments and estimates on the part of management. For example, the following reserve estimates had an impact on our financial results:

  •
  in December 2002, in accordance with a separation agreement for one of our employees, we provided $4.2 million primarily associated with the estimated cost of continuation of medical coverage for the employee's family; and

  •
  in August 2001, we made the determination to terminate the transgenic portion of our Pompe program and also became responsible for funding all of the operations of Genzyme AG Research LLC, formerly known as Pharming/Genzyme LLC, which in turn was legally obligated to supply transgenically-derived alpha-glucosidase until the patients currently enrolled in the clinical trial of the product could be transitioned to a CHO-cell product. We accrued $16.8 million as estimated costs to fund our contractual obligation to provide these patients with the transgenic product. In December 2002, we determined that we have sufficient quantities on hand to fulfill our supply obligation to supply the remaining three patients in the clinical trial. As a result, we revised our estimated cost and reversed $5.5 million of amounts in excess of requirements to SG&A in December 2002. Based on our determination that the three remaining patients would be transitioned to a CHO-cell derived product in late 2003 or early 2004 and, as a result, no additional significant costs would be incurred in providing transgenic product to these patients, we reversed the $2.1 million remaining in the reserve to SG&A during 2003.

Policies Relating to Tracking Stocks (in effect through June 30, 2003)

        Through June 30, 2003, we had certain policies that specifically related to our tracking stocks, which are described below. Effective July 1, 2003, in connection with the elimination of our tracking stock structure, we rescinded these policies.

Earnings per Share

        Through June 30, 2003, we calculated earnings per share for each series of stock using the two-class method. To calculate basic earnings per share for each series of stock, we divided the earnings allocated to each series of stock by the weighted average number of outstanding shares of that series of stock during the applicable period. When we calculated diluted earnings per share, we also included in the denominator all potentially dilutive securities outstanding during the applicable period if inclusion of such securities was not anti-dilutive. We allocated our earnings to each series of our common stock based on the earnings attributable to that series of stock. Through June 30, 2003, the earnings attributable to Genzyme General Stock, as defined in our charter, were equal to the net income or loss of Genzyme General determined in accordance with accounting principles generally accepted in the United States, and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies in effect at the time. Earnings attributable to Biosurgery Stock and Molecular Oncology Stock were defined similarly and, as such, were based on the net income or loss of the corresponding division as adjusted for the allocation of tax benefits.

        Effective July 1, 2003, in connection with the elimination of our tracking stock structure, we ceased allocating earnings or losses to Biosurgery Stock and Molecular Oncology Stock. From that date forward, all of our earnings or losses are allocated to Genzyme General Stock. Earnings or losses allocated to Biosurgery Stock and Molecular Oncology Stock prior to July 1, 2003 will remain allocated to those stocks and will not be affected by the elimination of our tracking stock structure.

Allocation of Revenue, Expenses, Assets, and Liabilities

        Our charter set forth which operations and assets were initially allocated to each division and stated that the division would also include all business, products or programs, developed by or acquired for the division, as determined by our board of directors. We then managed and accounted for transactions between our divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. Our charter required that all of our assets and liabilities be allocated among our divisions in a reasonable and consistent manner. Our board of directors retained considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock.

        Allocations to our divisions were based on one of the following methodologies:

  •
  specific identification—assets that were dedicated to the production of goods of a division or which solely benefit a division were allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred in activities which directly benefit a division were allocated to that division. Such specifically identified assets and liabilities included cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs were allocated to that division;

  •
  actual usage—expenses were charged to the division for whose benefit such expenses were incurred. Research and development, sales and marketing and direct general and administrative services were charged to the divisions for which the service was performed on a cost basis. Such charges were generally based on direct labor hours;

  •
  proportionate usage—costs incurred which benefited more than one division were allocated based on management's estimate of the proportionate benefit each division received. Such costs included facilities, legal, finance, human resources, executive and investor relations; or

  •
  board directed—programs and products, both internally developed and acquired, were allocated to divisions by the board of directors. The board of directors also allocated long-term debt and strategic investments.

Income Tax Allocation Policy

        Through June 30, 2003, we calculated the income tax provision of each division as if such division were a separate taxpayer, which included assessing the realizability of deferred tax assets at the division level. Our management and accounting policies in effect at the time provided that if, as of the end of any fiscal quarter, a division could not use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we could allocate the tax benefit to other divisions in proportion to their taxable income without compensating payment or allocation to the division generating the benefit.

RESULTS OF OPERATIONS

        The following discussion summarizes the key factors our management believes are necessary for an understanding of our consolidated financial statements.

REVENUES

        The components of our total revenues are described in the following table:

	2003	2002	2001	03/02 Increase/ (Decrease) % Change	02/01 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Product revenue	$1,563,509	$1,199,617	$1,110,254	30%	8%
Service revenue	130,984	114,493	98,370	14%	16%

Total product and service revenue	1,694,493	1,314,110	1,208,624	29%	9%
Research and development revenue	19,378	15,362	15,006	26%	2%

Total revenues	$1,713,871	$1,329,472	$1,223,630	29%	9%

Product Revenue

        We derive product revenue primarily from sales of:

  •
  Renagel for the reduction of elevated serum levels in end-stage renal disease patients on hemodialysis and bulk sevelamer;

  •
  Therapeutics products, including Cerezyme for the treatment of Gaucher disease, Fabrazyme for the treatment of Fabry disease and Thyrogen, which is an adjunctive diagnostic agent used in the follow-up treatment of patients with well-differentiated thyroid cancer;

  •
  Transplant's therapeutic products for the treatment of immune-mediated diseases, including Thymoglobulin and Lymphoglobuline, each of which induce immunosuppression as a result of T-cell depletion and immune modulation;

  •
  Biosurgery products, including orthopaedic products such as Synvisc, the Sepra line of products, such as Seprafilm and, through June 30, 2003, cardiac device products;

  •
  Diagnostic products; and

  •
  other products, including bulk pharmaceuticals and WelChol, which is an adjunctive therapy for the reduction of LDL cholesterol in patients with primary hypercholesterolemia.

        The following table sets forth our product revenues on a segment basis:

	2003	2002 (1)	2001 (1)	03/02 Increase/ (Decrease) % Change	02/01 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Renal:
Renagel (including sales of bulk sevelamer)	$281,701	$156,864	$176,921	80%	(11)%

Therapeutics:
Cerezyme	733,817	619,184	569,887	19%	9%
Fabrazyme	80,617	26,101	5,793	209%	351%
Thyrogen	43,438	28,270	18,684	54%	51%
Other Therapeutics	1,802	871	1,012	107%	(14)%

Total Therapeutics	859,674	674,426	595,376	27%	13%

Transplant:
Thymoglobulin/Lymphoglobuline	29,953	—	—	N/A	N/A
Other Transplant	14,367	—	—	N/A	N/A

Total Transplant	44,320	—	—	N/A	N/A

Biosurgery:
Synvisc	108,498	89,820	83,333	21%	8%
Sepra products	47,731	39,142	28,781	22%	36%
Other Biosurgery	60,700	98,890	113,213	(39)%	(13)%

Total Biosurgery	216,929	227,852	225,327	(5)%	1%

Diagnostics/Genetics:
Diagnostic Products	88,588	83,065	76,858	7%	8%
Other Diagnostics/Genetics	607	322	131	89%	146%

Total Diagnostics/Genetics	89,195	83,387	76,989	7%	8%

Other product revenue	71,690	57,088	35,641	26%	60%

Total product revenue	$1,563,509	$1,199,617	$1,110,254	30%	8%

(1)
In connection with the elimination of our tracking stock structure and associated changes in how we will review our business going forward, we revised our reportable segments. We have reclassified our 2002 and 2001 segment presentations to conform to the new 2003 segment presentation.

2003 As Compared to 2002

Renal

        In the first quarter of 2003, we obtained reimbursement approval for the 800 mg tablet formulation of Renagel in France, the last major European market where this form of the product had been unavailable. In addition, in March 2003, we began shipping Renagel tablets to the European market from our new manufacturing facility in Waterford, Ireland, upon receiving approval from the EMEA to commence production of Renagel at the plant. In October 2003 we received final approval of this plant from the FDA.

        Worldwide sales of Renagel, including sales of bulk sevelamer, the raw material used to formulate Renagel, increased 80% to $281.7 million for the year ended December 31, 2003, as compared to 2002, primarily due to:

  •
  a $63.1 million increase in net sales, primarily attributable to increased end-user demand in the United States and Europe. Sales of Renagel during 2002 were negatively impacted by reductions in domestic wholesaler inventories of $30.0 million, which were based on management's estimate of end-user demand. There are no similar reductions in 2003;

  •
  $13.1 million of sales of bulk sevelamer to Chugai Pharmaceutical Co., Ltd. for which there were no comparable amounts in 2002. Chugai, together with its partner, Kirin Pharmaceutical Co. Ltd., has the right to develop and market Renagel in Japan, China and other Pacific Rim countries. Chugai launched commercial sales in Japan in June 2003. We will continue supplying bulk sevelamer to Chugai and will receive royalties on net sales of the finished product; and

  •
  $9.7 million of additional revenue primarily attributable to the price increase for Renagel that became effective in February 2003; and

  •
  the average exchange rate for the Euro increased 20% in 2003, which positively impacted sales of Renagel by $9.9 million.

        Sales of Renagel, including sales of bulk sevelamer, are 18% of our total product revenue for 2003 as compared to 13% for 2002. We expect sales of Renagel to increase, driven primarily by the continued adoption of the product by nephrologists worldwide. Renagel competes with several other products and our future sales may be impacted negatively by these products. We discuss these competitors under the heading "Competition" in Part I of this report. In addition, our ability to continue to increase sales of Renagel will be dependent on many other factors, including:

  •
  acceptance by the medical community of Renagel as the preferred treatment for elevated serum phosphorus levels in end-stage renal disease patients on hemodialysis;

  •
  our ability to optimize dosing and improve patient compliance with dosing of Renagel;

  •
  the availability of reimbursement from third-party payors and the extent of coverage, including under the Medicare Prescription Drug Improvement and Modernization Act, and the accuracy of our estimates of the payor mix;

  •
  the results of additional clinical trials for additional indications and expanded labeling;

  •
  the efficiency of our sales force;

  •
  our ability to manufacture sufficient quantities of product to meet demand and to do so at a reasonable price; and

  •
  the content and timing of our submissions to and decisions made by regulatory authorities.

        Lastly, our ability to effectively manage wholesaler inventories and the levels of compliance with the inventory management programs we implemented with our wholesalers in 2002 and renewed in 2003, could impact the revenues that we record from period to period.

Therapeutics

        The increase in our Therapeutics product revenue for 2003, as compared to 2002, is primarily due to continued growth in sales of Cerezyme, Fabrazyme and Thyrogen.

        The growth in sales of Cerezyme for 2003, as compared to 2002, is attributable to our continued identification of new Gaucher disease patients, particularly internationally, where unit sales of Cerezyme increased 17% from 2002. Our price for Cerezyme has remained consistent period to period.

The growth in sales of Cerezyme was also positively impacted by the weakened U.S. Dollar against the Euro. During 2003, the U.S. Dollar weakened against the Euro by 20% on average, as compared to 2002. This positively impacted sales by $43.0 million.

        Our results of operations are highly dependent on sales of Cerezyme and a reduction in revenue from sales of this product would adversely affect our results of operations. Sales of Cerezyme were 47% of our total product revenue in 2003, as compared to 52% for 2002. Revenue from Cerezyme would be impacted negatively if competitors developed alternative treatments for Gaucher disease and the alternative products gained commercial acceptance. Although orphan drug status for Cerezyme, which provided us with exclusive marketing rights for Cerezyme in the United States, expired in May 2001, we continue to have patents protecting our method of manufacturing Cerezyme until 2010 and the composition of Cerezyme as made by that process until 2013. The expiration of market exclusivity and orphan drug status will likely subject Cerezyme to increased competition, which may decrease the amount of revenue we receive from this product or the growth of that revenue. We are aware of companies that have initiated efforts to develop competitive products, and other companies may do so in the future. We discuss these competitors under the heading "Competition" in Part I of this report.

        The increase in sales of Fabrazyme in 2003, as compared to 2002, is primarily attributable to:

  •
  growth in European sales of Fabrazyme, which increased 132% to $59.0 million resulting from our continued program to educate European physicians about Fabry disease and Fabrazyme; and

  •
  $19.5 million of additional sales resulting from the launch of Fabrazyme in the United States during the second quarter of 2003.

        The increase in sales of Thyrogen in 2003, as compared to 2002, is attributable to increased market penetration, particularly in Europe, where sales increased 94% to $17.1 million for 2003 as compared to 2002.

Transplant

        Transplant's product revenue for 2003 reflects sales beginning on September 11, 2003, the day on which we began including the results of operations of SangStat in our consolidated financial statements. Other Transplant revenues for 2003 include $13.1 million of sales of Gengraf, which we co-promote with Abbott Laboratories under an agreement which expires on December 31, 2004.

Biosurgery

        Biosurgery's product revenue decreased 5% to $216.9 million in 2003 as compared to 2002. The decrease is primarily due to the absence of revenues from our line of cardiac device products following our sale of this product line in June 2003. Revenues from sales of cardiac device products was $40.2 million for the first half of 2003 (through the date of disposition) as compared to $80.1 million of the full year in 2002. This decrease was partially offset by a 21% increase to $108.5 million in sales of Synvisc, primarily due to increased utilization of the product within the existing customer base as well as the creation of new accounts. We are aware of several competitive viscosupplementation products on the market and in development that could adversely affect our sales of Synvisc in the future. We discuss these competitors under the heading "Competition" in Part I of this report. Additionally, sales of Sepra products increased 22% to $47.7 million for 2003, primarily due to increased market penetration.

Diagnostics/Genetics

        Diagnostics/Genetics product revenue increased 7% for 2003 as compared to 2002. The increase is primarily attributable to an 18% increase in sales of point of care rapid diagnostic tests for pregnancy and infectious diseases to $26.4 million, and a 2% increase in the combined sales of infectious disease testing products, HDL and LDL cholesterol testing products to $62.2 million. This increase was partially offset by the expiration of our royalty agreement with Techne on June 30, 2003, which resulted in a decrease in royalty revenue to $3.3 million in 2003, as compared to $6.0 million in 2002. There will be no such royalty revenue recorded in future periods.

Other Product Revenue

        The increase in Other product revenue for 2003, as compared to 2002, is primarily attributable to an increase in bulk sales of and royalties earned on sales of WelChol, and an increase in sales of bulk pharmaceuticals. Bulk sales of and royalties earned on WelChol increased to $36.3 million as a result of sales to our U.S. marketing partner, Sankyo Pharma, Inc., which has experienced continued market growth of the product in the United States. Sales of bulk pharmaceuticals increased 17% to $35.3 million primarily due to increased demand for liquid crystals.

2002 As Compared to 2001

Renal

        Sales of Renagel were 13% of our total product revenue for the year ended December 31, 2002 as compared to 16% of our total product revenue for the year ended December 31, 2001. Sales of Renagel for the year ended December 31, 2002 declined 11% compared to the year ended December 31, 2001 primarily due to a reduction in domestic wholesaler inventory levels of approximately $30.0 million, based on management's estimates of end-user demand.

Therapeutics

        The increase in Therapeutics product revenue for the year ended December 31, 2002 as compared to December 31, 2001 was primarily due to continued growth in sales of Cerezyme, Fabrazyme and Thyrogen.

        Sales of Cerezyme were 52% of our total product revenue for the year ended December 31, 2002 as compared to 51% of our total product revenue for the year ended December 31, 2001. The growth in sales of Cerezyme for 2002 primarily was attributable to our continued identification of new Gaucher disease patients worldwide, particularly in Europe, resulting from significant investment in our global sales and marketing infrastructure. The growth in European sales of Cerezyme for the period was positively impacted by the weakened U.S. Dollar against the Euro. The U.S. Dollar weakened against the Euro by 5% on average, which positively impacted sales of Cerezyme by $10.6 million.

        Fabrazyme sales in Europe increased more than 100% to $26.1 million partially due to the introduction to several new markets in Europe and our continued program to educate European physicians about Fabry disease and Fabrazyme. The increase also reflects the fact that 2002 was the first full year of sales of Fabrazyme, which was launched in Europe in August 2001.

        Thyrogen sales increased 51% to $28.3 million primarily due to increased market penetration, particularly in Europe, where sales increased 147% to $8.8 million. Thyrogen was launched in Europe during the fourth quarter of 2001.

Biosurgery

        Biosurgery's product revenue increased 1% to $227.9 million in 2002 as compared to 2001. The increase is primarily due to:

  •
  an 8% increase in sales of Synvisc to $89.8 million primarily due to increased utilization of the product within the existing customer base as well as new accounts; and

  •
  a 36% increase in sales of Sepra products to $39.1 million primarily due to increased market penetration.

These increases were offset by a 13% net decrease in sales of Other Biosurgery products to $98.9 million primarily due to:

  •
  a 7% decrease in sales of hyaluronan-based products to $12.8 million; and

  •
  a 7% decrease in revenue from sales of surgical closures to $17.6 million resulting from our withdrawal of certain commodity suture lines in Europe during the first half of 2001.

These decreases were offset, in part, by a 4% increase in sales of cardiac device products to $71.7 million primarily due to a 15% increase in the combined sales of our FocalSeal product and instruments for minimally-invasive and off-pump cardiac surgery to $17.0 million and a 10% increase in the revenues from sales of fluid management systems to $32.4 million due to a change in the buying pattern of the distributors.

Diagnostics/Genetics

        Diagnostics/Genetics product revenue increased 8% to $83.4 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001. The increase was primarily attributable to:

  •
  a 2% increase in the combined sales of infectious disease testing products, HDL and LDL cholesterol testing products and royalties on product sales by Techne to $60.7 million; and

  •
  a 31% increase in sales of point of care rapid diagnostic tests for pregnancy and infectious diseases to $22.3 million, primarily due to a full year of sales of additional tests we obtained through our acquisition of Wyntek in June 2001.

Other Product Revenue

        The increase in Other product revenue for 2002, as compared to 2001, is primarily attributable to an increase in bulk sales of and royalties earned on sales of WelChol. Bulk sales of and royalties earned on WelChol increased to $27.0 million as a result of sales to our U.S. marketing partner, Sankyo Pharma, Inc., which has experienced continued market growth of the product in the United States.

Service Revenue

        We derive service revenue from three principal sources:

  •
  genetic testing services, which are included in our Diagnostics/Genetics reporting segment;

  •
  sales of Carticel for the treatment of cartilage damage and Epicel for the treatment of severe burns, both of which are included under the caption "Other Biosurgery"; and

  •
  reimbursed expenses from our Synvisc distribution partner.

        The following table sets forth our service revenues on a segment basis:

	2003	2002	2001	03/02 Increase/ (Decrease) % Change	02/01 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Biosurgery	$29,317	$24,770	$23,614	18%	5%
Diagnostics/Genetics	101,540	89,423	74,056	14%	21%
Other	124	300	700	(59)%	(57)%
Corporate	3	—	—	N/A	N/A

Total service revenue	$130,984	$114,493	$98,370	14%	16%

2003 As Compared to 2002

        Service revenue attributable to our Biosurgery segment increased 18% to $29.3 million in 2003, as compared to 2002, primarily due to $6.2 million of reimbursed expenses, classified as revenue, from our Synvisc distribution partner in 2003, as compared to $1.5 million in 2002.

        Service revenue attributable to our Diagnostics/Genetics segment increased 14% to $101.5 million in 2003 as compared to 2002. This increase is primarily attributable to:

  •
  increased sales of molecular genetics (DNA) testing services, primarily due to growth in the cystic fibrosis screening and diagnosis market;

  •
  increased sales of cancer testing services; and

  •
  continued growth in the prenatal screening market.

2002 As Compared to 2001

        Service revenue attributable to our Biosurgery reporting segment increased 5% to $24.8 million in 2002, as compared to 2001, primarily due to $1.5 million of reimbursed expenses, classified as revenue, from our Synvisc distribution partner in 2002.

        Diagnostics/Genetics service revenue increased 21% to $89.4 million in 2002, as compared to the prior year, due to increased sales of genetic testing services. This increase was primarily attributable to expanded presence in the prenatal screening market.

International Product and Service Revenue

        A substantial portion of our revenue was generated outside of the United States. A majority of these revenues were attributable to sales of Cerezyme. The following table provides information regarding the change in international product and service revenue as a percentage of total product and service revenue during the periods presented:

	2003	2002	2001	03/02 Increase/ (Decrease) % Change	02/01 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
International product and service revenue	$741,757	$523,981	$445,211	42%	18%
% of total product and service revenue	44%	40%	37%

2003 As Compared to 2002

        The increase in international product and service revenue as a percentage of total product and service revenue for 2003, as compared to 2002, is primarily due to:

  •
  a 45% increase in the combined international sales of Renagel, Cerezyme and Fabrazyme to $578.4 million; and

  •
  an increase in the average exchange rate for the Euro of 20%, which positively impacted sales by $63.0 million.

        International sales of Renagel increased 102% to $87.8 million for 2003, primarily due to:

  •
  the expansion of the worldwide Renagel sales force;

  •
  favorable promotion of published clinical data that has increased international adoption of the product, particularly in Europe, where unit sales increased from period to period; and

  •
  an increase in the average exchange rate of the Euro of 20%, which positively impacted sales of Renagel by $9.9 million.

        International sales of Cerezyme increased 31% to $429.5 million, primarily due to:

  •
  an increase of 17% in international unit sales;

  •
  $5.0 million of sales recorded in the third quarter of 2003 as a result of the successful completion of a bulk sale of Cerezyme to a customer in Eastern Europe under a contractual agreement that is referred to as a tender; and

  •
  an increase in the average exchange rate of the Euro of 20%, which positively impacted sales by $43.0 million.

        These increases were offset, in part, by $5.1 million of additional liabilities in 2003, arising from the U.K. Competition Appeal Tribunal's decision regarding Cerezyme pricing in the United Kingdom.

        International sales of Fabrazyme increased 134% to $61.1 million for 2003, primarily due to:

  •
  our continued program to educate European physicians about Fabry disease and Fabrazyme; and

  •
  an increase in the average exchange rate of the Euro of 20%, which positively impacted sales by $7.6 million.

2002 As Compared to 2001

        International product and service revenue as a percent of total product and service revenue increased in the year ended December 31, 2002, as compared to the year ended December 31, 2001, due to:

  •
  the overall increase in international product and service sales;

  •
  an approximate $13.9 million positive impact on sales resulting from an approximate 5% increase in the average exchange rate of the Euro; and

  •
  a 28%, or $43.4 million decrease in net Renagel sales in the U.S.

        International sales of Renagel increased 116% to $43.5 million for the year ended December 31, 2002 as compared to $20.1 million for 2001. The increase in international sales of Renagel for the year ended December 31, 2002 as compared to 2001 is primarily due to:

  •
  the ongoing launch of Renagel tablets in Europe in 2002, and

  •
  the expansion of the Renagel sales force in Europe.

        International sales of Cerezyme increased 11% to $328.7 million for the year ended December 31, 2002 as compared to $297.5 million in 2001. The increase in international sales of Cerezyme for the year ended December 31, 2002 as compared to 2001 is primarily due to:

  •
  a 6% increase in international unit sales; and

  •
  an approximate 5% increase in the average exchange rate of the Euro, which positively impacted sales by $10.6 million.

        International sales of Fabrazyme increased 351% to $26.1 million for the year ended December 31, 2002 as compared to $5.8 million for 2001. The increase in international sales of Fabrazyme for the year ended December 31, 2002 as compared to 2001 is primarily due to:

  •
  the fact that 2002 was the first full year of sales of Fabrazyme;

  •
  the introduction of Fabrazyme into several new markets in Europe in 2002; and

  •
  our continued program to educate European physicians about Fabry disease and Fabrazyme.

Research and Development Revenue

        The following table sets forth our research and development revenue on a segment basis:

	2003	2002	2001	03/02 Increase/ (Decrease) % Change	02/01 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Therapeutics	$1	$834	$1,230	(100)%	(32)%
Biosurgery	7,046	285	5	2,372%	5,600%
Other	9,245	11,282	10,426	(18)%	8%
Corporate	3,086	2,961	3,345	4%	(11)%

Total research and development revenue	$19,378	$15,362	$15,006	26%	2%

        For 2003, research and development revenue attributable to our Biosurgery reporting segment is primarily due to:

  •
  $2.0 million of reimbursements received from a partner for development projects associated with Synvisc;

  •
  a $2.3 million milestone payment received from our Hylaform distribution partner in connection with filing for marketing approval for Hylaform in the United States; and

  •
  $2.7 million of other milestone revenue earned in 2003 related to payments received from our Hylaform distribution partner and recorded as deferred revenue in 2002.

        For 2003, 2002 and 2001, Other research and development revenue includes revenue derived primarily from the following sources:

  •
  technology access fees received from Purdue Pharma, L.P. and Kirin Brewery Company, Ltd., which are recognized over the course of the associated research programs; and

  •
  research we performed on behalf of Purdue and Kirin.

The contract under which we performed research and development for Purdue expired by its terms in 2003. Accordingly, this will not be a source of revenue in 2004.

MARGINS

        The components of our total margins are described in the following table:

	2003	2002	2001	03/02 Increase/ (Decrease) % Change	02/01 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Product margin	$1,163,548	$889,983	$802,829	31%	11%
% of total product revenue	74%	74%	72%
Service margin	$55,301	$47,918	$42,197	15%	14%
% of total service revenue	42%	42%	43%
Total product and service gross margin	$1,218,849	$937,901	$845,026	30%	11%
% of total product and service revenue	72%	71%	70%

2003 As Compared to 2002

Product Margin

        Our overall product margin increased $273.6 million, or 31%, in 2003, as compared to 2002, primarily due to a $315.9 million, or 35%, increase in the combined sales of Renal, Therapeutics and Diagnostics/Genetics products as well as the introduction of sales of our newly acquired SangStat products beginning in September 2003.

        Product margin for our Renal reporting segment increased 75% in 2003, as compared to 2002. The increase is primarily due to a 71% increase in sales of Renagel, which was partially offset by $13.1 million in sales of bulk sevelamer, a lower margin product, to our Asian marketing partners, and an increase in the rebate reserve for the product corresponding to an increase in our estimates of the percentage of patients being reimbursed by government programs. Sales of Renagel (including sales of bulk sevelamer) increased 80% in 2003.

        Product margin for our Therapeutics reporting segment increased 28% in 2003, as compared to 2002. The increase is primarily due to a 19% increase in sales of Cerezyme, a 209% increase in sales of Fabrazyme and a 54% increase in sales of Thyrogen in 2003. The increase in Therapeutics product margin for 2003 is offset, in part, by the write off of $2.3 million of Cerezyme finished goods due to production issues, for which there is no similar charge in 2002.

        Product margin for our Biosurgery reporting segment increased 5% in 2003, as compared to 2002. The increase is primarily due to a 21% increase in sales of Synvisc and a 22% increase in sales of Sepra products, which were partially offset by a 39% decrease in Other Biosurgery product revenue resulting from the sale to Teleflex of substantially all of the assets related to our cardiac device business.

        Product margin for our Diagnostics/Genetics reporting segment increased 35% in 2003, as compared to 2002. The increase is primarily due to a 7% increase in sales of diagnostic products and a 7% decrease in cost of products sold. The decrease in the cost of products sold in 2003 is primarily attributable to a charge of $2.9 million recorded in 2002 for the closure of a diagnostic products manufacturing facility in San Carlos, California, for which there is no comparable charge in 2003.

Service Margin

        Service margin for our Biosurgery reporting segment increased 45% in 2003, as compared to 2002, primarily due to a 317% increase in service revenue related to Synvisc in 2003. These increases were a result of the classification of $6.2 million of reimbursed expenses from our Synvisc distribution partner as service revenue in 2003, compared to $1.5 million of reimbursed expenses in 2002.

        Service margin for our Diagnostics/Genetics reporting segment increased 8% in 2003, as compared to 2002, primarily due to a 22% increase in the combined sales of our molecular genetics (DNA) and cancer testing services.

2002 As Compared to 2001

Product Margin

        The 11% increase in product margin for 2002, as compared 2001, was primarily attributable to an 8% increase in product revenue offset in part by a 1% increase in the cost of products sold. The improved product margin was primarily attributable to an increase in sales of higher margin Therapeutics products such as Cerezyme, Fabrazyme and Thyrogen.

        Product margin for the Renal reporting segment was flat for the year ended December 31, 2002 as compared to the year ended December 31, 2001. This was primarily due to the fact that the year over year decline in sales of Renagel was offset by a corresponding decline in production costs. The decline in sales of Renagel was impacted by several factors including a reduction in wholesaler inventory levels of approximately $30 million based on our management's estimate of end-user demand. The decline in production costs for Renagel was primarily due to lower raw material costs based on volume purchases. In addition, cost of products sold for Renagel for the year ended December 31, 2001 includes $8.2 million of charges incurred in the first half of 2001 relating to the increased basis of inventory obtained in connection with our acquisition of GelTex, for which there are no comparable amounts in the year ended December 31, 2002.

        Driven by the increase in sales in Therapeutics products, product margin for Therapeutics products increased 14% for the year ended December 31, 2002 as compared to the year ended December 31, 2001.

        Product margin for Diagnostics/Genetics decreased 9% in 2002, as compared to 2001, primarily due to an increase in the cost of diagnostic products sold in 2002, as compared to 2001. The increase in cost of diagnostic products sold was partially attributable to a charge of $2.9 million recorded in 2002 for the planned closure of a diagnostic products manufacturing facility in San Carlos, California.

        Product margin for our Biosurgery reporting segment increased 18% in 2002, as compared to 2001, primarily due to a $2.5 million increase in product sales and a $16.7 million decrease in cost of products sold. Costs of products sold in 2001 includes $11.3 million of costs related to our December 18, 2000 acquisition of Biomatrix, for which there are no comparable amounts in 2002. As part of the Biomatrix acquisition, we adjusted the acquired inventory to fair value, resulting in an increase of $11.3 million. In June 2001, we acquired the remaining 78% of the outstanding shares of Focal common stock not previously acquired. As part of the Focal acquisition, we adjusted the acquired inventory to fair value and amortized the adjustment to cost of products sold as the acquired inventory was sold, of which $2.4 million was amortized in 2002 and $1.4 million was amortized in 2001.

Service Margin

        Service margin for our Biosurgery reporting segment decreased 4% in 2002, as compared to 2001, primarily due to a 13% decrease in sales of Epicel skin grafts to $4.5 million and to a 12% increase in cost of services to $14.3 million.

        Service margin for our Diagnostics/Genetics reporting segment increased in 2002, as compared to 2001, primarily due to increased sales of our molecular genetics (DNA) and cancer testing services. Service margin as a percentage of service revenue for 2002, as compared to 2001, remained flat. This was attributable to a 21% increase in service revenue, driven primarily by increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu serving the oncology market, offset by a 21% increase in the cost of services sold for the same period.

OPERATING EXPENSES

2003 As Compared to 2002

Selling, General and Administrative Expenses

        SG&A increased $81.9 million, or 19% to $520.0 million in 2003 as compared to $438.0 million in 2002, primarily due to:

  •
  an increase of $13.4 million in SG&A for Renagel primarily due to selling and marketing activities related to increased market penetration for Renagel in Europe;

  •
  an increase of $28.0 million in SG&A for Therapeutics products, including:

  •
  $11.8 million attributable to our increased market penetration for Fabrazyme in Europe and the launch of the product in the United States during the second quarter of 2003;

  •
  $10.3 million attributable to an increase in expenditures related to other Therapeutics selling initiatives; and

  •
  $5.8 million of additional liabilities in 2003, arising from the U.K. Competition Appeal Tribunal's decision regarding Cerezyme pricing in the United Kingdom.

  •
  the addition of $11.8 million of SG&A for Transplant due to the acquisition of SangStat in September 2003 for which there are no comparable amounts in 2002;

  •
  an increase of $12.3 million in SG&A for Biosurgery, including:

  •
  an increase of $4.7 million associated with the costs of reimbursed expenses, classified as revenue, from our Synvisc distribution partner;

  •
  an increase of $3.9 million related to the creation of a sales force and an increase in sales operations in France in 2003 as we began to sell Synvisc directly to customers rather than through a distributor effective January 1, 2003; and

  •
  a $2.0 million charge for exit costs related to a leased facility in Lexington, Massachusetts due to our discontinuation of active marketing, and ultimately, the sale of our FocalSeal product line.

  •
  an increase of $8.6 million in SG&A for Diagnostics/Genetics, primarily due to increased administrative costs for our genetic testing business;

  •
  an increase of $7.3 million in Other SG&A, primarily due to an increase in spending for our cardiac science and drug discovery and development businesses; and

  •
  an increase of $14.5 million in Corporate SG&A, primarily due to increased consulting, relocation and severance expenses.

These increases were offset by a decrease of $14.0 million in spending for Biosurgery's cardiac device business resulting from the sale to Teleflex of substantially all of the tangible and intangible assets directly associated with this business in June 2003. SG&A for Biosurgery includes $9.9 million of costs related to exiting the cardiac devices business in 2003.

        In 2003, the three remaining patients in the clinical trial for human transgenic alpha-glucosidase were transitioned to a CHO-cell derived product and, as a result, we no longer required an accrual for costs related to our legal obligation associated with providing transgenic products to these patients. During 2003, we reversed the $2.1 million remaining in the reserve to SG&A related to Therapeutics.

The following table shows the reserve for our contractual obligation to provide transgenic product. As of December 31, 2003, the remaining reserve was fully reversed (amounts in thousands):

Initial commitment to fund the operations of the transgenic program	$16,807
Payments in 2001	(2,683)

Balance at December 31, 2001	14,124
Payments in 2002	(6,031)
Revision of estimate	(5,497)

Balance at December 31, 2002	2,596
Payments in 2003	(491)
Revision of estimate	(2,105)

Balance at December 31, 2003	$—

Research and Development Expenses

        Research and development expenses increased $26.8 million, or 9%, to $335.3 million in 2003, as compared to $308.5 million in 2002, primarily due to:

  •
  a $15.7 million increase in spending on Therapeutics research and development programs including $4.3 million resulting from the consolidation of Kallikrein LLC, our joint venture with Dyax for the development of DX-88 for the potential treatment of hereditary angioedema, or HAE, and other chronic inflammatory diseases;

  •
  a $5.1 million increase due to the addition of our Transplant reporting segment upon our acquisition of SangStat in September 2003, for which there are no comparable amounts in 2002;

  •
  a $5.4 million increase in spending on Biosurgery's orthopaedics business product development programs, particularly clinical trials for other indications for Synvisc;

  •
  a $16.7 million increase in other research and development related to cardiovascular development programs, particularly cardiac cell therapy, as a result of clinical trials initiated in November 2002; and

  •
  an $11.4 million increase in spending for Corporate research and development efforts related to our corporate science activities that we do not allocate to our reporting segments.

        These increases were partially offset by:

  •
  a $16.3 million decrease in spending on Biosurgery's cardiac device product development programs as a result of the sale to Teleflex;

  •
  a $5.4 million decrease in spending on Biosurgery's biosurgical specialties business product development programs, particularly clinical trials for Sepragel spine, which were terminated in 2002; and

  •
  a $6.1 million planned reduction in other research and development spending for oncology research and development programs.

        The $15.7 million net increase in spending for Therapeutics research and development programs includes a $26.5 million increase primarily due to the increased spending on Therapeutics research and development programs, partially offset by $10.8 million of additional research and development expenses in 2002, for which there are no comparable amounts during 2003. The $10.8 million consisted primarily of $8.8 million to reflect bulk product purchases and contract cancellation charges resulting from canceling our manufacturing contract for the clinical development of the enzyme replacement therapy for Pompe disease produced using the CHO cell line licensed from Synpac (North Carolina) Inc.

2002 As Compared to 2001

Selling, General and Administrative Expenses

        SG&A increased 3% to $438.0 million in 2002, as compared to $424.6 million in 2001, despite the inclusion of $43.1 million of additional charges in 2001 for which there are no comparable amounts in 2002. SG&A for 2001 includes:

  •
  charges of $27.0 million resulting from Pharming Group's August 2001 decision to file for and operate under a court supervised receivership;

  •
  $9.1 million of costs attributable to the sale of our former Snowden-Pencer line of surgical instruments and to efforts within Biosurgery to streamline and consolidate selling activities in 2002; and

  •
  $5.5 million of costs associated with the consolidation of Biosurgery's European operations.

        SG&A increased by $56.5 million or 15% in 2002 as compared to 2001, primarily due to:

  •
  a $41.8 million increase in selling and marketing costs for Renagel;

  •
  a $19.2 million increase in SG&A for Therapeutics products, of which $11.7 million is attributable to an increase in expenditures related to our increased market penetration for Fabrazyme in Europe; $4.9 million is attributable to an increase in expenditures to support increased sales of Cerezyme; and $2.5 million is attributable to a charge recorded in September 2002 to write down accounts receivable for Cerezyme in Argentina;

  •
  a $2.6 million charge for severance costs related to Biosurgery's cardiothoracic business, for which there were no comparable amounts in 2001;

  •
  a $10.3 million increase in SG&A for Diagnostics/Genetics, of which $2.5 million is attributable to a full year of operations of Wyntek which we acquired in June 2001, and $5.4 million is attributable to increased general and administrative costs for our genetic testing business; and

  •
  a $5.7 million increase in Corporate legal costs related to ongoing regulatory matters and intellectual property disputes.

        The increases in SG&A were offset in part by a net decrease of approximately $17.6 million attributable to Corporate administrative activities that we do not specifically allocate to a particular segment. In addition, we revised our estimated cost of commitment to fund the operations of the transgenic program and reversed $5.5 million of the amounts in excess of the requirements to SG&A for our Therapeutics reporting segment in December 2002.

Research and Development Expenses

        Research and development expenses increased 17% to $308.5 million in 2002, as compared to 2001. The increase was primarily due to an increase of $45.5 million in spending for Therapeutics products, of which:

  •
  $34.1 million is primarily attributable to an increase in spending related to our Pompe development programs, and includes the addition of spending related to our acquisition of Novazyme; and

  •
  $10.6 million related to an increase in spending on Therapeutics research initiatives.

The increases to Therapeutics products research and development expenses were partially offset by a net decrease of $3.0 million on the combined research and development spending of all other Therapeutics products.

        Also contributing to the 17% increase in research and development expenses for 2002, as compared to 2001, was:

  •
  a $4.6 million increase in the cost of post-marketing clinical development efforts for Renagel;

  •
  a $4.9 million increase in spending on Biosurgery's development programs, including a $2.8 million increase in expenses related to other indications for Synvisc and a $2.1 million increase in expenses related to our Hylaform development program.

The increases to research and development expenses were offset by a net decrease of $9.4 million attributable to Corporate research and development activities that we do not specifically allocate to a particular segment.

Amortization of Intangibles

        The increase in amortization of intangibles to $80.3 million for the year ended December 31, 2003, as compared to $70.3 million for the year ended December 31, 2002, is primarily due to the amortization of the intangible assets acquired in connection with our acquisition of SangStat in September 2003, which resulted in $10.6 million of amortization expense during 2003.

        Amortization of intangibles expense decreased to $70.3 million in 2002 as compared to 2001 primarily due to our adoption of SFAS No. 142 in January 2002. SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. In accordance with the provisions of SFAS No. 142, we ceased amortizing goodwill as of January 1, 2002. The following table presents the impact SFAS No. 142 would have had on our amortization of intangibles expense had the standard been in effect for the year ended December 31, 2001 (amounts in thousands):

	For the Year Ended December 31, 2001
	As Reported	Goodwill Amortization Adjusted	As Adjusted
Amortization of intangibles	$121,124	$(52,541)	$68,583

Purchase Of In-Process Research and Development

        In connection with five of our acquisitions since 2000, we have acquired various IPR&D projects. Substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technological feasibility. In addition, once research is completed, each product acquired from SangStat, Novazyme, GelTex and Biomatrix will need to complete a series of clinical trials, and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue. We cannot give assurances that these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially affected.

SangStat

        In connection with our acquisition of SangStat in September 2003, we acquired IPR&D related to two projects, RDP58 and cyclosporine capsule. RDP58 is a novel inhibitor of several inflammatory cytokines. In Europe, SangStat completed Phase IIa clinical trials for RDP58 and announced preliminary results in April 2003. The Phase II trials were prospective, randomized, blinded trials in patients with mild-to-moderate ulcerative colitis (UC) or Crohn's disease. Endpoints in each disease were response and remission. In UC, RDP58 achieved statistically significant response and remission compared with a placebo. In Crohn's disease, there was no statistically significant response or remission compared with a placebo. Cyclosporine capsule is a novel smaller size formulation of the product which is awaiting marketing approval in one country in Europe. As of the acquisition date, neither project had reached technological feasibility nor had an alternative future use. Accordingly, we allocated to IPR&D, and charged to expense in our consolidated statements of operations in September 2003, $158.0 million, representing the portion of the purchase price attributable to these two projects, of which $138.0 million is attributable to RDP58 and $20.0 million is attributable to cyclosporine capsule.

        Management assumes responsibility for determining the IPR&D valuation. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached technological feasibility. We used a discount rate of 13% and cash flows which have been probability adjusted to reflect the risks of advancement through the product approval process. In estimating future cash flows, we also considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D projects and adjusted future cash flows for a charge reflecting the contribution to value of these assets.

        As of December 31, 2003, we estimated that it will take approximately four years and an investment of approximately $100 million to complete the development of, obtain approval for and commercialize the first product based on the RDP58 technology. The development of cyclosporine capsules is substantially complete; however, the product has not yet been approved for sale. We currently estimate that the remaining costs to obtain approval for and commercialize cyclosporine capsules are not significant because we are awaiting marketing approval for the product in one country in Europe.

Novazyme

        In September 2001, in connection with our acquisition of Novazyme, we acquired a technology platform that we believe can be leveraged in the development of treatments for various LSDs. As of the acquisition date, the technology platform had not achieved technological feasibility and would require significant further development to complete. Accordingly, we allocated to IPR&D and charged to expense $86.8 million, representing the portion of the purchase price attributable to the technology platform. We recorded this amount as a charge to expense in our consolidated statements of operations for the year ended December 31, 2001.

        The platform technology is specific to LSDs and there is currently no alternative use for the technology in the event that it fails as a platform for enzyme replacement therapy for the treatment of LSDs. As of December 31, 2003, we estimated that it will take approximately four to eight years and an investment of approximately $100 million to $125 million to complete the development of, obtain approval for and commercialize the first product based on this technology platform.

Wyntek

        In June 2001, in connection with our acquisition of Wyntek, we allocated approximately $8.8 million of the purchase price to IPR&D. We recorded this amount as a charge to expense in our consolidated statements of operations for the year ended December 31, 2001. We estimated the fair value assigned to purchased IPR&D by discounting, to present value, the cash flows expected to result from the project once it has reached technological feasibility. We applied a discount rate of 25% to estimate the present value of these cash flows, which is consistent with the risks of the project. The value assigned to purchased IPR&D was the amount attributable to the efforts of Wyntek up to the time of acquisition. There are no alternative uses for the in-process program in the event that the program fails in clinical trials or is otherwise not feasible.

        Wyntek was developing a cardiovascular product to rapidly measure the quantitative levels of cardiac marker proteins. In 2003, we cancelled our cardiac and stroke quantitative point-of-care rapid test development programs. No further development is planned for these programs.

GelTex

        In December 2000, in connection with our acquisition of GelTex, we allocated approximately $118.0 million of the purchase price to IPR&D, which we recorded as a charge to expense in our consolidated statements of operations for the year ended December 31, 2000. As of December 31, 2003, the technological feasibility of the projects had not yet been reached and no significant departures from the assumptions included in the valuation analysis had occurred. In 2003, we cancelled our polymer development program. No further development is planned for this program.

Biomatrix

        In connection with our acquisition of Biomatrix in December 2000, we allocated approximately $82.1 million to IPR&D, which we recorded as a charge to expense in our consolidated statements of operations for the year ended December 31, 2000. As of December 31, 2003, the technological feasibility of the Biomatrix IPR&D projects had not yet been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Charge for Impairment of Goodwill

        In connection with our assessment of the value of our Biosurgery reporting unit and the elimination of our tracking stock structure, we determined that the fair value of Biosurgery's net assets was lower than their carrying value, indicating a potential impairment of the goodwill allocated to Biosurgery's orthopaedics reporting unit, which resulted from our acquisition of Biomatrix in December 2000. Based on our analysis, we have concluded that the goodwill assigned to Biosurgery's orthopaedics reporting unit is fully impaired. Accordingly, we recorded a charge for impairment of goodwill of $102.8 million in our consolidated statements of operations in June 2003 to write off the goodwill allocated to Biosurgery's orthopaedics reporting unit.

Charge for Impaired Assets

        In connection with the sale of assets to Teleflex, we tested the carrying value of our manufacturing facility in Fall River, Massachusetts in June 2003 to determine whether the impairment recognition criteria had been met. In evaluating the facility for impairment, we considered the risks associated with the eventual sale of this facility, including the probability of finding a buyer for the facility, the amount of time that would likely be required to market and complete the sale of the facility and the estimated range of net proceeds that we could expect to receive. Our impairment analysis indicated that the carrying value for the Fall River facility would not be fully recoverable. As a result of this assessment, we recorded a charge for impaired asset of $2.9 million in our consolidated statements of operations in June 2003 to write down the carrying value of the Fall River facility to its estimated fair value.

        In 2003, we discontinued the active marketing, and ultimately, the sale of our FocalSeal product. In connection with the discontinuation of this product, we tested the carrying value of the assets associated with the product to determine whether the impairment recognition criteria had been met. Our impairment analysis indicated that the carrying value of these assets would not be fully recoverable. As a result of this assessment, we recorded total charges of $14.3 million in our consolidated financial statements in 2003 to write off the tangible and intangible assets associated with our FocalSeal product.

        During 2001, we began constructing a recombinant protein manufacturing facility adjacent to our existing facilities in Framingham, Massachusetts. During the quarter ended December 31, 2001, we suspended development of this site in favor of developing the manufacturing site we acquired from Pharming N.V. in Geel, Belgium. Throughout 2002, we considered various alternative plans for use of the Framingham manufacturing facility, including contract manufacturing arrangements, and whether the $16.8 million of capitalized engineering and design costs for this facility would be applicable to the future development of and activities at this site. In December 2002, due to a change in our plans for future manufacturing capacity requirements, we determined that we would not proceed with construction of the Framingham facility for the foreseeable future. As a result, we recorded a charge in 2002 to write off $14.0 million of capitalized engineering and design costs that were specific to the Framingham facility. The remaining $2.8 million of capitalized engineering and design costs were used in the construction of the Belgium manufacturing facility and, accordingly, have been re-allocated to the cost of the Belgium facility.

        In 1997, we temporarily suspended bulk production of HA at our bulk HA manufacturing facility in Haverhill, England because we determined that we had sufficient quantities of HA on hand to meet the demand for our Sepra products for the near term. In the first quarter of 2002, we began a capital expansion program to build HA manufacturing capacity at one of our existing manufacturing facilities in Framingham, Massachusetts. During the third quarter of 2002, we determined that we have sufficient inventory levels to meet demand until the Framingham facility is completed and validated, which is estimated to be within one year. In connection with this assessment, we concluded that we no longer require the manufacturing capacity at the HA Plant in England and we recorded an impairment charge of $9.0 million to write off the assets at the England facility.

OTHER INCOME AND EXPENSES

	2003	2002	2001	03/02 Increase/ (Decrease) % Change	02/01 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Equity in loss of equity method investments	$(16,743)	$(16,858)	$(35,681)	(1)%	(53)%
Gain on affiliate sale of stock	—	—	212	N/A	(100)%
Loss on investments in equity securities	(1,201)	(14,497)	(25,996)	(92)%	(44)%
Minority interest	2,232	—	2,259	N/A	(100)%
Loss on sales of product lines	(27,658)	—	(24,999)	N/A	(100)%
Other	959	40	(2,205)	2,298%	(102)%
Investment income	43,015	51,038	50,504	(16)%	1%
Interest expense	(26,600)	(27,152)	(37,133)	(2)%	(27)%

Total other expenses	$(25,996)	$(7,429)	$(73,039)	250%	(90)%

Equity in Loss of Equity Method Investments

        We record in equity in loss of equity method investments our portion of the results of our joint ventures with BioMarin and Diacrin and our portion of the losses of Peptimmune, Therapeutic Human Polyclonals, Inc. (THP), and through May 31, 2002, GTC.

        Our equity in loss of equity method investments decreased 1% to $16.7 million for the year ended December 31, 2003, as compared to $16.9 million for the year ended December 31, 2002. The largest component of our equity in losses of equity method investments was net losses from our joint venture with BioMarin.

        In January 2002, we formed Peptimmune as our wholly-owned subsidiary, by contributing $5.0 million of cash and $0.3 million of other assets to Peptimmune in exchange for 5.5 million shares of Peptimmune's Series A voting preferred stock and 100 shares of Peptimmune common stock. We consolidated the results of Peptimmune through February 2003 because during that period we owned 100% of its outstanding stock. In March 2003, our investment in Peptimmune decreased to approximately 12% as a result of the sale by Peptimmune of shares of its Series B voting preferred stock to third-party investors. In accordance with our policy pertaining to affiliate sales of stock, we recorded a $2.9 million net gain ($4.5 million pre-tax) due to this sale, which was recorded as an increase to our investment in Peptimmune in Other noncurrent assets and an increase to Accumulated other comprehensive income in stockholders' equity in our consolidated balance sheet in June 2003. Although our ownership interest in Peptimmune has declined below 20%, we account for the investment in Peptimmune under the equity method of accounting because certain factors exist that cause us to continue to have significant influence over Peptimmune, including that the chairman and chief executive officer of Peptimmune is a member of our board of directors, one of our corporate officers is a consultant to Peptimmune and we have continuing service agreements with Peptimmune. Our equity in loss of equity method investments for Peptimmune have not been significant to date.

        In September 2003, in connection with the acquisition of SangStat, we acquired SangStat's interest in two collaborations with THP for the development of humanized polyclonal therapeutic products to be generated by the immune systems of transgenic animals. In December 2003, SangStat, our wholly-owned subsidiary, made an additional equity investment of $3.2 million in THP because THP produced the proof-of-principle engineered rabbit required for completion of this specific milestone. We are accounting for this investment under the equity method because we believe that conditions exist that indicate an ability to exercise significant influence over THP. When THP has produced a commercial-grade engineered rabbit, SangStat has the option to make an additional equity investment of $15.0 million, which would give us ownership of approximately 40% of THP's issued share capital.

        We accounted for our investment in GTC under the equity method of accounting through May 2002, at which point our ownership interest and board representation was reduced below 20% and we did not have any other factors of significant influence. Accordingly, we began accounting for our investment in GTC under the cost method of accounting in June 2002.

Loss on Investments in Equity Securities

        We review the carrying value of each of our strategic investments in equity securities on a quarterly basis for potential impairment. In June 2003, we recorded a $3.6 million impairment charge in connection with our investment in the common stock of ABIOMED because we considered the decline in value of this investment to be other than temporary.

        In December 2002, we recorded $15.4 million in impairment charges, including:

  •
  $9.2 in connection with our investment in the common stock of GTC;

  •
  $3.4 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group; and

  •
  $2.0 million in connection with our investment in the common stock of Dyax.

Given the significance and duration of the declines, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our historical cost was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments.

        At December 31, 2003, our stockholders equity includes $16.4 million of unrealized gains and $3.8 million of unrealized losses related to our other investments in equity securities. We believe that the losses are temporary.

Minority Interest

        In 2003, we acquired a 49.99% interest in Kallikrein LLC, our joint venture with Dyax for the development of DX-88 for the potential treatment of HAE and other chronic inflammatory diseases. Under our collaboration agreement with Dyax, we have agreed that both companies will share development costs for HAE going forward. The first significant research and development activities of the joint venture commenced in the fourth quarter of 2003. In addition, Dyax will receive milestone payments from us upon dosing the first HAE patient in a pivotal clinical trial of DX-88 and upon regulatory approval for the first indication. Dyax will also receive milestone payments from us if DX-88 is approved for additional indications. Both companies will share equally in profits from sales of DX-88 for HAE and/or other chronic inflammatory diseases. In March 2003, Dyax exercised an option to acquire from us all rights to DX-88 for surgical indications.

        In January 2003, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No., or FIN, 46, "Consolidation of Variable Interest Entities," as amended and revised in December 2003, which addresses the consolidation of variable interest entities (VIEs) by business enterprises that are the primary beneficiaries. A VIE is an entity that does not have sufficient equity investment to permit it to finance its activities without additional financial support from a third party, or whose equity investors lack the characteristics of a controlling financial interest. The primary beneficiary of a VIE is the enterprise with the majority of the risk or rewards associated with the VIE. Immediate application of FIN 46 was required for all potential VIEs created after January 31, 2003. For potential VIEs created prior to February 1, 2003, the consolidation requirements apply for periods ending after March 15, 2004. FIN 46 also requires enhanced disclosures related to VIEs. As a result of our adoption of FIN 46, we have consolidated the results of Kallikrein LLC, which we became a member of in 2003. Our consolidated balance sheet at December 31, 2003 includes assets of $1.4 million related to Kallikrein LLC, substantially all of which are included in accounts receivable. We have recorded Dyax's portion of this joint venture's losses as minority interest in our consolidated statements of operations, and recorded Dyax's portion of this joint venture's losses as minority interest in our consolidated statements of operations.

Other

        We periodically enter into foreign currency forward contracts, all of which have a maturity of less than three years. These contracts have not been designated as hedges and, accordingly, unrealized gains or losses on these contracts are reported in current earnings. The notional settlement value of foreign currency forward contracts outstanding as of December 31, 2003 is $84.8 million. The contracts' fair value, representing unrealized losses, was $2.6 million at December 31, 2003 and $2.3 million at December 31, 2002.

Investment Income

        Our investment income decreased 16% for the year ended December 31, 2003, as compared to the year ended December 31, 2002, due to a 1% decline in our average portfolio yield and a slight decline in average cash balances.

Interest Expense

        Our interest expense decreased 2% for 2003, as compared to 2002, primarily due to a slight decline in average debt balances outstanding for most of the year resulting from:

  •
  repayment, in 2002, of $4.4 million notes payable assumed in connection with our acquisition of GelTex in December 2000;

  •
  payment, in May 2003, of the $10.0 million, 6.9% convertible subordinated note assumed in connection with the acquisition of Biomatrix; and

  •
  a reduction in the amount borrowed under the revolving credit facility in 2003.

        The decrease was offset, in part, by additional interest related to the following debt we assumed in 2003:

  •
  $11.3 million in principal of a 6.5% convertible note due March 29, 2004 in favor of UBS AG London assumed in connection with our acquisition of SangStat in September 2003;

  •
  $5.0 million of notes payable, also assumed in connection with our acquisition of SangStat;

  •
  $690.0 million in principal of our 1.25% convertible senior notes issued in December 2003 and due December 2023; and

  •
  $130.2 million capital lease obligation related to our corporate headquarters in Cambridge, Massachusetts recorded in November 2003.

2002 As Compared to 2001

Equity in Loss of Equity Method Investments

        We recorded in equity in loss of equity method investments our portion of the results of our joint ventures with BioMarin, Pharming Group and Diacrin, through May 31, 2002, our portion of the losses of GTC and, through June 2001, our portion of the losses of Focal.

        Our equity in loss of equity method investments decreased 53% to $16.9 million for the year ended December 31, 2002, as compared to the year ended December 31, 2001, primarily as the result of the August 2001 termination of our strategic alliance with Pharming for the development of a CHO-cell derived product for the treatment of Pompe disease. As a result of the termination of the strategic alliance, we recorded 100% of the losses of Genzyme AG Research LLC II, formerly known as Genzyme/Pharming Alliance LLC, from August 23, 2001 through December 31, 2001. Our share of the losses for both of our joint ventures with Pharming was $9.4 million for the year ended December 31, 2001, for which there are no comparable amounts in the year ended December 31, 2002.

        A portion of the decrease in equity in loss of equity method investments for the year ended December 31, 2002, as compared to the year ended December 31, 2001, was also attributable to a $4.0 million decrease in net losses from our joint venture with BioMarin, our partner for the development of Aldurazyme, as a result of the completion of clinical trials during 2001 and early 2002 and the joint venture devoting substantial efforts to the manufacturing of inventory during 2002. This decrease was offset by $7.2 million of charges recorded by the joint venture in 2002 to write off certain production runs during the scale up of Aldurazyme manufacturing, of which our 50% portion of these costs, $3.6 million, are reflected in equity in loss of equity method investments.

        In January 2001, Focal exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. On June 30, 2001, we acquired the remaining 78% of the outstanding shares in an exchange of shares of Biosurgery Stock for shares of Focal common stock. Our equity in loss of equity method investments decreased in 2002 when compared to 2001 because we began accounting for Focal as a wholly-owned subsidiary when the remaining outstanding shares were purchased.

Loss on Investments in Equity Securities

        We review the carrying value of each of our investments in equity securities on a quarterly basis for impairment. Because we have assessed the decline in the market price of certain investments in equity securities to be other than temporary, we recorded impairment charges for the years ended December 31, 2002 and 2001.

        In December 2002, we recorded $15.4 million in impairment charges, including:

  •
  $9.2 in connection with our investment in the common stock of GTC common stock;

  •
  $3.4 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group; and

  •
  $2.0 million in connection with our investment in the common stock of Dyax.

        In 2001, we recorded $26.0 million of impairment charges related to our investments in equity securities, including:

  •
  $11.8 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group;

  •
  $8.5 million, representing an at-cost write-off of our investment in Pharming common stock; and

  •
  $4.5 million in connection with our investment in the common stock of Targeted Genetics.

Minority Interest

        As a result of our combined direct (until July 2001) and indirect interest in ATIII LLC, our joint venture with GTC, we had consolidated the results of the joint venture and recorded GTC's portion of the losses of that joint venture as minority interest. ATIII LLC was a joint venture we formed with GTC for the development and commercialization of recombinant human antithrombin III, or ATIII. In July 2001, we transferred our 50% ownership interest in ATIII LLC to GTC and stopped recording minority interest.

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

Interest Expense

        Interest expense decreased 27% to $27.2 million for the year ended December 31, 2002, as compared to the year ended December 31, 2001, primarily due to:

  •
  the decrease in the interest rates used to calculate commitment fees on our unused portion of our revolving credit facility;

  •
  the June 2001 redemption of our $250.0 million in principal 5 1/4% convertible subordinated notes for which there is no comparable interest expense in 2002; and

  •
  the May 2001 repayment of the $150.0 million we had drawn under our revolving credit facility, for which there is no comparable interest expense in 2002.

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

(Provision for) Benefit from Income Taxes

	2003	2002	2001	03/02 Increase/ (Decrease) % Change	02/01 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
(Provision for) benefit from income taxes	$(72,647)	$(19,015)	$2,020	282%	(1,041)%
Tax rate	1,437%	18%	(2)%

        Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	For the Years Ended December 31,
	2003	2002	2001
Tax provision (benefit) at U.S. statutory rate	35.0%	35.0%	(35.0)%
State taxes, net	114.0	3.2	0.9
Extra-territorial income	(221.0)	(8.9)	(8.7)
Nondeductible amortization	—	—	13.2
Goodwill impairment	711.7	—	—
Charge for purchased research and development	1,094.0	0.6	27.5
Benefit of tax credits	(343.3)	(15.7)	(4.0)
Foreign rate differential	(13.4)	3.8	0.9
Utilization of operating loss carryforwards	—	—	(1.8)
Write-off non-deductible goodwill	—	—	4.4
Other	60.1	0.3	0.9

Effective tax rate	1,437.1%	18.3%	(1.7)%

        Our tax rate for 2003 varies from the U.S. statutory rate as a result of our:

  •
  provision for state income taxes;

  •
  tax benefits from export sales;

  •
  the impact of the write off of nondeductible goodwill in June 2003;

  •
  nondeductible charge for IPR&D in 2003; and

  •
  use of tax credits.

        Our effective tax rate for 2002 and 2001 varied from the U.S. statutory rate primarily due to nondeductible goodwill and IPR&D charges in 2001 for which there are no comparable amounts in 2002, benefits related to tax credits and the tax benefit from export sales. We stopped recording nondeductible goodwill amortization expense upon the adoption of SFAS No. 142 in fiscal year 2002. In addition, our overall tax rate has changed significantly due to fluctuations in our income (loss) before taxes, which was $5.1 million in 2003, $104.2 million in 2002 and $(118.3) million in 2001.

Earnings Allocations

        Through June 30, 2003, we calculated earnings per share for each series of stock using the two-class method. To calculate basic earnings per share for each series of stock, we divided the earnings allocated to each series of stock by the weighted average number of outstanding shares of that series of stock during the applicable period. When we calculated diluted earnings per share, we also included in the denominator all potentially dilutive securities outstanding during the applicable period if inclusion of such securities was not anti-dilutive. We allocated our earnings to each series of our common stock based on the earnings attributable to that series of stock. Through June 30, 2003, the earnings attributable to Genzyme General Stock, as defined in our charter, were equal to the net income or loss of Genzyme General determined in accordance with accounting principles generally accepted in the United States, and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies in effect at the time. Earnings attributable to Biosurgery Stock and Molecular Oncology Stock were defined similarly and, as such, were based on the net income or loss of the corresponding division as adjusted for the allocation of tax benefits. Effective July 1, 2003, all of our earnings or losses are now allocated to Genzyme General Stock. The earnings allocated to each series of common stock are indicated in the table below (amounts in thousands):

	2003	2002	2001
Earnings allocated to:
Genzyme General Stock	$94,283	$178,526	$44,543
Biosurgery Stock	(152,651)	(167,886)	(126,981)
Molecular Oncology Stock	(9,224)	(23,714)	(29,718)

Total net income (loss)	$(67,592)	$(13,074)	$(112,156)

        Through June 30, 2003, we calculated the income tax provision of each division as if such division were a separate taxpayer, which included assessing the realizability of deferred tax assets at the division level. Our management and accounting policies in effect at the time provided that if, as of the end of any fiscal quarter, a division could not use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we could allocate the tax benefit to other divisions in proportion to their taxable income without compensating payment or allocation to the division generating the benefit. The tax benefits allocated to Genzyme General and included in earnings attributable to Genzyme General Stock, were (amounts in thousands):

	2003	2002	2001
Tax benefits allocated from:
Genzyme Biosurgery	$8,720	$18,508	$24,593
Genzyme Molecular Oncology	3,420	9,287	11,904

Total	$12,140	$27,795	$36,497

        These tax benefits represent 13%, 16% and 82% of earnings allocated to Genzyme General Stock in 2003, 2002 and 2001, respectively. The amount of tax benefits allocated to Genzyme General fluctuated based on the results of Genzyme Biosurgery and Genzyme Molecular Oncology. If the losses of those divisions declined then the tax benefits allocated to Genzyme General also declined.

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

        Upon adoption of SFAS No. 142, we tested the goodwill of our cardiothoracic reporting unit in accordance with the transitional provisions of that standard, using the present value of expected future cash flows to estimate the fair value of this reporting unit. We recorded an impairment charge of $98.3 million, which was reflected as a cumulative effect of a change in accounting for goodwill in our consolidated statements of operations in 2002.

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

        In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative-effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations for 2001 to recognize the fair value of our warrants to purchase shares of GTC common stock held on January 1, 2001. Transition adjustments pertaining to interest rate swaps designated as cash-flow hedges and foreign currency forward contracts were not significant.

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

Research and Development Programs

        Before we can commercialize our development-stage products, we need to:

  •
  conduct substantial research and development;

  •
  undertake preclinical and clinical testing;

  •
  develop and scale-up manufacturing processes and validate facilities; and

  •
  pursue regulatory approvals and, in some countries, pricing approvals.

        This process is risky, expensive, and may take several years. We cannot guarantee that we will be able to successfully develop any product, or that we would be able to recover our development costs upon commercialization of a product that we successfully develop.

        Below is a brief description of our significant research and development programs:

Program	Program Description or Indication	Development Status at December 31, 2003	Year of Expected Product Launch
Fabrazyme	Fabry disease	Received FDA marketing approval in April 2003 and marketing approval in Japan in January 2004; post-marketing phase 4 trial completed and patients enrolled in open label study	Product was launched in 2003
Aldurazyme	MPS 1
		Received FDA marketing approval in April 2003 and European Commission marketing approval in June 2003; several post-marketing commitments ongoing; approval applications submitted in Canada and Australia in 2003. We incur 50% of the research and development costs of our joint venture with BioMarin	Product was launched in 2003
Myozyme	Pompe disease	Pivotal trial ongoing; anticipate submitting marketing applications in the E.U. in late 2004 and in the U.S. in the first half of 2005	2007
TGF-beta antagonists	Diffuse scleroderma	Phase 1-2 trial ongoing. Preliminary results anticipated in the first half of 2004. We incur 55% of the research and development costs incurred under our collaboration with Cambridge Antibody Technology Group	2010
RDP58(1)	Novel inhibitor of several inflammatory cytokines for the treatment of ulcerative colitis, Crohn's disease and chemotherapy-induced diarrhea.	Completed phase 2a clinical trials in Europe in 2003. Completed enrollment in two European follow-on phase 2a trials and one U.S. phase 1B trial in 2003	2009 through 2010
Cyclosporine capsule(1)	Smaller size formulation of cyclopsporine for chronic immunosuppression after organ transplantation (to prevent organ rejection)	Submitted application for marketing approval in Europe in January 2003. Anticipate receiving approval in the first European country in the first half of 2004	2004
Viscosupplementation for osteoarthritis(2)	Viscosupplementation products to treat osteoarthritis of the knee, hip and other joints
		Product launched in Europe for hip indications in September 2002; filed for Synvisc registration in Japan in 2003; preclinical in the U.S. and clinical trial ongoing in Europe for knee indications; currently enrolling patients in a pivotal clinical trial in the U.S. for Synvisc in the hip and in Europe for Synvisc in the ankle; anticipate enrolling patients in a clinical trial in the E.U. for Synvisc in the shoulder in the first half of 2004	2004 through 2008

Sepra technologies(2)	Next stage products to prevent surgical adhesions for various indications	Preclinical; safety and efficacy study ongoing in the United States for Hylaform; currently working on the development of a new anti-adhesion product	2004 through 2007
Dendritic/tumor cell fusion vaccines	Multiple cancer indications	Phase 1-2 clinical trials ongoing	2007 through 2009
Melan-A/MART-1 and gp-100 antigen specific cancer vaccines	Melanoma	Phase 1-2 clinical trials completed; extension study ongoing	2008 through 2010
HIF-1 a	Angiogenic gene therapy to treat coronary artery disease and peripheral artery disease	Phase 1 clinical trials ongoing	2008 through 2010
Cardiac Cell Therapy product	Tissue regeneration to treat congestive heart failure	Phase 1 clinical trial ongoing in Europe; Anticipate filing IND in the U.S. in 2004	2009
Tolevamer(3)	C.difficile associated diarrhea	Phase 2 trials ongoing	2007

(1)
Program acquired in connection with the September 2003 acquisition of SangStat.

(2)
Includes programs acquired in connection with the December 2000 acquisition of Biomatrix.

(3)
Program acquired in connection with the December 2000 acquisition of GelTex.

        The aggregate actual and estimated research and development expense for the programs described above is as follows (amounts in millions):

Costs incurred for the year ended December 31, 2002	$115.8
Costs incurred for the year ended December 31, 2003	$128.9
Cumulative costs incurred as of December 31, 2003	$519.4
Estimated costs to complete as of December 31, 2003	$425 to $525

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

Liquidity, Capital Resources and Financial Position

        We continue to generate cash from operations. At December 31, 2003 and 2002, we had cash, cash equivalents and short- and long-term investments of $1.2 billion.

        The following is a summary of our statements of cash flows for 2003 and 2002.

Cash Flows from Operating Activities and Investing Activities

        Cash flows from operating and investing activities are as follows (amounts in thousands):

	2003	2002
Cash flows from operating activities	$387,858	$222,839

Cash flows from investing activities:
Net (purchases) sales of investments, including investments in equity securities	$(188,690)	$92,581
Purchases of property, plant and equipment	(259,598)	(225,437)
Proceeds from sale of product line	34,513	—
Investments in and milestone payments to equity investees	(40,156)	(25,260)
Acquisitions, net of acquired cash, including acquisition of customer lists	(573,719)	—
Other investing activities	(542)	(4,250)

Cash flows from investing activities	$(1,028,192)	$(162,366)

        Cash flows from operating activities increased 74% in 2003, as compared to 2002, primarily due to an increase in the overall net cash provided by operations.

        In 2003, acquisitions, capital expenditures and net purchases of investments accounted for the most significant cash outlays for investing activities. In 2003, we used:

  •
  $565.3 million in cash, net of $71.3 million of acquired cash, to acquire SangStat in September 2003;

  •
  $259.6 million in cash to fund purchases of property, plant and equipment, primarily related to the ongoing expansion of our manufacturing capacity in Ireland, the United Kingdom, Belgium and the United States, the ongoing build out of our corporate headquarters facility in Cambridge, Massachusetts and expenditures related to other manufacturing expansions and relocations;

  •
  $188.7 million in cash for the net purchase of investments, including investments in equity securities; and

  •
  $40.2 million in cash to fund our equity method investments and make milestone payments to equity investees.

These uses of cash were offset, in part, by $34.5 million in cash generated by the sale to Teleflex of substantially all of the assets directly associated with our cardiac device business.

        In 2002, we used $225.4 million in cash to fund purchases of property, plant and equipment, primarily for the ongoing expansion of our manufacturing capacity worldwide, and $25.3 million in cash to fund our equity method investments. These uses of cash were offset, in part, by $92.6 million of cash generated by the net sales of investments, including sales of investments in equity securities.

Cash Flows from Financing Activities

        Our cash flows from financing activities are as follows (amounts in thousands):

	2003	2002
Cash flows from financing activities:
Proceeds from issuance of common stock	$116,459	$31,898
(Payment of) proceeds from draws on credit facility	(284,000)	50,000
Proceeds from issuance of debt	672,975	—
Payment of debt and capital lease obligations	(14,128)	(7,787)
Bank overdraft	(2,543)	(2,442)
Other financing activities	5,293	4,981

Cash flows from financing activities	$494,056	$76,650

        Cash flows from financing activities increased 545% in 2003, as compared to 2002.

        In 2003, financing activities generated $794.7 million of cash primarily due to:

  •
  $673.0 million of proceeds, net of $17.0 million of debt issuance costs, from the issuance of $690.0 million in principal of 1.25% convertible senior notes; and

  •
  $116.5 million of proceeds from the issuance of common stock under our stock plans.

These sources of cash were offset, in part, by $298.1 million in cash utilized to repay debt and capital lease obligations, including:

  •
  $284.0 million used to repay the amounts outstanding under our revolving credit facility; and

  •
  $10.0 million used to pay the 6.9% convertible subordinated note assumed in connection with our acquisition of Biomatrix.

        In 2002, financing activities generated $86.9 million of cash primarily due to:

  •
  $50.0 million of proceeds from draws under our revolving credit facility; and

  •
  $31.9 million of proceeds from the issuance of common stock under our stock plans.

Revolving Credit Facility

        Prior to December 10, 2003, we had access to a $350.0 million revolving credit facility, all of which matured on December 15, 2003. In May 2003, we drew down $16.0 million under this facility. In August 2003 we repaid the full $300.0 million in principal outstanding under the facility plus accrued interest. In September 2003, we drew down $300.0 million under this facility to finance a portion of the cash consideration for our acquisition of SangStat. We repaid the $300.0 million in principal outstanding under this facility plus accrued interest upon termination of this facility on December 9, 2003. On December 10, 2003 we entered into a three year $350.0 million revolving credit facility. In December 2003, we drew down $300.0 million under this new facility, which we also repaid in December 2003, with accrued interest. As of December 31, 2003, no amounts were outstanding under this new revolving credit facility. Borrowings under this credit facility bear interest at LIBOR plus an applicable margin. The terms of the revolving credit facility include various covenants, including financial covenants, that require us to meet minimum liquidity and interest coverage ratios and to meet maximum leverage ratios. We currently are in compliance with these covenants.

Contractual Obligations

        As of December 31, 2003, we had committed to make the following payments under contractual obligations (amounts in millions):

	Payments Due by Period
Contractual Obligations
	Total	2004	2005	2006		2007	2008		After 2008
Long-term debt	$1,281.3	$16.3	$—	$575.0	(1)	$—	$690.0	(2)	$—
Capital lease obligations(3)	266.9	17.2	42.2	15.2		15.2	15.2		161.9
Operating leases	213.0	30.0	28.6	22.5		13.4	12.1		106.4
Unconditional purchase obligations	136.4	14.6	21.2	24.2		25.2	25.5		25.7
Capital commitments(4)	167.5	158.7	8.8	—		—	—		—
Research and development agreements(5)	70.6	35.1	11.5	11.5		12.5	—		—

Total contractual obligations	$2,135.7	$271.9	$112.3	$648.4		$66.3	$742.8		$294.0

(1)
Consists of $575.0 million in principal under our 3% convertible subordinated debentures due May 2021;

(2)
Consists of $690.0 million in principal under our 1.25% convertible senior notes due December 2023;

(3)
In November 2003, we recorded a capital lease obligation for a new corporate headquarters in Cambridge, Massachusetts. We have included estimated payments for this lease in the contractual obligations schedule above.

(4)
Consists of contractual commitments to vendors that we have entered into as of December 31, 2003 for construction on our outstanding capital projects. Our estimated cost of completion for assets under construction as of December 31, 2003 is $167.5 million, as follows (amounts in millions):

Location	Cost to Complete at December 31, 2003
Geel, Belgium	$101.1
Waterford, Ireland	14.4
Allston, Massachusetts, U.S.	36.9
Other	15.1

Total estimated cost to complete	$167.5

(5)
From time to time, we enter into agreements with third parties to obtain access to scientific expertise or technology that we do not already have. These agreements frequently require that we pay our licensor or collaborator a technology access fee, milestone payments upon the occurrence of certain events, and/or royalties on sales of products that infringe the licensed technology or arise out of the collaborative research. In addition, these agreements may call for us to fund research activities not being performed by us. The amounts indicated on the research and development agreements line of the contractual obligations table above represent committed funding obligations to our key collaborators under our significant development programs. Should we terminate any of our license or collaboration agreements, the funding commitments contained within them would expire. In addition, the actual amounts that we pay our licensors and collaborators will depend on numerous factors outside of our control, including the success of our preclinical and clinical development efforts with respect to the products being developed under these agreements, the content and timing of decisions made by the USPTO, the FDA and other regulatory authorities, the existence and scope of third party intellectual property, the reimbursement and competitive landscape around these products, and other factors described under the heading "Factors Affecting Future Operating Results" below.

Financial Position

        We believe that our available cash, investments and cash flows from operations will be sufficient to fund our planned operations and capital requirements for the foreseeable future. Although we currently have substantial cash resources and positive cash flow, we intend to use substantial portions of our available cash for:

  •
  product development and marketing;

  •
  business combinations and other strategic business initiatives, including the expected acquisitions of Alfigen, Inc. and the physician services business division of IMPATH, Inc.;

  •
  expanding existing and constructing new facilities;

  •
  expanding staff; and

  •
  working capital including satisfaction of our obligations under capital and operating leases.

        Our cash reserves will be further reduced to pay principal and interest on:

  •
  the $11.3 million in principal under a 6.5% convertible note due March 29, 2004 in favor of UBS AG London and $5.0 million of notes payable due December 2004 assumed in connection with the acquisition of SangStat;

  •
  the $575.0 million in principal under our 3% convertible subordinated debentures due May 15, 2021. On or after May 20, 2004, we may redeem for cash all or part of the debentures that have not been previously converted or repurchased. The redemption price would be 100.75% of the principal amount if redeemed from May 20, 2004 through May 14, 2005, and 100% of the principal amount thereafter. We currently intend to redeem the outstanding debentures in 2004; and

  •
  the $690.0 million in principal under our 1.25% convertible senior notes due December 1, 2023. The notes are initially convertible into Genzyme General Stock at a conversion price of approximately $71.24 per share. Holders of the notes may require us to repurchase all or any part of the notes for cash on December 1, 2008, 2013 or 2018, at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest through the date prior to the date of repurchase. Additionally, upon a change of control, each holder may require us to repurchase for cash at 100% of the principal amount of the notes plus accrued interest, all or a portion of the holder's notes. On or after December 1, 2008, we may redeem for cash at 100% of the principal amount of the notes plus accrued interest, all or part of the notes that have not been previously converted or repurchased.

        To satisfy these and other commitments, we may have to obtain additional financing. We cannot guarantee that we will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on favorable terms.

        In addition, we have several outstanding legal proceedings. Involvement in investigations and litigations can be expensive and a court may ultimately require that we pay expenses and damages. We also may be required to pay fees to a holder of proprietary rights in order to continue certain operations. We have provided you detail on these legal proceedings in the notes to our financial statements and under the heading "Legal Proceedings" in Item 3 to Part I of this Form 10-K.

Off-Balance Sheet Arrangements

        We do not use special purpose entities or other off-balance sheet financing arrangements. We enter into guarantees in the ordinary course of business related to the guarantee of our own performance and have joint ventures and certain other equity method investments that are engaged in research, development, and the commercialization of products resulting from the arrangements. Entities falling within the scope of FIN 46 are included in our consolidated results if we qualify as the primary beneficiary. Entities not subject to consolidation under FIN 46 are accounted for under the equity method of accounting if our ownership percent exceeds 20% or if we exercise significant influence over the entity. We account for our portion of the losses of these entities in the line item "Equity in loss of equity method investments" in our statement of operations. We also acquire companies in which we agree to pay contingent consideration based on attaining certain thresholds.

Related Party Relationships

        The table below describes our significant related party relationships. This information is taken from questionnaires that our directors and senior executives are asked to complete on an annual basis. We have not undertaken to independently confirm the accuracy of this information:

			Officer & Director Ownership in and Compensation from Related Entity
Company	Affiliation with Genzyme	Officers & Directors Relationship
			Stock Shares	Stock Options	2003 Compensation
ABIOMED, Inc.	-Cost method investment	Henri A. Termeer, Genzyme Chairman, President and Chief Executive Officer, is a director of ABIOMED	29,551	45,000	$—
Biogen IDEC Inc.	-Distribution arrangement for Avonex	Mark R. Bamforth, Genzyme officer, is a passive investor in Biogen IDEC Inc.	111	—	—
		Georges A. Gemayel, Genzyme officer, is a passive investor in Biogen IDEC Inc.	1,000	—	—
		C. Ann Merrifield, Genzyme officer, is a passive investor in Biogen IDEC Inc.	1,150	—	—
BioMarin Pharmaceutical Inc.	-Marketable equity investment -Joint venture partner in BioMarin/Genzyme LLC	None	—	—	—
Cambridge Antibody Technology Group plc	-Cost method investment -Collaboration partner	Mark R. Bamforth, Genzyme officer, is a passive investor in CAT	453	—	—
Dyax Corporation	-Marketable equity investment -Joint venture partner with Genzyme in Kallikrein LLC -Genzyme extended $7.0 million line of credit to Dyax	Henri A. Termeer, Genzyme Chairman, President and Chief Executive Officer is a former strategic advisory committee member	—	2,649	—
		Henry E. Blair, Genzyme director and co-founder, is the Chairman, President and Chief Executive Officer of Dyax	114,100	322,300	$559,782
		Constantine E. Anagnostopoulos, Genzyme director, is also a director of Dyax	13,585	41,060	$21,875
		Charles L. Cooney, Genzyme director, is a former strategic advisory committee member	—	18,255	—

		Mark R. Bamforth, Genzyme officer, is a passive investor in Dyax	59	—	—
		The wife of Donald E. Pogorzelski, Genzyme officer, is a passive investor in Dyax, owning 5,000 shares	—	—	—
		G. Jan van Heek, Genzyme officer, is a passive investor in Dyax	2,160	—	—
		Peter Wirth, Genzyme officer, is a former strategic advisory committee member	7,335	2,445	—
GTC Biotherapeutics, Inc.	-Marketable equity investment	Henri A. Termeer, Genzyme Chairman, President and Chief Executive Officer is a former director of GTC	9,500	50,500	—
		Henry E. Blair, Genzyme director and co-founder, is a former director of GTC	1,000	3,000	$7,500
		Charles L. Cooney, Genzyme director, is a member of the strategic advisory board for GTC	—	3,000	—
		James A. Geraghty, Genzyme officer, is a director of GTC	50,791	157,103	$17,250
		Earl M. Collier, Jr., Genzyme officer, is a passive investor in GTC	1,000
		Richard H. Douglas, Genzyme officer, is a passive investor in GTC	180	—	—
		G. Jan van Heek, Genzyme officer, is a passive investor in GTC	500	2,000	—
		Peter Wirth, Genzyme officer	—	2,000	—
Healthcare Ventures V and VII, L.P.s	-Cost method investments	None	—	—	—
Oxford Bioscience Partners IV, L.P.	-Cost method investment	Peter Wirth, Genzyme officer, is a limited partner in the MRNA Fund II, L.P. and has a made a $100,000 capital commitment to the partnership	—	—	—

		Alison Lawton, Genzyme officer, is a limited partner and has made a $50,000 capital commitment to the partnership	—	—	—
MPM BioVentures III, Q.P., L.P.	-Cost method investment	MPM has invested in Peptimmune	—	—	—
Myosix SA	-Consolidated investment -Collaboration partner	James A. Geraghty, Genzyme officer, is a director of Myosix	—	—	—
Peptimmune	-Equity method investment -Service Agreements	Robert J. Carpenter, Genzyme director, is the Chairman and Chief Executive Officer of Peptimmune, Inc.	119,047	2,950,000	$253,978
		G. Jan van Heek, Genzyme officer, is a consultant to Peptimmune, Inc.	—	30,000	—
ProQuest Investment II, L.P.	-Cost method investment	None	—	—	—
Caduceus Private Investments II, L.P.	-Cost method investment	None	—	—	—
Therapeutic Human Polyclonals, Inc.	-Equity method investment	James A. Geraghty, Genzyme officer, is a director of THP	—	—	—
ViaCell, Inc.	-Cost method investment	G. Jan van Heek, Genzyme officer, is a director of ViaCell	—	5,000	—
Wyeth	-Distribution arrangement for Synvisc	Earl J. Collier, Jr., Genzyme officer, is a passive investor in Wyeth	1,000	—	—
		Zoltan A. Csimma, Genzyme officer, is a former employee of Wyeth. His spouse is a current employee of Wyeth. Totals exclude options and compensation of spouse.	1,442	60,000	—
		G. Jan van Heek, Genzyme officer, is a passive investor in Wyeth	701	—	—
Excigen, Inc.	-Cost method investment	None	—	—	—
Cortical Pty Ltd.	-Cost method investment	None	—	—	—
	-Collaboration partner	None	—	—	—
MacroGenics, Inc.	-Cost method investment	None	—	—	—
	-Collaboration partner	None	—	—	—

Recent Accounting Pronouncements

        Accounting for Revenue Arrangements with Multiple Deliverables.    In November 2002, EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," which addresses how to determine whether a revenue arrangement involving multiple deliverables contains more than one unit of accounting for the purposes of revenue recognition and how revenue arrangement considerations should be measured and allocated to the separate units of accounting. EITF Issue No. 00-21 applies to all revenue arrangements that we enter into after June 30, 2003. The adoption of EITF Issue No. 00-21 did not have a material impact on our financial condition or results of operations.

        Variable Interest Entities.    In January 2003, the FASB issued FIN 46 "Consolidation of Variable Interest Entities," as amended and revised in December 2003, which addresses the consolidation of VIEs by business enterprises that are the primary beneficiaries. A VIE is an entity that does not have sufficient equity investment to permit it to finance its activities without additional financial support from a third party, or whose equity investors lack the characteristics of a controlling financial interest. The primary beneficiary of a VIE is the enterprise with the majority of the risk or rewards associated with the VIE. Immediate application of FIN 46 was required for all potential VIEs created after January 31, 2003. For potential VIEs created prior to February 1, 2003, the consolidation requirements apply for periods ending after March 15, 2004. FIN 46 also requires enhanced disclosures related to VIEs. As a result of our adoption of FIN 46, we have consolidated the results of Kallikrein LLC, which we became a member of in 2003. Our consolidated balance sheet as of December 31, 2003 includes assets of $1.4 million related to Kallikrein LLC, substantially all of which are included in accounts receivable. We have recorded Dyax's portion of this joint venture's losses as minority interest in our consolidated statements of operations for 2003.

        We are currently assessing the application of FIN 46 to our interests in other entities formed prior to February 1, 2003, including our participation in Biomarin/Genzyme LLC.

        Financial Instruments with Characteristics of Both Liabilities and Equity.    In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and must be applied to our existing financial instruments effective July 1, 2003, the beginning of the first fiscal period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial condition or results of operations.

        Employers' Disclosures about Pensions and Other Postretirement Benefits.    In December 2003, the FASB issued a revision to SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits," which we refer to as SFAS No. 132 (revised). This statement revises employers' disclosures about pension plans and other postretirement benefit plans. It requires additional disclosures related to the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. For U.S. defined benefit pension plans and other defined benefit postretirement plans, SFAS No. 132 (revised) is effective for fiscal years ending after December 15, 2003. Disclosure of information about foreign plans required under SFAS No. 132 (revised) is effective for fiscal years ending after June 15, 2004. The adoption of SFAS No. 132 (revised) did not have a material impact on our disclosures about pensions and other postretirement benefits for the year ended December 31, 2003 because we only have one U.S. defined benefit plan, which has been frozen since December 1995 and is fully funded as of December 31, 2003. We will provide the additional disclosures required under SFAS No. 132 (revised) for our foreign defined benefit plans in 2004, commencing with the required interim disclosures for the quarter ended March 31, 2004.

Market Risk

        We are exposed to potential loss from exposure to market risks represented principally by changes in interest rates, foreign exchange rates, and equity prices. At December 31, 2003, we held various derivative contracts in the form of foreign exchange forwards and an interest rate swap. The derivatives contain no leverage or option features. We also held a number of other financial instruments, including investments in marketable securities, and several debt securities we issued.

Interest Rate Risk

        We are exposed to potential loss due to changes in interest rates. The principal interest rate exposure is to changes in U.S. interest rates. Instruments with interest rate risk include short-term and long-term investments in fixed income securities. Other exposures with interest rate risk include fixed rate convertible debt, a fixed rate interest rate swap and fixed rate debt. To estimate the potential loss due to changes in interest rates, we performed a sensitivity analysis using an instantaneous adverse change in interest rates of 100 basis points across the yield curve.

        We used the following assumptions in preparing the sensitivity analysis for the convertible bonds:

  •
  convertible bonds that are "in-the-money" at year end are treated as equity securities and are excluded;

  •
  convertible bonds that are "out-of-the-money" at year end are analyzed by taking into account both fixed income and equity components; and

  •
  bonds will mature on the first available date.

        On this basis, we estimated the potential loss in fair value from changes in interest rates to be $4.3 million, with fair value of losses on our debt instruments partially offset by the fair value of gains on our investment portfolio.

Foreign Exchange Risk

        As a result of our worldwide operations, we may face exposure to adverse movements in foreign currency exchange rates, primarily to the Euro, British pounds and Japanese yen. These exposures are reflected in market risk sensitive instruments, including foreign currency receivables and payables, foreign exchange forward contracts and foreign equity holdings.

        During 2003, our risk management strategy for foreign exchange exposure included the use of forward contracts. As of December 31, 2003, we estimated the potential loss in fair value of the forward contracts due to a 10% change in exchange rates to be $4.9 million.

Equity Price Risk

        We hold investments in a limited number of U.S. and European equity securities. We estimated the potential loss in fair value due to a 10% decrease in equity prices of marketable securities held at year end to be $9.2 million. This estimate assumes no change in foreign exchange rates from year end spot rates and excludes any potential risk associated with securities that do not have readily determinable market value.

Factors Affecting Future Operating Results

        Our future operating results could differ materially from the results described in this report due to the risks and uncertainties related to our business, including those discussed below.

Our financial results are highly dependent on sales of Cerezyme.

        We generate a significant portion of our revenue from sales of enzyme-replacement products for patients with Gaucher disease. Sales of Cerezyme and its predecessor Ceredase totaled $733.8 million for the year ended December 31, 2003, representing approximately 47% of our consolidated product revenue for that year. Because our business is highly dependent on Cerezyme, negative trends in revenue from this product could have a significant adverse effect on our operations and cause the value of our securities to decline substantially. We will lose revenue if alternative treatments gain commercial acceptance, if our marketing activities are restricted, or if reimbursement is limited. In addition, the patient population with Gaucher disease is not large. Because a significant percentage of that population already uses Cerezyme, opportunities for future sales growth are constrained. Furthermore, changes in the methods for treating patients with Gaucher disease, including treatment protocols that combine Cerezyme with other therapeutic products or reduce the amount of Cerezyme prescribed, could limit growth, or result in a decline, in Cerezyme sales. Historically, we have marketed Cerezyme for Type 1 Gaucher disease. In 2003, the label in the European Union was expanded to include Type 3 Gaucher disease. We do not know whether the expanded European label will increase sales.

If we fail to increase sales of several products, we will not meet our financial goals.

        Over the next few years, our success will depend substantially on our ability to profitably increase revenue from many different products and services. The products include Fabrazyme, Renagel, Synvisc, Thymoglobulin, and Thyrogen. Our ability to increase sales will depend on a number of factors, including:

  •
  acceptance by the medical community of each product;

  •
  the availability of competing treatments that are deemed more efficacious, more convenient to use, or more cost effective;

  •
  our ability, and the ability of our collaborators, to efficiently manufacture sufficient quantities of each product to meet demand and to do it in a cost efficient manner;

  •
  regulation by the FDA and other government authorities;

  •
  the scope of the labeling approved by regulatory authorities for each product and competitive products;

  •
  the effectiveness of our sales force;

  •
  the availability of reimbursement from third-party payors and the extent of coverage; and

  •
  the size of the patient population for each product.

        Part of our growth strategy involves conducting additional clinical trials to support approval of expanded uses of some of these products and pursuing marketing approval for the products in new jurisdictions. With Synvisc, for example, we are pursuing marketing approval in Japan and are seeking to expand approval in the United States to cover use as a treatment of pain from osteoarthritis in the hip. The success of this component of our growth strategy will depend on the content and timing of our submissions to regulatory authorities and whether and when those authorities determine to grant approvals.

        Because the healthcare industry is competitive and regulatory requirements rigorous, we spend substantial funds marketing our products and attempting to expand approved uses for our products. These expenditures depress near-term profitability, with no assurance that the expenditures will generate future profits that justify the expenditures.

Our future success will depend on our ability to effectively develop and market our products against those of our competitors.

        The human healthcare products and services industry is extremely competitive. Other organizations, including pharmaceutical firms and biotechnology companies, have developed and are developing products and services that compete with our products, services, and product candidates. If doctors or patients prefer these competitive products or these competitive products have superior pricing or reimbursement characteristics, we will have difficulty maintaining or increasing the sales of our products.

        Celltech Group plc and Actelion Ltd. have developed Zavesca, a small molecule drug candidate for the treatment of Gaucher disease, the disease addressed by Cerezyme. Zavesca has been approved by both the FDA and the European Commission as an oral therapy for use in patients with mild to moderate Type 1 Gaucher disease for whom enzyme replacement is unsuitable. Teva Pharmaceuticals Industries Ltd., a licensee of Celltech, has received marketing approval of Zavesca in Israel. In addition, Transkaryotic Therapies Inc. (TKT) has announced that it plans to initiate clinical trials in the second quarter of 2004 for its gene-activated glucocerebrosidase (GA-GSB) program.

        Nabi Biopharmaceuticals is currently marketing PhosLo, a calcium based phosphate binder. Like Renagel, PhosLo is approved for the control of elevated phosphate levels in patients with end-stage kidney failure. In addition, Shire Pharmaceuticals Group plc is developing Fosrenol lanthanum carbonate, a non-calcium based phosphate binder, and has filed for marketing approval in the United States, the European Union, and Canada and has received an approvable letter from the FDA. Renagel also competes with over-the-counter calcium carbonate products such as TUMS®.

        In the European Union, TKT is marketing a competitive enzyme replacement therapy for Fabry disease, the disease addressed by Fabrazyme. In addition, while Fabrazyme has received Orphan Drug designation, which provides us with seven years of market exclusivity for the product in the United States, other companies may seek to overcome our market exclusivity and, if successful, compete with Fabrazyme in the United States.

        Smith & Nephew Orthopaedics and Sanofi-Synthelabo Inc. are selling products that compete directly with Synvisc, and we believe other directly competitive products are under development. Furthermore, several companies market products designed to relieve the pain associated with osteoarthritis. Synvisc will have difficulty competing with any of these products to the extent the competitive products are considered more efficacious, less burdensome to administer, or more cost-effective.

        The examples above are illustrative. Almost all of our products face competition. Furthermore, the field of biotechnology is characterized by significant and rapid technological change. Discoveries by others may make our products or services obsolete. For example, competitors may develop approaches to treating lysosomal disorders that are more effective or less expensive than our products and product candidates. Because a significant portion of our revenue is derived from products that address this class of diseases and a substantial portion of our expenditures is devoted to developing new therapies for this class of diseases, such a development would have a material negative impact on our operations. Furthermore, our acquisition of SangStat and collaborations with MacroGenics and Cortical Pty Ltd., all in 2003, reflect our commitment to the immune-mediated disease area. Several pharmaceutical and biotechnology companies are pursuing programs in this area, and these organizations may develop approaches that are superior to ours.

If we fail to obtain adequate levels of reimbursement for our products from third-party payors, the commercial potential of our products will be significantly limited.

        A substantial portion of our revenue comes from payments by third-party payors, including government health administration authorities and private health insurers. As a result of the trend toward managed healthcare in the United States, as well as governmental actions and proposals to reduce payments under government insurance programs, third-party payors are increasingly attempting to contain healthcare costs by:

  •
  challenging the prices charged for healthcare products and services;

  •
  limiting both coverage and the amount of reimbursement for new therapeutic products;

  •
  shifting payments for products and services through co-payments, coinsurance and other risk sharing arrangements;

  •
  denying or limiting coverage for products that are approved by the FDA but are considered experimental or investigational by third-party payors; and

  •
  refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA marketing approval.

        Government and other third-party payors may not provide adequate insurance coverage or reimbursement for our products and services, which would impair our financial results. In addition, third-party payors may not reimburse patients for newly approved healthcare products, which could decrease demand for our products. Furthermore, legislatures, including the United States Congress, occasionally discuss implementing broad-based measures to contain healthcare costs. If third-party reimbursement is further constrained, or if legislation is passed to contain healthcare costs, our profitability and financial condition will suffer.

We may encounter substantial difficulties managing our growth.

        Several risks are inherent to our plans to grow our business. Achieving our goals will require substantial investments in research and development, sales and marketing, and facilities. With respect to Renagel, for example, we have spent considerable resources building out and seeking regulatory approvals for our tableting facility in Waterford, Ireland and manufacturing plants in Haverhill, UK. We cannot assure that the facilities will prove sufficient to meet demand for Renagel, or that we will sell sufficient quantities of Renagel to recoup our investment in these facilities. In addition, we have invested in building a new manufacturing plant in Geel, Belgium for the production of monoclonal antibodies for clinical trials and commercial products. We cannot assure you that the facility will obtain the required approvals to begin operations, or that its output will allow us to recoup our investment. We incur similar costs for our other products and product candidates with comparable risks.

        If we are able to grow sales of our products, we may have difficulty managing inventory levels. Marketing new therapies is a complicated process. Gauging future demand is difficult. With Renagel, for example, we have encountered problems managing inventory levels at wholesalers. Similarly, we encounter difficulty forecasting revenue trends for Synvisc because our marketing partners are largely responsible for end-user sales. Comparable problems may arise with our other products, particularly during market introduction.

        Growth in our business may also contribute to fluctuations in our operating results that cause the price of our securities to decline. Our revenue may fluctuate due to many factors, including changes in:

  •
  wholesaler buyer patterns;

  •
  reimbursement rates;

  •
  physician prescribing habits;

  •
  the availability or pricing of competitive products; and

  •
  currency exchange rates.

        We may also experience fluctuations in our quarterly results due to price changes and sales incentives. For example, if we announce a future price increase, purchasers of our products, particularly wholesalers, may increase current purchase orders and reduce order levels following the price increase. We occasionally offer sales incentives and promotional discounts on some of our products and services that could have a similar impact. In addition, some of our products, including Synvisc, are subject to seasonal fluctuation in demand.

        Our operating results and financial position also may be impacted when we attempt to grow through business combination transactions. We may encounter problems assimilating operations acquired in these deals. Business combination transactions often entail the assumption of unknown liabilities, the loss of key employees, and the diversion of management attention. Furthermore, in any business combination, including our recent acquisition of SangStat Medical Corporation, there is a substantial risk that we will fail to realize the benefits we anticipate when we decide to undertake the transaction. We have in the past taken significant charges for impairment of goodwill and for impaired assets acquired in business combination transactions. We may take similar charges in the future.

Manufacturing issues may cause product launch delays, inventory shortages, excess capacity and unanticipated costs.

        In order to generate revenue from our approved products, we must be able to produce sufficient quantities at approved facilities. In connection with our efforts to avoid supply constraints with Renagel, we have built two new manufacturing plants in Haverhill, UK and a tableting facility in Waterford, Ireland. In addition, we have invested in a monoclonal antibody manufacturing plant in Geel, Belgium. Building these, and our other production facilities, is expensive, and our ability to recover these costs will depend on increased revenue from the products produced at the facilities. Furthermore, we may encounter production interruptions at these facilities, which could lead to, among other problems, inventory shortages. A number of factors could cause production interruptions, including equipment malfunctions, labor problems, natural disasters, power outages, terrorist activities, or disruptions in the operations of our suppliers.

        Manufacturing is subject to extensive government regulation. Regulatory authorities must approve the facilities in which human healthcare products are produced. In addition, facilities are subject to ongoing inspections and minor changes in manufacturing processes may require additional regulatory approvals, either of which could cause us to incur significant additional costs and lose revenue.

        The manufacturing processes we employ to produce small quantities of material for research and development activities and clinical trials may not be successfully scaled up for production of commercial quantities at a reasonable cost or at all. Many of our products are difficult to manufacture. Our products that are biologics, for example, require product characterization steps that are more onerous than those required for most chemical pharmaceuticals. Accordingly, we employ multiple steps to attempt to control the manufacturing processes. Minor deviations in these manufacturing processes could result in unacceptable changes in the products that result in lot failures, product recalls, or product liability.

If our strategic alliances are unsuccessful, our operating results will be negatively impacted.

        Several of our strategic initiatives involve alliances with other biotechnology and pharmaceutical companies. These include a joint venture with BioMarin Pharmaceutical Inc. with respect to Aldurazyme, and a marketing relationship under which Wyeth distributes Synvisc in several jurisdictions. The success of these and similar arrangements is largely dependent on technology and other intellectual property contributed by our strategic partners or the resources, efforts, and skills of our partners. Disputes and difficulties in such relationships are common, often due to conflicting priorities or conflicts of interest. Merger and acquisition activity may exacerbate these conflicts. The benefits of these alliances are reduced or eliminated when strategic partners:

  •
  terminate the agreements or limit our access to the underlying intellectual property;

  •
  fail to devote financial or other resources to the alliances and thereby hinder or delay development, manufacturing or commercialization activities;

  •
  fail to successfully develop, manufacture or commercialize any products; or

  •
  fail to maintain the financial resources necessary to continue financing their portion of the development, manufacturing, or commercialization costs or their own operations.

        Furthermore, payments we make under these arrangements, like the $12.1 million payment we made to BioMarin in May 2003, may exacerbate fluctuations in our financial results. In addition, under some of our strategic alliances, we make milestone payments well in advance of commercialization of products with no assurance that we will ever recoup these payments. We also may make equity investments in our strategic partners, as we did in September and October 2003 with CAT. Many such investments decline in value.

The development of new biotechnology products involves a lengthy and complex process, and we may be unable to commercialize any of the products we are currently developing.

        We have multiple products under development and devote considerable resources to research and development, including clinical trials. For example, we are currently conducting two clinical trials for Myozyme, an enzyme replacement therapy intended to treat Pompe disease, and we are spending considerable resources attempting to develop new treatments for Gaucher disease.

        Before we can commercialize our development-stage products, we will need to:

  •
  conduct substantial research and development;

  •
  undertake preclinical and clinical testing;

  •
  develop and scale-up manufacturing processes; and

  •
  pursue regulatory approvals and, in some countries, pricing approvals.

This process involves a high degree of risk and takes several years. Our product development efforts may fail for many reasons, including:

  •
  failure of the product in preclinical studies;

  •
  difficulty enrolling patients in clinical trials, particularly for disease indications with small populations;

  •
  patients exhibiting adverse reactions to the products or indications or other safety concerns;

  •
  clinical trial data insufficient to support the effectiveness of the product;

  •
  our inability to manufacture sufficient quantities of product for development or commercialization activities in a timely and cost-efficient manner; or

  •
  our failure to obtain the required regulatory approvals for the product or the facilities in which it is manufactured.

        Few research and development projects result in commercial products, and success in preclinical studies or early clinical trials often is not replicated in later studies. At any point, we may determine to abandon development of a product or service candidate or we may be required to expend considerable resources repeating clinical trials or conducting additional trials, which would adversely impact the timing for generating possible revenue for those product candidates.

        Our efforts to expand the approved indications for our products and to gain marketing approval in new jurisdictions also may fail. These expansion efforts are subject to many of the risks associated with completely new products, and, accordingly, we may fail to recoup the investments we make pursuing these expanded indications.

Government regulation imposes significant costs and restrictions on the development and commercialization of our products and services.

        Our success will depend on our ability to satisfy regulatory requirements. We may not receive required regulatory approvals on a timely basis or at all. Government agencies heavily regulate the production and sale of healthcare products and the provision of healthcare services. In particular, the FDA and comparable agencies in foreign countries must approve human therapeutic and diagnostic products before they are marketed, as well as the facilities in which they are made. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. Several biotechnology companies have failed to obtain regulatory approvals because regulatory agencies were not satisfied with the structure or conduct of clinical trials or the ability to interpret the data from the trials; similar problems could delay or prevent us from obtaining approvals. Furthermore, regulatory authorities, including the FDA, may not agree with our interpretations of our clinical trial data, which could delay, limit or prevent regulatory approvals.

        Therapies that have received regulatory approval for commercial sale may continue to face regulatory difficulties. If we fail to comply with applicable regulatory requirements, regulatory authorities could take actions against us, including:

  •
  issuing warning letters;

  •
  issuing fines and other civil penalties;

  •
  suspending regulatory approvals;

  •
  refusing to approve pending applications or supplements to approved applications;

  •
  suspending product sales in the United States and/or exports from the United States;

  •
  mandating product recalls; and

  •
  seizing products.

        Furthermore, the FDA and comparable foreign regulatory agencies may require post-marketing clinical trials or patient outcome studies. We have agreed with the FDA, for example, to a number of post-marketing commitments as a condition to U.S. marketing approval for Fabrazyme and Aldurazyme. In addition, regulatory agencies subject a marketed therapy, its manufacturer and the manufacturer's facilities to continual review and periodic inspections. The discovery of previously unknown problems with a therapy or the facility used to produce the therapy could prompt a regulatory authority to impose restrictions on us, including withdrawal of one or more of our products or services from the market.

Legislative or regulatory changes may adversely impact our business.

        The FDA has designated some of our products, including Fabrazyme, Aldurazyme, and Myozyme, as orphan drugs under the Orphan Drug Act. The Orphan Drug Act provides incentives to manufacturers to develop and market drugs for rare diseases, generally by entitling the first developer that receives FDA marketing approval for an orphan drug to a seven-year exclusive marketing period in the United States for that product. In recent years Congress has considered legislation to change the Orphan Drug Act to shorten the period of automatic market exclusivity and to grant marketing rights to simultaneous developers of a drug. If the Orphan Drug Act is amended in this manner, any approved drugs for which we have been granted exclusive marketing rights under the Orphan Drug Act will face increased competition, which may decrease the amount of revenue we receive from these products.

        In addition, the United States government and other governments have shown significant interest in pursuing healthcare reform. Any government-adopted reform measures could adversely impact:

  •
  the pricing of therapeutic products and medical devices in the United States or internationally;

  •
  the ability of consumers residing in the United States to purchase therapeutic products and medical devices that have been imported from manufacturers and distributors located outside of the United States; and

  •
  the amount of reimbursement available from governmental agencies or other third-party payors.

        New laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, which relate to health care availability, methods of delivery or payment for products and services, or sales, marketing or pricing may cause our revenue to decline, and we may need to revise our research and development programs.

We will require significant additional financing, which may not be available or available on terms favorable to us.

        As of December 31, 2003, we had approximately $1.2 billion in cash, cash equivalents and short- and long-term investments, excluding investments in equity securities. We intend to use substantial portions of our available cash for:

  •
  product development and marketing;

  •
  expanding existing and constructing new facilities;

  •
  expanding staff;

  •
  working capital, including satisfaction of our obligations under capital and operating leases; and

  •
  business combinations and other strategic business initiatives, including the expected acquisitions of Alfigen, Inc. and the physician services business division of IMPATH, Inc.

        We may further reduce available cash reserves to pay principal and interest on outstanding debt, including:

  •
  $690.0 million in principal under our 1.25% convertible senior notes due December 2023; and

  •
  $575.0 million in principal under our 3% convertible subordinated debentures due May 2021.

We currently intend to redeem our outstanding 3% convertible subordinated debentures in 2004, which will reduce our cash reserves.

        To satisfy these and other commitments, we may have to obtain additional financing in addition to the offering of the notes. We may be unable to obtain any additional financing, extend any existing financing arrangements, or obtain either on terms that we or our investors consider favorable.

We may fail to adequately protect our proprietary technology, which would allow competitors or others to take advantage of our research and development efforts.

        Our long-term success largely depends on our ability to market technologically competitive products. If we fail to obtain or maintain adequate intellectual property protection, we may not be able to prevent third parties from using our proprietary technologies. Our currently pending or future patent applications may not result in issued patents. In the United States, patent applications are confidential for 18 months following their filing, and because third parties may have filed patent applications for technology covered by our pending patent applications without us being aware of those applications, our patent applications may not have priority over patent applications of others. In addition, our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products, or provide us with any competitive advantage. If a third party initiates litigation regarding our patents, our collaborators' patents, or those patents for which we have license rights, and is successful, a court could declare our patents invalid or unenforceable or limit the scope of coverage of those patents.

        The USPTO and the courts have not consistently treated the breadth of claims allowed or interpreted in biotechnology patents. If the USPTO or the courts begin to allow or interpret claims more broadly, the incidence and cost of patent interference proceedings and the risk of infringement litigation will likely increase. On the other hand, if the USPTO or the courts begin to allow or interpret claims more narrowly, the value of our proprietary rights may be reduced. Any changes in, or unexpected interpretations of, the patent laws may adversely affect our ability to enforce our patent position.

        We also rely upon trade secrets, proprietary know-how, and continuing technological innovation to remain competitive. We attempt to protect this information with security measures, including the use of confidentiality agreements with our employees, consultants, and corporate collaborators. These individuals may breach these agreements and any remedies available to us may be insufficient to compensate our damages. Furthermore, our trade secrets, know-how and other technology may otherwise become known or be independently discovered by our competitors.

We may be required to license technology from competitors or others in order to develop and commercialize some of our products and services, and it is uncertain whether these licenses will be available.

        Third-party patents may cover some of the products or services that we or our strategic partners are developing or testing. In addition, we are aware of a United States patent owned by Columbia University relating to the manufacture of recombinant proteins in CHO cells, which are the cells we use to manufacture Cerezyme, Fabrazyme and Thyrogen, and which our joint venture partner, BioMarin, uses to manufacture Aldurazyme. We are challenging the validity of this patent in a federal lawsuit filed in June 2003. While we are licensed under the patent for a royalty of approximately 1.5% of sales, we have not paid the royalty pending the outcome of the litigation. If we do not prevail in this challenge, the royalty we would be obligated to pay would reduce our profits from the products that we use CHO cells to manufacture.

        A United States patent is entitled to a presumption of validity, and, accordingly, we face significant hurdles in any challenge to a patent. In addition, even if we are successful in challenging the validity of a patent, the challenge itself may be expensive and require significant management attention.

        To the extent valid third-party patent rights cover our products or services, we or our strategic collaborators would be required to seek licenses from the holders of these patents in order to manufacture, use, or sell these products and services, and payments under them would reduce our profits from these products. We may not be able to obtain these licenses on acceptable terms, or at all. If we fail to obtain a required license or are unable to alter the design of our technology to fall outside the scope of a patent, we may be unable to market some of our products and services, which would limit our profitability.

We may incur substantial costs as a result of litigation or other proceedings.

        A third party may sue us or one of our strategic collaborators for infringing the third-party's patent or other intellectual property rights. Likewise, we or one of our strategic collaborators may sue to enforce intellectual property rights or to determine the scope and validity of third-party proprietary rights. If we do not prevail in this type of litigation, we or our strategic collaborators may be required to:

  •
  pay monetary damages;

  •
  stop commercial activities relating to the affected products or services;

  •
  obtain a license in order to continue manufacturing or marketing the affected products or services; or

  •
  compete in the market with a substantially similar product.

        We are also currently involved in litigations and investigations that do not involve intellectual property claims, such as shareholder suits and government investigations regarding certain of our business decisions and practices, and may be subject to additional actions in the future. For example, we are currently defending several lawsuits brought in connection with our tracking stock exchange, some of which claim considerable damages. The federal government, state governments and private payors are investigating and have begun to file actions against numerous pharmaceutical and biotechnology companies alleging that the companies have overstated prices in order to inflate reimbursement rates. In addition, enforcement authorities have instituted actions under health care "fraud and abuse" laws, including anti-kickback and false claims statutes. Moreover, individuals who use our products or services, including our diagnostic products and genetic testing services, may bring product liability claims against us or our subsidiaries. We cannot predict whether any such actions would be initiated against us or, if initiated, if those actions would have a significant effect on our business.

        We have only limited amounts of insurance, which may not provide coverage to offset a negative judgment or a settlement payment. We may be unable to obtain additional insurance in the future, or we may be unable to do so on acceptable terms. Any additional insurance we do obtain may not provide adequate coverage against any asserted claims. Regardless of merit or eventual outcome, investigations and litigations may result in:

  •
  diversion of management's time and attention;

  •
  expenditure of large amounts of cash on legal fees, expenses, and payment of damages;

  •
  limitations on our ability to continue some of our operations;

  •
  decreased demand for our products and services; and

  •
  injury to our reputation.

Changes in the economic, political, legal and business environments in the foreign countries in which we do business could cause our international sales and operations, which account for a significant percentage of our consolidated net sales, to be limited or disrupted.

        Our international operations accounted for approximately 44% of our consolidated product and service revenues for the year ended December 31, 2003. We expect that international product and service sales will continue to account for a significant percentage of our revenues for the foreseeable future. In addition, we have direct investments in a number of subsidiaries outside of the United States, primarily in the European Union, Latin America and Japan. Our international sales and operations could be limited or disrupted, and the value of our direct investments may be diminished, by any of the following:

  •
  economic problems that disrupt foreign healthcare payment systems;

  •
  fluctuations in currency exchange rates;

  •
  the imposition of governmental controls;

  •
  less favorable intellectual property or other applicable laws;

  •
  the inability to obtain any necessary foreign regulatory approvals of products in a timely manner;

  •
  import and export license requirements;

  •
  political instability;

  •
  terrorist activities and armed conflict;

  •
  trade restrictions;

  •
  changes in tariffs;

  •
  difficulties in staffing and managing international operations; and

  •
  longer payment cycles.

        A significant portion of our business is conducted in currencies other than our reporting currency, the U.S. Dollar. We recognize foreign currency gains or losses arising from our operations in the period in which we incur those gains or losses. As a result, currency fluctuations among the U.S. Dollar and the currencies in which we do business have caused foreign currency transaction gains and losses in the past and will likely do so in the future. Because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we may suffer significant foreign currency transaction losses in the future due to the effect of exchange rate fluctuations.

Our level of indebtedness may harm our financial condition and results of operations.

        At December 31, 2003, we had $1.4 billion of outstanding indebtedness. We may incur additional indebtedness in the future. Our level of indebtedness will have several important effects on our future operations, including:

  •
  increasing our vulnerability to adverse changes in general economic and industry conditions; and

  •
  limiting our ability to obtain additional financing for capital expenditures, acquisitions, general corporate and other purposes.

        Our ability to make payments of principal and interest on our indebtedness depends upon our future operating and financial performance.

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

(Amounts in thousands)

	For the Years Ended December 31,
	2003	2002	2001
Revenues:
Net product sales	$1,563,509	$1,199,617	$1,110,254
Net service sales	130,984	114,493	98,370
Revenues from research and development contracts:
Related parties	1,836	2,747	3,279
Other	17,542	12,615	11,727

Total revenues	1,713,871	1,329,472	1,223,630

Operating costs and expenses:
Cost of products sold	399,961	309,634	307,425
Cost of services sold	75,683	66,575	56,173
Selling, general and administrative	519,977	438,035	424,640
Research and development (including research and development related to contracts)	335,256	308,487	264,004
Amortization of intangibles	80,257	70,278	121,124
Purchase of in-process research and development	158,000	1,879	95,568
Charge for impairment of goodwill	102,792	—	—
Charge for impaired assets	10,894	22,944	—

Total operating costs and expenses	1,682,820	1,217,832	1,268,934

Operating income (loss)	31,051	111,640	(45,304)

Other income (expenses):
Equity in loss of equity method investments	(16,743)	(16,858)	(35,681)
Loss on investments in equity securities	(1,201)	(14,497)	(25,996)
Minority interest	2,232	—	2,259
Loss on sales of product lines	(27,658)	—	(24,999)
Other	959	40	(1,993)
Investment income	43,015	51,038	50,504
Interest expense	(26,600)	(27,152)	(37,133)

Total other income (expenses)	(25,996)	(7,429)	(73,039)

Income (loss) before income taxes	5,055	104,211	(118,343)
(Provision for) benefit from income taxes	(72,647)	(19,015)	2,020

Net income (loss) before cumulative effect of change in accounting for goodwill and derivative financial instruments	(67,592)	85,196	(116,323)
Cumulative effect of change in accounting for goodwill	—	(98,270)	—
Cumulative effect of change in accounting for derivative financial instruments, net of tax	—	—	4,167

Net loss	$(67,592)	$(13,074)	$(112,156)

Comprehensive income (loss), net of tax:
Net loss	$(67,592)	$(13,074)	$(112,156)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	133,317	80,191	(6,003)
Gain on affiliate sale of stock, net of tax	2,856
Additional minimum pension liability, net of tax	2,529	(2,529)	—
Unrealized gains (losses) on interest rate swap contracts, net of tax	459	(1,035)	(943)
Unrealized gains (losses) on securities:
Unrealized losses arising during the period, net	(3,878)	(29,703)	(10,577)
Reclassification adjustment for (gains) losses included in net loss	(3,129)	9,565	16,429

Unrealized gains (losses) on securities, net	(7,007)	(20,138)	5,852

Other comprehensive income (loss)	132,154	56,489	(1,094)

Comprehensive income (loss)	$64,562	$43,415	$(113,250)

The accompanying notes are an integral part of these consolidated financial statements.

	For the Years Ended December 31,
	2003	2002	2001
Net income (loss) per share:
Allocated to Genzyme General Stock:
Net income before cumulative effect of change in accounting for derivative financial instruments	$82,143	$150,731	$3,879
Cumulative effect of change in accounting for derivative financial instruments, net of tax	—	—	4,167
Tax benefit allocated from Genzyme Biosurgery	8,720	18,508	24,593
Tax benefit allocated from Genzyme Molecular Oncology	3,420	9,287	11,904

Net income allocated to Genzyme General Stock	$94,283	$178,526	$44,543

Net income per share of Genzyme General Stock:
Basic:
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$0.43	$0.83	$0.20
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax	—	—	0.02

Net income per share allocated to Genzyme General Stock	$0.43	$0.83	$0.22

Diluted:
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$0.42	$0.81	$0.19
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax	—	—	0.02

Net income per share allocated to Genzyme General Stock	$0.42	$0.81	$0.21

Weighted average shares outstanding:
Basic	219,376	214,038	202,221

Diluted	225,419	219,388	211,176

Allocated to Biosurgery Stock (through June 30, 2003):
Net loss before cumulative effect of change in accounting for goodwill	$(166,656)	$(79,322)	$(145,170)
Cumulative effect of change in accounting for goodwill	—	(98,270)	—
Allocated tax benefit	14,005	9,706	18,189

Net loss allocated to Biosurgery Stock	$(152,651)	$(167,886)	$(126,981)

Net loss per share of Biosurgery Stock—basic and diluted:
Net loss before cumulative effect of change in accounting for goodwill	$(3.76)	$(1.74)	$(3.34)
Per share cumulative effect of change in accounting for goodwill	—	(2.46)	—

Net loss per share of Biosurgery Stock—basic and diluted	$(3.76)	$(4.20)	$(3.34)

Weighted average shares outstanding	40,630	39,965	37,982

Allocated to Molecular Oncology Stock (through June 30, 2003):
Net loss allocated to Molecular Oncology Stock	$(9,224)	$(23,714)	$(29,718)

Net loss per share of Molecular Oncology Stock—basic and diluted	$(0.54)	$(1.41)	$(1.82)

Weighted average shares outstanding	16,958	16,827	16,350

The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(Amounts in thousands, except par value amounts)

	December 31,
	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	$292,774	$406,811
Short-term investments	120,712	105,992
Accounts receivable, net	397,439	287,141
Inventories	267,472	238,809
Prepaid expenses and other current assets	110,872	45,187
Deferred tax assets	133,707	115,244

Total current assets	1,322,976	1,199,184
Property, plant and equipment, net	1,151,133	802,448
Long-term investments	813,974	682,201
Notes receivable—related parties	12,318	11,918
Goodwill, net	621,947	592,075
Other intangible assets, net	895,844	734,478
Investments in equity securities	110,620	42,945
Other noncurrent assets	75,716	27,950

Total assets	$5,004,528	$4,093,199

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$97,474	$44,458
Accrued expenses	267,304	213,166
Deferred revenue	6,837	15,887
Current portion of long-term debt, convertible note and capital lease obligations	20,410	294,737

Total current liabilities	392,025	568,248
Long-term debt and capital lease obligations	150,349	25,038
Convertible debentures	1,265,000	575,000
Deferred revenue—noncurrent	3,388	1,771
Deferred tax liabilities	205,923	174,929
Other noncurrent liabilities	51,431	50,366

Total liabilities	2,068,116	1,395,352

Commitments and contingencies (Notes K, L, N, P)
Stockholders' equity:
Preferred stock, $0.01 par value	—	—
Common stock:
Genzyme General Stock, $0.01 par value	2,247	2,148
Biosurgery Stock, $0.01 par value	—	405
Molecular Oncology Stock, $0.01 par value	—	169
Additional paid-in capital-Genzyme General Stock	2,957,578	1,810,358
Additional paid-in capital-Biosurgery Stock	—	823,364
Additional paid-in capital-Molecular Oncology Stock	—	148,799
Notes receivable from stockholders	(13,285)	(12,706)
Accumulated deficit	(198,560)	(130,968)
Accumulated other comprehensive income	188,432	56,278

Total stockholders' equity	2,936,412	2,697,847

Total liabilities and stockholders' equity	$5,004,528	$4,093,199

The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2003	2002	2001
Cash Flows from Operating Activities:
Net loss	$(67,592)	$(13,074)	$(112,156)
Reconciliation of net loss to net cash provided by operating activities:
Depreciation and amortization	160,459	134,000	179,009
Non-cash compensation expense	592	1,335	10,196
Provision for bad debts	2,865	8,029	1,116
Write off of note received from a collaborator	—	—	10,159
Charge for purchase of in-process research and development	158,000	1,879	95,568
Charge for impairment of goodwill	102,792	—	—
Charge for impaired assets	10,894	22,944	—
Equity in loss of equity method investments	16,743	16,858	35,681
Loss on investments in equity securities	1,201	14,497	25,996
Minority interest	(2,232)	—	(2,259)
Loss on sales of product lines	27,658	—	24,999
Deferred income tax provision (benefit)	(7,001)	10,670	(58,799)
Tax benefit from employee stock options	57,536	8,410	50,176
Cumulative effect of change in accounting for goodwill	—	98,270	—
Cumulative effect of change in accounting for derivative financial instruments	—	—	(4,167)
Other	3,892	9,348	769
Increase (decrease) in cash from working capital changes (excluding impact of acquired assets and liabilities):
Accounts receivable	(65,608)	(18,427)	(58,385)
Inventories	11,844	(41,651)	(6,668)
Prepaid expenses and other current assets	(31,080)	(11,168)	441
Accounts payable, accrued expenses and deferred revenue	6,895	(19,081)	32,503

Cash flows from operating activities	387,858	222,839	224,179

Cash Flows from Investing Activities:
Purchases of investments	(1,059,407)	(476,683)	(978,595)
Sales and maturities of investments	920,592	568,541	522,400
Purchases of equity securities	(52,547)	(4,050)	(11,138)
Proceeds from sale of equity securities	2,672	4,773	2,467
Purchases of property, plant and equipment	(259,598)	(225,437)	(184,304)
Proceeds from sales of product line	34,513	—	15,862
Acquisitions, net of acquired cash	(565,306)	—	(74,460)
Investments in equity investees	(28,056)	(25,260)	(39,677)
Acquisition of customer lists	(8,413)	—	—
Milestone payment to BioMarin	(12,100)	—	—
Note received from collaborator	—	(7,000)	—
Other	(542)	2,750	5,076

Cash flows from investing activities	(1,028,192)	(162,366)	(742,369)

The accompanying notes are an integral part of these consolidated financial statements.

	For the Years Ended December 31,
	2003	2002	2001
Cash Flows from Financing Activities:
Proceeds from issuance of common stock	116,459	31,898	91,517
Proceeds from draw on credit facility	616,000	50,000	17,000
Proceeds from issuance of debt	672,975	—	562,062
Payments of debt and capital lease obligations	(914,128)	(7,787)	(156,743)
Payments of notes receivable from stockholders	—	974	2,841
Bank overdraft	(2,543)	(2,442)	8,058
Minority interest	3,060	—	—
Other	2,233	4,007	4,942

Cash flows from financing activities	494,056	76,650	529,677

Effect of exchange rate changes on cash	32,241	22,677	(689)

Increase (decrease) in cash and cash equivalents	(114,037)	159,800	10,798
Cash and cash equivalents at beginning of period	406,811	247,011	236,213

Cash and cash equivalents at end of period	$292,774	$406,811	$247,011

Supplemental disclosures of cash flows:
Cash paid during the year for:
Interest, net of capitalized interest	$19,135	$24,494	$31,065
Income taxes	$95,180	$37,747	$17,504
Supplemental disclosures of non-cash transactions:
Mergers and Acquisitions—Note C.
Disposition of assets—Note D.
Property, Plant and Equipment—Note I.
Equity Method Investments—Note L.
Capital lease obligation for Genzyme Center—Note N.
Warrant exercise—Note O.

        In conjunction with the acquisitions of SangStat in 2003 and Novazyme, Focal, Wyntek and GDP in 2001, we assumed the following liabilities (amounts in thousands):

	For the Years Ended December 31,
	2003	2002	2001
Net cash paid for acquisition and acquisition costs	$(565,306)	$—	$(80,356)
Issuance of common stock and options	—	—	(129,392)
Existing equity investment	—	—	(5,488)
Deferred compensation	—	—	2,630
Fair value of assets acquired	361,598	—	85,675
Acquired in-process research and development	158,000	—	95,568
Goodwill	132,550	—	47,272
Liabilities for exit activities and integration	(11,067)	—	(1,740)
Net deferred tax liability assumed	(17,371)	—	(4,817)

Net liabilities assumed	$58,404	$—	$9,352

The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

(Amounts in thousands)

	Shares			Dollars
	2003	2002	2001	2003	2002	2001
COMMON STOCK:
GENZYME GENERAL STOCK:
Balance at beginning of year	214,814	213,179	191,182	$2,148	$2,132	$1,912
Issuance of Genzyme General Stock under stock plans	6,947	1,621	5,406	69	16	54
Exercise of warrants and stock purchase rights	3	14	127	—	—	1
Shares issued for the conversion of Biosurgery Stock to Genzyme General Stock	1,997	—	—	20	—	—
Shares issued for the conversion of Molecular Oncology Stock to Genzyme General Stock	959	—	—	10	—	—
Cancellation of shares	(3)	—	—	—	—	—
Shares issued for acquisition of Novazyme	—	—	2,562	—	—	26
Shares issued in connection with conversion of 5 1/4% convertible notes	—	—	12,597	—	—	126
Shares issued in connection with conversion of 5% convertible debentures	—	—	1,305	—	—	13

Balance at end of year	224,717	214,814	213,179	$2,247	$2,148	$2,132

BIOSURGERY STOCK:
Balance at beginning of year	40,482	39,554	36,398	$405	$395	$364
Issuance of Biosurgery Stock under stock plans	207	302	384	2	3	4
Shares issued in connection with conversion of 5 1/4% convertible notes	—	—	685	—	—	6
Shares issued in connection with investment in Myosix	—	626	—	—	7	—
Shares issued for acquisition of Focal	—	—	2,087	—	—	21
Shares converted into Genzyme General Stock from the consolidation of the tracking stocks	(40,689)	—	—	(407)	—	—

Balance at end of year	—	40,482	39,554	$—	$405	$395

MOLECULAR ONCOLOGY STOCK:
Balance at beginning of year	16,899	16,762	15,905	$169	$168	$159
Issuance of Molecular Oncology Stock under stock plans	90	137	175	1	1	2
Shares issued in connection with conversion of 5 1/4% convertible notes	—	—	682	—	—	7
Cancellation of shares	(11)	—	—	—	—	—
Shares converted into Genzyme General Stock from the consolidation of the tracking stocks	(16,978)	—	—	(170)	—	—

Balance at end of year	—	16,899	16,762	$—	$169	$168

The accompanying notes are an integral part of these consolidated financial statements.

	2003	2002	2001
ADDITIONAL PAID-IN CAPITAL:
GENZYME GENERAL STOCK:
Balance at beginning of year	$1,810,358	$1,745,819	$1,257,484
Issuance of Genzyme General Stock under stock plans	115,938	30,395	86,651
Exercise of warrants and stock purchase rights	—	233	2,290
Conversion of Biosurgery Stock to Genzyme General Stock	814,982	—	—
Conversion of Molecular Oncology Stock to Genzyme General Stock	149,103	—	—
Allocation of cash to Genzyme Biosurgery for Biosurgery designated shares	—	—	(12,000)
Allocation of cash to Genzyme Molecular Oncology for Molecular Oncology designated shares	—	—	(4,040)
Allocation of cash to Genzyme Molecular Oncology in exchange for the reallocation of diagnostic assets from Genzyme Molecular Oncology to Genzyme General	—	—	(32,000)
Payment from Genzyme Biosurgery in connection with transfer of NeuroCell joint venture interest	—	27,063	—
Tax benefit from disqualified dispositions	57,536	8,410	50,176
Conversion of 5 1/4% convertible notes	—	—	245,946
Conversion of 5% convertible debentures	—	—	21,187
Acquisition of Novazyme	—	—	119,572
Amortization of deferred compensation	592	1,335	10,196
Other	9,069	(2,897)	357

Balance at end of year	$2,957,578	$1,810,358	$1,745,819

BIOSURGERY STOCK:
Balance at beginning of year	$823,364	$843,544	$823,353
Issuance of Biosurgery Stock under stock plans	308	936	1,551
Allocation of cash from Genzyme General for Biosurgery designated shares	—	—	12,000
Payment to Genzyme General in connection with transfer of NeuroCell joint venture interest	—	(27,063)	—
Issuance of Biosurgery Stock in connection with investment in Myosix	—	1,581	—
Acquisition of Focal	—	—	9,780
Other	(9,077)	4,366	(3,140)
Conversion of Biosurgery Stock to Genzyme General Stock	(814,595)	—	—

Balance at end of year	$—	$823,364	$843,544

MOLECULAR ONCOLOGY STOCK:
Balance at beginning of year	$148,799	$148,481	$111,484
Issuance of Molecular Oncology Stock under stock plans	141	314	957
Allocation of cash from Genzyme General for Molecular Oncology designated shares	—	—	4,040
Allocation of cash from Genzyme General in exchange for the reallocation of diagnostic assets from Genzyme Molecular Oncology to Genzyme General	—	—	32,000
Other	3	4	—
Conversion of Molecular Oncology Stock to Genzyme General Stock	(148,943)	—	—

Balance at end of year	$—	$148,799	$148,481

The accompanying notes are an integral part of these consolidated financial statements.

	2003	2002	2001
NOTES RECEIVABLE FROM STOCKHOLDERS:
Balance at beginning of year	$(12,706)	$(13,245)	$(14,760)
Notes acquired in connection with Focal acquisition	—	—	(367)
Notes acquired in connection with Novazyme acquisition	—	—	(1,316)
Accrued interest receivable on notes	(613)	(622)	(184)
Payments and write-off of notes receivable	34	1,161	3,382

Balance at end of year	$(13,285)	$(12,706)	$(13,245)

ACCUMULATED DEFICIT:
Balance at beginning of year	$(130,968)	$(117,894)	$(5,738)
Net loss	(67,592)	(13,074)	(112,156)

Balance at end of year	$(198,560)	$(130,968)	$(117,894)

ACCUMULATED OTHER COMPREHENSIVE INCOME, NET OF TAX:
Balance at beginning of year	$56,278	$(211)	$883
Foreign currency translation adjustments	133,317	80,191	(6,003)
Gain on affiliate sale of stock, net of tax	2,856	—	—
Additional minimum pension liability, net of tax	2,529	(2,529)	—
Change in unrealized gains (losses) on investments and derivatives, net of tax	(6,548)	(21,173)	4,909

Accumulated other comprehensive income (loss)	$188,432	$56,278	$(211)

The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

        We are a global biotechnology company dedicated to making a major positive impact on the lives of people with serious diseases. Our broad product portfolio is focused on rare genetic disorders, renal disease, osteoarthritis and organ transplant, and includes an industry-leading array of diagnostic products and services. We are organized into five financial reporting units, which we also consider to be our reportable segments:

  •
  Renal, which develops, manufactures and distributes products that treat patients suffering from renal diseases, including chronic renal failure. The unit derives substantially all of its revenue from sales of Renagel;

  •
  Therapeutics, which develops, manufactures and distributes therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as LSDs, and other specialty therapeutics, such as Thyrogen. The unit derives substantially all of its revenue from sales of Cerezyme, Fabrazyme and Thyrogen;

  •
  Transplant, which develops, manufactures and distributes therapeutic products for the treatment of immune-mediated diseases, with a focus on products that address pre-transplantation, prevention and treatment of acute rejection in organ and bone marrow transplantation, as well as other auto-immune disorders. The unit derives its revenue primarily from sales of Thymoglobulin and Lymphoglobuline;

  •
  Biosurgery, which develops and markets biotherapeutics and biomaterial products, with an emphasis on products that meet medical needs in orthopaedics and broader surgical areas. The unit derives its revenue primarily from sales of Synvisc, the Sepra line of products and, through June 30, 2003, sales of cardiac device products; and

  •
  Diagnostics/Genetics, which develops and markets diagnostic products, with a focus on in vitro diagnostics, and provides genetic testing services.

We report the activities of our bulk pharmaceuticals, oncology, cardiovascular and drug discovery and development business units under the caption "Other." We report our corporate operations, general and administrative and corporate science activities that we do not allocate to our financial reporting units, under the caption "Corporate."

Policies Relating to Tracking Stock and the Elimination of Our Tracking Stock Structure

Elimination of Tracking Stock Structure

        Through June 30, 2003, we had three outstanding series of common stock—Genzyme General Division common stock, which we refer to as "Genzyme General Stock," Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock," and Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock." We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks was designed to reflect the value and track the financial performance of a specific subset of our business operations and its allocated assets, rather than the operations and assets of our entire company. Through June 30, 2003, we allocated earnings or losses to each series of tracking stock based on the net income or loss attributable to the corresponding division determined in accordance with accounting principles generally accepted in the United States as adjusted for the allocation of tax benefits. Effective July 1, 2003, we eliminated our tracking stock capital structure by exchanging, in accordance with the provisions of our charter, each share of Biosurgery Stock for 0.04914 of a share of Genzyme General Stock and each share of Molecular Oncology Stock for 0.05653 of a share of Genzyme General Stock. In the aggregate, 1,997,392 shares of Genzyme General Stock were exchanged for the outstanding shares of Biosurgery Stock and 959,045 shares of Genzyme General Stock were exchanged for the outstanding shares of Molecular Oncology Stock. Options and warrants to purchase shares of Biosurgery Stock were converted into options and warrants to purchase 401,257 shares of Genzyme General Stock, with exercise prices ranging from $24.42 to $2,370.98, and options to purchase shares of Molecular Oncology Stock were converted into options to purchase 198,855 shares of Genzyme General Stock, with exercise prices ranging from $25.83 to $474.97. While our charter continues to designate 100,000,000 shares as Biosurgery Stock and 40,000,000 shares as Molecular Oncology Stock, no shares of either series remain outstanding. We have deregistered Biosurgery Stock and Molecular Oncology Stock under the Securities Exchange Act of 1934, as amended. Effective July 1, 2003, we have one outstanding series of common stock, which we refer to as Genzyme General Stock.

        Effective July 1, 2003, as a result of the elimination of our tracking stock capital structure, all of our earnings or losses are now allocated to Genzyme General Stock. Earnings or losses allocated to Biosurgery Stock and Molecular Oncology Stock prior to that date remain allocated to those series of stock in the preparation of our consolidated financial statements and are not affected by the elimination of our tracking stock structure. Accordingly, earnings or losses allocated to Biosurgery Stock and Molecular Oncology Stock represent earnings allocated to those tracking stocks through June 30, 2003. Earnings or losses allocated to Genzyme General Stock through June 30, 2003 represent the earnings or losses of Genzyme General, as adjusted for the allocation of tax benefits. Earnings or losses allocated to Genzyme General Stock after June 30, 2003 represent the earnings or losses for the corporation as a whole.

        On July 1, 2003, we reclassified the Biosurgery Stock and Molecular Oncology Stock equity accounts into the Genzyme General Stock equity accounts. The elimination of our tracking stock capital structure had no effect on our consolidated net loss. In this Form 10-K, and future Quarterly and Annual Reports, we will not provide separate financial statements for each of our former divisions, but will continue to provide our consolidated financial statements for the corporation as a whole.

        Through June 30, 2003, the chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division were provisions in our charter governing dividends and distributions. The provisions governing dividends provided that our board of directors had discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount did not exceed the funds that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division was the greater of:

  •
  the amount that would be legally available for dividends under Massachusetts law if the division were a separate legal corporation; or

  •
  the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeds its corresponding stock's par value, preferred stock preferences and debt obligations.

        The provisions in our charter governing dividends and distributions factored the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock. Through June 30, 2003, we calculated the income tax provision of each division as if such division were a separate taxpayer, which included assessing the realizability of deferred tax assets at the division level. Our management and accounting policies in effect at the time provided that if, at the end of any fiscal quarter, a division could not use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we could allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Through June 30, 2003, Genzyme Biosurgery and Genzyme Molecular Oncology had not generated taxable income, and thus had not had the ability to use any projected annual tax benefits. Genzyme General has generated taxable income, providing it with the ability to utilize the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology. Consistent with our policy, we allocated the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology through June 30, 2003 to Genzyme General without making any compensating payments or allocations to the division that generated the benefit. The tax benefits allocated to Genzyme General and included in earnings attributable to Genzyme General Stock for the years ended December 31, 2003 (reflecting allocations through June 30, 2003), 2002 and 2001 were (amounts in thousands):

	For the Years Ended December 31,
	2003	2002	2001
Tax benefits allocated from:
Genzyme Biosurgery	$8,720	$18,508	$24,593
Genzyme Molecular Oncology	3,420	9,287	11,904

Total	$12,140	$27,795	$36,497

        As of June 30, 2003, the total tax benefits previously allocated to Genzyme General from Genzyme Biosurgery and Genzyme Molecular Oncology were (amounts in thousands):

Genzyme Biosurgery	$220,540
Genzyme Molecular Oncology	49,135

        Deferred tax assets and liabilities can arise from purchase accounting and relate to a division that does not satisfy the realizability criteria of SFAS No. 109, "Accounting for Income Taxes." Through June 30, 2003, such deferred tax assets and liabilities were allocated to the division to which the acquisition was allocated. As a result, the periodic changes in these deferred tax assets and liabilities did not result in a tax expense or benefit to that division. However, the change in these deferred tax assets and liabilities impacted our consolidated tax provision. These changes were added to division net income for purposes of determining net income allocated to a tracking stock.

        Within the general limits under our charter and Massachusetts law, the amount of any dividend payment will be at the board of directors' discretion. To date, we have never paid or declared a cash dividend on shares of any of our series of common stock, nor do we anticipate paying or declaring a cash dividend on shares of our common stock in the foreseeable future. Unless declared, no dividends will accrue on shares of our common stock.

Allocation Policy Related to Tracking Stocks

        Through June 30, 2003, our charter set forth which operations and assets were initially allocated to each division and stated that the division would also include all business, products or programs, developed by or acquired for the division, as determined by our board of directors. We then managed and accounted for transactions between our divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. Our charter required that all of our assets and liabilities be allocated among our divisions in a reasonable and consistent manner. Our board of directors retained considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock.

        Allocations to our divisions were based on one of the following methodologies:

  •
  specific identification—assets that were dedicated to the production of goods of a division or which solely benefit a division were allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred in activities which directly benefit a division were allocated to that division. Such specifically identified assets and liabilities included cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs were allocated to that division;

  •
  actual usage—expenses were charged to the division for whose benefit such expenses were incurred. Research and development, sales and marketing and direct general and administrative services were charged to the divisions for which the service was performed on a cost basis. Such charges were generally based on direct labor hours;

  •
  proportionate usage—costs incurred which benefited more than one division were allocated based on management's estimate of the proportionate benefit each division received. Such costs included facilities, legal, finance, human resources, executive and investor relations; or

  •
  board directed—programs and products, both internally developed and acquired, were allocated to divisions by the board of directors. The board of directors also allocated long-term debt and strategic investments.

Risks and Uncertainties

        We are subject to risks and uncertainties common to companies in the biotechnology industry. These risks and uncertainties may affect our future results, and include:

  •
  our ability to successfully complete preclinical and clinical development of our products and services;

  •
  our ability to manufacture sufficient amounts of our products for development and commercialization activities and to do so in a timely and cost-effective manner;

  •
  our ability to obtain and maintain adequate patent and other proprietary rights protection of our products and services and successfully enforce our proprietary rights;

  •
  the scope, validity and enforceability of patents and other proprietary rights held by third parties and their impact on our ability to commercialize our products and services;

  •
  the accuracy of our estimates of the size and characteristics of the markets to be addressed by our products and services, including growth projections;

  •
  market acceptance of our products and services;

  •
  our ability to consummate expected mergers and acquisitions and our success at integrating those businesses;

  •
  the use of cash in business combinations or other strategic initiatives;

  •
  our ability to identify new patients for our products and services;

  •
  the accuracy of our information regarding the products and resources of our competitors and potential competitors;

  •
  the content and timing of submissions to and decisions made by the FDA and other regulatory agencies;

  •
  the availability of reimbursement for our products and services from third-party payors, and the extent of such coverage and the accuracy of our estimates of the payors mix for our products;

  •
  our ability to establish and maintain strategic license, collaboration and distribution arrangements and to manage our relationships with collaborators, distributors and partners;

  •
  the continued funding and operation of our joint ventures by our partners; and

  •
  the impact of changes in the exchange rate for the Euro and other currencies on our product and service revenues in future periods.

Basis of Presentation

        Our consolidated financial statements for each period include the statements of operations, balance sheets, statements of cash flows and statements of stockholders' equity for our corporate operations taken as a whole. We eliminate all significant intracompany items and transactions in consolidation. We have reclassified certain 2002 and 2001 data to conform with our 2003 presentation.

Principles of Consolidation

        Our consolidated financial statements include the accounts of our wholly owned and majority owned subsidiaries. For consolidated majority-owned subsidiaries in which we own greater than a 50% interest, we record a minority interest in the consolidated financial statements to account for the ownership interest of the minority owner. As a result of the adoption of FIN 46, "Consolidation of Variable Interest Entities," we also consolidate certain variable interest entities for which we are the primary beneficiary. For consolidated subsidiaries in which we own less than a 100% interest, we record minority interest in our statements of operations for the ownership interest of the minority owner. We use the equity method to account for investments in entities in which we have a substantial ownership interest (20% to 50%) which do not fall under the scope of FIN 46, or over which we exercise significant influence. Our consolidated net loss includes our share of the earnings of these entities. All significant intercompany accounts and transactions have been eliminated in consolidation.

Dividend Policy

        We have never paid a cash dividend on shares of our stock. We currently intend to retain our earnings to finance future growth and do not anticipate paying any cash dividends on our stock in the foreseeable future.

Use of Estimates

        Under accounting principles generally accepted in the United States, we are required to make certain estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in our financial statements. Our actual results could differ from these estimates.

Cash and Cash Equivalents

        We value our cash and cash equivalents at cost plus accrued interest, which we believe approximates their market value. Our cash equivalents consist principally of money market funds and commercial paper with original maturities of three months or less. We generally invest our cash in investment-grade securities to mitigate risk.

Investments

        We invest our excess cash balances in short-term and long-term marketable debt securities. As part of our strategic relationships, we may also invest in equity securities of other biotechnology companies. Other investments are accounted for as described below.

        We accounted for our investment in GTC under the equity method of accounting until May 2002, at which point our ownership interest and board representation was reduced below 20% and we did not have any other factors of significant influence. Accordingly, we ceased to have significant influence over GTC and we ceased accounting for our investment in GTC under the equity method of accounting in June 2002.

        We consolidated the results of Peptimmune through February 2003 because during that period we owned 100% of its outstanding stock. In March 2003, our investment in Peptimmune decreased to approximately 12% as a result of the sale by Peptimmune of shares of its Series B voting preferred stock to third-party investors. Although our ownership interest in Peptimmune has declined below 20%, we account for the investment in Peptimmune under the equity method of accounting because certain factors exist that cause us to continue to have significant influence over Peptimmune, including that the chairman and chief executive officer of Peptimmune is a member of our board of directors, one of our corporate officers is a consultant to Peptimmune and we have service agreements with Peptimmune.

        We classify all of our marketable equity investments as available-for-sale. We classify our investments in marketable debt securities as either held-to-maturity or available-for-sale based on facts and circumstances present at the time we purchase the securities. As of each balance sheet date presented, we classified all of our investments in debt securities as available-for-sale. We report available-for-sale investments at fair value as of each balance sheet date and include any unrealized holding gains and losses (the adjustment to fair value) in stockholders' equity. Realized gains and losses are determined on the specific identification method and are included in investment income. If any adjustment to fair value reflects a decline in the value of the investment, we consider all available evidence to evaluate the extent to which the decline is "other than temporary" and mark the investment to market through a charge to our statement of operations. Investments in equity securities for which fair value is not readily determinable are carried at cost, subject to review for impairment. We classify our investments with remaining maturities of 12 months or less as short-term investments exclusive of those categorized as cash equivalents. We classify our investments with remaining maturities of greater than twelve months as long-term investments, unless we do not expect to hold the investment to maturity.

        For additional information on our investments, please read Note K., "Investments in Marketable Securities and Strategic Equity Investments," and Note L., "Equity Method Investments," below.

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

  •
  expired inventory.

        We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would result in the write-off of the inventory and a charge to earnings. At December 31, 2003, all of our inventories were for products that have been approved for sale.

Property, Plant and Equipment

        We record property, plant and equipment at cost. When we dispose of these assets, we remove the related cost and accumulated depreciation and amortization from the related accounts on our balance sheet and include any resulting gain or loss in our statement of operations.

        We generally compute depreciation using the straight-line method over the economic lives of the assets. We compute economic lives as follows:

  •
  plant and equipment—three to fifteen years;

  •
  furniture and fixtures—five to seven years; and

  •
  buildings—twenty to forty years.

        We depreciate certain specialized manufacturing equipment and facilities over their remaining useful lives using the units-of-production method. We evaluate the remaining life and recoverability of this equipment periodically based on the appropriate facts and circumstances.

        We amortize leasehold improvements and assets under capital leases over their useful life or, if shorter, the term of the applicable lease.

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

Goodwill and Other Intangible Assets

        Our intangible assets consist of:

  •
  goodwill;

  •
  covenants not to compete;

  •
  purchased technology rights;

  •
  customer lists; and

  •
  patents, trademarks and trade names.

        Effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that ratable amortization of goodwill and certain intangible assets be replaced with the periodic tests of goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite.

        We amortize intangible assets using the straight-line method over their estimated useful lives, which range between 1.25 years to 15 years.

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

        If we believe an indicator of potential impairment exists, we test to determine whether impairment recognition criteria in SFAS No. 144 have been met. We charge impairments of the long-lived assets to operations if our evaluations indicate that the carrying value of these assets are not recoverable.

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

We consider the local currency for all of our foreign subsidiaries to be the functional currency for that subsidiary. As a result, we include translation adjustments for these subsidiaries in stockholders' equity. We also record foreign currency translation gains and losses in stockholders' equity on intercompany balances that are of a long-term investment nature. Our stockholders' equity includes net cumulative foreign currency translation gains of $173.3 million at December 31, 2003 and $40.0 million at December 31, 2002.

        Gains and losses on all other foreign currency transactions are included in our results of operations.

Derivative Instruments

        On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that we recognize all derivative instruments as either assets or liabilities in our consolidated balance sheet and measure those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income, depending on whether a derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship.

        In accordance with the transition provisions of SFAS 133, we recorded a cumulative effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations for the year ended December 31, 2001 to recognize the fair value of warrants to purchase shares of GTC common stock that we held on January 1, 2001.

Revenue Recognition

        We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, and title and risk of loss have passed to the customer and collection from the customer is reasonably assured. We recognize revenue from service sales, such as Carticel chondrocyte services and genetic testing services, when we have finished providing the service. We recognize the revenue from the contracts to perform research and development services and selling and marketing services over the term of the applicable contract and as we complete our obligations under that contract. We recognize non-refundable, up-front license fees over the related performance period or at the time we have no remaining performance obligations.

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

        We evaluate revenue from agreements that have multiple elements to determine whether the components of the arrangement represent separate units of accounting as defined in EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF 00-21 requires that the delivered items have value to the customer on a standalone basis, there is objective and reliable evidence of fair value of the undelivered items; and delivery or performance is probable and within our control for any delivered items that have a right of return.

        We follow the guidance of EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" in the presentation of revenues and direct costs of revenues. This guidance requires us to assess whether we act as a principal in the transaction or as an agent acting on behalf of others. We record revenue transactions gross in our statements of operations if we are deemed the principal in the transaction, which includes being the primary obligor and having the risks and rewards of ownership.

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

Issuance of Stock By a Subsidiary or an Affiliate

        We include gains on the issuance of stock by our subsidiaries and affiliates in net income unless that subsidiary or affiliate is a research and development, start-up or development stage company or an entity whose viability as a going concern is under consideration. In those situations, we account for the change in our equity ownership of that subsidiary or affiliate as included in other comprehensive income or loss.

Income Taxes

        We use the asset and liability method of accounting for deferred income taxes. Our provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. We record liabilities for income tax contingencies based on our best estimate of the underlying exposures.

        We have not provided for possible U.S. taxes on the undistributed earnings of foreign subsidiaries. We do not believe it is practicable to determine the tax liability associated with the repatriation of our foreign earnings because it is our policy to indefinitely reinvest these earnings in non-U.S. operations. These undistributed foreign earnings totaled $64.4 million at December 31, 2003 and $81.7 million at December 31, 2002.

Comprehensive Income (Loss)

        Comprehensive income (loss) consists of net income or loss and all changes in equity from non-shareholder sources, including changes in unrealized gains and losses on investments and on derivative instruments designated as hedges, foreign currency translation adjustments and minimum liabilities for accumulated benefit obligations, net of taxes.

Net Income (Loss) Per Share

        Through June 30, 2003, we calculated earnings per share for each series of stock using the two-class method. To calculate basic earnings per share for each series of stock, we divided the earnings allocated to each series of stock by the weighted average number of outstanding shares of that series of stock during the applicable period. When we calculated diluted earnings per share, we also included in the denominator all potentially dilutive securities outstanding during the applicable period if inclusion of such securities was not anti-dilutive. We allocated our earnings to each series of our common stock based on the earnings attributable to that series of stock. Through June 30, 2003, the earnings attributable to Genzyme General Stock, as defined in our charter, were equal to the net income or loss of Genzyme General determined in accordance with accounting principles generally accepted in the United States, and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies in effect at the time. Earnings attributable to Biosurgery Stock and Molecular Oncology Stock were defined similarly and, as such, were based on the net income or loss of the corresponding division as adjusted for the allocation of tax benefits.

        Effective July 1, 2003, in connection with the elimination of our tracking stock structure, we ceased allocating earnings or losses to Biosurgery Stock and Molecular Oncology Stock. From that date forward, all of our earnings or losses are allocated to Genzyme General Stock. Earnings or losses allocated to Biosurgery Stock and Molecular Oncology Stock prior to July 1, 2003 will remain allocated to those stocks and will not be affected by the elimination of our tracking stock structure.

Accounting for Stock-Based Compensation

        In accounting for stock-based compensation, we do not recognize compensation expense for qualifying options granted to our employees and directors, under the provisions of our stock-based compensation plans, with fixed terms and an exercise price greater than or equal to the fair market value of the underlying series of our common stock on the date of grant. All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123, as amended, and EITF Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

        The following table sets forth our net income (loss) data as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS No. 123, as amended, based on the fair value at the grant dates of the awards (amounts in thousands):

	For the Years Ended December 31,
	2003	2002	2001
Net income (loss):
As reported	$(67,592)	$(13,074)	$(112,156)
Add: stock-based compensation included in as-reported, net of tax	375	844	6,444
Deduct: pro forma stock-based compensation expense, net of tax	(80,035)	(69,728)	(60,926)

Pro forma	$(147,252)	$(81,958)	$(166,638)

        The following table sets forth the impact to our historical net income (loss) per share data as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS No. 123. Through June 30, 2003, we allocated our earnings to each series of our common stock. Effective July 1, 2003 in conjunction with the elimination of our tracking stocks, all of our earnings and losses are allocated to Genzyme General Stock:

	For the Years Ended December 31,
	2003	2002	2001
Net income per share allocated to Genzyme General Stock (1):
Basic:
As reported	$0.43	$0.83	$0.22
Add: stock-based compensation included in as reported, net of tax	0.00	0.00	0.03
Deduct: pro forma stock-based compensation expense, net of tax	(0.35)	(0.27)	(0.23)

Pro forma	$0.08	$0.56	$0.02

Diluted:
As reported	$0.42	$0.81	$0.21
Add: stock-based compensation included in as reported, net of tax	0.00	0.00	0.03
Deduct: pro forma stock-based compensation expense, net of tax	(0.34)	(0.26)	(0.22)

Pro forma	$0.08	$0.55	$0.02

Net loss per share allocated to Biosurgery Stock—basic and diluted (1):
As reported	$(3.76)	$(4.20)	$(3.34)
Deduct: pro forma stock-based compensation expense, net of tax	(0.06)	(0.17)	(0.24)

Pro forma	$(3.82)	$(4.37)	$(3.58)

Net loss per share allocated to Molecular Oncology Stock—basic and diluted (1):
As reported	$(0.54)	$(1.41)	$(1.82)
Deduct: pro forma stock-based compensation expense, net of tax	(0.09)	(0.22)	(0.29)

Pro forma	$(0.63)	$(1.63)	$(2.11)

(1)
Through June 30, 2003, the resulting compensation expense was allocated to our former operating divisions in accordance with our allocation policies in effect at the time. Effective July 1, 2003, in connection with the elimination of our tracking stock structure, we ceased allocating earnings or losses to Biosurgery Stock and Molecular Oncology Stock. From that date forward, all of our earnings or losses are allocated to Genzyme General Stock. Earnings or losses allocated to Biosurgery Stock and Molecular Oncology Stock prior to July 1, 2003 remain allocated to those stocks and are not affected by the elimination of our tracking stock structure.

The effects of applying SFAS No. 123 are not necessarily representative of the effects on reported net income (loss) in future years. Additional awards in future years are anticipated.

        We estimate the fair value of each option grant using the Black-Scholes option-pricing model. In computing these pro forma amounts, we used the following assumptions:

	Risk-Free Interest Rate	Volatility	Dividend Yield	Expected Option Life (In Years)	Average Fair Value
GENZYME GENERAL STOCK:
2003	3.26%	54%	0%	5	$22.37
2002	4.64%	54%	0%	5	$16.77
2001	5.08%	49%	0%	5	$25.66
BIOSURGERY STOCK:
Through June 30, 2003	2.16%	91%	0%	5	$1.49
2002	4.64%	91%	0%	5	$3.13
2001	5.08%	70%	0%	5	$4.06
MOLECULAR ONCOLOGY STOCK:
Through June 30, 2003	2.16%	105%	0%	5	$1.93
2002	4.64%	105%	0%	5	$1.92
2001	5.08%	99%	0%	5	$11.33

  Recent Accounting Pronouncements

        Accounting for Revenue Arrangements with Multiple Deliverables.    In November 2002, the EITF published EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," which addresses how to determine whether a revenue arrangement involving multiple deliverables contains more than one unit of accounting for the purposes of revenue recognition and how revenue arrangement considerations should be measured and allocated to the separate units of accounting. EITF Issue No. 00-21 applies to all revenue arrangements that we enter into after June 30, 2003. The adoption of EITF Issue No. 00-21 did not have a material impact on our financial condition or results of operations.

        Variable Interest Entities.    In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities," as amended and revised in December 2003, which addresses the consolidation of VIEs by business enterprises that are the primary beneficiaries. A VIE is an entity that does not have sufficient equity investment to permit it to finance its activities without additional financial support from a third party, or whose equity investors lack the characteristics of a controlling financial interest. The primary beneficiary of a VIE is the enterprise with the majority of the risk or rewards associated with the VIE. Immediate application of FIN 46 was required for all potential VIEs created after January 31, 2003. For potential VIEs created prior to February 1, 2003, the consolidation requirements apply for periods ending after March 15, 2004. FIN 46 also requires enhanced disclosures related to VIEs. As a result of our adoption of FIN 46, we have consolidated the results of Kallikrein LLC, which we became a member of in 2003. Our consolidated balance sheet as of December 31, 2003 includes assets of $1.4 million related to Kallikrein LLC, substantially all of which are included in accounts receivable. We have recorded Dyax's portion of this joint venture's losses as minority interest in our consolidated statements of operations.

        We are currently assessing the application of FIN 46 to our interests in other entities formed prior to February 1, 2003, including our participation in BioMarin/Genzyme LLC.

        Financial Instruments with Characteristics of Both Liabilities and Equity.    In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and must be applied to our existing financial instruments effective July 1, 2003, the beginning of the first fiscal period after June 15, 2003. The adoption of SFAS No. 150 has no material impact on our financial condition or results of operations.

        Employers' Disclosures about Pensions and Other Postretirement Benefits.    In December 2003, the FASB issued SFAS No. 132 (revised) "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement revises employers' disclosures about pension plans and other postretirement benefit plans. It requires additional disclosures related to the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. For U.S. defined benefit pension plans and other defined benefit postretirement plans, SFAS No. 132 (revised) is effective for fiscal years ending after December 15, 2003. Disclosure of information about foreign plans required under SFAS No. 132 (revised) is effective for fiscal years ending after June 15, 2004. The adoption of SFAS No 132 (revised) did not have a material impact on our disclosures about pensions and other postretirement benefits for the year ended December 31, 2003 because we only have one U.S. defined benefit plan, which has been frozen since December 1995 and is fully funded as of December 31, 2003. We will provide the additional disclosures required under SFAS No. 132 (revised) for our foreign defined benefit plans in 2004, commencing with the required interim disclosures for the quarter ended March 31, 2004.

NOTE B. NET INCOME (LOSS) PER SHARE

Genzyme General Stock

        The following table sets forth our computation of basic and diluted net income per share of Genzyme General Stock (amounts in thousands, except per share amounts):

	For the Years Ended December 31,
	2003	2002	2001
Net income before cumulative effect of change in accounting for derivative financial instruments	$82,143	$150,731	$3,879
Cumulative effect of change in accounting for derivative financial instruments, net of tax (1)	—	—	4,167
Tax benefit allocated from Genzyme Biosurgery	8,720	18,508	24,593
Tax benefit allocated from Genzyme Molecular Oncology	3,420	9,287	11,904

Net income allocated to Genzyme General Stock—basic and diluted	$94,283	$178,526	$44,543

Shares used in computing net income per common share—basic	219,376	214,038	202,221
Effect of dilutive securities (2):
Stock options (3)	6,033	5,340	8,914
Warrants	10	10	41

Dilutive potential common shares	6,043	5,350	8,955

Shares used in computing net income per share—diluted (2,3,4,5)	225,419	219,388	211,176

Net income per share allocated to Genzyme General Stock:
Basic:
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$0.43	$0.83	$0.20
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax (1)	—	—	0.02

Net income per share allocated to Genzyme General Stock	$0.43	$0.83	$0.22

Diluted (2,3,4,5):
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$0.42	$0.81	$0.19
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax (1)	—	—	0.02

Net income per share allocated to Genzyme General Stock	$0.42	$0.81	$0.21

(1)
On January 1, 2001, we adopted SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138. In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations in March 2001, to record the fair value of our warrants to purchase shares of GTC common stock held on January 1, 2001.

(2)
Effective July 1, 2003, in connection with the elimination of our tracking stock structure, options and warrants to purchase shares of Biosurgery Stock were converted into options and warrants to purchase 401,257 shares of Genzyme General Stock with exercise prices ranging from $24.42 to

  $2,370.98 and options to purchase shares of Molecular Oncology Stock were converted into options to purchase 198,855 shares of Genzyme General Stock with exercise prices ranging from $25.83 to $474.97.

(3)
We did not include the securities described in the following table in the computation of Genzyme General's diluted earnings per share for each period because these securities had an exercise price greater than the average market price of Genzyme General Stock (amounts in thousands):

	For the Years Ended December 31,
	2003	2002	2001
Shares of Genzyme General Stock issuable for options	8,974	13,576	2,170

(4)
In all periods presented, we did not include the potentially dilutive effect of the assumed conversion of the $575.0 million in principal of 3% convertible subordinated debentures in the computation of dilutive earnings per share for Genzyme General Stock for each of the years presented, because the conditions for conversion had not been met. The debentures are contingently convertible into approximately 8.2 million shares of Genzyme General Stock at an initial conversion price of $70.30 per share.

(5)
In 2003, we did not include the potentially dilutive effect of the assumed conversion of the $690.0 million in principal of 1.25% senior convertible notes, issued in December 2003, in the computation of diluted earnings per share for Genzyme General Stock because the conditions for conversion had not been met. The notes are contingently convertible into approximately 9.7 million shares of Genzyme General Stock at an initial conversion price of $71.24 per share.

Biosurgery Stock:

        For all periods presented, basic and diluted net loss per share of Biosurgery Stock are the same. We did not include the securities described in the following table in the computation of Biosurgery Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Biosurgery Stock (amount in thousands):

	For the Years Ended December 31,
	2003(1)	2002	2001
Shares of Biosurgery Stock issuable for options	7,796	7,573	5,582
Warrants to purchase Biosurgery Stock	7	7	8
Biosurgery designated shares (2)	3,128	3,118	3,105
Biosurgery designated shares reserved for options (2)	62	77	93
Shares issuable upon conversion of the 6.9% convertible subordinated note allocated to Genzyme Biosurgery (3)	—	358	358

Total shares excluded from the calculation of diluted net loss per share of Biosurgery Stock	10,993	11,133	9,146

(1)
For the year ended December 31, 2003, includes potentially dilutive securities through June 30, 2003. Effective July 1, 2003, in connection with the elimination of our tracking stock structure, options and warrants to purchase shares of Biosurgery Stock were converted into options and warrants to purchase 401,257 shares of Genzyme General Stock with exercise prices ranging from $24.42 to $2,370.98.

(2)
Biosurgery designated shares were authorized shares of Biosurgery Stock that were not issued and outstanding, but which our board of directors could issue, sell or distribute without allocating the proceeds to Genzyme Biosurgery. Effective July 1, 2003, all Biosurgery designated shares were cancelled in connection with the elimination of our tracking stock structure.

(3)
These shares were reserved in connection with the conversion of the 6.9% convertible subordinated note we assumed upon our acquisition of Biomatrix in 2000. We paid cash to satisfy this note in May 2003.

Molecular Oncology Stock:

        For all periods presented, basic and diluted net loss per share of Molecular Oncology Stock are the same. We did not include the securities described in the following table in the computation of Molecular Oncology Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Molecular Oncology Stock (amounts in thousands):

	For the Years Ended December 31,
	2003(1)	2002	2001
Shares of Molecular Oncology Stock issuable for options	3,465	2,870	1,370
Molecular Oncology designated shares (2)	1,651	1,651	1,651

Total shares excluded from the calculation of diluted net loss per share of Molecular Oncology Stock	5,116	4,521	3,021

(1)
For the year ended December 31, 2003, includes potentially dilutive securities through June 30, 2003. Effective July 1, 2003, in connection with the elimination of our tracking stock structure, options to purchase shares of Molecular Oncology Stock were converted into options to purchase 198,855 shares of Genzyme General Stock, with exercise prices ranging from $25.83 to $474.97.

(2)
Molecular Oncology designated shares were authorized shares of Molecular Oncology Stock that were not issued and outstanding, but which our board of directors could issue, sell or distribute without allocating the proceeds to Genzyme Molecular Oncology. Effective July 1, 2003, all Molecular Oncology designated shares were cancelled in connection with the elimination of our tracking stock structure.

NOTE C. MERGERS AND ACQUISITIONS

Pending Mergers and Acquisitions

Merger with ILEX Oncology, Inc.

        In February 2004, we entered into an Agreement and Plan of Merger with ILEX Oncology, Inc., an oncology drug development company. The business combination will take the form of a stock-for-stock merger and is expected to be completed by the middle of 2004. Under the terms of the merger agreement, ILEX shareholders will receive shares of Genzyme common stock for each ILEX share owned based on an exchange ratio. This exchange ratio will equal $26.00 divided by the average (rounded to the nearest cent) of the per share closing prices of Genzyme common stock as reported by Nasdaq during the 20 trading days ending on the fifth trading day prior to the closing of the transaction, provided that if this average is greater than $59.88, then the exchange ratio will be 0.4342, and if this average is less than $46.58, then the exchange ratio will be 0.5582. Cash will be paid for fractional shares. The transaction has a total value of approximately $1 billion, based on ILEX's 39.0 million shares outstanding on February 26, 2004, and our offer price of $26.00 per share. The transaction is expected to be accounted for as a purchase and to qualify as a tax-free reorganization. The business combination has been approved by the board of directors of both companies, and is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act and approval of ILEX's shareholders.

Acquisition of Physician Services Business Division of IMPATH, Inc.

        On February 27, 2004, we entered into an Asset Purchase Agreement with IMPATH, Inc., pursuant to which we anticipate becoming the lead bidder to purchase the assets of IMPATH's Physician Services business division, a cancer testing business. The agreement provides for our payment of approximately $215 million in cash for the business unit. If it is approved by the bankruptcy court, the definitive agreement would give us "stalking horse" status. This status confers on us certain rights, including a break-up fee should these assets be sold to another party through the auction. IMPATH filed for Chapter 11 bankruptcy protection on September 28, 2003. Accordingly, the sale of these assets is subject to a competitive auction process pursuant to Section 363 of the Bankruptcy Code. We expect to complete the purchase in the second quarter of 2004.

Completed Mergers and Acquisitions

SangStat

        In September 2003, we completed an all cash tender offer for the outstanding common stock (and associated preferred stock purchase rights) of SangStat for $22.50 per outstanding SangStat share. The aggregate consideration paid was $636.6 million in cash. We accounted for the acquisition as a purchase. Accordingly, the results of operations of SangStat are included in our consolidated financial statements from September 11, 2003, the day after the expiration of the successful tender offer.

        The purchase price and the allocation of the purchase price to the estimated fair value of the acquired tangible and intangible assets and assumed liabilities are as follows (amounts in thousands):

Cash paid for shares tendered	$602,269
Amount paid for the buyout of options to purchase shares of SangStat common stock	28,269
Acquisition costs	6,021

Total purchase price	$636,559

Cash and cash equivalents	$71,253
Marketable securities	28,182
Accounts receivable	25,745
Inventories	33,069
Deferred tax assets-current	68,040
Other current assets	4,385
Property, plant and equipment	2,779
Other intangible assets (to be amortized straight-line over 1.25 to 10 years)	256,000
Goodwill	132,550
In-process research and development	158,000
Other assets	11,438
Assumed liabilities:
6.5% convertible note due March 29, 2004	(11,267)
Notes payable	(6,965)
Other assumed liabilities	(40,172)
Liabilities for exit activities	(11,067)
Deferred tax liability	(85,411)

Allocated purchase price	$636,559

        The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed amounted to $132.6 million, which was allocated to goodwill. We expect that substantially all of the amount allocated to goodwill will not be deductible for tax purposes. We will perform an impairment test for the goodwill on a periodic basis in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets."

  In-Process Research and Development

        In connection with our acquisition of SangStat, we acquired IPR&D, related to two projects, RDP58 and cyclosporine capsule. RDP58 is a novel inhibitor of several inflammatory cytokines. As of the acquisition date, neither project had reached technological feasibility nor had an alternative future use. Accordingly, we allocated to IPR&D, and charged to expense in our consolidated statements of operations in September 2003, $158.0 million, representing the portion of the purchase price attributable to these two projects, of which $138.0 million is attributable to RDP58 and $20.0 million is attributable to cyclosporine capsule.

        Management assumes responsibility for determining the IPR&D valuation. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached technological feasibility. We used a discount rate of 13% and cash flows which have been probability adjusted to reflect the risks of advancement through the product approval process. In estimating future cash flows, we also considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D projects and adjusted future cash flows for a charge reflecting the contribution to value of these assets.

  Restructuring Plans

        In connection with the acquisition of SangStat, we initiated an integration plan to consolidate and restructure certain functions and operations of SangStat, including the relocation and termination of certain SangStat personnel and the closure of SangStat's leased facilities. These costs have been recognized as liabilities assumed in connection with the purchase of SangStat in accordance with EITF Issue No. 95-3, "Recognition of Liabilities in Connection with Purchase Business Combinations." The following table summarizes the liabilities established for exit activities related to the acquisition of SangStat (amounts in thousands):

	Recorded at Acquisition Date	Revision of Estimate	Payments in 2003	Reserve Balance at December 31, 2003
Employee related benefits	$7,118	$1,315	$(831)	$7,602
Closure of leased facilities in California, Germany, Netherlands, Spain and Canada	2,561	(233)	—	2,328
Other exit activities	49	257	—	306

Total exit activities	$9,728	$1,339	$(831)	$10,236

        We expect to pay employee related benefits through the first half of 2004 and payments related to the closure of leased facilities through the first half of 2005.

Novazyme

        In September 2001, we acquired all of the outstanding capital stock of Novazyme, a privately-held developer of biotherapies for the treatment of LSDs, for an initial payment of approximately 2.6 million shares of Genzyme General Stock. Novazyme shareholders received 0.5714 of a share of Genzyme General Stock for each share of Novazyme common stock they held. We will be obligated to make two additional payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive United States marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies by specified dates. In connection with the merger, we also assumed all of the outstanding options, warrants and rights to purchase Novazyme common stock and exchanged them for options, warrants and rights to purchase Genzyme General Stock, on an as-converted basis.

        We accounted for our acquisition of Novazyme as a purchase. Accordingly, the results of operations of Novazyme are included in our consolidated financial statements from September 26, 2001, the date of acquisition.

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

        We issued approximately 2.6 million shares of Genzyme General Stock to Novazyme's shareholders. These shares were valued at $110.6 million using the average trading price of Genzyme General Stock for the four day trading period ending on September 26, 2001, the date of acquisition. Options, warrants and rights to purchase shares of Genzyme General Stock were valued at $9.0 million using the Black-Scholes model. In accordance with FIN 44, at the date of acquisition we allocated the $2.6 million intrinsic value of the portion of the unvested options related to the future service period to deferred compensation in stockholders' equity. We amortized the unvested portion to operating expense over the remaining vesting period of approximately 22 months.

        In connection with our acquisition of Novazyme, we acquired a technology platform that we believe can be leveraged in the development of treatments for various LSDs. As of the acquisition date, the technology platform had not achieved technological feasibility and would require significant further development to complete. Accordingly, we allocated to IPR&D $86.8 million, representing the portion of the purchase price attributable to the technology platform. In accordance with accounting principles generally accepted in the United States, the amount allocated to IPR&D was charged as an expense in our consolidated financial statements for the year ended December 31, 2001.

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

Focal

        In January 2001, Focal, a developer of synthetic biopolymers used in surgery, exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. On June 30, 2001, we acquired the remaining 78% of the outstanding shares in an exchange of shares of Biosurgery Stock for shares of Focal common stock. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock as merger consideration. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for options to purchase Biosurgery Stock on an as-converted basis. We accounted for the acquisition as a purchase and, accordingly, we included the results of operations of Focal in our consolidated financial statements from the date of acquisition.

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

Wyntek

        In June 2001, we acquired all of the outstanding capital stock of Wyntek for an aggregate purchase price of $65.4 million. We accounted for the acquisition as a purchase and, accordingly, we included the results of operations of Wyntek in our consolidated financial statements from June 1, 2001, the date of acquisition.

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

        In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered for the program under development. The acquired IPR&D consists of Wyntek's work to complete the program. There are no alternative uses for the in-process program in the event that the program fails in clinical trials or is otherwise not feasible. The development effort for the acquired IPR&D does not possess an alternative future use for us as defined by accounting principles generally accepted in the United States. Consequently, the amount allocated to IPR&D was charged as an expense for the year ended December 31, 2001. We are amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 5 years to 10 years.

        In 2003, we cancelled our cardiac and stroke quantitative point-of-care rapid test development programs. No further development is planned for these programs.

Genzyme Development Partners

        In January 2001, we acquired the outstanding Class A limited partnership interests in GDP for an aggregate of $25.7 million in cash plus royalties payable over ten years on sales of certain Sepra products. In August 2001, we purchased the remaining outstanding GDP limited partnership interests, consisting of two Class B interests, for an aggregate of $180,000 plus additional royalties payable over ten years on sales of certain Sepra products. We accounted for the acquisitions as purchases and accordingly, we include the results of operations of GDP in our consolidated financial statements from January 9, 2001, the date of acquisition of Class A interests.

        We allocated the purchase prices to the fair value of the intangible assets acquired as follows (amounts in thousands):

Total
Patents (to be amortized over 8 years)	$5,909
Trademarks (to be amortized over 10 years)	2,755
Technology (to be amortized over 10 years)	8,827
Goodwill	8,414

Total	$25,905

Pro Forma Financial Summary

        The following pro forma financial summary is presented as if the acquisition of SangStat was completed as of January 1, 2003 and 2002. The pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisition been consummated on those dates, or of the future operations of the combined entities. Material nonrecurring charges related to this acquisition, such as an IPR&D charge of $158.0 million, are included in the following pro forma financial summary for both periods (amounts in thousands, except per share amounts):

	For the Years Ended December 31,
	2003	2002
Total revenues	$1,800,118	$1,446,321

Loss before cumulative effect of change in accounting for goodwill	$(88,012)	$(96,344)
Cumulative effect of change in accounting for goodwill	—	(98,270)

Net loss	$(88,012)	$(194,614)

Net income (loss) allocated to Genzyme General Stock	$73,863	$(3,014)

Net income (loss) per share allocated to Genzyme General Stock:
Basic	$0.34	$(0.01)

Diluted	$0.33	$(0.01)

Weighted average shares outstanding:
Basic	219,376	214,038

Diluted	225,419	214,038

NOTE D. DISPOSITION OF ASSETS

Cardiac Device Assets

        In June 2003, we sold to Teleflex, for $34.5 million in cash, substantially all of the tangible and intangible assets directly associated with our cardiac device business, excluding our Fall River, Massachusetts manufacturing facility, the assets related to our FocalSeal product and certain other assets. In addition, Teleflex assumed $6.3 million of trade obligations directly associated with our cardiac device business. The assets sold had a net carrying value of $68.1 million at the time of the sale. We recorded a net loss of $27.7 million in our consolidated statements of operations in 2003 in connection with this sale. We also recorded a tax benefit of $9.2 million for the reversal of related deferred tax liabilities. Teleflex is leasing the Fall River facility through December 2004, with an option to extend the term to June 30, 2005. We have also entered into transitional services and manufacturing agreements with Teleflex under which each party provides and receives certain services for specified periods of time and fees.

Snowden-Pencer Products

        In November 2001, we sold our Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery, for $15.9 million in net cash. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility in Tucker, Georgia. The assets sold had a net carrying value of approximately $41 million at the time of the sale. We recorded a loss of $25.0 million in our consolidated financial statements in connection with this sale. We also recorded a related tax benefit of $4.7 million in our consolidated financial statements.

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

NOTE E. CHARGES FOR IMPAIRED ASSETS

        In connection with the sale of our cardiac device assets to Teleflex, we tested the carrying value of our manufacturing facility in Fall River, Massachusetts in June 2003 to determine whether the impairment recognition criteria in SFAS No. 144 had been met. In evaluating the facility for impairment, we considered the risks associated with the eventual sale of this facility, including the probability of finding a buyer for the facility, the amount of time that would likely be required to market and complete the sale of the facility and the estimated range of net proceeds that we could expect to receive. Our impairment analysis indicated that the carrying value for the Fall River facility would not be fully recoverable. As a result of this assessment, we recorded a charge for impaired asset of $2.9 million in our consolidated statements of operations in June 2003 to write down the carrying value of the Fall River facility to its estimated fair value.

        In 2003, we discontinued the active marketing, and ultimately, the sale of our FocalSeal product. In connection with the discontinuation of this product, we tested the carrying value of the assets associated with the product to determine whether the impairment recognition criteria in SFAS No. 144 had been met. Our impairment analysis indicated that the carrying value of these assets would not be fully recoverable. As a result of this assessment, we recorded total charges of $14.3 million in our consolidated financial statements in December 2003 to write off the tangible and intangible assets associated with our FocalSeal product. These charges include:

  •
  an $8.0 million charge for impaired assets, which consists of a charge of $5.2 million to write off the intangible assets and a charge of $2.8 million to write off the fixed assets related to our FocalSeal product;

  •
  a $4.2 million charge to cost of products sold to write off the remaining inventory for the product; and

  •
  a $2.0 million charge to SG&A for exit costs related to a leased facility in Lexington, Massachusetts.

NOTE F. DERIVATIVE FINANCIAL INSTRUMENTS

        We use an interest rate swap to mitigate the risk associated with a floating rate lease obligation, and have designated the swap as a cash flow hedge. The notional amount of this swap at December 31, 2003 was $25.0 million. Because the critical terms of the swap agreement correspond to the related lease obligation, there were no amounts of hedge ineffectiveness for all periods presented. No gains or losses were excluded from the assessment of hedge effectiveness. We record the differential to be paid or received on the swap as incremental interest expense. The fair value of the swap at December 31, 2003, representing the cash requirements to settle the agreement, was approximately $(2.9) million.

        We periodically enter foreign currency forward contracts, all of which have durations of three years or less. These contracts have not been designated as hedges and, accordingly, unrealized gains or losses on these contracts are reported in current earnings. The notional settlement amount of foreign currency forward contracts outstanding at December 31, 2003 was $84.8 million. At December 31, 2003, these contracts had a fair value of $2.6 million, representing an unrealized loss. The amount has been recorded in our consolidated statement of operations for the year ended December 31, 2003 and in accrued expenses in our consolidated balance sheet as of December 31, 2003.

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

NOTE G. ACCOUNTS RECEIVABLE

        Our trade receivables primarily represent amounts due from distributors, healthcare service providers and companies and institutions engaged in research, development or production of pharmaceutical and biopharmaceutical products. We perform credit evaluations of our customers on an ongoing basis and generally do not require collateral. We state accounts receivable at fair value after reflecting certain allowances. This allowance was $22.8 million at December 31, 2003 and $18.9 million at December 31, 2002.

NOTE H. INVENTORIES

	December 31,
	2003	2002
	(Amounts in thousands)
Raw materials	$53,056	$45,751
Work-in-process	96,088	77,274
Finished products	118,328	115,784

Total	$267,472	$238,809

        In June 2003, we sold $21.3 million of inventory related to our cardiac device business to Teleflex.

        In connection with the acquisition of SangStat in September 2003, we acquired $33.1 million of inventory, of which $1.0 million is raw materials, $22.6 million is work in-process and $9.5 million are finished goods. In addition, we acquired $8.0 million of generic cyclosporine inventory that is included in Other noncurrent assets in our consolidated balance sheet as of December 31, 2003 because we do not expect to sell this inventory in the next twelve months.

        We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory that has not yet been approved for sale. If a product is not approved for sale, it would likely result in the write-off of the inventory and a charge to earnings. At December 31, 2003, all of our inventories are for products that have been approved for sale.

NOTE I. PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2003	2002
	(Amounts in thousands)
Plant and equipment	$618,997	$409,371
Land and buildings	418,481	385,294
Leasehold improvements	182,564	122,707
Furniture and fixtures	38,772	29,661
Construction-in-progress	301,717	200,122

	1,560,531	1,147,155
Less accumulated depreciation	(409,398)	(344,707)

Property, plant and equipment, net	$1,151,133	$802,448

        Our total depreciation expense was $80.2 million in 2003, $62.5 million in 2002 and $56.7 million in 2001.

        We have non-cancellable capital lease obligations related to our new corporate headquarters, certain administrative offices and certain machinery and equipment.

        Property, plant and equipment includes the following amounts for assets subject to capital leases (amounts in thousands):

December 31, 2003
Building – Corporate headquarters in Cambridge, Massachusetts	$130,221
Building – Administrative offices in Waltham, Massachusetts	25,000

155,221
Less accumulated depreciation	(3,994)

Assets subject to capital leases, net	$151,227

        We capitalize costs we have incurred in validating the manufacturing process for products which have reached technological feasibility. As of December 31, 2003, capitalized validation costs, net of accumulated depreciation, were $11.2 million. We have capitalized the following amounts of interest costs incurred in financing the construction of our manufacturing facilities (amounts in millions):

For the Years Ended December 31,
2003	2002	2001
$6.2	$4.5	$4.2

        The estimated cost of completion for assets under construction as of December 31, 2003 is $167.5 million.

        During 2001, we began constructing a recombinant protein manufacturing facility adjacent to our existing facilities in Framingham, Massachusetts. During the quarter ended December 31, 2001, we suspended development of this site in favor of developing the manufacturing site we acquired from Pharming N.V. in Geel, Belgium. Throughout 2002, we considered various alternative plans for use of the Framingham manufacturing facility, including contract manufacturing arrangements, and whether the $16.8 million of capitalized engineering and design costs for this facility would be applicable to the future development at this site. In December 2002, due to a change in our plans for future manufacturing capacity requirements, we determined that we would not proceed with construction of the Framingham facility for the foreseeable future. As a result, we recorded a charge in the fourth quarter of 2002 to write off $14.0 million of capitalized engineering and design costs that were specific to the Framingham facility. The remaining $2.8 million of capitalized engineering and design costs were used in the construction of the Belgium manufacturing facility and, accordingly, have been reallocated as a capitalized cost of that facility.

        In 1997, we temporarily suspended bulk production of HA at our bulk HA manufacturing facility in Haverhill, United Kingdom, because we determined that we had sufficient quantities of HA on hand to meet the demand for our Sepra products for the near term. In 2002, we began a capital expansion program to build HA manufacturing capacity at one of our existing manufacturing facilities in Framingham. Subsequently, we determined that we had sufficient inventory levels to meet demand until the Framingham facility was completed and validated, which was estimated to be within one year. In connection with this assessment, we concluded that we no longer require the manufacturing capacity at the HA plant in the United Kingdom and recorded an impairment charge of $9.0 million in our consolidated statements of operations to write off the assets at the United Kingdom facility.

NOTE J. GOODWILL AND OTHER INTANGIBLE ASSETS

        Effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite.

  Cumulative Effect of Change in Accounting for Goodwill

        Upon adoption of SFAS No. 142, we tested the goodwill of Biosurgery's cardiothoracic reporting unit in accordance with the transitional provisions of that standard, using the present value of expected future cash flows to estimate the fair value of this former reporting unit. We recorded an impairment charge of $98.3 million, which we reflected as a cumulative effect of a change in accounting for goodwill in our consolidated statements of operations in March 2002.

  Goodwill

        Effective January 1, 2002, in accordance with the provisions of SFAS No. 142, we ceased amortizing goodwill. Effective July 1, 2003, in connection with the elimination of our tracking stock structure and associated changes in how we will review our business going forward, we revised our reportable segments. Diagnostics/Genetics now includes the goodwill related to our genetic testing business, formerly included in Other. We have conformed the 2002 segment disclosures for goodwill to the 2003 presentation. The following tables contain the changes in our net goodwill during the years ended December 31, 2003 and 2002 (amounts in thousands):

	As of December 31, 2002	Acquisition	Impairment	Adjustments	As of December 31, 2003
Renal	$76,753	$—	$—	$—	$76,753
Therapeutics	354,709	—	—	—	354,709
Transplant (1)	—	132,550	—	—	132,550
Biosurgery (2)	110,376	—	(102,792)	—	7,584
Diagnostics/Genetics (3)	49,244	—	—	6	49,250
Other (3)	993	—	—	108	1,101

Goodwill, net	$592,075	$132,550	$(102,792)	$114	$621,947

	As of December 31, 2001	Acquisition	Impairment	Adjustments	As of December 31, 2002
Renal	$76,784	$—	$—	$(31)	$76,753
Therapeutics (4)	361,541	—	—	(6,832)	354,709
Biosurgery (5)	209,596	—	(98,270)	(950)	110,376
Diagnostics/Genetics	48,679	—	—	565	49,244
Other (3)	822	—	—	171	993

Goodwill, net	$697,422	$—	$(98,270)	$(7,077)	$592,075

(1)
Represents the goodwill resulting from the acquisition of SangStat in September 2003.

(2)
In connection with our assessment of the value of our Biosurgery reporting unit and the elimination of our tracking stock structure, we determined that the fair value of Biosurgery's net assets was lower than their carrying value, indicating a potential impairment of the goodwill allocated to Biosurgery's orthopaedics reporting unit, which resulted from our acquisition of Biomatrix in December 2000. The fair value was determined by discounting, to present value, the estimated future cash flows of the reporting unit. Based on our analysis, we have concluded that the goodwill assigned to Biosurgery's orthopaedics reporting unit is fully impaired. Accordingly, we recorded a charge for impairment of goodwill of $102.8 million in our consolidated statements of operations in June 2003 to write off the goodwill allocated to the orthopaedics reporting unit.

(3)
The adjustments to goodwill for the year ended December 31, 2003 relate to foreign currency revaluation adjustments for goodwill denominated in foreign currencies.

(4)
Adjustments for Therapeutics in 2002 include:

•
$(8.8) million resulting from an adjustment to the value assigned to the deferred tax assets and liabilities recorded in connection with our acquisition of GelTex;

•
$1.6 million of workforce intangible assets previously classified as other intangible assets, net of related deferred tax benefits, resulting from our acquisition of GelTex reclassified as required by SFAS No. 142; and

  •
  $1.3 million resulting from an adjustment to the value assigned to the deferred tax assets recorded in connection with our acquisition of Novazyme.

(5)
Impairment for Biosurgery represents the impairment charge we recorded in 2002, in accordance with the transitional provisions of SFAS No. 142, related to the goodwill allocated to Biosurgery's cardiothoracic reporting unit.

        We completed the annual impairment tests for the $621.9 million of net goodwill related to our other reporting units during 2003 and determined that additional impairment charges were not required. We are required to perform impairment tests under SFAS No. 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable.

  Other Intangible Assets

        The following table contains information on our other intangible assets for the periods presented (amounts in thousands):

	As of December 31, 2003			As of December 31, 2002
	Gross Other Intangible Assets	Accumulated Amortization	Net Other Intangible Assets	Gross Other Intangible Assets	Accumulated Amortization	Net Other Intangible Assets
Technology (1)	$785,991	$(138,404)	$647,587	$551,836	$(88,222)	$463,614
Patents (2)	183,360	(43,413)	139,947	196,997	(37,014)	159,983
Trademarks (2)	58,027	(15,606)	42,421	91,754	(15,945)	75,809
License fees (2,3)	38,072	(9,400)	28,672	26,862	(7,261)	19,601
Distribution agreements	13,950	(5,294)	8,656	13,950	(3,550)	10,400
Customer lists (1,4)	38,038	(11,895)	26,143	12,369	(8,076)	4,293
Other	9,200	(6,782)	2,418	8,197	(7,419)	778

Total	$1,126,638	$(230,794)	$895,844	$901,965	$(167,487)	$734,478

(1)
Includes the portion of the purchase price for the acquisition of SangStat allocated to other intangible assets, including:

•
$235.5 million for technology; and

•
$17.3 million for customer lists.

(2)
Reflects the sale of our cardiac device business and elimination of our FocalSeal product line in 2003, including:

•
$4.6 million in net patents; and

•
$27.8 million in net trade names.

(3)
On April 30, 2003, the FDA granted marketing approval for Aldurazyme. As a result, pursuant to the terms of our joint venture agreement, we paid BioMarin a $12.1 million milestone payment, which we paid in May 2003 and capitalized as a license fee.

(4)
On July 25, 2003, we acquired a customer list from the reference lab division of Genetics & IVF Institute, a privately-held company in Fairfax, Virginia, for the total purchase price of $8.2 million.

        All of our other intangible assets are amortized over their estimated useful lives, which range between 1.25 years to 15 years. Total amortization expense for our other intangible assets was:

  •
  $80.3 million for the year ended December 31, 2003;

  •
  $71.5 million for the year ended December 31, 2002; and

  •
  $69.8 million for the year ended December 31, 2001.

        The estimated future amortization expense for other intangible assets for the five succeeding fiscal years is as follows (amounts in thousands):

Year ended December 31,	Estimated Amortization Expense
2004	$103,620
2005	98,395
2006	90,023
2007	90,023
2008	89,251

        The following table presents the impact SFAS No. 142 would have had on our amortization of intangibles expense and net income (loss) had the standard been in effect for the year ended December 31, 2001 (amounts in thousands):

	Year Ended December 31, 2001
	As Reported	Goodwill Amortization Adjustment	As Adjusted
Amortization of intangibles	$121,124	$(52,541)	$68,583

Net income (loss) before cumulative effect of change in accounting for derivative financial instruments	$(116,323)	$52,541	$(63,782)
Cumulative effect of change in accounting for derivative financial instruments, net of tax	4,167	—	4,167

Net income (loss)	$(112,156)	$52,541	$(59,615)

Net income allocated to Genzyme General Stock:
Net income allocated to Genzyme General Stock before cumulative effect of change in accounting for derivative financial instruments	$40,376	$37,020	$77,396
Cumulative effect of change in accounting for derivative financial instruments, net of tax	4,167	—	4,167

Net income allocated to Genzyme General Stock	$44,543	$37,020	$81,563

	Year Ended December 31, 2001
	As Reported	Goodwill Amortization Adjustment	As Adjusted
Net income per share allocated to Genzyme General Stock:
Basic:
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$0.20	$0.18	$0.38
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax	0.02	—	0.02

Net income per share allocated to Genzyme General Stock	$0.22	$0.18	$0.40

Diluted:
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$0.19	$0.18	$0.37
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax	0.02	—	0.02

Net income per share allocated to Genzyme General Stock	$0.21	$0.18	$0.39

Net income (loss) allocated to Biosurgery Stock	$(126,981)	$15,521	$(111,460)

Net income (loss) per share allocated to Biosurgery Stock—basic and diluted	$(3.34)	$0.41	$(2.93)

NOTE K. INVESTMENTS IN MARKETABLE SECURITIES AND STRATEGIC EQUITY INVESTMENTS

Marketable Securities (amounts in thousands):

	December 31,
	2003		2002
	Cost	Market Value	Cost	Market Value
Cash equivalents (1):
Corporate notes	$24,968	$24,970	$—	$—
U.S. Government agencies	10,103	10,103	2,002	2,002
Money market funds	63,526	63,526	125,266	125,266

	98,597	98,599	127,268	127,268

Short-term:
Corporate notes (2)	95,669	95,819	73,186	74,434
U.S. Government agencies	1,562	1,576	26,455	26,751
Non U.S. Government agencies	3,085	3,088	4,718	4,807
U.S. Treasury notes	20,227	20,229	—	—

	120,543	120,712	104,359	105,992

Long-term:
Corporate notes	297,749	305,195	480,144	498,869
U.S. Government agencies	167,256	168,589	129,901	134,833
Non U.S. Government agencies	21,410	21,708	25,586	26,571
U.S. Treasury notes	318,689	318,482	20,862	21,928

	805,104	813,974	656,493	682,201

Total cash equivalents, short- and long-term investments	$1,024,244	$1,033,285	$888,120	$915,461

Investments in equity securities	$98,053	$110,620	$52,954	$42,945

(1)
Cash equivalents are included as part of cash and cash equivalents on our consolidated balance sheets.

(2)
In 2002, short-term corporate notes includes $4.5 million of long-term corporate notes that matured in more than one year but were classified as short-term because management intended to utilize these investments within twelve months to fund operating activities.

        The following table contains information regarding the range of contractual maturities of our investments in debt securities (amounts in thousands):

	December 31,
	2003		2002
	Cost	Market Value	Cost	Market Value
Within 1 year (1)	$219,140	$219,312	$227,133	$228,721
1-2 years (1)	322,265	325,435	163,997	169,465
2-10 years (1)	482,839	488,538	496,990	517,275

	$1,024,244	$1,033,285	$888,120	$915,461

(1)
$4.5 million of long-term corporate notes were classified as short-term investments as of December 31, 2002 because management intended to utilize those investments within twelve months to fund operating activities.

Realized and Unrealized Gains and Losses on Marketable Securities and Investments in Equity Securities

        We review the carrying value of each of our strategic investments in equity securities on a quarterly basis for potential impairment. In June 2003, we recorded a $3.6 million impairment charge in connection with our investment in the common stock of ABIOMED because we considered the decline in value of this investment to be other than temporary. Given the significance and duration of the decline, we concluded that it was unclear over what period the recovery of the stock price for this investment would take place, and, accordingly, that any evidence suggesting that the investment would recover to at least our historical cost was not sufficient to overcome the assumption that the current market price was the best indicator of the value of this investment.

        At December 31, 2003, our stockholders' equity includes $16.4 million of unrealized gains and $3.8 million of unrealized losses related to our investments in strategic equity securities. We believe the losses related to our other investments in equity securities are temporary. We will record impairment charges related to the investments for which we have recorded unrealized losses at December 31, 2003 if the stocks do not recover within the next three months.

        In 2002, we recorded $15.4 million of impairment charges, including:

  •
  $9.2 million in connection with our investment in the common stock of GTC;

  •
  $3.4 million in connection with our investment in the ordinary shares of CAT; and

  •
  $2.0 million in connection with our investment in the common stock of Dyax.

        Given the significance and duration of the declines as of the end of 2002, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments. At December 31, 2002, our stockholders' equity includes unrealized losses of approximately $10.0 million, related to the other strategic equity investments in equity securities.

        We record gross unrealized holding gains and losses related to our investments in marketable securities excluding strategic equity investments, to the extent they are determined to be temporary, in stockholders' equity. The following table sets forth the amounts recorded:

	December 31,
	2003	2002
Unrealized holding gains	$10.2 million	$27.4 million
Unrealized holding losses (1)	$1.2 million	$0.1 million

(1)
The unrealized holding losses greater than one year were not significant for either period.

        The following table shows strategic investments in equity securities of unconsolidated entities that we hold as of December 31, 2003 (amounts in thousands):

	December 31, 2003
	Adjusted Cost	Carrying Value	Unrealized Gain/(Loss)
ABIOMED, Inc. (1)	$12,185	$16,131	$3,946
BioMarin Pharmaceutical Inc. (1)	18,000	16,316	(1,684)
Caduceus Private Investments (2)	538	538	—
Cambridge Antibody Technology Group plc (2,3)	41,012	38,866	(2,146)
Cortical Pty Ltd. (2)	422	422	—
Dyax Corporation (1)	991	4,486	3,495
GTC Biotherapeutics, Inc. (1)	5,811	14,767	8,956
Healthcare Ventures V, L.P. (2)	1,699	1,699	—
Healthcare Ventures VII, L.P. (2)	810	810	—
Oxford Bioscience Partners IV, L.P. (2)	2,375	2,375	—
MacroGenics, Inc. (2)	5,000	5,000	—
MPM BioVentures III QP, L.P. (2)	1,300	1,300	—
ProQuest Investments II, L.P. (2)	2,910	2,910	—
ViaCell, Inc. (2)	5,000	5,000	—

Total at December 31, 2003 (2)	$98,053	$110,620	$12,567

	December 31, 2002
	Adjusted Cost	Carrying Value	Unrealized Gain/(Loss)
	(Amounts in thousands)
Total at December 31, 2002	$52,954	$42,945	$(10,009)

(1)
Marketable equity securities that have readily determinable market values are stated at market value. We record temporary unrealized gains and losses related to these investments in other comprehensive income.

(2)
Equity securities without readily determinable market values and for which we do not exercise significant influence are stated at cost and are periodically reviewed for impairment.

(3)
Our investment in Cambridge Antibody Technology Group plc is denominated in British pounds sterling. We translated this investment into U.S. dollars at the current exchange rate on December 31, 2003.

Cambridge Antibody Technology Group plc

        We have a strategic alliance with Cambridge Antibody Technology Group plc, a UK-based biotechnology company which we refer to as CAT, for the development and commercialization of human monoclonal antibodies directed against transforming growth factor (TGF)-beta. Prior to September 2003, we owned 307,982 ordinary shares of CAT, which were purchased upon entering into the initial collaboration in September 2000. We purchased 1.8 million ordinary shares of CAT in September 2003 for $15.8 million and an additional 2.5 million ordinary shares in October 2003 for $22.3 million. Following these purchases, we hold approximately 12% of the outstanding ordinary shares of CAT.

GTC

        On April 4, 2002, GTC purchased approximately 2.8 million shares of GTC common stock held by us for an aggregate consideration of $9.6 million. We received $4.8 million in cash and a promissory note for the remaining amount. We have committed to a 24-month lock-up provision on the remaining 4.9 million shares of GTC common stock held by us, which is approximately 15% of the shares of GTC common stock outstanding as of December 31, 2003. We accounted for our investment in GTC under the equity method of accounting until May 2002, at which point our ownership interest and board representation was reduced below 20% and we did not have any other factors of significant influence. Accordingly, we ceased to have significant influence over GTC and we began accounting for our investment in GTC under the cost method of accounting in June 2002.

        At December 31, 2002, the remaining 4.9 million shares of GTC common stock held by us did not qualify as marketable securities under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" because we were within the first 12 months of the 24-month lock-up provision. As a result, we carried our investment in GTC on our consolidated balance sheets at cost, subject to review for impairment. Effective April 4, 2003, we began the last 12 months of the 24-month lock-up provision and, as a result, the remaining shares of GTC common stock that we hold now qualify as marketable securities under SFAS No. 115 and are carried on our consolidated balance sheets at fair value.

        We recorded in equity in loss of equity method investments our portion of GTC's results through May 2002. Our recognized portion of GTC's net losses was $1.9 million in 2002 and $4.3 million in 2001. The fair market value of our investment in GTC common stock was $14.8 million at December 31, 2003 and $5.8 million at December 31, 2002.

        We provide GTC with certain research and development and administrative services and sublease to GTC laboratory, research and office space. We recognized revenue under the research and development agreement of $2.9 million in 2003, $2.7 million in 2002 and $3.2 million in 2001. During 2003, we received approximately $4.0 million from GTC under our other agreements. At December 31, 2003, GTC owed us $2.0 million under these agreements.

        In 2001 and through May 2002, we accounted for our investment in GTC under the equity method. The following tables contain condensed statement of operations data for GTC as of December 31, 2002 and 2001 and balance sheet data for GTC as of December 31, 2002 (amounts in thousands):

	For the Years Ended December 31,
	2002	2001
Revenues	$10,379	$13,740
Operating loss	(25,909)	(23,844)
Net loss	(24,320)	(16,556)
At December 31,
2002
Current assets	$61,460
Noncurrent assets	33,913
Current liabilities	13,778
Noncurrent liabilities	12,823

Dyax

        In October 1998, we entered into a collaboration agreement with Dyax to develop and commercialize one of Dyax's proprietary compounds for the treatment of chronic inflammatory diseases. In May 2002, we restructured our collaboration agreement with Dyax for the development of the kallikrein inhibitor DX-88. In 2003, we acquired a 49.99% interest in Kallikrein LLC, our joint venture with Dyax for the development of DX-88 for HAE and other chronic inflammatory diseases. As a result of our adoption of FIN 46, we have consolidated the results of Kallikrein LLC, which we became a member of in 2003. Our consolidated balance sheet as of December 31, 2003 includes assets of $1.4 million related to Kallikrein LLC, substantially all of which are included in accounts receivable. We have recorded Dyax's portion of this joint venture's losses as minority interest in our consolidated statements of operations for 2003.

        Under the terms of the collaboration agreement, both companies will share development costs of DX-88 for HAE going forward. In addition, Dyax will receive milestone payments from us upon dosing the first HAE patient in a pivotal clinical trial of DX-88 and upon regulatory approvals for the first indication. Dyax will also receive milestone payments from us if DX-88 is approved in additional indications. Contingent upon successful development and receipt of regulatory approvals we will market the product worldwide. Both companies will share equally in profits from sales of DX-88 for HAE and/or other chronic inflammatory diseases. In March 2003, Dyax exercised an option to acquire from us all rights to DX-88 for surgical indications.

        In May 2002, we extended to Dyax a $7.0 million line of credit. Dyax issued a senior secured promissory note in the principal amount of $7.0 million to us under which it can request periodic advances of not less than $250,000 in principal, subject to certain conditions. Advances under this note bear interest at the prime rate plus 2%, which was 6.0% at December 31, 2003, and are due, together with any accrued but unpaid interest, in May 2005. As of December 31, 2003, Dyax had drawn $7.0 million under the note, which we have recorded as a note receivable-related party in our consolidated balance sheet. We consider Dyax a related party because the chairman and chief executive officer of Dyax is a member of our board of directors.

MacroGenics

        In October 2003, we entered into a collaboration agreement with MacroGenics, Inc., a privately-held biotechnology company based in Rockville, Maryland, to develop novel therapies for immune-mediated diseases. Under the agreement we will work with MacroGenics to advance MacroGenics' ongoing preclinical program targeting the Fc receptor CD16, an important molecule in the development of several immune-mediated diseases. We will jointly fund the development program and split profits that may arise. We will have sole responsibility for manufacturing and commercializing products that arise from the collaboration. MacroGenics will have certain co-promotion rights in the United States. In October 2003, in connection with the collaboration agreement, we made a $5.0 million equity investment in MacroGenics.

NOTE L. EQUITY METHOD INVESTMENTS

        The following tables describe:

  •
  the amount of funding we have provided to each investee to date;

  •
  amounts due to us by each investee as of December 31, 2003 for services we provided on behalf of the investee, which we have recorded on our balance sheet as prepaids and other current assets;

  •
  our portion of the losses of each investee for the periods presented, which we have recorded as charges to equity in loss of equity method investments in our consolidated statements of operations; and

  •
  total net losses of each investee for the periods presented.

Equity Method Investee	Total Funding through December 31, 2003	Receivables as of December 31, 2003
	(Amounts in millions)
BioMarin/Genzyme LLC	$93.1	$6.9
Genzyme AG Research LLC	21.9	—
Genzyme AG Research LLC II	8.5	—
Diacrin/Genzyme LLC	33.3	0.1
Peptimmune, Inc.	—	0.1
Therapeutic Human Polyclonals, Inc.	—	—

Totals	$156.8	$7.1

	Our Portion of the Net Losses from Our Equity Method Investments			Total Losses of Our Equity Method Investments
Equity Method Investee
	2003	2002	2001	2003	2002	2001
	(Amounts in millions)			(Amounts in millions)
BioMarin/Genzyme LLC	$(15.2)	$(14.5)	$(18.5)	$(29.7)	$(29.6)	$(36.9)
Genzyme AG Research LLC	—	—	(2.9)	—	—	(5.8)
Genzyme AG Research LLC II	—	—	(6.5)	—	—	(13.0)
Diacrin/Genzyme LLC	(0.3)	(0.5)	(2.3)	(0.4)	(0.7)	(3.1)
Peptimmune, Inc	(0.8)	—	—	(7.5)	—	—
Therapeutic Human Polyclonals, Inc.	(0.4)	—	—	(3.4)	—	—
GTC Biotherapeutics, Inc.	—	(1.9)	(4.3)	—	(24.3)	(16.6)
Focal, Inc.	—	—	(1.3)	—	—	(6.0)
Other	—	—	0.1	0.1	—	0.3

Totals	$(16.7)	$(16.9)	$(35.7)	$(40.9)	$(54.6)	$(81.1)

        Condensed financial information for our equity method investees, excluding GTC, is summarized below:

	For the Year Ended December 31,
	2003	2002	2001
	(Amounts in thousands)
Revenue	$11,540	$296	$1,519
Gross profit	6,816	(7,692)	(969)
Operating expenses	(47,903)	(22,776)	(69,450)
Net loss	(40,907)	(30,321)	(67,545)
	December 31,
	2003	2002
	(Amounts in thousands)
Current assets	$103,067	$28,080
Noncurrent assets	1,179	—
Current liabilities	13,881	5,019
Noncurrent liabilities	—	—

Peptimmune

        We consolidated the results of Peptimmune through February 2003 because during that period we owned 100% of its outstanding stock. In March 2003, our investment in Peptimmune decreased to approximately 12% as a result of the sale by Peptimmune of shares of its Series B voting preferred stock to third-party investors. Although our ownership interest in Peptimmune has declined below 20%, we account for the investment in Peptimmune under the equity method of accounting because certain factors exist that cause us to continue to have significant influence over Peptimmune, including that the chairman and chief executive officer of Peptimmune is a member of our board of directors, one of our corporate officers is a consultant to Peptimmune and we have service agreements with Peptimmune.

Therapeutic Human Polyclonals

        In September 2003, in connection with the acquisition of SangStat, we acquired SangStat's interest in two collaborations with THP for the development of humanized polyclonal therapeutic products to be generated by the immune systems of transgenic animals. In December 2003, SangStat, our wholly-owned subsidiary, made an additional equity investment of $3.2 million in THP because THP produced the proof-of-principle engineered rabbit required for completion of this specific milestone. We are accounting for this investment under the equity method because we believe that conditions exist that indicate an ability to exercise significant influence over THP. When THP has produced a commercial-grade engineered rabbit, SangStat has the option to make an additional equity investment of $15.0 million, which would give us ownership of approximately 40% of THP's issued share capital.

Agreements and Transactions with Pharming Group N.V.

        In 2002, we cancelled our manufacturing contract for the clinical development of the CHO therapy licensed from Synpac and we recorded a charge of $8.8 million to research and development to reflect bulk product purchases and contract cancellation charges. The cancellation of our contract with Synpac was a result of our comparison study of our enzyme programs for the treatment of Pompe disease that we concluded during the first quarter of 2002. The analysis of the data from the study indicated that our internally developed CHO-cell product offers the clearest and most efficient pathway to commercialization based on both clinical and manufacturing considerations.

        In 2001, we recorded $27.0 million of charges to SG&A resulting from Pharming Group's decision to file for and operate under a court-supervised receivership. Included was a write-off of the $10.2 million in principal and accrued interest due to us under the 7% senior convertible note issued to us by Pharming Group, and a charge of $16.8 million representing our commitment to fund all Genzyme AG Research LLC's legal obligation to provide product to nine patients enrolled in clinical trials. As a result of Pharming Group's failure to make payments to fund our joint venture for the development of a CHO-cell product for Pompe disease under a strategic alliance agreement, we terminated this agreement in August 2001 and have assumed full operational and financial responsibility for the development of the CHO-cell product. Genzyme AG Research LLC, the vehicle for our joint venture with Pharming Group covering a transgenic product for Pompe disease continues to exist; however, we do not intend to commercialize this product.

        As of December 31, 2002, only three patients of the nine patients enrolled in the clinical trial of the transgenic product had not been transitioned to a CHO-cell derived product. We determined we had sufficient quantities of transgenic product to cover the patients until they were transferred. As a result, we revised our estimated cost of this obligation and reversed $5.5 million of amounts in excess of requirements to SG&A in December 2002. Based on our determination that the three remaining patients would be transitioned to a CHO-cell product in late 2003 or early 2004, and as a result, no significant additional costs would be incurred in providing transgenic product to these patients, we reversed the $2.1 million remaining in the reserve to SG&A during 2003.

        The following table shows the reserve for our contractual obligation to provide transgenic product. As of December 31, 2003, there were no amounts remaining in this reserve (amounts in thousands):

Initial commitment to fund the operations of the transgenic program	$16,807

Payments in 2001	(2,683)

Balance at December 31, 2001	14,124
Payments in 2002	(6,031)
Revision of estimate	(5,497)

Balance at December 31, 2002	2,596
Payments in 2003	(491)
Revision of estimate	(2,105)

Balance at December 31, 2003	$—

NOTE M. ACCRUED EXPENSES

	December 31,
	2003	2002
	(Amounts in thousands)
Compensation	$100,894	$65,880
Purchase accrual	31,883	27,548
Bank overdraft	15,651	18,194
Other	118,876	101,544

Total accrued expenses	$267,304	$213,166

NOTE N. LONG-TERM DEBT AND LEASES

Long-Term Debt and Capital Lease Obligations

        Our long-term debt and capital lease obligations consist of the following (amounts in thousands):

	December 31,
	2003	2002
1.25% convertible senior notes due December 2023	$690,000	$—
3% convertible subordinated debentures due May 2021	575,000	575,000
6.5% convertible note due March 2004	11,275	—
Revolving credit facility which matured in December 2003	—	284,000
6.9% convertible subordinated note which was repaid in May 2003	—	10,000
Notes payable	5,042	7
Capital lease obligations	154,442	25,768

	$1,435,759	$894,775
Less current portion	(20,410)	(294,737)

Total	$1,415,349	$600,038

        Over the next five years, we will be required to repay the following principal amounts on our long-term debt (excluding capital leases) (amounts in millions):

2004	2005	2006	2007	2008	After 2008	Total
$16.3	—	$575.0	—	$690.0	—	$1,281.3

1.25% Convertible Senior Notes

        On December 9, 2003, we completed the private placement of $690.0 million in principal of 1.25% convertible senior notes due December 1, 2023. After deducting offering costs of $17.0 million, net proceeds from the offering were approximately $673.0 million. We will pay interest on these notes on June 1st and December 1st each year.

        The notes are convertible into shares of Genzyme General Stock at an initial conversion rate, subject to adjustment, of 14.0366 shares per $1,000 principal amount of notes (representing an initial conversion price of approximately $71.24 per share) in the following circumstances:

  •
  if the closing sale price of Genzyme General Stock for at least 20 consecutive trading days in the 30 consecutive trading day period ending on the trading day immediately preceding the day the notes are surrendered for conversion exceeds 120% of the conversion price in effect on that 30th trading day;

  •
  during the five consecutive trading day period immediately following any 10 consecutive trading day period (the "Note Measurement Period"), if the trading price per $1,000 principal amount of notes on each trading day during the Note Measurement Period was less than 95% of the conversion value of the notes on such trading day, unless the notes are surrendered after December 1, 2018 and the closing sale price of Genzyme General Stock on the trading day immediately preceding the day the notes are surrendered is greater than 100% but equal to or less than 120% of the conversion price then in effect;

  •
  if specified corporate transactions have occurred, as provided in the Indenture and terms of the note; or

  •
  if we redeem the notes. We have the right to redeem the notes for cash, in whole or in part, at our sole option on and after December 1, 2008.

        Furthermore, on each of December 1, 2008, December 1, 2013 and December 1, 2018, holders of the notes may require us to purchase all or a portion of their notes at a purchase price equal to 100% of the principal amount of notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date. We will pay the purchase price, solely at our option, in cash, shares of Genzyme General Stock or a combination of cash and shares of Genzyme General Stock, provided that we will pay any accrued and unpaid interest in cash. The shares of Genzyme General Stock will be valued at 100% of the average closing sale price of Genzyme General Stock for the 10 trading days immediately preceding, and including, the third business day immediately preceding the purchase date.

        Interest expense related to these notes was not significant in 2003. The fair value of these notes, was $706.4 million at December 31, 2003.

3% Convertible Subordinated Debentures

        In May 2001, we completed the private placement of $575.0 million in principal of 3% convertible subordinated debentures due May 15, 2021. After deducting the underwriter's discount and offering costs of $12.9 million, net proceeds from the offering were approximately $562.1 million. We pay interest on these debentures on May 15th and November 15th in each year they are outstanding.

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

        Interest expense related to these debentures was $20.0 million in both 2003 and 2002 including $2.8 million in each year for amortization of debt offering costs. The fair value of these debentures was $582.9 million at December 31, 2003 and $532.6 million at December 31, 2002.

6.5% Convertible Note

        In connection with our acquisition of SangStat, we assumed a 6.5% convertible note due March 29, 2004 in favor of UBS AG London. At December 31, 2003, $11.3 million in principal remained outstanding.

Revolving Credit Facility

        Prior to December 10, 2003, we had access to a $350.0 million revolving credit facility, all of which matured on December 15, 2003. In May 2003, we drew down $16.0 million under this facility. In August 2003, we repaid the full $300.0 million in principal outstanding under the facility plus accrued interest. In September 2003, we drew down $300.0 million under this facility to finance a portion of the cash consideration for our acquisition of SangStat. We repaid the $300.0 million in principal outstanding under this facility plus accrued interest upon termination of this facility on December 9, 2003. On December 10, 2003, we entered into a three year $350.0 million revolving credit facility. In December 2003, we drew down $300.0 million under this new facility, which we also repaid in December 2003, with accrued interest. As of December 31, 2003, no amounts were outstanding under this new revolving credit facility. Borrowings under this credit facility bear interest at LIBOR plus an applicable margin. The terms of the revolving credit facility include various covenants, including financial covenants, that require us to meet minimum liquidity and interest coverage ratios and to meet maximum leverage ratios. We currently are in compliance with these covenants.

6.9% Convertible Subordinated Note

        In connection with our acquisition of Biomatrix in December 2000, we assumed a 6.9% convertible subordinated note due May 14, 2003 in favor of UBS Warburg LLC. In May 2003, we paid $10.0 million in cash to satisfy this note.

Notes Payable

        Notes payable were assumed as follows:

  •
  an aggregate $7.0 million in connection with our acquisition of SangStat in September 2003. During September 2003, $2.0 million was paid to partially satisfy these notes;

  •
  $1.6 million in connection with our acquisition of Novazyme in September 2001, which note matured and was paid in December 2002; and

  •
  an aggregate $5.4 million in connection with our acquisition of GelTex in December 2000, which notes matured and were paid in June and September 2002.

Capital Leases

        We have non-cancellable capital lease obligations related to certain machinery and equipment, administrative offices and our new corporate headquarters.

        Our capital lease obligation related to our administrative offices in Waltham, Massachusetts requires us to make interest-only lease payments of $2.1 million per year through 2005. During the term of the lease, we have the option to purchase the building and improvements for a purchase price equal to the total amount funded by the lessor of $25.0 million plus accrued and unpaid lease payments and certain other costs, which aggregate amount is referred to as the Purchase Option Price. At the end of the lease term of October 31, 2005, we have the option to:

  •
  purchase the building and improvements for the Purchase Option Price

  •
  arrange for the facility to be purchased by a third party; or

  •
  return the building and improvements to the lessor.

        In the case of the latter two options, we are contingently liable to the extent the lessor is not able to realize 85% of the Purchase Option Price upon the sale or disposition of the property. The $25.0 million is recorded as a capital lease obligation at December 31, 2003 and 2002.

        Our capital lease obligation related to our new corporate headquarters, which we began to occupy in November 2003, requires us to make monthly payments of $1.3 million, which will be adjusted to $1.5 million in 2013. We have recorded the value of the building and related obligations of $130.2 million in our consolidated balance sheet. The term of the lease is for fifteen years and may be extended at our option for two successive ten-year periods.

        Over the next five years and thereafter, we will be required to pay the following amounts under our non-cancellable capital lease (amounts in millions):

2004	$17.2
2005	42.2
2006	15.2
2007	15.2
2008	15.2
Thereafter	161.9

Total lease payments	266.9
Less: Interest	(112.5)

Total principal payments	154.4

Less current portion	(4.1)

Total	$150.3

  Operating Leases

        We lease facilities and personal property under non-cancellable operating leases with terms in excess of one year. Our total expense under operating leases was (amounts in millions):

For the Years Ended December 31,
2003	2002	2001
$45.7	$35.5	$33.7

        Over the next five years and thereafter, we will be required to pay the following amounts under non-cancellable operating leases (amounts in millions):

2004	2005	2006	2007	2008	After 2008	Total
$30.0	$28.6	$22.5	$13.4	$12.1	$106.4	$213.0

NOTE O. STOCKHOLDER'S EQUITY

Common Stock

        Through June 30, 2003, we had three outstanding series of common stock. Each series was designed to reflect the value and track the performance of one of our divisions. We refer to each series of common stock as follows:

  •
  Genzyme General Division Common Stock = "Genzyme General Stock;"

  •
  Genzyme Biosurgery Division Common Stock = "Biosurgery Stock;" and

  •
  Genzyme Molecular Oncology Division Common Stock = "Molecular Oncology Stock."

        On July 1, 2003, in connection with the elimination of our tracking stock structure, we reclassified the Biosurgery Stock and Molecular Oncology Stock equity accounts into the Genzyme General Stock equity accounts. The elimination of our tracking stock capital structure had no effect on our consolidated net income or loss.

        The following table describes the number of authorized, issued and outstanding shares of our common stock:

		At December 31, 2003		At December 31, 2002
Series
	Authorized	Issued	Outstanding	Issued	Outstanding
Genzyme General Stock, $0.01 par value	500,000,000	224,716,717	224,610,359	214,813,668	214,707,310
Genzyme Biosurgery Stock, $0.01 par value	100,000,000	0	0	40,482,299	40,482,299
Genzyme Molecular Oncology Stock, $0.01 par value	40,000,000	0	0	16,898,820	16,898,820
Undesignated	50,000,000	0	0	—	—

Total	690,000,000	224,716,717	224,610,359	272,194,787	272,088,429

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

        The stock account is for amounts invested in hypothetical shares of Genzyme General Stock. These amounts will be converted into shares quarterly at the average closing price of the stock for all trading days during the quarter.

        Distributions are paid in a lump sum or in annual installments for up to five years. Payments begin the year following a director's termination of service or, subject to certain restrictions, in any year elected by the participant. As of December 31, 2003, three of the seven eligible directors had accounts under this plan, and one director is currently participating under this plan.

        We have reserved 105,962 shares of Genzyme General Stock to cover distributions credited to stock accounts under the plan. We had not made any stock distributions under this plan as of December 31, 2003. Through December 31, 2003, we made cash distributions totaling $23,541 to one director under the terms of his deferral agreement.

Preferred Stock

	At December 31, 2003			At December 31, 2002
Series
	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding
Series A Junior Participating, $0.01 par value	2,000,000	—	—	2,000,000	—	—
Series B Junior Participating, $0.01 par value	1,000,000	—	—	1,000,000	—	—
Series C Junior Participating, $0.01 par value	400,000	—	—	400,000	—	—
Undesignated	6,600,000	—	—	6,600,000	—	—

	10,000,000	—	—	10,000,000	—	—

        Our charter permits us to issue shares of preferred stock at any time in one or more series. Our board of directors will establish the preferences, voting powers, qualifications, and special or relative rights or privileges of any series of preferred stock before it is issued.

Stock Rights

        Under our shareholder rights plan, each outstanding share of Genzyme common stock also represents one preferred stock purchase right for that series of stock. Since Genzyme General is the only series of our common stock outstanding, when the stock purchase rights become exercisable, the holders of our Genzyme General Stock will be entitled to purchase one share of Series A Junior Participating Preferred Stock, par value $0.01 per share, for $150.00.

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

Equity Plans

        The 2001 Equity Incentive Plan is an amendment and restatement of the 1990 Equity Incentive Plan which was merged into the 2001 Equity Incentive Plan and approved by stockholders in May 2001. The purpose of the plan is to attract and retain key employees and consultants, provide an incentive for them to achieve long-range performance goals, and enable them to participate in our long-term growth. All of our employees are eligible to receive grants under the 2001 Equity Incentive Plan. The plan provides for the grant of incentive stock options, nonstatutory stock options, and restricted or unrestricted stock awards which may be based on specified performance measures. The exercise price of option grants may not be less than the fair market value at the date of grant. Options granted under the plan may not be re-priced without stockholder approval. Each grant has a maximum term of ten years and generally vests over four years. The compensation committee of our board of directors determines the terms and conditions of each award, including who is eligible to receive awards, the form of payment of the exercise price, the number of shares granted and the exercisability date. At December 31, 2003, a total of 4,778,260 shares of Genzyme General Stock have been reserved for issuance under the 2001 Equity Incentive Plan.

        The purpose of the 1997 Equity Incentive Plan is to attract and retain key employees and consultants, provide an incentive for them to achieve long-range performance goals, and enable them to participate in our long-term growth. All of our employees, except for our officers and directors, are eligible to receive grants under this plan. The 1997 Equity Incentive Plan provides for the grant of nonstatutory stock options, stock equivalents, stock appreciation rights and restricted or unrestricted stock awards. No incentive stock options may be granted under the 1997 Equity Incentive Plan. The exercise price of option grants may not be less than the fair market value at the date of grant. Option grants have a maximum term of ten years and generally vest over four years. The compensation committee of our board of directors determines the terms and conditions of each award, including who is eligible to receive awards, the form of payment of the exercise price, the number of shares granted and the exercisability date. The 1997 Equity Plan was approved by our board of directors in October 1997. At December 31, 2003, a total of 2,545,833 shares of Genzyme General Stock have been reserved for issuance under the 1997 Equity Incentive Plan.

        Nonstatutory options under our 1998 Director Stock Option Plan are automatically granted with an exercise price at fair market value to non-employee members of our board of directors when they are elected or re-elected as directors. These options expire ten years after the initial grant date and vest as to one-third of each grant on the date of each annual stockholders meeting following the date of grant. The 1998 Director Stock Option Plan was approved by stockholders in May 1998, and amended by stockholders in May 2001. In December 2003, our board of directors approved an amendment to the 1998 Director Stock Option Plan that would provide our directors with annual option grants. We intend to seek shareholder approval of this amendment in May 2004. At December 31, 2003, a total of 208,233 shares of Genzyme General Stock have been reserved for issuance under the 1998 Director Stock Option Plan.

        The following tables depict activity under our stock option plans:

	Shares Under Option	Weighted Average Exercise Price	Number Exercisable
GENZYME GENERAL STOCK:
Outstanding at December 31, 2000	24,160,710	$18.60	10,723,368
Granted	6,688,060	52.51
Exercised	(4,953,670)	14.66
Forfeited and cancelled	(534,320)	28.38

Outstanding at December 31, 2001	25,360,780	27.80	11,815,491
Granted	6,950 890	32.52
Exercised	(1,204,888)	14.76
Forfeited and cancelled	(1,244,058)	36.79

Outstanding at December 31, 2002	29,862,724	29.23	16,002,081
Granted	7,529,838	45.74
Exercised	(5,998,204)	16.84
Forfeited and cancelled	(1,260,842)	52.30
Converted from Biosurgery Stock (1)	401,257	214.76
Converted from Molecular Oncology Stock (1)	198,855	141.97

Outstanding at December 31, 2003	30,733,628	$37.95	17,779,047

	Shares Under Option	Weighted Average Exercise Price	Number Exercisable
BIOSURGERY STOCK:
Outstanding at December 31, 2000	4,739,918	$16.65	2,444,601
Granted	3,644,850	7.58
Exercised	(119,037)	3.76
Forfeited and cancelled	(1,261,861)	14.23

Outstanding at December 31, 2001	7,003,870	12.54	3,783,030
Granted	2,107,453	4.32
Exercised	(18,373)	6.02
Forfeited and cancelled	(950,920)	10.34

Outstanding at December 31, 2002	8,142,030	10.65	4,734,922
Granted	58,550	2.10
Exercised	—	—
Forfeited and cancelled	(500,364)	10.27
Converted to Genzyme General Stock (1)	(7,700,216)	10.62

Outstanding at December 31, 2003	—	$—

MOLECULAR ONCOLOGY STOCK:
Outstanding at December 31, 2000	2,151,011	$8.13	834,955
Granted	671,952	14.83
Exercised	(15,934)	5.99
Forfeited and cancelled	(33,010)	15.40

Outstanding at December 31, 2001	2,774,019	9.68	1,407,425
Granted	845,811	2.44
Exercised	(497)	4.68
Forfeited and cancelled	(68,294)	9.23

Outstanding at December 31, 2002	3,551,039	7.97	1,990,842
Granted	39,000	2.49
Exercised	(5,680)	2.33
Forfeited and cancelled	(153,583)	7.24
Converted to Genzyme General Stock (1)	(3,430,776)	7.97

Outstanding at December 31, 2003	—	$—

(1)
In connection with the elimination of our tracking stock structure, we converted options and warrants to purchase shares of Biosurgery Stock and Molecular Oncology Stock into options and warrants to purchase shares of Genzyme General Stock. While the issuance of the replacement options caused a new measurement date, the resulting intrinsic value was not significant.

        The total exercise proceeds for all options outstanding at December 31, 2003 was $1.2 billion.

        The following table contains information regarding the range of option prices for Genzyme General Stock as of December 31, 2003:

				Exercisable
		Weighted Average Remaining Contractual Life
Range Of Exercise Prices	Number Outstanding as of 12/31/03		Weighted Average Exercise Price	Number Exercisable as of 12/31/03	Weighted Average Exercise Price
$0.21—$20.59	6,170,073	3.57	$14.61	6,010,409	$14.55
20.61—32.52	10,143,453	7.22	30.22	6,192,245	29.37
32.61—46.24	7,830,377	9.15	45.13	1,758,232	44.14
46.25—53.47	5,875,561	7.53	52.25	3,339,841	52.64
53.56—2,356.12	714,164	6.66	153.27	478,320	173.05

$0.21—$2,356.12	30,733,628	7.03	$37.95	17,779,047	$34.06

Employee Stock Purchase Plan

        Our 1999 Employee Stock Purchase Plan allows employees to purchase our stock at a discount. There are 3,329,391 shares of Genzyme General Stock authorized for purchase under the plan as of December 31, 2003.

        We place limitations on the number of shares of stock that can be purchased under the plan in a given year.

        The following table shows the shares purchased by employees for the past three years:

Shares Issued	Genzyme General Stock	Biosurgery Stock	Molecular Oncology Stock
2001	547,787	252,681	158,629
2002	415,622	283,043	135,900
2003	970,496	202,151	84,143
Available for purchase as of December 31, 2003	1,353,617	—	—

Stock Compensation Plans

        The disclosure regarding how we account for our four stock-based compensation plans: the 1997 Equity Incentive Plan, the 2001 Equity Incentive Plan, the 1998 Director Stock Option Plan (each of which are stock option plans) and the 1999 Employee Stock Purchase Plan is included in Note A., "Summary of Significant Accounting Policies—Accounting for Stock-Based Compensation," to our consolidated financial statements.

Warrants

        Warrant activity is summarized below:

	Genzyme General Stock		Genzyme Biosurgery Stock
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding at December 31, 2000	102,706	$9.09—$35.50	3,352	$22.80
Assumed from Focal	—	—	4,203	$40.18—$77.83
Assumed from Novazyme	3,909	$13.13	—	—
Warrants exercised	(97,023)	$9.09—$35.50	—	—
Warrants expired	(2,162)	$14.20	—	—

Outstanding at December 31, 2001	7,430	$16.57—$18.94	7,555	$22.80—$77.83
Additional GelTex warrants	6,638	$16.57	—	—
Warrants exercised	(13,164)	$16.57	—	—
Warrants expired	(904)	$18.94	(431)	$45.89

Outstanding at December 31, 2002	—	—	7,124	$22.80—$77.83
Conversion to Genzyme General Stock	350	$460.98—$1,573.95	(7,124)
Warrants expired	(106)	$1,573.95	—

Outstanding at December 31, 2003	244	$460.98—$1,573.95	—

Purchase Rights

        Upon our acquisition of Novazyme in 2001, we assumed certain third parties' rights to purchase Novazyme Series B preferred stock that we converted into rights to purchase 66,846 shares of Genzyme General Stock valued at $1.8 million. In connection with the conversion of these rights, we paid each in lieu of fractional shares, which reduced the number of converted rights to 66,830. The converted rights have an exercise price of $18.20 per right. The aggregate purchase price of the rights at the date of conversion was $1.2 million. These purchase rights expire 15 days following the filing of our first IND application with the FDA for a treatment for Pompe disease utilizing certain technology acquired from Novazyme.

        Purchase rights activity is summarized below:

	Genzyme General Stock
	Purchase Rights	Exercise Price
Outstanding at December 31, 2000	—	—
Assumed from Novazyme	66,830	$18.20
Rights exercised	(46,001)	$18.20

Outstanding at December 31, 2001	20,829	$18.20
Rights exercised	(798)	$18.20

Outstanding at December 31, 2002	20,031	$18.20
Rights exercised	(4,509)	$18.20

Outstanding at December 31, 2003	15,522	$18.20

Designated Shares

        Prior to June 30, 2003, designated shares were authorized shares of Biosurgery Stock and Molecular Oncology Stock that were not issued and outstanding, but which our board of directors could issue, sell or distribute without allocating the proceeds or benefits to the division that the series of stock tracked. Designated shares were not eligible to receive dividends and could not be voted by us. We created designated shares when we transferred cash or other assets from Genzyme General to Genzyme Biosurgery or Genzyme Molecular Oncology or from other interdivision transactions.

        As part of the elimination of our tracking stock structure, effective July 1, 2003 all outstanding designated shares of Biosurgery Stock and Molecular Oncology Stock were cancelled. We have reserved for issuance shares of Genzyme General Stock to meet potential commitments under our Directors Deferred Compensation Plan and with respect to outstanding options.

Notes Receivable from Stockholders

        In connection with the acquisition of Biomatrix, we acquired notes receivable from certain former employees, directors, and consultants. The notes are full-recourse promissory notes that accrue interest at rates ranging from 5.30% to 7.18% and mature at various dates from May 2007 through September 2009, at which point all outstanding principal and accrued interest become payable. There is $13.3 million outstanding of principal and accrued interest at December 31, 2003 that is recorded in stockholders' equity because the notes were originally received in exchange for the issuance of stock.

NOTE P. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

        We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 2003 which, if adversely decided, would have a material adverse effect on our results of operations, financial condition or liquidity.

        Four lawsuits have been filed against us regarding the exchange of all of the outstanding shares of Biosurgery Stock and Molecular Oncology Stock for shares of Genzyme General Stock. The first case, filed in Massachusetts Superior Court in May 2003, was a purported class action on behalf of holders of Biosurgery Stock alleging a breach of the implied covenant of good faith and fair dealing in our charter and a breach of our board of directors' fiduciary duties. The plaintiff in this case was seeking an injunction to adjust the exchange ratio for the tracking stock exchange. The Court dismissed the complaint for failure to state a claim on November 12, 2003. Two substantially similar cases were filed in Massachusetts Superior Court in August and October 2003. These cases were consolidated in January 2004. The fourth case, filed in the U.S. District Court for the Southern District of New York in June 2003, was brought by two holders of Biosurgery Stock alleging, in addition to the state law claims contained in the other cases, violations of federal securities laws, common law fraud, and a breach of the merger agreement with Biomatrix. The plaintiffs are seeking an adjustment to the exchange ratio, the rescission of the acquisition of Biomatrix, and unspecified compensatory damages. We believe each of these cases is without merit and plan to defend against them vigorously.

        On March 27, 2003, the Office of Fair Trading (OFT) in the United Kingdom issued a decision against our wholly-owned subsidiary, Genzyme Limited, finding that Genzyme Limited held a dominant position and abused that dominant position with no objective justification by pricing Cerezyme in a way that excludes other delivery/homecare service providers from the market for the supply of home delivery and homecare services to Gaucher patients being treated with Cerezyme. In conjunction with this decision, the OFT imposed a fine on Genzyme Limited and required modification to its list price for Cerezyme in the United Kingdom. Genzyme Limited appealed this decision to the Competition Appeal Tribunal (Tribunal). On May 6, 2003, the Tribunal issued an order that stayed the OFT's decision, but required Genzyme Limited to provide a homecare distributor a discount of three percent (3%) per unit during the appeal process.

        The Tribunal issued its judgment on Genzyme Limited's appeal on March 11, 2004, rejecting portions of the OFT's decision and upholding others. The Tribunal found that the list price of Cerezyme should not be reduced, but that Genzyme Limited must negotiate a price for Cerezyme that will allow homecare distributors an appropriate margin. The Tribunal also reduced the fine imposed by the OFT for violation of U.K. competition laws. In response to the Tribunal's decision, we have recorded a liability of approximately $11 million in our 2003 financial statements. We are considering whether to appeal the Tribunal's judgment.

        In June 2003, we filed suit in U.S. District Court for the District of Massachusetts, as co-plaintiff with Biogen IDEC and Abbott Laboratories against Columbia University seeking a declaration that Columbia's UP Patent 6,455,275 is invalid. The patent relates to the manufacture of recombinant proteins in Chinese hamster ovary cells, which are the cells we use to manufacture Cerezyme, Fabrazyme and Thyrogen, and which our joint venture partner BioMarin uses to manufacture Aldurazyme. This new patent was issued by the USPTO in September 2002 from a family of patents and patent applications originally filed in 1980. We are licensed under the patent family for a royalty of 1.5% of sales but, because we are confident that the new patent was mistakenly issued by the USPTO and is invalid, we have not paid the royalty pending the outcome of the litigation. In the event we were to lose the lawsuit, we estimate our royalty obligation to Columbia would be between $10 million and $20 million per year through 2019, the precise amount depending on sales levels of the affected products and the level of third party royalty offsets available as provided for in our license agreement with Columbia. Columbia University has filed a motion to consolidate this case, with three other similar cases filed against it, into one case to be handled by the Judicial Panel on Multidistrict Litigation (MDL) process. A hearing on the MDL process is expected in the first quarter of 2004.

        On August 7, 2003, a purported shareholder class action was filed in California Superior Court, County of Alameda, under the caption Pignone v. SangStat Medical Corp., et al., (Case No. RG 03110801). The plaintiff alleged that he was a stockholder of SangStat and purported to bring the action on behalf of the holders of SangStat common stock. The plaintiff named as defendants in the action are SangStat and each of SangStat's former directors. The plaintiff's complaint asserts that SangStat and each of its former directors breached fiduciary duties to SangStat stockholders by consenting to the acquisition by Genzyme. The plaintiff's complaint did not seek monetary damages but instead sought only equitable relief, including an order rescinding the transaction to the extent already implemented. The plaintiff also sought costs of suit, including attorneys' fees. The plaintiff filed an amended compliant on November 2003. A hearing on the amended complaint and a case management conference is scheduled for March 2004.

        We are not able to predict the outcome of these cases or estimate with certainty the amount or range of any possible loss we might incur if we do not prevail in the final, non-appealable determinations of these matters. Therefore, except for additional liabilities arising from the Tribunal's decision regarding Cerezyme pricing in the United Kingdom, we have not accrued any amounts in connection with these potential contingencies.

NOTE Q. INCOME TAXES

        Our income (loss) before income taxes and the related income tax provision (benefit) are as follows:

	For the Years Ended December 31,
	2003	2002	2001
	(Amounts in thousands)
Domestic	$(41,764)	$92,016	$(138,630)
Foreign	46,819	12,195	20,287

Total	$5,055	$104,211	$(118,343)

Currently payable:
Federal	$42,928	$(3,598)	$44,810
State	8,107	4,249	3,846
Foreign	14,611	7,694	8,123

Total	65,646	8,345	56,779

Deferred:
Federal	5,738	11,137	(41,416)
State	118	(882)	(2,770)
Foreign	1,145	415	(14,613)

Total	7,001	10,670	(58,799)

Provision for (benefit from) income taxes	$72,647	$19,015	$(2,020)

        Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	For the Years Ended December 31,
	2003	2002	2001
Tax provision (benefit) at U.S. statutory rate	35.0%	35.0%	(35.0)%
State taxes, net	114.0	3.2	0.9
Extra-territorial income	(221.0)	(8.9)	(8.7)
Nondeductible amortization	—	—	13.2
Goodwill impairment	711.7	—	—
Charge for purchased research and development	1,094.0	0.6	27.5
Benefit of tax credits	(343.3)	(15.7)	(4.0)
Foreign rate differential	(13.4)	3.8	0.9
Utilization of operating loss carryforwards	—	—	(1.8)
Write-off of non-deductible goodwill	—	—	4.4
Other	60.1	0.3	0.9

Effective tax rate	1,437.1%	18.3%	(1.7)%

        Our tax rate for 2003 varies from the U.S. statutory rate as a result of our:

  •
  provision for state income taxes;

  •
  tax benefits from export sales;

  •
  the impact of the write off of nondeductible goodwill in June 2003;

  •
  nondeductible charge for IPR&D in 2003; and

  •
  use of tax credits.

        Our effective tax rate for 2002 and 2001 varied from the U.S. statutory rate primarily due to nondeductible goodwill and IPR&D charges in 2001 for which there are no comparable amounts in 2002, benefits related to tax credits and the tax benefits from export sales. We stopped recording nondeductible goodwill amortization expense upon the adoption of SFAS No. 142 in fiscal year 2002. In addition, our overall tax rate has changed significantly due to fluctuations in our income (loss) before taxes, which was $5.1 million in 2003, $104.2 million in 2002 and $(118.3) million in 2001.

        The components of net deferred tax assets (liabilities) are described in the following table:

	December 31,
	2003	2002
	(Amounts in thousands)
Deferred tax assets:
Net operating loss carryforwards	$72,001	$6,015
Tax credits	51,240	23,475
Realized and unrealized capital losses	14,469	21,796
Inventory	5,505	12,886
Intercompany profit in inventory eliminations	45,265	63,005
Reserves, accruals and other	32,336	19,473

Gross deferred tax assets	220,816	146,650
Valuation allowance	(10,268)	(1,022)

Net deferred tax assets	210,548	145,628
Deferred tax liabilities:
Depreciable assets	(23,538)	(14,220)
Deferred gain	(898)	(898)
Intangible assets	(258,328)	(190,195)

Net deferred tax liabilities	$(72,216)	$(59,685)

        Our ability to realize the benefit of net deferred tax assets is dependent on our generating sufficient taxable income and capital gain income before net operating loss, capital loss and tax credit carryforwards expire. While it is not assured, we believe that it is more likely than not that we will be able to realize all of our net deferred tax assets. The amount we can realize, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

        At December 31, 2003, we had, for U.S. income tax purposes, net operating loss carryforwards of $190.5 million and tax credit carryforwards of $51.2 million. Our net operating loss carryforwards expire between 2007 and 2022 and the tax credits expire between 2009 and 2023. Ownership changes, as defined under the Internal Revenue Code, may have limited the amount of net operating loss carryforwards which may be utilized annually to offset future taxable income. For foreign purposes, we had net operating loss carryforwards of $14.1 million in 2003, which carryforward indefinitely.

        We are currently under IRS Audit for tax years 1996 to 1999. We believe that we have provided sufficiently for all audit exposures. A favorable settlement of this audit may result in a reduction of future tax provisions, which could be significant. Any such benefit would be recorded upon final resolution of the exam. As a result of the resolution of several state income tax audit matters in 2003, we recognized an additional $3.1 million net state tax expense, net of federal benefit.

NOTE R. BENEFIT PLANS

Defined Contribution Plans

        We have three defined contribution plans:

  •
  the Genzyme Corporation 401(k) Plan, which we refer to as the 401(k) Plan;

  •
  the Genzyme Surgical Products Corporation Savings and Investment Plan, which we refer to as the GSP Plan; and

  •
  the Biomatrix, Inc. Retirement Plan, which we refer to as the Biomatrix Plan.

        The 401(k) Plan was established effective January 1, 1988 to provide a long-range program of systematic savings for eligible employees. Employees of our wholly-owned subsidiaries in the United States are eligible to participate in the 401(k) Plan, including employees of the former Deknatel Snowden Pencer, Inc., which we acquired in 1996, who also participate in the GSP Plan and employees of the former Biomatrix, which we acquired in December 2000, who also participate in the Biomatrix Plan. Eligible employees may elect, through salary reduction agreements, to have up to 18% or a maximum of $11,000 of their eligible compensation contributed on a pre-tax basis to the 401(k) Plan each year on their behalf. We make bi-weekly matching contributions to the 401(k) Plan equal to:

  •
  100% of the elective contributions made to the 401(k) Plan by each participant to the extent that such elective contributions do not exceed 2% of the participant's eligible compensation for such pay period; and

  •
  50% of the amount of elective contributions made to the 401(k) Plan by the participant to the extent such elective contributions exceed 2% but do not exceed 6% of the participant's eligible compensation for such pay period.

SG&A includes the following charges related to the 401(k) Plan, representing our matching contributions and an insignificant amount of administrative fees incurred in each year:

  •
  $10.8 million in 2003;

  •
  $9.2 million in 2002; and

  •
  $8.8 million in 2001.

        Effective December 31, 2000, the GSP Plan and the Biomatrix Plan were frozen. As of that date, no new contributions from participants or contributions from us have been accepted by either plan and no new participants have been allowed to enter these two plans. Existing participants continue to have full access to their account balances in the GSP Plan and Biomatrix Plan, including the ability to initiate fund transfers among the available investment options, loans and hardship distributions. Effective December 31, 2000, participants in both the GSP Plan and Biomatrix Plan became eligible to participate in the Genzyme 401(k) Plan.

Retirement Plans

        We have defined benefit pension plans for certain employees in foreign countries. These plans are funded in accordance with requirements of the appropriate regulatory bodies governing each plan.

        The following table sets forth the funded status and amounts recognized for our foreign defined benefit pension plans (amounts in thousands):

	December 31,
	2003	2002
Change in benefit obligation:
Projected benefit obligation, beginning of year	$30,145	$22,520
Service cost	1,805	1,293
Interest cost	1,762	1,399
Plan participants' contributions	798	694
Actuarial loss	2,558	1,669
Foreign currency exchange rate changes	3,923	2,836
Benefits paid	(361)	(266)

Projected benefit obligation, end of year	$40,630	$30,145

Change in plan assets:
Fair value of plan assets, beginning of year	$15,639	$15,748
Return on plan assets	2,862	(3,742)
Employer contribution	9,928	1,527
Plan participants' contributions	798	694
Foreign currency exchange rate changes	2,865	1,561
Benefits paid	(266)	(149)

Fair value of plan assets, end of year	$31,826	$15,639

Benefit obligation in excess of plan assets	$(8,804)	$(14,506)
Unrecognized net actuarial loss	13,747	11,988

Net amount recognized	$4,943	$(2,518)

        Amounts recognized in our consolidated balance sheets consist of (amounts in thousands):

	December 31,
	2003	2002
Prepaid benefit cost	$8,571	$476
Accrued benefit liability	(3,628)	(6,608)
Accumulated other comprehensive income	—	3,614

Net amount recognized	$4,943	$(2,518)

        The weighted average assumptions used in determining related obligations of pension benefit plans are shown below:

	December 31,
	2003	2002
Weighted average assumptions:
Discount rate	5.43%	5.75%
Rate of compensation increase	3.50%	3.52%

        The weighted average assumptions used to determine the net pension expense are shown below:

	December 31,
	2003	2002	2001
Weighted average assumptions:
Discount rate	5.75%	6.00%	6.13%
Rate of return on assets	7.00%	6.75%	6.75%
Rate of compensation increase	3.52%	3.50%	3.52%

        The components of net pension expense are as follows (amounts in thousands):

	December 31,
	2003	2002	2001
Service cost	$1,805	$1,293	$869
Interest cost	1,762	1,397	1,151
Expected return on plan assets	(1,326)	(1,203)	(1,151)
Amortization and deferral of actuarial (gain)/loss	550	154	19

Net pension expense	$2,791	$1,641	$888

        The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows (amounts in thousands):

	December 31,
	2003	2002
Projected benefit obligation	$3,463	$30,145
Accumulated benefit obligation	3,162	21,723
Fair value of plan assets	—	15,639

        At December 31, 2002, the fair value of the plan assets for our pension plan in the United Kingdom was less than the accumulated benefit obligation for that plan. As a result, we recorded an additional minimum pension liability in accumulated other comprehensive income of $3.6 million, or $2.5 million after-tax. At December 31, 2003, the fair value of the plan assets for our pension plan in the United Kingdom was greater than the accumulated benefit obligation for that plan and, as a result, the additional minimum pension liability recorded in 2002 is no longer required. At December 31, 2003, accumulated other comprehensive income includes the reversal of the additional minimum pension liability and related taxes recorded in 2002.

        In addition, we have a U.S. defined benefit plan for the former employees of Deknatel Snowden Pencer, Inc. which was frozen as of December 1995 and which is fully funded as of December 31, 2003. The tables above exclude information related to this plan.

NOTE S. SEGMENT INFORMATION

        In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," we present segment information in a manner consistent with the method we use to report this information to our management. Applying SFAS No. 131, we have five reportable segments:

  •
  Renal, which develops, manufactures and distributes therapeutic products, with an expanding focus on products to treat patients suffering from renal diseases, including chronic renal failure. The segment manufactures and sells, and derives all of its revenue from sales of Renagel;

  •
  Therapeutics, which develops, manufactures and distributes therapeutic products with an expanding focus on products that treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as LSDs and other specialty therapeutics. The segment derives substantially all of its revenue from sales of Cerezyme, Fabrazyme and Thyrogen;

  •
  Transplant, which develops, manufactures and distributes therapeutic products for the treatment of immune-mediated diseases, with a focus on products that address pre-transplantation, prevention and treatment of acute rejection in organ and bone marrow transplantation, as well as other auto-immune disorders. The segment derives its revenue primarily from sales of Thymoglobulin and Lymphoglobuline;

  •
  Biosurgery, which develops and markets biotherapeutics and biomaterial products, with an emphasis on products that meet medical needs in orthopaedics and broader surgical areas. The segment derives its revenue primarily from sales of Synvisc, the Sepra line of products and, through June 30, 2003, sales of cardiac device products; and

  •
  Diagnostics/Genetics, which develops and markets diagnostic products with a focus on in vitro diagnostics, and provides genetic testing services.

We report the activities of our bulk pharmaceuticals, oncology, cardiovascular and drug discovery and development business unit under the caption "Other." We report our corporate operations, general and administrative and corporate science activities, that we do not allocate to our reporting segments, under the caption "Corporate."

        We have provided information concerning the operations of these reportable segments in the following table (amounts in thousands):

	For the Years Ended December 31,
	2003	2002	2001
Revenues (1):
Renal (2)	$281,701	$156,864	$176,921
Therapeutics (3)	859,675	675,260	596,607
Transplant (3)	44,320	—	—
Biosurgery (3)	253,292	252,907	248,947
Diagnostics/Genetics (3)	190,735	172,810	151,044
Other	81,059	68,672	46,787
Corporate	3,089	2,959	3,324

Total	$1,713,871	$1,329,472	$1,223,630

Depreciation and amortization expense (1,4):
Renal (2)	$27,418	$22,510	$26,196
Therapeutics (3)	11,798	8,246	31,946
Transplant (3)	11,276	—	—
Biosurgery (3)	35,481	37,943	60,916
Diagnostics/Genetics (3)	13,334	10,329	13,437
Other	23,272	23,174	19,330
Corporate	37,880	31,798	27,184

Total	$160,459	$134,000	$179,009

Equity in loss of equity method investments (1):
Therapeutics	$(15,497)	$(14,928)	$(30,214)
Transplant	(449)	—	—
Biosurgery	—	—	(1,316)
Diagnostics/Genetics	—	—	126
Corporate (5)	(797)	(1,930)	(4,277)

Total	$(16,743)	$(16,858)	$(35,681)

Income (loss) before income taxes (1):
Renal (2)	$49,596	$(18,153)	$23,623
Therapeutics (3)	404,131	279,824	123,076
Transplant (3)	(166,204)	—	—
Biosurgery (3,6)	(160,907)	(66,718)	(140,121)
Diagnostics/Genetics (3)	8,626	6,314	1,761
Other	(81,312)	(73,305)	(72,911)
Corporate (7)	(48,875)	(23,751)	(53,771)

Total	$5,055	$104,211	$(118,343)

(1)
Effective July 1, 2003, in connection with the elimination of our tracking stock structure and associated changes in how we will review our business going forward, we revised our reportable segments. Below is a brief description of the re-organization of our reportable segments:

•
Renal—no changes to the components of this continuing segment.

  •
  Therapeutics—continuing segment that now excludes the activities of our drug discovery and development unit, which are presently included in Other.

  •
  Transplant—new segment that includes the activities of SangStat beginning on September 11, 2003.

  •
  Biosurgery—continuing segment that now includes the activities of our advanced biomaterials business, formerly included in Other. Now excludes the activities of our cardiovascular business which are presently included in Other.

  •
  Diagnostics/Genetics—continuing segment that now includes the activities of our genetic testing businesses, formerly included in Other.

  Other includes the results of our bulk pharmaceuticals, oncology, cardiovascular and drug discovery and development business units. Our oncology activities were formerly reported in the Genzyme Molecular Oncology segment.

  Corporate includes the results of our corporate operations, general and administrative and corporate science activities that we do not allocate to our reporting segments. These activities were formerly reported under the caption "Eliminations/Adjustments."

  We have reclassified our 2002 and 2001 segment disclosures to conform to the new 2003 presentation.

(2)
In 2002, we created our Renal reporting segment consisting of amounts attributable to the manufacture and sale of Renagel and amounts attributable to our research and development programs focused on renal diseases. Previously, amounts attributable to the manufacture and sale of Renagel had been included as a component of our Therapeutics reporting segment.

(3)
Results of operations for companies we acquire and amortization of intangible assets related to these acquisitions are included in segment results beginning on the date of acquisition. Charges for IPR&D related to these acquisitions are included in the segment results in the year of acquisition. Acquisitions completed since January 1, 2001 include:

Company Acquired	Date Acquired	Business Segment(s)	IPR&D Charge
SangStat	September 11, 2003	Transplant/Corporate	$158.0 million
Novazyme	September 26, 2001	Therapeutics	$86.8 million
Focal	June 30, 2001	Biosurgery	None
Wyntek	June 1, 2001	Diagnostics/Genetics	$8.8 million

(4)
On January 1, 2002, in connection with the adoption of SFAS No. 142, we ceased amortizing goodwill and workforce intangible assets.

(5)
In 2003, represents our portion of the losses of Peptimmune, an equity method investment, effective April 1, 2003. In 2002 and 2001, represents our portion of the net loss of GTC, an unconsolidated affiliate through May 2002, which we do not specifically allocate to a particular reporting segment.

(6)
Includes:

•
a $102.8 million charge for the impairment of goodwill recorded in June 2003 to write off the goodwill allocated to Biosurgery's orthopaedics reporting unit;

•
a $2.9 million charge for the impairment of our manufacturing facility in Fall River, Massachusetts recorded in June 2003;

•
a charge of $8.0 million in September 2003 to write off the tangible and intangible assets related to our FocalSeal product, which we stopped selling in December 2003;

•
$27.7 million for the net loss recorded in connection with the sale of substantially all of the tangible and intangible assets of our cardiac device business to Teleflex in June 2003; and

•
$25.0 million loss recorded in December 2001 in connection with the sale of the assets of our Snowden Pencer line of surgical instruments.

(7)
The amount in Corporate for net income consists primarily of interest income, interest expense and other income and expense items that we do not specifically allocate to a particular segment.

  Segment Assets

        We provide information concerning the assets of our reportable segments in the following table (amounts in thousands):

	December 31,
	2003	2002	2001
Segment Assets (1,2):
Renal (3)	$551,722	$467,164	$463,309
Therapeutics (3)	866,676	829,796	582,436
Transplant (4)	441,948	—	—
Biosurgery (5,6,7)	326,272	539,651	688,216
Diagnostics/Genetics (8)	173,921	165,924	166,453
Other (9)	252,481	254,872	265,067
Corporate (4,9,10)	2,391,508	1,835,792	1,770,264

Total	$5,004,528	$4,093,199	$3,935,745

(1)
Effective July 1, 2003, in connection with the elimination of our tracking stock structure and associated changes in how we will review our business going forward, we revised our reportable segments. We have reclassified our 2002 and 2001 disclosures to conform to the new 2003 segment presentation.

(2)
Assets for our five reportable segments and Other include primarily accounts receivable, inventory and certain fixed and intangible assets.

(3)
In 2002, we created our Renal reporting segment consisting of amounts attributable to the manufacture and sale of Renagel and amounts attributable to our research and development programs focused on renal diseases. Previously, amounts attributable to the manufacture and sale of Renagel had been included as a component of our Therapeutics reporting segment.

(4)
In September 2003, we acquired SangStat for total cash consideration of $636.6 million. Total assets for SangStat as of September 11, 2003, the date of acquisition, included (amounts in millions):

	Amount	Business Segment
Cash and short-term investments	$99.4	Corporate
Accounts receivable	25.7	Transplant
Inventory	33.1	Transplant
Deferred tax assets-current	68.0	Corporate
Other current assets	4.4	Transplant
Property, plant and equipment	2.8	Transplant
Goodwill	132.6	Transplant
Other intangible assets	256.0	Transplant
Other assets	11.4	Corporate
Total	$633.4

(5)
At December 31, 2003, reflects reductions of:

•
$102.8 million for the impairment of goodwill recorded in June 2003 related to the write off of the goodwill allocated to Biosurgery's orthopaedics reporting unit;

•
$68.1 million for the sale of substantially all of the tangible and intangible assets of our cardiac device business to Teleflex in June 2003;

•
$8.0 million for the write off of the assets associated with our FocalSeal product; and

•
$2.9 million for the impairment of our manufacturing facility in Fall River, Massachusetts.

(6)
Segment assets for our Biosurgery reporting segment for 2001 include:

•
$25.9 million of additional assets resulting from the acquisition of the Class A and Class B limited partnership interests of GDP, including $8.4 million of goodwill and $17.5 million of other intangible assets; and

•
$19.2 million of additional assets resulting from the acquisition of Focal, including $1.4 million of goodwill and $7.9 million of other intangible assets.

(7)
Upon the adoption of SFAS No. 142, we tested the goodwill of Biosurgery's cardiothoracic reporting unit in accordance with the transitional provisions of that standard, using the present value of expected future cash flows to estimate the fair value of this former reporting unit. We recorded an impairment charge of $98.3 million, which we reflected as a cumulative effect of change in accounting for goodwill in our consolidated statements of operations in March 2002.

(8)
Segment assets for our Diagnostic/Genetics reporting segment for 2001 include $71.5 million of assets resulting from our acquisition of Wyntek, including $20.3 million of goodwill and $39.4 million of other intangible assets.

(9)
In September 2003 we reclassified $80.0 million of cash, cash equivalents, short- and long-term investments related to our drug discovery and development business from Other to Corporate because we consider these to be corporate assets. We have reclassified our segment asset disclosures for 2002 and 2001 to conform to the presentation of these investments for 2003.

(10)
Includes the assets related to our corporate manufacturing, general and administrative and corporate science activities that we do not allocate to a particular segment, including cash, cash equivalents, short- and long-term investments, equity investments, net property, plant and equipment and deferred tax assets. These assets were formerly reported under "Eliminations/Adjustments."

        The amounts in Corporate for segment assets consist of the following:

	December 31,
	2003	2002	2001
	(Amounts in thousands)
Cash, cash equivalents, and short- and long-term investments	$1,227,460	$1,195,004	$1,121,258
Deferred tax assets-current	133,708	115,244	70,196
Property, plant and equipment, net	733,925	414,076	420,683
Investment in equity securities	110,620	42,945	88,686
Other	185,795	68,523	69,441

Total Corporate	$2,391,508	$1,835,792	$1,770,264

Geographic Segments

        We operate in the healthcare industry and we manufacture and market our products primarily in the United States and Europe. Our principal manufacturing facilities are located in the United States, the United Kingdom, Switzerland, Ireland, France and Germany. We purchase products from our subsidiaries in the United Kingdom and Switzerland for sale to customers in the United States. We set transfer prices from our foreign subsidiaries to allow us to produce profit margins commensurate with our sales and marketing effort. Our subsidiary in Luxembourg is our primary distributor of therapeutic products in Europe. The following table contains certain financial information by geographic area:

	For the Years Ended December 31,
	2003	2002	2001
Revenues:
United States	$971,821	$805,492	$778,418
Europe	544,646	386,928	316,696
Other	197,404	137,052	128,516

Total	$1,713,871	$1,329,472	$1,223,630

	December 31,
	2003	2002	2001
Long-lived assets:
United States	$897,869	$504,850	$1,168,450
Europe	449,949	253,103	110,501
Other	1,969	1,744	1,519

Total	$1,349,787	$759,697	$1,280,470

        Our results of operations are highly dependent on sales of Cerezyme. Sales of this product represented 47% of our total product revenue in 2003, 52% in 2002 and 51% in 2001. We manufacture Cerezyme at a single manufacturing facility in Allston, Massachusetts. We sell this product directly to physicians, hospitals and treatment centers as well as through an unaffiliated distributor. Distributor sales of Cerezyme represented 27% of total Cerezyme revenue in 2003, 43% in 2002 and 33% in 2001. Sales of Cerezyme to one of our United States distributors represented 7% of our total revenue in 2003 and 9% in both 2002 and 2001. We believe that our credit risk associated with trade receivables is mitigated as a result of the fact that this product is sold to a large number of customers over a broad geographic area.

        Sales of Renagel represented 18% of our total product revenue in 2003, 13% in 2002 and 16% in 2001. Distributor sales of Renagel represented 62% of total Renagel revenue in 2003, 72% in 2002 and 89% in 2001.

NOTE T. QUARTERLY RESULTS

	1st Quarter 2003	2nd Quarter 2003	3rd Quarter 2003	4th Quarter 2003(1)
	(Amounts in thousands, except per share amounts)
Net revenue	$381,859	$418,903	$436,978	$476,131
Gross profit	266,175	295,205	313,310	344,159
Net income (loss)	45,369	(74,530)	(95,733)	57,302
Income (loss) per share:
Allocated to Genzyme General Stock:
Basic	$0.29	$0.33	$(0.43)	$0.26
Diluted	$0.28	$0.32	$(0.43)	$0.25
Allocated to Biosurgery Stock:
Basic and diluted	$(0.29)	$(3.46)	N/A	N/A
Allocated to Molecular Oncology Stock:
Basic and diluted	$(0.28)	$(0.26)	N/A	N/A
	1st Quarter 2002	2nd Quarter 2002	3rd Quarter 2002	4th Quarter 2002(2)
	(Amounts in thousands, except per share amounts)
Net revenue	$297,940	$332,192	$340,166	$359,174
Gross profit	206,137	235,043	243,420	253,301
Net income (loss)	(91,497)	28,323	25,055	25,045
Income (loss) per share:
Allocated to Genzyme General Stock:
Basic	$0.14	$0.23	$0.25	$0.21
Diluted	$0.14	$0.23	$0.25	$0.19
Allocated to Biosurgery Stock:
Basic and diluted	$(2.94)	$(0.38)	$(0.55)	$(0.33)
Allocated to Molecular Oncology Stock:
Basic and diluted	$(0.36)	$(0.37)	$(0.37)	$(0.31)

(1)
Includes approximately $11 million of additional liabilities arising from the U.K. Competition Appeals Tribunal's decision regarding Cerezyme pricing in the United Kingdom.

(2)
Includes charges of:

•
$15.4 million to write down our investment in certain strategic equity investments because we considered the decline in value of these investments to be other than temporary;

•
$14.0 million to write off engineering and design costs related to a manufacturing facility that was being constructed in Framingham, Massachusetts;

•
$5.5 million to reverse excess accruals related to the cost of fulfilling our legal obligation to provide human transgenic alpha-glucosidase until the transition of Pompe clinical trial patients to a CHO-cell derived product;

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

        In addition, we recognized a $4.3 million tax benefit in the fourth quarter of 2002 as a result of additional tax credits identified during the preparation of our 2001 tax return.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Genzyme Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Genzyme Corporation and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note J to the consolidated financial statements, the Company changed its method for accounting for goodwill in 2002.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 7, 2004, except for Notes C and P,
    as to which the date is March 11, 2004

GENZYME CORPORATION
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

Column A	Column B	Column C		Column D	Column E
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year ended December 31, 2003:
Accounts receivable allowances	18,869,000	2,838,000	9,555,000	8,502,000	22,760,000
Year ended December 31, 2002:
Accounts receivable allowances	14,210,000	7,324,000	2,997,000	5,662,000	18,869,000
Year ended December 31, 2001:
Accounts receivable allowances	20,711,000	4,855,000	1,295,000	12,651,000	14,210,000

QuickLinks

FINANCIAL STATEMENTS GENZYME CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF GENZYME CORPORATION AND SUBSIDIARIES' FINANCIAL CONDITION AND RESULTS OF OPERATIONS
GENZYME CORPORATION AND SUBSIDIARIES Consolidated Statements of Operations (Amounts in thousands)
GENZYME CORPORATION AND SUBSIDIARIES Consolidated Balance Sheets (Amounts in thousands, except par value amounts)
GENZYME CORPORATION AND SUBSIDIARIES Consolidated Statements of Cash Flows (Amounts in thousands)
GENZYME CORPORATION AND SUBSIDIARIES Consolidated Statements of Stockholders' Equity (Amounts in thousands)
GENZYME CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements
REPORT OF INDEPENDENT AUDITORS
GENZYME CORPORATION SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001