Form 10-K, Exhibit 13
period 2005-12-31
GENZYME CORP
filed 2006-03-10
CIK 732485

QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 13.1

GENZYME CORPORATION AND SUBSIDIARIES
FINANCIAL STATEMENTS

GENZYME CORPORATION AND SUBSIDIARIES
Consolidated Selected Financial Data

        These selected financial data have been derived from our audited, consolidated financial statements, including the consolidated balance sheets at December 31, 2005 and 2004 and the related consolidated statements of operations and of cash flows for the three years ended December 31, 2005 and notes thereto appearing elsewhere herein. You should read the following information in conjunction with our audited, consolidated financial statements and related notes contained elsewhere in this Annual Report on Form 10-K. These selected financial data may not be indicative of our future financial condition due to the risks and uncertainties associated with operating our business, including those described under the caption "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations—Factors Affecting Future Operating Results" included in this Annual Report on Form 10-K.

        Through June 30, 2003, we had three outstanding series of common stock—Genzyme General Stock, Genzyme Biosurgery Stock and Genzyme Molecular Oncology Stock. We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks was designed to reflect the value and track the financial performance of a specific subset of our business operations and its allocated assets, rather than operations and assets of our entire company. Through June 30, 2003, we allocated earnings or losses to each series of tracking stock based on the net income or loss attributable to the corresponding division determined in accordance with accounting principles generally accepted in the United States, as adjusted for the allocation of tax benefits.

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

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

	For the Years Ended December 31,
	2005	2004	2003	2002	2001
	(Amounts in thousands)
Revenues:
Net product sales	$2,453,303	$1,976,191	$1,563,509	$1,199,617	$1,110,254
Net service sales	261,379	212,392	130,984	114,493	98,370
Research and development revenue	20,160	12,562	19,378	15,362	15,006

Total revenues	2,734,842	2,201,145	1,713,871	1,329,472	1,223,630

Operating costs and expenses:
Cost of products sold	462,177	448,442	399,961	309,634	307,425
Cost of services sold	170,475	140,144	75,683	66,575	56,173
Selling, general and administrative (1)	787,839	599,388	519,977	438,035	424,640
Research and development	502,657	391,802	335,256	308,487	264,004
Amortization of intangibles (2)	181,632	109,473	80,257	70,278	121,124
Purchase of in-process research and development (3)	29,200	254,520	158,000	1,879	95,568
Charge for impaired goodwill (4)	—	—	102,792	—	—
Charge for impaired assets (5)	—	4,463	10,894	22,944	—

Total operating costs and expenses	2,133,980	1,948,232	1,682,820	1,217,832	1,268,934

Operating income (loss)	600,862	252,913	31,051	111,640	(45,304)

Other income (expenses):
Equity in income (loss) of equity method investments	151	(15,624)	(16,743)	(16,858)	(35,681)
Gains (losses) on investments in equity securities (6)	5,698	(1,252)	(1,201)	(14,497)	(25,996)
Minority interest	11,952	5,999	2,232	—	2,259
Loss on sale of product lines (7)	—	—	(27,658)	—	(24,999)
Other	(1,535)	(357)	959	40	(1,993)
Investment income	31,429	24,244	43,015	51,038	50,504
Interest expense	(19,638)	(38,227)	(26,600)	(27,152)	(37,133)

Total other income (expenses)	28,057	(25,217)	(25,996)	(7,429)	(73,039)

Income (loss) before income taxes	628,919	227,696	5,055	104,211	(118,343)
(Provision for) benefit from income taxes	(187,430)	(141,169)	(72,647)	(19,015)	2,020

Net income (loss) before cumulative effect of changes in accounting principles	441,489	86,527	(67,592)	85,196	(116,323)
Cumulative effect of changes in accounting principles (2,8)	—	—	—	(98,270)	4,167

Net income (loss)	$441,489	$86,527	$(67,592)	$(13,074)	$(112,156)

	For the Years Ended December 31,
	2005	2004	2003	2002	2001
	(Amounts in thousands, except per share amounts)
Net income (loss) per share:
Allocated to Genzyme Stock (9):
Net income before cumulative effect of change in accounting for derivative financial instruments	$441,489	$86,527	$82,143	$150,731	$3,879
Cumulative effect of change in accounting for derivative financial instruments, net of tax (8)	—	—	—	—	4,167
Tax benefit allocated from Genzyme Biosurgery	—	—	8,720	18,508	24,593
Tax benefit allocated from Genzyme Molecular Oncology	—	—	3,420	9,287	11,904

Net income allocated to Genzyme Stock	$441,489	$86,527	$94,283	$178,526	$44,543

Net income per share of Genzyme Stock:
Basic:
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$1.73	$0.38	$0.43	$0.83	$0.20
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax (8)	—	—	—	—	0.02

Net income per share of Genzyme Stock	$1.73	$0.38	$0.43	$0.83	$0.22

Diluted (10):
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$1.65	$0.37	$0.42	$0.81	$0.19
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax (8)	—	—	—	—	0.02

Net income per share of Genzyme Stock	$1.65	$0.37	$0.42	$0.81	$0.21

Weighted average shares outstanding:
Basic	254,758	228,175	219,376	214,038	202,221

Diluted (10)	272,224	234,318	225,976	219,388	211,176

Allocated to Biosurgery Stock (9):
Genzyme Biosurgery division net loss before cumulative effect of change in accounting for goodwill			$(166,656)	$(79,322)	$(145,170)
Cumulative effect of change in accounting for goodwill			—	(98,270)	—
Allocated tax benefit			14,005	9,706	18,189

Net loss allocated to Biosurgery Stock			$(152,651)	$(167,886)	$(126,981)

Net loss per share of Biosurgery Stock basic and diluted:
Net loss per share before cumulative effect of change in accounting for goodwill			$(3.76)	$(1.74)	$(3.34)
Per share cumulative effect of change in accounting for goodwill (2)			—	(2.46)	—

Net loss per share of Biosurgery Stock—basic and diluted			$(3.76)	$(4.20)	$(3.34)

Weighted average shares outstanding			40,630	39,965	37,982

	For the Years Ended December 31,
	2005	2004	2003	2002	2001
	(Amounts in thousands, except per share amounts)
Allocated to Molecular Oncology Stock (9):
Net loss allocated to Molecular Oncology Stock			$(9,224)	$(23,714)	$(29,718)

Net loss per share of Molecular Oncology Stock—basic and diluted			$(0.54)	$(1.41)	$(1.82)

Weighted average shares outstanding			16,958	16,827	16,350

CONSOLIDATED BALANCE SHEET DATA

	December 31,
	2005	2004	2003	2002	2001
	(Amounts in thousands)
Cash and investments (11)	$1,089,102	$1,079,454	$1,227,460	$1,195,004	$1,121,258
Working capital (12)	1,114,976	1,009,231	930,951	630,936	566,798
Total assets	6,878,865	6,069,421	5,004,528	4,093,199	3,935,745
Long-term debt, capital lease obligations and convertible debt, including current portion (12,13)	821,304	940,494	1,435,759	894,775	852,555
Stockholders' equity	5,149,867	4,380,156	2,936,412	2,697,847	2,609,189
There were no cash dividends paid.

(1)
Selling, general and administrative expenses, or SG&A, for 2001 includes $27.0 million of charges resulting from Pharming Group N.V.'s, or Pharming Group's, decision to file for and operate under a court supervised receivership.

(2)
Effective January 1, 2002, in connection with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," we ceased amortizing goodwill. We recorded $52.5 million of amortization expense related to our goodwill in 2001. Also, in connection with the adoption of SFAS No. 142, we tested the goodwill of our cardiothoracic reporting unit for impairment and as a result, reduced goodwill by recording a cumulative effect impairment charge of $98.3 million in our consolidated statements of operations for the year ended December 31, 2002.

(3)
Charges for IPR&D were incurred in connection with the following investment and acquisitions:

•
2005—$7.0 million related to our acquisition of gene therapy assets from Avigen, Inc., or Avigen, $12.7 million related to our acquisition of Bone Care and $9.5 million related to our acquisition of Verigen;

•
2004—$254.5 million related to our acquisition of ILEX Oncology;

•
2003—$158.0 million related to our acquisition of SangStat;

•
2002—$1.9 million related to our investment in Myosix S.A.; and

•
2001—$86.8 million from our acquisition of Novazyme Pharmaceuticals, Inc., or Novazyme, and $8.8 million from our acquisition of Wyntek Diagnostics, Inc.

(4)
Represents the write off of the goodwill associated with our orthopaedics reporting unit in June 2003 in accordance with SFAS No. 142.

(5)
Charge for impaired assets includes:

•
2004—$4.5 million charge to write down the assets related to our manufacturing and development facility in Oklahoma City, Oklahoma;

•
2003—$10.9 million charge, including $8.0 million to write off the fixed assets related to our FocalSeal product and $2.9 million for the impairment of our manufacturing facility in Fall River, Massachusetts; and

•
2002—$14.0 million to write off engineering costs related to a proposed manufacturing facility in Framingham, Massachusetts and $9.0 million to write off the assets at our bulk hyaluronic acid manufacturing facility in Haverhill, England.

(6)
Gains (losses) on investments in equity securities includes the following gains and losses resulting from the sale of equity investments, and impairment charges because we assessed the declines in market value to be other than temporary:

•
2005—a gain of $4.5 million on the sale of our investment in the common stock of Theravance, Inc., or Theravance;

•
2004—a charge of $2.9 million to write down our investment in the common stock of MacroGenics Inc, or MacroGenics;

•
2003—a charge of $3.6 million to write down our investment in the common stock of ABIOMED;

•
2002—charges of $9.2 million to write down our investment in GTC, $3.4 million to write down our investment in Cambridge Antibody Technology Group plc, which we refer to as CAT, $2.0 million to write down our investment in Dyax Corp. and $0.8 million to write down our investment in Targeted Genetics Corporation; and

•
2001—charges of $8.5 million to write off our investment in Pharming Group, $11.8 million to write down our investment in CAT and $4.5 million to write down our investment in Targeted Genetics Corporation.

(7)
Loss on sale of product lines includes:

•
2003—a loss of $27.7 million related to the sale of substantially all of the tangible and intangible assets directly associated with our cardiac device business to Teleflex Inc.; and

•
2001—a loss of $25.0 million related to the sale of our Snowden-Pencer line of surgical instruments.

(8)
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

(9)
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

(10)
Reflects the retroactive restatement of diluted earnings per share and diluted weighted average shares outstanding in accordance with Emerging Issues Task Force, or EITF, Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share."

(11)
Includes cash, cash equivalents, short- and long-term investments.

(12)
At December 31, 2002, $284.0 million in principal drawn under our revolving credit facility and $10.0 million in principal of our 6.9% convertible subordinated note due May 2003 are included in the determination of working capital because these amounts were repaid in 2003. At December 31, 2004, $100.0 million in principal drawn under our revolving credit facility is included in the determination of working capital because we repaid the entire $100.0 million in principal outstanding under the credit facility in January 2005.

(13)
Long-term debt, capital lease obligations and convertible debt, including current portions, consists of (amounts in millions):

	December 31,
	2005	2004	2003	2002	2001
1.25% convertible senior notes	$690.0	$690.0	$690.0	$—	$—
3% convertible subordinated debentures	—	—	575.0	575.0	575.0
Capital lease obligations	121.4	150.1	154.5	25.8	26.9
Revolving credit facility	—	100.0	—	284.0	234.0
6.5% convertible note	—	—	11.3	—	—
Notes payable	9.9	0.4	5.0	—	6.7
6.9% convertible subordinated note	—	—	—	10.0	10.0

Total	$821.3	$940.5	$1,435.8	$894.8	$852.6

MANAGEMENT'S DISCUSSION AND ANALYSIS OF GENZYME CORPORATION
AND SUBSIDIARIES' FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        When reviewing the discussion below, you should keep in mind the substantial risks and uncertainties that characterize our business. In particular, we encourage you to review the risks and uncertainties described under "Factors Affecting Future Operating Results" below. These risks and uncertainties could cause actual results to differ materially from those forecasted in forward-looking statements or implied by past results and trends. Forward-looking statements are statements that attempt to project or anticipate future developments in our business; we encourage you to review the examples of forward-looking statements under "Note Regarding Forward-Looking Statements" at the beginning of this report. These statements, like all statements in this report, speak only as of the date of this report (unless another date is indicated), and we undertake no obligation to update or revise the statements in light of future developments.

INTRODUCTION

        We are a global biotechnology company dedicated to making a major impact on the lives of people with serious diseases. Our broad product and service portfolio is focused on rare disorders, renal disease, orthopaedics, organ transplant, and diagnostic and predictive testing. We are organized into five financial reporting units, which we also consider to be our reporting segments:

  •
  Renal, which develops, manufactures and distributes products that treat patients suffering from renal diseases, including chronic renal failure. The unit derives substantially all of its revenue from sales of Renagel (including sales of bulk sevelamer) and Hectorol;

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

  •
  Biosurgery, which develops, manufactures and distributes biotherapeutics and biomaterial products, with an emphasis on products that meet medical needs in the orthopaedics and broader surgical areas. The unit derives its revenue primarily from sales of Synvisc, the Sepra line of products, Carticel and MACI; and

  •
  Diagnostics/Genetics, which develops, manufactures and distributes raw materials and in vitro diagnostic products and provides testing services for the oncology, prenatal and reproductive markets.

        We report the activities of our oncology, bulk pharmaceuticals, including sales of WelChol, and cardiovascular business units under the caption "Other." We report our corporate, general and administrative operations and corporate science activities that we do not allocate to our financial reporting units, under the caption "Corporate." Effective January 1, 2005, as a result of changes in how we will review our business, we re-allocated the programs of our former drug discovery and development business unit, formerly reported under the caption "Other," amongst several of our existing reporting segments and business units as follows:

  •
  our tolevamer research and development program, for the treatment of C. difficile associated diarrhea, is now included in our Renal reporting segment;

  •
  our deferitrin (iron chelator) research and development program is now included in our Therapeutics reporting segment;

  •
  WelChol, an adjunctive therapy for the reduction of elevated LDL cholesterol in patients with primary hypercholesterolemia, is now included in our bulk pharmaceuticals business unit and as a result, continues to be reported under the caption "Other;" and

  •
  our other drug discovery research and development programs are now included in our corporate science activities under the caption "Corporate."

        We have reclassified our 2004 and 2003 segment disclosures to conform to our 2005 presentation.

MERGERS AND ACQUISITIONS

Acquisition of Gene Therapy Assets from Avigen

        In December 2005, we acquired certain gene therapy assets from Avigen, a publicly-traded, biopharmaceutical company based in Alameda, California with a focus on unique small molecule therapeutics and biologics to treat serious neurological disorders, in exchange for an up-front cash payment of $12.0 million. We allocated the purchase price to the intangible assets acquired based on their estimated fair values as of December 19, 2005, the date of acquisition. We allocated $5.0 million of the up-front cash payment to technology in other intangible assets on our consolidated balance sheet and recorded a charge of $7.0 million to IPR&D. In addition, we may be obligated to make up to approximately $38 million of potential milestone payments based on the development and approval of, and royalty payments based on the sale of, products developed between now and 2020 that rely on the intellectual property purchased from Avigen.

Acquisition of Manufacturing Operation from Cell Genesys

        In November 2005, we acquired the San Diego, California manufacturing operation of Cell Genesys, a company focused on the development and commercialization of novel biological therapies for patients with cancer, for $3.2 million in cash which was allocated to property and equipment on our consolidated balance sheet. We included the acquired manufacturing operations in our consolidated statements of operations as of November 22, 2005, the date of acquisition.

Acquisition of Equal Diagnostics

        In July 2005, we acquired Equal Diagnostics, a privately-held diagnostics company in Exton, Pennsylvania, that formerly served as a distributor for our clinical chemistry reagents. We paid $5.0 million in initial cash payments and issued promissory notes to the three former shareholders of Equal Diagnostics totaling $10.0 million in principal and interest. These notes bear interest at 3.86% and are payable over eight years in equal annual installments commencing on March 31, 2007. In addition to these guaranteed payments, we may be obligated to make additional cash payments of up to an aggregate of approximately $8 million during the period commencing March 31, 2007 and ending March 31, 2014 based upon the gross margin of the acquired business, as defined in the purchase agreement. We accounted for the acquisition as a purchase and accordingly, included its results of operations in our consolidated statements of operations from July 15, 2005, the date of acquisition.

        The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed amounted to $5.3 million, which was allocated to goodwill. We expect that substantially all of the amount allocated to goodwill will be deductible for tax purposes.

Acquisition of Bone Care

        In July 2005, we acquired Bone Care, a publicly-held specialty pharmaceutical company based in Middleton, Wisconsin with a focus on nephrology. We paid gross consideration of $712.3 million in cash, including $668.4 million for outstanding shares of Bone Care's common stock, $39.9 million to buy out options to purchase shares of Bone Care's common stock and restricted stock outstanding on the date of acquisition, and approximately $4 million for acquisition costs. Net consideration was $604.3 million as we acquired Bone Care's cash and short-term investments totaling $108.0 million. As part of the transaction, we acquired Hectorol, a line of vitamin D2 pro-hormone products used to treat secondary hyperparathyroidism in patients on dialysis and those with earlier stage CKD, which we have added to our Renal business. We accounted for the acquisition as a purchase and accordingly, included its results of operations in our consolidated statements of operations from July 1, 2005, the date of acquisition.

        In October 2004, Bone Care was one of seven companies, all of which market treatments, therapies or diagnostics for kidney disease patients, that received a subpoena from the office of the United States Attorney for the Eastern District of New York. The subpoena required Bone Care to provide a wide range of documents related to numerous aspects of its business and operations. The subpoena included specific requests for documents related to testing for parathyroid hormone levels and vitamin D therapies. Bone Care has cooperated, and we continue to cooperate, with the government's investigation. To our knowledge, no civil or criminal proceedings have been initiated against Bone Care or Genzyme at this time, although we cannot predict when or if any proceedings might be initiated. As a result, we have not recorded any contingent liabilities related to this investigation. Any such liabilities that may arise out of this investigation will be recorded in our financial statements, if they become probable and estimable prior to July 2006, as an increase to both the goodwill resulting from, and the liabilities assumed in connection with, our acquisition of Bone Care.

        The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed amounted to $227.7 million, which was allocated to goodwill. We expect that substantially all of the amount allocated to goodwill will not be deductible for tax purposes.

        The allocation of the purchase price remains subject to potential adjustments, including adjustments for liabilities associated with certain exit activities, tax restructuring activities and liabilities that may arise from the government's investigation of Bone Care.

Acquisition of Verigen

        In February 2005, we acquired Verigen, a private company based in Leverkusen, Germany with a proprietary cell therapy product for cartilage repair (referred to as MACI) that is currently sold in Europe and Australia. We paid $11.8 million in initial cash payments and may be obligated to make additional cash payments of up to an aggregate of approximately $38 million over the next six years, based upon the achievement of development and commercial milestones relating to regulatory approval and commercialization of MACI in the United States, as well as contingent payments on worldwide sales of that product. We acquired approximately 96% of Verigen's outstanding shares in February 2005 and acquired the remaining outstanding shares in August 2005. We accounted for the acquisition as a purchase and accordingly, included its results of operations in our consolidated statements of operations from February 8, 2005, the date of acquisition.

        The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The estimated fair value of the assets acquired and liabilities assumed exceeded the initial payments by $5.7 million resulting in negative goodwill. Pursuant to SFAS No. 142, we recorded as a liability, contingent consideration up to the amount of the negative goodwill. If and when contingent payments come due, we will apply the payments against the contingent liability. Contingent payments in excess of $5.7 million, if any, will be recorded as goodwill. During 2005, we paid $0.6 million of contingent payments. As of December 31, 2005, the remaining contingent liability is $5.1 million. The allocation of the purchase price remains subject to potential adjustments, including the valuation of acquired tax assets and restructuring liabilities.

Acquisition of Synvisc Sales and Marketing Rights from Wyeth

        In January 2005, we consummated an arrangement with Wyeth under which we reacquired the sales and marketing rights to Synvisc in the United States, as well as Germany, Poland, Greece, Portugal and the Czech Republic. Upon closing this transaction, we began to record revenue from sales of Synvisc to end-users in all of these territories except Greece. We began selling Synvisc directly to end-users in Greece effective July 1, 2005. In exchange for the sales and marketing rights, we paid a total of $121.0 million in cash to Wyeth in 2005 and $0.3 million of acquisition costs, of which $0.2 million was paid in 2005. We also accrued contingent payments to Wyeth totaling $59.6 million during 2005, of which $50.9 million had been paid as of December 31, 2005. Distribution rights (a component of other intangible assets, net) in our consolidated balance sheet as of December 31, 2005 includes a total of $180.9 million for the initial and contingent payments (made and accrued) as of that date. We will make a series of additional contingent payments to Wyeth based on the volume of Synvisc sales in the covered territories. These contingent payments could extend out to June 2012, or could total a maximum of $293.7 million, whichever comes first.

        We determined that the contingent payments to Wyeth represent contingent purchase price. Accordingly, as contingent payments are made in the future, the amounts will be recorded as additional purchase price for the underlying intangible asset. We calculate amortization expense for this intangible asset based on an economic use model, taking into account our forecasted future sales of Synvisc and the resulting estimated future contingent payments we will be required to make. We periodically update the estimates used in this amortization calculation based on changes in forecasted sales and resulting estimated contingent payments.

        We record SG&A expenses related to the additional Synvisc sales force we assumed from Wyeth in January 2005, and we continue to record all of the research and development expenses related to Synvisc.

Acquisition of ILEX Oncology

        In December 2004, we acquired ILEX Oncology, an oncology drug development company, for approximately $1 billion. We accounted for the acquisition as a purchase and accordingly, included its results of operations in our consolidated statements of operations from December 20, 2004, the date of acquisition.

        The purchase price was allocated to the intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. We also recorded an estimated tax liability of $47.5 million related to the integration of ILEX Oncology. The excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed amounted to $445.6 million, which was allocated to goodwill. We expect that substantially all of the amount allocated to goodwill will not be deductible for tax purposes.

Acquisition of Physician Services and Analytical Services Business Units of IMPATH

        In May 2004, we acquired substantially all of the pathology/oncology testing assets related to the Physician Services and Analytical Services business units of IMPATH, a national medical testing provider, for total cash consideration of $215.3 million, including acquisition costs. We accounted for the acquisition as a purchase and accordingly, included the results of operations related to the acquired business units in our consolidated statements of operations from May 1, 2004, the date of acquisition. The purchase price is subject to adjustment based upon the completion of a post-closing assessment of the working capital of the acquired business units as of April 30, 2004.

        The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed amounted to $157.5 million, which was allocated to goodwill. We expect that substantially all of the amount allocated to goodwill will be deductible for tax purposes.

Acquisition of SangStat Medical Corporation

        In September 2003, we completed an all cash tender offer for the outstanding common stock (and associated preferred stock purchase rights) of SangStat for $22.50 per outstanding SangStat share. We acquired three marketed products, Thymoglobulin, Lymphoglobuline and Celsior, as well as product candidates in the clinical trial and research stages. The aggregate consideration paid was $636.6 million in cash. We accounted for the acquisition as a purchase and accordingly, the results of operations of SangStat are included in our consolidated financial statements from September 11, 2003, the day after the expiration of the successful tender offer.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT JUDGMENTS AND ESTIMATES

        The significant accounting policies and methods used in the preparation of our consolidated financial statements are described in Note A., "Summary of Significant Accounting Policies." The preparation of consolidated financial statements under accounting principles generally accepted in the United States requires us to make certain estimates and judgments that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in our financial statements. Our actual results could differ from these estimates under different assumptions and conditions. We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

  •
  Revenue Recognition;

  •
  Income Taxes;

  •
  Inventories;

  •
  Long-Lived and Intangible Assets;

  •
  Asset Impairments;

  •
  Strategic Equity Investments; and

  •
  Other Reserve Estimates.

Revenue Recognition

        We evaluate revenue from agreements entered into after June 15, 2003 that have multiple elements to determine whether the components of the arrangement represent separate units of accounting as defined in EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." To recognize revenue for a delivered item in a multiple element arrangement, EITF Issue No. 00-21 requires that the delivered items have value to the customer on a stand-alone basis, there is objective and reliable evidence of fair value of the undelivered items, and delivery or performance is probable and within our control for any delivered items that have a right of return. The determination that multiple elements in an arrangement meet the criteria for separate units of accounting requires us to exercise our judgment.

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

        The timing of product shipments and receipts by the customer can have a significant impact on the amount of revenue recognized in a particular period. Also, most of our products, including Cerezyme, Renagel, Synvisc and Fabrazyme, are sold at least in part through wholesalers. Inventory in the distribution channel consists of inventory held by wholesalers, who are our customers, and inventory held by retailers, such as pharmacies and hospitals. Our revenue in a particular period can be impacted by increases or decreases in distributor inventories. If wholesaler or retail inventories increased to excessive levels, we could experience reduced purchases in subsequent periods, or product returns from the distribution channel due to overstocking, low end-user demand or product expiration.

        We use a variety of data sources to determine the amount of inventory in our United States distribution channel. For Cerezyme and Fabrazyme, we receive data on sales and inventory levels directly from our primary distributors. For Renagel, our data sources include prescription and wholesaler data purchased from external data providers and, in some cases, sales and inventory data received directly from distributors. As part of our efforts to limit inventory held by distributors and to gain improved visibility into the distribution channel, we executed inventory management agreements with our primary Renagel distributors during 2002 and have renewed those agreements through 2009. We have also put in place inventory management agreements with our primary Hectorol distributors through 2009. These agreements provide incentives for the distributors to limit the amount of inventory that they carry, and to provide us with specific inventory and sales data. They can be terminated at will by either party upon sixty days notice.

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

        Because the second component is calculated based on the estimated amount of inventory in the distribution channel, our assessment of distribution channel inventory levels impacts our estimated reserve requirements. Our calculation also requires other estimates, including estimates of sales mix, to determine which sales will be subject to rebates and the amount of such rebates. As of December 31, 2005, our reserve for Medicaid and payor rebates was $49.7 million.

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

        EITF Issue No. 01-09, "Accounting for Consideration given by a Vendor to a Customer (including a Reseller of a Vendor's Products)" specifies that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor's products or services and, therefore, should be characterized as a reduction of revenue. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

  •
  the vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration; and

  •
  the vendor can reasonably estimate the fair value of the benefit received.

We record fees paid to our distributors for services as operating expense where the criteria set forth above are met. Such fees incurred for these services were $14.5 million in 2005, $12.4 million in 2004 and $13.8 million in 2003.

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

        We record liabilities for income tax contingencies based on our best estimate of the underlying exposures. We are currently under IRS audits for tax years 1996 to 1999, 2002 to 2003 and in certain state and foreign jurisdictions. We believe that we have provided sufficiently for all audit exposures and assessments. Settlement of these audits or the expiration of the statute of limitations on the assessment of income taxes for any tax year may result in an increase or reduction of future tax provisions. Any such tax or tax benefit would be recorded upon final resolution of the audits or expiration of the applicable statute of limitations. We believe the settlement of these tax disputes may have a material effect on our financial statements.

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

        We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory prior to regulatory approval. If a product is not approved for sale, it would likely result in the write-off of the inventory and a charge to earnings. Our total inventories included $18.8 million at December 31, 2005 and $5.6 million at December 31, 2004, of Myozyme inventory, primarily consisting of finished goods, which has not yet been approved for sale. We submitted marketing applications for Myozyme in the European Union in December 2004 and in the United States in July 2005. We expect European Union and United States approvals in the second quarter of 2006 and are preparing for commercial launch thereafter.

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

        For products we expect to be commercialized, we capitalize the cost of validating new equipment for the underlying manufacturing process. We begin capitalization when we consider the product to have demonstrated technological feasibility, and end capitalization when the asset is substantially complete and ready for its intended use. Costs capitalized include incremental labor and direct material, and incremental fixed overhead and interest. Determining whether to capitalize validation costs requires judgment, and can have a significant impact on our reported results. Also, if we were unable to successfully validate the manufacturing process for any future product, we would have to write off to current operating expense any validation costs that had been capitalized during the unsuccessful validation process. To date, all of our manufacturing process validation efforts have been successful. As of December 31, 2005, capitalized validation costs, net of accumulated depreciation, were $15.8 million.

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

        As of December 31, 2005, there was approximately $1.5 billion of net goodwill and $1.6 billion of net other intangible assets on our consolidated balance sheet. We amortize intangible assets using the straight-line method over their estimated economic lives, which range from 1 and 15 years, or using the economic use method if that method results in significantly greater amortization than the straight-line method. Determining the economic lives of acquired intangible assets requires us to make significant judgment and estimates, and can materially impact our operating results.

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

Impairment of Goodwill

        SFAS No. 142 requires periodic tests of goodwill for impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. SFAS No. 142 requires goodwill be tested using a two-step process. The first step compares the fair value of the reporting unit with the unit's carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, the unit's goodwill may be impaired, and the second step must be completed to measure the amount of the goodwill impairment charge, if any. In the second step, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount is greater than the implied fair value, the carrying value of the goodwill must be written down to its implied fair value. We determine the implied fair value by discounting, to present value, the estimated future cash flow of the reporting unit, which includes various analyses, assumptions and estimates including discount rates, projected results and estimated cash flows.

        We are required to perform impairment tests under SFAS No. 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. For all of our acquisitions, various analyses, assumptions and estimates were made at the time of each acquisition specifically regarding product development, market conditions and cash flows that were used to determine the valuation of goodwill and intangibles. We completed the annual impairment tests for the $1.5 billion of net goodwill related to our reporting units during 2005, and determined that impairment charges were not required. When we perform impairment tests in future years, the possibility exists that changes in forecasts and estimates from those used at the acquisition date could result in impairment charges.

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

        If our review indicates that the decline in value is "other than temporary," we write down our investment to the then current market value and record an impairment charge to our consolidated statements of operations. The determination of whether an unrealized loss is "other than temporary" requires significant judgment, and can have a material impact on our reported results. In September 2004, we recorded a $2.9 million impairment charge in connection with our investment in MacroGenics and in June 2003, we recorded a $3.6 million impairment charge in connection with our investment in the common stock of ABIOMED.

        Given the significance and duration of the declines in the market values of these investments, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and accordingly, that any evidence suggesting that the investments would recover to at least our historical cost was not sufficient to overcome the presumption that the current market price was the best indicator of the value of these investments.

        At December 31, 2005, our stockholders' equity includes $32.5 million of unrealized gains and $1.5 million of unrealized losses related to our investments in strategic equity securities. The fair market value of the investment generating the unrealized losses has been below our cost basis for the investment for less than a year and based on our review, we believe such losses are temporary.

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

REVENUES

        The components of our total revenues are described in the following table:

	2005	2004	2003	05/04 Increase/ (Decrease) % Change	04/03 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Product revenue	$2,453,303	$1,976,191	$1,563,509	24%	26%
Service revenue	261,379	212,392	130,984	23%	62%

Total product and service revenue	2,714,682	2,188,583	1,694,493	24%	29%
Research and development revenue	20,160	12,562	19,378	60%	(35)%

Total revenues	$2,734,842	$2,201,145	$1,713,871	24%	28%

Product Revenue

        We derive product revenue from sales of:

  •
  Renal products, including Renagel for the reduction of elevated serum phosphorus levels in end-stage renal disease patients on hemodialysis, bulk sevelamer and Hectorol for the treatment of secondary hyperparathyroidism in patients on dialysis and those with earlier stage CKD;

  •
  Therapeutics products, including Cerezyme for the treatment of Gaucher disease, Fabrazyme for the treatment of Fabry disease and Thyrogen, which is an adjunctive diagnostic agent used in the follow-up treatment of patients with well-differentiated thyroid cancer;

  •
  Transplant's therapeutic products for the treatment of immune-mediated diseases, primarily Thymoglobulin and Lymphoglobuline, each of which induce immunosuppression of certain types of immune cells responsible for acute organ rejection in transplant patients;

  •
  Biosurgery products, including orthopaedic products, such as Synvisc, and the Sepra line of products, such as Seprafilm;

  •
  Diagnostic products, including infectious disease and cholesterol testing products; and

  •
  Other products, including:

  •
  oncology products, including Campath for the treatment of B-cell chronic lymphocytic leukemia in patients who have been treated with alkylating agents and who have failed fludarabine therapy, and Clolar for the treatment of children with refractory or relapsed acute lymphoblastic leukemia; and

  •
  bulk pharmaceuticals and WelChol, which is a mono and adjunctive therapy for the reduction of LDL cholesterol in patients with primary hypercholesterolemia.

        The following table sets forth our product revenues on a segment basis:

	2005	2004	2003	05/04 Increase/ (Decrease) % Change	04/03 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Renal:
Renagel (including sales of bulk sevelamer)	$417,485	$363,720	$281,701	15%	29%
Hectorol	34,515	—	—	N/A	N/A

Total Renal	452,000	363,720	281,701	24%	29%

Therapeutics:
Cerezyme	932,322	839,366	733,817	11%	14%
Fabrazyme	305,064	209,637	80,617	46%	160%
Thyrogen	77,740	63,454	43,438	23%	46%
Other Therapeutics	6,119	2,462	1,802	149%	37%

Total Therapeutics	1,321,245	1,114,919	859,674	19%	30%

Transplant:
Thymoglobulin/Lymphoglobuline	127,739	108,928	29,953	17%	264%
Other Transplant	18,143	42,125	14,367	(57)%	193%

Total Transplant	145,882	151,053	44,320	(3)%	241%

Biosurgery:
Synvisc	218,906	88,296	108,498	148%	(19)%
Sepra products	68,171	61,647	47,731	11%	29%
Other Biosurgery	27,402	30,415	60,700	(10)%	(50)%

Total Biosurgery	314,479	180,358	216,929	74%	(17)%

Diagnostics/Genetics:
Diagnostic Products	104,202	90,955	88,588	15%	3%
Other Diagnostics/Genetics	—	753	607	(100)%	24%

Total Diagnostics/Genetics	104,202	91,708	89,195	14%	3%

Other product revenue	115,495	74,433	71,690	55%	4%

Total product revenue	$2,453,303	$1,976,191	$1,563,509	24%	26%

2005 As Compared to 2004

Renal

        Sales of Renagel, including sales of bulk sevelamer, increased 15% to $417.5 million for 2005, as compared to 2004, primarily due to a $49.9 million increase in 2005 in sales related to increased customer volume, driven primarily by increased end-user demand in the United States and Europe. The 1% increase in net sales price in 2005, as compared to 2004, did not have a significant impact on sales of Renagel. The average exchange rate for the Euro remained relatively stable against the U.S. dollar for 2005, as compared to 2004, therefore having no significant impact on Renagel revenue. However, a 17% decrease in the average exchange rate for the Brazilian Real against the U.S. dollar for 2005, as compared to 2004, positively impacted Renagel revenue by $3.0 million in 2005. Sales of Renagel, including sales of bulk sevelamer, were 17% of our total product revenue for 2005, as compared to 18% for 2004.

        Our acquisition of Bone Care on July 1, 2005 expanded our Renal product offerings with the addition of Hectorol, a complimentary product to Renagel used to treat secondary hyperparathyroidism in patients on dialysis and those with earlier stage CKD. Bone Care's operations are integrated into our Renal business, and our sales representatives have begun selling Hectorol to nephrologists in the United States. Sales of Hectorol were $34.5 million for 2005, reflecting sales beginning on July 1, 2005.

        We conducted a 2,100-patient post-marketing study of Renagel to evaluate the ability of the product to improve patient morbidity and mortality. The DCOR trial compared Renagel to calcium-based phosphate binders with respect to overall morbidity and mortality. We released top-line data from this trial in July 2005 and presented the data at the American Society of Nephrology meeting in November 2005. The study did not meet its primary end point of a statistically significant reduction in all cause mortality. However, in a pre-specified sub-group analysis, Renagel demonstrated a significant reduction in all cause mortality in patients 65 years of age or older and in patients using Renagel for two years or more. We expect to receive morbidity data from the CMS in mid 2006 and may present such data later in the year.

        We expect sales of Renagel and Hectorol to increase, driven primarily by growing patient access to our products and the continued adoption of the products by nephrologists worldwide. We expect adoption rates for Renagel to trend favorably as a result of the DCOR trial and the growing acceptance of the National Kidney Foundation's 2003 Kidney Disease Outcome Quality Initiative, or K/DOQI, guidelines for Bone Metabolism and Disease in CKD. Renagel and Hectorol compete with several other products and our future sales may be impacted negatively by these products. We discuss these competitors under the heading "Factors Affecting Future Operating Results—Our future success will depend on our ability to effectively develop and market our products and services against those of our competitors" in this report. In addition, our ability to continue to increase sales of Renagel and Hectorol will depend on many other factors, including our ability to optimize dosing and improve patient compliance with dosing of Renagel, the availability of reimbursement from third-party payors and the extent of coverage, including under the Medicare Prescription Drug Improvement and Modernization Act, and the accuracy of our estimates of fluctuations in the payor mix. Also our ability to effectively manage wholesaler inventories and the levels of compliance with the inventory management programs we implemented for Renagel and Hectorol with our wholesalers could impact the revenue from our Renal reporting segment that we record from period to period.

Therapeutics

        Therapeutics product revenue increased 19% to $1.3 billion for 2005, as compared to 2004, primarily due to continued growth in sales of Cerezyme, Fabrazyme and Thyrogen.

        The 11% growth in sales of Cerezyme to $932.3 million for 2005, as compared to 2004, is attributable to our continued identification of new Gaucher disease patients, particularly in international markets. Our price for Cerezyme has remained consistent from period to period. Although we expect Cerezyme to continue to be a substantial contributor to revenue in the future, it is a mature product, and as a result, we do not expect that the current new patient growth trend will continue. The average exchange rate for the Euro against the U.S. dollar remained relatively stable in 2005, as compared to 2004, resulting in very little impact on the sales of Cerezyme.

        Our results of operations are highly dependent on sales of Cerezyme and a reduction in revenue from sales of this product would adversely affect our results of operations. Sales of Cerezyme were approximately 38% of our total product revenue in 2005 and 42% in 2004. Revenue from Cerezyme would be impacted negatively if competitors developed additional alternative treatments for Gaucher disease, and the alternative products gained commercial acceptance, if our marketing activities are restricted, or if coverage, pricing or reimbursement is limited. Although orphan drug status for Cerezyme, which provided us with exclusive marketing rights for Cerezyme in the United States, expired in May 2001, we continue to have patents protecting our method of manufacturing Cerezyme until 2010 and the composition of Cerezyme as made by that process until 2013. The expiration of market exclusivity and orphan drug status will likely subject Cerezyme to increased competition, which may decrease the amount of revenue we receive from this product or the growth of that revenue. We are aware of companies that have initiated efforts to develop competitive products, and other companies may do so in the future. We discuss these competitors under the heading "Factors Affecting Future Operating Results—Our future success will depend on our ability to effectively develop and market our products and services against those of our competitors" in this report.

        The 46% increase to $305.1 million for 2005 in sales of Fabrazyme, as compared to 2004, was primarily attributable to increased patient identification worldwide as Fabrazyme is introduced into new markets.

        The sales of Thyrogen increased 23% to $77.7 million for 2005, as compared to 2004, primarily due to worldwide volume growth.

        We submitted marketing applications for Myozyme in the European Union in December 2004 and in the United States in July 2005. In January 2006, the FDA extended by 90 days the review period for the biological license application for Myozyme to provide sufficient time to review the additional data we submitted in December 2005 at the FDA's request. In December 2005, the European Committee for Human Services unanimously recommended full approval of Myozyme. We expect commercial launch in the United States and Europe in the second quarter of 2006.

Transplant

        Transplant product revenue decreased 3% to $145.9 million for 2005, as compared to 2004. The decrease is primarily due to a $32.5 million decrease in sales of Gengraf, which we formerly co-promoted with Abbott Laboratories under an agreement that expired on December 31, 2004. The decrease is partially offset by a $16.0 million increase in sales of Thymoglobulin as a result of increased utilization of Thymoglobulin in transplant procedures and $9.0 million of previously deferred revenue related to an upfront license fee we had received from Proctor & Gamble Pharmaceuticals, Inc., or PGP, a subsidiary of The Proctor and Gamble Company. In December 2005, PGP exercised its option to terminate an agreement under which we had granted PGP an exclusive, worldwide license to develop and market RDP58 for the treatment of gastrointestinal and other disorders.

        We expect sales of Thymoglobulin to increase, driven primarily by our continued entry into new geographical markets, together with an overall growth in solid organ and living donor renal transplants. Thymoglobulin competes with several other products and our future sales may be impacted negatively by these products. We discuss these competitors under the heading "Factors Affecting Future Operating Results—Our future success will depend on our ability to effectively develop and market our products and services against those of our competitors" in this report.

Biosurgery

        Biosurgery product revenue increased 74% to $314.5 million for 2005, as compared to 2004. The increase was largely attributable to a $130.6 million increase in sales of Synvisc, primarily due to our reacquisition of the Synvisc sales and marketing rights from Wyeth in January 2005 in certain countries. Upon closing this transaction, we began to record revenue from sales of Synvisc to end-users in the United States, as well as Germany, Poland, Portugal and the Czech Republic. We began selling Synvisc directly to end-users in Greece effective July 1, 2005. We are aware of several products that compete with Synvisc, several companies that have initiated efforts to develop competitive products and several companies that market products designed to relieve the pain of osteoarthritis. These products could have an adverse effect on future sales of Synvisc. We discuss these competitors under the heading "Factors Affecting Future Operating Results—Our future success will depend on our ability to effectively develop and market our products and services against those of our competitors" included in this report.

Diagnostics/Genetics

        Diagnostics/Genetics product revenue increased 14% to $104.2 million for 2005, as compared to 2004. The increase was attributable to a 21%, or $10.3 million, increase in clinical chemistry revenue due to additional sales resulting from our acquisition of Equal Diagnostics in July 2005 and as a result of higher order volume by several large customers.

Other Product Revenue

        Other product revenue increased 55% to $115.5 million for 2005, as compared to 2004, primarily due to an 18% increase, to $81.3 million, in sales of bulk pharmaceuticals, including WelChol. This increase is primarily due to an increased demand for liquid crystals. Additionally, bulk sales of and royalties earned on WelChol increased 33% to $33.0 million due to an increased demand from our U.S. marketing partner, Sankyo Pharma, Inc. Other product revenue includes a $28.8 million increase in oncology revenue primarily due to the addition of sales from two oncology products, Campath and Clolar, that we acquired in the ILEX Oncology transaction in December 2004.

2004 As Compared to 2003

Renal

        Sales of Renagel, including sales of bulk sevelamer, the raw material used to formulate Renagel, increased 29% to $363.7 million for 2004, as compared to 2003, primarily due to:

  •
  a $56.0 million increase in net sales related to increased customer volume, driven primarily by increased end-user demand in the United States and Europe;

  •
  a $23.3 million increase in revenue due to an 8% price increase that became effective in January 2004; and

  •
  a 10% increase in the average exchange rate for the Euro which positively impacted Renagel revenue by $8.4 million.

Sales of Renagel, including sales of bulk sevelamer, were approximately 18% of our total product revenue for 2004 and 2003.

Therapeutics

        Therapeutics product revenue increased 30% to $1.1 billion for 2004, as compared to 2003, primarily due to continued growth in sales of Cerezyme, Fabrazyme and Thyrogen.

        The 14% growth in sales of Cerezyme to $839.4 million for 2004, as compared to 2003, was attributable to our continued identification of new Gaucher disease patients, particularly internationally. Our price for Cerezyme remained consistent from period to period. The growth in sales of Cerezyme was also impacted by a 10% increase in the average exchange rate, which positively impacted sales of Cerezyme by $25.5 million.

        Our results of operations are highly dependent on sales of Cerezyme and a reduction in revenue from sales of this product would adversely affect our results of operations. Sales of Cerezyme were approximately 42% of our total product revenue for 2004, as compared to approximately 47% for 2003.

        The 160% increase to $209.6 million in sales of Fabrazyme for 2004, as compared to 2003, was primarily attributable to:

  •
  a $38.5 million increase in European sales of Fabrazyme resulting from our continued identification of Fabry patients in Europe;

  •
  a $22.8 million increase due to the launch of Fabrazyme in Japan during the second quarter of 2004;

  •
  a $61.7 million increase resulting from the inclusion of a full year of Fabrazyme sales in 2004; and

  •
  an increase in the average exchange rate of the Euro of 10%, which positively impacted sales by $6.2 million.

        The 46% increase to $63.5 million in sales of Thyrogen for 2004, as compared to 2003, was primarily attributable to worldwide volume growth.

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

Biosurgery

        Biosurgery product revenue decreased 17% to $180.4 million for 2004, as compared to 2003. The decrease was primarily due to the absence of revenues from our line of cardiac device products following our sale of this product line in June 2003. Revenues from sales of cardiac device products were $40.2 million in 2003. Additionally, sales of Synvisc decreased 19% to $88.3 million for 2004 as compared to 2003. The decrease was primarily due to inventory reductions in the first half of 2004, as well as competitive pricing pressures and price discounts by Wyeth, our then U.S. marketing partner, in response to Medicare pricing rate changes. In addition, Wyeth reduced its inventory of Synvisc in the fourth quarter of 2004 in anticipation of our reacquisition of sales and marketing rights. These decreases were partially offset by a $13.9 million increase in sales of Sepra products, primarily due to increased market penetration in the U.S. and Japan. Additionally, we recognized a one-time, $5.0 million royalty payment in September 2004 under an agreement with Q-Med AB, for which there was no comparable amount in 2003.

Diagnostics/Genetics

        Diagnostics/Genetics product revenue increased slightly in 2004, as compared to 2003. The increase was attributable to a 16% increase, to $68.3 million, in the combined sales of infectious disease testing products and HDL and LDL cholesterol testing products. This increase was partially offset by a 14% decrease, to $22.7 million, in sales of point of care rapid diagnostic tests for pregnancy and infectious diseases and the expiration of our royalty agreement with Techne Corporation in June 2003, which resulted in no royalty revenue being recorded in 2004, as compared to $3.3 million in 2003.

Other Product Revenue

        The increase in Other product revenue for 2004, as compared to 2003, was primarily attributable to a $5.0 million milestone payment received in October 2004 from Schering AG in accordance with the terms of a license agreement related to p53 gene therapy. Additionally, sales of bulk pharmaceuticals increased 25% to $44.2 million primarily due to increased demand for liquid crystals. These increases were partially offset by a decrease in bulk sales of and royalties earned on sales of WelChol. Bulk sales of and royalties earned on WelChol decreased 31% to $24.9 million as a result of a decrease in demand from our U.S. marketing partner, Sankyo Pharma, Inc.

Service Revenue

        We derive service revenues primarily from the following principal sources:

  •
  sales of MACI, a proprietary cell therapy product for cartilage repair, Carticel for the treatment of cartilage damage and Epicel for the treatment of severe burns, all of which are included in our Biosurgery reporting segment; and

  •
  genetic and pathology/oncology testing services, which are included in our Diagnostics/Genetics reporting segment.

        The following table sets forth our service revenue on a segment basis:

	2005	2004	2003	05/04 Increase/ (Decrease) % Change	04/03 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Biosurgery	$38,553	$24,917	$29,317	55%	(15)%
Diagnostics/Genetics	222,328	187,413	101,540	19%	85%
Other service revenue	498	62	127	703%	(51)%

Total service revenue	$261,379	$212,392	$130,984	23%	62%

2005 As Compared to 2004

        Service revenue attributable to our Biosurgery reporting segment increased 55% to $38.6 million for 2005, as compared to 2004. The increase is primarily due to the addition of sales of MACI, which we acquired in the Verigen transaction in February 2005.

        Service revenue attributable to our Diagnostics/Genetics reporting segment increased 19% to $222.3 million for 2005, as compared to 2004. The increase was primarily attributable to:

  •
  additional service revenue resulting from our acquisition of substantially all of the pathology/oncology testing assets of IMPATH in May 2004;

  •
  continued growth in the prenatal screening and diagnosis market; and

  •
  increased sales of DNA testing services, primarily due to growth in the cystic fibrosis screening and diagnosis market.

2004 As Compared to 2003

        Service revenue attributable to our Biosurgery segment decreased 15% to $24.9 million for 2004, as compared to 2003, primarily due to $6.2 million of reimbursed expenses, classified as revenue, received from Wyeth in 2003, for which there were no comparable amounts in 2004 and will be no comparable amounts in the future. This decrease was partially offset by a 17% increase, to $20.7 million, in Carticel revenue due to volume growth and a price increase in 2004.

        Service revenue attributable to our Diagnostics/Genetics reporting segment increased 85% to $187.4 million for 2004, as compared to 2003. This increase was primarily attributable to:

  •
  $65.8 million of additional service revenue resulting from our acquisition of substantially all of the pathology/oncology testing assets of IMPATH in May 2004;

  •
  additional service revenue resulting from our acquisition of substantially all of the assets of Alfigen in February 2004;

  •
  continued growth in the prenatal screening and diagnosis market; and

  •
  increased sales of DNA testing services, primarily due to growth in the cystic fibrosis screening and diagnosis market.

International Product and Service Revenue

        A substantial portion of our revenue is generated outside of the United States. The following table provides information regarding the change in international product and service revenue as a percentage of total product and service revenue during the periods presented:

	2005	2004	2003	05/04 Increase/ (Decrease) % Change	04/03 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
International product and service revenue	$1,215,621	$992,643	$741,757	22%	34%
% of total product and service revenue	45%	45%	44%

2005 As Compared to 2004

        The 22% increase to $1.2 billion for 2005 in international product and service revenue, as compared to 2004, is primarily due to:

  •
  a $180.1 million increase in the combined international sales of Renagel, Cerezyme, Fabrazyme and Thyrogen primarily due to an increase in the number of patients using these products in countries outside of the United States; and

  •
  a $7.7 million increase in international sales of Thymoglobulin and Lymphoglobuline due to an increase in volume and price.

2004 As Compared to 2003

        The 34% increase, to $992.6 million, for 2004 in international product and service revenue, as compared to 2003, was primarily due to:

  •
  a $201.5 million increase in the combined international sales of Renagel, Cerezyme and Fabrazyme;

  •
  a $29.7 million increase in international sales of Thymoglobulin and Lymphoglobuline due to the acquisition of SangStat on September 11, 2003; and

  •
  an increase in the average exchange rate for the Euro of 10%, which positively impacted sales by $48.7 million.

Research and Development Revenue

        The following table sets forth our research and development revenue on a segment basis:

	2005	2004	2003	05/04 Increase/ (Decrease) % Change	04/03 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Therapeutics	$789	$—	$1	N/A	(100)%
Transplant	30	310	—	(90)%	N/A
Biosurgery	144	4,241	7,046	(97)%	(40)%
Other	17,478	5,109	9,245	242%	(45)%
Corporate	1,719	2,902	3,086	(41)%	(6)%

Total research and development revenue	$20,160	$12,562	$19,378	60%	(35)%

2005 As Compared to 2004

        Other research and development revenue increased $12.4 million for 2005, as compared to 2004, primarily due to $7.0 million of additional revenue in 2005 resulting from research and development work related to Campath that we performed on behalf of Schering AG, under agreements we assumed in connection with our acquisition of ILEX Oncology in December 2004. This increase was partially offset by a decrease in Biosurgery research and development revenue, primarily due to the completion, in 2004, of a development program for Hylaform and reimbursements received from Wyeth in 2004 for development projects associated with Synvisc. There were no comparable amounts for the reimbursements from Wyeth in 2005.

2004 As Compared to 2003

        The research and development revenue attributable to our Biosurgery reporting segment decreased in 2004 as compared to 2003 primarily due to:

  •
  a $2.3 million milestone payment received in 2003 from our Hylaform distribution partner in connection with filing for marketing approval in the United States for which there was no comparable amount in 2004; and

  •
  $2.7 million of revenue recorded in 2003 related to milestone payments received from our Hylaform distribution partner for which there was no comparable amount in 2004.

        Other research and development revenue decreased primarily due to research and development contracts in our oncology business that expired at the end of 2003.

MARGINS

        The components of our total margins are described in the following table:

	2005	2004	2003	05/04 Increase/ (Decrease) % Change	04/03 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Product margin	$1,991,126	$1,527,749	$1,163,548	30%	31%
% of total product revenue	81%	77%	74%
Service margin	$90,904	$72,248	$55,301	26%	31%
% of total service revenue	35%	34%	42%
Total product and service gross margin	$2,082,030	$1,599,997	$1,218,849	30%	31%
% of total product and service revenue	77%	73%	72%

2005 As Compared to 2004

Product Margin

        Our overall product margin increased $463.4 million, or 30%, for 2005, as compared to 2004. This is primarily due to:

  •
  a $130.6 million, or 148%, increase in sales of Synvisc resulting from our reacquisition of Synvisc sales and marketing rights from Wyeth in January 2005. Upon closing this transaction with Wyeth, we began to record revenue from sales of Synvisc to end-users in the United States, as well as in Germany, Poland, Portugal, the Czech Republic and, as of July 1, 2005, Greece;

  •
  improved margins for Renagel, Cerezyme, Fabrazyme and Thymoglobulin due to increased sales and increased utilization of capacity at our global manufacturing facilities;

  •
  Hectorol's margin contribution in the second half of 2005 due to the acquisition of Bone Care in July 2005; and

  •
  $9.0 million of previously deferred revenue related to an upfront license fee received from PGP was recognized in our results of operations in December 2005 for which there was no comparable amount recorded in 2004.

These increases in product margin were partially offset by the write off of $28.1 million of Cerezyme, Myozyme and Clolar inventory to cost of sales. The write off of Cerezyme and Myozyme inventory was due to unsuccessful production runs of these products that occurred at our Allston Landing manufacturing plant. The write off of Clolar inventory was due to expired inventory acquired in connection with our acquisition of ILEX Oncology.

        The amortization of product related intangible assets is included in amortization expense and, as a result, is excluded from cost of products sold and the determination of product margins.

Service Margin

        Our overall service margin increased $18.7 million, or 26%, for 2005, as compared to 2004. This is primarily due to a $13.6 million, or 55%, increase in sales of Biosurgery services as well as a $34.9 million, or 19%, increase in sales of Diagnostics/Genetics services. Total service margin as a percent of total service revenue increased in 2005, as compared to 2004, primarily due to increased sales of higher margin Biosurgery services such as Carticel and MACI, which offset increased sales of lower margin testing services attributable to our acquisition of substantially all of the pathology/oncology testing assets related to the Physician Services and Analytical Services business units of IMPATH in May 2004.

2004 As Compared to 2003

Product Margin

        Our overall product margin increased $364.2 million, or 31% for 2004, as compared to 2003. This was primarily due to improved margins for Renagel, Cerezyme, Fabrazyme, Thyrogen and the Sepra products due to increased sales. In addition, product margin for our Therapeutics reporting segment in 2003 included the write off of $2.3 million of Cerezyme finished goods due to production issues, for which there is no similar write off in 2004. These increases were offset by a decrease in the margins for cardiac devices due to the sale of our cardiac device business in June 2003, and Diagnostics/Genetics products resulting from a one-time royalty payment of $1.2 million and manufacturing capacity variances attributable to a decline in the demand for certain diagnostic rapid test kits. Additionally, the expiration of our royalty agreement with Techne Corporation in June 2003 resulted in no royalty revenue being recorded in 2004 and therefore no product margin related to this royalty.

Service Margin

        Our overall service margin increased $16.9 million, or 31%, for 2004, as compared to 2003. This was primarily due to a $85.9 million, or 85%, increase in service revenue related to our Diagnostics/Genetics services offset by a $4.4 million, or 15%, decrease for 2004, as compared to 2003, in the sales of Biosurgery services. Additionally, costs associated with our Diagnostic/Genetics services, including a one-time royalty payment of $3.3 million, increased 106%. Total service margin as a percent of total service revenue decreased for 2004, as compared to 2003, primarily due to an increase in sales of lower margin testing services attributable to our acquisition of substantially all of the pathology/oncology testing assets related to the Physician Services and Analytical Services business units of IMPATH in May 2004, as well as the absence of services revenue related to Synvisc in 2004. This decrease was a result of $6.2 million of reimbursed expenses, classified as revenue, received from Wyeth in 2003, for which there were no comparable amounts in 2004.

OPERATING EXPENSES

Selling, General and Administrative Expenses

        The following table provides information regarding the change in SG&A during the periods presented:

	2005	2004	2003	05/04 Increase/ (Decrease) % Change	04/03 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Selling, general and administrative expenses	$787,839	$599,388	$519,977	31%	15%

2005 As Compared to 2004

        SG&A increased $188.5 million for 2005, as compared to 2004, primarily due to increases in sales and marketing expenses of:

  •
  $23.1 million for Renal products, primarily due to our acquisition of Bone Care in July 2005;

  •
  $49.5 million for Therapeutics products, primarily due to increased spending on additional resources to support volume growth and new country launches for Cerezyme, Fabrazyme, Thyrogen and Myozyme;

  •
  $58.0 million for Biosurgery products and services, primarily due to the additional expenses related to the Synvisc sales force we assumed from Wyeth, and because we now perform all marketing for Synvisc in the United States, as well as Germany, Poland, Portugal, the Czech Republic and, as of July 1, 2005, Greece;

  •
  $10.0 million for Diagnostics/Genetics, primarily due to our acquisitions of Equal Diagnostics in July 2005 and substantially all of the pathology/oncology testing assets of IMPATH in May 2004;

  •
  $20.3 million in Other sales and marketing expenses, primarily due to the increase in expenses for our oncology business as a result of our acquisition of ILEX Oncology in December 2004; and

  •
  $20.9 million of Corporate SG&A, primarily due to increased spending on legal, information technology, recruiting and advertising expenses.

These increases were partially offset by an approximately $2 million decrease in Corporate SG&A resulting from lower professional fees associated with compliance with the Sarbanes-Oxley Act of 2002.

        SG&A was 29% of total revenue in 2005, 27% in 2004 and 30% in 2003. In 2006, we expect SG&A as a percentage of total revenue to be consistent with 2005, primarily due to the anticipated launch of Myozyme in Europe and the United States in the second quarter of 2006 and increased marketing support for Synvisc.

2004 As Compared to 2003

        SG&A increased $79.4 million for 2004, as compared to 2003, primarily due to increases in sales and marketing expenses of:

  •
  $11.9 million for Renal products aimed at increasing market penetration in Europe;

  •
  $17.0 million for Therapeutics products, primarily due to increased spending for Fabrazyme, Thyrogen and Myozyme;

  •
  $17.8 million for Transplant products resulting from a full year of selling activities after our acquisition of SangStat in September 2003; and

  •
  $9.8 million for Diagnostics/Genetics products, primarily due to the acquisition of substantially all of the assets of Alfigen in February 2004 and our acquisition of certain of the pathology/oncology testing assets of IMPATH in May 2004.

These increases were offset by a $13.2 million decrease in SG&A for Biosurgery products primarily driven by the sale of our cardiac device business in June 2003.

Research and Development Expenses

        The following table provides information regarding the change in research and development expense during the periods presented:

	2005	2004	2003	05/04 Increase/ (Decrease) % Change	04/03 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Research and development expenses	$502,657	$391,802	$335,256	28%	17%

2005 As Compared to 2004

        Research and development expenses increased $110.9 million for 2005, as compared to 2004, primarily due to:

  •
  a $37.3 million increase in spending on Renal research and development programs primarily due to our acquisition of Bone Care in July 2005 and to a $10.0 million charge recorded in 2005,

    representing a portion of the approximately $23 million of funding we are obligated to provide under our collaboration with RenaMed Biologics, Inc., or RenaMed, for which there was no comparable charge in 2004;

  •
  a $22.9 million increase in spending on Therapeutics research and development programs including spending on the DX-88 program due to full enrollment in a clinical trial and additional manufacturing runs in 2005; and

  •
  a $47.4 million increase in spending on Other research and development programs primarily due to Campath and Clolar clinical trial activity.

        As a result of our increased focus on oncology research and development, costs related to our Other research and development programs, which include costs for our oncology business, are likely to represent an increased percentage of our overall research and development expenses in the future.

2004 As Compared to 2003

        Research and development expenses increased $56.5 million for 2004, as compared to 2003, primarily due to:

  •
  a $9.4 million increase in spending on Renal research and development programs;

  •
  a $9.6 million increase in spending on Therapeutics research and development programs;

  •
  an $11.4 million increase in spending on Transplant research and development programs; and

  •
  a $27.7 million increase in spending for Corporate research and development efforts related to our corporate science activities that we do not allocate to our reporting segments.

Amortization of Intangibles

        The following table provides information regarding the change in amortization of intangibles expense during the periods presented:

	2005	2004	2003	05/04 Increase/ (Decrease) % Change	04/03 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Amortization of intangibles	$181,632	$109,473	$80,257	66%	36%

        Amortization of intangibles expense increased by $72.2 million for 2005, as compared to 2004, primarily due to additional amortization expense attributable to the intangible assets acquired in connection with our acquisitions of Bone Care and Equal Diagnostics in July 2005, Verigen in February 2005, as well as the reacquisition of the Synvisc sales and marketing rights from Wyeth in January 2005 and our acquisition of ILEX Oncology in December 2004. In addition, the 2005 amortization of intangibles expense includes a full year of expense related to the intangible assets attributable to our acquisition of substantially all of the pathology/oncology testing assets of IMPATH in May 2004, as compared to seven months in 2004.

        As discussed in Note C., "Mergers and Acquisitions," to our financial statements in this report, we calculate amortization expense for the Synvisc sales and marketing rights reacquired from Wyeth by taking into account forecasted future sales of Synvisc and the resulting future contingent payments which will be recorded as intangible assets when the payments are accrued. As a result, we expect amortization of intangibles to increase over the next five years based on these future contingent payments.

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

Purchase of In-Process Research and Development

        In connection with nine of our acquisitions since 2000, we have acquired various IPR&D projects. Substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technological feasibility. In addition, once research is completed, each product candidate acquired from Avigen, Bone Care, Verigen, ILEX Oncology, SangStat, Novazyme, Wyntek, GelTex and Biomatrix will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue. We cannot give assurances that these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially adversely affected.

Avigen

        In connection with our acquisition of certain gene therapy assets from Avigen, we acquired IPR&D related to Avigen's Parkinson's disease program.

        As of the date this transaction closed, this program had not reached technological feasibility nor had an alternative future use. Accordingly, we allocated to IPR&D and charged to expense in our consolidated statements of operations in December 2005, $7.0 million, representing the portion of the $12.0 million up-front payment to Avigen attributable to the Parkinson's disease program.

        Management assumes responsibility for determining the IPR&D valuation. The fair value assigned to purchased IPR&D was 59% of the $12.0 million up-front payment to Avigen. This percentage represents management's assessment of the value of the Parkinson's disease program as compared to the combined total value of the acquired core technology and IPR&D.

        As of December 31, 2005, we estimated that it will take approximately six years and an investment of approximately $74 million to complete the development of, obtain approval for and commercialize a product arising from the acquired Parkinson's disease program.

Bone Care

        In connection with our acquisition of Bone Care, we acquired IPR&D related to LR-103, a vitamin D therapeutic candidate that is an active metabolite of Hectorol. In biological models, this product candidate is readily absorbed after oral delivery and circulates through the bloodstream to tissues which respond to vitamin D hormones. Bone Care conducted early stage research of LR-103 in a variety of indications.

        As of the date this transaction closed, this project had not reached technological feasibility nor had an alternative future use. Accordingly, we allocated to IPR&D and charged to expense in our consolidated statements of operations in September 2005, $12.7 million, representing the portion of the purchase price attributable to this project.

        Management assumes responsibility for determining the IPR&D valuation. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from the project once it has reached technological feasibility. We used a discount rate of 24.5% and cash flows that have been probability-adjusted to reflect the risks of advancement through the product approval process. In estimating future cash flows, we also considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets.

        As of December 31, 2005, we estimated that it will take approximately six years and an investment of approximately $15 million to complete the development of, obtain approval for and commercialize LR-103.

Verigen

        In connection with our acquisition of Verigen, we acquired IPR&D related to MACI, a proprietary approach to cartilage repair. As of the date of our acquisition of Verigen, MACI, which has received marketing approvals in Europe and Australia, had not reached technological feasibility in the United States due to lack of regulatory approval and did not have an alternative use. Accordingly, we allocated to IPR&D, and charged to expense in our consolidated statements of operations in March 2005, $9.5 million, representing the portion of the purchase price attributable to this project in the United States.

        Management assumes responsibility for determining the IPR&D valuation. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from the project once it has reached technological feasibility in the United States. We used a discount rate of 24% and cash flows that have been probability-adjusted to reflect the risks of advancement through the product approval process. In estimating future cash flows, we also considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets.

        As of December 31, 2005, we estimated that it will take approximately six years and an investment of approximately $33 million to complete the development of, obtain approval for and commercialize MACI in the United States.

ILEX Oncology

        In connection with our December 2004 acquisition of ILEX Oncology, we have acquired IPR&D related to three development projects, Campath (for indications other than B-cell chronic lymphocytic leukemia), Clolar and tasidotin hydrochloride. As of the date of our acquisition of ILEX Oncology, none of these projects had reached technological feasibility nor had an alternative future use. Accordingly, we allocated to IPR&D, and charged to expense in our consolidated statements of operations in December 2004, $254.5 million, representing the portion of the purchase price attributable to these projects, of which $96.9 million is attributable to the Campath development projects, $113.4 million is attributable to the Clolar development projects and $44.2 million is related to the tasidotin development projects. In December 2004, after the date of our acquisition of ILEX Oncology, the FDA granted marketing approval for Clolar for the treatment of children with refractory or relapsed acute lymphoblastic leukemia.

        As of December 31, 2005, we estimated that it will take approximately two to five years and an investment of approximately $119 million to complete the development of, obtain approval for and commercialize Campath for non-Hodgkin's lymphoma, multiple sclerosis and other cancer and noncancer indications. We estimated that it will take approximately two to five years and an investment of approximately $66 million to complete the development of, obtain approval for and commercialize Clolar for hematologic cancer, solid tumor and additional pediatric acute leukemia indications. We estimated that it will take approximately four years and an investment of approximately $24 million to complete the development of, obtain approval for and commercialize tasidotin.

SangStat

        In connection with our acquisition of SangStat, we acquired IPR&D related to two projects, RDP58 and cyclosporine capsule. RDP58 is a novel inhibitor of several inflammatory cytokines. Cyclosporine capsule is a smaller-size formulation of generic cyclosporine, an immunosuppressive agent. As of the acquisition date, neither project had reached technological feasibility nor had an alternative future use. Accordingly, we allocated to IPR&D, and charged to expense in our consolidated statements of operations in September 2003, $158.0 million, representing the portion of the purchase price attributable to these two projects, of which $138.0 million was attributable to RDP58 and $20.0 million was attributable to cyclosporine capsule.

        In March 2004, we entered into an agreement with PGP, a subsidiary of The Proctor & Gamble Company, under which we granted to PGP an exclusive, worldwide license to develop and market RDP58 for the treatment of gastrointestinal and other disorders. We retained development and commercialization rights to RDP58 in pulmonary and other disorders that were not specifically licensed to PGP and also retained co-promotion rights with PGP in oncology-related disorders, such as chemotherapy-induced diarrhea. In exchange for the grant of the license, PGP paid us an upfront fee, and agreed to make milestone payments and pay royalties on product sales. In December 2005, PGP exercised its option to terminate the agreement and discontinue development. As a result, we recognized $9.0 million of previously deferred revenue in our consolidated statements of operations. We are not currently pursuing any internal development of RDP58, and no further internal development is planned for this program.

        Although we received marketing authorization for both the 25mg and 100mg cyclosporine capsules in a European country in March 2004, we terminated our license for cyclosporine capsules effective April 2005.

Charge for Impairment of Goodwill

        In connection with our assessment of the value of our Biosurgery reporting unit and the elimination of our tracking stock structure in June 2003, we determined that the fair value of Biosurgery's net assets was lower than their carrying value, indicating a potential impairment of the goodwill allocated to Biosurgery's orthopaedics reporting unit. Based on our analysis, we concluded that the goodwill assigned to Biosurgery's orthopaedics reporting unit is fully impaired. Accordingly, we recorded a charge for impairment of goodwill of $102.8 million in our consolidated statements of operations in June 2003 to write off this goodwill.

Charge for Impaired Assets

        In 2004, due to a change in plans for future manufacturing capacity and research and development facilities, we determined that we would not require all of the space we had been leasing at our facility in Oklahoma City, Oklahoma. As a result, in December 2004, we recorded a charge of $2.1 million to research and development expenses to record the exit costs related to space we have vacated and a charge for impaired assets of $4.5 million to write off the assets related to that specific area of our Oklahoma facility.

        In connection with the sale of assets to Teleflex, we tested the carrying value of our manufacturing facility in Fall River, Massachusetts in June 2003 to determine whether the impairment recognition criteria had been met. Our impairment analysis indicated that the carrying value for the Fall River facility would not be fully recoverable. As a result of this assessment, we recorded a charge for impaired assets of $2.9 million in our consolidated statements of operations in June 2003 to write down the carrying value of the Fall River facility to its estimated fair value.

        In 2003, we discontinued the active marketing and, ultimately sold, our FocalSeal product. In connection with the discontinuation of this product, we tested the carrying value of the assets associated with the product to determine whether the impairment recognition criteria had been met. Our impairment analysis indicated that the carrying value of these assets would not be fully recoverable. As a result of this assessment, we recorded total charges of $14.3 million in our consolidated financial statements in 2003 to write off the tangible and intangible assets associated with our FocalSeal product.

OTHER INCOME AND EXPENSES

	2005	2004	2003	05/04 Increase/ (Decrease) % Change	04/03 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Equity in income (loss) of equity method investments	$151	$(15,624)	$(16,743)	(101)%	(7)%
Minority interest	11,952	5,999	2,232	99%	169%
Gains (losses) on investments in equity securities	5,698	(1,252)	(1,201)	(555)%	4%
Loss on sale of product line	—	—	(27,658)	N/A	(100)%
Other	(1,535)	(357)	959	330%	(137)%
Investment income	31,429	24,244	43,015	30%	(44)%
Interest expense	(19,638)	(38,227)	(26,600)	(49)%	44%

Total other income (expenses)	$28,057	$(25,217)	$(25,996)	(211)%	(3)%

2005 As Compared to 2004

Equity in Income (Loss) of Equity Method Investments

        Under this caption, we record our portion of the results of our joint ventures with BioMarin, Diacrin, Inc. and Medtronic, Inc., and our investments in Peptimmune, Inc. and Therapeutic Human Polyclonals, Inc., which we refer to as THP.

        Previously, our equity in income (loss) of equity method investments was a net loss, of which the largest component was our portion of the net losses from our joint venture with BioMarin. However, this joint venture became profitable in the first quarter of 2005 due to increased sales of Aldurazyme. As a result, we recorded income of $7.1 million in 2005, representing our portion of the net income of the joint venture for those periods, as compared to a charge of $9.7 million in 2004, representing our portion of the net losses of the joint venture for 2004.

Minority Interest

        As a result of our application of FASB Interpretation No., or FIN, 46, "Consolidation of Variable Interest Entities," we have consolidated the results of Dyax-Genzyme LLC, and Excigen Inc. Our consolidated balance sheet as of December 31, 2005 includes assets related to Dyax-Genzyme LLC, which are not significant, and substantially all of which are lab equipment net of their associated accumulated depreciation. We have recorded Dyax's portion of this joint venture's losses as minority interest in our consolidated statements of operations. The results of Excigen were not significant.

Gains (Losses) on Investments in Equity Securities

        We review for potential impairment the carrying value of each of our strategic investments in equity securities on a quarterly basis. Gains (losses) on investments in equity securities for 2005 includes a $4.5 million gain on the sale of our investment in the common stock of Theravance, which we recorded in our consolidated statement of operations in April 2005 and for which there was no comparable amount in 2004. A $2.9 million impairment charge was recorded in 2004 in connection with our investment in MacroGenics for which there is no comparable amount in 2005.

        In January 2006, we sold our entire investment of 2.1 million shares in the common stock of BioMarin for net cash proceeds of $24.4 million and recorded a realized gain of $6.5 million in connection with this sale in the first quarter of 2006.

Investment Income

        Our investment income increased 30% to $31.4 million for 2005, as compared to 2004, primarily due to an increase in the average portfolio yield. This increase was offset, in part, by lower average cash and investment balances in interest-bearing accounts and an increase in the realized losses on our U.S. investment portfolio.

Interest Expense

        Our interest expense decreased 49% to $19.6 million for 2005, as compared to 2004, primarily due to $17.9 million of interest expense and charges related to the redemption of our $575.0 million in principal of 3% convertible subordinated debentures for cash in June 2004 for which there are no similar amounts in the same period of 2005, including $8.3 million of interest expense, a charge of $4.3 million for the premium paid upon redemption and a charge of $5.3 million to write off the unamortized debt fees associated with these debentures. This decrease was offset, in part, by $0.5 million of additional interest expense for 2005 related to the $350.0 million in principal drawn under our revolving credit facility to fund the acquisition of Bone Care.

2004 As Compared to 2003

Equity in Income (Loss) of Equity Method Investments

        Our equity in income (loss) of equity method investments decreased 7% to $15.6 million in 2004, as compared to $16.7 million in 2003. The largest component of our equity in income (loss) of equity method investments was net losses from our joint venture with BioMarin, which decreased 36% to $9.7 million primarily due to increased sales of Aldurazyme, which was launched in the U.S. in April 2003 and in Europe in June 2003. This decrease is partially offset by a $2.5 million increase in equity in income (loss) of equity method investments due to the net losses from our newly created joint venture, MG Biotherapeutics LLC, which we entered into with Medtronic, Inc. in June 2004.

Minority Interest

        Our consolidated balance sheet as of December 31, 2004 includes assets related to Dyax-Genzyme LLC, which are not significant, and substantially all of which are included in other current assets. We have recorded Dyax's portion of this joint venture's losses as minority interest in our consolidated statements of operations. The results of Excigen are not significant.

Loss on Investment in Equity Securities

        In September 2004, we recorded a $2.9 million impairment charge in connection with our investment in MacroGenics and in June 2003, we recorded a $3.6 million impairment charge in connection with our investment in the common stock of ABIOMED because we considered the decline in value of these investments to be other than temporary. Given the significance and duration of the decline, as of September 30, 2004, with respect to our investment in MacroGenics, and as of June 30, 2003, with respect to our investment in ABIOMED, we concluded that it was unclear over what period the recovery of the stock price for these investments would take place, and, accordingly, that any evidence suggesting that the investments would recover to at least our historical cost was not sufficient to overcome the presumption that the current market price was the best indicator of the value of these investments.

        At December 31, 2004, our stockholders' equity includes $56.0 million of unrealized gains and $4.6 million of unrealized losses related to our investments in strategic equity securities. The unrealized losses are related to our investment in the common stock of BioMarin. The price of BioMarin common stock remained below cost for a portion of 2004. However, in the three months ended December 31, 2004, the stock price began to recover. As a result, we believed the unrealized losses related to our investment in BioMarin common stock at December 31, 2004 were temporary.

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

        The increases were offset, in part, by:

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

Provision for Income Taxes

	2005	2004	2003	05/04 Increase/ (Decrease) % Change	04/03 Increase/ (Decrease) % Change
	(Amounts in thousands, except percentage data)
Provision for income taxes	$(187,430)	$(141,169)	$(72,647)	33%	94%
Effective tax rate	30%	62%	1,437%

        Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	For the Years Ended December 31,
	2005	2004	2003
Tax provision at U.S. statutory rate	35.0%	35.0%	35.0%
State taxes, net	1.6	2.8	114.0
Extra-territorial income	(2.8)	(7.1)	(221.0)
Domestic manufacturing deduction	(1.2)	—	—
Goodwill impairment	—	—	711.7
Charges for purchased research and development	1.2	39.1	1,094.0
Benefit of tax credits	(4.1)	(4.7)	(343.3)
Foreign rate differential	0.1	(4.4)	(13.4)
Other	—	1.3	60.1

Effective tax rate	29.8%	62.0%	1,437.1%

        Our effective tax rates for 2005, 2004 and 2003 varied from the U.S. statutory rate as a result of:

  •
  our provision for state income taxes;

  •
  the tax benefits from export sales;

  •
  the tax benefits from domestic production activities;

  •
  the impact of the write off of nondeductible goodwill in 2003;

  •
  benefits related to tax credits; and

  •
  the foreign rate differential.

        Our effective tax rate in each period was impacted by non-deductible charges for IPR&D of:

  •
  $22.2 million in 2005, of which $9.5 million was recorded in the first quarter of 2005 in connection with our acquisition of Verigen and $12.7 million was recorded in the third quarter of 2005 related to our acquisition of Bone Care;

  •
  $254.5 million in 2004, all of which was recorded in December 2004 in connection with our acquisition of ILEX Oncology; and

  •
  $158.0 million in 2003, all of which was recorded in September 2003 in connection with our acquisition of SangStat.

        In addition, our overall tax rate has changed significantly due to fluctuations in our income before taxes, which was $628.9 million in 2005, $227.7 million in 2004 and $5.1 million in 2003.

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

        We record liabilities for income tax contingencies based on our best estimate of the underlying exposures. We are currently under IRS audits for tax years 1996 to 1999, 2002 to 2003 and in certain state and foreign jurisdictions. We believe that we have provided sufficiently for all audit exposures and assessments. Settlement of these audits or the expiration of the statute of limitations on the assessment of income taxes for any tax year may result in an increase or reduction of future tax provisions. Any such tax or tax benefit would be recorded upon final resolution of the audits or expiration of the applicable statute of limitations. We believe the settlement of these tax disputes may have a material effect on our financial statements.

Research and Development Programs

        Our research and development programs are focused on the areas of medicine where we market commercial products, namely rare inherited disorders, kidney disease, transplant and immune diseases, orthopaedics and oncology. We also conduct research in cardiovascular disease, diagnostic testing and other areas of unmet medical needs. Before we can commercialize our development-stage products, we will need to:

  •
  conduct substantial research and development;

  •
  undertake pre-clinical and clinical testing;

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

        Below is a brief description of our significant research and development programs:

Program	Program Description or Indication	Development Status at December 31, 2005	Year of Expected Product Launch
Sevelamer carbonate	Next-generation phosphate binder	Completed enrollment in trial for hemodialysis patients in 2005. Enrollment for patients with CKD not yet on hemodialysis began in January 2006. Began open-label study to compare powder to tablet formulation in patients with end-stage renal disease. Anticipate commencement of trial for powder formulation to allow once daily dosing in 2006	2008
Tolevamer(1)	C. difficile associated diarrhea	Phase 2 trials completed in 2004; enrollment of patients in a Phase 3 trial ongoing.	2008
Fabrazyme	Fabry disease	Marketed in the E.U. since 2001, the U.S. since 2003, and Japan since 2004; marketing approval received in 44 countries and commercial sales in 31 countries; several post-marketing commitments ongoing	Product was launched in 2001
Aldurazyme	MPS I	Marketed in the U.S. and the E.U. since 2003; marketing approval received in 37 countries and commercial sales in 30 countries; several post-marketing commitments ongoing	Product was launched in 2003
Myozyme	Pompe disease	Two phase 3 trials in patients younger than 3 years old completed; submitted MAA for marketing approval in E.U. in late 2004 and BLA for marketing approval in U.S. in mid-2005; initiated a pivotal study in late onset disease in 2005; expect commercial launch in U.S. and E.U. in the second quarter of 2006	2006
TGF-beta antagonists	I.P.F.	Phase 1-2 trial commenced in 2005; Preliminary results anticipated in 2006. We record 55% of the research and development costs incurred under our collaboration with CAT	2011

Viscosupplementation for osteoarthritis(2)	Viscosupplementation products to treat osteoarthritis of the knee, hip and other joints
		Completed enrollment in a Phase 3 trial in the U.S. for Synvisc in the hip, an indication already approved in the E.U. and Canada; anticipate filing for marketing approval for Synvisc in the hip in the U.S. in late 2006; completed Phase 3 trials in E.U. for Synvisc in the shoulder and ankle; anticipate launching Synvisc for those indications in Europe in the 1st half of 2007; clinical development of Synvisc II ongoing; anticipate launching Synvisc II in 2007	2007 through 2008
Sepra products(2)	Next stage products to prevent surgical adhesions for various indications	Preclinical; currently working on preventing adhesions following various surgical procedures and the development of a new anti-adhesion product	2008 through 2010
Campath(3)	B-cell chronic lymphocytic leukemia, non-Hodgkins lymphoma and multiple sclerosis
		Phase 3 clinical trial in earlier-line CLL ongoing; Phase 1-2 clinical trial in NHL ongoing; dosing to resume in Phase 2 clinical trial in MS in first half of 2006; Phase 3 clinical trial in MS expected to begin in second half of 2006	2007 through 2010
Clolar(3)	Pediatric and adult leukemias and solid tumors	Phase 2 trial in pediatric acute leukemias fully enrolled; Phase 1-2 trial in adult hematologic cancers ongoing; Phase 1 trial in solid tumors ongoing	2007 through 2010
Tasidotin(3)	Solid tumors	Phase 2 clinical trial ongoing	2009
DENSPM(1)	Liver cancer	Phase 1-2 clinical trial ongoing	2011
HIF-1a	Angiogenic gene therapy toand treat coronary and peripheral artery disease	Phase 2 clinical trial ongoing	2013
Cardiac cell therapy product	Tissue regeneration to treat congestive heart failure	Phase 2 clinical trial terminated.	2013

(1)
Program acquired in connection with the December 2000 acquisition of GelTex.

(2)
Program acquired in connection with the December 2000 acquisition of Biomatrix.

(3)
Program acquired in connection with the December 2004 acquisition of ILEX Oncology.

        The aggregate actual and estimated research and development expense for the programs described above is as follows (amounts in millions):

Costs incurred for the year ended December 31, 2004	$165.4
Costs incurred for the year ended December 31, 2005	$205.0
Cumulative costs incurred as of December 31, 2005	$856.7
Estimated costs to complete as of December 31, 2005	$800 to $990

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

Liquidity and Capital Resources

        We continue to generate cash from operations. At December 31, 2005 and 2004, we had cash, cash equivalents and short- and long-term investments of $1.1 billion.

        The following is a summary of our statements of cash flows for 2005 and 2004.

Cash Flows from Operating Activities

        Cash flows from operating activities are as follows (amounts in thousands):

	2005	2004
Cash flows from operating activities:
Net cash provided by operating activities before tax benefit from employee stock options and working capital changes	$766,563	$628,094
Tax benefit from employee stock options	102,561	49,974
Decrease in cash from working capital changes (excluding impact of acquired assets and assumed liabilities)	(137,347)	(100,556)

Cash flows from operating activities	$731,777	$577,512

        Cash provided by operating activities increased $154.3 million, or 27%, for 2005, as compared to 2004, primarily due to strong earnings. In addition, the tax benefit from employee stock options increased $52.6 million, or 105%, for 2005, as compared to 2004.

        Cash flows from operating activities increased $189.7 million, or 49%, for 2004, as compared to 2003, primarily due to growth in earnings, adjusted for non-cash items (including depreciation, amortization, charges for purchase of IPR&D, deferred income taxes and impairment charges), which increased $198.3 million, or 41%, to $678.1 million for 2004, as compared to 2003. This increase was offset, in part, by a $8.6 million net increase in cash used to fund working capital changes primarily due to a $111.3 million increase in accounts receivable and a $13.9 million decrease in accounts payable and accrued expenses, offset in part, by a $18.8 million decrease in inventory and a $5.9 million decrease in prepaid expenses and other current assets.

Cash Flows from Investing Activities

        Cash flows from investing activities are as follows (amounts in thousands):

	2005	2004
Cash flows from investing activities:
Net sales (purchases) of investments, including investments in equity securities	$(132,038)	$318,453
Purchases of property, plant and equipment	(192,461)	(187,400)
Distributions from (investments in) equity method investments	3,000	(24,107)
Acquisitions, net of acquired cash	(703,074)	(152,377)
Acquisition of sales and marketing rights	(172,092)	—
Other investing activities	5,682	(265)

Cash flows from investing activities	$(1,190,983)	$(45,696)

        In 2005, net purchases of investments, including investments in equity securities, acquisitions and capital expenditures accounted for significant cash outlays for investing activities. In 2005, we used:

  •
  $703.1 million in cash for the acquisitions of Bone Care, Equal Diagnostics, Verigen and gene therapy assets of Avigen, net of acquired cash;

  •
  $192.5 million in cash to fund the purchase of property, plant and equipment, primarily related to the ongoing expansion of our manufacturing capacity in the Republic of Ireland, the United Kingdom, Belgium and the United States;

  •
  $172.1 million in cash for our reacquisition of the Synvisc sales and marketing rights from Wyeth; and

  •
  $132.0 million in cash for net purchases of investments, including equity investments.

These decreases were offset in part by a $3.0 million cash distribution from our joint venture with BioMarin.

        In 2004, net sales of investments, including investments in equity securities, provided $318.5 million in cash. For the same period, acquisitions and capital expenditures accounted for significant cash outlays. In 2004, we used:

  •
  $187.4 million in cash to fund purchases of property, plant and equipment, primarily related to the ongoing expansion of our manufacturing capacity in Ireland, the United Kingdom, Belgium and the United States, ongoing tenant improvements at our corporate headquarters facility in Cambridge, Massachusetts and expenditures related to other manufacturing expansions and relocations; and

  •
  $152.4 million in cash for acquisitions, including $47.5 million to acquire substantially all of the assets of Alfigen in February 2004 and $215.3 million to acquire certain of the pathology/oncology testing assets of IMPATH in May 2004, offset in part by $110.4 million of net cash acquired in connection with our acquisition of ILEX Oncology in December 2004.

Cash Flows from Financing Activities

        Our cash flows from financing activities are as follows (amounts in thousands):

	2005	2004
Cash flows from financing activities:
Proceeds from issuance of common stock	$354,708	$140,311
Proceeds from draw on credit facility	350,000	135,000
Payment of debt and capital lease obligations	(478,770)	(650,818)
Bank overdraft	17,951	15,434
Minority interest payable	11,423	5,424
Other financing activities	3,261	922

Cash flows from financing activities	$258,573	$(353,727)

        In 2005, financing activities generated $258.6 million of cash, primarily due to $350.0 million of proceeds drawn under our revolving credit facility that matures in 2006 and $354.7 million of proceeds from the issuance of common stock under our stock plans, offset in part by $478.8 million in cash utilized to repay debt including $350.0 million drawn under our revolving credit facility and capital lease obligations.

        In 2004, financing activities used $353.7 million of cash primarily due to $650.8 million of cash utilized to repay debt and capital lease obligations, including:

  •
  $575.0 million of cash used to redeem our 3% convertible subordinated debentures in June 2004;

  •
  $35.0 million of cash used to repay a portion of the principal balance drawn under our revolving credit facility;

  •
  $20.0 million to repay a note payable assumed in December 2004 in connection with our acquisition of ILEX Oncology; and

  •
  $11.3 million to repay a 6.5% convertible note and $5.0 million to repay other notes payable assumed in September 2003 in connection with our acquisition of SangStat.

        This decrease was offset, in part, by $140.3 million of proceeds from the issuance of stock under our stock plans and $135.0 million drawn under our revolving credit facility that matures in December 2006.

Revolving Credit Facility

        In December 2003, we entered into a three year $350.0 million revolving credit facility, maturing in December 2006. As of December 31, 2004, $100.0 million in principal remained outstanding under this facility. In January 2005, we repaid the entire $100.0 million in principal outstanding under the credit facility. In June 2005, we drew down $350.0 million under this facility, to finance a portion of the cash consideration for the acquisition of Bone Care. In August 2005, we repaid $290.0 million in principal and in September 2005, we repaid the remaining $60.0 million in principal drawn under our revolving credit facility. As of December 31, 2005, no amounts remained outstanding under our revolving credit facility. Borrowings under this credit facility bear interest at LIBOR plus an applicable margin. The terms of our revolving credit facility include various covenants, including financial covenants that require us to meet minimum liquidity and interest coverage ratios and to meet maximum leverage ratios. We currently are in compliance with these covenants. We intend to replace this facility before it matures in December 2006

Capital Lease

        We had a capital lease obligation related to our administrative offices in Waltham, Massachusetts that required us to make interest-only lease payments of approximately $2 million per year through October 31, 2005, the end of the lease term. On October 31, 2005, we exercised our option to purchase the building and improvements for a purchase price equal to the total amount funded by the lessor of $25.0 million, plus $0.5 million of accrued interest and an insignificant amount of other closing costs.

3% Convertible Subordinated Debentures

        On June 1, 2004, we redeemed our outstanding 3% convertible subordinated debentures for $580.1 million, including $575 million of principal, $4.3 million of premium and $0.8 million of accrued interest. In connection with the redemption, we also recorded a non-cash charge of $5.3 million to interest expense in our consolidated statements of operations in June 2004 to write off the unamortized debt fees incurred with the original issuance of these debentures.

Contractual Obligations

        As of December 31, 2005, we had committed to make the following payments under contractual obligations (amounts in millions):

	Payments Due by Period
Contractual Obligations
	Total	2006	2007	2008		2009	2010	After 2010
Long-term debt obligations (1)	$699.9	$1.2	$0.7	$691.0	(1)	$1.1	$1.1	$4.8
Capital lease obligations (1)	210.7	15.4	15.5	15.4		15.4	15.4	133.6
Operating leases (1)	299.2	48.2	39.1	34.9		26.8	22.0	128.2
Contingent payments (2)	—	—	—	—		—	—	—
Interest obligations (3)	26.5	8.9	8.9	8.1		0.2	0.1	0.3
Defined pension benefit plans payments	14.6	1.0	1.1	1.1		1.2	1.3	8.9
Unconditional purchase obligations	14.3	3.9	3.6	3.6		3.2	—	—
Capital commitments (4)	575.4	317.3	174.7	72.7		10.7	—	—
Research and development agreements (5)	199.4	60.3	29.3	29.3		29.3	17.1	34.1

Total contractual obligations	$2,040.0	$456.2	$272.9	$856.1		$87.9	$57.0	$309.9

(1)
See Note M., "Long-term Debt and Leases" to our consolidated financial statements for additional information on long-term debt and lease obligations.

(2)
From time to time, as a result of mergers and acquisitions, we may enter into agreements under which we may be obligated to make contingent payments upon the occurrence of certain events, and/or royalties on sales of acquired products or distribution rights. The actual amounts for and the timing of contingent payments may depend on numerous factors outside of our control, including the success of our preclinical and clinical development efforts with respect to the products being developed under these agreements, the content and timing of decisions made by the United States Patent and Trademark Office, or USPTO, the FDA and other regulatory authorities, the existence and scope of third party intellectual property, the reimbursement and competitive landscape around these products, the volume of sales or gross margin of a product in a specified territory and other factors described under the heading "Factors Affecting Future Operating Results" below. Because we cannot predict with certainty the amount or specific timing of contingent payments, we have not included any amounts for contingent payments in our contractual obligations table. See Note C., "Mergers and Acquisitions" to our consolidated financial statements for additional information on contingent payments resulting from our acquisitions of Verigen, Equal Diagnostics and the sales and marketing rights to Synvisc from Wyeth.

(3)
Represents interest payment obligations related to our 1.25% convertible senior notes due December 2023 and the promissory notes to three former shareholders of Equal Diagnostics.

(4)
Consists of contractual commitments to vendors that we have entered into as of December 31, 2005 for construction on our outstanding capital projects. Our estimated cost of completion for assets under construction as of December 31, 2005 is $575.4 million, as follows (amounts in millions):

Location	Cost to Complete at December 31, 2005
Framingham, Massachusetts, U.S.	$98,298
Lyon, France	78,956
Geel, Belgium	77,609
Waterford, Ireland	77,213
Allston, Massachusetts, U.S.	64,025
Haverhill, United Kingdom	42,356
Waltham, Massachusetts, U.S.	22,080
Other	114,835

Total estimated cost to complete	$575,372

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

Financial Position

        We believe that our available cash, investments and cash flows from operations will be sufficient to fund our planned operations and capital requirements for the foreseeable future. Although we currently have substantial cash resources and positive cash flow, we have used or intend to use substantial portions of our available cash and may make additional borrowings under our revolving credit facility for:

  •
  product development and marketing;

  •
  business combinations and other strategic business initiatives;

  •
  expanding existing and constructing new facilities;

  •
  expanding staff; and

  •
  working capital, including satisfaction of our obligations under capital and operating leases.

        Our cash reserves may be further reduced to pay principal and interest on the $690.0 million in principal under our 1.25% convertible senior notes due December 1, 2023. The notes are initially convertible into Genzyme Stock at a conversion price of approximately $71.24 per share. Holders of the notes may require us to repurchase all or any part of the notes for cash, common stock, or a combination, at our option, on December 1, 2008, 2013 or 2018, at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest through the date prior to the date of repurchase. Additionally, upon a change of control, each holder may require us to repurchase for cash, at 100% of the principal amount of the notes plus accrued interest, all or a portion of the holder's notes. On or after December 1, 2008, we may redeem for cash at 100% of the principal amount of the notes plus accrued interest, all or part of the notes that have not been previously converted or repurchased.

        In addition, we have several outstanding legal proceedings. Involvement in investigations and litigation can be expensive and a court may ultimately require that we pay expenses and damages. As a result of legal proceedings, we also may be required to pay fees to a holder of proprietary rights in order to continue certain operations. We have provided you detail on certain pending legal proceedings in the notes to our consolidated financial statements.

        To satisfy these and other commitments, we may have to obtain additional financing. We cannot guarantee that we will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on favorable terms.

Off-Balance Sheet Arrangements

        We do not use special purpose entities or other off-balance sheet financing arrangements. We enter into guarantees in the ordinary course of business related to the guarantee of our own performance and the performance of our subsidiaries. In addition, we have joint ventures and certain other arrangements that are focused on research, development, and the commercialization of products. Entities falling within the scope of FIN 46 are included in our consolidated statements of operations if we qualify as the primary beneficiary. Entities not subject to consolidation under FIN 46 are accounted for under the equity method of accounting if our ownership percent exceeds 20% or if we exercise significant influence over the entity. We account for our portion of the income/losses of these entities in the line item "Equity in income (loss) of equity method investments" in our statements of operations. We also acquire companies in which we agree to pay contingent consideration based on attaining certain thresholds.

Significant Relationships

        The table below describes our significant relationships. This information is taken from questionnaires that our directors and senior executives are asked to complete on an annual basis. We have not undertaken to independently confirm the accuracy of this information.

Entity	Affiliation with Genzyme	Officers & Directors Relationship	Officer & Director Ownership in and Compensation from the Entity
			Stock Shares	Stock Options	2005 Cash Compensation
ABIOMED, Inc.	-Cost method investment	Henri A. Termeer, Genzyme Chairman, President and Chief Executive Officer, is a director of ABIOMED.	29,551	61,000	$25,400
Biogen IDEC Inc.	-Distribution arrangement for Avonex	Mark R. Bamforth, Genzyme officer, is a passive investor in Biogen IDEC Inc.	110	—	—
		C. Ann Merrifield, Genzyme officer, is a passive investor in Biogen IDEC Inc.	1,150	—	—
Dyax Corp.	-Cost method investment -Joint venture partner with Genzyme in Dyax-Genzyme LLC	Henri A. Termeer, Genzyme Chairman, President and Chief Executive Officer, is a former strategic advisory committee member.	2,649	—	—

		Henry E. Blair, Genzyme director and co-founder, is the Chairman and Chief Executive Officer of Dyax(1).	555,320	667,300	—
		Charles L. Cooney, Genzyme director, is a former strategic advisory committee member.	7,857	2,000	—
		Mark R. Bamforth, Genzyme officer, is a passive investor in Dyax.	1,000	—	—
		Peter Wirth, Genzyme officer, is a former strategic advisory committee member.	9,780	—	—
		The wife of Donald E. Pogorzelski, Genzyme officer, is a passive investor in Dyax.	5,000	—	—
Excigen, Inc.	-Collaboration partner	Earl M. Collier, Jr. and James A. Geraghty, both Genzyme officers, are directors of Excigen.	—	—	—
GTC Biotherapeutics, Inc.	-Cost method investment	Henri A. Termeer, Genzyme Chairman, President and Chief Executive Officer is a former director of GTC.	9,500	40,500	—
		Henry E. Blair, Genzyme director and co-founder, is a former director of GTC.	—	29,500	—
		Charles L. Cooney, Genzyme director, is a member of the strategic advisory board for GTC	—	3,000	—
		Mark R. Bamforth, Genzyme officer, is a passive investor in GTC.	2,400	—	—
		James A. Geraghty, Genzyme officer, is a director of GTC.	62,791	179,603	—
		Earl M. Collier, Jr., Genzyme officer, is a passive investor in GTC.	1,000	—	—
		Richard H. Douglas, Genzyme officer, is a passive investor in GTC.	180	—	—
		Peter Wirth, Genzyme officer(2).	—	2,000	—

Medtronic, Inc.	-Joint venture partner with Genzyme in MG Biotherapeutics LLC	Gail K. Boudreaux, Genzyme director, is a passive investor in Medtronic.	67	—	—
		Earl M. Collier, Jr., Genzyme officer, is a passive investor in Medtronic.	1,000	—	—
		Elliott D. Hillback, Genzyme officer, is a passive investor in Medtronic.	2,800	—	—
		Evan M. Lebson, Genzyme officer, is a passive investor in Medtronic (managed investment account).	100	—	—
		Senator Connie Mack III, Genzyme director, is a passive investor in Medtronic.	70	—	—
		Mary McGrane, Genzyme officer, is a passive investor in Medtronic. Husband has IRA (215 shares). Amount of shares owned and income does not include spouse's shares.	110	—	$42
		Donald E. Pogorzelski, Genzyme officer, is a passive investor in Medtronic. 400 shares held jointly with spouse.	500	—	—
		The wife of Donald E. Pogorzelski, Genzyme officer, is a passive investor in Medtronic.	1,000	—	—
MPM BioVentures III, Q.P., L.P.	-Cost method investment -Collaboration partner	MPM had invested in Peptimmune, Inc.	—	—	—
Myosix S.A.	-Consolidated investment -Collaboration partner	Earl M. Collier, Jr. and James A. Geraghty, both Genzyme officers, are directors of Myosix.	—	—	—
Oxford Bioscience Partners IV, L.P.	-Cost method investment	Peter Wirth, Genzyme officer, is a limited partner in the MRNA Fund II, L.P. and has a made a $100,000 capital commitment to the partnership.	—	—	—
		Alison Lawton, Genzyme officer, is a limited partner and has made a $50,000 capital commitment to the partnership.	—	—	—

Peptimmune, Inc.	-Equity method investment -Service agreements	Robert J. Carpenter, Genzyme director, is the Executive Chairman of Peptimmune.	595,238 2,018,750	* **	31,250 —	$75,000 —
		* Series B preferred stock. ** Common stock.
Therapeutic Human Polyclonals, Inc.	-Equity method investment	James A. Geraghty, Genzyme officer, is a director of THP.	—		—	—
ViaCell, Inc.	-Cost method investment -Research agreement	Donald E. Pogorzelski, Genzyme officer, is a passive investor in ViaCell.	2,950		—	—
Wyeth Laboratories, Inc.	-Distribution arrangement for Synvisc through 2004	Gail K. Boudreaux, Genzyme director, is a passive investor in Wyeth.	80		—	—
		Zoltan A. Csimma, Genzyme officer, is a former employee of Wyeth. His spouse is a current employee of Wyeth. Totals exclude options and compensation of spouse.	1,442		60,000	—

(1)
Mr. Blair's 2005 compensation from Dyax can be found in Dyax's 2006 proxy statement.

(2)
Mr. Wirth received these stock options in 1998 when Genzyme was affiliated with GTC.

Recent Accounting Pronouncements

        SFAS No. 123R, "Share-Based Payment, an amendment of FASB Statement Nos. 123 and 95."    In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment, an amendment of FASB Statement Nos. 123 and 95," which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," or SFAS 123, and supersedes Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," or APB 25. SFAS No. 123R will require all share-based payments to employees, including grants of employee stock options, to be recognized in the statements of operations based on their fair values. SFAS No. 123R allows alternative methods for determining the fair value of share based payments to employees and alternative methods of implementation. In April 2005, the SEC issued a rule that allows companies to implement SFAS No. 123R at the beginning of the next fiscal year, instead of the next reporting period, that begins after June 15, 2005. We have adopted SFAS No. 123R using the modified prospective basis effective January 1, 2006. Our adoption of SFAS No. 123R is expected to result in compensation expense that will reduce diluted net income per share. However, our estimate of future stock-based compensation expense is affected by our stock price, the number of stock-based awards we may grant in 2006, as well as a number of complex and subjective valuation assumptions and the related tax impact.

        SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4."    In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of Accounting Research Bulletin, or ARB, No. 43, Chapter 4." SFAS No. 151, which clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current period charges in all circumstances. We have adopted SFAS No. 151 effective January 1, 2006. We do not believe that the adoption of SFAS No. 151 will have a material impact on our financial position or results of operations.

        SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3."    In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 applies to all voluntary changes in accounting for and reporting of changes in accounting principles and requires retrospective application to prior periods' financial statements of a voluntary change in accounting principles unless it is not practical to do so. APB Opinion No. 20, "Accounting Changes," previously required that most voluntary changes in accounting principles be recognized by including in net income (loss) of the period of the change, the cumulative effect of changing to the new accounting principle. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We have adopted SFAS No. 154 effective January 1, 2006. We do not expect the adoption of SFAS No. 154 to have a material impact on our financial position or results of operations.

        FIN 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No, 143."    In March 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143." A conditional asset retirement obligation refers to a legal obligation to retire assets where the timing and/or method of settlement are conditioned on future events. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. We adopted the provisions of FIN 47 in 2005. The adoption of this Interpretation did not have a material impact on our consolidated financial position, results of operations or cash flows.

        FASB Staff Position Nos. FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments."    In November 2005, the FASB issued FSP Nos. FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." FSP Nos. 115-1 and FAS 124-1 address the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment. The FSPs also include accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in the FSPs clarify SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," SFAS No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations," and APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." We have reviewed the guidance of FSP Nos. FAS 115-1 and FAS 124-1 and have determined that our practices are consistent with the FSPs; therefore, we do not expect the adoption of the FSPs on January 1, 2006 to have any impact on our consolidated financial statements.

Market Risk

        We are exposed to potential loss from exposure to market risks represented principally by changes in equity prices, interest rates and foreign exchange rates. At December 31, 2005, we held various derivative contracts in the form of foreign exchange forward contracts. The derivatives contain no leverage or option features. We also held a number of other financial instruments, including investments in marketable securities, and have issued various debt securities.

Equity Price Risk

        We hold investments in a limited number of U.S. and European equity securities. We estimated the potential loss in fair value due to a 10% decrease in equity prices of each security held at December 31, 2005 to be $11.6 million. This estimate assumes no change in foreign exchange rates from quarter-end spot rates and excludes any potential risk associated with securities that do not have readily determinable market value.

Interest Rate Risk

        We are exposed to potential loss due to changes in interest rates. The principal interest rate exposure is to changes in U.S. interest rates. Instruments with interest rate risk include short- and long-term investments in fixed income securities. Other exposures to interest rate risk include fixed rate convertible debt and fixed rate debt. To estimate the potential loss due to changes in interest rates, we performed a sensitivity analysis using the instantaneous adverse change in interest rates of 100 basis points across the yield curve.

        We used the following assumptions in preparing the sensitivity analysis for our convertible bonds:

  •
  convertible notes that are "in-the-money" at year end are considered equity securities and are excluded;

  •
  convertible notes that are "out-of-the-money" at year end are analyzed by taking into account both fixed income and equity components; and

  •
  notes will mature on the first available date.

        On this basis, we estimate the potential loss in fair value that would result from a hypothetical 1% (100 basis point) increase in interest rates to be $5.2 million as of December 31, 2005, as compared to $17.6 million as of December 31, 2004. The decrease is primarily due to decreases in interest rate sensitivity on our fixed income investment portfolio, our $690.0 million in principal of 1.25% convertible notes, and the capital lease for our corporate headquarters in Cambridge, Massachusetts, which has a remaining principal balance of $121.3 million at December 31, 2005.

Foreign Exchange Risk

        As a result of our worldwide operations, we may face exposure to adverse movements in foreign currency exchange rates, primarily to the Euro, British pound and Japanese yen. These exposures are reflected in market risk sensitive instruments, including foreign currency receivables and payables, foreign exchange forward contracts and foreign equity holdings.

        As of December 31, 2005, we estimate the potential loss in fair value of our foreign currency contracts that would result from a hypothetical 10% adverse change in exchange rates to be $2.9 million, as compared to $2.6 million as of December 31, 2004. For the first three quarters of 2005, we had approximately $100 million of foreign exchange hedge contracts in place on long-term intercompany loans. These contracts expired in November 2005.

Factors Affecting Future Operating Results

        Our future operating results could differ materially from the results described in this report due to the risks and uncertainties related to our business, including those discussed below.

Our financial results are highly dependent on sales of Cerezyme.

        We generate a significant portion of our revenue from sales of Cerezyme, our enzyme-replacement product for patients with Gaucher disease. Sales of Cerezyme totaled $932.3 million for the year ended December 31, 2005, representing approximately 34% of our consolidated total revenue for the year. Because our business is highly dependent on Cerezyme, negative trends in revenue from this product could have a significant adverse effect on our operations and cause the value of our securities to decline substantially. We will lose revenue if alternative treatments gain commercial acceptance, if our marketing activities are restricted, or if reimbursement is limited. In addition, the patient population with Gaucher disease is not large. Because a significant percentage of that population already uses Cerezyme, opportunities for future sales growth are constrained. Furthermore, changes in the methods for treating patients with Gaucher disease, including treatment protocols that combine Cerezyme with other therapeutic products or reduce the amount of Cerezyme prescribed, could limit growth, or result in a decline, in Cerezyme sales.

If we fail to increase sales of several products and services, we will not meet our financial goals.

        Over the next few years, our success will depend substantially on our ability to increase revenue from many different products and services. The products and services include Cerezyme, Fabrazyme, Aldurazyme, Renagel, Hectorol, Synvisc, Thymoglobulin, Thyrogen, Clolar, Campath and diagnostic testing services. Our ability to increase sales will depend on a number of factors, including:

  •
  acceptance by the medical community of each product or service;

  •
  the availability of competing treatments that are deemed more efficacious, more convenient to use, or more cost effective;

  •
  our ability, and the ability of our collaborators, to efficiently manufacture sufficient quantities of each product to meet demand and to do so in a cost efficient manner;

  •
  regulation by the U.S. Food and Drug Administration, commonly referred to as the FDA, and the EMEA and other regulatory authorities;

  •
  the scope of the labeling approved by regulatory authorities for each product and competitive products;

  •
  the effectiveness of our sales force;

  •
  the extent of coverage, pricing and level of reimbursement from governmental agencies and third party payors; and

  •
  the size of the patient population for each product or service.

        Part of our growth strategy involves conducting additional clinical trials to support approval of expanded uses of some of our products and pursuing marketing approval for our products in new jurisdictions. For example, we are seeking marketing approval for the use of Synvisc to treat pain associated with osteoarthritis of the hip in the United States and the shoulder and ankle in the European Union. The success of this component of our growth strategy will depend on the content and timing of our submissions to regulatory authorities and whether and when those authorities determine to grant approvals.

        Because the healthcare industry is extremely competitive and regulatory requirements are rigorous, we spend substantial funds marketing our products and attempting to expand approved uses for them. These expenditures depress near-term profitability, with no assurance that the expenditures will generate future profits that justify the expenditures.

Our future success will depend on our ability to effectively develop and market our products and services against those of our competitors.

        The human healthcare products and services industry is extremely competitive. Other organizations, including pharmaceutical, biotechnology, device and diagnostic testing companies, have developed and are developing products and services to compete with our products, services, and product candidates. If healthcare providers, patients or payors prefer these competitive products or services or these competitive products or services have superior safety, efficacy, pricing or reimbursement characteristics, we will have difficulty maintaining or increasing the sales of our products and services.

        UCB S.A. has developed Zavesca®, a small molecule drug candidate for the treatment of Gaucher disease, the disease addressed by Cerezyme. Zavesca has been approved in the United States, European Union and Israel as an oral therapy for use in patients with mild to moderate Type 1 Gaucher disease for whom enzyme replacement is unsuitable. In addition, Shire Pharmaceuticals Group plc, or Shire, is conducting a phase 1/2 clinical trial for its gene-activated glucocerebrosidase program, also to treat Gaucher disease. We are also aware of other development efforts aimed at treating Gaucher disease.

        Two other products are approved in the United States for the control of elevated phosphorus levels in patients with chronic kidney failure and on hemodialysis. Nabi Biopharmaceuticals markets PhosLo®, a calcium-based phosphate binder, and Shire markets Fosrenol®, a non-calcium based phosphate binder. Nabi Biopharmaceuticals has filed for marketing approval of PhosLo in the European Union. Shire has received marketing approval for Fosrenol in certain European countries and has filed for approval in additional European countries and Canada. Renagel also competes with over-the-counter calcium carbonate products such as TUMS®.

        Both the oral and the intravenous formulations of Hectorol face competition. Abbott Laboratories markets intravenous Calcijex® and intravenous Zemplar® in the United States and Europe. More recently it has begun marketing an oral formulation of Zemplar in the United States. Hectorol faces competition from several other vitamin D hormone therapies used to treat hyperparathyroidism and hyperproliferative diseases as well.

        Outside the United States, Shire is marketing Replagal™, a competitive enzyme replacement therapy for Fabry disease which is the disease addressed by Fabrazyme. In addition, while Fabrazyme has received orphan drug designation, which provides us with seven years of market exclusivity for the product in the United States, other companies may seek to overcome our market exclusivity and, if successful, compete with Fabrazyme in the United States.

        Several companies market products that, like Thymoglobulin and Lymphoglobuline, are used for the prevention and treatment of acute rejection in renal transplant. These products include Novartis' Simulect®, Pfizer Inc.'s ATGAM®, Ortho Biotech's Orthoclone OKT®3, Fresenius Biotech GmbH's ATG-Fresenius S® and the Roche Group's Zenapax®. Competition in the acute transplant rejection market largely is driven by product efficacy due to the potential loss of transplanted organs as the result of an acute organ rejection episode.

        Current competition for Synvisc includes Supartz, a product manufactured by Seikagaku Kogyo that is sold in the United States by Smith & Nephew Orthopaedics and in Japan by Kaken Pharmaceutical Co. under the name Artz®; Hyalgan®, produced by Fidia Farmaceutici S.p.A. and marketed in the United States by Sanofi-Aventis; Orthovisc®, produced by Anika Therapeutics, Inc., marketed in the United States by Johnson & Johnson and marketed outside the United States through distributors; Euflexxa™, a product manufactured and sold by Ferring Pharmaceuticals and marketed in the United States and Europe; and Durolane®, manufactured and distributed outside the United States by Q-Med AB. Durolane and Euflexxa, the most recently approved products in Europe and the United States, respectively, are produced by bacterial fermentation, as opposed to Synvisc, which is avian-sourced. In addition, the treatment protocol for Durolane is a single injection, as compared to Synvisc's three injection regimen (although it offers a shorter duration of pain relief). Production via bacterial fermentation and treatment with a reduced number of injections may represent competitive advantages for these products. We are aware of various viscosupplementation products on the market or in development, but are unaware of any products that have physical properties of viscosity, elasticity or molecular weight comparable to those of Synvisc. Furthermore, several companies market products that are not viscosupplementation products but which are designed to relieve the pain associated with osteoarthritis. Synvisc will have difficulty competing with any of these products to the extent the competitive products are considered more efficacious, less burdensome to administer or more cost-effective.

        The examples above are illustrative. Almost all of our products and services face competition. Furthermore, the field of biotechnology is characterized by significant and rapid technological change. Discoveries by others may make our products or services obsolete. For example, competitors may develop approaches to treating lysosomal storage disorders (LSDs) that are more effective or less expensive than our products and product candidates. Because a significant portion of our revenue is derived from products that address this class of diseases and a substantial portion of our expenditures is devoted to developing new therapies for this class of diseases, such a development would have a material negative impact on our operations. Furthermore, our recent acquisitions of ILEX Oncology and certain of the pathology/oncology testing assets of IMPATH, reflect our commitment to the oncology area. Many pharmaceutical and biotechnology companies are pursuing programs in this area, and these organizations may develop approaches that are superior to ours.

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

  •
  reducing existing reimbursement rates for commercialized products and services;

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

        Attempts by third party payors to reduce costs in any of these ways could decrease demand for our products. In addition, in certain countries, including countries in the European Union and Canada, the coverage of prescription drugs, the pricing, and the level of reimbursement are subject to governmental control. Therefore, we may be unable to negotiate coverage, pricing and/or reimbursement on terms that are favorable to us. Government health administration authorities may also rely on analyses of the cost-effectiveness of certain therapeutic products in determining whether to provide reimbursement for such products. Our ability to obtain satisfactory pricing and reimbursement may depend in part on whether our products, the cost of some of which are high in comparison to other therapeutic products, are viewed as cost-effective.

        Furthermore, governmental regulatory bodies, such as the Centers for Medicare and Medicaid Services (CMS), may from time-to-time also attempt to make unilateral changes to reimbursement rates for our products and services. These changes could reduce our revenues by causing healthcare providers to be less willing to use our products and services. Although we actively seek to assure that any initiatives that are undertaken by regulatory agencies involving reimbursement do not have an adverse impact on us, we may not always be successful in these efforts. For example, in November 2005, CMS announced it intended to implement a change to the billing code for viscosupplement products that would have provided Medicare reimbursement for Synvisc at a rate that was lower than the price healthcare providers were paying for the product. If the CMS billing code change had been implemented, our Synvisc revenues would have been adversely affected because healthcare providers would have been less willing to use Synvisc. Although CMS decided not to implement this change for 2006, we cannot determine whether there will be similar or different changes to reimbursement codes implemented in the future.

The development of new biotechnology products involves a lengthy and complex process, and we may be unable to commercialize any of the products we are currently developing.

        We have multiple products under development and devote considerable resources to research and development, including clinical trials. For example, we have devoted substantial time and financial resources to developing Myozyme, an enzyme replacement therapy intended to treat Pompe disease, and we are spending considerable resources attempting to develop new treatments for Gaucher disease.

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

  •
  patients exhibiting adverse reactions to the product candidate or indications of other safety concerns;

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

        Few research and development projects result in commercial products, and success in preclinical studies or early clinical trials often is not replicated in later studies. We may decide to abandon development of a product or service candidate at any time or we may be required to expend considerable resources repeating clinical trials or conducting additional trials, either of which would increase costs of development and delay any revenue from those product candidates.

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

        Professional societies, practice management groups, private health/science foundations, and organizations involved in various diseases may publish guidelines or recommendations to the health care and patient communities from time to time. Recommendations of government agencies or these other groups/organizations may relate to such matters as usage, dosage, route of administration, cost-effectiveness, and use of related therapies. Organizations like these have in the past made recommendations about our products and products of our competitors. Recommendations or guidelines that are followed by patients and health care providers could result in decreased use of our products. In addition, the perception by the investment community or shareholders that recommendations or guidelines will result in decreased use of our products could adversely affect prevailing market price for our common stock. Our success also depends on our ability to educate patients and healthcare providers about our products and their uses. If these education efforts are not effective, then we may not be able to increase the sales of our existing products or successfully introduce new products to the market.

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

        We produce relatively small amounts of material for research and development activities and pre-clinical trials. Even if a product candidate receives all necessary approvals for commercialization, we may not be able to successfully scale up production of the product material at a reasonable cost or at all.

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

        Our operating results and financial position also may be impacted when we attempt to grow through business combination transactions. We may encounter problems assimilating operations acquired in these transactions. Business combination transactions often entail the assumption of unknown liabilities, the loss of key employees, and the diversion of management attention. Furthermore, in any business combination, including our acquisitions of ILEX Oncology and Bone Care, there is a substantial risk that we will fail to realize the benefits we anticipate when we decide to undertake the transaction. We have in the past taken significant charges for impairment of goodwill and for impaired assets acquired in business combination transactions. We may be required to take similar charges in the future.

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

        In addition, we may only be able to produce certain of our products at a very limited number of facilities and, in some cases, we rely on third parties to formulate and manufacture our products. For example, we manufacture all of our Cerezyme and a portion of our Fabrazyme products at our facility in Allston, Massachusetts. A number of factors could cause production interruptions at our facilities or the facilities of our third party providers, including equipment malfunctions, labor problems, natural disasters, power outages, terrorist activities, or disruptions in the operations of our suppliers.

        Manufacturing is also subject to extensive government regulation. Regulatory authorities must approve the facilities in which human healthcare products are produced. Any third party we use to manufacture, fill-finish or package our products to be sold must also be licensed by the applicable regulatory authorities. As a result, alternative third party providers may not be readily available on a timely basis. In addition, facilities are subject to ongoing inspections and minor changes in manufacturing processes may require additional regulatory approvals, either of which could cause us to incur significant additional costs and lose revenue.

We rely on third parties to provide us with materials and services in connection with the manufacture of our products.

        Certain materials necessary for commercial production of our products, including specialty chemicals and components necessary for manufacture, fill-finish and packaging, are provided by unaffiliated third-party suppliers. In some cases, such materials are specifically cited in our marketing application with regulatory authorities so that they must be obtained from that specific source unless and until the applicable authority approved another supplier. In addition, there may only be one available source for a particular chemical or component. For example, we acquire polyalylamine (PAA), used in the manufacture of Renagel and WelChol, from Cambrex Charles City, Inc., the only source for this material currently qualified in our FDA drug applications for these products. Our suppliers also may be subject to FDA regulations or the regulations of other governmental agencies outside the United States regarding manufacturing practices. We may be unable to manufacture our products in a timely manner or at all if these third-party suppliers were to cease or interrupt production or otherwise fail to supply these materials or products to us for any reason, including due to regulatory requirements or actions, adverse financial developments at or affecting the supplier, or labor shortages or disputes.

        We also source some of our manufacturing, fill-finish, packaging and distribution operations to third-party contractors. The manufacture of products, fill-finish, packaging and distribution of our products requires successful coordination among these third-party providers and Genzyme. Our inability to coordinate these efforts, the lack of capacity available at a third-party contractor or any other problems with the operations of these third-party contractors could require us to delay shipment of saleable products, recall products previously shipped or could impair our ability to supply products at all. This could increase our costs, cause us to lose revenue or market share and damage our reputation.

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

        Furthermore, payments we make under these arrangements may exacerbate fluctuations in our financial results. In addition, under some of our strategic alliances, we make milestone payments well in advance of commercialization of products with no assurance that we will ever recoup these payments. We also may make equity investments in our strategic partners, as we did with RenaMed Biologics in June 2005. Our strategic equity investments are subject to market fluctuations, access to capital and other business events, such as initial public offerings, the completion of clinical trials and regulatory approvals, which can impact the value of these investments. As a result, if any of our strategic equity investments decline in value and remain below cost for an extended duration, we may incur financial statement charges related to the decline in value of that investment.

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

        We believe some of our products are prescribed by physicians for uses not approved by the FDA or comparable regulatory agencies outside the United States. Although physicians may lawfully prescribe our products for off-label uses, any promotion by us of off-label uses would be unlawful. Some of our practices intended to make physicians aware of off-label uses of our products without engaging in off-label promotion could nonetheless be construed as off-label promotion. Although we have policies and procedures in place designed to help assure ongoing compliance with regulatory requirements regarding off-label promotion, some non-compliant actions may nonetheless occur. Regulatory authorities could take enforcement action against us if they believe we are promoting, or have promoted, our products for off-label use.

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

  •
  obtain a license in order to continue manufacturing or marketing the affected products or services; or

  •
  compete in the market with a different product.

        We are also currently involved in litigation matters and investigations that do not involve intellectual property claims and may be subject to additional actions in the future. For example, we are currently defending several lawsuits brought in connection with the elimination of our tracking stock in June 2003, some of which claim considerable damages. Also, the federal government, state governments and private payors are investigating and have begun to file actions against numerous pharmaceutical and biotechnology companies, including Genzyme, alleging that the companies have overstated prices in order to inflate reimbursement rates. Domestic and international enforcement authorities also have instituted actions under health care "fraud and abuse" laws, including anti-kickback and false claims statutes. Moreover, individuals who use our products or services, including our diagnostic products and genetic testing services, sometimes bring product and professional liability claims against us or our subsidiaries.

        We may also become subject to investigations by government authorities in connection with our business activities. For example, we are currently cooperating with an investigation of Bone Care by the United States Attorney for the Eastern District of New York which was initiated in October 2004, when Bone Care received a subpoena requiring it to provide a wide range of documents related to numerous aspects of its business.

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

  •
  injury to our reputation.

Our international sales and operations are subject to the economic, political, legal and business environments of the countries in which we do business, and our failure to operate successfully or adapt to changes in these environments could cause our international sales and operations to be limited or disrupted.

        Our international operations accounted for approximately 45% of our consolidated product and service revenues for the year ended December 31, 2005. We expect that international product and service sales will continue to account for a significant percentage of our revenues for the foreseeable future. In addition, we have direct investments in a number of subsidiaries outside of the United States, primarily in the European Union, Latin America and Japan. Our international sales and operations could be limited or disrupted, and the value of our direct investments may be diminished, by any of the following:

  •
  economic problems that disrupt foreign healthcare payment systems;

  •
  fluctuations in currency exchange rates;

  •
  the imposition of governmental controls;

  •
  less favorable intellectual property or other applicable laws;

  •
  the inability to obtain any necessary foreign regulatory or pricing approvals of products in a timely manner;

  •
  import and export license requirements;

  •
  political instability;

  •
  terrorist activities and armed conflict;

  •
  restrictions on direct investments by foreign entities and trade restrictions;

  •
  changes in tax laws and tariffs;

  •
  difficulties in staffing and managing international operations; and

  •
  longer payment cycles.

        Our operations and marketing practices are also subject to regulation and scrutiny by the governments of the other countries in which we operate. In addition, the Foreign Corrupt Practices Act prohibits U.S. companies and their representatives from offering, promising, authorizing or making payments to foreign officials for the purpose of obtaining or retaining business abroad. Failure to comply with domestic or foreign laws could result in various adverse consequences, including possible delay in approval or refusal to approve a product, recalls, seizures, withdrawal of an approved product from the market, and/or the imposition of civil or criminal sanctions.

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

        We also rely upon trade secrets, proprietary know-how, and continuing technological innovation to remain competitive. We attempt to protect this information with security measures, including the use of confidentiality agreements with employees, consultants, and corporate collaborators. These individuals may breach these agreements and any remedies available to us may be insufficient to compensate for our damages. Furthermore, our trade secrets, know-how and other technology may otherwise become known or be independently discovered by our competitors.

We may be required to license technology from competitors or others in order to develop and commercialize some of our products and services, and it is uncertain whether these licenses would be available.

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

        In the United States and abroad, many of our products are subject to competition from lower-priced versions of our products and competing products from other countries where government price controls or other market dynamics result in lower prices for such products. Our products that require a prescription in the United States may be available to consumers in markets such as Canada, Mexico, Taiwan and the Middle East without a prescription, which may cause consumers to further seek out these products in these lower priced markets. The ability of patients and other customers to obtain these lower priced imports has grown significantly as a result of the Internet, an expansion of pharmacies in Canada and elsewhere that target American purchasers, the increase in U.S.-based businesses affiliated with Canadian pharmacies marketing to American purchasers, and other factors. Most of these foreign imports are illegal under current United States law. However, the volume of imports continues to rise due to the limited enforcement resources of the FDA and the United States Customs Service, and there is increased political pressure to permit such imports as a mechanism for expanding access to lower priced medicines.

        The importation of lower-priced versions of our products into the United States and other markets adversely affects our profitability. This impact could become more significant in the future.

Legislative or regulatory changes may adversely impact our business.

        The United States government and other governments have shown significant interest in pursuing healthcare reform. Any government-adopted reform measures could adversely impact:

  •
  the pricing of healthcare products in the United States or internationally; and

  •
  the amount of reimbursement available from governmental agencies or other third party payors.

        New laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, that relate to healthcare availability, methods of delivery or payment for products and services, or sales, marketing or pricing may cause our revenue to decline, and we may need to revise our research and development programs.

We may require significant additional financing, which may not be available to us on favorable terms, if at all.

        As of December 31, 2005, we had $1.1 billion in cash, cash equivalents and short- and long-term investments, excluding investments in equity securities.

        We intend to use substantial portions of our available cash for:

  •
  product development and marketing;

  •
  business combinations and other strategic business initiatives;

  •
  expanding existing and constructing additional facilities;

  •
  expanding staff; and

  •
  working capital, including satisfaction of our obligations under capital and operating leases.

        We may further reduce available cash reserves to pay principal and interest on outstanding debt, including our $690.0 million in principal of 1.25% convertible senior notes.

        To satisfy our cash requirements, we may have to obtain additional financing. We may be unable to obtain any additional financing or extend any existing financing arrangements at all or on terms that we or our investors consider favorable.

Our level of indebtedness may harm our financial condition and results of operations.

        At December 31, 2005, we had $699.9 of outstanding indebtedness, excluding capital leases. We may incur additional indebtedness in the future. Our level of indebtedness will have several important effects on our future operations, including:

  •
  increasing our vulnerability to adverse changes in general economic and industry conditions; and

  •
  limiting our ability to obtain additional financing for capital expenditures, acquisitions and general corporate and other purposes.

        Our ability to make payments and interest on our indebtedness depends upon our future operating and financial performance.

Management's Report on Internal Control Over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting refers to the process designed by, or under the supervision of, our chief executive officer and chief financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

  (1)
  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets;

  (2)
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with the authorizations of management and directors; and

  (3)
  provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

        Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework provided in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2005.

        We have excluded the acquisition of Bone Care from our assessment of internal controls over financial reporting as of December 31, 2005 because we acquired Bone Care in purchase business combinations during 2005. Bone Care is a component of our Renal reporting segment and represents less than 1% of our consolidated assets as of December 31, 2005 and 1% revenues for the year ended December 31, 2005.

        Our management's assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Genzyme Corporation:

        We have completed integrated audits of Genzyme Corporation's 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005 and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Genzyme Corporation and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

        Also, in our opinion, management's assessment, included in the accompanying "Management's Report on Internal Control Over Financial Reporting," that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

        As described in "Management's Report on Internal Control Over Financial Reporting," management has excluded the acquisition of Bone Care International, Inc. from its assessment of internal control over financial reporting as of December 31, 2005 because it was acquired by the Company in a purchase business combination during 2005. We have also excluded Bone Care International from our audit of internal control over financial reporting. Bone Care International is a component of the Company's Renal reporting segment whose total assets and total revenues represent less than 1% and 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2005.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
March 9, 2006

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income

(Amounts in thousands)

	For the Years Ended December 31,
	2005	2004	2003
Revenues:
Net product sales	$2,453,303	$1,976,191	$1,563,509
Net service sales	261,379	212,392	130,984
Research and development revenue	20,160	12,562	19,378

Total revenues	2,734,842	2,201,145	1,713,871

Operating costs and expenses:
Cost of products sold	462,177	448,442	399,961
Cost of services sold	170,475	140,144	75,683
Selling, general and administrative	787,839	599,388	519,977
Research and development	502,657	391,802	335,256
Amortization of intangibles	181,632	109,473	80,257
Purchase of in-process research and development	29,200	254,520	158,000
Charge for impaired goodwill	—	—	102,792
Charge for impaired assets	—	4,463	10,894

Total operating costs and expenses	2,133,980	1,948,232	1,682,820

Operating income	600,862	252,913	31,051

Other income (expenses):
Equity in income (loss) of equity method investments	151	(15,624)	(16,743)
Gains (losses) on investments in equity securities	5,698	(1,252)	(1,201)
Minority interest	11,952	5,999	2,232
Loss on sale of product line	—	—	(27,658)
Other	(1,535)	(357)	959
Investment income	31,429	24,244	43,015
Interest expense	(19,638)	(38,227)	(26,600)

Total other income (expenses)	28,057	(25,217)	(25,996)

Income before income taxes	628,919	227,696	5,055
Provision for income taxes	(187,430)	(141,169)	(72,647)

Net income (loss)	$441,489	$86,527	$(67,592)

Comprehensive income, net of tax:
Net income (loss)	$441,489	$86,527	$(67,592)
Other comprehensive income (loss):
Foreign currency translation adjustments	(122,568)	80,371	133,317
Gain on affiliate sale of stock, net of tax	996	—	2,856
Additional minimum pension liability, net of tax	(4,627)	—	2,529
Other, net of tax	561	959	459
Unrealized gains (losses) on securities:
Unrealized gains (losses) arising during the period	(15,182)	16,243	(3,878)
Reclassification adjustment for (gains) losses included in net income (loss), net of tax	(898)	201	(3,129)

Unrealized gains (losses) on securities, net	(16,080)	16,444	(7,007)

Other comprehensive income (loss)	(141,718)	97,774	132,154

Comprehensive income	$299,771	$184,301	$64,562

The accompanying notes are an integral part of these consolidated financial statements.

	For the Years Ended December 31,
	2005	2004	2003
Net income (loss) per share:
Allocated to Genzyme Stock (1):
Genzyme General net income	$441,489	$86,527	$82,143
Tax benefit allocated from Genzyme Biosurgery	—	—	8,720
Tax benefit allocated from Genzyme Molecular Oncology	—	—	3,420

Net income allocated to Genzyme Stock	$441,489	$86,527	$94,283

Net income per share of Genzyme Stock:
Basic	$1.73	$0.38	$0.43

Diluted	$1.65	$0.37	$0.42

Weighted average shares outstanding:
Basic	254,758	228,175	219,376

Diluted	272,224	234,318	225,976

Allocated to Biosurgery Stock (1):
Genzyme Biosurgery net loss			$(166,656)
Allocated tax benefit			14,005

Net loss allocated to Biosurgery Stock			$(152,651)

Net loss per share of Biosurgery Stock—basic and diluted			$(3.76)

Weighted average shares outstanding			40,630

Allocated to Molecular Oncology Stock (1):
Net loss allocated to Molecular Oncology Stock			$(9,224)

Net loss per share of Molecular Oncology Stock—basic and diluted			$(0.54)

Weighted average shares outstanding			16,958

(1)
Effective July 1, 2003, in connection with the elimination of our tracking stock structure, we ceased allocating earnings to Genzyme Biosurgery and Genzyme Molecular Oncology.

The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(Amounts in thousands, except par value amounts)

	December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$291,960	$480,198
Short-term investments	193,946	70,994
Accounts receivable, net	608,326	546,613
Inventories	297,652	293,658
Prepaid expenses and other current assets	100,256	79,329
Notes receivable—related parties	2,416	2,399
Deferred tax assets	170,443	160,438

Total current assets	1,664,999	1,633,629
Property, plant and equipment, net	1,320,813	1,310,256
Long-term investments	603,196	528,262
Notes receivable—related parties	7,206	9,491
Goodwill	1,487,567	1,290,916
Other intangible assets, net	1,590,894	1,069,399
Investments in equity securities	135,930	150,253
Other noncurrent assets	68,260	77,215

Total assets	$6,878,865	$6,069,421

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$96,835	$88,140
Accrued expenses	430,032	344,063
Income taxes payable	2,486	50,080
Deferred revenue	15,018	12,612
Current portion of long-term debt and capital lease obligations	5,652	129,503

Total current liabilities	550,023	624,398
Long-term debt and capital lease obligations	125,652	120,991
Convertible notes	690,000	690,000
Deferred revenue—noncurrent	4,663	7,716
Deferred tax liabilities	335,612	225,850
Other noncurrent liabilities	23,048	20,310

Total liabilities	1,728,998	1,689,265

Commitments and contingencies (See Notes C, I, J, K, M, O, P, and R)
Stockholders' equity:
Preferred stock, $0.01 par value	—	—
Common stock, $0.01 par value	2,593	2,491
Additional paid-in capital	4,687,775	4,217,357
Notes receivable from stockholders	(14,445)	(13,865)
Accumulated earnings (deficit)	329,456	(112,033)
Accumulated other comprehensive income	144,488	286,206

Total stockholders' equity	5,149,867	4,380,156

Total liabilities and stockholders' equity	$6,878,865	$6,069,421

The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2005	2004	2003
Cash Flows from Operating Activities:
Net income (loss)	$441,489	$86,527	$(67,592)
Reconciliation of net income (loss) to cash flows from operating activities:
Depreciation and amortization	284,620	205,114	160,459
Stock based compensation	444	10	592
Provision for bad debts	9,444	12,249	2,865
Purchase of in-process research and development	29,200	254,520	158,000
Charge for impairment of goodwill	—	—	102,792
Charge for impaired assets	—	4,463	10,894
Minority interest	(11,952)	(5,999)	(2,232)
Equity in (income) loss of equity method investments	(151)	15,624	16,743
(Gains) losses on investments in equity securities	(5,698)	1,252	1,201
Loss on sale of product line	—	—	27,658
Write off of unamortized debt fees	—	5,329	—
Deferred income tax provision	15,300	45,047	7,001
Tax benefit from employee stock options	102,561	49,974	57,536
Other	3,867	3,958	3,892
Increase (decrease) in cash from working capital changes (excluding impact of acquired assets and assumed liabilities):
Accounts receivable	(93,931)	(111,345)	(65,608)
Inventories	(17,241)	18,751	11,844
Prepaid expenses and other current assets	(20,230)	5,920	(45,082)
Income taxes payable	(28,650)	(12,588)	(40,983)
Accounts payable, accrued expenses and deferred revenue	22,705	(1,294)	47,878

Cash flows from operating activities	731,777	577,512	387,858

Cash Flows from Investing Activities:
Purchases of investments	(1,094,576)	(653,478)	(1,059,407)
Sales and maturities of investments	962,948	976,085	920,592
Purchases of equity securities	(7,477)	(4,154)	(52,547)
Proceeds from sales of investments in equity securities	7,067	—	2,672
Purchases of property, plant and equipment	(192,461)	(187,400)	(259,598)
Proceeds from sale of product line	—	—	34,513
Distributions from (investments in) equity investees	3,000	(24,107)	(28,056)
Purchases of intangible assets	—	(5,110)	(8,413)
Milestone payment to BioMarin	—	—	(12,100)
Acquisitions, net of acquired cash	(703,074)	(152,377)	(565,306)
Acquisition of sales and marketing rights	(172,092)	—	—
Other	5,682	4,845	(542)

Cash flows from investing activities	(1,190,983)	(45,696)	(1,028,192)

The accompanying notes are an integral part of these consolidated financial statements.

	For the Years Ended December 31,
	2005	2004	2003
Cash Flows from Financing Activities:
Proceeds from issuance of common stock	354,708	140,311	116,459
Proceeds from draws on credit facility	350,000	135,000	616,000
Proceeds from issuance of debt, net of issuance costs	—	—	672,975
Payments of debt and capital lease obligations	(478,770)	(650,818)	(914,128)
Bank overdraft	17,951	15,434	(2,543)
Minority interest contributions	11,423	5,424	3,060
Other	3,261	922	2,233

Cash flows from financing activities	258,573	(353,727)	494,056

Effect of exchange rate changes on cash	12,395	9,335	32,241

Increase (decrease) in cash and cash equivalents	(188,238)	187,424	(114,037)
Cash and cash equivalents at beginning of period	480,198	292,774	406,811

Cash and cash equivalents at end of period	$291,960	$480,198	$292,774

Supplemental disclosures of cash flows:
Cash paid during the year for:
Interest, net of capitalized interest	$5,081	$14,736	$19,135
Income taxes	$105,173	$73,734	$95,180
Supplemental disclosures of non-cash transactions:
Mergers and Acquisitions—Note C.
Property, Plant and Equipment—Note H.
Capital lease obligation for Genzyme Center—Note M.

        In conjunction with acquisitions completed since January 1, 2003, as described in Note C., "Mergers and Acquisitions," we assumed the following liabilities (amounts in thousands):

	For the Years Ended December 31,
	2005	2004	2003
Net cash paid for acquisitions and acquisition costs	$(875,166)	$(152,377)	$(565,306)
Issuance of common stock and options	—	(1,069,925)	—
Fair value of assets acquired	821,064	350,623	361,598
Net deferred tax assets—current and noncurrent	92,955	53,718	—
Acquired in-process research and development	29,200	254,520	158,000
Goodwill	200,184	669,290	132,550
Liabilities for exit activities and integration	(14,635)	(10,813)	(11,067)
Income taxes payable	(6,683)	(40,852)	—
Net deferred tax liability assumed	(189,266)	—	(17,371)

Net liabilities assumed	$57,653	$54,184	$58,404

The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

(Amounts in thousands)

	Shares			Dollars
	2005	2004	2003	2005	2004	2003
COMMON STOCK:
GENZYME STOCK:
Balance at beginning of year	249,125	224,717	214,814	$2,491	$2,247	$2,148
Issuance of Genzyme Stock under stock plans	10,133	5,950	6,947	102	59	69
Exercise of warrants and stock purchase rights	—	—	3	—	—	—
Shares issued for the conversion of Biosurgery Stock to Genzyme Stock	—	—	1,997	—	—	20
Shares issued for the conversion of Molecular Oncology Stock to Genzyme Stock	—	—	959	—	—	10
Shares issued for the acquisition of ILEX Oncology	—	18,458	—	—	185	—
Cancellation of shares	—	—	(3)	—	—

Balance at end of year	259,258	249,125	224,717	$2,593	$2,491	$2,247

BIOSURGERY STOCK:
Balance at beginning of year			40,482			$405
Issuance of Biosurgery Stock under stock plans			207			2
Shares converted into Genzyme Stock from the consolidation of the tracking stocks			(40,689)			(407)

Balance at end of year			—			$—

MOLECULAR ONCOLOGY STOCK:
Balance at beginning of year			16,899			$169
Issuance of Molecular Oncology Stock under stock plans			90			1
Cancellation of shares			(11)			—
Shares converted into Genzyme Stock from the consolidation of the tracking stocks			(16,978)			(170)

Balance at end of year			—			$—

The accompanying notes are an integral part of these consolidated financial statements.

	2005	2004	2003
ADDITIONAL PAID-IN CAPITAL:
GENZYME STOCK:
Balance at beginning of year	$4,217,357	$2,957,578	$1,810,358
Issuance of Genzyme Stock under stock plans	354,606	140,251	115,938
Conversion of Biosurgery Stock to Genzyme Stock	—	—	814,982
Conversion of Molecular Oncology Stock to Genzyme Stock	—	—	149,103
Acquisition of ILEX Oncology	—	1,069,732	—
Tax benefit from stock option exercises	102,561	49,974	57,536
Stock based compensation	444	10	592
Other	12,807	(188)	9,069

Balance at end of year	$4,687,775	$4,217,357	$2,957,578

BIOSURGERY STOCK:
Balance at beginning of year			$823,364
Issuance of Biosurgery Stock under stock plans			308
Other			(9,077)
Conversion of Biosurgery Stock to Genzyme Stock			(814,595)

Balance at end of year			$—

MOLECULAR ONCOLOGY STOCK:
Balance at beginning of year			$148,799
Issuance of Molecular Oncology Stock under stock plans			141
Other			3
Conversion of Molecular Oncology Stock to Genzyme Stock			(148,943)

Balance at end of year			$—

NOTES RECEIVABLE FROM STOCKHOLDERS:
Balance at beginning of year	$(13,865)	$(13,285)	$(12,706)
Accrued interest receivable on notes	(614)	(614)	(613)
Payments or write-off of notes receivable	34	34	34

Balance at end of year	$(14,445)	$(13,865)	$(13,285)

ACCUMULATED EARNINGS (DEFICIT):
Balance at beginning of year	$(112,033)	$(198,560)	$(130,968)
Net income (loss)	441,489	86,527	(67,592)

Balance at end of year	$329,456	$(112,033)	$(198,560)

The accompanying notes are an integral part of these consolidated financial statements.

	2005	2004	2003
ACCUMULATED OTHER COMPREHENSIVE INCOME:
Balance at beginning of year	$286,206	$188,432	$56,278
Foreign currency translation adjustments	(122,568)	80,371	133,317
Gain on affiliate sale of stock, net of tax (1)	996	—	2,856
Additional minimum pension liability, net of tax (2)	(4,627)	—	2,529
Change in unrealized gains and losses on investments and derivatives, net of tax (3)	(15,519)	17,403	(6,548)

Accumulated other comprehensive income	$144,488	$286,206	$188,432

(1)
Net of $(0.6) million of tax in 2005 and $(1.7) million of tax in 2003.

(2)
Net of $1.9 million of tax in 2005 and $(1.1) million of tax in 2003.

(3)
Net of $9.0 million of tax in 2005, $(10.4) million of tax in 2004 and $(11.6) million of tax in 2003.

The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements

NOTE A.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

        We are a global biotechnology company dedicated to making a major impact on the lives of people with serious diseases. Our broad product and service portfolio is focused on rare disorders, renal disease, orthopaedics, organ transplant, and diagnostic and predictive testing. We are organized into five financial reporting units, which we also consider to be our reporting segments:

  •
  Renal, which develops, manufactures and distributes products that treat patients suffering from renal diseases, including chronic renal failure. The unit derives substantially all of its revenue from sales of Renagel (including sales of bulk sevelamer) and Hectorol;

  •
  Therapeutics, which develops, manufactures and distributes therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as LSDs and other specialty therapeutics, such as Thyrogen. The unit derives substantially all of its revenue from sales of Cerezyme, Fabrazyme and Thyrogen;

  •
  Transplant, which develops, manufactures and distributes therapeutic products that address pre-transplantation, prevention and treatment of acute rejection in organ transplantation, as well as other auto-immune disorders. The unit derives substantially all of its revenue from sales of Thymoglobulin and Lymphoglobuline;

  •
  Biosurgery, which develops, manufactures and distributes biotherapeutics and biomaterial products, with an emphasis on products that meet medical needs in orthopaedics and broader surgical areas. The unit derives substantially all of its revenue from sales of Synvisc, the Sepra line of products, Carticel and MACI; and

  •
  Diagnostics/Genetics, which develops, manufactures and distributes raw materials and in vitro diagnostics products, and provides testing services for the oncology, prenatal and reproductive markets.

        We report the activities of our oncology, bulk pharmaceuticals, including sales of WelChol, and cardiovascular business units under the caption "Other." We report our corporate, general and administrative operations and corporate science activities that we do not allocate to our financial reporting units, under the caption "Corporate."

        We have reclassified our 2004 and 2003 segment disclosures to conform to our 2005 presentation.

Elimination of Our Tracking Stock Structure and the Policies Relating to Tracking Stock

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

        Effective July 1, 2003, we eliminated our tracking stock capital structure by exchanging, in accordance with the provisions of our charter, each share of Biosurgery Stock for 0.04914 of a share of Genzyme General Stock and each share of Molecular Oncology Stock for 0.05653 of a share of Genzyme General Stock. Options and warrants to purchase shares of Biosurgery Stock, and options to purchase shares of Molecular Oncology Stock, were converted into options and warrants to purchase shares of Genzyme General Stock. Effective July 1, 2003, we have one outstanding series of common stock. From July 1, 2003 through May 27, 2004, we referred to our outstanding series of common stock as Genzyme General Stock. At our annual meeting of shareholders on May 27, 2004, our shareholders approved an amendment to our charter that eliminated the designation of separate series of common stock, resulting in 690,000,000 authorized shares of a single series of common stock, which we now refer to as Genzyme Stock, and 10,000,000 authorized shares of preferred stock, of which 3,000,000 are designated Series A Junior Participating Preferred Stock and 7,000,000 are undesignated.

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

        The tax benefits allocated to Genzyme General and included in earnings attributable to Genzyme Stock for the year ended December 31, 2003, reflecting allocations through June 30, 2003, were (amounts in thousands):

	For the Years Ended December 31,
	2005	2004	2003
Tax benefits allocated from:
Genzyme Biosurgery	N/A	N/A	$8,720
Genzyme Molecular Oncology	N/A	N/A	3,420

Total	N/A	N/A	$12,140

        Deferred tax assets and liabilities can arise from the purchase accounting for acquisitions and relate to a division that does not satisfy the realizability criteria of SFAS No. 109, "Accounting for Income Taxes." Through June 30, 2003, such deferred tax assets and liabilities were allocated to the division to which the acquisition was allocated. As a result, the periodic changes in these deferred tax assets and liabilities did not result in a tax expense or benefit to that division. However, the change in these deferred tax assets and liabilities impacted our consolidated tax provision. These changes were added to division net income (loss) for purposes of determining net income (loss) allocated to a tracking stock.

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

        The elimination of our tracking stock structure had no effect on our consolidated net income (loss). In this Annual Report on Form 10-K, and future quarterly and annual reports, we will not provide separate financial statements for each of our former divisions, but will continue to provide our consolidated financial statements for the corporation as a whole.

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

  •
  the content and timing of submissions to and decisions made by the FDA and other comparable regulatory agencies outside the United States.;

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

Basis of Presentation and Principles of Consolidation

        Our consolidated financial statements include the accounts of our wholly owned and majority owned subsidiaries. As a result of the adoption of FIN 46, "Consolidation of Variable Interest Entities," we also consolidate certain variable interest entities for which we are the primary beneficiary. For consolidated subsidiaries in which we own less than 100% interest, we record minority interest in our statements of operations for the ownership interest of the minority owner. We use the equity method to account for investments in entities in which we have a substantial ownership interest (20% to 50%) which do not fall in the scope of FIN 46, or over which we exercise significant influence. Our consolidated net income includes our share of the earnings of these entities. All intercompany accounts and transactions have been eliminated in consolidation. We have reclassified certain 2004 and 2003 data to conform to our 2005 presentation.

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

Cash and Cash Equivalents

        We value our cash and cash equivalents at cost plus accrued interest, which we believe approximates their market value. Our cash equivalents consist principally of money market funds, corporate notes and municipal notes with original maturities of three months or less. We generally invest our cash in investment-grade securities to mitigate risk.

Investments

        We invest our excess cash balances in short-term and long-term marketable debt securities. As part of our strategic relationships, we may also invest in equity securities of other biotechnology companies, some of which are currently, or have been in the past, considered related parties. Other investments are accounted for as described below.

        We classify our auction rate municipal bonds and variable rate municipal demand notes as current investments. We did not have any of these securities as of December 31, 2005. The carrying value of these securities as of December 31, 2004 was approximately $33 million.

        We consolidated the results of Peptimmune through February 2003 because during that period we owned 100% of its outstanding stock. In March 2003, our investment in Peptimmune decreased to approximately 12% as a result of the sale by Peptimmune of shares of its Series B voting preferred stock to third-party investors. Although our ownership interest in Peptimmune has declined below 20%, we account for the investment in Peptimmune under the equity method of accounting because we have significant influence over Peptimmune.

        We classify all of our marketable equity investments as available-for-sale. We classify our investments in marketable debt securities as either held-to-maturity or available-for-sale based on facts and circumstances present at the time we purchase the securities. As of each balance sheet date presented, we classified all of our investments in debt securities as available-for-sale. We report available-for-sale investments at fair value as of each balance sheet date and include any unrealized holding gains and losses (the adjustment to fair value) in stockholders' equity. Realized gains and losses are determined on the specific identification method and are included in investment income. If any adjustment to fair value reflects a decline in the value of the investment, we consider all available evidence to evaluate the extent to which the decline is "other than temporary" and mark the investment to market through a charge to our statement of operations. Investments in equity securities for which fair value is not readily determinable are carried at cost, subject to review for impairment. We classify our investments with remaining maturities of twelve months or less as short-term investments exclusive of those categorized as cash equivalents. We classify our investments with remaining maturities of greater than twelve months as long-term investments, unless we do not expect to hold the investment to maturity.

        For additional information on our investments, please read Note J., "Investments in Marketable Securities and Strategic Equity Investments," and Note K., "Equity Method Investments."

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

  •
  expired inventory.

        We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory prior to regulatory approval. If a product is not approved for sale, it would likely result in the write-off of the inventory and a charge to earnings.

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

        We capitalize certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are included in property, plant and equipment, net on our consolidated balance sheet and amortized on a straight-line basis over the estimated useful lives of the software, which generally do not exceed 5 years. Net capitalized software and development costs were $19.1 million at December 31, 2005 and $11.8 million at December 31, 2004.

        For products we expect to commercialize, we capitalize, to construction-in-progress, the costs we incur in validating the manufacturing process. We begin this capitalization when we consider the product to have demonstrated technological feasibility and end this capitalization when the asset is substantially complete and ready for its intended use. These capitalized costs include incremental labor and direct material, and incremental fixed overhead and interest. We depreciate these costs using the straight-line method.

Goodwill and Other Intangible Assets

        Our intangible assets consist of:

  •
  goodwill;

  •
  purchased technology rights;

  •
  patents, trademarks and trade names;

  •
  distribution rights;

  •
  customer lists; and

  •
  covenants not to compete.

        We are required to perform impairment tests related to our goodwill under SFAS No. 142 annually, which we perform in the third quarter, and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. We completed the annual impairment tests for our $1.5 billion of net goodwill in the third quarter of 2005, as provided by SFAS No. 142 and determined that none of the goodwill allocated to our reporting units was impaired and, therefore, no impairment charges were required.

        We amortize intangible assets using the straight-line method over their estimated useful lives, which range between 1 and 15 years or, using the economic use method if that method results in significantly greater amortization than the straight-line method.

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

        We consider the local currency for all of our foreign subsidiaries to be the functional currency for that subsidiary. As a result, we included translation adjustments for these subsidiaries in stockholders' equity. We also record as a charge or credit to stockholders' equity exchange gains and losses on intercompany balances that are of a long-term investment nature. Our stockholders' equity includes net cumulative foreign currency translation gains of $131.1 million at December 31, 2005 and $253.7 million at December 31, 2004. Gains and losses on all other foreign currency transactions, including gains and losses attributable to foreign currency forward contracts, are included in SG&A in our results of operations and were a net loss of $3.8 million at December 31, 2005, a net gain of $7.1 million at December 31, 2004 and a net loss of $4.1 million at December 31, 2003.

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

Revenue Recognition

        We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, title and risk of loss have passed to the customer and collection from the customer is reasonably assured. We recognize revenue from service sales, such as Carticel services and genetic testing services, when we have finished providing the service. We recognize the revenue from the contracts to perform research and development services and selling and marketing services over the term of the applicable contract and as we complete our obligations under that contract. We recognize non-refundable, up-front license fees over the related performance period or when we have no remaining performance obligations.

        Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

        We evaluate revenue from agreements that have multiple elements to determine whether the components of the arrangement represent separate units of accounting as defined in EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." To recognize a delivered item in a multiple element arrangement, EITF Issue No. 00-21 requires that the delivered items have value to the customer on a stand-alone basis, that there is objective and reliable evidence of fair value of the undelivered items and that delivery or performance is probable and within our control for any delivered items that have a right of return.

        We follow the guidance of EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" in the presentation of revenues and direct costs of revenues. This guidance requires us to assess whether we act as a principal in the transaction or as an agent acting on behalf of others. We record revenue transactions gross in our statements of operations if we are deemed the principal in the transaction, which includes being the primary obligor and having the risks and rewards of ownership.

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

        We have not provided for possible U.S. taxes on the undistributed earnings of foreign subsidiaries. We do not believe it is practicable to determine the tax liability associated with the repatriation of our foreign earnings because it is our policy to indefinitely reinvest these earnings in non-U.S. operations. These undistributed foreign earnings totaled $164.5 million at December 31, 2005 and $133.4 million at December 31, 2004.

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

        In September 2004, the EITF reached a consensus on Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share," or EITF 04-8, which requires that all contingently convertible debt instruments be included in diluted earnings per share using the if-converted method, regardless of whether the market price trigger (or other contingent feature) has been met. We adopted the provisions of EITF 04-8 in the fourth quarter of 2004 and under its provisions, the $690.0 million in principal under our 1.25% convertible senior notes, which represent 9.7 million potential shares of common stock, are included in the calculation of diluted earnings per share using the if-converted method regardless of whether or not the contingent requirements have been met for conversion to common stock, unless the effect would be anti-dilutive. We did not retroactively include the potentially dilutive effect of our 1.25% convertible senior notes in the computation of earnings per share for the year ended December 31, 2004 because the effect would have been anti-dilutive. Diluted earnings per share for the year ended December 31, 2003 was not impacted by the adoption of EITF 04-8 because our convertible senior notes were only outstanding for a portion of the month in December 2003. We did not retroactively include the potentially dilutive effect of the assumed conversion of our $575.0 million in principal of 3% convertible subordinated debentures in the computation of dilutive earnings per share for the year ended December 31, 2004, because we redeemed these debentures for cash in June 2004.

Accounting for Stock Based Compensation

        In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment, an amendment of FASB Statement Nos. 123 and 95," which replaces SFAS No. 123, "Accounting for Stock-Based

Compensation,", or SFAS 123, and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," or APB 25. SFAS No. 123R will require all share-based payments to employees, including grants of employee stock options, to be recognized in the statements of operations based on their fair values. SFAS No. 123R allows alternative methods for determining the fair value of share based payments to employees and alternative methods of implementation. In April 2005, the SEC issued a rule that allows companies to implement SFAS No. 123R at the beginning of the next fiscal year, instead of the next reporting period, that begins after June 15, 2005. We have adopted SFAS No. 123R using the modified prospective basis effective January 1, 2006. Our adoption of SFAS No. 123R is expected to result in compensation expense that will reduce diluted net income per share for 2006. Our estimate of future stock-based compensation expense is affected by our stock price, the number of stock-based awards our board of directors may grant in 2006, as well as a number of complex and subjective valuation assumptions and the related tax impact. These valuation assumptions include, but are not limited to, the volatility of our stock price and employee stock option exercise behaviors.

        Through December 31, 2005, we have followed APB 25 to account for employee stock options. In accounting for stock-based compensation, we do not recognize compensation expense for qualifying options granted to our employees and directors under the provisions of our stock-based compensation plans with fixed terms and an exercise price greater than or equal to the fair market value of the underlying Genzyme Stock on the date of grant. All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123, as amended, and EITF Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." The following table sets forth our net income (loss) data as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS No. 123, as amended, based on the fair value at the grant dates of the awards:

	For the Years Ended December 31,
	2005	2004	2003
	(Amounts in thousands, except per share amounts)
Net income (loss):
As reported	$441,489	$86,527	$(67,592)
Add: employee stock-based compensation included in as reported, net of tax	280	6	375
Deduct: pro forma employee stock-based compensation expense, net of tax	(112,808)	(94,078)	(80,035)

Pro forma	$328,961	$(7,545)	$(147,252)

        The following table sets forth the impact to our historical net income (loss) per share data as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS No. 123:

	For the Years Ended December 31,
	2005	2004	2003
	(Amounts in thousands, except per share amounts)
Net income (loss) per share allocated to Genzyme Stock – basic and diluted (1):
Basic:
As reported	$1.73	$0.38	$0.43

Pro forma	$1.29	$(0.03)	$0.08

Diluted:
As reported	$1.65	$0.37	$0.42

Pro forma	$1.24	$(0.03)	$0.08

Net loss per share allocated to Biosurgery Stock – basic and diluted(1):
As reported			$(3.76)

Pro forma			$(3.82)

Net loss per share allocated to Molecular Oncology Stock – basic and diluted(1):
As reported			$(0.54)

Pro forma			$(0.63)

(1)
Effective July 1, 2003, in connection with the elimination of our tracking stock structure, we ceased allocating earnings or losses to Genzyme Biosurgery and Genzyme Molecular Oncology.

The effects of applying SFAS No. 123 are not necessarily representative of the effects on reported net income (loss) in future years. We anticipate making additional awards of stock-based compensation in future years.

        We estimate the fair value of each option grant using the Black-Scholes option-pricing model. In computing these pro forma amounts, we used the following assumptions:

	Risk-Free Interest Rate	Volatility	Dividend Yield	Expected Option Life (In Years)	Average Fair Value
GENZYME STOCK:
2005	4.37%	46%	0%	5	$29.73
2004	3.47%	54%	0%	5	$21.92
2003	3.26%	54%	0%	5	$22.37
BIOSURGERY STOCK:
Through June 30, 2003	2.16%	91%	0%	5	$1.49
MOLECULAR ONCOLOGY STOCK:
Through June 30, 2003	2.16%	105%	0%	5	$1.93

Recent Accounting Pronouncements

        SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." SFAS No. 151, which clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current period charges in all circumstances. We have adopted SFAS No. 151 effective January 1, 2006. We do not believe that the adoption of SFAS No. 151 will have a material impact on our financial position or results of operations.

        SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 applies to all voluntary changes in accounting for and reporting of changes in accounting principles and requires retrospective application to prior periods' financial statements of a voluntary change in accounting principles unless it is not practical to do so. APB Opinion No. 20, "Accounting Changes," previously required that most voluntary changes in accounting principles be recognized by including in net income (loss) of the period of the change, the cumulative effect of changing to the new accounting principle. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We have adopted SFAS No. 154 effective January 1, 2006. We do not expect the adoption of SFAS No. 154 to have a material impact on our financial position or results of operations.

        FIN 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No, 143." In March 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143." A conditional asset retirement obligation refers to a legal obligation to retire assets where the timing and/or method of settlement are conditioned on future events. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. We adopted the provisions of FIN 47 in 2005. The adoption of this Interpretation did not have a material impact on our consolidated financial position, results of operations or cash flows.

        FSP Nos. FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." In November 2005, the FASB issued FSP Nos. FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." FSP Nos. 115-1 and FAS 124-1 address the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment. The FSPs also include accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in the FSPs clarify SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," SFAS No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations," and APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." We have reviewed the guidance of FSP Nos. FAS 115-1 and FAS 124-1 and have determined that our practices are consistent with the FSPs; therefore, the adoption of the FSPs on January 1, 2006 is not expected to have an impact on our consolidated financial statements.

NOTE B.    NET INCOME PER SHARE

Genzyme Stock (1):

        The following table sets forth our computation of basic and diluted net income per share of Genzyme Stock (amounts in thousands, except per share amounts):

	For the Years Ended December 31,
	2005	2004	2003
Net income	$441,489	$86,527	$82,143
Tax benefit allocated from Genzyme Biosurgery	—	—	8,720
Tax benefit allocated from Genzyme Molecular Oncology	—	—	3,420

Net income allocated to Genzyme Stock – basic	441,489	86,527	94,283
Effect of dilutive securities:
Interest expense and debt fee amortization, net of tax, related to our 1.25% convertible senior notes (2)	7,496	—	497

Net income allocated to Genzyme Stock – diluted	$448,985	$86,527	$94,780

Shares used in computing net income per common share—basic	254,758	228,175	219,376
Effect of dilutive securities:
Shares issuable upon the assumed conversion of our 1.25% convertible senior notes (2)	9,686	—	557
Stock options (3)	7,769	6,133	6,033
Warrants and stock purchase rights	11	10	10

Dilutive potential common shares	17,466	6,143	6,600

Shares used in computing net income per common share – diluted (2,3,4)	272,224	234,318	225,976

Net income per share:
Basic	$1.73	$0.38	$0.43

Diluted	$1.65	$0.37	$0.42

(1)
Effective July 1, 2003, in connection with the elimination of our tracking stock structure, we ceased allocating earnings to Genzyme Biosurgery and Genzyme Molecular Oncology. From that date forward, all of our earnings are allocated to Genzyme Stock. Earnings or losses allocated to Genzyme Biosurgery and Genzyme Molecular Oncology prior to July 1, 2003 remain allocated to those divisions and are not affected by the elimination of our tracking stock structure.

(2)
Reflects the retroactive application of the provisions of EITF Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share." The potentially dilutive effect of the 9.7 million shares of Genzyme Stock issuable upon conversion of our $690.0 million in principal of 1.25% convertible senior notes is excluded from the calculation of diluted earnings per share for the year ended December 31, 2004 because the effect would be anti-dilutive.

(3)
We did not include the securities described in the following table in the computation of diluted earnings per share because these securities had an exercise price greater than the average market price of Genzyme Stock during each such period (amounts in thousands):

	For the Years Ended December 31,
	2005	2004	2003
Shares of Genzyme Stock issuable upon exercise of outstanding options	1,265	6,078	8,974

(4)
We did not retroactively include the potentially dilutive effect of the assumed conversion of our $575.0 million in principal of 3% convertible subordinated debentures in the computation of dilutive earnings per share for Genzyme Stock for the year ended December 31, 2003, because we redeemed these debentures for cash in June 2004. The debentures were contingently convertible into approximately 8.2 million shares of Genzyme Stock at an initial conversion price of $70.30 per share.

Biosurgery Stock (1):

        For the period presented, basic and diluted net loss per share of Biosurgery Stock were the same. We did not include the securities described in the following table in the computation of Biosurgery Stock diluted net loss per share for the period presented because these securities would have an anti-dilutive effect due to the net loss allocated to Biosurgery Stock (amount in thousands):

For the Year Ended December 31, 2003
Shares of Biosurgery Stock issuable upon exercise of outstanding options	7,796
Warrants to purchase Biosurgery Stock	7
Biosurgery designated shares (2)	3,128
Biosurgery designated shares reserved for options (2)	62

Total shares excluded from the calculation of diluted net loss per share of Biosurgery Stock	10,993

(1)
Effective July 1, 2003, in connection with the elimination of our tracking stock structure, we ceased allocating earnings to Genzyme Biosurgery and Genzyme Molecular Oncology. From that date forward, all of our earnings are allocated to Genzyme Stock. Earnings or losses allocated to Genzyme Biosurgery and Genzyme Molecular Oncology prior to July 1, 2003 remain allocated to those divisions and are not affected by the elimination of our tracking stock structure.

(2)
Biosurgery designated shares were authorized shares of Biosurgery Stock that were not issued and outstanding, but which our board of directors could have issued, sold or distributed without allocating the proceeds to Genzyme Biosurgery. Effective July 1, 2003, all shares of Biosurgery Stock were cancelled in connection with the elimination of our tracking stock structure.

Molecular Oncology Stock (1):

        For the period presented, basic and diluted net loss per share of Molecular Oncology Stock were the same. We did not include the securities described in the following table in the computation of Molecular Oncology Stock diluted net loss per share for the period presented because these securities would have an anti-dilutive effect due to the net loss allocated to Molecular Oncology Stock (amounts in thousands):

For the Year Ended December 31, 2003
Shares of Molecular Oncology Stock issuable upon exercise of outstanding options	3,465
Molecular Oncology designated shares (2)	1,651

Total shares excluded from the calculation of diluted net loss per share of Molecular Oncology Stock	5,116

(1)
Effective July 1, 2003, in connection with the elimination of our tracking stock structure, we ceased allocating earnings to Genzyme Biosurgery and Genzyme Molecular Oncology. From that date forward, all of our earnings are allocated to Genzyme Stock. Earnings or losses allocated to Genzyme Biosurgery and Genzyme Molecular Oncology prior to July 1, 2003 remain allocated to those divisions and are not affected by the elimination of our tracking stock structure.

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

NOTE C. MERGERS AND ACQUISITIONS

Acquisition of Gene Therapy Assets from Avigen

        In December 2005, we acquired certain gene therapy assets from Avigen, a publicly-traded, biopharmaceutical company focused on unique small molecule therapeutics and biologics to treat serious neurological disorders, in exchange for an up-front cash payment of $12.0 million. We allocated the purchase price to the intangible assets acquired based on their estimated fair values as of December 19, 2005, the date of acquisition. We allocated $5.0 million of the up-front cash payment to technology in other intangible assets on our consolidated balance sheet and recorded a charge of $7.0 million to IPR&D. In addition, we may be obligated to make up to approximately $38 million of potential milestone payments based on the development and approval of, and royalty payments based on the sale of, products developed between now and 2020 that rely on the intellectual property purchased from Avigen.

In-Process Research and Development

        In connection with our acquisition of certain gene therapy assets from Avigen, we acquired IPR&D related to Avigen's Parkinson's disease program.

        As of the date this transaction closed, this program had not reached technological feasibility nor had an alternative future use. Accordingly, we allocated to IPR&D and charged to expense in our consolidated statements of operations in December 2005, $7.0 million, representing the portion of the $12.0 million up-front payment to Avigen attributable to the Parkinson's disease program.

        Management assumes responsibility for determining the IPR&D valuation. The fair value assigned to purchased IPR&D was 59% of the $12.0 million up-front payment to Avigen. This percentage represents management's assessment of the value of the Parkinson's disease program as compared to the combined total value of the acquired core technology and IPR&D.

        As of December 31, 2005, we estimated that it will take approximately six years and an investment of approximately $74 million to complete the development of, obtain approval for and commercialize a product arising from the acquired Parkinson's disease program.

Acquisition of Manufacturing Operation from Cell Genesys

        In November 2005, we acquired the San Diego, California manufacturing operation of Cell Genesys, a company focused on the development and commercialization of novel biological therapies for patients with cancer, for $3.2 million in cash, which was allocated to property, plant and equipment on our consolidated balance sheet. We included the acquired manufacturing operations in our consolidated statements of operations as of November 22, 2005, the date of acquisition.

Acquisition of Equal Diagnostics

        In July 2005, we acquired Equal Diagnostics, a privately-held diagnostics company in Exton, Pennsylvania, that formerly served as a distributor for our clinical chemistry reagents. We paid $5.0 million in initial cash payments and issued promissory notes to the three former shareholders of Equal Diagnostics totaling $10.0 million in principal and interest. These notes bear interest at 3.86% and are payable over eight years in equal annual installments commencing on March 31, 2007. In addition to these guaranteed payments, we may be obligated to make additional cash payments of up to an aggregate of approximately $8 million during the period commencing March 31, 2007 and ending March 31, 2014 based upon the gross margin of the acquired business, as defined in the purchase agreement. We accounted for the acquisition as a purchase and accordingly, included its results of operations in our consolidated statements of operations from July 15, 2005, the date of acquisition.

        The purchase price was allocated to the estimated fair value of the acquired tangible and intangible assets and assumed liabilities as follows (amounts in thousands):

Initial cash payments	$5,000
Present value of notes payable	8,586
Acquisition costs	250

Total purchase price	$13,836

Cash and cash equivalents	$500
Other current assets	3,119
Property, plant and equipment	58
Goodwill	5,344
Other intangible assets (to be amortized over 7 years)	4,850
Other noncurrent assets	14
Assumed liabilities	(49)

Allocated purchase price	$13,836

The purchase price was allocated to the intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed amounted to $5.3 million, which was allocated to goodwill. We expect that substantially all of the amount allocated to goodwill will be deductible for tax purposes. Pro forma results are not presented for the acquisition of Equal Diagnostics because the acquisition did not have a material effect on our results of operations.

Acquisition of Bone Care

        In July 2005, we acquired Bone Care, a publicly-held specialty pharmaceutical company based in Middleton, Wisconsin with a focus on nephrology. We paid gross consideration of $712.3 million in cash, including $668.4 million for the outstanding shares of Bone Care's common stock, $39.9 million to buy out options to purchase shares of Bone Care's common stock and restricted stock outstanding on the date of acquisition and approximately $4 million for acquisition costs. Net consideration was $604.3 million as we acquired Bone Care's cash and short-term investments totaling $108.0 million. As part of the transaction, we acquired Hectorol, a line of vitamin D2 pro-hormone products used to treat secondary hyperparathyroidism in patients on dialysis and those with earlier stage CKD which we have added to our renal business. We accounted for the acquisition as a purchase and accordingly, included its results of operations in our consolidated statements of operations from July 1, 2005, the date of acquisition.

        In October 2004, Bone Care was one of seven companies, all of which market treatments, therapies or diagnostics for kidney patients, that received a subpoena from the office of the United States Attorney for the Eastern District of New York. The subpoena required Bone Care to provide a wide range of documents related to numerous aspects of its business and operations. The subpoena included specific requests for documents related to testing for parathyroid hormone levels and vitamin D therapies. Bone Care has cooperated, and we continue to cooperate, with the government's investigation. To our knowledge, no civil or criminal proceedings have been initiated against Bone Care or Genzyme at this time, although we cannot predict when or if any proceedings might be initiated. As a result, we have not recorded any contingent liabilities related to this investigation as of the acquisition date. Any such liabilities that may arise out of this investigation will be recorded in our consolidated financial statements, if they become probable and estimable prior to July 2006, as an increase to both the goodwill resulting from, and the liabilities assumed in connection with, our acquisition of Bone Care.

        The purchase price was allocated to the estimated fair value of the acquired tangible and intangible assets and assumed liabilities as follows (amounts in thousands, except share data):

Purchase of 20,254,600 shares of Bone Care common stock	$668,402
Buy out of options to purchase shares of Bone Care common stock and restricted stock	39,943
Acquisition costs	4,000

Total purchase price	$712,345

Cash and cash equivalents	$41,012
Short-term investments	67,015
Accounts receivable	10,499
Inventories	17,500
Deferred tax assets—current	28,623
Other current assets	2,278
Property, plant and equipment	2,895
Goodwill	227,739
Other intangible assets (to be amortized over 16 years)	504,200
In-process research and development	12,700
Deferred tax assets—noncurrent	13,454
Assumed liabilities:
Deferred tax liability	(185,546)
Liabilities for exit activities	(11,220)
Other	(18,804)

Allocated purchase price	$712,345

        The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed amounted to $227.7 million, which was allocated to goodwill. We expect that substantially all of the amount allocated to goodwill will not be deductible for tax purposes.

        The allocation of purchase price remains subject to potential adjustments, including adjustments for liabilities associated with certain exit activities, tax restructuring activities and liabilities that may arise from the government's investigation of Bone Care. Pro forma results are not presented for the acquisition of Bone Care because the acquisition did not have a material effect on our results of operations.

In-Process Research and Development

        In connection with our acquisition of Bone Care, we acquired IPR&D related to LR-103, a vitamin D therapeutic candidate that is an active metabolite of Hectorol. In biological models, this product candidate is readily absorbed after oral delivery and circulates through the bloodstream to tissues which respond to vitamin D hormones. Bone Care conducted early stage research of LR-103 in a variety of indications.

        As of the date this transaction closed, this project had not reached technological feasibility nor had an alternative future use. Accordingly, we allocated to IPR&D and charged to expense in our consolidated statements of operations in September 2005, $12.7 million, representing the portion of the purchase price attributable to this project.

        Management assumes responsibility for determining the IPR&D valuation. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from the project once it has reached technological feasibility. We used a discount rate of 24.5% and cash flows that have been probability-adjusted to reflect the risks of advancement through the product approval process. In estimating future cash flows, we also considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets.

        As of December 31, 2005, we estimated that it will take approximately six years and an investment of approximately $15 million to complete the development of, obtain approval for and commercialize LR-103.

Exit Activities

        In connection with our acquisition of Bone Care, we initiated an integration plan to consolidate and restructure certain functions and operations, including the relocation and termination of certain Bone Care personnel. These costs have been recognized as liabilities assumed in connection with the acquisition of Bone Care in accordance with EITF Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination," and are subject to potential adjustments as certain exit activities are confirmed or refined. The following table summarizes the liabilities established for exit activities related to the acquisition of Bone Care (amounts in thousands):

	Employee Related Benefits	Other Exit Activities	Total Exit Activities
Recorded at acquisition date	$10,759	$382	$11,141
Revision of estimate	80	—	80
Payments in 2005	(9,099)	—	(9,099)

Balance at December 31, 2005	$1,740	$382	$2,122

        We expect to pay employee related benefits to the former employees of Bone Care through the second half of 2006.

Acquisition of Verigen

        In February 2005, we acquired Verigen, a private company based in Leverkusen, Germany with a proprietary cell therapy product for cartilage repair (referred to as MACI) that is currently sold in Europe and Australia. We paid $11.8 million in initial cash payments and may be obligated to make additional cash payments of up to an aggregate of approximately $38 million over the next six years, based upon the achievement of development and commercial milestones relating to regulatory approval and commercialization of MACI in the United States, as well as contingent payments on worldwide sales of that product. We acquired approximately 96% of Verigen's outstanding shares in February 2005 and acquired the remaining outstanding shares in August 2005. We accounted for the acquisition as a purchase and accordingly, included its results of operations in our consolidated statements of operations from February 8, 2005, the date of acquisition.

        The purchase price was allocated to the estimated fair value of the acquired tangible and intangible assets and assumed liabilities as follows (amounts in thousands):

Initial cash payments	$11,803
Contingent purchase price liabilities	5,660
Acquisition costs	912

Total purchase price	$18,375

Cash and cash equivalents	$924
Other current assets	4,478
Property, plant and equipment	2,673
Other intangible assets (to be amortized over 10 years)	11,964
In-process research and development	9,500
Other noncurrent assets	1,023
Assumed liabilities:
Deferred tax liabilities	(4,641)
Liabilities for exit activities	(2,475)
Other	(5,071)

Allocated purchase price	$18,375

The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The estimated fair value of the assets acquired and liabilities assumed exceeded the initial payments by $5.7 million resulting in negative goodwill. We recorded as a liability, pursuant to SFAS No. 142, contingent consideration up to the amount of the negative goodwill. If and when contingent payments come due, we will apply the payments against the contingent liability. Contingent payments in excess of $5.7 million, if any, will be recorded as goodwill. During 2005, we paid $0.6 million of contingent payments. As of December 31, 2005, the remaining contingent liability is $5.1 million.

        The allocation of the purchase price remains subject to potential adjustments, including the valuation of acquired tax assets and restructuring liabilities. Pro forma results are not presented for the acquisition of Verigen because the acquisition did not have a material effect on our results of operations.

In-Process Research and Development

        In connection with our acquisition of Verigen, we acquired IPR&D related to MACI, a proprietary approach to cartilage repair. As of the date of our acquisition of Verigen, MACI, which has received marketing approvals in Europe and Australia, had not reached technological feasibility in the United States due to lack of regulatory approval and did not have an alternative use. Accordingly, we allocated to IPR&D, and charged to expense in our consolidated statements of operations in March 2005, $9.5 million, representing the portion of the purchase price attributable to this project in the United States.

        Management assumes responsibility for determining the IPR&D valuation. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from the project once it has reached technological feasibility in the United States. We used a discount rate of 24% and cash flows that have been probability-adjusted to reflect the risks of advancement through the product approval process. In estimating future cash flows, we also considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets.

        As of December 31, 2005, we estimated that it will take approximately six years and an investment of approximately $33 million to complete the development of, obtain approval for and commercialize MACI in the United States.

Exit Activities

        In connection with our acquisition of Verigen, we initiated an integration plan to consolidate and restructure certain functions and operations, including the relocation or termination of certain Verigen personnel and the closure of certain of Verigen's leased facilities. These costs have been recognized as liabilities assumed in connection with the acquisition of Verigen in accordance with EITF Issue No. 95-3 and are subject to potential adjustments as certain exit activities are confirmed or refined. The following table summarizes the liabilities established for exit activities related to the acquisition of Verigen (amounts in thousands):

	Employee Related Benefits	Closure of Leased Facilities	Other Exit Activities	Total Exit Activities
Recorded at acquisition date	$975	$1,327	$126	$2,428
Revision of estimate	17	(24)	50	43
Payments in 2005	(899)	(1,041)	(169)	(2,109)
Adjustments (1)	(65)	(87)	(7)	(159)

Balance at December 31, 2005	$28	$175	$—	$203

(1)
Represents foreign currency revaluation adjustments because the liabilities for exit activities are denominated in Euros.

        We expect to pay employee related benefits to the former employees of Verigen and make payments related to leased facilities of Verigen through the first half of 2006.

Acquisition of Synvisc Sales and Marketing Rights from Wyeth

        In January 2005, we consummated an arrangement with Wyeth under which we reacquired the sales and marketing rights to Synvisc in the United States, as well as Germany, Poland, Greece, Portugal and the Czech Republic. Upon closing this transaction, we began to record revenue from sales of Synvisc to end-users in all of these territories except Greece. We began selling Synvisc directly to end-users in Greece effective July 1, 2005. In exchange for the sales and marketing rights, we paid a total of $121.0 million in cash to Wyeth in 2005 and $0.3 million of acquisition costs, of which $0.2 million were paid in 2005. We also accrued contingent payments to Wyeth totaling $59.6 million during 2005, of which $50.9 million had been paid as of December 31, 2005. Distribution rights (a component of other intangible assets, net) in our consolidated balance sheet as of December 31, 2005 include a total of $180.9 million for the initial and contingent payments (made or accrued) as of that date. We will make a series of additional contingent payments to Wyeth based on the volume of Synvisc sales in the covered territories. These contingent payments could extend out to June 2012, or could total a maximum of $293.7 million, whichever comes first.

        We determined that the contingent payments to Wyeth represent contingent purchase price. Accordingly, as contingent payments are made in the future, the amounts will be recorded as additional purchase price for the underlying intangible asset. We calculate amortization expense for this intangible asset based on an economic use model, taking into account our forecasted future sales of Synvisc and the resulting estimated future contingent payments we will be required to make. We periodically update the estimates used in this amortization calculation based on changes in forecasted sales and resulting estimated contingent payments.

        We record SG&A expenses related to the additional Synvisc sales force we assumed from Wyeth in January 2005, and we continue to record all of the research and development expenses related to Synvisc.

        The reacquired Synvisc distribution rights qualify as an asset rather than an acquired business. As a result, we do not provide pro forma results for our reacquisition of the Synvisc distribution rights.

Acquisition of ILEX Oncology

        In December 2004, we completed our acquisition of ILEX Oncology, an oncology drug development company. The transaction had a total value of approximately $1 billion, based on the $55.88 per share value of the 18.5 million shares of our common stock exchanged in the acquisition. We accounted for the acquisition as a purchase and accordingly, included its results of operations in our consolidated statements of operations from December 20, 2004, the date of acquisition.

        The purchase price was allocated to the acquired tangible and intangible assets and assumed liabilities based on their estimated fair values at the date of acquisition as follows (amounts in thousands, except share data):

Issuance of 18,457,679 shares of Genzyme Stock	$1,031,485
Issuance of options to purchase 1,736,654 shares of Genzyme Stock	38,440
Acquisition costs	10,349

Total purchase price	$1,080,274

Cash and cash equivalents	$121,128
Restricted cash	604
Accounts receivable	12,501
Inventories	16,984
Deferred tax assets—current	36,766
Other current assets	3,168
Property, plant and equipment	2,162
Restricted long-term investments	1,691
Goodwill	445,640
Other intangible assets (to be amortized over 11 to 12 years)	228,627
In-process research and development	254,520
Deferred tax assets—noncurrent	66,402
Other noncurrent assets	1,648
Assumed liabilities:
Notes payable—short-term	(19,968)
Unfavorable lease liability	(1,610)
Liabilities for exit activities	(6,270)
Income tax payable	(47,535)
Other	(36,184)

Allocated purchase price	$1,080,274

        We also recorded an estimated tax liability of $47.5 million related to the integration of ILEX Oncology. The excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed amounted to $445.6 million, which was allocated to goodwill. We expect that substantially all of the amount allocated to goodwill will not be deductible for tax purposes.

In-Process Research and Development

        In connection with our December 2004 acquisition of ILEX Oncology, we acquired IPR&D related to three development projects, Campath (for indications other than B-cell chronic lymphocytic leukemia), Clolar and tasidotin hydrochloride. As of the date of our acquisition of ILEX Oncology, none of these projects had reached technological feasibility nor had an alternative future use. Accordingly, we allocated to IPR&D, and charged to expense in our consolidated statements of operations in December 2004, $254.5 million, representing the portion of the purchase price attributable to these projects, of which $96.9 million is attributable to the Campath development projects, $113.4 million is attributable to the Clolar development projects and $44.2 million is related to the tasidotin development projects. In December 2004, after the date of our acquisition of ILEX Oncology, the FDA granted marketing approval for Clolar for the treatment of children with refractory or relapsed acute lymphoblastic leukemia.

        As of December 31, 2005, we estimated that it will take approximately two to five years and an investment of approximately $119 million to complete the development of, obtain approval for and commercialize Campath for non-Hodgkin's lymphoma, multiple sclerosis and other cancer and noncancer indications. We estimated that it will take approximately two to five years and an investment of approximately $66 million to complete the development of, obtain approval for and commercialize Clolar for hematologic cancer, solid tumor and additional pediatric acute leukemia indications. We estimated that it will take approximately four years and an investment of approximately $24 million to complete the development of, obtain approval for and commercialize tasidotin.

Exit Activities

        In connection with our acquisition of ILEX Oncology, we initiated an integration plan to consolidate and restructure certain functions and operations, including the relocation or termination of certain ILEX Oncology personnel and the closure of certain of ILEX Oncology's leased facilities. These costs have been recognized as liabilities assumed in connection with the acquisition of ILEX Oncology in accordance with EITF Issue No. 95-3 and are subject to potential adjustments as certain exit activities are confirmed or refined.

        The following table summarizes the liabilities established for exit activities related to our acquisition of ILEX Oncology (amounts in thousands):

	Employee Related Benefits	Closure of Leased Facilities	Other Exit Activities	Total Exit Activities
Recorded at acquisition date	$4,900	$216	$214	$5,330
Payments in 2004	—	(140)	(5)	(145)

Balance at December 31, 2004	4,900	76	209	5,185
Revision of estimate	939	—	10,808	11,747
Payments in 2005	(5,383)	(52)	(3,282)	(8,717)

Balance at December 31, 2005	$456	$24	$7,735	$8,215

        In June 2005, we accrued a $9.8 million liability related to the termination of a development contract we assumed in connection with the acquisition of ILEX Oncology. The payment was recorded as a $6.9 million increase to goodwill, net of tax, and a $9.8 million increase to accrued expenses. In November 2005, we paid $2.1 million of this liability and in January 2006, we paid the remaining $7.7 million.

        We expect to pay employee related benefits to the former employees of ILEX Oncology through the second quarter of 2006.

Acquisition of Physician Services and Analytical Services Business Units of IMPATH

        In May 2004, we acquired substantially all of the pathology/oncology testing assets related to the Physician Services and Analytical Services business units of IMPATH, a national medical testing provider, for total cash consideration of $215.3 million, including acquisition costs. We accounted for the acquisition as a purchase and accordingly, included the results of operations related to the acquired business units in our consolidated statements of operations from May 1, 2004, the date of acquisition. The purchase price is subject to adjustment based upon the completion of a post-closing assessment of the working capital of the acquired business units as of April 30, 2004.

        The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed amounted to $157.5 million, which was allocated to goodwill. We expect that substantially all of the amount allocated to goodwill will be deductible for tax purposes. Pro forma results are not presented for our acquisition of the pathology/oncology testing assets of IMPATH because the acquisition did not have a material effect on our results of operations.

Acquisition of SangStat

        In September 2003, we completed an all cash tender offer for the outstanding common stock (and associated preferred stock purchase rights) of SangStat for $22.50 per outstanding SangStat share. We acquired three marketed products, Thymoglobulin, Lymphoglobuline and Celsior, as well as product candidates in the clinical trial and research stages. The aggregate consideration paid was $636.6 million in cash. We accounted for the acquisition as a purchase and accordingly, the results of operations of SangStat are included in our consolidated financial statements from September 11, 2003, the day after the expiration of the successful tender offer.

In-Process Research and Development

        In connection with our acquisition of SangStat, we acquired IPR&D related to two projects, RDP58 and cyclosporine capsule. RDP58 is a novel inhibitor of several inflammatory cytokines. Cyclosporine capsule is a smaller-size formulation of generic cyclosporine, an immunosuppressive agent. As of the acquisition date, neither project had reached technological feasibility nor had an alternative future use. Accordingly, we allocated to IPR&D, and charged to expense in our consolidated statements of operations in September 2003, $158.0 million, representing the portion of the purchase price attributable to these two projects, of which $138.0 million was attributable to RDP58 and $20.0 million was attributable to cyclosporine capsule.

        In March 2004, we entered into an agreement with PGP, a subsidiary of The Proctor & Gamble Company, under which we granted to PGP an exclusive, worldwide license to develop and market RDP58 for the treatment of gastrointestinal and other disorders. We retained development and commercialization rights to RDP58 in pulmonary and other disorders that were not specifically licensed to PGP and also retained co-promotion rights with PGP in oncology-related disorders, such as chemotherapy-induced diarrhea. In exchange for the grant of the license, PGP paid us an upfront fee, and agreed to make milestone payments and pay royalties on product sales. In December 2005, PGP exercised its option to terminate the agreement and discontinue development. As a result, we recognized $9.0 million of previously deferred revenue in our consolidated statements of operations.

We are not currently pursuing any internal development of RDP58, and no further internal development is planned for this program.

        Although we received marketing authorization for both the 25mg and 100mg cyclosporine capsules in a European country in March 2004, we terminated our license for cyclosporine capsules effective April 2005.

Exit Activities

        In connection with the acquisition of SangStat, we initiated an integration plan to consolidate and restructure certain functions and operations of SangStat, including the relocation or termination of certain SangStat personnel and the closure of certain of SangStat's leased facilities. These costs have been recognized as liabilities assumed in connection with the purchase of SangStat in accordance with EITF Issue No. 95-3. The following table summarizes the liabilities established for exit activities related to the acquisition of SangStat (amounts in thousands):

	Employee Related Benefits	Closure of Leased Facilities(1)	Other Exit Activities	Total Exit Activities
Recorded at acquisition date	$7,118	$2,561	$49	$9,728
Revision of estimate	1,315	(233)	257	1,339
Payments in 2003	(831)	—	—	(831)

Balance at December 31, 2003	7,602	2,328	306	10,236
Revision of estimate	(455)	(320)	(184)	(959)
Payments in 2004	(5,454)	(1,408)	(122)	(6,984)

Balance at December 31, 2004	1,693	600	—	2,293
Revision of estimate	(589)	(408)	—	(997)
Payments in 2005	(1,079)	(192)	—	(1,271)

Balance at December 31, 2005	$25	$—	$—	$25

(1)
Includes costs associated with the closure of leased facilities in California, Germany, Spain and Canada.

        We expect to pay employee related benefits and make payments related to leased facilities through the first quarter of 2006.

Pro Forma Financial Summary (Unaudited)

        The following pro forma financial summary is presented as if the acquisitions of ILEX Oncology and SangStat were completed as of the beginning of each period presented. The pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisitions been consummated on those dates, or of the future operations of the combined entities. Material nonrecurring charges related to these acquisitions, such as IPR&D charges of $254.5 million resulting from the acquisition of ILEX Oncology and $158.0 million resulting from the acquisition of SangStat, are included in the following pro forma financial summary:

	For the Years Ended December 31,
	2004	2003
Total revenues	$2,235,274	$1,834,907

Net income (loss)	$43,805	$(398,708)

Net income (loss) allocated to Genzyme Stock	$43,805	$(236,833)

Net income (loss) per share allocated to Genzyme Stock:
Basic	$0.18	$(1.00)

Diluted	$0.17	$(1.00)

Weighted average shares outstanding:
Basic	246,028	237,834

Diluted	252,499	237,834

Net loss allocated to Biosurgery Stock:
Net loss allocated to Biosurgery Stock		$(152,651)

Net loss per share allocated to Biosurgery Stock—basic and diluted		$(3.76)

Weighted average shares outstanding—basic and diluted		40,630

Net loss allocated to Molecular Oncology Stock:
Net loss allocated to Molecular Oncology Stock		$(9,224)

Net loss per share allocated to Molecular Oncology Stock		$(0.54)

Weighted average shares outstanding—basic and diluted		16,958

Pro forma results are not presented for the acquisitions of Equal Diagnostics, Bone Care or Verigen for the years ended December 31, 2005 or 2004 because those acquisitions individually, and in the aggregate, did not have a material effect on our results of operations in those periods.

NOTE D.    DISPOSITION OF ASSETS

        In June 2003, we sold to Teleflex, for $34.5 million in cash, substantially all of the tangible and intangible assets directly associated with our cardiac devices business, excluding our Fall River, Massachusetts manufacturing facility, the assets related to our FocalSeal product and certain other assets. In addition, Teleflex assumed $6.3 million of trade obligations directly associated with our cardiac devices business. The assets sold had a net carrying value of $68.1 million at the time of the sale. We recorded a net loss of $27.7 million in our consolidated financial statements in June 2003 in connection with this sale. We also recorded a tax benefit of $9.2 million for the reversal of related deferred tax liabilities, which was also recorded in our consolidated statements of operations. Teleflex was leasing the Fall River facility in August 2004 and exercised its option to extend the term of the lease to June 30, 2005. As of June 30, 2005 this lease terminated and Teleflex moved.

NOTE E.    DERIVATIVE FINANCIAL INSTRUMENTS

        We had a floating rate capital lease obligation related to our administrative offices in Waltham, Massachusetts that required us to make interest-only lease payments of approximately $2 million per year through October 31, 2005, the end of the lease term. Through October 2005, we used an interest rate swap to mitigate the risk associated with this floating rate lease obligation and designated the swap as a cash flow hedge. Because the critical terms of the swap agreement corresponded to the related lease obligation, there were no amounts of hedge ineffectiveness for any period presented. No gains or losses were excluded from the assessment of hedge effectiveness. Through October 2005, we recorded the differential to be paid or received on the swap as incremental interest expense. On October 31, 2005, we exercised our option to purchase the building and improvements for a purchase price equal to the total amount funded by the lessor of $25.0 million, plus $0.5 million of accrued interest and an insignificant amount of other closing costs. In connection with exercising this option, the interest rate swap was settled. The notional amount of this swap prior to settlement was $25.0 million.

        We periodically enter into foreign currency forward contracts, all of which have a maturity of less than three years. These contracts have not been designated as hedges and accordingly, unrealized gains or losses on these contracts are reported in current earnings. The notional settlement value of foreign currency forward contracts outstanding at December 31, 2005 is $85.9 million. At December 31, 2005, these contracts had a fair value of $0.9 million, representing an unrealized gain, which has been recorded in SG&A in our consolidated statement of operations for the year ended December 31, 2005 and in prepaid expenses and other current assets in our consolidated balance sheet as of December 31, 2005. At December 31, 2004, these contracts had a fair value of $4.1 million, repesenting an unrealized loss, which has been recorded in SG&A in our consolidated statements of operations for the year ended December 31, 2004 and in accrued expenses and in our consolidated balance sheet as of December 31, 2004.

NOTE F.    ACCOUNTS RECEIVABLE

        Our trade receivables primarily represent amounts due from distributors, healthcare service providers, and companies and institutions engaged in research, development or production of pharmaceutical and biopharmaceutical products. We perform credit evaluations of our customers on an ongoing basis and generally do not require collateral. We state accounts receivable at fair value after reflecting certain allowances. The allowances were $46.1 million at December 31, 2005 and $42.4 million at December 31, 2004.

NOTE G.    INVENTORIES

	December 31,
	2005	2004
	(Amounts in thousands)
Raw materials	$76,466	$65,000
Work-in-process	90,629	79,747
Finished goods	130,557	148,911

Total	$297,652	$293,658

        In December 2005, we recorded $16.9 million in charges to write off the cost of unsuccessful production runs of Cerezyme and Myozyme that occurred at our Allston Landing manufacturing plant.

        In connection with our acquisition of Bone Care in July 2005, we acquired $17.5 million of inventory, including $1.9 million of raw materials, $7.4 million of work-in-process and $8.2 million of finished goods.

        In connection with our acquisition of ILEX Oncology in December 2004, we acquired $17.0 million of inventory, including $0.8 million of raw materials and $16.2 million of finished goods. In December 2005, we recorded a charge of $11.2 million to write off expiring Clolar inventory acquired in connection with the acquisition of ILEX Oncology.

        We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory prior to regulatory approval. If a product is not approved for sale, it would likely result in the write off of the inventory and a charge to earnings. Our total inventories included $18.8 million at December 31, 2005 and $5.6 million at December 31, 2004, of Myozyme inventory, primarily consisting of finished goods, which has not yet been approved for sale. We submitted marketing applications for Myozyme in the European Union in December 2004 and in the United States in July 2005.

NOTE H.    PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2005	2004
	(Amounts in thousands)
Plant and equipment	$771,971	$657,697
Land and buildings	547,082	473,400
Leasehold improvements	206,242	203,204
Furniture and fixtures	41,503	44,029
Construction-in-progress	308,411	429,474

	1,875,209	1,807,804
Less accumulated depreciation	(554,396)	(497,548)

Property, plant and equipment, net	$1,320,813	$1,310,256

        Our total depreciation expense was $103.0 million in 2005, $95.6 million in 2004 and $80.2 million in 2003.

        We capitalize certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are included in property, plant and equipment, net on our consolidated balance sheet and amortized on a straight-line basis over the estimated useful lives of the software, which generally do not exceed 5 years. Net capitalized software and development costs were $19.1 million at December 31, 2005 and $11.8 million at December 31, 2004.

        We have non-cancelable capital lease obligations related to our new corporate headquarters, certain administrative offices and certain machinery and equipment. We had a capital lease obligation related to our administrative offices in Waltham, Massachusetts that required us to make interest-only lease payments of approximately $2 million per year through October 31, 2005, the end of the lease term. On October 31, 2005, we exercised our option to purchase the building and improvements for a purchase price equal to the total amount funded by the lessor of $25.0 million, plus $0.5 million of accrued interest and an insignificant amount of other closing costs.

        Our property, plant and equipment includes the following amounts for assets subject to capital leases (amounts in thousands):

December 31, 2005
Building – Corporate headquarters in Cambridge, Massachusetts	$130,689
Less accumulated depreciation	(19,412)

Assets subject to capital leases, net	$111,277

        We capitalize costs we have incurred in validating the manufacturing process for products which have reached technological feasibility. As of December 31, 2005, capitalized validation costs, net of accumulated depreciation, were $15.8 million. We have capitalized the following amounts of interest costs incurred in financing the construction of our manufacturing facilities (amounts in millions):

For the Years Ended December 31,
2005	2004	2003
$8.9	$8.7	$6.2

        The estimated cost of completion for assets under construction as of December 31, 2005 is $575.4 million.

        In 2004, due to a change in plans for future manufacturing capacity and research and development facilities, we determined that we will not require all of the space we had been leasing at our facility in Oklahoma City, Oklahoma. As a result, in December 2004, we recorded a charge of $2.1 million to research and development expenses in our consolidated statements of operations to record the exit costs related to space we have vacated and a charge for impaired assets of $4.5 million to write off the assets related to that specific area of our Oklahoma facility.

NOTE I.    GOODWILL AND OTHER INTANGIBLE ASSETS

  Goodwill

        The following tables contains the changes in our net goodwill during the years ended December 31, 2005 and 2004 (amounts in thousands):

	As of December 31, 2004	Acquisitions	Adjustments	As of December 31, 2005
Renal (1)	$76,753	$227,739	$—	$304,492
Therapeutics	354,709	—	—	354,709
Transplant (2)	132,111	—	(3,600)	128,511
Biosurgery	7,585	—	—	7,585
Diagnostics/Genetics (3,4)	240,005	5,344	(7)	245,342
Other (4,5)	479,753	—	(32,825)	446,928

Goodwill	$1,290,916	$233,083	$(36,432)	$1,487,567

	As of December 31, 2003	Acquisitions	Adjustments	As of December 31, 2004
Renal	$76,753	$—	$—	$76,753
Therapeutics	354,709	—	—	354,709
Transplant (2)	132,550	—	(439)	132,111
Biosurgery	7,585	—	—	7,585
Diagnostics/Genetics (3,4,6)	49,249	190,751	5	240,005
Other (4,5)	1,101	478,539	113	479,753

Goodwill	$621,947	$669,290	$(321)	$1,290,916

(1)
Includes the goodwill resulting from the acquisition of Bone Care in July 2005.

(2)
In 2005, includes $3.6 million of adjustments to SangStat's goodwill related to the reversal of a tax accrual. In 2004, includes adjustments related to the finalization of the purchase price allocation and revisions of estimates of liabilities established to exit activities as a result of our acquisition of SangStat in September 2003.

(3)
Includes the goodwill resulting from the acquisition of Equal Diagnostics in July 2005.

(4)
The adjustments to goodwill include foreign currency revaluation adjustments for goodwill denominated in foreign currencies.

(5)
Includes the goodwill resulting from the acquisition of ILEX Oncology in December 2004. We recorded $32.9 million of adjustments to the ILEX Oncology goodwill in 2005, mainly consisting of a decrease of $40.9 million related to a revision of estimate of deferred taxes, offset by an increase of $8.0 million primarily related to revisions of estimates of liabilities related to exit activities, of which $6.9 million, net of tax, represents a charge to terminate a development contract.

(6)
Includes $157.5 million of goodwill resulting from our acquisition of certain of the pathology/oncology testing assets of IMPATH in May 2004 and $33.2 million of goodwill resulting from our acquisition of substantially all of the assets of Alfigen in February 2004.

        We are required to perform impairment tests related to our goodwill under SFAS No. 142 annually, which we perform in the third quarter, and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. We completed the annual impairment tests for our $1.5 billion of net goodwill in the third quarter of 2005, as provided by SFAS No. 142, and determined that none of the goodwill allocated to our reporting units was impaired and, therefore, no impairment charges were required.

  Other Intangible Assets

        The following table contains information on our other intangible assets for the periods presented (amounts in thousands):

	As of December 31, 2005			As of December 31, 2004
	Gross Other Intangible Assets	Accumulated Amortization	Net Other Intangible Assets	Gross Other Intangible Assets	Accumulated Amortization	Net Other Intangible Assets
Technology (1)	$1,503,963	$(307,503)	$1,196,460	$1,011,068	$(206,194)	$804,874
Patents	183,360	(71,393)	111,967	183,360	(57,403)	125,957
Trademarks	60,227	(26,080)	34,147	60,227	(20,754)	39,473
License fees	44,777	(16,206)	28,571	44,789	(12,592)	32,197
Distribution rights (2)	195,299	(43,108)	152,191	14,075	(7,038)	7,037
Customer lists (3)	108,083	(41,861)	66,222	83,578	(25,444)	58,134
Other	2,078	(742)	1,336	11,420	(9,693)	1,727

Total	$2,097,787	$(506,893)	$1,590,894	$1,408,517	$(339,118)	$1,069,399

(1)
Includes additions in 2005 to technology valued at:

  •
  $11.9 million resulting from the acquisition of Verigen in February 2005. The value assigned to this technology will be amortized over its estimated useful life of 10 years;

  •
  $480.5 million resulting from the acquisition of Bone Care in July 2005. The value assigned to this technology will be amortized over its estimated useful life of 16 years; and

  •
  $5.0 million resulting from the acquisition of Avigen's gene therapy technology in December 2005. The value assigned to this technology will be amortized over its estimated useful life of 15 years.

(2)
Includes an additional $180.9 million in intangible assets resulting from our reaquisition of the Synvisc sales and marketing rights from Wyeth in January 2005.

(3)
Includes additions in 2005 to customer lists valued at:

  •
  $23.7 million resulting from the acquisition of Bone Care. The value assigned to this customer list will be amortized over its estimated useful life of 1.5 years; and

  •
  $4.9 million resulting from the acquisition of Equal Diagnostics in July 2005. The values assigned to the acquired customer list and customer database will be amortized over their estimated useful lives, both of which are 7 years.

        All of our other intangible assets are amortized over their estimated useful lives. Total amortization expense for our other intangible assets was:

  •
  $181.6 million for the year ended December 31, 2005;

  •
  $109.5 million for the year ended December 31, 2004; and

  •
  $80.3 million for the year ended December 31, 2003.

        The estimated future amortization expense for other intangible assets for the five succeeding fiscal years and thereafter is as follows (amounts in thousands):

Year Ended December 31,	Estimated Amortization Expense(1)
2006	$195,757
2007	179,776
2008	180,614
2009	188,914
2010	202,223
Thereafter	643,610

(1)
Includes estimated future amortization expense for the Synvisc distribution rights based on the forecasted future sales of Synvisc and the resulting future contingent payments we will be required to make. These contingent payments will be recorded as intangible assets when the payments are accrued.

NOTE J.    INVESTMENTS IN MARKETABLE SECURITIES AND STRATEGIC EQUITY INVESTMENTS

Marketable Securities (amounts in thousands):

	December 31,
	2005		2004
	Cost	Market Value	Cost	Market Value
Cash equivalents(1):
Corporate notes	$45,816	$45,816	$71,339	$71,345
Money market funds	34,069	34,069	257,412	257,412

	79,885	79,885	328,751	328,757

Short-term investments:
Corporate notes	108,539	108,121	18,674	18,866
U.S. Government agencies	41,256	40,856	38,179	38,134
Non U.S. Government agencies	8,011	7,864	—	—
U.S. Treasury notes	37,519	37,105	14,108	13,994

	195,325	193,946	70,961	70,994

Long-term investments:
Corporate notes	294,738	291,090	234,501	232,992
U.S. Government agencies	187,713	185,256	143,756	142,593
Non U.S. Government agencies	—	—	11,912	11,929
Fixed income fund	254	244	253	253
U.S. Treasury notes	127,569	126,606	141,378	140,495

	610,274	603,196	531,800	528,262

Total cash equivalents, short- and long-term investments	$885,484	$877,027	$931,512	$928,013

Investments in equity securities	$104,934	$135,930	$98,836	$150,253

(1)
Cash equivalents are included as part of cash and cash equivalents on our consolidated balance sheets.

        The following table contains information regarding the range of contractual maturities of our investments in debt securities (amounts in thousands):

	December 31,
	2005		2004
	Cost	Market Value	Cost	Market Value
Within 1 year	$275,210	$273,831	$399,712	$399,751
1-2 years	211,832	209,918	236,312	235,433
2-10 years	398,442	393,278	295,488	292,829

	$885,484	$877,027	$931,512	$928,013

Realized and Unrealized Gains and Losses on Marketable Securities and Investments in Equity Securities

        In April 2005, we sold our entire investment in the common stock of Theravance for $4.5 million in cash. Our investment in Theravance had a zero cost basis and, as a result, we recorded a gain of $4.5 million in gains (losses) on investments in equity securities in our consolidated statements of operations in April 2005 related to this sale.

        We review the carrying value of each of our strategic investments in equity securities on a quarterly basis for potential impairment. In September 2004, we recorded a $2.9 million impairment charge in connection with our investment in MacroGenics and in June 2003, we recorded a $3.6 million impairment charge in connection with our investment in the common stock of ABIOMED because we considered the decline in value of these investments to be other than temporary. Given the significance and duration of the decline in value of these investments as of September 30, 2004, with respect to our investment in MacroGenics, and as of June 30, 2003, with respect to our investment in ABIOMED, we concluded that it was unclear over what period the recovery of the stock price for these investments would take place, and accordingly, that any evidence suggesting that the investments would recover to at least our historical cost was not sufficient to overcome the presumption that the current market price was the best indicator of the value of these investments.

        At December 31, 2005, our stockholders' equity includes $32.5 million of unrealized gains and $1.5 million of unrealized losses related to our investments in strategic equity securities. None of these unrealized losses have been below our cost basis for more than a year.

        We record gross unrealized holding gains and losses related to our investments in marketable securities and strategic investments, to the extent they are determined to be temporary, in stockholders' equity. The following table sets forth the amounts recorded:

	December 31,
	2005	2004
Unrealized holding gains	$32.7 million	$57.1 million
Unrealized holding losses	$10.1 million	$9.2 million

        The following table shows the strategic investments in equity securities of unconsolidated entities that we hold as of December 31, 2005 (amounts in thousands):

	December 31, 2005
	Adjusted Cost	Market Value	Unrealized Gain/(Loss)
ABIOMED, Inc. (1)	$12,185	$21,323	$9,138
BioMarin Pharmaceutical Inc. (1,2)	18,000	22,666	4,666
Cambridge Antibody Technology Group plc (1,4)	41,012	55,519	14,507
Cortical Pty Ltd. (3,5)	736	736	—
Dyax Corp. (1)	1,096	3,003	1,907
GTC Biotherapeutics, Inc. (1)	5,811	8,077	2,266
MacroGenics, Inc. (3)	2,138	2,138	—
ProQuest Investments II, L.P. (3)	3,436	3,436	—
RenaMed Biologics, Inc. (3)	2,500	2,500	—
ViaCell, Inc. (1)	5,000	3,512	(1,488)
Private Equity Funds (6)	13,020	13,020	—

Total at December 31, 2005	$104,934	$135,930	$30,996

	December 31, 2004
	Adjusted Cost	Market Value	Unrealized Gain/(Loss)
	(Amounts in thousands)
Total at December 31, 2004	$98,836	$150,253	$51,417

(1)
Marketable equity securities that have readily determinable market values are stated at market value. We record temporary unrealized gains and losses related to these investments in other comprehensive income.

(2)
In January 2006, we sold our entire investment of 2.1 million shares in the common stock of BioMarin for net cash proceeds of $24.4 million and recorded a realized gain of $6.5 million in January 2006 in connection with this sale.

(3)
Equity securities without readily determinable market values and for which we do not exercise significant influence are stated at cost and are periodically reviewed for impairment.

(4)
Our investment in Cambridge Antibody Technology Group plc, or CAT, is denominated in British pounds sterling. We translated this investment into U.S. dollars at the current exchange rate on December 31, 2005.

(5)
Our investment in Cortical Pty Ltd. is denominated in Australian dollars. We translated this investment into U.S. dollars at the current exchange rate on December 31, 2005.

(6)
Our investments in private equity funds are stated at cost, which approximates market value.

        In addition to holding strategic equity investments in BioMarin, CAT, Dyax, GTC, MacroGenics and RenaMed, we also collaborate with or provide services to these companies. Our relationships with

CAT, Dyax, GTC and RenaMed are described below. Our relationships with BioMarin and MacroGenics are described in Note K., "Equity Method Investments."

CAT

        We have a strategic alliance with CAT, a UK-based biotechnology company for the development and commercialization of human monoclonal antibodies directed against transforming growth factor (TGF)-beta. Prior to September 2003, we owned 307,982 ordinary shares of CAT, which were purchased upon entering into the initial collaboration in September 2000. We purchased an additional 1.8 million ordinary shares of CAT in September 2003 for $15.8 million and an additional 2.5 million ordinary shares in October 2003 for $22.3 million. Following these purchases and as of December 31, 2005, we hold approximately 11% of the outstanding shares of CAT.

Dyax Corp.

        In October 1998, we entered into a collaboration agreement with Dyax to develop and commercialize DX-88, one of Dyax's proprietary compounds for the treatment of chronic inflammatory diseases. In May 2002, we restructured our collaboration agreement with Dyax. In 2003, we acquired a 49.99% interest in Dyax-Genzyme LLC, formerly known as Kallikrein LLC, a joint venture with Dyax for the development of DX-88 for hereditary angioedema, or HAE, and other chronic inflammatory diseases. As a result of our application of FIN 46, we have consolidated the results of Dyax-Genzyme LLC. Our consolidated balance sheet as of December 31, 2005 includes assets related to Dyax-Genzyme LLC, which are not significant and substantially all of which are lab equipment net of their associated accumulated depreciation. We have recorded Dyax's portion of this joint venture's losses as minority interest in our consolidated statements of operations.

        Under the terms of the collaboration agreement, both companies will share development costs of DX-88 for HAE going forward. In December 2005, we paid Dyax a $3.0 million milestone payment after dosing the first patient in a pivotal clinical trial of DX-88 for HAE. In addition, we will also be obligated to pay Dyax potential milestone payments of $10.0 million for the first product derived from DX-88 that is approved by the FDA.

        Dyax will also receive milestone payments from us of up to $15.0 million if DX-88 is approved in additional indications. Contingent upon successful development and receipt of regulatory approvals, Dyax-Genzyme LLC will market the product worldwide. We and Dyax will share equally in profits from sales of DX-88 for HAE and/or other chronic inflammatory diseases. In March 2003, we declined to exercise our option to acquire rights to DX-88 for surgical indications.

        In May 2002, we extended to Dyax a $7.0 million line of credit. Dyax issued a senior secured promissory note in the principal amount of $7.0 million to us under which it can request periodic advances of not less than $250,000 in principal, subject to certain conditions. Advances under this note were due, together with any accrued but unpaid interest, in May 2005. Dyax exercised its right to extend the maturity of the note from May 2005 to May 2007. As of December 31, 2005, Dyax had drawn $7.0 million under the note, which we have recorded as a note receivable-related party in our consolidated balance sheets. Advances under this note bear interest at the prime rate plus 2%, which was 9.25% at December 31, 2005. We consider Dyax to be a related party because the chairman and chief executive officer of Dyax is a member of our board of directors. As of December 31, 2005, we hold approximately 1% of the outstanding shares of Dyax common stock.

GTC

        On April 4, 2002, GTC purchased approximately 2.8 million shares of GTC common stock held by us for an aggregate consideration of $9.6 million. We received $4.8 million in cash and a promissory note for the remaining amount. In April 2005 we received $2.4 million in cash from GTC in partial payment of this note and in January 2006 GTC paid us the remaining $2.4 million. We accounted for our investment in GTC under the equity method of accounting until May 2002, at which point our ownership interest and board representation was reduced below 20% and we ceased to have the ability to exercise significant influence over GTC and accordingly, we began accounting for our investment in GTC under the cost method of accounting.

        The fair market value of our investment in GTC common stock was $8.1 million at December 31, 2005 and $7.5 million at December 31, 2004. As of December 31, 2005, we hold approximately 10% of the outstanding shares of GTC common stock.

        We provide GTC with certain research and development and administrative services and sublease to GTC laboratory and research space. We recognized revenue under the research and development agreement of $2.9 million in 2003. During 2005, we received approximately $1.1 million from GTC under our other agreements. At December 31, 2005, GTC owed us $3.2 million under these agreements, $1.5 million of which they paid in January 2006.

RenaMed

        In June 2005, we made a $2.5 million equity investment in a private financing completed by RenaMed, formerly Nephros Therapeutics, Inc. In September 2005, we entered into a strategic collaboration with RenaMed to develop and commercialize RenaMed's Bio-Replacement Therapy™ for the treatment of acute renal failure. The joint development and commercialization agreement calls for us to share costs and profits of the collaboration equally. We will contribute approximately $23 million of funding through the third quarter of 2006 to support the next stage of clinical development. As of December 31, 2005 we have made payments of $10.0 million towards this funding commitment. We may make additional payments to RenaMed upon completion of certain developmental milestones. These additional payments could total approximately $20 million. Thereafter, the agreement calls for shared program funding, and for us to make potential additional milestone payments to RenaMed upon product approval.

NOTE K.    EQUITY METHOD INVESTMENTS

        Our equity method investments are included in other noncurrent assets in our consolidated balance sheet and totaled $39.2 million at December 31, 2005 and $39.8 million at December 31, 2004.

        The following tables describe:

  •
  our portion of the net income (losses) of each equity method investment for the periods presented, which we have recorded as income (charges) to equity in income (loss) of equity method investments in our consolidated statements of operations; and

  •
  total net income (losses) of each equity method investment for the periods presented.

	Our Portion of the Net Income (Loss) of Our Equity Method Investments			Total Income (Losses) of Our Equity Method Investments
Equity Method Investment
	2005	2004	2003	2005	2004	2003
	(Amounts in millions)			(Amounts in millions)
BioMarin/Genzyme LLC	$7.1	$(9.7)	$(15.2)	$14.0	$(19.3)	$(29.7)
Peptimmune, Inc	(2.0)	(1.8)	(0.8)	(18.9)	(14.6)	(7.5)
Therapeutic Human Polyclonals, Inc.	(0.9)	(1.5)	(0.4)	(3.4)	(3.9)	(3.4)
MG Biotherapeutics LLC	(4.0)	(2.5)	—	(7.9)	(5.0)	—
Other	—	(0.1)	(0.3)	—	(0.2)	(0.3)

Totals	$0.2	$(15.6)	$(16.7)	$(16.2)	$(43.0)	$(40.9)

        Condensed financial information for our equity method investees is summarized below:

	For the Years Ended December 31,
	2005	2004	2003
	(Amounts in thousands)
Revenue	$76,698	$42,583	$11,540
Gross profit	52,185	27,630	6,816
Operating expenses	(62,361)	(71,321)	(47,903)
Net loss	(16,251)	(43,016)	(40,907)
	December 31,
	2005	2004
	(Amounts in thousands)
Current assets	$103,793	$109,097
Noncurrent assets	3,779	6,184
Current liabilities	12,441	19,351
Noncurrent liabilities	647	1,292

        The following describes our investments in BioMarin/Genzyme LLC and MG Biotherapeutics LLC. Our investments in Peptimmune and Therapeutic Human Polyclonals, Inc. are not significant.

BioMarin/Genzyme LLC

        In September 1998, we and BioMarin formed a joint venture, BioMarin/Genzyme LLC, to develop and commercialize Aldurazyme, a recombinant form of the human enzyme alpha-L-iduronidase, used to treat an LSD known as MPS I. BioMarin/Genzyme LLC is owned 50% by BioMarin and one of its wholly owned subsidiaries, which we refer to collectively as the BioMarin Companies, and 50% by us. In connection with the formation of BioMarin/Genzyme LLC, we, the BioMarin Companies and BioMarin/Genzyme LLC entered into a collaboration agreement under which we and the BioMarin Companies granted to BioMarin/Genzyme LLC a worldwide, exclusive, irrevocable, royalty-free right and license or sublicense to develop, manufacture and market Aldurazyme for the treatment of MPS I and other alpha-L-iduronidase deficiencies. All program-related costs for BioMarin/Genzyme LLC are equally funded by BioMarin, on behalf of the BioMarin Companies, and us. We and BioMarin are required to make monthly capital contributions to BioMarin/Genzyme LLC to fund budgeted operating costs. If either BioMarin or Genzyme fails to make all or two or more of the monthly capital contributions, and the other party does not exercise its right to terminate the collaboration agreement or compel performance of the funding obligation, the defaulting party's (or, in the case of default by BioMarin, the BioMarin Companies') percentage interest in BioMarin/Genzyme LLC and future funding responsibility will be adjusted proportionately. BioMarin and Genzyme did not make any capital contributions to BioMarin/Genzyme LLC in 2005 because BioMarin/Genzyme LLC had sufficient cash to meet its financial obligations.

        On April 30, 2003, the FDA granted marketing approval for Aldurazyme as an enzyme replacement therapy for patients with the Hurler and Hurler-Scheie forms of MPS I, and Scheie patients with moderate to severe symptoms. Aldurazyme has been granted orphan drug status in the United States, which generally provides seven years of market exclusivity. On June 11, 2003, the European Commission granted marketing approval for Aldurazyme to treat the non-neurological manifestations of MPS I in patients with a confirmed diagnosis of the disease. Aldurazyme has been granted orphan drug status in the European Union, which generally provides ten years of market exclusivity.

        We are commercializing Aldurazyme on behalf of BioMarin/Genzyme LLC in the United States, Canada, the European Union, Latin America and the Asia Pacific regions. We continue to launch Aldurazyme in additional countries in the European Union, Latin America and the Asia Pacific regions on a country-by-country basis as pricing and reimbursement approvals are obtained. Aldurazyme is manufactured at BioMarin's facility in Novato, California and is sent to either our manufacturing facility in Allston, Massachusetts or to a third-party facility for the final fill-finish process.

        Our portion of the net income (losses) of BioMarin/Genzyme LLC is included in equity in income (loss) of equity method investments in our consolidated statements of operations.

MG Biotherapeutics LLC

        In June 2004, we entered into a collaboration with Medtronic, Inc. for the development of new treatments for heart disease. One aspect of this collaboration involved the formation of MG Biotherapeutics LLC. In June 2004, we made an initial capital contribution of $10.0 million to MG Biotherapeutics LLC, which is included in other noncurrent assets in our consolidated balance sheets as of December 31, 2005 and 2004.

NOTE L.    ACCRUED EXPENSES

	December 31,
	2005	2004
	(Amounts in thousands)
Compensation	$147,089	$116,328
Rebates	50,304	33,464
Bank overdraft	49,035	31,085
Other	183,604	163,186

Total	$430,032	$344,063

NOTE M.    LONG-TERM DEBT AND LEASES

Long-Term Debt and Capital Lease Obligations

        Our long-term debt and capital lease obligations consist of the following (amounts in thousands):

	December 31,
	2005	2004
1.25% convertible senior notes due December 2023	$690,000	$690,000
Revolving credit facility maturing in December 2006	—	100,000
Notes payable	9,884	369
Capital lease obligations	121,420	150,125

	$821,304	$940,494

Less current portion	(5,652)	(129,503)

Noncurrent portion	$815,652	$810,991

        Over the next five years and thereafter, we will be required to repay the following principal amounts of our long-term debt (excluding capital leases) (amounts in millions):

2006	2007	2008	2009	2010	After 2010
$1.2	$0.7	$691.0	$1.1	$1.1	$4.8

1.25% Convertible Senior Notes

        On December 9, 2003, we completed the private placement of $690.0 million in principal of 1.25% convertible senior notes due December 1, 2023. After deducting offering costs of $17.0 million, net proceeds from the offering were approximately $673.0 million. We pay interest on these notes on June 1 and December 1 each year.

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

        Furthermore, on each of December 1, 2008, December 1, 2013 and December 1, 2018, holders of the notes may require us to purchase all or a portion of their notes at a purchase price equal to 100% of the principal amount of notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date. We may pay the purchase price, solely at our option, in cash, shares of Genzyme Stock or a combination of cash and shares of Genzyme Stock, provided that we will pay any accrued and unpaid interest in cash. The shares of Genzyme Stock will be valued at 100% of the average closing sale price of Genzyme Stock for the 10 trading days immediately preceding, and including, the third business day immediately preceding the purchase date.

        Interest expense related to these notes was $11.9 million in 2005 and $12.0 million in 2004. These amounts include $3.2 million in 2005 and $3.3 million in 2004 for amortization of debt offering costs. The fair value of these notes was $781.0 million at December 31, 2005 and $729.7 million at December 31, 2004.

Revolving Credit Facility

        In December 2003, we entered into a three year $350.0 million revolving credit facility, maturing in December 2006. As of December 31, 2004, $100.0 million in principal remained outstanding under this facility. In January 2005, we repaid the entire $100.0 million in principal outstanding under the credit facility. In June 2005, we drew down $350.0 million under this facility to finance a portion of the cash consideration for our acquisition of Bone Care. In August 2005, we repaid $290.0 million in principal and in September 2005, we repaid the remaining $60.0 million in principal drawn under our revolving credit facility. As of December 31, 2005, no amounts were outstanding under our revolving credit facility. Borrowings under this credit facility bear interest at LIBOR plus an applicable margin. The terms of our revolving credit facility include various covenants, including financial covenants that require us to meet minimum liquidity and interest coverage ratios and to meet maximum leverage ratios. We currently are in compliance with these covenants.

Notes Payable

        Notes payable were assumed as follows:

  •
  $10.0 million in connection with our acquisition of Equal Diagnostics in July 2005 which bear interest at 3.86% and are payable over eight years in equal annual installments commencing on March 31, 2007;

  •
  $20.0 million in connection with our acquisition of ILEX Oncology in December 2004 which was subsequently paid in December 2004; and

  •
  an aggregate $7.0 million in connection with our acquisition of SangStat in September 2003. We paid $2.0 million in September 2003 and $5.0 million in December 2004 to satisfy these notes.

Capital Leases

        We have non-cancelable capital lease obligations related to certain machinery and equipment, administrative offices and our corporate headquarters.

        We had a capital lease obligation related to our administrative offices in Waltham, Massachusetts that required us to make interest-only lease payments of approximately $2.0 million per year through October 31, 2005, the end of the lease term. On October 31, 2005, we exercised our option to purchase the building and improvements for a purchase price equal to the total amount funded by the lessor of $25.0 million, plus $0.5 million of accrued interest and an insignificant amount of other closing costs.

        Our capital lease obligation related to our corporate headquarters, which we began to occupy in November 2003, requires us to make monthly payments of $1.3 million, which will be adjusted to $1.6 million in 2013. We have recorded the value of the building and related obligations of $130.7 million in our consolidated balance sheet. The term of the lease is for fifteen years and may be extended at our option for two successive ten-year periods.

        Over the next five years and thereafter, we will be required to pay the following amounts under our non-cancelable capital leases (amounts in millions):

2006	$15.4
2007	15.5
2008	15.4
2009	15.4
2010	15.4
Thereafter	133.6

Total lease payments	210.7
Less: interest	(89.3)

Total principal payments	121.4
Less current portion	(4.5)

Total	$116.9

NOTE M.    LONG-TERM DEBT AND LEASES

  Operating Leases

        We lease facilities and personal property under non-cancelable operating leases with terms in excess of one year. Our total expense under operating leases was (amounts in millions):

For the Years Ended December 31,
2005	2004	2003
$47.0	$45.7	$45.7

        Over the next five years and thereafter, we will be required to pay the following amounts under non-cancelable operating leases (amounts in millions):

2006	2007	2008	2009	2010	After 2010	Total
$48.2	$39.1	$34.9	$26.8	$22.0	$128.2	$299.2

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

        The following table describes the number of authorized and outstanding shares of our common stock at December 31, 2005 and 2004:

		Outstanding at December 31,
Series
	Authorized	2005	2004
Genzyme Stock, $0.01 par value	690,000,000	259,151,461	249,018,176

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

        Under a deferral agreement, a participant indicates the percentage of deferred compensation to allocate to cash and stock, upon which a cash deferral account and a stock deferral account are established. The cash account bears interest at the rate paid on 90-day Treasury bills with interest payable quarterly. The stock account is for amounts invested in hypothetical shares of Genzyme Stock. These amounts are converted into shares quarterly at the average closing price of the stock for all trading days during the quarter.

        Distributions are paid in a lump sum or in annual installments for up to five years. Payments begin the year following a director's termination of service or, subject to certain restrictions, in a year elected by the participant. As of December 31, 2005, three of the seven eligible directors had established accounts under this plan, and two of these three directors are currently participating in this plan. We have reserved 105,962 shares of Genzyme Stock to cover distributions credited to stock accounts under the plan. We had not made any stock distributions under this plan as of December 31, 2005. As of December 31, 2005, we have made cash distributions totaling $51,234 to one director under the terms of his deferral agreement.

Preferred Stock

	At December 31, 2005			At December 31, 2004
Series
	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding
Series A Junior Participating, $0.01 par value	3,000,000	—	—	3,000,000	—	—
Undesignated	7,000,000	—	—	7,000,000	—	—

	10,000,000	—	—	10,000,000	—	—

        On May 27, 2004, our shareholders approved amendments to our charter that:

  •
  eliminated the Series B and Series C designations of Genzyme preferred stock; and

  •
  increased the authorized amount of our Series A Junior Participating Preferred Stock, or Series A Preferred Stock, from 2,000,000 to 3,000,000 shares.

        Our charter permits us to issue shares of preferred stock at any time in one or more series. Our board of directors will establish the preferences, voting powers, qualifications, and special or relative rights or privileges of any series of preferred stock before it is issued.

Stock Rights

        Under our shareholder rights plan, each outstanding share of Genzyme Stock also represents one preferred stock purchase right. When the stock purchase rights become exercisable, the holders of Genzyme Stock will be entitled to purchase one two-hundredth of a newly issued share of Series A Preferred Stock, $0.01 par value per share, for $150.00.

        Each share of Series A Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share, but will be entitled to an aggregate dividend of 100 times the cash dividend declared per share of Genzyme Stock. Each share of Series A Preferred Stock will have 100 votes and will vote together with the Genzyme Stock. In the event of any merger, consolidation or other transaction in which Genzyme Stock is exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of Genzyme Stock.

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

Equity Plans

  Stock Option Plans

        The purpose of our stock option plans is to attract, retain and motivate our key employees, consultants and directors, upon whose judgment, initiative and efforts the financial success and growth of our business largely depends. Options granted under these plans can be either incentive stock options (ISO) or nonstatutory stock options (NSO), as specified in the plan. The following table contains information about our stock option plans.

			As of December 31, 2005
Plan Name	Group Eligible	Type of Option Granted	Options Reserved for Issuance	Options Outstanding	Options Available for Grant
2004 Equity Incentive Plan (1)	All key employees and consultants	ISO/NSO	16,662,300	6,655,624	10,006,676
2001 Equity Incentive Plan (1)	All key employees and consultants	ISO/NSO	10,949,795	10,851,459	98,336
1997 Equity Incentive Plan (1)	All key employees and consultants, except officers	NSO	14,091,394	13,804,614	286,780
1998 Director Stock Option Plan (2)	Non-employee board members	NSO	686,291	490,297	195,994
Assumed Options (3)			—	543,323	—

			42,389,780	32,345,317	10,587,786

(1)
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

(2)
These options are granted on the date of our annual shareholders meeting or at a director's initial appointment to the board, have an exercise price at fair market value on the date of grant, expire ten years after the initial grant date and vest on the date of the next annual shareholders meeting following the date of grant.

(3)
Consists of options we assumed through the acquisitions of Biomatrix, GelTex, Focal, Inc., Novazyme and ILEX Oncology.

        The following tables contain information regarding our stock option activity for the years ended December 31, 2003, 2004 and 2005:

	Shares Under Option	Weighted Average Exercise Price	Number Exercisable
GENZYME STOCK:
Outstanding at December 31, 2002	29,862,724	$29.23	16,002,081
Granted	7,529,838	45.74
Exercised	(5,998,204)	16.84
Forfeited and cancelled	(1,260,842)	52.30
Converted from Biosurgery Stock(1)	401,257	214.76
Converted from Molecular Oncology Stock(1)	198,855	141.97

Outstanding at December 31, 2003	30,733,628	37.95	17,779,047
Granted	9,051,690	43.66
Exercised	(4,663,495)	25.41
Forfeited and cancelled	(977,102)	55.99

Outstanding at December 31, 2004	34,144,721	40.66	20,616,197
Granted	8,213,024	63.08
Exercised	(9,283,230)	33.89
Forfeited and cancelled	(729,198)	61.81

Outstanding at December 31, 2005	32,345,317	$47.71	17,842,706

	Shares Under Option	Weighted Average Exercise Price	Number Exercisable
BIOSURGERY STOCK:
Outstanding at December 31, 2002	8,142,030	$10.65	4,734,922
Granted	58,550	2.10
Exercised	—	—
Forfeited and cancelled	(500,364)	10.27
Converted to Genzyme Stock	(7,700,216)	10.62

Outstanding at December 31, 2003, 2004 and 2005	—

	Shares Under Option	Weighted Average Exercise Price	Number Exercisable
MOLECULAR ONCOLOGY STOCK:
Outstanding at December 31, 2002	3,551,039	$7.97	1,990,842
Granted	39,000	2.49
Exercised	(5,680)	2.33
Forfeited and cancelled	(153,583)	7.24
Converted to Genzyme Stock	(3,430,776)	7.97

Outstanding at December 31, 2003, 2004 and 2005	—

(1)
In connection with the elimination of our tracking stock structure, we converted options and warrants to purchase shares of Biosurgery Stock and options to purchase shares of Molecular Oncology Stock into options and warrants to purchase shares of Genzyme Stock. While the issuance of the replacement options caused a new measurement date, the resulting intrinsic value was not significant.

        The following table contains information regarding the range of option prices for Genzyme Stock as of December 31, 2005:

		Weighted Average Remaining Contractual Life		Exercisable
Range Of Exercise Prices	Number Outstanding as of 12/31/05		Weighted Average Exercise Price	Number Exercisable as of 12/31/05	Weighted Average Exercise Price
$1.75 – $29.44	4,468,456	3.31	$23.21	4,401,229	$23.22
29.49 – 43.48	4,164,502	6.39	33.49	2,903,282	33.38
43.49 – 46.24	10,706,764	7.89	45.01	4,691,288	45.25
46.25 – 53.47	4,319,182	5.71	52.26	3,869,497	52.68
53.57 – 74.86	8,252,683	9.19	62.61	1,608,722	61.59
74.89 – 2,356.12	433,730	4.90	172.16	368,688	183.83

$1.75 – $2,356.12	32,345,317	7.07	$47.71	17,842,706	$43.88

Employee Stock Purchase Plan

        Our 1999 Employee Stock Purchase Plan allows employees to purchase our stock at a discount. Under this plan, the purchase price per share of Genzyme Stock is 85% of the lower of the fair market value of Genzyme Stock at the beginning of an enrollment period or on the purchase date. There are 5,829,391 shares of Genzyme Stock authorized for purchase under the plan as of December 31, 2005, of which 1,712,481 remain available. We place limitations on the number of shares of stock that can be purchased under the plan in a given year.

        The following table shows the shares purchased by employees for the past three years:

Shares Issued	Genzyme Stock	Biosurgery Stock	Molecular Oncology Stock
2003	970,496	202,151	84,143

2004	1,288,424	—	—
2005	852,712	—	—
Available for purchase as of December 31, 2005	1,712,481	—	—

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

        We created designated shares when we transferred cash or other assets from Genzyme General to Genzyme Biosurgery or Genzyme Molecular Oncology or from other interdivision transactions. As part of the elimination of our tracking stock structure, effective July 1, 2003 all outstanding designated shares of Biosurgery Stock and Molecular Oncology Stock were cancelled. We have reserved for issuance shares of Genzyme Stock to meet potential commitments under our Directors' Deferred Compensation Plan and with respect to outstanding options.

Notes Receivable from Shareholders

        In connection with our acquisition of Biomatrix, we assumed notes receivable from certain former employees, directors, and consultants of Biomatrix. The notes are full-recourse promissory notes that accrue interest at rates ranging from 5.30% to 7.18% and mature at various dates from May 2007 through September 2009, at which point the outstanding principal and accrued interest for each note will become payable. As of December 31, 2005, there is a total of $14.4 million of outstanding principal and accrued interest for these notes, which we recorded in shareholders' equity because the notes were originally received in exchange for the issuance of stock.

NOTE O.    COMMITMENTS AND CONTINGENCIES

Legal Proceedings

        We periodically become subject to legal proceedings and claims arising in connection with our business.

        Four lawsuits have been filed against us regarding the exchange of all of the outstanding shares of Biosurgery Stock for shares of Genzyme Stock in connection with the elimination of our tracking stocks in July 2003. Each of the lawsuits is a purported class action on behalf of holders of Biosurgery Stock.

The first case, filed in Massachusetts Superior Court in May 2003, alleged a breach of the implied covenant of good faith and fair dealing in our charter and a breach of our board of directors' fiduciary duties. The plaintiff in this case sought an injunction to adjust the exchange ratio for the tracking stock exchange. The Court dismissed the complaint in November 2003, but the plaintiff has appealed this dismissal. This appeal was argued before the Massachusetts Appeals Court in March 2005 and we are awaiting the Appeals Court's ruling. Two substantially similar cases were filed in Massachusetts Superior Court in August and October 2003. These cases were consolidated in January 2004, and in July 2004, the consolidated case was stayed pending disposition of a fourth case, which was filed in the United States District Court for the Southern District of New York in June 2003. The complaint initially alleged violations of federal securities laws, common law fraud, and a breach of the merger agreement with Biomatrix in addition to the state law claims contained in the other cases. The plaintiffs initially sought an adjustment to the exchange ratio, the rescission of the acquisition of Biomatrix, and unspecified compensatory damages. In November 2005, the plaintiffs in this case dropped all of the claims alleged in the initial complaint relating to the initial issuance of Biosurgery Stock and the acquisition of Biomatrix, and narrowed the putative class to include only those individuals who held Biosurgery Stock on May 8, 2003. We have filed a motion to dismiss the amended complaint and to oppose the class certification. Discovery in this case has been put on hold pending resolution of these motions. We believe each of these cases is without merit and continue to defend against them vigorously.

        On March 27, 2003, the Office of Fair Trading, or OFT, in the United Kingdom issued a decision against our wholly-owned subsidiary, Genzyme Limited, finding that Genzyme Limited held a dominant position and abused that dominant position with no objective justification by pricing Cerezyme in a way that excludes other delivery/homecare service providers from the market for the supply of home delivery and homecare services to Gaucher patients being treated with Cerezyme. In conjunction with this decision, the OFT imposed a fine on Genzyme Limited and required modification to its list price for Cerezyme in the United Kingdom. Genzyme Limited appealed this decision to the Competition Appeal Tribunal. On May 6, 2003, the Tribunal issued an order that stayed the OFT's decision, but required Genzyme Limited to provide a homecare distributor a discount of 3% per unit during the appeal process. The Tribunal issued its judgment on Genzyme Limited's appeal on March 11, 2004, rejecting portions of the OFT's decision and upholding others. The Tribunal found that the list price of Cerezyme should not be reduced, but that Genzyme Limited must negotiate a price for Cerezyme that will allow homecare distributors an appropriate margin. The Tribunal also reduced the fine imposed by the OFT for violation of U.K. competition laws. In response to the Tribunal's decision, we recorded an initial liability of approximately $11 million in our 2003 financial statements and additional liabilities totaling approximately $2 million during 2004 and 2005. Genzyme Limited and the OFT were unable to negotiate a price for Cerezyme for homecare distributors and, as a result, on September 29, 2005, the Tribunal issued a ruling establishing the discount to be provided by Genzyme Limited to homecare distributors at 7.2%, which approximates the figure used to calculate the initial liability of approximately $11 million we recorded in 2003, and the additional liabilities of approximately $2 million we recorded in 2004 and 2005. Genzyme Limited has decided not to appeal this decision.

        We are not able to predict the outcome of the pending legal proceedings listed here, or other legal proceedings, or estimate the amount or range of any reasonably possible loss we might incur if we do not prevail in the final, non-appealable determinations of such matters. Therefore, except for the liabilities recorded in connection with the Tribunal's decision regarding Cerezyme pricing in the United Kingdom, we have no current accruals for these potential contingencies. We cannot provide you with assurance that the legal proceedings listed here, or other legal proceedings, will not have a material adverse impact on our financial condition or results of operations.

NOTE P.    INCOME TAXES

        Our income (loss) before income taxes and the related income tax provision are as follows:

	For the Years Ended December 31,
	2005	2004	2003
	(Amounts in thousands)
Domestic	$558,434	$103,470	$(41,764)
Foreign	70,485	124,226	46,819

Total	$628,919	$227,696	$5,055

Currently payable:
Federal	$105,542	$51,742	$42,928
State	33,804	11,769	8,107
Foreign	32,784	32,611	14,611

Total	172,130	96,122	65,646

Deferred:
Federal	32,591	44,423	5,738
State	(19,282)	(2,255)	118
Foreign	1,991	2,879	1,145

Total	15,300	45,047	7,001

Provision for income taxes	$187,430	$141,169	$72,647

        Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	For the Years Ended December 31,
	2005	2004	2003
	(Amounts in thousands)
Tax provision at U.S. statutory rate	35.0%	35.0%	35.0%
State taxes, net	1.6	2.8	114.0
Extra-territorial income	(2.8)	(7.1)	(221.0)
Domestic manufacturing deduction	(1.2)	—	—
Goodwill impairment	—	—	711.7
Charge for purchased research and development	1.2	39.1	1,094.0
Benefit of tax credits	(4.1)	(4.7)	(343.3)
Foreign rate differential	0.1	(4.4)	(13.4)
Other	—	1.3	60.1

Effective tax rate	29.8%	62.0%	1,437.1%

        Our effective tax rates for 2005, 2004 and 2003 varied from the U.S. statutory rate as a result of:

  •
  our provision for state income taxes;

  •
  the tax benefits from export sales;

  •
  the tax benefits from domestic production activities;

  •
  the impact of the write off of nondeductible goodwill in 2003;

  •
  benefits related to tax credits; and

  •
  the foreign rate differential.

  Our effective tax rate in each period was impacted by non-deductible charges for IPR&D of:

  •
  $22.2 million in 2005, of which $9.5 million was recorded in the first quarter of 2005 in connection with our acquisition of Verigen and $12.7 million was recorded in the third quarter of 2005 related to our acquisition of Bone Care;

  •
  $254.5 million in 2004, all of which was recorded in December 2004 in connection with our acquisition of ILEX Oncology; and

  •
  $158.0 million in 2003, all of which was recorded in September 2003 in connection with our acquisition of SangStat.

        In addition, our overall tax rate has changed significantly due to fluctuations in our income before taxes, which was $628.9 million in 2005, $227.7 million in 2004 and $5.1 million in 2003.

        The components of net deferred tax assets (liabilities) are described in the following table:

	December 31,
	2005	2004
	(Amounts in thousands)
Deferred tax assets:
Net operating loss carryforwards	$94,774	$149,106
Tax credits	12,665	30,245
Realized and unrealized capital (gains) losses	4,984	(3,575)
Inventory	12,448	4,730
Intercompany profit in inventory eliminations	56,269	42,559
Reserves, accruals and other	37,493	52,883

Gross deferred tax assets	218,633	275,948
Valuation allowance	—	(10,268)

Net deferred tax assets	218,633	265,680
Deferred tax liabilities:
Depreciable assets	1,600	(22,045)
Deferred gain	(898)	(898)
Intangible assets	(384,504)	(308,149)

Net deferred tax liabilities	$(165,169)	$(65,412)

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

        At December 31, 2005, we had for U.S. income tax purposes, net operating loss carryforwards of $268.7 million and tax credit carryforwards of $12.7 million. Our net operating loss carryforwards expire between 2009 and 2023 and the tax credits expire between 2011 and 2025. Ownership changes, as defined under the Internal Revenue Code, may have limited the amount of net operating loss carryforwards which may be utilized annually to offset future taxable income. For foreign purposes, we had net operating loss carryforwards of $10.8 million in 2005, which carry forward indefinitely.

        At December 31, 2004, we had a valuation allowance of $10.2 million. In 2005, we wrote off the corresponding deferred tax asset and reversed the valuation allowance.

        We are currently under IRS audits for tax years 1996 to 1999, 2002 to 2003 and in certain state and foreign jurisdictions. We believe that we have provided sufficiently for all audit exposures and assessments. Settlement of these audits or the expiration of the statute of limitations on the assessment of income taxes for any tax year may result in an increase or reduction of future tax provisions. Any such tax or tax benefit would be recorded upon final resolution of the audits or expiration of the applicable statute of limitations. We believe the settlement of these tax disputes may have a material effect on our financial statements.

NOTE Q.    BENEFIT PLANS

Defined Contribution Plans

        We have four defined contribution plans:

  •
  the Genzyme Corporation 401(k) Plan, which we refer to as the 401(k) Plan;

  •
  the Genzyme Surgical Products Corporation Savings and Investment Plan, which we refer to as the GSP Plan;

  •
  the SangStat Medical Corporation 401(k) Plan, which we refer to as the SangStat Plan; and

  •
  the Biomatrix, Inc. Retirement Plan, which we refer to as the Biomatrix Plan.

        The 401(k) Plan was established effective January 1, 1988 to provide a long-range program of systematic savings for eligible employees. Employees of Genzyme Corporation as well as our wholly-owned subsidiaries in the United States are eligible to participate in the 401(k) Plan, including employees of the former Deknatel Snowden Pencer, Inc., which we acquired in 1996, who also participate in the GSP Plan, employees of the former Biomatrix, which we acquired in December 2000, who also participate in the Biomatrix Plan and employees of the former SangStat, which we acquired in 2003, who also participate in the SangStat Plan. For 2005, eligible employees could elect, through salary reduction agreements, to have up to 18% or a maximum of $14,000 of their eligible compensation contributed on a pre-tax basis to the 401(k) Plan. We made bi-weekly matching contributions to the 401(k) Plan equal to:

  •
  100% of the elective contributions made to the 401(k) Plan by each participant to the extent that such elective contributions do not exceed 2% of the participant's eligible compensation for such pay period; and

  •
  50% of the amount of elective contributions made to the 401(k) Plan by the participant to the extent such elective contributions exceed 2% but do not exceed 4% of the participant's eligible compensation for such pay period.

        SG&A includes the following charges related to the 401(k) Plan, representing our matching contributions incurred in each year:

  •
  $16.0 million in 2005;

  •
  $13.7 million in 2004; and

  •
  $10.8 million in 2003.

        Effective December 31, 2000, the GSP Plan and the Biomatrix Plan were frozen. As of that date, no new contributions from participants or contributions from us have been accepted by either plan and no new participants have been allowed to enter these two plans. Existing participants continue to have full access to their account balances in the GSP Plan and Biomatrix Plan, including the ability to initiate fund transfers among the available investment options, loans and hardship distributions. Effective December 31, 2000, participants in both the GSP Plan and Biomatrix Plan became eligible to participate in the 401(k) Plan.

        In September 2003, in connection with the acquisition of SangStat, we terminated the SangStat Plan. In November 2004, we received approval for the termination from the IRS, at which time all participants in the SangStat Plan became fully vested in their account balances and had the option of receiving a ditribution, less applicable taxes and penalties, or transferring their balance to another qualified fund. As of December 31, 2005, the SangStat Plan had not been fully liquidated.

Defined Benefit Plans

        We have defined benefit pension plans for certain employees in countries outside the U.S. These plans are funded in accordance with requirements of the appropriate regulatory bodies governing each plan.

        The following table sets forth the funded status and the amounts recognized for our defined benefit pension plans outside the U.S. (amounts in thousands):

	December 31,
	2005	2004
Change in benefit obligation:
Projected benefit obligation, beginning of year	$53,889	$40,630
Service cost	2,983	2,477
Interest cost	2,761	2,316
Plan participants' contributions	1,209	1,030
Actuarial loss	11,707	4,176
Foreign currency exchange rate changes	(6,477)	3,715
Benefits paid	(1,287)	(455)

Projected benefit obligation, end of year	$64,785	$53,889

Change in plan assets:
Fair value of plan assets, beginning of year	$40,573	$31,826
Return on plan assets	8,148	3,010
Employer contribution	2,659	2,266
Plan participants' contributions	1,209	1,030
Foreign currency exchange rate changes	(4,667)	2,793
Benefits paid	(1,170)	(352)

Fair value of plan assets, end of year	$46,752	$40,573

Benefit obligation in excess of plan assets	$(18,033)	$(13,316)
Unrecognized net actuarial loss	22,050	18,298

Net amount recognized	$4,017	$4,982

        Amounts recognized in our consolidated balance sheets consist of (amounts in thousands):

	December 31,
	2005	2004
Prepaid benefit cost	$7,809	$9,153
Accrued benefit liability	(10,265)	(4,171)
Accumulated other comprehensive income	6,473	—

Net amount recognized	$4,017	$4,982

        The weighted average assumptions used in determining related obligations of pension benefit plans are shown below:

	December 31,
	2005	2004
Weighted average assumptions:
Discount rate	4.74%	5.24%
Rate of compensation increase	3.94%	3.92%

        The weighted average assumptions used to determine the net pension expense are shown below:

	December 31,
	2005	2004	2003
Weighted average assumptions:
Discount rate	5.23%	5.56%	5.75%
Rate of return on assets	7.32%	7.09%	6.36%
Rate of compensation increase	3.92%	3.89%	3.94%

        The components of net pension expense are as follows (amounts in thousands):

	December 31,
	2005	2004	2003
Service cost	$2,983	$2,477	$1,805
Interest cost	2,761	2,316	1,762
Expected return on plan assets	(8,149)	(3,010)	(1,326)
Amortization and deferral of actuarial loss	5,793	876	550

Net pension expense	$3,388	$2,659	$2,791

        The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows (amounts in thousands):

	December 31,
	2005 (1)	2004 (2)
Projected benefit obligation	$64,785	$4,269
Accumulated benefit obligation	56,715	3,927
Fair value of plan assets	46,751	—

(1)
As of December 31, 2004, includes our defined pension benefit plan in Germany, which we refer to as our German Pension Plan, and our defined pension benefit plan in the United Kingdom, which we refer to as our U.K. Pension Plan.

(2)
As of December 31, 2004, includes only our German Pension Plan.

        At December 31, 2005 and 2004, plan assets for our foreign defined pension benefit plans consist primarily of the assets of our U.K. Pension Plan. Defined pension benefit plan assets for our other foreign subsidiaries as of December 31, 2005 and 2004 were not significant.

        The investment objective of our U.K. Pension Plan is to maximize the overall return from investment income and capital appreciation without resorting to a high risk investment strategy. The plan has no employer-related investments. Our U.K. Pension Plan retains professional investment managers that invest plan assets primarily in equity securities, bonds, property, and cash and other investments, which is consistent with the plan's liability profile. The weighted average asset allocations for our U.K. Pension Plan are as follows:

	December 31,
	2005	2004
United Kingdom equity securities	55%	57%
Other overseas equity securities	25%	22%
Bonds	11%	10%
Real estate	5%	6%
Other	4%	5%

Total	100%	100%

        Our U.K. Pension Plan's benchmark asset allocation strategy is to invest plan assets 60% in U.K. equity securities, 20% in other overseas equity securities, 15% in bonds and 5% in property. The assumption made for the expected return on assets is based on the benchmark allocation strategy for our U.K. Pension Plan. Returns for individual asset categories are derived from market yields at the effective date, together with, in the case of equity-type assets, allowance for the additional future return expected from such assets compared to fixed interest investments.

Contributions

        We expect to contribute approximately $2 million to our U.K. Pension Plan in 2006.

Estimated Future Benefit Payments

        We expect to pay the following benefit payments for our defined pension benefit plans outside the United States, which reflect expected future service, as appropriate (amounts in thousands):

Estimated Future Benefit Payments
2006	$1,028
2007	1,069
2008	1,139
2009	1,200
2010	1,336
2011-2015	8,867

NOTE R.    SEGMENT INFORMATION

        In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," we present segment information in a manner consistent with the method we use to report this information to our management. Applying SFAS No. 131, we have five reporting segments as described in Note A. under the heading "Summary of Significant Accounting Policies—Business," to these financial statements. As described in Note A. above, effective January 1, 2005, as a result of changes in how we review our business, we reallocated the programs of our former drug discovery and development business unit, formerly reported under the caption "Other," amongst several of our existing reporting segments and business units as follows:

  •
  our tolevamer research and development program is now included in our Renal reporting segment;

  •
  our deferitrin (iron chelator) research and development program is now included in our Therapeutics reporting segment;

  •
  WelChol is now included in our bulk pharmaceuticals business unit and as a result, continues to be reported under the caption "Other;" and

  •
  our other drug discovery research and development programs are now included in our corporate science activities under the caption "Corporate."

        We have reclassified our 2004 and 2003 segment disclosures to conform to our 2005 presentation.

        We have provided information concerning the operations of these reportable segments in the following tables (amounts in thousands):

	For the Years Ended December 31,
	2005	2004	2003
Revenues:
Renal (1)	$452,000	$363,720	$281,701
Therapeutics (1)	1,322,034	1,114,919	859,675
Transplant (1,2)	145,912	151,363	44,320
Biosurgery (1)	353,176	209,516	253,292
Diagnostics/Genetics (1)	326,530	279,121	190,735
Other (1)	133,471	79,537	81,059
Corporate (1)	1,719	2,969	3,089

Total	$2,734,842	$2,201,145	$1,713,871

Depreciation and amortization expense:
Renal (1)	$66,626	$28,547	$27,418
Therapeutics (1)	14,602	12,394	11,798
Transplant (1)	30,199	36,199	11,276
Biosurgery (1)	69,200	32,785	35,481
Diagnostics/Genetics (1)	26,987	22,094	13,334
Other (1)	23,455	3,633	2,825
Corporate (1)	53,551	69,462	58,327

Total	$284,620	$205,114	$160,459

Equity in income (loss) of equity method investments:
Renal	$—	$—	$—
Therapeutics	7,076	(9,853)	(15,497)
Transplant	(893)	(1,486)	(449)
Biosurgery	—	—	—
Diagnostics/Genetics	—	—	—
Other	(3,988)	(2,485)	—
Corporate (3)	(2,044)	(1,800)	(797)

Total	$151	$(15,624)	$(16,743)

Income (loss) before income taxes:
Renal (1)	$75,212	$97,807	$42,426
Therapeutics (1)	711,838	586,717	401,098
Transplant (1)	8,297	(27,093)	(166,204)
Biosurgery (1,4)	11,687	(3,699)	(160,907)
Diagnostics/Genetics (1)	(10,989)	(15,465)	8,626
Other (1)	(90,518)	(284,153)	(29,126)
Corporate (1,5)	(76,608)	(126,418)	(90,858)

Total	$628,919	$227,696	$5,055

(1)
The results of operations of acquired companies and assets and the amortization expense related to acquired intangible assets are included in segment results beginning on the date of acquisition.

  Charges for IPR&D related to these acquisitions are included in segment results in the year of acquisition. Acquisitions completed since January 1, 2003 are:

Acquisition	Date Acquired	Business Segment(s)	IPR&D Charge
Gene therapy assets of Avigen	December 19, 2005	Therapeutics	$7.0 million
Manufacturing operation of Cell Genesys	November 22, 2005	Therapeutics	None
Equal Diagnostics	July 15, 2005	Diagnostics/Genetics	None
Bone Care	July 1, 2005	Renal/Corporate	$12.7 million
Verigen	February 8, 2005	Biosurgery/Corporate	$9.5 million
Synvisc sales and marketing rights from Wyeth	January 6, 2005	Biosurgery	None
ILEX Oncology	December 20, 2004	Other	$254.5 million
Pathology/oncology testing assets of IMPATH	May 1, 2004	Diagnostics/Genetics	None
Alfigen	February 21, 2004	Diagnostics/Genetics	None
SangStat	September 11, 2003	Transplant	$158.0 million
(2)
Transplant revenue for 2005 includes $9.0 million of previously deferred license revenue related to an upfront license fee received from PGP.

(3)
In all periods presented, represents our portion of the losses of Peptimmune, an equity method investment, effective April 1, 2003.

(4)
Includes:

•
a $102.8 million charge for the impairment of goodwill recorded in June 2003 to write off the goodwill allocated to Biosurgery's orthopaedics reporting unit;

•
a $27.7 million charge recorded in connection with the sale of substantially all of the tangible and intangible assets of our cardiac device business to Teleflex in June 2003;

•
a charge of $8.0 million in September 2003 to write off the tangible and intangible assets related to our FocalSeal product, which we stopped selling in December 2003; and

•
a $2.9 million charge for the impairment of our manufacturing facility in Fall River, Massachusetts recorded in June 2003.

(5)
Loss before income taxes for Corporate includes our corporate, general and administrative and corporate science activities, as well as, interest income, interest expense and other income and expense items that we do not specifically allocate to a particular reporting segment.

  Segment Assets

        We provide information concerning the assets of our reportable segments in the following table (amounts in thousands):

	December 31,
	2005	2004	2003
Segment Assets (1):
Renal (2)	$1,343,795	$616,979	$598,164
Therapeutics	972,504	949,168	866,676
Transplant (3)	369,366	408,090	441,948
Biosurgery (4)	456,634	294,715	324,254
Diagnostics/Genetics (5)	474,751	464,870	177,740
Other (6)	728,773	797,352	59,329
Corporate (2,3,5,6,7)	2,533,042	2,538,247	2,536,417

Total	$6,878,865	$6,069,421	$5,004,528

(1)
Assets for our five reporting segments and Other include primarily accounts receivable, inventory and certain fixed and intangible assets, including goodwill.

(2)
In July 2005, we acquired Bone Care for net consideration paid of $604.3 million. Total assets for this acquisition as of July 1, 2005 include (amounts in millions):

	Amount	Business Segment
Cash and marketable securities	$108.0	Corporate
Accounts receivable	10.5	Renal
Inventory	17.5	Renal
Property, plant and equipment	2.9	Renal
Goodwill	227.7	Renal
Other intangible assets	504.2	Renal
Other assets	44.4	Renal

Total	$915.2

(3)
In September 2003, we acquired SangStat for net consideration of $537.1 million. Total assets for SangStat as of September 11, 2003, the date of acquisition, include (amounts in millions):

	Amount	Business Segment
Cash and short-term investments	$99.4	Corporate
Accounts receivable	25.7	Transplant
Inventory	33.1	Transplant
Deferred tax assets-current	68.0	Corporate
Other current assets	4.4	Transplant
Property, plant and equipment	2.8	Transplant
Goodwill	132.6	Transplant
Other intangible assets	256.0	Transplant
Other assets	11.4	Corporate

Total	$633.4

(4)
In January 2005, we reacquired from Wyeth the sales and marketing rights to Synvisc in certain countries. Upon closing this transaction, we began to record revenue from sales of Synvisc to end-users in the United States, as well as Germany, Poland, Greece, Portugal and the Czech Republic. We began selling Synvisc directly to end-users in Greece effective July 1, 2005. In exchange for the sales and marketing rights, we paid a total of $121.0 million in cash to Wyeth in 2005 and $0.3 million of acquisition costs, of which $0.2 million were paid in 2005. We also accrued contingent payments to Wyeth totaling $59.6 million during 2005, of which $50.9 million had been paid as of December 31, 2005. The $121.3 million purchase price, including acquisition costs, and the $59.6 million of contingent payments accrued at December 31, 2005, were recorded as intangible assets in our consolidated balance sheet as of December 31, 2005.

(5)
In July 2005, we acquired Equal Diagnostics for net consideration of $13.3 million. In February 2004, we acquired substantially all of the assets of Alfigen for net consideration of $47.5 million. In May 2004, we acquired substantially all of the pathology/oncology testing assets of IMPATH for net consideration of $215.3 million. Total assets for these acquisitions as of their dates of acquisition include (amounts in millions):

	Equal Diagnostics	Alfigen	IMPATH	Total	Business Segment
Cash and cash equivalents	$0.5	$—	$—	$0.5	Diagnostics/Genetics
Accounts receivable	1.5	—	14.5	16.0	Diagnostics/Genetics
Inventories	1.5	—	2.0	3.5	Diagnostics/Genetics
Property, plant and equipment	0.1	1.2	15.0	16.3	Diagnostics/Genetics
Goodwill	5.3	33.2	157.5	196.0	Diagnostics/Genetics
Other intangible assets	4.9	13.0	34.8	52.7	Diagnostics/Genetics
Other assets	0.1	0.1	4.0	4.2	Diagnostics/Genetics

Total	$13.9	$47.5	$227.8	$289.2

(6)
In December 2004, we acquired ILEX Oncology for net consideration of $959.1 million. Total assets for ILEX Oncology as of December 20, 2004, the date of acquisition, include (amounts in millions):

	Amount	Business Segment
Cash and cash equivalents	$121.1	Corporate
Accounts receivable	12.5	Other
Inventories	17.0	Other
Property, plant and equipment	2.2	Other
Goodwill	445.6	Other
Other intangible assets	228.6	Other
Other assets	110.3	Other/Corporate

Total	$937.3

(7)
Includes the assets related to our corporate, general and administrative operations, and corporate science activities that we do not allocate to a particular segment, including cash, cash equivalents, short-and long-term investments, net property, plant and equipment and deferred tax assets. Includes $108.0 million of cash and investments resulting from our acquisition of Bone Care in July 2005.

        Segment assets for Corporate consist of the following (amounts in thousands):

	December 31,
	2005	2004	2003
Cash, cash equivalents, short- and long-term investments	$1,089,102	$1,081,749	$1,227,460
Deferred tax assets-current	170,443	160,438	133,707
Property, plant & equipment, net	826,221	838,516	719,401
Investments in equity securities	135,930	150,253	110,620
Other	311,346	307,291	345,229

Total	$2,533,042	$2,538,247	$2,536,417

Geographic Segments

        We operate in the healthcare industry and we manufacture and market our products primarily in the United States and Europe. Our principal manufacturing facilities are located in the United States, United Kingdom, Switzerland, Republic of Ireland, France, Belgium and Germany. We purchase products from our subsidiaries in the United Kingdom and Switzerland for sale to customers in the United States. We set transfer prices from our foreign subsidiaries to allow us to produce profit margins commensurate with our sales and marketing effort. Our subsidiary in Luxembourg is our primary distributor of therapeutic products in Europe. The following tables contain certain financial information by geographic area (amounts in thousands):

	For the Years Ended December 31,
	2005	2004	2003
Revenues:
United States	$1,517,000	$1,208,184	$971,821
Europe	858,913	723,102	544,646
Other	358,929	269,859	197,404

Total	$2,734,842	$2,201,145	$1,713,871

	December 31,
	2005	2004	2003
Long-lived assets:
United States	$915,107	$768,540	$787,249
Europe	611,657	621,951	449,949
Other	5,444	4,780	1,969

Total	$1,532,208	$1,395,271	$1,239,167

        Our results of operations are highly dependent on sales of Cerezyme. Sales of this product represented approximately 38% of our product revenue in 2005, approximately 42% of our product revenue in 2004 and approximately 47% of our product revenue in 2003. We manufacture Cerezyme at a single manufacturing facility in Allston, Massachusetts. We sell this product directly to physicians, hospitals and treatment centers as well as through an unaffiliated distributor. Distributor sales of Cerezyme represented 23% of Cerezyme revenue in 2005, 25% in 2004 and 27% in 2003. We believe that our credit risk associated with trade receivables is mitigated as a result of the fact that this product is sold to a large number of customers over a broad geographic area.

        Sales of Renagel represented 17% of our product revenue in 2005, and 18% of our product revenue in both 2004 and 2003. A majority of the sales of Renagel are to wholesale distributors.

NOTE S.    QUARTERLY RESULTS

	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005
	(Amounts in thousands, except per share amounts)
Total revenues	$629,949	$668,139	$708,063	$728,691
Operating income (1)	136,586	164,673	161,806	137,797
Net income (1)	95,558	123,631	115,654	106,646
Net income per share:
Basic	$0.38	$0.49	$0.45	$0.41
Diluted	$0.36	$0.46	$0.43	$0.39
	1st Quarter 2004	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004
	(Amounts in thousands, except per share amounts)
Total revenues	$491,251	$549,588	$569,229	$591,077
Operating income (loss) (2)	102,008	127,255	146,639	(122,989)
Net income (loss) (2)	67,894	78,176	97,799	(157,342)
Net income (loss) per share:
Basic	$0.30	$0.35	$0.43	$(0.68)
Diluted	$0.29	$0.33	$0.41	$(0.68)

(1)
For the three months ended December 31, 2005, includes:

  •
  $16.9 million of pre-tax charges to write off the cost of unsuccessful production runs of Cerezyme and Myozyme that occurred at our Allston Landing manufacturing plant;

  •
  $11.2 million to write off expiring Clolar inventory; and

  •
  a $7.0 million charge for IPR&D related to the acquisition of certain gene therapy assets from Avigen in December 2005.

(2)
For the three months ended December 31, 2004, includes:

  •
  a $254.5 million charge for IPR&D related to the acquisition of ILEX Oncology in December 2004;

  •
  a pre-tax charge of $8.1 million to write off our remaining cyclosporine inventory; and

  •
  $4.5 million of pre-tax impairment charges to write down the assets of our manufacturing plant in Oklahoma.

Report of Independent Registered Public Accounting Firm on
Financial Statement Schedule

To the Board of Directors and Shareholders
of Genzyme Corporation:

        Our audits of the consolidated financial statements, of management's assessment of the effectiveness of internal control over financial reporting and of the effectiveness of internal control over financial reporting referred to in our report dated March 9, 2006 appearing in the 2005 Annual Report of Genzyme Corporation (which report, consolidated financial statements and assessment are incorporated by reference in this Annual Report on Form 10-K) also included an audit of the financial statement schedule listed in Item 15(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
March 9, 2006

GENZYME CORPORATION

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

Column A	Column B	Column C		Column D	Column E
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year ended December 31, 2005:
Accounts receivable allowances	$42,397,000	$9,444,000	$6,702,000	$12,416,000	$46,127,000
Rebates	$33,464,000	$—	$89,713,000	$72,873,000	$50,304,000
Year ended December 31, 2004:
Accounts receivable allowances	$26,638,000	$12,616,000	$34,393,000	$31,250,000	$42,397,000
Rebates	$20,187,000	$—	$52,640,000	$39,363,000	$33,464,000
Year ended December 31, 2003:
Accounts receivable allowances	$18,869,000	$2,838,000	$13,433,000	$8,502,000	$26,638,000
Rebates	$13,142,000	$—	$46,584,000	$39,539,000	$20,187,000

QuickLinks

  EXHIBIT 13.1
Report of Independent Registered Public Accounting Firm on Financial Statement Schedule