Form 10-K, Exhibit 13
period 2006-12-31
GENZYME CORP
filed 2007-03-01
CIK 732485

EXHIBIT 13

GENZYME CORPORATION AND SUBSIDIARIES
FINANCIAL STATEMENTS

GENZYME CORPORATION AND SUBSIDIARIES
Consolidated Selected Financial Data

These selected financial data have been derived from our audited, consolidated financial statements, including the consolidated balance sheets at December 31, 2006 and 2005 and the related consolidated statements of operations and of cash flows for the three years ended December 31, 2006 and notes thereto appearing elsewhere herein. You should read the following information in conjunction with our audited, consolidated financial statements and related notes contained elsewhere in this Annual Report on Form 10-K. These selected financial data may not be indicative of our future financial condition due to the risks and uncertainties associated with operating our business, including those described under the caption “Management’s Discussion and Analysis of Genzyme Corporation and Subsidiaries’ Financial Condition and Results of Operations—Risk Factors” included in this Annual Report on Form 10-K.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

	For the Years Ended December 31,
	2006	2005	2004	2003	2002
	(Amounts in thousands)
Revenues:
Net product sales	$2,887,409	$2,453,303	$1,976,191	$1,563,509	$1,199,617
Net service sales	282,118	261,379	212,392	130,984	114,493
Research and development revenue	17,486	20,160	12,562	19,378	15,362
Total revenues	3,187,013	2,734,842	2,201,145	1,713,871	1,329,472
Operating costs and expenses:
Cost of products sold (1)	536,388	462,177	448,442	399,961	309,634
Cost of services sold (1)	199,283	170,475	140,144	75,683	66,575
Selling, general and administrative (1)	1,010,400	787,839	599,388	519,977	438,035
Research and development (1)	649,951	502,657	391,802	335,256	308,487
Amortization of intangibles	209,355	181,632	109,473	80,257	70,278
Purchase of in-process research and development (2)	552,900	29,200	254,520	158,000	1,879
Charges for impaired goodwill (3)	219,245	—	—	102,792	—
Charges for impaired assets	—	—	4,463	10,894	22,944
Total operating costs and expenses	3,377,522	2,133,980	1,948,232	1,682,820	1,217,832
Operating income (loss)	(190,509)	600,862	252,913	31,051	111,640
Other income (expenses):
Equity in income (loss) of equity method investments	15,705	151	(15,624)	(16,743)	(16,858)
Minority interest	10,418	11,952	5,999	2,232	—
Gains (losses) on investments in equity securities, net (4)	73,230	5,698	(1,252)	(1,201)	(14,497)
Loss on sale of product lines (5)	—	—	—	(27,658)	—
Other	(2,045)	(1,535)	(357)	959	40
Investment income	56,001	31,429	24,244	43,015	51,038
Interest expense	(15,478)	(19,638)	(38,227)	(26,600)	(27,152)
Total other income (expenses)	137,831	28,057	(25,217)	(25,996)	(7,429)
Income (loss) before income taxes (1)	(52,678)	628,919	227,696	5,055	104,211
(Provision for) benefit from income taxes (1,3)	35,881	(187,430)	(141,169)	(72,647)	(19,015)
Net income (loss) before cumulative effect of changes in accounting principles	(16,797)	441,489	86,527	(67,592)	85,196
Cumulative effect of changes in accounting principles (6)	—	—	—	—	(98,270)
Net income (loss) (1)	$(16,797)	$441,489	$86,527	$(67,592)	$(13,074)

GENZYME CORPORATION AND SUBSIDIARIES
Consolidated Selected Financial Data  (Continued)

CONSOLIDATED STATEMENTS OF OPERATIONS DATA (Continued)

	For the Years Ended December 31,
	2006	2005	2004	2003	2002
	(Amounts in thousands, except per share amounts)
Net income (loss) per share:
Allocated to Genzyme Stock (7):
Net income (loss) allocated to Genzyme Stock	$(16,797)	$441,489	$86,527	$94,283	$178,526

Net income (loss) per share of Genzyme Stock:
Basic	$(0.06)	$1.73	$0.38	$0.43	$0.83
Diluted (1,8)	$(0.06)	$1.65	$0.37	$0.42	$0.81
Weighted average shares outstanding:
Basic	261,624	254,758	228,175	219,376	214,038
Diluted (1,8)	261,624	272,224	234,318	225,976	219,388
Allocated to Biosurgery Stock (7):
Net loss allocated to Biosurgery Stock				$(152,651)	$(167,886)
Net loss per share of Biosurgery Stock—basic and diluted				$(3.76)	$(4.20)
Weighted average shares outstanding				40,630	39,965
Allocated to Molecular Oncology Stock (7):
Net loss allocated to Molecular Oncology Stock				$(9,224)	$(23,714)
Net loss per share of Molecular Oncology Stock—basic and diluted				$(0.54)	$(1.41)
Weighted average shares outstanding				16,958	16,827

GENZYME CORPORATION AND SUBSIDIARIES
Consolidated Selected Financial Data  (Continued)

CONSOLIDATED BALANCE SHEET DATA

	December 31,
	2006	2005	2004	2003	2002
	(Amounts in thousands)
Cash and investments (9)	$1,285,604	$1,089,102	$1,079,454	$1,227,460	$1,195,004
Working capital	1,338,062	1,114,976	1,009,231	930,951	630,936
Total assets	7,191,188	6,878,865	6,069,421	5,004,528	4,093,199
Long-term debt, capital lease obligations and convertible debt, including current portion (10)	816,029	820,113	940,494	1,435,759	894,775
Stockholders’ equity	5,660,711	5,149,867	4,380,156	2,936,412	2,697,847
There were no cash dividends paid.

       (1)   Effective January 1, 2006, we adopted the provisions of FAS 123R, “Share-Based Payment, an amendment of FASB Statement Nos. 123 and 95,” which requires us to recognize stock-based compensation expense in our financial statements for all share-based payment awards made to employees and directors based upon the grant date fair value of those awards. For the year ended December 31, 2006, we recorded pre-tax stock-based compensation expense, net of estimated forfeitures, which were allocated based on the functional cost center of each employee as follows (amounts in thousands, except per share amounts):

For the Year Ended December 31, 2006
Cost of products and services sold	$(21,430)
Selling, general and administrative	(121,822)
Research and development	(65,248)
Total	(208,500)
Less: tax benefit of stock options	66,331
Stock-based compensation expense, net of tax	$(142,169)
Net loss per share—basic and diluted	$(0.54)

       (2) Includes charges for pre-tax IPR&D incurred in connection with the following acquisitions:

•       2006—$552.9 million related to our acquisition of AnorMED;

•       2005—$7.0 million related to our acquisition of gene therapy assets from Avigen, $12.7 million related to our acquisition of Bone Care and $9.5 million related to our acquisition of Verigen;

•       2004—$254.5 million related to our acquisition of ILEX Oncology, Inc., or ILEX Oncology; and

•       2003—$158.0 million related to our acquisition of SangStat.

       (3)   Charge for impaired goodwill includes the following charges recorded in accordance with FAS 142, “Goodwill and Other Intangible Assets”:

•       2006—a $219.2 million pre-tax impairment charge and $69.8 million of related tax benefits to write off the goodwill of our Genetics reporting unit; and

GENZYME CORPORATION AND SUBSIDIARIES
Consolidated Selected Financial Data  (Continued)

•       2003—a $102.8 million charge to write off the goodwill associated with our orthopaedics business unit.

       (4)   For 2006, includes a $69.4 million gain on the sale of our investment in Cambridge Antibody Technology Group plc, or CAT, a $6.4 million gain on the sale of our investment in BioMarin and $2.8 million of net gains on the sales of other investments in equity securities, offset by $5.4 million of impairment charges related to our investments in ViaCell, Inc., or ViaCell, Cortical Pty Ltd. and RenaMed Biologics, Inc., or RenaMed.

       (5)   Reflects a loss of $27.7 million related to the sale of substantially all of the tangible and intangible assets directly associated with our cardiac device business to Teleflex Inc.

       (6)   Effective January 1, 2002, in connection with the adoption of FAS 142, we tested the goodwill of our cardiothoracic business unit for impairment and as a result, reduced goodwill by recording a cumulative effect impairment charge of $98.3 million in our consolidated statements of operations for the year ended December 31, 2002.

       (7)   Through June 30, 2003, we had three outstanding series of common stock—Genzyme General Stock, Genzyme Biosurgery Stock and Genzyme Molecular Oncology Stock, which we refer to as “tracking stock.” Unlike typical common stock, each of our tracking stocks was designed to reflect the value and track the financial performance of a specific subset of our business operations and its allocated assets, rather than operations and assets of our entire company. Through June 30, 2003, we allocated earnings or losses to each series of tracking stock based on the net income or loss attributable to the corresponding division determined in accordance with accounting principles generally accepted in the United States, as adjusted for the allocation of tax benefits. Effective July 1, 2003, we eliminated our tracking stock capital structure and, as a result, ceased allocating earnings to Biosurgery Stock and Molecular Oncology Stock. Effective July 1, 2003, we have one outstanding series of common stock, which we refer to as Genzyme Stock, and as of that date, all of our earnings are allocated to Genzyme Stock. Earnings or losses allocated to Biosurgery Stock and Molecular Oncology Stock prior to that date remain allocated to those series of stock in the preparation of our consolidated financial statements and are not affected by the elimination of our tracking stock structure. Accordingly, earnings or losses allocated to Biosurgery Stock and Molecular Oncology Stock represent earnings allocated to those tracking stocks through June 30, 2003. Earnings or losses allocated to Genzyme Stock through June 30, 2003 represent the earnings or losses of Genzyme General, as adjusted for the allocation of tax benefits. Earnings or losses allocated to Genzyme Stock after June 30, 2003 represent the earnings or losses for the corporation as a whole.

       (8)   For the year ended December 31, 2006, basic and diluted earnings per share are the same due to our net loss for the period. Diluted earnings per share for the year ended December 31, 2005, reflects the retroactive restatement of diluted earnings per share and diluted weighted average shares outstanding in accordance with Emerging Issues Task Force, or EITF, Issue No. 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings Per Share.” The potentially dilutive effect of the 9.7 million shares of Genzyme Stock issuable upon conversion of our $690.0 million in principal of 1.25% convertible senior notes is excluded from the calculation of diluted earnings per share for the year ended December 31, 2004 because the effect would be anti-dilutive. Diluted earnings per share for the year ended December 31, 2003 was not impacted by the adoption of EITF 04-8 because our 1.25%

GENZYME CORPORATION AND SUBSIDIARIES
Consolidated Selected Financial Data  (Continued)

convertible senior notes were issued in and only outstanding for a portion of the month of December 2003.

       (9)   Includes cash, cash equivalents, short- and long-term investments.

(10)   Long-term debt, capital lease obligations and convertible debt, including current portions, consists of (amounts in millions):

	December 31,
	2006	2005	2004	2003	2002
1.25% convertible senior notes	$690.0	$690.0	$690.0	$690.0	$—
Capital lease obligations	117.1	121.4	150.1	154.5	25.8
Revolving credit facility maturing in July 2011	—	—	—	—	—
Revolving credit facility terminated in July 2006	—	—	100.0	—	284.0
3% convertible subordinated debentures	—	—	—	575.0	575.0
Other	8.9	8.7	0.4	16.3	10.0
Total	$816.0	$820.1	$940.5	$1,435.8	$894.8

MANAGEMENT’S DISCUSSION AND ANALYSIS OF GENZYME CORPORATION
AND SUBSIDIARIES’ FINANCIAL CONDITION AND RESULTS OF OPERATIONS

When reviewing the discussion below, you should keep in mind the substantial risks and uncertainties that characterize our business. In particular, we encourage you to review the risks and uncertainties described under “Factors Affecting Future Operating Results” below. These risks and uncertainties could cause actual results to differ materially from those forecasted in forward-looking statements or implied by past results and trends. Forward-looking statements are statements that attempt to project or anticipate future developments in our business; we encourage you to review the examples of forward-looking statements under “Note Regarding Forward-Looking Statements” at the beginning of this report. These statements, like all statements in this report, speak only as of the date of this report (unless another date is indicated), and we undertake no obligation to update or revise the statements in light of future developments.

INTRODUCTION

We are a global biotechnology company dedicated to making a major impact on the lives of people with serious diseases. Our broad product and service portfolio is focused on rare disorders, renal diseases, orthopaedics, organ transplant, and diagnostic and predictive testing. We are organized into five financial reporting units, which we also consider to be our reporting segments:

•       Renal, which develops, manufactures and distributes products that treat patients suffering from renal diseases, including chronic renal failure. The unit derives substantially all of its revenue from sales of Renagel (including sales of bulk sevelamer) and Hectorol;

•       Therapeutics, which develops, manufactures and distributes therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, or LSDs, and other specialty therapeutics, such as Thyrogen. The unit derives substantially all of its revenue from sales of Cerezyme, Fabrazyme, Myozyme and Thyrogen;

•       Transplant, which develops, manufactures and distributes therapeutic products that address the pre-transplantation, prevention and treatment of acute rejection in organ transplantation, as well as other auto-immune disorders. The unit derives substantially all of its revenue from sales of Thymoglobulin and Lymphoglobuline;

•       Biosurgery, which develops, manufactures and distributes biotherapeutics and biomaterial-based products, with an emphasis on products that meet medical needs in the orthopaedics and broader surgical areas. The unit derives substantially all of its revenue from sales of Synvisc, the Sepra line of products, Carticel and MACI; and

•       Genetics, which provides testing services for the oncology, prenatal and reproductive markets.

We report the activities of our diagnostic products, oncology, bulk pharmaceuticals and cardiovascular business units under the caption “Other.” We report our corporate, general and administrative operations and corporate science activities under the caption “Corporate.”

Effective January 1, 2006, as a result of changes in how we review our business, certain general and administrative expenses, as well as research and development expenses related to our preclinical development programs, which were formerly allocated amongst our reporting segments and Other, are now allocated to Corporate.

Our diagnostic products business unit was formerly reported combined with our Genetics business unit under the caption “Diagnostics/Genetics.”  Beginning with this report, we now include our diagnostic products business unit under the caption “Other.”

We have revised our 2005 and 2004 segment disclosures to conform to our 2006 presentation.

MERGERS AND ACQUISITIONS

Acquisition of AnorMED

In November 2006, we acquired AnorMED, a publicly-traded chemical-based biopharmaceutical company based in Langley, British Columbia, Canada with a focus on the discovery, development and commercialization of new therapeutic products in the area of hematology, oncology and human immunodeficiency virus, or HIV. We paid gross consideration of $589.2 million in cash, including $584.2 million for the shares of AnorMED’s common stock outstanding on the date of acquisition and approximately $5 million for acquisition costs. Net consideration was $569.0 million as we acquired AnorMED’s cash and short-term investments totaling $20.2 million. As part of the transaction, we acquired Mozobil, a late-stage product candidate in development for hematopoietic stem cell transplantation, which we have added to our Transplant business. Multiple earlier studies showed that Mozobil rapidly increases the number of stem cells that move out of the bone marrow and into a patient’s blood, which is an important step in preparing a patient for a stem cell transplant. We included AnorMED’s results of operations in our consolidated statements of operations from November 7, 2006, the date of acquisition.

The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed amounted to $29.1 million, which was allocated to goodwill. We expect that substantially all of the amount allocated to goodwill will be deductible for tax purposes.

The allocation of the purchase price remains subject to potential adjustments, including adjustments for liabilities associated with certain exit activities and tax restructuring activities.

Acquisition of Surgi.B

In March 2006, through a series of transactions we acquired Surgi.B, a privately-held company based in Beauzelle, France, which owned the exclusive rights to manufacture and sell GlucaMesh and GlucaTex, two beta glucan-coated mesh products for use in the surgical repair of inguinal hernias, for an aggregate up-front cash payment of $5.5 million. We allocated the entire purchase price to license fees, a component of other intangible assets on our consolidated balance sheet, based on their estimated fair values as of March 30, 2006, the date of acquisition. In addition, we are obligated to make certain contingent milestone payments totaling up to approximately $6 million and contingent royalty payments based on future sales of GlucaMesh and GlucaTex. Currently, GlucaMesh is sold only in France.

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

Acquisition of Equal Diagnostics

In July 2005, we acquired Equal Diagnostics, a privately-held diagnostics company based in Exton, Pennsylvania, that formerly served as a distributor for our clinical chemistry reagents. We paid $5.0 million in initial cash payments and issued promissory notes to the three former shareholders of Equal Diagnostics totaling $10.0 million in principal and interest. These notes bear interest at 3.86% and are payable over eight years in equal annual installments commencing on March 31, 2007. In addition to these guaranteed payments, we may be obligated to make additional cash payments of up to an aggregate of approximately $8 million during the period commencing March 31, 2007 and ending March 31, 2014 based upon the gross margin of the acquired business, as defined in the purchase agreement. We included Equal Diagnostics’ results of operations in our consolidated statements of operations from July 15, 2005, the date of acquisition.

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

Acquisition of Bone Care

In July 2005, we acquired Bone Care, a publicly-held specialty pharmaceutical company based in Middleton, Wisconsin with a focus on nephrology. We paid gross consideration of $712.3 million in cash, including $668.4 million for outstanding shares of Bone Care’s common stock, $39.9 million to buy out options to purchase shares of Bone Care’s common stock and restricted stock outstanding on the date of acquisition, and approximately $4 million for acquisition costs. Net consideration was $604.3 million as we acquired Bone Care’s cash and short-term investments totaling $108.0 million. As part of the transaction, we acquired Hectorol, a line of vitamin D2 pro-hormone products used to treat secondary hyperparathyroidism in patients on dialysis and those with earlier stage CKD, which we have added to our Renal business. We included Bone Care’s results of operations in our consolidated statements of operations from July 1, 2005, the date of acquisition.

In October 2004, Bone Care was one of seven companies, all of which market treatments, therapies or diagnostics for kidney disease patients, that received a subpoena from the office of the United States Attorney for the Eastern District of New York. The subpoena required Bone Care to provide a wide range of documents related to numerous aspects of its business and operations. The subpoena included specific requests for documents related to testing for parathyroid hormone levels and vitamin D therapies. Bone Care has cooperated, and we continue to cooperate, with the government’s investigation. To our knowledge, no civil or criminal proceedings have been initiated against Bone Care or Genzyme at this time, although we cannot predict when or if any proceedings might be initiated. As a result, we have not recorded any contingent liabilities related to this investigation. Any such liabilities that may arise out of this investigation in the future will be recorded as a charge in our consolidated statements of operations in the period in which such liabilities become probable and estimable.

The purchase price, as adjusted, was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed amounted to $228.8 million, which was allocated to goodwill. We expect that substantially all of the amount allocated to goodwill will not be deductible for tax purposes.

Acquisition of Verigen

In February 2005, we acquired Verigen, a private company based in Leverkusen, Germany with a proprietary cell therapy product for cartilage repair (referred to as MACI) that is currently sold in Europe and Australia. We paid gross consideration of $12.7 million, including $0.9 million for acquisition costs, and may be obligated to make additional cash payments of up to an aggregate of approximately $38 million over the next six years, based upon the achievement of development and commercial milestones relating to regulatory approval and commercialization of MACI in the United States, as well as contingent payments on worldwide sales of that product. Net consideration was $11.8 million as we acquired Verigen’s cash totaling $0.9 million. We acquired approximately 96% of Verigen’s outstanding shares in February 2005 and acquired the remaining outstanding shares in August 2005. We included its results of operations in our consolidated statements of operations from February 8, 2005, the date of acquisition.

Acquisition of Synvisc Sales and Marketing Rights from Wyeth

In January 2005, we consummated an arrangement with Wyeth under which we reacquired the sales and marketing rights to Synvisc in the United States, as well as Germany, Poland, Greece, Portugal and the Czech Republic. In exchange for the sales and marketing rights, we paid initial payments totaling $121.0 million in cash to Wyeth and otherwise incurred $0.3 million of acquisition costs. We have also accrued contingent royalty payments to Wyeth totaling $118.3 million, of which $110.0 million had been paid as of December 31, 2006. Distribution rights (a component of other intangible assets, net) in our consolidated balance sheet as of December 31, 2006 includes a total of $239.6 million for the initial and contingent royalty payments (made and accrued) as of that date. We will make a series of additional contingent royalty and milestone payments to Wyeth based on the volume of Synvisc sales in the covered territories. These contingent royalty and milestone payments could extend out to June 2012, or could total a maximum of $293.7 million, whichever comes first.

Acquisition of ILEX Oncology

In December 2004, we acquired ILEX Oncology, an oncology drug development company, for approximately $1 billion. We included its results of operations in our consolidated statements of operations from December 20, 2004, the date of acquisition.

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

Acquisition of Physician Services and Analytical Services Business Units of IMPATH, Inc.

In May 2004, we acquired substantially all of the pathology/oncology testing assets related to the Physician Services and Analytical Services business units of IMPATH, Inc., or IMPATH, a national medical testing provider, for total cash consideration of $215.3 million, including acquisition costs. At the time of the purchase, IMPATH operated these business units as “debtors-in-possession” under the United States Bankruptcy Code. The assets were sold by IMPATH by means of a sale process conducted pursuant to Section 363 of the United States Bankruptcy Code. We included the results of operations related to the acquired business units in our consolidated statements of operations from May 1, 2004, the date of acquisition. The purchase price was subject to adjustment based upon the completion of a post-closing assessment of the working capital of the acquired business units as of April 30, 2004. Pursuant to a Settlement and Release Agreement with IMPATH that was approved by the Bankruptcy Court on

December 28, 2006, the working capital dispute was resolved  with no resulting adjustment to the purchase accounting.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT JUDGMENTS AND ESTIMATES

The significant accounting policies and methods used in the preparation of our consolidated financial statements are described in Note A., “Summary of Significant Accounting Policies.” The preparation of consolidated financial statements under accounting principles generally accepted in the United States requires us to make certain estimates and judgments that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in our financial statements. Our actual results could differ from these estimates under different assumptions and conditions. We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

•       Revenue Recognition;

•       Stock-Based Compensation;

•       Income Taxes;

•       Inventories;

•       Long-Lived and Intangible Assets;

•       Asset Impairments;

•       In-Process Research and Development; and

•       Strategic Equity Investments.

Revenue Recognition

Product Sales

The timing of product shipments and receipts by the customer can have a significant impact on the amount of revenue recognized in a particular period. Also, most of our products, are sold at least in part through wholesalers and specialty distributors, along with direct sales to hospitals, homecare, government, and physicians. Inventory in the distribution channel consists of inventory held by wholesalers and specialty distributors, who are our customers, and inventory held by retailers, such as pharmacies and hospitals. Our revenue in a particular period can be impacted by increases or decreases in channel inventories. If wholesaler or retail inventories increased to excessive levels, we could experience reduced purchases in subsequent periods, or product returns from the distribution channel due to overstocking, low end-user demand or product expiration.

We use a variety of data sources to determine the amount of inventory in our channel. For most product lines with this customer base, we receive data on sales and inventory levels directly from our primary customers. For key product lines such as our Therapeutics and Renal areas, our data sources also include prescription and wholesaler data purchased from external data providers. As part of our efforts to limit inventory held by distributors and to gain improved visibility into the distribution channel, we have executed agreements to cap the amounts of inventory that they carry and provide ongoing reports to verify inventory and sales data.

Product Sales Allowances

We record product sales net of the following significant categories of product sales allowances:

•       Contractual discounts and rebates—We offer rebates and discounts to various government and private institutions and account for such by establishing an accrual in an amount equal to our estimate of the discount or rebate. We determine our estimate primarily based on historical experience and current contract prices. We consider the sales performance of products subject to these rebates and discounts and levels of inventory in the distribution channel and adjust the accrual periodically throughout each quarter to reflect actual experience.

•       Sales returns—We record allowances for product returns as a reduction of revenue at the time product sales are recorded. The product returns reserve is estimated based on our experience of returns for each of our products, or for similar products. If the history of product returns changes, the reserve is adjusted appropriately. We determine our estimates of the sales return accrual for new products primarily based on the historical sales returns experience of similar products, such as those within the same line of product or those within the same or similar therapeutic category.

•       Prompt payment discounts—In some countries related to certain products, we offer cash discounts, generally as a percentage of the sales price, as an incentive for prompt payment. We account for cash discounts by reducing accounts receivable by the full amounts of the discounts. We consider payment performance and adjust the accrual to reflect actual experience.

Distributor Fees

EITF Issue No. 01-09, “Accounting for Consideration given by a Vendor to a Customer (including a Reseller of a Vendor’s Products)” specifies that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

•       the vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration; and

•       the vendor can reasonably estimate the fair value of the benefit received.

We record fees paid to our distributors for services as operating expense only if the criteria set forth above are met. Fees incurred for these services, which were recorded in SG&A in our consolidated statements of operations, were $10.6 million in 2006, $14.5 million in 2005 and $12.4 million in 2004.

Collaborations

We evaluate revenue from agreements that have multiple elements to determine whether the components of the arrangement represent separate units of accounting as defined in EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” To recognize revenue for a delivered item in a multiple element arrangement, EITF Issue No. 00-21 requires that:

•  the delivered items have value to the customer on a stand-alone basis;

•  there is objective and reliable evidence of fair value of the undelivered items; and

•  delivery or performance is probable and within our control for any delivered items that have a right of return.

The determination that multiple elements in an arrangement meet the criteria for separate units of accounting requires us to exercise our judgment.

We consider the factors or indicators set forth in EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” in deciding whether to record revenue on a gross or net basis. The determination of whether we should recognize revenue on a gross or net basis involves judgment based on the relevant facts and circumstances which relate primarily to whether we act as a principal or agent in the process of generating revenues for the revenue transactions.

Stock-Based Compensation

Prior to January 1, 2006, we elected to:

•       account for share-based payment awards under Accounting Principles Board Opinion No., or APB, 25, “Accounting for Stock Issued to Employees,” as amended by FAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosures,” which we refer to collectively as APB 25; and

•       disclose the pro forma impact of expensing the fair value of our employee and director stock options and purchases made under our employee stock purchase plan, or ESPP, only in the notes to our financial statements.

Effective January 1, 2006, we adopted the provisions of:

•       FAS 123R, “Share-Based Payment, an amendment of FASB Statement Nos. 123 and 95,” which requires us to recognize stock-based compensation expense in our financial statements for all share-based payment awards made to employees and directors based upon the grant date fair value of those awards; and

•       Staff Accounting Bulletin No., or SAB, 107, “Share-Based Payment,” which provides guidance to public companies related to the adoption of FAS 123R.

FAS 123R applies to stock options granted under our employee and director stock option plans and purchases made under our ESPP, and would also apply to any restricted stock or restricted stock units we may grant in the future.

We adopted FAS 123R using the modified prospective transition method, which requires us to apply the standard to new equity awards and to equity awards modified, repurchased or canceled after January 1, 2006, our adoption date. Additionally, compensation expense for the unvested portion of awards granted prior to our adoption date shall be:

•       recognized over the requisite service period, which is generally commensurate with the vesting term; and

•       based on the original grant date fair value of those awards, as calculated in our pro forma disclosures, prior to January 1, 2006, under FAS 123, “Accounting for Stock-Based Compensation,” as amended by FAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosures,” which we refer to collectively as FAS 123. Changes to the grant date fair value of equity awards granted prior to our adoption date are not permitted under FAS 123R.

The modified prospective transition method does not allow for the restatement of prior periods. Accordingly, our results of operations for the year ended December 31, 2006 and future periods will not be comparable to our results of operations prior to January 1, 2006 because our historical results prior to that date do not reflect the impact of expensing the fair value of share-based payment awards.

Prior to January 1, 2006, in the pro forma disclosures regarding stock-based compensation included in the notes to our financial statements, we recognized forfeitures of stock options only as they occurred. Effective January 1, 2006, in accordance with the provisions of FAS 123R, we are now required to estimate an expected forfeiture rate for stock options, which is factored into the determination of our monthly stock-based compensation expense. As a result of the adoption of FAS 123R, we recorded pre-tax stock-based compensation expense totaling $208.5 million, net of estimated forfeitures, in our consolidated statements of operations for the year ended December 31, 2006.

We estimate the fair value of each stock option grant using the Black-Scholes option pricing model. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. The key assumptions in the Black-Scholes model are the risk-free interest rate, the dividend yield, the expected option life (in years) and the expected volatility of the price of Genzyme Stock. The risk-free interest rate is based on the U.S. Treasury yield curve in effect on the date of grant. The dividend yield percentage is zero because we do not currently pay dividends nor intend to do so during the expected option life. We use historical data on exercises of our stock options and other factors to estimate the expected option life (in years), or term, of the share-based payments granted. We estimate the expected volatility rate for our stock options based on the expected term of the equity award granted. We determine separate volatility rates for each enrollment under our ESPP based on the period from the commencement date of each enrollment to each applicable purchase date. Changes in these input variables would affect the amount of expense associated with stock-based compensation. The compensation expense recognized for all share-based awards is net of estimated forfeitures. We estimate forfeiture rates based on historical analysis of option forfeitures. If actual forfeitures should vary from estimated forfeitures, adjustments to stock-based compensation expense may be required in future periods.

In connection with the adoption of FAS 123R, we were also required to change the classification, in our consolidated statements of cash flows, of any tax benefits realized upon the exercise of stock options in excess of that which is associated with the expense recognized for financial reporting purposes. These amounts are presented as a financing cash inflow rather than as a reduction of income taxes paid in our consolidated statements of cash flows for the year ended December 31, 2006.

Income Taxes

We use the asset and liability method of accounting for deferred income taxes.

Our calculation of the income tax provision includes significant estimates, including estimates of income from foreign sales, research and development credits, orphan drug credits, state and foreign income taxes and other permanent items. On a quarterly basis throughout the fiscal year, we make our best estimate of the full year impact of these items on our tax rate and adjust our estimated tax rate accordingly.

We are currently under IRS audits for tax years 2002 to 2003, 2004 to 2005, and in certain state and foreign jurisdictions. We believe that we have provided sufficiently for all audit exposures and assessments. Settlement of these audits or the expiration of the statute of limitations on the assessment of income taxes for any tax year may result in an increase or reduction of future tax provisions. Through December 31, 2006, tax reserves established for uncertain tax provisions were released only upon final resolution of the audits or expiration of the applicable statute of limitations. Our assessment of the potential impact of the required adoption of FIN 48 effective January 1, 2007 is included under the heading “Recent Accounting Pronouncements—FIN 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109,” ” included in this report.

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

We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory prior to regulatory approval. In no event is inventory capitalized prior to completion of a phase 3 clinical trial. If a product is not approved for sale, it would result in the write off of the inventory and a charge to earnings. Our total inventories at December 31, 2006 do not include any inventory for products that have not yet been approved for sale. Our total inventories at December 31, 2005 included $18.8 million of Myozyme inventory, primarily consisting of finished goods, which had not yet been approved for sale. We received marketing authorization for Myozyme from the European Union in March 2006 and in the United States in April 2006

Long-Lived and Intangible Assets

Property, Plant and Equipment

As of December 31, 2006, there was $1.6 billion of net property, plant and equipment on our consolidated balance sheet. We generally depreciate property, plant and equipment using the straight-line method over its estimated economic life, which ranges from 3 to 40 years. Determining the economic lives of property, plant and equipment requires us to make significant judgments that can materially impact our operating results. There can be no assurance that our estimates are accurate. If our estimates require adjustment, it could have a material impact on our reported results.

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

Equipment and facilities used to manufacture products subject to FDA or other governmental regulation are required to comply with standards of those regulatory agencies. The activities necessary to obtain approval from these regulatory agencies are referred to as validation costs. We capitalize the cost of validating new equipment and facilities for the underlying manufacturing process. We begin capitalization when we consider the product and manufacturing process to have demonstrated technological feasibility, and end capitalization when the asset is substantially complete and ready for its intended use. Costs capitalized include incremental labor and direct material, and incremental fixed overhead. Determining whether to capitalize validation costs requires judgment, and can have a significant impact on our reported results. Also, if we were unable to successfully validate the manufacturing process for any future product, we would have to write off to current operating expense any validation costs that had been capitalized during the unsuccessful validation process. Costs to initiate new projects in an existing facility are treated as start-up costs and expensed as incurred. To date, all of our manufacturing process validation efforts have been successful. As of December 31, 2006, capitalized validation costs, net of accumulated depreciation, were $17.2 million.

Goodwill and Other Intangible Assets

As of December 31, 2006, there was approximately $1.3 billion of net goodwill and $1.5 billion of net other intangible assets on our consolidated balance sheet. We amortize intangible assets using the straight-line method over their estimated economic lives, which range from 1 and 15 years, or using the economic use method if that method results in significantly greater amortization than the straight-line method. Determining the economic lives of acquired intangible assets requires us to make significant judgment and estimates, and can materially impact our operating results. For certain acquired intangible assets, we may be required to make additional payments contingent upon meeting certain sales targets. We record amortization expense for these intangibles based on estimated future sales of the related products and include in the determination of amortization all contingent payments that we believe are probable of being made. We apply this amortization model to our Synvisc distribution rights (acquired from Wyeth), our license agreement with Synpac related to Myozyme patent and technology rights and our license of two products acquired from Surgi.B. We review the sales forecasts of these products on a quarterly basis and assess the impact changes in the forecasts have on the rate of amortization and the likelihood that contingent payments wil be made. Adjustments to amortization expense resulting from changes in estimated sales are reflected prospectively.

Asset Impairments

Impairment of Goodwill

FAS 142 requires periodic tests of goodwill for impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. FAS 142 requires goodwill be tested using a two-step process. The first step compares the fair value of the reporting unit with the unit’s carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, the unit’s goodwill may be impaired, and the second step must be completed to measure the amount of the goodwill impairment charge, if any. In the second step, the implied fair value of the reporting unit’s goodwill is compared with the carrying amount of the unit’s goodwill. If the carrying amount is greater than the implied fair value, the carrying value of the goodwill must be written down to its implied fair value. We determine the implied fair value by discounting, to present value, the estimated future cash flow of the reporting unit, which includes various analyses, assumptions and estimates including discount rates, projected results and estimated cash flows.

We are required to perform impairment tests under FAS 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. For all of our acquisitions, various analyses, assumptions and estimates were made at the time of each acquisition specifically regarding product development, market conditions and cash flows that were used to determine the valuation of goodwill and intangibles. We completed the required annual impairment tests for our $1.5 billion of net goodwill related to our reporting units during 2006, which was the balance at the time, and determined that the $219.2 million of goodwill assigned to our Genetics reporting unit was impaired.

We determined the fair value of the net assets of our Genetics reporting unit by discounting, to present value, its estimated future cash flows. Due to the reduction of reimbursement rates for certain test offerings and increased infrastructure costs, the discounted future cash flows of our Genetics reporting unit were negatively impacted causing the fair value of the net assets of our Genetics reporting unit to be lower than the carrying value. We calculated the fair value of the goodwill and determined that the goodwill assigned to our Genetics reporting unit was fully impaired and we recorded a pre-tax impairment charge of $219.2 million and $69.8 million of related tax benefits in September 2006. No additional impairment charges were required for the remaining $1.3 billion of goodwill related to our other reporting units. When we perform impairment tests in future years, the possibility exists that changes in forecasts and estimates from those used at the acquisition date could result in impairment charges.

Impairment of Tangible and Intangible Assets, Other Than Goodwill

We periodically evaluate long-lived assets for potential impairment under FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We perform these evaluations whenever events or changes in circumstances suggest that the carrying value of an asset or group of assets is not recoverable. If we believe an indicator of potential impairment exists, we test to determine whether the impairment recognition criteria in FAS 144 have been met. In evaluating long-lived assets for potential impairment, we make several significant estimates and judgments, including:

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

In the third quarter of 2006, in connection with recording the charge for impaired goodwill assigned to our Genetics reporting unit, we also tested the long-lived assets for our Genetics business unit to determine whether any of the impairment recognition criteria in FAS 144 had been met. We determined that the long-lived assets for our Genetics business unit were not impaired and, therefore, no impairment charge was required for those assets.

In-Process Research and Development

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

•       the appropriate discount rates to use in the analysis.

Use of different estimates and judgments could yield materially different results in our analysis, and could result in materially different asset values and IPR&D charges.

Strategic Equity Investments

We invest in marketable securities as part of our strategy to align ourselves with technologies and companies that fit with Genzyme’s future strategic direction. Most often we will collaborate on scientific programs and research with the issuer of the marketable securities.

On a quarterly basis, we review the fair market value of these marketable securities in comparison to historical cost. If the fair market value of a marketable security is less than our carrying value, we consider all available evidence in assessing when and if the value of the investment can be expected to recover to at least its historical cost. This evidence would include:

•       continued positive progress in the issuer’s scientific programs;

•       ongoing activity in our collaborations with the issuer;

•       a lack of any other substantial company-specific adverse events causing declines in value; and

•       overall financial condition and liquidity of the issuer of the securities.

If our review indicates that the decline in value is “other than temporary,” we write down our investment to the then current market value and record an impairment charge to our consolidated statements of operations. The determination of whether an unrealized loss is “other than temporary” requires significant judgment, and can have a material impact on our reported results.

RESULTS OF OPERATIONS

The following discussion summarizes the key factors our management believes are necessary for an understanding of our consolidated financial statements.

REVENUES

The components of our total revenues are described in the following table:

	2006	2005	2004	06/05 Increase/ (Decrease) % Change	05/04 Increase/ (Decrease) % Change
	(Amounts in thousands)
Product revenue	$2,887,409	$2,453,303	$1,976,191	18%	24%
Service revenue	282,118	261,379	212,392	8%	23%
Total product and service revenue	3,169,527	2,714,682	2,188,583	17%	24%
Research and development revenue	17,486	20,160	12,562	(13)%	60%
Total revenues	$3,187,013	$2,734,842	$2,201,145	17%	24%

Product Revenue

We derive product revenue from sales of:

•       Renal products, including Renagel for the reduction of elevated serum phosphorus levels in end-stage renal disease patients on hemodialysis, Hectorol for the treatment of secondary hyperparathyroidism in patients on dialysis and those with CKD, and bulk sevelamer;

•       Therapeutics products, including Cerezyme for the treatment of Gaucher disease, Fabrazyme for the treatment of Fabry disease, Myozyme for the treatment of Pompe disease and Thyrogen, which is an adjunctive diagnostic agent used in the follow-up treatment of patients with well-differentiated thyroid cancer;

•       Transplant products for the treatment of immune-mediated diseases, primarily Thymoglobulin and Lymphoglobuline, each of which induce immunosuppression of certain types of immune cells responsible for acute organ rejection in transplant patients;

•       Biosurgery products, including orthopaedic products, such as Synvisc, and the Sepra line of products, such as Seprafilm; and

•       Other products, including:

•        diagnostic products, including infectious disease and cholesterol testing products;

•        oncology products, including Campath for the treatment of B-cell chronic lymphocytic leukemia in patients who have been treated with alkylating agents and who have failed fludarabine therapy, and Clolar for the treatment of children (ages 1-21) with refractory or relapsed acute lymphoblastic leukemia; and

•        bulk pharmaceuticals, including WelChol, which is a mono and adjunctive therapy for the reduction of LDL cholesterol in patients with primary hypercholesterolemia.

The following table sets forth our product revenue on a reporting segment basis:

	2006	2005	2004	06/05 Increase/ (Decrease) % Change	05/04 Increase/ (Decrease) % Change
	(Amounts in thousands)
Renal:
Renagel (including sales of bulk sevelamer)	$515,119	$417,485	$363,720	23%	15%
Hectorol	93,360	34,515	—	>100%	N/A
Total Renal	608,479	452,000	363,720	35%	24%
Therapeutics:
Cerezyme	1,007,036	932,322	839,366	8%	11%
Fabrazyme	359,274	305,064	209,637	18%	46%
Thyrogen	93,687	77,740	63,454	21%	23%
Myozyme	59,238	3,827	257	>100%	>100%
Other Therapeutics	410	2,292	2,205	(82)%	4%
Total Therapeutics	1,519,645	1,321,245	1,114,919	15%	19%
Transplant:
Thymoglobulin/Lymphoglobuline	149,541	127,739	108,928	17%	17%
Other Transplant	6,425	18,143	42,125	(65)%	(57)%
Total Transplant	155,966	145,882	151,053	7%	(3)%
Biosurgery:
Synvisc	233,860	218,906	88,296	7%	>100%
Sepra products	85,338	68,171	61,647	25%	11%
Other Biosurgery	28,020	27,402	30,415	2%	(10)%
Total Biosurgery	347,218	314,479	180,358	10%	74%
Genetics	—	—	753	N/A	(100)%
Other product revenue	256,101	219,697	165,388	17%	33%
Total product revenue	$2,887,409	$2,453,303	$1,976,191	18%	24%

2006 As Compared to 2005

Renal

Sales of Renagel, including sales of bulk sevelamer, increased 23% to $515.1 million for 2006, as compared to 2005, primarily due to a $89.9 million increase in 2006 in sales related to increased customer volume, of which $68.0 million is primarily attributable to increased end-user demand worldwide, and $21.9 million is attributable to a 9.5% price increase for Renagel in the United States, which became effective in December 2005. The 1% increase in the Euro against the U.S. dollar for 2006, as compared to 2005, positively impacted Renagel revenue by $1.5 million in 2006. Sales of Renagel, including sales of bulk sevelamer, were 18% of our total product revenue for 2006, as compared to 17% for 2005.

Our acquisition of Bone Care on July 1, 2005 expanded our Renal product offerings with the addition of Hectorol, a complimentary product to Renagel used to treat secondary hyperparathyroidism in patients on dialysis and those with CKD. Bone Care’s operations are integrated into our Renal business, and our sales representatives are selling Hectorol to nephrologists in the United States. Sales of Hectorol increased more than 100% to $93.4 million for 2006 as compared to $34.5 million for 2005 because we did not own Hectorol until July 1, 2005 and due to higher wholesaler inventories on the date of acquisition.

We conducted a 2,100-patient post-marketing study of Renagel called the DCOR trial, which evaluated the ability of Renagel to improve patient morbidity and mortality and compared Renagel to calcium-based phosphate binders with respect to overall morbidity and mortality. We released top-line data from this trial in July 2005 and presented the data at the American Society of Nephrology meeting in November 2005. While the study did not meet its primary end point of a statistically significant reduction in mortality from all causes, in a pre-specified sub-group analysis, Renagel demonstrated a significant reduction in mortality from all causes in patients 65 years of age or older and in patients using Renagel for two years or more. The DCOR study included morbidity data from the CMS, which were presented at the 2006 ASN meeting. This data showed patients receiving Renagel experienced lower rates of hospitalization, fewer days in the hospital, and reduced overall health care expenditures compared to patients treated with calcium-based phosphate binders. In early 2007, Kidney International published findings from the RIND study that showed a significantly lower rate of death among patients with Renagel from the time they began dialysis compared with those using calcium-based phosphate binders.

We expect sales of Renagel and Hectorol to increase, driven primarily by growing patient access to our products, including the Medicare Part D program in the United States, and the continued adoption of the products by nephrologists worldwide. We expect adoption rates for Renagel to trend favorably as a result of our DCOR trial and the growing acceptance of the National Kidney Foundation’s 2003 Kidney Disease Outcome Quality Initiative, or K/DOQI, Guidelines for Bone Metabolism and Disease in CKD. Renagel and Hectorol compete with several other products and our future sales may be impacted negatively by these products. We discuss these competitors under the heading “Risk Factors—Our future success will depend on our ability to effectively develop and market our products and services against those of our competitors” in this report. In addition, our ability to continue to increase sales of Renagel and Hectorol will depend on many other factors, including our ability to optimize dosing and improve patient compliance with dosing of Renagel, the availability of reimbursement from third-party payors and the extent of coverage, including under the Medicare Part D program, and the accuracy of our estimates of fluctuations in the payor mix. Also our ability to effectively manage wholesaler inventories and the levels of compliance with the inventory management programs we implemented for Renagel and Hectorol with our wholesalers could impact the revenue from our Renal reporting segment that we record from period to period.

Therapeutics

Therapeutics product revenue increased 15% to $1.5 billion for 2006, as compared to 2005, primarily due to continued growth in sales of Cerezyme, Fabrazyme and Thyrogen and the launch of Myozyme in the European Union, United States and Canada in 2006.

The 8% growth in sales of Cerezyme to $1.0 billion for 2006, as compared to 2005, is attributable to our continued identification of new Gaucher disease patients, particularly in international markets. Our price for Cerezyme has remained consistent from period to period. Although we expect Cerezyme to continue to be a substantial contributor to revenues in the future, it is a mature product, and as a result, we do not expect that the current new patient growth trend will continue. The 1% increase in the Euro against the U.S. dollar in 2006, as compared to 2005, positively impacted Cerezyme revenue by $3.2 million in 2006.

Our results of operations are highly dependent on sales of Cerezyme and a reduction in revenue from sales of this product would adversely affect our results of operations. Sales of Cerezyme were approximately 35% of our total product revenue in 2006 and 38% in 2005. Revenue from Cerezyme would be impacted negatively if competitors developed alternative treatments for Gaucher disease, and the alternative products gained commercial acceptance, if our marketing activities are restricted, or if coverage, pricing or reimbursement is limited. Although orphan drug status for Cerezyme, which provided us with exclusive marketing rights for Cerezyme in the United States for seven years, expired in May 2001, we continue to have patents protecting our method of manufacturing Cerezyme until 2010 and the composition of Cerezyme as made by that process until 2013. The expiration of market exclusivity and orphan drug status will likely subject Cerezyme to increased competition, which may decrease the amount of revenue we receive from this product or the growth of that revenue. We are aware of companies that have developed or have initiated efforts to develop competitive products, and other companies may do so in the future. We discuss these competitors under the heading “Risk Factors—Our future success will depend on our ability to effectively develop and market our products and services against those of our competitors,” in this report.

The 18% increase to $359.3 million for 2006 in sales of Fabrazyme, as compared to 2005, was primarily attributable to increased patient identification worldwide as Fabrazyme is introduced into new markets. In addition, we recognized $3.4 million in September 2006 upon receiving reimbursement approval for past shipments of Fabrazyme in Canada. The 1% increase in the Euro against the U.S. dollar in 2006, as compared to 2005, positively impacted Fabrazyme revenue by $1.0 million in 2006.

Sales of Thyrogen increased 21% to $93.7 million for 2006, as compared to 2005, due to worldwide volume growth which positively impacted sales by $15.4 million. Additionally, a 10% increase in price impacted sales by $3.6 million in 2006, as compared to 2005. The 1% increase in the Euro against the U.S. dollar during 2006, as compared to 2005, did not have a material impact on Thyrogen revenue in 2006.

Sales of Myozyme were $59.2 million for 2006 as compared to $3.8 million in 2005. In March 2006, we received marketing authorization for Myozyme in the European Union. We are introducing Myozyme on a country-by-country basis in the European Union, as pricing and reimbursement approvals are obtained. In April 2006, the FDA granted marketing approval for Myozyme. We launched Myozyme in the United States in May 2006, in Europe a month later and in Canada in September 2006. Myozyme has received orphan drug designation in the United States, which provides seven years of market exclusivity, and in the European Union, which provides ten years of market exclusivity. Myozyme sales are expected to significantly increase as patients transition from clinical trials or expanded access programs and as new patients are identified. A marketing application for Myozyme has been submitted in Japan. We also expect to file for approval in several additional countries in 2007. The 1% increase in the Euro against the U.S. dollar during 2006, as compared to 2005, positively impacted Myozyme revenue by $2.0 million in 2006.

We currently manufacture Myozyme in the United States. In the future, we expect to also produce Myozyme at our new protein manufacturing facility in Geel, Belgium, and at our new fill-finish facility in Waterford, Ireland, to help ensure that we are able to meet the anticipated demand for the product throughout the world.

Transplant

Transplant product revenue increased 7% to $156.0 million for 2006, as compared to 2005. The increase is primarily due to a $22.7 million increase in sales of Thymoglobulin as a result of increased utilization of Thymoglobulin in transplant procedures worldwide. The increase was partially offset by a $9.0 million decrease in revenue from an upfront license fee we had received from Procter & Gamble Pharmaceuticals, Inc., or PGP, a subsidiary of The Procter and Gamble Company in 2005, for which there was no comparable amount in 2006. In December 2005, PGP exercised its option to terminate an agreement under which we had granted PGP an exclusive, worldwide license to develop and market RDP58 for the treatment of gastrointestinal and other disorders.

We expect sales of Thymoglobulin to increase, driven primarily by our continued entry into new geographical markets, together with an overall growth in solid organ and living donor renal transplants. Thymoglobulin competes with several other products and our future sales may be impacted negatively by these products. We discuss these competitors under the heading “Risk Factors—Our future success will depend on our ability to effectively develop and market our products and services against those of our competitors” in this report.

Biosurgery

Biosurgery product revenue increased 10% to $347.2 million for 2006, as compared to 2005. The increase was largely attributable to a $17.2 million increase in sales of our Sepra products and a $15.0 million increase in sales of Synvisc. Sales of Seprafilm increased $15.1 million primarily due to greater penetration into the U.S. and Japanese market. Synvisc sales increased primarily due to an expanded sales and marketing investment. Currently, Synvisc is delivered through three injections at one-week intervals. In December 2006 we completed a pivotal trial evaluating a single-injection regimen of Synvisc, which showed that patients who received a single-injection regimen of Synvisc achieved a statistically significant improvement in pain from osteoarthritis of the knee in 26 weeks compared to those using placebo. We anticipate filing for approval of single-injection Synvisc in the European Union and in the U.S. in the first half of 2007 and we expect to launch this product in the European Union by the end of 2007 and in the United States in the first half of 2008. The clinical advantages of a single-injection regimen of Synvisc has the potential to expand the market for Synvisc.

We are aware of several products that compete with Synvisc, several companies that have initiated efforts to develop competitive products and several companies that market products designed to relieve the pain of osteoarthritis. These products could have an adverse effect on future sales of Synvisc. In addition, a substantial portion of our revenue on sales of Synvisc comes from third party payors, including government health administration authorities and private health insurers who may not continue to provide adequate health insurance coverage or reimbursement for Synvisc. Furthermore, governmental regulatory bodies, such as CMS, may from time-to-time make unilateral changes to the reimbursement rates for Synvisc. For example, in October 2006, CMS announced a change to the billing code for viscosupplementation products effective January 2007 that, if unchanged, could have resulted in Medicare reimbursement for Synvisc at a rate that was lower than the price healthcare providers are currently paying for the product. In December 2006, the CMS reversed this decision. If the CMS billing code decision had been left unchanged, our Synvisc revenues would have been adversely affected because healthcare providers would have been less willing to use Synvisc. We discuss these competitors under the heading

“Risk Factors—Our future success will depend on our ability to effectively develop and market our products and services against those of our competitors” included in this report.

Other Product Revenue

Other product revenue increased 17% to $256.1 million for 2006, as compared to 2005, primarily due to a 10%, or $10.8 million, increase in sales of our diagnostics products and a 14%, or $11.7 million, increase in sales of bulk pharmaceuticals, including WelChol. The increase in sales of diagnostics products was attributable to a 17%, or $10.2 million, increase in clinical chemistry revenue resulting from our acquisition of Equal Diagnostics in July 2005. The increase in sales of bulk pharmaceuticals was primarily due to a 22%, or $7.2 million, increase in 2006, of bulk sales of and royalties earned on WelChol due to an increased demand from our U.S. marketing partner, Sankyo Pharma, Inc. In addition, oncology product revenue increased 41% to $48.1 million for 2006, as compared to 2005, due to an increase in demand for Campath and Clolar.

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

Sales of Hectorol were $34.5 million for 2005, reflecting sales beginning on July 1, 2005, the date we acquired Bone Care.

Therapeutics

Therapeutics product revenue increased 19% to $1.3 billion for 2005, as compared to 2004, primarily due to continued growth in sales of Cerezyme, Fabrazyme and Thyrogen.

The 11% growth in sales of Cerezyme to $932.3 million for 2005, as compared to 2004, is attributable to our continued identification of new Gaucher disease patients, particularly in international markets. Our price for Cerezyme remained consistent from period to period. The average exchange rate for the Euro against the U.S. dollar remained relatively stable in 2005, as compared to 2004, resulting in very little impact on the sales of Cerezyme. Sales of Cerezyme were approximately 38% of our total product revenue in 2005 and 42% in 2004.

The 46% increase to $305.1 million for 2005 in sales of Fabrazyme, as compared to 2004, was primarily attributable to increased patient identification worldwide as Fabrazyme is introduced into new markets.

The sales of Thyrogen increased 23% to $77.7 million for 2005, as compared to 2004, primarily due to worldwide volume growth.

Transplant

Transplant product revenue decreased 3% to $145.9 million for 2005, as compared to 2004. The decrease was primarily due to a $32.5 million decrease in sales of Gengraf, which we formerly co-promoted with Abbott Laboratories under an agreement that expired on December 31, 2004. The decrease was partially offset by a $16.0 million increase in sales of Thymoglobulin as a result of increased utilization of Thymoglobulin in transplant procedures and $9.0 million of previously deferred revenue related to an upfront license fee we had received from PGP.

Biosurgery

Biosurgery product revenue increased 74% to $314.5 million for 2005, as compared to 2004. The increase was largely attributable to a $130.6 million increase in sales of Synvisc, primarily due to our reacquisition of the Synvisc sales and marketing rights from Wyeth in January 2005 in several countries. Upon closing this transaction, we began to record revenue from sales of Synvisc to end-users in the United States, as well as Germany, Poland, Portugal and the Czech Republic. We began selling Synvisc directly to end-users in Greece effective July 1, 2005.

Other Product Revenue

Other product revenue increased 33% to $219.7 million for 2005, as compared to 2004, primarily due to a 14% increase to $104.2 million in sales of diagnostics products and an 18% increase, to $81.3 million, in sales of bulk pharmaceuticals, including WelChol. The increase in sales of diagnostics products was attributable to a 21%, or $10.3 million, increase in clinical chemistry revenue due to additional sales resulting from our acquisition of Equal Diagnostics in July 2005 and a result of higher order volume by several large customers. The increase in sales of bulk pharmaceuticals is primarily due to an increased demand for liquid crystals and a 33% increase in bulk sales of and royalties earned on WelChol due to an increased demand from our U.S. marketing partner, Sankyo Pharma, Inc. Other product revenue includes a $28.8 million increase in oncology revenue primarily due to the addition of sales from two oncology products, Campath and Clolar, that we acquired in the ILEX Oncology transaction in December 2004.

Service Revenue

We derive service revenues primarily from the following principal sources:

•       sales of MACI, a proprietary cell therapy product for cartilage repair in Europe and Australia, Carticel for the treatment of cartilage damage, and Epicel for the treatment of severe burns, all of which are included in our Biosurgery reporting segment; and

•       genetic and pathology/oncology testing services, which are included in our Genetics reporting segment.

The following table sets forth our service revenue on a segment basis:

	2006	2005	2004	06/05 Increase/ (Decrease) % Change	05/04 Increase/ (Decrease) % Change
	(Amounts in thousands)
Biosurgery	$39,458	$38,553	$24,917	2%	55%
Genetics	240,857	222,328	187,413	8%	19%
Other	1,803	498	62	>100%	>100%
Total service revenue	$282,118	$261,379	$212,392	8%	23%

2006 As Compared to 2005

Service revenue attributable to our Biosurgery reporting segment increased 2% to $39.5 million for 2006, as compared to 2005. The increase is primarily due to a full year of MACI sales during 2006. We acquired MACI from Verigen in February 2005. In addition, sales of Epicel increased due to an increase in patient demand in 2006.

Service revenue attributable to our Genetics reporting segment increased 8% to $240.9 million for 2006, as compared to 2005. The increase was primarily attributable to continued growth in sales of DNA testing services as well as the prenatal screening and diagnosis market.

2005 As Compared to 2004

Service revenue attributable to our Biosurgery reporting segment increased 55% to $38.6 million for 2005, as compared to 2004. The increase is primarily due to the addition of sales of MACI in February 2005.

Service revenue attributable to our Genetics reporting segment increased 19% to $222.3 million for 2005, as compared to 2004. The increase was primarily attributable to:

•       additional service revenue resulting from our acquisition of substantially all of the pathology/oncology testing assets of IMPATH in May 2004; and

•       increased sales of DNA testing services, primarily due to growth in the cystic fibrosis screening and diagnosis market, as well as the prenatal screening and diagnosis market.

International Product and Service Revenue

A substantial portion of our revenue was generated outside of the United States. The following table provides information regarding the change in international product and service revenue as a percentage of total product and service revenue during the periods presented:

	2006	2005	2004	06/05 Increase/ (Decrease) % Change	05/04 Increase/ (Decrease) % Change
	(Amounts in thousands)
International product and service revenue	1,455,795	$1,215,621	$992,643	20%	22%
% of total product and service revenue	46%	45%	45%

2006 As Compared to 2005

The 20% increase to $1.5 billion for 2006 in international product and service revenue, as compared to 2005, is primarily due to a $221.8 million increase in the combined international sales of Renagel, Cerezyme, Fabrazyme, Thyrogen, Myozyme, Thymoglobulin, Synvisc and Campath, primarily due to an increase in the number of patients using these products in countries outside of the United States.

The Euro increased 1% against the U.S. dollar for 2006, as compared to 2005. Therefore, total product and service revenue was positively impacted by $8.8 million.

International product and service revenue as a percentage of total product and service revenue increased 1% for 2006, as compared to 2005. This was primarily due to the increase in total revenue outside the United States, as we continue to identify new patients in the international market for our products and services.

2005 As Compared to 2004

The 22% increase to $1.2 billion for 2005 in international product and service revenue, as compared to 2004, is primarily due to:

•       a $180.1 million increase in the combined international sales of Renagel, Cerezyme, Fabrazyme and Thyrogen, primarily due to an increase in the number of patients using these products in countries outside of the United States; and

•       a $7.7 million increase in international sales of Thymoglobulin and Lymphoglobuline due to an increase in volume and price.

Research and Development Revenue

The following table sets forth our research and development revenue on a segment basis:

	2006	2005	2004	06/05 Increase/ (Decrease) % Change	05/04 Increase/ (Decrease) % Change
	(Amounts in thousands)
Therapeutics	$1,068	$789	$—	35%	N/A
Transplant	—	30	310	(100)%	(90)%
Biosurgery	893	144	4,241	>100%	(97)%
Other	15,153	17,478	5,109	(13)%	>100%
Corporate	372	1,719	2,902	(78)%	(41)%
Total research and development revenue	$17,486	$20,160	$12,562	(13)%	60%

2006 As Compared to 2005

Total research and development revenue decreased $2.7 million for 2006, as compared to 2005, primarily due to lower revenue recognized by our cardiovascular business as a result of lower spending on MG Biotherapeutics, Inc., our joint venture with Medtronic, Inc., or Medtronic. Other research and development revenue for the year ended December 31, 2006, includes $9.3 million of revenue for research and development work related to alemtuzumab for the treatment of multiple sclerosis and Campath that we perform on behalf of Bayer Schering Pharma AG. Other research and development revenue also includes revenue related to our pharmaceuticals and cardiovascular businesses.

2005 As Compared to 2004

Total research and development revenue increased $7.6 million for 2005, as compared to 2004, primarily due to a $12.4 million increase in other research and development revenue. This increase is attributable to $7.0 million of additional revenue in 2005 resulting from research and development work related to Campath that we performed on behalf of Bayer Schering Pharma, under agreements we assumed in connection with our acquisition of ILEX Oncology in December 2004. This increase was partially offset by a decrease in Biosurgery research and development revenue, primarily due to the completion, in 2004, of a development program for Hylaform and reimbursements received from Wyeth in 2004 for development projects associated with Synvisc. There were no comparable amounts for the reimbursements from Wyeth in 2005.

MARGINS

The components of our total margins are described in the following table:

	2006	2005	2004	06/05 Increase/ (Decrease) % Change	05/04 Increase/ (Decrease) % Change
	(Amounts in thousands)
Product margin	$2,351,021	$1,991,126	$1,527,749	18%	30%
% of total product revenue	81%	81%	77%
Service margin	$82,835	$90,904	$72,248	(9)%	26%
% of total service revenue	29%	35%	34%
Total product and service gross margin	$2,433,856	$2,082,030	$1,599,997	17%	30%
% of total product and service revenue	77%	77%	73%

Product Margin

2006 As Compared to 2005

Our overall product margin increased $359.9 million, or 18%, for 2006, as compared to 2005. This is primarily due to:

•       improved margins for Renagel due to increased customer volume and increased efficiency at our global manufacturing facilities;

•       an increase in product margin for Cerezyme, Fabrazyme, Thyrogen, and Thymoglobulin due to increased sales and improved unit costs;

•       improved margins for Myozyme due to the launch of Myozyme in the European Union, United States and Canada in 2006;

•       a full year of Hectorol’s margin contribution in 2006, as compared to six months in 2005 as a result of the acquisition of Bone Care in July 2005; and

•       an increase in product margin for our oncology business due to the increase in global sales of Campath and Clolar.

These increases in product margin were partially offset by stock-based compensation expenses of $12.0 million associated with our adoption of FAS 123R in 2006 for which there was no comparable amount in 2005.

Total product margin as a percentage of product revenue for 2006 was consistent with 2005.

The amortization of product related intangible assets is included in amortization expense and, as a result, is excluded from cost of products sold and the determination of product margins.

2005 As Compared to 2004

Our overall product margin increased $463.4 million, or 30%, for 2005, as compared to 2004. This is primarily due to:

•       a $130.6 million, or 148%, increase in sales of Synvisc resulting from our reacquisition of Synvisc sales and marketing rights from Wyeth in January 2005;

•       improved margins for Renagel, Cerezyme, Fabrazyme and Thymoglobulin due to increased sales and increased utilization of capacity at our global manufacturing facilities;

•       Hectorol’s margin contribution in the second half of 2005 due to the acquisition of Bone Care in July 2005; and

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

Service Margin

2006 As Compared to 2005

Our overall service margin decreased $8.1 million, or 9%, for 2006, as compared to 2005. This is primarily due to additional costs in Corporate of $9.5 million related to the adoption of FAS 123R in 2006 for which there was no comparable amount in 2005. This was partially offset by an increase in service margin related to our Biosurgery reporting segment due to an increased demand for Epicel in 2006.

Total service margin as a percent of total service revenue decreased in 2006, as compared to 2005, primarily due to additional costs in Corporate related to the adoption of FAS 123R in 2006. Genetics service margin as a percentage of total service revenue decreased for 2006, as compared to 2005 due to higher costs for payroll, chemicals and supplies.

2005 As Compared to 2004

Our overall service margin increased $18.7 million, or 26%, for 2005, as compared to 2004. This is primarily due to a $13.6 million, or 55%, increase in sales of Biosurgery services as well as a $34.9 million, or 19%, increase in sales of Genetics services. Total service margin as a percent of total service revenue increased in 2005, as compared to 2004, primarily due to increased sales of higher margin Biosurgery services such as Carticel and MACI, which offset increased sales of lower margin testing services attributable to our acquisition of substantially all of the pathology/oncology testing assets related to the Physician Services and Analytical Services business units of IMPATH in May 2004.

OPERATING EXPENSES

Selling, General and Administrative Expenses

The following table provides information regarding the change in SG&A during the periods presented:

	2006	2005	2004	06/05 Increase/ (Decrease) % Change	05/04 Increase/ (Decrease) % Change
	(Amounts in thousands)
Selling, general and administrative expenses	$1,010,400	$787,839	$599,388	28%	31%
% of total revenue	32%	29%	27%

2006 As Compared to 2005

SG&A increased $222.6 million for 2006, as compared to 2005, primarily due to increases of:

•       $26.8 million for Renal products, primarily due to our acquisition of Bone Care in July 2005 and continued support of Renal’s international business operations growth;

•       $21.8 million for Therapeutics products, primarily due to expenses incurred to launch Myozyme in the United States, Canada and in several countries in the European Union and to prepare for its launch in additional countries in 2007;

•       $16.8 million for Biosurgery products and services, primarily due to additional expenses related to an increase in staffing and an increase in marketing efforts; and

•       $148.5 million for Corporate SG&A, primarily due to $121.8 million of stock-based compensation expenses related to our adoption of FAS 123R and increased spending on legal and information technology expenses.

2005 As Compared to 2004

SG&A increased $188.5 million for 2005, as compared to 2004, primarily due to increases of:

•       $33.9 million for Renal products, primarily due to our acquisition of Bone Care in July 2005;

•       $39.5 million for Therapeutics products, primarily due to increased spending on additional resources to support volume growth and new country launches for Cerezyme, Fabrazyme and Thyrogen and the anticipated launch of Myozyme;

•       $58.5 million for Biosurgery products and services, primarily due to the additional expenses related to the Synvisc sales force we assumed from Wyeth, and because we began performing all marketing for Synvisc in the United States, as well as Germany, Poland, Portugal, the Czech Republic and, as of July 1, 2005, Greece;

•       $6.0 million for Genetics, primarily due to our acquisition of substantially all of the pathology/oncology testing assets of IMPATH in May 2004;

•       $17.1 million for Other SG&A, primarily due to the increase in expenses for our diagnostic products business as a result of our acquisition of Equal Diagnostics in July 2005 and an increase in expenses for our oncology business as a result of our acquisition of ILEX Oncology in December 2004; and

•       $33.9 million for Corporate SG&A, primarily due to increased legal, information technology, recruiting and advertising expenses.

Research and Development Expenses

The following table provides information regarding the change in research and development expense during the periods presented:

	2006	2005	2004	06/05 Increase/ (Decrease) % Change	05/04 Increase/ (Decrease) % Change
	(Amounts in thousands)
Research and development expenses	$649,951	$502,657	$391,802	29%	28%
% of total revenue	20%	18%	18%

2006 As Compared to 2005

Research and development expenses increased $147.3 million for 2006, as compared to 2005, primarily due to:

•       a $29.7 million increase in spending on Renal research and development programs, primarily due to our acquisition of Bone Care in July 2005 and to a $12.6 million increase in spending on the tolevamer program due to accelerated patient enrollment in clinical studies;

•       a $19.5 million increase in spending on certain Therapeutics research and development programs including $7.3 million in spending for the Myozyme program due to FDA required post-marketing commitments and $8.9 million of spending for the Parkinson’s disease program we acquired from Avigen;

•       a $7.9 million increase in spending on Transplant research and development programs, primarily due to our acquisition of AnorMED in November 2006;

•       a $10.2 million increase in spending on Biosurgery research and development programs, primarily on next generation orthopaedics products;

•       a $19.7 million increase in sepending on Other research and development programs primarily on our Campath and Clolar product lines; and

•       an $84.6 million increase in spending on Corporate research and development programs primarily due to stock-based compensation expenses of $65.2 million recorded in 2006 related to our adoption of FAS 123R.

These increases were partially offset by decreases in research and development expenses of $24.3 million in spending on certain Therapeutics research and development programs, including:

•       $5.1 million on our Cerezyme program, as patients completed clinical studies during the second quarter of 2006, resulting in a decrease in spending on follow-up monitoring;

•       $5.6 million on our deferitrin (iron chelator) program due to the completion of our phase 1/2 study in 2005; and

•       $6.8 million from the consolidation of Dyax-Genzyme LLC. Spending decreased for DX-88 in both periods due to the completion of clinical trials.

2005 As Compared to 2004

Research and development expenses increased $110.9 million for 2005, as compared to 2004, primarily due to:

•       a $32.9 million increase in spending on Renal research and development programs primarily due to our acquisition of Bone Care in July 2005 and to a $10.0 million charge recorded in 2005, representing a portion of the approximately $23 million of funding we are obligated to provide under our collaboration with RenaMed, for which there was no comparable charge in 2004;

•       a $14.5 million increase in spending on Therapeutics research and development programs including spending on the DX-88 program due to full enrollment in a clinical trial and additional manufacturing runs in 2005;

•       a $41.0 million increase in spending on Other research and development programs primarily due to Campath and Clolar clinical trial activity; and

•       a $15.3 million increase in spending for Corporate research and development efforts related to our corporate science activities, including research initiatives for existing products, that we do not allocate to our reporting segments.

Amortization of Intangibles

The following table provides information regarding the change in amortization of intangibles expense during the periods presented:

	2006	2005	2004	06/05 Increase/ (Decrease) % Change	05/04 Increase/ (Decrease) % Change
	(Amounts in thousands)
Amortization of intangibles	$209,355	$181,632	$109,473	15%	66%
% of total revenue	7%	7%	5%

2006 As Compared to 2005

Amortization of intangibles expense increased $27.7 million for 2006, as compared to 2005, primarily due to additional amortization expense attributable to the intangible assets acquired in connection with our acquisitions of Surgi.B in March 2006 and Bone Care in July 2005, as well as the reacquisition of Synvisc sales and marketing rights in several countries from Wyeth in January 2005.

2005 As Compared to 2004

Amortization of intangibles expense increased $72.2 million for 2005, as compared to 2004, primarily due to additional amortization expense attributable to the intangible assets acquired in connection with our acquisitions of Bone Care, Equal Diagnostics, Verigen and the Synvisc sales and marketing rights from Wyeth all in 2005 and ILEX Oncology in 2004. In addition, the 2005 amortization of intangibles expense includes a full year of expense related to the intangible assets attributable to our acquisition of substantially all of the pathology/oncology testing assets of IMPATH in May 2004, as compared to seven months in 2004.

As discussed in Note H., “Goodwill and Other Intangible Assets,” to our financial statements included in this report, we calculate amortization expense for the Synvisc sales and marketing rights we reacquired from Wyeth and the Myozyme patent and technology rights pursuant to a license agreement with Synpac by taking into account forecasted future sales of Synvisc and Myozyme, respectively and the resulting estimated future contingent payments we will be required to make to Wyeth and Synpac. As a result, we expect amortization of intangibles to fluctuate over the next five years based on these future contingent payments.

Purchase of In-Process Research and Development

In connection with five of our acquisitions since 2004, we have acquired various IPR&D projects. Substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technological feasibility. In addition, once research is completed, each product candidate acquired from AnorMED, Avigen, Bone Care, Verigen and ILEX Oncology will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue. We cannot give assurances that these programs will ever reach technological feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially adversely affected.

The following table sets forth IPR&D projects for companies and certain assets acquired since 2004 (amounts in millions, except percent data):

Company/Assets Acquired	Purchase Price	IPR&D(1)	Programs Acquired	Discount Rate Used in Estimating Cash Flows(1)	Year of Expected Launch	Estimated Cost to Complete
AnorMED (2006)	$589.2	$526.8	Mozobil (stem cell transplant)	15%	2008-2013	$125
		26.1	AMD070 (HIV)(2)	15%
		$552.9
Avigen (2005)	$12.0	$7.0	AV201 (Parkinson’s disease)	N/A	2016	$74
Bone Care (2005)	$712.3	$12.7	LR-103 (secondary
			hyperparathyroidism)	25%	2012	$15
Verigen (2005)	$12.7	$9.5	MACI (cartilage repair)	24%	2012-2014	$20-$35
ILEX Oncology (2004)	$1,080.3	$96.9	Campath (alemtuzumab)	11%	2009-2011	$194
		113.4	Clolar	12%	2008-2011	$99
		44.2	Tasidotin	16%	2011-2014	$44
		$254.5

(1)             Management assumes responsibility for determining the valuation of the acquired IPR&D projects. The fair value assigned to IPR&D for each acquisition is estimated by discounting, to present value, the cash flows expected once the acquired projects have reached technological feasibility. The cash flows are probability-adjusted to reflect the risks of advancement through the product approval process. In estimating the future cash flows, we also considered the tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D projects and adjusted future cash flows for a charge reflecting the contribution to value of these assets.

(2)             Year of expected launch and estimated cost to complete data is not provided for AMD070 at this time because we are assessing our future plans for this program.

Charge for Impaired Goodwill

We are required to perform impairment tests related to our goodwill under FAS 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. We completed the required annual impairment tests for our $1.5 billion of net goodwill, which was the balance at the time, in the third quarter of 2006 and determined that the $219.2 million of goodwill assigned to our Genetics reporting unit was fully impaired. We discuss our assessment of goodwill for potential impairment under the heading “Critical Accounting Policies—Asset Impairments—Impairment of Goodwill” included in this report.

OTHER INCOME AND EXPENSES

	2006	2005	2004	06/05 Increase/ (Decrease) % Change	05/04 Increase/ (Decrease) % Change
	(Amounts in thousands)
Equity in income (loss) of equity method investments	$15,705	$151	$(15,624)	>100%	>(100)%
Minority interest	10,418	11,952	5,999	(13)%	99%
Gains (losses) on investments in equity securities, net	73,230	5,698	(1,252)	>100%	>(100)%
Other	(2,045)	(1,535)	(357)	33%	>100%
Investment income	56,001	31,429	24,244	78%	30%
Interest expense	(15,478)	(19,638)	(38,227)	(21)%	(49)%
Total other income (expenses)	$137,831	$28,057	$(25,217)	>100%	>(100)%

2006 As Compared to 2005

Equity in Income (Loss) of Equity Method Investments

Under this caption, we record our portion of the results of our joint ventures with BioMarin and Medtronic, and our investments in Peptimmune, Inc., or Peptimmune, and Therapeutic Human Polyclonals, Inc., or THP.

Equity in income (loss) of equity method investments increased more than 100% to $15.7 million in 2006, as compared to 2005, primarily due to an increase of $11.4 million in our portion of the net income of BioMarin/Genzyme LLC attributable to increased sales of Aldurazyme.

Minority Interest

As a result of our application of FIN 46R, “Consolidation of Variable Interest Entities,” we have consolidated the results of Dyax-Genzyme LLC and Excigen Inc. Our consolidated balance sheet as of December 31, 2006, includes assets related to Dyax-Genzyme LLC, which are not significant, and substantially all of which are lab equipment net of their associated accumulated depreciation. We have recorded Dyax’s portion of this joint venture’s losses as minority interest in our consolidated statements of operations. The results of Excigen were not significant.

In February 2007, we agreed with Dyax Corp., or Dyax, to terminate our participation and interest in Dyax-Genzyme LLC effective February 20, 2007.  In connection with this termination, we made a capital contribution of approximately $17 million in cash to Dyax-Genzyme LLC and Dyax purchased our interest in the joint venture for 4.4 million shares of Dyax common stock, valued at $16.9 million, based on the closing price of Dyax common stock on February 23, 2007.

Gains (Losses) on Investments in Equity Securities, net

We recorded the following realized gains on investments in equity securities, net of charges for impaired investments, during the periods presented (amounts in thousands):

	2006	2005	2004
Gross gains on investments in equity securities:
CAT	$69,359	$—	$—
BioMarin	6,416	—	—
Theravance, Inc.	—	4,510	—
Other	2,848	1,188	1,610
Total gains on investments in equity securities	78,623	5,698	1,610
Less: charges for impaired investments	(5,393)	—	(2,862)
Gains (losses) on investments in equity securities, net	$73,230	$5,698	$(1,252)

Gross Gains on Investments in Equity Securities

In May 2006, we recorded a $7.0 million gain on the sale of a portion of our investment in CAT. In June 2006, in connection with the acquisition of CAT by AstraZeneca plc, or AstraZeneca, we recorded a $62.4 million gain on the tender of our remaining investment in CAT, which became unconditional on June 21, 2006.

In January 2006, we recorded a $6.4 million gain in connection with the sale of our entire investment of 2.1 million shares of the common stock of BioMarin for net cash proceeds of $24.4 million.

In April 2005, we sold our entire investment in the common stock of Theravance, Inc., or Theravance, for $4.5 million in cash. Our investment in Theravance had a zero cost basis and, as a result, we recorded a gain of $4.5 million in April 2005 related to this sale.

Charges for Impaired Investments

We review the carrying value of each of our strategic investments in equity securities on a quarterly basis for potential impairment. Gains (losses) on investments in equity securities, net, includes charges for impaired investments of $5.4 million for 2006, including $2.5 million to write-off our investment in RenaMed and $2.2 million to write down our investment in ViaCell for which there were no comparable amounts in 2005. We concluded that it was unclear over what period the recovery of the stock prices for these investments would take place and that any evidence suggesting that the investment would recover to at least our historical cost was not sufficient to overcome the presumption that the current market price was the best indicator of the value of these investments.

Investment Income

Our investment income increased 78% to $56.0 million for 2006, as compared to $31.4 million for 2005, primarily due to higher average cash balances and an increase in our average portfolio yield.

Interest Expense

Our interest expense decreased 21% to $15.5 million for 2006, as compared to $19.6 million for 2005, primarily due to reduced interest expense of $2.2 million on our 2003 revolving credit facility, which we replaced with the 2006 credit facility in July 2006, and a $1.5 million decrease due to the payoff of a capital lease obligation related to our administriatve offices in Waltham, Massachusetts in October 2005.

2005 As Compared to 2004

Equity in Income (Loss) of Equity Method Investments

Under this caption, we record our portion of the results of our joint ventures with BioMarin, and Medtronic, and our investments in Peptimmune and THP.

Previously our equity in income (loss) of equity method investments was a net loss, of which the largest component was our portion of the net losses from our joint venture with BioMarin. However, this joint venture became profitable in the first quarter of 2005 due to increased sales of Aldurazyme. As a result, we recorded income of $7.1 million in 2005, representing our portion of the net income of the joint venture for 2005, as compared to a charge of $9.7 million in 2004, representing our portion of the net losses of the joint venture for 2004.

Minority Interest

As a result of our application of FIN 46R, “Consolidation of Variable Interest Entities,” we have consolidated the results of Dyax-Genzyme LLC, and Excigen Inc. Our consolidated balance sheet as of December 31, 2005, includes assets related to Dyax-Genzyme LLC, which are not significant, and substantially all of which are lab equipment net of their associated accumulated depreciation. We have recorded Dyax’s portion of this joint venture’s losses as minority interest in our consolidated statements of operations. The results of Excigen were not significant.

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

Investment Income

Our investment income increased 30% to $31.4 million for 2005, as compared to 2004, primarily due to an increase in the average portfolio yield. This increase was offset, in part, by lower average cash and investment balances in interest-bearing accounts and an increase in the realized losses from our U.S. investment portfolio.

Interest Expense

Our interest expense decreased 49% to $19.6 million for 2005, as compared to 2004, primarily due to $17.9 million of interest expense and charges related to the redemption of our $575.0 million in principal of 3% convertible subordinated debentures for cash in June 2004 for which there are no similar amounts in the same period of 2005, including $8.3 million of interest expense, a charge of $4.3 million for the premium paid upon redemption and a charge of $5.3 million to write off the unamortized debt fees associated with these debentures. This decrease was offset, in part, by $0.5 million of additional interest expense for 2005 related to the $350.0 million in principal drawn under our 2003 revolving credit facility to fund the acquisition of Bone Care.

(Provision for) Benefit from Income Taxes

	2006	2005	2004	06/05 Increase/ (Decrease) % Change	05/04 Increase/ (Decrease) % Change
	(Amounts in thousands)
(Provision for) benefit from income taxes	$35,881	$(187,430)	$(141,169)	>(100)%	33%
Effective tax rate	(68)%	30%	62%

Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	For the Years Ended December 31,
	2006	2005	2004
Tax provision at U.S. statutory rate	(35.0)%	35.0%	35.0%
State taxes, net	(1.7)	1.6	2.8
Export sales benefits	(37.2)	(2.8)	(7.1)
Domestic manufacturing deduction	(15.5)	(1.2)	—
Tax credits	(30.5)	(4.1)	(4.7)
Foreign rate differential	76.0	0.1	(4.4)
Charges for IPR&D	—	1.2	39.1
Stock compensation	15.8	—	—
Goodwill impairment	19.6	—	—
Audit settlements	(62.9)	—	—
Other	3.3	—	1.3
Effective tax rate	(68.1)%	29.8%	62.0%

Our effective tax rate for all periods varies from the U.S. statutory tax rate as a result of:

•       our provision for state income taxes;

•       the tax benefits from export sales;

•       the tax benefits from domestic production activities;

•       benefits related to tax credits, primarily orphan drug credits; and

•       income and expenses taxed at rates other than the U.S. statutory tax rate.

Our effective tax rate for  2006, was also impacted by:

•       the deductible charge for IPR&D of $552.9 million recorded in November 2006 in connection with our acquisition of AnorMED, of which $195.7 million was taxed at rates other than the U.S. statutory tax rate;

•       $33.2 million of non-deductible stock compensation expenses;

•       a charge for impaired goodwill of $219.2 million recorded in September 2006, of which $29.5 million was not deductible for tax purposes; and

•       the settlement of the 1996 to 1999 IRS audit and various state and foreign income tax audits. We recorded a $33.2 million tax benefit to our income tax provision primarily related to export sales benefits, tax credits and deductible intangibles from a prior period acquisition. In conjunction with those settlements, we reduced our tax reserves by approximately $13.2 million and recorded current and deferred tax benefits for the remaining portion of the settlement amounts.

Our effective tax rates for 2005 and 2004 were also impacted by non-deductible charges for IPR&D of:

•       $22.2 million in 2005, of which $9.5 million was recorded in the first quarter of 2005 in connection with our acquisition of Verigen and $12.7 million was recorded in the third quarter of 2005 related to our acquisition of Bone Care; and

•       $254.5 million in 2004, all of which was recorded in December 2004 in connection with our acquisition of ILEX Oncology.

In addition, our overall tax rate has changed significantly due to fluctuations in our income (loss) before taxes, which was $(52.7) million in 2006, $628.9 million in 2005 and $227.7 million in 2004.

Our assessment of the potential impact of the required adoption of FIN 48 effective January 1, 2007 is included under the heading “Recent Accounting Pronouncements—FIN 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109,’’ ’’ included in this report.

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

Below is a brief description of our significant research and development programs:

Program	Program Description or Indication	Development Status at December 31, 2006	Year of Expected Product Launch
Renvela (sevelamer carbonate)	Control of serum phosphorus in patients with CKD on and off hemodialysis	Completed enrollment in trial for hemodialysis patients in 2005. Completed open-label study to compare powder to tablet formulation that showed the two formulations are equivalent in controlling serum phosphorus in hemodialysis patients. Commenced enrollment in trial for powder formulation to allow once daily dosing in 2006. Filed NDA with the FDA for approval for the control of serum phosphorus in patients with CKD on hemodialysis in December 2006.	2008
Tolevamer(1)	C. difficile-associated disease	Phase 2 trials completed in 2004; phase 3 trial ongoing and anticipated to be completed in the second half of 2007.	2008
Fabrazyme	Fabry disease

Marketed in the European Union since 2001, the U.S. since 2003, and Japan since 2004; marketing approval received in 45 countries and commercial sales in 35 countries; several post-marketing commitments ongoing.

			Product was launched in 2001

Myozyme	Pompe disease

Received marketing approval in the European Union in March 2006, in the U.S. in April 2006 and in Canada in August 2006; marketing approval received in 28 countries and commercial sales in 23 countries; several post-marketing commitments to be initiated in 2007; regulatory submissions filed and under review in Japan, Switzerland, Brazil, Argentina and Colombia with several more planned for submission in 2007.

			Product was launched in 2006
GENZ-112638	Gaucher disease	Enrollment of patients in a phase 2 trial commenced in July 2006 and is ongoing.	2011
TGF-beta antagonists	Idiopathic pulmonary fibrosis	Phase 1 trial commenced in 2005; preliminary results anticipated in 2007. We record 50% of the research and development costs incurred under our collaboration with CAT.	2013
Aldurazyme	MPS I	Marketed in the U.S. and the European Union since 2003; marketing approval received in 50 countries and commercial sales in 36 countries; several post-marketing commitments ongoing.	Product was launched in 2003
Mozobil(2)	Improve the efficacy of stem cell transplantation in patients with blood cancers	Enrollment completed in a phase 3 trial for patients with multiple myeloma and a phase 3 trial for non-Hodgkin’s lymphoma in 2006.	2008, through 2013

Synvisc(3)	Viscosupplementation products to treat osteoarthritis of the knee and other joints

Received marketing approval in the European Union for Synvisc in the shoulder and ankle in late 2006 and launched Synvisc for those indications in December 2006; clinical development of single-injection Synvisc is ongoing; anticipate launching single-injection Synvisc in the European Union in 2007 and in the United States in 2008.

			2007 through 2008
Hylastan	Next generation viscosupplementation product	Pivotal trial anticipated to be completed in the first half of 2007; anticipate filing for approval in the U.S. and the European Union in 2007.	2008
Sepra products(3)	Next stage products to prevent surgical adhesions for various indications	Preclinical.	2009 through 2012
Campath(4)	B-cell chronic lymphocytic leukemia

Phase 3 clinical trial in front-line CLL completed in 2006; phase 3 combination therapy trial in second-line CLL ongoing; phase 2 subcutaneous administration trial in relapsed/retractory CLL ongoing; anticipated commencement of phase 2 trial in 2007 to compare Campath from new manufacturing process with the existing product in front-line CLL.

			2009 through 2011
Alemtuzumab (Campath) MS(4)	Multiple Sclerosis	Data from phase 2 trial (CAMMS23) analyzed at the predefined 1 and 2 year interim analyses; anticipated commencement of two phase 3 trials in 2007.	2010

Clolar(4)	Pediatric and adult leukemias and solid tumors

Phase 2 trial in pediatric acute leukemias ongoing; phase 2 trial in adult hematologic cancers commenced in 2006 and is ongoing; phase 1 trial in solid tumors ongoing; phase 3 trial in older patients with acute myelogenous leukemia commenced in 2006; anticipated initiation of phase 1 study for treatment of myelodysplastic syndromes in 2007.

2008 through 2011

(1)          Program acquired in connection with the December 2000 acquisition of GelTex Pharmaceuticals, Inc., or GelTex.

(2)          Program acquired in connection with the November 2006 acquisition of AnorMED.

(3)          Program acquired in connection with the December 2000 acquisition of Biomatrix.

(4)          Program acquired in connection with the December 2004 acquisition of ILEX Oncology.

The aggregate actual and estimated research and development expense for the programs described above is as follows (amounts in millions):

Costs incurred for the year ended December 31, 2005	$205.0
Costs incurred for the year ended December 31, 2006	$234.6
Cumulative costs incurred as of December 31, 2006	$1,102.6
Estimated costs to complete as of December 31, 2006	$800 to $1,000

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

Liquidity and Capital Resources

We continue to generate cash from operations. We had cash, cash equivalents and short- and long-term investments of $1.3 billion at December 31, 2006 and $1.1 billion at December 31, 2005.

The following is a summary of our statements of cash flows for 2006 and 2005.

Cash Flows from Operating Activities

Cash flows from operating activities are as follows (amounts in thousands):

	2006	2005
Cash flows from operating activities:
Net income (loss)	$(16,797)	$441,489
Non-cash charges	978,677	427,635
Decrease in cash from working capital changes (excluding impact of acquired assets and assumed liabilities)	(73,311)	(137,347)
Cash flows from operating activities	$888,569	$731,777

Cash provided by operating activities increased $156.8 million in 2006, as compared to 2005, primarily driven by a $92.8 million increase in earnings, excluding non-cash charges, and a $64.0 million decrease in cash used for working capital. In connection with our adoption of FAS 123R, we were required to change the classification in our consolidated statements of cash flows of any tax benefits realized upon the exercise of stock options in excess of that which is associated with the expense recognized for financial reporting purposes.

Cash Flows from Investing Activities

Cash flows from investing activities are as follows (amounts in thousands):

	2006	2005
Cash flows from investing activities:
Net sales (purchases) of investments, excluding investments in equity securities	$13,168	$(131,628)
Net sales (purchases) of investments in equity securities	132,588	(410)
Purchases of property, plant and equipment	(333,675)	(192,461)
Distributions from equity method investments	19,800	3,000
Purchases of other intangible assets	(105,348)	(172,092)
Acquisitions, net of acquired cash	(568,953)	(703,074)
Other investing activities	6,008	5,682
Cash flows from investing activities	$(836,412)	$(1,190,983)

In 2006, acquisitions, capital expenditures and purchases of intangible assets accounted for significant cash outlays for investing activities. In 2006 we used:

•       $569.0 million in cash to fund the acquisition of AnorMED;

•       $333.7 million in cash to fund the purchase of property, plant and equipment, primarily related to the ongoing expansion of our manufacturing capacity in the Republic of Ireland, the United Kingdom and Belgium, and the construction of a new research and development facility in Framingham, Massachusetts; and

•       $105.3 million in cash for purchases of other intangible assets.

These decreases in cash were partially offset by cash provided by:

•       $132.6 million in cash from the net sales of investments in equity securities, of which $24.4 million is attributable to the sale of our entire investment of 2.1 million shares in the common stock of BioMarin in January 2006, $11.4 million is attributable to the sale of a portion of our investment in the common stock of CAT in May 2006 and $99.0 million is attributable to the sale of the remainder of our investment in the common stock of CAT in July 2006;

•       $19.8 million of cash distributions from our joint venture with BioMarin; and

•       $13.2 million in cash from the net sales of investments.

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

•       $172.1 million in cash for our reacquisition of the Synvisc sales and marketing rights from Wyeth; and

•       $132.0 million in cash for net purchases of investments, including equity investments.

Cash Flows from Financing Activities

Our cash flows from financing activities are as follows (amounts in thousands):

	2006	2005
Cash flows from financing activities:
Proceeds from issuance of common stock	$158,305	$354,708
Excess tax benefits from stock-based compensation	7,114	—
Proceeds from draws on our 2003 revolving credit facility	—	350,000
Payments of debt and capital lease obligations	(4,501)	(478,770)
Increase (decrease) in bank overdrafts	(21,124)	17,951
Minority interest contributions	11,153	11,423
Other financing activities	1,210	3,261
Cash flows from financing activities	$152,157	$258,573

In 2006, cash flows from financing activities decreased $106.4 million, as compared to 2005, primarily due to a $196.4 million decrease in cash proceeds from the issuance of common stock and $350.0 million of cash proceeds drawn under our 2003 revolving credit facility in 2005 for which there were no similar amounts in 2006. These decreases were offset, in part, by a $474.3 million decrease in cash used for the payment of debt and capital lease obligations. Cash used for the payment of debt and capital lease obligations in 2005 includes the repayment of $450.0 million in principal drawn under our 2003 revolving credit facility for which there are no similar repayments in 2006.

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

Revolving Credit Facility

In December 2003, we entered into a three-year $350.0 million revolving credit facility with Bank of America, N.A., successor-by merger to Fleet National Bank, as administrative agent and a syndicate of lenders, maturing in December 2006, which we refer to as our 2003 revolving credit facility. On July 14, 2006, we terminated our 2003 revolving credit facility and replaced it with a new five-year $350.0 million senior unsecured revolving credit facility with JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., as syndication agent, ABN AMRO Bank N.V., Citizens Bank of Massachusetts and Wachovia Bank, National Association, as co-documentation agents, and a syndicate of lenders, which we refer to as our 2006 revolving credit facility. The proceeds of loans under our 2006 revolving credit facility can be used to finance working capital needs and for general corporate purposes. Our 2006 revolving credit facility may be increased at any time by up to an additional $350.0 million in the aggregate, as long as no default or event of default has occurred or is continuing and certain other customary conditions are satisfied. Borrowings under our 2006 revolving credit facility will bear interest as follows:

•       revolving loans denominated in U.S. dollars or a foreign currency (other than Euros) bear interest at a variable rate equal to LIBOR for loans in U.S. dollars and a comparable index rate for foreign currency loans, plus an applicable margin;

•       revolving loans denominated in Euros bear interest at a variable rate equal to the EURIBOR Rate plus an applicable margin;

•       at our option, U.S. dollar swingline loans (demand loans requiring only one day of advance notice, which grant us access to up to $20.0 million of our 2006 revolving credit facility in order to cover possible working capital shortfalls) bear interest at the greater of the Prime Rate and the Federal Funds Effective Rate plus one half of one percent; and

•       multicurrency swingline loans bear interest at a rate equal to the average rate at which overnight deposits in the currency in which such swingline loan is denominated, and approximately equal in principal amount to such swingline loan, are obtainable by the swingline lender for such swingline loan in the interbank market plus an applicable margin.

The applicable margins for LIBOR and multicurrency revolving loans range from 0.180% to 0.675% per annum, and for multicurrency swingline loans from 0.430% to 0.925% per annum, in each case determined by our credit ratings. In addition, we are required to pay a facility fee of between 7 to 20 basis points based on the aggregate commitments under our 2006 revolving credit facility, and in certain circumstances a utilization fee of 10 basis points.

The terms of our 2006 revolving credit facility include various covenants, including financial covenants that require us to meet minimum interest coverage ratios and maximum leverage ratios. As of December 31, 2006, we were in compliance with these covenants.

As of December 31, 2006, no amounts were outstanding under our 2006 revolving credit facility.

1.25% Convertible Senior Notes

In December 2003 we issued $690.0 million of 1.25% convertible senior notes. Holders of the notes may require us to repurchase all or any part of the notes for cash, common stock, or a combination, at our option, on December 1, 2008, 2013 or 2018, at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest through the date prior to the date of repurchase. Additionally, upon a change of control, each holder may require us to repurchase for cash, at 100% of the principal amount of the notes plus accrued interest, all or a portion of the holder’s notes. On or after December 1, 2008, we may redeem for cash at 100% of the principal amount of the notes plus accrued interest, all or part of the notes that have not been previously converted or repurchased.

Contractual Obligations

As of December 31, 2006, we had committed to make the following payments under contractual obligations (amounts in millions):

	Payments Due by Period
Contractual Obligations	Total	2007	2008		2009	2010	2011	After 2011
Long-term debt obligations (1)	$698.9	$1.0	$691.0	(1)	$1.1	$1.1	$1.1	$3.6
Capital lease obligations (1)	195.7	15.6	15.5		15.5	15.4	15.4	118.3
Operating leases (1)	308.6	53.5	45.5		34.4	26.0	21.7	127.5
Contingent payments (2)	—	—	—		—	—	—	—
Interest obligations (3)	17.6	8.9	8.1		0.2	0.2	0.1	0.1
Defined pension benefit plans payments	18.4	1.3	1.3		1.5	1.4	1.6	11.3
Unconditional purchase obligations	173.7	30.1	30.4		30.3	27.4	27.6	27.9
Capital commitments (4)	583.2	407.9	82.4		67.4	8.7	5.0	11.8
Research and development agreements (5)	146.8	29.0	30.9		30.9	18.7	18.7	18.6
Total contractual obligations	$2,142.9	$547.3	$905.1		$181.3	$98.9	$91.2	$319.1

(1)          See Note L., “Long-term Debt and Leases” to our consolidated financial statements for additional information on long-term debt and lease obligations.

(2)          From time to time, as a result of mergers, acquisitions or license arrangements, we may enter into agreements under which we may be obligated to make contingent payments upon the occurrence of certain events, and/or royalties on sales of acquired products or distribution rights. The actual amounts for and the timing of contingent payments may depend on numerous factors outside of our control, including the success of our preclinical and clinical development efforts with respect to the products being developed under these agreements, the content and timing of decisions made by the United States Patent and Trademark Office, or USPTO, the FDA and other regulatory authorities, the existence and scope of third party intellectual property, the reimbursement and competitive landscape around these products, the volume of sales or gross margin of a product in a specified territory and other factors described under the heading “Risk Factors” below. Because we cannot predict with certainty the amount or specific timing of contingent payments, we have not included any amounts for contingent payments in our contractual obligations table. See Note C., “Mergers and Acquisitions” to our consolidated financial statements for additional information on contingent payments resulting from our acquisitions of Verigen, Equal Diagnostics and the sales and marketing rights to Synvisc from Wyeth.

(3)          Represents interest payment obligations related to our 1.25% convertible senior notes due December 2023 but callable beginning on December 1, 2008 and the promissory notes to three former shareholders of Equal Diagnostics.

(4)          Consists of contractual commitments to vendors that we have entered into as of December 31, 2006 for construction on our outstanding capital projects. Our estimated cost of completion for assets under construction as of December 31, 2006 is $583.2 million, as follows (amounts in millions):

Location	Cost to Complete at December 31, 2006
Framingham, Massachusetts, U.S.	$111.2
Lyon, France	136.9
Geel, Belgium	48.6
Waterford, Ireland	46.6
Allston, Massachusetts, U.S.	57.8
Haverhill, United Kingdom	38.9
Waltham, Massachusetts, U.S.	8.2
Other	135.0
Total estimated cost to complete	$583.2

(5)          From time to time, we enter into agreements with third parties to obtain access to scientific expertise or technology that we do not already have. These agreements frequently require that we pay our licensor or collaborator a technology access fee, milestone payments upon the occurrence of certain events, and/or royalties on sales of products that utilize the licensed technology or arise out of the collaborative research. In addition, these agreements may call for us to fund research activities not being performed by us. The amounts indicated on the research and development agreements line of the contractual obligations table above represent committed funding obligations to our key collaborators under our significant development programs. Should we terminate any of our license or collaboration agreements, the funding commitments contained within them would expire. In addition, the actual amounts that we pay our licensors and collaborators will depend on numerous factors outside of our control, including the success of our preclinical and clinical development efforts with respect to the products being developed under these agreements, the content and timing of decisions made by the USPTO, the FDA and other regulatory authorities, the existence and scope of third party intellectual property, the reimbursement and competitive landscape around these products, and other factors described under the heading “Risk Factors” below.

Dyax Corp.

Agreements with Dyax Corp.

In October 1998, we entered into a collaboration agreement with Dyax to develop and commercialize DX-88, one of Dyax’s proprietary compounds for the treatment of chronic inflammatory diseases. In May 2002, we restructured our collaboration agreement with Dyax. In 2003, we acquired a 49.99% interest in Dyax-Genzyme LLC, formerly known as Kallikrein LLC, a joint venture with Dyax for the development of DX-88 for hereditary angioedema, or HAE, and other chronic inflammatory diseases. Under the terms of the collaboration agreement and related manufacturing agreement, both companies shared development costs of DX-88, except for the first $14.5 million of manufacturing and validation costs for DX-88 active pharmaceutical ingredient, which were the responsibility of Dyax. As a result of our application of FIN 46, we have consolidated the results of Dyax-Genzyme LLC. Our consolidated balance sheet as of December 31, 2006 includes assets related to Dyax-Genzyme LLC, which are not significant and substantially all of which are lab equipment net of their associated accumulated depreciation. We have recorded Dyax’s portion of this joint venture’s losses as minority interest in our consolidated statements of operations.

In February 2007, we agreed with Dyax to terminate our participation and interest in Dyax-Genzyme LLC effective February 20, 2007. In connection with this termination, we made a capital contribution of approximately $17 million in cash to Dyax-Genzyme LLC and Dyax purchased our interest in the joint venture for 4.4 million shares of Dyax common stock, valued at $16.9 million, based on the closing price of Dyax common stock on February 23, 2007. Dyax now owns all of the assets of the joint venture, including worldwide rights to develop and commercialize DX-88. Pursuant to the termination agreement, we agreed to:

•       a 5 year standstill period during which we will not acquire any additional shares of Dyax;

•       not enter into any future licensing or collaboration arrangements for the prevention and or treatment of hereditary, acquired or drug-induced angioedema for 2 years; and

•       negotiate in good faith a transitional services agreement for us to provide certain services to Dyax.

Note Receivable from Dyax Corp.

In May 2002, we extended to Dyax a $7.0 million line of credit. Dyax issued a senior secured promissory note in the principal amount of $7.0 million to us under which it can request periodic advances of not less than $250,000 in principal, subject to certain conditions. Advances under this note were due, together with any accrued but unpaid interest, in May 2005. In May 2005, Dyax exercised its right to extend the maturity of the note from May 2005 to May 2007.

In August 2006, we amended our $7.0 million secured promissory note receivable from Dyax to extend the maturity date from May 2007 to May 2010, eliminate the existing financial covenants and replace the original collateral on the note with a letter of credit from a major bank for $7.0 million plus 90 days of interest at the Prime Rate plus 2%. As of December 31, 2006, $7.3 million of principal and accrued interest receivable remains due to us from Dyax under this note, which we have recorded as a note receivable-related party in our consolidated balance sheet. The termination of our participation and interest in the joint venture had no effect on our note receivable from Dyax.

We considered Dyax to be a related party as of December 31, 2006 because the chairman and chief executive officer of Dyax was a member of our board of directors and Dyax-Genzyme LLC was operational during the periods presented. As of December 31, 2006, we held approximately 1% of the outstanding shares of Dyax common stock and as of February 28, 2007, as a result of the additional 4.4 million shares of Dyax common stock we received in connection with the termination of our participation and interest in Dyax-Genzyme LLC, our ownership interest in Dyax increased to approximately 11%.

Financial Position

We believe that our available cash, investments and cash flows from operations will be sufficient to fund our planned operations and capital requirements for the foreseeable future. Although we currently have substantial cash resources and positive cash flow, we have used or intend to use substantial portions of our available cash and may make additional borrowings under our 2006 revolving credit facility for:

•       product development and marketing;

•       business combinations and other strategic business initiatives;

•       expanding existing and constructing new facilities;

•       expanding staff; and

•       working capital, including satisfaction of our obligations under capital and operating leases.

Our cash reserves may be further reduced to pay principal and interest on the $690.0 million in principal under our 1.25% convertible senior notes due December 1, 2023. The notes are initially convertible into Genzyme Stock at a conversion price of approximately $71.24 per share. Holders of the notes may require us to repurchase all or any part of the notes for cash, common stock, or a combination, at our option, on December 1, 2008, 2013 or 2018, at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest through the date prior to the date of repurchase. Additionally, upon a change of control, each holder may require us to repurchase for cash, at 100% of the principal amount of the notes plus accrued interest, all or a portion of the holder’s notes. On or after December 1, 2008, we may redeem for cash at 100% of the principal amount of the notes plus accrued interest, all or part of the notes that have not been previously converted or repurchased.

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

Off-Balance Sheet Arrangements

We do not use special purpose entities or other off-balance sheet financing arrangements. We enter into guarantees in the ordinary course of business related to the guarantee of our own performance and the performance of our subsidiaries. In addition, we have joint ventures and certain other arrangements that are focused on research, development, and the commercialization of products. Entities falling within the scope of FIN 46R are included in our consolidated statements of operations if we qualify as the primary beneficiary. Entities not subject to consolidation under FIN 46R are accounted for under the equity method of accounting if our ownership percent exceeds 20% or if we exercise significant influence over the entity. We account for our portion of the income/losses of these entities in the line item “Equity in income (loss) of equity method investments” in our statements of operations. We also acquire companies in which we agree to pay contingent consideration based on attaining certain thresholds.

Significant Relationships

The table below describes our significant relationships. This information is taken from questionnaires that our directors and senior executives are asked to complete on an annual basis in January. We have not undertaken to independently confirm the accuracy of this information.

Entity	Affiliation with Genzyme	Officers & Directors Relationship	Officer & Director Ownership in and Compensation from the Entity
			Stock Shares	Stock Options	2006 Cash Compensation
ABIOMED, Inc.	-Cost method investment	Henri A. Termeer, Genzyme Chairman, President and Chief Executive Officer, is a director of ABIOMED.	29,551	112,351	$22,200
Aventis Pasteur SA	-Supplier	Charles L. Cooney, Genzyme director, taught an Executive Education course for Aventis in Lyon, France	—	—	$25,000

Bank of America	-Banking partner	Senator Connie Mack III, Genzyme director, is a passive investor in Bank of America.	193	—	—
		Robert J. Carpenter, Genzyme director, is a passive investor in Bank of America.	712	—	—
		Evan M. Lebson, Genzyme officer, is a passive investor in Bank of America.	275	—	—
		Mary McGrane, Genzyme officer, is a passive investor in Bank of America; holding 250 shares; 90 shares held solely by spouse.	340	—	—
Bayer Schering Pharma AG	-Commercialization partner for Campath	Henry E. Blair, Genzyme director, is the Chairman and Chief Executive Officer of Dyax, which maintains an agreement with Bayer Schering Pharma AG.	—	—	—
CAT	-Collaboration partner	Henry E. Blair, Genzyme director, is the Chairman and Chief Executive Officr of Dyax. There is an ongoing licensing agreement between Dyax and CAT.	—	—	—
Citibank, N.A.	-Banking partner	Evan M. Lebson, Genzyme officer, is a passive investor in Citibank, N.A.	250	—	—
		Mary McGrane, Genzyme officer, is a passive investor in Citibank, N.A.; holding 240 shares; 240 shares held solely by spouse.	480	—	—
Dyax Corp.	-Cost method investment	Henri A. Termeer, Genzyme Chairman, President and Chief Executive Officer, is a former strategic advisory committee member.	2,649	2,000	—
		Henry E. Blair, Genzyme director, is the Chairman and Chief Executive Officer of Dyax(1).	555,320	792,253	—
		Charles L. Cooney, Genzyme director, is a former strategic advisory committee member.	7,857	20,255	—
		Mark R. Bamforth, Genzyme officer, is a passive investor in Dyax.	1,000	—	—
		Peter Wirth, Genzyme officer, is a former strategic advisory committee member.	9,780	—	—
		The wife of Donald E. Pogorzelski, Genzyme officer, is a passive investor in Dyax.	5,000	—	—

Excigen, Inc.	-Collaboration partner	Earl M. Collier, Jr. and James A. Geraghty, both Genzyme officers, are directors of Excigen.	—	—	—
GTC Biotherapeutics, Inc.	-Cost method investment -Supply Agreement -Services Agreement	Henri A. Termeer, Genzyme Chairman, President and Chief Executive Officer is a former director of GTC.	9,500	40,500	—
		Henry E. Blair, Genzyme director, is a former director of GTC.	1,000	3,000	—
		Charles L. Cooney, Genzyme director, is a member of the strategic advisory board for GTC	—	3,000	—
		James A. Geraghty, Genzyme officer, is a director of GTC.	62,791	147,500	$19,500
		Earl M. Collier, Jr., Genzyme officer, is a passive investor in GTC.	1,000	—	—
		Richard H. Douglas, Genzyme officer, is a passive investor in GTC.	180	—	—
		Peter Wirth, Genzyme officer(2).	—	2,000	—
Harvard University	-Landlord for property leased by Genzyme in Allston, Massachusetts	The wife of Peter Wirth, Genzyme officer, is an employee of Harvard University.	—	—	—
JP Morgan Chase	-Banking partner	Henry E. Blair, Genzyme director, is the Chairman and Chief Executive Officer of Dyax, which maintains an investment banking relationship with JP Morgan Chase.	—	—	—
		Senator Connie Mack III, Genzyme director, is a passive investor in JP Morgan Chase.	215	—	—
		C. Ann Merrifield, Genzyme officer, is a passive investor in JP Morgan Chase, shares held jointly with spouse.	46	—	—
Medtronic, Inc.	-Joint venture partner with Genzyme in MG Biotherapeutics LLC	Gail K. Boudreaux, Genzyme director, is a passive investor in Medtronic.	52	—	—
		Earl M. Collier, Jr., Genzyme officer, is a passive investor in Medtronic.	1,000	—	—
		Elliott D. Hillback, Genzyme officer, is a passive investor in Medtronic.	2,800	—	—
		Donald E. Pogorzelski, Genzyme officer, is a passive investor in Medtronic. 400 shares held jointly with spouse; 1,000 shares held solely by spouse.	1,400	—	—

		James A. Geraghty, Genzyme officer, is a passive investor in Medtronic.	—		—	—
MG Biotherapeutics LLC	-Joint venture with Medtronic, Inc.	James A. Geraghty, Genzyme officer, is a director of MG Biotherapeutics LLC.M	—		—	—
Myosix S.A.	-Consolidated investment -Collaboration partner	Earl M. Collier, Jr. and James A. Geraghty, both Genzyme officers, are directors of Myosix.	—		—	—
Oxford Bioscience Partners IV, L.P.	-Cost method investment	Peter Wirth, Genzyme officer, is a limited partner in the MRNA Fund II, L.P., an affiliate fund, and has a made a $100,000 capital commitment to the partnership.	—		—	—
		Henry E. Blair, Genzyme director, is the Chairman and Chief Executive Officer of Dyax, is a limited partner and has made a $50,000 capital commitment to the partnership.	—
		Alison Lawton, Genzyme officer, is a limited partner and has made a $50,000 capital commitment to the partnership.	—		—	—
Peptimmune, Inc.	-Equity method investment -Service agreements	Robert J. Carpenter, Genzyme director, is the Executive Chairman of Peptimmune.	595,238 2,018,750	* **	31,250 —	$75,000 —
		* Series B preferred stock. ** Common stock.	—		—	—
Sirtris Pharmaceuticals, Inc.	-Cost method investment	Robert J. Carpenter, Genzyme director, is a passive investor in Sirtris Pharmaceuticals, Inc. and holds Series A preferred stock.	25,000		—	—
Therapeutic Human Polyclonals, Inc.	-Equity method investment	James A. Geraghty, Genzyme officer, is a director of THP.	—		—	—
UBS Securities LLC	-Banking partner	C. Ann Merrifield, Genzyme officer, is a passive investor in UBS Securities LLC, holding 13,362 shares; 6,478 shares and 13,980 options held solely by spouse.	19,840		13,980	—
		Henry E. Blair, Genzyme director, is the Chairman and Chief Executive Officer of Dyax, which maintains an investment banking relationship with UBS Securities LLC.	—		—	—
Wachovia Bank National Association	-Banking/lending partner	Gail K. Boudreaux, Genzyme director, is a passive investor in Wachovia Bank National Association.	64		—	—

(1)             Mr. Blair’s 2006 compensation from Dyax can be found in Dyax’s 2007 proxy statement.

(2)             Mr. Wirth received these stock options in 1998 when Genzyme was affiliated with GTC.

Recent Accounting Pronouncements

FAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R.)”   In September 2006, the FASB issued FAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R).” FAS 158 requires us to recognize the overfunded or underfunded status of any pension or other postretirement plans we may have as a net asset or a net liability on our statement of financial position and to recognize changes in that funded status in the year in which the changes occur as an adjustment to accumulated other comprehensive income in stockholders’ equity. Currently, we have defined benefit pension plans for certain of our foreign subsidiaries and a defined benefit postretirement plan for one of our U.S. subsidiaries, which has been frozen since 1995 and is not significant. Under FAS 158, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized for our defined benefit pension plans under previous accounting standards must be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic benefit cost. In addition, FAS 158 requires that the measurement date, which is the date at which the benefit obligation and plan assets are measured, be as of our fiscal year end, which is December 31. FAS 158 is effective for our fiscal year ending December 31, 2006, except for the measurement date provisions, which are effective for us for our fiscal year ending December 31, 2008. Accordingly, we have recognized the underfunded status of our defined benefit pension plans in our consolidated balance sheets as of December 31, 2006, including $12.8 million of additional minimum pension liabilities and $3.9 million of related taxes, offset by an $8.9 million charge, net of tax, to accumulated other comprehensive income in stockholders’ equity. We have also provided the disclosures required by FAS 158 as of December 31, 2006 in Note P., “Benefit Plans,” to our financial statements included in this report. The adoption of FAS 158 did not have a material impact on our financial condition or results of operations.

SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”   In September 2006, the SEC staff issued SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” to address the diversity in practice regarding the quantification of financial statement misstatements under the two methods most commonly used by preparers and auditors—the income statement, or “roll-over,” approach, and the balance sheet, or “iron curtain,” approach. Prior to SAB 108, companies could evaluate the materiality of financial statement misstatements using either the income statement approach, focusing on new misstatements added in the current year, or the balance sheet approach, focusing on the cumulative amount of misstatement present in a company’s balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and subsequently, not be corrected. The SEC staff believes that reliance on only one of these methods, to the exclusion of the other, does not appropriately quantify all misstatements that could be material to financial statement users. As a result, SAB 108 now requires that companies utilize a dual approach to assessing the quantitative effects of financial statement misstatements, which includes both an income statement focused assessment and a balance sheet focused assessment. The guidance in SAB 108 is effective for our current fiscal year ending December 31, 2006. Although restatement of prior years’ financial statements is permitted, it is not required if we properly applied our previous approach (income statement or balance sheet) and considered all relevant qualitative factors in our assessment of previous errors. In lieu of the prior period restatement, we were permitted to report the cumulative effect of adopting SAB 108 as an adjustment to the opening balance of assets and liabilities, with an offsetting adjustment to the opening balance of retained earnings as of January 1, 2006, the year of adoption, and disclose the nature and amount of each individual error being corrected in the cumulative effect adjustment, when and how each error being corrected arose, and the fact that the errors had previously been considered immaterial.  We did not record any cumulative effect adjustments related to the adoption of SAB 108. The adoption of SAB 108 did not impact our financial position or results of operations.

FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.”   In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” which seeks to reduce the significant diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for us as of January 1, 2007. Upon adoption, the cumulative effect of any changes in net assets resulting from the application of FIN 48 will be recorded as an adjustment to accumulated earnings (deficit). Additional guidance from the FASB on FIN 48 is pending. As a result, we are currently unable to finalize our estimate of the impact that adopting the interpretation will have on our financial position or results of operations.

FAS 157, “Fair Value Measurements.”   In September 2006, the FASB issued FAS 157, “Fair Value Measurements,” which provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 establishes a common definition of fair value, provides a framework for measuring fair value under accounting principles generally accepted in the United States and expands disclosure requirements regarding fair value measurements. FAS 157 is effective for us as of January 1, 2008. We are currently evaluating the impact, if any, the adoption of FAS 157 will have on our financial position and results of operations.

Market Risk

We are exposed to potential loss from exposure to market risks represented principally by changes in interest rates, foreign exchange rates and equity prices. At December 31, 2006, we held various derivative contracts in the form of foreign exchange forward contracts. The derivatives contain no leverage or option features. We also held a number of other financial instruments, including investments in marketable securities and various debt securities we issued. We do not hold derivatives or other financial instruments for trading purposes.

Equity Price Risk

We hold investments in a limited number of U.S. and European equity securities. We estimated the potential loss in fair value due to a 10% decrease in the equity prices of each marketable securities held at December 31, 2006 to be $4.2 million, as compared to $11.6 million at December 31, 2005. This estimate assumes no change in foreign exchange rates from quarter-end spot rates and excludes any potential risk associated with securities that do not have readily determinable market value.

Interest Rate Risk

We are exposed to potential loss due to changes in interest rates. Our principal interest rate exposure is to changes in U.S. interest rates. Instruments with interest rate risk include short- and long-term investments in fixed income securities. Other exposures to interest rate risk include fixed rate convertible debt and fixed rate debt. To estimate the potential loss due to changes in interest rates, we performed a sensitivity analysis using the instantaneous adverse change in interest rates of 100 basis points across the yield curve.

We used the following assumptions in preparing the sensitivity analysis for our convertible bonds:

•       convertible notes that are “in-the-money” at year end are considered equity securities and are excluded;

•       convertible notes that are “out-of-the-money” at year end are analyzed by taking into account both fixed income and equity components; and

•       convertible notes will mature on the first available date.

On this basis, we estimate the potential loss in fair value that would result from a hypothetical 1% (100 basis points) increase in interest rates to be $4.2 million as of December 31, 2006, as compared to $5.9 million as of December 31, 2005. The decrease is primarily due to decreases in interest rate sensitivity on our fixed income investment portfolio, our $690.0 million in principal of 1.25% convertible notes, and the capital lease for our corporate headquarters in Cambridge, Massachusetts, which has a remaining principal balance of $116.9 million at December 31, 2006.

Foreign Exchange Risk

As a result of our worldwide operations, we may face exposure to adverse movements in foreign currency exchange rates, primarily to the Euro, British pound and Japanese yen. These exposures are reflected in market risk sensitive instruments, including foreign currency receivables and payables, foreign exchange forward contracts and foreign equity holdings.

As of December 31, 2006, we estimate the potential loss in fair value of our foreign currency contracts that would result from a hypothetical 10% adverse change in exchange rates to be $34.2 million, as compared to $2.9 million as of December 31, 2005. The change from the prior period is primarily due to:

•       a new forward contract to hedge approximately $160 million of foreign currency exposure related to an intercompany note denominated in Euros; and

•       a new forward contract to hedge approximately $108 million of foreign currency exposure related to the British pound.

Risk Factors

Our future operating results could differ materially from the results described in this report due to the risks and uncertainties related to our business, including those discussed below.

Our financial results are highly dependent on sales of Cerezyme.

We generate a significant portion of our revenue from sales of Cerezyme, our enzyme-replacement product for patients with Gaucher disease. Sales of Cerezyme totaled $1.0 billion in 2006, representing approximately 35% of our consolidated total product revenue in 2006. Because our business is highly dependent on Cerezyme, negative trends in revenue from this product could have a significant adverse effect on our results of operations and cause the value of our securities to decline substantially. We will lose revenue if alternative treatments gain commercial acceptance, if our marketing activities are restricted, or if reimbursement is limited. In addition, the patient population with Gaucher disease is not large. Because a significant percentage of that population already uses Cerezyme, opportunities for future sales growth are constrained. Furthermore, changes in the methods for treating patients with Gaucher disease, including treatment protocols that combine Cerezyme with other therapeutic products or reduce the amount of Cerezyme prescribed, could limit growth, or result in a decline, in Cerezyme sales.

If we fail to increase sales of several products and services, we will not meet our financial goals.

Over the next few years, our success will depend substantially on our ability to increase revenue from many different products and services. These products and services include Renagel, Synvisc, Fabrazyme, Aldurazyme, Myozyme, Hectorol, Thymoglobulin, Thyrogen, Clolar, Campath and diagnostic testing services. Our ability to increase sales will depend on a number of factors, including:

•       acceptance by the medical community of each product or service;

•       the availability of competing treatments that are deemed more efficacious, more convenient to use, or more cost effective;

•       our ability, and the ability of our collaborators, to efficiently manufacture sufficient quantities of each product to meet demand and to do so in a cost efficient manner;

•       regulation by the U.S. Food and Drug Administration, commonly referred to as the FDA, and the European Agency for the Evaluation of Medicinal Products, or EMEA, and other regulatory authorities of these products and the facilities in which these products are manufactured;

•       the scope of the labeling approved by regulatory authorities for each product and competitive products;

•       the effectiveness of our sales force;

•       the availability and extent of coverage, pricing and level of reimbursement from governmental agencies and third party payors; and

•       the size of the patient population for each product or service and our ability to identify new patients.

Part of our growth strategy involves conducting additional clinical trials to support approval of expanded uses of some of our products, pursuing marketing approval for our products in new jurisdictions and developing next generation products such as Renvela and single-injection Synvisc. For example, we are conducting a phase 3 trial of Clolar in adult acute myelogenous leukemia. The success of this component of our growth strategy will depend on the outcome of these additional clinical trials, the content and timing of our submissions to regulatory authorities and whether and when those authorities determine to grant approvals.

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

Renagel competes with two other products approved in the United States for the control of elevated phosphorus levels in patients with chronic kidney failure on hemodialysis. Fresenius Medical Care markets PhosLo®, a calcium-based phosphate binder. Shire Pharmaceuticals Group plc, or Shire, markets

Fosrenol®, a non-calcium based phosphate binder. Renagel also competes with over-the-counter calcium carbonate products such as TUMS® and metal-based options such as aluminum and magnesium.

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

UCB S.A. has developed Zavesca®, a small molecule drug for the treatment of Gaucher disease, the disease addressed by Cerezyme. Zavesca has been approved in the United States, European Union and Israel as an oral therapy for use in patients with mild to moderate Type 1 Gaucher disease for whom enzyme replacement therapy is unsuitable. In addition, Shire reported top-line data from a phase 1/2 clinical trial for its gene-activated glucocerebrosidase program, also to treat Gaucher disease and announced initiation of a phase 3 study in 2007. We are also aware of other development efforts aimed at treating Gaucher disease.

Outside the United States, Shire is marketing Replagal™, a competitive enzyme replacement therapy for Fabry disease which is the disease addressed by Fabrazyme. In addition, while Fabrazyme has received orphan drug designation, which provides us with seven years of market exclusivity for the product in the United States, other companies may seek to overcome our market exclusivity and, if successful, compete with Fabrazyme in the United States. We are aware of other development efforts aimed at treating Fabry disease.

Current competition for Synvisc includes Supartz®, a product manufactured by Seikagaku Kogyo that is sold in the United States by Smith & Nephew Orthopaedics and in Japan by Kaken Pharmaceutical Co. under the name Artz®; Hyalgan®, produced by Fidia Farmaceutici S.p.A. and marketed in the United States by Sanofi-Aventis; Orthovisc®, produced by Anika Therapeutics, Inc., and marketed in the United States by Johnson & Johnson and marketed outside the United States through distributors; Euflexxa™, a product manufactured and sold by Ferring Pharmaceuticals and marketed in the United States and Europe; and Durolane®, manufactured by Q-Med AB and distributed outside the United States by Smith & Nephew Orthopedics. We are aware of various viscosupplementation products on the market or in development, but are unaware of any products that have physical properties of viscosity, elasticity or molecular weight comparable to those of Synvisc. Furthermore, several companies market products that are not viscosupplementation products but which are designed to relieve the pain associated with osteoarthritis. Synvisc will have difficulty competing with any of these products to the extent the competitive products are considered more efficacious, less burdensome to administer or more cost-effective.

Several companies market products that, like Thymoglobulin and Lymphoglobuline, are used for the prevention and treatment of acute rejection in renal transplant. These products include Novartis’ Simulect®, Pfizer Inc.’s ATGAM®, Ortho Biotech’s Orthoclone OKT®3, Fresenius Biotech GmbH’s ATG-Fresenius S® and the Roche Group’s Zenapax®. Competition in the acute transplant rejection market is driven largely by product efficacy due to the potential decreased long-term survival of transplanted organs as the result of an acute organ rejection episode.

The examples above are illustrative. Almost all of our products and services face competition. Furthermore, the field of biotechnology is characterized by significant and rapid technological change. Discoveries by others may make our products or services obsolete. For example, competitors may develop approaches to treating LSDs that are more effective, convenient or less expensive than our products and product candidates. Because a significant portion of our revenue is derived from products that address this class of diseases and a substantial portion of our expenditures is devoted to developing new therapies for this class of diseases, such a development would have a material negative impact on our results of operations. Furthermore, we are committed to expanding our oncology portfolio. Many pharmaceutical and biotechnology companies are pursuing programs in this area, and these organizations may develop approaches that are superior to ours.

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

•       limiting coverage for the treatment of a particular patient to a maximum dollar amount or specified period of time;

•       denying or limiting coverage for products that are approved by the FDA or other governmental regulatory bodies but are considered experimental or investigational by third party payors; and

•       refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA or other applicable marketing approval.

Attempts by third party payors to reduce costs in any of these ways could decrease demand for our products. In addition, in certain countries, including countries in the European Union and Canada, the coverage of prescription drugs, the pricing, and the level of reimbursement are subject to governmental control. Therefore, we may be unable to negotiate coverage, pricing and/or reimbursement on terms that are favorable to us. Government health administration authorities may also rely on analyses of the cost-effectiveness of certain therapeutic products in determining whether to provide reimbursement for such products. Our ability to obtain satisfactory pricing and reimbursement may depend in part on whether our products, the cost of some of which is high in comparison to other therapeutic products, are viewed as cost-effective.

Furthermore, governmental regulatory bodies, such as the Centers for Medicare and Medicaid Services (CMS), may from time-to-time make unilateral changes to reimbursement rates for our products and services. These changes could reduce our revenues by causing healthcare providers to be less willing to use our products and services. Although we actively seek to assure that any initiatives that are undertaken by regulatory agencies involving reimbursement for our products and services do not have an adverse impact on us, we may not always be successful in these efforts. For example, in October 2006, the CMS announced a change to the billing code for viscosupplementation products effective January 2007 that, if unchanged, would have resulted in Medicare reimbursement for Synvisc at a rate that is lower than the price healthcare providers are currently paying for the product. In December 2006, the CMS reversed its decision. If the CMS billing code decision had been left unchanged, our Synvisc revenues would have been adversely affected because healthcare providers likely would have been less willing to use Synvisc. Although, the CMS ultimately reversed its decision and left the mechanism for calculating Synvisc reimbursement in 2007 substantially similar to the reimbursement mechanism for 2006, we have no way of knowing whether, at some point in the future, the CMS will change the method for reimbursing Synvisc or any of our other products and services in a way that could have an adverse effect on our revenues.

The development of new biotechnology products involves a lengthy and complex process, and we may be unable to commercialize any of the products we are currently developing.

We have numerous products under development and devote considerable resources to research and development, including clinical trials.

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

•       our failure to obtain the required regulatory approvals for the product candidate or the facilities in which it is manufactured; or

•       changes in the regulatory environment, including pricing and reimbursement, that make development of a new product or indication no longer desirable.

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

Our efforts to expand the approved indications for our products and to gain marketing approval in new jurisdictions and to develop next generation products also may fail. These expansion efforts are subject to many of the risks associated with completely new products and accordingly, we may fail to recoup the investments we make pursuing these strategies.

Guidelines and recommendations published by various organizations can reduce the use of our products.

Professional societies, practice management groups, private health/science foundations, and organizations involved in various diseases may publish guidelines or recommendations to the health care and patient communities from time to time. Recommendations of government agencies or these other groups/organizations may relate to such matters as usage, dosage, route of administration, cost-effectiveness, and use of related therapies. Organizations like these have in the past made recommendations about our products and products of our competitors. Recommendations or guidelines that are followed by patients and healthcare providers could result in decreased use of our products. The perception by the investment community or shareholders that recommendations or guidelines will result in decreased use of our products could adversely affect prevailing market price for our common stock. In addition, our success also depends on our ability to educate patients and healthcare providers about our products and their uses. If these education efforts are not effective, then we may not be able to increase the sales of our existing products or successfully introduce new products to the market.

We may encounter substantial difficulties managing our growth.

Several risks are inherent to our plans to grow our business. Achieving our goals will require substantial investments in research and development, sales and marketing, and facilities. For example, we have spent considerable resources building and seeking regulatory approvals for our manufacturing plants. We cannot assure you that acquiring these facilities will prove sufficient to meet demand for our products or that we will not have excess capacity at these facilities. In addition, building our facilities is expensive, and our ability to recover these costs will depend on increased revenue from the products produced at the facilities.

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

Our operating results and financial position may be impacted when we attempt to grow through business combination transactions.

We may encounter problems assimilating operations acquired in business combination transactions. These transactions often entail the assumption of unknown liabilities, the loss of key employees, and the diversion of management attention. Furthermore, in any business combination, including our acquisitions of the Physician Services and Analytical Services business units of IMPATH, Inc., ILEX Oncology, Inc., Bone Care International, Inc., and AnorMED Inc., there is a substantial risk that we will fail to realize the benefits we anticipate when we decide to undertake the transaction. We have in the past taken significant charges for impaired goodwill and for impaired assets acquired in business combination transactions. We may be required to take similar charges in the future.

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

In addition, we may only be able to produce certain of our products at a very limited number of facilities and, in some cases, we rely on third parties to formulate and manufacture our products. For example, we manufacture all of our Cerezyme and a portion of our Fabrazyme and Myozyme products at our facility in Allston, Massachusetts. A number of factors could cause production interruptions at our facilities or the facilities of our third party providers, including equipment malfunctions, labor problems, natural disasters, power outages, terrorist activities, or disruptions in the operations of our suppliers.

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

Certain materials necessary for commercial production of our products, including specialty chemicals and components necessary for manufacture, fill-finish and packaging, are provided by unaffiliated third party suppliers. In some cases, such materials are specifically cited in our marketing application with regulatory authorities so that they must be obtained from that specific source unless and until the applicable authority approved another supplier. In addition, there may only be one available source for a particular chemical or component. For example, we acquire polyalylamine (PAA), used in the manufacture of Renagel and WelChol, from Cambrex Charles City, Inc., the only source for this material currently qualified in our FDA drug applications for these products. Our suppliers also may be subject to FDA regulations or the regulations of other governmental agencies outside the United States regarding manufacturing practices. We may be unable to manufacture our products in a timely manner or at all if these third party suppliers were to cease or interrupt production or otherwise fail to supply these materials or products to us for any reason, including due to regulatory requirements or actions, adverse financial developments at or affecting the supplier, or labor shortages or disputes.

We also source some of our manufacturing, fill-finish, packaging and distribution operations to third party contractors. The manufacture of products, fill-finish, packaging and distribution of our products requires successful coordination among these third party providers and Genzyme. Our inability to coordinate these efforts, the lack of capacity available at a third party contractor or any other problems with the operations of these third party contractors could require us to delay shipment of saleable products, recall products previously shipped or could impair our ability to supply products at all. This could increase our costs, cause us to lose revenue or market share and damage our reputation.

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

Furthermore, payments we make under these arrangements may exacerbate fluctuations in our financial results. In addition, under some of our strategic alliances, we make milestone payments well in advance of commercialization of products with no assurance that we will ever recoup these payments. We also may make equity investments in our strategic partners, as we did with RenaMed Biologics, Inc., or RenaMed, in June 2005. Our strategic equity investments are subject to market fluctuations, access to capital and other business events, such as initial public offerings, the completion of clinical trials and regulatory approvals, which can impact the value of these investments. For example, in October 2006, RenaMed suspended clinical trials of its renal assist device which was being developed to treat patients with acute renal failure, causing us to write off our entire investment in RenaMed. If any of our other strategic equity investments decline in value and remain below cost for an extended duration, we may incur additional financial statement charges.

Government regulation imposes significant costs and restrictions on the development and commercialization of our products and services.

Our success will depend on our ability to satisfy regulatory requirements. We may not receive required regulatory approvals on a timely basis or at all. Government agencies heavily regulate the production and sale of healthcare products and the provision of healthcare services. In particular, the FDA and comparable regulatory agencies in foreign jurisdictions must approve human therapeutic and diagnostic products before they are marketed, as well as the facilities in which they are made. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. Several biotechnology companies have failed to obtain regulatory approvals because regulatory agencies were not satisfied with the structure or conduct of clinical trials. Similar problems could delay or prevent us from obtaining approvals. Furthermore, regulatory authorities, including the FDA, may not agree with our interpretations of our clinical trial data, which could delay, limit or prevent regulatory approvals.

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

•       suspending product sales and/or exports;

•       mandating product recalls; and

•       seizing products.

Furthermore, the FDA and comparable foreign regulatory agencies may require post-marketing clinical trials or patient outcome studies. We have agreed with the FDA, for example, to a number of post-marketing commitments as a condition to U.S. marketing approval for Fabrazyme, Aldurazyme and Myozyme. In addition, regulatory agencies subject a marketed therapy, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. The discovery of previously unknown problems with a therapy or the facility used to produce the therapy could prompt a regulatory authority to impose restrictions on us, or could cause us to voluntarily adopt such restrictions, including withdrawal of one or more of our products or services from the market.

We may incur substantial costs as a result of litigation or other proceedings.

A third party may sue us or one of our strategic collaborators for infringing the third party’s patent or other intellectual property rights. Likewise, we or one of our strategic collaborators may sue to enforce intellectual property rights or to determine the scope and validity of third party proprietary rights. If we do not prevail in this type of litigation, we or our strategic collaborators may be required to:

•       pay monetary damages;

•       stop commercial activities relating to the affected products or services;

•       obtain a license in order to continue manufacturing or marketing the affected products or services; or

•       compete in the market with a different product.

We are also currently involved in litigation matters and investigations that do not involve intellectual property claims and may be subject to additional actions in the future. For example, we are currently defending several lawsuits brought in connection with the elimination of our tracking stock in June 2003, some of which claim considerable damages. Also, the federal government, state governments and private payors are investigating and have begun to file actions against numerous pharmaceutical and biotechnology companies, including Genzyme, alleging that the companies have overstated prices in order to inflate reimbursement rates. Domestic and international enforcement authorities also have instituted actions under healthcare “fraud and abuse” laws, including anti-kickback and false claims statutes. Moreover, individuals who use our products or services, including our diagnostic products and genetic testing services, sometimes bring product and professional liability claims against us or our subsidiaries.

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

•       diversion of management’s time and attention;

•       expenditure of large amounts of cash on legal fees, expenses, and payment of damages;

•       limitations on our ability to continue some of our operations;

•       decreased demand for our products and services; and

•       injury to our reputation.

Our international sales, clinical activities, manufacturing and other operations are subject to the economic, political, legal and business environments of the countries in which we do business, and our failure to operate successfully or adapt to changes in these environments could cause our international sales and operations to be limited or disrupted.

Our international operations accounted for approximately 46% of our consolidated product and service revenues in 2006. We expect that international product and service sales will continue to account for a significant percentage of our revenues for the foreseeable future. In addition, we have direct investments in a number of subsidiaries outside of the United States, primarily in the European Union, Latin America and Japan. Our international sales and operations could be limited or disrupted, and the value of our direct investments may be diminished, by any of the following:

•       economic problems that disrupt foreign healthcare payment systems;

•       fluctuations in currency exchange rates;

•       the imposition of governmental controls;

•       less favorable intellectual property or other applicable laws;

•       the inability to obtain any necessary foreign regulatory or pricing approvals of products in a timely manner;

•       the inability to obtain third party reimbursement support for products;

•       product counterfeiting and intellectual property piracy;

•       parallel imports;

•       anti-competitive trade practices;

•       import and export license requirements;

•       political instability;

•       terrorist activities, armed conflict, or outbreak of diseases such as severe acute respiratory syndrome (SARS) or avian influenza;

•       restrictions on direct investments by foreign entities and trade restrictions;

•       changes in tax laws and tariffs;

•       difficulties in staffing and managing international operations; and

•       longer payment cycles.

Our operations and marketing practices are also subject to regulation and scrutiny by the governments of the other countries in which we operate. In addition, the United States Foreign Corrupt Practices Act prohibits U.S. companies and their representatives from offering, promising, authorizing or making payments to foreign officials for the purpose of obtaining or retaining business abroad. Failure to comply with domestic or foreign laws could result in various adverse consequences, including possible delay in approval or refusal to approve a product, recalls, seizures, withdrawal of an approved product from the market, and/or the imposition of civil or criminal sanctions.

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

Our long-term success largely depends on our ability to market technologically competitive products. If we fail to obtain or maintain adequate intellectual property protection in the United States or abroad, we may not be able to prevent third parties from using our proprietary technologies. Our currently pending or future patent applications may not result in issued patents. Patent applications are confidential for 18 months following their filing, and because third parties may have filed patent applications for technology covered by our pending patent applications without us being aware of those applications, our patent applications may not have priority over patent applications of others. In addition, our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products, or provide us with any competitive advantage. If a third party initiates litigation regarding our patents, our collaborators’ patents, or those patents for which we have license rights, and is successful, a court could declare our patents invalid or unenforceable or limit the scope of coverage of those patents. Governmental patent offices and courts have not consistently treated the breadth of claims allowed in biotechnology patents. If patent offices or the courts begin to allow or interpret claims more broadly, the incidence and cost of patent interference proceedings and the risk of infringement litigation will likely increase. On the other hand, if patent offices or the courts begin to allow or interpret claims more narrowly, the value of our proprietary rights may be reduced. Any changes in, or unexpected interpretations of, the patent laws may adversely affect our ability to enforce our patent position.

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

Third party patents may cover some of the products or services that we or our strategic partners are developing or producing. A patent is entitled to a presumption of validity and accordingly, we face significant hurdles in any challenge to a patent. In addition, even if we are successful in challenging the validity of a patent, the challenge itself may be expensive and require significant management attention.

To the extent valid third party patent rights cover our products or services, we or our strategic collaborators would be required to seek licenses from the holders of these patents in order to manufacture, use, or sell these products and services, and payments under them would reduce our profits from these products and services. We may not be able to obtain these licenses on acceptable terms, or at all. If we fail to obtain a required license or are unable to alter the design of our technology to fall outside the scope of a third party patent, we may be unable to market some of our products and services, which would limit our profitability.

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

As of December 31, 2006, we had $1.3 billion in cash, cash equivalents and short- and long-term investments, excluding investments in equity securities.

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

At December 31, 2006, we had $699.0 million of outstanding indebtedness, excluding capital leases. We may incur additional indebtedness in the future. Our level of indebtedness will have several important effects on our future operations, including:

•       increasing our vulnerability to adverse changes in general economic and industry conditions; and

•       limiting our ability to obtain additional financing for capital expenditures, acquisitions and general corporate and other purposes.

Our ability to make payments and interest on our indebtedness depends upon our future operating and financial performance.

Management’s Report on Internal Control Over Financial Reporting

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

(2)         provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with the authorizations of management and directors; and

(3)         provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework provided in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

We have excluded the acquisition of AnorMED from our assessment of internal controls over financial reporting as of December 31, 2006, because we acquired AnorMED in a purchase business combination during 2006. The AnorMED business is a component of our Transplant reporting segment and the AnorMED business represents less than 1% of our consolidated assets as of December 31, 2006 and has no revenue for the year ended December 31, 2006.

Our management’s assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Genzyme Corporation:

We have completed integrated audits of Genzyme Corporation’s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of cash flows and of stockholders’ equity present fairly, in all material respects, the financial position of Genzyme Corporation and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note M. to the consolidated financial statements, in 2006 the Company changed its method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123R, “Share-Based Payment.”

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting,” that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in “Management’s Report on Internal Control Over Financial Reporting,” management has excluded the acquisition of AnorMED Inc. from its assessment of internal control over financial reporting as of December 31, 2006 because it was acquired by the Company in a purchase business combination during 2006. We have also excluded AnorMED Inc. from our audit of internal control over financial reporting. AnorMED Inc. is a component of the Company’s Transplant reporting segment whose total assets and total revenues represent less than 1% and 0%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
March 1, 2007

GENZYME CORPORATION AND SUBSIDIARIES
Consolidated Statements of Operations and Comprehensive Income
(Amounts in thousands, except per share amounts)

	For the Years Ended December 31,
	2006	2005	2004
Revenues:
Net product sales	$2,887,409	$2,453,303	$1,976,191
Net service sales	282,118	261,379	212,392
Research and development revenue	17,486	20,160	12,562
Total revenues	3,187,013	2,734,842	2,201,145
Operating costs and expenses:
Cost of products sold	536,388	462,177	448,442
Cost of services sold	199,283	170,475	140,144
Selling, general and administrative	1,010,400	787,839	599,388
Research and development	649,951	502,657	391,802
Amortization of intangibles	209,355	181,632	109,473
Purchase of in-process research and development	552,900	29,200	254,520
Charge for impaired goodwill	219,245	—	—
Charge for impaired assets	—	—	4,463
Total operating costs and expenses	3,377,522	2,133,980	1,948,232
Operating income (loss)	(190,509)	600,862	252,913
Other income (expenses):
Equity in income (loss) of equity method investments	15,705	151	(15,624)
Minority interest	10,418	11,952	5,999
Gains (losses) on investments in equity securities, net	73,230	5,698	(1,252)
Other	(2,045)	(1,535)	(357)
Investment income	56,001	31,429	24,244
Interest expense	(15,478)	(19,638)	(38,227)
Total other income (expenses)	137,831	28,057	(25,217)
Income (loss) before income taxes	(52,678)	628,919	227,696
(Provision for) benefit from income taxes	35,881	(187,430)	(141,169)
Net income (loss)	$(16,797)	$441,489	$86,527
Net income (loss) per share:
Basic	$(0.06)	$1.73	$0.38
Diluted	$(0.06)	$1.65	$0.37
Weighted average shares outstanding:
Basic	261,624	254,758	228,175
Diluted	261,624	272,224	234,318
Comprehensive income (loss), net of tax:
Net income (loss)	$(16,797)	$441,489	$86,527
Other comprehensive income (loss):
Foreign currency translation adjustments	130,500	(122,568)	80,371
Gain on affiliate sale of stock, net of tax	817	996	—
Additional minimum pension liability, net of tax	(8,564)	(4,627)	—
Other, net of tax	(680)	561	959
Unrealized gains (losses) on securities, net of tax:
Unrealized gains (losses) arising during the period, net of tax	41,504	(15,182)	16,243
Reclassification adjustment for (gains) losses included in net income (loss), net of tax	(45,065)	(898)	201
Unrealized gains (losses) on securities, net of tax	(3,561)	(16,080)	16,444
Other comprehensive income (loss)	118,512	(141,718)	97,774
Comprehensive income	$101,715	$299,771	$184,301

The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets
(Amounts in thousands, except par value amounts)

	December 31,
	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$492,170	$291,960
Short-term investments	119,894	193,946
Accounts receivable, net	746,746	608,326
Inventories	374,644	297,652
Prepaid expenses and other current assets	119,122	100,256
Notes receivable—related party	—	2,416
Deferred tax assets	136,925	170,443
Total current assets	1,989,501	1,664,999
Property, plant and equipment, net	1,610,593	1,320,813
Long-term investments	673,540	603,196
Notes receivable—related party	7,290	7,206
Goodwill, net	1,298,781	1,487,567
Other intangible assets, net	1,492,038	1,590,894
Investments in equity securities	66,563	135,930
Other noncurrent assets	52,882	68,260
Total assets	$7,191,188	$6,878,865
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$98,063	$96,835
Accrued expenses	477,442	431,223
Income taxes payable	54,853	2,486
Deferred revenue and other income	14,855	15,018
Current portion of long-term debt and capital lease obligations	6,226	4,461
Total current liabilities	651,439	550,023
Long-term debt and capital lease obligations	119,803	125,652
Convertible notes	690,000	690,000
Deferred revenue—noncurrent	6,675	4,663
Deferred tax liabilities	10,909	335,612
Other noncurrent liabilities	51,651	23,048
Total liabilities	1,530,477	1,728,998
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value	—	—
Common stock, $0.01 par value	2,630	2,593
Additional paid-in capital	5,106,274	4,687,775
Notes receivable from stockholders	(15,057)	(14,445)
Accumulated earnings	312,659	329,456
Accumulated other comprehensive income	254,205	144,488
Total stockholders’ equity	5,660,711	5,149,867
Total liabilities and stockholders’ equity	$7,191,188	$6,878,865

The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Amounts in thousands)

	For the Years Ended December 31,
	2006	2005	2004
Cash Flows from Operating Activities:
Net income (loss)	$(16,797)	$441,489	$86,527
Reconciliation of net income (loss) to cash flows from operating activities:
Depreciation and amortization	331,389	284,620	205,114
Stock-based compensation	208,614	444	10
Provision for bad debts	10,050	9,444	12,249
Purchase of in-process research and development	552,900	29,200	254,520
Charge for impaired goodwill	219,245	—	—
Charge for impaired assets	—	—	4,463
Equity in (income) loss of equity method investments	(15,705)	(151)	15,624
Minority interest	(10,418)	(11,952)	(5,999)
(Gains) losses on investments in equity securities, net	(73,230)	(5,698)	1,252
Write off of unamortized debt fees	—	—	5,329
Deferred income tax provision (benefit)	(279,795)	15,300	45,047
Tax benefit from employee stock-based compensation	46,174	102,561	49,974
Excess tax benefits from stock-based compensation	(7,114)	—	—
Other	(3,433)	3,867	3,958
Increase (decrease) in cash from working capital changes (excluding impact of acquired assets and assumed liabilities):
Accounts receivable	(120,505)	(93,931)	(111,345)
Inventories	(37,632)	(17,241)	18,751
Prepaid expenses and other current assets	(19,784)	(20,230)	5,920
Income taxes payable	50,123	(28,650)	(12,588)
Accounts payable, accrued expenses and deferred revenue	54,487	22,705	(1,294)
Cash flows from operating activities	888,569	731,777	577,512
Cash Flows from Investing Activities:
Purchases of investments	(913,159)	(1,094,576)	(653,478)
Sales and maturities of investments	926,327	962,948	976,085
Purchases of equity securities	(7,577)	(7,477)	(4,154)
Proceeds from sales of investments in equity securities	140,165	7,067	—
Purchases of property, plant and equipment	(333,675)	(192,461)	(187,400)
Distributions from (investments in) equity method investments	19,800	3,000	(24,107)
Purchases of other intangible assets	(105,348)	(172,092)	(5,110)
Acquisitions, net of acquired cash	(568,953)	(703,074)	(152,377)
Other	6,008	5,682	4,845
Cash flows from investing activities	(836,412)	(1,190,983)	(45,696)

The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)
(Amounts in thousands)

	For the Years Ended December 31,
	2006	2005	2004
Cash Flows from Financing Activities:
Proceeds from issuance of common stock	158,305	354,708	140,311
Excess tax benefits from stock-based compensation	7,114	—	—
Proceeds from draws on our 2003 revolving credit facility	—	350,000	135,000
Payments of debt and capital lease obligations	(4,501)	(478,770)	(650,818)
Increase (decrease) in bank overdrafts	(21,124)	17,951	15,434
Minority interest contributions	11,153	11,423	5,424
Other	1,210	3,261	922
Cash flows from financing activities	152,157	258,573	(353,727)
Effect of exchange rate changes on cash	(4,104)	12,395	9,335
Increase (decrease) in cash and cash equivalents	200,210	(188,238)	187,424
Cash and cash equivalents at beginning of period	291,960	480,198	292,774
Cash and cash equivalents at end of period	$492,170	$291,960	$480,198
Supplemental disclosures of cash flows:
Cash paid during the year for:
Interest, net of capitalized interest	$1,021	$5,081	$14,736
Income taxes	$154,729	$105,173	$73,734
Supplemental disclosures of non-cash transactions:
Mergers and Acquisitions—Note C.
Property, Plant and Equipment—Note G.
Capital lease obligation for Genzyme Center—Note L.

In conjunction with acquisitions completed since January 1, 2004, as described in Note C., “Mergers and Acquisitions,” we assumed the following liabilities (amounts in thousands):

	For the Years Ended December 31,
	2006	2005	2004
Net cash paid for acquisitions and acquisition costs	$(568,953)	$(703,074)	$(152,377)
Issuance of common stock and options	—	—	(1,069,925)
Fair value of assets acquired	13,202	640,297	350,623
Net deferred tax assets—current and noncurrent	3,355	92,955	53,718
Acquired in-process research and development	552,900	29,200	254,520
Goodwill	30,177	200,184	669,290
Liabilities for exit activities and integration	(6,348)	(14,635)	(10,813)
Income taxes payable	—	(6,683)	(40,852)
Net deferred tax liability assumed	(1,288)	(189,266)	—
Net liabilities assumed	$23,045	$48,978	$54,184

The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity
(Amounts in thousands)

				Notes		Accumulated
			Additional	Receivable	Accumulated	Other	Total
	Common Stock		Paid-In	from	Earnings	Comprehensive	Stockholder’s
	Shares	Par Value	Capital	Stockholders	(Deficit)	Income	Equity
Balance, January 1, 2004	224,610	$ 2,246	$ 2,957,579	$ (13,285)	$ (198,560)	$ 188,432	$ 2,936,412
Stock issued through stock option and stock purchase plans	5,950	59	140,251	—	—	—	140,310
Tax benefit from stock option exercises	—	—	49,974	—	—	—	49,974
Acquisition of ILEX Oncology	18,458	185	1,069,732	—	—	—	1,069,917
Stock-based compensation	—	—	10	—	—	—	10
Accrued interest receivable on notes receivable from stockholders, net	—	—	—	(580)	—	—	(580)
Foreign currency translation adjustments	—	—	—	—	—	80,371	80,371
Change in unrealized gains and losses on investments, net of tax (1)	—	—	—	—	—	16,444	16,444
Other	—	—	(188)	—	—	959	771
Net income	—	—	—	—	86,527	—	86,527
Balance, December 31, 2004	249,018	2,490	4,217,358	(13,865)	(112,033)	286,206	4,380,156
Stock issued through stock option and stock purchase plans	10,133	102	354,606	—	—	—	354,708
Tax benefit from stock option exercises	—	—	102,561	—	—	—	102,561
Stock-based compensation	—	—	444	—	—	—	444
Accrued interest receivable on notes receivable from stockholders, net	—	—	—	(580)	—	—	(580)
Foreign currency translation adjustments	—	—	—	—	—	(122,568)	(122,568)
Change in unrealized gains and losses on investments, net of tax (1)	—	—	—	—	—	(16,080)	(16,080)
Gain on affiliate sale of stock, net of tax (2)	—	—	—	—	—	996	996
Additional minimum pension liability, net of tax (3)	—	—	—	—	—	(4,627)	(4,627)
Other	—	—	12,807	—	—	561	13,368
Net income	—	—	—	—	441,489	—	441,489
Balance, December 31, 2005	259,151	2,592	4,687,776	(14,445)	329,456	144,488	5,149,867
Stock issued through stock option and stock purchase plans	3,875	38	158,267	—	—	—	158,305
Tax benefit from stock option exercises	—	—	46,174	—	—	—	46,174
Stock-based compensation	—	—	215,419	—	—	—	215,419
Accrued interest receivable on notes receivable from stockholders	—	—	—	(612)	—	—	(612)
Foreign currency translation adjustments	—	—	—	—	—	130,500	130,500
Change in unrealized gains and losses on investments, net of tax (1)	—	—	—	—	—	(3,561)	(3,561)
Gain on affiliate sale of stock, net of tax (2)	—	—	—	—	—	817	817
Additional minimum pension liability, net of tax (3)	—	—	—	—	—	(8,564)	(8,564)
Adoption of FAS 158, net of tax (4)	—	—	—	—	—	(8,795)	(8,795)
Other	—	—	(1,362)	—	—	(680)	(2,042)
Net loss	—	—	—	—	(16,797)	—	(16,797)
Balance, December 31, 2006	263,026	$ 2,630	$ 5,106,274	$ (15,057)	$ 312,659	$ 254,205	$ 5,660,711

(1)             Net of $2.1 million of tax in 2006, $9.0 million of tax in 2005 and $(10.4) million of tax in 2004.

(2)             Net of $(0.3) million of tax in 2006 and $(0.6) million of tax in 2005.

(3)             Net of $3.8 million of tax in 2006 and $1.9 million of tax in 2005.

(4)             Net of $3.7 million of tax in 2006.

The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements

NOTE A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

We are a global biotechnology company dedicated to making a major impact on the lives of people with serious diseases. Our broad product and service portfolio is focused on rare disorders, renal diseases, orthopaedics, organ transplant, and diagnostic and predictive testing. We are organized into five financial reporting units, which we also consider to be our reporting segments:

•       Renal, which develops, manufactures and distributes products that treat patients suffering from renal diseases, including chronic renal failure. The unit derives substantially all of its revenue from sales of Renagel (including sales of bulk sevelamer) and Hectorol;

•       Therapeutics, which develops, manufactures and distributes therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as LSDs and other specialty therapeutics, such as Thyrogen. The unit derives substantially all of its revenue from sales of Cerezyme, Fabrazyme, Myozyme and Thyrogen;

•       Transplant, which develops, manufactures and distributes therapeutic products that address the pre-transplantation, prevention and treatment of acute rejection in organ transplantation, as well as other auto-immune disorders. The unit derives substantially all of its revenue from sales of Thymoglobulin and Lymphoglobuline;

•       Biosurgery, which develops, manufactures and distributes biotherapeutics and biomaterial-based products, with an emphasis on products that meet medical needs in the orthopaedics and broader surgical areas. The unit derives substantially all of its revenue from sales of Synvisc, the Sepra line of products, Carticel and MACI; and

•       Genetics, which provides testing services for the oncology, prenatal and reproductive markets.

We report the activities of our diagnostic products, oncology, bulk pharmaceuticals and cardiovascular business units under the caption “Other.” We report our corporate, general and administrative operations and corporate science activities under the caption “Corporate.”

Effective January 1, 2006, as a result of changes in how we review our business, certain general and administrative expenses, as well as research and development expenses related to our preclinical development programs, which were formerly allocated amongst our reporting segments and Other, are now allocated to Corporate.

Our diagnostic products business unit was formerly reported combined with our Genetics reporting unit under the caption “Diagnostics/Genetics.” Beginning with this report, we now include our diagnostic products business unit under the caption “Other.”

We have revised our 2005 and 2004 segment disclosures to conform to our 2006 presentation.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties

We are subject to risks and uncertainties common to companies in the biotechnology industry. These risks and uncertainties may affect our future results, and include:

•       our ability to successfully complete preclinical and clinical development of our products and services;

•       our ability to secure regulatory approvals for our products and services and to do so on the anticipated timeframes;

•       the content and timing of submissions to and decisions made by the FDA, the EMEA, and other regulatory agencies;

•       our ability to satisfy the post-marketing commitments made as a condition of the marketing approvals of Fabrazyme, Aldurazyme and Myozyme;

•       our ability to manufacture sufficient amounts of our products for development and commercialization activities and to do so in a timely and cost-effective manner;

•       our reliance on third parties to provide us with materials and services in connection with the manufacture of our products;

•       our ability to obtain and maintain adequate patent and other proprietary rights protection for our products and services and successfully enforce our proprietary rights;

•       the scope, validity and enforceability of patents and other proprietary rights held by third parties and their impact on our ability to commercialize our products and services;

•       the accuracy of our estimates of the size and characteristics of the markets to be addressed by our products and services, including growth projections;

•       market acceptance of our products and services in expanded areas of use and new markets;

•       our ability to identify new patients for our products and services;

•       our ability to increase market penetration both outside and within the United States for our products and services;

•       the accuracy of our information regarding the products and resources of our competitors and potential competitors;

•       the availability of reimbursement for our products and services from third party payors, the extent of such coverage and the accuracy of our estimates of the payor mix for our products;

•       our ability to effectively manage wholesaler inventories of our products and the levels of compliance with our inventory management programs;

•       our ability to establish and maintain strategic license, collaboration and distribution arrangements and to manage our relationships with licensors, collaborators, distributors and partners;

•       the continued funding and operation of our joint ventures by our partners;

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

•       our use of cash in business combinations or other strategic initiatives;

•       the resolution of litigation related to the consolidation of our tracking stocks;

•       the initiation of legal proceedings by or against us;

•       the impact of changes in the exchange rate for the Euro and other currencies on our product and service revenues in future periods;

•       our ability to successfully integrate the business we acquired from AnorMED;

•       the number of diluted shares considered outstanding, which will depend on business combination activity, our stock price and any further changes in the accounting rules for the calculation of earnings per share;

•       the estimates and input variables used in accounting for stock options and the related stock-based compensation expense;

•       the outcome of our IRS and foreign tax audits; and

•       the possible disruption of our operations due to terrorist activities, armed conflict, or outbreak of diseases such as SARS, or avian influenza, including as a result of the disruption of operations of regulatory authorities, our subsidiaries, our manufacturing facilities and our customers, suppliers, distributors, couriers, collaborative partners, licensees and clinical trial sites.

Basis of Presentation and Principles of Consolidation

Our consolidated financial statements include the accounts of our wholly owned and majority owned subsidiaries. As a result of the adoption of FIN 46, “Consolidation of Variable Interest Entities,” we also consolidate certain variable interest entities for which we are the primary beneficiary. For consolidated subsidiaries in which we own less than 100% interest, we record minority interest in our statements of operations for the ownership interest of the minority owner. We use the equity method to account for investments in entities in which we have a substantial ownership interest (20% to 50%) which do not fall in the scope of FIN 46, or over which we exercise significant influence. Our consolidated net income includes our share of the earnings of these entities. All intercompany accounts and transactions have been eliminated in consolidation. We have reclassified certain 2005 and 2004 data to conform to our 2006 presentation.

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

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

We classify all of our marketable equity investments as available-for-sale. We classify our investments in marketable debt securities as either held-to-maturity or available-for-sale based on facts and circumstances present at the time we purchase the securities. As of each balance sheet date presented, we classified all of our investments in debt securities as available-for-sale. We report available-for-sale investments at fair value as of each balance sheet date and include any unrealized holding gains and losses (the adjustment to fair value) in stockholders’ equity. Realized gains and losses are determined on the specific identification method and are included in investment income. If any adjustment to fair value reflects a decline in the value of the investment, we consider all available evidence to evaluate the extent to which the decline is “other than temporary” and mark the investment to market through a charge to our statement of operations. Investments in equity securities for which fair value is not readily determinable are carried at cost, subject to review for impairment. We classify our investments with remaining maturities of twelve months or less as short-term investments exclusive of those categorized as cash equivalents. We classify our investments with remaining maturities of greater than twelve months as long-term investments, unless we expect to sell the investment in less than 1 year.

For additional information on our investments, please read Note I., “Investments in Marketable Securities and Strategic Equity Investments,” and Note J., “Equity Method Investments.”

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

•       inventory in excess of expected requirements; and

•       expired inventory.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory prior to regulatory approval. In no event is inventory capitalized prior to completion of a phase 3 clinical trial. If a product is not approved for sale, it would likely result in the write-off of the inventory and a charge to earnings.

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

We capitalize certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are included in property, plant and equipment, net on our consolidated balance sheet and amortized on a straight-line basis over the estimated useful lives of the software, which generally do not exceed 5 years. Net capitalized software and development costs were $14.2 million at December 31, 2006 and $19.1 million at December 31, 2005.

For products we expect to commercialize, we capitalize, to construction-in-progress, the costs we incur in validating facilities and equipment. We begin this capitalization when the validation process begins, provided that the product to be manufactured has demonstrated technological feasibility, and end this capitalization when the asset is substantially complete and ready for its intended use. These capitalized costs include incremental labor and direct material, and incremental fixed overhead and interest. We depreciate these costs using the straight-line method.

Goodwill and Other Intangible Assets

Our intangible assets consist of:

•       goodwill;

•       purchased technology rights;

•       patents, trademarks and trade names;

•       distribution rights;

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

•       customer lists; and

•       covenants not to compete.

We are required to perform impairment tests related to our goodwill under FAS 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. We completed the required annual impairment tests for our $1.5 billion of net goodwill in the third quarter of 2006 and determined that the $219.2 million of goodwill assigned to our Genetics reporting unit was impaired. We discuss our assessment of goodwill for potential impairment in Note H., “Goodwill and Other Intangible Assets—Goodwill,’’ in this report.

We amortize intangible assets using the straight-line method over their estimated useful lives, which range between 1 and 15 years or, using the economic use method if that method results in significantly greater amortization than the straight-line method.

For certain acquired intangible assets, we may be required to make additional payments contingent upon meeting certain sales targets. We record amortization expense for these intangibles based on estimated future sales of the related products and include in the determination of amortization all contingent payments that we believe are probable of being made. We apply this amortization model to our Synvisc distribution rights (acquired from Wyeth), our license agreement with Synpac related to Myozyme patent and technology rights and our license to two products acquired from Surgi.B. We review the sales forecasts of these products on a quarterly basis and assess the impact changes in the forecasts have on the rate of amortization and the likelihood that contingent payments will be made. Adjustments to amortization expense resulting from changes in estimated sales are reflected prospectively.

Accounting for the Impairment of Long-Lived Assets

We periodically evaluate our long-lived assets for potential impairment under FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We perform these evaluations whenever events or changes in circumstances suggest that the carrying amount of an asset or group of assets is not recoverable. Indicators of potential impairment include:

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

If we believe an indicator of potential impairment exists, we test to determine whether impairment recognition criteria in FAS 144 have been met. We charge impairments of the long-lived assets to operations if our evaluations indicate that the carrying value of these assets is not recoverable.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

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

We consider the local currency for all of our foreign subsidiaries to be the functional currency for that subsidiary. As a result, we include translation adjustments for these subsidiaries in stockholders’ equity. We also record in stockholders’ equity, exchange gains and losses on intercompany balances that are of a long-term investment nature. Our stockholders’ equity includes net cumulative foreign currency translation gains of $263.0 million at December 31, 2006 and $131.1 million at December 31, 2005. Gains and losses on all other foreign currency transactions, including gains and losses attributable to foreign currency forward contracts, are included in SG&A in our results of operations and were a net gain of $7.8 at December 31, 2006, a net loss of $3.8 million at December 31, 2005 and a net gain of $7.1 million at December 31, 2004.

Derivative Instruments

FAS 133, “Accounting for Derivative Instruments and Hedging Activities,” establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that we recognize all derivative instruments as either assets or liabilities in our consolidated balance sheets and measure those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income (loss), depending on whether a derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship.

Defined Pension Benefit Plan Accounting

In September 2006, the FASB issued FAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R).” FAS 158 requires us to recognize the overfunded or underfunded status of any pension or other postretirement plans we may have as a net asset or a net liability on our statement of financial position and to recognize changes in that funded status in the year in which the changes occur as an adjustment to accumulated other comprehensive income in stockholders’ equity. Currently, we have defined benefit pension plans for certain of our foreign subsidiaries and a defined benefit postretirement plan for one of our U.S. subsidiaries, which has been frozen since 1995 and is not significant. Under FAS 158, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized for our defined benefit pension plans under previous accounting standards must be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic benefit cost. In addition, FAS 158 requires that the measurement date, which is the date at which the benefit obligation and plan assets are measured, be as of our fiscal year end, which is December 31. FAS 158 is effective for our current fiscal year ending December 31, 2006, except for the  measurement date provisions, which are effective for us for our fiscal year ending December 31, 2008.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accordingly, we have recognized the underfunded status of our defined benefit pension plans in our consolidated balance sheets as of December 31, 2006, including $12.6 million of additional minimum pension liabilities and $3.8 million of related deferred tax assets offset by an $8.8 million charge, net of tax, to accumulated other comprehensive income in stockholders’ equity.

FAS 87 continues to require management make certain assumptions relating to the following:

•       long-term rate of return on plan assets;

•       discount rates used to measure future obligations and interest expense;

•       salary scale inflation rates; and

•       other assumptions based on the terms of each individual plan.

We obtained actuarial reports to compute the amounts of liabilities and expenses relating to the majority of our plans subject to the assumptions that management selects as of the beginning of the plan year. Management reviews the long-term rate of return, discount, and salary scale inflation on an annual basis and makes modifications to the assumptions based on current rates and trends as appropriate. We have also provided the disclosures required under FAS 158 as of December 31, 2006 and by FAS 87 as of December 31, 2006 and 2005, in Note P., “Benefit Plans.”

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

We evaluate revenue from agreements that have multiple elements to determine whether the components of the arrangement represent separate units of accounting as defined in EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” To recognize a delivered item in a multiple element arrangement, EITF Issue No. 00-21 requires that the delivered items have value to the customer on a stand-alone basis, that there is objective and reliable evidence of fair value of the undelivered items and that delivery or performance is probable and within our control for any delivered items that have a right of return.

We follow the guidance of EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” in the presentation of revenues and direct costs of revenues. This guidance requires us to assess whether we act as a principal in the transaction or as an agent acting on behalf of others. We record

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

revenue transactions gross in our statements of operations if we are deemed the principal in the transaction, which includes being the primary obligor and having the risks and rewards of ownership.

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

We record allowances for product returns, rebates payable to Medicaid, managed care organizations or customers, chargebacks and sales discounts. These allowances are recorded as a reduction to revenue at the time product sales are recorded. These amounts are based on our historical activity, estimates of the amount of product in the distribution channel and the percent of end-users covered by Medicaid or managed care organizations. We record consideration paid to a customer or reseller of our products as a reduction of revenue unless we receive an identifiable and separable benefit for the consideration, and we can reasonably estimate the fair value of the benefit received. If both conditions are met, we record the consideration paid to the customer as an expense.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers was to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

Accounting for Stock-Based Compensation

Prior to January 1, 2006, we elected to:

•       account for share-based payment awards under Accounting Principles Board Opinion No., or APB, 25, “Accounting for Stock Issued to Employees,” as amended by FAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosures,” which we refer to collectively as APB 25; and

•       disclose the pro forma impact of expensing the fair value of our employee and director stock options and purchases made under our employee stock purchase plan, or ESPP, only in the notes to our financial statements.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effective January 1, 2006, we adopted the provisions of:

•       FAS 123R, “Share-Based Payment, an amendment of FASB Statement Nos. 123 and 95,” which requires us to recognize stock-based compensation expense in our financial statements for all share-based payment awards made to employees and directors based upon the grant date fair value of those awards; and

•       SAB 107, “Share-Based Payment,” which provides guidance to public companies related to the adoption of FAS 123R.

FAS 123R applies to stock options granted under our employee and director stock option plans and purchases made under our ESPP, and would also apply to any restricted stock or restricted stock units we may grant in the future.

We adopted FAS 123R using the modified prospective transition method, which requires us to apply the standard to new equity awards and to equity awards modified, repurchased or canceled after January 1, 2006, our adoption date. Additionally, compensation expense for the unvested portion of awards granted prior to our adoption date shall be:

•       recognized over the requisite service period, which is generally commensurate with the vesting term; and

•       based on the original grant date fair value of those awards, as calculated in our pro forma disclosures, prior to January 1, 2006, under FAS 123, “Accounting for Stock-Based Compensation,” as amended by FAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosures,” which we refer to collectively as FAS 123. Changes to the grant date fair value of equity awards granted prior to our adoption date are not permitted under FAS 123R.

The modified prospective transition method does not allow for the restatement of prior periods. Accordingly, our results of operations for 2006 and future periods will not be comparable to our results of operations prior to January 1, 2006 because our historical results prior to that date do not reflect the impact of expensing the fair value of share-based payment awards.

Prior to January 1, 2006, in the pro forma disclosures regarding stock-based compensation included in the notes to our financial statements, we recognized forfeitures of stock options only as they occurred. Effective January 1, 2006, in accordance with the provisions of FAS 123R, we are now required to estimate an expected forfeiture rate for stock options, which is factored into the determination of our monthly stock-based compensation expense. As a result of the adoption of FAS 123R, we recorded pre-tax stock-based compensation expense totaling $208.5 million, net of estimated forfeitures, in our consolidated statements of operations for 2006. Additional information regarding our stock-based compensation is included in Note M., “Stockholders’ Equity,” to our consolidated financial statements included in this report.

In connection with the adoption of FAS 123R, we were also required to change the classification, in our consolidated statements of cash flows, of any tax benefits realized upon the exercise of stock options in excess of that which is associated with the expense recognized for financial reporting purposes. These amounts are presented as a financing cash inflow rather than as a reduction of income taxes paid in our consolidated statements of cash flows for 2006.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Issuance of Stock by a Subsidiary or an Affiliate

We include gains on the issuance of stock by our subsidiaries and affiliates in net income unless that subsidiary or affiliate is a research and development, start-up or development stage company or an entity whose viability as a going concern is under consideration. In those situations, we account for the change in our equity ownership of that subsidiary or affiliate in other comprehensive income or loss. All such gains during the years ended December 31, 2006, 2005 and 2004 have been recorded to other comprehensive income or loss.

Income Taxes

We use the asset and liability method of accounting for deferred income taxes. Our provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. We record liabilities for income tax contingencies based on our best estimate of the underlying exposures.

We have not provided for possible U.S. taxes on the undistributed earnings of foreign subsidiaries. We do not believe it is practicable to determine the tax liability associated with the repatriation of our foreign earnings because it is our policy to indefinitely reinvest these earnings in non-U.S. operations. These undistributed foreign earnings totaled $273.7 million at December 31, 2006 and $164.5 million at December 31, 2005.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income or loss and all changes in equity from non-shareholder sources, including changes in unrealized gains and losses on investments and on derivative instruments designated as hedges, foreign currency translation adjustments and liabilities for pension obligations, net of taxes.

Net Income (Loss) Per Share

To calculate base earnings per share, we divide our earnings by the weighted average number of outstanding shares during the applicable period. To calculate diluted earnings per share, we also include in the denominator all potentially dilutive securities outstanding during the applicable period unless inclusion of such securities is anti-dilutive.

Recent Accounting Pronouncements

SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”   In September 2006, the SEC staff issued SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statements,” to address the diversity in practice regarding the quantification of financial statement misstatements under the two methods most commonly used by preparers and auditors—the income statement, or “roll-over,” approach, and the balance sheet, or “iron curtain,” approach. Prior to SAB 108, companies could evaluate the materiality of financial statement misstatements using either the income statement approach which focuses on new misstatements added in the current year, or the balance sheet approach which focuses on the cumulative amount of misstatement present in a company’s balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and subsequently not be corrected. The SEC staff believes that reliance on only one of these methods, to the exclusion of the other, does not appropriately quantify all misstatements that could be material to financial statement users. As a result, SAB 108 now requires that companies utilize a dual approach to assessing the quantitative effects of financial statement misstatements, which includes both an income statement focused assessment and a balance sheet focused assessment. The guidance in SAB 108 is effective for our current fiscal year ending December 31, 2006. Although restatement of prior years’ financial statements is permitted, it is not required if we properly applied our previous approach (income statement or balance sheet) and considered all relevant qualitative factors in our assessment of previous errors. In lieu of the prior period restatement, we were permitted to report the cumulative effect of adopting SAB 108 as an adjustment to the opening balance of assets and liabilities, with an offsetting adjustment to the opening balance of retained earnings as of January 1, 2006, the year of adoption, and disclose the nature and amount of each individual error being corrected in the cumulative effect adjustment, when and how each error being corrected arose, and the fact that the errors had previously been considered immaterial. We did not record any cumulative effect adjustments related to the adoption of SAB 108. The adoption of SAB 108 did not impact our financial position or results of operations.

FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.”   In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” which seeks to reduce the significant diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for us as of January 1, 2007. Upon adoption, the cumulative effect of any changes in net assets resulting from the application of FIN 48 will be recorded as an adjustment to accumulated earnings. Additional guidance from the FASB on FIN 48 is pending. As a result, we are currently unable to finalize our estimate of the impact that adopting this interpretation will have on our financial position or results of operations.

FAS 157, “Fair Value Measurements.”   In September 2006, the FASB issued FAS 157, “Fair Value Measurements,” which provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 establishes a common definition of fair value, provides a framework for measuring fair value under accounting principles generally accepted in the United States and expands disclosure requirements regarding fair value measurements. FAS 157 is effective for us as of January 1, 2008. We are currently evaluating the impact, if any, the adoption of FAS 157 will have on our financial position and results of operations.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE B.   NET INCOME (LOSS) PER SHARE

The following table sets forth our computation of basic and diluted net income (loss) per share (amounts in thousands, except per share amounts):

	For the Years Ended December 31,
	2006	2005	2004
Net income (loss)	$(16,797)	$441,489	$86,527
Effect of dilutive securities:
Interest expense and debt fee amortization, net of tax, related to our 1.25% convertible senior notes	—	7,496	—
Net income (loss)—diluted	$(16,797)	$448,985	$86,527
Shares used in computing net income (loss) per common share—basic	261,124	254,758	228,175
Effect of dilutive securities (1):
Shares issuable upon the assumed conversion of our 1.25% convertible senior notes (2)	—	9,686	—
Stock options (3)	—	7,769	6,133
Warrants and stock purchase rights	—	11	10
Dilutive potential common shares	—	17,466	6,143
Shares used in computing net income (loss) per common share—diluted (1,2,3)	261,124	272,224	234,318
Net income (loss) per share: (1)
Basic	$(0.06)	$1.73	$0.38
Diluted	$(0.06)	$1.65	$0.37

(1)          For the year ended December 31, 2006, basic and diluted net loss per share are the same. We did not include the securities described in the following table in the computation of diluted net loss per share because these securities would have an anti-dilutive effect due to our net loss for the period (amounts in thousands):

For the Year Ended
December 31, 2006
Shares issuable upon the assumed conversion of our 1.25% convertible senior notes	9,686
Shares issuable for options	6,881
Shares issuable for warrants and stock purchase rights	11
Total shares excluded from the computation of diluted loss per share	16,578

(2)          Reflects the retroactive application of the provisions of EITF Issue No. 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings Per Share.” The potentially dilutive effect of the 9.7 million shares of Genzyme Stock issuable upon conversion of our $690.0 million in principal of 1.25% convertible senior notes is excluded from the calculation of diluted earnings per share for the years ended December 31, 2006 and 2004 because the effect would be anti-dilutive.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE B.   NET INCOME (LOSS) PER SHARE (Continued)

(3)          We did not include the securities described in the following table in the computation of diluted earnings (loss) per share because these securities were anti-dilutive during each such period (amounts in thousands):

	For the Years Ended December 31,
	2006	2005	2004
Shares of Genzyme Stock issuable upon exercise of outstanding options	11,840	7,269	16,008

NOTE C.   MERGERS AND ACQUISITIONS

Acquisition of AnorMED

In November 2006, we acquired AnorMED, a publicly-held chemical-based biopharmaceutical company based in Langley, British Columbia, Canada with a focus on the discovery, development and commercialization of new therapeutic products in the area of hematology, oncology and HIV. We paid gross consideration of $589.2 million in cash, including $584.2 million for the shares of AnorMED’s common stock outstanding on the date of acquisition and approximately $5 million for acquisition costs. Net consideration was $569.0 million as we acquired AnorMED’s cash and cash equivalents totaling $20.2 million. We accounted for the acquisition as a business combination and accordingly, included its results of operations in our consolidated statements of operations from November 7, 2006, the date of acquisition.

The purchase price was allocated to the estimated fair value of the acquired tangible and intangible assets and assumed liabilities as follows (amounts in thousands, except share data):

Purchase of 43,272,085 shares of AnorMED common stock	$584,173
Acquisition costs	5,000
Total purchase price	$589,173
Cash and cash equivalents	$20,220
Deferred tax assets—current	2,517
Other current assets	6,341
Property, plant and equipment	2,788
Goodwill	29,080
Other intangible assets (to be amortized over 10 years)	3,500
In-process research and development	552,900
Deferred tax assets—noncurrent	200
Other noncurrent assets	573
Assumed liabilities:
Deferred tax liability	(1,288)
Liabilities for exit activities	(6,478)
Other	(21,180)
Allocated purchase price	$589,173

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE C.   MERGERS AND ACQUISITIONS (Continued)

The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed amounted to $29.1 million, which was allocated to goodwill. We expect that substantially all of the amount allocated to goodwill will be deductible for tax purposes.

The allocation of purchase price remains subject to potential adjustments, including adjustments for liabilities associated with certain exit activities and tax restructuring activities.

Acquisition of Surgi.B

In March 2006, through a series of transactions we acquired Surgi.B, a privately-held company based in Beauzelle, France, which owned the exclusive rights to manufacture and sell GlucaMesh and GlucaTex, two beta glucan-coated mesh products for use in the surgical repair of inguinal hernias, for an aggregate up-front cash payment of $5.5 million. We allocated the entire purchase price to license fees, a component of other intangible assets on our consolidated balance sheet, based on their estimated fair values as of March 30, 2006, the date of acquisition. In addition, we are obligated to make certain contingent milestone payments totaling up to approximately $6 million and contingent royalty payments based on future sales of GlucaMesh and GlucaTex. Currently, GlucaMesh is sold only in France.

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

Acquisition of Equal Diagnostics

In July 2005, we acquired Equal Diagnostics, a privately-held diagnostics company based in Exton, Pennsylvania, that formerly served as a distributor for our clinical chemistry reagents. We paid $5.0 million in initial cash payments and issued promissory notes to the three former shareholders of Equal Diagnostics totaling $10.0 million in principal and interest. These notes bear interest at 3.86% and are payable over eight years in equal annual installments commencing on March 31, 2007. In addition to these guaranteed payments, we may be obligated to make additional cash payments of up to an aggregate of approximately $8 million during the period commencing March 31, 2007 and ending March 31, 2014 based upon the gross margin of the acquired business, as defined in the purchase agreement. We accounted for the acquisition as a business combination and, accordingly, included its results of operations in our consolidated statements of operations from July 15, 2005, the date of acquisition.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE C.   MERGERS AND ACQUISITIONS (Continued)

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

Acquisition of Bone Care

In July 2005, we acquired Bone Care, a publicly-held specialty pharmaceutical company based in Middleton, Wisconsin with a focus on nephrology. We paid gross consideration of $712.3 million in cash, including $668.4 million for the outstanding shares of Bone Care’s common stock, $39.9 million to buy out options to purchase shares of Bone Care’s common stock and restricted stock outstanding on the date of acquisition and approximately $4 million for acquisition costs. Net consideration was $604.3 million as we acquired Bone Care’s cash and short-term investments totaling $108.0 million. We accounted for the acquisition as a business combination and, accordingly, included its results of operations in our consolidated statements of operations from July 1, 2005, the date of acquisition.

In October 2004, Bone Care was one of seven companies, all of which market treatments, therapies or diagnostics for kidney disease patients, which received a subpoena from the office of the United States Attorney for the Eastern District of New York. The subpoena required Bone Care to provide a wide range of documents related to numerous aspects of its business and operations. The subpoena included specific requests for documents related to testing for parathyroid hormone levels and vitamin D therapies. Bone Care has cooperated, and we continue to cooperate, with the government’s investigation. To our knowledge, no civil or criminal proceedings have been initiated against Bone Care or Genzyme at this time, although we cannot predict when or if any proceedings might be initiated. As a result, we have not recorded any contingent liabilities related to this investigation. Any such liabilities that may arise out of this investigation in the future will be recorded as a charge in our consolidated statement of operations in the period in which such liabilities become probable and estimable.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE C.   MERGERS AND ACQUISITIONS (Continued)

The purchase price was allocated to the estimated fair value of the acquired tangible and intangible assets and assumed liabilities as follows (amounts in thousands, except share data):

Purchase of 20,254,600 shares of Bone Care common stock	$668,402
Buy out of options to purchase shares of Bone Care common stock and restricted stock	39,943
Acquisition costs	4,000
Total purchase price	$712,345
Cash and cash equivalents	$41,012
Short-term investments	67,015
Accounts receivable	10,499
Inventories	17,500
Deferred tax assets—current	29,262
Other current assets	2,278
Property, plant and equipment	2,895
Goodwill	228,836
Other intangible assets (to be amortized over 16 years)	504,200
In-process research and development	12,700
Deferred tax assets—noncurrent	13,453
Assumed liabilities:
Deferred tax liability	(185,546)
Liabilities for exit activities	(11,090)
Other	(20,669)
Allocated purchase price	$712,345

The allocation of the purchase price was corrected in June 2006 to create a $3.6 million reserve for returns of short-dated product sold by Bone Care prior to the date of acquisition, and to record adjustments totaling $2.5 million to revise the estimated liabilities related to exit activities and deferred taxes.

The purchase price, as adjusted, was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed amounted to $228.8 million, which was allocated to goodwill. We expect that substantially all of the amount allocated to goodwill will be deductible for tax purposes.

Acquisition of Verigen

In February 2005, we acquired Verigen, a private company based in Leverkusen, Germany with a proprietary cell therapy product for cartilage repair (referred to as MACI) that is currently sold in Europe and Australia. We paid gross consideration of $12.7 million, including $0.9 million for acquisition costs, and may be obligated to make additional cash payments of up to an aggregate of approximately $38 million over the next six years, based upon the achievement of development and commercial milestones relating to regulatory approval and commercialization of MACI in the United States, as well as contingent payments

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE C.   MERGERS AND ACQUISITIONS (Continued)

on worldwide sales of that product. Net consideration was $11.8 million as we acquired Verigen’s cash totaling $0.9 million. We acquired approximately 96% of Verigen’s outstanding shares in February 2005 and acquired the remaining outstanding shares in August 2005. We accounted for the acquisition as a business combination and, accordingly, included its results of operations in our consolidated statements of operations from February 8, 2005, the date of acquisition.

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

The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The estimated fair value of the assets acquired and liabilities assumed exceeded the initial payments by $5.7 million resulting in negative goodwill. Pursuant to FAS 142, we recorded as a liability, contingent consideration up to the amount of the negative goodwill. As contingent payments come due, we will apply the payments against the contingent liability. Contingent payments in excess of $5.7 million, if any, will be recorded as goodwill. As of December 31, 2006 we have paid $1.4 million of contingent payments, and the remaining contingent liability is $4.3 million.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE C.   MERGERS AND ACQUISITIONS (Continued)

Acquisition of Synvisc Sales and Marketing Rights from Wyeth

In January 2005, we consummated an arrangement with Wyeth under which we reacquired the sales and marketing rights to Synvisc in the United States, as well as Germany, Poland, Greece, Portugal and the Czech Republic. In exchange for the sales and marketing rights, we paid initial payments totaling $121.0 million in cash to Wyeth and otherwise incurred $0.3 million of acquisition costs. We have also accrued contingent royalty payments to Wyeth totaling $118.3 million, of which $110.0 million had been paid as of December 31, 2006. Distribution rights (a component of other intangible assets, net) in our consolidated balance sheet as of December 31, 2006 include a total of $239.6 million for the initial and contingent royalty payments (made or accrued) as of that date. We will make a series of additional contingent royalty and milestone payments to Wyeth based on the volume of Synvisc sales in the covered territories. These contingent royalty and milestone payments could extend out to June 2012, or could total a maximum of $293.7 million, whichever comes first.

In April 2006, we entered into an agreement with Wyeth to reacquire the sales and marketing rights to Synvisc in Turkey and made an initial payment of $6.0 million in cash to Wyeth, which is included in distribution rights (a component of other intangible assets, net) in our consolidated balance sheet as of December 31, 2006. In addition, we could be obligated to make certain contingent payments to Wyeth totaling up to $5.5 million between now and December 31, 2007

The reacquired Synvisc distribution rights qualify as an asset rather than an acquired business. As a result, we do not provide pro forma results for our reacquisition of the Synvisc distribution rights.

Acquisition of ILEX Oncology

In December 2004, we completed our acquisition of ILEX Oncology, an oncology drug development company. The transaction had a total value of approximately $1 billion, based on the $55.88 per share value of the 18.5 million shares of our common stock exchanged in the acquisition. We accounted for the acquisition as a business combination and, accordingly, included its results of operations in our consolidated statements of operations from December 20, 2004, the date of acquisition.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE C.   MERGERS AND ACQUISITIONS (Continued)

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

Acquisition of Physician Services and Analytical Services Business Units of IMPATH

In May 2004, we acquired substantially all of the pathology/oncology testing assets related to the Physician Services and Analytical Services business units of IMPATH, a national medical testing provider, for total cash consideration of $215.3 million, including acquisition costs. At the time of the purchase, IMPATH operated these business units as “debtors-in-possession” under the United States Bankruptcy Code. The assets were sold by IMPATH by means of a sale process conducted pursuant to Section 363 of the United States Bankruptcy Code. We accounted for the acquisition as a business combination and, accordingly, included the results of operations related to the acquired business units in our consolidated statements of operations from May 1, 2004, the date of acquisition. The purchase price was subject to adjustment based

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE C.   MERGERS AND ACQUISITIONS (Continued)

upon the completion of a post-closing assessment of the working capital of the acquired business units as of April 30, 2004. Pursuant to a Settlement and Release Agreement with IMPATH that was approved by the Bankruptcy Court on December 28, 2006, the working capital dispute was resolved with no adjustment to the purchase accounting.

In-Process Research and Development

In connection with five of our acquisitions since 2004, we have acquired various IPR&D projects. Substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technological feasibility. In addition, once research is completed, each product candidate acquired from AnorMED, Avigen, Bone Care, Verigen and ILEX Oncology will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue. We cannot give assurances that these programs will ever reach technological feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially adversely affected.

The following table sets forth IPR&D projects for companies and certain assets acquired since 2004 (amounts in millions, except percent data):

Company/Assets Acquired	Purchase Price	IPR&D(1)	Programs Acquired	Discount Rate Used in Estimating Cash Flows(1)	Year of Expected Launch	Estimated Cost to Complete
AnorMED (2006)	$589.2	$526.8	Mozobil (stem cell transplant)	15%	2008-2013	$125
		26.1	AMD070 (HIV)(2)	15%
		$552.9
Avigen (2005)	$12.0	$7.0	AV201 (Parkinson’s disease)	N/A	2016	$74
Bone Care (2005)	$712.3	$12.7	LR-103 (secondary
			hyperparathyroidism)	25%	2012	$15
Verigen (2005)	$12.7	$9.5	MACI (cartilage repair)	24%	2012-2014	$20-$35
ILEX Oncology (2004)	$1,080.3	$96.9	Campath (alemtuzumab)	11%	2009-2011	$194
		113.4	Clolar	12%	2008-2011	$99
		44.2	Tasidotin	16%	2011-2014	$44
		$254.5

(1)             Management assumes responsibility for determining the valuation of the acquired IPR&D projects. The fair value assigned to IPR&D for each acquisition is estimated by discounting, to present value, the cash flows expected once the acquired projects have reached technological feasibility. The cash flows are probability-adjusted to reflect the risks of advancement through the product approval process. In estimating the future cash flows, we also considered the tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D projects and adjusted future cash flows for a charge reflecting the contribution to value of these assets.

(2)             Year of expected launch and estimated cost to complete data is not provided for AMD070 at this time because we are assessing our future plans for this program.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE C.   MERGERS AND ACQUISITIONS (Continued)

Exit Activities

In connection with our acquisitions of SangStat in 2003, ILEX Oncology in 2004, Verigen and Bone Care in 2005 and AnorMED in 2006, we initiated integration plans to consolidate and restructure certain functions and operations, including the relocation and termination of certain personnel of these acquired entities and the closure of certain of the acquired entities’ leased facilities. These costs have been recognized as liabilities assumed in connection with the acquisition of these entities in accordance with EITF Issue No. 95-3, “Recognition of Liabilities in Connection with a Purchase or Business Combination,” and are subject to potential adjustments as certain exit activities are confirmed or refined. The following table summarizes the liabilities established for exit activities related to these acquisitions (amounts in thousands):

	Employee Related Benefits	Closure of Leased Facilities	Other Exit Activities	Total Exit Activities
Balance at December 31, 2003 (1)	$7,602	$2,328	$306	$10,236
Acquisitions (2)	4,900	216	214	5,330
Revision of estimates	(455)	(320)	(184)	(959)
Payments	(5,454)	(1,548)	(127)	(7,129)
Balance at December 31, 2004	6,593	676	209	7,478
Acquisitions (3)	11,734	1,327	508	13,569
Revision of estimates (4)	382	(519)	10,851	10,714
Payments	(16,460)	(1,285)	(3,451)	(21,196)
Balance at December 31, 2005	2,249	199	8,117	10,565
Acquisitions (5)	6,478	—	—	6,478
Revision of estimates	(165)	(132)	(750)	(1,047)
Payments	(2,457)	(43)	(7,367)	(9,867)
Balance at December 31, 2006	$6,105	$24	$—	$6,129

(1)          Represents liabilities for exit activities related to our acquisition of SangStat in September 2003.

(2)          Represents liabilities for exit activities related to our acquisition of ILEX Oncology in December 2004.

(3)          Represents liabilities for exit activities related to our acquisitions of Verigen in February 2005 and Bone Care in July 2005. In 2006, we completed payment of the exit liabilities related to these acquisitions.

(4)          In June 2005, we accrued a $9.8 million liability related to the termination of a development contract we assumed in connection with the acquisition of ILEX Oncology. The payment was recorded as a $6.9 million increase to goodwill, net of tax, and a $9.8 million increase to accrued expenses. In November 2005, we paid $2.1 million of this liability and in January 2006, we paid the remaining $7.7 million.

(5)       Represents liabilities for exit activities related to our acquisition of AnorMED in November 2006. We expect to pay employee related benefits related to this acquisition through 2008.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE C.   MERGERS AND ACQUISITIONS (Continued)

Pro Forma Financial Summary (Unaudited)

The following pro forma financial summary is presented as if the acquisition of AnorMED was completed as of the beginning of January 1, 2006 and 2005. The pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisition been consummated on that date, or of the future operations of the combined entities. Material nonrecurring charges related to the acquisition of AnorMED, such as IPR&D charges of $552.9 million, are included in the following pro forma financial summary for both periods (amounts in thousands, except per share amounts):

	2006	2005
Total revenues	$3,201,754	$2,735,145
Net income (loss)	$(49,739)	$19,035
Net income (loss) per share:
Basic	$(0.19)	$0.07
Diluted	$(0.19)	$0.07
Weighted average shares outstanding:
Basic	261,124	254,758
Diluted	261,124	262,538

Pro forma results are not presented for the acquisitions of Surgi B, Avigen, Equal Diagnostics, Bone Care or Verigen for the years ended December 31, 2006 or 2005 because those acquisitions individually, and in the aggregate, did not have a material effect on our results of operations in those periods.

NOTE D.   DERIVATIVE FINANCIAL INSTRUMENTS

We periodically enter into foreign currency forward contracts, all of which have a maturity of less than three years. These contracts have not been designated as hedges and accordingly, unrealized gains or losses on these contracts are reported in current earnings. The notional settlement value of foreign currency forward contracts outstanding at December 31, 2006 is $455.1 million. At December 31, 2006, these contracts had a fair value of $(1.5) million, representing an unrealized loss, which has been recorded in SG&A in our consolidated statement of operations for the year ended December 31, 2006 and in accrued expenses in our consolidated balance sheet as of December 31, 2006. The notional settlement value of foreign currency forward contracts outstanding at December 31, 2005 was $85.9 million. At December 31, 2005, these contracts had a fair value of $0.9 million, representing an unrealized gain, which has been recorded in SG&A in our consolidated statement of operations for the year ended December 31, 2005 and in prepaid expenses and other current assets in our consolidated balance sheet as of December 31, 2005.

NOTE E.   ACCOUNTS RECEIVABLE

Our trade receivables primarily represent amounts due from distributors, healthcare service providers, and companies and institutions engaged in research, development or production of pharmaceutical and biopharmaceutical products. We perform credit evaluations of our customers on an ongoing basis and generally do not require collateral. We state accounts receivable at fair value after reflecting certain allowances for bad debts, chargebacks and prompt pay discounts. The allowances were $52.6 million at December 31, 2006 and $46.1 million at December 31, 2005.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE F.   INVENTORIES

	December 31,
	2006	2005
	(Amounts in thousands)
Raw materials	$100,697	$76,466
Work-in-process	119,510	90,629
Finished goods	154,436	130,557
Total	$374,643	$297,652

In December 2005, we recorded charges of:

•       $16.9 million to write off the cost of unsuccessful production runs of Cerezyme and Myozyme that occurred at our Allston, Massachusetts manufacturing plant; and

•       $11.2 million to write off expiring Clolar inventory acquired in connection with our acquisition of ILEX Oncology.

NOTE G.   PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2006	2005
	(Amounts in thousands)
Plant and equipment	$734,669	$641,282
Land and buildings	763,072	677,770
Leasehold improvements	239,268	206,243
Furniture and fixtures	53,689	41,503
Construction-in-progress	515,307	308,411
	2,306,005	1,875,209
Less accumulated depreciation	(695,412)	(554,396)
Property, plant and equipment, net	$1,610,593	$1,320,813

Our total depreciation expense was $122.0 million in 2006, $103.0 million in 2005 and $95.6 million in 2004.

Our property, plant and equipment includes the following amounts for assets subject to capital leases (amounts in thousands):

December 31, 2006
Building—Corporate headquarters in Cambridge, Massachusetts	$130,689
Less accumulated depreciation	(28,363)
Assets subject to capital leases, net	$102,326

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE G.   PROPERTY, PLANT AND EQUIPMENT (Continued)

We capitalize costs we have incurred in validating manufacturing equipment and facilities for products which have reached technological feasibility. As of December 31, 2006, capitalized validation costs, net of accumulated depreciation, were $17.2 million.

We have capitalized the following amounts of interest costs incurred in financing the construction of our manufacturing facilities (amounts in millions):

For the Years Ended December 31,
2006	2005	2004
$9.2	$8.9	$8.7

The estimated cost of completion for assets under construction as of December 31, 2006 is approximately $580 million.

NOTE H.   GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The following tables contains the change in our goodwill during the years ended December 31, 2006 and 2005 (amounts in thousands):

	As of December 31, 2005	Acquisitions	Adjustments	Impairment	As of December 31, 2006
Renal (1)	$304,492	$—	$1,036	$—	$305,528
Therapeutics	354,709	—	—	—	354,709
Transplant (2)	128,511	29,080	—	—	157,591
Biosurgery	7,585	—	—	—	7,585
Genetics (3)	218,962	—	283	(219,245)	—
Other (4)	473,308	—	60	—	473,368
Goodwill	$1,487,567	$29,080	$1,379	$(219,245)	$1,298,781

	As of December 31, 2004	Acquisitions	Adjustments	Impairment	As of December 31, 2005
Renal	$76,753	$227,739	$—	$—	$304,492
Therapeutics	354,709	—	—	—	354,709
Transplant (5)	132,111	—	(3,600)	—	128,511
Biosurgery	7,585	—	—	—	7,585
Genetics	218,962	—	—	—	218,962
Other (4,6)	500,796	5,344	(32,832)	—	473,308
Goodwill	$1,290,916	$233,083	$(36,432)	$—	$1,487,567

(1)          The adjustment to goodwill for Renal includes the recording of a $3.6 million reserve for returns of short dated product sold by Bone Care prior to the date of acquisition, offset by $2.5 million of revisions to the estimates of liabilities related to exit activities and deferred taxes

(2)          Includes the goodwill resulting from the acquisition of AnorMED in November 2006.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE H.   GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

(3)          Impairment for Genetics represents the write off of the goodwill assigned to our Genetics reporting unit in accordance with FAS 142, “Goodwill and Other Intangible Assets.”

(4)          The adjustments to Other goodwill primarily include foreign currency revaluation adjustments for goodwill denominated in foreign currencies.

(5)          In 2005, includes $3.6 million of adjustments to SangStat’s goodwill related to the reversal of a tax accrual.

(6)          Includes the goodwill resulting from the acquisitions of Equal Diagnostics in July 2005 and ILEX Oncology in December 2004. We recorded $32.9 million of adjustments to the ILEX Oncology goodwill in 2005, mainly consisting of a decrease of $40.9 million related to a revision of estimate of deferred taxes, offset by an increase of $8.0 million primarily related to revisions of estimates of liabilities related to exit activities, of which $6.9 million, net of tax, represents a charge to terminate a development contract.

We are required to perform impairment tests related to our goodwill under FAS 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. We completed the required annual impairment tests for our $1.5 billion of net goodwill in the third quarter of 2006 and determined that the $219.2 million of goodwill assigned to our Genetics reporting unit was impaired. Such goodwill was derived as a result of our acquisitions of substantially all of the pathology/oncology testing assets related to the Physician Services and Analytical Services business units of IMPATH in April 2004, Genetrix, Inc. in February 1996 and the minority share of IG Laboratories, Inc. in October 1995.

We determined the fair value of the net assets of our Genetics reporting unit by discounting, to present value, its estimated future cash flows. Due to the reduction of reimbursement rates for certain test offerings and increased infrastructure costs, the discounted future cash flows of our Genetics reporting unit were negatively impacted causing the fair value of the net assets of our Genetics reporting unit to be lower than the carrying value. We calculated the fair value and determined that the goodwill assigned to our Genetics reporting unit was fully impaired and we recorded a pre-tax impairment charge of $219.2 million and $69.8 million of related tax benefits in September 2006. No additional impairment charges were required for the remaining $1.3 billion of goodwill related to our other reporting units.

In connection with recording the charge for impairment of the goodwill assigned to our Genetics business unit, we also tested the long-lived assets for our Genetics business unit to determine whether any of the impairment recognition criteria in FAS 144 had been met.  We determined that the long-lived assets for our Genetics business unit were not impaired and, therefore, no impairment charge was required for those assets.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE H.   GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

Other Intangible Assets

The following table contains information about our other intangible assets for the periods presented (amounts in thousands):

	As of December 31, 2006			As of December 31, 2005
	Gross Other Intangible Assets	Accumulated Amortization	Net Other Intangible Assets	Gross Other Intangible Assets	Accumulated Amortization	Net Other Intangible Assets
Technology	$1,505,748	$(424,650)	$1,081,098	$1,503,963	$(307,503)	$1,196,460
Patents (1)	194,560	(87,063)	107,497	183,360	(71,393)	111,967
Trademarks	60,227	(31,439)	28,788	60,227	(26,080)	34,147
License fees (2)	77,807	(20,597)	57,210	44,777	(16,206)	28,571
Distribution rights (3)	260,073	(85,543)	174,530	195,299	(43,108)	152,191
Customer lists (4)	90,783	(48,760)	42,023	108,083	(41,861)	66,222
Other	2,045	(1,153)	892	2,078	(742)	1,336
Total	$2,191,243	$(699,205)	$1,492,038	$2,097,787	$(506,893)	$1,590,894

(1)          Includes an additional $11.2 million of intangible assets resulting from obtaining an exclusive license to a Hectorol-related patent from Wisconsin Alumni Research Foundation in June 2006, which provides us with effective control of the patent.

(2)          Includes additions in 2006 to licenses valued at: $6.5 million resulting from our acquisition of all of the rights to GlucaMesh and GlucaTex products used in the surgical repair of hernias from the former shareholders of Surgi.B in March 2006, $3.5 million resulting from our acquisition of AnorMED and $22.2 million for milestone payments for the development of Myozyme.

(3)          Includes an additional $58.7 million of intangible assets resulting from additional payments made or accrued in 2006 in connection with the reacquisition of the Synvisc sales and marketing rights in several countries from Wyeth in January 2005.

(4)          Reflects the write off of $17.3 million of fully amortized customer lists, related to our acquisition of SangStat in September 2003, during the first quarter of 2006.

All of our other intangible assets are amortized over their estimated useful lives. Total amortization expense for our other intangible assets was:

•       $209.4 million for the year ended December 31, 2006;

•       $181.6 million for the year ended December 31, 2005; and

•       $109.5 million for the year ended December 31, 2004.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE H.   GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

The estimated future amortization expense for other intangible assets for the five succeeding fiscal years and thereafter is as follows (amounts in thousands):

Year Ended December 31,	Estimated Amortization Expense(1)
2007	$199,854
2008	208,005
2009	215,373
2010	228,385
2011	236,822
Thereafter	613,161

(1)          Includes estimated future amortization expense for the Synvisc distribution rights based on the forecasted respective future sales of Synvisc and the resulting future contingent payments we will be required to make to Wyeth, and for the Myozyme patent and technology rights pursuant to a license agreement with Synpac based on forecasted future sales of Myozyme and the milestone payments we will be required to make to Synpac related to regulatory approvals. These contingent payments will be recorded as intangible assets when the payments are accrued. Estimated future amoritization expense also includes estimated amortization for other arrangements involving contingent payments.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE I.   INVESTMENTS IN MARKETABLE SECURITIES AND STRATEGIC EQUITY INVESTMENTS

Marketable Securities (amounts in thousands):

	December 31,
	2006		2005
	Cost	Market Value	Cost	Market Value
Cash equivalents (1):
Corporate notes	$—	$—	$45,816	$45,816
Money market funds	443,477	443,477	34,069	34,069
	443,477	443,477	79,885	79,885
Short-term investments:
Corporate notes	65,932	65,607	108,539	108,121
U.S. Government agencies	21,347	21,174	41,256	40,856
Non U.S. Government agencies	—	—	8,011	7,864
U.S. Treasury notes	33,287	33,113	37,519	37,105
	120,566	119,894	195,325	193,946
Long-term investments:
Corporate notes	355,008	353,497	294,738	291,090
U.S. Government agencies	189,372	188,148	187,713	185,256
Fixed income fund	252	250	254	244
U.S. Treasury notes	132,192	131,645	127,569	126,606
	676,824	673,540	610,274	603,196
Total cash equivalents, short- and long-term investments	$1,240,867	$1,236,911	$885,484	$877,027
Investments in equity securities	$45,766	$66,563	$104,934	$135,930

(1)          Cash equivalents are included as part of cash and cash equivalents on our consolidated balance sheets.

The following table contains information regarding the range of contractual maturities of our investments in debt securities (amounts in thousands):

	December 31,
	2006		2005
	Cost	Market Value	Cost	Market Value
Within 1 year	$564,043	$563,371	$275,210	$273,831
1-2 years	157,682	156,944	211,832	209,918
2-10 years	519,142	516,596	398,442	393,278
	$1,240,867	$1,236,911	$885,484	$877,027

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE I.   INVESTMENTS IN MARKETABLE SECURITIES AND STRATEGIC EQUITY INVESTMENTS (Continued)

Strategic Investments in Equity Securities

The following table shows the strategic investments in equity securities of unconsolidated entities as of December 31, 2006 and 2005 (amounts in thousands):

	December 31, 2006			December 31, 2005
	Adjusted Cost	Market Value	Unrealized Gain/(Loss)	Adjusted Cost	Market Value	Unrealized Gain/(Loss)
Publicily-held companies (1):
ABIOMED, Inc.	$12,185	$32,539	$20,354	$12,185	$21,323	$9,138
GTC Biotherapeutics, Inc.	4,910	4,618	(292)	5,811	8,077	2,266
Dyax Corp.	1,096	1,727	631	1,096	3,003	1,907
BioMarin Pharmeceutical Inc. (2)	—	—	—	18,000	22,666	4,666
Cambridge Antibody Technology plc (3)	—	—	—	41,012	55,519	14,507
Other (4)	2,455	2,559	104	5,000	3,512	(1,488)
Total publicly-held companies	20,646	41,443	20,797	83,104	114,100	30,996
Private equity funds (5)	16,732	16,732	—	13,020	13,020	—
Privately-held companies (4,6,7)	8,388	8,388	—	8,810	8,810	—
Total	$45,766	$66,563	$20,797	$104,934	$135,930	$30,996

(1)          Marketable equity securities that have readily determinable market values are stated at market value. We record temporary unrealized gains and losses related to these investments in other comprehensive income (loss).

(2)   In January 2006, we recorded a $6.4 million gain in connection with the sale of our entire investment of 2.1 million shares of the common stock of BioMarin.

(3)          We have a strategic alliance with CAT, a UK-based biotechnology company for the development and commercialization of human monoclonal antibodies directed against transforming growth factor (TGF)-beta. Prior to May 2006, we owned a total of 4.6 million ordinary shares of CAT. In May 2006, we recorded a $7.0 million gain on the sale of a portion of our investment in CAT. In June 2006, in connection with the acquisition of CAT by AstraZeneca, we recorded a $62.4 million gain on the tender of our remaining investment in CAT, which became unconditional on June 21, 2006.

(4)          We review the carrying value of each of our strategic investments in equity securities on a quarterly basis for potential impairment. Gains (losses) on investments in equity securities, net includes charges for impaired investments of $5.4 million in 2006, including $2.5 million to write-off our investment in RenaMed and $2.2 million to write down our investment in ViaCell because we considered the decline in value of these investments to be other than temporary.

(5)          Our investments in private equity funds are stated at adjusted  cost basis, which approximates market value.

(6)          Equity securities without readily determinable market values and for which we do not exercise significant influence are stated at cost and are periodically reviewed for impairment.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE I.   INVESTMENTS IN MARKETABLE SECURITIES AND STRATEGIC EQUITY INVESTMENTS (Continued)

(7)          In April 2005, we sold our entire investment in the common stock of Theravance for $4.5 million in cash. Our investment in Theravance had a zero cost basis and, as a result, we recorded a gain of $4.5 million in April 2005 related to this sale.

Unrealized Gains and Losses on Marketable Securities and Investments in Equity Securities

We record unrealized holding gains and losses, net of tax, related to our investments in marketable securities and strategic investments, to the extent they are determined to be temporary, in stockholders’ equity. The following table sets forth the gross amounts recorded:

	December 31,
	2006	2005
Unrealized holding gains	$21.9 million	$32.7 million
Unrealized holding losses	$5.1 million	$10.1 million

We also collaborate with or provide services to certain of the companies in which we hold or have held strategic equity investments, including CAT, Dyax, GTC, RenaMed, BioMarin and MacroGenics. Our relationships with Dyax, GTC and RenaMed are described below. Our relationships with BioMarin and MacroGenics are described in Note J., “Equity Method Investments.”

Dyax Corp.

Agreements with Dyax Corp.

In October 1998, we entered into a collaboration agreement with Dyax to develop and commercialize DX-88, one of Dyax’s proprietary compounds for the treatment of chronic inflammatory diseases. In May 2002, we restructured our collaboration agreement with Dyax. In 2003, we acquired a 49.99% interest in Dyax-Genzyme LLC, formerly known as Kallikrein LLC, a joint venture with Dyax for the development of DX-88 for hereditary angioedema, or HAE, and other chronic inflammatory diseases.  Under the terms of the collaboration agreement and related manufacturing agreement, both companies shared development costs of DX-88, except for the first $14.5 million of manufacturing and validation costs for DX-88 active pharmaceutical ingredient, which were the responsibility of Dyax.  As a result of our application of FIN 46, we have consolidated the results of Dyax-Genzyme LLC. Our consolidated balance sheet as of December 31, 2006 includes assets related to Dyax-Genzyme LLC, which are not significant and substantially all of which are lab equipment net of their associated accumulated depreciation. We have recorded Dyax’s portion of this joint venture’s losses as minority interest in our consolidated statements of operations.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE I.   INVESTMENTS IN MARKETABLE SECURITIES AND STRATEGIC EQUITY INVESTMENTS (Continued)

In February 2007, we agreed with Dyax to terminate our participation and interest in Dyax-Genzyme LLC effective February 20, 2007.  In connection with this termination, we made a capital contribution of approximately $17 million in cash to Dyax-Genzyme LLC and Dyax purchased our interest in the joint venture for 4.4 million shares of Dyax common stock, valued at $16.9 million, based on the closing price of Dyax common stock on February 23, 2007.  Dyax now owns all of the assets of the joint venture, including worldwide rights to develop and commercialize DX-88.  Pursuant to the termination agreement, we agreed to:

•       a 5 year standstill period during which we will not acquire any additional shares of Dyax;

•       not enter into any future licensing or collaboration arrangements for the prevention and or treatment of hereditary, acquired or drug-induced angioedema for 2 years; and

•       negotiate in good faith a transitional services agreement for us to provide certain services to Dyax.

Note Receivable from Dyax Corp.

In May 2002, we extended to Dyax a $7.0 million line of credit. Dyax issued a senior secured promissory note in the principal amount of $7.0 million to us under which it can request periodic advances of not less than $250,000 in principal, subject to certain conditions. Advances under this note were due, together with any accrued but unpaid interest, in May 2005. In May 2005, Dyax exercised its right to extend the maturity of the note from May 2005 to May 2007.

In August 2006, we amended our $7.0 million secured promissory note receivable from Dyax to extend the maturity date from May 2007 to May 2010, eliminate the existing financial covenants and replace the original collateral on the note with a letter of credit from a major bank for $7.0 million plus 90 days of interest at the Prime Rate plus 2%. As of December 31, 2006, $7.3 million of principal and accrued interest receivable remains due to us from Dyax under this note, which we have recorded as a note receivable-related party in our consolidated balance sheet. The termination of our participation and interest in the joint venture with Dyax has no effect on the note receivable.

We considered Dyax to be a related party as of December 31, 2006 because the chairman and chief executive officer of Dyax was a member of our board of directors and Dyax-Genzyme LLC was operational during the periods presented. As of December 31, 2006, we held approximately 1% of the outstanding shares of Dyax common stock and as of February 28, 2007, as a result of the additional 4.4 million shares of Dyax common stock we received in connection with the termination of our participation and interest in the Dyax-Genzyme LLC, our ownership interest in Dyax increased to approximately 11%.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE I.   INVESTMENTS IN MARKETABLE SECURITIES AND STRATEGIC EQUITY INVESTMENTS (Continued)

GTC Biotherapeutics

As of December 31, 2006, we hold approximately 6% of the outstanding shares of GTC common stock. We provide GTC with certain research and development services and sublease to GTC laboratory and research space. During 2006, amounts received from GTC or owed to us by GTC under these agreements were not significant.

RenaMed Collaboration

In June 2005, we made a $2.5 million equity investment in a private financing completed by RenaMed, formerly known as Nephros Therapeutics, Inc. In September 2005, we entered into a strategic collaboration with RenaMed to develop and commercialize RenaMed’s Bio-Replacement TherapyTM for the treatment of acute renal failure. The joint development and commercialization agreement called for us to share costs and profits of the collaboration equally. Through the third quarter of 2006, we contributed a total of $23.5 million of funding to support the next stage of clinical development. In the fourth quarter of 2006, RenaMed terminated its phase 2 clinical trial evaluating the safety and efficacy of Bio-Replacement TherapyTM for the treatment of acute renal failure after an independent data monitoring committee recommended that the trial should be halted. As a result of the termination of this clinical trial, we recorded a charge of $2.5 million in December 2006 to write off our entire investment in RenaMed because we consider the decline in this investment to be other than temporary. In February 2007, we terminated the Collaboration and License Agreement with RenaMed.

NOTE J.   EQUITY METHOD INVESTMENTS

Our equity method investments are included in other noncurrent assets in our consolidated balance sheet and totaled $34.4 million at December 31, 2006 and $39.2 million at December 31, 2005.

The following tables describe:

•       our portion of the net income (loss) of each equity method investment for the periods presented, which we have recorded as income (charges) to equity in income (loss) of equity method investments in our consolidated statements of operations; and

•       total net income (loss) of each equity method investment for the periods presented.

	Our Portion of the Net Income (Loss) of Our Equity Method Investments			Total Income (Loss) of Our Equity Method Investments
Equity Method Investment	2006	2005	2004	2006	2005	2004
	(Amounts in millions)			(Amounts in millions)
BioMarin/Genzyme LLC	$18.5	$7.1	$(9.7)	$37.1	$14.0	$(19.3)
MG Biotherapeutics LLC	(1.8)	(4.0)	(2.5)	(3.6)	(7.9)	(5.0)
Other	(1.0)	(2.9)	(3.4)	(13.6)	(22.3)	(18.7)
Totals	$15.7	$0.2	$(15.6)	$19.9	$(16.2)	$(43.0)

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE J.   EQUITY METHOD INVESTMENTS (Continued)

Condensed financial information for our equity method investees is summarized below in aggregate:

	For the Years Ended December 31,
	2006	2005	2004
	(Amounts in thousands)
Revenue	$97,060	$76,698	$42,583
Gross profit	72,642	52,185	27,630
Operating expenses	(53,931)	(62,361)	(71,321)
Net income (loss)	19,865	(16,251)	(43,016)

	December 31,
	2006	2005
	(Amounts in thousands)
Current assets	$96,727	$103,793
Noncurrent assets	2,297	3,779
Current liabilities	16,245	12,441
Noncurrent liabilities	7,878	647

The following describes our investments in BioMarin/Genzyme LLC and MG Biotherapeutics LLC. Our investments in Peptimmune and THP are not significant.

BioMarin/Genzyme LLC

In September 1998, we and BioMarin formed a joint venture, BioMarin/Genzyme LLC, to develop and commercialize Aldurazyme, a recombinant form of the human enzyme alpha-L-iduronidase, used to treat an LSD known as MPS I. BioMarin/Genzyme LLC is owned 50% by BioMarin and one of its wholly owned subsidiaries, which we refer to collectively as the BioMarin Companies, and 50% by us. In connection with the formation of BioMarin/Genzyme LLC, we, the BioMarin Companies and BioMarin/Genzyme LLC entered into a collaboration agreement under which we and the BioMarin Companies granted to BioMarin/Genzyme LLC a worldwide, exclusive, irrevocable, royalty-free right and license or sublicense to develop, manufacture and market Aldurazyme for the treatment of MPS I and other alpha-L-iduronidase deficiencies. All program-related costs for BioMarin/Genzyme LLC are equally funded by BioMarin, on behalf of the BioMarin Companies, and us. We and BioMarin are required to make monthly capital contributions to BioMarin/Genzyme LLC to fund budgeted operating costs. If either BioMarin or Genzyme fails to make two or more of the monthly capital contributions, and the other party does not exercise its right to terminate the collaboration agreement or compel performance of the funding obligation, the defaulting party’s (or, in the case of default by BioMarin, the BioMarin Companies’) percentage interest in BioMarin/Genzyme LLC and future funding responsibility will be adjusted proportionately. BioMarin and Genzyme did not make any capital contributions to BioMarin/Genzyme LLC in 2006 and 2005 because BioMarin/Genzyme LLC had sufficient cash to meet its financial obligations.

On April 30, 2003, the FDA granted marketing approval for Aldurazyme as an enzyme replacement therapy for patients with the Hurler and Hurler-Scheie forms of MPS I, and Scheie patients with moderate to severe symptoms. Aldurazyme has been granted orphan drug status in the United States, which generally provides seven years of market exclusivity. On June 11, 2003, the European Commission granted

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE J.   EQUITY METHOD INVESTMENTS (Continued)

marketing approval for Aldurazyme to treat the non-neurological manifestations of MPS I in patients with a confirmed diagnosis of the disease. Aldurazyme has been granted orphan drug status in the European Union, which generally provides ten years of market exclusivity. In October 2006, Japan’s Health, Labor and Welfare Ministry granted marketing approval for Aldurazyme, the first specific treatment approved in Japan for patients with MPS I.

We are commercializing Aldurazyme on behalf of BioMarin/Genzyme LLC in the United States, Canada, the European Union, Latin America and the Asia Pacific regions. We continue to launch Aldurazyme in these regions on a country-by-country basis as pricing and reimbursement approvals are obtained. Aldurazyme is manufactured at BioMarin’s facility in Novato, California and is sent to either our manufacturing facility in Allston, Massachusetts or to a third-party facility for the final fill-finish process.

Our portion of the net income (loss) of BioMarin/Genzyme LLC is included in equity in income (loss) of equity method investments in our consolidated statements of operations.

MG Biotherapeutics LLC

In June 2004, we entered into a collaboration with Medtronic for the development of new treatments for heart disease. One aspect of this collaboration involved the formation of MG Biotherapeutics LLC. In June 2004, we made an initial capital contribution of $10.0 million to MG Biotherapeutics LLC. Our current investment balance in MG Biotherapeutics LLC is included in other noncurrent assets in our consolidated balance sheets as of December 31, 2006 and 2005.

NOTE K.   ACCRUED EXPENSES

	December 31,
	2006	2005
	(Amounts in thousands)
Compensation	$169,350	$147,089
Rebates	62,166	50,304
Bank overdraft	25,966	49,035
Other	219,960	183,604
Total	$477,442	$430,032

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE L.   LONG-TERM DEBT AND LEASES

Long-Term Debt, Capital Lease Obligations and Convertible Debt

Our long-term debt capital lease obligations and convertible debt consist of the following (amounts in thousands):

	December 31,
	2006	2005
1.25% convertible senior notes due December 2023	$690,000	$690,000
Revolving credit facility maturing in December 2006	—	—
Revolving credit facility maturing in July 2011	—	—
Notes payable	8,958	8,693
Capital lease obligations	117,071	121,420
Long-term debt, capital lease obligations and convertible debt, including current portion	816,029	820,113
Less current portion	(6,226)	(4,461)
Noncurrent portion	$809,803	$815,652

Over the next five years and thereafter, we will be required to repay the following principal amounts of our long-term debt (excluding capital leases) (amounts in millions):

2007	2008	2009	2010	2011	After 2011
$1.0	$691.0	$1.1	$1.1	$1.1	$3.6

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

•       during the five consecutive trading day period immediately following any 10 consecutive trading day period (the “Note Measurement Period”), if the trading price per $1,000 principal amount of notes on each trading day during the Note Measurement Period was less than 95% of the conversion value of the notes on such trading day, unless the notes are surrendered after December 1, 2018 and the closing sale price of Genzyme Stock on the trading day immediately preceding the day the notes are surrendered is greater than 100% but equal to or less than 120% of the conversion price then in effect;

•       if specified corporate transactions have occurred, as provided in the indenture and terms of the note; or

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE L.   LONG-TERM DEBT AND LEASES (Continued)

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

Interest expense related to these notes was $11.9 million in 2006 and 2005. These amounts include $3.2 million in 2006 and 2005 for amortization of debt offering costs. The fair value of these notes was $716.8 million at December 31, 2006 and $781.0 million at December 31, 2005.

Revolving Credit Facility

In December 2003, we entered into our 2003 revolving credit facility. On July 14, 2006, we terminated our 2003 revolving credit facility and replaced it with our 2006 revolving credit facility. The proceeds of loans under our 2006 revolving credit facility can be used to finance working capital needs and for general corporate purposes. Our 2006 revolving credit facility may be increased at any time by up to an additional $350.0 million in the aggregate, as long as no default or event of default has occurred or is continuing and certain other customary conditions are satisfied. Borrowings under our 2006 revolving credit facility will bear interest as follows:

•       revolving loans denominated in U.S. dollars or a foreign currency (other than Euros) bear interest at a variable rate equal to LIBOR for loans in U.S. dollars and a comparable index rate for foreign currency loans, plus an applicable margin;

•       revolving loans denominated in Euros bear interest at a variable rate equal to the EURIBOR Rate plus an applicable margin;

•       at our option, U.S. dollar swingline loans (demand loans requiring only one day of advance notice, which grant us access to up to $20.0 million of our 2006 revolving credit facility in order to cover possible working capital shortfalls) bear interest at the greater of the Prime Rate and the Federal Funds Effective Rate plus one half of one percent; and

•       multicurrency swingline loans bear interest at a rate equal to the average rate at which overnight deposits in the currency in which such swingline loan is denominated, and approximately equal in principal amount to such swingline loan, are obtainable by the swingline lender for such swingline loan in the interbank market plus an applicable margin.

The applicable margins for LIBOR and multicurrency revolving loans range from 0.180% to 0.675% per annum, and for multicurrency swingline loans from 0.430% to 0.925% per annum, in each case determined by our credit ratings. In addition, we are required to pay a facility fee of between 7 to 20 basis points based on the aggregate commitments under our 2006 revolving credit facility, and in certain circumstances a utilization fee of 10 basis points.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE L.   LONG-TERM DEBT AND LEASES (Continued)

The terms of our 2006 revolving credit facility include various covenants, including financial covenants that require us to meet minimum interest coverage ratios and maximum leverage ratios. As of December 31, 2006 we were in compliance with these covenants.

As of December 31, 2006, no amounts were outstanding under our 2006 revolving credit facility.

Notes Payable

We assumed a $10.0 million note payable in July 2005 in connection with our acquisition of Equal Diagnostics. This note bears interest at 3.86% and is payable to three former shareholders of Equal Diagnostics over eight years in equal annual installments of $1.3 million.

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

Our capital lease obligation related to our corporate headquarters in Cambridge, Massachusetts, which we began to occupy in November 2003, requires us to make monthly payments of $1.3 million, which will be adjusted to $1.6 million in August 2013. We have recorded the value of the building and related obligations of $130.7 million in our consolidated balance sheet. The term of the lease is fifteen years and may be extended at our option for two successive ten-year periods.

Over the next five years and thereafter, we will be required to pay the following amounts under our non-cancelable capital leases (amounts in millions):

2007	$15.6
2008	15.5
2009	15.5
2010	15.4
2011	15.4
Thereafter	118.3
Total lease payments	195.7
Less: interest	(78.6)
Total principal payments	117.1
Less current portion	(5.0)
Total	$112.1

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE L.   LONG-TERM DEBT AND LEASES (Continued)

Operating Leases

We lease facilities and personal property under non-cancelable operating leases with terms in excess of one year. Our total expense under operating leases was (amounts in millions):

For the Years Ended December 31,
2006	2005	2004
$60.9	$49.5	$49.0

Over the next five years and thereafter, we will be required to pay the following amounts under non-cancelable operating leases (amounts in millions):

2007	2008	2009	2010	2011	After 2011	Total
$53.5	$45.5	$34.4	$26.0	$21.7	$127.5	$308.6

NOTE M.   STOCKHOLDERS’ EQUITY

Preferred Stock

	At December 31, 2006			At December 31, 2005
Series	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding
Series A Junior Participating, $0.01 par value	3,000,000	—	—	3,000,000	—	—
Undesignated	7,000,000	—	—	7,000,000	—	—
	10,000,000	—	—	10,000,000	—	—

Our charter permits us to issue shares of preferred stock at any time in one or more series. Our board of directors will establish the preferences, voting powers, qualifications, and special or relative rights or privileges of any series of preferred stock before it is issued.

Common Stock

The following table describes the number of authorized and outstanding shares of our common stock at December 31, 2006 and 2005:

		Outstanding at December 31,
Series	Authorized	2006	2005
Genzyme Stock, $0.01 par value	690,000,000	263,026,163	259,151,461

Stock Rights

Under our shareholder rights plan, each outstanding share of Genzyme Stock also represents one preferred stock purchase right. When the stock purchase rights become exercisable, the holders of Genzyme Stock will be entitled to purchase one two-hundredth of a newly issued share of Series A Preferred Stock, $0.01 par value per share, for $150.00.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE M.   STOCKHOLDERS’ EQUITY (Continued)

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

Directors’ Deferred Compensation Plan

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

Distributions are paid in a lump sum or in annual installments for up to five years. Payments begin the year following a director’s termination of service or, subject to certain restrictions, in a year elected by the participant. As of December 31, 2006, three of the eight eligible directors had established accounts under this plan, and two of these three directors are currently deferring their compensation, however, the amounts are not significant. We have reserved 105,962 shares of Genzyme Stock to cover distributions credited to stock accounts under the plan. We had not made any stock distributions under this plan as of December 31, 2006. As of December 31, 2006, we have made cash distributions totaling $69,492 to one director under the terms of his deferral agreement.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE M.   STOCKHOLDERS’ EQUITY (Continued)

Stock-Based Compensation

Equity Plans

The purpose of our equity plans is to attract, retain and motivate our key employees, consultants and directors. Options granted under these plans can be either incentive stock options (ISO) or nonstatutory stock options (NSO), as specified in the individual plans. Shares issued as a result of stock option exercises are funded through the issuance of new shares as opposed to treasury shares. The following table contains information about our equity plans:

			As of December 31, 2006
Plan Name	Group Eligible	Type of Option Granted	Options Reserved for Issuance	Options Outstanding	Options Available for Grant
2004 Equity Incentive Plan (1,2)	All key employees and consultants	ISO/NSO	23,351,348	13,335,858	10,015,490
2001 Equity Incentive Plan (1)	All key employees and consultants	ISO/NSO	10,253,769	10,134,222	119,547
1997 Equity Incentive Plan (1)	All key employees and consultants, except officers	NSO	12,293,073	11,868,151	424,922
1998 Director Stock Option Plan (2,3)	Non-employee
	board members	NSO	960,291	598,931	361,360
Assumed Options (4)			386,101	386,101	—
			47,244,582	36,323,263	10,921,319

(1)          The exercise price of option grants may not be less than the fair market value at the date of grant. Option grants have a maximum term of ten years. The compensation committee of our board of directors, or its delegates as applicable, determines the terms and conditions of each option grant, including who, among eligible persons, will receive option grants, the form of payment of the exercise price, the number of shares granted, the vesting schedule and the terms of exercise.

(2)          At our annual meeting of shareholders in May 2006, shareholders authorized us to amend our 2004 Equity Incentive Plan to provide for the grant of restricted stock and restricted stock units. As of December 31, 2006, no restricted stock or restricted stock units have been issued. We plan to seek shareholder approval at our annual meeting of shareholders in May 2007 for the 2007 Director Equity Plan under which we also plan to provide for the grant of restricted stock and restricted stock units and to begin issuing restricted stock units in connection with our general grant to employees in May 2007.

(3)          Options are automatically granted on the date of our annual shareholders meeting or at a director’s initial appointment to the board, have an exercise price equal to the fair market value of Genzyme Stock on the date of grant, expire ten years after the initial grant date and vest on the date of the next annual shareholders meeting following the date of grant.

(4)          Consists of options we assumed through our acquisitions of Biomatrix, GelTex, Focal, Inc., Novazyme and ILEX Oncology.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE M.   STOCKHOLDERS’ EQUITY (Continued)

All stock-based awards to non-employees are accounted for at their fair value in accordance with FAS 123R and EITF Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”

In 2006, we accounted for options granted to our employees and directors under the fair value method of accounting using the Black-Scholes valuation model to measure stock option expense at the date of grant. All stock option grants have an exercise price equal to the fair market value of Genzyme Stock on the date of grant and generally have a 10-year term and vest in increments, generally over four years from the date of grant, although we may grant options with different vesting terms from time to time. Upon termination of employment other than by death, disability or change of control, unvested options are cancelled, and any unexercised vested options will expire three months after the employee’s termination date. When a director leaves the board, unvested options are cancelled and any unexercised vested options will expire at the end of their term. Excluding our directors who are not employees, when an employee meets a retirement eligibility age of 60 with at least five years of service, upon termination (except for cause) the employee’s options automatically become fully vested and will expire three years after the employee’s termination date or on the original expiration date set at the time the options were granted, whichever is earlier. We recognize stock-based compensation expense for each grant on a straight-line basis over the employee’s or director’s requisite service period, generally the vesting period of the award. Additionally, stock-based compensation expense related to stock options includes an estimate for pre-vesting forfeitures. Effective January 1, 2006, in connection with our adoption of FAS 123R, we now recognize stock-based compensation expense immediately for awards granted to retirement eligible employees or over the period from the grant date to the date retirement eligibility is achieved, if that is expected to occur during the nominal vesting period. For stock-based compensation expense recognition purposes only, grants to retirement eligible employees prior to January 1, 2006 are not subject to accelerated vesting and expense is recognized over the nominal vesting period.

ESPP

Our 1999 ESPP allows employees to purchase our stock at a discount. Under this plan, the purchase price per share of Genzyme Stock is 85% of the lower of the fair market value of Genzyme Stock at the beginning of an enrollment period or on the purchase date. Employees working at least 20 hours per week may elect to participate in our ESPP during specified open enrollment periods, which occur twice each year shortly before the start of each new enrollment period. New enrollment periods begin on the first trading day of January and July and each enrollment period lasts two years. Employee contributions for each enrollment period are automatically used to purchase stock on behalf of each participating employee on eight pre-determined purchase dates during the two-year enrollment period, which occur once every three months, in January, April, July and October. We place limitations on the total number of shares of stock that employees can purchase under the plan in a given year. As of December 31, 2006, 5,829,391 shares of Genzyme Stock were authorized for purchase under the ESPP, of which 813,725 remain available.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE M.   STOCKHOLDERS’ EQUITY (Continued)

Adoption of FAS 123R

As a result of adopting FAS 123R, for the year ended December 31, 2006, we recorded pre-tax stock-based compensation expense, net of estimated forfeitures, which were allocated based on the functional cost center of each employee as follows (amounts in thousands, except per share amount):

For the Year Ended December 31, 2006
Pre-tax stock-based compensation expense, net of estimated forfeitures (1):
Cost of products and services sold (2)	$(21,430)
Selling, general and administrative	(121,822)
Research and development	(65,248)
Total	(208,500)
Less: tax benefit of stock options	66,331
Stock-based compensation expense, net of tax	$(142,169)
Per basic and diluted share	$(0.54)

(1)          In addition, we capitalized $15.1 million of stock-based compensation expense to inventory, all of which is attributable to participating employees that support our manufacturing operations.

(2)          We amortize stock-based compensation expense capitalized to inventory based on inventory turns. For the year ended December 31, 2006, pre-tax stock-based compensation expense, net of estimated forfeitures, charged to cost of products and services sold includes the amortization of $8.3 million of pre-tax stock-based compensation expense previously capitalized to inventory in the first and second quarters of 2006.

At December 31, 2006, there was $269.3 million of pre-tax stock-based compensation expense, net of estimated forfeitures, related to unvested awards not yet recognized which is expected to be recognized over a weighted average period of 2.4 years.

Pro Forma Information for the Period Prior to Adoption of FAS 123R

Prior to the adoption of FAS 123R, we accounted for stock options granted to employees in accordance with APB 25 and provided the disclosures required under FAS 123 only in the notes to our financial statements. As a result, no stock-based compensation expense related to our ESPP or stock options was reflected in our net income for the years ended December 31, 2005 and 2004 since all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE M.   STOCKHOLDERS’ EQUITY (Continued)

The following table sets forth our historical disclosure of pro forma net income (loss) and net income (loss) per share data for the years ended December 31, 2005 and 2004, as if compensation expense for our stock-based compensation plans was determined in accordance with FAS 123 based on the individual grant date fair value of the awards (amounts in thousands, except per share amounts):

	For the Years Ended December 31,
	2005	2004
Net income (loss) (1):
As reported	$441,489	$86,527
Add: employee stock-based compensation included in as reported, net of tax	280	6
Deduct: pro forma employee stock-based compensation expense, net of tax	(112,808)	(94,078)
Pro forma	$328,961	$(7,545)
Net income (loss) per share:
Basic:
As reported	$1.73	$0.38
Pro forma	$1.29	$(0.03)
Diluted:
As reported	$1.65	$0.37
Pro forma	$1.24	$(0.03)

(1)          Under FAS 123 we did not capitalize any stock-based compensation expenses to inventory.

Valuation Assumptions for Stock Option Plans and ESPP

The employee stock-based compensation expense recognized under FAS 123R and presented in the pro forma disclosure required under FAS 123 was determined using the Black-Scholes option valuation model. Option valuation models require the input of subjective assumptions and these assumptions can vary over time. The weighted average assumptions used are as follows:

	For the Years Ended December 31,
	2006	2005	2004
Risk-free interest rate	5%	4%	3%
Dividend yield	0%	0%	0%
Expected option life (in years)—directors	7	5	5
Expected option life (in years)—officers	6	5	5
Expected option life (in years)—all other employees	4	5	5
Volatility-stock options	39%	46%	54%
Volatility-ESPP	27%	28%	54%

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE M.   STOCKHOLDERS’ EQUITY (Continued)

The risk-free interest rate is based on the U.S. Treasury yield curve in effect on the date of grant. The dividend yield percentage is zero because we do not currently pay dividends nor intend to do so during the expected option life. We used historical data from exercises of our stock options and other factors to estimate the expected option life (in years), or term, of the share-based payments granted. We determined the volatility rate for our stock options based on the expected term of the equity award granted. We determine separate volatility rates for each enrollment under our ESPP based on the period from the commencement date of each enrollment to each applicable purchase date. Stock option expense in future periods will be based upon the Black-Scholes values determined at the date of each grant or the date of each purchase under our ESPP.

Stock Option Plan Activity

The following tables contain information regarding stock option activity for the years ended December 31, 2004, 2005 and 2006:

	Shares Under Option	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2003	30,733,628	$37.95	17,779,047
Granted (1)	9,051,690	43.66
Exercised	(4,663,495)	25.41
Forfeited and cancelled	(977,102)	55.99
Outstanding at December 31, 2004	34,144,721	40.66	20,616,197
Granted	8,213,024	63.08
Exercised	(9,283,230)	33.89
Forfeited and cancelled	(729,198)	61.81
Outstanding at December 31, 2005	32,345,317	47.71	17,842,706
Granted	7,821,546	59.16
Exercised	(2,976,739)	39.57
Forfeited and cancelled	(866,861)	63.32
Outstanding at December 31, 2006	36,323,263	$50.48	21,903,140	6.83	$460,604,912

(1)          Includes 1,736,655 options assumed in connection with our acquisition of ILEX Oncology in December 2004.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE M.   STOCKHOLDERS’ EQUITY (Continued)

The following table contains information regarding the range of option prices for Genzyme Stock as of December 31, 2006:

		Weighted
		Average		Exercisable
	Number	Remaining	Weighted	Number	Weighted
Range Of	Outstanding	Contractual	Average	Exercisable	Average
Exercise Prices	as of 12/31/06	Life	Exercise Price	as of 12/31/06	Exercise Price
$1.75 - $29.44	3,749,322	2.50	$24.09	3,749,080	$24.09
$29.49 - $41.86	3,385,865	5.37	$33.03	3,308,587	$32.95
$41.97 - $43.90	5,148,085	7.33	$43.87	2,797,967	$43.85
$43.91 - $46.24	4,646,510	6.39	$46.19	3,519,469	$46.19
$46.25 - $53.47	3,892,078	4.70	$52.32	3,717,543	$52.49
$53.57 - $56.42	380,924	7.25	$55.42	205,284	$55.25
$56.48 - $58.50	6,974,795	9.31	$58.47	1,293,076	$58.43
$58.62 - $62.24	364,631	8.48	$59.97	95,269	$59.82
$62.28 - $62.98	6,539,836	8.37	$62.97	2,712,690	$62.97
$63.05 - $2,356.12	1,241,217	7.37	$100.41	504,175	$142.84
$1.75 - $2,356.12	36,323,263	6.83	$50.48	21,903,140	$46.35

The following table contains information regarding the pre-tax intrinsic value of our stock options, the estimated fair value of shares vested and the weighted average grant date fair value per share of stock granted under our stock option plans for the periods presented (amounts in thousands, except per share amounts):

	For the Years Ended December 31,
	2006	2005	2004
Pre-tax intrinsic value of options exercised	$81,928	$296,949	$128,214
Weighted average grant date fair value per share of stock granted under our stock option plans	$25.01	$29.73	$21.92

For the year ended December 31, 2006, we:

•       received a total of $158.3 million of cash proceeds and recognized $27.5 million of tax deductions from the issuance of stock under our stock option plans and ESPP; and

•       classified $7.1 million of excess tax benefits from stock-based compensation as a financing cash inflow in our consolidated statements of cash flows.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE M.   STOCKHOLDERS’ EQUITY (Continued)

ESPP Activity

The following table contains information regarding our ESPP activity for the years ended December 31, 2004, 2005 and 2006:

Shares available and issued:
Available for purchase as of December 31, 2003	1,353,617
Additional shares authorized	1,500,000
Shares purchased by employees	(1,288,424)
Available for purchase as of December 31, 2004	1,565,193
Additional shares authorized	1,000,000
Shares purchased by employees	(852,712)
Available for purchase as of December 31, 2005	1,712,481
Shares purchased by employees	(898,756)
Available for purchase as of December 31, 2006	813,725

Notes Receivable from Stockholders

In connection with our acquisition of Biomatrix, we assumed notes receivable from certain former employees, directors and consultants of Biomatrix. The notes are full-recourse promissory notes that accrue interest at rates ranging from 5.30% to 7.18% and mature at various dates from May 2007 through September 2009, at which point the outstanding principal and accrued interest for each note will become payable. As of December 31, 2006, there is a total of $15.1 million of outstanding principal and accrued interest for these notes, which we recorded in stockholders’ equity because the notes were originally received in exchange for the issuance of stock.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE N.   COMMITMENTS AND CONTINGENCIES

Legal Proceedings

We periodically become subject to legal proceedings and claims arising in connection with our business.

Four lawsuits have been filed against us regarding the exchange of all of the outstanding shares of Biosurgery Stock for shares of Genzyme Stock in connection with the elimination of our tracking stocks in July 2003. Each of the lawsuits is a purported class action on behalf of holders of Biosurgery Stock. The first case, filed in Massachusetts Superior Court in May 2003, alleged a breach of the implied covenant of good faith and fair dealing in our charter and a breach of our board of directors’ fiduciary duties. The plaintiff in this case sought an injunction to adjust the exchange ratio for the tracking stock exchange. The Court dismissed the complaint in its entirety in November 2003. Upon appeal, the Massachusetts Appeals Court upheld the dismissal by the Superior Court of the fiduciary duty claim, but reversed the earlier decision to dismiss the implied covenant claim. The Massachusetts Supreme Judicial Court (SJC) has granted our petition for further appellate review of the Appeals Court decision reversing the dismissal of the implied covenant claim. The SJC heard oral arguments on December 4, 2006. A ruling on the appeal is anticipated in the first half of 2007. Two substantially similar cases were filed in Massachusetts Superior Court in August and October 2003. These cases were consolidated in January 2004, and in July 2004, the consolidated case was stayed pending disposition of a fourth case, which was filed in the U.S. District Court for the Southern District of New York in June 2003. The complaint initially alleged violations of federal securities laws, common law fraud, and a breach of the merger agreement with Biomatrix, in addition to the state law claims contained in the other cases. The plaintiffs initially sought an adjustment to the exchange ratio, the rescission of the acquisition of Biomatrix, and unspecified compensatory damages. In December 2005, the plaintiffs in this case filed an amended complaint in which they dropped all of the claims alleged in the initial complaint relating to the initial issuance of Biosurgery Stock and the acquisition of Biomatrix, and narrowed the putative class to include only those individuals who held Biosurgery Stock on May 8, 2003. We filed a motion to dismiss the amended complaint and to oppose the class certification. The Court denied our motion to dismiss the amended complaint and certified this case as a class action on behalf of all shareholders who held Biosurgery Stock on May 8, 2003. We filed a petition asking the U.S. Court of Appeals for the Second Circuit to review the class certification decision, which has been denied. Discovery in this action is currently ongoing. We believe each of these cases is without merit and continue to defend against them vigorously.

On March 27, 2003, the Office of Fair Trading, or OFT, in the United Kingdom issued a decision against our wholly-owned subsidiary, Genzyme Limited, finding that Genzyme Limited held a dominant position and abused that dominant position with no objective justification by pricing Cerezyme in a way that excludes other delivery/homecare service providers from the market for the supply of home delivery and homecare services to Gaucher patients being treated with Cerezyme. In conjunction with this decision, the OFT imposed a fine on Genzyme Limited and required modification to its list price for Cerezyme in the United Kingdom. Genzyme Limited appealed this decision to the Competition Appeal Tribunal. On May 6, 2003, the Tribunal issued an order that stayed the OFT’s decision, but required Genzyme Limited to provide a homecare distributor a discount of 3% per unit during the appeal process. The Tribunal issued its judgment on Genzyme Limited’s appeal on March 11, 2004, rejecting portions of the OFT’s decision and upholding others. The Tribunal found that the list price of Cerezyme should not be reduced, but that Genzyme Limited must negotiate a price for Cerezyme that will allow homecare distributors an appropriate margin. The Tribunal also reduced the fine imposed by the OFT. In response to the

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE N.   COMMITMENTS AND CONTINGENCIES (Continued)

Tribunal’s decision, we recorded an initial liability of approximately $11 million in our 2003 financial statements and additional liabilities totaling approximately $1 million during 2004 and 2005, of which approximately $6 million were paid in 2005. Genzyme Limited and the OFT were unable to negotiate a price for Cerezyme for homecare distributors and, as a result, on September 29, 2005, the Tribunal issued a ruling establishing the discount to be provided by Genzyme Limited to homecare distributors at 7.2%, which approximates the figure used to calculate the initial liability of approximately $11 million we recorded in 2003, and the additional liabilities totaling approximately $1 million we recorded in 2004 and 2005. Genzyme Limited decided not to appeal this decision. Arising out of the OFT decision, on April 5, 2006, Genzyme Limited received a damage claim from Genzyme Limited’s former distributor, Healthcare at Home. In the fourth quarter of 2006, Genzyme Limited paid Healthcare at Home approximately $14 million, inclusive of interest and legal costs in full and final settlement of all claims, of which approximately $6 million had been previously accrued for and approximately $8 million was recorded as a charge to SG&A in our consolidated statements of operations in December 2006.

We are not able to predict the outcome of the pending legal proceeding listed here, or other legal proceedings, to which we may become subject in the normal course of business or estimate the amount or range of any reasonably possible loss we might incur if we do not prevail in the final, non-appealable determinations of such matters. Therefore, we have no current accruals for these potential contingencies. We cannot provide you with assurance that the legal proceedings listed here, or other legal proceedings, will not have a material adverse impact on our financial condition or results of operations.

NOTE O.   INCOME TAXES

Our income (loss) before income taxes and the related income tax provision (benefit) are as follows:

	For the Years Ended December 31,
	2006	2005	2004
	(Amounts in thousands)
Domestic	$4,158	$558,434	$103,470
Foreign	(56,836)	70,485	124,226
Total	$(52,678)	$628,919	$227,696
Currently payable:
Federal	$119,037	$105,542	$51,742
State	27,194	33,804	11,769
Foreign	97,684	32,784	32,611
Total	243,915	172,130	96,122
Deferred:
Federal	(219,383)	32,591	44,423
State	(29,048)	(19,282)	(2,255)
Foreign	(31,365)	1,991	2,879
Total	(279,796)	15,300	45,047
Provision for (benefit from) income taxes	$(35,881)	$187,430	$141,169

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE O.   INCOME TAXES (Continued)

Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	For the Years Ended December 31,
	2006	2005	2004
Tax provision at U.S. statutory rate	(35.0)%	35.0%	35.0%
State taxes, net	(1.7)	1.6	2.8
Export sales benefits	(37.2)	(2.8)	(7.1)
Domestic manufacturing deduction	(15.5)	(1.2)	—
Tax credits	(30.5)	(4.1)	(4.7)
Foreign rate differential	76.0	0.1	(4.4)
Charges for IPR&D	—	1.2	39.1
Stock compensation	15.8	—	—
Goodwill impairment	19.6	—	—
Audit settlements	(62.9)	—	—
Other	3.3	—	1.3
Effective tax rate	(68.1)%	29.8%	62.0%

Our effective tax rate for all periods varies from the U.S. statutory tax rate as a result of:

•       our provision for state income taxes;

•       the tax benefits from export sales;

•       the tax benefits from domestic production activities;

•       benefits related to tax credits, primarily orphan drug credits; and

•       income and expenses taxed at rates other than the U.S. statutory tax rate.

Our effective tax rate for 2006 was also impacted by:

•       the deductible charge for IPR&D of $552.9 million recorded in November 2006 in connection with our acquisition of AnorMED, of which $195.7 million was taxed at rates other than the U.S. statutory tax rate;

•       $33.2 million of non-deductible stock compensation expenses;

•       a charge for impaired goodwill of $219.2 million recorded in September 2006, of which $29.5 million was not deductible for tax purposes; and

•       the settlement of the 1996 to 1999 IRS audit and various state and foreign income tax audits. We recorded a $33.2 million tax benefit to our income tax provision primarily related to export sales benefits, tax credits and deductible intangibles from a prior period acquisition. In conjunction with those settlements, we reduced our tax reserves by approximately $13.1 million and recorded current and deferred tax benefits for the remaining portion of the settlement amounts.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE O.   INCOME TAXES (Continued)

Our effective tax rates for 2005 and 2004 were also impacted by non-deductible charges for IPR&D of:

•       $22.2 million in 2005, of which $9.5 million was recorded in the first quarter of 2005 in connection with our acquisition of Verigen and $12.7 million was recorded in the third quarter of 2005 related to our acquisition of Bone Care; and

•       $254.5 million in 2004, all of which was recorded in December 2004 in connection with our acquisition of ILEX Oncology.

In addition, our overall tax rate has changed significantly due to fluctuations in our income (loss) before taxes, which was $(52.7) million in 2006, $628.9 million in 2005 and $227.7 million in 2004.

We record liabilities for income tax contingencies based on our best estimate of the underlying exposures. We are currently under IRS audits for tax years 2002 to 2003, 2004 to 2005, and in certain state and foreign jurisdictions. We believe that we have provided sufficiently for all audit exposures and assessments. Settlement of these audits or the expiration of the statute of limitations on the assessment of income taxes for any tax year may result in an increase or reduction of future tax provisions. Any such tax or tax benefit would be recorded upon final resolution of the audits or expiration of the applicable statute of limitations.

The components of net deferred tax assets (liabilities) are described in the following table:

	December 31,
	2006	2005
	(Amounts in thousands)
Deferred tax assets:
Net operating loss carryforwards	$22,772	$94,774
Tax credits	14,770	12,665
Realized and unrealized capital losses	—	4,984
Inventory	76,004	68,717
Depreciable assets	10,154	1,600
Stock compensation	65,459	—
Reserves, accruals and other	43,759	36,595
Total deferred tax assets	232,918	219,335
Deferred tax liabilities:
Realized and unrealized capital gains	(914)	—
Intangible assets	(105,988)	(384,504)
Net deferred tax assets (liabilities)	$126,016	$(165,169)

Our ability to realize the benefit of net deferred tax assets is dependent on our generating sufficient taxable income and tax credit carryforwards expire. While it is not assured, we believe that it is more likely than not that we will be able to realize all of our net deferred tax assets. The amount we can realize, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE O.   INCOME TAXES (Continued)

At December 31, 2006, we had, for U.S. income tax purposes, net operating loss carryforwards of $6.4 million and tax credit carryforwards of $23.4 million. Our net operating loss carryforwards expire between 2011 and 2020 and the tax credits begin expiring after 2017. Ownership changes, as defined under the Internal Revenue Code, may limit the amount of net operating loss carryforwards which may be utilized annually to offset future taxable income. For foreign purposes, we had net operating loss carryforwards of $104.1 million as of December 31, 2006, which begin expiring after 2013.

NOTE P.   BENEFIT PLANS

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

The 401(k) Plan was established effective January 1, 1988 to provide a long-range program of systematic savings for eligible employees. Employees of Genzyme Corporation as well as our wholly-owned subsidiaries in the United States are eligible to participate in the 401(k) Plan, including employees of the former Deknatel Snowden Pencer, Inc., which we acquired in 1996, who also participate in the GSP Plan, employees of the former Biomatrix, which we acquired in December 2000, who also participate in the Biomatrix Plan and employees of the former SangStat, which we acquired in 2003, who also participate in the SangStat Plan. For 2006, eligible employees could elect, through salary reduction agreements, to have up to 18% or a maximum of $15,000 of their eligible compensation contributed on a pre-tax basis to the 401(k) Plan. We made bi-weekly matching contributions to the 401(k) Plan equal to:

•       100% of the elective contributions made to the 401(k) Plan by each participant to the extent that such elective contributions do not exceed 4% of the participant’s eligible compensation for such pay period; and

•       50% of the amount of elective contributions made to the 401(k) Plan by the participant to the extent such elective contributions exceed 4% but do not exceed 6% of the participant’s eligible compensation for such pay period.

SG&A includes the following charges related to the 401(k) Plan, representing our matching contributions incurred in each year:

•       $23.9 million in 2006;

•       $16.0 million in 2005; and

•       $13.7 million in 2004.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE P.   BENEFIT PLANS (Continued)

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

In September 2003, in connection with the acquisition of SangStat, we terminated the SangStat Plan. In November 2004, we received approval for the termination from the IRS, at which time all participants in the SangStat Plan became fully vested in their account balances and had the option of receiving a distribution, less applicable taxes and penalties, or transferring their balance to another qualified fund. As of December 31, 2006, the SangStat Plan had not been fully liquidated.

Defined Benefit Plans

We have defined benefit pension plans for certain employees in countries outside the U.S. and a defined benefit post-retirement plan for one of our U.S. subsidiaries, which has been frozen since 1995 and is not significant. These plans are funded in accordance with requirements of the appropriate regulatory bodies governing each plan.

The following table sets forth the funded status and the amounts recognized for our defined benefit pension plans outside the U.S. (amounts in thousands):

	December 31,
	2006	2005
Change in benefit obligation:
Projected benefit obligation, beginning of year	$64,785	$53,889
Service cost	4,751	2,983
Interest cost	3,487	2,761
Plan participants’ contributions	1,417	1,209
Actuarial loss	12,037	11,707
Foreign currency exchange rate changes	10,265	(6,477)
Benefits paid	(1,357)	(1,287)
Projected benefit obligation, end of year	$95,385	$64,785
Change in plan assets:
Fair value of plan assets, beginning of year	$46,752	$40,573
Return on plan assets	6,269	8,148
Employer contribution	3,302	2,659
Plan participants’ contributions	1,416	1,209
Foreign currency exchange rate changes	7,097	(4,667)
Benefits paid	(1,233)	(1,170)
Fair value of plan assets, end of year	$63,603	$46,752
Funded status at end of year	$(31,782)	$(18,033)

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE P.   BENEFIT PLANS (Continued)

Amounts recognized in our consolidated balance sheets consist of (amounts in thousands):

	December 31,
	2006	2005
Noncurrent assets	$—	$7,809
Accrued expenses	(1,297)	—
Other noncurrent liabilities	(30,485)	(10,265)
Net amount recognized	$(31,782)	$(2,456)

The incremental effect of applying FAS 158 on individual line items in our consolidated balance sheets as of December 31, 2006, was as follows (amounts in thousands):

	December 31, 2006
	Before Application of FAS 158	FAS 158 Adjustments	After Application of FAS 158
Accrued expenses	$476,145	$1,297	$477,442
Deferred tax liabilities	14,730	(3,821)	10,909
Other noncurrent liabilities	40,332	11,319	51,651
Total liabilities	1,521,682	8,795	1,530,477
Accumulated other comprehensive income	263,000	(8,795)	254,205
Total stockholders’ equity	5,669,506	(8,795)	5,660,711
Total liabilities and stockholders’ equity	$7,191,188	—	$7,191,188

Amounts recognized in other comprehensive income (loss) consist of (amounts in thousands):

	December 31,
	2006	2005
Additional minimum pension liability, net of tax	$(8,564)	$(4,627)

The weighted average assumptions used in determining related obligations of pension benefit plans are shown below:

	December 31,
	2006	2005
Weighted average assumptions:
Discount rate	5.07%	4.74%
Rate of compensation increase	4.42%	3.94%

For the year ended December 31, 2006, the discount rate used to determine the benefit obligations for our plans was based on highly rated long-term bond indices and yield curves that match the duration of each plan’s benefit obligations. The bond indices and yield curve analyses include only bonds rated Aa or higher from reputable rating agencies. The discount rate represents the average of the discount rates for each plan weighted by plan liabilities as of December 31, 2006. The discount rate reflects the rate at which the pension benefits could be effectively settled.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE P.   BENEFIT PLANS (Continued)

The weighted average assumptions used to determine the net pension expense are shown below:

	December 31,
	2006	2005	2004
Weighted average assumptions:
Discount rate	4.73%	5.23%	5.56%
Rate of return on assets	7.47%	7.32%	7.09%
Rate of compensation increase	3.93%	3.92%	3.89%

The components of net pension expense are as follows (amounts in thousands):

	December 31,
	2006	2005	2004
Service cost	$4,751	$2,983	$2,477
Interest cost	3,488	2,761	2,316
Expected return on plan assets	(6,269)	(8,149)	(3,010)
Amortization and deferral of actuarial loss	3,334	5,793	876
Net pension expense	$5,304	$3,388	$2,659

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows (amounts in thousands):

	December 31,
	2006	2005
Projected benefit obligation	$95,385	$64,785
Accumulated benefit obligation	82,762	56,715
Fair value of plan assets	63,603	46,752

At December 31, 2006 and 2005, plan assets for our foreign defined pension benefit plans consist primarily of the assets of our U.K. Pension Plan. Defined pension benefit plan assets for our other foreign subsidiaries as of December 31, 2006 and 2005 were not significant.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE P.   BENEFIT PLANS (Continued)

The investment objective of our U.K. Pension Plan is to maximize the overall return from investment income and capital appreciation without resorting to a high risk investment strategy. The plan has no employer-related investments. Our U.K. Pension Plan retains professional investment managers that invest plan assets primarily in equity securities, bonds, property, and cash and other investments, which is consistent with the plan’s liability profile. The weighted average asset allocations for our U.K. Pension Plan are as follows:

	December 31,
	2006	2005
U.K. equity securities	55%	55%
Other overseas equity securities	27	25
Bonds	8	11
Real estate	6	5
Other	4	4
Total	100%	100%

The assumption made for the expected return on assets is based on the benchmark allocation strategy for our U.K. Pension Plan. Returns for individual asset categories are derived from market yields at the effective date, together with, in the case of equity-type assets, allowance for the additional future return expected from such assets compared to fixed interest investments.

Contributions

We expect to contribute approximately $4 million to our U.K. Pension Plan in 2007.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE P.   BENEFIT PLANS (Continued)

Estimated Future Benefit Payments

We expect to pay the following benefit payments for our defined pension benefit plans outside the United States, which reflect expected future service, as appropriate (amounts in thousands):

Estimated Future Benefit Payments
2007	$1,284
2008	1,265
2009	1,496
2010	1,449
2011	1,588
2012-2016	11,283

NOTE Q.   SEGMENT INFORMATION

In accordance with FAS 131, “Disclosures about Segments of an Enterprise and Related Information,” we present segment information in a manner consistent with the method we use to report this information to our management. Applying FAS 131, we have five reporting segments as described in Note A., under the heading “Summary of Significant Accounting Policies—Business,” to these financial statements. As described in Note A., above, effective January 1, 2006, as a result of changes in how we review our business, certain general and administrative expenses, as well as research and development expenses related to our preclinical development programs, which were formerly allocated amongst our reporting segments and Other, are now allocated to Corporate. Additionally, our diagnostic products business unit, which was formerly reported combined with our Genetics business unit under the caption “Diagnostics/Genetics,” is now included under the caption “Other.” We have revised our 2005 and 2004 segment presentations to conform to our 2006 presentation.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE Q.   SEGMENT INFORMATION (Continued)

We have provided information concerning the operations of these reportable segments in the following tables (amounts in thousands):

	For the Years Ended December 31,
	2006	2005	2004
Revenues:
Renal (1)	$608,479	$452,000	$363,720
Therapeutics (1)	1,520,713	1,322,034	1,114,919
Transplant (1,2)	155,966	145,912	151,363
Biosurgery (1)	387,569	353,176	209,516
Genetics (1)	240,857	222,328	188,166
Other (1)	273,056	237,673	170,492
Corporate (1)	373	1,719	2,969
Total	$3,187,013	$2,734,842	$2,201,145
Depreciation and amortization expense:
Renal (1)	$94,809	$66,626	$28,547
Therapeutics (1)	19,112	14,602	12,394
Transplant (1)	24,709	30,199	36,199
Biosurgery (1)	73,788	69,200	32,785
Genetics (1)	20,287	15,879	12,515
Other (1)	36,813	34,563	13,212
Corporate (1)	61,871	53,551	69,462
Total	$331,389	$284,620	$205,114
Equity in income (loss) of equity method investments:
Renal	$—	$—	$—
Therapeutics	18,508	7,076	(9,853)
Transplant	—	(893)	(1,486)
Biosurgery	—	—	—
Genetics	—	—	—
Other	(1,814)	(3,988)	(2,485)
Corporate (3)	(989)	(2,044)	(1,800)
Total	$15,705	$151	$(15,624)
Income (loss) before income taxes:
Renal (1)	$175,486	$102,739	$131,849
Therapeutics (1)	1,015,375	820,921	680,328
Transplant (1)	(542,789)	15,495	(27,093)
Biosurgery (1)	40,734	35,468	19,515
Genetics (1,3,4)	(227,796)	(3,039)	(3,690)
Other (1)	(40,148)	(50,068)	(260,809)
Corporate (1,5)	(473,540)	(292,597)	(312,404)
Total	$(52,678)	$628,919	$227,696

(1)          The results of operations of acquired companies and assets and the amortization expense related to acquired intangible assets are included in segment results beginning on the date of acquisition.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE Q.   SEGMENT INFORMATION (Continued)

Charges for IPR&D related to these acquisitions are included in segment results in the year of acquisition. Acquisitions completed since January 1, 2004 are:

Acquisition	Date Acquired	Business Segment(s)	IPR&D Charge
AnorMED	November 7, 2006	Transplant	$552.9 million
Hernia repair assets of Surgi.B	March 29, 2006	Biosurgery	None
Gene therapy assets of Avigen	December 19, 2005	Therapeutics	$7.0 million
Equal Diagnostics	July 15, 2005	Other	None
Bone Care	July 1, 2005	Renal/Corporate	$12.7 million
Verigen	February 8, 2005	Biosurgery/Corporate	$9.5 million
Synvisc sales and marketing rights from Wyeth	January 6, 2005	Biosurgery	None
ILEX Oncology	December 20, 2004	Other	$254.5 million
Pathology/oncology testing assets of IMPATH	May 1, 2004	Genetics	None
Alfigen	February 21, 2004	Genetics	None

(2)          Transplant revenue for 2005 includes $9.0 million of previously deferred license revenue related to an upfront license fee received from PGP.

(3)          In all periods presented, represents our portion of the losses of Peptimmune, an equity method investment, effective April 1, 2003.

(4)          Loss before income taxes for Genetics for 2006 includes a $219.2 million charge for impaired goodwill recorded in September 2006. In the third quarter of 2006, in connection with our required annual test of goodwill for potential impairment, we determined that the goodwill assigned to our Genetics business unit was impaired.

(5)          Loss before income taxes for Corporate includes our corporate, general and administrative and corporate science activities, all of the stock-based compensation expenses we recorded as a result of our adoption of FAS 123R, as well as, interest income, interest expense and other income and expense items that we do not specifically allocate to a particular reporting segment.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE Q.   SEGMENT INFORMATION (Continued)

Segment Assets

We provide information concerning the assets of our reportable segments in the following table (amounts in thousands):

	December 31,
	2006	2005	2004
Segment Assets (1):
Renal (2)	$1,380,003	$1,344,117	$616,979
Therapeutics	1,094,520	972,504	949,168
Transplant (3)	410,436	369,366	408,090
Biosurgery (4)	477,334	456,634	294,715
Genetics (5)	133,839	364,469	363,935
Other (6,7)	851,343	839,055	898,287
Corporate (2,3,5,7)	2,843,713	2,532,720	2,538,247
Total	$7,191,188	$6,878,865	$6,069,421

(1)          Assets for our five reporting segments and Other include primarily accounts receivable, inventory and certain fixed and intangible assets, including goodwill.

(2)          In July 2005, we acquired Bone Care for net consideration paid of $604.3 million. Total assets for this acquisition as of July 1, 2005 include (amounts in millions):

	Amount	Business Segment
Cash and marketable securities	$108.0	Corporate
Accounts receivable	10.5	Renal
Inventory	17.5	Renal
Property, plant and equipment	2.9	Renal
Goodwill	228.8	Renal
Other intangible assets	504.2	Renal
Other assets	45.0	Renal
Total	$916.9

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE Q.   SEGMENT INFORMATION (Continued)

(3)          In November 2006, we acquired AnorMED for net consideration of $569.0 million. Total assets for AnorMED as of November 7, 2006, the date of acquisition, include (amounts in millions):

	Amount	Business Segment
Cash and cash equivalents	$20.2	Corporate
Deferred tax assets-current	2.5	Corporate
Other current assets	6.3	Transplant
Property, plant and equipment	2.8	Transplant
Goodwill	29.1	Transplant
Other intangible assets	3.5	Transplant
Other assets	0.8	Transplant
Total	$65.2

(4)          In January 2005, we consummated an arrangement with Wyeth under which we reacquired the sales and marketing rights to Synvisc in in the United States, as well as Germany, Poland, Greece, Portugal and the Czech Republic. In exchange for the sales and marketing rights, we paid initial payments totaling $121.0 million in cash to Wyeth and otherwise incurred $0.3 million of acquisition costs. We have also accrued contingent royalty payments to Wyeth totaling $118.3 million, of which $110.0 million had been paid as of December 31, 2006. Distribution rights (a component of other intangible assets, net) in our consolidated balance sheet as of December 31, 2006 include a total of $239.6 million for the initial and contingent royalty payments (made or accrued) as of that date.

(5)          In February 2004, we acquired substantially all of the assets of Alfigen for net consideration of $47.5 million. In May 2004, we acquired substantially all of the pathology/oncology testing assets of IMPATH for net consideration of $215.3 million. Total assets for these acquisitions as of their dates of acquisition include (amounts in millions):

	Alfigen	IMPATH	Total	Business Segment
Accounts receivable	$—	$14.5	$14.5	Genetics/Other
Inventories	—	2.0	2.0	Genetics/Other
Property, plant and equipment	1.2	15.0	16.2	Genetics/Other
Goodwill	33.2	157.5	190.7	Genetics/Other
Other intangible assets	13.0	34.8	47.8	Genetics/Other
Other assets	0.1	4.0	4.1	Genetics/Other
Total	$47.5	$227.8	$275.3

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE Q.   SEGMENT INFORMATION (Continued)

(6)          In July 2005, we acquired Equal Diagnostics for net consideration of $13.3 million. Total assets for this acquisition as of the date of acquisition include (amounts in millions):

	Amount	Business Segment
Cash and cash equivalents	$0.5	Other
Accounts receivable	1.5	Other
Inventories	1.5	Other
Property, plant and equipment	0.1	Other
Goodwill	5.3	Other
Other intangible assets	4.9	Other
Other assets	0.1	Other
Total	$13.9

(7)          Includes the assets related to our corporate, general and administrative operations, and corporate science activities that we do not allocate to a particular segment, including cash, cash equivalents, short- and long-term investments, net property, plant and equipment and deferred tax assets.

Segment assets for Corporate consist of the following (amounts in thousands):

	December 31,
	2006	2005	2004
Cash, cash equivalents, short- and long-term investments	$1,285,604	$1,089,102	$1,081,749
Deferred tax assets-current	136,925	170,443	160,438
Property, plant & equipment, net	1,036,182	826,221	838,516
Investments in equity securities	66,563	135,930	150,253
Other	318,439	311,024	307,291
Total	$2,843,713	$2,532,720	$2,538,247

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE Q.   SEGMENT INFORMATION (Continued)

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

	For the Years Ended December 31,
	2006	2005	2004
Revenues:
United States	$1,728,497	$1,517,000	$1,208,184
Europe	990,745	858,913	723,102
Other	467,771	358,929	269,859
Total	$3,187,013	$2,734,842	$2,201,145

	December 31,
	2006	2005	2004
Long-lived assets:
United States	$928,547	$915,107	$768,540
Europe	801,767	611,657	621,951
Other	7,014	5,444	4,780
Total	$1,737,328	$1,532,208	$1,395,271

Our results of operations are highly dependent on sales of Cerezyme. Sales of this product represented approximately 35% of our product revenue in 2006, approximately 38% of our product revenue in 2005 and approximately 42% of our product revenue in 2004. We manufacture Cerezyme at a single manufacturing facility in Allston, Massachusetts. We sell this product directly to physicians, hospitals and treatment centers as well as through an unaffiliated distributor. Distributor sales of Cerezyme represented 21% of Cerezyme revenue in 2006, 23% in 2005 and 25% in 2004. We believe that our credit risk associated with trade receivables is mitigated as a result of the fact that this product is sold to a large number of customers over a broad geographic area.

Sales of Renagel, including sales of bulk sevelamer, represented 18% of our product revenue in 2006, 17% of our product revenue in 2005 and 18% of our product revenue in 2004. A substantial majority of the sales of Renagel are to wholesale distributors.

GENZYME CORPORATION AND SUBSIDIARIES
Notes To Consolidated Financial Statements (Continued)

NOTE R.   QUARTERLY RESULTS

	1st Quarter 2006	2nd Quarter 2006	3rd Quarter 2006	4th Quarter 2006
	(Amounts in thousands, except per share amounts)
Total revenues	$730,842	$793,356	$808,574	$854,241
Operating income (loss)(1)	128,208	112,719	(47,882)	(383,554)
Net income (loss)(1)	100,974	134,497	15,966	(268,234)
Net income (loss) per share:
Basic	$0.39	$0.52	$0.06	$(1.02)
Diluted	$0.37	$0.49	$0.06	$(1.02)

	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005
	(Amounts in thousands, except per share amounts)
Total revenues	$629,949	$668,139	$708,063	$728,691
Operating income (2)	136,586	164,673	161,806	137,797
Net income (2)	95,558	123,631	115,654	106,646
Net income per share:
Basic	$0.38	$0.49	$0.45	$0.41
Diluted	$0.36	$0.46	$0.43	$0.39

(1)          For the three months ended December 31, 2006, includes: a $552.9 million pre-tax charge for IPR&D ($404.3 million after tax) related to our acquisition of AnorMED in November 2006 and a $7.9 million pre-tax charge for the settlement of a case before the Competition Appeal Tribunal in the United Kingdom relating to our homecare business in the United Kingdom.

(2)          For the three months ended December 31, 2005, includes: $16.9 million of pre-tax charges to write off the cost of unsuccessful production runs of Cerezyme and Myozyme that occurred at our Allston, Massachusetts manufacturing plant; $11.2 million to write off expiring Clolar inventory; and a $7.0 million charge for IPR&D related to the acquisition of certain gene therapy assets from Avigen in December 2005.

Report of Independent Registered Public Accounting Firm on
Financial Statement Schedule

To the Board of Directors and Shareholders
of Genzyme Corporation:

Our audits of the consolidated financial statements, of management’s assessment of the effectiveness of internal control over financial reporting and of the effectiveness of internal control over financial reporting referred to in our report dated March 1, 2007 appearing in the 2006 Annual Report of Genzyme Corporation (which report, consolidated financial statements and assessment are incorporated by reference in this Annual Report on Form 10-K) also included an audit of the financial statement schedule listed in Item 15(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Boston, Massachusetts
March 1, 2007

GENZYME CORPORATION

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

Column A	Column B	Column C		Column D	Column E
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year ended December 31, 2006:
Accounts receivable allowances	$46,127,000	$10,050,000	$13,627,000	$17,241,000	$52,563,000
Rebates	$50,304,000	$—	$115,500,000	$103,638,000	$62,166,000
Year ended December 31, 2005:
Accounts receivable allowances	$42,397,000	$9,444,000	$6,702,000	$12,416,000	$46,127,000
Rebates	$33,464,000	$—	$89,713,000	$72,873,000	$50,304,000
Year ended December 31, 2004:
Accounts receivable allowances	$26,638,000	$12,616,000	$34,393,000	$31,250,000	$42,397,000
Rebates	$20,187,000	$—	$52,640,000	$39,363,000	$33,464,000