Form 10-K, Exhibit 13
period 2007-12-31
GENZYME CORP
filed 2008-02-29
CIK 732485

Use these links to rapidly review the document
EXHIBIT 13

EXHIBIT 13

GENZYME CORPORATION AND SUBSIDIARIES
FINANCIAL STATEMENTS

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Selected Financial Data

        The following financial data should be read in conjunction with our audited, consolidated financial statements and related notes contained elsewhere in this Annual Report on Form 10-K. These selected financial data may not be indicative of our future financial condition due to the risks and uncertainties associated with operating our business, including those described under the caption "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations—Risk Factors" included in this Annual Report on Form 10-K.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

	For the Years Ended December 31,
	2007	2006	2005	2004	2003
	(Amounts in thousands)
Revenues:
Net product sales	$3,457,778	$2,887,409	$2,453,303	$1,976,191	$1,563,509
Net service sales	326,326	282,118	261,379	212,392	130,984
Research and development revenue	29,415	17,486	20,160	12,562	19,378

Total revenues	3,813,519	3,187,013	2,734,842	2,201,145	1,713,871

Operating costs and expenses:
Cost of products sold(1,2)	715,504	536,388	462,177	448,442	399,961
Cost of services sold(1)	211,826	199,283	170,475	140,144	75,683
Selling, general and administrative(1,3)	1,187,184	1,010,400	787,839	599,388	519,977
Research and development(1,4)	737,685	649,951	502,657	391,802	335,256
Amortization of intangibles	201,105	209,355	181,632	109,473	80,257
Purchase of in-process research and development(5)	106,350	552,900	29,200	254,520	158,000
Charges for impaired goodwill(6)	—	219,245	—	—	102,792
Charges for impaired assets	—	—	—	4,463	10,894

Total operating costs and expenses	3,159,654	3,377,522	2,133,980	1,948,232	1,682,820

Operating income (loss)	653,865	(190,509)	600,862	252,913	31,051

Other income (expenses):
Equity in income (loss) of equity method investments(7)	7,398	15,705	151	(15,624)	(16,743)
Minority interest	3,932	10,418	11,952	5,999	2,232
Gains (losses) on investments in equity securities, net(8)	13,067	73,230	5,698	(1,252)	(1,201)
Loss on sale of product line(9)	—	—	—	—	(27,658)
Other	(637)	(2,045)	(1,535)	(357)	959
Investment income	70,196	56,001	31,429	24,244	43,015
Interest expense	(12,147)	(15,478)	(19,638)	(38,227)	(26,600)

Total other income (expenses)	81,809	137,831	28,057	(25,217)	(25,996)

Income (loss) before income taxes(1)	735,674	(52,678)	628,919	227,696	5,055
(Provision for) benefit from income taxes(1,6)	(255,481)	35,881	(187,430)	(141,169)	(72,647)

Net income (loss)(1)	$480,193	$(16,797)	$441,489	$86,527	$(67,592)

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Selected Financial Data (Continued)

CONSOLIDATED STATEMENTS OF OPERATIONS DATA (Continued)

	For the Years Ended December 31,
	2007	2006	2005	2004	2003
	(Amounts in thousands, except per share amounts)
Net income (loss) per share:
Allocated to Genzyme Stock(10):
Net income (loss) allocated to Genzyme Stock	$480,193	$(16,797)	$441,489	$86,527	$94,283

Net income (loss) per share of Genzyme Stock:
Basic(1)	$1.82	$(0.06)	$1.73	$0.38	$0.43

Diluted(1)	$1.74	$(0.06)	$1.65	$0.37	$0.42

Allocated to Biosurgery Stock(10):
Net loss allocated to Biosurgery Stock					$(152,651)

Net loss per share of Biosurgery Stock—basic and diluted					$(3.76)

Weighted average shares outstanding					40,630

Allocated to Molecular Oncology Stock(10):
Net loss allocated to Molecular Oncology Stock					$(9,224)

Net loss per share of Molecular Oncology Stock—basic and diluted					$(0.54)

Weighted average shares outstanding					16,958

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Selected Financial Data (Continued)

CONSOLIDATED BALANCE SHEET DATA

	December 31,
	2007	2006	2005	2004	2003
	(Amounts in thousands)
Cash and investments(11)	$1,460,394	$1,285,604	$1,089,102	$1,079,454	$1,227,460
Working capital	1,106,791	1,338,062	1,114,976	1,009,231	930,951
Total assets	8,301,741	7,191,188	6,878,865	6,069,421	5,004,528
Long-term debt, capital lease obligations and convertible debt, including current portion	810,373	816,029	820,113	940,494	1,435,759
Stockholders' equity	6,612,937	5,660,711	5,149,867	4,380,156	2,936,412
There were no cash dividends paid.

(1)
Effective January 1, 2006, we adopted the provisions of FAS 123R, "Share-Based Payment, an amendment of FASB Statement Nos. 123 and 95." For the years ended December 31, 2007 and 2006, we recorded pre-tax stock-based compensation expense, which was allocated based on the functional cost center of each employee as follows (amounts in thousands, except per share amounts):

	For the Years Ended December 31,
	2007	2006
Cost of products and services sold	$(25,677)	$(21,430)
Selling, general and administrative	(106,172)	(121,822)
Research and development	(58,101)	(65,248)

Total	(189,950)	(208,500)
Less: tax benefit of stock options	58,148	66,331

Stock-based compensation expense, net of tax	$(131,802)	$(142,169)

Net loss per share—basic and diluted	$(0.50)	$(0.54)

(2)
Includes a charge of $20.9 million recorded in 2007 to write off finished lots and record reserves against other lots of our Thymoglobulin inventory which did not meet our specifications for saleable product.

(3)
Includes a charge of $64.0 million recorded in 2007 to settle the litigation related to the consolidation of our former tracking stocks.

(4)
Includes a charge of $25.0 million recorded in 2007 for an upfront milestone payment paid to Ceregene Inc. for the development and commercialization of CERE-120, a gene therapy product candidate.

(5)
Includes charges for pre-tax IPR&D incurred in connection with the following acquisitions:

•
2007—Bioenvision;

•
2006—AnorMED;

•
2005—Avigen, Inc., or Avigen, Bone Care and Verigen;

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Selected Financial Data (Continued)

  •
  2004—ILEX Oncology Inc., or ILEX Oncology; and

  •
  2003—SangStat.

(6)
Charges for impaired goodwill includes the following charges recorded in accordance with FAS 142, "Goodwill and Other Intangible Assets":

•
2006—a $219.2 million pre-tax impairment charge and $69.8 million of related tax benefits to write off the goodwill of our Genetics reporting unit; and

•
2003—a $102.8 million charge to write off the goodwill associated with our orthopaedics business unit.

(7)
For 2007, includes a charge of $19.1 million related to the completion of the first step of the two step acquisition process under which we acquired Bioenvision.

(8)
For 2007, includes a pre-tax gain of $10.8 million recorded on the sale of our entire investment in the common stock of Therapeutic Human Polyclonals Inc., or THP. For 2006, includes a $69.4 million gain on the sale of our entire investment in Cambridge Antibody Technology Group plc, or CAT.

(9)
Reflects a loss of $27.7 million related to the sale of substantially all of the tangible and intangible assets directly associated with our cardiac device business to Teleflex Inc in 2003.

(10)
Through June 30, 2003, we had three outstanding series of common stock—Genzyme General Stock, Genzyme Biosurgery Stock and Genzyme Molecular Oncology Stock, which we refer to as "tracking stock." Effective July 1, 2003, we eliminated our tracking stock capital structure and, as a result, ceased allocating earnings to Biosurgery Stock and Molecular Oncology Stock. Effective July 1, 2003, we have one outstanding series of common stock, which we refer to as Genzyme Stock, and as of that date, all of our earnings are allocated to Genzyme Stock.

(11)
Includes cash, cash equivalents, and short- and long-term investments in debt securities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF GENZYME CORPORATION
AND SUBSIDIARIES' FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        When reviewing the discussion below, you should keep in mind the substantial risks and uncertainties that characterize our business. In particular, we encourage you to review the risks and uncertainties described under "Risk Factors" below. These risks and uncertainties could cause actual results to differ materially from those forecasted in forward-looking statements or implied by past results and trends. Forward-looking statements are statements that attempt to project or anticipate future developments in our business; we encourage you to review the examples of forward-looking statements under "Note Regarding Forward-Looking Statements" at the beginning of this report. These statements, like all statements in this report, speak only as of the date of this report (unless another date is indicated), and we undertake no obligation to update or revise the statements in light of future developments.

INTRODUCTION

        We are a global biotechnology company dedicated to making a major impact on the lives of people with serious diseases. Our broad product and service portfolio is focused on rare disorders, renal diseases, orthopaedics, organ transplant, diagnostic and predictive testing, and cancer. We are organized into six financial reporting units, which we also consider to be our reporting segments:

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

  •
  Transplant, which develops, manufactures and distributes therapeutic products that address pre-transplantation, prevention and treatment of graft rejection in organ transplantation and other hematologic and auto-immune disorders. The unit derives substantially all of its revenue from sales of Thymoglobulin;

  •
  Biosurgery, which develops, manufactures and distributes biotherapeutics and biomaterial-based products, with an emphasis on products that meet medical needs in the orthopaedics and broader surgical areas. The unit derives substantially all of its revenue from sales of Synvisc, the Sepra line of products, Carticel and MACI;

  •
  Genetics, which provides testing services for the oncology, prenatal and reproductive markets; and

  •
  Oncology, which develops, manufactures and distributes products for the treatment of cancer, with a focus on antibody- and small molecule-based therapies. The unit derives substantially all of its revenue from sales and royalties received on sales of Campath and Clolar and from the reimbursement of Campath development expenses.

        We report the activities of our diagnostic products, bulk pharmaceuticals and cardiovascular business units under the caption "Other." We report our corporate, general and administrative operations and corporate science activities under the caption "Corporate."

MERGERS AND ACQUISITIONS

2007 Acquisitions:

        The following acquisitions were accounted for as business combinations and, accordingly, we have included their results of operations in our consolidated statements of operations from the date of acquisition.

Diagnostic Assets of Diagnostic Chemicals Limited

        On December 3, 2007, we acquired certain diagnostic assets from Diagnostic Chemicals Limited, or DCL, a privately-held diagnostics and biopharmaceutical company based in Charlottetown, Prince Edward Island, Canada, including DCL's line of over 50 formulated clinical chemistry reagents and its diagnostics operations in Prince Edward Island, Canada and Connecticut. We paid gross consideration of $53.3 million Canadian dollars, or $53.8 million U.S. dollars (based on the December 3, 2007 spot rate for the Canadian dollar), in cash. We closed the transaction on December 3, 2007.

Bioenvision

        On May 29, 2007, we entered into an agreement and plan of merger with Bioenvision, a publicly-traded biopharmaceutical company based in New York City and Edinburgh, Scotland, and Wichita Bio Corporation, one of our wholly-owned subsidiaries, to acquire Bioenvision in an all-cash transaction valued at $11.20 per outstanding share of Bioenvision Series A Preferred Stock (plus accrued but unpaid dividends) and $5.60 per outstanding share of Bioenvision Common Stock. We paid gross consideration of $349.9 million in cash, including $345.4 million for the outstanding shares of Bioenvision Common and Series A Preferred Stock and options to purchase shares of Bioenvision Common Stock, and approximately $5 million for acquisition costs. Net consideration was $304.7 million as we acquired Bioenvision's cash and cash equivalents totaling $45.2 million. Effective October 23, 2007, we completed the acquisition of Bioenvision through the culmination of a two step process consisting of a tender offer completed in July 2007, and a merger approved in October 2007.

        Bioenvision was focused on the acquisition, development and marketing of compounds and technologies for the treatment of cancer, autoimmune disease and infection. The acquisition of Bioenvision provides us with the exclusive, worldwide rights to clofarabine. We currently market clofarabine in the United States and Canada under the brand name Clolar for relapsed and refractory pediatric acute lymphoblastic leukemia, or ALL, patients. In Europe, we co-developed clofarabine with Bioenvision and Bioenvision has been marketing the product under the brand name Evoltra, also for the treatment of relapsed and refractory pediatric ALL patients. We are developing clofarabine for diseases with significantly larger patient populations, including use as a first-line therapy for the treatment of adult acute myeloid leukemia, or AML. Clofarabine has been granted orphan drug status for ALL and AML in both the United States and European Union.

  Tender Offer—Step One

        On July 10, 2007, we completed the tender offer and purchased 2,250,000 shares of Bioenvision Series A Preferred Stock for $25.2 million, which we recorded as a component of investments in equity securities, and 8,398,098 shares of Bioenvision Common Stock for $47.0 million, which we recorded as a component of other noncurrent assets in our consolidated balance sheet. As a result of the tender offer, we acquired approximately 22% of the then outstanding shares of Bioenvision Common Stock on an as-converted basis, including 100% of the outstanding Bioenvision Series A Preferred Stock.

        We accounted for our investment in Bioenvision Common Stock under the equity method of accounting from July 10, 2007 through October 22, 2007. We recorded our initial $47.0 million investment in Bioenvision Common Stock as a single amount in other noncurrent assets in our consolidated balance sheet. The purchase price of our initial investment in Bioenvision Common Stock was attributed to the fair value of our 15% proportional share of the tangible assets and liabilities of Bioenvision as of July 10, 2007. The excess of the purchase price over our proportional share of the net assets of Bioenvision as of that date was attributed to the underlying intangible assets and IPR&D, net of tax, and goodwill. The following table sets forth the purchase price allocation for our initial investment in Bioenvision Common Stock and the components of the $21.1 million of charges we recorded to equity in income of equity method investments for the period from July 10, 2007 through October 22, 2007 related to our initial investment in Bioenvision Common Stock (amounts in thousands):

	Investment in Bioenvision Common Stock	Equity in Income (Loss) of Equity Method Investments
Our 15% proportional share of the tangible assets and liabilities of Bioenvision	$7,062	$—
Goodwill	4,008	—
Other intangible assets	26,531	—
IPR&D	19,150	—
Deferred tax liabilities	(9,722)	—

Initial investment in Bioenvision Common Stock	47,029	—
Effect of equity method of accounting:
IPR&D	(19,150)	(19,150)
Our 15% proportional share of the losses of Bioenvision(1)	(1,424)	(1,424)
Amortization expense(1)	(829)	(829)
Deferred tax benefits(1)	302	302

Total	$25,928	$(21,101)

(1)
Represents charges for the period from July 10, 2007 through October 22, 2007.

  The Merger—Step Two

        On October 22, 2007, holders of a majority of the issued and outstanding shares of Bioenvision Common Stock and Bioenvision Series A Preferred Stock, voting together as a single class on an as-converted basis, approved the merger. On October 23, 2007, we paid approximately $245 million in cash consideration to the former Bioenvision stockholders and Bioenvision Common Stock ceased trading and was delisted from The Nasdaq Stock Market, Inc., or NASDAQ. In December 2007, we paid approximately $12 million in cash for the outstanding options to purchase shares of Bioenvision Common Stock. We accounted for the acquisition as a business combination and, accordingly, included its results of operations in our consolidated statements of operations from October 23, 2007, the date of acquisition.

2006 Acquisition:

  AnorMED

        In November 2006, we acquired AnorMED, a publicly-traded chemical-based biopharmaceutical company based in Langley, British Columbia, Canada with a focus on the discovery, development and commercialization of new therapeutic products in the area of hematology, oncology and human immunodeficiency virus, or HIV. We paid gross consideration of $589.2 million in cash, including $584.2 million for the shares of AnorMED's common stock outstanding on the date of acquisition and approximately $5 million for acquisition costs. Net consideration was $569.0 million as we acquired AnorMED's cash and short-term investments totaling $20.2 million. As part of the transaction, we acquired Mozobil, a late-stage product candidate in development for hematopoietic stem cell transplantation, which we have added to our Transplant business. Multiple earlier studies showed that Mozobil rapidly increases the number of stem cells that move out of the bone marrow and into a patient's blood, which is an important step in preparing a patient for a stem cell transplant.

2005 Acquisitions:

  •
  On July 1, 2005, we acquired Bone Care, a publicly-traded specialty pharmaceutical company based in Middleton, Wisconsin with a focus on nephrology. As part of the transaction, we acquired Hectorol, a line of vitamin D2 pro-hormone products used to treat secondary hyperparathyroidism in patients on dialysis and those with earlier stage CKD, which product we have added to our Renal business.

  •
  Other 2005 acquisitions:

  •
  On July 15, 2005, we acquired Equal Diagnostics, a privately-held diagnostics company based in Exton, Pennsylvania that formerly served as a distributor for our clinical chemistry reagents.

  •
  On February 8, 2005, we acquired Verigen, a private company based in Leverkusen, Germany with a proprietary cell therapy product for cartilage repair (referred to as MACI) that is currently sold in Europe and Australia.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT JUDGMENTS AND ESTIMATES

        The significant accounting policies and methods used in the preparation of our consolidated financial statements are described in Note A., "Summary of Significant Accounting Policies." The preparation of consolidated financial statements under accounting principles generally accepted in the United States of America requires us to make certain estimates and judgments that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in our financial statements. Our actual results could differ from these estimates under different assumptions and conditions. We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

  •
  Revenue Recognition;

  •
  Stock-Based Compensation;

  •
  Income Taxes;

  •
  Inventories;

  •
  Long-Lived and Intangible Assets;

  •
  Asset Impairments;

  •
  IPR&D; and

  •
  Investments in Marketable Securities and Equity Investments

Revenue Recognition

Product Sales

        The timing of product shipments and receipts by the customer can have a significant impact on the amount of revenue recognized in a particular period. A significant portion of our products are sold at least in part through wholesalers and specialty distributors, along with direct sales to hospitals, homecare providers, government agencies and physicians. Consequently, our net sales and quarterly growth comparisons may be affected by fluctuations in the buying patterns of our major distributors and other trade buyers, which may result from seasonality, pricing, wholesaler buying decisions or other factors. Inventory in the distribution channel consists of inventory held by wholesalers and specialty distributors, who are our customers, and inventory held by their retail customers, such as pharmacies and hospitals. Our revenue in a particular period can be impacted by increases or decreases in channel inventories. Significant increases in wholesaler or retail inventories could result in reduced purchases in subsequent periods, or product returns from the distribution channel due to overstocking, low end-user demand or product expiration.

        We use a variety of data sources to determine the amount of inventory in the distribution channel. For most product lines, we receive data on sales and inventory levels directly from our primary customers. For key product lines in our Renal and Therapeutics areas, our data sources also include prescription and wholesaler data purchased from external data providers. As part of our efforts to limit the amount of Renal and Therapeutics inventory held by distributors and to gain improved visibility into the distribution channel, we have executed agreements to limit the amounts of inventory they carry and to provide us ongoing reports to verify distributor inventory levels and sales data.

Product Sales Allowances

        Sales of many biotechnology products in the United States are subject to increased pricing pressure from managed care groups, institutions, government agencies, and other groups seeking discounts. We and other biotechnology companies in the U.S. market are also required to provide statutorily defined rebates and discounts to various U.S. government agencies in order to participate in the Medicaid program and other government-funded programs. In most international markets, we operate in an environment where governments may and have mandated cost-containment programs, placed restrictions on physician prescription levels and patient reimbursements, emphasized greater use of generic drugs and enacted across-the-board price cuts as methods to control costs. The sensitivity of our estimates can vary by program, type of customer and geographic location. Estimates associated with Medicaid and other government allowances may become subject to adjustment in a subsequent period.

        We record product sales net of the following significant categories of product sales allowances:

  •
  Contractual adjustments—We offer chargebacks and contractual discounts and rebates, which we collectively refer to as contractual adjustments, to certain private institutions and various government agencies in both the United States and international markets. We record chargebacks and contractual discounts as allowances against accounts receivable in our consolidated balance sheets. We account for rebates by establishing an accrual for the amounts payable by us to these agencies and institutions, which is included in accrued liabilities in our consolidated balance sheets. We estimate the allowances and accruals for our contractual adjustments based on historical experience and current contract prices, using both internal data as well as information obtained from external sources, such as independent market research agencies and data from wholesalers. We continually monitor the adequacy of these estimates and adjust the allowances and accruals periodically throughout each quarter to reflect our actual experience. In evaluating these allowances and accruals, we consider several factors, including significant changes in the sales performance of our products subject to contractual adjustments, inventory in the distribution channel, changes in U.S. and foreign healthcare legislation impacting rebate or allowance rates, changes in contractual discount rates and the estimated lag time between a sale and payment of the corresponding rebate;

  •
  Discounts—In some countries, we offer cash discounts for certain products as an incentive for prompt payment, which are generally a stated percentage off the sales price. We account for cash discounts by reducing accounts receivable by the full amounts of the discounts. We consider payment performance and adjust the accrual to reflect actual experience; and

  •
  Sales returns—We record allowances for product returns at the time product sales are recorded. The product returns reserve is estimated based on the returns policies for our individual products and our experience of returns for each of our products. If the price of a product changes or if the history of product returns changes, the reserve is adjusted accordingly. We determine our estimates of the sales return accrual for new products primarily based on the historical sales returns experience of similar products, or those within the same or similar therapeutic category.

Our provisions for product sales allowances reduced gross product sales as follows:

	2007	2006	2005	07/06 Increase/ (Decrease) % Change	06/05 Increase/ (Decrease) % Change
	(Amounts in thousands)
Product sales allowances:
Contractual adjustments	$377,418	$298,274	$169,181	27%	76%
Discounts	20,037	17,541	14,098	14%	24%
Sales returns	15,342	13,853	7,227	11%	92%

Total product sales allowances	$412,797	$329,668	$190,506	25%	73%

Total gross product sales	$3,870,575	$3,217,077	$2,643,809	20%	22%

Total product sales allowances as a percent of total gross product sales	11%	10%	7%

        Product sales allowances for contractual adjustments and discounts increased for the year ended December 31, 2007, as compared to the same period of 2006, primarily due to an increase in overall gross product sales, and to a lesser extent, changes in rebate rates or product mix. Product sales allowances for contractual adjustments and discounts increased for the year ended December 31, 2006, as compared to the same period of 2005, primarily due to growth in overall gross product sales and a full year of discounts related to sales of Hectorol, which we acquired as a result of our acquisition of Bone Care in July 2005. In addition, Hectorol chargebacks in 2006 were significantly higher than chargebacks for the product in 2005, and were offset, in part, by contracts executed with major customers.

        Total estimated product sales allowance reserves and accruals in our consolidated balance sheets increased 31% to approximately $171 million as of December 31, 2007, as compared to approximately $129 million as of December 31, 2006, primarily due to increased product sales. Our actual results have not differed materially from amounts recorded. The annual variation has been less than 0.5% of total product sales for each of the last three years.

Distributor Fees

        EITF Issue No. 01-9, "Accounting for Consideration given by a Vendor to a Customer (including a Reseller of a Vendor's Products)" specifies that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor's products or services and, therefore, should be characterized as a reduction of revenue. We include such fees in contractual adjustments, which are recorded as a reduction to product sales. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

  •
  the vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration; and

  •
  the vendor can reasonably estimate the fair value of the benefit received.

        We record service fees paid to our distributors as a charge to SG&A, a component of operating expenses, only if the criteria set forth above are met. The following table sets forth the distributor fees recorded as a reduction to product sales and charged to SG&A:

	Year Ended December 31,
	2007	2006	2005
	(Amounts in thousands)
Distributor fees:
Included in contractual adjustments and recorded as a reduction to product sales	$12,445	$8,956	$325
Charged to SG&A	13,190	10,550	14,504

Total distributor fees	$25,635	$19,506	$14,829

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

Stock-Based Compensation

        Effective January 1, 2006, we adopted the provisions of FAS 123R, "Share-Based Payment, an amendment of FASB Statement Nos. 123 and 95," which requires us to recognize stock-based compensation expense in our financial statements for all share-based payment awards, including stock options and restricted stock units, or RSUs, made to employees and directors based upon the grant date fair value of those awards.

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

        We estimate the fair value of each stock option grant using the Black-Scholes option pricing model. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. The key assumptions in the Black-Scholes model are the risk-free interest rate, the dividend yield, the expected option life (in years) and the expected volatility of the price of

Genzyme Stock. The risk-free interest rate is based on the U.S. Treasury yield curve in effect on the date of grant. The dividend yield percentage is zero because we do not currently pay dividends nor intend to do so during the expected option life. We use historical data on exercises of our stock options and other factors to estimate the expected option life (in years), or term, of the share-based payments granted. We estimate the expected volatility rate for our stock options based on historical volatility of our stock over the expected term of the equity award granted. We determine separate volatility rates for each enrollment under our ESPP based on the period from the commencement date of each enrollment to each applicable purchase date. Changes in these input variables would affect the amount of expense associated with stock-based compensation. The compensation expense recognized for all share-based awards is net of estimated forfeitures. We estimate forfeiture rates based on historical analysis of option forfeitures. If actual forfeitures should vary from estimated forfeitures, adjustments to stock-based compensation expense may be required in future periods.

Income Taxes

        We use the asset and liability method of accounting for deferred income taxes. We are subject to income taxes in both the United States and numerous foreign jurisdictions; however, our most significant tax jurisdictions are the U.S. federal and states. Significant judgments, estimates and assumptions regarding future events, such as the amount, timing and character of income, deductions and tax credits, are required in the determination of our provision for income taxes and whether valuation allowances are required against deferred tax assets. These judgments, estimates and assumptions involve:

  •
  interpreting the tax laws in various jurisdictions in which we operate;

  •
  analyzing changes in tax laws, regulations, and treaties, foreign currency exchange restrictions; and

  •
  estimating our levels of income, expenses and profits in each jurisdiction and the potential impact of that income on the tax liability in any given year.

        We operate in many jurisdictions where the tax laws relating to the pricing of transactions between related parties are open to interpretation, which could potentially result in tax authorities asserting additional tax liabilities with no offsetting tax recovery in other countries.

        Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate adjustments to tax income and expense in future periods. We establish what we believe to be reasonable provisions for possible consequences of audits by the tax authorities of the respective countries. The amount of such provisions is based on various factors, such as experience with previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences in interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile. We develop our cumulative probability assessment of the measurement of uncertain tax positions under FASB Interpretation No., or FIN, 48 "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109," using internal expertise, experience and judgment. Estimates are refined as additional information becomes known. Any outcome upon settlement that differs from our initial estimate may result in additional or lower tax expense in future periods. However, we do not believe it is possible to reasonably estimate the potential impact of changes to the assumptions, estimates and judgments identified because the resulting change to our tax liability, if any, is dependent on numerous factors, including among others: changes in tax law, the amount and nature of additional taxes potentially asserted by local tax authorities; the willingness of local tax authorities to negotiate a fair settlement through an administrative process; the impartiality of the local courts; and the potential for changes in the tax paid to one country to either produce, or fail to produce, an offsetting tax change in other countries.

        In accordance with FIN 48, adopted on January 1, 2007, we apply a two-step approach to recognize and measure uncertain tax positions (tax contingencies) accounted for under FAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely to be realized upon ultimate settlement. We consider many factors, including the factors described above, when evaluating and estimating our tax positions and tax benefits, which requires periodic adjustments and may not accurately forecast actual outcomes.

Inventories

        We value inventories at cost or, if lower, fair value. We determine cost using the first-in, first-out method. We analyze our inventory levels quarterly and write down inventory, as a charge to cost of sales that has become obsolete due to anticipated product expiration, inventory that has a cost basis in excess of its expected net realizable value and inventory in excess of expected requirements. Expired inventory is disposed of and the related costs are written off. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

        We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory prior to regulatory approval of a product. In no event is inventory capitalized prior to the completion of a phase 3 clinical trial. If a product is not approved for sale, it would result in the write off of the inventory and a charge to earnings. Our inventories as of December 31, 2007 and 2006 do not include any inventory for products that have not yet been approved for sale.

        We periodically review our inventories for excess or obsolete inventory and write down obsolete or otherwise unmarketable inventory to its estimated net realizable value. If the actual net realizable value is less than the value we estimate, or if there are any further determinations that inventory will not be marketable based on estimates of demand, additional inventory write downs will be required. Additionally, our products are subject to strict quality control and monitoring throughout the manufacturing process. Periodically, certain lots of inventory may fail to meet our quality specifications during the manufacturing process or prior to sale, or may expire. For such lots, we consider the factors affecting the decline in quality of the lot and assess the likelihood that the lot can be reworked into saleable product, or whether the lot is unmarketable. We record a charge to cost of products sold in our consolidated statement of operations to write off the value of any unmarketable inventory in the period in which we determine that the product no longer meets our criteria for saleable product. The determination of what factors may cause a lot to fail to meet our quality standards, the assessment of whether we can rework the lot within the scope of the approved manufacturing process for the product and the likelihood that we can complete such rework in a timely fashion involve judgments that can affect the amount and timing of the charges we record to write off the value of unmarketable inventory.

Long-Lived and Intangible Assets

Property, Plant and Equipment

        As of December 31, 2007, there was $2.0 billion of net property, plant and equipment on our consolidated balance sheet. We generally depreciate property, plant and equipment using the straight-line method over its estimated economic life, which ranges from 3 to 40 years. Determining the economic lives of property, plant and equipment requires us to make significant judgments that can materially impact our operating results. There can be no assurance that our estimates are accurate. If our estimates require adjustment, it could have a material impact on our reported results.

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

        Equipment and facilities used to manufacture products subject to FDA or other governmental regulation are required to comply with standards of those regulatory agencies. The activities necessary to obtain approval from these regulatory agencies are referred to as validation costs. We capitalize the cost of validating new equipment and facilities for the underlying manufacturing process. We begin capitalization when we consider the product and manufacturing process to have demonstrated technological feasibility, and end capitalization when the asset is substantially complete and ready for its intended use. Costs capitalized include incremental labor and direct material, and incremental fixed overhead. Determining whether to capitalize validation costs requires judgment, and can have a significant impact on our reported results. Also, if we were unable to successfully validate the manufacturing process for any future product, we would have to write off to current operating expense any validation costs that had been capitalized during the unsuccessful validation process. Costs to initiate new projects in an existing facility are treated as start-up costs and expensed as incurred. To date, all of our manufacturing process validation efforts have been successful. As of December 31, 2007, capitalized validation costs, net of accumulated depreciation, were $15.5 million.

Goodwill and Other Intangible Assets

        As of December 31, 2007, there was approximately $1.4 billion of goodwill and $1.6 billion of net other intangible assets on our consolidated balance sheet. We amortize intangible assets using the straight-line method over their estimated economic lives, which range from 1 and 15 years, or using the economic use method if that method results in significantly greater amortization than the straight-line method. Determining the economic lives of acquired intangible assets requires us to make significant judgment and estimates, and can materially impact our operating results. For certain acquired intangible assets, we may be required to make additional payments contingent upon meeting certain sales targets. We record amortization expense for these intangibles based on estimated future sales of the related products and include in the determination of amortization all contingent payments that we believe are probable of being made. We apply this amortization model to our Synvisc distribution rights (acquired from Wyeth) and our license agreement with Synpac related to Myozyme patents. We review the sales forecasts of these products on a quarterly basis and assess the impact changes in the forecasts have on the rate of amortization and the likelihood that contingent payments will be made. Adjustments to amortization expense resulting from changes in estimated sales are reflected prospectively.

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

        We are required to perform impairment tests under FAS 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. For all of our acquisitions, various analyses, assumptions and estimates were made at the time of each acquisition specifically regarding product development, market conditions and cash flows that were used to determine the valuation of goodwill and intangibles. We perform our required annual impairment tests for our goodwill in the third quarter of each year. When we perform impairment tests in future years, the possibility exists that changes in forecasts and estimates from those used at the acquisition date could result in impairment charges.

Impairment of Tangible and Intangible Assets, Other Than Goodwill

        We periodically evaluate long-lived assets for potential impairment under FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We perform these evaluations whenever events or changes in circumstances suggest that the carrying value of an asset or group of assets is not recoverable. If we believe an indicator of potential impairment exists, we test to determine whether the impairment recognition criteria in FAS 144 have been met. In evaluating long-lived assets for potential impairment, we make several significant estimates and judgments, including:

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

Investments in Debt and Equity Securities

        We invest a portion of our excess cash balances in short-term and long-term marketable debt securities. The earnings on our investment portfolios may be adversely affected by changes in interest rates, credit ratings, collateral value, the overall strength of credit markets, and other factors that may result in other than temporary declines in the value of the securities.

        We also invest in equity securities as part of our strategy to align ourselves with technologies and companies that fit with our strategic direction. Most often we will collaborate on scientific programs and research with the issuers of the securities.

        On a quarterly basis, we review the fair market value of our debt and equity investments in comparison to historical cost. If the fair market value of a security is significantly less than our carrying value, we consider all available evidence in assessing when and if the value of the investment can be expected to recover to at least its historical cost. This evidence would include:

  •
  the extent and duration to which fair value is less than cost;

  •
  historical operating performance and financial condition of the issuer, including industry and sector performance;

  •
  short- and long-term prospects of the issuer and its industry;

  •
  specific events that occurred affecting the issuer;

  •
  overall market conditions and trends; and

  •
  our ability and intent to retain the investment for a period of time sufficient to allow for a recovery in value.

        For equity investments, this evidence would additionally include:

  •
  continued positive progress in the issuer's scientific and business programs;

  •
  ongoing activity in our collaborations with the issuer; and

  •
  a lack of any other substantial company-specific adverse events causing declines in value.

        If our review indicates that the decline in value is "other than temporary" we write down our investment to the then current market value and record an impairment charge to our consolidated statements of operations. The determination of whether an unrealized loss is "other than temporary" requires significant judgment, and can have a material impact on our reported earnings.

RESULTS OF OPERATIONS

        The following discussion summarizes the key factors our management believes are necessary for an understanding of our consolidated financial statements.

REVENUES

        The components of our total revenues are described in the following table:

	2007	2006	2005	07/06 Increase/ (Decrease) % Change	06/05 Increase/ (Decrease) % Change
	(Amounts in thousands)
Product revenue	$3,457,778	$2,887,409	$2,453,303	20%	18%
Service revenue	326,326	282,118	261,379	16%	8%

Total product and service revenue	3,784,104	3,169,527	2,714,682	19%	17%
Research and development revenue	29,415	17,486	20,160	68%	(13)%

Total revenues	$3,813,519	$3,187,013	$2,734,842	20%	17%

Product Revenue

        We derive product revenue from sales of:

  •
  Renal products, including Renagel for the reduction of elevated serum phosphorus levels in end-stage renal disease patients on hemodialysis, Hectorol for the treatment of secondary hyperparathyroidism in patients on dialysis and those with CKD, and bulk sevelamer;

  •
  Therapeutics products, including Cerezyme for the treatment of Gaucher disease, Fabrazyme for the treatment of Fabry disease, Myozyme for the treatment of Pompe disease and Thyrogen, which is an adjunctive diagnostic agent used in the follow-up treatment of patients with well-differentiated thyroid cancer and an adjunctive therapy in the ablation of remnant thyroid tissue;

  •
  Transplant products for the treatment of immune-mediated diseases, primarily Thymoglobulin, which induces immunosuppression of certain types of cells responsible for organ rejection in transplant patients;

  •
  Biosurgery products, including orthopaedic products, such as Synvisc, and the Sepra line of products, such as Seprafilm;

  •
  Oncology products, including Campath for the treatment of B-CLL, and Clolar for the treatment of ALL after at least two prior regimens; and

  •
  Other products, including:

  •
  diagnostic products, including infectious disease and cholesterol testing products; and

  •
  bulk pharmaceuticals, including WelChol, which is a therapy for the reduction of LDL cholesterol in patients with primary hypercholesterolemia.

        The following table sets forth our product revenue on a reporting segment basis:

	2007	2006	2005	07/06 Increase/ (Decrease) % Change	06/05 Increase/ (Decrease) % Change
	(Amounts in thousands)
Renal:
Renagel (including sales of bulk sevelamer)	$602,670	$515,119	$417,485	17%	23%
Hectorol	115,708	93,360	34,515	24%	>100%

Total Renal	718,378	608,479	452,000	18%	35%

Therapeutics:
Cerezyme	1,133,153	1,007,036	932,322	13%	8%
Fabrazyme	424,284	359,274	305,064	18%	18%
Thyrogen	113,587	93,687	77,740	21%	21%
Myozyme	200,728	59,238	3,827	>100%	>100%
Other Therapeutics	8,314	410	2,292	>100%	(82)%

Total Therapeutics	1,880,066	1,519,645	1,321,245	24%	15%

Transplant:
Thymoglobulin/Lymphoglobuline	165,886	149,541	127,739	11%	17%
Other Transplant	8,940	6,425	18,143	39%	(65)%

Total Transplant	174,826	155,966	145,882	12%	7%

Biosurgery:
Synvisc	242,319	233,860	218,906	4%	7%
Sepra products	104,318	85,338	68,171	22%	25%
Other Biosurgery	34,793	28,020	27,402	24%	2%

Total Biosurgery	381,430	347,218	314,479	10%	10%

Oncology	68,947	48,077	34,098	43%	41%

Other product revenue	234,131	208,024	185,599	13%	12%

Total product revenue	$3,457,778	$2,887,409	$2,453,303	20%	18%

2007 As Compared to 2006

Renal

        Sales of Renagel, including sales of bulk sevelamer, increased 17% to $602.7 million for 2007, as compared to 2006. Renagel price increases in the United States in December 2006 and April 2007 accounted for $36.4 million of the additional revenue, while increased end-user demand worldwide accounted for $51.2 million of additional revenue. The strengthening of foreign currencies, primarily the Euro and British pound sterling, against the U.S. dollar in 2007, as compared to 2006, positively impacted Renagel revenue by $16.7 million. Sales of Renagel, including sales of bulk sevelamer, were 16% of our total revenue for 2007 and 2006.

        Sales of Hectorol increased 24% to $115.7 million for 2007, as compared to $93.4 million for 2006, primarily due to price increases for the 0.5 and 2.5 microgram tablets in July and December 2006 and a price increase for Hectorol IV in April 2006, as well as higher end-user demand.

        We expect sales of Renagel and Hectorol to continue to increase, driven primarily by growing patient access to these products, including through the Medicare Part D program in the United States, and the continued adoption of the products by nephrologists worldwide. We expect adoption rates for Renagel to trend favorably as a result of our DCOR trial and the growing acceptance of the National Kidney Foundation's 2003 Kidney Disease Outcome Quality Initiative, or KDOQI, Guidelines for Bone Metabolism and Disease in CKD and the RIND study. Renagel and Hectorol compete with several other products and our future sales may be impacted negatively by these products. In addition, a generic manufacturer has filed an Abbreviated New Drug Application (ANDA) seeking to market a generic version of Hectorol prior to the expiration dates of our patents covering the product. If this or any other generic manufacturer were to receive approval to sell a generic version of Hectorol, our revenues from this product would be adversely affected. In addition, our ability to continue to increase sales of Renagel and Hectorol will depend on many other factors, including our ability to optimize dosing and improve patient compliance with Renagel dosing, the availability of reimbursement from third-party payors and the extent of coverage, including under the Medicare Part D program. Also, the accuracy of our estimates of fluctuations in the payor mix and our ability to effectively manage wholesaler inventories and the levels of compliance with the inventory management programs we implemented for Renagel and Hectorol with our wholesalers could impact the revenue from our Renal reporting segment that we record from period to period.

        On October 22, 2007, the FDA granted marketing approval for Renvela, a second-generation buffered form of Renagel for the control of serum phosphorus in patients with CKD on dialysis. We expect to launch Renvela for dialysis patients in the United States during the first quarter of 2008 and are pursuing regulatory approvals in Europe, South America and in other markets internationally. We will continue to make Renagel available, with the long-term goal of transitioning patients to Renvela.

        In October 2007, an FDA advisory committee voted to recommend that the agency extend the indications for phosphate binders to include pre-dialysis patients with hyperphosphatemia. We are engaged in discussions with the FDA regarding the expansion of the product's labeling to include CKD patients with hyperphosphatemia who have not progressed to dialysis. In addition, we expect to file for approval of a powder form of Renvela that may make it easier for patients to comply with their prescribed treatment program. While Renagel will remain available for a period of time, our long-term goal is to transition patients to Renvela.

Therapeutics

        Therapeutics product revenue increased 24% to $1.9 billion for 2007, as compared to 2006, due to continued growth in sales of Cerezyme, Fabrazyme and Thyrogen and to the launch of Myozyme in the European Union, the United States and Canada in 2006.

        The 13% growth in sales of Cerezyme to $1.1 billion for 2007, as compared to 2006, is attributable to our continued identification of new Gaucher disease patients, particularly in international markets. Through October 2007, our price for Cerezyme remained consistent from period to period. Effective November 1, 2007, we implemented a 3% price increase in the United States for Cerezyme. Although we expect Cerezyme to continue to be a substantial contributor to revenues in the future, it is a mature product, and as a result, we do not expect that the current new patient growth trend will continue. The strengthening of foreign currencies, primarily the Euro and British pound sterling, against the U.S. dollar positively impacted Cerezyme revenue by $38.5 million in 2007, as compared to 2006.

        Our results of operations are highly dependent on sales of Cerezyme and a reduction in revenue from sales of this product would adversely affect our results of operations. Sales of Cerezyme were approximately 30% of our total revenue in 2007, as compared to 32% in 2006. Revenue from Cerezyme would be impacted negatively if competitors developed alternative treatments for Gaucher disease which gained commercial acceptance, if our marketing activities are restricted, or if coverage, pricing or reimbursement is limited.

        The 18% increase to $424.3 million for 2007 in sales of Fabrazyme, as compared to 2006, is primarily attributable to increased patient identification worldwide as Fabrazyme is introduced into new markets. We established a 3% price increase in the United States for Fabrazyme in November 2007 which did not have a significant impact on Fabrazyme revenue in 2007 as compared to 2006. The strengthening of foreign currencies, primarily the Euro and British pound sterling, against the U.S. dollar positively impacted Fabrazyme revenue by $13.0 million in 2007, as compared to 2006.

        Sales of Thyrogen increased 21% to $113.6 million for 2007, as compared to 2006. A Thyrogen price increase of approximately 10% in the United States in April 2007 accounted for $4.3 million of the additional revenue while worldwide volume growth impacted sales by $15.6 million. The strengthening of foreign currencies, primarily the Euro and British pound sterling, against the U.S. dollar positively impacted Thyrogen revenue by $3.2 million in 2007, as compared to 2006. In December 2007 we received FDA approval for the use on Thyrogen in thyroid cancer remnant ablation procedures.

        Sales of Myozyme were $200.7 million in 2007, as compared to $59.2 million in 2006. We launched Myozyme in the United States in May 2006, in Europe a month later and in Canada in September 2006. We are introducing Myozyme on a country-by-country basis in the European Union, as pricing and reimbursement approvals are obtained. Myozyme has received orphan drug designation in the United States, which provides seven years of market exclusivity, and in the European Union, which provides ten years of market exclusivity. In April 2007, Myozyme was approved for commercial sale in Japan and in June 2007 we launched the product after we received reimbursement approval. We expect to file for approval in several additional countries in 2008. The 9% increase in the Euro against the U.S. dollar in 2007, as compared to 2006, positively impacted Myozyme revenue by $4.3 million.

        We currently manufacture Myozyme in the United States and have begun Myozyme fill-finish at our facility in Waterford, Ireland. In addition, in October 2007, we submitted an application to the FDA seeking approval of a larger-scale (2000 liters) manufacturing process, based in Allston, Massachusetts, to enable us to meet the expected demand for Myozyme in the U.S. market going forward. We currently anticipate a decision from the FDA on the application for our larger-scale manufacturing process in the first half of 2008. In the meantime, we are continuing our efforts to optimize supply for the U.S. market, including temporarily transitioning some patients to a clinical access program. This has had an adverse effect on our Myozyme revenue and will continue to have an adverse effect until we receive FDA approval. In 2008, we are planning to produce validation lots of Myozyme at the 4000 liters scale in our protein manufacturing facility in Geel, Belgium, with approval anticipated in 2009.

        Effective January 1, 2008, we, BioMarin and BioMarin/Genzyme LLC restructured our relationship regarding the manufacturing, marketing and sale of Aldurazyme and entered into several restructuring agreements. BioMarin will continue to manufacture Aldurazyme. We will continue to purchase Aldurazyme exclusively from BioMarin and globally market and sell the product. Effective January 1, 2008, instead of sharing all costs and profits of Aldurazyme equally, we will record all sales of Aldurazyme and will pay BioMarin a tiered payment ranging from approximately 39.5% to 50% of worldwide net product sales of Aldurazyme.

Transplant

        Transplant product revenue increased 12% to $174.8 million for 2007, as compared to 2006. The increase is primarily due to a $18.0 million increase in sales of Thymoglobulin as a result of its increased utilization in transplant procedures worldwide.

        In the second quarter of 2007, we began experiencing certain manufacturing challenges with respect to the production of Thymoglobulin resulting in stability issues. We have worked closely with the FDA in addressing these challenges, and have implemented certain process changes at our

Thymoglobulin manufacturing plant in Lyon, France to resolve these production issues. The FDA has accepted our responses to a warning letter issued last year regarding the production processes at our plant in Lyon, France. We will continue to closely monitor our Thymoglobulin inventory levels and intend to manage production in order to maintain adequate supply levels in 2008.

Biosurgery

        Biosurgery product revenue increased 10% to $381.4 million in 2007, as compared to 2006. Seprafilm revenue increased $20.2 million in 2007, as compared to 2006, primarily due to greater penetration into the United States, Japanese and European markets.

        Synvisc sales increased $8.5 million in 2007, as compared to 2006, primarily due to a $5.4 million increase in U.S. volume.

        We received approval to market Synvisc-One, a single injection regimen, in the European Union in December 2007. We expect regulatory action on a marketing application in the United States in the second half of 2008. We also plan on pursuing marketing approvals for Synvisc-One in Canada, Asia and Latin America.

Oncology

        Oncology product revenue increased 43% to $68.9 million in 2007, as compared to 2006, primarily due to a 39% increase to $64.9 million in the combined sales of Campath and Clolar.

        In September 2007, the FDA approved expanded labeling for Campath to include first-line treatment of patients with B-CLL, significantly increasing the number of patients eligible to receive the product. In December 2007 we received European approval for an expanded indication as well.

        We are developing the intravenous formulation of Clolar for significantly larger indications, including first-line and relapsed or refractory AML in adults. We are also developing an oral formulation of Clolar and have initiated clinical trials for the treatment of MDS. Clolar has been granted orphan drug status for ALL and AML in both the United States and European Union.

Other Product Revenue

        Other product revenue increased 13% to $234.1 million in 2007, as compared to 2006, primarily due to:

  •
  a 9% increase in sales of diagnostic products to $125.8 million, due to increased demand; and

  •
  a 44% increase in sales of WelChol to $58.0 million, due to bulk sales and royalties earned as a result of increased demand from our U.S. marketing partner, Sankyo Pharma, Inc., or Sankyo.

        In October 2007, we obtained European Union marketing approval for and subsequently launched Cholestagel in Europe. Cholestagel is a non-absorbed, cholesterol-lowering agent aimed at treating patients with primary hypercholesterolemia who cannot meet their targeted cholesterol levels with standard therapies alone.

2006 As Compared to 2005

Renal

        Sales of Renagel, including sales of bulk sevelamer, increased 23% to $515.1 million for 2006, as compared to 2005, primarily due to an $89.9 million increase in 2006 in sales related to increased customer volume, of which $68.0 million is primarily attributable to increased end-user demand worldwide, and $21.9 million is attributable to a 9.5% price increase for Renagel in the United States, which became effective in December 2005. The 1% increase in the Euro against the U.S. dollar for

2006, as compared to 2005, positively impacted Renagel revenue by $1.5 million in 2006. Sales of Renagel, including sales of bulk sevelamer, were 18% of our total product revenue for 2006, as compared to 17% for 2005.

        Sales of Hectorol increased more than 100% to $93.4 million for 2006, as compared to $34.5 million for 2005 because we did not own Hectorol until July 1, 2005 and due to higher wholesaler inventories on the date of acquisition.

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

Oncology

        Oncology product revenue increased 41% to $48.1 million for 2006, as compared to 2005, primarily due to increased demand for Campath and Clolar.

Other Product Revenue

        Other product revenue increased 12% to $208.0 million for 2006, as compared to 2005, primarily due to a 10%, or $10.8 million, increase in sales of our diagnostics products and a 14%, or $11.7 million, increase in sales of bulk pharmaceuticals, including WelChol. The increase in sales of diagnostics products was attributable to a 17%, or $10.2 million, increase in clinical chemistry revenue resulting from our acquisition of Equal Diagnostics in July 2005. The increase in sales of bulk pharmaceuticals was primarily due to a 22%, or $7.2 million, increase in 2006, of bulk sales of and royalties earned on WelChol due to an increased demand from our U.S. marketing partner, Sankyo Pharma, Inc.

Service Revenue

        We derive service revenues primarily from the following sources:

  •
  sales of MACI, a proprietary cell therapy product for cartilage repair, in Europe and Australia, Carticel for the treatment of cartilage damage, and Epicel for the treatment of severe burns, all of which are included in our Biosurgery reporting segment; and

  •
  reproductive/genetics and pathology/oncology diagnostic testing services, which are included in our Genetics reporting segment.

        The following table sets forth our service revenue on a segment basis:

	2007	2006	2005	07/06 Increase/ (Decrease) % Change	06/05 Increase/ (Decrease) % Change
	(Amounts in thousands)
Biosurgery	$39,880	$39,458	$38,553	1%	2%
Genetics	285,114	240,857	222,328	18%	8%
Oncology	980	1,102	—	(11)%	N/A
Other	352	701	498	(50)%	41%

Total service revenue	$326,326	$282,118	$261,379	16%	8%

2007 As Compared to 2006

        Service revenue attributable to our Biosurgery reporting segment increased 1% to $39.9 million for 2007, as compared to 2006. The increase is primarily due to higher demand for Carticel, offset, in part, by a decline in sales of MACI.

        Service revenue attributable to our Genetics reporting segment increased 18% to $285.1 million for 2007, as compared to 2006. The increase was primarily attributable to continued growth in sales of genetic testing services as well as growth in the prenatal screening and diagnosis market.

2006 As Compared to 2005

        Service revenue attributable to our Biosurgery reporting segment increased 2% to $39.5 million for 2006, as compared to 2005. The increase is primarily due to a full year of MACI sales during 2006. We acquired MACI from Verigen in February 2005. In addition, sales of Epicel increased due to an increase in patient demand in 2006.

        Service revenue attributable to our Genetics reporting segment increased 8% to $240.9 million for 2006, as compared to 2005. The increase was primarily attributable to continued growth in sales of genetic testing services as well as the prenatal screening and diagnosis market.

International Product and Service Revenue

        A substantial portion of our revenue is generated outside of the United States. The following table provides information regarding the change in international product and service revenue as a percentage of total product and service revenue during the periods presented:

	2007	2006	2005	07/06 Increase/ (Decrease) % Change	06/05 Increase/ (Decrease) % Change
	(Amounts in thousands)
International product and service revenue	1,815,160	1,455,795	$1,215,621	25%	20%
% of total product and service revenue	48%	46%	45%

2007 As Compared to 2006

        The 25% increase to $1.8 billion for 2007 in international product and service revenue, as compared to 2006, is primarily due to a $311.4 million increase in the combined international sales of Renagel, Cerezyme, Fabrazyme and Myozyme primarily due to an increase in the number of patients using these products in the European Union, South America and the Asia-Pacific rim.

        The strengthening of foreign currencies, primarily the Euro and British pound sterling, against the U.S. dollar positively impacted total product and service revenue by $90.8 million in 2007, as compared to 2006.

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

Research and Development Revenue

        The following table sets forth our research and development revenue on a segment basis:

	2007	2006	2005	07/06 Increase/ (Decrease) % Change	06/05 Increase/ (Decrease) % Change
	(Amounts in thousands)
Therapeutics	$1,202	$1,068	$789	13%	35%
Transplant	180	—	30	NA	(100)%
Biosurgery	5,337	893	144	>100%	>100%
Oncology	18,421	10,208	10,978	80%	(7)%
Other	2,661	4,945	6,500	(46)%	(24)%
Corporate	1,614	372	1,719	>100%	(78)%

Total research and development revenue	$29,415	$17,486	$20,160	68%	(13)%

2007 As Compared to 2006

        Total research and development revenue increased $11.9 million in 2007, as compared to 2006, primarily due to increases in revenue recognized by our Biosurgery and Oncology reporting segments. Biosurgery research and development revenue primarily represents work related to dermal filler products as a result of new contracts entered into with Mentor Corporation in September 2006 and February 2007. Oncology research and development revenue in 2007 includes the reimbursement of research and development work related to alemtuzumab for the treatment of multiple sclerosis, for which there are no similar amounts in 2006. Other research and development revenue includes revenue related to our pharmaceuticals and cardiovascular businesses.

2006 As Compared to 2005

        Total research and development revenue decreased $2.7 million for 2006, as compared to 2005, primarily due to lower reimbursement revenue recognized by our cardiovascular business as a result of lower spending on MG Biotherapeutics, Inc., our joint venture with Medtronic, Inc., or Medtronic, due to the change in our scope of the joint venture. Oncology research and development revenue for the year ended December 31, 2006, includes research and development work related to alemtuzumab, for the treatment of multiple sclerosis, and Campath. Other research and development revenue includes revenue related to our pharmaceuticals and cardiovascular businesses.

MARGINS

        The components of our total margins are described in the following table:

	2007	2006	2005	07/06 Increase/ (Decrease) % Change	06/05 Increase/ (Decrease) % Change
	(Amounts in thousands)
Product margin	$2,742,274	$2,351,021	$1,991,126	17%	18%
% of total product revenue	79%	81%	81%
Service margin	$114,500	$82,835	$90,904	38%	(9)%
% of total service revenue	35%	29%	35%
Total product and service gross margin	$2,856,774	$2,433,856	$2,082,030	17%	17%
% of total product and service revenue	75%	77%	77%

Product Margin

2007 As Compared to 2006

        Our overall product margin increased $391.3 million, or 17%, in 2007, as compared to 2006. This is primarily due to:

  •
  increased margins for Hectorol and Renagel due to price increases, increased unit volume and increased efficiency at our global manufacturing facilities;

  •
  increased margins for Cerezyme, Fabrazyme and Thyrogen due to increased sales volume;

  •
  increased margins for Myozyme due to increased sales volume. We launched Myozyme in the European Union, the United States and Canada in 2006;

  •
  an increase in product margin for Seprafilm due to increased sales; and

  •
  an increase in product margin for our oncology business due to increased global sales of Campath and increased U.S. sales of Clolar.

These increases in product margin were partially offset by a $5.3 million increase in stock-based compensation expenses charged to cost of goods sold in 2007, as compared to 2006. In 2006, we began amortizing stock-based compensation expense capitalized to inventory based on margin turns.

        Total product margin as a percentage of total product revenue in 2007 decreased as compared to 2006 due to the change in product mix, principally the increase of sales of the lower margin Myozyme, and $20.9 million of manufacturing-related charges recorded in 2007 to write off and reserve for certain lots of our Thymoglobulin inventory which did not meet product specifications for saleable product.

        The amortization of product related intangible assets is included in amortization expense and, as a result, is excluded from cost of products sold and the determination of product margins.

2006 As Compared to 2005

        Our overall product margin increased $359.9 million, or 18%, for 2006, as compared to 2005. This is primarily due to:

  •
  improved margins for Renagel due to increased unit volume and increased efficiency at our global manufacturing facilities;

  •
  an increase in product margin for Cerezyme, Fabrazyme, Thyrogen, and Thymoglobulin due to increased sales and improved unit costs;

  •
  improved margins for Myozyme due to the launch of Myozyme in the European Union, United States and Canada in 2006;

  •
  a full year of Hectorol's margin contribution in 2006, as compared to six months in 2005 as a result of the acquisition of Bone Care in July 2005; and

  •
  an increase in product margin for our oncology business due to the increase in global sales of Campath and Clolar.

These increases in product margin were partially offset by stock-based compensation expenses of $12.0 million associated with our adoption of FAS 123R in 2006 for which there was no comparable amount in 2005.

        Total product margin as a percentage of product revenue for 2006 was consistent with 2005.

Service Margin

2007 As Compared to 2006

        Our overall service margin increased $31.7 million, or 38%, in 2007 as compared to 2006. This is primarily due to the increases in revenue recorded from our DNA and cancer testing services as well as the prenatal screening and diagnosis market.

        Total service margin as a percent of total service revenue increased in 2007, as compared to 2006, primarily due to increased productivity and efficiencies in lab operations for our Genetics reporting segment.

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

OPERATING EXPENSES

Selling, General and Administrative Expenses

        The following table provides information regarding the change in SG&A during the periods presented:

	2007	2006	2005	07/06 Increase/ (Decrease) % Change	06/05 Increase/ (Decrease) % Change
	(Amounts in thousands)
Selling, general and administrative expenses	$1,187,184	$1,010,400	$787,839	17%	28%
% of total revenue	31%	32%	29%

2007 As Compared to 2006

        SG&A increased $176.8 million in 2007, as compared to 2006, primarily due to spending increases of:

  •
  $19.1 million for Renal, primarily due to continued support of the growth in Renal's international business operations;

  •
  $34.2 million for Therapeutics, primarily due to costs incurred related to Myozyme's launch in additional countries during 2007;

  •
  $8.9 million for Transplant, primarily due to expenses incurred for pre-launch activities for Mozobil. Also contributing to this increase is spending on additional personnel to support the expansion of Thymoglobulin into new markets;

  •
  $16.7 million for Biosurgery, primarily due to sales force expansion;

  •
  $12.7 million for Genetics, primarily due to personnel additions;

  •
  $5.9 million for Oncology, primarily due to the inclusion of Bioenvision activities after the acquisition; and

  •
  $96.0 million for Corporate SG&A primarily due to a charge of $64.0 million recorded in June 2007 related to the final court approved settlement agreement of the litigation related to the consolidation of our former tracking stocks, and increased spending for information technology, legal expenses, employee recruiting and temporary help.

        These increases were partially offset in 2007 by decreases of:

  •
  $6.1 million for Genetics due to an adjustment in June 2007 to accruals related to our acquisition of the Physician Services and Analytical Services business units of IMPATH Inc. in May 2004; and

  •
  $15.6 million attributable to a decrease in stock-based compensation expenses charged to SG&A. In May 2007, in connection with a general grant to employees, we issued a combination of stock options and RSUs whereas in prior years we had only issued stock options for the general grant to employees. The fair value of our RSUs is the market value of Genzyme Stock on the date of grant. As a result, RSUs generate lower stock-based compensation expense than stock options, the fair value of which is determined using the Black-Scholes valuation model at the date of grant.

2006 As Compared to 2005

        SG&A increased $222.6 million for 2006, as compared to 2005, primarily due to increases of:

  •
  $26.8 million for Renal products, primarily due to our acquisition of Bone Care in July 2005 and continued support of Renal's international business operations growth;

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

Research and Development Expenses

        The following table provides information regarding the change in research and development expense during the periods presented:

	2007	2006	2005	07/06 Increase/ (Decrease) % Change	06/05 Increase/ (Decrease) % Change
	(Amounts in thousands)
Research and development expenses	$737,685	$649,951	$502,657	13%	29%
% of total revenue	19%	20%	18%

2007 As Compared to 2006

        Research and development expenses increased $87.7 million in 2007, as compared to 2006, primarily due to:

  •
  an increase of $56.7 million in spending on certain Therapeutics research and development programs, including a $25.0 million up-front payment paid to Ceregene in June 2007 in connection with our entry into a collaboration agreement for the development and commercialization of CERE-120, a gene therapy product for the treatment of Parkinson's disease;

  •
  an increase of $39.2 million in spending on Transplant research and development programs, primarily due to our acquisition of AnorMED in November 2006; and

  •
  an increase of $21.2 million in spending on Oncology research and development programs, primarily on alemtuzumab for the treatment of multiple sclerosis and Clolar for adult AML.

        These increases were partially offset by decreases of:

  •
  $7.7 million in spending on our Renal programs due to the termination of our collaboration with RenaMed, in February 2007;

  •
  $11.1 million in spending on certain Therapeutics research and development programs, including a $10.9 million decrease in spending due to the termination in February 2007 of our joint venture with Dyax Corp., or Dyax, for development of DX-88 for the treatment of hereditary angioedema, or HAE; and

  •
  $15.2 million for our Corporate research and development programs, primarily due to decreases of $7.1 million in stock-based compensation expenses attributable to the issuance of a combination of stock options and RSUs in connection with a general grant to employees in May 2007. In prior years, only stock options were awarded in the general grant to employees. The fair value of our RSUs is the market value of Genzyme Stock on the date of grant. As a result, RSUs generate lower stock-based compensation expense than stock options, the fair value of which is determined using the Black-Scholes valuation method at the date of grant.

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

  •
  a $19.5 million increase in spending on certain Therapeutics research and development programs including $7.3 million in spending for the Myozyme program due to FDA required post-marketing commitments and $8.9 million of spending for the Parkinson's disease program we acquired from Avigen;

  •
  a $7.9 million increase in spending on Transplant research and development programs, primarily due to our acquisition of AnorMED in November 2006;

  •
  a $10.2 million increase in spending on Biosurgery research and development programs, primarily on next generation orthopaedics products;

  •
  a $13.0 million increase in spending on Oncology research and development programs primarily on our Campath and Clolar product lines; and

  •
  an $84.6 million increase in spending on Corporate research and development programs primarily due to stock-based compensation expenses of $65.2 million recorded in 2006 related to our adoption of FAS 123R.

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

  •
  $5.6 million on our deferitrin (iron chelator) program due to the completion of our phase 1/2 study in 2005; and

  •
  $6.8 million from the consolidation of Dyax-Genzyme LLC. Spending decreased for DX-88 in both periods due to the completion of clinical trials.

Amortization of Intangibles

        The following table provides information regarding the change in amortization of intangibles expense during the periods presented:

	2007	2006	2005	07/06 Increase/ (Decrease) % Change	06/05 Increase/ (Decrease) % Change
	(Amounts in thousands)
Amortization of intangibles	$201,105	$209,355	$181,632	(4)%	15%
% of total revenue	5%	7%	7%

2007 As Compared to 2006

        Amortization of intangibles expense decreased $8.3 million for 2007, as compared to 2006, primarily due to customer lists related to our acquisition of Bone Care in July 2005, which became fully amortized in the first quarter of 2007.

        As discussed in Note H., "Goodwill and Other Intangible Assets," to our financial statements included in this report, we calculate amortization expense for the Synvisc sales and marketing rights we reacquired from Wyeth and the Myozyme patent and technology rights pursuant to a licensing agreement with Synpac by taking into account forecasted future sales of Synvisc and Myozyme, respectively and the resulting estimated future contingent payments we will be required to make to Wyeth and Synpac. As a result, we expect amortization of intangibles to fluctuate over the next five years based on these future contingent payments.

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

Purchase of In-Process Research and Development

        In connection with six of our acquisitions we completed between January 1, 2004 and December 31, 2007, we have acquired various IPR&D projects. Substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technological feasibility. In addition, once research is completed, each product candidate acquired will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue. We cannot give assurances that these programs will ever reach technological feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially adversely affected.

        The following table sets forth IPR&D projects for companies and certain assets acquired since 2004 (amounts in millions, except percent data):

Company/Assets Acquired	Purchase Price	IPR&D(1)	Programs Acquired	Discount Rate Used in Estimating Cash Flows(1)	Year of Expected Launch	Estimated Cost to Complete
Bioenvision (2007)	$349.9	$125.5	Evoltra (clofarabine)(2,5)	17%	2008-2010	$41

AnorMED (2006)	$589.2	$526.8	Mozobil (stem cell transplant)	15%	2009-2014	$125
		26.1	AMD070 (HIV)(3)	15%	—	$—

		$552.9

Avigen (2005)	$12.0	$7.0	AV201 (Parkinson's disease)	N/A	2016	$100

Bone Care (2005)	$712.3	$12.7	LR-103 (secondary hyperparathyroidism)(4)	25%	—	$—

Verigen (2005)	$12.7	$9.5	MACI (cartilage repair)	24%	2012-2014	$35

ILEX Oncology (2004)	$1,080.3	$96.9	Campath (alemtuzumab)(5)	11%	2011-2012	$53
		113.4	Clolar (clofarabine)(5)	12%	2008-2011	$131
		44.2	Tasidotin(6)	16%	—	$—

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

(2)
IPR&D charges totaled $125.5 million related to the acquisition of Bioenvision, of which $106.4 million was charged to IPR&D and $19.1 million was charged to equity in income of equity method investments.

(3)
Year of expected launch and estimated cost to complete data is not provided for AMD070 at this time because we are assessing our future plans for this program.

(4)
Year of expected launch and estimated cost to complete data is not provided for LR-103 at this time because this program is in its early stages and we are evaluating several potential applications for LR-103 to determine which application we shall pursue. Therefore, the year of expected launch and cost to complete cannot be determined.

(5)
Campath is currently marketed for the treatment of B-CLL and Clolar is marketed for the treatment of relapsed and refractory pediatric ALL. The IPR&D projects for Campath and Clolar are related to the development of these products for the treatment of other medical issues.

(6)
Year of expected launch and estimated cost to complete are not provided for tasidotin at this time because we are assessing our future plans for this program.

Charge for Impaired Goodwill

        We are required to perform impairment tests related to our goodwill under FAS 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. For 2007, we completed the required annual impairment tests for our $1.3 billion of goodwill that had been recorded as of September 30, 2007 and determined that no impairment charge was required. For 2006, we completed the required annual impairment tests for our $1.5 billion of goodwill that had been recorded as of September 30, 2006 and determined that the $219.2 million of goodwill assigned to our Genetics reporting unit was fully impaired. We discuss our assessment of goodwill for potential impairment under the heading "Critical Accounting Policies—Asset Impairments—Impairment of Goodwill" included in this report.

OTHER INCOME AND EXPENSES

	2007	2006	2005	07/06 Increase/ (Decrease) % Change	06/05 Increase/ (Decrease) % Change
	(Amounts in thousands)
Equity in income of equity method investments	$7,398	$15,705	$151	(53)%	>100%
Minority interest	3,932	10,418	11,952	(62)%	(13)%
Gains on investments in equity securities, net	13,067	73,230	5,698	(82)%	>100%
Other	(637)	(2,045)	(1,535)	(69)%	33%
Investment income	70,196	56,001	31,429	25%	78%
Interest expense	(12,147)	(15,478)	(19,638)	(22)%	(21)%

Total other income	$81,809	$137,831	$28,057	(41)%	>100%

2007 As Compared to 2006

Equity in Income of Equity Method Investments

        Under this caption, in 2007 and 2006 we recorded our portion of the results of our joint ventures with BioMarin and Medtronic, and our investments in Peptimmune, Inc., or Peptimmune, and in 2007, our initial investment in the common stock of Bioenvision.

        Equity in income of equity method investments decreased by 53% to $7.4 million in 2007, as compared to 2006, primarily due to charges totaling $21.1 million in 2007 related to our initial investment in the common stock of Bioenvision, which was accounted for under the equity method of accounting for the period from July 1, 2007 through October 22, 2007. These charges were offset, in part, by an $11.6 million increase in our portion of the net income of BioMarin/Genzyme LLC.

        Beginning January 1, 2008, as a result of our restructured relationship with BioMarin, we will no longer account for BioMarin/Genzyme LLC using the equity method of accounting.

Minority Interest

        Prior to February 20, 2007, as a result of our application of FIN 46R, "Consolidation of Variable Interest Entities," we consolidated the results of Dyax-Genzyme LLC and Excigen Inc. On February 20, 2007, we agreed with Dyax to terminate our participation and interest in Dyax-Genzyme LLC effective February 20, 2007. In connection with this termination, we made a capital contribution of approximately $17 million in cash to Dyax-Genzyme LLC and Dyax purchased our interest in the joint venture for 4.4 million shares of Dyax common stock, valued at $16.9 million, based on the closing price of Dyax common stock on February 23, 2007. We recorded Dyax's portion of this joint venture's losses as minority interest in our consolidated statements of operations through February 20, 2007. The results of Excigen were not significant.

Gains on Investments in Equity Securities, net

        We recorded the following realized gains on investments in equity securities, net of charges for impaired investments, during the periods presented (amounts in thousands):

	2007	2006
Gross gains on investments in equity securities:
THP	$10,848	$—
CAT	—	69,359
BioMarin	—	6,416
Other	2,219	2,848

Total gains on investments in equity securities	13,067	78,623
Less: charges for impaired investments	—	(5,393)

Gains on investments in equity securities, net	$13,067	$73,230

        In March 2007, we recorded a $10.8 million gain on the sale of our entire investment in the common stock of THP, which had a zero cost basis.

Investment Income

        Our investment income increased 25% to $70.2 million for 2007, as compared to $56.0 million for 2006, primarily due to an increase in the average portfolio yield and higher average cash balances.

Interest Expense

        Our interest expense decreased 22% to $12.1 million for 2007, as compared to $15.5 million for 2006, primarily due to a $5.3 million increase in capitalized interest, which resulted in a decrease in interest expense. This decrease was offset in part by a $3.1 million increase in interest expense in 2007 related to asset retirement obligations, for which there was no similar amount in 2006.

2006 As Compared to 2005

Equity in Income of Equity Method Investments

        Under this caption, in 2006 and 2005, we recorded our portion of the results of our joint ventures with BioMarin and Medtronic, and our investments in Peptimmune and THP.

        Equity in income of equity method investments increased more than 100% to $15.7 million in 2006, as compared to 2005, primarily due to an increase of $11.4 million in our portion of the net income of BioMarin/Genzyme LLC attributable to increased sales of Aldurazyme.

Minority Interest

        As a result of our application of FIN 46R, "Consolidation of Variable Interest Entities," we have consolidated the results of Dyax-Genzyme LLC and Excigen Inc. Our consolidated balance sheet as of December 31, 2006, includes assets related to Dyax-Genzyme LLC, which are not significant, and substantially all of which are lab equipment net of their associated accumulated depreciation. We have recorded Dyax's portion of this joint venture's losses as minority interest in our consolidated statements of operations. The results of Excigen were not significant.

Gross Gains on Investments in Equity Securities

        Gross gains on investments in equity securities increased $72.9 million in 2006, as compared to 2005, primarily due to $69.4 million of gains recorded in connection with the sale of our entire investment in CAT and a $6.4 million gain on the sale of our entire investment in BioMarin, for which there are no similar amounts in 2005.

        In April 2005, we sold our entire investment in the common stock of Theravance, Inc., or Theravance, for $4.5 million in cash. Our investment in Theravance had a zero cost basis and, as a result, we recorded a gain of $4.5 million in April 2005 related to this sale.

Charges for Impaired Investments

        We review the carrying value of each of our strategic investments in equity securities on a quarterly basis for potential impairment. Gains on investments in equity securities, net, includes charges for impaired investments of $5.4 million for 2006, including $2.5 million to write-off our investment in RenaMed and $2.2 million to write down our investment in ViaCell for which there were no comparable amounts in 2005. We concluded that it was unclear over what period the recovery of the stock prices for these investments would take place and that any evidence suggesting that the investment would recover to at least our historical cost was not sufficient to overcome the presumption that the current market price was the best indicator of the value of these investments.

Investment Income

        Our investment income increased 78% to $56.0 million for 2006, as compared to $31.4 million for 2005, primarily due to higher average cash balances and an increase in our average portfolio yield.

Interest Expense

        Our interest expense decreased 21% to $15.5 million for 2006, as compared to $19.6 million for 2005, primarily due to reduced interest expense of $2.2 million on our 2003 revolving credit facility, which we replaced with the 2006 credit facility in July 2006, and a $1.5 million decrease due to the payoff of a capital lease obligation related to our facilities in Waltham, Massachusetts in October 2005.

(Provision for) Benefit from Income Taxes

	2007	2006	2005	07/06 Increase/ (Decrease) % Change	06/05 Increase/ (Decrease) % Change
	(Amounts in thousands)
(Provision for) benefit from income taxes	$(255,481)	$35,881	$(187,430)	>100%	>(100)%
Effective tax rate	35%	(68)%	30%

        Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	For the Years Ended December 31,
	2007	2006	2005
Tax provision at U.S. statutory rate	35.0%	(35.0)%	35.0%
State taxes, net	0.7	(1.7)	1.6
Export sales benefits	—	(37.2)	(2.8)
Domestic manufacturing deduction	(0.5)	(15.5)	(1.2)
Goodwill impairment	—	19.6	—
Legal settlements	3.0	—	—
Audit settlements	0.5	(62.9)	—
Stock compensation	1.3	15.8	—
Tax credits	(3.5)	(30.5)	(4.1)
Foreign rate differential	(2.1)	76.0	0.1
Other	0.3	3.3	1.2

Effective tax rate	34.7%	(68.1)%	29.8%

        Our effective tax rate for 2007 was impacted by:

  •
  the charge for IPR&D of $106.4 million recorded in October 2007 in connection with our acquisition of Bioenvision, of which $100.3 million was deductible and taxed at rates other than the U.S. statutory income tax rate and $6.1 million was non-deductible;

  •
  non-deductible stock compensation expense of $32.0 million; and,

  •
  a non-deductible charge of $64.0 million for the settlement of the Biosurgery tracking stock suit in August 2007.

        Our effective tax rates for 2006 and 2005 were impacted by:

  •
  the deductible charge for IPR&D of $552.9 million recorded in November 2006 in connection with our acquisition of AnorMED, of which $195.7 million was taxed at rates other than the U.S. statutory tax rate;

  •
  non-deductible stock compensation expense in 2006 of $33.2 million;

  •
  a charge for impaired goodwill of $219.2 million recorded in September 2006, of which $29.5 million was not deductible for tax purposes;

  •
  the settlement of the 1996 to 1999 IRS audit and various state and foreign income tax audits. We recorded a $33.2 million tax benefit to our income tax provision primarily related to export sales benefits, tax credits and deductible intangibles from a prior period acquisition. In conjunction with those settlements, we reduced our tax reserves by approximately $13.1 million and recorded current and deferred tax benefits for the remaining portion of the settlement amounts; and

  •
  the non-deductible IPR&D charges of $22.2 million, of which $9.5 million was recorded in the first quarter of 2005 in connection with the acquisition of Verigen and $12.7 million was recorded in the third quarter of 2005 in connection with the acquisition of Bone Care.

In addition, our overall tax rate has changed significantly due to fluctuations in our income (loss) before taxes, which was $735.7 million in 2007, $(52.7) million in 2006, and $628.9 million in 2005.

        The impact of the adoption of FIN 48 effective January 1, 2007 is included in Note A., "Significant Accounting Policies-Income Taxes," included in this report.

        We are currently under IRS audit for tax years 2004 to 2005. We believe that we have provided sufficiently for all audit exposures. Favorable settlement of these audits or the expiration of the statute of limitations on the assessment of income taxes for any tax year may result in a reduction of future tax provisions. Any such benefit would be recorded upon final resolution of the audit or expiration of the applicable statute of limitations.

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

  •
  develop and scale-up manufacturing processes and validate facilities; and

  •
  pursue marketing authorization and other regulatory approvals and, in some countries, pricing approvals.

        This process is risky, expensive, and may take several years. We cannot guarantee that we will be able to successfully develop any product, or that we would be able to recover our development costs upon commercialization of a product that we successfully develop.

        Below is a brief description of our significant research and development programs:

Program	Program Description or Indication	Development Status at December 31, 2007	Year of Expected Product Launch
Renvela (sevelamer carbonate)	Control of serum phosphorus in patients with CKD on and off hemodialysis	Completed open-label study to compare powder to tablet formulation that showed the two formulations are equivalent in controlling serum phosphorus in hemodialysis patients. Commenced enrollment in trial for powder formulation to allow once daily dosing in 2006. Filed NDA with the FDA for approval for the control of serum phosphorus in patients with CKD on hemodialysis in December 2006. As of December 31, 2007 all trials to support the regulatory filing have been completed. We received FDA approval for End-stage renal disease (ESRD) tablet in October 2007 and have filed for approval in Brazil. We are preparing to file for approval in the European Union and other key markets throughout 2008.	2008
Fabrazyme	Fabry disease	Marketed in the European Union since 2001, the United States since 2003, and Japan since 2004; marketing approval received in 47 countries and commercial sales in 37 countries; several post-marketing commitments in Europe have been completed.	Product was launched in 2001

Myozyme	Pompe disease	Received marketing approval in the European Union in March 2006, in the United States in April 2006, in Canada in August 2006 and in Japan in April 2007; marketing approval received in 36 countries and commercial sales in 32 countries; several post-marketing commitments ongoing; regulatory submissions filed and under review in Switzerland, Argentina, Colombia, Australia and Korea with several more planned for submission in 2008.	Product was launched in 2006
GENZ-112638	Gaucher disease	Enrollment of patients in a phase 2 trial is complete.	2011
Aldurazyme	MPS I	Marketed in the United States and the European Union since 2003; marketing approval received in 54 countries and commercial sales in 37 countries; several post-marketing commitments ongoing.	Product was launched in 2003
Mozobil(1)	Improve the efficacy of stem cell transplantation in patients with blood cancers	Announced phase 3 trials in multiple myeloma and non-Hodgkin's lymphoma met their respective primary endpoints in August 2007. Plan to file for marketing authorizations in the United States in the first half of 2008 and in the European Union in the second half of 2008 for both indications.	2009 through 2014

Synvisc-One	Viscosupplementation products to treat osteoarthritis of the knee and other joints	We filed for marketing approval of single-injection Synvisc in the United States in the second quarter of 2007 and in the European Union in the third quarter of 2007. We received approval in the European Union in the fourth quarter of 2007. We expect to receive regulatory action on our application to market Synvisc-One in the United States in the second half of 2008.	2008
Sepra products	Next stage products to prevent surgical adhesions for various indications	Initiated two clinical studies for Sepraspray in the second half of 2007.	2009 through 2012
Campath(2)	B-CLL	The FDA granted front-line approval of Campath in CLL in the third quarter of 2007; phase 3 combination therapy trial in second-line CLL ongoing;	2009 through 2011
Alemtuzumab (Campath) MS(2)	Multiple Sclerosis	Data from phase 2 trial (CAMMS23) analyzed at the predefined 1 and 2 year interim analyses; began enrollment of two phase 3 trials in 2007. Expected completion of phase 3 trials in 2011 to 2012.	2012

Clolar/Evoltra (clofarabine)(2)	Pediatric and adult leukemias, myelodysplastic syndromes (MDS) and solid tumors	Phase 1/2 trial in pediatric acute leukemias: Phase 1 enrollment completed in 2007; phase 2 opened in late 2007. Phase 2 study in pediatric acute leukemias completed enrollment in 2007. Phase 2 study in treatment-naive adult leukemia completed enrollment in 2007; follow-up is ongoing. Phase 3 trial in relapsed refractory adult leukemia commenced in 2006 and enrollment is ongoing. Phase 1 trial in solid tumors completed enrollment and follow-up in 2007. Phase 2 trial in relapsed refractory MDS commenced enrollment in 2007 and is ongoing.	2008 through 2011; MDS is 2012

(1)
Program acquired in connection with the November 2006 acquisition of AnorMED.

(2)
Program acquired in connection with the December 2004 acquisition of ILEX Oncology, and with respect to clofarabine rights outside of North America, acquired in connection with the October 2007 acquisition of Bioenvision.

        The aggregate actual and estimated research and development expense for the programs described above is as follows (amounts in millions):

Costs incurred for the year ended December 31, 2006	$247.1
Costs incurred for the year ended December 31, 2007	$330.2
Cumulative costs incurred as of December 31, 2007	$1,466.1
Estimated costs to complete as of December 31, 2007	$1,400 to $1,700

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

Liquidity and Capital Resources

        We continue to generate cash from operations. We had cash, cash equivalents and short- and long-term investments of $1.5 billion at December 31, 2007 and $1.3 billion at December 31, 2006.

        The following is a summary of our statements of cash flows for 2007 and 2006.

Cash Flows from Operating Activities

        Cash flows from operating activities are as follows (amounts in thousands):

	2007	2006
Cash flows from operating activities:
Net income (loss)	$480,193	$(16,797)
Non-cash charges, net	556,341	978,677
Decrease in cash from working capital changes (excluding impact of acquired assets and assumed liabilities)	(117,862)	(73,311)

Cash flows from operating activities	$918,672	$888,569

        Cash provided by operating activities increased $30.1 million in 2007, as compared to 2006, primarily driven by a $497.0 million increase in earnings, excluding non-cash charges, offset, in part, by a decrease of $422.3 million in non-cash charges, net, and a $44.6 million increase in cash used for working capital. The decrease in non-cash charges, net, in 2007, as compared to 2006, is primarily attributable to:

  •
  a reduction of $446.6 million in IPR&D; and

  •
  a $219.2 million charge for impaired goodwill in 2006 for which there is no similar amount in 2007; offset, in part by

  •
  a $173.7 million decrease in deferred tax benefits and a $60.2 million decrease in gains on investments in equity securities.

Cash Flows from Investing Activities

        Cash flows from investing activities are as follows (amounts in thousands):

	2007	2006
Cash flows from investing activities:
Net sales of investments, excluding investments in equity securities	$205,614	$13,168
Net sales (purchases) of investments in equity securities	(1,282)	132,588
Purchases of property, plant and equipment	(412,872)	(333,675)
Acquisitions, net of acquired cash	(342,456)	(568,953)
Distributions from equity method investments	17,100	19,800
Payment of note receivable from Dyax Corp	7,771	—
Purchases of other intangible assets	(60,350)	(105,348)
Other investing activities	(4,581)	6,008

Cash flows from investing activities	$(591,056)	$(836,412)

        In 2007, we used a total of $815.7 million of cash to fund capital expenditures, acquisitions and purchases of intangible assets including:

  •
  approximately $17 million of cash for a capital contribution in connection with the termination of our participation and interest in Dyax-Genzyme LLC;

  •
  $412.9 million in cash to fund the purchase of property, plant and equipment, primarily related to the ongoing expansion of our manufacturing capacity in the Republic of Ireland, the United Kingdom and Belgium, the construction of a new research and development facility in Framingham, Massachusetts and capitalized costs of an internally developed enterprise software system for the Genetics business;

  •
  $288.6 million of cash to fund the acquisition of Bioenvision in October 2007;

  •
  $53.8 million of cash to fund the acquisition of certain diagnostic assets of DCL in December 2007; and

  •
  $60.4 million to purchase other intangible assets.

These decreases in cash were partially offset by cash provided by:

  •
  $205.6 million of cash received from the net sales of investments;

  •
  $17.1 million of cash distributions from our joint venture with BioMarin; and

  •
  $7.8 million of cash from Dyax, including $7.0 million to satisfy the outstanding principal balance due under the note receivable from Dyax and $0.8 million of accrued interest due under the note.

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

  •
  $19.8 million of cash distributions from our joint venture with BioMarin; and

  •
  $13.2 million in cash from the net sales of investments.

Cash Flows from Financing Activities

        Our cash flows from financing activities are as follows (amounts in thousands):

	2007	2006
Cash flows from financing activities:
Proceeds from issuance of common stock	$285,762	$158,305
Repurchases of common stock	(231,576)	—
Excess tax benefits from stock-based compensation	13,575	7,114
Payments of debt and capital lease obligations	(5,909)	(4,501)
Decrease in bank overdrafts	(5,910)	(21,124)
Minority interest contributions	3,979	11,153
Other financing activities	4,702	1,210

Cash flows from financing activities	$64,623	$152,157

        In May 2007, our board of directors authorized a stock repurchase program to repurchase up to an aggregate maximum amount of $1.5 billion or 20,000,000 shares of our outstanding common stock over the next three years, beginning in June 2007. The repurchases are being made from time to time and can be effectuated through open market purchases, privately negotiated transactions, transactions structured through investment banking institutions, or by other means, subject to management's discretion and as permitted by securities laws and other legal requirements. As of December 31, 2007, we had repurchased a total of 3.5 million shares of our common stock at an average price of $66.14 per share for a total of $231.6 million of cash, including fees.

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

Revolving Credit Facility

        In July 2006, we terminated our 2003 revolving credit facility and replaced it with a new five-year $350.0 million senior unsecured revolving credit facility with JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., as syndication agent, ABN AMRO Bank N.V., Citizens Bank of Massachusetts and Wachovia Bank, National Association, as co-documentation agents, and a syndicate of lenders, which we refer to as our 2006 revolving credit facility. The proceeds of loans under our 2006 revolving credit facility can be used to finance working capital needs and for general corporate purposes. Our 2006 revolving credit facility may be increased at any time by up to an additional $350.0 million in the aggregate, as long as no default or event of default has occurred or is continuing and certain other customary conditions are satisfied. Borrowings under our 2006 revolving credit facility will bear interest (at various rates depending on the nature of the loan).

        As of December 31, 2007, no amounts were outstanding under our 2006 revolving credit facility. The terms of our 2006 revolving credit facility include various covenants, including financial covenants that require us to meet minimum interest coverage ratios and maximum leverage ratios. As of December 31, 2007, we were in compliance with these covenants.

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

Contractual Obligations

        As of December 31, 2007, we had committed to make the following payments under contractual obligations (amounts in millions):

	Payments Due by Period
Contractual Obligations
	Total	2008		2009	2010	2011	2012	After 2012
Long-term debt obligations(1)	$698.0	$691.0	(1)	$1.1	$1.1	$1.1	$1.2	$2.5
Capital lease obligations(1)	180.4	15.5		15.5	15.4	15.4	15.5	103.1
Operating leases(1)	302.3	57.6		45.9	34.9	27.6	22.9	113.4
Contingent payments(2)	90.0	70.0		20.0	—	—	—	—
Interest obligations(3)	8.7	8.1		0.2	0.1	0.1	0.1	0.1
Defined pension benefit plans payments	24.8	1.3		1.6	1.5	1.7	2.0	16.7
Unconditional purchase obligations	234.4	50.8		47.2	48.4	48.7	39.3	—
Capital commitments(4)	867.6	526.5		251.6	77.3	12.2	—	—
Research and development agreements(5)	44.4	7.4		7.4	7.4	7.4	7.4	7.4

Total contractual obligations	$2,450.6	$1,428.2		$390.5	$186.1	$114.2	$88.4	$243.2

(1)
See Note L., "Long-term Debt and Leases" to our consolidated financial statements for additional information on long-term debt and lease obligations.

(2)
From time to time, as a result of mergers, acquisitions or license arrangements, we may enter into agreements under which we may be obligated to make contingent payments upon the occurrence of certain events, and/or royalties on sales of acquired products or distribution rights. The actual amounts for and the timing of contingent payments may depend on numerous factors outside of our control, including the success of our preclinical and clinical development efforts with respect to the products being developed under these agreements, the content and timing of decisions made by the United States Patent and Trademark Office, or USPTO, the FDA and other regulatory authorities, the existence and scope of third party intellectual property, the reimbursement and competitive landscape around these products, the volume of sales or gross margin of a product in a specified territory and other factors described under the heading "Risk Factors" below. Because we cannot predict with certainty the amount or specific timing of contingent payments, we have included amounts for contingent payments that we believe are probable of being paid in our contractual obligations table. See Note C., "Mergers and Acquisitions" to our consolidated financial statements for additional information on contingent payments resulting from our acquisitions of Verigen, Equal Diagnostics and the sales and marketing rights to Synvisc from Wyeth.

  Contingent payments also excludes any liabilities pertaining to uncertain tax positions as we cannot make a reliable estimate of the period of cash settlement with the respective taxing authorities. At December 31, 2007, we have approximately $31.1 million of long-term liabilities associated with uncertain tax positions.

(3)
Represents interest payment obligations related to our 1.25% convertible senior notes due December 2023 but callable beginning on December 1, 2008 and the promissory notes to three former shareholders of Equal Diagnostics.

(4)
Consists of contractual commitments to vendors that we have entered into as of December 31, 2007 related to our outstanding capital and internally developed software projects. Our estimated cost of completion for assets under construction as of December 31, 2007 is $867.6 million, as follows (amounts in millions):

Location	Cost to Complete at December 31, 2007
Framingham, Massachusetts, U.S.	$243.8
Westborough, Massachusetts, U.S. (primarily software development)	162.3
Lyon, France	134.4
Geel, Belgium	23.9
Waterford, Ireland	39.7
Allston, Massachusetts, U.S.	138.1
Ridgefield, New Jersey, U.S.	11.5
Haverhill, United Kingdom	7.2
Other	106.7

Total estimated cost to complete	$867.6

(5)
From time to time, we enter into agreements with third parties to obtain access to scientific expertise or technology that we do not already have. These agreements frequently require that we pay our licensor or collaborator a technology access fee, milestone payments upon the occurrence of certain events, and/or royalties on sales of products that utilize the licensed technology or arise out of the collaborative research. In addition, these agreements may call for us to fund research activities not being performed by us. The amounts indicated on the research and development agreements line of the contractual obligations table above represent committed funding obligations to our key collaborators under our significant development programs. Should we terminate any of our license or collaboration agreements, the funding commitments contained within them would expire. In addition, the actual amounts that we pay our licensors and collaborators will depend on numerous factors outside of our control, including the success of our preclinical and clinical development efforts with respect to the products being developed under these agreements, the content and timing of decisions made by the USPTO, the FDA and other regulatory authorities, the existence and scope of third party intellectual property, the reimbursement and competitive landscape around these products, and other factors described under the heading "Risk Factors" below.

Strategic Alliance with Isis

        On January 7, 2008, we entered into a strategic alliance with Isis, whereby we obtained an exclusive license to develop and commercialize mipomersen, a lipid-lowering drug targeting apolipoprotein B-100, for the treatment of familial hypercholesterolemia, or FH, an inherited disorder that causes exceptionally high levels of LDL-cholesterol. Initially, we will focus on developing mipomersen for patients with FH that are at significant cardiovascular risk as a result of being unable to achieve target cholesterol levels with statins alone or who are intolerant of statins. In February 2008, we paid Isis $150.0 million to purchase five million shares of Isis common stock for $30 per share. We are working with Isis to finalize the contracts under which we will develop and commercialize mipomersen.

Financial Position

        We believe that our available cash, investments and cash flows from operations will be sufficient to fund our planned operations and capital requirements for the foreseeable future. Although we currently have substantial cash resources and positive cash flow, we have used or intend to use substantial portions of our available cash and may make additional borrowings for:

  •
  product development and marketing;

  •
  payments related to the cash consideration due to the dissenting Bioenvision shareholders, the amount of which will be determined by the Delaware Court of Chancery;

  •
  business combinations and strategic business initiatives, including our strategic alliance with Isis;

  •
  the remaining $1.3 billion approved for our ongoing stock repurchase program over approximately the next 2.5 years;

  •
  expanding existing and constructing additional manufacturing facilities;

  •
  upgrading our information technology systems;

  •
  contingent payments under license and other agreements, including payments related to our formation of a strategic alliance with Isis in January 2008;

  •
  expanding staff; and

  •
  working capital and satisfaction of our obligations under capital and operating leases.

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

Off-Balance Sheet Arrangements

        We do not use special purpose entities or other off-balance sheet financing arrangements. We enter into guarantees in the ordinary course of business related to the guarantee of our own performance and the performance of our subsidiaries. In addition, we have joint ventures and certain other arrangements that are focused on research, development, and the commercialization of products. Entities falling within the scope of FIN 46R are included in our consolidated statements of operations if we qualify as the primary beneficiary. Entities not subject to consolidation under FIN 46R are accounted for under the equity method of accounting if our ownership percent exceeds 20% or if we exercise significant influence over the entity. We account for our portion of the income/losses of these entities in the line item "Equity in income of equity method investments" in our statements of operations. We also acquire companies in which we agree to pay contingent consideration based on attaining certain thresholds.

Recent Accounting Pronouncements

        FAS 157, "Fair Value Measurements." In September 2006, the FASB issued FAS 157, "Fair Value Measurements," which provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 establishes a common definition of fair value, provides a framework for measuring fair value under accounting principles generally accepted in the United States of America and expands disclosure requirements regarding fair value measurements. FAS 157 will be effective for us as of January 1, 2008. In February 2008, the FASB issued FASB Statement of Position, or FSP, No. 157-2 "Partial Deferral of the Effective Date of Statements 157," or FSP 157-2, which delays the effective date of FAS 157, for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financials statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. Although we will continue to evaluate the application of FAS 157, we do not believe adoption will have a material impact on our results of operations or financial position.

        FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115." In February 2007, the FASB issued FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115," which permits, but does not require, entities to measure certain financial instruments and other assets and liabilities at fair value on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected should be recognized in earnings at each subsequent reporting date. FAS 159 will be effective for us as of January 1, 2008. We do not expect the adoption of FAS 159 to have a material impact our financial position and results of operations.

        EITF Issue No. 07-1, "Accounting for Collaborative Arrangements." In December 2007, the EITF of the FASB reached a consensus on Issue No. 07-1, "Accounting for Collaborative Arrangements." The EITF concluded on the definition of a collaborative arrangement and that revenues and costs incurred with third parties in connection with collaborative arrangements would be presented gross or net based on the criteria in EITF 99-19 and other accounting literature. Based on the nature of the arrangement, payments to or from collaborators would be evaluated and its terms, the nature of the entity's business, and whether those payments are within the scope of other accounting literature would be presented. Companies are also required to disclose the nature and purpose of collaborative arrangements along with the accounting policies and the classification and amounts of significant financial-statement amounts related to the arrangements. Activities in the arrangement conducted in a separate legal entity should be accounted for under other accounting literature; however required disclosure under

EITF 07-1 applies to the entire collaborative agreement. EITF 07-1 is effective for us January 1, 2008 and is to be applied retrospectively to all periods presented for all collaborative arrangements existing as of the effective date. We do not expect the adoption of EITF 07-1 will have a material impact on our consolidated financial statements.

        EITF Issue No. 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities." In June 2007, the FASB ratified the EITF consensus reached in EITF Issue No. 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities," which provides guidance for nonrefundable prepayments for goods or services that will be used or rendered for future research and development activities and directs that such payments should be deferred and capitalized. Such amounts should be recognized as an expense as the goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered or the services rendered. EITF 07-3 is effective for us January 1, 2008 and will be applied prospectively to new contracts we enter into on or after that date. Earlier application is not permitted. We do not expect the adoption of EITF No. 07-3 to have a material impact on our financial position, results of operations or cash flows.

        FAS 141 (revised 2007), "Business Combinations." In December 2007, the FASB issued FAS 141 (revised 2007), "Business Combinations," or FAS 141R, which replaces FAS 141, "Business Combinations." FAS 141R retains the underlying concepts of FAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but FAS 141R changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; IPR&D will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

        FAS 141R is effective for us on a prospective basis for all business combinations for which the acquisition date is on or after January 1, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. FAS 141R amends FAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions completed prior to the effective date of FAS 141R would also apply the provisions of FAS 141R. Early adoption is not permitted. We are currently evaluating the effects, if any, that FAS 141R may have on our consolidated financial statements.

        FAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51." In December 2007, the FASB issued FAS 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51," which establishes new accounting and reporting standards that require the ownership interests in subsidiaries not held by the parent to be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent's equity. FAS 160 also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest, commonly referred to as the minority interest, to be clearly identified and presented on the face of the consolidated statement of income. Changes in a parent's ownership interest while the parent retains its controlling financial interest must be accounted for consistently, and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary must be initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any non-controlling equity investment. FAS 160 also requires entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. FAS 160 is effective for us January 1, 2009 and adoption is prospective only; however, upon adoption, presentation and disclosure requirements described above must be applied retrospectively for all periods presented in our financial statements. We are currently evaluating the effects, if any, that FAS 160 may have on our consolidated financial statements.

Market Risk

        We are exposed to potential loss from exposure to market risks represented principally by changes in interest rates and equity prices. At December 31, 2007, we held derivative contracts in the form of foreign exchange forward contracts. We also held a number of other financial instruments, including investments in marketable securities and we had debt securities outstanding. We do not hold derivatives or other financial instruments for speculative purposes.

Equity Price Risk

        We hold investments in a limited number of U.S. and European equity securities. We estimated the potential loss in fair value due to a 10% decrease in the equity prices of each marketable security held at December 31, 2007 to be $6.5 million, as compared to $4.2 million at December 31, 2006. The primary reason for the increase is due to the acquisition of 4.4 million shares of Dyax common stock for approximately $17 million in cash. This estimate assumes no change in foreign exchange rates from quarter-end spot rates and excludes any potential risk associated with securities that do not have readily determinable market value.

Interest Rate Risk

        We are exposed to potential loss due to changes in interest rates. Our principal interest rate exposure is to changes in U.S. interest rates. Instruments with interest rate risk include short- and long-term investments in fixed income securities. Other exposures to interest rate risk include fixed rate convertible debt and other fixed rate debt. To estimate the potential loss due to changes in interest rates, we performed a sensitivity analysis using the instantaneous adverse change in interest rates of 100 basis points across the yield curve.

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

        On this basis, we estimate the potential loss in fair value that would result from a hypothetical 1% (100 basis points) decrease in interest rates to be $3.3 million as of December 31, 2007, as compared to $4.2 million as of December 31, 2006.

Foreign Exchange Risk

        As a result of our worldwide operations, we may face exposure to adverse movements in foreign currency exchange rates, primarily to the Euro, British pound and Japanese yen. Exposures to currency fluctuations that result from sales of our products in foreign markets are partially offset by the impact of currency fluctuations on our international expenses. We use forward foreign exchange contracts to further reduce our exposure to changes in exchange rates. We also hold a limited amount of foreign cash and foreign currency denominated equity securities.

        As of December 31, 2007, we estimate the potential loss in fair value of our foreign currency contracts, foreign cash, and foreign equity holdings that would result from a hypothetical 10% adverse change in exchange rates to be $36.2 million, as compared to $34.2 million as of December 31, 2006. The change from the prior period is primarily due to an increase in our net foreign currency exposure.

Risk Factors

        Our future operating results could differ materially from the results described in this report due to the risks and uncertainties related to our business, including those discussed below.

Our financial results are highly dependent on sales of Cerezyme.

        We generate a significant portion of our revenue from sales of Cerezyme, our enzyme-replacement product for patients with Gaucher disease. Sales of Cerezyme totaled $1.1 billion for the year ended December 31, 2007, representing approximately 30% of our total revenue. Because our business is highly dependent on Cerezyme, negative trends in revenue from this product could have a significant adverse effect on our results of operations and cause the value of our securities to decline substantially. We will lose revenue if alternative treatments gain commercial acceptance, if our marketing activities are restricted, or if reimbursement is limited. In addition, the patient population with Gaucher disease is not large. Because a significant percentage of that population already uses Cerezyme, opportunities for future sales growth are constrained. Furthermore, changes in the methods for treating patients with Gaucher disease, including treatment protocols that combine Cerezyme with other therapeutic products or reduce the amount of Cerezyme prescribed, could limit growth, or result in a decline, in Cerezyme sales.

If we fail to increase sales of several existing products and services, we will not meet our financial goals.

        Over the next few years, our success will depend substantially on our ability to increase revenue from our existing products and services. These products and services include Renagel, Renvela, Synvisc, Synvisc-One, Fabrazyme, Myozyme, Hectorol, Thymoglobulin, Thyrogen, Clolar, Campath, Aldurazyme and diagnostic testing services. Our ability to increase sales will depend on a number of factors, including:

  •
  acceptance by the medical community of each product or service;

  •
  the availability of competing treatments that are deemed more efficacious, more convenient to use, or more cost effective;

  •
  our ability, and the ability of our collaborators, to efficiently manufacture sufficient quantities of each product to meet demand and to do so in a cost efficient manner;

  •
  regulation by the U.S. Food and Drug Administration, commonly referred to as the FDA, and the European Agency for the Evaluation of Medicinal Products, or EMEA, and other regulatory authorities of these products and the facilities and processes used to manufacture these products;

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

        Part of our growth strategy involves conducting additional clinical trials to support approval of expanded uses of some of our products, including Clolar and alemtuzumab, pursuing marketing approval for our products in new jurisdictions and developing next generation products such as Renvela and Synvisc-One. The success of this component of our growth strategy will depend on the outcome of these additional clinical trials, the content and timing of our submissions to regulatory authorities and whether and when those authorities determine to grant approvals.

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

        Renagel competes with two other products approved in the United States for the control of elevated phosphorus levels in patients with chronic kidney failure on hemodialysis. Fresenius Medical Care markets PhosLo®, a calcium-based phosphate binder. Shire Pharmaceuticals Group plc, or Shire, markets Fosrenol®, a non-calcium based phosphate binder. Amgen, Inc. recently acquired Ilypsa and its product candidate, ILY101, a polymeric phosphate binder that completed a phase 2 trial in CKD patients on dialysis. Renagel also competes with over-the-counter calcium carbonate products such as TUMS® and metal-based options such as aluminum and magnesium.

        UCB S.A. has developed Zavesca®, a small molecule drug for the treatment of Gaucher disease, the disease addressed by Cerezyme. Zavesca has been approved in the United States, European Union and Israel as an oral therapy for use in patients with mild to moderate Type 1 Gaucher disease for whom enzyme replacement therapy is unsuitable. In addition, Shire reported top-line data from a phase 1/2 clinical trial for its gene-activated glucocerebrosidase program, also to treat Gaucher disease, and initiated phase 3 studies in July 2007. Protalix Biotherapeutics Ltd. initiated a phase 3 trial for plant-derived enzyme replacement therapy to treat Gaucher disease in the third quarter of 2007. Amicus Therapeutics, Inc., or Amicus, is conducting phase 2 trials for oral chaperone medication to treat Gaucher disease. We are also aware of other development efforts aimed at treating Gaucher disease.

        Outside the United States, Shire is marketing Replagal, a competitive enzyme replacement therapy for Fabry disease which is the disease addressed by Fabrazyme. In addition, while Fabrazyme has received orphan drug designation, which provides us with seven years of market exclusivity for the product in the United States, other companies may seek to overcome our market exclusivity and, if successful, compete with Fabrazyme in the United States. Amicus has initiated phase 2 trials for an oral chaperone medication to treat Fabry disease. We are aware of other development efforts aimed at treating Fabry disease.

        Current competition for Synvisc and Synvisc-One includes Supartz®, a product manufactured by Seikagaku Kogyo that is sold in the United States by Smith & Nephew Orthopaedics and in Japan by Kaken Pharmaceutical Co. under the name Artz®; Hyalgan®, produced by Fidia Farmaceutici S.p.A. and marketed in the United States by Sanofi-Aventis; Orthovisc®, produced by Anika Therapeutics, Inc., and marketed in the United States by Johnson & Johnson's Mitek division and marketed outside the United States through distributors; Euflexxa™, a product manufactured and sold by Ferring Pharmaceuticals and marketed in the United States and Europe; and Durolane®, manufactured by Q-Med AB and distributed outside the United States by Smith & Nephew

Orthopedics. Durolane and Euflexxa are produced by bacterial fermentation, which may provide these products a competitive advantage over avian-sourced Synvisc and Synvisc-One. We are aware of various viscosupplementation products on the market or in development, but are unaware of any products that have physical properties of viscosity, elasticity or molecular weight comparable to those of Synvisc and Synvisc-One. Furthermore, several companies market products that are not viscosupplementation products but which are designed to relieve the pain associated with osteoarthritis. Synvisc and Synvisc-One will have difficulty competing with any of these products to the extent the competitive products are considered more efficacious, less burdensome to administer or more cost-effective.

        Myozyme has marketing exclusivity in the United States until 2013 and in the European Union until 2016 due to its orphan drug status. Amicus Therapeutics has completed two phase 1 clinical studies for a small molecule treatment for Pompe disease and has announced their plans to initiate a phase 2 clinical trial in early 2008.

        Several companies market products that, like Thymoglobulin, are used for the prevention and treatment of acute rejection in renal transplant. These products include Novartis' Simulect® and Pfizer Inc.'s ATGAM®. Competition in the acute transplant rejection market is driven largely by product efficacy due to the potential decreased long-term survival of transplanted organs as the result of an acute organ rejection episode.

        The examples above are illustrative and not exhaustive. Almost all of our products and services face competition. Furthermore, the field of biotechnology is characterized by significant and rapid technological change. Discoveries by others may make our products or services obsolete. For example, competitors may develop approaches to treating LSDs that are more effective, convenient or less expensive than our products and product candidates. Because a significant portion of our revenue is derived from products that address this class of diseases and a substantial portion of our expenditures is devoted to developing new therapies for this class of diseases, such a development would have a material negative impact on our results of operations.

If we fail to obtain and maintain adequate levels of reimbursement for our products from third party payors, the commercial potential of our products will be significantly limited.

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

  •
  develop and scale-up manufacturing processes; and

  •
  pursue marketing approvals and, in some jurisdictions, pricing and reimbursement approvals.

        This process involves a high degree of risk and takes many years. Our product development efforts with respect to a product candidate may fail for many reasons, including:

  •
  failure of the product candidate in preclinical studies;

  •
  difficulty enrolling patients in clinical trials, particularly for disease indications with small patient populations;

  •
  patients exhibiting adverse reactions to the product candidate or indications of other safety concerns;

  •
  insufficient clinical trial data to support the effectiveness of the product candidate;

  •
  our inability to manufacture sufficient quantities of the product candidate for development or commercialization activities in a timely and cost-efficient manner;

  •
  our failure to obtain the required regulatory approvals for the product candidate, the facilities or the process used to manufacture the product candidate; or

  •
  changes in the regulatory environment, including pricing and reimbursement, that make development of a new product or indication no longer desirable.

        Few research and development projects result in commercial products, and success in preclinical studies or early clinical trials often is not replicated in later studies. For example, in our phase 3 trial known as the Polymer Alternative for CDAD treatment (PACT) study, tolevamer did not meet its primary endpoint. In our pivotal study of hylastan for treatment of patients with osteoarthritis of the knee, hylastan did not meet its primary endpoint. We may decide to abandon development of a product or service candidate at any time or we may be required to expend considerable resources repeating clinical trials or conducting additional trials, either of which would increase costs of development and delay any revenue from those product candidates.

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

        We produce relatively small amounts of material for research and development activities and pre-clinical trials. Even if a product candidate receives all necessary approvals for commercialization, we may not be able to successfully scale-up production of the product material at a reasonable cost or at all and we may not receive manufacturing approvals in sufficient time to meet product demand.

        If we are able to grow sales of our products, we may have difficulty managing inventory levels. Marketing new therapies is a complicated process, and gauging future demand is difficult. With Renagel, for example, we have encountered problems in the past managing inventory levels at wholesalers. Comparable problems may arise with any of our products, particularly during market introduction.

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

        We may encounter problems assimilating operations acquired in business combination transactions. These transactions often entail the assumption of unknown liabilities, the loss of key employees, and the diversion of management attention. Furthermore, in any business combination, including our acquisitions of AnorMED and Bioenvision, there is a substantial risk that we will fail to realize the benefits we anticipated when we decided to undertake the transaction. We have in the past taken significant charges for impaired goodwill and for impaired assets acquired in business combination transactions. We may be required to take similar charges in the future.

Manufacturing problems may cause product launch delays, inventory shortages, recalls and unanticipated costs.

        In order to generate revenue from our approved products, we must be able to produce sufficient quantities of the products. Many of our products are difficult to manufacture. Our products that are biologics, for example, require product characterization steps that are more onerous than those required for most chemical pharmaceuticals. Accordingly, we employ multiple steps to attempt to control the manufacturing processes. Minor deviations in these manufacturing processes could result in unacceptable changes in the products that result in lot failures, product recalls, product liability claims and insufficient inventory.

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

        Manufacturing is also subject to extensive government regulation. Regulatory authorities must approve the facilities in which human healthcare products are produced and those facilities are subject to ongoing inspections. In addition, changes in manufacturing processes may require additional regulatory approvals. Obtaining and maintaining these regulatory approvals could cause us to incur significant additional costs and lose revenue. For example, we have had to transition U.S. Myozyme patients to a clinical access program because we have not yet received FDA approval of our larger-scale manufacturing process for Myozyme. This has had an adverse effect on our revenues for the product and will continue to have an adverse effect until we receive regulatory approval. Furthermore, any third party we use to manufacture, fill-finish or package our products to be sold must also be licensed by the applicable regulatory authorities. As a result, alternative third party providers may not be readily available on a timely basis.

        Additionally, in 2007, we wrote off or reserved for $20.9 million worth of Thymoglobulin finished goods inventory for failure to meet our internal specifications for saleable product. We will continue to closely monitor our inventory levels and intend to manage production to maintain adequate supply levels in 2008.

Guidelines and recommendations published by various organizations can reduce the use of our products.

        Professional societies, practice management groups, private health/science foundations, and organizations involved in various diseases may publish guidelines or recommendations to the healthcare and patient communities from time to time. Recommendations of government agencies or these other groups/organizations may relate to such matters as usage, dosage, route of administration, cost-effectiveness, and use of related therapies. Organizations like these have in the past made recommendations about our products and products of our competitors. Recommendations or guidelines that are followed by patients and healthcare providers could result in decreased use of our products. The perception by the investment community or shareholders that recommendations or guidelines will result in decreased use of our products could adversely affect prevailing market price for our common stock. In addition, our success also depends on our ability to educate patients and healthcare providers about our products and their uses. If these education efforts are not effective, then we may not be able to increase the sales of our existing products or successfully introduce new products to the market.

We rely on third parties to provide us with materials and services in connection with the manufacture of our products.

        Certain materials necessary for commercial production of our products, including specialty chemicals and components necessary for manufacture, fill-finish and packaging, are provided by unaffiliated third party suppliers. In some cases, such materials are specifically cited in our marketing application with regulatory authorities so that they must be obtained from that specific source unless and until the applicable authority approved another supplier. In addition, there may only be one available source for a particular chemical or component. For example, we acquire polyalylamine (PAA), used in the manufacture of Renagel, Renvela, Cholestagel and WelChol, from Cambrex Charles City, Inc., the only source for this material currently qualified in our FDA drug applications for these products. Our suppliers also may be subject to FDA regulations or the regulations of other governmental agencies outside the United States regarding manufacturing practices. We may be unable to manufacture our products in a timely manner or at all if these third party suppliers were to cease or interrupt production or otherwise fail to supply these materials or products to us for any reason, including due to regulatory requirements or actions, adverse financial developments at or affecting the supplier, or labor shortages or disputes.

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

  •
  suspending product sales, imports and/or exports;

  •
  requiring us to communicate with physicians and other customers about concerns related to potential safety, efficacy, and other issues involving Genzyme products;

  •
  mandating product recalls; and

  •
  seizing products.

        Furthermore, the FDA and comparable foreign regulatory agencies may require post-marketing clinical trials or patient outcome studies. We have agreed with the FDA, for example, to a number of post-marketing commitments as a condition to U.S. marketing approval for Fabrazyme, Aldurazyme and Myozyme. In addition, regulatory agencies subject a marketed therapy, its manufacturer and the manufacturer's facilities to continual review and periodic inspections. The discovery of previously unknown problems with a therapy or the facility or process used to produce the therapy could prompt a regulatory authority to impose restrictions on us, or could cause us to voluntarily adopt such restrictions, including withdrawal of one or more of our products or services from the market. For example, we received a warning letter from the FDA in September 2007 that addresses certain of our manufacturing procedures in our Thymoglobulin production facility in Lyon, France. The FDA has accepted our response to the warning letter and we continue to work to optimize our processes at this plant.

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

        We are also currently involved in litigation matters and investigations that do not involve intellectual property claims and may be subject to additional actions in the future. For example, the federal government, state governments and private payors are investigating and have begun to file actions against numerous pharmaceutical and biotechnology companies, including Genzyme, alleging that the companies have overstated prices in order to inflate reimbursement rates. Domestic and international enforcement authorities also have instituted actions under healthcare "fraud and abuse" laws, including anti-kickback and false claims statutes. Moreover, individuals who use our products or services, including our diagnostic products and genetic testing services, sometimes bring product and professional liability claims against us or our subsidiaries.

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

        We have only limited amounts of insurance, which may not provide coverage to offset a negative judgment or a settlement payment. We may be unable to obtain additional insurance in the future, or we may be unable to do so on acceptable terms. Our insurers may dispute our claims for coverage. For example, we have submitted claims to our insurers for reimbursement of portions of the expenses incurred in connection with the litigation and settlement related to the consolidation of our tracking stock and are seeking coverage for the settlement. The insurer has purported to deny coverage. Any additional insurance we do obtain may not provide adequate coverage against any asserted claims.

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

        Our international operations accounted for approximately 48% of our consolidated product and service revenues for the year ended December 31, 2007. We expect that international product and service sales will continue to account for a significant percentage of our revenues for the foreseeable future. In addition, we have direct investments in a number of subsidiaries outside of the United States.

Our international sales and operations could be limited or disrupted, and the value of our direct investments may be diminished, by any of the following:

  •
  economic problems that disrupt foreign healthcare payment systems;

  •
  the imposition of governmental controls, including foreign exchange and currency restrictions;

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

  •
  longer payment cycles.

        Our operations and marketing practices are also subject to regulation and scrutiny by the governments of the other countries in which we operate. In addition, the United States Foreign Corrupt Practices Act prohibits U.S. companies and their representatives from offering, promising, authorizing or making payments to foreign officials for the purpose of obtaining or retaining business abroad. Failure to comply with domestic or foreign laws could result in various adverse consequences, including possible delay in the approval or refusal to approve a product, recalls, seizures, withdrawal of an approved product from the market, and/or the imposition of civil or criminal sanctions.

Our international sales are subject to fluctuations in currency exchange rates.

        A significant portion of our business is conducted in currencies other than our reporting currency, the U.S. dollar. We recognize foreign currency gains or losses arising from our operations in the period in which we incur those gains or losses. As a result, currency fluctuations among the U.S. dollar and the currencies in which we do business have caused foreign currency translation gains and losses in the past and will likely do so in the future. Because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we may suffer significant foreign currency translation losses in the future due to the effect of exchange rate fluctuations.

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

Some of our products may face competition from lower cost generic or follow-on products in the future.

        Some of our drug products, for example Renagel, Renvela, Clolar and Hectorol, are approved under provisions of the United States Food, Drug and Cosmetic Act that render them susceptible to potential competition from generic manufacturers via the Abbreviated New Drug Application (ANDA) procedure. Generic manufacturers pursuing ANDA approval are not required to conduct costly and time-consuming clinical trials to establish the safety and efficacy of their products; rather, they are permitted to rely on the innovators data regarding safety and efficacy. Thus, generic manufacturers can sell their products at prices much lower than those charged by the innovative pharmaceutical companies who have incurred substantial expenses associated with the research and development of the drug product.

        The ANDA procedure includes provisions allowing generic manufacturers to challenge the effectiveness of the innovator's patent protection long prior to the generic manufacturer actually commercializing their products—the so-called "Paragraph IV" certification procedure. In recent years, generic manufacturers have used Paragraph IV certifications extensively to challenge patents on a wide array of innovative pharmaceuticals, and we expect this trend to continue and to implicate drug products with even relatively small total revenues.

        Other of our products, including Cerezyme, Fabrazyme, Aldurazyme, Myozyme and Campath (so-called "biotech drugs") are not currently considered susceptible to an abbreviated approval procedure, either due to current United States law or FDA practice in approving biologic products. However, the United States Congress is expected to continue to explore, and ultimately enact, legislation that would establish a procedure for the FDA to accept ANDA-like abbreviated applications for the approval of "follow-on", "biosimilar" or "comparable" biotech drugs. Such legislation has already been adopted in the European Union.

        A generic manufacturer has filed an ANDA seeking to market a generic version of Hectorol prior to the expiration dates of our patents covering that product. If this or any other manufacturer were to receive approval to sell a generic or follow-on version of one of our products, that product would become subject to increased competition and our revenues for that product would likely be impacted negatively.

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

Importation of products may lower the prices we receive for our products.

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

        On September 27, 2007, the Food and Drug Administration Amendments Act of 2007 (the "FDAAA") was enacted, giving the FDA enhanced post-market authority, including the authority to require post-market studies and clinical trials, labeling changes based on new safety information, and compliance with risk evaluation and mitigation strategies approved by the FDA. The FDA's exercise of its new authority could result in delays or increased costs during the period of product development, clinical trials and regulatory review and approval, increased costs to assure compliance with new post-approval regulatory requirements, and potential restrictions on the sale of approved products.

If our strategic alliances are unsuccessful, our operating results will be negatively impacted.

        Several of our strategic initiatives involve alliances with other biotechnology and pharmaceutical companies, including a collaboration with BioMarin Pharmaceutical Inc. with respect to Aldurazyme. The success of these arrangements is largely dependent on technology and other intellectual property contributed by our strategic partners or the resources, efforts, and skills of our partners. Disputes and difficulties in such relationships are common, often due to conflicting priorities or conflicts of interest. Merger and acquisition activity may exacerbate these conflicts. The benefits of these alliances are reduced or eliminated when strategic partners:

  •
  terminate the agreements or limit our access to the underlying intellectual property;

  •
  fail to devote financial or other resources to the alliances and thereby hinder or delay development, manufacturing or commercialization activities;

  •
  fail to successfully develop, manufacture or commercialize any products; or

  •
  fail to maintain the financial resources necessary to continue financing their portion of the development, manufacturing, or commercialization costs of their own operations.

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

        As of December 31, 2007, we had $1.5 billion in cash, cash equivalents and short- and long-term investments, excluding our investments in equity securities.

        We intend to use substantial portions of our available cash for:

  •
  product development and marketing;

  •
  payments related to the cash consideration due to the dissenting Bioenvision shareholders, the amount of which will be determined by the Delaware Court of Chancery;

  •
  business combinations and strategic business initiatives, including our strategic alliance with Isis;

  •
  the remaining $1.3 billion approved for our ongoing stock repurchase program over approximately the next 2.5 years;

  •
  upgrading our information technology systems;

  •
  expanding existing and constructing additional manufacturing facilities;

  •
  expanding staff; and

  •
  working capital and satisfaction of our obligations under capital and operating leases.

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

        As of December 31, 2007, we had $698.0 million of outstanding indebtedness, excluding capital leases. We may incur additional indebtedness in the future. Our level of indebtedness will have several important effects on our future operations, including:

  •
  increasing our vulnerability to adverse changes in general economic and industry conditions; and

  •
  limiting our ability to obtain additional financing for capital expenditures, acquisitions and general corporate and other purposes.

        Our ability to make payments and interest on our indebtedness depends upon our future operating results and financial performance.

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

        Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework provided in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

        We have excluded the acquisition of Bioenvision from our assessment of internal controls over financial reporting as of December 31, 2007, because we acquired Bioenvision in a purchase business combination during 2007. The Bioenvision business is a component of our Oncology reporting segment and the Bioenvision business represents less than 2% of our consolidated assets as of December 31, 2007 and has insignificant revenue for the year ended December 31, 2007.

        The effectiveness of our internal controls over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Genzyme Corporation:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Genzyme Corporation and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        As discussed in Note M. to the consolidated financial statements, in 2006 the Company changed its method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123R, "Share-Based Payment." As discussed in Note O., "Income Taxes," to the consolidated financial statements, in 2007 the Company changed its accounting for uncertain tax portions in accordance with Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109."

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

        As described in "Management's Report on Internal Control Over Financial Reporting," management has excluded Bioenvision, Inc. from its assessment of internal control over financial reporting as of December 31, 2007 because it was acquired by the Company in a purchase business combination during 2007. We have also excluded Bioenvision, Inc. from our audit of internal control over financial reporting. Bioenvision, Inc. is a component of the Company's Oncology reporting segment and the Bioenvision business represents less than 2% of the Company's total assets as of December 31, 2007 and less than 1% of revenues for the year ended December 31, 2007.

/s/ PricewaterhouseCoopers LLP Boston, Massachusetts February 29, 2008

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income

(Amounts in thousands, except per share amounts)

	For the Years Ended December 31,
	2007	2006	2005
Revenues:
Net product sales	$3,457,778	$2,887,409	$2,453,303
Net service sales	326,326	282,118	261,379
Research and development revenue	29,415	17,486	20,160

Total revenues	3,813,519	3,187,013	2,734,842

Operating costs and expenses:
Cost of products sold	715,504	536,388	462,177
Cost of services sold	211,826	199,283	170,475
Selling, general and administrative	1,187,184	1,010,400	787,839
Research and development	737,685	649,951	502,657
Amortization of intangibles	201,105	209,355	181,632
Purchase of in-process research and development	106,350	552,900	29,200
Charge for impaired goodwill	—	219,245	—

Total operating costs and expenses	3,159,654	3,377,522	2,133,980

Operating income (loss)	653,865	(190,509)	600,862

Other income (expenses):
Equity in income of equity method investments	7,398	15,705	151
Minority interest	3,932	10,418	11,952
Gains on investments in equity securities, net	13,067	73,230	5,698
Other	(637)	(2,045)	(1,535)
Investment income	70,196	56,001	31,429
Interest expense	(12,147)	(15,478)	(19,638)

Total other income	81,809	137,831	28,057

Income (loss) before income taxes	735,674	(52,678)	628,919

(Provision for) benefit from income taxes	(255,481)	35,881	(187,430)

Net income (loss)	$480,193	$(16,797)	$441,489

Net income (loss) per share:
Basic	$1.82	$(0.06)	$1.73

Diluted	$1.74	$(0.06)	$1.65

Weighted average shares outstanding:
Basic	263,895	261,624	254,758

Diluted	280,767	261,624	272,224

Comprehensive income (loss), net of tax:
Net income (loss)	$480,193	$(16,797)	$441,489

Other comprehensive income (loss):
Foreign currency translation adjustments	149,425	130,500	(122,568)

Gain (loss) on affiliate sale of stock, net of tax	(72)	817	996

Pension liability adjustments, net of tax	1,056	(8,564)	(4,627)

Other, net of tax	—	(680)	561

Unrealized gains (losses) on securities, net of tax:
Unrealized gains (losses) arising during the period, net of tax	18,050	41,504	(15,182)
Reclassification adjustment for gains included in net income (loss), net of tax	(8,586)	(45,065)	(898)

Unrealized gains (losses) on securities, net of tax	9,464	(3,561)	(16,080)

Other comprehensive income (loss)	159,873	118,512	(141,718)

Comprehensive income	$640,066	$101,715	$299,771

The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(Amounts in thousands, except par value amounts)

	December 31,
	2007	2006
ASSETS
Current assets:
Cash and cash equivalents	$867,012	$492,170
Short-term investments	80,445	119,894
Accounts receivable, net	904,101	746,746
Inventories	439,115	374,644
Prepaid expenses and other current assets	154,183	119,122
Deferred tax assets	164,341	136,925

Total current assets	2,609,197	1,989,501
Property, plant and equipment, net	1,968,402	1,610,593
Long-term investments	512,937	673,540
Notes receivable—related party	—	7,290
Goodwill	1,403,828	1,298,781
Other intangible assets, net	1,555,652	1,492,038
Deferred tax assets	95,664	—
Investments in equity securities	89,181	66,563
Other noncurrent assets	66,880	52,882

Total assets	$8,301,741	$7,191,188

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$128,380	$98,063
Accrued expenses	645,645	477,442
Income taxes payable	18,479	54,853
Deferred revenue and other income	13,277	14,855
Current portion of long-term debt and capital lease obligations	696,625	6,226

Total current liabilities	1,502,406	651,439
Long-term debt and capital lease obligations	113,748	119,803
Convertible notes	—	690,000
Deferred revenue—noncurrent	16,662	6,675
Deferred tax liabilities	—	10,909
Other noncurrent liabilities	55,988	51,651

Total liabilities	1,688,804	1,530,477
Commitments and contingencies
Stockholders' equity:
Preferred stock, $0.01 par value	—	—
Common stock, $0.01 par value	2,660	2,630
Additional paid-in capital	5,385,154	5,106,274
Notes receivable from stockholders	(15,670)	(15,057)
Accumulated earnings	826,715	312,659
Accumulated other comprehensive income	414,078	254,205

Total stockholders' equity	6,612,937	5,660,711

Total liabilities and stockholders' equity	$8,301,741	$7,191,188

The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2007	2006	2005
Cash Flows from Operating Activities:
Net income (loss)	$480,193	$(16,797)	$441,489
Reconciliation of net income (loss) to cash flows from operating activities:
Depreciation and amortization	338,196	331,389	284,620
Stock-based compensation	190,070	208,614	444
Provision for bad debts	9,665	10,050	9,444
Purchase of in-process research and development	106,350	552,900	29,200
Charge for impaired goodwill	—	219,245	—
Equity in income of equity method investments	(7,398)	(15,705)	(151)
Minority interest	(3,932)	(10,418)	(11,952)
Gains on investments in equity securities, net	(13,067)	(73,230)	(5,698)
Deferred income tax provision (benefit)	(106,140)	(279,795)	15,300
Tax benefit from employee stock-based compensation	51,041	46,174	102,561
Excess tax benefits from stock-based compensation	(13,575)	(7,114)	—
Other	5,131	(3,433)	3,867
Increase (decrease) in cash from working capital changes (excluding impact of acquired assets and assumed liabilities):
Accounts receivable	(105,230)	(120,505)	(93,931)
Inventories	(15,011)	(37,632)	(17,241)
Prepaid expenses and other current assets	(23,897)	(19,784)	(20,230)
Income taxes payable	(132,314)	50,123	(28,650)
Accounts payable, accrued expenses and deferred revenue	158,590	54,487	22,705

Cash flows from operating activities	918,672	888,569	731,777

Cash Flows from Investing Activities:
Purchases of investments	(779,932)	(913,159)	(1,094,576)
Sales and maturities of investments	985,546	926,327	962,948
Purchases of equity securities	(21,994)	(7,577)	(7,477)
Proceeds from sales of investments in equity securities	20,712	140,165	7,067
Purchases of property, plant and equipment	(412,872)	(333,675)	(192,461)
Acquisitions, net of acquired cash	(342,456)	(568,953)	(703,074)
Distributions from equity method investments	17,100	19,800	3,000
Payment of note receivable from Dyax Corp.	7,771	—	—
Purchases of other intangible assets	(60,350)	(105,348)	(172,092)
Other	(4,581)	6,008	5,682

Cash flows from investing activities	(591,056)	(836,412)	(1,190,983)

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

(Amounts in thousands)

	For the Years Ended December 31,
	2007	2006	2005
Cash Flows from Financing Activities:
Proceeds from issuance of common stock	285,762	158,305	354,708
Repurchases of our common stock	(231,576)	—	—
Excess tax benefits from stock-based compensation	13,575	7,114	—
Proceeds from draws on our 2003 revolving credit facility	—	—	350,000
Payments of debt and capital lease obligations	(5,909)	(4,501)	(478,770)
Increase (decrease) in bank overdrafts	(5,910)	(21,124)	17,951
Minority interest contributions	3,979	11,153	11,423
Other	4,702	1,210	3,261

Cash flows from financing activities	64,623	152,157	258,573

Effect of exchange rate changes on cash	(17,397)	(4,104)	12,395

Increase (decrease) in cash and cash equivalents	374,842	200,210	(188,238)
Cash and cash equivalents at beginning of period	492,170	291,960	480,198

Cash and cash equivalents at end of period	$867,012	$492,170	$291,960

Supplemental disclosures of cash flows:
Cash paid during the year for:
Interest, net of capitalized interest	$5,490	$11,990	$16,266
Income taxes	$447,566	$154,729	$105,173
Supplemental disclosures of non-cash transactions:
Mergers and Acquisitions—Note C.
Property, Plant and Equipment—Note G.
Capital lease obligation for Genzyme Center—Note L.

        In conjunction with acquisitions completed since January 1, 2005, as described in Note C., "Mergers and Acquisitions," we assumed the following liabilities (amounts in thousands):

	For the Years Ended December 31,
	2007	2006	2005
Net cash paid for acquisitions and acquisition costs	$(342,456)	$(568,953)	$(703,074)
Fair value of assets acquired	226,579	13,202	640,297
Accrual for dissenting shares	(16,128)	—	—
Acquired in-process research and development	125,500	552,900	29,200
Goodwill	100,393	30,177	200,184
Liabilities for exit activities and integration	(2,671)	(6,348)	(14,635)
Income taxes payable	(72,461)	—	(6,683)
Net deferred tax assets (liabilities)	(8,210)	2,067	(96,311)

Net liabilities assumed	$10,546	$23,045	$48,978

The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

(Amounts in thousands)

	Common Stock					Accumulated Other Comprehensive Income
			Additional Paid-In Capital	Notes Receivable from Stockholders	Accumulated Earnings (Deficit)		Total Stockholders' Equity
	Shares	Par Value
Balance, January 1, 2005	249,018	$2,490	$4,217,358	$(13,865)	$(112,033)	$286,206	$4,380,156
Stock issued through stock option and stock purchase plans	10,133	102	354,606	—	—	—	354,708
Tax benefit from stock option exercises	—	—	102,561	—	—	—	102,561
Stock-based compensation	—	—	444	—	—	—	444
Accrued interest receivable on notes receivable from stockholders, net	—	—	—	(580)	—	—	(580)
Foreign currency translation adjustments	—	—	—	—	—	(122,568)	(122,568)
Change in unrealized gains and losses on investments, net of tax(1)	—	—	—	—	—	(16,080)	(16,080)
Gain on affiliate sale of stock, net of tax(2)	—	—	—	—	—	996	996
Pension liability adjustment, net of tax(3)	—	—	—	—	—	(4,627)	(4,627)
Other	—	—	12,807	—	—	561	13,368
Net income	—	—	—	—	441,489	—	441,489

Balance, December 31, 2005	259,151	2,592	4,687,776	(14,445)	329,456	144,488	5,149,867
Stock issued through stock option and stock purchase plans	3,875	38	158,267	—	—	—	158,305
Tax benefit from stock option exercises	—	—	46,174	—	—	—	46,174
Stock-based compensation	—	—	215,419	—	—	—	215,419
Accrued interest receivable on notes receivable from stockholders, net	—	—	—	(612)	—	—	(612)
Foreign currency translation adjustments	—	—	—	—	—	130,500	130,500
Change in unrealized gains and losses on investments, net of tax(1)	—	—	—	—	—	(3,561)	(3,561)
Gain on affiliate sale of stock, net of tax(2)	—	—	—	—	—	817	817
Pension liability adjustment, net of tax(3)	—	—	—	—	—	(8,564)	(8,564)
Adoption of FAS 158, net of tax(4)	—	—	—	—	—	(8,795)	(8,795)
Other	—	—	(1,362)	—	—	(680)	(2,042)
Net loss	—	—	—	—	(16,797)	—	(16,797)

Balance, December 31, 2006	263,026	2,630	5,106,274	(15,057)	312,659	254,205	5,660,711

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity (Continued)

(Amounts in thousands)

	Common Stock					Accumulated Other Comprehensive Income
			Additional Paid-In Capital	Notes Receivable from Stockholders	Accumulated Earnings (Deficit)		Total Stockholders' Equity
	Shares	Par Value
Stock issued through stock option and stock purchase plans	6,482	65	285,697	—	—	—	285,762
Tax benefit from stock option exercises	—	—	27,654	—	—	—	27,654
Stock-based compensation	—	—	189,661	—	—	—	189,661
Adoption of FIN 48	—	—	6,933	—	33,863		40,796
Repurchases of common stock	(3,500)	(35)	(231,541)	—	—	—	(231,576)
Accrued interest receivable on notes receivable from stockholders	—	—	—	(613)	—	—	(613)
Foreign currency translation adjustments	—	—	—	—	—	149,425	149,425
Change in unrealized gains and losses on investments, net of tax(1)	—	—	—	—	—	9,464	9,464
Gain on affiliate sale of stock, net of tax(2)	—	—	—	—	—	(72)	(72)
Pension liability adjustment, net of tax(3)	—	—	—	—	—	1,056	1,056
Other	—	—	476	—	—		476
Net income	—	—	—	—	480,193	—	480,193

Balance, December 31, 2007	266,008	$2,660	$5,385,154	$(15,670)	$826,715	$414,078	$6,612,937

(1)
Net of $(5.2) million of tax in 2007, $2.1 million of tax in 2006 and $9.0 million of tax in 2005.

(2)
Net of $(0.1) million of tax in 2007, $(0.3) million of tax in 2006 and $(0.6) million of tax in 2005.

(3)
Net of $3.8 million of tax in 2006 and $1.9 million of tax in 2005. Tax amounts for 2007 were not significant.

(4)
Net of $3.7 million of tax in 2006.

The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

        We are a global biotechnology company dedicated to making a major impact on the lives of people with serious diseases. Our broad product and service portfolio is focused on rare disorders, renal diseases, orthopaedics, organ transplant, diagnostic and predictive testing, and cancer. We are organized into six financial reporting units, which we also consider to be our reporting segments:

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

  •
  Transplant, which develops, manufactures and distributes therapeutic products that address pre-transplantation, prevention and treatment of graft rejection in organ transplantation and other hematologic and auto-immune disorders. The unit derives substantially all of its revenue from sales of Thymoglobulin;

  •
  Biosurgery, which develops, manufactures and distributes biotherapeutics and biomaterial-based products, with an emphasis on products that meet medical needs in the orthopaedics and broader surgical areas. The unit derives substantially all of its revenue from sales of Synvisc, the Sepra line of products, Carticel and MACI;

  •
  Genetics, which provides testing services for the oncology, prenatal and reproductive markets; and

  •
  Oncology, which develops, manufactures and distributes products for the treatment of cancer, with a focus on antibody- and small molecule-based therapies. The unit derives substantially all of its revenue from sales and royalties received on sales of Campath and Clolar and from the reimbursement of Campath development expenses.

        We report the activities of our diagnostic products, bulk pharmaceuticals and cardiovascular business units under the caption "Other." We report our corporate, general and administrative operations and corporate science activities under the caption "Corporate."

        As a result of the acquisition of Bioenvision in 2007, our Oncology business unit, which was formerly reported combined with "Other", now meets the criteria for disclosure as a separate reporting segment. This change in presentation is retrospectively applied to all periods presented.

        We have reclassified our 2006 and 2005 segment disclosures to conform to our 2007 presentation.

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

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  •
  our ability to secure regulatory approvals for our products, services and manufacturing facilities, and to do so in the anticipated timeframes;

  •
  the content and timing of submissions to and decisions made by the FDA, the EMEA and other regulatory agencies related to our products and the facilities and processes used to manufacture our products (including FDA approval of larger-scale manufacturing of Myozyme);

  •
  our ability to satisfy the post-marketing commitments made as a condition of the marketing approvals of Fabrazyme, Aldurazyme and Myozyme;

  •
  our ability to manufacture sufficient amounts of our products for development and commercialization activities and to do so in a timely and cost-effective manner, including our ability to manufacture Thymoglobulin that meets product specifications and in quantities to meet projected market demand;

  •
  our reliance on third parties to provide us with materials and services in connection with the manufacture of our products;

  •
  our ability to obtain and maintain adequate patent and other proprietary rights protection for our products and services and successfully enforce these proprietary rights;

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

  •
  our ability to increase market penetration both outside and within the United States of our products and services;

  •
  the accuracy of our information regarding the products and resources of our competitors and potential competitors;

  •
  the availability of reimbursement for our products and services from third party payors, the extent of such coverage and the accuracy of our estimates of the payor mix for our products;

  •
  our ability to effectively manage wholesaler inventories of our products and the levels of their compliance with our inventory management programs;

  •
  our ability to establish and maintain strategic license, collaboration and distribution arrangements and to successfully manage our relationships with licensors, collaborators, distributors and partners;

  •
  the continued funding and operation of our joint ventures by our partners;

  •
  our use of cash in business combinations or other strategic initiatives;

  •
  the resolution of the dispute with our insurance carriers regarding our claim for coverage under a director and officer liability insurance program;

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

  •
  our ability to successfully integrate the business we acquired from Bioenvision effective October 23, 2007;

  •
  the number of diluted shares of our stock considered outstanding, which will depend on business combination activity and our stock price;

  •
  the estimates and input variables used in accounting for stock options and the related stock-based compensation expense;

  •
  the outcome of our IRS and foreign tax audits; and

  •
  the possible disruption of our operations due to terrorist activities, armed conflict, severe climate change or outbreak of diseases such as severe acute respiratory syndrome (SARS) or avian influenza, including as a result of the disruption of operations of regulatory authorities, our subsidiaries, manufacturing facilities, customers, suppliers, distributors, couriers, collaborative partners, licensees and clinical trial sites.

Basis of Presentation and Principles of Consolidation

        Our consolidated financial statements include the accounts of our wholly owned and majority owned subsidiaries. We also consolidate certain variable interest entities for which we are the primary beneficiary. For consolidated subsidiaries in which we own less than 100% interest, we record minority interest in our statements of operations for the ownership interest of the minority owner. We use the equity method to account for investments in entities in which we have a substantial ownership interest (20% to 50%) which do not require consolidation pursuant to FIN 46, or over which we exercise significant influence. Our consolidated net income includes our share of the earnings and losses of these entities. All intercompany accounts and transactions have been eliminated in consolidation.

Dividend Policy

        We have never paid a cash dividend on shares of our stock. We currently intend to retain our earnings to finance future growth and do not anticipate paying any cash dividends on our stock in the foreseeable future.

Use of Estimates

        Under accounting principles generally accepted in the United States of America, we are required to make certain estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities in our consolidated financial statements. Our actual results could differ from these estimates.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

        We value our cash and cash equivalents at cost plus accrued interest, which we believe approximates their market value. Our cash equivalents consist principally of money market funds at December 31, 2007 but on a global basis can consist of corporate, government, agency, and municipal notes with original maturities of three months or less at any time. We generally invest our cash in investment-grade securities to mitigate risk.

Investments

        We can invest our excess cash balances on a global basis in short-term and long-term marketable debt securities, which can consist of corporate, government, agency and municipal notes. As part of our strategic relationships, we may also invest in equity securities of other biotechnology companies, some of which are currently, or have been in the past, considered related parties. Other investments are accounted for as described below.

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

        For additional information on our investments, please read Note I., "Investments in Marketable Securities and Strategic Equity Investments," and Note J., "Equity Method Investments."

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

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory prior to regulatory approval or prior to approval of a manufacturing facility. In no event is inventory capitalized prior to completion of a phase 3 clinical trial. If a product is not approved for sale or a manufacturing facility does not receive approval, it would likely result in the write-off of the inventory and a charge to earnings. At December 31, 2007, we did not have any inventory related to unapproved products.

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

        Costs of idle production facilities, including related depreciation, are charged directly to cost of products sold.

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

Accounting for the Impairment of Long-Lived Assets

        We periodically evaluate our long-lived assets for potential impairment under FAS 144. We perform these evaluations whenever events or changes in circumstances suggest that the carrying amount of an asset or group of assets is not recoverable. Indicators of potential impairment include:

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

        We consider the local currency for all of our foreign subsidiaries to be the functional currency for that subsidiary. As a result, we include translation adjustments for these subsidiaries in stockholders' equity. We also record in stockholders' equity, exchange gains and losses on intercompany balances that are of a long-term investment nature. Our stockholders' equity includes net cumulative foreign currency translation gains of $411.0 million at December 31, 2007 and $261.5 million at December 31, 2006. Gains and losses on all other foreign currency transactions, including gains and losses attributable to foreign currency forward contracts, are included in SG&A in our results of operations and were a net gain of $5.8 million for fiscal year 2007, a net gain of $7.8 million for fiscal year 2006 and a net loss of $3.8 million for fiscal year 2005.

Derivative Instruments

        FAS 133, "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that we recognize all derivative instruments as either assets or liabilities in our consolidated balance sheets and measures those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income (loss), depending on whether a derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship.

Defined Benefit Plan Accounting

        FAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)," requires us to recognize the overfunded or underfunded status of any pension or other postretirement plans we may have as a net asset or a net liability on our statement of financial position and to recognize changes in that funded status in the year in which the changes occur as an adjustment to accumulated other comprehensive income in stockholders' equity. Currently, we have defined benefit pension plans for certain of our foreign subsidiaries and a defined benefit postretirement plan for one of our U.S. subsidiaries, which has been frozen since 1995 and is not significant. Under FAS 158, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized for our defined benefit pension plans under previous accounting standards must be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic benefit cost. In addition, FAS 158 requires that the measurement date, which is the date at which the benefit obligation and plan assets are measured, be as of our fiscal year end, which is December 31. We adopted FAS 158 in our fiscal year ending December 31, 2006.

        Accounting for our defined benefit plans requires management make certain assumptions relating to the following:

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

        We evaluate revenue from agreements that have multiple elements to determine whether the components of the arrangement represent separate units of accounting as defined in EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." To recognize a delivered item in a multiple element arrangement, EITF Issue No. 00-21 requires that the delivered items have value to the customer on a stand alone basis, that there is objective and reliable evidence of fair value of the undelivered items and that delivery or performance is probable and within our control for any delivered items that have a right of return.

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

Stock-Based Compensation

        All stock-based awards to non-employees are accounted for at their fair value in accordance with FAS 123R and EITF Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

        Prior to January 1, 2006, we elected to:

  •
  account for share-based payment awards under APB 25, under which compensation expense was recorded for options issued to employees to the extent that the fair market value of our common stock exceeded the exercise price of the option at the date of grant and all other criteria for fixed accounting were met; and

  •
  disclose the pro forma impact of expensing the fair value of our employee and director stock options and purchases made under our ESPP in the notes to our consolidated financial statements.

        Effective January 1, 2006, we adopted the provisions of:

  •
  FAS 123R, which requires us to recognize stock-based compensation expense in our financial statements for all share-based payment awards made to employees and directors based upon the grant date fair value of those awards; and

  •
  SAB 107, which provides guidance to public companies related to the adoption of FAS 123R.

        FAS 123R applies to stock options granted under our employee and director stock option plans, purchases made under our ESPP, and to any restricted stock or RSUs.

        We adopted FAS 123R using the modified prospective transition method, which requires us to apply the standard to new equity awards and to equity awards modified, repurchased or canceled after January 1, 2006, our adoption date. Compensation expense for the unvested portion of awards granted prior to our adoption date is:

  •
  recognized over the requisite service period, which is generally commensurate with the vesting term; and

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  •
  based on the original grant date fair value of those awards, as calculated in our pro forma disclosures, prior to January 1, 2006, under FAS 123. Changes to the grant date fair value of equity awards granted prior to our adoption date are not permitted under FAS 123R.

        The modified prospective transition method does not allow for the restatement of prior periods. Accordingly, our results of operations for 2007 and 2006 and future periods will not be comparable to our results of operations prior to January 1, 2006 because our historical results prior to 2006 do not reflect the impact of expensing the fair value of share-based payment awards.

        Prior to January 1, 2006, in the pro forma disclosures regarding stock-based compensation included in the notes to our consolidated financial statements, we recognized forfeitures of stock options only as they occurred. Effective January 1, 2006, in accordance with the provisions of FAS 123R, we are now required to estimate an expected forfeiture rate for stock options and RSUs, which is factored into the determination of our monthly stock-based compensation expense.

        In connection with the adoption of FAS 123R, we were also required to change the classification, in our consolidated statements of cash flows, of any tax benefits realized upon the exercise of stock options in excess of that which is associated with the expense recognized for financial reporting purposes. These amounts are presented as a financing cash inflow rather than as a reduction of income taxes paid in our consolidated statements of cash flows for the years ended December 31, 2007 and 2006.

Research and Development

        We expense internal and external research and development costs, including costs of funded research and development arrangements, in the period incurred. We also expense the cost of purchased technology in the period of purchase if we believe that the technology has not demonstrated technological feasibility and that it does not have an alternative future use.

Income Taxes

        We use the asset and liability method of accounting for deferred income taxes. We are subject to income taxes in both the United States and numerous foreign jurisdictions; however, our most significant tax jurisdictions are the U.S. federal and states. Significant judgments, estimates and assumptions regarding future events, such as the amount, timing and character of income, deductions and tax credits, are required in the determination of our provision for income taxes and whether valuation allowances are required against deferred tax assets. These judgments, estimates and assumptions involve:

  •
  interpreting the tax laws in various jurisdictions in which we operate;

  •
  analyzing changes in tax laws, regulations, and treaties, foreign currency exchange restrictions; and

  •
  estimating our levels of income, expenses and profits in each jurisdiction and the potential impact of that income on the tax liability in any given year.

        We operate in many jurisdictions where the tax laws relating to the pricing of transactions between related parties are open to interpretation, which could potentially result in tax authorities asserting additional tax liabilities with no offsetting tax recovery in other countries.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Effective January 1, 2007, we adopted the provisions of FIN 48, which clarifies the accounting for income tax positions by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on the derecognition of previously recognized deferred tax items, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under FIN 48, we recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. The tax benefits recognized in our consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. For more information regarding the impact the adoption of FIN 48 had on our results of operations, financial condition and liquidity, see Note O., "Income Taxes," included in this report.

        We continue to recognize interest relating to unrecognized tax benefits within our provision for income taxes but have not recorded any amounts related to potential penalties. The amount of accrued interest related to unrecognized tax benefits within our provision for income taxes for the year ended December 31, 2007, and our accrued interest related to unrecognized tax benefits as of January 1, 2007 and December 31, 2007 were not significant.

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

Recent Accounting Pronouncements

        FAS 157, "Fair Value Measurements." In September 2006, the FASB issued FAS 157, "Fair Value Measurements," which provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 establishes a common definition of fair value, provides a framework for measuring fair value under accounting principles generally accepted in the United States of America and expands disclosure requirements regarding fair value measurements. FAS 157 will be effective for us as of January 1, 2008. In February 2008, the FASB issued FSP 157-2 "Partial Deferral of the Effective Date of Statements 157," which delays the effective date of FAS 157, for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financials statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. Although we will continue to evaluate the application of FAS 157, we do not believe adoption will have a material impact on our results of operations or financial position.

        FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115." In February 2007, the FASB issued FAS 159, "The Fair Value

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115," which permits, but does not require, entities to measure certain financial instruments and other assets and liabilities at fair value on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected should be recognized in earnings at each subsequent reporting date. FAS 159 will be effective for us as of January 1, 2008. We do not expect the adoption of FAS 159 to have a material impact on our financial position and results of operations.

        EITF Issue No. 07-1, "Accounting for Collaborative Arrangements." In December 2007, the EITF of the FASB reached a consensus on Issue No. 07-1, "Accounting for Collaborative Arrangements." The EITF concluded on the definition of a collaborative arrangement and that revenues and costs incurred with third parties in connection with collaborative arrangements would be presented gross or net based on the criteria in EITF 99-19 and other accounting literature. Based on the nature of the arrangement, payments to or from collaborators would be evaluated and its terms, the nature of the entity's business, and whether those payments are within the scope of other accounting literature would be presented. Companies are also required to disclose the nature and purpose of collaborative arrangements along with the accounting policies and the classification and amounts of significant financial-statement amounts related to the arrangements. Activities in the arrangement conducted in a separate legal entity should be accounted for under other accounting literature; however required disclosure under EITF 07-1 applies to the entire collaborative agreement. EITF 07-1 is effective for us January 1, 2008 and is to be applied retrospectively to all periods presented for all collaborative arrangements existing as of the effective date. We do not expect the adoption of EITF 07-1 to have a material impact on our consolidated financial statements.

        EITF Issue No. 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities." In June 2007, the FASB ratified the EITF consensus reached in EITF Issue No. 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities," which provides guidance for nonrefundable prepayments for goods or services that will be used or rendered for future research and development activities and directs that such payments should be deferred and capitalized. Such amounts should be recognized as an expense as the goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered or the services rendered. EITF 07-3 is effective for us January 1, 2008 and will be applied prospectively to new contracts we enter into on or after that date. Earlier application is not permitted. We do not expect the adoption of EITF No. 07-3 to have a material impact on our financial position, results of operations or cash flows.

        FAS 141 (revised 2007), "Business Combinations," In December 2007, the FASB issued FAS 141 (revised 2007), "Business Combinations," or FAS 141R, which replaces FAS 141, "Business Combinations." FAS 141R retains the underlying concepts of FAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but FAS 141R changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; IPR&D will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        FAS 141R is effective for us on a prospective basis for all business combinations for which the acquisition date is on or after January 1, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. FAS 141R amends FAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions completed prior to the effective date of FAS 141R would also apply the provisions of FAS 141R. Early adoption is not permitted. We are currently evaluating the effects, if any, that FAS 141R may have on our consolidated financial statements.

        FAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51." In December 2007, the FASB issued FAS 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51," which establishes new accounting and reporting standards that require the ownership interests in subsidiaries not held by the parent to be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent's equity. FAS 160 also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest, commonly referred to as the minority interest, to be clearly identified and presented on the face of the consolidated statement of income. Changes in a parent's ownership interest while the parent retains its controlling financial interest must be accounted for consistently, and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary must be initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any non-controlling equity investment. FAS 160 also requires entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. FAS 160 is effective for us January 1, 2009 and adoption is prospective only; however, upon adoption, presentation and disclosure requirements described above must be applied retrospectively for all periods presented in our financial statements. We are currently evaluating the effects, if any, that FAS 160 may have on our consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE B. NET INCOME (LOSS) PER SHARE

        The following table sets forth our computation of basic and diluted net income (loss) per share (amounts in thousands, except per share amounts):

	For the Years Ended December 31,
	2007	2006	2005
Net income (loss)	$480,193	$(16,797)	$441,489
Effect of dilutive securities:
Interest expense and debt fee amortization, net of tax, related to our 1.25% convertible senior notes	7,543	—	7,496

Net income (loss)—diluted	$487,736	$(16,797)	$448,985

Shares used in computing net income (loss) per common share—basic	263,895	261,124	254,758
Effect of dilutive securities(1):
Shares issuable upon the assumed conversion of our 1.25% convertible senior notes	9,686	—	9,686
Stock options(2)	7,039	—	7,769
Warrants and stock purchase rights	11	—	11
Restricted stock units	136	—	—

Dilutive potential common shares	16,872	—	17,466

Shares used in computing net income (loss) per common share—diluted(1,2)	280,767	261,124	272,224

Net income (loss) per share:(1)
Basic	$1.82	$(0.06)	$1.73

Diluted	$1.74	$(0.06)	$1.65

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

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE B. NET INCOME (LOSS) PER SHARE (Continued)

(2)
We did not include the securities described in the following table in the computation of diluted income (loss) per share because these securities were anti-dilutive during each such period (amounts in thousands):

	For the Years Ended December 31,
	2007	2006	2005
Shares of Genzyme Stock issuable upon exercise of outstanding options	12,262	11,840	7,269

NOTE C. MERGERS AND ACQUISITIONS

2007 Acquisitions:

Diagnostic Assets of Diagnostic Chemicals Limited

        On December 3, 2007, we acquired certain diagnostic assets from DCL, a privately-held diagnostics and biopharmaceutical company based in Charlottetown, Prince Edward Island, Canada, including DCL's line of over 50 formulated clinical chemistry reagents and its diagnostics operations in Prince Edward Island, Canada and Connecticut. We paid gross consideration of $53.3 million Canadian dollars, or $53.8 million U.S. dollars (based on the December 3, 2007 spot rate for the Canadian dollar), in cash. We closed the transaction on December 3, 2007. We accounted for the acquisition as a business combination and accordingly, included its results of operations in our consolidated statements of operations from December 3, 2007, the date of acquisition.

        The purchase price was allocated to the estimated fair value of the acquired tangible and intangible assets and assumed liabilities as follows (amounts in thousands):

Initial cash payments	$53,261
Cash hold back	255
Acquisition costs	568

Total purchase price	$54,084

Accounts receivable	$2,618
Inventory	5,179
Property, plant and equipment	1,843
Goodwill	15,124
Other intangible assets (to be amortized over 5 to 10 years)	29,827
Deferred tax assets—noncurrent	40
Assumed liabilities:
Deferred tax liability	(421)
Other	(126)

Allocated purchase price	$54,084

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE C. MERGERS AND ACQUISITIONS (Continued)

        The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed amounted to $15.1 million, which was allocated to goodwill. We expect that substantially all of the amount allocated to goodwill will be deductible for tax purposes.

        The allocation of purchase price remains subject to potential adjustments, including adjustments for tax restructuring activities.

Bioenvision

        On May 29, 2007, we entered into an agreement and plan of merger with Bioenvision, a publicly-traded biopharmaceutical company based in New York City and Edinburgh, Scotland, and Wichita Bio Corporation, one of our wholly-owned subsidiaries, to acquire Bioenvision in an all-cash transaction valued at $11.20 per outstanding share of Bioenvision Series A Preferred Stock (plus accrued but unpaid dividends) and $5.60 per outstanding share of Bioenvision Common Stock. We paid gross consideration of $349.9 million in cash, including $345.4 million for the outstanding shares of Bioenvision Common and Series A Preferred Stock and options to purchase shares of Bioenvision Common Stock, and approximately $5 million for acquisition costs. Net consideration was $304.7 million as we acquired Bioenvision's cash and cash equivalents totaling $45.2 million. Effective October 23, 2007, we completed the acquisition of Bioenvision the culmination of a two step process consisting of a tender offer completed in July 2007, and a merger approved in October 2007.

        Bioenvision was focused on the acquisition, development and marketing of compounds and technologies for the treatment of cancer, autoimmune disease and infection. The acquisition of Bioenvision provides us with the exclusive, worldwide rights to clofarabine. We currently market clofarabine in the United States and Canada under the brand name Clolar for relapsed and refractory pediatric ALL patients. In Europe, we co-developed clofarabine with Bioenvision and Bioenvision has been marketing the product under the brand name Evoltra, also for the treatment of relapsed and refractory pediatric ALL patients. We are developing clofarabine for diseases with significantly larger patient populations, including use as a first-line therapy for the treatment of adult acute myeloid leukemia, or AML. Clofarabine has been granted orphan drug status for ALL and AML in both the United States and European Union.

  Tender Offer—Step One

        On July 10, 2007, we completed the tender offer and purchased 2,250,000 shares of Bioenvision Series A Preferred Stock for $25.2 million, which we recorded as a component of investments in equity securities, and 8,398,098 shares of Bioenvision Common Stock for $47.0 million, which we recorded as a component of other noncurrent assets in our consolidated balance sheet. As a result of the tender offer, we acquired approximately 22% of the then outstanding shares of Bioenvision Common Stock on an as-converted basis, including 100% of the outstanding Bioenvision Series A Preferred Stock.

        Our initial investments in Bioenvision Common Stock and Bioenvision Series A Preferred Stock gave us significant influence over Bioenvision and, as a result, we accounted for our investment in Bioenvision Common Stock under the equity method of accounting from July 10, 2007 through October 22, 2007. We recorded our initial $47.0 million investment in Bioenvision Common Stock as a single amount in other noncurrent assets in our consolidated balance sheet. The purchase price of our initial investment in Bioenvision Common Stock was attributed to the fair value of our 15%

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE C. MERGERS AND ACQUISITIONS (Continued)

proportional share of the tangible assets and liabilities of Bioenvision as of July 10, 2007. The excess of the purchase price over our proportional share of the net assets of Bioenvision as of that date was attributed to the underlying intangible assets and IPR&D, net of tax, and goodwill. The following table sets forth the purchase price allocation for our initial investment in Bioenvision Common Stock and the components of the $21.1 million of charges we recorded to equity in income of equity method investments for the period from July 10, 2007 through October 22, 2007 related to our initial investment in Bioenvision Common Stock (amounts in thousands):

	Investment in Bioenvision Common Stock	Equity in Income (Loss) of Equity Method Investments
Our 15% proportional share of the tangible assets and liabilities of Bioenvision	$7,062	$—
Goodwill	4,008	—
Other intangible assets	26,531	—
IPR&D	19,150	—
Deferred tax liabilities	(9,722)	—

Initial investment in Bioenvision Common Stock	47,029	—
Effect of equity method of accounting:
IPR&D	(19,150)	(19,150)
Our 15% proportional share of the losses of Bioenvision(1)	(1,424)	(1,424)
Amortization expense(1)	(829)	(829)
Deferred tax benefits(1)	302	302

Total	$25,928	$(21,101)

    (1)
    Represents charges for the period from July 10, 2007 through October 22, 2007.

  The Merger—Step Two

        On October 22, 2007, holders of a majority of the issued and outstanding shares of Bioenvision Common Stock and Bioenvision Series A Preferred Stock, voting together as a single class on an as-converted basis, approved the merger. On October 23, 2007, we paid approximately $245 million in cash consideration to the former Bioenvision stockholders and Bioenvision Common Stock ceased trading and was delisted from The NASDAQ. In December 2007, we paid approximately $12 million in cash for the outstanding options to purchase shares of Bioenvision Common Stock. We accounted for the acquisition as a business combination and, accordingly, included its results of operations in our consolidated statements of operations from October 23, 2007, the date of acquisition.

        In connection with the merger, holders of 2,880,000 shares of Bioenvision Common Stock, representing less than 5% of the outstanding shares of Bioenvision Common Stock on an as-converted basis immediately before the merger became effective, submitted written demands for appraisal of their shares and have, as a result, elected not to accept the $5.60 per share merger consideration. We refer to these stockholders as dissenting stockholders. We obtained ownership of the dissenting shares and have accounted for the merger based on 100% ownership of Bioenvision. We have accrued

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE C. MERGERS AND ACQUISITIONS (Continued)

$16.1 million, which represents our estimate of the price to be paid to the dissenting shareholders upon resolution of their appraisal demand.

        The purchase price, including amounts paid for shares of Bioenvision Common Stock and Bioenvision Series A Preferred Stock in July 2007, was allocated to the estimated fair value of the acquired tangible and intangible assets and assumed liabilities as follows (amounts in thousands, except share data):

Purchase of 52,157,771 shares of Bioenvision common stock	$292,084
Purchase of 2,250,000 shares of Bioenvision preferred stock	25,200
Buyout of stock options	11,975
Acquisition costs	4,554

Subtotal purchase price	333,813
Accrual for dissenting shares	16,128

Total purchase price	$349,941

Cash and cash equivalents	$45,186
Accounts receivable	5,537
Inventory	1,684
Other current assets	5,130
Goodwill	85,269
Other intangible assets (to be amortized over 9 years)	172,441
In-process research and development	106,350
Equity in net loss of Bioenvision pre-acquisition ownership(1)	21,101
Other noncurrent assets	624
Assumed liabilities:
Income taxes payable	(72,461)
Deferred tax liability—current	(2,575)
Deferred tax liability—noncurrent	(5,254)
Liabilities for exit activities	(2,671)
Other	(10,420)

Allocated purchase price	$349,941

    (1)
    Consists of charges recorded from July 10, 2007 through October 22, 2007 during which time we accounted for our investment in Bioenvision Common Stock under the equity method of accounting.

        The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed amounted to $85.3 million, which was allocated to goodwill. We expect that substantially all of the amount allocated to goodwill will be deductible for tax purposes.

        The allocation of purchase price remains subject to potential adjustments, including adjustments for liabilities associated with certain exit activities and tax restructuring activities.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE C. MERGERS AND ACQUISITIONS (Continued)

2006 and 2005 Acquisitions:

        Our 2006 and 2005 acquisitions were accounted for as business combinations and, accordingly, we included the results of operations of each acquisition in our consolidated statements of operations beginning on the date of each acquisition.

  •
  2006:

  •
  On November 7, 2006, we acquired AnorMED, a publicly-held chemical-based biopharmaceutical company based in Langley, British Columbia, Canada; with a focus on the discovery, development and commercialization of new therapeutic products in the area of hematology, oncology and HIV.

  •
  2005:

  •
  On July 1, 2005, we acquired Bone Care, a publicly-held specialty pharmaceutical company based in Middleton, Wisconsin; with a focus on nephrology. As part of the transaction, we acquired Hectorol, a line of vitamin D2 pro-hormone products used to treat secondary hyperparathyroidism in patients on dialysis and those with earlier stage CKD which product we have added to our Renal business.

  •
  Other 2005 acquisitions:

  •
  On July 15, 2005, we acquired Equal Diagnostics, a privately-held diagnostics company in Exton, Pennsylvania, that formerly served as a distributor for our clinical chemistry reagents.

  •
  On February 8, 2005, we acquired Verigen, a private company based in Leverkusen, Germany with a proprietary cell therapy product for cartilage repair (referred to as MACI) that is currently sold in Europe and Australia.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE C. MERGERS AND ACQUISITIONS (Continued)

        The purchase price for each of our 2006 and 2005 acquisitions was allocated to the estimated fair value of the acquired tangible and intangible assets and assumed liabilities as of the date of each acquisition as follows (amounts in thousands):

	Year Ended December 31, 2006	Year Ended December 31, 2005
	AnorMED	Bone Care	Other	Total
Net cash paid for acquisitions, including acquisition costs	$589,173	$712,345	$17,965	$730,310
Present value of notes payable	—	—	8,586	8,586
Contingent purchase price liabilities	—	—	5,660	5,660

Total purchase price	$589,173	$712,345	$32,211	$744,556

Cash and cash equivalents	$20,220	$41,012	$1,424	$42,436
Other current assets	6,340	97,292	7,597	104,889
Property, plant and equipment	758	2,895	2,731	5,626
Deferred asset—current	—	29,262	—	29,262
Goodwill	32,349	228,836	5,344	234,180
Other intangible assets	3,500	504,200	16,814	521,014
Acquired in-process research and development	552,900	12,700	9,500	22,200
Deferred tax assets—noncurrent	28,336	13,453	—	13,453
Other noncurrent assets	120	—	1,037	1,037
Assumed liabilities:
Deferred tax liabilities	(25,288)	(185,546)	(4,641)	(190,187)
Liabilities for exit activities and integration	(8,882)	(11,090)	(2,475)	(13,565)
Other liabilities	(21,180)	(20,669)	(5,120)	(25,789)

Total purchase price allocation	$589,173	$712,345	$32,211	$744,556

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE C. MERGERS AND ACQUISITIONS (Continued)

        For our acquisitions of AnorMED, Bone Care and Equal Diagnostics, the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed, was allocated to goodwill. We expect that substantially all of the amount allocated to goodwill for these three acquisitions will be deductible for tax purposes.

        The estimated fair value of the assets acquired and liabilities assumed from Verigen exceeded our initial payments for Verigen by $5.7 million resulting in negative goodwill. Based on the development, approval and commercialization of MACI in the United States, we may be obligated to pay Verigen up to approximately $38 million through 2011. Pursuant to FAS 142, we recorded as a liability, contingent consideration up to the amount of the negative goodwill. As contingent payments related to the acquisition of Verigen come due, we will apply the payments against the contingent liability and contingent payments in excess of $5.7 million, if any, will be recorded as goodwill.

In-Process Research and Development

        In connection with six of the acquisitions we completed since between January 1, 2004 and December 31, 2007, we have acquired various IPR&D projects. Substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technological feasibility. In addition, once research is completed, each product candidate acquired will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue. We cannot give assurances that these programs will ever reach technological feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially adversely affected.

        The following table sets forth the significant IPR&D projects for companies and certain assets we have acquired between January 1, 2005 and December 31, 2007 (amounts in millions):

Company/Assets Acquired	Purchase Price	IPR&D(1)	Programs Acquired	Discount Rate Used in Estimating Cash Flows(1)	Year of Expected Launch
Bioenvision (2007)	$349.9	$125.5	Evoltra (clofarabine)(2,3)	17%	2008-2010

AnorMED (2006)	$589.2	$526.8	Mozobil (stem cell transplant)	15%	2009-2014
		26.1	AMD070 (HIV)(4)	15%	—

		$552.9

Bone Care (2005)	$712.3	$12.7	LR-103 (secondary
			hyperparathyroidism)(5)	25%	—

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

(2)
IPR&D charges totaled $125.5 million related to the acquisition of Bioenvision, of which $106.4 million was charged to IPR&D and $19.1 million was charged to equity in income of equity method investments.

(3)
Clolar is marketed for the treatment of relapsed and refractory pediatric ALL. The IPR&D projects for Clolar are related to the development of the product for the treatment of other medical issues.

(4)
Year of expected launch is not provided for AMD070 at this time because we are assessing our future plans for this program.

(5)
Year of expected launch is not provided for LR-103 at this time because this program is in its early stages and we are evaluating several potential applications for LR-103 to determine which application we might pursue. Therefore, the year of expected launch cannot be determined.

Exit Activities

        In connection with several of our acquisitions, we initiated integration plans to consolidate and restructure certain functions and operations, including the relocation and termination of certain personnel of these acquired entities and the closure of certain of the acquired entities' leased facilities. These costs have been recognized as liabilities assumed in connection with the acquisition of these entities in accordance with EITF Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase or Business Combination," and are subject to potential adjustments as certain exit activities are confirmed or refined. The following table summarizes the liabilities established for exit activities related to these acquisitions (amounts in thousands):

	Employee Related Benefits	Closure of Leased Facilities	Other Exit Activities	Total Exit Activities
Balance at December 31, 2005	$2,249	$199	$8,117	$10,565
Acquisition(1)	6,478	—	—	6,478
Revision of estimates	(165)	(132)	(750)	(1,047)
Payments	(2,457)	(43)	(7,367)	(9,867)

Balance at December 31, 2006	6,105	24	—	6,129
Acquisition(2)	2,601	—	70	2,671
Revision of estimates	931	2,593	—	3,524
Payments	(5,602)	(453)	—	(6,055)

Balance at December 31, 2007	$4,035	$2,164	$70	$6,269

(1)
We expect to pay employee related benefits related to the acquisition of AnorMED through 2008 and payments related to the closing of the leased facility through January 2012.

(2)
We expect to pay employee related benefits related to the acquisition of Bioenvision through the first quarter of 2008.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE C. MERGERS AND ACQUISITIONS (Continued)

Pro Forma Financial Summary (Unaudited)

        The following pro forma financial summary is presented as if the acquisition of Bioenvision was completed as of January 1, 2007 and 2006, and as if the acquisition of AnorMED was completed as of January 1, 2006 and 2005. The pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisition been consummated on that date, or of the future operations of the combined entities. Material nonrecurring charges related to these acquisitions, such as IPR&D charges, are included in the pro forma financial summary for the year in which the acquisition occurred and the year prior to acquisition only. Specifically, the pro forma financial summary includes:

  •
  for 2007 and 2006, IPR&D charges totaling $125.5 million related to the acquisition of Bioenvision, of which $106.4 million was charged to IPR&D and $19.1 million was charged to equity in income of equity method investments; and

  •
  for 2006 and 2005, $552.9 million of IPR&D charges related to the acquisition of AnorMED.

        The following table provides our pro forma summary for the years ended December 31, 2007, 2006 and 2005 (amounts in thousands, except per share amounts):

	2007	2006	2005
Total revenues	$3,824,600	$3,205,422	$2,735,145
Net income (loss)	$457,675	$(167,545)	$19,035
Net income (loss) per share:
Basic	$1.73	$(0.64)	$0.07
Diluted	$1.66	$(0.64)	$0.07
Weighted average shares outstanding:
Basic	263,895	261,124	254,758
Diluted	280,767	261,124	262,538

        Pro forma results are not presented for the acquisition of assets from DCL or the acquisitions of Equal Diagnostics, Bone Care or Verigen for the years ended December 31, 2007 and 2006 because those acquisitions individually, and in the aggregate, did not have a material effect on our results of operations in those periods.

NOTE D. DERIVATIVE FINANCIAL INSTRUMENTS

        We periodically enter into foreign currency forward contracts, all of which have a maturity of less than three years. These contracts have not been designated as hedges and accordingly, unrealized gains or losses on these contracts are reported in current earnings. The notional settlement value of foreign currency forward contracts outstanding at December 31, 2007 is $347.1 million. At December 31, 2007, these contracts had a fair value of $(15.1) million, representing an unrealized loss, which has been recorded in SG&A in our consolidated statement of operations for the year ended December 31, 2007 and in accrued expenses in our consolidated balance sheet as of December 31, 2007. The notional settlement value of foreign currency forward contracts outstanding at December 31, 2006 was $455.1 million. At December 31, 2006, these contracts had a fair value of $(1.5) million, representing an unrealized loss, which has been recorded in SG&A in our consolidated statement of operations for the year ended December 31, 2006 and in accrued expenses in our consolidated balance sheet as of December 31, 2006. At December 31, 2005, the fair value of these contracts was not significant.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE E. ACCOUNTS RECEIVABLE

        Our trade receivables primarily represent amounts due from distributors, healthcare service providers, and companies and institutions engaged in research, development or production of pharmaceutical and biopharmaceutical products. We perform credit evaluations of our customers on an ongoing basis and generally do not require collateral. We state accounts receivable at fair value after reflecting certain allowances for bad debts, chargebacks and prompt pay discounts. The allowances were $40.3 million at December 31, 2007 and $52.6 million at December 31, 2006.

NOTE F. INVENTORIES

	December 31,
	2007	2006
	(Amounts in thousands)
Raw materials	$120,409	$100,698
Work-in-process	130,812	119,510
Finished goods	187,894	154,436

Total	$439,115	$374,644

        On October 22, 2007, the FDA granted marketing approval for Renvela. At December 31, 2007, we had $22.8 million of Renvela inventory for which there is no similar amount as of December 31, 2006.

        In 2007, we recorded a total of $20.9 million of charges to cost of products sold to write off certain lots of our Thymoglobulin finished goods inventory that did not meet our specifications for saleable product, of which $11.8 million was recorded in September 2007 and $9.1 million was recorded in December 2007.

NOTE G. PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2007	2006
	(Amounts in thousands)
Plant and equipment	$846,974	$734,669
Land and buildings	931,916	763,072
Leasehold improvements	265,242	239,268
Furniture and fixtures	62,238	53,689
Construction in progress	698,824	515,307

	2,805,194	2,306,005
Less accumulated depreciation	(836,792)	(695,412)

Property, plant and equipment, net	$1,968,402	$1,610,593

        Our total depreciation expense was $137.1 million in 2007, $122.0 million in 2006 and $103.0 million in 2005.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE G. PROPERTY, PLANT AND EQUIPMENT (Continued)

        Our property, plant and equipment includes the following amounts for assets subject to capital leases (amounts in thousands):

December 31, 2007
Building—Corporate headquarters in Cambridge, Massachusetts	$131,031
Less accumulated depreciation	(37,385)

Assets subject to capital leases, net	$93,646

        We capitalize costs we have incurred in validating manufacturing equipment and facilities for products which have reached technological feasibility. Capitalized validation costs, net of accumulated depreciation, were $15.5 million at December 31, 2007 and $17.2 million at December 31, 2006.

        Net capitalized software totaled $15.5 million at December 31, 2007 and $14.2 million at December 31, 2006. Capitalized software development costs, a component of construction in progress, were $43.0 million at December 31, 2007 and $19.0 million at December 31, 2006.

        We have capitalized the following amounts of interest costs (amounts in millions):

For the Years Ended December 31,
2007	2006	2005
$14.5	$9.2	$8.9

        As of December 31, 2007, the estimated remaining cost to complete our assets under construction is approximately $900 million.

        Under certain lease agreements for our worldwide facilities, we are contractually obligated to return leased space to its original condition upon termination of the lease agreement. At the inception of a lease with such conditions, we record an asset retirement obligation liability and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. In subsequent periods, for each such lease, we record interest expense to accrete the asset retirement obligation liability to full value and depreciate each capitalized asset retirement obligation asset, both over the term of the associated lease agreement. Our asset retirement obligations were not significant as of December 31, 2007 or 2006.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE H. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

        The following tables contains the change in our goodwill during the years ended December 31, 2007 and 2006 (amounts in thousands):

	As of December 31, 2006	Acquisitions	Adjustments	As of December 31, 2007
Renal	$305,528	$—	$(1,577)	$303,951
Therapeutics	354,709	—	785	355,494
Transplant(1)	157,591	—	5,470	163,061
Biosurgery	7,585	—	—	7,585
Oncology(2)	445,640	85,269	—	530,909
Other(3)	27,728	14,916	184	42,828

Goodwill	$1,298,781	$100,185	$4,862	$1,403,828

	As of December 31, 2005	Acquisitions	Adjustments	Impairment	As of December 31, 2006
Renal	$304,492	$—	$1,036	$—	$305,528
Therapeutics	354,709	—	—	—	354,709
Transplant(1)	128,511	29,080	—	—	157,591
Biosurgery	7,585	—	—	—	7,585
Genetics(4)	218,962	—	283	(219,245)	—
Oncology	445,640		—	—	445,640
Other	27,668	—	60	—	27,728

Goodwill	$1,487,567	$29,080	$1,379	$(219,245)	$1,298,781

(1)
Includes the goodwill and related adjustments from the acquisition of AnorMED in November 2006. The adjustments in 2007 include increases of $2.6 million to the reserve for the facility closure, $2.3 million of adjustments to the tax reserve and $1.3 million from the write off of certain fixed assets associated with the acquisition, offset by a decrease of $(0.7) million in exit activity accruals.

(2)
Includes the goodwill resulting from our acquisition of Bioenvision in 2007.

(3)
Includes the goodwill resulting from our acquisition of the diagnostic assets from DCL in 2007.

(4)
In 2006, impairment for Genetics represents the write off of the goodwill assigned to our Genetics reporting unit in accordance with FAS 142, "Goodwill and Other Intangible Assets."

        We are required to perform impairment tests related to our goodwill under FAS 142 annually, which we perform in the third quarter of each year, and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. For 2007, we completed the required annual impairment tests for our $1.3 billion of goodwill that had been recorded as of September 30, 2007 and determined that no impairment charge was required. For 2006, we completed the required annual impairment tests for our $1.5 billion of goodwill that had been recorded as of

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE H. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

September 30, 2006 and determined that the $219.2 million of goodwill assigned to our Genetics reporting unit was impaired. Such goodwill was derived as a result of our acquisitions of substantially all of the pathology/oncology testing assets related to the Physician Services and Analytical Services business units of IMPATH in May 2004, Genetrix, Inc. in February 1996 and the minority share of IG Laboratories, Inc. in October 1995.

        We determined the fair value of the net assets of our Genetics reporting unit by discounting, to present value, its estimated future cash flows. Due to the reduction of reimbursement rates for certain test offerings and increased infrastructure costs, the discounted future cash flows of our Genetics reporting unit were negatively impacted causing the fair value of the net assets of our Genetics reporting unit to be lower than the carrying value. We calculated the fair value and determined that the goodwill assigned to our Genetics reporting unit was fully impaired and we recorded a pre-tax impairment charge of $219.2 million and $69.8 million of related tax benefits in September 2006. No additional impairment charges were required in 2006 for the remaining $1.3 billion of goodwill related to our other reporting units.

Other Intangible Assets

        The following table contains information about our other intangible assets for the periods presented (amounts in thousands):

	As of December 31, 2007			As of December 31, 2006
	Gross Other Intangible Assets	Accumulated Amortization	Net Other Intangible Assets	Gross Other Intangible Assets	Accumulated Amortization	Net Other Intangible Assets
Technology(1)	$1,680,190	$(545,817)	$1,134,373	$1,505,748	$(424,650)	$1,081,098
Patents	194,560	(104,413)	90,147	194,560	(87,063)	107,497
Trademarks	60,634	(36,787)	23,847	60,227	(31,439)	28,788
License fees	90,237	(28,833)	61,404	77,807	(20,597)	57,210
Distribution rights(2)	307,260	(125,678)	181,582	260,073	(85,543)	174,530
Customer lists(3)	97,031	(33,209)	63,822	90,783	(48,760)	42,023
Other	2,050	(1,573)	477	2,045	(1,153)	892

Total	$2,431,962	$(876,310)	$1,555,652	$2,191,243	$(699,205)	$1,492,038

(1)
Includes an additional $172.4 million of intangible assets resulting from our acquisition of Bioenvision in October 2007.

(2)
Includes an additional $39.1 million in 2007 and $58.7 million in 2006 for additional payments made or accrued in connection with the reacquisition of the Synvisc sales and marketing rights from Wyeth in January 2005. In addition, we will make a series of additional contingent royalty and milestone payments to Wyeth based on the volume of Synvisc sales in the covered territories. These contingent royalty and milestone payments could extend out to June 2012, or could total a maximum of $293.7 million, whichever comes first.

(3)
Includes an additional $29.8 million of intangible assets resulting from our acquisition of the diagnostic assets from DCL in December 2007, offset in part by the write off, during the first

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE H. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

  quarter of 2007, of $23.7 million of fully amortized customer lists, related to our acquisition of Bone Care in July 2005.

        Net technology includes $4.3 million at December 31, 2007 and $4.7 million at December 31, 2006 related to our acquisition of certain gene therapy assets from Avigen in December 2005. In addition, we may be obligated to make up to approximately $38 million of potential milestone payments based on the development and approval of, and royalty payments based on the sale of, products developed between now and 2020 that rely on the intellectual property purchased from Avigen.

        All of our other intangible assets are amortized over their estimated useful lives. The estimated future amortization expense for other intangible assets for the five succeeding fiscal years and thereafter is as follows (amounts in thousands):

Year Ended December 31,	Estimated Amortization Expense(1)
2008	$224,706
2009	228,908
2010	241,214
2011	259,630
2012	200,692
Thereafter	569,815

    (1)
    Includes estimated future amortization expense for the Synvisc distribution rights based on the forecasted respective future sales of Synvisc and the resulting future contingent payments we will be required to make to Wyeth, and for the Myozyme patent and technology rights pursuant to a license agreement with Synpac based on forecasted future sales of Myozyme and the milestone payments we will be required to make to Synpac related to regulatory approvals. These contingent payments will be recorded as intangible assets when the payments are accrued. Estimated future amortization expense also includes estimated amortization for other arrangements involving contingent payments.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE I.  INVESTMENTS IN MARKETABLE SECURITIES AND EQUITY INVESTMENTS

Marketable Securities (amounts in thousands):

	December 31,
	2007		2006
	Cost	Market Value	Cost	Market Value
Cash equivalents(1):
Money market funds	$660,648	$660,648	$222,804	$222,804
Short-term investments:
Corporate notes	47,095	47,114	65,932	65,607
U.S. Government agencies	33,303	33,331	21,347	21,174
U.S. Treasury notes	—	—	33,287	33,113

	80,398	80,445	120,566	119,894
Long-term investments:
Corporate notes	274,861	274,862	355,008	353,497
U.S. Government agencies	132,464	133,979	189,372	188,148
Fixed income fund	252	235	252	250
U.S. Treasury notes	101,758	103,861	132,192	131,645

	509,335	512,937	676,824	673,540

Total cash equivalents, short- and long-term investments	$1,250,381	$1,254,030	$1,020,194	$1,016,238

Investments in equity securities	$61,291	$89,181	$45,766	$66,563

(1)
Cash equivalents are included as part of cash and cash equivalents on our consolidated balance sheets.

        The following table contains information regarding the range of contractual maturities of our investments in debt securities (amounts in thousands):

	December 31,
	2007		2006
	Cost	Market Value	Cost	Market Value
Within 1 year	$741,046	$741,093	$343,370	$342,698
1-2 years	175,433	175,016	157,682	156,944
2-10 years	333,902	337,921	519,142	516,596

	$1,250,381	$1,254,030	$1,020,194	$1,016,238

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE I.  INVESTMENTS IN MARKETABLE SECURITIES AND EQUITY INVESTMENTS (Continued)

Investments in Equity Securities

        The following table shows the investments in equity securities of unconsolidated entities as of December 31, 2007 and 2006 (amounts in thousands):

	December 31, 2007			December 31, 2006
	Adjusted Cost	Market Value	Unrealized Gain/(Loss)	Adjusted Cost	Market Value	Unrealized Gain/(Loss)
Publicly-held companies(1):
Dyax Corp.	$17,992	$18,190	$198	$1,096	$1,727	$631
ABIOMED, Inc(2)	12,185	35,861	23,676	12,185	32,539	20,354
Sirtris Pharmaceuticals, Inc	4,500	9,038	4,538	—	—	—
GTC Biotherapeutics, Inc.	1,973	1,455	(518)	4,910	4,618	(292)
Other	183	179	(4)	2,455	2,559	104

Total publicly-held companies	36,833	64,723	27,890	20,646	41,443	20,797
Private equity funds(3)	19,167	19,167	—	16,732	16,732	—
Privately-held companies(4)	5,291	5,291	—	8,388	8,388	—

Total	$61,291	$89,181	$27,890	$45,766	$66,563	$20,797

(1)
Marketable equity securities that have readily determinable market values are stated at market value. We record temporary unrealized gains and losses related to these investments in other comprehensive income (loss).

(2)
We consider ABIOMED to be a related party because our chairman and chief executive officer is a director of ABIOMED. As of December 31, 2007, we hold approximately 7% of the outstanding shares of ABIOMED common stock.

(3)
Our investments in private equity funds are stated at adjusted cost basis, which approximates market value.

(4)
Equity securities without readily determinable market values and for which we do not exercise significant influence are stated at cost and are periodically reviewed for impairment.

Unrealized Gains and Losses on Marketable Securities and Investments in Equity Securities

        We record unrealized holding gains and losses, net of tax, related to our investments in marketable securities and strategic investments, to the extent they are determined to be temporary, in stockholders' equity. The following table sets forth the gross amounts recorded:

	December 31,
	2007	2006
Unrealized holding gains	$34.1 million	$21.9 million
Unrealized holding losses	$2.6 million	$5.1 million

        We also collaborate with or provide services to certain of the companies in which we hold or have held equity investments, including Dyax, Isis and BioMarin. Our relationships with Dyax and Isis are described below. Our relationship with BioMarin is described in Note J., "Equity Method Investments."

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE I.  INVESTMENTS IN MARKETABLE SECURITIES AND EQUITY INVESTMENTS (Continued)

Dyax Corp.

        In October 1998, we entered into a collaboration agreement with Dyax to develop and commercialize DX-88, one of Dyax's proprietary compounds for the treatment of chronic inflammatory diseases. In 2003, we acquired a 49.99% interest in Dyax-Genzyme LLC, formerly known as Kallikrein LLC, a joint venture with Dyax for the development of DX-88 for HAE and other chronic inflammatory diseases. As a result of the adoption of FIN 46, we consolidated the results of Dyax-Genzyme LLC.

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

        In August 2006, we amended our $7.0 million secured promissory note receivable from Dyax to extend the maturity date from May 2007 to May 2010, eliminate the existing financial covenants and replace the original collateral on the note with a letter of credit from a major bank for $7.2 million.

        In August 2007, we received cash payments totaling $7.8 million from Dyax to settle the secured promissory note receivable from Dyax.

Strategic Alliance with Isis

        On January 7, 2008, we entered into a strategic alliance with Isis, whereby we obtained an exclusive license to develop and commercialize mipomersen, a lipid-lowering drug targeting apolipoprotein B-100, for the treatment of FH, an inherited disorder that causes exceptionally high levels of LDL-cholesterol. In February 2008, we paid Isis $150.0 million to purchase five million shares of Isis common stock for $30 per share. We are working with Isis to finalize the contracts under which we will develop and commercialize mipomersen.

NOTE J.  EQUITY METHOD INVESTMENTS

        Our equity method investments are included in other noncurrent assets in our consolidated balance sheets and totaled $45.8 million at December 31, 2007 and $34.4 million at December 31, 2006.

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

	Our Portion of the Net Income (Loss) of Our Equity Method Investments			Total Income (Loss) of Our Equity Method Investments
Equity Method Investment
	2007	2006	2005	2007	2006	2005
	(Amounts in millions)			(Amounts in millions)
BioMarin/Genzyme LLC	$30.1	$18.5	$7.1	$60.2	$37.1	$14.0
Bioenvision, Inc.(1)	(21.1)	—	—	(9.6)	—	—
MG Biotherapeutics LLC	(0.9)	(1.8)	(4.0)	(1.7)	(3.6)	(7.9)
Other	(0.7)	(1.0)	(2.9)	(7.7)	(13.6)	(22.3)

Totals	$7.4	$15.7	$0.2	$41.2	$19.9	$(16.2)

(1)
For the period from July 10, 2007 through October 22, 2007, we accounted for our initial investment in Bioenvision Common Stock under the equity method of accounting. We completed the acquisition of Bioenvision effective October 23, 2007.

        Condensed financial information for our equity method investees, excluding Bioenvision, is summarized below in aggregate:

	For the Years Ended December 31,
	2007	2006	2005
	(Amounts in thousands)
Revenue	$124,203	$97,060	$76,698
Gross profit	97,092	72,642	52,185
Operating expenses	(46,656)	(53,931)	(62,361)
Net income (loss)	50,866	19,865	(16,251)

	December 31,
	2007	2006
	(Amounts in thousands)
Current assets	$109,936	$96,727
Noncurrent assets	1,098	2,297
Current liabilities	15,359	16,245
Noncurrent liabilities	4,168	7,878

BioMarin/Genzyme LLC

        Effective January 1, 2008, we restructured the relationship regarding the manufacturing and commercialization of Aldurazyme by entering into several new agreements. BioMarin/Genzyme LLC will no longer engage in commercial activities related to Aldurazyme and will solely:

  •
  hold the intellectual property relating to Aldurazyme and other collaboration products; and

  •
  engage in research and development activities that are mutually selected and funded by BioMarin and us, the costs of which will be shared equally.

Under the restructured relationship, BioMarin/Genzyme LLC will license all intellectual property relating to Aldurazyme and other collaboration products on a royalty-free basis to BioMarin and us.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE J.  EQUITY METHOD INVESTMENTS (Continued)

BioMarin will hold the manufacturing rights and we will hold the global marketing rights. We will pay BioMarin a tiered payment ranging from 39.5% to 50% of worldwide net product sales of Aldurazyme.

        Our portion of the net income of BioMarin/Genzyme LLC is included in equity in income of equity method investments in our consolidated statements of operations.

NOTE K.  ACCRUED EXPENSES

	December 31,
	2007	2006
	(Amounts in thousands)
Compensation	$204,912	$169,350
Rebates	90,437	62,166
Bank overdraft	19,262	25,172
Other	331,034	220,754

Total	$645,645	$477,442

NOTE L. LONG-TERM DEBT AND LEASES

Long-Term Debt, Capital Lease Obligations and Convertible Debt

        Our long-term debt, capital lease obligations and convertible debt consist of the following (amounts in thousands):

	December 31,
	2007	2006
1.25% convertible senior notes due December 2023	$690,000	$690,000
Revolving credit facility maturing in December 2006	—	—
Revolving credit facility maturing in July 2011	—	—
Notes payable	7,952	8,958
Capital lease obligations	112,421	117,071

Long-term debt, capital lease obligations and convertible debt, including current portion	810,373	816,029
Less current portion	(696,625)	(6,226)

Noncurrent portion	$113,748	$809,803

        Over the next five years and thereafter, we will be required to repay the following principal amounts of our long-term debt (excluding capital leases) (amounts in millions):

2008	2009	2010	2011	2012	After 2012
$691.0	$1.1	$1.1	$1.1	$1.2	$2.5

1.25% Convertible Senior Notes

        On December 9, 2003, we completed the private placement of $690.0 million in principal of 1.25% convertible senior notes due December 1, 2023. After deducting offering costs of $17.0 million, net proceeds from the offering were approximately $673.0 million. We pay interest on these notes on June 1st and December 1st each year.

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

  •
  if certain specified corporate transactions have occurred, as provided in the indenture and terms of the note; or

  •
  if we redeem the notes. We have the right to redeem the notes for cash, in whole or in part, at our sole option on and after December 1, 2008.

        Furthermore, on each of December 1, 2008, December 1, 2013 and December 1, 2018, holders of the notes may require us to purchase all or a portion of their notes at a purchase price equal to 100% of the principal amount of notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date. As a result, we have included the $690.0 million in principal outstanding under the notes as a component of current portion of long-term debt and capital lease obligations in our consolidated balance sheets as of December 31, 2007. We may pay the purchase price, solely at our option, in cash, shares of Genzyme Stock or a combination of cash and shares of Genzyme Stock, provided that we pay any accrued and unpaid interest in cash. The shares of Genzyme Stock will be valued at 100% of the average closing sale price of Genzyme Stock for the 10 trading days immediately preceding, and including, the third business day immediately preceding the purchase date.

        Interest expense related to these notes was $11.9 million in each of 2007, 2006 and 2005. These amounts include $3.2 million in each year for amortization of debt offering costs. The fair value of these notes was $810.4 million at December 31, 2007 and $716.8 million at December 31, 2006.

Revolving Credit Facility

        In December 2003, we entered into our 2003 revolving credit facility. On July 14, 2006, we terminated our 2003 revolving credit facility and replaced it with our 2006 revolving credit facility. The proceeds of loans under our 2006 revolving credit facility can be used to finance working capital needs and for general corporate purposes. Our 2006 revolving credit facility may be increased at any time by up to an additional $350.0 million in the aggregate, as long as no default or event of default has occurred or is continuing and certain other customary conditions are satisfied. Borrowings under our 2006 revolving credit facility will bear interest at various rates depending on the type of loan. We are required to pay a facility fee of between 7 to 20 basis points based on the aggregate commitments

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE L. LONG-TERM DEBT AND LEASES (Continued)

under our 2006 revolving credit facility, and in certain circumstances a utilization fee of 10 basis points as follows:

  •
  revolving loans denominated in U.S. dollars or a foreign currency (other than Euros) bear interest at a variable rate equal to LIBOR for loans in U.S. dollars and a comparable index rate for foreign currency loans, plus an applicable margin;

        As of December 31, 2007, no amounts were outstanding under our 2006 revolving credit facility. The terms of our 2006 revolving credit facility include various covenants, including financial covenants that require us to meet minimum interest coverage ratios and maximum leverage ratios. As of December 31, 2007 we were in compliance with these covenants.

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

        Our capital lease obligation related to our corporate headquarters in Cambridge, Massachusetts requires us to make monthly payments of $1.3 million, which will be adjusted to $1.6 million in August 2013. We have recorded the value of the building and related obligations of $131.0 million in our consolidated balance sheets. The term of the lease is fifteen years and may be extended at our option for two successive ten-year periods.

        Over the next five years and thereafter, we will be required to pay the following amounts under our non-cancelable capital leases (amounts in millions):

2008	$15.5
2009	15.5
2010	15.4
2011	15.4
2012	15.5
Thereafter	103.1

Total lease payments	180.4
Less: interest	(68.0)

Total principal payments	112.4
Less current portion	(5.4)

Total	$107.0

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE L. LONG-TERM DEBT AND LEASES (Continued)

Operating Leases

        We lease facilities and personal property under non-cancelable operating leases with terms in excess of one year. Our total expense under operating leases was (amounts in millions):

For the Years Ended December 31,
2007	2006	2005
$74.3	$60.9	$49.5

        Over the next five years and thereafter, we will be required to pay the following amounts under non-cancelable operating leases (amounts in millions):

2008	2009	2010	2011	2012	After 2012	Total
$57.6	$45.9	$34.9	$27.6	$22.9	$113.4	$302.3

NOTE M. STOCKHOLDERS' EQUITY

Preferred Stock

	At December 31, 2007			At December 31, 2006
Series	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding
Series A Junior Participating, $0.01 par value	3,000,000	—	—	3,000,000	—	—
Undesignated	7,000,000	—	—	7,000,000	—	—

	10,000,000	—	—	10,000,000	—	—

        Our charter permits us to issue shares of preferred stock at any time in one or more series. Our board of directors will establish the preferences, voting powers, qualifications, and special or relative rights or privileges of any series of preferred stock before it is issued.

Common Stock

        The following table describes the number of authorized and outstanding shares of our common stock at December 31, 2007 and 2006:

		Outstanding at December 31,
Series
	Authorized	2007	2006
Genzyme Stock, $0.01 par value	690,000,000	266,008,500	263,026,163

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

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE M. STOCKHOLDERS' EQUITY (Continued)

        Each share of Series A Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share, but will be entitled to an aggregate dividend of 100 times the cash dividend declared per share of Genzyme Stock. Each share of Series A Preferred Stock will have 100 votes and will vote together with Genzyme Stock. In the event of any merger, consolidation or other transaction in which Genzyme Stock is exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of Genzyme Stock.

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

        Under a deferral agreement, a participant indicates the percentage of deferred compensation to allocate to cash and stock, upon which a cash deferral account and a stock deferral account are established. The cash account bears interest at the rate paid on 90-day Treasury bills with interest accruing quarterly. The stock account is for amounts invested in hypothetical shares of Genzyme Stock. These amounts are converted into hypothetical shares quarterly at the average closing price of Genzyme Stock for all trading days during the quarter.

        Distributions are paid in a lump sum or in annual installments for up to five years. Payments begin the year following a director's termination of service or, subject to certain restrictions, in a year elected by the participant. As of December 31, 2007, four of the seven eligible directors had established accounts under this plan, and three of these four directors are currently deferring their compensation. We have reserved 105,962 shares of Genzyme Stock to cover distributions credited to stock accounts under the plan. We had not made any stock distributions under this plan as of December 31, 2007. As of December 31, 2007, we have made cash distributions totaling $69,492 to one director under the terms of his deferral agreement.

Stock-Based Compensation

Equity Plans

        The purpose of each of our equity plans is to attract, retain and motivate our key employees, consultants and directors. Awards granted under these plans can be either incentive stock options (ISO), nonstatutory stock options (NSO), or RSU's, as specified in the individual plans. Shares issued as a result of stock option exercises are funded through the issuance of new shares. In May 2007,

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE M. STOCKHOLDERS' EQUITY (Continued)

shareholders approved a new 2007 Director Equity Plan, which allows for the granting of stock options, and RSUs. In May 2006, shareholders approved amendments to the 2004 Equity Incentive Plan that allow for the granting of restricted stock and RSUs in addition to stock options. The following table contains information about our equity plans:

			As of December 31, 2007
Plan Name	Group Eligible	Type of Award Granted	Awards Reserved for Issuance	Awards Outstanding	Awards Available for Grant
2004 Equity Incentive Plan(1)	All key employees and consultants	ISO/NSO/RSU	35,068,397	26,470,290	8,598,107
2001 Equity Incentive Plan(1)	All key employees and consultants	ISO/NSO	8,956,311	8,775,989	180,322
2007 Director Equity Plan(2)	Non-employee board members	NSO	901,291	643,916	257,375
Assumed Options(3)			192,634	192,634	—

			45,118,633	36,082,829	9,035,804

(1)
The exercise price of option grants may not be less than the fair market value at the date of grant. Option grants have a maximum term of ten years. The compensation committee of our board of directors, or its delegates as applicable, determines the terms and conditions of each option grant, including who, among eligible persons, will receive option grants, the form of payment of the exercise price, the number of shares granted, the vesting schedule and the terms of exercise. In 2007, we began granting RSUs as part of our general grant of awards to employees.

(2)
Options are automatically granted on the date of our annual shareholders meeting or at a director's initial appointment to the board, have an exercise price equal to the fair market value of Genzyme Stock on the date of grant, expire ten years after the initial grant date and vest on the date of the next annual shareholders meeting following the date of grant. As of December 31, 2007, no restricted stock or RSUs have been issued under the plan.

(3)
Consists of options we assumed through our acquisitions.

        In 2007 and 2006, we accounted for options granted to our employees and directors under the fair value method of accounting using the Black-Scholes valuation model to measure stock option expense at the date of grant. All stock option grants have an exercise price equal to the fair market value of Genzyme Stock on the date of grant and generally have a 10-year term and vest in increments, generally over four years from the date of grant, although we may grant options with different vesting terms from time to time. Upon termination of employment other than by death, disability or change of control, unvested options are cancelled, and any unexercised vested options will expire three months after the employee's termination date. Excluding our directors who are not employees, when an employee meets a retirement eligibility age of 60 with at least five years of service, upon termination (except for cause) the employee's options automatically become fully vested and will expire three years after the employee's termination date or on the original expiration date set at the time the options were granted, whichever is earlier. When a director leaves the board, unvested options are cancelled and any unexercised vested options will expire at the end of their term. We recognize stock-based compensation expense for each grant on a straight-line basis over the employee's or director's requisite service period, generally the vesting period of the award. Additionally, stock-based compensation expense related to stock options includes an estimate for pre-vesting forfeitures. Effective January 1, 2006, in connection with our adoption of FAS 123R, we recognize stock-based compensation expense immediately for awards granted to retirement eligible employees or over the period from the grant date to the date retirement eligibility is achieved, if that is expected to occur during the nominal vesting

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE M. STOCKHOLDERS' EQUITY (Continued)

period. For stock-based compensation expense recognition purposes only, grants to retirement eligible employees prior to January 1, 2006 are not subject to accelerated vesting and expense is recognized over the nominal vesting period.

        We award time-vested RSUs to employees that generally vest no sooner than one-third per year over three years on the anniversary of the date of grant, or upon the third anniversary of the date of grant, provided the employee remains continuously employed with us. Shares of Genzyme Stock will be delivered to the employee upon vesting, subject to payment of applicable withholding taxes. Time-vested RSUs awarded to our directors for service on our board of directors vest on the first anniversary of the date of grant, provided that the director continues to serve on our board of directors through the vesting date. Shares of Genzyme Stock will be delivered to the director upon vesting. The fair value of all time-vested RSUs is based on the market value of Genzyme Stock on the date of grant. We recognize compensation expense for our RSUs, including the effect of forfeitures, over the applicable service period.

ESPP

        Our 1999 ESPP allows employees to purchase our stock at a discount. Under this plan, the purchase price per share of Genzyme Stock is 85% of the lower of the fair market value of Genzyme Stock at the beginning of an enrollment period or on the purchase date. Employees working at least 20 hours per week may elect to participate in our ESPP during specified open enrollment periods, which occur twice each year shortly before the start of each new enrollment period. New enrollment periods begin on the first trading day of January and July and each enrollment period lasts two years. Employee contributions for each enrollment period are automatically used to purchase stock on behalf of each participating employee on eight pre-determined purchase dates during the two-year enrollment period, which occur once every three months, in January, April, July and October. We place limitations on the total number of shares of stock that employees can purchase under the plan in a given year. As of December 31, 2007, 7,329,391 shares of Genzyme Stock were authorized for purchase under the ESPP, of which 1,445,791 remain available.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE M. STOCKHOLDERS' EQUITY (Continued)

Adoption of FAS 123R

        As a result of adopting FAS 123R, for the years ended December 31, 2007 and 2006, we recorded pre-tax stock-based compensation expense, net of estimated forfeitures, which were allocated based on the functional cost center of each employee as follows (amounts in thousands, except per share amounts):

	2007	2006
Pre-tax stock-based compensation expense, net of estimated forfeitures(1):
Cost of products and services sold	$(25,677)	$(21,430)
Selling, general and administrative	(106,172)	(121,822)
Research and development	(58,101)	(65,248)

Total	(189,950)	(208,500)
Less: tax benefit of stock options	58,148	66,331

Stock-based compensation expense, net of tax	$(131,802)	$(142,169)

Per basic and diluted share	$(0.50)	$(0.54)

    (1)
    We capitalized $13.5 million in 2007 and $15.1 million in 2006 of stock-based compensation expense to inventory, all of which is attributable to participating employees that support our manufacturing operations. We amortize stock-based compensation expense capitalized to inventory based on inventory turns.

        At December 31, 2007, there was $255.0 million of pre-tax stock-based compensation expense, net of estimated forfeitures, related to unvested awards not yet recognized which is expected to be recognized over a weighted average period of 2.1 years.

Pro Forma Information for the Period Prior to Adoption of FAS 123R

        Prior to the adoption of FAS 123R, we accounted for stock options granted to employees in accordance with APB 25 and provided the disclosures required under FAS 123 only in the notes to our financial statements. As a result, no stock-based compensation expense related to our ESPP or stock options was reflected in our net income for the year ended December 31, 2005 since all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE M. STOCKHOLDERS' EQUITY (Continued)

        The following table sets forth our historical disclosure of pro forma net income and net income per share data for the year ended December 31, 2005, as if compensation expense for our stock-based compensation plans was determined in accordance with FAS 123 based on the individual grant date fair value of the awards (amounts in thousands, except per share amounts):

For the Year Ended December 31, 2005
Net income(1):
As reported	$441,489
Add: employee stock-based compensation included in as reported, net of tax	280
Deduct: pro forma employee stock-based compensation expense, net of tax	(112,808)

Pro forma net income	$328,961

Net income per share:
Basic:
As reported	$1.73

Pro forma	$1.29

Diluted:
As reported	$1.65

Pro forma	$1.24

    (1)
    Under FAS 123 we did not capitalize any stock-based compensation expenses to inventory.

Valuation Assumptions for Stock Option Plans and ESPP

        The employee stock-based compensation expense recognized under FAS 123R and presented in the pro forma disclosure required under FAS 123 was determined using the Black-Scholes option valuation model. Option valuation models require the input of subjective assumptions and these assumptions can vary over time. The weighted average assumptions used are as follows:

	For the Years Ended December 31,
	2007	2006	2005
Risk-free interest rate	4%	5%	4%
Dividend yield	0%	0%	0%
Expected option life (in years)—directors	7	7	5
Expected option life (in years)—officers	6	6	5
Expected option life (in years)—all other employees	4	4	5
Volatility-stock options	28%	39%	46%
Volatility-ESPP	23%	27%	28%

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE M. STOCKHOLDERS' EQUITY (Continued)

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

Stock Option Plan Activity

        The following table contains information regarding our stock option activity for the years ended December 31, 2006 and 2007:

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2005	32,345,317	$47.71
Granted	7,821,546	59.16
Exercised	(2,976,739)	39.57
Forfeited and cancelled	(866,861)	63.32

Outstanding at December 31, 2006	36,323,263	50.48
Granted	4,846,138	62.48
Exercised	(5,615,041)	43.22
Forfeited and cancelled	(783,388)	68.20

Outstanding at December 31, 2007	34,770,972	$52.94	6.41	$778,857,052

Vested and expected to vest at December 31, 2007	34,191,622	$52.82	6.38	$770,388,303

Exercisable at December 31, 2007	22,740,931	$49.31	5.42	$602,139,069

        The following table contains information regarding the pre-tax intrinsic value of our stock options, the estimated fair value of shares vested and the weighted average grant date fair value per share of stock granted under our stock option plans for the periods presented (amounts in thousands, except per share amounts):

	For the Years Ended December 31,
	2007	2006	2005
Pre-tax intrinsic value of options exercised	$153,772	$81,928	$296,949
Weighted average grant date fair value per share of stock granted under our stock option plans	$19.39	$25.01	$29.73

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE M. STOCKHOLDERS' EQUITY (Continued)

        For the year ended December 31, 2007, we:

  •
  received a total of $285.8 million of cash proceeds and recognized $51.0 million of tax benefits from the issuance of stock under our stock option plans and ESPP; and

  •
  classified $13.6 million of excess tax benefits from stock-based compensation as a financing cash inflow in our consolidated statements of cash flows.

Time-Vested RSU Activity

        We granted RSUs for the first time in connection with our 2007 general grant to employees. The following table contains information regarding our time-vested RSUs for the year ended December 31, 2007 (shares are in thousands):

	Shares Under Award	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2006	—
Granted	1,348,003	$62.16
Released and issued	—	—
Forfeited and cancelled	(36,146)	$62.16

Outstanding at December 31, 2007	1,311,857	$62.16	2.39	$97,654,635

Vested and expected to vest at December 31, 2007	1,238,805	$62.16	2.39	92,216,670

Issued at December 31, 2007	—

ESPP Activity

        The following table contains information regarding our ESPP activity for the years ended December 31, 2006 and 2007:

Shares available and issued:
Available for purchase as of December 31, 2005	1,712,481
Shares purchased by employees	(898,756)

Available for purchase as of December 31, 2006	813,725
Additional shares authorized	1,500,000
Shares purchased by employees	(867,934)

Available for purchase as of December 31, 2007	1,445,791

Notes Receivable from Stockholders

        In connection with our acquisition of Biomatrix, we assumed notes receivable from certain former employees, directors and consultants of Biomatrix. The notes are full-recourse promissory notes that accrue interest at rates ranging from 5.30% to 7.18% and mature at various dates from May 2007

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE M. STOCKHOLDERS' EQUITY (Continued)

through September 2009, at which point the outstanding principal and accrued interest for each note will become payable. As of December 31, 2007, there is a total of $15.7 million outstanding for these notes, including $10.2 million of principal and $5.5 million of accrued interest, which we recorded in stockholders' equity because the notes were originally received in exchange for the issuance of stock. The amount due in 2007 of $0.4 million and the amount that became due in January 2008 of $1.1 million, both of which include interest, were not repaid, however, we are pursuing collection of these notes and the notes will continue to accrue interest until the outstanding principal and accrued interest are repaid. In the first half of 2008, an additional $8.3 million in principal will become due and payable with interest.

NOTE N. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

        We periodically become subject to legal proceedings and claims arising in connection with our business.

        Through June 30, 2003, we had three outstanding series of common stock, which we referred to as tracking stocks; Genzyme General Stock (which we now refer to as Genzyme Stock), Biosurgery Stock and Molecular Oncology Stock. In 2003, four lawsuits were filed against us regarding the exchange of all of the outstanding shares of Biosurgery Stock for shares of Genzyme Stock in connection with the elimination of our tracking stocks in July 2003. Each of the lawsuits was a purported class action on behalf of holders of Biosurgery Stock. Three cases were filed in Massachusetts state court, and one case was filed in the United States District Court for the Southern District of New York, which we refer to as the U.S. District Court. On June 4, 2007, the Massachusetts Supreme Judicial Court reversed an order of the Massachusetts Appeals Court and affirmed dismissal of the first of the state court actions. The remaining two state court actions remained stayed while the action filed in the U.S. District Court progressed. In that action, the U.S. District Court had denied our motion to dismiss the successive amended complaints and granted plaintiffs' motion to certify a class. On August 6, 2007, we reached an agreement in principle with counsel for the plaintiff class to settle and dismiss that case for $64.0 million. The U.S. District Court entered an order approving the settlement on December 30, 2007. Because the members of the class in the New York action released all claims, the settlement and its approval, as a practical matter, resolved the two remaining actions in Massachusetts state court. Those two cases have been dismissed. As a result, we recorded a liability for the settlement payment of $64.0 million as a charge to SG&A in our consolidated statement of operations in June 2007, which we subsequently paid in August 2007. We have submitted claims to our insurers for reimbursement of portions of the expenses incurred in connection with these cases; the insurer has purported to deny coverage and therefore, we have not recorded a receivable for any potential recovery from our insurer. We intend to vigorously pursue our rights with respect to insurance coverage and to the extent we are successful, we will record the recovery in our consolidated statements of operations.

        We periodically become subject to legal proceedings and claims arising in connection with our business. We believe we have meritorious arguments in our current litigation matters and our view as of this report is that any outcome, either individually or in the aggregate, is not expected to be material to our financial position or results of operations.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE O. INCOME TAXES

        Our income (loss) before income taxes and the related income tax provision (benefit) are as follows:

	For the Years Ended December 31,
	2007	2006	2005
	(Amounts in thousands)
Income (loss) before income taxes:
Domestic	$753,987	$4,158	$558,434
Foreign	(18,313)	(56,836)	70,485

Total	$735,674	$(52,678)	$628,919

Currently payable:
Federal	$313,136	$119,037	$105,542
State	19,498	27,194	33,804
Foreign	28,986	97,684	32,784

Total	361,620	243,915	172,130

Deferred:
Federal	(75,931)	(219,383)	32,591
State	(10,311)	(29,048)	(19,282)
Foreign	(19,897)	(31,365)	1,991

Total	(106,139)	(279,796)	15,300

Provision for (benefit from) income taxes	$255,481	$(35,881)	$187,430

        Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	For the Years Ended December 31,
	2007	2006	2005
Tax provision at U.S. statutory rate	35.0%	(35.0)%	35.0%
State taxes, net	0.7	(1.7)	1.6
Export sales benefits	—	(37.2)	(2.8)
Domestic manufacturing deduction	(0.5)	(15.5)	(1.2)
Goodwill impairment	—	19.6	—
Legal settlements	3.0	—	—
Audit settlements	0.5	(62.9)	—
Stock compensation	1.3	15.8	—
Tax credits	(3.5)	(30.5)	(4.1)
Foreign rate differential	(2.1)	76.0	0.1
Other	0.3	3.3	1.2

Effective tax rate	34.7%	(68.1)%	29.8%

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE O. INCOME TAXES (Continued)

        Our effective tax rate for 2007 was impacted by:

  •
  the charge for IPR&D of $106.4 million recorded in October 2007 in connection with our acquisition of Bioenvision, of which $100.3 million was deductible and taxed at rates other than the U.S. statutory income tax rate and $6.1 million was non-deductible;

  •
  non-deductible stock compensation expense of $32.0 million; and

  •
  a non-deductible charge of $64.0 million for the settlement of the Biosurgery tracking stock suit in August 2007.

        Our effective tax rates for 2006 and 2005 were impacted by:

  •
  the deductible charge for IPR&D of $552.9 million recorded in November 2006 in connection with our acquisition of AnorMED, of which $195.7 million was taxed at rates other than the U.S. statutory tax rate;

  •
  non-deductible stock compensation expense in 2006 of $33.2 million; and

  •
  a charge for impaired goodwill of $219.2 million recorded in September 2006, of which $29.5 million was not deductible for tax purposes;

  •
  the settlement of the 1996 to 1999 IRS audit and various state and foreign income tax audits. We recorded a $33.2 million tax benefit to our income tax provision primarily related to export sales benefits, tax credits and deductible intangibles from a prior period acquisition. In conjunction with those settlements, we reduced our tax reserves by approximately $13.1 million and recorded current and deferred tax benefits for the remaining portion of the settlement amounts; and

  •
  the non-deductible IPR&D charges of $22.2 million, of which $9.5 million was recorded in the first quarter of 2005 in connection with the acquisition of Verigen and $12.7 million was recorded in the third quarter of 2005 in connection with the acquisition of Bone Care.

In addition, our overall tax rate has changed significantly due to fluctuations in our income (loss) before taxes, which was $735.7 million in 2007, $(52.7) million in 2006, and $628.9 million in 2005.

        Effective January 1, 2007, we adopted the provisions of FIN 48, which clarifies the accounting for income tax positions by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on the derecognition of previously recognized deferred tax items, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under FIN 48, we recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. The tax benefits recognized in our consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

        As of December 31, 2007, we had approximately $41.8 million of total gross unrecognized tax benefits, of which approximately $32.0 million represents the amount of unrecognized tax benefits that, if recognized, would favorably affect our effective income tax rate in future periods. Management has concluded that it is not reasonably possible that the total amounts of unrecognized tax benefits will

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE O. INCOME TAXES (Continued)

significantly increase or decrease within 12 months of the reporting date. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (amounts in thousands):

Balance as of January 1, 2007	$36,515
Additions to tax provisions related to the current year	9,634
Additions to tax provisions related to prior years	829
Reduction for tax provisions of prior years	(5,155)

Balance as of December 31, 2007	$41,823

        We continue to recognize interest and penalties related to unrecognized tax benefits, which are not significant, within our provision for income taxes.

        The components of net deferred tax assets (liabilities) are described in the following table:

	December 31,
	2007	2006
	(Amounts in thousands)
Deferred tax assets:
Net operating loss carryforwards	$29,716	$22,772
Tax credits	15,071	14,770
Inventory	66,868	76,004
Depreciable assets	2,834	10,154
Stock compensation	103,709	65,459
Reserves, accruals and other	111,083	43,759

Total deferred tax assets	329,281	232,918
Deferred tax liabilities:
Realized and unrealized capital gains	(6,292)	(914)
Intangible assets	(62,984)	(105,988)

Net deferred tax assets	$260,005	$126,016

        Our ability to realize the benefit of the net deferred tax assets is dependent on our generating sufficient taxable income. While it is not assured, we believe that it is more likely than not that we will be able to realize all of our net deferred tax assets. The amount we can realize, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

        At December 31, 2007, we had for U.S. income tax purposes, net operating loss carryforwards of $6.2 million and tax credit carryforwards of $3.1 million. The net operating loss carryforwards expire between 2009 and 2014 and the tax credits begin expiring after 2015. Ownership changes, as defined under Internal Revenue Code, may have limited the amount of net operating loss carryforwards which may be utilized annually to offset future taxable income. We had foreign net operating loss carryforwards of $90.3 million as of December 31, 2007, which begin expiring after 2013.

        We are currently under IRS audit for tax years 2004 to 2005. We believe that we have provided sufficiently for all audit exposures. Favorable settlement of these audits or the expiration of the statute of limitations on the assessment of income taxes for any tax year may result in a reduction of future tax

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE O. INCOME TAXES (Continued)

provisions. Any such benefit would be recorded upon final resolution of the audit or expiration of the applicable statute of limitations.

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

        The 401(k) Plan was established effective January 1, 1988 to provide a long-range program of systematic savings for eligible employees. Employees of Genzyme Corporation as well as our wholly-owned subsidiaries in the United States are eligible to participate in the 401(k) Plan. For 2007, eligible employees could elect, through salary reduction agreements, to have up to 18% or a maximum of $15,500 of their eligible compensation contributed on a pre-tax basis to the 401(k) Plan. We made bi-weekly matching contributions to the 401(k) Plan equal to:

  •
  100% of the elective contributions made to the 401(k) Plan by each participant to the extent that such elective contributions do not exceed 4% of the participant's eligible compensation for such pay period; and

  •
  50% of the amount of elective contributions made to the 401(k) Plan by the participant to the extent such elective contributions exceed 4% but do not exceed 6% of the participant's eligible compensation for such pay period.

        SG&A includes the following charges related to the 401(k) Plan, representing our matching contributions incurred in each year:

  •
  $25.0 million in 2007;

  •
  $23.9 million in 2006; and

  •
  $16.0 million in 2005.

        Effective December 31, 2000, the GSP Plan and the Biomatrix Plan were frozen and the participants in these plans became eligible to participate in the 401(k) Plan.

        In September 2003, in connection with the acquisition of SangStat, we terminated the SangStat Plan. In November 2004, we received approval for the termination from the IRS, at which time all participants in the SangStat Plan became fully vested in their account balances and had the option of receiving a distribution, less applicable taxes and penalties, or transferring their balance to another qualified fund. As of December 31, 2007, the SangStat Plan had not been fully liquidated.

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

        The following table sets forth the funded status and the amounts recognized for our defined benefit pension plans outside the U.S. (amounts in thousands):

	December 31,
	2007	2006
Change in benefit obligation:
Projected benefit obligation, beginning of year	$95,385	$64,785
Service cost	6,436	4,751
Interest cost	5,064	3,487
Plan participants' contributions	1,798	1,417
Actuarial (gain) loss	(11,713)	12,037
Foreign currency exchange rate changes	2,395	10,265
Benefits paid	(1,757)	(1,357)

Projected benefit obligation, end of year	$97,608	$95,385

Change in plan assets:
Fair value of plan assets, beginning of year	$63,603	$46,752
Return on plan assets	3,421	6,269
Employer contribution	3,920	3,302
Plan participants' contributions	1,798	1,416
Foreign currency exchange rate changes	1,082	7,097
Benefits paid	(1,437)	(1,233)

Fair value of plan assets, end of year	$72,387	$63,603

Funded status at end of year	$(25,221)	$(31,782)

        Amounts recognized in our consolidated balance sheets consist of (amounts in thousands):

	December 31,
	2007	2006
Noncurrent assets	$—	$—
Accrued expenses	(1,343)	(1,297)
Other noncurrent liabilities	(23,878)	(30,485)

Net amount recognized	$(25,221)	$(31,782)

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE P. BENEFIT PLANS (Continued)

        The incremental effect of applying FAS 158 on individual line items in our consolidated balance sheets as of December 31, 2006, was as follows (amounts in thousands):

	December 31, 2006
	Before Application of FAS 158	FAS 158 Adjustments	After Application of FAS 158
Accrued expenses	$476,145	$1,297	$477,442
Deferred tax liabilities	14,730	(3,821)	10,909
Other noncurrent liabilities	40,332	11,319	51,651
Total liabilities	1,521,682	8,795	1,530,477
Accumulated other comprehensive income	263,000	(8,795)	254,205
Total stockholders' equity	5,669,506	(8,795)	5,660,711
Total liabilities and stockholders' equity	$7,191,188	—	$7,191,188

        Amounts recognized in other comprehensive income (loss) consist of (amounts in thousands):

	December 31,
	2007	2006
Additional minimum pension liability, net of tax	$1,056	$(8,564)

        The amounts recognized in accumulated other comprehensive income (loss) for net actuarial gains and losses, prior service costs and transition obligations were not significant for the years ended December 31, 2007, 2006 or 2005. The estimated amounts that will be amortized from accumulated other comprehensive income (loss) at December 31, 2007 into net pre-tax periodic pension costs in 2008 is also not significant.

        We recognized the underfunded status of our defined benefit pension plans in our consolidated balance sheets as of December 31, 2006, including $12.6 million of additional minimum pension liabilities and $3.8 million of related deferred tax assets offset by an $8.8 million charge, net of tax, to accumulated other comprehensive income in stockholders' equity.

        The weighted average assumptions used in determining related obligations of pension benefit plans are shown below:

	December 31,
	2007	2006
Weighted average assumptions:
Discount rate	5.79%	5.07%
Rate of compensation increase	4.81%	4.42%

        For the year ended December 31, 2007, the discount rate used to determine the benefit obligations for our plans was based on highly rated long-term bond indices and yield curves that match the duration of each plan's benefit obligations. The bond indices and yield curve analyses include only bonds rated Aa or higher from reputable rating agencies. The discount rate represents the average of the discount rates for each plan weighted by plan liabilities as of December 31, 2007. The discount rate reflects the rate at which the pension benefits could be effectively settled.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE P. BENEFIT PLANS (Continued)

        The weighted average assumptions used to determine the net pension expense are shown below:

	December 31,
	2007	2006	2005
Weighted average assumptions:
Discount rate	5.12%	4.73%	5.23%
Rate of return on assets	7.67%	7.47%	7.32%
Rate of compensation increase	4.44%	3.93%	3.92%

        The components of net pension expense are as follows (amounts in thousands):

	December 31,
	2007	2006	2005
Service cost	$6,436	$4,751	$2,983
Interest cost	5,063	3,488	2,761
Expected return on plan assets	(3,411)	(6,269)	(8,149)
Amortization and deferral of actuarial loss	(456)	3,334	5,793

Net pension expense	$7,632	$5,304	$3,388

        The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows (amounts in thousands):

	December 31,
	2007	2006
Projected benefit obligation	$97,608	$95,385
Accumulated benefit obligation	86,635	82,762
Fair value of plan assets	72,387	63,603

        At December 31, 2007 and 2006, plan assets for our foreign defined pension benefit plans consist primarily of the assets of our U.K. Pension Plan. Defined pension benefit plan assets for our other foreign subsidiaries as of December 31, 2007 and 2006 were not significant.

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

	December 31,
	2007	2006
U.K. equity securities	57%	55%
Other overseas equity securities	26	27
Bonds	9	8
Real estate	4	6
Other	4	4

Total	100%	100%

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

Contributions

        We expect to contribute approximately $4 million to our U.K. Pension Plan in 2008.

Estimated Future Benefit Payments

        We expect to pay the following benefit payments for our defined pension benefit plans outside the United States, which reflect expected future service, as appropriate (amounts in thousands):

Estimated Future Benefit Payments
2008	$1,333
2009	1,585
2010	1,525
2011	1,659
2012	2,000
2013-2017	16,745

Total	$24,847

NOTE Q. SEGMENT INFORMATION

        In accordance with FAS 131, "Disclosures about Segments of an Enterprise and Related Information," we present segment information in a manner consistent with the method we use to report this information to our management. Applying FAS 131, we have six reporting segments as described in Note A., under the heading "Summary of Significant Accounting Policies—Business," to these financial statements. As described in Note A., above, as a result of the acquisition of Bioenvision in 2007, our Oncology business unit, which was formerly reported combined with "Other," now meets the criteria for disclosure as a separate reporting segment. This change in presentation has been retrospectively applied for all periods presented. We have revised our 2006 and 2005 segment presentations to conform to our 2007 presentation.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE Q. SEGMENT INFORMATION (Continued)

        We have provided information concerning the operations of these reportable segments in the following tables (amounts in thousands):

	For the Years Ended December 31,
	2007	2006	2005
Revenues:
Renal(1)	$718,378	$608,479	$452,000
Therapeutics	1,881,268	1,520,713	1,322,034
Transplant(1)	175,006	155,966	145,912
Biosurgery	426,647	387,569	353,176
Genetics	285,114	240,857	222,328
Oncology(1)	88,348	59,387	45,076
Other	237,143	213,669	192,597
Corporate(1)	1,615	373	1,719

Total	$3,813,519	$3,187,013	$2,734,842

Depreciation and amortization expense:
Renal(1)	$82,466	$94,809	$66,626
Therapeutics	24,612	19,112	14,602
Transplant(1)	25,824	24,709	30,199
Biosurgery	71,520	73,788	69,200
Genetics	18,236	20,287	15,879
Oncology(1)	23,628	19,851	20,003
Other	16,721	16,962	14,560
Corporate(1)	75,189	61,871	53,551

Total	$338,196	$331,389	$284,620

Equity in income (loss) of equity method investments:
Renal	$—	$—	$—
Therapeutics	30,065	18,508	7,076
Transplant	—	—	(893)
Biosurgery	—	—	—
Genetics	—	—	—
Oncology	(21,101)
Other	(852)	(1,814)	(3,988)
Corporate	(714)	(989)	(2,044)

Total	$7,398	$15,705	$151

Income (loss) before income taxes:
Renal(1)	$275,105	$175,486	$102,739
Therapeutics(2)	1,199,830	1,015,375	820,921
Transplant(1)	(55,941)	(542,789)	15,495
Biosurgery	60,082	40,734	35,468
Genetics(3)	19,825	(227,796)	(3,039)
Oncology(1)	(180,419)	(52,119)	(58,803)
Other	5,866	11,971	8,735
Corporate(1,4)	(588,674)	(473,540)	(292,597)

Total	$735,674	$(52,678)	$628,919

(1)
The results of operations of acquired companies and assets and the amortization expense related to acquired intangible assets are included in segment results beginning on the date of acquisition.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE Q. SEGMENT INFORMATION (Continued)

  Charges for IPR&D related to these acquisitions are included in segment results in the year of acquisition. Significant acquisitions impacting the segment results above are:

Acquisition	Date Acquired	Business Segment(s)	IPR&D Charge
Bioenvision	October 23, 2007	Oncology	$125.5 million
AnorMED	November 7, 2006	Transplant	$552.9 million
Bone Care	July 1, 2005	Renal/Corporate	$12.7 million
(2)
Includes a $25.0 million upfront payment made to Ceregene, Inc., or Ceregene, in June 2007 in connection with a collaboration agreement for the development and commercialization of CERE-120, a gene therapy product for the treatment of Parkinson's disease.

(3)
Loss before income taxes for Genetics for 2006 includes a $219.2 million charge for impaired goodwill recorded in September 2006.

(4)
Loss before income taxes for Corporate includes our corporate, general and administrative and corporate science activities, all of the stock-based compensation expenses as a result of the adoption of FAS 123R in 2006, as well as net gains on investments in equity securities, interest income, interest expense and other income and expense items that we do not specifically allocate to a particular reporting segment. Loss before income taxes for Corporate includes a charge of $64.0 million in 2007 for the settlement of the litigation related to the consolidation of our former tracking stocks.

  Segment Assets

        We provide information concerning the assets of our reportable segments in the following table (amounts in thousands):

	December 31,
	2007	2006	2005
Segment Assets(1):
Renal	$1,468,428	$1,380,003	$1,344,117
Therapeutics	1,230,128	1,094,520	972,504
Transplant(2)	415,903	410,436	369,366
Biosurgery	458,412	477,334	456,634
Genetics(3)	148,787	133,839	364,469
Oncology(4)	940,097	682,343	678,794
Other(5)	246,496	169,000	160,261
Corporate(6)	3,393,490	2,843,713	2,532,720

Total	$8,301,741	$7,191,188	$6,878,865

(1)
Assets for our six reporting segments and Other include primarily accounts receivable, inventory and certain fixed and intangible assets, including goodwill.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE Q.  SEGMENT INFORMATION (Continued)

(2)
In November 2006, we acquired AnorMED for net consideration of $569.0 million. Total assets for AnorMED as of November 7, 2006, the date of acquisition, include (amounts in millions):

	Amount	Business Segment
Cash and cash equivalents	$20.2	Corporate
Other tangible assets	35.6	Transplant
Goodwill and other intangible assets	35.8	Transplant

Total	$91.6

(3)
In September 2006, upon completion of the required annual impairment tests for our goodwill, we determined that the $219.2 million of goodwill for our Genetics reporting unit was fully impaired and, as a result, we recorded a charge of $219.2 million in our consolidated statement of operations in September 2007 to write off the goodwill for our Genetics reporting unit.

(4)
In October 2007, we acquired Bioenvision for net consideration of $304.7 million. Total assets for the acquisition as of October 23, 2007, the date of acquisition, include (amounts in millions):

	Amount	Business Segment
Cash and cash equivalents	$45.2	Corporate
Goodwill and other intangible assets	257.7	Oncology
Other tangible assets	13.0	Oncology

Total	$315.9

(5)
In December 2007, we acquired certain diagnostic assets from DCL for net consideration of $54.1 million. Total assets for the acquisition as of December 3, 2007, the date of acquisition, include (amounts in millions):

	Amount	Business Segment
Goodwill and other intangible assets	$44.9	Other
Other tangible assets	10.0	Other

Total	$54.9

(6)
Includes the assets related to our corporate, general and administrative operations, and corporate science activities that we do not allocate to a particular segment, including cash, cash equivalents, short-and long-term investments in debt securities, net property, plant and equipment and deferred tax assets.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE Q.  SEGMENT INFORMATION (Continued)

        Segment assets for Corporate consist of the following (amounts in thousands):

	December 31,
	2007	2006	2005
Cash, cash equivalents, short- and long-term investments in debt securities	$1,460,394	$1,285,604	$1,089,102
Deferred tax assets, net	260,005	136,925	170,443
Property, plant & equipment, net	1,240,992	1,036,182	826,221
Investments in equity securities	89,181	66,563	135,930
Other	342,918	318,439	311,024

Total	$3,393,490	$2,843,713	$2,532,720

Geographic Segments

        We operate in the healthcare industry and we manufacture and market our products primarily in the United States and Europe. Our principal manufacturing facilities are located in the United States, United Kingdom, Switzerland, Republic of Ireland, France, Belgium and Germany. The following tables contain certain financial information by geographic area (amounts in thousands):

	For the Years Ended December 31,
	2007	2006	2005
Revenues:
United States	$1,996,764	$1,728,497	$1,517,000
Europe	1,238,360	990,745	858,913
Other	578,395	467,771	358,929

Total	$3,813,519	$3,187,013	$2,734,842

	December 31,
	2007	2006	2005
Long-lived assets:
United States	$1,067,918	$928,547	$915,107
Europe	1,044,901	801,767	611,657
Other	11,644	7,014	5,444

Total	$2,124,463	$1,737,328	$1,532,208

        Our results of operations are highly dependent on sales of Cerezyme. Sales of this product represented 30% of our total revenue in 2007, 32% of our total revenue in 2006 and 34% of our total revenue in 2005. We manufacture Cerezyme at our facility in Allston, Massachusetts and perform certain fill-finish activities at our facility in Waterford, Ireland. We sell this product directly to physicians, hospitals and treatment centers as well as through an unaffiliated distributor. Distributor sales of Cerezyme represented 17% of Cerezyme revenue in 2007, 21% in 2006 and 23% in 2005. We believe that our credit risk associated with trade receivables is mitigated as a result of the fact that this product is sold to a large number of customers over a broad geographic area.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE Q.  SEGMENT INFORMATION (Continued)

        Sales of Renagel, including sales of bulk sevelamer, represented 16% of our total revenue in both 2007 and 2006 and 15% of our total revenue in 2005. A substantial majority of the sales of Renagel are to wholesale distributors.

NOTE R.  QUARTERLY RESULTS (Unaudited)

	1st Quarter 2007	2nd Quarter 2007	3rd Quarter 2007	4th Quarter 2007
	(Amounts in thousands, except per share amounts)
Total revenues	$883,183	$933,419	$960,159	$1,036,758
Operating income(1)	195,562	128,434	219,622	110,247
Net income(1,2)	158,187	83,794	159,313	78,899
Net income per share:
Basic	$0.60	$0.32	$0.61	$0.30
Diluted	$0.57	$0.31	$0.58	$0.29

	1st Quarter 2006	2nd Quarter 2006	3rd Quarter 2006	4th Quarter 2006
	(Amounts in thousands, except per share amounts)
Total revenues	$730,842	$793,356	$808,574	$854,241
Operating income (loss)(3)	128,208	112,719	(47,882)	(383,554)
Net income (loss)(3)	100,974	134,497	15,966	(268,234)
Net income (loss) per share:
Basic	$0.39	$0.52	$0.06	$(1.02)
Diluted	$0.37	$0.49	$0.06	$(1.02)

(1)
Includes:

•
for the second quarter of 2007:

•
a $64.0 million non-deductible charge for the final court approved settlement agreement of the litigation related to the consolidation of our former tracking stocks;

•
a $25.0 million pre-tax charge ($15.9 million after tax) for the up-front payment we made to Ceregene in June 2007 related to our collaboration with Ceregene for the development of a gene therapy product for Parkinson's disease;

•
for the third quarter of 2007, $11.8 million of pre-tax charges ($7.5 million after tax) to write off certain lots of our Thymoglobulin finished goods inventory that did not meet our specifications for saleable product; and

•
for the fourth quarter of 2007:

•
a $106.4 million pre-tax charge for IPR&D ($97.5 million after tax), related to our acquisition of Bioenvision in October 2007; and

•
$14.8 million of pre-tax manufacturing related charges ($9.5 million after tax), including $9.1 million of pre-tax charges to write off additional lots of our Thymoglobulin finished goods inventory that did not meet our specifications for saleable product and $5.7 million of pre-tax charges to write off costs related to the manufacture of tolevamer at our manufacturing plants in Ireland and the United Kingdom.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE R.  QUARTERLY RESULTS (Unaudited) (Continued)

(2)
Includes:

•
for the first quarter of 2007, a $10.8 million pre-tax gain ($8.2 million after tax) related to the sale of our investment in THP; and

•
for the third quarter of 2007, a $19.1 million pre-tax charge for IPR&D ($12.2 million after tax), which we recorded as equity in income (loss) of equity method investments, representing our proportionate share of the fair value of the IPR&D programs of Bioenvision following the completed tender offer in July 2007.

(3)
For the fourth quarter of 2006, includes:

•
a $552.9 million pre-tax charge for IPR&D ($404.3 million after tax) related to our acquisition of AnorMED in November 2006; and

•
a $7.9 million pre-tax charge for the settlement of a case before the Competition Appeal Tribunal in the United Kingdom relating to our homecare business in the United Kingdom.

Report of Independent Registered Public Accounting Firm on
Financial Statement Schedule

To the Board of Directors and Shareholders
of Genzyme Corporation:

        Our audits of the consolidated financial statements and of the effectiveness of internal control over financial reporting referred to in our report dated February 29, 2008 appearing in the 2007 Genzyme Corporation Annual Report (which report and consolidated financial statements are incorporated by reference in this Annual Report on Form 10-K) also included an audit of the financial statement schedule listed in Item 15(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP Boston, Massachusetts February 29, 2008

GENZYME CORPORATION

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

Column A	Column B	Column C		Column D	Column E
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year ended December 31, 2007:
Accounts receivable allowances	$52,563,000	$9,664,000	$10,964,000	$32,904,000	$40,287,000
Rebates	$62,166,000	$—	$149,967,000	$121,696,000	$90,437,000
Year ended December 31, 2006:
Accounts receivable allowances	$46,127,000	$10,050,000	$13,627,000	$17,241,000	$52,563,000
Rebates	$50,304,000	$—	$115,500,000	$103,638,000	$62,166,000
Year ended December 31, 2005:
Accounts receivable allowances	$42,397,000	$9,444,000	$6,702,000	$12,416,000	$46,127,000
Rebates	$33,464,000	$—	$89,713,000	$72,873,000	$50,304,000