Form 10-K, Exhibit 13
period 2008-12-31
GENZYME CORP
filed 2009-03-02
CIK 732485

QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 13

GENZYME CORPORATION AND SUBSIDIARIES
FINANCIAL STATEMENTS

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Selected Financial Data

The following financial data should be read in conjunction with our audited, consolidated financial statements and related notes contained elsewhere in this Annual Report on Form 10-K. These selected financial data may not be indicative of our future financial condition due to the risks and uncertainties associated with operating our business, including those described under the caption "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations—Risk Factors" included in this Annual Report on Form 10-K (amounts in thousands):

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

	For the Years Ended December 31,
	2008	2007	2006	2005	2004
Revenues:
Net product sales	$4,196,907	$3,457,778	$2,887,409	$2,453,303	$1,976,191
Net service sales	366,091	326,326	282,118	261,379	212,392
Research and development revenue	42,041	29,415	17,486	20,160	12,562

Total revenues	4,605,039	3,813,519	3,187,013	2,734,842	2,201,145

Operating costs and expenses:
Cost of products sold(1,2)	913,267	715,504	536,388	462,177	448,442
Cost of services sold(1)	235,295	211,826	199,283	170,475	140,144
Selling, general and administrative(1,3)	1,338,190	1,187,184	1,010,400	787,839	603,851
Research and development(1,4)	1,308,330	737,685	649,951	502,657	391,802
Amortization of intangibles	226,442	201,105	209,355	181,632	109,473
Purchase of in-process research and development(5)	—	106,350	552,900	29,200	254,520
Charges for impaired intangible assets and goodwill(6)	2,036	—	219,245	—	—

Total operating costs and expenses	4,023,560	3,159,654	3,377,522	2,133,980	1,948,232

Operating income (loss)	581,479	653,865	(190,509)	600,862	252,913

Other income (expenses):
Equity in income (loss) of equity method investments	201	7,398	15,705	151	(15,624)
Minority interest	2,217	3,932	10,418	11,952	5,999
Gain (loss) on investments in equity securities, net(7)	(3,340)	13,067	73,230	5,698	(1,252)
Other	(1,861)	(637)	(2,045)	(1,535)	(357)
Investment income	51,260	70,196	56,001	31,429	24,244
Interest expense	(4,418)	(12,147)	(15,478)	(19,638)	(38,227)

Total other income (expenses)	44,059	81,809	137,831	28,057	(25,217)

Income (loss) before income taxes(1)	625,538	735,674	(52,678)	628,919	227,696
(Provision for) benefit from income taxes(1,6)	(204,457)	(255,481)	35,881	(187,430)	(141,169)

Net income (loss)(1)	$421,081	$480,193	$(16,797)	$441,489	$86,527

Net income (loss) per share:
Basic(1)	$1.57	$1.82	$(0.06)	$1.73	$0.38

Diluted(1)	$1.50	$1.74	$(0.06)	$1.65	$0.37

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Selected Financial Data (Continued)

CONSOLIDATED BALANCE SHEET DATA

	December 31,
	2008	2007	2006	2005	2004
Cash and investments(8)	$973,691	$1,460,394	$1,285,604	$1,089,102	$1,079,454
Working capital	1,601,852	1,137,904	1,338,062	1,114,976	1,009,231
Total assets	8,671,276	8,314,375	7,191,188	6,878,865	6,069,421
Long-term debt, capital lease obligations and convertible debt, including current portion	131,907	810,373	816,029	820,113	940,494
Stockholders' equity	7,305,993	6,612,937	5,660,711	5,149,867	4,380,156
There were no cash dividends paid.

(1)
For the years ended December 31, 2008, 2007 and 2006, we recorded pre-tax stock-based compensation expense, which was allocated based on the functional cost center of each employee as follows (amounts in thousands, except per share amounts):

	For the Years Ended December 31,
	2008	2007	2006
Cost of products and services sold	$(27,555)	$(25,677)	$(21,430)
Selling, general and administrative	(102,745)	(106,172)	(121,822)
Research and development	(56,673)	(58,101)	(65,248)

Total	(186,973)	(189,950)	(208,500)
Less: tax benefit of stock options	56,740	58,148	66,331

Stock-based compensation expense, net of tax	$(130,233)	$(131,802)	$(142,169)

Net loss per share—basic and diluted	$(0.49)	$(0.50)	$(0.54)

(2)
Includes charges of:

•
$12.6 million recorded in December 2008 for the write-off of inventory associated with terminated production runs of Myozyme at our Belgium facility; and

•
$20.9 million recorded in 2007 to write off Thymoglobulin inventory which did not meet our specifications for saleable product.

(3)
Includes a charge of $64.0 million recorded in 2007 to settle the litigation related to the consolidation of our former tracking stocks.

(4)
Includes charges of:

•
$16.0 million recorded in December 2008 for the license or purchase of certain intellectual property and technology relating to transactions with two third parties;

•
$130.0 million recorded in October 2008 for amounts accrued or paid to Osiris Therapeutics, Inc., or Osiris, as an upfront, nonrefundable license fee;

•
$100.0 million recorded in July 2008 as a nonrefundable upfront license fee payment to PTC Therapeutics, Inc., or PTC;

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Selected Financial Data (Continued)

  •
  $244.9 million recorded in 2008 for license fee payments to Isis Pharmaceuticals, Inc., or Isis; and

  •
  $25.0 million recorded in 2007 for an upfront milestone payment paid to Ceregene Inc., or Ceregene, for the development and commercialization of CERE-120, a gene therapy product candidate.

(5)
Includes charges for pre-tax IPR&D incurred in connection with the following acquisitions:

•
2007—Bioenvision;

•
2006—AnorMED Inc., or AnorMED;

•
2005—Avigen, Inc., or Avigen, Bone Care and Verigen;

•
2004—ILEX Oncology Inc., or ILEX Oncology.

(6)
Charges for impaired intangible assets and goodwill includes the following charges recorded in accordance with Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards No., or FAS, 142, "Goodwill and Other Intangible Assets":

•
2006—a $219.2 million pre-tax impairment charge and $69.8 million of related tax benefits to write off the goodwill of our genetics business unit.

(7)
For 2007, includes a pre-tax gain of $10.8 million recorded on the sale of our entire investment in the common stock of Therapeutic Human Polyclonals Inc., or THP. For 2006, includes a $69.4 million gain on the sale of our entire investment in Cambridge Antibody Technology Group plc, or CAT.

(8)
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

INTRODUCTION

        We are a global biotechnology company dedicated to making a major impact on the lives of people with serious diseases. Our broad product and service portfolio is focused on rare disorders, renal disease, orthopaedics, cancer, transplant and immune disease, and diagnostic and predictive testing.

        In the fourth quarter of 2008, we changed our segment reporting structure to better reflect the way we manage and measure the performance of our businesses. Under the new reporting structure, we are organized into four financial reporting units, which we also consider to be our reporting segments:

  •
  Genetic Diseases, which develops, manufactures and distributes therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as LSDs. The unit derives substantially all of its revenue from sales of Cerezyme, Fabrazyme, Myozyme and Aldurazyme;

  •
  Cardiometabolic and Renal, which develops, manufactures and distributes products that treat patients suffering from renal diseases, including chronic renal failure, and endocrine and cardiovascular diseases. The unit derives substantially all of its revenue from sales of Renagel/Renvela (including sales of bulk sevelamer), Hectorol and Thyrogen;

  •
  Biosurgery, which develops, manufactures and distributes biotherapeutics and biomaterial-based products, with an emphasis on products that meet medical needs in the orthopaedics and broader surgical areas. The unit derives substantially all of its revenue from sales of Synvisc, the Sepra line of products, Carticel and MACI; and

  •
  Hematologic Oncology, which develops, manufactures and distributes products for the treatment of cancer. The unit derives substantially all of its revenue from sales and royalties received on sales of Campath and clofarabine. This unit also includes Mozobil, which received marketing approval in the United States in December 2008. Clofarabine is marketed under the name Clolar in North and South America and as Evoltra elsewhere in the world.

        Our transplant business unit, which develops, manufactures and distributes therapeutic products that address pre-transplantation, prevention and treatment of graft rejection in organ transplantation and other hematologic and auto-immune disorders, and our genetics business unit, which provides testing services for the oncology, prenatal and reproductive markets, were formerly reported as separate reporting segments. Beginning with this report, we now include our transplant and genetics business units under the caption "Other." We also report the activities of our diagnostic products, bulk pharmaceuticals and immune mediated disease business units under the caption "Other." These operating segments did not meet the quantitative threshold for separate segment reporting.

        We report our corporate, general and administrative operations and corporate science activities under the caption "Corporate." Effective January 1, 2008, as a result of changes in how we review our business, certain general and administrative expenses that were formerly allocated amongst our reporting segments and "Other" are now allocated to "Corporate."

        We have reclassified our 2007 and 2006 segment disclosures to conform to our 2008 presentation.

MERGERS, ACQUISITIONS AND STRATEGIC TRANSACTIONS

2008 Strategic Transactions:

        We classify nonrefundable fees paid outside of a business combination for the acquisition or licensing of products that have not received regulatory approval and have no future alternative use as research and development expense.

Strategic Alliance with Osiris

        In October 2008, we entered into a strategic alliance with Osiris, whereby we obtained an exclusive license to develop and commercialize Prochymal and Chondrogen, mesenchymal stem cell products, outside of the United States and Canada. Osiris will commercialize Prochymal and Chondrogen in the United States and Canada. We paid Osiris a nonrefundable upfront payment of $75.0 million in November 2008, and will pay an additional $55.0 million nonrefundable upfront license fee on July 1, 2009. The results of these programs are included in our immune mediated diseases business unit, which are reported under the category "Other" in our segment disclosures.

        Osiris will be responsible for completing, at its own expense, all clinical trials of Prochymal for the treatment of GvHD and Crohn's disease, both of which are in phase 3 trials, and clinical trials of Prochymal and Chondrogen through phase 2 for all other indications. Osiris will be responsible for 60% and we will be responsible for 40% of the clinical trial costs for phase 3 and 4 clinical trials of Prochymal (other than for the treatment of GvHD and Crohn's disease) and Chondrogen. Osiris is eligible to receive:

  •
  up to $500.0 million in development and regulatory milestone payments for all indications of Prochymal and up to $100.0 million for Chondrogen, unless we elect to opt out of further development of Chondrogen; and

  •
  up to $250.0 million in sales milestones for all indications of Prochymal and up to $400.0 million in sales milestones for all indications of Chondrogen for the prevention and treatment of conditions of articulating joints.

Osiris is also eligible to receive tiered royalties from us on sales of Prochymal and Chondrogen outside of the United States and Canada.

Strategic Alliance with PTC

        On July 15, 2008, we entered into a collaboration agreement with PTC to develop and commercialize ataluren (formerly known as PTC124), PTC's novel oral therapy in late-stage development for the treatment of nonsense-mutation-mediated Duchenne muscular dystrophy, or DMD, and nonsense-mutation-mediated cystic fibrosis, or CF. Under the terms of the agreement, PTC will commercialize ataluren in the United States and Canada, and we will commercialize the treatment in all other countries. In connection with the collaboration agreement, we paid PTC a nonrefundable upfront payment of $100.0 million, which we recorded as a charge to research and development expense for our Genetic Diseases segment in our consolidated statements of operations during the third quarter of 2008. At its own expense, PTC will conduct and be responsible for the phase 2b trial of ataluren in DMD, the phase 2b trial of ataluren in CF and two proof-of-concept studies in other indications to be determined. Once these four studies have been completed, we and PTC will share research and development costs for ataluren equally. We and PTC will each bear the sales and marketing and other costs associated with the commercialization of ataluren in our respective territories. PTC is eligible to receive up to $337.0 million in milestone payments as follows:

  •
  up to $165.0 million in development and approval milestones, the majority of which would be paid upon the receipt of approvals obtained outside of the United States and Canada; and

  •
  up to $172.0 million in sales milestones, commencing if and when annual net sales for ataluren outside of the United States and Canada reach $300.0 million and increasing in increments through revenues of $2.4 billion.

PTC is also eligible to receive tiered royalties from sales of ataluren outside of the United States and Canada. The results of our ataluren program are included in the results of our Genetic Diseases segment disclosures.

Strategic Alliance with Isis

        On January 7, 2008, we entered into a strategic alliance with Isis, whereby we obtained an exclusive, worldwide license to develop and commercialize mipomersen, a lipid-lowering drug targeting apolipoprotein B-100, which is currently being developed for the treatment of familial hypercholesterolemia, or FH, an inherited disorder that causes exceptionally high levels of LDL-cholesterol. In February 2008, we made a nonrefundable payment to Isis of $150.0 million, of which $80.1 million was recorded as an other noncurrent asset in our consolidated balance sheets based on the fair value of the five million shares of Isis common stock we acquired in connection with the transaction. Due to certain trading restrictions, we classify this investment as other noncurrent assets. We allocated the remaining $69.9 million to the mipomersen license, which we recorded as a charge to research and development expense in our consolidated statements of operations during the first quarter of 2008.

        In June 2008, we finalized the terms of our license and collaboration agreement with Isis and paid Isis an additional $175.0 million upfront nonrefundable license fee. Under the terms of the agreement, Isis will be responsible, at its own expense, for up to $125.0 million for the development of mipomersen. Thereafter, we and Isis will share development costs for mipomersen equally. The initial funding commitment by Isis and shared development funding would end when the mipomersen program is profitable. In the event the research and development of mipomersen is terminated prior to Isis completing their funding obligation, we are not entitled to any refund of our $175.0 million upfront payment. Isis is eligible to receive up to $750.0 million in commercial milestone payments and up to $825.0 million in development and regulatory milestone payments.

        We will be responsible for funding sales and marketing expenses until mipomersen revenues are sufficient to cover such costs. Profits on mipomersen initially will be allocated 70% to us and 30% to Isis. The profit ratio would be adjusted on a sliding scale if and as annual revenues for mipomersen ramp up to $2.0 billion, at which point we would share profits equally with Isis. The results of our mipomersen program are included in the results of our cardiovascular business unit, which are reported in our Cardiometabolic and Renal segment disclosures.

2007 Acquisitions:

        The following acquisitions were accounted for as business combinations and, accordingly, we have included their results of operations in our consolidated statements of operations from the date of acquisition.

Diagnostic Assets of Diagnostic Chemicals Limited

        On December 3, 2007, we acquired certain diagnostic assets from Diagnostic Chemicals Limited, or DCL, a privately-held diagnostics and biopharmaceutical company based in Charlottetown, Prince Edward Island, Canada, including DCL's line of over 50 formulated clinical chemistry reagents and its diagnostics operations in Prince Edward Island, Canada and Connecticut. The results of these diagnostic operations are included in our diagnostic products business unit, which is reported under the category "Other" in our segment disclosures. We paid gross consideration of $53.3 million Canadian dollars, or $53.8 million U.S. dollars (based on the December 3, 2007 spot rate for the Canadian dollar), in cash.

Bioenvision

        Effective October 23, 2007, we completed our acquisition of Bioenvision through the culmination of a two-step process consisting of a tender offer completed in July 2007, and a merger approved in October 2007. We paid gross consideration of $366.5 million in cash, including $362.0 million for the outstanding shares of Bioenvision common and preferred stock and options to purchase shares of Bioenvision common stock, and approximately $5 million for acquisition costs. The acquisition of Bioenvision provided us with the exclusive, worldwide rights to clofarabine.

2006 Acquisition:

  AnorMED

        In November 2006, we acquired AnorMED, a publicly-traded chemical-based biopharmaceutical company based in Langley, British Columbia, Canada with a focus on the discovery, development and commercialization of new therapeutic products in the area of hematology, oncology and human immunodeficiency virus, or HIV. We paid gross consideration of $589.2 million in cash, including $584.2 million for the shares of AnorMED's common stock outstanding on the date of acquisition and approximately $5 million for acquisition costs. Net consideration was $569.0 million as we acquired AnorMED's cash and short-term investments totaling $20.2 million. As part of the transaction, we acquired Mozobil.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT JUDGMENTS AND ESTIMATES

        The significant accounting policies and methods used in the preparation of our consolidated financial statements are described in Note A., "Summary of Significant Accounting Policies." The preparation of consolidated financial statements under accounting principles generally accepted in the United States of America requires us to make certain estimates and judgments that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in our financial statements. Our actual results could differ from these estimates under different assumptions and conditions. We believe that the following critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statements:

  •
  Revenue Recognition;

  •
  Stock-Based Compensation;

  •
  Income Taxes;

  •
  Inventories;

  •
  Long-Lived and Intangible Assets;

  •
  Asset Impairments;

  •
  IPR&D; and

  •
  Investments in Debt and Equity Securities.

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

        We use a variety of data sources to determine the amount of inventory in the distribution channel. For most product lines, we receive data on sales and inventory levels directly from our primary customers. For key product lines in our Cardiometabolic and Renal and our Genetic Diseases areas, our data sources also include prescription and wholesaler data purchased from external data providers. As part of our efforts to limit the amount of Cardiometabolic and Renal and Genetic Diseases inventory held by distributors and to gain improved visibility into the distribution channel, we have executed agreements to limit the amounts of inventory they carry and to provide us ongoing reports to verify distributor inventory levels and sales data.

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

Our provisions for product sales allowances reduced gross product sales as follows (amounts in thousands):

	2008	2007	2006	08/07 Increase/ (Decrease) % Change	07/06 Increase/ (Decrease) % Change
Product sales allowances:
Contractual adjustments	$505,027	$377,852	$298,274	34%	27%
Discounts	23,390	20,037	17,541	17%	14%
Sales returns	23,214	15,342	13,853	51%	11%

Total product sales allowances	$551,631	$413,231	$329,668	33%	25%

Total gross product sales	$4,748,539	$3,871,009	$3,217,077	23%	20%

Total product sales allowances as a percent of total gross product sales	12%	11%	10%

        Total product sales allowances increased $138.4 million, or 33%, in 2008, as compared to 2007, primarily due to an increase in overall gross product sales and changes in rebate rates and product mix. The increase in sales returns allowances in 2008, as compared to 2007 is primarily due to increased sales returns allowances for our Cardiometabolic and Renal segment due to a Renagel/Renvela price increase in August 2008 and revisions to our estimates of the volume of product returns for our Cardiometabolic and Renal segment as well as our Biosurgery segment. Product sales allowances for contractual adjustments and discounts increased for the year ended December 31, 2007, as compared to the same period of 2006, primarily due to growth in overall gross product and to a lesser extent, changes in rebate rates or product mix.

        Total estimated product sales allowance reserves and accruals in our consolidated balance sheets increased 35% to approximately $210 million as of December 31, 2008, as compared to approximately $155 million as of December 31, 2007, primarily due to increased product sales, price increases, higher rebate rates and changes in timing of certain payments. Our actual results have not differed materially from amounts recorded. The annual variation has been less than 0.5% of total product sales for each of the last three years.

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

        We record service fees paid to our distributors as a charge to SG&A, a component of operating expenses, only if the criteria set forth above are met. The following table sets forth the distributor fees recorded as a reduction to product sales and charged to SG&A (amounts in thousands):

	Year Ended December 31,
	2008	2007	2006
Distributor fees:
Included in contractual adjustments and recorded as a reduction to product sales	$13,502	$12,445	$8,956
Charged to SG&A	13,514	13,190	10,550

Total distributor fees	$27,016	$25,635	$19,506

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

Stock-Based Compensation

        We recognize stock-based compensation in accordance with the provisions of FAS 123R, "Share-Based Payment, an amendment of FASB Statement Nos. 123 and 95," which requires us to recognize stock-based compensation expense in our financial statements for all share-based payment awards, including stock options and restricted stock units, or RSUs, made to employees and directors based upon the grant date fair value of those awards.

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

Income Taxes

        We use the asset and liability method of accounting for deferred income taxes. We are subject to income taxes in the United States and numerous foreign jurisdictions; however, our most significant tax jurisdictions are the U.S. federal and states. Significant judgments, estimates and assumptions regarding future events, such as the amount, timing and character of income, deductions and tax credits, are required in the determination of our provision for income taxes and whether valuation allowances are required against deferred tax assets. These judgments, estimates and assumptions involve:

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

        Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate adjustments to the tax benefit and provision in future periods. We establish what we believe to be reasonable provisions for possible consequences of audits by the tax authorities of the respective countries. The amount of such provisions is based on various factors, such as experience with previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences in interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile. We develop our cumulative probability assessment of the measurement of uncertain tax positions under FASB Interpretation No., or FIN, 48 "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109," using internal expertise, experience and judgment. Estimates are refined as additional information becomes known. Any outcome upon settlement that differs from our initial estimate may result in additional or lower tax expense in future periods. However, we do not believe it is possible to reasonably estimate the potential impact of changes to the assumptions, estimates and judgments identified because the resulting change to our tax liability, if any, is dependent on numerous factors, including among others: changes in tax law, the amount and nature of additional taxes potentially asserted by local tax authorities; the willingness of local tax authorities to negotiate a fair settlement through an administrative process; the impartiality of the local courts; and the potential for changes in the tax paid to one country to either produce, or fail to produce, an offsetting tax change in other countries.

        In accordance with FIN 48, adopted on January 1, 2007, we apply a two-step approach to recognize and measure uncertain tax positions (tax contingencies) accounted for under FAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the tax position will be sustained based on the technical merits of the tax position. The second step is the measurement of the tax benefit, which is the largest amount, using cumulative probability measure, which is likely to be realized upon ultimate audit settlement, including resolution of related appeals or litigation processes, if any. We consider many factors, including the factors described above, when evaluating and estimating our tax positions and tax benefits, which requires periodic adjustments and may not accurately forecast actual outcomes.

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

        We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory prior to regulatory approval of a product. In no event is inventory capitalized prior to the completion of a phase 3 clinical trial. If a product is not approved for sale, it would result in the write off of the inventory and a charge to earnings. Our total inventories at December 31, 2008 included $9.2 million of Myozyme and $3.5 million of Campath inventory, produced at our manufacturing facility in Belgium, that has not yet been approved for sale. Our inventories as of December 31, 2007 did not include any inventory for products that have not yet been approved for sale.

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

        In December 2008, we wrote off Myozyme inventory costs of $12.6 million related to terminated production runs during 2008 at our Belgium facility. Subsequent to December 31, 2008, additional terminated production runs at our Belgium facility were identified. Therefore, we anticipate writing off additional Myozyme inventory valued at approximately $9 million in the first quarter of 2009.

Long-Lived and Intangible Assets

Property, Plant and Equipment

        As of December 31, 2008, there was $2.3 billion of net property, plant and equipment on our consolidated balance sheet. We generally depreciate property, plant and equipment using the straight-line method over its estimated economic life, which ranges from 3 to 40 years. Determining the economic lives of property, plant and equipment requires us to make significant judgments that can materially impact our operating results. If our estimates require adjustment, it could have a material impact on our reported results.

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

        Equipment and facilities used to manufacture products subject to FDA or other governmental regulation are required to comply with standards of those regulatory agencies. The activities necessary to obtain approval from these regulatory agencies are referred to as validation costs. We capitalize the cost of validating new equipment and facilities for the underlying manufacturing process. We begin capitalization when we consider the product and manufacturing process to have demonstrated technological feasibility, and end capitalization when the asset is substantially complete and ready for its intended use. Costs capitalized include incremental labor and direct material, and incremental fixed overhead. Determining whether to capitalize validation costs requires judgment, and can have a significant impact on our reported results. Also, if we were unable to successfully validate the manufacturing process for any future product, we would have to write off to current operating expense any validation costs that had been capitalized during the unsuccessful validation process. Costs to initiate new projects in an existing facility are treated as start-up costs and expensed as incurred. As of December 31, 2008, capitalized validation costs, net of accumulated depreciation, were $32.9 million.

Goodwill and Other Intangible Assets

        As of December 31, 2008, there was approximately $1.4 billion of net goodwill and $1.9 billion of net other intangible assets on our consolidated balance sheet. We amortize intangible assets using the straight-line method over their estimated economic lives, which range from 1 and 15 years, or using the economic use method if that method results in significantly greater amortization than the straight-line method. Determining the economic lives of acquired intangible assets requires us to make significant judgment and estimates, and can materially impact our operating results. For certain acquired intangible assets, we may be required to make additional payments contingent upon meeting certain sales targets. We record amortization expense for these intangibles based on estimated future sales of the related products and include in the determination of amortization all contingent payments that we believe are probable of being made. We apply this amortization model to our Synvisc distribution rights (acquired from Wyeth) and our license agreement with Synpac related to Myozyme patents. We review the sales forecasts of these products on a quarterly basis and assess the impact changes in the forecasts have on the rate of amortization and the likelihood that contingent payments will be made. Adjustments to amortization expense resulting from changes in estimated sales are reflected prospectively.

Asset Impairments

Impairment of Goodwill

        FAS 142 requires periodic tests of goodwill for impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. FAS 142 requires goodwill be tested using a two-step process. The first step compares the fair value of the reporting unit with the unit's carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, the unit's goodwill may be impaired, and the second step must be completed to measure the amount of the goodwill impairment charge, if any. In the second step, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount is greater than the fair values, the carrying value of the goodwill must be written down to its implied fair value. We determine the fair values by discounting, to present value, the estimated future cash flow of the reporting unit, which includes various analyses, assumptions and estimates including discount rates, projected results and estimated cash flows.

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

In-Process Research and Development

        In-process research and development represents the fair value assigned to incomplete technologies that we acquire through business combinations, which at the time of acquisition, have not reached technological feasibility and have no alternative future use. For transactions that closed prior to 2009, the fair value of such technologies is expensed upon acquisition. A technology is considered to have an alternative future use if it is probable that the acquirer will use the asset in its current, incomplete state as it existed at the acquisition date, the asset will be used in another research and development project that has not yet commenced, and economic benefit is anticipated from that use. If a technology is determined to have an alternative future use, then the fair value of the program would be recorded as an asset on the balance sheet rather than expensed. None of the incomplete technology programs we have acquired through our business combinations have reached technological feasibility nor had an alternative future use and, therefore, the fair value of those programs was expensed on the acquisition date. Substantial additional research and development will be required before any of our acquired programs reach technological feasibility. In addition, once research is completed, each underlying product candidate will need to complete a series of clinical trials and receive regulatory approvals prior to commercialization.

        Charges for in-process research and development acquired through business combinations, which we refer to as IPR&D, are classified in our consolidated statements of operations within the line item Purchase of In-Process Research and Development. Conversely, nonrefundable fees paid outside of a business combination for the acquisition or licensing of products that have not received regulatory approval and have no future alternative use are classified in our consolidated statements of operations within the line item Research and Development.

        Management assumes responsibility for determining the valuation of the acquired IPR&D programs. The fair value assigned to IPR&D for each acquisition is estimated by discounting, to present value, the future cash flows expected from the programs. Accordingly, such cash flows reflect our estimates of revenues, costs of sales, operating expenses and income taxes from the acquired IPR&D programs based on the following factors:

  •
  relevant market sizes and market growth factors;

  •
  current and expected trends in technology and product life cycles;

  •
  the time and investment that will be required to develop products and technologies;

  •
  the ability to obtain marketing authorization and regulatory approvals;

  •
  the ability to manufacture and commercialize the products;

  •
  the extent and timing of potential new product introductions by our competitors that may be deemed more efficacious, more convenient to use, or more cost effective;

  •
  the amount of revenues that will be derived from the products; and

  •
  the appropriate discount rates to use in the analysis.

        The discount rates used are commensurate with the uncertainties associated with the economic estimates described above. The resulting discounted future cash flows are then probability-adjusted to reflect the different stages of development, the time and resources needed to complete the development of the product and the risks of advancement through the product approval process. In estimating the future cash flows, we also consider the tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D programs and adjust future cash flows for a charge reflecting the contribution to value of these assets. Such contributory tangible and intangible assets may include, but are not limited to, working capital, fixed assets, assembled workforce, customer relationships, patents, trademarks, and core technology.

        Use of different estimates and judgments could yield materially different results in our analysis and could result in materially different asset values and IPR&D expense. There can be no assurance that we will be able to successfully develop and complete the acquired IPR&D programs and profitably commercialize the underlying product candidates before our competitors develop and commercialize products for the same indications. Moreover, if certain of the acquired IPR&D programs fail, are abandoned during development, or do not receive regulatory approval, then we may not realize the future cash flows we have estimated and recorded as IPR&D on the acquisition date, and we may also not recover the research and development investment made since the acquisition to further develop that program. If such circumstances were to occur, our future operating results could be materially adversely impacted.

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

        Effective January 1, 2008, we implemented FAS 157, "Fair Value Measurements," for our financial assets and liabilities that are re-measured and reported at fair value at each reporting period. The adoption of FAS 157 for our financial assets and liabilities did not have a material impact on our consolidated financial position and results of operations.

        FAS 157 provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, FAS 157 permits the use of various valuation approaches, including market, income and cost approaches. FAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

        The fair value hierarchy is broken down into three levels based on the reliability of inputs. We have categorized our fixed income, derivatives and equity securities within the hierarchy as follows:

  •
  Level 1—These valuations are based on a "market approach" using quoted prices in active markets for identical assets. Valuations of these products do not require a significant degree of judgment. Assets utilizing Level 1 inputs include money market funds, U.S. government securities, and exchange-traded equity securities;

  •
  Level 2—These valuations are based primarily on a "market approach" using quoted prices in markets that are not very active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Fixed income assets utilizing Level 2 inputs include U.S. agency securities, including direct issuance bonds and mortgage-backed securities, asset-backed securities, corporate bonds and commercial paper. Derivative securities utilizing Level 2 inputs include forward foreign-exchange contracts; and

  •
  Level 3—These valuations are based on various approaches using inputs that are unobservable and significant to the overall fair value measurement. Certain assets are classified within Level 3 of the fair value hierarchy because they trade infrequently and, therefore, have little or no transparency. We currently have no financial assets or liabilities that are valued with Level 3 inputs.

Valuation Techniques

        Fair value is a market-based measure considered from the perspective of a market participant who would buy the asset or assume the liability rather than our own specific measure. All of our fixed income securities are priced using a variety of daily data sources, largely readily-available market data. To validate these prices, we compare the fair market values of our fixed income investments using market data from observable and corroborated sources. We also perform the fair value calculations for our derivative and equity securities using market data from observable and corroborated sources. In periods of market inactivity, the observability of prices and inputs may be reduced for certain instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3.

RESULTS OF OPERATIONS

        The following discussion summarizes the key factors our management believes are necessary for an understanding of our consolidated financial statements.

REVENUES

        The components of our total revenues are described in the following table (amounts in thousands):

	2008	2007	2006	08/07 Increase/ (Decrease) % Change	07/06 Increase/ (Decrease) % Change
Product revenue	$4,196,907	$3,457,778	$2,887,409	21%	20%
Service revenue	366,091	326,326	282,118	12%	16%

Total product and service revenue	4,562,998	3,784,104	3,169,527	21%	19%
Research and development revenue	42,041	29,415	17,486	43%	68%

Total revenues	$4,605,039	$3,813,519	$3,187,013	21%	20%

Product Revenue

        We derive product revenue from sales of:

  •
  Genetic Diseases products, including Cerezyme for the treatment of Gaucher disease, Fabrazyme for the treatment of Fabry disease, Myozyme for the treatment of Pompe disease and Aldurazyme for the treatment of MPS I;

  •
  Cardiometabolic and Renal products, including Renagel/Renvela for the reduction of elevated serum phosphorus levels in end-stage renal disease patients on hemodialysis, Hectorol for the treatment of secondary hyperparathyroidism in patients on dialysis and those with CKD, bulk sevelamer, and Thyrogen, which is an adjunctive diagnostic agent used in the follow-up treatment of patients with well-differentiated thyroid cancer and an adjunctive therapy in the ablation of remnant thyroid tissue;

  •
  Biosurgery products, including orthopaedic products, such as Synvisc, and the Sepra line of products, such as Seprafilm;

  •
  Hematologic Oncology products, including Campath for the treatment of B-CLL, and Clolar/Evoltra for the treatment of ALL after at least two prior regimens; and

  •
  Other products, including:

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

        The following table sets forth our product revenue on a reporting segment basis:

	2008	2007	2006	08/07 Increase/ (Decrease) % Change	07/06 Increase/ (Decrease) % Change
	(Amounts in thousands)
Genetic Diseases:
Cerezyme	$1,238,977	$1,133,153	$1,007,036	9%	13%
Fabrazyme	494,260	424,284	359,274	16%	18%
Myozyme	296,176	200,728	59,238	48%	>100%
Aldurazyme	151,321	—	—	N/A	N/A
Other Genetic Diseases	45,595	8,314	410	>100%	>100%

Total Genetic Diseases	2,226,329	1,766,479	1,425,958	26%	24%

Cardiometabolic and Renal:
Renagel/Renvela (including sales of bulk sevelamer)	677,729	602,670	515,119	12%	17%
Hectorol	128,153	115,708	93,360	11%	24%
Thyrogen	148,448	113,587	93,687	31%	21%
Other Cardiometabolic and Renal	1,595	52	—	>100%	N/A

Total Cardiometabolic and Renal	955,925	832,017	702,166	15%	18%

Biosurgery:
Synvisc/Synvisc-One	263,094	242,319	233,860	9%	4%
Sepra products	133,663	104,318	85,338	28%	22%
Other Biosurgery	48,931	34,793	28,020	41%	24%

Total Biosurgery	445,688	381,430	347,218	17%	10%

Hematologic Oncology	101,217	68,947	48,077	47%	43%

Other product revenue	467,748	408,905	363,990	14%	12%

Total product revenue	$4,196,907	$3,457,778	$2,887,409	21%	20%

2008 As Compared to 2007

Genetic Diseases

        Genetic Diseases product revenue increased 26% to $2.2 billion for 2008, as compared to 2007, due to continued growth in sales of Cerezyme, Fabrazyme and Myozyme, the inclusion of Aldurazyme sales in our results of operations beginning on January 1, 2008 as a result of our restructured relationship with BioMarin and BioMarin/Genzyme LLC, and the introduction of Elaprase in the Japanese market in the fourth quarter of 2007. Elaprase is an enzyme replacement therapy for the treatment of Hunter syndrome developed by Shire Human Genetic Therapies Inc. Genzyme has rights to commercialize the product in Japan and other Asia Pacific countries under an agreement with Shire. Genzyme currently has marketing approval for Elaprase in Japan, Australia and South Korea. Sales of Elaprase are included in other Genetic Diseases product revenue.

        The 9% growth in sales of Cerezyme to $1.2 billion for 2008, as compared to 2007, is attributable to our continued identification of new Gaucher disease patients, particularly in international markets. We implemented a 3% price increase for Cerezyme in the United States in November 2007 and a 4% price increase for Cerezyme in the United States in August 2008. These price increases accounted for $12.2 million of the additional Cerezyme revenue for 2008, as compared to 2007. The strengthening of foreign currencies, primarily the Euro, against the U.S. dollar, positively impacted Cerezyme revenue by

$33.0 million in 2008, as compared to 2007. Although we expect Cerezyme to continue to be a substantial contributor to revenues in the future, it is a mature product and, as a result, we do not expect that the current new patient growth trend will continue.

        Our results of operations are dependent on sales of Cerezyme and a reduction in revenue from sales of this product would adversely affect our results of operations. Sales of Cerezyme were approximately 27% of our total revenue in 2008, as compared to 30% in 2007. Revenue from Cerezyme would be impacted negatively if competitors developed alternative treatments for Gaucher disease which gained commercial acceptance, if our marketing activities are restricted, or if coverage, pricing or reimbursement is limited.

        The 16% increase to $494.3 million for 2008 in sales of Fabrazyme, as compared to 2007, is primarily attributable to increased patient identification worldwide as Fabrazyme is introduced into new markets. We established a 3% price increase in the United States for Fabrazyme in November 2007 and a 4% increase for Fabrazyme in the United States in August 2008. These price increases accounted for $6.5 million of additional Fabrazyme revenue for 2008, as compared to 2007. The strengthening of foreign currencies, primarily the Euro, against the U.S. dollar, positively impacted Fabrazyme revenue by $16.6 million in 2008, as compared to 2007.

        Sales of Myozyme were $296.2 million in 2008, as compared to $200.7 million in 2007. We launched Myozyme in the United States and Europe in April 2006 and in Canada in September 2006. We are introducing Myozyme on a country-by-country basis outside of the European Union and United States, as pricing and reimbursement approvals are obtained. Myozyme has received orphan drug designation in both the United States, which provides seven years of market exclusivity, and in the European Union, which provides ten years of market exclusivity. In June 2007, we launched the product in Japan after receipt of marketing and reimbursement approvals. The strengthening of foreign currencies, primarily the Euro, against the U.S. dollar, positively impacted Myozyme revenue by $7.0 million for 2008, as compared to 2007.

        We currently manufacture Myozyme (alglucosidase alfa) in the United States using a 160L scale process at our manufacturing facility in Framingham, Massachusetts and using the 2000L scale process at our manufacturing facility in Allston, Massachusetts. We have begun Myozyme fill-finish at our manufacturing facility in Waterford, Ireland. We have approval to sell Myozyme manufactured using the 160L scale process in the United States and Myozyme produced using the 2000L scale process has been approved for sale in more than 40 countries outside the United States. The product produced using the 160L scale process is reserved for infants and children because the smaller scale produces a limited supply of FDA-approved product for the U.S. market.

        In October 2007, we submitted a supplemental BLA to the FDA seeking approval of alglucosidase alfa produced using the 2000L scale process to help meet the demand for the product in the U.S. market. In April 2008, the FDA concluded that alglucosidase alfa produced using the 160L scale process and using the 2000L scale process should be classified as two different products because of analytical differences observed as part of the comparability efforts supporting the manufacturing change. As a result, the FDA required us to submit a separate BLA to gain U.S. approval for alglucosidase alfa produced using the 2000L scale process, which we submitted in May 2008. In October 2008, the Endocrinologic and Metabolic Drugs Advisory Committee affirmed by a vote of 16 to 1 that our Late Onset Treatment Study, or LOTS study, established the clinical effectiveness of alglucosidase alfa produced using the 2000L scale process for the treatment of patients with late-onset Pompe disease.

        On February 27, 2009, we received a complete response letter from the FDA regarding our 2000L application. In the letter, the FDA outlines the items that need to be addressed before our application can be approved. These items include finalizing agreement with the FDA on the design of a post-approval verification study to demonstrate the clinical benefit of alglucosidase alfa produced using the 2000L scale process, as required under the FDA's accelerated approval process, as well as a REMS for the product; finalizing label discussions with the FDA; and providing the FDA with information regarding specific chemistry, manufacturing and controls (CMC) questions and with a safety update. In addition, before the FDA will approve the product produced using the 2000L scale process, we need to resolve issues identified in a warning letter relating to our Allston manufacturing facility that we received along with the complete response letter. The warning letter is described in more detail in Part I, Item 1 of this report under the heading "Government Regulation." If the product produced using the 2000L scale process is approved by the FDA, it will be marketed as Lumizyme in the United States; the currently FDA-approved product produced using the 160L scale process will continue to be marketed as Myozyme.

        The decision by the FDA to treat alglucosidase alfa produced using the 160L and 2000L scale processes as separate products negatively impacted our 2008 Myozyme revenue growth by approximately $45 million and costs related to Myozyme in 2008 were approximately $10 million more than originally expected because we continue to provide alglucosidase alfa produced using the 2000L scale process free of charge to approximately 170 patients in the United States through a clinical access program. We anticipate that the delay in FDA approval of alglucosidase alfa produced using the 2000L scale process will continue to negatively impact our 2009 earnings until this product is approved in the United States.

        In February 2009, we received approval from the European Commission to market Myozyme produced at our manufacturing facility in Belgium using a 4000L scale process. During January and February 2009, there was widespread adult patient compliance with our request to adjust infusion schedules to preserve product supply for infants and children. With the approval of Myozyme produced using the 4000L scale process, adult patients that adjusted their infusion schedules will now be able to resume their regular schedules and new patients will be able to initiate therapy outside of the United States. Because of the approval we have received in the European Union, we expect Myozyme sales to accelerate starting in the second quarter of 2009 and to continue to increase throughout the second half of 2009. We expect Myozyme sales for the first quarter of 2009 to be similar to sales in the fourth quarter of 2008. We anticipate filing for U.S. marketing approval of product produced using the 4000L scale process in the first half of 2009.

        In December 2008, we wrote off Myozyme inventory costs of $12.6 million related to terminated production runs during 2008 at our Belgium facility. Subsequent to December 31, 2008, additional terminated production runs at our Belgium facility were identified. Therefore, we anticipate writing off additional inventory valued at approximately $9 million in the first quarter of 2009.

        Effective January 1, 2008, we, BioMarin and BioMarin/Genzyme LLC restructured our relationship regarding the manufacturing, marketing and sale of Aldurazyme and entered into several new agreements. BioMarin continues to manufacture Aldurazyme. We continue to purchase Aldurazyme exclusively from BioMarin and globally market and sell the product. Effective January 1, 2008, instead of sharing all costs and profits of Aldurazyme equally, we began to record all sales of Aldurazyme and began paying BioMarin a tiered payment ranging from approximately 39.5% to 50% of worldwide net product sales of Aldurazyme. Aldurazyme product revenue was $151.3 million for 2008. Prior to January 1, 2008, we were commercializing Aldurazyme on behalf of BioMarin/Genzyme LLC in the United States, Canada, the European Union, Latin America and the Asia-Pacific regions and continuing to launch Aldurazyme on a country-by-country basis as pricing and reimbursement approvals were obtained. BioMarin/Genzyme LLC's Aldurazyme product revenue recorded by BioMarin/Genzyme LLC was $123.7 million for 2007. The increase in Aldurazyme sales of $27.7 million for the year ended December 31, 2008, as compared to the same period of 2007, is primarily attributable to increased patient identification worldwide as Aldurazyme was introduced into new markets. We also implemented a 3% price increase for Aldurazyme in the United States in November 2007 and a 4% price increase for Aldurazyme in the United States in August 2008. These price increases accounted for

$1.0 million of additional Aldurazyme revenue for 2008, as compared to 2007. The strengthening of foreign currencies, primarily the Euro, against the U.S. dollar, positively impacted Aldurazyme revenue by $3.0 million for 2008, as compared to 2007.

        Other Genetic Diseases product revenue increased in 2008, as compared to 2007 as sales of Elaprase were $45.6 million in 2008, as compared to $8.2 million in 2007. The increase is due to the launch of Elaprase in Japan in the fourth quarter of 2007 and the continued identification of new patients.

Cardiometabolic and Renal

        On October 22, 2007, the FDA granted marketing approval for Renvela, a second generation buffered form of Renagel. In March 2008, we launched Renvela for dialysis patients in the United States. We are currently pursuing regulatory approvals for Renvela in Europe, Latin America and other international markets.

        Sales of Renagel/Renvela, including sales of bulk sevelamer, increased 12% to $677.7 million for 2008, as compared to 2007, primarily due to increased end-user demand, which accounted for $13.9 million of the additional revenue and a Renagel price increase in the United States, which accounted for $24.4 million of the additional Renagel revenue. The strengthening of foreign currencies, primarily the Euro, against the U.S. dollar, positively impacted Renagel revenue by $13.0 million. Sales of Renagel/Renvela, including sales of bulk sevelamer, were 15% of our total revenues for 2008, as compared to 16% for the same period of 2007.

        In October 2007, an FDA advisory committee voted to recommend that the agency extend the indications for phosphate binders to include patients with hyperphosphatemia who have not progressed to dialysis. In June 2008, we and two other companies submitted a position paper to the FDA regarding the expanded use of phosphate binders. We received written responses from the FDA and we are in the process of responding to the agency. There is no PDUFA date associated with this expanded label process; however, we anticipate that this indication will be added to Renvela's label in the United States by the middle of 2009. In addition, we have filed for approval of a powder form of Renvela to provide an additional option for physicians and patients that reduces pill burden and assists patients that have difficulty swallowing tablets. While Renagel will remain available for a period of time, our goal is to transition patients in the United States to Renvela by the fourth quarter of 2009. We also anticipate European approval of Renvela in the first half of 2009.

        Sales of Hectorol increased 11% to $128.2 million for 2008, as compared to 2007, primarily due to Hectorol price increases in the third quarter of 2007 and in the second and fourth quarters of 2008, which accounted for $11.7 million of the additional revenue for 2008.

        We expect sales of Renagel/Renvela and Hectorol to continue to increase. Adoption rates for Renagel/Renvela are expected to trend favorably as a result of the recent introduction of Renvela in the U.S. market, the potential label expansion to include hyperphosphatemic patients who are not on dialysis, and the introduction of a powder formulation expected in the first half of 2009. Adoption rates for Hectorol are expected to trend favorably as a result of growth in the CKD market and the anticipated launch of a 1 mg capsule form of Hectorol in the first half of 2009. In addition, we expect adoption rates to increase for both Renagel/Renvela and Hectorol as a result of our recent expansion and redeployment of our sales force for these products.

        Renagel/Renvela and Hectorol compete with several other marketed products and our future sales may be impacted negatively by these products. Renagel, Renvela and Hectorol are also subjects of Abbreviated New Drug Applications, or ANDAs, containing "Paragraph IV certifications," which is the filing a generic drug manufacturer uses to challenge the applicability of one or more Orange Book-listed patents in order to seek U.S. regulatory approval to market a generic version of a drug prior to the expiration date of those patents.

        If any of the ANDA filers or any other generic drug manufacturer were to receive approval to sell a generic version of Renagel or Hectorol, our revenues from those products would be adversely affected. In addition, our ability to continue to increase sales of Renagel/Renvela and Hectorol will depend on many other factors, including our ability to optimize dosing and improve patient compliance, the availability of reimbursement from third-party payors and the extent of coverage, including under the Medicare Part D program. Also, the accuracy of our estimates of fluctuations in the payor mix and our ability to effectively manage wholesaler inventories and the levels of compliance with the inventory management programs we implemented for Renagel/Renvela and Hectorol with our wholesalers could impact the revenue from our Cardiometabolic and Renal reporting segment that we record from period to period.

        Sales of Thyrogen increased 31% to $148.4 million for 2008, as compared to 2007. We implemented a 9.7% price increase for Thyrogen in the United States in April 2007 and a 15% price increase for Thyrogen in the United States in March 2008. These price increases accounted for $11.7 million of additional Thyrogen revenue for 2008. In addition, worldwide volume growth, driven by a significant increase in the use of the product in thyroid remnant ablation procedures, positively impacted Thyrogen revenue by $24.2 million for 2008. The strengthening of foreign currencies, primarily the Euro, against the U.S. dollar, positively impacted Thyrogen revenue by $3.1 million for 2008, as compared to 2007.

Biosurgery

        Biosurgery product revenue increased 17% to $445.7 million for 2008, as compared to 2007. Seprafilm revenue increased $27.7 million for the year ended December 31, 2008, as compared to the same period of 2007, primarily due to greater penetration of the product into the United States, Japanese and European markets and expanded use of Seprafilm in C-sections and gynecological procedures.

        We received approval to market Synvisc-One, a single injection regimen, in the European Union in December 2007. In February 2009, we received marketing approval for Synvisc-One in the United States.

        The combined revenues of Synvisc/Synvisc-One increased 9% to $263.1 million for 2008, as compared to 2007, primarily due to an expanded sales and marketing investment and the initiation of direct sales of the product in Latin America.

        The strengthening of foreign currencies, primarily the Euro, against the U.S. dollar, positively impacted Biosurgery product revenue by $1.1 million for 2008, as compared to 2007.

        Other Biosurgery product revenue increased 41% to $48.9 million for 2008, as compared to 2007 due primarily to $9.6 million of revenue for 2008, related to a dermal filler we are developing with and manufacturing for sale to Mentor Corporation for which there was no comparable amount in 2007.

Hematologic Oncology

        Hematologic Oncology product revenue increased 47% to $101.2 million for 2008, as compared to 2007, primarily due to the addition of sales of clofarabine outside of North America, which rights we acquired in connection with our acquisition of Bioenvision in October 2007. Clofarabine, which is approved for the treatment of relapsed or refractory pediatric ALL, is marketed under the name Clolar in North and South America and as Evoltra elsewhere in the world.

        We are developing the intravenous formulation of clofarabine for new indications, including first-line and relapsed or refractory adult AML. In November 2008, we filed a supplemental New Drug Application with the FDA for the use of Clolar to treat previously untreated adults age 60 years or older with AML who have at least one unfavorable prognostic factor. FDA action is expected by the middle of 2009. A similar submission in Europe is expected during the first half of 2009. We are also developing an oral formulation of clofarabine and have initiated clinical trials for the treatment of myelodysplastic syndrome, or MDS. Clofarabine has been granted orphan drug status for the treatment of ALL and AML in both the United States and the European Union.

Other Product Revenue

        Other product revenue increased 14% to $467.7 million in 2008, as compared to 2007, primarily due to:

  •
  a 10% increase in sales of transplant products to $192.2 million for 2008, due to a $13.6 million increase for 2008 in Thymoglobulin revenue as a result of an 11% increase in the worldwide average sales price of Thymoglobulin. In addition, sales of Thymoglobulin increased $8.5 million for 2008, as compared to 2007, due to an increase in sales volume resulting from increased utilization of Thymoglobulin in transplant procedures worldwide. The strengthening of foreign currencies, primarily the Euro, against the U.S. dollar, positively impacted transplant product revenue by $3.5 million for 2008, as compared to 2007.

    In 2008 we recalled lots of Thymoglobulin that no longer met our specifications for product appearance. The value of the product returned as a result of these recalls was not significant. In July 2008, we wrote off one lot of Thymoglobulin, valued at approximately $5 million, due to a filter failure at our fill-finish facility in Waterford, Ireland. We will continue to closely monitor our Thymoglobulin inventory levels and have increased production in an effort to maintain adequate supply levels. Construction is underway on a new manufacturing plant for Thymoglobulin in Lyon, France to support the anticipated long-term demand for the product. Regulatory approvals of the facility are expected beginning in 2010, and production at this plant is expected to commence in 2011.

  •
  a 25% increase in sales of diagnostic products to $156.9 million, due to increased demand and to the acquisition of certain diagnostic assets from DCL in December 2007; and

  •
  a 17% increase in sales of WelChol to $67.7 million, due to bulk sales and royalties earned as a result of increased demand from our U.S. marketing partner, Sankyo Pharma, Inc., or Sankyo.

2007 As Compared to 2006

Genetic Diseases

        Genetic Diseases product revenue increased 24% to $1.8 billion for 2007, as compared to 2006, due to continued growth in sales of Cerezyme, Fabrazyme and to the launch of Myozyme in the European Union, the United States and Canada in 2006.

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

        Sales of Myozyme were $200.7 million in 2007, as compared to $59.2 million in 2006. We launched Myozyme in the United States and Europe in April 2006 and in Canada in September 2006. In April 2007, Myozyme was approved for commercial sale in Japan and in June 2007 we launched the product after we received reimbursement approval. The 9% increase in the Euro against the U.S. dollar in 2007, as compared to 2006, positively impacted Myozyme revenue by $4.3 million.

Cardiometabolic and Renal

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

Hematologic Oncology

        Hematologic Oncology product revenue increased 43% to $68.9 million in 2007, as compared to 2006, primarily due to a 39% increase to $64.9 million in the combined sales of Campath and Clolar.

        In September 2007, the FDA approved expanded labeling for Campath to include first-line treatment of patients with B-CLL, significantly increasing the number of patients eligible to receive the product. In December 2007 we received European approval for an expanded indication as well.

Other Product Revenue

        Other product revenue increased 12% to $408.9 million in 2007, as compared to 2006, primarily due to

  •
  a 12% increase in transplant products to $174.8 million for 2007, as compared to 2006. The increase is primarily due to a $18.0 million increase in sales of Thymoglobulin as a result of its increased utilization in transplant procedures worldwide;

  •
  a 9% increase in sales of diagnostic products to $125.8 million, due to increased demand; and

  •
  a 44% increase in sales of WelChol to $58.0 million, due to bulk sales and royalties earned as a result of increased demand from our U.S. marketing partner, Sankyo Pharma, Inc., or Sankyo.

Service Revenue

        We derive service revenues primarily from the following sources:

  •
  sales of MACI, a proprietary cell therapy product for cartilage repair, in Europe and Australia, Carticel for the treatment of cartilage damage, and Epicel for the treatment of severe burns, all of which are included in our Biosurgery reporting segment; and

  •
  reproductive/genetics and pathology/oncology diagnostic testing services, which are included in our other service revenue.

        The following table sets forth our service revenue on a segment basis (amounts in thousands):

	2008	2007	2006	08/07 Increase/ (Decrease) % Change	07/06 Increase/ (Decrease) % Change
Genetic Diseases	$363	$—	$—	N/A	N/A
Cardiometabolic and Renal	58	51	—	14%	N/A
Biosurgery	42,767	39,880	39,458	7%	1%
Hematologic Oncology	1,682	980	1,102	72%	(11)%
Other	321,221	285,415	241,558	13%	18%

Total service revenue	$366,091	$326,326	$282,118	12%	16%

2008 As Compared to 2007

        Service revenue attributable to our Biosurgery reporting segment increased 7% to $42.8 million for 2008, as compared to 2007. The increase is primarily due to higher demand for MACI, and a 6.5% price increase for Carticel in July 2008.

        Other service revenue increased 13% to $321.2 million for 2008, as compared to 2007. The increase was primarily attributable to continued growth in sales of genetic testing and prenatal screening services as well as growth in demand for certain testing services for patients diagnosed with cancer.

        The strengthening of foreign currencies against the U.S. dollar for 2008, as compared to 2007, did not have a significant impact on service revenue.

2007 As Compared to 2006

        Service revenue attributable to our Biosurgery reporting segment increased 1% to $39.9 million for 2007, as compared to 2006. The increase is primarily due to higher demand for Carticel, offset, in part, by a decline in sales of MACI.

        Service revenue attributable to our other services increased 18% to $285.4 million for 2007, as compared to 2006. The increase was primarily attributable to continued growth in sales of genetic testing services as well as growth in the prenatal screening and diagnosis market.

International Product and Service Revenue

        A substantial portion of our revenue is generated outside of the United States. The following table provides information regarding the change in international product and service revenue as a percentage of total product and service revenue during the periods presented (amounts in thousands):

	2008	2007	2006	08/07 Increase/ (Decrease) % Change	07/06 Increase/ (Decrease) % Change
International product and service revenue	2,344,093	1,815,160	1,455,795	29%	25%
% of total product and service revenue	51%	48%	46%

2008 As Compared to 2007

        The 29% increase to $2.3 billion for 2008 in international product and service revenue, as compared to 2007, is primarily due to a $278.1 million increase in the combined international sales of Renagel, Cerezyme, Fabrazyme and Myozyme, primarily due to an increase in the number of patients using these products in the European Union, South America and the Asia-Pacific rim. In addition, in 2008 we began to record worldwide Aldurazyme revenue and revenue for clofarabine sold outside North America. Revenue generated outside the United States for Aldurazyme was $121.1 million 2008, which had been recorded as joint venture revenue by BioMarin/Genzyme LLC in 2007. Revenue generated outside the United States for Evoltra was $25.8 million for 2008. There were no comparable amounts prior to our acquisition of Bioenvision in October 2007.

        The strengthening of foreign currencies, primarily the Euro, against the U.S. dollar, positively impacted total product and service revenue by $89.7 million in 2008, as compared to 2007.

        International product and service revenue as a percentage of total product and service revenue increased due primarily to the addition of revenue generated outside the United States for Aldurazyme and outside North America for clofarabine as well as the strengthening of foreign currencies against the U.S. dollar, which positively impacted our total international revenue.

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

Research and Development Revenue

        The following table sets forth our research and development revenue on a segment basis (amounts in thousands):

	2008	2007	2006	08/07 Increase/ (Decrease) % Change	07/06 Increase/ (Decrease) % Change
Genetic Diseases	$—	$1,059	$1,000	N/A	6%
Cardiometabolic and Renal	200	1,200	2,142	(83)%	(44)%
Biosurgery	2,645	5,337	893	(50)%	>100%
Hematologic Oncology	14,439	7,006	8,097	>100%	(13)%
Other	23,524	13,199	4,982	78%	>100%
Corporate	1,233	1,614	372	(24)%	>100%

Total research and development revenue	$42,041	$29,415	$17,486	43%	68%

2008 As Compared to 2007

        Total research and development revenue increased $12.6 million in 2008, as compared to 2007, primarily due to increases in revenue recognized by our Hematologic Oncology reporting segment and other research and development revenue. The increase in Hematologic Oncology research and development revenue primarily represents a $6.0 million payment received in December 2008 from Shire plc related to the vesting of an assignment by AnorMED of certain product rights to Shire. This was the last milestone payment due from Shire related to these product rights. Mozobil was granted approval by the FDA in December 2008. Other research and development revenue increased primarily due to our increase in spending for the development of alemtuzumab under our collaboration with Bayer, and Bayer's reimbursement of a portion of these development expenses particularly in the multiple sclerosis development program.

2007 As Compared to 2006

        Total research and development revenue increased $11.9 million in 2007, as compared to 2006, primarily due to increases in revenue recognized by our Biosurgery reporting segment and other research and development revenue. Biosurgery research and development revenue primarily represents work related to dermal filler products as a result of new contracts entered into with Mentor Corporation in September 2006 and February 2007. Other research and development revenue in 2007 includes the reimbursement of research and development expenses related to alemtuzumab for the treatment of multiple sclerosis, for which there are no similar amounts in 2006 and revenue related to our pharmaceuticals and cardiovascular businesses.

MARGINS

        The components of our total margins are described in the following table (amounts in thousands):

	2008	2007	2006	08/07 Increase/ (Decrease) % Change	07/06 Increase/ (Decrease) % Change
Product margin	$3,283,640	$2,742,274	$2,351,021	20%	17%
% of total product revenue	78%	79%	81%
Service margin	$130,796	$114,500	$82,835	14%	38%
% of total service revenue	36%	35%	29%
Total product and service gross margin	$3,414,436	$2,856,774	$2,433,856	20%	17%
% of total product and service revenue	75%	75%	77%

Gross Profit and Product Margin

2008 As Compared to 2007

        Our overall gross profit increased $541.4 million, or 20%, in 2008, as compared to 2007. This is primarily due to:

  •
  increased sales volume for Cerezyme, Fabrazyme, Myozyme and Elaprase;

  •
  increased unit volumes and price increases for Renagel and Hectorol;

  •
  the addition of sales of Renvela, which was launched for dialysis patients in the United States in March 2008;

  •
  increased sales volume for Thyrogen;

  •
  increased sales for Seprafilm;

  •
  improved margin for Hylaform due to milestone payments received in 2008 for which there were no comparable amounts received in 2007;

  •
  higher demand for Campath worldwide, and an increase in worldwide sales of Clolar/Evoltra due to our acquisition of Bioenvision in October 2007; and

  •
  improved margin for diagnostic products due to our acquisition of diagnostic assets from DCL in December 2007.

        Our gross margin in the fourth quarter of 2008 was impacted by the favorable effect of foreign exchange rates in our manufacturing sites outside the United States as well as by the timing of inventory produced in prior periods and sold in the fourth quarter.

        Total product margin as a percentage of product revenue decreased for 2008, as compared to 2007, due to the increase in sales of Myozyme and Elaprase, the addition of Aldurazyme to the results, all of which have lower than average margins, to higher unit costs for Cerezyme and Fabrazyme and to the write off of Myozyme inventory costs of $12.6 million related to terminated production runs during 2008 at our Belgium facility. These decreases in product margin as a percentage of product revenue were partially offset by a decrease in manufacturing-related charges recorded in 2008, as compared to 2007.

        For purposes of this discussion, the amortization of product related intangible assets is included in amortization expense and, as a result, is excluded from cost of products sold and the determination of product margins described above.

2007 As Compared to 2006

        Our overall gross profit increased $391.3 million, or 17%, in 2007, as compared to 2006. This is primarily due to:

  •
  increased sales volume for Cerezyme and Fabrazyme;

  •
  increased sales volume for Myozyme. We launched Myozyme in the European Union, the United States and Canada in 2006;

  •
  price increases, increased unit volume and increased efficiency at our global manufacturing facilities for Hectorol and Renagel;

  •
  increased sales volume for Thyrogen;

  •
  increased sales for Seprafilm; and

  •
  increased global sales of Campath and increased U.S. sales of Clolar.

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

Service Margin

2008 As Compared to 2007

        Our overall service margin increased $130.8 million, or 14%, in 2008 as compared to 2007. The increases were primarily attributable to increases in revenue from our genetic testing and prenatal screening services and the increase in demand for certain testing services for patients diagnosed with cancer.

        Total service margin as a percent of total service revenue increased by 1% for 2008, as compared to 2007, due to an increase in MACI and Carticel revenue and genetic testing revenue.

2007 As Compared to 2006

        Our overall service margin increased $31.7 million, or 38%, in 2007 as compared to 2006. This is primarily due to the increases in revenue recorded from our DNA and cancer testing services as well as the prenatal screening and diagnosis market.

        Total service margin as a percent of total service revenue increased in 2007, as compared to 2006, primarily due to increased productivity and efficiencies in lab operations for our Genetics business unit.

OPERATING EXPENSES

Selling, General and Administrative Expenses

        The following table provides information regarding the change in SG&A during the periods presented (amounts in thousands):

	2008	2007	2006	08/07 Increase/ (Decrease) % Change	07/06 Increase/ (Decrease) % Change
Selling, general and administrative expenses	$1,338,190	$1,187,184	$1,010,400	13%	17%
% of total revenue	29%	31%	32%

2008 As Compared to 2007

        SG&A increased $151.0 million in 2008, as compared to 2007, primarily due to spending increases of:

  •
  $46.3 million for Genetic Diseases, primarily due to costs incurred related to Aldurazyme, which were recorded by BioMarin/Genzyme LLC in the same period of 2007, combined with expanded marketing activities for Cerezyme, Fabrazyme and Myozyme;

  •
  $31.2 million for Cardiometabolic and Renal, primarily due to sales force expansion and restructuring to support the Renvela launch;

  •
  $20.3 million for Biosurgery, primarily due to the expansion of our Sepra sales force combined with additional marketing activities;

  •
  $17.0 million for Hematologic Oncology, primarily due to the inclusion of Bioenvision activities and increased domestic marketing expenses for Clolar and our investment in international programs, personnel and to costs related to the preparation of the launch of Mozobil;

  •
  $36.1 million for Other, primarily due to personnel additions in our genetics business unit and continued Cholestagel commercial infrastructure build out, and to increased spending associated with our acquisition of diagnostic assets from DCL in December 2007;

  •
  an increase of $10.6 million due to the strengthening of foreign currencies against the U.S. dollar, primarily the Euro; and

  •
  an increase of $24.1 million of realized unhedged transactional foreign currency loss.

        These increases were partially offset by a decrease in SG&A for Corporate because we recorded a $64.0 million charge in June 2007 for the settlement of the litigation related to the consolidation of our former tracking stocks for which there was no comparable amount recorded in 2008.

2007 As Compared to 2006

        SG&A increased $176.8 million in 2007, as compared to 2006, primarily due to spending increases of:

  •
  $53.7 million for Genetic Diseases, primarily due to costs incurred related to Myozyme launch activities in additional countries during 2007;

  •
  $37.8 million for Cardiometabolic and Renal, primarily due to continued support of the growth in Cardiometabolic and Renal international business operations;

  •
  $20.3 million for Biosurgery, primarily due to sales force expansion;

  •
  $8.7 million for Hematologic Oncology, primarily due to the inclusion of Bioenvision activities after the acquisition, and expenses incurred for pre-launch activities for Mozobil;

  •
  $19.2 million for Other, primarily due to increase in spending on additional personnel to support the expansion of Thymoglobulin into new markets, and to personnel additions in our genetics business unit; and

  •
  $37.1 million for Corporate SG&A primarily due to a charge of $64.0 million recorded in June 2007 related to the final court approved settlement agreement of the litigation related to the consolidation of our former tracking stocks, and increased spending for information technology, legal expenses, employee recruiting and temporary help.

        These increases were partially offset in 2007 by decreases of:

  •
  $6.1 million for Other due to an adjustment in our genetics business unit in June 2007 to accruals related to our acquisition of the Physician Services and Analytical Services business units of IMPATH Inc. in May 2004; and

  •
  $15.6 million attributable to a decrease in stock-based compensation expenses charged to SG&A. In May 2007, in connection with a general grant to employees, we issued a combination of stock options and RSUs whereas in prior years we had only issued stock options for the general grant to employees. Fewer RSUs are generally awarded as compared to historical stock option grants.

Research and Development Expenses

        The following table provides information regarding the change in research and development expense during the periods presented (amounts in thousands):

	2008	2007	2006	08/07 Increase/ (Decrease) % Change	07/06 Increase/ (Decrease) % Change
Research and development expenses	$1,308,330	$737,685	$649,951	77%	13%
% of total revenue	28%	19%	20%

2008 As Compared to 2007

        Research and development expenses increased $570.6 million in 2008, as compared to 2007, primarily due to:

  •
  spending increases of $149.6 million on certain Genetic Diseases research and development programs, including a $100.0 million nonrefundable upfront fee paid to PTC related to our collaboration to develop and commercialize ataluren, and the addition of Aldurazyme expenses as a result of the restructuring of our relationship with BioMarin/Genzyme LLC;

  •
  spending increases of $244.9 million for Cardiometabolic and Renal research and development programs, consisting of $175.0 million and $69.9 million recorded in February 2008 in license fees paid to Isis for exclusive, worldwide rights to mipomersen;

  •
  spending increases of $21.7 million on Hematologic Oncology research and development programs, primarily on Mozobil, due to NDA filing activity and pre-launch activity and the addition of Bioenvision expenses for the development of Clolar for adult AML;

  •
  spending increases of $180.4 million on research and development programs included under the category "Other," including $130.0 million in nonrefundable upfront license fees paid to Osiris related to our collaboration to develop and commercialize Prochymal and Chondrogen and the development of alemtuzumab for the treatment of multiple sclerosis ; and

  •
  increases of $8.7 million due to the strengthening of foreign currencies against the U.S. dollar, primarily the Euro.

        These increases were partially offset by spending decreases in 2008 of:

  •
  $34.7 million on certain Genetic Diseases research and development programs, including a $25.0 million upfront payment to Ceregene in June 2007 in connection with a collaboration agreement for the development and commercialization of CERE-120 for which there was no comparable amount paid in 2008, and an $8.4 million decrease in spending due to the termination in February 2007 of our joint venture with Dyax Corp., or Dyax for the development of DX-88 for the treatment of hereditary angioedema, or HAE; and

  •
  $20.8 million on our Cardiometabolic and Renal research and development programs due to the termination of our late stage clinical trial for tolevamer and a decrease in clinical expenses related to Hectorol.

2007 As Compared to 2006

        Research and development expenses increased $87.7 million in 2007, as compared to 2006, primarily due to:

  •
  an increase of $47.5 million in spending on certain Genetic Diseases research and development programs, including a $25.0 million up-front payment paid to Ceregene in June 2007;

  •
  an increase of $29.3 million in spending on Hematologic Oncology primarily on research and development expenses related to Mozobil development and NDA submission; and

  •
  an increase of $37.6 million in spending on Other research and development programs, primarily on alemtuzumab for the treatment of multiple sclerosis and Clolar for adult AML.

        These increases were partially offset by decreases of:

  •
  $11.0 million in spending on certain Genetic Diseases research and development programs, including a $10.9 million decrease in spending due to the termination in February 2007 of our joint venture with Dyax for development of DX-88 for the treatment of HAE; and

  •
  $7.7 million in spending on our Cardiometabolic and Renal research and development programs due to the termination of our collaboration with RenaMed Biologics, Inc. in February 2007;

  •
  $15.2 million for our Corporate research and development programs, primarily due to decreases of $7.1 million in stock-based compensation expenses attributable to the issuance of a combination of stock options and RSUs in connection with a general grant to employees in May 2007. In prior years, only stock options were awarded in the general grant to employees. Fewer RSUs are generally awarded as compared to historical stock option grants.

Amortization of Intangibles

        The following table provides information regarding the change in amortization of intangibles expense during the periods presented (amounts in thousands):

	2008	2007	2006	08/07 Increase/ (Decrease) % Change	07/06 Increase/ (Decrease) % Change
Amortization of intangibles	$226,442	$201,105	$209,355	13%	(4)%
% of total revenue	5%	5%	7%

2008 As Compared to 2007

        Amortization of intangibles expense increased $25.3 million for 2008, as compared to 2007, primarily due to the acquisition of technology in connection with our acquisition of Bioenvision in October 2007, and the acquisition of customer lists and trademarks in connection with our acquisition of diagnostic assets from DCL in December 2007.

2007 As Compared to 2006

        Amortization of intangibles expense decreased $8.3 million for 2007, as compared to 2006, primarily due to customer lists related to our acquisition of Bone Care in July 2005, which became fully amortized in the first quarter of 2007.

Purchase of In-Process Research and Development

        In connection with five of our acquisitions we completed between January 1, 2004 and December 31, 2008, we have acquired various IPR&D projects. The following table sets forth IPR&D projects for companies and certain assets acquired since 2004 (amounts in millions):

Company/Assets Acquired	Purchase Price	IPR&D	Programs Acquired	Discount Rate Used in Estimating Cash Flows	Year of Expected Launch	Estimated Cost to Complete
Bioenvision (2007)	$349.9	$125.5	Evoltra (clofarabine)(1,2)	17%	2009-2013	$41

AnorMED (2006)	$589.2	$526.8	Mozobil (stem cell transplant)(3)	15%	2009-2014	$125
		26.1	AMD070 (HIV)(4)	15%	—	$—

		$552.9

Avigen (2005)	$12.0	$7.0	AV201 (Parkinson's disease)	N/A	2016	$100

Verigen (2005)	$12.7	$9.5	MACI (cartilage repair)	24%	2012-2014	$30

ILEX Oncology (2004)	$1,080.3	$96.9	Campath (alemtuzumab)(5)	11%	2012	$333
		113.4	Clolar (clofarabine)(2)	12%	2009-2012	$110

		$210.3

(1)
IPR&D charges totaled $125.5 million related to the acquisition of Bioenvision, of which $106.4 million was charged to IPR&D and $19.1 million was charged to equity in income of equity method investments.

(2)
Clofarabine, which is approved for the treatment of relapsed and refractory pediatric ALL, is marketed under the name Clolar in North and South America and as Evoltra elsewhere in the world. The IPR&D projects for clofarabine are related to the development of clofarabine for the treatment of other medical issues.

(3)
Mozobil received marketing approval in the United States in December 2008 and our marketing application in Europe is pending.

(4)
Year of expected launch and estimated cost to complete data is not provided for AMD070 at this time because we are assessing our future plans for this program.

(5)
Campath is currently marketed for the treatment of B-CLL. The IPR&D projects for Campath are related to the development of Campath for the treatment of other medical issues.

Charge for Impaired Goodwill

        We are required to perform impairment tests related to our goodwill under FAS 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. For 2008 and 2007, we completed the required annual impairment tests for our $1.4 billion of goodwill that had been recorded as of September 30, 2008 and $1.3 billion of goodwill that had been recorded as of September 30, 2007 and determined that no impairment charge was required. For 2006, we completed the required annual impairment tests for our $1.5 billion of goodwill that had been recorded as of September 30, 2006 and determined that the $219.2 million of goodwill assigned to our Genetics reporting unit was fully impaired. We discuss our assessment of goodwill for potential impairment under the heading "Critical Accounting Policies—Asset Impairments—Impairment of Goodwill" included in this report.

OTHER INCOME AND EXPENSES

	2008	2007	2006	08/07 Increase/ (Decrease) % Change	07/06 Increase/ (Decrease) % Change
	(Amounts in thousands)
Equity in income of equity method investments	$201	$7,398	$15,705	(97)%	(53)%
Minority interest	2,217	3,932	10,418	(44)%	(62)%
Gains (losses) on investments in equity securities, net	(3,340)	13,067	73,230	>(100)%	(82)%
Other	(1,861)	(637)	(2,045)	>100%	(69)%
Investment income	51,260	70,196	56,001	(27)%	25%
Interest expense	(4,418)	(12,147)	(15,478)	(64)%	(22)%

Total other income	$44,059	$81,809	$137,831	(46)%	(41)%

2008 As Compared to 2007

Equity in Income of Equity Method Investments

        Under this caption, we recorded our portion of the results of our joint venture with Medtronic Inc., and our investment in Peptimmune, Inc., or Peptimmune, and for 2007, our portion of the results of BioMarin/Genzyme LLC. Also under this caption, for the period from July 10, 2007 through September 30, 2007, we recorded our portion of the results of our investment in Bioenvision, which we subsequently purchased in October 2007.

        Equity in income of equity method investments decreased by 97% to $0.2 million in 2008, as compared to 2007 primarily due to $21.1 million of charges in 2007 related to our investment in Bioenvision common stock, including a $19.1 million charge for IPR&D, representing our proportionate share of the fair value of the IPR&D programs of Bioenvision for which there are no comparable amounts in 2008 because we completed our acquisition of Bioenvision in October 2007. These charges were offset in part by our portion of the net income of BioMarin/Genzyme LLC of $30.1 million in 2007 for which there was no comparable amount in 2008 since, beginning January 1, 2008, as a result of our restructured relationship with BioMarin, we no longer account for BioMarin/Genzyme LLC using the equity method of accounting.

Minority Interest

        As a result of the restructuring of our relationship with BioMarin/Genzyme LLC, effective January 1, 2008, in accordance with the provisions of FIN 46R, "Consolidation of Variable Interest Entities," we began consolidating the results of BioMarin/Genzyme LLC. We recorded BioMarin's portion of this joint venture's income in 2008 as minority interest in our consolidated statements of operations.

        Prior to February 20, 2007, as a result of our application of FIN 46R, we consolidated the results of Dyax-Genzyme LLC and Excigen Inc. On February 20, 2007, we agreed with Dyax to terminate our participation and interest in Dyax-Genzyme LLC. We recorded Dyax's portion of this joint venture's losses as minority interest in our consolidated statements of operations through February 20, 2007. The results of Excigen were not significant.

Gains (Losses) on Investments in Equity Securities, net

        We recorded the following realized gains (losses) on investments in equity securities, net of charges for impaired investments, during the periods presented (amounts in thousands):

	2008	2007
Gross gains (losses) on investments in equity securities:
Sirtris	$10,304	$—
THP	1,063	10,848
Other	1,892	2,219

Total gains on investments in equity securities	13,259	13,067
Less: charges for impaired investments	(16,599)	—

Gains (losses) on investments in equity securities, net	$(3,340)	$13,067

        In 2008, we recorded a $10.3 million gain resulting from the liquidation of our investment in the common stock of Sirtris Pharmaceuticals, Inc. for net cash proceeds of $14.8 million.

        In 2007, we purchased an exclusive option to acquire equity of a private company for $10.0 million in cash. We terminated the option agreement prior to the deadline for exercise and as a result, we recorded a charge of $10.0 million in 2008 to write off the purchase price of the option. We also recorded a charge of $6.6 million in 2008 to write down our investments in certain equity securities and venture capital funds to fair value as the unrealized losses were determined to be other than temporary.

        In 2007, we recorded a $10.8 million gain in connection with the sale of our entire investment in the capital stock of THP, which had a zero cost basis, for net cash proceeds of $10.8 million.

        At December 31, 2008, our stockholders' equity includes $25.8 million of unrealized gains and $0.3 million of unrealized losses related to our strategic investments in equity securities.

Investment Income

        Our investment income decreased 27% to $51.3 million for 2008, as compared to $70.2 million for 2007, primarily due to a decrease in the average portfolio yield in the United States and lower average cash balances outside the United States, offset in part by higher average U.S. cash balances.

Interest Expense

        Our interest expense decreased 64% to $4.4 million for 2008, as compared to $12.1 million for 2007, primarily due to a $4.5 million increase in capitalized interest, which resulted in a decrease in interest expense. Additionally, there was a $2.2 million decrease in interest expense in 2008 related to asset retirement obligations and a $1.0 million decrease in interest expense in 2008 due to the redemption of our $690.0 million in principal of 1.25% convertible senior notes in December 2008.

2007 As Compared to 2006

Equity in Income of Equity Method Investments

        Under this caption, in 2007 and 2006 we recorded our portion of the results of our joint ventures with BioMarin and Medtronic, and our investments in Peptimmune, and in 2007, our initial investment in the common stock of Bioenvision.

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

Minority Interest

        Prior to February 20, 2007, as a result of our application of FIN 46R, we consolidated the results of Dyax-Genzyme LLC and Excigen Inc. In connection with our termination of our joint venture with Dyax on February 20, 2007, we made a capital contribution of approximately $17 million in cash to Dyax-Genzyme LLC and Dyax purchased our interest in the joint venture for 4.4 million shares of Dyax common stock, valued at $16.9 million, based on the closing price of Dyax common stock on February 23, 2007. We recorded Dyax's portion of this joint venture's losses as minority interest in our consolidated statements of operations through February 20, 2007. The results of Excigen were not significant.

Gains (Losses) on Investments in Equity Securities, net

        We recorded the following realized gains on investments in equity securities, net of charges for impaired investments, during the periods presented (amounts in thousands):

	2007	2006
Gross gains on investments in equity securities:
THP	$10,848	$—
CAT	—	69,359
BioMarin	—	6,416
Other	2,219	2,848

Total gains on investments in equity securities	13,067	78,623
Less: charges for impaired investments	—	(5,393)

Gains (losses) on investments in equity securities, net	$13,067	$73,230

        In March 2007, we recorded a $10.8 million gain on the sale of our entire investment in the common stock of THP, which had a zero cost basis.

        In 2006 we recorded a $69.4 million gain on the sale of our entire investment in Cambridge Antibody Technology Group plc, or CAT.

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

(Provision for) Benefit from Income Taxes

	2008	2007	2006	08/07 Increase/ (Decrease) % Change	07/06 Increase/ (Decrease) % Change
	(Amounts in thousands)
(Provision for) benefit from income taxes	$(204,457)	$(255,481)	$35,881	(20)%	>(100)%
Effective tax rate	33%	35%	(68)%

        Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	For the Years Ended December 31,
	2008	2007	2006
Tax provision at U.S. statutory rate	35.0%	35.0%	(35.0)%
State taxes, net	1.5	0.7	(1.7)
Export sales benefits	—	—	(37.2)
Domestic manufacturing deduction	(2.1)	(0.5)	(15.5)
Goodwill impairment	—	—	19.6
Legal settlements	—	3.0	—
Audit settlements	(1.3)	0.5	(62.9)
Stock compensation	1.5	1.3	15.8
Tax credits	(3.9)	(3.5)	(30.5)
Foreign rate differential	1.4	(2.1)	76.0
Other	0.6	0.3	3.3

Effective tax rate	32.7%	34.7%	(68.1)%

        Our effective tax rate for 2008 was impacted by:

  •
  non-deductible stock-based compensation expense of $34.0 million; and

  •
  $5.1 million of tax benefits recorded to our income tax provision reflecting the resolution of various issues related to the settlement of IRS audits for the tax years 2004 to 2005. In conjunction with those settlements, we reduced our tax reserves by $4.9 million and recorded current and deferred tax benefits for the remaining portion of the settlement amounts.

        Our effective tax rates for 2007 and 2006 were impacted by:

  •
  the charge for IPR&D of $106.4 million recorded in October 2007 in connection with our acquisition of Bioenvision, of which $100.3 million was deductible and taxed at rates other than the U.S. statutory income tax rate and $6.1 million was non-deductible;

  •
  non-deductible stock compensation expenses of $32.0 million in 2007 and $33.2 million in 2006;

  •
  a non-deductible charge of $64.0 million for the settlement of the Biosurgery tracking stock suit in August 2007;

  •
  the deductible charge for IPR&D of $552.9 million recorded in November 2006 in connection with our acquisition of AnorMED, of which $195.7 million was taxed at rates other than the U.S. statutory tax rate;

  •
  a charge for impaired goodwill of $219.2 million recorded in September 2006, of which $29.5 million was not deductible for tax purposes; and

  •
  the settlement of the 1996 to 1999 IRS audit and various state and foreign income tax audits in 2006. We recorded a $33.2 million tax benefit to our income tax provision in 2006 primarily related to export sales benefits, tax credits and deductible intangibles from a prior period acquisition. In conjunction with those settlements, we reduced our tax reserves by approximately $13.1 million and recorded current and deferred tax benefits for the remaining portion of the settlement amounts.

In addition, our overall tax rate has changed significantly due to fluctuations in our income (loss) before taxes, which was $625.5 million in 2008, $735.7 million in 2007, and $(52.7) million in 2006.

        We are currently under IRS audit for tax years 2006 and 2007. We believe that we have provided sufficiently for all audit exposures. Settlement of these audits or the expiration of the statute of limitations on the assessment of income taxes for any tax year may result in a reduction of future tax provisions. Any such benefit would be recorded upon final resolution of the audit or expiration of the applicable statute of limitations.

Research and Development Programs

        Our research and development programs are focused on the areas of medicine where we market commercial products, namely rare inherited disorders, renal disease, transplant and immune diseases, orthopaedics, oncology and diagnostic and predictive testing. We also conduct research in cardiovascular disease, neurodegenerative diseases and other areas of unmet medical needs. Before we can commercialize our development-stage products, we will need to:

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

        Below is a brief description of our significant research and development programs:

Program	Program Description or Indication	Development Status at December 31, 2008	Year of Expected Product Launch
Fabrazyme	Fabry disease	Several post-marketing commitments in the United States are ongoing.	Product was launched in 2001
Myozyme	Pompe disease	Several post-marketing commitments ongoing.	Product was launched in 2006
GENZ-112638	Gaucher disease	Phase 2 study results due in the first half of 2009. Phase 3 trial expected to commence during the first half of 2009.	2013
Aldurazyme	MPS I	Several post-marketing commitments ongoing.	Product was launched in 2003
Renvela (sevelamer carbonate)	Control of serum phosphorus in patients with CKD on and off hemodialysis
		Completed open-label study to compare powder to tablet formulation that showed the two formulations are equivalent in controlling serum phosphorus in hemodialysis patients. Commenced enrollment in trial for powder formulation to allow once daily dosing in 2006. We have filed for approval of the tablet formulation in Brazil and completed the European filing in the first quarter of 2008. We are preparing to file for approval in other key markets throughout 2009. We anticipate approval of the tablet formulations for the control of serum phosphorus in patients with CKD not on dialysis by the middle of 2009 in the United States and in the first half of 2009 in the European Union.	Tablet formulation of product was launched in the United States in 2008 for the control of serum phosphorus in patients with CKD on hemodialysis
Advanced Phosphate Binder	Next-generation phosphate binder	We have filed an IND for an advanced phosphate binder (APB) and expect to begin a phase 2/3 trial in 2009.	2014
Mipomersen(1)	Reduction of LDL cholesterol	Enrollment in Phase 3 clinical trials in patients with FH was completed in 2008. Top-line data expected in the first half of 2009.	2011

Program	Program Description or Indication	Development Status at December 31, 2008	Year of Expected Product Launch
Synvisc-One	Viscosupplementation products to treat osteoarthritis of the knee and other joints	Received marketing approval in the European Union for Synvisc-One for knee osteoarthritis pain in the fourth quarter of 2007. FDA approval received in the first quarter of 2009.	2009 in the United States
Sepra products	Next stage products to prevent surgical adhesions for various indications	Two clinical studies for Sepraspray are ongoing.	2009 through 2010
Campath(2)	B-CLL
		The FDA granted front-line approval of Campath for CLL in the United States in the third quarter of 2007 and in the European Union in the fourth quarter of 2007; phase 3 combination therapy trial in second-line CLL completed enrollment in the fourth quarter of 2008.	2009 through 2011
Mozobil(3)	Improve the efficacy of stem cell transplantation in patients with blood cancers	BLA and MAA submitted in June 2008. FDA approval was received in December 2008. European Union approval is expected in the second half of 2009. Registration in non-US countries is ongoing.	2009 through 2014
Evoltra (clofarabine)—EU and Asia(2)	Pediatric and adult leukemias
		Phase 2 trial in pediatric acute leukemias completed in 2008; Phase 2 trial in adult leukemia completed enrollment in late 2007; long-term follow-up completed in 2008. Phase 3 study in adult leukemia through cooperative group; enrollment commenced in 2006 and was ongoing in 2008. Additional cooperative group and investigator-sponsored studies committed to in 2008, but enrollment will begin in 2009.	Pediatric launched in the European Union; 2010 in the European Union for adult; 2010 through 2013 in Asia for pediatric and adult

Program	Program Description or Indication	Development Status at December 31, 2008	Year of Expected Product Launch
Clolar (clofarabine)—North and South America(2)	Pediatric and adult leukemias, myelodysplastic syndromes (MDS)	Phase 1/2 trial in pediatric acute leukemias completed enrollment in 2007. Phase 2 trial opened in late 2007 and enrollment continues. Phase 2 trial in adult leukemia completed enrollment in late 2007; long-term follow-up is ongoing. Phase 3 trial in adult leukemia commenced in 2006 and enrollment continued throughout 2008 and is ongoing. Phase 2 trial in high-risk MDS commenced enrollment in 2007; enrollment is ongoing. Phase 1 trial of alternate dose and schedule in high-risk MDS commenced enrollment in 2008; enrollment is ongoing. Supporting multiple investigator-sponsored studies in various pediatric and adult leukemias.	Pediatric launched in U.S.; 2009 through 2013 in Canada/South America for pediatric; 2009 in U.S. for adult; 2010 through 2013 in Canada/South America for adult; MDS in 2014
Alemtuzumab (Campath) MS(2)	Multiple Sclerosis	Data from phase 2 trial (CAMMS23) analyzed at the predefined 1 and 2 year interim analyses; began enrollment of two phase 3 trials in 2007. Expected completion of phase 3 trials is 2012.	2012

(1)
We obtained an exclusive, worldwide license to develop and commercialize this program from a license and collaboration agreement with Isis in January 2008.

(2)
Program acquired in connection with the December 2004 acquisition of ILEX Oncology, and with respect to clofarabine rights outside of North America, acquired in connection with the October 2007 acquisition of Bioenvision.

(3)
Program acquired in connection with the November 2006 acquisition of AnorMED.

        The aggregate actual and estimated research and development expense for the programs described above and others is as follows (amounts in millions):

Costs incurred for the year ended December 31, 2007	$330.2
Costs incurred for the year ended December 31, 2008	$401.6
Cumulative costs incurred as of December 31, 2008	$1,867.7
Estimated costs to complete as of December 31, 2008	$1,600 to $1,900

        Our current estimates of the time and investment required to develop these products may change depending on the approach we take to pursue them, the results of preclinical and clinical studies, and the content and timing of decisions made by the FDA, the EMEA and other regulatory authorities. We cannot provide assurance that any of these programs will ever result in products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indication. If certain of our development-stage programs do not result in commercially viable products, our results of operations could be materially adversely affected.

Liquidity and Capital Resources

        We continue to generate cash from operations. We had cash, cash equivalents and short- and long-term investments of $1.0 billion at December 31, 2008 and $1.5 billion at December 31, 2007.

        The following is a summary of our statements of cash flows for 2008 and 2007:

Cash Flows from Operating Activities

        Cash flows from operating activities are as follows (amounts in thousands):

	2008	2007
Cash flows from operating activities:
Net income	$421,081	$480,193
Non-cash charges, net	428,709	556,341
Decrease in cash from working capital changes (excluding impact of acquired assets and assumed liabilities)	(90,615)	(117,862)

Cash flows from operating activities	$759,175	$918,672

        Cash provided by operating activities decreased by $159.5 million in 2008, as compared to 2007, primarily driven by:

  •
  a $186.7 million decrease in net income, including non-cash charges, which was driven by an increase of $310.2 million in charges, net of tax, for license fees paid to third parties in 2008, offset by overall growth in the business; and

  •
  a $27.2 million decrease in cash used for working capital.

Cash Flows from Investing Activities

        Cash flows from investing activities were $(581.5) million in 2008, compared to $(591.1) million in 2007. In 2008, purchases of other intangible assets, capital expenditures and the settlement of the appraisal demand with substantially all the Bioenvision dissenters accounted for significant cash outlays for investing activities. During 2008, we used:

  •
  $597.6 million in cash to fund the purchase of property, plant and equipment, primarily related to the ongoing expansion of our manufacturing capacity in Ridgefield, New Jersey, the Republic of Ireland, the United Kingdom, Belgium and France, completion of construction of a new research and development facility in Framingham, Massachusetts, planned improvements at our manufacturing facility in Allston, Massachusetts, and capitalized costs of an internally developed enterprise software system for our genetics business;

  •
  $60.0 million in cash for a milestone payment to Wyeth in May 2008; and

  •
  $80.1 million in cash to purchase five million shares of Isis common stock in February 2008 which amount is included in other noncurrent assets on our consolidated balance sheet.

These cash outlays were partially offset by $193.7 million of net sales of investments and cash proceeds from the sale of investments in equity securities.

        In 2007, we used a total of $815.7 million of cash to fund capital expenditures, acquisitions and purchases of intangible assets including:

  •
  $412.9 million in cash to fund the purchase of property, plant and equipment, primarily related to the ongoing expansion of our manufacturing capacity in the Republic of Ireland, the United Kingdom and Belgium, the construction of a new research and development facility in Framingham, Massachusetts, and capitalized costs of an internally developed enterprise software system for our genetics business;

  •
  $288.6 million of cash to fund the acquisition of Bioenvision in October 2007;

  •
  $53.8 million of cash to fund the acquisition of certain diagnostic assets of DCL in December 2007; and

  •
  $60.4 million to purchase other intangible assets.

        These decreases in cash were partially offset by cash provided by $205.6 million of cash received from the net sales of investments.

Cash Flows from Financing Activities

        Our cash flows from financing activities are as follows (amounts in thousands):

	2008	2007
Cash flows from financing activities:
Proceeds from issuance of common stock	$318,753	$285,762
Repurchases of common stock	(143,012)	(231,576)
Excess tax benefits from stock-based compensation	18,445	13,575
Payments of notes receivable from stockholders	12,635	—
Payments of debt and capital lease obligations	(693,961)	(5,909)
Decrease in bank overdrafts	25,760	(5,910)
Minority interest contributions	1,345	3,979
Other financing activities	(6,208)	4,702

Cash flows from financing activities	$(466,243)	$64,623

        In May 2007, our board of directors authorized a stock repurchase program to repurchase up to an aggregate maximum amount of $1.5 billion or 20,000,000 shares of our outstanding common stock over a three year period that began in June 2007. The repurchases are being made from time to time and can be effectuated through open market purchases, privately negotiated transactions, transactions structured through investment banking institutions, or by other means, subject to management's discretion and as permitted by securities laws and other legal requirements. In 2008, we repurchased a total of 2,000,000 shares of our common stock under the stock repurchase program at an average price of $71.49 per share for a total of $143.0 million of cash, including fees. As of December 31, 2008, we have purchased a cumulative total of 5,500,000 shares of our common stock at an average price of $68.09 per share for a total of $374.6 million in cash, including fees. As of December 31, 2007, we had repurchased a total of 3,500,000 shares of our common stock at an average price of $66.14 per share for a total of $231.6 million of cash, including fees.

        In December 2003, we issued $690.0 million of 1.25% convertible senior notes. In October 2008, we notified the holders of these notes that we planned to redeem the notes on December 1, 2008 using available cash. Prior to the redemption date, $2.8 million in principal amount of notes were converted into 39,665 shares of our common stock. The remaining notes were redeemed for $687.2 million cash plus accrued interest of $4.3 million and bank fees which were not significant.

Revolving Credit Facility

        In July 2006, we entered into a five-year $350.0 million senior unsecured revolving credit facility with JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., as syndication agent, ABN AMRO Bank N.V., Citizens Bank of Massachusetts and Wachovia Bank, National Association, as co-documentation agents, and a syndicate of lenders, which we refer to as our 2006 revolving credit facility. The proceeds of loans under our 2006 revolving credit facility can be used to finance working capital needs and for general corporate purposes. We may request that our 2006 revolving credit facility be increased at any time by up to an additional $350.0 million in the aggregate, as long as no default or event of default has occurred or is continuing and certain other customary conditions are satisfied. Borrowings under our 2006 revolving credit facility will bear interest at various rates depending on the nature of the loan.

        As of December 31, 2008, no amounts were outstanding under our 2006 revolving credit facility. The terms of our 2006 revolving credit facility include various covenants, including financial covenants that require us to meet minimum interest coverage ratios and maximum leverage ratios. As of December 31, 2008, we were in compliance with these covenants.

Contractual Obligations

        As of December 31, 2008, we had committed to make the following payments under contractual obligations (amounts in millions):

	Payments Due by Period
Contractual Obligations	Total	2009	2010	2011	2012	2013	After 2013
Long-term debt obligations(1)	$24.9	$1.5	$1.6	$1.6	$1.7	$1.8	$16.7
Capital lease obligations(1)	165.3	15.5	15.5	15.5	15.5	16.9	86.4
Operating leases(1)	300.8	67.6	53.8	39.1	29.1	16.5	94.7
Contingent payments(2)	75.0	75.0	—	—	—	—	—
Interest obligations(3)	10.1	1.2	1.1	1.1	1.0	0.9	4.8
Defined pension benefit plans payments	20.6	1.0	1.1	1.2	1.5	1.7	14.1
Unconditional purchase obligations	220.8	59.5	56.4	56.4	48.5	—	—
Capital commitments(4)	1,035.2	635.5	264.3	78.8	56.5	—	—

Total contractual obligations	$1,852.7	$856.8	$393.9	$193.7	$153.8	$37.8	$216.7

(1)
See Note L., "Long-term Debt and Leases" to our consolidated financial statements for additional information on long-term debt and lease obligations.

(2)
From time to time, as a result of mergers, acquisitions or license arrangements, we enter into agreements under which we are obligated to make contingent payments upon the occurrence of certain events, and/or royalties on sales of acquired products or commercialization rights. The actual amounts for and the timing of contingent payments depend on numerous factors outside of our control, including the success of preclinical and clinical development efforts with respect to the products being developed under these agreements, the content and timing of decisions made by the United States Patent and Trademark Office, or USPTO, the FDA and other regulatory authorities, the existence and scope of third party intellectual property, the reimbursement and competitive landscape around these products, the volume of sales or gross margin of a product in a specified territory and other factors described under the heading "Risk Factors" below. Because we cannot predict with certainty the amount or specific timing of contingent payments, we have included amounts for contingent payments that we believe are probable of being paid in our contractual obligations table. See Note C., "Mergers, Acquisitions and Strategic Transactions" to our consolidated financial statements for additional information on contingent payments resulting from our acquisitions of Verigen, Equal Diagnostics and the sales and marketing rights to Synvisc from Wyeth.

  Contingent payments also exclude any liabilities pertaining to uncertain tax positions as we cannot make a reliable estimate of the period of cash settlement with the respective taxing authorities. Our other noncurrent liabilities associated with uncertain tax positions were approximately $40 million at December 31, 2008 and approximately $31 million at December 31, 2007.

(3)
Represents interest payment obligations related to the promissory notes to three former shareholders of Equal Diagnostics and the mortgage payable we assumed in the purchase of land and a manufacturing facility we formerly leased in Framingham, Massachusetts.

(4)
Consists of contractual commitments to vendors that we have entered into as of December 31, 2008 related to our outstanding capital and internally developed software projects. Our estimated cost of completion for assets under construction as of December 31, 2008 is $1.0 billion, as follows (amounts in millions):

Location	Cost to Complete at December 31, 2008
Framingham, Massachusetts, U.S. (approximately 47% for software development).	$344.8
Westborough, Massachusetts, U.S. (primarily software development)	147.1
Lyon, France	87.5
Geel, Belgium	28.1
Waterford, Ireland	114.0
Allston, Massachusetts, U.S.	170.5
Ridgefield, New Jersey, U.S.	11.6
Haverhill, United Kingdom	10.4
Other	121.2

Total estimated cost to complete	$1,035.2

Financial Position

        We believe that our available cash, investments and cash flows from operations will be sufficient to fund our planned operations and capital requirements for the foreseeable future. Although we currently have substantial cash resources and positive cash flow, we have used or intend to use substantial portions of our available cash and may make additional borrowings for:

  •
  product development and marketing;

  •
  business combinations and strategic business initiatives;

  •
  the remaining $1.1 billion available under our ongoing stock repurchase program;

  •
  upgrading our information technology systems;

  •
  expanding existing and constructing additional manufacturing facilities;

  •
  contingent payments under license and other agreements, including payments related to our license of mipomersen from Isis, ataluren from PTC, and Prochymal and Chondrogen from Osiris (for more information on these payments please read Note C., "Mergers, Acquisitions and Strategic Transactions," to our consolidated financial statements);

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

        Recently, the general economic, global capital and credit market conditions in the United States and other parts of the world have deteriorated significantly and have adversely affected access to capital and increased the cost of capital. However, we continue to believe that our available cash, investments and cash flow from operations, together with our revolving credit facility, will be adequate to meet our operating, investing and financing needs in the foreseeable future. We currently do not rely on short-term borrowing to fund our operations and, as a result, we do not believe that existing global capital and credit market conditions will have a significant impact on our near-term liquidity. We are closely monitoring our liquidity as well as the condition of these markets. If these conditions continue or become worse, our future cost of debt and equity capital and our future access to capital markets could be adversely affected. We cannot guarantee that we will be able to obtain any additional financing in the future or extend any existing financing arrangements on favorable terms, or at all.

Off-Balance Sheet Arrangements

        We do not use special purpose entities or other off-balance sheet financing arrangements. We enter into guarantees in the ordinary course of business related to the guarantee of our own performance and the performance of our subsidiaries. In addition, we have joint ventures and collaborations that are focused on research, development, and the commercialization of products. Entities falling within the scope of FIN 46R are included in our consolidated statements of operations if we qualify as the primary beneficiary. Entities not subject to consolidation under FIN 46R are accounted for under the equity method of accounting if our ownership percent exceeds 20% or if we exercise significant influence over the entity. We account for our portion of the income/losses of these entities in the line item "Equity in income of equity method investments" in our statements of operations. We also acquire companies in which we agree to pay contingent consideration based on attaining certain regulatory or sales thresholds.

Recent Accounting Pronouncements

        The following table shows recently issued accounting pronouncements and our position for adoption:

FASB Pronouncements	Relevant Requirements of FASB Pronouncements	Issued Date/Our Effective Dates	Status
FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115."	Permits, but does not require, entities to measure certain financial instruments and other assets and liabilities at fair value on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected should be recognized in earnings at each subsequent reporting date.	Issued February 2007. Adopted January 2008.	We did not elect to measure any new assets or liabilities at their respective fair values and, therefore, the adoption of FAS 159 did not have an impact on our consolidated financial statements.

FASB Pronouncements	Relevant Requirements of FASB Pronouncements	Issued Date/Our Effective Dates	Status
EITF Issue No. 07-1, "Accounting for Collaborative Arrangements."
	Defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties, including the appropriate income statement presentation and classification of, and the required disclosures related to, these arrangements.	Issued November 2007. Effective January 1, 2009, to be applied retrospectively for collaborative arrangements existing as of the effective date.	EITF Issue No. 07-1 is not expected to have a material impact on our consolidated financial statements.
FAS 141 (revised 2007), "Business Combinations."
	Modifies and prescribes new requirements for accounting for business combinations. Among other things, acquisition costs will be expensed as incurred; restructuring costs associated with a business combination will be expensed subsequent to the acquisition date; noncontrolling interests will be valued at fair value; IPR&D will be recorded at fair value as an indefinite lived intangible asset; contingent purchase price payments will be measured at the date of acquisition and re-measured in subsequent periods with an adjustment to earnings; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition will affect income tax expense.	Issued December 2007. Effective on a prospective basis for all business combinations for which the acquisition date is on or after January 1, 2009.
FAS 141 (revised 2007) standards will be applied prospectively to business combinations after January 1, 2009, and will significantly change our accounting and reporting of future business combination transactions.
FAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51."
	Requires ownership interests in subsidiaries, not held by the parent, to be clearly identified in the consolidated statement of financial position within equity, but separate from the parent's equity, and the minority interest in net income needs to be identified on the consolidated statement of income. Additional disclosures are required.	Issued December 2007. Effective January 1, 2009, prospectively. Disclosure requirements to be applied retrospectively.	FAS No. 160 is not expected to have a material impact on our consolidated financial statements.

Market Risk

        We are exposed to potential loss from exposure to market risks represented principally by changes in interest rates, foreign exchange rates and equity prices. At December 31, 2008, we held a number of financial instruments, including derivative contracts in the form of foreign exchange forward contracts, and investments in marketable securities. We do not hold derivatives or other financial instruments for speculative purposes.

Equity Price Risk

        We hold investments in a limited number of U.S. and European equity securities. We estimated the potential loss in fair value due to a 10% decrease in the equity prices of each marketable security held at December 31, 2008 to be $5.7 million, as compared to $6.5 million at December 31, 2007.

Interest Rate Risk

        We are exposed to potential loss due to changes in interest rates. Our principal interest rate exposure is to changes in U.S. interest rates. Instruments with interest rate risk include short- and long-term investments in fixed income securities and a fixed rate capital lease. To estimate the potential loss due to changes in interest rates, we performed a sensitivity analysis using the instantaneous adverse change in interest rates of 100 basis points across the yield curve.

        On this basis, we estimate the potential loss in fair value to be $6.2 million as of December 31, 2008, as compared to $3.3 million as of December 31, 2007. The increase is primarily a result of a decrease in the amount and duration of the fixed income investment portfolio, which provides less of an offset to the increase in the fair value of our capital lease.

Foreign Exchange Risk

        As a result of our worldwide operations, we may face exposure to potential adverse movements in foreign currency exchange rates, primarily to the Euro, British pound and Japanese yen. Exposures to currency fluctuations that result from sales of our products in foreign markets are partially offset by the impact of currency fluctuations on our international expenses. We use forward foreign exchange contracts to further reduce our exposure to changes in exchange rates, primarily to offset the earnings effect from intercompany short-term foreign currency assets and liabilities. We also hold a limited amount of foreign currency denominated equity securities.

        As of December 31, 2008, we estimate the potential loss in fair value of our foreign currency contracts and foreign equity holdings that would result from a hypothetical 10% adverse change in exchange rates to be $26.9 million, as compared to $36.2 million as of December 31, 2007. The change from the prior period is due to a decrease in our net foreign currency contracts. Since the contracts hedge mainly transactional exchange exposures, most changes in the fair values of the contracts would be offset by changes in the underlying values of the hedged items.

Risk Factors

        Our future operating results could differ materially from the results described in this report due to the risks and uncertainties related to our business, including those discussed below.

If we fail to increase sales of several existing products and services or to commercialize new products in our pipeline, we will not meet our financial goals.

        Over the next few years, our success will depend substantially on our ability to increase revenue from our existing products and services. These products and services include Renagel/Renvela, Synvisc, Synvisc-One, Fabrazyme, Myozyme, Aldurazyme, Hectorol, Thymoglobulin, Thyrogen, Clolar/Evoltra, Campath, Mozobil and diagnostic testing services.

        Our ability to increase sales will depend on a number of factors, including:

  •
  acceptance by the medical community of each product or service;

  •
  the availability of competing treatments that are deemed safer, more efficacious, more convenient to use, or more cost effective;

  •
  our ability, and the ability of our collaborators, to efficiently manufacture sufficient quantities of each product to meet demand and to do so in a timely and cost efficient manner;

  •
  regulation by the U.S. Food and Drug Administration, commonly referred to as the FDA, and the European Agency for the Evaluation of Medicinal Products, or EMEA, and other regulatory authorities of these products and services and the facilities and processes used to manufacture these products;

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

        Part of our growth strategy involves conducting additional clinical trials to support approval of expanded uses of some of our products, including Clolar/Evoltra and alemtuzumab for multiple sclerosis, pursuing marketing approval for our products in new jurisdictions and developing next generation products, such as Genz-112638 and our advanced phosphate binder. The success of this component of our growth strategy will depend on the outcome of these additional clinical trials, the content and timing of our submissions to regulatory authorities and whether and when those authorities determine to grant approvals. Because the healthcare industry is extremely competitive and regulatory requirements are rigorous, we spend substantial funds marketing our products and attempting to expand approved uses for them. These expenditures depress near-term profitability with no assurance that the expenditures will generate future profits that justify the expenditures.

        Our growth strategy also depends on developing new products, such as mipomersen, Prochymal and ataluren, through entry into strategic alliances and collaborations. If we are unable to manage these external growth opportunities successfully or if the product development process is unsuccessful, we will not be able to grow our business in the way that we currently expect.

Our future success will depend on our ability to effectively develop and market our products and services against those of our competitors.

        The human healthcare products and services industry is extremely competitive. Other organizations, including pharmaceutical, biotechnology, device and diagnostic testing companies, and generic and biosimilar manufacturers, have developed and are developing products and services to compete with our products, services, and product candidates. If healthcare providers, patients or payors prefer these competitive products or services or these competitive products or services have superior safety, efficacy, pricing or reimbursement characteristics, we will have difficulty maintaining or increasing the sales of our products and services.

        Renagel/Renvela competes with several other products for the control of elevated phosphorus levels in patients with chronic kidney failure on hemodialysis. PhosLo®, a prescription calcium acetate preparation sold by Fresenius Medical Care, is marketed in the United States with other branded and generic calcium preparations available worldwide. Fosrenol®, a prescription lanthanum carbonate sold by Shire, is marketed in the United States, Europe, Canada and Latin America. A generic formulation of PhosLo was launched in the United States in October 2008. Renagel/Renvela also competes with over-the-counter calcium carbonate products such as TUMS® and metal-based options such as aluminum and magnesium.

        UCB S.A. has developed Zavesca®, a small molecule drug for the treatment of Gaucher disease, the disease addressed by Cerezyme. Zavesca, sold by Actelion Ltd., has been approved in the United States, European Union and Israel as an oral therapy for use in patients with mild to moderate Type 1 Gaucher disease for whom enzyme replacement therapy is unsuitable. In addition, Shire reported top-line data from a phase 1/2 clinical trial for its gene-activated glucocerebrosidase program, also to treat Gaucher disease, and initiated phase 3 studies in July 2007. Protalix Biotherapeutics Ltd. initiated a phase 3 trial for a plant-derived enzyme replacement therapy to treat Gaucher disease in the third quarter of 2007. Amicus Therapeutics, Inc., or Amicus, is conducting phase 2 trials for oral chaperone medication to treat Gaucher disease. We are also aware of other development efforts aimed at treating Gaucher disease.

        Outside the United States, Shire is marketing Replagal®, a competitive enzyme replacement therapy for Fabry disease which is the disease addressed by Fabrazyme. In addition, while Fabrazyme has received orphan drug designation, which provides us with seven years of market exclusivity for the product in the United States, other companies may seek to overcome our market exclusivity and, if successful, compete with Fabrazyme in the United States. Amicus has completed phase 2 trials for an oral chaperone medication to treat Fabry disease and is in discussions with the FDA and EMEA regarding the conduct of phase 3 clinical trials. We are aware of other development efforts aimed at treating Fabry disease.

        Myozyme has marketing exclusivity in the United States until 2013 and in the European Union until 2016 due to its orphan drug status, although companies may seek to overcome the associated marketing exclusivity. Amicus Therapeutics has completed two phase 1 clinical studies for a small molecule treatment for Pompe disease and initiated a phase 2 clinical trial in June 2008. In February 2009, Amicus announced that the company had suspended enrollment for its phase 2 clinical trial and that it had received verbal notice from the FDA that the trial is on clinical hold.

        Current competition for Synvisc and Synvisc-One includes Supartz®, a product manufactured by Seikagaku Corporation that is sold in the United States by Smith & Nephew Orthopaedics and in Japan by Kaken Pharmaceutical Co. under the name Artz®; Hyalgan®, produced by Fidia Farmaceutici S.p.A. and marketed in the United States by Sanofi-Aventis; Orthovisc®, produced by Anika Therapeutics, Inc., and marketed in the United States by Johnson & Johnson and marketed outside the United States through distributors; Anika's Monovisc™, which is marketed in Europe; Euflexxa™, a product manufactured and sold by Ferring Pharmaceuticals and marketed by Ferring in the United States and Europe; and Durolane®, manufactured by Q-Med AB and distributed outside the United States by Smith & Nephew Orthopedics. Durolane and Euflexxa are produced by bacterial fermentation, which may provide these products a competitive advantage over avian-sourced Synvisc and Synvisc-One. We are aware of various viscosupplementation products on the market or in development, but are unaware of any products that have physical properties of viscosity, elasticity or molecular weight comparable to those of Synvisc and Synvisc-One. Furthermore, several companies market products that are not viscosupplementation products but which are designed to relieve the pain associated with osteoarthritis. Synvisc and Synvisc-One will have difficulty competing with any of these products to the extent the competitive products have a similar safety profile and are considered more efficacious, less burdensome to administer or more cost-effective.

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

If we fail to obtain and maintain adequate levels of reimbursement for our products and services from third party payors, the commercial potential of our products and services will be significantly limited.

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

  •
  denying or limiting coverage for products that are approved by the FDA, EMEA or other governmental regulatory bodies but are considered experimental or investigational by third party payors; and

  •
  refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA, EMEA or other applicable marketing approval.

        Efforts by third party payors to reduce costs could decrease demand for our products and services. In addition, in certain countries, including countries in the European Union and Canada, the coverage of prescription drugs, pricing and levels of reimbursement are subject to governmental control. Therefore, we may be unable to negotiate coverage, pricing and/or reimbursement on terms that are favorable to us. Moreover, certain countries reference the prices in other countries where our products are marketed. Thus, inability to secure adequate prices in a particular country may also impair our ability to maintain or obtain acceptable prices in existing and potential new markets. Government health administration authorities may also rely on analyses of the cost-effectiveness of certain therapeutic products in determining whether to provide reimbursement for such products. Our ability to obtain satisfactory pricing and reimbursement may depend in part on whether our products, the cost of some of which is high in comparison to other therapeutic products, are viewed as cost-effective.

        Furthermore, governmental regulatory bodies, such as the Centers for Medicare and Medicaid Services (CMS), may from time-to-time make unilateral changes to reimbursement rates for our products and services. These changes could reduce our revenue by causing healthcare providers to be less willing to use our products and services. Although we actively seek to assure that any initiatives that are undertaken by regulatory agencies involving reimbursement for our products and services do not have an adverse impact on us, we may not always be successful in these efforts.

The development of new biotechnology products involves a lengthy and complex process, and we may be unable to commercialize any of the products we are currently developing.

        We have numerous products under development and devote considerable resources to research and development, including clinical trials.

        Before we can commercialize our product candidates, we will need to:

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

  •
  insufficient clinical trial data to support the effectiveness or superiority of the product candidate;

  •
  our inability to manufacture sufficient quantities of the product candidate for development or commercialization activities in a timely and cost-efficient manner;

  •
  our failure to obtain, or delays in obtaining, the required regulatory approvals for the product candidate, the facilities or the process used to manufacture the product candidate; or

  •
  changes in the regulatory environment, including pricing and reimbursement, that make development of a new product or of an existing product for a new indication no longer desirable.

        Few research and development projects result in commercial products, and success in preclinical studies or early clinical trials often is not replicated in later studies. For example, in our phase 3 trial known as the Polymer Alternative for CDAD Treatment (PACT) study, tolevamer did not meet its primary endpoint. In our pivotal study of hylastan for treatment of patients with osteoarthritis of the knee, hylastan did not meet its primary endpoint. We may decide to abandon development of a product or service candidate at any time or we may be required to expend considerable resources repeating clinical trials or conducting additional trials, either of which would increase costs of development and delay any revenue from those programs.

        Our efforts to expand the approved indications for our products, gain marketing approval in new jurisdictions and develop next generation products also may fail. These expansion efforts are subject to many of the risks associated with completely new products and, accordingly, we may fail to recoup the investments we make pursuing these strategies.

Our financial results are dependent on sales of Cerezyme.

        Sales of Cerezyme, our enzyme-replacement product for patients with Gaucher disease, totaled $1.2 billion for the year ended December 31, 2008, representing approximately 27% of our total revenue. Because our business is dependent on Cerezyme, negative trends in revenue from this product could have an adverse effect on our results of operations and cause the value of our securities to decline. We will lose revenue if alternative treatments gain commercial acceptance, if our marketing activities are restricted, or if coverage, pricing or reimbursement is limited. In addition, the patient population with Gaucher disease is not large. Because a significant percentage of that population already uses Cerezyme, opportunities for future sales growth are constrained. Furthermore, changes in the methods for treating patients with Gaucher disease, including treatment protocols that combine Cerezyme with other therapeutic products or reduce the amount of Cerezyme prescribed, could limit growth, or result in a decline, in Cerezyme sales.

We may encounter substantial difficulties managing our growth.

        Several risks are inherent to our plans to grow our business. Achieving our goals will require substantial investments in research and development, sales and marketing, and facilities. For example, we have spent considerable resources building and seeking regulatory approvals for our manufacturing facilities. We cannot assure you that these facilities will prove sufficient to meet demand for our products or that we will not have excess capacity at these facilities. In addition, building our facilities is expensive, and our ability to recover these costs will depend on increased revenue from the products produced at the facilities.

        We produce relatively small amounts of material for research and development activities and pre-clinical trials. Even if a product candidate receives all necessary approvals for commercialization, we may not be able to successfully scale-up production of the product material at a reasonable cost or at all and we may not receive additional approvals in sufficient time to meet product demand. For example, the FDA has concluded that alglucosidase alfa produced in our 2000 liter bioreactors is a different product than alglucosidase alfa produced in our 160 liter bioreactors and therefore required us to submit a separate BLA for the 2000 liter product. This delay in receipt of FDA approval has had an adverse effect on our revenues and earnings and will continue to have an adverse effect until we receive regulatory approval.

        If we are able to increase sales of our products, we may have difficulty managing inventory levels. Marketing new therapies is a complicated process, and gauging future demand is difficult. With Renagel, for example, we have encountered problems in the past managing inventory levels at wholesalers. Comparable problems may arise with any of our products, particularly during market introduction.

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

Our operating results and financial position may be negatively impacted when we attempt to grow through business combination transactions.

        We may encounter problems assimilating operations acquired in business combination transactions. These transactions often entail the assumption of unknown liabilities, the loss of key employees, and the diversion of management attention. Furthermore, in any business combination there is a substantial risk that we will fail to realize the benefits we anticipated when we decided to undertake the transaction. We have in the past taken significant charges for impaired goodwill and for impaired assets acquired in business combination transactions. We may be required to take similar charges in the future. We enter into most such transactions with an expectation that an acquired business will enhance the long-term strength of our business. These transactions, however, often depress our earnings in the near-term and the expected long-term benefits may never be realized. Business combination transactions also either deplete cash resources, require us to issue substantial equity, and/or require us to incur significant debt.

Manufacturing problems may cause product launch delays, inventory shortages, recalls and unanticipated costs.

        In order to generate revenue from our approved products, we must be able to produce sufficient quantities of the products to satisfy demand. Many of our products are difficult to manufacture. Our products that are biologics, for example, require product characterization steps that are more onerous than those required for most chemical pharmaceuticals. Accordingly, we employ multiple steps to attempt to control the manufacturing processes. Problems with these manufacturing processes, even minor deviations, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims and insufficient inventory. In the past, we have had to write down and incur other charges and expenses for products that failed to meet internal or external specifications, including Thymoglobulin, or for products that experience terminated production runs, including Myozyme produced at the 4000L scale. Similar charges could occur in the future.

        Certain of the raw materials required in the commercial manufacturing and the formulation of our products are derived from biological sources, including mammalian sources and human plasma. Such raw materials may be difficult to procure and subject to contamination or recall. Also, some countries in which we market our products may restrict the use of certain biologically derived substances in the manufacture of drugs. A material shortage, contamination, recall, or restriction on the use of certain biologically derived substances in the manufacture of our products could adversely impact or disrupt our commercial manufacturing of our products or could result in a withdrawal of our products from markets. This too, in turn, could adversely affect our ability to satisfy demand for our products, which could materially and adversely affect our operating results.

        In addition, we may only be able to produce some of our products at a very limited number of facilities and, in some cases, we rely on third parties to formulate and manufacture our products. For example, we manufacture all of our Cerezyme and a portion of our Fabrazyme and Myozyme products at our facility in Allston, Massachusetts. A number of factors could cause production interruptions at our facilities or the facilities of our third party providers, including equipment malfunctions, labor problems, raw material shortages, natural disasters, power outages, terrorist activities, or disruptions in the operations of our suppliers.

        Manufacturing is also subject to extensive government regulation. Regulatory authorities must approve the facilities in which human healthcare products are produced and those facilities are subject to ongoing inspections. In addition, changes in manufacturing processes may require additional regulatory approvals. Obtaining and maintaining these regulatory approvals could cause us to incur significant additional costs and lose revenue. In addition, because are manufacturing processes are highly complex and are subject to lengthy regulatory approval processes, alternative qualified production capacity may not be available on a timely basis or at all if we cannot produce sufficient commercial requirements of bulk product to meet demand.

We rely on third parties to provide us with materials and services in connection with the manufacture of our products and the performance of our services.

        Some materials necessary for commercial production of our products, including specialty chemicals and components necessary for manufacture, fill-finish and packaging, are provided by unaffiliated third party suppliers. In some cases, such materials are specifically cited in our marketing applications with regulatory authorities so that they must be obtained from that specific source unless and until the applicable authority approves another supplier. In addition, there may only be one available source for a particular chemical or component. For example, we acquire polyalylamine (PAA), used in the manufacture of Renagel, Renvela, Cholestagel and WelChol, from Cambrex Charles City, Inc., and N925, which is necessary to manufacture our LSD products from Invitrogen Corporation. These suppliers are the only sources for these materials currently qualified in our FDA drug applications for these products. Our suppliers also may be subject to FDA regulations or the regulations of other governmental agencies outside the United States regarding manufacturing practices. We may be unable to manufacture our products or to perform our services in a timely manner or at all if these third party suppliers were to cease or interrupt production or otherwise fail to supply sufficient quantities of these materials or products to us for any reason, including due to regulatory requirements or actions, adverse financial developments at or affecting the supplier, labor shortages or disputes, or contamination of materials or equipment.

        We also source some of our manufacturing, fill-finish, packaging and distribution operations to third party contractors. The manufacture of products, fill-finish, packaging and distribution of our products requires successful coordination among these third party providers and us. Our inability to coordinate these efforts, the inability of a third party contractor to secure sufficient source materials, the lack of capacity available at a third party contractor or any other problems with the operations of a third party contractor could require us to delay shipment of saleable products, recall products previously shipped or impair our ability to supply products at all. This could increase our costs, cause us to lose revenue or market share and damage our reputation. Furthermore, any third party we use to manufacture, fill-finish or package our products to be sold must also be licensed by the applicable regulatory authorities. As a result, alternative third party providers may not be readily available on a timely basis.

Our international sales and operating expenses are subject to fluctuations in currency exchange rates.

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

        In 2008, the change in foreign exchange rates had a net favorable impact on our revenues; however, this trend changed during the fourth quarter of 2008. Although we cannot predict with certainty future changes in foreign exchange rates or their effect on our results, we do not expect the change in foreign exchange rates to have a positive impact on our revenues for 2009.

Guidelines, recommendations and studies published by various organizations can reduce the use of our products.

        Professional societies, practice management groups, private health/science foundations, and organizations involved in various diseases may publish guidelines, recommendations or studies to the healthcare and patient communities from time to time. Recommendations of government agencies or these other groups/organizations may relate to such matters as usage, dosage, route of administration, cost-effectiveness, and use of related therapies. Organizations like these have in the past made recommendations about our products and products of our competitors. Recommendations, guidelines or studies that are followed by patients and healthcare providers could result in decreased use of our products. The perception by the investment community or stockholders that recommendations, guidelines or studies will result in decreased use of our products could adversely affect prevailing market price for our common stock. In addition, our success also depends on our ability to educate patients and healthcare providers about our products and their uses. If these education efforts are not effective, then we may not be able to increase the sales of our existing products or successfully introduce new products to the market.

Government regulation imposes significant costs and restrictions on the development and commercialization of our products and services.

        Government agencies heavily regulate the production and sale of healthcare products and the provision of healthcare services. Our success will depend on our ability to satisfy regulatory requirements. In particular, the FDA, the EMEA and comparable regulatory agencies in foreign jurisdictions must approve human therapeutic and diagnostic products before they are marketed, as well as the facilities in which they are made. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. We may not receive required regulatory approvals on a timely basis or at all.

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

  •
  requiring us to communicate with physicians and other customers about concerns related to actual or potential safety, efficacy, and other issues involving our products;

  •
  mandating product recalls; and

  •
  seizing products.

        Furthermore, the FDA, the EMEA and comparable foreign regulatory agencies may require post-marketing clinical trials or patient outcome studies. We have agreed with the FDA, for example, to a number of post-marketing commitments as a condition to U.S. marketing approval for Fabrazyme, Aldurazyme, Myozyme, Clolar and Mozobil. In addition, regulatory agencies subject a marketed therapy, its manufacturer and the manufacturer's facilities to continual review and periodic inspections. The discovery of previously unknown problems with a therapy or the facility or process used to produce the therapy could prompt a regulatory authority to impose restrictions on us, or could cause us to voluntarily adopt such restrictions, including withdrawal of one or more of our products or services from the market. For example, we received a warning letter from the FDA in September 2007 that addressed certain of our manufacturing procedures in our Thymoglobulin production facility in Lyon. The FDA has accepted our response to that warning letter. In February 2009, we received a warning letter from the FDA related to inspectional observations by the FDA at our Allston, Massachusetts facility, considered to be significant deviations from compliance with "Good Manufacturing Practices." We are currently reviewing that warning letter and plan to respond to the FDA in writing.

If regulatory authorities fail to approve pending applications in a timely matter, our results of operations will suffer.

        We expect regulatory action on several matters during the next 12 months. For example, we anticipate regulatory action on our marketing application for alglucosidase alfa produced at the 2000L scale in the United States; our marketing application for Mozobil in Europe; the expansion of labeling for clofarabine to include the treatment of adults with AML in the United States and Europe; our marketing application for Renvela in Europe and a label expansion of Renvela in the United States to include the treatment of CKD patients not on dialysis.

        Regulatory authorities denying or delaying these approvals would adversely impact our projected revenue and income growth. A regulatory authority may deny or delay an approval because it was not satisfied with the structure or conduct of clinical trials or due to its assessment of the data we supply. A regulatory authority, for instance, may not believe that we have adequately established a product's risk-benefit profile or adequately addressed negative safety signals. Clinical data are subject to varied interpretations, and regulatory authorities may disagree with our assessments of our data. In any such case, a regulatory authority could insist that we provide additional data, which could substantially delay or even prevent commercialization efforts, particularly if we are required to conduct additional pre-approval clinical studies. In addition, the FDA has failed to act on pending marketing applications by the response dates prescribed in the Prescription Drug User Fee Act. We have encountered delays in marketing in the United States for alglucosidase alfa produced at the 2000L scale, which has adversely impacted our financial results and resulted in a very tight product supply, and we could face additional delays with this product or other products.

The current credit and financial market conditions may exacerbate certain risk affecting our business.

        Sales of our products are dependent, in part, on the availability and extent of reimbursement from third party payers, including governments and private insurance plans. As a result of the current volatility in the financial markets, third-party payers may delay payment or be unable to satisfy their reimbursement obligations. A reduction in the availability or extent of reimbursement could negatively affect our product sales and revenue.

        In addition, we rely upon third parties for certain aspects of our business, including collaboration partners, wholesale distributors for our products, contract clinical trial providers, contract manufacturers, and third-party suppliers. Because of the recent tightening of global credit and the volatility in the financial markets, there may be a delay or disruption in the performance or satisfaction of commitments to us by these third parties, which could adversely affect our business.

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

  •
  obtain a license in order to continue manufacturing or marketing the affected products or services; or

  •
  compete in the market with a different product or service.

        We are also currently involved in litigation matters and investigations that do not involve intellectual property claims and may be subject to additional actions in the future. For example, the federal government, state governments and private payors are investigating and have filed actions against numerous pharmaceutical and biotechnology companies, including Genzyme, alleging that the companies have overstated prices in order to inflate reimbursement rates. Domestic and international enforcement authorities also have instituted actions under healthcare "fraud and abuse" laws, including anti-kickback and false claims statutes. Moreover, individuals who use our products or services, including our diagnostic products and genetic testing services, sometimes bring product and professional liability claims against us or our subsidiaries.

        Some of our products are prescribed by healthcare providers for uses not approved by the FDA, the EMEA or comparable regulatory agencies. Although healthcare providers may lawfully prescribe our products for off-label uses, any promotion by us of off-label uses would be unlawful. Some of our practices intended to make healthcare providers aware of off-label uses of our products without engaging in off-label promotion could nonetheless be construed as off-label promotion. Although we have policies and procedures in place designed to help assure ongoing compliance with regulatory requirements regarding off-label promotion, some non-compliant actions may nonetheless occur. Regulatory authorities could take enforcement action against us if they believe we are promoting, or have promoted, our products for off-label use.

        We have only limited amounts of insurance, which may not provide coverage to offset a negative judgment or a settlement payment. We may be unable to obtain additional insurance in the future, or we may be unable to do so on favorable terms. Our insurers may dispute our claims for coverage. For example, we have submitted claims to our insurers for reimbursement of portions of the expenses incurred in connection with the litigation and settlement related to the consolidation of our tracking stock and are seeking coverage for the settlement. The insurers have purported to deny coverage. Any additional insurance we do obtain may not provide adequate coverage against any asserted claims.

        Regardless of merit or eventual outcome, investigations and litigation can result in:

  •
  the diversion of management's time and attention;

  •
  the expenditure of large amounts of cash on legal fees, expenses, and payment of damages;

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

        Our international operations accounted for approximately 51% of our consolidated product and service revenues for the year ended December 31, 2008. We expect that international product and service sales will continue to account for a significant percentage of our revenues for the foreseeable future. In addition, we have direct investments in a number of subsidiaries outside of the United States. Our international sales and operations could be limited or disrupted, and the value of our direct investments may be diminished, by any of the following:

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

  •
  parallel imports;

  •
  anti-competitive trade practices;

  •
  import and export license requirements;

  •
  political instability;

  •
  terrorist activities, armed conflict, or a pandemic;

  •
  restrictions on direct investments by foreign entities and trade restrictions;

  •
  changes in tax laws and tariffs;

  •
  difficulties in staffing and managing international operations; and

  •
  longer payment cycles.

        Our operations and marketing practices are also subject to regulation and scrutiny by the governments of the countries in which we operate. In addition, the United States Foreign Corrupt Practices Act prohibits U.S. companies and their representatives from offering, promising, authorizing or making payments to foreign officials for the purpose of obtaining or retaining business abroad. Failure to comply with domestic or foreign laws could result in various adverse consequences, including possible delay in the approval or refusal to approve a product, recalls, seizures, withdrawal of an approved product from the market, and/or the imposition of civil or criminal sanctions.

We may fail to adequately protect our proprietary technology, which would allow competitors or others to take advantage of our research and development efforts.

        Our long-term success largely depends on our ability to market technologically competitive products. If we fail to obtain or maintain adequate intellectual property protection in the United States or abroad, we may not be able to prevent third parties from using our proprietary technologies. Our currently pending or future patent applications may not result in issued patents. Patent applications are typically confidential for 18 months following their earliest filing, and because third parties may have filed patent applications for technology covered by our pending patent applications without us being aware of those applications, our patent applications may not have priority over patent applications of others. In addition, our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products, or provide us with any competitive advantage. If a third party initiates litigation regarding our patents, our collaborators' patents, or those patents for which we have license rights, and is successful, a court could declare our patents invalid or unenforceable or limit the scope of coverage of those patents. Governmental patent offices and courts have not always been consistent in their interpretation of the scope and patentability of the subject matter claimed in biotechnology patents. Any changes in, or unexpected interpretations of, the patent laws may adversely affect our ability to enforce our patent position.

        We also rely upon trade secrets, proprietary know-how, and continuing technological innovation to remain competitive. We attempt to protect this information with security measures, including the use of confidentiality agreements with employees, consultants, and collaborators. These individuals may breach these agreements and any remedies available to us may be insufficient to compensate for our damages. Furthermore, our trade secrets, know-how and other technology may otherwise become known or be independently discovered by our competitors.

Some of our products may face competition from lower cost generic or follow-on products.

        Some of our drug products, for example Renagel, Renvela, Hectorol, Clolar and Mozobil, are approved under the provisions of the United States Food, Drug and Cosmetic Act that render them susceptible to potential competition from generic manufacturers via the Abbreviated New Drug Application (ANDA) procedure. Generic manufacturers pursuing ANDA approval are not required to conduct costly and time-consuming clinical trials to establish the safety and efficacy of their products; rather, they are permitted to rely on the innovator's data regarding safety and efficacy. Thus, generic manufacturers can sell their products at prices much lower than those charged by the innovative pharmaceutical or biotechnology companies who have incurred substantial expenses associated with the research and development of the drug product.

        The ANDA procedure includes provisions allowing generic manufacturers to challenge the effectiveness of the innovator's patent protection long prior to the generic manufacturer actually commercializing their products—the so-called "Paragraph IV" certification procedure. In recent years, generic manufacturers have used Paragraph IV certifications extensively to challenge the applicability of Orange Book-listed patents on a wide array of innovative pharmaceuticals, and we expect this trend to continue and to implicate drug products with even relatively modest revenues.

        Renagel, Renvela and Hectorol are subjects of ANDAs containing Paragraph IV certifications. Renagel is the subject of three ANDAs containing Paragraph IV certifications. One of the ANDAs contains a Paragraph IV certification that relates only to one of our Orange Book-listed patents, namely our patent that covers features of our tablet dosage form. This patent expires in 2020, and the ANDA applicant alleged that its proposed product would not infringe that patent. We reviewed the Paragraph IV certification and did not initiate patent infringement litigation within the 45-day statutory period. The other two ANDA applications contain Paragraph IV certifications challenging additional aspects of the Renagel patent estate, including patents that expire in 2014 and 2013. Specifically, one ANDA applicant seeks to market its generic product prior to the expiration of all of Genzyme's Orange Book-listed patents, while another seeks to market its generic product only after the expiration of Genzyme's Orange Book-listed patents that expire in 2013. We are evaluating these ANDA applications and associated legal issues in advance of our March 2009 deadlines to initiate patent litigation and trigger the statutory 30-month stay of FDA approval for the ANDA. Renvela is the subject of an ANDA in which the applicant has submitted a Paragraph IV certification seeking to market a generic sevelamer carbonate product after the expiration of Genzyme's Orange Book-listed patents that expire in 2013. We also are evaluating this ANDA application and associated legal issues in advance of our April 2009 deadline to trigger the 30-month statutory stay.

        In the case of Hectorol, the ANDA applicant has submitted a Paragraph IV certification alleging the invalidity of our patent related to the use of Hectorol to treat hyperparathyroidism secondary to end-stage renal disease (which patent expires in 2014), and alleging non-infringement of our patent covering our highly purified form of Hectorol (which patent expires in 2021). We initiated patent infringement litigation in February 2008, triggering the stay of FDA approval for the ANDA. We believe that our patents are valid. A trial on the merits is scheduled for April 2010. The ANDA applicant also has submitted a Paragraph IV certification alleging the invalidity of our patent that claims specific aspects of our Hectorol vial formulation. We are evaluating the merits of their position in advance of our April 2009 deadline for triggering the 30-month statutory stay.

        Other of our products, including Cerezyme, Fabrazyme, Aldurazyme, Myozyme and Campath (so-called "biotech drugs") are not currently considered susceptible to an abbreviated approval procedure, either due to current United States law or FDA practice in approving biologic products. However, the United States Congress is expected to continue to explore, and ultimately enact, legislation that would establish a procedure for the FDA to accept ANDA-like abbreviated applications for the approval of "follow-on," "biosimilar" or "comparable" biotech drugs. Such legislation has already been adopted in the European Union.

        If either of the ANDA filers or any other generic manufacturer were to receive approval to sell a generic or follow-on version of one of our products, that product would become subject to increased competition and our revenues for that product would be adversely affected.

We may be required to license patents from competitors or others in order to develop and commercialize some of our products and services, and it is uncertain whether these licenses would be available.

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

        To the extent valid third party patent rights cover our products or services, we or our strategic collaborators would be required to seek licenses from the holders of these patents in order to manufacture, use or sell these products and services, and payments under them would reduce our profits from these products and services. We may not be able to obtain these licenses on favorable terms, or at all. If we fail to obtain a required license or are unable to alter the design of our technology to fall outside the scope of a third party patent, we may be unable to market some of our products and services, which would limit our profitability.

Legislative or regulatory changes may adversely impact our business.

        The United States government and other governments have shown significant interest in pursuing healthcare reform. Any government-adopted reform measures could adversely impact:

  •
  the pricing of healthcare products and services in the United States or internationally; and

  •
  the amount of reimbursement available from governmental agencies or other third party payors.

        New laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, that relate to healthcare availability, methods of delivery or payment for products and services, or sales, marketing or pricing may cause our revenue to decline, and we may need to revise our research and development programs. The pricing and reimbursement environment for our products may change in the future and become more challenging due to among other reasons, policies advanced by the new presidential administration in the United States, new healthcare legislation or fiscal challenges faced by government health administration authorities.

        On September 27, 2007, the Food and Drug Administration Amendments Act of 2007 was enacted, giving the FDA enhanced post-market authority, including the authority to require post-marketing studies and clinical trials, labeling changes based on new safety information, and compliance with risk evaluations and mitigation strategies approved by the FDA. The FDA's exercise of its new authority could result in delays or increased costs during the period of product development, clinical trials and regulatory review and approval, increased costs to assure compliance with new post-approval regulatory requirements, and potential restrictions on the sale and/or distribution of approved products.

If our strategic alliances are unsuccessful, our operating results will be negatively impacted.

        Several of our strategic initiatives involve alliances with other biotechnology and pharmaceutical companies. The success of these arrangements is largely dependent on technology and other intellectual property contributed by our strategic partners or the resources, efforts, and skills of our partners. Disputes and difficulties in such relationships are common, often due to conflicting priorities or conflicts of interest. Merger and acquisition activity may exacerbate these conflicts. The benefits of these alliances are reduced or eliminated when strategic partners:

  •
  terminate the agreements covering the strategic alliance or limit our access to the underlying intellectual property;

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

        Furthermore, payments we make under these arrangements may exacerbate fluctuations in our financial results. In addition, under some of our strategic alliances, we make upfront and milestone payments well in advance of commercialization of products with no assurance that we will ever recoup these payments. We also may make equity investments in our strategic partners, as we did with Isis Pharmaceuticals, Inc. in February 2008 and RenaMed Biologics, Inc., or RenaMed, in June 2005. Our strategic equity investments are subject to market fluctuations, access to capital and other business events, such as initial public offerings, the completion of clinical trials and regulatory approvals, which can impact the value of these investments. For example, in October 2006, RenaMed suspended clinical trials of its renal assist device which was being developed to treat patients with acute renal failure, causing us to write off our entire investment in RenaMed. If other strategic equity investments decline in value and remain below cost for an extended duration, we may incur additional charges.

Our investments in marketable securities are subject to market, interest and credit risk that may reduce their value.

        We maintain a significant portfolio of investments in marketable securities. Our earnings may be adversely affected by changes in the value of this portfolio. In particular, the value of our investments may be adversely affected by increases in interest rates, downgrades in the corporate bonds included in the portfolio, instability in the global financial markets that reduces the liquidity of securities included in the portfolio, and by other factors which may result in other than temporary declines in value of the investments. Each of these events may cause us to record charges to reduce the carrying value of our investment portfolio or sell investments for less than our acquisition cost. We attempt to mitigate these risks with the assistance of our investment advisors by investing in high quality securities and continuously monitoring the overall risk profile of our portfolio.

Importation of products may lower the prices we receive for our products.

        In the United States and abroad, many of our products are subject to competition from lower-priced versions of our products and competing products from other countries where government price controls or other market dynamics result in lower prices for such products. Our products that require a prescription in the United States may be available to consumers in markets such as Canada, Mexico, Taiwan and the Middle East without a prescription, which may cause consumers to seek out these products in these lower priced markets. The ability of patients and other customers to obtain these lower priced imports has grown significantly as a result of the Internet, an expansion of pharmacies in Canada and elsewhere that target American purchasers, an increase in U.S.-based businesses affiliated with these Canadian pharmacies and other factors. Most of these foreign imports are illegal under current United States law. However, the volume of imports continues to rise due to the limited enforcement resources of the FDA and the United States Customs Service, and there is increased political pressure to permit such imports as a mechanism for expanding access to lower-priced medicines. The importation of lower-priced versions of our products into the United States and other markets adversely affects our profitability. This impact could become more significant in the future.

We may require significant additional financing, which may not be available to us on favorable terms, if at all.

        As of December 31, 2008, we had $1.0 billion in cash, cash equivalents and short- and long-term investments, excluding our investments in equity securities.

        We intend to use substantial portions of our available cash for:

  •
  product development and marketing;

  •
  business combinations and strategic business initiatives;

  •
  the remaining $1.1 billion available under our ongoing stock repurchase program;

  •
  upgrading our information technology systems;

  •
  expanding existing and constructing new manufacturing facilities;

  •
  contingent payments under license and other agreements, including payments related to our license of mipomersen from Isis, ataluren from PTC, and Prochymal and Chondrogen from

    Osiris (for more information on these payments please read Note C., "Mergers, Acquisitions and Strategic Transactions," to our consolidated financial statements);

  •
  expanding staff; and

  •
  working capital and satisfaction of our obligations under capital and operating leases.

        In addition, we have several outstanding legal proceedings. Involvement in investigations and litigation can be expensive and a court may ultimately require that we pay expenses and damages. As a result of legal proceedings, we may also be required to pay fees to a holder of proprietary rights in order to continue certain operations.

        Recently, the general economic, global capital and credit market conditions in the United States and other parts of the world have deteriorated significantly and have adversely affected access to capital and increased the cost of capital. However, we continue to believe that our available cash, investments and cash flow from operations, together with our revolving credit facility and other available debt financing, will be adequate to meet our operating, investing and financing needs in the foreseeable future. We currently do not rely on short-term borrowing to fund our operations and, as a result, we do not believe that existing global capital and credit market conditions will have a significant impact on our near-term liquidity. We are closely monitoring our liquidity as well as the condition of these markets. If these conditions continue or become worse, our future cost of debt and equity capital and our future access to capital markets could be adversely affected. We cannot guarantee that we will be able to obtain any additional financing in the future or extend any existing financing arrangements on favorable terms, or at all.

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Genzyme Corporation:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Genzyme Corporation and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Annual Report on Internal Control over Financial Reporting" appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        As discussed in Note O to the consolidated financial statements, in 2007 the Company changed its accounting for uncertain tax portions in accordance with Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109."

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

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 27, 2009

 GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income

(Amounts in thousands, except per share amounts)

	For the Years Ended December 31,
	2008	2007	2006
Revenues:
Net product sales	$4,196,907	$3,457,778	$2,887,409
Net service sales	366,091	326,326	282,118
Research and development revenue	42,041	29,415	17,486

Total revenues	4,605,039	3,813,519	3,187,013

Operating costs and expenses:
Cost of products sold	913,267	715,504	536,388
Cost of services sold	235,295	211,826	199,283
Selling, general and administrative	1,338,190	1,187,184	1,010,400
Research and development	1,308,330	737,685	649,951
Amortization of intangibles	226,442	201,105	209,355
Purchase of in-process research and development	—	106,350	552,900
Charge for impaired intangible assets and goodwill	2,036	—	219,245

Total operating costs and expenses	4,023,560	3,159,654	3,377,522

Operating income (loss)	581,479	653,865	(190,509)

Other income (expenses):
Equity in income of equity method investments	201	7,398	15,705
Minority interest	2,217	3,932	10,418
Gain (loss) on investments in equity securities, net	(3,340)	13,067	73,230
Other	(1,861)	(637)	(2,045)
Investment income	51,260	70,196	56,001
Interest expense	(4,418)	(12,147)	(15,478)

Total other income	44,059	81,809	137,831

Income (loss) before income taxes	625,538	735,674	(52,678)

(Provision for) benefit from income taxes	(204,457)	(255,481)	35,881

Net income (loss)	$421,081	$480,193	$(16,797)

Net income (loss) per share:
Basic	$1.57	$1.82	$(0.06)

Diluted	$1.50	$1.74	$(0.06)

Weighted average shares outstanding:
Basic	268,490	263,895	261,624

Diluted	285,595	280,767	261,624

Comprehensive income (loss), net of tax:
Net income (loss)	$421,081	$480,193	$(16,797)

Other comprehensive income (loss):
Foreign currency translation adjustments	(141,936)	149,425	130,500

Gain (loss) on affiliate sale of stock, net of tax	—	(72)	817

Pension liability adjustments, net of tax	5,772	1,056	(9,244)

Unrealized gains (losses) on securities, net of tax:
Unrealized gains (losses) arising during the period, net of tax	5,039	18,050	41,504
Reclassification adjustment for gains included in net income (loss), net of tax	(6,742)	(8,586)	(45,065)

Unrealized gains (losses) on securities, net of tax	(1,703)	9,464	(3,561)

Other comprehensive income (loss)	(137,867)	159,873	118,512

Comprehensive income	$283,214	$640,066	$101,715

The accompanying notes are an integral part of these consolidated financial statements.

 GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(Amounts in thousands, except par value amounts)

	December 31,
	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	$572,106	$867,012
Short-term investments	57,507	80,445
Accounts receivable, net	1,036,940	904,101
Inventories	453,437	439,115
Prepaid expenses and other current assets	208,040	166,817
Deferred tax assets	188,105	164,341

Total current assets	2,516,135	2,621,831
Property, plant and equipment, net	2,306,567	1,968,402
Long-term investments	344,078	512,937
Goodwill	1,401,074	1,403,828
Other intangible assets, net	1,654,698	1,555,652
Deferred tax assets	269,237	95,664
Investments in equity securities	83,325	89,181
Other noncurrent assets	96,162	66,880

Total assets	$8,671,276	$8,314,375

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$127,869	$128,380
Accrued expenses	765,386	645,645
Deferred revenue	13,462	13,277
Current portion of long-term debt and capital lease obligations	7,566	696,625

Total current liabilities	914,283	1,483,927
Long-term debt and capital lease obligations	124,341	113,748
Deferred revenue—noncurrent	13,175	16,662
Other noncurrent liabilities	313,484	87,101

Total liabilities	1,365,283	1,701,438
Commitments and contingencies (Note N)
Stockholders' equity:
Preferred stock, $0.01 par value	—	—
Common stock, $0.01 par value	2,707	2,660
Additional paid-in capital	5,780,753	5,385,154
Notes receivable from stockholders	(1,474)	(15,670)
Accumulated earnings	1,247,796	826,715
Accumulated other comprehensive income	276,211	414,078

Total stockholders' equity	7,305,993	6,612,937

Total liabilities and stockholders' equity	$8,671,276	$8,314,375

The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2008	2007	2006
Cash Flows from Operating Activities:
Net income (loss)	$421,081	$480,193	$(16,797)
Reconciliation of net income (loss) to cash flows from operating activities:
Depreciation and amortization	374,664	338,196	331,389
Stock-based compensation	187,596	190,070	208,614
Provision for bad debts	12,983	9,665	10,050
Purchase of in-process research and development	—	106,350	552,900
Charge for impaired tangible and intangible assets	2,036	—	219,245
Equity in income of equity method investments	(201)	(7,398)	(15,705)
Minority interest	(2,217)	(3,932)	(10,418)
(Gains) losses on investments in equity securities, net	3,340	(13,067)	(73,230)
Deferred income tax benefit	(195,200)	(106,140)	(279,795)
Tax benefit from employee stock-based compensation	59,868	51,041	46,174
Excess tax benefits from stock-based compensation	(18,445)	(13,575)	(7,114)
Other	4,285	5,131	(3,433)
Increase (decrease) in cash from working capital changes (excluding impact of acquired assets and assumed liabilities):
Accounts receivable	(137,273)	(105,230)	(120,505)
Inventories	(4,700)	(15,011)	(37,632)
Prepaid expenses and other current assets	12,142	(23,897)	(19,784)
Income taxes payable	(87,390)	(132,314)	50,123
Accounts payable, accrued expenses and deferred revenue	126,606	158,590	54,487

Cash flows from operating activities	759,175	918,672	888,569

Cash Flows from Investing Activities:
Purchases of investments	(420,867)	(779,932)	(913,159)
Sales and maturities of investments	608,994	985,546	926,327
Purchases of equity securities	(88,656)	(21,994)	(7,577)
Proceeds from sales of investments in equity securities	8,594	20,712	140,165
Purchases of property, plant and equipment	(597,562)	(412,872)	(333,675)
Acquisitions, net of acquired cash	(16,561)	(342,456)	(568,953)
Distributions from equity method investments	4,844	17,100	19,800
Payment of note receivable from Dyax	—	7,771	—
Purchases of other intangible assets	(92,183)	(60,350)	(105,348)
Other	11,857	(4,581)	6,008

Cash flows from investing activities	(581,540)	(591,056)	(836,412)

The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

(Amounts in thousands)

	For the Years Ended December 31,
	2008	2007	2006
Cash Flows from Financing Activities:
Proceeds from issuance of common stock	318,753	285,762	158,305
Repurchases of our common stock	(143,012)	(231,576)	—
Excess tax benefits from stock-based compensation	18,445	13,575	7,114
Payments of debt and capital lease obligations	(693,961)	(5,909)	(4,501)
Increase (decrease) in bank overdrafts	25,760	(5,910)	(21,124)
Payments of notes receivable from stockholders	12,635	—	—
Minority interest contributions	1,345	3,979	11,153
Other	(6,208)	4,702	1,210

Cash flows from financing activities	(466,243)	64,623	152,157

Effect of exchange rate changes on cash	(6,298)	(17,397)	(4,104)

Increase (decrease) in cash and cash equivalents	(294,906)	374,842	200,210
Cash and cash equivalents at beginning of period	867,012	492,170	291,960

Cash and cash equivalents at end of period	$572,106	$867,012	$492,170

Supplemental disclosures of cash flows:
Cash paid during the year for:
Interest, net of capitalized interest	$1,799	$5,490	$11,990
Income taxes	$427,591	$447,566	$154,729
Supplemental disclosures of non-cash transactions:
Mergers, Acquisitions and Strategic Transactions—Note C.
Property, Plant and Equipment—Note G.
Capital lease obligation for Genzyme Center—Note L.
Long-Term Debt—Note L.

        We did not complete any acquisitions in 2008. In conjunction with acquisitions completed in 2007 and 2006, as described in Note C., "Mergers, Acquisitions and Strategic Transactions," we assumed the following liabilities (amounts in thousands):

	For the Years Ended December 31,
	2007	2006
Net cash paid for acquisitions and acquisition costs	$(342,456)	$(568,953)
Fair value of assets acquired	226,579	13,202
Accrual for dissenting shares	(16,128)	—
Acquired in-process research and development	125,500	552,900
Goodwill	100,393	30,177
Liabilities for exit activities and integration	(2,671)	(6,348)
Income taxes payable	(72,461)	—
Net deferred tax assets (liabilities)	(8,210)	2,067

Net liabilities assumed	$10,546	$23,045

The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

(Amounts in thousands)

	Common Stock
				Notes Receivable from Stockholders		Accumulated Other Comprehensive Income
	Shares	Par Value	Additional Paid-In Capital		Accumulated Earnings (Deficit)		Total Stockholders' Equity
Balance, January 1, 2006	259,151	$2,592	$4,687,776	$(14,445)	$329,456	$144,488	$5,149,867
Stock issued through stock option and stock purchase plans	3,875	38	158,267	—	—	—	158,305
Tax benefit from stock option exercises	—	—	46,174	—	—	—	46,174
Stock-based compensation	—	—	215,419	—	—	—	215,419
Change in unrealized gains and losses on investments, net of tax(1)	—	—	—	—	—	(3,561)	(3,561)
Gain on affiliate sale of stock, net of tax(2)	—	—	—	—	—	817	817
Foreign currency translation adjustments	—	—	—	—	—	130,500	130,500
Pension liability adjustment, net of tax(3)	—	—	—	—	—	(8,564)	(8,564)
Adoption of FAS 158, net of tax(4)	—	—	—	—	—	(8,795)	(8,795)
Other	—	—	(1,362)	(612)	—	(680)	(2,654)
Net loss	—	—	—	—	(16,797)	—	(16,797)

Balance, December 31, 2006	263,026	2,630	5,106,274	(15,057)	312,659	254,205	5,660,711

Stock issued through stock option and stock purchase plans	6,482	65	285,697	—	—	—	285,762
Tax benefit from stock option exercises	—	—	27,654	—	—	—	27,654
Stock-based compensation	—	—	189,661	—	—	—	189,661
Adoption of FIN 48	—	—	6,933	—	33,863	—	40,796
Repurchases of our common stock	(3,500)	(35)	(231,541)	—	—	—	(231,576)
Foreign currency translation adjustments	—	—	—	—	—	149,425	149,425
Change in unrealized gains and losses on investments, net of tax(1)	—	—	—	—	—	9,464	9,464
Gain on affiliate sale of stock, net of tax(2)	—	—	—	—	—	(72)	(72)
Pension liability adjustment, net of tax(3)	—	—	—	—	—	1,056	1,056
Other	—	—	476	(613)	—	—	(137)
Net income	—	—	—	—	480,193	—	480,193

Balance, December 31, 2007	266,008	2,660	5,385,154	(15,670)	826,715	414,078	6,612,937

Stock issued through stock option and stock purchase plans	6,682	67	318,686	—	—	—	318,753
Tax benefit from stock option exercises	—	—	31,526	—	—	—	31,526
Stock-based compensation	—	—	187,596	—	—	—	187,596
Repurchases of common stock	(2,000)	(20)	(142,992)	—	—	—	(143,012)
Conversion of our convertible senior notes	40	—	2,825	—	—	—	2,825
Payments of notes receivable from stockholders	(26)	—	(1,974)	14,609	—	—	12,635
Foreign currency translation adjustments	—	—	—	—	—	(141,936)	(141,936)
Change in unrealized gains and losses on investments, net of tax(1)	—	—	—	—	—	(1,703)	(1,703)
Pension liability adjustment, net of tax(3)	—	—	—	—	—	5,772	5,772
Other	—	—	(68)	(413)	—	—	(481)
Net income	—	—	—	—	421,081	—	421,081

Balance, December 31, 2008	270,704	$2,707	$5,780,753	$(1,474)	$1,247,796	$276,211	$7,305,993

(1)
Net of $1.0 million of tax in 2008, $(5.2) million of tax in 2007 and $2.1 million of tax in 2006.

(2)
Net of $(0.1) million of tax in 2007 and $(0.3) million of tax in 2006.

(3)
Net of $3.8 million of tax in 2006. Tax amounts for 2007 and 2008 were not significant.

(4)
Net of $3.7 million of tax in 2006.

The accompanying notes are an integral part of these consolidated financial statements.

 GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

        We are a global biotechnology company dedicated to making a major impact on the lives of people with serious diseases. Our broad product and service portfolio is focused on rare disorders, renal disease, orthopaedics, cancer, transplant and immune disease, and diagnostic and predictive testing.

        In the fourth quarter of 2008, we changed our segment reporting structure to better reflect the way we manage and measure the performance of our businesses. Under the new reporting structure, we are organized into four financial reporting units, which we also consider to be our reporting segments:

  •
  Genetic Diseases, which develops, manufactures and distributes therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as LSDs. The unit derives substantially all of its revenue from sales of Cerezyme, Fabrazyme, Myozyme and Aldurazyme;

  •
  Cardiometabolic and Renal, which develops, manufactures and distributes products that treat patients suffering from renal diseases, including chronic renal failure, and endocrine and cardiovascular diseases. The unit derives substantially all of its revenue from sales of Renagel/Renvela (including sales of bulk sevelamer), Hectorol and Thyrogen;

  •
  Biosurgery, which develops, manufactures and distributes biotherapeutics and biomaterial-based products, with an emphasis on products that meet medical needs in the orthopaedics and broader surgical areas. The unit derives substantially all of its revenue from sales of Synvisc, the Sepra line of products, Carticel and MACI; and

  •
  Hematologic Oncology, which develops, manufactures and distributes products for the treatment of cancer. The unit derives substantially all of its revenue from sales and royalties received on sales of Campath and clofarabine. This unit also includes Mozobil, which received marketing approval in the United States in December 2008. Clofarabine is marketed under the name Clolar in North and South America and as Evoltra elsewhere in the world.

        Our transplant business unit, which develops, manufactures and distributes therapeutic products that address pre-transplantation, prevention and treatment of graft rejection in organ transplantation and other hematologic and auto-immune disorders, and our genetics business unit, which provides testing services for the oncology, prenatal and reproductive markets, were formerly reported as separate reporting segments. Beginning with this report, we now include our transplant and genetics business units under the caption "Other." We also report the activities of our diagnostic products, bulk pharmaceuticals and immune mediated disease business units under the caption "Other." These operating segments did not meet the quantitative threshold for separate reporting.

        We report our corporate, general and administrative operations and corporate science activities under the caption "Corporate." Effective January 1, 2008, as a result of changes in how we review our business, certain general and administrative expenses that were formerly allocated amongst our reporting segments and "Other" are now allocated to "Corporate."

        We have reclassified our 2007 and 2006 segment disclosures to conform to our 2008 presentation.

Basis of Presentation and Principles of Consolidation

        Our consolidated financial statements include the accounts of our wholly owned and majority owned subsidiaries. We also consolidate certain variable interest entities for which we are the primary beneficiary. For consolidated subsidiaries in which we own less than 100% interest, we record minority interest in our statements of operations for the ownership interest of the minority owner. We use the equity method to account for investments in entities in which we have a substantial ownership interest (20% to 50%) which do not require consolidation pursuant to FIN 46, or over which we exercise significant influence. Our consolidated net income includes our share of the earnings and losses of these entities. All intercompany accounts and transactions have been eliminated in consolidation. We have reclassified certain 2007 and 2006 data to conform to our 2008 presentation.

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

Cash and Cash Equivalents

        We value our cash and cash equivalents at cost plus accrued interest, which we believe approximates their market value. Our cash equivalents consist principally of money market funds at December 31, 2008 but can consist of corporate, government, agency, and municipal notes with original maturities of three months or less at any time. We generally invest our cash in investment-grade securities to mitigate risk.

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

        We classify all of our marketable equity investments as available-for-sale. We classify our investments in marketable debt securities as either held-to-maturity or available-for-sale based on facts and circumstances present at the time we purchase the securities. As of each balance sheet date presented, we classified all of our investments in debt securities as available-for-sale. We report available-for-sale investments at fair value as of each balance sheet date and include any unrealized holding gains and losses (the adjustment to fair value) in stockholders' equity. Realized gains and losses are determined on the specific identification method and are included in investment income. If any adjustment to fair value reflects a decline in the value of the investment, we consider all available evidence to evaluate the extent to which the decline is "other than temporary" and mark the investment to market through a charge to our statement of operations. Investments in equity securities for which fair value is not readily determinable or which are subject to trading restrictions for more than one year are carried at cost, subject to review for impairment. We classify our investments with remaining maturities of twelve months or less as short-term investments exclusive of those categorized as cash equivalents. We classify our investments with remaining maturities of greater than twelve months as long-term investments, unless we expect to sell the investment in less than 1 year.

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

        We capitalize certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are included in property, plant and equipment, net on our consolidated balance sheet and amortized on a straight-line basis over the estimated useful lives of the software, which generally do not exceed 10 years.

        For products we expect to commercialize, we capitalize, to construction-in-progress, the costs we incur in validating facilities and equipment. We begin this capitalization when the validation process begins, provided that the product to be manufactured has demonstrated technological feasibility, and end this capitalization when the asset is substantially complete and ready for its intended use. These capitalized costs include incremental labor and direct material, and interest. We depreciate these costs using the straight-line method.

        Costs of idle production facilities, including related depreciation, are charged directly to cost of products sold.

Goodwill and Other Intangible Assets

        Our intangible assets consist of:

  •
  goodwill;

  •
  purchased technology rights;

  •
  patents, trademarks and trade names;

  •
  license fees;

  •
  distribution rights;

  •
  customer lists; and

  •
  covenants not to compete.

        We are required to perform impairment tests related to our goodwill under FAS 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. We complete our annual impairment test in the third quarter of each year.

        We amortize intangible assets using the straight-line method over their estimated useful lives, which range between 1 and 15 years or, using the economic use method if that method results in significantly greater amortization than the straight-line method.

        For certain acquired intangible assets, we may be required to make additional payments contingent upon meeting certain sales targets. We record amortization expense for these intangibles based on estimated future sales of the related products and include in the determination of amortization all contingent payments that we believe are probable of being made. We apply this amortization model to our Synvisc distribution rights (acquired from Wyeth), our license agreement with Synpac related to Myozyme patent and technology rights. We review the sales forecasts of these products on a quarterly basis and assess the impact changes in the forecasts have on the rate of amortization and the likelihood that contingent payments will be made. Adjustments to amortization expense resulting from changes in estimated sales are reflected prospectively.

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

        We consider the local currency for all of our foreign subsidiaries to be the functional currency for that subsidiary. As a result, we include translation adjustments for these subsidiaries in stockholders' equity. We also record in stockholders' equity, exchange gains and losses on intercompany balances that are of a long-term investment nature. Our stockholders' equity includes net cumulative foreign currency translation gains of $263.1 million at December 31, 2008 and $411.0 million at December 31, 2007. Gains and losses, net of tax, on all other foreign currency transactions, including gains and losses attributable to foreign currency forward contracts, are included in SG&A in our results of operations and were a net loss of $(18.3) million for fiscal year 2008, a net gain of $5.8 million for fiscal year 2007 and a net gain of $7.8 million for fiscal year 2006.

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

Stock-Based Compensation

        All stock-based awards to non-employees are accounted for at their fair value in accordance with FAS 123R and EITF Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." FAS 123R applies to stock options granted under our employee and director stock option plans, purchases made under our ESPP, and to any restricted stock or RSUs.

        We adopted FAS 123R using the modified prospective transition method, which requires us to apply the standard to new equity awards and to equity awards modified, repurchased or cancelled after January 1, 2006, our adoption date. Compensation expense for the unvested portion of awards granted prior to our adoption date is:

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

        Effective January 1, 2007, we adopted the provisions of FIN 48, which clarifies the accounting for income tax positions by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on the derecognition of previously recognized deferred tax items, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under FIN 48, we recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained based on the technical merits of the tax position. The tax benefits recognized in our consolidated financial statements from such a position are measured on the largest amount, using the cumulative probability measure, which is likely to be ultimately realized. For more information regarding the impact the adoption of FIN 48 had on our results of operations, financial condition and liquidity, see Note O., "Income Taxes," included in this report.

        We continue to recognize interest relating to unrecognized tax benefits within our provision for income taxes but have not recorded any amounts related to potential penalties. The amounts of accrued interest related to unrecognized tax benefits within our provision for income taxes for the years ended December 31, 2008 and 2007 were not significant.

Comprehensive Income (Loss)

        Comprehensive income (loss) consists of net income or loss and all changes in equity from non-shareholder sources, including changes in unrealized gains and losses on investments, foreign currency translation adjustments and liabilities for pension obligations, net of taxes.

Net Income (Loss) Per Share

        To calculate base earnings per share, we divide our earnings by the weighted average number of outstanding shares during the applicable period. To calculate diluted earnings per share, we also include in the denominator all potentially dilutive securities outstanding during the applicable period unless inclusion of such securities is anti-dilutive.

Recent Accounting Pronouncements

        The following table shows recently issued accounting pronouncements and our position for adoption:

FASB Pronouncements	Relevant Requirements of FASB Pronouncements	Issued Date/ Our Effective Dates	Status
FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115."	Permits, but does not require, entities to measure certain financial instruments and other assets and liabilities at fair value on an instrument-by-
	instrument basis. Unrealized gains and losses on items for which the fair value option has been elected should be recognized in earnings at each subsequent reporting date.	Issued February 2007. Adopted January 2008.	We did not elect to measure any new assets or liabilities at their respective fair values and, therefore, the adoption of FAS 159 did not have an impact on our consolidated financial statements.
EITF Issue No. 07-1, "Accounting for Collaborative Arrangements."
	Defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties, including the appropriate income statement presentation and classification of, and the required disclosures related to, these arrangements.	Issued November 2007. Effective January 1, 2009, to be applied retrospectively for collaborative arrangements existing as of the effective date.	EITF Issue No. 07-1 is not expected to have a material impact on our consolidated financial statements.

FASB Pronouncements	Relevant Requirements of FASB Pronouncements	Issued Date/ Our Effective Dates	Status
FAS 141 (revised 2007), "Business Combinations."	Modifies and prescribes new requirements for accounting for business combinations. Among other things, acquisition costs will be expensed as incurred; restructuring costs will be expensed subsequent to the acquisition date; non-controlling interests will be valued at fair value; IPR&D will be recorded at fair value as an indefinite lived intangible asset; contingent purchase price payments will be measured at the acquisition date and re-measured in subsequent periods with an adjustment to earnings; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition will affect income tax expense.	Issued December 2007. Effective on a prospective basis for all business combinations for which the acquisition date is on or after January 1, 2009.	FAS 141 (revised 2007) standards will be applied prospectively to business combinations after January 1, 2009, and will significantly change our accounting and reporting of future business combination transactions.
FAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51."
	Requires ownership interests in subsidiaries, not held by the parent, to be clearly identified in the consolidated statement of financial position within equity, but separate from the parent's equity, and the minority interest in net income needs to be identified on the consolidated statement of income. Additional disclosures are required.	Issued December 2007. Effective January 1, 2009, prospectively. Disclosure requirements to be applied retrospectively.	FAS No. 160 is not expected to have a material impact on our consolidated financial statements.

NOTE B.  NET INCOME (LOSS) PER SHARE

        The following table sets forth our computation of basic and diluted net income (loss) per share (amounts in thousands, except per share amounts):

	For the Years Ended December 31,
	2008	2007	2006
Net income (loss)	$421,081	$480,193	$(16,797)
Effect of dilutive securities:
Interest expense and debt fee amortization, net of tax, related to our 1.25% convertible senior notes	6,915	7,543	—

Net income (loss)—diluted	$427,996	$487,736	$(16,797)

Shares used in computing net income (loss) per common share—basic	268,490	263,895	261,124
Effect of dilutive securities(1):
Shares issuable upon the assumed conversion of our 1.25% convertible senior notes	8,851	9,686	—
Stock options(2)	7,286	7,039	—
Restricted stock units	700	11	—
Other	268	136	—

Dilutive potential common shares	17,105	16,872	—

Shares used in computing net income (loss) per common share—diluted(1,2)	285,595	280,767	261,124

Net income (loss) per share:
Basic	$1.57	$1.82	$(0.06)

Diluted	$1.50	$1.74	$(0.06)

(1)
For the year ended December 31, 2006, basic and diluted net loss per share are the same. We did not include the securities described in the following table in the computation of diluted net loss per share because these securities would have an anti-dilutive effect due to our net loss for the period (amounts in thousands):

For the Year Ended December 31, 2006
Shares issuable upon the assumed conversion of our 1.25% convertible senior notes	9,686
Shares issuable for options	6,881
Other	11

Total shares excluded from the computation of diluted loss per share	16,578

(2)
We did not include the securities described in the following table in the computation of diluted income (loss) per share because these securities were anti-dilutive during each such period (amounts in thousands):

	For the Years Ended December 31,
	2008	2007	2006
Shares of Genzyme Stock issuable upon exercise of outstanding options	3,816	12,262	11,840

NOTE C.  MERGERS, ACQUISITIONS AND STRATEGIC TRANSACTIONS

        We classify nonrefundable fees paid outside of a business combination for the acquisition or licensing of products that have not received regulatory approval and have no future alternative use as research and development expense.

2008:

Strategic Alliance with Osiris

        In October 2008, we entered into a strategic alliance with Osiris, whereby we obtained an exclusive license to develop and commercialize Prochymal and Chondrogen, mesenchymal stem cell products, outside of the United States and Canada. Osiris will commercialize Prochymal and Chondrogen in the United States and Canada. We paid Osiris a nonrefundable upfront payment of $75.0 million in November 2008, and will pay an additional $55.0 million nonrefundable upfront license fee on July 1, 2009. The results of these programs are included in our immune mediated disease business unit, which are reported under the category "Other" in our segment disclosures.

        Osiris will be responsible for completing, at its own expense, all clinical trials of Prochymal for the treatment of GvHD and Crohn's disease, both of which are in phase 3 trials, and clinical trials of Prochymal and Chondrogen through phase 2 for all other indications. Osiris will be responsible for 60% and we will be responsible for 40% of the clinical trial costs for phase 3 and 4 clinical trials of Prochymal (other than for the treatment of GvHD and Crohn's disease) and Chondrogen. Osiris is eligible to receive:

  •
  up to $500.0 million in development and regulatory milestone payments for all indications of Prochymal and up to $100.0 million for Chondrogen, unless we elect to opt out of further development of Chondrogen; and

  •
  up to $250.0 million in sales milestones for all indications of Prochymal and up to $400.0 million in sales milestones for all indications of Chondrogen for the prevention and treatment of conditions of articulating joints.

Osiris is also eligible to receive tiered royalties from us on sales of Prochymal and Chondrogen outside of the United States and Canada.

Strategic Alliance with PTC

        On July 15, 2008, we entered into a collaboration agreement with PTC to develop and commercialize ataluren, PTC's novel oral therapy in late-stage development for the treatment of DMD and CF. Under the terms of the agreement, PTC will commercialize ataluren in the United States and Canada, and we will commercialize the treatment in all other countries. In connection with the collaboration agreement, we paid PTC a nonrefundable upfront payment of $100.0 million, which we recorded as a charge to research and development expense for our Genetic Diseases segment in our consolidated statements of operations during the third quarter of 2008. At its own expense, PTC will conduct and be responsible for the phase 2b trial of ataluren in DMD, the phase 2b trial of ataluren in CF and two proof-of-concept studies in other indications to be determined. Once these four studies have been completed, we and PTC will share research and development costs for ataluren equally. We and PTC will each bear the sales and marketing and other costs associated with the commercialization of ataluren in our respective territories. PTC is eligible to receive up to $337.0 million in milestone payments as follows:

  •
  up to $165.0 million in development and approval milestones, the majority of which would be paid upon the receipt of approvals obtained outside of the United States and Canada; and

  •
  up to $172.0 million in sales milestones, commencing if and when annual net sales for ataluren outside of the United States and Canada reach $300.0 million and increasing in increments through revenues of $2.4 billion.

PTC is also eligible to receive tiered royalties from sales of ataluren outside of the United States and Canada. The results of our ataluren program are included in the results of our Genetic Diseases segment disclosures.

Strategic Alliance with Isis

        On January 7, 2008, we entered into a strategic alliance with Isis, whereby we obtained an exclusive, worldwide license to develop and commercialize mipomersen, a lipid-lowering drug targeting apolipoprotein B-100, which is currently being developed for the treatment of FH, an inherited disorder that causes exceptionally high levels of LDL-cholesterol. In February 2008, we made a nonrefundable payment to Isis of $150.0 million, of which $80.1 million was recorded as an other noncurrent asset on our consolidated balance sheets based on the fair value of the five million shares of Isis common stock we acquired in connection with the transaction. Due to certain trading restrictions, we classify this investment as other noncurrent assets. We allocated the remaining $69.9 million to the mipomersen license, which we recorded as a charge to research and development expense in our consolidated statements of operations during the first quarter of 2008.

        In June 2008, we finalized the terms of our license and collaboration agreement with Isis and paid Isis an additional $175.0 million upfront nonrefundable license fee. Under the terms of the agreement, Isis will be responsible, at its own expense, for up to $125.0 million for the development of mipomersen. Thereafter, we and Isis will share development costs for mipomersen equally. The initial funding commitment by Isis and shared development funding would end when the mipomersen program is profitable. In the event the research and development of mipomersen is terminated prior to Isis completing their funding obligation, we are not entitled to any refund of our $175.0 million upfront payment. Isis is eligible to receive up to $750.0 million in commercial milestone payments and up to $825.0 million in development and regulatory milestone payments.

        We will be responsible for funding sales and marketing expenses until mipomersen revenues are sufficient to cover such costs. Profits on mipomersen initially will be allocated 70% to us and 30% to Isis. The profit ratio would be adjusted on a sliding scale if and as annual revenues for mipomersen ramp up to $2.0 billion, at which point we would share profits equally with Isis. The results of our mipomersen program are included in the results of our cardiovascular business unit, which are reported in our Cardiometabolic and Renal segment disclosures.

2007:

Diagnostic Assets of DCL

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

Bioenvision

        Effective October 23, 2007, we completed our acquisition of Bioenvision through the culmination of a two-step process consisting of a tender offer completed in July 2007, and a merger approved in October 2007. We paid gross consideration of $349.9 million in cash, including $345.4 million for the outstanding shares of Bioenvision common and preferred stock and options to purchase shares of Bioenvision common stock, and approximately $5 million for acquisition costs. The acquisition of Bioenvision provided us with the rights to clofarabine outside North America.

        In connection with the merger, holders of 2,880,000 shares of Bioenvision common stock, representing less than 5% of the outstanding shares of Bioenvision common stock on an as-converted basis immediately before the merger became effective, submitted written demands for appraisal of their shares and elected not to accept the $5.60 per share merger consideration. We referred to these holders as dissenters. In September 2008, the appraisal demand was resolved with substantially all of the dissenters for a total of $16.6 million in cash, consisting of the merger price paid to all other Bioenvision stockholders, plus interest accrued. In total, we paid gross consideration of $366.5 million in cash, including $362.0 million for the outstanding shares of Bioenvision common stock and preferred stock and options to purchase shares of Bioenvision common stock.

2006:

        Our 2006 acquisition of AnorMED was accounted for as business combination and, accordingly, we included the results of operations of AnorMED beginning on the date of acquisition. The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the date of acquisition. The excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed amounted to $32.3 million, which was allocated to goodwill. We expect that substantially all of the amount allocated to goodwill will be deductible for tax purposes.

Purchase Price Allocation Table

        The purchase price for each of our 2007 and 2006 acquisitions was allocated to the estimated fair value of the acquired tangible and intangible assets and assumed liabilities as of the date of each acquisition as follows (amounts in thousands):

	Year Ended December 31, 2007			Year Ended December 31, 2006
	DCL	Bioenvision	Total	AnorMED
Total purchase price	$54,084	$349,941	$404,025	$589,173

Cash and cash equivalents	$—	$45,186	$45,186	$20,220
Accounts receivable	2,618	5,537	8,155	—
Inventory	5,179	1,684	6,863	—
Other current assets	—	5,130	5,130	6,340
Property, plant and equipment	1,843	—	1,843	758
Goodwill	15,124	85,269	100,393	32,349
Other intangible assets(1,2,3)	29,827	172,441	202,268	3,500
In-process research and development	—	106,350	106,350	552,900
Deferred tax assets—noncurrent	40	—	40	28,336
Equity in net loss of Bioenvision pre-acquisition ownership	—	21,101	21,101	—
Other noncurrent assets	—	624	624	120
Assumed liabilities:
Income taxes payable	—	(72,461)	(72,461)	—
Deferred tax liabilities	(421)	(7,829)	(8,250)	(25,288)
Liabilities for exit activities and integration	—	(2,671)	(2,671)	(8,882)
Other liabilities	(126)	(10,420)	(10,546)	(21,180)

Allocated purchase price	$54,084	$349,941	$404,025	$589,173

(1)
The other intangible assets of $29.8 million from the acquisition of DCL, primarily represent the present value of future cash flows estimated to be generated from customer relationships.

(2)
The other intangible assets of $172.4 million from the acquisition of Bioenvision, primarily represent the present value of future cash flows estimated to be generated from the developed and core technology of clofarabine.

(3)
The other intangible assets of $3.5 million from the acquisition of AnorMED, primarily represent the present value of future cash flows estimated to be generated from the patents and products out-licensed to third parties.

In-Process Research and Development

        We did not complete any business combination acquisitions in 2008. In connection with two acquisitions we completed between January 1, 2006 and December 31, 2007, we acquired various

IPR&D projects. The following table sets forth the significant IPR&D projects for companies and certain assets we have acquired between January 1, 2006 and December 31, 2007 (amounts in millions):

Company/Assets Acquired	Purchase Price	IPR&D	Programs Acquired	Discount Rate Used in Estimating Cash Flows	Year of Expected Launch
Bioenvision (2007)	$349.9	$125.5	Evoltra (clofarabine)(1,2)	17%	2009-2013

AnorMED (2006)	$589.2	$526.8	Mozobil (stem cell transplant)(3)	15%	2009-2014
		26.1	AMD070 (HIV)(4)	15%	—

		$552.9

(1)
IPR&D charges totaled $125.5 million related to the acquisition of Bioenvision, of which $106.4 million was charged to IPR&D and $19.1 million was charged to equity in income of equity method investments.

(2)
Clofarabine, which is approved for the treatment of relapsed and refractory pediatric ALL, is marketed under the name Clolar in North and South America and as Evoltra elsewhere in the world. The IPR&D projects for clofarabine are related to the development of the product for the treatment of other medical issues.

(3)
Mozobil received marketing approval in the United States in December 2008 and our marketing application in Europe is pending.

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

	Employee Related Benefits	Closure of Leased Facilities	Other Exit Activities	Total Exit Activities
Balance at December 31, 2006	$6,105	$24	$—	$6,129
Acquisition	2,601	—	70	2,671
Revision of estimates	(931)	2,593	—	1,662
Payments	(5,602)	(453)	—	(6,055)

Balance at December 31, 2007	2,173	2,164	70	4,407
Revision of estimates	191	—	—	191
Payments	(1,960)	(787)	(70)	(2,817)

Balance at December 31, 2008(1)	$404	$1,377	$—	$1,781

(1)
We expect to pay employee related benefits related to the acquisition of AnorMED through the third quarter of 2009 and make payments related to the closing of the leased facility through January 2012.

Pro Forma Financial Summary (Unaudited)

        The following pro forma financial summary is presented as if the acquisition of Bioenvision was completed as of January 1, 2007 and 2006, and as if the acquisition of AnorMED was completed as of January 1, 2006. The pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisition been consummated on that date, or of the future operations of the combined entities. Material nonrecurring charges related to these acquisitions, such as IPR&D charges, are included in the pro forma financial summary for the year in which the acquisition occurred and the year prior to acquisition only. Specifically, the pro forma financial summary includes:

  •
  for 2007 and 2006, IPR&D charges totaling $125.5 million related to the acquisition of Bioenvision, of which $106.4 million was charged to IPR&D and $19.1 million was charged to equity in income of equity method investments; and

  •
  for 2006, $552.9 million of IPR&D charges related to the acquisition of AnorMED.

        We did not complete any acquisitions in 2008. The following table provides our pro forma summary for the years ended December 31, 2007 and 2006 (amounts in thousands, except per share amounts):

	2007	2006
Total revenues	$3,824,600	$3,205,422
Net income (loss)	$457,675	$(167,545)
Net income (loss) per share:
Basic	$1.73	$(0.64)
Diluted	$1.66	$(0.64)
Weighted average shares outstanding:
Basic	263,895	261,124
Diluted	280,767	261,124

        Pro forma results are not presented for the acquisition of assets from DCL for the years ended December 31, 2007 and 2006 because this acquisition did not have a material effect on our results of operations in those periods.

NOTE D.  DERIVATIVE FINANCIAL INSTRUMENTS

        We periodically enter into foreign currency forward contracts, all of which have a maturity of less than three years. These contracts have not been designated as hedges and accordingly, unrealized gains or losses on these contracts are reported in current earnings. The notional settlement value of foreign currency forward contracts outstanding was $349.5 million at December 31, 2008, $347.1 million at December 31, 2007 and $455.1 million at December 31, 2006. These contracts had a fair value of $(1.4) million at December 31, 2008, $(15.1) million at December 31, 2007 and $(1.5) million at December 31, 2006, all representing unrealized losses and were recorded in SG&A in our consolidated statements of operations and in accrued expenses in our consolidated balance sheets for the periods presented.

NOTE E.  ACCOUNTS RECEIVABLE

        Our trade receivables primarily represent amounts due from distributors, healthcare service providers, and companies and institutions engaged in research, development or production of pharmaceutical and biopharmaceutical products. We perform credit evaluations of our customers on an ongoing basis and generally do not require collateral. Accounts receivable are booked net of certain allowances for bad debts, chargebacks and prompt pay discounts. The allowances were $40.4 million at December 31, 2008 and $40.3 million at December 31, 2007.

NOTE F.  INVENTORIES

	December 31,
	2008	2007
	(Amounts in thousands)
Raw materials	$96,986	$120,409
Work-in-process	141,094	130,812
Finished goods	215,357	187,894

Total	$453,437	$439,115

        We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory prior to regulatory approval. If a product is not approved for sale, it would result in the write off of the inventory and a charge to earnings. Our total inventories at December 31, 2008, included $9.2 million of Myozyme and $3.5 million of Campath inventory, produced at our manufacturing facility in Belgium, that have not yet been approved for sale.

NOTE G.  PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2008	2007
	(Amounts in thousands)
Plant and equipment	$879,933	$846,974
Land and buildings	1,006,140	931,916
Leasehold improvements	246,468	265,242
Furniture and fixtures	63,241	62,238
Construction in progress	1,015,497	698,824

	3,211,279	2,805,194
Less accumulated depreciation	(904,712)	(836,792)

Property, plant and equipment, net	$2,306,567	$1,968,402

        Our total depreciation expense was $148.4 million in 2008, $137.1 million in 2007 and $122.0 million in 2006.

        Our property, plant and equipment includes the following amounts for assets subject to capital leases (amounts in thousands):

December 31, 2008
Building—Corporate headquarters in Cambridge, Massachusetts	$131,031
Less accumulated depreciation	(46,407)

Assets subject to capital leases, net	$84,624

        We capitalize costs we have incurred in validating manufacturing equipment and facilities for products which have reached technological feasibility in plant and equipment. Capitalized validation costs, net of accumulated depreciation, were $32.9 million at December 31, 2008 and $15.5 million at December 31, 2007.

        Net capitalized software costs, which are included in plant and equipment, totaled $25.8 million at December 31, 2008 and $15.5 million at December 31, 2007. Capitalized software development costs, a component of construction in progress, were $89.8 million at December 31, 2008 and $43.0 million at December 31, 2007.

        We have capitalized the following amounts of interest costs (amounts in millions):

For the Years Ended December 31,
2008	2007	2006
$19.0	$14.5	$9.2

        As of December 31, 2008, the estimated remaining cost to complete our assets under construction is approximately $1.0 billion.

        Under certain lease agreements for our worldwide facilities, we are contractually obligated to return leased space to its original condition upon termination of the lease agreement. At the inception of a lease with such conditions, we record an asset retirement obligation liability and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. In subsequent periods, for each such lease, we record interest expense to accrete the asset retirement obligation liability to full value and depreciate each capitalized asset retirement obligation asset, both over the term of the associated lease agreement. Our asset retirement obligations were not significant as of December 31, 2008 or 2007.

NOTE H.  GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

        In 2008, we changed our segment reporting structure to better reflect the way we manage and measure the performance of our business. As a result of this change, goodwill of $244.2 million was transferred from the Hematologic Oncology reporting segment to Other and goodwill of $15.9 million was transferred from the Genetic Diseases reporting segment to the Cardiometabolic and Renal reporting segment based on their relative fair value. Prior year balances were adjusted to conform to our 2008 presentation.

        The following table contains the change in our goodwill during the year ended December 31, 2008 (amounts in thousands):

	As of December 31, 2007	Adjustments	As of December 31, 2008
Genetic Diseases	$339,563	$—	$339,563
Cardiometabolic and Renal	319,882	—	319,882
Biosurgery	7,585	—	7,585
Hematologic Oncology(1)	321,328	750	322,078
Other(2)	415,470	(3,504)	411,966

Goodwill	$1,403,828	$(2,754)	$1,401,074

(1)
Adjustments to Hematologic Oncology include immaterial purchase accounting adjustments from the acquisition of Bioenvision in 2007.

(2)
The adjustments to Other primarily include foreign currency revaluation adjustments for goodwill denominated in foreign currency.

        We are required to perform impairment tests related to our goodwill under FAS 142 annually, which we perform in the third quarter of each year, and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. For 2008 and 2007, we completed the required annual impairment tests for our $1.4 billion and $1.3 billion of goodwill that had been recorded as of September 30, 2008 and 2007, and determined that no impairment charge was required.

Other Intangible Assets

        The following table contains information about our other intangible assets for the periods presented (amounts in thousands):

	As of December 31, 2008			As of December 31, 2007
	Gross Other Intangible Assets	Accumulated Amortization	Net Other Intangible Assets	Gross Other Intangible Assets	Accumulated Amortization	Net Other Intangible Assets
Technology(1)	$1,919,074	$(692,235)	$1,226,839	$1,680,190	$(545,817)	$1,134,373
Patents	194,560	(121,763)	72,797	194,560	(104,413)	90,147
Trademarks	60,556	(42,194)	18,362	60,634	(36,787)	23,847
License fees(2)	98,123	(39,824)	58,299	90,237	(28,833)	61,404
Distribution rights(3)	399,768	(170,892)	228,876	307,260	(125,678)	181,582
Customer lists	83,729	(34,271)	49,458	97,031	(33,209)	63,822
Other	2,039	(1,972)	67	2,050	(1,573)	477

Total	$2,757,849	$(1,103,151)	$1,654,698	$2,431,962	$(876,310)	$1,555,652

(1)
Effective January 1, 2008, reflects the consolidation of the results of BioMarin/Genzyme LLC at fair value in accordance with FIN 46R including $240.2 million for the fair value of the manufacturing and commercialization rights to Aldurazyme, net of $12.0 million of related accumulated amortization. This intangible asset is being amortized on a straight-line basis over a period of 20 years.

(2)
Includes the accrual of a $10.0 million Myozyme sales milestone achieved in 2008 which will be paid in 2009 as required by our license agreement with Synpac.

(3)
Includes an additional $92.5 million in 2008 and $39.1 million in 2007 for additional payments made or accrued in connection with the reacquisition of the Synvisc sales and marketing rights from Wyeth in January 2005. In addition, we will make a series of additional contingent royalty payments to Wyeth based on the volume of Synvisc sales in the covered territories. These contingent royalty payments could extend out to June 2012, or could total a maximum of $293.7 million, whichever comes first.

        Net technology includes $4.0 million at December 31, 2008 related to the acquisition of certain gene therapy assets from Avigen in December 2005. We may be obligated to make up to approximately $38 million of potential milestone payments based on the development and approval of, and royalty payments based on the sale of, products developed between now and 2020 that rely on the intellectual property purchased from Avigen.

        All of our other intangible assets are amortized over their estimated useful lives. The estimated future amortization expense for other intangible assets for the five succeeding fiscal years and thereafter is as follows (amounts in thousands):

Year Ended December 31,	Estimated Amortization Expense(1,2)
2009	$226,432
2010	244,373
2011	258,394
2012	200,508
2013	125,983
Thereafter	448,405

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

(2)
Excludes future amortization expense related to the $240.2 million of technology recorded effective January 1, 2008, related to our consolidation of the results of BioMarin/Genzyme LLC, because such amortization is entirely offset by the corresponding amortization of a noncurrent liability related to the consolidation of BioMarin/Genzyme LLC.

NOTE I.  INVESTMENTS IN MARKETABLE SECURITIES AND EQUITY INVESTMENTS

Fair Value Measurement—Definition and Hierarchy

        Effective January 1, 2008, we implemented FAS 157 for our financial assets and liabilities that are re-measured and reported at fair value at each reporting period. The adoption of FAS 157 for our financial assets and liabilities did not have a material impact on our consolidated financial position and results of operations.

        FAS 157 provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, FAS 157 permits the use of various valuation approaches, including market, income and cost approaches. FAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

        The fair value hierarchy is broken down into three levels based on the reliability of inputs. We have categorized our fixed income, derivatives and equity securities within the hierarchy as follows:

  •
  Level 1—These valuations are based on a "market approach" using quoted prices in active markets for identical assets. Valuations of these products do not require a significant degree of judgment. Assets utilizing Level 1 inputs include money market funds, U.S. government securities, bank deposits and exchange-traded equity securities;

  •
  Level 2—These valuations are based primarily on a "market approach" using quoted prices in markets that are not very active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Fixed income assets utilizing Level 2 inputs include U.S. agency securities, including direct issuance bonds and mortgage-backed securities, asset-backed securities, corporate bonds and commercial paper. Derivative securities utilizing Level 2 inputs include forward foreign-exchange contracts; and

  •
  Level 3—These valuations are based on various approaches using inputs that are unobservable and significant to the overall fair value measurement. Certain assets are classified within Level 3 of the fair value hierarchy because they trade infrequently and, therefore, have little or no transparency. We currently have no assets or liabilities that are valued with Level 3 inputs.

Valuation Techniques

        Fair value is a market-based measure considered from the perspective of a market participant who would buy the asset or assume the liability rather than our own specific measure. All of our fixed income securities are priced using a variety of daily data sources, largely readily-available market data and broker quotes. To validate these prices, we compare the fair market values of our fixed income investments using market data from observable and corroborated sources. We also perform the fair value calculations for our derivative and equity securities using market data from observable and corroborated sources. In periods of market inactivity, the observability of prices and inputs may be reduced for certain instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3.

        The following table sets forth our financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2008 (amounts in thousands):

Description			Total	Level 1	Level 2	Level 3
Fixed income investments(1):	Cash equivalents:	Money market funds/other	$357,680	$357,680	$—	$—

	Short-term investments:	U.S. Treasury notes	7,505	7,505	—	—
		U.S. agency notes	10,328	—	10,328	—
		Corporate notes—global	39,674	—	39,674	—

		Total	57,507	7,505	50,002	—

	Long-term investments:	U.S. Treasury notes	75,040	75,040	—	—
		Non U.S. Governmental notes	7,322	—	7,322	—
		U.S. agency notes	121,707	—	121,707	—
		Corporate notes—global	140,009	—	140,009	—

		Total	344,078	75,040	269,038	—

	Total fixed income investments		759,265	440,225	319,040	—

Derivatives:	Foreign exchange contracts(2)		(1,434)	—	(1,434)	—

Equity holdings(1):	Publicly-traded equity securities		56,596	56,596	—	—

Total assets (liabilities) at fair value			$814,427	$496,821	$317,606	$—

(1)
Changes in the fair value of our fixed income investments and investments in publicly-traded equity securities are recorded in accumulated other comprehensive income (loss), a component of stockholders' equity, in our consolidated balance sheets.

(2)
As of December 31, 2008, the aggregate fair value of our foreign exchange contracts was an unrealized loss of $1.4 million, which we recorded as an increase to accrued expenses in our consolidated balance sheets as of that date. Changes in the fair value of our foreign exchange contracts are recorded in unrealized foreign exchange gains and losses, a component of SG&A in our consolidated statements of operations.

        The carrying amounts reflected in our consolidated balance sheets for cash, accounts receivable, prepaid expenses and other current assets, accounts payable and accrued expenses approximate fair value due to their short-term maturities.

Marketable Securities (amounts in thousands):

	December 31,
	2008		2007
	Cost	Market Value	Cost	Market Value
Cash equivalents:
Money market funds	$357,680	$357,680	$660,648	$660,648
Short-term investments:
Corporate notes	41,457	39,674	47,095	47,114
U.S. Government agencies	10,260	10,328	33,303	33,331
U.S. Treasury notes	7,281	7,505	—	—

	58,998	57,507	80,398	80,445
Long-term investments:
Corporate notes	143,674	140,009	274,861	274,862
U.S. Government agencies	117,143	121,707	132,464	133,979
Non U.S. Government notes	7,277	7,322	252	235
U.S. Treasury notes	71,110	75,040	101,758	103,861

	339,204	344,078	509,335	512,937

Total cash equivalents, short- and long-term investments	$755,882	$759,265	$1,250,381	$1,254,030

Investments in equity securities	$57,777	$83,325	$61,291	$89,181

        The following table contains information regarding the range of contractual maturities of our cash equivalents and short- and long-term investments (amounts in thousands):

	December 31,
	2008		2007
	Cost	Market Value	Cost	Market Value
Within 1 year	$416,678	$415,187	$741,046	$741,093
1-2 years	323,196	328,588	175,433	175,016
2-10 years	16,008	15,490	333,902	337,921

	$755,882	$759,265	$1,250,381	$1,254,030

Investments in Equity Securities

        The following table shows the investments in equity securities of unconsolidated entities as of December 31, 2008 and 2007 (amounts in thousands):

	December 31, 2008			December 31, 2007
	Adjusted Cost	Market Value	Unrealized Gain/(Loss)	Adjusted Cost	Market Value	Unrealized Gain/(Loss)
Publicly-held companies(1,2):
Dyax	$17,992	$18,090	$98	$17,992	$18,190	$198
ABIOMED, Inc(3)	12,185	37,893	25,708	12,185	35,861	23,676
Sirtris Pharmaceuticals, Inc	—	—	—	4,500	9,038	4,538
Other	871	613	(258)	2,156	1,634	(522)

Total publicly-held companies	31,048	56,596	25,548	36,833	64,723	27,890
Private equity funds(4)	18,684	18,684	—	21,953	21,953	—
Privately-held companies(5)	8,045	8,045	—	2,505	2,505	—

Total	$57,777	$83,325	$25,548	$61,291	$89,181	$27,890

(1)
Marketable equity securities that have readily determinable market values are stated at market value. We record temporary unrealized gains and losses related to these investments in other comprehensive income (loss).

(2)
On January 7, 2008, as part of our strategic alliance with Isis, we acquired five million shares of Isis common stock. Due to certain trading restrictions, we classify this investment, which had a carrying value of $80.1 million at December 31, 2008, as an other noncurrent asset. Our relationship with Isis is described in Note C., "Mergers, Acquisitions and Strategic Transactions," to these consolidated financial statements.

(3)
We consider ABIOMED to be a related party because our chairman and chief executive officer is a director of ABIOMED. As of December 31, 2008, we held approximately 6% of the outstanding shares of ABIOMED common stock.

(4)
Our investments in private equity funds are stated at adjusted cost basis and are periodically reviewed for impairment. For the year ended December 31, 2008, we recorded a charge of $5.3 million to write down our investments in certain venture capital funds, which we account for using the cost method of accounting because we consider them other than temporarily impaired. Our determination of the impairment charge was made using Level 3 measurements under FAS 157. Subsequent to December 31, 2008, these investments continue to be accounted for under the cost method of accounting and are subject to our ongoing reviews for impairment.

(5)
Equity securities without readily determinable market values and for which we do not exercise significant influence are stated at cost and are periodically reviewed for impairment.

Unrealized Gains and Losses on Marketable Securities and Equity Investments

        We record unrealized holding gains and losses, net of tax, related to our investments in marketable securities and equity investments, to the extent they are determined to be temporary, in stockholders' equity. The following table sets forth the gross amounts recorded (amounts in millions):

	December 31,
	2008	2007
Unrealized holding gains	$35.1	$34.1
Unrealized holding losses	$6.3	$2.6

        We also collaborate with or provide services to certain of the companies in which we hold or have held equity investments, including Dyax. Our relationship with Dyax is described below.

Dyax Corp.

        In February 2007, we terminated our participation and interest in Dyax-Genzyme LLC, our joint venture with Dyax. In connection with this termination, we made a capital contribution of approximately $17 million in cash to Dyax-Genzyme LLC and Dyax purchased our interest in the joint venture for 4.4 million shares of Dyax common stock, valued at $16.9 million, based on the closing price of Dyax common stock on February 23, 2007. In August 2007, we received cash payments totaling $7.8 million from Dyax to settle the secured promissory note receivable from Dyax.

NOTE J.  EQUITY METHOD INVESTMENTS

        Our equity method investments are included in other noncurrent assets in our consolidated balance sheets and totaled $1.0 million at December 31, 2008 and $45.8 million at December 31, 2007.

        The following tables describe:

  •
  our portion of the net income (loss) of each equity method investment for the periods presented, which we have recorded as income (charges) to equity in income (loss) of equity method investments in our consolidated statements of operations (amounts in millions); and

  •
  total net income (loss) of each equity method investment for the periods presented (amounts in millions).

	Our Portion of the Net Income (Loss) of Our Equity Method Investments			Total Income (Loss) of Our Equity Method Investments
Equity Method Investment	2008	2007	2006	2008	2007	2006
BioMarin/Genzyme LLC	$—	$30.1	$18.5	$—	$60.2	$37.1
Bioenvision, Inc.(1)	—	(21.1)	—	—	(9.6)	—
Other	0.2	(1.6)	(2.8)	0.4	(9.4)	(17.2)

Totals	$0.2	$7.4	$15.7	$0.4	$41.2	$19.9

(1)
For the period from July 10, 2007 through October 22, 2007, we accounted for our initial investment in Bioenvision Common Stock under the equity method of accounting. We completed the acquisition of Bioenvision effective October 23, 2007.

        Condensed financial information for our equity method investees, excluding Bioenvision, is summarized below in aggregate (amounts in thousands):

	For the Years Ended December 31,
	2008	2007	2006
Revenue	$—	$124,203	$97,060
Gross profit	—	97,092	72,642
Operating expenses	326	(46,656)	(53,931)
Net income	370	50,866	19,865

	December 31,
	2008	2007
Current assets	$1,585	$109,936
Noncurrent assets	—	1,098
Current liabilities	351	15,359
Noncurrent liabilities	—	4,168

BioMarin/Genzyme LLC

        Through December 31, 2007, our portion of the net income of BioMarin/Genzyme LLC was included in equity in income of equity method investments in our consolidated statements of operations. Effective January 1, 2008, we restructured the relationship regarding the manufacturing and commercialization of Aldurazyme by entering into several new agreements. BioMarin/Genzyme LLC will no longer engage in commercial activities related to Aldurazyme and will solely:

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

        As a result of the restructuring of our relationship with BioMarin/Genzyme LLC, effective January 1, 2008, in accordance with the provisions of FIN 46R, we began consolidating the results of BioMarin/Genzyme LLC. Upon consolidation of BioMarin/Genzyme LLC, we recorded the assets and liabilities of the joint venture in our consolidated balance sheets at fair value. The value of the intellectual property of the joint venture of approximately $480.5 million was recorded as an intangible asset in our consolidated balance sheets. The consolidation also included a corresponding noncurrent liability for the same amount which represented the encumbered value of the intellectual property which had been outlicensed to us and Biomarin for no consideration. The intangible asset and noncurrent liability are being amortized over a period of 20 years. We recorded BioMarin's portion of the joint venture's losses, the amount of which was not significant for the year ended December 31, 2008, as minority interest in our consolidated statements of operations.

        During the quarter ended December 31, 2008, we determined that the amount of the intangible asset and the liability originally recorded were overstated. A portion of the liability recorded was related to the license between BioMarin/Genzyme LLC and us and, because this was a liability between a consolidated subsidiary and us, it should have been eliminated in consolidation. To correct the accounting, we have reduced the carrying value of the liability and, in accordance with FIN 46R, recorded a corresponding adjustment to the intangible asset. Accordingly, we recorded adjustments to reduce other intangible assets, net and other noncurrent liabilities by $237.2 million, $234.2 million, and $231.2 million as of March 31, 2008, June 30, 2008, and September 30, 2008, respectively, to correct for the overstatement of the intangible asset and corresponding noncurrent liability. The effect of this revision had no impact on our consolidated statement of operations or consolidated statements of cash flows for any of the revised quarterly periods. Refer to Note R., "Quarterly Results," in these consolidated financial statements for further information on this revision.

NOTE K.  ACCRUED EXPENSES

	December 31,
	2008	2007
	(Amounts in thousands)
Compensation	$232,363	$204,912
Rebates	132,905	90,437
Bank overdraft	45,022	19,262
License fees	65,188	—
Royalties	56,501	34,064
Other	233,407	296,970

Total	$765,386	$645,645

NOTE L.  LONG-TERM DEBT AND LEASES

Long-Term Debt, Capital Lease Obligations and Convertible Debt

        Our long-term debt, capital lease obligations and convertible debt consist of the following (amounts in thousands):

	December 31,
	2008	2007
1.25% convertible senior notes due December 2023	$—	$690,000
Revolving credit facility maturing in July 2011	—	—
Notes payable	6,916	7,952
Mortgage payable	17,957	—
Capital lease obligations	107,034	112,421

Long-term debt, capital lease obligations and convertible debt, including current portion	131,907	810,373
Less current portion	(7,566)	(696,625)

Noncurrent portion	$124,341	$113,748

        Over the next five years and thereafter, we will be required to repay the following principal amounts of our long-term debt (excluding capital leases) (amounts in millions):

2009	2010	2011	2012	2013	After 2013
$1.5	$1.6	$1.6	$1.7	$1.8	$16.7

1.25% Convertible Senior Notes

        In December 2003, we completed the private placement of $690.0 million in principal of 1.25% convertible senior notes due December 1, 2023. After deducting offering costs of $17.0 million, net proceeds from the offering were approximately $673.0 million. We paid interest on these notes on June 1st and December 1st each year.

        The notes were convertible into shares of Genzyme Stock at an initial conversion rate, subject to adjustment, of 14.0366 shares per $1,000 principal amount of notes (representing an initial conversion price of approximately $71.24 per share) under certain circumstances.

        We had the right to redeem the notes for cash, in whole or in part, at our sole option on and after December 1, 2008. In October 2008, we notified the holders of these notes that we planned to redeem the notes on December 1, 2008 using available cash. Prior to the redemption date, $2.8 million in principal amount of notes were converted into 39,665 shares of our common stock. The remaining notes were redeemed for $687.2 million cash plus accrued interest of $4.3 million and bank fees which were not significant.

        Interest expense related to these notes was $10.9 million in 2008 and $11.9 million in 2007 and 2006. These amounts include the amortization of debt offering costs of $3.0 million in 2008 and $3.2 million in 2007 and 2006. The fair value of these notes was $810.4 million at December 31, 2007.

Revolving Credit Facility

        In July 2006, we entered into our revolving credit facility. The proceeds of loans under our 2006 revolving credit facility can be used to finance working capital needs and for general corporate purposes. We may request that our 2006 revolving credit facility be increased at any time by up to an additional $350.0 million in the aggregate, as long as no default or event of default has occurred or is continuing and certain other customary conditions are satisfied. Borrowings under our 2006 revolving credit facility will bear interest at various rates depending on the type of loan. We are required to pay a facility fee of between 7 to 20 basis points based on the aggregate commitments under our 2006 revolving credit facility, and in certain circumstances a utilization fee of 10 basis points as follows:

  •
  revolving loans denominated in U.S. dollars or a foreign currency (other than Euros) bear interest at a variable rate equal to LIBOR for loans in U.S. dollars and a comparable index rate for foreign currency loans, plus an applicable margin;

        As of December 31, 2008, no amounts were outstanding under our 2006 revolving credit facility. The terms of our 2006 revolving credit facility include various covenants, including financial covenants that require us to meet minimum interest coverage ratios and maximum leverage ratios. As of December 31, 2008 we were in compliance with these covenants.

Notes Payable

        We assumed a $10.0 million note payable in July 2005 in connection with our acquisition of Equal Diagnostics. This note bears interest at 3.86% and is payable to three former shareholders of Equal Diagnostics over eight years in equal annual installments of $1.3 million.

Mortgage Payable

        In July 2008, we purchased land and a manufacturing facility we formerly leased in Framingham, Massachusetts, for an aggregate purchase price of $38.9 million, including fees. We paid $20.8 million in cash and assumed the remaining $18.1 million in principal outstanding under the existing mortgage for the facility, which bears interest at 5.57% annually and is due in May 2020. The balance on the mortgage was $18.0 million at December 31, 2008.

Capital Leases

        We have non-cancelable capital lease obligations related to certain machinery and equipment, administrative offices and our corporate headquarters.

        Our capital lease obligation related to our corporate headquarters in Cambridge, Massachusetts requires us to make monthly payments of $1.3 million, which will be adjusted to $1.6 million in August 2013. We have recorded the value of the building and related obligations of $131.0 million in our consolidated balance sheets at the date of inception. The term of the lease is fifteen years and may be extended at our option for two successive ten-year periods.

        Over the next five years and thereafter, we will be required to pay the following amounts under our non-cancelable capital leases (amounts in millions):

2009	$15.2
2010	15.5
2011	15.5
2012	15.5
2013	16.9
Thereafter	86.4

Total lease payments	165.0
Less: interest	(58.0)

Total principal payments	107.0
Less current portion	(5.9)

Total	$101.1

Operating Leases

        We lease facilities and personal property under non-cancelable operating leases with terms in excess of one year. Our total expense under operating leases was (amounts in millions):

For the Years Ended December 31,
2008	2007	2006
$75.2	$74.3	$60.9

        Over the next five years and thereafter, we will be required to pay the following amounts under non-cancelable operating leases (amounts in millions):

2009	2010	2011	2012	2013	After 2013	Total
$67.6	$53.8	$39.1	$29.1	$16.5	$94.7	$300.8

NOTE M.  STOCKHOLDERS' EQUITY

Preferred Stock

	At December 31, 2008			At December 31, 2007
Series	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding
Series A Junior Participating, $0.01 par value	3,000,000	—	—	3,000,000	—	—
Undesignated	7,000,000	—	—	7,000,000	—	—

	10,000,000	—	—	10,000,000	—	—

        Our charter permits us to issue shares of preferred stock at any time in one or more series. Our board of directors will establish the preferences, voting powers, qualifications, and special or relative rights or privileges of any series of preferred stock before it is issued.

Common Stock

        The following table describes the number of authorized and outstanding shares of our common stock at December 31, 2008 and 2007:

		Outstanding at December 31,
Series	Authorized	2008	2007
Genzyme Stock, $0.01 par value	690,000,000	270,704,169	266,008,500

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

        Distributions are paid in a lump sum or in annual installments for up to five years. Payments begin the year following a director's termination of service or, subject to certain restrictions, in a year elected by the participant. As of December 31, 2008, five of the seven eligible directors had established accounts under this plan, and four of these directors are currently deferring their compensation. We have reserved 105,962 shares of Genzyme Stock to cover distributions credited to stock accounts under the plan. We had not made any stock distributions under this plan as of December 31, 2008. As of

December 31, 2008, we have made cash distributions totaling $69,492 to one director under the terms of his deferral agreement.

Stock Repurchase Program

        In May 2007, our board of directors authorized a stock repurchase program to repurchase up to an aggregate maximum amount of $1.5 billion or 20,000,000 shares of our outstanding common stock over a three year period beginning with the commencement of the program. The program commenced in June 2007. The repurchases are being made from time to time and can be effectuated through open market purchases, privately negotiated transactions, transactions structured through investment banking institutions, or by other means, subject to management's discretion and as permitted by securities laws and other legal requirements. The manner of the purchase, the amount that we spend and the number of shares we ultimately purchase will vary based on a range of factors, including share price. The program does not obligate us to acquire any particular amount of common stock and the program may be suspended at any time at our discretion.

        Since June 2007, when we first began repurchasing shares of our common stock under this program, we have repurchased a cumulative total of 5,500,000 shares of our common stock at an average price of $68.09 per share for a total of $374.6 million in cash, including fees. We recorded the repurchases in our consolidated balance sheets as a reduction to our common stock account for the par value of the repurchased shares and as a reduction to our additional paid-in capital account.

Stock-Based Compensation

Equity Plans

        The purpose of each of our equity plans is to attract, retain and motivate our key employees, consultants and directors. Awards granted under these plans can be either incentive stock options, (ISO), nonstatutory stock options (NSO) or RSUs, as specified in the individual plans. Shares issued as a result of stock option exercises are funded through the issuance of new shares. The following table contains information about our equity plans:

			As of December 31, 2008
Plan Name	Group Eligible	Type of Award Granted	Awards Reserved for Issuance	Awards Outstanding	Awards Available for Grant
2004 Equity Incentive Plan(1)	All key employees and consultants	ISO/NSO/RSU	33,150,266	26,559,318	6,590,948
2001 Equity Incentive Plan(1)	All key employees and consultants	ISO/NSO	7,549,240	7,531,521	17,719
2007 Director Equity Plan(2)	Non-employee board members	NSO/RSU	821,391	632,270	189,121
Assumed Options(3)			112,968	112,968	—

			41,633,865	34,836,077	6,797,788

(1)
The exercise price of option grants may not be less than the fair market value at the date of grant. Option grants have a maximum term of ten years and RSUs generally have cliff vesting in three years. The compensation committee of our board of directors, or its delegates as applicable, determines the terms and conditions of each award, including who among eligible persons will receive awards, the form of payment of the exercise price of stock options, the number of shares granted, the vesting schedule and the terms of exercise or release.

(2)
Options and RSUs are automatically granted on the date of our annual shareholders meeting or at a director's initial appointment to the board. Options have an exercise price equal to the fair market value of Genzyme Stock on the date of grant and expire ten years after the initial grant date. Options and RSUs vest on the date of the next annual shareholders meeting following the date of grant. In 2008, we began granting RSUs to our directors following shareholder approval of the automatic grant provisions for RSUs under the director equity plan.

(3)
Consists of options we assumed through our acquisitions.

        In 2008, 2007 and 2006, we accounted for options granted to our employees and directors using the Black-Scholes valuation model to measure stock option expense at the date of grant. All stock option grants have an exercise price equal to the fair market value of Genzyme Stock on the date of grant and generally have a 10-year term and vest in increments, generally over four years from the date of grant, although we may grant options with different vesting terms from time to time. Upon termination of employment other than by death, disability or change of control, unvested options are cancelled, and any unexercised vested options will expire three months after the employee's termination date. Excluding our directors who are not employees, when an employee meets a retirement eligibility age of 60 with at least five years of service, upon termination (except for cause) the employee's options automatically become fully vested and will expire three years after the employee's termination date or on the original expiration date set at the time the options were granted, whichever is earlier. When a director leaves the board, unvested options are cancelled and any unexercised vested options will expire at the end of their term. We recognize stock-based compensation expense for each grant on a straight-line basis over the employee's or director's requisite service period, generally the vesting period of the award. Additionally, stock-based compensation expense related to stock options includes an estimate for pre-vesting forfeitures. We recognize stock-based compensation expense immediately for awards granted to retirement eligible employees or over the period from the grant date to the date retirement eligibility is achieved, if that is expected to occur during the nominal vesting period. For stock-based compensation expense recognition purposes only, grants to retirement eligible employees prior to January 1, 2006 are not subject to accelerated vesting and expense is recognized over the nominal vesting period.

        We award time-vested RSUs to employees that generally vest no sooner than one-third per year over three years on the anniversary of the date of grant if the employee has reached the retirement eligibility threshold, or upon the third anniversary of the date of grant, provided the employee remains continuously employed with us. Shares of Genzyme Stock will be delivered to the employee upon vesting, subject to payment of applicable withholding taxes. Time-vested RSUs awarded to our directors for service on our board of directors vest on the date of the next annual meeting of shareholders following the date of grant, provided that the director continues to serve on our board of directors through the vesting date. Shares of Genzyme Stock will be delivered to the director upon vesting. The fair value of all time-vested RSUs is based on the market value of Genzyme Stock on the date of grant. We recognize compensation expense for our RSUs, including the effect of forfeitures, over the applicable service period.

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

Stock-Based Compensation Expense, Net of Estimated Forfeitures

        As a result of the adoption of FAS 123R, we recorded pre-tax stock-based compensation expense, net of estimated forfeitures, which were allocated based on the functional cost center of each employee as follows (amounts in thousands, except per share amounts):

	For the Years Ended December 31,
	2008	2007	2006
Pre-tax stock-based compensation expense, net of estimated forfeitures(1):
Cost of products and services sold	$(27,555)	$(25,677)	$(21,430)
Selling, general and administrative	(102,745)	(106,172)	(121,822)
Research and development	(56,673)	(58,101)	(65,248)

Total	(186,973)	(189,950)	(208,500)
Less: tax benefit of stock options	56,740	58,148	66,331

Stock-based compensation expense, net of tax	$(130,233)	$(131,802)	$(142,169)

Per basic and diluted share	$(0.49)	$(0.50)	$(0.54)

(1)
We capitalized $13.9 million in 2008, $13.5 million in 2007 and $15.1 million in 2006, of stock-based compensation expense to inventory, all of which is attributable to participating employees that support our manufacturing operations. We amortize stock-based compensation expense capitalized to inventory based on inventory turns.

        At December 31, 2008, there was approximately $250 million of pre-tax stock-based compensation expense, net of estimated forfeitures, related to unvested awards not yet recognized which is expected to be recognized over a weighted average period of 2 years.

Valuation Assumptions for Stock Option Plans and ESPP

        The employee stock-based compensation expense recognized under FAS 123R was determined using the Black-Scholes option valuation model. Option valuation models require the input of subjective assumptions and these assumptions can vary over time. The weighted average assumptions used are as follows:

	For the Years Ended December 31,
	2008	2007	2006
Risk-free interest rate	2%	4%	5%
Dividend yield	0%	0%	0%
Expected option life (in years)—directors	7	7	7
Expected option life (in years)—officers	6	6	6
Expected option life (in years)—other senior managers	5	4	4
Expected option life (in years)—all other employees	4	4	4
Volatility-stock options	27%	28%	39%
Volatility-ESPP	27%	23%	27%

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

Stock Option Plan Activity

        The following table contains information regarding our stock option activity for the year ended December 31, 2008:

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2007	34,770,972	$52.94
Granted	3,280,482	69.14
Exercised	(5,716,398)	46.74
Forfeited and cancelled	(484,904)	75.30

Outstanding at December 31, 2008	31,850,152	$55.39	5.95	$389,220,467

Vested and expected to vest at December 31, 2008	31,662,014	$55.33	5.93	$388,675,461

Exercisable at December 31, 2008	22,850,538	$52.14	5.10	$355,896,477

        The following table contains information regarding the pre-tax intrinsic value of our stock options, the estimated fair value of shares vested and the weighted average grant date fair value per share of stock granted under our stock option plans for the periods presented (amounts in thousands, except per share amounts):

	For the Years Ended December 31,
	2008	2007	2006
Pre-tax intrinsic value of options exercised	$176,048	$153,772	$81,928
Weighted average grant date fair value per share of stock granted under our stock option plans	$19.24	$19.39	$25.01

Time-Vested RSU Activity

        We granted RSUs for the first time in connection with our 2007 general grant to employees and our 2008 annual grant to non-employee directors. The following table contains information regarding our time-vested RSUs for the year ended December 31, 2008:

	Shares Under Award	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2007	1,311,857	$62.16	2.39
Granted	1,788,795	68.51
Vested and issued	(10,476)	62.16
Forfeited and cancelled	(104,251)	64.94

Outstanding at December 31, 2008	2,985,925	$65.87	1.89

Vested and expected to vest at December 31, 2008	2,876,668		1.88	$190,924,461

Cumulative shares issued at December 31, 2008	10,476

ESPP Activity

        The following table contains information regarding our ESPP activity for the years ended December 31, 2007 and 2008:

Shares available and issued:
Available for purchase as of December 31, 2006	813,725
Additional shares authorized	1,500,000
Shares purchased by employees	(867,934)

Available for purchase as of December 31, 2007	1,445,791

Additional shares authorized	—
Shares purchased by employees	(936,105)

Available for purchase as of December 31, 2008	509,686

Notes Receivable from Stockholders

        In connection with our acquisition of Biomatrix, we assumed notes receivable from five former employees, directors and consultants of Biomatrix, who we refer to as the Makers of the notes. The notes are full-recourse promissory notes that accrue interest at rates ranging from 5.30% to 7.18% and mature at various dates from May 2007 through September 2009. We record the amount of principal and interest outstanding under the notes in stockholders' equity because the notes were originally received in exchange for the issuance of Biomatrix common stock, which was subsequently converted into Genzyme Stock.

        In 2008, we received a total of $12.6 million of cash, including $0.3 million for the reimbursement of collection costs, and shares of Genzyme Stock valued at $2.0 million as payment in full for all but two of the outstanding notes, both of which mature in 2009. In January 2009 we received a total of $1.2 million as payment for one of the outstanding notes. The amount of principal and accrued interest due under the remaining note is not material.

NOTE N.  COMMITMENTS AND CONTINGENCIES

Legal Proceedings

        In April 2005, Church & Dwight Co., Inc., or Church & Dwight, filed a suit in U.S. District Court for the District of New Jersey against Abbott Laboratories, or Abbott, claiming that certain over-the-counter pregnancy tests distributed by Abbott between 1999 and 2003 infringed upon patents owned by Church & Dwight. During part of this period, a portion of the test kits distributed by Abbott were manufactured by Wyntek Diagnostics, Inc., or Wyntek, which had agreed to indemnify Abbott for patent infringement related costs and damages for these products. In 2002, we acquired Wyntek and assumed the obligations under this agreement. In June 2008, the court issued a ruling awarding Church & Dwight approximately $29 million in damages based on a jury finding of willful infringement by Abbott. This award has not yet been entered as a final ruling. Abbott will have 60 days from the final entry of this award to file an appeal. Because multiple parties, including Abbott, manufactured infringing product for Abbott during this period, any responsibility that we may have for indemnifying Abbott is only for a portion of its costs and damages related to this case. We currently are disputing with Abbott the percentage of infringing product that was supplied by us and may in the future assert additional claims that, if successful, would reduce or relieve us of any liability.

        Through June 30, 2003, we had three outstanding series of common stock, which we referred to as tracking stocks; Genzyme General Stock (which we now refer to as Genzyme Stock), Biosurgery Stock and Molecular Oncology Stock. On August 6, 2007, we reached an agreement in principle to settle for $64.0 million lawsuits related to our 2003 exchange of Genzyme Stock for Biosurgery Stock. We recorded a liability for the settlement payment of $64.0 million as a charge to SG&A in our consolidated statement of operations for the quarterly period ended June 30, 2007. We paid the settlement in August 2007. The court approved the settlement in October 2007. We have submitted claims to our insurers for reimbursement of portions of the expenses incurred in connection with these cases; the insurer has purported to deny coverage, and, therefore, we have not recorded a receivable for any potential recovery from our insurer. We intend to vigorously pursue our rights with respect to insurance coverage and to the extent we are successful, we will record the recovery in our consolidated statements of operations.

        We periodically become subject to legal proceedings and claims arising in connection with our business. Although we cannot predict the outcome of these additional proceedings and claims, we do not believe the ultimate resolution of any of these existing matters would have a material adverse effect on our consolidated financial position or results of operations.

NOTE O.  INCOME TAXES

        Our income (loss) before income taxes and the related income tax provision (benefit) are as follows (amounts in thousands):

	For the Years Ended December 31,
	2008	2007	2006
Income (loss) before income taxes:
Domestic	$655,550	$753,987	$4,158
Foreign	(30,012)	(18,313)	(56,836)

Total	$625,538	$735,674	$(52,678)

Currently payable:
Federal	$347,100	$313,136	$119,037
State	26,212	19,498	27,194
Foreign	26,345	28,986	97,684

Total	399,657	361,620	243,915

Deferred:
Federal	(153,183)	(75,931)	(219,383)
State	(13,588)	(10,311)	(29,048)
Foreign	(28,429)	(19,897)	(31,365)

Total	(195,200)	(106,139)	(279,796)

Provision for (benefit from) income taxes	$204,457	$255,481	$(35,881)

        Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	For the Years Ended December 31,
	2008	2007	2006
Tax provision at U.S. statutory rate	35.0%	35.0%	(35.0)%
State taxes, net	1.5	0.7	(1.7)
Export sales benefits	—	—	(37.2)
Domestic manufacturing deduction	(2.1)	(0.5)	(15.5)
Goodwill impairment	—	—	19.6
Legal settlements	—	3.0	—
Audit settlements	(1.3)	0.5	(62.9)
Stock compensation	1.5	1.3	15.8
Tax credits	(3.9)	(3.5)	(30.5)
Foreign rate differential	1.4	(2.1)	76.0
Other	0.6	0.3	3.3

Effective tax rate	32.7%	34.7%	(68.1)%

        Our effective tax rate for 2008 was impacted by:

  •
  non-deductible stock compensation expenses of $34.0 million in 2008; and

  •
  $5.1 million of tax benefits recorded to our income tax provision reflecting the resolution of various issues related to the settlement of IRS audits for the tax years 2004 to 2005. In conjunction with those settlements, we reduced our tax reserves by $4.9 million and recorded current and deferred tax benefits for the remaining portion of the settlement amounts.

        Our effective tax rates for 2007 and 2006 were impacted by:

  •
  the charge for IPR&D of $106.4 million recorded in October 2007 in connection with our acquisition of Bioenvision, of which $100.3 million was deductible and taxed at rates other than the U.S. statutory income tax rate and $6.1 million was non-deductible;

  •
  non-deductible stock compensation expenses of $32.0 million in 2007 and $33.2 million in 2006;

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

In addition, our overall tax rate has changed significantly due to fluctuations in our income (loss) before taxes, which was $625.5 million in 2008, $735.7 million in 2007, and $(52.7) million in 2006.

        Effective January 1, 2007, we adopted the provisions of FIN 48. Under FIN 48, we recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. The tax benefits recognized in our consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

        As of December 31, 2008, we had approximately $52.1 million of total gross unrecognized tax benefits, of which approximately $50.7 million represents the amount of unrecognized tax benefits that, if recognized, would favorably affect our effective income tax rate in future periods. Management has concluded that it is not reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (amounts in thousands):

Balance as of December 31, 2006	$36,515

Additions to tax provisions related to the current year	9,634
Additions to tax provisions related to the prior years	829
Reduction for tax provisions of prior years	(5,155)

Balance as of December 31, 2007	41,823

Additions to tax provisions related to the current year	8,445
Additions to tax provisions related to prior years	10,029
Reduction for tax provisions of prior years	(8,232)

Balance as of December 31, 2008	$52,065

        We continue to recognize interest and penalties related to unrecognized tax benefits, which are not significant, within our provision for income taxes.

        The components of net deferred tax assets (liabilities) are described in the following table (amounts in thousands):

	December 31,
	2008	2007
Deferred tax assets:
Net operating loss carryforwards	$49,587	$29,716
Tax credits	18,831	15,071
Inventory	75,314	66,868
Depreciable assets	3,331	2,834
Stock compensation	133,847	103,709
Intangible amortization	75,051	—
Reserves, accruals and other	103,887	111,083

Total deferred tax assets	459,848	329,281
Deferred tax liabilities:
Realized and unrealized capital gains	(2,506)	(6,292)
Intangible assets	—	(62,984)

Net deferred tax assets	$457,342	$260,005

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

        At December 31, 2008, we had for U.S. income tax purposes, no significant net operating loss carryforwards and tax credit carryforwards of $18.7 million, primarily for state income tax purposes. The tax credits begin expiring after 2019. We had foreign net operating loss carryforwards of $169.6 million as of December 31, 2008, which begin expiring after 2013, and unlimited tax credit carryforwards of $6.7 million as of December 31, 2008.

        We are currently under IRS audit for tax years 2006 to 2007. We believe that we have provided sufficiently for all audit exposures. Settlement of these audits or the expiration of the statute of limitations on the assessment of income taxes for any tax year may result in a reduction of future tax provisions. Any such benefit would be recorded upon final resolution of the audit or expiration of the applicable statute of limitations.

NOTE P.  BENEFIT PLANS

Defined Contribution Plans

        We have two defined contribution plans:

  •
  the Genzyme Corporation 401(k) Plan, which we refer to as the 401(k) Plan; and

  •
  the Biomatrix, Inc. Retirement Plan, which we refer to as the Biomatrix Plan.

        Prior to November 1, 2007, we were the sponsor of the Genzyme Surgical Products Corporation Savings and Investment Plan, which we refer to the GSP Plan. Effective November 1, 2007, the GSP Plan was merged into the 401(k) Plan and the net assets of the GSP Plan were transferred to the 401(k) Plan.

        The 401(k) Plan was established effective January 1, 1988 to provide a long-range program of systematic savings for eligible employees. Employees of Genzyme Corporation as well as our wholly-

owned subsidiaries in the United States are eligible to participate in the 401(k) Plan. For 2008, eligible employees could elect, through salary reduction agreements, to have up to 60% or a maximum of $15,500 of their eligible compensation contributed on a pre-tax basis to the 401(k) Plan. We made bi-weekly matching contributions to the 401(k) Plan equal to:

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

        SG&A includes the following charges related to the 401(k) Plan, representing our matching contributions incurred in each year:

  •
  $33.6 million in 2008;

  •
  $25.0 million in 2007; and

  •
  $23.9 million in 2006.

        Effective December 31, 2000, the Biomatrix Plan was frozen and the participants in this plan became eligible to participate in the 401(k) Plan.

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

        The following table sets forth the funded status and the amounts recognized for our defined benefit pension plans outside the U.S. (amounts in thousands):

	December 31,
	2008	2007
Change in benefit obligation:
Projected benefit obligation, beginning of year	$97,608	$95,385
Service cost	6,313	6,436
Interest cost	5,468	5,064
Plan participants' contributions	2,073	1,798
Actuarial gain	(21,372)	(11,713)
Foreign currency exchange rate changes	(23,150)	2,395
Benefits paid	(1,618)	(1,757)

Projected benefit obligation, end of year	$65,322	$97,608

Change in plan assets:
Fair value of plan assets, beginning of year	$72,387	$63,603
Return on plan assets	(16,155)	3,421
Employer contribution	4,486	3,920
Plan participants' contributions	2,073	1,798
Foreign currency exchange rate changes	(17,640)	1,082
Benefits paid	(1,396)	(1,437)

Fair value of plan assets, end of year	$43,755	$72,387

Funded status at end of year	$(21,567)	$(25,221)

        Amounts recognized in our consolidated balance sheets consist of (amounts in thousands):

	December 31,
	2008	2007
Accrued expenses	$(1,234)	$(1,343)
Other noncurrent liabilities	(20,333)	(23,878)

Net amount recognized	$(21,567)	$(25,221)

        The amounts recognized in accumulated other comprehensive income (loss) for net actuarial gains and losses and prior service costs were not significant for the years ended December 31, 2008, 2007 or 2006. The estimated amounts that will be amortized from accumulated other comprehensive income (loss) at December 31, 2008 into net pre-tax periodic pension costs in 2009 is also not significant.

        The weighted average assumptions used in determining related obligations of pension benefit plans are shown below:

	December 31,
	2008	2007
Weighted average assumptions:
Discount rate	6.42%	5.79%
Rate of compensation increase	4.12%	4.81%

        For the year ended December 31, 2008, the discount rate used to determine the benefit obligations for our plans was based on highly rated long-term bond indices and yield curves that match the duration of each plan's benefit obligations. The bond indices and yield curve analyses include only bonds rated Aa or higher from reputable rating agencies. The discount rate represents the average of the discount rates for each plan weighted by plan liabilities as of December 31, 2008. The discount rate reflects the rate at which the pension benefits could be effectively settled.

        The weighted average assumptions used to determine the net pension expense are shown below:

	December 31,
	2008	2007	2006
Weighted average assumptions:
Discount rate	5.78%	5.12%	4.73%
Rate of return on assets	7.61%	7.67%	7.47%
Rate of compensation increase	4.81%	4.44%	3.93%

        The components of net pension expense are as follows (amounts in thousands):

	December 31,
	2008	2007	2006
Service cost	$6,313	$6,436	$4,751
Interest cost	5,468	5,063	3,488
Expected return on plan assets	(5,607)	(3,411)	(6,269)
Amortization and deferral of actuarial gain (loss)	827	(456)	3,334

Net pension expense	$7,001	$7,632	$5,304

        The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows (amounts in thousands):

	December 31,
	2008	2007
Projected benefit obligation	$65,322	$97,608
Accumulated benefit obligation	48,618	86,635
Fair value of plan assets	43,755	72,387

        At December 31, 2008 and 2007, plan assets for our foreign defined pension benefit plans consist primarily of the assets of our U.K. Pension Plan. Defined pension benefit plan assets for our other foreign subsidiaries as of December 31, 2008 and 2007 were not significant.

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

	December 31,
	2008	2007
U.K. equity securities	56%	57%
Other overseas equity securities	25%	26%
Bonds	11%	9%
Real estate	4%	4%
Other	4%	4%

Total	100%	100%

        The assumption made for the expected return on assets is based on the benchmark allocation strategy for our U.K. Pension Plan. Returns for individual asset categories are derived from market yields at the effective date, together with, in the case of equity-type assets, allowance for the additional future return expected from such assets compared to fixed interest investments.

Contributions

        We expect to contribute approximately $4 million to our U.K. Pension Plan in 2009.

Estimated Future Benefit Payments

        We expect to pay the following benefit payments for our defined pension benefit plans outside the United States, which reflect expected future service, as appropriate (amounts in thousands):

Estimated Future Benefit Payments
2009	$1,247
2010	1,179
2011	1,275
2012	1,528
2013	1,728
2014 - 2018	13,622

Total	$20,579

NOTE Q.  SEGMENT INFORMATION

        In accordance with FAS 131, "Disclosures about Segments of an Enterprise and Related Information," we present segment information in a manner consistent with the method we use to report this information to our management. Applying FAS 131, in the fourth quarter of 2008, we changed our segment reporting structure to better reflect the way we manage and measure the performance of our businesses. Under the new reporting structure, we are organized into four reporting segments as described in Note A., under the heading "Summary of Significant Accounting Policies—Description of Business," to these financial statements. We have revised our 2007 and 2006 segment presentations to conform to our 2008 presentation.

        We have provided information concerning the operations of these reportable segments in the following tables (amounts in thousands):

	For the Years Ended December 31,
	2008	2007	2006
Revenues:
Genetic Diseases(1)	$2,226,692	$1,767,538	$1,426,958
Cardiometabolic and Renal	956,183	833,268	704,308
Biosurgery	491,100	426,647	387,569
Hematologic Oncology(2)	117,338	76,933	57,276
Other	812,465	707,518	610,529
Corporate	1,261	1,615	373

Total	$4,605,039	$3,813,519	$3,187,013

Depreciation and amortization expense:
Genetic Diseases	$46,683	$40,379	$18,191
Cardiometabolic and Renal	83,309	83,454	95,598
Biosurgery	76,327	71,512	73,788
Hematologic Oncology(2)	42,708	23,728	19,851
Other	59,347	60,803	62,097
Corporate	66,290	58,320	61,864

Total	$374,664	$338,196	$331,389

Equity in income (loss) of equity method investments:
Genetic Diseases	$300	$30,110	$18,534
Cardiometabolic and Renal	(115)	(852)	(1,814)
Biosurgery	—	—	—
Hematologic Oncology	—	(21,101)	—
Other	—	(45)	(26)
Corporate	16	(714)	(989)

Total	$201	$7,398	$15,705

Income (loss) before income taxes:
Genetic Diseases(3,4)	$1,339,073	$1,177,477	$996,095
Cardiometabolic and Renal(5)	138,923	280,345	181,969
Biosurgery	99,553	60,082	40,734
Hematologic Oncology(2)	(95,028)	(202,533)	(53,270)
Other(6,7)	(135,477)	8,977	(744,666)
Corporate(8)	(721,507)	(588,674)	(473,540)

Total	$625,537	$735,674	$(52,678)

(1)
Effective January 1, 2008, instead of sharing all costs and profits of Aldurazyme equally, we began to record all sales of Aldurazyme and began paying BioMarin a tiered payment ranging from approximately 39.5% to 50% of worldwide net product sales of Aldurazyme. Revenue for our Genetic Diseases reporting segment includes Aldurazyme revenue of $151.7 million for 2008.

(2)
The results of operations of acquired companies and assets and the amortization expense related to acquired intangible assets are included in segment results beginning on the date of acquisition.

  Charges for IPR&D related to these acquisitions are included in segment results in the year of acquisition. Significant acquisitions impacting the segment results above are:

Acquisition	Date Acquired	Business Segment(s)	IPR&D Charge
Bioenvision	October 23, 2007	Hematologic Oncology	$125.5 million
AnorMED	November 7, 2006	Hematologic Oncology	$552.9 million
(3)
Includes a charge of $100.0 million recorded in July 2008 as a nonrefundable upfront license fee payment to PTC related to our collaboration agreement to develop and commercialize ataluren.

(4)
Includes a charge of $25.0 million recorded in June 2007 for an upfront payment made to Ceregene, Inc. in connection with a collaboration agreement for the development and commercialization of CERE-120, a gene therapy product for the treatment of Parkinson's disease.

(5)
Includes charges of $175.0 million recorded in June 2008 and $69.9 million recorded in February 2008 as license fees payments to Isis for exclusive, worldwide rights to mipomersen.

(6)
Includes charges of $130.0 million for amounts accrued or paid to Osiris for nonrefundable upfront license fees related to our collaboration to develop and commercialize Prochymal and Chondrogen.

(7)
Loss before income taxes for Other for 2006 includes a $219.2 million charge for impaired goodwill recorded in September 2006.

(8)
Loss before income taxes for Corporate includes our corporate, general and administrative and corporate science activities, all of the stock-based compensation expenses, as well as net gains on investments in equity securities, interest income, interest expense and other income and expense items that we do not specifically allocate to a particular reporting segment. Loss before income taxes for Corporate includes a charge of $64.0 million in 2007 for the settlement of the litigation related to the consolidation of our former tracking stocks.

  Segment Assets

        We provide information concerning the assets of our reportable segments in the following table (amounts in thousands):

	December 31,
	2008	2007	2006
Segment Assets(1):
Genetic Diseases(2)	$1,520,586	$1,147,256	$1,020,345
Cardiometabolic and Renal	1,366,970	1,523,296	1,434,094
Biosurgery	497,813	458,239	477,334
Hematologic Oncology(3,4)	700,563	738,939	525,829
Other(5,6)	1,097,169	1,041,134	889,873
Corporate(7)	3,488,175	3,405,511	2,843,713

Total	$8,671,276	$8,314,375	$7,191,188

(1)
Assets for our four reporting segments and Other include primarily accounts receivable, inventory and certain fixed and intangible assets, including goodwill.

(2)
Effective January 1, 2008, in connection with the restructuring of BioMarin/Genzyme LLC, we licensed certain rights to commercialize Aldurazyme from the joint venture, and, in accordance with the provisions of FIN 46R, began consolidating the results of the joint venture at fair value. As of December 31, 2008, other intangible assets, net includes $240.2 million for the fair value of the joint venture's manufacturing and commercialization rights to Aldurazyme, offset by

  $(12.0) million of related amortization. Other noncurrent liabilities as of December 31, 2008, includes $228.2 million of additional net liabilities related to the fair value of these rights.

(3)
In October 2007, we acquired Bioenvision for net consideration of $304.7 million. Total assets for the acquisition as of October 23, 2007, the date of acquisition, include (amounts in millions):

	Amount	Business Segment
Cash and cash equivalents	$45.2	Corporate
Goodwill and other intangible assets	257.7	Hematologic Oncology
Other tangible assets	13.0	Hematologic Oncology

Total	$315.9

(4)
In November 2006, we acquired AnorMED for net consideration of $569.0 million. Total assets for AnorMED as of November 7, 2006, the date of acquisition, include (amounts in millions):

	Amount	Business Segment
Cash and cash equivalents	$20.2	Corporate
Other tangible assets	35.6	Hematologic Oncology
Goodwill and other intangible assets	35.8	Hematologic Oncology

Total	$91.6

(5)
In September 2006, upon completion of the required annual impairment tests for our goodwill, we determined that the $219.2 million of goodwill for our genetics business was fully impaired and, as a result, we recorded a charge of $219.2 million in our consolidated statement of operations in September 2007 to write off the goodwill for our genetics business.

(6)
In December 2007, we acquired certain diagnostic assets from DCL for net consideration of $54.1 million. Total assets for the acquisition as of December 3, 2007, the date of acquisition, include (amounts in millions):

	Amount	Business Segment
Goodwill and other intangible assets	$44.9	Other
Other tangible assets	10.0	Other

Total	$54.9

(7)
Includes the assets related to our corporate, general and administrative operations, and corporate science activities that we do not allocate to a particular segment, including cash, cash equivalents, short- and long-term investments in debt securities, net property, plant and equipment and deferred tax assets.

        Segment assets for Corporate consist of the following (amounts in thousands):

	December 31,
	2008	2007	2006
Cash, cash equivalents, short- and long-term investments in debt securities	$973,691	$1,460,394	$1,285,604
Deferred tax assets, net	457,342	260,005	136,925
Property, plant & equipment, net	1,524,442	1,240,992	1,036,182
Investments in equity securities	83,325	89,181	66,563
Other	449,375	354,939	318,439

Total	$3,488,175	$3,405,511	$2,843,713

Geographic Information

        We operate in the healthcare industry and we manufacture and market our products primarily in the United States and Europe. Our principal manufacturing facilities are located in the United States, United Kingdom, Republic of Ireland, France and Belgium. The following tables contain certain financial information by geographic area (amounts in thousands):

	For the Years Ended December 31,
	2008	2007	2006
Revenues:
United States	$2,259,086	$1,996,764	$1,728,497
Europe	1,587,318	1,238,360	990,745
Other	758,635	578,395	467,771

Total	$4,605,039	$3,813,519	$3,187,013

	December 31,
	2008	2007	2006
Long-lived assets:
United States	$1,374,708	$1,067,918	$928,547
Europe	1,099,916	1,044,901	801,767
Other	11,429	11,644	7,014

Total	$2,486,053	$2,124,463	$1,737,328

        Our results of operations are dependent on sales of Cerezyme. Sales of this product represented 27% of our total revenue in 2008, 30% of our total revenue in 2007 and 32% of our total revenue in 2006. We manufacture Cerezyme at our facility in Allston, Massachusetts and perform certain fill-finish activities at our facility in Waterford, Ireland. We sell this product directly to physicians, hospitals and treatment centers as well as through unaffiliated distributors. Distributor sales of Cerezyme represented 15% of Cerezyme revenue in 2008, 17% in 2007 and 21% in 2006. We believe that our credit risk associated with trade receivables is mitigated as a result of the fact that this product is sold to a large number of customers over a broad geographic area.

        Sales of Renagel/Renvela, including sales of bulk sevelamer, represented 14% of our total revenue in 2008 and 16% of our total revenue in both 2007 and 2006. A substantial portion of the sales of Renagel/Renvela are to wholesale distributors.

NOTE R.  QUARTERLY RESULTS (Unaudited)

	1st Quarter 2008	2nd Quarter 2008	3rd Quarter 2008	4th Quarter 2008
	(Amounts in thousands, except per share amounts)
Total revenues	$1,100,061	$1,171,134	$1,160,284	$1,173,560
Gross profit(1)	819,819	862,093	865,674	866,850
Net income(1)	145,271	69,564	119,596	86,650
Net income per share:
Basic	$0.54	$0.26	$0.44	$0.32
Diluted	$0.52	$0.25	$0.42	$0.31

	1st Quarter 2007	2nd Quarter 2007	3rd Quarter 2007	4th Quarter 2007
	(Amounts in thousands, except per share amounts)
Total revenues	$883,183	$933,419	$960,159	$1,036,758
Gross profit(2)	671,608	710,359	706,247	768,560
Net income(2,3)	158,187	83,794	159,313	78,899
Net income per share:
Basic	$0.60	$0.32	$0.61	$0.30
Diluted	$0.57	$0.31	$0.58	$0.29

(1)
Includes:

•
for the first quarter of 2008, a $69.9 million pre-tax charge ($56.5 million after tax) for a license fee we paid to Isis;

•
for the second quarter of 2008, a $175.0 million pre-tax charge ($141.3 million after tax) for an additional license fee paid to Isis and a $9.0 million pre-tax net gain ($5.7 million after tax) for a net gain on investments in equity securities;

•
for the third quarter of 2008, a $100.0 million pre-tax charge ($91.3 million after tax) for a license fee we paid to PTC and $14.3 million of pre-tax charges ($10.6 million after tax) for net losses on investments in equity securities; and

•
for the fourth quarter of 2008:

•
a $130.0 million pre-tax charge ($82.5 million after tax) for amounts accrued and paid to Osiris for a license fee;

•
a $16.0 million pre-tax charge ($11.1 million after tax) for the license or purchase of certain intellectual property and technology relating to transactions with two third parties; and

•
a $18.1 million pre-tax charge ($13.4 million after tax) for the write-off of inventory associated with terminated production runs and validation costs associated with our Belgium facility that were incorrectly capitalized from January to September 2008.

(2)
Includes:

•
for the second quarter of 2007:

•
a $64.0 million non-deductible charge for the final court approved settlement agreement of the litigation related to the consolidation of our former tracking stocks; and

•
a $25.0 million pre-tax charge ($15.9 million after tax) for the up-front payment we made to Ceregene in June 2007 related to our collaboration with Ceregene for the development of a gene therapy product for Parkinson's disease;

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

  •
  $14.8 million of pre-tax manufacturing related charges ($9.5 million after tax), including $9.1 million of pre-tax charges to write off additional lots of our Thymoglobulin finished goods inventory that did not meet our specifications for saleable product and $5.7 million of pre-tax charges to write off costs related to the manufacture of tolevamer at our manufacturing plants in the Republic of Ireland and the United Kingdom.

(3)
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

        The following quarterly selected consolidated financial data have been derived from the consolidated financial statements for the periods indicated which have not been audited. We have revised our quarterly consolidated balance sheets as of March 31, 2008, June 30, 2008, and September 30, 2008 for the correction of an error related to the carrying amount of other intangible assets, net and other noncurrent liabilities recorded as a result of the consolidation of Biomarin/Genzyme LLC, effective January 1, 2008. This is further discussed in Note J., "Equity Method Investments," to these consolidated financial statements.

        The effect of this revision had no impact on our consolidated statements of operations or consolidated statements of cash flows for any of the revised quarterly periods. We have determined that these adjustments are not material to our consolidated financial statements for any of the quarterly periods affected; therefore, no revisions have been made to the 2008 consolidated financial statements included in our previously filed Form 10-Qs for this matter (amounts in thousands):

	March 31, 2008 As Revised	June 30, 2008 As Revised	September 30, 2008 As Revised
Total current assets	$2,780,389	$2,629,830	$2,810,106
Other intangible assets, net(1)	$1,745,488	$1,755,918	$1,703,793
Total assets	$8,845,806	$8,948,608	$9,184,344
Total current liabilities	$1,475,663	$1,492,143	$1,476,028
Other noncurrent liabilities(1)	$295,472	$291,121	$332,772
Total liabilities	$1,897,815	$1,907,204	$1,948,460
Total stockholders' equity	$6,947,991	$7,041,404	$7,235,884
Total liabilities and stockholders' equity	$8,845,806	$8,948,608	$9,184,344

(1)
Adjustments were recorded to reduce other intangible assets, net and other noncurrent liabilities by $237.2 million, $234.2 million, and $231.2 million as of March 31, 2008, June 30, 2008, and September 30, 2008, respectively.

 Report of Independent Registered Public Accounting Firm on
Financial Statement Schedule

To the Board of Directors and Shareholders
of Genzyme Corporation:

        Our audits of the consolidated financial statements and of the effectiveness of internal control over financial reporting referred to in our report dated February 27, 2009 appearing in the 2008 Annual Report to Shareholders of Genzyme Corporation (which report and consolidated financial statements are incorporated by reference in this Annual Report on Form 10-K) also included an audit of the financial statement schedule listed in Item 15(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 27, 2009

 GENZYME CORPORATION

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

Column A	Column B	Column C		Column D	Column E
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year ended December 31, 2008:
Accounts receivable allowances	$40,287,000	$12,933,000	$14,071,000	$26,916,000	$40,375,000
Rebates	$90,437,000	$—	$203,333,000	$160,865,000	$132,905,000
Year ended December 31, 2007:
Accounts receivable allowances	$52,563,000	$9,664,000	$10,964,000	$32,904,000	$40,287,000
Rebates	$62,166,000	$—	$149,967,000	$121,696,000	$90,437,000
Year ended December 31, 2006:
Accounts receivable allowances	$46,127,000	$10,050,000	$13,627,000	$17,241,000	$52,563,000
Rebates	$50,304,000	$—	$115,500,000	$103,638,000	$62,166,000

QuickLinks

  EXHIBIT 13
GENZYME CORPORATION AND SUBSIDIARIES Consolidated Selected Financial Data
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
Report of Independent Registered Public Accounting Firm on Financial Statement Schedule
GENZYME CORPORATION SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006